Form 20-F
period 2021-03-31
HDFC BANK LTD
filed 2021-07-28
CIK 1144967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2021
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
Name:
Santosh Haldankar
, Senior Vice President (Legal) and Company Secretary
Telephone:
91
-
22-3976-0711
Email: Santosh.Haldankar@hdfcbank.com
Office Address:
HDFC Bank Ltd; Legal & Secretarial Dept; 2nd floor, Zenith House
,
Opp. Race Course Gate No. 5 & 6 , Keshavrao Khadye Marg
,
Mahalaxmi(west)
,
Mumbai
400 034
, India.
(Name, telephone,
e-mail
and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exc ha nge on which registered
American Depositary Shares, each representing three Equity Shares, Par value Rs. 1.0 per share	HDB	The New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Equity Shares, as of March 31, 2021
5,512,776,482
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
of the Exchange Act).    Yes  ☐    No  ☒

i

CROSS REFERENCE SHEET
Form20-F

	Item Caption	Location

Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Exchange Rates and Certain Defined Terms	1

		Risk Factors	33

		Selected Financial and Other Data	76

Item 4	Information on the Company	Business	3

		Selected Statistical Information	79

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	97

		Principal Shareholders	147

		Related Party Transactions	148

		Supervision and Regulation	157

Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	97

Item 6	Directors, Senior Management and Employees	Business—Employees	29

		Management	125

		Principal Shareholders	147

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	147

		Management—Loans to Members of our Senior Management	138

		Related Party Transactions	148

Item 8	Financial Information	Report of Independent Registered Public Accounting Firms	F-2

		Consolidated Financial Statements and the Notes thereto	F-12

		Business—Legal Proceedings	29

Item 9	The Offer and Listing	Certain Information About Our American Depositary Share and Equity Shares	59

		Restrictions on Foreign Ownership of Indian Securities	195

Item 10	Additional Information	Management	125

		Description of Equity Shares	60

		Dividend Policy	75

		Taxation	150

		Supervision and Regulation	157

		Exchange Controls	193

ii

	Item Caption	Location

		Restrictions on Foreign Ownership of Indian Securities	195

		Additional Information	199

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	21

		Selected Statistical Information	79

Item 12	Description of Securities Other than Equity Securities	Not Applicable

Item 12D	ADSs fee disclosure	Description of American Depositary Shares—Fees and Charges for Holders of American Depositary Shares	68
Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item 15	Controls and Procedures	Management—Controls and Procedures	139

		Management’s Report on Internal Control Over Financial Reporting	200

		Report of Independent Registered Public Accounting Firm—Internal Controls Over Financial Reporting	201

Item 16A	Audit Committee Financial Expert	Management—Audit Committee Financial Expert	140

Item 16B	Code of Ethics	Management—Code of Ethics	140

Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	141

Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable

Item 16F	Changes in or disagreements with accountants	Not Applicable

Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	141

Item 16H	Mine Safety Disclosure	Not Applicable

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
Investor expectations that reforms implemented by the Government of India (the “Government”) will lead to an improvement in the long-term growth outlook helped to improve the rupee’s performance, reducing the depreciation trend to 3.85 percent in fiscal 2015. During fiscal 2016, the rupee depreciated by 6.32 percent primarily reflecting global risk aversion and a strong United States dollar. However, in line with other emerging markets, which experienced currency appreciation in fiscal 2017, the Indian rupee also appreciated by 2.1 percent against the United States dollar. This was mainly attributed to repricing of the Indian assets by international investors (driven by domestic economic and political stability) alongside the disappointment relating to the United States reform agenda. In fiscal 2018, the rupee ranged between a high of Rs. 65.71 per US$ 1.00 and a low of Rs. 63.38 per US$ 1.00. Pressure developed in the last two quarters of fiscal 2018 as oil prices rose and trade war risks escalated globally. In fiscal 2019, while the rupee depreciated overall by 6.3 percent against the United States dollar, it ranged between a high of Rs. 74.4 per US$ 1.00 and a low of Rs. 64.85 per US$ 1.00. Rising oil prices and a slowdown in global trade volumes, as well as a risk aversion towards emerging market currencies (because of tariffs and trade war risks) have all affected the rupee negatively in fiscal 2019. The rupee further depreciated in fiscal 2020, amid weak global demand, low domestic economic growth and foreign portfolio investment outflows, as well as a result of foreign investors becoming more risk averse with respect to investments in India. In fiscal 2020, the rupee ranged between a high of Rs. 76.37 per US$ 1.00 and a low of Rs. 68.40 per US$ 1.00. The rupee appreciated by 2.8 percent in fiscal 2021, in part due to a weak dollar and robust foreign flows. In fiscal 2021, the rupee traded in the range of 75.08-73.14 per US $1.00.
Although we have translated selected Indian rupee amounts in this document into United States dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to United States dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to United States dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$ 1.00 = Rs. 73.14 on March 31, 2021. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on July 16, 2021 was Rs. 74.61 per US$ 1.00.

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
We have three principal business activities: retail banking, wholesale banking and treasury operations. Our retail banking products include deposit products, loans including loans to small and medium enterprises, credit cards, debit cards, third-party mutual funds and insurance products, bill payment services, and other products and services. With respect to wholesale banking, we offer customers a range of financing products, such as documentary credits and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products. We offer a range of deposit and transaction banking services, such as cash management, custodial and clearing bank services and correspondent banking. Our treasury operations manage our balance sheet, and include customer-driven services such as advisory services related to foreign exchange and derivative transactions for corporate and institutional customers, supplemented by proprietary trading, including Indian Government securities. Further, our non-banking finance company (“NBFC”) subsidiary HDB Financial Services Limited (“HDBFSL”) offers a wide range of loans and asset finance products including mortgage loans, commercial vehicle loans, consumer loans and gold loans, as well as a range of business process outsourcing solutions. We provide our customers with brokerage accounts through our subsidiary HDFC Securities Limited (“HSL”), which we believe is one of the leading stock brokerage companies in India and which offers a suite of products and services across various asset classes such as equity, gold and debt, among others.
As a result of trade tensions and geopolitical risks, global growth slowed to 2.8 percent in 2019 from 3.6 percent in 2018, according to IMF estimates. In 2020, growth declined by a further 3.3 percent, driven by the COVID-19 pandemic and related lockdowns and movement restrictions across the globe which caused GDP to contract in major economies. Going forward, we expect the global economic recovery to be driven by emerging markets and the United States. The IMF projects global GDP growth at 6 percent in 2021, with China and the United States growing at 8.4 percent and 6.4 percent, respectively.
The COVID-19 pandemic also adversely impacted India’s economic growth. The Government imposed a strict lockdown between March 25, 2020 and May 31, 2020. While this helped to control the spread of the pandemic during the first wave, it adversely impacted all sectors of the economy, with the consumption and services sectors worst affected. India’s GDP contracted by 24.4 percent in the first quarter of fiscal 2021 as a result of stay at home orders, restrictions on production and significantly decreased sales of non-essential items. In addition, India experienced an increase in unemployment, with the unemployment rate increasing to 11.90 percent as of May 2021 compared to 7.2 percent in January 2020 according to the Center for Monitoring Indian Economy. In response to the pandemic and its economic impact, the Government and the RBI announced several measures during fiscal 2021. These included easing the policy rate, imposing a temporary moratorium on debt repayments and halting dividend payments by banks, among other things. Together with the easing of restrictions and improved hiring, economic activity started to improve again from the second quarter of fiscal 2021. GDP rebounded with 0.5 percent year on year growth in the third quarter of fiscal 2021 as compared to a contraction of 7.4 percent in the second quarter of fiscal 2021 and 24.4 percent in the first quarter of fiscal 2021. In the third quarter, from a supply-side perspective, GDP growth was primarily driven by agriculture (4.5 percent), manufacturing (1.7 percent) and construction and utilities (6.5 percent). From a demand-side perspective, the primary driver was investment, which recorded year on year growth of 2.6 percent in the third quarter, as compared to a contraction of 46.6 percent in the first quarter and a contraction of 8.6 percent in the second quarter of fiscal 2021. The fourth quarter of the fiscal 2021 reaffirmed that the economy was recovering as growth momentum picked up pace. India’s GDP grew by 1.6 percent in the fourth quarter, compared to 0.5 percent in the previous quarter due to improvements across all sectors of the economy. For the full year, India’s GDP declined by 7.3 percent in fiscal 2021 compared to growth of 4.0 percent in the prior year.
More recently, the “second wave” of COVID-19 and related containment measures have adversely affected the pace of recovery for the Indian economy during April 2021 and May 2021. The majority of economic high-frequency indicators (i.e., economic indicators that are available more frequently than traditional economic data) decreased in April 2021 after having demonstrated solid growth during March 2021. However, given lockdowns and other restrictive measures were only being imposed at a local level, instead of nationally, the impact of the “second wave” on the economy is expected to be less severe than the “first wave”. Furthermore, the increasing availability of COVID-19 vaccinations in fiscal 2022 is expected to have a significantly positive impact on economic activity.

We expect the Indian economy to return to its path to recovery beginning in the second quarter of fiscal 2022. We estimate that GDP growth will be 9.1 percent in fiscal 2022.
The economic disruptions caused by COVID-19 also had a bearing on inflation. The headline consumer price index (“CPI”) tracked above the RBI’s upper tolerance of 6.0 percent between April and November 2020. The sharp jump in headline CPI was the result of supply bottlenecks that kept food inflation elevated for most of fiscal 2021. Headline CPI averaged 6.7 percent in the first half of fiscal 2021, before decreasing to 5.6 percent in the second half of fiscal 2021. For the full year, headline CPI increased to 6.2 percent in fiscal 2021, compared to 4.8 percent in fiscal 2020. More recently, headline CPI stood at 6.3 percent in June 2021, remaining above the RBI’s threshold for the second consecutive month. Going forward, higher crude oil prices and input prices, along with a rebound in demand are likely to keep inflation at elevated levels for the remainder of fiscal 2022. We expect inflation to average 6.0 percent in fiscal 2022.
In response to the adverse impact of the COVID-19 pandemic and related disruptions, the Government significantly increased spending and revised upwards its fiscal deficit target for fiscal 2021. The revised target was 9.5 percent of GDP compared to the previously budgeted estimate of 3.5 percent. According to the provisional data of the Controller of General Accounts of India, the fiscal deficit in fiscal 2021 was 9.3 percent, compared to 4.6 percent in fiscal 2020. For fiscal 2022, the Government is targeting a fiscal deficit of 6.8 percent and plans to improve the quality of its spending. We expect the fiscal deficit to rise to 7.3 percent of GDP for fiscal 2022, reflecting the cost of the measures announced in June 2021 (including, among other things, free food grains, and an additional fertilizer subsidy), which aim to mitigate the impact of the second wave of COVID-19.
Since commencing operations in January 1995 we have grown rapidly. As of March 31, 2021, we had 5,608 branches and 16,087 ATMs / Cash Deposit and Withdrawal Machines (“CDMs”) in 2,902 cities and towns and 61.9 million customers. In addition, we had 15,756 business correspondents, which are primarily manned by common service centers (“CSCs”). On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs. 15,961.9 billion as of March 31, 2020 to Rs. 17,979.8 billion as of March 31, 2021. Our net income has increased from Rs. 260.3 billion for fiscal 2020 to Rs. 326.0 billion for fiscal 2021. Our loans and deposits as of March 31, 2021 were at Rs. 11,700.2 billion and Rs. 13,337.2 billion respectively. Across business cycles, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2021, gross non-performing customer assets as a percentage of gross customer assets was 1.70 percent. Our net customer assets represented 91.8 percent of our deposits and our deposits represented 74.2 percent of our total liabilities and shareholders’ equity. The average non-interest-bearing current accounts and low-interest-bearing savings accounts represented 40.0 percent of average total deposits for the year ended March 31, 2021. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) of 3.6 percent for fiscal 2021. We had a return on equity (net income as a percentage of average total shareholders’ equity) of 15.1 percent for fiscal 2020 and 16.1 percent for fiscal 2021. As at March 31, 2021 we had a total capital adequacy ratio (calculated pursuant to RBI guidelines) of 18.79 percent. Our Common Equity Tier I (“CET-I”) ratio was 16.85 percent as at March 31, 2021.
About Our Bank
HDFC Bank was incorporated in August 1994 and commenced operations as a scheduled commercial bank in January 1995. In 2000, we merged with Times Bank Limited and, in 2008, we acquired Centurion Bank of Punjab Limited (“CBoP”). We are part of the HDFC Group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life insurance and general insurance. HDFC Limited and its subsidiaries (together, “HDFC Group”) owned 21.1 percent of our outstanding equity shares as of March 31, 2021 and our Chairperson and Managing Director are nominated by HDFC Limited and appointed with the approval of our shareholders and the RBI. See also “Principal Shareholders”. We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them or that restrict HDFC Limited or any of its group companies from competing with our business. We currently distribute products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited, respectively, and mutual funds of HDFC Asset Management Company Limited.
We have two subsidiaries: HDBFSL and HSL. HDBFSL is a non-deposit-taking NBFC engaged primarily in the business of retail asset financing while HSL is primarily in the business of providing brokerage and other investment services. Effective April 1, 2018 the financial results of our subsidiary companies have been prepared in accordance with notified Indian Accounting Standards (April 1, 2017 being the transition date). HDBFSL’s total assets and shareholders’ equity as of March 31, 2021 were Rs. 626.4 billion and Rs. 84.5 billion, respectively. HDBFSL’s net income was Rs. 3.9 billion for fiscal 2021. As of March 31, 2021, HDBFSL had 1,319 branches across 959 cities in India. HSL’s total assets and shareholders’ equity as of March 31, 2021 were Rs. 47.6 billion and Rs. 14.8 billion, respectively. HSL’s net income was Rs. 7.0 billion for fiscal 2021. On December 1, 2016, Atlas Documentary Facilitators Company Private Ltd. which provided back office transaction processing services to us, and its subsidiary HBL Global Private Ltd. which provided direct sales support for certain products of the Bank, amalgamated with HDBFSL.

Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. Our telephone number is91-22-6652-1000.Our agent in the United States for the 2001, 2005, 2007, 2015 and 2018 ADS offerings is Depositary Management Corporation, 570 Lexington Avenue, New York, NY 10022.
Our Competitive Strengths
We attribute our growth and continuing success to the following competitive strengths:
We have a strong brand and extensive reach through a large distribution network
At HDFC Bank, we are focused on offering a comprehensive range of financial products and solutions tailored to meet the diverse needs of our customers. We are driven by our core values: customer focus, operational excellence, product leadership, sustainability and people. This has helped us grow and achieve our status as one of the largest private sector banks in India, while delivering value to our customers, stakeholders, the Government, employees and the community. We believe HDFC Bank is one of the most trusted and preferred bank brands in India. We have been acknowledged as “India’s Most Valuable Brand” by BrandZ for the seventh consecutive year. We have also been acknowledged as “India’s Best Bank” by Euromoney Awards for Excellence 2020. We have capitalized on our strong brand presence by establishing an extensive banking network throughout India, serving a broad range of customers in metro, urban, semi-urban and rural regions. As of March 31, 2021, we had 5,608 branches and 16,087 ATMs / CDMs in 2,902 cities and towns and over 61.0 million customers, and of our total branches, 49.8 percent were in the semi-urban and rural areas. In addition, we had 15,756 business correspondents, which are primarily manned by CSCs. Our extensive branch network is further complemented by our digital platforms, including internet banking, mobile banking, WhatsApp banking and phone banking solutions, to provide our customers with a lifestyle banking experience, which is categorized into seven categories: Pay, Save, Invest, Borrow, Shop, Trade and Insure. Our focus is on delivering a highly personalized multi-channel experience to our customers.
We provide a wide range of products and high-quality service to our clients in order to meet their banking needs
Whether in retail banking, wholesale banking or treasury operations, we consider ourselves a “one-stop-shop” for our customers’ banking needs. We consider our high-quality service offerings to be a vital component of our business and believe in pursuing excellence in execution through multiple internal initiatives focused on continuous improvement. This pursuit of high-quality service and operational execution directly supports our ability to offer a wide range of banking products.
Our retail banking products include deposit products, retail loans (such as vehicle and personal loans), and other products and services, such as private banking, depositary accounts, brokerage services, foreign exchange services, distribution of third-party products (such as insurance and mutual funds), bill payments and sale of gold and silver bullion. In addition, we are the largest credit card issuer in India with 15 million cards outstanding as of March 31, 2021. With respect to wholesale banking, we offer customers working capital loans, term loans, bill collections, letters of credit, guarantees, foreign exchange and derivative products and investment banking services. We also offer a range of deposit and transaction banking services such as cash management, custodial and clearing bank services and correspondent banking. We believe our large scale and low cost of funding enable us to pursue high-quality wholesale financing opportunities competitively and at an advantage compared to our peers. We collect taxes for the Government and are bankers to companies in respect of issuances of equity shares and bonds to the public. Our NBFC subsidiary HDBFSL offers loan and asset finance products including tractor loans, consumer loans and gold loans, as well as business process outsourcing solutions such as form processing, document verification, contact center management and other front and back-office services.
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
We have achieved robust and consistent financial performance while maintaining a healthy asset quality during our growth
On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resulting increase in market penetration through our extensive branch network, our assets have grown from Rs. 15,961.9 billion as of March 31, 2020 to Rs. 17,979.8 billion as of March 31, 2021. Our net interest margin was 4.6 percent in fiscal 2020 and 4.4 percent in fiscal 2021. Our current and savings account deposits as a percentage of our total deposits were 46.1 percent as of March 31, 2021, and we believe this strong current and savings account profile has enabled us to tap into a low-cost funding base. In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a healthy asset quality. We continue to have low levels of non-performing customer assets as compared to the average levels in the Indian banking industry. Our gross non-performing customer assets as a percentage of total customer assets was 1.70 percent as of March 31, 2021. Our net income has increased from Rs. 260.3 billion for fiscal 2020 to Rs. 326.0 billion for fiscal 2021. Net income as a percentage of average total shareholders’ equity was 15.1 percent in fiscal 2020 and 16.1 percent in fiscal 2021 and net income as a percentage of average total assets was 1.9 percent in fiscal 2020 and 2.0 percent in fiscal 2021. We believe the combination of strong net income growth, robust deposit-taking, a low cost of funds and prudent risk management has enabled us to generate attractive returns on capital.

We have an advanced technology platform
We continue to make substantial investments in our advanced technology platform and systems and expand our electronically linked branch network. We have implemented mobile data-based networking options in semi-urban and rural areas where telecom infrastructure and data connectivity are weak. These networks have enabled us to improve our core banking services in such areas and provide a link between our banking outlets and data centers. In recent years, we have been actively engaged in the shift towards digital banking. Our aim has always been to improve customer experience through digital innovation as an “Experiential Leader” and we are constantly working to develop new technology and improve the digital aspects of our business. See
“—Digital Banking
”
We have invested in a digital banking platform, Backbase, to provide a single, unified omni-channel experience to our customers for mobile banking, online banking, the public website and payments. The latest version of our mobile banking app (v11.0) has been rolled out to our customers.
The COVID-19 pandemic has also accelerated the shift towards digital banking in the last year and the Bank has introduced several new features for its customers:

•	Insta Account Opening: Account opening using only a mobile device, Aadhaar and the Permanent Account number;

•	Video KYC: Automation of the Know Your Customer (“KYC”) process through video calling from the customer’s home or any other location;

•
DigiDemat: DigiDemat accounts can be opened instantly, using existing KYC documentation previously collected in order to open the corresponding bank accounts, removing the need for the customer to provide additional documentation; and

•	Issuance of Insta New Credit Cards: Enabled at the beginning of the COVID-19 pandemic to overcome physical card delivery challenges. A physical card is sent within the normal turnaround time.
We have an experienced management team
Many of the members of our management have had a long tenure with us, which gives us a deep bench of experienced managers. They have substantial experience in banking or other industries and share our common vision of excellence in execution. Our experienced management team is led by Mr. Sashidhar Jagdishan, who has been with our Bank since 1996 and who was appointed Managing Director and Chief Executive Officer of the Bank in October 2020. Formerly our Chief Financial Officer, Mr. Jagdishan was appointed as Change Agent in 2019. He was additionally responsible for legal and secretarial, human resources, corporate communication, infrastructure, administration and corporate social responsibility functions. Having a management team with such breadth and depth of experience is well suited to leverage the competitive strengths we have already developed across our large, diverse and growing branch network as well as allowing our management team to focus on creating new opportunities for our business. See also “
Management
”.
Our Business Strategy
Our business strategy emphasizes the following elements:
Project Future Ready
Steered by our new Managing Director, we recently launched “Project Future Ready”, which seeks to prepare the Bank to capitalize on the next wave of growth. Project Future Ready classifies its growth engines under business verticals, delivery channels and technology/digital, which will be backed by the Bank’s traditional strengths in internal audit, underwriting, risk management and governance. We believe corporate banking, commercial banking (MSME) and rural, government and institutional banking, private banking, retail assets and payments will be growth engines for the Bank, and plan to address these by focusing on our branch banking, tele-sales, and service, relationship and digital marketing.
We believe our growth engines will be supported by our renewed focus on technology and digital investments that we expect will form the backbone for the future of the Bank. While we are strengthening our Enterprise Technology Factory to ensure the availability, security and smooth functioning of our systems, we intend to also create a new Digital Factory. The mandate of the new Digital Factory is to foster innovations in the product and customer experience domains using both proprietary developments as well as collaborations with fintech and more established technology companies. In particular, we intend to focus on moving our products and services to the cloud, creating micro-services, establishing an API-based architecture for all our products and services, and developing partnerships by leveraging the interconnectivity of APIs.

Increase our market share of India’s expanding banking and financial services industry
In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths, including our strong brand, our diverse product offering and our extensive banking outlet and ATM networks, to increase our market penetration. We believe we can expand our market share by focusing on developing our digital offerings to target mass markets across India. We believe digital offerings will position us well to capitalize on growth in India’s banking and financial services sector, arising from India’s emerging middle class and growing number of bankable households. We believe we can also capture an increased market share by expanding our branch footprint, particularly by focusing on rural and semi-urban areas. As of March 31, 2021, we had 5,608 branches and 16,087 ATMs/CDMs in 2,902 cities and towns. In addition, we had 15,756 business correspondents, which are primarily manned by CSCs. In line with the Bank’s core value of product leadership, the bank has significantly enhanced its process of managing the retail distribution franchise and its expansion by developing a scientific approach and using a “Distribution Planning Tool”. This data science tool combines data sources, including geo-spatial data on urbanization levels in India, credit bureau information on the presence of financial companies in an area and various internal data sources with a front-end data visualization solution. The Distribution Planning Tool has enabled the Bank to merge data-based insights with on-the-ground intelligence to take informed decisions on the expansion of distribution points (branches, ATMs/CDMs and business correspondents) at locations which carry high business potential across the country. We expect this approach to help optimize our expansion and increase our market share and profitability.
Continue our investments in technology to support our digital strategy
We believe the increased availability of internet access and broadband connectivity across India requires a comprehensive digital strategy to proactively develop new methods of reaching out to our customers. As a result, we are continuously investing in technology as a means of improving our customers’ banking and payments experience, offering them a range of products tailored to their financial needs and making it easier for them to interact with their banking accounts and payment instruments with us. We believe our culture of innovation and development to be crucial to remaining competitive.
To accelerate our digital strategy, we are creating a Digital Factory and strengthening our Enterprise Technology Factory to develop new digital products and services and improve IT infrastructure. The digital and enterprise factories will focus on the development of APIs, big data and the cloud to ensure reliability, availability, scalability and security of our IT systems. We expect to hire talent from diverse backgrounds such as data analytics, artificial intelligence, machine learning, design thinking, cloud and DevOps in a bid to strengthen capabilities for the digital and enterprise factories. We also aim to develop new internet protocol technologies and plan to shift to a native cloud architecture in collaboration with technology companies, fintechs and large IT companies. The enterprise factory will upgrade its legacy infrastructure, decouple existing systems and build its own capabilities, leveraging open source resources for resilience and scale.
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
Maintain strong asset quality through disciplined credit risk management
We have maintained high-quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our gross non-performing customer assets as a percentage of gross customer assets was 1.70 percent as of March 31, 2021. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.
Maintain a low cost of funds
We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. Our non-interest-bearing current and low-interest-bearing savings account deposits were 46.1 percent of our total deposits as of March 31, 2021. Our average cost of funds (including equity) was 4.5 percent for fiscal 2020 and 3.6 percent in fiscal 2021.
Embed ESG principles within our wider business strategy
We factor in environmental, social and governance (“ESG”) concerns while designing products, processes and policies. Our ESG strategy focuses on climate change, community and society, along with practices related to people, customers, lending, procurement, and governance. We have a board-approved ESG policy framework and environmental policy in place to identify the Bank’s environmental risks and impacts. We have recently set a target to become carbon neutral by fiscal 2032. Our initiatives to reduce ESG risks include initiatives in digital banking, contribution to tree planting targets (we aim to have planted 2.5 million trees by the end of fiscal 2025, of which we have already planted 1.6 million), green building, managing greenhouse gas emissions through various initiatives, including those to reduce fuel consumption by our corporate fleet and paper consumption across the Bank, the use of renewable energy and a reduction in energy consumption.

COVID-19 Pandemic
On March 11, 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization (“WHO”). Since March 2021, India has experienced a significant surge of COVID-19 cases following the discovery of a “double mutant” variant in the country. Governments and companies have introduced a variety of measures to contain the spread of the virus. Measures we have taken include the implementation of remote working arrangements for the majority of our workforce, provision of appropriate masks and hand sanitizers for at-risk employees, use of physical distancing measures, periodic disinfection and fumigation of operational bank locations and the establishment of a specific COVID-19 employee helpline. In addition, as a result of the increase in remote working, we have strengthened our cybersecurity measures, including implementing two-factor authentication, increasing employee awareness of unusual activity and ensuring IT support is available 24 hours per day. We also implemented additional measures to enable customers to complete their banking activity remotely where possible. We believe that due to the measures we have taken following the initial COVID-19 outbreak and the “second wave” in India, including holding provisions that are in excess of the RBI prescribed norms, our capital and liquidity position remains strong leading to robust processes, coordination and communication within our business units and a high level of customer service and care.
The pandemic and its aftermath are likely to result in both challenges and opportunities for the Indian banking system. For example, opportunities in the healthcare sector are likely to grow, as the management of the pandemic underscores the need to expand capacity in this area. While the stimulus package announced by the government between May 13, 2020 and May 17, 2020 committed more spending on healthcare (the specific allocation of funds will be determined by the path of the pandemic and the resulting financial costs), it is likely that going forward both the central and state governments will increase spending on health and associated sectors, such as sanitation. Growth in the healthcare sector is likely to also have a positive impact on the pharmaceuticals and medical equipment segments. As the Government increases its focus on these sectors, it is likely to draw in private sector participation. In November 2020, the Government announced a Rs. 2.65 trillion stimulus package, which included funding for real estate developers and contractors, fertilizer subsidies, employment schemes and additional spending on rural job schemes. In addition, in February 2021, the Government announced provisional plans to increase its capital spending to INR 5.5 trillion in fiscal 2022 from INR 4.25 trillion in fiscal 2021. These measures may lead to increased demand for ancillary products in the infrastructure segment, as well as the crowding-in of private capital expenditure. Furthermore, the development of an Asset Restructuring Company could improve the balance sheet of banks and therefore, the availability of credit.
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
The government has also allocated considerable funding (Rs. 100.0 billion in the recent stimulus package) to formalize the micro-food processing segment through technical and infrastructure support and the implementation of safety and quality standards. The micro-segment is likely to grow in “clusters” and to offer increased credit opportunities for banks, particularly through the micro-finance and the self-help group (“SHG”) channels.
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
Furthermore, increased savings that are typical in the wake of a major economic shock are likely to provide the banking system with low-cost deposits. A lower risk appetite by the general public could drive investments away from alternatives, such as equities, and therefore further increase deposits. With respect to policy measures, the RBI is likely to continue its strategy of remaining accommodative. These measures would ensure low-cost funds for banks.
Finally, anticipated shift in global value chains away from China, in order to reduce concentration risk, as well as in response to a shifting geopolitical landscape, presents India with unique opportunities. India could gain global market share across sectors including more traditional sectors, such as textiles, furniture and basic chemicals, as well as more technologically complex sectors, such as mobile phone handsets, pharmaceuticals and auto components.
However, challenges still remain. As a result of the second wave of COVID-19, we have revised down our fiscal 2022 GDP projections to 9.1 percent. This could slow the recovery in credit demand in the coming year. With respect to Indian exports, a decrease in global demand led to a 7.2 percent decline in merchandise exports in fiscal 2021. For fiscal 2022, export demand is likely to recover, driven by an increase in GDP growth for major trading partners, such as the United States and Europe. However, any significant slowdown in Asia due to the resurgence of the COVID-19 pandemic could slow down the export recovery in India. In particular, the Bank expects the COVID-19 pandemic to have a prolonged impact in the hospitality travel, tourism, recreation, personal services and civil aviation sectors of the Indian economy. The rise in precautionary savings among households and the possibility of rising unemployment, which is often the corollary of a slowdown in economic growth, could reduce the demand for retail lending and in particular for larger borrowings.

Given the dynamic nature of the outbreak, the extent to which COVID-19 will continue to impact our business, financial condition and results of operations will depend on future developments, including the length of the pandemic and how long it takes our clients’ businesses to recover, which remain highly uncertain and cannot be accurately predicted at this time. For additional information related to the COVID-19 pandemic see “
Risk Factors—The COVID-19 pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors Affecting our Results of Operation
”.
Our Principal Business Activities
Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three fiscals:

	Year ended March 31,
	2019		2020		2021
	(in millions, except percentages)
Retail banking	Rs.473,748.2	79.6%	Rs.540,456.5	80.2%	Rs.567,389.2	US$	7,757.6	72.5%
Wholesale banking	111,803.5	18.8%	126,677.3	18.8%	198,576.0		2,715.0	25.4%
Treasury operations	9,796.8	1.6%	6,990.7	1.0%	16,463.6		225.1	2.1%
Net revenue	Rs.595,348.5	100.0%	Rs.674,124.5	100.0%	Rs.782,428.8	US$	10,697.7	100.0%
Retail Banking
Overview
We consider ourselves a one-stop shop for the financial needs of our customers. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, payment wallets, third-party mutual funds and insurance products, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, and market segment our organization structure and our internal business reporting mechanism. Such grouping ensures optimal utilization and deployment of specialized resources in our retail banking business. We also have specific products designed for lower-income individuals through our Sustainable Livelihood Initiative. Through this initiative, we reach out to the un-banked and under-banked segments of the Indian population in rural areas. We actively market our services through our banking outlets and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We follow a multi-channel strategy to reach out to our customers bringing to them choice, convenience and what we believe to be a superior experience. Innovation has been the springboard of growth in this segment and so has a strong focus on analytics and customer relationship management, which we believe has helped us to understand our customers better and offer tailor-made solutions. We further believe that these factors lead to better customer engagement.
As of March 31, 2021, we had 5,608 branches and 16,087 ATMs/CDMs in 2,902 cities and towns. In addition, we had 15,756 business correspondents, which are primarily manned by CSCs. We also provide telephone, internet and mobile banking to our customers. We plan to continue to expand our banking outlet and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.
Retail Loans and Other Asset Products
We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans, of which 31.2 percent were unsecured, made up 65.0 percent of our gross loans as of March 31, 2021. Apart from our banking outlets, we use our ATMs, telephone banking, internet banking and mobile banking to promote our loan products. We perform our own credit analysis of the borrowers and the value of the collateral if the loan is secured. See “—Risk Management—Credit Risk—Retail Credit Risk”. We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral, in most cases, we obtain debit instructions/post-dated checks covering repayments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. Our unsecured personal loans, which are not supported by any collateral, are a greater credit risk for us than our secured loan portfolio. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher contracted interest rate since they carry a higher credit risk as compared to secured loans. Also see “Risk Factors—Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance”.

The following table shows the gross book value and percentage share of our retail credit products:

	At March 31, 2021 Value				% of Total Value
	(in millions)
Retail Assets:
Auto loans	Rs.	964,053.2	US$	13,180.9	12.3%
Personal loans / Credit cards		2,042,727.2		27,929.0	26.1%
Retail business banking		2,007,845.9		27,452.1	25.6%
Commercial vehicle and construction equipment finance		805,329.8		11,010.8	10.3%
Housing loans		702,235.5		9,601.3	9.0%
Other retail loans		1,306,641.0		17,864.9	16.7%
Total retail loans	Rs.	7,828,832.6	US$	107,039.0	100.0%

Note:	The figures above exclude securitized-out receivables.
Auto Loans
We offer loans at fixed interest rates for financing of new and used car purchases. In addition to our general promotional efforts, we specifically market our offerings at various customer touch points such as authorized original equipment manufacturers, dealer showrooms and outlets, authorized direct sales agents and our banking outlets, as well as actively cross-selling these products through other lending businesses of the Bank. We also market our products through outbound and inbound calls with customers, as well as through the bank’s digital touch points. Having established our presence in this business over the last two decades we believe we have consistently been a market leader and are well-equipped to serve the entire automobile ecosystem , including original equipment manufacturers, dealers and end-customers.
Personal Loans and Credit Cards
We offer unsecured loans at fixed rates to salaried individuals, self-employed professionals, small businesses and individual businessmen.
We offer credit cards from VISA, MasterCard, Diners and Rupay platforms, including gold, silver, corporate, business, platinum, titanium, signature, world, black and infinite credit cards under the classification of corporate cards, business cards, co-brand cards, premium retail cards and super premium retail cards. We had approximately 14.5 million and 15.0 million cards outstanding (
i.e.,
total credit cards in circulation) as of March 31, 2020 and March 31, 2021, respectively.
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
Over the past two years, we have experienced outages in our internet banking, mobile banking and payment utilities, including an outage in our internet banking and payment system in November 2020 due to a power failure in the primary data center. In response to these outages, the RBI issued an order on December 2, 2020 (the “December 2020 Order”), advising us to temporarily stop (a) all launches of the digital business-generating activities under our planned Digital 2.0 program and other proposed business-generating IT applications and (b) the sourcing of new credit card customers. The December 2020 Order also stated that these measures may be considered for lifting upon the satisfactory compliance by the Bank with the major critical observations as identified by the RBI. The RBI also appointed a third-party auditor to conduct an audit of the Bank’s systems. The audit has been completed and the auditor submitted its report to the RBI. We await further communication in connection with this matter. We have adopted preventive measures to strengthen our technology infrastructure and mitigate the risks of outages. Some of the key initiatives undertaken include the migration of core data centres in Bengaluru and Mumbai to state-of-the-art facilities which has reinforced our capability to switchover in less than 45 minutes when needed. The capacity for unified payment interface UPI has been tripled, Net Banking and Mobile Banking capacity has been doubled to manage 90,000 users concurrently (a significant step as most of our customers now rely on our digital channels for banking needs), disaster recovery drills have been completed for all critical payment systems and significant upgrades in network and security has been carried out. Also see “
Risk Factors
-
A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operation or financial condition

Retail Business Banking
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
Housing Loans
We provide home loans through an arrangement with our principal shareholder HDFC Limited. Under this arrangement, we source loans for HDFC Limited through our distribution channels. HDFC Limited approves and disburses the loans, which are kept on their books, and we receive a sourcing fee for these loans. We have a right, but not an obligation, to purchase up to 70 percent of the fully disbursed home loans sourced under this arrangement through either the issue of mortgage-backed pass through certificates (“PTCs”) or a direct assignment of the loans. The balance is retained by HDFC Limited.
Other Retail Loans
Two-Wheeler Loans
We offer loans for financing the purchase of mopeds, scooters and motorcycles. We market this product in ways similar to our marketing of automobile loans.
Loans Against Securities
We offer loans against equity shares, mutual fund units, bonds and other securities that are on our approved list. We limit our loans against equity shares to Rs. 2.0 million per retail customer in line with regulatory guidelines and limit the amount of our total exposure secured by particular securities. We lend only against shares in book-entry (dematerialized) form, which ensures that we obtain perfected and first-priority security interests. The minimum margin for lending against shares is prescribed by the RBI. The collateral value of the security for these loans’ is dependent on the quoted price of the security.
Loan Assignments
We purchase loan portfolios, generally in India, from other banks, financial institutions and financial companies, which are similar to asset-backed securities, except that such loans are not represented by PTCs. Some of these loans also qualify toward our directed lending obligations.
Kisan Gold Card
Under the Kisan Gold Card (“KGC”) scheme, funds are extended to farmers in accordance with the RBI’s Kisan Credit Card scheme which is aimed at financing agricultural and related credit requirements. The KGC is a credit facility of a specified amount, which is offered to farmers to finance certain requirements, including the production of crops, post-harvest repair and maintenance expenses, miscellaneous consumption needs, animal husbandry, poultry farming and maintaining fisheries. In addition to loans for recurring needs, long-term loans are granted for purposes including the purchase of farm machinery and land development activities, such as the digging of tube wells, installation of irrigation sprinklers, construction of storage facilities, and sheds for animals.
Depending on the requirements, various types of facilities are extended under KGC. These include cash credit, overdrafts, term loans, farm development loans and drop line overdraft limits. The amount of cash credit funding is based on the farmer’s cropping pattern, the amount of land used and scale of finance, while for term loans it is based on the unit cost of assets. These facilities are extended under a range of crop and geography-specific products, which are designed on the basis of the harvest cycles and the local needs of farmers spread across diverse agro-climatic zones.
Through our knowledge of rural customers’ preferences, we have established a strong footprint in rural areas and we are able to impact the lives of thousands of rural people making banking accessible to areas which lack formal sources of financial services, including credit. Our focus in rural markets is not only to increase credit uptake, but also to strengthen relationships with rural customers by empowering them. In addition to advising farmers on their financial needs, we are increasingly focusing on educating them on the benefits of various governmental and regulatory schemes, such as crop insurance and interest subvention.

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
Retail Deposit Products
Retail deposits provide us with a low-cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 80.0 percent of our total deposits as of March 31, 2021. The following chart shows the book value of our retail deposits by our various deposit products:

	At March 31, 2021
	Value (in millions)				% of total
Savings	Rs.	3,939,467.3	US$	53,862.0	36.9
Current		1,276,632.1		17,454.6	12.0
Time		5,449,142.0		74,502.9	51.1
Total	Rs.	10,665,241.4	US$	145,819.5	100.0
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

•
Current accounts, which are non-interest-bearing accounts designed primarily for business customers. Customers have a choice to select from a wide range of product offerings which are differentiated by basis minimum average quarterly account balance requirements and nature of transactions.

•	Time deposits, which pay a fixed return over a predetermined time period.
We also offer special value-added accounts, which offer our customers added value and convenience. These include a time deposit account that allows for automatic transfers from a time deposit account to a savings account, as well as a time deposit account with an overdraft facility.
Other Retail Services and Products
Debit Cards
We had approximately 32.1 million and 36.7 million debit cards outstanding as of March 31, 2020 and March 31, 2021, respectively. The cards can be used at ATMs and point-of-sales terminals in India and in other countries across the world.
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
Insurance
HDFC Bank is registered as a corporate agent for the solicitation of life, general and health insurance business under regulations prescribed by the Insurance Regulatory and Development Authority of India. Presently, we have arrangements with three life insurance companies, namely HDFC Life Insurance Company Limited, Tata AIA Life Insurance Company Limited and Aditya Birla Sun Life Insurance Company Limited, three general insurance companies, namely HDFC ERGO General Insurance Company Limited, Bajaj Allianz General Insurance Company Limited and Bharti AXA General Insurance Company Limited and two health insurance companies, namely AdityaBirla Health Insurance Company Limited and Max Bupa Health Insurance Company Limited. We earn commission on new premium collected as well as trail income in subsequent years in certain cases while the policy is still in force. Our commission income for fiscal 2021 included fees of Rs. 27,483.4 million in respect of life insurance business and Rs. 3,988.9 million in respect of non-life insurance business, of which Rs. 13,868.2 million was for displaying publicity materials at the Bank’s banking outlets/ATMs.
Bill Payment Services
We are a part of the Bharat Bill Payment System network and offer our customers bill payment services for all utility companies, including water, electricity, gas, telephone, direct-to-home, mobile recharge and internet service providers, as well as financial products such as insurance and mutual funds. We also offer Smartpay (autopay functionality) for all these bills. We believe this is a valuable convenience that we offer our customers. We offer these services to customers through multiple distribution channels: internet banking, mobile banking and phone banking.
Corporate Salary Accounts
We offer Corporate salary accounts to employees of corporate and government entities, enabling employees’ salaries to be credited by the entity directly or via the Bank. A salary account is a type of savings account with no minimum balance requirement in lieu of regular salary credits. Benefits, including a premium debit card and complimentary personal accident cover are provided, amongst others. We also offer salary accounts tailored for employees of the defence and government sector. As of March 31, 2021, these accounts constituted 28.7 percent of our savings deposits by value.
Non-Resident Indian Services
Non-resident Indians (NRIs) are an important target market segment for us given their relative affluence and strong ties with family members in India. Our private and premium banking programs in India are also extended to NRI clients. Relationship managers in India facilitate the banking and investment transactions of our NRI clients. Through our overseas branch in Bahrain, we offer deposits, bonds, equity, mutual funds, treasury and structured products offered by third-parties to our NRI clients. We also have referral arrangements with product/service providers for NRI clients. Our non-resident deposits amounted to Rs. 1,119.4 billion as of March 31, 2020 and Rs. 1,144.8 billion as of March 31, 2021.
Retail Foreign Exchange
We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s checks, demand drafts, foreign exchange cards and other remittances. We also carry out foreign currency check collections.

Customers and Marketing
We identify and target distinct market customer segments for our retail services. Customers are at the core of all marketing initiatives of the Bank. We use advanced analytics to identify customers and offer them relevant products through their preferred channel of communication and with high levels of personalization. Our investments in advanced analytics tools have enabled us to develop a good understanding of customer behavior and customer preferences. This knowledge helps us curate personalized interventions at scale. Our marketing team uses artificial intelligence and machine learning technology and customer relationship management systems to engage with new and existing customers and enable them to purchase our financial products and services with zero or minimal physical interface. We source new customers through joint marketing efforts with our wholesale banking department, such as our corporate salary account package.
Our omni channel campaign management platform enables us to conduct marketing campaigns via our website, mobile apps, e-mails, SMS, WhatsApp and social media. In addition, we launched a customer experience program, called “Infinite Smiles”, that helps establish behaviors and practices that result in customer-centric actions through improvements in product, services, processes and policies. We measure customer loyalty through a closed-loop customer feedback system. The insights we receive help us identify actionable information and implement changes to improve customer experiences and strengthen their loyalty.
We also have programs that target other specific segments of the retail market. For example, under our private and premium banking programs, the relationship managers distribute mutual funds and insurance products and provide advice related to these products. Clients seeking investment advice on alternate products are referred to HDFC Securities (a registered investment adviser regulated by SEBI IA Regulations, 2013) where a team of certified investment advisers provides this service. Customers interested in availing themselves of alternate products (such as fixed income, private equity, alternate investment funds and structures) or services such as succession planning, tax planning, trust formation and will-writing are also referred to HDFC Securities who have referral arrangements with the concerned product/service providers. As of March 31, 2021, 29 percent of our retail deposit customers contributed 64 percent of our retail deposits.
We continue to be strongly committed to financial inclusion programs that extend banking services to underserved populations. Our Sustainable Livelihood Initiative caters to lower-income individuals to finance their economic activity, and also provides skills training, credit counseling and market linkages in terms of access to, or contacts in, their local markets. Through these initiatives, we aim to reach the unbanked and underbanked segments of the Indian populations.
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
Loans to small and medium enterprises, which are generally loans for commercial vehicles, construction equipment and business purposes, are included as part of our retail banking business. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, our organization structure and our internal business reporting mechanism. Such grouping ensures optimal utilization and deployment of specialized resources in our retail banking business.
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
The following table sets forth the asset allocation of our commercial loans and financing products by asset type. For accounting purposes, we classify commercial paper and debentures as credit substitutes (which, in turn, are classified as investments).

	As of March 31,
	2019		2020		2021		2021
	(in millions)
Gross commercial loans	Rs.	2,873,561.0	Rs.	3,583,055.2	Rs.	4,214,885.3	US$	57,627.7
Credit substitutes:
Commercial paper	Rs.	25,734.3	Rs.	124,393.4	Rs.	9,804.1	US$	134.1
Non-convertible debentures		247,152.5		237,980.3		537,472.8		7,348.5
Total credit substitutes	Rs.	272,886.8	Rs.	362,373.7	Rs.	547,276.9	US$	7,482.6
Gross commercial loans plus credit substitutes	Rs.	3,146,447.8	Rs.	3,945,428.9	Rs.	4,762,162.2	US$	65,110.32
Whilst we generally lend on a cash-flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2021, approximately 61.3 percent of the aggregate principal amount of our gross wholesale loans was secured by collateral (Rs. 1,631.5 billion in aggregate principal amount of loans were unsecured). However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “
—
Risk Management—Credit Risk—Wholesale Credit Risk”.
We price our loans based on a combination of our own cost of funds, market rates, tenor of the loan, our rating of the customer and the overall revenues from the customer and with reference to the applicable benchmark. An individual loan is priced on a fixed or floating rate and the pricing is based on a margin that depends on, among other factors, the credit assessment of the borrower. We are required to follow the system requirements related to the interest rate on advances, issued by the RBI from time to time, while pricing our loans. For a detailed discussion of these requirements, see “Supervision and Regulation—Regulations Relating to Making Loans”.
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

Bill Collection, Documentary Credits and Bank Guarantees
We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on an ongoing basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2019	2020	2021	2021
		(in millions)
Bill collection	Rs.5,197,456.2	Rs.6,039,408.6	Rs.5,863,622.6	US$	80,169.8
Documentary credits	1,787,206.9	1,753,159.7	1,410,029.3		19,278.5
Bank guarantees	313,578.3	303,348.0	420,229.2		5,745.5
Total	Rs.7,298,241.4	Rs.8,095,916.3	Rs.7,693,881.1	US$	105,193.9
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
Foreign Exchange and Derivatives
Our foreign exchange and derivative product offering to our customers covers a range of products, including foreign exchange and interest rate transactions and hedging solutions, such as spot and forward foreign exchange contracts, forward rate agreements, currency swaps, currency options and interest rate derivatives. These transactions enable our customers to transfer, modify or reduce their foreign exchange and interest rate risks. A specified group of relationship managers from our treasury front office works on such product offerings in line with the customers’ risk and other requirements and within the framework of our Suitability and Appropriateness policy.
Forward exchange contracts are commitments to buy or sell fixed amounts of currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another and exchange of principal amounts at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees without exchanging the notional principal. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined, being the difference between the contracted rate and the market rate on the settlement date. The underlying rate of interest could be an interest rate curve, interest rate index or bond yield. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.
We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps in the inter-bank market, broadly to support our customers’ requirements and, to a limited extent, for our own account. The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2019, 2020 and 2021, together with the fair values on each reporting date.

	As of March 31,
	2019				2020				2021				2021
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
							(In millions)
Interest rate swaps and forward rate agreements	Rs.	1,073,100.9	Rs.	698.2	Rs.	1,545,303.1	Rs.	1,404.5	Rs.	1,684,294.2	Rs.	785.5	US$	23,028.4	US$	10.7
Forward exchange contracts, currency swaps, currency options	Rs.	884,608.8	Rs.	2,416.0	Rs.	1,309,254.8	Rs.	7,532.1	Rs.	1,490,543.6	Rs.	4,275.8	US$	20,379.3	US$	58.5

Investment Banking
Our Investment Banking Group offers services in the debt and equity capital markets. The group has arranged project financing for clients across various sectors including telecoms, roads, healthcare, energy, real estate and cement. The group advised on aggregate issuances of over Rs. 850.0 billion worth of rupee-denominated corporate bonds across public sector undertakings, financial institutions and our corporate clients during fiscal 2021, becoming the second-largest corporate bond arranger in the market for fiscal 2021. In the equity capital markets business, the group concluded various transactions, including two initial public offerings, four qualified institutional placements, two rights issues and two share buybacks. In the advisory business, we advise clients in the infrastructure, new economy and digital, financial services, industrials and healthcare sectors.
Wholesale Deposit Products
As of March 31, 2021, we had wholesale deposits aggregating to Rs. 2,672.0 billion, which represented 20.0 percent of our total deposits. We offer both non-interest-bearing current accounts and time deposits. We are permitted to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 20.0 million), provided the rates booked on a day are the same for all customers of that deposit size for that maturity. See “
Selected Statistical Information
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
We are a technology-driven bank and have been providing digital CMS solutions to our customers from diverse industry segments. We believe that we have been consistently aligning our product and services strategy to meet our customers’ needs. This, we believe, has helped us to keep ahead of competitors and retain a satisfied customer base that is growing by the year.
We offer traditional and new age digital banking products and experience an increasing demand for digital banking services. While we believe that we have been one of the leading banks in the traditional CMS market, we believe that we have also been able to forge a similar position in the new age CMS market,
i.e.,
digital cash management, and we also believe that we have aligned our product offering with changing and dynamic customer needs. Currently, approximately 85 percent of our transactions are done on the electronic platform.
Today, we believe that we are a leading service provider of digital banking products with a large share of business across customer segments. We have, thus, been able to reduce our transaction costs while maintaining our fees and float levels.
Clearing Bank Services for Stock and Commodity Exchanges
We serve as a clearing bank for the equity cash and derivatives segment, currency derivatives, commodity derivatives and other segments for major stock and commodity exchanges in India, including the National Stock Exchange of India Limited, the BSE Limited, Multi Commodity Exchange and National Commodity and Derivatives Exchange Limited. As a clearing bank, we provide the exchanges or their clearing corporations with a means for collecting payments due to them from their members or custodians and a means of making payments to these institutions. In addition to benefiting from the cash float, which reduces our overall cost of funds, we also earn interest, and generate transaction fees, and commissions by offering various fund-based and non-fund-based facilities and transactional services to the exchanges and their members.

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
Tax Collections
We have been appointed by the Government of India to collect direct taxes. In fiscal 2020 and 2021 we collected Rs. 3,005 billion and Rs. 3,028 billion, respectively, of direct taxes for the Government of India. We are also appointed to collect Goods and Services Tax (“GST”) and excise duties in India. In fiscals 2020 and 2021 we collected Rs. 1,867 billion and Rs. 1,657 billion, respectively, of such indirect taxes for the Government of India and relevant state Governments. We earn a fee from the Government of India for each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to Government entities.
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
Foreign Exchange and Derivatives
Our treasury operations primarily include liquidity management, managing the interest rate risks in our investment portfolio along with limited proprietary trading.
Our treasury operations also include foreign exchange and derivative product offerings to our customers covering a range of products, including foreign exchange and interest rate transactions and hedging solutions, such as spot and forward exchange contracts, forward rate agreements, and derivatives. Whilst “plain vanilla” products are offered to all customer segments, derivative products are offered mostly to our wholesale customers in accordance with the RBI guidelines. A specified group of relationship managers from our treasury front office works on such product offerings in line with the customers’ risk and other requirements and within the framework of our Suitability and Appropriateness policy.
We also enter into derivative contracts not denominated in rupees. Typically the market risks arising out of such products are economically hedged in the interbank market. We also operate under a capped risk exposure to each interbank counterparty. In order to manage residual risks and for overall balance sheet management, we also undertake limited proprietary trading transactions, subject to limits approved by our board of directors (the “Board”).

The following table sets out the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2019, 2020 and 2021, together with the fair values on each reporting date:

	As of March 31,
	2019				2020				2021				2021
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
							(In millions)
Interest rate swaps and forward rate agreements	Rs.	2,086,766.2	Rs.	131.0	Rs.	2,099,192.7	Rs.	(3,504.6)	Rs.	1,492,003.7	Rs.	(2,256.4)	US$	20,399.3	US$	(30.9)
Forward exchange contracts, currency swaps, currency options	Rs.	5,156,391.8	Rs.	829.9	Rs.	5,276,918.2	Rs.	322.6	Rs.	3,913,667.3	Rs.	(278.2)	US$	53,509.3	US$	(3.8)
Domestic Money Market and Debt Securities Desk
Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements including Liquidity Coverage Ratio (“LCR”). These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian Government securities. See also “Supervision and Regulation—Legal Reserve Requirements”. The Bank meets the LCR requirement by maintaining an adequate level of high-quality liquid assets mainly government securities above its mandated statutory requirements. See also “Supervision and Regulation—Regulations on Asset Liability Management”. Our local currency desk primarily trades Indian Government securities for our own account. We also participate in the inter-bank call deposit market and engage in limited trading of other debt instruments.
Equities Market
We trade a limited amount of equities of Indian companies for our own account as part of the equity trading portfolio of our treasury operations, which are specified in the approved list of equity universe that is reviewed at least on a quarterly basis or on a need-based basis as mandated in the Bank’s internal policy. As of March 31, 2021, we had an internal aggregate approved limit of Rs. 500 million for proprietary equity trading, which included Rs. 100 million (defined as a sub-limit of the aggregate approved limit) for primary purchases of equity investments for proprietary trading and Rs. 100 million (defined as a sub-limit of the aggregate approved limit) for investment in index funds or equity mutual funds for proprietary trading. We set limits on the amount invested in any individual company as well as a stop-loss trigger level and a value-at-risk limit for the proprietary equity trading portfolio. Our exposure as of March 31, 2021 was within these limits.
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
Banking Outlets
Our banking outlets are comprised of branches and business correspondents. As of March 31, 2021, we had a total of 5,608 branches covering 2,902 cities and towns. In addition, we had 15,756 business correspondents, which are primarily manned by CSCs. All of our banking outlets are electronically linked so that our customers can access their accounts from any banking outlet regardless of where they have their accounts.
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

As part of its banking outlet licensing conditions, the RBI requires that at least 25.00 percent of all incremental banking outlets added during the year be located in unbanked rural areas that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions. As per the guidelines of the RBI, a rural area is defined as a center with a population up to 9,999. As of March 31, 2021, 5,198 of our banking outlets (including banking outlets manned by the CSCs) are in unbanked areas. With the objective of liberalizing and rationalizing the branch licensing process, the RBI granted general permission, effective from October 2013, to banks like us to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and other prescribed conditions. In May 2017, the RBI further liberalized the branch authorization policy. See “Supervision and Regulation—Regulations Relating to the Opening of Banking Outlets”.
We have overseas banking outlets in Bahrain, Hong Kong and the Dubai International Finance Centre (“DIFC”). These banking outlets cater to the needs of our overseas clients, both corporate and individual. They offer banking, trade finance and wealth management (primarily for non-resident individual customers). In addition, we have representative offices in Abu Dhabi, Dubai and Nairobi. We also have a presence in the International Financial Service Centre Banking Unit at the Gujarat International FinanceTec-City (“GIFT City”) in Gandhinagar, Gujarat. This unit operates in a similar fashion to our foreign banking outlets and customers are able to purchase products such as trade credits and foreign currency term loans, including external commercial borrowings and derivatives to hedge loans. Our unit in GIFT City is regulated and supervised by the RBI.
Automated Teller Machines
As of March 31, 2021, we had 16,087 ATMs/CDMs, of which 7,838 were located at our banking outlets or extension counters and 8,249 were located off-site with access to the general public.
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
Telephone Banking
We provide telephone banking services to our customers in 2,902 cities and towns as at March 31, 2021. Customers can access their accounts over the phone through our 24-hour automated voice response system and can conduct balance and transaction inquiries, order check books and order stop payments of checks. In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers. In select cities, customers can also engage in financial transactions such as opening deposits.
Mobile Banking
Our mobile banking application is specially designed to help our customers manage their banking needs more efficiently. With a secure access and an intuitive, multi-feature design, the application provides our customers with an improved banking experience. Our mobile banking application is designed for an era where our customers can get most of their banking needs serviced on their mobile phones, from sending money (via the national electronic funds transfer (“NEFT”), immediate payment service and unified payment interface (“UPI”) to managing accounts, bills and investments. We believe that banking with our mobile banking application is easy, convenient and secure.
Internet Banking
Our internet banking platform is convenient, comprehensive and safe, enabling our customers to bank 24/7 from the comfort of their home or office. Users can perform the majority of banking transactions online and be assured of the highest levels of security standards. The platform provides several different services, including viewing balances and statements, fund transfers, payment of bills, opening term and recurring deposit accounts, mobile and direct-to-home recharges, ordering check books and online shopping.
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

Digital Banking
In order to advance our digital banking capabilities, we have a dedicated digital innovation team responsible for researching and experimenting with technology. We have built a varied enterprise ecosystem and are making progress in transitioning from the traditional product-oriented approach to a customer-oriented approach. We seek to enable differentiated experiences through applications such as SmartBuy, which we believe is India’s first bank-initiated marketplace offering deals across key categories, including travel, hotels, e-shopping, among others and PayZapp which is our comprehensive mobile payment solution. In addition we seek to improve our customers’ experience using APIs that allow for the seamless and secure exchange of information between the Bank’s systems and third-parties, making our products and services available to all our merchants and on platforms that our customers prefer. Finally, we also utilize analytics that help us improve our customer acquisition and retention. We believe that our direct banking platforms are stable and robust, enabling new ways to connect with our customers to cross-sell various products and improve customer retention. Our product innovations include pre-approved personal loans for salaried accounts granted in as little as 10 seconds and “Digital Loan Against Securities, among others.
In 2017, we began virtual relationship banking to engage with customers through technology, which has since become a fully-fledged customer engagement channel, providing end-to-end services. We have over 5.6 million customers engaged through virtual relationship management. In addition, we have also begun utilizing artificial intelligence (“AI”) technologies. Our virtual assistant EVA, which we believe is India’s first AI-enabled assistant, is capable of both acquiring and servicing customers, as well as processing banking transactions. EVA has also been extended to several other platforms, including Google Assistant, Amazon Alexa and WhatsApp. Furthermore we extensively use robotic process automation to automate backend processes, resulting in higher productivity and reduced turnaround times. In what we believe to be another industry-first, we launched myApps, a suite of applications, in fiscal 2020. myApps offers digital payment modes and other value-added services for four key segments: smart cities, housing societies, clubs and religious institutions to enable digitization of their ecosystem.
During fiscal 2020, we were recognized for our commitment to technology, including being awarded the Nasscom DSCI Excellence Awards 2019 for best security practices in the banking sector, the Business Today – Money Today Financial Award 2019 for best fintech engagement and the Dun & Bradstreet Bank Tech Award 2020 for best use of banking technology for data analytics/BI/Big data. We believe our “Experiential Leadership” strategy and culture of innovation and development will be a crucial strength in remaining competitive in the years to come.
In fiscal 2021, in order to help customers access banking facilities seamlessly irrespective of location, we actively participated in the Account Aggregator Ecosystem, which enables real-time customer information-sharing while ensuring data privacy, subject to customer consent. We are also certified as a financial information provider and financial information user within the ecosystem. In addition, we participate in the Government e-Marketplace Sahay ecosystem that enables us to utilize the Open Credit Enablement Platform in order to quickly disburse loans to MSME borrowers.
We have also invested in machine learning research to improve our understanding of customer sentiments, operational efficiencies and new business opportunities and have begun using robotic process automation to streamline and automate backend processes, operations and underwriting models. We expect this will enable us to reduce costs, improve operating efficiencies and develop our business. We have also begun developing several blockchain-based proof of concepts for multiple use cases, including supply chain financing and issuing letters of credit, which we expect will help us reduce fraud and improve the security and transparency of our processes.
In fiscal 2021, we have also begun implementing APIs across all products and services of the Bank, including the introduction of API Gateway. Our APIs have multi-platform capabilities and are therefore reusable. We expect that together with relying on strategic partnerships, this will enable us to utilize developer ecosystems and reinforce our efforts in setting up a robust digital infrastructure for the Bank. We believe that utilizing APIs will further improve our customer experience and encourage developers to use the APIs to build innovative solutions for our customers, expanding the reach of the Bank’s products and services.
Risk Management
Risk is inherent in our business and sound risk management is critical to our success. The major types of risk we face are credit risk, market risk, liquidity risk, interest rate risk and operational risk. We have developed and implemented comprehensive policies and procedures to identify, assess, monitor and manage our risk.
Credit Risk
Credit risk is the possibility of losses associated with a diminution in the credit quality of borrowers or counterparties. In a bank’s portfolio, losses result from a customer’s or counterparty’s default due to the inability or the unwillingness of such customer or counterparty to meet commitments in relation to borrowing, trading, settlement and other financial transactions. Alternatively, losses result from a reduction in portfolio value arising from the actual or perceived deterioration in credit quality of the underlying borrowers. Credit risk typically results from a bank’s dealings with an individual, association of persons, corporate entity, other bank, financial institution or a sovereign.
The Board of the Bank is responsible for managing the comprehensive risks faced by the Bank, including credit risk. The Board endorses the credit risk strategy and approves the credit risk policies of the Bank. The Bank’s Risk Policy & Monitoring Committee (“RPMC”), which is a Board-level committee, supports the Board by supervising the implementation of the credit risk strategy and procedures. It guides the development of policies, procedures and systems for managing credit risk. The RPMC ensures that these policies are adequate and appropriate to changing business conditions, the structure and needs of the Bank and the risk appetite of the Bank. It periodically reviews the portfolio composition and the status of impaired credits.

The Retail and Wholesale Credit Risk Management functions under the Chief Risk Officer (“CRO”), and runs credit risk management centrally in the Bank. Within the Retail and Wholesale Credit Risk Management function, there is a framework for review and approval of credit ratings. This function is clearly demarcated from, and is independent of, the operations, credit and business functions of the Bank.
Retail Credit Risk
Retail lending, given the granularity of individual exposures, is managed largely on a portfolio basis across various products and customer segments. There are robust front-end and back-end systems in place to ensure credit quality and to minimize losses from defaults. The Retail Credit Risk team is responsible for establishing the risk appetite, ensuring adherence to the risk appetite limits approved by the Board and reviewing and monitoring the key risk indicators of the retail and SME portfolios of the Bank. It is also responsible for conducting product review, formulating key risk indicators and portfolio analysis and distribution trends.
Wholesale Credit Risk
The wholesale credit risk team sits within the Risk Management Group and is primarily responsible for implementing the wholesale credit risk strategy approved by the Board, developing procedures and systems for managing credit risk, periodically monitoring the overall portfolio quality, concentrations and risk-mitigating actions and ensuring that portfolio composition and quality are within the Bank’s risk appetite.
The Bank’s Credit Policies & Procedure Manual and Credit Program (the “Credit Policies”) are central in controlling credit risk in various activities and products. The Credit Policies articulate our credit risk strategy and thereby the approach for credit origination, approval and maintenance. Each credit proposal is evaluated by the business units against the credit standards prescribed in our Credit Policies. They are then subjected to a greater degree of credit analysis based on product type and customer profile by credit specialists in the Wholesale Credit Group headed by the Chief Credit Officer.
There is a framework for independent review and approval of credit ratings by specifically designated rating approvers in the ratings unit, which sits within the Credit Risk function. We have in place a process of risk-grading each borrower according to its management, industry, financial health and the performance of its business. Each borrower is graded on a model scale of 1 to 10, which is further mapped to a master scale of HDB 1 to HDB 10 (HDB 1 indicating the highest and HDB 10 the lowest rating; we further classify HDB 1 to HDB 7 as “investment grade” ratings, while HDB 8 or lower are classified as “non-investment grade” ratings). We have specific models applicable to each significant segment of wholesale credit (
e.g.,
large corporate, SME-manufacturing, SME-services and NBFCs). For a standalone borrower rating, the model encapsulates risks associated with the industry, business, management and financials into quantitative and qualitative factors. The risk rating assigned to the borrower is a function of aggregated weighted scores after an assessment under each of the above four risk categories. Wholesale loans that are investment grade are disclosed as either “pass” or “labeled” and considered to be performing. “Labeled” loans are investment grade loans showing evidence of weakness and following deteriorating trends which, if not corrected, could adversely impact repayment of the obligations.
To ensure adequate diversification of risk, concentration limits have been set up in terms of:
a)
Borrower/business group
: Based on the RBI guidelines on the Large Exposure Framework (“LEF”), exposure ceilings are established for exposures to single borrowers, borrower groups, NBFCs, connected NBFCs groups or a group of connected counterparties, which include an NBFC in the group. See also “
Supervision and Regulation—Large Exposures Framework
”.
b)
Industry
: We have established ceilings on aggregate exposure to an industry. For this purpose, advances and investments as well as non-fund-based exposures are aggregated. Retail advances are exempt from this exposure limit.
c)
Risk grading
: In addition to the exposure ceilings described above, we have set quantitative ceilings on aggregate funded and non-funded exposure (excluding retail assets) specific to each risk rating category at the portfolio level.
The RBI restricts us from lending to companies with which we have any directors in common. In addition, the RBI requires that we direct a portion of our lending to certain specified sectors (“Priority Sector Lending” or “PSL”). See also “
Supervision and Regulation—Directed Lending
”.
Credit Management
The Credit Group, under the Chief Credit Officer (“CCO”) consists of the Retail Credit Group and the Wholesale Credit Group. The CCO reports directly to the Managing Director and is responsible for leading and overseeing the implementation of the overall credit strategy and the management of the retail and wholesale credit portfolios of the Bank. The credit underwriting and portfolio management under the retail and wholesale credit functions are aligned with the Board-approved credit appetite thereby maintaining credit quality of the portfolio. The Credit Group is not assigned any business target. No official in the Retail Credit Group or Wholesale Credit Group has any business responsibility or association, thereby assuring compliance to the four pillars, namely, independence (total independence and freedom to operate without any influence which may compromise risk acceptance), knowledge base (specialization and experience over a period of time), absence of conflict of interest (absolute separation from any business targets or responsibilities, ensuring the quality of risk management) and regulatory compliance (ensuring continuous operation within a low-risk environment).

Retail Credit
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
For individual customers to be eligible for a loan, minimum credit parameters, so defined, are to be met for each product. Any deviation needs to be approved at the designated levels. The product parameters have been selected based on the perceived risk characteristics specific to the product. The quantitative parameters considered include income, residence stability and the nature of the employment/business, while the qualitative parameters include accessibility and profile. Our credit policies and product programs are based on a statistical analysis of our own experience and industry data, in combination with the judgment of our senior officers.
The retail credit team manages credit in retail assets and has the following constituents:
(a)
Central Credit Program Unit
: This unit drives credit portfolio management centrally for retail assets. It is responsible for formulating credit product programs and evaluating proposals for the launch of new products and entering new geographies. The unit also conducts periodic reviews that cover our portfolio management information system, credit management information system and post-approval reviews. The credit program teams conduct detailed studies on portfolio performance in each customer segment.
(b)
Retail Underwriting
: This unit is primarily responsible for approving individual credit exposures and ensuring portfolio composition and quality. The unit ensures implementation of all policies and procedures, as applicable.
(c)
Credit Intelligence and Control
: This unit is responsible for the sampling of documents to ensure prospective borrowers with fraudulent intent are prevented from availing of loans. The unit inter alia
initiates market reference checks to avoid a recurrence of fraud and financial losses.
(d)
Retail Collections Unit
: This unit is responsible for the remedial management of problem exposures in retail assets. The collections unit uses specific strategies for various segments and products for remedial management.
We mine data on our borrower account behavior as well as static data regularly to monitor the portfolio performance of each product segment, and use these as inputs in revising our product programs, target market definitions and credit assessment criteria to meet our twin objectives of combining volume growth and preservation of asset quality.
Our vehicle loans, loan against gold and loan against securities are generally secured on the asset financed. Retail business banking loans are typically secured with current assets as well as immovable property and other fixed assets. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. In most cases, we obtain direct debit instructions or post-dated checks from the customer. It is a criminal offense in India to issue a bad cheque.
Wholesale Credit
For our wholesale banking products, we target leading private businesses and public sector enterprises in the country, as well as subsidiaries of multinational corporations. We consider the credit risk of our counterparties comprehensively. Accordingly, our credit policies and procedures apply not only to credit exposures but also to credit substitutes and contingent exposures.
The Wholesale Credit Group is primarily responsible for implementing the credit strategy approved by the Board, developing procedures and systems for managing credit originated by the wholesale business groups, carrying out an independent assessment of credit, approving individual credit exposures by specifically appointed credit approvers as well as monitoring and ensuring portfolio composition and quality.
Based on what we believe is an adequately comprehensive credit assessment, credit exposure limits are set on individual counterparties. These limits take into account the overall potential exposure on the counterparty, be it on balance sheet or off-balance sheet, across the banking book and the trading book, including foreign exchange and derivatives exposures. These limits are reviewed in detail at annual or more frequent intervals.
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
SME Credit
In order to manage credit in SME assets, the “wholesale credit-business banking function” draws from the wholesale and retail credit functions. The SME policy and strategy is broadly aligned with the wholesale credit function with suitable amendments to make it appropriate for SME customers. It incorporates certain procedures and systems for managing credit, which have been taken from the retail credit function.
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
The market risk department formulates procedures for portfolio risk valuation, assesses market risk factors impacting the trading portfolio and recommends various market risk controls relating to limits and trigger levels for the treasury (including investment banking portfolios for primary undertaking and distribution) and non-treasury positions. The treasury mid-office is responsible for monitoring and reporting market risks arising from the trading desks and also carries out rate scans of the deals. The market data cell in the mid-office maintains market data, performs market data scans to check market data sanctity and verifies the rates submitted by the treasury front office for polling various benchmarks.
Our Board has delegated the responsibility for market risk management of the balance sheet on an ongoing basis to the Asset Liability Committee (“ALCO”). This committee, which is chaired by the Managing Director and includes the heads of the business groups, generally meets fortnightly. The ALCO reviews the product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy, also reviews developments in the markets and the economy and their impact on the balance sheet and business along with review of the trading levels. Moreover, it reviews the utilization of liquidity and interest rate risk limits set by the Board and decides on the inter-segment transfer pricing policy.
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
I. Trading Risk
Trading risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates, equity prices, commodity prices, exchange rates and the variations in their implied volatilities in respect of the trading portfolio held by the Bank. The trading portfolio includes holdings in the held-for-trading and available-for-sale portfolios, as per RBI guidelines and consists of positions in bonds, securities, currencies, interest rate swaps, forward rate agreements and options, cross-currency interest rate swaps and currency options.
The trading risk is managed by establishing a sound process for price validation and by setting various limits or trigger levels, such as value at risk limits, stop-loss trigger levels, price value per basis point (PV01) limits, option Greek limits and position limits, namely, intraday and net overnight forex open position. Additional controls such as order size and outstanding exposure limits are prescribed, wherever applicable, based on case-by-case review. Moreover, measures such as investment limits and deal size thresholds are prescribed as part of the investment policy for managing outstanding investment or trading positions.

The treasury limits are reviewed by the market risk department and presented to the RPMC for its recommendation to the Board for approval. The limits are reviewed annually or more frequently (depending on market conditions) or upon introduction of new products.
The market risk policy sets the framework for market risk monitoring and includes the non-standard product policy which stipulates requirements for case-specific evaluation of risk exposure in respect of non-standard products (that is, products which are not part of the standard product list decided by treasury and the market risk department). Additionally, limits have been assigned to restrict the aggregate exposure in non-standard positions. Further, the stress testing policy prescribes the stress scenarios that are applied on the outstanding trading positions to recognize and analyze the impact of the stress conditions on the trading portfolio. Stress tests are based on historical scenarios as well as on sensitivity factors, such as an assessment based on hypothetical/judgmental scenarios.
Validation of valuation models applied for validation of trading products is conducted by the treasury analytics team, which are then reviewed by the market risk department and governed by the Board-approved independent model validation policy. The Valuation Committee is apprised of the model validation results in its quarterly meetings. Moreover, the market data of major interest rate curves, captured in the valuation systems, are compared against an independent market data source on a month-end basis for accurate valuation in accordance with the independent model validation policy of the Bank.
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

1.	to review and recommend for Board approval the liquidity and interest rate risk policies or any other amendment thereto; and

2.	to ratify excess utilization of Board-approved limits except where delegated to the ALCO.
Asset Liability Committee
The ALCO is the decision-making unit responsible for ensuring adherence to the risk tolerance and limits set by the Board, as well as implementing the Bank’s liquidity and interest rate risk management strategy in line with the Bank’s risk management objectives and risk tolerance. The ALCO is also responsible for balance sheet planning from a risk-return perspective, including strategic management of interest rate and liquidity risks. The role of the ALCO includes the following:

•	product pricing for deposits and customer advances;

•	deciding the desired maturity profile and mix of incremental assets and liabilities;

•	articulating the Bank’s interest rate view and deciding on its future business strategy;

•	reviewing and articulating funding strategy and deciding on source and mix of liabilities or sale of assets;

•	ensuring adherence to the liquidity and interest rate risk limits set by the Board and ratification of utilization, wherever applicable;

•	determining the structure, responsibilities and controls for managing liquidity and interest rate risk and overseeing the liquidity positions Bank level (including domestic and overseas branches);

•	ensuring adequate representation of risk management function on the ALCO;

•	reviewing stress test results and ensuring that a well-documented contingency funding plan is in place;

•	deciding on the transfer pricing policy of the Bank; and

•	regularly reporting to Board on the ALM risk profile of the Bank through ALCO minutes.
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
In addition, the Bank is required to maintain Liquidity Coverage Ratio. The regulatory minimum requirement for the ratio was reduced during the year and stood at 90 percent as on March 31, 2021. Effective April 1, 2021 the minimum requirement reverted to 100 percent. Analysis of liquidity risk also involves examining how funding requirements are likely to be affected under crisis scenarios. The Bank has a Board-approved liquidity stress framework guided by regulatory instructions. The Bank has an extensive intraday liquidity risk management framework for monitoring intraday positions during the day.
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
A significant portion of non-maturing deposits are grouped in the “over 1 year to 3 year” category. Non-rate-sensitive liabilities and assets primarily comprise capital, reserves and surplus, other liabilities, cash and balances with the RBI, current account balances with banks, fixed assets and other assets.
The banking book is represented by excluding the trading book (i.e., on and off-balance sheet items) from the total book.

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
While the earnings perspective calculates the short-term impact of the rate changes, the Economic Value Perspective calculates the long-term impact on the MVE of the Bank through changes in the economic value of its rate-sensitive assets, liabilities and off-balance sheet positions. The Economic Value Perspective is measured using the duration gap analysis method (“DGA”). DGA involves computing the modified duration gap between RSA and RSL and thereby the Duration of Equity (“DoE”). The DoE is a measure of sensitivity of MVE to changes in interest rates. Using the DoE, the Bank estimates the change in MVE under 200 basis points upward and downward parallel rate shocks.
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
Organizational Structure for Managing Operational Risk
The Board is primarily responsible for ensuring effective management of the operational risks of the Bank. The Board sets the overall strategy and direction for operational risk management (“ORM”) within the Bank. This strategy is developed further and subsequently implemented by the RPMC of the Bank. The RPMC is responsible for overseeing the effective implementation of the ORM framework approved by the Board, as well as developing a strong ORM culture and sense of responsibility at every level in the organization. The ORM committee, which is headed by the Chief Risk Officer and consists of senior management functionaries, oversees the implementation of the operational risk management framework approved by the Board. An independent operational risk management department (“ORMD”) is responsible for implementation of the framework across the Bank. The operational risk management policy stipulates the roles and responsibilities of employees, business units, operations and support functions in managing operational risk.
Risk Measurement and Monitoring
The Bank’s organizational structure for managing operational risk consists of the following three lines of defense.

•
Business, Operations, Support & Other functions: These functions are primarily responsible for the implementation of sound risk management practices (including cost-benefit analyses) in the day-to-day operations and any resulting impact of operational risk losses in their units. Specifically, these functions are responsible for developing risk mitigation strategies for their units and will be the first line of defense against operational risk;

•
Operational Risk Management Department: ORMD is responsible for implementing the operational risk management framework across the Bank. The department designs and develops tools required for implementing the framework, including policies and processes, and guidelines towards implementation and is also responsible for the maintenance of the framework. ORMD represents the second line of defense against operational risk; and

•
Internal Audit department: Internal audit is the third line of defense in mitigating operational risk exposures. Internal audit evaluates the adequacy and effectiveness of the internal control systems and procedures in the risk management functions, as well as across the various business and support units of the Bank.

The Bank applies a number of risk management techniques to effectively manage operational risks. These techniques include:

•
risk control self-assessment, to identify high-risk areas so that the Bank can initiate timely remedial measures. This assessment is conducted annually to update senior management of the risk level across the Bank;

•
key risk indicators are metrics that are derived from various factors to provide an early warning of, or to monitor, the increasing risk or control failures in an activity. As these indicators are quantifiable, they can be measured continuously to identify trends in values;

•
the loss data maintenance establishes the Bank’s process of recognizing, recording and mitigating operational losses. Units or functions accounting loss data are required to report every operational risk loss data in a timely manner to ORMD. Operational losses experienced by the units are followed up by the respective control functions for initiation of mitigative measures as applicable;

•
conducting a scenario analysis annually to derive information on hypothetical severe loss situations. The Bank uses this information for risk management purposes, as well as for analyzing the possible financial impact; and

•	periodic reporting on risk assessment and monitoring is done to the line as well as to senior management to enable them to take timely action.
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
Competition
We face intense competition in all our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and in some product areas, NBFCs. In addition, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate. In the last decade, the RBI issued guidelines for the entry of new banks in the private sector, licensing of payments banks and small finance banks in the private sector and “on-tap” licensing of universal banks in the private sector (moving from the previous “stop and go” licensing approach to a continuous or “on-tap” licensing regime). See “
Supervision and Regulation—Entry of new banks in the private sector
”. Since the introduction of the new rules, new banks, payment banks and small finance banks have been established and are operational pursuant to prescribed guidelines, which has increased competition in the markets in which we operate.
Within the public sector banking space, in August 2019, the Government implemented consolidated measures, announcing the merger of ten public sector banks into four bigger banks. This led to a reduction in the number of public sector banks in the country. The consolidation became effective in April 2020.
Retail Banking
In retail banking, our principal competitors are large public sector banks, which have much larger deposit bases and branch networks than ours, other new generation private sector banks, old generation private sector banks, foreign banks and NBFCs in the case of retail loan products. The retail deposit share of foreign banks is small in comparison to the public sector banks. However, some foreign banks have a significant presence among NRIs and also compete for non-branch-based products. The country’s digital payments market is dominated by the government’s United Payment Interface and other digital wallet platforms and online payment systems, offering contactless, in-app or online transactions. While the Bank’s payment app, PayZapp, is the dominant mobile app amongst banks in the wallet space, with users across bank and non-bank customers for payments across offline and online merchants, the Bank faces competition from fintech players in the payment sector as well as payment apps from other banks. In the distribution of third-party products, our principal competitors are brokers, foreign banks and other new private sector banks.
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

Employees
We had 120,093 employees as of March 31, 2021. Most of our employees are located in India. We consider our relationship with our employees to be positive. Further to our acquisition of CBoP in 2008, several employees of CBoP continue to be part of a labor union. These employees represent less than 1 percent of our total employee strength.
Our compensation structure has fixed as well as variable pay components. Our variable pay plans are comprised of periodic performance linked pay (PLP), annual performance linked bonus and employee stock option plans.
In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme required by Government regulation under which the fund is required to pay to employees a minimum annual return, as declared by the provident fund authorities. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the fund. We have also set up a superannuation fund to which we contribute defined amounts. Employees above certain seniority levels are given a choice to contribute to the national pension scheme. We also contribute specified amounts to a pension fund in respect of certain of our former CBoP employees. In addition, we contribute specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.
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
As of March 31, 2021, we had a network consisting of 5,608 branches and 16,087 ATMs/CDMs, including 8,249 at non-branch locations. In addition, we had 15,756 business correspondents, which are primarily manned by CSCs. These facilities are located throughout India with the exception of three banking outlets which are located in Bahrain, Hong Kong and Dubai. We also have representative offices in the United Arab Emirates and Kenya. We set up and commenced business in an International Financial Service Centre Banking Unit at the Gujarat International Finance Tec-City in June 2017. This branch is treated as an overseas branch.
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
Legal Proceedings
We are involved in a number of legal proceedings in the ordinary course of our business, including certain spurious or vexatious proceedings with significant financial claims present on the face of the complaint, but we believe that such spurious or vexatious proceedings lack any merit, based on the historical dismissal of similar claims.
On September 3, 2020, a securities class action lawsuit was filed against the Bank and certain of its current and former directors and officers in the United States District Court for the Eastern District of New York. The complaint was amended on February 8, 2021. The Bank, on July 23, 2021, through its legal counsel, has filed the reply memorandum of law in further support of the motion to dismiss the securities class action suit. The Bank intends to continue to vigorously defend against the allegations. See “
Risk Factors—Our business and financial results could be impacted materially by adverse results in legal proceedings
.”

Risk Factor Summary

1.	Economic and Political Risks

•	A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.

•	Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest (includes details of LIBOR rate setting issue)

•	Financial and political instability in other countries may cause increased volatility in the Indian financial market.

•	Our and our customers’ exposure to fluctuations in foreign currency exchange rates could adversely affect our operating results.

•	We may not adequately assess, monitor and manage risks inherent in our business, and any failure to manage risks could adversely affect our business, financial position or results of operations.

•	In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and a lack of access to the capital markets may prevent us from maintaining an adequate ratio.

•	We rely on third-parties, including service providers, overseas correspondent banks and other Indian banks, who may not perform their obligations satisfactorily or in compliance with law.

2.	Risks Relating to Our Business

•	If we are unable to manage our consistent growth, our operations may suffer and our performance may decline.

•	Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.

•	Our funding is primarily short- and medium-term and if depositors do not roll over deposited funds upon maturity our net income may decrease.

•	Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

•
We could experience a decline in our revenue generated from activities on the equity markets if there is a prolonged or significant downturn on the Indian stock exchanges, and we may face difficulties in getting regulatory approvals necessary to conduct our business if we fail to meet regulatory limits on capital market exposures.

•
Any failure or material weakness of our internal control system could cause significant errors, which may have a materially adverse effect on our reputation, business, financial position or results of operations.

•
Significant fraud, system failure or calamities would disrupt our revenue-generating activities in the short-term and could harm our reputation and adversely impact our revenue-generating capabilities.

•	Negative publicity could damage our reputation and adversely impact our business and financial results.

•
Many of our branches have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing branches, which adversely affects our profitability.

•	Deficiencies in accuracy and completeness of information about customers and counterparties may adversely impact us.

•	We present our financial information differently in other markets or in certain reporting contexts.

•	Statistical, industry and financial data obtained from industry publications and other third-party sources may be incomplete or unreliable.

•	We may be unable to fully capture the expected value from acquisitions, which could materially and adversely affect our business, results of operations and financial condition.

3.	Credit Risks

•	If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

•
We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.

•
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

•
We may be unable to foreclose on collateral in a timely fashion or at all when borrowers default on their obligations to us, or the value of collateral may decrease, any of which may result in failure to recover the expected value of collateral security, increased losses and a decline in net income.

•
Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance.

4.	Risks Relating to Our Industry

•
RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us, such as with HDFC Limited, which could restrict the growth of our business and operations.

•	Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital.

•	Further competition and the development of advanced payment systems by our competitors would adversely impact our cash float and decrease fees we receive in connection with cash management services.

•
Our business is highly competitive, which makes it challenging for us to offer competitive prices to retain existing customers and solicit new business, and our strategy depends on our ability to compete effectively.

•
We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry, and the entry of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.

•	If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.

5.	Risks Relating to Our Ownership Structure

•
HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests.

•
We may face conflicts of interest relating to our promoter and principal shareholder, HDFC Limited, which could cause us to forego business opportunities and consequently have an adverse effect on our financial performance.

•	HDFC Limited may prevent us from using the HDFC Bank brand if they reduce their shareholding in us to below 5 percent.

6.	Legal and Regulatory Risks

•
We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.

•
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

•	Material changes in Indian banking regulations may adversely affect our business and our future financial performance.

•	Our business and financial results could be impacted materially by adverse results in legal proceedings(includes details pertaining to the class action suit filed against the Bank).

•	We may breach third-party intellectual property rights.

7.	Technology risks

•
We face cyber threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results.

•
A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operation or financial condition (includes details of an outage in our internet banking and payment system in
November 2020 and the ensuing RBI order).

8.	Risks Relating to India

•
Any adverse change in India’s credit rating, or the credit rating of any country in which our foreign banking outlets are located, by an international rating agency could adversely affect our business and profitability.

•
If there is any change in tax laws or regulations, or their interpretation, such changes may significantly affect our financial statements for the current and future years, which may have a material adverse effect on our financial position, business and results of operations.

•	Any volatility in the exchange rate may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.

•
Political instability or changes in the Government could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which would impact the Bank’s financial results and prospects.

•
Terrorist attacks, civil unrest and other acts of violence or war involving India and other countries would negatively affect the Indian market where our shares trade and lead to a loss of confidence and impair travel, which could reduce our customers’ appetite for our products and services.

•
Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the price of our equity shares and ADSs.

•
The COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future similar outbreak may have a material adverse effect on our business, financial condition and results of operations.

•	Investors may have difficulty enforcing foreign judgments in India against the Bank or its management
Risks Relating to the ADSs and Equity Shares

•	Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares, a situation which may not continue.

•	Investors in ADSs will not be able to vote.

•	Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

•	Restrictions on deposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

•	There is a limited market for the ADSs.

•	Conditions in the Indian securities market may affect the price or liquidity of our equity shares and ADSs.

•	Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

•	You may be subject to Indian taxes arising out of capital gains.

•	You may be unable to exercise preemptive rights available to other shareholders.

•	Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs.

•
Because the equity shares underlying our ADSs are quoted in rupees in India, you may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

•	There may be less information available on Indian securities markets than securities markets in developed countries.

•	HDFC Limited’s significant holdings could have an effect on the trading price of our equity shares and ADSs.

•	Investors may be subject to Indian taxes arising out of capital gains on the sale of equity shares.

•	Future issuances or sales of equity shares and ADSs could significantly affect the trading price of our equity shares and ADSs.

•	Foreign Account Tax Compliance Act withholding may affect payments on our equity shares and ADSs.

RISK FACTORS
You should carefully consider the following risk factors in evaluating us and our business.
Economic and Political Risks
A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.
Our performance and the quality and growth of our assets are dependent on the health of the overall Indian economy. In addition to inflation, interest rates, external trade, capital flows, the COVID-19 pandemic, and in particular its domestic impact, has been an important driver for India’s growth trajectory in fiscal 2021. While we experienced solid growth in the first half of fiscal 2021, the increasing impact from the pandemic on India also adversely affected the quality of our loan portfolio. Our gross non-performing loans as a percentage of our total loan portfolio increased from 1.5 percent in fiscal 2020 to 1.8 percent in fiscal 2021. While a successful vaccination drive could improve growth prospects, only a very small proportion of Indian adults are currently vaccinated. An increase in the number of COVID-19 cases and any future wave may slow or halt any future economic recovery.
In 2020, global GDP contracted by 3.3 percent, but in 2021, the IMF expects global GDP to increase again, growing by 6.0 percent, particularly driven by the economic recovery in the U.S. and China. In 2020, global GDP contracted by 3.3 percent. A global economic recovery could result in an export-led improvement in Indian growth prospects. However, in addition to the development of the pandemic in India, a worsening of the COVID-19 pandemic in Asia could limit growth by adversely affecting investor sentiment and hindering trade across Asia. Despite the decreased growth prospectus, investor sentiment has remained relatively strong. India recorded gross FDI inflows of US$81.72 billion in fiscal 2021 compared to inflows of US$ 74.4 billion in fiscal 2020, while portfolio investors remained net purchases of both debt and equity during the second half of fiscal 2021. We believe that as a result of the surplus liquidity and accommodative monetary policy stance across global market, foreign portfolio flows in India are likely to remain strong, as investors are likely to seek higher yields in times of surplus global liquidity.
We believe that overall bank credit growth is likely to increase in fiscal 2022 from 5.9 percent in fiscal 2021 and 9.5 percent in fiscal 2020. However, increased systemic risk, slower economic growth and weak employment opportunities may result in credit growth not recovering to pre-pandemic levels. These factors could be exacerbated by any future waves of the pandemic. In particular, retail lending for large purchases could slow markedly as households seek to conserve cash during an economically unstable period.
Corporate borrowing could also slow as many large corporates over-borrowed in fiscal 2021 reducing the need for further borrowing in the short-term. The impact of COVID-19 is likely to be prolonged in certain sectors in the Indian economy, including hospitality and civil aviation, which could adversely affect the Bank’s operations in those areas. Any extended slowdown in the economy may adversely impact credit growth and the level of non-performing and restructured loans. If the Indian economy growth prospects deteriorate, our asset base may erode, which would result in a material decrease in our net profits and total assets which could materially adversely affect our business, results of operations and financial position. See also “
The COVID-19 pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.
Our results of operations depend to a great extent on our net interest revenue. During fiscal 2021, net interest revenue after allowances for credit losses represented 67.7 percent of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing
liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different.
The combination of global disinflationary pressures, better supply management of food items, including prudent food stock management, appropriate monetary policy action, fiscal consolidation and subdued global commodity prices have helped to keep domestic inflation in check in recent years, thereby causing consumer price index inflation to decrease to 3.89 percent in March 2017. Furthermore, headline inflation remained within the RBI’s target zone during March 2018 and 2019. However, headline inflation rose to 5.8 percent in March 2020 and increased further to above the RBI’s upper tolerance limit of 6 percent between April and November 2020. In June 2021, headline inflation stood at 6.3 percent. Food, fuel and “core inflation” (i.e., CPI excluding food and fuel) continued to increase. In June 2021, Food inflation increased by 5.6 percent, fuel inflation increased by 12.7 percent in June 2021 and core inflation increased by 6.2 percent. Going forward, headline inflation is expected to increase and average at 6.0 percent in the fiscal year 2022.

The softening in inflation led the RBI to cut the policy repo rate by 75 basis points in fiscal 2016, by another 50 basis points in fiscal 2017 and by 25 basis points in fiscal 2018. While the repo rate was raised by 50 basis points during the first half of fiscal 2019, the policy rate was again reduced by 25 basis points in the fourth quarter, as inflation started easing. In fiscal 2020, the RBI continued to reduce the policy rate in the first half of the fiscal year. However, as headline inflation started picking up, the central bank paused the easing cycle after decreasing the repo rate by 25 basis points in October 2019. In March 2020 the RBI again reduced the repo rate by 75 basis points to address pandemic-related disruptions. In May 2020, to address the COVID-19-related economic disruption, the RBI implemented an emergency rate cut of 40 basis points and have held the rate steady since then. The repo rate stood at 4.0 percent as of March 31, 2021. See also “
The COVID-19 pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
To make the liquidity situation more comfortable, the RBI conducted net open market operations (“OMOs”) with purchases of Rs. 1.1 trillion in fiscal 2017 and sales of Rs. 0.9 trillion in fiscal 2018. In fiscal 2019, the RBI again conducted net OMO of Rs. 3.0 trillion. In addition to open market operations, the RBI injected liquidity using new instruments, such as FX swap operations, long-term repo auctions (“LTROs”) and targeted long-term repo auctions (“TLROs”) in fiscal 2020. In fiscal 2021, the RBI conducted net OMO of Rs. 3.1 trillion, special OMO (simultaneous sale and purchase of government securities) of INR 1.9 trillion and targeted long-term repo operation of Rs. 05.5 billion. Furthermore, the RBI actively managed yields by conducting special OMOs and buying government securities in the secondary market in fiscal 2021, as well as providing special credit lines for sectors hit by the pandemic.
Domestically, if the fiscal deficit both federally and for states rises sharply, bond yields are likely to remain volatile and see some upward pressure. However, with RBI’s active yield management strategy uptrend in yields is likely to be capped. Any volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.
On July 27, 2017, the U.K. Financial Conduct Authority announced that it will no longer compel or persuade banks to contribute to LIBOR rate setting after 2021. On December 4, 2020, ICE Benchmark Administration Limited, which administers LIBOR, published a consultation on its intention to cease the publication of most LIBOR settings as of the end of December 2021, except for the publication until June 30, 2023 of certain U.S. dollar LIBOR settings. Therefore, after 2021 most LIBOR settings may cease to be calculated. It has become clear that various jurisdictions are working on a rate or rates as accepted alternatives to LIBOR. For example, in the United States the Alternative Reference Rates Committee, a group convened by the Federal Reserve Board and the Federal Reserve Bank of New York has identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative rate for U.S. Dollar LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions. These changes will have effect on the markets for LIBOR-based financial instruments. The nature of potential changes, alternative reference rates or other reforms may adversely affect market liquidity, the pricing of LIBOR-based instruments and the availability and cost of associated hedging instruments and borrowings. Payments under contracts referencing new reference rates may differ from those referencing LIBOR. The transition may change our risk profile and require changes to risk and pricing models, valuation tools, product design and hedging strategies. In addition, we face legal risks arising from potential changes required to documentation for new and existing transactions and operational risks arising from the potential requirement to adapt IT systems, reporting infrastructure and operational processes. Although we are unable to quantify the ultimate impact of the transition from LIBOR given the nature of the potential changes, we continue to monitor the developments related to the future of LIBOR in line with any regulatory or quasi-regulatory guidance. Moreover, the failure to manage any potential transition from LIBOR to a different reference rate, or rates, may adversely affect our reputation, business and financial condition, and results of operations. See “
Selected Statistical Information—Analysis of Changes in Interest Revenue and Interest Expense” and “Selected Statistical Information—Yields, Spreads and Margins
”.
Financial and political instability in other countries may cause increased volatility in the Indian financial market.
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
The global credit and equity markets have experienced substantial dislocations, liquidity disruptions and market corrections in the last few years, most recently due to the impact of the COVID-19 pandemic. In Europe, the impacts of the European sovereign debt crisis, the withdrawal of the U.K. from the European Union, Italian political and economic developments, protests in France, the refugee crisis and the increasing attractiveness to voters of populist and anti-austerity movements have all contributed to political and economic uncertainty. An escalation of political risks could have consequences both for the financial system and the greater economy as a whole, potentially leading to declines in business levels, write-downs of assets and losses across businesses in the U.K. and the European Union, which could lead to adverse consequences for global financial and foreign exchange markets.

The U.K. Government concluded a Trade Cooperation Agreement (the “TCA”) with the European Union which came into effect on January 1, 2021. Given the ongoing uncertainty over the U.K.’s withdrawal from the European Union, it is difficult to determine the exact impact of the TCA over the long term. However, the U.K.’s economy and those of the Eurozone countries are very tightly linked as a result of EU integration projects (other than the Euro) and any trade disputes between the U.K. and the European Union may have an adverse impact on global financial markets. The currently unsettled future relationship between the EU and the U.K. is also likely to lead to further uncertainty in relation to the regulation of cross-border business activities.
In addition, recurrent or future waves of COVID-19 cases across the globe could adversely affect global financial markets leading to adverse follow-on consequences in India. See also “—
The COVID-19 pandemic may have a material adverse effect on our business, financial condition and results of operation
”.
In response to these developments, including the COVID-19 pandemic, as well as past financial and liquidity crises in these markets, legislators and financial regulators in the United States, Europe and other jurisdictions, including India, have implemented several policy measures designed to add stability to the financial markets. However, the overall impact of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. In the event that the current adverse conditions in the global credit markets continue or if there is any significant financial disruption, this could cause increased volatility in the Indian financial market and have an adverse effect on our business, future financial performance and the trading price of our equity shares and ADSs.
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
As of March 31, 2021, the RBI requires a minimum capital adequacy ratio of 11.075 percent (including requirements for the capital conservation buffer and due to our Bank’s classification as a Domestic Systemically Important Bank (D-SIB)) of our total risk-weighted assets. We adopted the Basel III capital regulations effective April 1, 2013. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 18.79 percent as of March 31, 2021. Our CET-I ratio was 16.85 percent as of March 31, 2021. Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.
The Basel Committee on Banking Supervision issued a comprehensive reform package entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. In May 2012, the RBI released guidelines on implementation of the Basel III capital regulations in India and in July 2015, the RBI issued a master circular consolidating all relevant guidelines on Basel III, and time to time amendments. The key items covered under these guidelines include: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) grading the enhancement of the total capital requirement; (iv) introducing a capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks, which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference shares will not be considered a part of CET-I capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Additionally, the guidelines have set out criteria for loss absorption through the conversion or write-off of Additional Tier I capital instruments at a pre-specified trigger level. The RBI has deferred the implementation of the last tranche of the capital conservation to October 1, 2021. Consequently, for Additional Tier I instruments issued before October 1, 2021, i.e., before the full implementation of Basel III there would be two pre-specified triggers. A lower pre-specified trigger at CET-I of 5.5 percent of risk-weighted assets (“RWAs”) will apply and remain effective before October 1, 2021; from this date the trigger will be raised at CET-I of 6.125 percent of RWAs for all such instruments. Additional Tier I instruments issued on or after October 1, 2021 will have only one pre-specified trigger at CET-I of 6.125 percent of RWAs. The capital requirement, including the capital conservation buffer and D-SIB requirements, will be 11.7 percent once these guidelines are fully phased in. D-SIBs are required to maintain additional CET-I capital requirement ranging from 0.2 percent to 1.0 percent of risk-weighted assets. We were classified as a D-SIB from April 1, 2018 onwards and were required to maintain additional CET-I of 0.2 percent with effect from April 1, 2019. See “
Supervision and Regulation—Domestic Systemically Important Banks
”. Banks will also be required to have an additional capital requirement towards countercyclical capital buffer (“CCCB”) varying between 0 percent and 2.5 percent of the risk-weighted assets as and when implementation is announced by the RBI. The RBI has not yet activated the CCCB and in its notification dated April 19, 2021, has stated that it is not necessary to activate CCCB at this point in time. Additionally, the Basel III LCR, which is a measure of the Bank’s high-quality liquid assets compared to its anticipated cash outflows over a 30-day stressed period, began applying in a phased manner that started with a minimum requirement of 60 percent from January 1, 2015 and reached a minimum of 100 percent on January 1, 2019. However, in view of the COVID-19 pandemic, the RBI pursuant to its circular dated April 17, 2020 has reduced the LCR requirement from 100 percent to 80 percent for the period from April 17, 2020 to September 30, 2020. The RBI increased the reduced LCR requirement in two phases: (i) from 80 percent to 90 percent from October 1, 2020 to March 31, 2021 and (ii) from 90 percent to 100 percent from April 1, 2021. In 2020, banks were permitted to avail themselves of funds under the marginal standing facility by dipping into the Statutory Liquidity Ratio (“SLR”) up to an additional 1.0 per cent of their net demand and time liabilities (“NDTL”) (i.e., cumulatively up to 3.0 percent of their NDTL). This facility, which was initially available until June 30, 2020 was later extended in phases until March 31, 2021, enabling banks to meet their LCR requirements. In February 2021, the RBI announced that banks were permitted to continue with the MSF relaxation until September 30, 2021. See “
The COVID-19 pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”. These various requirements including requirements to increase capital to meet increasing capital adequacy ratios could require us to forego certain business opportunities. Since, we have been classified as a D-SIB, pursuant to a circular issued by the RBI dated June 2019, under Basel III, we are required to maintain a minimum leverage ratio of 4 percent as compared to 3.5 percent required to be maintained by other scheduled commercial banks, with effect from October 1, 2019.
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

We rely on third-parties, including service providers, overseas correspondent banks and other Indian banks, who may not perform their obligations satisfactorily or in compliance with law.
Our business leads us to rely on different types of third-parties, which exposes us to risks. For example, we enter into outsourcing arrangements with third-party vendors, in compliance with the RBI guidelines on outsourcing. These vendors provide services which include, among others, cash management services, software services, client sourcing, debt recovery services and call center services. However, we cannot guarantee that there will be no disruptions in the provision of such services or that these third-parties will adhere to their contractual obligations. Additionally, we also rely on our overseas correspondent banks to facilitate international transactions, and the Indian banking industry as a whole is interdependent in facilitating domestic transactions. There is no assurance that our overseas correspondent banks or our domestic banking partners will not fail or face financial problems (such as financial problems arising out of or in relation to frauds uncovered in early 2018 at one of India’s public sector banks). If there is a disruption in the third-party services, or if the third-party service providers discontinue their service agreement with us, our business, financial condition and results of operations will be adversely affected. In case of any dispute with any of the foregoing parties, we cannot assure you that the terms of our arrangements with such parties will not be breached, which may result in costs such as litigation costs or the costs of entering into agreements with third-parties in the same industry, and such costs may materially and adversely affect our business, financial condition and results of operations. We may also suffer from reputational and legal risks if one of these third-parties acts unethically or unlawfully, and if any Bank in India, especially a private Bank, or any of our key overseas correspondent banks were to fail, this could materially and adversely affect our business, financial condition, growth prospects or the price of our equity shares.
Risks Relating to Our Business
If we are unable to manage our growth, our operations may suffer and our performance may decline.
We have grown consistently over the last years. Our loan growth rate has been significantly higher than that of the Indian banking industry. Our loans in the three-year period ended March 31, 2020 grew at a compounded annual growth rate of 21.1 percent. The compounded annual growth for the Indian Banking Industry for the same period was approximately 8.3 percent. The growth in our business is partly attributable to the expansion of our branch network. As at March 31, 2016, we had a branch network comprised of 4,520 branches, which increased to 5,608 branches as at March 31, 2021. Section 23 of the Banking Regulation Act, 1949 (the “Banking Regulation Act”) provides that banks must obtain the prior approval of the RBI to open new banking outlets. Further, the RBI may cancel a license for violations of the conditions under which it was granted. The RBI issues instructions and guidelines to banks on branch authorization from time to time. With the objective of liberalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks, including us, to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and certain other conditions. In May 2017, the RBI has further liberalized the branch authorization policy. See “
Supervision and Regulation—Regulations Relating to the Opening of Banking Outlets
”. If we are unable to perform in a manner satisfactory to the RBI in any of these centers or comply with the specified conditions, it may have an impact on the number of banking outlets we will be able to open, which would, in turn, have an impact on our future growth. In addition, our rapid growth has placed, and if it continues, will place, significant demands on our operational, credit, financial and other internal risk controls including:

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
We are highly dependent on our management team, including the efforts of our Managing Director and Chief Executive Officer, and our Executive Director, as well as other members of our senior management. Our future performance is dependent on the continued service of these persons or similarly skilled and qualified successors Mr. Aditya Puri retired as the Managing Director of the Bank on October 26, 2020 upon reaching 70 years of age, in accordance with the tenure approved by the RBI. Mr. Sashidhar Jagdishan was appointed as the Managing Director and Chief Executive Officer of the Bank for a period of three years with effect from October 27, 2020 in accordance with the terms and conditions approved by the RBI in its communication dated August 3, 2020. In addition, we also face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. The loss of key personnel may restrict our ability to grow and consequently have a material adverse impact on our results of operations and financial position.

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
”. However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2021, 35.2 percent of our loans are expected to mature within the next one year and 42.9 percent of our loans are expected to mature between the next one to three years. As of March 31, 2021, 30.8 percent of our deposits are expected to mature within the next year and 39.9 percent of our deposits are expected to mature between the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition. We may also face a concentration of deposits by our larger depositors. Any sudden or large withdrawals by such large depositors may impact our liquidity position.
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
These requirements result in Indian banks, such as ourselves, maintaining (as per RBI guidelines currently in force) a portion of our liabilities in bonds issued by the Government (18.0 percent as of May 2021 computed as per guidelines issued by the RBI. We are also required to maintain 4 percent of our liabilities (computed as per guidelines issued by the RBI) by way of a balance with the RBI. This, in turn, means that we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including government securities, will likely adversely impact our profitability. The aforementioned requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in government issued securities is generally lower than that earned on our other interest earning assets.
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
As per RBI norms, a bank’s capital market exposure is limited to 40 percent of its net worth under Indian GAAP as of March 31 of the previous year, both on a consolidated and non-consolidated basis. Our capital market exposure as of March 31, 2021 was 15.6 percent of our net worth on a non-consolidated basis and 17.4 percent on a consolidated basis, in each case, under Indian GAAP. See “
Supervision and Regulation—Large Exposures Framework
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
For example, pursuant to the media reports during fiscal 2018, certain unpublished price sensitive information (“UPSI”) relating to our financial results for the quarter ended December 31, 2015 and June 30, 2017 was leaked in a private “group” on the WhatsApp mobile app ahead of the official publication of such results. Following this leak, we received an order from SEBI on February 23, 2018 directing us to (i) strengthen our processes, systems, and controls relating to information security to prevent future leaks, (ii) submit a report on (a) the systems and controls, how they have been strengthened, and at what regular intervals they are monitored, and (b) the details of persons who are responsible for monitoring such systems, and (iii) conduct an internal inquiry into the leakage of UPSI relating to our financial results and submit a report in relation thereto. In accordance with the SEBI order, we filed both reports with SEBI on May 30, 2018. Any additional action by SEBI in connection with its investigation and our respective reports may subject us to further scrutiny or enforcement actions and have a material adverse effect on our reputation, business, financial position or results of operation. SEBI has asked for information from the Bank on the above matter from time to time, which has been provided by the Bank. On August 31, 2020, SEBI passed an Adjudication Order against a customer of the bank in connection with the UPSI matter. There can be no assurance that similar failure of our internal control system may not be repeated in the future, which could adversely affect our business and results of operations.
Significant fraud, system failure or calamities would disrupt our revenue-generating activities in the short-term and could harm our reputation and adversely impact our revenue-generating capabilities.
Our business is highly dependent on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and therefore ensuring the security of this system and its availability is of paramount importance. Our systemic and operational controls may not be adequate to prevent any adverse impact from frauds, errors, hacking and system failures. A significant system breakdown or system failure caused by intentional or unintentional acts would have an adverse impact on our revenue-generating activities and lead to financial loss. For example, over the past two years we have experienced outages in our internet banking, mobile banking and payment utilities. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Fraud or system failures by other Indian banking institutions (such as frauds uncovered in early 2018 at one of India’s public sector banks) could also adversely affect our reputation and revenue-generating activity by reflecting negatively on our industry more generally, and in certain circumstances we could be required to absorb losses arising from intentional or unintentional acts by third-party institutions. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we would be able to restore data and resume processing in the event of a significant system breakdown or failure. However, it is possible the disaster recovery site may also fail or it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario where the primary site is also completely unavailable, there may be significant disruption to our operations, which would materially adversely affect our reputation and financial condition.
Negative publicity could damage our reputation and adversely impact our business and financial results.
Reputational risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to attract and retain customers, and may expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices, mortgage servicing and foreclosure practices, corporate governance, regulatory compliance, mergers and acquisitions and related disclosure, sharing or inadequate protection of customer information, and actions taken by government regulators and community organizations in response to that conduct. For example, over the past two years, we have experienced outages in our internet banking, mobile banking and payment utilities, including an outage in our internet banking and payment system in November 2020 due to a power failure in the primary data center. See “—
A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operation or financial condition.
” Although we take steps to minimize reputational risk in dealing with customers and other constituencies, we, as a large financial services organization with a high industry profile, are inherently exposed to this risk.

Many of our branches have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing branches, which adversely affects our profitability.
As at March 31, 2016, we had 4,520 branches and as at March 31, 2021, we had 5,608 branches, a significant increase in the number of branches. Some of the newly added branches are currently operating at a lower efficiency level as compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.
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
The Ministry of Corporate Affairs, in its press release dated January 18, 2016, had issued a roadmap for implementation of Indian Accounting Standards (“IND-AS”) converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) with certain carve-outs for scheduled commercial banks, insurance companies and non-banking financial companies (the “Roadmap”). This Roadmap required such institutions to prepare IND-AS-based financial statements for the accounting periods commencing on or after April 1, 2018 and to prepare comparative financial information for accounting periods beginning April 1, 2017 and thereafter. The RBI, in its circular dated February 11, 2016, required all scheduled commercial banks to comply with IND-AS for financial statements for the same periods stated above. The RBI did not permit banks to adopt IND-AS earlier than the above timelines. The RBI circular also stated that the RBI will issue instructions, guidance and clarifications, as and when required, on the relevant aspects of the implementation of IND-AS. In April 2018, the RBI deferred the effective date for implementation of IND-AS by one year, by which point the necessary legislative amendments were expected to have been completed. The legislative amendments recommended by the RBI are under consideration by the Government of India. Accordingly, the RBI, in its circular dated March 22, 2019 deferred the implementation of IND-AS until further notice.
In conjunction with the implementation of IND-AS for our local Indian results, we may adopt IFRS for the purposes of our filings pursuant to Section 13 or 15(d) of, and our reports pursuant to Rule13a-16 or 15d-16 under, the Exchange Act. Should we choose to do so, our first year of reporting in accordance with IFRS would be same as the accounting period for IND-AS which is dependent on instructions to be issued by the RBI for the implementation of IND-AS. For our first year of reporting in accordance with IFRS, we would be permitted to file two years, rather than three years, of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS.
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
We may be unable to fully capture the expected value from acquisitions, which could materially and adversely affect our business, results of operations and financial condition.
We may from time to time undertake acquisitions as part of our growth strategy, which could subject us to a number of risks, such as: (i) the rationale and assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) we may fail to successfully integrate any acquired business, including its technologies, products and personnel; (iii) we may fail to retain key employees, customers and suppliers of any acquired business; (iv) we may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavourable terms and conditions; (v) we may fail to discover certain contingent or undisclosed liabilities in businesses that we acquire, or our due diligence to discover any such liabilities may be inadequate; and (vi) it may be necessary to obtain regulatory and other approvals in connection with certain acquisitions and there can be no assurance that such approvals will be obtained and even if granted, that there will be no burdensome conditions attached to such approvals, all of which could materially and adversely affect our business, results of operations and financial conditions.
Credit Risks
If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.
Our gross non-performing loans and non-performing credit substitutes represented 1.70 percent of our gross customer assets as of March 31, 2021. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and the overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2021, 66.1 percent of our loan book was partially or fully secured by collateral. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. See “
Note 9—Loans”
in our consolidated financial statements. As a result of the COVID-19 pandemic, the Government and the RBI implemented various regulatory measures, including those aimed at alleviating financial pressure on borrowers. These measures included a moratorium on debt repayments and temporary permission to classify certain distressed loans as “Standard” if the cause of the distress was related to the pandemic. See “—
The COVID-19 pandemic may have a material adverse effect on our business, financial condition and results of operation”.
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

A number of factors outside of our control affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, domestic or global turmoil, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI or the Government of India and COVID-19 related regulatory changes, including those on the classification of non-performing loans and repayment moratoriums. For example, recently, certain state governments have announced waiver of amounts due under agricultural loans provided by the banks. Demands for similar waivers have been raised by farmers in other states as well. Also, in the past, the central and state governments have waived farm loans from time to time to provide some respite to the debt-ridden agricultural sector. It is unclear when the governments will compensate the banks for the waivers so announced. Further, such frequent farm waivers may create expectations of future waivers among the farmers and lead to a delay in or cessation of loan repayments, which may lead to a rise in our non-performing loans. These factors, coupled with other factors such as volatility in commodity markets, declining business and consumer confidence and decreases in business and consumer spending, could impact the operations of our customers and in turn impact their ability to fulfill their obligations under the loans granted to them by us. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans further increase, we will be required to increase our provisions, which would result in our net income being less than it otherwise would have been and would adversely affect our financial condition.
We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.
As of March 31, 2021, our largest single customer exposure, based on the higher of the outstanding balances of, or limit on, funded and non-funded exposures, calculated based on our Indian GAAP financial statements, was Rs. 303.4 billion, representing 14.3 percent of our capital funds which comprised of Tier I and Tier II capital. Similarly our 10 largest customer exposures totaled Rs. 1,599.6 billion, representing 75.3 percent of our capital funds. None of our 10 largest customer exposures was classified as non-performing as of March 31, 2021. However, if any of our 10 largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “
Management’s Discussion and Analysis of Financial Condition and Results of Operations
” for a detailed discussion on customer exposures. The RBI released guidelines on the LEF in December 2016 and April 2019, and further revised these guidelines by its circulars dated June 2019 and September 2019. The guidelines govern exposure of banks to a single counterparty and a group of connected counterparties. Under this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20 percent of the bank’s available eligible capital base at all times and the sum of all the exposure values of a bank to a group of connected counterparties (as defined in the guidelines) must not be higher than 25 percent of the bank’s available eligible capital base at all times. The eligible capital base for this purpose is the effective amount of Tier I capital fulfilling the criteria mentioned in the Basel III guidelines issued by RBI as per the last audited balance sheet. Most of the guidelines under this framework have been implemented with effect from April 1, 2019 and the extant exposure norms applicable for credit exposure to individual borrowers or to groups of companies under the same management control will no longer be applicable from that date. As of March 31, 2021, there were no exposures which exceeded the ceiling permitted under the LEF guidelines.
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
”.
The RBI in its circular from February 2021 exempted from the framework lending by foreign sovereigns or their central banks that are (i) subject to a 0.0 percent risk weight under the Basel III guidelines; and (ii) where such lending is denominated in the domestic currency of that sovereign and met out of resources of the same currency. Further, through its circular issued in March 2021, the RBI determined that non-centrally cleared derivatives exposures will continue to be outside the purview of exposure limits until 30 September 2021.
Further, in June 2019, the RBI issued the Reserve Bank of India (Prudential Framework for Resolution of Stressed Assets) Directions, 2019. These directions replace the framework for resolution of stressed assets (including the framework for revitalizing distressed assets, joint lenders forum mechanism, strategic debt restructuring, and the scheme of sustainable structuring of stressed assets). In accordance with the circular, lenders must recognize developing stress in loan accounts, immediately on default. Lenders must put in place policies approved by their board of directors for the resolution of stressed assets, including the timelines for such resolution and they are expected to initiate implementation of the resolution plan even before default occurs. If a default occurs, however, lenders have a review period of 30 days within which their resolution strategy is to be decided. The directions provide the timelines within which the banks are required to implement the resolution plan, depending on the aggregate exposure of the borrower to the lender. For large accounts with the aggregate exposure of the lenders being Rs. 20.0 billion or more, the RBI has specified that the resolution plan must be implemented within 180 days from the end of the review period. If there is a delayed implementation of the resolution plan, lenders are required to make an additional provision of 20 percent of the total amount outstanding in addition to the provisions already held and provisions required to be made as per asset classification status of the borrower’s account, subject to a total provisioning of 100 percent of the total amount outstanding. Lenders are required to make appropriate disclosures of resolution plans implemented in their financial statements under “Notes on Accounts”.
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

As a result of the impact of the COVID-19 pandemic, the RBI through its circulars from August 2020 and September 2020 issued certain guidelines in relation to the resolution of distressed assets, with the intent to facilitate the revival of real sector activities and mitigate the impact on the ultimate borrowers. The RBI provided a window under the prudential framework described above to enable lenders to implement a resolution plan in respect of (i) eligible corporate exposures without a change in ownership and (ii) personal loans, while classifying such exposures as “Standard”, subject to specified conditions. The lending institutions are permitted to provide resolution under such a facility only to borrowers who are experiencing financial distress as a result of COVID-19. The RBI also provided specific thresholds (ceilings or floors, as the case may be) for certain key ratios that should be considered by the lending institutions in the resolution assumptions with respect to an eligible borrower. In May 2021, on account of the resurgence of the COVID-19 pandemic in India, the RBI issued an additional set of measures broadly in line with the circulars referred to above. The RBI permitted lending institutions to offer a limited window to individual borrowers and small businesses to implement resolution plans in respect of their credit exposures while classifying the same as ‘Standard’ upon implementation of the resolution plan, subject to certain specified conditions. In respect of individuals who have availed themselves of business loans and small businesses where resolution plans had been implemented under the guidelines set out in the circular from August 2020 described above, lending institutions are permitted until September 30, 2021, as a one-time measure, to review the working capital sanctioned limits and/or drawing power based on a number of factors, including a reassessment of the borrower’s working capital cycle, a reduction in the borrower’s margins, without such review being treated as restructuring. By March 31, 2022, the margins and working capital limits will be restored to the levels set by the resolution plan implemented under the circular from August 2020. The circular also lists the disclosure requirements for the lending institutions with respect to the resolution plans implemented. In August 2020 and May 2021, the RBI also issued guidelines for the restructuring of existing loans to micro, small and medium enterprises classified as “Standard”, without a downgrade in the asset classification, subject to certain conditions. See also “
The COVID-19 pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
As of March 31, 2021, our largest industry concentrations, based on RBI guidelines, were as follows: power (5.2 percent), financial institutions (4.0 percent), retail trade (3.9 percent), and NBFC (3.7 percent). In addition, as of March 31, 2021, 23.7 percent of our exposures were consumer loans. Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2021, our non-performing loans and credit substitutes as a percentage of total non-performing customer assets in accordance with U.S. GAAP were concentrated in the following industries: agriculture production-food (9.8 percent), road transportation (8.6 percent), retail trade (8.1 percent) and agriculture-allied (5.1 percent). In addition, 22.0 percent of our non-performing customer assets were consumer loans.
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
The RBI prescribes guidelines on PSL in India. Under these guidelines, banks in India are required to lend 40.0 percent of their adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as defined by the RBI and computed in accordance with Indian GAAP figures, to certain eligible sectors categorized as priority sectors. The priority sector requirements must be met with reference to the higher of the ANBC and the CEOBE as of the corresponding date of the preceding year. PSL achievement is to be evaluated at the end of the fiscal based on the average of priority sector target/sub-target achievement as at the end of each quarter of that fiscal. See “
Supervision and Regulation—Directed Lending
”. Under the guidelines, scheduled commercial banks having any shortfall in lending to the priority sector shall be allocated amounts for contribution to the Rural Infrastructure Development Fund (“RIDF”) established with the National Bank for Agriculture and Rural Development (“NABARD”) and other Funds with NABARD, National Housing Bank (“NHB”), Small Industries Development Bank of India (“SIDBI”) or Micro Units Development and Refinance Agency Limited (“MUDRA”), as decided by the RBI from time to time. The interest rates on such deposits may be lower than the interest rates which the Bank would have obtained by investing these funds at its discretion.
Further, the RBI has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, which would be notified by the RBI at the beginning of each year. The target for fiscal 2021 was 12.14 percent. Failure to maintain these lending levels to non-corporate farmers will attract penalties. The RBI has also directed banks to continue to pursue the target of 13.5 percent of ANBC towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines. If we fail to adhere to the RBI’s policies and directions, we may be subject to penalties, which may adversely affect our results of operations. Furthermore, the RBI can make changes to the types of loans that qualify under the PSL scheme. Changes that reduce the types of loans that can qualify toward meeting our PSL targets could increase shortfalls under the overall target or under certain sub-targets. In September 2020, the RBI issued new guidelines through which it increased the target for lending to small and marginal farmers and economically weaker sectors in a phased manner over next three years and assigned an increased weighting for credit provision in specific geographic districts.

Our total PSL achievement for fiscal 2021 stood at 38.16 percent with a shortfall of Rs. 175.4 billion as against a requirement of 40 percent and our achievement of direct lending to non-corporate farmers stood at 7.18 percent for fiscal 2021 as against a requirement of 12.14 percent. Our achievement of lending to micro enterprises stood at 6.82 percent as against a target of 7.5 percent. Lending to the total agricultural sector stood at 10.32 percent as against a requirement of 18 percent and lending to small and marginal farmers stood at 2.11 percent, against the requirement of 8.0 percent. Advances to sections termed “weaker” by the RBI were 4.20 percent against the requirement of 10.0 percent. Our achievement stood at 7.71 percent compared to a target of 13.5 percent towards lending to borrowers, who constituted the direct agriculture lending category under the earlier guidelines. The shortfall in achievement of total PSL and lending to micro enterprises was primarily the result of announcements in fiscal 2021 by the Government stating that micro, small and medium enterprises (MSMEs) comprised of manufacturers and service providers and did not include retail and wholesale traders. This adversely impacted the Bank’s achievement of its PSL target because prior to the change our lending to wholesale and retail traders was considered as part of PSL achievement. Representations were made by various industry bodies in this regard for reinstatement of this segment, considering that traders are an important link in the overall supply chain of the economy. In July 2021, the Government of India decided to reinstate retail and wholesale trade as MSME for priority sector lending. We are in the process of implementing the decision in this regard and seeking clarification on its applicability for fiscal 2021. See “
Supervision and Regulation—Directed Lending
”.
We may experience a higher level of non-performing assets in our directed lending portfolio, particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing assets in the directed lending sector as a percentage to gross loans were 0.43 percent as of March 31, 2021 (0.5 percent as of March 31, 2020). Further increases in the above mentioned targets of the specified PSL categories could result in an increase in non-performing assets due to our limited ability to control the portfolio quality under the directed lending requirements.
In addition to the PSL requirements, the RBI has encouraged banks in India to develop a financial inclusion plan for expanding banking services to rural and unbanked centers and to customers who currently do not have access to banking services. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centers and from these customers. As described above, recent changes by the RBI in the directed lending norms may result in our inability to meet the PSL requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans. In addition to the PSL requirements, the RBI has encouraged banks in India to have a financial inclusion plan for expanding banking services to rural and unbanked centers and to customers who currently do not have access to banking services. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centers and from these customers. Future changes by the RBI in the directed lending norms may result in our inability to meet the PSL requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.
We may be unable to foreclose on collateral in a timely fashion or at all when borrowers default on their obligations to us, or the value of collateral may decrease, any of which may result in failure to recover the expected value of collateral security, increased losses and a decline in net income.
Although we typically lend on a cash-flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2021, 66.1 percent of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral, due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, our records of borrowers’ and guarantors, addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors had led to a downturn in real estate prices in India, which negatively impacted the value of our collateral.
The RBI has introduced various mechanisms, from time to time, to enable the lenders to timely resolve and initiate recovery with regards to stressed assets. In June 2019, the RBI issued the Reserve Bank of India (Prudential Framework for Resolution of Stressed Assets) Directions, 2019, which replaced the framework for the resolution of stressed assets (including the framework for revitalizing distressed assets, joint lenders forum mechanism, strategic debt restructuring, and the scheme of sustainable structuring of stressed assets). See “
Supervision and Regulations—Resolution of Stressed Assets
”.

The Insolvency and Bankruptcy Code was introduced in December 1, 2016, with the aim to provide for the efficient and timely resolution of insolvency of all persons, including companies, partnership firms, limited liability partnerships and individuals. For further details, see
“Supervision and Regulation—The Insolvency and Bankruptcy Code, 2016”.
However, given the limited experience of this framework, there can be no assurance that we will be able to successfully implement the above-mentioned mechanisms and recover the amounts due to us in full. Furthermore, in order to provide relief to corporate entities, which may be facing financial distress as a result of the COVID-19 pandemic, the Insolvency and Bankruptcy Code was amended with effect from June 5, 2020. Pursuant to the amendment, no application for the initiation of a corporate insolvency resolution process of a corporate debtor can be filed under the Insolvency and Bankruptcy Code, in relation to a default arising on or after March 25, 2020, for a period of six months or such further period, not exceeding one year from such date, as may be notified. Recently, the Insolvency and Bankruptcy Code (Amendment) Ordinance, 2021 has been promulgated which among others things, provides for a pre-packaged insolvency resolution process for corporate debtors which are classified as micro, small or medium enterprises. The objective of this amendment is to provide an efficient alternative insolvency resolution process for micro, small and medium enterprises which is efficient and cost effective. The inability to foreclose on such loans due or otherwise liquidate our collateral may result in failure to recover the expected value of such collateral security, which may, in turn, give rise to increased losses and a decline in net income. See also “
The COVID-19 pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
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
Risks Relating to Our Industry
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

In June 2020, the RBI set up an internal working group to examine and review the extant licensing and regulatory guidelines relating to ownership and control, corporate structure of private sector banks and other related issues. The group submitted its report in October 2020, and some of the key recommendations are as follows: (i) the cap on promoters’ stakes over the course of 15 years may be raised from the current level of 15.0 percent to 26.0 percent of the paid-up voting equity share capital of the bank; (ii) the RBI may introduce regulations in relation to the issuance of ADRs and GDRs by banks, which ensure that such issuances are not used by dominant shareholders to indirectly enhance their voting power, including mandating prior approval by the RBI before entering into agreements with depositories, requiring a provision in the depository agreement assigning no voting rights to depositories; and a mechanism for disclosure of the details of the ultimate depository receipt holders so that indirect holdings can be disclosed along with direct holdings; (iii) large corporate/industrial houses may be allowed as promoters of banks only after necessary amendments to the Banking Regulations Act, 1949; (iv) non-operative financial holding companies (“NOFHCs”) should continue to be the preferred structure for all new licenses to be issued for Universal Banks. However, NOFHC structures should be mandatory only in cases where the individual promoters, promoting entities and converting entities have other group entities; and (v) listing requirements for small finance banks, payments banks and universal banks. If some, or all, of the recommendations in this report are implemented, a change of control or business combination of the Bank may be discouraged or prevented, which could restrict the growth of our business and operations.
The RBI may permit an increase of its stake beyond the limits mentioned above on a case-to-case basis under circumstances such as relinquishment by existing promoters, rehabilitation, restructuring of problems, weak banks, entrenchment of existing promoters or in the interest of the bank or in the interest of consolidation in the banking sector.

Such restrictions could discourage or prevent a change in control, merger, consolidation, takeover or other business combination involving us, which might be beneficial to our shareholders. The RBI’s approval is required for the acquisition or transfer of a bank’s shares, which will increase the aggregate holding (direct and indirect, beneficial or otherwise) of an individual or a group to the equivalent of 5 percent or more of its total paid-up capital under the Master Directions on “Prior approval for acquisition of shares or voting rights in private sector banks” issued by the RBI in November 2015. Under the directions, every person who intends to make an acquisition, or to make an agreement for an acquisition, which will, or is likely to, take the aggregate holding of such person together with shares, voting rights, compulsorily convertible debentures, bonds held by him, his relatives, associate enterprises and persons acting in concert with him, to 5 percent or more of the paid-up share capital of the relevant bank or entitles him to exercise 5 percent or more of the total voting rights of the relevant bank, shall seek prior approval of RBI. Existing major shareholders who have already obtained prior approval of the RBI for being a major shareholding in a bank prior to making a new acquisition are exempt, subject to certain conditions. The RBI, when considering whether to grant an approval, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests, as prescribed by the RBI. The RBI has accorded its approval for HDFC Limited to hold more than 10 percent of our stock. HDFC Limited’s substantial stake in us could discourage or prevent another entity from exploring the possibility of a combination with us. These obstacles to potentially synergistic business combinations could negatively impact our share price and have a material adverse effect on our ability to compete effectively with other large banks and consequently our ability to maintain and improve our financial condition.
Additionally, under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”), all related party transactions will require approval from the audit committee. Further, all material related party transactions (based on the threshold provided under the SEBI Listing Regulations) will require shareholders’ approval. Further, pursuant to the SEBI Listing Regulations, no related party shall vote to approve such transactions. For transactions with HDFC Limited, shareholder approvals have been obtained for fiscal 2021. However, if we are unable to obtain the necessary shareholder approvals for transactions with HDFC Limited in the future, we would be required to forego certain opportunities, which could have a material adverse effect on our financial performance.
Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital.
Aggregate foreign investment from all sources in a private sector bank is permitted up to 49 percent of the paid-up capital under the automatic route. This limit can be increased to 74 percent of the paid-up capital with prior approval from the Government of India. Pursuant to a letter dated February 4, 2015, the Foreign Investment Promotion Board has approved foreign investment in the Bank up to 74 percent of its paid-up capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. If the Bank is subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on the Bank’s results of operation and financial condition. The RBI had previously imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted such restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74 percent. Thereafter the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74 percent again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, SEBI also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2021, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 72.25 percent, respectively of the paid-up capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively, affect the price of the Bank’s shares and could limit the ability of investors to trade the Bank’s shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through future issuances of additional equity shares, which could have a material adverse effect on our business and financial results. See “
Supervision and Regulation—Foreign Ownership Restriction
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
We face strong competition in all areas of our business, and some of our competitors are larger than we are. We compete directly with large public and private sector banks, some of which are larger than we are based on certain metrics such as customer assets and deposits, branch network and capital. These banks are becoming more competitive as they improve their customer services and technology. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. See “
—We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry, and the entry of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business
”. In addition, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate, and as a result, we may be forced to adapt our business to compete more effectively. There can be no assurance that we will be able to respond effectively to current or future competition or that the technological investments we make in response to such competition will be successful. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services (whether current or new offerings) at reasonable returns and this may adversely impact our business. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition. See “
Business—Competition
”.
W
e may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry, and the entry of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.
The Government of India regulates foreign ownership in private sector banks. Foreign ownership up to 49 percent of the paid-up capital is permitted in Indian private sector banks under the automatic route and this limit can be increased up to 74 percent with prior approval of the Government of India. However, under the Banking Regulation Act, read together with the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016, a shareholder cannot exercise voting rights in excess of 10 percent of the total voting rights of all the shareholders of a financial institution. The RBI may increase the ceiling on voting rights in a phased manner up to 26 percent. The notification dated July 21, 2016 issued by RBI and published in the Gazette of India on September 17, 2016 states that the current ceiling on voting rights is at 26 percent. The RBI has also from time to time issued various circulars and regulations regarding ownership of private banks and licensing of new private sector banks in India. See “
Supervision and Regulation—Entry of new banks in the private sector
”. Reduced restrictions on foreign ownership of Indian banks could increase the presence of foreign banks in India, increased competition in the industry in which we operate.
In February 2013, the RBI released guidelines for the licensing of new banks in the private sector. The RBI permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned NOFHC route, subject to compliance with certain specified criteria. Such a NOFHC was permitted to be the holding company of a bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. Pursuant to these guidelines, in fiscal 2016 IDFC Bank and Bandhan Bank commenced banking operations.
In November 2014, the RBI released guidelines for the licensing of payments banks (“Payments Banks Guidelines”) and small finance banks (“Small Finance Banks Guidelines”) in the private sector. This has led to the establishment of new payments banks and small finance banks, which have increased competition in the markets in which we operate. In December 2019, the RBI released guidelines for continuous licensing of small finance banks (the “December 2019 Guidelines”), lowering regulatory burdens for new market entrants, which may further increase competition in this segment of the market. The December 2019 Guidelines stated that a Standing External Advisory Committee (“SEAC”) comprising persons with experience in banking, the financial sector and other relevant areas, will evaluate the applications and that the constituent members of the SEAC will be announced by the RBI. In March 2021, the RBI announced the constituent members of the SEAC, which will have a tenure of three years. The RBI in its circular dated March 28, 2020 issued modifications to Payments Bank Guidelines and the Small Finance Banks Guidelines to harmonize them with the December 2019 Guidelines.
In August 2016, the RBI released final guidelines for “on-tap” Licensing of Universal Banks in the Private Sector. The guidelines aim at moving from the current “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or “on-tap” licensing regime. Among other things, the new guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the new guidelines make the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities. As of April 15, 2021, four entities had applied for licenses to set up universal banks, pursuant to these guidelines.
In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. See “
Supervision and Regulation—Entry of new banks in the private sector
”.
Any growth in the presence of foreign banks or new banks in the private sector may increase the competition that we face and, as a result, have a material adverse effect on our business and financial results.

If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.
In accordance with U.S. GAAP, we have accounted for our acquisitions of business using the acquisition method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the implied fair value of the reporting unit as of the test date against the carrying value of the assets and liabilities of that reporting unit as of the same date. See Note 2v, “Summary of Significant Accounting Policies—Business combination” and Note 2w “Summary of Significant Accounting Policies—Goodwill and other intangibles”, in our consolidated financial statements.
Risks Relating to Our Ownership Structure
HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests.
HDFC Group owned 21.1 percent of our equity as of March 31, 2021. As per our Articles, so long as HDFC Limited, its subsidiary or any other company promoted by HDFC Limited, either singly or in the aggregate, holds not less than 20 percent of the paid-up equity share capital in the Bank, the Board of Directors of the Bank shall with the approval of the shareholders, appoint the non-retiring directors from persons nominated by HDFC Limited. HDFC Limited shall be entitled to nominate the part-time Chairman and the Managing Director or the full-time Chairman as the case may be, subject to the approval of the Board of Directors of the Bank and the shareholders.
Renu Karnad, the Managing Director of HDFC Limited is a Non- Executive Director of the Bank and was nominated by HDFC Limited. While we are professionally managed and overseen by an independent board of directors, HDFC Limited can exercise influence over our board and over matters subject to a shareholder vote, which could result in decisions that favor HDFC Limited or result in us foregoing opportunities to the benefit of HDFC Limited. Such decisions may restrict our growth or harm our financial condition.
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
HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we have no agreements with HDFC Limited or any other HDFC Group companies that restrict us from offering products and services that are offered by them, our relationship with these companies may cause us not to offer products and services that are already offered by other HDFC Group companies and may effectively prevent us from taking advantage of business opportunities. See Note 27 “
Related Party Transactions
” in our consolidated financial statements for a summary of transactions we have engaged in with HDFC Limited during fiscal 2021. We currently distribute products of HDFC Limited and its group companies. If we stop distributing these products or forego other opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance.
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

Legal and Regulatory Risks
We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.
The RBI is empowered under the Banking Regulation Act to impose penalties on banks and their employees in order to enforce applicable regulatory requirements. The Financial Intelligence Unit (India) (the “FIU-IND”), in January 2015, levied a fine on us of Rs. 2.6 million relating to our failure to detect and report attempted suspicious transactions which appeared in media during financial year 2013. We filed an appeal against the order before the appellate tribunal stating that there were only enquiries made by the reporters of the media and there were no instances of any attempted suspicious transactions. In June 2017, the appellate tribunal dismissed the penalty levied by the FIU-IND and observed that the prescribed matter fell within the provisions of Section 13(2)(a) of the Prevention of Money Laundering Act, 2002 (“PMLA”), 2002 (pursuant to which a warning was required to be given to the Bank), and that the matter did not fall within Section 13(2)(d) of the PMLA (pursuant to which monetary penalties can be imposed on failure to comply with certain obligations under the PMLA) as mentioned by the FIU-IND. However, the FIU-IND challenged the appellate tribunal’s order in the Delhi High Court. Subsequently, through its order dated September 4, 2019, the Delhi High Court held that the violation of the reporting obligations on the part of the respondent banks warranted issuance of a warning in writing under Section 13(2)(a) of the Act, instead of a monetary penalty as imposed under Section 13(2)(d) of the Act, and disposed of the case filed by the FIU-IND. In February 2020, the FIU-IND challenged the decision and filed a special leave petition (“SLP”) against the bank in the Supreme Court. On April 30, 2021 the Supreme Court heard the request filed by the FIU-IND and affirmed the appellate tribunal’s earlier ruling that the applicable provision was 13(2)(a) and not 13(2)(d) of the PMLA. Accordingly, the Supreme Court dismissed the SLP.
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
On May 27, 2021, the RBI levied a penalty of Rs. 100 million against the Bank for the marketing and sale of third-party non-financial products to the Bank’s auto loan customers, after concluding that this was in contravention of Section 6(2) and Section 8 of the Banking Regulation Act, 1949. The penalty, which was imposed by the RBI using the powers conferred under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act 1949, has been paid by us. In May 2020, following an internal inquiry arising from a whistle-blower complaint, we had determined that certain employees received unauthorized commissions from a third-party vendor of GPS products, with whom we had an agreement to offer GPS devices to our auto loan customers. The personal misconduct of these employees was in violation of our code of conduct and governance standards. We have taken disciplinary action with respect to the employees involved, including separation of services of certain employees, discontinued sale of such third party non-financial products, and taken certain other remedial actions.
During fiscal 2021, the RBI, through its letter dated December 4, 2020, imposed a monetary penalty of Rs. 0.1 million on the Bank for the failure to settle transactions in Government securities in the of Subsidiary General Ledger which led to a shortage in the balance of certain securities in the Bank’s Constituent Subsidiary General Ledger account on November 19, 2020. The Bank has since enhanced its review mechanism to ensure that such incidents do not recur.
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
Legal proceedings, including lawsuits, investigations by regulatory authorities and other inspections or audits, could result in judgments, fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, or other adverse effects on our business and financial results. For example, on September 3, 2020, a securities class action lawsuit was filed against the Bank and certain of its current and former directors and officers in the United States District Court for the Eastern District of New York. The complaint was amended on February 8, 2021. The amended complaint alleges that the Bank, its former managing director, Mr. Aditya Puri, and the present managing director and CEO, Mr. Sashidhar Jagdishan made materially false and misleading statements regarding certain aspects of the Bank’s business and compliance policies, which the complaint alleges resulted in the Bank’s ADS price declining on July 13, 2020 and thereby allegedly causing damage to the Bank’s investors. The Bank, on July 23, 2021, through its legal counsel, has filed the reply memorandum of law in further support of the motion to dismiss the securities class action suit. The Bank intends to continue to vigorously defend against the allegations.
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
We may breach third-party intellectual property rights.
We may be subject to claims by third-parties both inside and outside India, if we breach their intellectual property rights by using slogans, names, designs, software or other such rights, which are of a similar nature to the intellectual property these third-parties may have registered. Any legal proceedings which result in a finding that we have breached third parties’ intellectual property rights, or any settlements concerning such claims, may require us to provide financial compensation to such third-parties or make changes to our marketing strategies or to the brand names of our products, which may have a materially adverse effect on our business prospects, reputation, results of operations and financial condition.
Technology Risks
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

There is also the risk of our customers incorrectly blaming us and terminating their accounts with us for a cyber-incident which might have occurred on their own system or with that of an unrelated third-party. Any cyber security breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and related financial liability.
A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operation or financial condition.
Our ability to operate and remain competitive depends in part on our ability to maintain and upgrade our information technology systems and infrastructure on a timely and cost-effective basis, including our ability to process a large number of transactions on a daily basis. Our operations also rely on the secure processing, storage and transmission of confidential and other information in its computer systems and networks. Our financial, accounting or other data processing systems and management information systems or our corporate website may fail to operate adequately or become disabled as a result of events that may be beyond our control or may be vulnerable to unauthorized access, computer viruses or other attacks. See “
—We face cyber threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results
”.
Over the past two years, we have experienced outages in our internet banking, mobile banking and payment utilities, including an outage in our internet banking and payment system in November 2020 due to a power failure in the primary data center. In response to these outages, the RBI issued an order on December 2, 2020, (the “December 2020 Order”), advising us to temporarily stop (a) all launches of the digital business-generating activities under our planned Digital 2.0 program and other proposed business-generating IT applications and (b) the sourcing of new credit card customers. The December 2020 Order also stated that these measures may be considered for lifting upon the satisfactory compliance by the Bank with the major critical observations as identified by the RBI. The RBI also appointed a third-party auditor to conduct an audit of the Bank’s systems. The audit has been completed and the auditor has submitted its report to the RBI. We await further communication in connection with this matter. We have adopted preventive measures to strengthen our technology infrastructure and mitigate against the risks of outages. Some of the key initiatives undertaken include the migration of core data centres in Bengaluru and Mumbai to state-of-the-art facilities which has reinforced our capability to switchover in less than 45 minutes when needed. The capacity for unified payment interface (“UPI”) has been tripled, Net Banking and Mobile Banking capacity has been doubled to manage 90,000 users concurrently (a significant step as most of our customers now rely on our digital channels for banking needs), disaster recovery drills have been completed for all critical payment systems and significant upgrades in network and security have been carried out.
Furthermore, the information available to, and received by, our management through its existing systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in our operations. If any of these systems are disabled or if there are other shortcomings or failures in our internal processes or systems, including further outages in our digital business in the future, it may disrupt our business or impact our operational efficiencies, and render us liable to regulatory intervention or damage to its reputation. The occurrence of any such events may adversely affect our business, results of operation and financial condition.
Risks Relating to India
Any adverse change in India’s credit rating, or the credit rating of any country in which our foreign banking outlets are located, by an international rating agency could adversely affect our business and profitability.
While the Bank is rated BBB-by Standard & Poor’s (“S&P”), Moody’s downgraded the Bank’s rating to Baa3 from Baa2, in line with the downgrade in India’s sovereign rating in fiscal 2021. International rating agencies have pegged the ratings of all Indian banks at the sovereign rating (that is, BBB-by S&P and Baa3 by Moody’s). However, domestically the Bank is rated AAA by CRISIL, CARE and India Ratings (the Indian arm of Fitch Ratings), which are the highest credit ratings assigned on the domestic scale.
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
Any change in Indian tax laws, including the upward revision to the currently applicable normal corporate tax rate of 25.17 percent along with applicable surcharge and cess, could affect our tax burden. Other benefits such as an exemption for interest received in respect of tax-free bonds and a lower tax rate on long-term capital gains on equity shares, if withdrawn in the future, may no longer be available to us. Any adverse order passed by the appellate authorities, tribunals or courts would have an impact on our profitability.
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
The General Anti-Avoidance Rules (“GAAR”) have come into effect from April 1, 2017. The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefit amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR provisions are made applicable to us, it may have an adverse tax impact on the Bank.
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
The Bank cannot predict whether any tax laws or regulations impacting its products will be enacted, what the nature and impact of the specific terms of any such laws or regulations will be or whether, if at all, any laws or regulations would have a material adverse effect on its business, financial condition and results of operations.
Any volatility in the exchange rate may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.
Capital flows picked up substantially in recent years, reflecting a reassessment of investor expectations about future domestic growth prospects following the election of a pro-reform government in 2019. The rise in oil prices over the last few years has led to an increased current account deficit, which as a percentage of GDP was 2.1 percent in fiscal 2019. The current account deficit narrowed to 0.9 percent in fiscal 2020 as a result of a pickup in remittances and an improvement in the trade balance. In fiscal 2021, due to the COVID-19 pandemic’s impact on demand, imports declined by 16.6 percent compared to the prior year. However, due to an improvement in the balance for the trade in goods and services later in the year, India recorded a rare current account surplus of 0.9 percent of GDP. For fiscal 2022, we estimate India’s current account deficit will be 1.2 percent of GDP.
In fiscal 2019, the rupee depreciated by 6.3 percent against the United States dollar as a result of rising oil prices, a slowdown in global trade volumes and a general risk aversion towards emerging market currencies (as a result of tariffs and trade war risks). The rupee further depreciated by 8.0 percent in fiscal 2020 due to investor risk aversion amid weak global demand, weak domestic growth and foreign investment outflows. In fiscal 2020, the rupee ranged between a high of Rs. 76.37 per US$1.00 and a low of Rs. 68.40 per US$1.00. The rupee appreciated by 2.8 percent in fiscal 2021, supported by a weakened U.S. Dollar and robust foreign capital inflows. In fiscal 2021, the rupee traded in the range of 75.08-73.14 per US $1.00.
Going forward, a rise in commodity prices, a higher current account deficit and a further strengthening in the U.S. Dollar in the second half of 2021 are likely to keep the rupee weaker against the U.S. Dollar. Some support for the rupee could result from foreign inflows due to expected initial public offerings in the remainder of 2021 as the Governments’ infrastructure construction push and the production linked incentive scheme attract FDI flows.
Moving ahead, global risk aversion, in particular in the event the COVID-19 pandemic further escalates, could mean a shift of global fund flows from emerging markets to developed markets over the medium term. Nevertheless, it remains a possibility that the RBI will intervene in the foreign exchange markets to remove excess volatility in the exchange rate in the event of potential shocks, such as a rise in protectionist tendencies creating panic in emerging market economies or excess financial market volatility in the event of another wave. Any such intervention by the RBI may result in a decline in India’s foreign exchange reserves and, subsequently, reduce the amount of liquidity in the domestic financial system, which could, in turn, cause domestic interest rates to rise.

Further, any increased volatility in capital flows may also affect monetary policy decision-making. For instance, a period of net capital outflows might force the RBI to keep monetary policy tighter than optimal to guard against currency depreciation.
Political instability or changes in the Government could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which would impact the Bank’s financial results and prospects.
Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments as producers, consumers and regulators remain significant factors in the Indian economy. The election of a pro-business majority government in May 2019 marked a distinct increase in expectations for policy and economic reforms among certain sectors of the Indian economy. There can be no assurance that the Government’s reforms will work as intended or that any such reforms would continue or succeed if there were a change in the current majority leadership in the Government or if a different government were elected in the future. Any future government may reverse some or all of the policy changes introduced by the current Government and may introduce reforms or policies that adversely affect the Bank. The speed of economic liberalization is subject to change and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in the Bank’s securities continue to evolve. Other major reforms that have been implemented are a goods and services tax and the demonetization of certain banknotes. Any significant change in India’s economic liberalization plans, deregulation policies or other major economic reforms could adversely affect business and economic conditions in India generally and therefore adversely affect the Bank’s business, results of operation and financial condition.
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
India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately ~20 percent of India’s GDP in fiscal 2021 (in current prices terms). Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural calamities like droughts, floods and cyclones, which could affect the economy of India, the countries where we operate and our operations in those countries.
Health epidemics could also disrupt our business. In fiscal 2010, there were outbreaks of swine flu, caused by the H1N1 virus, in certain regions of the world, including India and several countries in which we operate. After hurting business prospects in fiscal 2021, restrictions related to the second wave are posing challenges to business operations, such as nationwide lockdowns, travel restrictions and social distancing. While some state governments have started easing restrictions, in the event of another wave of infections, economic growth may slow more than expectations. This could in turn adversely affect our business and the price of our equity shares and ADSs.
The COVID-19 pandemic has materially impacted our business, and the continuance of this pandemic or any future similar outbreak may have a material adverse effect on our business, financial condition and results of operations.
Public health crises such as the COVID-19 pandemic or similar outbreaks have, and may continue to, adversely impact our business. On March 11, 2020, the COVID-19 outbreak was declared a global pandemic by the WHO and led to the implementation of various responses, including government-imposed quarantines, travel restrictions, “stay-at-home” orders and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations.

India, our main place of business, is in the group of countries most affected by the COVID-19 pandemic. Since March 2021, India has been experiencing a “second wave” of COVID-19, including a significant surge of COVID-19 cases following the discovery of a “double mutant” coronavirus variant in the country. The surge appears to be ascending faster than previous outbreaks in the country, while vaccination rates remain low. The new variant appears to be significantly more virulent than other coronavirus variants, resulting in a significant increase in COVID-19 cases and related deaths. There continues to be significant uncertainty relating to the further progression of the second wave.
Due to the COVID-19 pandemic, all major central banks, including the United States Federal Reserve implemented bond purchase programs and decreased interest rates in 2020. However, as a result of the availability of vaccines in certain countries and an improvement in economic conditions, market participants have begun discussing the possibility of central bank monetary support being reversed. In particular, given the recent sharp increase in inflation in the United States, the United States Federal Reserve’s potential shift in monetary policy has been a focus for many investors. As a result of the interconnectedness of global asset markets, any change in the monetary policy stance by the United States Federal Reserve could impact the Indian domestic market over the coming year. See also “
—Financial instability in other countries may cause increased volatility in the Indian financial market
”.
To reduce the impact of the pandemic on Indian borrowers, on March 27, 2020 the RBI announced COVID-19 related regulations, which included permission for financial institutions to extend a three-month moratorium on term loan repayments due between March 1, 2020 and May 31, 2020. This was later renewed for a second period from June 1, 2020 to August 31, 2020. In May 2021, as a result of the resurgence of the COVID-19 pandemic in India, the RBI issued an additional set of measures, permitting lending institutions to offer a limited window to individual borrowers and small businesses to implement resolution plans in respect of their credit exposures while classifying the same as “Standard”, and therefore not in default, subject to certain specified conditions. With respect to individuals who have availed themselves of business loans and small businesses where resolution plans were implemented in accordance with the terms of the circular dated August 2020 described above, lending institutions are permitted, as a one-time measure and until September 30, 2021, to review the working capital sanctioned limits and/or drawing power based on a reassessment of the working capital cycle and reduction of margins, without being classified as a restructuring. In August 2020 and May 2021, the RBI also issued guidelines for the restructuring of existing loans to micro, small and medium enterprises classified as “Standard”, without resulting in a downgrade in the asset classification, subject to certain conditions. During fiscal 2020 and fiscal 2021, the Bank implemented the loan-restructuring packages announced by RBI on account of the COVID-19 situation which grant temporary extensions in repayment obligations to the borrowers without any interest or financial concessions. The total balance outstanding of such restructured loans as of March 31, 2021was Rs. 138.4 billion. Interest on the term loans continues to accrue during the moratorium and the resulting increase in the interest-burden may adversely affect our customers’ ability to repay their loans, which could adversely affect our profitability. Similarly, the RBI permitted financial institutions to grant deferments with respect to interest payments on working capital facilities between March 31, 2020 and August 31, 2020. At the financial institutions’ discretion, the interest accumulated during the deferment period may be converted to a funded interest term loan (“FITL”). Furthermore, the RBI also announced that with respect to non-performing loans, for which a lender’s 180-day resolution period had not expired by March 1, 2020, an additional 180-day resolution period would begin from the date on which the original resolution period was set to expire. There can be no assurance that customers who are granted a moratorium will be able to resume their regular repayment schedule following the end of the moratorium. In accordance with RBI guidelines, we have also waived certain fees for customers. In addition, in response to the pandemic the RBI also reduced the repo rate by 40 basis points to 4.0 percent in May 2020. See also “
Our business is particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance
”. In its circulars dated April 17, 2020 and December 4, 2020, the RBI notified banks that they should continue to conserve capital to support the economy and absorb any potential losses and accordingly, directed banks to not make any further dividend payouts from the profits pertaining to the financial year ended March 31, 2020. On April 22, 2021, the RBI permitted commercial banks to again pay dividends relating to the profits for the financial year ended March 31, 2021, subject to the quantum of the dividend not exceeding fifty percent of the amount determined in accordance the dividend payout ratio prescribed by the RBI. The RBI has also directed all banks to ensure they continue to meet the applicable minimum regulatory capital requirements following any dividend payments. When declaring the dividend, the board of directors of the bank is required to consider the current and projected capital position of the bank compared to the applicable capital requirements and the adequacy of provisions, taking into account the economic environment and the outlook for profitability.
The impact of COVID-19, including changes in customer behavior and pandemic fears and restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activity. This may persist even after the restrictions related to the COVID-19 outbreak are lifted. While there has been a gradual pickup in economic activity since the easing of lockdown measures, the continued slowdown in economic activity has led to a decrease in loan originations, sale of third-party products, use of credit and debit cards by customers, and the efficiency of our debt collection efforts and the waiver of certain fees. The slowdown in economic activity has also significantly affected the business of many of our customers and could result in financial distress for our customer base. Moreover, the continued volatility in global and Indian financial and capital markets could adversely affect our corporate customers’ ability to access debt markets, their cost of funds and other terms of any new debt, which, alongside the economic slowdown, may lead to a rise in the number of customer defaults and consequently an increase in provisions for credit losses. See also “
We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized
”.

Similarly, such market volatility, or a downgrade in our credit rating, may negatively affect our ability to access capital. We have implemented remote working arrangements for the majority of our employees, which may result in decreased employee productivity and efficiency and exacerbate certain IT-related risks, including an increased risk of cybersecurity attacks and the unauthorized dissemination of confidential information about us or our customers. COVID-19 may also lead to significant increases in employee absenteeism, including due to illness, quarantines and other restrictions related to the pandemic. Even where such restrictions are eased, we may still elect to continue our remote working arrangements, for example in the event of an outbreak of COVID-19 among our employees, as a preventive measure to contain the spread of the virus and protect the health of our workforce, or as a strategic measure.
The extent to which the COVID-19 pandemic will continue to impact our business, financial condition and results of operation, as well as our regulatory capital and liquidity ratios, will depend on future developments, including additional mutations of the virus and the availability and roll-out of vaccines in India, which are highly uncertain. Subsequent outbreaks that necessitate lockdown measures could prolong the economic impact of the COVID-19 pandemic. Even if the number of new COVID-19 cases were to significantly decrease, the negative effects on Indian and global economic conditions may persist into the future. The level of economic activity may not fully recover in the short term, or at all, due to changes in social norms, changes in customer and corporate client behavior and the macroeconomic business environment. The post-COVID-19 environment may also undergo unexpected developments or experience changes in financial markets and the fiscal, tax and regulatory environments. India, where a substantial portion of our operations are located, continues to be subject to regulatory, social, and political uncertainties in connection with the “second wave” of
COVID-19.
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
Under current guidance it is not clear whether or to what extent payments on ADSs or equity shares will be considered “foreign passthru payments” subject to FATCA withholding or the extent to which withholding on “foreign pass thru payments” will be required under the applicable IGA. Investors should consult their own tax advisers on how the FATCA rules may apply to payments they receive in respect of the ADSs or equity shares.
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
As of March 31, 2021, there were 1,375,294 holders of record of our equity shares, including the shares underlying ADSs of which 1735 had registered addresses in the United States and held an aggregate of 20,96,650 equity shares representing 0.12 percent of our shareholders. In our records, only the depositary, JPMorgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying the ADSs.

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
Pre-emptive Rights and Issue of Additional Shares
Subject to the Banking Regulation Act, and other applicable guidelines issued by the RBI, the Companies Act gives shareholders the right to subscribe for new shares in proportion to their existing shareholdings unless otherwise determined by a resolution passed by three-fourths of the shareholders present and voting at a general meeting. Under the Companies Act and our Articles of Association, in the event of an issuance of securities, subject to the limitations set forth above, we must first offer the new equity shares to the holders of equity shares on a fixed record date. The offer, required to be made by notice, must include:

•	the right, exercisable by the shareholders of record, to renounce the shares offered in favor of any other person;

•	the number of shares offered; and

•	the period of the offer, which may not be less than 15 days from the date of the offer and shall not exceed 30 days. If the offer is not accepted, it is deemed to have been declined.
Our Board of Directors is permitted to distribute equity shares not accepted by existing shareholders in the manner it deems beneficial for us in accordance with our Articles of Association. Holders of ADSs may not be able to participate in any such offer. See “
Description of American Depositary Shares—Share Dividends and Other Distributions
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
The annual general meeting is held in Mumbai, the city in which our registered office is located. General meetings other than the annual general meeting may be held at any location if so determined by a resolution of our Board of Directors. Due to the COVID-19 pandemic and related restrictions, the Bank’s annual general meeting in fiscal 2021 was held remotely using video conferencing and other audio visual technology.
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
A shareholder has one vote for each equity share and voting may be on a poll or through electronic means or postal ballot. Under Section 12 of the Banking Regulation Act, 1949 as amended with effect from January 18, 2013 by the Banking Laws Amendment Act, 2012, no person holding shares in a banking company shall, in respect of any shares held by such person, exercise voting rights on poll in excess of 10.0 percent of the total voting rights of all the shareholders of the banking company, provided that RBI may increase, in a phased manner, such ceiling on voting rights from 10.0 percent to 26.0 percent. On July 21, 2016 the RBI issued a notification, which was notified in the Gazette of India on September 17, 2016, which stated that the current ceiling on voting rights is at 26.0 percent. At a general meeting, upon a show of hands, every member holding shares and entitled to vote and present in person has one vote. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy is in the same proportion as the capital paid-up on each share held by such holder bears to the company’s total paid up capital, subject to the limits prescribed under the Banking Regulation Act. Voting is by a show of hands, unless a poll is ordered by the Chairman of the meeting. However, voting by show of hands is not permitted for listed companies. The Chairman of the meeting has a casting vote.

Unless the Articles of Association provide for a larger number, the quorum for a general meeting is: (a) five members present (in person or by proxy) if the number of members as of the date of the meeting is not more than one thousand; (b) 15 members present (in person or by proxy) if the number of members as of the date of the meeting is more than one thousand but not more than five thousand; and (c) thirty members present (in person or by proxy) if the number of members as of the date of the meeting exceeds five thousand. Generally, resolutions may be passed by simple majority of the shareholders present and voting at any general meeting. However, resolutions such as an amendment to the organizational documents, commencement of a new line of business, an issue of additional equity shares (which is not a preemptive issue) and reductions of share capital, require that the votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution. As provided in our Articles of Association, a shareholder may exercise his voting rights by proxy to be given in the form prescribed by us. This proxy, however, is required to be lodged with us at least 48 hours before the time of the relevant meeting. However, due to the COVID-19 pandemic and related restrictions in place, proxies are not permitted at general meetings conducted remotely. A shareholder may, by a single power of attorney, grant general power of representation covering several general meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at all general meetings. The Companies Act also provides for the passing of resolutions in relation to certain matters specified by the Government of India, by means of a postal ballot. A notice to all the shareholders must be sent along with a draft resolution explaining the reasons therefore and requesting the shareholders to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of dispatch of the notice. Shareholders may exercise their right to vote at general meetings, through postal ballot by sending their votes through the postal arrangements or through electronic means(e-voting), for which separate facilities are provided to the shareholders.
ADS holders have no voting rights with respect to the deposited shares.
Annual Report
At least 21 clear days before an annual general meeting, we must circulate either a detailed or abridged version of our Indian GAAP audited financial accounts, together with the Directors’ Report and the Auditor’s Report, to the shareholders along with a notice convening the annual general meeting. We are also required under the Companies Act to make available upon the request of any shareholder our complete balance sheet and profit and loss account. The above-mentioned documents must also be made available for inspection at its registered office during working hours for a period of 21 days before the date of the annual general meeting. A statement containing the salient features of these documents in a prescribed manner (or copies of these documents) is required to be sent to every member of the company and to every debenture trustee at least 21 days before the date of the annual general meeting. Under the Companies Act, we must file with the Registrar of Companies our Indian GAAP balance sheet and profit and loss account within 30 days in form AOC-4 of the conclusion of the annual general meeting and our annual return in form MGT-7 within 60 days of the conclusion of that meeting. We must also upload to our website our annual return in form MGT-7 and include in our annual report a web-link to the form MGT-7.
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
Our equity shares are freely transferable, subject to the provisions of the Companies Act under which, if a transfer of equity shares contravenes the provisions of Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992 or the regulations issued under it or any other law in force at the time, the National Company Law Tribunal may, on application made by us, a depositary incorporated in India, an investor, the SEBI or certain other parties, direct a rectification of the register of records. It was a condition of our listing that we transfer equity shares and deliver share certificates duly endorsed for the transfer within 15 days of the date of lodgment of transfer. If a company without sufficient cause refuses to register a transfer of equity shares within thirty (30) days from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the National Company Law Tribunal seeking to register the transfer of equity shares. The National Company Law Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. However, effective from and on April 1, 2019, the SEBI decided that except in cases of transmission or transposition of securities, requests for effecting the transfer of securities shall not be processed unless the securities are held in dematerialized form with a depositary. Our Articles of Association provide for certain restrictions on the transfer of equity shares, including granting power to the Board of Directors in certain circumstances, to refuse to register or acknowledge transfer of equity shares or other securities issued by us. Furthermore, the RBI requires us to obtain its approval before registering a transfer of equity shares in favor of a person which together with equity shares already held by him represent more than five (5) percent of our share capital.
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
Liquidation Rights
Subject to the rights of depositors, creditors and employees, in the event of our winding-up, the holders of the equity shares are entitled to be repaid the amounts of capital paid up or credited as paid up on these equity shares. All surplus assets remaining belong to the holders of the equity shares in proportion to the amount paid up or credited as paid up on these equity shares, respectively, at the commencement of the winding-up.
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
The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to investors. For more complete information, investors should read the entire deposit agreement and the form of ADR, which contains the terms of the ADSs. Investors can read a copy of the amended and restated deposit agreement, which was filed as an exhibit to the registration statement on Form F-6 on September 9, 2015. Investors may also obtain a copy of the amended and restated deposit agreement at the Securities and Exchange Commission Office, Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at1-800-SEC-0330.See “
Description of Equity Shares—The Company
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
When an investor turns in his ADR certificate at the depositary’s office, or provides proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares. Delivery of deposited securities in certificated form will be made at the custodian’s office or, at the investor’s risk and expense, and the depositary may deliver such deposited securities at such other place as may be requested by the investor. A stamp duty will be payable by the relevant ADR holder in respect of any withdrawal of shares, unless the shares are held in dematerialized form. Any subsequent transfer by the holder of the shares after withdrawal will require the approval of the RBI, which approval must be obtained by the purchaser and us under the provisions of the Foreign Management Regulation Act, 1999 unless the transfer is on a stock exchange or in connection with an offer under the Indian takeover regulations.
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

The table below sets forth the contribution received by us from the depositary towards our direct and indirect expenses during fiscal 2021.

Category	Contribution received
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$	7,810,293.18 (approximately Rs. 571.2 million)
Payment of Taxes
ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution, and by holding or having held an ADR, the holder and all prior holders, jointly and severally, agree to indemnify, defend and hold harmless the depositary and its agents. If an ADR holder owes any tax or other governmental charge, the depositary may:

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
Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which, in our opinion, may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as we require.
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
Disclosure of Interest in ADSs
From time to time, we may request ADR holders and beneficial owners of ADSs to provide information as to:

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
We, the depositary, or the custodian may refuse to:

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

	Dividend per equity share			Total amount of dividends declared
				(in millions)
Relating to Fiscal Year
2017	5.50	US$	0.075	28,188.0	US$385.4
2018	6.50		0.089	33,736.2	461.3
2019	7.50		0.103	40,849.6	558.5
2020*	2.50		0.034	13,664.1	186.8
2021**	6.50		0.089	35,833.0	489.9

*	i) A special interim dividend was declared in a meeting of the Board held on July 20, 2019 to commemorate 25 years of HDFC Bank’s operations with the record date fixed as August 2, 2019.

ii) The RBI, in its circular dated April 17, 2020, prohibited banks from making any further dividend pay-outs from the profits pertaining to the financial year ended March 31, 2020 until further notice. This restriction was put in place to ensure that banks conserve capital and retain their ability to support the economy and absorb losses in an environment of heightened uncertainty caused by the COVID-19 pandemic. On December 4, 2020, the RBI repeated its view that in light of the ongoing stress and heightened uncertainty caused by the pandemic, banks should continue to conserve capital and maintained the prohibition on making dividend payments on equity shares from the profits pertaining to the financial year ended March 31, 2020.

**
On April 22, 2021, the RBI, limited dividend payouts for fiscal 2021 to 50 percent of the amount determined under the applicable dividend payout ratio. The Board, at its meeting on June 18, 2021, inter alia, recommended a dividend of Rs. 6.5 per equity share of the Bank for the financial year ended March 31, 2021. This was approved by the members at the Annual General Meeting held on July 17, 2021.

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
”.

SELECTED FINANCIAL AND OTHER DATA
The following tables set forth our selected financial and other data. Our selected income statement data for the fiscal years ended March 31, 2019, 2020 and 2021 and the selected balance sheet data as of March 31, 2020 and 2021 are derived from our audited financial statements included in this report. Our selected balance sheet data as of March 31, 2017, March 31, 2018 and March 31, 2019 and selected income statement data for the fiscal years ended March 31, 2017 and March 31, 2018 are derived from our audited financial statements not included in this report.
For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2021 have been translated into U.S. dollars at the rate on such date of Rs. 73.14 per US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.
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

	Year ended March 31,
	2017		2018		2019		2020		2021		2021
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	725,554.3	Rs.	843,465.3	Rs.	1,041,714.9	Rs.	1,211,982.9	Rs.	1,275,967.6	US$	17,445.6
Interest expense		373,758.7		420,314.7		534,209.3		618,455.5		592,281.1		8,097.8
Net interest revenue		351,795.6		423,150.6		507,505.6		593,527.4		683,686.5		9,347.8
Provisions for credit losses (1)		37,951.4		59,397.8		72,279.3		117,621.9		154,233.4		2,108.7
Net interest revenue after provisions for credit losses		313,844.2		363,752.8		435,226.3		475,905.5		529,453.1		7,239.1
Non-interest revenue, net		110,326.1		144,607.0		160,122.2		198,219.0		252,975.7		3,458.7
Net revenue		424,170.3		508,359.8		595,348.5		674,124.5		782,428.8		10,697.8
Non-interest expense		204,204.8		231,253.4		255,389.5		308,280.5		342,602.3		4,684.2
Income before income tax expense		219,965.5		277,106.4		339,959.0		365,844.0		439,826.5		6,013.6
Income tax expense		79,224.9		98,272.5		119,393.5		105,480.0		113,820.1		1,556.2
Net income before non controlling interest		140,740.6		178,833.9		220,565.5		260,364.0		326,006.4		4,457.4
Less: Net income attributable to shareholders of non controlling interest		210.8		319.0		461.7		94.1		29.3		0.4
Net income attributable to HDFC Bank Limited	Rs.	140,529.8	Rs.	178,514.9	Rs.	220,103.8	Rs.	260,269.9	Rs.	325,977.1	US$	4,457.0
Per equity share data:
Earnings per equity share, basic	Rs.	27.62	Rs.	34.59	Rs.	41.07	Rs.	47.59	Rs.	59.27	US$	0.81
Earnings per equity share, diluted		27.29		34.15		40.66		47.27		59.02		0.80
Dividends per share		5.50		6.50		7.50		2.50		6.50		0.09
Book value (2)		200.21		226.23		299.74		345.25		391.75		5.36
Equity share data:
Equity shares outstanding at end of period		5,125.0		5,190.2		5,446.6		5,483.3		5,512.8		5,512.8
Weighted average equity shares outstanding—basic		5,088.6		5,161.0		5,360.0		5,468.8		5,499.6		5,499.6
Weighted average equity shares outstanding—diluted		5,150.8		5,227.8		5,413.6		5,505.8		5,523.5		5,523.5
ADS data (where one ADS represents three shares):
Earnings per ADS—basic		82.85		103.77		123.21		142.77		177.81		2.43
Earnings per ADS—diluted		81.86		102.45		121.98		141.81		177.06		2.40

	As of March 31,
	2017		2018		2019		2020		2021		2021
	(in millions)
Selected balance sheet data:
Cash and due from banks, and restricted cash	Rs.	430,708.6	Rs.	574,151.0	Rs.	734,872.6	Rs.	611,961.0	Rs.	930,694.7	US$	12,724.8
Loans, net of allowance (1)		5,910,412.8		7,263,671.8		8,963,232.6		10,425,022.4		11,700,189.2		159,969.8
Investments:
Investments held for trading		35,363.7		167,513.9		265,516.1		304,962.9		99,620.2		1,362.0
Investments available for sale, debt securities		2,109,877.9		2,221,443.3		2,633,348.4		3,406,289.2		4,275,449.9		58,455.7
Total		2,145,241.6		2,388,957.2		2,898,864.5		3,711,252.1		4,375,070.1		59,817.7
Total assets (3)	Rs.	9,066,980.5	Rs.	11,367,308.8	Rs.	13,280,073.6	Rs.	15,961,889.1	Rs.	17,979,782.0	US$	245,826.9
Long-term debt		730,920.7		932,906.3		1,044,553.0		1,026,518.3		1,174,758.2		16,061.8
Short-term borrowings		322,265.6		779,201.7		654,058.0		377,417.6		239,264.1		3,271.3
Total deposits		6,431,322.9		7,883,751.5		9,225,026.9		11,462,071.3		13,337,230.2		182,352.1
Of which:
Interest-bearing deposits		5,277,644.0		6,693,649.3		7,804,717.5		9,730,481.3		11,226,467.8		153,492.9
Non-interest bearing deposits		1,153,678.9		1,190,102.2		1,420,309.4		1,731,590.0		2,110,762.4		28,859.2
Total liabilities (3)		8,039,079.4		10,190,815.5		11,644,449.0		14,065,395.3		15,816,377.2		216,248.0
Noncontrolling interest		1,847.5		2,329.7		3,049.3		3,411.4		3,776.4		51.6
HDFC Bank Limited shareholders’ equity		1,026,053.6		1,174,163.6		1,632,575.3		1,893,082.4		2,159,628.4		29,527.3
Total liabilities and shareholders’ equity	Rs.	9,066,980.5	Rs.	11,367,308.8	Rs.	13,280,073.6	Rs.	15,961,889.1	Rs.	17,979,782.0	US$	245,826.9

	Year ended March 31,
	2017		2018		2019		2020		2021		2021
	(in millions)
Period average (4)
Interest-earning assets	Rs.	7,584,354.9	Rs.	9,052,769.4	Rs.	11,082,789.8	Rs.	12,882,466.7	Rs.	15,385,116.2	US$	210,351.6
Loans, net of allowance		5,156,042.6		6,507,446.5		8,012,985.1		9,342,363.0		10,589,490.6		144,783.8
Total assets		8,099,122.2		9,634,335.7		11,774,471.6		13,797,721.6		16,396,029.4		224,173.2
Interest-bearing deposits		5,053,872.7		5,849,539.4		7,131,163.3		8,684,183.5		10,628,807.9		145,321.4
Non-interest bearing deposits		784,108.7		946,157.4		1,029,226.1		1,202,574.5		1,430,913.3		19,564.0
Total deposits		5,837,981.4		6,795,696.8		8,160,389.4		9,886,758.0		12,059,721.2		164,885.4
Interest-bearing liabilities		6,104,324.6		7,260,929.1		8,926,793.0		10,306,283.8		12,287,815.7		168,004.0
Long-term debt		646,512.9		881,556.7		1,015,061.9		1,023,425.5		1,109,959.9		15,175.8
Short-term borrowings		403,939.0		529,833.0		780,567.8		598,674.8		549,047.9		7,506.8
Total liabilities		7,155,571.9		8,553,295.8		10,355,177.0		12,069,459.7		14,368,425.0		196,451.0
Total shareholders’ equity		943,550.3		1,081,039.9		1,419,294.6		1,728,261.9		2,027,604.4		27,722.2

	As of or for the year ended March 31,
	2017	2018	2019	2020	2021
	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	1.7	1.9	1.9	1.9	2.0
Average total shareholders’ equity	14.9	16.5	15.5	15.1	16.1
Dividend payout ratio (5)	20.1	18.9	18.6	5.3	11.0
Spread (6)	4.1	4.2	4.0	4.0	4.0
Net interest margin (7)	4.6	4.7	4.6	4.6	4.4
Cost-to-net revenue ratio (8)	48.1	45.5	42.9	45.7	43.8
Cost-to-average assets ratio (9)	2.5	2.4	2.2	2.2	2.1
Capital:
Total capital adequacy ratio (10)	14.55	14.82	17.11	18.52	18.79
Tier I capital adequacy ratio (10)	12.79	13.25	15.78	17.23	17.56
Tier II capital adequacy ratio (10)	1.76	1.57	1.33	1.29	1.23
Average total shareholders’ equity as a percentage of average total assets	11.7	11.2	12.1	12.5	12.4
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets (11)	1.3	1.4	1.5	1.4	1.7
Total allowance for credit losses as a percentage of gross non-performing credit assets	94.6	103.5	105.6	126.3	160.7

(1)
With effect from April 1, 2020 the Bank adopted FASB ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326)” using the modified retrospective method for reporting periods beginning after April 1, 2020. Prior period amounts continue to be reported in accordance with previously applicable GAAP.

(2)
Represents the difference between total assets and total liabilities, reduced by noncontrolling interests in subsidiaries, divided by the number of shares outstanding at the end of each reporting period.

(3)	With effect from April 1, 2019, the Bank adopted FASB ASU 2016-02 “Leases (Topic 842)” using the modified retrospective method.
(4)	Average balances are the average of daily outstanding amounts.
(5)
Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. With effect from April 1, 2020, dividend distribution tax on dividends distributed has been abolished. The dividend for fiscal 2020 represents the special interim dividend paid during that year. See “
Dividend Policy
”.

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

(8)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
(9)	Represents the ratio of non-interest expense to average total assets.
(10)	Calculated in accordance with RBI guidelines (Basel III Capital Regulations, generally referred to as “Basel III”). See also “ Supervision and Regulation ”.
(11)	Customer assets consist of loans and credit substitutes.

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

	Year ended March 31,
	2019					2020					2021
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Due from banks (1)	Rs.	148,277.5	Rs.	7,221.5	4.9%	Rs.	431,461.7	Rs.	18,665.8	4.3%	Rs.	822,620.6	Rs.	24,169.1	2.9%
Investments available for sale debt securities		2,617,688.2		190,992.5	7.3		2,811,228.3		198,383.2	7.1		3,751,942.6		226,690.9	6.0
Investments held for trading		165,237.5		8,892.9	5.4		160,667.5		7,392.1	4.6		81,621.3		3,373.8	4.1
Loans, net:
Retail loans		5,655,160.9		626,359.1	11.1		6,465,548.5		736,290.1	11.4		6,975,006.4		757,784.4	10.9
Wholesale loans		2,357,824.2		201,323.9	8.5		2,876,814.5		245,504.7	8.5		3,614,484.2		259,263.4	7.2
Other assets		138,601.5		6,925.0	5.0		136,746.2		5,747.0	4.2		139,441.1		4,686.0	3.4
Total interest-earning assets:	Rs.	11,082,789.8	Rs.	1,041,714.9	9.4%	Rs.	12,882,466.7	Rs.	1,211,982.9	9.4%	Rs.	15,385,116.2	Rs.	1,275,967.6	8.3%
Non-interest-earning assets:
Cash and due from banks, and restricted cash		415,721.0					490,459.0					474,736.0
Property and equipment		40,943.0					45,124.2					50,822.3
Other assets		235,017.8					379,671.7					485,354.9
Total non-interest earning assets		691,681.8					915,254.9					1,010,913.2
Total assets	Rs.	11,774,471.6	Rs.	1,041,714.9	8.8%	Rs.	13,797,721.6	Rs.	1,211,982.9	8.8%	Rs.	16,396,029.4	Rs.	1,275,967.6	7.8%
Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	2,226,287.0	Rs.	80,630.0	3.6%	Rs.	2,552,856.0	Rs.	92,813.0	3.6%	Rs.	3,392,406.0	Rs.	108,107.0	3.2%
Time deposits		4,904,876.3		329,396.4	6.7		6,131,327.5		415,075.8	6.8		7,236,401.9		393,153.2	5.4
Short-term borrowings (2)		780,567.8		39,101.8	5.0		598,674.8		27,366.2	4.6		549,047.9		12,659.4	2.3
Long-term debt		1,015,061.9		85,081.1	8.4		1,023,425.5		83,200.5	8.1		1,109,959.9		78,361.5	7.1
Total interest-bearing liabilities	Rs.	8,926,793.0	Rs.	534,209.3	6.0%	Rs.	10,306,283.8	Rs.	618,455.5	6.0%	Rs.	12,287,815.7	Rs.	592,281.1	4.8%
Non-interest-bearing liabilities:
Non-interest-bearing deposits		1,029,226.1					1,202,574.5					1,430,913.3
Other liabilities		399,157.9					560,601.4					649,696.0
Total non-interest-bearing liabilities		1,428,384.0					1,763,175.9					2,080,609.3
Total liabilities	Rs.	10,355,177.0	Rs.	534,209.3	5.2%	Rs.	12,069,459.7	Rs.	618,455.5	5.1%	Rs.	14,368,425.0	Rs.	592,281.1	4.1%
Total shareholders’ equity		1,419,294.6					1,728,261.9					2,027,604.4
Total liabilities and shareholders’ equity	Rs.	11,774,471.6	Rs.	534,209.3	4.5%	Rs.	13,797,721.6	Rs.	618,455.5	4.5%	Rs.	16,396,029.4	Rs.	592,281.1	3.6%

(1)	Includes securities purchased under agreements to resell.
(2)	Includes securities sold under repurchase agreements.

Analysis of Changes in Interest Revenue and Interest Expense
The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average balance and average rate.

	Fiscal 2020 vs. Fiscal 2019 Increase (decrease) (1) due to						Fiscal 2021 vs. Fiscal 2020 Increase (decrease) (1) due to
	Net change		Change in Average balance		Change in Average rate		Net change		Change in Average balance		Change in Average rate
					(in millions)
Interest revenue:
Cash and due from banks, and restricted cash	Rs.	11,444.3	Rs.	13,791.8	Rs.	(2,347.5)	Rs.	5,503.3	Rs.	16,922.2	Rs.	(11,418.9)
Investments available for sale debt securities		7,390.7		13,736.0		(6,345.3)		28,307.7		66,384.5		(38,076.8)
Investments held for trading		(1,500.8)		(246.0)		(1,254.8)		(4,018.3)		(3,636.8)		(381.5)
Loans, net:
Retail loans		109,931.1		89,757.6		20,173.5		21,494.2		58,016.6		(36,522.4)
Wholesale loans		44,180.7		44,314.2		(133.5)		13,758.8		62,952.0		(49,193.2)
Other assets		(1,178.0)		(92.7)		(1,085.3)		(1,061.0)		113.3		(1,174.3)
Total interest-earning assets	Rs.	170,268.0	Rs.	161,260.9	Rs.	9,007.1	Rs.	63,984.7	Rs.	200,751.8	Rs.	(136,767.1)
Interest expense:
Savings account deposits	Rs.	12,183.0	Rs.	11,827.4	Rs.	355.6	Rs.	15,294.0	Rs.	30,523.1	Rs.	(15,229.1)
Time deposits		85,679.4		82,364.7		3,314.7		(21,922.6)		74,810.8		(96,733.4)
Short-term borrowings		(11,735.6)		(9,111.8)		(2,623.8)		(14,706.8)		(2,268.5)		(12,438.3)
Long-term debt		(1,880.6)		701.0		(2,581.6)		(4,839.0)		7,034.9		(11,873.9)
Total interest-bearing liabilities	Rs.	84,246.2	Rs.	85,781.3	Rs.	(1,535.1)	Rs.	(26,174.4)	Rs.	110,100.3	Rs.	(136,274.7)
Net interest revenue	Rs.	86,021.8	Rs.	75,479.6	Rs.	10,542.2	Rs.	90,159.1	Rs.	90,651.5	Rs.	(492.4)

(1)
The changes in net interest revenue between periods have been reflected as attributed either to average balance or average rate changes. For purposes of this table, changes that are due to both average balance and average rate have been allocated solely to changes in average rate.

Yields, Spreads and Margins
The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2019		2020		2021
	(in millions, except percentages)
Interest and dividend revenue	Rs.	1,041,714.9	Rs.	1,211,982.9	Rs.	1,275,967.6
Average interest-earning assets		11,082,789.8		12,882,466.7		15,385,116.2
Interest expense		534,209.3		618,455.5		592,281.1
Average interest-bearing liabilities		8,926,793.0		10,306,283.8		12,287,815.7
Average total assets		11,774,471.6		13,797,721.6		16,396,029.4
Average interest-earning assets as a percentage of average total assets		94.1%		93.4%		93.8%
Average interest-bearing liabilities as a percentage of average total assets		75.8%		74.7%		74.9%
Average interest-earning assets as a percentage of average interest-bearing liabilities		124.2%		125.0%		125.2%
Yield		9.4%		9.4%		8.3%
Cost of funds (1)		5.2%		5.1%		4.1%
Spread (2)		4.0%		4.0%		4.0%
Net interest margin (3)		4.6%		4.6%		4.4%

(1)	Excludes total shareholders’ equity.
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

Return on Equity and Assets
The following table presents selected financial ratios for the periods indicated.

	Year ended March 31,
	2019		2020		2021
	(in millions, except percentages)
Net income	Rs.	220,103.8	Rs.	260,269.9	Rs.	325,977.1
Average total assets		11,774,471.6		13,797,721.6		16,396,029.4
Average total shareholders’ equity		1,419,294.6		1,728,262.0		2,027,604.3
Net income as a percentage of average total assets		1.9%		1.9%		2.0%
Net income as a percentage of average total shareholders’ equity		15.5%		15.1%		16.1%
Average total shareholders’ equity as a percentage of average total assets		12.1%		12.5%		12.4%
Dividend payout-ratio *		18.6%		5.3%		11.0%

* See note (5) to the table under “
Selected Financial And Other Data
”.

Investment Portfolio
Available for Sale Debt Investments
The following tables set forth, as of the dates indicated, information related to our investments available for sale debt securities.

	At March 31,
	2019								2020								2021
	Amortized Cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair Value
	(in millions)
Government securities	Rs.	2,292,568.3	Rs.	26,746.0	Rs.	10,310.6	Rs.	2,309,003.7	Rs.	2,814,520.3	Rs.	63,967.7	Rs.	1,491.6	Rs.	2,876,996.4	Rs.	3,507,972.9	Rs.	39,198.3	Rs.	22,895.4	Rs.	3,524,275.8
Government securities outside India		7,201.6		3.3		—		7,204.9		8,367.0		48.4		—		8,415.4		5,932.2		3.8		—		5,936.0
Other debt securities		277,475.7		930.8		1,570.1		276,836.4		390,452.4		2,522.3		1,086.9		391,887.8		570,646.1		13,775.6		385.6		584,036.1
Total debt securities	Rs.	2,577,245.6	Rs.	27,680.1	Rs.	11,880.7	Rs.	2,593,045.0	Rs.	3,213,339.7	Rs.	66,538.4	Rs.	2,578.5	Rs.	3,277,299.6	Rs.	4,084,551.2	Rs.	52,977.7	Rs.	23,281.0	Rs.	4,114,247.9
Others*		40,259.7		166.3		122.6		40,303.4		127,392.6		1,747.0		150.0		128,989.6		157,430.4		4,083.3		311.7		161,202.0
Total	Rs.	2,617,505.3	Rs.	27,846.4	Rs.	12,003.3	Rs.	2,633,348.4	Rs.	3,340,732.3	Rs.	68,285.4	Rs.	2,728.5	Rs.	3,406,289.2	Rs.	4,241,981.6	Rs.	57,061.0	Rs.	23,592.7	Rs.	4,275,449.9

* Includes asset and mortgage backed securities.
Held for Trading Investments
The following table sets forth, as of the dates indicated, information related to our investments held for trading:

	At March 31,
	2019						2020							2021
	Amortized cost		Gross unrealized gain		Gross unrealized loss	Fair value	Amortized cost	Gross unrealized gain		Gross unrealized loss		Fair value		Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Government securities	Rs.	134,084.9	Rs.	163.2	Rs.0.1	Rs.134,248.0	Rs.207,131.4	Rs.	592.9	Rs.	17.2	Rs.	207,707.1	Rs.	15,076.0	Rs.	85.8	Rs.	2.6	Rs.	15,159.2
Other debt securities		33,990.6		15.8	1.1	34,005.3	4,495.9		7.1		32.5		4,470.5		34,803.9		43.3		0.4		34,846.8
Total debt securities	Rs.	168,075.5	Rs.	179.0	Rs.1.2	Rs.168,253.3	Rs.211,627.3	Rs.	600.0	Rs.	49.7	Rs.	212,177.6	Rs.	49,879.9	Rs.	129.1	Rs.	3.0	Rs.	50,006.0
Non-debt securities		96,935.6		327.2	—	97,262.8	92,683.9		101.40		—		92,785.3		52,912.2		110.9		3,408.9		49,614.2
Total	Rs.	265,011.1	Rs.	506.2	Rs.1.2	Rs.265,516.1	Rs.304,311.2	Rs.	701.4	Rs.	49.7	Rs.	304,962.9	Rs.	102,792.1	Rs.	240.0	Rs.	3,411.9	Rs.	99,620.2
Residual Maturity Profile
The following table sets forth, for the periods indicated, an analysis of the residual maturity profile of our investments in government and other debt securities classified as available-for-sale debt securities and their market yields.

	At March 31, 2021
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Government securities	Rs.	794,709.4	3.4%	Rs.	889,097.7	4.3%	Rs.	1,125,855.5	6.4%	Rs.	714,613.2	4.4%
Government securities outside India		5,936.1	0.0		—	—		—	—		—	—
Other debt securities		48,630.2	4.5		499,225.6	5.3		19,493.7	7.3		16,686.3	6.1
Total debt securities, fair value	Rs.	849,275.7	3.5%	Rs.	1,388,323.3	4.6%	Rs.	1,145,349.2	6.4%	Rs.	731,299.5	4.4%
Total amortized cost	Rs.	847,885.7		Rs.	1,362,628.4		Rs.	1,133,763.6		Rs.	740,273.5
Funding
Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 77 percent and 80 percent of total deposits, as of March 31, 2020 and March 31, 2021. Wholesale banking deposits represented 23 percent and 20 percent of total deposits, as of March 31, 2020 and March 31, 2021.
Total Deposits
The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 3.6 percent in fiscal 2019 and fiscal 2020, and 3.2 percent in fiscal 2021. The average cost of time deposits was 6.7 percent in fiscal 2019, 6.8 percent in fiscal 2020 and 5.4 percent in fiscal 2021. The average deposits for the periods set forth are as follows:

	Year ended March 31,
	2019			2020			2021
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits	Rs.	1,029,226.1	12.6%	Rs.	1,202,574.5	12.2%	Rs.	1,430,913.3	11.9%
Savings deposits		2,226,287.0	27.3		2,552,856.0	25.8		3,392,406.0	28.1
Time deposits		4,904,876.3	60.1		6,131,327.5	62.0		7,236,401.9	60.0
Total	Rs.	8,160,389.4	100.0%	Rs.	9,886,758.0	100.0%	Rs.	12,059,721.2	100.0%
As of March 31, 2021, individual time deposits in excess of Rs. 0.1 million had a balance to maturity profile as follows:

At March 31, 2021
	Up to three months	Three to six months	Six to twelve months	More than one year
(in millions)
Balance to maturity for time deposits exceeding Rs. 0.1 million each	Rs.2,052,519.8	Rs.1,506,875.6	Rs.2,158,637.9	Rs.1,251,186.9
Short-term Borrowings
The following table sets forth, for the periods indicated, information related to our short-term borrowings, which are comprised primarily of money market borrowings. Short-term borrowings include securities sold under repurchase agreements.

	Years ended March 31,
	2019		2020		2021
	(in millions, except percentages)
Period end	Rs.	828,058.0	Rs.	885,399.6	Rs.	595,323.3
Average balance during the period	Rs.	780,567.8	Rs.	598,674.8	Rs.	549,047.9
Maximum outstanding	Rs.	1,112,780.5	Rs.	971,364.0	Rs.	1,149,499.8
Average interest rate during the period (1)		5.0%		4.6%		2.3%
Average interest rate at period end (2)		5.6%		1.6%		2.6%

(1)	Represents the ratio of interest expense on short-term borrowings to the average of daily balances of short-term borrowings.
(2)	Represents the weighted average rate of short-term borrowings outstanding as of March 31, 2019, 2020 and 2021.

Subordinated Debt
We also obtain funds from the issuance of unsecured subordinated debt securities, which qualify as Tier I or Tier II capital as per the eligibility criteria under the RBI’s Basel III capital regulations. Subordinated debt and Perpetual Debt Instruments with face value outstanding as of March 31, 2021 were Rs. 126.28 billion (previous year: Rs. 133.76 billion) and Rs. 85.00 billion (previous year: 85.00 billion), respectively. The breakup of the same is shown hereunder:

Type	Currency	Year of issue	Year of maturity	Average tenor (years)	Interest rate (%)	Year of call	Face value (Rupees in billions)
Tier II	INR	2011-12	2026-27	15.0	9.48	2021-22	36.50
Tier II	INR	2012-13	2027-28	15.0	9.45	2022-23	34.77
Tier II	INR	2012-13	2022-23	10.0	10.20	—	2.50
Tier II	INR	2012-13	2022-23	10.0	9.70	—	1.50
Tier II	INR	2012-13	2022-23	10.0	9.60	—	2.00
Tier II	INR	2013-14	2023-24	10.0	10.20	—	1.00
Tier II	INR	2013-14	2023-24	10.0	10.05	—	0.50
Tier II	INR	2013-14	2023-24	10.0	10.19	—	0.80
Tier II	INR	2014-15	2024-25	10.0	9.70	—	2.00
Tier II	INR	2014-15	2024-25	10.0	9.55	—	1.00
Tier II	INR	2014-15	2024-25	10.0	9.55	—	2.00
Tier II	INR	2016-17	2026-27	10.0	8.79	—	2.20
Tier II	INR	2016-17	2026-27	10.0	8.05	—	1.70
Tier II	INR	2017-18	2027-28	10.0	7.56	—	20.00
Tier II	INR	2017-18	2027-28	10.0	8.42	—	1.50
Tier II	INR	2017-18	2027-28	10.0	8.45	—	1.30
Tier II	INR	2018-19	2028-29	10.0	9.05	—	2.50
Tier II	INR	2018-19	2028-29	10.0	9.70	—	3.50
Tier II	INR	2019-20	2029-30	10.0	8.85	—	3.15
Tier II	INR	2019-20	2029-30	9.4	8.36	—	2.29
Tier II	INR	2020-21	2030-31	10.0	7.35	—	3.57
Perpetual Bond	INR	2017-18			8.85	2022-23	80.00
Perpetual Bond	INR	2018-19			9.40	2028-29	2.00
Perpetual Bond	INR	2018-19			9.15	2028-29	1.00
Perpetual Bond	INR	2019-20			9.70	2029-30	1.00
Perpetual Bond	INR	2019-20			8.84	2029-30	1.00
We have a right to redeem certain of the issuances as noted above under “year of call”.

Asset Liability Gap
The following table sets forth, for the periods indicated, our asset-liability gap position:

	As of March 31, 2021 (1)
	0-30 days	31-90 days	91-180 days	6-12 months	Total within one year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	(in millions, except percentages)
Cash and due from banks, and restricted cash (2)(3)	503,650.2	35,287.5	29,898.5	33,583.4	602,419.6	186,373.7	5,059.0	136,842.4	930,694.7
Investments held for trading (4)	68,161.5	31,458.7	—	—	99,620.2	—	—	—	99,620.2
Investments available for sale debt securities (5)(6)	1,611,045.8	155,404.8	165,217.4	236,619.8	2,168,287.8	1,414,563.1	81,717.2	610,881.8	4,275,449.9
Securities purchased under agreement to resell	270,060.0	—	—	—	270,060.0	—	—	—	270,060.0
Loans, net (7)(8)	886,055.3	1,016,354.9	1,036,377.0	1,174,364.1	4,113,151.3	5,021,998.7	1,374,504.9	1,190,534.3	11,700,189.2
Accrued interest receivable	118,762.9	—	—	—	118,762.9	—	—	—	118,762.9
Other assets (13)	2,536.8	9,891.5	12,474.3	23,769.6	48,672.2	272,796.6	22,191.0	52,973.2	396,633.0
Total financial assets	3,460,272.5	1,248,397.4	1,243,967.2	1,468,336.9	7,420,974.0	6,895,732.1	1,483,472.1	1,991,231.7	17,791,409.9
Deposits (9)(10)	1,546,320.5	871,613.8	783,361.1	917,959.3	4,119,254.7	5,316,370.9	147,012.7	3,754,591.9	13,337,230.2
Debt (11)	81,302.7	139,259.9	150,251.7	149,173.1	519,987.4	621,337.8	93,031.5	179,665.6	1,414,022.3
Securities sold under repurchase agreements	356,059.2	—	—	—	356,059.2	—	—	—	356,059.2
Other Liabilities (12)(13)	269,413.3	56,571.2	51,084.0	8,439.0	385,507.5	323,558.0	—	—	709,065.5
Total financial liabilities	2,253,095.7	1,067,444.9	984,696.8	1,075,571.4	5,380,808.8	6,261,266.7	240,044.2	3,934,257.5	15,816,377.2
Asset/(liability) gap	1,207,176.8	180,952.5	259,270.4	392,765.5	2,040,165.2	634,465.4	1,243,427.9	(1,943,025.8)	1,975,032.7
Cumulative gap	1,207,176.8	1,388,129.3	1,647,399.7	2,040,165.2	2,040,165.2	2,674,630.6	3,918,058.5	1,975,032.7	1,975,032.7
Cumulative gap as a percentage of total financial assets	34.9%	29.5%	27.7%	27.5%	27.5%	18.7%	24.8%	11.1%	11.1%

(1)	Assets and liabilities are classified into the applicable maturity categories based on residual maturity unless specifically mentioned.
(2)	Cash on hand is classified in the“0-30“days category.
(3)
Cash and due from banks, and restricted cash include balances with the RBI to satisfy its cash reserve ratio requirements. These balances are held in the form of overnight cash deposits but we classify these balances as part of the applicable maturity categories on a basis proportionate to the classification of related deposits.

(4)	Securities in the trading book are classified based on the expected time of realization for such investments. Units of open ended mutual funds, if any, are classified in“0-30“days category.
(5)
Securities held towards satisfying the statutory liquidity requirement prescribed by the RBI are classified based on the applicable maturity categories on a basis proportionate to the classification of related deposits.

(6)	Units of open ended mutual funds, if any, are classified in“0-30“days category.
(7)	Includes non-performing loans which are classified in the “Over 3 years to 5 years” and “Over 5 years” categories.
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
”.
Loan Portfolio and Credit Substitutes
As of March 31, 2021, our gross loan portfolio amounted to Rs. 12,043.7 billion. As of that date, our gross credit substitutes outstanding were Rs. 547.3 billion. Almost all our gross loans and credit substitutes are to borrowers in India and approximately 90 percent are denominated in rupees. For a description of our retail and wholesale loan products, see “
Business—Retail Banking—Retail Loans and Other Asset Products
” and “
Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes
”.
The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2017		2018		2019		2020		2021
	(in millions)
Retail loans	Rs.	4,048,961.3	Rs.	5,213,364.6	Rs.	6,237,903.6	Rs.	7,040,800.4	Rs.	7,828,832.6
Wholesale loans		1,939,948.4		2,162,814.4		2,873,561.0		3,583,055.2		4,214,885.3
Gross loans	Rs.	5,988,909.7	Rs.	7,376,179.0	Rs.	9,111,464.6	Rs.	10,623,855.6	Rs.	12,043,717.9
Credit substitutes (at fair value)		419,540.6		324,031.5		272,886.8		362,373.7		547,276.9
Gross loans plus credit substitutes	Rs.	6,408,450.3	Rs.	7,700,210.5	Rs.	9,384,351.4	Rs.	10,986,229.3	Rs.	12,590,994.8
Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes
The following tables set forth, for the period indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2021
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Retail loans	Rs.	2,235,330.0	Rs.	4,955,833.2	Rs.	637,669.4
Wholesale loans		1,877,821.3		1,475,971.2		861,092.8
Gross loans	Rs.	4,113,151.3	Rs.	6,431,804.4	Rs.	1,498,762.2
Credit substitutes (at fair value)		45,481.7		488,770.3		13,024.9
Gross loans plus credit substitutes	Rs.	4,158,633.0	Rs.	6,920,574.7	Rs.	1,511,787.1

	At March 31, 2021
	Due in one year or less		Due in one to five years		Due after five years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	1,328,204.8	Rs.	3,163,595.7	Rs.	1,343,117.3
Fixed rates		2,784,946.5		3,268,208.7		155,644.9
Gross loans	Rs.	4,113,151.3	Rs.	6,431,804.4	Rs.	1,498,762.2
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	—	Rs.	—
Fixed rates		45,481.7		488,770.3		13,024.9
Gross credit substitutes	Rs.	45,481.7	Rs.	488,770.3	Rs.	13,024.9
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	1,328,204.8	Rs.	3,163,595.7	Rs.	1,343,117.3
Fixed rates		2,830,428.2		3,756,979.0		168,669.8
Gross loans and credit substitutes	Rs.	4,158,633.0	Rs.	6,920,574.7	Rs.	1,511,787.1
Concentration of Loans and Credit Substitutes
As of March 31, 2021, our 10 largest exposures based on the higher of the outstanding balances of, or limits on, funded and non-funded exposures, computed based on our Indian GAAP financial statements, totaled Rs. 1,599.6 billion and represented 75.3 percent of our capital funds comprised of Tier 1 and Tier II capital, and similarly the largest group of companies under the same management control accounted for 21.7 percent of our capital funds.

The following table sets forth, for the periods indicated, our gross loans and fair value of credit substitutes outstanding by the borrower’s industry or economic activity and as a percentage of our gross loans and fair value of credit substitutes (where such percentage exceeds 2.0 percent of the total). For the purpose of industry-wise classification of retail loans, the end use (i.e. business purpose or personal use) is taken into consideration. Accordingly, exposures to individual and non-individual borrowers, where the credit facilities are for business purposes, are being reported under the industry relating to the activity of the borrower. Where the credit facilities are for personal use, the exposure to the individual borrower is classified under Consumer Loans. From fiscal 2018, Agri produce trade is added by classifying certain sub-segments from Wholesale Trade - Industrial, Wholesale Trade - Non Industrial and Retail Trade. From fiscal 2020, Non-Banking Financial Companies/Financial Intermediaries are classified under the following two sub segments: Non-Banking Financial Companies and Financial Intermediaries. Similarly from fiscal 2020 Banks and Financial Institutions are classified under the following two sub segments: Banks and Financial Institutions.

	At March 31,
	2017			2018			2019			2020			2021
	(in millions, except percentages)
Consumer Loans	Rs.	1,526,978.2	23.8%	Rs.	1,948,328.2	25.3%	Rs.	2,477,945.6	26.4%	Rs.	2,961,194.3	27.0%	Rs.	3,241,292.9	25.7%
Power		145,608.7	2.3		193,978.4	2.5		288,358.1	3.1		507,625.8	4.6		706,638.5	5.6
Retail trade		323,818.6	5.1		386,399.2	5.0		446,928.5	4.8		533,499.0	4.9		540,350.3	4.3
Non-Banking Financial Companies		—	—		—	—		—	—		394,310.2	3.6		499,384.1	4.0
Financial Institutions		—	—		—	—		—	—		278,536.3	2.5		464,404.4	3.7
Consumer Services		264,554.4	4.1		311,794.7	4.0		358,017.7	3.8		401,061.5	3.7		426,813.4	3.4
Automobile & Auto Ancillary		271,963.5	4.2		312,786.0	4.1		363,393.0	3.9		349,030.4	3.2		400,119.6	3.2
Road Transportation		241,771.3	3.8		310,740.7	4.0		376,547.1	4.0		376,829.5	3.4		368,388.5	2.9
Coal & Petroleum Products		—	—		—	—		—	—		—	—		363,447.2	2.9
Food and Beverage		178,848.8	2.8		211,367.5	2.7		233,798.9	2.5		262,299.2	2.4		342,813.9	2.7
Agriculture Production-Food		284,748.8	4.4		319,141.4	4.1		330,092.5	3.5		313,143.6	2.9		337,904.8	2.7
Wholesale Trade-Non Industrial		237,302.7	3.7		183,081.2	2.4		200,337.7	2.1		238,436.5	2.2		303,573.8	2.4
Real Estate & Property Services		170,245.8	2.7		235,683.0	3.1		259,035.6	2.8		285,179.9	2.6		303,149.3	2.4
Textiles & Garments		—	—		164,476.1	2.1		191,963.6	2.0		—	—		264,460.1	2.1
Iron & Steel		—	—		—	—		201,003.0	2.1		232,669.6	2.1		261,256.8	2.1
Housing Finance Companies		143,236.6	2.2		171,780.2	2.2		203,904.2	2.2		—	—		259,048.0	2.1
Wholesale Trade-Industrial		170,084.4	2.7		167,357.3	2.2		192,776.2	2.1		—	—		258,854.1	2.1
Agriculture-Allied		129,207.9	2.0		163,496.3	2.1		191,132.7	2.0		223,443.8	2.0		253,095.5	2.0
Engineering		—	—		—	—		—	—		252,451.3	2.3		—	—
Telecom		129,510.8	2.0		—	—		267,561.0	2.9		243,344.6	2.2		—	—
Business Services		161,452.2	2.5		208,815.4	2.7		237,102.9	2.5		246,307.2	2.2		—	—
Non-Banking Financial Companies/Financial Intermediaries		338,599.3	5.3		341,744.3	4.4		409,751.1	4.4		—	—		—	—
Agriculture Production – Non food		202,350.3	3.2		199,451.2	2.6		192,657.8	2.1		—	—		—	—
Others (including unclassified retail)		1,488,168.0	23.2		1,869,789.4	24.5		1,962,044.2	20.8		2,886,866.6	26.2		2,995,999.6	23.7
Total	Rs.	6,408,450.3	100.0%	Rs.	7,700,210.5	100.0%	Rs.	9,384,351.4	100.0%	Rs.	10,986,229.3	100.0%	Rs.	12,590,994.8	100.0%
Pursuant to the RBI’s LEF guidelines, the exposure-ceiling limit for a single borrower is 20 percent of our available eligible capital base. We may, as permitted in the LEF and in exceptional circumstances, with the approval of the Board, consider further increasing the exposure to a single counterparty by up to five percent of our available eligible capital base. Tier I capital that fulfils the criteria set out in the RBI’s Basel III guidelines must be considered as eligible capital base for this purpose. See “Supervision and Regulation—Credit Exposure Limits “. As of March 31, 2021, there were no exposures which exceeded the ceiling under the LEF guidelines.

Directed Lending
The RBI has established guidelines requiring Indian banks to lend 40.0 percent of their ANBC, as computed in accordance with RBI guidelines, or the credit equivalent amount of off-balance sheet exposures, whichever is higher, as of the corresponding date of the preceding year, to certain sectors called “priority sectors”. Priority sectors are broadly comprised of agriculture, micro enterprises and other PSL, which includes small and medium enterprises, residential mortgages, education, renewal energy and social infrastructure, among others, subject to satisfying certain criteria.
We are required to comply with the PSL requirements as of March 31 of each fiscal year, a date specified by the RBI for reporting. The assessment of whether we have achieved the PSL requirements is made at the end of the fiscal year based on the average of priority sector target/sub-target achievement as at the end of each quarter. On the basis of the quarterly average, the Bank was slightly short of its total priority sector lending (“PSL”) requirement in fiscal 2021. The Bank’s total PSL achievement for fiscal 2021 stood at 38.2 percent. Lending to micro enterprises stood at 6.8 percent as against the requirement of 7.5 percent. Advances to the agriculture sector were 10.3 percent of ANBC compared to the requirement of 18.0 percent and agricultural advances made to small and marginal farmers were 2.1 percent of ANBC, compared to the requirement of 8.0 percent. The shortfall in achievement of total PSL and micro enterprises was primarily the result of announcements in fiscal 2021 by the Government stating that MSMEs comprised of manufacturers and service providers and did not include retail and wholesale traders. This adversely impacted the bank’s achievement of its PSL target because prior to the change our lending to wholesale and retail traders was considered as part of PSL achievement. Representations were made by various industry bodies in this regard for reinstatement of this segment, considering that traders are an important link in the overall supply chain of the economy. In July 2021, the Government of India decided to reinstate retail and wholesale trade as MSME for priority sector lending and effectively restored the status quo. The Bank is in the process of implementing the decision in this regard and seeking clarification on its applicability for fiscal 2021. See “
Supervision and Regulation—Directed Lending
”.
The PSL master circular mentions that Scheduled Commercial Banks having any shortfall in lending to priority sector shall be allocated amounts for contribution to the RIDF established with NABARD and other Funds with NABARD, NHB, SIDBI or MUDRA Ltd., as decided by the RBI from time to time.
We may be required by the RBI to deposit with the Indian Development Banks certain amounts as specified by the RBI in the coming year due to the shortfall in the above-mentioned sub-categories of priority sector lending targets. As of March 31, 2021, our total investments as directed by RBI in such deposits were Rs. 93.2 billion yielding returns ranging from 2.3 percent to 7.0 percent.
The following table sets forth, for the periods indicated, our loans, broken down by sector, forming part of our directed lending:

	As of March 31,
	2017		2018		2019		2020		2021
	(in millions)
Directed lending:
Agriculture	Rs.	631,861.6	Rs.	735,135.0	Rs.	742,724.9	Rs.	823,267.2	Rs.	929,043.1
Micro small and medium enterprises		785,715.9		814,006.9		1,168,199.9		1,438,145.6		1,359,235.7
Other		223,502.7		205,145.0		295,582.8		321,819.3		326,168.7
Total directed lending	Rs.	1,641,080.2	Rs.	1,754,286.9	Rs.	2,206,507.6	Rs.	2,583,232.1	Rs.	2,614,447.5

Non-Performing Loans
The following table sets forth, for the periods indicated, information about our non-performing loan portfolio:

	As of March 31,
	2017		2018		2019		2020		2021
	(in millions, except percentages)
Non-performing loans:
Retail loans	Rs.	52,704.0	Rs.	75,904.5	Rs.	102,268.8	Rs.	122,003.5	Rs.	173,602.9
Wholesale loans		30,275.7		32,812.8		38,153.7		35,423.4		40,179.5
Gross non-performing loans	Rs.	82,979.7	Rs.	108,717.3	Rs.	140,422.5	Rs.	157,426.9	Rs.	213,782.4
Allowances for credit losses	Rs.	78,496.9	Rs.	112,507.2	Rs.	148,232.0	Rs.	198,833.2	Rs.	343,528.7
Gross loan assets		5,988,909.7		7,376,179.0		9,111,464.6		10,623,855.6		12,043,717.9
Net loan assets	Rs.	5,910,412.8	Rs.	7,263,671.8	Rs.	8,963,232.6	Rs.	10,425,022.3	Rs.	11,700,189.2
Gross non-performing loans as a percentage of gross loans		1.4%		1.5%		1.5%		1.5%		1.8%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		31.4%		27.9%		25.5%		15.3%		24.9%
Gross unsecured non-performing loans as a percentage of gross unsecured loans.		1.7%		1.5%		1.3%		0.7%		1.3%
Total allowances for credit losses as a percentage of gross loans		1.3%		1.5%		1.6%		1.9%		2.9%

Recognition of Non-Performing Loans
We classify our loan portfolio into loans that are performing and loans that are non-performing. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2017		2018		2019		2020		2021
	(in millions)
Performing	Rs.	5,905,930.0	Rs.	7,267,461.7	Rs.	8,971,042.1	Rs.	10,466,428.7	Rs.	11,829,935.5
Non-performing:
On accrual status		—		—		—		—		—
On non-accrual status		82,979.7		108,717.3		140,422.5		157,426.9		213,782.4
Total non-performing		82,979.7		108,717.3		140,422.5		157,426.9		213,782.4
Total	Rs.	5,988,909.7	Rs.	7,376,179.0	Rs.	9,111,464.6	Rs.	10,623,855.6	Rs.	12,043,717.9
We consider a loan to be performing when no principal or interest payment is three months or more past due and where we expect to recover all amounts due to us. In the case of wholesale loans, we also identify loans as non-performing even when principal or interest payments are less than three months past due but where we believe recovery of all principal and interest amounts is doubtful. Interest income from loans is recognized on an accrual basis using effective interest method when earned except in respect of loans placed on non-accrual status, for which interest income is recognized when received. Loans are placed on “non-accrual” status when interest or principal payments are three months past due.
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
.

	As of March 31,
	2017					2018					2019					2020					2021
Industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing loans		% of loans in industry	Gross Loans		Non performing Loans		% of loans in industry
	(in millions, except percentages)
Capital Market Intermediaries	Rs.	—	Rs.	—	—%	Rs.	—	Rs.	—	—%	Rs.	46,092.7	Rs.	9.2	0.0%	Rs.	26,869.3	Rs.	4,767.2	17.7%	Rs.	13,037.0	Rs.	3,877.4	29.7%
Agriculture Production - Food		282,673.8		4,217.1	1.5		318,643.5		12,227.0	3.8		330,092.5		18,915.0	5.7		313,143.6		22,546.3	7.2		337,904.8		21,028.5	6.2
Agriculture Production - Non Food		202,350.3		2,854.5	1.4		199,451.2		4,156.8	2.1		192,657.8		5,492.5	2.9		171,869.3		5,857.2	3.4		165,146.5		8,348.7	5.1
Road Transportation		241,771.3		2,518.7	1.0		310,740.7		3,313.8	1.1		376,547.1		5,536.7	1.5		376,334.2		13,067.6	3.5		368,388.5		18,344.8	5.0
Airlines		—		—	—		—		—	—		—		—	—		—		—	—		791.2		36.8	4.7
Agriculture-Allied		129,207.9		3,218.8	2.5		163,496.3		6,184.0	3.8		191,132.7		6,641.6	3.5		223,443.8		7,542.7	3.4		253,095.5		10,829.6	4.3
Plastic & Products		32,751.4		278.5	0.9		41,665.0		155.6	0.4		51,589.9		205.9	0.4		54,140.2		2,472.2	4.6		68,201.1		2,519.2	3.7
Infrastructure Development		88,135.0		2,738.2	3.1		109,841.9		3,366.7	3.1		128,273.5		3,652.2	2.8		165,578.8		4,911.0	3.0		167,416.1		5,356.2	3.2
Retail Trade		320,876.9		3,731.5	1.2		385,217.8		6,279.0	1.6		445,757.8		7,767.0	1.7		533,155.3		8,823.1	1.7		540,350.3		17,242.8	3.2
Animal Husbandry		24,393.9		124.7	0.5		28,038.2		466.6	1.7		19,849.3		508.4	2.6		23,605.4		4.1	0.0		27,321.2		786.5	2.9
Business Services		159,666.1		1,450.0	0.9		207,868.8		2,224.1	1.1		236,853.7		3,074.9	1.3		244,028.7		3,216.2	1.3		251,243.1		6,275.9	2.9
Consumer Services		260,053.9		2,331.4	0.9		308,333.2		2,754.2	0.9		354,060.4		3,771.1	1.1		399,046.4		5,667.6	1.4		424,765.4		9,965.6	2.3
FMCG & Personal Care		18,499.9		45.6	0.2		26,273.4		117.8	0.4		31,209.3		221.1	0.7		32,285.3		314.3	1.0		28,406.5		607.5	2.1
Housing Finance Companies		—		—	—		—		—	—		—		—	—		163,359.7		3,962.7	2.4		234,937.3		4,912.8	2.1
Automobile & Auto Ancillary		240,301.6		2,353.5	1.0		299,680.3		2,608.6	0.9		352,979.1		4,262.9	1.2		330,632.5		6,150.1	1.9		381,562.7		7,969.6	2.1
Media & Entertainment		16,761.1		137.4	0.8		16,414.6		76.7	0.5		19,190.2		96.5	0.5		29,495.0		310.4	1.1		22,725.5		429.0	1.9
Information Technology		23,518.6		171.5	0.7		40,074.1		117.8	0.3		33,414.7		176.5	0.5		44,115.4		281.4	0.6		41,209.3		776.0	1.9
Food and Beverage		166,494.3		3,361.2	2.0		210,780.7		7,007.4	3.3		233,798.9		8,577.3	3.7		260,907.9		8,137.5	3.1		342,573.5		6,233.6	1.8
Wood & Products		10,994.0		345.4	3.1		14,782.7		201.8	1.4		19,098.5		165.1	0.9		17,449.8		1.0	0.0		22,191.6		387.9	1.7
Wholesale Trade - Non Industrial		232,111.9		15,722.9	6.8		180,841.8		15,239.0	8.4		200,089.4		15,856.7	7.9		238,436.5		3,893.0	1.6		301,508.2		4,958.9	1.6
Other Industries		315,497.4		5,426.8	1.7		334,256.9		3,028.6	0.9		376,953.2		4,730.1	1.3		504,075.6		8,497.9	1.7		524,941.2		8,520.7	1.6
Textiles & Garments		109,393.7		1,511.8	1.4		159,873.4		2,531.5	1.6		187,527.5		2,544.7	1.4		210,558.2		2,587.7	1.2		257,577.9		3,991.0	1.5
Agriculture Produce Trade		—		—	—		97,396.9		1,522.9	1.6		122,512.2		2,816.6	2.3		93,403.7		3,742.4	4.0		145,999.2		2,241.5	1.5
Mining and Minerals		57,585.4		1,183.8	2.1		49,165.3		303.0	0.6		65,879.6		1,220.4	1.9		67,326.2		1,942.5	2.9		129,538.5		1,894.8	1.5
Consumer Loans		1,526,978.2		10,760.3	0.7		1,948,328.2		15,236.4	0.8		2,477,945.6		22,513.7	0.9		2,958,437.7		21,718.9	0.7		3,241,292.9		47,028.8	1.5
Engineering		110,827.8		538.5	0.5		133,216.6		983.1	0.7		159,462.7		2,962.3	1.9		240,196.0		2,431.7	1.0		189,952.7		2,631.4	1.4
Rubber & Products		7,483.4		116.5	1.6		8,311.6		4.4	0.1		11,059.7		5.6	0.1		12,038.7		1.0	0.0		14,641.7		202.6	1.4
Wholesale Trade - Industrial		166,940.1		3,905.8	2.3		167,253.4		3,469.0	2.1		192,708.4		3,657.1	1.9		211,849.6		3,880.9	1.8		258,854.1		3,525.4	1.4
Consumer Durables		43,224.5		174.2	0.4		47,822.9		205.9	0.4		59,776.8		296.9	0.5		71,659.2		529.4	0.7		84,103.3		1,073.1	1.3
Fishing		7,188.8		11.4	0.2		8,653.5		11.5	0.1		11,384.5		31.8	0.3		12,802.4		0.9	0.0		13,847.3		169.0	1.2
Financial Intermediaries		—		—	—		—		—	—		—		—	—		8,797.2		69.3	0.8		12,376.3		151.0	1.2
Non-ferrous Metals		33,010.3		247.7	0.8		40,081.6		119.2	0.3		64,986.2		190.7	0.3		82,217.4		716.7	0.9		80,348.8		845.2	1.1
Tobacco & Products		—		—	—		—		—	—		867.4		0.1	0.0		—		—	—		4,460.4		42.7	1.0
Real Estate & Property Services		168,660.4		3,822.8	2.3		233,700.5		4,015.9	1.7		257,056.8		4,175.1	1.6		280,870.4		5,165.5	1.8		298,277.1		2,686.1	0.9
Paper, Printing and Stationery		31,448.5		1,634.9	5.2		38,025.5		1,592.8	4.2		41,926.3		1,881.6	4.5		46,067.4		637.2	1.4		65,089.7		483.3	0.7
Power		125,213.0		94.2	0.1		159,239.8		92.8	0.1		251,169.4		82.9	0.0		458,628.1		103.7	0.0		630,189.4		3,973.4	0.6
Other Non-metallic/Mineral Products		11,819.7		87.5	0.7		17,680.8		57.0	0.3		20,375.4		14.7	0.1		24,427.1		0.2	0.0		33,380.1		198.0	0.6
Gems and Jewellry		69,339.0		789.1	1.1		85,017.9		1,255.4	1.5		100,642.9		1,083.6	1.1		78,029.6		488.4	0.6		124,802.2		576.6	0.5
Leather & Products		6,898.0		78.1	1.1		11,298.2		80.9	0.7		15,806.2		99.6	0.6		19,426.2		4.2	0.0		22,743.1		104.8	0.5
Iron and Steel		106,816.0		4,499.4	4.2		135,431.1		4,196.0	3.1		195,488.6		3,943.2	2.0		231,524.9		1,295.0	0.6		248,140.2		1,095.0	0.4
Drugs and Pharmaceuticals		31,133.3		381.7	1.2		54,444.1		410.2	0.8		57,963.6		359.8	0.6		74,475.8		409.5	0.5		93,248.4		313.9	0.3
Coal & Petroleum Products		48,513.8		119.7	0.2		53,206.1		135.6	0.3		92,504.7		187.8	0.2		136,531.9		211.2	0.2		172,989.4		414.4	0.2
Cement & Products		38,204.8		56.5	0.1		74,435.8		121.0	0.2		115,169.4		83.8	0.1		126,169.7		128.4	0.1		110,502.3		262.7	0.2
Glass & Glass Products		10,165.3		1,701.0	16.7		10,877.3		1,962.2	18.0		14,017.0		1,785.3	12.7		11,765.4		3.9	0.0		8,262.9		18.2	0.2
Chemical and Products		49,020.6		102.7	0.2		58,460.5		193.2	0.3		71,892.6		166.4	0.2		87,466.3		185.2	0.2		108,517.7		192.5	0.2
Shipping		2,289.8		8.9	0.4		3,838.3		2.0	0.1		7,709.1		2.0	0.0		—		—	—		13,939.9		17.0	0.1
Telecom		108,104.6		47.4	0.0		125,842.1		576.3	0.5		246,272.4		530.0	0.2		232,932.0		66.0	0.0		162,837.3		149.3	0.1
NBFC		—		—	—		—		—	—		—		—	—		317,450.0		637.4	0.2		415,787.6		61.1	0.0
Fertilisers & Pesticides		64,778.6		1.5	0.0		81,113.1		1.9	0.0		91,942.1		41.7	0.0		114,574.6		46.2	0.0		104,239.9		12.9	0.0
Financial Institutions		—		—	—		—		—	—		—		—	—		—		—	—		443,257.3		18.7	0.0
NBFC / Financial Intermediaries		180,220.7		76.6	0.0		231,249.9		111.7	0.0		311,477.1		84.4	0.0		—		—	—		—		—	—
Total				82,979.7					108,717.3					140,422.5					157,426.9					213,782.4

As of March 31, 2021, our gross non-performing loan as a percentage of gross loans in the respective industries was the highest in Capital Market Intermediaries, Agriculture Production - Food and Agriculture Production - Non food.
Capital Market Intermediaries
Exchanges in the capital markets segment offer a platform to their broker members (capital market intermediaries) for trading in the cash, derivatives, currency derivatives and commodity segments. Exchanges appoint banks to clear and settle trade obligations. The Bank has had a presence in the stock & commodity exchange segment since the late 1990s as a clearing bank in the Indian capital markets. As a clearing bank, the Bank has been offering various transactional services and credit facilities in the form of fund and non-fund based exposures, primarily to brokers in the capital market segments who hold their primary or secondary settlement accounts with the Bank. This acts as a key relationship point as well as a risk mitigant, as all payments to and from the exchanges are required by the relevant exchange to only be settled through these exchanges. The segment is highly regulated. As on March 31, 2021, high NPAs were the result of borrower specific issues.
Agriculture Production - Food
Agriculture production in India is largely dependent on the monsoon season and is impacted by weather conditions which result in uncertainty in crop yields and wide swings in farm income. Government policy on food grain pricing and procurement, prevalent market conditions and Government debt waiver declarations impact farm income, which in turn impact recoveries in harvest cycles, and therefore may result in delinquencies.
Agriculture Production - Non Food
Non-food agricultural production (including, amongst others, cotton, jute plantations and rubber trees) in India is impacted by changes in the monsoon season, other weather conditions, as well as, recently, the economic slowdown due to the COVID-19 pandemic, which led to reduced demand for such non-food agricultural products by industrial consumers. This decline in demand directly impacted marginal farmers and related supply chains, resulting in a significant decrease in farm incomes and an increase in defaults.

Top Ten Non-Performing Loans
As of March 31, 2021 our top 10 non-performing loans represented 10.3 percent of our gross non-performing loans and 0.2 percent of our gross loan portfolio.
The following table sets forth information regarding our 10 largest non-performing loans. The table also sets forth our share of collateral value. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral, however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less. None of the loans is collateral dependent (i.e. the borrower has no means of repaying the impaired loan other than the collateral). Interest payments not being serviced as of fiscal 2021 for these loans is because of specific factors which have temporarily resulted in inadequate cash flows. The fair value of the collateral and our share thereof and the present value of expected future cash flows from these loans are adequate to cover the principal outstanding net of allowances for credit losses.

	At March 31, 2021
	Industry	Type of banking arrangement	Gross principal outstanding		Principal outstanding net of allowance for credit losses		Our share in Collateral value		Currently servicing all Interest payments
	(in millions)
Borrower 1	Power	Consortium	Rs.	3,862.8	Rs.	2,397.9	Rs.	4,757.0	No
Borrower 2	Housing Finance Companies	Consortium		3,496.1		—		1,796.8	No
Borrower 3	Agriculture Production-Food	Consortium		3,397.2		762.1		1,713.3	No
Borrower 4	Capital Market Intermediaries	Multiple		3,283.9		—		3,375.9	No
Borrower 5	Plastic & Products	Consortium		2,169.0		—		17,368.2	No
Borrower 6	Housing Finance Companies	Consortium		1,416.8		—		1,825.5	Yes
Borrower 7	Retail Trade	Consortium		1,316.2		—		—	No
Borrower 8	Infrastructure Development	Consortium		1,125.3		—		578.0	No
Borrower 9	Retail Trade	Consortium		1,079.3		—		203.6	Yes
Borrower 10	Food and Beverage	Sole		827.7		—		826.9	No
			Rs.	21,974.3	Rs.	3,160.0

Restructuring of Loans
Our loans are restructured on a case-by-case basis after our management has determined that restructuring is the best means of maximizing realization of the loan.
The following table sets forth, as of the dates indicated, our loans that have been restructured through rescheduling of principal repayments and deferral or waiver of interest:

	At March 31,
	2017	2018	2019	2020	2021
	(in millions, except percentages)
Gross restructured loans	Rs.3,069.3	Rs.3,012.9	Rs.3,013.0	Rs.1,490.5	Rs.1,854.4
Gross restructured loans as a percentage of gross non-performing loans	3.7%	2.8%	2.1%	0.9%	0.9%
If there is a failure to meet payment or other terms of a restructured loan, it may be considered a failed restructuring, in which case it is no longer classified as a restructured loan. See
“Supervision and Regulation—Restructured Assets
” and “
Supervision and Regulation—Resolution of Stressed Assets
.”
Additionally, during fiscal 2020 and fiscal 2021, the Bank implemented the loan-restructuring packages announced by the RBI on account of the COVID-19 situation, which grant temporary extension in repayment obligations to borrowers without any interest or financial concession. While the moratorium allowed customers (from March to August 2020) to temporarily freeze loan repayments, the loan-restructuring packages eased the burden of monthly repayments. The total balance outstanding of such restructured loans as of March 31, 2021was Rs. 138.4 billion which includes retail loans and wholesale loans of Rs. 137.8 billion and Rs. 0.6 billion respectively. As stipulated by regulatory guidance, the Bank does not place loans with deferrals granted due to the COVID-19 situation on nonaccrual status where such loans are not otherwise reportable as nonaccrual and thus considered in the allowance for loan losses.
Remediation Strategy for Non-Performing Loans
We focus on early problem recognition and active remedial management efforts in relation to our non-performing loans. Because we are involved primarily in working capital finance with respect to wholesale loans, we track our borrower’s performance and liquidity on an ongoing basis. This enables us to define remedial strategies proactively and manage our exposures to industries or customers who we believe are displaying deteriorating credit trends. Relationship managers lead the recovery effort together with strong support from the credit group in the corporate office in Mumbai. Recovery is pursued through, among others, legal processes, enforcement of collateral, negotiated one-time settlements and other similar strategies. The particular strategy pursued depends upon the level of cooperation of the borrower, our assessment of the borrower’s management integrity and long-term viability, the credit structure and the role of other creditors.

Allowance for Credit Losses on Loans
With effect from April 1, 2020 the Bank adopted FASB ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326)” using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost and certain off-balance sheet credit exposures including undrawn commitments not cancellable, Investments including AFS Securities and other financial assets measured at amortized cost. This framework requires that management’s estimate reflects credit losses over the instrument’s remaining expected life and considers expected future changes in macroeconomic conditions.
The Banks allowance for credit losses comprises:

•	the allowance for loan losses, which covers the Bank’s loan portfolios and is presented separately on the balance sheet in Loans,

•	the allowance for lending-related commitments, which is recognized on the balance sheet in Accrued expenses and other liabilities,

•
the allowance for credit losses on investment securities, which covers the Bank’s AFS debt securities and is recognized on the balance sheet in Investments available for sale debt securities on the balance sheet and,

•
the allowance for credit losses on other financial assets measured at amortized cost, and other off-balance sheet credit exposures, which is recognized on the balance sheet in Accrued expenses and other liabilities.

All changes in the allowance for credit losses is recognized in the income statement.
Determining the appropriateness of the allowance for credit losses is complex and requires significant judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of credit exposures, considering the macroeconomic conditions, forecasts and other factors then prevailing, may result in significant changes in the allowance for credit losses in future periods.
The Bank’s policies used to determine its allowance for credit losses and its allowance for lending-related commitments are described in the following paragraphs.
The Bank’s portfolio is bifurcated into Retail and Wholesale portfolios, wherein the Retail portfolio is segmented into homogenous pools using various factors such as nature of product, delinquencies, and other demographic and behavioral variables of the borrowers. The wholesale portfolio is segmented into various risk grades on the basis of host of quantitative and qualitative factors including financial performance, industry risk, business risk and management quality. The allowance for loan-related losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of outstanding loans and lending-related commitments that are not unconditionally cancellable. The Bank does not record an allowance for future draws on unconditionally cancellable lending-related commitments (e.g., credit cards). The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on loans more than 90 days past due and in case of agricultural loans more than 365 days past due, and also on any loans classified as non-performing. The expected life for retail loans and wholesale loans is determined by considering its contractual term and expected prepayments. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account. The Bank has Unconditionally Cancellable Clause (UCC) for credit card lines and as allowed by the Current Expected Credit Loss (“CECL”) accounting guidance, the Bank makes an allowance only for debt drawn at the time of expected loss measurement. The Bank applies expected principal payments to the credit card receivable balances existing at the reporting date until the balance is exhausted.
The estimate of expected credit losses includes expected recoveries of amounts previously charged off or expected to be charged off, even if such recoveries result in a negative allowance. The Retail loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans, credit card receivables, and 180 days for auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. The wholesale Loans are charged off against the allowance when management believes that the loan balance may not be recovered including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.
Wholesale loans are considered non-performing when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining non-performance include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due. Wholesale loans that experienced insignificant payment delays and payment shortfalls are generally not classified as non-performing but are placed on a surveillance watch list and closely monitored for deterioration.

Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed. These factors are considered by the Bank for selection of loans for credit reviews and assessment of allowance.
In order to estimate the allowance, the Bank primarily relies on its risk-segmentation models, which are also an integral part of the Bank’s risk management framework. Risk segmentation aims to group homogenous exposures together to allow for collective assessment of expected losses. Expected Loss estimation under collective assessment, is primarily based on Probability of Default (PD), Loss given Default (LGD), Exposure at Default (EAD) estimates. The Bank has modeled its probability of default (PD) estimates at the aforementioned granularity for its retail and wholesale portfolios and has also created the tenor structure of the same for computation of credit losses.
The Bank’s off-balance sheet credit exposures include unfunded loan commitments, financial guarantees, including standby letters of credit, and other similar instruments. For off-balance sheet credit exposures, the Bank recognizes an allowance for credit loss (ACL) associated with the unfunded amounts. The Bank does not recognize an ACL for commitments that are unconditionally cancelable at Bank’s discretion. ACL for off-balance sheet credit exposures are reported as a liability in accrued expenses and other liabilities on the consolidated balance sheet. ACL is in such cases is measured for the remaining contractual term, adjusted for prepayments, of the financial asset (including off-balance sheet credit exposures) using historical experience, current conditions, and reasonable and supportable forecasts.
The following table sets forth, for the periods indicated, movements in our allowance for credit losses on loans:

	For the years ended March 31,
	2017		2018		2019		2020		2021 (1)
	(in millions)
Allowance for credit losses at the beginning of the period	Rs.	57,360.1	Rs.	78,496.9	Rs.	112,507.2	Rs.	148,232.0	Rs.	198,833.2
Impact of Adoption of ASC 326		—		—		—		—		81,013.0
Net Allowance for credit losses for the period
Retail		40,285.4		64,831.3		80,641.9		127,065.5		174,427.8
Wholesale		7,414.6		7,157.3		8,414.5		16,215.3		8,725.4
Allowances no longer required on account of write-offs		(26,563.2)		(37,978.3)		(53,331.6)		(92,679.6)		(119,470.7)
Allowance for credit losses at the end of period	Rs.	78,496.9	Rs.	112,507.2	Rs.	148,232.0	Rs.	198,833.2	Rs.	343,528.7
Allowances for credit losses for the periods presented have been disclosed net of recoveries.
The following table sets forth, for the periods indicated, the allocation of the total allowance for credit losses on loans:

	As of March 31,
	2017		2018		2019		2020		2021 (1)
	(in millions)
Wholesale	Rs.	16,369.7	Rs.	23,082.3	Rs.	29,741.1	Rs.	39,628.3	Rs.	71,599.3
Retail		62,127.2		89,424.9		118,490.9		159,204.9		271,929.4
Allowance for credit losses	Rs.	78,496.9	Rs.	112,507.2	Rs.	148,232.0	Rs.	198,833.2	Rs.	343,528.7

(1)	Results for reporting periods beginning after April 1, 2020 are presented under ASC 326.

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
Introduction
Overview
We are a new generation private sector bank in India. Our principal business activities are retail banking, wholesale banking and treasury services. Our retail banking division provides various products such as deposit products, loans including loans to small and medium enterprises, credit cards, debit cards, third-party mutual funds and insurance products, bill payment services and other products and services. Through our wholesale banking operations we provide products such as loans, deposit products, documentary credits, guarantees, debt syndication services and foreign exchange and derivative products. We also provide cash management services, clearing and settlement services for stock and commodity exchanges, tax and other collections for the Government, custody services and correspondent banking services. Our treasury services segment undertakes trading operations on the proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on the proprietary account and customer flows and borrowings.
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
Two important measures of our results of operations are net interest revenue, which is equal to our interest and dividend revenue net of interest expense, and net interest revenue after allowance for credit losses. Interest expense includes interest on deposits as well as on borrowings. Our interest revenue and expense are affected by fluctuations in interest rates as well as volume of activity. Our interest expense is also affected by the extent to which we fund our activities with low-interest and non-interest bearing deposits, and the extent to which we rely on borrowings. Until March 31, 2020 our allowance for credit losses was comprised of specific and unallocated allowances for loan loss. Impairments of credit substitutes were not included in our loan loss provision but were reflected under “Non-interest revenue—other than temporary losses on available for sale debt securities” in our consolidated statements of income. Effective April 1, 2020, we adopted the Current Expected Credit Loss (“CECL”) accounting guidance. The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost, available-for-sale debt securities and certain off-balance sheet credit exposures. Our allowance for credit losses is comprised of the allowance for loan losses, which covers our loan portfolios. Consistent with prior years, the impairment of our available-for-sale debt securities, including credit substitutes, are not included in our allowances for credit losses, but are reflected under “Non-interest revenue – allowance on available for sale debt securities” in our consolidated financial statements of income.
We also use net interest margin and spread to measure our results. Net interest margin represents the ratio of net interest revenue to average interest-earning assets. Spread represents the difference between yield on average interest-earning assets and the cost of average interest-bearing liabilities, including current accounts which are non-interest bearing.
Our non-interest revenue includes fee and commission income, realized gains and losses on sales of securities and spread from foreign exchange and derivative transactions and income from affiliates. Our principal sources of fee and commission revenue are retail banking services, retail asset fees and charges, credit card fees, home loan sourcing commissions, cash management services, documentary credits and bank guarantees and distribution of third-party mutual funds and insurance products.
Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment maintenance, depreciation and amortization, expenditure for the purchase of priority sector lending certificates and administrative and other expenses. The costs of outsourcing back office and other functions are included in administrative and other expenses.
Our financial condition and results of operations are affected by general economic conditions prevailing in India. According to estimates by the Indian Central Statistics Office, real GDP declined by 7.3 percent in fiscal 2021 as compared to a growth of 4.0 percent in fiscal 2020. While the economy rebounded with positive year-on-year growth in the second half of fiscal 2021, real GDP contracted by 15.9 percent during the first half of fiscal 2021. Tracking the decline in nominal GDP, credit growth slowed to a 5.9 percent growth in fiscal 2021 as compared to a growth of 9.5 percent in fiscal 2020.

While our results may not necessarily track the GDP figures directly, the economic performance affects the environment in which we operate. For example, a weak GDP growth resulting from a decline in consumption and in the level of production of goods and services, may lead to a reduced demand for bank credit.
Headline CPI tracked above the RBI’s upper tolerance limit of 6.0 percent between April 2020 and November 2020, as a result of supply shortages caused by the COVID-19 pandemic. In addition, a sharp increase in food inflation and certain segments of core inflation (such as recreation and health services) kept headline inflation elevated. In fiscal 2021, headline inflation averaged 6.2 percent compared to 4.8 percent in fiscal 2020, 3.4 percent in fiscal 2019 and 3.6 percent in fiscal 2018. Due to mounting inflationary pressures, the RBI did not reduce the policy rates further after delivering an emergency rate cut of 40 bps in May 2020. However, to keep yields steady, the RBI added liquidity worth Rs. 1.4 trillion between February 2020 and March 2021 and actively managed yields. A lower interest rate environment helps support economic growth and is generally beneficial to the environment in which we operate, provided inflation is under control.
Owing to the pandemic related disruption, the fiscal deficit target was revised to 9.5 percent of GDP from 3.5 percent of GDP. This compares to 4.6 percent of GDP in fiscal 2020 and 3.4 percent in fiscal 2019. Alongside the shift of the Food Corporation of India loans on to the Government’s balance sheet and a pandemic related increase in Government spending, subdued economic activity and the resultant decrease in tax revenue also contributed to the widening of the deficit in fiscal 2021. For fiscal 2022, the Government is targeting a fiscal deficit of 6.8 percent of GDP and plans to focus on capital expenditure to revive growth. However, further COVID-19 related disruptions, including a “third wave” of infections could negatively impact revenue collection and thereby the fiscal deficit.
Our financial condition and results of operations are also affected by widespread health emergencies (or concerns over the possibility of such emergencies), such as the COVID-19 pandemic and the actions taken in response to it, which can cause significant volatility in demand for our products, changes in customer behavior and preferences, financial distress for our customers and related increases in customer defaults and provisions for losses, disruptions to our capital expenditure initiatives, limitations on our employees’ ability to work and travel, significant changes in the economic or political conditions in markets in which we operate and related currency volatility, restrictions on our access to, and increases in the cost of, capital and increased regulatory requirements, such as the RBI’s
COVID-19
related regulations, which included permission for financial institutions to extend a three-month moratorium on term loan repayments due between March 1, 2020 and May 31, 2020. This was later renewed for a second period from June 1, 2020 to August 31, 2020. In May 2021, the RBI issued an additional set of measures, permitting lending institutions to offer a limited window to individual borrowers and small businesses to implement resolution plans in respect of their credit exposures while classifying such borrowers as “standard” subject to certain specified conditions. In August 2020 and May 2021, the RBI also issued guidelines for the restructuring of existing loans to micro, small and medium enterprises classified as ‘standard’, without a downgrade in the asset classification, subject to certain conditions. Since March 2021, India has been experiencing a “second wave” of
COVID-19
infections, including a significant surge of COVID-19 cases following the discovery of a “double mutant” coronavirus variant in the country. While the initial lockdown imposed in March 2020 in response to the first outbreak of
COVID-19
in India was lifted, regional lockdowns continue to be implemented in areas with a significant number of
COVID-19
cases. The slowdown during the year led to a decrease in loan originations, third party products sales, credit and debit card use by customers and collection effort efficiency. As a consequence, there may be a rise in the number of customer defaults and an increase in the provisions there against. The Supreme Court of India, in a public interest litigation, through an interim order dated September 3, 2020 (“Interim Order”), had directed that the accounts that were not declared as NPA until August 31, 2020, should not be declared as NPA until a further order is made. The Interim Order granted to not declare accounts as NPA was vacated on March 23, 2021. In accordance with the instructions in the RBI circular dated April 7, 2021 issued in connection with this matter, we continued with the asset classification of borrower accounts as per our existing policy in this regard.
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
Notwithstanding the pace of growth in India, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2021, net non-performing customer assets (which consist of loans and credit substitutes) constituted 0.7 percent of net customer assets. In addition, our net customer assets represented 91.8 percent of our deposits and our deposits represented 74.2 percent of our total liabilities and shareholders’ equity. Our average non-interest bearing current accounts and low-interest bearing savings accounts represented 40.0 percent of our average total deposits for the year ended March 31, 2021. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) for fiscal 2021 of 3.6 percent.

Critical Accounting Estimates—Allowance for Credit Losses
We have set forth below the details of our accounting policy and estimates used for the purposes of allowances for credit losses. We provide an allowance for credit losses based on our estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans. Upon adoption of ASC 326, we revised our accounting policy for Allowance for credit losses as detailed below.
Retail
Until March 31, 2020 our retail loan loss allowance consisted of specific allowance and allowance for loans collectively evaluated for impairment (termed as “unallocated allowance”). We established a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally, we monitored loan to value ratios for loan against securities. The loans were charged off against allowances typically when the account became 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off were 150 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believed that any future cash flows from these loans were remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. Subsequent recoveries, if any, against write-off cases, were adjusted to provision for credit losses in the consolidated statement of income. We also recorded unallocated allowances for our retail loans by product type. Our retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. We established an unallocated allowance for loans in each product group based on its estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimated our unallocated allowance for retail loans based on the probability of default and loss given default, determined for the respective risk pools.
Wholesale
Until March 31, 2020, the allowance for wholesale loans consisted of specific and unallocated components. The allowance for such credit losses was evaluated on a regular basis by management and was based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation was inherently subjective as it required estimates that were susceptible to significant revision as more information became available.
Loans were charged off against the allowance when management believes that the loan balance may not be recovered. Subsequent recoveries, if any, against write-off cases, were adjusted to provision for credit losses in the consolidated statement of income. We grade our wholesale loan accounts considering both qualitative and quantitative criteria. Wholesale loans are considered impaired when, based on current information and events, it is probable that we will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due.
We established specific allowances for each impaired wholesale loan customer, in the aggregate, for all facilities, including term loans, cash credits, bills discounted and lease finance, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of the collateral if the loan is collateral dependent. Collateral values are generally based on appraisals from internal and external valuation sources. Wholesale loans that experienced insignificant payment delays and payment shortfalls were generally not classified as impaired but were placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed. These factors were considered by us for selection of loans for credit reviews and assessment of impairment.
Until March 31, 2020 we also established an unallocated allowance for wholesale standard loans based on the internal rating grades assigned, and the probability of default associated with internal rating grade pools and the loss given default.
Effective April 1, 2020, we adopted the CECL accounting guidance. The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost and certain off-balance sheet credit exposures including undrawn commitments not cancellable, investments AFS debt securities and other financial assets measured at amortized cost. This framework requires that management’s estimate reflects credit losses over the instrument’s remaining expected life and considers expected future changes in macroeconomic conditions.
Our allowance for credit losses is comprised of:

•	the allowance for loan losses, which covers our loan portfolios and is presented separately on the balance sheet in loans;

•	the allowance for lending-related commitments, which is recognized on the balance sheet in “Accrued expenses and other liabilities”;

•
the allowance for credit losses on investment securities, which covers our AFS debt securities and is recognized on the balance sheet in “Investments available for sale debt securities” on the balance sheet; and

•
the allowance for credit losses on other financial assets measured at amortized cost, and other off-balance sheet credit exposures, which is recognized on the balance sheet in “Accrued expenses and other liabilities”.

All changes in the allowance for credit losses are recognized in the income statement.
Determining the appropriateness of the allowance for credit losses is complex and requires significant judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of credit exposures, considering the macroeconomic conditions, forecasts and other factors then prevailing, may result in significant changes in the allowance for credit losses in future periods.
Our policies, used to determine our allowance for credit losses and our allowance for lending-related commitments, are described in the following paragraphs.
Our portfolio is bifurcated into retail and wholesale portfolios, wherein the retail portfolio is segmented into homogenous pools using various factors such as nature of product, delinquencies, and other demographic and behavioral variables of the borrowers. The wholesale portfolio is segmented into various risk grades on the basis of several quantitative and qualitative factors including financial performance, industry risk, business risk and management quality. The allowance for loan-related losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of outstanding loans and lending-related commitments that are not unconditionally cancellable. We do not record an allowance for future drawings on unconditionally cancellable lending-related commitments (e.g., credit cards). We do not record an allowance on accrued interest receivables on the balance sheet due to our policy to reverse interest income on loans more than 90 days past due and in case of agricultural loans more than 365 days past due, and also on any loans classified as non-performing. The expected life for retail loans and wholesale loans is determined by considering their contractual term and expected prepayments. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account. We have an unconditionally cancellable clause for credit card lines and as allowed by CECL accounting guidance, we make an allowance only for debt drawn at the time of expected loss measurement. We apply expected principal payments to the credit card receivable balances existing at the reporting date until the balance is exhausted.
The estimate of expected credit losses includes expected recoveries of amounts previously charged off or expected to be charged off, even if such recoveries result in a negative allowance. Retail loans are typically charged off against allowances when the account becomes 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days for auto loans, commercial vehicle and construction equipment finance, and 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible. Wholesale loans are charged off against the allowance when management believes that the loan balance may not be recovered including following the realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.
Wholesale loans are considered non-performing when, based on current information and events, it is probable that we will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining non-performance include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due. Wholesale loans that experienced insignificant payment delays and payment shortfalls are generally not classified as non-performing but are placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed. These factors are considered by us for selection of loans for credit reviews and assessment of allowance.
In order to estimate the allowance, we primarily rely on our risk-segmentation models, which are also an integral part of our risk management framework. Risk segmentation aims to group homogenous exposures together to allow for collective assessment of expected losses. Expected Loss estimation under collective assessment, is primarily based on probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”) estimates. We have modeled our PD estimates at the aforementioned granularity for our retail and wholesale portfolios and have also created the tenor structure of the same for computation of credit losses.
Our off-balance sheet credit exposures include unfunded loan commitments, financial guarantees, including standby letters of credit, and other similar instruments. For off-balance sheet credit exposures, we recognize an allowance for credit loss (“ACL”) associated with the unfunded amounts. We do not recognize an ACL for commitments that are unconditionally cancelable at our discretion. ACL for off-balance sheet credit exposures are reported as a liability in accrued expenses and other liabilities on the consolidated balance sheet. ACL in such cases is measured for the remaining contractual term, adjusted for prepayments, of the financial asset (including off-balance sheet credit exposures) using historical experience, current conditions, and reasonable and supportable forecasts.

Collective and Individual Assessments
Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical loan default and loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information incorporate management’s view of current conditions and forecasts.
The methodology for estimating the amount of credit losses reported in the allowance for credit losses has two basic components: first, a pooled component for expected credit losses for pools of loans that share similar risk characteristics and second an asset-specific component involving loans that do not share risk characteristics and the measurement of expected credit losses for such individual loans.
As an integral part of the credit process, we have a credit rating model appropriate to our retail and wholesale credit segments. We monitor credit quality within our segments based on primary credit quality indicators. This internal grading is updated at least annually.
A majority of our credit exposures share risk characteristics with other similar exposures, and as a result are collectively assessed for allowance (“portfolio-based component”).
If an exposure does not share risk characteristics with other exposures, we generally estimate expected credit losses on an individual basis, considering expected repayment and conditions impacting that individual exposure (“asset-specific component”). The asset-specific component covers loans modified or reasonably expected to be modified in a TDR, collateral-dependent loans, as well as, borrowers with financial difficulties.
Portfolio-based component (Pooled Loans)
The portfolio-based component begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one risk rating to another. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to our exposure at default.
In addition to our historical experience, we seek to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses into our allowance. We therefore include in our estimation the use of quantitative statistical models to predict the impact of macro-economic variables on defaults. We rely on a single economic variable to develop reasonable and supportable forecasts. In deploying these models we have assessed the impact of an exhaustive set of macro-economic variables such as GDP, inflation, gross capital formation and the index of industrial production on our expected losses, and use consensus macro-economic forecasts surveyed and published by the RBI. As the consensus macro-economic forecasts are published for a year we revert to the historical average default rate beyond this period. The output of our models is appropriately adjusted with additional forward looking factors. Any adjustments needed to the modeled expected losses in the quantitative calculations are addressed through a qualitative adjustment including business and portfolio specific outlook where required. These qualitative adjustments attempt to address any variations caused by a variety of reasons such as the complexity in relationships between the macroeconomic variables and performance of our portfolios, event based impact on credit risk, variability in available forecasts and low frequency of data. Qualitative adjustments include, among other things: the uncertainty of forward-looking scenarios based on the likelihood and severity of a possible recession; the uncertainty of economic conditions related to an alternative downside scenario; certain portfolio characteristics and concentrations; collateral coverage; model limitations; idiosyncratic events; and other relevant criteria. The qualitative adjustment also reflects the estimated impact of the COVID-19 pandemic on the economic forecasts and the impact on credit loss estimates. The total ACL is comprised of the quantitative and qualitative components.
We estimate our allowance for credit losses for pooled loans based on their probability of default and loss given default, determined for the respective risk pools.
Asset-specific component
To determine the asset-specific component of the allowance, collateral-dependent loans (including those loans for which foreclosure is probable) and larger, non-accrual risk-rated loans in the wholesale portfolio segment are generally evaluated individually, while smaller loans (both scored and risk-rated) are aggregated for evaluation using factors relevant for the respective class of assets.
We generally measure the asset-specific allowance as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan’s original effective interest rate. Subsequent changes in impairment, including those related to the passage of time, are generally recognized as an adjustment to the allowance for credit losses. For collateral-dependent loans, the fair value of collateral less estimated costs to sell is used to determine the charge-off amount for declines in value (to reduce the amortized cost of the loan to the fair value of collateral) or the amount of negative allowance that should be recognized (for recoveries of prior charge-offs associated with improvements in the fair value of collateral).

The asset-specific component of the allowance for credit losses that have been or are expected to be modified in TDRs incorporates the effect of the modification on the loan’s expected cash flows (including forgone interest, principal forgiveness, as well as other concessions), and also the potential for re-default. For wholesale loans modified or expected to be modified in TDRs, expected losses incorporate management’s expectation of the borrower’s ability to repay under the modified terms.
Estimating the timing and amounts of future cash flows is highly judgmental as these cash flow projections rely upon estimates such as loss severities, asset valuations, default rates (including re-default rates on modified loans), the amounts and timing of interest or principal payments (including any expected prepayments) or other factors that are reflective of current and expected market conditions. All of these estimates and assumptions require significant management judgment and certain assumptions are highly subjective.
Available-for-sale debt securities
Until March 31, 2020, declines in the fair values of held to maturity and available for sale debt securities below their carrying value that were other than temporary were reflected in net income as other than temporary impairment losses, based on management’s best estimate of the fair value of the investment. We conducted a review each year to identify other than temporary declines based on an evaluation of all significant factors. Our review of impairment generally entailed identification and evaluation of investments that had indications of possible impairment, analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment and documentation of the results of these analyses, as required under business policies. Estimates of any declines in the fair values of credit substitute securities that were other than temporary were measured on a case-by-case basis together with loans to those customers. We did not recognize an impairment for debt securities if the cause of the decline is related solely to an interest rate increase, we did not intend to sell the security and it was not more likely than not that we would be required to sell the security before recovery of its amortized cost basis.
Upon adoption of ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL) with effect from April 1, 2020 we conduct reviews of all available-for-sale securities with a fair value below their carrying value or with a zero loss expectation. We evaluate whether the decline in fair value resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The allowance is increased or decreased if credit conditions subsequently worsen or improve. Reversals of credit losses are recognized in earnings. We recognize the entire difference between the amortized cost basis and fair value in earnings for impaired AFS debt securities that we have an intent to sell or for which we believe we will more-likely-than-not be required to sell prior to recovery of the amortized cost basis. We have applied ASC 326 to AFS debt securities when other-than-temporary-impairment has been recognized before the adoption. Amortized cost of a security, including the security’s effective interest rate where an other-than-temporary impairment had been recognized up to March 31, 2020 has remained unchanged. Amounts previously recognized in accumulated other comprehensive income as of the adoption date that relate to improvements in cash flows continue to be accreted to interest income over the remaining life of the security on a level-yield basis. Recoveries of amounts previously written off relating to improvements in cash flows after the date of adoption are recorded to income in the period received. We do not record an allowance on accrued interest receivables on the balance sheet due to our policy to reverse interest income on debt securities in a timely manner in line with our non-accrual and past due policies and also on any debt security classified as non-performing. We do not purchase debt securities with credit deterioration.
Financial impact upon adoption of ASC 326 accounting guidance
Upon the adoption of the ASC 326 accounting guidance, we recorded a net increase of Rs. 83.5 billion in the allowance for credit losses, which was comprised of a net increase of Rs. 81.0 billion in the allowance for loans, a net increase of Rs. 2.3 billion in the allowance for credit losses on our off-balance sheet credit exposures and undrawn commitments and a net increase of Rs. 0.2 billion in the allowance for other credit losses. This increase was recognised net of tax in our retained earnings as of April 1, 2020. There was no allowance for our available-for-sale debt securities upon adoption of the ASC 326 accounting guidance as of April 1, 2020.
Sensitivity
CECL is sensitive to the changes in key assumptions and the qualitative adjustments that require the application of significant management judgment. Future amounts of CECL could be dependent on various factors such as loan growth and economic environment, especially since the possible variability in the current economic conditions remains high. Furthermore, the variability in the general economic conditions impacts each product differently and hence could result in a variation in CECL.

We undertook a sensitivity analysis to assess the magnitude of CECL under extreme situations. As part of the sensitivity analysis, we analyzed variability in provisions on account of a change in the assumptions underlying our forward looking outlook. For this analysis, we increased the impact of our qualitative adjustments. This did not result in a significant change to our CECL. Our sensitivity analysis does not represent our expectation of CECL at the balance sheet date. Management believes that the estimate for the CECL for loans was appropriate as at April 1, 2020 and March 31, 2021.
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
Investments in Securities
Investments consist of securities purchased as part of our treasury operations, such as government securities and other debt securities, and investments purchased as part of our wholesale banking operations, such as credit substitute securities issued by our wholesale banking customers. Credit substitute securities typically consist of commercial paper and short-term debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and we bear the same customer credit risk as we do for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer. As our exposures to such securities are similar to our exposures on our loan portfolio, additional disclosures have been provided on impairment status in Note 7 “
Credit Substitutes
” of the consolidated financial statements and on concentrations of credit risk in Note 10 “
Concentrations of Credit Risk
” of the consolidated financial statements.
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
Up to March 31, 2018 equity securities with readily determinable fair values that were not classified as HFT were classified as available for sale and were carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, were reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Dividend income on such securities was included in “Interest and dividend revenue- available for sale debt securities”. Non-marketable equity securities were carried at cost.
Equity securities are classified under other assets. Marketable securities are measured at fair value, change in fair value recorded in earnings. Non- marketable equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and impairment, if any. Our review for impairment for equity method, cost method and measurement alternative securities typically includes an analysis of the facts and circumstances of each security, the intent or requirement to sell the security, and the expectations of cash flows.
Fair values are based on market quotations where a market quotation is available or otherwise based on present values at current interest rates for such investments.
Transfers between categories are recorded at fair value on the date of the transfer.

Goodwill
Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. Until March 31, 2020 this analysis was a two-step process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is to be performed. The second step involved calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. On April 1, 2020, we adopted ASU 2017-04 which eliminated the requirement to calculate the implied fair value of Goodwill (the second step). Accordingly, if the fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss which is recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.
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

We review and update our fair value hierarchy classifications semi-annually. Changes from one half year to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels. Imprecision in estimating unobservable market inputs can impact the amount of revenue, loss or changes in common shareholder’s equity recorded for a particular financial instrument. Furthermore, while we believe our valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different estimate of fair value at the reporting date. See Note 30 “
Fair Value Measurement
” of the consolidated financial statements, “
Fair Value Measurement
” for further details including the classification hierarchy associated with assets and liabilities measured at fair value.
As of March 31, 2021, our Level 3 instruments recorded at fair value on a recurring basis were available-for-sale mortgage and asset-backed securities aggregating Rs. 161.2 billion. The Level 3 instruments comprised 3.7 percent of our total securities portfolio and 0.9 percent of our total assets, as of March 31, 2021. The valuation of these mortgage and asset-backed securities is dependent on the estimated cash flows that the underlying trust would pay out. The cash flows for mortgage and asset-backed securities are discounted at the yield-to-maturity rates and credit spreads published by Fixed Income Money Market and Derivatives Association on month ends.
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
Our lessee arrangements consist of operating leases. We record right-of-use assets and lease liabilities at lease commencement date. Right-of-use assets are reported in other assets on the Consolidated Balance Sheet, and the related lease liabilities are reported in accrued expenses and other liabilities. We have elected not to record right-of-use assets for short-term-leases that have a lease term of 12 months or less and thus, all leases with a lease term exceeding 12 months are recorded on the consolidated balance sheet.
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
In conjunction with the implementation of IND-AS for our local Indian results, we may adopt IFRS for the purposes of our filings pursuant to Section 13 or 15(d) of, and our reports pursuant to Rule13a-16or15d-16 under the Exchange Act. Should we choose to do so, we would be permitted to file two years, rather than three years, of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS.
Transition to Alternate Reference Rate
In 2017 the U. K. Financial Conduct Authority (“FCA”) announced that it would no longer compel banks to contribute to the London Interbank Offered Rate (“LIBOR”) setting after 2021. On March 5, 2021, the FCA announced the future cessation or loss of representativeness of the 35 LIBOR benchmark settings currently published by ICE Benchmark Administration Limited (“IBA”), which administers LIBOR. Therefore, after 2021 most LIBOR settings may cease to be calculated. It has become clear that various jurisdictions are working on a rate or rates as accepted alternatives to LIBOR. In India, instruments such as external commercial borrowings, other debt contracts and certain derivatives are typically linked to LIBOR. In addition, the Mumbai Interbank Forward Offer Rate (MIFOR), a benchmark used for interest rate swap transactions, is also a rate that is based on LIBOR. The cessation of LIBOR will affect financial instruments, including derivatives, linked to it, many of which have contractual maturities extending beyond the date of expected cessation of the LIBOR. The nature of potential changes, alternative reference rates or other reforms may affect market liquidity, the pricing of LIBOR-based instruments and the availability and cost of associated hedging instruments and borrowings. Payments under contracts referencing new reference rates may differ from those referencing LIBOR. The transition may change our risk profile and require changes to risk and pricing models, valuation tools, new product design and hedging strategies. Although we are unable to quantify the ultimate impact of the transition from LIBOR given the nature of the potential changes, we continue to monitor the developments related to the future of LIBOR in line with any regulatory or quasi-regulatory guidance.
Recently Issued Accounting Pronouncements Not Yet Effective
In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes”. This ASU is part of the FASB’s initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. The ASU removes specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. We expect to adopt the guidance in fiscal 2022. We are currently assessing the impact this guidance will have on our consolidated financial position or results of operations.
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

In March 2020, the FASB issued ASU No. 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. The ASU provides for optional expedients and other guidance related to modification of contracts, hedging relationships, and other transactions affected by reference rate reform. The ASU also provides an election to account for certain contract amendments related to reference rate reform as modifications rather than extinguishments without the requirement to assess the significance of the amendments. The various practical expedients and elections allow hedge accounting to continue uninterrupted during the transition period. The amendments in the update are elective and applicable on issue. The guidance terminates in December 2022 and we have, as of March 31, 2021, not opted for any of the various practical expedients and elections provided in the update. Accordingly, there has been no material impact on our consolidated financial position or results of operations.
Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
Net Interest Revenue after Allowance for Credit Losses
Our net interest revenue after allowances for credit losses increased by 11.3 percent from Rs. 475.9 billion in fiscal 2020 to Rs. 529.5 billion in fiscal 2021. Our net interest margin was 4.4 percent for fiscal 2021. The following table sets out the components of net interest revenue after allowance for credit losses.

	Year ended March 31,
	2020		2021		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Interest on loans	Rs.	981,794.8	Rs.	1,017,047.8	Rs.	35,253.0	3.6
Interest on securities, including dividends and interest on trading assets		205,775.3		230,064.7		24,289.4	11.8
Other interest revenue		24,412.8		28,855.1		4,442.3	18.2
Total interest and dividend revenue		1,211,982.9		1,275,967.6		63,984.7	5.3
Interest on deposits		507,888.8		501,260.2		(6,628.6)	(1.3)
Interest on short-term borrowings		27,216.8		12,531.8		(14,685.0)	(54.0)
Interest on long-term debt		83,200.5		78,361.5		(4,839.0)	(5.8)
Other interest expense		149.4		127.6		(21.8)	(14.6)
Total interest expense		618,455.5		592,281.1		(26,174.4)	(4.2)
Net interest revenue	Rs.	593,527.4	Rs.	683,686.5	Rs.	90,159.1	15.2
Less: Provision for credit losses:
Retail		104,516.8		145,821.9		41,305.1	39.5
Wholesale		13,105.1		8,411.5		(4,693.6)	(35.8)
Total	Rs.	117,621.9	Rs.	154,233.4	Rs.	36,611.5	31.1
Net interest revenue after allowance for credit losses	Rs.	475,905.5	Rs.	529,453.1	Rs.	53,547.6	11.3
Interest and Dividend Revenue
Interest income on loans increased by 3.6 percent from Rs. 981.8 billion in fiscal 2020 to Rs. 1,017.0 billion in fiscal 2021, primarily due to an increase in our average loan book. The average balance of our total loan book increased by 13.3 percent from Rs.9,342.4 billion in fiscal 2020 to Rs. 10,589.5 billion in fiscal 2021. Our average balance of retail loans increased by 7.9 percent from Rs. 6,465.5 billion in fiscal 2020 to Rs. 6,975.0 billion in fiscal 2021. The growth in retail loans was primarily across the retail business banking, housing loans and personal loans/ credit cards segments. Our average balance of wholesale loans increased by 25.6 percent from Rs. 2,876.8 billion in fiscal 2020 to Rs. 3,614.5 billion in fiscal 2021. Retail loan yields decreased from 11.4 percent in fiscal 2020 to 10.9 percent in fiscal 2021. Wholesale loan yields decreased from 8.5 percent in fiscal 2020 to 7.2 percent in fiscal 2021.
Interest on securities, including dividends and interest on trading assets, increased by 11.8 percent from Rs. 205.8 billion in fiscal 2020 to Rs. 230.1 billion in fiscal 2021. This was primarily driven by an increase in the average balance of our investments. The average balance of our investments increased by Rs. 861.7 billion from Rs. 2,971.9 billion in fiscal 2020 to Rs. 3,833.6 billion in fiscal 2021. Yields on our investments decreased from 6.9 percent in fiscal 2020 to 6.0 percent in fiscal 2021.

Other interest revenue increased by 18.2 percent from Rs. 24.4 billion in fiscal 2020 to Rs. 28.9 billion in fiscal 2021, primarily due to increase in the average balance of dues from banks and other interest earning assets during fiscal 2021. The average balance of dues from banks and other interest earning assets increased by 69.3 percent from Rs. 568.2 billion in fiscal 2020 to Rs. 962.1 billion in fiscal 2021. This was partially offset by a decline in yields thereon from 4.3 percent in fiscal 2020 to 3.0 percent in fiscal 2021.
Interest Expense
Our interest expense on deposits decreased by 1.3 percent from Rs. 507.9 billion in fiscal 2020 to Rs. 501.3 billion in fiscal 2021. This was primarily due to a decrease in the average cost of our deposits. The average cost of our deposits, including non-interest bearing deposits, decreased from 5.1 percent in fiscal 2020 to 4.2 percent in fiscal 2021. This was partially offset by an increase in the average balance of our interest-bearing deposits. The average balance of our interest-bearing deposits increased by 22.4 percent from Rs. 8,684.2 billion in fiscal 2020 to Rs. 10,628.8 billion in fiscal 2021.
The average balance of our savings account deposits increased from Rs. 2,552.9 billion in fiscal 2020 to Rs. 3,392.4 billion in fiscal 2021 and the average balance of our time deposits increased from Rs. 6,131.3 billion in fiscal 2020 to Rs. 7,236.4 billion in fiscal 2021. The cost of our time deposits decreased from 6.8 percent in fiscal 2020 to 5.4 percent in fiscal 2021.
Interest expense on our short-term borrowings decreased by 53.7 percent from Rs. 27.4 billion in fiscal 2020 to Rs. 12.7 billion in fiscal 2021 primarily on account of a decrease in the cost of our short-term borrowings, which decreased from 4.6 percent in fiscal 2020 to 2.3 percent in fiscal 2021. In addition, this decrease was also driven by a decrease in the average balance of our short-term borrowings, which decreased by 8.3 percent from Rs. 598.7 billion in fiscal 2020 to Rs. 549.0 billion in fiscal 2021. Interest expense on our long-term debt decreased by 5.8 percent primarily on account of a decrease in the cost of our long term-debt, which decreased from 8.1 percent in fiscal 2020 to 7.1 percent in fiscal 2021. The average balance of our long-term debt increased from Rs. 1,023.4 billion in fiscal 2020 to Rs. 1,110.0 billion in fiscal 2021.
Provision for Credit Losses
We adopted topic 326 of ASC with effect from April 1, 2020. Until March 31, 2020 our loan loss allowance for credit losses consisted of specific and unallocated components. ASC 326 replaced our existing credit loss measurement methodology with the CECL accounting guidance. The CECL accounting guidance requires the measurement of our allowance for credit losses to be based on our estimate of lifetime expected credit losses inherent in our financial assets measured at amortized cost and certain off-balance sheet credit exposures. Upon the adoption of the ASC 326 accounting guidance, we recorded a net increase of Rs. 81.0 billion in the allowance for loans comprised of Rs. 54.1 billion in relation to our retail loans and Rs. 26.9 billion in relation to our wholesale loans. This increase was recognised net of tax in our retained earnings as of April 1, 2020.
Our provisions for credit losses increased by 31.1 percent from Rs. 117.6 billion in fiscal 2020 to Rs. 154.2 billion in fiscal 2021. The provisions for loan losses increased primarily due to the weaker economic outlook related to COVID-19 and the impact of the adoption of the new credit loss accounting standard. For the purposes of incorporating reasonable and supportable forecast into the CECL calculation, we have developed models using macroeconomic variables such as GDP, gross fixed capital formation, private final consumption expenditure , gross value added , index of industrial production and wholesale price index for wholesale and retail loans. The output of our models is appropriately adjusted with additional forward looking factors including business and portfolio specific outlook where required.
Our provisions for credit losses of our retail loans increased from Rs. 104.5 billion in fiscal 2020 to Rs. 145.8 billion in fiscal 2021. The increase in our provisions for credit losses of our retail loans was primarily attributable to the adoption of the new credit loss accounting standard and higher allowances in our auto loans, personal loans/ credit cards, retail business banking and commercial transportation segments, primarily driven by the growth of these segments. Our provisions for our wholesale loans decreased from Rs. 13.1 billion in fiscal 2020 to Rs. 8.4 billion in fiscal 2021 primarily attributable to a decrease in our estimate of losses in our wholesale loan portfolio. This decrease was partially offset by the growth in our wholesale loan portfolio and our adoption of the new credit loss accounting standard.

Non-Interest Revenue
Our non-interest revenue increased by 27.6 percent from Rs. 198.2 billion in fiscal 2020 to Rs. 253.0 billion in fiscal 2021. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2020		2021		Increase/ Decrease		% Increase/ Decrease
	(in million, except percentages)
Fees and commissions	Rs.	160,099.5	Rs.	165,410.4	Rs.	5,310.9	3.3
AFS securities gains, net		16,717.2		53,010.1		36,292.9	217.1
Trading securities gains/(losses), net		1,323.4		1,481.0		157.6	11.9
Foreign exchange transactions		15,265.6		27,762.6		12,497.0	81.9
Derivatives gains/(losses)		3,550.0		(3,253.0)		(6,803.0)	(191.6)
Other		1,263.3		8,564.6		7,301.3	578.0
Total non-interest revenue	Rs.	198,219.0	Rs.	252,975.7	Rs.	54,756.7	27.6
Fees and commissions increased by 3.3 percent from Rs. 160.1 billion in fiscal 2020 to Rs. 165.4 billion in fiscal 2021, primarily on account of an increase in commissions on distribution of mutual funds and insurance products, and brokerage income. This increase was partially offset by a decrease in our payments and cards business fees and fees on retail assets.
The gain on AFS securities was primarily attributable to net realized gains on the sale of Government of India securities. The gain on trading securities was primarily attributable to net realized gains on the sale of our Government of India securities, equity shares and debt securities.
In fiscal 2021, derivative transactions (unadjusted for credit spread) resulted in a loss of Rs. 3.4 billion, primarily on account of a loss of Rs. 3.4 billion from currency swaps and a loss of Rs. 2.2 billion from forward exchange contracts primarily attributable to mark-to-market losses, partially offset by gains of Rs. 2.2 billion (unadjusted for credit spread) from currency options, interest rate derivatives and forward rate agreements. In fiscal 2020, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 3.8 billion, primarily on account of a gain of Rs. 4.1 billion from currency swaps and currency options and Rs. 2.2 billion from forward exchange contracts primarily due to mark-to-market gains, partially offset by a loss of Rs. 2.5 billion (unadjusted for credit spreads) in interest rate derivatives. Income from foreign exchange transactions amounted to Rs. 27.8 billion during fiscal 2021 as compared to Rs. 15.3 billion during fiscal 2020. As a result, income from foreign exchange transactions and derivatives increased from Rs. 18.8 billion in fiscal 2020 to Rs. 24.5 billion in fiscal 2021.
Our other non-interest revenue increased by Rs. 7.3 billion to Rs. 8.6 billion in fiscal 2021 as compared to Rs. 1.3 billion in fiscal 2020, primarily attributable to mark-to-market gains on our equity instruments that are carried at fair value.

Non-Interest Expense
Our non-interest expense was comprised of the following:

	Years ended March 31,
	2020		2021		Increase/ Decrease		percent Increase/ Decrease	2020 % of net revenues	2021 % of net revenues
	(in million, except percentages)
Salaries and staff benefits	Rs.	130,506.9	Rs.	143,755.9	Rs.	13,249.0	10.2	19.4	18.4
Premises and equipment		31,533.9		35,763.2		4,229.3	13.4	4.7	4.6
Depreciation and amortization		12,800.3		13,860.2		1,059.9	8.3	1.9	1.7
Administrative and other		133,439.4		149,223.0		15,783.6	11.8	19.8	19.1
Total non-interest expense	Rs.	308,280.5	Rs.	342,602.3	Rs.	34,321.8	11.1	45.7	43.8
Total non-interest expense increased by 11.1 percent from Rs. 308.3 billion in fiscal 2020 to Rs. 342.6 billion in fiscal 2021. Our net interest revenue after allowances for credit losses increased by 11.3 percent from Rs. 475.9 billion in fiscal 2020 to Rs. 529.5 billion in fiscal 2021. Our net revenue increased by 16.1 percent from Rs. 674.1 billion in fiscal 2020 to Rs. 782.4 billion in fiscal 2021. As a result, our non-interest expense as a percentage of our net revenues was 43.8 percent in fiscal 2021 as compared to 45.7 percent in fiscal 2020.
Salaries and staff benefits increased by 10.2 percent from Rs. 130.5 billion in fiscal 2020 to Rs. 143.8 billion in fiscal 2021 primarily attributable to an increase in the number of our employees and annual wage revisions. The number of our employees increased from 116,971 as of March 31, 2020 to 120,093 as of March 31, 2021.
Premises and equipment costs increased by 13.4 percent from Rs. 31.5 billion in fiscal 2020 to Rs. 35.8 billion in fiscal 2021 primarily on account of an increase in our premises and infrastructure costs. Depreciation and amortization expenses increased from Rs. 12.8 billion in fiscal 2020 to Rs. 13.9 billion in fiscal 2021.
Administrative and other expenses increased by 11.8 percent from Rs. 133.4 billion in fiscal 2020 to Rs. 149.2 billion in fiscal 2021, primarily on account of higher cards related costs and insurance expenses. This was partially offset by a decrease in our expenditure for the purchase of priority sector lending certificates. As of March 31, 2021, we had 5,608 branches and 16,087 ATMs and CDMs across 2,902 locations, compared to 5,254 branches and 14,901 ATMs and CDMs across 2,803 locations as of March 31, 2020. This also led to an overall increase in our non-interest expense.
Income Tax
Our income tax expense, net of interest earned on income tax refunds, increased by 7.9 percent, from Rs. 105.5 billion in fiscal 2020 to Rs. 113.8 billion in fiscal 2021.Our annual effective tax rate was 25.9 percent in fiscal 2021 as compared to 28.8 percent in fiscal 2020. Our effective tax rate was higher in fiscal 2020 primarily on account of the effect of change in our statutory tax rate from 34.94 percent in fiscal 2019 to 25.18 percent in fiscal 2020. Pursuant to this change in the statutory tax rate, we had, in fiscal 2020, recognized a charge in our income tax expense on stating our deferred tax assets as of March 31, 2019 at the newly enacted tax rate.
The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2020 and 2021:

	Year ended March 31,
	2020	2021
Effective statutory income tax rate	25.17%	25.17%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation	0.51	0.61
Income exempt from taxes	(0.20)	(0.01)
Effect of change in statutory tax rate	3.07	—
Other, net	0.29	0.12
Annual effective income tax rate	28.84%	25.89%
Net Income
As a result of the foregoing factors, our net income after taxes increased by 25.2 percent from Rs. 260.3 billion in fiscal 2020 to Rs.326.0 billion in fiscal 2021.

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
Less: Provision for credit losses:
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
Provision for Credit Losses
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
During fiscal 2020, we implemented the loan-restructuring package announced by RBI on account of COVID-19 situation which grants temporary extensions in repayment obligations to the borrowers without any interest or financial concessions. There was no concession granted to the borrowers with respect to contractual rate of interest or the principal, and the deferment is for a short term. We expect to collect our dues as per the revised schedule. Hence, these did not meet the conditions to be classified as troubled debt restructuring.
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
The gain on AFS securities was primarily attributable to net realized gains on the sale of Government of India securities. The gain on trading securities was primarily attributable to net realized gains on sale of Government of India securities and corporate bonds.

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
Our other non-interest revenue totaled Rs. 1.3 billion in fiscal 2020 compared to Rs. 9.1 billion in fiscal 2019. In fiscal 2019, we adopted ASU2016-01 “Financial Instruments—Overall (Subtopic825-10)” as a result of which our equity investments were measured at fair value with changes in the fair value being recognized through net income. Our other non-interest revenue in fiscal 2019 was primarily attributed by the gain on sale of some of our equity investments and mark-to-market gains on our equity instruments that are carried at fair value.
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
Administrative and other expenses increased by 22.5 percent from Rs. 109.0 billion in fiscal 2019 to Rs. 133.4 billion in fiscal 2020, primarily on account of higher cards related costs backed by an increase in cards spends, expenditure for the purchase of priority sector lending certificates and insurance expenses. As of March 31, 2020, we had 5,254 branches and 14,901 ATMs and CDMs across 2,803 locations, which increased from 4,971 branches and 13,489 ATMs and CDMs across 2,748 locations as of March 31, 2019. This also led to an overall increase in our non-interest expense.
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

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscals 2019 and 2020:

	Year ended March 31,
	2019	2020
Effective statutory income tax rate	34.94%	25.17%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation	0.55	0.51
Income exempt from taxes	(0.42)	(0.20)
Interest on income tax refunds	(0.10)	—
Effect of change in statutory tax rate	—	3.07
Other, net	0.15	0.29
Annual effective income tax rate	35.12%	28.84%
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

	Year ended March 31,
	2019		2020		2021
	(in million)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	220,565.5	Rs.	260,364.0	Rs.	326,006.4
Non-cash adjustments to net income		88,974.5		141,478.0		123,423.8
Net change in other assets and liabilities		(126,267.8)		(230,662.3)		472,346.0
Net cash provided by operating activities	Rs.	183,272.2	Rs.	171,179.7	Rs.	921,776.2
Cash Flows from Investing Activities:
Net change in term placements		24,447.4		6,055.7		4,168.0
Net change in investments		(390,904.0)		(740,545.6)		(823,663.2)
Net change in repurchase and resell agreements		609,805.1		160,195.5		(171,982.8)
Loans purchased net of repayments		(150,642.9)		(129,916.5)		(65,522.2)
Increase in loans originated, net of principal collections		(1,610,724.3)		(1,428,007.7)		(1,446,355.1)
Net additions to property and equipment		(16,142.7)		(18,111.9)		(17,653.7)
Activity in equity securities, net		(2,821.4)		(157.9)		(140.7)
Net cash used in investing activities	Rs	. (1,536,982.8)	Rs.	(2,150,488.4)	Rs.	(2,521,149.7)
Cash Flows from Financing Activities:
Net increase in deposits		1,331,850.9		2,213,972.5		1,882,763.1
Net increase (decrease) in short-term borrowings		(127,707.1)		(277,587.3)		(138,024.7)
Proceeds from issuance of shares by subsidiaries to non-controlling interest		459.8		466.8		492.4
Net increase/ (decrease) in long-term debt		96,009.1		(43,104.9)		155,704.2
Proceeds from issuance of equity shares for options exercised		22,008.2		18,486.8		17,601.0
Net proceeds from issuance of equity shares		235,896.2		—		—
Payment of dividends and dividend tax		(41,015.2)		(66,447.3)		(166.6)
Net cash provided by financing activities	Rs.	1,517,501.9	Rs.	1,845,786.6	Rs.	1,918,369.4
Effect of exchange rate changes on cash and due from banks, and restricted cash		(3,069.7)		10,610.5		(262.2)
Net change in cash and due from banks, and restricted cash		160,721.6		(122,911.6)		318,733.7
Cash and due from banks, and restricted cash, beginning of year		574,151.0		734,872.6		611,961.0
Cash and due from banks, and restricted cash, end of year	Rs.	734,872.6	Rs.	611,961.0	Rs.	930,694.7

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
Cash Flows from Operating Activities
Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities increased from Rs. 171.2 billion in fiscal 2020 to Rs. 921.8 billion in fiscal 2021, mainly due to higher cash flows in fiscal 2021 as compared to in fiscal 2020. This was largely a result of an increase in our net income and a decrease in our investments held for trading in fiscal 2021 as compared to an increase in our investments held for trading in fiscal 2020.
Cash Flows from Investing Activities
We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. Net cash flows used for loans origination and purchase, net of principal collections and repayments, decreased from Rs. 1,557.9 billion in fiscal 2020 to Rs. 1,511.9 billion in fiscal 2021, largely on account of a lesser increase in retail and wholesale loan portfolios in fiscal 2021 as compared to fiscal 2020. Net cash flows used for investing in our debt securities increased from Rs. 740.5 billion in fiscal 2020 to Rs. 823.7 billion in fiscal 2021, primarily on account of an increase in our available-for-sale government securities and credit substitutes. Net cash flows used in repurchase and reverse repurchase agreements aggregated Rs. 172.0 billion in fiscal 2021 as compared to net cash flows from repurchase and reverse repurchase agreements aggregating Rs. 160.2 billion in fiscal 2020.
Cash Flows from Financing Activities
Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 16.4 percent from Rs. 11,462.1 billion in fiscal 2020 to Rs. 13,337.2 billion in fiscal 2021. Time deposits increased by 8.5 percent from Rs. 6,626.7 billion in fiscal 2020 to Rs. 7,191.5 billion in fiscal 2021. Savings account deposits increased by 30.0 percent from Rs. 3,103.8 billion as of March 31, 2020 to Rs. 4,034.9 billion as of March 31, 2021. Our non-interest-bearing current account deposits increased by 21.9 percent from Rs. 1,731.6 billion as of March 31, 2020 to Rs. 2,110.8 billion as of March 31, 2021. Savings account deposits at Rs. 4,034.9 billion and current account deposits at Rs. 2,110.8 billion accounted for 46.1 percent of our total deposits as of March 31, 2021. Our short-term borrowings decreased by Rs. 138.2 billion from Rs. 377.4 billion in fiscal 2020 to Rs. 239.3 billion in fiscal 2021. Our long-term debt increased by 14.4 percent from Rs. 1,026.5 billion in fiscal 2020 to Rs. 1,174.8 billion in fiscal 2021.
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

Financial Condition
Assets
The following table sets forth the principal components of our assets as of March 31, 2020 and March 31, 2021

	As of March 31,
	2020		2021 (1)		Increase/ (decrease)		% Increase/ (decrease)
	(in million except percentages)
Cash and due from banks, and restricted cash	Rs.	611,961.0	Rs.	930,694.7	Rs.	318,733.7	52.1
Investments held for trading		304,962.9		99,620.2		(205,342.7)	(67.3)
Investments available for sale debt securities		3,406,289.2		4,275,449.9		869,160.7	25.5
Securities purchased under agreements to resell		250,000.0		270,060.0		20,060.0	8.0
Loans, net		10,425,022.4		11,700,189.2		1,275,166.8	12.2
Accrued interest receivable		103,035.9		118,762.9		15,727.0	15.3
Property and equipment		48,327.7		53,094.4		4,766.7	9.9
Goodwill		74,937.9		74,937.9		—	—
Other assets		737,352.1		456,972.8		(280,379.3)	(38.0)
Total assets	Rs.	15,961,889.1	Rs.	17,979,782.0	Rs.	2,017,892.9	12.6

(1)
With effect from April 1, 2020 we adopted FASB ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326)” using the modified retrospective method for reporting periods beginning after April 1, 2020. Prior period amounts continue to be reported in accordance with previously applicable GAAP.

Our total assets increased by 12.6 percent from Rs. 15,961.9 billion as of March 31, 2020 to Rs. 17,979.8 billion as of March 31, 2021.
Our cash and due from banks, and restricted cash increased by 52.1 percent from Rs. 612.0 billion as of March 31, 2020 to Rs. 930.7 billion as of March 31, 2021, primarily on account of net cash provided by our operating and financing activities, partially offset by net cash used in our investing activities. Cash and due from banks, and restricted cash is comprised of cash and balances due from banks. We are also required to maintain cash balances with the RBI to meet our cash reserve ratio requirement. Banks in India, including us, are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. We have classified the cash reserve maintained with the RBI as restricted cash.
Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from the date of purchase. Investments held for trading decreased by 67.3 percent from Rs. 305.0 billion as of March 31, 2020 to Rs. 99.6 billion as of March 31, 2021 primarily on account of a decrease in our investments in government securities and units of mutual fund.
Investments available for sale debt securities increased by 25.5 percent primarily on account of an increase in our government securities and credit substitutes.
Net loans increased by 12.2 percent on account of an increase in both retail and wholesale loan portfolios. Our gross retail loan portfolio increased by 11.2 percent from Rs. 7,040.8 billion as of March 31, 2020 to Rs. 7,828.8 billion as of March 31, 2021. The growth in retail loans was primarily across the retail business banking, housing loans and personal loans/ credit cards segments. Our gross wholesale loan book increased by 17.6 percent from Rs. 3,583.1 billion as of March 31, 2020 to Rs. 4,214.9 billion as of March 31, 2021. Upon adoption of ASC 326, we recorded a net increase of Rs. 54.1 billion in the allowance for our retail loans and Rs. 26.9 billion in the allowance for our wholesale loans. Our allowances for credit losses increased from Rs. 159.2 billion for our retail loans and Rs. 39.6 billion for our wholesale loans as of March 31, 2020 to Rs. 271.9 billion for our retail loans and Rs. 71.6 billion for our wholesale loans as of March 31, 2021.

Accrued interest receivable increased by 15.3 percent from Rs. 103.0 billion as at March 31, 2020 to Rs. 118.8 billion as of March 31, 2021, primarily on account of an increase in our loans and investment securities.
Our property and equipment increased by Rs. 4.8 billion. We added 283 branches and 1,412 ATMs and CDMs in fiscal 2020 and 354 branches and 1,186 ATMs and CDMs in fiscal 2021.
We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion during fiscal 2009. The goodwill arising from the business combination is tested on an annual basis for impairment. The said goodwill has not been impaired as of March 31, 2021 and has been carried forward at the same value as the value at the acquisition date.
Other assets decreased by 38.0 percent from Rs. 737.4 billion as of March 31, 2020 to Rs. 457.0 billion as of March 31, 2021, primarily due to a decrease in receivables on account of sale of securities pending settlement from Rs. 222.0 billion as of March 31, 2020 to Rs. 4.9 billion as of March 31, 2021 and a decrease in derivatives from Rs. 190.5 billion as of March 31, 2020 to Rs. 84.4 billion as of March 31, 2021. The decrease in derivatives was largely attributable to a decrease in the mark-to-market gains from forward exchange contracts and interest rate derivatives. Other assets include a right-of-use asset of Rs. 64.5 billion as of March 31, 2021 and of Rs. 60.8 billion as of March 31, 2020 related to our future lease payments as a lessee under operating leases as of March 31, 2021.
Liabilities and Shareholders’ Equity
The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2020 and March 31, 2021:

	As of March 31,
	2020		2021 (1)		Increase/ (decrease)		% Increase/ (decrease)
	(in million, except percentages)
Liabilities
Interest bearing deposits	Rs.	9,730,481.3	Rs.	11,226,467.8	Rs.	1,495,986.5	15.4
Non-interest bearing deposits		1,731,590.0		2,110,762.4		379,172.4	21.9
Total deposits		11,462,071.3		13,337,230.2		1,875,158.9	16.4
Securities sold under repurchase agreements		507,982.0		356,059.2		(151,922.8)	(29.9)
Short-term borrowings		377,417.6		239,264.1		(138,153.5)	(36.6)
Accrued interest payable		80,078.9		77,969.1		(2,109.8)	(2.6)
Long-term debt		1,026,518.3		1,174,758.2		148,239.9	14.4
Accrued expenses and other liabilities		611,327.2		631,096.4		19,769.2	3.2
Total liabilities		14,065,395.3		15,816,377.2		1,750,981.9	12.4
Non-controlling interest in subsidiaries		3,411.4		3,776.4		365.0	10.7
HDFC Bank Limited shareholders’ equity		1,893,082.4		2,159,628.4		266,546.0	14.1
Total liabilities and shareholders’ equity	Rs.	15,961,889.1	Rs.	17,979,782.0	Rs.	2,017,892.9	12.6

(1)
With effect from April 1, 2020 we adopted FASB ASU 2016-13 “Financial Instruments—Credit Losses (Topic 326)” using the modified retrospective method for reporting periods beginning after April 1, 2020. Prior period amounts continue to be reported in accordance with previously applicable GAAP.

Our total liabilities increased by 12.4 percent from Rs. 14,065.4 billion as of March 31, 2020 to Rs. 15,816.4 billion as of March 31, 2021. This increase was primarily attributable to the growth in our deposits. The increase in our interest-bearing deposits was on account of an increase in time deposits and savings deposits. Time deposits increased by 8.5 percent from Rs. 6,626.7 billion as of March 31, 2020 to Rs. 7,191.5 billion as of March 31, 2021. Savings account deposits increased by 30.0 percent from Rs. 3,103.8 billion as of March 31, 2020 to Rs. 4,034.9 billion as of March 31, 2021. Our non-interest bearing current account deposits increased by 21.9 percent from Rs. 1,731.6 billion as of March 31, 2020 to Rs. 2,110.8 billion as of March 31, 2021.
Most of our funding requirements are met through short-term and medium-term funding sources. Of our total non-equity sources of funding, primarily comprised of deposits and borrowings, deposits accounted for 84.3 percent, short-term borrowings accounted for 1.5 percent and long-term debt accounted for 7.4 percent as of March 31, 2021. Our short-term borrowings, comprised primarily of money market borrowings, decreased by Rs. 138.2 billion from Rs. 377.4 billion as of March 31, 2020 to Rs. 239.3 billion as of March 31, 2021. Our long-term debt increased by 14.4 percent from Rs. 1,026.5 billion in fiscal 2020 to Rs. 1,174.8 billion in fiscal 2021.
Accrued interest payable decreased by Rs. 2.1 billion from Rs. 80.1 billion as of March 31, 2020 to Rs. 78.0 billion as of March 31, 2021. This decrease was primarily on account of decrease in interest accrued on our time deposits and our borrowings.

Accrued expenses and other liabilities increased by 3.2 percent from Rs. 611.3 billion as of March 31, 2020 to Rs. 631.1 billion as of March 31, 2021, primarily on account of an increase in bills and other payables, partially offset by a decrease in derivatives from Rs. 184.8 billion as of March 31, 2020 to Rs. 81.9 billion as of March 31, 2021. Accrued expenses and other liabilities include lease liability of Rs. 70.4 billion as of March 31, 2021 and Rs. 65.6 billion as of March 31, 2020 related to our future lease payments as a lessee under operating leases. Upon adoption of ASC 326, we recorded a net increase of Rs. 2.3 billion in the allowance for credit losses on our off-balance sheet credit exposures and undrawn commitments. Accrued expenses and other liabilities include our allowance for credit losses on our off-balance sheet credit exposures and undrawn commitments, aggregating Rs. 5.6 billion as of March 31, 2021.
Shareholders’ equity increased on the exercise of 29,490,022 stock options by employees and on an increase in our retained earnings, partially offset by a decrease in the balance of our accumulated other comprehensive income. One ADS continues to represent three equity shares.
Capital
We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. The RBI issued detailed guidelines for implementation of Basel III capital regulations in May 2012. The minimum capital requirements under Basel III are being phased-in as per the guidelines prescribed by the RBI. Accordingly, we are required to maintain a minimum Common Equity Tier I ratio of 7.575 percent, a minimum total Tier I capital ratio of 9.075 percent and a minimum total capital ratio of 11.075 percent (each including capital conservation buffer and additional capital applicable to us as a D-SIB) as of March 31, 2021.
Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under Basel III as of March 31, 2020 and March 31, 2021 are as follows:

	As of March 31,
	2020		2021		2021
	(in million, except percentages)
Tier I capital	Rs.	1,714,144.4	Rs.	1,985,873.6	US$	27,151.7
Tier II capital		128,434.1		139,589.4		1,908.5
Total capital	Rs.	1,842,578.5	Rs.	2,125,463.0	US$	29,060.2
Total risk weighted assets	Rs.	9,947,157.4	Rs.	11,311,438.8	US$	154,654.6
Capital ratios of the Bank:
Common Equity Tier I		16.43%		16.85%		16.85%
Tier I		17.23%		17.56%		17.56%
Total capital		18.52%		18.79%		18.79%
Minimum capital ratios required by the RBI:*
Tier I		9.075%		9.075%		9.075%
Total capital		11.075%		11.075%		11.075%

*	The Tier I and Total capital ratio includes capital conservation buffer and additional capital applicable to us as a D-SIB.
Capital Expenditure
Our capital expenditures consist principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. Our capital expenditure was Rs. 17.7 billion in fiscal 2021. We have current plans for capital expenditures of approximately Rs. 22.8 billion in fiscal 2022. Our budgeted capital expenditure is primarily to expand our branch and ATM network, to upgrade and expand our hardware, data center, network and other systems, to add new equipment in and expand our existing premises and to relocate our branches and back-offices. We may use these budgeted amounts for other purposes depending on, among other factors the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts.
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
We earn profit on customer transactions by way of a margin as a mark-up over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. Our Board of Directors imposes limits on our ability to hold overnight positions in foreign exchange and derivatives and the same are intimated to RBI. The following table presents the aggregate notional principal amounts of the our outstanding forward exchange and derivative contracts as of March 31, 2021, together with the fair values on each reporting date:

	As of March 31, 2021
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In million)
Interest rate derivatives	Rs.	3,155,410.2	Rs.	32,217.2	Rs.	33,894.0	Rs.	(1,676.8)	US$	43,142.1	US$	(22.9)
Forward rate agreements		20,887.8		270.0		64.1		205.9		285.6		2.8
Currency options		202,402.7		1,078.7		1,510.7		(432.0)		2,767.3		(5.9)
Currency swaps		237,081.5		8,126.4		4,940.8		3,185.6		3,241.5		43.6
Forward exchange contracts		4,964,726.6		42,714.4		41,470.4		1,244.0		67,879.8		16.9
Total	Rs.	8,580,508.8	Rs.	84,406.7	Rs.	81,880.0	Rs.	2,526.7	US$	117,316.3	US$	34.5
We have not designated the above derivative contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with subsequent changes in fair value recorded in earnings.
Guarantees and Documentary Credits
As a part of our commercial banking activities, we issue documentary credits and guarantees. Documentary credits, such as letters of credit, enhance the credit standing of our customers. Guarantees generally represent irrevocable assurances that we will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform anon-financial contractual obligation. The nominal values of guarantees and documentary credits for the dates set forth below were as follows:

	As of March 31,
	2020		2021		2021
	(In million)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	263,758.0	Rs.	334,040.8	US$	4,567.1
Performance guarantees		330,164.6		421,162.2		5,758.3
Documentary credits		440,232.7		376,536.2		5,148.2
Total	Rs.	1,034,155.3	Rs.	1,131,739.2	US$	15,473.6
Guarantees and documentary credits outstanding increased by 9.4 percent from Rs. 1,034.2 billion as of March 31, 2020 to Rs. 1,131.7 billion as of March 31, 2021, principally due to growth in our trade finance business.

Undrawn commitments
Our undrawn commitments in respect of loans and financing provided to customers aggregated to Rs. 539.8 billion and Rs. 628.3 billion (US$ 8.6 billion) as of March 31, 2020 and March 31, 2021, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time we have the unilateral right to decline to make the loan. If we were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, we have unconditional cancellable commitments aggregating to Rs. 3,806.2 billion and Rs. 4,826.7 billion (US$ 66.0 billion) as of March 31, 2020 and March 31, 2021, respectively. See also Note 23
“Financial Instruments”
to our consolidated financial statements included elsewhere in this report.
Contractual Obligations and Commercial Commitments
The table below summarizes our principal contractual obligations as of March 31, 2021:
Contractual Obligations

	Payments due by period, as of March 31, 2021
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
	(in million)
Subordinated debt (a)	Rs.	126,240.0	Rs.	—	Rs.	8,300.0	Rs.	5,000.0	Rs.	112,940.0
Other long-term debt		963,542.1		98,617.5		538,290.2		158,546.8		168,087.6
Operating leases (b)		101,953.0		11,783.1		21,077.4		18,755.0		50,337.5
Short-term borrowings		239,264.1		239,264.1		—		—		—
Securities sold under repurchase agreements		356,059.2		356,059.2		—		—		—
Unconditional purchase obligations (c)		12,895.7		12,895.7		—		—		—
Total	Rs.	1,799,954.1	Rs.	718,619.6	Rs.	567,667.6	Rs.	182,301.8	Rs.	331,365.1

(a)	Scheduled maturities of subordinated debt do not include perpetual bonds of Rs. 84,976.1 million (net of debt issuance cost).
(b)	Operating leases are principally for the lease of office, branch and ATM premises, residential premises for executives and office equipment.
(c)	Unconditional purchase obligations represent committed capital contracts as of March 31, 2021. See Note26—“Commitments and Contingencies” of our consolidated financial statements.
Commercial Commitments
Our commercial commitments consist principally of letters of credit, guarantees, forward exchange and derivative contracts.
We have recognized a liability of Rs. 5.5 billion as of March 31, 2021, in accordance with FASB ASC 460-10 in respect of guarantees issued or modified. Based on historical trends, in accordance with FASB ASC 450, we have recognized a liability of Rs. 3.1 billion as of March 31, 2021.
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
The residual maturities of the above commitments as of March 31, 2021 are set forth in the following table:

	Amount of commitment expiration per period, as of March 31, 2021
	Total amounts Committed*		Up to 1 year		1-3years		3-5years		Over 5 years
	(in million)
Documentary credits	Rs.	376,536.2	Rs.	363,317.1	Rs.	11,756.3	Rs.	724.2	Rs.	738.6
Guarantees		755,203.0		540,504.0		149,992.8		52,748.0		11,958.2
Forward exchange and derivative contracts		8,580,508.8		5,869,654.5		1,664,746.3		913,310.7		132,797.3
Total	Rs.	9,712,248.0	Rs.	6,773,475.6	Rs.	1,826,495.4	Rs.	966,782.9	Rs.	145,494.1

*	Denotes nominal values of documentary credits and guarantees and notional principal amounts of forward exchange and derivative contracts.

Extent of dependence on single customer exposures
Our exposures to our 10 largest borrowers as of March 31, 2021, based on the higher of the outstanding balances of or limits on, funded and non-funded exposures were as follows. None of these exposures were impaired as of March 31, 2021:

	March 31, 2021
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
		(in million)
Borrower 1	Power	Rs.	302,918.5	Rs.	500.0	Rs.	303,418.5	US$	4,148.5
Borrower 2	Coal and Petroleum Products		192,080.2		61,446.2		253,526.4		3,466.3
Borrower 3	Financial Institutions		195,480.0		—		195,480.0		2,672.7
Borrower 4	Financial Intermediaries		154,997.8		548.1		155,545.9		2,126.7
Borrower 5	Financial Intermediaries		150,000.0		489.2		150,489.2		2,057.5
Borrower 6	Housing Finance Companies		148,107.3		—		148,107.3		2,025.0
Borrower 7	Infrastructure Development		3,830.9		100,477.6		104,308.5		1,426.1
Borrower 8	Power		98,919.7		2,000.0		100,919.7		1,379.8
Borrower 9	Coal & Petroleum Products		75,437.8		22,268.4		97,706.2		1,335.9
Borrower 10	Financial Institution		90,108.0		—		90,108.0		1,232.0
Of the total exposure to these ten borrowers, approximately 49.1 percent was secured by collateral.
In June 2019, the RBI issued the revised Large Exposures Framework, which aims to align the exposure norms for Indian banks with BCBS standards. The guidelines came into effect from April 1, 2019, except for certain provisions which became effective from April 1, 2020. See “—
Large Exposures Framework
—Supervision and Regulation.” As per this Large Exposure Framework, a bank’s exposures to a single NBFC is restricted to 15.0 percent of their available eligible capital base, while exposure values of a bank to a single counterparty must not be higher than 20.0 percent of its available eligible capital base, which can be extended to 25.0 percent by a bank’s board of directors under exceptional circumstances. The RBI in its circular dated September 12, 2019 stated that a bank’s exposure to a single NBFC (excluding gold loan companies) will be restricted to 20.0 percent of that bank’s eligible capital base. Bank finance to NBFCs predominantly engaged in lending against gold will continue to be governed by limits prescribed in RBI circular dated May 18, 2012. A bank’s exposure to a single NBFC, having gold loans equivalent to or exceeding 50.0 percent of its total financial assets is restricted to 7.5 percent of the banks’ capital funds, which can be extended to 12.5 percent if the additional exposure is on account of funds on-lent by the NBFC to the infrastructure sector. Tier I capital that fulfills the criteria set out in the RBI’s Basel III guidelines must be considered as eligible capital base for this purpose. As of March 31, 2021, of our exposure to our 10 largest borrowers, exposure to eight borrowers was equal to or more than 5.0 percent of our eligible capital base under this framework and was mainly comprised of large credit facilities to these borrowers. There were no exposures that exceeded the regulatory ceiling established by RBI.
Cross border exposures
The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business, we have both direct and indirect exposure to risks related to counterparties and entities in foreign countries. We monitor such cross-border exposures on an ongoing basis. As of March 31, 2021, our aggregate country risk exposure was 2.8 percent of our total assets and our net funded exposure to any other country did not exceed 1 percent of our total assets as per the said guidelines.
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

We have implemented various measures to mitigate risks that emanate from offering online banking to our customers. These are briefly enumerated below:

•
Phishing: We identify phishing sites and trojans targeting our customers and once identified, those sites are shut down by us. Forensic information such as customers details, which may have been compromised are retrieved from such sites and dealt with accordingly. We have implemented a “Secure Access” system which provides an additional layer of security in addition to the customer identification (ID) and password requirement for internet banking transactions. This system evaluates every critical financial transaction based on our risk model and helps us determine whether the incumbent transaction is genuine or suspicious. Should the transaction be deemed suspicious, the system will either decline the transaction or ask for additional authentication. Our practice is to send awareness mails to our customers, to educate them about phishing and the measures they should take to protect themselves from falling victim to it. Our cybersecurity awareness has been fortified in view of the reports that fraudulent vishing calls have been on the rise due to the pandemic and lack of staff in our offices. We launched the “Mooh Band Rakho” (keep your mouth shut) campaign to improve customers’ awareness of the increase in fraudulent calls. The campaign runs on a regular basis. In addition, customer ecommerce transactions and card transactions are continuously monitored.

•
Hacking and Data Theft: We have implemented a network firewall, web application firewalls and an intrusion prevention system at the perimeter of our network, in order to block any attempts made to hack or breach our network. Our cybersecurity operations center (CSOC), which operates 24 hours a day, seven days a week, analyzes logs of its perimeter defenses to identify any attempts made to breach our network. We have developed an Incident Management Procedure, a Cybersecurity Policy and a Cyber Crisis Management Plan for the incident management process to ensure that in the event of any incident, relevant stakeholders are aware of their role in resolving the incident. We also test our internet-facing infrastructure and applications for vulnerability including periodic red team assessments. Any vulnerability identified is remediated in a timely manner to ensure the online banking services stay protected against the evolving threat. In addition, we have deployed a host intrusion prevention solution on the internet banking setup to protect against unpatched vulnerabilities. We have defined baseline security standards for the technologies in use. These standards were created taking into consideration industry-best practices and are reviewed on a regular basis to counter new threat vectors and avoid obsolescence. We perform daily malware scanning of the default landing pages of internet websites so that our customers are not compromised by malware that has been injected on non-logged web pages. We have also subscribed to anti-DDOS services (Distributed Denial Of Services) to strengthen our protection against DDOS attacks.

Threat intelligence feeds and indicators of compromise received from government agencies, service providers and dark web monitoring vendors are logged in the security technologies deployed in our security operations centre.
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

•
Laptop Encryption: Data encryption ensures that business-critical and sensitive data is not misplaced, thereby preventing any reputational damage and curtailing monetary losses. We recognize that the cost which arises out of loss of data in a laptop is far higher than the cost of replacing the actual device. We have therefore implemented a laptop encryption tool on our laptops.

•
Domain-based Message Authentication, Reporting and Conformance (“DMARC”): We have implemented a DMARC system which gives us the ability to protect the domain from unauthorized use, commonly known as “email spoofing”. The purpose and primary outcome of implementing DMARC is to protect a domain from being used in business email compromise attacks, phishing emails, email scams and other cyber threat activities.

•
Anti-Advanced Persistence Threat: An Anti-Advanced Persistence Threat (“APT”) is a prolonged and targeted cyber-attack in which an intruder gains access to a network and remains undetected for an extended period of time. We have implemented an anti-APT system to prevent these attacks. All network elements such as email and web are protected by the anti-APT system, which is also installed on endpoint computers.

•
Awareness programs: Our comprehensive e-learning module, Information Security Ambassador, is a mandatory assessment based course on information and cyber security, accessible to all employees. We also send emails to raise employee awareness on cybersecurity, which include cyber-tips, guidance on information, cyber security and other related issues as well as operating guidelines. As a part of on-floor awareness, we also have posters and desktop calendars on phishing, vishing and smishing. All new joiners receive information regarding various aspects of information security issues in an everyday work environment and complete our induction module, the Information Security Pledge, through classroom training. To gauge the awareness level of our employees, we send phishing surveys to employees for completion. We also test our employees using our own phishing attacks and measure their response, after which they are provided with specific education and awareness to ensure they are better prepared to face such attacks in future.

Business continuity during the COVID-19 pandemic-forced lockdown
To ensure business continuity following the outbreak of COVID-19 and the government mandated lockdown, we implemented our crisis management plan. We advised our employees to either work from their homes or locations near their homes. In implementing our response to the COVID-19 pandemic, the crisis management team prioritized certain critical functions such as IT and treasury to minimize potential business disruptions. We adopted a multipronged strategy to prioritize the safety of our employees while ensuring technology and security enabled service delivery to our customers. Following the gradual easing of the nationwide lockdown, we largely reverted to our pre-pandemic operating strategy, but continued implementing various continuity strategies, due to the evolving pandemic.
We implemented the following technology interventions to ensure business continued unhampered following the outbreak of COVID-19.
a. a new strategy of “Work from Home” was incorporated;
b. an information security awareness campaign series for all employees was rolled out;
c. we ensured continuity of information technology services by increasing hardware capacity and enabling secure access from home;
d. we applied a continuous high alert watch, to ensure IT security;
e. we arranged for an external recertification audit by BSI for ISMS and BCMS (ISO27001 and ISO 22301);
f. cybersecurity threats were thwarted by our own implementation of two-factor authentication, strengthening anti-virus feature in the devices at home and prohibiting any download on local storage drives; and
g. our endpoint security posture during COVID-19 improved incrementally by our undertaking of several technology security initiatives.
In addition, to protect the health and safety of our employees, we:

•	provided face masks to security guards, pantry staff and other support staff and made hand sanitizers available across locations;

•
introduced Apollo Healthy Life for all employees, whereby a free of charge service of ‘on call’ Apollo doctors was available to our employees. We also ensured they had access to COVID-19 care packages;

•	allowed employees to claim medical expenses incurred for COVID-19 treatment;

•	facilitated the inoculation of employees and their immediate family members against COVID-19; and

•	published “Back to Work” guidelines for ensuring employee safety, once the number of daily cases declined.

In order to maintain operational stability, we:

•	introduced multiple shifts to ensure adherence to government guidelines and social distancing requirements;

•	ensured efficient execution of moratorium extensions to customers;

•
used the disaster recovery site at Kanjurmarg as a contingency site to ensure the continuity of our treasury department;- set up a crisis group on our mobile platform for faster communication, action and response; and

•	enhanced the BCP strategy based on our forward looking initiatives.

MANAGEMENT
Directors and Senior Management
Our Memorandum and Articles of Association (“Articles”) provide that, until otherwise determined by the general meeting of shareholders, the number of our directors shall not be less than three or more than 15, excluding directors appointed pursuant to the terms of issued debt. As of March 31, 2021, our Board of Directors consisted of 10 members. With the appointment of Mr. Atanu Chakraborty as part-time Non-Executive Chairman and Independent Director of the Board with effect from May 5, 2021, the size of our Board increased to 11 members.
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
As per our Articles, so long as HDFC Limited, its subsidiary or any other company promoted by HDFC Limited, either singly or in the aggregate, holds not less than 20 percent of the paid-up equity share capital in the Bank, the Board of Directors of the Bank shall with the approval of the shareholders, appoint the non-retiring directors from persons nominated by HDFC Limited. HDFC Limited shall be entitled to nominate the part-time Chairman and the Managing Director or the full-time Chairman as the case may be, subject to the approval of the Board of Directors of the Bank and the shareholders. Currently, Mrs. Renu Karnad is the Non-Executive Director (nominee of HDFC Limited) of the Bank. The Banking Regulation Act, 1949 (“the Banking Regulation Act”) and subsequent RBI notification dated November 24, 2016 requires that not less than 51 percent of the board members shall consist of persons who have specialized knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, co-operation, economics, law, small-scale industry, information technology, payment and settlement systems, human resources, risk management, business management and any other matter which in the opinion of the RBI will be useful to the banking company. Of these, not less than two directors shall have specialized knowledge or practical experience in respect of agriculture and the rural economy, co-operation or small-scale industry. Mr. Malay Patel and Dr. (Ms.) Sunita Maheshwari are the Independent Directors on the Board who have specialized knowledge and practical experience in small scale industry and Mr. Umesh Chandra Sarangi is the Independent Director on the Board having specialized knowledge and practical experience in agriculture and rural economy. Mr. Srikanth Nadhamuni is the Non-Executive and Non-Independent Director on the Board of the Bank having expertise in Information Technology.
Interested directors may not vote at board proceedings, except in relation to contracts or arrangements with a company in which that director (or two or more directors together) holds not more than 2 percent of the paid-up share capital. None of our directors or members of our senior management holds 1 percent or more of our equity shares.
Our Board of Directors*, as of March 31, 2021, comprised of:

Name	Position	Age
Mrs. Renu Karnad	Non-Executive Director	69
Mr. Malay Patel	Non-Executive Director	44
Mr. Umesh Chandra Sarangi	Non-Executive Director	69
Mr. Srikanth Nadhamuni	Non-Executive Director	57
Mr. Sanjiv Sachar	Non-Executive Director	63
Mr. Sandeep Parekh	Non-Executive Director	50
Mr. M.D. Ranganath	Non-Executive Director	59
Dr. (Ms.) Sunita Maheshwari**	Non-Executive Director	55
Mr. Sashidhar Jagdishan	Managing Director and Chief Executive Officer	56
Mr. Kaizad Bharucha	Executive Director	56

*
Mr. Atanu Chakraborty, aged 61, was appointed as the part-time Non-Executive Chairman and Independent Director of the Bank with effect from May 5, 2021, pursuant to the approval granted by the Reserve Bank of India, and the appointment was approved by the shareholders of the Bank at its 27th Annual General Meeting held on July 17, 2021.

**
Dr. (Ms.) Sunita Maheshwari was appointed as an Independent Director of the Bank with effect from March 30, 2021, and the appointment was approved by the shareholders of the Bank at its 27th Annual General Meeting held on July 17, 2021.

The following are brief biographies of our directors, including the part-time Non-Executive Chairman and Independent Director of the Bank:
Mr. Atanu Chakraborty,
61 years of age, was appointed as the part-time Non-Executive Chairman and Independent Director of the Bank with effect from May 5, 2021, pursuant to the approval granted by the Reserve Bank of India, and the appointment was approved by the shareholders of the Bank at its 27th Annual General Meeting held on July 17, 2021. He served the Government of India for a period of 35 years, as a member of the Indian Administrative Service in the Gujarat cadre. He has mainly worked in Finance and Economic Policy, Infrastructure, Petroleum and Natural Gas. In the Union Government, he held various posts such as Secretary to Government of India in the Ministry of Finance (Department of Economic Affairs) during fiscal 2020. As Secretary, he coordinated economic policy making for all ministries and departments and managed the entire budget-making process for India, including its passage in parliament. He was responsible for fiscal management policies and public debt management policies and the development and management of financial markets. Mr. Chakraborty also handled financial stability and currency, domestic and foreign-related issues. He managed the flow of funds with multilateral and bilateral financial institutions. He also headed a multi-disciplinary task force that produced the National Infrastructure Pipeline and served as Secretary to the Union Government for Disinvestment, where he was responsible for both the policy and execution of the disinvestment of the Government of India’s stake in state owned enterprises.
Between 2002 and 2007, Mr. Chakraborty served as Director and subsequently as Joint Secretary, Ministry of Finance (Department of Expenditure). During this period, he reviewed projects in the Infrastructure sector and was responsible for the Government of India’s subsidy regime. He also updated and modernized the Government’s financial and procurement rules. Mr. Chakraborty has also held varied roles in the Gujarat State Government, including heading the Finance Department as its Secretary. He was responsible for piloting the private sector investment legislation in the State. In the State Government, he worked on the ground in both public governance and development areas. Mr. Chakraborty has also served on the Board of the World Bank as the alternate Governor as well as on the Central Board of Directors of the RBI. He was the Chairman of the National Infrastructure Investment Fund and has been on the Board of many listed companies. Mr. Chakraborty was also the CEO/MD of the GSPC group of companies as well as Gujarat State Fertilizers and Chemicals Ltd.
Mr. Chakraborty published articles in reputed journals in the areas of public finance, risk sharing in infrastructure projects and gas infrastructure. He graduated with a bachelor’s degree in engineering (electronics & communications) from NIT Kurukshetra, holds a diploma in business finance (ICFAI, Hyderabad) and a master’s degree in business administration from the University of Hull, U.K.
Mrs. Renu Karnad
, aged 69 years, is a Non-Executive Director of the Bank. She has been the Managing Director of Housing Development Finance Corporation Limited since 2010. She has a postgraduate degree in economics from the University of Delhi and holds a degree in law from the University of Mumbai. She is also a Parvin Fellow at the Woodrow Wilson School of Public and International Affairs, Princeton University, USA. Mrs. Karnad brings with her significant experience and knowledge of the mortgage sector, having been associated with the real estate and mortgage industry in India for over 40 years. Over the years, she has been the recipient of numerous awards and accolades, such as the “Outstanding Woman Business Leader” award granted by CBNC-TV18 India Business Leader Awards 2012. She has also been induced into the Hall of Fame,Fortune India magazine’s most powerful women from 2011 to 2019 and named as one of the “Top Ten Powerful Women to watch out for in Asia” by Wall Street Journal Asia in 2006. She has previously been a Non-Executive Director on the Board of the Bank.
Mr. Malay Patel
, aged 44 years, is a Non-Executive Director of the Bank. He holds a major in engineering (mechanical) from Rutgers University, Livingston, NJ, USA, and an A.A.B.A. in business from Bergen County College, Fairlawn, New Jersey, USA. He is a director on the Board of Eewa Engineering Company Private Limited, a company in the plastics and packaging industry with exports to more than 50 countries. He has been involved in varied roles such as export, import, procurement, sales and marketing, among others in Eewa Engineering Company Private Limited. Mr. Malay Patel has special knowledge and practical experience in matters relating to small scale industries in terms of Section 10-A (2)(a) of the Banking Regulation Act, 1949.
Mr. Umesh Chandra Sarangi,
aged 69 years, is a Non-Executive Director of the Bank. He holds a master’s degree in science (botany) from Utkal University, where he was a gold medalist. Mr. Sarangi has over three decades of experience in the Indian Administrative Service and introduced significant reforms in modernizing agriculture, with a focus on agricultural processing and export. As the erstwhile Chairman of the National Bank for Agricultural and Rural Development (NABARD) from December 2007 to December 2010, Mr. Sarangi focused on rural infrastructure, accelerated initiatives such as microfinance, financial inclusion, watershed development and tribal development. Mr. Sarangi has been appointed as a Director having specialized knowledge and experience in agriculture and rural economy pursuant to Section 10-A (2)(a) of the Banking Regulation Act, 1949.

Mr. Srikanth Nadhamuni,
aged 57 years, is a Non-Executive Director of the Bank. He holds a bachelor’s degree in electronics and communications from the National Institute of Engineering and a master’s degree in electrical engineering from Louisiana State University. Mr. Nadhamuni is a technologist and an entrepreneur with 30 years of experience in CPU design, healthcare, e-governance, national ID, biometrics, financial technology and banking sectors. Mr. Nadhamuni is presently the Chairman of Novopay Solutions Private Limited, a company involved in mobile payments and is the CEO of Khosla Labs Private Limited, a start-up incubator. He was a co-founder of the e-Governments Foundation, with Mr. Nandan Nilekani which aims to improve governance in Indian cities and which created the Municipal ERP suite, which improves the service delivery of cities. Mr. Nadhamuni has extensive experience in information technology, particularly in the banking and financial services industry. He was the Chief Technology Officer of Aadhaar (UID Authority of India) from 2009 to 2012, where he participated in the design and development of the world’s largest biometric based ID system. He was instrumental in the development of Aadhaar technology, several banking and financial protocols including MicroATM, Aadhaar Enabled Payment System (AEPS) and Aadhaar Payment Bridge (APB). Mr. Nadhamuni spent 14 years in Silicon Valley (California, USA) working for several global companies such as Sun Microsystems (CPU design), Intel Corporation (CPU design), Silicon Graphics (interactive TV) and WebMD (internet healthcare). Mr. Nadhamuni has been appointed as a Director given his expertise in the field of information technology.
Mr. Sanjiv Sachar,
aged 63 years, is a Non-Executive Director of the Bank. He is a Fellow Associate of the Institute of Chartered Accountants of India and the former Senior Partner of Egon Zehnder, the world’s largest privately held executive search firm. Mr. Sachar set up the Egon Zehnder practice in India in 1995 and played a key role in establishing the firm as a market leader in the executive search space across various country segments. Over the course of his two decades at Egon Zehnder, Mr. Sachar has mentored senior executives across industry sectors who are today either board members, CEOs or CFOs of large corporates in India and overseas. Mr. Sachar has also been the co-founder of the chartered accountancy and management consulting firm, Sachar Vasudeva & Associates, and co-founded executive search firm, Direct Impact.
Mr. Sandeep Parekh,
aged 50 years, is a Non-Executive Director of the Bank. He holds an LL.M. (securities and financial regulations) degree from Georgetown University and an LL.B. degree from Delhi University. He is the managing partner of Finsec Law Advisors, a financial sector law firm based in Mumbai. He was an Executive Director at the Securities and Exchange Board of India from 2006 to 2008, heading the Enforcement and Legal Affairs departments. He is a faculty at the Indian Institute of Management, Ahmedabad. He has worked for law firms in Delhi, Mumbai and Washington, D.C. Mr. Parekh focuses on securities regulations, investment regulations, private equity, corporate governance and financial regulations. He is admitted to practice law in New York. He was recognized by the World Economic Forum as a “Young Global Leader” in 2008. He was Chairman and a member of various SEBI and RBI committees and sub-committees and is presently a member of SEBI’s Mutual Fund Advisory Committee.
Mr. M.D. Ranganath
, aged 59 years, is a Non-Executive Director of the Bank. He holds a master’s degree in technology from IIT, Madras and a bachelor’s degree in engineering from the University of Mysore. He holds a PGDM from IIM, Ahmedabad and is a member of CPA, Australia. Mr. Ranganath has over 28 years of experience in the global IT services and financial services industries. He was Chief Financial Officer of Infosys Limited, a globally listed IT services company, until November, 2018. During his tenure of 18 years at Infosys, he was an integral part of the growth and transformation of Infosys into a globally respected IT services company and successfully held leadership roles in a wide spectrum of areas, including strategy, finance, mergers and acquisitions (M&A), consulting, risk management, and corporate planning, culminating in the role of Chief Financial Officer, in which he worked closely with the Board of Infosys and its committees in formulating and executing its strategic priorities. Prior to Infosys, he worked at ICICI Limited for eight years and executed responsibilities in credit, treasury, equity portfolio management and corporate planning. In the years 2017 and 2018, Mr. Ranganath was the recipient of the Best CFO Asia award in the technology sector, by the Institutional Investor publication, based on a poll of the buy-side and sell-side investor community.
Dr. (Ms.) Sunita Maheshwari
, aged 55 years, is a Non-Executive Director of the Bank. Ms. Sunita Maheshwari was appointed as an Independent Director. She is a United States board certified Pediatric Cardiologist, and completed her MBBS at Osmania Medical College followed by her post-graduate studies at AIIMS in Delhi and at Yale University in the United States. With over 30 years of experience, she has lived and worked in the US and India. In addition to being a clinician, Dr. (Ms.) Maheshwari is a medical entrepreneur and co-founder of (i) Teleradiology Solutions (India’s first and largest teleradiology company that has provided over five million diagnostic reports to patients and hospitals globally including for the Tripura state government), (ii) Telrad Tech which builds AI- enabled telehealth software and (iii) RXDX healthcare—a chain of multi-specialty neighborhood clinics in Bangalore. She has also incubated other start-up companies in the telehealth space, such as Healtheminds, a tele-counselling platform. She is active in the social arena in India where she runs two charitable foundations. ‘People4people’ has built over 450 playgrounds in government schools and Telrad Foundation provides teleradiology and telemedicine services to poor areas in Asia, that do not have access to high-quality
medical care. Her other interests include teaching. She has been running India’s e-teaching program for postgraduates in Pediatric Cardiology for over a decade.

In 2019, Dr. (Ms.) Maheshwari helped the Kerala National health mission, Hridayam, launch e-classes in pediatric cardiology for pediatricians in the State of Kerala, India. She has over 200 academic presentations and publications and is an inspirational speaker having given over 200 lectures, including several TEDx talks. Dr. (Ms.) Maheshwari is the recipient of several prestigious awards and honours including: WOW (Woman of Worth) 2019 award, Outlook Business; 50 most powerful women of India, March 2016; Amazing Indian award-Times Now 2014; Top 20 women health care achievers in India, Modern Medicare 2009; Yale University- Outstanding Fellow Teacher of the Year Award, 1995, amongst others.
Mr. Sashidhar Jagdishan,
aged 56 years, is the Managing Director and Chief Executive Officer of the Bank. He has an overall experience of 30 years. He completed his graduation degree in science with a specialization in physics, is a chartered accountant by profession and holds a master’s degree in economics from the University of Sheffield, United Kingdom. Mr. Jagdishan joined the Bank in the year 1996 as a Manager in the Finance department. He became Business Head of Finance in 1999 and was appointed as Chief Financial Officer in the year 2008. He played a critical role in supporting the growth trajectory of the Bank, and led the finance function with a pivotal role in aligning the organization to achieve its strategic objectives over the years. Prior to his appointment as Managing Director and Chief Executive Officer of the Bank, he was the Strategic Change Agent of the Bank and oversaw the finance, human resources, legal and secretarial, administration, infrastructure, corporate communications and corporate social responsibility functions. Mr. Jagdishan is not a director in any other company.
Mr. Kaizad Bharucha
, aged 56 years, is the Executive Director of the Bank. He holds a bachelor of commerce degree from University of Mumbai. He has been associated with the Bank since 1995. In his current position as Executive Director, he is responsible for Wholesale Banking covering areas of Corporate Banking, Emerging Corporate Group, Business Banking, Capital Markets & Commodities Business, Agricultural Lending, Investment Banking, Financial Institutions & Government Business and Department for Special Operations. In his previous position as Group Head—Credit & Market Risk, he was responsible for the risk management activities in the Bank, namely, the Credit Risk, Market Risk, Debt Management, Risk Intelligence and Control functions. Mr. Bharucha has been a career banker with over three decades of banking experience. Prior to joining the Bank, he worked at SBI Commercial and International Bank in various areas including Trade Finance and Corporate Banking. He has represented HDFC Bank as a member of the working group constituted by the RBI to examine the role of the Credit Information Bureau and on the sub-committee with regard to adoption of the Basel II guidelines. Mr. Bharucha is not a director of any other company.

Senior Management
Our senior management is comprised of the following:

Name	Position	Age
Mr. Sashidhar Jagdishan	Managing Director and Chief Executive Officer	56
Mr. Kaizad Bharucha	Executive Director	56
Mr. Ashish Parthasarthy	Head – Treasury, GIB, NRI, Overseas and Tele-Service Channels	53
Ms. Ashima Bhat	Head – Business Finance & Strategy, Administration, Infrastructure, ESH & CSR	50
Mr. Arvind Kapil	Head – Retail Assets and SLI	49
Mr. Arvind Vohra	Head – Retail Branch Banking	49
Mr. Anjani Kumar Rathor	Chief Digital Officer	48
Mr. Bhavesh Zaveri	Head – Operations, ATM and Cash Management Product	55
Mr. Benjamin Frank	Head – Wholesale Credit	56
Mr. Chakrapani Venkatachari	Head – Internal Audit and Quality Initiatives Group	57
Mr. Dhiraj Relli	Currently on secondment to HDFC Securities Limited (HSL), our subsidiary	50
Mr. Jimmy Tata	Chief Credit Officer	54
Mr. Ramesh Lakshminarayanan	Chief Information Officer	50
Mr. Nirav Shah	Head – Corporate Banking and PSUs	49
Mr. Parag Rao	Head – Payments Business, Digital & IT	55
Mr. Rakesh Singh	Head – Investment Banking, Private Banking, Marketing and Products	52
Mr. Rahul Shukla	Head – Commercial Banking and Rural Business	52
Ms. Smita Bhagat	Head – Government, Institutional Business, BC Partnerships, Inclusive Banking and Start-ups	55
Mr. Srinivasan Vaidyanathan	Chief Financial Officer	57
Mr. S Sampathkumar	Head – NRI Domestic & Overseas Business, Third Party Products and Tele-Sales & Service Relationships	48
Mr. Vinay Razdan	Chief Human Resources Officer	54
Mr. Arup Rakshit	Head – Treasury-Sales, Analytics and Overseas	52
Mr. Raveesh Bhatia	Head – Emerging Corporates Group	55
A brief biography of each of the members of the Bank’s senior management is set out below:
Mr. Ashish Parthasarthy
is the Head of Treasury, GIB, NRI, Overseas and Tele-Service Channels. He holds a bachelor’s degree in engineering from the National Institute of Technology, Karnataka (NIT-K) and has a postgraduate diploma in management from the Indian Institute of Management, Bangalore (IIM-B).He has over 31 years of experience in banking, with particular expertise in the interest rate and currency markets.

Ms. Ashima Bhat
is the Head of Business Finance & Strategy, Administration, Infrastructure, ESH & CSR. Ms. Bhat has over 27 years of experience in banking. She completed a master’s degree in management studies, majoring in marketing, from Narsee Monjee Institute of Management Studies. Ms. Bhat joined the Bank in 1994 in its start-up stage. She has worked within and headed businesses in various positions across the Bank, including Corporate Banking, Supply Chain, SME, Commercial Banking and Emerging Corporates Group.
Mr. Arvind Kapil
is the Head of Retail Assets and SLI. He is an alumnus of the Harvard Business School advanced management program, holds a master’s degree in management studies from Bharati Vidyapeeth Institute of Management Studies and Research and a bachelor’s degree in engineering from K.J. Somaiya College of Engineering in Mumbai. Mr. Kapil has been with the Bank for over two decades and has significant experience in the finance industry . He joined the Bank from Countrywide Consumer Financial Services.
Mr. Arvind Vohra
is the Head of Retail Branch Banking. He completed a bachelor’s degree in electronics and communication engineering, a postgraduate degree in management with a specialization in marketing and finance from Xavier Institute of Management, Bhubaneswar, and a senior leadership program at London Business School. He has nearly two and a half decades of experience working across consumer goods, telecommunications and banking sectors. He has held leadership positions in sales, marketing and business leadership roles in global organizations such as Whirlpool, Philips, Standard Chartered Bank and Vodafone India. Mr. Vohra led business operations at Vodafone India, was on the board of directors for Vodafone India’s consumer fixed line subsidiary and led the incubation of the consumer IOT (“Internet of Things”) business. He joined the Bank from Vodafone India in September 2018.
Mr. Anjani Rathor
is the Chief Digital Officer. He holds a postgraduate diploma from IIM Calcutta and a bachelor of technology degree from IIT Kharagpur. He has over 20 years of experience across Telecom, Aviation, Consulting and Financial Services in companies such as Airtel, Boeing, Accenture and CitiCorp. He joined the Bank in February 2020.
Mr. Bhavesh Zaveri
is the Head of Operations, ATM and Cash Management Product. He holds a master’s degree in commerce from Mumbai University and is a Certified Associate of the Indian Institute of Bankers. He has over 32 years of experience in banking, having worked with Oman International Bank and Barclays Bank prior to joining the Bank in April 1998. Mr. Zaveri has been on various RBI & IBA committees and served as a director on the Board of National Payment Corporation of India Ltd, SWIFT SCRL, Brussels, The Clearing Corporation of India Ltd. (CCIL), SWIFT India Domestic Services Pvt Ltd, HDB Financial Services Ltd, HDFC Securities Ltd, and the Goods and Service Tax Network (GSTN).
Mr. Benjamin Frank
is Head of Wholesale Credit. He has a Bachelor of Science degree from the University of Madras, a master’s degree in business administration from ICFAI University and is a Certified Financial Risk Manager from the Global Association of Risk Professionals. He has over 34 years of experience in the banking industry across Branch Banking, International Banking, Corporate Banking and Credit Risk Management. He previously worked at IDBI Bank and State Bank of India. He joined the Bank in April 2004.
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
Mr. Dhiraj Relli
is a Group Head at HDFC Bank and is currently on secondment to HDFC Securities Limited (HSL), our subsidiary, where he holds the position of Managing Director and Chief Executive Officer. An employee of HDFC Bank since 2008, he has served as Senior Executive Vice President and Head of Branch Banking at HDFC Bank. Mr. Relli is a member of the advisory committees of Central Depository Services, National Stock Exchange and Bombay Stock Exchange. Mr. Relli is a B.Com.(Honors) graduate from Delhi University and a qualified chartered accountant from the Institute of Chartered Accountants of India. He completed the Advance Management Program from the Indian Institute of Management, Bangalore.
Mr. Jimmy Tata
is HDFC Bank’s Chief Credit Officer. He holds a master’s degree in Financial Management from the Jamnalal Bajaj Institute of Management Studies at Mumbai University and is a qualified Chartered Financial Analyst with the Institute of Chartered Financial Analysts in Hyderabad. Mr. Tata has been with the Bank since 1994 and has over 30 years of broad experience across the financial sector. Prior to joining the Bank he worked at Apple Industries Limited in various capacities in their financial services division.
Mr. Nirav Shah
is the Head of Corporate Banking and PSUs. He has approximately 26 years of experience, 22 of which have been with the Bank. He joined the Bank in 1999 as a Relationship Manager and in just over a decade, went on to head businesses such as the Emerging Corporates Group, Infrastructure Finance Group, Rural Banking Group, and Transportation Finance, before taking up his current role in 2020. This is his second role with the Corporate Bank. In his earlier role in 2011, he was Western Region Head, during which he was responsible for acquiring and developing several large corporate relationships. He is a commerce graduate and holds a MMS in Finance from Mumbai University.

Mr. Parag Rao
is the Head of Payments Business, Digital & IT. He holds a master’s degree in management studies degree from S.P. Jain Institute of Management at Mumbai University and a bachelor’s degree in engineering from the Regional Engineering College in Jamshedpur. He has over 28 years of professional experience in FMCG companies such as Cadbury’s, Hindustan Unilever and Pepsico India. He joined the Bank from IBM Global Services in April 2002.
Mr. Rakesh Singh
is the Head of Investment Banking, Private Banking, Marketing and Products. He holds a master’s degree in business administration from the Institute of Management Technology, Ghaziabad and has over 28 years of experience in the financial sector. Prior to joining HDFC Bank, he worked at Rothschild, Morgan Stanley, DSP Merrill Lynch, Standard Chartered Bank and ANZ Investment Bank. He also serves as a Trustee on the board of Society for Nutrition, Education and Health Action.
Mr. Rahul Shukla
is the Head of Commercial Banking and Rural Business. He holds a bachelor’s degree in technology from IIT Varanasi and an MBA from IIM Bangalore. He started his career in Citibank and in 2010 he took over as Managing Director and Head of Corporate Banking for the South Asia Region, and was a member of the Indian Management Committee and various regulatory governance committees. He has over 29 years of banking experience, joining the Bank from Citibank in March 2018.
Ms. Smita Bhagat
is the Head of Government, Institutional Business, BC Partnerships, Inclusive Banking and Start-ups. She holds a Bachelor of Arts degree in economics and statistics, a Master of Commerce degree in financial management and a master’s degree in business administration from the University of Rajasthan. She has more than 25 years of experience in banking and joined the Bank from ICICI Bank in 1999.
Mr. Srinivasan Vaidyanathan
is the Chief Financial Officer. He is a commerce graduate, a Fellow of the Institute of Chartered Accountants of India, a Fellow of the Institute of Cost and Works Accountants of India, a Fellow of the Association of International Accountants, U.K., Member of CMA, USA, and has a master’s degree in business administration. He has over 28 years of experience in the financial services industry. He joined the Bank in 2018.
Mr. S. Sampath Kumar
is the Head of NRI Domestic & Overseas Business, Third Party Products and Tele-Sales & Service Relationships. He has over two decades of experience and is an alumnus of the University of Madras, Tamil Nadu.
Mr. Vinay Razdan
is the Chief Human Resources Officer. He is an alumnus of Delhi University and holds a postgraduate qualification in personnel management and industrial relations from XLRI, Jamshedpur. Mr. Razdan has over three decades of experience in different roles within the human resources function and has worked across geographies and industry segments. He has held leadership positions with leading organizations in the FMCG, IT Services and Telecommunication sectors. He joined the Bank in September 2018.
Mr. Arup Rakshit
is the Head of Treasury-Sales, Analytics and Overseas. He holds a BTech degree from IIT BHU, Varanasi and an MBA degree from IIM Calcutta. Mr. Rakshit has more than 27 years of experience. Prior to joining HDFC Bank, he worked with different banks, including Deutsche Bank and ABN AMRO Bank. Mr. Rakshit is also an active member of the management committee of the Foreign Exchange Dealers Association of India and the India Forex Committee.
Mr. Raveesh K. Bhatia
is Head of Emerging Corporates Group. He holds an MBA from IIM Ahmedabad and has over three decades of work experience. Prior to joining HDFC Bank, he worked with international banks, such as ABN AMRO Bank, BNP Paribas, Standard Chartered Bank, as well as in a consulting role with SB Billimoria.
Mr. Ramesh Lakshminarayanan
is the Chief Information Officer. Mr. Lakshminarayanan holds a bachelor’s degree in physics from Mumbai University and an MBA from the University of Pune. Prior to joining HDFC Bank, he worked at CRISIL, where he spent three years as Chief Technology and Information Officer. He has over 25 years of experience and has held leadership positions within organizations such as Citibank, ABN AMRO Bank, and Kotak Mahindra Group.

Corporate Governance
Audit Committee
The Audit Committee of the Bank, as of March 31, 2021, has Mr. M.D Ranganath, Mr. Umesh Chandra Sarangi and Mr. Sanjiv Sachar as its members. Each member of the Audit Committee is an Independent Director. Mr. M. D. Ranganath and Mr. Sanjiv Sachar are the members of Audit Committee with financial expertise. During the year, Mrs. Shyamala Gopinath ceased to be a member of the Committee pursuant to the completion of her tenure as a director of the Bank. The Audit Committee is chaired by Mr. M.D Ranganath. The Audit Committee met 15 times during fiscal 2021.
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

d.	reviewing the adequacy of the audit and compliance functions, including their policies, procedures, techniques and other regulatory requirements;

e.	any other terms of reference as may be included from time to time in the Companies Act, 2013, SEBI Listing Regulations, 2015, including any amendments or re-enactments thereof from time to time.
The Board has also adopted a charter for the Audit Committee in connection with certain United States regulatory standards as the Bank’s securities are also listed on the New York Stock Exchange.
Nomination and Remuneration Committee
The terms of reference of the Nomination and Remuneration Committee (“NRC”) include scrutinizing the nominations of the directors with reference to their qualifications and experience, identifying “fit and proper” persons, assessing their competency and reviewing compensation levels of the Bank’s employees vis-à-vis other banks and the banking industry in general.
The NRC has formulated a Policy for Appointment and Fit and Proper Criteria of Directors, which inter-alia provides for criteria to assess the competency of the persons nominated, which includes:

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

The NRC also formulates criteria for the evaluation of performance of individual Directors including Independent Directors, the Board of Directors and its committees. The criteria for the evaluation of performance of Directors (including Independent Directors) include personal attributes, such as attendance at meetings, communication skills, leadership skills and adaptability, and professional attributes such as their understanding of the Bank’s core business and strategic objectives, industry knowledge, independent judgment, and adherence to the Bank’s Code of Conduct, Ethics and Values. Mr. Sanjiv Sachar, Mr. Sandeep Parekh, Mr. M.D Ranganath, Mr. Umesh Chandra Sarangi were the members of the Nomination and Remuneration Committee as of March 31, 2021. During the year, Mrs. Shyamala Gopinath ceased to be a member of the NRC pursuant to the completion of her tenure as a director of the Bank, while Mr. Sarangi (with effect from November 25, 2020) was inducted as a member of the NRC. Mr. Atanu Chakraborty (with effect from June 9, 2021) was inducted as member of the NRC. All members of the Nomination and Remuneration Committee are Independent Directors. The Nomination and Remuneration Committee is chaired by Mr. Sanjiv Sachar. The NRC met 28 times during fiscal 2021.
Stakeholders’ Relationship Committee (“SRC”)
The SRC approves and monitors the transfer, transmission, splitting and consolidation of shares and considers requests for dematerialization of shares. Allotments of shares to employees exercising stock options are granted under the various Employees Stock Option Schemes, which are made in terms of the powers delegated by the Board in this regard. The SRC also monitors the redressal of grievances from shareholders relating to matters such as the transfer of shares and non-receipt of our annual report and dividends etc.
The powers to approve share transfers and dematerialization requests have been delegated to executives of the Bank to avoid delays that may arise due to non-availability of the members of the SRC. Mr. Santosh Haldankar, Company Secretary of the Bank is the Compliance Officer responsible for expediting the share transfer formalities.
As of March 31, 2021, the SRC consisted of Mr. Umesh Chandra Sarangi, Mr. Malay Patel, Mr. Sandeep Parekh and Mrs. Renu Karnad. During the year, Mr. Aditya Puri ceased to be a member of the Committee pursuant to the completion of his tenure as a director of the Bank and Mrs. Karnad was inducted as a member of the SRC (with effect from June 3, 2020). The Stakeholders’ Relationship Committee is chaired by Mr. Umesh Chandra Sarangi, who is an Independent Director. The SRC met three times during fiscal 2021.
As of March 31, 2021, no instruments of transfer were pending for transfer. The details of the transfers are reported to the SRC from time to time. During the year ended March 31, 2021, the Bank received 26 complaints from the shareholders. The Bank has attended to all the complaints and no complaints were pending or remained unsolved to the satisfaction of the shareholders as of March 31, 2021.
2,308 letters were received from the shareholders relating to change of address, nomination requests, updating of email IDs and PAN No(s)., updating of complete bank account details, such as core banking account No., IFSC and/MICR code, mandating paying for dividends by the National Automated Clearing House (NACH) and National Electronic Fund Transfer (NEFT), claim of shares from Unclaimed Suspense account, and from the Authority of Investors Education and Protection Fund, queries relating to the annual reports, non-receipt of share certificates upon sub-division of the Bank’s shares from the face value of Rs. 2/- each to the face value of Rs. 1/- each, amalgamation, request for revalidation of dividend warrants and various other investor-related matters. These letters have also been responded to.
Risk Policy and Monitoring Committee (“RPMC”)
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
The RPMC monitors the compliance of risk parameters and aggregate exposures with the risk appetite set by the Board. It ensures that frameworks are established for assessing and managing various risks faced by the Bank, systems are developed to relate risk to the Bank’s capital level and methods are in place for monitoring compliance with internal risk management policies and processes. The RPMC ensures that the Bank has a suitable framework for risk management and oversees the implementation of the risk management policy.
The functions of the RPMC also include the review of the enterprise-wide risk frameworks such as the Risk Appetite Framework (RAF), Internal Capital Adequacy Assessment Process (ICAAP), stress testing framework, etc. The RPMC also reviews the cyber security framework in the Bank from time to time.
Further, as per RBI guidelines, the Chief Risk Officer of the Bank regularly interacts with members of the RPMC without the presence of management at meetings of the RPMC. As of March 31, 2021, the Risk Policy and Monitoring Committee consisted of Mr. Srikanth Nadhamuni, Mr. M.D Ranganath Mrs. Renu Karnad, Mr. Sashidhar Jagdishan, and Mr. Sanjiv Sachar. During the year, Mr. Aditya Puri and Mrs. Shyamala Gopinath ceased to be members of the Committee pursuant to the completion of their tenure as directors of the Bank while Mrs. Karnad (with effect from June 3, 2020), Mr. Sachar (with effect from November 25, 2020) and Mr. Jagdishan (with effect from November 25, 2020) were inducted as members of the RPMC. Mr. Atanu Chakraborty was inducted as a member of the Committee with effect from June 9, 2021. The RPMC is chaired by Mr. Srikanth Nadhamuni. The RPMC met five times during fiscal 2021.

Credit Approval Committee
The committee considers proposals for approval, renewal, or modification of various types of funded and non-funded credit facilities to the customers of the Bank within its authority as delegated to it by the Board from time to time. This facilitates a quick response to the needs of the customers and timely disbursement of loans. As of March 31, 2021, the Credit Approval Committee consisted of Mr. Malay Patel, Mr. Kaizad Bharucha, Mr. Srikanth Nadhamuni and Mrs. Renu Karnad. During the year, Mr. Aditya Puri ceased to be a member of the Committee pursuant to the completion of his tenure as a director of the Bank and Mrs. Karnad was inducted as a member on the Committee (with effect from November 25, 2020). The Credit Approval Committee met 37 times during fiscal 2021.
Premises Committee
The committee approves purchases and leasing of land parcels for proposed buildings and premises for the use of the Bank’s branches, back offices, ATMs, residential training centre(s), currency chests, guest houses, (including relocation and renewals) and of residential premises for Bank employees in accordance with the guidelines laid down by the Board from time to time. As of March 31, 2021, Mr. Malay Patel, Mrs. Renu Karnad, and Mr. Sandeep Parekh were the members of the Premises Committee. During the year, Mr. Aditya Puri ceased to be a member of the Committee pursuant to the completion of his tenure as a director of the Bank while Mrs. Karnad (with effect from June 2, 2020) and Mr. Parekh (with effect from January 1, 2021) were inducted as members on the Committee. The Premises Committee met three times during fiscal 2021.
Fraud Monitoring Committee
Pursuant to the directions of the RBI, the Bank has constituted a Fraud Monitoring Committee, exclusively dedicated to the monitoring and following up of cases of fraud involving amounts of Rs. 1 crore and above. The objectives of the Fraud Monitoring Committee are the effective detection and immediate reporting of fraud, and actions taken against the perpetrators of fraud with the concerned regulatory and enforcement agencies. The terms of reference of the Fraud Monitoring Committee include:

a.	identify the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same;

b.	identify the reasons for delay in detection, if any, and report to the top management of the Bank and the RBI;

c.	monitor the progress of any Central Bureau of Investigation and/or any police investigation and any appropriate recovery position;

d.	ensure that staff accountability is examined at all levels in all cases of fraud and that staff side action, if required, is completed quickly without loss of time;

e.	review the efficacy of the remedial action taken to prevent any recurrence of fraud, such as the strengthening of internal controls; and

f.	put in place other measures as may be considered relevant to strengthen preventive measures against frauds.
As of March 31, 2021, the members of the Fraud Monitoring Committee were Mr. Malay Patel. Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh, Mr. Sanjiv Sachar, and Mr. Sashidhar Jagdishan. During the year, Mr. Aditya Puri and Mrs. Shyamala Gopinath ceased to be members of the Committee pursuant to the completion of their respective tenures as directors of the Bank, while Mr. Sachar and Mr. Jagdishan were inducted as members on the Committee (with effect from November 25, 2020). During the year, the Fraud Monitoring Committee met three times during fiscal 2021.
Customer Service Committee (“CSC”)
The CSC has been constituted to monitor and bring about continuous improvements in the quality of services rendered to the Bank’s customers and ensure implementation of directives received from the RBI in this regard. The terms of reference of the CSC are to formulate a comprehensive deposit policy incorporating the issues arising out of the demise of a depositor for the operation of his account, the product approval process, annual survey of depositor satisfaction and the triennial audit of such services. The CSC is constituted to bring about continuous improvements in the quality of customer services provided by the Bank. The CSC would also oversee the functioning of the Standing Committee on Customer Service, and also bring out innovative measures for enhancing the customer experience and quality of customer service thereby enhancing the customer satisfaction level across all categories of clientele, at all times.
As of March 31, 2021, the members of the Customer Service Committee were Mr. Malay Patel, Mr. Srikanth Nadhamuni, Mr. Sandeep Parekh and Mr. Sashidhar Jagdishan. During the year, Mr. Aditya Puri and Mrs. Shyamala Gopinath ceased to be members of the CSC pursuant to the completion of their tenure as directors of the Bank, while Mr. Jagdishan was inducted as a member on the CSC (with effect from November 25, 2020). The Customer Service Committee met three times during fiscal 2021.

Corporate Social Responsibility & ESG Committee (“CSR & ESG”) Committee
The CSR & ESG Committee of the Board was constituted to identify, execute and monitor CSR projects and assist the Board and the Bank in fulfilling its corporate social responsibility objectives and achieving the desired results. The CSR & ESG Committee also ensures legal and regulatory compliance from a CSR perspective and reporting, as well as communication to all the stakeholders on the Bank’s CSR initiatives.
The Board has constituted a CSR & ESG Committee with the following terms of reference:

a.	to formulate the Bank’s CSR strategy, policy and goals;

b.	to monitor the Bank’s CSR policy and performance;

c.	to review the CSR projects and initiatives from time to time;

d.	to ensure legal and regulatory compliance from a CSR viewpoint;

e.	to ensure reporting and communication to the Bank’s stakeholders on the Bank’s CSR; and

f.	to monitor the Bank’s ESG framework, strategy, goals and disclosures.
As of March 31, 2021, the members of CSR Committee were Mr. Umesh Chandra Sarangi, Mr. Sanjiv Sachar, Mr. Malay Patel, Mrs. Renu Karnad, Mr. Kaizad Bharucha and Dr. (Ms.) Sunita Maheshwari. During the year, Mr. Aditya Puri ceased to be a member of the CSR & ESG Committee pursuant to the completion of his tenure as a director of the Bank, while Mrs. Karnad, Mr. Bharucha (with effect from November 25, 2020) and Dr. Maheshwari (with effect from June 9, 2021) were inducted as members on the CSR & ESG Committee. The CSR & ESG Committee met three times during fiscal 2021.
Digital Transaction Monitoring Committee
In order to promote digital transactions of the Bank and to provide directions in terms of strategy and action plans including monitoring the progress of achievement in the digital transactions space the terms of reference of the Digital Transaction Monitoring Committee include:

a.
framing of the Bank-level strategy and action plans for achieving the target of digital transactions in an organized manner, as may be set by the Government, regulatory authorities and Indian Banks’ Association, etc. from time to time;

b.	monitoring the progress of achievement in digital transactions in line with the Bank’s strategy and action plans;

c.
reviewing and exploring new opportunities for increasing the digital transactions of the Bank from time to time and giving the necessary directions in implementing and improving a high level of digitalization in the Bank;

d.	reviewing the Digital Banking strategy of the Bank as and when required, thereby providing direction on focus areas;

e.	reviewing the progress made on the initiatives relating to Digital Banking covering performance initiatives as determined by the Board of Directors and Government of India from time to time;

f.	reviewing customer services rendered on digital platforms from time to time; and

g.	any other terms of reference as may be specified by the Government, regulatory authorities and Indian Banks’ Association, etc. from time to time.
As of March 31, 2021, the members of Digital Transaction Monitoring Committee were Mr. Srikanth Nadhamuni, Mr. Malay Patel, Mr. Sandeep Parekh, and Mr. M.D. Ranganath. During the year, Mr. Aditya Puri ceased to be a member of the Digital Transaction Monitoring Committee pursuant to the completion of his tenure as a director of the Bank and Mr. Parekh was inducted as a member on the Digital Transaction Monitoring Committee (with effect from November 25, 2020). The Committee met three times during fiscal 2021.

Review Committee for Willful Defaulters’ Identification
The Board has constituted a Review Committee for Willful Defaulters’ Identification to review the orders passed by the Committee of Executives for Identification of Wilful Defaulters and provide the final decision with regard to identified willful defaulters and any other matters as may be decided by the Board from time to time. As of March 31, 2021, Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh, Mr. Sanjiv Sachar, Mr. M. D. Ranganath, and Mr. Sashidhar Jagdishan were the members of the Review Committee for Willful Defaulters’ Identification. During the year, Mr. Aditya Puri and Mrs. Shyamala Gopinath ceased to be members of the Review Committee for Willful Defaulters’ Identification pursuant to the cessation of their tenure as directors of the Bank, while Mr. Ranganath (with effect from November 25, 2020) and Mr. Jagdishan (with effect from January 1, 2021) were inducted as members on the Review Committee for Willful Defaulters’ Identification. No meetings of the Review Committee for Willful Defaulters’ Identification were held during the year.
Review Committee for Non-Cooperative Borrowers
The Board has constituted a Review Committee to review matters related to non-cooperative borrowers, which are handled by the Internal Committee of Executives appointed for this purpose and any other matters as may be decided by the Board from time to time. As of March 31, 2021, Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh, Mr. Sanjiv Sachar, Mr. M. D. Ranganath, and Mr. Sashidhar Jagdishan were the members of the Review Committee for Non-Cooperative Borrowers. During the year, Mr. Aditya Puri and Mrs. Shyamala Gopinath ceased to be members of the Review Committee for Non-Cooperative Borrowers pursuant to the completion of their tenure as directors of the Bank while Mr. Ranganath (with effect from November 25, 2020) and Mr. Jagdishan (with effect from January 1, 2021) were inducted as members on the Review Committee for Non-Cooperative Borrowers. No meetings of the Review Committee for Non-Cooperative Borrowers were held during fiscal 2021.
Meeting of the Independent Directors
The Independent Directors of the Bank held four meetings on June 20, 2020, July 3, 2020, November 6, 2020, and November 8, 2020. All Independent Directors as at the date of the respective meetings were present.
Committees of Executives
We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.
Borrowing Powers of Directors
At its 21st Annual General Meeting held on July 21, 2015, the Bank’s shareholders passed a special resolution pursuant to Section 180(1)(c) of the Companies Act, 1956 authorizing the Board to borrow, for the purpose of conducting the Bank’s business, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money so borrowed and the monies to be borrowed from time to time (apart from (i) temporary loans obtained from the companies banker in the ordinary course of business and (ii) acceptances of deposits of money from the public repayable on demand or otherwise and withdrawable by cheque, draft, order or otherwise and/or temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed the aggregate of the paid-up capital of the Bank and its free reserves, provided that the total outstanding amount of such borrowings shall not exceed Rs. 500.0 billion over and above the aggregate of the paid-up capital of the Bank and its free reserves at any time.
Compensation of Directors and Members of Our Senior Management
The compensation arrangements for our Chairperson, Managing Director and Executive Directors are approved by the shareholders and the RBI on the recommendation of our Board of Directors.
During fiscal 2021, the aggregate amount of compensation paid to our Managing Director, Executive Director and members of our senior management as on March 31, 2021 was Rs. 836.8 million. This remuneration includes basic salary, allowances, performance bonus, and cash allowances in lieu of perquisites or the taxable value of perquisites (if availed of) as computed under the income tax rules, but excludes gratuities, provident fund settlements, superannuation settlements and perquisites upon the exercise of stock options.
Under our organizational documents, each director, except the Managing Director and Executive Director, is entitled to sitting fees for attending each meeting of the Board of Directors or of a Board committee. The amount of sitting fees is decided by the Board from time to time in accordance with applicable regulations prescribed by the Companies Act or the Government of India. Directors are paid sitting fees at the rate of Rs. 50,000 for attending committee meetings and Rs. 100,000 for attending Board meetings, respectively. The Board of Directors increased the sitting fees of certain Committee meetings to Rs. 100,000 per meeting with effect from April 1, 2021, namely, Audit Committee, Risk Policy & Monitoring Committee, Nomination & Remuneration Committee, Credit Approval Committee and IT Strategy Committee.
We reimburse directors for travel and related expenses in connection with Board and committee meetings and related matters. Stock options have not been granted to Non-Executive Directors.
Mrs. Shyamala Gopinath, Chairperson, was paid remuneration of Rs. 2.6 million during fiscal 2021. Mrs. Shyamala Gopinath is also paid sitting fees for attending Board and Committee meetings. She ceased to be a Director of the Bank with effect from January 1, 2021.

The details of the remuneration paid during fiscal 2021 to Mr. Aditya Puri, Managing Director, Mr. Sashidhar Jagdishan, Managing Director and Chief Executive Officer and Mr. Kaizad Bharucha, Executive Director are as follows:

Particulars	Aditya Puri #		Sashidhar Jagdishan @		Kaizad Bharucha
			(Rs. in million, except stock options)
Basic	37.2		13.6		22.7
Allowances and perquisites	73.8		22.8		25.0
Provident fund	4.5		1.6		2.7
Superannuation	5.6		2.0		3.4
Performance bonus*	17.3	**	7.7	***	6.2	****
Number of stock options granted during the year***	—		260,000		—

#	Mr. Aditya Puri retired on October 26, 2020. He was paid an ex-gratia payment of Rs. 35.0 million on retirement as part of his post-retirement benefits.
@	Mr. Sashidhar Jagdishan was appointed as Managing Director and Chief Executive Officer of the Bank, effective October 27, 2020.
*	The performance bonus reported above includes the deferred tranches belonging to previous years paid in financial year 2020-21.
**
Performance bonuses paid relating to fiscals 2017, 2018 and 2019, were Rs. 4.6 million, Rs. 5.8 million and Rs. 6.9 million respectively. The performance bonus for fiscal 2020 was Rs. 43.4 million, as approved by RBI on April 29, 2021.

***	Performance bonuses paid relating to fiscal 2020
****
Performance bonuses paid relating to fiscal years 2018 and 2019, were Rs. 2.9 million and Rs. 3.3 million, respectively. Performance bonus for fiscal 2020 was Rs. 20.8 million, as approved by RBI on April 29, 2021.

Mr. Aditya Puri was granted a total quantum of 406,140 employee stock options for the performance year 2019-20 based on approval from RBI on April 29, 2021. Mr. Kaizad Bharucha was granted a total quantum of 153,300 employee stock options for the performance year 2019-20 based on approval from the RBI on April 29, 2021.
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
The details of sitting fees paid to Non-Executive Directors during fiscal 2021 are as follows:

Name of the Director	Sitting Fees	Commission # (Rs.)
Mrs. Shyamala Gopinath 1	4,050,000	—
Mr. Keki Mistry 2	—	1,000,000
Mr. Malay Patel	4,700,000	1,000,000
Mr. Umesh Chandra Sarangi	3,850,000	1,000,000
Mr. Srikanth Nadhamuni	5,300,000	1,000,000
Mr. Sanjiv Sachar	5,100,000	1,000,000
Mr. Sandeep Parekh	4,600,000	1,000,000
Mr. M.D. Ranganath	5,400,000	1,000,000
Mrs. Renu Karnad	4,250,000	1,000,000
Dr, (Ms.) Sunita Maheshwari 3	—	—

#	Refers to commission for fiscal 2020, paid out in fiscal 2021
1	Mrs. Shyamala Gopinath ceased to be a director of the Bank with effect from January 1, 2021.
2
Mr. Keki Mistry ceased to be a director of the Bank with effect from January 18, 2020. Since he received the commission pertaining to fiscal 2020, paid out in fiscal 2021, the above disclosure has been made.

3
Dr. (Ms.) Sunita Maheshwari was appointed as an Independent Director of the Bank with effect from March 30, 2021 and the appointment was approved by the shareholders of the Bank at its 27th Annual General Meeting held on July 17, 2021.

During fiscal 2021, there were no other pecuniary relationships or transactions of the Non-Executive Directors vis-à-vis the Bank, except banking transactions in the ordinary course of business done on an arm’s-length basis.

At the 22nd annual general meeting of the Bank held on July 21, 2016 the shareholders approved the payment of profit-related commission to Non-Executive Directors, including Independent Directors, but excluding the Chairperson with effect from fiscal 2016 (being the year in which RBI issued guidelines on compensation to non-executive directors of private sector banks), not exceeding in aggregate 1 percent of the net profit of the Bank for the relevant fiscal subject to a maximum of Rupees one million per annum per Director. Pursuant to the Reserve Bank of India Guidelines on Corporate Governance in Banks—Appointment of Directors and Constitution of Committees of the Board dated April 26, 2021, the shareholders in their annual general meeting held on July 17, 2021 increased the cap to Rs. 2 million from fiscal 2022.
The details of remuneration paid to employees who were employed throughout the year and were in receipt of remuneration of more than Rs. 10.2 million per annum and those employed for part of the year and were in receipt of remuneration of more than Rs. 0.85 million per month are given in Annexure 6 to the Directors’ Report.
Other than our Chairperson, Managing Director, and Executive Director, none of our Directors has a service contract with us.
Loans to Members of Our Senior Management
Loans to members of our senior management are granted in the normal course of business, as is the case with employees of the Bank. All loans granted to members of senior management are in accordance with the provisions of local regulations. The table below provides the details of staff loans granted to our senior management as of March 31, 2021:

Name	Largest amount outstanding since March 31, 2020	Amount outstanding as of March 31, 2021	Interest rate as of March 31, 2021%	Nature of Loan
	(Rs. in millions, except percentages)
Mr. Kaizad Barucha	3.96	3.87	2.50	Housing Loan
Ms. Ashima Bhat	3.99	3.91	7.80	Housing Loan
Mr. Ashish Parthasarthy	4.91	4.81	7.80	Housing Loan
Mr. Arvind Vora	2.44	2.44	7.80	Housing Loan
Mr. Bhavesh Zaveri	13.98	13.42	7.80	Housing Loan
Mr. Bhavesh Zaveri	0.34	0.25	5.00	Personal Loan
Mr. Benjamin Frank	0.48	0.36	7.80	Housing Loan
Mr. Benjamin Frank	0.60	0.60	5.00	Personal Loan
Mr. Chakrapani Venkatachari	9.82	8.44	7.80	Housing Loan
Mr. Arup Rakshit	1.57	1.54	7.80	Housing Loan
Mr. Raveesh K Bhatia	0.56	0.56	5.00	Personal Loan
Mr. Nirav Shah	13.94	13.71	7.80	Housing Loan
Mr. Nirav Shah	0.16	0.07	5.00	Personal Loan
Mr. Rakesh Singh	13.86	13.53	7.80	Housing Loan
Mr. Sashidhar Jagdishan	5.46	5.33	7.80	Housing Loan
Ms. Smita Bhagat	14.03	13.42	7.80	Housing Loan
Mr. S. Sampathkumar	1.80	1.76	7.80	Housing Loan
Mr. S. Sampathkumar	0.40	0.26	5.00	Personal Loan

Employees Stock Options
Our shareholders approved plan “A” in January 2000, plan “B” in June 2003, plan “C” in June 2005, plan “D” in June 2007, plan “E” in June 2010, plan “F” in June 2013 and Plan “G” in July 2016 for the issuance of stock options to employees and directors of the Bank under the ESOSs, namely ESOS-001 to ESOS- 035. Under plan “A”, the option price is set as the average of the daily closing prices on the BSE during the 60 days preceding the grant date. Under plan “B”, the option price is set as the closing price on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans “C”, “D”, “E”, “F” and “G”, the option price is set as the closing price on the business day preceding the grant date on the stock exchange which has the highest trading volume. Our Nomination and Remuneration Committee (formerly, the Compensation Committee) has issued options under these plans several times since January 2000. Stock options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0 percent, 30.0 percent and 40.0 percent on each of the three successive anniversaries following the date of grant, stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50.0 percent on each of the two successive anniversaries following the date of grant, those granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant, stock options granted under ESOS-016 to ESOS-018 vest at the rate of 75.0 percent and 25.0 percent on each of the two successive anniversaries following the date of grant, stock options granted under ESOS-019 to ESOS-026 vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent on each of the three successive anniversaries, stock options granted under ESOS-027 and ESOS-028 vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent at intervals of fifteen months, twenty-seven months and thirty –nine months, options granted under ESOS-029 to ESOS-32 vest at the rate of 35.0 percent, 30.0 percent, 20.0 percent and 15.0 percent on each of the four successive anniversaries and ESOS-33 to ESOS 35 vest at the rate of 25.0 percent on each of the four successive anniversaries. All of the above are subject to standard vesting conditions. In fiscal 2021, 29.4 million equity shares having a face value of Rs. 1.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs. 29.4 million and the share premium by Rs. 17,571.5 million. As of March 31, 2021, 168,168,760 options convertible to equity shares of Rs. 1.0 each were outstanding.
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
Controls and Procedures
Disclosure Controls and Procedures
The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2021. Based on this evaluation, our Principal Executive Officer, Mr. Sashidhar Jagdishan, and our Principal Financial Officer, Mr. Srinivasan Vaidyanathan, have concluded that our disclosure controls and procedures, as defined in Rules13a-15(e) and15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), are effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions about required disclosure.
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

Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

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
Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2021. In conducting its assessment, management based its evaluation on the framework contained in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2021. Our independent registered public accounting firm, KPMG Assurance and Consulting Services LLP (“KPMG”), has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements, and (2) the effectiveness of our internal controls over financial reporting as of March 31, 2021.
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
Code of Ethics
We have a written Code of Ethics, which is applicable to the Board Members and officials of the Bank one level below the Board. We believe the code constitutes a “code of ethics”, as defined in Item 16B of Form20-F. We will provide a copy of such Code of Ethics to any person without charge upon request. Requests may be made by writing to shareholder.grievances@hdfcbank.com.
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

Principal Accountant Fees and Services
The following table sets forth, for the fiscal years indicated the fees pertaining to our principal accountant and its associated entities for various services provided during these periods:

	Fiscal Year Ended
Type of Services	March 31, 2020	March 31, 2021	Description of Services
	(in millions)
Audit services	Rs. 50.8	Rs. 61.7	Audit of financial statements
Audit-related services	5.1	6.7	Limited review
Tax services	—	—	Tax services
Other services	5.7	2.5	Certification/other services
Total	Rs. 61.6	Rs. 70.9
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
Compliance with NYSE Listing Standards on Corporate Governance
We are incorporated under the Companies Act and our equity shares are listed on the BSE Limited (formerly known as Bombay Stock Exchange Limited) and the National Stock Exchange of India Limited, which are the major stock exchanges in India. Our corporate governance framework is in compliance with the Companies Act, the regulations and guidelines of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) and the requirements of the listing agreements entered into with the Indian stock exchanges (“Listing Agreement”). We also have American Depositary Shares (“ADSs”) listed on the New York Stock Exchange (the “NYSE”).
Companies listed on the NYSE must comply with certain standards of corporate governance set forth in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers, as the term is defined in Rule3b-4of the Exchange Act, are permitted to follow home country practices in lieu of the provisions of this Section 303A, except that foreign private issuers are required to comply with the requirements of Sections 303A.06, 303A.11 and 303A.12(b) and (c) of the NYSE’s Listed Company Manual. As per these requirements, a foreign private issuer must:

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

No listed entity shall appoint a person or continue the directorship of any person as a non-executive director who has attained the age of seventy five years unless a special resolution is passed to that effect, in which case the explanatory statement annexed to the notice for such motion shall indicate the justification for appointing such a person.

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

With effect from April 1, 2022 the top 500 listed entities shall ensure that the Chairperson of the board of such listed entity shall: (a) be a non-executive director; (b) not be related to the Managing Director or the Chief Executive Officer as per the definition of the term “relative” defined under the Companies Act, 2013 (this is be applicable to the listed entities which do not have any identifiable promoters as per the shareholding pattern filed with stock exchanges. The top 500 entities shall be determined on the basis of market capitalisation, as at the end of the immediate previous financial year.

The requirements under the SEBI Listing Regulations which become applicable to a listed entity on the basis of market capitalization criteria continue to apply to such entity even if when it falls below the specified threshold.

A director must meet certain criteria in order to qualify as “independent”. An NYSE listed company must disclose the identity of its independent directors and the basis upon which it is determined that they are independent. [NYSE Listed Company Manual Section 303A.02 ]	A director must meet certain criteria in order to qualify as “independent”.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [ NYSE Listed Company Manual Section 303A.03 ]
The board of directors of a listed company must meet at least four times a year, with a maximum time gap of 120 days between any two meetings. In March 2020, and June 2020, SEBI relaxed this requirement for meetings held between the period of December 1, 2019 and July 31, 2020. In May 2021, the Ministry of Corporate Affairs, Government of India has permitted that the gap between two consecutive board meetings be extended to 180 days for quarters ended June 2021 and September 2021. No corresponding circulars have been issued by SEBI as of date.

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

Listed companies in India are not required to constitute a separate corporate governance committee. The Companies Act 2013 and the SEBI Listing Regulations prescribe the corporate governance requirements which include, inter alia,
obligations regarding the appointment of internal auditors, the constitution of the board of directors as per the prescribed composition and the constitution of an audit committee and nomination and remuneration committee.

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

Internal Audit Function

An NYSE listed company needs to have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. A company may choose to outsource this function to a third-party service provider other than its independent auditor. [NYSE Listed Company Manual Section 303A.07 ]	A listed company must appoint an internal auditor to conduct an internal audit. The auditor must review the accounts of the company and submit a report along with financial statements of the company placed before the company in a general meeting. It is the role of the audit committee to review the adequacy of the company’s internal audit function and all internal audit reports relating to internal control weaknesses of the company. The audit committee should also evaluate the internal financial controls and risk management systems of the company.

In addition, a listed company must put in place procedures to inform board members about risk assessment and minimization procedures. The board of directors is responsible for framing, implementing and monitoring the company’s risk assessment and minimization plan. Further, the top 1,000 listed companies (determined on the basis of market capitalization as at the end of the immediately previous financial year) must establish a risk management committee, and define the roles and responsibilities of the risk management committee. The risk management committee must consist of at least three members with a majority of them being board members, including at least one independent director and where a listed company has equity shares with superior voting rights issued and outstanding, at least two-thirds of the committee members are required to be independent directors.

The board may delegate the monitoring and review of the risk management plan to the risk management committee.

Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. [NYSE Listed Company Manual Section 303A.08]	Under the SEBI (Share Based Employee Benefits) Regulations, 2014, shareholders’ approval is required for all equity compensation plans and material revisions thereto.

Corporate Governance Guidelines/Code of Ethics

An NYSE listed company needs to adopt and disclose corporate governance guidelines. [NYSE Listed Company Manual Section 303A.09]	A listed company is required to comply with all mandatory corporate governance requirements as prescribed under the Companies Act, 2013 and the SEBI Listing Regulations, and disclose such compliance to stock exchanges in the corporate governance report contained in the listed company’s annual report. The listed company should also state in its annual report the extent to which it has complied with the non-mandatory corporate governance requirements.

An NYSE listed company needs to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Listed Company Manual Section 303A.10]	A listed company needs to adopt a code of conduct (or code of ethics), which is applicable to all members of the board of directors and senior management. The company’s annual report and the yearly compliance report on corporate governance must both disclose any non-compliance with any requirement of the compliance report on corporate governance and contain a declaration signed by the chief executive officer stating that all board members and senior management personnel have complied with the code of conduct.

Certifications as to Compliance

The CEO of each NYSE listed company has to certify on an annual basis that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards. This certification, as well as the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, must be disclosed in the company’s annual report to shareholders. [NYSE Listed Company Manual Section 303A.12]	The CEO and the CFO are required to provide an annual certification on the true and fair view of the company’s financial statements and compliance with existing accounting standards, applicable laws and regulations. In addition, a listed company is required to submit a quarterly compliance report and an annual corporate governance report to stock exchanges which must include a certificate from either the auditors or the practicing company secretary regarding the company’s compliance with the conditions of corporate governance. A listed company is also required to submit a secretarial compliance report to stock exchanges annually.

Posting of Charters and Guidelines on Website

An NYSE listed company is required to post the charters of its audit, compensation, and nominating/corporate governance committees, its corporate governance guidelines, and its code of business conduct and ethics on the company’s website, and to state in its proxy statement or annual report that these documents are so posted. The listed company’s website address must be included in such postings. [NYSE Listed Company Manual Sections 303A.04, 303A.05, 303A.07, 303A.09 and 303A.10]	A listed company must maintain a functional website containing information about the company including, inter alia, information regarding the composition of various board committees, the company’s code of conduct, details of certain of its policies, a copy of the annual report and contact information.

Memorandum and Articles of Association
Our main objective is to carry on banking and related activities. Our objective and purpose can be found in clauses A and B of our Articles.
Under the Articles, a director may not vote, participate in discussions or be counted for the purpose of a quorum with respect to any decision relating to whether we will enter into any contract or arrangement if the director is directly or indirectly interested in such contract or arrangement. The Board of Directors may not hold meetings in the absence of a quorum. Under the Companies Act, the quorum for meetings of the Board is one-third of the total number of directors (any fraction contained in that one-third being rounded off as one) or two directors, whichever is higher. However, where the number of interested directors is equal to or exceeds two-thirds of the total number of directors present, the remaining number of directors (
i.e.,
directors who are not interested) present at the meeting, being not less than two, will constitute the quorum during such time. Pursuant to the Companies Act, our directors have the power to borrow money for business purposes only with the consent of the shareholders (with certain limited exceptions) through a special resolution (with three-fourths majority).
Sections 172 to 187 of the Articles set forth certain rights and restrictions relating to dividend distributions. One of these restrictions is that dividends may be approved only at a general meeting of shareholders, but in no event in an amount greater than the amount recommended by the Board of Directors.
Subject to the Companies Act, the profits of a company are divisible among shareholders in proportion to the amount of capital paid up on the shares held by those shareholders. In the event of liquidation, any surplus will be distributed in proportion to the capital paid up or which ought to have been paid up on the shares held by the shareholders at the time of commencement of the winding-up. The Board of Directors may make calls on shareholders in respect of all money unpaid on the shares held by them and not by the conditions of allotment thereof.
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

PRINCIPAL SHAREHOLDERS
The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2021 by:

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
We were founded by our promoter HDFC Limited, a housing finance company in India. As of March 31, 2021, HDFC Group held an aggregate of 21.1 percent of our equity shares.

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC Group	1,164,625,834	21.1%
Directors and relatives	4,067,984	0.1%
One ADS is represented by three equity shares. The ADSs are represented by underlying equity shares. As on March 31, 2021, Indian equity shares totaling 1,028,115,525 were held in the form of ADSs and constituted 18.65 percent of the Bank’s capital. In our records, the depositary, JPMorgan Chase Bank, N.A., was the only shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

RELATED PARTY TRANSACTIONS
The following is a summary of transactions we have engaged in with our promoter and principal shareholder, HDFC Limited, and its subsidiaries and other related parties, including those in which we or our management have a significant equity interest.
All transactions with HDFC group companies and the other related parties listed below are on terms that we believe are as favorable to us as those that could be obtained from a non-affiliated third-party in an arm’s-length transaction. In addition, the RBI guidelines stipulate that we can only transact business with HDFC Limited and its affiliates on an arm’s-length basis.
Housing Development Finance Corporation Limited (“HDFC Limited”)
Home Loans
We participate in the home loan business by sourcing loans for HDFC Limited. Under this arrangement, HDFC Limited approves and disburses the loans, which are kept on the books of HDFC Limited, and we are paid a sourcing fee. We also have an option but not an obligation to purchase up to 70 percent of the fully disbursed home loans sourced under this arrangement. During fiscal 2021, we purchased home loans aggregating Rs. 189,797.8 million from HDFC Limited under the above arrangement, some of which qualified as priority sector advances. We earned Rs. 3,045.4 million from HDFC Limited in fiscal 2021 as fees for selling these loans. We paid Rs. 5,693.1 million to HDFC Limited towards administration and servicing of these loans. An amount of Rs. 1,387.5 million was receivable from HDFC Limited as of March 31, 2021. An amount of Rs. 1,109.0 million was payable to HDFC Limited as of March 31, 2021.
Property
We have facilities located on properties owned or leased by HDFC Limited. In fiscal 2021, we paid an aggregate of Rs. 24.4 million as rental fees, maintenance and service charges to HDFC Limited for use of these properties. As of March 31, 2021, an amount of Rs. 1.5 million was payable to HDFC Limited. We believe that we pay market rates for these properties. As of March 31, 2021, HDFC Limited held a deposit of Rs. 3.2 million that we have paid to secure these leased properties.
Other Transactions
We also enter into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2021 were Rs. 77,574.9 million and Rs. 833.0 million, respectively. We have issued guarantee of Rs. 4.0 million on behalf of HDFC Limited. We earned Rs.19.9 million by rendering of various services to HDFC Limited. As of March 31, 2021, an amount of Rs. 0.2 million was receivable from HDFC Limited towards these services.
HDFC Life Insurance Company Limited (“HDFC Life”)
In fiscal 2021, we paid HDFC Life Rs. 1,687.6 million as our contribution towards superannuation, gratuity and insurance premiums. In the same period, we received fees and commissions from HDFC Life aggregating Rs. 17,941.6 million for the sale of insurance policies and other services. As of March 31, 2021, Rs. 1,391.1 million was receivable from HDFC Life. During fiscal 2021, we received Rs. 29,082.9 million for debt securities sold to HDFC Life and we paid Rs. 114.3 million for debt securities purchased from HDFC Life. As of March 31, 2021, HDFC Life had invested Rs. 200.0 million in the Bank’s Tier II bonds.
HDFC Asset Management Company Limited (“HDFC AMC”)
In fiscal 2021, we earned Rs. 2.9 million fees from HDFC AMC for the distribution of units of mutual funds and other services rendered. As of March 31, 2021, an amount of Rs. 0.2 million was receivable from HDFC AMC.

HDFC Ergo General Insurance Company Limited (“HDFC Ergo”)
During fiscal 2021, pursuant to the scheme sanctioned by the National Company Law Tribunal (“NCLT”) and approved by the Insurance Regulatory and Development Authority of India (“IRDAI”), HDFC Ergo Health Insurance Limited was merged with HDFC Ergo. We paid Rs.1,168.7 million in insurance premiums to HDFC Ergo in fiscal 2021. During fiscal 2021, we received Rs. 1,811.6 million for the sale of insurance policies and other services rendered. As of March 31, 2021, an amount of Rs. 161.9 million was receivable from HDFC Ergo for the sale of insurance policies and other services rendered. As of March 31, 2021, HDFC Ergo had invested Rs. 200.0 million in the Bank’s Tier II bonds. We have given a guarantee of Rs. 28.3 million on behalf of HDFC Ergo. During fiscal 2021, we received Rs. 368.2 million for debt securities sold to HDFC Ergo.
HDFC Credila Financial Services Limited (“Credila”)
During fiscal 2021, we earned Rs. 44.6 million fees from Credila for sourcing education loans. As of March 31, 2021, Rs. 15.2 million was receivable from Credila. We also enter into foreign exchange transactions with Credila. The notional principal amount in respect of foreign exchange contracts outstanding as of March 31, 2021 was Rs. 1.8 million.
HDFC Pension Management Company Limited (“HDFC PMC”)
We have given a guarantee of Rs. 16.0 million on behalf of HDFC PMC, which is a subsidiary of HDFC Life.
Key Management Personnel (“KMP”)
As on October 26, 2020, Mr. Aditya Puri retired from services of the bank as Managing Director and Mr. Sashidhar Jagdishan was appointed as Managing Director and Chief Executive Officer, effective October 27, 2020. In fiscal 2021, we paid total remuneration of Rs. 224.8 million to KMPs, consisting of Mr. Aditya Puri, our former Managing Director, Mr. Sashidhar Jagdishan, our current Managing Director and Chief Executive Officer and Mr. Kaizad Bharucha, our Executive Director. In the same fiscal year, we paid Rs.1.4 million to Mr. Kaizad Bharucha, as rent for his residential accommodation. As of March 31, 2021, the outstanding balance of the loans given to Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha were Rs. 5.3 million and Rs. 3.9 million, respectively.
Salisbury Investments Private Limited (“Salisbury Investments”)
In fiscal 2021, we paid rent of Rs. 3.8 million for residential accommodation of our former Managing Director to Salisbury Investments, in which the relatives of our former Managing Director held a stake. Salisbury Investments ceased to be a related party with effect from October 26, 2020 due to the retirement of our former Managing Director.

TAXATION
Indian Taxation
The following is a summary of the principal Indian tax consequences for non-resident investors of the ADSs and the equity shares issuable on surrender of ADSs for equity shares (conversion). The summary is based on the provisions of Section 115AC and other applicable provisions of the Income Tax Act, 1961 (43 of 1961) (Indian Income Tax Act) and the Depositary Receipt Scheme, 2014 promulgated by the Government of India (the “Depositary Receipt Scheme”) (together, the “Section 115AC Regime”). Further, it only addresses the tax consequences for persons who are non-residents, as defined in the Indian Income Tax Act, who acquire ADSs or equity shares (upon conversion) and who hold such ADSs or equity shares (upon conversion) as capital assets as per the Indian Income Tax Act, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary assumes that the person continues to remain a non-resident when income by way of dividends and capital gains is earned.
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
Taxation of Distributions
Prior to April 1, 2020 Indian companies distributing dividends were subject to a dividend distribution tax on the amount of any dividends distributed. The Finance Act 2020 amended Section 115-O of the Indian Income tax Act such that Indian companies are no longer required to pay dividend distribution tax on dividends declared, distributed or paid (whichever is earlier) after March 31, 2020. However, such dividends received on our shares are no longer tax-exempt to recipient under Section 10(34) of the Indian Income Tax Act (other than those where tax under section115-O or 115BBDA has been already paid).
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
The U.S. government has expressed concerns that parties to whom ADSs are released before the underlying shares are delivered to the depositary(“pre-release”), or intermediaries in the chain of ownership between holders of ADSs and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends that constitute qualified dividend income received by certain non-corporate holders. Accordingly, the availability of the reduced tax rate for qualified dividend income received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.
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
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Internal Revenue Code (provisions commonly known as FATCA) impose (a) certain reporting and due diligence requirements on foreign financial institutions and (b) potentially require such foreign financial institutions to deduct a 30.0 percent withholding tax from (i) certain payments from sources within the United States and (ii) “foreign pass thru payments” (which is not yet defined in current guidance) made to certain non-U.S. financial institutions that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. The United States has entered into a number of IGAs with other jurisdictions with respect to FATCA which may modify the operation of this withholding. The Bank as well as relevant intermediaries such as custodians and depositary participants are classified as financial institutions for these purposes. Given that India has entered into a Model 1 IGA with the United States for giving effect to FATCA, Indian financial institutions such as the Bank are also required to comply with FATCA, based on the terms of the IGA and relevant rules made pursuant thereto.
Under current guidance it is not clear whether or to what extent payments on ADSs or equity shares will be considered “foreign pass thru payments” subject to FATCA withholding or the extent to which withholding on “foreign pass thru payments” will be required under the applicable IGA. Investors should consult their own tax advisers on how the FATCA rules may apply to payments they receive in respect of the ADSs or equity shares.
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
Being licensed by the RBI, we are regulated and supervised by the RBI. It requires us to furnish statements, information and certain details relating to our business. The RBI has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing and restructured assets among others. The RBI has set up a Board for Financial Supervision, under the chairmanship of its Governor, with the primary objective of undertaking consolidated supervision of the financial sector comprised of commercial banks, financial institutions and NBFCs. This Board oversees the functioning of the Department of Banking Supervision, Department of Non-Banking Supervision and Financial Institutions Division of the RBI and gives directions relating to regulatory and supervisory issues.
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
In November 2014, RBI released guidelines on licensing of payments banks (“Payments Banks Guidelines”) and small finance banks (“Small Finance Banks Guidelines”) in the private sector. The objective of setting up of payments banks is to further financial inclusion by providing (i) small savings accounts and (ii) payments/remittance services to migrant labor workforce, low income households, small businesses, other unorganized sector entities and other users. Previously payments banks were allowed to accept deposits of up to Rs. 100,000; recently, the RBI enhanced the end-of-day maximum balance limit to Rs. 200,000 per individual customer of the respective payments bank. Payments banks are not allowed to undertake lending activities or issue credit cards. In August 2015, the RBI gave in-principle approvals to 11 applicants to set up payments banks. The objective of setting up small finance banks is to further financial inclusion by (i) providing savings vehicles, and (ii) supplying credit to small business units; small and marginal farmers; micro and small industries; and other unorganized sector entities, through high-tech and low-cost operations. Small finance banks primarily undertake basic banking activities, such as the acceptance of deposits and lending to unserved and underserved sections of society, including small business units, small and marginal farmers, micro and small industries and unorganized sector entities, with no restriction in their area of operations. The minimum paid-up equity capital requirement for such banks is Rs. 1,000.0 million. The foreign shareholding in payments banks would be as per the FDI policy for private sector banks, as amended from time to time. In September 2015, the RBI granted “in-principle” approval to ten applicants to set up small finance banks. All 10 applicants received their final license.

The guidelines issued in 2014 stated that after gaining experience in dealing with small finance banks, the RBI would consider “on-tap” licensing of these banks. Accordingly, in December 2019, the RBI released guidelines for “on-tap” licensing of small finance banks (the “December 2019 Guidelines”). Further, the RBI, in its circular dated March 28, 2020, issued certain modifications to the Payments Bank Guidelines and the Small Finance Banks Guidelines to harmonize them with the December 2019 Guidelines. The December 2019 Guidelines stated that a Standing External Advisory Committee (“SEAC”) comprising eminent persons with experience in banking, financial sector and other relevant areas, will evaluate the applications and that the constituent members of the SEAC will be announced by the RBI. In March 2021, the RBI announced the constituent members of the SEAC, who will have a tenure of three years.
In August 2016, the RBI released the guidelines for “on-tap” licensing of universal banks in the private sector. The guidelines aim at moving from the current “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or “on-tap” licensing regime. Among other things, the new guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the new guidelines make the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities. As of April 15, 2021, four entities had applied for licenses to set up universal banks, pursuant to these guidelines.
In May 2016, the RBI also issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The guidelines specify the following ownership limits for shareholders based on their categorization:

(i)
In the case of individuals and non-financial entities (other than promoters/promoter group), 10.0 percent of the paid-up capital. However, in the case of promoters being individuals and non-financial entities in existing banks, the permitted promoter/promoter group shareholding shall be as prescribed under the February 2013 guidelines,
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

In June 2020, the RBI set up an internal working group to examine and review the extant licensing and regulatory guidelines relating to ownership and control, corporate structure of private sector banks and other related issues. The group submitted its report in October 2020, and some of the key recommendations are as follows: (i) the cap on promoters’ stakes over the course of 15 years may be raised from the current level of 15.0 percent to 26.0 percent of the paid-up voting equity share capital of the bank; (ii) the RBI may introduce regulations in relation to the issuance of ADRs and GDRs by banks, which ensure that such issuances are not used by dominant shareholders to indirectly enhance their voting power, including mandating prior approval by the RBI before entering into agreements with depositories, requiring a provision in the depository agreement assigning no voting rights to depositories; and a mechanism for disclosure of the details of the ultimate depository receipt holders so that indirect holdings can be disclosed along with direct holdings; (iii) large corporate/industrial houses may be allowed as promoters of banks only after necessary amendments to the Banking Regulations Act, 1949; (iv) NOFHCs should continue to be the preferred structure for all new licenses to be issued for Universal Banks. However, NOFHC structures should be mandatory only in cases where the individual promoters, promoting entities and converting entities have other group entities; and (v) listing requirements for small finance banks, payments banks and universal banks.
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
Under the guidelines for “on-tap” licensing of universal banks in the private sector, the RBI has made the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities. Under the December 2019 Guidelines, if there is an intermediate company between the promoting entity and the small finance bank, such an intermediate company should be a NOFHC. However, if the small finance bank is set up under a holding company structure without a NOFHC, such holding company is required to be registered as a NBFC CIC with the RBI.
In a report submitted by the internal working group of the RBI in October 2020, certain recommendations were made relating to NOFHCs, including: (i) NOFHCs should continue to be the preferred structure for all new licenses to be issued for universal banks. However, NOFHC are mandatory only in cases where the individual promoters, promoting entities, and converting entities have other group entities; (ii) while banks licensed before 2013 may move to an NOFHC structure at their discretion, once the NOFHC structure attains a tax-neutral status, all banks licensed before 2013 must move to the NOFHC structure within 5 years from announcement of tax-neutrality; (iii) until the NOFHC structure is made feasible and operational, the concerns with regard to banks undertaking different activities through subsidiaries, joint ventures or associates should be addressed through suitable regulations; and (iv) banks currently under the NOFHC structure may be allowed to exit from such a structure if they do not have other group entities in their corporate structure.
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
The RBI, with effect from September 19, 2013, granted general permission to domestic scheduled commercial banks like us to open banking outlets in Tier 1 to Tier 6 centers, subject to reporting to the RBI and prescribed conditions such as (i) at least 25 percent of the total number of banking outlets opened during the fiscal year must be opened in unbanked rural (Tier 5 and Tier 6) centers, which are defined as centers that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions; and (ii) the total number of banking outlets opened in Tier 1 centers during a fiscal year cannot exceed the total number of banking outlets opened in Tier 2 to Tier 6 centers and all centers in the north eastern states of India and the state of Sikkim. The RBI also permitted banks to open banking outlets in Tier 1 centers over and above the number permitted in accordance with the paragraph above, as an incentive for opening more banking outlets in underbanked districts of underbanked States, subject to specified conditions.
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
In May 2017, the RBI has further liberalized the branch authorization policy. Some of the key changes made pursuant to the revised guidelines are as follows:

•
A concept of “banking outlets” has been introduced. A banking outlet for a domestic scheduled commercial bank has been defined as a fixed point service delivery unit, manned by either bank’s staff or its business correspondent where services of acceptance of deposits, encashment of checks/cash withdrawal or lending of money are provided for a minimum of four hours per day for at least five days a week.

•
At least 25.0 percent of the total number of “banking outlets” opened during a financial year must be opened in unbanked rural centers (Tier 5 and Tier 6). The definition of unbanked rural centers has been modified to mean a rural (Tier 5 and Tier 6) center that does not have a CBS enabled banking outlet of a scheduled commercial bank.

•	The restriction on the number of banking outlets that may be opened in Tier 1 centers has been removed.
Appointment of auditors
The appointment of the auditors of banks is subject to the approval of the RBI. The RBI can direct a special audit in the interest of the depositors or in the public interest. In April 2021, the RBI issued guidelines for the appointment of statutory central auditors (“SCAs”) and statutory auditors (“SAs”) of commercial banks (excluding regional rural banks (“RRBs”)) pursuant to which the commercial banks are required to receive prior approval from the RBI for the appointment of SCAs and SAs. The guidelines provide eligibility criteria for SCAs and SAs, and also provide the number of joint auditors a bank is required to appoint based on its assets size.
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
Under these guidelines, we were required to maintain a minimum ratio of capital to risk-adjusted assets and off-balance sheet items of 9.0 percent, at least 6.0 percent of which must be Tier I capital. Until March 31, 2013, we were also required to ensure that our Basel II minimum capital requirement continued to be higher than the prudential floor of 80.0 percent of the minimum capital requirement computed as per the Basel I framework for credit and market risks. In May 2013, the RBI withdrew the requirement of parallel run and prudential floor for implementation of Basel II vis-à-vis Basel I.

In May 2012, the RBI released guidelines on implementation of Basel III capital regulations in India with effect from April 1, 2013. The RBI has also issued a master circular on “Basel III Capital Regulations” consolidating all relevant guidelines on Basel III. The key items covered under these guidelines include: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) graded enhancement of the total capital requirement; (iv) introduction of capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference share will not be considered a part of CET-I capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through conversion/write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-CET-I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Under the Basel III capital regulations, the capital funds of a bank are classified into CET-I, Additional Tier I(“AT-I”) and Tier II capital. Tier I capital, comprised of, among others, CET-I and AT-I, provides the most permanent and readily available support against unexpected losses. CET-I capital is comprised of paid-up equity capital and reserves consisting of any statutory reserves, free reserves and capital reserves. By its circular dated March 2016, the RBI has allowed banks, at their discretion, to include foreign currency translation reserves arising due to the translation of financial statements of their foreign operations in terms of Accounting Standard (“AS”) 11 as CET-I capital at a discount of 25.0 percent, subject to certain conditions. Further, the RBI has permitted deferred tax assets which relate to timing differences (other than those related to accumulated losses) to be recognized in the CET-I capital up to 10.0 percent of a bank’s CET-I capital, at the discretion of banks (instead of full deduction from CET-I capital), subject to certain terms and conditions.
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
The Basel III capital regulations require a bank to maintain a minimum CET-I capital ratio of 5.5 percent, a minimum Tier I capital ratio of 7.0 percent and a capital conservation buffer of 2.5 percent of its risk weighted assets with the minimum overall capital adequacy ratio of 9.0 percent of its risk weighted assets. The transitional arrangements for the implementation of Basel III capital regulations in India began from April 1, 2013, and the guidelines were to be fully phased-in and implemented as of March 31, 2019. In January 2019, the RBI has decided to defer the implementation of the last tranche of the capital conservation buffer from March 31, 2019 to March 31, 2020. In response to the COVID-19 pandemic, the RBI has further deferred the implementation of the last tranche of the capital conservation buffer to October 1, 2021. See also “
The COVID-19 pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
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

The RBI has prescribed a matrix of risk weights varying from 35.0 percent to 75.0 percent (since revised to a maximum of 50.0 percent for loans sanctioned on or after June 7, 2017) for individual housing loans based on the size of the loan and the loan-to-value ratios. In October 2020, as a countercyclical measure, the RBI decided to rationalize the risk weights, irrespective of the amount. The risk weights for all new housing loans to be sanctioned on or after October 16, 2020 and up to March 31, 2022 would be required to be 35.0 percent for the loan to value ratio of less than and equal to 80.0 percent, and 50.0 percent for loan to value ratio of greater that 80.0 percent and less than and equal to 90.0 percent. In relation to the retail portfolio, retail claims were required to be assigned a risk-weight of 75.0 percent, except as provided otherwise by the RBI for non-performing assets. “Low value of individual exposures” was one of the four qualifying criteria which prescribed that the maximum aggregated retail exposure to one counterparty shall not exceed the absolute threshold limit of Rs. 50.0 million. In order to reduce the cost of credit for this segment, which consists of individuals and small businesses (i.e. with turnover of up to Rs. 500.0 million), and also to harmonize the maximum exposure limit with the existing RBI regulations on the Basel III framework, the RBI increased threshold limit for aggregated retail exposure to a counterparty to Rs.75.0 million from October 12, 2020. The risk weight of 75.0 percent would apply to all fresh exposures and also to existing exposures where incremental exposure may be taken by the banks up to the revised limit of Rs. 75.0 million. Consumer credit, including personal loans, but excluding credit card receivables carry a risk weight of 100.0 percent or higher corresponding to the rating of the exposure, or lack of such rating. The risk weight for capital markets exposure and credit card receivables is 125.0 percent, or higher corresponding to the rating of the exposure, or lack of such rating. Exposure to venture capital funds are risk weighted at 150.0 percent. Other loans/credit exposures are risk-weighted based on their ratings or turnover. The RBI has also prescribed detailed guidelines for the capital treatment of securitization exposures. The RBI requires banks in India to compute the capital requirements for operational risk under the “Basic Indicator Approach”. Under this approach, banks must hold capital for operational risk equal to the average over the previous three years of a fixed percentage of positive annual gross income. The BCBS has set this percentage at 15.0 percent, which has been followed by the RBI.
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
A lower pre-specified trigger at CET-I of 5.5 percent of risk weighted assets will apply and remain effective before October 1, 2021; from this date the trigger will be raised to CET-I of 6.125 percent of risk weighted assets for all such instruments. Additional Tier I instruments issued on, or after, October 1, 2021 will have only one pre-specified trigger of CET-I of 6.125 percent of risk weighted assets. The capital requirement, including the capital conservation buffer and the additional requirement for D-SIBs, will be 11.7 percent once these guidelines are fully phased in. In September 2014, the RBI reviewed its guidelines on Basel III capital regulations with a view to facilitate issuance of non-equity regulatory capital instruments by banks under Basel III framework. Accordingly, certain specific eligibility criteria of such instruments were amended. These amendments were also intended to incentivize investors and to increase the investor base.
Domestic Systemically Important Banks
In July 2014, the RBI released a framework for dealing with domestic systemically important banks(“D-SIBs”). The D-SIB framework requires that the RBI disclose the names of banks designated as D-SIBs. Banks identified as systemically important based on their size, interconnectedness in the financial system, complexity and lack of readily available substitutes or financial infrastructure would be required to maintain additional CET-I capital ranging from 0.2 percent to 1.0 percent of risk-weighted assets(“RWAs”). D-SIBs may implement the increased capital requirement in a phased manner from April 2016 to April 2019. Our Bank has been classified as a domestic systemically important bank by the RBI during fiscal 2018. The higher capital requirements under the bucketing structure, as provided in the D-SIB Framework, in the form of additional CET-I, were phased-in beginning on April 1, 2018, and became fully effective from April 1, 2019. The RBI, in its circular dated June 28, 2019, reduced the minimum leverage ratio from 4.5 percent to 4.0 percent for D-SIBs and 3.5 percent for other banks, with effect from October 1, 2019. In its press release dated January 2021, the RBI has confirmed that the Bank continues to be a D-SIB with an additional CET-I requirement of 0.2 percent (making the Bank’s aggregate capital requirement 11.7 percent).
Countercyclical Capital Buffer
In February 2015, the RBI released guidelines for implementation of Countercyclical Capital Buffer (“CCCB”). The CCCB regime requires banks to build up a buffer of capital in good times which may be used to maintain flow of credit to the real sector in difficult times. It also achieves the broader macro-prudential goal of restricting the banking sector from indiscriminate lending in the periods of excess credit growth that have often been associated with the building up of system-wide risk. While the framework for CCCB has taken effect, the activation of CCCB will take place when notified by the RBI. Some of the key points mentioned in the guidelines are as follows: (i) CCCB may be maintained in the form of CET I capital or other fully loss absorbing capital only, and the amount of the CCCB may vary from 0.0 percent to 2.5 percent of total risk weighted assets of the banks; (ii) the CCCB decision would normally be pre-announced with a lead time of four quarters; however, depending on the CCCB indicators, the banks may be advised to build up the requisite buffer in a shorter time period; and (iii) banks will be subject to restrictions on discretionary distributions (including dividend payments, share buybacks and staff bonus payments) if they do not meet the requirement on CCCB. The RBI has not activated the CCCB as yet and in its notification dated April 19, 2021, has stated that it is not necessary to activate CCCB at this point in time.

Loan Loss Provisions and Non-Performing Assets
The RBI has issued guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. Whereas our consolidated financial statements are prepared in accordance with U.S. GAAP, loan loss provision is made in accordance with ASC 326 and ASC 450 and as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and under Note 2, “Summary of Significant Accounting Policies—Allowance for credit losses” to our consolidated financial statements. The principal features of the RBI guidelines are set forth below. It should be noted that in light of the impact of the COVID-19 pandemic, the RBI relaxed certain requirements including in relation to asset classification, provisioning and restructuring of loans. See also “
COVID-19 Regulatory Package
” below.
Non-Performing Assets
An asset, including a leased asset, becomes non-performing when it ceases to generate income for the bank.
The RBI guidelines stipulate the criteria for determining and classifying a non-performing asset (“NPA”). An NPA is a loan or an advance where:

•	interest and/or an installment of principal remain overdue (as defined below) for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order”(as defined below) in respect of an overdraft or cash credit for more than 90 days;

•	the bill remains overdue for a period of more than 90 days in the case of bills purchased and discounted;

•	the installment of principal or interest thereon remains overdue for two crop seasons for short duration crops;

•	the installment of principal or interest thereon remains overdue for one crop season for long duration crops;

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
In April 2021, the RBI clarified that in respect of borrower accounts which were not granted any moratorium under the RBI’s COVID-19 Regulatory Package, as explained in “—
COVID-19 Regulatory Package
” below, asset classification remains as per the regulations summarized above. In respect of borrower accounts which were granted a moratorium under the RBI’s COVID-19 Regulatory Package, the asset classification for the period from March 1, 2020 to August 31, 2020 would be governed in terms of RBI circulars summarized in “—
COVID-19 Regulatory Package
” below.
In September 2020, the RBI directed Indian banks to put in place or upgrade their systems by June 30, 2021, in order to ensure the completeness and integrity of the automated asset classification (classification of advances and investments as NPA/NPI), provisioning calculation and income recognition processes.
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

As a result of the impact of the COVID-19 pandemic, the RBI through its circulars from August 2020 and September 2020 issued certain guidelines in relation to the resolution of distressed assets, with the intent to facilitate the revival of real sector activities and mitigate the impact on the ultimate borrowers. The RBI provided a window under the prudential framework described above to enable lenders to implement a resolution plan in respect of (i) eligible corporate exposures without a change in ownership and (ii) personal loans, while classifying such exposures as “Standard”, subject to specified conditions. The lending institutions are permitted to provide resolution under such a facility only to borrowers who are experiencing financial distress as a result of COVID-19. The RBI also provided specific thresholds (ceilings or floors, as the case may be) for certain key ratios that should be considered by the lending institutions in the resolution assumptions with respect to an eligible borrower. In May 2021, on account of the resurgence of the COVID-19 pandemic in India, the RBI issued an additional set of measures broadly in line with the circulars referred to above. The RBI permitted lending institutions to offer a limited window to individual borrowers and small businesses to implement resolution plans in respect of their credit exposures while classifying the same as ‘Standard’ upon implementation of the resolution plan, subject to certain specified conditions. In respect of individuals which have availed themselves of business loans and small businesses where resolution plans had been implemented under the guidelines set out in the circular from August 2020 described above, lending institutions are permitted until September 30, 2021, as a one-time measure, to review the working capital sanctioned limits and/or drawing power based on a number of factors, including a reassessment of the borrower’s working capital cycle, a reduction in the borrower’s margins, without such review being treated as restructuring. By March 31, 2022, the margins and working capital limits will be restored to the levels set by the resolution plan implemented under the circular from August 2020. The circular also lists the disclosure requirements for the lending institutions with respect to the resolution plans implemented. In August 2020 and May 2021, the RBI also issued guidelines for the restructuring of existing loans to micro, small and medium enterprises classified as “Standard”, without a downgrade in the asset classification, subject to certain conditions.
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
Provisioning and Write-Offs
Provisions are based on guidelines specific to the classification of assets. The following guidelines apply to various asset classifications:
Standard Assets
Banks are required to make general provisions for standard assets for the funded outstanding on a global loan portfolio basis. The provisioning requirement for housing loans at teaser rates is 2.0 percent and will reduce to 0.40 percent after one year from the date on which the teaser rates are reset at higher rates if the accounts remain standard. In November 2012, the RBI increased the provisioning requirement for restructured standard assets from 2.0 percent to 2.75 percent. In May 2013, the RBI increased the provisioning requirement for all types of accounts restructured to 5.0 percent with effect from June 1, 2013. For the stock of restructured standard accounts as of May 31, 2013, this increase was required to be implemented in a phased manner by March 31, 2016. The provisioning requirements for other loans range from 0.25 percent to 1.0 percent on the outstanding loans based on the type of exposure. Derivative exposures, such as credit exposures computed as per the current marked to market value of the contract arising on account of the interest rate and foreign exchange derivative transactions and gold are subject to the same provisioning requirement applicable to the loan assets in the standard category of the concerned counterparties. All conditions applicable for the treatment of the provisions for standard assets would also apply to the aforesaid provisions for derivatives and gold exposures.
In February 2014, the RBI directed banks to form a JLF if the aggregate exposure of both fund-based and non-fund based facilities taken together of lenders in an account is Rs. 1,000.0 million and above and the account is reported by any of the lenders to CRILC as special mention account-2 (“SMA-2”). If the lenders fail to convene the JLF or fail to agree upon a common CAP within the stipulated time frame, the account will be subjected to accelerated provisioning of 5.0 percent if the account is classified as a standard asset in the accounts of the lenders. In October 2014, the RBI decided that accelerated provisioning will be applicable only to the lead Bank having responsibility to convene the JLF and not to all the lenders in the consortium or multiple banking arrangements. In case the lead Bank fails to convene the JLF, the Bank with the second-largest aggregate exposure shall convene the JLF.
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
Unsecured exposure is defined as an exposure where the realizable value of security, as assessed by the Bank, approved valuers or the RBI’s inspecting officers, is not more than 10.0 percent, ab initio
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
In May 2021, in order to mitigate the adverse impact of the COVID-19 pandemic on banks and as a measure to enable capital conservation, the RBI permitted banks to utilize 100.0 percent of their floating provisions and countercyclical provisioning buffer held by them as on December 31, 2020 for making specific provisions for non-performing assets with prior approval of their board of directors. The RBI clarified that such utilization was permitted to commence with immediate effect and to extend until March 31, 2022.
Provisioning Coverage Ratio
With a view to ensuring counter-cyclical provisioning in the banking system, the RBI mandated that banks should augment their provisioning cushions consisting of specific provisions against NPAs as well as floating provisions (to the extent not used at Tier II capital), and ensure that their total Provisioning Coverage Ratio (“PCR”), including the above floating provisions, is not less than 70.0 percent as of September 30, 2010. Under the current regime (i) the PCR of 70.0 percent may be computed with reference to the gross NPA position in the relevant banks as of September 30, 2010; (ii) the surplus of the provision under PCR over the amount required by the guidelines, would be treated as “countercyclical provisioning buffer”; and (iii) banks may utilize up to a prescribed percentage of the countercyclical provisioning buffer/floating provisions held by them for making specific provisions for NPAs during periods of system wide downturn, as per the policy approved by the bank’s board of directors. The RBI released a discussion paper on dynamic loan loss provisioning framework in March 30, 2012. The framework proposes to replace the existing standards of general provisioning and recommends that banks make provisions on their loan book based on historical loss experience for different asset classes. Banks can draw down from dynamic provisions during periods of downturn. The RBI has advised that the dynamic provision framework is expected to be in place with improvement in the system.

COVID-19 Regulatory Package
In view of the impact of the COVID-19 pandemic, the RBI has relaxed certain requirements, including in relation to asset classification, provisioning and the restructuring of loans. The below is a summary of the material regulations included in the COVID-19 regulatory package:

(i)	Rescheduling of payments:

•
In respect of all term loans (including agricultural term loans, retail and crop loans), all commercial banks (including regional rural banks, small finance banks and local area banks), co-operative banks, all-India financial institutions, and NBFCs (including housing finance companies) were permitted to grant a moratorium on the payment of all installments falling due between March 1, 2020 and August 31, 2020.

•
In respect of working capital facilities sanctioned in the form of cash credit/overdraft (“CC/OD”), lending institutions were permitted to defer the recovery of interest applied in respect of all such facilities during the period from March 1, 2020 up to August 31, 2020. Lending institutions were permitted, at their discretion, to convert the accumulated interest for the deferment period up to August 31, 2020, into a funded interest term loan (“FITL”), such being required to be repayable not later than March 31, 2021.

•
In respect of working capital facilities sanctioned in the form of CC/OD to borrowers facing financial difficulties as a result of the economic fallout of the pandemic, lending institutions were permitted to, as a one-time measure:

a)
recalculate the “drawing power” by reducing the margins until August 31, 2020. However, in all cases where such a temporary improvement in drawing power was considered, the margins were required to be restored to the original levels by March 31, 2021; or

b)	review the working capital sanctioned limits by March 31, 2021, based on a reassessment of the working capital cycle.
Based on an announcement by the Government, the RBI in October 2020 directed Indian banks and certain other lending institutions to implement an ex-gratia
interest payment scheme, under which certain loans, including home, auto, education, consumer durable, personal and Ministry of Micro, Small & Medium Enterprise loans, in an amount up to Rs. 20 million incurred before February 29, 2020 were not to be charged compound interest for the moratorium period between March 1, 2020 and August 31, 2020 and instead would only be charged simple interest. Lending institutions, including the Bank, were required to credit back to the borrower the difference between the simple interest and compound interest during the moratorium period on or before November 11, 2020. Subsequently, the lending institutions could claim reimbursement from the Government.
In addition to the
ex-gratia
interest payment scheme described above, in its circular from April 2021, the RBI directed all the relevant lending institutions to immediately put in place a board-approved policy to refund/adjust the “interest on interest” charged to the borrowers during the moratorium period (i.e., March 1, 2020 to August 31, 2020) in conformity with a judgment of the Indian Supreme Court. This relief would be available to all borrowers, including those who had availed themselves of working capital facilities during the moratorium period between March 1, 2020 and August 31, 2020, irrespective of whether such borrowers had fully, partially or not at all availed themselves of the moratorium.

(ii)	Asset classification and provisioning:

•
For the purpose of asset classification, all accounts classified as “Standard” as on February 29, even if overdue, the moratorium period, wherever granted, was to be excluded by the lending institutions from the number of days past due.

•
In respect of working capital facilities sanctioned in the form of CC/OD, the deferment period, wherever granted in respect of all facilities classified as Standard, including special mention accounts (“SMAs”), which are accounts that have the potential to become NPAs or stressed assets, as on February 29, 2020, were to be excluded for the determination of the out-of-order status.

•
The conversion of accumulated interest into a FITL and the changes in the credit terms permitted to borrowers outlined under “
Rescheduling of payments
” above, would not be treated as concessions granted due to financial difficulty of the borrower for the purposes of the prudential norms. Consequently, such a measure, by itself, would not result in an asset classification downgrade.

•
The rescheduling of payments, including interest, would not qualify as a default for the purposes of supervisory reporting and reporting to credit information companies (“CICs”) by the lending institutions. CICs must ensure that permitted actions taken by lending institutions as a consequence of the COVID-19 pandemic would not adversely impact the credit history of the borrowers.

•
In accordance with the provisions described above, with respect to accounts classified as Standard, but which have become overdue, and where the asset classification benefit has been extended, lending institutions were required to make general provisions equaling not less than 10.0 percent of the total outstanding value of such accounts. Such provisions were to be phased in over the course of two financial quarters as described below:

a)	Financial quarter ended March 31, 2020– not less than 5.0 percent; and

b)	Financial quarter ending June 30, 2020– not less than 5.0 percent.

•	These provisioning requirements were not to be used to arrive at net NPAs until they are adjusted against the actual provisioning requirements.

(iii)	Resolution of stressed assets

•
In respect of accounts which were within the review period as on March 1, 2020, the period from March 1, 2020 to August 31, 2020 would be excluded from the calculation of the 30-day timeline for the review period under the RBI’s guidelines. In respect of all such accounts, the residual review period would resume from September 1, 2020, upon expiry of which the lenders would have the usual 180 days for resolution.

•
In respect of accounts where the review period had been completed, but the 180-day resolution period had not expired as on March 1, 2020, the timeline for resolution was extended by 180 days from the date on which the 180-day period was originally set to expire.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies (“ARCs”)
The SARFAESI Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The RBI has also issued guidelines to banks on the process to be followed for the sale of financial assets to asset reconstruction companies. These guidelines provide that a Bank may sell financial assets to an asset reconstruction company provided the asset is an NPA. A Bank could also sell a standard asset only if (i) the asset is under consortium or multiple banking arrangement; (ii) at least 75.0 percent by value of the of the asset is classified as non-performing in the books of other banks and financial institutions; and (iii) at least 75.0 percent by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale of the asset to a securitization company or a reconstruction company. The banks selling financial assets must ensure that there is no known liability being transferred to them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks cannot sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0 percent, by value of the banks or financial institutions, accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash or bonds/debentures issued by the asset reconstruction company or trusts set up by it to acquire financial assets. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.
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
In July 2020, the RBI published a fair practices code for asset reconstruction companies to ensure transparency and fairness in their operation. The asset reconstruction companies registered with the RBI are advised to put in place a fair practices code duly approved by their board and publish the code in the public domain for the information of all stakeholders.
In April 2021, the RBI set up a committee to undertake a comprehensive review of the existing legal and regulatory framework applicable to ARCs and recommend measures to improve the effectiveness of ARCs, in particular the role of ARCs in the resolution of distressed assets, including under the Insolvency and Bankruptcy Code 2016.

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
In May 2012, the RBI revised the guidelines on transfer of assets through securitization and direct assignment of cash flows. These guidelines govern the securitization of debt obligations of a homogenous pool of obligors as well as the direct sale or transfer of a single standard asset. The roles of both the selling and purchasing banks have been defined more clearly. All on-balance sheet standard assets except those expressly disallowed in the guidelines are eligible for securitization subject to being held by the originating bank for a minimum holding period. The guidelines also prescribe a minimum retention requirement, i.e., the minimum part of the securitized debts that the originator is required to retain during the term of securitization. Overseas banking outlets of Indian banks cannot undertake securitization in other jurisdictions unless there is a minimum retention requirement in that jurisdiction. These requirements have been established to ensure that the originator exercises due diligence with regard to the securitized assets. The guidelines also establish the upper limit on the total retained exposure of the originator, the disclosures to be made by the originators, applicability of capital adequacy and asset classification and provisioning norms to these transactions. The norms also stipulate stress testing and extensive monitoring requirements on the purchased portfolios. Transactions which do not meet the requirements established by the guidelines will be assigned very high-risk weights under capital adequacy norms. The guidelines on transfer of assets through securitization and direct assignment of cash flows do not apply to:

•	transfer of loan accounts of borrowers by a bank to other banks, financial institutions, NBFCs, at the request of borrower;

•	inter-bank participations;

•	trading in bonds;

•	sale of entire portfolio of assets consequent upon a decision to exit the line of business completely (which should have the approval of the board of directors of the bank);

•	consortium and syndication arrangements and arrangement under a corporate debt restructuring mechanism; and

•	any other arrangements/transactions specifically exempted by the RBI.

In June 2020, the RBI released the drafts of a framework for the securitization of standard assets and for the sale of loan exposures. The framework proposes to revisit the guidelines for the sale of both standard and distressed loan exposures, and will apply to all scheduled commercial banks and NBFCs (including housing finance companies).
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
With effect from October 1, 2019 all new floating rate personal or retail loans and floating rate loans to micro and small enterprises are required to be linked to an external benchmark. Banks can adopt any of the following benchmarks: (i) RBI policy repo rate, (ii) Government of India 3-Months Treasury Bill yield published by Financial Benchmarks India Private Ltd (“FBIL”), (iii) Government of India 6-Months Treasury Bill yield published by FBIL, and (iv) any other benchmark market interest rate published by FBIL. However, adoption of multiple benchmarks by the same bank is not permitted within a loan category. The RBI in its circular dated February 26, 2020 extended the requirement to link external benchmarks to new floating rate loans granted to medium enterprises, from April 1, 2020.
Directed Lending
Priority Sector Lending
The guidelines on lending to the priority sector are set forth in the RBI Master Directions on Priority Sector Lending—Targets and Classification as updated from time to time. The priority sector is broadly comprised of agriculture, micro, small and medium enterprises (“MSMEs”), education, housing, social infrastructure, renewable energy, and others subject to certain limits.

The priority sector lending targets are linked to the adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as on the corresponding date of the previous year. Domestic banks and foreign banks having 20 or more branches in India, are required to achieve total priority sector lending equivalent to 40.0 percent of their ANBC or CEOBE. Of the total priority sector advances, agricultural advances are required to be 18.0 percent of ANBC or CEOBE, whichever is higher. Advances to weaker sections are required to be 10.0 percent of ANBC or CEOBE, whichever is higher. Within the 18.0 percent target for agriculture, a target of 10.0 percent of ANBC or CEOBE, whichever is higher, is prescribed for small and marginal farmers. The targets for small and marginal farmers, and weaker sectors will be implemented in a phased manner through fiscal 2024. Banks have also been directed to ensure that their overall direct lending to non-corporate farmers does not fall below the system-wide average of the achievements over the last three years (which will be notified by the RBI at the beginning of each year; the percentage applicable to fiscal 2021 was 12.14 percent). The banks should continue to undertake all efforts to reach the level of 13.5 percent of ANBC (which was the erstwhile target for direct lending to agriculture sector). The target for micro enterprises is set at 7.5 percent.
Loans to individuals up to Rs. 3.5 million in metropolitan centers (with populations of 1.0 million or more) and loans up to Rs. 2.5 million in other centers for the purchase or construction of a dwelling unit per family (provided the overall cost of the dwelling unit in the metropolitan center and at other centers does not exceed Rs. 4.5 million and Rs. 3.0 million, respectively), excluding loans granted by banks to their own employees, are to be treated as part of priority sector lending. Loans to individual borrowers for educational purposes, including vocational courses up to Rs. 2.0 million, are also to be treated as part of priority sector lending. Investments by banks in securitized assets and outright purchases of loans representing loans to various categories of priority sector (except ‘others’) are eligible for classification under the priority sector only if certain criteria are fulfilled.
Bank loans up to a limit of Rs. 50.0 million per borrower for building social infrastructure for activities, namely schools, health care facilities, drinking water facilities and sanitation facilities and loans up to a limit of Rs. 100.0 million per borrower for building health care facilities including under ‘Ayushman Bharat’ in certain eligible centers as prescribed by the RBI are treated as priority sector lending. Further, Bank loans up to a limit of Rs. 300.0 million to borrowers for purposes like solar-based power generators, biomass-based power generators, windmills, micro-hydel plants and for non-conventional energy-based public utilities like street lighting systems, and remote village electrification are also treated as priority sector lending.
Scheduled commercial banks (excluding SFBs, RRBs, UCBs and LABs) are permitted to co-lend with all registered Non-Banking Financial Companies (including Housing Finance Companies) for lending to the priority sector.
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
In fiscal 2021, the Government of India announced that MSMEs comprised of manufacturers and service providers and did not include retail and wholesale traders. This adversely impacted the bank’s achievement of its PSL target because prior to the change our lending to wholesale and retail traders was considered as part of PSL achievement. Representations were made by various industry bodies in this regard for reinstatement of this segment, considering that traders are an important link in the overall supply chain of the economy. In July 2021, the Government of India decided to reinstate retail and wholesale trade as MSME for priority sector lending. The Bank is in the process of implementing the decision in this regard and seeking clarification on its applicability for fiscal 2021.
Further, foreign banks with less than 20 branches are directed to achieve a total priority sector lending target of 40.0 percent of ANBC or CEOBE, whichever is higher, out of which up to 32.0 percent can be in the form of lending for exports and not less than 8.0 percent can be to any other priority sector.
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
Initially until March 31, 2020, the RBI, in its circular dated August 13, 2019, permitted bank loans to registered NBFCs (other than MFIs) for on-lending purposes to be classified as priority sector loans, within the relevant categories as outlined above. However, in its circular dated March 23, 2020, the RBI extended this classification to fiscal 2021, subject to the condition that a bank’s loans to registered NBFCs (other than MFIs) and HFCs for on-lending purposes will only be permitted up to an overall limit of 5.0 percent of an individual bank’s total priority sector lending. In April 2021, the RBI extended this dispensation in relation to the loans provided to NBFCs (other than MFIs) until September 30, 2021. The RBI clarified that a bank’s loan for on-lending will continue to be classified under the priority sector until the date of their repayment or maturity. The RBI also clarified that bank loans made to HFCs for on-lending for the purpose of housing will continue on an on-going basis. Furthermore, existing loans disbursed under the on-lending model will continue to be classified under the applicable priority sector until the date of repayment/maturity.

In line with the existing RBI guidelines, lending by small Finance Banks (“SFBs”) to Micro-Finance Institutions (“MFIs”) for on-lending does not fall under the priority sector lending classification. Due to the COVID-19 pandemic and to address the liquidity position of smaller MFIs, the RBI decided to permit new credit extended by SFBs to registered NBFC-MFIs and other MFIs (including, among others, societies and trusts), which are members of RBI recognized “Self-Regulatory Organizations” of the sector and which have a ‘gross loan portfolio’ of up to Rs. 5000.0 million as on March 31, 2021, for the purpose of on-lending to individuals, to be classified as priority sector lending. Such credit will be permitted to be classified as up to 10.0 percent of a bank’s total priority sector portfolio as on March 31, 2021. This dispensation is valid until March 31, 2022. Such loans disbursed will continue to be classified as priority sector lending until the earlier of the repayment or maturity date.
Export Credit
The RBI also requires banks to make loans to exporters. We provide export credit for pre-shipment and post-shipment requirements of exporters in rupees as well as foreign currencies. Export credit in the agriculture and MSME sectors is permitted to be classified as priority sector lending in the corresponding agriculture and MSME categories. Export credit (other than in the agriculture and MSME categories) is permitted to be classified as priority sector lending in the following manner: (i) the incremental export credit extended by domestic banks over the corresponding date of the preceding year, up to 2.0 percent of ANBC or CEOBE, whichever is higher, subject to a limit of Rs. 400.0 million per borrower will be classified as priority sector lending; (ii) the incremental export credit extended by foreign banks with 20 or more branches over the corresponding date of the preceding year, up to 2.0 percent of ANBC or CEOBE, whichever is higher; and (iii) export credit extended by foreign banks with less than 20 branches up to 32.0 percent of ANBC or CEOBE, whichever is higher.
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
The RBI limits exposure to individual borrowers to not more than 15.0 percent of the capital funds of a Bank and limits exposure to a borrower group to not more than 40.0 percent of the capital funds of a bank. See also “
Large Exposure Framework
” discussed below. The capital funds for this purpose are comprised of Tier I and Tier II capital, as defined under the capital adequacy standards and as per the published accounts as of March 31 of the previous year. The infusion of Tier I or Tier II capital, either through domestic or overseas issuances, after the published balance sheet date is also eligible for inclusion in the capital funds for determining the exposure ceiling. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5.0 percent of capital funds is allowed in respect of individual borrowers and up to 10.0 percent in respect of group borrowers. Banks may, in exceptional circumstances and with the approval of their boards, consider increasing their exposure to an individual borrower or a borrower group by a further 5.0 percent of capital funds. With effect from May 2008, the RBI revised the prudential limit to 25.0 percent of capital funds in respect of a bank’s exposure to oil companies to which specified oil bonds have been issued by the Government of India. Banks need to make appropriate disclosures in their annual financial statements in respect of exposures where they have exceeded the prudential exposure limits during the year.
Exposures (both lending and investment, including off-balance sheet exposures) of a bank to a single NBFC, NBFC-Asset Financing Company (AFC), or NBFC-Infrastructure Finance Company (IFC) should not exceed 10.0 percent, 15.0 percent and 15.0 percent, respectively, of a bank’s capital funds. A Bank may, however, assume exposures on a single NBFC, NBFC-AFC, or NBFC-IFC up to 15.0 percent, 20.0 percent and 20.0 percent, respectively, of its capital funds, provided the exposure in excess of 10.0 percent, 15.0 percent and 15.0 percent (referred to above) is on account of funds that the NBFC, NBFC-AFC, or NBFC-IFC has lent out to the infrastructure sector. Further, all banks may consider fixing internal limits for their aggregate exposure to all NBFCs combined.

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
In August 2016, the RBI has issued a circular imposing certain restrictions on lending by banks to large borrowers. The circular aims to mitigate the risk posed to the banking system by large loans to single corporate borrowers, and also encourage large corporates with borrowings from the banking system above a cut-off level to tap the market for their working capital and term loan needs. As per the circular, which is effective April 1, 2017, banks are required to keep exposures to specified borrowers within a normally permitted lending limit (“NPLL”) specified in the circular from the fiscal year succeeding that in which the borrower is identified as a specified borrower. For incremental exposures in excess of the NPLL, banks are required to maintain an additional provision of 3.0 percent on such excess. Additional risk weight of 75.0 percent over and above the applicable risk weight for the exposure to the specified borrower is also required to be maintained by the Bank in case of any incremental exposure. The guidelines define “specified borrowers” as having an aggregate fund based credit limit (as described in the circular) of over Rs. 250.0 billion at any time during fiscal 2018; Rs. 150.0 billion at any time during fiscal 2019; and Rs. 100.0 billion at any time from April 1, 2019, onwards.
In December 2018, the RBI issued guidelines in relation to bank credit to large borrowers. The guidelines state that borrowers having a fund-based working capital limit of Rs. 1,500.0 million and above from the banking system, will need to have a loan component of at least 40.0 percent. Accordingly, for such borrowers drawings up to 40.0 percent of the total fund-based working capital limits shall only be allowed from the loan component, and drawings in excess of this may be allowed as cash credit facility. These guidelines became effective on April 1, 2019, and with effect from July 1, 2019, the mandatory loan component was revised to 60.0 percent. The RBI also specified that with effect from April 1, 2019, the undrawn portion of cash credit/ overdraft limits sanctioned to large borrowers, irrespective of whether unconditionally cancellable or not, will be subject to a credit conversion factor of 20.0 percent.
Large Exposures Framework
In June 2019, the RBI issued the revised Large Exposures Framework, which aims to align the exposure norms for Indian Banks with BCBS standards. The guidelines came into effect from April 1, 2019, except for certain provisions which came into effect from April 1, 2020. The framework defines “large exposures” and governs banks’ exposures to counterparties. The framework prescribes that the sum of all exposure values of a bank to a single counterparty must not be higher than 20.0 percent of the bank’s available eligible capital base at all times, and that to a group of connected counterparties must not be higher than 25.0 percent of the bank’s available eligible capital base. Tier I capital fulfilling the criteria mentioned in the Basel III guidelines issued by RBI is required to be considered as eligible capital base for this purpose.
In terms of the Large Exposure Framework, banks’ exposures to a single NBFC is restricted to 15.0 percent of their available eligible capital base, while the general single counterparty exposure limit is 20.0 percent, which can be extended to 25.0 percent by banks’ boards under exceptional circumstances. However, the RBI in its circular dated September 12, 2019, stated that a bank’s exposure to a single NBFC (excluding gold loan companies) will be restricted to 20.0 percent of such bank’s eligible capital base. Bank finance to NBFCs predominantly engaged in lending against gold will continue to be governed by limits prescribed in the RBI circular dated May 18, 2012. As a result of the COVID-19 pandemic, the RBI, in its circular dated May 23, 2020, decided, as a one-time measure, to increase a bank’s permitted exposure to a group of connected counterparties from 25.0 percent to 30.0 percent of the eligible capital base of such bank. The increased limit will be applicable until to June 30, 2021. The RBI in its circular from February 2021 exempted from the framework lending by foreign sovereigns or their central banks that are (i) subject to a 0.0 percent risk weight under the Basel III guidelines; and (ii) where such lending is denominated in the domestic currency of that sovereign and met out of resources of the same currency. Further, through its circular issued in March 2021, the RBI determined that non-centrally cleared derivatives exposures will continue to be outside the purview of exposure limits until September 30, 2021.

Regulations Relating to Capital Market Exposure Limits
The RBI has issued guidelines on financing to participants in the capital markets. These guidelines place a ceiling on the overall exposure of a bank to the capital markets.
The aggregate exposure that a bank has to the capital markets in all forms (both fund and non-fund based) must not exceed 40.0 percent of its net worth (both for the stand-alone and the consolidated bank) as of March 31 of the previous year. Within this overall ceiling, the bank’s direct investment in shares, convertible bonds/debentures, units of equity-oriented mutual funds and exposure to VCFs must not exceed 20.0 percent of its net worth (both for the stand-alone and the consolidated Bank). Net worth is comprised of the aggregate of paid-up capital, free reserves (including share premium but excluding revaluation reserves), investment fluctuation reserve and credit balance in the profit and loss account, less the debit balance in the profit and loss account, accumulated losses and intangible assets. There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.
The following exposures are subject to the ceiling:

•	direct investment in equity shares, convertible bonds, convertible debentures and units of equity-oriented mutual funds, the fund assets of which are not exclusively invested in corporate debt;

•
advances against shares, bonds, debentures or other securities or advances without security to individuals for investment in shares (including in primary offerings and employee stock option plans), convertible bonds, convertible debentures and units of equity-oriented mutual funds;

•	advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity oriented mutual funds are taken as primary security;

•
advances for any other purposes to the extent secured by collateral of shares, convertible bonds, convertible debentures or units of equity oriented mutual funds (i.e., where the primary security other than shares or convertible bonds or convertible debentures or units of equity oriented mutual funds does not fully secure the advances);

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

Regulation Relating to Country Risk Management
The RBI has issued detailed guidelines on country risk management that cover banks’ exposure to those countries to which they have a net funded exposure of 1.0 percent or more of their total assets, which became effective in fiscal 2005. The countries are categorized into seven risk categories, namely: insignificant, low, moderate, high, very high, restricted and off-credit. Required provisioning is based on exposures exceeding 180 days on a graded scale ranging from 0.25 percent to 100.0 percent. Banks may maintain a lower level of provisioning of 25.0 percent of the requirement in respect of exposures with a contractual maturity of less than 180 days.
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
In October 2020, banks were permitted to exceed the limit of 25.0 percent of the total investments under the HTM category provided that the excess comprised only of SLR securities; and the total SLR securities held under the HTM category was not more than 19.5 percent of Net Demand and Time Liabilities (“NDTL”) as on the last Friday of the second preceding fortnight. Banks were granted a special dispensation until March 31, 2022 enhancing their HTM limit to 22.0 percent of NDTL, for SLR securities acquired between September 1, 2020 and March 31, 2021. The enhanced limit will be restored in a phased manner over three quarters beginning with the quarter ending June 30, 2022. In February 2021 the RBI extended enhanced HTM dispensation to March 31, 2023 to include SLR securities acquired between April 1, 2021 and March 31, 2022. The enhanced HTM limit will be restored to 19.5 percent in a phased manner, as per the above prescribed schedule beginning from the quarter ending June 30, 2023.
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
The Short Sale (Reserve Bank) Directions, 2018 came into force with effect from July 26, 2018 allowing certain regulated entities which have the approval of the regulators concerned, to undertake short sales. Under the directions, the maximum amount of a security (face value) that can be short sold are either liquid securities up to 2.0 percent of the total outstanding stock of each security, or Rs. 5,000.0 million, whichever is higher, and other securities up to 1.0 percent of the total outstanding stock of each security, or Rs. 2500.0 million, whichever is higher. Liquid securities are securities identified and published by the Fixed Income Money Market and Derivatives Association of India (“FIMMDA”)/ Financial Benchmarks India Limited (“FBIL”) as a ‘liquid security’ for the purpose of short sale transactions.
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
In April 2015, the RBI has permitted banks to offer differential interest rates based on whether the term deposits are with or without premature withdrawal facility, subject to the following guidelines:

•	All term deposits of individuals (held singly or jointly) of Rs. 1.5 million and below should, necessarily, have a premature withdrawal facility.

•
For all term deposits other than those mentioned above, banks can offer deposits without the option of premature withdrawal. However, banks that offer such term deposits should ensure that the customers are given the option to choose between term deposits either with or without a premature withdrawal facility.

•	Banks should disclose in advance the schedule of interest rates payable on deposits (i.e., all deposits mobilized by banks should be strictly in conformity with the published schedule).

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

In February 2021, the RBI issued the Master Direction on Digital Security Controls with the aim of providing necessary guidelines for regulated entities (including scheduled commercial banks) to set up robust governance structures and implement common universal standards of security controls for digital payment products and services like internet banking, mobile payments, and card payments. Regulated entities were required to prepare a policy for digital payment products and services, and to conduct risk assessments with regard to the safety and security of digital payments products and associated processes and services, including providing for online dispute resolution mechanisms to resolve disputes and grievances of customers relating to digital payments. The guidelines will come into effect six months from the date of publication.
FCNR (B) Deposits
The RBI has granted general permission to non-resident Indians and Persons of Indian Origin (“PIOs”) to open Foreign Currency Non-resident(Bank) (“FCNR(B)”) accounts with authorized Indian banks. These FCNR(B) accounts can be funded by: (i) interest accruing on the account; (ii) interest on investment; (iii) maturity proceeds if such investments were made from the relevant FCNR(B) account; (iv) transferring funds from other NRE/FCNR(B) accounts; or (v) any other funds which are repatriable under the prevailing RBI regulations. The RBI permits FCNR(B) deposit holders to avail credit facilities (both offshore and onshore) and offer their FCNR(B) deposits as collateral for such facilities, subject to certain terms and conditions.
As an accelerated measure to increase foreign currency flows into the country, the RBI had, in September 2013, introduced a United States dollar-rupee swap window for fresh FCNR(B) dollar funds, mobilized for a minimum tenor of three years and more. Under the swap arrangement, a bank could sell United States dollars in multiples of US$ 1.0 million to the RBI and simultaneously agree to buy the same amount of United States dollars at the end of the swap period. The swap was undertaken at a fixed rate of 3.5 percent per annum. The swap window was open till November 30, 2013.
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
Deposit Insurance
Demand and time deposits of up to Rs. 0.1 million accepted by scheduled commercial banks in India have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation (the “DICGC”), a wholly owned subsidiary of the RBI. Banks are required to pay the insurance premium to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer. The RBI, in its press release dated February 4, 2020, raised the limit of insurance cover for depositors in insured banks from the present level of Rs. 0.1 million to Rs. 0.5 million per depositor, effective February 4, 2020. The DICGC, in its circular dated February 5, 2020, increased the limit of deposit insurance cover and rate of premium payable to insured banks from Rs. 10 paise per Rs. 100 of assessable deposits to Rs. 12 paise per Rs. 100 of assessable deposits per annum, effective from April 1, 2020.
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
In December 2020, the RBI made it mandatory for regulated entities to upload KYC records pertaining to accounts of legal entities opened on or after April 1, 2021, with the Central KYC Registry in India. Furthermore, regulated entities are also required to upload or update the KYC data pertaining to accounts of individual customers opened prior to January 1, 2017 and account of legal entities opened prior to April 1, 2021, when such KYC data is updated.
In April 2021, the RBI published a notice stating that customer due diligence for members of a “self-help group” (i.e., a group of micro entrepreneurs who have agreed to contribute their savings to a common fund owned by the group, which can disburse small loans to the members of the group and may apply for loans from a bank) may be undertaken at the time the self-help group applies for a loan or other financial product from a bank.
In May 2021, the RBI advised regulated entities that in respect of the customer accounts where KYC (as required to be completed under RBI guidelines) is periodically required to be updated and such update was due and pending as on the date of the circular, no restrictions on operations of such account should be imposed until December 31, 2021 only on account of this reason. The relaxation of this rule was made in light of the COVID-19 related restrictions in various parts of the country.
In a bid to prevent money laundering activities, the Government enacted the Prevention of Money Laundering Act, 2002 (the “PML Act”) which came into effect from July 1, 2005. The PML Act seeks to prevent money laundering and to provide for confiscation of property derived from, or involved in, money laundering and for incidental matters or matters connected therewith.
All the instructions/guidelines issued to banks on KYC norms, AML standards and obligations of the banks under the PML Act have been consolidated in the Know Your Customer Directions, 2016, issued by the RBI, as updated from time to time. In April 2021, the RBI also issued a master circular on detection and impounding of counterfeit notes by banks in India.
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
Banks are advised to develop suitable mechanisms through an appropriate policy framework for enhanced monitoring of accounts suspected of having terrorist links, identification of the transactions carried out in these accounts and suitable reporting to the Director, Financial Intelligence Unit (India) (the “FIU”). Banks are required to report to the FIU:

(a)	all cash transactions with a value of more than Rs. 1.0 million or an equivalent in foreign currency;

(b)
all series of cash transactions integrally connected to each other which have been valued below Rs. 1.0 million or an equivalent in foreign currency where such series of transactions have taken place within a month and the aggregate value of such transactions exceeds Rs. 1.0 million;

(c)	all transactions involving receipts by non-profit organizations with a value of more than Rs. 1.0 million or an equivalent in foreign currency;

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
In its circulars from February 2021 and May 2021, the RBI allowed scheduled commercial banks to deduct the amount equivalent to credit disbursed to “New MSME Borrowers” from their net demand and time liabilities used in the calculation of CRR. For the purpose of this exemption, ‘New MSME Borrowers’ are those MSME borrowers who have not previously availed themselves of any credit facilities from the banking system as on January 1, 2021. This exemption is available only up to Rs. 2.5 million per borrower disbursed up to the fortnight ending December 31, 2021, for a period of one year from the date of origination of the loan or the tenure of the loan, whichever is earlier.
The CRR requirement as of March 31, 2019, was 4.0 percent of the prescribed net demand and time liabilities of the Bank. In order to address the volatility in rupee exchange rates in early 2013, the RBI in July 2013 increased the requirement of minimum daily CRR balance maintenance to 99.0 percent of the requirement with effect from the first day of the fortnight beginning July 27, 2013. In September 2013, the RBI reduced the minimum daily maintenance of the CRR from 99.0 percent of the requirement to 95.0 percent. In April 2016, the RBI further reduced this requirement to 90.0 percent, with effect from the fortnight beginning April 16, 2016. In response to the COVID-19 pandemic, the RBI, in its circular dated March 27, 2020, for a period of one year, decided to reduce the CRR of all banks by 100 basis points from 4.0 percent to 3.0 percent of their net demand and time liabilities, from the reporting period beginning on March 28, 2020 and ending on March 26, 2021. Furthermore, given strains on banks’ reporting abilities as a result of social distancing measures for staff, the RBI reduced the minimum CRR balance maintenance requirement from 90.0 percent to 80.0 percent, effective from the first day of the reporting period beginning on March 28, 2020. This one-time dispensation was further extended by the RBI until September 25, 2020 through its circular dated June 26, 2020. In its circular dated February 5, 2021, RBI decided to gradually restore the CRR in two phases. Accordingly, banks were required to maintain the CRR at 3.5 percent of their net demand and time liabilities effective from the reporting fortnight beginning March 27, 2021 and 4.0 percent of their net demand and time liabilities effective from the fortnight beginning May 22, 2021. See also “
Risk Factors
—
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

i.	Cash including cash reserves in excess of required CRR.

ii.	For banks incorporated in India,

•	Reserves held with foreign central banks in excess of the reserve requirement, where a foreign sovereign has been assigned a 0 percent risk weight as per the rating by an international rating agency.

•
Reserves held with foreign central banks in excess of the reserve requirement, to the extent these balances cover the Bank’s stressed net cash outflows in that specific currency, in cases where a foreign sovereign has been assigned a non-0 percent risk weight as per the rating by an international rating agency, but a 0 percent risk weight has been assigned at national discretion under Basel II Framework.

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
(b) traded in large, deep and active repo or cash markets characterized by a low level of concentration and proven record as a reliable source of liquidity in the markets (repo or sale), even during stressed market conditions; and
(c) not issued by a bank, financial institution, NBFC or any of its affiliated entities.
In June 2014, the RBI issued guidelines in relation to liquidity coverage ratio (“LCR”), liquidity risk monitoring tools and LCR disclosure standards pursuant to the publication of the “Basel III: The Liquidity Coverage Ratio” and liquidity risk monitoring tools in January 2013 and the Liquidity Coverage Ratio Disclosure Standards in January 2014 by the BCBS. The objective of the LCR standard is to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets which could be converted into cash to meet its liquidity needs for a 30-calendar day time horizon under a significantly severe liquidity stress scenario. The LCR requirement of 100.0 percent is being implemented in a phased manner over a period of four years, with a minimum requirement of 60.0 percent effective January 1, 2015. The prescribed LCR level as of January 1, 2018, was 90.0 percent and was required to be at the increased prescribed level of 100.0 percent on January 1, 2019
.
In April 2020, the RBI reduced the LCR requirement from 100.0 percent to 80.0 percent, effective between April 17, 2020 and September 30, 2020. The RBI proposed to increase the reduced LCR requirement in two phases: (i) from 80.0 percent to 90.0 percent between October 1, 2020 to March 31, 2021 and (ii) from 90.0 percent to 100.0 percent from April 1, 2021.
In 2020, banks were allowed to avail themselves of funds under the MSF by utilizing the SLR up to an additional 1.0 percent of their NDTL (i.e., cumulatively up to 3.0 percent of their NDTL). This facility, which was initially available until June 30, 2020 was later extended in phases until March 31, 2021, providing comfort to banks on their liquidity requirements and enabling them to meet their LCR requirements and then further extended until September 30, 2021.
See also “
Risk Factors—The Covid-19 pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
Net Stable Funding Ratio
Net stable funding ratio (“NSFR”) is a global regulatory standard under the Basel III framework. The draft guidelines on NSFR were issued by the RBI by its circular dated May 28, 2015. The RBI has published final guidelines on NSFR on May 17, 2018, and it was required to be implemented from April 1, 2020. The implementation of the NSFR guidelines has been deferred, and the guidelines are now due to come into effect from October 1, 2021.

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
In November 2012, the RBI issued enhanced guidelines on liquidity risk management by banks. These guidelines consolidate various instructions on liquidity risk management that the RBI had issued from time to time, and where appropriate, harmonize and enhance these instructions in line with the principles for sound liquidity risk management and supervision issued by the BCBS. The RBI’s guidelines require banks to establish a sound process for identifying, measuring, monitoring and controlling liquidity risk, including a robust framework for comprehensively projecting cash flows arising from assets, liabilities and off-balance sheet items over an appropriate time horizon. The key items covered under these guidelines include: (i) governance of liquidity risk management including liquidity risk management policy, strategies and practices and liquidity risk tolerance; (ii) management of liquidity risk, including identification, measurement and monitoring of liquidity risk; (iii) collateral position management;(iv) intra-day liquidity position management; and (v) stress testing.
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

In April 2020, the RBI issued revised directions on the hedging of foreign exchange risk, which aimed to ease access to the domestic foreign exchange derivative markets. The directions came into effect on September 1, 2020. The directions on the participation of “Banks in Offshore Non-deliverable Rupee Derivative Markets” issued in March 2020 came into effect on June 1, 2020.
We are required to determine our limits on net overnight open foreign exchange positions and our foreign exchange value at risk in accordance with RBI guidelines, as applicable, and within the open position threshold prescribed by the RBI. Furthermore, we are permitted to hedge foreign currency loan exposures of Indian corporations in the form of foreign exchange forward contracts, interest rate swaps, currency swaps, currency option contracts and forward rate agreements, subject to certain conditions.
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

•
requiring newly incorporated wholly owned subsidiaries to have an initial minimum paid-up voting equity capital of 5.0 billion rupees. In the case of existing banking outlets of foreign banks that wish to convert into a wholly owned subsidiary, they must have a minimum net worth of 5.0 billion rupees;

•	requiring at least 50.0 percent of the board of directors of wholly owned subsidiaries to be Indian nationals, non-resident Indians or persons of Indian origin; and

•	mandating that wholly owned subsidiaries comply with the priority sector lending requirements applicable to domestic commercial banks.
Statutes Governing Foreign Exchange and Cross-Border Business Transactions
Foreign exchange and cross-border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act. All banks are required to monitor the transactions in all non-resident accounts to prevent money laundering. These transactions are governed by the provisions of the Foreign Exchange Management Act and the PML Act.
In terms of the guidelines prescribed by the RBI (last updated on September 1, 2020) (the “Inter-Bank Dealings Guidelines”), overseas foreign currency borrowings by a bank in India (including overdraft balances in nostro accounts not adjusted within five days) should not exceed 100.0 percent of its unimpaired Tier I capital or US$ 10 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and banking outlets in India from all their banking outlets and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.
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
The Bank had developed a Cybersecurity Policy and Cybersecurity Framework which is to ensure appropriate cyber security practices are followed across the Bank’s information systems. The Cybersecurity Policy is formally approved by the Bank’s Board. See also “
Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Cybersecurity
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

In case the profit for the relevant periods includes any extra-ordinary profits/income, the payout ratio shall be computed after excluding such extraordinary items for compliance with the prudential payout ratio.

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
In its circulars dated April 17, 2020 and December 4, 2020, the RBI directed banks to not make any further dividend payouts from the profits pertaining to the financial year ended March 31, 2020. These circulars had been issued by the RBI in light of the heightened uncertainty caused by the COVID-19 pandemic, and expected to help the banks conserve capital to retain their capacity to support the economy and absorb losses. The RBI, in April, 2021, permitted commercial banks to pay dividends on equity shares pertaining to the profits for the financial year ended March 31, 2021, subject to the quantum of dividend being not more than 50.0 percent of the amount determined as per the dividend payout ratio prescribed in paragraph 4 of the RBI circular on “Declaration of Dividends by Banks” from May 2005. The RBI has also directed that all banks should continue to meet the applicable minimum regulatory capital requirements after making a dividend payment. Furthermore, while declaring the dividend, the board of directors of the bank will be responsible for considering the current and projected capital position of the bank vis-à-vis the applicable capital requirements and the adequacy of provisions, taking into account the economic environment and the outlook for profitability. See also “
Risk Factors—The COVID-19 pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
Restriction on Share Capital and Voting Rights
Banks were earlier permitted to issue only ordinary shares. In January 2013, the Banking Regulation Act was amended to, inter alia
, permit banks to also issue preference shares. However, guidelines governing the issuance of preference shares are yet to be issued. The amended Banking Regulation Act also permits the RBI to increase the cap on the voting rights of a single shareholder of a private bank from the existing cap of 10.0 percent to 26.0 percent in a phased manner. The RBI has issued the Ownership in Private Sector Banks, Directions, 2016, which state that the voting rights in private sector banks shall be limited to the level notified by the RBI from time to time and that the current ceiling on voting rights is 15.0 percent. The RBI, in a notification dated July 21, 2016, which was notified in the Gazette of India on September 17, 2016, increased the ceiling on voting rights to 26.0 percent.
Restriction on Transfer of Shares
RBI approval is required before a bank can register the transfer of shares to an individual or group which acquires 5.0 percent or more of its total paid-up capital under the master directions on “Prior approval for acquisition of shares or voting rights in private sector banks” issued by the RBI in November 2015. Under the directions, every person who intends to make an acquisition, or to make an agreement for an acquisition, which will, or is likely to, take the aggregate holding of such person together with shares, voting rights, compulsorily convertible debentures, bonds held by him, his relatives, associate enterprises and persons acting in concert with him, to 5.0 percent or more of the paid-up share capital of the relevant bank, or entitles him to exercise 5.0 percent or more of the total voting rights of the relevant bank, shall seek prior approval of the RBI. Existing major shareholders who have already obtained prior approval of the RBI for being a major shareholding in a bank prior to making a new acquisition are exempt, subject to certain conditions.
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
In September 2020, the RBI published the revised long form audit report requirements. The revised formats were required to be used for the period covering financial year 2020-21 and onwards.
Penalties
The RBI is empowered under the Banking Regulation Act, to impose penalties on banks and their employees in case of infringement of any provision of the Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.
The Financial Intelligence Unit (India) (the “FIU-IND”), in January 2015, levied a fine on us of Rs. 2.6 million relating to our failure to detect and report attempted suspicious transactions which appeared in the media during fiscal 2013. We filed an appeal against the order before the appellate tribunal stating that there were only enquiries made by the reporters of the media and there were no instances of any attempted suspicious transactions. In June 2017, the appellate tribunal dismissed the penalty levied by the FIU-IND and observed that the prescribed matter fell within the provisions of section 13(2)(a) of the Prevention of Money Laundering Act, 2002 (“PMLA”) (pursuant to which a warning was required to be given to the Bank), and that the matter did not fall within section 13(2)(d) of the PMLA (pursuant to which monetary penalties can be imposed on failure to comply with certain obligations under the PMLA) as mentioned by the FIU-IND. However, the FIU-IND challenged the appellate tribunal’s order in the Delhi High Court. Subsequently, through its order dated September 4, 2019, the Delhi High Court held that the violation of the reporting obligations on the part of the respondent banks warranted the issuance of a warning in writing under Section 13(2)(a) of the Act, instead of a monetary penalty as imposed under Section 13(2)(d) of the Act, and disposed of the case filed by the FIU-IND. In February 2020, the FIU-IND challenged the decision and filed a SLP against the bank in the Indian Supreme Court. On April 30, 2021 the Indian Supreme Court heard the request filed by the FIU-IND and affirmed the appellate tribunal’s earlier ruling that the applicable provision was 13(2)(a) and not 13(2)(d) of the PMLA. Accordingly, the Indian Supreme Court dismissed the SLP.
By way of a circular dated October 12, 2017 the RBI specifically levied penal interest for delayed reporting/wrong reporting/non-reporting of currency chest transactions and inclusion of ineligible amounts in currency chest balances. Subsequently, the RBI issued a Master Direction circular dated July 1, 2019, and updated on October 3, 2019. The intention behind the levy of penal interest is to inculcate discipline among banks so as to ensure prompt/correct reporting. Requests by banks for waiver of penal interest on grounds that delayed/wrong/non-reporting does not result in utilization of RBI’s funds or shortfall in the maintenance of CRR or SLR or that they were the result of clerical mistakes, unintentional or arithmetical errors, first time error or inexperience of staff etc, were not considered as valid grounds for the waiver of penal interest. On similar lines, by way of an additional circular dated July 1, 2020, the RBI revised the scheme of penalties for banking outlets based on performance in rendering customer service to the members of the public, to ensure that all banking outlets provide better customer service to members of the public with regard to exchange of notes and coins.
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
In 2020 the Bank received one fine for non-compliance with RBI regulations. In its order dated January 29, 2020, the RBI imposed a monetary penalty in the amount of Rs. 10 million on the Bank for failure to undertake ongoing due diligence with respect to 39 current accounts, which had been opened by customers of the Bank to participate in an initial public offering, but where the transactions effected were disproportionate to the declared income and profile of the customers. This penalty was imposed by the RBI using the powers conferred under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949. The Bank has since strengthened its internal control mechanisms to ensure that such incidents are not repeated. See also “
Risk Factors—We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm
”.

On May 27, 2021, the RBI levied a penalty of Rs. 100 million against the Bank for the marketing and sale of third-party non-financial products to the Bank’s auto loan customers, after concluding that this was in contravention of Section 6(2) and Section 8 of the Banking Regulation Act, 1949. The penalty, which was imposed by the RBI using the powers conferred under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act 1949, has been paid by us. In May 2020, following an internal inquiry arising from a whistle-blower complaint, the Bank had determined that certain employees received unauthorized commissions from a third-party vendor of GPS products, with whom the Bank had an agreement to offer GPS devices to our auto loan customers. The personal misconduct of these employees was in violation of our code of conduct and governance standards. The Bank has taken disciplinary action with respect to the employees involved, including separation of services of certain employees, discontinued sale of such third party non-financial products, and taken certain other remedial actions.
During fiscal 2021, the RBI, through its letter dated December 4, 2020, imposed a monetary penalty of Rs. 0.1 million on the Bank for the failure to settle transactions in Government securities in the Subsidiary General Ledger which lead to a shortage in the balance of certain securities in the Bank’s Constituent Subsidiary General Ledger account on November 19, 2020. The Bank has since enhanced its review mechanism to ensure that such incidents do not recur.
SEBI, through its order dated January 21, 2021, levied a penalty of Rs. 10.0 million on the Bank for alleged noncompliance with a SEBI interim order dated October 7, 2019 issued against BRH Wealth Kreators Ltd. (“BRH”) The penalty was levied for the sale of securities pledged by BRH Wealth Kreators Ltd to the Bank, to recover amounts outstanding under recalled credit facilities the Bank had extended to BRH. The Bank filed an appeal against the SEBI order in the Securities Appellate Tribunal (“SAT”) on February 8, 2021. The SAT, through its interim order dated February 19, 2021, stayed the operation of the SEBI order dated January 21, 2021. The matter is currently pending before the SAT.
Assets to be Maintained in India
Every bank is required to ensure that its assets in India (including import-export bills drawn on/in India and the RBI-approved securities, even if the bills and the securities are held outside India) are not less than 75.0 percent of its demand and time liabilities in India.
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
Banks also require the prior specific approval of the RBI to participate in the equity of financial services ventures including stock exchanges and depositories, notwithstanding the fact that such investments may be within the ceiling prescribed under Section 19(2) of the Banking Regulation Act. Further, investment by a bank in its subsidiaries, financial services companies or financial institutions should not exceed 10.0 percent of its paid-up capital and reserves. Investments by banks in companies which are not its subsidiaries and are not financial services companies would be subject to a limit of 10.0 percent of the investee company’s paid-up share capital or 10.0 percent of the Bank’s paid up share capital and reserves, whichever is less. Any investment above this limit will be subject to the RBI approval except as provided otherwise. Equity investments in any non-financial services company held by (a) a bank; (b) the bank’s subsidiaries, associates or joint ventures or entities directly or indirectly controlled by the bank; and (c) mutual funds managed by Asset Management Companies controlled by the Bank should in the aggregate not exceed 20.0 percent of the investee company’s paid-up share capital. Further, a bank’s equity investments in subsidiaries and other entities that are engaged in financial services activities together with equity investments in entities engaged in non-financial services activities should not exceed 20.0 percent of the Bank’s paid-up share capital and reserves.
Introduction of Legal Entity Identifier for Large Corporate Borrowers
Pursuant to the Statement on Developmental and Regulatory Policies dated November 2, 2017, the RBI decided to introduce the Legal Entity Identifier (“LEI”) system for all borrowers of banks having total fund based and non-fund based exposure of Rs. 50.0 million and above in a phased manner (and for their parent entity, as well as all subsidiaries and associates). The LEI is a 20-digit unique code to identify parties to financial transactions worldwide. Borrowers who do not obtain LEI as per the schedule are not to be granted renewal/enhancement of credit facilities.
In January 2021 the RBI announced that with effect from April 1, 2021 the LEI system shall be applicable for all payment transactions with a value of Rs. 500.0 million and above undertaken by entities using the RBI-run centralized payment systems Real Time Gross Settlement and National Electronic Funds Transfer.

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
In November 2019, the RBI issued revised guidelines regarding the compensation of full-time directors, chief executive officers, material risk takers and control function staff. The revised guidelines are applicable for pay cycles which began on April 1, 2020. The revised guidelines were issued based on experience gained by the RBI and evolving international best practices. Among other things, the RBI has directed all private sector banks to raise the variable portion of remuneration to at least half of the total compensation for the chief executives and full-time directors so that top management rewards reflect the “pay for performance” principle. In addition, total variable pay was limited to a maximum of 300.0 percent of the fixed pay.
On April 26, 2021, the RBI issued a circular stating that a comprehensive review of the framework regarding the governance of private banks has been carried out, and a Master Direction on Governance will be issued in due course. The circular also addressed several operative aspects and contained instructions with regard to the chair and meetings of the board of directors of banks, the composition of certain committees of the board of directors, the age, tenure and remuneration of directors, and the appointment of the whole-time directors (“WTDs”). Some of the key points addressed by the circular are as follows:

•	The chair of the board shall be an independent director.

•
The posts of managing director (“MD”) and chief executive officer (“CEO”) or WTD cannot be held by the same person for more than 15 years. The individual will be eligible for reappointment as MD and CEO or WTD in the same bank, if considered necessary and desirable by the board of directors, after a minimum gap of three years, subject to meeting other conditions. During this three-year cooling period, the individual may not be appointed or associated with the bank or its group entities in any capacity, either directly or indirectly.

•	The upper age limit for a person serving as MD and CEO or WTDs in a private bank would continue to be 70 years.

•	A MD and CEO or WTD who is also a promoter or major shareholder, cannot hold these posts for more than 12 years.
The circular is applicable to private banks, SFBs and wholly owned subsidiaries of foreign banks. In respect of the State Bank of India and nationalized banks, the guidelines would apply to the extent its requirements are not inconsistent with provisions of specific statutes applicable to these banks or instructions issued under such statutes. The circular is not applicable to foreign banks operating as branches in India.
The instructions shall come into effect from the date of the issuance of the circular. However, in order to enable a smooth transition to the revised requirements, banks are permitted to delay compliance with these instructions until October 1, 2021.

Regulations and Guidelines of the SEBI
SEBI was established in 1992 in accordance with the provisions of the Securities and Exchange Board of India Act, 1992 to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market including all related matters. We are subject to SEBI regulations in respect of capital issuances as well as some of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies, underwriting, custodial, depositary participant, and investment banking and because our equity shares are listed on Indian stock exchanges. These regulations provide for registering with SEBI and the functions, responsibilities and the code of conduct applicable for each of these activities, and compliance and disclosure requirements in relation to listed companies, including disclosures required to be made to the stock exchanges, and corporate governance requirements.
Foreign Ownership Restriction
Aggregate foreign investment from all sources in a private sector bank is permitted up to 49.0 percent of the paid-up capital under the automatic route. This limit can be increased to 74.0 percent of the paid-up capital with prior approval from the Government of India. Pursuant to a letter dated February 4, 2015, the Foreign Investment Promotion Board has approved foreign investment in the Bank up to 74.0 percent of its paid-up capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. In the event the Bank is subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on the Bank’s results of operation and financial condition. See
“Risk Factors—Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital”
The RBI had previously imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted the restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74.0 percent. Thereafter the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74.0 percent again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, SEBI also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2021, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 72.25 percent of the paid-up capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively, affect the price of the Bank’s shares and could limit the ability of investors to trade in the Bank’s shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through issuances of additional equity shares, which could have a material adverse effect on the Bank’s business and financial results.
On May 24, 2017, the Government announced its approval to phase out of the FIPB. The government has notified administrative ministries or departments in each relevant sector as competent authorities which will process applications for FDI requiring government approval as per the Standard Operating Procedure (“SOP”).
In accordance with the Foreign Exchange Management Act, 1999 (the “Foreign Exchange Management Act”), and the Foreign Exchange Management (Non-debt) Instruments Rules, 2019 (the “NDI Rules”) an FPI may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of a FPI below 10.0 percent of the capital of the Indian banking company. The aggregate limit for FPI investment is limited by the sectoral caps applicable to an Indian company in relation to FDI in accordance with the NDI Rules. With respect to the Bank, this limit is 74.0 percent. Subject to a resolution of the board of directors, and a special resolution of the shareholders of the Indian banking company, this limit could be decreased to 24.0 percent or 49.0 percent of the total paid-up capital of a private sector banking company before March 31, 2020. An Indian banking company which has decreased its aggregate limit of FDI investment can increase it again, to the aggregate limit of 49.0 percent or 74.0 percent. However, once the aggregate limit of FPI investment is increased, such limit cannot be reduced to a lower threshold by the Indian banking company. Further, in accordance with the existing policy of the RBI, any allotment or transfer of shares which will take the aggregate shareholding of an individual or a group to an equivalent of 5.0 percent or more of the Bank’s paid-up capital would require the prior acknowledgement of the RBI before we can affect the allotment or transfer of shares. Foreign banks are permitted to have presence in India either by opening banking outlets or through wholly owned subsidiaries, but not both.

Moratorium, Reconstruction and Amalgamation of Banks
A bank can apply to the high court for the suspension of its business. The high court, after considering the application of the Bank, may order a moratorium staying commencement of an action or proceedings against the relevant banking company for a maximum period of six months. Previously, during the period of moratorium, if the RBI was satisfied that it is: (a) in the public interest; or (b) in the interest of the depositors; or (c) in order to secure the proper management of the Bank; or (d) in the interests of the banking system of the country as a whole, it could prepare a scheme for the reconstruction of the Bank or amalgamation of the Bank with any other bank. Recently, pursuant to the Banking Regulation (Amendment) Act, 2020, the RBI has been permitted to initiate a scheme for reconstruction or amalgamation of a bank even where no moratorium has been imposed, if the considerations referred to above are met. In circumstances entailing reconstruction of the Bank or amalgamation of the Bank with another Bank, the RBI would invite suggestions and objections on the draft scheme prior to placing the scheme before the Government for its sanction. The Government may sanction the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks.
Special Status of Banks in India
The special status of banks is recognized under various statutes including the erstwhile Sick Industrial Companies (Special Provisions) Act, 1985 (the “SICA”), Recovery of Debts and Bankruptcy Insolvency Resolution and Bankruptcy of Individuals and Partnership Firms Act, 1993 (the “DRT Act”) and the SARFAESI Act. As a bank, we are entitled to certain benefits under the DRT Act which provide for the establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under the DRT Act, the procedures for recovery of debt have been simplified and indicative time frames have been fixed for speedy disposal of cases and no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances. The erstwhile SICA provided for reference of “sick” industrial companies to the Board for Industrial and Financial Reconstruction (the “BIFR”). Under the SICA, other than the board of directors of a company, a scheduled Bank (where it has an interest in the “sick” industrial company by any financial assistance or obligation, rendered by it or undertaken by it) could refer the company to the BIFR. The SICA has been repealed by the Sick Industrial Companies (Special Provisions) Repeal Act, 2003 (the “SICA Repeal Act”). The Ministry of Finance has notified the SICA Repeal Act, and section 4(b) of the SICA Repeal Act came into force on December 1, 2016. Consequently, the SICA stands repealed and the BIFR and Appellate Authority for Industrial and Financial Reconstruction (“AAIFR”) have been dissolved.
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
The Insolvency and Bankruptcy Code, 2016
Banks, as creditors, will benefit from the Insolvency and Bankruptcy Code, 2016 (the “Insolvency and Bankruptcy Code”), which came into effect on December 1, 2016. The Insolvency and Bankruptcy Code is a comprehensive piece of legislation that provides for the efficient and timely resolution of insolvency. It amends 11 laws, including the Companies Act, the SARFAESI Act and the DRT Act. It provides for insolvency resolution processes for companies and individuals, and requires that such processes be completed within 180 days. As per the Insolvency and Bankruptcy Code, the insolvency process can end under either of two circumstances: (i) when the creditors decide to evolve a resolution plan or sell the assets of the debtor; or (ii) when the 180-daytime period for negotiations has come to an end. In case a plan cannot be negotiated during the time limit, the assets of the debtor will be sold to repay the debtor’s outstanding dues. The proceeds from the sale of assets will be distributed based on an order of priority specified under the Insolvency and Bankruptcy Code.
In order to provide relief to corporate entities, which may be facing financial distress as a result of the COVID-19 pandemic, the Insolvency and Bankruptcy Code was amended with effect from June 5, 2020. Pursuant to the amendment, no application for the initiation of a corporate insolvency resolution process of a corporate debtor can be filed under the Insolvency and Bankruptcy Code, in relation to a default arising on or after March 25, 2020, for a period of six months or such further period, not exceeding one year from such date, as may be notified. Recently, the Insolvency and Bankruptcy Code (Amendment) Ordinance, 2021 was promulgated, which among others things, provides for a pre-packaged insolvency resolution process for corporate debtors which are classified as micro, small or medium enterprises. The objective of this amendment is to provide an efficient alternative insolvency resolution process for micro, small and medium enterprises which is efficient and cost effective. See also “
Risk Factors—The COVID-19 pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
” for further information on the COVID-19 pandemic.

On June 13, 2017, the RBI announced the constitution of an Internal Advisory Committee (the “IAC”) to focus on large stressed accounts. The IAC recommended 12 accounts totaling to approximately 25.0 percent of the current gross NPAs of the banking system for immediate reference under the Insolvency and Bankruptcy Code.
Amendments to the Banking Regulation Act 1949
The Government of India enacted the Banking Regulation (Amendment) Act, 2017, which is deemed to have come into force on May 5, 2017. This amendment inserts two new sections in the Banking Regulation Act, 1949. The sections enable the Government to authorize the RBI to direct banking companies to resolve specific stressed assets by initiating an insolvency resolution process, where required. The RBI has also been empowered to issue other directions for resolution, and appoint or approve for appointment, authorities or committees to advise banking companies for stressed asset resolution.
Recently, the Government enacted the Banking Regulation (Amendment) Act, 2020 which, among other things, brought co-operative banks under the supervision of the RBI. The amendment also allows the RBI to prepare a scheme for the reconstruction or amalgamation of a banking company without the necessity of first making an order of moratorium.
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
In August 2020, the RBI allowed lending institutions to implement viable resolution plans for eligible borrowers which had faced distress as a result of COVID-19. The lending institutions had to make the required credit reporting in relation to such restructured assets. The RBI has, through its circular dated March 12, 2021, revised the data format for the furnishing of information to credit information companies and other regulatory measures, in order to enable banks to report information relating restructured loans to credit information companies as envisaged in the resolution framework for COVID-19-related financial distress.
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
National Bank for Financing Infrastructure and Development
The National Bank for Financing Infrastructure and Development Act, 2021 has been passed by the parliament of India. The Act seeks to establish the National Bank for Financing Infrastructure and Development as the principal development financial institution for infrastructure financing, in order to provide long-term finance for such segments of the economy where the risks involved are beyond the acceptable limits of commercial banks and other ordinary financial institutions.

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
In April 2014, the provisions of the Companies Act regulating the issuance of ADSs by Indian companies came into force. In May 2014, the Government of India accepted the recommendations of the M. S. Sahoo Committee, which had drafted a new scheme to regulate ADRs. On October 21, 2014, the Government notified the Depository Receipts Scheme 2014 (“DR Scheme”), which came into force on December 15, 2014. The relevant provisions of the Companies Act and the DR Scheme will only apply to depository receipts (including ADSs) issued after April 1, 2014, and the date of the notification of the DR Scheme, respectively. In October 2019, the SEBI issued a framework for the issuance of depository receipts by a listed company. It includes the eligibility criteria for such companies, the permissible jurisdictions where such issuance or transfer may be done, and the obligations of listed companies while issuing depository receipts. This framework also provides the obligations of Indian depositories and domestic custodians, whereby Indian depositories are required to develop a system to monitor the foreign holding, including that held by way of depository receipts, as per the limits prescribed under the Foreign Exchange Management Act, 1999 and applicable SEBI Regulations, and to disseminate the information regarding outstanding depository receipts and available limits for conversion. For this purpose, the framework requires Indian depositories to make necessary arrangements with the domestic custodian and/or a foreign depository. In October 2020, the SEBI issued broad operational guidelines for the above purpose.
In February 2021, the SEBI issued the master circular for depositories, which consolidated the regulations governing ADRs as well as depository receipts.
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
inter alia
, the following functions in the context of the two-way fungibility of ADSs as per Indian laws:

•	provide a certificate to the RBI and the SEBI stating that the sectoral caps for foreign investment in the relevant company have not been breached;

•	monitor the total number of ADSs that have been converted into underlying shares by non-resident investors;

•	liaise with the issuer company to verify that the sectoral caps for foreign direct investment, if any, are not being breached; and

•	file a monthly report about the ADS transactions under the two-way fungibility arrangement with the SEBI.
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

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES
Investment in equity instruments of a company in India by a person resident outside India is governed by the Foreign Exchange Management Act, 1999 (the “Foreign Exchange Management Act”), and the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (the “NDI Rules”). An investment by a person resident outside India which does not comply with the conditions of the NDI Rules requires prior permission of the RBI, which may be provided in consultation with the Government subject to such conditions as may be considered necessary. The NDI Rules supersede the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2017 (the “FEMA Transfer or Issue of Security Regulations 2017”). As was provided under FEMA Transfer or Issue of Security Regulations 2017, the NDI Rules also prescribe an “automatic route” under which no prior consent and approval is required from the RBI or the Government for FDI in certain industries within specified sectoral caps. In respect of all industries that do not fall under the automatic route, and in respect of investments which do not comply with the conditions mentioned under the automatic route, approval is required from the Government under the “government route”.
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
Under the current foreign investment rules, the following restrictions are applicable to non-resident ownership:
Foreign Direct Investment
The Government has put in place a policy framework on FDI that is embodied in the circular on Consolidated FDI Policy, which is generally updated periodically to include the regulatory changes effected in the interim. The Department for Promotion of Industry and Internal Trade (“DPIIT”), Ministry of Commerce and Industry, and the Government make policy pronouncements on FDI through press notes/press releases which are notified as amendments to the applicable rules and regulations issued under FEMA. These notifications take effect from the date of issue of the press notes/press releases, unless specified otherwise therein. The procedural instructions may be issued by the RBI vide A.P. (DIR Series) Circulars. The regulatory framework, over a period of time, thus, consists of acts, regulations, press notes, press releases and clarifications that are consolidated in the circular on Consolidated FDI Policy from time to time.
The present Consolidated FDI Policy subsumes and supersedes all press notes, press releases, clarifications and circulars issued by the DPIIT that were in force as of October 15, 2020 and reflects the FDI policy as of October 15, 2020. Certain actions, such as those listed below, require government approval in consultation with the DIPP by way of prior approval from the administrative ministries or departments:

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
On May 24, 2017, the Government approved the phase-out of the Foreign Investment Promotion Board (“FIPB”), which had been set up to regulate all foreign direct investment into India and whose approval was required for foreign investment in certain sectors, including defense and public sector banks. The Government nominated the relevant administrative ministries or departments for each sector as competent authorities which shall process applications for FDI requiring government approval in line with standard operating procedures (“SOP”).

A person residing outside India or any entity incorporated outside India has general permission to purchase shares, convertible debentures or preference shares of an Indian company subject to certain terms and conditions. Further, a citizen of Bangladesh or Pakistan or any entity incorporated in Bangladesh or Pakistan may, with the prior approval of the Government, purchase shares, convertible debentures or preference shares of an Indian company subject to certain prescribed terms and conditions. The Government has revised the FDI regime and amended the NDI Rules to require governmental approval for any FDI (a) by an entity of a country which shares a land border with India (
i.e
., Pakistan, Bangladesh, Afghanistan, Nepal, Bhutan, Myanmar and China, each a “Neighboring Country”) or (b) where the beneficial owner of an investment into India is (i) situated in a Neighboring Country, or (ii) a citizen of a Neighboring Country.
Subject to certain exceptions, FDI and investment by non-resident Indians in Indian companies do not require the prior approval of the Government of India (acting through the concerned ministries or departments) or the RBI. The Government of India has indicated that in all cases where FDI is allowed under the automatic route pursuant to the Consolidated FDI Policy, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. For cases that do require an FDI approval, including cases approved by the Government in the past, the monitoring and compliance of conditions shall be done by the concerned administrative ministries and departments. Further, in cases where the approval of the Government of India is obtained, no approval of the RBI is required. In both cases, the prescribed applicable norms with respect to determining the price at which the shares may be issued by the Indian company to the non-resident investor would need to be complied with and a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.
The burden of compliance with the sectoral or statutory caps on such foreign investment and the related conditions, if any, is on the company receiving foreign investment.
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
In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. In relation to foreign investment in private sector banks in India, the guidelines state that the foreign investment limits and sub-limits and also computation of foreign investment in private sector banks shall be as specified in the Consolidated FDI Policy and the Foreign Exchange Management Act, and regulations made in relation thereto, as amended from time to time. As per the Consolidated FDI Policy dated October 15, 2020 issued by the Government of India, and the NDI Rules, the following restrictions are applicable to foreign ownership in the Bank:

•
Foreign investors may own up to 74 percent of the equity shares of a private sector Indian banking company subject to compliance with guidelines issued by the RBI from time to time. FDI up to 49 percent is permitted under the automatic route and FDI above 49 percent and up to 74 percent requires prior approval of the competent authorities. This 74 percent limit will include investment under the portfolio investment scheme by FPIs, NRIs and shares acquired prior to September 16, 2003 by erstwhile OCBs, and continue to include IPOs, private placements, GDR/ADRs and acquisition of shares from existing shareholders. Aggregate foreign investment in the Bank from all sources is allowed up to a maximum of 74 percent of the paid-up capital of the Bank. At least 26 percent of the paid-up capital would have to be held by Indian residents, except in the case of a wholly-owned subsidiary of a foreign bank.

•
An FPI may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of an FPI below 10 percent of the capital of the Indian banking company. With effect from April 1, 2020, the aggregate limit for FPI investment is prescribed by sectoral caps applicable to Indian companies in relation to FDI, in accordance with the NDI Rules. Subject to a resolution of the board of directors and a special resolution of the shareholders of the Indian banking company, the 74 percent limit ordinarily applicable to Indian banking companies could be decreased to 24 percent, or 49 percent of the total paid-up capital of a private sector banking company before 31 March, 2020. An Indian banking company which has decreased its aggregate limit of FDI investment can increase it again, to the aggregate limit of 74 percent. However, once the aggregate limit of FPI investment is increased the same cannot be reduced to a lower threshold by the Indian banking company. The total holding by each FPI or an investor group, shall be less than 10 percent of the total paid-up capital on a fully diluted basis or less than 10 percent of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company, and the total holdings of all FPIs put together, including any other direct and indirect foreign investments in the Indian company permitted under these rules, shall not exceed 24 percent of paid-up equity capital on a fully diluted basis or paid up value of each series of debentures or preference shares or share warrants. The aggregate limit of 24 percent may be increased by the Indian company concerned up to the sectoral cap/ statutory ceiling, as applicable, with the approval of its board of directors and its general body through a resolution and a special resolution, respectively.

No single non-resident Indian may own more than 5 percent of the total paid-up capital of a private sector banking company and the aggregate holdings of all NRIs and OCIs cannot exceed 10 percent of the total paid-up capital. However, non-resident
Indians’ holdings can be allowed up to 24 percent of the total paid-up capital, provided the banking company passes a special resolution of the shareholders to that effect. In addition, while OCBs have been derecognized as a class of investors in India with effect from September 16, 2003, erstwhile OCBs which are incorporated outside India and are not under the adverse notice of RBI can make fresh investments as incorporated non-resident entities in accordance with the FDI Policy and Foreign Exchange Management (Non-Debt Instrument) Rules, 2019.
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
The FPI Regulations specify that the shares purchased by a single FPI or an investor group must be below 10 percent of the total paid-up
equity capital of a company on a fully diluted basis. It should be noted that multiple entities registered as FPIs, directly or indirectly, having common ownership of more than 50 percent or common control, shall be treated as part of the same investor group and the investment limits of all such entities shall be combined to calculate the investment limit as applicable to a single FPI.
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
Issue of Securities Through the Depository Receipt Mechanism
Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, the Companies (Issue of Global Depository Receipts) Rules, 2014 (the “Depository Receipts Rules”), the DR Scheme and the NDI Rules. SEBI has through its circular dated October 10, 2019 (the “SEBI DR Circular”) on the issue of depository receipts, among other things, provided the framework for issue and transfer of equity shares and debt securities which form the underlying instruments of the depository receipts, by listed companies.

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
In relation to listed companies, the SEBI DR Circular requires Indian depositories to develop a system to monitor the foreign holding, including that held by way of depository receipts, in line with the limits prescribed under the Foreign Exchange Management Act, 1999 and applicable SEBI Regulations, and disseminate the information regarding outstanding depository receipts and available limits for conversion. The Indian depositories are required to make necessary arrangements with the domestic custodian and/or a foreign depository. In October 2020, the SEBI issued broad operational guidelines for this purpose.
In February 2021, the SEBI issued the master circular for depositories, which consolidated the regulations governing ADRs as well as depository receipts.

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
The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2021. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on those criteria and our assessment we believe that, as of March 31, 2021, the Bank’s internal control over financial reporting was effective.
The Bank’s independent registered public accounting firm, KPMG Assurance and Consulting Services LLP, has issued an audit report on the Bank’s internal control over financial reporting.
HDFC BANK LIMITED
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai 400 013, India
July 28, 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
HDFC Bank Limited
Opinion on Internal Control Over Financial Reporting
We have audited HDFC Bank Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated July 28, 2021 expressed an unqualified opinion on those consolidated financial statements.
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
July 28, 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
HDFC Bank Limited
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and subsidiaries (the Company) as of March 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2021, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 28, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2(i) to the consolidated financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of April 1, 2020 due to the adoption of ASC Topic 326, Financial Instruments
- Credit
Losses.
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
The accompanying consolidated financial statements as of and for the year ended March 31, 2021 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and, in our opinion, such financial statements expressed in Indian rupee have been translated into United States dollars on the basis set forth in Note 2(z) to the consolidated financial statements.
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

Assessment of allowance for credit losses for loans evaluated on a collective basis
As discussed in Note 2(x) to the consolidated financial statements, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses, as of April 1, 2020. The total allowance for credit losses for loans as of April 1, 2020 was Rs. 279,846.2 million, of which Rs. 250,486.0 million related to the allowance for credit losses on loans evaluated on a collective basis (the April 1, 2020 collective ACL). As discussed in Notes 2 (i) and 9 to the consolidated financial statements, the Company’s allowance for credit losses for loans as of March 31, 2021 was Rs. 343,528.7 million, of which Rs. 306,595.1 million related to the allowance for credit losses on loans evaluated on a collective basis (the March 31, 2021 collective ACL). The April 1, 2020 collective ACL and the March 31, 2021 collective ACL include the measure of expected credit losses on a collective (pooled) basis for those loans that share similar risk characteristics. The Company estimated the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. The expected credit losses are primarily based on the Company’s estimate of probability of default (PD), loss given default (LGD), and exposure at default (EAD), computed for the respective pools. The Company uses models to develop the PD and LGD, which are derived from internal or external historical default and loss experience, that incorporate various macroeconomic assumptions over reasonable and supportable forecast period. After the reasonable and supportable forecast period, the Company reverts to its historical loss experience for the remaining expected life of the loans. The Company segments the portfolio into pools, incorporating internal rating grade for wholesale loans and shared risk characteristics for homogenous retail loans. A portion of the collective ACL is comprised of adjustments to modeled expected losses in the quantitative calculations based on qualitative factors considering the uncertain nature of economic forecasting, model limitations and idiosyncratic events not reflected in the quantitative models but are likely to impact the measurement of estimated credit losses.
We identified the assessment of the April 1, 2020 collective ACL and the March 31, 2021 collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ACL due to significant measurement uncertainty. Specifically, this assessment encompassed the evaluation of the various components of the collective ACL methodology, including the methods and models used to estimate the PD, LGD and their significant assumptions. Such significant assumptions included portfolio segmentation, the forward looking scenario and macroeconomic assumptions, the reasonable and supportable forecast period, tenor structure, the historical look-back period, credit rating models for wholesale loans and shared risk characteristics for homogenous retail loans. The assessment also included the evaluation of the qualitative adjustments and their significant assumptions, including selection of relevant macroeconomic variables and consideration of uncertain nature of economic forecasting, model limitations and idiosyncratic events. The assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD and credit rating models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the April 1, 2020 collective ACL and the March 31, 2021 collective ACL estimates, including controls over the:

•	development and review of the Company’s collective ACL methodology

•	development and validation of the PD, LGD and credit rating models

•	identification and determination of the significant assumptions used in the PD and LGD models and the qualitative adjustments

•	analysis of the collective ACL results and trends
We evaluated the Company’s process to develop the April 1, 2020 collective ACL and the March 31, 2021 collective ACL estimates by reviewing certain sources of data, factors and assumptions that the Company used and considered the appropriateness, relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

•	evaluating the Company’s collective ACL methodology and key assumptions for compliance with U.S. generally accepted accounting principles

•
evaluating judgements made by the Company relative to the development and performance testing of the PD, LGD and credit rating models by comparing them to relevant applicable industry and regulatory practices

•
assessing the conceptual soundness and performance review of the PD, LGD and credit rating models by inspecting the model documentation to determine whether the models are suitable for their intended use

•	evaluating the methodology used for the forward looking scenario and macroeconomic assumptions by comparing them to the Company’s business environment and relevant industry practices

•	assessing the appropriateness of source for macroeconomic assumptions through comparison to publicly available forecasts

•	evaluating the tenor structure, and length of the historical look-back period and reasonable and supportable forecast period by comparing them to specific portfolio risk characteristics and trends

•	determining whether the loan portfolio is segmented by similar risk characteristics by comparing to the Company’s business environment and relevant industry practices

•
assessing the conceptual soundness and methodology used for estimation of individual credit ratings for wholesale loans by reviewing both qualitative and quantitative validation of credit rating models used to assign the credit ratings

•	evaluating the appropriateness of the qualitative adjustments and the effect of those adjustments on the collective ACL by reviewing relevant credit risk factors.
We also assessed the sufficiency of the audit evidence obtained related to the April 1, 2020 collective ACL and March 31, 2021 collective ACL estimates by evaluating the:

•	cumulative results of the audit procedures

•	qualitative aspects of the Company’s accounting practices

•	potential bias in the accounting estimates.
/s/ KPMG Assurance and Consulting Services LLP
We have served as the Company’s auditor since 2015.
Mumbai, India
July 28, 2021

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2020		March 31, 2021		March 31, 2021
	(In millions, except number of shares)
ASSETS:
Cash and due from banks, and restricted cash	Rs.	611,961.0	Rs.	930,694.7	US$	12,724.8
Investments held for trading, at fair value		304,962.9		99,620.2		1,362.0
Investments available for sale debt securities, at fair value [includes restricted investments of Rs. 1,760,859.1 and Rs. 1,694,645.4 (US$ 23,169.9), as of March 31, 2020 and March 31, 2021, respectively]		3,406,289.2		4,275,449.9		58,455.7
Securities purchased under agreements to resell		250,000.0		270,060.0		3,692.4
Loans [net of allowance of Rs. 198,833.2 and Rs. 343,528.7 (US$ 4,696.9), as of March 31, 2020 and March 31, 2021, respectively]		10,425,022.4		11,700,189.2		159,969.8
Accrued interest receivable		103,035.9		118,762.9		1,623.8
Property and equipment, net		48,327.7		53,094.4		725.9
Goodwill		74,937.9		74,937.9		1,024.6
Other assets		737,352.1		456,972.8		6,247.9

Total assets	Rs .	15,961,889.1	Rs.	17,979,782.0	US$	245,826.9

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	9,730,481.3	Rs.	11,226,467.8	US$	153,492.9
Non-interest-bearing deposits		1,731,590.0		2,110,762.4		28,859.2

Total deposits		11,462,071.3		13,337,230.2		182,352.1
Securities sold under repurchase agreements		507,982.0		356,059.2		4,868.2
Short-term borrowings		377,417.6		239,264.1		3,271.3
Accrued interest payable		80,078.9		77,969.1		1,066.0
Long-term debt		1,026,518.3		1,174,758.2		16,061.8
Accrued expenses and other liabilities		611,327.2		631,096.4		8,628.6

Total liabilities	Rs.	14,065,395.3	Rs.	15,816,377.2	US$	216,248.0

Commitments and contingencies (see note 2 6 )
Shareholders’ equity:
Equity shares: par value—Rs. 1.0 each; authorized 6,500,000,000 shares and 6,500,000,000 shares; issued and outstanding 5,483,286,460 shares and 5,512,776,482 shares, as of March 31, 2020 and March 31, 2021, respectively	Rs.	5,483.3	Rs.	5,512.8	US$	75.4
Additional paid-in capital		765,888.6		794,220.3		10,858.9
Retained earnings		713,340.6		897,873.7		12,276.1
Statutory reserve		356,038.3		434,835.3		5,945.2
Accumulated other comprehensive income (loss)		52,331.6		27,186.3		371.7

Total HDFC Bank Limited shareholders’ equity		1,893,082.4		2,159,628.4		29,527.3
Noncontrolling interest in subsidiaries		3,411.4		3,776.4		51.6
Total shareholders’ equity		1,896,493.8		2,163,404.8		29,578.9

Total liabilities and shareholders’ equity	Rs.	15,961,889.1	Rs.	17,979,782.0	US$	245,826.9

See accompanying notes to consolidated financial statements

F-
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2019		2020		2021		2021
	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	827,683.0	Rs.	981,794.8	Rs.	1,017,047.8	US$	13,905.5
Trading securities		8,892.9		7,392.1		3,373.8		46.2
Available for sale debt securities		190,992.5		198,383.2		226,690.9		3,099.4
Other		14,146.5		24,412.8		28,855.1		394.5

Total interest and dividend revenue		1,041,714.9		1,211,982.9		1,275,967.6		17,445.6
Interest expense:
Deposits		410,026.4		507,888.8		501,260.2		6,853.4
Short-term borrowings		39,054.3		27,216.8		12,531.8		171.3
Long-term debt		85,081.1		83,200.5		78,361.5		1,071.4
Other		47.5		149.4		127.6		1.7

Total interest expense		534,209.3		618,455.5		592,281.1		8,097.8

Net interest revenue		507,505.6		593,527.4		683,686.5		9,347.8
Provision for credit losses		72,279.3		117,621.9		154,233.4		2,108.7

Net interest revenue after provision for credit losses		435,226.3		475,905.5		529,453.1		7,239.1

Non-interest revenue, net:
Fees and commissions		134,155.2		160,099.5		165,410.4		2,261.6
Trading securities gain/(loss), net		1,028.4		1,323.4		1,481.0		20.2
Realized gain/(loss) on sales of available for sale debt securities, net		2,596.0		25,826.2		55,925.2		764.6
Allowance on available for sale debt securities (1)		(1,081.0)		(9,109.0)		(2,915.1)		(39.9)
Foreign exchange transactions		1,917.8		15,265.6		27,762.6		379.6
Derivatives gain/(loss), net		12,409.1		3,550.0		(3,253.0)		(44.5)
Other, net		9,096.7		1,263.3		8,564.6		117.1

Total non-interest revenue, net		160,122.2		198,219.0		252,975.7		3,458.7

Total revenue, net		595,348.5		674,124.5		782,428.8		10,697.8

Non-interest expense:
Salaries and staff benefits		104,652.6		130,506.9		143,755.9		1,965.5
Premises and equipment		29,527.7		31,533.9		35,763.2		489.0
Depreciation and amortization		12,247.8		12,800.3		13,860.2		189.5
Administrative and other		108,960.4		133,439.4		149,223.0		2,040.2
Amortization of intangible assets		1.0		—		—		—

Total non-interest expense		255,389.5		308,280.5		342,602.3		4,684.2

Income before income tax expense		339,959.0		365,844.0		439,826.5		6,013.6
Income tax expense		119,393.5		105,480.0		113,820.1		1,556.2

Net income before noncontrolling interest	Rs.	220,565.5	Rs.	260,364.0	Rs.	326,006.4	US$	4,457.4
Less: Net income attributable to shareholders of noncontrolling interest		461.7		94.1		29.3		0.4

Net income attributable to HDFC Bank Limited	Rs.	220,103.8	Rs.	260,269.9	Rs.	325,977.1	US$	4,457.0

Per share information: (see note: 2 8 )
Earnings per equity share—basic	Rs.	41.07	Rs.	47.59	Rs.	59.27	US$	0.81
Earnings per equity share—diluted	Rs.	40.66	Rs.	47.27	Rs.	59.02	US$	0.80
Per ADS information (where 1 ADS represents 3 shares): (see note: 2 8 )
Earnings per ADS—basic	Rs.	123.21	Rs.	142.77	Rs.	177.81	US$	2.43
Earnings per ADS—diluted	Rs.	121.98	Rs.	141.81	Rs.	177.06	US$	2.40
Dividends declared per equity share	Rs.	7.5	Rs	2.5	Rs	6.5	US$	0.09

(1)	For fiscal 2019 and 2020 the amount represents Other than temporary impairment. The Bank adopted the CECL accounting guidance on April 1, 2020.
See accompanying notes to consolidated financial statements

F-
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal years ended March 31,
	2019		2020		2021		2021
	(In millions)
Net income before noncontrolling interest	Rs.	220,565.5	Rs.	260,364.0	Rs.	326,006.4	US$	4,457.4
Other comprehensive income, net of tax:
Foreign currency translation adjustment:
Net unrealized gain (loss) arising during the period [net of tax Rs. (356.6), Rs. (426.7) and Rs. 381.0, as of March 31, 2019, March 31, 2020 and March 31, 2021, respectively]		663.9		1,771.7		(1,132.8)		(15.5)
Available for sale debt securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. (9,187.8), Rs. (15,704.2) and Rs. 249.0, as of March 31, 2019, March 31, 2020 and March 31, 2021, respectively]		17,105.1		47,574.2		(740.6)		(10.1)
Reclassification adjustment for net (gain) loss included in net income [net of tax Rs. 1,018.1, Rs. 4,739.2 and Rs. 7,827.8, as of March 31, 2019, March 31, 2020 and March 31, 2021, respectively]		(1,895.5)		(8,823.1)		(23,271.9)		(318.2)

Other comprehensive income, net of tax		15,873.5		40,522.8		(25,145.3)		(343.8)
Total comprehensive income		236,439.0		300,886.8		300,861.1		4,113.6
Less: Comprehensive income attributable to shareholders of noncontrolling interest		461.7		94.1		29.3		0.4

Comprehensive income attributable to HDFC Bank Limited	Rs.	235,977.3		Rs. 300,792.7	Rs.	300,831.8	US$	4,113.2

See accompanying notes to consolidated financial statements

F-
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2019	2020	2021	2021
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.220,565.5	Rs.260,364.0	Rs.326,006.4	US$	4,457.4
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses	72,279.3	117,621.9	154,233.4		2,108.7
Depreciation and amortization	12,247.8	12,800.3	13,860.2		189.5
Amortization of intangible assets	1.0	—	—		—
Amortization of deferred customer acquisition costs and fees	10,423.1	11,673.2	7,930.2		108.4
Amortization of premium (discount) on investments	4,532.1	5,196.8	5,875.3		80.3
Allowance on available for sale debt securities	1,081.0	9,109.0	2,915.1		39.9
Deferred tax expense/ (benefit)	(8,129.4)	(101.2)	(8,267.3)		(112.9)
Other gains, net	(6,717.5)	133.7	(7,428.4)		(101.6)
Share-based compensation expense	5,343.3	7,476.1	10,603.5		145.0
Net realized (gain) loss on sale of available for sale debt securities	(2,596.0)	(25,826.2)	(55,925.2)		(764.6)
(Gain) loss on disposal of property and equipment, net	(64.8)	81.9	(16.2)		(0.2)
Unrealized exchange (gain) loss	574.6	3,312.5	(356.8)		(4.9)
Net change in:
Investments held for trading	(96,555.7)	(227,480.4)	388,530.5		5,312.1
Accrued interest receivable	(15,060.3)	(9,752.6)	(15,804.6)		(216.1)
Other assets	(112,726.3)	(140,959.9)	82,993.4		1,134.7
Accrued interest payable	13,775.0	563.7	(2,073.9)		(28.4)
Accrued expense and other liabilities	84,299.5	146,966.9	18,700.6		255.7

Net cash provided by operating activities	183,272.2	171,179.7	921,776.2		12,603.0

Cash flows from investing activities:
Term placements, net	24,447.4	6,055.7	4,168.0		57.0
Activity in available for sale debt securities:
Purchases	(1,781,754.9)	(2,608,516.6)	(3,217,140.1)		(43,986.1)
Proceeds from sales	453,778.9	1,214,082.0	1,609,149.3		22,000.9
Maturities, prepayments and call s	937,072.0	653,889.0	784,327.6		10,723.6
Net change in repurchase agreements and reverse repurchase agreements	609,805.1	160,195.5	(171,982.8)		(2,351.4)
Loans purchased	(240,356.2)	(252,738.1)	(189,797.8)		(2,595.0)
Repayments on loans purchased	89,713.3	122,821.6	124,275.6		1,699.1
Increase in loans originated, net of principal collections	(1,610,724.3)	(1,428,007.7)	(1,446,355.1)		(19,775.1)
Additions to property and equipment	(16,355.0)	(18,294.3)	(17,806.5)		(243.5)
Proceeds from sale or disposal of property and equipment	212.3	182.4	152.8		2.1
Activity in equity securities, net	(2,821.4)	(157.9)	(140.7)		(1.9)

Net cash used in investing activities	(1,536,982.8)	(2,150,488.4)	(2,521,149.7)		(34,470.3)

See accompanying notes to consolidated financial statements

F-
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2019		2020		2021		2021
	(In millions)
Cash flows from financing activities:
Net increase in deposits		1,331,850.9		2,213,972.5		1,882,763.1		25,741.9
Net increase (decrease) in short-term borrowings		(127,707.1)		(277,587.3)		(138,024.7)		(1,887.1)
Proceeds from issue of shares by a subsidiary to noncontrolling interests		459.8		466.8		492.4		6.7
Proceeds from issuance of long-term debt		320,093.6		272,104.7		481,989.2		6,590.0
Repayment of long-term debt		(224,084.5)		(315,209.6)		(326,285.0)		(4,461.1)
Proceeds from issuance of equity shares for options exercised		22,008.2		18,486.8		17,601.0		240.6
Proceeds from issuance of equity shares (net of issuance cost)		235,896.2		—		—		—
Payment of dividends and dividend tax		(41,015.2)		(66,447.3)		(166.6)		(2.3)

Net cash provided by financing activities		1,517,501.9		1,845,786.6		1,918,369.4		26,228.7

Effect of exchange rate changes on cash and due from banks, and restricted cash		(3,069.7)		10,610.5		(262.2)		(3.6)
Net change in cash and due from banks, and restricted cash		160,721.6		(122,911.6)		318,733.7		4,357.8
Cash and due from banks, and restricted cash, beginning of year		574,151.0		734,872.6		611,961.0		8,367.0

Cash and due from banks, and restricted cash, end of year	Rs.	734,872.6	Rs.	611,961.0	Rs.	930,694.7	US$	12,724.8

Supplementary cash flow information:
Interest paid	Rs.	520,351.2	Rs.	617,749.1	Rs.	594,390.9	US$	8,126.8
Income taxes paid, net of refunds	Rs.	119,365.0	Rs.	104,013.4	Rs.	130,214.5	US$	1,780.3
Non-cash investment activities
i) Payable for purchase of property and equipment	Rs.	1,323.7	Rs.	1,232.7	Rs.	2,061.2	US$	28.2
ii) Trade date sale receivable of available for sale debt securities	Rs.	—	Rs.	32,730.8	Rs.	—	US$	—
iii) Operating lease
right-of-use
assets represent
non-cash
investing activities. Refer note
26-
lease commitments for more information and balances as at March 31, 2021.
See accompanying notes to consolidated financial statements

F-
9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2018	5,190,180,534	Rs.	5,190.2	Rs.	476,570.4	Rs.	462,876.2	Rs.	233,323.5	Rs.	(3,796.7)	Rs.	1,174,163.6	Rs.	2,329.7	Rs.	1,176,493.3
Adoption of accounting standard (1)							268.0				(268.0)		—				—
Shares issued in public offering (net of issuance cost of Rs. 1,262.9 million)	208,888,078		208.9		235,687.3								235,896.2				235,896.2
Shares issued upon exercise of options	47,544,608		47.5		21,960.7								22,008.2				22,008.2
Share-based compensation					5,343.3								5,343.3				5,343.3
Dividends, including dividend tax							(41,015.2)						(41,015.2)				(41,015.2)
Change in ownership interest in subsidiary					201.9								201.9		(201.9)		—
Shares issued to noncontrolling interest													—		459.8		459.8
Transfer to statutory reserve							(54,997.6)		54,997.6				—				—
Net income							220,103.8						220,103.8		461.7		220,565.5
Net change in accumulated other comprehensive income											15,873.5		15,873.5				15,873.5
Balance at March 31, 2019	5,446,613,220	Rs.	5,446.6	Rs.	739,763.6	Rs.	587,235.2	Rs.	288,321.1	Rs.	11,808.8	Rs.	1,632,575.3	Rs.	3,049.3	Rs.	1,635,624.6

(1)	Effective April 1, 2018, the Bank adopted ASU 2016-01 “Financial Instruments—Overall (Subtopic 825-10)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2019	5,446,613,220	Rs.	5,446.6	Rs.	739,763.6	Rs.	587,235.2	Rs.	288,321.1	Rs.	11,808.8	Rs.	1,632,575.3	Rs.	3,049.3	Rs.	1,635,624.6
Shares issued upon exercise of options	36,673,240		36.7		18,450.1								18,486.8				18,486.8
Share-based compensation					7,476.1								7,476.1				7,476.1
Dividends, including dividend tax							(66,447.3)						(66,447.3)				(66,447.3)
Change in ownership interest in subsidiary					198.8								198.8		(198.8)		—
Shares issued to noncontrolling interest													—		466.8		466.8
Transfer to statutory reserve							(67,717.2)		67,717.2				—				—
Net income							260,269.9						260,269.9		94.1		260,364.0
Net change in accumulated other comprehensive income											40,522.8		40,522.8				40,522.8
Balance at March 31, 2020	5,483,286,460	Rs.	5,483.3	Rs.	765,888.6	Rs.	713,340.6	Rs.	356,038.3	Rs.	52,331.6	Rs.	1,893,082.4	Rs.	3,411.4	Rs.	1,896,493.8

See accompanying notes to consolidated financial statements

F-
10

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity
	(In millions, except for equity shares)
Balance at March 31, 2020	5,483,286,460	Rs.	5,483.3	Rs.	765,888.6	Rs.	713,340.6	Rs.	356,038.3	Rs.	52,331.6	Rs.	1,893,082.4	Rs.	3,411.4	Rs.	1,896,493.8
Adoption of accounting standard (1)							(62,480.4)						(62,480.4)				(62,480.4)
Shares issued upon exercise of option s	29,490,022		29.5		17,571.5								17,601.0				17,601.0
Share-based compensation					10,603.5								10,603.5				10,603.5
Dividends							(166.6)						(166.6)				(166.6)
Change in ownership interest in subsidiary					156.7								156.7		(156.7)		—
Shares issued to noncontrolling interest													—		492.4		492.4
Transfer to statutory reserve							(78,797.0)		78,797.0				—				—
Net income							325,977.1						325,977.1		29.3		326,006.4
Net change in accumulated other comprehensive income											(25,145.3)		(25,145.3)				(25,145.3)
Balance at March 31 , 2021	5,512,776,482	Rs.	5,512.8	Rs.	794,220.3	Rs.	897,873.7	Rs.	434,835.3	Rs.	27,186.3	Rs.	2,159,628.4	Rs.	3,776.4	Rs.	2,163,404.8
Balance at March 31, 2021	5,512,776,482	US$	75.4	US$	10,858.9	US$	12,276.1	US$	5,945.2	US$	371.7	US$	29,527.3	US$	51.6	US$	29,578.9

*
Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable
statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

(1)	Effective April 1, 2020, the Bank adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (see note 2(g), 2(i), 2(x),5,9,20 and 23)
See accompanying notes to consolidated financial statements
F-1
1

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
The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 21.2% and 21.1% of the Bank’s equity as of March 31, 2020 and March 31, 2021, respectively. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.
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
On July 17, 2018, the Bank made a preferential allotment of 78,193,634 equity shares to Housing Development Finance Corporation Limited at an issue price of Rs. 1,087.05 per equity share. On August 2, 2018, the Bank issued 35,000,000 American Depositary Shares (ADSs) representing 105,000,000 equity shares at a price of US$ 52.00 per ADS. The Bank also allotted 25,694,444 equity shares pursuant to a qualified institutional placement (QIP) offering at a price of Rs. 1,080.0 per equity shares. The total number of shares issued pursuant to exercise of stock options during the period is 47,544,608 shares.
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

F-1
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c. Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses, the valuation of unquoted investments, impairment in securities, valuation of derivatives, stock-based compensation, unrecognized tax benefits, valuation of lease liabilities and impairment assessment of goodwill.
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
f. Investments in securities
Investments consist of securities purchased as part of the Bank’s treasury operations, such as government securities and other debt securities, and investments purchased as part of the Bank’s wholesale banking operations, such as credit substitute securities issued by the Bank’s wholesale banking customers
.
Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom the Bank has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and the Bank bears the same customer credit risk as it does for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by the Bank with the issuer. As the Bank’s exposures to such securities are similar to its exposures on its loan portfolio, additional disclosures have been provided on impairment status in note 7 and on concentrations of credit risk in note 10.
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

F-1
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity securities are classified under other assets. Marketable securities are measured at fair value, change in fair value recorded in earnings.
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
g. Impairment of debt securities
Up to March 31, 2020, declines in the fair values of held to maturity and available for sale debt securities below their carrying value that were other than temporary were reflected in net income as other than temporary impairment losses, based on management’s best estimate of the fair value of the investment. The Bank conducted a review each year to identify other than temporary declines based on an evaluation of all significant factors. The Bank’s review of impairment generally entailed identification and evaluation of investments that had indications of possible impairment, analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment and documentation of the results of these analysis, as required under business policies. Estimates of any declines in the fair values of credit substitute securities that were other than temporary were measured on a case-by-case
basis together with loans to those customers. The Bank did not recognize an impairment for debt securities if the cause of the decline was related solely to interest rate increase and the Bank did not intend to sell the security and it was not more likely than not that the Bank would be required to sell the security before recovery of its amortized cost basis.
The Bank adopted ASU
2016-13,
Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL) with effect from April 1, 2020. The Bank conducts review of all available-for-sale
securities with fair value below their carrying value or with zero loss expectation. The Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The allowance is increased or decreased if credit conditions subsequently worsen or improve. Reversal of credit losses are recognized in earnings. The Bank recognizes the entire difference between amortized cost basis and fair value in earnings for impaired AFS debt securities that the Bank has an intent to sell or for which the Bank believes it will more-likely-than-not
be required to sell prior to recovery of the amortized cost basis. The Bank applied ASC 326 to AFS debt securities when Other Than Temporary Impairment has been recognized before the adoption. Amortized cost of a security, including the security’s effective interest rate where an other-than-temporary impairment had been recognized up to March 31, 2020 has remained unchanged. Amounts previously recognized in accumulated other comprehensive income as of the adoption date that relate to improvements in cash flows continue to be accreted to interest income over the remaining life of the security on a level-yield basis. Recoveries of amounts previously written off relating to improvements in cash flows after the date of adoption are recorded to income in the period received. The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on Debt securities in a timely manner in line with the Bank’s non-accrual and past due policies and also on any Debt security classified as non-performing. The Bank does not purchase debt securities with credit deterioration.
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
Interest is accrued on the unpaid principal balance and is included in interest income. Loans are generally placed on
“non-accrual”
status when interest or principal payments are three months past due or if they are considered non-performing , at which time no further interest is accrued and any unrealized interest recognized in the income statement is reversed. Interest income and principal payments on loans placed on non-accrual
status is recognized when received. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current, and future payments are reasonably assured.

F-1
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

i. Allowance for credit losses
The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans. Upon adoption of ASC 326, the Bank revised its accounting policy for Allowance for credit losses as detailed below:
Retail
Up to March 31, 2020 the Bank’s retail loan loss allowance consisted of specific allowance and allowance for loans collectively evaluated for impairment (termed as “unallocated allowance”). The Bank established a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally, the Bank monitored loan to value ratios for loan against securities. The loans were charged off against allowances typically when the account became 150 to
1,083
days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off were 150 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believed that any future cash flows from these loans were remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. Subsequent recoveries, if any, against write-off
cases, were adjusted to provision for credit losses in the consolidated statement of income. The Bank also recorded unallocated allowances for its retail loans by product type. The Bank’s retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. The Bank established an unallocated allowance for loans in each product group based on its estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. The Bank estimated its unallocated allowance for retail loans based on its probability of default and loss given default, determined for the respective risk pools
.
Wholesale
Up to March 31, 2020, the allowance for wholesale loans consisted of specific and unallocated components. The allowance for such credit losses was evaluated on a regular basis by management and was based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation was inherently subjective as it required estimates that are susceptible to significant revision as more information became available.
Loans were charged off against the allowance when management believes that the loan balance may not be recovered. Subsequent recoveries, if any, against write-off
cases, were adjusted to provision for credit losses in the consolidated statement of income. The Bank grades its wholesale loan accounts considering both qualitative and quantitative criteria. Wholesale loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due.
The Bank established specific allowances for each impaired wholesale loan customer, in the aggregate, for all facilities, including term loans, cash credits, bills discounted and lease finance, based on either the present value of expected future cash flows discounted at the loan’s effective interest rate or the net realizable value of the collateral if the loan is collateral dependent. Collateral values are generally based on appraisals from internal and external valuation sources. Wholesale loans that experienced insignificant payment delays and payment shortfalls were generally not classified as impaired but were placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case
basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed. These factors were considered by the Bank for selection of loans for credit reviews and assessment of impairment.
The Bank also established an unallocated allowance for wholesale standard loans based on the internal rating grades assigned, and the probability of default associated with internal rating grade pools and the loss given default.
Effective April 1, 2020, the Bank adopted the CECL accounting guidance. The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost and certain off-balance
sheet credit exposures including undrawn commitments not cancellable, Investments including AFS Securities and other financial assets measured at amortized cost. This framework requires that management’s estimate reflects credit losses over the instrument’s remaining expected life and considers expected future changes in macroeconomic conditions.

F-1
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Banks allowance for credit losses comprises:

•	the allowance for loan losses, which covers the Bank’s loan portfolios and is presented separately on the balance sheet in Loans,

•	the allowance for lending-related commitments, which is recognized on the balance sheet in Accrued expenses and other liabilities,

•
the allowance for credit losses on investment securities, which covers the Bank’s AFS debt securities and is recognized on the balance sheet in Investments available for sale debt securities on the balance sheet and,

•
the allowance for credit losses on other financial assets measured at amortized cost, and other off-balance sheet credit exposures, which is recognized on the balance sheet in Accrued expenses and other liabilities.

All changes in the allowance for credit losses is recognized in the income statement.
Determining the appropriateness of the allowance for credit losses is complex and requires significant judgment by management about the effect of matters that are inherently uncertain. Subsequent evaluations of credit exposures, considering the macroeconomic conditions, forecasts and other factors then prevailing, may result in significant changes in the allowance for credit losses in future periods.
The Bank’s policies used to determine its allowance for credit losses and its allowance for lending-related commitments are described in the following paragraphs.
The Bank’s portfolio is bifurcated into Retail and Wholesale portfolios, wherein the Retail portfolio is segmented into homogenous pools using various factors such as nature of product, delinquencies, and other demographic and behavioral variables of the borrowers. The wholesale portfolio is segmented into various risk grades on the basis of host of quantitative and qualitative factors including financial performance, industry risk, business risk and management quality. The allowance for loan-related losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of outstanding loans and lending-related commitments that are not unconditionally cancellable. The Bank does not record an allowance for future draws on unconditionally cancellable lending-related commitments (e.g., credit cards). The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on loans more than 90 days past due and in case of agricultural loans more than
365 days past due
, and also on any loans classified as
non-performing.
The expected life for retail loans and wholesale loans is determined by considering its contractual term and expected prepayments. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account. The Bank has Unconditionally Cancellable Clause (UCC) for credit card lines and as allowed by CECL accounting guidance, the Bank makes an allowance only for debt drawn at the time of expected loss measurement. Bank applies expected principal payments to the credit card receivable balances existing at the reporting date until the balance is exhausted.
The estimate of expected credit losses includes expected recoveries of amounts previously charged off or expected to be charged off, even if such recoveries result in a negative allowance. The Retail loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans, credit card receivables, and 180 days for auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. The wholesale Loans are charged off against the allowance when management believes that the loan balance may not be recovered including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. Subsequent recoveries, if any, against write-off
cases, are adjusted to provision for credit losses in the consolidated statement of income.
Wholesale loans are considered
non-performing
when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining non-performance
include payment status, the financial condition of the borrower, the value of collateral held, and the probability of collecting scheduled principal and interest payments when due. Wholesale loans that experienced insignificant payment delays and payment shortfalls are generally not classified as non-performing
but are placed on a surveillance watch list and closely monitored for deterioration. Management determines the significance of payment delays and payment shortfalls on a case-by-case
basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, market information, and the amount of the shortfall in relation to the principal and interest owed. These factors are considered by the Bank for selection of loans for credit reviews and assessment of allowance.
In order to estimate the allowance, the Bank primarily
relies
on its risk-segmentation models, which are also an integral part of the Bank’s risk management framework. Risk segmentation aims to group homogenous exposures together to allow for collective assessment of expected losses. Expected Loss estimation under collective assessment, is primarily based on Probability of Default (PD), Loss given Default (LGD), Exposure at Default (EAD) estimates. The Bank has modeled its probability of default (PD) estimates at the aforementioned granularity for its retail and wholesale portfolios and has also created the tenor structure of the same for computation of credit losses.

F-1
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s off-balance sheet credit exposures include unfunded loan commitments, financial guarantees, including standby letters of credit, and other similar instruments. For off-balance sheet credit exposures, the Bank recognizes an Allowance for credit loss (ACL) associated with the unfunded amounts. The Bank does not recognize an ACL for commitments that are unconditionally cancelable at Bank’s discretion. ACL for off-balance sheet credit exposures are reported as a liability in accrued expenses and other liabilities on the consolidated balance sheet. ACL is in such cases is measured for the remaining contractual term, adjusted for prepayments, of the financial asset (including off-balance sheet credit exposures) using historical experience, current conditions, and reasonable and supportable forecasts
.
Collective and Individual Assessments
Management estimates the allowance balance using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical loan default and loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information incorporate management’s view of current conditions and forecasts.
The methodology for estimating the amount of credit losses reported in the allowance for credit losses has two basic components: first, a pooled component for expected credit losses for pools of loans that share similar risk characteristics and second an asset-specific component involving loans that do not share risk characteristics and the measurement of expected credit losses for such individual loans..
. As an integral part of the credit process, the Bank has a credit rating model appropriate to its retail and wholesale credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated at least annually.
The majority of the Bank’s credit exposures share risk characteristics with other similar exposures, and as a result are collectively assessed for allowance (“portfolio-based component”). If an exposure does not share risk characteristics with other exposures, the Bank generally estimates expected credit losses on an individual basis, considering expected repayment and conditions impacting that individual exposure (“asset-specific component”). The asset-specific component covers loans modified or reasonably expected to be modified in a TDR, collateral-dependent loans, as well as, borrowers with financial difficulties
Portfolio-based component (Pooled Loans)
The portfolio-based component begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one risk rating to another. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the Bank’s exposure at default.
Apart from its historical experience, the Bank seeks to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses for the Bank into its allowance. The Bank therefore includes in its estimation the use of quantitative statistical models to predict impact of macro-economic variables on defaults. The Bank relies on a single economic variable to develop reasonable and supportable forecasts. In deploying these models the Bank has assessed the impact of an exhaustive set of macro-economic variables such as GDP, inflation, Gross Capital Formation and Index of Industrial Production(IIP) on its expected losses, and uses consensus macro-economic forecasts surveyed and published by the Reserve Bank of India. As the consensus macro-economic forecasts are published for a year the Bank reverts to the historical average default rate beyond this period. Any adjustments needed to the modeled expected losses in the quantitative calculations are addressed through a qualitative adjustment. Qualitative adjustment , among other things: the uncertainty of forward-looking scenarios based on the likelihood and severity of a possible recession; the uncertainty of economic conditions related to an alternative downside scenario; certain portfolio characteristics and concentrations; collateral coverage; model limitations; idiosyncratic events; and other relevant criterias. The qualitative adjustment also reflects the estimated impact of the pandemic on the economic forecasts and the impact on credit loss estimates. The total ACL is comprised of the quantitative and qualitative components.

F-1
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank estimates its allowance for credit losses for pooled loans based on its probability of default and loss given default, determined for the respective risk pools.
Asset-specific component
To determine the asset-specific component of the allowance, collateral-dependent loans (including those loans for which foreclosure is probable) and larger, non-accrual
risk-rated loans in the wholesale portfolio segment are generally evaluated individually, while smaller loans (both scored and risk-rated) are aggregated for evaluation using factors relevant for the respective class of assets.
The Bank generally measures the asset-specific allowance as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan’s original effective interest rate. Subsequent changes in impairment, including those related to passage of time, are generally recognized as an adjustment to the allowance for credit losses. For collateral-dependent loans, the fair value of collateral less estimated costs to sell is used to determine the charge-off
amount for declines in value (to reduce the amortized cost of the loan to the fair value of collateral) or the amount of negative allowance that should be recognized (for recoveries of prior charge-offs associated with improvements in the fair value of collateral).
The asset-specific component of the allowance for credit losses that have been or are expected to be modified in TDRs incorporates the effect of the modification on the loan’s expected cash flows (including forgone interest, principal forgiveness, as well as other concessions), and also the potential for redefault. For wholesale loans modified or expected to be modified in TDRs, expected losses incorporate management’s expectation of the borrower’s ability to repay under the modified terms.
Estimating the timing and amounts of future cash flows is highly judgmental as these cash flow projections rely upon estimates such as loss severities, asset valuations, default rates (including redefault rates on modified loans), the amounts and timing of interest or principal payments (including any expected prepayments) or other factors that are reflective of current and expected market conditions. All of these estimates and assumptions require significant management judgment and certain assumptions are highly subjective.
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

F-1
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

F-1
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

F-
20

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

q. Stock-based compensation
The fair value of stock-based compensation is estimated on the date of each grant based on a binomial model. For further information, see note 2
1
.
r. Debt issuance costs
Issuance costs of long-term debt are amortized over the tenure of the debt.
s. Earnings per share
Basic earnings per equity share have been computed by dividing net income by the weighted average number of equity shares outstanding for the period. Diluted earnings per equity share has been computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period, using the treasury stock method, except where the result would be anti-dilutive. The Bank also reports basic and diluted earnings per ADS, where each ADS represents three equity shares. Earnings per ADS have been computed as earnings per equity share multiplied by the number of equity shares per ADS. A reconciliation of the number of shares used in computing earnings per share has been provided in note 2
8
.
t. Segment information
The Bank operates in three reportable segments, namely retail banking, wholesale banking and treasury services. Segment-wise information has been provided in note 2
5
.
u. Derivative financial instruments
The Bank recognizes all derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them at fair value. The Bank has not designated any derivatives as hedges. As such, all changes in fair value of derivative instruments are recognized in net income under derivative gain/(loss) in the period of change.
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

F-2
1

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

w. Goodwill and other intangibles
Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. Up to March 31, 2020 this analysis was a two-step
process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit is considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is to be performed. The second step involved calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. On April 1, 2020, the Bank adopted ASU 2017-04 which eliminated the requirement to calculate the implied fair value of
Goodwill ( the second step).
 Accordingly,
i
f the fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no
impairment. If the goodwill assigned to a reporting unit exceeds fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.
x. Recently adopted accounting standards
In June 2016, the FASB issued ASU
2016-13
“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses, while also providing transparency about credit risk. The CECL model utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held to maturity securities and other receivables at the time the financial asset is originated or acquired. It also applies to off-balance
sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). The expected credit losses are required to be adjusted each period for changes in expected lifetime credit losses. The update requires use of judgment in determining the relevant information and estimation methods that are appropriate for measurement of expected credit losses which is to be based on relevant information about past events, historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. In addition, ASC
326-30
provides a new credit loss model for
available-for-sale
debt securities where the credit losses are required to be recorded through an allowance and the ASU limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. While the update changes the measurement of the allowance for credit losses, it does not change the credit risk for the Bank’s loan portfolios. The FASB has issued multiple updates to ASU
2016-13
as codified in Topic 326, viz. ASUs
2018-19,
2019-04,
2019-05,
2019-10,
2019-11,
2020-02,
and
2020-03.
These ASUs have provided for various minor technical corrections and improvements to the codification as well as other transition matters. The Bank adopted the ASU effective April 1, 2020 using the modified retrospective method for all financial assets measured at amortized cost and off-balance
sheet credit exposures. Results for reporting periods beginning after April 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The adoption of ASC 326 had an impact of Rs.
83,496.4
 million that was offset by a corresponding decrease in retained earnings of Rs.
62,480.4
 million and Rs.
21,016.0
 million increase in deferred tax assets.
The increase in the allowance for credit losses required under the ASC 326 generally reflected the impact of reserves calculated over the life of loan, and more specifically higher reserves required for longer duration loan portfolios, and the utilization of a longer historical look-back period in the calculation of probability of default .

F-2
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table illustrates the impact on allowances for credit losses on adopting ASC 326.

	As of April 1, 2020
	As reported under ASC 326		Pre-ASC 326 adoption		Impact of ASC 326 adoption
	(In millions)
Loans:
Auto loans	Rs.	29,099.9	Rs.	19,219.0	Rs.	9,880.9
Personal loans/Credit cards		85,188.2		47,097.1		38,091.1
Retail business banking		36,807.8		32,860.3		3,947.5
Commercial vehicle and construction equipment finance		20,788.9		20,463.4		325.5
Housing loans		3,360.2		1,700.7		1,659.5
Other retail loans		38,098.6		37,864.3		234.3
Wholesale loans		66,502.6		39,628.4		26,874.2

Allowance for Credit Losses on Loans	Rs.	279,846.2	Rs.	198,833.2	Rs.	81,013.0
Allowance for Credit Losses on AFS debt securities		—		—		—
Accrued expenses and other liabilities:
Allowance for Credit Losses on Off-Balance Sheet Credit Exposures and undrawn commitments	Rs.	5,523.4	Rs.	3,226.8	Rs.	2,296.6
Allowance for Credit Losses Other		186.8		—		186.8

Tota l	Rs.	285,556.4	Rs.	202,060.0	Rs.	83,496.4

In January 2017, the FASB issued ASU
No. 2017-04
“Intangibles-Goodwill and Other (Topic 350)—Simplifying the Test for Goodwill Impairment”. The amendment in this update simplifies the subsequent measurement of goodwill impairment by eliminating the requirement to calculate the implied fair value of goodwill (i.e., the current Step 2 of the goodwill impairment test) to measure a goodwill impairment charge. The impairment test is simply the comparison of the fair value of a reporting unit with its carrying amount (the current Step 1), with the impairment charge being the deficit in fair value but not exceeding the total amount of goodwill allocated to that reporting unit. The Bank adopted the ASU effective April 1, 2020. The ASU is to be adopted prospectively. Management had conducted its annual impairment tests for goodwill and indefinite-lived intangible assets as of March 31, 2020 using generally accepted valuation methods. No impairment of goodwill or indefinite-lived intangible assets was identified as a result of the said annual impairment analyses. Future impairment testing will be conducted each March 31, unless a triggering event occurs in the interim that would suggest possible impairment, in which case it would be tested as of the date of the triggering event. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.
In August 2018, the FASB issued ASU
No. 2018-13
“Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The amendments modify certain disclosure requirements for fair value measurements. Entities are required to disclose and describe the range and weighted average of significant observable inputs used to prospectively develop Level 3 fair value measurements. The Bank adopted the ASU effective April 1, 2020. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations
.

F-2
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

y. Recently issued accounting pronouncements not yet effective
In December 2019, the FASB issued ASU
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
In March 2020, the FASB issued ASU
No. 2020-04
“Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. The ASU provides for optional expedients and other guidance related to modification of contracts, hedging relationships, and other transactions affected by reference rate reform. The ASU also provides an election to account for certain contract amendments related to reference rate reform as modifications rather than extinguishments without the requirement to assess the significance of the amendments. The various practical expedients and elections allow hedge accounting to continue uninterrupted during the transition period. The amendments in the update are elective and applicable on issue. The guidance terminates in December 2022. The Bank has as of March 31, 2021 not opted for any of the various practical expedients and elections provided in the update and accordingly there has been no material impact on the Bank’s consolidated financial position or results of operations.

F-2
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

z. Convenience translation
The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the fiscal year ended March 31, 2021 have been translated into U.S. dollars at U.S.$
1.00
 = Rs.
73.14
as published by the Federal Reserve Board of New York on March 31, 2021. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

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
The cash and due from banks, and restricted cash consist of restricted cash of Rs. 361,409.5 million and Rs. 552,005.5 million (US$ 7,547.2 million) as at March 31, 2020 and March 31, 2021, respectively.
4. Investments, held for trading
The portfolio of trading securities as of March 31, 2020 and March 31, 2021 was as follows:

	As of March 31, 2020
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	207,131.4	Rs.	592.9	Rs.	17.2	Rs.	207,707.1
Other corporate/financial institution securities		4,495.9		7.1		32.5		4,470.5

Total debt securities	Rs.	211,627.3	Rs.	600.0	Rs.	49.7	Rs.	212,177.6
Other securities (including mutual fund units)		92,683.9		101.4		—		92,785.3

Total	Rs.	304,311.2	Rs.	701.4	Rs.	49.7	Rs.	304,962.9

	As of March 31, 2021
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	15,076.0	Rs.	85.8	Rs.	2.6	Rs.	15,159.2
Other corporate/financial institution securities		34,803.9		43.3		0.4		34,846.8

Total debt securities	Rs.	49,879.9	Rs.	129.1	Rs.	3.0	Rs.	50,006.0
Other securities (including mutual fund units)		52,912.2		110.9		3,408.9		49,614.2

Total	Rs.	102,792.1	Rs.	240.0	Rs.	3,411.9	Rs.	99,620.2

Total	US$	1,405.3	US$	3.3	US$	46.6	US$	1,362.0

F-2
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Investments, available for sale debt securities
The portfolio of available for sale debt securities as of March 31, 2020 and March 31, 2021 was as follows:

	As of March 31, 2020
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	2,637,464.4	Rs.	52,630.0	Rs.	1,491.6	Rs.	2,688,602.8
State government securities		177,055.9		11,337.7		—		188,393.6
Government securities outside India		8,367.0		48.4		—		8,415.4
Credit substitutes (see note 7)		360,741.5		2,309.5		677.3		362,373.7
Other corporate/financial institution bonds		29,710.9		212.8		409.6		29,514.1
Debt securities, other than asset and mortgage-backed securities		3,213,339.7		66,538.4		2,578.5		3,277,299.6
Mortgage-backed securities		37.3		0.8		—		38.1
Asset-backed securities		125,931.2		1,746.0		150.0		127,527.2
Other securities (including mutual fund units)		1,424.1		0.2		—		1,424.3
Total	Rs.	3,340,732.3	Rs.	68,285.4	Rs.	2,728.5	Rs.	3,406,289.2
Securities with gross unrealized losses							Rs.	300,932.1
Securities with gross unrealized gains								3,105,357.1
							Rs.	3,406,289.2

	As of March 31, 2021
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value
	(In millions)
Government of India securities	Rs.	3,159,905.2	Rs.	31,824.6	Rs.	20,225.8	Rs.	3,171,504.0
State government securities		348,067.7		7,373.7		2,669.6		352,771.8
Government securities outside India		5,932.2		3.8		—		5,936.0
Credit substitutes (see note 7)		534,227.1		13,423.1		373.3		547,276.9
Other corporate/financial institution bonds		36,419.0		352.5		12.3		36,759.2
Debt securities, other than asset and mortgage-backed securities		4,084,551.2		52,977.7		23,281.0		4,114,247.9
Mortgage-backed securities		30.5		1.8		—		32.3
Asset backed securities		157,399.9		4,081.5		311.7		161,169.7
Total	Rs.	4,241,981.6	Rs.	57,061.0	Rs.	23,592.7	Rs.	4,275,449.9
Total	US$	57,998.1	US$	780.2	US$	322.6	US$	58,455.7
Securities with gross unrealized losses							Rs.	1,162,099.9
Securities with gross unrealized gain s								3,113,350.0
							Rs.	4,275,449.9
							US$	58,455.7

F-2
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS investments of Rs. 2,876,996.4 million and Rs. 3,524,275.8 million (US$ 48,185.3 million) as of March 31, 2020 and March 31, 2021, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 1,760,859.1 million as of March 31, 2020 and Rs. 1,694,645.4 million (US$ 23,169.9 million) as of March 31, 2021, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO) and real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions
.
The Bank evaluated the impaired investments and has fully recognized an expense of Rs. 9,109.0 million as impairment for year ended March 31, 2020 because the Bank intends to sell the securities before recovery of their amortized cost. Amortized cost is net of Rs.

2,915.1
 million (US$ 39.9 million) as allowance for credit losses for year ended March 31, 2021. There was no allowance recorded as at April 1, 2020 upon adoption of the CECL accounting guidance April 1, 2020.
The gross unrealized losses and fair value of available for sale debt securities at March 31, 2020 was as follows:

	As of March 31, 2020
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)

Government of India securities	Rs.	24,492.8	Rs.	69.8	Rs.	158,735.8	Rs.	1,421.8	Rs.	183,228.6	Rs.	1,491.6
State government securities		—		—		—		—		—		—
Government securities outside India		—		—		—		—		—		—
Credit substitutes (see note 7)		38,039.9		481.2		18,680.4		196.1		56,720.3		677.3
Other corporate/financial institution bonds		18,626.2		409.6		—		—		18,626.2		409.6
Debt securities, other than asset and mortgage-backed securities		81,158.9		960.6		177,416.2		1,617.9		258,575.1		2,578.5
Mortgage-backed securities		—		—		—		—		—		—
Asset-backed securities		41,510.7		144.7		846.3		5.3		42,357.0		150.0
Other securities (including mutual fund units)		—		—		—		—		—		—
Total	Rs.	122,669.6	Rs.	1,105.3	Rs.	178,262.5	Rs.	1,623.2	Rs.	300,932.1	Rs.	2,728.5

The gross unrealized losses and fair value of available for sale debt securities at March 31, 2021 was as follows:

	As of March 31, 2021
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses
					(In millions)
Government of India securities	Rs.	930,710.0	Rs.	20,224.7	Rs.	98.2	Rs.	1.1	Rs.	930,808.2	Rs.	20,225.8
State government securities		133,639.8		2,669.6		—		—		133,639.8		2,669.6
Government securities outside India		—		—		—		—		—		—
Credit substitutes (see note 7)		43,455.7		373.3		—		—		43,455.7		373.3
Other corporate/financial institution bonds		4,957.2		12.3		—		—		4,957.2		12.3
Debt securities, other than asset and mortgage-backed securities		1,112,762.7		23,279.9		98.2		1.1		1,112,860.9		23,281.0
Mortgage-backed securities		—		—		—		—		—		—
Asset-backed securities		49,239.0		311.7		—		—		49,239.0		311.7
Other securities (including mutual fund units)		—		—		—		—		—		—
Total	Rs.	1,162,001.7	Rs.	23,591.6	Rs.	98.2	Rs.	1.1	Rs.	1,162,099.9	Rs.	23,592.7
Total	US$	15,887.4	US$	322.6	US$	1.3	US$	—	US$	15,888.7	US$	322.6

F-2
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2021 there were 58 number of AFS investments in Government of India securities, State government securities and Government securities outside India with unrealized losses totaling Rs. 22,895.4 million.
Upon analysing the debt security portfolios, the Bank determined that no allowance was required as at March 31, 2021 in government issued or backed securities as for these debt securities the risk of loss was deemed minimal. Additionally, none of the remaining AFS investments in debt securities held by the Bank were past due or in non-accrual status as of March 31, 2021. The declines in the market value of these securities were attributable to changes in interest rates and not credit quality, and because the Bank had the ability and intent to hold these investments until there is a recovery in fair value, which may be at maturity, the Bank did not record any allowance for credit losses on any of these securities at March 31, 2021
.
Allowances for Available for sale debt Securities as of March 31, 2021 are as follows:

As of March 31, 2021
	Allowance for credit losses, beginning of the period		Write-offs		Addition to allowance for credit losses		Allowance for credit losses, end of the period
(In millions)
Government of India securities	Rs.	—	Rs.	—	Rs.	—	Rs.	—
State government securities		—		—		—		—
Government securities outside India		—		—		—		—
Credit substitutes		—		—		2,915.1		2,915.1
Other corporate/financial institution bonds		—		—		—		—
Debt securities, other than asset and mortgage backed securities		—		—		—		—
Mortgage-backed securities		—		—		—		—
Asset-backed securities		—		—		—		—
Other securities (including mutual fund units)		—		—		—		—

Total	Rs.	—	Rs.	—	Rs.	2,915.1	Rs.	2,915.1

Total	US$	—	US$	—	US$	39.9	US$	39.9

Credit Quality Indicators
The Bank monitors the credit quality of its investment securities through various risk management procedures, including the monitoring of credit ratings. A majority of the debt securities in the Bank’s investment portfolio were issued by Government of India or State government or entities or agencies that are either explicitly or implicitly guaranteed by such governments. The Bank believes the long history of no credit losses on these securities indicates that the expectation of non-payment
of the amortized cost basis is zero, even if such governments were to technically default. Therefore, for the aforementioned securities, the Bank does not assess, or record expected credit losses due to the zero loss assumption. The Bank monitors the credit quality of its remaining AFS investment portfolio which are updated periodically. Such of the remaining AFS investment portfolio in an unrealized loss position are evaluated to determine if the loss is attributable to credit related factors and if an allowance for credit loss is needed.

The average credit rating of the securities comprising the Mortgaged-backed securities and Asset-backed securities was AAA (based upon external ratings where available) as at March 31, 2021.
The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of March 31, 2021 is set out below:

	As of March 31, 2021
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	847,885.7	Rs.	849,275.7	US$	11,611.6
Over one year through five years		1,362,628.4		1,388,323.5		18,981.7
Over five years through ten years		1,133,763.6		1,145,349.2		15,659.7
Over ten years		740,273.5		731,299.5		9,998.6

Total	Rs.	4,084,551.2	Rs.	4,114,247.9	US$	56,251.6

F-2
9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual residual maturity of available for sale mortgage-backed and asset-backed debt securities as of March 31, 2021 is set out below:

	As of March 31, 2021
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	64,729.1	Rs.	66,238.6	US$	905.6
Over one year through five years		89,730.9		91,976.6		1,257.5
Over five years through ten years		1,127.6		1,135.9		15.5
Over ten years		1,842.8		1,850.9		25.3

Total	Rs.	157,430.4	Rs.	161,202.0	US$	2,203.9

F-
30

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross realized gains and gross realized losses from sale of available for sale debt securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2019		2020		2021		2021
	(In millions)
Gross realized gains on sale	Rs.	3,788.1	Rs.	26,128.1	Rs.	56,439.4	US$	771.8
Gross realized losses on sale		(1,192.1)		(301.9)		(514.2)		(7.2)

Realized gains (losses), net		2,596.0		25,826.2		55,925.2		764.6
Dividends and interest		190,992.5		198,383.2		226,690.9		3,099.4

Total	Rs.	193,588.5	Rs.	224,209.4	Rs.	282,616.1	US$	3,864.0

6. Investments, held to maturity
There were no HTM securities as of March 31, 2020 and March 31, 2021
.
7. Credit substitutes
Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair values of credit substitutes by type of instrument as of March 31, 2020 and March 31, 2021 were as follows:

	As of March 31,
	2020				2021
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute debt securities:
Debentures	Rs.	236,717.2	Rs.	237,980.3	Rs.	524,448.4	Rs.	537,472.8
Commercial pape r		124,024.3		124,393.4		9,778.7		9,804.1

Total	Rs.	360,741.5	Rs.	362,373.7	Rs.	534,227.1	Rs.	547,276.9

					US$	7,304.2	US$	7,482.6

The fair values of credit substitutes by the
Bank’s internal credit quality indicators and amounts provided for Impairment losses is as follows:

	As of March 31,
	2020		2021		2021
	(In millions)
Pass	Rs.	362,373.7	Rs.	547,276.9	US$	7,482.6
Impaired—gross balance		—		—		—
Less: Impairment losses		—		—		—

Impaired credit substitutes, net		—		—		—

Total credit substitutes, net	Rs.	362,373.7	Rs.	547,276.9	US$	7,482.6

F-3
1

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on Impaired credit substitutes as at March 31, 2020 and March 31, 2021:

As of March 31,
	2020		2021		2021
(In millions)
Gross impaired credit substitutes	Rs	—	Rs	—	US$	—
Gross impaired credit substitutes by industry	Rs.	—	Rs.	—	US$	—
Average impaired credit substitutes	Rs.	—	Rs.	—	US$	—
Interest income recognized on impaired credit substitutes	Rs.	—	Rs.	—	US$	—
As of March 31, 202
1
, the Bank has no additional funds committed to borrowers whose credit substitutes were impaired.
8. Repurchase and resell agreements
Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no
such transactions accounted for as sales during the years ended March 31, 2019, March 31, 2020 and March 31, 2021. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate
.
a. Securities purchased under agreements to resell
Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2020 and March 31, 2021 were Rs. 250,000.0 million and Rs. 270,060.0 million (US$ 3,692.4 million), respectively(see note 2
3
).
b. Securities sold under repurchase agreements
Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2020 and March 31, 2021 were Rs. 507,982.0 and Rs. 356,059.2 million (US$ 4,868.2 million), respectively. The Government of India securities are pledged as collateral (see note 2
3
).

F-3
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Loans
Loan balances include Rs. 574,064.8 million and Rs. 406,381.7 million (US$ 5,556.2 million) as of March 31, 2020 and March 31, 2021, respectively, which have been provided as collateral for borrowings and are therefore restricted
.
Loans by facility as of March 31, 2020 and March 31, 2021 were as follows:

	As of March 31,
	2020		2021		2021
	(In millions)
Retail loans:
Auto loans	Rs.	952,053.1	Rs.	964,053.2	US$	13,180.9
Personal loans/Credit cards		1,920,601.6		2,042,727.2		27,929.0
Retail business banking		1,658,770.3		2,007,845.9		27,452.1
Commercial vehicle and construction equipment finance		747,382.4		805,329.8		11,010.8
Housing loans		634,612.4		702,235.5		9,601.3
Other retail loans		1,127,380.6		1,306,641.0		17,864.9

Subtotal	Rs.	7,040,800.4	Rs.	7,828,832.6	US$	107,039.0
Wholesale loans	Rs.	3,583,055.2	Rs.	4,214,885.3	US$	57,627.7

Gross loans		10,623,855.6		12,043,717.9		164,666.7
Less: Allowance for credit losses		198,833.2		343,528.7		4,696.9

Total	Rs.	10,425,022.4	Rs.	11,700,189.2	US$	159,969.8

Loans, other than crop related agricultural loans, are generally placed on non-accrual
status and considered
non-performing
if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Crop related agricultural loans are generally placed on non-accrual
status and considered
non-performing
if principal or interest payments become 366 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought curren
t
The maturity of gross loans as of March 31, 2021 is set out below:

	As of March 31, 2021
	Wholesale loans		Retail loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	1,877,821.3	Rs.	2,235,330.0	Rs.	4,113,151.3
Over one year through five years		1,475,971.2		4,955,833.2		6,431,804.4
Over five years		861,092.8		637,669.4		1,498,762.2

Total	Rs.	4,214,885.3	Rs.	7,828,832.6	Rs.	12,043,717.9

Total	US$	57,627.7	US$	107,039.0	US$	164,666.7

F-3
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of age analysis of loans and finance receivable on non-accrual
status as of March 31, 2020 and March 31, 2021.

	As of March 31, 2020
	31-90 days past due		Non-accrual/ 91 days or more past due		Current 1,2		Total		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	4,049.3	Rs.	15,279.2	Rs.	932,724.6	Rs.	952,053.1	Rs.	15,279.2
Personal loans/Credit card		16,819.3		14,481.7		1,889,300.6		1,920,601.6		14,481.7
Retail business banking		15,210.9		32,866.3		1,610,693.1		1,658,770.3		32,866.3
Commercial vehicle and construction equipment finance		17,679.2		22,992.2		706,711.0		747,382.4		22,992.2
Housing loans		3,330.9		2,921.3		628,360.2		634,612.4		2,921.3
Other retail		13,038.1		33,462.8		1,080,879.7		1,127,380.6		33,462.8
Wholesale loans		5,126.9		35,423.4		3,542,504.9		3,583,055.2		35,423.4

Total	Rs.	75,254.6	Rs.	157,426.9	Rs.	10,391,174.1	Rs.	10,623,855.6	Rs.	157,426.9

1	Loans up to 30 days past due are considered current
2	Includes crop related agricultural loans with days past due less than 366 as they are not considered as non-performing Rs. 34.0 billion .

	As of March 31, 2021
	31-90 days past due		Non-accrual/ 91 days or more past due		Current 1,2		Total		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	8,523.6	Rs.	28,476.3	Rs.	927,053.3	Rs.	964,053.2	Rs.	28,476.3
Personal loans/Credit card		25,026.7		37,026.1		1,980,674.4		2,042,727.2		37,026.1
Retail business banking		19,239.0		31,328.9		1,957,278.0		2,007,845.9		31,328.9
Commercial vehicle and construction equipment finance		16,946.0		32,015.3		756,368.5		805,329.8		32,015.3
Housing loans		4,530.8		5,171.9		692,532.8		702,235.5		5,171.9
Other retail		18,535.0		39,584.4		1,248,521.6		1,306,641.0		39,584.4
Wholesale loans		6,277.0		40,179.5		4,168,428.8		4,214,885.3		40,179.5

Total	Rs.	99,078.1	Rs.	213,782.4	Rs.	11,730,857.4	Rs.	12,043,717.9	Rs.	213,782.4

Total	US$	1,354.6	US$	2,923.0	US$	160,389.1	US$	164,666.7	US$	2,923.0

1	Loans up to 30 days past due are considered current
2	Includes crop related agricultural loans with days past due less than 366 as they are not considered as non-performing Rs. 33.6 billion.
During fiscal 2020 and fiscal 2021, the Bank implemented the packages announced by RBI on account of COVID-19 situation which grants temporary extensions in repayment obligations to the borrowers without any interest or financial concessions. While the moratorium allowed customers (from March to August 2020) to temporarily freeze loan repayments, the loan restructuring packages eased the burden of monthly repayments. Total balance outstanding of such restructured loans as of March 31, 2021 was Rs. 138.4 billion (US$ 1.9 billion) which includes retail loans and wholesale loans of Rs. 137.8 billion and Rs. 0.6 billion respectively. As stipulated by regulatory guidance, the Bank does not place loans with deferrals granted due to COVID-19 on nonaccrual status where such loans are not otherwise reportable as nonaccrual and thus considered in the allowance for loan losses

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Retail Loans
For retail loans the policy and approval processes are designed for the fact that the Bank has high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps. The quantitative parameters considered include income, residence stability, the nature of the employment/business, while the qualitative parameters include accessibility, contractibility and profile. The credit policies/product programs are based on a statistical analysis of the Bank’s experience and industry data, in combination with the judgment of the Bank’s senior officers. The Bank mines data on its borrower account behavior as well as static data regularly to monitor the portfolio performance of each product segment and use these as inputs in revising the Bank’s product programs, target market definitions and credit assessment criteria to meet the Bank’s twin objectives of combining volume growth and maintenance of asset quality
.
As an integral part of the credit process, the Bank has a credit rating model appropriate to its wholesale and retail credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated at least annually
.
The amount of purchased financing receivable outstanding as of March 31, 2020 and March 31, 2021 is Rs. 644,672.4

million
and Rs. 710,194.7

million
, respectively.
The following table
provides information on primary credit quality indicator as at March 31, 2021:

	Term Loans by origination year as at March 31,
Credit quality indicators-Internally assigned grade	Prior		2017		2018		2019		2020		2021		Revolving Loans		Revolving loans converted to term loans		Total
							(In millions)
Auto loans
Performing	Rs.	4,599.0	Rs.	30,174.9	Rs.	99,159.5	Rs.	168,159.1	Rs.	266,277.0	Rs.	362,747.1	Rs.	4,460.3	Rs.	—	Rs.	935,576.9
Non-performing		736.9		2,066.2		6,048.0		9,260.9		8,513.0		1,033.0		818.3		—		28,476.3

Subtotal	Rs.	5,335.9	Rs.	32,241.1	Rs.	105,207.5	Rs.	177,420.0	Rs.	274,790.0	Rs.	363,780.1	Rs.	5,278.6	Rs.	—	Rs.	964,053.2
Personal loans/Credit card
Performing	Rs.	613.8	Rs.	8,617.1	Rs.	48,658.4	Rs.	178,532.3	Rs.	483,925.8	Rs.	638,007.4	Rs.	326,118.9	Rs.	321,227.4	Rs.	2,005,701.1
Non-performing		118.6		601.7		3,144.1		8,704.2		11,381.7		1,162.5		8,259.7		3,653.6		37,026.1

Subtotal	Rs.	732.4	Rs.	9,218.8	Rs.	51,802.5	Rs.	187,236.5	Rs.	495,307.5	Rs.	639,169.9	Rs.	334,378.6	Rs .	324,881.0	Rs.	2,042,727.2
Retail business banking
Performing	Rs.	35,189.0	Rs.	49,573.1	Rs.	121,663.7	Rs.	145,473.9	Rs.	209,578.9	Rs.	480,518.2	Rs.	934,520.2	Rs.	—	Rs.	1,976,517.0
Non-performing		3,584.6		2,717.7		4,863.1		3,865.9		1,883.4		1,053.4		13,360.8		—		31,328.9

Subtotal	Rs.	38,773.6	Rs.	52,290.8	Rs.	126,526.8	Rs.	149,339.8	Rs.	211,462.3	Rs.	481,571.6	Rs.	947,881.0	Rs.	—	Rs.	2,007,845.9
Commercial vehicle and construction equipment finance
Performing	Rs.	517.8	Rs.	6,292.2	Rs.	44,766.4	Rs.	146,432.4	Rs.	214,342.4	Rs.	287,953.1	Rs.	73,010.2	Rs.	—	Rs.	773,314.5
Non-performing		155.9		836.6		4,397.4		11,112.3		10,159.4		1,086.1		4,267.6		—		32,015.3

Subtotal	Rs.	673.7	Rs.	7,128.8	Rs.	49,163.8	Rs.	157,544.7	Rs.	224,501.8	Rs.	289,039.2	Rs.	77,277.8	Rs.	—	Rs.	805,329.8
Housing loans
Performing	Rs.	272,061.4	Rs.	111,758.9	Rs.	105,069.4	Rs.	152,564.7	Rs.	55,570.3	Rs.	38.9	Rs.	—	Rs.	—	Rs.	697,063.6
Non-performing		2,407.3		1,082.6		744.5		865.9		71.6		—		—		—		5,171.9

Subtotal	Rs.	274,468.7	Rs.	112,841.5	Rs.	105,813.9	Rs.	153,430.6	Rs.	55,641.9	Rs.	38.9	Rs.	—	Rs.	—	Rs.	702,235.5
Other retail loans
Performing	Rs.	2,406.7	Rs.	8,530.0	Rs.	20,090.5	Rs.	45,854.0	Rs.	129,946.8	Rs.	483,241.9	Rs.	576,986.7	Rs.	—	Rs.	1,267,056.6
Non-performing		2,626.0		1,214.6		2,082.0		4,710.1		7,442.1		1,534.0		19,975.6		—		39,584.4

Subtotal	Rs.	5,032.7	Rs	9,744.6	Rs.	22,172.5	Rs.	50,564.1	Rs.	137,388.9	Rs.	484,775.9	Rs.	596,962.3	Rs.	—	Rs.	1,306,641.0

Total	Rs.	325,017.0	Rs.	223,465.6	Rs.	460,687.0	Rs.	875,535.7	Rs.	1,399,092.4	Rs.	2,258,375.6	Rs.	1,961,778.3	Rs.	324,881.0	Rs.	7,828,832.6

Total	US$	4,443.8	US$	3,055.3	US$	6,298.7	US$	11,970.7	US$	19,129.0	US$	30,877.4	US$	26,822.2	US$	4,441.9	US$	107,039.0

F-3
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Wholesale Loans
The Bank has in place a process of grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass/labeled/non-performing.
Wholesale loans that are not
non-performing
are disclosed as pass or labeled and considered to be performing. Labeled loans are those with evidence of weakness where such exposures indicate deteriorating trends which if not corrected could adversely impact repayment of the obligations. The Bank’s model assesses the overall risk over four major categories – industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.
The following table provides information on primary credit quality indicator as at March 31, 2021

	Term loans by origination year as at March 31,
Credit quality indicators-Internally assigned grade	Prior		2017		2018		2019		2020		2021		Revolving Loans		Total
							(In millions)
Wholesale loans
Pass	Rs.	3,939.4	Rs.	3,332.3	Rs.	298,631.5	Rs.	324,816.0	Rs.	568,907.1	Rs.	2,007,206.0	Rs.	930,417.0	Rs.	4,137,249.3
L abeled		—		—		7,503.2		10,194.9		2,427.6		4,073.6		13,257.2		37,456.5
Non-performing		445.8		84.3		10,893.1		4,778.7		1,445.3		2,255.7		20,276.6		40,179.5

Total	Rs.	4,385.2	Rs.	3,416.6	Rs.	317,027.8	Rs.	339,789.6	Rs.	572,780.0	Rs.	2,013,535.3	Rs.	963,950.8	Rs.	4,214,885.3

Total	US$	60.0	US$	46.7	US$	4,334.5	US$	4,645.7	US$	7,831.3	US$	27,529.9	US$	13,179.6	US$	57,627.7

Non-performing
loans by industry as of March 31, 2020 and March 31, 2021 are as follows:

	As of March 31, 2020
	(In millions)
Gross non-performing loans by industry:
—Agri Production—Food	Rs.	22,546.3
—Consumer Loans		21,718.9
—Road Transportation		13,067.6
—Retail Trade		8,823.1
—Food and Beverage		8,137.5
—Others (none greater than 5% of non-performing loans)		83,133.5

Total	Rs.	157,426.9

	As of March 31, 2021
	(In millions)
Gross non-performing loans by industry:
—Consumer Loans	Rs.	47,028.8	US$	643.0
—Agri Production—Food		21,028.5		287.5
—Road Transportation		18,344.8		250.8
—Retail Trade		17,242.9		235.8
—Agri Allied		10,829.6		148.1
—Others (none greater than 5% of non-performing loans)		99,307.8		1,357.8

Total	Rs.	213,782.4	US$	2,923.0

Summary information relating to
non-performing
loans during the fiscal year ended March 31, 2019, March 31, 2020 and March 31, 2021 is as follows:

	Fiscal year ended March 31,
	2019		2020		2021		2021
	(In millions)
Average non-performing loans, net of allowance	Rs.	50,378.2	Rs.	55,232.3	Rs.	73,435.6	US$	1,004.0
Interest income recognized on non-performing loans	Rs.	6,994.7	Rs.	10,160.5	Rs.	7,025.3	US$	96.1

F-3
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is dependent on the sale or operation of the underlying collateral. Such loans are carried at fair value based on current values determined by either independent appraisals or internal evaluations, adjusted for selling costs or other amounts to be deducted when estimating expected net sales proceeds. For the period ended March 31, 2021, the Bank did not have collateral dependent loans wherein the borrower is experiencing financial difficulty and the repayment of the loan is dependent on the sale of the underlying collateral
Allowance for credit losses as of March 31, 2019 are as follows:

	As of March 31, 2019
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	3,682.2	Rs.	6,182.6	Rs.	18,709.4	Rs.	4,806.1	Rs.	974.4	Rs.	12,922.8	Rs.	15,323.0	Rs.	42,147.4	Rs.	7,759.3	Rs.	112,507.2
Write-off s		(9,155.3)		(25,197.0)		(6,665.5)		(4,812.8)		(93.3)		(5,652.0)		(1,755.7)		—		—		(53,331.6)
Net allowance for credit losses*		11,642.1		28,708.4		9,551.4		6,551.5		224.1		13,170.7		6,665.9		10,793.7		1,748.6		89,056.4
Allowance for credit losses, end of the period	Rs.	6,169.0	Rs.	9,694.0	Rs.	21,595.3	Rs.	6,544.8	Rs.	1,105.2	Rs.	20,441.5	Rs.	20,233.2	Rs.	52,941.1	Rs.	9,507.9	Rs.	148,232.0

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	20,233.2		Rs. —		Rs. —	Rs.	20,233.2
Allowance collectively evaluated for impairment		6,169.0		9,694.0		21,595.3		6,544.8		1,105.2		20,441.5		—		52,941.1		9,507.9		127,998.8
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		38,153.7		—		—		38,153.7
Loans collectively evaluated for i mpairment		13,606.7		15,781.5		29,945.0		11,254.9		2,157.1		29,523.6		—		6,135,634.8		2,835,407.3		9,073,310.9

*
Net allowances for credit losses charged to expense does not include the recoveries against write-off
cases amounting to Rs 16,777.1 million . Recoveries from retail loans is Rs. 16,590.9 million and from wholesale loans is Rs. 186.2 million.

Allowance for credit losses as of March 31, 2020 are as follows:

	As of March 31, 2020
	Specific														Unallocated
	Retail
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	6,169.0	Rs.	9,694.0	Rs.	21,595.3	Rs.	6,544.8	Rs.	1,105.2	Rs.	20,441.5	Rs.	20,233.2	Rs.	52,941.1	Rs.	9,507.9	Rs.	148,232.0
Write-off s		(11,524.3)		(41,646.3)		(9,379.0)		(10,838.5)		(130.3)		(12,833.1)		(6,328.1)		—		—		(92,679.6)
Net allowance for credit losses*		13,169.8		40,487.4		9,471.1		15,901.0		439.8		16,508.1		12,521.3		31,088.3		3,694.0		143,280.8
Allowance for credit losses, end of the period	Rs.	7,814.5	Rs.	8,535.1	Rs.	21,687.4	Rs.	11,607.3	Rs.	1,414.7	Rs.	24,116.5	Rs.	26,426.4	Rs.	84,029.4	Rs.	13,201.9	Rs.	198,833.2

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	26,426.4		Rs.—		Rs.—	Rs.	26,426.4
Allowance collectively evaluated for impairment		7,814.5		8,535.1		21,687.4		11,607.3		1,414.7		24,116.5		—		84,029.4		13,201.9		172,406.8
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		35,423.4		—		—		35,423.4
Loans collectively evaluated for impairment		15,279.2		14,481.7		32,866.3		22,992.2		2,921.3		33,462.8		—		6,918,796.9		3,547,631.8		10,588,432.2

*
Net allowances for credit losses charged to expense does not include the recoveries against write-off
cases amounting to Rs 25,658.9 million. Recoveries from retail loans is Rs. 22,548.7 million and from wholesale loans is Rs. 3,110.2 million.

F-3
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank adopted the CECL accounting guidance on April 1, 2020. Allowances for credit losses as of March 31, 2021 are as follows:

	As at March 31, 2021
	Auto loans		Personal Loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Total		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	19,219.0	Rs.	47,097.1	Rs.	32,860.3	Rs.	20,463.4	Rs.	1,700.7	Rs.	37,864.3	Rs.	39,628.4	Rs.	198,833.2	US$	2,718.7
Impact of Adopting ASC 326		9,880.9		38,091.1		3,947.5		325.5		1,659.5		234.3		26,874.2		81,013.0		1,107.6
Write-offs		(13,263.5)		(61,571.8)		(14,951.6)		(15,921.5)		(190.8)		(9,942.8)		(3,628.7)		(119,470.7)		(1,633.5)
Net allowance for credit losses*		23,559.7		86,464.6		20,432.2		21,489.3		1,408.6		21,073.4		8,725.4		183,153.2		2,504.1
Allowance for credit losses, end of the period	Rs.	39,396.1	Rs.	110,081.0	Rs.	42,288.4	Rs.	26,356.7	Rs.	4,578.0	Rs.	49,229.2	Rs.	71,599.3	Rs.	343,528.7	US$	4,696.9

Allowance for credit losses:
Individually evaluated Allowance	Rs.	34.7	Rs.	4.0	Rs.	3,540.7	Rs.	59.6	Rs.	—	Rs.	72.1	Rs.	33,222.5	Rs.	36,933.6	US$	505.0
Collectively evaluated Allowance		39,361.4		110,077.0		38,747.7		26,297.1		4,578.0		49,157.1		38,376.8		306,595.1		4,191.9
Loans:		—		—		—		—		—		—		—				—
Individually evaluated Loan s		49.5		4.2		3,560.8		59.7		—		92.7		42,786.8		46,553.7		636.5
Collectively evaluated Loans		964,003.7		2,042,723.0		2,004,285.1		805,270.1		702,235.5		1,306,548.3		4,172,098.5		11,997,164.2		164,030.2

*
Net allowances for credit losses charged to expense does not include the recoveries against write-off
cases amounting to Rs 28,919.8 million (US$ 395.4 million). Recoveries from retail loans is Rs. 28,605.8 million and from wholesale loans is Rs. 314.0 million.

The allowance for credit losses is assessed at each period end and the increase/(decrease), as the case may be is recorded in the income statement under provision for credit losses net of recoveries against write-offs.
Troubled debt restructuring (TDR)
When the Bank grants a concession, for economic or legal reasons related to a borrower’s financial difficulties, for other than an insignificant period of time, the related loan is classified as a TDR. Concessions could include a reduction in the interest rate below current market rates, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered TDRs. On restructuring, the loans are re-measured
to reflect the impact, if any, on projected cash flows resulting from the modified terms. The impact of the TDR modifications and defaults are factored into the allowance for credit losses on a loan-by-loan
basis. Modification may have little or no impact on the allowance established for the loan if there was no forgiveness of the principal and the interest was not decreased. A charge off may be recorded at the time of restructuring if a portion of the loan is deemed to be uncollectible. A TDR classification can be removed if the borrower’s financial condition improves such that the borrower is no longer in financial difficulty, the loan has not had any forgiveness of principal or interest, and the loan is subsequently refinanced or restructured at market terms and qualifies as a new loan.

The following table summarizes the Bank’s TDR modifications during the fiscal year ended March 31, 2020. There was no TDR modification during fiscal year ended March 31, 2021

F-3
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal year ended March 31, 2020
	Carrying value		TDRs involving changes in the amount of principal payments (1)		TDRs involving changes in the amount of interest payments (2)		TDRs involving changes in the amount of both principal and interest payments		Balance of principal forgiven		Net P&L impact (3)
	(In millions)
Retail Loans:
Retail business banking	Rs.	964.1	Rs.	—	Rs.	964.1	Rs.	—	Rs.	—	Rs.	43.1
Commercial vehicle and construction equipment finance		—		—		—		—		—		—
Wholesale loans		—		—		—		—		—		—

Total (4)	Rs.	964.1	Rs.	—	Rs.	964.1	Rs.	—	Rs.	—	Rs.	43.1

(1)	TDRs involving changes in the amount of principal payment may include principal forgiveness or deferral of periodic and/or final principal payments.
(2)	TDRs involving changes in the amount of interest payments may involve a reduction in interest rate.
(3)	Balances reflect charge-offs and/or allowance for credit losses and/or income not recognized/deferred.
(4)	TDR modification during the year ended March 31, 2020 comprised of 13 cases .

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There were nil
 TDRs that have defaulted in the current period within 12 months of their modification date. The defaulted TDRs are based on a payment default definition of 90 days past due.

Interest on loans by facility are as follows:

	Fiscal year ended March 31,
	2019		2020		2021		2021
	(In millions)
Wholesale loans	Rs.	199,928.0	Rs.	245,504.7	Rs.	263,190.7	US$	3,598.5
Retail loans		627,755.0		736,290.1		753,857.1		10,307.0

Total	Rs.	827,683.0	Rs.	981,794.8	Rs.	1,017,047.8	US$	13,905.5

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

F-4
1

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s portfolio of loans, credit substitute securities and non-funded
exposure (including derivatives) is broadly diversified along industry and product lines, and as of March 31, 2020 and March 31, 2021 the exposures are as set forth below.

	As of March 31, 2020
Category	Gross loans	Fair Values Of Credit Substitutes	Non-funded exposure	Total	%
	(In millions, except percentages)
Consumer Loans	Rs.2,958,437.7	Rs.2,756.6	Rs.446.4	Rs.2,961,640.7	24.3
Retail Trade	533,155.3	343.7	22,820.3	556,319.3	4.6
Power	458,628.1	48,997.7	41,445.6	549,071.4	4.5
Consumer Services	399,046.4	2,015.1	19,135.9	420,197.4	3.4
Engineering	240,196.0	12,255.3	144,296.9	396,748.2	3.2
NBFC	317,450.0	76,860.2	1,659.1	395,969.3	3.2
Road Transportation	376,334.2	495.3	10,849.7	387,679.2	3.2
Automobile & Auto Ancillary	330,632.5	18,397.9	33,037.0	382,067.4	3.1
Real Estate & Property Services	280,870.4	4,309.5	36,335.2	321,515.1	2.6
Agri Production — Food	313,143.6	—	833.3	313,976.9	2.6
Coal & Petroleum Products	136,531.9	33,834.9	115,440.2	285,807.0	2.3
Food and Beverage	260,907.9	1,391.3	21,853.6	284,152.8	2.3
Financial Institutions	219,417.5	59,118.8	2,058.7	280,595.0	2.3
Iron and Steel	231,524.9	1,144.7	45,235.4	277,905.0	2.3
Telecom	232,932.0	10,412.6	29,949.6	273,294.2	2.2
Infrastructure Development	165,578.8	2,457.1	104,731.8	272,767.7	2.2
Business Services	244,028.7	2,278.5	15,953.3	262,260.5	2.1
Wholesale Trade — Non Industrial	238,436.5	—	18,766.1	257,202.6	2.1
Wholesale Trade — Industrial	211,849.6	34.2	34,840.2	246,724.0	2.0
Others (none greater than 2%)	2,474,753.6	85,270.3	525,004.6	3,085,028.5	25.5

Total	Rs.10,623,855.6	Rs.362,373.7	Rs.1,224,692.9	Rs.12,210,922.2	100.0

F-4
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 202 1
Category	Gross loans	Fair Values Of Credit Substitutes	Non-funded exposure	Total	Total		%
		(In millions, except percentages)

Consumer Loans	Rs.3,241,292.9	Rs.—	Rs.2,578.6	Rs.3,243,871.5	US$	44,351.5	23.5
Power	630,189.4	76,449.1	30,299.7	736,938.2		10,075.7	5.3
Retail Trade	540,350.3	—	21,747.7	562,098.0		7,685.2	4.1
NBFC	415,787.6	83,596.5	2,789.6	502,173.7		6,865.9	3.6
Financial Institutions	443,257.3	21,147.1	3.7	464,408.1		6,349.6	3.4
Consumer Services	424,765.4	2,048.0	17,743.6	444,557.0		6,078.2	3.2
Automobile & Auto Ancillary	381,562.7	18,556.9	35,757.0	435,876.6		5,959.5	3.2
Coal & Petroleum Products	172,989.4	190,457.8	59,803.5	423,250.7		5,786.9	3.1
Road Transportation	368,388.5	—	8,572.3	376,960.8		5,154.0	2.7
Infrastructure Development	167,416.1	15,879.7	190,154.9	373,450.7		5,106.0	2.7
Food and Beverage	342,573.5	240.4	29,321.5	372,135.4		5,088.0	2.7
Real Estate & Property Services	298,277.1	4,872.2	35,737.9	338,887.2		4,633.4	2.5
Agri Production — Food	337,904.8	—	998.1	338,902.9		4,633.6	2.5
Wholesale Trade — Non Industrial	301,508.2	2,065.6	17,816.8	321,390.6		4,394.2	2.3
Iron and Steel	248,140.2	13,116.6	53,192.5	314,449.3		4,299.3	2.3
Wholesale Trade — Industrial	258,854.1	—	51,891.6	310,745.7		4,248.6	2.3
Textiles & Garments	257,577.9	6,882.2	27,498.8	291,958.9		3,991.8	2.1
Engineering	189,952.7	6,448.4	92,218.6	288,619.7		3,946.1	2.1
Others (none greater than 2%)	3,022,929.8	105,516.4	538,019.5	3,666,465.7		50,129.4	26.4

Total	Rs.12,043,717.9	Rs.547,276.9	Rs.1,216,145.9	Rs.13,807,140.7	US$	188,776.9	100.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s ten largest exposures as of March 31, 2020 and March 31, 2021, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded
exposures (including derivatives), are as follows:

	As of March 31, 2020
	Funded Exposure	Non-Funded Exposure	Total Exposure
	(In millions)
Borrower 1	Rs.243,382.8	Rs.1,200.0	Rs.244,582.8
Borrower 2	180,100.0	305.1	180,405.1
Borrower 3	163,738.7	610.9	164,349.6
Borrower 4	74,421.4	75,432.2	149,853.6
Borrower 5	135,455.0	—	135,455.0
Borrower 6	31,934.6	55,651.4	87,586.0
Borrower 7	63,228.0	15,355.2	78,583.2
Borrower 8	75,035.9	221.6	75,257.5
Borrower 9	75,027.7	182.8	75,210.5
Borrower 10	51,361.3	22,128.1	73,489.4

	As of March 31, 2021
	Funded Exposure	Non-Funded Exposure	Total Exposure	Total Exposure
		(In millions)
Borrower 1	Rs. 302,918.5	Rs. 500.0	Rs. 303,418.5	US$	4,148.5
Borrower 2	192,080.2	61,446.2	253,526.4		3,466.3
Borrower 3	195,480.0	—	195,480.0		2,672.7
Borrower 4	154,997.8	548.1	155,545.9		2,126.7
Borrower 5	150,000.0	489.2	150,489.2		2,057.5
Borrower 6	148,107.3	—	148,107.3		2,025.0
Borrower 7	3,830.9	100,477.6	104,308.5		1,426.1
Borrower 8	98,919.7	2,000.0	100,919.7		1,379.8
Borrower 9	75,437.8	22,268.4	97,706.2		1,335.9
Borrower 10	90,108.0	—	90,108.0		1,232.0

F-4
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11
. Property and equipment
Property and equipment by asset category is as follows:

	As of March 31,
	2020	2021	2021
	(In millions)
Land and premises	Rs.19,567.6	Rs.21,205.2	US$	289.9
Software and systems	33,433.9	37,134.2		507.7
Equipment and furniture	82,179.1	92,610.9		1,266.2

Property and equipment, at cost	135,180.6	150,950.3		2,063.8
Less: Accumulated depreciation	86,852.9	97,855.9		1,337.9

Property and equipment, net	Rs.48,327.7	Rs.53,094.4	US$	725.9

Depreciation and amortization charged for the years ended March 31, 2019, March 31, 2020 and March 31, 2021 was Rs. 12,247.8 million, Rs. 12,800.3 million and Rs. 13,860.2 million (US$ 189.5 million), respectively.
12
. Goodwill and other intangible assets
Goodwill arising from a business combination is tested at least on an annual basis for impairment. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million (US$ 1,024.6 million) for the fiscal year ended March 31, 2020 and the year ended March 31, 2021. The entire amount of goodwill was allocated to the retail business.
The net carrying amount, in total and by class of intangible assets as of March 31, 2020 and March 31, 2021 was nil. The aggregate amortization charged for the years ended March 31, 2019, March 31, 2020 and March 31, 2021 was Rs. 1.0 million, nil and nil, respectively
.

F-4
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13
. Other assets
Other assets include the following:

	As of March 31,
	2020		2021		2021
	(In millions)

Security deposits for leased property	Rs .	5,410.3	Rs.	5,483.3	US$	75.0
Sundry accounts receivable		55,379.5		46,755.4		639.3
Advance income tax (net of current tax expense)		25,140.7		33,915.5		463.7
Advances		7,639.3		7,790.4		106.5
Prepaid expenses		1,374.6		1,963.8		26.8
Deposits/Margins paid		15,226.9		12,125.1		165.8
Derivatives (refer to note 2 3 )		190,537.6		84,406.7		1,154.0
Term placements		109,372.8		105,204.8		1,438.4
Receivable on account of trade date		221,960.9		4,928.5		67.4
Right-of-use assets		60,756.9		64,548.8		882.5
Others*		44,552.6		89,850.5		1,228.5
Total	Rs .	737,352.1	Rs.	456,972.8	US$	6,247.9

*
Others include equity securities with carrying value amounting to Rs. 11,611.2 million and Rs.
20,600.1
million as at March 31, 2020 and March 31, 2021, respectively. Equity securities include non-marketable equity securities carried at cost Rs. 696.9 million and Rs. 999.2 million as at March 31, 2020 and March 31, 2021, respectively. Unrealized gain \ (loss) recognized in non-interest revenue–other, net Rs. (131.1) million and Rs. 7,618.1 million for the fiscal year ended March 31, 2020 and March 31, 2021, respectively.

14
. Deposits
Deposits include demand deposits, which are
non-interest-bearing,
and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2020 and March 31, 2021 were as follows:

	As of March 31,
	2020	2021	2021
	(In millions)
Interest-bearing:
Savings deposits	Rs.3,103,769.5	Rs.4,034,924.8	US$	55,167.1
Time deposits	6,626,711.8	7,191,543.0		98,325.8

Total interest-bearing deposits	9,730,481.3	11,226,467.8		153,492.9
Non-interest-bearing deposits	1,731,590.0	2,110,762.4		28,859.2

Total	Rs.11,462,071.3	Rs.13,337,230.2	US$	182,352.1

As of March 31, 2020 and March 31, 2021, time deposits of Rs. 5,233,225.0 million and Rs. 5,901,654.6 million, respectively, had a residual maturity of one year or less. The remaining deposits mature between one and ten years.
As of March 31, 2020 and March 31, 2021, time deposits in excess of Rs. 0.1 million aggregated Rs. 6,397,698.1 million and Rs. 6,969,220.2 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2021, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2021
	(In millions)
Due to mature in the fiscal year ending March 31:
2022	Rs.	5,901,654.6	US$	80,689.8
2023		739,927.7		10,116.6
2024		227,574.0		3,111.5
2025		62,326.9		852.2
2026		205,134.6		2,804.7
Thereafter		54,925.2		751.0

Total	Rs.	7,191,543.0	US$	98,325.8

15
. Short-term borrowings
Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its treasury operations. Short-term borrowings as of March 31, 2020 and March 31, 2021 comprised of the following:

	As of March 31,
	2020		2021		2021
	(In millions)
Borrowed in the call market	Rs.	11,339.8	Rs.	8,860.5	US$	121.1
Term borrowings from institutions/banks		73,737.9		27,411.6		374.8
Foreign currency borrowings		292,339.9		202,992.0		2,775.4

Total	Rs.	377,417.6	Rs.	239,264.1	US$	3,271.3

Total borrowings outstanding:
Maximum amount outstanding	Rs.	971,364.0	Rs.	384,035.9	US$	5,250.7
Average amount outstanding	Rs.	493,786.9	Rs.	223,582.3	US$	3,056.9
Weighted average interest rate		3.2%		1.4%		1.4%
16
. Long-term debt
Long-term debt as of March 31, 2020 and March 31, 2021 comprised of the following:

	As of March 31,
	2020		2021		2021
	(In millions)
Subordinated debt	Rs.	218,755.0	Rs.	211,270.0	US$	2,888.6
Others*		808,222.0		964,014.9		13,180.4
Less: Debt issuance cost		(458.7)		(526.7)		(7.2)

Total	Rs.	1,026,518.3	Rs.	1,174,758.2	US$	16,061.8

*
Includes securities sold under repurchase agreements amounting to Rs. 17,260.0 million with stated interest rate of 5.15% per annum and Rs. 90,200.0 (
US$
 1,233.3 million) with stated interest rate of 4.0
% per annum for the
year
ended March 31, 2020 and March 31, 2021, respectively, under RBI long-term repo operation with a three- year maturity period.

F-4
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the balance of long-term debt as of March 31, 2020 and March 31, 2021 and the related contractual rates and maturity dates:

	As of,
	March 31, 2020				March 31, 2021
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total
	(In millions)
Subordinated debt
Subordinated debt (other than perpetual debt)	2021-2030	7.56% to 10.20%	Rs.	133,730.8	2022-2031	7.35% to 10.20%	Rs.	126,240.0	US$	1,726.0
Perpetual debt	2023-2030	8.84% to 9.70%		84,972.7	2023-2030	8.84% to 9.70%		84,976.1		1,161.8
Others*
Variable rate—(1)	2021-2023	0.80% to 2.87%		59,018.7	2022-2024	0.11% to 1.33%		50,935.8		696.4
Variable rate—(2)	2021-2024	7.50% to 8.95%		118,083.8	2022-2025	5.90% to 7.75%		97,418.0		1,331.9
Fixed rate—(1)	2021-2030	4.15% to 9.56%		630,712.3	2022-2032	2.80% to 9.56%		815,188.3		11,145.7

Total			Rs.	1,026,518.3			Rs.	1,174,758.2	US$	16,061.8

*	Variable rate (1) represent foreign currency debt. Variable rate debt is typically indexed to LIBOR, T-bill rates, Marginal cost of funds based lending rates (MCLR), among others.
The scheduled maturities of long-term debt are set out below:

	As of March 31, 2021
	(In millions)
Due in the twelve months ending March 31:
2022	Rs.	98,617.5	US$	1,348.3
2023		336,114.4		4,595.5
2024		210,475.8		2,877.7
2025		133,798.1		1,829.3
2026		29,748.7		406.7
Thereafter		281,027.6		3,842.3

Total (1)	Rs.	1,089,782.1	US$	14,899.8

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 84,976.1 million (net of debt issuance cost).
During the fiscal year ended March 31, 2021 the Bank issued subordinated debt amounting to Rs. 3,565.0 million
(previous period Rs.
5,435.0 million) and perpetual debt amounting to nil (previous period Rs. 2,000.0 million). During the fiscal year ended March 31, 2021 the Bank also raised other long-term debt amounting to Rs. 478,424.2 million (previous period Rs. 264,669.7 million).
As of March 31, 2020 and March 31, 2021, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 59,392.3 million and Rs. 51,188.9 million, respectively, and functional currency borrowings aggregating to Rs. 748,829.7 million and Rs. 912,826.0 million, respectively.

F-4
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17
.
 Accrued expenses and other liabilities
Accrued expenses and other liabilities include the amounts set forth below:

	As of March 31,
	2020		2021		2021
	(In millions)
Bills payable	Rs.	75,837.2	Rs.	124,241.9	US$	1,698.7
Remittances in transit		35,507.3		54,657.2		747.3
Accrued expenses		54,898.3		69,103.2		944.8
Accounts payable		103,386.2		143,827.0		1,966.5
Der ivat ives (refer to note 2 3 )		184,783.0		81,880.0		1,119.5
Lease liabilities		65,615.1		70,422.0		962.8
Others		91,300.1		86,965.1		1,189.0

Total	Rs.	611,327.2	Rs.	631,096.4	US$	8,628.6

The Bank amortizes annual fees on credit cards over the contractual period of the fees. The unamortized annual fees as of March 31, 2020 and March 31, 2021 was Rs. 786.8 million and Rs. 1,097.4 million (US$ 15.0 million), respectively.
18
. Accumulated other comprehensive income
The below table presents the changes in accumulated other comprehensive income (OCI) after income tax for the years ended March 31, 2020 and March 31, 2021.

	Available for sale securities		Foreign currency translation reserve		Total
	(In millions)
Balance, March 31, 2019	Rs.	10,474.3	Rs.	1,334.5	Rs.	11,808.8
Net unrealized gain/(loss) arising during the period		47,574.2		1,771.7		49,345.9
Amounts reclassified to income		(8,823.1)		—		(8,823.1)

Balance, March 31, 2020	Rs.	49,225.4	Rs.	3,106.2	Rs.	52,331.6

Balance, March 31, 2020	Rs.	49,225.4	Rs.	3,106.2	Rs.	52,331.6
Net unrealized gain/(loss) arising during the period		(740.6)		(1,132.8)		(1,873.4)
Amounts reclassified to incom e		(23,271.9)		—		(23,271.9)

Balance, March 31, 2021	Rs.	25,212.9	Rs.	1,973.4	Rs.	27,186.3

Balance, March 31, 2021	US$	344.7	US$	27.0	US$	371.7

F-4
9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the reclassification out of accumulated other comprehensive income (OCI) by income line item and the related income tax effect for periods ended March 31, 2020 and March 31, 2021.

	As of March 31,
	2020		2021		2021
	(In millions)
Available for sale debt securities:
Realized (gain)/loss on sales of available for sale debt securities, net	Rs.	(22,671.3)	Rs.	(34,014.8)	US$	(465.1)
Allowance on available for sale debt securities		9,109.0		2,915.1		39.9

Total before income tax	Rs.	(13,562.3)	Rs.	(31,099.7)	US$	(425.2)
Income tax		4,739.2		7,827.8		107.0

Net of income tax	Rs.	(8,823.1)	Rs.	(23,271.9)	US$	(318.2)

19.
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
Payments and cards business fees
Payments and cards business fees include fees earned from merchant acquiring business and on Credit, Debit, Prepaid or Forex cards, among others. Cards business income includes annual and renewal fees, late and over-limit fees, currency conversion fees, as well as fees earned from interchange, cash advances and other miscellaneous transactions fees. Interchange fees are recognized upon settlement of the credit and debit card payment transactions and are generally determined on a percentage basis for credit and debit cards based on the corresponding payment network’s rates. Substantially all cards business related fees are recognized at the transaction date, except for certain time-based fees such as annual fees, which are recognized over 12 months. Payments business fees includes fees earned from merchants net of interchange expenses paid to issuing banks, rentals from point of sale machines and merchant service charges
.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the fees and commissions disaggregated by revenue source for the fiscal years ended March 31, 2019, March 31, 2020 and March 31, 2021.

	Fiscal years ended March 31,
	2019		2020		2021		2021
	(In millions)
Deposit related fees	Rs.	25,383.0	Rs.	29,031.9	Rs.	28,150.4	US$	384.9
Lending related fees		30,176.2		30,699.9		30,973.1		423.5
Third-party products related fees		22,000.4		28,169.6		35,733.0		488.6
Payments and cards business fees		47,012.4		58,899.3		50,758.2		694.0
Others		9,583.2		13,298.8		19,795.7		270.6

Fees and commissions	Rs.	134,155.2	Rs.	160,099.5	Rs.	165,410.4	US$	2,261.6

The table below presents the fees and commission disaggregated by segment for the fiscal years ended March 31, 2019, March 31, 2020 and March 31, 2021.

	Fiscal year ended March 31,
	2019	2020	2021	2021
	(In millions)
Retail Banking	Rs.123,070.6	Rs.146,855.7	Rs.153,018.2	US$	2,092.1
Wholesale Banking	10,839.6	13,041.6	11,712.7		160.1
Treasury Services	245.0	202.2	679.5		9.4

Fees and commissions	Rs.134,155.2	Rs.160,099.5	Rs.165,410.4	US$	2,261.6

20
. Income taxes
Income tax expense is comprised of the following:

	Fiscal year ended March 31,
	2019	2020	2021	2021
	(In millions)
Current tax expense	Rs.128,050.2	Rs.105,587.8	Rs.122,087.4	US$	1,669.1
Deferred tax (benefit) expense	(8,129.4)	(101.2)	(8,267.3)		(112.9)
Interest on income tax refund	(527.3)	(6.6)	—		—

Income tax expense	Rs.119,393.5	Rs.105,480.0	Rs.113,820.1	US$	1,556.2

Income tax expense (benefit) as at March 31, 2021 was recorded (i) in retained earnings for the tax effect of ASU 2016-13 for current expected credit losses (CECL) Rs. (21,016.0) million, (ii) in other comprehensive income Rs. (8,457.8) million.
Income before income tax expense and income tax expense are substantially all from India.
On December 12, 2019, the India Taxation Laws (Amendment) Act, 2019, was promulgated, which provided domestic companies with an option to pay income tax at the rate of 22 percent (previously 30 percent), provided they do not claim certain deductions under the Income Tax Act with effect from the financial year
2019-20
.
The bank elected to be subject to the 22 percent rate (25.17% including surcharge and education cess).The Bank has accounted for the effect of this change in the income tax rate during the year ended March 31, 2020

using reasonable estimates based on information
available at the time
and its interpretations

of the
law thereof, effective from financial year 2019-20.

F-5
1

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is
a
reconciliation of income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Fiscal year ended March 31,
	2019	2020	2021	2021
	(In millions)
Income before income tax expense	Rs.339,959.0	Rs.365,844.0	Rs.439,826.5	US$	6,013.6
Statutory income tax rate	34.94%	25.17%	25.17%		25.17%
Expected income tax expense	118,795.3	92,075.6	110,695.5		1,513.5
Adjustments to reconcile expected income tax to actual tax expense
Interest on income tax refund	(343.0)	(4.9)	—		—
Stock based compensation	1,867.2	1,881.6	2,668.7		36.5
Income exempt from taxes	(1,422.8)	(744.2)	(62.3)		(0.9)
Effect of change in statutory income tax rate	—	11,213.2	—		—
Others, net	496.8	1,058.7	518.2		7.1

Income tax expense	Rs.119,393.5	Rs.105,480.0	Rs.113,820.1	US$	1,556.2

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2020	2021	2021
	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.37,561.2	Rs.67,584.1	US$	924.0
Lease liabilities	16,514.0	17,723.8		242.3
Employee benefits	1,415.0	752.3		10.3
Accrued expenses and other liabilities	3,381.2	4,997.1		68.3
Others	1,769.4	1,904.4		26.1

Deferred tax asset	60,640.8	92,961.7		1,271.0

Taxable temporary differences:
Right-of-use assets	16,514.0	17,723.8		242.3
Investments available for sale debt securities	16,644.6	8,567.9		117.1
Loan origination cost and fees	3,373.3	3,456.0		47.3
Investments, others	1,510.2	2,874.2		39.3

Deferred tax liability	38,042.1	32,621.9		446.0

Net deferred tax asset (liability)	Rs.22,598.7	Rs.60,339.8	US$	825.0

Management believes that the realization of the recognized deferred tax assets is more likely than not and the realization is based on a combination of reversing taxable temporary differences and expectations as to future pretax income.
The total unrecognized tax benefit as of March 31, 2020 and March 31, 2021 is Rs. 37,103.2 million and Rs. 43,048.0 million, respectively. The major income tax jurisdiction for the Bank is India. The open tax years (first assessment by the tax authorities) is pending from fiscal 2019 onwards. However, appeals filed by the Bank are pending with various local tax authorities in India for earlier tax years.

F-5
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Fiscal year ended March 31,
	2020		2021		2021
	(In millions)
Opening balance	Rs.	14,448.1	Rs.	37,103.2	US$	507.3
Decrease related to prior year tax positions		—		(221.5)		(3.0)
Increase related to prior year tax positions		16,274.4		892.8		12.2
Increase related to current year tax positions	Rs.	6,380.7	Rs.	5,273.5	US$	72.1

Closing balanc e	Rs.	37,103.2	Rs.	43,048.0	US$	588.6

The Bank’s total unrecognized tax benefits, if recognized, would reduce the income tax expense by Rs.

37,103.2 million and Rs.
 43,048.0
million as of March 31, 2020 and March 31, 2021, respectively, and thereby would affect the Bank’s effective tax rate. Unrecognized tax benefits are unrecognized refund claims.
Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.
21. Stock-based compensation
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

F-5
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On August 3, 2019 the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 578,000 options (Scheme XXXII) to the employees of the Bank. On October 19, 2019 the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 46,175,200 options (Scheme XXXIII) to the employees of the Bank. On March 21, 2020 the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 1,020,400 options (Scheme XXXIV) to the employees of the Bank. On October 20
, 2020
the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 57,466,600 options (Scheme XXXV) to the employees of the Bank.
Modification of employee stock option schemes
During the periods ended March 31, 2019, March 31, 2020 and March 31, 2021, there were no modifications to employee stock option schemes.
Assumptions used
The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Years ended March 31,
	2019	2020	2021
Dividend yield	0.62%-0.65%	0.61%-0.85%	0.61%
Expected volatility	14.53%-18.68%	15.30%-20.13%	20.13%-28.93%
Risk-free interest rate	7.23%-8.31%	5.81%-6.70%	4.63%-5.75%
Expected term (in years)	2.78-5.16	2.82-5.42	2.65-5.43
The Bank recognizes compensation expense related to stock and option awards over the requisite service period, generally based on the instruments’ grant-date fair value, reduced by expected forfeitures. Ultimately, the compensation cost for all awards that vest is recognized.
Activity and other details
Activity in the options available to be granted under the Employee Stock Option Scheme is as follows:

	Number of options available to be granted year ending March 31,
	2019	2020	2021
Options available to be granted, beginning of period	235,683,200	202,413,370	159,487,350
Equity shares allocated for grant under the plan	—	—	—
Options granted	(39,790,000)	(47,773,600)	(57,466,600)
Forfeited/lapsed	6,520,170	4,847,580	2,673,420

Options available to be granted, end of period	202,413,370	159,487,350	104,694,170

F-5
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity in the options outstanding under the Employee Stock Option Scheme is as follows:

	Years ended March 31 ,
	2019			2020			2021
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	150,887,600	Rs.	525.11	136,612,822	Rs.	682.99	142,865,602	Rs.	899.03
Granted	39,790,000		1,030.24	47,773,600		1,220.13	57,466,600		1,235.80
Exercised	(47,544,608)		462.89	(36,673,240)		504.10	(29,490,022)		596.85
Forfeited	(6,410,770)		759.21	(4,813,580)		965.64	(2,032,110)		1,163.29
Lapsed	(109,400)		418.55	(34,000)		568.10	(641,310)		929.57

Options outstanding, end of period	136,612,822	Rs.	682.99	142,865,602	Rs.	899.03	168,168,760	Rs.	1,063.79

Options exercisable, end of period	80,609,722	Rs.	508.89	64,464,392	Rs.	638.18	64,453,260	Rs.	834.48
Weighted average fair value of options granted during the year		Rs.	262.79		Rs.	305.78		Rs.	320.42
The following summarizes information about stock options outstanding as of March 31, 2021:

		As of March 31 , 2021
Plan	Range of exercise price	Number of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price
Plan C	Rs.417.75 (or US$ 5.71)	9,700	0.32	417.75
Plan F	Rs.417.75 to Rs. 731.08 (or US$ 5.71 to US$ 10.00)	34,974,270	1.48	610.67
Plan G	Rs.882.85 to Rs. 1,235.80 (or US$ 12.07 to US$ 16.90)	133,184,790	3.18	1,182.83
The intrinsic value, of options exercised during the years ended March 31, 2019, March 31, 2020 and March 31, 2021 at grant date was nil, nil and nil, respectively, and at exercise date was Rs. 33,117.4 million, Rs. 13,339.6 million and Rs. 26,446.8 million, respectively. The aggregate intrinsic value as of grant date and as at March 31, 2021 attributable to options which are outstanding as on March 31, 2021 was Rs. 0.5 million (previous year Rs. 0.5 million) and Rs. 72,288.5 million (previous year Rs. 17,418.0 million), respectively. The aggregate intrinsic value as at grant date and as at March 31, 2021 attributable to options exercisable as on March 31, 2021 was Rs. 0.5 million (previous year 0.4 million) and was Rs. 42,485.6 million (previous year Rs. 16,291.8 million), respectively. Total stock compensation cost recognized under these plans was
Rs. 5,343.3 million,
Rs. 7,476.1 million and Rs. 10,603.5 million during the years ended March 31, 2019, March 31, 2020 and March 31, 2021, respectively.

However, no income tax benefit is recognized with respect to the said stock compensation costs.
As of March 31, 2021, there were 103,715,500 (previous year 78,401,210) unvested options with weighted average exercise price of Rs. 1,206.3 (previous year Rs. 1,113.5) and aggregate intrinsic value at grant date and as at March 31, 202
1
 was nil (previous year Rs. 0.2 million) and Rs.

29,802.9 million (previous year Rs. 1,126.2 million), respectively. As at March 31, 2021, the total estimated compensation cost to be recognized in future periods was Rs. 19,066.4 million. This is expected to be recognized over a weighted average period of 1.21 years.

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
The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s financial statements as of March 31, 2020 and March 31, 2021:

	As of March 31 ,
	2020		2021		2021
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	6,653.5	Rs.	7,883.0	US$	107.8
Service cost		965.4		1,107.0		15.1
Interest cost		483.3		561.6		7.7
Actuarial(gains)/ losses		368.9		759.4		10.4
Benefits paid		(588.1)		(491.4)		(6.7)

Projected benefit obligation, end of the period		7,883.0		9,819.6		134.3

Change in plan assets:
Fair value of plan assets, beginning of the period		5,501.8		5,779.8		79.1
Expected return on plan assets		389.9		448.4		6.1
Actuarial gains/(losses)		(620.5)		1,223.0		16.7

Actual return on plan assets		(230.6)		1671.4		22.80
Employer contributions		1,096.7		1384.8		18.9
Benefits paid		(588.1)		(491.4)		(6.7)

Fair value of plan assets, end of the period		5,779.8		8,344.6		114.10

Funded Status	Rs.	(2,103.2)	Rs.	(1,475.0)	US$	(20.2)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 1,925.6 million. The accumulated benefit obligation as of March 31, 2020 and March 31, 2021 was Rs. 5,005.9 million and Rs. 5,455.6 million, respectively. The vested accumulated benefit obligation as on March 31, 2020 and March 31, 2021 was Rs. 4,381.2 million and Rs. 4,727.7 million, respectively.

F-5
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gratuity cost for the years ended March
31
,
2019
, March
31
,
2020
 and March
31
,
2021
 was comprised of the following components:

	Fiscal years ended March 31 ,
	2019		2020		2021		2021
	(In millions)
Service cost	Rs.	820.6	Rs.	965.4	Rs.	1,107.0	US$	15.1
Interest cost		476.7		483.3		561.6		7.7
Expected return on plan assets		(347.4)		(389.9)		(448.4)		(6.1)
Actuarial (gains)/losse s		(176.6)		989.4		(463.6)		(6.3)

Net gratuity cost	Rs.	773.3	Rs.	2,048.2	Rs.	756.6	US$	10.4

The assumptions used in accounting for the gratuity plan are set out below:

Fiscal years ended March 31 ,
	2019	2020	2021
(% per annum)
Discount rate*	7.2-8.4	6.0-7.5	4.4-7.0
Rate of increase in compensation levels of covered employees	5.0 - 9.0	7.0 - 8.0	5.0 - 9.0
Rate of return on plan assets	7.0 - 7.2	6.0 - 7.0	4.4 - 7.0
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.
The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.
The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31 ,	Benefit payments
	(In millions)
2022	Rs.	1,271.4
2023		1,058.3
2024		927.5
2025		837.2
2026		746.1
2027 - 2031		3,017.0
The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March
31
,
2021
.

F-5
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies and in respect of certain employees the funds are invested by the trust set up for the said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As at March 31, 2021, the plan assets as a percentage of the total funds were as follows:

	As of March 31 , 2021
	Funds managed by insurance company (1) *	Funds managed by insurance company (2) *	Funds managed by trust
Government securities	79.5%	22.7%	36.5%
Debenture and bonds	14.0%	26.2%	51.9%
Equity securities	5.7%	46.1%	—
Other	0.8%	5.0%	11.6%

Total	100.0%	100.0%	100.0%

*	The data pertaining to plan investment assets measured at fair value by level and total at March 31 , 2021 are provided separately.
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

F-5
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s financial statements as of March 31, 2020 and March 31, 2021:

	As of March 31,
	2020		2021		2021
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	677.6	Rs.	598.2	US$	8.2
Service cost		6.5		14.6		0.2
Interest cost		45.3		37.7		0.5
Actuarial (gains)/losses		15.3		327.9		4.5
Benefits paid		(146.5)		(116.4)		(1.6)

Projected benefit obligation, end of the period		598.2		862.0		11.8

Change in plan assets:
Fair value of plan assets, beginning of the period		219.5		95.2		1.3
Expected return on plan assets		11.0		3.2		—
Actuarial gains/(losses)		2.9		(1.7)		—

Actual return on plan assets		13.9		1.5		—
Employer contributions		8.3		23.0		0.3
Benefits paid		(146.5)		(116.4)		(1.6)

Fair value of plan assets, end of the period		95.2		3.3		—

Funded Statu s	Rs.	(503.0)	Rs.	(858.7)	US$	(11.8)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs. 227.2 million. The accumulated benefit obligation as of March 31, 2020 and March 31, 2021 was Rs. 387.0 million and Rs. 364.2 million, respectively. The vested accumulated benefit obligation as of March 31, 2020 and March 31, 2021 was Rs. 241.3 million and Rs. 362.9 million, respectively.
Net pension cost for the years ended March 31, 2018, March 31, 2019 and March 31, 2020 was comprised of the following components:

	As of March 31,
	2019		2020		2021		2021
	(In millions)
Service cost	Rs.	7.7	Rs.	6.5	Rs.	14.6	US$	0.20
Interest cost		66.3		45.3		37.7		0.50
Expected return on plan asset s		(18.6)		(11.0)		(3.2)		—
Actuarial (gains)/losses		1.7		12.4		329.6		4.50

Net pension cost	Rs.	57.1	Rs.	53.2	Rs.	378.7	US$	5.2

F-5
9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2019	2020	2021
	(% per annum)
Discount rate*	8.4	7.5	7.0
Rate of increase in compensation levels of covered employees	8.0	7.0	7.0
Rate of return on plan assets	7.0	7.0	6.5
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.
The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2022	Rs.	227.7
2023		94.1
2024		147.8
2025		126.6
2026		42.4
2027-2031		625.6
The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2021.
The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities and other corporate bonds. The weighted-average asset allocation of the said plan assets for the pension benefits as at March 31, 2021 is as follows:

Asset category	Funds managed by trust
Government securities	54.5%
Debenture and bonds	45.5%
Other	—%

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note
30
 – Fair value measurements.

F-
60

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2020 and March 31, 2021 are summarized in the table below.

	As of March 31, 2020						As of March 31, 2021
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	600.2	Rs.	—	Rs.	—	Rs.	664.1
Funds managed by insurance company (2)		—		4,937.3		—		—		7,445.5		—
Funds managed by trust
— Government securities		—		110.8		—		—		87.6		—
— Debenture and bonds		—		108.7		—		—		123.5		—
— Others		118.0		—		—		27.2		—		—

Total	Rs.	118.0	Rs.	5,156.8	Rs.	600.2	Rs.	27.2	Rs.	7,656.6	Rs.	664.1

							US$	0.4	US$	104.7	US$	9.1

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during fiscal 2020 and 2021.

	Funds managed by Insurance companies as of March 31,
	2020		2021		2021
	(In millions)
Particulars
Opening balance	Rs.	625.0	Rs.	600.2	US$	8.2
Realized interest credited to fund		48.0		60.5		0.9
Contribution during the period		89.5		104.5		1.4
Amount paid towards claim		(162.3)		(101.1)		(1.4)

Closing balance	Rs.	600.2	Rs.	664.1	US$	9.1

Superannuation
Eligible employees of the Bank are entitled to receive retirement
b
enefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of CBoP) to the insurance companies in India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank incurred Rs. 1,034.1 million, Rs. 1,269.9 million and Rs. 1,513.7 million towards superannuation expense for the years ended March 31, 2019, March 31, 2020 and March 31, 2021, respectively.

F-6
1

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provident fund
In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 0.015 million, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 3,312.1 million, Rs. 4,901.4 million and Rs. 5,429.6 million to the Provident Fund Trust and Regional Provident Fund Commissioner for the years ended March 31, 2019, March 31, 2020 and March 31, 2021, respectively. The Hon’ble Supreme Court of India issued an order dated February 28, 2019 relating to employer’s contribution to the provident fund under the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952. Based on external legal opinion, the Bank has concluded the abovementioned order is applicable prospectively and hence it is not probable that there will be an outflow of resources in relation to past periods. From April 1, 2019, the employer’s contribution by the Bank to the provident fund under the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952was made in accordance with the terms of the said order.
National Pension Scheme
In respect of employees who opt for contribution to the National Pension Scheme, the Bank contributes a certain percentage of the basic salary of employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Bank has no liability other than its contribution, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 37.9 million and Rs. 46.3 million to the National Pension Scheme for the fiscal years ended March 31, 2020 and March 31, 2021, respectively.
Compensated absences
The Bank has provided for unutilized leave balances as on March 31,
2021

standing to the credit of each employee on an actuarial valuation conducted by an independent actuary.
23
. Financial instruments
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
The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2020 and March 31, 2021, together with the fair values on each reporting date.

	As of March 31, 2020
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
Interest rate derivatives	Rs.	3,644,495.8	Rs.	49,876.8	Rs.	51,976.9	Rs.	(2,100.1)
Forward rate agreements		—		—		—		—
Currency options		304,252.4		3,034.4		4,342.0		(1,307.6)
Currency swaps		202,725.6		12,396.0		6,592.1		5,803.9
Forward exchange contracts		6,079,195.0		125,230.4		121,872.0		3,358.4

Total	Rs.	10,230,668.8	Rs.	190,537.6	Rs.	184,783.0	Rs.	5,754.6

	As of March 31, 2021
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	3,155,410.2	Rs.	32,217.2	Rs.	33,894.0	Rs.	(1,676.8)	US$	43,142.1	US$	(22.9)
Forward rate agreements		20,887.8		270.0		64.1		205.9		285.6		2.8
Currency options		202,402.7		1,078.7		1,510.7		(432.0)		2,767.3		(5.9)
Currency swaps		237,081.5		8,126.4		4,940.8		3,185.6		3,241.5		43.6
Forward exchange contracts		4,964,726.6		42,714.4		41,470.4		1,244.0		67,879.8		16.9

Total	Rs.	8,580,508.8	Rs.	84,406.7	Rs.	81,880.0	Rs.	2,526.7	US$	117,316.3	US$	34.5

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in ‘other assets’ and ‘accrued expenses and other liabilities’, respectively.
The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net – Derivatives for the years ended March 31,
	2019		2020		2021		2021
	(In millions)
Interest rate derivatives	Rs.	736.4	Rs.	(2,572.2)	Rs.	773.9	US$	10.6
Forward rate agreements		0.1		—		205.9		2.8
Currency options		(262.5)		585.5		1,191.1		16.2
Currency swaps		1,045.0		3,465.5		(3,309.2)		(45.2)
Forward exchange contracts		10,890.1		2,071.2		(2,114.7)		(28.9)

Total gains/(losses)	Rs.	12,409.1	Rs.	3,550.0	Rs.	(3,253.0)	US$	(44.5)

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

	As of March 31, 2020
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	190,537.6	Rs.	—	Rs.	190,537.6	Rs.	147,844.5	Rs.	8,326.7	Rs.	34,366.4
Securities purchased under agreements to resell		250,000.0		—		250,000.0		—		250,000.0		—
Financial liabilities
Derivative liabilities	Rs.	184,783.0	Rs.	—	Rs.	184,783.0	Rs.	147,844.5	Rs.	6,706.7	Rs.	30,231.8
Securities sold under repurchase agreements		507,982.0		—		507,982.0		—		507,982.0		—
Long Term debt		17,260.0		—		17,260.0		—		17,260.0		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

	As of March 31, 2021
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	84,406.7	Rs.	—	Rs.	84,406.7	Rs.	55,002.7	Rs.	4,065.5	Rs.	25,338.5	US$	346.4
Securities purchased under agreements to resell		270,060.0		—		270,060.0		—		270,060.0		—		—
Financial liabilities
Derivative liabilities	Rs.	81,880.0	Rs.	—		Rs. 81,880.0	Rs.	55,002.7	Rs.	4,816.3	Rs.	22,061.0	US$	301.6
Securities sold under repurchase agreements		356,059.2		—		356,059.2		—		356,059.2		—		—
Long Term debt		90,200.0		—		90,200.0		—		90200.0		—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

F-6
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees
As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial
contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on case-by-case
basis as may be assessed by the Bank. The remaining tenure of guarantees presently issued by the Bank and currently outstanding ranges from 1 day to 24.6 years.
The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.
In accordance with FASB ASC
460-10
the Bank has recognized a liability of Rs. 4,191.9
million as of March 31, 2020 and of Rs.
5,500.7 million
as at March 31, 2021
, in respect of guarantees issued or modified.
Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2020		2021		2021
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	263,758.0	Rs.	334,040.8	US$	4,567.1
Performance guarantees		330,164.6		421,162.2		5,758.3
Documentary credits		440,232.7		376,536.2		5,148.2

Total	Rs.	1,034,155.3	Rs.	1,131,739.2	US$	15,473.6

Estimated fair values:
Guarantees	Rs.	(4,191.9)	Rs.	(5,500.7)	US$	(75.2)
Documentary credits		(488.8)		(543.4)		(7.4)

Total	Rs.	(4,680.7)	Rs.	(6,044.1)	US$	(82.6)

As part of its risk management activities, the Bank continuously monitors the creditworthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 130.5 billion and Rs. 121.2 billion as of March 31, 2020 and March 31, 2021, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.
Undrawn commitments
The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 539.8 billion and Rs. 628.3 billion (US$ 8.6 billion) as of March 31, 2020 and March 31, 2021, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 3,806.2 billion and Rs. 4,826.7 billion (US$ 66.0 billion) as of March 31, 2020 and March 31, 2021, respectively.
The allowance for Credit Losses included in accrued expenses and other liabilities on
Off-Balance
sheet credit exposures and undrawn commitments is as follows:

	As of March 31, 2021
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	3,226.8
Impact of Adoption of ASC 326		2,296.6
Provision for credit exposures		58.1

Allowance for credit losses, end of the period	Rs.	5,581.5

F-6
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24
. Estimated fair value of financial instruments
The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2020 and March 31, 2021. The estimated fair value amounts as of March 31, 2020 and March 31, 2021 have been measured as of the respective year ends, and have not been re-evaluated
or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.
A comparison of the fair values and carrying values of financial instruments is set out below:

	As of
	March 31, 2020										March 31, 2021
			Estimated Fair Value										Estimated Fair Value
	Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Level 1		Level 2		Level 3		Total		Carrying Value		Estimated Fair Value
	(In millions)
Financial Assets:
Cash and due from banks, and restricted cash	Rs.	611,961.0	Rs.	611,961.0	Rs.	—	Rs.	—	Rs.	611,961.0	Rs.	930,694.7	Rs.	930,694.7	Rs.	—	Rs.	—	Rs.	930,694.7	US$	12,724.8	US$	12,724.8
Investments held for trading		304,962.9		6,291.0		298,671.9		—		304,962.9		99,620.2		—		99,620.2		—		99,620.2		1,362.0		1,362.0
Investments available for sale debt securities		3,406,289.2		371,450.5		2,907,384.4		127,454.3		3,406,289.2		4,275,449.9		176,015.8		3,938,270.2		161,163.9		4,275,449.9		58,455.7		58,455.7
Securities purchased under agreements to resell		250,000.0		—		250,000.0		—		250,000.0		270,060.0		—		270,060.0		—		270,060.0		3,692.4		3,692.4
Loans		10,425,022.4		—		2,593,022.1		7,936,633.4		10,529,655.5		11,700,189.2		—		2,807,875.9		9,066,940.1		11,874,816.0		159,969.8		162,357.3
Accrued interest receivable		103,035.9		—		103,035.9		—		103,035.9		118,762.9		—		118,762.9		—		118,762.9		1,623.8		1,623.8
Other assets		641,605.5		2,282.4		637,594.1		—		639,876.5		320,187.5		11,869.8		306,640.9		—		318,510.7		4,377.7		4,354.8
Financial Liabilities :								—										—
Interest-bearing deposits		9,730,481.3		—		9,786,793.2		—		9,786,793.2		11,226,467.8		—		11,282,540.2		—		11,282,540.2		153,492.9		154,259.5
Non-interest-bearing deposits		1,731,590.0		—		1,731,590.0		—		1,731,590.0		2,110,762.4		—		2,110,762.4		—		2,110,762.4		28,859.2		28,859.2
Securities sold under repurchase agreements		507,982.0		—		507,982.0		—		507,982.0		356,059.2		—		356,059.2		—		356,059.2		4,868.2		4,868.2
Short-term borrowings		377,417.6		—		378,027.9		—		378,027.9		239,264.1		—		238,700.3		—		238,700.3		3,271.3		3,263.6
Accrued interest payable		80,078.9		—		80,078.9		—		80,078.9		77,969.1		—		77,969.1		—		77,969.1		1,066.0		1,066.0
Long-term debt		1,026,518.3		—		1,074,826.3		—		1,074,826.3		1,174,758.2		—		1,200,953.4		—		1,200,953.4		16,061.8		16,419.9
Accrued expenses and other liabilities		460,931.4		—		460,931.4		—		460,931.4		445,135.7		—		445,135.7		—		445,135.7		6,086.1		6,086.1

F-6
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2
5
. Segment information
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

F-6
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized segment information for the years ended March 31, 2019, March 31, 2020 and March 31, 2021:

	Fiscal year ended March 31,
	2019								2020
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income/(expense) (External)	Rs.	336,677.1	Rs.	140,085.0	Rs.	30,743.5	Rs.	507,505.6	Rs.	356,017.3	Rs.	204,725.8	Rs.	32,784.3	Rs.	593,527.4
Net interest income/(expense) (Internal)		62,339.1		(43,842.8)		(18,496.3)		—		127,065.9		(101,002.5)		(26,063.4)		—
Net interest revenue		399,016.2		96,242.2		12,247.2		507,505.6		483,083.2		103,723.3		6,720.9		593,527.4
Less: Provision for credit losses		64,051.0		8,228.3		—		72,279.3		104,516.8		13,105.1		—		117,621.9

Net interest revenue, after provision for credit losses		334,965.2		88,013.9		12,247.2		435,226.3		378,566.4		90,618.2		6,720.9		475,905.5
Non-interest revenue		138,783.0		23,789.6		(2,450.4)		160,122.2		161,890.1		36,059.1		269.8)		198,219.0
Non-interest expense		(230,726.5)		(22,744.8)		(1,918.2)		(255,389.5)		(278,605.8)		(27,774.0)		(1,900.7)		(308,280.5)

Income before income tax	Rs.	243,021.7	Rs.	89,058.7	Rs.	7,878.6	Rs.	339,959.0	Rs.	261,850.7	Rs.	98,903.3	Rs.	5,090.0	Rs.	365,844.0

Income tax expense							Rs.	119,393.5							Rs.	105,480.0

Segment assets:
Segment total assets	Rs.	7,432,733.8	Rs.	4,732,290.7	Rs.	1,115,049.1	Rs.	13,280,073.6	Rs.	8,353,762.3	Rs.	5,933,391.4	Rs.	1,674,735.4	Rs.	15,961,889.1

	Fiscal year ended March 31,
	2021
	Retail Banking		Wholesale Banking		Treasury Services		Total			Total
	(In millions)
Net interest income/(expense) (External)	Rs.	361,343.5	Rs.	278,431.0	Rs.	43,912.0	Rs.	683,686.5	US$	9,347.8
Net interest income/(expense) (Internal)		176,420.0		(143,863.7)		(32,556.3)		—		—
Net interest revenue		537,763.5		134,567.3		11,355.7		683,686.5		9,347.8
Less: Provision for credit losses		145,822.0		8,411.4		—		154,233.4		2,108.7

Net interest revenue, after provision for credit losses		391,941.5		126,155.9		11,355.7		529,453.1		7,239.1
Non-interest revenue		175,447.7		72,420.1		5,107.9		252,975.7		3,458.7
Non-interest expense		(306,461.1)		(34,238.4)		(1,902.8)		(342,602.3)		(4,684.2)

Income before income tax	Rs.	260,928.1	Rs.	164,337.6	Rs.	14,560.8	Rs.	439,826.5	US$	6,013.6

Income tax expense							Rs.	113,820.1	US$	1,556.2

Segment assets:
Segment total assets	Rs.	9,356,987.2	Rs.	7,011,959.9	Rs.	1,610,834.9	Rs.	17,979,782.0	US$	245,826.9

F-6
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2
6
. Commitments and contingencies
Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 2
3
) are as follows:
Capital commitments
The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2020 and March 31, 2021 aggregated Rs. 12,756.9 million and Rs. 12,895.7 million, respectively.
Contingencies
The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which majorly include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of March 31, 2021 aggregated to Rs. 10,203.1 million (previous year Rs. 8,437.8 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations
.
Lease commitments
The Bank is party to operating leases for certain of its office premises and employee residences, with a renewal at the option of the Bank. Operating lease right-of-use
assets and lease liabilities were as follows:

	As of March 31,
	2020	2021	2021
		(In millions)

Right-of-use assets	R s. 60,756.9	Rs. 64,548.8	US$	882.5
Lease liabilities	65,615.1	70,422.0		962.8
The total lease expenses are as follows:

	As of March 31,
	2019		2020		2021		2021
	(In millions)
The total minimum lease expense during the year recognized in the consolidated statement of income	Rs.	12,700.8	Rs.	13,698.7	Rs.	14,244.4	US$	194.8
The total operating cash flow for operating lease expenses during the year ended March 31, 2020 and March 31, 2021 was Rs.
11,692.3
million and
 Rs.
12,820.3
million (US$
 175.3
million), respectively.

F-6
9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments as of March 31, 2021 were as follows:

Due in fiscal year ending March 31:	Operating leases
	(In millions, except for weighted averages)
2022	Rs.	11,783.1	US$	161.1
2023		10,951.6		149.7
2024		10,125.8		138.4
2025		9,553.1		130.6
2026		9,201.9		125.8
Thereafter		50,337.5		688.2

Total lease payments	Rs.	101,953.0	US$	1,393.8
Less: imputed interest		31,531.0		431.0

Total operating lease liabilities	Rs.	70,422.0	US$	962.8

Weighted average remaining lease term (in years)		9.8		9.8
Weighted average discount rate		7.0%		7.0%

The Bank adopted ASU
2016-02
“Leases (Topic842)” and subsequent related updates on April 1, 2019. The Bank enters into lease agreements to obtain the right-of-use
assets for its business operations, substantially all of which are premises Lease liabilities and right-of-use
assets are recognized when the Bank enters into operating leases and represent obligations and rights to use these assets over the period of the leases and are re-measured
for modifications. Operating lease liabilities include fixed payments for the contractual duration of the lease, adjusted for renewals or terminations. The lease agreements entered into by the Bank do not include any material residual value guarantees and material restrictive covenants. The lease payments are discounted using a rate determined when the lease is recognized. In general, the Bank does not know the discount rate implicit in the lease, and so the Bank estimates a discount rate that the Bank believes approximates a collateralized borrowing rate for the estimated duration of the lease term. The rate is determined at the date of commencement of the lease and for leases existing as at April 1, 2019, the incremental borrowing rate is determined as at that date. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the incremental borrowing rate.
Right-of-use
assets are reported in other assets on the consolidated balance sheet and related lease liabilities are reported in accrued expenses and other liabilities. The amortization of operating lease right-of-use
assets and the accretion of operating lease liabilities are reported together as fixed lease expenses and are included in non-interest
expense- premises and equipment. The lease expense is recognized on a straight-line basis over the life of the lease. The lease agreements entered into by the Bank generally have renewal and escalation clauses. These agreements also in general permit the Bank to terminate the lease arrangement within a certain period of notice of termination. The Bank does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that it will exercise them. The Bank has elected to exclude leases with terms of less than one year from the operating lease right-of-use
assets and lease liabilities. The related short-term lease expense is included in non-interest
expense- premises and equipment. The Bank accounted for Lease-related concessions obtained consequent to
Covid-19
situation in accordance with guidance in Topic 842. As of March 31, 2021, the Bank had additional undiscounted operating lease commitments of Rs.
 187.8 million, predominantly for premises, with leases which have not yet commenced. These leases will commence by April 2021 and have lease terms ranging from 9 to 15 years.

F-
70

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reward points
The movement in provision for credit card and debit card reward points as of March 31, 2020 and March 31, 2021 is as follows:

	As of March 31,
	2020		2021		2021
	(In millions)
Opening provision of reward points	Rs.	6,030.9	Rs.	7,341.5	US$	100.4
Provision made during the year		5,356.0		3,752.1		51.3
Utilization/write back of provision		(3,868.8)		(4,026.7)		(55.1)
Effect of change in rate of accrual of reward points		(176.6)		(679.0)		(9.3)

Closing provision of reward points	Rs.	7,341.5	Rs.	6,387.9	US$	87.3

2
7
. Related party transactions
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
Balances payable to related parties are as follows:

	As of March 31,
	2020						2021
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Balances in non-interest-bearing deposits	Rs.	35,128.7	Rs.	8,258.8	Rs.	43,387.5	Rs.	31,834.6	Rs.	9,732.0	Rs.	41,566.6	US$	568.3
Balances in interest-bearing deposits		1,662.0		5,954.8		7,616.8		3,772.1		1,830.5		5,602.6		76.6
Accrued expenses and other liabilities		1,002.8		—		1,002.8		1,110.5		—		1,110.5		15.2

Total	Rs.	37,793.5	Rs.	14,213.6	Rs.	52,007.1	Rs.	36,717.2	Rs.	11,562.5	Rs.	48,279.7	US$	660.1

F-7
1

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balances receivable from related parties are as follows:

	As of March 31,
	2020						2021
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Loans	Rs.	—	Rs.	26.5	Rs.	26.5	Rs.	—	Rs.	10.6	Rs.	10.6	US$	0.1
Other assets		449.5		1,266.9		1,716.4		1,390.9		1,627.7		3,018.6		41.3

Total	Rs.	449.5	Rs.	1,293.4	Rs.	1,742.9	Rs.	1,390.9	Rs.	1,638.3	Rs.	3,029.2	US$	41.4

Purchase of property and equipment from related parties for the years ended March 31, 2020 and 2021 were nil. Purchase and sale of investments from Others for the year ended March 31, 2021 were Rs.114.3 million (previous year Rs. 4,872.8 million) and Rs. 29,451.1 million (previous year Rs. 28,016.8 million), respectively. Investments of Others in the Bank’s subordinated debt for the fiscal year ended March 31, 2021 were Rs. 400.0 million (previous year Rs. 200.0 million).
Included in the determination of net income are the following significant transactions with related parties:

	Fiscal year ended March 31,
	2019						2020						2021
	Principal owner		Others		Total		Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Non-interest revenue-Fees and commissions	Rs.	2,829.7	Rs.	14,558.3	Rs.	17,388.0	Rs.	3,089.4	Rs.	17,001.7	Rs.	20,091.1	Rs	3,246.5	Rs.	19,801.6	Rs.	23,048.1	US$	315.1
Interest and Dividend revenue		352.0		1,549.7		1,901.7		—		1,194.2		1,194.2		—		552.5		552.5		7.6
Interest expense-Deposits		(54.9)		(138.0)		(192.9)		(85.3)		(84.2)		(169.5)		(108.0)		(171.3)		(279.3)		(3.8)
Non-interest expense-Administrative and other		(4,838.3)		(2,841.7)		(7,680.0)		(5,840.8)		(3,119.6)		(8,960.4)		(5,874.4)		(2,856.3)		(8,730.7)		(119.4)
Non-interest expense-Premises and equipment		(31.2)		(6.1)		(37.3)		(25.8)		(9.7)		(35.5)		(24.3)		(5.2)		(29.5)		(0.4)
Other transactions with the Bank’s principal owner are as follows:
During the years ended March 31, 2020 and March 31, 2021, the Bank
p
urchased loans from the principal owner aggregating Rs. 241,272.5 million and Rs. 189,797.8 million, respectively. Dividends paid to the principal owner during the years ended March 31, 2020 and March 31, 2021 were Rs. 8,646.2 million and nil, respectively. The Bank also enters into foreign exchange and derivative transactions with its principal owner. The notional principal amount and the mark-to-market
gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2021 was Rs. 77,574.9 million (previous year Rs. 120,099.5 million) and Rs. 833.0 million (previous year Rs. 53.5 million), respectively.

During the fiscal year ended March 31, 2021, the Bank issued Guarantees on behalf of its Principal owner and Others for Rs. 4.0 million (previous year Rs. 3.9 million) and for Rs. 44.3 million (previous year Rs. 29.9 million), respectively.
For contributions made to provident funds and pension funds set up by the Bank, see note 2
2
 – Retirement benefits.

F-7
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2
8
. Earnings per equity share
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
A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOPs with average outstanding balance of 24,224,032 and 73,917,840 were excluded from the calculation of diluted earnings per share for the years ended March 31, 2020 and March 31, 2021, respectively, as these were anti-dilutive.

	As of March 31,
	2019	2020	2021
Weighted average number of equity shares used in computing basic earnings per equity share	5,360,068,058	5,468,802,148	5,499,587,357
Effect of potential equity shares for stock options outstanding	53,585,896	36,990,405	23,890,989

Weighted average number of equity shares used in computing diluted earnings per equity share	5,413,653,954	5,505,792,553	5,523,478,346

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2019		2020		2021		2021
Basic earnings per share	Rs.	41.07	Rs.	47.59	Rs.	59.27	US$	0.81
Effect of potential equity shares for stock options outstanding		0.41		0.32		0.25		0.01

Diluted earnings per share	Rs.	40.66	Rs.	47.27	Rs.	59.02	US$	0.80

Basic earnings per ADS	Rs.	123.21	Rs.	142.77	Rs.	177.81	US$	2.43
Effect of potential equity shares for stock options outstanding		1.23		0.96		0.75		0.03

Diluted earnings per ADS	Rs.	121.98	Rs.	141.81	Rs.	177.06	US$	2.40

Dividends
Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after-tax
to a
non-distributable
statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout (excluding dividend tax) for March 31, 2021 cannot exceed 35% of net income of Rs. 311,165.3 million as calculated under Indian GAAP. Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the years ended March 31, 2019, March 31, 2020 and March 31, 2021 were Rs. 7.5, Rs. 2.5 per equity share (viz. special interim dividend) and nil, respectively. A special interim dividend of Rs. 2.5 per share to commemorate 25 years of HDFC Bank’s operations was paid on August 2, 2019. The RBI vide notification dated December 4, 2020, stated that in view of the ongoing stress and heightened uncertainty on account of
COVID-19,
banks should continue to conserve capital to support the economy and absorb losses. The notification also stated that in order to further strengthen the banks’ balance sheets, while at the same time support lending to the real economy, banks shall not make any dividend payment on equity shares from the profits pertaining to the financial year ended March 31, 2020. On April 22, 2021, the RBI, in a notification, directed the banks to restrict dividend payouts for Fiscal 2021 to 50% determined in terms of RBI regulations to conserve capital and stay resilient amid the
COVID-19
crisis. The Board of Directors of the Bank at its meeting on June 18, 2021, inter alia, recommended dividend of Rs. 6.5 per equity share of the Bank for the financial year ended March 31, 2021. This was approved by the members at the Annual General Meeting held on July 17, 2021.

F-7
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29
. Subsidiaries
HDB Financial Services Limited (“HDBFSL”) is a
non-deposit
taking
non-banking
finance company and a subsidiary of the Bank. As at March 31, 2021, HDFC Bank Ltd. and its subsidiaries effectively hold 95.7% (previous year 95.9%). The financial statements of HDBFSL are consolidated.
HDFC Securities Ltd. (“HSL”) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2021 the Bank holds a 96.8% (previous year 96.8%) effective equity interest. The financial statements of HSL are consolidated.

F-7
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3
0
. Fair value measurement
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
Held to maturity securities: There were no HTM securities as of March 31, 2020 and March 31, 2021.

F-7
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
The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2021, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	99,620.2	Rs.	—	Rs.	99,620.2	Rs.	—
Securities Available-for-Sale		4,275,449.9		176,015.8		3,938,270.2		161,163.9
Equity securities *		19,577.8		11,869.8		7,708.0		—

Total	Rs.	4,394,647.9	Rs.	187,885.6	Rs.	4,045,598.4	Rs.	161,163.9

Total	US$	60,085.4	US$	2,568.8	US$	55,313.1	US$	2,203.5

*	Equity securities classified within other assets.
The following table summarizes, certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the years ended March 31, 2020 and March 31, 2021:

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

F-7
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Particulars	As of March 31, 2021
	(In millions)

Beginning balance at April 1, 2020	Rs.	127,454.3
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		2,236.4
Purchases/additions		80,406.3
Sales		—
Issuances		—
Settlements		(48,933.1)
Transfers in Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2021	Rs.	161,163.9

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

Change in unrealized gains or losses for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	2,236.4

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
The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2021, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	84,406.7	Rs.	—	Rs.	84,406.7	Rs.	—
Derivative liabilities	Rs.	81,880.0	Rs.	—	Rs.	81,880.0	Rs.	—

F-7
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3
1
. Risk and uncertainties
At the date of approval of the condensed consolidated financial statements, the
SARS-CoV-2
virus responsible for
COVID-19
remains unabated and continues to impact the globe and India. Since March 2021, India has experienced a “second wave” of
COVID-19,
including a significant surge of
COVID-19
cases following the discovery of a mutant coronavirus variant in the country. While the initial lockdown imposed in March 2020 in response to the first outbreak of
COVID-19
in India has been lifted, regional lockdowns continue to be implemented in areas with a significant number of
COVID-19
cases. The impact of
COVID-19,
including changes in customer behavior and pandemic-related concerns, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activity. The slowdown during the year led to a decrease in loan originations, third party products sales, credit and debit card use by customers and collection effort efficiency. This may lead to a rise in the number of customer defaults and consequently an increase in provisions. The extent to which the
COVID-19
pandemic, will continue to impact the Bank’s results will depend on ongoing as well as future developments, which are highly uncertain, including, among other things, any new information concerning the severity of the
COVID-19
pandemic and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.
On September 3, 2020, a securities class action lawsuit was filed against the Bank and certain of its current and former directors in the United States District Court for the Eastern District of New York. The complaint was amended on February 8, 2021. The amended complaint alleges that the Bank, its former managing director, Mr. Aditya Puri, and the present managing director and CEO, Mr. Sashidhar Jagdishan made materially false and misleading statements regarding certain aspects of the Bank’s business and compliance policies, which the complaint alleges resulted in the Bank’s ADS price declining on July 13, 2020, thereby allegedly causing damage to the Bank’s investors. The Bank’s motion to dismiss the suit was filed on April 9, 2021, to which the lead plaintiff served its brief in opposition on June 8, 2021. The Bank, on July 23, 2021, through its legal counsel, has filed the reply memorandum of law in further support of the motion to dismiss the securities class action suit. Given the uncertainty inherent in these matters, and based on an assessment made after taking appropriate legal advice, at this point in time, the Bank does not believe that the ultimate outcome of this matter will be materially unfavorable to the Bank. Accordingly, no liability has been recorded in the Bank’s consolidated financial statements. The Bank intends to continue to vigorously defend against the allegations.

F-7
8

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1filed on July 12, 2001 (Registration No. 333-13718))*

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1filed on July 12, 2001 (Registration No. 333-13718))*

1.3	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

1.4	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 30, 2011)

1.5	Amendment to Memorandum of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2016)

1.6	Amendment to Memorandum and Articles of Association dated July 12, 2019 (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 31, 2020)

2.1	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1filed on July 12, 2001 (Registration No. 333-13718))*

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

101
The following financial information from HDFC Bank Ltd. Annual Report on Form 20-F for the year ended March 31, 2021 is formatted in Inline XBRL: (i) Consolidated Statements of Income, (ii) Consolidated statements of comprehensive income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders’ Equity, (v) Consolidated Statements of Cash Flows, and (vi) Notes to Consolidated Financial Statements.

104	The cover page for HDFC Bank Ltd.’s Annual Report on Form 20-F for the year ended March 31, 2021, has been formatted in Inline XBRL
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
Date: July 28, 2021