Form 20-F
period 2022-03-31
HDFC BANK LTD
filed 2022-07-29
CIK 1144967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31
, 2022
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
Senapati Bapat Marg, Lower Parel
, Mumbai
400013
,
India
(Address of principal executive offices)
Name: Santosh Haldankar, Senior Vice President (Legal) and Company Secretary
Telephone:
91
-
22
-
3976-0711
Email:
Santosh.Haldankar
@hdfcbank.com
Office Address:
HDFC Bank Ltd; Legal & Secretarial Dept; 2nd floor, Zenith House
,
Opp. Race Course Gate No. 5 & 6, Keshavrao Khadye Marg
,
Mahalaxmi (west), Mumbai 400 034,
India.
(Name, telephone, email and/or facsimile number and address of company contact person)

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
Equity Shares, as of March 31, 2022
5,545,540,976
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
 Yes
  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T(§232.405
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
of the Exchange Act).    Yes  ☐    No
  ☒

i

CROSS REFERENCE SHEET
Form
20-F

	Item Caption	Location
Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Exchange Rates and Certain Defined Terms	1

		Risk Factors	36

		Selected Financial and Other Data	80

Item 4	Information on the Company	Business	3

		Selected Statistical Information	83

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	91

		Principal Shareholders	142

		Related Party Transactions	143

		Supervision and Regulation	151

Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	91

Item 6	Directors, Senior Management and Employees	Business—Employees	30

		Management	120

		Principal Shareholders	142

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	142

		Management—Loans to Members of Our Senior Management	134

		Related Party Transactions	143

Item 8	Financial Information	Report of Independent Registered Public Accounting Firms	F-2

		Consolidated Financial Statements and the Notes thereto	F-5

		Business—Legal Proceedings	31

Item 9	The Offer and Listing	Certain Information About Our American Depositary Share and Equity Shares	66

		Restrictions on Foreign Ownership of Indian Securities	192

Item 10	Additional Information	Management	120

		Description of Equity Shares	67

		Dividend Policy	79

		Taxation	145

		Supervision and Regulation	151

		Exchange Controls	190

		Restrictions on Foreign Ownership of Indian Securities	192

		Additional Information	196

ii

	Item Caption	Location

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	23

		Selected Statistical Information	83

Item 12	Description of Securities Other than Equity Securities	Not Applicable

Item 12D	ADSs fee disclosure	Description of American Depositary Shares—Fees and Charges for Holders of American Depositary Shares	75
Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item 15	Controls and Procedures	Management—Controls and Procedures	135

		Management’s Report on Internal Control Over Financial Reporting	197

		Report of Independent Registered Public Accounting Firm—Internal Controls Over Financial Reporting	198

Item 16A	Audit Committee Financial Expert	Management—Audit Committee Financial Expert	136

Item 16B	Code of Ethics	Management—Code of Ethics	136

Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	136

Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable

Item 16F	Changes in or disagreements with accountants	Not Applicable

Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	137

Item 16H	Mine Safety Disclosure	Not Applicable

iii

EXCHANGE RATES AND CERTAIN DEFINED TERMS
In this document, all references to “we”, “us”, “our”, “HDFC Bank” or “the Bank” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to the “Companies Act” in the document mean the Indian Companies Act, 2013 and all rules and regulations issued thereunder. References to “$”, “US$”, “dollars” or “United States dollars” are to the legal currency of the United States and references to “Rs.”, “INR”, “rupees” or “Indian rupees” are to the legal currency of India.
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
Investor expectations that reforms implemented by the government of India (the “Government of India” or the “Government”) will lead to an improvement in the long term growth outlook helped to improve the rupee’s performance, reducing the depreciation trend to 3.85 percent in fiscal year 2015. During fiscal year 2016, the rupee depreciated by 6.32 percent primarily reflecting global risk aversion and a strong United States dollar. However, in line with other emerging markets, which experienced currency appreciation in fiscal year 2017, the Indian rupee also appreciated by 2.1 percent against the United States dollar. This was mainly attributed to repricing of the Indian assets by international investors (driven by domestic economic and political stability) alongside the disappointment relating to the United States reform agenda. In fiscal year 2018, the rupee ranged between a high of Rs. 65.71 per US$ 1.00 and a low of Rs. 63.38 per US$ 1.00. Pressure developed in the last two quarters of fiscal year 2018 as oil prices rose and trade war risks escalated globally. In fiscal year 2019, while the rupee depreciated overall by 6.3 percent against the United States dollar, it ranged between a high of Rs. 74.4 per US$ 1.00 and a low of Rs. 64.85 per US$ 1.00. Rising oil prices and a slowdown in global trade volumes, as well as a risk aversion towards emerging market currencies (because of tariffs and trade war risks) have all affected the rupee negatively in fiscal year 2019. The rupee further depreciated in fiscal year 2020, amid weak global demand, low domestic economic growth and foreign portfolio investment outflows, as well as a result of foreign investors becoming more risk averse with respect to investments in India. In fiscal year 2020, the rupee ranged between a high of Rs. 76.37 per US$ 1.00 and a low of Rs. 68.40 per US$ 1.00. The rupee appreciated by 2.8 percent in fiscal year 2021, in part due to a weak dollar and robust foreign flows. In fiscal year 2021, the rupee traded in the range of
75.08-73.14 per
US $1.00. With foreign capital outflows and
geo-political
risks, the rupee depreciated by 3.8 percent against the United States dollar in fiscal year 2022. In fiscal year 2022, the rupee ranged between a high of Rs. 77.07 per US$ 1.00 and a low of Rs. 72.37 per US$ 1.00
Although we have translated selected Indian rupee amounts in this document into United States dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to United States dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to United States dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$ 1.00 = Rs. 75.87 on March 31, 2022. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on July 15, 2022 was Rs. 79.74 per US$ 1.00.

FORWARD-LOOKING STATEMENTS
We have included statements in this report which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing/impaired
assets, our growth and expansion, the adequacy of our provision/allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.
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
We have three principal business activities: retail banking, wholesale banking and treasury operations. Our retail banking products include deposit products, loans including loans to small and medium enterprises, credit cards, debit cards, third-party mutual funds and insurance products, bill payment services, and other products and services. Under wholesale banking, we offer a wide range of commercial and transactional banking services, including working capital finance, trade services, transactional services and cash management. We are also a leading provider of structured solutions in India, which combine cash management services with vendor and distributor finance to facilitate supply chain management for our corporate customers. Our treasury operations manage our balance sheet, and include customer-driven services such as advisory services related to foreign exchange and derivative transactions for corporate and institutional customers, supplemented by proprietary trading, including Indian Government securities. Further, our non-banking
finance company (“NBFC”) subsidiary HDB Financial Services Limited (“HDBFSL”) offers a wide range of loans and asset finance products including mortgage loans, commercial vehicle loans, consumer loans and gold loans, as well as a range of business process outsourcing solutions. We provide our customers with brokerage accounts through our subsidiary HDFC Securities Limited (“HSL”), which we believe is one of the leading stock brokerage companies in India and which offers a suite of products and services across various asset classes, such as equity, gold and debt, and via multiple platforms,
i.e.
, online, mobile, telephone and branches.
As a result of trade tensions and
geo-political
risks, global growth slowed to 2.9 percent in 2019 from 3.6 percent in 2018, according to IMF estimates. In 2020, growth declined by a further 3.1 percent, driven by the
COVID-19
pandemic and related lockdowns and movement restrictions across the globe, which caused GDP to contract in major economies. With the availability of vaccines and policy support, the global economy started regaining strength in 2021, when, as per the IMF, global growth stood at 6.1 percent. However, global recovery is expected to halt again in 2022 on account of the Russia-Ukraine crisis, the China slowdown, rising commodity prices, and elevated inflation. Moreover, the decrease or removal of monetary stimulus across the globe could also weigh on global recovery. Volatility across industry sectors has increased contributing to an uncertain investment climate. The IMF estimates global growth to slow down to 3.6 percent in 2022.
The
COVID-19
pandemic also adversely impacted India’s economic growth. The Government imposed a strict lockdown between March 25, 2020 and May 31, 2020. While this helped to control the spread of the pandemic during the first wave, it adversely impacted all sectors of the economy, with the consumption and services sectors worst affected. India’s GDP contracted by 23.8 percent in the first quarter of fiscal year 2021. With improved mobility and policy measures, economic activity started to improve again from the second quarter of fiscal year 2021. GDP rebounded with 0.7 percent year on year growth in the third quarter of fiscal year 2021 as compared to a contraction of 6.6 percent in the second quarter of fiscal year 2021. The fourth quarter of the fiscal year 2021 reaffirmed that the economy was recovering as growth momentum picked up pace. India’s GDP grew by 2.5 percent in the fourth quarter, due to improvements across all sectors of the economy. For the full year, India’s GDP declined by 6.6 percent in fiscal year 2021 compared to growth of 3.7 percent in the prior year.
However, the “second wave” of
COVID-19
and related containment measures adversely affected the pace of recovery for the Indian economy during the first quarter of fiscal year 2022. On a quarter-by-quarter
basis, India’s GDP declined by 17.1 percent in the first quarter of fiscal year 2022, although year-on-year
growth stood at 20.1 percent, primarily due to support from a low base. Economic activity started recovering from the second quarter of fiscal year 2022 with improved access to vaccines and removal of
COVID-19-related
restrictions. In the second quarter of fiscal year 2022, India’s GDP growth stood at 8.4 percent, but economic activity came under stress again as the Omicron variant started spreading. With a reversal of the low base from fiscal year 2021 and Omicron related curbs, GDP growth slowed to 4.1 percent in the fourth quarter of fiscal year 2022 from 5.4 percent in the third quarter of fiscal year 2022. Overall, GDP growth stood at 8.7 percent in fiscal year 2022, against a decline of 6.6 percent in fiscal year 2021.
Moving forward, we expect India’s GDP growth to slow down in fiscal year 2023, with rising commodity prices and global supply chain disruptions resulting from geo-political
tensions as major challenges. Elevated inflation levels could keep private consumption recovery slow and might delay private capital expenditure due to a likely decline in profit margins. Moreover, export growth could slow with a global slowdown. Foreign portfolio investments in India could remain weak, as investors are expected to prefer lower risk assets in uncertain times. We estimate India’s GDP growth at 7.3 percent for the fiscal year 2023 subject to further downside risks.

Besides growth,
geo-political
tensions and lingering supply side disruptions are likely to weigh on domestic retail inflation. CPI inflation rose to 6.95 percent in March 2022, reflecting the impact of higher food prices, fuel prices and core inflation (CPI excluding food and fuel). For fiscal year 2022, CPI inflation averaged 5.5 percent. More recently, headline CPI inflation rose to an
8-year
high of 7.8 percent in April 2022, led by an abroad-based increase in food, fuel and core (CPI excluding food and fuel) inflation. Going forward, CPI inflation is expected to average above 7 percent in the first half of fiscal year 2023 due to a rise in food prices, higher commodity prices and pass through of rising input costs. For the full fiscal year 2023, we expect CPI inflation to average
6.5-6.7 percent
(assuming average crude oil prices at US$ 105 pbl for fiscal year 2023), above the RBI’s target range of 4
+/-2 percent.
In response to the adverse impact of the
COVID-19
pandemic and related disruptions, the Government significantly increased spending in both fiscal year 2021 and fiscal year 2022. While the fiscal deficit was 9.2 percent in fiscal year 2021, it narrowed to 6.7 percent in fiscal year 2022 (as per provisional data), mainly due to improved revenue collections. In the wake of rising commodity prices, the Government has recently reduced excise duties on diesel and petrol and some other raw materials. To ease pressure on food prices, the Government has imposed a ban on wheat exports and removed import duty on crude, soybean and sunflower oil for two years. However, import exemptions for these vegetable oils are capped at 2.0 million metric tons. Additionally, to provide relief to farmers, the Government has extended the free food program until September 2022 and increased fertilizer subsidies. More recently, the Government has introduced a windfall tax on domestically produced crude oil along with export duty on petrol, diesel & ATF exports, which is expected to garner additional tax revenue of Rs. 1.0 trillion. Taking these factors into account, we estimate the fiscal deficit to be at 6.4 percent of GDP in the fiscal year 2023.
Since commencing operations in January 1995 we have grown rapidly. As of March 31, 2022, we had 6,342 branches and 18,130 ATMs/Cash Deposit and Withdrawal Machines (“CDMs”) in 3,188 cities and towns and 71.0 million customers. In addition, we had 15,341 business correspondents, which were primarily manned by common service centers (“CSCs”). On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs. 17,979.8 billion as of March 31, 2021 to Rs. 21,113.7 billion as of March 31, 2022. Our net income has increased from Rs. 326.0 billion for fiscal year 2021 to Rs. 386.0 billion for fiscal year 2022. Our loans and deposits as of March 31, 2022 amounted to Rs. 14,036.9 billion and Rs. 15,580.0 billion, respectively. Across business cycles, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2022, gross non-performing
customer assets as a percentage of gross customer assets was 1.32 percent. Our net customer assets represented 93.8 percent of our deposits and our deposits represented 73.8 percent of our total liabilities and shareholders’ equity. The average non-interest-bearing
current accounts and
low-interest-bearing
savings accounts represented 44.6 percent of average total deposits for the year ended March 31, 2022. These low-cost
deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) of 3.1 percent for fiscal year 2022. We had a return on equity (net income as a percentage of average total shareholders’ equity) of 16.1 percent for fiscal year 2021 and 16.8 percent for fiscal year 2022. As at March 31, 2022 we had a total capital adequacy ratio (calculated pursuant to RBI guidelines) of 18.90 percent. Our Common Equity Tier I
(“CET-I”)
ratio was 16.67 percent as at March 31, 2022.
About Our Bank
HDFC Bank was incorporated in August 1994 and commenced operations as a scheduled commercial bank in January 1995. In 2000, we merged with Times Bank Limited and, in 2008, we acquired Centurion Bank of Punjab Limited (“CBoP”). We are part of the HDFC Group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life insurance and general insurance. HDFC Limited and its subsidiaries (together, “HDFC Group”) owned 21.0 percent of our outstanding equity shares as of March 31, 2022 and our Chairperson and Managing Director are nominated by HDFC Limited and appointed with the approval of our shareholders and the RBI. See also “
Principal Shareholders
”. We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them or that restrict HDFC Limited or any of its group companies from competing with our business. We currently distribute products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited, respectively, and mutual funds of HDFC Asset Management Company Limited.
We have two subsidiaries: HDBFSL and HSL. HDBFSL is a
non-deposit-taking
NBFC engaged primarily in the business of retail asset financing while HSL is primarily in the business of providing brokerage and other investment services. Effective April 1, 2018, the financial results of our subsidiary companies have been prepared in accordance with notified Indian Accounting Standards (April 1, 2017 being the transition date). HDBFSL’s total assets and shareholders’ equity as of March 31, 2022 were Rs. 620.3 billion and Rs. 95.4 billion, respectively. HDBFSL’s net income was Rs. 10.1 billion for fiscal year 2022. As of March 31, 2022, HDBFSL had 1,374 branches across 989 cities in India. HSL’s total assets and shareholders’ equity as of March 31, 2022 were Rs. 79.2 billion and Rs. 16.6 billion, respectively. HSL’s net income was Rs. 9.8 billion for fiscal year 2022. On December 1, 2016, Atlas Documentary Facilitators Company Private Ltd., which provided back office transaction processing services to us, and its subsidiary HBL Global Private Ltd., which provided direct sales support for certain products of the Bank, amalgamated with HDBFSL.
Our principal corporate and registered office is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. Our telephone number is
91-22-6652-1000.
Our agent in the United States for the 2001, 2005, 2007, 2015 and 2018 ADS offerings is Depositary Management Corporation, 570 Lexington Avenue, New York, NY 10022.

Proposed Transaction
The Board of Directors at its meeting held on April 4, 2022 approved a composite scheme of amalgamation (the “Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, each a subsidiary of HDFC Limited, with and into HDFC Limited; and (ii) HDFC Limited with and into HDFC Bank (the “Proposed Transaction”). The share exchange ratio shall be 42 equity shares of HDFC Bank (each having a face value of Rs. 1) for every 25 equity shares of HDFC Limited (each having a face value of Rs. 2).
We expect the Proposed Transaction to be strategically beneficial to both the Bank and HDFC Limited as it takes advantage of existing complementarities. Following the Proposed Transaction, we expect to grow our housing loan portfolio and enhance our existing customer base, benefiting from HDFC Limited’s technological capabilities to evaluate the credit worthiness of customers and its existing offices to market our products and services across India. The housing market environment has changed with recent laws bringing in greater transparency and price corrections lowering inventories. Home loan customers are typically retained for a longer time than our other retail customers. There is a sizeable customer base of HDFC Limited that presently does not do banking with us yet and to whom we can make product and service offerings. HDFC Limited’s rural and affordable housing lending is expected to qualify as priority sector lending for us and can enable a higher flow of credit into priority sector lending, including agriculture. At the same time, we expect the combined entity resulting from the completion of the Proposed Transaction to benefit from our lower cost of funds and distribution. As the present regulatory environment is more conducive in terms of reduced reserve requirements of about 22 percent (compared to 26 percent previously), we expect acquiring liability customers and deposit mobilization to be a key focus area for us to fund future growth. In addition, we expect to reduce the proportion of our exposure to unsecured loans and benefit from a larger balance sheet and capital base, which would allow us to underwrite larger ticket loans and also enable a greater flow of credit into the Indian economy. More secured and long-tenure products are expected to strengthen the Bank’s robust asset portfolio mix. The Scheme also enlists certain rationales and benefits of the Proposed Transaction. Those expectations and anticipated benefits as well as the rationales mentioned in the Scheme are based on estimations and there is no assurance that they will materialize or materialize to the fullest extent as anticipated. See also “
Risk Factors—The Scheme with HDFC Limited may be more difficult, costly or time-consuming than expected, and implementation may fail to realize the anticipated benefits of the merger and will expose us to incremental regulatory requirements
.”
The completion of the Scheme and the Proposed Transaction is subject to customary closing conditions, including the receipt of requisite approvals from the RBI, the Competition Commission of India, the National Housing Bank, the Insurance Regulatory and Development Authority of India, the Pension Fund Regulatory and Development Authority, the National Company Law Tribunal, the Securities Exchange Board of India, BSE Limited, the National Stock Exchange of India Limited and other statutory and regulatory authorities, and the respective shareholders and creditors, under applicable Indian law. The required satisfaction (or waiver) of the foregoing conditions could determine the completion of the Proposed Transaction for a significant period of time or prevent it from occurring. It is currently anticipated that the Proposed Transaction may be completed during fiscal year 2024 or earlier. While HDFC Bank has received certain approvals and no objection letters in regard to the Proposed Transaction subject to certain conditions, further approvals and letters will be required in due course. There can be no assurance that the remaining closing conditions will be satisfied in a timely manner or at all, or that an effect, event, development or change will not transpire that could delay or prevent these conditions from being satisfied.
The success of the Proposed Transaction will depend on, among other things, our ability to realize the anticipated revenue enhancements and efficiencies and to combine our businesses in a manner that does not materially disrupt the existing customer relationships of either institution, or result in decreased revenues or earnings including resulting from any loss of customers, and that permits growth opportunities to occur. If we are not able to successfully achieve these objectives, the anticipated benefits of the Scheme may not be realized fully or at all or may take longer to realize than expected. HDFC Bank is subject to various regulatory requirements, including capital requirements prescribed by the RBI. Upon the Scheme becoming effective, HDFC Bank as a combined entity may have heightened requirements to meet in this regard, such as meeting the incremental Statutory Liquidity Ratio (“SLR”), Cash Reserve Ratio (“CRR”) and Priority Sector Lending (“PSL”) requirements.
Upon the Scheme becoming effective and following RBI’s permission if received for relaxation of certain regulatory requirements for subsidiaries of HDFC Bank (for which forbearance application was filed on March 28, 2022), the subsidiaries of HDFC Limited will become subsidiaries of HDFC Bank leading to a simplified corporate structure. In addition, upon the Scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date, which is to be determined by the Boards of Directors of HDFC Limited and HDFC Bank, and the equity shares held by HDFC Limited in the Bank will be extinguished. The shares proposed to be issued pursuant to the Proposed Transaction will not be registered with the SEC under the Securities Act of 1933 (as amended, including the rules and regulations of the SEC promulgated thereunder, the “Securities Act”) or the securities law of any state or other jurisdiction of the United States, and are being offered and sold in reliance on certain exemptions from registration under the Securities Act. See also “
Risk Factors—
The Scheme with HDFC Limited is subject to a number of conditions, some of which are outside of the parties
’
control, and, if these conditions are not satisfied, the Scheme may be terminated and the Proposed Transaction may not be completed
” and “
Risk Factors—Uncertainty about the Proposed Transaction may adversely affect the relationships of the Parties with their respective investors, customers, business partners and employees, whether or not the Proposed Transaction is completed
”.

Our Competitive Strengths
We attribute our growth and continuing success to the following competitive strengths:
We have a strong brand presence and extensive reach through a large distribution network
At HDFC Bank, we are focused on offering a comprehensive range of financial products and solutions tailored to meet the diverse needs of our customers. We are driven by our core values: customer focus, operational excellence, product leadership, sustainability and people. This has helped us grow and achieve our status as one of the largest private sector banks in India, while delivering value to our customers, stakeholders, the Government, employees and the community at large. We believe HDFC Bank is one of the most trusted and preferred bank brands in India. We have been acknowledged as “India’s Best Bank” by Euromoney Awards for Excellence 2021. We have also been acknowledged as the “Best Private Bank in India” by PWM Global Private Banking Awards 2021. We have capitalized on our strong brand presence by establishing an extensive banking network throughout India, serving a broad range of customers in metro, urban, semi-urban and rural regions. As of March 31, 2022, we had 6,342 branches and 18,130 ATMs/CDMs in 3,188 cities and towns and over 71.0 million customers, and of our total branches, 50.2 percent were in the semi-urban and rural areas. In addition, we had 15,341 business correspondents, which were primarily manned by CSCs. Our extensive branch network is further complemented by our digital platforms, including internet banking, mobile banking, WhatsApp banking and phone banking solutions, to provide our customers with a lifestyle banking experience, which is categorized into seven categories: Pay, Save, Invest, Borrow, Shop, Trade and Insure. Our focus is on delivering a highly personalized multi-channel experience to our customers.
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
Our retail banking products include deposit products, retail loans (such as vehicle and personal loans), and other products and services, such as private banking, depositary accounts, brokerage services, foreign exchange services, distribution of third-party products (such as insurance and mutual funds), bill payments and sale of gold and silver bullion. In addition, we are the largest credit card issuer in India with 16.5 million cards outstanding as of March 31, 2022. With respect to wholesale banking, we offer a wide range of commercial and transactional banking services to businesses and organizations of all sizes. Our services include working capital finance, trade services, transactional services and cash management. Our product offerings include documentary credits and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products and services such as custodial and clearing bank services and correspondent banking. We have made significant inroads into the banking consortia of a number of leading Indian corporates including multinationals. We believe our large scale and low cost of funding enable us to pursue high-quality wholesale financing opportunities competitively and at an advantage compared to our peers. We collect taxes for the Government and are bankers to companies in respect of issuances of equity shares and bonds to the public. Our NBFC subsidiary HDBFSL offers loan and asset finance products including tractor loans, consumer loans and gold loans, as well as business process outsourcing solutions such as form processing, document verification, contact center management and other front and back-office services.
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
We have achieved robust and consistent financial performance while maintaining a healthy asset quality during our growth
On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resulting increase in market penetration through our extensive branch network, our assets have grown from Rs. 17,979.8 billion as of March 31, 2021 to Rs. 21,113.7 billion as of March 31, 2022. Our net interest margin was 4.4 percent in fiscal year 2021 and 4.3 percent in fiscal year 2022. Our current and savings account deposits as a percentage of our total deposits were 48.1 percent as of March 31, 2022, and we believe this strong current and savings account profile has enabled us to tap into a low-cost
funding base. In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a healthy asset quality. We continue to have low levels of non-performing
customer assets as compared to the average levels in the Indian banking industry. Our gross non-performing
customer assets as a percentage of total customer assets was 1.32 percent as of March 31, 2022. Our net income has increased from Rs. 326.0 billion for fiscal year 2021 to Rs. 386.0 billion for fiscal year 2022. Net income as a percentage of average total shareholders’ equity was 16.1 percent in fiscal year 2021 and 16.8 percent in fiscal year 2022 and net income as a percentage of average total assets was 2.0 percent in fiscal year 2021 and 2.1 percent in fiscal year 2022. We believe the combination of strong net income growth, robust deposit-taking, a low cost of funds and prudent risk management has enabled us to generate attractive returns on capital.

We have an advanced technology platform
We have accelerated the technology and digital transformation with a continued focus on creating a seamless digital experience for our customers. Our progress against our regulatory commitments over the past year has resulted in the partial lifting of the restrictions on new card acquisitions in August 2021, followed by the full removal of the embargo on the Digital 2.0 program in March 2022.
We have taken significant strides to ensure further fortification of our IT infrastructure and architecture as a robust, scalable and secure ecosystem. Strategic technology initiatives, such as a hybrid cloud approach, disaster recovery (“DR”) resiliency, capacity enhancements, data center migration to state-of-the-art
facilities, comprehensive obsolescence management and monitoring, a next-generation security operations center, are pivotal for us to usher in the next age of digital banking.
We have invested in a digital banking platform, Backbase, to provide a single, unified omni-channel experience to our customers for mobile banking, online banking, the public website and payments. The latest version of our mobile banking app (v11.1) has been rolled out to our customers.
The
COVID-19
pandemic has also accelerated the shift towards digital banking over the past two years. In addition to services like Insta Account Opening, Video Know Your Customer (“KYC”) and Insta Credit Cards introduced at the beginning of the pandemic, several products and new features have been launched recently or are placed in a pipeline for launch to our customers. See also “
—Our Business Strategy—Project Future Ready
”.
We have an experienced management team
Our leadership team brings together a diversity of talent and a wealth of experience. Many of the members of our management have had a long tenure with us, which gives us a deep bench of experienced managers. They have substantial experience in banking or other industries and share our common vision of excellence in execution. Our experienced management team is led by Mr. Sashidhar Jagdishan, who has been with our Bank since 1996 and who was appointed Managing Director and Chief Executive Officer of the Bank in October 2020. Formerly our Chief Financial Officer, Mr. Jagdishan was appointed as Change Agent in 2019. He was additionally responsible for legal and secretarial, human resources, corporate communication, infrastructure, administration and corporate social responsibility functions. Having a management team with such breadth and depth of experience is well suited to leverage the competitive strengths we have already developed across our large, diverse and growing branch network as well as allowing our management team to focus on creating new opportunities for our business. As the world becomes increasingly digital, our management team intends to steer the Bank to leadership in this emerging domain with innovative products and services. See also “
Management
”.
Our Business Strategy
Our business strategy emphasizes the following elements:
Project Future Ready
In fiscal year 2022 we launched our “Project Future Ready” to catalyse, create and capture the next wave of growth. Project Future Ready classifies its growth engines under business verticals, delivery channels and technology/digital, which will be backed by the Bank’s traditional strengths in internal audit, underwriting, risk management and governance.
We believe our growth engines will be powered by our robust technology and digital platforms and will account for the bulk of our future investments. The next wave of strategic technology and digital programs shall pave the way for new customer journeys and best-in-class
products and services through innovation and transformation. We continue staying invested in creating a seamless and digital customer experience across digital touchpoints. Our digital factory approach to developing new products and customer experiences enables us to build our own capabilities to co-create
tech-related intellectual property (“IP”). Additionally, agile and integrated Development, Operations and Security lifecycle (“DevSecOps”) principles and practices as well as revamping our tech to cloud-native architectures are pivotal enablers in the next phase of our digital transformation journey.
The focus on our digital programs is intended to pave the way towards the next level of neo-banking
experiences for customers. From shaping new customer journeys to introducing best-in-class
products and services, transformation and innovation shall be at the forefront. Key initiatives in this area are:

•	Vyapar: Digital onboarding of merchants for payment acceptance and servicing of banking transactions for the merchant community (Live);

•	Xpress Car Loans: Anytime-anywhere digital auto loans with seamless connectivity to multiple platforms and loan disbursement within 30 minutes;

•	PayZapp 2.0: Enhanced experience for app-customers to onboard and auto-link HDFC Bank cards, to manage the wallet and limits, and to display transactions via a rich user interface;

•	Wealth App: A new wealth management app with client-self-profiling, goal setting, mutual fund order execution and portfolio re-balancing;

•	SME Customer Experience Transformation: New technology to support scaled-up business volumes and enhance the entire SME customer experience across commercial and retail business lines; and

•
Biz Express: A new web portal for SME segments covering digital on-boarding,
managing their multiple accounts, making payments with hierarchy, raising GST; compliant invoices for payment, multiple collection modes, raising service requests online, etc.

Increase our market share of India’s expanding banking and financial services industry
In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths, including our strong brand, our diverse product offering and our extensive banking outlet and ATM networks, to increase our market penetration. We believe we can expand our market share by focusing on developing our digital offerings to target mass markets across India. We believe digital offerings will position us well to capitalize on growth in India’s banking and financial services sector, arising from India’s emerging middle class and growing number of bankable households. We believe we can also capture an increased market share by expanding our branch footprint, particularly by focusing on rural and semi-urban areas. As of March 31, 2022, we had 6,342 branches and 18,130 ATMs/CDMs in 3,188 cities and towns. In addition, we had 15,341 business correspondents, which were primarily manned by CSCs. In line with the Bank’s core value of product leadership, the bank has significantly enhanced its process of managing the retail distribution franchise and its expansion by developing a scientific approach and using a “Distribution Planning Tool”. This data science tool combines data sources, including geo-spatial
data on urbanization levels in India, credit bureau information on the presence of financial companies in an area and various internal data sources with a front-end
data visualization solution. The Distribution Planning Tool has enabled the Bank to merge data-based insights with on-the-ground
intelligence to take informed decisions on the expansion of distribution points (branches, ATMs/CDMs and business correspondents) at locations which carry high business potential across the country. We expect this approach to help optimize our expansion and increase our market share and profitability.
Continue our investments in technology to support our digital strategy
We have taken multiple steps to ensure our robust and scalable technology setup is strengthened further as we continue monitoring our progress against commitments to the regulator. To this effect, significant strides were taken in the following technology areas:

1.	Implementation of a Landing Zone for Hyperscalers
We have invested in a Hybrid-Cloud approach with leading cloud service partners, AWS, Azure and GCP. A common landing zone has been implemented across these partners to create a secure and streamlined environment for all cloud deployments in the future. The landing zone also forms part of the Bank’s agenda to foster agility and DevSecOps in the technology and digital transformation journey.

2.	Capacity Upgrades
Our capacity management program has made significant inroads to ensure capacity planning and management are adequate for the Bank’s business growth. Strengthening of capacity management practices has culminated in a threshold of 70 percent across key parameters such as user concurrency, system performance, etc. in the utilization of databases, servers, storage, networks and security devices. This has resulted in planned capacity upgrades of critical applications, such as:

•	NetBanking and MobileBanking being scaled up to cater to 90,000 concurrent users.

•
The foundations of the banking platform being upgraded along with the modernization of more than 300 services. This enhances our scalability and capacity to cater to cater more than three times the number of Unified Payments Interface (“UPI”) transactions. Successfully managing over 2.3 million UPI transactions per hour, we are ranked among the top players in India as published in National Payments Corporation of India’s (“NPCI”) UPI performance metrics dashboard. Our average customer uptime has increased to 99.94 percent through lower technical declines in fiscal year 2022.

Our senior management and the Board continue remaining focused on capacity, performance, scalability and availability of the Bank’s critical applications.

3.	DR & Resiliency
We have notably intensified the rigor in our DR drills for critical applications and plan to continue strengthening our DR processes and capabilities, with a focus on the following projects:

•	Reduction of the recovery time objective (“RTO”) for key applications to 40-60 minutes, which has been completed for 56 key applications;

•	Deep automation to improve configuration drift management between primary and DR sites;

•	Enrichment of existing automation tools for DR to cover all DR scenarios and reduce the RTO time further; and

•	Refactoring key applications into an “Hot DR”/“Active-Active” design.

4.	Migration of the primary data center
We started fully migrating and consolidating our primary data center to state-of-the-art
facilities in Mumbai and Bengaluru, partnering with Sify and NTT. We achieved 100 percent migration of production applications in November 2021 followed by 100 percent migration of UAT applications in March 2022. Further, a phase-wise plan is in place to migrate the Bank’s Chandivali, Mumbai data center to the NTT facility by January 2023.
The migration to the new facilities forms part of the Board’s continued focus on ensuring a robust IT infrastructure for the Bank’s applications and operations with higher customer uptimes across digital touchpoints.

5.	Technology Obsolescence Management
We established a technology obsolescence program management office in June 2021 to allow for comprehensive obsolescence tracking and management. As part of this, we have introduced procedures to identify and remediate obsolete components 6 months before their support ends. As of the date of this report, the scope covers more than 19,000 components across the Bank’s IT environment. Further, a detailed plan is in place to remediate components pertaining to high-risk applications. Together with our senior management, we continue monitoring obsolescence through periodic reviews and reporting.
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
Maintain strong asset quality through disciplined credit risk management
We have maintained high-quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our gross non-performing
customer assets as a percentage of gross customer assets was 1.32 percent as of March 31, 2022. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.
Maintain a low cost of funds
We believe we can maintain a relatively
low-cost
funding base as compared to our competitors, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. Our non-interest-bearing
current and
low-interest-bearing
savings account deposits were 48.1 percent of our total deposits as of March 31, 2022. Our average cost of funds (including equity) was 3.6 percent for fiscal year 2021 and 3.1 percent in fiscal year 2022.

Embed ESG principles within our wider business strategy
We include environmental, social and governance (“ESG”) factors in our business strategy, including in the design of our products and services and the implementation of our processes and policies. Our ESG strategy, which seeks to create value for all stakeholders, focuses on climate change, community and society, along with certain practices related to customers and suppliers, lending, procurement and governance. We have a board-level Corporate Social Responsibility and ESG Committee with oversight of our sustainability and climate change initiatives, and the Board has approved an ESG policy framework to identify and mitigate the Bank’s climate change-related risks. In fiscal year 2022, we committed to become carbon neutral in our operations by fiscal year 2032 and are putting in place an implementation framework to achieve carbon neutrality, including continuing our investments in renewable energy and energy efficiency projects to lower our carbon footprint. Other initiatives to reduce ESG risks include initiatives in digital banking, contributions to tree planting targets, green building, managing greenhouse gas emissions through various initiatives, including those to reduce fuel consumption by our corporate fleet and paper consumption across the Bank, the use of renewable energy and a reduction in energy consumption.
With increasing focus on formalizing climate change risk management and enhancing related disclosures, some stakeholders are also placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. We continue to monitor the impacts of climate change risks, including as the result of regulatory developments, changing market practices and the transition to a low carbon economy, and to accelerate the development of our climate risk management capabilities. Developments in data and methodologies are expected to continue to help improve and enhance our measurement and reporting of climate change risks and financed emissions. We are exploring frameworks to model and assess climate risks. We also continue our efforts to acquire granular data and test tools for climate risk assessments and to adopt suitable methodologies to analyze exposures under different climate scenarios through suitable partnerships—including exploring options to tie up with data providers.
Evaluation of environmental and social risk is also an integral part of our overall credit appraisal and approval process. In particular, large industrial/infrastructure projects where the extension of long term financing is greater than Rs. 100 million and longer than 5 years are covered under our Social and Environment Monitoring System (“SEMS”). SEMS necessitates an assessment of environmental, health, social and safety risks in addition to other risks as part of the overall credit appraisal process. Recently, we introduced a new ESG assessment framework in corporate lending to enable a more comprehensive assessment of ESG and climate change issues relating to our corporate borrowers and to expand the scope of our lending that is subject to SEMS. In addition, we are increasingly emphasizing green financing solutions and tailoring the Bank’s portfolio towards climate-sensitive financing and companies with appropriate risk assessment systems and processes.
COVID-19
Pandemic
On March 11, 2020, the
COVID-19
outbreak was declared a pandemic by the World Health Organization (“WHO”). Following the discovery of a “double mutant” variant in the country in March 2021, India has experienced a significant surge of
COVID-19
cases. Governments and companies introduced a variety of measures to contain the spread of the virus. We also took measures and implemented remote working arrangements for the majority of our workforce, provision of appropriate masks and hand sanitizers for at-risk
employees, use of physical distancing measures, periodic disinfection and fumigation of operational bank locations and the establishment of a specific
COVID-19
employee helpline. In addition, as a result of the increase in remote working, we have strengthened our cybersecurity measures, including implementing two-factor
authentication, increasing employee awareness of unusual activity and ensuring IT support is available 24 hours per day. We also implemented additional measures to enable customers to complete their banking activity remotely where possible. We believe that our capital and liquidity position remains strong leading to robust processes, coordination and communication within our business units and a high level of customer service and care.
The pandemic and its aftermath present both challenges and opportunities for the Indian banking system. For example, opportunities in the healthcare sector are likely to continue growing, as the management of the pandemic underscores the need to expand capacity in this area. Growth in the healthcare sector also has a positive impact on the pharmaceuticals and medical equipment segments. To strengthen the manufacturing segment, the Government announced the Production Linked Incentive Scheme in March 2020. In the fiscal year 2022 budget, Rs. 1.9 trillion were allocated to the scheme for five years, with a focus to boost production in textiles, electronics, pharmaceuticals and 10 other segments. Additionally, the Government plans to increase its capital spending to Rs. 7.5 trillion in fiscal year 2023 from Rs. 5.9 trillion in fiscal year 2022. This may lead to increased demand for ancillary products in the infrastructure segment, as well as the crowding-in
of private capital expenditure.
The government has also allocated considerable funding (Rs. 100.0 billion) to formalize the micro-food processing segment through technical and infrastructure support and the implementation of safety and quality standards. The micro-segment is likely to grow in “clusters” and to offer increased credit opportunities for banks, particularly through the micro-finance and the self-help group (“SHG”) channels.

Loans to micro, small and medium enterprises (“MSMEs”) are likely to see further improvement as the Government extended the Emergency Credit Line Guarantee Scheme until March 2023. The Government has also increased the cover by another Rs. 500 billion to Rs. 5 trillion, in February 2022. While the sovereign back-stop makes lending to this segment viable in the near term, the effort to strengthen and scale up MSMEs may create high-quality borrowers in the process. The earlier decision to infuse Rs. 500 billion as equity through a fund of funds (20 percent investment from the central government and the remaining 80 percent from private investors) in MSMEs with growth potential is an example. The Government has also provided both a full and partial credit guarantee for NBFCs, housing finance companies and microfinance institutions. This reduces the risk of bank lending to these entities in the near term and over the medium term could assist such institutions in overcoming a cycle of elevated risk perception, shortage of liquidity and credit and balance sheet distress.
Finally, an anticipated shift in global value chains away from China, in order to reduce concentration risk, as well as in response to a shifting geo-political
landscape, presents India with unique opportunities. India could gain global market share across sectors including more traditional sectors, such as textiles, furniture and basic chemicals, as well as more technologically complex sectors, such as mobile phone handsets, pharmaceuticals and auto components.
However, challenges still remain. As a result of
geo-political
tensions and rising commodity prices, we expect GDP growth to slow to 7.3 percent in fiscal year 2023. Elevated inflation levels could hurt private capital expenditure recovery due to low profit margins as well as private consumption. With respect to Indian exports, a slowdown in global demand could hurt investments. The Bank expects the
COVID-19
pandemic to have a prolonged impact in the hospitality travel, tourism, recreation, personal services and civil aviation sectors of the Indian economy. The possibility of rising unemployment, which is often the corollary of a slowdown in economic growth, could reduce the demand for retail lending.
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
”.
Our Principal Business Activities
Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our net revenues attributable to each area for the last three fiscal years:

	Years ended March 31,
	2020		2021		2022

	(in millions, except percentages)
Retail banking	Rs.540,456.5	80.2%	Rs.567,389.2	72.5%	Rs.640,670.1	US$	8,444.2	71.8%
Wholesale banking	126,677.3	18.8%	198,576.0	25.4%	235,811.3		3,108.1	26.4%
Treasury operations	6,990.7	1.0%	16,463.6	2.1%	15,952.8		210.3	1.8%
Net revenue	Rs.674,124.5	100.0%	Rs.782,428.8	100.0%	Rs.892,434.2	US$	11,762.6	100.0%
Retail Banking
Overview
We consider ourselves a
one-stop
shop for the financial needs of our customers. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, payment wallets, third-party mutual funds and insurance products, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, the market segment, our organization structure and our internal business reporting mechanism. Such grouping ensures optimal utilization and deployment of specialized resources in our retail banking business. We also have specific products designed for lower-income individuals through our Sustainable Livelihood Initiative. Through this initiative, we reach out to the un-banked
and under-banked segments of the Indian population in rural areas. We actively market our services through our banking outlets and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We follow a multi-channel strategy to reach out to our customers bringing to them choice, convenience and what we believe to be a superior experience. Innovation has been the springboard of growth in this segment and so has a strong focus on analytics and customer relationship management, which we believe has helped us to understand our customers better and offer tailor-made solutions. We further believe that these factors lead to better customer engagement.
As of March 31, 2022, we had 6,342 branches and 18,130 ATMs/CDMs in 3,188 cities and towns. In addition, we had 15,341 business correspondents, which were primarily manned by CSCs. We also provide telephone, internet and mobile banking to our customers. We plan to continue to expand our banking outlet and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.

Retail Loans and Other Asset Products
We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler
loans, credit cards and loans against securities. Our retail loans, of which 27.4 percent were unsecured, constituted 64.6 percent of our gross loans as of March 31, 2022. Apart from our banking outlets, we use our ATMs, telephone banking, internet banking and mobile banking to promote our loan products. We perform our own credit analysis of the borrowers and the value of the collateral if the loan is secured. See “
—Risk Management—Credit Risk—Retail Credit Risk
”. We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral, in most cases, we obtain debit instructions/post-dated cheques covering repayments at the time a retail loan is made. It is a criminal offense in India to issue a bad cheque. Our unsecured personal loans, which are not supported by any collateral, are a greater credit risk for us than our secured loan portfolio. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment
by the borrower. Accordingly, personal loans are granted at a higher contracted interest rate since they carry a higher credit risk as compared to secured loans. See also “
Risk Factors—Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment
by a borrower of one of these loans, we may be unable to collect the unpaid balance
”.
The following table shows the gross book value and percentage share of our retail credit products:

	At March 31, 2022 Value			% of Total Value
	(in millions)
Retail Assets:
Auto loans	Rs.1,042,793.0	US$	13,744.5	11.2
Personal loans/Credit cards	2,341,971.8		30,868.2	25.2
Retail business banking	2,617,087.1		34,494.4	28.1
Commercial vehicle and construction equipment finance	951,066.0		12,535.5	10.2
Housing loans	830,882.4		10,951.4	8.9
Other retail loans	1,526,734.4		20,122.9	16.4
Total retail loans	Rs.9,310,534.7	US$	122,716.9	100.0
Auto Loans
We offer loans at fixed interest rates for financing of new and used car purchases. In addition to our general promotional efforts, we specifically market our offerings at various customer touch points such as authorized original equipment manufacturers, dealer showrooms and outlets, authorized direct sales agents and our banking outlets, as well as actively cross-selling these products through other lending businesses of the Bank. We also market our products through outbound and inbound calls with customers, as well as through the bank’s digital touch points. We recently launched “Xpress Car Loans”, an industry-first end-to-end
digital new car loan program for both existing customers and new customers, where the loan amount can be credited to dealers’ accounts within 30 minutes. Having established our presence in this business over the last two decades we believe we have consistently been a market leader and are well-equipped to serve the entire automobile ecosystem, including original equipment manufacturers, dealers and end-customers.
Personal Loans and Credit Cards
We offer unsecured loans at fixed rates to salaried individuals, self-employed professionals, small businesses and individual businessmen.
We offer credit cards on VISA, MasterCard, Diners and RuPay platforms under the classification of corporate cards, business cards, co-brand
cards, premium retail cards and super premium retail cards. We had approximately 15.0 million and 16.5 million cards outstanding (
i.e.,
total credit cards in circulation) as of March 31, 2021 and March 31, 2022, respectively.
We offer Easy EMI (equated monthly installments) through credit cards, debit cards and consumer loans. Easy EMI is available at no extra cost across multiple product categories, including offline and online channels under multiple brands.
Our efforts in the payments business are continuously focused on meeting customers’ specific requirements in the most accessible and relevant manner, while simplifying transactions.

Over the past two years, we have experienced outages in our internet banking, mobile banking and payment utilities, including an outage in our internet banking and payment system in November 2020 due to a power failure in the primary data center. In response to these outages, the RBI issued an order on December 2, 2020 (the “December 2020 Order”), advising us to temporarily stop (a) all launches of the digital business- generating activities under our planned Digital 2.0 program and other proposed business-generating IT applications and (b) the sourcing of new credit card customers. In addition, the RBI appointed a third-party auditor to conduct an audit of the Bank’s systems. After completion of that audit, our progress against regulatory commitments resulted in the partial lifting of the restrictions imposed by the December 2020 Order in August 2021, followed by the full removal of the embargo on the Digital 2.0 program in March 2022. See also “
Risk Factors
—
A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operation or financial condition
”.
We have adopted preventive measures to strengthen our technology infrastructure and mitigate the risks of outages. Some of the key initiatives undertaken include the migration of core data centres in Bengaluru and Mumbai to state-of-the-art
facilities which has reinforced our capability to switchover in less than 45 minutes when needed. The capacity for unified payment interface UPI has been tripled, Net Banking and Mobile Banking capacity has been doubled to manage 90,000 users concurrently (a significant step as most of our customers now rely on our digital channels for banking needs), disaster recovery drills have been completed for all critical payment systems and upgrades in network and security have been carried out. In addition, we have intensified our DR drills for critical applications and intend to further strengthen our DR processes and capabilities through (a) a focus on reducing RTO for key applications to
40-60
minutes, which has been completed for critical applications as planned, (b) deep automation to improve configuration drift management between Primary and DR sites, (c) enrichment of existing automation tools for DR to cover all scenarios and further reduce RTO time, and (d) refactoring key applications into an “Active-Active” always available design.
Retail Business Banking
We address the borrowing needs of the community of small businessmen primarily located within the servicing range of our banking outlets by offering facilities such as credit lines, term loans for expansion or addition of facilities and discounting of receivables. We classify these business banking loans as a retail product. Such lending is typically secured with current assets as well as immovable property and fixed assets in some cases. We also offer letters of credit, guarantees and other basic trade finance products, foreign exchange and cash management services to such businesses.
Commercial Vehicles and Construction Equipment Finance
We have a strong market presence in the commercial vehicle and construction equipment financing businesses. We offer a wide range of banking products across the country which can be customized to the individual needs of our customers.
We provide secured financing for a full range of commercial vehicles and construction equipment along with working capital, trade advances, bank guarantees, and transaction banking products and services, among others, both traditional and digital, to companies active in the infrastructure, logistics and transportation industries. In addition to funding domestic assets, we also extend financing for imported assets for which we open foreign letters of credit and offer treasury services, including forex and forward exchange covers. We have an excellent relationship with most leading original equipment manufacturers, together with whom we collaborate to promote and market financing options.
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
Loans Against Securities
We offer loans against equity shares, mutual fund units, bonds and other securities that are on our approved list. We limit our loans against equity shares to Rs. 2.0 million per retail customer in line with regulatory guidelines and limit the amount of our total exposure secured by particular securities. We lend only against shares in book-entry (dematerialized) form, which ensures that we obtain perfected and first-priority security interests. The minimum margin for lending against shares is prescribed by the RBI. The collateral value of the security for these loans is dependent on the quoted price of the security.

Loan Assignments
We purchase loan portfolios, generally in India, from other banks, financial institutions and financial companies, which are similar to asset-backed securities, except that such loans are not represented by PTCs. Some of these loans also qualify toward our directed lending obligations.
Kisan Gold Card
Under the Kisan Gold Card (“KGC”) scheme, funds are extended to farmers in accordance with the RBI’s Kisan Credit Card scheme which is aimed at financing agricultural and related credit requirements. The KGC is a credit facility of a specified amount, which is offered to farmers to finance certain requirements, including the production of crops, post-harvest repair and maintenance expenses, miscellaneous consumption needs, and allied agricultural activities, such as animal husbandry, poultry farming and maintaining fisheries. In addition to loans for recurring needs, long term investment loans are granted for purposes including the purchase of farm machinery, establishing logistical facilities and land development activities, such as the digging of tube wells, installation of irrigation sprinklers, construction of post-harvest management infrastructure and community farming assets like storage facilities, packaging, assaying and sorting grading units, primary processing centres, and sheds for animals.
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
Through our knowledge of rural customers’ preferences, we have established a strong footprint in rural areas and we are able to impact the lives of thousands of rural people making banking accessible to areas which lack formal sources of financial services, including credit. Our focus in rural markets is not only to increase credit uptake, but also to strengthen relationships with rural customers by empowering them. In addition to advising farmers on their financial needs, we are increasingly focusing on educating them on the benefits of various governmental and regulatory schemes, such as crop insurance, interest subvention and agriculture infrastructure.
We also aim to cater to other financial needs of rural customers through appropriate banking products.
Loans Against Gold Jewelry
We offer loans against gold jewelry to all customer segments, including women, small and marginal farmers and MSME customers. Such loans are typically offered with different repayment modes, with repayment either at monthly intervals or at maturity. Collateral value is dependent on the market price of the gold and therefore these loans also have margin requirements in the event of a decrease in the value of the gold. Customers may avail themselves of an additional loan in case of an increase in the value of the gold. Loans against gold jewelry are also extended to existing customers of the bank in order to cater to their additional funding needs.
We also offer loans which primarily include loans/overdrafts against time deposits, health care equipment financing loans, tractor loans and loans to self-help groups.
Retail Deposit Products
Retail deposits provide us with a
low-cost,
stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 81.1 percent of our total deposits as of March 31, 2022. The following chart shows the book value of our retail deposits by our various deposit products:

	At March 31, 2022
	Value (in millions)			% of total
Savings	Rs.5,008,100.3	US$	66,009.0	39.6
Current	1,556,279.5		20,512.4	12.3
Time	6,071,527.5		80,025.4	48.1
Total	Rs.12,635,907.3	US$	166,546.8	100.0

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

•
Current accounts, which are
non-interest-bearing
accounts designed primarily for business customers. Customers have a choice to select from a wide range of product offerings which are differentiated by basis minimum average quarterly account balance requirements and the nature of the transactions.

•	Time deposits, which pay a fixed return over a predetermined time period.
As of March 31, 2022, 29 percent of our retail deposit customers contributed 81 percent of our retail deposits.
We also offer special value-added accounts, which offer our customers added value and convenience. These include a time deposit account that allows for automatic transfers from a time deposit account to a savings account, as well as a time deposit account with an overdraft facility.
Other Retail Services and Products
Debit Cards
We had approximately 36.7 million and 43.0 million debit cards outstanding as of March 31, 2021 and March 31, 2022, respectively. The cards can be used at ATMs, point-of-sale
terminals and payment gateways in India and in other countries across the world.
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
Mutual Fund Sales
We are a registered distributor with the Association of Mutual Funds in India (“AMFI”). We engage in distributing mutual fund products to our customers through our staff, who are AMFI certified. We offer units of most large and reputable mutual fund houses in India to our customers. We distribute mutual fund products primarily through our banking outlets and our wealth relationship managers. We receive trail income on the new business as well as on the existing assets under management.
Insurance
HDFC Bank is registered as a corporate agent for the solicitation of life, general and health insurance business under regulations prescribed by the Insurance Regulatory and Development Authority of India. Currently, we have arrangements with three life insurance companies, namely HDFC Life Insurance Company Limited, Tata AIA Life Insurance Company Limited and Aditya Birla Sun Life Insurance Company Limited, three general insurance companies, namely HDFC ERGO General Insurance Company Limited, Bajaj Allianz General Insurance Company Limited and ICICI Lombard General Insurance Company Limited (formerly known as Bharti AXA General Insurance Company Limited) and two health insurance companies, namely Aditya Birla Health Insurance Company Limited and Niva Bupa Health Insurance Company Limited. We earn commissions on new premium collected as well as trail income in subsequent years in certain cases while the policy is still in force. Our commission income for fiscal year 2022 included fees of Rs. 15,565.1 million in respect of life insurance business and Rs. 2,661.1 million in respect of non-life
insurance business
.
Bill Payment Services
We are a part of the Bharat Bill Payment System network and offer our customers bill payment services for all utility companies, including water, electricity, gas, telephone, direct-to-home,
mobile recharge, Fastag, LPG cylinder, cable television, housing society and internet service providers, as well as financial products such as insurance and mutual funds. We also offer Smartpay (autopay functionality) for all these bills. We believe this is a valuable convenience that we offer our customers. We offer these services to customers through multiple distribution channels: internet banking, mobile banking and phone banking.

Corporate Salary Accounts
We offer Corporate salary accounts to employees of corporate and government entities, enabling employees’ salaries to be credited by the entity directly or via the Bank. A salary account is a type of savings account with no minimum balance requirement in lieu of regular salary credits. Benefits, including a premium debit card and complimentary personal accident cover are provided, amongst others. We also offer salary accounts tailored for employees of the defense and government sector. As of March 31, 2022, these accounts constituted 27.9 percent of our savings deposits by value.
Non-Resident
Indian Services
Non-resident
Indians (NRIs) are an important target market segment for us given their relative affluence and strong ties with family members in India. Our private and premium banking programs in India are also extended to NRI clients. Relationship managers in India facilitate the banking and investment transactions of our NRI clients. Through our overseas branch in Bahrain, we offer deposits, bonds, equity, mutual funds, treasury and structured products offered by third parties to our NRI clients. We also have referral arrangements with product/service providers for NRI clients. Our non-resident
deposits amounted to Rs. 1,144.8 billion as of March 31, 2021 and Rs. 1,186.0 billion as of March 31, 2022.
Retail Foreign Exchange
We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s cheques, demand drafts, foreign exchange cards and other remittances. We also carry out foreign currency cheque collections.
Customers and Marketing
We identify and target distinct market customer segments for our retail services. Customers are at the core of all marketing initiatives of the Bank, and we rely on digital and analytics to improve their experience. Digital marketing relies on advanced analytics to identify and target the right customer with the right product at the right time and to provide customers with an omni-channel experience with high levels of personalization. Our investments in advanced analytics tools in the cloud have contributed to our understanding of customer behavior and preferences and thus help curate personalized interventions at scale and create relevant customer engagement. We have invested in marketing technology solutions to create frictionless digital journeys that allow customers to consume our financial products and services with minimum physical interface. We execute digital marketing plans at scale and in tandem with traditional marketing channels to provide our customers quick and easy access to all our financial solutions, including loans, deposits and payment solutions.
The “Infinite Smiles” program helps us establish customer-centric actions through improvements in products, services, processes and policies, and enables us to measure customer loyalty through a closed-loop customer feedback system. The insights we receive help us implement changes to further improve customer experiences and strengthen their loyalty.
We also have programs that target other specific segments of the retail market. For example, under our private and premium banking programs, the relationship managers distribute mutual funds and insurance products and provide incidental advice related to these products. Customers interested in alternate products (such as fixed income, private equity, alternate investment funds and structures) or services such as succession planning, tax planning, trust formation and will-writing are referred to HSL who have referral arrangements with the concerned product/service providers. Customers seeking investment advice on alternate products are also referred to HSL (a registered investment adviser regulated by SEBI (Investment Advisers) Regulations 2013), where a team of certified investment advisers provide this service. In addition, we participate in the distribution of government bonds and have referral tie-ups
with other corporates for customers desirous of availing their products and services that synergize with our businesses. Our commission income included income from marketing and distribution of Rs. 30,590.5 million for fiscal year 2022 and Rs. 21,126.7 million for fiscal year 2021, which comprised income for displaying publicity materials at our branches/ATMs, commissions on mutual funds, pension and other investment/saving products and sourcing and referral income.
We continue to be strongly committed to financial inclusion programs that extend banking services to underserved populations. Our Sustainable Livelihood Initiative caters to lower-income individuals to finance their economic activity, and also provides skills training, livelihood financing, credit counseling and market linkages in terms of access to, or contacts in, their local markets. Through these initiatives, we aim to reach the unbanked and underbanked segments of the Indian populations and to empower vulnerable and economically weaker sections of the society.
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
Commercial Banking Products
Commercial Loan Products and Credit Substitutes
Our principal financing products are working capital facilities and term loans. Working capital facilities primarily consist of cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers that are secured by working capital such as inventory and accounts receivable. Bill discounting consists of short term loans which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. Term loans consist of short term loans and medium term loans which are typically loans of up to five years in duration. Over 90.0 percent of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the U.S. dollar.
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

	As of March 31,
	2020		2021		2022		2022
	(in millions)
Gross commercial loans	Rs.	3,583,055.2	Rs.	4,214,885.3	Rs.	5,099,009.3	US$	67,207.2
Credit substitutes:
Commercial paper	Rs.	124,393.4	Rs.	9,804.1	Rs.	1,468.2	US$	19.4
Non-convertible debentures		237,980.3		537,472.8		581,551.5		7,665.1
Preferred shares		—		—		0.5		0.0
Total credit substitutes	Rs.	362,373.7	Rs.	547,276.9	Rs.	583,020.2	US$	7,684.5
Gross commercial loans plus credit substitutes	Rs.	3,945,428.9	Rs.	4,762,162.2	Rs.	5,682,029.5	US$	74,891.7
Whilst we generally lend on a cash flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2022, approximately 60.6 percent of the aggregate principal amount of our gross wholesale loans was secured by collateral and Rs. 2,007.5 billion in aggregate principal amount of loans were unsecured. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “
—Risk Management—Credit Risk—Wholesale Credit Risk
”.

We price our loans based on a combination of our own cost of funds, market rates, tenor of the loan, our rating of the customer and the overall revenues from the customer and with reference to the applicable benchmark. An individual loan is priced on a fixed or floating rate and the pricing is based on a margin that depends on, among other factors, the credit assessment of the borrower. We are required to follow the system requirements related to the interest rate on advances, issued by the RBI from time to time, while pricing our loans. For a detailed discussion of these requirements, see “
Supervision and Regulation—Regulations Relating to Making Loans
”.
The RBI requires banks to lend to specific sectors of the economy. For a detailed discussion of these requirements, see “
Supervision and Regulation—Directed Lending
”.
Bill Collection, Documentary Credits and Bank Guarantees
We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on an ongoing basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2020		2021		2022		2022

			(in millions)
Bill collection	Rs.	6,039,408.6	Rs.	5,863,622.6	Rs.	8,826,470.0	US$	116,336.8
Documentary credits		1,753,159.7		1,410,029.3		2,543,661.3		33,526.6
Bank guarantees		303,348.0		420,229.2		455,008.5		5,997.2
Total	Rs.	8,095,916.3	Rs.	7,693,881.1	Rs.	11,825,139.8	US$	155,860.5
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

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps in the inter-bank market, broadly to support our customers’ requirements and, to a limited extent, for our own account. The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2020, 2021 and 2022, together with the fair values on each reporting date.

	As of March 31,
	2020		2021			2022			2022
	Notional	Fair Value	Notional	Fair Value		Notional	Fair Value		Notional		Fair Value

	(In millions)
Interest rate swaps and forward rate agreements	Rs.1,545,303.1	Rs.1,404.5	Rs.1,684,294.2	Rs.	785.5	Rs.3,163,571.7	Rs.	2,253.9	US$	41,697.3	US$	29.7
Forward exchange contracts, currency swaps, currency options	Rs.1,309,254.8	Rs.7,532.1	Rs.1,490,543.6	Rs.	4,275.8	Rs.1,892,709.0	Rs.	(12,243.4)	US$	24,946.7	US$	(161.4)
Investment Banking
Our Investment Banking Group offers services in the debt and equity capital markets. The group has arranged project financing for clients across various sectors including telecoms, roads, healthcare, energy, real estate, data centres and cement. The group advised on aggregate issuances of over Rs. 550.8 billion worth of rupee-denominated corporate bonds across public sector undertakings, financial institutions and our corporate clients, becoming the third-largest corporate bond arranger in the market for fiscal year 2022. In the equity capital markets business, the group concluded various transactions, including seven initial public offerings, one rights issue and one share buyback. In the advisory business, we advise clients in the infrastructure, new economy and digital, financial services, industrials and healthcare sectors.
Wholesale Deposit Products
As of March 31, 2022, we had wholesale deposits aggregating to Rs. 2,944.1 billion, which represented 18.9 percent of our total deposits. We offer both non-interest-bearing
current accounts and time deposits. We are permitted to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 20.0 million), provided the rates booked on a day are the same for all customers of that deposit size for that maturity. See “
Selected Statistical Information
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
We offer traditional and new age digital banking products and experience an increasing demand for digital banking services. While we believe that we have been one of the leading banks in the traditional CMS market, we believe that we have also been able to forge a similar position in the new age CMS market,
i.e.,
digital cash management, and we also believe that we have aligned our product offering with changing and dynamic customer needs. Currently, approximately 95 percent of our transactions are done on the electronic platform.
Today, we believe that we are a leading service provider of digital banking products with a large share of business across customer segments. We have, thus, been able to reduce our transaction costs while maintaining our fees and float levels.

Clearing Bank Services for Stock and Commodity Exchanges
We act as a clearing bank for the cash and derivatives (F&O) segment, currency derivatives, commodity derivatives and other segments for the National Stock Exchange of India Limited, the BSE Limited, Multi Commodity Exchange, National Commodity and Derivatives Exchange Limited as well as the two exchanges set up in Gujarat International Finance
Tec-City
(“GIFT City”), NSE International Limited and India International Exchange. As a clearing bank, we provide the exchanges/clearing corporations with a means for collecting and making payments as part of settlement obligations to investors through registered brokers and custodians. In addition to benefiting from the current account balances that help reduce our overall cost of funds, we also earn interest, transaction fees and commissions by offering various fund-based and non-fund-based
facilities and transactional services to the stock brokers and clearing members.
Custodial Services
We provide custodial services to domestic and foreign investors that include domestic mutual funds, portfolio managers, insurance companies, alternative investment funds and foreign portfolio investors (“FPIs”). These services include safekeeping of securities, trade settlement, collection of dividends and interest payments on securities, fund accounting services and derivatives clearing services (including currency derivatives and interest rate futures). We are registered as a designated depository participant with the local securities regulator,
i.e.
, the Securities and Exchange Board of India, and are permitted to grant registration to FPIs.
Correspondent Banking Services
We act as a correspondent bank for
co-operative
banks, foreign banks and certain private banks. We provide cash management services, funds transfer services, such as letters of credit, foreign exchange transactions and foreign cheque collection. We earn revenue on a fee-for-service
basis and benefit from the cash float, which reduces our overall cost of funds.
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
Tax Collections
We have been appointed by the Government of India to collect direct taxes. In fiscal year 2021 and 2022, we collected Rs. 3,028 billion and Rs. 4,089 billion, respectively, of direct taxes for the Government of India. We are also appointed to collect Goods and Services Tax (“GST”) and other indirect taxes in India. In fiscal years 2021 and 2022 we collected Rs. 1,657 billion and Rs. 2,247 billion, respectively, of such indirect taxes for the Government of India and relevant state Governments. We earn a fee from the Government of India for each tax collection and benefit from the cash float. We hope to expand our range of transactional services by providing more services to Government entities.
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
The following describes our activities in the foreign exchange and derivatives markets, domestic money markets and the debt securities desk and equities market. See also “
—Risk Management
” for a discussion of our management of market risk.
Foreign Exchange and Derivatives
Our treasury operations primarily include liquidity management and managing the interest rate risks in our investment portfolio along with limited proprietary trading.

Our treasury operations also include foreign exchange and derivative product offerings to our customers covering a range of products, including foreign exchange and interest rate transactions and hedging solutions, such as spot and forward exchange contracts, forward rate agreements and derivatives. Whilst “plain vanilla” products are offered to all customer segments, derivative products are offered mostly to our wholesale customers in accordance with the RBI guidelines. A specified group of relationship managers from our treasury front office works on such product offerings in line with the customers’ risk and other requirements and within the framework of our Suitability and Appropriateness policy.
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
The following table sets out the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2020, 2021 and 2022, together with the fair values on each reporting date:

	As of March 31,
	2020				2021				2022				2022
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value

							(In millions)
Interest rate swaps and forward rate agreements	Rs.	2,099,192.7	Rs.	(3,504.6)	Rs.	1,492,003.7	Rs.	(2,256.4)	Rs.	2,029,651.4	Rs.	225.1	US$	26,751.8	US$	3.0
Forward exchange contracts, currency swaps, currency options	Rs.	5,276,918.2	Rs.	322.6	Rs.	3,913,667.3	Rs.	(278.2)	Rs.	5,402,291.4	Rs.	15,147.5	US$	71,204.6	US$	199.7
Domestic Money Market and Debt Securities Desk
Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements including Liquidity Coverage Ratio (“LCR”). These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian Government securities. See also “
Supervision and Regulation—Legal Reserve Requirements
”. The Bank meets the LCR requirement by maintaining an adequate level of high-quality liquid assets, mainly government securities above its mandated statutory requirements. See also “
Supervision and Regulation—Regulations on Asset Liability Management
”. Our local currency desk primarily trades Indian Government securities for our own account. We also participate in the inter-bank call deposit market and engage in limited trading of other debt instruments.
Equities Market
We trade a limited amount of equities of Indian companies for our own account as part of the equity trading portfolio of our treasury operations, which are specified in the approved list of equity universe that is reviewed at least on a quarterly basis or on a need-based basis as mandated in the Bank’s internal policy. As of March 31, 2022, we had an internal aggregate approved limit of Rs. 1,300 million for proprietary equity trading, which included Rs. 650 million (defined as a sub-limit
of the aggregate approved limit) for primary purchases of equity investments for proprietary trading and Rs. 260 million (defined as a sub-limit
of the aggregate approved limit) for investment in equity mutual funds for proprietary trading with requisite approvals. We set limits on the amount invested in any individual company as well as a stop-loss trigger level and a value-at-risk
limit for the proprietary equity trading portfolio. Our exposure as of March 31, 2022 was within these limits.
In addition, we had long term and strategic investments in equities and equity-linked instruments within the board-approved quantum for such investments. All such investments are carried out after review and approval of the proposal by the investment committee and the board, if applicable.
Distribution Channels
We deliver our products and services through a variety of distribution channels, including banking outlets, direct sales agents, ATMs, and telephone, mobile and internet banking.

Banking Outlets
Our banking outlets are comprised of branches and business correspondents. As of March 31, 2022, we had a total of 6,342 branches covering 3,188 cities and towns. In addition, we had 15,341 business correspondents, which were primarily manned by CSCs. All of our banking outlets are electronically linked so that our customers can access their accounts from any banking outlet regardless of where they have their accounts.
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
As part of its banking outlet licensing conditions, the RBI requires that at least 25.00 percent of all incremental banking outlets added during the year be located in unbanked rural centres/left wing extremism (“LWE”) affected districts/north eastern states and Sikkim, where during fiscal year 2022, 270 of our banking outlets (including banking outlets manned by the CSCs) were added. With the objective of liberalizing and rationalizing the branch licensing process, the RBI granted general permission, effective from October 2013, to banks like us to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and other prescribed conditions. In May 2017, the RBI further liberalized the branch authorization policy. See “
Supervision and Regulation—Regulations Relating to the Opening of Banking Outlets
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
Automated Teller Machines
As of March 31, 2022, we had 18,130 ATMs/CDMs, of which 8,703 were located at our banking outlets or extension counters and 9,427 were located off-site.
All our ATMs are equipped with a voice-guided system and a Braille keypad for the visually challenged. Customers can use our ATMs for a variety of functions, including withdrawing cash, monitoring bank balances, mobile recharge/top-up,
and cardless cash withdrawals. Customers can access their accounts from any of the HDFC Bank ATMs or non-HDFC
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
Telephone Banking
We provide telephone banking services to our customers in 3,188 cities and towns as at March 31, 2022. Customers can access their accounts over the phone through our
24-hour
automated voice response system and can conduct balance and transaction inquiries, order cheque books and order stop payments of cheques. In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers. In select cities, customers can also engage in financial transactions such as opening deposits.
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
Internet Banking
Our internet banking platform is convenient, comprehensive and safe, enabling our customers to bank 24/7 from the comfort of their home or office. Users can perform the majority of banking transactions online and be assured of the highest levels of security standards. The platform provides several different services, including viewing balances and statements, fund transfers, payment of bills, opening term and recurring deposit accounts, mobile and direct-to-home
recharges, ordering cheque books and online shopping.

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
Credit Risk
Credit risk is the possibility of losses associated with diminution in the credit quality of borrowers or counterparties. In a bank’s portfolio, losses result from a customer’s or counterparty’s default due to the inability or the unwillingness of such customer or counterparty to meet commitments in relation to borrowing, trading, settlement and other financial transactions. Alternatively, losses result from a reduction in portfolio value arising from the actual or perceived deterioration in credit quality of the underlying borrowers. Credit risk typically results from a bank’s dealings with an individual, association of persons, corporate entity, other bank, financial institution or a sovereign.
The Board of Directors of the Bank is responsible for managing the comprehensive risks faced by the Bank, including credit risk. The Board endorses the credit risk strategy and approves the credit risk policies of the Bank. The Bank’s Risk Policy & Monitoring Committee (“RPMC”), which is a Board-level committee, supports the Board by supervising the implementation of the credit risk strategy. It guides the development of policies, procedures and systems for managing credit risk. The RPMC ensures that these policies are adequate and appropriate to changing business conditions, the structure and needs of the Bank and the risk appetite of the Bank. It periodically reviews the portfolio composition and the status of impaired credits.
The Retail and Wholesale Credit Risk Management functions under the Chief Risk Officer (“CRO”) runs the credit risk management centrally in the Bank. The risk management function is clearly demarcated and independent from the operations, credit and business functions of the Bank.
Retail Credit Risk
Retail lending, given the granularity of individual exposures, is managed largely on a portfolio basis across various products and customer segments. There are robust front-end
and
back-end
systems in place to ensure credit quality and to minimize losses from defaults. The Retail Credit Risk team is responsible for establishing the risk appetite, ensuring adherence to the risk appetite limits approved by the Board and reviewing and monitoring the key risk indicators of the retail and SME portfolios of the Bank. It is also responsible for conducting product review, stress testing, formulating key risk indicators and portfolio analysis and distribution trends.
Retail Lending Master Policy (“RLMP”) and SME – Credit Policies & Procedures Manual (“SME – CPPM”) are the governance frameworks for managing credit risk in the retail and SME portfolios.
Wholesale Credit Risk
The wholesale credit risk team sits within the Risk Management Group and is primarily responsible for implementing the wholesale credit risk strategy approved by the Board, developing procedures and systems for managing credit risk, periodically monitoring the overall portfolio quality, concentrations and risk-mitigating actions and conducting stress testing to ensure that portfolio composition and quality are within the Bank’s risk appetite.
The Bank’s Credit Policies & Procedure Manual (the “Credit Policies”) are central in controlling credit risk in various activities and products. The Credit Policies articulate our credit risk strategy and thereby the approach for credit origination, approval and maintenance. Each credit proposal is evaluated by the business units against the credit standards prescribed in our Credit Policies. They are then subjected to a greater degree of credit analysis based on product type and customer profile by credit specialists in the Wholesale Credit Group headed by the Chief Credit Officer.

There is a framework for independent review and approval of credit ratings by specifically designated rating approvers in the ratings unit, which sits within the Credit Risk function independent of business, operations and credit. We have in place a process of risk-grading each borrower according to its management, industry, financial health and the performance of its business. Each borrower is graded on a model scale of 1 to 10, which is further mapped to a master scale of HDB 1 to HDB 10 (HDB 1 indicating the highest and HDB 10 the lowest rating; we further classify HDB 1 to HDB 7 as “investment grade” ratings, while HDB 8 or lower are classified as
“non-investment
grade” ratings). We have specific models applicable to each significant segment of wholesale credit (
e.g.
, large manufacturer, small manufacturer, large services, small services and NBFCs). For a standalone borrower rating, the model encapsulates risks associated with the industry, business, management and financials into quantitative and qualitative factors. The detailed risk parameters and weightages vary according to the respective models. The risk rating assigned to the borrower is a function of aggregated weighted scores after an assessment under each of the above four risk categories. Wholesale loans that are investment grade are disclosed as either “pass” or “labeled” and considered to be performing. “Labeled” loans are investment grade loans showing evidence of weakness and following deteriorating trends which, if not corrected, could adversely impact repayment of the obligations.
To ensure adequate diversification of risk, concentration limits have been set up in terms of:

(a)
Borrower/business group
: Based on the RBI guidelines on the Large Exposure Framework (“LEF”), exposure ceilings are established for exposures to single borrowers, borrower groups, NBFCs, connected NBFC groups or a group of connected counterparties, which include an NBFC in the group. See also “
Supervision and Regulation—Large Exposures Framework
”.

(b)
Industry
: We have established ceilings on aggregate exposure to an industry. For this purpose, advances and investments as well as non-fund-based
exposures are aggregated. Retail advances are exempt from this exposure limit.

(c)
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
”.
Credit Management
The Credit Group, under the Chief Credit Officer (“CCO”), consists of the Retail Credit Group and the Wholesale Credit Group. The CCO reports directly to the Managing Director and is responsible for leading and overseeing the implementation of the overall credit strategy and the management of the retail and wholesale credit portfolios of the Bank. The credit underwriting and portfolio management under the retail and wholesale credit functions are aligned with the Board-approved credit appetite thereby maintaining credit quality of the portfolio. The Credit Group is not assigned any business target. No official in the Retail Credit Group or Wholesale Credit Group has any business responsibility or association, thereby assuring compliance to the four pillars, namely, independence (total independence and freedom to operate without any influence which may compromise risk acceptance), knowledge base (specialization and experience over a period of time), absence of conflict of interest (absolute separation from any business targets or responsibilities, ensuring the quality of risk management) and regulatory compliance (ensuring continuous operation within a low-risk
environment).
Retail Credit
We offer a range of retail products, such as auto loans, personal loans, credit cards, mortgage loans, two-wheeler
loans, loans against securities and commercial vehicle loans. Our retail credit programs and approval processes are designed to accommodate the high volumes of relatively homogeneous, small-value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps.
For individual customers to be eligible for a loan, minimum credit parameters, so defined, are to be met for each product. Any deviation needs to be approved at the designated levels. The product parameters have been selected based on the perceived risk characteristics specific to the product. The quantitative parameters considered include income, residence stability and the nature of the employment/business, while the qualitative parameters include accessibility and profile. Our credit and product programs are based on a statistical analysis of our own experience and industry data, in combination with the judgment of our senior officers.
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

(b)
Retail Underwriting
: This unit is primarily responsible for approving credit exposures and ensuring portfolio composition and quality. The unit ensures implementation of all policies and procedures, as applicable.

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
Our vehicle loans, loan against gold, mortgage loan and loan against securities are generally secured on the asset financed. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. In most cases, we obtain direct debit instructions or post-dated cheques from the customer. It is a criminal offense in India to issue a bad cheque.
Wholesale Credit
For our wholesale banking products, we target leading private businesses and public-sector enterprises in the country, as well as subsidiaries of multinational corporations. We consider the credit risk of our counterparties comprehensively. Accordingly, our credit policies and procedures apply not only to credit exposures but also to credit substitutes and contingent exposures.
The Wholesale Credit Group is primarily responsible for implementing the credit strategy approved by the Board, developing procedures and systems for managing credit originated by the wholesale business groups, carrying out an independent assessment of credit, approving individual credit appetite by specifically appointed credit approvers as well as monitoring and ensuring portfolio composition and quality.
Based on what we believe is an adequately comprehensive credit assessment, credit appetite is set on individual counterparties. This appetite takes into account the overall potential risk on the counterparty, be it on balance sheet or off-balance
sheet, across the banking book and the trading book, including foreign exchange and derivatives exposures. This appetite is reviewed in detail at annual or more frequent intervals.
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
SME Credit
In order to manage credit in SME assets, the “wholesale
credit-SME
function” draws from the wholesale and retail credit functions. The SME policy and strategy is broadly aligned with the wholesale credit function with suitable amendments to make it appropriate for SME customers. It incorporates certain procedures and systems for managing credit, which have been taken from the retail credit function.
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
products).

The market variables which affect the valuation of these instruments typically include interest rates, credit spreads, equity prices, net asset values (“NAVs”), foreign exchange rates, implied volatilities (including the foreign exchange volatility surface, cap/floor volatility and volatility smiles), exchange derivative prices, and bullion prices. Any change in the relevant market risk variable has an adverse or favorable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earn from the upside potential, there is always a possibility of downside risk. Thus, the Bank must constantly review the positions to ensure that the risk on account of such positions is within our overall risk appetite. The risk appetite for trading risk is set through a pre-approved
treasury limits package as well as through specific trading limits and trigger levels for a few product programs. In addition, the Bank’s risk limits with respect to interbank counterparties are guided by the interbank counterparty exposure limit while the Bank’s Asset Liability Management (“ALM”) limits prescribe the appetite for liquidity risk and interest rate risk in the banking book (“IRRBB”). The process for monitoring and reviewing risk exposure is outlined in the various risk policies.
The market risk department formulates procedures for risk valuation for market risk measures, assesses market risk factors impacting the trading portfolio and recommends various market risk controls/mitigants relating to limits and trigger levels for the treasury (including investment banking portfolios for primary undertaking and distribution) and non-treasury
positions. The treasury
mid-office
is responsible for monitoring and reporting market risks arising from the trading desks and also carries out rate scans of the deals. The market data cell in the mid-office
maintains market data, performs market data scans to check market data sanctity and verifies the rates submitted by the treasury front office for polling various benchmarks.
Our Board has delegated the responsibility for risk management of the balance sheet on an ongoing basis to the Asset Liability Committee (“ALCO”). This committee, which is chaired by the Managing Director and includes the heads of the business groups, generally meets fortnightly. The ALCO reviews the product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy, and also reviews developments in the markets and the economy and their impact on the balance sheet and business along with a review of the trading levels. Moreover, it reviews the utilization of liquidity and interest rate risk limits set by the Board and decides on the inter-segment transfer pricing policy.
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
I. Trading Risk
Trading risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates, equity prices, NAVs, bullion prices, exchange rates, exchange derivative prices and the variations in their implied volatilities in respect of the trading portfolio held by the Bank. The trading portfolio includes holdings in the held-for-trading
and
available-for-sale
portfolios, as per RBI guidelines and consists of positions in bonds, securities, currencies, interest rate swaps, forward rate agreements, interest rate options, cross-currency interest rate swaps and currency options.
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
The trading limits/trigger levels are reviewed by the market risk department and presented to the RPMC for its recommendation to the Board for approval. The limits/trigger levels are reviewed annually or more frequently (depending on market conditions) or upon introduction of new products.
The market risk policy sets the framework for market risk monitoring and includes the non-standard
product policy which stipulates requirements for case-specific evaluation of risk exposure in respect of non-standard
products (that is, products which are not part of the standard product list decided by treasury and the market risk department). Additionally, limits have been assigned to restrict the aggregate exposure in non-standard
positions. Further, the stress testing policy prescribes the stress scenarios that are applied on the outstanding trading positions to recognize and analyze the impact of the stress conditions on the trading portfolio. Stress tests are based on historical scenarios as well as on sensitivity factors, such as an assessment based on hypothetical/judgmental scenarios, and include topical scenarios based on evolving risk themes.

Validation of valuation models applied for trading products is conducted by the treasury analytics team, which are then reviewed by the market risk department and governed by the Board-approved independent model validation policy. All market risk model validations are also reviewed by the treasury analytics team. The Valuation Committee is apprised of the model validation results in its quarterly meetings. Moreover, the market data of major interest rate curves, captured in the valuation systems, are compared against an independent market data source on a month-end
basis for accurate valuation in accordance with the independent model validation policy of the Bank. Simultaneously, valuations of forex, derivatives and structured products in treasury systems are compared with valuations from the respective counterparty bank (with whom the Bank has a credit support annex (“CSA”) agreement) every month by the treasury analytics team along with validation of valuations from the Bank’s external independent model validator on an annual and an ad-hoc
basis. Lastly, internal independent validation of valuations of forex, derivative, bond and money market instrument is conducted monthly by the treasury analytics team.
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
Structure and Organization
The ALM risk management process of the Bank operates in the following hierarchical manner:
Board of Directors
The Board has the overall responsibility for the management of liquidity and interest rate risk. The Board decides the strategy, policies and procedures of the Bank to manage liquidity and interest rate risk, including setting the Bank’s risk tolerance and limits.
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

1.	to review and recommend for Board approval the liquidity and interest rate risk policies and behavioral studies or any other amendment thereto; and

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

•
determining the structure, responsibilities and controls for managing liquidity and interest rate risk and overseeing the liquidity positions of the Bank level (including domestic and overseas branches) and reviewing liquidity risk and interest rate risk in banking book positions at the group level (including the Bank and its subsidiaries);

•	ensuring adequate representation of risk management function on ALCO to adhere with operational independence of liquidity management and risk monitoring;

•	reviewing ALM stress test results and ensuring that a well-documented contingency funding plan is in place;

•	deciding on the transfer pricing policy of the Bank and considering liquidity costs and benefits an integral part of the Bank’s strategic planning; and

•	regularly reporting to the Board on the ALM risk profile of the Bank through ALCO minutes.
ALM Support Group
The ALM support group is responsible for analyzing, monitoring and reporting the relevant risk profiles to senior management and relevant committees. The ALM support group comprises the balance sheet management desk (Treasury), market risk department, treasury mid-office
and financial control.
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
In addition, the Bank is required to maintain a Liquidity Coverage Ratio (“LCR”) and a Net Stable Funding Ratio (“NSFR”). The minimum regulatory LCR has been stipulated at 100 percent from April 1, 2021, and the minimum regulatory requirement for NSFR at 100 percent has been introduced in October 2021. Analysis of liquidity risk also involves examining how funding requirements are likely to be affected under crisis scenarios. The Bank has a Board-approved liquidity stress test policy and framework guided by regulatory instructions. The Bank has an extensive intraday liquidity risk management framework for monitoring intraday positions during the day.
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
The banking book is represented by excluding the trading book (
i.e.
, on and
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

While the earnings perspective calculates the short term impact of the rate changes, the Economic Value Perspective calculates the long term impact on the MVE of the Bank through changes in the economic value of its rate-sensitive assets, liabilities and off-balance
sheet positions. The Economic Value Perspective is measured using the duration gap analysis method (“DGA”). DGA involves computing the modified duration gap between RSA and RSL and thereby the Duration of Equity (“DoE”). The DoE is a measure of sensitivity of MVE to changes in interest rates. Using the DoE, the Bank estimates the change in MVE under 200 basis points upward and downward parallel rate shocks. The assumptions for coupons and yields used in the duration gap analysis stem from the RBI guidelines.
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
Organizational Structure for Managing Operational Risk
The Board is primarily responsible for ensuring effective management of the operational risks of the Bank. The Board sets the overall strategy and direction for operational risk management (“ORM”) within the Bank. The responsibilities towards effective implementation of operational risk management have been given to RPMC of the Bank. The RPMC is also responsible for developing a strong ORM culture and sense of responsibility at every level in the organization. The operational risk management committee (“ORMC”), which is chaired by the Chief Risk Officer and consists of senior management functionaries, oversees the implementation of the operational risk management framework approved by the Board. An independent operational risk management department (“ORMD”) is responsible for implementation of the framework across the Bank. The operational risk management policy stipulates the roles and responsibilities of employees, business units, operations and support functions in managing operational risk.
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

The Bank applies a number of risk management techniques to effectively manage operational risks. These techniques include:

•
risk control self-assessment, to identify high-risk areas so the Bank can initiate timely remedial measures. This assessment is conducted annually to update senior management of the risk level across the Bank;

•
key risk indicators that are derived from various factors to provide an early warning of, or to monitor, the increasing risk or control failures in an activity. As these indicators are quantifiable, they can be measured continuously to identify trends in values;

•
loss data maintenance to establish the Bank’s process of recognizing, recording and mitigating operational losses. Units or functions accounting loss data are required to report every operational risk loss data in a timely manner to ORMD. Operational losses experienced by the units are followed up by the respective control functions for initiation of mitigative measures as applicable;

•
annual scenario analysis to derive information on hypothetical severe loss situations. The Bank uses this information for risk management purposes, as well as for analyzing the possible financial impact; and

•	periodic reporting on risk assessment and monitoring to the line as well as to senior management to enable them to take timely action.

Capital Requirement
The Bank currently follows the basic indicator approach for computing operational risk capital charge. BCBS published a document titled “Basel III: Finalizing post-crisis reforms” in December 2017, containing details of the standardized approach for estimating a minimum operational risk capital charge, which would replace all the existing methods for computation of operational risk capital. The Bank will implement the revised approach once the RBI guidelines are notified.
Competition
We face intense competition in all our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and in some product areas, NBFCs. In addition, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate. In the last decade, the RBI issued guidelines for the entry of new banks in the private sector, licensing of payment banks and small finance banks in the private sector and
“on-tap”
licensing of universal banks in the private sector (moving from the previous “stop and go” licensing approach to a continuous or
“on-tap”
licensing regime). See “
Supervision and Regulation—Entry of new banks in the private sector
”. Since the introduction of the new rules, new banks, payment banks and small finance banks have been established and are operational pursuant to prescribed guidelines, which has increased competition in the markets in which we operate.
Within the public sector banking space, in August 2019, the Government implemented consolidated measures, announcing the merger of 10 public sector banks into four bigger banks. This led to a reduction in the number of public sector banks in the country. The consolidation became effective in April 2020.
Retail Banking
In retail banking, our principal competitors are large public sector banks, which have much larger deposit bases and branch networks than ours, other new generation private sector banks, old generation private sector banks, foreign banks and NBFCs in the case of retail loan products. The retail deposit share of foreign banks is small in comparison to the public sector banks. However, some foreign banks have a significant presence among NRIs and also compete for non-branch-based
products. The country’s digital payments market is dominated by the Government’s United Payment Interface and other digital wallet platforms and online payment systems, offering contactless, in-app
or online transactions. While the Bank’s payment app, PayZapp, is the dominant mobile app amongst banks in the wallet space, with users across bank and non-bank
customers for payments across offline and online merchants, the Bank faces competition from fintech players in the payment sector as well as payment apps from other banks that are also offering paylater/credit options to customers in addition to ecommerce payments. In the distribution of third-party products, our principal competitors are brokers, foreign banks and other new private sector banks.
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
Treasury
For our customer business in foreign exchange and derivative products, we compete principally with private sector banks, foreign banks and public sector banks in non-metro
locations.
Employees
We had 141,579 employees as of March 31, 2022. Most of our employees are located in India. We consider our relationship with our employees to be positive. Further to our acquisition of CBoP in 2008, several employees of CBoP continue to be part of a labor union. These employees represent less than 1 percent of our total employee strength.
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
We focus on delivering cutting-edge learning offerings to develop the capabilities among employees which are necessary for purpose and growth. Both internal and external faculty is involved in these offerings. The learning team designs the program based on the learning need analysis, and the form of delivery mode is chosen to ensure learning effectiveness and an optimal learner experience. Courses are taught online through eLearning/mLearning, through live instructor-led
classroom/virtual sessions, case studies, role plays, videos and activities or a combination of the foregoing.
Properties
Our registered office and corporate headquarters is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013. In addition to the corporate office, we have administrative offices in most of the metros and some other major cities in India.
As of March 31, 2022, we had a network consisting of 6,342 branches and 18,130 ATMs/CDMs, including 9,427 at non-branch
locations. In addition, we had 15,341 business correspondents, which were primarily manned by CSCs. These facilities are located throughout India with the exception of three banking outlets which are located in Bahrain, Hong Kong and Dubai. We also have representative offices in the United Arab Emirates and Kenya. We set up and commenced business in an International Financial Service Centre Banking Unit at the Gujarat International Finance
Tec-City
in June 2017. This branch is treated as an overseas branch.
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
On September 3, 2020, a securities class action lawsuit was filed against the Bank and certain of its current and former directors and officers in the United States District Court for the Eastern District of New York. The complaint was amended on February 8, 2021. The Bank, on July 23, 2021, through its legal counsel, has filed the reply memorandum of law in further support of the motion to dismiss the securities class action suit. The Bank’s motion to dismiss remains pending before the Court. Given the uncertainty inherent in these matters, and based on an assessment made after taking appropriate legal advice, at this point in time, the Bank does not believe that the ultimate outcome of this matter will be materially unfavorable to the Bank. See “
Risk Factors—Our business and financial results could be impacted materially by adverse results in legal proceedings
”.

Risk Factor Summary

1.	Economic and Political Risks

•	A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.

•
Our business is particularly vulnerable to interest rate risk, and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

•	Financial and political instability in other countries may cause increased volatility in the Indian financial market.

•	Our and our customers’ exposure to fluctuations in foreign currency exchange rates could adversely affect our operating results.

•	We may not adequately assess, monitor and manage risks inherent in our business, and any failure to manage risks could adversely affect our business, financial position or results of operations.

•	In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and a lack of access to the capital markets may prevent us from maintaining an adequate ratio.

•	We rely on third parties, including service providers, overseas correspondent banks and other Indian banks, who may not perform their obligations satisfactorily or in compliance with the law.

2.	Risks Relating to Our Business

•	If we are unable to manage our growth, our operations may suffer and our performance may decline.

•	Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.

•	Our funding is primarily short and medium term, and if depositors do not roll over deposited funds upon maturity, our net income may decrease.

•	Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

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

•
Significant fraud, system failure or calamities would disrupt our revenue-generating activities in the short term and could harm our reputation and adversely impact our revenue-generating capabilities.

•
We may not successfully implement our sustainability strategies or satisfy our ESG commitments, or our performance may not meet investor or other stakeholder expectations or standards, which could adversely impact our reputation, access to capital, business and financial condition.

•
We are subject to climate change-related risks, including the physical risks of severe weather and water scarcity, as well as the risks of transitioning to a low carbon economy, which could have a significant negative impact on our industry, business and results of operations.

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

•
We have high concentrations of exposures to certain customers and sectors, and if any of these exposures were to become non-performing,
the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.

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

•
We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry, and the entry of new banks in the private sector, which could cause us to lose existing business or be unable to compete effectively for new business.

•	If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.

5.	Risks Relating to Our Ownership Structure and the Proposed Transaction

•
The Scheme with HDFC Limited is subject to a number of conditions, some of which are outside of the parties’ control, and, if these conditions are not satisfied, the Scheme may be terminated and the Proposed Transaction may not be completed.

•
Uncertainty about the Proposed Transaction may adversely affect the relationships of the parties with their respective investors, customers, business partners and employees, whether or not the Proposed Transaction is completed.

•
The Scheme with HDFC Limited may be more difficult, costly or time-consuming than expected, and implementation may fail to realize the anticipated benefits of the merger and will expose us to incremental regulatory requirements.

•
HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests.

•
We may face conflicts of interest relating to our promoter and principal shareholder, HDFC Limited, which could cause us to forgo business opportunities and consequently have an adverse effect on our financial performance.

•	HDFC Limited may prevent us from using the HDFC Bank brand if they reduce their shareholding in us to below 5 percent.

6.	Legal and Regulatory Risks

•
We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.

•
Transactions with counterparties in countries designated as state sponsors of terrorism by the United States Department of State, the Government of India or other countries, or with persons targeted by United States, Indian, EU or other economic sanctions may cause potential customers and investors to avoid doing business with us or investing in our securities, harm our reputation or result in regulatory action which could materially and adversely affect our business.

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

•
Natural calamities, including those exacerbated by climate change, and public health epidemics could adversely affect the Indian economy or the economies of other countries where we operate and, in turn, negatively impact our business and the price of our equity shares and ADSs.

•	The COVID-19 pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation .

•	Investors may have difficulty enforcing foreign judgments in India against the Bank or its management.

9.	Risks Relating to the ADSs and Equity Shares

•	Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares, a situation which may not continue.

•	Investors in ADSs will not be able to vote.

•	Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

•	Restrictions on deposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

•	There is a limited market for the ADSs.

•	Conditions in the Indian securities market may affect the price or liquidity of our equity shares and ADSs.

•	Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

•	You may be subject to Indian taxes arising out of capital gains.

•	You may be unable to exercise preemptive rights available to other shareholders.

•	Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs.

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
Our performance and the quality and growth of our assets are dependent on the health of the overall Indian economy. In addition to inflation, interest rates, external trade and capital flows, the
COVID-19
pandemic, and in particular its domestic impact, has been an important driver for India’s growth trajectory in fiscal year 2022. While we experienced solid growth in the first half of fiscal year 2021, the impact from the pandemic on India affected the quality of our loan portfolio. Our gross non-performing
loans as a percentage of our total loan portfolio decreased from 1.8 percent in fiscal year 2021 to 1.3 percent in fiscal year 2022. While a successful vaccination drive could improve growth prospects, a significant proportion of Indian adults are yet to be vaccinated. An increase in the number of
COVID-19
cases and any future wave may slow or halt any future economic recovery.
In 2020, global GDP contracted by 3.1 percent, but in 2021, global GDP grew by 6.1 percent, as
COVID-19-related
disruptions eased. However, global growth is likely to slow down again in 2022 due to increasing geo-political
tensions and elevated inflation levels. In addition, interest rate hikes by central banks to control inflation could hurt growth and investment sentiments. In India, while gross FDI flows stood at US$ 83.6 billion in fiscal year 2022 compared to US$ 82 billion in fiscal year 2021, the portfolio segment recorded a net outflow of US$ 17.2 billion in fiscal year 2022. We believe that with normalization of liquidity conditions and removal of the accommodative monetary policy stance across the globe, foreign portfolio flows in India could remain weak, as investors are expected to prefer lower risk assets in uncertain times.
We believe that overall bank credit growth is likely to increase in fiscal year 2023 from 8.6 percent in fiscal year 2022 (end of period) and 5.6 percent in fiscal year 2021 (end of period), although there could be variations from segment to segment. Industry credit growth could improve with the extension of ECGLS (Emergency Credit Guarantee Line Scheme) and PLI (Production) schemes. Additionally, the Government’s large CAPEX plan could provide support to the industrial credit. In particular, credit to large corporates could increase in the absence of intermediaries. If inflation remains high, however, low profit margins could limit the industrial credit demand. Moreover, lending to the retail segment could slow as rising living cost could limit discretionary spending. The impact of the
COVID-19
pandemic is likely to be prolonged in certain sectors of the Indian economy, including hospitality and civil aviation, which could adversely affect the Bank’s operations in those areas.
Moving ahead, economic growth could be negatively impacted if geo-political
tensions remain or even escalate and commodity prices rise further. A stronger than expected slowdown in the economy might adversely impact credit growth and the level of non-performing
and restructured loans. If the Indian economy growth prospects deteriorate, our asset base may erode, which would result in a material decrease in our net profits and total assets which could materially adversely affect our business, results of operations and financial position. See also “
—The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
Our business is particularly vulnerable to interest rate risk, and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.
Our results of operations depend to a great extent on our net interest revenue. During fiscal year 2022, net interest revenue after allowances for credit losses represented 69.7 percent of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes, and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different.
The combination of global disinflationary pressures and better supply management of food items, including prudent food stock management, appropriate monetary policy action, fiscal consolidation and subdued global commodity prices have helped to keep domestic inflation in check in recent years. Headline inflation averaged below the RBI’s target zone during fiscal year 2018 and fiscal year 2019. However, headline inflation rose to 5.8 percent in March 2020 and increased further to above the RBI’s upper tolerance limit of 6 percent between April and November 2020.
In May and June 2021, headline inflation stood at 6.3 percent and rose to 6.95 percent in March 2022. CPI inflation rose to an
8-year
high of 7.8 percent in April 2022. Going forward, headline inflation is expected to increase and average at
6.5-6.7 percent
in the fiscal year 2023.

The softening in inflation led the RBI to cut the policy repo rate by 75 basis points in fiscal year 2016, by another 50 basis points in fiscal year 2017 and by 25 basis points in fiscal year 2018. While the repo rate was raised by 50 basis points during the first half of fiscal year 2019, the policy rate was again reduced by 25 basis points in the fourth quarter, as inflation started easing. In fiscal year 2020, the RBI continued to reduce the policy rate in the first half of the fiscal year. However, as headline inflation started picking up, the central bank paused the easing cycle after decreasing the repo rate by 25 basis points in October 2019. In March 2020, the RBI again reduced the repo rate by 75 basis points to address pandemic-related disruptions. In May 2020, to address the
COVID-19-related
economic disruption, the RBI implemented an emergency rate cut of 40 basis points. However, to control rising inflationary pressures due to supply chain disruptions and geo-political
tensions, the RBI announced an
off-cycle
rate hike in May 2022 of 40 basis points and a rate hike of 50 basis points in its June 2022 policy meeting, taking the repo rate to 4.90 percent. The RBI’s concerns about the broad-based nature of the increase in inflation and the risk of the second-round impact on inflation expectations could lead to a more aggressive path by the central bank going forward. As a result, the RBI is expected to make further raises well beyond the pre-pandemic
levels, arriving at approximately
5.75-6.05 percent
by fiscal
year-end.
To make the liquidity situation more comfortable, the RBI conducted net open market operations (“OMOs”) with purchases of Rs. 1.1 trillion in fiscal year 2017 and sales of Rs. 0.9 trillion in fiscal year 2018. In fiscal year 2019, the RBI conducted net OMO purchases of Rs. 3.0 trillion. In addition to open market operations, the RBI injected liquidity using new instruments, such as FX swap operations, long term repo auctions (“LTROs”) and targeted long term repo auctions (“TLROs”) in fiscal year 2020. In fiscal year 2021, the RBI conducted net OMO purchases of Rs. 3.1 trillion, special OMO (simultaneous sale and purchase of government securities) of Rs. 1.9 trillion and targeted long term repo operation of Rs. 5.5 billion. Furthermore, the RBI provided special credit lines for sectors hit by the pandemic. The RBI maintained adequate liquidity in the system in fiscal year 2022 and conducted net OMO purchases worth Rs. 2.1 trillion. For fiscal year 2023 the RBI plans to reduce liquidity surplus in the system and hiked the CRR rate by 50 basis points to 4.5 percent in April 2022.
Domestically, if the fiscal deficit both federally and at state level rises sharply, bond yields are likely to remain volatile and see upward pressure. While interest rate hikes by the RBI to control inflation along with liquidity withdrawals via CRR increase could add further pressure, the RBI is expected to continue managing yields actively and capping them. Any volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.
Financial and political instability in other countries may cause increased volatility in the Indian financial market.
The Indian market and the Indian economy are influenced by the economic and market conditions in other countries, particularly the emerging market countries in Asia. Financial turmoil in Sri Lanka, Russia and elsewhere in the world in recent years has affected the Indian financial market as investor sentiment took a hit during such episodes. Although economic conditions are different in each country, investors’ reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other markets may cause increased volatility in the Indian financial market and, more generally, in the Indian economy. Any financial instability or disruptions could also have a negative impact on the Indian economy and could harm the Bank’s business, its future financial performance and the prices of its equity shares and ADSs.
The macroeconomic, trade and regulatory environment has become increasingly fragmented, with continuing disruptions of global supply chains in several industries. The mismatch between supply and demand has pushed up commodity and other prices, particularly in the energy sector, creating further challenges for monetary authorities and customers. Against the backdrop of both a vaccine-led
economic recovery and increasing inflationary pressures, interest rates generally rose during 2021. Central banks in developed markets have either begun, or are expected to soon begin, to raise benchmark rates in order to help ease inflationary pressures.
The global credit and equity markets have experienced substantial dislocations, liquidity disruptions and market corrections in the last few years, most recently due to the impact of the
COVID-19
pandemic. In Europe, the impacts of the European sovereign debt crisis, the withdrawal of the United Kingdom from the European Union, Italian political and economic developments, protests in France, the refugee crisis and the increasing attractiveness to voters of populist and anti-austerity movements have all contributed to political and economic uncertainty. An escalation of political risks could have consequences both for the financial system and the greater economy as a whole, potentially leading to declines in business levels, write-downs of assets and losses across businesses in the United Kingdom and the European Union, which could lead to adverse consequences for global financial and foreign exchange markets.
The United Kingdom Government concluded a Trade Cooperation Agreement (the “TCA”) with the European Union which came into effect on January 1, 2021. Given the ongoing uncertainty over the United Kingdom’s future trading relationships with the EU, following its withdrawal from the European Union, it is difficult to determine the exact impact of the TCA over the long term. However, the United Kingdom’s economy and those of the Eurozone countries are very tightly linked as a result of EU integration projects (other than the Euro), and any trade disputes between the United Kingdom and the European Union may have an adverse impact on global financial markets. The currently unsettled future relationship between the EU and the United Kingdom is also likely to lead to further uncertainty in relation to the regulation of cross-border business activities.

Heightened tensions across the
geo-political
landscape could also have implications for the Bank and its customers. Diplomatic tensions between China and the United States, and extending to the United Kingdom, the EU, India and other countries, may affect the Bank, creating regulatory, reputational and market risks. The United States, the United Kingdom, the EU, Canada and other countries have imposed various sanctions and trade restrictions on Chinese individuals and companies. In response, China has announced sanctions, trade restrictions and laws that could impact the Bank and its customers.
In February 2022, Russia launched a large-scale military invasion of Ukraine, following which many governments enacted severe sanctions on Russia. The invasion and ongoing conflict have disrupted financial markets and have had adverse impacts on supply chains, prevailing levels of inflation and other macroeconomic conditions. The ongoing conflict could even spill over to neighboring countries, and due to political instability in Eastern Europe, it is possible that further sanctions may be imposed on Russia. Failure to comply with those laws could expose the Bank to civil and criminal prosecution and penalties, the imposition of export or economic sanctions against the Bank and reputational damage, all of which could materially and adversely affect the Bank’s financial results. To the extent Russia’s invasion of Ukraine adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “
Risk Factors
” section.
In recent months, overall risk appetite has decreased as investors assessed risks associated with the Russia-Ukraine war. Riskier assets, such as equity stock, fell after western nations had imposed several rounds of sanctions against Russia. While fears of a global slowdown amidst high inflation weighed on sentiments, global liquidity withdrawal with major central banks, including the United States Federal Reserve, beginning balance sheet reduction and rate hikes tightened financial conditions.
Moving forward, recurrent or future waves of
COVID-19
or similar health crises across the globe, and prolonged
geo-political
tensions could adversely affect global financial markets leading to adverse follow-on
consequences in India. There is also a risk that central banks could start acting more aggressively if inflation remains elevated. See also “—
The
COVID-19
pandemic may have a material adverse effect on our business, financial condition and results of operation
”. In response to these developments, including the
COVID-19
pandemic, as well as past financial and liquidity crises in these markets, legislators and financial regulators in the United States, Europe and other jurisdictions, including India, have implemented several policy measures designed to add stability to the financial markets. However, the overall impact of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. In the event that the current adverse conditions in the global credit markets continue or if there is any significant financial disruption, this could cause increased volatility in the Indian financial market and have an adverse effect on our business, future financial performance and the trading price of our equity shares and ADSs.
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
Additionally, management of operational, legal or regulatory risk requires, among other things, policies and procedures to ensure certain prohibited actions are not taken and to properly record and verify a number of transactions and events. Although we believe we have established such policies and procedures, they may not be fully effective, and we cannot guarantee that our employees will follow these policies and procedures in all circumstances. Unexpected shortcomings in these policies and procedures or a failure to follow them may have a materially adverse effect on our business, financial position or results of operations.

Our future success will depend, in part, on our ability to respond to new technological advances and emerging banking and finance industry standards and practices on a cost-effective and timely basis. The development and implementation of such technology entails significant technical and business risks. There can be no assurance that we will successfully implement new technologies or adapt transaction-processing systems to customer requirements or emerging market standards. Failure to properly monitor, assess and manage risks could lead to losses which may have an adverse effect on our future business, financial position or results of operations.
In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and a lack of access to the capital markets may prevent us from maintaining an adequate ratio.
As of March 31, 2022, the RBI requires a minimum capital adequacy ratio of 11.7 percent (including requirements for the capital conservation buffer and due to our Bank’s classification as a Domestic Systemically Important Bank
(D-SIB))
of our total risk-weighted assets (“RWAs”). We adopted the Basel III capital regulations effective April 1, 2013. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 18.90 percent as of March 31, 2022. Our
CET-I
ratio was 16.67 percent as of March 31, 2022. Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time, or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.
The Basel Committee on Banking Supervision issued a comprehensive reform package entitled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. In May 2012, the RBI released guidelines on implementation of the Basel III capital regulations in India, and in July 2015, the RBI issued a master circular on capital regulations (consolidated master circular issued in April 2022) and time-to-time
amendments. The key items covered under these guidelines include: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) grading the enhancement of the total capital requirement; (iv) introducing a capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks, which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative
preference shares will not be considered a part of
CET-I
capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off
of all
non-common
equity regulatory capital instruments at the point of
non-viability.
The point of
non-viability
is defined as a trigger event upon the occurrence of which
non-common
equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Additionally, the guidelines have set out criteria for loss absorption through the conversion or write-off
of Additional Tier I capital instruments at a
pre-specified
trigger level. The RBI has implemented the last tranche of the capital conservation buffer from October 1, 2021. The minimum Common Equity Tier 1 capital of 5.5 percent of RWAs is required to be maintained by banks along with a capital conservation buffer of 2.5 percent of RWAs, in the form of Common Equity Tier 1 capital.
D-SIBs
are required to maintain additional
CET-I
capital requirements ranging from 0.2 percent to 1.0 percent of risk-weighted assets. We were classified as a
D-SIB
from April 1, 2018 onwards and were required to maintain additional
CET-I
of 0.2 percent with effect from April 1, 2019. See “
Supervision and Regulation—Domestic Systemically Important Banks
”. Banks will also be required to have an additional capital requirement towards countercyclical capital buffer (“CCCB”) varying between 0 percent and 2.5 percent of the RWAs as and when implementation is announced by the RBI. The RBI has not yet activated the CCCB, and in its press release dated April 5, 2022, has stated that it is not necessary to activate CCCB at this point. Additionally, the Basel III LCR, which is a measure of the Bank’s high-quality liquid assets compared to its anticipated cash outflows over a
30-day
stressed period, commenced applying in a phased manner that started with a minimum requirement of 60 percent from January 1, 2015 and reached a minimum of 100 percent on January 1, 2019. However, in view of the
COVID-19
pandemic, the RBI pursuant to its circular dated April 17, 2020 had reduced the LCR requirement from 100 percent to 80 percent for the period from April 17, 2020 to September 30, 2020. The RBI increased the reduced LCR requirement in two phases: (i) from 80 percent to 90 percent from October 1, 2020 to March 31, 2021 and (ii) from 90 percent to 100 percent from April 1, 2021. In 2020, banks were permitted to avail themselves of funds under the marginal standing facility by dipping into the Statutory Liquidity Ratio (“SLR”) up to an additional 1.0 percent of their net demand and time liabilities (“NDTL”) (
i.e
., cumulatively up to 3.0 percent of their NDTL). This facility, which was initially available until June 30, 2020, was extended in phases until December 31, 2021. With effect from January 1, 2022, banks can dip into the SLR up to 2 percent of NDTL instead of 3 percent for overnight borrowing under the MSF. See “—
The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”. These various requirements, including requirements to increase capital to meet increasing capital adequacy ratios, could require us to forgo certain business opportunities. Since we have been classified as a
D-SIB,
pursuant to a circular issued by the RBI dated June 2019, under Basel III, we are required to maintain a minimum leverage ratio of 4.0 percent as compared to 3.5 percent required to be maintained by other scheduled commercial banks, with effect from October 1, 2019.
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
We rely on third parties, including service providers, overseas correspondent banks and other Indian banks, who may not perform their obligations satisfactorily or in compliance with the law.
Our business leads us to rely on different types of third parties, which exposes us to risks. For example, we enter into outsourcing arrangements with third-party agencies/ vendors, in compliance with the RBI guidelines on outsourcing. These entities provide services which include, among others, cash management services, software services, client sourcing, debt recovery services and call center services. However, we cannot guarantee that there will be no disruptions in the provision of such services or that these third parties will adhere to their contractual obligations. Additionally, we also rely on our overseas correspondent banks to facilitate international transactions, and the Indian banking industry as a whole is interdependent in facilitating domestic transactions. There is no assurance that our overseas correspondent banks or our domestic banking partners will not fail or face financial problems (such as financial problems arising out of or in relation to frauds uncovered in early 2018 at one of India’s public sector banks). If there is a disruption in the third-party services, or if the third-party service providers discontinue their service agreement with us, our business, financial condition and results of operations will be adversely affected. In case of any dispute with any of the foregoing parties, we cannot assure you that the terms of our arrangements with such parties will not be breached, which may result in costs such as litigation costs or the costs of entering into agreements with third parties in the same industry, and such costs may materially and adversely affect our business, financial condition and results of operations. We may also suffer from reputational and legal risks if one of these third parties acts unethically or unlawfully, and if any Bank in India, especially a private Bank, or any of our key overseas correspondent banks were to fail, this could materially and adversely affect our business, financial condition, growth prospects or the price of our equity shares.
Risks Relating to Our Business
If we are unable to manage our growth, our operations may suffer and our performance may decline.
We have grown consistently over the last years. Our loan growth rate has been significantly higher than that of the Indian banking industry. Our loans in the three-year period ended March 31, 2021 grew at a compounded annual growth rate of 17.8 percent. The compounded annual growth for the Indian Banking Industry for the same period was approximately 7.4 percent. The growth in our business is partly attributable to the expansion of our branch network. As at March 31, 2017, we had a branch network comprised of 4,715 branches, which increased to 6,342 branches as at March 31, 2022. Section 23 of the Banking Regulation Act, 1949 (the “Banking Regulation Act”) provides that banks must obtain the prior approval of the RBI to open new banking outlets. Further, the RBI may cancel a license for violations of the conditions under which it was granted. The RBI issues instructions and guidelines to banks on branch authorization from time to time. With the objective of liberalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks, including us, to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and certain other conditions. In May 2017, the RBI has further liberalized the branch authorization policy. See “
Supervision and Regulation—Regulations Relating to the Opening of Banking Outlets
”. If we are unable to perform in a manner satisfactory to the RBI in any of these centers or comply with the specified conditions, it may have an impact on the number of banking outlets we will be able to open, which would, in turn, have an impact on our future growth. In addition, our rapid growth has placed, and if it continues, will place, significant demands on our operational, credit, financial and other internal risk controls including:

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
If our internal risk controls are insufficient to sustain our rapid rate of growth, if we fail to properly manage our rapid growth or if we fail to perform adequately in any of the above areas, our operations would suffer and our business, results of operations and financial position would be materially adversely affected.
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

Our funding is primarily short and medium term and if depositors do not roll over deposited funds upon maturity, our net income may decrease.
Most of our funding requirements are met through short term and medium term funding sources, primarily in the form of retail deposits. Short term deposits are those with a maturity not exceeding one year. Medium term deposits are those with a maturity of greater than one year but not exceeding three years. See “
Selected Statistical Information—Funding
”. However, a portion of our assets have long term maturities, which sometimes causes funding mismatches. As of March 31, 2022, 33.5 percent of our loans are expected to mature within the next year and 43.3 percent of our loans are expected to mature in the next one to three years. As of March 31, 2022, 27.9 percent of our deposits are expected to mature within the next year and 42.9 percent of our deposits are expected to mature between the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition. We may also face a concentration of deposits by our larger depositors. Any sudden or large withdrawals by such large depositors may impact our liquidity position.
Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.
Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net revenue. Policy rates were successively increased from February 2010 to March 2012, during which period the bout of interest rate tightening in India was faster than in many other economies. The RBI raised key policy rates from 5.25 percent (repo rate) in April 2010 to 8.5 percent in October 2011. However, key policy rates were eased from 8.0 percent (repo rate) in April 2012 to 7.25 percent in May 2013. In July 2013, the RBI increased the rate for borrowings under its marginal standing facility (which was introduced by the RBI in fiscal year 2012) from 100 basis points to 300 basis points above the repo rate. This rate was eased from 200 basis points above the repo rate in September 2013 to 100 basis points above repo rate in October 2013. In contrast, the policy rates were tightened from 7.5 percent (repo rate) in September 2013 to 8.0 percent in January 2014. The RBI reduced the policy repo rate again to 7.75 percent in January 2015, further reducing it to 7.5 percent in March 2015, 7.25 percent in June 2015, 6.75 percent in September 2015, 6.5 percent in April 2016, 6.25 percent in October 2016 and 6.0 percent in August 2017, before increasing it to 6.25 percent in June 2018 and 6.5 percent in August 2018. The RBI began decreasing the policy rate again in February 2019 and reduced the policy rate further in April 2019, June 2019, August 2019, October 2019 and February 2020. The central bank reduced the policy rate by 40 basis points in May 2020 to address
COVID-19
related disruptions. However, taking cognizance of rising inflationary pressures as a result of the Russia-Ukraine war, the RBI hiked rates by 40 basis points in an off-cycle
meeting in May 2022 and by another 50 basis points in June 2022.
We are, however, more structurally exposed to interest rate risk than banks in many other countries because of certain mandated reserve requirements of the RBI. See
“Supervision and Regulation—Legal Reserve Requirements”.
These requirements result in Indian banks, such as ourselves, maintaining (as per RBI guidelines currently in force) a portion of our liabilities in bonds issued by the Government (18.0 percent as of May 2021 computed as per guidelines issued by the RBI). We are also required to maintain 4.5 percent of our liabilities (computed as per guidelines issued by the RBI) by way of a balance with the RBI. This, in turn, means that we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including government securities, will likely adversely impact our profitability. The aforementioned requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in government-issued securities is generally lower than that earned on our other interest earning assets.
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
In accordance with RBI guidance, a bank’s capital market exposure is limited to 40 percent of its net worth under Indian GAAP as of March 31 of the previous year, both on a consolidated and non-consolidated
basis. Our capital market exposure as of March 31, 2022 was 16.9 percent of our net worth on a non-consolidated
basis and 19.9 percent on a consolidated basis, in each case, under Indian GAAP. See “
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
We are responsible for establishing and maintaining adequate internal measures commensurate with our size and complexity of operations. Our internal or concurrent audit functions are equipped to make an independent and objective evaluation of the adequacy and effectiveness of internal controls on an ongoing basis to ensure that business units adhere to our policies, compliance requirements and internal circular guidelines. While we periodically test and update, as necessary, our internal control systems, we are exposed to operational risks arising from the potential inadequacy or failure of internal processes or systems, and our actions may not be sufficient to guarantee effective internal controls in all circumstances. Given our high volume of transactions, it is possible that errors may repeat or compound before they are discovered and rectified. Our systems and internal control procedures that are designed to monitor our operations and overall compliance may not identify every instance of non-compliance
or every suspicious transaction. If internal control weaknesses are identified, our actions may not be sufficient to fully correct such internal control weakness. We face operational risks in our various businesses and there may be losses due to deal errors, settlement problems, pricing errors, inaccurate reporting, breaches of confidentiality, fraud and failure of mission-critical systems or infrastructure. Any error tampering or manipulation could result in losses that may be difficult to detect.
For example, pursuant to the media reports during fiscal year 2018, certain unpublished price-sensitive information (“UPSI”) relating to our financial results for the quarters ended December 31, 2015 and June 30, 2017 had been leaked in a private “group” on the WhatsApp mobile app before such results were officially published. Following this leak, we received an order from the Securities and Exchange Board of India (“SEBI”) on February 23, 2018, directing us to (i) strengthen our processes, systems and controls relating to information security to prevent future leaks, (ii) submit a report on (a) the systems and controls, how they have been strengthened, and at what regular intervals they are monitored, and (b) the details of persons who are responsible for monitoring such systems, and (iii) conduct an internal inquiry into the leakage of UPSI relating to our financial results and submit a report in relation thereto. In accordance with the SEBI order, we filed both reports with SEBI on May 30, 2018. Any additional action by SEBI in connection with its investigation and our respective reports may subject us to further scrutiny or enforcement actions and have a material adverse effect on our reputation, business, financial position or results of operations. From time to time SEBI has asked for information on the above matter, which we have provided. On August 31, 2020, SEBI also passed an Adjudication Order against one of our customers in connection with the UPSI matter. Through a letter dated June 10, 2021, SEBI sought clarifications on the status of implementation of the recommendations provided by our legal counsels for strengthening our systems and controls. While we have responded to SEBI on June 23, 2021, confirming the status of implementation of the legal counsels’ suggestions, we believe that we have complied with the directions under SEBI’s letters dated February 23, 2018 and June 10, 2021 and we have not received further correspondence from SEBI in this regard, there can be no assurance that a failure of our internal control system may not occur in the future, which could adversely affect our business and results of operations.
In addition and as a result of any of the foregoing, we may come under additional regulatory scrutiny or be the target of enforcement actions, or suffer monetary losses or adverse reputation effects which, in each case, could be material, and could have a material adverse effect on our business, financial position or results of operations.
Significant fraud, system failure or calamities would disrupt our revenue-generating activities in the short term and could harm our reputation and adversely impact our revenue-generating capabilities.
Our business is highly dependent on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and therefore ensuring the security of this system, and its availability is of paramount importance. Our systemic and operational controls may not be adequate to prevent any adverse impact from frauds, errors, hacking and system failures. A significant system breakdown or system failure caused by intentional or unintentional acts would have an adverse impact on our revenue-generating activities and lead to financial loss. For example, over the past two years we have experienced outages in our internet banking, mobile banking and payment utilities. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Fraud or system failures by other Indian banking institutions (such as frauds uncovered in early 2018 at one of India’s public sector banks) could also adversely affect our reputation and revenue-generating activity by reflecting negatively on our industry more generally, and in certain circumstances we could be required to absorb losses arising from intentional or unintentional acts by third-party institutions. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we would be able to restore data and resume processing in the event of a significant system breakdown or failure. However, it is possible the disaster recovery site may also fail or it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario where the primary site is also completely unavailable, there may be significant disruption to our operations, which would materially adversely affect our reputation and financial condition.

We may not successfully implement our sustainability strategies or satisfy our ESG commitments, or our performance may not meet investor or other stakeholder expectations or standards, which could adversely impact our reputation, access to capital, business and financial condition.
Modern customers are increasingly favoring companies that are committed to addressing the social and environmental challenges we face as a society, and we seek to ensure that customers are aware of our commitment to embedded ESG issues in our business strategy by developing products and services aligned with these new standards and goals. We believe that we have been at the forefront of the banking industry transformation in India, and, as a large financial services organization with a high industry profile, our practices and commitments are subject to scrutiny by all our stakeholders.
If we are not successful in implementing our ESG and other sustainability initiatives and commitments, or if we fail to satisfy investor or other stakeholder expectations or standards in the execution of our sustainability strategies, including as the result of non-successful
investments in new technologies, changes in customer behavior and preferences with respect to sustainability, uncertainty about market signals with respect to sustainability matters including climate change and negative feedback on our sustainability strategies, our business, results of operations, financial condition and prospects, access to capital and our reputation may be adversely affected.
We are subject to climate change-related risks, including the physical risks of severe weather and water scarcity, as well as the risks of transitioning to a low carbon economy, which could have a significant negative impact on our industry, business and results of operations.
We are subject to physical and transition risks relating to climate change, which have the potential to result in adverse financial and non-financial
impacts for the Bank. Physical risks relating to climate change include extreme weather events (such as hurricanes, extreme rainfall, earthquakes and forest fires); periods of abnormal, severe or unseasonal weather conditions (such as increased average temperature); rising sea levels; alteration or loss of biodiversity or impacts to marine ecosystems affecting tourist destinations; reduced availability of water; and insect plagues. In addition, the transition to a low carbon economy may result in new or stricter legal regulations (including new carbon taxes or greenhouse gas restrictions or reporting requirements) and other related changes, including changes in customer behavior or preferences and changes in energy consumption practices or energy costs. Transition risks can impact the Bank’s operating costs as well as its credit portfolio, for example, in the event of regulatory or policy changes, or changing market practices, that shift demand among certain business sectors and result in loan defaults from certain industries like coal, thermal and infrastructure.
Negative publicity could damage our reputation and adversely impact our business and financial results.
Reputational risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to attract and retain customers, and may expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices, mortgage servicing and foreclosure practices, corporate governance, regulatory compliance, mergers and acquisitions and related disclosure, sharing or inadequate protection of customer information, and actions taken by government regulators and community organizations in response to that conduct. For example, in the past, we have experienced outages in our internet banking, mobile banking and payment utilities, including an outage in our internet banking and payment system in November 2020 due to a power failure in the primary data center. See “
—A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operation or financial condition
”.
Many of our branches have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing branches, which adversely affects our profitability.
As at March 31, 2017, we had 4,715 branches, and as at March 31, 2022, we had 6,342 branches, a significant increase in the number of branches. Some of the newly added branches are currently operating at a lower efficiency level as compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal
performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.

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
Additionally, we make available information on our website and in our presentations in order to provide investors a view of our business through metrics similar to what our management uses to measure our performance. Some of the information we make available from time to time may be in relation to our unconsolidated or consolidated results under Indian GAAP or under U.S. GAAP. Potential investors should read any notes or disclaimers to such financial information when evaluating our performance to confirm how the information is being presented, since the information that may have been prepared with a different presentation may not be directly comparable.
The Ministry of Corporate Affairs, in its press release dated January 18, 2016, had issued a roadmap for implementation of Indian Accounting Standards
(“IND-AS”)
converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) with certain carve-outs for scheduled commercial banks, insurance companies and non-banking
financial companies (the “Roadmap”). This Roadmap required such institutions to prepare
IND-AS-based
financial statements for the accounting periods commencing on or after April 1, 2018, and to prepare comparative financial information for accounting periods beginning April 1, 2017 and thereafter. The RBI, in its circular dated February 11, 2016, required all scheduled commercial banks to comply with
IND-AS
for financial statements for the same periods stated above. The RBI did not permit banks to adopt
IND-AS
earlier than the above timelines. The RBI circular also stated that the RBI will issue instructions, guidance and clarifications, as and when required, on the relevant aspects of the implementation of
IND-AS.
In April 2018, the RBI deferred the effective date for implementation of
IND-AS
by one year, by which point the necessary legislative amendments were expected to have been completed. The legislative amendments recommended by the RBI are under consideration by the Government of India. Accordingly, the RBI, in its circular dated March 22, 2019, deferred the implementation of
IND-AS
until further notice.
In conjunction with the implementation of
IND-AS
for our local Indian results, we may adopt IFRS for the purposes of our filings pursuant to Section 13 or 15(d) of, and our reports pursuant to
Rule13a-16
or
15d-16
under, the Exchange Act. Should we choose to do so, our first year of reporting in accordance with IFRS would be the same as the accounting period for
IND-AS,
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
We may from time to time undertake acquisitions as part of our growth strategy, which could subject us to a number of risks, such as: (i) the rationale and assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) we may fail to successfully integrate any acquired business, including its technologies, products and personnel; (iii) we may fail to retain key employees, customers and suppliers of any acquired business; (iv) we may be required or wish to terminate pre-existing
contractual relationships, which could prove costly and/or be executed at unfavorable terms and conditions; (v) we may fail to discover certain contingent or undisclosed liabilities in businesses that we acquire, or our due diligence to discover any such liabilities may be inadequate; and (vi) it may be necessary to obtain regulatory and other approvals in connection with certain acquisitions, and there can be no assurance that such approvals will be obtained, and even if granted, that there will be no burdensome conditions attached to such approvals, all of which could materially and adversely affect our business, results of operations and financial conditions.
The Banking Regulation Act, 1949 gives powers to the RBI to undertake amalgamations of banking companies. In the past, the RBI has ordered mergers of riskier banks with banks that had larger balance sheets, primarily in the interest of the depositors. For example, the Government of India announced the amalgamation of 10 public sector banks into four larger banks in April 2020 as part of a consolidation measure to create fewer banks that would be individually larger in scale. More recently, Lakshmi Vilas Bank Ltd. was amalgamated with DBS Bank India Limited with effect from November 27, 2020. Any such direction by the RBI in relation to our Bank could have an adverse effect on our business or that of our subsidiaries.
Credit Risks
If the level of
non-performing
loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.
Our gross
non-performing
customer assets represented 1.32 percent of our gross customer assets as of March 31, 2022. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and the overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2022, 68.4 percent of our loan book was partially or fully secured by collateral. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented, and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing
loans. See Note 9 “
Loans
” in our consolidated financial statements. As a result of the
COVID-19
pandemic, the Government and the RBI implemented various regulatory measures, including those aimed at alleviating financial pressure on borrowers. These measures included a moratorium on debt repayments and temporary permission to classify certain distressed loans as “Standard” if the cause of the distress was related to the pandemic. See “—
The
COVID-19
pandemic may have a material adverse effect on our business, financial condition and results of operation
”.
Provisions are created by a charge to expense and represent our estimate for loan losses and risks inherent in the credit portfolio. See “
Selected Statistical
Information—Non-performing
Loans
”. The determination of an appropriate level of loan losses and provisions required inherently involves a degree of subjectivity and requires that we make estimates of current credit risks and future trends, all of which may undergo material changes. Our provisions may not be adequate to cover any further increase in the amount of non-performing
loans or any further deterioration in our
non-performing
loan portfolio. Further, as part of its supervision process, the RBI assesses our asset classification and provisioning requirements. In the event that additional provisioning is required by the RBI, our net income, balance sheet and capital adequacy could be affected, which could have a material adverse impact on our business, future financial performance, shareholders’ equity and the price of our equity shares. If we are not able to continue to reduce our existing non-performing
loans, or if there is a significant increase in the amount of new loans classified as non-performing
loans as a result of a change in the methodology of
non-performing
loans classification mandated by the RBI or otherwise, our asset quality may deteriorate, our provisioning for probable losses may increase and our business, future financial performance and the trading price of our equity shares and ADSs could be adversely affected. In addition, we are a relatively young bank operating in a growing economy, and we have not yet experienced a significant and prolonged downturn in the economy.
A number of factors outside of our control affect our ability to control and reduce non-performing
loans. These factors include developments in the Indian economy, domestic or global turmoil, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI or the Government of India and
COVID-19
related regulatory changes, including those on the classification of non-performing
loans and repayment moratoriums. For example, recently, certain state governments have announced waivers of amounts due under agricultural loans provided by the banks. Demands for similar waivers have been raised by farmers in other states as well. Also, in the past, the central and state governments have waived farm loans from time to time to provide some respite to the debt-ridden agricultural sector. It is unclear when the governments will compensate the banks for the waivers so announced. Further, such frequent farm waivers may create expectations of future waivers among the farmers and lead to a delay in or cessation of loan repayments, which may lead to a rise in our non-performing
loans. These factors, coupled with other factors such as volatility in commodity markets, declining business and consumer confidence and decreases in business and consumer spending, could impact the operations of our customers and in turn impact their ability to fulfill their obligations under the loans granted to them by us. In addition, the expansion of our business may cause our non-performing
loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing
loans further increase, we will be required to increase our provisions, which would result in our net income being less than it otherwise would have been and would adversely affect our financial condition.

We have high concentrations of exposures to certain customers and sectors, and if any of these exposures were to become non-performing,
the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.
As of March 31, 2022, our largest single customer exposure, based on the higher of the outstanding balances of, or limit on, funded and non-funded
exposures, calculated based on our Indian GAAP financial statements, was Rs. 266.2 billion, representing 10.4 percent of our capital funds which comprised Tier I and Tier II capital. Similarly our 10 largest customer exposures totaled Rs. 1,725.1 billion, representing 67.5 percent of our capital funds. None of our 10 largest customer exposures was classified as non-performing
as of March 31, 2022. However, if any of our 10 largest customer exposures were to become non-performing,
our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “
Management’s Discussion and Analysis of Financial Condition and Results of Operations
” for a detailed discussion on customer exposures. The RBI has released guidelines on the LEF, which are revised from time to time. The guidelines govern exposure of banks to a single counterparty and a group of connected counterparties. Under this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20 percent of the bank’s available eligible capital base at all times, and the sum of all the exposure values of a bank to a group of connected counterparties (as defined in the guidelines) must not be higher than 25 percent of the bank’s available eligible capital base at all times. The eligible capital base for this purpose is the effective amount of Tier I capital fulfilling the criteria mentioned in the Basel III guidelines issued by RBI as per the last audited balance sheet. As of March 31, 2022, there were no exposures which exceeded the ceiling permitted under the LEF guidelines.
As a result of the
COVID-19
pandemic, the RBI in its circular dated May 23, 2020, increased the permitted exposure of a bank to a group of connected counterparties from 25 percent to 30 percent of the eligible capital base of a bank. The increased limit applied until June 30, 2021. See also “
—The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
The RBI in its circular from February 2021 exempted from the framework lending by foreign sovereigns or their central banks that are subject to a 0.0 percent risk weight under the Basel III guidelines, and where such lending is denominated in the domestic currency of that sovereign and met out of resources of the same currency. Further, through its circular issued in March 2021, the RBI determined that non-centrally
cleared derivatives exposures will continue to be outside the purview of exposure limits until September 30, 2021. For further details on the LEF, see “
Supervision and Regulation—Large Exposure Framework
”.
In April 2022, the RBI issued the master circular on prudential norms on income recognition, asset classification and provisioning pertaining to advances, which consolidates the guidelines for resolution of stressed assets. In 2019, the RBI has replaced the framework for the resolution of stressed assets (including the framework for revitalizing distressed assets, joint lenders forum mechanism, strategic debt restructuring and the scheme of sustainable structuring of stressed assets). As per the existing guidelines, the lenders must recognize developing stress in loan accounts, immediately on default. Lenders must put in place policies approved by their board of directors for the resolution of stressed assets, including the timelines for such resolution, and they are expected to initiate implementation of the resolution plan even before default occurs. If a default occurs, however, lenders have a review period of 30 days within which their resolution strategy is to be decided. The RBI guidelines provide the timelines within which the banks are required to implement the resolution plan, depending on the aggregate exposure of the borrower to the lender. For large accounts with the aggregate exposure of the lenders being Rs. 20.0 billion or more, the RBI has specified that the resolution plan must be implemented within 180 days from the end of the review period. If there is a delayed implementation of the resolution plan, lenders are required to make an additional provision of 20 percent of the total amount outstanding, in addition to the provisions already held and provisions required to be made as per asset classification status of the borrower’s account, subject to a total provisioning of 100 percent of the total amount outstanding. Lenders are required to make appropriate disclosures of resolution plans implemented in their financial statements under “Notes on Accounts”.
As a result of the
COVID-19
pandemic, the RBI in its circulars dated April 17, 2020 and May 23, 2020, temporarily relaxed the review period, as well as the timeline for the resolution of distressed assets for lenders. With respect to accounts which fell within the review period as of March 1, 2020, the period from March 1, 2020 to August 31, 2020 will be excluded from the calculation of the
30-day
review period. With respect to all such accounts, the residual review period will resume from September 1, 2020, upon expiry of which the lenders will have the usual 180 days for resolution. Further, with respect to the accounts where the review period was complete, but the
180-day
resolution period had not expired by March 1, 2020, the timeline for resolution was to be extended by 180 days from the date on which the
180-day
period was originally set to expire. Consequently, the requirement to make an additional provision of 20 percent for delays in implementing the resolution plan would only be triggered once the extended resolution period expires.

As a result of the impact of the
COVID-19
pandemic, the RBI through its circulars dated August 2020, September 2020 and August 2021, issued certain guidelines in relation to the resolution of distressed assets, with the intent to facilitate the revival of real sector activities and mitigate the impact on the ultimate borrowers. The RBI provided a window under the prudential framework described above to enable lenders to implement a resolution plan in respect of (i) eligible corporate exposures without a change in ownership and (ii) personal loans, while classifying such exposures as “Standard”, subject to specified conditions. The lending institutions are permitted to provide resolution under such a facility only to borrowers who are experiencing financial distress as a result of
COVID-19.
The RBI also provided specific thresholds (ceilings or floors, as the case may be) for certain key ratios that should be considered by the lending institutions in the resolution assumptions with respect to an eligible borrower. In May 2021 and June 2021, on account of the resurgence of the
COVID-19
pandemic in India, the RBI issued an additional set of measures broadly in line with the circulars referred to above. The RBI permitted lending institutions to offer a limited window to individual borrowers and small businesses to implement resolution plans in respect of their credit exposures while classifying the same as ‘Standard’ upon implementation of the resolution plan, subject to certain specified conditions. In respect of individuals who have availed themselves of business loans and small businesses where resolution plans had been implemented under the guidelines set out in the circular from August 2020 described above, lending institutions are permitted until September 30, 2021, as a one-time
measure, to review the working capital sanctioned limits and/or drawing power based on a number of factors, including a reassessment of the borrower’s working capital cycle and a reduction in the borrower’s margins, without such review being treated as restructuring. By March 31, 2022, the margins and working capital limits were restored to the levels set by the resolution plan implemented under the circular from August 2020. The circular also lists the disclosure requirements for the lending institutions with respect to the resolution plans implemented. In August 2020, May 2021 and June 2021, the RBI also issued guidelines for the restructuring of existing loans to micro, small and medium enterprises classified as “Standard”, without a downgrade in the asset classification, subject to certain conditions. See also “
—The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
As of March 31, 2022, our largest industry concentrations, based on RBI guidelines, were as follows: financial institutions (6.5 percent), power (4.6 percent), NBFC (3.6 percent) and retail trade (3.6 percent). In addition, as of March 31, 2022, 22.4 percent of our exposures were consumer loans. Industry-specific difficulties in these or other sectors may increase our level of non-performing
customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2022, our non-performing
loans and credit substitutes as a percentage of total
non-performing
customer assets in accordance with U.S. GAAP were concentrated in the following industries: agriculture production-food (11.9 percent), retail trade (7.7 percent), agriculture-allied (6.7 percent) and road transportation (6.6 percent). In addition, 18.0 percent of our non-performing
customer assets were consumer loans.
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
The RBI prescribes guidelines on PSL in India. Under these guidelines, banks in India are required to lend 40.0 percent of their adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance
sheet exposures (“CEOBE”), whichever is higher, as defined by the RBI and computed in accordance with Indian GAAP figures, to certain eligible sectors categorized as priority sectors. The priority sector requirements must be met with reference to the higher of the ANBC and the CEOBE as of the corresponding date of the preceding year. PSL achievement is to be evaluated at the end of the fiscal year based on the average of priority sector target/sub-target
achievement as at the end of each quarter of that fiscal year. See “
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
Further, the RBI has directed banks to maintain direct lending to non-corporate
farmers at the banking system’s average level for the last three years, which would be notified by the RBI at the beginning of each year. The target for fiscal year 2022 was 12.73 percent. The RBI has also directed banks to continue to pursue the target of 13.5 percent of ANBC towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines. If we fail to adhere to the RBI’s policies and directions, we may be subject to penalties, which may adversely affect our results of operations. Furthermore, the RBI can make changes to the types of loans that qualify under the PSL scheme. Changes that reduce the types of loans that can qualify toward meeting our PSL targets could increase shortfalls under the overall target or under certain sub-targets.
In August 2020, the RBI issued new guidelines requiring all MSMEs to register on the Government’s “Udyam” portal by March 2021. The Udyam Registration Certificates (“URCs”) were made mandatory to classify lending to MSMEs as PSL. Subsequently, until March 2022 the RBI granted a relaxation in URC requirements to enterprises for which the erstwhile eligible documentation had been obtained up to June 30, 2020. This relaxation has been extended up to June 30, 2022. As of the date of this annual report, registration count published on Udyam suggests that the majority of enterprises are yet to register. Going forward, this low registration count could adversely impact our PSL achievement. In September 2020, the RBI issued new guidelines through which it increased the target for lending to small and marginal farmers and economically weaker sections in a phased manner through fiscal year 2024 to 10.0 percent and 12.0 percent, respectively.

Our total PSL achievement for fiscal year 2022 stood at 40.63 percent as against a requirement of 40 percent, and our achievement of direct lending to non-corporate
farmers stood at 7.58 percent for fiscal year 2022 as against a requirement of 12.73 percent. Our achievement of lending to micro enterprises stood at 6.54 percent as against a target of 7.5 percent. Lending to the total agricultural sector stood at 10.80 percent as against a requirement of 18 percent, and lending to small and marginal farmers stood at 2.35 percent, against the requirement of 9.0 percent. Advances to sections termed “weaker” by the RBI were 4.17 percent against the requirement of 11.0 percent. Beginning in fiscal year 2022, the RBI assigns weightages to incremental priority sector credit in identified districts. A higher weight (125 percent) will be assigned in the identified districts where the credit flow is comparatively lower, and a lower weight (90 percent) will be assigned in districts where the credit flow is comparatively higher. This will be valid for up to fiscal year 2024 and will be reviewed thereafter. The districts not further specified will continue to have an existing weightage of 100 percent. Adjustments for weights to incremental PSL credit by the RBI are pending.
In fiscal year 2021, the Government excluded retail and wholesale traders from the MSME definition, which adversely impacted the Bank’s PSL achievement. Following representations made by various industry bodies, the Government reinstated retail and wholesale traders as MSME for priority sector lending in July 2021. Thereafter, the RBI accepted our revised filing of PSL achievement for fiscal year 2021, including the lending to retail and wholesale trader segments. Following the revision, total PSL achievement stood at 39.88 percent, lending to micro enterprises stood at 7.50 percent and advances to sections termed “weaker” by the RBI were 4.26 percent. See “
Supervision and Regulation—Directed Lending
”.
We may experience a higher level of
non-performing
assets in our directed lending portfolio, particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing
assets in the directed lending sector as a percentage to gross loans were 0.56 percent as of March 31, 2022 (0.43 percent as of March 31, 2021). Further increases in the above-mentioned targets of the specified PSL categories could result in an increase in non-performing
assets due to our limited ability to control the portfolio quality under the directed lending requirements.
In addition to the PSL requirements, the RBI has encouraged banks in India to develop a financial inclusion plan for expanding banking services to rural and unbanked centers and to customers who currently do not have access to banking services. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centers and from these customers. As described above, recent changes by the RBI in the directed lending norms may result in our inability to meet the PSL requirements as well as require us to increase our lending to relatively more risky segments, and may result in an increase in non-performing
loans. In addition to the PSL requirements, the RBI has encouraged banks in India to have a financial inclusion plan for expanding banking services to rural and unbanked centers and to customers who currently do not have access to banking services. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centers and from these customers. Future changes by the RBI in the directed lending norms may result in our inability to meet the PSL requirements as well as require us to increase our lending to relatively more risky segments, and may result in an increase in non-performing
loans.
We may be unable to foreclose on collateral in a timely fashion or at all when borrowers default on their obligations to us, or the value of collateral may decrease, any of which may result in failure to recover the expected value of collateral security, increased losses and a decline in net income.
Although we typically lend on a cash flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2022, 68.4 percent of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral, due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, our records of borrowers’ and guarantors’ addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline. For example, the global economic slowdown and other domestic factors had led to a downturn in real estate prices in India, which negatively impacted the value of our collateral.
The RBI has introduced various mechanisms, from time to time, to enable the lenders to timely resolve and initiate recovery with regards to stressed assets. In April 2022, the RBI issued the master circular on prudential norms on income recognition, asset classification and provisioning pertaining to advances, which consolidated the RBI’s (Prudential Framework for Resolution of Stressed Assets) Directions 2019. In 2019, the RBI had replaced the erstwhile framework for the resolution of stressed assets (including the framework for revitalizing distressed assets, joint lenders forum mechanism, strategic debt restructuring and the scheme of sustainable structuring of stressed assets). See “
Supervision and Regulations—Resolution of Stressed Assets
”.

The Insolvency and Bankruptcy Code was introduced in 2016, with the aim to provide for the efficient and timely resolution of insolvency of all persons, including companies, partnership firms, limited liability partnerships and individuals. For further details, see “
Supervision and Regulation—The Insolvency and Bankruptcy Code, 2016
”. However, given the limited experience of this framework, there can be no assurance that we will be able to successfully implement the above-mentioned mechanisms and recover the amounts due to us in full. Furthermore, in order to provide relief to corporate entities, which may be facing financial distress as a result of the
COVID-19
pandemic, the Insolvency and Bankruptcy Code was amended with effect from June 5, 2020. Pursuant to the amendment, no application for the initiation of a corporate insolvency resolution process of a corporate debtor can be filed under the Insolvency and Bankruptcy Code, in relation to a default arising on or after March 25, 2020, for a period of six months or such further period, not exceeding one year from such date, as may be notified. The Insolvency and Bankruptcy Code (Amendment) Act 2021 provides among others things, for a pre-packaged
insolvency resolution process for corporate debtors which are classified as micro, small or medium enterprises. The objective of this amendment is to provide an efficient alternative insolvency resolution process for micro, small and medium enterprises which is efficient and cost effective. The inability to foreclose on such loans due or otherwise liquidate our collateral may result in failure to recover the expected value of such collateral security, which may, in turn, give rise to increased losses and a decline in net income. See also “
—The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment
by a borrower of one of these loans, we may be unable to collect the unpaid balance.
We offer unsecured personal loans and credit cards to the retail customer segment, including salaried individuals and self-employed professionals. In addition, we offer unsecured loans to small businesses and individual businessmen. Unsecured loans are a greater credit risk for us than our secured loan portfolio because they may not be supported by realizable collateral that could help ensure an adequate source of repayment for the loan. Although we normally obtain direct debit instructions or postdated cheques from our customers for our unsecured loan products, we may be unable to collect in part or at all in the event of non-payment
by a borrower. Further, any expansion in our unsecured loan portfolio could require us to increase our provision for credit losses, which would decrease our earnings. Also see “
Business—Retail Banking—Retail Loans and Other Asset Products
”.
Risks Relating to Our Industry
RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us, such as with HDFC Limited, which could restrict the growth of our business and operations.
RBI guidelines prescribe a policy framework for the ownership and governance of private sector banks. Under Section 12 of the Banking Regulation Act 1949, as amended, no person holding shares in a financial institution shall, in respect of any shares held by such person, exercise voting rights in excess of 10 percent of the total voting rights of all the shareholders of such financial institution; provided that the RBI may increase, in a phased manner, such ceiling on voting rights from 10 to 26 percent. The notification dated July 21, 2016 issued by RBI and published in the Gazette of India dated September 17, 2016 states that the current ceiling voting rights is at 26 percent. In May 2016, RBI issued the RBI (Ownership in Private Sector Banks) Directions 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The guidelines specify the following ownership limits for shareholders based on their categorization:

(i)
In the case of individuals and
non-financial
entities (other than promoters/a promoter group), 10 percent of the paid-up
capital. However, in the case of promoters being individuals and non-financial
entities in existing banks, the permitted promoter/promoter group shareholding shall be as prescribed under the February 2013 guidelines,
i.e.
, 15 percent.

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

In June 2020, the RBI set up an internal working group to examine and review the extant licensing and regulatory guidelines relating to ownership and control, corporate structure of private sector banks and other related issues. The group submitted its report in October 2020, and some of the key recommendations are as follows: (i) the cap on promoters’ stakes over the course of 15 years may be raised from the current level of 15.0 percent to 26.0 percent of the paid-up
voting equity share capital of the bank; (ii) the RBI may introduce regulations in relation to the issuance of ADRs and GDRs by banks, which ensure that such issuances are not used by dominant shareholders to indirectly enhance their voting power, including mandating prior approval by the RBI before entering into agreements with depositories, requiring a provision in the depository agreement assigning no voting rights to depositories and a mechanism for disclosure of the details of the ultimate depository receipt holders so that indirect holdings can be disclosed along with direct holdings; (iii) large corporate/industrial houses may be allowed as promoters of banks only after necessary amendments to the Banking Regulations Act 1949;
(iv) non-operative
financial holding companies (“NOFHCs”) should continue to be the preferred structure for all new licenses to be issued for Universal Banks. However, NOFHC structures should be mandatory only in cases where the individual promoters, promoting entities and converting entities have other group entities; and (v) listing requirements for small finance banks, payments banks and universal banks. For further details, see “
Supervision and Regulation—Entry of New Banks in Private Sector
”. If some, or all, of the recommendations in this report are implemented, a change of control or business combination of the Bank may be discouraged or prevented, which could restrict the growth of our business and operations.
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
Additionally, under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”), all related party transactions, including any subsequent material modification, will require approval from the audit committee of the listed entity subject to the conditions mentioned in the SEBI Listing Regulations. Further, all material related party transactions (based on the threshold provided under the SEBI Listing Regulations), including any subsequent material modification, will require prior shareholders’ approval. Further, pursuant to the SEBI Listing Regulations, no related party shall vote to approve such resolutions regardless of being a related party to the particular transaction or not. For transactions with HDFC Limited, shareholder approvals have been obtained for fiscal year 2021. However, if we are unable to obtain the necessary shareholder approvals for transactions with HDFC Limited in the future, we would be required to forego certain opportunities, which could have a material adverse effect on our financial performance.
Reforms to and replacement of IBORs and certain other rates or indices may adversely affect our reputation, business, financial condition and results of operations.
There continues to be a major transition in progress in the global financial markets with respect to the replacement of IBORs, including the London Interbank Offered Rate (LIBOR), and certain other rates or indices that serve as “benchmarks”. Such benchmarks have been used extensively across the global financial markets and in our business. However, there continue to be risks and challenges associated with the transition from IBORs that may result in consequences that cannot be fully anticipated, which expose us to various financial, operational, supervisory, conduct and legal risks, which we continue to monitor closely.

On July 27, 2017, the United Kingdom Financial Conduct Authority announced that it will no longer compel or persuade banks to contribute to the LIBOR rate setting after 2021. As at the end of December 2021, the publication of most LIBOR settings has ceased and the global financial markets generally transitioned away from the use of all LIBOR settings, except for the publication until June 30, 2023 of certain U.S. dollar LIBOR settings. While alternate reference rates for the different currencies have been identified, there is still a lack of clarity or consensus about the use of these rates for all types of instruments that have referenced LIBOR. The impact of the transition to alternative reference rates is therefore uncertain and could adversely affect loans, securities and other instruments that reference, or are indirectly affected by LIBOR. In India, the Mumbai Inter-bank Forward Outright Rate (“MIFOR”) is calculated using rolling forward premia in percentage terms along with the US$ LIBOR for the respective tenures up to 12 months. The Financial Benchmark India Private Limited has commenced publishing an Adjusted MIFOR from June 15, 2021, which is used for legacy contracts, and has modified the MIFOR from June 30, 2021, which is used for new contracts. On July 8, 2021, the RBI issued a roadmap for LIBOR transition advising banks to use these alternate rates instead of MIFOR from December 31, 2021 except for managing risks pertaining to pre-existing
MIFOR exposures.
The LIBOR transition project is being successfully implemented within the Bank. We have adhered to the International Swaps and Derivatives Association, Inc. (“ISDA”) protocol for derivative contracts and are in discussion with counterparties which have outstanding legacy derivative trades, referencing LIBOR, which are to be discontinued post June 30, 2023 for early adherence to the protocol/amended fallback agreement. The inclusion of fallback clauses in the existing loan contracts that are linked to LIBOR currencies other than US$ is complete. While fallback language for US$ LIBOR-linked loans is expected to be implemented before June 2023, there continue to be risks and challenges associated with the transition from IBORs that cannot be fully anticipated at present. This exposes us to various financial, operational, supervisory, conduct and legal risks, which we continue to monitor closely.
Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up
equity share capital.
Aggregate foreign investment from all sources in a private sector bank is permitted up to 49 percent of the paid-up
capital under the automatic route. This limit can be increased to 74 percent of the paid-up
capital with prior approval from the Government of India. Pursuant to a letter dated February 4, 2015, the Foreign Investment Promotion Board has approved foreign investment in the Bank up to 74 percent of its paid-up
capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. If the Bank is subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on the Bank’s results of operation and financial condition. The RBI had previously imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted such restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74 percent. Thereafter, the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74 percent again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed
the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, SEBI also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2022, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 68.69 percent, respectively, of the paid-up
capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively, affect the price of the Bank’s shares and could limit the ability of investors to trade the Bank’s shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through future issuances of additional equity shares, which could have a material adverse effect on our business and financial results. See “
Supervision and Regulation—Foreign Ownership Restriction
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

We have been able to retain and increase our share of business in cash management services through traditional product offerings as well as by offering new age electronic banking services. However, with new entrants in the payment space such as new payment banks now being granted licenses to conduct business and certain financial technology companies, the competition in the payments landscape is likely to increase. Technological advances and the growth of
e-commerce
have made it possible for nonbanks to offer products and services that traditionally were banking products such as electronic securities trading, payments processing and online automated algorithmic-based investment advice. The introduction of Central Bank Digital Currencies could potentially have significant impacts on the banking system and the role of commercial banks within it by disrupting the current provision of banking products and services. It could allow new competitors, some previously hindered by banking regulation (such as FinTechs), to provide customers with access to banking facilities and increase disintermediation of banking services. New technologies have required and could require us to spend more to modify or adapt its products or make additional capital investments to attract and retain clients and customers or to match products and services offered by its competitors, including technology companies. Any increased competition within the payment space, any introduction of a more advanced payment system in India or an inability for us to sustain our technology investments, may have a material adverse effect on our financial condition.
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
The Government of India regulates foreign ownership in private sector banks. Foreign ownership up to 49 percent of the paid-up
capital is permitted in Indian private sector banks under the automatic route and this limit can be increased up to 74 percent with prior approval of the Government of India. However, under the Banking Regulation Act, read together with the Reserve Bank of India (Ownership in Private Sector Banks) Directions 2016, a shareholder cannot exercise voting rights in excess of 10 percent of the total voting rights of all the shareholders of a financial institution. The RBI may increase the ceiling on voting rights in a phased manner up to 26 percent. The notification dated July 21, 2016 issued by RBI and published in the Gazette of India on September 17, 2016 states that the current ceiling on voting rights is at 26 percent. The RBI has also from time to time issued various circulars and regulations regarding ownership of private banks and licensing of new private sector banks in India. See “
Supervision and Regulation—Entry of new banks in the private sector
”. Reduced restrictions on foreign ownership of Indian banks could lead to a higher presence of foreign banks in India and thus increase competition in the industry in which we operate.
In February 2013, the RBI released guidelines for the licensing of new banks in the private sector. The RBI permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned NOFHC route, subject to compliance with certain specified criteria. Such a NOFHC was permitted to be the holding company of a bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. Pursuant to these guidelines, in fiscal year 2016 IDFC Bank and Bandhan Bank commenced banking operations.
In November 2014, the RBI released guidelines for the licensing of payments banks (“Payments Banks Guidelines”) and small finance banks (“Small Finance Banks Guidelines”) in the private sector. This has led to the establishment of new payments banks and small finance banks, which have increased competition in the markets in which we operate. In December 2019, the RBI released guidelines for continuous licensing of small finance banks (the “December 2019 Guidelines”), lowering regulatory burdens for new market entrants, which may further increase competition in this segment of the market. The December 2019 Guidelines stated that a Standing External Advisory Committee (“SEAC”) comprising eminent persons with experience in banking, the financial sector and other relevant areas, will evaluate the applications and that the constituent members of the SEAC will be announced by the RBI. In March 2021, the RBI announced the constituent members of the SEAC, which will have a tenure of three years. The RBI in its circular dated March 28, 2020 issued modifications to Payments Bank Guidelines and the Small Finance Banks Guidelines to harmonize them with the December 2019 Guidelines.

In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. See “
Supervision and Regulation—Entry of new banks in the private sector
”.
In August 2016, the RBI released final guidelines for
“on-tap”
Licensing of Universal Banks in the Private Sector. The guidelines aim at moving from the current “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or
“on-tap”
licensing regime. Among other things, the new guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the new guidelines make the NOFHC structure non-mandatory
in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities. In 2021, a few entities had applied for “on tap” licenses pursuant to the above mentioned guidelines. The RBI has assessed the applications and, in May 2022, released the names of the applicants which were found not suitable for being granted in-principle
approval.
If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.
In accordance with U.S. GAAP, we have accounted for our acquisitions of business using the acquisition method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the implied fair value of the reporting unit as of the test date against the carrying value of the assets and liabilities of that reporting unit as of the same date. See Note 2v “
Summary of Significant Accounting Policies—Business combination
” and Note 2w “
Summary of Significant Accounting Policies—Goodwill
” in our consolidated financial statements.
Risks Relating to Our Ownership Structure and the Proposed Transaction
The Scheme with HDFC Limited is subject to a number of conditions, some of which are outside of the parties’ control, and, if these conditions are not satisfied, the Scheme may be terminated and the Proposed Transaction may not be completed.
On April 4, 2022, the Bank’s Board of Directors approved a composite scheme of amalgamation (the “Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into HDFC Bank, under Sections 230 to 232 of the Companies Act and other applicable laws including the rules and regulations (the “Proposed Transaction”). The Proposed Transaction is subject to the disclosure requirements, rules and practices applicable in India, which differ from those of the United States, in particular from the requirements of the U.S. proxy solicitation and tender offer rules of the Exchange Act.
The Scheme and completion of the Proposed Transaction are subject to customary closing conditions, including the receipt of requisite approvals from the RBI, the Competition Commission of India, the National Housing Bank, the Insurance Regulatory and Development Authority of India, the Pension Fund Regulatory and Development Authority, the National Company Law Tribunal (the “Tribunal”), Securities Exchange Board of India, BSE Limited, the National Stock Exchange of India Limited and other applicable statutory and regulatory authorities, and the respective shareholders and creditors, under applicable law, and such other conditions as may be mutually agreed between HDFC Limited and the Bank. The required satisfaction (or, to the extent permitted under applicable law, waiver) of the foregoing conditions could delay the completion of the Proposed Transaction for a significant period of time or prevent it from occurring. Any delay in completing the Proposed Transaction could cause us not to realize some or all of the benefits that we expect the Proposed Transaction to achieve. There can be no assurance that such conditions will be satisfied in a timely manner or at all, or that an effect, event, development or change will not transpire that could delay or prevent these conditions from being satisfied.
If the Proposed Transaction is not completed for any reason, the trading price of our equity shares and ADSs may decline to the extent that the market price of our equity shares and ADSs reflects positive market assumptions that the Proposed Transaction will be completed and the related benefits will be realized. In addition, if the Proposed Transaction is not completed or in the event of any of the said approvals not being obtained or complied with or satisfied or the Scheme not being sanctioned by the Tribunal or orders not being passed as aforesaid before the expiry of 24 months from the last of the dates of approval of the Scheme by the respective Boards of each of the parties to the Scheme (the “Parties”), either we, HDFC Limited, HDFC Investments Limited or HDFC Holdings Limited may terminate this Scheme and upon such termination the Scheme shall stand revoked, cancelled and be of no effect; provided that, in case of non-satisfaction
of any other conditions precedent, the Parties shall proceed in such manner as may be mutually agreed between them. We or HDFC Limited may also elect to terminate the Scheme in certain other circumstances, and the Parties, acting jointly and not individually, may withdraw the Scheme from the Tribunal at any time before the Scheme has become effective.

Uncertainty about the Proposed Transaction may adversely affect the relationships of the Parties with their respective investors, customers, business partners and employees, whether or not the Proposed Transaction is completed.
We have incurred, and will continue to incur, significant transaction expenses in connection with the Proposed Transaction, regardless of whether the Proposed Transaction is completed, such as legal, accounting, financial advisory, compliance and integration costs. The risks arising in connection with any failure to complete the Proposed Transaction may have an adverse effect on our business, operations, financial results and the price of our equity shares and ADSs.
We may also be subject to additional risks if the Proposed Transaction is not completed, including limitations on our ability to retain and hire key personnel; reputational harm including relationships with investors, customers and business partners due to the adverse perception of any failure to successfully complete the Proposed Transaction; and potential disruption to our business and distraction of our workforce and management team to pursue other opportunities that could be beneficial to us, in each case without realizing any of the benefits of having the Proposed Transaction completed. We could also be subject to litigation related to any failure to complete the Proposed Transaction or any related action that could be brought to enforce a party’s obligations under the Scheme.
In response to the announcement of the Proposed Transaction, existing or prospective customers or persons with whom we have business relationships, may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with us in connection with the Proposed Transaction, which could negatively affect our revenues, earnings and cash available for distribution, as well as the price of our equity shares and ADSs, regardless of whether the Proposed Transaction is completed. Our current and prospective employees may experience uncertainty about their future roles with us following the Proposed Transaction, which may materially adversely affect our ability to attract, retain or motivate key management and other personnel during the pendency of the Proposed Transaction.
The Scheme with HDFC Limited may be more difficult, costly or time-consuming than expected, and implementation may fail to realize the anticipated benefits of the merger and will expose us to incremental regulatory requirements.
The success of the Proposed Transaction will depend, in part, on our ability to realize the anticipated cost savings from combining the businesses under the Scheme. To realize those anticipated benefits and cost savings, HDFC Bank and HDFC Limited must successfully integrate and combine their businesses without adversely affecting current revenues and future growth. If we do not successfully achieve these objectives, the anticipated benefits of the Proposed Transaction may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the Proposed Transaction could be less than anticipated, and integration may result in additional and unforeseen expenses.
An inability to realize the full extent of the anticipated benefits of the Proposed Transaction, as well as any delays encountered in the integration process, could have an adverse effect upon our revenues, earnings, levels of expenses and results of operations following the completion of the Proposed Transaction, which may negatively affect the price of our equity shares and ADSs. Integrating entities of such size and complexity will require substantial resources including time, expense and effort from the management. If management’s attention is diverted or there are any difficulties associated with integrating such businesses, our results of operations could be adversely affected during this transition period and for an undetermined period after completion of the Proposed Transaction.
Further, once the Scheme is effective, HDFC Banks’s net interest income, profitability and return on equity may all be lower, at least in the short term, than in past periods due to the merging of HDFC Limited’s higher capital cost, liabilities and large capital base.
Additionally, HDFC Bank is subject to various regulatory requirements, including capital and liquidity requirements prescribed by the RBI. Upon the Scheme becoming effective, HDFC Bank as a combined entity may have heightened requirements to meet in this regard, including meeting the incremental Statutory Liquidity Ratio (“SLR”), Cash Reserve Ratio (“CRR”) and Priority Sector Lending (“PSL”) requirements. While we have requested the RBI for certain relaxations in this regard, including in relation to SLR, CRR and PSL requirements, it cannot be assured that those will be granted and if not granted then it cannot be assured that we will be able to meet the aforesaid requirements including the capital and liquidity requirements immediately once the Scheme becomes effective.
HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests.
HDFC Group owned 21.0 percent of our equity as of March 31, 2022. As per our Articles, so long as HDFC Limited, its subsidiary or any other company promoted by HDFC Limited, either singly or in the aggregate, holds not less than 20 percent of the paid-up
equity share capital in the Bank, the Board of Directors of the Bank shall with the approval of the shareholders, appoint the non-retiring
directors from persons nominated by HDFC Limited. HDFC Limited shall be entitled to nominate the part-time Chairman and the Managing Director or the full-time Chairman, as the case may be, subject to the approval of the Board of Directors of the Bank and the shareholders.

Renu Karnad, the Managing Director of HDFC Limited, is a
Non-Executive
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
On July 15, 2014, the RBI issued guidelines in relation to the issuance of long term bonds with a view to encouraging financing of infrastructure and affordable housing. Regulatory incentives in the form of an exemption from the reserve requirements and a relaxation in PSL norms are stipulated as being restricted to bonds that are used to incrementally finance long term infrastructure projects and loans for affordable housing. Any incremental infrastructure or affordable housing loans acquired from other financial institutions, such as those that could be involved in a business combination with HDFC Limited like the Proposed Transaction, to be reckoned for regulatory incentives will require the prior approval of the RBI. We cannot predict the impact any potential business combination, including the Proposed Transaction, would have on our business, financial condition, growth prospects or the prices of our equity shares. See also “
—The Scheme with HDFC Limited is subject to a number of conditions, some of which are outside of the parties’ control, and, if these conditions are not satisfied, the Scheme may be terminated and the Proposed Transaction may not be completed
”.
We may face conflicts of interest relating to our promoter and principal shareholder, HDFC Limited, which could cause us to forgo business opportunities and consequently have an adverse effect on our financial performance.
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
” in our consolidated financial statements for a summary of transactions we have engaged in with HDFC Limited during fiscal year 2022. We currently distribute products of HDFC Limited and its group companies. If we stop distributing these products or forgo other opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance. See also “
—The Scheme with HDFC Limited is subject to a number of conditions, some of which are outside of the parties
’
control, and, if these conditions are not satisfied, the Scheme may be terminated and the Proposed Transaction may not be completed
”.
HDFC Limited may prevent us from using the HDFC Bank brand if they reduce their shareholding in us to below 5 percent.
As part of a shareholder agreement executed when HDFC Bank was formed, HDFC Limited has the right to prevent us from using “HDFC” as part of our name or brand if HDFC Limited reduces its shareholding in HDFC Bank to an amount below five percent of our outstanding share capital. If HDFC Limited were to exercise this right, we would be required to change our name and brand, which could require us to expend significant resources to establish new branding and name recognition in the market as well as undertake efforts to rebrand our banking outlets and our digital presence. This could have a material adverse effect on our financial performance. See also “
—The Scheme with HDFC Limited is subject to a number of conditions, some of which are outside of the parties
’
control, and, if these conditions are not satisfied, the Scheme may be terminated and the Proposed Transaction may not be completed
”.
Legal and Regulatory Risks
We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.
The RBI is empowered under the Banking Regulation Act to impose penalties on banks and their employees in order to enforce applicable regulatory requirements. During 2019, we received two separate fines for non-compliance
with certain RBI directives. In its order dated February 4, 2019, the RBI imposed a monetary penalty of Rs. 2.0 million on us for failing to comply with the RBI’s KYC and AML standards, as set out in their circulars dated November 29, 2004 and May 22, 2008. In its order dated June 13, 2019, the RBI imposed a monetary penalty of Rs. 10 million on us for failing to comply with the KYC, AML and fraud reporting standards, following an investigation into bills of entry submitted by certain importers. The penalties were imposed under Section 47A(1)(c) and Section 46(4)(i) of the Banking Regulation Act, 1949. We have since implemented corrective action to strengthen our internal control mechanisms so as to ensure that such incidents do not repeat themselves. See “
Supervision and Regulation—Penalties
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

The RBI, through its letter dated December 4, 2020, imposed a monetary penalty of Rs. 0.1 million on the Bank for the failure to settle transactions in Government securities in the Subsidiary General Ledger which led to a shortage in the balance of certain securities in the Bank’s Constituent Subsidiary General Ledger account on November 19, 2020. The Bank has since enhanced its review mechanism to ensure that such incidents do not recur.
SEBI, through its order dated January 21, 2021, levied a penalty of Rs. 10.0 million on the Bank for alleged noncompliance with a SEBI interim order dated October 7, 2019 issued against BRH Wealth Kreators Ltd. (“BRH”). The penalty was levied for the sale of securities pledged by BRH Wealth Kreators Ltd to the Bank, to recover amounts outstanding under recalled credit facilities the Bank had extended to BRH. The Bank filed an appeal against the SEBI order in the Securities Appellate Tribunal (“SAT”) on February 8, 2021. The SAT through its interim order dated February 19, 2021, stayed the operation of the SEBI order dated January 21, 2021 and, through its final order dated February 18, 2022, allowed the Bank’s appeal and quashed SEBI’s order.
On May 27, 2021, the RBI levied a penalty of Rs. 100 million against the Bank for the marketing and sale of third-party non-financial
products to the Bank’s auto loan customers, after concluding that this was in contravention of Section 6(2) and Section 8 of the Banking Regulation Act 1949. The penalty, which was imposed by the RBI using the powers conferred under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act 1949, has been paid by us. In May 2020, following an internal inquiry arising from a whistle-blower complaint, we had determined that certain employees received unauthorized commissions from a third-party vendor of GPS products, with whom we had an agreement to offer GPS devices to our auto loan customers. The personal misconduct of these employees was in violation of our code of conduct and governance standards. We have taken disciplinary action against the employees involved, including separation of services of certain employees, discontinued sale of such third-party non-financial
products, and taken certain other remedial actions.
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
Transactions with counterparties in countries designated as state sponsors of terrorism by the United States Department of State, the Government of India or other countries, or with persons targeted by United States, Indian, EU or other economic sanctions may cause potential customers and investors to avoid doing business with us or investing in our securities, harm our reputation or result in regulatory action which could materially and adversely affect our business.
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
In June 2021 one of our individual customers was designated by the United States as a Specially Designated Global Terrorist (“SDGT”) under Executive Order 13224. We provided several banking, credit and brokerage products and services to this customer, which had been initiated prior to the customer’s designation. With respect to this customer, during the period covered by this report, we blocked five accounts, a credit card, a brokerage account and an investment services account, and terminated two outstanding loans and access to a safe deposit box. We intend to continue blocking this customer’s accounts while he remains designated as an SDGT. Revenue and net income generated in connection with the above-described products and services in the year ended March 31, 2022 were negligible relative to our overall revenue and net income.
Notwithstanding the above case, if we were determined to have engaged in activities targeted by certain United States, Indian, EU or other statutes, regulations or executive orders, we could lose our ability to open or maintain correspondent or payable-through accounts with United States financial institutions, among other potential sanctions. In addition, depending on socio-political developments, even though we take measures designed to ensure compliance with applicable laws and regulations, our reputation may suffer due to our association with certain restricted targets. The above circumstances could have a material adverse effect on our business, financial results and the prices of our securities.
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
Legal proceedings, including lawsuits, investigations by regulatory authorities and other inspections or audits, could result in judgments, fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, or other adverse effects on our business and financial results. For example, on September 3, 2020, a securities class action lawsuit was filed against the Bank and certain of its current and former officers in the United States District Court for the Eastern District of New York (the “Court”). The complaint was amended on February 8, 2021. The amended complaint alleges that the Bank, its former Managing Director, Mr. Aditya Puri, and the present Managing Director & CEO, Mr. Sashidhar Jagdishan, made materially false and misleading statements regarding certain aspects of the Bank’s business and compliance policies, which resulted in the Bank’s ADSs’ price declining on July 13, 2020 thereby allegedly causing damage to the Bank’s investors. On April 9, 2021, the Bank, Mr. Puri, and Mr. Jagdishan served their motion to dismiss the amended complaint, and on July 23, 2021, they served their reply brief in support of the motion and filed all of the motion papers. The Bank’s motion to dismiss remains pending before the Court. The Bank believes that the asserted claims are without merit and intends to vigorously defend against the allegations.
The Bank establishes reserves for legal claims when payments associated with claims become probable and the costs can be reasonably estimated. The Bank may still incur legal costs for a matter even if it has not established a reserve. In addition, the actual cost of resolving a legal claim may be substantially higher than any amounts reserved for that matter. The ultimate resolution of any pending or future legal proceeding, depending on the remedy sought and granted, could materially adversely affect our results of operations and financial condition.
We may breach third-party intellectual property rights.
We may be subject to claims by third parties both inside and outside India, if we breach their intellectual property rights by using slogans, names, designs, software or other such rights, which are of a similar nature to the intellectual property these third parties may have registered. Any legal proceedings which result in a finding that we have breached third parties’ intellectual property rights, or any settlements concerning such claims, may require us to provide financial compensation to such third parties or make changes to our marketing strategies or to the brand names of our products, which may have a materially adverse effect on our business prospects, reputation, results of operations and financial condition.
Technology Risks
We face cyber threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results.
We offer internet banking services to our customers. Our internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards online, requesting account statements and requesting cheque books. We, our employees, customers, regulators and third parties (including providers of products and services) are therefore exposed to various cyber threats related to these services or to other sensitive Bank information, with such threats including: (a) phishing and trojans targeting our customers, whereby fraudsters send unsolicited emails to our customers seeking account-sensitive information or infecting customer computers in an attempt to search and export account-sensitive information; (b) hacking, whereby attackers seek to hack into our website with the primary intention of causing reputational damage to us by disrupting services; (c) data theft, whereby cyber criminals attempt to intrude into our network with the intention of stealing our data or information or to extort money; and (d) leaking, whereby sensitive internal Bank data or customer information is inappropriately disclosed by parties entitled to access it. The financial services industry, including the Bank, is particularly at risk because of the use of and reliance on digital banking and other digital services, including mobile banking products, such as mobile payments and other web-
and cloud-based products and applications and the development of additional remote connectivity solutions, which increase cybersecurity risks and exposure. Attempted cyber threats fluctuate in frequency but are generally increasing in frequency, and while certain of the foregoing events have occurred in the past, we cannot guarantee they will not reoccur in the future. We help protect our customers and organization by investing in our cybersecurity capabilities, helping us to execute our business priorities and grow safely. While we focus on controls to prevent, detect and mitigate the impacts of persistent and increasingly advanced cyber threats, we will likely be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents as the sophistication of cyber-incidents continues to evolve. In addition, cyber incidents may remain undetected for an extended period.

Remote access tools were required to ensure continuity of services during the extended period of the
COVID-19
pandemic. We have assessed our work-from-home setup to ensure that the risks emanating from remote access were addressed and the security posture was not diluted. The work-from-home setup was integrated with our Cyber Security Operations Centre (“SOC”) to monitor IP geolocation and brute force attacks. Despite several measures implemented to control risks resulting from remote access, any failure, cyberattack or other information or security breach that significantly degrades, deletes or compromises our systems or data could adversely impact third parties, counterparties and the critical infrastructure of the financial services industry. There is also the risk of our customers incorrectly blaming us and terminating their accounts with us for a cyber-incident which might have occurred on their own system or with that of an unrelated third party. Any cybersecurity breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and related financial liability.
A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operation or financial condition.
Our ability to operate and remain competitive depends in part on our ability to maintain and upgrade our information technology systems and infrastructure on a timely and cost-effective basis, including our ability to process a large number of transactions on a daily basis. Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Our financial, accounting or other data processing systems and management information systems or our corporate website may fail to operate adequately or become disabled as a result of events that may be beyond our control or may be vulnerable to unauthorized access, computer viruses or other attacks. See “
—We face cyber threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results
”.
Over the past two years, we have experienced outages in our internet banking, mobile banking and payment utilities, including an outage in our internet banking and payment system in November 2020 due to a power failure in the primary data center. In response to these outages, the RBI issued an order on December 2, 2020, (the “December 2020 Order”), advising us to temporarily stop (a) all launches of the digital business-generating activities under our planned Digital 2.0 program and other proposed business-generating IT applications and (b) the sourcing of new credit card customers. In addition, the RBI appointed a third-party auditor to conduct an audit of the Bank’s systems. After completion of that audit, our progress against regulatory commitments has resulted in the partial lifting of the restrictions imposed by the December 2020 Order in August 2021, followed by the full removal of the embargo on the Digital 2.0 program in March 2022.
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
While the Bank is rated
BBB-by
Standard & Poor’s (“S&P”), Moody’s downgraded the Bank’s rating to Baa3 from Baa2, in line with the downgrade in India’s sovereign rating in fiscal year 2021. International rating agencies have pegged the ratings of all Indian banks at the sovereign rating (that is,
BBB-by
S&P and Baa3 by Moody’s). However, domestically the Bank is rated AAA by CRISIL, CARE and India Ratings (the Indian arm of Fitch Ratings), which are the highest credit ratings assigned on the domestic scale.
A significant deterioration in the Bank’s existing financial strength and business position may also pose a rating downgrade risk. The Bank’s rating may also be revised when the rating agencies undertake changes to their rating methodologies. For instance, in April 2015, Moody’s revised its Bank rating methodology and the assessment of government support to banks, following which the ratings of several banks globally, including Indian banks, were revised. Following this methodology change, the Bank’s rating was revised to Baa3 from Baa2 so as to cap it at the Indian sovereign rating at that time.
In addition, the rating of our foreign banking outlets may be impacted by the sovereign rating of the country in which those banking outlets are located, particularly if the sovereign rating is below India’s rating. Pursuant to applicable ratings criteria published by S&P, the rating of any bond issued in a jurisdiction is capped by the host country rating. Accordingly, any revision to the sovereign rating of the countries in which our banking outlets are located to below India’s rating could impact the rating of our foreign banking outlets and any securities issued from those banking outlets. For example, in fiscal year 2016, declining oil prices caused the credit ratings of many oil exporting countries to be downgraded and we had outstanding bonds issued from a branch in such a country which were negatively affected by such downgrade.

Going forward, the risk of a sovereign rating downgrade remains low at present, but it is likely that the sovereign ratings outlook may be revised down, given the slowdown in economic growth and high government debt. No assurance can be given that a further sovereign rating downgrade will not occur. However, any further downgrade in India’s credit rating, or the credit rating of any country in which our foreign banking outlets are located by international rating agencies may adversely impact our business financial position and liquidity, limit our access to capital markets, and increase our cost of borrowing.
If there is any change in tax laws or regulations, or their interpretation, such changes may significantly affect our financial statements for the current and future years, which may have a material adverse effect on our financial position, business and results of operations.
Any change in Indian tax laws, including the upward revision to the currently applicable normal corporate tax rate of 25 percent along with applicable surcharge and cess, could affect our tax burden. Other benefits such as an exemption for interest received in respect of tax-free
bonds and a lower tax rate on long term capital gains on equity shares, if withdrawn in the future, may no longer be available to us. Any adverse order passed by the appellate authorities, tribunals or courts would have an impact on our profitability.
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
The General Anti-Avoidance Rules (“GAAR”) have come into effect from April 1, 2017. The tax consequences of the GAAR provisions being applied to an arrangement could result in denial of tax benefits, amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR provisions are made applicable to us, it may have an adverse tax impact on the Bank.
The Finance Act 2018 has withdrawn exemption previously granted in respect of payment of long term capital gains tax and such tax became payable by the investors from April 1, 2018. We cannot predict whether any tax laws or regulations impacting our products will be enacted, what the nature and impact of the specific terms of any such laws or regulations will be or whether, if at all, any laws or regulations would have a material adverse effect on our business, financial condition and results of operations.
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
Capital flows increased substantially in recent years, reflecting a reassessment of investor expectations about future domestic growth prospects following the election of a pro-reform
government in India in 2019. The rise in oil prices over the last few years has led to an increased current account deficit, which as a percentage of GDP was 2.1 percent in fiscal year 2019. The current account deficit narrowed to 0.9 percent in fiscal year 2020 as a result of an upturn in remittances and an improvement in the trade balance. In fiscal year 2021, due to the
COVID-19
pandemic’s impact on demand, imports declined by 16.6 percent compared to the prior year. However, due to an improvement in the balance for trade in goods and services later in the year, India recorded a rare current account surplus of 0.9 percent of GDP. For fiscal year 2022, India’s current account deficit stood at 1.2 percent of GDP and, for fiscal year 2023, we estimate India’s current account deficit to rise to 3.0 percent of GDP, mainly driven by a higher import bill, reflecting high crude oil prices and a slowdown in export growth due to weak global demand.
In fiscal year 2019, the rupee depreciated by 6.3 percent against the U.S. dollar as a result of rising oil prices, a slowdown in global trade volumes and a general risk aversion towards emerging market currencies (as a result of tariffs and trade war risks). The rupee further depreciated by 8.0 percent in fiscal year 2020, mainly due to investor risk aversion amid weak global demand, weak domestic growth and foreign investment outflows. In fiscal year 2020, the rupee ranged between a high of Rs. 76.37 per US$ 1.00 and a low of Rs. 68.40 per US$ 1.00. The rupee appreciated by 2.8 percent in fiscal year 2021, supported by a weakened U.S. dollar and robust foreign capital inflows. In fiscal year 2021, the rupee traded in the range of
75.08-73.14 per
US$ 1.00. With foreign capital outflows and
geo-political
risks, the rupee depreciated by 3.8 percent against the U.S. dollar in fiscal year 2022.

Going forward, elevated commodity prices, a stronger U.S. dollar and persistent foreign investment outflows are likely to keep the US dollar to rupee exchange rate under pressure. However, in the medium term the dollar rally is expected to pause and commodity prices are expected to come off from their recent highs, providing some respite for the rupee. US$ 1.00 is expected to settle between Rs. 79 and Rs.80 by the end of fiscal year 2023.
Moving ahead, global risk aversion, in particular in the event the
COVID-19
pandemic further escalates, could mean a shift of global fund flows from emerging markets to developed markets over the medium term. Additionally, removal of global liquidity, monetary tightening in developed countries and any escalation in geo-political
tensions could make emerging market assets less attractive. Nevertheless, it remains a possibility that the RBI will intervene in the foreign exchange markets to remove excess volatility in the exchange rate in the event of potential shocks, such as a rise in protectionist tendencies creating panic in emerging market economies or excess financial market volatility in the event of another wave. Any such intervention by the RBI may result in a decline in India’s foreign exchange reserves and, subsequently, reduce the amount of liquidity in the domestic financial system, which could, in turn, cause domestic interest rates to rise.
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
Natural calamities, including those exacerbated by climate change, and public health epidemics could adversely affect the Indian economy or the economies of other countries where we operate which, in turn, could negatively impact our business and the price of our equity shares and ADSs.
India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine the size and duration of their impact on the Indian economy. In particular, the agricultural sector, which constituted approximately 19 percent of India’s GDP in fiscal year 2022 (in current price terms), is particularly sensitive to certain climatic and weather conditions, such as the level and timing of monsoon rainfall. Prolonged spells of below or above normal rainfall or other natural calamities, including those believed to be exacerbated by global or regional climate change, could adversely affect the Indian economy and, in turn, negatively impact our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of severe weather like droughts, floods and cyclones, which could affect the local economy in the countries where we operate and negatively impact our operations in those countries.
Public health epidemics could also disrupt our business. In fiscal year 2010, there were outbreaks of swine flu, caused by the H1N1 virus, in certain regions of the world, including India and several countries in which we operate. After having adversely affected business prospects in fiscal year 2021, restrictions related to the second
COVID-19
wave and emergence of the omicron variant posed challenges to business operations, such as weekend restrictions, travel restrictions and social distancing. Although most such restrictions have been eased, in the event of another wave of infections, economic growth may slow down more than expected. This could in turn adversely affect our business and the price of our equity shares and ADSs.

The COVID-19 pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation.
Public health crises such as the
COVID-19
pandemic or similar outbreaks have, and may continue to, adversely impact our business. On March 11, 2020, the
COVID-19
outbreak was declared a pandemic by the WHO and led to the implementation of various responses, including government-imposed quarantines, travel restrictions,
“stay-at-home”
orders and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations.
India, our main place of business, is in the group of countries most affected by the
COVID-19
pandemic. In 2021, India experienced a “second wave” of
COVID-19,
including a significant surge of
COVID-19
cases following the discovery of a “double mutant” coronavirus variant in the country. The delta variant was significantly more virulent than other coronavirus variants, resulting in a significant increase in
COVID-19
cases and related deaths. By December 2021, the then new omicron variant started spreading in India. With improved vaccination rates, however, its impact was less severe than of previous waves. Moving forward, there continues to be significant uncertainty relating to the further progression of other waves.
Due to the
COVID-19
pandemic, all major central banks, including the United States Federal Reserve, implemented bond purchase programs and decreased interest rates in 2020. However, as a result of the availability of vaccines, improving economic conditions and a sharp rise in inflation many central banks have started raising rates. Additionally, while many central banks have already slowed/ended bond purchases, the United States Federal Reserve has started reducing its balance sheet from June 2022.
In India, taking into account inflationary pressure, the RBI hiked the policy repo rate in May 2022 and June 2022. See also “
—Financial and political instability in other countries may cause increased volatility in the Indian financial market
”.
To reduce the impact of the pandemic on Indian borrowers, on March 27, 2020, the RBI announced
COVID-19-related
regulations, which included permission for financial institutions to extend a three-month moratorium on term loan repayments due between March 1, 2020 and May 31, 2020. This was later renewed for a second period from June 1, 2020 to August 31, 2020. In May 2021 and June 2021, as a result of the resurgence of the
COVID-19
pandemic in India, the RBI issued an additional set of measures, permitting lending institutions to offer a limited window to individual borrowers and small businesses to implement resolution plans in respect of their credit exposures while classifying the same as “Standard”, and therefore not in default, subject to certain specified conditions. With respect to individuals who have availed themselves of business loans and small businesses where resolution plans were implemented in accordance with the terms of the circular dated August 2020 described above, lending institutions are permitted, as a one-time
measure and until September 30, 2021, to review the working capital sanctioned limits and/or drawing power based on a reassessment of the working capital cycle and reduction of margins, without being classified as a restructuring. In August 2020 and May 2021, the RBI also issued guidelines for the restructuring of existing loans to micro, small and medium enterprises classified as “Standard”, without resulting in a downgrade in the asset classification, subject to certain conditions. These guidelines were further amended in June 2021 to increase the limits from Rs. 250 million to Rs. 500 million. During fiscal year 2020 and fiscal year 2021, the Bank implemented the loan-restructuring packages announced by RBI on account of the
COVID-19
situation which grant temporary extensions in repayment obligations to the borrowers without any interest or financial concessions. The total balance outstanding of such restructured loans as of March 31, 2022 was Rs. 239.8 billion. Interest on the term loans continues to accrue during the moratorium and the resulting increase in the interest burden may adversely affect our customers’ ability to repay their loans, which could adversely affect our profitability. Similarly, the RBI permitted financial institutions to grant deferments with respect to interest payments on working capital facilities between March 31, 2020 and August 31, 2020. At the financial institutions’ discretion, the interest accumulated during the deferment period may be converted to a funded interest term loan (“FITL”). Furthermore, the RBI also announced that with respect to non-performing
loans, for which a lender’s
180-day
resolution period had not expired by March 1, 2020, an additional
180-day
resolution period would begin from the date on which the original resolution period was set to expire. There can be no assurance that customers who are granted a moratorium will be able to resume their regular repayment schedule following the end of the moratorium. In accordance with RBI guidelines, we have also waived certain fees for customers. In addition, in response to the pandemic, the RBI also reduced the repo rate by 40 basis points to 4.0 percent in May 2020, which has been increased to 4.90 percent in June 2022. See also “
Our business is particularly vulnerable to interest rate risk, and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance
”. In its circulars dated April 17, 2020 and December 4, 2020, the RBI notified banks that they should continue to conserve capital to support the economy and absorb any potential losses and, accordingly, directed banks to not make any further dividend payouts from the profits pertaining to fiscal year ended March 31, 2020. On April 22, 2021, the RBI permitted commercial banks to again pay dividends relating to the profits for fiscal year ended March 31, 2021, subject to the quantum of the dividend not exceeding fifty percent of the amount determined in accordance with the dividend payout ratio prescribed by the RBI. The RBI has also directed all banks to ensure they continue to meet the applicable minimum regulatory capital requirements following any dividend payments. When declaring the dividend, the board of directors of the bank is required to consider the current and projected capital position of the bank compared to the applicable capital requirements and the adequacy of provisions, taking into account the economic environment and the outlook for profitability.

The impact of
COVID-19,
including changes in customer behavior and pandemic fears and restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activity. While there has been a gradual recovery in economic activity, it was slow due to another of wave of
COVID-19
infections and disruptions caused by the Russia-Ukraine war. In fiscal year 2022, real GDP was just 1.5 percent above pre-pandemic
levels (fiscal year 2020). This has led to a decrease in loan originations, sale of third-party products, use of credit and debit cards by customers, and the efficiency of our debt collection efforts and the waiver of certain fees. The slowdown in economic activity and rising input cost have also significantly affected the business of many of our customers and could result in financial distress for our customer base. Moreover, the continued volatility in global and Indian financial and capital markets could adversely affect our corporate customers’ ability to access debt markets, their cost of funds and other terms of any new debt, which, alongside the economic slowdown, may lead to a rise in the number of customer defaults and consequently an increase in provisions for credit losses. See also “—
We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing,
the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized
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
The extent to which the
COVID-19
pandemic will continue to impact our business, financial condition and results of operation, as well as our regulatory capital and liquidity ratios, will depend on future developments, including the emergence of new mutants of
COVID-19.
Subsequent outbreaks that necessitate lockdown measures could prolong the economic impact of the
COVID-19
pandemic. Even if the number of new
COVID-19
cases were to significantly decrease, the negative effects on Indian and global economic conditions may persist into the future. In addition, disruptions related to the Russia-Ukraine crisis pose a major threat to the global growth outlook. Elevated commodity prices and monetary tightening by major central banks could hurt global demand, which could also adversely affect exports in India. The level of economic activity may slow further in the short term, due to changes in social norms, changes in customer and corporate client behavior and the macroeconomic business environment. India, where a substantial portion of our operations is located, continues to be subject to regulatory, social and political uncertainties.
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
India’s restrictions on foreign ownership of Indian companies limit the number of equity shares that may be owned by foreign investors and generally require government approval for foreign investments. Investors who withdraw equity shares from the ADSs’ depositary facility for the purpose of selling such equity shares will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. The withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “
Restrictions on Foreign Ownership of Indian Securities
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
The Indian securities markets are smaller and more volatile than securities markets in more developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities. Currently, prices of securities listed on Indian exchanges are displaying signs of volatility linked, among other factors, to the uncertainty in the global markets and the rising inflationary and interest rate pressures domestically. The governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Future fluctuations or trading restrictions could have a material adverse effect on the price of our equity shares and ADSs.
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
Generally, capital gains, whether short term or long term, arising on the sale of the underlying equity shares in India, are subject to Indian capital gains tax. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in ADSs. See also “
Taxation
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
We are exposed to the risks of the Indian financial system by being a part of the system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Such “systemic risk” may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Our transactions with these financial institutions expose us to various risks in the event of default by a counterparty, which can be exacerbated during periods of market illiquidity.
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
HDFC Limited and its subsidiaries hold a significant portion of our equity, and are entitled to certain rights to appoint directors to our Board. While we are professionally managed and overseen by an independent board of directors, HDFC Limited can exercise influence over our Board and over matters subject to a shareholder vote that could directly or indirectly favor the interests of HDFC Limited over our interests. See “
—HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests
” and “
—We may face conflicts of interest relating to our promoter and principal shareholder, HDFC Limited, which could cause us to forgo business opportunities and consequently have an adverse effect on our financial performance
”. HDFC Limited’s concentration of ownership may adversely affect the trading price of our equity shares to the extent investors perceive a disadvantage in owning stock of a company with a significant shareholder.
Investors may be subject to Indian taxes arising out of capital gains on the sale of equity shares.
Under current Indian tax laws and regulations, capital gains arising from the sale of shares in an Indian company are generally taxable in India. Until March 31, 2018, any gain realized on the sale of listed equity shares on a stock exchange held for more than 12 months was not subject to capital gains tax in India if securities transaction tax (“STT”) was paid on the transaction. STT is levied on and collected by a domestic stock exchange on which the equity shares are sold. However, with the enactment of the Finance Act, 2018 (“Finance Act”), the exemption previously granted in respect of payment of long term capital gains tax has been withdrawn and such taxes are now payable by the investors with effect from April 1, 2018. Further, any gain realized on the sale of listed equity shares held for a period of 12 months or less will be subject to short term capital gains tax in India. Capital gains arising from the sale of equity shares will be exempt from taxation in India in cases where the exemption from taxation in India is provided under a treaty between India and the country of which the seller is resident.
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
Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act), impose (a) certain reporting and due diligence requirements on foreign financial institutions (“FFIs”) and (b) potentially require such FFIs to deduct a 30 percent withholding tax from (i) certain payments from sources within the United States and (ii) “foreign passthru payments” (which is not yet defined in current guidance) made to certain FFIs that do not comply with such reporting, and due diligence requirements or certain other payees that do not provide required information. We, as well as relevant intermediaries such as custodians and depositary participants, are classified as FFIs for these purposes. The United States has entered into a number of intergovernmental agreements (“IGAs”) with other jurisdictions which may modify the operation of this withholding. India has entered into a Model 1 IGA with the United States for giving effect to FATCA, and Indian FFIs, including us, are generally required to comply with FATCA based on the terms of the IGA and relevant rules made pursuant thereto.
Under current guidance it is not clear whether or to what extent payments on ADSs or equity shares will be considered “foreign pass-thru payments” subject to FATCA withholding or the extent to which withholding on “foreign pass thru payments” will be required under the applicable IGA. However, under current guidance, even if withholding were required pursuant to FATCA with respect to payments on ADSs or equity shares, such withholding would not apply prior to two years after the date on which final regulations on this issue are published. Investors should consult their own tax advisers on how the FATCA rules may apply to payments they receive in respect of the ADSs or equity shares.
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
As of March 31, 2022, there were 2,151,630 holders of record of our equity shares, including the shares underlying ADSs of which 2209 had registered addresses in the United States and held an aggregate of 2,263,152 equity shares representing 0.1 percent of our shareholders. In our records, only the depositary, JPMorgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying the ADSs.

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
Dividends
Under Indian law and subject to the Banking Regulation Act, a company pays dividends upon a recommendation by its board of directors and approval by a majority of its shareholders at the annual general meeting of shareholders held within five months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the Board of Directors. Dividends are generally declared as a percentage of par value (on a per share basis) and distributed and paid to shareholders. The Companies Act provides that shares of a company of the same class must receive equal dividend treatment.
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
Bonus shares can only be issued if the company has not defaulted in payments of the employees, such as contribution to provident fund, gratuity and bonus statutory dues or principal/interest payments on fixed deposits or debt securities issued by it. Bonus shares must not be issued in lieu of dividend. Further, listed companies are also required to follow the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 (the “SEBI ICDR Regulations”) for issuance of bonus shares.

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
The annual general meeting is held in Mumbai, the city in which our registered office is located. General meetings other than the annual general meeting may be held at any location if so determined by a resolution of our Board of Directors. Due to the
COVID-19
pandemic and related restrictions, the Bank’s annual general meeting in fiscal year 2021 was held remotely on July 17, 2021, using video conferencing and other audio-visual technology.
Voting Rights
Section 108 of the Companies Act and Rule 20 of the Companies (Management and Administration) Rules 2014 deal with the exercise of the right to vote by members by electronic means. In terms of Rule 20 of the Companies (Management and Administration) Rules 2014, every listed company (other than a company referred to in Chapters XB or XC of the SEBI ICDR Regulations) is required to provide to its members facility to exercise their right to vote at general meetings by electronic means. Section 110 of the Companies Act allows such a company to transact all items of business at a general meeting, provided the company offers to its members a facility to exercise their right to vote at general meetings by electronic means. The Ministry of Corporate Affairs has clarified that voting by show of hands would not be allowable in cases where Rule 20 is applicable.
A shareholder has one vote for each equity share and voting may be on a poll or through electronic means or postal ballot. Under Section 12 of the Banking Regulation Act 1949 as amended with effect from January 18, 2013 by the Banking Laws Amendment Act 2012, no person holding shares in a banking company shall, in respect of any shares held by such person, exercise voting rights on poll in excess of 10.0 percent of the total voting rights of all the shareholders of the banking company, provided that RBI may increase, in a phased manner, such ceiling on voting rights from 10.0 percent to 26.0 percent. On July 21, 2016 the RBI issued a notification, which was notified in the Gazette of India on September 17, 2016, which stated that the current ceiling on voting rights is at 26.0 percent. At a general meeting, upon a show of hands, every member holding shares and entitled to vote and present in person has one vote. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy is in the same proportion as the capital paid-up
on each share held by such holder bears to the company’s total paid-up
capital, subject to the limits prescribed under the Banking Regulation Act. Voting is by a show of hands, unless a poll is ordered by the Chairman of the meeting. However, voting by show of hands is not permitted for listed companies. The Chairman of the meeting has a casting vote.

Unless the Articles of Association provide for a larger number, the quorum for a general meeting is: (a) five members present (in person or by proxy) if the number of members as of the date of the meeting is not more than one thousand; (b) 15 members present (in person or by proxy) if the number of members as of the date of the meeting is more than one thousand but not more than five thousand; and (c) thirty members present (in person or by proxy) if the number of members as of the date of the meeting exceeds five thousand. Generally, resolutions may be passed by simple majority of the shareholders present and voting at any general meeting. However, resolutions such as an amendment to the organizational documents, commencement of a new line of business, an issue of additional equity shares (which is not a preemptive issue) and reductions of share capital, require that the votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution. As provided in our Articles of Association, a shareholder may exercise his voting rights by proxy to be given in the form prescribed by us. This proxy, however, is required to be lodged with us at least 48 hours before the time of the relevant meeting. However, due to the
COVID-19
pandemic and related restrictions in place, proxies are not permitted at general meetings conducted remotely. A shareholder may, by a single power of attorney, grant general power of representation covering several general meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at all general meetings. The Companies Act also provides for the passing of resolutions in relation to certain matters specified by the Government of India, by means of a postal ballot. A notice to all the shareholders must be sent along with a draft resolution explaining the reasons therefor and requesting the shareholders to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of dispatch of the notice. Shareholders may exercise their right to vote at general meetings, through postal ballot by sending their votes through the postal arrangements or through electronic means
(e-voting),
for which separate facilities are provided to the shareholders.
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
of the conclusion of the annual general meeting and our annual return in form
MGT-7
within 60 days of the conclusion of that meeting. We also upload the annual return in form
MGT-7
to our website and include a
web-link
to the form
MGT-7
in our annual report.
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
The SEBI requires that our equity shares for trading and settlement purposes be in book-entry form for all investors, except for transactions that are not made on a stock exchange and transactions that are not required to be reported to the stock exchange. Transfers of equity shares in book-entry form require both the seller and the purchaser of the equity shares to establish accounts with depositary participants appointed by depositories established under the Depositaries Act 1996. Charges for opening an account with a depositary participant, transaction charges for each trade and custodian charges for securities held in each account vary depending upon the practice of each depositary participant. Upon delivery, the equity shares shall be registered in the name of the relevant depositary on our books and this depositary shall enter the name of the investor in its records as the beneficial owner. The transfer of beneficial ownership shall be done through the records of the depositary. The beneficial owner shall be entitled to all rights and benefits and subject to all liabilities in respect of his securities held by a depositary.
The requirement to hold the equity shares in book-entry form will apply to the ADS holders when the equity shares are withdrawn from the depositary facility upon surrender of the ADSs. In order to trade the equity shares in the Indian market, the withdrawing ADS holder will be required to comply with the procedures described above.
Our equity shares are freely transferable, subject to the provisions of the Companies Act under which, if a transfer of equity shares contravenes the provisions of Securities Contracts (Regulation) Act 1956, the Securities and Exchange Board of India Act, 1992 or the regulations issued under it or any other law in force at the time, the National Company Law Tribunal may, on application made by us, a depositary incorporated in India, an investor, the SEBI or certain other parties, direct a rectification of the register of records. It was a condition of our listing that we transfer equity shares and deliver share certificates duly endorsed for the transfer within 15 days of the date of lodgment of transfer. If a company without sufficient cause refuses to register a transfer of equity shares within thirty (30) days from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the National Company Law Tribunal seeking to register the transfer of equity shares. The National Company Law Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. However, effective from and on April 1, 2019, the SEBI decided that except in cases of transmission or transposition of securities, requests for effecting the transfer of securities shall not be processed unless the securities are held in dematerialized form with a depositary. Our Articles of Association provide for certain restrictions on the transfer of equity shares, including granting power to the Board of Directors in certain circumstances, to refuse to register or acknowledge transfer of equity shares or other securities issued by us. Furthermore, the RBI requires us to obtain its approval before registering a transfer of equity shares in favor of a person which together with equity shares already held by him represent more than five (5) percent of our share capital.
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
Takeover Code
Under the Securities and Exchange Board of India (Substantial Acquisitions of Shares and Takeovers) Regulations 2011, as amended (the “Takeover Code”), upon the acquisition of shares which taken together with the shares/voting rights already held aggregates 5 percent or more of the outstanding shares or voting rights of a publicly listed Indian company, a purchaser is required to notify the company and all the stock exchanges on which the shares of such company are listed. Such notification is also required when a person holds 5 percent or more of the outstanding shares or voting rights in a target company and there is a change in his holding either due to purchase or disposal of shares of 2 percent or more of the outstanding shares/voting rights in the target company or if such change results in shareholding falling below 5 percent, if there has been a change from the previous disclosure.
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
The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to investors. For more complete information, investors should read the entire deposit agreement and the form of ADR, which contains the terms of the ADSs. Investors can read a copy of the amended and restated deposit agreement, which was filed as an exhibit to the registration statement on Form
F-6
on September 9, 2015. Investors may also obtain a copy of the amended and restated deposit agreement at the Securities and Exchange Commission Office, Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at1-800-SEC-0330.
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

Any United States dollars will be distributed by cheques drawn on a bank in the United States for whole dollars and cents (fractional cents will be withheld without liability for interest and handled by the depositary in accordance with its then current practices).
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
The table below sets forth the contribution received by us from the depositary towards our direct and indirect expenses during fiscal year 2022.

Category	Contribution received
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$9,406,308.19 (approximately Rs. 713.7 million)
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
The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days’ prior notice and it must do so at our request. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the remaining deposited securities and hold the net proceeds of such sales, together with any other cash then held by it under the deposit agreement, in trust for the pro rata benefit of ADR holders who have not yet surrendered their ADRs. After making those sales, the depositary shall have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.
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

DIVIDEND POLICY
We have paid dividends every year since fiscal year 1997. The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends declared on the equity shares, both exclusive of dividend tax. All dividends were paid in rupees.

	Dividend per equity share			Total amount of dividends declared
				(in millions)
Relating to Fiscal Year
2018	6.50	US$	0.086	33,736.2	US$444.7
2019	7.50		0.099	40,849.6	538.4
2020*	2.50		0.033	13,664.1	180.1
2021**	6.50		0.086	35,833.0	472.3
2022***	15.50		0.204	85,955.9	1,132.9

*	i)	A special interim dividend was declared in a meeting of the Board held on July 20, 2019 to commemorate 25 years of HDFC Bank’s operations with the record date fixed as August 2, 2019.
ii)
The RBI, in its circular dated April 17, 2020, prohibited banks from making any further dividend pay-outs
from the profits pertaining to fiscal year ended March 31, 2020 until further notice. This restriction was put in place to ensure that banks conserve capital and retain their ability to support the economy and absorb losses in an environment of heightened uncertainty caused by the
COVID-19
pandemic. On December 4, 2020, the RBI repeated its view that in light of the ongoing stress and heightened uncertainty caused by the pandemic, banks should continue to conserve capital and maintained the prohibition on making dividend payments on equity shares from the profits pertaining to fiscal year ended March 31, 2020.

**
On April 22, 2021, the RBI limited dividend payouts for fiscal year 2021 to 50 percent of the amount determined under the applicable dividend payout ratio. The Board, at its meeting on June 18, 2021, inter alia
, recommended a dividend of Rs. 6.5 per equity share of the Bank for fiscal year ended March 31, 2021. This was approved by the members at the Annual General Meeting held on July 17, 2021.

***
On April 23, 2022, the Board recommended a dividend of Rs. 15.50 per share of the Bank for the fiscal year ended March 31, 2022, which was approved by the shareholders for payment at their Annual General Meeting held on July 16, 2022.

Our dividends are generally declared and paid in the fiscal year following the fiscal year to which they relate. Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within five months of the end of each fiscal year. The shareholders have the right to decrease but not to increase the dividend amount recommended by the Board of Directors. As per the RBI guidelines, the dividend payout (excluding dividend tax) for the fiscal years ended March 31, 2022 cannot exceed 35 percent of the net income of Rs. 369,613.6 million as calculated under Indian GAAP.
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
”.

SELECTED FINANCIAL AND OTHER DATA
The following tables set forth our selected financial and other data. Our selected income statement data for the fiscal years ended March 31, 2020, 2021 and 2022 and the selected balance sheet data as of March 31, 2021 and 2022 are derived from our audited financial statements included in this report.
For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2022 have been translated into U.S. dollars at the rate on such date of Rs. 75.87 per US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.
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
You should read the following data with the more detailed information contained in “
Management’s Discussion and Analysis of Financial Condition and Results of Operations
” and our financial statements. Footnotes to the following data appear below the final table.

	Year ended March 31,
	2020		2021		2022		2022
	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	1,211,982.9	Rs.	1,275,967.6	Rs.	1,333,137.0	US$	17,571.3
Interest expense		618,455.5		592,281.1		584,297.5		7,701.4
Net interest revenue		593,527.4		683,686.5		748,839.5		9,869.9
Provisions for credit losses (1)		117,621.9		154,233.4		126,979.5		1,673.6
Net interest revenue after provisions for credit losses		475,905.5		529,453.1		621,860.0		8,196.3
Non-interest revenue, net		198,219.0		252,975.7		270,574.2		3,566.3
Net revenue		674,124.5		782,428.8		892,434.2		11,762.6
Non-interest expense		308,280.5		342,602.3		373,272.0		4,920.0
Income before income tax expense		365,844.0		439,826.5		519,162.2		6,842.6
Income tax expense		105,480.0		113,820.1		132,559.2		1,747.2
Net income before non-controlling interest		260,364.0		326,006.4		386,603.0		5,095.4
Less: Net income attributable to shareholders of non-controlling interest		94.1		29.3		602.6		7.9
Net income attributable to HDFC Bank Limited	Rs.	260,269.9	Rs.	325,977.1	Rs.	386,000.4	US$	5,087.5
Per equity share data:
Earnings per equity share, basic	Rs.	47.59	Rs.	59.27	Rs.	69.76	US$	0.92
Earnings per equity share, diluted		47.27		59.02		69.38		0.91
Dividends per share		2.50		6.50		15.50		0.20
Book value (2)		345.25		391.75		451.69		5.95
Equity share data:
Equity shares outstanding at end of period		5,483.3		5,512.8		5,545.5		5,545.5
Weighted average equity shares outstanding—basic		5,468.8		5,499.6		5,533.1		5,533.1
Weighted average equity shares outstanding—diluted		5,505.8		5,523.5		5,563.5		5,563.5
ADS data (where one ADS represents three shares):
Earnings per ADS—basic		142.77		177.81		209.28		2.76
Earnings per ADS—diluted		141.81		177.06		208.14		2.73

	As of March 31,
	2020		2021		2022		2022
	(in millions)
Selected balance sheet data:
Cash and due from banks, and restricted cash	Rs.	611,961.0	Rs.	930,694.7	Rs.	1,122,031.1	US$	14,788.9
Loans, net of allowance (1)		10,425,022.4		11,700,189.2		14,036,872.2		185,012.2
Investments:
Investments held for trading		304,962.9		99,620.2		53,199.5		701.2
Investments available for sale, debt securities		3,406,289.2		4,275,449.9		4,388,563.1		57,843.2
Total		3,711,252.1		4,375,070.1		4,441,762.6		58,544.4
Total assets (3)	Rs.	15,961,889.1	Rs.	17,979,782.0	Rs.	21,113,705.5	US$	278,287.9
Long term debt		1,026,518.3		1,174,758.2		1,554,333.4		20,486.8
Short term borrowings		377,417.6		239,264.1		554,167.6		7,304.2
Total deposits		11,462,071.3		13,337,230.2		15,580,031.9		205,351.7
Of which:
Interest-bearing deposits		9,730,481.3		11,226,467.8		13,197,979.7		173,955.2
Non-interest-bearing deposits		1,731,590.0		2,110,762.4		2,382,052.2		31,396.5
Total liabilities (3)		14,065,395.3		15,816,377.2		18,604,252.1		245,212.2
Noncontrolling interest		3,411.4		3,776.4		4,615.0		60.8
HDFC Bank Limited shareholders’ equity		1,893,082.4		2,159,628.4		2,504,838.4		33,014.9
Total liabilities and shareholders’ equity	Rs.	15,961,889.1	Rs.	17,979,782.0	Rs.	21,113,705.5	US$	278,287.9

	Year ended March 31,
	2020		2021		2022		2022
	(in millions)
Period average (4)
Interest-earning assets	Rs.	12,882,466.7	Rs.	15,385,116.2	Rs.	17,476,144.8	US$	230,343.3
Loans, net of allowance		9,342,363.0		10,589,490.6		12,175,749.9		160,481.7
Total assets		13,797,721.6		16,396,029.4		18,648,153.1		245,790.9
Interest-bearing deposits		8,684,183.5		10,628,807.9		11,951,645.0		157,527.9
Non-interest-bearing deposits		1,202,574.5		1,430,913.3		1,769,880.8		23,327.8
Total deposits		9,886,758.0		12,059,721.2		13,721,525.8		180,855.8
Interest-bearing liabilities		10,306,283.8		12,287,815.7		13,945,086.1		183,802.4
Long term debt		1,023,425.5		1,109,959.9		1,243,226.8		16,386.3
Short term borrowings		598,674.8		549,047.9		750,214.3		9,888.2
Total liabilities		12,069,459.7		14,368,425.0		16,347,325.5		215,464.9
Total shareholders’ equity		1,728,261.9		2,027,604.4		2,300,827.6		30,325.9

	2020	2021	2022
	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	1.9	2.0	2.1
Average total shareholders’ equity	15.1	16.1	16.8
Dividend payout ratio (5)	5.3	11.0	22.3
Spread (6)	4.0	4.0	3.9
Net interest margin (7)	4.6	4.4	4.3
Cost-to-net revenue ratio (8)	45.7	43.8	41.8
Cost-to-average assets ratio (9)	2.2	2.1	2.0
Capital:
Total capital adequacy ratio (10)	18.52	18.79	18.90
Tier I capital adequacy ratio (10)	17.23	17.56	17.87
Tier II capital adequacy ratio (10)	1.29	1.23	1.03
Average total shareholders’ equity as a percentage of average total assets	12.5	12.4	12.3
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets (11)	1.4	1.7	1.3

(1)
With effect from April 1, 2020, the Bank adopted FASB ASU
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
(5)
Represents the ratio of total dividends payable on equity shares relating to each fiscal year, excluding the dividend distribution tax, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year. With effect from April 1, 2020, dividend distribution tax on dividends distributed has been abolished. The dividend for fiscal year 2020 represents the special interim dividend paid during that year. See “
Dividend Policy
”
.

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
non-interest-bearing
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
non-performing
loans and are net of allowance for credit losses.

	Year ended March 31,
	2020					2021					2022
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Interest-earning assets:
Due from banks	Rs.	131,074.9	Rs.	3,138.5	2.4%	Rs.	147,708.6	Rs.	1,019.5	0.7%	Rs.	108,184.0	Rs.	1,090.9	1.0%
Investments available for sale debt securities		2,811,228.3		198,383.2	7.1		3,751,942.6		226,690.9	6.0		4,132,605.2		240,943.0	5.8
Investments held for trading		160,667.5		7,392.1	4.6		81,621.3		3,373.8	4.1		81,809.4		1,647.5	2.0
Loans, net:
Retail loans		6,465,548.5		736,290.1	11.4		6,975,006.4		757,784.4	10.9		8,014,536.7		827,230.7	10.3
Wholesale loans		2,876,814.5		245,504.7	8.5		3,614,484.2		259,263.4	7.2		4,161,213.2		230,694.9	5.5
Securities purchased with agreement to resell		300,386.8		15,527.3	5.2		674,912.0		23,149.6	3.4		699,778.0		25,101.0	3.6
Other assets		136,746.2		5,747.0	4.2		139,441.1		4,686.0	3.4		278,018.3		6,429.0	2.3
Total interest-earning assets:	Rs.	12,882,466.7	Rs.	1,211,982.9	9.4%	Rs.	15,385,116.2	Rs.	1,275,967.6	8.3%	Rs.	17,476,144.8	Rs.	1,333,137.0	7.6%
Non-interest-earning assets:
Cash and due from banks, and restricted cash		490,459.0					474,736.0					668,669.0
Property and equipment		45,124.2					50,822.3					57,591.1
Other assets		379,671.7					485,354.9					445,748.2
Total non-interest earning assets		915,254.9					1,010,913.2					1,172,008.3
Total assets	Rs.	13,797,721.6	Rs.	1,211,982.9	8.8%	Rs.	16,396,029.4	Rs.	1,275,967.6	7.8%	Rs.	18,648,153.1	Rs.	1,333,137.0	7.1%
Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	2,552,856.0	Rs.	92,813.0	3.6%	Rs.	3,392,406.0	Rs.	108,107.0	3.2%	Rs.	4,348,242.0	Rs.	137,400.0	3.2%
Time deposits		6,131,327.5		415,075.8	6.8		7,236,401.9		393,153.2	5.4		7,603,403.0		351,610.1	4.6
Short term borrowings		478,191.0		22,175.2	4.6		239,096.7		3,359.4	1.4		403,780.3		6,537.1	1.6
Long term debt		1,023,425.5		83,200.5	8.1		1,109,959.9		78,361.5	7.1		1,243,226.8		77,456.3	6.2
Securities sold with agreement to repurchase		120,483.8		5,191.0	4.3		309,951.2		9,300.0	3.0		346,434.0		11,294.0	3.3
Total interest-bearing liabilities	Rs.	10,306,283.8	Rs.	618,455.5	6.0%	Rs.	12,287,815.7	Rs.	592,281.1	4.8%	Rs.	13,945,086.1	Rs.	584,297.5	4.2%
Non-interest-bearing liabilities:
Non-interest-bearing deposits		1,202,574.5					1,430,913.3					1,769,880.8
Other liabilities		560,601.4					649,696.0					632,358.6
Total non-interest-bearing liabilities		1,763,175.9					2,080,609.3					2,402,239.4
Total liabilities	Rs.	12,069,459.7	Rs.	618,455.5	5.1%	Rs.	14,368,425.0	Rs.	592,281.1	4.1%	Rs.	16,347,325.5	Rs.	584,297.5	3.6%
Total shareholders’ equity		1,728,261.9					2,027,604.4					2,300,827.6
Total liabilities and shareholders’ equity	Rs.	13,797,721.6	Rs.	618,455.5	4.5%	Rs.	16,396,029.4	Rs.	592,281.1	3.6%	Rs.	18,648,153.1	Rs.	584,297.5	3.1%

Analysis of Changes in Interest Revenue and Interest Expense
The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average balance and average rate.

	Fiscal Year 2021 vs. Fiscal Year 2020 Increase (decrease) (1) due to						Fiscal Year 2022 vs. Fiscal Year 2021 Increase (decrease) (1) due to
	Net change		Change in Average balance		Change in Average rate		Net change		Change in Average balance		Change in Average rate
	(in millions)
Interest revenue:
Cash and due from banks, and restricted cash	Rs.	(2,119.0)	Rs.	398.3	Rs.	(2,517.3)	Rs.	71.4	Rs.	(272.8)	Rs.	344.2
Investments available for sale debt securities		28,307.7		66,384.5		(38,076.8)		14,252.1		22,999.5		(8,747.4)
Investments held for trading		(4,018.3)		(3,636.8)		(381.5)		(1,726.3)		7.8		(1,734.1)
Loans, net:
Retail loans		21,494.2		58,016.6		(36,522.4)		69,446.3		112,937.5		(43,491.2)
Wholesale loans		13,758.8		62,952.0		(49,193.2)		(28,568.5)		39,216.3		(67,784.8)
Securities purchased with agreement to resell		7,622.3		19,359.6		(11,737.3)		1,951.4		852.9		1,098.5
Other assets		(1,061.0)		113.3		(1,174.3)		1,743.0		4,657.0		(2,914.0)
Total interest-earning assets	Rs.	63,984.7	Rs.	203,587.5	Rs.	(139,602.8)	Rs.	57,169.4	Rs.	180,398.2	Rs.	(123,228.8)
Interest expense:
Savings account deposits	Rs.	15,294.0	Rs.	30,523.1	Rs.	(15,229.1)	Rs.	29,293.0	Rs.	30,460.0	Rs.	(1,167.0)
Time deposits		(21,922.6)		74,810.8		(96,733.4)		(41,543.1)		19,939.1		(61,482.2)
Short term borrowings		(18,815.8)		(11,087.5)		(7,728.3)		3,177.7		2,313.9		863.8
Long term debt		(4,839.0)		7,034.9		(11,873.9)		(905.2)		9,408.4		(10,313.6)
Securities sold with agreement to repurchase		4,109.0		8,163.1		(4,054.1)		1,994.0		1,094.7		899.3
Total interest-bearing liabilities	Rs.	(26,174.4)	Rs.	109,444.4	Rs.	(135,618.8)	Rs.	(7,983.6)	Rs.	63,216.1	Rs.	(71,199.7)
Net interest revenue	Rs.	90,159.1	Rs.	94,143.1	Rs.	(3,984.0)	Rs.	65,153.0	Rs.	117,182.1	Rs.	(52,029.1)

(1)
The changes in net interest revenue between periods have been reflected as attributed either to average balance or average rate changes. For purposes of this table, changes that are due to both average balance and average rate have been allocated solely to changes in average rate.

Yields, Spreads and Margins
The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Years ended March 31,
	2020		2021		2022
	(in millions, except percentages)
Interest and dividend revenue	Rs.	1,211,982.9	Rs.	1,275,967.6	Rs.	1,333,137.0
Average interest-earning assets		12,882,466.7		15,385,116.2		17,476,144.8
Interest expense		618,455.5		592,281.1		584,297.5
Average interest-bearing liabilities		10,306,283.8		12,287,815.7		13,945,086.1
Average total assets		13,797,721.6		16,396,029.4		18,648,153.1
Average interest-earning assets as a percentage of average total assets		93.4%		93.8%		93.7%
Average interest-bearing liabilities as a percentage of average total assets		74.7%		74.9%		74.8%
Average interest-earning assets as a percentage of average interest-bearing liabilities		125.0%		125.2%		125.3%
Yield		9.4%		8.3%		7.6%
Cost of funds (1)		5.1%		4.1%		3.6%
Spread (2)		4.0%		4.0%		3.9%
Net interest margin (3)		4.6%		4.4%		4.3%

(1)	Excludes total shareholders’ equity.
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
non-interest-bearing
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

Funding
Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 80 percent and 81 percent of total deposits as of March 31, 2021 and March 31, 2022, respectively. Wholesale banking deposits represented 20 percent and 19 percent of total deposits as of March 31, 2021 and March 31, 2022, respectively.
Total Deposits
The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 3.2 percent in fiscal year 2021 and 3.2 percent in fiscal year 2022. The average cost of time deposits was 5.4 percent in fiscal year 2021 and 4.6 percent in fiscal year 2022. The average deposits for the periods set forth are as follows:

	Years ended March 31,
	2020			2021			2022
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current deposits	Rs.	1,202,574.5	12.2%	Rs.	1,430,913.3	11.9%	Rs.	1,769,880.8	12.9%
Savings deposits		2,552,856.0	25.8		3,392,406.0	28.1		4,348,242.0	31.7
Time deposits		6,131,327.5	62.0		7,236,401.9	60.0		7,603,403.0	55.4
Total	Rs.	9,886,758.0	100.0%	Rs.	12,059,721.2	100.0%	Rs.	13,721,525.8	100.0

Uninsured Deposits
Demand and time deposits of up to Rs. 0.5 million accepted by scheduled commercial banks in India have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation (“DICGC”), a wholly owned subsidiary of the RBI. As of March 31, 2022, total deposits that exceed DICGC insurance limits, or are otherwise uninsured, were estimated to be Rs. 12,118.5 billion. All the deposits outside India are treated for these purposes as uninsured. The below table presents the contractual maturities of estimated time deposits that exceed DICGC insurance limits, or are otherwise uninsured.

	At March 31, 2022
	(in billions)
Uninsured time deposits with a maturity of:
Up to three months	Rs.	1,958.4
Three to six months		1,236.0
Six to twelve months		2,133.6
More than one year		1,667.6
Loan Portfolio and Credit Substitutes
As of March 31, 2022, our gross loan portfolio amounted to Rs. 14,409.5 billion. As of that date, our gross credit substitutes outstanding were Rs. 583.0 billion. Almost all our gross loans and credit substitutes are to borrowers in India and approximately 91 percent are denominated in rupees. For a description of our retail and wholesale loan products, see “
Business—Retail Banking—Retail Loans and Other Asset Products
” and “
Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes
”.
The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2021		2022
	(in millions)
Retail loans	Rs.	7,828,832.6	Rs.	9,310,534.7
Wholesale loans		4,214,885.3		5,099,009.3
Gross loans	Rs.	12,043,717.9	Rs.	14,409,544.0
Credit substitutes (at fair value)		547,276.9		583,020.2
Gross loans plus credit substitutes	Rs.	12,590,994.8	Rs.	14,992,564.2
Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes
The following tables set forth, for the period indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2022
	Due in one year or less		Due in one to five years		Due in five to fifteen years		Due after fifteen years
	(in millions)
Retail loans	Rs.	2,525,390.8	Rs.	6,006,016.1	Rs.	730,840.8	Rs.	48,287.0
Wholesale loans		2,174,459.2		1,844,496.2		1,058,681.6		21,372.3
Gross loans	Rs.	4,699,850.0	Rs.	7,850,512.3	Rs.	1,789,522.4		69,659.3
Credit substitutes (at fair value)		145,905.1		425,328.3		11,786.3		0.5
Gross loans plus credit substitutes	Rs.	4,845,755.1	Rs.	8,275,840.6	Rs.	1,801,308.7	Rs.	69,659.8

	At March 31, 2022
	Due in one year or less		Due in one to five years		Due in five to fifteen years		Due after fifteen years
	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	1,770,928.1	Rs.	4,156,842.6	Rs.	1,511,608.6		63,595.7
Fixed rates		2,928,921.9		3,693,669.7		277,913.8		6,063.6
Gross loans	Rs.	4,699,850.0	Rs.	7,850,512.3	Rs.	1,789,522.4		69,659.3
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	1,636.0	Rs.	53,342.3	Rs.	1,153.5		—
Fixed rates		144,269.1		371,986.0		10,632.8		0.5
Gross credit substitutes	Rs.	145,905.1	Rs.	425,328.3	Rs.	11,786.3		0.5
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	1,772,564.1	Rs.	4,210,184.9	Rs.	1,512,762.1		63,595.7
Fixed rates		3,073,191.0		4,065,655.7		288,546.6		6,064.1
Gross loans and credit substitutes	Rs.	4,845,755.1	Rs.	8,275,840.6	Rs.	1,801,308.7		69,659.8

Directed Lending
The RBI has established guidelines requiring Indian banks to lend 40.0 percent of their ANBC, as computed in accordance with RBI guidelines, or the credit equivalent amount of off-balance
sheet exposures, whichever is higher, as of the corresponding date of the preceding year, to certain sectors called “priority sectors”. Priority sectors are broadly comprised of agriculture, micro enterprises and other PSL, which includes small and medium enterprises, residential mortgages, education, renewable energy and social infrastructure, among others, subject to satisfying certain criteria.
We are required to comply with the PSL requirements as of March 31 of each fiscal year, a date specified by the RBI for reporting. The assessment of whether we have achieved the PSL requirements is made at the end of the fiscal year based on the average of priority sector target/sub-target
achievement as at the end of each quarter. On the basis of the quarterly average, the Bank met its PSL requirement in fiscal year 2022. The Bank’s total PSL achievement for fiscal year 2022 stood at 40.6 percent. Lending to micro enterprises stood at 6.5 percent as against the requirement of 7.5 percent. Advances to the agriculture sector were 10.8 percent of ANBC compared to the requirement of 18.0 percent and agricultural advances made to small and marginal farmers were 2.4 percent of ANBC, compared to the requirement of 9.0 percent. Beginning fiscal year 2022, the RBI will assign weightages to incremental priority sector credit in identified districts. A higher weight (125 percent) will be assigned in the identified districts where the credit flow is comparatively lower and a lower weight (90 percent) will be assigned in districts where the credit flow is comparatively higher. This will be valid for up to fiscal year 2024 and will be reviewed thereafter. The districts not further specified will continue to have an existing weightage of 100 percent. Adjustments for weights to incremental PSL credit by RBI are pending.
In fiscal year 2021, the Government excluded retail and wholesale traders from the MSME definition, which adversely impacted the Bank’s PSL achievement. Following representations made by various industry bodies, the Government reinstated retail and wholesale traders as MSME for priority sector lending in July 2021. Thereafter, the RBI accepted our revised filing of PSL achievement for fiscal year 2021, including the lending to retail and wholesale trader segment. Following the revision, total PSL achievement stood at 39.88 percent, lending to micro enterprises stood at 7.50 percent and advances to sections termed “weaker” by the RBI were 4.26 percent. See “
Supervision and Regulation—Directed Lending
”.
The PSL master directions mention that Scheduled Commercial Banks having any shortfall in lending to priority sectors shall be allocated amounts for contribution to the RIDF established with NABARD and other Funds with NABARD, NHB, SIDBI or MUDRA Ltd., as decided by the RBI from time to time.
We may be required by the RBI to deposit with the Indian Development Banks certain amounts as specified by the RBI in the coming year due to the shortfall in the above-mentioned sub-categories
of priority sector lending targets. As of March 31, 2022, our total investments as directed by RBI in such deposits were Rs. 447.4 billion, yielding returns ranging from 2.3 percent to 6.5 percent.
The following table sets forth, for the periods indicated, our loans, broken down by sector, forming part of our directed lending:

	As of March 31,
	2020		2021		2022
	(in millions)
Directed lending:
Agriculture	Rs.	823,267.2	Rs.	929,039.3	Rs.	1,022,103.4
Micro, small and medium enterprises		1,438,145.6		1,767,746.8		2,573,219.5
Other		321,819.3		326,168.7		352,350.5
Total directed lending	Rs.	2,583,232.1	Rs.	3,022,954.8	Rs.	3,947,673.4

Non-Performing
Loans
The following table sets forth, for the periods indicated, information about our non-performing
loan portfolio:

	As of March 31,
	2021						2022
	Retail		Wholesale		Total		Retail		Wholesale		Total
	(in millions, except percentages)
Non-performing loans	Rs.	173,602.9	Rs.	40,179.5	Rs.	213,782.4	Rs.	165,348.4	Rs.	31,921.1	Rs.	197,269.5
Allowance for credit losses		271,929.4		71,599.3		343,528.7		298,270.9		74,400.9		372,671.8
Net charge-offs		87,236.2		3,314.7		90,550.9		96,281.1		1,555.3		97,836.4
Gross loan		7,828,832.6		4,214,885.3		12,043,717.9		9,310,534.7		5,099,009.3		14,409,544.0
Net loan		7,556,903.2		4,143,286.0		11,700,189.2		9,012,263.8		5,024,608.4		14,036,872.2
Average loans		6,975,006.4		3,614,484.2		10,589,490.6		8,014,536.7		4,161,213.2		12,175,749.9
Gross non-performing loans as a percentage of gross loans		2.2%		1.0%		1.8%		1.8%		0.6%		1.4%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		25.5%		22.1%		24.9%		24.8%		23.7%		24.6%
Gross unsecured non-performing loans as a percentage of gross unsecured loans		1.8%		0.5%		1.3%		1.6%		0.4%		1.1%
Total allowances for credit losses as a percentage of gross loans		3.5%		1.7%		2.9%		3.2%		1.5%		2.6%
Net charge-offs as a percentage of average outstanding loans		1.3%		0.1%		0.9%		1.2%		~0.0%		0.8%
Recognition of
Non-Performing
Loans
We classify our loan portfolio into loans that are performing and loans that are non-performing.
We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2021		2022
	(in millions)
Performing	Rs.	11,829,935.5	Rs.	14,212,274.5
Non-performing:
On accrual status		—		—
On non-accrual status		213,782.4		197,269.5
Total non-performing		213,782.4		197,269.5
Total	Rs.	12,043,717.9	Rs.	14,409,544.0
We consider a loan to be performing when no principal or interest payment is three months or more past due and where we expect to recover all amounts due to us. In the case of wholesale loans, we also identify loans as non-performing
even when principal or interest payments are less than three months past due but where we believe recovery of all principal and interest amounts is doubtful. Interest income from loans is recognized on an accrual basis using the effective interest method when earned except in respect of loans placed on non-accrual
status, for which interest income is recognized when received. Loans are placed on
“non-accrual”
status when interest or principal payments are 90 days past due.

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
”.

	As of March 31,
	2021					2022
Industry	Gross Loans		Non- performing loans		% of loans in industry	Gross Loans		Non- performing Loans		% of loans in industry
	(in millions, except percentages)
Capital Market Intermediaries	Rs.	13,037.0	Rs.	3,877.4	29.7%	Rs.	17,633.0	Rs.	3,356.4	19.0%
Agriculture Production—Food		337,904.8		21,028.5	6.2		350,859.6		23,569.7	6.7
Agriculture Production—Non-Food		165,146.5		8,348.7	5.1		168,993.8		8,831.4	5.2
Agriculture—Allied		253,095.5		10,829.6	4.3		316,128.5		13,255.0	4.2
Road Transportation		368,388.5		18,344.8	5.0		406,376.4		12,961.6	3.2
Plastic & Products		68,201.1		2,519.2	3.7		89,176.3		2,608.7	2.9
Animal Husbandry		27,321.2		786.5	2.9		32,980.0		952.1	2.9
Agriculture Produce Trade		145,999.2		2,241.5	1.5		88,374.1		2,531.3	2.9
Retail Trade		540,350.3		17,242.8	3.2		589,947.3		15,124.1	2.6
Consumer Services		424,765.4		9,965.6	2.3		465,465.8		10,352.3	2.2
Wood & Products		22,191.6		387.9	1.7		27,851.6		607.7	2.2
Infrastructure Development		167,416.1		5,356.2	3.2		272,428.0		5,801.5	2.1
Business Services		251,243.1		6,275.9	2.5		281,216.8		5,306.9	1.9
Automobile & Auto Ancillary		381,562.7		7,969.6	2.1		443,538.7		7,766.3	1.8
Tobacco & Products		4,460.4		42.7	1.0		5,633.9		98.7	1.8
Media & Entertainment		22,725.5		429.0	1.9		23,591.4		404.8	1.7
FMCG & Personal Care		28,406.5		607.5	2.1		37,281.7		590.4	1.6
Mining and Minerals		129,538.5		1,894.8	1.5		103,056.6		1,622.3	1.6
Engineering		189,952.7		2,631.4	1.4		253,105.1		4,152.8	1.6
Food and Beverage		342,573.5		6,233.6	1.8		433,042.2		6,689.6	1.5
Wholesale Trade—Industrial		258,854.1		3,525.4	1.4		347,202.9		4,586.9	1.3
Wholesale Trade—Non-Industrial		301,508.2		4,958.9	1.6		417,954.8		5,190.3	1.2
Other Industries		525,732.4		8,557.5	1.6		732,166.4		8,654.9	1.2
Rubber & Products		14,641.7		202.6	1.4		20,158.5		245.4	1.2
Railways		729.8		—	—		1,007.5		12.3	1.2
Information Technology		41,209.3		776.0	1.9		58,441.1		652.7	1.1
Textiles & Garments		257,577.9		3,991.0	1.5		324,419.6		3,556.3	1.1
Fishing		13,847.3		169.0	1.2		17,275.8		166.5	1.0
Consumer Loans		3,241,292.9		47,028.8	1.5		3,746,781.7		35,554.7	0.9
Consumer Durables		84,103.3		1,073.1	1.3		127,218.7		986.1	0.8
Financial Intermediaries		12,376.3		151.0	1.2		13,304.0		110.9	0.8
Non-ferrous Metals		80,348.8		845.2	1.1		91,539.5		717.7	0.8
Paper, Printing and Stationery		65,089.7		483.3	0.7		93,290.8		652.3	0.7
Gems and Jewelry		124,802.2		576.6	0.5		131,799.7		945.9	0.7
Glass & Glass Products		8,262.9		18.2	0.2		7,713.0		52.1	0.7
Leather & Products		22,743.1		104.8	0.5		30,766.5		197.5	0.6
Housing Finance Companies		234,937.3		4,912.8	2.1		282,156.7		1,416.8	0.5
Real Estate & Property Services		298,277.1		2,686.1	0.9		383,765.5		2,004.5	0.5
Drugs and Pharmaceuticals		93,248.4		313.9	0.3		123,309.0		675.9	0.5
Power		630,189.4		3,973.4	0.6		671,859.4		2,217.8	0.3
Other Non-metallic/Mineral Products		33,380.1		198.0	0.6		53,367.8		143.0	0.3
Cement & Products		110,502.3		262.7	0.2		87,637.4		255.9	0.3
Iron and Steel		248,140.2		1,095.0	0.4		321,587.7		764.4	0.2
Coal & Petroleum Products		172,989.4		414.4	0.2		233,583.7		360.5	0.2
Chemical and Products		108,517.7		192.5	0.2		150,696.2		233.1	0.2
Shipping		13,939.9		17.0	0.1		15,718.4		17.7	0.1
Fertilisers & Pesticides		104,239.9		12.9	—		33,242.2		21.5	0.1
Telecom		162,837.3		149.3	0.1		331,131.1		160.6	—
NBFC		415,787.6		61.1	—		509,445.4		107.7	—
Financial Institutions		443,257.3		18.7	—		618,494.1		24.3	—
Total				213,782.4					197,269.5

As of March 31, 2022, our gross
non-performing
loans as a percentage of gross loans in the respective industries were the highest in Capital Market Intermediaries, Agriculture Production—Food and Agriculture
Production—Non-Food.
Capital Market Intermediaries
Exchanges in the capital markets segment offer a platform to their broker members (capital market intermediaries) for trading in the cash, derivatives, currency derivatives and commodity segments. Exchanges appoint banks to clear and settle trade obligations. The Bank has had a presence in the stock & commodity exchange segment since the late 1990s as a clearing bank in the Indian capital markets. As a clearing bank, the Bank has been offering various transactional services and credit facilities in the form of fund and non-fund-based
exposures, primarily to brokers in the capital market segments who hold their primary or secondary settlement accounts with the Bank. This acts as a key relationship point as well as a risk mitigant, as all payments to and from the exchanges are required by the relevant exchange to only be settled through these exchanges. The segment is highly regulated. As on March 31, 2022, high NPAs were the result of borrower-specific issues.
Agriculture Production—Food
The agricultural food industry in India is predominantly dependent on the domestic farm production, which is impacted by the monsoon and various other climatic conditions.
Despite disrupted supply chains and other problems related to the second wave of
COVID-19,
farm production and exports reported healthy growth during financial year 2022. Increased exports volumes were registered in particular in non-basmati
rice, other cereals, dairy products and sugar, primarily due to widening demand-supply gaps at the global level. Domestic price inflation, logistic issues, including worldwide container shortages and increased freight costs, as well as raw material price volatility adversely impacted the food industry.
Agriculture
Production—Non-Food
Non-food
agricultural production (including, amongst others, cotton, jute plantations and rubber trees) in India is impacted by changes in the monsoon season, other weather conditions, as well as increased input costs. In light of global challenges, such as the Russia-Ukraine war, reduced farm production, a surge in crude oil prices and renewed
COVID-19
related lockdowns in China, demand and supply were disrupted. These disruptions have directly impacted the farming community and related supply chains, resulting in a significant decrease in profit margins and an increase in defaults.
Remediation Strategy for
Non-Performing
Loans
We focus on early problem recognition and active remedial management efforts in relation to our non-performing
loans. Because we are involved primarily in working capital finance with respect to wholesale loans, we track our borrower’s performance and liquidity on an ongoing basis. This enables us to define remedial strategies proactively and manage our exposures to industries or customers who we believe are displaying deteriorating credit trends. Relationship managers lead the recovery effort together with strong support from the credit group in the corporate office in Mumbai. Recovery is pursued through, among others, legal processes, enforcement of collateral, negotiated one-time
settlements and other similar strategies. The particular strategy pursued depends upon the level of cooperation of the borrower, our assessment of the borrower’s management integrity and long term viability, the credit structure and the role of other creditors.

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
Introduction
Overview
We are a
new-generation
private sector bank in India. Our principal business activities are retail banking, wholesale banking and treasury services. Our retail banking division provides various products such as deposit products, loans including loans to small and medium enterprises, credit cards, debit cards, third-party mutual funds and insurance products, bill payment services and other products and services. Through our wholesale banking operations we provide products such as loans, deposit products, documentary credits, guarantees, debt syndication services and foreign exchange and derivative products. We also provide cash management services, clearing and settlement services for stock and commodity exchanges, tax and other collections for the Government, custody services and correspondent banking services. Our treasury services segment undertakes trading operations on the proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on the proprietary account and customer flows and borrowings.
Proposed Transaction
The Board of Directors at its meeting held on April 4, 2022 approved the Scheme for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, each a subsidiary of HDFC Limited, with and into HDFC Limited; and (ii) HDFC Limited with and into HDFC Bank, and their respective shareholders and creditors (the “Proposed Transaction”). The share exchange ratio shall be 42 equity shares of HDFC Bank (each having a face value of Rs. 1) for every 25 equity shares of HDFC Limited (each having a face value of Rs. 2). See also “
Business—Proposed Transaction
”.
The completion of the Scheme and the Proposed Transaction is subject to customary closing conditions, including the receipt of requisite approvals from the RBI, the Competition Commission of India, the National Housing Bank, the Insurance Regulatory and Development Authority of India, the Pension Fund Regulatory and Development Authority, the National Company Law Tribunal, the Securities Exchange Board of India, BSE Limited, the National Stock Exchange of India Limited and other statutory and regulatory authorities, and the respective shareholders and creditors, under applicable Indian law. It is currently anticipated that the Proposed Transaction will be completed during fiscal year 2024. While HDFC Bank has received certain approvals and no objection letters in regard to the Proposed Transaction subject to certain conditions, further approvals and letters will be required in due course. There can be no assurance that the remaining closing conditions will be satisfied in a timely manner or at all, or that an effect, event, development or change will not transpire that could delay or prevent these conditions from being satisfied.
See also “
Risk Factors—The Scheme with HDFC Limited is subject to a number of conditions, some of which are outside of the parties’ control, and, if these conditions are not satisfied, the Scheme may be terminated and the Proposed Transaction may not be completed
”, “Risk Factors—Uncertainty about the Proposed Transaction may adversely affect the relationships of the Parties with their respective investors, customers, business partners and employees, whether or not the Proposed Transaction is completed” and “
Risk Factors— The Scheme with HDFC Limited may be more difficult, costly or time-consuming than expected, and implementation may fail to realize the anticipated benefits of the merger and will expose us to incremental regulatory requirements
.”
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

Two important measures of our results of operations are net interest revenue, which is equal to our interest and dividend revenue net of interest expense, and net interest revenue after allowance for credit losses. Interest expense includes interest on deposits as well as on borrowings. Our interest revenue and expense are affected by fluctuations in interest rates as well as volume of activity. Our interest expense is also affected by the extent to which we fund our activities with low-interest
and
non-interest-bearing
deposits, and the extent to which we rely on borrowings. Until March 31, 2020 our allowance for credit losses was comprised of specific and unallocated allowances for loan loss. Impairments of credit substitutes were not included in our loan loss provision, but were reflected under “
Non-interest
revenue—other than temporary losses on available for sale debt securities
” in our consolidated statements of income. Effective April 1, 2020, we adopted the Current Expected Credit Loss (“CECL”) accounting guidance. The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost, available-for-sale
debt securities and certain
off-balance
sheet credit exposures. Our allowance for credit losses is comprised of the allowance for loan losses, which covers our loan portfolios. Consistent with prior years, the impairment of our available-for-sale
debt securities, including credit substitutes, are not included in our allowances for credit losses, but are reflected under “
Non-interest
revenue—allowance on available for sale debt securities
” in our consolidated financial statements of income.
We also use net interest margin and spread to measure our results. Net interest margin represents the ratio of net interest revenue to average interest-earning assets. Spread represents the difference between yield on average interest-earning assets and the cost of average interest-bearing liabilities, including current accounts which are non-interest-bearing.
Our
non-interest
revenue includes fee and commission income, realized gains and losses on sales of securities and spread from foreign exchange and derivative transactions, and income from affiliates. Our principal sources of fee and commission revenue are retail banking services, retail asset fees and charges, credit card fees, home loan sourcing commissions, cash management services, documentary credits and bank guarantees, and distribution of third-party mutual funds and insurance products.
Our
non-interest
expense includes expenses for salaries and staff benefits, premises and equipment maintenance, depreciation and amortization, expenditure for the purchase of priority sector lending certificates and administrative and other expenses. The costs of outsourcing back office and other functions are included in administrative and other expenses.
Our financial condition and results of operations are affected by general economic conditions prevailing in India. According to estimates by the Indian Central Statistics Office, real GDP declined by 6.6 percent in fiscal year 2021 as compared to a growth of 3.7 percent in fiscal year 2020. Following the availability of
COVID-19
vaccines as well as fiscal and monetary measures, India’s GDP grew by 8.7 percent in 2022. On the monetary side, the RBI provided liquidity to intensive sectors and emergency health care services. Additionally, the RBI opened an on tap special long term repo operations window for small finance banks. In line with GDP, the overall bank credit growth improved to 8.6 percent in March 2022 compared to 5.6 percent in March 2021.
While our results may not necessarily track the GDP figures directly, the economic performance affects the environment in which we operate. For example, a weak GDP growth resulting from a decline in consumption and in the level of production of goods and services may lead to a reduced demand for bank credit.
Headline CPI tracked above the RBI’s upper tolerance limit of 6.0 percent between April 2020 and November 2020, as a result of supply shortages caused by the
COVID-19
pandemic. In addition, a sharp increase in food inflation and certain segments of core inflation (such as recreation and health services) kept headline inflation elevated. In fiscal year 2021, headline inflation averaged 6.2 percent compared to 4.8 percent in fiscal year 2020, 3.4 percent in fiscal year 2019 and 3.6 percent in fiscal year 2018. Due to mounting inflationary pressures, the RBI did not reduce the policy rates further following an emergency rate cut of 40 basis points in May 2020.
In fiscal year 2022, inflation averaged 5.5 percent; however, headline inflation rose to an
8-year
high of 7.8 percent in April 2022. To control inflation, the RBI has made an off-cycle
rate hike of 40 basis points in May 2022 and another 50 basis points in June 2022. The RBI is expected to make
3-4
additional rate hikes in fiscal year 2023.
A high interest rate environment acts as a headwind for economic growth.
Owing to the pandemic-related disruption, the fiscal year deficit target widened to 9.2 percent of GDP in fiscal year 2021. This compares to 4.7 percent of GDP in fiscal year 2020 and 3.4 percent in fiscal year 2019. Alongside the shift of the Food Corporation of India loans on to the Government’s balance sheet and a pandemic-related increase in Government spending, subdued economic activity and the resultant decrease in tax revenue also contributed to the widening of the deficit in fiscal year 2021. For fiscal year 2022, the fiscal deficit narrowed to 6.7 percent, as tax collections improved with economic activity. The Government is targeting a fiscal deficit of 6.4 percent of GDP for fiscal year 2023 and plans to focus on capital expenditure to revive growth. However, the fiscal deficit is expected to exceed the budget estimate by approximately 40 basis points, mainly driven by a loss of revenue due to an import duty cut on diesel, petrol and other raw materials, and an increased subsidy bill.

Our financial condition and results of operations are also affected by widespread health emergencies (or concerns over the possibility of such emergencies), such as the
COVID-19
pandemic and the actions taken in response to it, which can cause significant volatility in demand for our products, changes in customer behavior and preferences, financial distress for our customers and related increases in customer defaults and provisions for losses, disruptions to our capital expenditure initiatives, limitations on our employees’ ability to work and travel, significant changes in the economic or political conditions in markets in which we operate and related currency volatility, restrictions on our access to, and increases in the cost of, capital and increased regulatory requirements, such as the RBI’s
COVID-19-related
regulations, which included permission for financial institutions to extend a three-month moratorium on term loan repayments due between March 1, 2020 and May 31, 2020. This was later renewed for a second period from June 1, 2020 to August 31, 2020. In May 2021, the RBI issued an additional set of measures, permitting lending institutions to offer a limited window to individual borrowers and small businesses to implement resolution plans in respect of their credit exposures while classifying such borrowers as “standard” subject to certain specified conditions. In August 2020 and May 2021, the RBI also issued guidelines for the restructuring of existing loans to micro, small and medium enterprises classified as “standard”, without a downgrade in the asset classification, subject to certain conditions. Since March 2021, India has been experiencing a “second wave” of
COVID-19
infections, including a significant surge of
COVID-19
cases following the discovery of a “double mutant” coronavirus variant in the country. While the initial lockdown imposed in March 2020 in response to the first outbreak of
COVID-19
in India was lifted, regional lockdowns continue to be implemented in areas with a significant number of
COVID-19
cases. The slowdown during the year led to a decrease in loan originations, third party product sales, credit and debit card use by customers and collection effort efficiency. As a consequence, there may be a rise in the number of customer defaults and an increase in the provisions thereagainst. The Supreme Court of India, in a public interest litigation, through an interim order dated September 3, 2020 (“Interim Order”), had directed that the accounts that were not declared as NPA until August 31, 2020, should not be declared as NPA until a further order is made. The Interim Order was vacated on March 23, 2021. In accordance with the instructions in the RBI circular dated April 7, 2021 issued in connection with this matter, we continued with the asset classification of borrower accounts as per our existing policy in this regard.
Furthermore, while in ordinary circumstances, declining fiscal deficits tend to have a favorable impact on our operations, as a lower fiscal deficit allows the RBI to reduce rates, support a sustainable level of inflation and prevent private investment from being crowded out, the current expansion is also likely to benefit us by offering support to slowing growth, providing relief to businesses and assisting in mitigating
COVID-19-related
disruptions. Given the dynamic nature of the outbreak, the extent to which
COVID-19
will continue to impact our business, financial condition and results of operations will depend on future developments, which remain highly uncertain and cannot be accurately predicted at this time.
Notwithstanding the pace of growth in India, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2022, net non-performing
customer assets (which consist of loans and credit substitutes) constituted 0.4 percent of net customer assets. In addition, our net customer assets represented 93.8 percent of our deposits and our deposits represented 73.8 percent of our total liabilities and shareholders’ equity. Our average non-interest-bearing
current accounts and
low-interest-bearing
savings accounts represented 44.6 percent of our average total deposits for the year ended March 31, 2022. These low-cost
deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) for fiscal year 2022 of 3.1 percent.
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
Retail
Until March 31, 2020 our retail loan loss allowance consisted of specific allowance and allowance for loans collectively evaluated for impairment (termed as “unallocated allowance”). We established a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally, we monitored loan to value ratios for loans against securities. The loans were charged off against allowances typically when the account became 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off were 150 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believed that any future cash flows from these loans were remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. Subsequent recoveries, if any, against write-off
cases, were adjusted to provision for credit losses in the consolidated statement of income. We also recorded unallocated allowances for our retail loans by product type. Our retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. We established an unallocated allowance for loans in each product group based on its estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. We estimated our unallocated allowance for retail loans based on the probability of default and loss given default, determined for the respective risk pools.

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
Effective April 1, 2020, we adopted the CECL accounting guidance. The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost and certain off-balance
sheet credit exposures including undrawn commitments not cancellable, investments including AFS debt securities and other financial assets measured at amortized cost. This framework requires that management’s estimate reflects credit losses over the instrument’s remaining expected life and considers expected future changes in macroeconomic conditions.
Our allowance for credit losses is comprised of:

•	the allowance for loan losses, which covers our loan portfolios and is presented separately on the balance sheet in loans;

•	the allowance for lending-related commitments, which is recognized on the balance sheet in “ Accrued expenses and other liabilities ”;

•
the allowance for credit losses on investment securities, which covers our AFS debt securities and is recognized on the balance sheet in “
Investments available for sale debt securities
” on the balance sheet; and

•
the allowance for credit losses on other financial assets measured at amortized cost, and other off-balance
sheet credit exposures, which are recognized on the balance sheet in “
Accrued expenses and other liabilities
”
.

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
Our policies used to determine our allowance for credit losses and our allowance for lending-related commitments are described in the following paragraphs.

Our portfolio is bifurcated into retail and wholesale portfolios, wherein the retail portfolio is segmented into homogenous pools using various factors such as nature of product, delinquencies, and other demographic and behavioral variables of the borrowers. The wholesale portfolio is segmented into various risk grades on the basis of a host of quantitative and qualitative factors including financial performance, industry risk, business risk and management quality. The allowance for loan-related losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of outstanding loans and lending-related commitments that are not unconditionally cancellable. We do not record an allowance for future drawings on unconditionally cancellable lending-related commitments (
e.g.,
credit cards). We do not record an allowance on accrued interest receivables on the balance sheet due to our policy to reverse interest income on loans more than 90 days past due and in the case of agricultural loans more than 365 days past due, and also on any loans classified as non-performing.
The expected life for retail loans and wholesale loans is determined by considering their contractual term and expected prepayments. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account. We have an unconditionally cancellable clause (“UCC”) for credit card lines and as allowed by CECL accounting guidance, we make an allowance only for debt drawn at the time of expected loss measurement. We apply expected principal payments to the credit card receivable balances existing at the reporting date until the balance is exhausted.
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
In order to estimate the allowance, we primarily rely on our risk-segmentation models, which are also an integral part of our risk management framework. Risk segmentation aims to group homogenous exposures together to allow for collective assessment of expected losses. Expected Loss estimation under collective assessment, is primarily based on probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”) estimates. We have modeled our PD estimates at the aforementioned granularity for our retail and wholesale portfolios and have also created the remaining expected life structure of the same for computation of credit losses.
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
Collective and Individual Assessments
Management estimates the allowance balance using relevant available information, from internal and external sources, relating to historical experience, current conditions, and reasonable and supportable forecasts. Historical loan default and loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information incorporate management’s view of current conditions and forecasts.
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
As an integral part of the credit process, we have a credit rating model appropriate to our retail and wholesale credit segments. We monitor credit quality within our segments based on primary credit quality indicators. This internal rating grading is updated at least annually based on credit rating model scale.

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
In addition to our historical experience, we seek to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses into our allowance. We therefore include in our estimation the use of quantitative statistical models to predict the impact of macro-economic variables on defaults. We rely on a single macro-economic variable that is relevant to the specific pool of loans to develop reasonable and supportable forecasts specific to the relevant macro-economic variable. In deploying these models we have assessed the impact of an exhaustive set of macro-economic variables, key such variables are GDP, Private Final Consumption Expenditure, Gross Fixed Capital Formation and the index of industrial production (“IIP”) on our expected losses, and use consensus macro-economic forecasts surveyed and published by the RBI: Centre for Monitoring Indian Economy. As the consensus macro-economic forecasts are published for a year we revert to the historical average default rate beyond this period on a straight line basis. Any adjustments needed to the modeled expected losses in the quantitative calculations are addressed through a qualitative adjustment. Qualitative adjustment, among other things includes the uncertainty of forward-looking scenarios based on the likelihood and severity of a possible recession; the uncertainty of economic conditions related to an alternative downside scenario; certain portfolio characteristics and concentrations; collateral coverage; model limitations; idiosyncratic events; and other relevant criterias. The qualitative adjustment also reflects the estimated impact of the pandemic and the war between Russia and Ukraine on the economic forecasts and their impact on credit loss estimates. The total ACL is comprised of the quantitative and qualitative components.
We estimate our allowance for credit losses for pooled loans based on their probability of default and loss given default, determined for the respective risk pools. The allowance for credit losses for the quantitative component of pooled loans is the product of multiplying the PD, LGD and EAD.
Asset-specific component
To determine the asset-specific component of the allowance, collateral-dependent loans (including those loans for which foreclosure is probable) and larger, and non-accrual
risk-rated loans in the wholesale portfolio segment are generally evaluated individually, while smaller loans (both scored and risk-rated) are aggregated for evaluation using factors relevant for the respective class of assets.
We generally measure the asset-specific allowance as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan’s original effective interest rate. Subsequent changes in impairment, including those related to the passage of time, are generally recognized as an adjustment to the allowance for credit losses. For collateral-dependent loans, the fair value of collateral less estimated costs to sell is used to determine the charge-off
amount for declines in value (to reduce the amortized cost of the loan to the fair value of collateral) or the amount of the negative allowance that should be recognized (for recoveries of prior charge-offs associated with improvements in the fair value of collateral).
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

Impairment of debt securities
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
Upon adoption of ASU
2016-13,
Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL) with effect from April 1, 2020 we conduct reviews of all available-for-sale
debt securities with fair value below their carrying value or with zero loss expectation. We evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The allowance is increased or decreased if credit conditions subsequently worsen or improve. Reversals of credit losses is recognized in earnings. We recognize the entire difference between the amortized cost basis and fair value in earnings for impaired AFS debt securities that we have an intent to sell or for which we believe we will more-likely-than-not
be required to sell prior to recovery of the amortized cost basis. We have applied ASC 326 to AFS debt securities when other-than-temporary-impairment has been recognized before the adoption. Amortized cost of a security, including the security’s effective interest rate where an other-than-temporary impairment had been recognized up to March 31, 2020 has remained unchanged. Amounts previously recognized in accumulated other comprehensive income as of the adoption date that relate to improvements in cash flows continue to be accreted to interest income over the remaining life of the security on a level-yield basis. Recoveries of amounts previously written off relating to improvements in cash flows after the date of adoption are recorded to income in the period received. We do not record an allowance on accrued interest receivables on the balance sheet due to our policy to reverse interest income on debt securities in a timely manner in line with our non-accrual
and past due policies and also on any debt security classified as non-performing.
We do not purchase debt securities with credit deterioration.
Sensitivity
CECL is sensitive to the changes in key assumptions and the qualitative adjustments that require the application of significant management judgment. Future amounts of CECL could be dependent on various factors such as loan growth and the economic environment, in particular since the potential variability in the current economic conditions remains high. Furthermore, the variability in the general economic conditions impacts each product differently and hence could result in a variation in CECL.
We undertook a sensitivity analysis to assess the magnitude of CECL under extreme circumstances. As part of this sensitivity analysis, we analyzed variability in provisions on account of a change in the assumptions underlying our forward-looking outlook. For this analysis, we sensitized macroeconomic variables and increased the impact of our qualitative adjustments. We also shifted the cash flows by some percentage points to the next bucket thereby simulating an extension of tenor of the loans. We observed that the impact was not significant. While the sensitivity analysis is useful and helps us to understand how the changes in our macroeconomic assumptions may impact our modeled ECLs, we are aware of the fact that it is not meant to enable us to forecast how the Bank’s allowance for credit losses is expected to change in a different macroeconomic outlook. Importantly, the analysis is an enabler and does not encompass many factors, including qualitative factors which could have offsetting effects on the estimates. Considering the variety of factors contemplated when developing the macroeconomic outlooks, the Bank believes the allowance for credit losses as at March 31, 2022 is appropriate.
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

Revenue Recognition
Interest income from loans and from investments is recognized on an accrual basis using the effective interest method when earned except in respect of loans or investments placed on non-accrual
status, where it is recognized when received. Fees and commissions from guarantees issued are amortized over the contractual period of the commitment. Dividends from investments are recognized when declared. Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method. Other fees and income are recognized when earned, which is when the service that results in the income has been provided. We amortize the annual fees on credit cards over the contractual period of the fees.
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
Goodwill
Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. Until March 31, 2020 this analysis was a two-step
process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit was considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is to be performed. The second step involved calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. On April 1, 2020, we adopted ASU
2017-04
which eliminated the requirement to calculate the implied fair value of Goodwill (the second step). Accordingly, if the fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

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

As of March 31, 2022, our Level 3 instruments recorded at fair value on a recurring basis were available-for-sale
mortgage and asset-backed securities aggregating Rs. 143.9 billion. The Level 3 instruments comprised 3.2 percent of our total securities portfolio and 0.7 percent of our total assets, as of March 31, 2022. The valuation of these mortgage and asset-backed securities is dependent on the estimated cash flows that the underlying trust would pay out. The cash flows for mortgage and asset-backed securities are discounted at the yield-to-maturity
rates and credit spreads published by Fixed Income Money Market and Derivatives Association on month ends.
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
Lease accounting
We recognize lease liabilities measured as the present value of lease payments not yet paid, discounted using the incremental borrowing rate. The right-of-use
asset includes an initial measurement of the lease liabilities adjusted for accrued lease liabilities.
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

Status of
IND-AS
The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for the implementation of
IND-AS
converged with International Financial Reporting Standards as issued by the International Accounting Standards Board with certain carve-outs for scheduled commercial banks, insurance companies and non-banking
financial companies (the “2016 Roadmap”), which was subsequently confirmed by the RBI through its circular dated February 11, 2016. The 2016 Roadmap required such institutions to prepare
IND-AS-based
financial statements for accounting periods commencing on or after April 1, 2018, with comparative financial information for accounting periods commencing on or after April 1, 2017. The implementation of
IND-AS
by banks requires certain legislative changes in the format of financial statements to comply with disclosures required by
IND-AS.
In April 2018, the RBI deferred the effective date for implementation of
IND-AS
by one year, by which point the necessary legislative amendments were expected to have been completed. The legislative amendments recommended by the RBI are under consideration by the Government of India. Accordingly in March 2019, the RBI has deferred the implementation of
IND-AS
until further notice.
In conjunction with the implementation of
IND-AS
for our local Indian results, we may adopt IFRS for the purposes of our filings pursuant to Section 13 or 15(d) of, and our reports pursuant to Rule
13a-16
or
15d-16
under the Exchange Act. Should we choose to do so, for our first year of reporting in accordance with IFRS, we would be permitted to file two years, rather than three years, of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS.
Transition to Alternate Reference Rate
In 2017 the U.K. Financial Conduct Authority (“FCA”) announced that it would no longer compel banks to contribute to the London Interbank Offered Rate (“LIBOR”) setting after 2021. On March 5, 2021, the FCA announced the future cessation or loss of representativeness of the 35 LIBOR benchmark settings currently published by ICE Benchmark Administration Limited (“IBA”), which administers LIBOR. As at the end of December 2021, the publication of most LIBOR settings calculated has ceased and the global financial markets generally transitioned away from the use of all LIBOR settings, except for the publication until June 30, 2023 of certain U.S. dollar LIBOR settings. It has become clear that various jurisdictions are working on a rate or rates as accepted alternatives to LIBOR. In India, instruments such as external commercial borrowings, other debt contracts and certain derivatives are typically linked to LIBOR. In addition, the Mumbai Interbank Forward Offer Rate (“MIFOR”), a benchmark used for interest rate swap transactions, is also a rate that is based on LIBOR. In March 2020, the FASB issued ASU
2020-04
“Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides for optional expedients and other guidance related to the modification of contracts, hedging relationships, and other transactions affected by the reference rate reform. The Bank adopted the ASU effective April 1, 2021. The LIBOR Transition project is being successfully implemented within the Bank. The Bank has adhered to the ISDA protocol for derivative contracts and is in discussion with counterparties who have outstanding legacy derivative trades, referencing LIBOR, which are to be discontinued post June 30, 2023 for early adherence/execution to the Protocol/amended fallback agreement. The inclusion of fallback clauses in the existing loans contracts that are linked to LIBOR currencies other than US$ is complete. Fallback language for US$ LIBOR-linked loans is expected to be completed before June 2023. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.
Recently Issued Accounting Pronouncements Not Yet Effective
In August 2020, the FASB issued ASU
2020-06
“Debt—Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic
815-40)”.
This ASU simplifies the accounting for convertible debt and convertible preferred stock by reducing the number of accounting models for these instruments, resulting in fewer embedded conversion features, which are recognized separately from the host contract. Additionally, this ASU revises the criteria for determining whether contracts in an entity’s own equity meet the scope exception from derivative accounting, which will change the population of contracts that are recognized as assets or liabilities. The amendments in this ASU also revise certain aspects of the guidance on calculating earnings per share with respect to convertible instruments and instruments that may be settled in the entity’s own shares. This ASU is effective for the Bank’s interim and annual periods in fiscal years beginning after December 15, 2021. The Bank does not expect the adoption of ASU
2020-06
to have a material impact on its consolidated financial statements.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021
Net Interest Revenue After Allowance for Credit Losses
Our net interest revenue after allowances for credit losses increased by 17.5 percent from Rs. 529.5 billion in fiscal year 2021 to Rs. 621.9 billion in fiscal year 2022. Our net interest margin was 4.3 percent for fiscal year 2022. The following table sets out the components of net interest revenue after allowance for credit losses.

	Years ended March 31,
	2021		2022		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Interest on loans	Rs.	1,017,047.8	Rs.	1,057,925.6		Rs. 40,877.8	4.0
Interest on securities, including dividends and interest on trading assets		230,064.7		242,590.5		12,525.8	5.4
Other interest revenue		28,855.1		32,620.9		3,765.8	13.1
Total interest and dividend revenue		1,275,967.6		1,333,137.0		57,169.4	4.5
Interest on deposits		501,260.2		489,010.1		(12,250.1)	(2.4)
Interest on short term borrowings		12,531.8		17,675.2		5,143.4	41.0
Interest on long term debt		78,361.5		77,456.3		(905.2)	(1.2)
Other interest expense		127.6		155.9		28.3	22.2
Total interest expense		592,281.1		584,297.5		(7,983.6)	(1.3)
Net interest revenue	Rs.	683,686.5	Rs.	748,839.5	Rs.	65,153.0	9.5
Less: Provision for credit losses:
Retail		145,821.9		122,622.6		(23,199.3)	(15.9)
Wholesale		8,411.5		4,356.9		(4,054.6)	(48.2)
Total	Rs.	154,233.4	Rs.	126,979.5	Rs.	(27,253.9)	(17.7)
Net interest revenue after allowance for credit losses	Rs.	529,453.1	Rs.	621,860.0	Rs.	92,406.9	17.5
Interest and Dividend Revenue
Interest income on loans increased by 4.0 percent from Rs. 1,017.0 billion in fiscal year 2021 to Rs. 1,057.9 billion in fiscal year 2022, primarily due to an increase in our average loan book. The average balance of our total loan book increased by 15.0 percent from Rs. 10,589.5 billion in fiscal year 2021 to Rs. 12,175.7 billion in fiscal year 2022. Our average balance of retail loans increased by 14.9 percent from Rs. 6,975.0 billion in fiscal year 2021 to Rs. 8,014.5 billion in fiscal year 2022. The growth in retail loans was primarily across the retail business banking, housing loans and personal loans/credit cards segments. Our average balance of wholesale loans increased by 15.1 percent from Rs. 3,614.5 billion in fiscal year 2021 to Rs. 4,161.2 billion in fiscal year 2022. Retail loan yields decreased from 10.9 percent in fiscal year 2021 to 10.3 percent in fiscal year 2022. Wholesale loan yields decreased from 7.2 percent in fiscal year 2021 to 5.5 percent in fiscal year 2022.
Interest on securities, including dividends and interest on trading assets, increased by 5.4 percent from Rs. 230.1 billion in fiscal year 2021 to Rs. 242.6 billion in fiscal year 2022. This was primarily driven by an increase in the average balance of our investments. The average balance of our investments increased by Rs. 380.8 billion from Rs. 3,833.6 billion in fiscal year 2021 to Rs. 4,214.4 billion in fiscal year 2022. Yields on our investments decreased from 6.0 percent in fiscal year 2021 to 5.8 percent in fiscal year 2022.
Other interest revenue increased by 13.1 percent from Rs. 28.9 billion in fiscal year 2021 to Rs. 32.6 billion in fiscal year 2022, primarily due to an increase in the average balance of dues from banks and other interest earning assets during fiscal year 2022. The average balance of dues from banks and other interest earning assets increased by 12.9 percent from Rs. 962.1 billion in fiscal year 2021 to Rs. 1,086.0 billion in fiscal year 2022. The yield on dues from banks and other interest earning assets remained stable at 3.0 percent in fiscal years 2021 and 2022.

Interest Expense
Our interest expense on deposits decreased by 2.4 percent from Rs. 501.3 billion in fiscal year 2021 to Rs. 489.0 billion in fiscal year 2022. This was primarily due to a decrease in the average cost of our deposits. The average cost of our deposits, including non-interest-bearing
deposits, decreased from 4.2 percent in fiscal year 2021 to 3.6 percent in fiscal year 2022. This was partially offset by an increase in the average balance of our interest-bearing deposits. The average balance of our interest-bearing deposits increased by 12.4 percent from Rs. 10,628.8 billion in fiscal year 2021 to Rs. 11,951.6 billion in fiscal year 2022.
The average balance of our savings account deposits increased from Rs. 3,392.4 billion in fiscal year 2021 to Rs. 4,348.2 billion in fiscal year 2022, and the average balance of our time deposits increased from Rs. 7,236.4 billion in fiscal year 2021 to Rs. 7,603.4 billion in fiscal year 2022. The cost of our time deposits decreased from 5.4 percent in fiscal year 2021 to 4.6 percent in fiscal year 2022.
Interest expense on our short term borrowings increased by 41.0 percent from Rs. 12.7 billion in fiscal year 2021 to Rs. 17.8 billion in fiscal year 2022, primarily on account of an increase in the average balance of our short term borrowings, which increased by 36.6 percent from Rs. 549.0 billion in fiscal year 2021 to Rs. 750.2 billion in fiscal year 2022. The cost of our short term borrowings increased from 2.3 percent in fiscal year 2021 to 2.4 percent in fiscal year 2022. Interest expense on our long term debt decreased by 1.2 percent, primarily on account of a decrease in the cost of our long term-debt, which decreased from 7.1 percent in fiscal year 2021 to 6.2 percent in fiscal year 2022. The average balance of our long term debt increased from Rs. 1,110.0 billion in fiscal year 2021 to Rs. 1,243.2 billion in fiscal year 2022.
Provision for Credit Losses
The CECL accounting guidance requires the measurement of our allowance for credit losses to be based on our estimate of lifetime expected credit losses inherent in our financial assets measured at amortized cost and certain off-balance
sheet credit exposures.
For the purposes of incorporating reasonable and supportable forecast into the CECL calculation, we have developed models using macroeconomic variables such as GDP, private final consumption expenditure, Gross Fixed Capital Formation, index of industrial production on its expected losses, and uses consensus macro-economic forecasts surveyed and published by the Reserve Bank of India: Centre for Monitoring Indian Economy. The output of our models is appropriately adjusted with additional forward looking quantitative/qualitative factors, including economic, business and portfolio specific outlook where required.
The Bank relies on a single economic variable to develop reasonable and supportable forecasts and uses consensus macro-economic forecasts surveyed and published by the RBI: Centre for Monitoring Indian Economy. For this the Bank considers the published data as per the RBI’s bi-monthly
forecasters survey. Accordingly, as of March 31, 2021 the GDP growth was mainly impacted due to the impact of
COVID-19
pandemic and the resulting extended periods of lockdowns. Although, the GDP forecast for fiscal year 2022 was optimistic given in light roll out of vaccinations and the expected vanishing of the virus, the Bank applied relevant forward looking overlays for the reporting as of March 31, 2021 to take cognizance of the possibility of a “third wave”. As of March 31, 2022 the GDP growth was reported at 4.1 percent for the fourth quarter of fiscal year 2022 which is lower than the economic outlook as of March 31, 2021. For the March 31, 2022 reporting, the Bank has considered GDP growth forecast of 4.0 percent for March 2023 which is a slowdown in outlook forecast with rising commodity prices and global supply chain disruptions resulting from geo-political
tensions as major challenges.
In addition to the above judgment and estimates, provision for credit losses is impacted by unanticipated changes in asset quality of portfolio such as increase and decrease in credit or internal risk ratings, or improvement or deterioration in the borrower’s delinquencies or credit scores, all of which have some degree of uncertainty. As the macroeconomic outlook improved in fiscal year 2022, along with improvements in asset quality, the provision for credit losses decreased from Rs. 154.2 billion in fiscal year 2021 to Rs. 127.0 billion in fiscal year 2022.
Our provisions for credit losses of our retail loans decreased from Rs. 145.8 billion in fiscal year 2021 to Rs. 122.6 billion in fiscal year 2022. The decrease in allowances was in our personal loans/credit cards and retail business banking, partially offset by an increase in other retails segments. Our provisions for wholesale loans decreased from Rs. 8.4 billion in fiscal year 2021 to Rs. 4.4 billion in fiscal year 2022. While we experienced solid growth in the first half of fiscal year 2021, the impact from the COVID-19 pandemic on India to an extent affected the quality of our loan portfolio. The decrease in our estimate of losses is offset by the increase in allowance due to growth in our wholesale loan portfolio. An increase in the number of COVID-19 cases and global supply chain disruptions resulting from geo-political tensions may slow or halt any future economic recovery.

Non-Interest
Revenue
Our
non-interest
revenue increased by 7.0 percent from Rs. 253.0 billion in fiscal year 2021 to Rs. 270.6 billion in fiscal year 2022. The following table sets forth the components of our non-interest
revenue:

	Years ended March 31,
	2021		2022		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Fees and commissions	Rs.	165,410.4	Rs.	202,979.5	Rs.	37,569.1	22.7
AFS securities gains, net		53,010.1		19,660.9		(33,349.2)	(62.9)
Trading securities gains/(losses), net		1,481.0		2,455.5		974.5	65.8
Foreign exchange transactions		27,762.6		34,851.4		7,088.8	25.5
Derivatives gains/(losses)		(3,253.0)		1,422.0		4,675.0	(143.7)
Other		8,564.6		9,204.9		640.3	7.5
Total non-interest revenue	Rs.	252,975.7	Rs.	270,574.2	Rs.	17,598.5	7.0
Fees and commissions increased by 22.7 percent from Rs. 165.4 billion in fiscal year 2021 to Rs. 203.0 billion in fiscal year 2022, primarily on account of an increase in lending-related fees, deposit-related fees and commissions on distribution of mutual funds and insurance products.
The gain on AFS securities was primarily attributable to realized net gains from the sale of debt securities and Government of India securities. The gain on AFS securities decreased due to a reduction in realized net gains from the sale of Government of India securities. The gain on trading securities was primarily attributable to net gains on mutual funds and equity shares.
In fiscal year 2022, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 1.5 billion, primarily on account of a gain of Rs. 4.8 billion from currency options, interest rate derivatives and forward rate agreements, which mainly resulted from mark-to-market
gains, partially offset by a loss of Rs. 1.7 billion from currency swaps and a loss of Rs. 1.6 billion from forward exchange contracts. In fiscal year 2021, derivative transactions (unadjusted for credit spread) resulted in a loss of Rs. 3.4 billion, primarily on account of a loss of Rs. 3.4 billion from currency swaps and a loss of Rs. 2.2 billion from forward exchange contracts, mainly driven by mark-to-market
losses, partially offset by gains of Rs. 2.2 billion (unadjusted for credit spread) from currency options, interest rate derivatives and forward rate agreements. Income from foreign exchange transactions amounted to Rs. 34.9 billion during fiscal year 2022 as compared to Rs. 27.8 billion during fiscal year 2021. As a result, income from foreign exchange transactions and derivatives increased from Rs. 24.5 billion in fiscal year 2021 to Rs. 36.3 billion in fiscal year 2022.
Our other
non-interest
revenue increased by Rs. 0.6 billion to Rs. 9.2 billion in fiscal year 2022 as compared to Rs. 8.6 billion in fiscal year 2021, mainly driven by realized gains on the sale of our equity investments and mark-to-market
gains from our equity instruments that are carried at fair value.
Non-Interest
Expense
Our
non-interest
expense was comprised of the following:

	Years ended March 31,
	2021		2022		Increase/ Decrease		% Increase/ Decrease	2021 % of net revenues	2022 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	143,755.9	Rs.	165,287.7	Rs.	21,531.8	15.0	18.4	18.5
Premises and equipment		35,763.2		36,236.0		472.8	1.3	4.6	4.1
Depreciation and amortization		13,860.2		16,816.9		2,956.7	21.3	1.7	1.9
Administrative and other		149,223.0		154,931.4		5,708.4	3.8	19.1	17.4
Total non-interest expense	Rs.	342,602.3	Rs.	373,272.0	Rs.	30,669.7	9.0	43.8	41.8
Total
non-interest
expense increased by 9.0 percent from Rs. 342.6 billion in fiscal year 2021 to Rs. 373.3 billion in fiscal year 2022. Our net interest revenue after allowances for credit losses increased by 17.5 percent from Rs. 529.5 billion in fiscal year 2021 to Rs. 621.9 billion in fiscal year 2022. Our net revenue increased by 14.1 percent from Rs. 782.4 billion in fiscal year 2021 to Rs. 892.4 billion in fiscal year 2022. As a result, our non-interest
expense as a percentage of our net revenues was 41.8 percent in fiscal year 2022 as compared to 43.8 percent in fiscal year 2021.
Salaries and staff benefits increased by 15.0 percent from Rs. 143.8 billion in fiscal year 2021 to Rs. 165.3 billion in fiscal year 2022, primarily attributable to an increase in the number of employees and annual wage revisions. The number of employees increased from 120,093 as of March 31, 2021 to 141,579 as of March 31, 2022.
Premises and equipment costs increased by 1.3 percent from Rs. 35.8 billion in fiscal year 2021 to Rs. 36.2 billion in fiscal year 2022, primarily on account of an increase in our infrastructure costs. Depreciation and amortization expenses increased from Rs. 13.9 billion in fiscal year 2021 to Rs. 16.8 billion in fiscal year 2022, mainly due to expansion of our branches and branch facilities.

Administrative and other expenses increased by 3.8 percent from Rs. 149.2 billion in fiscal year 2021 to Rs. 154.9 billion in fiscal year 2022, primarily on account of higher collection/servicing cost, card-related costs and insurance expenses. As of March 31, 2022, we had 6,342 branches and 18,130 ATMs and CDMs across 3,188 locations, compared to 5,608 branches and 16,087 ATMs and CDMs across 2,902 locations as of March 31, 2021. This increase also led to an overall increase in our non-interest
expense.
Income Tax
Our income tax expense, net of interest earned on income tax refunds, increased by 16.5 percent from Rs. 113.8 billion in fiscal year 2021 to Rs. 132.6 billion in fiscal year 2022. Our annual effective tax rate was 25.5 percent in fiscal year 2022 as compared to 25.9 percent in fiscal year 2021.
The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscal years 2021 and 2022:

	Year ended March 31,
	2021	2022
Effective statutory income tax rate	25.17%	25.17
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	0.61	0.67
Income exempt from taxes	(0.01)	—
Income subject to rates other than the statutory income tax rate	—	(0.45)
Other, net	0.12	0.14
Annual effective income tax rate	25.89%	25.53%
Net Income
As a result of the foregoing factors, our net income after taxes increased by 18.4 percent from Rs. 326.0 billion in fiscal year 2021 to Rs. 386.0 billion in fiscal year 2022.
Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
Net Interest Revenue After Allowance for Credit Losses
Our net interest revenue after allowances for credit losses increased by 11.3 percent from Rs. 475.9 billion in fiscal year 2020 to Rs. 529.5 billion in fiscal year 2021. Our net interest margin was 4.4 percent for fiscal year 2021. The following table sets out the components of net interest revenue after allowance for credit losses.

	Years ended March 31,
	2020	2021	Increase/ Decrease	% Increase/ Decrease
	(in millions, except percentages)
Interest on loans	Rs.981,794.8	Rs.1,017,047.8	Rs.35,253.0	3.6
Interest on securities, including dividends and interest on trading assets	205,775.3	230,064.7	24,289.4	11.8
Other interest revenue	24,412.8	28,855.1	4,442.3	18.2
Total interest and dividend revenue	1,211,982.9	1,275,967.6	63,984.7	5.3
Interest on deposits	507,888.8	501,260.2	(6,628.6)	(1.3)
Interest on short term borrowings	27,216.8	12,531.8	(14,685.0)	(54.0)
Interest on long term debt	83,200.5	78,361.5	(4,839.0)	(5.8)
Other interest expense	149.4	127.6	(21.8)	(14.6)
Total interest expense	618,455.5	592,281.1	(26,174.4)	(4.2)
Net interest revenue	Rs.593,527.4	Rs.683,686.5	Rs.90,159.1	15.2
Less: Provision for credit losses:
Retail	104,516.8	145,821.9	41,305.1	39.5
Wholesale	13,105.1	8,411.5	(4,693.6)	(35.8)
Total	Rs.117,621.9	Rs.154,233.4	Rs.36,611.5	31.1
Net interest revenue after allowance for credit losses	Rs.475,905.5	Rs.529,453.1	Rs.53,547.6	11.3

Interest and Dividend Revenue
Interest income on loans increased by 3.6 percent from Rs. 981.8 billion in fiscal year 2020 to Rs. 1,017.0 billion in fiscal year 2021, primarily due to an increase in our average loan book. The average balance of our total loan book increased by 13.3 percent from Rs. 9,342.4 billion in fiscal year 2020 to Rs. 10,589.5 billion in fiscal year 2021. Our average balance of retail loans increased by 7.9 percent from Rs. 6,465.5 billion in fiscal year 2020 to Rs. 6,975.0 billion in fiscal year 2021. The growth in retail loans was primarily across the retail business banking, housing loans and personal loans/credit cards segments. Our average balance of wholesale loans increased by 25.6 percent from Rs. 2,876.8 billion in fiscal year 2020 to Rs. 3,614.5 billion in fiscal year 2021. Retail loan yields decreased from 11.4 percent in fiscal year 2020 to 10.9 percent in fiscal year 2021. Wholesale loan yields decreased from 8.5 percent in fiscal year 2020 to 7.2 percent in fiscal year 2021.
Interest on securities, including dividends and interest on trading assets, increased by 11.8 percent from Rs. 205.8 billion in fiscal year 2020 to Rs. 230.1 billion in fiscal year 2021. This was primarily driven by an increase in the average balance of our investments. The average balance of our investments increased by Rs. 861.7 billion from Rs. 2,971.9 billion in fiscal year 2020 to Rs. 3,833.6 billion in fiscal year 2021. Yields on our investments decreased from 6.9 percent in fiscal year 2020 to 6.0 percent in fiscal year 2021.
Other interest revenue increased by 18.2 percent from Rs. 24.4 billion in fiscal year 2020 to Rs. 28.9 billion in fiscal year 2021, primarily due to an increase in the average balance of dues from banks and other interest earning assets during fiscal year 2021. The average balance of dues from banks and other interest earning assets increased by 69.3 percent from Rs. 568.2 billion in fiscal year 2020 to Rs. 962.1 billion in fiscal year 2021. This was partially offset by a decline in yields thereon from 4.3 percent in fiscal year 2020 to 3.0 percent in fiscal year 2021.
Interest Expense
Our interest expense on deposits decreased by 1.3 percent from Rs. 507.9 billion in fiscal year 2020 to Rs. 501.3 billion in fiscal year 2021. This was primarily due to a decrease in the average cost of our deposits. The average cost of our deposits, including non-interest-bearing
deposits, decreased from 5.1 percent in fiscal year 2020 to 4.2 percent in fiscal year 2021. This was partially offset by an increase in the average balance of our interest-bearing deposits. The average balance of our interest-bearing deposits increased by 22.4 percent from Rs. 8,684.2 billion in fiscal year 2020 to Rs. 10,628.8 billion in fiscal year 2021.
The average balance of our savings account deposits increased from Rs. 2,552.9 billion in fiscal year 2020 to Rs. 3,392.4 billion in fiscal year 2021, and the average balance of our time deposits increased from Rs. 6,131.3 billion in fiscal year 2020 to Rs. 7,236.4 billion in fiscal year 2021. The cost of our time deposits decreased from 6.8 percent in fiscal year 2020 to 5.4 percent in fiscal year 2021.
Interest expense on our short term borrowings decreased by 53.7 percent from Rs. 27.4 billion in fiscal year 2020 to Rs. 12.7 billion in fiscal year 2021, primarily on account of a decrease in the cost of our short term borrowings, which decreased from 4.6 percent in fiscal year 2020 to 2.3 percent in fiscal year 2021. In addition, this decrease was driven by a decrease in the average balance of our short term borrowings, which decreased by 8.3 percent from Rs. 598.7 billion in fiscal year 2020 to Rs. 549.0 billion in fiscal year 2021. Interest expense on our long term debt decreased by 5.8 percent, primarily on account of a decrease in the cost of our long term-debt, which decreased from 8.1 percent in fiscal year 2020 to 7.1 percent in fiscal year 2021. The average balance of our long term debt increased from Rs. 1,023.4 billion in fiscal year 2020 to Rs. 1,110.0 billion in fiscal year 2021.
Provision for Credit Losses
We adopted ASC topic 326 with effect from April 1, 2020. Until March 31, 2020, our loan loss allowance for credit losses consisted of specific and unallocated components. ASC 326 replaced our existing credit loss measurement methodology with the CECL accounting guidance. The CECL accounting guidance requires the measurement of our allowance for credit losses to be based on our estimate of lifetime expected credit losses inherent in our financial assets measured at amortized cost and certain off-balance
sheet credit exposures. Upon the adoption of the ASC 326 accounting guidance, we recorded a net increase of Rs. 81.0 billion in the allowance for loans comprised of Rs. 54.1 billion in relation to our retail loans and Rs. 26.9 billion in relation to our wholesale loans. This increase was recognized net of tax in our retained earnings as of April 1, 2020.
Our provisions for credit losses increased by 31.1 percent from Rs. 117.6 billion in fiscal year 2020 to Rs. 154.2 billion in fiscal year 2021. The provisions for loan losses increased primarily due to the weaker economic outlook related to
COVID-19
and the impact of the adoption of the new credit loss accounting standard. For the purposes of incorporating reasonable and supportable forecast into the CECL calculation, we have developed models using macroeconomic variables such as GDP, gross fixed capital formation, private final consumption expenditure, gross value added, index of industrial production and wholesale price index for wholesale and retail loans. The output of our models is appropriately adjusted with additional forward-looking factors, including business- and portfolio-specific outlook where required.
Our provisions for credit losses of our retail loans increased from Rs. 104.5 billion in fiscal year 2020 to Rs. 145.8 billion in fiscal year 2021. The increase in our provisions for credit losses of our retail loans was primarily attributable to the adoption of the new credit loss accounting standard and higher allowances in our auto loans, personal loans/credit cards, retail business banking and commercial transportation segments, primarily driven by the growth of these segments. Our provisions for our wholesale loans decreased from Rs. 13.1 billion in fiscal year 2020 to Rs. 8.4 billion in fiscal year 2021, primarily attributable to a decrease in our estimate of losses in our wholesale loan portfolio. This decrease was partially offset by the growth in our wholesale loan portfolio and our adoption of the new credit loss accounting standard.

Non-Interest
Revenue
Our
non-interest
revenue increased by 27.6 percent from Rs. 198.2 billion in fiscal year 2020 to Rs. 253.0 billion in fiscal year 2021. The following table sets forth the components of our non-interest
revenue:

	Years ended March 31,
	2020	2021	Increase/ Decrease	% Increase/ Decrease
	(in millions, except percentages)
Fees and commissions	Rs.160,099.5	Rs.165,410.4	Rs.5,310.9	3.3
AFS securities gains, net	16,717.2	53,010.1	36,292.9	217.1
Trading securities gains/(losses), net	1,323.4	1,481.0	157.6	11.9
Foreign exchange transactions	15,265.6	27,762.6	12,497.0	81.9
Derivatives gains/(losses)	3,550.0	(3,253.0)	(6,803.0)	(191.6)
Other	1,263.3	8,564.6	7,301.3	578.0
Total non-interest revenue	Rs.198,219.0	Rs.252,975.7	Rs.54,756.7	27.6
Fees and commissions increased by 3.3 percent from Rs. 160.1 billion in fiscal year 2020 to Rs. 165.4 billion in fiscal year 2021, primarily on account of an increase in commissions on distribution of mutual funds and insurance products, and brokerage income. This increase was partially offset by a decrease in our payments and cards business fees and fees on retail assets.
The gain on AFS securities was primarily attributable to net realized gains on the sale of Government of India securities. The gain on trading securities was primarily attributable to net realized gains on the sale of our Government of India securities, equity shares and debt securities.
In fiscal year 2021, derivative transactions (unadjusted for credit spread) resulted in a loss of Rs. 3.4 billion, primarily on account of a loss of Rs. 3.4 billion from currency swaps and a loss of Rs. 2.2 billion from forward exchange contracts, primarily attributable to mark-to-market
losses, partially offset by gains of Rs. 2.2 billion (unadjusted for credit spread) from currency options, interest rate derivatives and forward rate agreements. In fiscal year 2020, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 3.8 billion, primarily on account of a gain of Rs. 4.1 billion from currency swaps and currency options and Rs. 2.2 billion from forward exchange contracts, primarily due to mark-to-market
gains, partially offset by a loss of Rs. 2.5 billion (unadjusted for credit spreads) in interest rate derivatives. Income from foreign exchange transactions amounted to Rs. 27.8 billion during fiscal year 2021 as compared to Rs. 15.3 billion during fiscal year 2020. As a result, income from foreign exchange transactions and derivatives increased from Rs. 18.8 billion in fiscal year 2020 to Rs. 24.5 billion in fiscal year 2021.
Our other
non-interest
revenue increased by Rs. 7.3 billion to Rs. 8.6 billion in fiscal year 2021 as compared to Rs. 1.3 billion in fiscal year 2020, primarily attributable to mark-to-market
gains on our equity instruments that are carried at fair value.
Non-Interest
Expense
Our
non-interest
expense was comprised of the following:

	Years ended March 31,
	2020	2021	Increase/ Decrease	percent Increase/ Decrease	2020 % of net revenues	2021 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.130,506.9	Rs.143,755.9	Rs.13,249.0	10.2	19.4	18.4
Premises and equipment	31,533.9	35,763.2	4,229.3	13.4	4.7	4.6
Depreciation and amortization	12,800.3	13,860.2	1,059.9	8.3	1.9	1.7
Administrative and other	133,439.4	149,223.0	15,783.6	11.8	19.8	19.1
Total non-interest expense	Rs.308,280.5	Rs.342,602.3	Rs.34,321.8	11.1	45.7	43.8
Total
non-interest
expense increased by 11.1 percent from Rs. 308.3 billion in fiscal year 2020 to Rs. 342.6 billion in fiscal year 2021. Our net interest revenue after allowances for credit losses increased by 11.3 percent from Rs. 475.9 billion in fiscal year 2020 to Rs. 529.5 billion in fiscal year 2021. Our net revenue increased by 16.1 percent from Rs. 674.1 billion in fiscal year 2020 to Rs. 782.4 billion in fiscal year 2021. As a result, our non-interest
expense as a percentage of our net revenues was 43.8 percent in fiscal year 2021 as compared to 45.7 percent in fiscal year 2020.
Salaries and staff benefits increased by 10.2 percent from Rs. 130.5 billion in fiscal year 2020 to Rs. 143.8 billion in fiscal year 2021, primarily attributable to an increase in the number of employees and annual wage revisions. The number of employees increased from 116,971 as of March 31, 2020 to 120,093 as of March 31, 2021.
Premises and equipment costs increased by 13.4 percent from Rs. 31.5 billion in fiscal year 2020 to Rs. 35.8 billion in fiscal year 2021, primarily on account of an increase in our premises and infrastructure costs. Depreciation and amortization expenses increased from Rs. 12.8 billion in fiscal year 2020 to Rs. 13.9 billion in fiscal year 2021.

Administrative and other expenses increased by 11.8 percent from Rs. 133.4 billion in fiscal year 2020 to Rs. 149.2 billion in fiscal year 2021, primarily on account of higher cards related costs and insurance expenses. This was partially offset by a decrease in our expenditure for the purchase of priority sector lending certificates. As of March 31, 2021, we had 5,608 branches and 16,087 ATMs and CDMs across 2,902 locations, compared to 5,254 branches and 14,901 ATMs and CDMs across 2,803 locations as of March 31, 2020. This also led to an overall increase in our non-interest
expense.
Income Tax
Our income tax expense, net of interest earned on income tax refunds, increased by 7.9 percent, from Rs. 105.5 billion in fiscal year 2020 to Rs. 113.8 billion in fiscal year 2021. Our annual effective tax rate was 25.9 percent in fiscal year 2021 as compared to 28.8 percent in fiscal year 2020. Our effective tax rate was higher in fiscal year 2020 primarily on account of the effect of change in our statutory tax rate from 34.94 percent in fiscal year 2019 to 25.17 percent in fiscal year 2020. Pursuant to this change in the statutory tax rate, we had, in fiscal year 2020, recognized a charge in our income tax expense on stating our deferred tax assets as of March 31, 2019 at the newly enacted tax rate.
The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscal years 2020 and 2021:

	Years ended March 31,
	2020	2021
Effective statutory income tax rate	25.17%	25.17%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation	0.51	0.61
Income exempt from taxes	(0.20)	(0.01)
Effect of change in statutory tax rate	3.07	—
Other, net	0.29	0.12
Annual effective income tax rate	28.84%	25.89%
Net Income
As a result of the foregoing factors, our net income after taxes increased by 25.2 percent from Rs. 260.3 billion in fiscal year 2020 to Rs. 326.0 billion in fiscal year 2021.
Liquidity and Capital Resources
Our growth is financed by a combination of cash generated from operations, increases in our customer deposits, borrowings and new issuances of equity capital and other securities qualifying as Tier I and Tier II capital. We believe that cash flows from operations, available cash balances and our ability to generate cash through short-
and long-term debt and deposits are sufficient to fund our operating liquidity needs.

The following table sets forth our cash flows from operating activities, investing activities and financing activities in a condensed format. We have aggregated certain line items set forth in the cash flow statement that is part of our financial statements included elsewhere in this report in order to facilitate an understanding of significant trends in our business.

	Years ended March 31,
	2020		2021		2022
	(in millions)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	260,364.0	Rs.	326,006.4	Rs.	386,603.0
Non-cash adjustments to net income		141,478.0		123,423.8		135,507.9
Net change in other assets and liabilities		(230,662.3)		472,346.0		58,907.3
Net cash provided by operating activities	Rs.	171,179.7	Rs.	921,776.2	Rs.	581,018.2
Cash Flows from Investing Activities:
Net change in term placements		Rs.6,055.7	Rs.	4,168.0	Rs.	(366,297.2)
Net change in investments		(740,545.6)		(823,663.2)		(162,341.6)
Net change in repurchase and resell agreements		160,195.5		(171,982.8)		(307,207.6)
Loans purchased net of repayments		(129,916.5)		(65,522.2)		(125,978.2)
Increase in loans originated, net of principal collections		(1,428,007.7)		(1,446,355.1)		(2,328,833.2)
Net additions to property and equipment		(18,111.9)		(17,653.7)		(26,125.3)
Activity in equity securities, net		(157.9)		(140.7)		14,503.3
Net cash used in investing activities	Rs.	(2,150,488.4)	Rs.	(2,521,149.7)	Rs.	(3,302,279.8)
Cash Flows from Financing Activities:
Net increase in deposits	Rs.	2,213,972.5	Rs.	1,882,763.1	Rs.	2,237,238.5
Net increase (decrease) in short term borrowings		(277,587.3)		(138,024.7)		314,735.9
Proceeds from issuance of shares by subsidiaries to non-controlling interest		466.8		492.4		691.8
Net increase (decrease) in long term debt		(43,104.9)		155,704.2		369,583.2
Proceeds from issuance of equity shares for options exercised		18,486.8		17,601.0		26,097.3
Net proceeds from issuance of equity shares		—		—		—
Payment of dividends and dividend tax		(66,447.3)		(166.6)		(36,239.2)
Net cash provided by financing activities	Rs.	1,845,786.6	Rs.	1,918,369.4	Rs.	2,912,107.5
Effect of exchange rate changes on cash and due from banks, and restricted cash	Rs.	10,610.5	Rs.	(262.2)	Rs.	490.5
Net change in cash and due from banks, and restricted cash	Rs.	(122,911.6)	Rs.	318,733.7	Rs.	191,336.4
Cash and due from banks, and restricted cash, beginning of year	Rs.	734,872.6	Rs.	611,961.0	Rs.	930,694.7
Cash and due from banks, and restricted cash, end of year	Rs.	611,961.0	Rs.	930,694.7	Rs.	1,122,031.1
Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021
Cash Flows from Operating Activities
Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash
charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities decreased from Rs. 921.8 billion in fiscal year 2021 to Rs. 581.0 billion in fiscal year 2022, mainly due to lower cash flows in fiscal year 2022 as compared to fiscal year 2021. This was largely a result of lower investments held for trading amounting to Rs. 48.8 billion in fiscal year 2022 as compared to Rs. 388.5 billion in fiscal year 2021, partially offset by an increase in our net income.
Cash Flows from Investing Activities
We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. Net cash flows used for loan origination and purchase, net of principal collections and repayments, increased from Rs. 1,511.9 billion in fiscal year 2021 to Rs. 2,454.8 billion in fiscal year 2022, largely on account of an increase in retail and wholesale loan portfolios in fiscal year 2022 as compared to fiscal year 2021. Net cash flows used for investing in our debt securities was Rs. 162.3 billion in fiscal year 2022, primarily on account of an increase in our available-for-sale
government securities and credit substitutes. Net cash flows used in repurchase and reverse repurchase agreements increased from Rs. 172.0 billion in fiscal year 2021 to Rs. 307.2 billion in fiscal year 2022. Net cash flow used in term placement aggregated Rs. 366.3 billion in fiscal year 2022 compared to net cash flow from term placement of Rs. 4.2 billion in fiscal year 2021.

Cash Flows from Financing Activities
Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 16.8 percent from Rs. 13,337.2 billion in fiscal 2021 to Rs. 15,580.0 billion in fiscal year 2022. Time deposits increased by 12.4 percent from Rs. 7,191.5 billion in fiscal year 2021 to Rs. 8,080.6 billion in fiscal year 2022. Savings account deposits increased by 26.8 percent from Rs. 4,034.9 billion as of March 31, 2021 to Rs. 5,117.4 billion as of March 31, 2022. Our non-interest-bearing
current account deposits increased by 12.9 percent from Rs. 2,110.8 billion as of March 31, 2021 to Rs. 2,382.1 billion as of March 31, 2022. Savings account deposits at Rs. 5,117.4 billion and current account deposits at Rs. 2,382.1 billion accounted for 48.1 percent of our total deposits as of March 31, 2022. Our short term borrowings increased by Rs. 314.9 billion from Rs. 239.3 billion in fiscal year 2021 to Rs. 554.2 billion in fiscal year 2022. Our long term debt increased by 32.3 percent from Rs. 1,174.8 billion in fiscal year 2021 to Rs. 1,554.3 billion in fiscal year 2022. Short term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized for our treasury operations. Long term borrowings comprised primarily of subordinated debt and other long term debt. Of our total long term debt of Rs. 1,554.3 billion, Rs. 169.1 billion is perpetual debt and Rs. 1,385.2 billion pertains to other long term debt. Of our total other long term debt Rs. 246.5 billion will mature by fiscal year 2023, Rs. 817.1 billion between fiscal year 2024 and fiscal year 2025, Rs. 130.0 billion between fiscal year 2026 and fiscal year 2027 and Rs. 191.6 billion beyond fiscal year 2027.
Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020
Cash Flows from Operating Activities
Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash
charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities increased from Rs. 171.2 billion in fiscal year 2020 to Rs. 921.8 billion in fiscal year 2021, mainly due to higher cash flows in fiscal year 2021 as compared to fiscal year 2020. This was largely a result of an increase in our net income and a decrease in our investments held for trading in fiscal year 2021 as compared to an increase in our investments held for trading in fiscal year 2020.
Cash Flows from Investing Activities
We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. Net cash flows used for loan origination and purchase, net of principal collections and repayments, decreased from Rs. 1,557.9 billion in fiscal year 2020 to Rs. 1,511.9 billion in fiscal year 2021, largely on account of a lesser increase in retail and wholesale loan portfolios in fiscal year 2021 as compared to fiscal year 2020. Net cash flows used for investing in our debt securities increased from Rs. 740.5 billion in fiscal year 2020 to Rs. 823.7 billion in fiscal year 2021, primarily on account of an increase in our available-for-sale
government securities and credit substitutes. Net cash flows used in repurchase and reverse repurchase agreements aggregated Rs. 172.0 billion in fiscal year 2021 as compared to net cash flows from repurchase and reverse repurchase agreements aggregating Rs. 160.2 billion in fiscal year 2020.
Cash Flows from Financing Activities
Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 16.4 percent from Rs. 11,462.1 billion in fiscal year 2020 to Rs. 13,337.2 billion in fiscal year 2021. Time deposits increased by 8.5 percent from Rs. 6,626.7 billion in fiscal year 2020 to Rs. 7,191.5 billion in fiscal year 2021. Savings account deposits increased by 30.0 percent from Rs. 3,103.8 billion as of March 31, 2020 to Rs. 4,034.9 billion as of March 31, 2021. Our non-interest-bearing
current account deposits increased by 21.9 percent from Rs. 1,731.6 billion as of March 31, 2020 to Rs. 2,110.8 billion as of March 31, 2021. Savings account deposits at Rs. 4,034.9 billion and current account deposits at Rs. 2,110.8 billion accounted for 46.1 percent of our total deposits as of March 31, 2021. Our short term borrowings decreased by Rs. 138.2 billion from Rs. 377.4 billion in fiscal year 2020 to Rs. 239.3 billion in fiscal year 2021. Our long term debt increased by 14.4 percent from Rs. 1,026.5 billion in fiscal year 2020 to Rs. 1,174.8 billion in fiscal year 2021.

Financial Condition
Assets
The following table sets forth the principal components of our assets as of March 31, 2021 and March 31, 2022:

	As of March 31,
	2021		2022		Increase/ (decrease)		% Increase/ (decrease)
	(in millions except percentages)
Cash and due from banks, and restricted cash	Rs.	930,694.7	Rs.	1,122,031.1	Rs.	191,336.4	20.6
Investments held for trading		99,620.2		53,199.5		(46,420.7)	(46.6)
Investments available for sale debt securities		4,275,449.9		4,388,563.1		113,113.2	2.6
Securities purchased under agreements to resell		270,060.0		373,053.3		102,993.3	38.1
Loans, net		11,700,189.2		14,036,872.2		2,336,683.0	20.0
Accrued interest receivable		118,762.9		134,467.7		15,704.8	13.2
Property and equipment		53,094.4		65,826.4		12,732.0	24.0
Goodwill		74,937.9		74,937.9		—	—
Other assets		456,972.8		864,754.3		407,781.5	89.2
Total assets	Rs.	17,979,782.0	Rs.	21,113,705.5	Rs.	3,133,923.5	17.4
Our total assets increased by 17.4 percent from Rs. 17,979.8 billion as of March 31, 2021 to Rs. 21,113.7 billion as of March 31, 2022.
Our cash and due from banks, and restricted cash increased by 20.6 percent from Rs. 930.7 billion as of March 31, 2021 to Rs. 1,122.0 billion as of March 31, 2022, primarily on account of net cash provided by our operating and financing activities, partially offset by net cash used in our investing activities. Cash and due from banks, and restricted cash is comprised of cash and balances due from banks. We are also required to maintain cash balances with the RBI to meet our cash reserve ratio requirement. Banks in India, including us, are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. We have classified the cash reserve maintained with the RBI as restricted cash.
Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from the date of purchase. Investments held for trading decreased by 46.6 percent from Rs. 99.6 billion as of March 31, 2021 to Rs. 53.2 billion as of March 31, 2022, primarily on account of a decrease in our investments in corporate bonds and units of mutual fund.
Investments available for sale debt securities increased by 2.6 percent primarily on account of an increase in our government securities and credit substitutes.
Net loans increased by 20.0 percent on account of an increase in both retail and wholesale loan portfolios. Our gross retail loan portfolio increased by 18.9 percent from Rs. 7,828.8 billion as of March 31, 2021 to Rs. 9,310.5 billion as of March 31, 2022. The growth in retail loans was primarily across the retail business banking, housing loans and personal loans/credit cards segments. Our gross wholesale loan book increased by 21.0 percent from Rs. 4,214.9 billion as of March 31, 2021 to Rs. 5,099.0 billion as of March 31, 2022. Our allowances for credit losses increased from Rs. 271.9 billion for our retail loans and Rs. 71.6 billion for our wholesale loans as of March 31, 2021 to Rs. 298.3 billion for our retail loans and Rs. 74.4 billion for our wholesale loans as of March 31, 2022.
Accrued interest receivable increased by 13.2 percent from Rs. 118.8 billion as of March 31, 2021 to Rs. 134.5 billion as of March 31, 2022, primarily on account of an increase in our loans and investment securities.
Our property and equipment increased by Rs. 12.7 billion. We added 354 branches and 1,186 ATMs and CDMs in fiscal year 2021 and 734 branches and 2,043 ATMs and CDMs in fiscal year 2022.
We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion during fiscal year 2009. The goodwill arising from the business combination is tested on an annual basis for impairment. The said goodwill has not been impaired as of March 31, 2022 and has been carried forward at the same value as the value at the acquisition date.

Other assets increased by 89.2 percent from Rs. 457.0 billion as of March 31, 2021 to Rs. 864.8 billion as of March 31, 2022, primarily due to an increase in term placement from Rs. 105.2 billion as of March 31, 2021 to Rs. 471.5 billion as of March 31, 2022. Other assets include a right-of-use
asset of Rs. 71.6 billion as of March 31, 2022 and of Rs. 64.5 billion as of March 31, 2021, related to our future lease payments as a lessee under operating leases as of March 31, 2022.
Liabilities and Shareholders’ Equity
The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2021 and March 31, 2022:

	As of March 31,
	2021		2022		Increase/ (decrease)		% Increase/ (decrease)
	(in millions, except percentages)
Liabilities
Interest-bearing deposits	Rs.	11,226,467.8	Rs.	13,197,979.7	Rs.	1,971,511.9	17.6
Non-interest-bearing deposits		2,110,762.4		2,382,052.2		271,289.8	12.9
Total deposits		13,337,230.2		15,580,031.9		2,242,801.7	16.8
Securities sold under repurchase agreements		356,059.2		151,844.9		(204,214.3)	(57.4)
Short term borrowings		239,264.1		554,167.6		314,903.5	131.6
Accrued interest payable		77,969.1		82,412.8		4,443.7	5.7
Long term debt		1,174,758.2		1,554,333.4		379,575.2	32.3
Accrued expenses and other liabilities		631,096.4		681,461.5		50,365.1	8.0
Total liabilities		15,816,377.2		18,604,252.1		2,787,874.9	17.6
Non-controlling interest in subsidiaries		3,776.4		4,615.0		838.6	22.2
HDFC Bank Limited shareholders’ equity		2,159,628.4		2,504,838.4		345,210.0	16.0
Total liabilities and shareholders’ equity	Rs.	17,979,782.0	Rs.	21,113,705.5	Rs.	3,133,923.5	17.4
Our total liabilities increased by 17.6 percent from Rs. 15,816.4 billion as of March 31, 2021 to Rs. 18,604.3 billion as of March 31, 2022. This increase was primarily attributable to the growth in our deposits. The increase in our interest-bearing deposits was on account of an increase in time deposits and savings deposits. Time deposits increased by 12.4 percent from Rs. 7,191.5 billion as of March 31, 2021 to Rs. 8,080.6 billion as of March 31, 2022. Savings account deposits increased by 26.8 percent from Rs. 4,034.9 billion as of March 31, 2021 to Rs. 5,117.4 billion as of March 31, 2022. Our non-interest-bearing
current account deposits increased by 12.9 percent from Rs. 2,110.8 billion as of March 31, 2021 to Rs. 2,382.1 billion as of March 31, 2022.
Most of our funding requirements are met through short term and medium term funding sources. Of our total non-equity
sources of funding, primarily comprised of deposits and borrowings, deposits accounted for 83.7 percent, short term borrowings accounted for 3.0 percent and long term debt accounted for 8.4 percent as of March 31, 2022. Our short term borrowings, comprised primarily of money market borrowings, increased by Rs. 314.9 billion from Rs. 239.3 billion as of March 31, 2021 to Rs. 554.2 billion as of March 31, 2022. Our long term debt increased by 32.3 percent from Rs. 1,174.8 billion in fiscal year 2021 to Rs. 1,554.3 billion in fiscal year 2022.
Accrued interest payable increased by Rs. 4.4 billion from Rs. 78.0 billion as of March 31, 2021 to Rs. 82.4 billion as of March 31, 2022. This increase was primarily on account of an increase in interest accrued on our borrowings.

Accrued expenses and other liabilities increased by 8.0 percent from Rs. 631.1 billion as of March 31, 2021 to Rs. 681.5 billion as of March 31, 2022, primarily on account of an increase in remittances in transit and other payables, partially offset by a decrease in derivatives from Rs. 81.9 billion as of March 31, 2021 to Rs. 74.8 billion as of March 31, 2022. Accrued expenses and other liabilities include lease liability of Rs. 70.4 billion as of March 31, 2021 and Rs. 78.1 billion as of March 31, 2022 related to our future lease payments as a lessee under operating leases. Accrued expenses and other liabilities include our allowance for credit losses on our off-balance
sheet credit exposures and undrawn commitments, aggregating Rs. 5.6 billion as of March 31, 2021 and Rs. 6.1 billion as of March 31, 2022.
Shareholders’ equity increased on the exercise of 32,764,494 stock options by employees and on an increase in our retained earnings, partially offset by a decrease in the balance of our accumulated other comprehensive income. One ADS continues to represent three equity shares.
Capital
We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. The RBI issued detailed guidelines for implementation of Basel III capital regulations in May 2012. The minimum capital requirements under Basel III are being phased-in
as per the guidelines prescribed by the RBI. Accordingly, we are required to maintain a minimum Common Equity Tier I ratio of 8.2 percent, a minimum total Tier I capital ratio of 9.7 percent and a minimum total capital ratio of 11.7 percent (each including capital conservation buffer and additional capital applicable to us as a
D-SIB)
as of March 31, 2022.
Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under Basel III as of March 31, 2021 and March 31, 2022 are as follows:

	As of March 31,
	2021		2022		2022
	(in millions, except percentages)
Tier I capital	Rs.	1,985,873.6	Rs.	2,418,067.5	US$	31,871.2
Tier II capital		139,589.4		139,277.5		1,835.7
Total capital	Rs.	2,125,463.0	Rs.	2,557,345.0	US$	33,706.9
Total risk weighted assets	Rs.	11,311,438.8	Rs.	13,535,108.5	US$	178,398.7
Capital ratios of the Bank:
Common Equity Tier I		16.85%		16.67%		16.67%
Tier I		17.56%		17.87%		17.87%
Total capital		18.79%		18.90%		18.90%
Minimum capital ratios required by the RBI:*
Tier I		9.075%		9.700%		9.700%
Total capital		11.075%		11.700%		11.700%

*	The Tier I and Total capital ratio include a capital conservation buffer and additional capital applicable to us as a D-SIB.
Capital Expenditure
Our capital expenditure consists principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. Our capital expenditure was Rs. 26.1 billion in fiscal year 2022. We have current plans for capital expenditures of approximately Rs. 40.1 billion in fiscal year 2023. Our budgeted capital expenditure is primarily to expand our branch and ATM network, to upgrade and expand our hardware, data center, network and other systems, to add new equipment in and expand our existing premises and to relocate our branches and back-offices. We believe that our capital and free reserves are sufficient to fund our capital expenditure needs. We may use these budgeted amounts for other purposes depending on, among other factors, the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts. See also “
Risk Factors—A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets
”, “
Risk Factors—
Financial and political instability in other countries may cause increased volatility in the Indian financial market
” and “
Risk Factors—
The COVID-19 pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”
.
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
We earn profit on customer transactions by way of a margin as a mark-up
over the inter-bank exchange or interest rate. We earn profit on inter-bank transactions by way of a spread between the purchase rate and the sale rate. These profits are recorded as income from foreign exchange and derivative transactions. Our Board of Directors imposes limits on our ability to hold overnight positions in foreign exchange and derivatives, and the same are communicated to the RBI.
The following table presents the aggregate notional principal amounts of our outstanding forward exchange and derivative contracts as of March 31, 2022, together with the fair values on each reporting date:

	As of March 31, 2022
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	5,142,612.3	Rs.	28,564.1	Rs.	27,644.4	Rs.	919.7	US$	67,781.9	US$	12.1
Forward rate agreements		50,610.7		1,574.1		14.8		1,559.3		667.1		20.6
Currency options		434,371.3		1,845.1		2,439.5		(594.4)		5,725.2		(7.8)
Currency swaps		308,757.4		10,463.6		4,312.3		6,151.3		4,069.6		81.1
Forward exchange contracts		6,551,871.8		37,755.4		40,408.2		(2,652.8)		86,356.6		(35.0)
Total	Rs.	12,488,223.5	Rs.	80,202.3	Rs.	74,819.2	Rs.	5,383.1	US$	164,600.4	US$	71.0
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

	As of March 31,
	2021		2022		2022
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	334,040.8	Rs.	422,406.2	US$	5,567.5
Performance guarantees		421,162.2		417,227.2		5,499.2
Documentary credits		376,536.2		615,639.6		8,114.4
Total	Rs.	1,131,739.2	Rs.	1,455,273.0	US$	19,181.1
Guarantees and documentary credits outstanding increased by 28.6 percent from Rs. 1,131.7 billion as of March 31, 2021 to Rs. 1,455.3 billion as of March 31, 2022, principally due to growth in our trade finance business.
Undrawn Commitments
Our undrawn commitments in respect of loans and financing provided to customers aggregated to Rs. 628.3 billion and Rs. 730.9 billion (US$ 9.6 billion) as of March 31, 2021 and March 31, 2022, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time we have the unilateral right to decline to make the loan. If we were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, we have unconditional cancellable commitments aggregating to Rs. 4,826.7 billion and Rs. 5,528.4 billion (US$ 72.9 billion) as of March 31, 2021 and March 31, 2022, respectively. See also Note 23 “
Financial Instruments
” in our consolidated financial statements included elsewhere in this report.
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
The residual maturities of the above commitments as of March 31, 2022 are set forth in the following table:

	Amount of commitment expiration per period, as of March 31, 2022
	Total amounts Committed (1)		Up to 1 year		1-3 years		3-5 years		Over 5 years
	(in millions)
Documentary credits	Rs.	615,639.6	Rs.	602,719.3	Rs.	10,822.9	Rs.	1,774.3	Rs.	323.1
Guarantees		839,633.4		609,042.1		171,867.9		41,936.6		16,786.8
Forward exchange and derivative contracts		12,488,223.4		8,611,223.1		2,141,771.7		1,563,041.2		172,187.4
Total	Rs.	13,943,496.4	Rs.	9,822,984.5	Rs.	2,324,462.5	Rs.	1,606,752.1	Rs.	189,297.3

(1)	Denotes nominal values of documentary credits and guarantees and notional principal amounts of forward exchange and derivative contracts.

Extent of Dependence on Single Customer Exposures
Our exposures to our 10 largest borrowers as of March 31, 2022, based on the higher of the outstanding balances of or limits on, funded and non-funded
exposures, were as follows. None of these exposures was impaired as of March 31, 2022:

	March 31, 2022
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
		(in millions)
Borrower 1	Power	Rs.	265,661.9	Rs.	500.0	Rs.	266,161.9	US$	3,508.1
Borrower 2	Financial Institution		245,435.0		—		245,435.0		3,234.9
Borrower 3	Coal & Petroleum Products		119,950.5		116,547.4		236,497.9		3,117.1
Borrower 4	Housing Finance Companies		150,283.8		—		150,283.8		1,980.8
Borrower 5	Coal & Petroleum Products		126,639.8		19,268.4		145,908.2		1,923.1
Borrower 6	Financial Institution		142,600.0		—		142,600.0		1,879.5
Borrower 7	Financial Intermediaries		140,000.0		232.0		140,232.0		1,848.3
Borrower 8	Telecom		137,700.0		199.2		137,899.2		1,817.6
Borrower 9	Power		133,670.0		—		133,670.0		1,761.8
Borrower 10	Telecom		108,591.5		17,855.7		126,447.2		1,666.6
Of the total exposure to these ten borrowers, approximately 42.3 percent was secured by collateral.
In June 2019, the RBI issued the revised Large Exposures Framework, which aims to align the exposure norms for Indian banks with BCBS standards. The guidelines came into effect from April 1, 2019, except for certain provisions which became effective from April 1, 2020. See “
Supervision and Regulation—Large Exposures Framework
”. As per this Large Exposure Framework, a bank’s exposures to a single NBFC is restricted to 15.0 percent of its available eligible capital base, while exposure values of a bank to a single counterparty must not be higher than 20.0 percent of its available eligible capital base, which can be extended to 25.0 percent by a bank’s board of directors under exceptional circumstances. The RBI in its circular dated September 12, 2019 stated that a bank’s exposure to a single NBFC (excluding gold loan companies) will be restricted to 20.0 percent of that bank’s eligible capital base. Bank finance to NBFCs predominantly engaged in lending against gold will continue to be governed by limits prescribed in the RBI circular dated May 18, 2012. A bank’s exposure to a single NBFC, having gold loans equivalent to or exceeding 50.0 percent of its total financial assets, is restricted to 7.5 percent of the banks’ capital funds, which can be extended to 12.5 percent if the additional exposure is on account of funds on-lent
by the NBFC to the infrastructure sector. Tier I capital that fulfills the criteria set out in the RBI’s Basel III guidelines must be considered as eligible capital base for this purpose. As of March 31, 2022, our exposure to our 10 largest borrowers was equal to or more than 5.0 percent of our eligible capital base under this framework and was mainly comprised of large credit facilities to these borrowers. There were no exposures that exceeded the regulatory ceiling established by RBI.
Cross-border Exposures
The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business, we have both direct and indirect exposure to risks related to counterparties and entities in foreign countries. We monitor such cross-border exposures on an ongoing basis. As of March 31, 2022, our aggregate country risk exposure was 2.4 percent of our total assets, and our net funded exposure to any other country did not exceed 1 percent of our total assets as per the said guidelines.

Cybersecurity
We offer internet and mobile banking services to our customers. Our internet and mobile banking channel includes multiple services, such as electronic funds transfer, bill payment services, usage of credit cards online, requesting account statements and requesting cheque books. We are therefore exposed to cyber threats, such as: hacking, phishing and trojans, targeting our customers, wherein fraudsters send unsolicited emails to our customers seeking account sensitive information; hacking, wherein hackers seek to hack into our website with the primary intention of causing reputational damage to us; and data theft, wherein cyber criminals may intrude into our network with the intention of stealing our internal data or our customer information or to extort money.
We have implemented various measures to mitigate risks that emanate from offering online banking to our customers. These are briefly enumerated below:

•
Security Operations Center (“SOC”): We have founded a next-generation SOC featuring advanced technologies for predictive security and incident management. To this effect, we have provisioned the Securonix platform on AWS and configured more than 10,000 logging sources and devices to allow for comprehensive monitoring.

•
Security Orchestration, Automation & Response (“SOAR”): SOAR has been introduced to reduce the incident response time by connecting security solutions with each other and increasing automation throughout the life cycle of an incident.

•
Micro-segmentation: In our data center network micro-segmentation enables higher visibility across network flows as well as stronger preparedness against and management of ransomware-related incidents.

•
Industry-leading service providers: We have engaged industry-leading service providers to facilitate continual discovery and attack surface assessment for our critical public facing properties, which assures good defensive posture against cybersecurity threats.

•
Phishing: We identify phishing sites and trojans targeting our customers and, once identified, those sites are shut down by us. Forensic information such as customers details, which may have been compromised, are retrieved from such sites and dealt with accordingly. We have implemented a “Secure Access” system which provides an additional layer of security in addition to the customer identification (ID) and password requirement for internet banking transactions. This system evaluates every critical financial transaction based on our risk model and helps us determine whether the incumbent transaction is genuine or suspicious. Should the transaction be deemed suspicious, the system will either decline the transaction or ask for additional authentication. Our practice is to send awareness emails to our customers, to educate them about phishing and the measures they should take to protect themselves from falling victim to it. Our cybersecurity awareness has been fortified in view of the reports that fraudulent vishing calls have been on the rise due to the pandemic and lack of staff in our offices. We launched the “Mooh Band Rakho” (keep your mouth shut) campaign to improve customers’ awareness of the increase in fraudulent calls. The campaign runs on a regular basis. In addition, customer ecommerce transactions and card transactions are continuously monitored.

•
Hacking and Data Theft: We have implemented a network firewall, web application firewalls and an intrusion prevention system at the perimeter of our network, in order to block any attempts made to hack or breach our network. Our cybersecurity operations center (“CSOC”), which operates 24 hours a day, seven days a week, analyzes logs of its perimeter defenses to identify any attempts made to breach our network. We have developed an Incident Management Procedure, a Cybersecurity Policy and a Cyber Crisis Management Plan for the incident management process to ensure that in the event of any incident, relevant stakeholders are aware of their role in resolving the incident. We also test our internet-facing infrastructure and applications for vulnerability including periodic red team assessments. Any vulnerability identified is remediated in a timely manner to ensure the online banking services stay protected against the evolving threat. In addition, we have deployed a host intrusion prevention solution on the internet banking setup to protect against unpatched vulnerabilities. We have defined baseline security standards for the technologies in use. These standards were created taking into consideration industry best practices and are reviewed on a regular basis to counter new threat vectors and avoid obsolescence. We perform daily malware scanning of the default landing pages of internet websites so that our customers are not compromised by malware that has been injected on non-logged
web pages. We have also subscribed to anti-DDOS services (Distributed Denial Of Services) to strengthen our protection against DDOS attacks.

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
We have also undertaken internal data security measures that are taken with respect to breaches or theft of material or sensitive customer data. These are briefly enumerated below:

•
Data Loss Prevention (“DLP”): Information is an important asset of any organization that supports business processes and management decisions. Usage and protection of business information can be heavily influenced by individuals in the end-user
environment, where most of the corporate data is processed, shared and stored. We have implemented enterprise solutions such as DLP to monitor sensitive data stored, transmitted and shared by users, and to prevent and detect data breaches. Individual business functions are also involved in incident reviews which helps create a sense of ownership and awareness amongst our employees.

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
We implemented the following technology interventions to ensure business continued unhampered following the outbreak of
COVID-19.

•	a new strategy of “Work from Home” was incorporated;

•	an information security awareness campaign series for all employees was rolled out;

•	we ensured continuity of information technology services by increasing hardware capacity and enabling secure access from home;

•	we applied a continuous high alert watch, to ensure IT security;

•	we arranged for an external recertification audit by BSI for ISMS and BCMS (ISO27001 and ISO 22301);

•
cybersecurity threats were thwarted by our own implementation of two-factor
authentication, strengthening anti-virus features in the devices at home and prohibiting any download on local storage drives; and

•	our endpoint security posture during COVID-19 improved incrementally by our undertaking of several technology security initiatives.

In addition, to protect the health and safety of our employees, we:

•	provided face masks to security guards, pantry staff and other support staff and made hand sanitizers available across locations;

•	introduced a free of charge service of a doctor “on call”. We also ensured they had access to COVID-19 care packages;

•	allowed employees to claim medical expenses incurred for COVID-19 treatment;

•	facilitated the inoculation of employees and their immediate family members against COVID-19; and

•	published “Back to Work” guidelines for ensuring employee safety, once the number of daily cases declined.
In order to maintain operational stability, we:

•	introduced multiple shifts to ensure adherence to government guidelines and social distancing requirements;

•	ensured efficient execution of moratorium extensions to customers;

•	used the disaster recovery site at Kanjurmarg as a contingency site to ensure the continuity of our treasury department;

•	set up a crisis group on our mobile platform for faster communication, action and response; and

•	enhanced the BCP strategy based on our forward-looking initiatives.

MANAGEMENT
Directors and Senior Management
Our Memorandum and Articles of Association (“Articles”) provide that, until otherwise determined by the general meeting of shareholders, the number of our directors shall not be less than three or more than 15, excluding directors appointed pursuant to the terms of issued debt. As of March 31, 2022, our Board of Directors consisted of eleven (11) directors.
As per the Companies Act, unless the Articles provide for the retirement of all directors at every annual general meeting, not less than two-thirds
of the total number of directors shall be persons whose period of office is liable to determination by retirement of directors by rotation. However, any retiring director may be reappointed by resolution of the shareholders. Pursuant to the Companies Act, every company shall have at least one director who has stayed in India for a total period of not less than 182 days in the previous calendar year (
i.e.
, an Indian resident).
As per our Articles, so long as HDFC Limited, its subsidiary or any other company promoted by HDFC Limited, either singly or in the aggregate, holds not less than 20 percent of the paid-up
equity share capital in the Bank, the Board of Directors of the Bank shall, with the approval of the shareholders, appoint the non-retiring
directors from persons nominated by HDFC Limited. HDFC Limited shall be entitled to nominate the part-time Chairman and the Managing Director or the full-time Chairman as the case may be, subject to the approval of the Board of Directors of the Bank and the shareholders. Currently, Mrs. Renu Karnad is the
Non-Executive
Director (“NED”) (nominee of HDFC Limited) of the Bank. The Banking Regulation Act 1949 (“the Banking Regulation Act”) and subsequent RBI notification, dated November 24, 2016, requires that not less than 51 percent of the board members shall consist of persons who have specialized knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, cooperation, economics, law, small-scale industry, information technology, payment and settlement systems, human resources, risk management, business management and any other matter which in the opinion of the RBI will be useful to the banking company. Of these, not less than two directors shall have specialized knowledge or practical experience in respect of agriculture and the rural economy, cooperation or small-scale industry. Mr. Malay Patel and Dr. (Mrs.) Sunita Maheshwari are the Independent Directors on the Board who have specialized knowledge and practical experience in small scale industry and Mr. Umesh Chandra Sarangi is the Independent Director on the Board with specialized knowledge and practical experience in agriculture and rural economy. Mr. M.D. Ranganath is the Independent Director on the Board of the Bank with expertise in Information Technology. The skills, special knowledge and practical experience of the individual directors comprise of the following:

Sr. No.	Name	Designation	Expertise/ Competence
1	Mr. Atanu Chakraborty	Part-time Non-Executive Chairman and Independent Director	Finance, Economy, Public Policy, Administration and Infrastructure, Banking, Risk Management, Payment & Settlement System, Business Management

2	Mr. Kaizad Bharucha	Executive Director	Banking Business, Credit & Risk Management, Business Management

3	Mrs. Lily Vadera	Independent Director	Banking, Finance, International Relations

4	Mr. Malay Patel	Independent Director	Small Scale Industries, Business Management

5	Mr. M. D. Ranganath	Independent Director	Finance, Accountancy, Information Technology, Risk Management, Business Management

6	Mrs. Renu Karnad	Non-Executive Director	Risk Management, Housing & Real Estate, Financial, Accounting & Audit, Consumer Behavior, Sales & Marketing, Legal and Strategy Management, Economics, Business Management

7	Mr. Sandeep Parekh	Independent Director	Law (with focus on securities market and financial regulations), Payment & Settlement System, Business Management

8	Mr. Sanjiv Sachar	Independent Director	Human Resource Management, Economics, Finance, Accountancy, Business Management

9	Mr. Sashidhar Jagdishan	Managing Director & Chief Executive Officer	Economics of Money, Banking and Finance, Accountancy, Business Management

10	Dr. (Mrs.) Sunita Maheshwari	Independent Director	Medicine, Healthcare, Entrepreneurship, General Administration, Small Scale Industries, Business Management

11	Mr. Umesh Chandra Sarangi	Independent Director	Agriculture and Rural Economy, Cooperation, Business Management

Interested directors may not vote at board proceedings, except in relation to contracts or arrangements with a company in which that director holds (or two or more directors collectively hold) not more than 2 percent of the paid-up
share capital. None of our directors or members of our senior management holds 1 percent or more of our equity shares.
Our Board of Directors, as of March 31, 2022, comprised of:

Name of Director	Designation	Age
Mr. Atanu Chakraborty (1)	Part time Non-Executive Chairman and Independent Director	62
Mr. Sashidhar Jagdishan	Managing Director & CEO	57
Mr. Kaizad Bharucha	Executive Director	57
Mrs. Lily Vadera (2)	Independent Director	61
Mr. Malay Patel	Independent Director	45
Mr. M. D. Ranganath	Independent Director	60
Mrs. Renu Karnad (3)	Non-Executive Director (Nominee of HDFC Limited)	69
Mr. Sandeep Parekh	Independent Director	50
Mr. Sanjiv Sachar	Independent Director	64
Dr. (Mrs.) Sunita Maheshwari	Independent Director	56
Mr. Umesh Chandra Sarangi	Independent Director	70

(1)
Mr. Atanu Chakraborty was appointed as the part-time
Non-Executive
Chairman and Independent Director of the Bank with effect from May 5, 2021, pursuant to the approval by the RBI and by the shareholders of the Bank at its 27th Annual General Meeting held on July 17, 2021.

(2)
Mrs. Lily Vadera was appointed as an Independent Director of the Bank for a period of five (5) years with effect from November 26, 2021, pursuant to the approval by the shareholders of the Bank through postal ballot on March 27, 2022.

(3)
At the meeting of the Board of Directors held on April 16, 2022, Mrs. Renu Karnad was reappointed as the NED (Nominee of Housing Development Finance Corporation Limited, promoter of the Bank) on the Board of Directors, for a period of five (5) years with effect from September 3, 2022, subject to the approval by the Bank’s shareholders.

(4)	Mr. Srikanth Nadhamuni tendered his resignation as Non-Executive (Non-Independent) Director of the Bank with effect from February 18, 2022.
The following are brief biographies of our directors, including the part-time
Non-Executive
Chairman and Independent Director of the Bank:
Mr.
 Atanu Chakraborty,
62 years of age, was appointed as the part-time
Non-Executive
Chairman and Independent Director of the Bank with effect from May 5, 2021, pursuant to the approval granted by the RBI and by the shareholders of the Bank at its 27th Annual General Meeting held on July 17, 2021. He has served in the Government of India, for a period of thirty-five (35) years, as a member of the Indian Administrative Service (“IAS”) in Gujarat cadre, during which he mainly worked in areas of Finance & Economic Policy, Infrastructure, and Petroleum & Natural Gas. In the Government of India, he held various posts, such as Secretary to Government of India at the Department of Economic Affairs of the Ministry of Finance (“DEA”) during fiscal year 2020. As Secretary of the DEA, he coordinated economic policymaking across all ministries and departments. Furthermore, he managed the entire formulation process of the budget for the Government of India, including its passage in Parliament. He was responsible for the policies for fiscal management, public debt management and the development & management of financial markets.
Mr. Chakraborty also handled the domestic and foreign issues related to financial stability and currency. He managed the flow of funds by multilateral and bilateral financial institutions. He also headed a multi-disciplinary task force for the National Infrastructure Pipeline (“NIP”). He served as Secretary to the Government of India for Disinvestment at the Department of Investment and Public Asset Management (“DIPAM”), where he was responsible for both the policy and the execution of disinvestments of the Government of India’s stake in state-owned enterprises.

Between 2002 and 2007, Mr. Chakraborty served as Director and subsequently as Joint Secretary at the Department of Expenditure of the Ministry of Finance. During his tenure, he evaluated projects in the Infrastructure sector and oversaw subsidies by the Government of India. He also updated and modernized the Government’s Financial & Procurement rules. Mr. Chakraborty has also served in various roles at the Gujarat State Government, including as Secretary to its Finance Department. He had been responsible for piloting the private sector investment legislation in the State. In the State Government, he was immersed in both public governance and development areas.
Mr. Chakraborty has also served as alternate Governor on the Board of the World Bank, as well as on the Central Board of Directors of the RBI. He was the Chairman of the National Infrastructure Investment Fund (“NIIF”) and a Director of various listed companies. Mr. Chakraborty was the CEO and Managing Director of the GSPC group of companies, as well as Gujarat State Fertilizers and Chemicals Ltd. Mr. Chakraborty has published articles in renowned journals in the areas of public finance, risk sharing in infrastructure projects and gas infrastructure. Mr. Chakraborty graduated with a Bachelor in Engineering in Electronics and Communication from NIT Kurukshetra. He holds a Diploma in Business Finance from the Institute of Financial Analysts of India (“ICFAI”), Hyderabad, and a Master in Business Administration from the University of Hull, United Kingdom.
Mrs.
 Renu Karnad
, aged 69 years, is a NED of the Bank. She has been the Managing Director of HDFC Limited since 2010. She holds a Master’s degree in Economics from the University of Delhi and a degree in Law from the University of Mumbai. She is also a Parvin Fellow at the Woodrow Wilson School of Public and International Affairs, Princeton University, NJ, United States. Mrs. Karnad brings with her valuable experience and knowledge of the mortgage sector, having been associated with real estate and mortgage industry in India for over 40 years. Over the years, she has been the recipient of numerous awards and accolades, such as the “Outstanding Woman Business Leader” award granted by CBNC-TV18 at the India Business Leader Awards 2012, induction in the Hall of Fame, Fortune India magazine’s most powerful women from 2011 to 2019, “Top ten powerful women to watch out for in Asia” by
Wall Street Journal Asia
in 2006, etc. She has previously been a NED on the Board of the Bank.
Mr.
 Malay Patel
, aged 45 years, is a NED of the Bank. He has graduated from Rutgers University, NJ, United States, and holds an Associate of Arts in Business Administration from Bergen County College, NJ, United States. He is a Director on the Board of Eewa Engineering Company Private Limited, a company in the plastics and packaging industry that exports to more than 50 countries. Previously, he has been involved in various roles, such as import & export, procurement, and sales and marketing, at Eewa Engineering Company Private Limited. Mr. Malay Patel has special knowledge and practical experience in matters relating to small scale industries as they relate to
Section 10-A
(2 a) of the Banking Regulation Act 1949.
Mr.
 Umesh Chandra Sarangi
,
aged 70 years, is a NED of the Bank. He holds a Master of Science in Botany from Utkal University, where he was a gold medalist. Mr. Sarangi has over three decades of experience at the IAS and brought in significant reforms for the modernization of agriculture, in particular on agro-processing and export. As the former Chairman of National Bank for Agricultural and Rural Development (“NABARD”) from December 2007 to December 2010, Mr. Sarangi focused on accelerated initiatives for rural infrastructure, such as microfinance, financial inclusion, watershed development and tribal development. Mr. Sarangi was appointed as a Director with specialized knowledge and experience in agriculture and rural economy pursuant to
Section 10-A
(2)(a) of the Banking Regulation Act 1949.
Mr.
 Sanjiv Sachar
,
aged 64 years, is a NED of the Bank. He is a Fellow Associate of the Institute of Chartered Accountants of India and former Senior Partner of Egon Zehnder, the world’s largest privately held executive search firm. Mr. Sachar set up the Egon Zehnder practice in India in 1995 and played a key role in establishing the firm as a market leader in the executive search space across various country segments. Over the course of his two decades at Egon Zehnder, Mr. Sachar has mentored senior executives across industry sectors that today serve as either board members, CEOs or CFOs of large corporations in India and overseas. Mr. Sachar was also the co-founder
of the chartered accountancy and management consulting firm, Sachar Vasudeva & Associates, and co-founded
another executive search firm, Direct Impact.
Mr.
 Sandeep Parekh
,
aged 50 years, is a NED of the Bank. He holds a Master of Laws in Securities and Financial Regulation from Georgetown University and a Bachelor of Laws from Delhi University. He is the Managing Partner of Finsec Law Advisors, a financial sector law firm based in Mumbai. He was an Executive Director at SEBI from 2006 to 2008, heading both the Enforcement and Legal Affairs departments. He is a member of the visiting faculty at the Indian Institute of Management, Ahmedabad. He has worked for law firms in Delhi, Mumbai and Washington, D.C. Mr. Parekh focuses on securities regulations, investment regulations, private equity, corporate governance and financial regulation. He is admitted to practice law in the State of New York. He was recognized by the World Economic Forum as a “Young Global Leader” in 2008. He was Chairman and member of various committees and sub-committees
at the SEBI and the RBI and is presently a member of SEBI’s Mutual Fund Advisory Committee.
Mr.
 M.D. Ranganath
, aged 60 years, is a NED of the Bank. He holds a Master in Technology from IIT, Madras, and a Bachelor in Engineering from the University of Mysore. He also holds a Postgraduate Diploma in Management (“PGDM”) from IIM, Ahmedabad, and is a member of CPA, Australia. Mr. Ranganath has over twenty eight (28) years of experience in the Global IT services and financial services industry. He is currently the President of Catamaran Ventures and was CFO of Infosys Limited, a listed global IT services company, until November 2018. During his tenure of 18 years at Infosys, he was an integral part of its growth and transformation into a globally respected IT services company and effectively assumed leadership roles in a variety of areas culminating in the role of the CFO: Strategy, Finance, Merger & Acquisition (M&A), Consulting, Risk Management, and Corporate planning. Prior to Infosys, he worked at ICICI Limited for eight (8) years and was responsible for credit, treasury, equity portfolio management and corporate planning. In 2017 and 2018, Mr. Ranganath was the recipient of the Best CFO Asia award in the technology sector by Institutional Investor publication, predicated on a poll of buy-side
and sell-side investors.

Dr.
 (Mrs.) Sunita Maheshwari
, aged 56 years, is a NED of the Bank. Dr. (Mrs.) Sunita Maheshwari was appointed as an Independent Director. She is a US Board certified Pediatric Cardiologist, and completed her MBBS at Osmania Medical College followed by post-graduation at AIIMS, Delhi and Yale University, CT, United States, With over thirty (30) years of experience, she has lived and worked in the United States and India. In addition to being a clinician, Dr. (Mrs.) Maheshwari is a medical entrepreneur and co-founder
at: (a) Teleradiology Solutions (India’s first and largest teleradiology company that has provided over 5 million diagnostic reports to patients and hospitals globally including for the Tripura state government), (b) Telrad Tech which builds
AI-enabled
telehealth software and (c) RXDX healthcare—a chain of multi-specialty neighborhood clinics in Bangalore. She has also incubated other start-up
companies in the telehealth space such as Healtheminds—a telecounselling platform. She is active in the social arena in India where she runs two trust funds. “People4people” has built over 450 playgrounds in government schools and Telrad Foundation provides teleradiology and telemedicine services to poor areas in Asia that do not have access to high quality medical care. Her other interests include teaching—she has been running India’s
e-teaching
program for postgraduates in Pediatric Cardiology for over a decade. In 2019, she helped the Kerala National health mission Hridayam launch
e-classes
in pediatric cardiology for pediatricians in the state. She has over 200 academic presentations and publications to her credit and is an inspirational speaker having given over 200 lectures, including several TEDx talks. Dr. (Mrs.) Maheshwari is the recipient of several prestigious awards and honors including: WOW (Woman of Worth) 2019 award from Outlook Business, 50 most powerful women of India in March 2016, Amazing Indian award from Times Now 2014, Top 20 Women Health Care Achievers in India from Modern Medicare in 2009, Outstanding Fellow Teacher of the Year Award in 1995 by Yale University, amongst others.
Mr.
 Sashidhar Jagdishan
, aged 57 years, is the Managing Director and CEO of the Bank. He has an overall experience of thirty (30) years. He has graduated in Science with specialization in Physics, is a Chartered Accountant by profession and holds a Master’s degree in Economics of Money, Banking & Finance from the University of Sheffield, United Kingdom. Mr. Jagdishan joined the Bank in 1996 as a Manager in the Finance function. He became Business Head – Finance in 1999 and was appointed as Chief Financial Officer in 2008. He played a critical role in supporting the growth trajectory of the Bank and led the finance function with a pivotal role in aligning the organization in achieving the strategic objectives over the years. Prior to his appointment as Managing Director and CEO of the Bank, he was the Group Head of the Bank in addition to overseeing the functions of Finance, Human Resources, Legal & Secretarial, Administration, Infrastructure, Corporate Communications and Corporate Social Responsibility. Mr. Jagdishan is not a director in any other listed or public limited company.
Mr.
 Kaizad Bharucha
, aged 57 years, is the Executive Director of the Bank. He holds a Bachelor of Commerce from University of Mumbai and is a career banker with over thirty-five (35) years of experience. He has been associated with the Bank since 1995. In his current position as Executive Director, he is responsible for Wholesale Banking covering areas of Corporate Banking, PSUs, Capital & Commodities Markets, Financial Institutions, Custody, Mutual Funds, Global Capability Centre & Financial Sponsors coverage and Banks coverage. As Executive Director, in his earlier position, he was responsible for Corporate Banking, Emerging Corporate Group, Business Banking, Healthcare Finance, Agri Lending, Tractor Financing, Commercial Vehicle finance, Commercial Equipment Finance, Infrastructure Finance, Department for Special operations and inclusive Banking initiatives group. In his previous position as Group Head—Credit & Market Risk, he was responsible for the Risk Management activities at the Bank, namely Credit Risk, Market Risk, Debt Management, Risk Intelligence and Control functions. Prior to joining the Bank, he worked at SBI Commercial and International Bank in various areas including Trade Finance and Corporate Banking. He has represented HDFC Bank as a member of the working group on banking related committees. Mr. Bharucha is not a director in any other listed or public limited company.

Senior Management
Our senior management is comprised of the following:

Name	Position	Age
Mr. Sashidhar Jagdishan	Managing Director and CEO	57
Mr. Kaizad Bharucha	Executive Director	57
Mr. Ashish Parthasarthy	Head – Treasury, GIB, NRI, Overseas and Teleservice Channels	54
Ms. Ashima Bhat	Head – Business Finance & Strategy, Administration, Infrastructure, ESG & CSR	51
Mr. Arvind Kapil	Head – Retail Assets and SLI	50
Mr. Arvind Vohra	Head – Retail Branch Banking	50
Mr. Anjani Rathor	Chief Digital Officer	49
Mr. Arup Rakshit	Head – Treasury-Sales, Analytics and Overseas	53
Mr. Bhavesh Zaveri	Head – Operations, ATM and Cash Management Product	56
Mr. Benjamin Frank	Head – Wholesale Credit	57
Mr. Chakrapani Venkatachari	Head – Internal Audit and Quality Initiatives Group	58
Mr. Jimmy Tata	Chief Credit Officer	55
Mr. Nirav Shah	Head – Corporate Banking and PSUs	50
Mr. Parag Rao	Head – Payments Business, Digital & IT	56
Mr. Rakesh Singh	Head – Investment Banking, Private Banking, Marketing and Products	53
Mr. Rahul Shukla	Head – Commercial Banking and Rural Business	53
Mr. Ramesh Lakshminarayanan	Chief Information Officer	51
Mr. Raveesh Bhatia	Head – Emerging Corporates Group	56
Ms. Smita Bhagat	Head – Government, Institutional Business, Partnerships, Inclusive Banking and Start-ups	56
Mr. Srinivasan Vaidyanathan	Chief Financial Officer	58
Mr. S. Sampathkumar	Head – NRI Domestic & Overseas Business, Third Party Products and Telesales & Service Relationships	49
Mr. Sanmoy Chakrabarti	Chief Risk Officer	46
Mr. Vinay Razdan	Chief Human Resources Officer	55

Note:
Mr. Dhiraj Relli has resigned from the services of the Bank with effect from September 30, 2021. Currently he is the Managing Director and CEO of HDFC Securities Limited, a subsidiary of the Bank.
A brief biography of each of the members of the Bank’s senior management is set out below:
Mr.
 Ashish Parthasarthy
is the Head of Treasury, GIB, NRI, Overseas and Teleservice Channels. He holds a Bachelor in Engineering from the National Institute of Technology, Karnataka
(NIT-K),
and a Postgraduate Diploma in Management from IIM, Bangalore. He has over 33 years of experience in banking, with particular expertise in the interest rate and currency markets.
Ms.
 Ashima Bhat
is the Head of Business Finance & Strategy, Administration, Infrastructure, ESG & CSR. Ms. Bhat has over 28 years of experience in banking. She completed a Master in Management Studies, majoring in marketing, from Narsee Monjee Institute of Management Studies. Ms. Bhat joined the Bank in 1994 in its start-up
stage. She has worked within and headed businesses in various positions across the Bank, including Corporate Banking, Supply Chain, SME, Commercial Banking and Emerging Corporates Group.
Mr.
 Arvind Kapil
is the Head of Retail Assets and Sustainable Livelihood Initiative. He is an alumnus of the Harvard Business School’s advanced management program, holds a Master in Management Studies from Bharati Vidyapeeth Institute of Management Studies and Research and a Bachelor of Engineering from K.J. Somaiya College of Engineering in Mumbai. Mr. Kapil has been with the Bank for over two decades and has significant experience in the finance industry. He joined the Bank from Countrywide Consumer Financial Services.

Mr.
 Arvind Vohra
is the Head of Retail Branch Banking. He holds a Bachelor of Engineering in Electronics and Communication Engineering as well as a Postgraduate degree in Management with a specialization in marketing and finance from Xavier Institute of Management, Bhubaneswar, and completed a senior leadership program at London Business School. He has nearly two and a half decades of experience working across consumer goods, telecommunications and banking sectors. He has held leadership positions in sales, marketing and business leadership roles in global organizations such as Whirlpool, Philips, Standard Chartered Bank and Vodafone India. Mr. Vohra led business operations at Vodafone India, was on the Board of Directors of Vodafone India’s consumer fixed line subsidiary and led the incubation of the consumer IOT (Internet of Things) business. He joined the Bank from Vodafone India in September 2018.
Mr.
 Anjani Rathor
is the Chief Digital Officer. He holds a Postgraduate Diploma from IIM, Calcutta, and a Bachelor of Technology from IIT Kharagpur. He has over 20 years of experience across Telecom, Aviation, Consulting and Financial Services in companies such as Airtel, Boeing, Accenture and CitiCorp. He joined the Bank in February 2020.
Mr.
 Arup Rakshit
is the Head of Treasury-Sales, Analytics and Overseas. He holds a Bachelor of Technology from IIT, BHU, Varanasi and a Master of Business Administration from IIM, Calcutta. Mr. Rakshit has more than 28 years of experience. Prior to joining HDFC Bank, he worked with different banks, including Deutsche Bank and ABN AMRO Bank. Mr. Rakshit is also an active member of the management committee of the Foreign Exchange Dealers Association of India and the India Forex Committee.
Mr.
 Bhavesh Zaveri
is the Head—Operations, ATM and Cash Management Product. He holds a Master in Commerce from Mumbai University and is a Certified Associate of the Indian Institute of Bankers. He has over 36 years of experience in banking, having worked with Oman International Bank and Barclays Bank prior to joining the Bank in April 1998. Mr. Zaveri has been on various committees at the RBI and the IBA and served as a Director on the Board of National Payment Corporation of India Ltd, SWIFT SCRL, Brussels, The Clearing Corporation of India Ltd. (“CCIL”), SWIFT India Domestic Services Pvt Ltd, HDB Financial Services Ltd, HDFC Securities Ltd and the Goods and Service Tax Network (“GSTN”).
Mr.
 Benjamin Frank
is the Head of Wholesale Credit. He has a Bachelor of Science from the University of Madras, a Master in Business Administration from ICFAI University and is a Certified Financial Risk Manager from the Global Association of Risk Professionals. He has over 35 years of experience in the banking industry across Branch Banking, International Banking, Corporate Banking and Credit Risk Management. He previously worked at IDBI Bank and State Bank of India. He joined the Bank in April 2004.
Mr.
 Chakrapani Venkatachari
is the Head of Internal Audit and Quality Initiatives Group. He holds a Bachelor in Commerce from Mumbai University, is an Associate Member of the Institute of Company Secretaries of India, a Certified Associate of the Indian Institute of Bankers and a Certified Information System Auditor. He has over 38 years of banking experience, having worked with the Bank of Baroda and Standard Chartered Bank prior to joining the Bank in 1994.
Mr.
 Jimmy Tata
is HDFC Bank’s Chief Credit Officer. He holds a Master in Financial Management from the Jamnalal Bajaj Institute of Management Studies at Mumbai University and is a qualified Chartered Financial Analyst with the Institute of Chartered Financial Analysts in Hyderabad. Mr. Tata has been with the Bank since 1994 and has over 30 years of broad experience across the financial sector. Prior to joining the Bank he worked at Apple Industries Limited in various capacities in their financial services division.
Mr.
 Nirav Shah
is the Head of Corporate Banking and PSUs. He has approximately 27 years of experience, 23 years of which have been with the Bank. He joined the Bank in 1999 as a Relationship Manager and, in just over a decade, went on to head businesses such as the Emerging Corporates Group, Infrastructure Finance Group, Rural Banking Group, and Transportation Finance, before taking up his current role in 2020. This is his second role with the Corporate Bank. In his earlier role in 2011, he was Western Region Head, during which he was responsible in Finance for acquiring and developing several large corporate relationships. He holds a Bachelor of Commerce and a Master of Management Studies (“MMS”) from Mumbai University.
Mr.
 Parag Rao
is the Head of Payments Business, Digital & IT. He holds a Master in Management Studies from S.P. Jain Institute of Management at Mumbai University and a Bachelor of Engineering from the Regional Engineering College in Jamshedpur. He has over 29 years of professional experience in FMCG companies such as Cadbury’s, Hindustan Unilever and Pepsico India. He joined the Bank from IBM Global Services in April 2002.
Mr.
 Rakesh Singh
is the Head of Investment Banking, Private Banking, Marketing and Products. He holds a Master in Business Administration from the Institute of Management Technology, Ghaziabad and has over 29 years of experience in the financial sector. Prior to joining HDFC Bank, he worked at Rothschild, Morgan Stanley, DSP Merrill Lynch, Standard Chartered Bank and ANZ Investment Bank. He also serves as a Trustee on the board of Society for Nutrition, Education and Health Action.
Mr.
 Rahul Shukla
is the Head of Commercial Banking and Rural Banking. He holds a Bachelor in Technology from IIT Varanasi and a Master in Business Administration from IIM, Bangalore. He started his career in Citibank and, in 2010, he took over as Managing Director and Head of Corporate Banking for the South Asia Region, and was a member of the Indian Management Committee and various regulatory governance committees. He has over 30 years of banking experience, joining the Bank from Citibank in March 2018.

Mr.
 Ramesh Lakshminarayanan
is the Chief Information Officer. Mr. Lakshminarayanan holds a Bachelor of Science in Physics from Mumbai University and a Master in Business Administration from the University of Pune. Prior to joining HDFC Bank, he worked at CRISIL, where he spent three years as Chief Technology and Information Officer. He has over 25 years of experience and has held leadership positions within organizations such as Citibank, ABN AMRO Bank, and Kotak Mahindra Group.
Mr.
 Raveesh K. Bhatia
is Head of Emerging Corporates Group. He holds an MBA from IIM, Ahmedabad, and has over three decades of work experience. Prior to joining HDFC Bank, he worked with international banks, such as ABN AMRO Bank, BNP Paribas, Standard Chartered Bank, as well as in a consulting role with SB Billimoria.
Ms.
 Smita Bhagat
is the Head of Government and Institutional Business, Alternate Banking Channels and Partnerships, Inclusive Banking Group and
Start-ups.
She holds a Bachelor of Arts in Economics and Statistics, a Master of Commerce in financial management and a Master in Business Administration from the University of Rajasthan. She has more than 25 years of experience in banking and joined the Bank from ICICI Bank in 1999.
Mr.
 Srinivasan Vaidyanathan
is the Chief Financial Officer. He is a Commerce graduate, a Fellow of the Institute of Chartered Accountants of India, a Fellow of the Institute of Cost and Works Accountants of India, a Fellow of the Association of International Accountants, United Kingdom, Member of CMA, United States, and has a Master in Business Administration. He has over 28 years of experience in the financial services industry. He joined the Bank in 2018.
Mr.
 S. Sampathkumar
is the Head of NRI Domestic & Overseas Business, Third Party Products and Telesales & Service Relationships. He has over two and a half decades of experience and is an alumnus of the University of Madras, Tamil Nadu.
Mr.
 Sanmoy Chakrabarti
is the Chief Risk Officer. He holds a Master’s degree in Quantitative Economics from the Indian Statistical Institute. Mr. Sanmoy has been with the Bank since 2010 and has over two decades of experience. Previously, he has been in charge of Market Risk, Treasury
Mid-Office,
Operational Risk Management, ICAAP and Basel Credit risk functions of the Bank. Prior to joining the Bank, he has worked at Bank Danamon Ltd, Citibank and ICICI Bank.
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
Corporate Governance
Audit Committee
The Audit Committee of the Bank, as of March 31, 2022, includes Mr. M.D Ranganath, Mr. Umesh Chandra Sarangi and Mr. Sanjiv Sachar as its members. Each member of the Audit Committee is an Independent Director. Mr. M. D. Ranganath and Mr. Sanjiv Sachar are the members of Audit Committee with financial expertise. The Audit Committee is chaired by Mr. M.D Ranganath. The Audit Committee met 16 times during fiscal year 2022.
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

e.	any other terms of reference as may be included from time to time in the Companies Act 2013, SEBI Listing Regulations, 2015, including any amendments or reenactments thereof from time to time.
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
inter alia
provides for criteria to assess the competency of the persons nominated, which includes:

a.	academic qualifications;

b.	previous experience;

c.	track record; and

d.	integrity of the candidate.
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
The NRC also formulates criteria for the evaluation of performance of individual directors, including Independent Directors, the Board of Directors and its committees. The criteria for the evaluation of performance of directors (including Independent Directors) include personal attributes, such as attendance at meetings, communication skills, leadership skills and adaptability, and professional attributes such as their understanding of the Bank’s core business and strategic objectives, industry knowledge, independent judgment, and adherence to the Bank’s Code of Conduct, Ethics and Values.
Mr. Sanjiv Sachar, Mr. Sandeep Parekh, Mr. M.D Ranganath, Mr. Umesh Chandra Sarangi and Mr. Atanu Chakraborty were the members of the Nomination and Remuneration Committee as of March 31, 2022. Mr. Atanu Chakraborty (with effect from June 9, 2021) was inducted as a member of the NRC. All members of the NRC are Independent Directors. The NRC is chaired by Mr. Sanjiv Sachar and met 13 times during fiscal year 2022.
Stakeholders’ Relationship Committee (“SRC”)
The SRC approves and monitors the transfer, transmission, splitting and consolidation of shares and considers requests for dematerialization of shares. Allotments of shares to employees exercising stock options are granted under the various Employees Stock Option Schemes, which are made in terms of the powers delegated by the Board in this regard. The SRC also monitors the redressal of grievances from shareholders relating to matters such as the transfer of shares and non-receipt
of our annual report and dividends, etc.
The powers to approve share transfers and dematerialization requests have been delegated to executives of the Bank to avoid delays that may arise due to non-availability
of the members of the SRC. Mr. Santosh Haldankar, Company Secretary of the Bank is the Compliance Officer responsible for expediting the share transfer formalities.
As of March 31, 2022, the SRC consisted of Mr. Malay Patel, Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh, Mrs. Renu Karnad and Mr. Kaizad Bharucha. During the year, Mr. Kaizad Bharucha (with effect from September 17, 2021) and, subsequently, Mrs. Lily Vadera (with effect from June 10, 2022) were inducted as members of the Committee. The SRC is chaired by Mr. Malay Patel, who is an Independent Director and met four times during fiscal year 2022.
During the year ended March 31, 2022, the Bank received 82 complaints from the shareholders. The Bank had attended to all the complaints except one that was pending as it had been received during the end of quarter. This complaint was responded and was closed subsequently, all other complaints were closed to the satisfaction of the shareholders as on March 31, 2022.

2,308 letters were received from the shareholders relating to change of address, nomination requests, updating of email IDs and PAN numbers, updating of complete bank account details (
i.e.
, core banking account no., IFSC and MICR code), Mandate for crediting dividend by National Automated Clearing House (“NACH”) and National Electronic Fund Transfer (“NEFT”), Issuance of Duplicate Share Certificate and claim of shares from Unclaimed Suspense account queries relating to the annual reports, non-receipt
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
The functions of the RPMC also include the review of the enterprise-wide risk frameworks such as the Risk Appetite Framework (“RAF”), Internal Capital Adequacy Assessment Process (“ICAAP”), stress testing framework, etc. The RPMC also reviews the cyber security framework at the Bank from time to time.
Further, as per RBI guidelines, the Chief Risk Officer of the Bank regularly interacts with the members of the RPMC without the presence of management at the meetings of the RPMC.
As of March 31, 2022, the RPMC consisted of Mrs. Lily Vadera, Mr. Sandeep Parekh, Mr. M.D. Ranganath, Mrs. Renu Karnad, Mr. Sashidhar Jagdishan, Mr. Sanjiv Sachar, and Mr. Atanu Chakraborty. During the year, Mr. Srikanth Nadhamuni ceased to be a member of the RPMC with effect from September 17, 2021 while Mr. Atanu Chakraborty (with effect from June 9, 2021), Mr. Sandeep Parekh (with effect from September 17, 2021) were inducted as members of the RPMC. Further, Mrs. Lily Vadera was inducted as a Chairperson and member of the Committee with effect from January 15, 2022. The RPMC is chaired by Mrs. Lily Vadera, an Independent Director of the Bank and met nine times during fiscal year 2022.
Credit Approval Committee
The Committee considers credit appetite proposals to the customers of the Bank within such authority as delegated to it by the Board from time to time. This facilitates quick response to the needs of the customers and timely disbursement of loans. As of March 31, 2022, the Credit Approval Committee consisted of Mr. Malay Patel, Mr. Kaizad Bharucha and Mrs. Renu Karnad. During the year, Mr. Srikanth Nadhamuni ceased to be a member of the Committee pursuant to his resignation as director of the Bank with effect from February 18, 2022 while, subsequently, Mr. Sandeep Parekh was inducted as a member of the Committee with effect from June 10, 2022. The Credit Approval Committee met 30 times during fiscal year 2022.
Premises Committee
The Committee approves purchases and leasing of land parcels for proposed buildings and premises for the use of the Bank’s branches, back offices, ATMs, residential training centre(s), currency chests, guest houses, (including relocation and renewals) and of residential premises for Bank employees in accordance with the guidelines laid down by the Board from time to time. As of March 31, 2022, Mrs. Renu Karnad (Chairperson), Mr. Sandeep Parekh and Dr. (Mrs.) Sunita Maheshwari were the members of the Premises Committee. During the year, Mr. Malay Patel ceased to be a member of the Committee, while Dr. (Mrs.) Sunita Maheshwari was inducted as a member of the Committee with effect from September 17, 2021. The Premises Committee met four times during fiscal year 2022.

Fraud Monitoring Committee (“FMC”)
Pursuant to the directions of the RBI, the Bank has constituted the FMC, exclusively dedicated to the monitoring and following up of cases of fraud involving amounts of Rs. 10 million and above. The objectives of the FMC are the effective detection and immediate reporting of fraud, and actions taken against the perpetrators of fraud with the concerned regulatory and enforcement agencies. The terms of reference of the FMC include:

a.	identify the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same;

b.	identify the reasons for delay in detection, if any, and report to the top management of the Bank and the RBI;

c.	monitor the progress of any Central Bureau of Investigation and any police investigation and any appropriate recovery position;

d.	ensure that staff accountability is examined at all levels in all cases of fraud and that staff side action, if required, is completed quickly without loss of time;

e.	review the efficacy of the remedial action taken to prevent any recurrence of fraud, such as the strengthening of internal controls; and

f.	put in place other measures as may be considered relevant to strengthen preventive measures against frauds.
As of March 31, 2022, the members of the FMC were Mr. Umesh Chandra Sarangi (Chairperson), Mrs. Renu Karnad, Mr. Kaizad Bharucha, Mr. Sanjiv Sachar, and Mr. Sashidhar Jagdishan. During the year, Mr. Malay Patel and Mr. Sandeep Parekh ceased to be members of the FMC while, Mrs. Renu Karnad and Mr. Kaizad Bharucha were inducted as the members of the FMC with effect from September 17, 2021. The FMC met four times during fiscal year 2022.
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
As of March 31, 2022, the members of the CSC were Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh, Mr. Sashidhar Jagdishan, Dr. (Mrs.) Sunita Maheshwari, Mr. Kaizad Bharucha and Mr. Atanu Chakraborty. During the year, Mr. Srikanth Nadhamuni ceased to be a member of the Committee pursuant to his resignation as director of the Bank with effect from February 18, 2022. Mr. Malay Patel ceased to be the member and Mr. Umesh Chandra Sarangi was designated as the Chairman, Dr. (Mrs.) Sunita Maheshwari, Mr. Kaizad Bharucha and Mr. Atanu Chakraborty were inducted as members of the CSC with effect from September 17, 2021. The CSC met five times during fiscal year 2022.
Corporate Social Responsibility & ESG (“CSR & ESG”) Committee
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
The Board has constituted a CSR & ESG Committee with the following terms of reference:

a.	formulating the Bank’s CSR strategy, policy and goals;

b.	monitoring the Bank’s CSR policy and performance;

c.	reviewing the CSR projects and initiatives from time to time;

d.	ensuring legal and regulatory compliance from a CSR viewpoint;

e.	ensuring reporting and communication to the Bank’s stakeholders on the Bank’s CSR; and

f.	monitoring the Bank’s ESG framework, strategy, goals and disclosures.

As of March 31, 2022, the members of CSR & ESG Committee were Dr. (Mrs.) Sunita Maheshwari, Mr. Sanjiv Sachar, Mr. Malay Patel, Mrs. Renu Karnad and Mr. Kaizad Bharucha. During the year, Mr. Umesh Chandra Sarangi ceased to be a member of the Committee and Dr. (Mrs.) Sunita Maheshwari was inducted as Chairperson and member of the CSR & ESG Committee with effect from September 17, 2021. The CSR & ESG Committee met five times during fiscal year 2022.
Digital Transaction Monitoring Committee (“DTMC”)
In order to promote digital transactions of the Bank and to provide directions in terms of strategy and action plans including monitoring the progress of achievement in the digital transactions space, the terms of reference of the DTMC include:

a.
framing of the Bank-level strategy and action plans for achieving the target of digital transactions in an organized manner, as may be set by the Government, regulatory authorities and Indian Banks’ Association, etc., from time to time;

b.	monitoring the progress of achievement in digital transactions in line with the Bank’s strategy and action plans;

c.
reviewing and exploring new opportunities for increasing the digital transactions of the Bank from time to time and giving the necessary directions in implementing and improving a high level of digitalization in the Bank;

d.	reviewing the Digital Banking strategy of the Bank as and when required, thereby providing direction on focus areas;

e.	reviewing the progress made on the initiatives relating to Digital Banking covering performance initiatives as determined by the Board of Directors and Government of India from time to time;

f.	reviewing customer services rendered on digital platforms from time to time; and

g.	any other terms of reference as may be specified by the Government, regulatory authorities and Indian Banks’ Association, etc., from time to time.
As of March 31, 2022, the members of the DTMC were Mr. Malay Patel, Mr. Sandeep Parekh, and Mr. M.D. Ranganath. During the year, Mr. Srikanth Nadhamuni ceased to be a member of the DTMC pursuant to his resignation as director of the Bank with effect from February 18, 2022 while, subsequently, Mrs. Lily Vadera was inducted as member of the DTMC with effect from June 10, 2022. The DTMC met four times during fiscal year 2022.
IT Strategy Committee
The Bank has in place an IT Strategy Committee to look into various technology related aspects. The functions of the Committee are to formulate the IT strategy and related policy documents, ensure that the IT strategy is aligned with the business strategy, and review IT risks, etc.
The terms of reference of the IT Strategy Committee include:

a.	approving IT strategy and related policy documents and reviewing the same from time to time;

b.	ensuring that the management has put an effective strategic planning process in place;

c.	approving the Bank’s IT budget to ensure it aligns with the business needs;

d.	approving reallocation of resources within IT to facilitate meeting priorities and business needs; and

e.	reviewing and approving IT implementation plans.
As of March 31, 2022, the members of IT Strategy Committee were the external IT consultant, Prof. H. Krishmurthy in addition to the Board members Mr. M.D. Ranganath, Mr. Sashidhar Jagdishan, Mr. Atanu Chakraborty and Dr. (Mrs.) Sunita Maheshwari. During the year, Mr. Atanu Chakraborty and Mr. Sashidhar Jagdishan were inducted as members of the Committee with effect from June 9, 2021. Further, Dr. (Mrs.) Sunita Maheshwari was inducted as member on the Committee with effect from September 17, 2021 and Mr. Srikanth Nadhamuni ceased to be a member of the Committee pursuant to his resignation as director of the Bank with effect from February 18, 2022. The IT Strategy Committee met nine times during fiscal year 2022.

Review Committee for Willful Defaulters’ Identification
The Board has constituted a Review Committee for Willful Defaulters’ Identification to review the orders passed by the Committee of Executives for Identification of Wilful Defaulters and provide the final decision with regard to identified willful defaulters and any other matters as may be decided by the Board from time to time. As of March 31, 2022, Mr. Sashidhar Jagdishan (Chairperson), Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh, Mr. M. D. Ranganath, Mr. Malay Patel and Mr. Kaizad Bharucha were the members of the Review Committee for Willful Defaulters’ Identification. During the year, Mr. Sanjiv Sachar ceased to be a member, while Mr. Malay Patel and Mr. Kaizad Bharucha were inducted as members of the Committee with effect from September 17, 2021. No meetings of the Review Committee for Willful Defaulters’ Identification were held during fiscal year 2022.
Review Committee for
Non-Cooperative
Borrowers
The Board has constituted a Review Committee to review matters related to non-cooperative
borrowers, which are handled by the Internal Committee of Executives appointed for this purpose and any other matters as may be decided by the Board from time to time. As of March 31, 2022, Mr. Sashidhar Jagdishan (Chairperson), Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh, Mr. M. D. Ranganath, Mr. Malay Patel and Mr. Kaizad Bharucha were the members of the Review Committee for
Non-Cooperative
Borrowers. During the year, Mr. Sanjiv Sachar ceased to be a member, while Mr. Malay Patel and Mr. Kaizad Bharucha were inducted as members of the Committee with effect from September 17, 2021. No meetings of the Review Committee for
Non-Cooperative
Borrowers were held during fiscal year 2022.
Meeting of the Independent Directors
The Independent Directors of the Bank held two meetings during fiscal year 2022. All Independent Directors as on the date of that meeting were present at the meeting held on April 29, 2021. At the meeting held on September 9, 2021, leave of absence was granted to Dr. (Mrs.) Sunita Maheshwari while all other Independent Directors as on the date of that meeting were present.
Committees of Executives
We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.
Borrowing Powers of Directors
At its 21st Annual General Meeting held on July 21, 2015, the Bank’s shareholders passed a special resolution pursuant to Section 180(1)(c) of the Companies Act 1956 authorizing the Board to borrow, for the purpose of conducting the Bank’s business, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money so borrowed and the monies to be borrowed from time to time (apart from (i) temporary loans obtained from the companies banker in the ordinary course of business and (ii) acceptances of deposits of money from the public repayable on demand or otherwise and withdrawable by cheque, draft, order or otherwise, as well as temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed the aggregate of the paid-up
capital of the Bank and its free reserves, provided that the total outstanding amount of such borrowings shall not exceed Rs. 500.0 billion over and above the aggregate of the paid-up
capital of the Bank and its free reserves at any time.
Compensation of Directors and Members of Our Senior Management
The compensation arrangements for our Chairperson, Managing Director and Executive Directors are approved by the shareholders and the RBI on the recommendation of our Board of Directors.
During fiscal year 2022, the aggregate amount of compensation paid to our Managing Director, Executive Director and members of our senior management as on March 31, 2022 was Rs. 759.9 million. This remuneration includes basic salary, allowances, performance bonus, and cash allowances in lieu of perquisites or the taxable value of perquisites (if availed of) as computed under the income tax rules, but excludes gratuities, provident fund settlements, superannuation settlements and perquisites upon the exercise of stock options.
All NEDs, including the independent directors and the Chairman, receive sitting fees and reimbursement of out-of-pocket
expenses for attending each meeting of the Board and its various Committees. No stock options are granted to any of the NEDs.
Pursuant to the provisions of Companies Act 2013, the NEDs are paid sitting fees of Rs. 50,000 or Rs. 100,000 per meeting for attending Committee & Board meetings, respectively. The Board of Directors increased the sitting fees of certain key Committee meetings to Rs. 100,000 per meeting with effect from April 1, 2021, namely, Audit Committee, Risk Policy & Monitoring Committee, Nomination & Remuneration Committee, Credit Approval Committee and IT Strategy Committee. Subsequently, sitting fees payable for attending Independent Directors Meeting and Customer Service Committee meeting was increased to Rs. 1,00,000 with effect from August 14, 2021 and November 26, 2021, respectively.

The details of the remuneration paid during fiscal year 2022 to Mr. Sashidhar Jagdishan, Managing Director & CEO, and Mr. Kaizad Bharucha, Executive Director are as follows:

Particulars	Sashidhar Jagdishan	Kaizad Bharucha*
	(Rs. in million, except stock options)
Basic	25.2	26.4
Allowances and perquisites	33.1	28.3
Provident fund	3.0	3.2
Superannuation	3.8	4.0
Performance bonus	—	44.6
Number of stock options granted during the year	—	**

Note:
Mr. Aditya Puri retired as Managing Director of the Bank on October 26, 2020. For the performance period April 1, 2020 to October 26, 2020 cash variable pay of Rs. 71.1 million was approved by the RBI on March 23, 2022. Of the said approved amount of Rs. 71.1 million, Rs. 28.4 million (40 percent) was paid in fiscal year 2022 and the balance 60 percent will be deferred over a period of three years. Mr. Aditya Puri, was also paid cash variable pay of Rs. 43.4 million for fiscal year 2020 as approved by the RBI on April 29, 2021. Mr. Aditya Puri was paid Rs. 6.9 million being Tranche 2 of the deferred cash variable pay for fiscal year 2019 and Rs. 5.7 million being Tranche 3 of the deferred cash variable pay for fiscal year 2018. Thus, the total payout to Mr. Aditya Puri in fiscal year 2022 was Rs. 84.4 million.
*
The Annual remuneration paid to Mr. Kaizad Bharucha, Executive Director, includes the payment of arrears for fiscal year 2021 which was approved by the RBI on March 23, 2022. For fiscal year 2021, cash variable pay of Rs. 35.2 million was approved by the RBI on March 23, 2022. Of the said approved amount of Rs. 35.2 million, Rs. 17.6 million (50 percent) was paid in fiscal year 2022 and the balance 50 percent will be deferred over a period of three years. Mr. Kaizad Bharucha was also paid cash variable pay of Rs. 20.8 million fiscal year 2020 as approved by the RBI on April 29, 2021. Mr. Kaizad Bharucha was paid Rs. 3.3 million being Tranche 2 of the deferred cash variable pay for fiscal year 2019 and Rs. 2.9 million being Tranche 3 of the deferred cash variable pay for fiscal year 2018. Thus, the total payout to Mr. Kaizad Bharuza in fiscal year 2022 was Rs. 44.6 million.

**
Mr. Kaizad Bharucha was granted a total quantum of 120,730
employee stock options for the performance in fiscal year 2021 based on the approval received from the RBI on March 23, 2022. The options were granted on April 12, 2022.

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

The details of sitting fees and remuneration paid to NEDs during fiscal year 2022 are as follows:

Director	Sitting Fees (in Rs.)	Remuneration to NEDs (in Rs.)
Mr. Atanu Chakraborty (1)	3,650,000	3,170,699
Mr. Malay Patel	5,550,000	2,000,000
Mr. Umesh Chandra Sarangi	5,100,000	2,000,000
Mr. Renu Karnad	5,650,000	2,000,000
Mr. Sanjiv Sachar	5,800,000	2,000,000
Mr. Sandeep Parekh	4,350,000	2,000,000
Mr. M.D. Ranganath	6,450,000	2,000,000
Dr. (Mrs.) Sunita Maheshwari	2,100,000	2,000,000
Mr. Lily Vadera (2)	600,000	690,217
Mr. Srikanth Nadhamuni (3)	5,500,000	1,772,222
Total	44,750,000	19,633,138

(1)
During the year, Mr. Atanu Chakraborty was paid remuneration of Rs. 3,170,699, (
i.e.
, Rs. 3,500,000 per annum) on proportionate basis for the period from May 5, 2021 to March 31, 2022 as he was appointed as the Part-time Chairman and Independent Director of the Bank with effect from May 5, 2021. The remuneration of the Chairman has been approved by the RBI.

(2)	Mrs. Lily Vadera was appointed as an Independent Director of the Bank with effect from November 26, 2021.
(3)	Mr. Srikanth Nadhamuni tendered his resignation as NED (Non-Independent) of the Bank with effect from February 18, 2022.
During fiscal year 2022, there were no other pecuniary relationships or transactions of the NEDs vis-à-vis
the Bank, except banking transactions in the ordinary course of business done on an arm’s-length
basis.
Pursuant to the guidelines issued by RBI on Corporate Governance in Banks—Appointment of Directors and Constitution of Committees of the Board (“RBI Guidelines”) dated April 26, 2021 and read with the relevant shareholders’ resolution passed at the 27 th
Annual General Meeting of the Bank held on July 17, 2021, the NEDs of the Bank, other than the Part-time Chairman, were paid compensation in the form of fixed remuneration of Rs. 2,000,000 each for fiscal year 2022. This is in addition to the sitting fees and reimbursement of out-of-pocket
expenses paid for attending Committee & Board meetings.
Other than our Chairperson, Managing Director, and Executive Director, none of our Directors has a service contract with us.

Loans to Members of Our Senior Management
Loans to members of our senior management are granted in the normal course of business, as is the case with employees of the Bank. All loans granted to members of senior management are in accordance with the provisions of local regulations. The table below provides the details of staff loans granted to our senior management as of March 31, 2022:

Name	Largest amount outstanding since March 31, 2021	Amount outstanding as of March 31, 2022	Interest rate as of March 31, 2022%	Nature of Loan

	(Rs. in millions, except percentages)
Mr. Sashidhar Jagdishan	5.33	5.19	2.50	Housing Loan
Ms. Ashima Bhat	3.91	3.82	2.50	Housing Loan
Mr. Ashish Parthasarthy	4.81	4.71	2.50	Housing Loan
Mr. Arvind Kapil	7.50	7.40	2.50	Housing Loan
Mr. Arvind Kapil	7.50	7.41	5.00	Additional Housing Loan
Mr. Arvind Vohra	2.44	2.38	2.50	Housing Loan
Mr. Bhavesh Zaveri	6.68	6.39	2.50	Housing Loan
Mr. Bhavesh Zaveri	6.73	6.44	5.00	Additional Housing Loan
Mr. Bhavesh Zaveri	0.25	0.16	5.00	Personal Loan
Mr. Benjamin Frank	0.36	0.24	2.50	Housing Loan
Mr. Benjamin Frank	0.60	0.49	5.00	Personal Loan
Mr. Chakrapani Venkatachari	4.07	3.40	2.50	Housing Loan
Mr. Chakrapani Venkatachari	4.38	3.61	5.00	Additional Housing Loan
Mr. Nirav Shah	6.71	6.59	2.50	Housing Loan
Mr. Nirav Shah	6.99	6.87	5.00	Additional Housing Loan
Mr. Raveesh Bhatia	0.56	0.55	5.00	Personal Loan
Mr. Rakesh Singh	6.71	6.54	2.50	Housing Loan
Mr. Rakesh Singh	6.83	6.66	5.00	Additional Housing Loan
Ms. Smita Bhagat	6.69	6.37	2.50	Housing Loan
Ms. Smita Bhagat	6.73	6.42	5.00	Additional Housing Loan
Mr. S. Sampathkumar	1.76	1.72	2.50	Housing Loan
Mr. S. Sampathkumar	0.6	0.49	5.00	Personal Loan
Employees’ Stock Options
Our shareholders approved plan “A” in January 2000, plan “B” in June 2003, plan “C” in June 2005, plan “D” in June 2007, plan “E” in June 2010, plan “F” in June 2013 and Plan “G” in July 2016 for the issuance of stock options to employees and directors of the Bank under the ESOSs, namely
ESOS-001
to ESOS- 035. Under plan “A”, the option price is set as the average of the daily closing prices on the BSE during the 60 days preceding the grant date. Under plan “B”, the option price is set as the closing price on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans “C”, “D”, “E”, “F” and “G”, the option price is set as the closing price on the business day preceding the grant date on the stock exchange which has the highest trading volume. Our Nomination and Remuneration Committee (formerly, the Compensation Committee) has issued options under these plans several times since January 2000. Stock options granted under
ESOS-001
to
ESOS-009
vest at the rate of 30.0 percent, 30.0 percent and 40.0 percent on each of the three successive anniversaries following the date of grant, stock options granted under
ESOS-010
to
ESOS-013
vest at the rate of 50.0 percent on each of the two successive anniversaries following the date of grant, those granted under
ESOS-014
and
ESOS-015
vest completely on the first anniversary of the date of the grant, stock options granted under
ESOS-016
to
ESOS-018
vest at the rate of 75.0 percent and 25.0 percent on each of the two successive anniversaries following the date of grant, stock options granted under
ESOS-019
to
ESOS-026
vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent on each of the three successive anniversaries, stock options granted under
ESOS-027
and
ESOS-028
vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent at intervals of fifteen months, twenty-seven months and thirty-nine months, options granted under
ESOS-029
to
ESOS-32
vest at the rate of 35.0 percent, 30.0 percent, 20.0 percent and 15.0 percent on each of the four successive anniversaries and
ESOS-33
to ESOS 37 vest at the rate of 25.0 percent on each of the four successive anniversaries. All of the above are subject to standard vesting conditions. In fiscal year 2022, 32.7 million equity shares having a face value of Rs. 1.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up
capital increasing by Rs. 32.7 million and the share premium by Rs. 26,064.6 million. As of March 31, 2022, 158,106,016 options convertible to equity shares of Rs. 1.0 each were outstanding.

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
Controls and Procedures
Disclosure Controls and Procedures
The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2022. Based on this evaluation, our Principal Executive Officer, Mr. Sashidhar Jagdishan, and our Principal Financial Officer, Mr. Srinivasan Vaidyanathan, have concluded that our disclosure controls and procedures, as defined in Rules
13a-15(e)
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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2021. In conducting its assessment, management based its evaluation on the framework contained in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2022. Our independent registered public accounting firm, KPMG Assurance and Consulting Services LLP (“KPMG”), has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements, and (2) the effectiveness of our internal controls over financial reporting as of March 31, 2022.
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
Code of Ethics
We have a written code of conduct and ethics, which is applicable to the Board Members and officials of the Bank one level below the Board (the “Code of Ethics”). We believe this Code of Ethics constitutes a “code of ethics”, as defined in Item 16B of Form
20-F.
We will provide a copy of such Code of Ethics to any person without charge upon request. Requests may be made by writing to shareholder.grievances@hdfcbank.com.
We encourage an open and transparent system of working and dealings among our employees, customers and members of the general public coming into contact with the Bank by adopting the highest standards of integrity and ethical behavior. The Bank’s whistle blower policy (the “Whistle Blower Policy”) aims at quickly spotting aberrations and dealing with them at the earliest through an established mechanism. It enables our employees and other stakeholders to make protected disclosures under the Whistle Blower Policy without fear of reprisal, retaliation, discrimination or harassment of any kind. Through the Whistle Blower Policy, the Bank empowers employees and other stakeholders to make or report protected disclosures related to any violation or suspected violation of the Code of Conduct, including (a) breaches of applicable law, (b) fraud or corruption, (c) leakage/suspected leakage of unpublished price sensitive information in violation of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 2015 and the related internal policy of the Bank,
i.e.
, the Share Dealing Code of the Bank, and (d) willful data breach or unauthorized disclosure of the Bank’s proprietary data, including customer data.
Principal Accountant Fees and Services
The following table sets forth, for the fiscal years indicated, the fees pertaining to our principal accountant and its associated entities for various services provided during those periods:

	Fiscal Year Ended
Type of Services	March 31, 2021		March 31, 2022		Description of Services

	(in millions)
Audit services	Rs.	61.7	Rs.	63.7	Audit of financial statements
Audit-related services		6.7		19.2	Limited review
Tax services		—		—	Tax services
Other services		2.5		13.9	Certification & other services
Total	Rs.	70.9	Rs.	96.8

Our Audit Committee charter requires us to receive the approval of our Audit Committee on every occasion on which we engage our principal accountants or their associated entities to provide any non-audit
services to us. All of the
non-audit
services provided to us by our principal accountants or their associated entities in the previous two fiscal years have been pre-approved
by our Audit Committee.
Compliance with NYSE Listing Standards on Corporate Governance
We are incorporated under the Companies Act and our equity shares are listed on the BSE Limited (formerly known as Bombay Stock Exchange Limited) and the National Stock Exchange of India Limited, which are the major stock exchanges in India. Our corporate governance framework is in compliance with the Companies Act 2013 and rules made thereunder, the regulations and guidelines of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”). We also have American Depositary Shares (“ADSs”) listed on the New York Stock Exchange (the “NYSE”).
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

1.	Establish an independent audit committee that has specified responsibilities and authority. [NYSE Listed Company Manual Section 303A.06];

2.	Provide prompt written notice by its CEO if any executive officer becomes aware of any non-compliance with any applicable corporate governance rules. [NYSE Listed Company Manual Section 303A.12(b)];

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

No listed entity shall appoint a person or continue the directorship of any person as a non-executive
director who has attained the age of 75 years unless a special resolution is passed to that effect, in which case the explanatory statement annexed to the notice for such motion shall indicate the justification for appointing such a person if: (i) the chairperson of the board of directors is a non-executive
director, at least
one-third
of the board of directors must be comprised of independent directors; (ii) the company does not have a regular non-executive
chairperson, at least half of the board of directors must be comprised of independent directors; and (iii) the regular non-executive
chairperson is a promoter of the listed company or is related to any promoter or person occupying management positions at the level of board of director or at one level below the board of directors, at least half of the board of directors of the listed company must consist of independent directors.

The requirements under the SEBI Listing Regulations which become applicable to a listed entity on the basis of market capitalization criteria continue to apply to such entity even if when it falls below the specified threshold.

A director must meet certain criteria in order to qualify as “independent”. An NYSE listed company must disclose the identity of its independent directors and the basis upon which it is determined that they are independent. [NYSE Listed Company Manual Section 303A.02 ]	A director must meet certain criteria in order to qualify as “independent”. The appointment, reappointment or removal of an independent director of a listed entity, shall be subject to the approval of shareholders by way of a special resolution. No independent director, who resigns from a listed entity, shall be appointed as an executive or full-time director on the board of the listed entity, its holding, subsidiary or associate company or on the board of a company belonging to its promoter group, unless a period of one year has elapsed from the date of resignation as an independent director.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [NYSE Listed Company Manual Section 303A.03]	The board of directors of a listed company must meet at least four times a year, with a maximum time gap of 120 days between any two meetings. The independent directors of the listed company must hold at least one meeting each year without the presence of the non-independent
directors and the members of management, and all the independent directors have to endeavor to be present at such meeting.

Nominating/Corporate Governance Committee

An NYSE listed company needs to have a nominating/corporate governance committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.04]	A listed company needs to have a nomination and remuneration committee. All members of the nomination and remuneration committee must be non-executive
directors and at least
two-thirds
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

The nominating/corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.04]	The nomination and remuneration committee must have the terms of reference specified in the SEBI Listing Regulations and the Companies Act 2013 such as formulating criteria to determine the qualifications, positive attributes and independence of directors, formulating criteria to evaluate the performance of directors, recommending a remuneration policy for directors and devising a board diversity policy.

Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy certain additional independence requirements set forth in Section 303A.02 of the NYSE Listed Company Manual by the deadline specified therein. [NYSE Listed Company Manual Section 303A.05]	A listed company is permitted to have a combined nomination and remuneration committee. All members of the nomination and remuneration committee must be non-executive
directors and at least
two-thirds
must be independent directors. The chairperson of the nomination and remuneration committee must be an independent director.

The compensation committee needs to have a written charter that addresses certain specific rights, purposes and responsibilities of the committee, and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.05]	The terms of reference and the role of the nomination and remuneration committee have been specified under the Companies Act 2013 and SEBI Listing Regulations and must include,
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
under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [NYSE Listed Company Manual Sections 303A.06 and 303A.07]	A listed company must have a qualified audit committee with a minimum of three directors as members and at least two-thirds
of such members must be independent directors. In case of a listed entity having outstanding equity shares with superior voting rights, the audit committee must consist of only independent directors. All members of the audit committee should be financially literate and at least one member must have accounting or related financial management expertise.

The audit committee needs to have a written charter that addresses certain specific purposes of the committee, provides for an annual performance evaluation of the committee and sets forth certain specific minimum duties and responsibilities. [NYSE Listed Company Manual Section 303A.07]	The terms of reference and the role of the audit committee of a listed company have been specified in the SEBI Listing Regulations and the Companies Act 2013 and include,
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

In addition, a listed company must put in place procedures to inform board members about risk assessment and minimization procedures. The board of directors is responsible for framing, implementing and monitoring the company’s risk assessment plan. Further, the top 1000 listed companies (determined on the basis of market capitalization as at the end of the immediately previous financial year) and companies qualifying as a ‘high value debt listed entity’ must establish a risk management committee, consisting of at least three members with a majority of them being board members including at least one independent director, and, in case of a listed entity having outstanding equity shares with superior voting rights, at least two-thirds
of the Risk Management Committee shall comprise independent directors. The board of directors shall define the roles and responsibilities of the risk management committee. Where a listed company has equity shares with superior voting rights issued and outstanding, two-thirds
of the committee members are required to be independent directors.

The board may delegate the monitoring and review of the risk management plan to the risk management committee.

Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. [NYSE Listed Company Manual Section 303A.08]	Under the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, shareholders’ approval is required for all equity compensation plans and material revisions thereto.

Corporate Governance Guidelines/Code of Ethics

An NYSE listed company needs to adopt and disclose corporate governance guidelines. [NYSE Listed Company Manual Section 303A.09]	A listed company is required to comply with all mandatory corporate governance requirements as prescribed under the Companies Act 2013 and the SEBI Listing Regulations, and disclose such compliance to stock exchanges in the corporate governance report contained in the listed company’s annual report. The listed company should also state in its annual report the extent to which it has complied with the non-mandatory
corporate governance requirements. The listed entity is also required to submit a compliance report on corporate governance on a quarterly basis.

An NYSE listed company needs to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Listed Company Manual Section 303A.10]	A listed company needs to adopt a code of conduct (or code of ethics), which is applicable to all members of the board of directors and senior management. The company’s annual report and the yearly compliance report on corporate governance must both disclose any non-compliance
with any requirement of the compliance report on corporate governance and contain a declaration signed by the CEO stating that all board members and senior management personnel have complied with the code of conduct.

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
inter alia
, information regarding the composition of various board committees, the company’s code of conduct, details of certain of its policies, a copy of the annual report and contact information.

Memorandum and Articles of Association
Our main objective is to carry on banking and related activities. Our objective and purpose can be found in clauses A and B of our Articles.
Under the Articles, a director may not vote, participate in discussions or be counted for the purpose of a quorum with respect to any decision relating to whether we will enter into any contract or arrangement if the director is directly or indirectly interested in such contract or arrangement. The Board of Directors may not hold meetings in the absence of a quorum. Under the Companies Act, the quorum for meetings of the Board is one-third
of the total number of directors (any fraction contained in that one-third
being rounded off as one) or two directors, whichever is higher. However, where the number of interested directors is equal to or exceeds two-thirds
of the total number of directors present, the remaining number of directors (
i.e.,
directors who are not interested) present at the meeting, being not less than two, will constitute the quorum during such time. Pursuant to the SEBI Listing Regulations, the quorum for meetings of the Board shall be one-third
of its total strength or three directors, whichever is higher, including at least one independent director.
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

PRINCIPAL SHAREHOLDERS
The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2022 by:

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
We were founded by our promoter HDFC Limited, a housing finance company in India. As of March 31, 2022, HDFC Group held an aggregate of 21.00 percent of our equity shares.

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC Group	1,164,625,834	21.00%
Directors and relatives	48,77,958	0.09%
One ADS is represented by three equity shares. The ADSs are represented by underlying equity shares. As of March 31, 2022, Indian equity shares totaling 1,028,115,525 were held in the form of ADSs and constituted 18.54 percent of the Bank’s capital. In our records, the depositary, JPMorgan Chase Bank, N.A., was the only shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States

RELATED PARTY TRANSACTIONS
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
Housing Development Finance Corporation Limited (“HDFC Limited”)
Home Loans
We participate in the home loan business by sourcing loans for HDFC Limited. Under this arrangement, HDFC Limited approves and disburses the loans, which are kept on the books of HDFC Limited, and we are paid a sourcing fee. We also have an option but not an obligation to purchase up to 70 percent of the fully disbursed home loans sourced under this arrangement. During fiscal year 2022, we purchased home loans aggregating Rs. 282,052.4 million from HDFC Limited under the above arrangement, some of which qualified as priority sector advances. We earned Rs. 4,458.4 million from HDFC Limited in fiscal year 2022 as fees for sourcing these loans. We paid Rs. 7,008.8 million to HDFC Limited towards administration and servicing of these loans. An amount of Rs. 653.0 million was receivable from HDFC Limited as of March 31, 2022. An amount of Rs. 637.0 million was payable to HDFC Limited as of March 31, 2022.
Property
We have facilities located on properties owned or leased by HDFC Limited. In fiscal year 2022, we paid an aggregate of Rs. 19.2 million as rental fees and maintenance charges to HDFC Limited for use of these properties. As of March 31, 2022, an amount of Rs. 4.4 million was payable to HDFC Limited. We believe that we pay market rates for these properties. As of March 31, 2022, HDFC Limited held a deposit of Rs. 3.2 million that we have paid to secure these leased properties.
Other Transactions
We also enter into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark-to-market
gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2022 were Rs. 111,787.1 million and Rs. 1,101.1 million, respectively. We have given a guarantee of Rs. 3.9 million on behalf of HDFC Limited. We earned Rs. 7.3 million by rendering of various services to HDFC Limited. As of March 31, 2022, an amount of Rs. 0.3 million was receivable from HDFC Limited towards these services.
During fiscal year 2022, we paid dividends of Rs. 5,620.0 million to HDFC Limited.
HDFC Life Insurance Company Limited (“HDFC Life”)
In fiscal year 2022, we paid HDFC Life Rs. 2,545.8 million as our contribution towards superannuation, gratuity and insurance premiums. In the same period, we received fees and commissions from HDFC Life aggregating Rs. 21,150.5 million for the sale of insurance policies and other services. As of March 31, 2022, Rs. 1,248.6 million was receivable from HDFC Life. During fiscal year 2022, we received Rs. 26,165.9 million for debt securities sold to HDFC Life, and we paid Rs. 2,006.2 million for debt securities purchased from HDFC Life. As of March 31, 2022, HDFC Life had invested Rs. 3,500.0 million in the Bank’s bonds. During fiscal year 2022, we paid dividends of Rs. 119.7 million to HDFC Life.
HDFC Asset Management Company Limited (“HDFC AMC”)
In fiscal year 2022, we earned Rs. 1.0 million fees from HDFC AMC towards referral fees and other services rendered. As of March 31, 2022, an amount of Rs. 0.1 million was receivable from HDFC AMC.
HDFC Ergo General Insurance Company Limited (“HDFC Ergo”)
We paid Rs. 2,013.1 million for insurance premiums to HDFC Ergo in fiscal year 2022. During fiscal year 2022, we received Rs. 1,661.0 million for the sale of insurance policies and other services rendered. As of March 31, 2022, an amount of Rs. 159.9 million was receivable from HDFC Ergo. As of March 31, 2022, HDFC Ergo had invested Rs. 200.0 million in the Bank’s bonds. We have given a guarantee of Rs. 27.9 million on behalf of HDFC Ergo. During fiscal year 2022, we received Rs. 2,712.0 million for debt securities sold to HDFC Ergo.

HDFC Credila Financial Services Limited (“Credila”)
During fiscal year 2022, we earned Rs. 126.8 million in fees from Credila for sourcing education loans. As of March 31, 2022, Rs. 33.3 million was receivable from Credila.
HDFC Pension Management Company Limited (“HDFC PMC”)
We have given a guarantee of Rs. 0.1 million on behalf of HDFC PMC, which is a subsidiary of HDFC Life.
HDFC Investments Limited (“HDFC Investments”)
During fiscal year 2022, we paid dividends of Rs. 1,950.0 million to HDFC Investments.
HDFC Holdings Limited (“HDFC Holdings”)
During fiscal year 2022, we paid dividends of Rs. 0.1 million to HDFC Holdings.
HDFC Ventures Trustee Company Limited (“HDFC Venture Trustee”)
During fiscal year 2022, we earned Rs. 0.1 million fees from HDFC Venture Trustee for services rendered.
Key Management Personnel (“KMP”)
In fiscal year 2022, we paid a total remuneration of Rs. 171.6 million to Mr. Sashidhar Jagdishan, our Managing Director and Chief Executive Officer, and Mr. Kaizad Bharucha, our Executive Director. As of March 31, 2022, the outstanding balance of the loans given to Mr. Sashidhar Jagdishan was Rs. 5.2 million. During fiscal year 2022, we paid dividends aggregating to Rs. 25.0 million to Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha.

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
Taxation of Distributions
Prior to April 1, 2020, Indian companies distributing dividends were subject to a dividend distribution tax on the amount of any dividends distributed. The Finance Act 2020 amended
Section 115-O
of the Indian Income tax Act such that Indian companies are no longer required to pay dividend distribution tax on dividends declared, distributed or paid (whichever is earlier) after March 31, 2020. However, such dividends received on our shares are no longer tax-exempt
to recipients under Section 10(34) of the Indian Income Tax Act (other than those where tax under section115-O
or 115BBDA has already been paid).
Further, the provisions of Section 115BBDA, which deals with tax on dividends to be paid by a resident specified assessee,
i.e.
, persons other than domestic companies, fund/university/trust/institution/other entities referred to in clauses (iv), (v), (vi) and (via) under section 10(23C) and a trust or institution registered under section 12A or section 12AA or section 12AB, provide that tax at a rate of 10.0 percent on dividend income above Rs. 1 million is no longer applicable. In addition, section 115AC of the Indian Income Tax Act provides that if total income of a non-resident
includes income by way of dividends on ADRs, then the same shall be taxable at the rate of 10.0 percent plus applicable surcharge and cess. Accordingly, dividends distributed to the Depositary in respect of the equity shares underlying the ADSs, dividends distributed to ADS holders in respect of the ADSs, and dividends distributed to the holders of the equity shares following conversion of the ADSs into shares are taxable in the hands of holders at 10.0 percent plus applicable surcharge and cess.
Distribution to
non-residents
of bonus ADSs or bonus shares or rights to subscribe for equity shares for the purposes of this section, (“
Rights
”) made with respect to ADSs or equity shares should not be subject to Indian tax provided there is no disproportionate or non-uniform
allotment.
Taxation of Capital Gains in Relation to ADSs
The taxation of capital gains in the hands of the
non-resident
investor in the time of ADSs and after conversion of ADSs into equity shares is set forth below.
Transfer of ADSs Between
Non-Residents
The transfer of ADSs by a
non-resident
to another
non-resident
outside India is covered under Section 115AC of the Indian Income Tax Act. However, pursuant to a specific exemption under Section 47(viia) of the Indian Income Tax Act, this is not considered a “transfer”, and therefore is not liable to capital gains tax in India.

Conversion of ADSs into Equity Shares
The receipt of equity shares by a
non-resident
upon conversion of ADSs should not constitute a taxable event for Indian income tax purposes as per the provisions of section 47(x) of the Indian Income Tax Act.
Sale of Equity Shares Received Upon Conversion of ADSs
The Finance Act, 2018 has withdrawn the exemption granted to gains arising on account of transfer of a long term capital asset being equity shares listed on a recognized stock exchange. To tax such gains, new section 112A has been inserted under the Act. However, for the purpose of computing the period of holding of such equity share, provisions of Explanation 1(he) to section 2(42A) provides that the period of holding of the ADSs shall also be considered. If, on the other hand, equity shares received upon conversion of ADSs and the total period of holding is below 12 months from the date of request for redemption, and the sale is through a recognized stock exchange and STT is paid in respect of such sale, then the gains realized are considered short term capital gains. Such gains are taxable at the rate of 15.0 percent, plus the applicable surcharge and education cess, under Section 111A(1)(b)(i) of the Indian Income Tax Act.
In respect of a sale and purchase of equity shares entered into on a recognized stock exchange, both the buyer and the seller are required to pay STT on the basis of the transaction value of the securities, if the transaction is a delivery-based transaction, which means that the transaction involves actual delivery or transfer of shares. The seller of the shares is required to pay applicable STT of the transaction value of the securities if the transaction is a non-delivery
based transaction, which means that the transaction is settled without taking actual delivery or transfer of the shares, as would be the case with our equity shares.
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
The provision of the Double Taxation Avoidance Agreement (the “DTAA”) entered into by the Government of India with the country of residence of the non-resident
investor will be applicable to the extent they are more beneficial to the non-resident
investor section 90(2). The India-United States income tax treaty does not limit India’s ability to tax capital gains. However, section 90(2A) has made the beneficial provision clause provided under section 90(2) subject to the provisions of General Anti-Avoidance Rules under Chapter
X-A.
Tax on Buyback of Shares
As per section 115QA of the Indian Income Tax Act, a company listed on the stock exchange is required to pay the additional income tax on distributed income on the buyback of shares. Distributed income has been defined under the Act as the difference between the money received by the shareholder on buyback and the issue price of the shares which the Company would have received at the time of issuance of the shares.
Tax Deduction at Source and Return of Income
Tax on dividends, long term and short term capital gains, if payable, as discussed above, upon a sale of equity shares, is to be deducted at source by the person responsible for paying the non-resident,
in accordance with the relevant provisions of the Indian Income Tax Act, and the non-resident
will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of Section 203 of the Indian Income Tax Act. However, as per the provisions of Section 195 of the Indian Income Tax Act, any income other than income from salaries or other specific sections provided for the purpose of withholding tax shall be as per the Indian Income Tax Act or the provisions of the DTAA subject to Chapter
X-A
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
As per provisions of Section 115A, if a
non-resident
has income from dividends, interest, royalty or fees for technical services only during the year and tax has been deducted on the same and the rate of tax deduction is not less than the rate specified in Section 115A, then the non-resident
is not required to file the return of income in India.

Capital Losses
Neither Section 115AC nor the Depositary Receipt Scheme deals with capital losses arising on a transfer of equity shares in India. In general terms, losses arising from a transfer of a capital asset in India can only be set off against capital gains on transfer of another capital asset. Furthermore, a long term capital loss can be set off only against a long term capital gain. To the extent that losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the assessment year for which the loss was first determined by the assessing authority and may be set off against the capital gains assessable for such subsequent assessment years. In order to set off capital losses as above, the non-resident
investor would be required to file appropriate and timely tax returns in India and undergo the customary assessment procedures.
Stamp Duty
There is no stamp duty on the sale or transfer of ADSs outside India.
Generally, the transfer of ordinary shares in physical form would be subject to Indian stamp duty at the applicable rate of the market value of the ordinary shares on the trade date, and such stamp duty customarily is borne by the transferee,
i.e.
, the purchaser. In order to register a transfer of equity shares in physical form, it is necessary to present a stamped deed of transfer. An acquisition of shares in physical form from the depositary in exchange for ADSs representing such equity shares will not render an investor liable for Indian stamp duty. We will be required to pay stamp duty at the applicable rate on the share certificate. However, since our equity shares are compulsorily deliverable in dematerialized form (except for trades of up to 500 equity shares, which may be delivered in physical form), there would be no stamp duty payable in India on transfer.
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
Distributions on ADSs or Equity Shares
The gross amount of cash distributions made by us to a U.S. Holder, with respect to ADSs or equity shares generally, will be taxable to such U.S. Holder as ordinary dividend income when such U.S. Holder receives the distribution, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes).
Subject to the discussion above regarding
“pre-release”,
if dividends constitute qualified dividend income (“QDI”), individual U.S. Holders of our ADSs or equity shares will generally pay tax on such dividends at a reduced rate, provided certain holding period requirements and other conditions are satisfied. Assuming we are not a PFIC in the taxable year in which we pay the dividends or in the preceding taxable year, dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC, so we expect all dividends paid by us to be QDI for United States federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated first as a non-taxable
return of capital, reducing such U.S. Holder’s tax basis in the ADSs or equity shares. Any distribution in excess of such tax basis will be treated as capital gain and will be either long term or short term capital gain depending upon whether the U.S. Holder held the ADSs or equity shares for more than one year. However, we currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be reported as dividend income. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders and will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for U.S. tax purposes. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.
The amount of any cash distribution paid in Indian rupees will equal the United States dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary, in the case of ADSs, or by the U.S. Holder, in the case of equity shares, regardless of whether the payment is in fact converted to United States dollars at that time. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if such Indian rupees are converted into United States dollars on the date received, and it is expected that the depositary will, in the ordinary course, convert foreign currency received by it as distributions into United States dollars on the date of receipt. However, if the Indian rupees are not converted into United States dollars on the date of receipt, gain or loss may be recognized upon a subsequent sale or other disposition of the Indian rupees. Such foreign currency gain or loss, if any, will be United States source ordinary income or loss.

Sale or Exchange of ADSs or Equity Shares
A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of ADSs or equity shares measured by the difference between the United States dollar value of the amount received and the U.S. Holder’s tax basis (determined in United States dollars) in the ADSs or equity shares. Any gain or loss will be long term capital gain or loss if the ADSs or equity shares in the sale, exchange or other taxable disposition have been held for more than one year, and will generally be United States source gain or loss. The holding period for equity shares withdrawn from the depositary facility will include the holding period of the ADSs exchanged therefor. Your ability to deduct capital losses is subject to limitations. Under certain circumstances described under “—
Indian Taxation of the ADSs—Taxation of Capital Gains in Relation to ADSs
”, you may be subject to Indian tax upon the disposition of ADSs or equity shares. In such circumstances and subject to applicable limitations, a U.S. Holder entitled to the benefits of the India-United States income tax treaty may be able to credit the Indian tax against the U.S. Holder’s United States federal income tax liability. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.
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
Passive Foreign Investment Company Rules
U.S. Holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if we are, or were to become, a PFIC for United States federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually, and thus may be subject to change, based on an active banking exception, we do not believe that we are, nor do we expect to become, a PFIC. However, the matter is not free from doubt. We urge you to consult your own tax advisor regarding the potential application of the PFIC rules.
Information with Respect to Foreign Financial Assets
Individuals (and, under proposed Treasury Regulations, certain entities) who are U.S. Holders that own “specified foreign financial assets”, including stock of a
non-U.S.
corporation not held through a financial institution, with an aggregate value in excess of certain dollar thresholds, may be required to file an information report with respect to such assets on IRS Form 8938 with their United States federal income tax returns. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Holders are encouraged to consult their tax advisors regarding the application of this reporting requirement to their ownership of our ADSs or equity shares.
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

•	such Non-U.S. Holder is an individual that is present in the United States for 183 days or more during the taxable year of the disposition, and certain other conditions are met.
In addition, if you are a corporate
Non-U.S.
Holder, any effectively connected dividend income or gain (subject to certain adjustments) may be subject to an additional branch profits tax at a rate of 30.0 percent (or such lower rate as may be specified by an applicable income tax treaty).
Backup Withholding and Information Reporting
In general, dividends on ADSs or equity shares, and payments of the proceeds of a sale, exchange or other taxable disposition of ADSs or equity shares, paid to a U.S. Holder within the United States or through certain U.S.-related financial intermediaries, are subject to information reporting and may be subject to backup withholding at a rate currently equal to 24.0 percent, unless the U.S. Holder:

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
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Internal Revenue Code (provisions commonly known as FATCA) impose (a) certain reporting and due diligence requirements on foreign financial institutions and (b) potentially require such foreign financial institutions to deduct a 30.0 percent withholding tax from (i) certain payments from sources within the United States and (ii) “foreign pass thru payments” (which is not yet defined in current guidance) made to certain
non-U.S.
financial institutions that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. The United States has entered into a number of IGAs with other jurisdictions with respect to FATCA which may modify the operation of this withholding. The Bank, as well as relevant intermediaries such as custodians and depositary participants, are classified as financial institutions for these purposes. Given that India has entered into a Model 1 IGA with the United States for giving effect to FATCA, Indian financial institutions such as the Bank are also required to comply with FATCA, based on the terms of the IGA and relevant rules made pursuant thereto.
Under current guidance, it is not clear whether or to what extent payments on ADSs or equity shares will be considered “foreign pass thru payments” subject to FATCA withholding or the extent to which withholding on “foreign pass thru payments” will be required under the applicable IGA. However, under current guidance, even if withholding were required pursuant to FATCA with respect to payments on ADSs or equity shares, such withholding would not apply prior to two years after the date on which final regulations on this issue are published. Investors should consult their own tax advisers on how the FATCA rules may apply to payments they receive in respect of the ADSs or equity shares.
Should any withholding tax in respect of FATCA be deducted or withheld from any payments arising to any investor, neither the Bank nor any other person will pay additional amounts as a result of the deduction or withholding.

SUPERVISION AND REGULATION
The main legislation governing commercial banks in India is the Banking Regulation Act 1949 (the “Banking Regulation Act”). The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act 2013 and any other law currently in force. Other important laws include the Reserve Bank of India Act 1934, the Negotiable Instruments Act 1881, the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act 2002 (the “SARFAESI Act”) and the Bankers’ Books Evidence Act 1891. Additionally, the RBI, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to our financial statements under Indian GAAP.
RBI Regulations
Commercial banks in India are required under the Banking Regulation Act to obtain a license from the RBI to carry on banking business in India. Before granting the license, the RBI must be satisfied that certain conditions are complied with, including (i) that the bank is or will be in a position to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank are not being or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the general character of the proposed management of the bank will not be prejudicial to the public interest or the interest of its depositors; (iv) that the bank has adequate capital and earnings prospects; (v) that public interest will be served if a license is granted to the bank; (vi) that having regard to the banking facilities available in the proposed principal area of operations of the bank, the potential scope for expansion of banks already in existence in the area and other relevant factors, the grant of the license would not be prejudicial to the operation and consolidation of the banking system consistent with monetary stability and economic growth; and (vii) any other condition, the fulfillment of which would, in the opinion of the RBI, be necessary to ensure that the carrying on of banking business in India by the bank will not be prejudicial to the public interest or the interests of the depositors. The RBI can cancel the license if the bank fails to meet the above conditions or if the bank ceases to carry on banking operations in India.
Being licensed by the RBI, we are regulated and supervised by the RBI. It requires us to furnish statements, information and certain details relating to our business. The RBI has issued guidelines and for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing
and restructured assets among others. The RBI has set up a Board for Financial Supervision (“Board”), under the chairmanship of its Governor, with the primary objective of undertaking consolidated supervision of the financial sector comprised of commercial banks, financial institutions and NBFCs. This Board oversees the functioning of the Department of Banking Supervision, Department of
Non-Banking
Supervision and Financial Institutions Division of the RBI and gives directions relating to regulatory and supervisory issues.
Entry of New Banks in the Private Sector
In February 2013, the RBI released guidelines for licensing of new banks in the private sector. The key items covered under these guidelines are as follows: (i) promoters eligible to apply for banking licenses; (ii) corporate structure; (iii) minimum voting equity capital requirements for new banks; (iv) regulatory framework; (v) foreign shareholding cap; (vi) corporate governance; (vii) prudential norms; (viii) exposure norms; and (ix) business plan. The RBI has permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned non-operative
financial holding company (“NOFHC”), subject to compliance with certain specified criteria. Such a NOFHC is permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. Pursuant to these guidelines, two banks, namely IDFC First Bank and Bandhan Bank, commenced banking operations in fiscal year 2016.
In November 2014, RBI released guidelines on licensing of payments banks (“Payments Banks Guidelines”) and small finance banks (“Small Finance Banks Guidelines”) in the private sector. The objective of setting up of payments banks is to further financial inclusion by providing (i) small savings accounts and (ii) payments/remittance services to migrant labor workforce, low income households, small businesses, other unorganized sector entities and other users. Previously, payments banks were allowed to accept deposits of up to Rs. 0.1 million; recently, on April 8, 2021, the RBI enhanced the end-of-day
maximum balance limit to Rs. 0.2 million per individual customer of the respective payments bank. Payments banks are not allowed to undertake lending activities or issue credit cards. In August 2015, the RBI gave in-principle
approvals to 11 applicants to set up payments banks. The objective of setting up small finance banks (“SFBs”) is to further financial inclusion by (i) providing savings vehicles, and (ii) supplying credit to small business units, small and marginal farmers, micro and small industries, and other unorganized sector entities, through high-tech and low-cost
operations. SFBs primarily undertake basic banking activities, such as the acceptance of deposits and lending to unserved and underserved sections of society, including small business units, small and marginal farmers, micro and small industries and unorganized sector entities, with no restriction in their area of operations. The minimum paid-up
equity capital requirement for such banks is Rs. 1,000.0 million. The foreign shareholding in payments banks would be as per the FDI policy for private sector banks, as amended from time to time. In September 2015, the RBI granted
“in-principle”
approval to 10 applicants to set up SFBs. All 10 applicants received their final license.

The guidelines issued in 2014 stated that after gaining experience in dealing with SFBs, the RBI would consider
“on-tap”
licensing of these banks. Accordingly, in December 2019, the RBI released guidelines for
“on-tap”
licensing of SFBs (the “December 2019 Guidelines”). Pursuant to the December 2019 Guidelines, the minimum paid-up
voting equity capital for SFBs is Rs. 2,000.0 million, subject to a few exceptions. Further, the RBI, in its circular dated March 28, 2020, issued certain modifications to the Payments Bank Guidelines and the Small Finance Banks Guidelines to harmonize them with the December 2019 Guidelines. The December 2019 Guidelines stated that a Standing External Advisory Committee (“SEAC”) comprising eminent persons with experience in banking, financial sector and other relevant areas, will evaluate the applications and that the constituent members of the SEAC will be announced by the RBI. In March 2021, the RBI announced the constituent members of the SEAC, who will have a tenure of three years.
In August 2016, the RBI released the guidelines for
“on-tap”
licensing of universal banks in the private sector. The guidelines aim at moving from the current “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or
“on-tap”
licensing regime. Among other things, the new guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the new guidelines make the NOFHC structure non-mandatory
in the case of promoters being individuals or standalone promoting/converting entities that do not have other group entities. In 2021, a few entities had applied for “on tap” licenses pursuant to the above-mentioned guidelines. The RBI has assessed the applications and, in May 2022, released the names of the applicants which were found not suitable for being granted in-principle
approval.
In May 2016, the RBI also issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions 2016. These guidelines prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The guidelines specify the following ownership limits for shareholders based on their categorization:

(i)
In the case of individuals and
non-financial
entities (other than promoters/promoter group), 10.0 percent of the paid-up
capital. However, in the case of promoters being individuals and non-financial
entities in existing banks, the permitted promoter/promoter group shareholding shall be as prescribed under the February 2013 guidelines,
i.e.
,15.0 percent.

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

In June 2020, the RBI set up an internal working group to examine and review the extant licensing and regulatory guidelines relating to ownership and control, corporate structure of private sector banks and other related issues. The group submitted its report in October 2020, and some of the key recommendations are as follows: (i) the cap on promoters’ stakes over the course of 15 years may be raised from the current level of 15.0 percent to 26.0 percent of the paid-up
voting equity share capital of the bank; (ii) the RBI may introduce regulations in relation to the issuance of ADRs and GDRs by banks, which ensure that such issuances are not used by dominant shareholders to indirectly enhance their voting power, including mandating prior approval by the RBI before entering into agreements with depositories, requiring a provision in the depository agreement assigning no voting rights to depositories and a mechanism for disclosure of the details of the ultimate depository receipt holders so that indirect holdings can be disclosed along with direct holdings; (iii) large corporate/industrial houses may be allowed as promoters of banks only after necessary amendments to the Banking Regulations Act; (iv) NOFHCs should continue to be the preferred structure for all new licenses to be issued for Universal Banks. However, NOFHC structures should be mandatory only in cases where the individual promoters, promoting entities and converting entities have other group entities; and (v) listing requirements for small finance banks, payments banks and universal banks.
By a press release dated November 2021 (the “November 2021 Press Release”), the RBI accepted a few recommendations suggested by the internal working group to the report dated October 2020. One of the recommendations that was accepted with modifications, was the adjustment of initial capital requirements for new banks: (i) for universal banks from Rs. 5.0 billion to Rs. 10.0 billion; (ii) for SFBs from Rs. 3.0 billion to Rs. 2.0 billion; and (iii) for UCBs transiting to SFBs from Rs. 1.0 billion to Rs. 1.5 billion initial paid-up
voting equity share capital/net worth), which has to be further increased to Rs. 3.0 billion (present Rs. 2.0 billion) within five years. The amendments to the extant guidelines will be notified in due course, and all the stakeholders are to be guided by the decisions in the report.
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
On April 7, 2014, the RBI introduced a new category of NBFCs called NOFHCs and, accordingly, amended the
Non-Banking
Financial
(Non-Deposit
Accepting or Holding) Companies Prudential Norms (Reserve Bank) Directions, 2007. The RBI directions define a NOFHC as a non-deposit-taking
NBFC that holds the shares of a banking company and the shares of all other financial services companies in its group, whether regulated by RBI or by any other financial regulator, to the extent permissible under the applicable regulatory prescriptions.
Under the guidelines for
“on-tap”
licensing of universal banks in the private sector, the RBI has made the NOFHC structure non-mandatory
in the case of promoters being individuals or standalone promoting/converting entities that do not have other group entities. Under the December 2019 Guidelines, if there is an intermediate company between the promoting entity and the small finance bank, such an intermediate company should be an NOFHC. However, if the small finance bank is set up under a holding company structure without an NOFHC, such holding company is required to be registered as an NBFC-core investment company (“CIC”) with the RBI.
In a report submitted by the internal working group of the RBI in October 2020, certain recommendations were made relating to NOFHCs, including: (i) NOFHCs should continue to be the preferred structure for all new licenses to be issued for universal banks; however, NOFHC are mandatory only in cases where the individual promoters, promoting entities, and converting entities have other group entities; (ii) while banks licensed before 2013 may move to an NOFHC structure at their discretion, once the NOFHC structure attains a tax-neutral
status, all banks licensed before 2013 must move to the NOFHC structure within 5 years from announcement of tax-neutrality;
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
In the November 2021 Press Release, the RBI clarified that where the NOFHC structure is mandatory, the promoters/promoting entities should be eligible to set up a Universal Bank/Small Finance Bank.
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

•
At least 25.0 percent of the total number of “banking outlets” opened during a fiscal year must be opened in unbanked rural centers (Tier 5 and Tier 6). The definition of unbanked rural centers has been modified to mean a rural (Tier 5 and Tier 6) center that does not have a
CBS-enabled
banking outlet of a scheduled commercial bank.

•	The restriction on the number of banking outlets that may be opened in Tier 1 centers has been removed.
Appointment of Auditors
The appointment of the auditors of banks is subject to the approval of the RBI. The RBI can direct a special audit in the interest of the depositors or in the public interest. In April 2021, the RBI issued guidelines for the appointment of statutory central auditors (“SCAs”) and statutory auditors (“SAs”) of commercial banks (excluding regional rural banks (“RRBs”)) pursuant to which the commercial banks are required to receive prior approval from the RBI for the appointment of SCAs and SAs. The guidelines provide for eligibility criteria for SCAs and SAs, and also provide the number of joint auditors a bank is required to appoint based on its assets size.
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
vis-à-vis
Basel I.
In May 2012, the RBI released guidelines on implementation of Basel III capital regulations in India with effect from April 1, 2013. The RBI has also issued a master circular on “Basel III Capital Regulations”, which is updated from time to time and consolidates all relevant guidelines on Basel III. The key items covered under these guidelines include: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) graded enhancement of the total capital requirement; (iv) introduction of capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative
preference share will not be considered a part of
CET-I
capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through conversion/write-off
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
CET-I
capital is comprised of, amongst others,
paid-up
equity capital, stock surplus (share premium), reserves consisting of any statutory reserves, revaluation reserves and capital reserves. By its circular dated March 2016, the RBI has allowed banks, at their discretion, to include foreign currency translation reserves arising due to the translation of financial statements of their foreign operations in terms of Accounting Standard (“AS”) 11 as
CET-I
capital at a discount of 25.0 percent, subject to certain conditions. Further, the RBI has permitted deferred tax assets which relate to timing differences (other than those related to accumulated losses) to be recognized in the
CET-I
capital up to 10.0 percent of a bank’s
CET-I
capital, at the discretion of banks (instead of full deduction from
CET-I
capital), subject to certain terms and conditions.
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

Tier II capital consists of, amongst others, revaluation reserves at a discount of 55.0 percent, general provisions and loss reserves (allowed up to a maximum of 1.25 percent of the total credit risk-weighted assets), hybrid debt capital instruments (which combine features of both equity and debt securities) such as perpetual cumulative preference shares, redeemable non-cumulative
preference shares/redeemable cumulative preference shares and debt capital instruments (which should be fully paid up, with a fixed maturity of minimum five years and should not contain clauses that permit step-ups
or other incentives to redeem). In its circular dated March 1, 2016, the RBI has stated that revaluation reserves arising out of a change in the carrying amount of a bank’s property consequent to its revaluation may, at the discretion of the bank, be considered as
CET-I
capital. As of January 1, 2013, capital instruments which are not Basel III compliant (such as capital debt instruments with step-ups)
are being phased out in a gradual manner (at a rate of 10.0 percent per year). In April 2018, the RBI advised all banks to create an Investment Fluctuation Reserve (the “IFR”) with effect from fiscal year 2019, with a view to building up adequate reserves to protect against an increase in yields in the future. The IFR is eligible for inclusion in Tier II capital, and recently the RBI has clarified that there is no ceiling on the percentage of IFR which may be included as a part of the Tier II capital.
The Basel III capital regulations require a bank to maintain a minimum
CET-I
capital ratio of 5.5 percent, a minimum Tier I capital ratio of 7.0 percent and a capital conservation buffer of 2.5 percent of its risk-weighted assets with the minimum overall capital adequacy ratio of 9.0 percent of its risk-weighted assets. The transitional arrangements for the implementation of Basel III capital regulations in India began from April 1, 2013, and the guidelines were to be fully phased-in
and implemented as of March 31, 2019. In January 2019, the RBI has decided to defer the implementation of the last tranche of the capital conservation buffer from March 31, 2019 to March 31, 2020. In response to the
COVID-19
pandemic, the RBI has implemented the last tranche of the capital conservation buffer effective October 1, 2021. See also “
Risk Factors —The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
Risk-adjusted assets considered for determining the capital adequacy ratios are the aggregation of risk-weighted assets of credit risk, market risk and operational risk.
In respect of credit risk, the risk adjusted assets and
off-balance
sheet items considered for determining the capital adequacy ratio are the risk-weighted total of certain funded and non-funded
exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance
sheet items. The value of each item is multiplied by the relevant weight and/or conversion factor to arrive at risk-adjusted values of assets and off-balance
sheet items. Standby letters of credit and general guarantees are treated similarly to funded exposures and are subject to a 100.0 percent credit conversion factor. The credit conversion factor for certain off-balance
sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50.0 percent while that for short-term self-liquidating trade-related contingencies such as documentary credits collateralized by the underlying shipments is 20.0 percent. The credit conversion factor for other commitments like formal standby facilities and credit lines is either 20.0 percent or 50.0 percent, based on the original maturity of the facility. Differential risk weights for credit exposures linked to their external credit rating or asset class have been prescribed.
The RBI has prescribed a matrix of risk weights varying from 35.0 percent to 75.0 percent (since revised to a maximum of 50.0 percent for loans sanctioned on or after June 7, 2017) for individual housing loans based on the size of the loan and the loan-to-value
ratios. In October 2020, as a countercyclical measure, the RBI decided to rationalize the risk weights, irrespective of the amount. The risk weights for all new housing loans to be sanctioned on or after October 16, 2020 and up to March 31, 2022 would be required to be 35.0 percent for the loan to value ratio of less than and equal to 80.0 percent, and 50.0 percent for loan to value ratio of greater that 80.0 percent and less than and equal to 90.0 percent. In April 2022, this rationalization was extended to loans sanctioned up to March 31, 2023. In relation to the retail portfolio, retail claims were required to be assigned a risk-weight of 75.0 percent, except as provided otherwise by the RBI for non-performing
assets. “Low value of individual exposures” was one of the four qualifying criteria which prescribed that the maximum aggregated retail exposure to one counterparty shall not exceed the absolute threshold limit of Rs. 50.0 million. In order to reduce the cost of credit for this segment, which consists of individuals and small businesses (
i.e.
, with turnover of up to Rs. 500.0 million), and also to harmonize the maximum exposure limit with the existing RBI regulations on the Basel III framework, the RBI increased threshold limit for aggregated retail exposure to a counterparty to Rs. 75.0 million from October 12, 2020. The risk weight of 75.0 percent would apply to all fresh exposures and also to existing exposures where incremental exposure may be taken by the banks up to the revised limit of Rs. 75.0 million. Consumer credit, including personal loans, but excluding credit card receivables, carry a risk weight of 100.0 percent or higher corresponding to the rating of the exposure, or lack of such rating. The risk weight for capital markets exposure and credit card receivables is 125.0 percent, or higher corresponding to the rating of the exposure, or lack of such rating. Exposure to venture capital funds are risk-weighted at 150.0 percent. Other loans/credit exposures are risk-weighted based on their ratings or turnover. The RBI has also prescribed detailed guidelines for the capital treatment of securitisation exposures. The RBI requires banks in India to compute the capital requirements for operational risk under the “Basic Indicator Approach”. Under this approach, banks must hold capital for operational risk equal to the average over the previous three years of a fixed percentage of positive annual gross income. The BCBS has set this percentage at 15.0 percent, which has been followed by the RBI.
Banks are required to maintain a capital charge for market risks on their trading books in respect of securities included under the held-for-trading
and
available-for-sale
categories, open gold position, open foreign exchange position limits, trading positions in derivatives and derivatives entered into for hedging trading book exposures. With effect from fiscal year 2015, banks are also required to quantify incurred credit valuation adjustment losses and standard credit valuation adjustment capital charge on their derivatives portfolio.

The minimum Common Equity Tier 1 capital of 5.5 percent of risk-weighted assets is required to be maintained by the banks along with a capital conservation buffer (“CCB”) of 2.5 percent of risk-weighted assets, in the form of Common Equity Tier 1 capital. In its press release from January 2022, the RBI confirmed that the Bank continues to be a domestic systemically important bank
(“D-SIB”)
with an additional
CET-I
requirement of 0.2 percent. The capital requirement, including the CCB and the additional requirement, is 11.7 percent. In September 2014, the RBI reviewed its guidelines on Basel III capital regulations with a view to facilitate issuance of non-equity
regulatory capital instruments by banks under Basel III framework. Accordingly, certain specific eligibility criteria of such instruments were amended. These amendments were also intended to incentivize investors and to increase the investor base.
In December 2021, the RBI released draft master directions on minimum capital requirements for operational risk. The directions propose all the existing approaches,
i.e.
, the basic indicator approach, the standardized approach/alternative standardized approach and the advanced measurement approach for measuring minimum operational risk capital requirements, with the new standardized approach being in line with Basel III. The directions are expected to become effective on April 1, 2023 and will be applicable to all commercial banks excluding local area banks, payments banks, RRBs and SFBs.
In December 2021, the RBI has given general permission to banks (other than foreign banks, SFBs, payment banks and RRBs), which meet the regulatory capital requirements, to contribute capital to overseas branches and subsidiaries, retain profits in them and repatriate/transfer profits therefrom with the approval of their respective board of directors, but without having to obtain prior approval from the RBI.
Domestic Systemically Important Banks
In July 2014, the RBI released a framework for dealing with
D-SIBs.
The
D-SIB
framework requires that the RBI disclose the names of banks designated as
D-SIBs.
Banks identified as systemically important based on their size, interconnectedness in the financial system, complexity and lack of readily available substitutes or financial infrastructure would be required to maintain additional
CET-I
capital ranging from 0.2 percent to 1.0 percent of risk-weighted assets
(“RWAs”). D-SIBs
may implement the increased capital requirement in a phased manner from April 2016 to April 2019. Our Bank has been classified as a domestic systemically important bank by the RBI during fiscal year 2018. The higher capital requirements under the bucketing structure, as provided in the
D-SIB
Framework, in the form of additional
CET-I,
were phased in beginning on April 1, 2018, and became fully effective from April 1, 2019. The RBI, in its circular dated June 28, 2019, reduced the minimum leverage ratio from 4.5 percent to 4.0 percent for
D-SIBs
and 3.5 percent for other banks, with effect from October 1, 2019. In its press release dated January 2022, the RBI has confirmed that the Bank continues to be a
D-SIB
with an additional
CET-I
requirement of 0.2 percent (making the Bank’s aggregate capital requirement 11.7 percent).
Countercyclical Capital Buffer
In February 2015, the RBI released guidelines for implementation of Countercyclical Capital Buffer (“CCCB”). The CCCB regime requires banks to build up a buffer of capital in good times which may be used to maintain flow of credit to the real sector in difficult times. It also achieves the broader macro-prudential goal of restricting the banking sector from indiscriminate lending in the periods of excess credit growth that have often been associated with the building up of system-wide risk. While the framework for CCCB has taken effect, the activation of CCCB will take place when notified by the RBI. Some of the key points mentioned in the guidelines are as follows: (i) CCCB may be maintained in the form of CET I capital or other fully loss absorbing capital only, and the amount of the CCCB may vary from 0.0 percent to 2.5 percent of total risk-weighted assets of the banks; (ii) the CCCB decision would normally be pre-announced
with a lead time of four quarters; however, depending on the CCCB indicators, the banks may be advised to build up the requisite buffer in a shorter time period; and (iii) banks will be subject to restrictions on discretionary distributions (including dividend payments, share buybacks and staff bonus payments) if they do not meet the requirement on CCCB. The RBI has not activated the CCCB yet and in its notification dated April 5, 2022, has stated that it is not necessary to activate CCCB at this point in time.
Loan Loss Provisions and
Non-Performing
Assets
The RBI has issued guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. Whereas our consolidated financial statements are prepared in accordance with U.S. GAAP, loan loss provision is made in accordance with ASC 326 and ASC 450 and as described under “
Management’s Discussion and Analysis of Financial Condition and Results of Operations
” and under Note 2i “
Summary of Significant Accounting Policies—Allowance for credit losses
” to our consolidated financial statements. The principal features of the RBI guidelines are set forth below. It should be noted that in light of the impact of the
COVID-19
pandemic, the RBI relaxed certain requirements including in relation to asset classification, provisioning and restructuring of loans. See also “
—
COVID-19
Regulatory Package
” below.

Non-Performing
Assets
An asset, including a leased asset, becomes
non-performing
when it ceases to generate income for the bank.
The RBI guidelines stipulate the criteria for determining and classifying a non-performing
asset (“NPA”). An NPA is a loan or an advance where:

•	interest and/or an installment of principal remain overdue (as defined below) for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order”(as defined below) in respect of an overdraft (“OD”) or cash credit (“CC”) for more than 90 days;

•	the bill remains overdue for a period of more than 90 days in the case of bills purchased and discounted;

•	the installment of principal or interest thereon remains overdue for two crop seasons for short-duration crops;

•	the installment of principal or interest thereon remains overdue for one crop season for long-duration crops;

•
the amount of a liquidity facility remains outstanding for more than 90 days, in respect of securitisation transactions undertaken in accordance with the RBI (Securitisation of Standard Assets) Directions, 2021; or

•
in respect of derivative transactions, the overdue receivables representing the positive mark-to-market
value of a derivative contract, if remain unpaid for a period of 90 days from the specified due date for payment.

Effective March 31, 2022, the RBI has directed that banks should classify an account as an NPA only if the interest imposed at specified rests remains overdue for more than 90 days.
“Overdue”
Any amount due to the Bank under any credit facility is “overdue” if it is not paid on the due date fixed by the Bank. Borrower accounts shall be flagged as overdue by the banks as part of their day-end
processes for the due date, irrespective of the time when such processes are run. In November 2021 the RBI has clarified that the exact dates for repayment of the loan, the frequency of payment, the breakup between principal and interest and examples of SMA/NPA classification, etc. shall be specified in the loan agreement and that the borrower shall be apprised of the same at the time of loan sanction and also at the time of any subsequent changes to the sanction terms/loan agreement until full repayment of the loan. For new loans, these rules shall be complied with at the earliest, but not later than December 31, 2021; for existing loans, compliance with the rules shall be ensured at the time of review/renewal.
“Out-of-Order”
Status
An OD/CC account is treated as
“out-of-order”
if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power for 90 days. In circumstances where the outstanding balance in the CC/OD account is less than the sanctioned limit/drawing power, but (i) there are no credits continuously for a period of 90 days; or (ii) the credits are not sufficient to cover the interest debited during the previous
90-day-period
(including the day for which the day end process is being run), these accounts should be treated as
“out-of-order”.
The definition of “out of order” shall be applicable to all loan products being offered as an overdraft facility, including those which are not meant for business purposes or which have no credits other than interest repayments.
Asset Classification
Banks are required to classify NPAs into the following three categories based on the period for which the asset has remained non-performing
and the realizability of the dues:
Sub-standard
Assets
: Assets that are
non-performing
for a period less than or equal to 12 months. Such an asset has well-defined credit weaknesses that jeopardize the liquidation of the debt and is characterized by the distinct possibility that the Bank will sustain some loss if deficiencies are not corrected.

Doubtful Assets
: An asset will be classified as doubtful if it remains in the substandard category for a period of 12 months. A loan classified as doubtful has all the weaknesses inherent in assets that are classified as sub-standard,
with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.
Loss Assets
: Assets on which losses have been identified by the Bank or internal or external auditors or on inspection by the RBI, but the amount of which has not been written off fully. Such an asset is considered uncollectable and of such little value that its continuance as a bankable asset is not warranted, although there may be some salvage or recovery value.
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
In case of a restructuring, accounts classified as “standard” shall be immediately downgraded to non-performing
assets (“NPAs”),
i.e.
“sub-standard”.
Upon restructuring, NPAs continue to have the same asset classification as prior to restructuring. In addition, the RBI has specified guidelines regarding the upgrade of the asset classification.
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
Resolution of Stressed Assets
In April 2022, the RBI has issued the master circular on prudential norms on income recognition, asset classification and provisioning pertaining to advances, which consolidated the Reserve Bank of India (Prudential Framework for Resolution of Stressed Assets) Directions, 2019. In 2019, the RBI has replaced the erstwhile framework for the resolution of stressed assets (including the framework for revitalizing distressed assets, the joint lenders forum mechanism, strategic debt restructuring, and the scheme of sustainable structuring of stressed assets).
As per the existing guidelines, the lenders must recognize developing stress in loan accounts, immediately on default. Lenders must put in place policies approved by their board of directors for the resolution of stressed assets, including the timelines for such resolution, and they are expected to implement the resolution plan before default occurs. If a default occurs, lenders have a review period of 30 days within which their resolution strategy must be decided. The RBI guidelines provide the timelines within which the banks are required to implement the resolution plan, depending on the aggregate exposure of the borrower to the lender. For large accounts with the aggregate exposure of the lenders being Rs. 20 billion or more, the RBI has specified that the resolution plan must be implemented within 180 days from the end of the review period. If implementation of the resolution plan is delayed, lenders are required to make an additional provision of 20.0 percent of the total outstanding in addition to any provisions already made and those provisions required to be made as per the asset classification status of the borrower, subject to a total provision of 100.0 percent of the total amount outstanding. Lenders are required to make appropriate disclosures of implemented resolution plans in their financial statements under “Notes on Accounts”.

The RBI has also directed lenders to recognise incipient stress in loan accounts, immediately on default, by classifying such assets as special mention accounts (“SMA”). The duration for which the principal or interest is overdue (
i.e.
,
30-90
days) determines the relevant
sub-category.
The instructions on SMA classification of borrower accounts are applicable to all loans, except for agricultural advances governed by crop season-based asset classification norms; loans classified as NPAs may be upgraded as “standard assets” only after the arrears of interest and principal have been paid by the borrower in full.
As a result of the impact of the
COVID-19
pandemic, the RBI through its circulars from August 2020 and September 2020 issued certain guidelines in relation to the resolution of distressed assets, with the intent to facilitate the revival of real sector activities and mitigate the impact on the ultimate borrowers. The RBI provided a window under the prudential framework described above to enable lenders to implement a resolution plan in respect of (i) eligible corporate exposures without a change in ownership and (ii) personal loans, while classifying such exposures as “standard”, subject to specified conditions. The lending institutions are permitted to provide resolution under such a facility only to borrowers who are experiencing financial distress as a result of
COVID-19.
The RBI also provided specific thresholds (ceilings or floors, as the case may be) for certain key ratios that should be considered by the lending institutions in the resolution assumptions with respect to an eligible borrower. In May 2021, on account of the resurgence of the
COVID-19
pandemic in India, the RBI issued an additional set of measures broadly in line with the circulars referred to above. The RBI permitted lending institutions to offer a limited window to individual borrowers and small businesses to implement resolution plans in respect of their credit exposures while classifying the same as “standard” upon implementation of the resolution plan, subject to certain specified conditions. In respect of individuals which have availed themselves of business loans and small businesses where resolution plans had been implemented under the guidelines set out in the circular from August 2020 described above, lending institutions are permitted until September 30, 2021, as a one-time
measure, to review the working capital sanctioned limits and/or drawing power based on a number of factors, including a reassessment of the borrower’s working capital cycle, a reduction in the borrower’s margins, without such review being treated as restructuring. By March 31, 2022, the margins and working capital limits will be restored to the levels set by the resolution plan implemented under the circular from August 2020. The circular also lists the disclosure requirements for the lending institutions with respect to the resolution plans implemented. In June 2021, the threshold for eligible borrowers who may be considered for resolution under the framework as determined under the May 2021 circular was raised from Rs. 250.0 million to Rs. 500.0 million. In August 2020, May 2021 and June 2021, the RBI also issued guidelines for the restructuring of existing loans to micro, small and medium enterprises classified as “standard”, without a downgrade in the asset classification, subject to certain conditions.
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
Provisioning and Write-Offs
Provisions are based on guidelines specific to the classification of assets. The following guidelines apply to various asset classifications:
Standard Assets
Banks are required to make general provisions for standard assets at the rates mentioned in the guidelines calculated based on the loan amount funded and outstanding on a global loan portfolio basis. The provisioning requirement for housing loans at teaser rates is 2.0 percent and will reduce to 0.40 percent after one year from the date on which the teaser rates are reset at higher rates if the accounts remain standard. In November 2012, the RBI increased the provisioning requirement for restructured standard assets from 2.0 percent to 2.75 percent. In May 2013, the RBI increased the provisioning requirement for all types of accounts restructured to 5.0 percent with effect from June 1, 2013. For the stock of restructured standard accounts as of May 31, 2013, this increase was required to be implemented in a phased manner by March 31, 2016. The provisioning requirements for other loans range from 0.25 percent to 1.0 percent on the outstanding loans based on the type of exposure. Derivative exposures, such as credit exposures computed as per the current marked-to-market
value of the contract arising on account of the interest rate and foreign exchange derivative transactions and gold are subject to the same provisioning requirement applicable to the loan assets in the standard category of the concerned counterparties. All conditions applicable for the treatment of the provisions for standard assets would also apply to the aforesaid provisions for derivatives and gold exposures.
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
The RBI has encouraged banks to make provisions at higher rates in respect of advances to stressed sectors of the economy, and advised the banks to (i) put in place a Board-approved policy for making provisions for standard assets at rates higher than the regulatory minimum based on evaluation of risk and stress in various sectors; and (ii) review, at least on a quarterly basis, the performance of various sectors of the economy, to which the bank has an exposure, to evaluate the present and emerging risks and stress therein. The review may include quantitative and qualitative aspects as well as sector specific parameters.

Sub-Standard
Assets
A general provision of 15.0 percent on total outstanding loans is required without making any allowance for the Export Credit Guarantee Corporation of India guarantee cover and securities available. The unsecured exposures which are identified as sub-standard
are subject to an additional provision of 10.0 percent,
i.e.
, a total of 25.0 percent on the outstanding balance. However, unsecured loans classified as sub-standard
in relation to infrastructure lending, where certain safeguards such as escrow accounts are available, are subject to an additional provision of only 5.0 percent (
i.e.
, a total of 20.0 percent on the outstanding balance).
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
Provisioning Coverage Ratio
With a view to ensuring counter-cyclical provisioning in the banking system, the RBI mandated that banks should augment their provisioning cushions consisting of specific provisions against NPAs as well as floating provisions (to the extent not used at Tier II capital) and ensure that their total Provisioning Coverage Ratio (“PCR”), including the above floating provisions, is not less than 70.0 percent as of September 30, 2010. Under the current regime (i) the PCR of 70.0 percent may be computed with reference to the gross NPA position in the relevant banks as of September 30, 2010; (ii) the surplus of the provision under PCR over the amount required by the guidelines would be treated as a “countercyclical provisioning buffer”; and (iii) banks may utilize up to a prescribed percentage of the countercyclical provisioning buffer/floating provisions held by them for making specific provisions for NPAs during periods of system-wide downturn, with prior approval of the RBI. The RBI released a discussion paper on the dynamic loan loss provisioning framework in March 30, 2012. The framework proposes to replace the existing standards of general provisioning and recommends that banks make provisions on their loan book based on historical loss experience for different asset classes. Banks can draw down from dynamic provisions during periods of downturn. The RBI has advised that the dynamic provision framework is expected to be in place with improvement in the system.

COVID-19
Regulatory Package
In view of the impact of the
COVID-19
pandemic, the RBI has relaxed certain requirements, including in relation to asset classification, provisioning and the restructuring of loans. The below is a summary of the material regulations included in the
COVID-19
regulatory package:

(i)	Rescheduling of payments:

•
In respect of all term loans (including agricultural term loans, retail and crop loans), all commercial banks (including RRBs, SFBs and local area banks), co-operative
banks,
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
Based on an announcement by the Government, the RBI in October 2020 directed Indian banks and certain other lending institutions to implement an ex-gratia
interest payment scheme, under which certain loans, including home, auto, education, consumer durable, personal and Ministry of Micro, Small & Medium Enterprise loans, in an amount up to Rs. 20.0 million incurred before February 29, 2020 were not to be charged compound interest for the moratorium period between March 1, 2020 and August 31, 2020 and instead would only be charged simple interest. Lending institutions, including the Bank, were required to credit back to the borrower the difference between the simple interest and compound interest during the moratorium period on or before November 5, 2020. Subsequently, the lending institutions could claim reimbursement from the Government.
In addition to the
ex-gratia
interest payment scheme described above, in its circular from April 2021, the RBI directed all the relevant lending institutions to immediately put in place a board-approved policy to refund/adjust the “interest on interest” charged to the borrowers during the moratorium period (
i.e.
, March 1, 2020 to August 31, 2020) in conformity with a judgment of the Indian Supreme Court. This relief would be available to all borrowers, including those who had availed themselves of working capital facilities during the moratorium period between March 1, 2020 and August 31, 2020, irrespective of whether such borrowers had fully, partially or not at all availed themselves of the moratorium.

(ii)	Asset classification and provisioning:

•
For the purpose of asset classification, all accounts classified as “standard” as on February 29, 2020 even if overdue, the moratorium period, wherever granted, was to be excluded by the lending institutions from the number of days past due.

•
In respect of working capital facilities sanctioned in the form of CC/OD, the deferment period, wherever granted in respect of all facilities classified as “standard”, including special mention accounts (“SMAs”), which are accounts that have the potential to become NPAs or stressed assets, as on February 29, 2020, were to be excluded for the determination of the out-of-order
status.

•
The conversion of accumulated interest into a FITL and the changes in the credit terms permitted to borrowers outlined under “
Rescheduling of payments
” above would not be treated as concessions granted due to financial difficulty of the borrower for the purposes of the prudential norms. Consequently, such a measure, by itself, would not result in an asset classification downgrade.

•
The rescheduling of payments, including interest, would not qualify as a default for the purposes of supervisory reporting and reporting to credit information companies (“CICs”) by the lending institutions. CICs must ensure that permitted actions taken by lending institutions as a consequence of the
COVID-19
pandemic would not adversely impact the credit history of the borrowers.

•
In accordance with the provisions described above, with respect to accounts classified as “standard”, but which have become overdue, and where the asset classification benefit has been extended, lending institutions were required to make general provisions equaling not less than 10.0 percent of the total outstanding value of such accounts. Such provisions were to be phased in over the course of two financial quarters as described below:

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
180-day
period was originally set to expire.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies (“ARCs”)
The SARFAESI Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The RBI has also issued guidelines to banks on the process to be followed for the sale of financial assets to asset reconstruction companies. These guidelines provide that a Bank may sell financial assets to an asset reconstruction company provided the asset is an NPA. A bank could also sell a standard asset only if (i) the asset is under consortium or multiple banking arrangement; (ii) at least 75.0 percent by value of the asset is classified as non-performing
in the books of other banks and financial institutions; and (iii) at least 75.0 percent by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale of the asset to a securitisation company or a reconstruction company. Banks selling financial assets must ensure that there is no known liability being transferred to them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks cannot sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0 percent, by value of the banks or financial institutions, accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash or bonds/debentures issued by the asset reconstruction company or trusts set up by it to acquire financial assets. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.
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
In April 2021, the RBI set up a committee to undertake a comprehensive review of the existing legal and regulatory framework applicable to ARCs and recommend measures to improve the effectiveness of ARCs, in particular the role of ARCs in the resolution of distressed assets, including under the Insolvency and Bankruptcy Code 2016. In September 2021, the committee submitted its report, which had recommendations primarily related to acquisition, securitisation and reconstruction of financial assets and liquidity and trading of security receipts. Further recommendations were concerned with governance and transparency, minimum net owned fund requirements, legal topics and taxation topics.

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
Further, to incentivize the early sale of NPAs to securitisation companies and reconstruction companies, banks are allowed to spread over any shortfall, if the sale value is lower than the net book value, over a period of two years for NPAs sold up to March 31, 2016. In its circular of June 2016, the RBI has further extended the dispensation of amortizing the shortfall on the sale of NPAs to securitisation companies and reconstruction companies to March 31, 2017. However, in respect of NPAs sold during the period from April 1, 2016 to March 31, 2017, banks may amortize the shortfall over a period of only four quarters from the quarter in which the sale took place.
Guidelines on Sale of Standard Assets
The RBI first issued guidelines for the securitisation of standard assets in February 2006. The guidelines provide that for a transaction to be treated as a securitisation, a two-stage
process must be followed. In the first stage there must be a sale of a single asset or pooling and transferring of assets to a bankruptcy remote special purpose vehicle (“SPV”) in return for immediate cash payment and in the second stage repackaging and selling the security interests representing claims on incoming cash flows from the asset or pool of assets to third-party investors should be effected. Further, for enabling the transferred assets to be removed from the balance sheet of the seller in a securitisation structure, the isolation of assets or “true sale” from the seller or originator to the SPV is an essential prerequisite. Also, an arm’s-length
relationship must be maintained between the originator, the seller and the SPV.
Certain regulatory standards for capital adequacy, valuation, profit and loss on sale of assets, income recognition and provisioning, accounting treatment for securitisation transactions and disclosure standards have been prescribed. The guidelines are applicable for originators and have prescribed provisions for service providers like: credit enhancers, liquidity support providers and underwriters and investors. Quarterly reporting to the audit sub-committee
of the board of directors by originating banks of the securitisation transactions has also been prescribed. Apart from banks, these guidelines are also applicable to financial institutions and NBFCs.
In May 2012, the RBI revised the guidelines on transfer of assets through securitisation and direct assignment of cash flows. These guidelines govern the securitisation of debt obligations of a homogenous pool of obligors as well as the direct sale or transfer of a single standard asset. The roles of both the selling and purchasing banks have been defined more clearly. All on-balance
sheet standard assets except those expressly disallowed in the guidelines are eligible for securitisation subject to being held by the originating bank for a minimum holding period. The guidelines also prescribe a minimum retention requirement,
i.e.
, the minimum part of the securitized debts that the originator is required to retain during the term of securitisation. Overseas banking outlets of Indian banks cannot undertake securitisation in other jurisdictions unless there is a minimum retention requirement in that jurisdiction. These requirements have been established to ensure that the originator exercises due diligence with regard to the securitized assets. The guidelines also establish the upper limit on the total retained exposure of the originator, the disclosures to be made by the originators, applicability of capital adequacy and asset classification and provisioning norms to these transactions. The norms also stipulate stress testing and extensive monitoring requirements on the purchased portfolios. Transactions which do not meet the requirements established by the guidelines will be assigned very high-risk weights under capital adequacy norms. The guidelines on transfer of assets through securitisation and direct assignment of cash flows do not apply to:

•	transfer of loan accounts of borrowers by a bank to other banks, financial institutions or NBFCs, at the request of the borrower;

•	inter-bank participations;

•	trading in bonds;

•	sale of the entire portfolio of assets consequent upon a decision to exit the line of business completely (which should have the approval of the board of directors of the bank);

•	consortium and syndication arrangements and arrangement under a corporate debt restructuring mechanism; and

•	any other arrangements/transactions specifically exempted by the RBI.

In June 2020, the RBI released the drafts of a framework for the securitisation of standard assets and for the sale of loan exposures. The framework proposes to revisit the guidelines for the sale of both standard and distressed loan exposures, and will apply to all scheduled commercial banks and NBFCs (including housing finance companies).
In September 2021, the RBI issued master directions on securitisation of standard assets and sale of loan exposures. These guidelines are applicable to all banks, financial institutions, SFBs and NBFCs. The aim of the revised guidelines was to develop a strong and robust securitisation market in India, while incentivizing simpler securitisation structures, and to align the regulatory framework with the Basel guidelines on securitization, which have become effective January 1, 2018, and the IFRS requirements. Among other things, the guidelines prescribe minimum retention requirements (“MRR”) based on the maturity of the underlying loan assets and different average maturities for residential mortgage-backed securities (“RMBS”). The guidelines also prescribe conditions for the transfer of loan assets.
Salient features of the securitisation of standard assets are as follows: (i) transactions that result in the issuance of multiple tranches of securities reflecting different credit risks will be treated as securitisation transactions and accordingly covered under the securitisation guidelines; (ii) a securitisation external ratings-based approach has been introduced for calculation of risk weighted assets for credit risk of securitisation exposures. For unrated securitisation exposures, the lender shall maintain capital charge equal to the actual exposure. A differential credit risk has been prescribed for securitisations under the ‘standardised approach’; (iii) a special form of securitization, called the “simple, transparent and comparable securitization” (“STC”), has been prescribed with clearly defined criteria and preferential capital treatment; (iv) the definition of securitization has been modified to allow single-asset securitisations; (v) securitisation of exposures purchased from other lenders has been allowed; (vi) carve-outs for RMBS in prescriptions regarding minimum holding periods (“MHP”), MRR and reset of credit enhancements have been introduced; and (vi) criteria for transfers of credit risk have been prescribed, which if met will exempt the originator from maintaining capital against the exposures so transferred.
Salient features of the sale of loan exposures (in contrast to the existing guidelines) are as follows: (i) the sale of standard assets may be made by assignment, novation or loan participation contracts (either funded participation or risk participation), whereas the sale of stressed assets may be made by assignment or novation only; (ii) direct assignment transactions shall be classified as a special form in these guidelines; (iii) the requirement of MRR for sale of loans has been abolished; (iv) the price discovery process has been deregulated to follow the lenders’ policy; (v) stressed assets may be sold to any entity that is permitted to take on loan exposures by its statutory or regulatory framework; and (vi) some of the existing conditions for the sale of NPAs have been consolidated and standardized.
Regulations Relating to Making Loans
The provisions of the Banking Regulation Act govern loans made by banks in India. The RBI issues directions covering the loan activities of banks. Major guidelines include norms for bank lending to the priority sector, non-bank
financial companies, guidelines on banks’ benchmark lending rates, base rates and norms for loans against shares.
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
In December 2015, the RBI issued revised guidelines on computing interest rates on advances based on the marginal cost of funds. The revised guidelines were issued with a view to improving the transmission of policy rates into bank lending rates, improving transparency in the methodology followed by banks for determining interest rates on advances, and ensuring the availability of bank credit at interest rates which are fair to the borrowers as well as the banks. The guidelines came into effect from April 1, 2016. Pursuant to the revised guidelines, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016, will be priced with reference to the marginal cost of funds-based lending rate system (“MCLR”). Actual lending rates will be determined by adding the components of spread to the MCLR. Banks will review and publish their MCLR of different maturities every month on a pre-announced
date. The guidelines provide that existing loans and credit limits linked to the Base Rate may continue until repayment or renewal. Certain types of loans, including fixed rate loans with tenor over three years and loans linked to a market-determined external benchmark, are exempt from provisions of MCLR. The existing borrowers will have the option to move to MCLR-linked loans at mutually acceptable terms.
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
Directed Lending
Priority Sector Lending
The guidelines on lending to the priority sector are set forth in the RBI Master Directions on Priority Sector Lending—Targets and Classification as updated from time to time. The priority sector is broadly comprised of agriculture, micro, small and medium enterprises (“MSMEs”), export credit, education, housing, social infrastructure, renewable energy, and others subject to certain limits.
The priority sector lending targets are linked to the adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance
sheet exposures (“CEOBE”), whichever is higher, as on the corresponding date of the previous year. Domestic banks and foreign banks having 20 or more branches in India, are required to achieve total priority sector lending equivalent to 40.0 percent of their ANBC or CEOBE, whichever is higher. Of the total priority sector advances, agricultural advances are required to be 18.0 percent of ANBC or CEOBE, whichever is higher. Advances to weaker sections are required to be 11.0 percent of ANBC or CEOBE, whichever is higher. Within the 18.0 percent target for agriculture, a target of 9.0 percent of ANBC or CEOBE, whichever is higher, is prescribed for small and marginal farmers. The targets for small and marginal farmers, and weaker sectors will be implemented in a phased manner through fiscal year 2024. Banks have also been directed to ensure that their overall direct lending to non-corporate
farmers does not fall below the system-wide average of the achievements over the last three years (which will be notified by the RBI at the beginning of each year; the percentage applicable to fiscal year 2022 was 12.73 percent). The banks should continue to undertake all efforts to reach the level of 13.5 percent of ANBC (which was the erstwhile target for direct lending to the agriculture sector). The target for micro enterprises is set at 7.5 percent.
Loans to individuals up to Rs. 3.5 million in metropolitan centers (with populations of 1.0 million or more) and loans up to Rs. 2.5 million in other centers for the purchase or construction of a dwelling unit per family (provided the overall cost of the dwelling unit in the metropolitan center and at other centers does not exceed Rs. 4.5 million and Rs. 3.0 million, respectively), excluding loans granted by banks to their own employees, are to be treated as part of priority sector lending. Loans to individual borrowers for educational purposes, including vocational courses up to Rs. 2.0 million, are also to be treated as part of priority sector lending. Investments by banks in securitized assets and outright purchases of loans representing loans to various categories of the priority sector (except “others”) are eligible for classification under the priority sector only if certain criteria are fulfilled.
Bank loans up to a limit of Rs. 50.0 million per borrower for building social infrastructure for activities, namely schools, drinking water facilities and sanitation facilities and loans up to a limit of Rs. 100.0 million per borrower for building health care facilities including under “Ayushman Bharat” in certain eligible centers as prescribed by the RBI are treated as priority sector lending. Further, Bank loans up to a limit of Rs. 300.0 million to borrowers for purposes like solar-based power generators, biomass-based power generators, windmills, micro-hydel plants and for non-conventional
energy-based public utilities like street lighting systems, and remote village electrification are also treated as priority sector lending.

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
of priority sector targets and
sub-targets
is taken into account by the RBI when granting regulatory clearances and approvals for various purposes. While computing priority sector achievement, a simple average of all quarters will be arrived at and considered for computation of overall shortfall/excess at the end of the year. Beginning in fiscal year 2022, the RBI assigns weightages to incremental priority sector credit in identified districts. A higher weight (125 percent) will be assigned in the identified districts where the credit flow is comparatively lower and a lower weight (90 percent) will be assigned in the identified districts where the credit flow is comparatively higher. This will be valid for up to fiscal year 2024 and will be reviewed thereafter. The districts not further specified will continue to have an existing weightage of 100 percent. Adjustments for weights to incremental PSL credit by the RBI are pending.
In fiscal year 2021, the Government of India excluded retail and wholesale traders from the MSME definition. This had adversely impacted the Bank’s PSL achievement for fiscal year 2021. Based on representations made by various industry bodies for reinstatement of this segment, the Government of India reinstated retail and wholesale traders as MSME for priority sector lending in July 2021. Thereafter, the RBI accepted the Bank’s revised filing of PSL achievement for fiscal year 2021 including the lending to the retail and wholesale trader segments. The revised achievement was as follows: Total PSL achievement stood at 39.9 percent, lending to micro enterprises at 7.5 percent and advances to sections identified as “weaker” by the RBI at 4.3 percent.
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
The RBI has permitted bank loans to registered NBFCs (other than MFIs) for on-lending
purposes to be classified as priority sector loans, within the relevant categories as outlined above, subject to the condition that a bank’s loans to registered NBFCs (other than MFIs) and HFCs for on-lending
purposes will only be permitted up to an overall limit of 5.0 percent of an individual bank’s total priority sector lending. The RBI clarified that a bank’s loan for on-lending
will continue to be classified under the priority sector until the date of their repayment or maturity. The RBI also clarified that bank loans made to HFCs for on-lending
for the purpose of housing will continue on an
on-going
basis. Furthermore, existing loans disbursed under the
on-lending
model will continue to be classified under the applicable priority sector until the date of repayment/maturity.
Previously, lending by SFBs to Micro-Finance Institutions (“MFIs”) for on-lending
did not fall under the priority sector lending classification. Due to the
COVID-19
pandemic and to address the liquidity position of smaller MFIs, the RBI decided to permit new credit extended by SFBs to registered NBFC-MFIs and other MFIs (including, among others, societies and trusts), which are members of
RBI-recognized
“Self-Regulatory Organizations” of the sector and which have a “gross loan portfolio” of up to Rs. 5,000.0 million as of March 31 of the previous fiscal year, for the purpose of on-lending
to the priority sector, to be classified as PSL. Such credit will be permitted to be classified as up to 10.0 percent of a bank’s total priority sector portfolio. This dispensation was valid until March 31, 2022. Such loans disbursed, were to be classified as PSL until the earlier date of the repayment or maturity. In May 2022, the RBI extended this dispensation and allowed this classification on an
on-going
basis for eligible entities with a ‘gross loan portfolio’ of up to Rs. 5,000.0 million as of March 31 of the previous fiscal year.

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
Lending to Infrastructure Sector and Affordable Housing Sector
In order to allow banks to provide long-term funds for project loans to the infrastructure sector and the affordable housing sector, the RBI, in July 2014, issued guidelines for the issuance of long-term bonds by banks for financing infrastructure sector loans and lending to the affordable housing sector. Under these guidelines, banks are permitted to issue long-term fully paid, redeemable and unsecured bonds with a minimum maturity of seven years to enable lending to long-term projects in certain specified infrastructure sub-sectors
and the affordable housing sector as prescribed in the guidelines. To encourage lending to these sectors, these long-term bonds are not subject to cash reserve ratio (“CRR”) or statutory liquidity ratio (“SLR”) requirements. These bonds are also not included in the computation of ANBC for the purposes of priority sector lending targets subject to the guidelines. However, any infrastructure or affordable housing loans acquired from other banks and financial institutions (such as those that could be involved in a business combination with the Bank) will require the prior approval of the RBI to avail themselves of these regulatory incentives.
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
Exposures (both lending and investment, including
off-balance
sheet exposures) of a bank to a single NBFC, NBFC-Asset Financing Company (“AFC”), or NBFC-Infrastructure Finance Company (“IFC”) should not exceed 10.0 percent, 15.0 percent and 15.0 percent, respectively, of a bank’s capital funds. A bank may, however, assume exposures on a single NBFC,
NBFC-AFC,
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
In August 2016, the RBI has issued a circular imposing certain restrictions on lending by banks to large borrowers. The circular aims to mitigate the risk posed to the banking system by large loans to single corporate borrowers, and also encourage large corporates with borrowings from the banking system above a cut-off
level to tap the market for their working capital and term loan needs. As per the circular, which is effective April 1, 2017, banks are required to keep exposures to specified borrowers within a normally permitted lending limit (“NPLL”) specified in the circular from the fiscal year succeeding that in which the borrower is identified as a specified borrower. For incremental exposures in excess of the NPLL, banks are required to maintain an additional provision of 3.0 percent on such excess. Additional risk weight of 75.0 percent over and above the applicable risk weight for the exposure to the specified borrower is also required to be maintained by the Bank in case of any incremental exposure. The guidelines define “specified borrowers” as having an aggregate fund-based credit limit (as described in the circular) of over Rs. 250.0 billion at any time during fiscal year 2018; Rs. 150.0 billion at any time during fiscal year 2019; and Rs. 100.0 billion at any time from April 1, 2019, onwards.
In December 2018, the RBI issued guidelines in relation to bank credit to large borrowers. The guidelines state that borrowers having a fund-based working capital limit of Rs. 1,500.0 million and above from the banking system, will need to have a loan component of at least 40.0 percent. Accordingly, for such borrowers drawings up to 40.0 percent of the total fund-based working capital limits shall only be allowed from the loan component, and drawings in excess of this may be allowed as a cash credit facility. These guidelines became effective on April 1, 2019, and with effect from July 1, 2019, the mandatory loan component was revised to 60.0 percent. The RBI also specified that with effect from April 1, 2019, the undrawn portion of cash credit/overdraft limits sanctioned to large borrowers, irrespective of whether unconditionally cancellable or not, will be subject to a credit conversion factor of 20.0 percent.
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
In terms of the Large Exposure Framework, banks’ exposures to a single NBFC are restricted to 15.0 percent of their available eligible capital base, while the general single counterparty exposure limit is 20.0 percent, which can be extended to 25.0 percent by banks’ boards under exceptional circumstances. However, the RBI in its circular dated September 12, 2019, stated that a bank’s exposure to a single NBFC (excluding gold loan companies) will be restricted to 20.0 percent of such bank’s eligible capital base. Bank finance to NBFCs predominantly engaged in lending against gold will continue to be governed by limits prescribed in the RBI circular dated May 18, 2012. As a result of the
COVID-19
pandemic, the RBI, in its circular dated May 23, 2020, decided, as a one-time
measure, to increase a bank’s permitted exposure to a group of connected counterparties from 25.0 percent to 30.0 percent of the eligible capital base of such bank. The increased limit will be applicable until June 30, 2021. The RBI in its circular from February 2021 exempted from the framework lending by foreign sovereigns or their central banks that are (i) subject to a 0.0 percent risk weight under the Basel III guidelines; and (ii) where such lending is denominated in the domestic currency of that sovereign and met out of resources of the same currency. Further, through its circular issued in March 2021, the RBI determined that non-centrally
cleared derivatives exposures will continue to be outside the purview of exposure limits until September 30, 2021. Under the Banking Regulation Act, Indian branches of foreign banks are required to maintain minimum paid up capital and reserves, and in order to meet this requirement, deposit with the RBI either cash or unencumbered approved securities. In September 2021, the RBI allowed the Indian branches of foreign banks to include cash and/or encumbered approved securities which has been availed as interest-free funds from the bank’s head office or remittable surplus retained in Indian books of accounts to mitigate/offset, while reducing the ambit in the calculation of large exposure framework only to their Head office, subject to certain conditions. The amount held under the Banking Regulation Act and earmarked as credit risk mitigation shall be disclosed through a note as set out in the circular. Foreign banks are allowed to exclude derivative contracts executed prior to April 1, 2019 when computing the derivative exposure of their head offices (including overseas branches). The RBI has also clarified that double counting of the funds placed with the RBI to fulfill the requirement to maintain minimum paid up capital and reserves under the Banking Regulation Act as both capital and credit risk mitigation is not allowed.
The RBI has issued separate guidelines in relation to the Large Exposure Framework for NBFCs.
Regulations Relating to Capital Market Exposure Limits
The RBI has issued guidelines on financing to participants in the capital markets. These guidelines place a ceiling on the overall exposure of a bank to the capital markets.

The aggregate exposure that a bank has to the capital markets in all forms (both fund- and non-fund-based)
must not exceed 40.0 percent of its net worth (both for the stand-alone and the consolidated bank) as of March 31 of the previous year. Within this overall ceiling, the bank’s direct investment in shares, convertible bonds/debentures, units of equity-oriented mutual funds and exposure to VCFs must not exceed 20.0 percent of its net worth (both for the stand-alone and the consolidated Bank). Net worth is comprised of the aggregate of paid-up
capital, free reserves (including share premium but excluding revaluation reserves), investment fluctuation reserve and credit balance in the profit and loss account, less the debit balance in the profit and loss account, accumulated losses and intangible assets. There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.
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

•	advances for any other purposes where shares or convertible bonds or convertible debentures or units of equity-oriented mutual funds are taken as primary security;

•
advances for any other purposes to the extent secured by collateral of shares, convertible bonds, convertible debentures or units of equity-oriented mutual funds (
i.e.
, where the primary security other than shares or convertible bonds or convertible debentures or units of equity-oriented mutual funds does not fully secure the advances);

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

Regulation Relating to Country Risk Management
The RBI has issued detailed guidelines on country risk management that cover banks’ exposure to those countries to which they have a net funded exposure of 1.0 percent or more of their total assets, which became effective in fiscal year 2005. The countries are categorized into seven risk categories, namely: insignificant, low, moderate, high, very high, restricted and off-credit.
Required provisioning is based on exposures exceeding 180 days on a graded scale ranging from 0.25 percent to 100.0 percent. Banks may maintain a lower level of provisioning of 25.0 percent of the requirement in respect of exposures with a contractual maturity of less than 180 days.
Regulations Relating to Investments
Exposure Limits
Credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of non-convertible
debt instruments. Within the overall capital market exposure ceiling, a bank’s direct investments in equity securities, convertible bonds and debentures and units of equity-oriented mutual funds should not exceed 20.0 percent of its net worth as of March 31 of the previous year. A bank’s aggregate investment in subordinated bonds eligible for Tier II capital status issued by other banks or financial institutions is restricted to up to 10.0 percent of the investing bank’s capital funds (Tier I plus Tier II capital). Investments in the instruments issued by banks or financial institutions that are eligible for capital status are either risk-weighted or deducted from the investee bank’s capital, for capital adequacy purposes, depending upon the extent of investment as prescribed by the RBI under the Basel III capital regulations.
In order to contain the risks arising out of investment by banks in non-statutory
liquidity ratio
(“non-SLR”)
securities, and, in particular, the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investment by banks in non-SLR
securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0 percent of their total non-SLR
investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR
securities within this limit, provided that such securities comply with disclosure requirements for listed companies as prescribed by the SEBI. Banks’ investments in unlisted non-SLR
securities may exceed the limit of 10.0 percent by an additional 10.0 percent, provided further that the investment is on account of investments in securitisation papers issued for infrastructure projects and bonds/debentures issued by securitisation companies or reconstruction companies set up under the SARFAESI Act and registered with the RBI. Investments in security receipts issued by securitisation companies or reconstruction companies registered with the RBI, investments in asset-backed securities and mortgage-backed securities, that are rated at or above the minimum investment grade and investments in unlisted convertible debentures will not be treated as unlisted non-SLR
securities for computing compliance with the prudential limits. The guidelines relating to listing and rating requirements of non-SLR
securities do not apply to investments in VCFs, commercial paper, certificates of deposit and mutual fund schemes where any part of the corpus can be invested in equity. Banks are not permitted to invest in unrated non-SLR
securities, except in the case of unrated bonds of companies engaged in infrastructure activities, within the overall ceiling of 10.0 percent for unlisted non-SLR
securities.
The total investment by banks in liquid/short-term debt schemes (by whatever name called) of mutual funds with a weighted average maturity of the portfolio of not more than one year, will be subject to a prudential cap of 10.0 percent of their net worth as on March 31 of the previous year. The weighted average maturity would be calculated as the average of the remaining period of maturity of securities weighted by the sums invested.
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
Restrictions on Investments in a Single Company
In terms of Section 19(2) of the Banking Regulation Act, no banking company may hold shares in any company except as provided in sub-section (1),
whether as pledgee, mortgagee or absolute owner of an amount exceeding 30.0 percent of the paid-up
share capital of that company or 30.0 percent of its own
paid-up
share capital and reserves, whichever is lower. Further, in terms of Section 19(3) of the Banking Regulation Act, banks must not hold shares, whether as pledgee, mortgagee or absolute owner, in any company in the management of which the managing director, any other director or manager of the Bank is in any manner concerned or interested.

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
Repo Directions
In July 2018, the RBI has issued the Repurchase Transactions (Repo) (Reserve Bank) Directions, 2018. These directions are applicable to repurchase transactions (repo), excluding repo/reverse repo transactions under Liquidity Adjustment Facility and Marginal Standing Facility. The directions also cover repo contracts where a third entity (known as the
Tri-Party
Agent) acts as an intermediary between two parties to the repo to facilitate services like collateral selection and payment and settlement.
Valuation of Investments
The RBI has issued guidelines for the categorization and valuation of banks’ investments. The salient features of the guidelines are given below.

•
Banks are required to classify their entire portfolio of approved securities under three categories: “held for trading”, “available for sale” and “held to maturity”; banks must decide the category of investment at the time of acquisition.

•
Held to maturity (“HTM”) investments compulsorily include: (i) recapitalization bonds received from the Government; (ii) investments in subsidiaries and joint ventures; and (iii) investment in the long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of these bonds must be of seven years at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the HTM category even if the residual maturity falls below seven years subsequently. Held to maturity investments also include any other investments identified for inclusion in this category subject to the condition that such investments cannot exceed 25 percent of total investments. Banks are permitted to exceed the limit of 25 percent of investments for the held to maturity category provided the excess is comprised only of investments eligible for the SLR and the aggregate of such investments in the held to maturity category does not exceed a specified percentage of the prescribed demand and time liabilities.

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

•	Profit or loss on the sale of investments in both the held for trading and available for sale categories is recorded in the profit and loss account.

•
Shifting of investments from or to the HTM category is permitted only under exceptional circumstances with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available for sale to held for trading may be done, subject to depreciation, if any, applicable on the date of transfer, with the approval of the board of directors, the asset liability management committee or the investment committee; shifting from held for trading to available for sale is generally not permitted, save for under exceptional circumstances where banks are not able to sell the security within 90 days due to tight liquidity conditions, or extreme volatility, or the market becoming unidirectional, in which case transfer is permitted only with the approval of the board of directors, the asset liability management committee or the investment committee.

The
one-time
transfer of securities to/from the HTM category with the approval of the board of directors is permitted to be undertaken at the beginning of the accounting year. Banks shall have the option to shift excess securities from the HTM category to the ATS/HFT during the quarter in which the HTM ceiling is progressively brought down to the limits as indicated in sub-section
6(iv)(a) of the master direction – classification, valuation and operation of investment portfolio of commercial banks (directions) 2021 dated August 25, 2021, as amended from time to time. The transfer of securities from the HTM to the AFS/HFT category is subject to certain conditions, among others: (i) security originally placed under the HTM category at a discount shall be transferred to the AFS/HFT category at the acquisition price/book value; (ii) security originally placed under the HTM category at a premium shall be transferred to the AFS/HFT category at the amortised cost; and (iii) following the transfer, securities shall be immediately re-valued,
and resultant depreciation, if any, shall be provided.
HTM securities are not
marked-to-market
and are carried at acquisition cost. Any premium on acquisition of held to maturity securities is amortized.
Depreciation or appreciation for each basket within the available for sale categories is aggregated. While net depreciation is provided for, net appreciation in each basket, if any, is not recognized except to the extent of depreciation already provided.
Investments in security receipts or pass-through certificates issued by asset reconstruction companies or trusts set up by asset reconstruction companies are valued at the lower of redemption value of the security receipts or the net book value of the underlying financial asset.
The banks are permitted to exceed the limit of 25.0 percent of the total investments under the HTM category provided that the excess comprised only SLR securities and investments are made by banks under targeted long-term repo operations as specified by the RBI. Currently, the total SLR securities held under the HTM category should not be more than 19.5 percent of Net Demand and Time Liabilities (“NDTL”) as on the last Friday of the second preceding fortnight. Banks are granted a special dispensation until March 31, 2023 enhancing their HTM limit to 23.0 percent of NDTL, for SLR securities acquired between September 1, 2020 and March 31, 2023. The enhanced limit will be restored in a phased manner over three quarters beginning with the quarter ending June 30, 2023.
In January 2022, the RBI released a discussion paper about the review of prudential norms for classification, valuation and operations of investment portfolios of commercial banks. The paper proposes to comprehensively align the prudential framework with global standards, while retaining certain elements considering the domestic context.
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
The Short Sale (Reserve Bank) Directions, 2018 came into force with effect from July 26, 2018 allowing certain regulated entities which have the approval of the regulators concerned, to undertake short sales. Under the directions, the maximum amount of a security (face value) that can be short sold are either liquid securities up to 2.0 percent of the total outstanding stock of each security, or Rs. 5,000.0 million, whichever is higher, and other securities up to 1.0 percent of the total outstanding stock of each security, or Rs. 2,500.0 million, whichever is higher. Liquid securities are securities identified and published by the Fixed Income Money Market and Derivatives Association of India (“FIMMDA”)/Financial Benchmarks India Limited (“FBIL”) as a “liquid security” for the purpose of short sale transactions.

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
Previously, banks were required to pay interest of 4.0 percent per annum on domestic savings deposits, rupee-denominated NRE Accounts Scheme and NRO Scheme savings deposits. In respect of savings and term deposits accepted from employees, banks are permitted to pay an additional interest of 1.0 percent over the interest payable on deposits from the public.
The RBI has prescribed minimum and maximum maturity thresholds for certain types of deposits.
The RBI has permitted banks the flexibility to offer varying rates of interest on domestic term deposits of the same maturity based on the size of these deposits, subject to the following conditions:

•	a single term deposit is of Rs. 20.0 million and above; and

•	interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.
The RBI has permitted banks to offer differential interest rates based on whether the term deposits are with or without premature withdrawal facility, subject to all term deposits of individuals (held individually or jointly) of Rs. 1.5 million and below having a premature withdrawal facility.
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
On March 3, 2016, the RBI issued the Master Direction on Interest Rates on Deposits. The master direction is applicable to all scheduled commercial banks, SFBs, payment banks and local area banks accepting deposits in rupees and foreign currency. This master direction consolidates instructions on rules and regulations framed by the RBI under various acts including banking issues and foreign exchange transactions.
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
FCNR(B) Deposits
The RBI has granted general permission to
non-resident
Indians and Persons of Indian Origin (“PIOs”) to open Foreign Currency
Non-resident(Bank)
(“FCNR(B)”) accounts with authorized Indian banks. These FCNR(B) accounts can be funded by: (i) interest accruing on the account; (ii) interest on investment; (iii) maturity proceeds if such investments were made from the relevant FCNR(B) account; (iv) transferring funds from other NRE/FCNR(B) accounts; or (v) any other funds which are repatriable under the prevailing RBI regulations. The RBI permits FCNR(B) deposit holders to avail themselves of credit facilities (both offshore and onshore) and offer their FCNR(B) deposits as collateral for such facilities, subject to certain terms and conditions.
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
In November 2021, in view of the discontinuance of LIBOR as a benchmark rate, the RBI permitted banks to offer interest rates on FCNR(B) deposits using the widely accepted “Overnight Alternative Reference Rate for the respective currency” with upward revisions of the interest rates capped at 50 basis points. The relevant section of the Master Direction—RBI (Interest Rate on Deposits) Directions 2016 was amended accordingly. From July 7, 2022 to October 31, 2022, the RBI has permitted banks to raise fresh FCNR(B) and NRE deposits without reference to the existing regulations on interest rates.
With effect from the reporting fortnight beginning July 30, 2022, the RBI has exempted incremental FCNR(B) and NRE deposits with a reference base date of July 1, 2022, from the maintenance requirement of CRR and SLR. The exemption is available for deposits mobilized up to November 4, 2022. It has been clarified that transfers from non-resident
(ordinary) (“NRO”) accounts to NRE accounts shall not qualify for the relaxation.
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
Regulations Relating to Debit Cards, Credit Cards and Online Payments
On December 17, 2021, the Ministry of Electronics and Information Technology issued a notification regarding the incentive scheme for promotion of RuPay Debit cards and low-value
BHIM UPI transactions (P2M). Bharat Interface for Money (“BHIM”) is a payment app that allows its users to make simple, easy and quick transactions using a Unified Payments Interface (“UPI”). The Government decided to incentivize banks by paying them a certain percentage value of RuPay Debit card transactions (P2M) and low-value
UPI transactions (up to Rs. 2,000.0) (P2M) for a period of one year, starting April 1, 2021. The scheme is only applicable to banks, which have operations in India, and transactions, which are conducted in India.
The RBI has issued a Master Direction on Credit Card and Debit Card—Issuance and Conduct Directions 2022. While the directions have come into effect substantially on July 1, 2022, certain provisions will only be effective from October 1, 2022. The provisions of the master direction relating to credit cards apply to all scheduled banks and NBFCs operating in India, with an exemption for payment banks, state co-operative
banks and district central
co-operative
banks. The provisions of the master direction relating to debit cards apply to every bank operating in India. The master direction primarily covers the general and conduct-related provisions for credit, debit and co-branded
cards and complements prudential, payment, technology and cyber security-related directions.

Regulation Relating to Financial Statement Disclosure and Presentation
In August 2021, the RBI issued consolidated guidelines on the presentation and disclosure of financial statements. These guidelines are applicable to all banking companies licensed to operate in India, including banks incorporated outside India. Under the Banking Regulation Act, every banking company has to prepare a balance sheet and a profit and loss account in respect of all business transacted as of the last working day of the year or period
.
The guidelines specify general instructions for the compilation of the balance sheet and profit and loss account for the banks. Banks are required to disclose information in the notes to the financial statements and have to ensure that the balance sheet and profit and loss account reflect a true and fair picture of the financial position. Window dressing of financials, short provisioning, misclassification of NPAs, under-reporting/incorrect computation of exposure/risk weight, incorrect capitalization of expenses, capitalization of interest, among other things, are subject to penalties as provided for under the Banking Regulation Act.
Demonetization Measures
On November 8, 2016, the Government of India announced its decision for existing bank notes of Rs. 500 and Rs. 1,000 denominations of the then existing series issued by the RBI to no longer be valid. Citizens were to return all such bank notes to banks as they could no longer be used for transactions or exchange purposes with effect from November 9, 2016. New bank notes of denominations of Rs. 500 and Rs. 2,000 were introduced to replace the old notes. Limits for the exchange of demonetized notes and withdrawal of new notes were specified which were subsequently lifted.
Regulations Relating to Knowing the Customer and Anti-Money Laundering
The RBI has issued several guidelines on customer identification and monitoring of transactions. Banks have been advised to put in place systems and procedures to control financial frauds, identify money laundering and suspicious activities, and monitor high-value cash transactions. The RBI has also issued guidelines from time to time advising banks to be vigilant while opening accounts for new customers to prevent misuse of the banking system for perpetration of frauds.
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
The KYC procedures for opening accounts have been simplified for “small accounts” in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged. A “small account” is defined as a savings account in a banking company where (i) the aggregate of all credits in a fiscal year does not exceed Rs. 0.1 million; (ii) the aggregate of all withdrawals and transfers in a month does not exceed Rs. 0.01 million; and (iii) the balance at any point of time does not exceed Rs. 0.05 million. Small accounts are permitted to remain operational initially for a period of 12 months, and thereafter for a further period of 12 months, subject to the account holder applying, and providing evidence of having applied for, any of the officially valid documents during the first twelve months of the opening of such account. In April 2020, the RBI directed that small accounts shall remain operational between April 1, 2020 and June 30, 2020 and such other periods as may be notified by the Government.
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

In December 2020, the RBI made it mandatory for regulated entities to upload KYC records pertaining to accounts of legal entities opened on or after April 1, 2021, with the Central KYC Registry in India. Furthermore, regulated entities are also required to upload or update the KYC data pertaining to accounts of individual customers opened prior to January 1, 2017 and accounts of legal entities opened prior to April 1, 2021, when such KYC data is updated.
In April 2021, the RBI published a notice stating that customer due diligence for members of a “self-help group” (
i.e.
, a group of micro entrepreneurs who have agreed to contribute their savings to a common fund owned by the group, which can disburse small loans to the members of the group and may apply for loans from a bank) may be undertaken at the time the self-help group applies for a loan or other financial product from a bank.
In May 2021, the RBI advised regulated entities that in respect of the customer accounts where KYC (as required to be completed under RBI guidelines) is periodically required to be updated and such update was due and pending as on the date of the circular, no restrictions on operations of such account should be imposed until December 31, 2021 only on account of this reason. The relaxation of this rule was made in light of the
COVID-19-related
restrictions in various parts of the country, and was further extended until March 31, 2022.
In a bid to prevent money laundering activities, the Government enacted the Prevention of Money Laundering Act 2002 (the “PML Act”) which came into effect from July 1, 2005. The PML Act seeks to prevent money laundering and to provide for confiscation of property derived from, or involved in, money laundering and for incidental matters or matters connected therewith.
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

(b)
all series of cash transactions integrally connected to each other which have been valued below Rs. 1.0 million or an equivalent in foreign currency where such series of transactions has taken place within a month and the aggregate value of such transactions exceeds Rs. 1.0 million;

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
Pursuant to recent amendments, banks have been directed to periodically carry out AML and terrorist financing (“TF”) risk assessments to identify, assess and mitigate money laundering and terrorist financing risks related to clients, countries or geographic areas, as well as products, services, transactions or delivery channels. While assessing the AML and TF risk, banks are required to account for certain sector-specific vulnerabilities, which the relevant regulatory authority for each sector may share with them from time to time. Further, the internal risk assessment carried out by the banks should be commensurate to their size, geographical presence and complexity of their activities and structure. Banks are required to apply a risk-based approach for mitigation and management of the identified risk and should maintain board-approved policies, controls and procedures for such purposes.

Legal Reserve Requirements
Cash Reserve Ratio
Each bank is required to maintain a specific percentage of its net demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The amendments made to the Reserve Bank of India Act 1934 and the Banking Regulation Act during fiscal year 2007 enhanced the operational flexibility in monetary management of the RBI. The RBI (Amendment) Act 2006 came into force on April 1, 2007. Section 3 of this Act removed the floor and the ceiling rates on CRR and no interest was payable on the CRR balances of banks with effect from March 31, 2007. Scheduled commercial banks are exempted from maintaining CRR on the following liabilities:

(a)	liabilities to the banking system in India as computed under clause (d) of the explanation to section 42(1) of the Reserve Bank of India Act 1934;

(b)	credit balances in Asian Clearing Union (US$) Accounts; and

(c)	demand and time liabilities in respect of the banks’ offshore banking units.
In its circulars from February 2021 and May 2021, the RBI allowed scheduled commercial banks to deduct the amount equivalent to credit disbursed to “New MSME Borrowers” from their net demand and time liabilities used in the calculation of CRR. For the purpose of this exemption, “New MSME Borrowers” are those MSME borrowers who have not previously availed themselves of any credit facilities from the banking system as on January 1, 2021. This exemption is available only up to Rs. 2.5 million per borrower disbursed up to the fortnight ending December 31, 2021, for a period of one year from the date of origination of the loan or the tenure of the loan, whichever is earlier.
The CRR requirement as of March 31, 2019, was 4.0 percent of the prescribed net demand and time liabilities of the Bank. In order to address the volatility in rupee exchange rates in early 2013, the RBI in July 2013 increased the requirement of minimum daily CRR balance maintenance to 99.0 percent of the requirement with effect from the first day of the fortnight beginning July 27, 2013. In September 2013, the RBI reduced the minimum daily maintenance of the CRR from 99.0 percent of the requirement to 95.0 percent. In April 2016, the RBI further reduced this requirement to 90.0 percent, with effect from the fortnight beginning April 16, 2016. In response to the
COVID-19
pandemic, the RBI, in its circular dated March 27, 2020, for a period of one year, decided to reduce the CRR of all banks by 100 basis points from 4.0 percent to 3.0 percent of their net demand and time liabilities, from the reporting period beginning on March 28, 2020 and ending on March 26, 2021. Furthermore, given strains on banks’ reporting abilities as a result of social distancing measures for staff, the RBI reduced the minimum CRR balance maintenance requirement from 90.0 percent to 80.0 percent, effective from the first day of the reporting period beginning on March 28, 2020. This one-time
dispensation was further extended by the RBI until September 25, 2020 through its circular dated June 26, 2020. In its circular dated February 5, 2021, RBI decided to gradually restore the CRR in two phases. Accordingly, banks were required to maintain the CRR at 3.5 percent of their net demand and time liabilities effective from the reporting fortnight beginning March 27, 2021 and 4.0 percent of their net demand and time liabilities effective from the fortnight beginning May 22, 2021. The RBI has increased the CRR required to be maintained by every bank to 4.50 percent of its net demand and time liabilities effective from the reporting fortnight beginning May 21, 2022. See also “
Risk Factors
—
The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
Statutory Liquidity Ratio (“SLR”)
In order to ensure liquidity in the banking system and in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities in form of liquid assets, such as cash, gold or approved securities,
e.g.
, Government of India and State Government Securities. The exact percentage is 18.0 percent from April 11, 2020, and is fixed by the RBI from time to time. The RBI master circular on the SLR specifies certain liabilities which will not be included in the calculation of the SLR.
In May 2022, the RBI instituted the Standing Deposit Facility (“SDF”) with immediate effect. Balances held by banks with the RBI under the SDF are an eligible SLR asset and form part of “cash” for the purpose of
SLR-maintenance.

Revisions in Constitution of Bank Assets
The capital regulations with respect to Liquidity Standards under the Basel III framework (LCR, Liquidity Risk Monitoring Tools and LCR Disclosure Standards) were revised by the RBI by way of a circular dated August 2, 2017, to re-define
the “Level 1” of bank assets as comprising the following:

i.	Cash including cash reserves in excess of required CRR.

ii.	For banks incorporated in India,

•	Reserves held with foreign central banks in excess of the reserve requirement, where a foreign sovereign has been assigned a 0 percent risk weight as per the rating by an international rating agency.

•
Reserves held with foreign central banks in excess of the reserve requirement, to the extent these balances cover the Bank’s stressed net cash outflows in that specific currency, in cases where a foreign sovereign has been assigned a non-0 percent
risk weight as per the rating by an international rating agency, but a 0 percent risk weight has been assigned at national discretion under the Basel II framework.

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
In June 2014, the RBI issued guidelines in relation to liquidity coverage ratio (“LCR”), liquidity risk monitoring tools and LCR disclosure standards pursuant to the publication of the “Basel III: The Liquidity Coverage Ratio” and liquidity risk monitoring tools in January 2013 and the Liquidity Coverage Ratio Disclosure Standards in January 2014 by the BCBS. The objective of the LCR standard is to ensure that a bank maintains an adequate level of unencumbered high-quality liquid assets which could be converted into cash to meet its liquidity needs for a
30-calendar-day
time horizon under a significantly severe liquidity stress scenario. The LCR requirement of 100.0 percent is being implemented in a phased manner over a period of four years, with a minimum requirement of 60.0 percent effective January 1, 2015. The prescribed LCR level as of January 1, 2018, was 90.0 percent and was required to be at the increased prescribed level of 100.0 percent on January 1, 2019. In April 2020, the RBI reduced the LCR requirement from 100.0 percent to 80.0 percent, effective between April 17, 2020 and September 30, 2020. The RBI proposed to increase the reduced LCR requirement in two phases: (i) from 80.0 percent to 90.0 percent between October 1, 2020 and March 31, 2021, and (ii) from 90.0 percent to 100.0 percent from April 1, 2021.
In 2020, banks were allowed to avail themselves of funds under the MSF by utilizing the SLR up to an additional 1.0 percent of their NDTL (
i.e.
, cumulatively up to 3.0 percent of their NDTL). This facility, which had been available initially until June 30, 2020, was extended in phases until December 31, 2021. With effect from January 1, 2022, banks can utilize the SLR up to 2.0 percent of NDTL instead of 3.0 percent for overnight borrowing under the MSF.
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

Regulations on Asset Liability Management
Since 1999, the RBI has issued several guidelines relating to ALM in banks in India. The RBI guidelines cover, inter alia
, the interest rate risk and liquidity risk measurement and reporting framework, including establishing prudential limits. The guidelines require that gap statements for liquidity and interest rate risk are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing
date or maturity date. The RBI has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced
in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the RBI has advised banks to manage their asset-liability liquidity structure within negative gap limits for one day,
2-7
days,
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
The RBI’s Guidelines on Banks’ Asset Liability Management Framework—Interest Rate Risk issued in November 2010 mandate that banks in India evaluate interest rate risk using both methods,
i.e.
, TGA and DGA. Banks are required to submit the TGA and DGA results from time to time to the RBI as mentioned in the guidelines.
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
Our foreign exchange operations are subject to the guidelines contained in the Foreign Exchange Management Act 1999 (Foreign Exchange Management Act). As an authorized dealer, we are, as required, enrolled as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to the foreign exchange business in India.
The RBI from time to time has issued directions regarding the reporting requirements for holdings of, and dealings in, all foreign currencies, as well as foreign exchange transactions by authorized dealers like the Bank.
Simplified hedging facility guidelines were issued by the RBI by way of a circular dated November 9, 2017, to simplify the process for hedging exchange rate risk by reducing documentation requirements, avoiding prescriptive stipulations regarding products, purpose and hedging flexibility, and to encourage a more dynamic and efficient hedging culture. These guidelines stipulate operational mechanism and guidelines for resident and non-resident
entities, other than individuals, for hedging exchange rate risk on transactions, contracted or anticipated, with respect to any Over the Counter (“OTC”) derivative or Exchange Traded Currency Derivative (“ETCD”) permitted under the Foreign Exchange Management Act 1999 (“FEMA”). Additionally, different facilities have been provided for hedging trade exposures (
i.e.
, currency risks arising out of genuine trade transactions involving exports from and imports to India), invoiced in Indian Rupees in India, by way of the RBI Circular dated October 12, 2017.
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
On June 1, 2022, the RBI also issued directions for
non-centrally
cleared derivatives contracts to improve the security of settlement of over-the-counter
(“OTC”) derivatives that are not centrally cleared.
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

•
requiring newly incorporated wholly owned subsidiaries to have an initial minimum paid-up
voting equity capital of Rs. 5.0 billion. In the case of existing banking outlets of foreign banks that wish to convert into a wholly owned subsidiary, they must have a minimum net worth of Rs. 5.0 billion;

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
In terms of the guidelines prescribed by the RBI (last updated on September 1, 2020) (the “Inter-Bank Dealings Guidelines”), overseas foreign currency borrowings by a bank in India (including overdraft balances in its “nostro” accounts not adjusted within five days) should not exceed 100.0 percent of its unimpaired Tier I capital or US$ 10 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and banking outlets in India from all their banking outlets and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.
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

Under the Inter-Bank Dealings Guidelines, Authorised dealer (“AD”) – category I banks are permitted to borrow from international/multilateral FIs without approaching the RBI on a case-by-case
approval. Such FIs shall include: (i) international/multilateral FIs of which the Government is a shareholding member; (ii) FIs which have been established by more than one government; or (iii) FIs which have shareholding by more than one government and other international organizations. However, all such borrowings should be for the purpose of general banking business and not for capital augmentation.
On July 7, 2022, the RBI has introduced certain measures in order to enhance forex inflows into India. One of these measures allows AD – category I banks from July 8, 2022 to October 31, 2022 to utilise overseas foreign currency borrowing (“OFCBs”) for on-lending
in foreign currency for a wider set of
end-use
purposes than before, subject to a negative list set out for external commercial borrowings (“ECB”) and availability of the facility will be until maturity/repayment of the OFCB. Prior to this relaxation, AD – category I banks could undertake OFCB up to a limit of 100 percent of their unimpaired Tier 1 capital or US$ 10 million whichever is higher, but were not allowed to on-lend
the funds so borrowed in foreign currency except for the purpose of export financing.
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
In its circulars dated April 17, 2020 and December 4, 2020, the RBI directed banks to not make any further dividend payouts from the profits pertaining to the fiscal year ended March 31, 2020. These circulars had been issued by the RBI in light of the heightened uncertainty caused by the
COVID-19
pandemic, and expected to help the banks conserve capital to retain their capacity to support the economy and absorb losses. The RBI, in April, 2021, permitted commercial banks to pay dividends on equity shares pertaining to the profits for the fiscal year ended March 31, 2021, subject to the quantum of dividend being not more than 50.0 percent of the amount determined as per the dividend payout ratio prescribed in paragraph 4 of the RBI circular on “Declaration of Dividends by Banks” from May 2005. The RBI has also directed that all banks should continue to meet the applicable minimum regulatory capital requirements after making a dividend payment. Furthermore, while declaring the dividend, the board of directors of the bank will be responsible for considering the current and projected capital position of the bank vis-à-vis
the applicable capital requirements and the adequacy of provisions, taking into account the economic environment and the outlook for profitability. See also “
Risk Factors—The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
”.
Restriction on Share Capital and Voting Rights
Banks were earlier permitted to issue only ordinary shares. In January 2013, the Banking Regulation Act was amended to, inter alia
, permit banks to also issue preference shares. However, guidelines governing the issuance of preference shares are yet to be issued. The amended Banking Regulation Act also permits the RBI to increase the cap on the voting rights of a single shareholder of a private bank from the existing cap of 10.0 percent to 26.0 percent in a phased manner. The RBI has issued the Ownership in Private Sector Banks Directions 2016, which state that the voting rights in private sector banks shall be limited to the level notified by the RBI from time to time and that the current ceiling on voting rights is 15.0 percent. The RBI, in a notification dated July 21, 2016, which was notified in the
Gazette of India
on September 17, 2016, increased the ceiling on voting rights to 26.0 percent.
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
The RBI also conducts
on-site
supervision of selected banking outlets of banks with respect to their general operations and foreign exchange-related transactions.
The existing supervisory framework has been modified towards establishing a risk-based supervision framework which envisages continuous monitoring of banks through robust offsite reports to the RBI coupled with need-based on-site
inspection. We have been subject to supervision under this framework with effect from fiscal year 2014.
In September 2020, the RBI published the revised long form audit report requirements. The revised formats were required to be used for the period covering fiscal year 2021 and onwards.
Penalties
The RBI is empowered under the Banking Regulation Act, to impose penalties on banks and their employees in case of infringement of any provision of the Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.
By way of a circular dated October 12, 2017 the RBI specifically levied penal interest for delayed reporting/wrong reporting/non-reporting
of currency chest transactions and inclusion of ineligible amounts in currency chest balances. Subsequently, the RBI issued a Master Direction circular dated July 1, 2019, and updated on October 3, 2019. The intention behind the levy of penal interest was to inculcate discipline among banks so as to ensure prompt/correct reporting. Requests by banks for waiver of penal interest on grounds that delayed/wrong/non-reporting
does not result in utilization of RBI’s funds or shortfall in the maintenance of CRR or SLR or that they were the result of clerical mistakes, unintentional or arithmetical errors, first time error or inexperience of staff etc., were not considered as valid grounds for the waiver of penal interest. On similar lines, by way of an additional circular dated July 1, 2020, the RBI revised the scheme of penalties for banking outlets based on performance in rendering customer service to the members of the public, to ensure that all banking outlets provide better customer service to members of the public with regard to exchange of notes and coins.
In its order dated February 4, 2019, the RBI imposed a monetary penalty of Rs. 2.0 million for failing to comply with the RBI’s KYC and AML standards, as set out in their circulars dated November 29, 2004 and May 22, 2008.
In its order dated June 13, 2019, the RBI imposed a monetary penalty of Rs. 10 million for failing to comply with the KYC, AML and fraud reporting standards, following an investigation into bills of entry submitted by certain importers. The penalties were imposed under Section 47A(1)(c) and Section 46(4)(i) of the Banking Regulation Act. The Bank has since implemented corrective action to strengthen its internal control mechanisms so as to ensure that such incidents do not repeat themselves.

In 2020, the Bank received one penalty for
non-compliance
with RBI regulations. In its order dated January 29, 2020, the RBI imposed a monetary penalty in the amount of Rs. 10 million on the Bank for failure to undertake ongoing due diligence with respect to 39 current accounts, which had been opened by customers of the Bank to participate in an initial public offering, but where the transactions effected were disproportionate to the declared income and profile of the customers. This penalty was imposed by the RBI using the powers conferred under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act. The Bank has since strengthened its internal control mechanisms to ensure that such incidents are not repeated. See also “
Risk Factors—We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions, and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm
”.
The RBI, through its letter dated December 4, 2020, imposed a monetary penalty of Rs. 0.1 million on the Bank for the failure to settle transactions in Government securities in the Subsidiary General Ledger which lead to a shortage in the balance of certain securities in the Bank’s Constituent Subsidiary General Ledger account on November 19, 2020. The Bank has since enhanced its review mechanism to ensure that such incidents do not recur.
SEBI, through its order dated January 21, 2021, levied a penalty of Rs. 10.0 million on the Bank for alleged noncompliance with a SEBI interim order dated October 7, 2019 issued against BRH Wealth Kreators Ltd. (“BRH”). The penalty was levied for the sale of securities pledged by BRH Wealth Kreators Ltd to the Bank, to recover amounts outstanding under recalled credit facilities the Bank had extended to BRH. The Bank filed an appeal against the SEBI order in the Securities Appellate Tribunal (“SAT”) on February 8, 2021. The SAT through its interim order dated February 19, 2021, stayed the operation of the SEBI order dated January 21, 2021 and, through its final order dated February 18, 2022, allowed the Bank’s appeal and quashed SEBI’s order.
On May 27, 2021, the RBI levied a penalty of Rs. 100 million against the Bank for the marketing and sale of third-party non-financial
products to the Bank’s auto loan customers, after concluding that this was in contravention of Section 6(2) and Section 8 of the Banking Regulation Act 1949. The penalty, which was imposed by the RBI using the powers conferred under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act 1949, has been paid by us. In May 2020, following an internal inquiry arising from a whistle-blower complaint, we had determined that certain employees received unauthorized commissions from a third-party vendor of GPS products, with whom we had an agreement to offer GPS devices to our auto loan customers. The personal misconduct of these employees was in violation of our code of conduct and governance standards. We have taken disciplinary action against the employees involved, including separation of services of certain employees, discontinued sale of such third-party non-financial
products, and taken certain other remedial actions.
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
Banks also require the prior specific approval of the RBI to participate in the equity of financial services ventures, including stock exchanges and depositories, notwithstanding the fact that such investments may be within the ceiling prescribed under Section 19(2) of the Banking Regulation Act. Further, investment by a bank in its subsidiaries, financial services companies or financial institutions should not exceed 10.0 percent of its paid-up
capital and reserves. Investments by banks in companies which are not its subsidiaries and are not financial services companies would be subject to a limit of 10.0 percent of the investee company’s paid-up
share capital or 10.0 percent of the Bank’s paid up share capital and reserves, whichever is less. Any investment above this limit will be subject to the RBI approval except as provided otherwise. Equity investments in any non-financial
services company held by (a) a bank; (b) the bank’s subsidiaries, associates or joint ventures or entities directly or indirectly controlled by the bank; and (c) mutual funds managed by Asset Management Companies controlled by the Bank should in the aggregate not exceed 20.0 percent of the investee company’s paid-up
share capital. Further, a bank’s equity investments in subsidiaries and other entities that are engaged in financial services activities together with equity investments in entities engaged in non-financial
services activities should not exceed 20.0 percent of the Bank’s paid-up
share capital and reserves.

Introduction of Legal Entity Identifier for Large Corporate Borrowers
Pursuant to the Statement on Developmental and Regulatory Policies dated November 2, 2017, the RBI decided to introduce the Legal Entity Identifier (“LEI”) system for all borrowers of banks having total fund-based and non-fund-based
exposure of Rs. 50.0 million and above in a phased manner (and for their parent entity, as well as all subsidiaries and associates). The LEI is a
20-digit
unique code to identify parties to financial transactions worldwide. Borrowers who do not obtain LEI as per the schedule are not to be granted renewal/enhancement of credit facilities.
In January 2021, the RBI announced that with effect from April 1, 2021 the LEI system shall be applicable to all payment transactions of Rs. 500.0 million and above undertaken by entities using the
RBI-run
centralized payment systems Real Time Gross Settlement and National Electronic Funds Transfer. In December 2021, AD category I banks have been directed to obtain the LEI from the resident entities
(non-individuals)
undertaking capital or current account transactions of Rs. 500.0 million and above under FEMA, with effect from October 1, 2022. In April 2022, the RBI advised non-individual
borrowers enjoying aggregate exposure of Rs. 50.0 million and above from banks and financial institutions to obtain LEI codes within the specified timelines.
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
In January 2012, the RBI issued revised guidelines relating to salary and other remuneration payable to whole time directors, chief executive officers and other risk takers of new private sector banks. With these guidelines, the RBI aims to achieve effective governance of compensation, alignment of compensation with prudent risk taking and require banks to make appropriate disclosures in their financial statements. Banks are required to formulate and adopt a comprehensive compensation policy in line with the guidelines covering all their employees and conduct annual review thereof. The policy should cover all aspects of the compensation structure such as fixed pay, perquisites, bonus, variable pay deferrals, guaranteed pay, severance package, stock, pension plan and gratuity. These guidelines became effective from the fiscal year 2013. The guidelines also state that private sector banks would be required to obtain regulatory approval for grant of remuneration to whole time directors/chief executive officers in terms of Section 35B of the Banking Regulation Act, on a case-by-case
basis. In June 2015, the RBI issued guidelines for compensation of non-executive
directors of private sector banks. The guidelines required the banks to formulate and adopt a comprehensive compensation policy for the non-executive
directors (other than the part-time
non-executive
Chairman) in accordance with the Companies Act. The policy may provide for payment of compensation in the form of profit-related commissions (not exceeding Rs. 1.0 million per annum for each director), sitting fees and reimbursement of expenses for participation in the Board and other meetings.
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

•	The upper age limit for a person serving as MD and CEO or WTDs in a private bank would continue to be 70 years.

•	An MD and CEO or WTD who is also a promoter or major shareholder, cannot hold these posts for more than 12 years.
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
The instructions came into effect from the date of the issuance of the circular. However, in order to enable a smooth transition to the revised requirements, banks were permitted to delay compliance with these instructions until October 1, 2021.
Regulations and Guidelines of the SEBI
SEBI was established in 1992 in accordance with the provisions of the Securities and Exchange Board of India Act 1992 to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market, including all related matters. We are subject to SEBI regulations in respect of capital issuances as well as some of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies, underwriting, custodial, depositary participant, and investment banking and because our equity shares are listed on Indian stock exchanges. These regulations provide for registering with SEBI and the functions, responsibilities and the code of conduct applicable for each of these activities, and compliance and disclosure requirements in relation to listed companies, including disclosures required to be made to the stock exchanges, and corporate governance requirements.
Foreign Ownership Restriction
Aggregate foreign investment from all sources in a private sector bank is permitted up to 49.0 percent of the paid-up
capital under the automatic route. This limit can be increased to 74.0 percent of the paid-up
capital with prior approval from the Government of India. Pursuant to a letter dated February 4, 2015, the Foreign Investment Promotion Board has approved foreign investment in the Bank up to 74.0 percent of its paid-up
capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. In the event the Bank is subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on the Bank’s results of operation and financial condition. See “
Risk Factors—Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up
equity share capital
”
.
The RBI had previously imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted the restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74.0 percent. Thereafter the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74.0 percent again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed
the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, SEBI also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2022, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 68.69 percent of the paid-up
capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively, affect the price of the Bank’s shares and could limit the ability of investors to trade in the Bank’s shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through issuances of additional equity shares, which could have a material adverse effect on the Bank’s business and financial results.
On May 24, 2017, the Government announced its approval to phase out of the FIPB. The government has notified administrative ministries or departments in each relevant sector as competent authorities which will process applications for FDI requiring government approval as per the Standard Operating Procedure (“SOP”).

In accordance with the Foreign Exchange Management Act 1999 (the “Foreign Exchange Management Act”), and the Foreign Exchange Management
(Non-debt)
Instruments Rules, 2019 (the “NDI Rules”) an FPI may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of an FPI below 10.0 percent of the capital of the Indian banking company. The aggregate limit for FPI investment is limited by the sectoral caps applicable to an Indian company in relation to FDI in accordance with the NDI Rules. With respect to the Bank, this limit is 74.0 percent. Subject to a resolution of the board of directors, and a special resolution of the shareholders of the Indian banking company, this limit could be decreased to 24.0 percent or 49.0 percent of the total paid-up
capital of a private sector banking company before March 31, 2020. An Indian banking company which has decreased its aggregate limit of FDI investment can increase it again, to the aggregate limit of 49.0 percent or 74.0 percent. However, once the aggregate limit of FPI investment is increased, such limit cannot be reduced to a lower threshold by the Indian banking company. Further, in accordance with the existing policy of the RBI, any allotment or transfer of shares which will take the aggregate shareholding of an individual or a group to an equivalent of 5.0 percent or more of the Bank’s paid-up
capital would require the prior acknowledgement of the RBI before we can affect the allotment or transfer of shares. Foreign banks are permitted to have presence in India either by opening banking outlets or through wholly owned subsidiaries, but not both.
Moratorium, Reconstruction and Amalgamation of Banks
A bank can apply to the high court for the suspension of its business. The high court, after considering the application of the Bank, may order a moratorium staying commencement of an action or proceedings against the relevant banking company for a maximum period of six months. Previously, during the period of moratorium, if the RBI was satisfied that it is: (a) in the public interest; or (b) in the interest of the depositors; or (c) in order to secure the proper management of the Bank; or (d) in the interests of the banking system of the country as a whole, it could prepare a scheme for the reconstruction of the Bank or amalgamation of the Bank with any other bank. Recently, pursuant to the Banking Regulation (Amendment) Act 2020, the RBI has been permitted to initiate a scheme for reconstruction or amalgamation of a bank even where no moratorium has been imposed, if the considerations referred to above are met. In circumstances entailing reconstruction of the Bank or amalgamation of the Bank with another Bank, the RBI would invite suggestions and objections on the draft scheme prior to placing the scheme before the Government for its sanction. The Government may sanction the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks.
Special Status of Banks in India
The special status of banks is recognized under various statutes including the erstwhile Sick Industrial Companies (Special Provisions) Act 1985 (the “SICA”), Recovery of Debts and Bankruptcy Insolvency Resolution and Bankruptcy of Individuals and Partnership Firms Act 1993 (the “DRT Act”) and the SARFAESI Act. As a bank, we are entitled to certain benefits under the DRT Act which provide for the establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under the DRT Act, the procedures for recovery of debt have been simplified and indicative time frames have been fixed for speedy disposal of cases and no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances. The erstwhile SICA provided for reference of “sick” industrial companies to the Board for Industrial and Financial Reconstruction (the “BIFR”). Under the SICA, other than the board of directors of a company, a scheduled Bank (where it has an interest in the “sick” industrial company by any financial assistance or obligation, rendered by it or undertaken by it) could refer the company to the BIFR. The SICA has been repealed by the Sick Industrial Companies (Special Provisions) Repeal Act 2003 (the “SICA Repeal Act”). The Ministry of Finance has notified the SICA Repeal Act, and Section 4(b) of the SICA Repeal Act came into force on December 1, 2016. Consequently, the SICA stands repealed and the BIFR and Appellate Authority for Industrial and Financial Reconstruction (“AAIFR”) have been dissolved.
The SARFAESI Act focuses on improving the rights and simplifying the procedures for enforcement of security interest of banks and financial institutions and other specified secured creditors as well as asset reconstruction companies by providing that such secured creditors can take over management control of a borrower company upon default and/or sell assets without the intervention of courts, in accordance with the provisions of the SARFAESI Act. It also provides the legal framework for the securitisation and reconstruction of financial assets.
The Insolvency and Bankruptcy Code 2016
Banks, as creditors, will benefit from the Insolvency and Bankruptcy Code 2016 (the “Insolvency and Bankruptcy Code”), which came into effect on December 1, 2016. The Insolvency and Bankruptcy Code is a comprehensive piece of legislation that provides for the efficient and timely resolution of insolvency. It amends 11 laws, including the Companies Act, the SARFAESI Act and the DRT Act. It provides for insolvency resolution processes for companies and individuals, and requires that such processes be completed within 180 days. As per the Insolvency and Bankruptcy Code, the insolvency process can end under either of two circumstances: (i) when the creditors decide to evolve a resolution plan or sell the assets of the debtor; or (ii) when the
180-day-time
period for negotiations has come to an end. In case a plan cannot be negotiated during the time limit, the assets of the debtor will be sold to repay the debtor’s outstanding dues. The proceeds from the sale of assets will be distributed based on an order of priority specified under the Insolvency and Bankruptcy Code.

In order to provide relief to corporate entities, which may be facing financial distress as a result of the
COVID-19
pandemic, the Insolvency and Bankruptcy Code was amended with effect from June 5, 2020. Pursuant to the amendment, no application for the initiation of a corporate insolvency resolution process of a corporate debtor can be filed under the Insolvency and Bankruptcy Code, in relation to a default arising on or after March 25, 2020, for a period of six months or such further period, not exceeding one year from such date, as may be notified. The Insolvency and Bankruptcy Code (Amendment) Act 2021 provides, among others, for a pre-packaged
insolvency resolution process for corporate debtors which are classified as micro, small or medium enterprises. The objective of this amendment is to provide an efficient alternative insolvency resolution process for micro, small and medium enterprises which is efficient and cost effective. See also “
Risk Factors—The
COVID-19
pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operation
” for further information on the
COVID-19
pandemic.
On June 13, 2017, the RBI announced the constitution of an Internal Advisory Committee (the “IAC”) to focus on large stressed accounts. The IAC recommended 12 accounts totaling to approximately 25.0 percent of the current gross NPAs of the banking system for immediate reference under the Insolvency and Bankruptcy Code.
Amendments to the Banking Regulation Act 1949
The Government of India enacted the Banking Regulation (Amendment) Act 2017, which is deemed to have come into force on May 5, 2017. This amendment adds two new sections to the Banking Regulation Act. The sections enable the Government to authorize the RBI to direct banking companies to resolve specific stressed assets by initiating an insolvency resolution process, where required. The RBI has also been empowered to issue other directions for resolution, and appoint or approve for appointment, authorities or committees to advise banking companies for stressed asset resolution.
Recently, the Government enacted the Banking Regulation (Amendment) Act 2020 which, among other things, brought co-operative
banks under the supervision of the RBI. The amendment also allows the RBI to prepare a scheme for the reconstruction or amalgamation of a banking company without the necessity of first making an order of moratorium.
Credit Information Bureau
The Parliament of India has enacted the Credit Information Companies (Regulation) Act 2005, pursuant to which every credit institution, including a bank, has to become a member of a credit information bureau and furnish to it such credit information as may be required of the credit institution by the credit information bureau about persons who enjoy a credit relationship with it. Other credit institutions, credit information bureaus and such other persons as the RBI specifies may access such disclosed credit information.
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
National Bank for Financing Infrastructure and Development
The National Bank for Financing Infrastructure and Development Act 2021 has been passed by the parliament of India. The Act seeks to establish the National Bank for Financing Infrastructure and Development as the principal development financial institution for infrastructure financing, in order to provide long-term finance for such segments of the economy where the risks involved are beyond the acceptable limits of commercial banks and other ordinary financial institutions.

Liberalisation of Forex Inflows
On July 7, 2022, the RBI has introduced certain measures in order to enhance forex inflows, amongst others:

(i)	Foreign portfolio investors (“FPIs”) are permitted to invest in government securities with 7- and 14-year-maturities.

(ii)
During the period between July 8, 2022 and October 31, 2022, short-term investments by FPIs in government securities and corporate bonds are exempt from the limit on short-term investments until maturity or sale of such investments; the regulations required that such short-term investments shall not exceed 30 percent of the total investment of that FPI in any category.

(iii)
During the period between July 8, 2022 and October 31, 2022, investments by FPIs in commercial paper and non-convertible
debentures with an original maturity of up to one year are exempt from the limit on short-term investments until maturity or sale of such investments.

(iv)
Until December 31, 2022, the maximum borrowing limit under the ECB framework has been increased temporarily from US$ 750 million or its equivalent per financial year to US$ 1.5 billion. In addition, the all-in
cost ceiling under the ECB framework has been raised by 100 basis points for the same period, provided that the borrower has an investment grade rating.

International Trade Settlement in Indian Rupees
In its circular dated July 11, 2022, the RBI set up an additional arrangement for invoicing, payment and settlement of exports/imports in Indian rupees. Before utilizing this mechanism, AD banks require prior approval from the Foreign Exchange Department of the RBI, Central Office at Mumbai.
The broad framework for cross-border trade transactions in rupees under FEMA is as follows:

a)	Invoicing—all exports and imports may be denominated and invoiced in rupees;

b)	Exchange rate—the exchange rate between the currencies of the trading partner countries may be market-determined; and

c)	Settlement—the settlement of trade transactions shall occur in rupees in accordance with the procedure laid down in the circular.
For settlement of trade transactions with any country, AD banks in India may open special rupee “vostro” accounts of corresponding banks of the partner trading country. Under the circular,

a)
Indian importers shall make payment in rupees which shall be credited into the special “vostro” account of the correspondent bank of the partner country against the invoices for the supply of goods or services from the overseas seller/supplier; and

b)	Indian exporters shall be paid the export proceeds in rupees from the balance in the designated special “vostro” account of the correspondent bank of the partner country.
In addition, Indian exporters may receive advance payments against exports from overseas importers in Indian rupees through the above mechanism. Before allowing any such receipt of advance payments against exports, Indian banks shall ensure that available funds in these accounts are first used towards payment obligations arising out of already executed export orders/export payments.
The balance in the special “vostro” accounts may be used for:

i)	Payments for projects and investments;

ii)	Export/import advance flow management; and

iii)	Investments in government treasury bills, government securities etc. within existing guidelines and prescribed limits as well as subject to FEMA and similar statutory provisions.
Disclosures pursuant to Section 13(r) of the Exchange Act
Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), an issuer is required to disclose in its periodic reports whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure may be required even where the activities, transactions or dealings were conducted in compliance with applicable law. Except as set forth below, as of the date of this annual report, HDFC Bank is not aware of any other activity, transaction or dealing by it or any of its affiliates during the year ended March 31, 2022 that requires disclosure under Section 13(r) of the Exchange Act. An individual customer of HDFC Bank was designated by the United States as a Specially Designated Global Terrorist (“SDGT”) under Executive Order 13224 in June 2021. HDFC Bank provided several banking, credit and brokerage products and services to this customer, which were initiated prior to the customer’s designation. With respect to this customer, during the period covered by this report, HDFC Bank blocked five accounts, a credit card, a brokerage account and an investment services account, and terminated two outstanding loans and access to a safe deposit box. HDFC Bank intends to continue blocking this customer’s accounts while he remains designated as an SDGT. Revenue and net income generated by HDFC Bank in connection with the above-described products and services in the year ended March 31, 2022 were negligible relative to the overall revenue and net income of HDFC Bank.

EXCHANGE CONTROLS
Restrictions on Conversion of Rupees
There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the RBI determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0 percent of the foreign exchange received on trade or by current account at a market-determined rate and the remaining 40.0 percent at the official rate. All importers were, however, required to buy foreign exchange at the market rate, except for certain priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the RBI announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the Government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment. The Government has also, since 1999, relaxed restrictions on capital account transactions by resident Indians. For example, the RBI permits persons resident in India to remit monies outside India for any permissible current or capital account transaction or a combination of both. The limit for such remittances varies: it has been increasing since 2000 and was US$ 200,000 per financial year, but was reduced to US$ 75,000 in September 2013 for exchange control purposes. As a result of stability in the foreign exchange market, this limit was enhanced to US$ 125,000 in June 2014 and, as of June 2015, has been further increased to US$ 250,000 per person per year.
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
In April 2014, the provisions of the Companies Act regulating the issuance of ADSs by Indian companies came into force. In May 2014, the Government of India accepted the recommendations of the M.S. Sahoo Committee, which had drafted a new scheme to regulate ADRs. On October 21, 2014, the Government notified the Depository Receipts Scheme 2014 (“DR Scheme”), which came into force on December 15, 2014. The relevant provisions of the Companies Act and the DR Scheme will only apply to depository receipts (including ADSs) issued after April 1, 2014, and the date of the notification of the DR Scheme, respectively. In October 2019, the SEBI issued a framework for the issuance of depository receipts by a listed company. It includes the eligibility criteria for such companies, the permissible jurisdictions where such issuance or transfer may be done and the obligations of listed companies while issuing depository receipts. This framework also provides the obligations of Indian depositories and domestic custodians, whereby Indian depositories are required to develop a system to monitor the foreign holding, including that held by way of depository receipts, as per the limits prescribed under the Foreign Exchange Management Act, 1999 and applicable SEBI Regulations, and to disseminate the information regarding outstanding depository receipts and available limits for conversion. For this purpose, the framework requires Indian depositories to make necessary arrangements with the domestic custodian and/or a foreign depository. In October 2020, the SEBI issued broad operational guidelines for the above purpose.
In February 2021, the SEBI issued the master circular for depositories, which consolidated the regulations governing ADRs as well as depository receipts.

Two-Way
Fungibility of ADSs
The RBI permits the
re-conversion
of shares of Indian companies into ADSs, subject to the following conditions:

•	the Indian company has issued ADSs;

•	the shares of the Indian company are purchased by a registered stockbroker in India in the name of the depository, on behalf of the non-resident investor who wishes to convert such shares into ADSs;

•	shares are purchased on a recognized stock exchange;

•	the shares are purchased with the permission of the custodian of the ADSs of the Indian company and are deposited with the custodian;

•	the number of shares so purchased does not exceed the ADSs converted into underlying shares, and is in compliance with the sectoral caps applicable under the Foreign Direct Investment regime; and

•	the non-resident investor, broker, custodian and the overseas depository comply with the provisions of the Depository Receipt Mechanism and the guidelines issued in relation thereto from time to time.
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
An investor who surrenders an ADS and withdraws equity shares may be entitled to redeposit those equity shares in the depositary facility in exchange for ADSs, and the depositary may accept deposits of outstanding equity shares purchased by a non-resident
on the local stock exchange and issue ADSs representing those equity shares. However, in each case, the aggregate number of equity shares re-deposited
or deposited by such persons cannot exceed the number of shares represented by ADSs as have been previously cancelled and not already replaced by further newly issued ADSs. The RBI has issued a notification, inter alia
, permitting Indian companies to sponsor ADS issues against shares held by their shareholders at a price to be determined by the lead manager. Investors who seek to sell any equity shares in India withdrawn from the depositary facility and to convert the rupee proceeds from the sale into foreign currency and repatriate the foreign currency from India will, subject to the foregoing, not have to obtain RBI approval for each transaction.

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES
Investment in equity instruments of a company in India by a person resident outside India is governed by the Foreign Exchange Management Act, 1999 (the “Foreign Exchange Management Act”), and the Foreign Exchange Management
(Non-debt
Instruments) Rules 2019 (the “NDI Rules”). An investment by a person resident outside India which does not comply with the conditions of the NDI Rules requires prior permission of the RBI, which may be provided in consultation with the Government subject to such conditions as may be considered necessary. The NDI Rules supersede the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2017 (the “FEMA Transfer or Issue of Security Regulations 2017”). As was provided under FEMA Transfer or Issue of Security Regulations 2017, the NDI Rules also prescribe an “automatic route” under which no prior consent and approval is required from the RBI or the Government for FDI in certain industries within specified sectoral caps. In respect of all industries that do not fall under the automatic route, and in respect of investments which do not comply with the conditions mentioned under the automatic route, approval is required from the Government under the “government route”.
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
non-resident
ownership:
Foreign Direct Investment
The Government has put in place a policy framework on FDI that is embodied in the circular on Consolidated FDI Policy, which is generally updated periodically to include the regulatory changes effected in the interim. The Department for Promotion of Industry and Internal Trade (“DPIIT”), Ministry of Commerce and Industry and the Government make policy pronouncements on FDI through press notes/press releases which are notified as amendments to the applicable rules and regulations issued under FEMA. These notifications take effect from the date of issue of the press notes/press releases, unless specified otherwise therein. The procedural instructions may be issued by the RBI vide A.P. (DIR Series) Circulars. The regulatory framework, over a period of time, thus, consists of acts, regulations, press notes, press releases and clarifications that are consolidated in the circular on Consolidated FDI Policy from time to time.
The present Consolidated FDI Policy subsumes and supersedes all press notes, press releases, clarifications and circulars issued by the DPIIT that were in force as of October 15, 2020, and reflects the FDI policy as of October 15, 2020. Certain actions, such as those listed below, require government approval in consultation with the DIPP by way of prior approval from the administrative ministries or departments:

•	foreign investments, including a transfer of shares, in excess of specified sectoral caps;

•
transfer of control and/or ownership (as a result of a share transfer and/or new share issuance) pursuant to an amalgamation, merger or acquisition of an Indian company engaged in an activity having limitations on foreign ownership, currently owned or controlled by resident Indian citizens and Indian companies, which are owned or controlled by resident Indian citizens to a non-resident
entity;

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
., Pakistan, Bangladesh, Afghanistan, Nepal, Bhutan, Myanmar and China, each a “Neighboring Country”) or (b) where the beneficial owner of an investment into India is (i) situated in a Neighboring Country or (ii) a citizen of a Neighboring Country.

Subject to certain exceptions, FDI and investment by
non-resident
Indians in Indian companies do not require the prior approval of the Government of India (acting through the concerned ministries or departments) or the RBI. The Government of India has indicated that in all cases where FDI is allowed under the automatic route pursuant to the Consolidated FDI Policy, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. For cases that do require an FDI approval, including cases approved by the Government in the past, the monitoring and compliance of conditions shall be done by the concerned administrative ministries and departments. Further, in cases where the approval of the Government of India is obtained, no approval of the RBI is required. In both cases, the prescribed applicable norms with respect to determining the price at which the shares may be issued by the Indian company to the non-resident
investor would need to be complied with, and a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.
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

•
An FPI may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of an FPI to below 10 percent of the capital of the Indian banking company. With effect from April 1, 2020, the aggregate limit for FPI investment is prescribed by sectoral caps applicable to Indian companies in relation to FDI, in accordance with the NDI Rules. Subject to a resolution of the board of directors and a special resolution of the shareholders of the Indian banking company, the 74 percent limit ordinarily applicable to Indian banking companies could be decreased to 24 percent, or 49 percent of the total paid-up
capital of a private sector banking company before March 31, 2020. An Indian banking company which has decreased its aggregate limit of FDI investment can increase it again, to the aggregate limit of 74 percent. However, once the aggregate limit of FPI investment is increased, the same cannot be reduced to a lower threshold by the Indian banking company. The total holding by each FPI or an investor group shall be less than 10 percent of the total paid-up
capital on a fully diluted basis or less than 10 percent of the paid-up
value of each series of debentures or preference shares or share warrants issued by an Indian company, and the total holdings of all FPIs put together, including any other direct and indirect foreign investments in the Indian company permitted under these rules, shall not exceed 24 percent of paid-up
equity capital on a fully diluted basis or
paid-up
value of each series of debentures or preference shares or share warrants. The aggregate limit of 24 percent may be increased by the Indian company concerned up to the sectoral cap/statutory ceiling, as applicable, with the approval of its board of directors and its general body through a resolution and a special resolution, respectively.

•
No single
non-resident
Indian may own more than 5 percent of the total
paid-up
capital of a private sector banking company, and the aggregate holdings of all NRIs and OCIs cannot exceed 10 percent of the total paid-up
capital. However,
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
Instrument) Rules 2019.

FPI Regulations
The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014 have been replaced by the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations 2019 (the “FPI Regulations”). SEBI has also issued operational guidelines dated November 5, 2019 under the FPI Regulations (the “FPI Operational Guidelines”), which have been modified subsequently on April 29, 2022.
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
The FPI Regulations specify that the shares purchased by a single FPI or an investor group must be below 10 percent of the total paid-up
equity capital of a company on a fully diluted basis. It should be noted that multiple entities registered as FPIs, directly or indirectly, having common ownership of more than 50 percent or common control, shall be treated as part of the same investor group, and the investment limits of all such entities shall be combined to calculate the investment limit as applicable to a single FPI.
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
The FPI Operational Guidelines directs all the issuers of ODIs to identify and verify the beneficial owners in the subscriber entities who hold in excess of 25 percent, in the case of a company, 15 percent, in the case of partnership firms, trusts and unincorporated bodies, and 10 percent, in case the FPI is based in a high-risk jurisdiction. Prescribed documents for verification of the ODI subscribers and the beneficial owners are required to be submitted by the ODI issuers, and the ODI issuers are also required to file suspicious transaction reports in relation to the ODIs issued by them, if any, with the Indian Financial Intelligence Unit.
Investors in ADSs do not need to seek the specific approval from the Government of India to purchase, hold or dispose of their ADSs. Notwithstanding the foregoing, if an FPI, a non-resident
Indian or an overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership.
FPIs are now also permitted to acquire debt securities issued by infrastructure investment trusts and real estate investment trusts registered with SEBI.
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
Under the DR Scheme, an Indian company, listed or unlisted, private or public, is permitted to issue securities, including equity shares, through the depository receipt mechanism if such company has not been specifically prohibited from accessing capital markets or dealing in securities. Permissible securities that can be issued by an Indian company through the depository receipt mechanism are “securities” as defined under the Securities Contracts (Regulation) Act 1956, which includes, inter alia
, shares, bonds, derivatives and units of mutual funds, electronic gold receipts, bullion spot delivery contracts, bullion depository receipts with underlying bullion and similar instruments issued by private companies, provided that such securities are in dematerialized form.

The SEBI DR Circular defines “permissible securities” as equity shares and debt securities, which are in dematerialized form and rank pari passu
with the securities issued and listed on a recognized stock exchange. The SEBI DR Circular also provides the criteria for companies to be eligible to issue the permissible securities, and prohibits listed companies from issuing permissible securities if any of their promoters, promoter group or directors or selling shareholders are debarred from accessing the capital market by SEBI, any of the promoters or directors of the listed company are promoters or directors of any other company which is debarred from accessing the capital market by SEBI, the listed company or any of its promoters or directors are a willful defaulter, or any of its promoters or directors is a fugitive economic offender. The SEBI DR Circular further states that for the purpose of an initial issue and listing of depositary receipts, pursuant to transfer by existing holders, the listed company shall provide an opportunity to its equity shareholders to tender their shares for participation in such listing of depositary receipts.
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
In terms of the DR Scheme, securities can be issued through the depository receipt mechanism up to such a limit that the aggregate underlying securities issued to foreign depositories for issuance of depository receipts along with securities already held by persons resident outside India does not exceed the applicable foreign investment limits prescribed by regulations framed under the Foreign Exchange Management Act. Further, the SEBI DR Circular requires that within this limit, the maximum aggregate permissible securities which may be issued by the listed company or transferred by the existing holders for the purpose of issue of depository receipts shall be such that the listed company is able to ensure compliance with the minimum public shareholding requirement, after excluding the permissible securities held by the depository for the purpose of issue of depository receipts.
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
paid-up
capital of the private bank.
The DR Scheme provides that underlying securities shall not be issued to a foreign depository for issuance of depository receipts at a price which is less than the price applicable to a corresponding mode of issuance to domestic investors. The SEBI DR Circular further states that in case of a simultaneous listing of permissible securities on stock exchange(s) in India pursuant to a public offer/preferential allotment/qualified institutions placement, and depositary receipts on the international exchange, the price of issue or transfer of permissible securities, for the purpose of issuing depositary receipts by a foreign depository, shall not be less than the price finalized for the domestic investors under the applicable laws. Where permissible securities are issued by a listed company or transferred by the existing holders, for the purpose of issuing depositary receipts by a foreign depository, such permissible securities shall be issued at a price not less than the price applicable to a corresponding mode of issue of such permissible securities to domestic investors under the applicable laws.
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
The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2022. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on those criteria and our assessment we believe that, as of March 31, 2022, the Bank’s internal control over financial reporting was effective.
The Bank’s independent registered public accounting firm, KPMG Assurance and Consulting Services LLP, has issued an audit report on the Bank’s internal control over financial reporting.
HDFC BANK LIMITED
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai 400 013, India
July 29, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
HDFC Bank Limited
Opinion on Internal Control Over Financial Reporting
We have audited HDFC Bank Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated July 29, 2022 expressed an unqualified opinion on those consolidated financial statements.
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
July 29, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
HDFC Bank Limited
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and subsidiaries (the Company) as of March 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 29, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2(i) to the consolidated financial statements, the Company has changed its method of accounting for the recognition and measurement of credit losses as of April 1, 2020 due to the adoption of ASC Topic 326, Financial Instruments—Credit Losses.
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
The accompanying consolidated financial statements as of and for the year ended March 31, 2022 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and, in our opinion, such financial statements expressed in Indian rupee have been translated into United States dollars on the basis set forth in Note 2(z) to the consolidated financial statements.

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
Assessment of allowance for credit losses for loans evaluated on a collective basis
As discussed in Notes 2 (i) and 9 to the consolidated financial statements, the Company’s allowance for credit losses for loans as of March 31, 2022 was Rs. 372,671.8 million, of which Rs. 334,217.7 million related to the allowance for credit losses on loans evaluated on a collective basis (the collective ACL). The methodology for estimating the amount of credit losses reported in the allowance for credit losses has a pooled component for expected credit losses for pools of loans that share similar risk characteristics. The collective ACL is primarily based on the Company’s estimate of probability of default (PD), loss given default (LGD), and exposure at default (EAD), determined for the respective risk pools. The Company estimated the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts. The Company relies on a single macroeconomic variable that is relevant to the specific pool of loans to develop a reasonable and supportable forecast specific to the relevant macroeconomic variable. After the reasonable and supportable forecast period, the Company reverts to the historical average default rate for the remaining expected life of the loans over a straight line basis. The quantitative component of the collective ACL is the product of multiplying the PD, LGD, and EAD. Any adjustments needed to the modeled expected losses in the quantitative calculations are addressed through a qualitative adjustment. The qualitative adjustment, among other things includes the uncertainty of forward-looking scenarios based on the likelihood and severity of a possible recession; the uncertainty of economic conditions related to an alternative downside scenario; certain portfolio characteristics and concentrations; collateral coverage; model limitations; idiosyncratic events; and other relevant criterias.
We identified the assessment of the collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ACL due to significant measurement uncertainty. Specifically, this assessment encompassed the evaluation of the various components of the collective ACL methodology, including the methods and models used to estimate the PD, LGD and their significant assumptions. Such significant assumptions included pooling of loans, macroeconomic conditions, , remaining expected life structure, the historical look-back period, credit rating models for wholesale loans and similar risk characteristics for homogenous retail loans. The assessment also included the evaluation of the qualitative adjustments and their significant assumptions, including consideration of the uncertainty of forward-looking scenarios based on the likelihood and severity of a possible recession; the uncertainty of economic conditions related to an alternative downside scenario; certain portfolio characteristics and concentrations; collateral coverage; model limitations; and idiosyncratic events. The assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD and credit rating models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the collective ACL estimate including controls over the:

•	development and review of the Company’s collective ACL methodology

•	development and validation of the PD, LGD and credit rating models

•	identification and determination of the significant assumptions used in the PD and LGD models and the qualitative adjustments and

•	analysis of the collective ACL results and trends.
We evaluated the Company’s process to develop the collective ACL estimate by reviewing certain sources of data, factors and assumptions that the Company used and considered the appropriateness, relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

•	evaluating the Company’s collective ACL methodology and key assumptions for compliance with U.S. generally accepted accounting principles

•
evaluating judgments made by the Company relative to the development and performance testing of PD, LGD and credit rating models by comparing them to relevant applicable industry and regulatory practices

•
assessing the conceptual soundness and performance review of the PD, LGD and credit rating models by inspecting the model documentation to determine whether the models are suitable for their intended use

•	evaluating the methodology used for the macroeconomic conditions assumption by comparing it to the Company’s business environment and relevant industry practices

•	assessing the appropriateness of the source for macroeconomic conditions through comparison to publicly available forecasts

•	evaluating the remaining expected life structure and length of the historical look-back period by comparing them to specific portfolio risk characteristics and trends

•	determining whether the loan portfolio is pooled by similar risk characteristics by comparing to the Company’s business environment and relevant industry practices and

•
evaluating the appropriateness of the qualitative adjustments and the effect of those adjustments on the collective ACL by reviewing relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative models.

We also assessed the sufficiency of the audit evidence obtained related to the collective ACL estimate by evaluating the:

•	Cumulative results of the audit procedures

•	Qualitative aspects of the Company’s accounting and

•	Potential bias in the accounting estimates.
/s/ KPMG Assurance and Consulting Services LLP
We have served as the Company’s auditor since 2015.
Mumbai, India
July 29, 2022

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2021		March 31, 2022		March 31, 2022

	(In millions, except number of shares)
ASSETS:
Cash and due from banks, and restricted cash	Rs.	930,694.7	Rs.	1,122,031.1	US$	14,788.9
Investments held for trading, at fair value		99,620.2		53,199.5		701.2
Investments available for sale debt securities, at fair value [includes restricted investments of Rs. 1,694,645.4 and Rs. 1,648,213.8 (US$ 21,724.2), as of March 31, 2021 and March 31, 2022, respectively]		4,275,449.9		4,388,563.1		57,843.2
Securities purchased under agreements to resell		270,060.0		373,053.3		4,917.0
Loans [net of allowance of Rs. 343,528.7 and Rs. 372,671.8 (US$ 4,911.9), as of March 31, 2021 and March 31, 2022, respectively]		11,700,189.2		14,036,872.2		185,012.2
Accrued interest receivable		118,762.9		134,467.7		1,772.3
Property and equipment, net		53,094.4		65,826.4		867.6
Goodwill		74,937.9		74,937.9		987.7
Other assets		456,972.8		864,754.3		11,397.8

Total assets	Rs.	17,979,782.0	Rs.	21,113,705.5	US$	278,287.9

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	11,226,467.8	Rs.	13,197,979.7	US$	173,955.2
Non-interest-bearing deposits		2,110,762.4		2,382,052.2		31,396.5

Total deposits		13,337,230.2		15,580,031.9		205,351.7
Securities sold under repurchase agreements		356,059.2		151,844.9		2,001.4
Short-term borrowings		239,264.1		554,167.6		7,304.2
Accrued interest payable		77,969.1		82,412.8		1,086.2
Long-term debt		1,174,758.2		1,554,333.4		20,486.8
Accrued expenses and other liabilities		631,096.4		681,461.5		8,981.9

Total liabilities	Rs.	15,816,377.2	Rs.	18,604,252.1	US$	245,212.2

Commitments and contingencies (see note 26)
Shareholders’ equity:
Equity shares: par value—Rs. 1.0 each; authorized 6,500,000,000 shares and 6,500,000,000 shares; issued and outstanding 5,512,776,482 shares and 5,545,540,976 shares, as of March 31, 2021 and March 31, 2022, respectively	Rs.	5,512.8	Rs.	5,545.5	US$	73.1
Additional paid-in capital		794,220.3		834,615.2		11,000.6
Retained earnings		897,873.7		1,153,191.1		15,199.6
Statutory reserve		434,835.3		529,279.1		6,976.1
Accumulated other comprehensive income (loss)		27,186.3		(17,792.5)		(234.5)

Total HDFC Bank Limited shareholders’ equity		2,159,628.4		2,504,838.4		33,014.9
Noncontrolling interest in subsidiaries		3,776.4		4,615.0		60.8
Total shareholders’ equity		2,163,404.8		2,509,453.4		33,075.7

Total liabilities and shareholders’ equity	Rs.	17,979,782.0	Rs.	21,113,705.5	US$	278,287.9

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2020		2021		2022		2022

	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	981,794.8	Rs.	1,017,047.8	Rs.	1,057,925.6	US$	13,943.9
Trading securities		7,392.1		3,373.8		1,647.5		21.7
Available for sale debt securities		198,383.2		226,690.9		240,943.0		3,175.7
Other		24,412.8		28,855.1		32,620.9		430.0

Total interest and dividend revenue		1,211,982.9		1,275,967.6		1,333,137.0		17,571.3
Interest expense:
Deposits		507,888.8		501,260.2		489,010.1		6,445.4
Short-term borrowings		27,216.8		12,531.8		17,675.2		233.0
Long-term debt		83,200.5		78,361.5		77,456.3		1,020.9
Other		149.4		127.6		155.9		2.1

Total interest expense		618,455.5		592,281.1		584,297.5		7,701.4

Net interest revenue		593,527.4		683,686.5		748,839.5		9,869.9
Provision for credit losses		117,621.9		154,233.4		126,979.5		1,673.6

Net interest revenue after provision for credit losses		475,905.5		529,453.1		621,860.0		8,196.3

Non-interest revenue, net:
Fees and commissions		160,099.5		165,410.4		202,979.5		2,675.4
Trading securities gain/(loss), net		1,323.4		1,481.0		2,455.5		32.4
Realized gain/(loss) on sales of available for sale debt securities, net		25,826.2		55,925.2		16,745.8		220.7
Allowance on available for sale debt securities (1)		(9,109.0)		(2,915.1)		2,915.1		38.4
Foreign exchange transactions		15,265.6		27,762.6		34,851.4		459.4
Derivatives gain/(loss), net		3,550.0		(3,253.0)		1,422.0		18.7
Other, net		1,263.3		8,564.6		9,204.9		121.3

Total non-interest revenue, net		198,219.0		252,975.7		270,574.2		3,566.3

Total revenue, net		674,124.5		782,428.8		892,434.2		11,762.6

Non-interest expense:
Salaries and staff benefits		130,506.9		143,755.9		165,287.7		2,178.6
Premises and equipment		31,533.9		35,763.2		36,236.0		477.6
Depreciation and amortization		12,800.3		13,860.2		16,816.9		221.7
Administrative and other		133,439.4		149,223.0		154,931.4		2,042.1

Total non-interest expense		308,280.5		342,602.3		373,272.0		4,920.0

Income before income tax expense		365,844.0		439,826.5		519,162.2		6,842.6
Income tax expense		105,480.0		113,820.1		132,559.2		1,747.2

Net income before noncontrolling interest	Rs.	260,364.0	Rs.	326,006.4	Rs.	386,603.0	US$	5,095.4
Less: Net income attributable to shareholders of noncontrolling interest		94.1		29.3		602.6		7.9

Net income attributable to HDFC Bank Limited	Rs.	260,269.9	Rs.	325,977.1	Rs.	386,000.4	US$	5,087.5

Per share information: (see note: 28)
Earnings per equity share—basic	Rs.	47.59	Rs.	59.27	Rs.	69.76	US$	0.92
Earnings per equity share—diluted	Rs.	47.27	Rs.	59.02	Rs.	69.38	US$	0.91
Per ADS information (where 1 ADS represents 3 shares): (see note: 28)
Earnings per ADS—basic	Rs.	142.77	Rs.	177.81	Rs.	209.28	US$	2.76
Earnings per ADS—diluted	Rs.	141.81	Rs.	177.06	Rs.	208.14	US$	2.73
Dividends declared per equity share	Rs.	2.5	Rs	6.5	Rs	15.5	US$	0.2

(1)	For fiscal year 2020 the amount represents Other than temporary impairment. The Bank adopted the CECL accounting guidance on April 1, 2020.
See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal years ended March 31,
	2020		2021		2022		2022

	(In millions)
Net income before noncontrolling interest	Rs.	260,364.0	Rs.	326,006.4	Rs.	386,603.0	US$	5,095.4
Other comprehensive income, net of tax:
Foreign currency translation adjustment:
Net unrealized gain (loss) arising during the period [net of tax Rs. (426.7), Rs. 381.0 and Rs. (436.4), as of March 31, 2020, March 31, 2021 and March 31, 2022, respectively]		1,771.7		(1,132.8)		1,297.5		17.1
Available for sale debt securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. (15,704.2), Rs. 249.0 and Rs. 12,138.8, as of March 31, 2020, March 31, 2021 and March 31, 2022, respectively]		47,574.2		(740.6)		(36,088.6)		(475.7)
Reclassification adjustment for net (gain) loss included in net income [net of tax Rs. 4,739.2, Rs. 7,827.8 and Rs. 3,426.8, as of March 31, 2020, March 31, 2021 and March 31, 2022, respectively]		(8,823.1)		(23,271.9)		(10,187.7)		(134.3)

Other comprehensive income, net of tax		40,522.8		(25,145.3		(44,978.8)		(592.9)
Total comprehensive income		300,886.8		300,861.1		341,624.2		4,502.5
Less: Comprehensive income attributable to shareholders of noncontrolling interest		94.1		29.3		602.6		7.9

Comprehensive income attributable to HDFC Bank Limited	Rs.	300,792.7	Rs .	300,831.8	Rs.	341,021.6	US$	4,494.6

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2020		2021		2022		2022

	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	260,364.0	Rs.	326,006.4	Rs.	386,603.0	US$	5,095.4
Adjustment to reconcile net income to net cash provided by operating activities
Provision for credit losses		117,621.9		154,233.4		126,979.5		1,673.6
Depreciation and amortization		12,800.3		13,860.2		16,816.9		221.7
Amortization of deferred customer acquisition costs and fees		11,673.2		7,930.2		10,912.3		143.8
Amortization of premium (discount) on investments		5,196.8		5,875.3		8,493.3		111.9
Allowance on available for sale debt securities		9,109.0		2,915.1		(2,915.1)		(38.4)
Deferred tax expense/ (benefit)		(101.2)		(8,267.3)		(9,887.3)		(130.3)
Other gains, net		133.7		(7,428.4)		(7,206.5)		(95.0)
Share-based compensation expense		7,476.1		10,603.5		13,874.5		182.9
Net realized (gain) loss on sale of available for sale debt securities		(25,826.2)		(55,925.2)		(16,745.8)		(220.7)
(Gain) loss on disposal of property and equipment, net		81.9		(16.2)		(0.9)		—
Unrealized exchange (gain) loss		3,312.5		(356.8)		(4,813.0)		(63.4)
Net change in:
Investments held for trading		(227,480.4)		388,530.5		48,845.7		643.8
Accrued interest receivable		(9,752.6)		(15,804.6)		(15,640.8)		(206.2)
Other assets		(140,959.9)		82,993.4		(26,227.6)		(345.7)
Accrued interest payable		563.7		(2,073.9)		4,417.8		58.2
Accrued expense and other liabilities		146,966.9		18,700.6		47,512.2		626.2

Net cash provided by operating activities		171,179.7		921,776.2		581,018.2		7,657.8

Cash flows from investing activities:
Term placements, net		6,055.7		4,168.0		(366,297.2)		(4,828.0)
Activity in available for sale debt securities:
Purchases		(2,608,516.6)		(3,217,140.1)		(1,736,498.7)		(22,887.8)
Proceeds from sales		1,214,082.0		1,609,149.3		766,585.0		10,103.9
Maturities, prepayments and calls		653,889.0		784,327.6		807,572.1		10,644.2
Net change in repurchase agreements and reverse repurchase agreements		160,195.5		(171,982.8)		(307,207.6)		(4,049.1)
Loans purchased		(252,738.1)		(189,797.8)		(282,420.1)		(3,722.4)
Repayments on loans purchased		122,821.6		124,275.6		156,441.9		2,062.0
Increase in loans originated, net of principal collections		(1,428,007.7)		(1,446,355.1)		(2,328,833.2)		(30,695.0)
Additions to property and equipment		(18,294.3)		(17,806.5)		(26,324.4)		(347.0)
Proceeds from sale or disposal of property and equipment		182.4		152.8		199.1		2.6
Activity in equity securities, net		(157.9)		(140.7)		14,503.3		191.2

Net cash used in investing activities		(2,150,488.4)		(2,521,149.7)		(3,302,279.8)		(43,525.4)

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2020		2021		2022		2022

	(In millions)
Cash flows from financing activities:
Net increase in deposits		2,213,972.5		1,882,763.1		2,237,238.5		29,487.8
Net increase (decrease) in short-term borrowings		(277,587.3)		(138,024.7)		314,735.9		4,148.4
Proceeds from issue of shares by a subsidiary to noncontrolling interests		466.8		492.4		691.8		9.1
Proceeds from issuance of long-term debt		272,104.7		481,989.2		722,908.9		9,528.3
Repayment of long-term debt		(315,209.6)		(326,285.0)		(353,325.7)		(4,657.0)
Proceeds from issuance of equity shares for options exercised		18,486.8		17,601.0		26,097.3		344.0
Payment of dividends and dividend tax		(66,447.3)		(166.6)		(36,239.2)		(477.6)

Net cash provided by financing activities		1,845,786.6		1,918,369.4		2,912,107.5		38,383.0

Effect of exchange rate changes on cash and due from banks, and restricted cash		10,610.5		(262.2)		490.5		6.5
Net change in cash and due from banks, and restricted cash		(122,911.6)		318,733.7		191,336.4		2,521.9
Cash and due from banks, and restricted cash, beginning of year		734,872.6		611,961.0		930,694.7		12,267.0

Cash and due from banks, and restricted cash, end of year	Rs.	611,961.0	Rs.	930,694.7	Rs.	1,122,031.1	US$	14,788.9

Supplementary cash flow information:
Interest paid	Rs.	617,749.1	Rs.	594,390.9	Rs.	579,853.8	US$	7,642.7
Income taxes paid, net of refunds	Rs.	104,013.4	Rs.	130,214.5	Rs.	148,381.6	US$	1,955.7
Non-cash investment activities
i) Payable for purchase of property and equipment	Rs.	1,232.7	Rs.	2,061.2	Rs.	5,483.3	US$	72.3
ii) Trade date sale receivable of available for sale debt securities	Rs.	32,730.8	Rs.	—	Rs.	749.8	US$	9.9
iii) Operating lease right-of-use assets represent non-cash investing activities. Refer to note 26-Lease commitments for more information and balances as at March 31, 2022.
See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2019	5,446,613,220	Rs.	5,446.6	Rs.	739,763.6	Rs.	587,235.2	Rs.	288,321.1	Rs.	11,808.8	Rs.	1,632,575.3	Rs.	3,049.3	Rs.	1,635,624.6
Shares issued upon exercise of options	36,673,240		36.7		18,450.1								18,486.8				18,486.8
Share-based compensation					7,476.1								7,476.1				7,476.1
Dividends, including dividend tax							(66,447.3)						(66,447.3)				(66,447.3)
Change in ownership interest in subsidiary					198.8								198.8		(198.8)		—
Shares issued to noncontrolling interest													—		466.8		466.8
Transfer to statutory reserve							(67,717.2)		67,717.2				—				—
Net income							260,269.9						260,269.9		94.1		260,364.0
Net change in accumulated other comprehensive income											40,522.8		40,522.8				40,522.8
Balance at March 31, 2020	5,483,286,460	Rs.	5,483.3	Rs.	765,888.6	Rs.	713,340.6	Rs.	356,038.3	Rs.	52,331.6	Rs.	1,893,082.4	Rs.	3,411.4	Rs.	1,896,493.8

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2020	5,483,286,460	Rs.	5,483.3	Rs.	765,888.6	Rs.	713,340.6	Rs.	356,038.3	Rs.	52,331.6	Rs.	1,893,082.4	Rs.	3,411.4	Rs.	1,896,493.8
Adoption of accounting standard (1)							(62,480.4)						(62,480.4)				(62,480.4)
Shares issued upon exercise of options	29,490,022		29.5		17,571.5								17,601.0				17,601.0
Share-based compensation					10,603.5								10,603.5				10,603.5
Dividends							(166.6)						(166.6)				(166.6)
Change in ownership interest in subsidiary					156.7								156.7		(156.7)		—
Shares issued to noncontrolling interest													—		492.4		492.4
Transfer to statutory reserve							(78,797.0)		78,797.0				—				—
Net income							325,977.1						325,977.1		29.3		326,006.4
Net change in accumulated other comprehensive income											(25,145.3)		(25,145.3)				(25,145.3)
Balance at March 31, 2021	5,512,776,482	Rs.	5,512.8	Rs.	794,220.3	Rs.	897,873.7	Rs.	434,835.3	Rs.	27,186.3	Rs.	2,159,628.4	Rs.	3,776.4	Rs.	2,163,404.8

(1)	Effective April 1, 2020, the Bank adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (see notes 2g, 2i, 5, 9, 20 and 23).
See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid In Capital		Retained Earnings		Statutory Reserve*		Accumulated Other Comprehensive Income (loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling interest		Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2021	5,512,776,482	Rs.	5,512.8	Rs.	794,220.3	Rs.	897,873.7	Rs.	434,835.3	Rs.	27,186.3	Rs.	2,159,628.4	Rs.	3,776.4	Rs.	2,163,404.8
Shares issued upon exercise of options	32,764,494		32.7		26,064.6								26,097.3				26,097.3
Share-based compensation					13,874.5								13,874.5				13,874.5
Dividends							(36,239.2)						(36,239.2)				(36,239.2)
Change in ownership interest in subsidiary					455.8								455.8		(455.8)		—
Shares issued to noncontrolling interest													—		691.8		691.8
Transfer to statutory reserve							(94,443.8)		94,443.8				—				—
Net income							386,000.4						386,000.4		602.6		386,603.0
Net change in accumulated other comprehensive income											(44,978.8)		(44,978.8)				(44,978.8)
Balance at March 31, 2022	5,545,540,976	Rs.	5,545.5	Rs.	834,615.2	Rs.	1,153,191.1	Rs.	529,279.1	Rs.	(17,792.5)	Rs.	2,504,838.4	Rs.	4,615.0	Rs.	2,509,453.4
Balance at March 31, 2022	5,545,540,976	US$	73.1	US$	11,000.6	US$	15,199.6	US$	6,976.1	US$	(234.5)	US$	33,014.9	US$	60.8	US$	33,075.7

*
Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to anon-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Bank overview
HDFC Bank Limited (the “Bank”) was incorporated in August 1994 with its registered office in Mumbai, India. The Bank is a banking company governed by India’s Banking Regulation Act, 1949. The Bank’s shares are listed on the BSE Limited (formerly known as Bombay Stock Exchange Limited) and The National Stock Exchange of India Ltd. Its American Depositary Shares (“ADS”) are listed on the New York Stock Exchange. Global Depositary Receipts (“GDR”) which were listed on the Luxembourg Stock Exchange have since been delisted effective July 15, 2019.
The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 21.1% and 21.0% of the Bank’s equity as of March 31, 2021 and March 31, 2022, respectively. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.
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
,
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
The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights and/or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in
Non-interest
revenue, other. The Bank consolidates Variable Interest Entities (“VIEs”) where the Bank is determined to be the primary beneficiary (see note 2j). All significant inter-company balances and transactions are eliminated on consolidation.
b. Basis of presentation
These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act 1949 and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences, insofar as they relate to the Bank, include the determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred taxes, stock-based compensation, loan origination fees, derivative financial instruments, business combination, lease accounting and the presentation format and disclosures of the financial statements and related notes.

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
e. Customer acquisition costs
Customer acquisition costs principally consist of commissions paid to third-party referral agents who source retail loans and such costs are deferred and amortized as a yield adjustment over the life of the loans. Advertising and marketing expenses incurred to solicit new business are expensed as incurred.
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
All other securities, including mortgage-and asset-backed securities, are actively managed as part of the Bank’s treasury operations. The issuers of such securities are either government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly-rated.
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
Non-marketable
equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and impairment, if any. The Bank’s review for impairment for equity method, cost method and measurement alternative securities typically includes an analysis of the facts and circumstances of each security, the intent or requirement to sell the security, and the expectations of cash flows.
Fair values are based on market quotations where a market quotation is available or otherwise based on present values at current interest rates for such investments.
Transfers between categories are recorded at fair value on the date of the transfer.
g. Impairment of debt securities
Up to March 31, 2020, declines in the fair value of held to maturity and available for sale debt securities below their carrying value that were other than temporary were reflected in net income as other than temporary impairment losses, based on management’s best estimate of the fair value of the investment. The Bank conducted a review each year to identify other than temporary declines based on an evaluation of all significant factors. The Bank’s review of impairment generally entailed identification and evaluation of investments that had indications of possible impairment, analysis of evidential matter, including an evaluation of factors or triggers that would or could cause individual investments to have other than temporary impairment and documentation of the results of these analysis, as required under business policies. Estimates of any declines in the fair value of credit substitute securities that were other than temporary were measured on a case-by-case
basis together with loans to those customers. The Bank did not recognize an impairment for debt securities if the cause of the decline was related solely to interest rate increase and the Bank did not intend to sell the security and it was not more likely than not that the Bank would be required to sell the security before recovery of its amortized cost basis.
The Bank adopted ASU
2016-13,
Financial Instruments– Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL) with effect from April 1, 2020. The Bank conducts a review of all available-for-sale
debt securities with fair value below their carrying value or with zero loss expectation. The Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The allowance is increased or decreased if credit conditions subsequently worsen or improve. A reversal of credit losses is recognized in earnings. The Bank recognizes the entire difference between amortized cost basis and fair value in earnings for impaired AFS debt securities that the Bank has an intent to sell or for which the Bank believes it will more-likely-than-not
be required to sell prior to recovery of the amortized cost basis. The Bank applied ASC 326 to AFS debt securities when Other Than Temporary Impairment has been recognized before the adoption. Amortized cost of a security, including the security’s effective interest rate where an other-than-temporary impairment had been recognized up to March 31, 2020 has remained unchanged. Amounts previously recognized in accumulated other comprehensive income as of the adoption date that relate to improvements in cash flows continue to be accreted to interest income over the remaining life of the security on a level-yield basis. Recoveries of amounts previously written off relating to improvements in cash flows after the date of adoption are recorded to income in the period received. The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on debt securities in a timely manner in line with the Bank’s non-accrual
and past due policies and also on any debt security classified as
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
Interest is accrued on the unpaid principal balance and is included in interest income. Loans are generally placed on
“non-accrual”
status when interest or principal payments are ninety days past due or if they are considered non-performing,
at which time no further interest is accrued and any unrealized interest recognized in the income statement is reversed. Interest income and principal payments on loans placed on non-accrual
status is recognized when received. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current, and future payments are reasonably assured.

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
Retail
Up to March 31, 2020 the Bank’s retail loan loss allowance consisted of specific allowance and allowance for loans collectively evaluated for impairment (termed as “unallocated allowance”). The Bank established a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due and the nature of the security available. Additionally, the Bank monitored loan to value ratios for loans against securities. The loans were charged off against allowances typically when the account became 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off were 150 days past due for personal loans, credit card receivables, auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believed that any future cash flows from these loans were remote
,
including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. Subsequent recoveries, if any, against write-off
cases, were adjusted to provision for credit losses in the consolidated statement of income. The Bank also recorded unallocated allowances for its retail loans by product type. The Bank’s retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. The Bank established an unallocated allowance for loans in each product group based on its estimate of the overall portfolio quality, asset growth, economic conditions and other risk factors. The Bank estimated its unallocated allowance for retail loans based on its probability of default and loss given default, determined for the respective risk pools.
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

The Bank’s allowance for credit losses comprises:

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
The Bank’s portfolio is bifurcated into Retail and Wholesale portfolios, wherein the Retail portfolio is segmented into homogenous pools using various factors such as nature of product, delinquencies, and other demographic and behavioral variables of the borrowers. The wholesale portfolio is segmented into various risk grades on the basis of a host of quantitative and qualitative factors including financial performance, industry risk, business risk and management quality. The allowance for loan-related losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of outstanding loans and lending-related commitments that are not unconditionally cancellable. The Bank does not record an allowance for future draws on unconditionally cancellable lending-related commitments (e.g., credit cards). The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on loans more than 90 days past due and in the case of agricultural loans more than 365 days past due, and also on any loans classified as non-performing.
The expected life for retail loans and wholesale loans is determined based on their contractual term and expected prepayments. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account. The Bank has Unconditionally Cancellable Clause (“UCC”) for credit card lines and as allowed by CECL accounting guidance, the Bank makes an allowance only for debt drawn at the time of expected loss measurement. The Bank applies expected principal payments to the credit card receivable balances existing at the reporting date until the balance is exhausted.
The estimate of expected credit losses includes expected recoveries of amounts previously charged off or expected to be charged off, even if such recoveries result in a negative allowance. The Retail loans are charged off against allowances typically when the account becomes 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days for auto loans, commercial vehicle and construction equipment finance, 720 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. The wholesale Loans are charged off against the allowance when management believes that the loan balance may not be recovered, including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. Subsequent recoveries, if any, against write-off
cases, are adjusted to provision for credit losses in the consolidated statement of income.
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
In order to estimate the allowance, the Bank primarily relies on its risk-segmentation models, which are also an integral part of the Bank’s risk management framework. Risk segmentation aims to group homogenous exposures together to allow for collective assessment of expected losses. Expected Loss estimation under collective assessment, is primarily based on Probability of Default (“PD”), Loss given Default (“LGD”), Exposure at Default (“EAD”) estimates. The Bank has modeled its PD estimates at the aforementioned granularity for its retail and wholesale portfolios and has also created the remaining expected life structure of the same for computation of credit losses.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s
off-balance
sheet credit exposures include unfunded loan commitments, financial guarantees, including standby letters of credit, and other similar instruments. For off-balance
sheet credit exposures, the Bank recognizes an Allowance for credit loss (“ACL”) associated with the unfunded amounts. The Bank does not recognize an ACL for commitments that are unconditionally cancellable at the Bank’s discretion. ACL for off-balance
sheet credit exposures are reported as a liability in accrued expenses and other liabilities on the consolidated balance sheet. ACL in such cases is measured for the remaining contractual term, adjusted for prepayments, of the financial asset (including off-balance
sheet credit exposures) using historical experience, current conditions, and reasonable and supportable forecasts.
Collective and Individual Assessments
Management estimates the allowance balance using relevant available information, from internal and external sources, relating to historical experience, current conditions, and reasonable and supportable forecasts. Historical loan default and loss experience provides the basis for the estimation of expected credit losses. Adjustments to historical loss information incorporate management’s view of current conditions and forecasts.
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
As an integral part of the credit process, the Bank has a credit rating model appropriate to its retail and wholesale credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal rating grading is updated at least annually, based on credit rating model scale.
The majority of the Bank’s credit exposures share risk characteristics with other similar exposures, and as a result are collectively assessed for allowance (“portfolio-based component”). If an exposure does not share risk characteristics with other exposures, the Bank generally estimates expected credit losses on an individual basis, considering expected repayment and conditions impacting that individual exposure (“asset-specific component”). The asset-specific component covers loans modified or reasonably expected to be modified in a troubled debt restructuring (“TDR”), collateral-dependent loans, and borrowers with financial difficulties.
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
Apart from its historical experience, the Bank seeks to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses for the Bank into its allowance. The Bank therefore includes in its estimation the use of quantitative statistical models to predict impact of macro-economic variables, on defaults. The Bank relies on a single macro-economic variable that is relevant to the specific pool of loans to develop reasonable and supportable forecast specific to the relevant macro-economic variable. In deploying these models the Bank has assessed the impact of an exhaustive set of macro-economic variables, key such variables are GDP, Private Final Consumption Expenditure, Gross Fixed Capital Formation and Index of Industrial Production (“IIP”) on its expected losses, and uses consensus macro-economic forecasts surveyed and published by the Reserve Bank of India: Centre for Monitoring Indian Economy. As the consensus macro-economic forecasts are published for a year the Bank reverts to the historical average default rate beyond this period over a straight line basis. Any adjustments needed to the modeled expected losses in the quantitative calculations are addressed through a qualitative adjustment. Qualitative adjustment, among other things includes the uncertainty of forward-looking scenarios based on the likelihood and severity of a possible recession; the uncertainty of economic conditions related to an alternative downside scenario; certain portfolio characteristics and concentrations; collateral coverage; model limitations; idiosyncratic events; and other relevant criterias. The qualitative adjustment also reflects the estimated impact of the pandemic and the war between Russia and Ukraine on the economic forecasts and their impact on credit loss estimates. The total ACL is comprised of the quantitative and qualitative components.

F-1
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank estimates its allowance for credit losses for pooled loans based on its PD and LGD, determined for the respective risk pools. The allowance for credit losses for the quantitative component of pooled loans is the product of multiplying the PD, LGD and EAD.
Asset-specific component
To determine the asset-specific component of the allowance, collateral-dependent loans (including those loans for which foreclosure is probable) and larger and non-accrual
risk-rated loans in the wholesale portfolio segment are generally evaluated individually, while smaller loans (both scored and risk-rated) are aggregated for evaluation based on factors relevant for the respective class of assets.
The Bank generally measures the asset-specific allowance as the difference between the amortized cost of the loan and the present value of the cash flows expected to be collected, discounted at the loan’s original effective interest rate. Subsequent changes in impairment, including those related to the passage of time, are generally recognized as an adjustment to the allowance for credit losses. For collateral-dependent loans, the fair value of collateral less estimated costs to sell is used to determine the charge-off
amount for declines in value (to reduce the amortized cost of the loan to the fair value of collateral) or the amount of the negative allowance that should be recognized (for recoveries of prior charge-offs associated with improvements in the fair value of collateral).
The asset-specific component of the allowance for credit losses that have been or are expected to be modified in TDRs incorporates the effect of the modification on the loan’s expected cash flows (including forgone interest, principal forgiveness, and other concessions), and also the potential for redefault. For wholesale loans modified or expected to be modified in TDRs, expected losses incorporate management’s expectation of the borrower’s ability to repay under the modified terms.
Estimating the timing and amounts of future cash flows is highly subject to judgment as these cash flow projections rely upon estimates such as loss severities, asset valuations, default rates (including redefault rates on modified loans), the amounts and timing of interest or principal payments (including any expected prepayments) or other factors that are reflective of current and expected market conditions. All of these estimates and assumptions require significant management judgment and certain assumptions are highly subjective.
j. Sales/transfer of receivables
The Bank enters into assignment transactions, which are similar to asset-backed securitization transactions through the special purpose entities (“SPEs”) route, except that such portfolios of receivables are assigned directly to the purchaser and are not represented by pass-through certificates. The Bank also sells finance receivables to SPEs, formerly qualifying special purpose entities (“QSPEs”) in securitization transactions. Recourse is in the form of the Bank’s investment in subordinated securities issued by these SPEs, cash collateral and other credit and liquidity enhancements. The receivables are derecognized in the balance sheet when they are sold and consideration has been received by the Bank. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.

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
l. Lease accounting
The Bank recognizes its lease liabilities measured as the present value of lease payments not yet paid, discounted using the incremental borrowing rate. The right-of-use
asset includes an initial measurement of the lease liabilities adjusted for accrued lease liabilities.
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
Right-of-use
assets are reported in other assets on the Consolidated Balance Sheets, and the related lease liabilities are reported in accrued expenses and other liabilities. The Bank has elected not to record right-of-use
assets for short-term leases that have a lease term of 12 months or less and thus, all leases with a lease term exceeding 12 months are recorded on the consolidated balance sheet.
Lease expense is recognized on a straight-line basis over the lease term and is recorded in non-interest
expense-premises and equipment in the consolidated statements of income. The Bank made an accounting policy decision not to separate lease and non-lease
components of a contract that is or contains a lease. At the lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the incremental borrowing rate as at the date of the lease commencement.
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

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

m. Impairment or disposal of tangible long-lived assets
Whenever events or circumstances indicate that the carrying amount of tangible long-lived assets may not be recoverable, the Bank subjects such long-lived assets to a test of recoverability based on the undiscounted cash flows from use or disposition of the asset. Such events or circumstances would include changes in the market, technology obsolescence, adverse changes in profitability or regulation. If the asset is impaired, the Bank recognizes an impairment loss estimated as the difference between the carrying value and the net realizable value.
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
o. Revenue recognition
Interest income from loans and from investments is recognized on an accrual basis using the effective interest method when earned except in respect of loans or investments placed on non-accrual
status, where it is recognized when received.
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
For the foreign branches, the assets, liabilities and operations are translated, for consolidation purposes, from functional currency of the foreign branch to the Indian Rupee reporting currency at period-end
rates for assets and liabilities and at average rates for operations. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive income (“OCI”).

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

q. Stock-based compensation
The fair value of stock-based compensation is estimated on the date of each grant based on a binomial model. For further information, see note 21.
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
v. Business combination
The Bank accounts for acquired businesses using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair value. The application of the purchase method requires certain estimates and assumptions, especially concerning the determination of the fair value of the acquired intangible and tangible assets, as well as the liabilities assumed at the date of the acquisition. The judgments made in the context of the purchase price allocation can materially impact the Bank’s future results of operations. The valuations are based on information available at the acquisition date. Purchase consideration in excess of the Bank’s interest and the acquiree’s net fair value of identifiable assets and liabilities is recognized as goodwill.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

w. Goodwill
Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. Up to March 31, 2020 this analysis was a two-step
process. The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, then the goodwill of the reporting unit was considered not impaired; however, if the carrying amount of the reporting unit exceeds its fair value, the second step is to be performed. The second step involved calculating an implied fair value of goodwill for each reporting unit for which the first step indicated possible impairment. On April 1, 2020, the Bank adopted ASU
2017-04
which eliminated the requirement to calculate the implied fair value of Goodwill (the second step). Accordingly, if the fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.
x. Recently adopted accounting standards
In December 2019, the FASB issued ASU
2019-12
“Income Taxes (Topic 740)– Simplifying the Accounting for Income Taxes”. This ASU is part of the FASB’s initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. The ASU removes specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Bank adopted the ASU effective April 1, 2021. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.
In January 2020, the FASB issued ASU
2020-01
“Investments–Equity Securities (Topic 321), Investments–Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)– Clarifying the Interactions between Topic 321, Topic 323, and Topic 815”. ASU
2016-01
made targeted improvements to accounting for financial instruments, including providing an entity with the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. The amendments in the ASU are effective for public business entities for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. The Bank adopted the ASU effective April 1, 2021. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.
In March 2020, the FASB issued ASU
2020-04
“Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. The ASU provides for optional expedients and other guidance related to modification of contracts, hedging relationships, and other transactions affected by reference rate reform. The ASU also provides an election to account for certain contract amendments related to reference rate reform as modifications rather than extinguishments without the requirement to assess the significance of the amendments. The various practical expedients and elections allow hedge accounting to continue uninterrupted during the transition period. The amendments in the update are elective and applicable on issue. The guidance terminates in December 2022. In January 2021, the FASB issued ASU
2021-01
“Reference Rate Reform (Topic 848): Scope”, which clarifies the scope of the initial accounting relief issued by the FASB in March 2020. The Bank adopted the ASU effective April 1, 2021. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

y. Recently issued accounting pronouncements not yet effective
In August 2020, the FASB issued ASU
2020-06
“Debt – Debt with Conversion and Other Options (Subtopic
470-20)
and Derivatives and Hedging Contracts in Entity’s Own Equity (Subtopic
815-40)”.
The ASU simplifies the accounting for convertible debt and convertible preferred stock by reducing the number of accounting models for these instruments, resulting in fewer embedded conversion features being separately recognized from the host contract. Additionally, this ASU revises the criteria for determining whether contracts in an entity’s own equity meet the scope exception from derivative accounting, which will change the population of contracts that are recognized as assets or liabilities. The amendments in this ASU also revise certain aspects of the guidance on calculating earnings per share with respect to convertible instruments and instruments that may be settled in the entity’s own shares. This ASU is effective for the Bank for interim and annual periods in fiscal years beginning after December 15, 2021. The Bank does not expect the adoption of ASU
2020-06
to have a material impact on its consolidated financial statements.

F-2
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

z. Convenience translation
The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the fiscal year ended March 31, 2022 have been translated into U.S. dollars at U.S.$1.00 = Rs. 75.87 as published by the Federal Reserve Board of New York on March 31, 2022. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Cash and due from banks, and restricted cash
The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. As prescribed by the RBI, the cash reserve ratio has to be maintained on an average basis for a two-week
period. The average balance maintained for such
two-week
period should not fall below the
prescribed threshold limit. Non-maintenance
of the requisite balance is subject to levy of penalty. The Bank has classified the cash reserve maintained with the RBI as restricted cash or restricted cash equivalents (restricted cash).
The cash and due from banks, and restricted cash consist of restricted cash of Rs. 552,005.5 million and Rs. 780,004.8 million (US$ 10,280.8 million) as at March 31, 2021 and March 31, 2022, respectively.
4. Investments, held for trading
The portfolio of trading securities as of March 31, 2021 and March 31, 2022 was as follows:

	As of March 31, 2021
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	15,076.0	Rs.	85.8	Rs.	2.6	Rs.	15,159.2
Other corporate/financial institution securities		34,803.9		43.3		0.4		34,846.8

Total debt securities	Rs.	49,879.9	Rs.	129.1	Rs.	3.0	Rs.	50,006.0
Other securities (including mutual fund units)		52,912.2		110.9		3,408.9		49,614.2

Total	Rs.	102,792.1	Rs.	240.0	Rs.	3,411.9	Rs.	99,620.2

	As of March 31, 2022
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	28,159.7	Rs.	57.7	Rs.	21.9	Rs.	28,195.5
Other corporate/financial institution securities		3,635.4		1.9		6.0		3,631.3

Total debt securities	Rs.	31,795.1	Rs.	59.6	Rs.	27.9	Rs.	31,826.8
Other securities (including mutual fund units)		21,933.5		128.2		689.0		21,372.7

Total	Rs.	53,728.6	Rs.	187.8	Rs.	716.9	Rs.	53,199.5

Total	US$	708.2	US$	2.5	US$	9.5	US$	701.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Investments, available for sale debt securities
The portfolio of available for sale debt securities as of March 31, 2021 and March 31, 2022 was as follows:

	As of March 31, 2021
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	3,159,905.2	Rs.	31,824.6	Rs.	20,225.8	Rs.	3,171,504.0
State government securities		348,067.7		7,373.7		2,669.6		352,771.8
Government securities outside India		5,932.2		3.8		—		5,936.0
Credit substitutes (see note 7)		534,227.1		13,423.1		373.3		547,276.9
Other corporate/financial institution bonds		36,419.0		352.5		12.3		36,759.2

Debt securities, other than asset and mortgage-backed securities		4,084,551.2		52,977.7		23,281.0		4,114,247.9
Mortgage-backed securities		30.5		1.8		—		32.3
Asset-backed securities		157,399.9		4,081.5		311.7		161,169.7

Total	Rs.	4,241,981.6	Rs.	57,061.0	Rs.	23,592.7	Rs.	4,275,449.9

Securities with gross unrealized losses							Rs.	1,162,099.9
Securities with gross unrealized gains								3,113,350.0

							Rs.	4,275,449.9

	As of March 31, 2022
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	3,226,917.6	Rs.	10,995.6	Rs.	42,946.3	Rs.	3,194,966.9
State government securities		429,146.8		4,395.9		5,865.9		427,676.8
Government securities outside India		2,279.2		—		3.4		2,275.8
Credit substitutes (see note 7)		578,922.3		5,381.4		1,283.5		583,020.2
Other corporate/financial institution bonds		36,689.5		179.8		163.5		36,705.8

Debt securities, other than asset and mortgage-backed securities		4,273,955.4		20,952.7		50,262.6		4,244,645.5
Mortgage-backed securities		24.2		—		1.3		22.9
Asset-backed securities		142,954.6		1,519.6		579.5		143,894.7

Total	Rs.	4,416,934.2	Rs.	22,472.3	Rs.	50,843.4	Rs.	4,388,563.1

Total	US$	58,217.1	US$	296.2	US$	670.1	US$	57,843.2

Securities with gross unrealized losses							Rs.	1,791,389.0
Securities with gross unrealized gains								2,597,174.1

							Rs.	4,388,563.1

							US$	57,843.2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS investments of Rs. 3,524,275.8 million and Rs. 3,622,643.8 million (US$ 47,748.0 million) as of March 31, 2021 and March 31, 2022, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 1,694,645.4 million as of March 31, 2021 and Rs. 1,648,213.8 million (US$ 21,724.2 million) as of March 31, 2022, were kept as margins for clearing, collateral borrowing and lending obligation (CBLO) and real time gross settlement (RTGS), with the Reserve Bank of India and other financial institutions.
Amortized cost is net of Rs. 2,915.1 million and nil as allowance for credit losses as
at
 March 31, 2021 and March 31, 2022, respectively. There was no allowance recorded as at April 1, 2020 upon adoption of the CECL accounting guidance from April 1, 2020.
The gross unrealized losses and fair value of available for sale debt securities at March 31, 2021 was as follows:

	As of March 31, 2021
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

					(In millions)
Government of India securities	Rs.	930,710.0	Rs.	20,224.7	Rs.	98.2	Rs.	1.1	Rs.	930,808.2	Rs.	20,225.8
State government securities		133,639.8		2,669.6		—		—		133,639.8		2,669.6
Government securities outside India		—		—		—		—		—		—
Credit substitutes (see note 7)		43,455.7		373.3		—		—		43,455.7		373.3
Other corporate/financial institution bonds		4,957.2		12.3		—		—		4,957.2		12.3

Debt securities, other than asset and mortgage-backed securities		1,112,762.7		23,279.9		98.2		1.1		1,112,860.9		23,281.0
Mortgage-backed securities		—		—		—		—		—		—
Asset-backed securities		49,239.0		311.7		—		—		49,239.0		311.7
Other securities (including mutual fund units)		—		—		—		—		—		—

Total	Rs.	1,162,001.7	Rs.	23,591.6	Rs.	98.2	Rs.	1.1	Rs.	1,162,099.9	Rs.	23,592.7

The gross unrealized losses and fair value of available for sale debt securities at March 31, 2022 was as follows:

	As of March 31, 2022
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

					(In millions)
Government of India securities	Rs.	447,360.3	Rs.	7,893.5	Rs.	838,788.4		Rs.35,052.8	Rs.	1,286,148.7	Rs.	42,946.3
State government securities		146,365.0		1,213.6		131,616.3		4,652.3		277,981.3		5,865.9
Government securities outside India		2,275.7		3.4		—		—		2,275.7		3.4
Credit substitutes (see note 7)		118,798.2		972.4		37,138.9		311.1		155,937.1		1,283.5
Other corporate/financial institution bonds		15,823.3		163.5		—		—		15,823.3		163.5

Debt securities, other than asset- and mortgage-backed securities		730,622.5		10,246.4		1,007,543.6		40,016.2		1,738,166.1		50,262.6
Mortgage-backed securities		23.0		1.3		—		—		23.0		1.3
Asset-backed securities		25,557.2		310.6		27,642.7		268.9		53,199.9		579.5
Other securities (including mutual fund units)		—		—		—		—		—		—

Total	Rs.	756,202.7	Rs.	10,558.3	Rs.	1,035,186.3	Rs.	40,285.1	Rs.	1,791,389.0	Rs.	50,843.4

Total	US$	9,967.1	US$	139.1	US$	13,644.2	US$	531.0	US$	23,611.3	US$	670.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2022 there were 119 AFS investments in Government of India securities, State government securities and Government securities outside India with unrealized losses totaling Rs. 48,815.6 million. Upon analyzing the debt security portfolios, the Bank determined that no allowance was required as at March 31, 2022 in government issued or backed securities as for these debt securities the risk of loss was deemed minimal. Additionally, none of the remaining AFS investments in debt securities held by the Bank were past due or in non-accrual
status as of March 31, 2022. The declines in the market value of these securities were attributable to changes in interest rates and not credit quality, and because the Bank had the ability and intent to hold these investments until there is a recovery in fair value, which may be at maturity, the Bank did not record any allowance for credit losses on any of these securities at March 31, 2022.
Allowances for available for sale debt securities as of March 31, 2021 are as follows:

	As of March 31, 2021
	Allowance for credit losses, beginning of the period		Write-offs		Addition to allowance for credit losses		Allowance for credit losses, end of the period

	(In millions)
Credit substitutes	Rs.	—	Rs.	—	Rs.	2,915.1	Rs.	2,915.1
Other corporate/financial institution bonds		—		—		—		—

Total	Rs.	—	Rs.	—	Rs.	2,915.1	Rs.	2,915.1

Allowances for Available for sale debt Securities as of March 31, 2022 are as follows:

As of March 31, 2022
	Allowance for credit losses, beginning of the period		Write-offs		Addition/(Deletion) to allowance for credit losses		Allowance for credit losses, end of the period

(In millions)

Government of India securities	Rs.	—	Rs.	—	Rs.	—	Rs.	—
State government securities		—		—		—		—
Government securities outside India		—		—		—		—
Credit substitutes		2,915.1		—		(2,915.1)		—
Other corporate/financial institution bonds		—		—		—		—
Debt securities, other than asset- and mortgage-backed securities		—		—		—		—
Mortgage-backed securities		—		—		—		—
Asset-backed securities		—		—		—		—
Other securities (including mutual fund units)		—		—		—		—

Total	Rs.	2,915.1	Rs.	—	Rs.	(2,915.1)	Rs.	—

Total	US$	38.4	US$	—	US$	(38.4)	US$	—

Credit Quality Indicators
The Bank monitors the credit quality of its investment securities through various risk management procedures, including the monitoring of credit ratings. A majority of the debt securities in the Bank’s investment portfolio were issued by the Government of India or State governments or entities or agencies that are either explicitly or implicitly guaranteed by such governments. The Bank believes the long history of no credit losses on these securities indicates that the expectation non-payment
of the amortized cost basis is zero, even if such governments were to technically default. Therefore, for the aforementioned securities, the Bank does not assess, or record expected credit losses due to the zero loss assumption. The Bank monitors the credit quality of its remaining AFS investment portfolio which is updated periodically. Such of the remaining AFS investment portfolio in an unrealized loss position are evaluated to determine if the loss is attributable to credit related factors and if an allowance for credit loss is needed. The average credit rating of the securities comprising the mortgage
-backed securities and asset-backed securities was AAA (based upon external ratings where available) as at March 31, 2022
.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual residual maturity of available for sale debt securities other than asset and mortgage-backed securities as of March 31, 2022 is set out below:

	As of March 31, 2022
	Amortized Cost		Fair Value		Fair Value

	(In millions)
Within one year	Rs.	881,418.9	Rs.	882,468.1	US$	11,631.3
Over one year through five years		1,492,816.4		1,503,308.7		19,814.3
Over five years through ten years		1,334,162.1		1,314,014.4		17,319.3
Over ten years		565,558.0		544,854.3		7,181.4

Total	Rs.	4,273,955.4	Rs.	4,244,645.5	US$	55,946.3

The contractual residual maturity of available for sale mortgage-backed and asset-backed debt securities as of March 31, 2022 is set out below:

	As of March 31, 2022
	Amortized Cost		Fair Value		Fair Value

	(In millions)
Within one year	Rs.	63,824.9	Rs.	64,300.8	US$	847.5
Over one year through five years		78,315.3		78,781.6		1,038.4
Over five years through ten years		774.2		771.9		10.2
Over ten years		64.4		63.3		0.8

Total	Rs.	142,978.8	Rs.	143,917.6	US$	1,896.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross realized gains and gross realized losses from sale of available for sale debt securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2020		2021		2022		2022

	(In millions)
Gross realized gains on sale	Rs.	26,128.1	Rs.	56,439.4	Rs.	18,604.5	US$	245.2
Gross realized losses on sale		(301.9)		(514.2)		(1,858.7)		(24.5)

Realized gains (losses), net		25,826.2		55,925.2		16,745.8		220.7
Dividends and interest		198,383.2		226,690.9		240,943.0		3,175.7

Total	Rs.	224,209.4	Rs.	282,616.1	Rs.	257,688.8	US$	3,396.4

6. Investments, held to maturity
There were no HTM securities as of March 31, 2021 and March 31, 2022.
7. Credit substitutes
Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair value of credit substitutes by type of instrument as of March 31, 2021 and March 31, 2022 were as follows:

	As of March 31,
	2021				2022
	Amortized Cost		Fair Value		Amortized Cost		Fair Value

	(In millions)
Available for sale credit substitute debt securities:
Debentures	Rs.	524,448.4	Rs.	537,472.8	Rs.	577,377.0	Rs.	581,551.5
Preference shares		—		—		77.1		0.5
Commercial paper		9,778.7		9,804.1		1,468.2		1,468.2

Total	Rs.	534,227.1	Rs.	547,276.9	Rs.	578,922.3	Rs.	583,020.2

					US$	7,630.5	US$	7,684.5

The fair value of credit substitutes by the Bank’s internal credit quality indicators and amounts provided for non-performing credit substitutes is as follows:

	As of March 31,
	2021		2022		2022

	(In millions)
Pass	Rs.	547,276.9	Rs.	583,020.2	US$	7,684.5
Non-performing —gross balance		—		—		—
Less: Non-performing losses		—		—		—

Non-performing credit substitutes, net		—		—		—

Total credit substitutes, net	Rs.	547,276.9	Rs.	583,020.2	US$	7,684.5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on non-performing credit substitutes as at March 31, 2021 and March 31, 2022:

As of March 31,
	2021		2022		2022

(In millions)
Gross non-performing credit substitutes	Rs	—	Rs	—	US$	—
Gross non-performing credit substitutes by industry	Rs.	—	Rs.	—	US$	—
Average non-performing credit substitutes	Rs.	—	Rs.	—	US$	—
Interest income recognized on non-performing credit substitutes	Rs.	—	Rs.	—	US$	—
As of March 31, 2022, the Bank has no additional funds committed to borrowers whose credit substitutes were non-performing.
8. Repurchase and resell agreements
Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the years ended March 31, 2020, March 31, 2021 and March 31, 2022. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.
a. Securities purchased under agreements to resell
Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2021 and March 31, 2022 were Rs. 270,060.0 million and Rs. 373,053.3 million (US$ 4,917.0 million), respectively (see note 23).
b. Securities sold under repurchase agreements
Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2021 and March 31, 2022 were Rs. 356,059.2 and Rs. 151,844.9 million (US$ 2,001.4 million), respectively. The Government of India securities are pledged as collateral (see note 23).

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Loans
Loan balances included Rs. 406,381.7 million and Rs. 372,013.8 million (US$ 4,903.3 million) as of March 31, 2021 and March 31, 2022, respectively, which have been provided as collateral for borrowings and are therefore restricted.
Loans by facility as of March 31, 2021 and March 31, 2022 were as follows:

	As of March 31,
	2021		2022		2022

	(In millions)
Retail loans:
Auto loans	Rs.	964,053.2	Rs.	1,042,793.0	US$	13,744.5
Personal loans/Credit cards		2,042,727.2		2,341,971.8		30,868.2
Retail business banking		2,007,845.9		2,617,087.1		34,494.4
Commercial vehicle and construction equipment finance		805,329.8		951,066.0		12,535.5
Housing loans		702,235.5		830,882.4		10,951.4
Other retail loans		1,306,641.0		1,526,734.4		20,122.9

Subtotal	Rs.	7,828,832.6	Rs.	9,310,534.7	US$	122,716.9
Wholesale loans	Rs.	4,214,885.3	Rs.	5,099,009.3	US$	67,207.2

Gross loans		12,043,717.9		14,409,544.0		189,924.1
Less: Allowance for credit losses		343,528.7		372,671.8		4,911.9

Total	Rs.	11,700,189.2	Rs.	14,036,872.2	US$	185,012.2

Loans, other than crop-related
agricultural loans, are generally placed on
non-accrual
status and considered
non-performing
if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Crop-related agricultural loans are generally placed on non-accrual
status and considered
non-performing
if principal or interest payments become 366 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current
.
The maturity of gross loans as of March 31, 2022 is set out below:

	As of March 31, 2022
	Wholesale loans		Retail loans		Total

	(In millions)
Maturity profile of loans:
Within one year	Rs.	2,174,459.2	Rs.	2,525,390.8	Rs.	4,699,850.0
Over one year through five years		1,844,496.2		6,006,016.1		7,850,512.3
Over five years		1,080,053.9		779,127.8		1,859,181.7

Total	Rs.	5,099,009.3	Rs.	9,310,534.7	Rs.	14,409,544.0

Total	US$	67,207.2	US$	122,716.9	US$	189,924.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of age analysis of loans and finance receivable on non-accrual
status as of March 31, 2021 and March 31, 2022.

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

1. Loans up to 30 days past due are considered current . 2. Includes crop-related agricultural loans with days past due less than 366 as they are not considered as non-performing of Rs. 33.6 billion.

	As of March 31, 2022
	31-90 days past due		Non-accrual/ 91 days or more past due		Current 1,2		Total		Finance receivable on non-accrual status

	(In millions)

Retail Loans
Auto loans	Rs.	6,536.5	Rs.	20,441.6	Rs.	1,015,814.9	Rs.	1,042,793.0	Rs.	20,441.6
Personal loans/Credit card		27,433.8		28,057.5		2,286,480.5		2,341,971.8		28,057.5
Retail business banking		18,242.9		35,820.2		2,563,024.0		2,617,087.1		35,820.2
Commercial vehicle and construction equipment finance		20,263.0		25,091.5		905,711.5		951,066.0		25,091.5
Housing loans		3,296.3		6,478.4		821,107.7		830,882.4		6,478.4
Other retail		18,009.8		49,459.2		1,459,265.4		1,526,734.4		49,459.2
Wholesale loans		8,455.4		31,921.1		5,058,632.8		5,099,009.3		31,921.1

Total	Rs.	102,237.7	Rs.	197,269.5	Rs.	14,110,036.8	Rs.	14,409,544.0	Rs.	197,269.5

Total	US$	1,347.5	US$	2,600.1	US$	185,976.5	US$	189,924.1	US$	2,600.1

1.	Loans up to 30 days past due are considered current .
2.	Includes crop-related agricultural loans with days past due less than 366 as they are not considered as non-performing of Rs. 34.2 billion.
From fiscal year 2020
the Bank has implemented the packages announced by RBI on account of the COVID-19 pandemic which grants temporary extensions in repayment obligations to the borrowers without any interest or financial concessions. While the moratorium allowed customers (from March to August 2020) to temporarily freeze loan repayments, the loan restructuring packages eased the burden of monthly repayments. The total balance outstanding of loan facilities restructured was Rs. 138.4 billion as of March 31, 2021 and Rs. 229.8 billion (US$ 3.0 billion) as of March 31, 2022. These restructured facilities as of March 31, 2021 included retail loans and wholesale loans of Rs. 137.8 billion and Rs. 0.6 billion respectively and as of March 31, 2022 include retail loans and wholesale loans of Rs. 220.0 billion and Rs. 9.8 billion respectively. As stipulated by regulatory guidance, the Bank does not place loans with deferrals granted due to COVID-19 on nonaccrual status where such loans are not otherwise reportable as nonaccrual and thus considered in the allowance for loan losses.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For retail loans the policy and approval processes are designed for the fact that the Bank has high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps. The quantitative parameters considered include income, residence stability and the nature of the employment/business, while the qualitative parameters include accessibility, contractibility and profile. The credit policies/product programs are based on a statistical analysis of the Bank’s experience and industry data, in combination with the judgment of the Bank’s senior officers. The Bank regularly mines data on its borrower account behavior as well as static data to monitor the portfolio performance of each product segment and uses these as inputs for revising the Bank’s product programs, target market definitions and credit assessment criteria to meet the Bank’s twin objectives of combining volume growth and maintenance of asset quality.
As an integral part of the credit process, the Bank has a credit rating model appropriate to its wholesale and retail credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated at least annually. Disbursals under one-time
restructurings are also included.
The amount of purchased financing receivables outstanding as of March 31, 2021 and March 31, 2022 was Rs. 710,194.7 million and Rs. 836,172.8 million, respectively.
The following table provides information on primary credit quality indicators as at March 31, 2021:

Credit quality indicators-Internally assigned grade	Prior		2017		2018		2019		2020		2021		Revolving Loans		Revolving loans converted to term loans		Total
	(In millions)
Auto loans
Performing	Rs.	4,599.0	Rs.	30,174.9	Rs.	99,159.5	Rs.	168,159.1	Rs.	266,277.0	Rs.	362,747.1	Rs.	4,460.3	Rs.	—	Rs.	935,576.9
Non-performing		736.9		2,066.2		6,048.0		9,260.9		8,513.0		1,033.0		818.3		—		28,476.3

Subtotal	Rs.	5,335.9	Rs.	32,241.1	Rs.	105,207.5	Rs.	177,420.0	Rs.	274,790.0	Rs.	363,780.1	Rs.	5,278.6	Rs.	—	Rs.	964,053.2
Personal loans/Credit card
Performing	Rs.	613.8	Rs.	8,617.1	Rs.	48,658.4	Rs.	178,532.3	Rs.	483,925.8	Rs.	638,007.4	Rs.	326,118.9	Rs.	321,227.4	Rs.	2,005,701.1
Non-performing		118.6		601.7		3,144.1		8,704.2		11,381.7		1,162.5		8,259.7		3,653.6		37,026.1

Subtotal	Rs.	732.4	Rs.	9,218.8	Rs.	51,802.5	Rs.	187,236.5	Rs.	495,307.5	Rs.	639,169.9	Rs.	334,378.6	Rs.	324,881.0	Rs.	2,042,727.2
Retail business banking
Performing	Rs.	35,189.0	Rs.	49,573.1	Rs.	121,663.7	Rs.	145,473.9	Rs.	209,578.9	Rs.	480,518.2	Rs.	934,520.2	Rs.	—	Rs.	1,976,517.0
Non-performing		3,584.6		2,717.7		4,863.1		3,865.9		1,883.4		1,053.4		13,360.8		—		31,328.9

Subtotal	Rs.	38,773.6	Rs.	52,290.8	Rs.	126,526.8	Rs.	149,339.8	Rs.	211,462.3	Rs.	481,571.6	Rs.	947,881.0	Rs.	—	Rs.	2,007,845.9
Commercial vehicle and construction equipment finance
Performing	Rs.	517.8	Rs.	6,292.2	Rs.	44,766.4	Rs.	146,432.4	Rs.	214,342.4	Rs.	287,953.1	Rs.	73,010.2	Rs.	—	Rs.	773,314.5
Non-performing		155.9		836.6		4,397.4		11,112.3		10,159.4		1,086.1		4,267.6		—		32,015.3

Subtotal	Rs.	673.7	Rs.	7,128.8	Rs.	49,163.8	Rs.	157,544.7	Rs.	224,501.8	Rs.	289,039.2	Rs.	77,277.8	Rs.	—	Rs.	805,329.8
Housing loans
Performing	Rs.	272,061.4	Rs.	111,758.9	Rs.	105,069.4	Rs.	152,564.7	Rs.	55,570.3	Rs.	38.9	Rs.	—	Rs.	—	Rs.	697,063.6
Non-performing		2,407.3		1,082.6		744.5		865.9		71.6		—		—		—		5,171.9

Subtotal	Rs.	274,468.7	Rs.	112,841.5	Rs.	105,813.9	Rs.	153,430.6	Rs.	55,641.9	Rs.	38.9	Rs.	—	Rs.	—	Rs.	702,235.5
Other retail loans
Performing	Rs.	2,406.7	Rs.	8,530.0	Rs.	20,090.5	Rs.	45,854.0	Rs.	129,946.8	Rs.	483,241.9	Rs.	576,986.7	Rs.	—	Rs.	1,267,056.6
Non-performing		2,626.0		1,214.6		2,082.0		4,710.1		7,442.1		1,534.0		19,975.6		—		39,584.4

Subtotal	Rs.	5,032.7	Rs	9,744.6	Rs.	22,172.5	Rs.	50,564.1	Rs.	137,388.9	Rs.	484,775.9	Rs.	596,962.3	Rs.	—	Rs.	1,306,641.0

Total	Rs.	325,017.0	Rs.	223,465.6	Rs.	460,687.0	Rs.	875,535.7	Rs.	1,399,092.4	Rs.	2,258,375.6	Rs.	1,961,778.3	Rs.	324,881.0	Rs.	7,828,832.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on primary credit quality indicators as at March 31, 2022:

Credit quality indicators-Internally assigned grade	Prior		2018		2019		2020		2021		2022		Revolving loans		Revolving loans converted to term loans		Total
	(In millions)
Auto loans
Performing	Rs.	8,466.2	Rs.	42,634.8	Rs.	89,161.9	Rs.	169,606.1	Rs.	252,295.7	Rs.	455,114.6	Rs.	5,072.1	Rs.	—	Rs.	1,022,351.4
Non-performing		846.1		2,866.6		5,455.2		6,323.4		2,973.5		661.7		1,315.1		—		20,441.6

Subtotal	Rs.	9,312.3	Rs.	45,501.4	Rs.	94,617.1	Rs.	175,929.5	Rs.	255,269.2	Rs.	455,776.3	Rs.	6,387.2	Rs.	—	Rs.	1,042,793.0
Personal loans/Credit card
Performing	Rs.	1,374.4	Rs.	14,320.8	Rs.	67,477.1	Rs.	225,561.4	Rs.	336,526.1	Rs.	947,277.0	Rs.	381,900.4	Rs.	339,477.1	Rs.	2,313,914.3
Non-performing		201.7		910.2		4,184.4		7,967.1		3,931.7		1,722.7		6,405.6		2,734.1		28,057.5

Subtotal	Rs.	1,576.1	Rs.	15,231.0	Rs.	71,661.5	Rs.	233,528.5	Rs.	340,457.8	Rs.	948,999.7	Rs.	388,306.0	Rs.	342,211.2	Rs.	2,341,971.8
Retail business banking
Performing	Rs.	52,347.2	Rs.	78,959.8	Rs.	97,361.4	Rs.	151,964.0	Rs.	306,673.0	Rs.	569,687.0	Rs.	1,324,274.5	Rs.	—	Rs.	2,581,266.9
Non-performing		3,661.9		3,736.0		3,429.5		2,598.7		2,880.8		412.2		19,101.1		—		35,820.2

Subtotal	Rs.	56,009.1	Rs.	82,695.8	Rs.	100,790.9	Rs.	154,562.7	Rs.	309,553.8	Rs.	570,099.2	Rs.	1,343,375.6	Rs.	—	Rs.	2,617,087.1
Commercial vehicle and construction equipment finance
Performing	Rs.	1,837.4	Rs.	16,022.5	Rs.	69,418.2	Rs.	125,223.1	Rs.	185,561.0	Rs.	426,434.1	Rs.	101,478.2	Rs.	—	Rs.	925,974.5
Non-performing		210.8		1,391.5		6,224.5		8,010.6		3,883.8		651.3		4,719.0		—		25,091.5

Subtotal	Rs.	2,048.2	Rs.	17,414.0	Rs.	75,642.7	Rs.	133,233.7	Rs.	189,444.8	Rs.	427,085.4	Rs.	106,197.2	Rs.	—	Rs.	951,066.0
Housing loans
Performing	Rs.	301,103.3	Rs.	85,682.1	Rs.	127,339.2	Rs.	46,798.3	Rs.	0.6	Rs.	263,480.5	Rs.	—	Rs.	—	Rs.	824,404.0
Non-performing		1,597.6		504.1		1,472.2		2,193.9		512.8		197.8		—		—		6,478.4

Subtotal	Rs.	302,700.9	Rs.	86,186.2	Rs.	128,811.4	Rs.	48,992.2	Rs.	513.4	Rs.	263,678.3	Rs.	—	Rs.	—	Rs.	830,882.4
Other retail loans
Performing	Rs.	4,260.4	Rs.	11,266.3	Rs.	20,843.1	Rs.	51,074.6	Rs.	131,647.7	Rs.	567,032.4	Rs.	691,150.7	Rs.	—	Rs.	1,477,275.2
Non-performing		2,989.1		1,434.6		4,470.0		10,682.7		3,645.0		1,004.1		25,233.7		—		49,459.2

Subtotal	Rs.	7,249.5	Rs	12,700.9	Rs.	25,313.1	Rs.	61,757.3	Rs.	135,292.7	Rs.	568,036.5	Rs.	716,384.4	Rs.	—	Rs.	1,526,734.4

Total	Rs.	378,896.1	Rs.	259,729.3	Rs.	496,836.7	Rs.	808,003.9	Rs.	1,230,531.7	Rs.	3,233,675.4	Rs.	2,560,650.4	Rs.	342,211.2	Rs.	9,310,534.7

Total	US$	4,994.0	US$	3,423.3	US$	6,548.5	US$	10,649.8	US$	16,218.9	US$	42,621.3	US$	33,750.5	US$	4,510.5	US$	122,716.9

Wholesale Loans
The Bank has a process in place of grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass/labeled/non-performing.
Wholesale loans that are not
non-performing
are disclosed as pass or labeled and considered to be performing. Labeled loans are those with evidence of weakness where such exposures indicate deteriorating trends which if not corrected could adversely impact repayment of the obligations. The Bank’s model assesses the overall risk over four major categories: industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.
The following table provides information on primary credit quality indicators as at March 31, 2021.

Credit quality indicators-Internally assigned grade	Prior		2017		2018		2019		2020		2021		Revolving Loans		Total
	(In millions)
Wholesale loans
Pass	Rs.	3,939.4	Rs.	3,332.3	Rs.	298,631.5	Rs.	324,816.0	Rs.	568,907.1	Rs.	2,007,206.0	Rs.	930,417.0	Rs.	4,137,249.3
Labeled		—		—		7,503.2		10,194.9		2,427.6		4,073.6		13,257.2		37,456.5
Non-performing		445.8		84.3		10,893.1		4,778.7		1,445.3		2,255.7		20,276.6		40,179.5

Total	Rs.	4,385.2	Rs.	3,416.6	Rs.	317,027.8	Rs.	339,789.6	Rs.	572,780.0	Rs.	2,013,535.3	Rs.	963,950.8	Rs.	4,214,885.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on primary credit quality indicators as at March 31, 2022.

Credit quality indicators-Internally assigned grade	Prior		2018		2019		2020		2021		2022		Revolving Loans		Total
	(In millions)
Wholesale loans
Pass	Rs.	5,289.7	Rs.	186,145.4	Rs.	195,703.7	Rs.	421,349.1	Rs.	1,006,687.4	Rs.	2,232,372.3	Rs.	984,145.8	Rs.	5,031,693.4
Labeled		—		3,297.2		5,164.1		1,632.6		4,045.0		11,447.4		9,808.5		35,394.8
Non-performing		569.7		4,666.1		5,833.7		361.1		479.0		1,301.6		18,709.9		31,921.1

Total	Rs.	5,859.4	Rs.	194,108.7	Rs.	206,701.5	Rs.	423,342.8	Rs.	1,011,211.4	Rs.	2,245,121.3	Rs.	1,012,664.2	Rs.	5,099,009.3

Total	US$	77.2	US$	2,558.4	US$	2,724.4	US$	5,579.8	US$	13,328.2	US$	29,591.7	US$	13,347.4	US$	67,207.2

Non-performing
loans by industry as of March 31, 2021 and March 31, 2022 are as follows:

	As of March 31, 2021
	(In millions)
Gross non-performing loans by industry:
—Consumer Loans	Rs.	47,028.8
—Agri Production—Food		21,028.5
—Road Transportation		18,344.8
—Retail Trade		17,242.9
—Agri Allied		10,829.6
—Others (none greater than 5% of non-performing loans)		99,307.8

Total	Rs.	213,782.4

	As of March 31, 2022
	(In millions)
Gross non-performing loans by industry:
—Consumer Loans	Rs.	35,554.7	US$	468.6
—Agri Production—Food		23,569.7		310.7
—Retail Trade		15,124.1		199.3
—Agri Allied		13,255.0		174.7
—Road Transportation		12,961.6		170.8
—Consumer services		10,352.3		136.4
—Others (none greater than 5% of non-performing loans)		86,452.1		1,139.6

Total	Rs.	197,269.5	US$	2,600.1

Summary information relating to
non-performing
loans during the fiscal years ended March 31, 2020, March 31, 2021 and March 31, 2022 is as follows:

	Fiscal year ended March 31,
	2020		2021		2022		2022

	(In millions)
Average impaired loans	Rs.	148,924.7	Rs.	185,604.7	Rs.	205,526.0	US$	2,708.9
Interest income recognized on non-performing loans	Rs.	10,160.5	Rs.	7,025.3	Rs.	11,881.0	US$	156.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank adopted on April 1, 2021 ASU 2016-13

“Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” effective April 1, 2020 using the modified retrospective method for all financial assets measured at amortized cost and off-balance sheet credit exposures. Results for reporting periods beginning after April 1, 2020 are presented under ASC 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The adoption of ASC 326 had an impact of Rs. 83,496.4 million that was offset by a corresponding decrease in retained earnings of Rs. 62,480.4 million and Rs. 21,016.0 million increase in deferred tax assets. The increase in the allowance for credit losses required under the ASC 326 generally reflected the impact of reserves calculated over the life of loan, and more specifically higher reserves required for longer duration loan portfolios, and the utilization of a longer historical look-back period in the calculation of probability of default.
The following table illustrates the impact on allowances for credit losses on adopting ASC 326.

	As of April 1, 2020
	As reported under ASC 326	Pre-ASC 326 adoption	Impact of ASC 326 adoption
	(In millions)
Loans:
Auto loans	Rs.29,099.9	Rs.19,219.0	Rs.9,880.9
Personal loans/Credit cards	85,188.2	47,097.1	38,091.1
Retail business banking	36,807.8	32,860.3	3,947.5
Commercial vehicle and construction equipment finance	20,788.9	20,463.4	325.5
Housing loans	3,360.2	1,700.7	1,659.5
Other retail loans	38,098.6	37,864.3	234.3
Wholesale loans	66,502.6	39,628.4	26,874.2

Allowance for Credit Losses on Loans	Rs.279,846.2	Rs.198,833.2	Rs.81,013.0
Allowance for Credit Losses on AFS debt securities	—	—	—
Accrued expenses and other liabilities:
Allowance for Credit Losses on Off-Balance Sheet Credit Exposures and undrawn commitments	Rs.5,523.4	Rs.3,226.8	Rs.2,296.6
Allowance for Credit Losses Other	186.8	—	186.8
Total	Rs. 285,556.4	Rs. 202,060.0	Rs. 83,496.4

A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is dependent on the sale or operation of the underlying collateral. Such loans are carried at fair value based on current values determined by either independent appraisals or internal evaluations, adjusted for selling costs or other amounts to be deducted when estimating expected net sales proceeds. For the years ended March 31, 2021 and March 31, 2022, the Bank did not have collateral-dependent loans wherein the borrower is experiencing financial difficulty and the repayment of the loan is dependent on the sale of the underlying collateral.

Allowance for credit losses as of March 31, 2020 were as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Retail		Wholesale		Total

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	6,169.0	Rs.	9,694.0	Rs.	21,595.3	Rs.	6,544.8	Rs.	1,105.2	Rs.	20,441.5	Rs.	20,233.2	Rs.	52,941.1	Rs.	9,507.9	Rs.	148,232.0
Write-offs		(11,524.3)		(41,646.3)		(9,379.0)		(10,838.5)		(130.3)		(12,833.1)		(6,328.1)		—		—		(92,679.6)
Net allowance for credit losses*		13,169.8		40,487.4		9,471.1		15,901.0		439.8		16,508.1		12,521.3		31,088.3		3,694.0		143,280.8
Allowance for credit losses, end of the period	Rs.	7,814.5	Rs.	8,535.1	Rs.	21,687.4	Rs.	11,607.3	Rs.	1,414.7	Rs.	24,116.5	Rs.	26,426.4	Rs.	84,029.4	Rs.	13,201.9	Rs.	198,833.2

Allowance for credit losses:
Allowance individually evaluated for impairment	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	26,426.4	Rs.	—	Rs.	—	Rs.	26,426.4
Allowance collectively evaluated for impairment		7,814.5		8,535.1		21,687.4		11,607.3		1,414.7		24,116.5		—		84,029.4		13,201.9		172,406.8
Loans:
Loans individually evaluated for impairment		—		—		—		—		—		—		35,423.4		—		—		35,423.4
Loans collectively evaluated for impairment		15,279.2		14,481.7		32,866.3		22,992.2		2,921.3		33,462.8		—		6,918,796.9		3,547,631.8		10,588,432.2

*
Net allowances for credit losses charged to expense does not include the recoveries against write-off
cases amounting to Rs
.

25,658.9 million. Recoveries from retail loans
are
 Rs. 22,548.7 million and from wholesale loans
are
 Rs. 3,110.2 million.

Allowances for credit losses as of March 31, 2021 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Total

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	19,219.0	Rs.	47,097.1	Rs.	32,860.3	Rs.	20,463.4	Rs.	1,700.7	Rs.	37,864.3	Rs.	39,628.4	Rs.	198,833.2
Impact of Adopting ASC 326		9,880.9		38,091.1		3,947.5		325.5		1,659.5		234.3		26,874.2		81,013.0
Write-offs		(13,263.5)		(61,571.8)		(14,951.6)		(15,921.5)		(190.8)		(9,942.8)		(3,628.7)		(119,470.7)
Net allowance for credit losses*		23,559.7		86,464.6		20,432.2		21,489.3		1,408.6		21,073.4		8,725.4		183,153.2
Allowance for credit losses, end of the period	Rs.	39,396.1	Rs.	110,081.0	Rs.	42,288.4	Rs.	26,356.7	Rs.	4,578.0	Rs.	49,229.2	Rs.	71,599.3	Rs.	343,528.7

Allowance for credit losses:
Individually evaluated Allowance	Rs.	34.7	Rs.	4.0	Rs.	3,540.7	Rs.	59.6	Rs.	—	Rs.	72.1	Rs.	33,222.5	Rs.	36,933.6
Collectively evaluated Allowance		39,361.4		110,077.0		38,747.7		26,297.1		4,578.0		49,157.1		38,376.8		306,595.1
Loans:		—		—		—		—		—		—		—
Individually evaluated Loans		49.5		4.2		3,560.8		59.7		—		92.7		42,786.8		46,553.7
Collectively evaluated Loans		964,003.7		2,042,723.0		2,004,285.1		805,270.1		702,235.5		1,306,548.3		4,172,098.5		11,997,164.2

*
Net allowances for credit losses charged to expense does not include the recoveries against write-off
cases amounting to Rs
.
28,919.8 million (US$ 395.4 million). Recoveries from retail loans is Rs. 28,605.8 million and from wholesale loans is Rs. 314.0 million.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowances for credit losses as of March 31, 2022 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and Construction equipment finance		Housing loans		Other retail		Wholesale		Total		Total

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	39,396.1	Rs.	110,081.0	Rs.	42,288.4	Rs.	26,356.7	Rs.	4,578.0	Rs.	49,229.2	Rs.	71,599.3	Rs.	343,528.7	US$	4,527.9
Write-offs		(19,376.9)		(74,500.8)		(3,027.7)		(16,592.0)		(601.6)		(17,567.4)		(2,351.4)		(134,017.8)		(1,766.5)
Net allowance for credit losses*		21,750.2		75,986.2		9,794.3		21,986.2		(1,284.2)		29,775.2		5,153.0		163,160.9		2,150.5
Allowance for credit losses, end of the period	Rs.	41,769.4	Rs.	111,566.4	Rs.	49,055.0	Rs.	31,750.9	Rs.	2,692.2	Rs.	61,437.0	Rs.	74,400.9	Rs.	372,671.8	US$	4,911.9

Allowance for credit losses:
Individually evaluated Allowance	Rs.	18.4	Rs.	6.5	Rs.	2,651.4	Rs.	65.8	Rs.	—	Rs.	92.3	Rs.	35,619.7	Rs.	38,454.1	US$	506.8
Collectively evaluated Allowance		41,751.0		111,559.9		46,403.6		31,685.1		2,692.2		61,344.7		38,781.2		334,217.7		4,405.1
Loans:
Individually evaluated Loans		31.5		29.4		2,651.4		66.3		—		126.6		41,832.9		44,738.1		589.7
Collectively evaluated Loans		1,042,761.5		2,341,942.4		2,614,435.7		950,999.7		830,882.4		1,526,607.8		5,057,176.4		14,364,805.9		189,334.4

*
Net allowances for credit losses charged to expense does not include the recoveries against write-off
cases amounting to Rs
.
36,181.4 million (US$ 476.9 million). Recoveries from retail loans is Rs. 35,385.3 million and from wholesale loans is Rs. 796.1 million.

The allowance for credit losses is assessed at each period end and the increase/(decrease), as the case may be is recorded in the income statement under provision for credit losses net of recoveries against write-offs.
Troubled debt restructuring (TDR)
When the Bank grants a concession, for economic or legal reasons related to a borrower’s financial difficulties, for other than an insignificant period of time, the related loan is classified as a TDR. Such concessions could include a reduction in the interest rate below current market rates, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered TDRs. On restructuring, those loans are re-measured
to reflect the impact, if any, on projected cash flows resulting from the modified terms. The impact of the TDR modifications and defaults are factored into the allowance for credit losses on a loan-by-loan
basis. Modification may have little or no impact on the allowance established for the loan if there was no forgiveness of the principal and the interest was not decreased. A charge off may be recorded at the time of restructuring if a portion of the loan is deemed to be uncollectible. A TDR classification can be removed if the borrower’s financial condition improves such that the borrower is no longer in financial difficulty, the loan has not had any forgiveness of principal or interest, and the loan is subsequently refinanced or restructured at market terms and qualifies as a new loan. There was no TDR modification during the fiscal year
s
ended March 31, 2021 and March 31, 2022 respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest on loans by facility are as follows:

	Fiscal year ended March 31,
	2020		2021		2022		2022

	(In millions)
Wholesale loans	Rs.	245,504.7	Rs.	263,190.7	Rs.	250,779.5	US$	3,305.4
Retail loans		736,290.1		753,857.1		807,146.1		10,638.5

Total	Rs.	981,794.8	Rs.	1,017,047.8	Rs.	1,057,925.6	US$	13,943.9

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

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s portfolio of loans, credit substitute securities and non-funded
exposure (including derivatives) is broadly diversified along industry and product lines, and as of March 31, 2021 and March 31, 2022 the exposures are as set forth below.

	As of March 31, 2021
Category	Gross loans		Fair value of credit substitutes		Non-funded exposure		Total		%

	(In millions, except percentages)
Consumer Loans	Rs.	3,241,292.9	Rs.	—	Rs.	2,578.6	Rs.	3,243,871.5	23.5
Power		630,189.4		76,449.1		30,299.7		736,938.2	5.3
Retail Trade		540,350.3		—		21,747.7		562,098.0	4.1
NBFC		415,787.6		83,596.5		2,789.6		502,173.7	3.6
Financial Institutions		443,257.3		21,147.1		3.7		464,408.1	3.4
Consumer Services		424,765.4		2,048.0		17,743.6		444,557.0	3.2
Automobile & Auto Ancillary		381,562.7		18,556.9		35,757.0		435,876.6	3.2
Coal & Petroleum Products		172,989.4		190,457.8		59,803.5		423,250.7	3.1
Road Transportation		368,388.5		—		8,572.3		376,960.8	2.7
Infrastructure Development		167,416.1		15,879.7		190,154.9		373,450.7	2.7
Food and Beverage		342,573.5		240.4		29,321.5		372,135.4	2.7
Real Estate & Property Services		298,277.1		4,872.2		35,737.9		338,887.2	2.5
Agri Production — Food		337,904.8		—		998.1		338,902.9	2.5
Wholesale Trade — Non Industrial		301,508.2		2,065.6		17,816.8		321,390.6	2.3
Iron and Steel		248,140.2		13,116.6		53,192.5		314,449.3	2.3
Wholesale Trade — Industrial		258,854.1		—		51,891.6		310,745.7	2.3
Textiles & Garments		257,577.9		6,882.2		27,498.8		291,958.9	2.1
Engineering		189,952.7		6,448.4		92,218.6		288,619.7	2.1
Others (none greater than 2%)		3,022,929.8		105,516.4		538,019.5		3,666,465.7	26.4

Total	Rs.	12,043,717.9	Rs.	547,276.9	Rs.	1,216,145.9	Rs.	13,807,140.7	100.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2022
Category	Gross loans		Fair value of credit substitutes		Non-funded exposure		Total		Total		%

			(In millions, except percentages)
Consumer Loans	Rs.	3,746,781.7	Rs.	—	Rs.	3,035.7	Rs.	3,749,817.4	US$	49,424.2	22.7
Power		671,859.4		70,346.0		52,366.6		794,572.0		10,472.8	4.8
Financial Institutions		618,494.1		51,844.1		13.1		670,351.3		8,835.5	4.1
NBFC		509,445.4		106,764.5		5,818.5		622,028.4		8,198.6	3.8
Retail Trade		589,947.3		—		28,857.8		618,805.1		8,156.1	3.7
Coal & Petroleum Products		233,583.7		174,424.6		149,716.9		557,725.2		7,351.1	3.4
Infrastructure Development		272,428.0		18,032.7		220,442.5		510,903.2		6,733.9	3.1
Automobile & Auto Ancillary		443,538.7		19,768.7		36,999.9		500,307.3		6,594.3	3.0
Consumer Services		465,465.8		—		28,102.4		493,568.2		6,505.4	3.0
Food and Beverage		433,042.2		—		39,007.2		472,049.4		6,221.8	2.9
Wholesale Trade—Non Industrial		417,954.8		—		26,147.5		444,102.3		5,853.5	2.7
Real Estate & Property Services		383,765.5		4,792.6		40,694.4		429,252.5		5,657.7	2.6
Wholesale Trade—Industrial		347,202.9		—		73,867.5		421,070.4		5,549.9	2.5
Road Transportation		406,376.4		—		10,269.5		416,645.9		5,491.6	2.5
Iron and Steel		321,587.7		12,486.0		80,515.7		414,589.4		5,464.5	2.5
Telecom		331,131.1		2,989.4		43,335.9		377,456.4		4,975.0	2.3
Textiles & Garments		324,419.6		6,135.7		43,748.6		374,303.9		4,933.5	2.3
Engineering		253,105.1		6,666.6		105,164.7		364,936.4		4,810.0	2.2
Agri Production—Food		350,859.6		—		963.1		351,822.7		4,637.2	2.1
Others (none greater than 2%)		3,288,555.0		108,769.3		546,407.8		3,943,732.1		51,980.1	23.8

Total	Rs.	14,409,544.0	Rs.	583,020.2	Rs.	1,535,475.3	Rs.	16,528,039.5	US$	217,846.7	100.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s ten largest exposures as of March 31, 2021 and March 31, 2022, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded
exposures (including derivatives), are as follows:

	As of March 31, 2021
	Funded Exposure		Non-Funded Exposure		Total Exposure

	(In millions)
Borrower 1	Rs.	302,918.5	Rs.	500.0	Rs.	303,418.5
Borrower 2		192,080.2		61,446.2		253,526.4
Borrower 3		195,480.0		—		195,480.0
Borrower 4		154,997.8		548.1		155,545.9
Borrower 5		150,000.0		489.2		150,489.2
Borrower 6		148,107.3		—		148,107.3
Borrower 7		3,830.9		100,477.6		104,308.5
Borrower 8		98,919.7		2,000.0		100,919.7
Borrower 9		75,437.8		22,268.4		97,706.2
Borrower 10		90,108.0		—		90,108.0

	As of March 31, 2022
	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure

			(In millions)
Borrower 1	Rs.	265,661.9	Rs.	500.0	Rs.	266,161.9	US$	3,508.1
Borrower 2		245,435.0		—		245,435.0		3,234.9
Borrower 3		119,950.5		116,547.4		236,497.9		3,117.1
Borrower 4		150,283.8		—		150,283.8		1,980.8
Borrower 5		126,639.8		19,268.4		145,908.2		1,923.1
Borrower 6		142,600.0		—		142,600.0		1,879.5
Borrower 7		140,000.0		232.0		140,232.0		1,848.3
Borrower 8		137,700.0		199.2		137,899.2		1,817.6
Borrower 9		133,670.0		—		133,670.0		1,761.8
Borrower 10		108,591.5		17,855.7		126,447.2		1,666.6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Property and equipment
Property and equipment by asset category is as follows:

	As of March 31,
	2021		2022		2022

	(In millions)

Land and premises	Rs.	21,205.2	Rs.	22,754.4	US$	299.9
Software and systems		37,134.2		45,767.3		603.2
Equipment and furniture		92,610.9		106,945.7		1,409.6

Property and equipment, at cost		150,950.3		175,467.4		2,312.7
Less: Accumulated depreciation		97,855.9		109,641.0		1,445.1

Property and equipment, net	Rs.	53,094.4	Rs.	65,826.4	US$	867.6

Depreciation and amortization charged for the years ended March 31, 2020, March 31, 2021 and March 31, 2022 was Rs. 12,800.3 million, Rs. 13,860.2 million and Rs. 16,816.9 million (US$ 221.7 million), respectively.
12. Goodwill
Goodwill arising from a business combination is tested for impairment at least on an annual basis. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million (US$ 987.7 million) for the year
s
ended March 31, 2021 and March 31, 2022. The entire amount of goodwill was allocated to the retail business.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Other assets
Other assets include the following:

	As of March 31,
	2021		2022		2022

	(In millions)
Security deposits for leased property	Rs.	5,483.3	Rs.	5,687.6	US$	75.0
Sundry accounts receivable		46,755.4		52,033.2		685.8
Advance income tax (in excess of current tax expense)		33,915.5		41,941.6		552.8
Advances		7,790.4		10,705.4		141.1
Prepaid expenses		1,963.8		4,333.2		57.1
Deposits/Margins paid		12,125.1		10,330.7		136.2
Derivatives (see note 23)		84,406.7		80,202.3		1,057.1
Term placements		105,204.8		471,502.0		6,214.6
Receivable on account of trade date		4,928.5		2,025.2		26.7
Right-of-use assets		64,548.8		71,572.2		943.4
Others*		89,850.5		114,420.9		1,508.0

Total	Rs.	456,972.8	Rs.	864,754.3	US$	11,397.8

* Others include equity securities with carrying value amounting to Rs. 20,600.1 million and Rs. 14,736.7 million as at March 31, 2021 and March 31, 2022, respectively. Equity securities include non-marketable
equity securities carried at cost

of
Rs. 999.2 million and Rs. 2,665.9 million as at March 31, 2021 and March 31, 2022, respectively.
Unrealized gain/(loss)
recognized in
non-interest
revenue–other, net
amount t
o
Rs. 7,618.1 million and

Rs. (7,633.5) million for the year
s
ended March 31, 2021 and March 31, 2022, respectively
.
14. Deposits
Deposits includ
e
 demand deposits, which are
non-interest-bearing,
and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2021 and March 31, 2022 were as follows:

	As of March 31,
	2021		2022	2022

	(In millions)
Interest-bearing:
Savings deposits	Rs.	4,034,924.8	Rs. 5,117,372.1	US$	67,449.2
Time deposits		7,191,543.0	8,080,607.6		106,506.0

Total interest-bearing deposits		11,226,467.8	13,197,979.7		173,955.2
Non-interest-bearing deposits		2,110,762.4	2,382,052.2		31,396.5

Total	Rs.	13,337,230.2	Rs.15,580,031.9	US$	205,351.7

As of March 31, 2021 and March 31, 2022, time deposits of Rs. 5,901,654.6 million and Rs. 6,186,602.3 million, respectively, had a residual maturity of one year or less. The remaining deposits mature between one and ten years.
As of March 31, 2021 and March 31, 2022, time deposits in excess of Rs. 0.
5
 million aggregated Rs. 6,101,456.2 million and Rs. 6,938,558.0 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2022, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2022
	(In millions)

Due to mature in the fiscal year ending March 31:
2023	Rs.	6,186,602.3	US$	81,542.1
2024		963,603.9		12,700.7
2025		321,124.9		4,232.6
2026		203,446.6		2,681.5
2027		331,003.9		4,362.8
Thereafter		74,826.0		986.3

Total	Rs.	8,080,607.6	US$	106,506.0

15. Short-term borrowings
Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its operations. Short-term borrowings as of March 31, 2021 and March 31, 2022 were comprised of the following:

	As of March 31,
	2021		2022		2022

	(In millions)

Borrowed in the call market	Rs.	8,860.5	Rs.	9,001.8	US$	118.6
Term borrowings from institutions/banks		27,411.6		114,500.0		1,509.2
Foreign currency borrowings		202,992.0		430,665.8		5,676.4

Total	Rs.	239,264.1	Rs.	554,167.6	US$	7,304.2

Total borrowings outstanding:
Maximum amount outstanding	Rs.	384,035.9	Rs.	805,872.6	US$	10,621.8
Average amount outstanding	Rs.	223,582.3	Rs.	377,877.2	US$	4,980.6
Weighted average interest rate		1.4%		1.6%		1.6%
16. Long-term debt
Long-term debt as of March 31, 2021 and March 31, 2022
was
comprised of the following:

	As of March 31,
	2021		2022		2022

	(In millions)

Subordinated debt	Rs.	211,270.0	Rs.	259,452.5	US$	3,419.7
Others*		964,014.9		1,295,854.3		17,079.9
Less: Debt issuance cost		(526.7)		(973.4)		(12.8)

Total	Rs.	1,174,758.2	Rs.	1,554,333.4	US$	20,486.8

*
Includes securities sold under repurchase agreements amounting to Rs. 90,200.0 million with a stated interest rate of 4.0% per annum and Rs. 90,200

m
illion
(US$ 1,188.9 million) with stated interest rate of 4.0% per annum for the year
s
ended March 31, 2021 and March 31, 2022, respectively,

under RBI long-term repo operation with a three- year maturity period.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the balance of long-term debt as of March 31, 2021 and March 31, 2022 and the related contractual rates and maturity dates:

	As of
	March 31, 2021				March 31, 2022
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total

	(In millions)

Subordinated debt
Subordinated debt (other than perpetual debt)	2022-2031	7.35% to 10.20%	Rs.	126,240.0	2023-2031	7.35% to 10.20%	Rs.	89,759.4	US$	1,183.1
Perpetual debt—(1)	2023-2030	8.84% to 9.70%		84,976.1	2023-2030	7.55% to 9.70%		93,848.2		1,237.0
Perpetual debt—(2)	—	—		—	2027	3.70%		75,216.3		991.4
Others*
Variable rate—(1)	2022-2024	0.11% to 1.33%		50,935.8	2023-2024	1.40% to 1.80%		40,045.9		527.8
Variable rate—(2)	2022-2025	5.90% to 7.75%		97,418.0	2023-2027	4.40% to 6.90%		82,243.1		1,083.9
Fixed rate	2022-2032	2.80% to 9.56%		815,188.3	2023-2030	2.80% to 9.21%		1,173,220.5		15,463.6

Total			Rs.	1,174,758.2			Rs.	1,554,333.4	US$	20,486.8

*
Variable
rate—(1) and Perpetual debt—(2) represent
 foreign currency debt. Variable rate debt is typically indexed to LIBOR,
T-bill
rates, Marginal cost of funds based lending rates (“MCLR”), among others.

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2022
	(In millions)

Due in the fiscal year ending March 31:
2023	Rs.	246,509.4	US$	3,249.1
2024		569,939.4		7,512.1
2025		247,262.4		3,259.0
2026		38,998.9		514.0
2027		90,990.6		1,199.3
Thereafter		191,568.2		2,525.0

Total (1)	Rs.	1,385,268.9	US$	18,258.5

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 169,064.5 million (net of debt issuance cost).
During the year ended March 31, 2022 the Bank issued subordinated debt amounting to nil (previous period Rs. 3,565.0 million) and perpetual debt amounting to 84,682.5 million
(previous period nil). During the year ended March 31, 2022
,
the Bank also raised other long-term debt amounting to Rs. 638,226.4 million (previous period Rs. 478,424.2 million).
As of March 31, 2021 and March 31, 2022, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 51,188.9 million and Rs. 40,170.0 million, respectively, and functional currency borrowings aggregating to Rs. 912,826.0 million and Rs. 1,255,684.3 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Accrued expenses and other liabilities
Accrued expenses and other liabilities include the amounts set forth below:

	As of March 31,
	2021		2022		2022

	(In millions)

Bills payable	Rs.	124,241.9	Rs.	130,937.4	US$	1,725.8
Remittances in transit		54,657.2		91,766.3		1,209.5
Accrued expenses		69,103.2		58,522.2		771.3
Accounts payable		143,827.0		152,309.2		2,007.5
Derivatives ( see note 23)		81,880.0		74,819.2		986.1
Lease liabilities		70,422.0		78,138.0		1,029.9
Others		86,965.1		94,969.2		1,251.8

Total	Rs.	631,096.4	Rs.	681,461.5	US$	8,981.9

The Bank amortizes annual fees on credit cards over the contractual period of the fees. The unamortized annual fees as of March 31, 2021 and March 31, 2022 were
Rs. 1,097.4 million and Rs. 1,257.9 million (US$ 16.6 million), respectively.
18. Accumulated other comprehensive income
The below table presents the changes in accumulated other comprehensive income (“OCI”) after income tax for the years ended March 31, 2021 and March 31, 2022.

	Available for sale securities		Foreign currency translation reserve		Total

	(In millions)
Balance, March 31, 2020	Rs.	49,225.4	Rs.	3,106.2	Rs.	52,331.6
Net unrealized gain/(loss) arising during the period		(740.6)		(1,132.8)		(1,873.4)
Amounts reclassified to income		(23,271.9)		—		(23,271.9)

Balance, March 31, 2021	Rs.	25,212.9	Rs.	1,973.4	Rs.	27,186.3

Balance, March 31, 2021	Rs.	25,212.9	Rs.	1,973.4	Rs.	27,186.3
Net unrealized gain/(loss) arising during the period		(36,088.6)		1,297.5		(34,791.1)
Amounts reclassified to income		(10,187.7)		—		(10,187.7)

Balance, March 31, 2022	Rs.	(21,063.4)	Rs.	3,270.9	Rs.	(17,792.5)

Balance, March 31, 2022	US$	(277.6)	US$	43.1	US$	(234.5)

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the reclassification out of accumulated other comprehensive income (OCI) by income line item and the related income tax effect for years
ended March 31, 2021 and March 31, 2022.

	As of March 31,
	2021		2022		2022

	(In millions)
Available for sale debt securities:
Realized (gain)/loss on sales of available for sale debt securities, net	Rs.	(34,014.8)	Rs.	(10,699.4)	US$	(141.0)
Allowance on available for sale debt securities		2,915.1		(2,915.1)		(38.4)

Total before income tax	Rs.	(31,099.7)	Rs.	(13,614.5)	US$	(179.4)
Income tax		7,827.8		3,426.8		45.1

Net of income tax	Rs.	(23,271.9)	Rs.	(10,187.7)	US$	(134.3)

19.
Non-interest
revenue
Revenue Recognition
Deposit-related fees
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
Lending-related fees
Lending-related fees generally represent transactional fees earned from certain loan related services, guarantees and letters of credit (LCs).
Third-party products-related fees
Third-party products related fees consist of fees earned from distribution of third party products such as insurance and mutual funds.
Payments and cards business fees
Payments and cards business fees include fees earned from merchant acquiring business and on Credit, Debit, Prepaid or Forex cards, among others. Cards business income includes annual and renewal fees, late and over-limit fees, currency conversion fees, as well as fees earned from interchange, cash advances and other miscellaneous transactions fees. Interchange fees are recognized upon settlement of the credit and debit card payment transactions and are generally determined on a percentage basis for credit and debit cards based on the corresponding payment network’s rates. Substantially all cards business related fees are recognized at the transaction date, except for certain time-based fees such as annual fees, which are recognized over 12 months. Payments business fees include fees earned from merchants net of interchange expenses paid to issuing banks, rentals from point-of-sale machines and merchant service charges.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the fees and commissions disaggregated by revenue source for the years ended March 31, 2020, March 31, 2021 and March 31, 2022.

	Fiscal years ended March 31,
	2020		2021		2022		2022

	(In millions)
Deposit related fees	Rs.	29,031.9	Rs.	28,150.4	Rs.	37,415.4	US$	493.2
Lending related fees		30,699.9		30,973.1		40,532.5		534.2
Third-party products related fees		28,169.6		35,733.0		44,216.1		582.8
Payments and cards business fees		58,899.3		50,758.2		56,170.2		740.3
Others		13,298.8		19,795.7		24,645.3		324.9

Fees and commissions	Rs.	160,099.5	Rs.	165,410.4	Rs.	202,979.5	US$	2,675.4

The table below presents the fees and commission disaggregated by segment for the years ended March 31, 2020, March 31, 2021 and March 31, 2022.

	Fiscal year ended March 31,
	2020		2021		2022		2022

	(In millions)
Retail Banking	Rs.	146,855.7	Rs.	153,018.2	Rs.	182,464.1	US$	2,405.0
Wholesale Banking		13,041.6		11,712.7		19,802.0		261.0
Treasury Services		202.2		679.5		713.4		9.4

Fees and commissions	Rs.	160,099.5	Rs.	165,410.4	Rs.	202,979.5	US$	2,675.4

20. Income taxes
Income tax expense is comprised of the following:

	Fiscal year ended March 31,
	2020		2021		2022		2022

	(In millions)
Current tax expense	Rs.	105,587.8	Rs.	122,087.4	Rs.	142,446.5	US$	1,877.5
Deferred tax (benefit) expense		(101.2)		(8,267.3)		(9,887.3)		(130.3)
Interest on income tax refund		(6.6)		—		—		—

Income tax expense	Rs.	105,480.0	Rs.	113,820.1	Rs.	132,559.2	US$	1,747.2

Income tax expense (benefit) for the year ended March 31, 2021 was recorded (i) in retained earnings for the income tax effect of adopting ASU
2016-13
for current expected credit losses (CECL) in the amount of Rs.
(21,016.0)
 million and (ii) in other comprehensive income in the amount of Rs.
(8,457.8)
million. Income tax expense (benefit) recorded in other comprehensive income was
Rs. 15,129.2
million for the year ended March 31, 2022.
Income before income tax expense and income tax expense are substantially all from India.
On December 12, 2019, the India Taxation Laws (Amendment) Act 2019, was promulgated, which provided domestic companies with an option to pay income tax at the rate of 22 percent (previously 30 percent), provided they do not claim certain deductions under the Income Tax Act with effect from the fiscal year 2019-20.The Bank elected to be subject to the 22 percent rate
(25.17%
including surcharge and education cess).The Bank has accounted for the effect of this change in the income tax rate during the year ended March 31, 2020 using reasonable estimates based on information available at the time and its interpretations of the law thereof, effective from fiscal year 2019-20.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of income taxes at the Indian statutory income tax rate to income tax expense as reported:

	Fiscal year ended March 31,
	2020		2021		2022		2022

	(In millions)
Income before income tax expense	Rs.	365,844.0	Rs.	439,826.5	Rs.	519,162.2	US$	6,842.6
Statutory income tax rate		25.17%		25.17%		25.17%		25.17%
Expected income tax expense		92,075.6		110,695.5		130,662.7		1,722.2
Adjustments to reconcile expected income tax to actual income tax expense
Interest on income tax refund		(4.9)		—		—		—
Stock-based compensation		1,881.6		2,668.7		3,493.1		46.0
Income subject to rates other than the statutory income tax rate		—		—		(2,347.6)		(30.9)
Income exempt from taxes		(744.2)		(62.3)		—		—
Effect of change in statutory income tax rate		11,213.2		—		—		—
Others, net		1,058.7		518.2		751.0		9.9

Income tax expense	Rs.	105,480.0	Rs.	113,820.1	Rs.	132,559.2	US$	1,747.2

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2021		2022		2022

	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for loan losses	Rs.	67,584.1	Rs.	79,821.5	US$	1,052.1
Investments available for sale debt securities		—		6,997.0		92.2
Lease liabilities		17,723.8		19,745.8		260.3
Employee benefits		752.3		728.1		9.6
Accrued expenses and other liabilities		4,997.1		3,772.1		49.7
Others		1,904.4		2,158.9		28.4

Deferred tax asset		92,961.7		113,223.4		1,492.3

Taxable temporary differences:
Right-of-use assets		17,723.8		19,745.8		260.3
Investments available for sale debt securities		8,567.9		—		—
Loan origination cost and fees		3,456.0		5,024.1		66.2
Investments, others		2,874.2		3,097.2		40.8

Deferred tax liability		32,621.9		27,867.1		367.3

Net deferred tax asset (liability)	Rs.	60,339.8	Rs.	85,356.3	US$	1,125.0

Management believes that the realization of the recognized deferred tax assets is more likely than not and the realization is based on a combination of reversing taxable temporary differences and expectations as to future pretax income.
The total unrecognized tax benefit as of March 31, 2021 and March 31, 2022 is Rs. 43,048.0 million and Rs. 46,774.3 million, respectively.
The major income tax jurisdiction for the Bank is India. The open tax years (first assessment by the tax authorities) are pending from fiscal year 2019 onwards. However, appeals filed by the Bank are pending with various local tax authorities in India for earlier tax years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Fiscal year ended March 31,
	2021		2022		202 2

	(In millions)
Opening balance	Rs.	37,103.2	Rs.	43,048.0	US$	567.4
Settlements related to prior year tax positions		(221.5)		(1,985.0)		(26.2)
Increase related to prior year tax positions		892.8		—		—
Increase related to current year tax positions	Rs.	5,273.5	Rs.	5,711.3	US$	75.3

Closing balance	Rs.	43,048.0	Rs.	46,774.3	US$	616.5

The Bank’s total unrecognized tax benefits, if recognized, would reduce the income tax expense by Rs. 43,048.0 million and Rs. 46,774.3 million as of March 31, 2021 and March 31, 2022, respectively, and thereby would affect the Bank’s effective tax rate.
All of the Bank’s unrecognized tax benefits are presented as unrecognized refund claims.
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
The stock-based compensation plans of the Bank are as follows:
Employees Stock Option Scheme (“ESOP”)
The shareholders of the Bank approved in January 2000 Plan “A”, in June 2003 Plan “B”, in June 2005 Plan “C”, in June 2007 Plan “D”, in June 2010 Plan “E”, in June 2013
Plan “F” and in July
2016 Plan “G” of the Employees’ Stock Option Scheme (the “Plan”). The Bank reserved 100.0 million equity shares, with an aggregate nominal value of Rs.100.0 million, for issuance under each Plan “A”, “B” and “C”. Under Plan “D”
,
the Bank reserved 150.0 million equity shares with an aggregate nominal value of Rs.150.0 million. The Bank reserved 200.0 million equity shares with an aggregate nominal value of Rs. 200.0 million, for issuance under each of
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

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On August 3, 2019 the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 578,000 options (Scheme XXXII) to the employees of the Bank. On October 19, 2019
,
the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 46,175,200 options (Scheme XXXIII) to the employees of the Bank. On March 21, 2020
,
the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 1,020,400 options (Scheme XXXIV) to the employees of the Bank. On October 20, 2020
,
the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 57,466,600 options (Scheme XXXV) to the employees of the Bank. On July 31, 2021
,
the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 25,390,600 options (Scheme XXXVI) to the employees of the Bank. On November 25, 2021
,
the Nomination and Remuneration Committee of the Board approved, under Plan G, the grant of 238,000 options (Scheme XXXVII) to the employees of the Bank
.
Modification of employee stock option schemes
During the
years
ended March 31, 2020, March 31, 2021 and March 31, 2022, there were no modifications to employee stock option schemes.
Assumptions used
The fair value of options has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Years ended March 31,
	2020	2021	2022
Dividend yield	0.61%-0.85%	0.61%	0.43%-0.46%
Expected volatility	15.30%-20.13%	20.13%-28.93%	21.71%-31.79%
Risk-free interest rate	5.81%-6.70%	4.63%-5.75%	4.99%-6.43%
Expected term (in years)	2.82-5.42	2.65-5.43	2.59-5.36
The Bank recognizes compensation expense related to stock and option awards over the requisite service period, generally based on the instruments’ grant-date fair value, reduced by expected forfeitures. Ultimately, the compensation cost for all awards that vest is recognized.
Activity and other details
Activity in the options available to be granted under the employee stock option scheme is as follows:

	Number of options available to be granted year ending March 31,
	2020	2021	2022
Options available to be granted, beginning of period	202,413,370	159,487,350	104,694,170
Equity shares allocated for grant under the plan	—	—	—
Options granted	(47,773,600)	(57,466,600)	(25,628,600)
Forfeited/lapsed	4,847,580	2,673,420	2,926,850

Options available to be granted, end of period	159,487,350	104,694,170	81,992,420

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity in the options outstanding under the employee stock option scheme is as follows:

	Years ended March 31,
	2020			2021			2022
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	136,612,822	Rs.	682.99	142,865,602	Rs.	899.03	168,168,760	Rs.	1,063.79
Granted	47,773,600		1,220.13	57,466,600		1,235.80	25,628,600		1,427.29
Exercised	(36,673,240)		504.10	(29,490,022)		596.85	(32,764,494)		796.52
Forfeited	(4,813,580)		965.64	(2,032,110)		1,163.29	(2,639,100)		1,231.84
Lapsed	(34,000)		568.10	(641,310)		929.57	(287,750)		870.34

Options outstanding, end of period	142,865,602	Rs.	899.03	168,168,760	Rs.	1,063.79	158,106,016	Rs.	1,175.65

Options exercisable, end of period	64,464,392	Rs.	638.18	64,453,260	Rs.	834.48	65,321,116	Rs.	1,036.49
Weighted average fair value of options granted during the year		Rs.	305.78		Rs.	320.42		Rs.	415.12
The following summarizes information about stock options outstanding as of March 31, 2022:

		As of March 31, 2022
Plan	Range of exercise price	Number of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price

Plan F	Rs. 417.75 to Rs. 731.08 (or US$ 5.51 to US$ 9.64)	17,564,766	1.07	666.77
Plan G	Rs. 882.85 to Rs. 1,516.95 (or US$ 11.64 to US$ 19.99)	140,541,250	2.70	1,239.25
The intrinsic value, of options exercised during the years ended March 31, 2020, March 31, 2021 and March 31, 2022 at the grant date was nil, and at the exercise date was Rs. 13,339.6 million, Rs. 26,446.8 million and Rs. 22,077.7 million, respectively. The aggregate intrinsic value as of the grant date and as at March 31, 2022 attributable to options which are outstanding as on March 31, 2022 was Rs. 2.7 million (previous year Rs. 0.5 million) and Rs. 46,605.0 million (previous year Rs. 72,288.5 million), respectively. The aggregate intrinsic value as at the grant date and as at March 31, 2022 attributable to options exercisable as on March 31, 2022 was Rs. 0.5 million (previous year 0.5 million) and was Rs. 28,340.0 million (previous year Rs. 42,485.6 million), respectively. Total stock compensation cost recognized under these plans was Rs. 7,476.1 million, Rs. 10,603.5 million and Rs. 13,874.5 million during the years ended March 31, 2020, March 31, 2021 and March 31, 2022, respectively. However, no income tax benefit is recognized with respect to the said stock compensation costs. As of March 31, 2022, there were 92,784,900 unvested options (previous year 103,715,500) with weighted average exercise price of Rs. 1,273.6 (previous year Rs. 1,206.3) and the aggregate intrinsic value at the grant date and as at March 31, 2022 was Rs. 2.1 million (previous year nil) and Rs. 18,265.0 million (previous year Rs. 29,802.9 million), respectively. As at March 31, 2022, the total estimated compensation cost to be recognized in future periods was Rs. 14,999.2 million. This is expected to be recognized over a weighted average period of 1.01 years.

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
The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s financial statements as of March 31, 2021 and March 31, 2022:

	As of March 31,
	2021		2022		2022

	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	7,883.0	Rs.	9,819.6	US$	129.4
Service cost		1,107.0		1,268.0		16.7
Interest cost		561.6		631.2		8.3
Actuarial(gains)/ losses		759.4		(260.6)		(3.4)
Benefits paid		(491.4)		(769.5)		(10.1)

Projected benefit obligation, end of the period		9,819.6		10,688.7		140.9

Change in plan assets:
Fair value of plan assets, beginning of the period		5,779.8		8,344.6		110.1
Expected return on plan assets		448.4		574.1		7.6
Actuarial gains/(losses)		1,223.0		237.1		3.1

Actual return on plan assets		1,671.4		811.2		10.7
Employer contributions		1,384.8		1,633.0		21.5
Benefits paid		(491.4)		(769.5)		(10.1)

Fair value of plan assets, end of the period		8,344.6		10,019.3		132.2

Funded Status	Rs.	(1,475.0)	Rs.	(669.4)	US$	(8.8)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 1,804.6 million. The accumulated benefit obligation as of March 31, 2021 and March 31, 2022 was Rs. 5,455.6 million and Rs. 6,914.8 million, respectively. The vested accumulated benefit obligation as on March 31, 2021 and March 31, 2022 was Rs. 4,727.7 million and Rs. 6,397.4 million, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gratuity cost for the years ended March 31, 2020, March 31, 2021 and March 31, 2022 was comprised of the following components:

	Fiscal years ended March 31,
	2020		2021		2022		2022

	(In millions)
Service cost	Rs.	965.4	Rs.	1,107.0	Rs.	1,268.0	US$	16.7
Interest cost		483.3		561.6		631.2		8.3
Expected return on plan assets		(389.9)		(448.4)		(574.1)		(7.6)
Actuarial (gains)/losses		989.4		(463.6)		(497.7)		(6.5)

Net gratuity cost	Rs.	2,048.2	Rs.	756.6	Rs.	827.4	US$	10.9

The assumptions used in accounting for the gratuity plan are set out below:

Fiscal years ended March 31,
	2020	2021	2022

(% per annum)
Discount rate*	6.0-7.5	4.4-7.0	5.1-7.3
Rate of increase in compensation levels of covered employees	7.0-8.0	5.0-9.0	6.0-11.0
Rate of return on plan assets	6.0-7.0	4.4-7.0	5.1-7.0
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.
The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.
The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2023	Rs.	1,360.9
2024		1,203.2
2025		992.8
2026		1,006.3
2027		1,021.9
2028 - 2032		3,409.9
The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2022.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies, and, in respect of certain employees the funds are invested by the trust set up for said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As at March 31, 2022, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2022
	Funds managed by insurance company (1)*	Funds managed by insurance company (2)*	Funds managed by trust

Government securities	79.5%	25.9%	26.9%
Debenture and bonds	14.0%	23.9%	23.4%
Equity securities	5.7%	44.7%	—
Other	0.8%	5.5%	49.7%

Total	100.0%	100.0%	100.0%

*	The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2022 are provided separately.
Pension
In respect of pensions payable to certain erstwhile CBoP employees, which are payable pursuant to a defined benefit scheme, the Bank contributes 10
% of basic salary to a pension fund set up by the Bank and administered by the board of trustees, and the balance amount is provided based on an actuarial valuation at the balance sheet date conducted by an independent actuary. In respect of employees who have moved to a cost to company (“CTC”) driven compensation structure and have completed services up to
15 years as on the date of movement to a CTC driven compensation structure, any contribution made until such date, and any additional one-time
contribution made for employees (who have completed more than 10 years but less than 15 years) stand frozen and will be converted into an annuity on separation after a lock-in-period
of two years. Hence
,
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

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s financial statements as of March 31, 2021 and March 31, 2022:

	As of March 31,
	2021		2022		2022

	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	598.2	Rs.	862.0	US$	11.4
Plan amendment (prior service cost)		—		76.9		1.0
Service cost		14.6		16.1		0.2
Interest cost		37.7		55.8		0.7
Actuarial (gains)/losses		327.9		34.4		0.5
Benefits paid		(116.4)		(204.3)		(2.7)

Projected benefit obligation, end of the period		862.0		840.9		11.1

Change in plan assets:
Fair value of plan assets, beginning of the period		95.2		3.3		—
Expected return on plan assets		3.2		0.4		—
Actuarial gains/(losses)		(1.7)		2.3		0.1

Actual return on plan assets		1.5		2.7		0.1
Employer contributions		23.0		207.0		2.7
Benefits paid		(116.4)		(204.3)		(2.7)

Fair value of plan assets, end of the period		3.3		8.7		0.1

Funded Status	Rs.	(858.7)	Rs.	(832.2)	US$	(11.0)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs. 188.6 million. The accumulated benefit obligation as of March 31, 2021 and March 31, 2022 was Rs. 364.2 million and Rs. 354.6 million, respectively. The vested accumulated benefit obligation as of March 31, 2021 and March 31, 2022 was Rs. 362.9 million and Rs. 353.8 million, respectively.
Net pension cost for the years ended March 31, 2020, March 31, 2021 and March 31, 2022 was comprised of the following components:

	As of March 31,
	2020		2021		2022		2022

	(In millions)
Service cost	Rs.	6.5	Rs.	14.6	Rs.	93.0	US$	1.2
Interest cost		45.3		37.7		55.8		0.7
Expected return on plan assets		(11.0)		(3.2)		(0.4)		—
Actuarial (gains)/losses		12.4		329.6		32.1		0.4

Net pension cost	Rs.	53.2	Rs.	378.7	Rs.	180.5	US$	2.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2020	2021	2022

	(% per annum)
Discount rate*	7.5	7.0	7.3
Rate of increase in compensation levels of covered employees	7.0	7.0	7.0
Rate of return on plan assets	7.0	6.5	6.5
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table.

*	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.
The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Year ending March 31,	Benefit payments
	(In millions)
2023	Rs.	140.2
2024		147.6
2025		134.1
2026		45.5
2027		49.7
2028-2032		717.5
The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2022.
The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities and other corporate bonds. The weighted-average asset allocation of said plan assets for the pension benefits as at March 31, 2022 is as follows:

Asset category	Funds managed by trust
Government securities	90.8%
Debenture and bonds	9.2%
Other	—%

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 30 –Fair value measurements.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2021 and March 31, 2022 are summarized in the table below.

	As of March 31, 2021						As of March 31, 2022
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3

	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	664.1	Rs.	—	Rs.	—	Rs.	779.8
Funds managed by insurance company (2)		—		7,445.5		—		—		9,016.0		—
Funds managed by trust
— Government securities		—		87.6		—		—		68.1		—
— Debenture and bonds		—		123.5		—		—		53.0		—
— Others		27.2		—		—		111.1		—		—

Total	Rs.	27.2	Rs.	7,656.6	Rs.	664.1	Rs.	111.1	Rs.	9,137.1	Rs.	779.8

							US$	1.5	US$	120.4	US$	10.3

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during fiscal years 2021 and 2022.

	Funds managed by Insurance companies as of March 31,
	2021		2022		2022

	(In millions)
Particulars
Opening balance	Rs.	600.2	Rs.	664.1	US$	8.8
Realized interest credited to fund		60.5		48.1		0.6
Contribution during the period		104.5		131.1		1.7
Amount paid towards claim		(101.1)		(63.5)		(0.8)

Closing balance	Rs.	664.1	Rs.	779.8	US$	10.3

Superannuation
Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of CBoP) to the insurance companies in India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank incurred Rs. 1,269.9 million, Rs. 1,513.7 million and Rs. 1,795.3 million towards superannuation expense for the years ended March 31, 2020, March 31, 2021 and March 31, 2022, respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provident fund
In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that
,
out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 0.015 million, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government-specified
minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 4,901.4 million, Rs. 5,429.6 million and Rs. 6,844.7 million to the Provident Fund Trust and Regional Provident Fund Commissioner for the years ended March 31, 2020, March 31, 2021 and March 31, 2022, respectively. The Hon’ble Supreme Court of India issued an order dated February 28, 2019 relating to employer’s contribution to the provident fund under the Employees’ Provident Funds and Miscellaneous Provisions Act, 1952. Based on external legal opinion, the Bank has concluded the above-mentioned order is applicable prospectively, and hence it is not probable that there will be an outflow of resources in relation to past periods. From April 1, 2019, the employer’s contribution by the Bank to the provident fund under the Employees’ Provident Funds and Miscellaneous Provisions Act 1952 was made in accordance with the terms of the said order.
National Pension Scheme
In respect of employees who opt for contribution to the National Pension Scheme, the Bank contributes a certain percentage of the basic salary of employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Bank has no liability other than its contribution, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 46.3 million and Rs. 57.2 million to the National Pension Scheme for the fiscal years ended March 31, 2021 and March 31, 2022, respectively.
Compensated absences
The Bank has provided for unutilized leave balances as on March 31, 2022 standing to the credit of each employee on an actuarial valuation conducted by an independent actuary.
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

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank uses its pricing models to determine
the
fair value of its derivative financial instruments. The Bank records credit risk valuation adjustments on derivative financial instruments in order to reflect the credit quality of the counterparties and its own credit quality. The Bank calculates valuation adjustments on derivatives based on observable market credit risk spreads.
The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2021 and March 31, 2022, together with the fair value on each reporting date.

	As of March 31, 2021
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)

Interest rate derivatives	Rs.	3,155,410.2	Rs.	32,217.2	Rs.	33,894.0	Rs.	(1,676.8)
Forward rate agreements		20,887.8		270.0		64.1		205.9
Currency options		202,402.7		1,078.7		1,510.7		(432.0)
Currency swaps		237,081.5		8,126.4		4,940.8		3,185.6
Forward exchange contracts		4,964,726.6		42,714.4		41,470.4		1,244.0

Total	Rs.	8,580,508.8	Rs.	84,406.7	Rs.	81,880.0	Rs.	2,526.7

	As of March 31, 2022
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value

	(In millions)
Interest rate derivatives	Rs.	5,142,612.3	Rs.	28,564.1	Rs.	27,644.4	Rs.	919.7	US$	67,781.9	US$	12.1
Forward rate agreements		50,610.7		1,574.1		14.8		1,559.3		667.1		20.6
Currency options		434,371.3		1,845.1		2,439.5		(594.4)		5,725.2		(7.8)
Currency swaps		308,757.4		10,463.6		4,312.3		6,151.3		4,069.6		81.1
Forward exchange contracts		6,551,871.8		37,755.4		40,408.2		(2,652.8)		86,356.6		(35.0)

Total	Rs.	12,488,223.5	Rs.	80,202.3	Rs.	74,819.2	Rs.	5,383.1	US$	164,600.4	US$	71.0

The Bank has not designated the above contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in “other assets” and “accrued expenses and other liabilities”, respectively.
The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net– Derivatives for the years ended March 31,
	2020		2021		2022		2022

	(In millions)
Interest rate derivatives	Rs.	(2,572.2)	Rs.	773.9	Rs.	3,207.7	US$	42.3
Forward rate agreements		—		205.9		1,374.1		18.1
Currency options		585.5		1,191.1		167.3		2.2
Currency swaps		3,465.5		(3,309.2)		(1,682.0)		(22.2)
Forward exchange contracts		2,071.2		(2,114.7)		(1,645.1)		(21.7)

Total gains/(losses)	Rs.	3,550.0	Rs.	(3,253.0)	Rs.	1,422.0	US$	18.7

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
815-10-45.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank enters into International Swaps and Derivatives Association, Inc. (“ISDA”) master netting agreements or similar agreements with substantially all of the Bank’s foreign exchange and derivative contract counterparties. These master netting agreements, give the Bank, in the event of default by the counterparty, the right to liquidate collaterals held or placed and to offset receivables and payables with the same counterparty. In the table below
,
the Bank has presented the gross derivative assets and liabilities adjusted for the effects of master netting agreements and collaterals received or pledged.
Transactions with counterparties for Securities sold under agreements to repurchase (“repos”) and Securities purchased under agreements to resell (“reverse repos”) are settled through the Clearing Corporation of India Limited (“CCIL”), a centralized clearinghouse. Collaterals received or pledged are comprised of highly liquid investments. For undertaking the above transactions, power of attorney is executed by the Bank and the counterparties in favor of CCIL to liquidate the securities pledged in the event of default.

	As of March 31, 2021
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset

	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount

	(In millions)
Financial assets

Derivative assets	Rs.	84,406.7	Rs.	—	Rs.	84,406.7	Rs.	55,002.7	Rs.	4,065.5	Rs.	25,338.5
Securities purchased under agreements to resell		270,060.0		—		270,060.0		—		270,060.0		—
Financial liabilities
Derivative liabilities	Rs.	81,880.0	Rs.	—	Rs.	81,880.0	Rs.	55,002.7	Rs.	4,816.3	Rs.	22,061.0
Securities sold under repurchase agreements		356,059.2		—		356,059.2		—		356,059.2		—
Long-term debt		90,200.0		—		90,200.0		—		90,200.0		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

	As of March 31, 2022
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset

	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount

	(In millions)
Financial assets

Derivative assets	Rs.	80,202.3	Rs.	—	Rs.	80,202.3	Rs.	48,942.8	Rs.	8,022.9	Rs.	23,236.6	US$	306.3
Securities purchased under agreements to resell		373,053.3		—		373,053.3		—		373,053.3		—		—
Financial liabilities
Derivative liabilities	Rs.	74,819.2	Rs.	—	Rs.	74,819.2	Rs.	48,942.8	Rs.	1,697.2	Rs.	24,179.2	US$	318.7
Securities sold under repurchase agreements		151,844.9		—		151,844.9		—		151,844.9		—		—
Long Term debt		90,200.0		—		90,200.0		—		90,200.0		—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees
As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial
contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on a case-by-case
basis as may be assessed by the Bank. The remaining tenure of guarantees presently issued by the Bank and outstanding ranges from one day
to 23.6 years.
The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.
In accordance with FASB
ASC
460-10,
the Bank
has recognized a liability of Rs. 5,500.7 million as of March 31, 2021 and of Rs. 5,760.7 million as at March 31, 2022, in respect of guarantees issued or modified.
Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2021		2022		2022

	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	334,040.8	Rs.	422,406.2	US$	5,567.5
Performance guarantees		421,162.2		417,227.2		5,499.2
Documentary credits		376,536.2		615,639.6		8,114.4

Total	Rs.	1,131,739.2	Rs.	1,455,273.0	US$	19,181.1

Estimated fair value:
Guarantees	Rs.	(5,500.7)	Rs.	(5,760.7)	US$	(75.9)
Documentary credits		(543.4)		(822.8)		(10.8)

Total	Rs.	(6,044.1)	Rs.	(6,583.5)	US$	(86.7)

As part of its risk management activities, the Bank continuously monitors the creditworthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 121.2 billion and Rs. 182.0 billion as of March 31, 2021 and March 31, 2022, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.
Undrawn commitments
The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 628.3 billion and Rs. 730.9 billion (US$ 9.6 billion) as of March 31, 2021 and March 31, 2022, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 4,826.7 billion and Rs. 5,528.4 billion (US$ 72.9 billion) as of March 31, 2021 and March 31, 2022, respectively.
The allowance for credit losses included in accrued expenses and other liabilities on
Off-Balance
sheet credit exposures and undrawn commitments is as follows:

	As of March 31,
	2021		2022		2022

			(In millions)
Allowance for credit losses, beginning of the period	Rs.	3,226.8	Rs.	5,581.5	US$	73.6
Impact of Adoption of ASC 326		2,296.6		—		—
Provision for credit exposures		58.1		506.1		6.7

Allowance for credit losses, end of the period	Rs.	5,581.5	Rs.	6,087.6	US$	80.3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. Estimated fair value of financial instruments
The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2021 and March 31, 2022, respectively. The estimated fair value amounts as of March 31, 2021 and March 31, 2022 have been measured as of the respective year ends, and have not been re-evaluated
or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair value of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.
A comparison of the fair value and carrying value of financial instruments is set out below:

	As of
	March 31, 2021										March 31, 2022
			Estimated fair value										Estimated fair value
	Carrying value		Level 1		Level 2		Level 3		Total		Carrying value		Level 1		Level 2		Level 3		Total		Carrying value		Estimated fair value
									(In millions)
Financial Assets:

Cash and due from banks, and restricted cash	Rs.	930,694.7	Rs.	930,694.7	Rs.	—	Rs.	—	Rs.	930,694.7	Rs.	1,122,031.1	Rs.	1,122,031.1	Rs.	—	Rs.	—	Rs.	1,122,031.1	US$	14,788.9	US$	14,788.9
Investments held for trading		99,620.2		—		99,620.2		—		99,620.2		53,199.5		304.1		52,895.4		—		53,199.5		701.2		701.2
Investments available for sale debt securities		4,275,449.9		176,015.8		3,938,270.2		161,163.9		4,275,449.9		4,388,563.1		174,680.3		4,069,988.1		143,894.7		4,388,563.1		57,843.2		57,843.2
Securities purchased under agreements to resell		270,060.0		—		270,060.0		—		270,060.0		373,053.3		—		373,053.3		—		373,053.3		4,917.0		4,917.0
Loans		11,700,189.2		—		2,807,875.9		9,066,940.1		11,874,816.0		14,036,872.2		—		3,311,277.1		10,976,971.8		14,288,248.9		185,012.2		188,325.4
Accrued interest receivable		118,762.9		—		118,762.9		—		118,762.9		134,467.7		—		134,467.7		—		134,467.7		1,772.3		1,772.3
Other assets		320,187.5		11,869.8		306,640.9		—		318,510.7		686,475.6		3,889.8		680,762.1		—		684,651.9		9,048.1		9,024.0
Financial Liabilities :
Interest-bearing deposits		11,226,467.8		—		11,282,540.2		—		11,282,540.2		13,197,979.7		—		13,240,403.7		—		13,240,403.7		173,955.2		174,514.3
Non-interest-bearing deposits		2,110,762.4		—		2,110,762.4		—		2,110,762.4		2,382,052.2		—		2,382,052.2		—		2,382,052.2		31,396.5		31,396.5
Securities sold under repurchase agreements		356,059.2		—		356,059.2		—		356,059.2		151,844.9		—		151,844.9		—		151,844.9		2,001.4		2,001.4
Short-term borrowings		239,264.1		—		238,700.3		—		238,700.3		554,167.6		—		552,737.9		—		552,737.9		7,304.2		7,285.3
Accrued interest payable		77,969.1		—		77,969.1		—		77,969.1		82,412.8		—		82,412.8		—		82,412.8		1,086.2		1,086.2
Long-term debt		1,174,758.2		—		1,200,953.4		—		1,200,953.4		1,554,333.4		—		1,554,540.2		—		1,554,540.2		20,486.8		20,489.5
Accrued expenses and other liabilities		445,135.7		—		445,135.7		—		445,135.7		499,905.7		—		499,905.7		—		499,905.7		6,589.0		6,589.0

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Segment information
The Bank operates in three reportable segments: wholesale banking, retail banking and treasury services. The revenue and related expense recognition policies are set out in note 2. Substantially all operations and assets are based in India.
The retail banking segment serves retail customers through a branch network and other delivery channels. This segment raises deposits from customers and grant loans, provides credit cards and debit cards, and distributes third-party financial products, such as mutual funds and insurance to such customers. Revenues of the retail banking segment are derived from interest earned on retail loans, fees for banking services, profit from foreign exchange and derivative transactions and interest earned from other segments for surplus funds placed with those segments. Expenses of this segment are primarily comprised of interest expense on deposits, infrastructure and premises expenses for operating the branch network and other delivery channels, personnel costs, other direct overheads and allocated expenses. The Bank’s retail banking loan products also include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. Such grouping ensures optimum utilization and deployment of specialized resources in the retail banking business.
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
Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated to each segment on the basis of area occupied, number of staff, volume and nature of transactions. The wholesale banking segment includes unallocated tax balances and other items.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized segment information for the years ended March 31, 2020, March 31, 2021 and March 31,
2022:

	Fiscal year ended March 31,
	2020								2021
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total

	(In millions)

Net interest income/ (expense) (external)	Rs.	356,017.3	Rs.	204,725.8	Rs.	32,784.3	Rs.	593,527.4	Rs.	361,343.5	Rs.	278,431.0	Rs.	43,912.0	Rs.	683,686.5
Net interest income/ (expense) (internal)		127,065.9		(101,002.5)		(26,063.4)		—		176,420.0		(143,863.7)		(32,556.3)		—
Net interest revenue		483,083.2		103,723.3		6,720.9		593,527.4		537,763.5		134,567.3		11,355.7		683,686.5
Less: Provision for credit losses		104,516.8		13,105.1		—		117,621.9		145,822.0		8,411.4		—		154,233.4

Net interest revenue, after provision for credit losses		378,566.4		90,618.2		6,720.9		475,905.5		391,941.5		126,155.9		11,355.7		529,453.1
Non-interest revenue		161,890.1		36,059.1		269.8		198,219.0		175,447.7		72,420.1		5,107.9		252,975.7
Non-interest expense		(278,605.8)		(27,774.0)		(1,900.7)		(308,280.5)		(306,461.1)		(34,238.4)		(1,902.8)		(342,602.3)

Income before income tax	Rs.	261,850.7	Rs.	98,903.3	Rs.	5,090.0	Rs.	365,844.0	Rs.	260,928.1	Rs.	164,337.6	Rs.	14,560.8	Rs.	439,826.5

Income tax expense							Rs.	105,480.0							Rs.	113,820.1

Segment assets:
Segment total assets	Rs.	8,353,762.3	Rs.	5,933,391.4	Rs.	1,674,735.4	Rs.	15,961,889.1	Rs.	9,356,987.2	Rs.	7,011,959.9	Rs.	1,610,834.9	Rs.	17,979,782.0

	Fiscal year ended March 31,
	2022
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total

	(In millions)

Net interest income/(expense) (external)	Rs.	418,823.0	Rs.	297,694.0	Rs.	32,322.5	Rs.	748,839.5	US$	9,869.9
Net interest income/(expense) (internal)		141,001.2		(113,339.0)		(27,662.2)		—		—
Net interest revenue		559,824.2		184,355.0		4,660.3		748,839.5		9,869.9
Less: Provision for credit losses		122,622.6		4,356.9		—		126,979.5		1,673.6

Net interest revenue, after provision for credit losses		437,201.6		179,998.1		4,660.3		621,860.0		8,196.3
Non-interest revenue		203,468.5		55,813.2		11,292.5		270,574.2		3,566.3
Non-interest expense		(345,321.5)		(25,544.1)		(2,406.4)		(373,272.0)		(4,920.0)

Income before income tax	Rs.	295,348.6	Rs.	210,267.2	Rs.	13,546.4	Rs.	519,162.2	US$	6,842.6

Income tax expense							Rs.	132,559.2	US$	1,747.2

Segment assets:
Segment total assets	Rs.	11,384,802.9	Rs.	8,106,671.0	Rs.	1,622,231.6	Rs.	21,113,705.5	US$	278,287.9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. Commitments and contingencies
Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 23) are as follows:
Capital commitments
The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2021 and March 31, 2022 aggregated Rs. 12,895.7 million and Rs. 21,115.5 million, respectively.
Contingencies
The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which primarily include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as at March 31, 2022 amounted to Rs. 9,226.0 million (previous year Rs. 10,203.1 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.
Lease commitments
The Bank is party to operating leases for certain of its office premises and employee residences, with a renewal at the option of the Bank. Operating lease right-of-use
assets and lease liabilities were as follows:

	As of March 31,
	2021	2022	2022

		(In millions)
Right-of-use assets	Rs. 64,548.8	Rs.71,572.2	US$	943.4
Lease liabilities	70,422.0	78,138.0		1,029.9
The total lease expenses were as follows:

	As of March 31,
	2020	2021	2022	2022

	(In millions)
The total minimum lease expense during the year recognized in the consolidated statement of income	Rs. 13,698.7	Rs. 14,244.4	Rs.13,866.6	US$	182.8
The total operating cash flow for operating lease expenses during the year ended March 31, 2021 and March 31, 2022 was Rs. 12,820.3 million and Rs. 14,295.7 million (US$ 188.4 million), respectively.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments as of March 31, 2022 were as follows:

Due in fiscal year ending March 31:	Operating leases
	(In millions, except for weighted averages)
2023	Rs.	12,894.8	US$	170.0
2024		11,818.6		155.8
2025		11,351.1		149.6
2026		11,029.9		145.4
2027		10,485.0		138.2
Thereafter		54,653.2		720.4

Total lease payments	Rs.	112,232.6	US$	1,479.4
Less: imputed interest		34,094.6		449.5

Total operating lease liabilities	Rs.	78,138.0	US$	1,029.9

Weighted average remaining lease term (in years)		9.7		9.7
Weighted average discount rate		7.0%		7.0%
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
Right-of-use
assets are reported in other assets on the consolidated balance sheet and related lease liabilities are reported in accrued expenses and other liabilities. The amortization of operating lease right-of-use
assets and the accretion of operating lease liabilities are reported together as fixed lease expenses and are included in non-interest
expense- premises and equipment. The lease expense is recognized on a straight-line basis over the life of the lease. The lease agreements entered into by the Bank generally have renewal and escalation clauses. These agreements also in general permit the Bank to terminate the lease arrangement within a certain period of notice of termination. The Bank does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that it will exercise them. The Bank has elected to exclude leases with terms of less than one year from the operating lease right-of-use
assets and lease liabilities. The related short-term lease expense is included in non-interest
expense- premises and equipment. The Bank accounted for lease-related concessions obtained as a result of the
COVID-19
pandemic in accordance with guidance in Topic 842. As of March 31, 2022, the Bank had additional undiscounted operating lease commitments of Rs. 1,731.9 million, predominantly for premises, with leases which have not yet commenced. These leases will commence by April 2022 and have lease terms ranging from 9 to 15 years.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reward points
The movement in provision for credit card and debit card reward points as of March 31, 2021 and March 31, 2022 is as follows:

	As of March 31,
	2021	2022		2022

	(In millions)
Opening provision of reward points	Rs. 7,341.5	Rs.	6,387.9	US$	84.2
Provision made during the year	3,752.1		4,651.3		61.3
Utilization/write back of provision	(4,026.7)		(4,137.7)		(54.5)
Effect of change in rate of accrual of reward points	(679.0)		(542.4)		(7.1)

Closing provision of reward points	Rs. 6,387.9	Rs.	6,359.1	US$	83.9

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
Balances payable to related parties are as follows:

	As of March 31,
	2021			2022
	Principal owner	Others	Total	Principal owner		Others		Total		Total

	(In millions)
Balances in non-interest-bearing deposits	Rs. 31,834.6	Rs. 9,732.0	Rs. 41,566.6	Rs.	20,695.1	Rs.	6,273.0	Rs.	26,968.1	US$	355.5
Balances in interest-bearing deposits	3,772.1	1,830.5	5,602.6		6,719.8		875.0		7,594.8		100.1
Accrued expenses and other liabilities	1,110.5	—	1,110.5		641.4		—		641.4		8.5

Total	Rs. 36,717.2	Rs. 11,562.5	Rs. 48,279.7	Rs.	28,056.3	Rs.	7,148.0	Rs.	35,204.3	US$	464.1

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balances receivable from related parties are as
follows:

	As of March 31,
	2021						2022
	Principal owner		Others		Total		Principal owner		Others		Total		Total

	(In millions)
Loans	Rs.	—	Rs.	10.6	Rs.	10.6		Rs. —	Rs.	7.4	Rs.	7.4	US$	0.1
Other assets		1,390.9		1,627.7		3,018.6		656.5		1,498.7		2,155.2		28.4

Total	Rs.	1,390.9	Rs.	1,638.3	Rs.	3,029.2	Rs.	656.5	Rs.	1,506.1	Rs.	2,162.6	US$	28.5

Purchase of property and equipment from related parties for the years ended March 31, 2021 and 2022 were nil. Purchase and sale of investments from Others for the year ended March 31, 2022 were Rs. 2,006.2 million (previous year Rs. 114.3 million) and Rs. 28,877.9 million (previous year Rs. 29,451.1 million), respectively. Investments of Others in the Bank’s subordinated debt for the year ended March 31, 2022 were Rs. 3,700.0 million (previous year Rs. 400.0 million).
Included in the determination of net income are the following significant transactions with related parties:

	Fiscal year ended March 31,
	2020			2021			2022
	Principal owner	Others	Total	Principal owner	Others	Total	Principal owner	Others	Total	Total

	(In millions)

Non-interest revenue-Fees and commissions	Rs. 3,089.4	Rs. 17,001.7	Rs. 20,091.1	Rs. 3,246.5	Rs. 19,801.6	Rs. 23,048.1	Rs. 4,639.3	Rs. 22,939.5	Rs. 27578.8	US$	363.5
Interest and Dividend revenue	—	1,194.2	1,194.2	—	552.5	552.5	—	0.1	0.1		—
Interest expense-Deposits	(85.3)	(84.2)	(169.5)	(108.0)	(171.3)	(279.3)	(204.3)	(82.2)	(286.5)		(3.8)
Non-interest expense-Administrative and other	(5,840.8)	(3,119.6)	(8,960.4)	(5,874.4)	(2,856.3)	(8,730.7)	(7,182.4)	(4,558.9)	(11,741.3)		(154.8)
Non-interest expense-Premises and equipment	(25.8)	(9.7)	(35.5)	(24.3)	(5.2)	(29.5)	(19.2)	—	(19.2)		(0.3)
Other transactions with the Bank’s principal owner are as follows:
During the years ended March 31, 2021 and March 31, 2022, the Bank purchased loans from the principal owner aggregating Rs. 189,797.8 million and Rs. 282,052.4 million, respectively. Dividends paid to the principal owner during the years ended March 31, 2021 and March 31, 2022 were nil and Rs. 5,620.0 million, respectively. The Bank also enters into foreign exchange and derivative transactions with its principal owner. The notional principal amount and the mark-to-market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2022 was
Rs. 111,787.1 million (previous year Rs. 77,574.9 million) and Rs. 1,101.1 million (previous year Rs. 833.0 million), respectively. During the year ended March 31, 2022, the Bank issued Guarantees on behalf of its Principal owner and Others for Rs. 3.9 million (previous year Rs. 4.0 million) and for 28.0 million (previous year Rs. 44.3 million), respectively.
For contributions made to provident funds and pension funds set up by the Bank, see note 22– Retirement benefits.

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
A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOP with average outstanding balance of 24,224,032,
 73,917,840 and 19,064,987
were excluded from the calculation of diluted earnings per share for the years ended March 31, 2020, March 31, 2021 and March 31, 2022, respectively, as these were anti-dilutive.

	As of March 31,
	2020	2021	2022
Weighted average number of equity shares used in computing basic earnings per equity share	5,468,802,148	5,499,587,357	5,533,113,800
Effect of potential equity shares for stock options outstanding	36,990,405	23,890,989	30,366,023

Weighted average number of equity shares used in computing diluted earnings per equity share	5,505,792,553	5,523,478,346	5,563,479,823

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2020		2021		2022		2022

Basic earnings per share	Rs.	47.59	Rs.	59.27	Rs.	69.76	US$	0.92
Effect of potential equity shares for stock options outstanding		0.32		0.25		0.38		0.01

Diluted earnings per share	Rs.	47.27	Rs.	59.02	Rs.	69.38	US$	0.91

Basic earnings per ADS	Rs.	142.77	Rs.	177.81	Rs.	209.28	US$	2.76
Effect of potential equity shares for stock options outstanding		0.96		0.75		1.14		0.03

Diluted earnings per ADS	Rs.	141.81	Rs.	177.06	Rs.	208.14	US$	2.73

Dividends
Any dividends declared
by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25
% of its Indian GAAP profit
after-tax
to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval
.
As per the RBI guidelines, the dividend payout (excluding dividend tax) cannot exceed 35
% of net income as calculated under Indian GAAP.
Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the years ended March 31, 2020 and March 31, 2021 were
Rs. 2.5 per equity share (viz. special interim dividend) and Rs. 6.5 per equity share, respectively. A special interim dividend of
Rs.
2.5

per share to commemorate 25 years of HDFC Bank’s operations was paid on August 2, 2019. On April 22, 2021, the RBI, in a notification, directed the banks to restrict dividend payouts for Fiscal 2021 to 50
% determined in terms of RBI regulations to conserve capital and stay resilient amid the COVID-19crisis. Accordingly, the Bank has paid a dividend of Rs.
6.50

per equity share for the financial year ended March 31,

2021.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. Subsidiaries
HDB Financial Services Limited (“HDBFSL”) is a
non-deposit
taking
non-banking
finance company and a subsidiary of the Bank. As at March 31, 2022, HDFC Bank Ltd. and its subsidiaries effectively hold 95.5% (previous year 95.7%). The financial statements of HDBFSL are consolidated.
HDFC Securities Ltd. (“HSL”) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As at March 31, 2022 the Bank holds a 96.2% (previous year 96.8%) effective equity interest. The financial statements of HSL are consolidated.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. Fair value measurement
FASB Accounting Standards Codification (“ASC”) 820 (Topic 820) Fair Value Measures and Disclosures, defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

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
The Bank uses its quantitative pricing models to determine the fair value of its derivative instruments. These models use multiple market inputs, including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors to value the positions that are observable directly or indirectly. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.
Financial assets and financial liabilities measured at fair value on a recurring basis:
Available for sale debt securities: Available for sale debt securities are carried at fair value. Such fair values were based on quoted market prices, if available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risks. The fair value of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. A reduction in the estimated cash flows of these instruments will adversely impact the value of these securities. A change in the timing of these estimated cash flows will also impact the value of these securities.
Trading securities: Trading securities are carried at fair value based on quoted market prices or market observable inputs.
Held to maturity securities: There were no HTM securities as of March 31, 2021 and March 31, 2022.

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2021, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

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
The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2022, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)

			(In millions)
Trading account securities	Rs.	53,199.5	Rs.	304.1	Rs.	52,895.4	Rs.	—
Securities available-for-sale		4,388,563.1		174,680.3		4,069,988.1		143,894.7
Equity securities *		12,070.8		3,889.8		8,181.0		—
Total	Rs.	4,453,833.4	Rs.	178,874.2	Rs.	4,131,064.5	Rs.	143,894.7

Total	US$	58,703.4	US$	2,357.6	US$	54,449.2	US$	1,896.6

*	Equity securities classified within other assets.
The following table summarizes certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the years ended March 31, 2021 and March 31, 2022:

Particulars	As of March 31, 2021
	(In millions)

Beginning balance at April 1, 2020	Rs.	127,454.3
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		2,236.4
Purchases/additions		80,406.3
Sales		—
Issuances		—
Settlements		(48,933.1)
Transfers into Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2021	Rs.	161,163.9

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

Change in unrealized gains or losses for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	2,236.4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Particulars	As of March 31, 2022
	(In millions)

Beginning balance at April 1, 2021	Rs.	161,163.9
Total gains or losses (realized/unrealized)
-Included in net income		—
-Included in other comprehensive income		(2,841.2)
Purchases/additions		77,995.6
Sales		—
Issuances		—
Settlements		(92,423.6)
Transfers into Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2022	Rs.	143,894.7

Total amount of gains or (losses) included in net income attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	Rs	—

Change in unrealized gains or losses for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	(3,055.8)

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

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31
, 2021
, segregated by the level of valuation inputs within the fair value hierarchy:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)

	(In millions)
Derivative assets	Rs.	84,406.7	Rs.	—	Rs.	84,406.7	Rs.	—
Derivative liabilities	Rs.	81,880.0	Rs.	—	Rs.	81,880.0	Rs.	—
The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2022, segregated by the level of valuation inputs within the fair value hierarchy:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)

	(In millions)
Derivative assets	Rs.	80,202.3	Rs.	—	Rs.	80,202.3	Rs.	—
Derivative liabilities	Rs.	74,819.2	Rs.	—	Rs.	74,819.2	Rs.	—

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31. Risk and uncertainties
a) The outbreak of the
COVID-19
pandemic had led to a nation-wide lockdown in
April-May
2020. This was followed by local lockdowns in areas with a significant number of
COVID-19
cases. Following the easing of lockdown measures, there was an improvement in economic activity in the second half of fiscal year 2021. India experienced a “second wave” of the
COVID-19
pandemic in
April-May
2021 following the discovery of mutant coronavirus variants, leading to the re-imposition
of regional lockdowns. These were gradually lifted as the second wave subsided. By December 2021, another variant “Omicron” started spreading in India. However, with improved vaccination rates, the impact of the variant was lower than that of previous waves. Moving forward, there continues to be significant uncertainty relating to the further progression of other waves. The impact of COVID-19, including changes in customer behavior and pandemic fears, as well as restrictions on business and individual activities, has led to significant volatility in global and Indian financial markets and a significant decrease in global and local economic activities. The disruptions following the outbreak have impacted loan originations, the sale of third-party products, the use of credit and debit cards by customers and the efficiency in collection efforts resulting in an increase in customer defaults and consequently an increase in provisions there against. India is emerging from the COVID-19 pandemic. The extent to which the
COVID-19
pandemic will continue to impact the Bank’s results will depend on ongoing as well as future developments, which are uncertain, including, among other things, any new information concerning the severity of the
COVID-19
pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.
b) On September 3, 2020, a securities class action lawsuit was filed against the Bank and certain of its current and former directors in the United States District Court for the Eastern District of New York (the “Court”). The complaint was amended on February 8, 2021. The amended complaint alleges that the Bank, its former managing director, Mr. Aditya Puri, and the present managing director and CEO, Mr. Sashidhar Jagdishan made materially false and misleading statements regarding certain aspects of the Bank’s business and compliance policies, which the complaint alleges resulted in the Bank’s ADS price declining on July 13, 2020, thereby allegedly causing damage to the Bank’s investors. The Bank’s motion to dismiss the suit was filed on April 9, 2021, to which the lead plaintiff served its brief in opposition on June 8, 2021. The Bank, on July 23, 2021, through its legal counsel, has filed the reply memorandum of law in further support of the motion to dismiss the securities class action suit. The Bank’s motion to dismiss remains pending before the Court. Given the uncertainty inherent in these matters, and based on an assessment made after taking appropriate legal advice, at this point in time, the Bank does not believe that the ultimate outcome of this matter will be materially unfavorable to the Bank. Accordingly, no liability has been recorded in the Bank’s consolidated financial statements. The Bank intends to continue to vigorously defend against the allegations.
c) The ongoing war
 between Russia and Ukraine complicates the geopolitical landscape. The United States, the United Kingdom and the European Union have expanded sanctions significantly against Russia which could impact global markets and thus the Bank and its customers. The Bank continues to monitor developments and seeks to manage the associated impacts on its customers and business.
32. Subsequent events
a) In its meeting held on April 4, 2022, the Board of Directors of the Bank approved a composite scheme of amalgamation (the “Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into HDFC Bank (the “Proposed Transaction”). The share exchange ratio shall be 42 equity shares of HDFC Bank (each having a face value of Rs.
1
) for every
25
equity shares of HDFC Limited (each having a face value of Rs
. 2
)
.
The completion of the Scheme and the Proposed Transaction is subject to customary closing conditions, including the receipt of requisite approvals from the RBI, the Competition Commission of India, the National Housing Bank, the Insurance Regulatory and Development Authority of India, the Pension Fund Regulatory and Development Authority, the National Company Law Tribunal, the Securities Exchange Board of India, BSE Limited, the National Stock Exchange of India Limited and other statutory and regulatory authorities, and the respective shareholders and creditors, under applicable Indian law. It is currently anticipated that the Proposed Transaction will be completed during fiscal year 2024. While HDFC Bank has received certain approvals and no objection letters in regard to the Proposed Transaction subject to certain conditions, further approvals and letters will be required in due course. There can be no assurance that the remaining closing conditions will be satisfied in a timely manner or at all, or that an effect, event, development or change will not transpire that could delay or prevent these conditions from being satisfied.
Upon the Scheme becoming effective and following RBI’s permission if received for relaxation of certain regulatory requirements for subsidiaries of HDFC Bank (for which forbearance application was filed on March 28, 2022), the subsidiaries of HDFC Limited will become subsidiaries of HDFC Bank leading to a simplified corporate structure. In addition, upon the Scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date, which is to be determined by the Boards of Directors of HDFC Limited and HDFC Bank, and the equity shares held by HDFC Limited in the Bank will be extinguished. The shares proposed to be issued pursuant to the Proposed Transaction will not be registered with the SEC under the Securities Act of 1933 or the securities law of any state or other jurisdiction of the United States, and are being offered and sold in reliance on certain exemptions from registration under the Securities Act.
b) In its meeting held on April 23, 2022, the Board of Directors of the Bank recommended a dividend of Rs. 15.50 per share, which has been subsequently approved by the shareholders for payment in their Annual General Meeting, held on July 16, 2022. The amount of such dividend aggregated to Rs. 86,045.2 million.

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

2.2
Amended and Restated Deposit Agreement among HDFC Bank Limited, JPMorgan Chase Bank, N.A. and all holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to Form F-6 filed on September 9, 2015 (Registration No. 333-175521))

4
Composite Scheme of Amalgamation among HDFC Investments Limited, HDFC Holdings Limited, Housing Development Finance Corporation Limited, HDFC Bank Limited and their respective shareholders and creditors as approved by the Board of Directors on April 4, 2022, and by the board of directors of HDFC Limited on April 4, 2022, and as amended from time to time.

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101
The following financial information from HDFC Bank Ltd. Annual Report on Form
20-F
for the year ended March 31, 2022 is formatted in Inline XBRL: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders’ Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.

104	The cover page for HDFC Bank Ltd.’s Annual Report on Form 20-F for the year ended March 31, 2022 has been formatted in Inline XBRL.
HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission, upon its request, the instruments relating to the long term debt for securities authorized thereunder that do not exceed 10 percent of HDFC Bank Limited’s total assets.

*	Paper filing

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Srinivasan Vaidyanathan
Name: Srinivasan Vaidyanathan
Title: Chief Financial Officer
Date: July 29, 2022