Form 20-F
period 2023-03-31
HDFC BANK LTD
filed 2023-06-29
CIK 1144967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2023
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
Telephone:
91-22-3976-0711
Email: Santosh.Haldankar@hdfcbank.com
Office Address: HDFC Bank Ltd; Legal & Secretarial Dept; 2nd floor, Zenith House,
Opp. Race Course Gate No. 5 & 6, Keshavrao Khadye Marg,
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
Equity Shares, as of March 31, 2023                5,579,742,786
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files
).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in
Rule 12b-2
of the Exchange Act:
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
Indicate by check mark whether the registrant has filed a report on the attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

of
the Exchange Act).    Yes  ☐    No  ☒

i

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location
Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Exchange Rates and Certain Defined Terms	1

		Risk Factors	35

		Selected Financial and Other Data	81

Item 4	Information on the Company	Business	3

		Selected Statistical Information	84

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	92

		Principal Shareholders	140

		Related Party Transactions	141

		Supervision and Regulation	149

Item 5	Operating and Financial Review and Prospects	Management’s Discussion and Analysis of Financial Condition and Results of Operations	92

Item 6	Directors, Senior Management and Employees	Business—Employees	30

		Management	119

		Principal Shareholders	140

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	140

		Management—Loans to Members of Our Senior Management	132

		Related Party Transactions	141

Item 8	Financial Information	Report of Independent Registered Public Accounting Firms	F-2

		Consolidated Financial Statements and the Notes thereto	F-5

		Business—Legal Proceedings	31

Item 9	The Offer and Listing	Certain Information About Our American Depositary Share and Equity Shares	67

		Restrictions on Foreign Ownership of Indian Securities	192

Item 10	Additional Information	Management	119

		Description of Equity Shares	68

		Dividend Policy	80

		Taxation	143

		Supervision and Regulation	149

		Exchange Controls	190

		Restrictions on Foreign Ownership of Indian Securities	192

		Additional Information	196

ii

CROSS REFERENCE SHEET

	Item Caption	Location

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	22

		Selected Statistical Information	84

Item 12	Description of Securities Other than Equity Securities	Not Applicable

Item 12D	ADSs fee disclosure	Description of American Depositary Shares—Fees and Charges for Holders of American Depositary Shares	76
Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not Applicable

Item 15	Controls and Procedures	Management—Controls and Procedures	133

		Management’s Report on Internal Control Over Financial Reporting	197

		Report of Independent Registered Public Accounting Firm—Internal Controls Over Financial Reporting	198

Item 16A	Audit Committee Financial Expert	Management—Audit Committee Financial Expert	134

Item 16B	Code of Ethics	Management—Code of Ethics	134

Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	134

Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Not Applicable

Item 16F	Changes in or disagreements with accountants	Not Applicable

Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	135

Item 16H	Mine Safety Disclosure	Not Applicable

Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not Applicable

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

Investor expectations that reforms implemented by the government of India (the “Government of India” or the “Government”) will lead to an improvement in the long term growth outlook helped to improve the rupee’s performance, reducing the depreciation trend to 3.85 percent in fiscal year 2015. During fiscal year 2016, the rupee depreciated by 6.32 percent primarily reflecting global risk aversion and a strong United States dollar. However, in line with other emerging markets, which experienced currency appreciation in fiscal year 2017, the Indian rupee also appreciated by 2.1 percent against the United States dollar. This was mainly attributed to repricing of the Indian assets by international investors (driven by domestic economic and political stability) alongside the disappointment relating to the United States reform agenda. In fiscal year 2018, the rupee ranged between a high of Rs. 65.71 per US$ 1.00 and a low of Rs. 63.38 per US$ 1.00. Pressure developed in the last two quarters of fiscal year 2018 as oil prices rose and trade war risks escalated globally. In fiscal year 2019, while the rupee depreciated overall by 6.3 percent against the United States dollar, it ranged between a high of Rs. 74.4 per US$ 1.00 and a low of Rs. 64.85 per US$ 1.00. Rising oil prices and a slowdown in global trade volumes, as well as a risk aversion towards emerging market currencies (because of tariffs and trade war risks) have all affected the rupee negatively in fiscal year 2019. The rupee further depreciated in fiscal year 2020, amid weak global demand, low domestic economic growth and foreign portfolio investment outflows, as well as a result of foreign investors becoming more risk averse with respect to investments in India. In fiscal year 2020, the rupee ranged between a high of Rs. 76.37 per US$ 1.00 and a low of Rs. 68.40 per US$ 1.00. The rupee appreciated by 2.8 percent in fiscal year 2021, in part due to a weak dollar and robust foreign flows. In fiscal year 2021, the rupee traded in the range of 75.08-73.14 per US $1.00. With foreign capital outflows and geo-political risks, the rupee depreciated by 3.8 percent against the United States dollar in fiscal year 2022. In fiscal year 2022, the rupee ranged between a high of Rs. 77.07 per US$ 1.00 and a low of Rs. 72.37 per US$ 1.00. On account of a strong United States dollar and foreign institutional investors (“FII”) outflows, the rupee depreciated by 8.1 percent in fiscal year 2023.

Although we have translated selected Indian rupee amounts in this document into United States dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to United States dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to United States dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$ 1.00 = Rs. 82.19 on March 31, 2023. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on June 16, 2023 was Rs. 81.89 per US$ 1.00.

FORWARD-LOOKING STATEMENTS

We have included statements in this report which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, the success of the Proposed Transaction (as defined below) and implementation of the Scheme with HDFC Limited (as defined below (1)), future levels of our non-performing/ impaired assets, our growth and expansion, the adequacy of our provision/allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

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

(1)

Any forward-looking statements made in relation to the Scheme with HDFC Limited and the Proposed Transaction are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that relate to the Scheme with HDFC Limited and the Proposed Transaction. The Scheme with HDFC Limited is not yet effective and in accordance with the provisions of the Scheme, the Scheme may be terminated and the Proposed Transaction may not be completed. Further, the implementation of the Scheme may fail to realize the anticipated benefits of the merger. For additional information about potential risks that relate to the Proposed Transaction and the Scheme with HDFC Limited that could affect our business and financial results, see “Risk Factors”.

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

We have three principal business activities: retail banking, wholesale banking and treasury operations. Our retail banking products include deposit products, loans including loans to small and medium enterprises, credit cards, debit cards, third-party mutual funds and insurance products, bill payment services, and other products and services. Under wholesale banking, we offer a wide range of commercial and transactional banking services, including working capital finance, trade services, transactional services and cash management. We are also a leading provider of structured solutions in India, which combine cash management services with vendor and distributor finance to facilitate supply chain management for our corporate customers. Our treasury operations manage our balance sheet including liquidity and interest rate risks thereon, and include customer-driven services such as advisory services related to foreign exchange and derivative transactions for corporate and institutional customers, supplemented by proprietary trading, including Indian Government securities. Further, our non-banking finance company (“NBFC”) subsidiary HDB Financial Services Limited (“HDBFSL”) offers a wide range of loans and asset finance products including mortgage loans, commercial vehicle loans, consumer loans and gold loans, as well as a range of business process outsourcing solutions. We provide our customers with brokerage accounts through our subsidiary HDFC Securities Limited (“HSL”), which we believe is one of the leading stock brokerage companies in India and which offers a suite of products and services across various asset classes, such as equity, gold and debt, and via multiple platforms, i.e., online, mobile, telephone and branches.

As a result of trade tensions and geo-political risks, global growth slowed to 2.8 percent in 2019 from 3.6 percent in 2018, according to IMF estimates. In 2020, growth declined by 2.8 percent, driven by the COVID-19 pandemic and related lockdowns and movement restrictions across the globe, which caused GDP to contract in major economies. With the availability of vaccines and policy support, the global economy started regaining strength in 2021, when, as per the International Monetary Fund (“IMF”), global growth stood at 6.3 percent. However, global recovery halted again in 2022 on account of the Russia-Ukraine crisis, the China slowdown, rising commodity prices, and elevated inflation. As per the IMF, global growth moderated to 3.4 percent in 2022. Looking ahead, growth outlooks appear less optimistic as global monetary tightening, the recent turmoil in the U.S. banking sector and moderation in global trade are likely to weigh on global growth in 2023. The IMF estimates global growth to moderate to 2.8 percent in 2023.

In fiscal year 2021, the COVID-19 pandemic adversely impacted India’s economic growth. The Government imposed a lockdown between March 25, 2020 and May 31, 2020. While this helped to control the spread of the pandemic during the first wave, it adversely impacted all sectors of the economy, with the consumption and services sectors worst affected. With improved mobility and policy measures, economic activity picked up in the second half of fiscal year 2021. GDP rebounded with 2.1 percent year on year growth in the second half of fiscal year 2021 as compared to a contraction of 14.4 percent in the first half of fiscal year 2021. For the full fiscal year 2021, India’s GDP declined by 5.8 percent in fiscal year 2021 compared to growth of 3.7 percent in the prior year.

However, the “second wave” of COVID-19 and related containment measures adversely affected the pace of recovery for the Indian economy during the first quarter of fiscal year 2022. On a quarter-by-quarter basis, India’s GDP declined by 16.3 percent in the first quarter of fiscal year 2022, although year-on-year growth stood at 21.6 percent, primarily due to support from a low base from the previous year. Economic activity started recovering from the second quarter of fiscal year 2022, but came under stress again in the second half of fiscal year 2022 as the Omicron variant started spreading. Overall, GDP growth stood at 9.1 percent in fiscal year 2022, against a decline of 5.8 percent in fiscal year 2021.

In the first quarter of fiscal year 2023, GDP growth in India rebounded sharply with support from the reopening of the economy. While year-on-year growth benefited from a low base, economic activity gained genuine traction during the first quarter. GDP growth stood at 13.2 percent year-on-year in the first quarter of fiscal year 2023. However, year-on-year GDP growth began to moderate from the second quarter, primarily due to a fading base effect. In addition, weak performance of the manufacturing sector and exports negatively impacted growth in part due to elevated input costs as the Russia-Ukraine war caused supply chain disruptions. In the third quarter of fiscal year 2023, GDP growth moderated to 4.5 percent from 6.2 percent in the second quarter. However, GDP growth recovered to 6.1 percent in the fourth quarter of fiscal year 2023. For the full fiscal year 2023, GDP growth stood at 7.2 percent.

Geo-political tensions and lingering supply side disruptions weighed on domestic retail inflation in fiscal year 2023. Consumer Price Index (“CPI”) inflation rose to 7.8 percent in April 2022 and stayed above the RBI’s upper tolerance limit of 6.0 percent for the most part of the fiscal year 2023. CPI inflation averaged at 6.7 percent in fiscal year 2023 compared to 5.5 percent in fiscal year 2022. More recently, headline CPI inflation eased to 4.7 percent in April 2023 and further to 4.25 percent in May. Going forward, domestic retail inflation is expected to average at 4.9 percent in fiscal year 2024, primarily due to the base effect and moderation in global commodity prices. However, weather-related disruptions (such as the possibility of El Niño or an uneven distribution of monsoon and heat waves) could challenge the overall inflation outlook.

In fiscal years 2022 and 2023, major central banks raised interest rates sharply as inflation rose to record levels. The U.S. Federal Reserve increased its policy rate by 500 basis points to 5.0-5.25 percent between March 2022 and May 2023, reaching the highest level since 2007. Similarly, the European Central Bank raised the policy rate by 400 basis points to 3.50 percent (deposit rate) and the Bank of England increased the policy rate by 440 basis points to 4.50 percent. In India, the RBI raised the policy rate cumulatively by 250 basis points to 6.50 percent, before choosing to keep rates unchanged at its April 2023 policy meeting.

Going forward, India’s GDP growth is likely to moderate in fiscal year 2024, primarily due to decreasing external demand as global growth slowdown is likely to adversely impact India’s export performance. Moreover, the contribution of private consumption to GDP growth is estimated to be lower than in previous years as high services inflation, labor market stress due to global recession and a possibility of weaker than normal monsoons and other weather-related risks for the agriculture sector could negatively affect consumer demand. However, the impact of these factors could be partially cushioned by Government’s capital spending plan worth Rs. 10 trillion, mainly focusing on roads and railways. On balance, GDP growth is expected at 6.0 percent in fiscal year 2024.

In response to the adverse impact of the COVID-19 pandemic and related disruptions, the Government sharply increased its spending in both fiscal year 2021 and fiscal year 2022. While the fiscal deficit was 9.2 percent in fiscal year 2021, it narrowed to 6.7 percent in fiscal year 2022. The Government increased its capital spending plan significantly in fiscal years 2023 and 2024 to support growth, while remaining on track for fiscal consolidation in fiscal year 2023 and targeting the fiscal deficit to be at 6.4 percent. For fiscal year 2024, the Government plans to spend Rs. 10 trillion, an increase of 37.3 percent compared to fiscal year 2023, as capital expenditure. Around 40 percent of total capital expenditure is planned to be spent on roads and railways. Despite the sharp increase in capital spending, the Government has targeted a lower fiscal deficit of 5.9 percent for fiscal year 2024.

Since commencing operations in January 1995, we have grown rapidly. As of March 31, 2023, we had 7,821 branches and 19,727 ATMs/Cash Deposit and Withdrawal Machines (“CDMs”) in 3,811 cities and towns and 82.8 million customers. In addition, we had 15,921 business correspondents, which were primarily manned by common service centers (“CSCs”). On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets have grown from Rs. 21,113.7 billion as of March 31, 2022 to Rs. 25,755.6 billion as of March 31, 2023. Our net income has increased from Rs. 386.0 billion for fiscal year 2022 to Rs. 495.4 billion for fiscal year 2023. Our loans and deposits as of March 31, 2023 amounted to Rs. 17,052.9 billion and Rs. 18,826.6 billion, respectively. Across business cycles, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2023, gross non-performing customer assets as a percentage of gross customer assets was 1.1 percent. Our net customer assets represented 93.3 percent of our deposits and our deposits represented 73.1 percent of our total liabilities and shareholders’ equity. The average non-interest-bearing current accounts and low-interest-bearing savings accounts represented 43.5 percent of average total deposits for the year ended March 31, 2023. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) of 3.5 percent for fiscal year 2023. We had a return on equity (net income as a percentage of average total shareholders’ equity) of 16.8 percent for fiscal year 2022 and 18.7 percent for fiscal year 2023. As at March 31, 2023 we had a total capital adequacy ratio (calculated pursuant to RBI guidelines) of 19.30 percent. Our Common Equity Tier I (“CET-I”) ratio was 16.40 percent as at March 31, 2023.

About Our Bank

HDFC Bank Limited is a limited liability company that was incorporated in August 1994 under the laws of India and commenced operations as a scheduled commercial bank in January 1995. In 2000, we merged with Times Bank Limited and, in 2008, we acquired Centurion Bank of Punjab Limited (“CBoP”). We are part of the HDFC Group of companies established by our principal shareholder, Housing Development Finance Corporation Limited (“HDFC Limited”), a listed public limited company established under the laws of India. HDFC Limited is primarily engaged in financial services, including mortgages, property-related lending and deposit services. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life insurance and general insurance. HDFC Limited and its subsidiaries (together, “HDFC Group”) owned 20.87 percent of our outstanding equity shares as of March 31, 2023 and our Chairperson and Managing Director are nominated by HDFC Limited and appointed with the approval of our shareholders and the RBI. See “Principal Shareholders.” See also “—Proposed Transaction.” We have no agreements with HDFC Limited or any of its group companies that restrict us from competing with them or that restrict HDFC Limited or any of its group companies from competing with our business. We currently distribute products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Life Insurance Company Limited and HDFC ERGO General Insurance Company Limited, respectively, and mutual funds of HDFC Asset Management Company Limited.

We have two subsidiaries, HDBFSL and HSL, which are both incorporated in India. HDBFSL is a non-deposit-taking NBFC engaged primarily in the business of retail asset financing while HSL is primarily in the business of providing brokerage and other investment services. Effective April 1, 2018, the financial results of our subsidiary companies have been prepared in accordance with notified Indian Accounting Standards (April 1, 2017 being the transition date). HDBFSL’s total assets and shareholders’ equity as of March 31, 2023 were Rs. 700.5 billion and Rs. 114.4 billion, respectively. HDBFSL’s net income was Rs. 19.6 billion for fiscal year 2023. As of March 31, 2023, HDBFSL had 1,492 branches across 1,054 cities in India. HSL’s total assets and shareholders’ equity as of March 31, 2023 were Rs. 82.7 billion and Rs. 18.0 billion, respectively. HSL’s net income was Rs. 7.8 billion for fiscal year 2023.

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

Following the Board meeting held on April 4, 2022, the parties to the Scheme filed a company scheme application with the National Company Law Tribunal, Mumbai Bench (“NCLT”). Pursuant to the order dated October 14, 2022 by the NCLT, a shareholders’ meetings of HDFC Bank and HDFC Limited were convened. The Scheme was approved by the requisite majority of shareholders on November 25, 2022. On receipt of such shareholders’ approval, the parties to the Scheme filed a joint company scheme petition before the NCLT seeking sanction of the Scheme. The NCLT, after hearing the parties to the Scheme, sanctioned the Scheme on March 17, 2023 (“NCLT Order”).

In accordance with Clause 42 of the Scheme, the effectiveness of the Scheme is inter alia subject to receipt of certain approvals and meeting various compliances under the applicable law and regulations. While the requisite approvals have been received by the parties, certain compliances are currently pending. The Scheme will be made effective shortly after completion of such compliances, including filing the NCLT Order with the Registrar of Companies, which is expected to occur on or about July 1, 2023.

We expect the Proposed Transaction to be strategically beneficial to both the Bank and HDFC Limited as it takes advantage of existing complementarities. Following the Proposed Transaction, we expect to grow our housing loan portfolio and enhance our existing customer base, benefiting from HDFC Limited’s technological capabilities to evaluate the credit worthiness of customers and its existing offices to market our products and services across India. The housing market environment has changed with recent laws bringing in greater transparency and price corrections lowering inventories. Home loan customers are typically retained for a longer time than our other retail customers. There is a sizeable customer base of HDFC Limited that presently does not do banking with us yet and to whom we can make our product and service offerings. HDFC Limited’s rural and affordable housing lending is expected to qualify as priority sector lending for us and can enable a higher flow of credit into priority sector lending, including agriculture. At the same time, we expect the combined entity resulting from the completion of the Proposed Transaction to benefit from our lower cost of funds and distribution. As the present regulatory environment is more conducive in terms of reduced reserve requirements of about 22.5 percent (compared to 26 percent previously), we expect acquiring liability customers and deposit mobilization to be a key focus area for us to fund future growth. In addition, we expect to reduce the proportion of our exposure to unsecured loans and benefit from a larger balance sheet and capital base, which would allow us to underwrite larger ticket loans and also enable a greater flow of credit into the Indian economy. More secured and long-tenure products are expected to strengthen the Bank’s robust asset portfolio mix. The Scheme also enlists certain rationales and benefits of the Proposed Transaction. Those expectations and anticipated benefits as well as the rationales mentioned in the Scheme are based on estimations and there is no assurance that they will materialize or materialize to the fullest extent as anticipated.

See also “Risk Factors—The implementation of the Scheme may fail to realize the anticipated benefits of the merger and will expose us to incremental regulatory requirements.”

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

We have a strong brand presence and extensive reach through a large distribution network

At HDFC Bank, we are focused on offering a comprehensive range of financial products and solutions tailored to meet the diverse needs of our customers. We are driven by our core values: customer focus, operational excellence, product leadership, sustainability and people. This has helped us grow and achieve our status as one of the largest private sector banks in India, while delivering value to our customers, stakeholders, the Government, employees and the community at large. We believe HDFC Bank is one of the most trusted and preferred bank brands in India. We have been acknowledged as “Best Bank in India” at the Euromoney Awards for Excellence 2022 and as the “Best Corporate Bank”, “Best Bank for SMEs” and “Best Bank for Diversity & Inclusion” at the Asia Money Best Bank Awards 2022. We have capitalized on our strong brand presence by establishing an extensive banking network throughout India, serving a broad range of customers in metro, urban, semi-urban and rural regions. As of March 31, 2023, we had 7,821 branches and 19,727 ATMs/CDMs in 3,811 cities and towns and over 82.8 million customers, and of our total branches, 52.0 percent were in the semi-urban and rural areas. In addition, we had 15,921 business correspondents, which were primarily manned by CSCs. Our extensive branch network is further complemented by our digital platforms, including internet banking, mobile banking, WhatsApp banking and phone banking solutions, to provide our customers with a lifestyle banking experience, which is categorized into seven categories: Pay, Save, Invest, Borrow, Shop, Trade and Insure. Our focus is on delivering a highly personalized multi-channel experience to our customers.

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

Our retail banking products include deposit products, retail loans (such as vehicle and personal loans), and other products and services, such as private banking, depositary accounts, foreign exchange services, distribution of third-party products (such as insurance and mutual funds), bill payments and sale of gold and silver bullion. In addition, we are the largest credit card issuer in India with 17.5 million cards outstanding as of March 31, 2023. With respect to wholesale banking, we offer a wide range of commercial and transactional banking services to businesses and organizations of all sizes. Our services include working capital finance, term lending, project finance, trade services, supply chain financing, transactional services and cash management, as well as other services. Our product offerings include documentary credits and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products and services such as custodial and clearing bank services and correspondent banking. We have made significant inroads into the banking consortia of a number of leading Indian corporates including multinationals. We believe our large scale and low cost of funding enable us to pursue high-quality wholesale financing opportunities competitively and at an advantage compared to our peers. We collect taxes for the Government and are bankers to companies in respect of issuances of equity shares and bonds to the public. Our NBFC subsidiary HDBFSL offers loan and asset finance products including tractor loans, consumer loans and gold loans, as well as business process outsourcing solutions such as form processing, document verification, contact center management and other front- and back-office services.

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

We have achieved robust and consistent financial performance while maintaining a healthy asset quality during our growth

On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resulting increase in market penetration through our extensive branch network, our assets have grown from Rs. 21,113.7 billion as of March 31, 2022 to Rs. 25,755.6 billion as of March 31, 2023. Our net interest margin was 4.3 percent in fiscal year 2022 and 4.4 percent in fiscal year 2023. Our current and savings account deposits as a percentage of our total deposits were 44.4 percent as of March 31, 2023, and we believe this strong current and savings account profile has enabled us to tap into a low-cost funding base. In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a healthy asset quality. We continue to have low levels of non-performing customer assets as compared to the average levels in the Indian banking industry. Our gross non-performing customer assets as a percentage of total customer assets was 1.1 percent as of March 31, 2023. Our net income has increased from Rs. 386.0 billion for fiscal year 2022 to Rs. 495.4 billion for fiscal year 2023. Net income as a percentage of average total shareholders’ equity was 16.8 percent in fiscal year 2022 and 18.7 percent in fiscal year 2023 and net income as a percentage of average total assets was 2.1 percent in fiscal year 2022 and 2.2 percent in fiscal year 2023. We believe the combination of strong net income growth, robust deposit-taking, a low cost of funds and prudent risk management has enabled us to generate attractive returns on capital.

We have an advanced technology platform

We have taken significant strides towards building a technology-focused ecosystem by creating seamless digital experiences for our customers. Our technology transformation agenda is central to delivering “always-on” secure services, backed by resilient technology systems. We have started reaping the benefits from Project Future Ready with various products launches consolidating our growth further. See “—Our Business Strategy—Project Future Ready.” We remain committed to leading the charge to innovate and progress on the tech and digital revolution which has been witnessed in India post-COVID-19. We are focusing on building new competencies through our factory approach under Digital Solutions Factory, Enterprise Factory.

Digital Solutions & Factory: Visioned to bring in greater working synergies between our Digital Factory & Business Solutions Group unit, this unified construct is responsible for building and reimagining experiences and journeys for HDFC bank products and services for our existing and potential customers.

Enterprise Factory: This unit is the bridge between the core IT systems and the cloud-native experience that are being designed through the digital factory. This unit is also responsible for end-to-end architecture of all our applications.

Our factory approach has empowered new products and services with a reimagination of services and journeys for our customers. Strategic partnerships with FinTechs have contributed to introducing cutting edge technologies to the banking landscape and have enabled us to further strengthen our leadership in the industry.

We have an experienced management team

Our experienced management team is led by Mr. Sashidhar Jagdishan, who has been with our Bank since 1996 and who was appointed Managing Director and Chief Executive Officer of the Bank in October 2020. Formerly our Chief Financial Officer, Mr. Jagdishan was appointed as Change Agent in 2019. He was additionally responsible for legal and secretarial, human resources, corporate communication, infrastructure, administration and corporate social responsibility functions. Effective April 2023, Mr. Kaizad Bharucha, our former Executive Director, was appointed as Deputy Managing Director and Mr. Bhavesh Zaveri was appointed as Executive Director. See also “Management.”

Our leadership team brings together a diversity of talent and a wealth of experience. Many of the members of our management have had a long tenure with us, which gives us a deep bench of experienced managers. They have substantial experience in banking or other industries and share our common vision of excellence in execution. Having a management team with such breadth and depth of experience is well suited to leverage the competitive strengths we have already developed across our large, diverse and growing branch network as well as allowing our management team to focus on creating new opportunities for our business. As the world becomes increasingly digital, our management team intends to steer the Bank to leadership in this emerging domain with innovative products and services. See also “Management.”

Our Business Strategy

Our business strategy emphasizes the following elements:

Project Future Ready

In fiscal year 2022, we launched “Project Future Ready”, which focuses on developing best-in-class products and services. As part of Project Future Ready, we have launched a multitude of products over fiscal year 2023, delivering neo-banking experiences to our customers while making banking simple, easy and highly secure. Key launches include the following:

•

PayZapp 2.0: The modernized payments app, which launched in March 2023, offers a seamless and intuitive user interface with enhanced security. PayZapp 2.0 also brings about several quality-of-life improvements compared to its predecessor and provides new-age functionalities such as limit management, auto-linkage of HDFC Bank cards, enhanced onboarding experience and detailed account statements.

•

Smart Hub Vyapar: The one-stop business and banking solution has been designed and developed to serve the business needs of micro, small and medium enterprises (“MSMEs”) and is continuously enhanced with new use cases bundled as part of various rollouts. The app allows instant, digital and paperless merchant onboarding for the Bank’s customers, accepts interoperable payments across multiple payment modes, and enables remote payments. Merchants can also avail banking services such as opening fixed deposits and quick access to pre-approved loans and credit cards. Additionally, the app has a marketing tool that enables merchants to broadcast their offers through social media to existing and potential customers.

•

HDFC Bank One (Customer Experience Hub): This conversational bot is built on artificial intelligence (“AI”) and machine learning (“ML”) and has transformed our contact centers into a consolidated central platform. It has been rolled out pan-India covering contact centers including inbound phone banking, interactive voice response (“IVR”) self-service, virtual relationship management teams and tele-sales. With the launch of HDFC Bank One we have witnessed significant improvements in our customer engagements owed to the omni-channel experience being provided across WhatsApp chat banking, SMS banking, IVR self-service and agent-assisted banking.

•

Xpress Car Loans (“XCL”): XCL, which is the first of its kind end-to-end digital lending journey platform in India, facilitates instant and hassle-free car loan disbursals to existing as well as new-to-bank customers. It has been well received particularly by customers with average monthly disbursements crossing a fifth of the total disbursements. The platform will be further enhanced by engaging with leading car dealerships and manufacturers to offer seamless loan disbursals and purchase experiences across India.

•

Cattle Finance: Our Dairy Cattle Finance App is our one-touch solution developed to support dairy farmers by providing them with a single platform for the end-to-end digital processing of loan applications. As the platform combines everything from the customer’s onboarding to the disbursement of the loan under one umbrella, the turnaround time can be reduced significantly, thereby enhancing the customer experience.

Increase our market share of India’s expanding banking and financial services industry

In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths, including our strong brand, our diverse product offering and our extensive banking outlet and ATM networks, to increase our market penetration. We believe we can expand our market share by focusing on developing our digital offerings to target mass markets across India. We believe digital offerings will position us well to capitalize on growth in India’s banking and financial services sector, arising from India’s emerging middle class and growing number of bankable households. Our key indigenous digital products such as XCL, 10 Second Personal loans, digital loan against shares, and digital loan against mutual funds, among others, enable not only our existing customers but also new bank customers to avail loans in a seamless manner. These initiatives address the needs of the growing population of digital savvy customers. We believe we can also capture an increased market share by expanding our branch footprint, particularly by focusing on rural and semi-urban areas. As of March 31, 2023, we had 7,821 branches and 19,727 ATMs/CDMs in 3,811 cities and towns. In addition, we had 15,921 business correspondents, which were primarily manned by CSCs. In line with the Bank’s core value of product leadership, the bank has significantly enhanced its process of managing the retail distribution franchise and its expansion by developing a scientific approach and using a “Distribution Planning Tool”. This data science tool combines data sources, including geo-spatial data on urbanization levels in India, credit bureau information on the presence of financial companies in an area and various internal data sources with a front-end data visualization solution. The Distribution Planning Tool has enabled the Bank to merge data-based insights with on-the-ground intelligence to take informed decisions on the expansion of distribution points (branches, ATMs/CDMs and business correspondents) at locations which carry high business potential across the country. We expect this approach to help optimize our expansion and increase our market share and profitability.

Continue our investments in technology to support our digital strategy

As we continuously improve and modernize our core banking applications and information technology infrastructure, we have reinforced our technology and innovation know-how by undertaking key initiatives such as:

•

Data Centre Migration: We have successfully migrated our primary data center to state-of-the-art facilities in Mumbai and Bengaluru. Our comprehensive planning of the 12+ month program helped achieve a seamless migration of all production and testing environment applications.

•

Cloud strategy: We have progressed on our hybrid cloud strategy with the successful implementation of a common landing zone with leading cloud service providers. This enables us to create a secure and streamlined environment for all cloud deployments in the future and furthers ’our agenda of implementing agile and modern software development practices in the transformation journey.

•

TradeFlow: The application TradeFlow is built entirely on the cloud and employs various automations integrating more than 15 applications. It has entirely transformed our trade finance solution by building a centralized state-of-the-art platform, providing improved reliability and usability for end-users. With features such as dynamic reports, an informative dashboard and a single view of all dependencies as well as its ability to integrate with various trade finance peripheral applications, TradeFlow proves to be a one-stop application for all our trade users.

•

Revamping Corporate Net Banking: Corporate Banking eXchange (“CBX”) is our unified corporate banking portal specifically designed to cater to the net-banking needs of corporates. Having the capability to transact and process via both mobile and the internet portal, this system handles more than 87,000 active domains. 99 percent of our customers have already been migrated to CBX and the remaining are being onboarded. The new portal offers a superior experience with modern features such as customized narration, enhanced authorization levels and a contextual help dashboard providing superior customer convenience.

•

Unified payment interface (“UPI”): With a 70 percent year-on-year growth, our UPI continued improving both in terms of value and volumes in fiscal year 2023. With the successful implementation of the Active-Active architecture of the UPI (data is replicated to a ready-to-go secondary site which is in constant synchronization with the primary site), we are able to process records from the NPCI disaster recovery (“DR”) and NPCI primary recovery (“PR”) sites simultaneously. We plan to enhance our UPI further, viz. through the introduction of UPI Lite, which facilitates low-value transactions in offline mode through on-device wallets, enabling users to make transactions even when they do not have access to the internet.

•

FynDNA Governor Solution: Governor Solution is our recently developed adaptive rate limiter for monitoring UPI transactions, which is deployed between the source and destination system (whether cloud or on-premises). It plays a key role in intelligently managing and controlling the exchange of transactions basis the health of the destination system. The monitoring mechanism of Governor solution enables detailed performance analytics of the destination system, facilitating the early detection of any irregularities and preventing performance deterioration.

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

Maintain strong asset quality through disciplined credit risk management

We have maintained high-quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our gross non-performing customer assets as a percentage of gross customer assets was 1.1 percent as of March 31, 2023. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.

Maintain a low cost of funds

We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. Our non-interest-bearing current and low-interest-bearing savings account deposits were 44.4 percent of our total deposits as of March 31, 2023. Our average cost of funds (including equity) was 3.1 percent in fiscal year 2022 and 3.5 percent in fiscal year 2023.

Embed ESG principles within our wider business strategy

We include environmental, social and governance (“ESG”) factors in our business strategy, including in the design of our products and services and the implementation of our processes and policies. Our ESG strategy, which seeks to create value for all stakeholders, focuses on climate change, community and society, along with certain practices related to customers and suppliers, lending, procurement and governance. We have a board-level Corporate Social Responsibility and ESG Committee with oversight of our sustainability and climate change initiatives, and the Board has approved an ESG policy framework to identify and mitigate the Bank’s climate change-related risks. In fiscal year 2022, we committed to become carbon neutral with respect to direct emissions from our operations by fiscal year 2032 and are putting in place an implementation framework to achieve carbon neutrality, including continuing our investments in renewable energy and energy efficiency projects to lower our carbon footprint. Other initiatives to reduce ESG risks include initiatives in digital banking, contributions to tree planting targets, green building, managing greenhouse gas emissions through various initiatives, including those to reduce fuel consumption by our corporate fleet and paper consumption across the Bank, the use of renewable energy and a reduction in energy consumption.

With increasing focus on formalizing climate change risk management and enhancing related disclosures, some stakeholders are also placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. We continue to monitor the impacts of climate change risks on our business, including as the result of regulatory developments, changing market practices and the transition to a low carbon economy, and to accelerate the development of our climate risk management capabilities. Developments in data collection and assessment methodologies are expected to continue to help improve and enhance our measurement and reporting of climate change risks and financed emissions. We are exploring frameworks to model and assess climate risks. We also continue our efforts to acquire granular data and test tools for climate risk assessments and to adopt suitable methodologies to analyze exposures under different climate scenarios through suitable partnerships—including exploring options to collaborate with data providers.

Evaluation of environmental and social risk is also an integral part of our overall credit appraisal and approval process. Recently, we have upgraded the SEMS framework and replaced it with an ESG & Climate Change (“ESG CC”) assessment framework to enable a more comprehensive assessment of ESG and climate change issues. The ESG CC assessment framework necessitates an assessment of environmental, health, social, safety and climate change risks in addition to other risks as part of the overall credit appraisal process. In particular, wholesale borrowers with a direct customer risk greater than Rs. 500 million across facilities are subject to ESG CC assessment. In addition, we are increasingly emphasizing green financing solutions and tailoring the Bank’s portfolio towards climate-sensitive financing and companies with appropriate risk assessment systems and processes.

COVID-19 Pandemic

On March 11, 2020, the COVID-19 outbreak was declared a pandemic by the World Health Organization (“WHO”). Governments and companies introduced a variety of measures to contain the spread of the virus. We also took measures and implemented remote working arrangements for the majority of our workforce, provision of appropriate masks and hand sanitizers for at-risk employees, use of physical distancing measures, periodic disinfection and fumigation of operational bank locations and the establishment of a specific COVID-19 employee helpline. As a result of remote working, we have strengthened our cybersecurity measures, including implementing two-factor authentication, increasing employee awareness of unusual activity and ensuring IT support is available 24 hours per day. We also implemented additional measures to enable customers to complete their banking activity remotely where possible. We believe that our capital and liquidity positions remain strong leading to robust processes, coordination and communication within our business units and a high level of customer service and care.

The pandemic and its aftermath present both challenges and opportunities for the Indian banking system. For example, opportunities in the healthcare sector are likely to continue growing, as the management of the pandemic underscores the need to expand capacity in this area. Growth in the healthcare sector also has a positive impact on the pharmaceuticals and medical equipment segments. To strengthen the manufacturing segment, the Government announced the Production Linked Incentive Scheme in March 2020. In the fiscal year 2022 budget, Rs. 1.9 trillion were allocated to the scheme for five years, with a focus to boost production in textiles, electronics, pharmaceuticals and 10 other segments. Additionally, the Government plans to increase its capital spending to Rs. 10.0 trillion for fiscal year 2024 from Rs. 5 trillion in fiscal year 2023. This may lead to increased demand for ancillary products in the infrastructure segment, as well as the crowding-in of private capital expenditure.

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

Loans to MSMEs increased sharply in fiscal year 2022 and 2023, primarily due to the Government’s Emergency Credit Line Guarantee Scheme. The Government had increased the cover of this scheme by Rs. 500 billion to Rs. 5 trillion in February 2022. While the sovereign back-stop makes lending to this segment viable in the near term, the effort to strengthen and scale up MSMEs could create high-quality borrowers in the process.

As the Indian economy began to recover from COVID-19 pandemic-related disruptions, bank credit growth accelerated to 15 percent in March 2023 from 8.6 percent in March 2022. This acceleration in bank credit growth was broadly based in fiscal year 2023, with major segments, such as loans to MSME, retail, agriculture and allied sectors, experiencing double digit growth.

For fiscal year 2024, the Government plans to increase its capital spending by 37.3 percent to Rs. 10 trillion. This could increase investments in ancillary segments such as steel, cement and pipes, some of which have already seen improved capacity utilization, with the potential of private capital expenditures increasing further going forward beyond 2024.

The Government also announced a revamped credit guarantee scheme for the MSME sector in the budget for 2023-2024. The scheme has allocated funds of Rs. 90 billion and is expected to enable additional collateral-free guaranteed credit of Rs. 2 trillion. Moreover, the Government has increased the agriculture credit target by 11 percent to Rs. 20 trillion for fiscal year 2024. These measures could support credit growth in the agriculture sector and industry segment.

Lastly, an anticipated shift in global value chains away from China, in order to reduce concentration risk, as well as in response to a shifting geo-political landscape, presents India with unique opportunities. India could gain global market share across sectors including more traditional sectors, such as textiles, furniture and basic chemicals, as well as more technologically advanced sectors, such as mobile phone handsets, pharmaceuticals and auto components.

However, challenges still remain. Factoring in the possibility of a global slowdown, GDP growth is expected to moderate to 6.0 percent in fiscal year 2024. While Government capital spending could crowd-in private investments in some segments (e.g., cement and steel), overall private capital expenditure growth is likely to be muted, due to a likely slowdown in private consumption and external demand, global uncertainty and recessionary risks. In addition, rising costs of capital due to domestic and global monetary tightening could weigh on investments and credit demand. Lastly, the possibility of rising urban unemployment, which is often a corollary of a slowdown in economic growth, remains a risk for the demand for retail lending.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking and treasury operations. The following table sets forth our total revenues-net, comprising of net interest revenue after provision for credit losses and non-interest revenue-net attributable to each area for the last three fiscal years:

	Years ended March 31,
	2021		2022		2023

	(in millions, except percentages)
Retail banking	Rs.567,389.2	72.5%	Rs.640,670.1	71.8%	Rs.808,952.1	US$	9,842.4	71.5%
Wholesale banking	198,576.0	25.4%	235,811.3	26.4%	305,947.4		3,722.3	27.1%
Treasury operations	16,463.6	2.1%	15,952.8	1.8%	16,261.7		197.9	1.4%
Net revenue	Rs.782,428.8	100.0%	Rs.892,434.2	100.0%	Rs.1,131,161.2	US$	13,762.6	100.0%

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

As of March 31, 2023, we had 7,821 branches and 19,727 ATMs/CDMs in 3,811 cities and towns. In addition, we had 15,921 business correspondents, which were primarily manned by CSCs. We also provide telephone, internet and mobile banking to our customers. We plan to continue to expand our banking outlet and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans, of which 28.9 percent were unsecured, constituted 66.1 percent of our gross loans as of March 31, 2023. Apart from our banking outlets, we use our ATMs, telephone banking, internet banking and mobile banking to promote our loan products. We perform our own credit analysis of the borrowers and the value of the collateral if the loan is secured. See “—Risk Management—Credit Risk—Retail Credit Risk.” We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral, in most cases, we obtain debit instructions/post-dated cheques covering repayments at the time a retail loan is made. It is a criminal offense in India to issue a bad cheque. Our unsecured personal loans, which are not supported by any collateral, are a greater credit risk for us than our secured loan portfolio. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher contracted interest rate since they carry a higher credit risk as compared to secured loans. See also “Risk Factors—Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance.”

The following table shows the gross book value and percentage share of our retail credit products:

	At March 31, 2023
	Value (in millions)				% of Total Value
Retail Assets:
Auto loans	Rs.	1,221,097.6	US$	14,857.0	10.6
Personal loans/Credit cards		2,782,828.5		33,858.5	24.2
Retail business banking		3,378,625.2		41,107.5	29.4
Commercial vehicle and construction equipment finance		1,285,887.8		15,645.3	11.2
Housing loans		1,020,901.6		12,421.2	8.8
Other retail loans		1,817,239.6		22,110.2	15.8
Total retail loans	Rs.	11,506,580.3	US$	139,999.7	100.0

Auto Loans

We offer loans at fixed interest rates for financing of new and used car purchases, including electric vehicles, which have gained significant popularity in recent years. In addition to our general promotional efforts, we specifically market our offerings at various customer touch points such as authorized original equipment manufacturers, dealer showrooms and outlets, authorized direct sales agents and our banking outlets, as well as actively cross-selling these products through other lending businesses of the Bank. We also market our products through outbound and inbound calls with customers, as well as through the bank’s digital touch points. Having established our presence in this business over the last two decades we believe we have consistently been a market leader and are well-equipped to serve the entire automobile ecosystem, including original equipment manufacturers, dealers and end-customers.

Personal Loans and Credit Cards

We offer unsecured loans at fixed rates to salaried individuals, self-employed professionals, small businesses and individual businessmen.

We offer credit cards on VISA, MasterCard, Diners Club and RuPay platforms under the classification of corporate cards, business cards, co-brand cards, premium retail cards and super premium retail cards. We had approximately 16.5 million and 17.5 million cards outstanding (i.e., total credit cards in circulation) as of March 31, 2022 and March 31, 2023, respectively.

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

In the recent past, we have experienced outages in our internet banking, mobile banking and payment utilities, including an outage in our internet banking and payment system in November 2020 due to a power failure in the primary data center. In response to these outages, the RBI issued an order on December 2, 2020 (the “December 2020 Order”), advising us to temporarily stop (a) all launches of the digital business- generating activities under our planned Digital 2.0 program and other proposed business-generating IT applications and (b) the sourcing of new credit card customers. In addition, the RBI appointed a third-party auditor to conduct an audit of the Bank’s systems. After completion of that audit, our progress against regulatory commitments resulted in the partial lifting of the restrictions imposed by the December 2020 Order in August 2021, followed by the full removal of the embargo on the Digital 2.0 program in March 2022. See also “Risk Factors—A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition.”

We have adopted preventive measures to strengthen our IT infrastructure and mitigate the risks of outages. Some of the key initiatives undertaken include the migration of core data centers in Bengaluru and Mumbai to state-of-the-art facilities which has reinforced our capability to switchover in less than 45 minutes when needed. The facilities have significantly enhanced our already resilient backbone by providing the Bank with a scalable and reliable infrastructure.

The Hot DR mechanism empowers our Active-Active architecture and further improves the availability and resilience of our applications. With this mechanism in place, data is replicated to a ready-to-go secondary site which is in constant synchronization with the primary site and allows for a seamless failover to the secondary site.

As part of our Hybrid-Cloud strategy we have successfully implemented an industry-first common landing zone across leading cloud service providers (“CSPs”). This creates a secure and streamlined environment for all cloud deployments in the future by leveraging the scalability of cloud systems as needed. It facilitates distribution of workload across multiple CSPs by seamlessly switching between providers, which allows for an uninterrupted service. This streamlined environment also enhances our operations and management practices by providing a unified view of cloud resources which enable centralized governance, monitoring and tracking.

The capacity for UPIs has been tripled, net banking and mobile banking capacity has been doubled to manage 90,000 users concurrently. This has been a significant step as most of our customers now rely on our digital channels for banking needs. DR drills have been completed for all critical payment systems and upgrades in network and security have been carried out. In addition, we have intensified our DR drills for critical applications and intend to further strengthen our DR processes and capabilities through (a) a focus on reducing Recovery Time Objective (“RTO”) for key applications to 40-60 minutes, which has been completed for critical applications as planned, (b) deep automation to improve configuration drift management between primary and DR sites, (c) enrichment of existing automation tools for DR to cover all scenarios and further reduce RTO time, and (d) refactoring key applications into an “Active-Active” always available design.

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

Housing Loans

We provide home loans through an arrangement with our principal shareholder HDFC Limited. Under this arrangement, we source loans for HDFC Limited through our distribution channels. HDFC Limited approves and disburses the loans, which are kept on their books, and we receive a sourcing fee for these loans. We have a right, but not an obligation, to purchase up to 70 percent of the home loans sourced under this arrangement through either the issue of mortgage-backed pass through certificates (“PTCs”) or a direct assignment of the loans. The balance is retained by HDFC Limited.

Other Retail Loans

Two-Wheeler Loans

We offer loans for financing the purchase of mopeds, scooters and motorcycles, including electric vehicles, which have gained significant popularity in recent years. We market this product in ways similar to our marketing of automobile loans.

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

Kisan Gold Card

Under the Kisan Gold Card (“KGC”) scheme, funds are extended to farmers in accordance with the RBI’s Kisan Credit Card scheme which is aimed at financing agricultural and related credit requirements. The KGC is a credit facility of a specified amount, which is offered to farmers to finance certain requirements, including the production of crops, post-harvest repair and maintenance expenses, miscellaneous consumption needs, and allied agricultural activities, such as, among others, animal husbandry (dairy and poultry) and fisheries. In addition to loans for recurring needs, long-term investment loans are granted for purposes including the purchase of farm machinery, establishing logistical facilities and land development activities, such as the digging of tube wells, installation of irrigation sprinklers, construction of post-harvest management infrastructure and community farming assets like storage facilities, packaging, assaying and sorting grading units, primary processing centers, and sheds for animals.

Depending on the requirements, various types of facilities are extended under the scheme. These include cash credit, overdrafts, term loans, farm development loans and drop line overdraft limits. The amount of cash credit funding is based on the farmer’s cropping pattern, the amount of land used and the scale of finance for specific crops. With respect to working capital for allied activities (e.g., cattle rearing, poultry, fishery), funding is based on the scale of finance and the number of units or acreage, while for term loans it is based on the unit cost of assets proposed to be financed. These facilities are extended to farmers based on the crop grown, harvest cycle and geography/region.

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

Retail Deposit Products

Retail deposits provide us with a low-cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 82.8 percent of our total deposits as of March 31, 2023. The following chart shows the book value of our retail deposits by our various deposit products:

	At March 31, 2023
	Value (in millions)				% of total
Savings	Rs.	5,553,877.1	US$	67,573.6	35.6
Current		1,839,451.0		22,380.5	11.8
Time		8,189,541.1		99,641.6	52.6
Total	Rs.	15,582,869.2	US$	189,595.7	100.0

Our retail account holders have access to the benefits of a wide range of direct banking services, including debit and ATM cards, access to internet, phone banking and mobile banking services, access to our growing branch and ATM network, access to our other distribution channels and eligibility for utility bill payments and other services. Our retail deposit products include the following:

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

As of March 31, 2023, 26 percent of our retail deposit customers (managed base) contributed 78 percent of our retail deposits.

We also offer special value-added accounts, which offer our customers added value and convenience. These include a time deposit account that allows for automatic transfers from a time deposit account to a savings account, as well as a time deposit account with an overdraft facility.

Other Retail Services and Products

Debit Cards

We had approximately 43.0 million and 50.7 million debit cards outstanding as of March 31, 2022 and March 31, 2023, respectively. The cards can be used at ATMs, point-of-sale terminals and payment gateways in India and in other countries across the world.

Merchant Acquiring

We provide offline and online acceptance solutions to small, medium and large enterprises for payment acceptance across all form factors like credit and debit cards (Visa/MasterCard/Diners Club/RuPay cards), UPI, multi bank equated monthly instalments (“EMI”), multi bank internet banking and wallets. We had approximately 4.4 million acceptance points as of March 31, 2023.

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

Insurance

HDFC Bank is registered as a corporate agent for the solicitation of life, general and health insurance and agriculture insurance business under regulations prescribed by the Insurance Regulatory and Development Authority of India. Currently, we have arrangements with three life insurance companies, namely HDFC Life Insurance Company Limited, Tata AIA Life Insurance Company Limited and Aditya Birla Sun Life Insurance Company Limited, three general insurance companies, namely HDFC ERGO General Insurance Company Limited, Bajaj Allianz General Insurance Company Limited and ICICI Lombard General Insurance Company Limited and two health insurance companies, namely Aditya Birla Health Insurance Company Limited, Niva Bupa Health Insurance Company Limited and one agriculture insurance company named Agriculture Insurance Company of India Ltd (business is yet to commence with our Bank). We earn commissions on new premium collected as well as trail income in subsequent years in certain cases while the policy is still in force. Our commission income for fiscal year 2023 included fees of Rs. 18,993.1 million in respect of life insurance business and Rs. 2,757.0 million in respect of non-life insurance business.

Bill Payment Services

We are a part of the Bharat Bill Payment System network and offer our customers bill payment services for all utility companies, including water, electricity, gas, telephone, direct-to-home, mobile recharge, Fastag, LPG cylinder, cable television, housing society, and internet service providers, financial products such as insurance and mutual funds as well as rent payment. We also offer Smartpay (auto pay functionality) for all these bills. We believe this is a valuable convenience that we offer our customers. We offer these services to customers through multiple distribution channels: internet banking, mobile banking and phone banking.

Corporate Salary Accounts

We offer Corporate salary accounts to employees of corporate and government entities, enabling employees’ salaries to be credited by the entity directly or via the Bank. A salary account is a type of savings account with no minimum balance requirement in lieu of regular salary credits. Benefits, including a premium debit card and complimentary personal accident cover are provided, amongst others. We also offer salary accounts tailored for employees of the defense and government sector. As of March 31, 2023, these accounts constituted 27.7 percent of our savings deposits by value.

Non-Resident Indian Services

Non-resident Indians (“NRIs”) are an important target market segment for us given their relative affluence and strong ties with family members in India. Our private and premium banking programs in India are also extended to NRI clients. Relationship managers in India facilitate the banking and investment transactions of our NRI clients. Through our overseas branch in Bahrain, we offer deposits, bonds, equity, mutual funds, treasury and structured products offered by third parties to our NRI clients. We also have referral arrangements with product/service providers for NRI clients. Our non-resident deposits amounted to Rs. 1,186.0 billion as of March 31, 2022 and Rs. 1,431.0 billion as of March 31, 2023.

Retail Foreign Exchange

We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, traveler’s cheques, demand drafts, foreign exchange cards and other remittances. We also carry out foreign currency cheque collections.

Customers and Marketing

We identify and target distinct market customer segments for our retail financial services. Customers are at the core of all marketing initiatives of the Bank, and we rely on digital and analytics to improve their experience. Digital marketing relies on advanced analytics to identify and offer the right product and services to each customer based on their specific needs. Our investments in AI platforms help understand customer behavior and preferences in depth and deliver contextual personalized interventions at scale. We use modern marketing tools to reach customers at their preferred channels and provide frictionless digital journeys that allow customers to consume our financial products and services with minimum physical interface. We execute digital marketing plans at scale and in tandem with traditional marketing channels to provide our customers quick and easy access to all our financial solutions, including loans, deposits and payment solutions.

The “Infinite Smiles” program helps us establish customer-centric actions through improvements in products, services, processes and policies, and enables us to measure customer loyalty through a closed-loop customer feedback system. The insights we receive help us implement changes to further improve customer experiences and strengthen their loyalty.

We also have programs that target other specific segments of the retail market. For example, under our private and premium banking programs, the relationship managers distribute mutual funds and insurance products and provide incidental advice related to these products. Customers interested in alternate products (such as fixed income, private equity, alternate investment funds and structures) or services such as succession planning, tax planning, trust formation and will writing are referred directly to product/service providers where we have referral arrangements. Customers seeking investment advice on alternate products are referred to HSL (a registered investment adviser regulated by SEBI (Investment Advisers) Regulations 2013), where a team of certified investment advisers provide this service. In addition, we participate in the distribution of government bonds and have referral tie-ups with other corporates for customers desirous of availing their products and services that synergize with our businesses. Our commission income included income from marketing and distribution of Rs. 38,662.9 million for fiscal year 2023 and Rs. 30,590.5 million for fiscal year 2022, which comprised income for displaying publicity materials at our branches/ATMs, commissions on mutual funds, pension and other investment/saving products and sourcing and referral income.

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

	As of March 31,
	2021		2022		2023		2023

	(in millions)
Gross commercial loans	Rs.	4,214,885.3	Rs.	5,099,009.3	Rs.	5,911,512.1	US$	71,925.0
Credit substitutes:
Commercial paper	Rs.	9,804.1	Rs.	1,468.2	Rs.	—	US$	—
Non-convertible debentures		537,472.8		581,551.5		503,187.6		6,122.3
Preferred shares		—		0.5		0.2		0.0
Total credit substitutes	Rs.	547,276.9	Rs.	583,020.2	Rs.	5,03,187.8	US $	6,122.3
Gross commercial loans plus credit substitutes	Rs.	4,762,162.2	Rs.	5,682,029.5	Rs.	6,414,699.9	US $	78,047.3

Whilst we generally lend on a cash flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2023, approximately 57.0 percent of the aggregate principal amount of our gross wholesale loans was secured by collateral and Rs. 2,542.7 billion in aggregate principal amount of loans were unsecured. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “—Risk Management—Credit Risk—Wholesale Credit Risk.”

We price our loans based on a combination of our own cost of funds, market rates, tenor of the loan, our rating of the customer and the overall revenues from the customer and with reference to the applicable benchmark. An individual loan is priced on a fixed or floating rate and the pricing is based on a margin that depends on, among other factors, the credit assessment of the borrower. We are required to follow the system requirements related to the interest rate on advances, issued by the RBI from time to time, while pricing our loans. For a detailed discussion of these requirements, see “Supervision and Regulation—Regulations Relating to Making Loans.”

The RBI requires banks to lend to specific sectors of the economy. For a detailed discussion of these requirements, see “Supervision and Regulation—Directed Lending.”

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on an ongoing basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2021		2022		2023		2023

			(in millions)
Bill collection	Rs.	5,863,622.6	Rs.	8,826,470.0	Rs.	11,526,616.0	US$	140,243.5
Documentary credits		1,410,029.3		2,543,661.3		2,766,993.2		33,665.8
Bank guarantees		420,229.2		455,008.5		610,568.0		7,428.7
Total	Rs.	7,693,881.1	Rs.	11,825,139.8	Rs.	14,904,177.2	US$	181,338.0

Bill collection: We provide bill collection services for our corporate clients in which we collect bills on behalf of a corporate client from the bank of our client’s customer (i.e., import bill collection). Under the import bill collection system, we receive instructions from overseas banks, deal with necessary documents and effect remittances on behalf of our clients. We also provide export collection, where we receive documents from our corporate clients and send such documents to the overseas bank for collection. Once the export collection is realized, we credit our corporate clients’ accounts with the relevant amount.

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

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps in the inter-bank market, broadly to support our customers’ requirements and, to a limited extent, for our own account. The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2021, 2022 and 2023, together with the fair values on each reporting date.

	As of March 31,
	2021				2022				2023				2023
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value

	(in millions)
Interest rate swaps and forward rate agreements	Rs.	1,684,294.2	Rs.	785.5	Rs.	3,163,571.7	Rs.	2,253.9	Rs.	3,325,893.2	Rs.	6,032.8	US$	40,465.9	US$	73.4
Forward exchange contracts, currency swaps, currency options	Rs.	1,490,543.6	Rs.	4,275.8	Rs.	1,892,709.0	Rs.	(12,243.4)	Rs.	1,786,811.9	Rs.	5,327.2	US$	21,740.0	US$	64.8

Investment Banking

Our Investment Banking Group offers services in the debt and equity capital markets. The group has arranged project financing for clients across various sectors including telecommunication and road infrastructure, healthcare, energy, real estate, data centers and cement. The group advised on aggregate issuances of over Rs. 991.6 billion worth of rupee-denominated corporate bonds across public sector undertakings, financial institutions and our corporate clients, becoming the second-largest corporate bond arranger in the market for fiscal year 2023. In the equity capital markets business, the group concluded one initial public offering and one share buyback and in the advisory business, the group concluded four mergers and acquisition transactions across retail, manufacturing industry and energy sectors. In the advisory business, we advise clients from a variety of sectors, including infrastructure, retail, new economy, digital, financial services and manufacturing industry.

Wholesale Deposit Products

As of March 31, 2023, we had wholesale deposits aggregating to Rs. 3,243.8 billion, which represented 17.2 percent of our total deposits. We offer both non-interest-bearing current accounts and time deposits. We are permitted to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 20.0 million), provided the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

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

We offer traditional and new age digital banking products and experience an increasing demand for digital banking services. While we believe that we have been one of the leading banks in the traditional CMS market, we believe that we have also been able to forge a similar position in the new age CMS market, i.e., digital cash management, and we also believe that we have aligned our product offering with changing and dynamic customer needs. Currently, approximately 97 percent of our transactions are done on the electronic platform.

Today, we believe that we are a leading service provider of digital banking products with a large share of business across customer segments. We have, thus, been able to reduce our transaction costs while maintaining our fees and float levels.

Clearing Bank Services for Stock and Commodity Exchanges

We are a clearing bank for the cash and derivatives (“F&O”) segment, currency derivatives, commodity derivatives, securities lending and borrowing and other segments for the National Stock Exchange of India Limited (“NSE”), the BSE Limited, the Multi Commodity Exchange (“MCX”), National Commodity and Derivatives Exchange Limited (“NCDEX”), the Indian Energy Exchange (“IEX”), the Indian Gas Exchange (“IGX”) and Power Exchange India Limited (“PXI”) as well as the three exchanges set up in Gujarat International Finance Tec-City (“GIFT City”): NSE International Limited, the India International Exchange (“INX”) and India International Bullion Exchange IFSC Limited (“IIBX”).

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

Custodial Services

We are registered as a custodian with India’s securities market regulator, the Securities and Exchange Board of India (“SEBI”). As custodians, we provide custody services to domestic and foreign investors that include domestic mutual funds, portfolio managers, insurance companies, alternative investment funds and Foreign Portfolio Investors (“FPIs”). These services include safekeeping of securities, trade settlement, collection of dividends and interest payments on securities, fund accounting services and derivatives clearing services (including currency derivatives and interest rate futures). We are also registered as a designated depository participant (“DDP”) with SEBI to grant registration to foreign investors for portfolio investments in India as FPIs.

Our international banking unit, HDFC Bank-IBU, is registered as custodian at the GIFT International Financial Services Centre (“GIFT IFSC”) with the International Financial Services Centres Authority (“IFSCA”) and provides custody services to clients. Our IBU also acts as custodian for the NSE International Financial Services Centre (“NSE IFSC”) receipts issued against the underlying U.S. securities listed on NYSE or NASDAQ and admitted by the NSE IFSC exchange in GIFT City.

Correspondent Banking Services

We act as a correspondent bank for co-operative banks, foreign banks and certain private banks. We provide cash management services, funds transfer services, such as letters of credit, foreign exchange transactions and foreign cheque collection. We earn revenue on a fee-for-service basis and benefit from the cash float, which reduces our overall cost of funds.

We are well-positioned to offer this service to co-operative banks, foreign banks and select private banks in light of the structure of the Indian banking industry and our position within it. Cooperative banks are generally restricted to a particular state and foreign banks/some private banks have limited branch networks. The customers of these banks frequently need services in other areas of the country where their own banks do not operate. Because of our technology platforms, our geographical reach and the electronic connectivity of our branch network, we can provide these banks with the ability to provide such services to their customers.

Tax Collections and Distribution of Welfare Schemes

We have been appointed by the Government of India to collect direct taxes. In fiscal year 2022 and 2023, we collected Rs. 4,089 billion and Rs. 4,991 billion, respectively, of direct taxes for the Government of India. We are also appointed to collect Goods and Services Tax (“GST”) and other indirect taxes in India. In fiscal years 2022 and 2023 we collected Rs. 2,247 billion and Rs. 3,450 billion, respectively, of such indirect taxes for the Government of India and relevant state Governments. We earn a fee from the Government of India for each tax collection and benefit from the cash float.

We are also involved with distributing funds for the welfare programs to various Government entities, and the end beneficiaries. We have distributed funds aggregating to Rs. 6,500 billion for Government of India schemes through our accounts. We earn float income from the large deposits garnered for distribution across the various tiers of Government ranging from the state to local governments and the end beneficiaries. Participation in such programs also enables us to target acquisition of deposit accounts of end beneficiaries in semi-urban and rural areas. We hope to expand our range of transactional services by providing more services to Government entities.

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

We also enter into derivative contracts not denominated in rupees. Typically, the market risks arising out of such products are economically hedged in the interbank market. We also operate under a capped risk exposure to each interbank counterparty. In order to manage residual risks and for overall balance sheet management, we also undertake limited proprietary trading transactions, subject to limits approved by our board of directors (the “Board”).

The following table sets out the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2021, 2022 and 2023, together with the fair values on each reporting date:

	As of March 31,
	2021				2022				2023				2023
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value

	(In millions)
Interest rate swaps and forward rate agreements	Rs.	1,492,003.7	Rs.	(2,256.4)	Rs.	2,029,651.4	Rs.	225.1	Rs.	2,788,819.0	Rs.	(205.0)	US$	33,931.4	US$	(2.5)
Forward exchange contracts, currency swaps, currency options	Rs.	3,913,667.3	Rs.	(278.2)	Rs.	5,402,291.4	Rs.	15,147.5	Rs.	7,895,164.9	Rs.	11,810.9	US$	96,059.9	US$	143.7

Domestic Money Market and Debt Securities Desk

Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements including Liquidity Coverage Ratio (“LCR”). These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian Government securities. See also “Supervision and Regulation—Legal Reserve Requirements.” The Bank meets the LCR requirement by maintaining an adequate level of high-quality liquid assets, mainly government securities above its mandated statutory requirements. See also “Supervision and Regulation—Regulations on Asset Liability Management.” Our local currency desk primarily trades Indian Government securities for our own account. We also participate in the inter-bank call deposit market and engage in limited trading of other debt instruments.

Equities Market

We trade a limited amount of equities of Indian companies for our own account as part of the equity trading portfolio of our treasury operations, which are specified in the approved list of equity universe that is reviewed at least on a quarterly basis or on a need-based basis as mandated in the Bank’s internal policy. As of March 31, 2023, we had an internal aggregate approved limit of Rs. 1,500 million for proprietary equity trading, which included Rs. 750 million (defined as a sub-limit of the aggregate approved limit) for primary purchases of equity investments for proprietary trading and Rs. 300 million (defined as a sub-limit of the aggregate approved limit) for investment in equity mutual funds for proprietary trading with requisite approvals. We set limits on the amount invested in any individual company as well as a stop-loss trigger level and a value-at-risk limit for the proprietary equity trading portfolio. Our exposure as of March 31, 2023 was within these limits.

In addition, we had long term and strategic investments in equities and equity-linked instruments within the board-approved quantum for such investments. All such investments are carried out after review and approval of the proposal by the investment committee and the board, if applicable.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including banking outlets, direct sales agents, ATMs, phone banking, internet banking, mobile banking, SMS-based banking and WhatsApp banking.

Banking Outlets

Our banking outlets are comprised of branches and business correspondents. As of March 31, 2023, we had a total of 7,821 branches covering 3,811 cities and towns. In addition, we had 15,921 business correspondents, which were primarily manned by CSCs. The CSCs are instrumental in increasing our penetration in deeper geographies. Our comprehensive distribution network spanning the length and breadth of the country enables us to serve customers better while actively participating in India’s inclusive development agenda.

All of our banking outlets are electronically linked so that our customers can access their accounts from any banking outlet regardless of where they have their accounts. We offer various banking services to our customers through our arrangements with correspondent banks and exchange houses in overseas locations.

As part of its banking outlet licensing conditions, the RBI requires that at least 25.00 percent of all incremental banking outlets added during the year be located in unbanked rural centers/left wing extremism (“LWE”) affected districts / north eastern states and Sikkim. During fiscal year 2023, 286 of our banking outlets (including banking outlets manned by the CSCs) were in unbanked rural centers, LWE-affected districts, northeastern states and Sikkim. With the objective of liberalizing and rationalizing the branch licensing process, the RBI granted general permission, effective from October 2013, to banks like us to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and other prescribed conditions. In May 2017, the RBI further liberalized the branch authorization policy. See “Supervision and Regulation—Regulations Relating to the Opening of Banking Outlets.”

We have overseas banking outlets in Bahrain, Hong Kong and the Dubai International Finance Centre (“DIFC”). These banking outlets cater to the needs of our overseas clients, both corporate and individual. They offer banking, trade finance and wealth management (primarily to non-resident individual customers). In addition, we have representative offices in Abu Dhabi, Dubai and Nairobi. We also have a presence in the International Financial Service Centre Banking Unit at the GIFT City in Gandhinagar, Gujarat. This unit operates in a similar fashion to our foreign banking outlets and customers are able to purchase products such as trade credits and foreign currency term loans, including external commercial borrowings and derivatives to hedge loans. Our unit in GIFT City is regulated and supervised by the RBI.

Automated Teller Machines

As of March 31, 2023, we had 19,727 ATMs/CDMs, of which 10,301 were located at our banking outlets or extension counters and 9,426 were located off-site.

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

Phone Banking

We provide phone banking services to our customers in 3,811 cities and towns as at March 31, 2023. Customers can access their accounts over the phone through our 24-hour automated voice response system and can conduct balance and transaction inquiries, order cheque books and order stop payments of cheques. In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers. In select cities, customers can also engage in financial transactions such as opening deposits.

Mobile Banking

Our mobile banking application intends to create a harmonious balance between traditional banking and digital evolution. Its intuitive and feature-rich design allows customers to easily access and manage their accounts, including transferring funds (via the national electronic funds transfer (“NEFT”)), making immediate payments using the UPI as well as managing bills and investments. Our mobile banking application is designed to meet evolving customer needs and technological advancements. Its customer-centric verbiage enhances the user experience and simplifies navigation, evolving in line with the needs and expectations of our customers. To provide enhanced security, a “runtime application self-protection” feature has been added which protects the mobile app against advanced security threats like screen sharing and remote access, thereby ensuring a safe and secure banking experience for our customers.

Internet Banking

Our internet banking facility provides customers with a convenient and safe way to manage their banking needs from the comfort of their home or office. With 24/7 access, users can perform almost all banking transactions online while being assured of the highest levels of security standards. Our internet banking platform offers a comprehensive range of services, including viewing balances and statements, transferring funds, paying bills, opening term and recurring deposit accounts, recharging mobile and direct to home recharges, ordering cheque books and even online shopping. This wide range of features allows our customers to enjoy a seamless and hassle-free banking experience providing a comprehensive, safe and convenient solution for all banking needs.

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

Risk Management

Risk is inherent in our business and sound risk management is critical to our success. The major types of risk we face are credit risk, market risk, operational risk, liquidity risk, interest rate risk and IT and digital risk. We have developed and implemented comprehensive policies and procedures to identify, assess, monitor and manage our risk.

Credit Risk

Credit risk is defined as the possibility of losses associated with diminution in the credit quality of borrowers or counterparties. In a bank’s portfolio, losses stem from outright default due to the inability or unwillingness of a customer or counterparty to meet commitments in relation to lending, trading, settlement and other financial transactions. Alternatively, losses result from a reduction in portfolio value arising from actual or perceived deterioration in credit quality. Credit risk typically results from a bank’s dealings with an individual, corporate, bank, financial institution or a sovereign. The Board of Directors of the Bank is responsible for managing the comprehensive risks faced by the Bank, including credit risk. The Board endorses the credit risk strategy and approves the credit risk policies of the Bank. The Bank’s Risk Policy & Monitoring Committee (“RPMC”), which is a Board-level committee, supports the Board by supervising the implementation of the credit risk strategy. It guides the development of policies, procedures and systems for managing credit risk. The RPMC ensures that these policies are adequate and appropriate to changing business conditions, the structure and needs of the Bank and the risk appetite of the Bank. It periodically reviews the portfolio composition and the status of impaired credits.

The Retail Credit Risk Management and Wholesale Credit Risk Management, which function within the Risk Management Group under the Chief Risk Officer (“CRO”), run the credit risk management centrally in the Bank. The risk management function is clearly demarcated and independent from the operations, credit and business functions of the Bank.

Retail Credit Risk

Retail lending, given the granularity of individual exposures and diversity in borrower profiles, is managed largely on a portfolio basis across various products and customer segments. There are robust front-end and back-end systems in place to ensure credit quality and to minimize losses from defaults. The Retail Credit Risk team is responsible for establishing the risk appetite, ensuring adherence to the risk appetite limits approved by the Board, reviewing underwriting parameters as well as reviewing and monitoring the key risk indicators of the retail and SME portfolios of the Bank. It is also responsible for conducting product review, stress testing, formulating key risk indicators and portfolio analysis and distribution trends.

Retail Lending Master Policy (“RLMP”) and SME – Credit Policies & Procedures Manual (“SME – CPPM”) are the governance frameworks for managing credit risk in the retail and SME portfolios.

Wholesale Credit Risk

The wholesale credit risk team is primarily responsible for implementing the wholesale credit risk strategy approved by the Board, developing procedures and systems for managing credit risk, periodically monitoring the overall portfolio quality, concentrations and risk-mitigating actions and conducting stress testing to ensure that portfolio composition and quality are within the Bank’s risk appetite.

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

There is a framework for independent review and approval of credit ratings by specifically designated rating approvers in the ratings unit, which sits within the Credit Risk function independent of both the business and underwriting teams. The internal ratings team assigns internal ratings to corporate borrowers of the Bank on an internal ten grade scale using various models which score the borrowers on various quantitative and qualitative risk parameters related to business risk, financial risk, management risk and industry risk. The Credit Risk team is also responsible for generation and dissemination of early warning signals (“EWS”) as well as for putting in place the governance structure to review, monitor and report the adherence of the EWS framework to our senior executive level Fraud Monitoring Group (“FMG”). As part of the Internal Capital Adequacy Assessment Process (“ICAAP”), the Bank has established a risk indicator-based framework for assessing the level of risk in the wholesale portfolio. This assessment is discussed in the Senior Management ICAAP Review Committee on a quarterly basis.

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

(a)

Borrower/business group: Based on the RBI guidelines on the Large Exposure Framework (“LEF”), exposure ceilings are established for exposures to single borrowers, borrower groups, NBFCs, connected NBFC groups or a group of connected counterparties, which include an NBFC in the group. See also “Supervision and Regulation—Large Exposures Framework.”

(b)

Industry: We have established ceilings on aggregate exposure to an industry. For this purpose, advances and investments as well as non-fund-based exposures are aggregated. Retail advances are exempt from this exposure limit.

(c)

Risk grading: In addition to the exposure ceilings described above, we have set quantitative ceilings on aggregate funded and non-funded exposure (excluding retail assets) specific to each risk rating category at the portfolio level.

The Bank follows RBI guidelines with regard to restrictions on loans and advances to the companies with common directors. In addition, the RBI requires that we direct a portion of our lending to certain specified sectors (“Priority Sector Lending” or “PSL”). See also “Supervision and Regulation—Directed Lending.”

Information Technology and Digital Risk

The Bank operates in a highly automated environment in terms of information technology and communication systems. The Bank makes extensive use of technology to deliver its services and products to clients and manage its operations both effectively and efficiently. This dependence on technology exposes the Bank to technology risk emanating from failure of technology or failure to adopt new technologies and hence losing business to competition. We have taken, and continue taking, various measures to identify, assess and effectively manage such risks.

The Bank has set up an independent IT and Digital Risk Management function within the Risk Management Group under the Chief Risk Officer (“CRO”). This IT and Digital Risk Management function caters to risk assessment of technology solutions and applications, business continuity management (“BCM”), risk controls self-assessment (“RCSA”), and other areas. The function has also defined the Board-approved IT & Digital Third-Party Risk Management Policy (“IT-TPRM Policy”).

The Bank’s technology risk management encompasses the following:

•	A three lines of defense model is based on roles and responsibilities articulated in the IT-TPRM Policy.

•	The IT governance framework assesses various process-related risks which are covered in the Bank’s IT policies and procedures.

•	The IT Strategy Committee of the Board assesses IT strategy risk and the alignment of IT strategy and business strategy as detailed in the Bank’s IT Framework Procedure.

•	The Apex IT Steering Committee assesses the project-specific risks and IT continuity-related risks.

•	Risks related to the IT system capacity are assessed in accordance with the IT Capacity Management Policy and Procedure.

•	Vendor risk is assessed in accordance with the IT Supplier Management, IT Contract Management and IT Outsourcing Policies and procedures.

As part of the ICAAP framework, the Bank assesses the overall level and direction of IT risks on the basis of key risk indicators pertaining to IT systems availability, DR/business continuity planning (“BCP”) drills, software coding errors, changes in data records (changes to financial and non-financial data), unsuccessful releases, budget, capacity management, change management, physical/environmental security of data centers, end point security, firewall security, human resources, interface security, IT projects, obsolescence management, open audit observations, patch management, supplier risk management, user access management and vulnerability management. The assessment is reviewed by the ICAAP Review Committee on a quarterly basis.

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

The retail credit team manages credit in retail assets and has the following constituents:

(a)

Retail Credit Strategy and Control Unit: This unit drives credit portfolio management centrally for retail assets. It is responsible for formulating credit product programs and evaluating proposals for the launch of new products and entering into new geographies. The unit also conducts periodic reviews that cover our portfolio management information system, credit management information system and post-approval reviews. The credit program teams conduct detailed studies on portfolio performance in each customer segment.

(b)

Retail Underwriting: This unit is primarily responsible for approving credit exposures and ensuring portfolio composition and quality. It ensures implementation of all policies and procedures, as applicable.

(c)

Credit Intelligence and Control: This unit is responsible for the sampling of documents to ensure prospective borrowers with fraudulent intent are prevented from availing themselves of loans. It initiates, among other things, market reference checks to avoid a recurrence of fraud and financial losses.

(d)

Retail Collections Unit: This unit is responsible for the remedial management of problem exposures in retail assets. It uses specific strategies for various segments and products for remedial management.

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

We primarily make our credit decisions on a cash flow basis. We also obtain security for a significant portion of credit facilities extended by us as a second potential remedy. This can take the form of a floating charge on the movable assets of the borrower or a (first or residual) charge on the fixed assets and properties owned by the borrower. We may also require guarantees and letters of support from the flagship companies of the group in cases where facilities are granted based on our comfort level or relationship with the parent company.

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

Models applied to trading products are governed by the Bank’s board-approved independent model validation policy. The market data of major interest rate curves, captured in the valuation systems, are compared against an independent market data source on a month-end basis for accurate valuation in accordance with the independent model validation policy of the Bank. Simultaneously, valuations of forex, derivatives and structured products in treasury systems are compared with valuations from the respective counterparty bank (with whom the Bank has a credit support annex (“CSA”) agreement) every month by the treasury analytics team along with validation of valuations from the Bank’s external independent model validator on an annual and an ad-hoc basis. The Valuation Committee is apprised of the results in its quarterly meetings. Further, internal independent validation of valuations of forex, derivative, bond and money market instrument is conducted monthly by the treasury analytics team.

An independent Model Validation Unit (“MVU”) has been set-up by the Bank in line with global best practices on model validation. The MVU shall, in a phased manner, take over the periodic validation activity of the risk models from the Treasury Analytics department. Going forward, MVU is expected to conduct a review of the risk models and the risk parameters that have been proposed by the Bank’s Market Risk department. The MVU is also expected to be responsible for the validation of the valuation models that are being proposed by the Treasury Analytics department.

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

Asset Liability Committee

The ALCO is the decision-making unit responsible for ensuring adherence to the risk tolerance and limits set by the Board, as well as implementing the Bank’s liquidity and interest rate risk management strategy in line with the Bank’s risk management objectives and risk tolerance. The ALCO is also responsible for balance sheet planning from a risk-return perspective, including strategic management of interest rate and liquidity risks. The detailed roles of the ALCO are mentioned in the Bank’s ALM Policy. These roles include, but are not limited to, the following:

•	product pricing for deposits and customer advances;

•	deciding the desired maturity profile and mix of incremental assets and liabilities as well as investments in debt and liquid mutual funds;

•	articulating the Bank’s interest rate view and deciding on its future business strategy;

•	reviewing and articulating funding strategy and deciding on source and mix of liabilities or sale of assets;

•	ensuring adherence to the liquidity and interest rate risk limits set by the Board and ratification of utilization, wherever applicable;

•	reviewing ALM stress test results and ensuring that a well-documented contingency funding plan is in place;

•	deciding on the transfer pricing policy of the Bank and considering liquidity costs and benefits as an integral part of the Bank’s strategic planning;

•	regularly reporting to the Board on the ALM risk profile of the Bank through ALCO minutes; and

•	overall responsibility for monitoring the Bank’s Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”.)

ALM Support Group

The ALM support group is responsible for analyzing, monitoring and reporting the relevant risk profiles to senior management and relevant committees. The ALM support group comprises the balance sheet management desk (Treasury), the market risk department, the treasury mid-office and financial control.

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

In addition, the Bank is required to maintain a LCR and a NSFR. The minimum regulatory LCR has been stipulated at 100 percent from April 1, 2021, and the minimum regulatory requirement for NSFR at 100 percent has been introduced in October 2021. Analysis of liquidity risk also involves examining how funding requirements are likely to be affected under crisis scenarios. The Bank has a Board-approved liquidity stress test policy and framework guided by regulatory instructions. The Bank has an extensive intraday liquidity risk management framework for monitoring intraday positions during the day.

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

Organizational Structure for Managing Operational Risk

The Board is primarily responsible for ensuring effective management of the operational risks of the Bank. The Board sets the overall strategy and direction for operational risk management (“ORM”) within the Bank. The responsibilities towards effective implementation of operational risk management have been given to RPMC of the Bank. The RPMC is also responsible for developing a strong ORM culture and sense of responsibility at every level in the organization. The operational risk management committee (“ORMC”), which is chaired by the Chief Risk Officer and consists of senior management functionaries, oversees the implementation of the operational risk management policy approved by the Board. An independent operational risk management department (“ORMD”) is responsible for implementation of the framework across the Bank. The operational risk management policy stipulates the roles and responsibilities of employees, business units, operations and support functions in managing operational risk.

Risk Measurement and Monitoring

The Bank’s organizational structure for managing operational risk consists of the following three lines of defense:

•

Business, operations, support and other functions: These functions are primarily responsible for the implementation of sound risk management practices (including cost-benefit analyses) in the day-to-day operations and any resulting impact of operational risk losses in their units. Specifically, these functions are responsible for developing risk mitigation strategies for their units and the first line of defense against operational risk;

•

ORMD: The ORMD is responsible for implementing the operational risk management framework across the Bank. The department designs and develops tools required for implementing the framework, including policies and processes, and guidelines towards implementation and is also responsible for the maintenance of the framework. The ORMD represents the second line of defense against operational risk; and

•

Internal audit department: The internal audit department is the third line of defense in mitigating operational risk exposures. It evaluates the adequacy and effectiveness of the internal control systems and procedures in the risk management functions, as well as across the various business and support units of the Bank.

The Bank applies a number of risk management techniques to effectively manage operational risks. These techniques include:

•

risk control self-assessment to identify high-risk areas and let the Bank initiate timely remedial measures. This assessment is conducted annually to update senior management about the risk level across the Bank;

•

key risk indicators that are derived from various factors to provide an early warning of, or to monitor, the increasing risk or control failures in an activity. As these indicators are quantifiable, they can be measured continuously to identify trends in values;

•

operational risk loss management including the process of recognizing, recording and mitigating operational losses. Units or functions are required to report every operational risk loss event in a timely manner to the ORMD;

•

operational risk scenario analysis carried out annually to assess the impact of such risks based on hypothetical severe loss situations. The Bank uses this information for risk management purposes and any possible financial impact; and

•	periodic reporting on risk assessment and monitoring to the first line as well as to senior management to enable them to take timely action.

Capital Requirement

The Bank currently follows the basic indicator approach for computing operational risk capital charge. BCBS published a document titled “Basel III: Finalizing post-crisis reforms” in December 2017, containing details of the standardized approach for estimating a minimum operational risk capital charge, which would replace all the existing methods for computation of operational risk capital. While the new guidelines have not yet been finalized, the RBI has released draft guidelines on the new standardized approach. The Bank will implement the revised approach once the RBI guidelines are notified.

Competition

We face intense competition in all our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and in some product areas, NBFCs. In addition, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate. In the last decade, the RBI issued guidelines for the entry of new banks in the private sector, licensing of payment banks and small finance banks in the private sector and “on-tap” licensing of universal banks in the private sector (moving from the previous “stop and go” licensing approach to a continuous or “on-tap” licensing regime). See “Supervision and Regulation—Entry of new banks in the private sector.” Since the introduction of the new rules, new banks, payment banks and small finance banks have been established and are operational pursuant to prescribed guidelines, which has increased competition in the markets in which we operate.

Within the public sector banking space, in August 2019, the Government implemented consolidated measures, announcing the merger of 10 public sector banks into four bigger banks. This led to a reduction in the number of public sector banks in the country. The consolidation became effective in April 2020.

Retail Banking

In retail banking, our principal competitors are large public sector banks, which have much larger deposit bases and branch networks than ours, other new generation private sector banks, old generation private sector banks, foreign banks and NBFCs in the case of retail loan products. The retail deposit share of foreign banks is small in comparison to the public sector banks. However, some foreign banks have a significant presence among NRIs and also compete for non-branch-based products. India’s digital payments market is dominated by the Government’s United Payment Interface, which continues to bring innovation to the industry, and other digital wallet platforms and online payment systems, offering contactless, in-app or online transactions. The Bank’s payment app, PayZapp, is the dominant mobile app amongst banks in India in the wallet space, with users across bank and non-bank customers for payments across offline and online merchants. In order to meet the competition’s offering, the Bank has recently transformed the existing app and launched PayZapp on a more robust platform with easy-to-use features and a multitude of payment options for its customers, including enabling credit card payments for merchants via UPI. See “—Our Business Strategy—Project Future Ready.”

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

Employees

We had 173,222 employees as of March 31, 2023. Most of our employees are located in India. We consider our relationship with our employees to be positive. Further to our acquisition of CBoP in 2008, several employees of CBoP continue to be part of a labor union. These employees represent less than 1 percent of our total employee strength.

Our compensation structure has fixed as well as variable pay components. Our variable pay plans comprise periodic performance linked pay (“PLP”), annual performance linked bonus, employee stock option plans and restricted stock unit plans.

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

Our learning and development team focuses on delivering leading and cutting-edge learning offerings to help our employees develop the skills that are necessary for purpose and growth. The team designs offerings based on the learning need analysis, and an appropriate delivery mode is selected to ensure learning effectiveness and an optimal learning experience. Both internal and external faculty is involved in facilitating these offerings, which are delivered through live instructor-led classroom and/or virtual sessions, self-paced learning, case studies, simulations, role plays, videos and activities or a combination of the foregoing.

Properties

Our registered office and corporate headquarters is located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013. In addition to the corporate office, we have administrative offices in most of the metros and some other major cities in India.

As of March 31, 2023, we had a network consisting of 7,821 branches and 19,727 ATMs/CDMs, including 9,426 at non-branch locations. In addition, we had 15,921 business correspondents, which were primarily manned by CSCs. These facilities are located throughout India with the exception of three banking outlets which are located in Bahrain, Hong Kong and Dubai. We also have representative offices in the United Arab Emirates and Kenya. We set up and commenced business in an International Financial Service Centre Banking Unit at the Gujarat International Finance Tec-City in June 2017. This branch is treated as an overseas branch.

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

A securities class action lawsuit, that had been filed against the Bank and certain of its current and former directors and officers in the United States District Court for the Eastern District of New York was dismissed on June 7, 2023 with prejudice, whereby the plaintiffs cannot refile the same claim before the Court. See “Risk Factors—Our business and financial results could be impacted materially by adverse results in legal proceedings.”

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

•	Financial and political instability in other countries may cause increased volatility in the Indian financial market.

•	Our and our customers’ exposure to fluctuations in foreign currency exchange rates could adversely affect our operating results.

•	We may not adequately assess, monitor and manage risks inherent in our business, and any failure to manage risks could adversely affect our business, financial position or results of operations.

•	In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and a lack of access to the capital markets may prevent us from maintaining an adequate ratio.

•	We rely on third parties, including service providers, overseas correspondent banks and other Indian banks, who may not perform their obligations satisfactorily or in compliance with the law.

2.	Risks Relating to Our Business

•	If we are unable to manage our growth, our operations may suffer and our performance may decline.

•	Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.

•	Our funding is primarily short- and medium-term, and if depositors do not roll over deposited funds upon maturity, our net income may decrease.

•	Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

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

•

RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us, which could restrict the growth of our business and operations.

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

•	If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.

5.	Risks Relating to Our Ownership Structure and the Proposed Transaction

•	The Scheme with HDFC Limited is not yet effective, and in accordance with the provisions of the Scheme, the Scheme may be terminated and the Proposed Transaction may not be completed.

•

Uncertainty about the Proposed Transaction may adversely affect the relationships of the parties with their respective investors, customers, business partners and employees, whether or not the Proposed Transaction is completed.

•	The implementation of the Scheme may fail to realize the anticipated benefits of the merger and will expose us to incremental regulatory requirements.

•

HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests. We may face conflicts of interest relating to HDFC Limited, promoter and principal shareholder, which could cause us to forgo business opportunities and consequently have an adverse effect on our financial performance.

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

•	A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition.

8.	Risks Relating to India

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

•	Pandemics or similar public health crises may have a material adverse effect on our business, financial condition and results of operations.

•	Investors may have difficulty enforcing foreign judgments in India against the Bank or its management.

9.	Risks Relating to the ADSs and Equity Shares

•	Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares, a situation which may not continue.

•	Investors in ADSs will not be able to vote.

•	Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

•	Restrictions on deposit of equity shares in the depositary facility could adversely affect the price of our ADSs.

•	There is a limited market for the ADSs.

•	Conditions in the Indian securities market may affect the price or liquidity of our equity shares and ADSs.

•	Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

•	You may be subject to Indian taxes arising out of capital gains.

•	You may be unable to exercise preemptive rights available to other shareholders.

•	Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs.

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

•

U.S. securities laws do not require the Bank to disclose as much information to investors as a U.S. issuer is required to disclose, and investors may receive less information about the Bank than they might otherwise receive from a comparable U.S. bank.

•	Foreign Account Tax Compliance Act withholding may affect payments on our equity shares and ADSs.

RISK FACTORS

You should carefully consider the following risk factors in evaluating us and our business.

Economic and Political Risks

A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.

Our performance and the quality and growth of our assets are dependent on the health of the overall Indian economy. High Inflation, high interest rates, external trade and capital flows have been an important driver for India’s growth trajectory in fiscal year 2023. While in the first quarter of fiscal year 2023, GDP growth had rebounded sharply with support from the reopening of the economy, year-on-year GDP growth began to moderate from the second quarter, primarily due to a fading base effect. Our gross non-performing loans as a percentage of our total loan portfolio decreased from 1.3 percent in fiscal year 2022 to 1.1 percent in fiscal year 2023. Looking forward, we expect India’s GDP growth to moderate in fiscal year 2024 to 6.0 per cent from 7.2 percent in fiscal year 2023, with major drag coming from the external sector.

In 2020, global GDP contracted by 2.8 percent, but in 2021, global GDP grew by 6.3 percent, as COVID-19-related disruptions eased. However, global growth slowed down again in 2022 to 3.4 percent due to increasing geo-political tensions and elevated inflation levels. In addition, interest rate hikes by central banks to control inflation affected growth and investment sentiments. For 2023, the International Monetary Fund (“IMF”) estimates global growth to moderate to 2.8 percent. In India, while gross FDI flows stood at US$ 71 billion in fiscal year 2023 compared to US$ 84.8 billion in fiscal year 2022, the portfolio segment recorded a net outflow of US$ 6.3 billion in fiscal year 2023.

We believe that overall bank credit growth is likely to decrease in fiscal year 2024 from 15.0 percent in fiscal year 2023 (end of period) and 8.6 percent in fiscal year 2022 (end of period), although there could be variations from segment to segment. Industry credit growth could hold up with revamped ECGLS (Emergency Credit Guarantee Line Scheme) and PLI (Production Linked Incentive) schemes. Additionally, the Government’s large Capex plan could provide support to ancillary industries. However, a slowdown in private and external demand could limit the fresh industrial credit offtake. Moreover, lending to the retail segment could slow due to a possible increase in urban unemployment rate and rising interest rates.

Since the second half of 2022 and into 2023, an era of high interest rates, high inflation, geopolitical uncertainty, turmoil in the U.S. banking sector and climate chaos is undermining economic confidence around the globe. Moving ahead, economic growth could continue to be negatively impacted if geo-political tensions remain or even escalate and the U.S. banking sector crisis deepens. A stronger than expected slowdown in the economy might lead to a more than expected slowdown in credit growth and increase the level of non-performing and restructured loans. If the Indian economy growth prospects deteriorate, our asset base may erode, which would result in a material decrease in our net profits and total assets which could materially adversely affect our business, results of operations and financial position. See also “—Pandemics or similar public health crises may have a material adverse effect on our business, financial condition and results of operations.”

Our business is particularly vulnerable to interest rate risk, and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

Our results of operations depend to a great extent on our net interest revenue. During fiscal year 2023, net interest revenue after allowances for credit losses represented 74.2 percent of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes, and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different.

Headline inflation averaged below the RBI’s target zone during fiscal year 2018 and fiscal year 2019 due to a combination of global disinflationary pressures and better supply management of food items, including prudent food stock management, appropriate monetary policy action, fiscal consolidation and subdued global commodity prices. However, headline inflation rose to 5.8 percent in March 2020 and increased further to above the RBI’s upper tolerance limit of 6 percent between April and November 2020. In May and June 2021, headline inflation stood at 6.3 percent, rose to 6.95 percent in March 2022 and stood at 5.7 percent in March 2023. However, inflation started easing in fiscal year 2024. Headline inflation stood below 5 percent mark (and below the RBI’s upper tolerance limit of 6 percent) in both April and June 2023. Going forward, headline inflation is expected to ease further and average at 4.9 percent in the fiscal year 2024.

After years of monetary easing, the RBI announced an off-cycle rate hike in May 2022 of 40 basis points and a rate hike of 50 basis points in June 2022. To control rising inflationary pressures due to supply chain disruptions and geo-political tensions, the RBI raised the repo rate cumulatively by 250 basis points to 6.50 percent in fiscal year 2023. However, the central bank paused rate hikes in April 2023, as inflation began to show signs of moderation. Looking ahead and taking into account continuing core inflation, the possibility of a rebound in commodity prices due to China reopening post COVID-19 and weather-related increases of food prices, we expect the central bank to keep the policy rate unchanged in fiscal year 2024.

To make the liquidity situation more comfortable, the RBI conducted net open market operations (“OMOs”) with net purchases of Rs. 3.0 trillion in fiscal year 2019. In addition to open market operations, the RBI injected liquidity using new instruments, such as FX swap operations, long-term repo auctions (“LTROs”) and targeted long-term repo auctions (“TLROs”) in fiscal year 2020. In fiscal year 2021, the RBI conducted net OMO purchases of Rs. 3.1 trillion, special OMO (simultaneous sale and purchase of government securities) of Rs. 1.9 trillion and TLROs of Rs. 5.5 billion. Furthermore, the RBI provided special credit lines for sectors hit by the pandemic. The RBI maintained adequate liquidity in the system in fiscal year 2022 and conducted net OMO purchases worth Rs. 2.1 trillion. In fiscal year 2023, the RBI conducted net OMO sales of Rs. 350 billion and hiked the CRR rate by 50 basis points to 4.5 percent in May 2022. For fiscal year 2024, we expect the RBI to keep rates on hold until the third quarter of fiscal year 2024. We see the possibility of a 25 basis points rate cut by the fourth quarter of fiscal year 2024.

Domestically, if the fiscal deficit, both federally and at state level, remains high, bond yields could be volatile and see upward pressure. While in fiscal year 2024, a reduction in the system liquidity surplus along with record borrowing plan of the Government is expected to keep yields high, any volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

Financial and political instability in other countries may cause increased volatility in the Indian financial market.

The Indian market and the Indian economy are influenced by the economic and market conditions in other countries, particularly the emerging market countries in Asia. Financial turmoil in Sri Lanka, Russia and elsewhere in the world in recent years has affected the Indian financial market as investor sentiment took a hit during such episodes. More recently, concerns around regional banks in the U.S. and uncertainty related to the revision of the U.S. debt ceiling has been impacting investors’ sentiment in the domestic market.

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

The macroeconomic, trade and regulatory environment has become increasingly fragmented, with continuing disruptions of global supply chains in several industries. Such disruptions have been and may be caused, among others, by cyber incidents, global health crises, political tensions, war, strikes, riots, civil commotion, violent weather conditions or other natural disasters. The mismatch between supply and demand has pushed up commodity and other prices, particularly in the energy sector, creating further challenges for monetary authorities and customers during 2022. Against the backdrop of both a vaccine-led economic recovery and, increasing inflationary pressures, interest rates rose significantly during 2022 and 2023. Central banks in developed markets raised benchmark rates significantly in order to help ease inflationary pressures while also curtailing quantitative easing and in some cases commencing quantitative tightening.

The global credit and equity markets have experienced substantial dislocations, liquidity disruptions and market corrections in the last few years, for example due to the impact of the COVID-19 pandemic and the Russia-Ukraine war. In Europe, the impacts of the European sovereign debt crisis, the withdrawal of the United Kingdom from the European Union, Italian political and economic developments, the Swiss bank crisis, protests in France, the refugee crisis and the increasing attractiveness to voters of populist and anti-austerity movements have all contributed to political and economic uncertainty. An escalation of political risks could have consequences both for the financial system and the greater economy as a whole, potentially leading to declines in business levels, write-downs of assets and losses across businesses in the United Kingdom, Switzerland and the European Union, which could lead to adverse consequences for global financial and foreign exchange markets. More recently, turmoil in the U.S. banking sector and political impasse over the U.S. debt ceiling have negatively affected credit conditions.

In connection with the United Kingdom’s withdrawal from the European Union, the United Kingdom Government concluded a Trade Cooperation Agreement with the European Union which came into effect on January 1, 2021. As the United Kingdom’s economy and those of the Eurozone countries are tightly linked as a result of EU integration projects (other than the Euro), any future trade disputes between the United Kingdom and the European Union as well as further uncertainty in relation to the regulation of cross-border business activities may have an adverse impact on global financial markets.

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

In February 2022, Russia launched a large-scale military invasion of Ukraine, following which many governments enacted severe sanctions against Russia, Belarus, the Crimea, Zaporizhzhia and Kherson regions of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic, including, among others, the removal of certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system, which can significantly hinder the ability to transfer funds in and out of Russia. The invasion and ongoing conflict have disrupted financial markets and have had adverse impacts on supply chains, prevailing levels of inflation and other macroeconomic conditions. The conflict could even spill over to neighboring countries, and due to political instability in Eastern Europe, it is possible that further sanctions, export controls or other measures against Russia or other countries, regions, officials, individuals or industries in the respective territories may be imposed. Failure to comply with those laws could expose the Bank to civil and criminal prosecution and penalties, the imposition of export or economic sanctions against the Bank and reputational damage, all of which could materially and adversely affect the Bank’s financial results. We are actively monitoring the situation in Ukraine and assessing its impact on our business. We have no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time. To the extent Russia’s invasion of Ukraine adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Looking ahead, disruptions related to the Russia-Ukraine crisis, elevated core inflation, slower than expected economic recovery in China and monetary tightening could hurt global growth, which could also adversely affect exports in India. The level of economic activity may slow further in the short term, due to changes in social norms, changes in customer and corporate client behavior and the macroeconomic business environment. India, where a substantial portion of our operations is located, continues to be subject to regulatory, social and political uncertainties. Recently, overall risk appetite has decreased as investors assessed risks associated with the U.S. banking sector crisis and the revision of the U.S. debt ceiling. While fears of a global slowdown weighed on sentiments, global liquidity withdrawal on account of balance sheet reduction, rate hikes and the turmoil in the U.S. financial sector have tightened financial conditions.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. On March 13, 2023, the sale of Silicon Valley Bank UK Limited (“SVBUK”), the UK subsidiary of SVB, to HSBC UK Bank Plc (“HSBC”) was announced. Furthermore, on March 15, 2023, Credit Suisse’s share price dropped nearly 25 percent and investors and customers withdrew money out of Credit Suisse, with outflows topping 10 billion Swiss francs. As a result, on March 19, 2023, the Swiss National Bank and the Swiss government announced the fast-track acquisition of Credit Suisse by UBS.

Although we are not a borrower or party to any such instruments with SVB, SVBUK, if any of our lenders or counterparties to any such instruments were to be placed into receivership or a similar proceeding, we may be unable to access such funds. In this regard, counterparties to SVB or SVBUK credit agreements and arrangements, and third parties such as beneficiaries of letters of credit, among others, may experience direct impacts from the closure of SVB, the sale of SVBUK to HSBC and the acquisition of Credit Suisse by UBS, and uncertainty remains over liquidity concerns in the broader financial services industry. Similar impacts have occurred in the past, such as during the 2008-2010 financial crisis

Moving forward, recurrent or future waves of contagious diseases, such as COVID-19, or similar health crises across the globe, and prolonged geo-political tensions or a deepening of the U.S. banking sector crisis could adversely affect global financial markets leading to adverse follow-on consequences in India. There is also a risk that central banks could hike rates more, if inflation remains elevated. See also “—Pandemics or similar public health crises may have a material adverse effect on our business, financial condition and results of operations.” Both the elevated inflationary environment and higher interest rates are likely to adversely affect economic growth globally in 2023 and 2024, with the possibility of elevated unemployment as a result and potentially negative implications for the Bank’s performance, including through increased impairment allowances. In response to these developments as well as past financial and liquidity crises in these markets, legislators and financial regulators in the United States, Europe and other jurisdictions, including India, have implemented several policy measures designed to add stability to the financial markets. However, the overall impact of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. In the event that the current adverse conditions in the global credit markets continue or if there is any significant financial disruption, this could cause increased volatility in the Indian financial market and have an adverse effect on our business, future financial performance and the trading price of our equity shares and ADSs.

Our and our customers’ exposure to fluctuations in foreign currency exchange rates could adversely affect our operating results.

Foreign currency exchange rates depend on various factors and can be volatile and difficult to predict. We enter into derivative contracts with inter-bank participants on our own account and for customers to manage foreign currency exchange risk exposure. Volatility in these exchange rates may lead to losses in derivative transactions for our borrowers. On maturity or on premature termination of the derivative contracts and under certain circumstances, we may have to bear these losses. The use of derivative financial instruments may also generate obligations for us to make additional cash payments, which would negatively affect our liquidity. Any losses suffered by our customers as a result of fluctuations in foreign currency exchange rates may have a materially adverse effect on our business, financial position or results of operations.

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

For example, our hedging strategies and other risk management techniques may not be fully effective in mitigating risks in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Some methods of managing risks are based upon observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be greater than the historical measures indicated. Other risk management methods depend upon an evaluation of information regarding markets, customers or other matters. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. As part of our ordinary decision-making process, we rely on various models for risk and data analysis. These models are based on historical data and supplemented with managerial input and comments. There are no assurances that these models and the data they analyze are accurate or adequate to guide our strategic and operational decisions and protect us from risks. Any deficiencies or inaccuracies in the models or the data might have a material adverse effect on our business, financial condition or results of operations.

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

As of March 31, 2023, the RBI requires a minimum capital adequacy ratio of 11.7 percent (including requirements for the capital conservation buffer and due to our Bank’s classification as a Domestic Systemically Important Bank (D-SIB)) of our total risk-weighted assets (“RWAs”). We adopted the Basel III capital regulations effective April 1, 2013. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 19.3 percent as of March 31, 2023. Our CET-I ratio was 16.4 percent as of March 31, 2023. Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time, or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

The Basel Committee on Banking Supervision issued a comprehensive reform package titled “Basel III: A global regulatory framework for more resilient banks and banking systems” in December 2010. In May 2012, the RBI released guidelines on implementation of the Basel III capital regulations in India, and in July 2015, the RBI issued a master circular on capital regulations (consolidated master circular issued in April 2022) and time-to-time amendments. The key items covered under these guidelines include: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) grading the enhancement of the total capital requirement; (iv) introducing a capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks, which includes common shares, reserves and stock surplus. Perpetual debt instruments and perpetual non-cumulative preference shares will not be considered a part of CET-I capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Additionally, the guidelines have set out criteria for loss absorption through the conversion or write-off of Additional Tier I capital instruments at a pre-specified trigger level. The RBI has implemented the last tranche of the capital conservation buffer from October 1, 2021. The minimum Common Equity Tier 1 capital of 5.5 percent of RWAs is required to be maintained by banks along with a capital conservation buffer of 2.5 percent of RWAs, in the form of Common Equity Tier 1 capital. D-SIBs are required to maintain additional CET-I capital requirements ranging from 0.2 percent to 1.0 percent of risk-weighted assets. We were classified as a D-SIB from April 1, 2018 onwards and were required to maintain additional CET-I of 0.2 percent with effect from April 1, 2019. See “Supervision and Regulation—Domestic Systemically Important Banks.” Banks will also be required to have an additional capital requirement towards countercyclical capital buffer (“CCCB”) varying between 0 percent and 2.5 percent of the RWAs as and when implementation is announced by the RBI. The RBI has not yet activated the CCCB, and in its press release dated April 5, 2022, has stated that it is not necessary to activate CCCB at this point. Additionally, the Basel III LCR, which is a measure of the Bank’s high-quality liquid assets compared to its anticipated cash outflows over a 30-day stressed period, commenced applying in a phased manner that started with a minimum requirement of 60 percent from January 1, 2015 and reached a minimum of 100 percent on January 1, 2019. In 2020, banks were permitted to avail themselves of funds under the marginal standing facility by dipping into the Statutory Liquidity Ratio (“SLR”) up to an additional 1.0 percent of their net demand and time liabilities (“NDTL”) (i.e., cumulatively up to 3.0 percent of their NDTL). With effect from January 1, 2022, banks were allowed to dip into the SLR up to 2 percent of NDTL instead of 3 percent for overnight borrowing under the MSF. Additionally, with effect from April 18, 2022, banks were permitted to categorize Government Securities as Level 1 High Quality Liquid Assets (“HQLA”) under the Facility to Avail Liquidity for Liquidity Coverage Ratio (“FALLCR”) within the mandatory requirement up to 16 percent (earlier 15 percent) of NDTL. See “—Pandemics or similar public health crises may have a material adverse effect on our business, financial condition and results of operations.” These various requirements, including requirements to increase capital to meet increasing capital adequacy ratios, could require us to forgo certain business opportunities. Since we have been classified as a D-SIB, pursuant to a circular issued by the RBI dated June 2019, under Basel III, we are required to maintain a minimum leverage ratio of 4.0 percent as compared to 3.5 percent required to be maintained by other scheduled commercial banks, with effect from October 1, 2019.

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

Our business leads us to rely on different types of third parties, which exposes us to risks. For example, we enter into outsourcing arrangements with third-party agencies/vendors, in compliance with the RBI guidelines on outsourcing. These entities provide services which include, among others, cash management services, software services, client sourcing, debt recovery services and call center services. However, we cannot guarantee that there will be no disruptions in the provision of such services or that these third parties will adhere to their contractual obligations. Additionally, we also rely on our overseas correspondent banks to facilitate international transactions, and the Indian banking industry as a whole is interdependent in facilitating domestic transactions. There is no assurance that our overseas correspondent banks or our domestic banking partners will not fail or face financial problems (such as financial problems arising out of or in relation to frauds uncovered in early 2018 at one of India’s public sector banks). If there is a disruption in the third-party services, or if the third-party service providers discontinue their service agreement with us, our business, financial condition and results of operations will be adversely affected. In case of any dispute with any of the foregoing parties, we cannot assure you that the terms of our arrangements with such parties will not be breached, which may result in costs such as litigation costs or the costs of entering into agreements with third parties in the same industry, and such costs may materially and adversely affect our business, financial condition and results of operations. We may also suffer from reputational and legal risks if one of these third parties acts unethically or unlawfully, and if any Bank in India, especially a private Bank, or any of our key overseas correspondent banks were to fail, this could materially and adversely affect our business, financial condition, growth prospects or the price of our equity shares.

Risks Relating to Our Business

If we are unable to manage our growth, our operations may suffer and our performance may decline.

We have grown consistently over the last years. Our loan growth rate has been significantly higher than that of the Indian banking industry. Our loans in the three-year period ended March 31, 2022 grew at a compounded annual growth rate of 16.5 percent. The compounded annual growth for the Indian Banking Industry for the same period was approximately 7.9 percent. The growth in our business is partly attributable to the expansion of our branch network. As at March 31, 2018, we had a branch network comprised of 4,787 branches, which increased to 7,821 branches as at March 31, 2023. Section 23 of the Banking Regulation Act 1949 (the “Banking Regulation Act”) provides that banks must obtain the prior approval of the RBI to open new banking outlets. Further, the RBI may cancel a license for violations of the conditions under which it was granted. The RBI issues instructions and guidelines to banks on branch authorization from time to time. With the objective of liberalizing the branch licensing process, the RBI, effective October 2013, granted general permission to banks, including us, to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and certain other conditions. In May 2017, the RBI liberalized the branch authorization policy further. See “Supervision and Regulation—Regulations Relating to the Opening of Banking Outlets.” If we are unable to perform in a manner satisfactory to the RBI in any of these centers or comply with the specified conditions, it may have an impact on the number of banking outlets we will be able to open, which would, in turn, have an impact on our future growth. In addition, our rapid growth has placed, and if it continues, will place, significant demands on our operational, credit, financial and other internal risk controls including:

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

We are highly dependent on our management team, including the efforts of our Managing Director and Chief Executive Officer, and our Executive Director, as well as other members of our senior management. Our future performance is dependent on the continued service of these persons or similarly skilled and qualified successors. In addition, we also face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. The loss of key personnel may restrict our ability to grow and achieve our ESG-related commitments and consequently have a material adverse impact on our results of operations and financial position. High voluntary employee turnover may also reduce organizational performance and productivity, which may have a further adverse impact on our results of operations and financial position and cause us to fail to deliver on our strategic growth plans.

Our funding is primarily short- and medium-term and if depositors do not roll over deposited funds upon maturity, our net income may decrease.

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short term deposits are those with a maturity not exceeding one year. Medium term deposits are those with a maturity of greater than one year but not exceeding three years. See “Selected Statistical Information—Funding.” However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2023, 27.3 percent of our loans are expected to mature within the next year and 48.9 percent of our loans are expected to mature in the next one to three years. As of March 31, 2023, 30.1 percent of our deposits are expected to mature within the next year and 42.6 percent of our deposits are expected to mature between the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition. We may also face a concentration of deposits by our larger depositors. Any sudden or large withdrawals by such large depositors may impact our liquidity position.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income. Policy rates were successively increased from March 2010 to October 2011, during which period the bout of interest rate tightening in India was faster than in many other economies. The RBI raised key policy rates from 5.25 percent (repo rate) in April 2010 to 8.5 percent in October 2011. However, key policy rates were eased from 8.5 percent (repo rate) in March 2012 to 7.25 percent in May 2013.

After increases between September 2013 and January 2014, the RBI started reducing the policy repo rate again in January 2015. Between January 2015 and August 2017, the RBI reduced the policy rate by 200 basis points to 6.0 percent. After having raised rates briefly in 2018, the RBI again reduced rates between February 2019 and February 2020. Later, to address disruptions stemming from the COVID-19 pandemic, the RBI reduced the policy rate by 75 basis points in March 2020 and 40 basis points in May 2020. Thereafter, the RBI maintained the policy repo rate at 4.0 percent until April 2022. However, taking cognizance of rising inflationary pressures, partly due to the Russia-Ukraine war, the RBI hiked rates by 250 basis points to 6.50 percent in fiscal year 2023.

We are, however, more structurally exposed to interest rate risk than banks in many other countries because of certain mandated reserve requirements of the RBI. See “Supervision and Regulation—Legal Reserve Requirements.” These requirements result in Indian banks, such as ourselves, maintaining (as per RBI guidelines currently in force) a portion of our liabilities in approved securities issued by the Government (18.0 percent computed as per guidelines issued by the RBI. We are also required to maintain 4.5 percent of our liabilities (computed as per guidelines issued by the RBI) by way of a balance with the RBI. This, in turn, means that we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including government securities, will likely adversely impact our profitability. A rising interest rate environment acts as a headwind for economic growth and thus impacts our profitability. The aforementioned requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in government-issued securities is generally lower than that earned on our other interest earning assets.

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

In accordance with RBI guidance, a bank’s capital market exposure is limited to 40 percent of its net worth under Indian GAAP as of March 31 of the previous year, both on a consolidated and non-consolidated basis. Our capital market exposure as of March 31, 2023 was 16.6 percent of our net worth on a non-consolidated basis and 19.6 percent on a consolidated basis, in each case, under Indian GAAP. See “Supervision and Regulation—Large Exposures Framework.” If we fail to meet these regulatory limits in the future, we may face difficulties in obtaining other regulatory approvals necessary to conduct our normal course of business, which would have a material adverse effect on our business and operations.

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

For example, pursuant to the media reports during fiscal year 2018, certain unpublished price-sensitive information (“UPSI”) relating to our financial results for the quarters ended December 31, 2015 and June 30, 2017 had been leaked in a private “group” on the WhatsApp mobile app before such results were officially published. Following this leak, we received an order from the SEBI on February 23, 2018, directing us to (i) strengthen our processes, systems and controls relating to information security to prevent future leaks, (ii) submit a report on (a) the systems and controls, how they have been strengthened, and at what regular intervals they are monitored, and (b) the details of persons who are responsible for monitoring such systems, and (iii) conduct an internal inquiry into the leakage of UPSI relating to our financial results and submit a report in relation thereto. In accordance with the SEBI order, we filed both reports with SEBI on May 30, 2018. Any additional action by SEBI in connection with its investigation and our respective reports may subject us to further scrutiny or enforcement actions and have a material adverse effect on our reputation, business, financial position or results of operations. From time-to-time SEBI has asked for information on the above matter, which we have provided. On August 31, 2020, SEBI also passed an Adjudication Order against one of our customers in connection with the UPSI matter. Through a letter dated June 10, 2021, SEBI sought clarifications on the status of implementation of the recommendations provided by our legal counsels for strengthening our systems and controls. While we have responded to SEBI on June 23, 2021, confirming the status of implementation of the legal counsels’ suggestions, we believe that we have complied with the directions under SEBI’s letters dated February 23, 2018 and June 10, 2021 and we have not received further correspondence from SEBI in this regard, there can be no assurance that a failure of our internal control system may not occur in the future, which could adversely affect our business and results of operations.

In addition and as a result of any of the forgoing, we may come under additional regulatory scrutiny or be the target of enforcement actions, or suffer monetary losses or adverse reputation effects which, in each case, could be material, and could have a material adverse effect on our business, financial position or results of operations.

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

Modern customers and other stakeholders are increasingly favoring companies that are committed to addressing the social and environmental challenges we face as a society, and we seek to ensure that customers and other stakeholders are aware of our commitment to addressing ESG issues in our business strategy by developing products and services aligned with these new standards and ESG-related goals. We believe that we have been at the forefront of the banking industry transformation in India, and, as a large financial services organization with a high industry profile, our practices and commitments are subject to scrutiny by all our stakeholders.

Stakeholder expectations of our ESG performance are continually evolving. We may fail to have the appropriate internal standards, strategic plans and governance, monitoring and reporting mechanisms in place to ensure that we can identify emerging issues, meet external expectations and align with recognized international standards. Failure to uphold high standards of ESG management or provide transparent and consistent reporting could significantly impact the Bank’s reputation and reduce investor confidence. In addition, poor performance across any aspect of ESG, such as a failure to address climate change or human rights impacts across our business, could result in increased regulation, difficulty in attracting and retaining talent, criminal or civil prosecution, or decreases in consumer demand for our products. In addition, if we are not successful in implementing our ESG and other sustainability initiatives and commitments, or if we fail to satisfy investor or other stakeholder expectations or standards in the execution of our sustainability strategies, including as the result of non-successful investments in new technologies, changes in customer behavior and preferences with respect to sustainability, uncertainty about market signals with respect to sustainability matters including climate change and negative feedback on our sustainability strategies, our business, results of operations, financial condition and prospects, access to capital and our reputation may be adversely affected.

At present, we refer to ESG ratings provided by, among others, MSCI and CRISIL. However, we have not yet integrated such external ratings in our credit rating of clients. We are in the process of understanding our financed emissions for which we anticipate relying on third parties for climate related data and information in the future. We receive advisory support from third parties regarding our carbon footprint and, going forward, expect to seek support from third parties to purchase carbon credits. We participate in the S&P Dow Jones Sustainability Index, BSE 100 ESG Index, NIFTY 100 ESG Index, carbon disclosure project (CDP) and we keep a track of progress year on year. We also monitor our ESG ratings provided by, among others, MSCI, Sustainalytics and CRISIL. None of these providers is subject to any regulatory or other governmental oversight in respect of its determination of ESG ratings or the underlying methodologies it uses to make such determinations and may revise or replace entirely the methodology it applied to derive its ESG ratings. The past or future issuance of any ESG ratings which reflect low performance on ESG matters or high ESG-related risk, or are not consistent with our own views of our commitment to implement ESG principles and standards throughout our business and our commitment to our business and local communities as an ESG-focused company, could harm our reputation, expose us to liability and could have a material adverse effect on our business, results of operations or financial condition.

We are subject to climate change-related risks, including the physical risks of severe weather and water scarcity, as well as the risks of transitioning to a low carbon economy, which could have a significant negative impact on our industry, business and results of operations.

We are subject to physical and transition risks relating to climate change, which have the potential to result in adverse financial and non-financial impacts for the Bank. Physical risks relating to climate change include extreme weather events (such as hurricanes, extreme rainfall, earthquakes, flooding and forest fires); periods of abnormal, severe or unseasonal weather conditions (such as increased average temperature); rising sea levels; alteration or loss of biodiversity or impacts to marine ecosystems affecting tourist destinations; reduced availability of water resources; and insect plagues. In addition, the transition to a low carbon economy may result in new or stricter legal regulations (including new carbon taxes or greenhouse gas emissions restrictions or reporting requirements) and other related changes, including changes in customer behavior or preferences and changes in energy consumption practices or energy costs. Transition risks can impact the Bank’s operating costs as well as its credit portfolio, for example, in the event of regulatory or policy changes, or changing market practices, that shift demand among certain business sectors and result in loan defaults from certain industries like coal, thermal and infrastructure.

As climate change and circular economy-related legislation and reporting requirements further evolve, companies need to effectively identify, assess, monitor and mitigate associated transition risks; failure to do so adequately or less well than others could lead to the Bank scoring lower in ESG ratings and indices used by financial actors in making investment decisions. Material non-compliance with climate change or circular economy-related legislation or reporting requirements could reduce our ability to attract investors, result in reputational damage and potentially regulatory sanctions. Poor results in ESG ratings and indices used by financial actors may negatively impact their investment decision, and thereby increase the cost of capital or negatively impact share price. Failure to meet current and future employees’ expectations concerning the Bank’s actions to mitigate and adapt to climate change or address circular economy matters may negatively impact the retention and attraction of high-quality employees. See “—Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.”

Negative publicity could damage our reputation and adversely impact our business and financial results.

Reputational risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally or the Bank specifically could adversely affect our ability to attract and retain customers, and may expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices, mortgage servicing and foreclosure practices, corporate governance, regulatory compliance, mergers and acquisitions and related disclosure, sharing or inadequate protection of customer information, and actions taken by government regulators and community organizations in response to that conduct. For example, in the recent past, we have experienced outages in our internet banking, mobile banking and payment utilities, including an outage in our internet banking and payment system in November 2020 due to a power failure in the primary data center. See “—A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition.”

Many of our branches have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing branches, which adversely affects our profitability.

As at March 31, 2018, we had 4,787 branches, and as at March 31, 2023, we had 7,821 branches, a significant increase in the number of branches. Some of the newly added branches are currently operating at a lower efficiency level as compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.

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

In India, our equity shares are traded on the BSE Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”). BSE and NSE rules, in connection with other applicable Indian laws, require us to report our financial results in India in Indian GAAP. Because of the difference in accounting principles and presentation, certain financial information available in our required filings in the United States may be presented differently than in the financial information we provide under Indian GAAP.

Additionally, we make available information on our website and in our presentations in order to provide investors with a view of our business through metrics similar to what our management uses to measure our performance. Some of the information we make available from time to time may be in relation to our unconsolidated or consolidated results under Indian GAAP or under U.S. GAAP. Potential investors should read any notes or disclaimers to such financial information when evaluating our performance to confirm how the information is being presented, since information that may have been prepared with a different presentation may not be directly comparable.

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

The new accounting standards are expected to change, among other things, our methodologies for estimating allowances for probable loan losses and classifying and valuing our investment portfolio, as well as our revenue recognition policy. It is possible that our financial condition, results of operations and changes in shareholders’ equity may appear materially different under IND-AS or IFRS than under Indian GAAP or U.S. GAAP. Further, during the transition to reporting under the new standards, we may encounter difficulties in the implementation of the new standards and development of our management information systems. Given the increased competition for the small number of IFRS-experienced accounting personnel in India, it may be difficult for us to employ the appropriate accounting personnel to assist us in preparing IND-AS or IFRS financial statements. Moreover, there is no significant body of established practice from which we may draw when forming judgments regarding the application of the new accounting standards. There can be no assurance that the Bank’s controls and procedures will be effective in these circumstances or that a material weakness in internal control over financial reporting will not occur. Further, failure to successfully adopt IND-AS or IFRS could adversely affect the Bank’s business, financial condition and results of operations.

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

We may from time to time undertake acquisitions as part of our growth strategy, which could subject us to a number of risks, such as: (i) the rationale and assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) we may fail to successfully integrate any acquired business, including its technologies, products and personnel; (iii) we may fail to retain key employees, customers and suppliers of any acquired business; (iv) we may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavorable terms and conditions; (v) we may fail to discover certain contingent or undisclosed liabilities in businesses that we acquire, or our due diligence to discover any such liabilities may be inadequate; and (vi) it may be necessary to obtain regulatory and other approvals in connection with certain acquisitions, and there can be no assurance that such approvals will be obtained, and even if granted, that there will be no burdensome conditions attached to such approvals. Additionally, we could be exposed to financial, legal or reputational risks if we fail to appropriately consider and address any compliance, antitrust or ESG aspects of a transaction or planned transaction. Any of the foregoing risks could result in increased costs, decreased revenues or a loss of opportunities and have an adverse effect on our business, results of operations and financial condition, and in the case of a breach of compliance or antitrust regulation, could lead to reputational damage, fines and potentially criminal sanctions and an adverse impact on our ESG agenda.

The Banking Regulation Act 1949 gives powers to the RBI to undertake amalgamations of banking companies. In the past, the RBI has ordered mergers of riskier banks with banks that had larger balance sheets, primarily in the interest of the depositors. For example, the Government of India announced the amalgamation of 10 public sector banks into four larger banks in April 2020 as part of a consolidation measure to create fewer banks that would be individually larger in scale. More recently, Lakshmi Vilas Bank Ltd. was amalgamated with DBS Bank India Limited with effect from November 27, 2020. Any such direction by the RBI in relation to our Bank could have an adverse effect on our business or that of our subsidiaries.

Credit Risks

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

Our gross non-performing customer assets represented 1.12 percent of our gross customer assets as of March 31, 2023. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and the overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2023, 67.9 percent of our loan book was partially or fully secured by collateral. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented, and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. See Note 9 “Loans” in our consolidated financial statements. As a result of the COVID-19 pandemic, the Government and the RBI implemented various regulatory measures, including those aimed at alleviating financial pressure on borrowers. These measures included a moratorium on debt repayments and temporary permission to classify certain distressed loans as “Standard” if the cause of the distress was related to the pandemic. See “—Pandemics or similar public health crises may have a material adverse effect on our business, financial condition and results of operations.” In addition, borrowers in particular industries may be adversely affected by disruptions in commodity supply chains, changes in economic behavior, trade restrictions and other consequences of pandemics or other global health crises, geopolitical and geoeconomic conflicts, such as the war between Russia and Ukraine, increased use of protectionist measures, such as the United States and China implementing reciprocal trade tariffs, and other events that are beyond the control of those that are affected.

Provisions are created by a charge to expense and represent our estimate for loan losses and risks inherent in the credit portfolio. See “Selected Statistical Information—Non-performing Loans.” The determination of an appropriate level of loan losses and provisions required inherently involves a degree of subjectivity and requires that we make estimates of current credit risks and future trends, all of which may undergo material changes. Our provisions may not be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. Further, as part of its supervision process, the RBI assesses our asset classification and provisioning requirements. In the event that additional provisioning is required by the RBI, our net income, balance sheet and capital adequacy could be affected, which could have a material adverse impact on our business, future financial performance, shareholders’ equity and the price of our equity shares. If we are not able to continue to reduce our existing non-performing loans, or if there is a significant increase in the amount of new loans classified as non-performing loans as a result of a change in the methodology of non-performing loans classification mandated by the RBI or otherwise, our asset quality may deteriorate, our provisioning for probable losses may increase and our business, future financial performance and the trading price of our equity shares and ADSs could be adversely affected.

A number of factors outside of our control affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, domestic or global turmoil, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI or the Government of India for example, a few years ago, certain state governments announced waivers of amounts due under agricultural loans provided by the banks. Demands for similar waivers have been raised by farmers in other states as well. Also, in the past, the central and state governments have waived farm loans from time to time to provide some respite to the debt-ridden agricultural sector. It is unclear when the governments will compensate the banks for the waivers so announced. Further, such frequent farm waivers may create expectations of future waivers among the farmers and lead to a delay in or cessation of loan repayments, which may lead to a rise in our non-performing loans. These factors, coupled with other factors such as volatility in commodity markets, declining business and consumer confidence and decreases in business and consumer spending, could impact the operations of our customers and in turn impact their ability to fulfill their obligations under the loans granted to them by us. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans further increase, we will be required to increase our provisions, which would result in our net income being less than it otherwise would have been and would adversely affect our financial condition.

We have high concentrations of exposures to certain customers and sectors, and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.

As of March 31, 2023, our largest single customer exposure, based on the higher of the outstanding balances of, or limit on, funded and non-funded exposures, was Rs. 284.0 billion, representing 9.3 percent of our capital funds which comprised Tier I and Tier II capital. Similarly, our 10 largest customer exposures totaled Rs. 1,816.3 billion, representing 59.4 percent of our capital funds. None of our 10 largest customer exposures was classified as non-performing as of March 31, 2023. However, if any of our 10 largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures. In 2019, the RBI released guidelines on the Large Exposures Framework (“LEF”), which are revised from time to time. The guidelines govern exposure of banks to a single counterparty and a group of connected counterparties. Under this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20 percent of the bank’s available eligible capital base at all times, and the sum of all the exposure values of a bank to a group of connected counterparties (as defined in the guidelines) must not be higher than 25 percent of the bank’s available eligible capital base at all times. The eligible capital base for this purpose is the effective amount of Tier I capital fulfilling the criteria mentioned in the Basel III guidelines issued by the RBI as per the last audited balance sheet. As of March 31, 2023, there were no exposures which exceeded the ceiling permitted under the LEF guidelines.

The RBI in its circular from February 2021, had exempted from the framework lending by foreign sovereigns or their central banks that are subject to a zero percent risk weight under the Basel III guidelines, and where such lending is denominated in the domestic currency of that sovereign and met out of resources of the same currency. Further, through its circular issued in March 2021, the RBI had determined that non-centrally cleared derivatives exposures will continue to be outside the purview of exposure limits until September 30, 2021. For further details on the LEF, see “Supervision and Regulation—Large Exposures Framework.”

In April 2023, the RBI had issued the master circular on prudential norms on income recognition, asset classification and provisioning pertaining to advances, which consolidates the guidelines for resolution of stressed assets. In 2019, the RBI had replaced the erstwhile framework for the resolution of stressed assets (including the framework for revitalizing distressed assets, joint lenders forum mechanism, strategic debt restructuring and the scheme of sustainable structuring of stressed assets). As per the existing guidelines, the lenders must recognize developing stress in loan accounts, immediately on default. Lenders must put in place policies approved by their board of directors for the resolution of stressed assets, including the timelines for such resolution, and they are expected to initiate implementation of the resolution plan even before default occurs. If a default occurs, however, lenders have a review period of 30 days within which their resolution strategy is to be decided. The RBI guidelines provide the timelines within which the banks are required to implement the resolution plan, depending on the aggregate exposure of the borrower to the lender. For large accounts with the aggregate exposure of the lenders being Rs. 20.0 billion or more, the RBI has specified that the resolution plan must be implemented within 180 days from the end of the review period. If there is a delayed implementation of the resolution plan, lenders are required to make an additional provision of 20 percent of the total amount outstanding, in addition to the provisions already held and provisions required to be made as per asset classification status of the borrower’s account, subject to a total provisioning of 100 percent of the total amount outstanding. Lenders are required to make appropriate disclosures of resolution plans implemented in their financial statements under “Notes on Accounts.”

As of March 31, 2023, our largest industry concentrations, based on RBI guidelines, were as follows: financial institutions (7.9 percent), retail trade (4.8 percent) NBFC (4.1 percent) and power (3.7 percent). In addition, as of March 31, 2023, 21.3 percent of our exposures were consumer loans. Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2023, our non-performing loans and credit substitutes as a percentage of total non-performing customer assets in accordance with U.S. GAAP were concentrated in the following industries: agriculture production-food (14.1 percent), retail trade (7.5 percent), agriculture-allied (6.7 percent) and consumer services (5.7 percent). In addition, 17.3 percent of our non-performing customer assets were consumer loans.

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

The RBI prescribes guidelines on Priority Sector Lending (“PSL”) in India. Under these guidelines, banks in India are required to lend 40.0 percent of their adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as defined by the RBI and computed in accordance with Indian GAAP figures, to certain eligible sectors categorized as priority sectors. The priority sector requirements must be met with reference to the higher of the ANBC and the CEOBE as of the corresponding date of the preceding year. PSL achievement is to be evaluated at the end of the fiscal year based on the average of priority sector target/sub-target achievement as at the end of each quarter of that fiscal year. See “Supervision and Regulation—Directed Lending.” Under the guidelines, scheduled commercial banks having any shortfall in lending to the priority sector shall be allocated amounts for contribution to the Rural Infrastructure Development Fund (“RIDF”) established with the National Bank for Agriculture and Rural Development (“NABARD”) and other funds with NABARD, the National Housing Bank (“NHB”), the Small Industries Development Bank of India (“SIDBI”) or the Micro Units Development and Refinance Agency Limited (“MUDRA”), as decided by the RBI from time to time. The interest rates on such deposits may be lower than the interest rates which the Bank would have obtained by investing these funds at its discretion.

Further, the RBI has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, which would be notified by the RBI at the beginning of each year. The target for fiscal year 2023 was 13.78 percent. If we fail to adhere to the RBI’s policies and directions, we may be subject to penalties, which may adversely affect our results of operations. Furthermore, the RBI can make changes to the types of loans that qualify under the PSL scheme. Changes that reduce the types of loans that can qualify toward meeting our PSL targets could increase shortfalls under the overall target or under certain sub-targets. In September 2020, the RBI issued new guidelines through which it increased the target for lending to small and marginal farmers and economically weaker sections in a phased manner through fiscal year 2024 to 10.0 percent and 12.0 percent, respectively.

Our total PSL achievement for fiscal year 2023 stood at 45.06 percent as against a requirement of 40 percent, and our achievement of direct lending to non-corporate farmers stood at 11.42 percent for fiscal year 2023 as against a requirement of 13.78 percent. Our achievement of lending to micro enterprises stood at 9.16 percent as against a target of 7.5 percent. Lending to the total agricultural sector stood at 15.62 percent as against a requirement of 18 percent, and lending to small and marginal farmers stood at 6.03 percent, against the requirement of 9.5 percent. Advances to sections termed “weaker” by the RBI were 8.11 percent against the requirement of 11.5 percent. The above achievements are subject to district weight adjustments wherein a higher weight (125 percent) would be assigned in the identified districts where the credit flow is comparatively lower, and a lower weight (90 percent) would be assigned in districts where the credit flow is comparatively higher. This is expected to be valid for up to fiscal year 2024 and is expected to be reviewed thereafter. The districts not further specified continue to have an existing weightage of 100 percent.

We may experience a higher level of non-performing assets in our directed lending portfolio, particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing assets in the directed lending sector as a percentage to gross loans were 0.57 percent as of March 31, 2023 (0.56 percent as of March 31, 2022). Further increases in the above-mentioned targets of the specified PSL categories could result in an increase in non-performing assets due to our limited ability to control the portfolio quality under the directed lending requirements.

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

Although we typically lend on a cash flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2023, 67.9 percent of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral, due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, our records of borrowers’ and guarantors’ addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline.

The RBI has introduced various mechanisms, from time to time, to enable the lenders to timely resolve and initiate recovery with regards to stressed assets. In April 2023, the RBI has issued the master circular on prudential norms on income recognition, asset classification and provisioning pertaining to advances, which consolidated the RBI’s (Prudential Framework for Resolution of Stressed Assets) Directions 2019. In 2019, the RBI had replaced the erstwhile framework for the resolution of stressed assets (including the framework for revitalizing distressed assets, joint lenders forum mechanism, strategic debt restructuring and the scheme of sustainable structuring of stressed assets). See “Supervision and Regulation—Resolution of Stressed Assets.”

The Insolvency and Bankruptcy Code was introduced in 2016, with the aim to provide for the efficient and timely resolution of insolvency of all persons, including companies, partnership firms, limited liability partnerships and individuals. For further details, see “Supervision and Regulation—The Insolvency and Bankruptcy Code 2016.” Furthermore, in order to provide relief to corporate entities, which may be facing financial distress as a result of the COVID-19 pandemic, the Insolvency and Bankruptcy Code was amended with effect from June 5, 2020. Pursuant to the amendment, no application for the initiation of a corporate insolvency resolution process of a corporate debtor can be filed under the Insolvency and Bankruptcy Code, in relation to a default arising on or after March 25, 2020, for a period of six months or such further period, not exceeding one year from such date, as may be notified The Insolvency and Bankruptcy Code (Amendment) Act 2021 provides, among other things, for a pre-packaged insolvency resolution process for corporate debtors which are classified as micro, small or medium enterprises. The objective of this amendment is to provide an efficient alternative insolvency resolution process for micro, small and medium enterprises which is efficient and cost effective. The inability to foreclose on such loans due or otherwise liquidate our collateral may result in failure to recover the expected value of such collateral security, which may, in turn, give rise to increased losses and a decline in net income. See also “—Pandemics or similar public health crises may have a material adverse effect on our business, financial condition and results of operations.”

Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance.

We offer unsecured personal loans and credit cards to the retail customer segment, including salaried individuals and self-employed professionals. In addition, we offer unsecured loans to small businesses and individual businessmen. Unsecured loans represent a greater credit risk for us than our secured loan portfolio because they may not be supported by realizable collateral that could help ensure an adequate source of repayment for the loan. Although we normally obtain direct debit instructions or postdated cheques from our customers for unsecured loan products, we may be unable to collect in part or at all in the event of non-payment by a borrower. Further, any expansion in our unsecured loan portfolio could require us to increase our provision for credit losses, which would decrease our earnings. Also see “Business—Retail Banking—Retail Loans and Other Asset Products.”

Risks Relating to Our Industry

RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us which could restrict the growth of our business and operations.

RBI guidelines prescribe a policy framework for the ownership and governance of private sector banks. Under Section 12 of the Banking Regulation Act 1949, as amended, no person holding shares in a financial institution shall, in respect of any shares held by such person, exercise voting rights in excess of 10 percent of the total voting rights of all the shareholders of such financial institution; provided that the RBI may increase, in a phased manner, such ceiling on voting rights from 10 to 26 percent. The notification dated July 21, 2016 issued by RBI and published in the Gazette of India dated September 17, 2016 stated that the ceiling for voting rights is at 26 percent.

In May 2016, RBI issued the RBI (Ownership in Private Sector Banks) Directions 2016. These guidelines prescribed requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. In June 2020, the RBI set up an internal working group to examine and review the extant licensing and regulatory guidelines relating to ownership and control, corporate structure of private sector banks and other related issues. The group submitted its report in October 2020, and some of the key recommendations were as follows: (i) the cap on promoters’ stakes over the course of 15 years may be raised from the current level of 15.0 percent to 26.0 percent of the paid-upvoting equity share capital of a bank; (ii) the RBI may introduce regulations in relation to the issuance of ADRs and GDRs by banks, which ensure that such issuances are not used by dominant shareholders to indirectly enhance their voting power, including mandating prior approval by the RBI before entering into agreements with depositories, requiring a provision in the depository agreement assigning no voting rights to depositories and a mechanism for disclosure of the details of the ultimate depository receipt holders so that indirect holdings can be disclosed along with direct holdings; (iii) large corporate/industrial houses may be allowed as promoters of banks only after necessary amendments to the Banking Regulations Act 1949; (iv) non-operative financial holding companies (“NOFHCs”) should continue to be the preferred structure for all new licenses to be issued for universal banks. However, NOFHC structures should be mandatory only in cases where the individual promoters, promoting entities and converting entities have other group entities; and (v) listing requirements for small finance banks, payments banks and universal banks.

On January 16, 2023, the RBI issued the Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023 to be read with the Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies (together, the “2023 Directions”). The object of the 2023 Directions is to ensure that the ultimate ownership and control of banking companies are well diversified and the “major shareholders” of banking companies are “fit and proper” on a continuing basis. For further details, see “Supervision and Regulation—Entry of New Banks in the Private Sector.”

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

Additionally, under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”), all related party transactions, including any subsequent material modification, will require approval from the audit committee of the listed entity subject to the conditions mentioned in the SEBI Listing Regulations. Further, all material related party transactions (based on the threshold provided under the SEBI Listing Regulations), including any subsequent material modification, will require prior shareholders’ approval. In addition, pursuant to the SEBI Listing Regulations, no related party shall vote to approve such resolutions regardless of being a related party to the particular transaction or not. For transactions with HDFC Limited, shareholder approvals have been obtained for fiscal year 2023. However, if we are unable to obtain the necessary shareholder approvals for transactions with HDFC Limited in the future, we would be required to forego certain opportunities, which could have a material adverse effect on our financial performance.

Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital.

Aggregate foreign investment from all sources in a private sector bank is permitted up to 49 percent of the paid-up capital under the automatic route. This limit can be increased to 74 percent of the paid-up capital with prior approval from the Government of India. Pursuant to a letter dated February 4, 2015, the Foreign Investment Promotion Board has approved foreign investment in the Bank up to 74 percent of its paid-up capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. If the Bank is subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on the Bank’s results of operations and financial condition. The RBI had previously imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted such restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74 percent. Thereafter, the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74 percent again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, SEBI also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2023, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 65.74 percent, respectively, of the paid-up capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively affect the price of the Bank’s shares and could limit the ability of investors to trade the Bank’s shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through future issuances of additional equity shares, which could have a material adverse effect on our business and financial results. See “Supervision and Regulation—Foreign Ownership Restriction.”

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

We face strong competition in all areas of our business, and some of our competitors are larger than we are. We compete directly with large public and private sector banks, some of which are larger than we are based on certain metrics such as customer assets and deposits, branch network and capital. These banks are becoming more competitive as they improve their customer services and technology. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. See “—We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry, and the entry of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.” In addition, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate, and as a result, we may be forced to adapt our business to compete more effectively. There can be no assurance that we will be able to respond effectively to current or future competition or that the technological investments we make in response to such competition will be successful. Regulation may also limit the use of the data necessary for our digital transformation. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services (whether current or new offerings) at reasonable returns and this may adversely impact our business.

If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition. See “Business—Competition.”

We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry, and the entry of new banks in the private sector which could cause us to lose existing business or be unable to compete effectively for new business.

The Government of India regulates foreign ownership in private sector banks. Foreign ownership up to 49 percent of the paid-up capital is permitted in Indian private sector banks under the automatic route and this limit can be increased up to 74 percent with prior approval of the Government of India. However, under the Banking Regulation Act, read together with the 2023 Directions, no shareholder in a banking company can exercise voting rights on poll in excess of 26 percent of the total voting rights of all the shareholders of such banking company. The RBI has also from time to time issued various circulars and regulations regarding ownership of private banks and licensing of new private sector banks in India. See “Supervision and Regulation—Entry of new banks in the private sector.” Reduced restrictions on foreign ownership of Indian banks could lead to a higher presence of foreign banks in India and thus increase competition in the industry in which we operate.

In February 2013, the RBI released guidelines for the licensing of new banks in the private sector. The RBI permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned NOFHC route, subject to compliance with certain specified criteria. Such a NOFHC was permitted to be the holding company of a bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. Pursuant to these guidelines, in fiscal year 2016, IDFC Bank and Bandhan Bank commenced banking operations.

In November 2014, the RBI released guidelines for the licensing of payments banks (“Payments Banks Guidelines”) and small finance banks (“Small Finance Banks Guidelines”) in the private sector. This led to the establishment of new payments banks and small finance banks, which have increased competition in the markets in which we operate. In December 2019, the RBI released guidelines for continuous licensing of small finance banks (the “December 2019 Guidelines”), lowering regulatory burdens for new market entrants, which may further increase competition in this segment of the market. The December 2019 Guidelines stated that a Standing External Advisory Committee (“SEAC”) comprising eminent persons with experience in banking, the financial sector and other relevant areas, will evaluate the applications and that the constituent members of the SEAC will be announced by the RBI. In March 2021, the RBI announced the constituent members of the SEAC, which will have a tenure of three years. The RBI in its circular dated March 28, 2020 issued modifications to Payments Bank Guidelines and the Small Finance Banks Guidelines to harmonize them with the December 2019 Guidelines.

In May 2016, the RBI had issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions 2016, which have been repealed in the meantime. These guidelines prescribed requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. See “Supervision and Regulation—Entry of new banks in the private sector.”

In August 2016, the RBI released the guidelines for “on tap” licensing of Universal Banks in the Private Sector (the “2016 Guidelines”). The guidelines aim at moving from the “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or “on-tap” licensing regime. Among other things, the new guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the new guidelines make the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities. In 2021, a few entities had applied for “on tap” licenses pursuant to the above-mentioned guidelines. The RBI has assessed the applications and, in May 2022, released the names of the applicants which were found not suitable for being granted in-principle approval. In January 2023, the RBI announced that it had received only one application under the 2016 Guidelines during the quarter ending December 31, 2022.

If the goodwill recorded in connection with our acquisitions becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.

In accordance with U.S. GAAP, we have accounted for our acquisitions of business using the acquisition method of accounting. We recorded the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the implied fair value of the reporting unit as of the test date against the carrying value of the assets and liabilities of that reporting unit as of the same date. See Note 2v “Summary of Significant Accounting Policies—Business combination” and Note 2w “Summary of Significant Accounting Policies—Goodwill” in our consolidated financial statements.

Risks Relating to Our Ownership Structure and the Proposed Transaction

The Scheme with HDFC Limited is not yet effective, and in accordance with the provisions of the Scheme, the Scheme may be terminated and the Proposed Transaction may not be completed.

On April 4, 2022, the Bank’s Board of Directors approved a composite scheme of amalgamation (the “Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into HDFC Bank, under Sections 230 to 232 of the Companies Act and other applicable laws including the rules and regulations (the “Proposed Transaction”). The Proposed Transaction is subject to the disclosure requirements, rules and practices applicable in India, which differ from those of the United States, in particular from the requirements of the U.S. proxy solicitation and tender offer rules of the Exchange Act. The Scheme was approved by the shareholders of the Bank at the National Company Law Tribunal (“NCLT”) convened meeting held on November 25, 2022. A joint company scheme petition was filed on December 7, 2022 with the NCLT seeking the sanction of the Scheme. The NCLT, vide its order dated March 17, 2023, sanctioned the Scheme. In accordance with Clause 42 of the Scheme, the effectiveness of the Scheme is inter alia subject to receipt of certain approvals and meeting various compliances under the applicable law and regulations. While the requisite approvals have been received by the parties, certain compliances are currently pending. The Scheme will be made effective shortly after completion of such compliances, including filing the NCLT Order with the Registrar of Companies, which is expected to occur on or about July 1, 2023.

There can be no assurance that an effect, event, development or change will not transpire that could delay or prevent the Scheme being made effective. If the Proposed Transaction is not completed in a timely manner or at all for any reason, the trading price of our equity shares and ADSs may decline to the extent that the market price of our equity shares and ADSs reflects positive market assumptions that the Proposed Transaction will be completed and the related benefits will be realized. In addition, if the Proposed Transaction is not completed for any reason before the expiry of 24 months from the last of the dates of approval of the Scheme by the respective Boards of each of the parties to the Scheme (the “Parties”), either we, HDFC Limited, HDFC Investments Limited or HDFC Holdings Limited may terminate this Scheme and upon such termination the Scheme shall stand revoked, cancelled and be of no effect; provided that, in case of non-satisfaction of any other conditions precedent, the Parties shall proceed in such manner as may be mutually agreed between them. We or HDFC Limited may also elect to terminate the Scheme in certain other circumstances, and the Parties, acting jointly and not individually, may withdraw the Scheme from the Tribunal at any time before the Scheme has become effective.

Uncertainty about the Proposed Transaction may adversely affect the relationships of the Parties with their respective investors, customers, business partners and employees, whether or not the Proposed Transaction is completed.

We have incurred, and will continue to incur, significant transaction expenses in connection with the Proposed Transaction, regardless of whether the Proposed Transaction is completed, such as legal, accounting, financial advisory, compliance, stamp duty and integration costs. The risks arising in connection with any failure to complete the Proposed Transaction may have an adverse effect on our business, operations, financial results and the price of our equity shares and ADSs.

We may also be subject to additional risks if the Proposed Transaction is not completed, including limitations on our ability to retain and hire key personnel; reputational harm, including relationships with investors, customers and business partners, due to the adverse perception of any failure to successfully complete the Proposed Transaction; and potential disruption to our business and distraction of our workforce and management team to pursue other opportunities that could be beneficial to us, in each case without realizing any of the benefits of having the Proposed Transaction completed. We could also be subject to litigation related to any failure to complete the Proposed Transaction or any related action that could be brought to enforce a party’s obligations under the Scheme.

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

The implementation of the Scheme may fail to realize the anticipated benefits of the merger and will expose us to incremental regulatory requirements.

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

An inability to realize the full extent of the anticipated benefits of the Proposed Transaction, as well as any delays encountered in the integration process, could have an adverse effect upon our revenues, earnings, levels of expenses and results of operations following the completion of the Proposed Transaction, which may negatively affect the price of our equity shares and ADSs. Integrating entities of such size and complexity will require substantial resources including time, expense and effort from management. If management’s attention is diverted or there are any difficulties associated with integrating such businesses, our results of operations could be adversely affected during this transition period and for an undetermined period after completion of the Proposed Transaction. In particular, the Proposed Transaction increases the challenges involved in developing and improving our internal administrative and operational infrastructure, including our financial, technology and communications and other internal systems, obtaining any approvals that may be required in respect of our integrated operations, integrating the branch network, service, distribution and operations of the businesses, without impacting customer experience, recruiting, training and retaining sufficient skilled management and employees and developing and preserving a uniform culture and work environment in our operations.

Even if we are able to successfully combine the businesses and operations, it may not be possible to realize the full benefits of the integration opportunities, the synergies that we currently expect to result from the Proposed Transaction, or realize these benefits within the time frame that we currently expect. If we are unable to realize the anticipated benefits of the Proposed Transaction on time, or at all, our business, results of operations, financial condition and cash flows could be adversely affected.

Further, once the Scheme is effective, HDFC Banks’s net interest income, profitability and return on equity may all be lower, at least in the short term, than in past periods due to the merging of HDFC Limited’s higher capital cost, liabilities and large capital base.

Additionally, HDFC Bank is subject to various regulatory requirements, including capital and liquidity requirements prescribed by the RBI. Relatedly, certain of the regulatory approvals we have received with respect to the Scheme and the Proposed Transaction would subject us to certain requirements such as in relation to our shareholding in certain of HDFC Limited’s subsidiaries, a one-time mapping of all the borrowers of HDFC Limited for interest rate benchmarks and linking of such accounts to the appropriate benchmarks within six months of the effective date of the Scheme. Further, upon the Scheme becoming effective, HDFC Bank as a combined entity may have heightened requirements to meet in this regard, including meeting the incremental Statutory Liquidity Ratio (“SLR”), Cash Reserve Ratio (“CRR”) and priority sector lending requirements which may in turn adversely impact our profitability. While we have made applications with regulators and may make further representations in relation to such applications following the effective date of the Scheme, such as in relation to the grandfathering of some of HDFC Limited’s liabilities and certain assets, there can be no assurance that such approvals will be granted in a timely manner or at all and, if granted, will not impose additional conditions.

HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests. We may face conflicts of interest relating to HDFC Limited, promoter and principal shareholder, which could cause us to forgo business opportunities and consequently have an adverse effect on our financial performance.

HDFC Group owned 20.9 percent of our equity as of March 31, 2023. As per our Articles, so long as HDFC Limited, any of its subsidiaries or any other company promoted by HDFC Limited, either singly or in the aggregate, holds not less than 20 percent of the paid-up equity share capital in the Bank, the Board of Directors of the Bank shall with the approval of the shareholders, appoint then on-retiring directors from persons nominated by HDFC Limited. HDFC Limited shall be entitled to nominate the part-time Chairman and the Managing Director or the full-time Chairman, as the case may be, subject to the approval of the Board of Directors of the Bank and the shareholders. While we have put in place appropriate measures to ensure the independence of the Board of Directors, HDFC Limited, as a shareholder, can vote such that it could directly or indirectly favor the interests of HDFC Limited over our interests.

Renu Karnad, the Managing Director of HDFC Limited, is a Non-Executive Director of the Bank and was nominated by HDFC Limited. While we are professionally managed and overseen by an independent board of directors, HDFC Limited can exercise influence over our Board of Directors and over matters subject to a shareholder vote, which could result in decisions that favor HDFC Limited or result in us foregoing opportunities to the benefit of HDFC Limited. Such decisions may restrict our growth or harm our financial condition.

Additionally, HDFC Limited is primarily engaged in financial services, including home loans, property-related lending and deposit products. The subsidiaries and associated companies of HDFC Limited are also largely engaged in a range of financial services, including asset management, life and other insurance and mutual funds. Although we have no agreements with HDFC Limited or any other HDFC Group companies that restrict us from offering products and services that are offered by them, our relationship with these companies and pending amalgamation in terms of the Proposed Transaction, may cause us not to offer products and services that are already offered by other HDFC Group companies and may effectively prevent us from taking advantage of business opportunities. See Note 27 “Related Party Transactions” in our consolidated financial statements for a summary of transactions we have engaged in with HDFC Limited during fiscal year 2023. We currently distribute products of HDFC Limited and its group companies. If we stop distributing these products or forgo other opportunities because of our relationship with HDFC Limited, it could have a material adverse effect on our financial performance. See also “—The Scheme with HDFC Limited is not yet effective, and in accordance with the provisions of the Scheme, the Scheme may be terminated and the Proposed Transaction may not be completed” and “Business—Proposed Transaction.”

HDFC Limited may prevent us from using the HDFC Bank brand if they reduce their shareholding in us to below 5 percent.

As part of a shareholder agreement executed when HDFC Bank was formed, HDFC Limited has the right to prevent us from using “HDFC” as part of our name or brand if HDFC Limited reduces its shareholding in HDFC Bank to an amount below five percent of our outstanding share capital. If HDFC Limited were to exercise this right, we would be required to change our name and brand, which could require us to expend significant resources to establish new branding and name recognition in the market as well as undertake efforts to rebrand our banking outlets and our digital presence. This could have a material adverse effect on our financial performance. See also “—The Scheme with HDFC Limited is not yet effective, and in accordance with the provisions of the Scheme, the Scheme may be terminated and the Proposed Transaction may not be completed” and “Business—Proposed Transaction.”

Legal and Regulatory Risks

We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.

The RBI is empowered under the Banking Regulation Act 1949 to impose penalties on banks and their employees in order to enforce applicable regulatory requirements. During 2019, we received two separate fines for non-compliance with certain RBI directives. In its order dated February 4, 2019, the RBI imposed a monetary penalty of Rs. 2.0 million on us for failing to comply with the RBI’s KYC and AML standards, as set out in their circulars dated November 29, 2004 and May 22, 2008. In its order dated June 13, 2019, the RBI imposed a monetary penalty of Rs. 10 million on us for failing to comply with the KYC, AML and fraud reporting standards, following an investigation into bills of entry submitted by certain importers. The penalties were imposed under Section 47A(1)(c) and Section 46(4)(i) of the Banking Regulation Act 1949. We have since implemented corrective action to strengthen our internal control mechanisms so as to ensure that such incidents will not repeat themselves. See “Supervision and Regulation—Penalties.”

In 2020, the Bank received one fine for non-compliance with RBI regulations. In its order dated January 29, 2020, the RBI imposed a monetary penalty in the amount of Rs. 10 million on the Bank for failure to undertake ongoing due diligence with respect to 39 current accounts which had been opened by customers of the Bank to participate in an initial public offering, but where the transactions effected were disproportionate to the declared income and profile of the customers. This penalty was imposed by the RBI using the powers conferred under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act 1949. The Bank has since strengthened its internal control mechanisms so as to ensure that such incidents will not repeat themselves. The RBI, through its letter dated December 4, 2020, imposed a monetary penalty of Rs. 0.1 million on the Bank for the failure to settle transactions in Government securities in the Subsidiary General Ledger which led to a shortage in the balance of certain securities in the Bank’s Constituent Subsidiary General Ledger account on November 19, 2020. The Bank has since enhanced its review mechanism to ensure that such incidents do not recur.

SEBI, through its order dated January 21, 2021, levied a penalty of Rs. 10.0 million on the Bank for alleged noncompliance with a SEBI interim order dated October 7, 2019 issued against BRH Wealth Kreators Ltd. (“BRH”). The penalty was levied for the sale of securities pledged by BRH to the Bank, to recover amounts outstanding under recalled credit facilities which the Bank had extended to BRH. The Bank filed an appeal against the SEBI order in the Securities Appellate Tribunal (“SAT”) on February 8, 2021. The SAT through its interim order dated February 19, 2021, stayed the operation of the SEBI order dated January 21, 2021 and, through its final order dated February 18, 2022, allowed the Bank’s appeal and quashed SEBI’s order.

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

We engage in business with customers and counterparties from diverse backgrounds. Countries or jurisdictions that are subject to economic sanctions and export controls currently imposed by the U.S. Office of Foreign Assets Control, the European Union, the United Nations, or other law enforcement agencies or sanctions authorities include the Crimea, Zaporizhzhia and Kherson regions of Ukraine, in each case to the extent that such areas of Kherson or Zaporizhzhia are under control of Russia, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea and Syria. Such list of countries or jurisdictions may change from time to time. In light of these sanctions, it cannot be ruled out that some of our customers or counterparties may become the subject of sanctions. Such sanctions may result in our inability to gain or retain such customers or counterparties or receive payments from them. In addition, the association with such individuals or countries may damage our reputation and, if such association is not in compliance with relevant sanctions, could expose the Bank to civil and criminal prosecution and penalties or the imposition of sanctions against the Bank. This could have a material adverse effect on our business, financial results and the prices of our securities. These laws, regulations and sanctions or similar legislative or regulatory developments may further limit our business operations.

In June 2021, one of our individual customers was designated by the United States as a Specially Designated Global Terrorist (“SDGT”) under Executive Order 13224. We provided several banking, credit and brokerage products and services to this customer, which had been initiated prior to the customer’s designation. With respect to this customer, we blocked five accounts, a credit card, a brokerage account and an investment services account, and terminated two outstanding loans and access to a safe deposit box. We blocked this customer’s accounts and credit card and continued to do so while he remained designated as an SDGT. The said individual was removed from the SDGT list in April 2023. Revenue and net income generated in connection with the above-described products and services in the year ended March 31, 2023 were negligible relative to our overall revenue and net income.

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

Legal proceedings, including lawsuits, investigations by regulatory authorities and other inspections or audits, could result in judgments, fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, or other adverse effects on our business and financial results. For example, on September 3, 2020, a securities class action lawsuit was filed against the Bank and certain of its current and former directors in the United States District Court for the Eastern District of New York (the “Court”). As amended, the complaint alleged that the Bank, its former managing director, Mr. Aditya Puri, and the present managing director and CEO, Mr. Sashidhar Jagdishan, made materially false and misleading statements regarding certain aspects of the Bank’s business and compliance policies, which the complaint alleged resulted in the Bank’s ADS price declining on July 13, 2020, thereby allegedly causing damage to the Bank’s investors. On June 7, 2023, the Court dismissed the lawsuit with prejudice, whereby the plaintiffs cannot refile the same claim before the Court.

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

We may be subject to claims by third parties both inside and outside India, if we breach their intellectual property rights by using slogans, names, designs, software or other such rights, which are of a similar nature to the intellectual property these third parties may have registered. Any legal proceedings which result in a finding that we have breached third parties’ intellectual property rights, or any settlements concerning such claims, may result in interim or final injunctions, require us to provide financial compensation to such third parties or make changes to our marketing strategies or to the brand names of our products, which may have a materially adverse effect on our business prospects, reputation, results of operations and financial condition. In addition, litigation (even where successful) results in an intensive use of resources and management time leading to potential disruption.

Technology Risks

We face cyber threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results.

The Bank offers internet banking services to its customers. The internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards online, requesting account statements, requesting check books etc. The Bank is therefore exposed to various cyber threats related to these services or to other sensitive information, including (i) phishing and trojans targeting our customers (ii) hacking, whereby attackers may hack the Bank’s website with the primary intention of causing reputational damage by disrupting services (iii) data theft whereby cyber criminals attempt to intrude the Bank’s network with the intention of stealing data or information or to extort money and (iv) data leakage, whereby sensitive internal data or customer information is inappropriately disclosed by parties entitled to access it. For instance, in March 2023, there was a data breach at a third-party service provider, who processes some customers’ and potential customers’ information for one of our subsidiaries.

As a result of this breach, personal data, including phone numbers, email addresses and physical addresses of such customers, were posted on the dark web, following which immediate steps have been taken by our subsidiary to secure the third-party service provider’s system to prevent any further unauthorized access. While the sophistication of cyber incidents continues to evolve and the Bank continues to enhance its protective measures, investigate and remediate any vulnerability due to cyber incidents, any such cyber incident could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.

The financial services industry, including the Bank, is particularly at risk because of the use of and reliance on digital banking and other digital services, including mobile banking products, such as mobile payments and other web-and cloud-based products and applications and the development of additional remote connectivity solutions, which increase cyber security risks and exposure. We help protect our customers and organization by investing in our cybersecurity capabilities, helping us to execute our business priorities and grow safely. While we focus on controls to prevent, detect and mitigate the impacts of persistent and increasingly advanced cyber threats, we will likely be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents as the sophistication of cyber incidents continues to evolve. In addition, cyber incidents may remain undetected for an extended period. If, as a result of such cyber incident, our information technology systems were to fail and we were unable to recover in a timely way, we may be unable to fulfil critical business functions, which could damage our reputation and have a material adverse effect on our business, financial condition, and results of operations.

There is also the risk of our customers incorrectly blaming us and terminating their accounts with us for a cyber incident which might have occurred on their own system or with that of an unrelated third party. Any cyber security breach could also subject us to additional regulatory scrutiny and expose us to civil litigation and related financial liability.

A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition.

Our ability to operate and remain competitive depends in part on our ability to maintain and upgrade our information technology systems and infrastructure on a timely and cost-effective basis, including our ability to process a large number of transactions on a daily basis. Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Our financial, accounting or other data processing systems and management information systems or our corporate website may fail to operate adequately or become disabled as a result of events that may be beyond our control or may be vulnerable to unauthorized access, computer viruses or other attacks. See “—We face cyber threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results.”

In the recent past, we have experienced outages in our internet banking, mobile banking and payment utilities, including an outage in our internet banking and payment system in November 2020 due to a power failure in the primary data center. In response to these outages, the RBI issued an order on December 2, 2020, (the “December 2020 Order”), advising us to temporarily stop (a) all launches of the digital business-generating activities under our planned Digital 2.0 program and other proposed business-generating IT applications and (b) the sourcing of new credit card customers. In addition, the RBI appointed a third-party auditor to conduct an audit of the Bank’s systems. After completion of that audit, our progress against regulatory commitments has resulted in the partial lifting of the restrictions imposed by the December 2020 Order in August 2021, followed by the full removal of the embargo on the Digital 2.0 program in March 2022.

Furthermore, the information available to, and received by, our management through its existing systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in our operations. If any of these systems are disabled or if there are other shortcomings or failures in our internal processes or systems, including further outages in our digital business in the future, it may disrupt our business or impact our operational efficiencies, and render us liable to regulatory intervention or damage to its reputation. The occurrence of any such events may adversely affect our business, results of operations and financial condition.

Risks Relating to India

Any adverse change in India’s credit rating, or the credit rating of any country in which our foreign banking outlets are located, by an international rating agency could adversely affect our business and profitability.

While the Bank is rated BBB- by Standard & Poor’s (“S&P”), Moody’s downgraded the Bank’s rating to Baa3 from Baa2, in line with the downgrade in India’s sovereign rating in fiscal year 2021. However, the outlook for HDFC Bank was revised by Moody’s in October 2021, to Stable from Negative - in line with the change in the sovereign outlook for India. International rating agencies have pegged the ratings of all Indian banks at the sovereign rating (that is, BBB- by S&P and Baa3 by Moody’s). However, domestically the Bank is rated AAA by CRISIL, CARE, ICRA and India Ratings (the Indian arm of Fitch Ratings), which are the highest credit ratings assigned on the domestic scale.

A significant deterioration in the Bank’s existing financial strength and business position may pose a rating downgrade risk. The Bank’s rating may also be revised when the rating agencies undertake changes to their rating methodologies. For instance, in April 2015, Moody’s revised its Bank rating methodology and the assessment of government support to banks, following which the ratings of several banks globally, including Indian banks, were revised. Following this methodology change, the Bank’s rating was revised to Baa3 from Baa2 so as to cap it at the Indian sovereign rating at that time.

In addition, the rating of our foreign banking outlets may be impacted by the sovereign rating of the country in which those banking outlets are located, particularly if the sovereign rating is below India’s rating. Pursuant to applicable rating criteria published by S&P, the rating of any bond issued in a jurisdiction is capped by the host country rating. Accordingly, any revision to the sovereign rating of the countries in which our banking outlets are located to below India’s rating could impact the rating of our foreign banking outlets and any securities issued by those banking outlets. For example, in fiscal year 2016, declining oil prices caused the credit ratings of many oil exporting countries to be downgraded and we had outstanding bonds issued by a branch in such a country which were negatively affected by such downgrade.

Going forward, the risk of a sovereign rating downgrade remains low at present and is likely to remain stable, given India’s underlying growth potential is fundamentally strong, which is expected to support banks’ credit growth and asset quality but it is likely that the sovereign rating outlook may be revised down, given the slowdown in economic growth and high government debt. No assurance can be given that a further sovereign rating downgrade will not occur. However, any further downgrade in India’s credit rating, or the credit rating of any country in which our foreign banking outlets are located by international rating agencies may adversely impact our business financial position and liquidity, limit our access to capital markets, and increase our cost of borrowing.

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

As of July 1, 2017, Goods and Services Tax (“GST”) replaced most indirect taxes levied by the central government and state governments, providing a unified tax regime in respect of goods and services for all of India.

There continue to be some challenges to the implementation of GST which include variations in the tax rate, legal challenges, certain reconciliation issues and input tax credit issues. The GST law continues to evolve and the authorities have addressed public concerns by issuing a series of notifications, clarifications, press releases and FAQs to resolve a wide range of issues. We expect challenges to certain aspects of the GST law to continue until the remaining issues are settled. Any such changes and the related uncertainties with respect to GST may have a material adverse effect on our business, financial condition and results of operations.

The General Anti-Avoidance Rules (“GAAR”) have come into effect from April 1, 2017. The tax consequences of the GAAR being applied to an arrangement could result in denial of tax benefits, amongst other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR are made applicable to us, it may have an adverse tax impact on the Bank.

The Finance Act 2018 withdrew an exemption previously granted in respect of payments of long-term capital gains tax and, as a result, such tax became payable by the investors from April 1, 2018. We cannot predict whether any tax laws or regulations impacting our products will be enacted, what the nature and impact of the specific terms of any such laws or regulations will be or whether, if at all, any laws or regulations would have a material adverse effect on our business, financial condition and results of operations.

Any volatility in the exchange rate may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.

Capital flows increased substantially in recent years, reflecting a reassessment of investor expectations about future domestic growth prospects following the election of a pro-reform government in India in 2019. The rise in oil prices over the last few years has led to an increased current account deficit, which as a percentage of GDP was 2.1 percent in fiscal year 2019. The current account deficit narrowed to 0.9 percent in fiscal year 2020 as a result of an upturn in remittances and an improvement in the trade balance. In fiscal year 2021, due to the COVID-19 pandemic’s impact on global demand, exports declined by 7.5 percent compared to the prior year. However, due to an improvement in the balance for trade in goods and services later in the year, India recorded a rare current account surplus of 0.9 percent of GDP. For fiscal year 2022, India’s current account deficit stood at 1.2 percent of GDP and, for fiscal year 2023, it is estimated at 1.8 percent. For fiscal year 2024, we estimate India’s current account deficit to narrow to 1.3 percent of GDP, primarily due to a decline in import growth. Moderating domestic demand and weak commodity prices are likely to reduce India’s import bill in fiscal year 2024.

In fiscal year 2019, the rupee depreciated by 6.3 percent against the U.S. dollar as a result of rising oil prices, a slowdown in global trade volumes and a general risk aversion towards emerging market currencies (as a result of tariffs and trade war risks). The rupee depreciated further by 8.0 percent in fiscal year 2020, mainly due to investor risk aversion amid weak global demand, weak domestic growth and foreign investment outflows. In fiscal year 2020, the rupee ranged between a high of Rs. 76.37 per US$ 1.00 and a low of Rs. 68.40 per US$ 1.00. The rupee appreciated by 2.8 percent in fiscal year 2021, supported by a weakened U.S. dollar and robust foreign capital inflows. In fiscal year 2021, the rupee traded in the range of 75.08-73.14 per US$ 1.00. With foreign capital outflows and geo-political risks, the rupee depreciated by 3.8 percent against the U.S. dollar in fiscal year 2022. In fiscal year 2023, the rupee depreciated by 8.1 percent to 82.165, due to a strong U.S. dollar and foreign portfolio outflows.

The U.S. dollar is expected to moderate going forward with monetary tightening expected to come to an end in the United States. However, currency markets could continue to face volatility if monetary tightening continues for longer than anticipated, recessionary fears rise for major economies and with the re-emergence of regional banking instability in the United States. The RBI could, in order to reduce extreme volatility, continue to intervene in the foreign exchange market and keep the rupee range bound against the U.S. dollar which could weigh on India’s foreign exchange reserves and liquidity.

Over the medium term, global recession risk, ongoing geo-political tensions between Russia and Ukraine as well as between China and Taiwan may lead to a shift of global fund flows from emerging markets to developed markets. Additionally, removal of global liquidity could reduce attractiveness of emerging market assets. In the domestic market, it remains a possibility that the RBI will intervene in the foreign exchange markets to remove excess volatility in the exchange rate in the event of potential shocks, such as a rise in protectionist tendencies creating panic in emerging market economies or excess financial market volatility. Any such intervention by the RBI may result in a decline in India’s foreign exchange reserves and, subsequently, reduce the amount of liquidity in the domestic financial system, which could, in turn, cause domestic interest rates to rise.

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

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments as producers, consumers and regulators remain significant factors in the Indian economy. The election of a pro-business majority government in May 2019 marked a distinct increase in expectations for policy and economic reforms among certain sectors of the Indian economy. There can be no assurance that the Government’s reforms will work as intended or that any such reforms would continue or succeed if there were a change in the current majority leadership in the Government or if a different government were elected in the future. Any future government may reverse some or all of the policy changes introduced by the current Government and may introduce reforms or policies that adversely affect the Bank. The speed of economic liberalization is subject to change and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in the Bank’s securities continue to evolve. Other major reforms that have been implemented are a goods and services tax and the demonetization of certain banknotes. Any significant change in India’s economic liberalization plans, deregulation policies or other major economic reforms could adversely affect business and economic conditions in India generally and therefore adversely affect the Bank’s business, results of operation and financial condition. In this regard, the outcome of the state elections during fiscal year 2024 as well as the results of the 2024 general elections need to be closely observed.

Terrorist attacks, civil unrest and other acts of violence or war involving India and other countries would negatively affect the Indian market where our shares trade and lead to a loss of confidence and impair travel, which could reduce our customers’ appetite for our products and services.

Terrorist attacks, such as those in Mumbai in November 2008 and in Pulwama in February 2019, and other acts of violence or war may negatively affect the Indian markets on which our equity shares trade and adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and, as a result, ultimately adversely affect our business. In addition, any deterioration in relations between India and Pakistan or between India and China might result in investor concerns about stability in the region, which could adversely affect the price of our equity shares and ADSs.

India has also witnessed civil disturbances in recent years and future civil unrest as well as other adverse social, economic and political events in India could have an adverse impact on us. In addition, such incidents create a greater perception that investments in Indian companies involve a higher degree of risk, which could have an adverse impact on our business and the price of our equity shares and ADSs.

Natural calamities, including those exacerbated by climate change, and public health epidemics could adversely affect the Indian economy or the economies of other countries where we operate which, in turn, could negatively impact our business and the price of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine the size and duration of their impact on the Indian economy. In particular, the agricultural sector, which constituted approximately 15.6 percent of India’s Gross Value Added (GVA) in fiscal year 2022 and 15.1 percent in fiscal year 2023 (in each case, in constant/real price terms), is particularly sensitive to certain climatic and weather conditions, such as the amount and timing of monsoon rainfall. Prolonged spells of below or above normal rainfall or other natural calamities, including those believed to be exacerbated by global or regional climate change, could adversely affect the Indian economy and, in turn, negatively impact our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in changes to weather patterns and the frequency of severe weather like droughts, floods and cyclones, which could affect the local economies in the countries where we operate and negatively impact our operations in those countries.

Public health epidemics could also disrupt our business. In 2020, the COVID-19 outbreak was declared a pandemic by the WHO and the virus adversely affected business prospects in fiscal year 2021, and restrictions related to the second COVID-19 wave and emergence of the Omicron variant posed additional challenges to business operations, such as weekend restrictions, travel restrictions and social distancing. Although most such restrictions have been eased, in the event of another wave of COVID-19 or another contagious disease, economic growth may slow down more than expected. This could in turn adversely affect our business and the price of our equity shares and ADSs.

Pandemics or similar public health crises may have a material adverse effect on our business, financial condition and results of operations.

Public health crises such as the COVID-19 pandemic or similar outbreaks have, and may continue to, adversely impact our business. In 2020, the COVID-19 outbreak was declared a pandemic by the WHO and led to the implementation of various responses, including government-imposed quarantines, travel restrictions, “stay-at-home” orders and similar mandates for many individuals to substantially restrict daily activities and for many businesses to curtail or cease normal operations. India, our main place of business, was in the group of countries most affected by the COVID-19 pandemic.

To reduce the impact of the COVID-19 pandemic on Indian borrowers and the banking system, the RBI introduced various relief measures such as (i) providing a regulatory moratorium for the repayment of loans, (ii) allowing restructuring of certain loans and (iii) providing guidelines in relation to the classification of borrowing accounts, to which the relief measures introduced by the RBI are available.

The adverse impacts we had due to COVID-19 or future contagious diseases or global health pandemics include, but are not limited to:

•	infections and quarantining of our employees;

•	our customers or service providers experiencing financial distress, filing for bankruptcy protection or insolvency, going out of business, or suffering disruptions in their businesses;

•	increased risk of impairments as a result of the effects of the pandemic on our profitability;

•

liquidity challenges, including the inability to refinance debt or obtain additional financing on commercially reasonable terms, if at all, exhaustion of borrowing capacity and the need to implement liquidity preservation measures, as well as impacts related to delayed customer payments and payment defaults associated with customer liquidity issues and bankruptcies.

•	structural shifts in the global economy as a result of changes in the way people work, travel and interact, or in connection with a global recession or depression; and

•	cyber security issues, as digital technologies may become more vulnerable and experience a higher rate of cyber-attacks in the current environment of remote connectivity due to stay-at-home orders.

The COVID-19 pandemic has had significant impacts on the financial markets. The associated principal risks to us as a result of this volatility in the financial markets include weaker currencies and the liquidity risk associated with potential increases in borrowing costs and the availability of debt financing. The economic impact of any future contagious diseases will depend on the continuing spread of the outbreak and the responses of the authorities and the global community. Although the Bank has taken various measures to address the impacts of COVID-19, we can give no assurance that these or other measures implemented in the future will be sufficient. The extent to which pandemics or similar public health crises may impact our business, financial condition and results of operations, as well as our regulatory capital and liquidity ratios, will depend on future developments, including the duration, spread and intensity of the outbreak and other variants and the government measures implemented in response, or whether widespread shutdowns return, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. To the extent the any future pandemic adversely affects our business, prospects, financial condition and results of operations, it may also have the effect of heightening other risks described other risks described in this “Risk Factors” section

Investors may have difficulty enforcing foreign judgments in India against the Bank or its management.

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

In addition, India is not a party to any multilateral international treaty in relation to the recognition or enforcement of foreign judgments. Recognition and enforcement of foreign judgments is provided for under Section 13 and Section 44A of the Indian Code of Civil Procedure, 1908 (the “Civil Procedure Code”). Section 44A of the Civil Procedure Code provides that where a foreign judgment has been rendered by a superior court in any country or territory outside India that the Government has, by notification, declared to be a reciprocating territory, that judgment may be enforced in India by proceedings in execution as if it had been rendered by the relevant court in India. However, Section 44A of the Civil Procedure Code is applicable only to monetary decrees other than those in the nature of any amounts payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty and is not applicable to arbitration awards, even if such awards are enforceable as a decree or judgment. Furthermore, the execution of a foreign decree under Section 44A of the Civil Procedure Code is also subject to the exception under Section 13 of the Civil Procedure Code, as discussed below.

The United States has not been declared by the Government to be a reciprocating territory for the purposes of Section 44A of the Civil Procedure Code. However, the United Kingdom has been declared by the Government to be a reciprocating territory and the High Courts in England as the relevant superior courts. A judgment of a court in a jurisdiction which is not a reciprocating territory, such as the United States, may be enforced only by a new suit upon the judgment and not by proceedings in execution. Section 13 of the Civil Procedure Code provides that a foreign judgment shall be conclusive as to any matter thereby directly adjudicated upon except: (i) where it has not been pronounced by a court of competent jurisdiction; (ii) where it has not been given on the merits of the case; (iii) where it appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where it has been obtained by fraud; or (vi) where it sustains a claim founded on a breach of any law in force in India. A foreign judgment which is conclusive under Section 13 of the Civil Procedure Code may be enforced either by a new suit upon judgment or by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to repatriate outside India any amount recovered pursuant to such execution. Any judgment in a foreign currency would be converted into Indian rupees on the date of the judgment and not on the date of the payment. The Bank cannot predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to considerable delays.

Risks Relating to the ADSs and Equity Shares

Historically, our ADSs have traded at a premium to the trading prices of our underlying equity shares, a situation which may not continue

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

Investors in ADSs will have no voting rights, unlike holders of equity shares. Under the deposit agreement, the depositary will abstain from voting the equity shares represented by the ADSs. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote (subject to Indian restrictions on foreign ownership) the equity shares you obtain upon withdrawal. However, this withdrawal process may be subject to delays and additional costs and you may not be able to redeposit the equity shares. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities” and “Description of American Depositary Shares—Voting Rights.”

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

The Indian securities markets are smaller and comparatively more volatile than securities markets in more developed economies. In the past the Indian stock exchanges have experienced substantial fluctuations in the prices of listed securities. The Indian stock market has primarily domestic companies listed on its exchanges. Currently, prices of securities listed on Indian exchanges are displaying no firm trends linked, among other factors, to the uncertainty in the global markets and the rising inflationary and interest rate pressures domestically. Any negative incremental macroeconomic trends could impact the markets significantly. The governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Future fluctuations or trading restrictions could have a material adverse effect on the price of our equity shares and ADSs.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

The equity shares represented by our ADSs are listed on the NSE and the BSE. Settlement on these stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on these stock exchanges in a timely manner.

You may be subject to Indian taxes arising out of capital gains.

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India, are subject to Indian capital gains tax. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in ADSs. See also “Taxation.”

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

We are exposed to the risks of the Indian financial system by being a part of that system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. Such “systemic risk” may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Our transactions with these financial institutions expose us to various risks in the event of default by a counterparty, which can be exacerbated during periods of market illiquidity.

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

HDFC Limited and its subsidiaries hold a significant portion of our equity, and are entitled to certain rights to appoint directors to our Board. While we are professionally managed and overseen by an independent board of directors, HDFC Limited, as a shareholder, can vote that could directly or indirectly favor the interests of HDFC Limited over our interests. See “—HDFC Limited holds a significant percentage of our share capital and can exercise influence over board decisions that could directly or indirectly favor the interests of HDFC Limited over our interests. We may face conflicts of interest relating to HDFC Limited, promoter and principal shareholder, which could cause us to forgo business opportunities and consequently have an adverse effect on our financial performance.” HDFC Limited’s concentration of ownership may adversely affect the trading price of our equity shares to the extent investors perceive a disadvantage in owning stock of a company with a significant shareholder. See “Business—Proposed Transaction.”

Investors may be subject to Indian taxes arising out of capital gains on the sale of equity shares.

Under current Indian tax laws and regulations, capital gains arising from the sale of shares in an Indian company are generally taxable in India. Until March 31, 2018, any gain realized on the sale of listed equity shares on a stock exchange held for more than 12 months was not subject to capital gains tax in India if securities transaction tax (“STT”) was paid on the transaction. STT is levied on and collected by a domestic stock exchange on which the equity shares are sold. However, with the enactment of the Finance Act , the exemption previously granted in respect of payment of long-term capital gains tax has been withdrawn and, with effect from April 1, 2018, such taxes are now payable by the investors. Further, any gain realized on the sale of listed equity shares held for a period of 12 months or less will be subject to short-term capital gains tax in India. Capital gains arising from the sale of equity shares will be exempt from taxation in India in cases where the exemption from taxation in India is provided under a treaty between India and the country of which the seller is resident.

Indian tax treaties, for example with the United States and the United Kingdom, do not limit India’s ability to impose tax on capital gains. The treaties provide that except as provided in case of taxation of shipping and air transport provisions, each contracting state may tax capital gains in accordance with the provisions of domestic law. As a result, residents of other countries may be liable for tax in India as well as in their own jurisdiction on a gain upon the sale of equity shares. However, credit for the same may be available in accordance with the provisions of the respective treaty and in accordance with the provisions under domestic law, if applicable.

Future issuances or sales of equity shares and ADSs could significantly affect the trading price of our equity shares and ADSs.

The future issuance of shares by us or the disposal of shares by any of our major shareholders, or the perception that such issuance or sales may occur, may significantly affect the trading price of our equity shares and ADSs. There can be no assurance that we will not issue further shares or that any of our major shareholders will not dispose of, pledge or otherwise encumber its shares.

U.S. securities laws do not require us to disclose as much information to investors as a U.S. issuer is required to disclose, and investors may receive less information about the Bank than they might otherwise receive from a comparable U.S. bank.

We are subject to the periodic reporting requirements of the SEC and NYSE that apply to “foreign private issuers.” While we make periodic frequent and prompt disclosure required under Indian securities laws, the periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of U.S. issuers. Accordingly, there may be less publicly available information concerning the Bank than there is for U.S. public companies. In addition, the Bank is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, investors may also receive less timely financial reports under these rules, than they otherwise might receive from a comparable U.S. company. This may have an adverse impact on investors’ ability to make decisions about their investment in the Bank.

Foreign Account Tax Compliance Act withholding may affect payments on our equity shares and ADSs.

Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act), impose (a) certain reporting and due diligence requirements on foreign financial institutions (“FFIs”) and (b) potentially require such FFIs to deduct a 30 percent withholding tax from (i) certain payments from sources within the United States and (ii) “foreign pass through payments” (which are not yet defined in current guidance) made to certain FFIs that do not comply with such reporting, and due diligence requirements or certain other payees that do not provide required information. We, as well as relevant intermediaries such as custodians and depositary participants, are classified as FFIs for these purposes. The United States has entered into a number of intergovernmental agreements (“IGAs”) with other jurisdictions which may modify the operation of this withholding. India has entered into a Model 1 IGA with the United States for giving effect to FATCA, and Indian FFIs, including us, are generally required to comply with FATCA based on the terms of the IGA and relevant rules made pursuant thereto.

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

As of March 31, 2023, there were 2,290,092 holders of record of our equity shares, including the shares underlying ADSs, of which 2,978 had registered addresses in the United States and held an aggregate of 7,533,402 equity shares representing 0.13 percent of our shareholders. In our records, only the depositary, JPMorgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying the ADSs.

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

These distributions and payments are required to be deposited into a separate bank account within five days of the declaration of such dividend and paid to shareholders within 30 days of the annual general meeting where the resolution for declaration of dividends is approved.

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

Bonus shares can only be issued if the company has not defaulted in payments of the employees, such as contribution to provident fund, gratuity and bonus statutory dues or principal/interest payments on fixed deposits or debt securities issued by it. Bonus shares must not be issued in lieu of dividend. Further, listed companies are also required to follow the Securities and Exchange Board of India (“SEBI”) (Issue of Capital and Disclosure Requirements) Regulations, 2018 (the “SEBI ICDR Regulations”) for issuance of bonus shares.

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

General Meetings of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within five months after the end of each fiscal year. We may convene an extraordinary general meeting when necessary or at the request of the shareholders holding on the date of the request at least 10 percent of our paid-up capital. A general meeting is generally convened by our company secretary in accordance with a resolution of the Board of Directors. Written notice or notice via email or other permitted electronic means stating the agenda of the meeting must be given at least 21 clear days prior to the date set for the general meeting to the shareholders whose names are in the register at the record date. Shorter notice is permitted if consent is received from 95 percent of the members entitled to vote. Those shareholders who are not registered at the record date do not receive notice of this meeting and are not entitled to attend or vote at this meeting. The annual general meeting is held in Mumbai, the city in which our registered office is located. General meetings other than the annual general meeting may be held at any location if so determined by a resolution of our Board of Directors. In accordance with the General Circulars No. 20/2020 dated May 5, 2020 and No. 02/2022 dated May 5, 2022, issued by the Ministry of Corporate Affairs, and in accordance with Circular No. SEBI/HO/CFD/PoD-2/P/CIR/2023/4 dated May 13, 2022, issued by the SEBI, which provide for relaxations to the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (collectively the “Applicable Circulars”), the Bank’s Annual General Meeting (“AGM”) in fiscal year 2022 was held remotely on July 16, 2022, using video conferencing (“VC”) and other audio-visual technology (“OAVM”).

On November 25, 2022, the Bank held an extraordinary general meeting, in accordance with the order of the NCLT, dated October 14, 2022, through two-way VC, in compliance with the applicable provisions of the Companies Act 2013 and Circulars issued by the Ministry of Corporate Affairs.

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

Unless the Articles of Association provide for a larger number, the quorum for a general meeting is: (a) five members present (in person or by proxy) if the number of members as of the date of the meeting is not more than one thousand; (b) 15 members present (in person or by proxy) if the number of members as of the date of the meeting is more than one thousand but not more than five thousand; and (c) thirty members present (in person or by proxy) if the number of members as of the date of the meeting exceeds five thousand. Generally, resolutions may be passed by simple majority of the shareholders present and voting at any general meeting. However, resolutions such as an amendment to the organizational documents, commencement of a new line of business, an issue of additional equity shares (which is not a preemptive issue) and reductions of share capital, require that the votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution. As provided in our Articles of Association, a shareholder may exercise his voting rights by proxy to be given in the form prescribed by us. This proxy, however, is required to be lodged with us at least 48 hours before the time of the relevant meeting. Since the AGM on July 16, 2022 was held in accordance with the Applicable Circulars through VC and OAVM, physical attendance by shareholders had been dispensed and, accordingly, the facility to appoint proxies by shareholders was not available for this AGM. A shareholder may, by a single power of attorney, grant general power of representation covering several general meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at all general meetings. The Companies Act also provides for the passing of resolutions in relation to certain matters specified by the Government of India, by means of a postal ballot. A notice to all the shareholders must be sent along with a draft resolution explaining the reasons therefor and requesting the shareholders to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of dispatch of the notice. Shareholders may exercise their right to vote at general meetings, through postal ballot by sending their votes through the postal arrangements or through electronic means (e-voting), for which separate facilities are provided to the shareholders.

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

For the purpose of determining equity shares entitled to annual dividends, a record date is fixed prior to the annual general meeting. The Companies Act and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 permit us, pursuant to a resolution of our Board of Directors and upon at least seven days’ advance notice to the stock exchanges, to set the record date in order for us to determine which shareholders are entitled to certain rights pertaining to their equity shares.

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

Our equity shares are freely transferable, subject to the provisions of the Companies Act under which, if a transfer of equity shares contravenes the provisions of Securities Contracts (Regulation) Act 1956, the Securities and Exchange Board of India Act, 1992 or the regulations issued under it or any other law in force at the time, the National Company Law Tribunal may, on application made by us, a depositary incorporated in India, an investor, the SEBI or certain other parties, direct a rectification of the register of records. It was a condition of our listing that we transfer equity shares and deliver share certificates duly endorsed for the transfer within 15 days of the date of lodgment of transfer. If a company without sufficient cause refuses to register a transfer of equity shares within 30 days from the date on which the instrument of transfer is delivered to the company, the transferee may appeal to the National Company Law Tribunal seeking to register the transfer of equity shares. The National Company Law Tribunal may, in its discretion, issue an interim order suspending the voting rights attached to the relevant equity shares before completing its investigation of the alleged contravention. However, effective from and on April 1, 2019, the SEBI decided that except in cases of transmission or transposition of securities, requests for effecting the transfer of securities shall not be processed unless the securities are held in dematerialized form with a depositary. Our Articles of Association provide for certain restrictions on the transfer of equity shares, including granting power to the Board of Directors in certain circumstances, to refuse to register or acknowledge transfer of equity shares or other securities issued by us. Furthermore, the RBI requires us to obtain its approval before registering a transfer of equity shares in favor of a person which together with equity shares already held by him represent more than five percent of our share capital.

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

Because the depositary’s nominee will actually be the registered owner and record holder of the shares, investors must rely on the depositary to exercise the rights of a shareholder on their behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law. Neither the depositary nor the custodian or any of their respective nominees are deemed to be the beneficial owner of the shares.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to investors. For more complete information, investors should read the entire deposit agreement and the form of ADR, which contains the terms of the ADSs. Investors can read a copy of the second amended and restated deposit agreement, which was filed as an exhibit to the registration statement on Form F-6 on November 9, 2022. Investors may also obtain a copy of the amended and restated deposit agreement at the Securities and Exchange Commission Office, Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

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

Shares

In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. The depositary will sell any shares that would result in fractional ADSs and distribute the net proceeds to the ADR holders entitled to them.

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

We cannot assure investors that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, or that any of such transactions can be completed within a specified time period. All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth in the “Disclosures” section available at https://www.adr.com/Investors/FindOutAboutDRs (or a successor page), the location and contents of which the depositary shall be solely responsible for.

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

When an investor turns in his ADR certificate at the depositary’s office, or provides proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares. Delivery of deposited securities in certificated form will be made at the custodian’s office or, at the investor’s risk and expense, the depositary may deliver such deposited securities at such other place as may be requested by the investor. A stamp duty will be payable by the relevant ADR holder in respect of any withdrawal of shares, unless the shares are held in dematerialized form. Any subsequent transfer by the holder of the shares after withdrawal will require the approval of the RBI, which approval must be obtained by the purchaser and us under the provisions of the Foreign Exchange Management Regulation Act, 1999 unless the transfer is on a stock exchange or in connection with an offer under the Indian takeover regulations.

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

Voting Rights

Investors who hold ADRs have no voting rights with respect to the deposited equity shares. The depositary will abstain from exercising the voting rights of the deposited equity shares. The RBI examined the matter relating to the exercise of voting rights by the depositary and issued a circular dated February 5, 2007, pursuant to which the Bank furnished to the RBI a copy of its agreement with the depositary. We have given an undertaking to the RBI stating that we will not recognize voting by the depositary if the vote given by the depositary is in contravention of its agreement with us and that we or the depositary will not bring about any change in our depositary agreement without the prior approval of the RBI.

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

Fees and Charges for Holders of American Depositary Shares

The depositary collects the following fees, charges and expenses from holders of ADRs or intermediaries acting on their behalf:

Category		Depositary actions	Associated fee
(a)	Issuing ADSs	Issuing ADSs upon deposits of shares, issuances in respect of share distributions, rights and other distributions, stock dividends, stock splits, mergers, exchanges of securities or any other transaction or event or other distribution affecting the ADSs or the deposited securities.	US$ 5.00 for each 100 ADSs (or portion thereof) issued or delivered.

(b)	Distributing dividends	Distribution of cash.	US$ 0.05 or less per ADS.

(c)	Distributing or selling securities	Distribution to ADR holders of securities received by the depositary or net proceeds from the sale of such securities.	US$ 5.00 for each 100 ADSs (or portion thereof), the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities.

(d)	Cancellation or reduction of ADSs	Acceptance of ADSs surrendered for withdrawal of deposited shares, or the cancellation or reduction of ADSs for any other reason.	US$ 5.00 for each 100 ADSs (or portion thereof) reduced, canceled or surrendered (as the case may be).

(e)	General depositary services	Services performed by the depositary in administering the ADRs.	US$ 0.05 or less per ADS per calendar year (or portion thereof).

(f)	Other	Fees, charges and expenses incurred on behalf of holders in connection with:	An amount for the reimbursement of such fees, charges and expenses incurred by the depositary and/or any of its agents.

• compliance with foreign exchange control regulations or any law or regulation relating to foreign investment;

• the servicing of shares or other deposited securities;

• the sale of securities;

• the delivery of deposited securities;

• the depositary’s or its custodian’s compliance with applicable laws, rules or regulations;

• stock transfer or other taxes and other governmental charges;

• cancellation requests (including through SWIFT, telex and facsimile transmission) and any applicable delivery expenses;

• transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; or

• the fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage its foreign exchange desk or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars.

As provided in the second amended and restated deposit agreement, the depositary may collect its fees for making cash and other distributions to holders by deducting fees from distributable amounts or by selling a portion of the distributable property. The depositary may generally refuse to provide services until its fees for those services are paid.

Fees Paid by the Depositary to Us

Direct and Indirect Payments

The depositary has agreed to contribute certain reasonable direct and indirect expenses related to our ADS program incurred by us in connection with the program. Under certain circumstances, we may be required to repay to the depositary amounts contributed by them.

The table below sets forth the contribution received by us from the depositary towards our direct and indirect expenses during fiscal year 2023.

Category	Contribution received
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$ 9,406,306.81 (approximately Rs. 773.1 million)

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution, and by holding, owning, or having held or owned, this ADR or any ADSs evidenced thereby, the holder and all beneficial owners, and all prior holders and beneficial owners, jointly and severally, agree to indemnify, defend and hold harmless each of the depositary and its agents in respect of such tax or other governmental charge. If an ADR holder owes any tax or other governmental charge, the depositary may:

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

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADSs without the consent of ADR holders for any reason. ADR holders must be given at least 30 days’ notice of any amendment that imposes or increases any fees, charges or expenses on a per ADS basis (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, a transaction fee per cancellation request (including through SWIFT, telex or facsimile transmission), applicable delivery expenses or other such fees, charges or expenses), or prejudices any substantial existing right of ADR holders or beneficial owners of ADSs. If an ADR holder or a beneficial owner of ADSs, continues to hold an ADR or ADRs, or beneficially own ADSs, respectively, after being notified of these changes, the ADR holder or the beneficial owner of ADSs, is deemed to agree to, and be bound by, such amendment. Notwithstanding the foregoing, an amendment can become effective before notice is given if this is necessary to ensure compliance with a new law, rule or regulation.

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

In addition, the depositary may terminate the deposit agreement without prior notice to us, but subject to giving 30 days’ notice to the ADR holders, under the following circumstances: (i) in the event of the Bank’s bankruptcy or insolvency; (ii) if the Bank effects (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities; or (iii) in case of certain transactions as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities. The depositary may also terminate, immediately without prior notice to us, any ADR holder or any other person (i) if so required by any law, rule or regulation or any governmental authority or body, or (ii) if the depositary would be subject to liability, in each case as determined by the depositary in its reasonable discretion.

Limitations on Obligations and Liability to ADR Holders

The deposit agreement expressly limits the obligations and liability of the depositary, us and each of our or their respective directors, officers, employees, agents and affiliates. Neither we nor the depositary nor any such director, officer, employee, agent or affiliate will be liable (including, without limitation, to holders or beneficial owners of ADSs):

•

if any present or future law, rule, regulation, fiat, order or decree of the Republic of India, the United States or any other country or jurisdiction, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or regulation governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism, epidemic, pandemic, nationalization expropriation, currency restrictions, extraordinary market conditions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, cyber, ransomware or malware attack, computer failure or circumstance beyond its direct and immediate control shall prevent or delay, or shall cause it to be subject to any civil or criminal penalty in connection with any act which the deposit agreement or the ADRs provide shall be done or performed by it;

•

by reason of any non-performance or delay in the performance of any act or things which by the terms of the deposit agreement shall or may be done or performed or any exercise, or failure to exercise, any discretion under the deposit agreement or the ADR;

•

if it performs its obligations under the deposit agreement without gross negligence or willful misconduct (and the depositary shall not be a fiduciary or have any fiduciary duty to holders or beneficial owners of ADSs);

•	if it relies upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties; or

•

if it takes any action or inaction in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities, the ADSs or the ADRs, which, in our opinion, may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as we require.

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

While the depositary may use third-party delivery services and providers of information and use local agents to provide certain services, the depositary will not be responsible for any errors or omissions made by them in providing the relevant information or services.

Disclosure of Interest in ADSs

From time to time, we may request ADR holders and beneficial owners of ADSs to provide information as to:

•	the capacity in which they own or owned ADSs;

•	the identity of any other persons then or previously interested in such ADSs; and

•	the nature of such interest and various other matters.

Investors in, including beneficial owners of, ADSs agree to provide any information requested by us or the depositary pursuant to the deposit agreement. The depositary has agreed to use reasonable efforts, without risk, liability or expense on the part of the depositary, to comply with written instructions received from us requesting that it forward any such requests to investors in ADSs and other holders and beneficial owners and to forward to us any responses to such requests to the extent permitted by applicable law.

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

Requirements for Depositary Actions

We, the depositary, or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any such ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise), until the following conditions have been met:

-	the holder has paid all taxes, governmental charges and fees and expenses as required in the deposit agreement;

-

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

-	the holder has complied with such regulations as the depositary may establish consistent with the deposit agreement.

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

	Dividend per equity share				Total amount of dividends declared
					(in millions)
Relating to Fiscal Year
2019	Rs.	7.50	US$	0.091	Rs.	40,849.6	US$	497.0
2020*		2.50		0.030		13,664.1		166.3
2021		6.50		0.079		35,833.0		436.0
2022		15.50		0.189		85,955.9		1,045.8
2023**		19.00		0.231		106,015.1		1,289.9

*	i)	A special interim dividend was declared in a meeting of the Board held on July 20, 2019 to commemorate 25 years of HDFC Bank’s operations with the record date fixed as August 2, 2019.
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

**

On April 15, 2023, the Board recommended a dividend of Rs. 19.00 per share of the Bank for the fiscal year ended March 31, 2023 subject to approval of the shareholders at the Annual General Meeting to be held in 2023.

Our dividends are generally declared and paid in the fiscal year following the fiscal year to which they relate. Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within five months of the end of each fiscal year. The shareholders have the right to decrease but not to increase the dividend amount recommended by the Board of Directors. As per the RBI guidelines, the dividend payout (excluding dividend tax) for the fiscal years ended March 31, 2023 cannot exceed 35 percent of the net income of Rs. 441,087.0 million as calculated under Indian GAAP.

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

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth our selected financial and other data. Our selected income statement data for the fiscal years ended March 31, 2021, 2022 and 2023 and the selected balance sheet data as of March 31, 2022 and 2023 are derived from our audited financial statements included in this report.

For the convenience of the reader, the selected financial data as of and for the year ended March 31, 2023 have been translated into U.S. dollars at the rate on such date of Rs. 82.19 per US$1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

One ADS continues to represent three equity shares.

You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table.

	Year ended March 31,
	2021		2022		2023		2023

	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	1,275,967.6	Rs.	1,333,137.0	Rs.	1,689,526.7	US$	20,556.4
Interest expense		592,281.1		584,297.5		775,538.2		9,435.9
Net interest revenue		683,686.5		748,839.5		913,988.5		11,120.5
Provisions for credit losses		154,233.4		126,979.5		74,213.8		903.0
Net interest revenue after provisions for credit losses		529,453.1		621,860.0		839,774.7		10,217.5
Non-interest revenue, net		252,975.7		270,574.2		291,386.5		3,545.1
Net revenue		782,428.8		892,434.2		1,131,161.2		13,762.6
Non-interest expense		342,602.3		373,272.0		468,779.4		5,703.7
Income before income tax expense		439,826.5		519,162.2		662,381.8		8,058.9
Income tax expense		113,820.1		132,559.2		166,117.4		2,021.1
Net income before non-controlling interest		326,006.4		386,603.0		496,264.4		6,037.8
Less: Net income attributable to shareholders of non-controlling interest		29.3		602.6		817.5		9.9
Net income attributable to HDFC Bank Limited	Rs.	325,977.1	Rs.	386,000.4	Rs.	495,446.9	US$	6,027.9
Per equity share data:
Earnings per equity share, basic	Rs.	59.27	Rs.	69.76	Rs.	89.02	US$	1.08
Earnings per equity share, diluted		59.02		69.38		88.68		1.07
Dividends per share		6.50		15.50		19.00		0.23
Book value(1)		391.75		451.69		521.93		6.35
Equity share data:
Equity shares outstanding at end of period		5,512.8		5,545.5		5,579.7		5,579.7
Weighted average equity shares outstanding—basic		5,499.6		5,533.1		5,565.6		5,565.6
Weighted average equity shares outstanding—diluted		5,523.5		5,563.5		5,587.2		5,587.2
ADS data (where one ADS represents three shares):
Earnings per ADS—basic		177.81		209.28		267.06		3.24
Earnings per ADS—diluted		177.06		208.14		266.04		3.21

	As of March 31,
	2021		2022		2023		2023

	(in millions)
Selected balance sheet data:
Cash and due from banks, and restricted cash	Rs.	930,694.7	Rs.	1,122,031.1	Rs.	1,387,395.2	US$	16,880.3
Loans, net of allowance		11,700,189.2		14,036,872.2		17,052,927.9		207,481.8
Investments:
Investments held for trading		99,620.2		53,199.5		135,831.1		1,652.6
Investments available for sale, debt securities		4,275,449.9		4,388,563.1		4,878,844.0		59,360.6
Total		4,375,070.1		4,441,762.6		5,014,675.1		61,013.2
Total assets	Rs.	17,979,782.0	Rs.	21,113,705.5	Rs.	25,755,624.0	US$	313,366.9
Long term debt		1,174,758.2		1,554,333.4		2,054,436.4		24,996.2
Short term borrowings		239,264.1		554,167.6		1,089,897.5		13,260.7
Total deposits		13,337,230.2		15,580,031.9		18,826,635.6		229,062.4
Of which:
Interest-bearing deposits		11,226,467.8		13,197,979.7		16,097,459.3		195,856.7
Non-interest-bearing deposits		2,110,762.4		2,382,052.2		2,729,176.3		33,205.7
Total liabilities		15,816,377.2		18,604,252.1		22,837,786.1		277,865.8
Noncontrolling interest		3,776.4		4,615.0		5,637.2		68.6
HDFC Bank Limited shareholders’ equity		2,159,628.4		2,504,838.4		2,912,200.7		35,432.5
Total liabilities and shareholders’ equity	Rs.	17,979,782.0	Rs.	21,113,705.5	Rs.	25,755,624.0	US$	313,366.9

	Year ended March 31,
	2021		2022		2023		2023

	(in millions)
Period average(2)
Interest-earning assets	Rs.	15,385,116.2	Rs.	17,476,144.8	Rs.	20,852,505.1	US$	253,711.0
Loans, net of allowance		10,589,490.6		12,175,749.9		15,037,546.2		182,960.8
Total assets		16,396,029.4		18,648,153.1		22,354,795.1		271,989.2
Interest-bearing deposits		10,628,807.9		11,951,645.0		14,149,631.8		172,157.6
Non-interest-bearing deposits		1,430,913.3		1,769,880.8		2,009,410.5		24,448.4
Total deposits		12,059,721.2		13,721,525.8		16,159,042.3		196,605.9
Interest-bearing liabilities		12,287,815.7		13,945,086.1		16,993,341.0		206,756.8
Long term debt		1,109,959.9		1,243,226.8		1,646,705.9		20,035.4
Short term borrowings		549,047.9		750,214.3		1,197,003.3		14,563.9
Total liabilities		14,368,425.0		16,347,325.5		19,711,755.2		239,831.6
Total shareholders’ equity		2,027,604.4		2,300,827.6		2,643,039.9		32,157.7

	2021	2022	2023

	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total assets	2.0	2.1	2.2
Average total shareholders’ equity	16.1	16.8	18.7
Dividend payout ratio(3)	11.0	22.3	21.4
Spread(4)	4.0	3.9	4.0
Net interest margin(5)	4.4	4.3	4.4
Cost-to-net revenue ratio(6)	43.8	41.8	41.4
Cost-to-average assets ratio(7)	2.1	2.0	2.1
Capital:
Total capital adequacy ratio(8)	18.79	18.90	19.26
Tier I capital adequacy ratio(8)	17.56	17.87	17.13
Tier II capital adequacy ratio(8)	1.23	1.03	2.13
Average total shareholders’ equity as a percentage of average total assets	12.4	12.3	11.8
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets(9)	1.7	1.3	1.1

(1)

Represents the difference between total assets and total liabilities, reduced by noncontrolling interests in subsidiaries, divided by the number of shares outstanding at the end of each reporting period.

(2)	Average balances are the average of daily outstanding amounts.
(3)

Represents the ratio of total dividends payable on equity shares relating to each fiscal year, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year.

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

(6)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue.
(7)	Represents the ratio of non-interest expense to average total assets.
(8)	Calculated in accordance with RBI guidelines (Basel III Capital Regulations, generally referred to as “Basel III”). See also “Supervision and Regulation”.
(9)	Gross Customer assets consist of loans and credit substitutes.

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

	Year ended March 31,
	2021					2022					2023
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost

	(in millions, except percentages)
Assets:
Interest-earning assets:
Due from banks	Rs.	147,708.6	Rs.	1,019.5	0.7%	Rs.	108,184.0	Rs.	1,090.9	1.0%	Rs.	152,848.2	Rs.	6,308.7	4.1%
Investments available for sale debt securities		3,751,942.6		226,690.9	6.0		4,132,605.2		240,943.0	5.8		4,875,942.8		304,566.7	6.2
Investments held for trading		81,621.3		3,373.8	4.1		81,809.4		1,647.5	2.0		71,944.9		2,964.6	4.1
Loans, net:
Retail loans		6,975,006.4		7,53,857.1	10.8		8,014,536.7		8,07,146.1	10.1		9,863,886.2		9,87,975.9	10.0
Wholesale loans		3,614,484.2		2,63,190.7	7.3		4,161,213.2		2,50,779.5	6.0		5,173,660.0		3,63,842.1	7.0
Securities purchased with agreement to resell		674,912.0		23,149.6	3.4		699,778.0		25,101.0	3.6		52,860.0		2,222.7	4.2
Other assets		139,441.1		4,686.0	3.4		278,018.3		6,429.0	2.3		661,363.0		21,646.0	3.3
Total interest-earning assets:	Rs.	15,385,116.2	Rs.	1,275,967.6	8.3%	Rs.	17,476,144.8	Rs.	1,333,137.0	7.6%	Rs.	20,852,505.1	Rs.	1,689,526.7	8.1%
Non-interest-earning assets:
Cash and due from banks, and restricted cash		474,736.0					668,669.0					878,597.0
Property and equipment		50,822.3					57,591.1					72,436.9
Other assets		485,354.9					445,748.2					551,256.1
Total non-interest earning assets		1,010,913.2					1,172,008.3					1,502,290.0
Total assets	Rs.	16,396,029.4	Rs.	1,275,967.6	7.8%	Rs.	18,648,153.1	Rs.	1,333,137.0	7.1%	Rs.	22,354,795.1	Rs.	1,689,526.7	7.6%
Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	3,392,406.0	Rs.	108,107.0	3.2%	Rs.	4,348,242.0	Rs.	137,400.0	3.2%	Rs.	5,021,031.0	Rs.	158,795.0	3.2%
Time deposits		7,236,401.9		393,153.2	5.4		7,603,403.0		351,610.1	4.6		9,128,600.8		456,313.9	5.0
Short term borrowings		239,096.7		3,359.4	1.4		403,780.3		6,537.1	1.6		870,879.3		42,473.5	4.9
Long term debt		1,109,959.9		78,361.5	7.1		1,243,226.8		77,456.3	6.2		1,646,705.9		101,587.8	6.2
Securities sold with agreement to repurchase		309,951.2		9,300.0	3.0		346,434.0		11,294.0	3.3		326,124.0		16,368.0	5.0
Total interest-bearing liabilities	Rs.	12,287,815.7	Rs.	592,281.1	4.8%	Rs.	13,945,086.1	Rs.	584,297.5	4.2%	Rs.	16,993,341.0	Rs.	775,538.2	4.6%
Non-interest-bearing liabilities:
Non-interest-bearing deposits		1,430,913.3					1,769,880.8					2,009,410.5
Other liabilities		649,696.0					632,358.6					709,003.7
Total non-interest-bearing liabilities		2,080,609.3					2,402,239.4					2,718,414.2
Total liabilities	Rs.	14,368,425.0	Rs.	592,281.1	4.1%	Rs.	16,347,325.5	Rs.	584,297.5	3.6%	Rs.	19,711,755.2	Rs.	775,538.2	3.9%
Total shareholders’ equity		2,027,604.4					2,300,827.6					2,643,039.9
Total liabilities and shareholders’ equity	Rs.	16,396,029.4	Rs.	592,281.1	3.6%	Rs.	18,648,153.1	Rs.	584,297.5	3.1%	Rs.	22,354,795.1	Rs.	775,538.2	3.5%

Analysis of Changes in Interest Revenue and Interest Expense

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average balance and average rate.

	Fiscal Year 2022 vs. Fiscal Year 2021 Increase (decrease) (1) due to						Fiscal Year 2023 vs. Fiscal Year 2022 Increase (decrease) (1) due to
	Net change		Change in Average balance		Change in Average rate		Net change		Change in Average balance		Change in Average rate

	(in millions)
Interest revenue:
Cash and due from banks, and restricted cash	Rs.	71.4	Rs.	(272.8)	Rs.	344.2	Rs.	5,217.8	Rs.	450.4	Rs.	4,767.4
Investments available for sale debt securities		14,252.1		22,999.5		(8,747.4)		63,623.7		43,338.8		20,284.9
Investments held for trading		(1,726.3)		7.8		(1,734.1)		1,317.1		(198.7)		1,515.8
Loans, net:
Retail loans		53,289.0		112,352.2		(59,063.2)		180,829.8		186,248.5		(5,418.7)
Wholesale loans		(12,411.2)		39,810.4		(52,221.6)		113,062.6		61,016.1		52,046.5
Securities purchased with agreement to resell		1,951.4		852.9		1,098.5		(22,878.3)		(23,204.9)		326.6
Other assets		1,743.0		4,657.0		(2,914.0)		15,217.0		8,864.6		6,352.4
Total interest-earning assets	Rs.	57,169.4	Rs.	180,407.0	Rs.	(123,237.6)	Rs.	356,389.7	Rs.	276,514.8	Rs.	79,874.9
Interest expense:
Savings account deposits	Rs.	29,293.0	Rs.	30,460.0	Rs.	(1,167.0)	Rs.	21,395.0	Rs.	21,259.4	Rs.	135.6
Time deposits		(41,543.1)		19,939.1		(61,482.2)		104,703.8		70,530.9		34,172.9
Short term borrowings		3,177.7		2,313.9		863.8		35,936.4		7,562.2		28,374.2
Long term debt		(905.2)		9,408.4		(10,313.6)		24,131.5		25,137.8		(1,006.3)
Securities sold with agreement to repurchase		1,994.0		1,094.7		899.3		5,074.0		(662.1)		5,736.1
Total interest-bearing liabilities	Rs.	(7,983.6)	Rs.	63,216.1	Rs.	(71,199.7)	Rs.	191,240.7	Rs.	123,828.2	Rs.	67,412.5
Net interest revenue	Rs.	65,153.0	Rs.	117,190.9	Rs.	(52,037.9)	Rs.	165,149.0	Rs.	152,686.6	Rs.	12,462.4

(1)

The changes in net interest revenue between periods have been reflected as attributed either to average balance or average rate changes. For purposes of this table, changes that are due to both average balance and average rate have been allocated solely to changes in average rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Years ended March 31,
	2021		2022		2023

	(in millions, except percentages)
Interest and dividend revenue	Rs.	1,275,967.6	Rs.	1,333,137.0	Rs.	1,689,526.7
Average interest-earning assets		15,385,116.2		17,476,144.8		20,852,505.1
Interest expense		592,281.1		584,297.5		775,538.2
Average interest-bearing liabilities		12,287,815.7		13,945,086.1		16,993,341.0
Average total assets		16,396,029.4		18,648,153.1		22,354,795.1
Average interest-earning assets as a percentage of average total assets		93.8%		93.7%		93.3%
Average interest-bearing liabilities as a percentage of average total assets		74.9%		74.8%		76.0%
Average interest-earning assets as a percentage of average interest-bearing liabilities		125.2%		125.3%		122.7%
Yield		8.3%		7.6%		8.1%
Cost of funds(1)		4.1%		3.6%		3.9%
Spread(2)		4.0%		3.9%		4.0%
Net interest margin(3)		4.4%		4.3%		4.4%

(1)	Excludes total shareholders’ equity.
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

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 81 percent and 83 percent of total deposits as of March 31, 2022 and March 31, 2023, respectively. Wholesale banking deposits represented 19 percent and 17 percent of total deposits as of March 31, 2022 and March 31, 2023, respectively.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 3.2 percent in fiscal year 2022 and 3.2 percent in fiscal year 2023. The average cost of time deposits was 4.6 percent in fiscal year 2022 and 5.0 percent in fiscal year 2023. The average deposits for the periods set forth are as follows:

	Years ended March 31,
	2021			2022			2023
	Amount		% of total	Amount		% of total	Amount		% of total

	(in millions, except percentages)
Current deposits	Rs.	1,430,913.3	11.9%	Rs.	1,769,880.8	12.9%	Rs.	2,009,410.5	12.4%
Savings deposits		3,392,406.0	28.1		4,348,242.0	31.7		5,021,031.0	31.1
Time deposits		7,236,401.9	60.0		7,603,403.0	55.4		9,128,600.8	56.5
Total	Rs.	12,059,721.2	100.0%	Rs.	13,721,525.8	100.0%	Rs.	16,159,042.3	100.0

Uninsured Deposits

Demand and time deposits of up to Rs. 0.5 million accepted by scheduled commercial banks in India have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation (“DICGC”), a wholly owned subsidiary of the RBI. As of March 31, 2022 and March 31, 2023, total deposits that exceed DICGC insurance limits, or are otherwise uninsured, were estimated to be Rs. 12,118.5 billion and Rs. 14,802.3 billion respectively. All the deposits outside India are treated for these purposes as uninsured. The below table presents the contractual maturities of estimated time deposits that exceed DICGC insurance limits, or are otherwise uninsured.

	At March 31, 2022		At March 31, 2023
	(in billions)		(in billions)
Uninsured time deposits with a maturity of:
Up to three months	Rs.	1,958.4	Rs.	2,165.7
Three to six months		1,236.0		1,561.0
Six to twelve months		2,133.6		2,478.5
More than one year		1,667.6		2,870.8

Loan Portfolio and Credit Substitutes

As of March 31, 2023, our gross loan portfolio amounted to Rs. 17,418.1 billion. As of that date, our gross credit substitutes outstanding were Rs. 503.2 billion. Almost all our gross loans and credit substitutes are to borrowers in India and approximately 97 percent are denominated in rupees. For a description of our retail and wholesale loan products, see “Business—Retail Banking—Retail Loans and Other Asset Products” and “Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes”.

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2022		2023

	(in millions)
Retail loans	Rs.	9,310,534.7	Rs.	11,506,580.3
Wholesale loans		5,099,009.3		5,911,512.1
Gross loans	Rs.	14,409,544.0	Rs.	17,418,092.4
Credit substitutes (at fair value)		583,020.2		503,187.8
Gross loans plus credit substitutes	Rs.	14,992,564.2	Rs.	17,921,280.2

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the period indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2023
	Due in one year or less		Due in one to five years		Due in five to fifteen years		Due after fifteen years

	(in millions)
Retail loans	Rs.	2,863,235.5	Rs.	7,396,855.6	Rs.	967,530.6	Rs.	278,958.6
Wholesale loans		1,790,721.1		2,966,781.3		1,133,083.7		20,926.0
Gross loans	Rs.	4,653,956.6	Rs.	10,363,636.9	Rs.	2,100,614.3		299,884.6
Credit substitutes (at fair value)		297,818.6		182,529.8		22,839.2		0.2
Gross loans plus credit substitutes	Rs.	4,951,775.2	Rs.	10,546,166.7	Rs.	2,123,453.5	Rs.	299,884.8

	At March 31, 2023
	Due in one year or less		Due in one to five years		Due in five to fifteen years		Due after fifteen years

	(in millions)
Interest rate classification of loans by maturity:
Variable rates	Rs.	1,558,458.1	Rs.	5,651,033.5	Rs.	1,767,704.6		286,173.5
Fixed rates		3,095,498.5		4,712,603.4		332,909.7		13,711.1
Gross loans	Rs.	4,653,956.6	Rs.	10,363,636.9	Rs.	2,100,614.3		299,884.6
Interest rate classification of credit substitutes by maturity:						17,67,704.6		2,86,173.5
Variable rates	Rs.	46,842.3	Rs.	5,422.6	Rs.	1,025.1		—
Fixed rates		250,976.3		177,107.2		21,814.1		0.2
Gross credit substitutes	Rs.	297,818.6	Rs.	182,529.8	Rs.	22,839.2		0.2
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	1,605,300.4	Rs.	5,656,456.1	Rs.	1,768,729.7		286,173.5
Fixed rates		3,346,474.8		4,889,710.6		354,723.8		13,711.3
Gross loans and credit substitutes	Rs.	4,951,775.2	Rs.	10,546,166.7	Rs.	2,123,453.5		299,884.8

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

We are required to comply with the PSL requirements as of March 31 of each fiscal year, a date specified by the RBI for reporting. The assessment of whether we have achieved the PSL requirements is made at the end of the fiscal year based on the average of priority sector target/sub-target achievement as at the end of each quarter. On the basis of the quarterly average, the Bank met its PSL requirement in fiscal year 2023. The Bank’s total PSL achievement for fiscal year 2023 stood at 45.06 percent. Lending to micro enterprises stood at 9.16 percent as against the requirement of 7.5 percent. Advances to the agriculture sector were 15.62 percent of ANBC compared to the requirement of 18.0 percent and agricultural advances made to small and marginal farmers were 6.03 percent of ANBC, compared to the requirement of 9.5 percent. The above achievements are subject to district weight adjustments wherein, a higher weight (125 percent) would be assigned in the identified districts where the credit flow is comparatively lower and a lower weight (90 percent) would be assigned in districts where the credit flow is comparatively higher. This will be valid for up to fiscal year 2024 and will be reviewed thereafter. The districts not further specified will continue to have an existing weightage of 100 percent. Adjustments for weights to incremental PSL credit by RBI are pending.

The PSL master directions mention that Scheduled Commercial Banks having any shortfall in lending to priority sectors shall be allocated amounts for contribution to the RIDF established with NABARD and other Funds with NABARD, NHB, SIDBI or MUDRA Ltd., as decided by the RBI from time to time.

We may be required by the RBI to deposit with the Indian Development Banks certain amounts as specified by the RBI in the coming year due to the shortfall in the above-mentioned sub-categories of priority sector lending targets. As of March 31, 2023, our total investments as directed by RBI in such deposits were Rs. 905.9 billion, yielding returns ranging from 2.3 percent to 5 percent.

The following table sets forth, for the periods indicated, our loans, broken down by sector, forming part of our directed lending:

	As of March 31,
	2021		2022		2023

	(in millions)
Directed lending:
Agriculture	Rs.	929,039.3	Rs.	1,022,103.4	Rs.	1,394,654.4
Micro, small and medium enterprises		1,767,746.8		2,573,219.5		3,547,469.0
Other		326,168.7		352,350.5		442,703.0
Total directed lending	Rs.	3,022,954.8	Rs.	3,947,673.4	Rs.	5,384,826.4

Non-Performing Loans

The following table sets forth, for the periods indicated, information about our non-performing loan portfolio:

	As of March 31,
	2022						2023
	Retail		Wholesale		Total		Retail		Wholesale		Total

	(in millions, except percentages)
Non-performing loans	Rs.	165,348.4	Rs.	31,921.1	Rs.	197,269.5	Rs.	167,196.5	Rs.	33,512.3	Rs.	200,708.8
Allowance for credit losses		298,270.9		74,400.9		372,671.8		303,857.6		61,306.9		365,164.5
Net charge-offs*		96,281.1		1,555.3		97,836.4		81,333.5		387.6		81,721.1
Gross loan		9,310,534.7		5,099,009.3		14,409,544.0		11,506,580.3		5,911,512.1		17,418,092.4
Net loan		9,012,263.8		5,024,608.4		14,036,872.2		11,202,722.7		5,850,205.2		17,052,927.9
Average loans		8,014,536.7		4,161,213.2		12,175,749.9		9,863,886.2		5,173,660.0		15,037,546.2
Gross non-performing loans as a percentage of gross loans		1.8%		0.6%		1.4%		1.5%		0.6%		1.2%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		24.8%		23.7%		24.6%		25.9%		23.3%		25.5%
Gross unsecured non-performing loans as a percentage of gross unsecured loans		1.6%		0.4%		1.1%		1.3%		0.3%		0.9%
Total allowances for credit losses as a percentage of gross loans		3.2%		1.5%		2.6%		2.6%		1.0%		2.1%
Net charge-offs* as a percentage of average outstanding loans		1.2%		~0.0%		0.8%		0.8%		~0.0%		0.5%

*	Write-off net of recoveries

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2022		2023

	(in millions)
Performing	Rs.	14,212,274.5	Rs.	17,217,383.6
Non-performing:
On accrual status		—		—
On non-accrual status		197,269.5		200,708.8
Total non-performing		197,269.5		200,708.8
Total	Rs.	14,409,544.0	Rs.	17,418,092.4

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

Analysis of Non-Performing Loans by Industry Sector

The following table sets forth, for the periods indicated, our non-performing loans by borrowers’ industry or economic activity in each of the respective periods and as a percentage of our loans in the respective industry or economic activity sector. These figures do not include credit substitutes, which we include for purposes of calculating our industry concentration for RBI reporting. See “Risk Factors—We have high concentrations of exposures to certain customers and sectors, and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized”.

	As of March 31,
	2022					2023
Industry	Gross Loans		Non- performing loans		% of loans in industry	Gross Loans		Non- performing Loans		% of loans in industry

	(in millions, except percentages)
Capital Market Intermediaries	Rs.	17,633.0	Rs.	3,356.4	19.0	Rs.	30,510.9	Rs.	3,327.1	10.9
Agriculture Production—Food		350,859.6		23,569.7	6.7		401,720.3		28,222.2	7.0
Agriculture Production—Non-Food		168,993.8		8,831.4	5.2		182,416.0		8,392.9	4.6
Agriculture Produce Trade		88,374.1		2,531.3	2.9		102,180.2		3,246.6	3.2
Agriculture—Allied		316,128.5		13,255.0	4.2		431,581.1		13,426.1	3.1
Animal Husbandry		32,980.0		952.1	2.9		42,289.5		1,268.0	3.0
Tobacco & Products		5,633.9		98.7	1.8		6,425.2		157.2	2.4
Infrastructure Development		272,428.0		5,801.5	2.1		284,690.7		5,947.7	2.1
Consumer Services		465,465.8		10,352.3	2.2		581,272.1		11,505.0	2.0
Road Transportation		406,376.4		12,961.6	3.2		568,414.2		10,031.1	1.8
Mining and Minerals		103,056.6		1,622.3	1.6		90,828.4		1,413.3	1.6
Retail Trade		589,947.3		15,124.1	2.6		973,274.3		15,044.4	1.5
Wood & Products		27,851.6		607.7	2.2		36,349.0		557.9	1.5
Food and Beverage		433,042.2		6,689.6	1.5		566,172.9		8,478.7	1.5
Wholesale Trade—Industrial		347,202.9		4,586.9	1.3		421,900.9		6,089.3	1.4
Fishing		17,275.8		166.5	1.0		19,373.1		265.3	1.4
Rubber & Products		20,158.5		245.4	1.2		24,094.1		329.5	1.4
Automobile & Auto Ancillary		443,538.7		7,766.3	1.8		483,658.4		6,553.2	1.4
Engineering		253,105.1		4,152.8	1.6		300,745.5		4,051.2	1.3
Business Services		281,216.8		5,306.9	1.9		334,169.3		4,254.0	1.3
Wholesale Trade—Non-Industrial		417,954.8		5,190.3	1.2		530,057.5		5,973.1	1.1
Paper, Printing and Stationery		93,290.8		652.3	0.7		111,039.5		1,236.5	1.1
Textiles & Garments		324,419.6		3,556.3	1.1		390,883.0		4,099.8	1.0
Media & Entertainment		23,591.4		404.8	1.7		30,685.9		293.3	1.0
Leather & Products		30,766.5		197.5	0.6		35,770.3		331.7	0.9
Power		671,859.4		2,217.8	0.3		695,716.5		5,736.0	0.8
Other Industries		732,166.4		8,654.6	1.2		848,828.2		6,796.0	0.8
Consumer Loans		3,746,781.7		35,554.7	0.9		4,410,346.6		34,684.8	0.8
Information Technology		58,441.1		652.7	1.1		76,198.3		596.7	0.8
FMCG & Personal Care		37,281.7		590.4	1.6		53,185.9		358.8	0.7
Gems and Jewelry		131,799.7		945.9	0.7		90,953.9		607.2	0.7
Consumer Durables		127,218.7		986.1	0.8		185,056.6		1,188.0	0.6
Railways		1,007.5		12.3	1.2		2,024.5		10.5	0.5
Drugs and Pharmaceuticals		123,309.0		675.9	0.5		134,731.7		668.5	0.5
Financial Intermediaries		13,304.0		110.9	0.8		10,744.5		46.9	0.4
Plastic & Products		89,176.3		2,608.7	2.9		101,570.3		431.7	0.4
Non-ferrous Metals		91,539.5		717.7	0.8		139,802.7		555.2	0.4
Glass & Glass Products		7,713.0		52.1	0.7		11,486.4		45.2	0.4
Cement & Products		87,637.4		255.9	0.3		103,131.6		393.3	0.4
Real Estate & Property Services		383,765.5		2,004.5	0.5		458,906.6		1,635.9	0.4
Iron and Steel		321,587.7		764.4	0.2		360,021.9		1,072.4	0.3
Chemical and Products		150,696.2		233.1	0.2		178,820.5		528.5	0.3
Other Non-metallic/Mineral Products		53,367.8		143.0	0.3		68,471.5		144.0	0.2
Shipping		15,718.4		17.7	0.1		13,009.8		21.0	0.2
Coal & Petroleum Products		233,583.7		360.5	0.2		353,329.8		496.3	0.1
Fertilisers & Pesticides		33,242.2		21.5	0.1		37,783.7		39.9	0.1
Telecom		331,131.1		160.6	—		365,112.3		118.7	—
NBFC		509,445.4		107.7	—		690,783.9		34.6	—
Financial Institutions		618,494.1		24.3	—		659,117.5		3.6	—
Housing Finance Companies		282,156.7		1,416.8	0.5		351,117.4		—	—
Total				197,269.5					200,708.8

As of March 31, 2023, our gross non-performing loans as a percentage of gross loans in the respective industries were the highest in Capital Market Intermediaries, Agriculture Production—Food and Agriculture Production—Non-Food.

Capital Market Intermediaries

Exchanges in the capital markets segment offer a platform to their broker members (capital market intermediaries) for trading in the cash, derivatives, currency derivatives and commodity segments. Exchanges appoint banks to clear and settle trade obligations. The Bank has had a presence in the stock & commodity exchange segment since the late 1990s as a clearing bank in the Indian capital markets. As a clearing bank, the Bank has been offering various transactional services and credit facilities in the form of fund and non-fund-based exposures, primarily to brokers in the capital market segments who hold their primary or secondary settlement accounts with the Bank. This acts as a key relationship point as well as a risk mitigant, as all payments to and from the exchanges are required by the relevant exchange to only be settled through these exchanges. The segment is highly regulated. As on March 31, 2023, high NPAs were the result of borrower-specific issues.

Agriculture Production—Food

Agriculture production is mainly dependent on agro-climatic conditions. Insufficient and/or erratic distribution of rainfall in the country, early or delayed timing of the seasons, price inflation, demand and supply gap, and international markets have affected the overall working of food industries. Another key challenge faced by the Indian food processing industry is the lack of cutting-edge infrastructure. Many food processing businesses operate in the small and medium enterprises (“SMEs”) sector, which often lacks the resources needed to upgrade their facilities and machinery to the latest technology. The industry has also been negatively impacted by inefficient supply chains, inadequate storage and transport facilities, and a lack of access to credit and financing. These issues make it difficult for SMEs to enter the market and compete with larger, more established companies.

Agriculture Production—Non-Food

The main non-food agricultural industries are cotton, jute and rubber. However, these industries have been impacted by irregular power supplies, tough competition from fiber industries to cotton companies, international markets and a shortage of supply of raw materials which are imported from foreign countries, particularly long-staple cotton.

Due to the ongoing Russia- Ukraine war, overall demand and supply is disrupted which has further affected the prices of commodities such as oil and food grain. These disruptions have directly impacted farming community and related supply chains, resulting in a significant decrease in profit margins.

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

Introduction

Overview

We are a new-generation private sector bank in India. Our principal business activities are retail banking, wholesale banking and treasury services. Our retail banking division provides various products such as deposit products, loans including loans to small and medium enterprises, credit cards, debit cards, third-party mutual funds and insurance products, bill payment services and other products and services. Through our wholesale banking operations, we provide products such as loans, deposit products, documentary credits, guarantees, debt syndication services and foreign exchange and derivative products. We also provide cash management services, clearing and settlement services for stock and commodity exchanges, tax and other collections for the Government, custody services and correspondent banking services. Our treasury services segment undertakes trading operations on the proprietary account (including investments in government securities), foreign exchange operations and derivatives trading both on the proprietary account and customer flows and borrowings.

Proposed Transaction

The Board of Directors at its meeting held on April 4, 2022 approved the Scheme for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, each a subsidiary of HDFC Limited, with and into HDFC Limited; and (ii) HDFC Limited with and into the Bank, and their respective shareholders and creditors (the “Proposed Transaction”). The share exchange ratio shall be 42 equity shares of the Bank (each having a face value of Rs. 1) for every 25 equity shares of HDFC Limited (each having a face value of Rs. 2). See also “Business—Proposed Transaction”.

Following the Board meeting held on April 4, 2022, the parties to the Scheme filed a company scheme application with the National Company Law Tribunal, Mumbai Bench (“NCLT”). Pursuant to the order dated October 14, 2022 by the NCLT, a shareholders’ meetings of HDFC Bank and HDFC Limited were convened. The Scheme was approved by the requisite majority of shareholders on November 25, 2022. On receipt of such shareholders’ approval, the parties to the Scheme filed a joint company scheme petition before the NCLT seeking sanction of the Scheme. The NCLT, after hearing the parties to the Scheme, sanctioned the Scheme on March 17, 2023 (“NCLT Order”).

In accordance with Clause 42 of the Scheme, the effectiveness of the Scheme is inter alia subject to receipt of certain approvals and meeting various compliances under the applicable law and regulations. While the requisite approvals have been received by the parties, certain compliances are currently pending. The Scheme will be made effective shortly after completion of such compliances, including filing the NCLT Order with the Registrar of Companies, which is expected to occur on or about July 1, 2023.

Upon the Scheme becoming effective and subject to regulatory approvals and any conditions set out therein, the subsidiaries of HDFC Limited will become subsidiaries of the Bank leading to a simplified corporate structure. However, as advised by Reserve Bank of India (“RBI”), certain divestments or acquisitions have been undertaken or are in the process of being undertaken. In addition, upon the Scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited on the record date, which is to be determined by the Boards of Directors of HDFC Limited and the Bank, and the equity shares in the Bank held by HDFC Limited will be extinguished. The shares proposed to be issued pursuant to the Proposed Transaction will not be registered with the SEC under the Securities Act of 1933 or the securities law of any state or other jurisdiction of the United States, and are being offered and sold in reliance on certain exemptions from registration under the Securities Act of 1933.

See also “Risk Factors—The Scheme with HDFC Limited is not yet effective, and in accordance with the provisions of the Scheme, the Scheme may be terminated and the Proposed Transaction may not be completed”, “Risk Factors—Uncertainty about the Proposed Transaction may adversely affect the relationships of the Parties with their respective investors, customers, business partners and employees, whether or not the Proposed Transaction is completed” and “Risk Factors— The implementation of the Scheme may fail to realize the anticipated benefits of the merger and will expose us to incremental regulatory requirements.” See also Note 32 “Subsequent events” of the consolidated financial statements in regard to the composite scheme of amalgamation of HDFC Limited and its subsidiaries with and into the Bank.

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

Two important measures of our results of operations are net interest revenue, which is equal to our interest and dividend revenue net of interest expense, and net interest revenue after allowance for credit losses. Interest expense includes interest on deposits as well as on borrowings. Our interest revenue and expense are affected by fluctuations in interest rates as well as volume of activity. Our interest expense is also affected by the extent to which we fund our activities with low-interest and non-interest-bearing deposits, and the extent to which we rely on borrowings. Until March 31, 2020 our allowance for credit losses was comprised of specific and unallocated allowances for loan loss. Impairments of credit substitutes were not included in our loan loss provision, but were reflected under “Non-interest revenue—other than temporary losses on available for sale debt securities” in our consolidated statements of income. Effective April 1, 2020, we adopted the Current Expected Credit Loss (“CECL”) accounting guidance. The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost, available-for-sale debt securities and certain off-balance sheet credit exposures. Our allowance for credit losses is comprised of the allowance for loan losses, which covers our loan portfolios. Consistent with prior years, the impairment of our available-for-sale (“AFS”) debt securities, including credit substitutes, are not included in our allowances for credit losses, but are reflected under “Non-interest revenue—allowance on available for sale debt securities” in our consolidated financial statements of income.

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

Our financial condition and results of operations are affected by general economic conditions prevailing in India. According to estimates by the Indian Central Statistics Office, following the availability of COVID-19 vaccines as well as fiscal and monetary measures, India’s real GDP grew by 9.1 percent in fiscal year 2022 and 7.2 percent in fiscal year 2023, compared to decline of 5.8 percent in fiscal year 2021. With support from the reopening effect and the Government’s emergency credit line guarantee scheme (ECGLS) aimed to cater credit demand of medium and small sized industries, the overall bank credit growth improved to 15.0 percent in March 2023 from 8.6 percent in March 2022 and as compared to 5.6 percent in March 2021.

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

In fiscal year 2022, inflation averaged at 5.5 percent. However, headline inflation rose to an 8-year high of 7.8 percent in April 2022. Commodity prices rose sharply in 2022 due to disruptions caused by the Russia-Ukraine crisis, which kept headline inflation above RBI’s upper tolerance limit of 6 percent for the majority of fiscal year 2023. To control inflation, the RBI raised the repo rate by 250 bps to 6.50 percent in fiscal year 2023.

A high interest rate environment acts as a headwind for economic growth.

Owing to the pandemic-related disruption, the fiscal year deficit target widened to 9.2 percent of GDP in fiscal year 2021. This compares to 4.7 percent of GDP in fiscal year 2020 and 3.4 percent in fiscal year 2019. Alongside the shift of the Food Corporation of India loans onto the Government’s balance sheet and a pandemic-related increase in Government spending, subdued economic activity and the resultant decrease in tax revenue also contributed to the widening of the deficit in fiscal year 2021. In fiscal year 2022, the fiscal deficit narrowed to 6.7 percent, as tax collections improved with economic activity and in fiscal year 2023, the fiscal deficit continued to decline to 6.4 percent of GDP. For fiscal year 2024, the Government is targeting 5.9 percent of GDP. Despite the focus on fiscal consolidation, the Government increased capital expenditure sharply in fiscal years 2023 and 2024 to support growth.

Our financial condition and results of operations are also affected by widespread health emergencies (or concerns over the possibility of such emergencies), such as the COVID-19 pandemic and the actions taken in response to it, which can cause significant volatility in demand for our products, changes in customer behavior and preferences, financial distress for our customers and related increases in customer defaults and provisions for losses, disruptions to our capital expenditure initiatives, limitations on our employees’ ability to work and travel, significant changes in the economic or political conditions in markets in which we operate and related currency volatility, restrictions on our access to, and increases in the cost of, capital and increased regulatory requirements, such as the RBI’s COVID-19-related regulations. The slowdown during the years of the pandemic led to a decrease in loan originations, third-party product sales, credit and debit card use by customers and collection effort efficiency. As a consequence, there was a rise in the number of customer defaults and an increase in the provisions there against.

Furthermore, declining fiscal deficits tend to have a favorable impact on our operations, as a lower fiscal deficit allows the RBI to reduce rates, support a sustainable level of inflation and prevent private investment from being crowded out. The current expansion is also likely to benefit us by offering support to slowing growth, providing relief to businesses and assisting in mitigating COVID-19-related disruptions.

Notwithstanding the pace of growth in India, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2023, gross non-performing customer assets (which consist of loans and credit substitutes) constituted 1.1 percent of gross customer assets. In addition, our net customer assets represented 93.3 percent of our deposits and our deposits represented 73.1 percent of our total liabilities and shareholders’ equity. Our average non-interest-bearing current accounts and low-interest-bearing savings accounts represented 43.5 percent of our average total deposits for the year ended March 31, 2023. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) for fiscal year 2023 of 3.5 percent.

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

•

the allowance for credit losses on investment securities, which covers our AFS debt securities and is recognized on the balance sheet in “Investments available for sale debt securities” on the balance sheet; and

•

the allowance for credit losses on other financial assets measured at amortized cost, and other off-balance sheet credit exposures, which are recognized on the balance sheet in “Accrued expenses and other liabilities”.

All changes in the allowance for credit losses are recognized in the income statement.

Our policies used to determine our allowance for credit losses and our allowance for lending-related commitments are described in the following paragraphs:

Our portfolio is bifurcated into retail and wholesale portfolios, wherein the retail portfolio is segmented into homogenous pools using various factors such as nature of product, delinquencies, and other demographic and behavioral variables of the borrowers. The wholesale portfolio is segmented into various risk grades on the basis of a host of quantitative and qualitative factors including financial performance, industry risk, business risk and management quality. The allowance for loan-related losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of outstanding loans and lending-related commitments that are not unconditionally cancellable. We do not record an allowance for future drawings on unconditionally cancellable lending-related commitments (e.g.,credit cards). We do not record an allowance on accrued interest receivables on the balance sheet due to our policy to reverse interest income on loans more than 90 days past due and in the case of agricultural loans more than 365 days past due, and also on any loans classified as non-performing. The expected life for retail loans and wholesale loans is determined by considering their contractual term and expected prepayments. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account. We have an unconditionally cancellable clause (“UCC”) for credit card lines and as allowed by CECL accounting guidance, we make an allowance only for debt drawn at the time of expected loss measurement. We apply expected principal payments to the credit card receivable balances existing at the reporting date until the balance is exhausted.

The estimate of expected credit losses includes expected recoveries of amounts previously charged off or expected to be charged off, even if such recoveries result in a negative allowance. Retail loans are typically charged off against allowances when the account becomes 150 to 1,083 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days for auto loans, commercial vehicle and construction equipment finance, and 720 days past due for housing loans and on a customer-by-customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible. Wholesale loans are charged off against the allowance when management believes that the loan balance may not be recovered including following the realization of collateral, if applicable, and where any restructuring or any other settlement arrangements are not feasible. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

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

Our off-balance sheet credit exposures include unfunded loan commitments, financial guarantees, including standby letters of credit, and other similar instruments. For off-balance sheet credit exposures, we recognize an allowance for credit loss (“ACL”) associated with the unfunded amounts. We do not recognize an ACL for commitments that are unconditionally cancellable at our discretion. ACL for off-balance sheet credit exposures are reported as a liability in accrued expenses and other liabilities on the consolidated balance sheet. ACL in such cases is measured for the remaining contractual term, adjusted for prepayments, of the financial asset (including off-balance sheet credit exposures) using historical experience, current conditions, and reasonable and supportable forecasts.

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

As an integral part of the credit process, we have a rating model appropriate to our retail and wholesale credit segments. We monitor credit quality within our segments based on primary credit quality indicators This internal rating (model scale) is updated at least annually.

A majority of our credit exposures share risk characteristics with other similar exposures, and as a result are collectively assessed for allowance (“portfolio-based component”).

If an exposure does not share risk characteristics with other exposures, we generally estimate expected credit losses on an individual basis, considering expected repayment and conditions impacting that individual exposure (“asset-specific component”). The asset-specific component covers loans modified or reasonably expected to be modified in a TDR, collateral-dependent loans, and borrowers with financial difficulties.

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

In addition to our historical experience, we seek to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses into our allowance. We therefore include in our estimation the use of quantitative statistical models to predict the impact of macro-economic variables on defaults. We rely on a single macro-economic variable that is relevant to the specific pool of loans to develop reasonable and supportable forecasts specific to the relevant macro-economic variable for the expected performance of the pool. In deploying these models we have assessed the impact of an exhaustive set of macro-economic variables, such key variables being GDP, Private Final Consumption Expenditure, Gross Fixed Capital Formation and the index of industrial production (“IIP”) on our expected losses, and uses macro-economic forecasts surveyed and published by the RBI: Centre for Monitoring Indian Economy for this assessment. As the macro-economic forecasts are published for a year we revert to the historical average default rate beyond this period on a straight-line basis. Any adjustments needed to the modeled expected losses in the quantitative calculations are addressed through a qualitative adjustment. Qualitative adjustment, among other things: includes specific portfolio characteristics; expected sectoral performance, expected impact of internal strategies or external events on the product/segment; model limitations; idiosyncratic events; and other relevant criteria. The total ACL is comprised of the quantitative and qualitative components.

We estimate our allowance for credit losses for pooled loans based on their probability of default and loss given default, determined for the respective risk pools. The allowance for credit losses for the quantitative component of pooled loans is the product of multiplying the PD, LGD and EAD.

Asset-specific component

To determine the asset-specific component of the allowance, collateral-dependent loans (including those loans for which foreclosure is probable) and larger, and non-accrual risk-rated loans in the wholesale portfolio segment are generally evaluated individually, while smaller loans (both scored and risk-rated) are aggregated for evaluation using factors relevant for the respective class of assets. Loans are identified for individual assessment based on financial difficulty which includes nonperforming loans, labeled loans and loans identified based on management judgment.

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

Impairment of debt securities

We conduct reviews of all available-for-sale debt securities with fair value below their carrying value or with zero loss expectation. We evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The allowance is increased or decreased if credit conditions subsequently worsen or improve. Reversals of credit losses is recognized in earnings. We recognize the entire difference between the amortized cost basis and fair value in earnings for impaired AFS debt securities that we have an intent to sell or for which we believe we will more-likely-than-not be required to sell prior to recovery of the amortized cost basis. We have applied ASC 326 to AFS debt securities when other-than-temporary-impairment has been recognized before the adoption. Amortized cost of a security, including the security’s effective interest rate where an other-than-temporary impairment had been recognized up to March 31, 2020 has remained unchanged. Amounts previously recognized in accumulated other comprehensive income as of the adoption date that relate to improvements in cash flows continue to be accreted to interest income over the remaining life of the security on a level-yield basis. Recoveries of amounts previously written off relating to improvements in cash flows after the date of adoption are recorded as income in the period received. We do not record an allowance on accrued interest receivables on the balance sheet due to our policy to reverse interest income on debt securities in a timely manner in line with our non-accrual and past due policies and also on any debt security classified as non-performing. We do not purchase debt securities with credit deterioration.

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

We undertook a sensitivity analysis to assess the magnitude of CECL under extreme circumstances. As part of this sensitivity analysis, we analyzed variability in provisions on account of a change in the assumptions underlying our forward-looking outlook. For this analysis, we sensitized macroeconomic variables and increased the impact of our qualitative adjustments. We also shifted the cash flows by some percentage points to the next bucket thereby simulating an extension of tenor of the loans. We observed that the impact was not significant. While the sensitivity analysis is useful and helps us to understand how the changes in our macroeconomic assumptions may impact our modeled ECLs, we are aware of the fact that it is not meant to enable us to forecast how the Bank’s allowance for credit losses is expected to change in a different macroeconomic outlook. Importantly, the analysis is an enabler and does not encompass many factors, including qualitative factors which could have offsetting effects on the estimates. Considering the variety of factors contemplated when developing the macroeconomic outlooks, the Bank believes the allowance for credit losses as at March 31, 2023 is appropriate.

Critical Accounting Policies

We have set forth below some of our critical accounting policies under U.S. GAAP. Investors should keep in mind that we prepare our general-purpose financial statements in accordance with Indian GAAP and also report to the RBI and the Indian stock exchanges in accordance with Indian GAAP. In certain circumstances, we may take action that is required or permitted by Indian banking regulations which may have consequences under Indian GAAP that may be different from those under U.S. GAAP.

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

Investments in Securities

Investments consist of securities purchased as part of our treasury operations, such as government securities and other debt securities, and investments purchased as part of our wholesale banking operations, such as credit substitute securities issued by our wholesale banking customers. Credit substitute securities typically consist of commercial paper and short-term debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and we bear the same customer credit risk as we do for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer. As our exposures to such securities are similar to our exposures on our loan portfolio, additional disclosures have been provided on impairment status in Note 7 “Credit Substitutes” of the consolidated financial statements and on concentrations of credit risk in Note 10 “Concentrations of Credit Risk” of the consolidated financial statements.

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

All debt securities that are not classified as HTM or HFT are classified as AFS and are carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.

Equity securities are classified under other assets. Marketable securities are measured at fair value and any change in fair value is recorded in earnings. Non-marketable equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and impairment, if any. Our review for impairment for equity method, cost method and measurement alternative securities typically includes an analysis of the facts and circumstances of each security, the intent or requirement to sell the security, and the expectations of cash flows.

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

Level 2 inputs are inputs that are observable either directly or indirectly, such as quoted prices for similar assets and liabilities in active markets, for substantially the full term of the financial instrument but do not qualify as Level 1 inputs. We generally classify derivative contracts, investments in debt securities and units of mutual funds as Level 2 measurements. Currently, substantially all such items qualify as Level 2 measurements. Level 2 items are fair valued using quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

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

We review and update our fair value hierarchy classifications semi-annually. Changes from one half year to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels. Imprecision in estimating unobservable market inputs can impact the amount of revenue, loss or changes in common shareholder’s equity recorded for a particular financial instrument. Furthermore, while we believe our valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different estimate of fair value at the reporting date. See Note 30 “Fair Value Measurement” of the consolidated financial statements, for further details including the classification hierarchy associated with assets and liabilities measured at fair value.

As of March 31, 2023, our Level 3 instruments recorded at fair value on a recurring basis were available-for-sale mortgage and asset-backed securities aggregating Rs. 148.4 billion. The Level 3 instruments comprised 3.0 percent of our total securities portfolio and 0.6 percent of our total assets, as of March 31, 2023. The valuation of these mortgage and asset-backed securities is dependent on the estimated cash flows that the underlying trust would pay out. The cash flows for mortgage and asset-backed securities are discounted at the yield-to-maturity rates and credit spreads published by the Fixed Income Money Market and Derivatives Association on month ends.

A control framework has been established, which is designed to ensure that fair values are either determined or validated by a function independent of the risk-taker. To that end, the ultimate responsibility for the validation of the valuation model rests with the treasury analytics section. The valuation model is also reviewed by the market risk department. The middle office department, which functions independently of the risk taker, is responsible for reporting fair values. Wherever necessary the valuation model is vetted through independent experts. In addition, the model prices are compared with market maker quotes. The types of valuation techniques used include present value based models, Black-Scholes valuation models, including variations and interest rate models as used by market practitioners. Where appropriate the models are calibrated to market prices. The models used, apply appropriate control processes and procedures to ensure that the derived inputs are used to value only those instruments that share similar risk to the relevant benchmark indexes and therefore demonstrate a similar response to market factors. Market data used along with interpolation techniques are as per market conventions.

The validation process consists of an independent validation of the pricing model. The pricing model validation for significant product variants is conducted using an external validation agency or authority. In addition the model prices are also validated by comparing them with market maker quotes. All market data conventions are adhered to in terms of yield curve components, volatility surfaces and calibration instruments.

Lease accounting

We recognize lease liabilities measured as the present value of lease payments not yet paid, discounted using the incremental borrowing rate. The right-of-use asset includes an initial measurement of the lease liabilities adjusted for accrued lease liabilities.

At the inception of the contract, we assess whether the contract is, or contains, a lease. Our assessment is based on whether (1) the contract involves the use of distinct identified assets, (2) we have the right to substantially all the economic benefit from the use of the asset throughout the term of the contract, and (3) we have the right to direct the use of the asset. Leases are examined for classification as either finance leases or operating leases. A lease is classified as finance lease if any one of the following criteria is met: (1) the lease transfers ownership of the asset by the end of the lease term, (2) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (3) the lease term is for the major part of the remaining useful life of the asset or (4) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet of the above criteria.

Our lessee arrangements consist of operating leases. We record right-of-use assets and lease liabilities at the lease commencement date. Right-of-use assets are reported in other assets on the consolidated balance sheet, and the related lease liabilities are reported in accrued expenses and other liabilities. We have elected not to record right-of-use assets for short-term leases that have a lease term of 12 months or less and thus, all leases with a lease term exceeding 12 months are recorded on the consolidated balance sheet.

Lease expense is recognized on a straight-line basis over the lease term and is recorded in non-interest expense—premises and equipment in the consolidated statements of income. We made an accounting policy decision not to separate lease and non-lease components of a contract that is or contains a lease. At the lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the incremental borrowing rate as of the date of the lease commencement. Right-of-use assets initially equal the lease liabilities, adjusted for any lease payments made prior to lease commencement and for any lease incentives.

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

Transition to Alternate Reference Rate

In 2017 the U.K. Financial Conduct Authority (“FCA”) announced that it would no longer compel banks to contribute to the London Interbank Offered Rate (“LIBOR”) setting after 2021. On March 5, 2021, the FCA announced the future cessation or loss of representativeness of the 35 LIBOR benchmark settings currently published by ICE Benchmark Administration Limited (“IBA”), which administers LIBOR. As at the end of December 2021, the publication of most LIBOR settings calculated has ceased and the global financial markets generally transitioned away from the use of all LIBOR settings, except for the publication until June 30, 2023 of certain U.S. dollar LIBOR settings. It has become clear that various jurisdictions are working on a rate or rates as accepted alternatives to LIBOR. In India, instruments such as external commercial borrowings, other debt contracts and certain derivatives are typically linked to LIBOR. In addition, the Mumbai Interbank Forward Offer Rate (“MIFOR”), a benchmark used for interest rate swap transactions, is also a rate that is based on LIBOR. In March 2020, the FASB issued ASU 2020-04“Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides for optional expedients and other guidance related to the modification of contracts, hedging relationships, and other transactions affected by the reference rate reform. The Bank adopted the ASU effective April 1, 2021. The LIBOR transition project is currently being implemented within the Bank, with one loan being a consortium loan account, yet to be transitioned. The Bank has adhered to the ISDA protocol for derivative contracts (the “Protocol”) and is in discussion with counterparties who have outstanding legacy derivative trades, referencing LIBOR, which are to be discontinued after June 30, 2023 for early adherence (execution) to the Protocol (amended fallback agreement). We have successfully included fallback clauses in the existing loans contracts that are linked to LIBOR currencies other than US$. Fallback language for US$ LIBOR-linked loans is expected to be completed before June 2023. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations.

Recently Issued Accounting Pronouncements Not Yet Effective

In March 2022, the FASB issued ASU No. 2022-01 “Fair Value Hedging—Portfolio Layer Method (Topic 815)”. This ASU expands the portfolio layer method of hedge accounting prescribed in ASU 2017-12 to allow multiple hedged layers of a single closed portfolio and to include portfolios of both prepayable and non-prepayable financial assets. This scope expansion is consistent with the FASB’s efforts to simplify hedge accounting and allows entities to apply the same accounting method to similar hedging strategies. This ASU also specifies eligible hedging instruments in a single-layer hedge, provides additional guidance on accounting and disclosure of hedge basis adjustments and specifies how hedge basis adjustments should be considered in determining credit losses for assets in the designated closed portfolio. This ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2022. The Bank is in the process of evaluating the impact of adoption of this ASU on its consolidated financial position, results of operations, and cash flows.

In March 2022, the FASB issued ASU 2022-02 “Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures”, which eliminates the accounting guidance for TDRs by creditors in Subtopic 310-40 “Receivables—Troubled Debt Restructurings by Creditors”. This ASU enhances disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty, updates certain requirements related to accounting for credit losses under ASC 326 and requires disclosure of current-period gross write offs of financing receivables by year of origination. The ASU is effective for the Bank for interim and annual periods in fiscal years beginning after December 15, 2022. The Bank is in the process of evaluating the impact of adoption of this ASU on its consolidated financial position, results of operations, and cash flows.

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

Net Interest Revenue After Allowance for Credit Losses

Our net interest revenue after allowances for credit losses increased by 35.0 percent from Rs. 621.9 billion in fiscal year 2022 to Rs. 839.8 billion in fiscal year 2023. Our net interest margin was 4.4 percent for fiscal year 2023. The following table sets out the components of net interest revenue after allowance for credit losses.

	Years ended March 31,
	2022		2023		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions, except percentages)
Interest and dividend revenue:
Loans	Rs.	1,057,925.6	Rs.	1,351,818.0	Rs.	293,892.4	27.8
Available for sale debt securities, trading securities		242,590.5		307,531.3		64,940.8	26.8
Other		32,620.9		30,177.4		(2,443.5)	(7.5)
Total interest and dividend revenue		1,333,137.0		1,689,526.7		356,389.7	26.7
Interest on deposits		489,010.1		615,108.9		126,098.8	25.8
Interest on short term borrowings		17,675.2		58,142.8		40,467.6	229.0
Interest on long term debt		77,456.3		101,587.8		24,131.5	31.2
Other interest expense		155.9		698.7		542.8	348.2
Total interest expense		584,297.5		775,538.2		191,240.7	32.7
Net interest revenue	Rs.	748,839.5	Rs.	913,988.5	Rs.	165,149.0	22.1
Less: Provision for credit losses:
Retail		122,622.6		86,920.2		(35,702.4)	(29.1)
Wholesale		4,356.9		(12,706.4)		(17,063.3)	(391.6)
Total	Rs.	126,979.5	Rs.	74,213.8	Rs.	(52,765.7)	(41.6)
Net interest revenue after allowance for credit losses	Rs.	621,860.0	Rs.	839,774.7	Rs.	217,914.7	35.0

Interest and Dividend Revenue

Interest income on loans increased by 27.8 percent from Rs. 1,057.9 billion in fiscal year 2022 to Rs. 1,351.8 billion in fiscal year 2023, primarily due to an increase in our average loan book. The average balance of our total loan book increased by 23.5 percent from Rs. 12,175.7 billion in fiscal year 2022 to Rs. 15,037.6 billion in fiscal year 2023. Our average balance of retail loans increased by 23.1 percent from Rs. 8,014.5 billion in fiscal year 2022 to Rs. 9,863.9 billion in fiscal year 2023. The growth in retail loans was primarily across the retail business banking, personal loans/credit cards and commercial vehicle and construction equipment finance segments. Our average balance of wholesale loans increased by 24.3 percent from Rs. 4,161.2 billion in fiscal year 2022 to Rs. 5,173.7 billion in fiscal year 2023. Retail loan yields decreased from 10.1 percent in fiscal year 2022 to 10.0 percent in fiscal year 2023. Wholesale loan yields increased from 6.0 percent in fiscal year 2022 to 7.0 percent in fiscal year 2023.

Interest on securities, including dividends and interest on trading assets, increased by 26.8 percent from Rs. 242.6 billion in fiscal year 2022 to Rs. 307.5 billion in fiscal year 2023. This was primarily driven by an increase in the average balance of our investments. The average balance of our investments increased by Rs. 733.5 billion from Rs. 4,214.4 billion in fiscal year 2022 to Rs. 4,947.9 billion in fiscal year 2023. Yields on our investments increased from 5.8 percent in fiscal year 2022 to 6.2 percent in fiscal year 2023.

Other interest revenue decreased by 7.5 percent from Rs. 32.6 billion in fiscal year 2022 to Rs. 30.2 billion in fiscal year 2023, primarily due to a decrease in the average balance of dues from banks and other interest earning assets during fiscal year 2023. The average balance of dues from banks and other interest earning assets decreased by 20.2 percent from Rs. 1,086.0 billion in fiscal year 2022 to Rs. 867.1 billion in fiscal year 2023. The yield on dues from banks and other interest earning assets increased from 3.0 percent in fiscal year 2022 to 3.5 percent in fiscal year 2023.

Interest Expense

Our interest expense on deposits increased by 25.8 percent from Rs. 489.0 billion in fiscal year 2022 to Rs. 615.1 billion in fiscal year 2023. This increase was primarily due to an increase in average interest-bearing deposits, which increased by 18.4 percent from Rs. 11,951.6 billion in fiscal 2022 to Rs. 14,149.6 billion in fiscal 2023. The average cost of our deposits, including non-interest-bearing deposits, increased from 3.6 percent in fiscal year 2022 to 3.8 percent in fiscal year 2023.

The average balance of our savings account deposits increased from Rs. 4,348.2 billion in fiscal year 2022 to Rs. 5,021.0 billion in fiscal year 2023, and the average balance of our time deposits increased from Rs. 7,603.4 billion in fiscal year 2022 to Rs. 9,128.6 billion in fiscal year 2023. The cost of our time deposits increased from 4.6 percent in fiscal year 2022 to 5.0 percent in fiscal year 2023.

Interest expense on our short term borrowings increased by 229.0 percent from Rs. 17.8 billion in fiscal year 2022 to Rs. 58.8 billion in fiscal year 2023, primarily on account of an increase in cost of our short term borrowings, which increased from 2.4 percent in fiscal year 2022 to 4.9 percent in fiscal year 2023. In addition, this increase was also driven by an increase in the average balance of our short term borrowings, which increased by 59.6 percent from Rs. 750.2 billion in fiscal year 2022 to Rs. 1,197.0 billion in fiscal year 2023. Interest expense on our long term debt increased by 31.2 percent, primarily on account of an increase in our average balance of long term debt from Rs.1,243.2 billion in fiscal year 2022 to Rs. 1,646.7 billion in fiscal year 2023. The cost of our long term debt remained stable at 6.2 percent in fiscal year 2022 and fiscal year 2023.

Provision for Credit Losses

The CECL accounting guidance requires the measurement of our allowance for credit losses to be based on our estimate of lifetime expected credit losses inherent in our financial assets measured at amortized cost and certain off-balance sheet credit exposures.

For the purposes of incorporating reasonable and supportable forecast into the CECL calculation, we have developed models using macroeconomic variables such as GDP, private final consumption expenditure, gross fixed capital formation, index of industrial production on its expected losses, and consensus macro-economic forecasts surveyed and published by the RBI: Centre for Monitoring Indian Economy. The output of our models is appropriately adjusted with additional forward-looking quantitative and qualitative factors, including economic, business and portfolio-specific outlook where required.

The Bank relies on a single economic variable to develop reasonable and supportable forecasts and uses consensus macro-economic forecasts surveyed and published by the RBI: Centre for Monitoring Indian Economy. Accordingly, the Bank considered a GDP forecast of 4.0 percent for fiscal year 2023 and applied relevant forward-looking overlays for the reporting as of March 31, 2022 to take cognizance of the possibility of a “third wave”. For the March 31, 2023 reporting, the Bank has considered GDP growth forecast of 5.7 percent for fiscal year 2024. Global growth slowdown could weigh on exports and domestic manufacturing, while demand from private consumption could also slow down as effects from post-pandemic pent-up demand fade. However, some support to growth can be expected from recovery in the private and government spending on capital expenditure.

In addition to the above judgment and estimates, provision for credit losses is impacted by unanticipated changes in asset quality of portfolio such as increase and decrease in credit or internal risk ratings, or improvement or deterioration in the borrower’s delinquencies or credit scores, all of which have some degree of uncertainty. In fiscal year 2023, due to improvements in asset quality, the provision for credit losses decreased from Rs. 127.0 billion in fiscal year 2022 to Rs. 74.2 billion in fiscal year 2023.

Our provisions for credit losses of our retail loans decreased from Rs. 122.6 billion in fiscal year 2022 to Rs. 86.9 billion in fiscal year 2023. The decrease in allowances was in our auto loan, commercial transportation and other retail segments, partially offset by an increase in retail business banking segments. Our provisions for wholesale loans decreased from Rs. 4.4 billion in fiscal year 2022 to a benefit of Rs. 12.7 billion in fiscal year 2023. The decrease in our estimate of losses is offset by the increase in allowance due to growth in our retail and wholesale loan portfolio. Our total allowances for credit losses as a percentage of gross loans decreased from 2.6 percent in fiscal year 2022 to 2.1 percent in fiscal year 2023.

Non-Interest Revenue

Our non-interest revenue increased by 7.7 percent from Rs. 270.6 billion in fiscal year 2022 to Rs. 291.4 billion in fiscal year 2023. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2022		2023		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Fees and commissions	Rs.	202,979.5	Rs.	239,603.7	Rs.	36,624.2	18.0
Net, realized gain/ (loss) and allowance on available for sale debt securities		19,660.9		(791.2)		(20,452.1)	(104.0)
Trading securities gains/(loss), net		2,455.5		479.9		(1,975.6)	(80.5)
Foreign exchange transactions		34,851.4		25,547.0		(9,304.4)	(26.7)
Derivatives gains/(loss), net		1,422.0		15,366.1		13,944.1	980.6
Other, net		9,204.9		11,181.0		1,976.1	21.5
Total non-interest revenue, net	Rs.	270,574.2	Rs.	291,386.5	Rs.	20,812.3	7.7

Fees and commissions increased by 18.0 percent from Rs. 203.0 billion in fiscal year 2022 to Rs. 239.6 billion in fiscal year 2023, primarily on account of an increase in payments and cards business fees, commissions on distribution of mutual funds and insurance products and lending-related fees.

The loss on AFS securities was primarily attributable to realized net loss from the sale of debt securities and Government of India securities. The gain on trading securities was primarily attributable to net gains on mutual funds and partially offset by net realized loss on sale of debt securities.

In fiscal year 2023, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 15.3 billion, primarily on account of a gain of Rs. 6.7 billion from forward exchange contracts, Rs.5.9 billion from interest rate derivatives and Rs. 2.7 billion from currency options and currency swaps. In fiscal year 2022, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 1.5 billion, primarily on account of a gain of Rs. 4.8 billion from currency options, interest rate derivatives and forward rate agreements, which mainly resulted from mark-to-market gains, partially offset by a loss of Rs. 1.7 billion from currency swaps and a loss of Rs. 1.6 billion from forward exchange contracts. Income from foreign exchange transactions amounted to Rs. 25.5 billion during fiscal year 2023 as compared to Rs. 34.9 billion during fiscal year 2022. As a result, income from foreign exchange transactions and derivatives increased from Rs. 36.3 billion in fiscal year 2022 to Rs. 40.9 billion in fiscal year 2023.

Our other non-interest revenue increased by Rs. 2.0 billion to Rs. 11.2 billion in fiscal year 2023 as compared to Rs. 9.2 billion in fiscal year 2022, mainly driven by realized gains on the sale of our equity investments and mark-to-market gains from our equity instruments that are carried at fair value.

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Years ended March 31,
	2022		2023		Increase/ (Decrease)		% Increase/ (Decrease)	2022 % of net revenues	2023 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	165,287.7	Rs.	199,726.8	Rs.	34,439.1	20.8	18.5	17.6
Premises and equipment		36,236.0		45,069.9		8,833.9	24.4	4.1	4.0
Depreciation and amortization		16,816.9		23,489.7		6,672.8	39.7	1.9	2.1
Administrative and other		154,931.4		200,493.0		45,561.6	29.4	17.4	17.7
Total non-interest expense	Rs.	373,272.0	Rs.	468,779.4	Rs.	95,507.4	25.6	41.8	41.4

Total non-interest expense increased by 25.6 percent from Rs. 373.3 billion in fiscal year 2022 to Rs. 468.8 billion in fiscal year 2023. Our net interest revenue after allowances for credit losses increased by 35.0 percent from Rs. 621.9 billion in fiscal year 2022 to Rs. 839.8 billion in fiscal year 2023. Our net revenue increased by 26.8 percent from Rs. 892.4 billion in fiscal year 2022 to Rs. 1,131.2 billion in fiscal year 2023. As a result, our non-interest expense as a percentage of our net revenues was 41.4 percent in fiscal year 2023 as compared to 41.8 percent in fiscal year 2022.

Salaries and staff benefits increased by 20.8 percent from Rs. 165.3 billion in fiscal year 2022 to Rs. 199.7 billion in fiscal year 2023, primarily attributable to an increase in the number of employees and annual wage revisions. The number of employees increased from 141,579 as of March 31, 2022 to 173,222 as of March 31, 2023.

Premises and equipment costs increased by 24.4 percent from Rs. 36.2 billion in fiscal year 2022 to Rs. 45.1 billion in fiscal year 2023, primarily on account of an increase in our lease, premises and infrastructure costs. Depreciation and amortization expenses increased from Rs. 16.8 billion in fiscal year 2022 to Rs. 23.5 billion in fiscal year 2023, mainly due to expansion of our branches and branch facilities.

Administrative and other expenses increased by 29.4 percent from Rs. 154.9 billion in fiscal year 2022 to Rs. 200.5 billion in fiscal year 2023, primarily on account of higher card-related costs, collection/servicing cost, expenditure for the purchase of priority sector lending certificates and insurance expenses. As of March 31, 2023, we had 7,821 branches and 19,727 ATMs and CDMs across 3,811 locations, compared to 6,342 branches and 18,130 ATMs and CDMs across 3,188 locations as of March 31, 2022. This increase also led to an overall increase in our non-interest expense.

Income Tax

Our income tax expense, net of interest earned on income tax refunds, increased by 25.3 percent from Rs. 132.6 billion in fiscal year 2022 to Rs. 166.1 billion in fiscal year 2023. Our annual effective tax rate was 25.1 percent in fiscal year 2023 as compared to 25.5 percent in fiscal year 2022.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscal years 2022 and 2023:

	Year ended March 31,
	2022	2023
Effective statutory income tax rate	25.17%	25.17%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	0.67	0.25
Interest on income tax refunds	—	(0.33)
Income subject to rates other than the statutory income tax rate	(0.45)	—
Other, net	0.14	(0.01)
Annual effective income tax rate	25.53%	25.08%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 28.4 percent from Rs. 386.0 billion in fiscal year 2022 to Rs. 495.4 billion in fiscal year 2023.

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

	Years ended March 31,
	2021		2022		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Interest and dividend revenue:
Loans	Rs.	1,017,047.8	Rs.	1,057,925.6	Rs.	40,877.8	4.0
Available for sale debt securities, trading securities		230,064.7		242,590.5		12,525.8	5.4
Other		28,855.1		32,620.9		3,765.8	13.1
Total interest and dividend revenue		1,275,967.6		1,333,137.0		57,169.4	4.5
Interest on deposits		501,260.2		489,010.1		(12,250.1)	(2.4)
Interest on short term borrowings		12,531.8		17,675.2		5,143.4	41.0
Interest on long term debt		78,361.5		77,456.3		(905.2)	(1.2)
Other interest expense		127.6		155.9		28.3	22.2
Total interest expense		592,281.1		584,297.5		(7,983.6)	(1.3)
Net interest revenue	Rs.	683,686.5	Rs.	748,839.5	Rs.	65,153.0	9.5
Less: Provision for credit losses:
Retail		145,821.9		122,622.6		(23,199.3)	(15.9)
Wholesale		8,411.5		4,356.9		(4,054.6)	(48.2)
Total	Rs.	154,233.4	Rs.	126,979.5	Rs.	(27,253.9)	(17.7)
Net interest revenue after allowance for credit losses	Rs.	529,453.1	Rs.	621,860.0	Rs.	92,406.9	17.5

Interest and Dividend Revenue

Interest income on loans increased by 4.0 percent from Rs. 1,017.0 billion in fiscal year 2021 to Rs. 1,057.9 billion in fiscal year 2022, primarily due to an increase in our average loan book. The average balance of our total loan book increased by 15.0 percent from Rs. 10,589.5 billion in fiscal year 2021 to Rs. 12,175.7 billion in fiscal year 2022. Our average balance of retail loans increased by 14.9 percent from Rs. 6,975.0 billion in fiscal year 2021 to Rs. 8,014.5 billion in fiscal year 2022. The growth in retail loans was primarily across the retail business banking, housing loans and personal loans/credit cards segments. Our average balance of wholesale loans increased by 15.1 percent from Rs. 3,614.5 billion in fiscal year 2021 to Rs. 4,161.2 billion in fiscal year 2022. Retail loan yields decreased from 10.8 percent in fiscal year 2021 to 10.1 percent in fiscal year 2022. Wholesale loan yields decreased from 7.3 percent in fiscal year 2021 to 6.0 percent in fiscal year 2022.

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

Non-Interest Revenue

Our non-interest revenue increased by 7.0 percent from Rs. 253.0 billion in fiscal year 2021 to Rs. 270.6 billion in fiscal year 2022. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2021		2022		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Fees and commissions	Rs.	165,410.4	Rs.	202,979.5	Rs.	37,569.1	22.7
Net, realized gain/ (loss) and allowance on available for sale debt securities		53,010.1		19,660.9		(33,349.2)	(62.9)
Trading securities gains/(loss), net		1,481.0		2,455.5		974.5	65.8
Foreign exchange transactions		27,762.6		34,851.4		7,088.8	25.5
Derivatives gains/(loss), net		(3,253.0)		1,422.0		4,675.0	(143.7)
Other, net		8,564.6		9,204.9		640.3	7.5
Total non-interest revenue, net	Rs.	252,975.7	Rs.	270,574.2	Rs.	17,598.5	7.0

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

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Years ended March 31,
	2021		2022		Increase/ Decrease		% Increase/ Decrease	2021 % of net revenues	2022 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	143,755.9	Rs.	165,287.7	Rs.	21,531.8	15.0	18.4	18.5
Premises and equipment		35,763.2		36,236.0		472.8	1.3	4.6	4.1
Depreciation and amortization		13,860.2		16,816.9		2,956.7	21.3	1.7	1.9
Administrative and other		149,223.0		154,931.4		5,708.4	3.8	19.1	17.4
Total non-interestexpense	Rs.	342,602.3	Rs.	373,272.0	Rs.	30,669.7	9.0	43.8	41.8

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

Liquidity and Capital Resources

Our growth is financed by a combination of cash generated from operations, increases in our customer deposits, borrowings and new issuances of equity capital and other securities qualifying as Tier I and Tier II capital. We believe that cash flows from operations, available cash balances and our ability to generate cash through short-and long-term debt and deposits are sufficient to fund our operating liquidity needs.

The following table sets forth our cash flows from operating activities, investing activities and financing activities in a condensed format. We have aggregated certain line items set forth in the cash flow statement that is part of our financial statements included elsewhere in this report in order to facilitate an understanding of significant trends in our business.

	Years ended March 31,
	2021		2022		2023
	(in millions)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	326,006.4	Rs.	386,603.0	Rs.	496,264.4
Non-cash adjustments to net income		123,423.8		135,507.9		137,402.1
Net change in other assets and liabilities		472,346.0		58,907.3		(156,465.9)
Net cash provided by operating activities	Rs.	921,776.2	Rs.	581,018.2	Rs.	477,200.6
Cash Flows from Investing Activities:
Net change in term placements		4,168.0	Rs.	(366,297.2)	Rs.	(498,561.2)
Net change in investments		(823,663.2)		(162,341.6)		(564,821.7)
Net change in repurchase and resell agreements		(171,982.8)		(307,207.6)		(234,067.0)
Loans purchased net of repayments		(65,522.2)		(125,978.2)		(188,511.6)
Increase in loans originated, net of principal collections		(1,446,355.1)		(2,328,833.2)		(2,864,884.7)
Net additions to property and equipment		(17,653.7)		(26,125.3)		(43,193.5)
Activity in equity securities, net		(140.7)		14,503.3		1,256.7
Net cash used in investing activities	Rs.	(2,521,149.7)	Rs.	(3,302,279.8)	Rs.	(4,392,783.0)
Cash Flows from Financing Activities:
Net increase in deposits	Rs.	1,882,763.1	Rs.	2,237,238.5	Rs.	3,224,774.3
Net increase (decrease) in short term borrowings		(138,024.7)		314,735.9		535,729.9
Proceeds from issuance of shares by subsidiaries to non-controlling interest		492.4		691.8		822.7
Net increase (decrease) in long term debt		155,704.2		369,583.2		464,819.5
Proceeds from issuance of equity shares for options exercised		17,601.0		26,097.3		34,158.3
Net proceeds from issuance of equity shares		—		—		—
Payment of dividends and dividend tax		(166.6)		(36,239.2)		(86,394.3)
Net cash provided by financing activities	Rs.	1,918,369.4	Rs.	2,912,107.5	Rs.	4,173,910.4
Effect of exchange rate changes on cash and due from banks, and restricted cash	Rs.	(262.2)	Rs.	490.5	Rs.	7,036.1
Net change in cash and due from banks, and restricted cash	Rs.	318,733.7	Rs.	191,336.4	Rs.	265,364.1
Cash and due from banks, and restricted cash, beginning of year	Rs.	611,961.0	Rs.	930,694.7	Rs.	1,122,031.1
Cash and due from banks, and restricted cash, end of year	Rs.	930,694.7	Rs.	1,122,031.1	Rs.	1,387,395.2

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

Cash Flows from Operating Activities

Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities decreased from Rs. 581.0 billion in fiscal year 2022 to Rs. 477.2 billion in fiscal year 2023, mainly due to lower cash flows in fiscal year 2023 as compared to fiscal year 2022. This was largely a result of an increase in our investments held for trading in fiscal year 2023 as compared to a decrease in fiscal year 2022, partially offset by an increase in our net income.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. Net cash flows used for loan origination and purchase, net of principal collections and repayments, increased from Rs. 2,454.8 billion in fiscal year 2022 to Rs. 3,053.4 billion in fiscal year 2023, largely on account of an increase in retail and wholesale loan portfolios in fiscal year 2023 as compared to fiscal year 2022. Net cash flows used due to net change in investments was Rs. 564.8 billion in fiscal year 2023, primarily on account of an increase in our available-for-sale government securities, partially offset by a decrease in our investments in credit substitutes. Net cash flows used in repurchase and reverse repurchase agreements decreased from Rs. 307.2 billion in fiscal year 2022 to Rs. 234.1 billion in fiscal year 2023. Net cash flow used in term placement aggregated Rs. 498.6 billion in fiscal year 2023 compared to Rs. 366.3 billion in fiscal year 2022.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Our total deposits increased by 20.8 percent from Rs. 15,580.0 billion in fiscal 2022 to Rs. 18,826.6 billion in fiscal year 2023. Time deposits increased by 29.6 percent from Rs. 8,080.6 billion in fiscal year 2022 to Rs. 10,472.5 billion in fiscal year 2023. Savings account deposits increased by 9.9 percent from Rs. 5,117.4 billion as of March 31, 2022 to Rs. 5,624.9 billion as of March 31, 2023. Our non-interest-bearing current account deposits increased by 14.6 percent from Rs. 2,382.1 billion as of March 31, 2022 to Rs 2,729.2 billion as of March 31, 2023. Savings account deposits at Rs. 5,624.9 billion and current account deposits at Rs. 2,729.2 billion accounted for 44.4 percent of our total deposits as of March 31, 2023. Our short term borrowings increased by Rs. 535.7 billion from Rs. 554.2 billion in fiscal year 2022 to Rs. 1,089.9 billion in fiscal year 2023. Our long term debt increased by 32.2 percent from Rs. 1,554.3 billion in fiscal year 2022 to Rs. 2,054.4 billion in fiscal year 2023. Short term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized for our treasury operations. Long term borrowings are primarily comprised of subordinated debt and other long term debt. Of our total long term debt of Rs. 2,054.4 billion, Rs. 125.6 billion is perpetual debt and Rs. 1,928.8 billion pertains to other long term debt. Of our total other long term debt Rs. 515.3 billion will mature by fiscal year 2024, Rs. 885.3 billion between fiscal year 2025 and fiscal year 2026, Rs. 189.2 billion between fiscal year 2027 and fiscal year 2028 and Rs. 339.0 billion beyond fiscal year 2028.

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

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. Net cash flows used for loan origination and purchase, net of principal collections and repayments, increased from Rs. 1,511.9 billion in fiscal year 2021 to Rs. 2,454.8 billion in fiscal year 2022, largely on account of an increase in retail and wholesale loan portfolios in fiscal year 2022 as compared to fiscal year 2021. Net cash flows used due to net change in investments was Rs. 162.3 billion in fiscal year 2022, primarily on account of an increase in our available-for-sale government securities and credit substitutes. Net cash flows used in repurchase and reverse repurchase agreements increased from Rs. 172.0 billion in fiscal year 2021 to Rs. 307.2 billion in fiscal year 2022. Net cash flow used in term placement aggregated Rs. 366.3 billion in fiscal year 2022 compared to net cash flow from term placement of Rs. 4.2 billion in fiscal year 2021.

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

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2022 and March 31, 2023:

	As of March 31,
	2022		2023		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions except percentages)
Cash and due from banks, and restricted cash	Rs.	1,122,031.1	Rs.	1,387,395.2	Rs.	265,364.1	23.7
Investments held for trading		53,199.5		135,831.1		82,631.6	155.3
Investments available for sale debt securities		4,388,563.1		4,878,844.0		490,280.9	11.2
Securities purchased under agreements to resell		373,053.3		455,275.4		82,222.1	22.0
Loans, net		14,036,872.2		17,052,927.9		3,016,055.7	21.5
Accrued interest receivable		134,467.7		186,091.2		51,623.5	38.4
Property and equipment		65,826.4		87,569.7		21,743.3	33.0
Goodwill		74,937.9		74,937.9		—	—
Other assets		864,754.3		1,496,751.6		631,997.3	73.1
Total assets	Rs.	21,113,705.5	Rs.	25,755,624.0	Rs.	4,641,918.5	22.0

Our total assets increased by 22.0 percent from Rs. 21,113.7 billion as of March 31, 2022 to Rs. 25,755.6 billion as of March 31, 2023.

Our cash and due from banks, and restricted cash increased by 23.7 percent from Rs. 1,122.0 billion as of March 31, 2022 to Rs. 1,387.4 billion as of March 31, 2023, primarily on account of net cash provided by our operating and financing activities, partially offset by net cash used in our investing activities. Cash and due from banks, and restricted cash is comprised of cash and balances due from banks. We are also required to maintain cash balances with the RBI to meet our cash reserve ratio requirement. Banks in India, including us, are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. We have classified the cash reserve maintained with the RBI as restricted cash.

Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from the date of purchase. Investments held for trading increased by 155.3 percent from Rs. 53.2 billion as of March 31, 2022 to Rs. 135.8 billion as of March 31, 2023, primarily on account of an increase in our investments in government securities and corporate bonds and partially offset by a decrease in units of mutual fund.

Investments AFS debt securities increased by 11.2 percent primarily on account of an increase in our government securities partially offset by a decrease in credit substitutes.

Net loans increased by 21.5 percent on account of an increase in both retail and wholesale loan portfolios. Our gross retail loan portfolio increased by 23.6 percent from Rs. 9,310.5 billion as of March 31, 2022 to Rs. 11,506.6 billion as of March 31, 2023. The growth in retail loans was primarily across the retail business banking, personal loans/credit cards and commercial vehicle and construction equipment finance segments. Our gross wholesale loan book increased by 15.9 percent from Rs. 5,099.0 billion as of March 31, 2022 to Rs. 5,911.5 billion as of March 31, 2023. Our allowances for credit losses increased from Rs. 298.3 billion as of March 31, 2022 to Rs. 303.9 billion as of March 31, 2023 for our retail loans and decreased from Rs. 74.4 billion as of March 31, 2022 to Rs. 61.3 billion as of March 31, 2023 for our wholesale loans.

Accrued interest receivable increased by 38.4 percent from Rs. 134.5 billion as of March 31, 2022 to Rs. 186.1 billion as of March 31, 2023, primarily on account of an increase in our loans and investment securities.

Our property and equipment increased by Rs. 21.7 billion. We added 734 branches and 2,043 ATMs and CDMs in fiscal year 2022 and 1,479 branches and 1,597 ATMs and CDMs in fiscal year 2023.

We paid a purchase consideration of Rs. 102.8 billion to acquire the net assets of CBoP at a fair value of Rs. 27.8 billion, thereby recognizing unidentified intangibles (goodwill) of Rs. 74.9 billion during fiscal year 2009. The goodwill arising from the business combination is tested on an annual basis for impairment. The said goodwill has not been impaired as of March 31, 2023 and has been carried forward at the same value as the value at the acquisition date.

Other assets increased by 73.1 percent from Rs. 864.8 billion as of March 31, 2022 to Rs. 1,496.8 billion as of March 31, 2023, primarily due to an increase in term placement from Rs. 471.5 billion as of March 31, 2022 to Rs. 970.1 billion as of March 31, 2023. Other assets include a right-of-use asset of Rs. 90.0 billion as of March 31, 2023 and of Rs. 71.6 billion as of March 31, 2022, related to our future lease payments as a lessee under operating leases as of March 31, 2023.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2022 and March 31, 2023:

	As of March 31,
	2022		2023		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions, except percentages)
Liabilities
Interest-bearing deposits	Rs.	13,197,979.7	Rs.	16,097,459.3	Rs.	2,899,479.6	22.0
Non-interest-bearing deposits		2,382,052.2		2,729,176.3		347,124.1	14.6
Total deposits		15,580,031.9		18,826,635.6		3,246,603.7	20.8
Securities sold under repurchase agreements		151,844.9		—		(151,844.9)	(100.0)
Short term borrowings		554,167.6		1,089,897.5		535,729.9	96.7
Accrued interest payable		82,412.8		112,463.2		30,050.4	36.5
Long term debt		1,554,333.4		2,054,436.4		500,103.0	32.2
Accrued expenses and other liabilities		681,461.5		754,353.4		72,891.9	10.7
Total liabilities		18,604,252.1		22,837,786.1		4,233,534.0	22.8
Non-controlling interest in subsidiaries		4,615.0		5,637.2		1,022.2	22.1
HDFC Bank Limited shareholders’ equity		2,504,838.4		2,912,200.7		407,362.3	16.3
Total liabilities and shareholders’ equity	Rs.	21,113,705.5	Rs.	25,755,624.0	Rs.	4,641,918.5	22.0

Our total liabilities increased by 22.8 percent from Rs. 18,604.3 billion as of March 31, 2022 to Rs. 22,837.8 billion as of March 31, 2023. This increase was primarily attributable to the growth in our deposits. The increase in our interest-bearing deposits was on account of an increase in time deposits and savings deposits. Time deposits increased by 29.6 percent from Rs. 8,080.6 billion as of March 31, 2022 to Rs. 10,472.5 billion as of March 31, 2023. Savings account deposits increased by 9.9 percent from Rs. 5,117.4 billion as of March 31, 2022 to Rs. 5,624.9 billion as of March 31, 2023. Our non-interest-bearing current account deposits increased by 14.6 percent from Rs. 2,382.1 billion as of March 31, 2022 to Rs. 2,729.2 billion as of March 31, 2023.

Most of our funding requirements are met through short term and medium term funding sources. Of our total non-equity sources of funding, primarily comprised of deposits and borrowings, deposits accounted for 82.4 percent, short term borrowings accounted for 4.8 percent and long term debt accounted for 9.0 percent as of March 31, 2023. Our short term borrowings, comprised primarily of money market borrowings, increased by Rs. 535.7 billion from Rs. 554.2 billion as of March 31, 2022 to Rs. 1,089.9 billion as of March 31, 2023. Our long term debt increased by 32.2 percent from Rs. 1,554.3 billion in fiscal year 2022 to Rs. 2,054.4 billion in fiscal year 2023.

Accrued interest payable increased by Rs. 30.1 billion from Rs. 82.4 billion as of March 31, 2022 to Rs. 112.5 billion as of March 31, 2023. This increase was primarily on account of an increase in interest accrued on our interest-bearing deposits and borrowings.

Accrued expenses and other liabilities increased by 10.7 percent from Rs. 681.5 billion as of March 31, 2022 to Rs. 754.4 billion as of March 31, 2023, primarily on account of an increase in derivatives from Rs. 74.8 billion as of March 31, 2022 to Rs. 98.8 billion as of March 31, 2023 and other payables partially offset by a decrease in remittances in transit. Accrued expenses and other liabilities include lease liabilities of Rs. 78.1 billion as of March 31, 2022 and Rs. 97.7 billion as of March 31, 2023 related to our future lease payments as a lessee under operating leases. Accrued expenses and other liabilities include our allowance for credit losses on our off-balance sheet credit exposures and undrawn commitments, aggregating Rs. 6.1 billion as of March 31, 2022 and Rs. 5.8 billion as of March 31, 2023.

Shareholders’ equity increased on the exercise of 34,201,810 stock options by employees and on an increase in our retained earnings, partially offset by a decrease in the balance of our accumulated other comprehensive income. One ADS continues to represent three equity shares.

Capital

We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. The RBI issued detailed guidelines for implementation of Basel III capital regulations in May 2012. The minimum capital requirements under Basel III are being phased-in as per the guidelines prescribed by the RBI. Accordingly, we are required to maintain a minimum Common Equity Tier I ratio of 8.2 percent, a minimum total Tier I capital ratio of 9.7 percent and a minimum total capital ratio of 11.7 percent (each including capital conservation buffer and additional capital applicable to us as a D-SIB) as of March 31, 2023.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under Basel III as of March 31, 2022 and March 31, 2023 are as follows:

	As of March 31,
	2022		2023		2023
	(in millions, except percentages)
Tier I capital	Rs.	2,418,067.5	Rs.	2,718,239.1	US$	33,072.6
Tier II capital		139,277.5		337,409.4		4,105.2
Total capital	Rs.	2,557,345.0	Rs.	3,055,648.5	US$	37,177.8
Total risk weighted assets	Rs.	13,535,108.5	Rs.	15,866,349.6	US$	193,044.8
Capital ratios of the Bank:
Common Equity Tier I		16.67%		16.40%		16.40%
Tier I		17.87%		17.13%		17.13%
Total capital		18.90%		19.26%		19.26%
Minimum capital ratios required by the RBI:*
Tier I		9.700%		9.700%		9.700%
Total capital		11.700%		11.700%		11.700%

*	The Tier I and Total capital ratios include a capital conservation buffer and additional capital applicable to us as a D-SIB.

Capital Expenditure

Our capital expenditure consists principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. Our capital expenditure was Rs. 43.2 billion in fiscal year 2023. We have current plans for capital expenditures of approximately Rs. 75.6 billion in fiscal year 2024. Our budgeted capital expenditure is primarily to expand our branch and ATM network, to upgrade and expand our hardware, data center, network and other systems, to add new equipment in and expand our existing premises and to relocate our branches and back-offices. We believe that our capital and free reserves are sufficient to fund our capital expenditure needs. We may use these budgeted amounts for other purposes depending on, among other factors, the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts. See also “Risk Factors—A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets”, “Risk Factors—Financial and political instability in other countries may cause increased volatility in the Indian financial market” and “Risk Factors—Pandemics or similar public health crises may have a material adverse effect on our business, financial condition and results of operations”.

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

The following table presents the aggregate notional principal amounts of our outstanding forward exchange and derivative contracts as of March 31, 2023, together with the fair values on each reporting date:

	As of March 31, 2023
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(in millions)
Interest rate derivatives	Rs.	5,974,019.2	Rs.	41,148.2	Rs.	36,627.4	Rs.	4,520.8	US$	72,685.5	US$	55.0
Forward rate agreements		140,693.0		1,848.4		541.4		1,307.0		1,711.8		15.9
Currency options		257,641.1		1,402.4		1,578.3		(175.9)		3,134.7		(2.1)
Currency swaps		372,114.3		21,753.7		7,213.4		14,540.3		4,527.5		176.9
Forward exchange contracts		9,052,221.4		55,596.7		52,823.0		2,773.7		110,137.7		33.7
Total	Rs.	15,796,689.0	Rs.	121,749.4	Rs.	98,783.5	Rs.	22,965.9	US$	192,197.2	US$	279.4

We have not designated the above derivative contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with subsequent changes in fair value recorded in earnings.

For the interest rate structure of financial instruments related to foreign currency borrowings, see Notes 15 and 16 to the Consolidated Financial Statements.

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

	As of March 31,
	2022		2023		2023
	(in millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	422,406.2	Rs.	494,191.3	US$	6,012.8
Performance guarantees		417,227.2		519,953.0		6,326.2
Documentary credits		615,639.6		614,555.5		7,477.3
Total	Rs.	1,455,273.0	Rs.	1,628,699.8	US$	19,816.3

Guarantees and documentary credits outstanding increased by 11.9 percent from Rs. 1,455.3 billion as of March 31, 2022 to Rs. 1,628.7 billion as of March 31, 2023, principally due to growth in our trade finance business.

Undrawn Commitments

Our undrawn commitments in respect of loans and financing provided to customers aggregated to Rs. 730.9 billion and Rs. 372.3 billion (US$ 4.5 billion) as of March 31, 2022 and March 31, 2023, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time we have the unilateral right to decline to make the loan. If we were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, we have unconditional cancellable commitments aggregating to Rs. 5,528.4 billion and Rs. 7,273.0 billion (US$ 88.5 billion) as of March 31, 2022 and March 31, 2023, respectively. See also Note 23 “Financial Instruments” in our consolidated financial statements included elsewhere in this report.

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

The residual maturities of the above commitments as of March 31, 2023 are set forth in the following table:

	Amount of Commitment Expiration Per Period, as of March 31, 2023
	Total Amounts Committed(1)		Up to 1 Year		1-3 Years		3-5 Years		Over 5 Years
	(in millions)
Documentary credits	Rs.	614,555.5	Rs.	563,021.3	Rs.	49,658.1	Rs.	1,869.2	Rs.	6.9
Guarantees		1,014,144.3		713,119.9		221,071.0		58,721.8		21,231.6
Forward exchange and derivative contracts		15,796,689.0		11,847,648.7		2,259,770.7		1,427,352.5		261,917.1
Total	Rs.	17,425,388.8	Rs.	13,123,789.9	Rs.	2,530,499.8	Rs.	1,487,943.5	Rs.	283,155.6

(1)	Denotes nominal values of documentary credits and guarantees and notional principal amounts of forward exchange and derivative contracts.

Extent of Dependence on Single Customer Exposures

Our exposures to our 10 largest borrowers as of March 31, 2023, based on the higher of the outstanding balances of or limits on, funded and non-funded exposures, were as follows. None of these exposures was impaired as of March 31, 2023:

	March 31, 2023
	Borrower Industry	Funded Exposure	Non-Funded Exposure		Total Exposure	Total Exposure
		(in millions)
Borrower 1	Financial Institution	Rs.284,002.5	Rs.	—	Rs.284,002.5	US$	3,455.4
Borrower 2	Power	220,901.6		1,200.0	222,101.6		2,702.3
Borrower 3	Financial Institution	205,801.0		—	205,801.0		2,504.0
Borrower 4	Coal & Petroleum Products	80,344.5		112,144.7	192,489.2		2,342.0
Borrower 5	Housing Finance Companies	185,299.0		—	185,299.0		2,254.5
Borrower 6	Coal & Petroleum Products	154,296.7		21,764.8	176,061.5		2,142.1
Borrower 7	Financial Institution	155,565.7		60.0	155,625.7		1,893.5
Borrower 8	Power	139,808.3		—	139,808.3		1,701.0
Borrower 9	Retail Trade	121,560.0		6,030.3	127,590.3		1,552.4
Borrower 10	Coal & Petroleum Products	112,479.0		15,070.0	127,549.0		1,551.9

Of the total exposure to these ten borrowers, approximately 24.8 percent was secured by collateral.

In June 2019, the RBI issued the revised Large Exposures Framework, which aims to align the exposure norms for Indian banks with BCBS standards. The guidelines came into effect from April 1, 2019, except for certain provisions which became effective from April 1, 2020. See “Supervision and Regulation—Large Exposures Framework”. As per this Large Exposure Framework, a bank’s exposure to a single NBFC is restricted to 15.0 percent of its available eligible capital base, while exposure values of a bank to a single counterparty must not be higher than 20.0 percent of its available eligible capital base, which can be extended to 25.0 percent by a bank’s board of directors under exceptional circumstances. The RBI in its circular dated September 12, 2019 stated that a bank’s exposure to a single NBFC (excluding gold loan companies) will be restricted to 20.0 percent of that bank’s eligible capital base. Bank finance to NBFCs predominantly engaged in lending against gold will continue to be governed by limits prescribed in the RBI circular dated May 18, 2012. A bank’s exposure to a single NBFC, having gold loans equivalent to or exceeding 50.0 percent of its total financial assets, is restricted to 7.5 percent of the banks’ capital funds, which can be extended to 12.5 percent if the additional exposure is on account of funds on-lent by the NBFC to the infrastructure sector. Tier I capital that fulfills the criteria set out in the RBI’s Basel III guidelines must be considered as eligible capital base for this purpose. As of March 31, 2023, our exposure to our 10 largest borrowers was equal to or more than 5.0 percent of our eligible capital base under this framework and was mainly comprised of large credit facilities to these borrowers. There were no exposures that exceeded the regulatory ceiling established by RBI.

Cross-border Exposures

The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business, we have both direct and indirect exposure to risks related to counterparties and entities in foreign countries. We monitor such cross-border exposures on an ongoing basis. As of March 31, 2023, our aggregate country risk exposure was 2.2 percent of our total assets, and our net funded exposure to any other country did not exceed 1 percent of our total assets as per the said guidelines.

Cybersecurity

We offer internet and mobile banking services to our customers. Our internet and mobile banking channel includes multiple services, such as electronic funds transfer, bill payment services, usage of credit cards online, requesting account statements and requesting cheque books. We are therefore exposed to cyber threats, such as hacking, phishing and trojans, targeting our customers, wherein fraudsters send unsolicited emails to our customers seeking account -sensitive information; hacking, wherein hackers seek to hack into our website with the primary intention of causing reputational damage to us; data theft, wherein cyber criminals may intrude into our network with the intention of stealing our internal data or our customer information or to extort money and data leakage, wherein sensitive internal bank data or customer information is inappropriately disclosed by parties entitled to access it. As the sophistication of cyber incidents continues to evolve, we shall continue to enhance the protective measures, investigate and remediate any vulnerability due to cyber incidents.

We have implemented various measures to mitigate risks that emanate from offering online banking to our customers. These are briefly enumerated below:

•

We have made significant advancements to further consolidate cyber security through initiatives such as the foundation of a next-generation Security Operations Center (“SOC”) for predictive security and incident management, introduction of SOAR (Security Orchestration, Automation & Response) to reduce incident response times, and network micro-segmentation for better control, visibility and preparedness against ransomware.

•

We have upgraded our monitoring and detection by deploying next generation security incident event management solution augmented by artificial intelligence (“AI”) and machine learning(“ML”) capabilities along with strong UEBA (User Entity Behavioral Analysis) functionalities and built-in threat modelling. This initiative and approach to leverage AI and ML as an entire suite to proactively detect and respond to threats has been seen as the first in the industry.

•	The 24/7 defacement monitoring and vulnerability management of the Bank’s internet properties minimize the surface area for cyber security attacks.

•

We are equipped with a dedicated program for attack surface management that includes continuous attack surface discovery and probing for weaknesses on the discovered assets. There has been a continuous effort to ensure that all significant weaknesses are remediated within a reasonable timeframe.

•

Phishing: We identify phishing sites and trojans targeting our customers and once identified, these sites are taken down. We have implemented a “Secure Access” system which provides an additional layer of security in addition to the customer identification (ID) and password requirement for internet banking transactions. Our practice also includes sending awareness mails to our customers, to educate them about phishing and the measures they should take to protect themselves from falling victim to it. We launched the ‘Vigil Aunty (VA)’ initiative, which encourages people across the country to practice safe banking habits. The customers are guided on safe banking dos and don’ts via the adopted cast of VA. VA has a designated WhatsApp number to connect with customers. In addition, customer ecommerce transactions and card transactions are continuously monitored.

•

Hacking and data theft: We have implemented network firewall, web application firewall and an intrusion prevention system at the perimeter of our network, in order to block any attempts to hack or breach our network. Our cybersecurity operations center (“CSOC”) operates 24 hours a day and 7 days a week, to secure against attempts made to breach our network. We have developed an Incident Management Procedure, a Cyber Security Policy and a Cyber Crisis Management Plan for the incident management process to ensure that relevant stakeholders are aware of their role in the event of any incident. We also test our internet facing infrastructure and applications for vulnerabilities including periodic red team assessments. Any vulnerability identified is remediated in a timely manner to ensure that the online banking services remain protected against the evolving threat. In addition, we have deployed a host intrusion prevention solution on the internet banking setup to protect against unpatched vulnerabilities. We have defined baseline security standards for the technologies in use. These standards are created while taking into consideration the industry best practices and are reviewed on a regular basis to counter new threat vectors and avoid obsolescence. We perform daily malware scanning of the default landing pages of our internet websites so that our customers are not compromised by malware that has been injected on non-logged web pages. In order to strengthen our protection against distributed denial of services (“DDOS”) attacks, we have also subscribed to anti-DDOS services.

Threat intelligence feeds and indicators of compromise received from government agencies, service providers and dark web monitoring vendors are logged in the security technologies deployed in our security operations center.

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

•

Anti-Advanced Persistence Threat (“Anti-APT): An APT is a prolonged and targeted cyber-attack in which an intruder gains access to a network and remains undetected for an extended period of time. We have implemented an Anti-APT system to prevent these attacks. All network elements such as email, web and endpoint computers are protected by the Anti-APT system.

•

Awareness programs: Our comprehensive e-learning module iSecurity Ambassador (iSA) is a mandatory assessment-based course on information and cyber security, which is accessible to all employees. We also send emails to raise employee awareness on cybersecurity, which include cyber tips, guidance on information technology, cyber security and other related issues as well as operating guidelines. As a part of on floor awareness, we also have posters and desktop calendars on phishing, vishing and smishing. All new joiners receive information regarding various aspects of information security issues in the everyday work environment and are required to complete the induction module, the Information Security Pledge, through classroom training. To gauge the awareness level of our employees, we send phishing surveys to employees for completion. We also test our employees using our own phishing attacks and measure their response, after which they are provided with specific education and awareness to ensure they are better prepared to face such attacks in the future.

•

Data privacy: Financial institutions regularly encounter a variety of data-related challenges involving issues such as data quality and accessibility. In today’s highly automated banking environment, such challenges can have serious effects on virtually all aspects of bank operations. Our data privacy program is a highly regulated initiative headed by the Data Privacy Officer (DPO) under the direct supervision of the Board and the Chief Information Security officer (CISO).

A privacy by design approach is central to our data privacy program to address privacy related risk. Our privacy program embeds ten principles in the various processes and technologies across our products and services to protect from financial, regulatory, operational, and brand damage.

We have established a process to perform privacy impact assessment to complement the overall risk assessment carried out before commissioning the product and services, where personal data is being processed. Privacy governance is integrated into all aspects of our operations. As a global organization that collects and processes the personal data of data subjects / data principals, we have established three core components related to privacy governance as under:

•	Governance: A governance structure which organizes and appropriately establishes the roles and responsibilities of employees and other stakeholders.

•	Control: A control model which establishes the set of data privacy controls that enables the decision making.

•	Operations: A set of processes, procedures and operations that provide operational support to privacy compliance.

Awareness and culture play a major role in implementing the right privacy program; accordingly the Data Privacy Office has initiated “Trust Banking” that includes initiatives like Mascot, Privacy Logo, conducting internal campaigns on regular intervals, a training program for employees and a “Data Privacy - intranet website” that acts as a knowledge hub.

Business Continuity

To ensure business continuity, we have an ISO 22301:2019 certified Business Continuity Program in place to minimize service disruptions and potential impact on its employees, customers and business during any unforeseen adverse events or circumstances. This program is designed in accordance with the guidelines issued by regulatory bodies and is subject to regular internal, external and regulatory reviews. The central Business Continuity Office works towards strengthening our continuity preparedness. The implementation is overseen by the Business Continuity Steering Committee which is chaired by the Chief Risk Officer. The Business Continuity Procedure has well defined roles and responsibilities for Crisis Management, Business Recovery, Emergency response and IT disaster recovery teams.

Some of the key aspects of this program include the following:

•	A steering committee for centralized monitoring of our Business Continuity program implementation;

•	Crisis management teams for effective management of recovery operations during disruptive events

•	A dedicated Disaster Recovery (“DR”) site for recovery of critical core and customer facing applications

•	Functional recovery plans for structured and speedy recovery of business; and

•	Periodic drills for testing the effectiveness of these functional recovery plans

These robust practices have enabled us to continue delivering banking services seamlessly during major disruptive events including, the COVID-19 pandemic.

MANAGEMENT

Directors and Senior Management

Our Memorandum and Articles of Association (“Articles”) provide that, until otherwise determined by the general meeting of shareholders, the number of our directors shall not be less than three or more than 15, excluding directors appointed pursuant to the terms of issued debt. As of March 31, 2023, our Board of Directors consisted of ten directors.

As per the Companies Act, unless the Articles provide for the retirement of all directors at every annual general meeting, not less than two-thirds of the total number of directors shall be persons whose period of office is liable to determination by retirement of directors by rotation. However, any retiring director may be reappointed by resolution of the shareholders. Pursuant to the Companies Act, every company shall have at least one director who has stayed in India for a total period of not less than 182 days in the previous calendar year (i.e., an Indian resident).

As per our Articles, so long as HDFC Limited, its subsidiary or any other company promoted by HDFC Limited, either singly or in the aggregate, holds not less than 20 percent of the paid-up equity share capital in the Bank, the Board of Directors of the Bank shall, with the approval of the shareholders, appoint the non-retiring directors from persons nominated by HDFC Limited. HDFC Limited shall be entitled to nominate the part-time Chairman and the Managing Director or the full-time Chairman as the case may be, subject to the approval of the RBI, the Board of Directors of the Bank and the shareholders. Currently, Mrs. Renu Karnad is the Non-Executive Director (“NED”) (nominee of HDFC Limited) of the Bank. The Banking Regulation Act 1949 (the “Banking Regulation Act”) and subsequent RBI notification, dated November 24, 2016, requires that not less than 51 percent of the board members shall consist of persons who have specialized knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, cooperation, economics, law, small-scale industry, information technology, payment and settlement systems, human resources, risk management, business management and any other matter which in the opinion of the RBI will be useful to the banking company. Of these, not less than two directors shall have specialized knowledge or practical experience in respect of agriculture and the rural economy, cooperation or small-scale industry. Dr. (Mrs.) Sunita Maheshwari is the Independent Director on the Board with specialized knowledge and practical experience in small scale industry and Mr. Umesh Chandra Sarangi is the Independent Director on the Board with specialized knowledge and practical experience in agriculture and rural economy. Mr. M.D. Ranganath is the Independent Director on the Board of the Bank with expertise in Information Technology. The skills, special knowledge and practical experience of the individual directors, as of March 31, 2023, comprise the following:

Sr. No.	Name	Designation	Expertise/Competence
1	Mr. Atanu Chakraborty	Part-time Non-Executive Chairman and Independent Director	Finance, Economy, Public Policy, Administration and Infrastructure, Banking, Risk Management, Payment & Settlement System, Business Management

2	Mr. Kaizad Bharucha(2)	Executive Director	Banking Business, Credit & Risk Management, Business Management

3	Mrs. Lily Vadera	Independent Director	Banking, Finance, International Relations

4	Mr. M.D. Ranganath	Independent Director	Finance, Accountancy, Information Technology, Risk Management, Business Management

5	Mrs. Renu Karnad	Non-Executive Director	Risk Management, Housing & Real Estate, Financial, Accounting & Audit, Consumer Behavior, Sales & Marketing, Legal and Strategy Management, Economics, Business Management

6	Mr. Sandeep Parekh	Independent Director	Law (with focus on securities market and financial regulations), Payment & Settlement System, Business Management

7	Mr. Sanjiv Sachar	Independent Director	Human Resource Management, Economics, Finance, Accountancy, Business Management

8	Mr. Sashidhar Jagdishan	Managing Director and Chief Executive Officer	Economics of Money, Banking and Finance, Accountancy, Business Management

9	Dr. (Mrs.) Sunita Maheshwari	Independent Director	Medicine, Healthcare, Entrepreneurship, General Administration, Small Scale Industries, Business Management

10	Mr. Umesh Chandra Sarangi	Independent Director	Agriculture and Rural Economy, Cooperation, Business Management

(1)

Mr. Bhavesh Zaveri was our Head of Operations, ATM and Cash Management Products as of March 31, 2023. He has expertise and competence in Banking, Accountancy, Payment and Settlement systems, Risk Management. The Shareholders of the Bank approved his appointment as Executive Director with effect from April 19, 2023 through Postal Ballot on June 11, 2023.

(2)

Mr. Kaizad Bharucha was our Executive Director as on March 31, 2023. The Shareholders of the Bank approved his appointment as Deputy Managing Director with effect from April 19, 2023 through Postal Ballot on June 11, 2023.

(3)

Mr. Malay Patel ceased to be an Independent Director on the Board of the Bank with effect from the close of business hours on March 30, 2023, upon completion of a continuous period of eight years from the date of his initial appointment as Director of the Bank.

Interested directors may not vote at board proceedings, except in relation to contracts or arrangements with a company in which that director holds (or two or more directors collectively hold) not more than 2 percent of the paid-up share capital. None of our directors or members of our senior management holds 1 percent or more of our equity shares.

Our Board of Directors, as of March 31, 2023, comprised:

Name of Director	Designation	Age
Mr. Atanu Chakraborty	Part time Non-Executive Chairman and Independent Director	63
Mr. Sashidhar Jagdishan	Managing Director and CEO	58
Mr. Kaizad Bharucha(2)	Executive Director	58
Mrs. Lily Vadera	Independent Director	62
Mr. M.D. Ranganath	Independent Director	61
Mrs. Renu Karnad	Non-Executive Director (Nominee of HDFC Limited)	70
Mr. Sandeep Parekh	Independent Director	51
Mr. Sanjiv Sachar	Independent Director	65
Dr. (Mrs.) Sunita Maheshwari	Independent Director	57
Mr. Umesh Chandra Sarangi	Independent Director	71

(1)

Mr. Bhavesh Zaveri was our Head of Operations, ATM and Cash Management Products as of March 31, 2023. The Shareholders of the Bank approved his appointment as Executive Director with effect from April 19, 2023 through Postal Ballot on June 11, 2023.

(2)

Mr. Kaizad Bharucha was our Executive Director as of March 31, 2023. The Shareholders of the Bank approved his appointment as Deputy Managing Director with effect from April 19, 2023 through Postal Ballot on June 11, 2023.

(3)

Mr. Malay Patel ceased to be an Independent Director on the Board of the Bank with effect from the close of business hours on March 30, 2023, upon completion of a continuous period of eight years from the date of his initial appointment as Director of the Bank. The brief biography of Mr. Malay Patel has been mentioned below.

The following are brief biographies of our directors, including the Part-Time Non-Executive Chairman and Independent Director of the Bank:

Mr. Atanu Chakraborty, aged 63 years , was appointed as the part-time Non-Executive Chairman and Independent Director of the Bank with effect from May 5, 2021, pursuant to the approval granted by the RBI and by the shareholders of the Bank at its 27th Annual General Meeting held on July 17, 2021. He has served in the Government of India, for a period of 35 years, as a member of the Indian Administrative Service (“IAS”) in Gujarat cadre, during which he mainly worked in areas of Finance & Economic Policy, Infrastructure, and Petroleum and Natural Gas. In the Government of India, he held various posts, such as Secretary to Government of India at the Department of Economic Affairs of the Ministry of Finance (“DEA”) during fiscal year 2020. As Secretary of the DEA, he coordinated economic policymaking across all ministries and departments. Furthermore, he managed the entire formulation process of the budget for the Government of India, including its passage in Parliament. He was responsible for the policies for fiscal management, public debt management and the development and management of financial markets.

Mr. Chakraborty also handled matters of financial stability and currency, as well as domestic and foreign–related issues. He managed the flow of funds by multilateral and bilateral financial institutions and had multiple interfaces with them. He also headed a multi-disciplinary task force for the National Infrastructure Pipeline (“NIP”). He served as Secretary to the Government of India for Disinvestment at the Department of Investment and Public Asset Management (“DIPAM”), where he was responsible for both the policy and the execution of disinvestments of the Government of India’s stake in state-owned enterprises.

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

Mr. Chakraborty has also served as alternate Governor on the Board of the World Bank, as well as on the Central Board of Directors of the RBI. He was the Chairman of the National Infrastructure Investment Fund (“NIIF”) and a Director of various listed companies. Mr. Chakraborty was the CEO and Managing Director of the Gujarat State Petroleum Corporation Limited group of companies, as well as Gujarat State Fertilizers and Chemicals Limited. Mr. Chakraborty has published articles in renowned journals in the areas of public finance, risk sharing in infrastructure projects and gas infrastructure. Mr. Chakraborty graduated with a Bachelor in Engineering in Electronics and Communication from NIT Kurukshetra. He holds a Diploma in Business Finance from the Institute of Financial Analysts of India (“ICFAI”), Hyderabad, and a Master in Business Administration from the University of Hull, United Kingdom.

Ms. Lily Vadera, aged 62 years, is a Non-Executive Director of the Bank. She holds a M.A. in International Relations and has more than 33 years of experience in central banking. She retired as Executive Director from RBI in October 2020 where she had been in charge of the Department of Regulation (“DoR”) and dealt with the regulatory framework for various entities in the financial sector, covering all categories of banks and non-banking finance companies. She was instrumental in setting up a framework for a regulatory sandbox providing a protected environment that enables FinTech companies to foster innovation in the financial services sector. Ms. Vadera played a significant role in the amalgamation of distressed banks. She represented the RBI and played an important role as a member of the Insolvency Law Committee set up by the Ministry of Corporate Affairs (“MCA”).

Mr. M.D. Ranganath, aged 61 years, is a Non-Executive Director of the Bank. He holds a Master in Technology from IIT, Madras, and a Bachelor in Engineering from the University of Mysore. He also holds a Postgraduate Diploma in Management (“PGDM”) from IIM, Ahmedabad, and is a member of CPA, Australia. Mr. Ranganath has over 32 years of experience in the Global IT services and financial services industry. He is currently the Chairman of Catamaran Ventures and was Chief Financial Officer of Infosys Limited, a listed global IT services company, until November 2018. During his tenure of 18 years at Infosys, he was an integral part of its growth and transformation into a globally respected IT services company and effectively assumed leadership roles in a variety of areas culminating in the role of the CFO: Strategy, Finance, Mergers and Acquisitions (“M&A”), Consulting, Risk Management, and Corporate Planning. Prior to Infosys, he worked at ICICI Limited for eight years and was responsible for credit, treasury, equity portfolio management and corporate planning. In 2017 and 2018, Mr. Ranganath was the recipient of the Best CFO Asia award in the technology sector by Institutional Investor publication, predicated on a poll of buy-side and sell-side investors.

Mrs. Renu Karnad, aged 70 years, is a Non-Executive Director of the Bank. She has been the Managing Director of HDFC Limited since 2010. She holds a Master’s degree in Economics from the University of Delhi and a degree in Law from the University of Mumbai. She is also a Parvin Fellow at the Woodrow Wilson School of Public and International Affairs, Princeton University, NJ, United States. Mrs. Karnad brings with her valuable experience and knowledge of the mortgage sector, having been associated with real estate and mortgage industry in India for over 40 years. Over the years, she has been the recipient of numerous awards and accolades, such as the “Outstanding Woman Business Leader” award granted by CBNC-TV18 at the India Business Leader Awards 2012, induction in the Hall of Fame, Fortune India magazine’s most powerful women from 2011 to 2019, “Top ten powerful women to watch out for in Asia” by Wall Street Journal Asia in 2006, etc. She had previously been a Non-Executive Director on the Board of the Bank.

Mr. Sandeep Parekh, aged 51 years, is a Non-Executive Director of the Bank. He holds a Master of Laws in Securities and Financial Regulation from Georgetown University and a Bachelor of Laws from Delhi University. He is the Managing Partner of Finsec Law Advisors, a financial sector law firm based in Mumbai. He was an Executive Director at SEBI from 2006 to 2008, heading both the Enforcement and Legal Affairs departments. He is a member of the visiting faculty at the Indian Institute of Management, Ahmedabad. He has worked for law firms in Delhi, Mumbai and Washington, D.C. Mr. Parekh focuses on securities regulations, investment regulations, private equity, corporate governance and financial regulation. He is admitted to practice law in the State of New York. He was recognized by the World Economic Forum as a “Young Global Leader” in 2008. He was Chairman and member of various committees and sub-committees at the SEBI and the RBI. He is currently a member of SEBI’s Mutual Fund Advisory Committee and a member of the advisory committee of the School of Regulatory Studies & Supervision (“SRSS”) of the National Institute of Securities Market (“NISM”). He has published op-eds in the Financial Times and Economic Times.

Mr. Sanjiv Sachar, aged 65 years, is a Non-Executive Director of the Bank. He is a Fellow Associate of the Institute of Chartered Accountants of India and former Senior Partner of Egon Zehnder, the world’s largest privately held executive search firm. Mr. Sachar set up the Egon Zehnder practice in India in 1995 and played a key role in establishing the firm as a market leader in the executive search space across various country segments. Over the course of his two decades at Egon Zehnder, Mr. Sachar has mentored senior executives across industry sectors that today serve as either board members, CEOs or CFOs of large corporations in India and overseas. Mr. Sachar was also the co-founder of the chartered accountancy and management consulting firm, Sachar Vasudeva & Associates, and co-founded another executive search firm, Direct Impact.

Dr. (Mrs.) Sunita Maheshwari, aged 57 years, is a Non-Executive Director the Bank. Dr. (Mrs.) Sunita Maheshwari was appointed as an Independent Director. She is a U.S. Board-certified Pediatric Cardiologist, and completed her MBBS at Osmania Medical College followed by post-graduate studies at AIIMS, Delhi and Yale University, CT, United States, with over 30 years of experience, she has lived and worked in the United States and India. In addition to being a clinician, Dr. (Mrs.) Maheshwari is a medical entrepreneur and co-founder at: (a) Teleradiology Solutions (India’s first and largest teleradiology company that has provided over 5 million diagnostic reports to patients and hospitals globally including for the Tripura state government), (b) Telrad Tech which builds AI-enabled telehealth software and (c) RXDX healthcare—a chain of multi-specialty neighborhood clinics in Bangalore.

She has also incubated other start-up companies in the telehealth space such as Healtheminds—a telecounseling platform. She is active in the social arena in India where she runs two trust funds. “People4people” has built over 450 playgrounds in government schools and Telrad Foundation provides teleradiology and telemedicine services to poor areas in Asia that do not have access to high quality medical care. Her other interests include teaching—she has been running India’s e-teaching program for postgraduates in Pediatric Cardiology for over a decade. In 2019, she helped the Kerala National health mission Hridayam launch e-classes in pediatric cardiology for pediatricians in the state.

She has over 200 academic presentations and publications to her credit and is an inspirational speaker having given over 200 lectures, including several TEDx talks. Dr. (Mrs.) Maheshwari is the recipient of several prestigious awards and honors including: WOW (Woman of Worth) 2019 award from Outlook Business, 50 most powerful women of India in March 2016, Amazing Indian award from Times Now 2014, Top 20 Women Health Care Achievers in India from Modern Medicare in 2009, Outstanding Fellow Teacher of the Year Award in 1995 by Yale University, among others.

Mr. Umesh Chandra Sarangi, aged 71 years, is a Non-Executive Director of the Bank. He holds a Master of Science in Botany from Utkal University, where he was a gold medalist. Mr. Sarangi has over three decades of experience at the IAS and brought in significant reforms for the modernization of agriculture, in particular on agro-processing and export. As the former Chairman of National Bank for Agricultural and Rural Development (“NABARD”) from December 2007 to December 2010, Mr. Sarangi focused on accelerated initiatives for rural infrastructure, such as microfinance, financial inclusion, watershed development and tribal development. Mr. Sarangi was appointed as a Director with specialized knowledge and experience in agriculture and rural economy pursuant to Section 10-A(2)(a) of the Banking Regulation Act 1949.

Mr. Sashidhar Jagdishan, aged 58 years, is the Managing Director and Chief Executive Officer (CEO) of the Bank. He has an overall experience of 31 years. He has graduated in Science with specialization in Physics, is a Chartered Accountant by profession and holds a Master’s degree in Economics of Money, Banking & Finance from the University of Sheffield, United Kingdom. Mr. Jagdishan joined the Bank in 1996 as a Manager in the Finance function. He became Business Head of Finance in 1999 and was appointed as Chief Financial Officer in 2008. He played a critical role in supporting the growth trajectory of the Bank and led the finance function with a pivotal role in aligning the organization in achieving the strategic objectives over the years. Prior to his appointment as Managing Director and CEO of the Bank, he was the Group Head of the Bank in addition to overseeing the functions of Finance, Human Resources, Legal & Secretarial, Administration, Infrastructure, Corporate Communications and Corporate Social Responsibility. Mr. Jagdishan is not a director in any other listed or public limited company.

Mr. Kaizad Bharucha, aged 58 years, is the Executive Director of the Bank. The Shareholders of the Bank approved the appointment of Mr. Kaizad Bharucha as Deputy Managing Director with effect from April 19, 2023 through Postal Ballot on June 11, 2023. He holds a Bachelor of Commerce from University of Mumbai and is a career banker with over 35 years of experience. He has been associated with the Bank since 1995. As an Executive Director, he was responsible for Wholesale Banking covering areas of Corporate Banking, PSUs, Capital & Commodities Markets, Financial Institutions, Custody, Mutual Funds, Global Capability Centre & Financial Sponsors coverage and Banks coverage. In his earlier position, he was responsible for Corporate Banking, Emerging Corporate Group, Business Banking, Healthcare Finance, Agri Lending, Tractor Financing, Commercial Vehicle finance, Commercial Equipment Finance, Infrastructure Finance, Department for Special operations and inclusive Banking initiatives group. In his previous position as Head of Credit & Market Risk, he was responsible for the Risk Management activities at the Bank, namely Credit Risk, Market Risk, Debt Management, Risk Intelligence and Control functions.

Mr. Bharucha is also the designated Director of the Financial Intelligence Unit (“FIU”) and the designated Director of the Internal Ombudsmen Committee. He represents the Bank in various interactions with regulators and government agencies. Prior to joining the Bank, he worked at SBI Commercial and International Bank in various areas including Trade Finance and Corporate Banking. He has represented HDFC Bank as a member of the working group on banking-related committees. Mr. Bharucha is not a director of any other listed or public limited company.

Mr. Malay Patel, aged 46 years, was a Non-Executive Director of the Bank until March 30, 2023. He graduated from Rutgers University, NJ, United States, and holds an Associate of Arts Degree in Business Administration from Bergen County College, NJ, United States. He served as a director on the Board of Eewa Engineering Company Private Limited, a company in the plastics and packaging industry that exports to more than 50 countries. Previously, he has been involved in various roles, such as import and export, procurement, and sales and marketing, at Eewa Engineering Company Private Limited. Mr. Malay Patel has special knowledge and practical experience in matters relating to small scale industries as they relate to Section 10-A(2a) of the Banking Regulation Act 1949.

Senior Management

Our senior management, as of March 31, 2023, is comprised of:

Name	Position	Age
Mr. Sashidhar Jagdishan	Managing Director and CEO	58
Mr. Kaizad Bharucha(1)	Executive Director	58
Mr. Ashish Parthasarthy	Head – Treasury, Government and Institutional Business, NRI, Overseas and Tele-Service Channels	55
Ms. Ashima Bhat	Head – Business Finance & Strategy, Administration, Infrastructure, Environmental, Social and Governance & Corporate Social Responsibility	52
Mr. Arvind Kapil	Head – Retail Assets and Sustainable Livelihood Initiative	51
Mr. Arvind Vohra	Head – Retail Branch Banking and Retail Trade Forex	51
Mr. Anjani Rathor	Chief Digital Officer	50
Mr. Arup Rakshit	Head – Treasury-Sales, Analytics and Overseas	54
Mr. Arun Mohanty	Chief Compliance Officer	64
Mr. Bhavesh Zaveri(2)	Head – Operations, ATM and Cash Management Product	57
Mr. Benjamin Frank	Head – Wholesale Credit	58
Mr. Chakrapani Venkatachari	Head – Internal Audit and Quality Initiatives Group	59
Mr. Jimmy Tata	Chief Credit Officer	56
Mr. Nirav Shah	Head – Corporate Banking (Large Corporate Coverage, Multi-National Companies) and PSUs	51
Mr. Parag Rao	Head – Payments Business, Consumer Finance, Technology and Digital Banking	57
Mr. Rakesh Singh	Head – Investment Banking, Private Banking, Marketing and Products	54
Mr. Rahul Shukla	Head – Commercial Banking and Rural Business	54
Mr. Ramesh Lakshminarayanan	Chief Information Officer	52
Mr. Raveesh Bhatia	Head – Emerging Corporates Group and Healthcare Finance	57
Ms. Smita Bhagat	Head – Government and Institutional Business, Alternate banking channels and partnerships, Inclusive Banking group and Start-ups	57
Mr. Srinivasan Vaidyanathan	Chief Financial Officer	59
Mr. S. Sampathkumar	Head – NRI Domestic & Overseas Business, Third Party Products and Telesales & Service Relationships	50
Mr. Sanmoy Chakrabarti	Chief Risk Officer	47
Mr. Vinay Razdan	Chief Human Resources Officer	56

Note:

(1)	The Shareholders of the Bank approved the appointment of Mr. Kaizad Bharucha as Deputy Managing Director with effect from April 19, 2023 through Postal Ballot on June 11, 2023.
(2)	The Shareholders of the Bank approved the appointment of Mr. Bhavesh Zaveri as Executive Director with effect from April 19, 2023 through Postal Ballot on June 11, 2023.

A brief biography of each of the members of the Bank’s senior management is set out below:

Mr. Ashish Parthasarthy is the Head of Treasury, GIB, NRI, Overseas and Tele-Service Channels. He holds a Bachelor in Engineering from the National Institute of Technology, Karnataka (“NIT-K”) and a Postgraduate Diploma in Management from the Indian Institute of Management, Bangalore (“IIM-B”). He has over 33 years of experience in banking, with particular expertise in the interest rate and currency markets.

Ms. Ashima Bhat is the Head of Business Finance & Strategy, Administration, Infrastructure, Environmental, Social and Governance & Corporate Social Responsibility. Ms. Bhat has over 29 years of experience in banking. She completed a Master in Management Studies, majoring in Marketing, from Narsee Monjee Institute of Management Studies. Ms. Bhat joined the Bank in 1994 in its start-up stage. She has worked within and headed businesses in various positions across the Bank, including Corporate Banking, Supply Chain, SME, Commercial Banking and Emerging Corporates Group.

Mr. Arvind Kapil is the Head of Retail Assets and Sustainable Livelihood Initiative. He is an alumnus of the Harvard Business School advanced management program, holds a Master in Management Studies from Bharati Vidyapeeth Institute of Management Studies and Research and a Bachelor of Engineering from K.J. Somaiya College of Engineering in Mumbai. Mr. Kapil has been with the Bank for over two decades and has significant experience in the finance industry. He joined the Bank from Countrywide Consumer Financial Services.

Mr. Arvind Vohra is the Head of Retail Branch Banking. He holds a Bachelor’s Degree in Electronics and Communication Engineering, a Postgraduate Degree in Management with a specialization in Marketing and Finance from Xavier Institute of Management, Bhubaneswar, and completed a senior leadership program at London Business School. He has nearly 25 years of experience working across consumer goods, telecommunications and banking sectors. He has held leadership positions in sales, marketing and business leadership roles in global organizations such as Whirlpool, Philips, Standard Chartered Bank and Vodafone India. Mr. Vohra led business operations at Vodafone India, was on the board of directors for Vodafone India’s consumer fixed line subsidiary and led the incubation of the consumer Internet of Things (“IOT”) business. He joined the Bank from Vodafone India in September 2018.

Mr. Anjani Rathor is the Chief Digital Officer. He holds a Postgraduate Diploma from IIM Calcutta and a Bachelor’s Degree in Technology from IIT Kharagpur. He has over 26 years of experience across Telecom, Aviation, Consulting and Financial Services in companies such as Airtel, Boeing, Accenture and CitiCorp. He joined the Bank in February 2020.

Mr. Arup Rakshit is the Head of Treasury-Sales, Analytics & Overseas at HDFC Bank. Mr. Rakshit leads the Treasury Advisory Group and is responsible for the sales functions of the Treasury Advisory Group, customer business for FX and Interest Rates, Bullion Business, Bond Sales and Distribution, ALM for Overseas Branches of the Bank and the Treasury Analytics unit. He joined the Bank in 2006 and has held leadership roles at TAG, Bullion, Overseas, Bond Sales and Treasury Analytics with work experience of more than 28 years. Prior to joining HDFC Bank, he worked with Deutsche Bank and ABN AMRO, where he was in charge of the Treasury. He holds a BTech Degree from Indian Institute of Technology, Banaras Hindu University, Varanasi, and a Master’s Degree in Business Administration from IIM Calcutta.

Mr. Arun Mohanty is the Bank’s Chief Compliance Officer. He holds a Master’s Degree in Economics from Jawaharlal Nehru University, New Delhi, and a Master’s Degree in Financial Management from Jamanlal Bajaj Institute of Management Studies, Mumbai. He is also a Certified Associate of the Indian Institute of Bankers. Mr. Mohanty joined the Bank in 2005 and has worked in a compliance role under various senior management positions before becoming the Chief Compliance Officer. He has 41 years of experience, of which 23 years were with the RBI and 18 years at HDFC Bank, in the Compliance Function. During his tenure with the RBI, he worked in the Foreign Exchange Department, the Department of Supervision and the Administration & Personnel Department.

Mr. Bhavesh Zaveri is the Head of Operations, ATM and Cash Management Product. The shareholders of the Bank approved his appointment as Executive Director with effect from April 19, 2023 through postal voting on June 11, 2023. In his current role, he is responsible for Business and Operations across the country and for delivering a flawless operations execution capability across the diversified product suite of the Bank. He has professional experience of over 36 years and previously headed the critical functions of Operations, Cash Management and Technology at the Bank. He joined the Bank in 1998 in the Operations Department. He became Head of the Wholesale Banking Operations in 2000 and was appointed as the Head of Operations in 2009. He assumed additional responsibilities of the Information Technology Department in 2015. In his previous role as the Head of IT, he contributed to the digital transformation of the Bank. He has also participated in the RBI’s Internal Payments Council Meet and was part of the Umbrella Organization for Payments Committee of 2004 that led to the formation of the National Payment Corporation of India (“NPCI”). He is the only elected Indian on the Global Board of SWIFT SCRL, Brussels. He has also been a member of various committees formed by the RBI and the IBA. He also previously served on the boards of Swift India Domestic Services Private Limited, The Clearing Corporation of India Limited, National Payment Corporation of India Limited, Goods & Service Tax Network Limited, HDB Financial Services Limited and HDFC Securities Limited. Prior to joining the Bank, Mr. Zaveri worked for Oman International Bank and Barclays Bank. He has been featured twice in the “Who’s Who in Treasury and Cash Management” by the Global Trade Review.

Mr. Benjamin Frank is the Head of Wholesale Credit. He has a Bachelor of Science from the University of Madras, a Master in Business Administration from ICFAI University and is a Certified Financial Risk Manager from the Global Association of Risk Professionals. He has over 36 years of experience in the banking industry across Branch Banking, International Banking, Corporate Banking and Credit Risk Management. He previously worked at IDBI Bank and State Bank of India. He joined the Bank in April 2004.

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

Mr. Jimmy Tata is the Chief Credit Officer. He holds a Master in Financial Management from the Jamnalal Bajaj Institute of Management and is also a Chartered Financial Analyst at the Institute of Chartered Financial Analysts of India. He has experience of over 35 years in the Banking and Financial sector. He commenced his career in 1987 as a consultant at Strategic Consultants Pvt Ltd. In 1989, he joined Apple Industries Ltd and, at the Bank, previously held the position of Head of the Wholesale Leasing and Hire Purchase Division. He joined the Bank in 1994 as a Relationship Manager in the Corporate Banking Department and over the years was promoted to the Head of the Corporate Banking Department. In June 2013 he was appointed as Chief Risk Officer and, today, is the Chief Credit Officer of the Bank. In addition, Mr. Tata is a Director on the Board of the International Asset Reconstruction Co. Pvt. Ltd (“IARC”), HDB Financial Services Ltd and a Trustee on the HDB Employees Welfare Trust.

Mr. Nirav Shah is the Head of Corporate Banking (Large Corporate Coverage, Multi-National Companies) and PSUs. He has approximately 28 years of experience, 24 years of which have been with the Bank. He joined the Bank in 1999 as a Relationship Manager and, in just over a decade, went on to head businesses such as the Emerging Corporates Group, Infrastructure Finance Group, Rural Banking Group, and Transportation Finance, before taking up his current role in 2020. This is his second stint with the Corporate Bank. In his earlier role in 2011, he was Western Region Head, during which he was responsible in Finance for acquiring and developing several large corporate relationships. He holds a Bachelor of Commerce and a Master of Management Studies (“MMS”) from Mumbai University.

Mr. Parag Rao is the Head of Payments Business, Consumer Finance, Technology and Digital Banking. He holds a Master in Management Studies from S.P. Jain Institute of Management at Mumbai University and a Bachelor of Engineering from the Regional Engineering College in Jamshedpur. He has over 30 years of professional experience in FMCG companies such as Cadbury’s, Hindustan Unilever and Pepsico India. He joined the Bank from IBM Global Services in April 2002.

Mr. Rakesh Singh is the Head of Investment Banking, Private Banking, Marketing and Products. He holds a Master in Business Administration from the Institute of Management Technology, Ghaziabad and has over 29 years of experience in the financial sector. Prior to joining HDFC Bank, he worked at Rothschild, Morgan Stanley, DSP Merrill Lynch, Standard Chartered Bank and ANZ Investment Bank. He also serves as a Trustee on the board of the Society for Nutrition, Education and Health Action.

Mr. Rahul Shukla is the Head of Commercial Banking and Rural Business. He holds a Bachelor in Technology from IIT Varanasi and a Master in Business Administration from IIM, Bangalore. Prior to joining the Bank, he had worked predominantly for Citibank and its affiliated and associate entities in India, Singapore and Hong Kong until 2018, where he was Managing Director and Head of Corporate Banking for the South Asia Region, and was a member of the Indian management team and various regulatory and governance committees. He has over 30 years of banking experience.

Mr. Ramesh Lakshminarayanan is the Chief Information Officer. Mr. Lakshminarayanan holds a Bachelor of Science in Physics from Mumbai University and a Master in Business Administration from the University of Pune. Prior to joining HDFC Bank, he worked at CRISIL, where he spent three years as Chief Technology and Information Officer. He has over 25 years of experience and has held leadership positions within organizations such as Citibank, ABN AMRO Bank and Kotak Mahindra Group.

Mr. Raveesh K. Bhatia is Head of Emerging Corporates Group and Healthcare Finance. He holds an MBA from IIM, Ahmedabad, and has over three decades of work experience. Prior to joining HDFC Bank, he worked with international banks, such as ABN AMRO Bank, BNP Paribas, Standard Chartered Bank, as well as in a consulting role with SB Billimoria.

Ms. Smita Bhagat is the Head of Government and Institutional Business, Alternate Banking Channels and Partnerships, Inclusive Banking Group and Start-ups. She holds a Bachelor of Arts in Economics and Statistics, a Master of Commerce in financial management and a Master in Business Administration from the University of Rajasthan. She has more than 30 years of experience in banking and joined the Bank from ICICI Bank in 1999.

Mr. Srinivasan Vaidyanathan is the Chief Financial Officer. He is a Commerce graduate, a Fellow of the Institute of Chartered Accountants of India, a Fellow of the Institute of Cost and Works Accountants of India, a Fellow of the Association of International Accountants, United Kingdom, Member of CMA, United States, and has a Master in Business Administration. He has over 29 years of experience in the financial services industry. He joined the Bank in 2018.

Mr. S. Sampathkumar is the Head of NRI Domestic & Overseas Business, Third Party Products and Tele-sales & Service Relationships. He has over 25 years of experience and is an alumnus of the University of Madras, Tamil Nadu.

Mr. Sanmoy Chakrabarti is the Chief Risk Officer. He is responsible for determining the comprehensive risk profile (covering, among others, credit risk, market risk, operational risk, liquidity risk and IT risk) across various banking segments. He joined the Bank in 2010 and worked in various senior risk management positions before becoming Chief Risk Officer. Prior to joining the Bank, Mr. Chakrabarti worked at ICICI Bank in India; at Citibank in India, Bangladesh, Hong Kong and China; and at Bank Danamon in Indonesia. Mr. Chakrabarti is a member of the IBA Standing Committee on Risk Management and Basel Implementation. He holds a Master’s Degree in Quantitative Economics from the Indian Statistical Institute.

Mr. Vinay Razdan is the Chief Human Resources Officer. He is an alumnus of Delhi University and holds a Postgraduate qualification in Personnel Management and Industrial Relations from XLRI, Jamshedpur. Mr. Razdan has over three decades of experience in different roles within the human resources function (out of which more than 18 years have been in c-level positions across different industries) and has worked across geographies and industry segments. He has held leadership positions with leading organizations in the FMCG, IT Services and Telecommunication sectors. He joined the Bank in September 2018.

Corporate Governance

Audit Committee

The Audit Committee of the Bank, as of March 31, 2023, includes Mr. M.D. Ranganath, Mr. Umesh Chandra Sarangi and Mr. Sanjiv Sachar as its members. Each member of the Audit Committee is an Independent Director. Mr. M.D. Ranganath and Mr. Sanjiv Sachar are the members of Audit Committee with financial expertise. The Audit Committee is chaired by Mr. M.D. Ranganath. The Audit Committee met 14 times during fiscal year 2023.

The terms of reference of the Audit Committee include, inter alia, the following:

a.	overseeing the Bank’s financial reporting process and disclosure of financial information to ensure that the financial statements are correct, sufficient and credible;

b.	recommending the appointment and removal of external auditors and the fixing of their fees;

c.

reviewing with management the annual financial statements and auditor’s report before their submission to the Board, with special emphasis on accounting policies and practices, compliance with accounting standards, disclosure of related-party transactions and other legal requirements relating to the financial statements;

d.	reviewing the adequacy of the audit and compliance functions, including their policies, procedures, techniques and other regulatory requirements; and

e.	any other terms of reference as may be included from time to time in the Companies Act 2013 or the SEBI Listing Regulations 2015, including any amendments or reenactments thereof from time to time.

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

Mr. Sanjiv Sachar, Mr. Sandeep Parekh, Mr. M.D. Ranganath, Mr. Umesh Chandra Sarangi and Mr. Atanu Chakraborty were the members of the Nomination and Remuneration Committee as of March 31, 2023. All members of the NRC are Independent Directors. The NRC is chaired by Mr. Sanjiv Sachar and met 12 times during fiscal year 2023.

Stakeholders’ Relationship Committee (“SRC”)

The SRC approves and monitors the transfer, transmission, splitting and consolidation of shares and considers requests for dematerialization of shares. Allotments of shares to employees exercising stock options are granted under the various Employees Stock Option Schemes, which are made in terms of the powers delegated by the Board in this regard. The SRC also monitors the redressal of grievances from shareholders relating to matters such as the transfer of shares and non-receipt of our annual report and dividends, etc. The SRC considers the various interests of all stakeholders including shareholders, and other security holders.

The powers to approve share transfers and dematerialization requests have been delegated to executives of the Bank to avoid delays that may arise due to non-availability of the members of the SRC. Mr. Santosh Haldankar, Company Secretary of the Bank, is the Compliance Officer responsible for expediting the share transfer formalities.

As of March 31, 2023, the SRC consisted of Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh, Mrs. Renu Karnad, Mr. Kaizad Bharucha and Ms. Lily Vadera. With the completion of his tenure, Mr. Malay Patel ceased to be a member of the SRC with effect from the close of business hours on March 30, 2023. During the year, Mrs. Lily Vadera was inducted as member of the Committee with effect from June 10, 2022.

The SRC met four times during fiscal year 2023.

During the year ended March 31, 2023, the Bank received 123 complaints from shareholders. The Bank had attended to all the complaints and all such complaints were closed to the satisfaction of the shareholders as of March 31, 2023. The Bank also received, and responded to, 5,815 letters from shareholders relating to a variety of shareholder administrative matters, including change of address, updating bank details of investors, correcting names or bank details on warrants, transmission of shares, death claim letters, deletion of name, issues on Demat accounts, electronic clearing service, email for address updates, exchange of certificate(s), letter on exchange of certificates, indemnity bond for duplicate certificates, indemnity bond for duplicate warrants, KYC updates, loss of share certificates or transfer deeds, non-receipt of certificates, permanent account/ General Index Register number of income tax, reminders, stop marks, transmission documents, non-receipt of certificates sent for transfer, revalidation of warrants and various other investor related matters.

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

As of March 31, 2023, the RPMC consisted of Mrs. Lily Vadera, Mr. Sandeep Parekh, Mr. M.D. Ranganath, Mrs. Renu Karnad, Mr. Sashidhar Jagdishan, Mr. Sanjiv Sachar, and Mr. Atanu Chakraborty. The RPMC is chaired by Mrs. Lily Vadera, an Independent Director of the Bank and met eight times during fiscal year 2023.

Credit Approval Committee

The Committee considers credit risk appetite proposals to the customers of the Bank within such authority as delegated to it by the Board from time to time. This facilitates quick response to the needs of the customers and timely disbursement of loans. As of March 31, 2023, the Credit Approval Committee consisted of Mr. Sandeep Parekh, Mr. Kaizad Bharucha and Mrs. Renu Karnad. With the completion of his tenure, Mr. Malay Patel ceased to be a member of the Committee with effect from close of business hours on March 30, 2023. Mr. Sandeep Parekh was inducted as a member of the Committee with effect from June 10, 2022. The Credit Approval Committee met 26 times during fiscal year 2023.

Premises Committee

The Committee approves purchases and leasing of land parcels for proposed buildings and premises for the use of the Bank’s branches, back offices, ATMs, residential training center(s), currency chests, guest houses, (including relocation and renewals) and of residential premises for Bank employees in accordance with the guidelines laid down by the Board from time to time. As of March 31, 2023, Mrs. Renu Karnad (Chairperson), Mr. Sandeep Parekh and Dr. (Mrs.) Sunita Maheshwari were the members of the Premises Committee. The Premises Committee met four times during fiscal year 2023.

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

As of March 31, 2023, the members of the FMC were Mr. Umesh Chandra Sarangi (Chairperson), Mrs. Renu Karnad, Mr. Kaizad Bharucha, Mr. Sanjiv Sachar, and Mr. Sashidhar Jagdishan. The FMC met four times during fiscal year 2023.

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

As of March 31, 2023, the members of the CSC were Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh, Mr. Sashidhar Jagdishan, Dr. (Mrs.) Sunita Maheshwari, Mr. Kaizad Bharucha and Mr. Atanu Chakraborty. The CSC met four times during fiscal year 2023.

Corporate Social Responsibility & ESG (“CSR & ESG”) Committee

The CSR & ESG Committee of the Board was constituted to identify, execute and monitor CSR projects and assist the Board and the Bank in fulfilling its corporate social responsibility objectives and achieving the desired results. The Board has constituted a CSR & ESG Committee with the following terms of reference:

a.	formulating the Bank’s CSR strategy, policy and goals;

b.	monitoring the Bank’s CSR policy and performance;

c.	reviewing the Bank’s CSR projects and initiatives from time to time;

d.	ensuring legal and regulatory compliance from a CSR viewpoint;

e.	ensuring reporting and communication to the Bank’s stakeholders on the Bank’s CSR; and

f.	monitoring the Bank’s ESG framework, strategy, goals and disclosures.

As of March 31, 2023, the members of the CSR & ESG Committee were Dr. (Mrs.) Sunita Maheshwari, Mr. Sanjiv Sachar, Mrs. Renu Karnad and Mr. Kaizad Bharucha. During the year, Mr. Malay Patel ceased to be an Independent Director on the Board of the Bank with effect from the close of business hours on March 30, 2023, upon completion of a continuous period of eight years from the date of his initial appointment as Director of the Bank. The CSR & ESG Committee met four times during fiscal year 2023.

IT Strategy Committee

The Bank has in place an IT Strategy Committee to look into various technology related aspects. The functions of the Committee are to formulate the IT strategy and related policy documents, ensure that the IT strategy is aligned with the business strategy, and review IT risks, etc.

The Digital Transaction Monitoring Committee was merged into the IT Strategy Committee with effect from March 4, 2023.

The terms of reference of the IT Strategy Committee include:

•	Approving IT strategy and related policy documents and reviewing the same from time to time;

•	Ensuring that the management has put an effective strategic planning process in place;

•	Approving the Bank’s IT budget to ensure it aligns with the business needs;

•	Approving re-allocation of resources within IT to facilitate meeting priorities and business needs;

•	Reviewing and approving IT implementation plans;

•

Framing the Bank-level strategy and action plans for achieving the target of digital transactions in an organized manner, as may be set by the Government of India, regulatory authorities, the IBA or others from time to time;

•	Monitoring the progress of achievement in digital transactions in line with the Bank’s strategy and action plans;

•

Reviewing and exploring new opportunities for increasing the digital transactions of the Bank from time to time and giving the necessary directions in implementing and improving the high level of digitalization in Bank;

•	Reviewing the digital banking strategy of the Bank as and when required thereby providing guidance on focus areas;

•	Reviewing the progress made on the initiatives relating to digital banking covering performance initiatives as determined by the Board of Directors and the Government of India from time to time;

•	Reviewing customer services rendered on digital platforms from time to time; and

•	Any other terms of reference as may be specified by the Government of India, regulatory authorities, the IBA or others from time to time.

As of March 31, 2023, the members of the IT Strategy Committee were the external IT consultant, Prof. H. Krishmurthy, in addition to the Board members. Mr. M.D. Ranganath, Mr. Sashidhar Jagdishan, Mr. Atanu Chakraborty and Dr. (Mrs.) Sunita Maheshwari. The IT Strategy Committee met seven times during fiscal year 2023 and the Digital Transaction Monitoring Committee meet four times during the fiscal year 2023 (prior to its merger with the former).

Review Committee for Willful Defaulters’ Identification

The Board has constituted a Review Committee for Willful Defaulters’ Identification to review the orders passed by the Committee of Executives for Identification of Wilful Defaulters and provide the final decision with regard to identified willful defaulters and any other matters as may be decided by the Board from time to time. As of March 31, 2023, Mr. Sashidhar Jagdishan (Chairperson), Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh, Mr. M.D. Ranganath, and Mr. Kaizad Bharucha were the members of the Review Committee for Willful Defaulters’ Identification. Mr. Malay Patel ceased to be an Independent Director on the Board of the Bank with effect from the close of business hours on March 30, 2023, upon completion of a continuous period of eight years from the date of his initial appointment as Director of the Bank. No meetings of the Review Committee for Willful Defaulters’ Identification were held during fiscal year 2023.

Review Committee for Non-Cooperative Borrowers

The Board has constituted a Review Committee to review matters related to non-cooperative borrowers, which are handled by the Internal Committee of Executives appointed for this purpose and any other matters as may be decided by the Board from time to time. As of March 31, 2022, Mr. Sashidhar Jagdishan (Chairperson), Mr. Umesh Chandra Sarangi, Mr. Sandeep Parekh, Mr. M.D. Ranganath, and Mr. Kaizad Bharucha were the members of the Review Committee for Non-Cooperative Borrowers. With the completion of his tenure, Mr. Malay Patel ceased to be a committee member with effect from the close of business hours on March 30, 2023. No meetings of the Review Committee for Non-Cooperative Borrowers were held during fiscal year 2023.

Meeting of the Independent Directors

The Independent Directors of the Bank held three meetings during fiscal year 2023. All Independent Directors were present at these meetings held on April 4, 2022, May 18, 2022 and March 2, 2023.

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

During fiscal year 2023, the aggregate amount of compensation paid to our Managing Director, Executive Director and members of our senior management as of March 31, 2023 was Rs. 860.2 million. This remuneration includes basic salary, allowances, performance bonus, and cash allowances in lieu of perquisites or the taxable value of perquisites (if availed of) as computed under the income tax rules, but excludes gratuities, provident fund settlements, superannuation settlements and perquisites upon the exercise of stock options.

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

The details of the remuneration paid during fiscal year 2023 to Mr. Sashidhar Jagdishan, Managing Director and CEO, and Mr. Kaizad Bharucha, Executive Director, are as follows:

Particulars	Sashidhar Jagdishan		Kaizad Bharucha
	(Rs. in million, except stock options)
Basic	28.3		27.5
Allowances and perquisites	33.2		43.6
Provident fund	3.4		3.3
Superannuation	4.2		4.1
Performance bonus(1)	36.4	(2)	21.8	(3)
Number of stock options granted during the year(6)	305,186	(4)	230,512	(5)

1.

Mr. Aditya Puri retired from the Bank on October 26, 2020. Mr. Aditya Puri received cash variable pay of Rs. 71.1 million for the performance period from April 1, 2020 to October 26, 2020. The compensation was approved by the RBI vide its letter dated March 23, 2022. Per RBI directions, 40% of the above-mentioned cash variable pay, i.e. Rs. 28.4 million, was paid in fiscal year 2022, while the remaining 60% of the cash variable pay has been deferred and is paid out over a period of three years in three equal instalments. Per RBI directions, the first tranche of the aforementioned deferred amount of Rs. 42.7 million, i.e., Rs. 14.2 million, was paid on April 28, 2023 in line with the RBI directive. Per RBI directions, Mr. Aditya Puri was also entitled to receive the third tranche of the deferred portion of the bonus for the performance year 2018-2019. This third tranche amounted to Rs. 6.9 million (one third of the deferred portion of the variable pay of Rs. 20.7 million for the aforementioned reference performance period).

2.

Mr. Sashidhar Jagdishan, Managing Director and CEO, was paid a total cash variable pay of 36.4 million (this also included a payment received as part of deferred cash variable of previous years paid to Mr. Sashidhar Jagdishan in the financial year 2022-2023) and was comprised of the following:

i)	Per RBI directions, 50% of the cash variable pay for the performance year 2020-2021, i.e. Rs. 10.5 million (total cash variable pay approved by the RBI was Rs. 21.0 million).
ii)	Per RBI directions, 50% of the cash variable pay for the performance year 2021-2022, i.e. Rs. 25.9 million (total cash variable pay approved by the RBI was Rs. 51.7 million).
3.

Mr. Kaizad Bharucha, Executive Director, was paid the following as part of his cash variable pay, which includes a payment received as part of deferred cash variable of previous years. The total cash variable pay of Rs. 21.8 million paid to Mr. Kaizad Bharucha in the fiscal year 2023 comprised of

i)	Per RBI directions, 50% of the cash variable pay for the performance year 2021-2022, i.e. Rs. 18.5 million (total cash variable pay approved by the RBI was Rs. 37.1 million).
ii)	Per RBI directions, Rs. 3.3 million, being the third tranche of the deferred cash variable pay for the performance year 2018-19 (total cash variable pay approved by the RBI was 24.8 million).
4.

Mr. Sashidhar Jagdishan was granted a total of 97,877 employee stock options for the performance year 2020-21 on July 22, 2022, which was approved by the RBI vide its letter dated March 23, 2022. He was granted a total of 207,309 employee stock options for the performance year 2021-22 on March 3, 2023, which was approved by the RBI vide its letter dated March 1, 2023.

5.

Mr. Kaizad Bharucha was granted a total of 120,730 employee stock options for the performance year 2020-21 on April 12, 2022, which was approved by the RBI vide its letter dated March 23, 2022. He was granted a total of 109,782 employee stock options for the performance year 2021-22 on March 3, 2023, which was approved by the RBI vide its letter dated March 1, 2023.

6.

The vesting schedule for the stock options is as follows: 25% after expiry of twelve months from date of grant, 25% after expiry of twenty-four months from the date of grant, 25% after expiry of thirty-six months from the date of grant and the remaining 25% options after expiry of 48 months from the date of grant.

The Bank provides a gratuity scheme for the benefit of all employees who have completed a minimum of five years of continuous service, including our Managing Director, Executive Director and Officers. This scheme provides for the payment of a gratuity in the form of a lump-sum payment upon the retirement, termination or resignation of employment or death while in employment of its employees in an amount equal to 15 days’ base salary, payable for each completed year of service. The Bank makes annual contributions to a gratuity fund administered by trustees and managed by insurance companies. The Bank accounts for the liability of future gratuity benefits based on an independent external actuarial valuation, which is carried out annually. Perquisites, which are evaluated as per the income tax rules, where applicable, or, alternatively, at the actual cost to the Bank, are also provided to directors. Available perquisites include furnished accommodation, including gas, electricity, water, telephone, furnishings and the use of a vehicle, club fees, personal accident insurance, reimbursement for medical expenses, leave travel concessions and retirement benefits, such as provident funds, superannuation fund gratuity and National Pension Scheme.

The details of sitting fees and remuneration paid to NEDs during fiscal year 2023 are as follows:

Director	Sitting Fees (in Rs.)	Remuneration to NEDs (in Rs.)
Mr. Atanu Chakraborty	4,900,000	3,500,000
Mr. Malay Patel(1)	4,900,000	2,000,000
Mr. Umesh Chandra Sarangi	5,200,000	2,000,000
Ms. Renu Karnad	5,200,000	2,000,000
Mr. Sanjiv Sachar	5,600,000	2,000,000
Mr. Sandeep Parekh	7,000,000	2,000,000
Mr. M.D. Ranganath	5,900,000	2,000,000
Dr. (Mrs.) Sunita Maheshwari	2,800,000	2,000,000
Ms. Lily Vadera	2,900,000	2,000,000

Total	44,400,000	19,500,000

(1)

Mr. Malay Patel ceased to be an Independent Director of the Bank with effect from the close of business hours on March 30, 2023, upon completion of a continuous tenure of eight years from the date of his initial appointment as a Director of the Bank.

During fiscal year 2023, there were no other pecuniary relationships or transactions of the NEDs vis-à-vis the Bank, except banking transactions in the ordinary course of business done on an arm’s-length basis.

Other than our Chairperson, Managing Director, and Executive Director, none of our Directors has a service contract with us. The service contract with our Executive Director, Mr. Kaizad Bharucha, provides for benefits upon termination of employment. Upon retirement, Mr. Kaizad Bharucha will be eligible for benefits including health insurance and a vehicle for personal use, as approved by the RBI vide its letter dated May 29, 2014. The Bank will obtain RBI approval under Section 35B of the Banking Regulation Act, 1949 at the time of actual grant of such facilities to Mr. Kaizad Bharucha at the time of his retirement.

Loans to Members of Our Senior Management

Loans to members of our senior management are granted in the normal course of business, as is the case with employees of the Bank. All loans granted to members of senior management are in accordance with the provisions of local regulations. The table below provides the details of staff loans granted to our senior management as of March 31, 2023:

Name	Largest amount outstanding since March 31, 2022	Amount outstanding as of March 31, 2023	Interest rate as of March 31, 2023%	Nature of Loan

	(RS. in millions, except percentages)
Sashidhar Jagdishan	5.19	5.05	2.5	Housing Loan
Arun Mohanty	3.05	2.68	5.0	Additional Housing Loan
Arun Mohanty	1.18	1.04	2.5	Housing Loan
Arvind Kapil	7.41	7.22	5.0	Additional Housing Loan
Arvind Kapil	7.40	7.19	2.5	Housing Loan
Arvind Vohra	2.38	2.32	2.5	Housing Loan
Ashima Bhat	3.82	3.73	2.5	Housing Loan
Ashish Parthasarthy	4.71	4.61	2.5	Housing Loan
Benjamin Frank	0.24	0.12	2.5	Housing Loan
Benjamin Frank	0.49	0.38	5.0	Personal Loan
Bhavesh Zaveri	6.44	6.14	5.0	Additional Housing Loan
Bhavesh Zaveri	6.39	6.09	2.5	Housing Loan
Bhavesh Zaveri	0.16	0.06	5.0	Personal Loan
Chakrapani Venkatachari	3.61	2.81	5.0	Additional Housing Loan
Chakrapani Venkatachari	3.40	2.72	2.5	Housing Loan
Nirav Shah	6.87	6.74	5.0	Additional Housing Loan
Nirav Shah	6.59	6.47	2.5	Housing Loan
Nirav Shah	0.60	0.60	5.0	Personal Loan
Rakesh Singh	6.66	6.48	5.0	Additional Housing Loan
Rakesh Singh	6.54	6.37	2.5	Housing Loan
Raveesh Bhatia	0.58	0.58	5.0	Personal Loan
S. Sampathkumar	1.72	1.68	2.5	Housing Loan
S. Sampathkumar	0.59	0.57	5.0	Personal Loan
Sanmoy Chakrabarti	7.50	7.40	5.0	Additional Housing Loan
Sanmoy Chakrabarti	7.50	7.38	2.5	Housing Loan
Smita Bhagat	6.42	6.09	5.0	Additional Housing Loan
Smita Bhagat	6.37	6.04	2.5	Housing Loan

Employees’ Stock Options

Our shareholders approved plan “A” in January 2000, plan “B” in June 2003, plan “C” in June 2005, plan “D” in June 2007, plan “E” in June 2010, plan “F” in June 2013 and Plan “G” in July 2016 for the issuance of stock options to employees and directors of the Bank under the Employee Stock Option Schemes (“ESOSs”), namely ESOS-001 to ESOS-044. Under plan “A”, the option price is set as the average of the daily closing prices on the BSE during the 60 days preceding the grant date. Under plan “B”, the option price is set as the closing price on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans “C”, “D”, “E”, “F” and “G”, the option price is set as the closing price on the business day preceding the grant date on the stock exchange which has the highest trading volume. Our Nomination and Remuneration Committee (formerly, the Compensation Committee) has issued options under these plans several times since January 2000. Stock options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0 percent, 30.0 percent and 40.0 percent on each of the three successive anniversaries following the date of grant; stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50.0 percent on each of the two successive anniversaries following the date of grant; those granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant; stock options granted under ESOS-016 to ESOS-018 vest at the rate of 75.0 percent and 25.0 percent on each of the two successive anniversaries following the date of grant; stock options granted under ESOS-019 to ESOS-026 vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent on each of the three successive anniversaries; stock options granted under ESOS-027 and ESOS-028 vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent at intervals of fifteen months, twenty-seven months and thirty-nine months; options granted under ESOS-029 to ESOS-32 vest at the rate of 35.0 percent, 30.0 percent, 20.0 percent and 15.0 percent on each of the four successive anniversaries; and stock options granted under ESOS-33 to ESOS-44 vest at the rate of 25.0 percent on each of the four successive anniversaries. All of the above are subject to standard vesting conditions. In fiscal year 2023, 34.2 million equity shares having a face value of Rs. 1.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs. 34.2 million and the share premium by Rs. 34,124.1 million. As of March 31, 2023, 151,682,461 options convertible to equity shares of Rs. 1.0 each were outstanding.

Restricted Stock Units (“RSUs”)

Our shareholders approved the Employees Stock Incentive Master Scheme 2022 (“ESIS-2022”) in May 2022. The Bank reserved 100.0 million equity shares with an aggregate nominal value of Rs. 100.0 million for the grant of RSUs to employees and whole-time directors of the Bank at a face value of Rs. 1.0 each. Grants under the ESIS-2022 can be made over a period of four years from the date of approval by the shareholders, i.e. until May 13, 2026. During fiscal year 2023, no equity shares were allotted as a result of the exercise of RSUs by employees of the Bank. As of March 31, 2023, 2,891,000 RSUs convertible to equity shares of Rs. 1.0 each were outstanding.

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

Controls and Procedures

Disclosure Controls and Procedures

The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2023. Based on this evaluation, our Principal Executive Officer, Mr. Sashidhar Jagdishan, and our Principal Financial Officer, Mr. Srinivasan Vaidyanathan, have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), are effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions about required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2023. In conducting its assessment, management based its evaluation on the framework contained in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2022. Our independent registered public accounting firm, KPMG Assurance and Consulting Services LLP (“KPMG”), has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements, and (2) the effectiveness of our internal controls over financial reporting as of March 31, 2023.

Changes in Internal Controls

There were no changes in our internal controls or in other factors that could, or are reasonably likely to, materially affect these controls during the period covered by this report.

Audit Committee Financial Expert

Mr. M.D. Ranganath and Mr. Sanjiv Sachar are the Audit Committee financial experts, as defined in Item 401(h) of Regulation S-K, and are independent pursuant to the applicable SEC rules.

Code of Ethics

We have a written Code of Conduct and Ethics Manual (“Code of Conduct”), which is applicable to the Board Members and to the Bank’s employees. The Code of Conduct includes guidelines and can be considered a Code of Ethics, as defined in Item 16B of Form 20-F. A copy of this Code of Conduct can be sought by any person without any charge by making a request in writing to shareholder.grievances@hdfcbank.com.

We encourage an open and transparent system of working with employees, customers and members of the general public that come into contact with the Bank by way of the highest standards of integrity and ethical behavior. The Bank’s whistleblower policy (the “Whistleblower Policy”) is aimed at empowering employees and other stakeholders to share aberrations, deviations, discrepant conduct and other incidents related to any violation or suspected violation of the Code of Conduct, including (a) breaches of applicable law(s), (b) fraud or corruption, (c) leakage or suspected leakage of unpublished price sensitive information in violation of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 2015 and the Share Dealing Code of the Bank, and (d) willful data breach or unauthorized disclosure of the Bank’s proprietary data, including customer data through an established mechanism. The Code of Conduct allows for protected disclosure under the Whistleblower Policy without fear of reprisal, retaliation, discrimination or harassment of any kind.

Principal Accountant Fees and Services

The following table sets forth, for the fiscal years indicated, the fees pertaining to our principal accountant and its associated entities for various services provided during those periods:

	Fiscal Year Ended
Type of Services	March 31, 2022		March 31, 2023		Description of Services

	(in millions)
Audit services	Rs.	63.7	Rs.	78.6	Audit of financial statements
Audit-related services		19.2		13.5	Limited review
Tax services		—		—	Tax services
Other services		13.9		2.1	Certification and other services
Total	Rs.	96.8	Rs.	94.2

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
An NYSE listed company needs to have a majority of independent directors. [NYSE Listed Company Manual Section 303A.01]

The board of a listed company must have a combination of executive and non-executive directors, including at least one female director, and not less than 50 percent of the board of directors shall comprise of non-executive directors. The board of directors of the 500 largest listed entities, as determined by market capitalization at the end of the most recent financial year, were required to have at least one independent female director by April 1, 2019 and the board of directors of the 1,000 largest listed entities, as determined by market capitalization at the end of the most recent financial year, were required to have at least one independent female director by April 1, 2020.

No listed entity shall appoint a person or continue the directorship of any person as a non-executive director who has attained the age of 75 years unless a special resolution is passed to that effect, in which case the explanatory statement annexed to the notice for such motion shall indicate the justification for appointing such a person, if: (i) the chairperson of the board of directors is a non-executive director, at least one-third of the board of directors must be comprised of independent directors; (ii) the company does not have a regular non-executive chairperson, at least half of the board of directors must be comprised of independent directors; and (iii) the regular non-executive chairperson is a promoter of the listed company or is related to any promoter or person occupying management positions at the level of board of director or at one level below the board of directors, at least half of the board of directors of the listed company must consist of independent directors.

The requirements under the SEBI Listing Regulations which become applicable to a listed entity on the basis of market capitalization criteria continue to apply to such entity even if when it falls below the specified thresholds.

A director must meet certain criteria in order to qualify as “independent”. An NYSE listed company must disclose the identity of its independent directors and the basis upon which it is determined that they are independent. [NYSE Listed Company Manual Section 303A.02 ]	A director must meet certain criteria in order to qualify as an “independent director”. The appointment, reappointment or removal of an independent director of a listed entity, shall be subject to the approval of shareholders by way of a special resolution. No independent director, who resigns from a listed entity, shall be appointed as an executive or whole-time director on the board of the listed entity, its holding, subsidiary or associate company or on the board of a company belonging to its promoter group, unless a period of one year has elapsed from the date of resignation as an independent director.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [NYSE Listed Company Manual Section 303A.03]	The board of directors of a listed company must meet at least four times a year, with a maximum time gap of 120 days between any two meetings. The independent directors of the listed company must hold at least one meeting in each fiscal year without the presence of the non-independent directors and the members of management, and all the independent directors have to endeavor to be present at such meeting.

Nominating/Corporate Governance Committee

An NYSE listed company needs to have a nominating/corporate governance committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.04]	A listed company needs to have a nomination and remuneration committee. The nomination and remuneration committee shall comprise of at least three directors and all directors must be non-executive directors with at least two-thirds of the directors being independent directors.

Listed companies in India are not required to constitute a separate corporate governance committee. The Companies Act 2013 and the SEBI Listing Regulations prescribe the corporate governance requirements which include, inter alia, obligations regarding the appointment of internal auditors, the constitution of the board of directors as per the prescribed composition and the constitution of an audit committee and a nomination and remuneration committee.

The nominating/corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.04]	The nomination and remuneration committee must have the terms of reference specified in the SEBI Listing Regulations and the Companies Act 2013 such as formulating criteria to determine the qualifications, positive attributes and independence of directors, formulating criteria to evaluate the performance of directors, recommending to the board of directors a remuneration policy for directors, key managerial personnel and other employees and devising a policy on diversity of the board of directors.

Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy certain additional independence requirements set forth in Section 303A.02 of the NYSE Listed Company Manual by the deadline specified therein. [NYSE Listed Company Manual Section 303A.05]	A listed company is permitted to have a combined nomination and remuneration committee. All members of the nomination and remuneration committee must be non-executive directors and at least two-thirds must be independent directors. The chairperson of the nomination and remuneration committee must be an independent director.

The compensation committee needs to have a written charter that addresses certain specific rights, purposes and responsibilities of the committee, and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.05]

On or before December 1, 2023, FPIs must adopt and enforce a clawback policy consistent with the requirements of NYSE Listed Company Manual Section 303A.14. [NYSE Listed Company Manual Section 303A.14]

The terms of reference and the role of the nomination and remuneration committee have been specified under the Companies Act 2013 and SEBI Listing Regulations and must include, inter alia, formulating the policy relating to the remuneration of directors, key managerial personnel and other employees, formulating criteria to determine the qualifications, positive attributes and independence of directors and formulating criteria to evaluate the performance of directors.

Audit Committee

An NYSE listed company needs to have an audit committee with at least three members. All the members of the audit committee must satisfy the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [NYSE Listed Company Manual Sections 303A.06 and 303A.07]	A listed company must have a qualified and independent audit committee with a minimum of three directors as members and at least two-thirds of such members must be independent directors. In case of a listed entity having outstanding equity shares with superior voting rights, the audit committee must consist of only independent directors. All members of the audit committee should be financially literate and at least one member must have accounting or related financial management expertise.

The audit committee needs to have a written charter that addresses certain specific purposes of the committee, provides for an annual performance evaluation of the committee and sets forth certain specific minimum duties and responsibilities. [NYSE Listed Company Manual Section 303A.07]

The terms of reference and the role of the audit committee of a listed company have been specified in the SEBI Listing Regulations and the Companies Act 2013 and include, inter alia, oversight of the listed company’s financial reporting process and disclosure of its financial information to ensure that such information is correct, sufficient and credible, the recommendation for appointment and remuneration of the auditors of the listed company, and the review of the auditor’s independence and performance.

Internal Audit Function

An NYSE listed company needs to have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. A company may choose to outsource this function to a third-party service provider other than its independent auditor. [NYSE Listed Company Manual Section 303A.07]	A listed company must appoint an internal auditor to conduct an internal audit of the functions and activities of the company. The auditor must review the accounts of the company and submit a report along with financial statements of the company placed before the company in a general meeting. It is the role of the audit committee to review the adequacy of the company’s internal audit function and all internal audit reports relating to internal control weaknesses of the company. The audit committee should also evaluate the internal financial controls and risk management systems of the company.

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

The board may delegate the monitoring and review of the risk management plan to the risk management committee.

Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. [NYSE Listed Company Manual Section 303A.08]	Under the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, shareholders’ approval is required for all equity compensation plans and material revisions thereto.

Corporate Governance Guidelines/Code of Ethics

An NYSE listed company needs to adopt and disclose corporate governance guidelines. [NYSE Listed Company Manual Section 303A.09]	A listed company is required to comply with all mandatory corporate governance requirements as prescribed under the Companies Act 2013 and the SEBI Listing Regulations, and disclose such compliance to stock exchanges in the corporate governance report contained in the listed company’s annual report. The listed company should also state in its annual report the extent to which it has complied with the non-mandatory corporate governance requirements. The listed entity is also required to submit a compliance report on corporate governance on a quarterly basis.

An NYSE listed company needs to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Listed Company Manual Section 303A.10]	A listed company needs to adopt a code of conduct (or code of ethics), which is applicable to all members of the board of directors and senior management. The company’s annual report and the yearly compliance report on corporate governance must both disclose any non-compliance with any requirement of the compliance report on corporate governance and contain a declaration signed by the CEO stating that all board members and senior management personnel have complied with the code of conduct.

Certifications as to Compliance

The CEO of each NYSE listed company has to certify on an annual basis that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards. This certification, as well as the CEO/CFO certification required under Section 302 of the Sarbanes-Oxley Act of 2002, must be disclosed in the company’s annual report to shareholders. [NYSE Listed Company Manual Section 303A.12]	The CEO and the CFO are required to provide an annual certification on the true and fair view of the company’s financial statements and compliance with existing accounting standards, applicable laws and regulations. In addition, a listed company is required to submit a quarterly compliance report and an annual corporate governance report to stock exchanges which must include a certificate from either the auditors or the practicing company secretary regarding the company’s compliance with the conditions of corporate governance. A listed company is also required to submit a secretarial compliance report to stock exchanges annually.

Posting of Charters and Guidelines on Website

An NYSE listed company is required to post the charters of its audit, compensation, and nominating/corporate governance committees, its corporate governance guidelines, and its code of business conduct and ethics on the company’s website, and to state in its proxy statement or annual report that these documents are so posted. The listed company’s website address must be included in such postings. [NYSE Listed Company Manual Sections 303A.04, 303A.05, 303A.07, 303A.09 and 303A.10]	A listed company must maintain a functional website containing information about the company including, inter alia, information regarding the composition of various board committees, the company’s code of conduct, details of certain policies, a copy of its annual report and contact information.

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

The annual general meeting shall be called for at a time during business hours at our registered office or at some other place within Mumbai as the Board of Directors may determine. The notice of the meeting shall specify it as the “annual general meeting.” Any general meeting of the shareholders of the Bank other than its annual general meeting is called an “extraordinary general meeting.” The Board of Directors is required to call an extraordinary general meeting upon the request of a set number of shareholders, as set forth in the Companies Act.

PRINCIPAL SHAREHOLDERS

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2023 by:

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

We were founded by our promoter HDFC Limited, a housing finance company in India. As of March 31, 2023, HDFC Group held an aggregate of 20.87 percent of our equity shares. See “Business—Proposed Transaction.”

	Number of Shares	Percentage of Total Equity Shares Outstanding
HDFC Group	1,164,625,834	20.87%
Directors and relatives	4,706,178	0.08%

One ADS is represented by three equity shares. The ADSs are represented by underlying equity shares. As of March 31, 2023, Indian equity shares totaling 1,028,115,525 were held in the form of ADSs and constituted 18.43 percent of the Bank’s share capital. In our records, the depositary, JPMorgan Chase Bank, N.A., was the only shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States.

Other than the Proposed Transaction, there are no arrangements known to the Bank, the operation of which may at a subsequent date result in a change in control of the company.

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

Housing Development Finance Corporation Limited (“HDFC Limited”)

Home Loans

We participate in the home loan business by sourcing loans for HDFC Limited. Under this arrangement, HDFC Limited approves and disburses the loans, which are kept on the books of HDFC Limited, and we are paid a sourcing fee. We also have an option (the right but not the obligation) to buy home loans for a value of up to 70 percent of the loans that were sourced by the Bank under this arrangement. During fiscal year 2023, we purchased home loans aggregating Rs. 369,101.3 million from HDFC Limited under the above arrangement, some of which qualified as priority sector advances. We earned Rs. 5,691.5 million from HDFC Limited in fiscal year 2023 as fees for sourcing these loans. We paid Rs. 8,444.4 million to HDFC Limited towards administration and servicing of these loans. An amount of Rs. 744.2 million was receivable from HDFC Limited as of March 31, 2023. An amount of Rs. 770.6 million was payable to HDFC Limited as of March 31, 2023.

Property

We have facilities located on properties owned or leased by HDFC Limited. In fiscal year 2023, we paid an aggregate of Rs. 15.6 million as rental fees and maintenance charges to HDFC Limited for use of these properties. As of March 31, 2023, an amount of Rs. 2.9 million was payable to HDFC Limited. We believe that we pay market rates for these properties. As of March 31, 2023, HDFC Limited held a deposit of Rs. 3.2 million that we have paid to secure these leased properties.

Other Transactions

We also enter into foreign exchange and derivative transactions with HDFC Limited. The notional principal amount and the mark to market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2023 were Rs. 94,451.2 million and Rs. 2,081.2 million respectively. We have issued a guarantee of Rs. 3.5 million on behalf of HDFC Limited. We earned Rs. 10.0 million by rendering of various services to HDFC Limited. As of March 31, 2023, an amount of Rs. 0.6 million was receivable from HDFC Limited towards these services.

During fiscal year 2023, we paid a dividend of Rs. 13,401.5 million to HDFC Limited.

HDFC Life Insurance Company Limited (“HDFC Life”)

In fiscal year 2023, we paid HDFC Life Rs. 2,783.4 million as our contribution towards superannuation, gratuity and insurance premiums. In the same period, we received fees and commissions from HDFC Life aggregating Rs. 24,852.4 million for the sale of insurance policies and other services. As of March 31, 2023, Rs. 1,910.87 million was receivable from HDFC Life. During fiscal year 2023, we received Rs. 14,846.9 million for debt securities sold to HDFC Life and we paid Rs. 256.8 million for debt securities purchased from HDFC Life. As of March 31, 2023, HDFC Life had invested Rs. 7,650.0 million in the Bank’s bonds. During fiscal year 2023, we paid a dividend of Rs. 247.0 million to HDFC Life.

HDFC Asset Management Company Limited (“HDFC AMC”)

In fiscal year 2023, we earned Rs. 0.6 million from HDFC AMC towards referral fees and other services rendered. As of March 31, 2023, an amount of Rs. 0.1 million was receivable from HDFC AMC.

HDFC Ergo General Insurance Company Limited (“HDFC Ergo”)

We paid Rs. 2,741.4 million for insurance premiums to HDFC Ergo in fiscal year 2023. During fiscal year 2023, we received Rs. 1,716.9 million for the sale of insurance policies and other services rendered. As of March 31, 2023, an amount of Rs. 144.4 million was receivable from HDFC Ergo. As of March 31, 2023, HDFC Ergo had invested Rs. 200.0 million in the Bank’s bonds. We have given a guarantee of Rs. 5.0 million on behalf of HDFC Ergo. During fiscal year 2023, we received Rs. 5,600.7 million for debt securities sold to HDFC Ergo.

HDFC Credila Financial Services Limited (“Credila”)

During fiscal year 2023, we earned Rs. 196.6 million in fees from Credila for sourcing education loans. As of March 31, 2023, Rs. 54.2 million was receivable from Credila.

HDFC Pension Management Company Limited (“HDFC PMC”)

We have issued a guarantee of Rs. 0.1 million on behalf of HDFC PMC, which is a subsidiary of HDFC Life.

HDFC Investments Limited (“HDFC Investments”)

During fiscal year 2023 we paid a dividend of Rs. 4,650.0 million to HDFC Investments.

HDFC Holdings Limited (“HDFC Holdings”)

During fiscal year 2023, we paid a dividend of Rs. 0.2 million to HDFC Holdings.

Key Management Personnel (“KMP”)

In fiscal year 2023, we paid total remuneration of Rs. 205.8 million to Mr. Sashidhar Jagdishan, our Managing Director and Chief Executive Officer, and Mr. Kaizad Bharucha, our Executive Director. As of March 31, 2023, the outstanding balance of the loans given to Mr. Sashidhar Jagdishan was Rs. 5.0 million. During fiscal year 2023, we paid dividends aggregating to Rs. 66.4 million to Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha.

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

Taxation of Distributions

Prior to April 1, 2020, Indian companies distributing dividends were subject to a dividend distribution tax on the amount of any dividends distributed. The Finance Act 2020 amended Section 115-O of the Indian Income Tax Act such that Indian companies are no longer required to pay dividend distribution tax on dividends declared, distributed or paid (whichever is earlier) after March 31, 2020. However, such dividends received on our shares are no longer tax-exempt to recipients under Section 10(34) of the Indian Income Tax Act (other than those where tax under section 115-O or 115BBDA has already been paid).

Further, the provisions of Section 115BBDA, which deals with tax on dividends to be paid by a resident specified assesse, i.e., persons other than domestic companies, fund/university/trust/institution/other entities referred to in clauses (iv), (v), (vi) and (via) under section 10(23C) and a trust or institution registered under section 12A or section 12AA or section 12AB, provide that tax at a rate of 10.0 percent on dividend income above Rs. 1 million is no longer applicable. In addition, section 115AC of the Indian Income Tax Act provides that if total income of a non-resident includes income by way of dividends on ADRs, then the same shall be taxable at the rate of 10.0 percent plus applicable surcharge and cess. Accordingly, dividends distributed to the Depositary in respect of the equity shares underlying the ADSs, dividends distributed to ADS holders in respect of the ADSs, and dividends distributed to the holders of the equity shares following conversion of the ADSs into shares are taxable in the hands of holders at 10.0 percent plus applicable surcharge and cess.

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

Sale or Exchange of ADSs or Equity Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of ADSs or equity shares measured by the difference between the United States dollar value of the amount received and the U.S. Holder’s tax basis (determined in United States dollars) in the ADSs or equity shares. Any gain or loss will be long term capital gain or loss if the ADSs or equity shares in the sale, exchange or other taxable disposition have been held for more than one year, and will generally be United States source gain or loss. The holding period for equity shares withdrawn from the depositary facility will include the holding period of the ADSs exchanged therefor. Your ability to deduct capital losses is subject to limitations. Under certain circumstances described under “—Indian Taxation—Taxation of Capital Gains in Relation to ADSs”, you may be subject to Indian tax upon the disposition of ADSs or equity shares. In such circumstances and subject to applicable limitations, a U.S. Holder entitled to the benefits of the India-United States income tax treaty may be able to credit the Indian tax against the U.S. Holder’s United States federal income tax liability. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

Being licensed by the RBI, we are regulated and supervised by the RBI. It requires us to furnish statements, information and certain details relating to our business. The RBI has issued guidelines and for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing and restructured assets among others. The RBI has set up a Board for Financial Supervision (“Board”), under the chairmanship of its Governor, with the primary objective of undertaking consolidated supervision of the financial sector comprised of commercial banks, financial institutions and non-banking financial companies (“NBFCs”). This Board oversees the functioning of the Department of Banking Supervision, Department of Non-Banking Supervision and Financial Institutions Division of the RBI and gives directions relating to regulatory and supervisory issues.

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

In November 2014, the RBI released guidelines on licensing of payments banks (“Payments Banks Guidelines”) and small finance banks (“Small Finance Banks Guidelines”) in the private sector. The objective of setting up of payments banks is to further financial inclusion by providing (i) small savings accounts and (ii) payments/remittance services to migrant labor workforce, low-income households, small businesses, other unorganized sector entities and other users. Previously, payments banks were allowed to accept deposits of up to Rs. 0.1 million. Payments banks are not allowed to undertake lending activities or issue credit cards. In August 2015, the RBI gave in-principle approvals to 11 applicants to set up payments banks. Further, on April 8, 2021, the RBI enhanced the end-of-day maximum balance limit to Rs. 0.2 million per individual customer of the respective payments bank.

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

In August 2016, the RBI released Guidelines for “On Tap” Licensing of Universal Banks in the Private Sector (the “2016 Guidelines”). The guidelines aim at moving from the “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or “on-tap” licensing regime. Among other things, the 2016 Guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the 2016 Guidelines is that, unlike the February 2013 guidelines (mentioned above), the 2016 Guidelines make the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities that do not have other group entities. Based on the applications received, the RBI has been issuing licenses to the entities to act as universal banks.

In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions 2016. These guidelines prescribed requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India.

In June 2020, the RBI set up an internal working group to examine and review the extant licensing and regulatory guidelines relating to ownership and control, corporate structure of private sector banks and other related issues. The group submitted its report in October 2020, and some of the key recommendations were as follows: (i) the cap on promoters’ stakes over the course of 15 years may be raised from the current level of 15.0 percent to 26.0 percent of the paid-up voting equity share capital of the bank; (ii) the RBI may introduce regulations in relation to the issuance of ADRs and GDRs by banks, which ensure that such issuances are not used by dominant shareholders to indirectly enhance their voting power, including mandating prior approval by the RBI before entering into agreements with depositories, requiring a provision in the depository agreement assigning no voting rights to depositories and a mechanism for disclosure of the details of the ultimate depository receipt holders so that indirect holdings can be disclosed along with direct holdings; (iii) large corporate/industrial houses may be allowed as promoters of banks only after necessary amendments to the Banking Regulations Act; (iv) NOFHCs should continue to be the preferred structure for all new licenses to be issued for Universal Banks. However, NOFHC structures should be mandatory only in cases where the individual promoters, promoting entities and converting entities have other group entities; and (v) listing requirements for small finance banks, payments banks and universal banks.

By a press release dated November 2021 (the “November 2021 Press Release”), the RBI accepted a few recommendations suggested by the internal working group in the report dated October 2020. One of the recommendations that was accepted with modifications, was the adjustment of initial capital requirements for new banks: (i) for universal banks from Rs. 5.0 billion to Rs. 10.0 billion; (ii) for SFBs from Rs. 3.0 billion to Rs. 2.0 billion; and (iii) for UCBs transiting to SFBs from Rs. 1.0 billion to Rs. 1.5 billion initial paid-up voting equity share capital/net worth), which has to be further increased to Rs. 3.0 billion (present Rs. 2.0 billion) within five years. The amendments to the extant guidelines will be notified in due course, and all the stakeholders are to be guided by the decisions in the report.

On January 16, 2023, the RBI issued the Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023 (“2023 Acquisition Directions”) which is to be read in conjunction with the Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies issued by the RBI on the same date (together, the “2023 Directions.”).

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

In August 2013, the RBI issued a discussion paper titled “Banking Structure in India—The Way Forward”. The key recommendations in the paper relate to: (i) adoption of the FHC structure; (ii) differential licensing (allowing banks to be licensed to provide only specified services); (iii) consolidation of large-sized Indian banks; (iv) requiring large foreign banks to operate through subsidiaries in India and (v) the reduction of the Government’s ownership of state-owned banks to ease the burden on the state where these banks will have to be capitalized to comply with Basel III requirements.

On April 7, 2014, the RBI had introduced a new category of NBFCs called NOFHCs and, accordingly, amended the Non-Banking Financial (Non-Deposit Accepting or Holding) Companies Prudential Norms (Reserve Bank) Directions, 2007. The RBI directions define a NOFHC as a non-deposit-taking NBFC that holds the shares of a banking company and the shares of all other financial services companies in its group, whether regulated by RBI or by any other financial regulator, to the extent permissible under the applicable regulatory prescriptions.

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

In May 2017, the RBI further liberalized the branch authorization policy. Some of the key changes made pursuant to the revised guidelines were as follows:

•

A concept of “banking outlets” was introduced. A banking outlet for a domestic scheduled commercial bank has been defined as a fixed point service delivery unit, manned by either bank’s staff or its business correspondent where services of acceptance of deposits, encashment of checks/cash withdrawal or lending of money are provided for a minimum of four hours per day for at least five days a week.

•

At least 25.0 percent of the total number of “banking outlets” opened during a fiscal year must be opened in unbanked rural centers (Tier 5 and Tier 6). The definition of unbanked rural centers has been modified to mean a rural (Tier 5 and Tier 6) center that does not have a CBS-enabled banking outlet of a scheduled commercial bank.

•	The restriction on the number of banking outlets that may be opened in Tier 1 centers was removed.

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

In May 2012, the RBI released guidelines on implementation of Basel III capital regulations in India with effect from April 1, 2013. The RBI also generally issues and updates the master circular on “Basel III Capital Regulations” consolidating all relevant guidelines on Basel III, with the most recent Master Circular being issued on May 12, 2023. The key items covered under these guidelines include: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) graded enhancement of the total capital requirement; (iv) introduction of capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital will predominantly consist of common equity of the banks which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference share will not be considered a part of Common Equity Tier-I (“CET-I”) capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through conversion/write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-CET-I and Tier II capital instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Under the Basel III capital regulations, the capital funds of a bank are classified into CET-I, Additional Tier I (“AT-I”) and Tier II capital. Tier I capital, comprised of, among others, CET-I and AT-I, provides the most permanent and readily available support against unexpected losses. CET-I capital is comprised of, amongst others, paid-up equity capital, stock surplus (share premium), reserves consisting of any statutory reserves, capital reserves and revaluation reserves, subject to certain conditions. By its circular dated March 1, 2016, the RBI allowed banks, at their discretion, to include foreign currency translation reserves arising due to the translation of financial statements of their foreign operations in terms of Accounting Standard (“AS”) 11 as CET-I capital at a discount of 25.0 percent, subject to certain conditions. Further, the RBI permitted deferred tax assets which relate to timing differences (other than those related to accumulated losses) to be recognized in the CET-I capital up to 10.0 percent of a bank’s CET-I capital, at the discretion of banks (instead of full deduction from CET-I capital), subject to certain terms and conditions.

AT-I capital is comprised of, among others, perpetual non-cumulative preference shares and debt capital instruments eligible for inclusion as AT-I capital. Regulatory adjustments/deductions such as equity investments in financial subsidiaries (in accordance with the directions of the RBI), intangible assets, deferred tax assets (in the manner and to the extent, specified by the RBI), gaps in provisioning and losses in the current period and those brought forward from the previous period were required to be deducted from CET-I capital in a phased manner and fully deducted therefrom by March 31, 2017. Capital instruments, which no longer qualified as non-CET-I capital or Tier II capital, were phased out beginning January 1, 2013, and completely derecognized from regulatory capital by March 31, 2022.

Tier II capital consists of, amongst others, revaluation reserves at a discount of 55.0 percent, general provisions and loss reserves (allowed up to a maximum of 1.25 percent of the total credit risk-weighted assets), preference shares capital instruments (which combine features of both equity and debt securities) such as perpetual cumulative preference shares, redeemable non-cumulative preference shares/redeemable cumulative preference shares and debt capital instruments (which should be fully paid up, with a fixed maturity of minimum five years and should not contain clauses that permit step-ups or other incentives to redeem). In its circular dated March 1, 2016, the RBI has stated that revaluation reserves arising out of a change in the carrying amount of a bank’s property consequent to its revaluation may, at the discretion of the bank, be considered as CET-I capital. As of January 1, 2013, capital instruments which are not Basel III compliant (such as capital debt instruments with step-ups) are being phased out in a gradual manner (at a rate of 10.0 percent per year). In April 2018, the RBI advised all banks to create an Investment Fluctuation Reserve (the “IFR”) with effect from fiscal year 2019, with a view to building up adequate reserves to protect against an increase in yields in the future. The IFR is eligible for inclusion in Tier II capital, and in March 2020, the RBI clarified that there is no ceiling on the percentage of IFR which may be included as part of Tier II capital.

The Basel III capital regulations require banks to maintain a minimum CET-I capital ratio of 5.5 percent, a minimum Tier I capital ratio of 7.0 percent and a capital conservation buffer of 2.5 percent of its risk-weighted assets with the minimum total capital adequacy ratio of 9.0 percent of its risk-weighted assets. The transitional arrangements for the implementation of Basel III capital regulations in India began from April 1, 2013, and the guidelines were to be fully phased-in and implemented as of March 31, 2019. In January 2019, the RBI decided to defer the implementation of the last tranche of the capital conservation buffer from March 31, 2019 to March 31, 2020. In response to the COVID-19 pandemic, the RBI implemented the last tranche of the capital conservation buffer effective October 1, 2021. See also “Risk Factors—Pandemic or similar public health crises may have a material adverse effect on our business, financial condition and results of operations”.

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

The RBI has prescribed a matrix of risk weights varying from 35.0 percent to 75.0 percent (since revised to a maximum of 50.0 percent for loans sanctioned on or after June 7, 2017) for individual housing loans based on the size of the loan and the loan-to-value ratios. In October 2020, as a countercyclical measure, the RBI decided to rationalize the risk weights, irrespective of the amount. The risk weights for all new housing loans to be sanctioned on or after October 16, 2020 and up to March 31, 2022 would be required to be 35.0 percent for the loan to value ratio of less than and equal to 80.0 percent, and 50.0 percent for loan to value ratio of greater that 80.0 percent and less than and equal to 90.0 percent. In April 2022, this rationalization was extended to loans sanctioned up to March 31, 2023. In relation to the retail portfolio, retail claims were required to be assigned a risk-weight of 75.0 percent, except as provided otherwise by the RBI for non-performing assets. “Low value of individual exposures” was one of the four qualifying criteria which prescribed that the maximum aggregated retail exposure to one counterparty shall not exceed the absolute threshold limit of Rs. 50.0 million. In order to reduce the cost of credit for this segment, which consists of individuals and small businesses (i.e., with turnover of up to Rs. 500.0 million), and also to harmonize the maximum exposure limit with the existing RBI regulations on the Basel III framework, the RBI increased threshold limit for aggregated retail exposure to a counterparty to Rs. 75.0 million from October 12, 2020. The risk weight of 75.0 percent would apply to all fresh exposures and also to existing exposures where incremental exposure may be taken by the banks up to the revised limit of Rs. 75.0 million. Consumer credit, including personal loans, but excluding credit card receivables, carry a risk weight of 100.0 percent. The risk weight for capital markets exposure and credit card receivables is 125.0 percent, or higher corresponding to the rating of the exposure, or lack of such rating. Exposure to venture capital funds is risk-weighted at 150.0 percent. Other loans/credit exposures are risk-weighted based on their ratings or turnover. The RBI has also prescribed detailed guidelines for the capital treatment of securitization exposures under the RBI Master Directions on Securitisation of Standard Assets, 2021, as updated from time to time. In September 2022, the RBI made a risk weight of zero percent applicable in respect of exposures guaranteed under any existing or future schemes launched by the (i) Credit Guarantee Fund Trust for Micro and Small Enterprises, (ii) the Credit Risk Guarantee Fund Trust for Low Income Housing, and (iii) for individual schemes under the National Credit Guarantee Trustee Company Limited, subject to certain conditions. Previously, the RBI had permitted banks to derive risk weights for their unrated exposures based on the ratings available for a specific rated debt, subject to the condition that (i) the bank’s facility ranks pari passu or senior to the specific rated debt in all respects and (ii) the maturity of the unassessed claim is not later than the maturity of the rated claim. These bank loan ratings were to be published by External Credit Assessment Institutions (“ECAIs”). In October 2022, the RBI advised that a bank loan rating, without ECAIs having disclosed the name of the banks and the corresponding credit facilities rated by them, shall not be eligible for being reckoned for capital computation by banks. Banks shall treat such exposures as unrated and assign applicable risk weights.

The RBI requires banks in India to compute the capital requirements for operational risk under the “Basic Indicator Approach”. Under this approach, banks must hold capital for operational risk equal to the average over the previous three years of a fixed percentage of positive annual gross income. The BCBS has set this percentage at 15.0 percent, which has been followed by the RBI. On 26 June 2023, the RBI issued Master Direction on Minimum Capital Requirements for Operational Risk. These directions aim at replacing the existing approaches viz. basic indicator approach, the standardized approach / alternative standardized approach and advanced measurement approach for measuring minimum operational risk capital requirements by a new Standardized Approach. These directions are not in effect as on date and the effective date for its implementation will be communicated separately by the RBI. Until then, the minimum operational risk regulatory capital requirements shall be computed in accordance with the instructions contained Master Circular – Basel III Capital Regulations.

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

In order to align RBI regulations for banks with Basel III standards, the RBI in February 2023 released the “Draft Guidelines on Minimum Capital Requirements for Market Risk – under Basel III” for comments of stakeholders and members of the public. Among other things, the draft guidelines set out which instruments are to be included in the “trading book” (which are subject to market risk capital requirements) and which are to be included in the “banking book” (which are subject to credit risk capital requirements). The final guidelines will be applicable to all commercial banks and come into effect from April 1, 2024.

The minimum Common Equity Tier 1 capital of 5.5 percent of risk-weighted assets is required to be maintained by the banks along with a capital conservation buffer (“CCB”) of 2.5 percent of risk-weighted assets, in the form of Common Equity Tier 1 capital. In its press release from January 2023, the RBI confirmed that the Bank continues to be a domestic systemically important bank (“D-SIB”) with an additional CET-I requirement of 0.2 percent. The capital requirement, including the CCB and the additional requirement, is 11.7 percent. In September 2014, the RBI reviewed its guidelines on Basel III capital regulations with a view to facilitate issuance of non-equity regulatory capital instruments by banks under Basel III framework. Accordingly, certain specific eligibility criteria of such instruments were amended. These amendments were also intended to incentivize investors and to increase the investor base.

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

Domestic Systemically Important Banks

In July 2014, the RBI released a framework for dealing with D-SIBs. The D-SIB framework requires that the RBI disclose the names of banks designated as D-SIBs. Banks identified as systemically important based on their size, interconnectedness in the financial system, complexity and lack of readily available substitutes or financial infrastructure would be required to maintain additional CET-I capital ranging from 0.2 percent to 1.0 percent of risk-weighted assets (“RWAs”). D-SIBs may implement the increased capital requirement in a phased manner from April 2016 to April 2019. Our Bank has been classified as a domestic systemically important bank by the RBI during fiscal year 2018. The higher capital requirements under the bucketing structure, as provided in the D-SIB Framework, in the form of additional CET-I, were phased in beginning on April 1, 2018, and became fully effective from April 1, 2019. The RBI, in its circular dated June 28, 2019, reduced the minimum leverage ratio from 4.5 percent to 4.0 percent for D-SIBs and 3.5 percent for other banks, with effect from October 1, 2019. In its press release dated January 2, 2023, the RBI has confirmed that the Bank continues to be a D-SIB with an additional CET-I requirement of 0.2 percent (making the Bank’s aggregate capital requirement 11.7 percent).

Countercyclical Capital Buffer

In February 2015, the RBI released guidelines for implementation of Countercyclical Capital Buffer (“CCCB”). The CCCB regime requires banks to build up a buffer of capital in good times which may be used to maintain flow of credit to the real sector in difficult times. It also achieves the broader macro-prudential goal of restricting the banking sector from indiscriminate lending in the periods of excess credit growth that have often been associated with the building up of system-wide risk. While the framework for CCCB has taken effect, the activation of CCCB will take place when notified by the RBI. Some of the key points mentioned in the guidelines are as follows: (i) CCCB may be maintained in the form of CET I capital or other fully loss absorbing capital only, and the amount of the CCCB may vary from 0.0 percent to 2.5 percent of total risk-weighted assets of the banks; (ii) the CCCB decision would normally be pre-announced with a lead time of four quarters; however, depending on the CCCB indicators, the banks may be advised to build up the requisite buffer in a shorter time period; and (iii) banks will be subject to restrictions on discretionary distributions (including dividend payments, share buybacks and staff bonus payments) if they do not meet the requirement on CCCB. The RBI has not activated the CCCB yet and, in its notification dated April 20, 2023, has stated that it is not necessary to activate CCCB at this point in time.

Loan Loss Provisions and Non-Performing Assets

In 2021, the RBI issued guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. Whereas our consolidated financial statements are prepared in accordance with U.S. GAAP, loan loss provision is made in accordance with ASC 326 and ASC 450 and as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and under Note 2i “Summary of Significant Accounting Policies—Allowance for credit losses” to our consolidated financial statements. The principal features of the RBI guidelines are set forth below.

In January 2023, the RBI released a discussion paper on “Introduction of Expected Credit Loss Framework for Provisioning by Banks”. The proposed framework includes certain key requirements pursuant to which banks would (i) have to classify financial assets (primarily loans, including irrevocable loan commitments, and investments classified as “held-to-maturity” or “available-for-sale”) into one of three categories (Stage 1, Stage 2 and Stage 3), depending upon each asset’s assessed credit losses at the time of initial recognition as well as on each subsequent reporting date and (ii) make necessary provisions. According to the paper, sufficient time shall be provided for implementation of such framework. In order to enable a seamless transition and as permitted under the Basel guidelines, banks would be provided with an option to phase out the effect of increased provisions on CET-I capital over a maximum period of five years.

Non-Performing Assets

According to the RBI’s “Master Circular on Prudential norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances” (as updated on April 1, 2023), an asset, including a leased asset, becomes a non-performing asset (“NPA”) when it ceases to generate income for the bank.

The RBI guidelines stipulate the criteria for determining and classifying an NPA. An NPA is a loan or an advance where:

•	interest and/or an installment of principal remain overdue (as defined below) for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order” (as defined below) in respect of an overdraft (“OD”) or cash credit (“CC”) for more than 90 days;

•	the bill remains overdue for a period of more than 90 days in the case of bills purchased and discounted;

•	the installment of principal or interest thereon remains overdue for two crop seasons for short-duration crops;

•	the installment of principal or interest thereon remains overdue for one crop season for long-duration crops;

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

“Overdue”

Any amount due to the Bank under any credit facility is “overdue” if it is not paid on the due date fixed by the Bank. Borrower accounts shall be flagged as overdue by the banks as part of their day-end processes for the due date, irrespective of the time when such processes are run. In November 2021 the RBI has clarified that the exact dates for repayment of the loan, the frequency of payment, the breakup between principal and interest and examples of SMA/NPA classification, etc. shall be specified in the loan agreement and that the borrower shall be apprised of the same at the time of loan sanction and also at the time of any subsequent changes to the sanction terms/loan agreement until full repayment of the loan. For new loans, these rules shall be complied with by December 31, 2021; for existing loans, compliance with the rules shall be ensured at the time of review/renewal.

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

Asset Classification

Banks are required to classify NPAs into the following three categories based on the period for which the asset has remained non-performing and the realizability of the dues:

Sub-standard Assets: Assets that remained NPA for a period less than or equal to 12 months. Such an asset has well-defined credit weaknesses that jeopardize the liquidation of the debt and is characterized by the distinct possibility that the Bank will sustain some loss if deficiencies are not corrected.

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

Restructured Assets

The RBI has issued prudential norms on the restructuring of advances by banks. The guidelines essentially deal with the norms/conditions, the fulfillment of which is required to maintain the category of the restructured account as a “standard asset”. A standard asset can be restructured by rescheduling principal repayments and/or the interest element, subject to compliance with certain conditions, but must be separately disclosed as a restructured asset.

In case of a restructuring, accounts classified as “standard” shall be immediately downgraded to non-performing assets (“NPAs”), i.e “sub-standard”. Upon restructuring, NPAs continue to have the same asset classification as prior to restructuring. In addition, the RBI has specified guidelines regarding the upgrade of the asset classification.

In May 2013, the RBI issued additional guidelines in relation to restructured assets wherein such regulatory forbearance regarding asset classification on restructured accounts will be withdrawn for all restructurings with effect from April 1, 2015, with the exception of provisions related to changes in “Date of Commencement of Commercial Operations” (“DCCO”) in respect of infrastructure as well as non-infrastructure project loans. This implies that a standard account would immediately be classified as a sub-standard account upon restructuring. These guidelines are also applicable to non-performing assets, which, upon restructuring, would continue to have the same asset classification as prior to the restructuring and may be classified into lower categories in accordance with applicable asset classification norms based on the pre-restructuring repayment schedule. However, the standard asset classification may be retained, subject to specified conditions, in respect of certain loans granted for infrastructure projects given the importance of the infrastructure sector in national growth and development and the uncertainty involved in obtaining approvals from various authorities. The RBI in its circular dated February 7, 2020, issued guidelines regarding the deferment of the DCCO for projects in non-infrastructure and commercial real estate (“CRE”) sectors, and clarified that deferment in certain instances will not be treated as restructuring.

Resolution of Stressed Assets

In April 2023, the RBI issued the “Master Circular on Prudential norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances,” which consolidated the Reserve Bank of India (Prudential Framework for Resolution of Stressed Assets) Directions, 2019. In 2019, the RBI replaced the erstwhile framework for the resolution of stressed assets (including the framework for revitalizing distressed assets, the joint lenders forum mechanism, strategic debt restructuring, and the scheme of sustainable structuring of stressed assets).

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

The RBI has also directed lenders to recognize incipient stress in loan accounts, immediately on default, by classifying such assets as special mention accounts (“SMA”). The duration for which the principal or interest is overdue (i.e., 30-90 days) determines the relevant sub-category. The instructions on SMA classification of borrower accounts are applicable to all loans, except for agricultural advances governed by crop season-based asset classification norms; loans classified as NPAs may be upgraded as “standard assets” only after the arrears of interest and principal have been paid by the borrower in full.

As a result of the impact of the COVID-19 pandemic, the RBI through its circulars from August 2020 and September 2020 had issued certain guidelines in relation to the resolution of distressed assets, with the intent to facilitate the revival of real sector activities and mitigate the impact on the ultimate borrowers. The RBI had provided a window under the prudential framework described above to enable lenders to implement a resolution plan in respect of (i) eligible corporate exposures without a change in ownership and (ii) personal loans, while classifying such exposures as “standard”, subject to specified conditions. The lending institutions were permitted to provide resolution under such a facility only to borrowers who were experiencing financial distress as a result of COVID-19. The RBI also provided specific thresholds (ceilings or floors, as the case may be) for certain key ratios that were to be considered by the lending institutions in the resolution assumptions with respect to an eligible borrower. In May 2021, on account of the resurgence of the COVID-19 pandemic in India, the RBI had issued an additional set of measures broadly in line with the circulars referred to above. The RBI permitted lending institutions to offer a limited window to individual borrowers and small businesses to implement resolution plans in respect of their credit exposures while continuing to classify the same as “standard” upon implementation of the resolution plan, subject to certain specified conditions. In respect of individuals which had availed themselves of business loans and small businesses where resolution plans had been implemented under the guidelines set out in the circular from August 2020 described above, lending institutions were permitted until September 30, 2021, as a one-time measure, to review the working capital sanctioned limits and/or drawing power based on a number of factors, including a reassessment of the borrower’s working capital cycle, a reduction in the borrower’s margins, without such review being treated as restructuring. By March 31, 2022, the margins and working capital limits were to be restored to the levels set by the resolution plan implemented under the circular from August 2020. The circular also listed the disclosure requirements for the lending institutions with respect to the resolution plans implemented. In June 2021, the threshold for eligible borrowers who may be considered for resolution under the framework as determined under the May 2021 circular was raised from Rs. 250.0 million to Rs. 500.0 million. In August 2020, May 2021 and June 2021, the RBI also issued guidelines for the restructuring of existing loans to micro, small and medium enterprises classified as “standard”, without a downgrade in the asset classification, subject to certain conditions.

Framework for Compromise Settlements and Technical Write-offs

On June 8, 2023, the RBI issued a regulatory framework governing compromise settlements and technical write-offs which will be applicable to all the regulated entities. The framework defines compromise settlement as a negotiated arrangement to fully settle the borrower’s claims, involving a sacrifice of the amount due from the borrower by the regulated entities. Technical write-off refers to cases where the non-performing assets remain outstanding at borrowers’ loan account level, but are written off by the regulated entity for accounting purposes without waiving claims against the borrower and without prejudice to the recovery of such claims. The framework requires the regulated entities to have a board approved policy which lays down the process to be followed when undertaking compromise settlements and technical write-offs. Among other things, the framework provides that:

(i)

compromise settlements where the time for payment of the agreed settlement amount exceeds three months shall be treated as restructuring as defined in the “Prudential Framework on Resolution of Stressed Assets” dated June 7, 2019 issued by the RBI; and

(ii)	in case of partial technical write-offs, the prudential requirements in respect of residual exposure, including provisioning and asset classification, shall be with reference to the original exposure.

Act Relating to Recovery of NPAs

As a part of the financial sector reforms, the Government introduced the SARFAESI Act. The SARFAESI Act provides banks and other lenders with increased powers in the recovery of the collateral underlying NPAs.

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

The RBI has introduced incremental provisioning requirements with effect from April 1, 2014, for banks’ exposures to entities with unhedged foreign currency exposure (“UFCE”). Banks are required to collect specific information from its customers and assess the extent to which a customer is exposed to unhedged foreign currency on account of volatility in the exchange rate of the rupee vis-à-vis foreign currencies and calculate the incremental provisions based on the methodology prescribed by the RBI. In October 2022, the RBI reviewed all existing guidelines in relation to UFCE and issued the Reserve Bank of India (Unhedged Foreign Currency Exposure) Directions, 2022. These directions came into force on January 1, 2023 and apply to all commercial banks excluding Payments Banks and Regional Rural Banks (as defined by the RBI). Among other things, these directions clarify the definition of “entities” for which banks shall assess UFCE.

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

Unsecured exposure is defined as exposure where the realizable value of security, as assessed by the Bank, approved valuers or the RBI’s inspecting officers, is not more than 10.0 percent, ab initio, of the outstanding exposure. Exposure includes all fund and non-fund based exposures (including underwriting and similar commitments). Security means tangible security, properly discharged to the Bank and will not include intangible securities such as guarantees and comfort letters.

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

In April 2021, the RBI set up a committee to undertake a comprehensive review of the existing legal and regulatory framework applicable to ARCs and recommend measures to improve the effectiveness of ARCs, in particular the role of ARCs in the resolution of distressed assets, including under the Insolvency and Bankruptcy Code 2016. In September 2021, the committee submitted its report, which had recommendations primarily related to acquisition, securitization and reconstruction of financial assets and liquidity and trading of security receipts. Further recommendations were concerned with governance and transparency, minimum net owned fund requirements, legal topics and taxation topics.

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

Further, to incentivize the early sale of NPAs to securitization companies and reconstruction companies, banks are allowed to spread over any shortfall, if the sale value is lower than the net book value, over a period of two years for NPAs sold up to March 31, 2016. In its circular of June 2016, the RBI has further extended the dispensation of amortizing the shortfall on the sale of NPAs to securitization companies and reconstruction companies to March 31, 2017. However, in respect of NPAs sold during the period from April 1, 2016 to March 31, 2017, banks may amortize the shortfall over a period of only four quarters from the quarter in which the sale took place.

In April 2023, the RBI issued the master circular on Asset Reconstruction Companies, which consolidates instructions and guidelines previously issued by the RBI in relation to asset reconstruction companies.

In January 2023, RBI released a discussion paper on securitization of stressed assets. The paper proposes to enable securitization of NPAs through a special purpose entity, similar to securitization of standard assets. While currently, there is no corresponding mechanism for securitization of NPAs through this route, the SARFAESI Act provides for securitization of NPAs through Asset Reconstruction Companies (“ARCs”).

Guidelines on Sale of Standard Assets

The RBI first issued guidelines for the securitization of standard assets in February 2006. The guidelines provided that for a transaction to be treated as a securitization, a two-stage process must be followed. In the first stage there must be a sale of a single asset or pooling and transferring of assets to a bankruptcy remote special purpose vehicle (“SPV”) in return for immediate cash payment and in the second stage repackaging and selling the security interests representing claims on incoming cash flows from the asset or pool of assets to third-party investors should be effected. Further, for enabling the transferred assets to be removed from the balance sheet of the seller in a securitization structure, the isolation of assets or “true sale” from the seller or originator to the SPV is an essential prerequisite. Also, an arm’s-length relationship must be maintained between the originator, the seller and the SPV.

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

In June 2020, the RBI released the draft framework for the securitization of standard assets and for the sale of loan exposures. The framework proposes to revisit the guidelines for the sale of both standard and distressed loan exposures, and will apply to all scheduled commercial banks and NBFCs (including housing finance companies).

In September 2021, the RBI issued master directions on securitization of standard assets and sale of loan exposures. These directions are applicable to all banks, financial institutions, SFBs and NBFCs. The aim of the revised directions was to develop a strong and robust securitization market in India, while incentivizing simpler securitization structures, and to align the regulatory framework with the Basel guidelines on securitization, which have become effective January 1, 2018, and the IFRS requirements. Among other things, the guidelines prescribe minimum retention requirements (“MRR”) based on the maturity of the underlying loan assets and different average maturities for residential mortgage-backed securities (“RMBS”). The directions also prescribe conditions for the transfer of loan assets.

Salient features of the securitization of standard assets are as follows: (i) transactions that result in the issuance of multiple tranches of securities reflecting different credit risks will be treated as securitization transactions and accordingly covered under the securitization guidelines; (ii) a securitization external ratings-based approach has been introduced for calculation of risk weighted assets for credit risk of securitization exposures. For unrated securitization exposures, the lender shall maintain capital charge equal to the actual exposure. A differential credit risk has been prescribed for securitizations under the “standardised approach”; (iii) a special form of securitization, called the “simple, transparent and comparable securitization” (“STC”), has been prescribed with clearly defined criteria and preferential capital treatment; (iv) the definition of securitization has been modified to allow single-asset securitizations; (v) securitization of exposures purchased from other lenders has been allowed; (vi) carve-outs for RMBS in prescriptions regarding minimum holding periods (“MHP”), MRR and reset of credit enhancements have been introduced; and (vi) criteria for transfers of credit risk have been prescribed, which if met will exempt the originator from maintaining capital against the exposures so transferred.

Salient features of the sale of loan exposures (in contrast to the erstwhile guidelines) are as follows: (i) the sale of standard assets may be made by assignment, novation or loan participation contracts (either funded participation or risk participation), whereas the sale of stressed assets may be made by assignment or novation only; (ii) direct assignment transactions shall be classified as a special form in these guidelines; (iii) the requirement of MRR for sale of loans has been abolished; (iv) the price discovery process has been deregulated to follow the lenders’ policy; (v) stressed assets may be sold to any entity that is permitted to take on loan exposures by its statutory or regulatory framework; and (vi) some of the existing conditions for the sale of NPAs have been consolidated and standardized.

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

In December 2015, the RBI issued revised guidelines on computing interest rates on advances based on the marginal cost of funds. The revised guidelines were issued with a view to improve transmission of policy rates into bank lending rates, improve transparency in the methodology followed by banks for determining interest rates on advances, and ensuring the availability of bank credit at interest rates which are fair to the borrowers as well as the banks. The guidelines came into effect from April 1, 2016. Pursuant to the revised guidelines, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016, will be priced with reference to the marginal cost of funds-based lending rate system (“MCLR”). Actual lending rates will be determined by adding the components of spread to the MCLR. Banks will review and publish their MCLR of different maturities every month on a pre-announced date. The guidelines provide that existing loans and credit limits linked to the Base Rate may continue until repayment or renewal. Certain types of loans, including fixed rate loans with tenor over three years and loans linked to a market-determined external benchmark, are exempt from provisions of MCLR. The existing borrowers will have the option to move to MCLR-linked loans at mutually acceptable terms.

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

The priority sector lending targets are linked to the adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as on the corresponding date of the previous year. Domestic banks and foreign banks having 20 or more branches in India, are required to achieve total priority sector lending equivalent to 40.0 percent of their ANBC or CEOBE, whichever is higher. Of the total priority sector advances, agricultural advances are required to be 18.0 percent of ANBC or CEOBE, whichever is higher. Advances to weaker sections are required to be 11.5 percent of ANBC or CEOBE for fiscal year ending March 31, 2023, whichever is higher, and 12.0 percent of ANBC or CEOBE for fiscal year ending March 31, 2024, whichever is higher. Within the 18.0 percent target for agriculture, a target of 9.5 percent and 10 percent of ANBC or CEOBE, whichever is higher, is prescribed for small and marginal farmers for the fiscal year ending March 31, 2023 and fiscal year ending March 31, 2024, respectively. The targets for small and marginal farmers, and weaker sectors will be implemented in a phased manner through fiscal year 2024. Banks have also been directed to ensure that their overall direct lending to non-corporate farmers does not fall below the system-wide average of the achievements over the last three years (which will be notified by the RBI at the beginning of each year; the percentage applicable to fiscal year 2023 was 13.78 percent). The target for micro enterprises is set at 7.5 percent.

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

Lending to Infrastructure Sector and Affordable Housing Sector

In order to allow banks to provide long-term funds for project loans to the infrastructure sector and the affordable housing sector, the RBI, in July 2014, issued guidelines for the issuance of long-term bonds by banks for financing infrastructure sector loans and lending to the affordable housing sector. Under these guidelines, banks are permitted to issue long-term fully paid, redeemable and unsecured bonds with a minimum maturity of seven years to enable lending to long-term projects in certain specified infrastructure sub-sectors and the affordable housing sector as prescribed in the guidelines. To encourage lending to these sectors, these long-term bonds are not subject to cash reserve ratio (“CRR”) or statutory liquidity ratio (“SLR”) requirements. These bonds are also not included in the computation of ANBC for the purposes of priority sector lending targets subject to the guidelines. However, any infrastructure or affordable housing loans acquired from other banks and financial institutions will require the prior approval of the RBI to avail themselves of these regulatory incentives.

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

The RBI limits exposure to individual borrowers to not more than 15.0 percent of the capital funds of a Bank and limits exposure to a borrower group to not more than 40.0 percent of the capital funds of a bank. See also “Large Exposures Framework” discussed below. The capital funds for this purpose are comprised of Tier I and Tier II capital, as defined under the capital adequacy standards and as per the published accounts as of March 31 of the previous year. The infusion of Tier I or Tier II capital, either through domestic or overseas issuances, after the published balance sheet date is also eligible for inclusion in the capital funds for determining the exposure ceiling. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5.0 percent of capital funds is allowed in respect of individual borrowers and up to 10.0 percent in respect of group borrowers. Banks may, in exceptional circumstances and with the approval of their boards, consider increasing their exposure to an individual borrower or a borrower group by a further 5.0 percent of capital funds. With effect from May 2008, the RBI revised the prudential limit to 25.0 percent of capital funds in respect of a bank’s exposure to oil companies to which specified oil bonds have been issued by the Government of India. Banks need to make appropriate disclosures in their annual financial statements in respect of exposures where they have exceeded the prudential exposure limits during the year.

Banks’ exposures to a single NBFC (excluding gold loan companies) will be restricted to 20 percent of their eligible capital base (Tier I capital). Banks’ exposures to a group of connected NBFCs or group of connected counterparties having NBFCs in their respective group will be restricted to 25 percent of their Tier I Capital. The exposure of a bank to a single NBFC which is predominantly engaged in lending against collateral of gold jewelry (i.e., such loans comprising 50 percent or more of their financial assets), shall not exceed 7.5 percent of the bank’s capital funds (Tier I plus Tier II Capital). However, this exposure ceiling may increase by 5 percent, i.e., up to 12.5 percent of the banks’ capital funds if the additional exposure is on account of funds lent by such NBFCs to the infrastructure sector. Banks may also consider fixing internal limits for their aggregate exposure to all NBFCs combined.

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

In December 2018, the RBI issued guidelines in relation to bank credit to large borrowers. The guidelines state that borrowers having a fund-based working capital limit of Rs. 1,500.0 million and above from the banking system, will need to have a loan component of at least 40.0 percent. Accordingly, for such borrowers’ drawings up to 40.0 percent of the total fund-based working capital limits shall only be allowed from the loan component, and drawings in excess of this may be allowed as a cash credit facility. These guidelines became effective on April 1, 2019, and with effect from July 1, 2019, the mandatory loan component was revised to 60.0 percent. The RBI also specified that with effect from April 1, 2019, the undrawn portion of cash credit/overdraft limits sanctioned to large borrowers, irrespective of whether unconditionally cancellable or not, will be subject to a credit conversion factor of 20.0 percent.

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

In terms of the Large Exposure Framework, banks’ exposures to a single NBFC are restricted to 20.0 percent of their available eligible capital base. Banks exposures to NBFCs predominantly engaged in lending against gold will continue to be governed by limits prescribed in the RBI circular dated May 18, 2012. The RBI in its circular from February 2021 exempted from the framework lending by foreign sovereigns or their central banks that are (i) subject to a 0.0 percent risk weight under the Basel III guidelines; and (ii) where such lending is denominated in the domestic currency of that sovereign and met out of resources of the same currency. Further, through its circular issued in March 2021, the RBI determined that non-centrally cleared derivatives exposures will continue to be outside the purview of exposure limits until September 30, 2021. Under the Banking Regulation Act, Indian branches of foreign banks are required to maintain minimum paid up capital and reserves, and in order to meet this requirement, deposit with the RBI either cash or unencumbered approved securities. In September 2021, the RBI allowed the Indian branches of foreign banks to include cash and/or encumbered approved securities which has been availed as interest-free funds from the bank’s head office or remittable surplus retained in Indian books of accounts to mitigate/offset the large exposure framework only to their Head office, subject to certain conditions. Foreign banks are allowed to exclude derivative contracts executed prior to April 1, 2019 when computing the derivative exposure of their head offices (including overseas branches). The RBI has also clarified that double counting of the funds placed with the RBI to fulfill the requirement to maintain minimum paid-up capital and reserves under the Banking Regulation Act as both capital and credit risk mitigation is not allowed.

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

•

advances for any other purposes to the extent secured by collateral of shares, convertible bonds, convertible debentures or units of equity-oriented mutual funds (i.e., where the primary security other than shares or convertible bonds or convertible debentures or units of equity-oriented mutual funds does not fully secure the advances);

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

Regulations Relating to Other Loan Exposures

The RBI requires banks to have put in place a policy for exposure to real estate with the approval of their boards. The policy is required to include exposure limits, collateral cover and margins and credit authorization. The RBI has also permitted banks to extend financial assistance to Indian companies for the acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investments. Banks are not, however, permitted to provide companies “acquisition finance” to acquire companies in India.

Limits on Intra-group Transactions and Exposures

In February 2014, the RBI issued guidelines on the management of intra-group transactions and exposures which have been in effect since October 1, 2014. These guidelines contain both quantitative limits for the financial intra-group transactions and exposures (“ITEs”) and prudential measures for the non-financial ITEs to ensure that the banks engage in ITEs in a prudent manner in order to contain the concentration and contagion risk arising out of ITEs. These measures are aimed at ensuring an arm’s-length relationship in dealings with group entities and prescribe minimum requirements with respect to group risk management and group-wide oversight and prudential limits on intra-group exposures. Effective October 2014, a bank’s exposure to a non-financial or unregulated financial services entity in its group will be capped at 5.0 percent of its paid-up capital and reserves and its exposure to a regulated financial services company in its group will be capped at 10.0 percent of its paid-up capital and reserves. In the event a bank’s current intra-group exposure is more than the limits stipulated in the guidelines, that bank was required to bring the exposure within the limits by no later than March 31, 2016. Any exposure beyond the permissible limits subsequent to March 31, 2016, is deducted from CET-I capital of the bank.

Regulation Relating to Country Risk Management

The RBI has issued detailed guidelines on country risk management that cover banks’ exposure to those countries to which they have a net funded exposure of 1.0 percent or more of their total assets, which became effective in fiscal year 2005. These guidelines have been consolidated in the RBI’s Master Circular on Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances dated April 1, 2023. The countries are categorized into seven risk categories, namely: insignificant, low, moderate, high, very high, restricted and off-credit. Required provisioning is based on exposures exceeding 180 days on a graded scale ranging from 0.25 percent to 100.0 percent. Banks may maintain a lower level of provisioning of 25.0 percent of the requirement in respect of exposures with a contractual maturity of less than 180 days.

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

Non-Performing Investments

The RBI has defined non-performing investments (“NPI”) as those where principal or interest is unpaid for more than 90 days including preference shares where a fixed dividend is not paid or declared. The non-availability of the latest balance sheet of a company in whose equity securities a bank has invested will also render those equity shares NPI. If any credit facility availed of by the issuer is an NPA in the books of the Bank, investment in any of the securities issued by the same issuer would also be treated as a NPI and vice versa. However, if only preference shares have been classified as an NPI, the investment in any of the other performing securities issued by the same issuer may not be classified as an NPI and any performing credit given to that borrower need not be treated as an NPA.

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

Limit on Transactions through Individual Brokers

Guidelines issued by the RBI require banks to empanel brokers for transactions in securities. These guidelines also require that a disproportionate part of the bank’s business should not be transacted only through one broker or a few brokers. The RBI specifies that not more than 5.0 percent of the total transactions through empaneled brokers can be transacted through one broker during a year. If for any reason this limit is breached, the RBI has stipulated that the board of directors of the bank concerned should be informed on a half-yearly basis of such occurrences. The above limit is not applicable to banks’ dealings through Primary Dealers.

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

•

Held to maturity (“HTM”) investments compulsorily include: (i) recapitalization bonds received from the Government; (ii) investments in subsidiaries and joint ventures; and (iii) investment in the long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of these bonds must be of seven years at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the HTM category even if the residual maturity falls below seven years subsequently. HTM investments also include any other investments identified for inclusion in this category subject to the condition that such investments cannot exceed 25 percent of total investments. Banks are permitted to exceed the limit of 25 percent of investments for the HTM category provided the excess is comprised only of investments eligible for the SLR and the aggregate of such investments in the HTM category does not exceed a specified percentage of the prescribed demand and time liabilities.

•

Profit on the sale of investments in the HTM category is appropriated to the capital reserve account after being recognized in the profit and loss account. Loss on any sale is recognized in the profit and loss account.

•	Investments under the held for trading (“HFT”) category must be sold within 90 days.

•

Available for sale (“AFS”) and HFT securities are required to be valued at market or fair value at prescribed intervals. The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the RBI price list or prices declared by the Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in AFS and HFT securities.

•	Profit or loss on the sale of investments in both the HFT and AFS categories is recorded in the profit and loss account.

•

Shifting of investments from or to the HTM category is permitted only under exceptional circumstances with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from AFS to HFT may be done, subject to depreciation, if any, applicable on the date of transfer, with the approval of the board of directors, the asset liability management committee or the investment committee; shifting from HFT to AFS is generally not permitted, save for under exceptional circumstances where banks are not able to sell the security within 90 days due to tight liquidity conditions, or extreme volatility, or the market becoming unidirectional, in which case transfer is permitted only with the approval of the board of directors, the asset liability management committee or the investment committee.

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

Depreciation or appreciation for each basket within the AFS categories is aggregated. While net depreciation is provided for, net appreciation in each basket, if any, is not recognized except to the extent of depreciation already provided.

Investments in security receipts or pass-through certificates issued by asset reconstruction companies or trusts set up by asset reconstruction companies are valued at the lower of redemption value of the security receipts or the net book value of the underlying financial asset.

The banks are permitted to exceed the limit of 25.0 percent of the total investments under the HTM category provided that the excess comprised only SLR securities and investments are made by banks under targeted long-term repo operations as specified by the RBI. Currently, the total SLR securities held under the HTM category should not be more than 19.5 percent of Net Demand and Time Liabilities (“NDTL”) as on the last Friday of the second preceding fortnight. Banks are granted a special dispensation until March 31, 2024 enhancing their HTM limit to 23.0 percent of NDTL, for SLR securities acquired between September 1, 2020 and March 31, 2024. The enhanced limit will be restored in a phased manner over three quarters beginning with the quarter ending June 30, 2024.

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

The Short Sale (Reserve Bank) Directions, 2018 came into force with effect from July 26, 2018 allowing certain regulated entities which have the approval of the regulators, to undertake short sales. Under the directions, the maximum amount of a security (face value) that can be short sold are either liquid securities up to 2.0 percent of the total outstanding stock of each security, or Rs. 5,000.0 million, whichever is higher, and other securities up to 1.0 percent of the total outstanding stock of each security, or Rs. 2,500.0 million, whichever is higher. Liquid securities are securities identified and published by the Fixed Income Money Market and Derivatives Association of India (“FIMMDA”)/Financial Benchmarks India Limited (“FBIL”) as a “liquid security” for the purpose of short sale transactions. In January 2023, these directions were made applicable to short sale transactions in dated sovereign green bonds issued by the Government.

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

In February 2021, the RBI issued the Master Direction on Digital Payment Security Controls with the aim of providing necessary guidelines for regulated entities (including scheduled commercial banks) to set up robust governance structures and implement common universal standards of security controls for digital payment products and services like internet banking, mobile payments, and card payments. Regulated entities were required to prepare a policy for digital payment products and services, and to conduct risk assessments with regard to the safety and security of digital payments products and associated processes and services, including providing for online dispute resolution mechanisms to resolve disputes and grievances of customers relating to digital payments. The guidelines came into effect in August 2021.

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

In November 2021, in view of the discontinuance of LIBOR as a benchmark rate, the RBI permitted banks to offer interest rates on FCNR(B) deposits using the widely accepted “Overnight Alternative Reference Rate for the respective currency” with upward revisions of the interest rates capped at 50 basis points. The relevant section of the Master Direction—RBI (Interest Rate on Deposits) Directions 2016 was amended accordingly. From July 7, 2022 to October 31, 2022, the RBI had permitted banks to raise fresh FCNR(B) and NRE deposits without reference to the existing regulations on interest rates.

With effect from the reporting fortnight beginning July 30, 2022, the RBI has exempted incremental FCNR(B) and NRE deposits with a reference base date of July 1, 2022, from the maintenance requirement of CRR and SLR. The exemption was available for deposits mobilized up to November 4, 2022. It has been clarified that transfers from non-resident (ordinary) (“NRO”) accounts to NRE accounts shall not qualify for the relaxation.

Deposit Insurance

Demand and time deposits of up to Rs. 0.5 million accepted by scheduled commercial banks in India have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation (the “DICGC”), a wholly owned subsidiary of the RBI. Banks are required to pay the insurance premium to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer. The RBI, in its press release dated February 4, 2020, raised the limit of insurance cover for depositors in insured banks from Rs. 0.1 million to Rs. 0.5 million per depositor, effective February 4, 2020. The DICGC, in its circular dated February 5, 2020, increased the limit of deposit insurance cover and rate of premium payable to insured banks from Rs. 10 paise per Rs. 100 of assessable deposits to Rs. 12 paise per Rs. 100 of assessable deposits per annum, effective from April 1, 2020.

Regulations Relating to Debit Cards, Credit Cards and Online Payments

On December 17, 2021, the Ministry of Electronics and Information Technology issued a notification regarding the incentive scheme for promotion of RuPay Debit cards, low-value BHIM UPI transactions and person-to-merchant transactions (“P2M”). Bharat Interface for Money (“BHIM”) is a payment app that allows its users to make simple, easy and quick transactions using a Unified Payments Interface (“UPI”). The Government had decided to incentivize banks by paying them a certain percentage value of RuPay Debit card transactions (P2M) and low-value UPI transactions (up to Rs. 2,000.0) (P2M) for a period of one year, starting April 1, 2021. The scheme was only applicable to banks, which have operations in India and transactions, which are conducted in India.

On January 14, 2023, the Ministry of Electronics and Information Technology issued a notification regarding the incentive scheme for promotion of digital payments i.e., RuPay Debit Cards and low-value BHIM-UPI transactions (P2M). The Government decided to incentivize banks by paying them a certain percentage value of RuPay Debit card transactions (P2M) and low-value UPI transactions (up to Rs. 2,000.0) (P2M) for a period of one year, starting April 1, 2022. The scheme is only applicable to banks with operations in India, and transactions that are conducted in India.

The RBI has issued a Master Direction on Credit Card and Debit Card—Issuance and Conduct Directions 2022. While the directions came into effect substantially on July 1, 2022, certain provisions took effect on October 1, 2022. The provisions of the master direction relating to credit cards apply to all scheduled banks and NBFCs operating in India, with an exemption for payment banks, state co-operative banks and district central co-operative banks. The provisions of the master direction relating to debit cards apply to every bank operating in India. The master direction primarily covers the general and conduct-related provisions for credit, debit and co-branded cards and complements prudential, payment, technology and cyber security-related directions.

Digital lending

On September 2, 2022, the RBI issued Guidelines on Digital Lending to regulate digital lending, such as through web-based applications and platforms. Digital lending is defined as a remote and automated lending process, largely by use of seamless digital technologies for customer acquisition, credit assessment, loan approval, disbursement, recovery, and associated customer service. The guidelines provide for: (i) customer protection and conduct requirements (concerning the manner of collection of fees, charges, loan disbursal and other areas); (ii) technology and data requirements (concerning, among others, collection, usage and sharing of data with third parties, as well as storage of data); and (iii) regulatory and reporting requirements.

On June 8, 2023, the RBI issued “Guidelines on Default Loss Guarantee in Digital Lending” which allow regulated entities to enter into a contractual arrangement with certain other eligible entities under which the latter guarantees to compensate the regulated entity’s loss due to default up to a certain percentage of the loan portfolio of the regulated entity, as specified upfront.

Regulation Relating to Financial Statement Disclosure and Presentation

In August 2021, the RBI issued consolidated guidelines on the presentation and disclosure of financial statements, as updated from time to time. These guidelines are applicable to all banking companies licensed to operate in India, including banks incorporated outside India. Under the Banking Regulation Act, every banking company has to prepare a balance sheet and a profit and loss account in respect of all business transacted as of the last working day of the year or period. The guidelines specify general instructions for the compilation of the balance sheet and profit and loss account for the banks. Banks are required to disclose information in the notes to the financial statements and have to ensure that the balance sheet and profit and loss account reflect a true and fair picture of the financial position. Window dressing of financials, short provisioning, misclassification of NPAs, under-reporting/incorrect computation of exposure/risk weight, incorrect capitalization of expenses, capitalization of interest, among other things, are subject to penalties as provided for under the Banking Regulation Act.

Demonetization Measures

On November 8, 2016, the Government of India had announced its decision for existing bank notes of Rs. 500 and Rs. 1,000 denominations of the then existing series issued by the RBI to no longer be valid. Citizens were to return all such bank notes to banks as they could no longer be used for transactions or exchange purposes with effect from November 9, 2016. New bank notes of denominations of Rs. 500 and Rs. 2,000 were introduced to replace the old notes. Limits for the exchange of demonetized notes and withdrawal of new notes were specified which were subsequently lifted.

On May 19, 2023, the RBI through its circular titled “₹2000 Denomination Banknotes – Withdrawal from Circulation; Will continue as Legal Tender” has announced the withdrawal of all Rs. 2,000 bank notes and banks are directed to discontinue the issuance of Rs. 2,000 notes with immediate effect. The existing Rs. 2,000 notes can be deposited or exchanged by members of public until September 30, 2023.

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

The KYC procedures for opening accounts have been simplified for “small accounts” in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged. A “small account” is defined as a savings account in a banking company where (i) the aggregate of all credits in a fiscal year does not exceed Rs. 0.1 million; (ii) the aggregate of all withdrawals and transfers in a month does not exceed Rs. 0.01 million; and (iii) the balance at any point of time does not exceed Rs. 0.05 million. Small accounts are permitted to remain operational initially for a period of 12 months, and thereafter for a further period of 12 months, subject to the account holder applying, and providing evidence of having applied for, any of the officially valid documents during the first twelve months of the opening of such account. In April 2020, the RBI had directed that small accounts shall remain operational between April 1, 2020 and June 30, 2020 and such other periods as may be notified by the Government.

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

All the instructions/guidelines issued to banks on KYC norms, AML standards and obligations of the banks under the PML Act have been consolidated in the Know Your Customer Directions, 2016, issued by the RBI, as updated from time to time. The RBI issued a master circular on detection and impounding of counterfeit notes by banks in India in April 2021 and a Master Direction – Counterfeit Notes, 2023 – Detection, Reporting and Monitoring in April 2023.

The PML Act and the rules relating thereto require that banking companies, financial institutions and intermediaries (together, “Institutions”) to maintain a comprehensive record of all their transactions, including the nature and value of each transaction. Further, it mandates verification of the identity of all their clients and also requires the Institutions to maintain records of their respective clients. These details are to be provided to the authority established by the PML Act, who is empowered to order confiscation of property where the authority is of the opinion that a crime as recognized under the PML Act has been committed. In addition, the applicable exchange control regulations prescribe reporting mechanisms for transactions in foreign exchange and require authorized dealers to report identified suspicious transactions to the RBI.

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

The CRR requirement as of March 31, 2023, was 4.5 percent of the prescribed net demand and time liabilities of the Bank. In order to address the volatility in rupee exchange rates in early 2013, the RBI in July 2013 increased the requirement of minimum daily CRR balance maintenance to 99.0 percent of the requirement with effect from the first day of the fortnight beginning July 27, 2013. In September 2013, the RBI reduced the minimum daily maintenance of the CRR from 99.0 percent of the requirement to 95.0 percent. In April 2016, the RBI further reduced this requirement to 90.0 percent, with effect from the fortnight beginning April 16, 2016. In response to the COVID-19 pandemic, the RBI, in its circular dated March 27, 2020, for a period of one year, decided to reduce the CRR of all banks by 100 basis points from 4.0 percent to 3.0 percent of their net demand and time liabilities, from the reporting period beginning on March 28, 2020 and ending on March 26, 2021. Furthermore, given strains on banks’ reporting abilities as a result of social distancing measures for staff, the RBI reduced the minimum CRR balance maintenance requirement from 90.0 percent to 80.0 percent, effective from the first day of the reporting period beginning on March 28, 2020. This one-time dispensation was further extended by the RBI until September 25, 2020 through its circular dated June 26, 2020. In its circular dated February 5, 2021, RBI decided to gradually restore the CRR in two phases. Accordingly, banks were required to maintain the CRR at 3.5 percent of their net demand and time liabilities effective from the reporting fortnight beginning March 27, 2021 and 4.0 percent of their net demand and time liabilities effective from the fortnight beginning May 22, 2021. The RBI has increased the CRR required to be maintained by every bank to 4.50 percent of its net demand and time liabilities effective from the reporting fortnight beginning May 21, 2022. See also “Risk Factors—Pandemics or similar public health crises may have a material adverse effect on our business, financial condition and results of operations”.

Statutory Liquidity Ratio (“SLR”)

In order to ensure liquidity in the banking system and in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities in form of liquid assets, such as cash, gold or approved securities, e.g., Government of India and State Government Securities. The exact percentage is 18.0 percent from April 11, 2020, and is fixed by the RBI from time to time. The RBI’s master circular on the SLR specifies certain liabilities which will not be included in the calculation of the SLR.

In May 2022, the RBI instituted the Standing Deposit Facility (“SDF”) with immediate effect. Balances held by banks with the RBI under the SDF are an eligible SLR asset and form part of “cash” for the purpose of SLR-maintenance. In November 2022, the RBI further clarified that any overnight balances held by banks with RBI under SDF shall be eligible as Level 1 High Quality Liquid Assets (“HQLA”) for the computation of the liquidity coverage ratio (“LCR”).

Revisions in Constitution of Bank Assets

The capital regulations with respect to Liquidity Standards under the Basel III framework (LCR, Liquidity Risk Monitoring Tools and LCR Disclosure Standards) were revised by the RBI by way of a circular dated August 2, 2017, tore-define the “Level 1” of bank assets as comprising the following:

i.	Cash including cash reserves in excess of required CRR.

ii.	For banks incorporated in India,

•	Reserves held with foreign central banks in excess of the reserve requirement, where a foreign sovereign has been assigned a 0 percent risk weight as per the rating by an international rating agency.

•

Reserves held with foreign central banks in excess of the reserve requirement, to the extent these balances cover the Bank’s stressed net cash outflows in that specific currency, in cases where a foreign sovereign has been assigned an on-0 percent risk weight as per the rating by an international rating agency, but a 0 percent risk weight has been assigned at national discretion under the Basel II framework.

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

In June 2014, the RBI issued guidelines in relation to LCR, liquidity risk monitoring tools and LCR disclosure standards pursuant to the publication of the “Basel III: The Liquidity Coverage Ratio” and liquidity risk monitoring tools in January 2013 and the Liquidity Coverage Ratio Disclosure Standards in January 2014 by the BCBS. The objective of the LCR standard is to ensure that a bank maintains an adequate level of unencumbered high-quality liquid assets which could be converted into cash to meet its liquidity needs for a 30-calendar-daytime horizon under a significantly severe liquidity stress scenario. The LCR requirement of 100.0 percent is being implemented in a phased manner over a period of four years, with a minimum requirement of 60.0 percent effective January 1, 2015. The prescribed LCR level as of January 1, 2018, was 90.0 percent and was required to be at the increased prescribed level of 100.0 percent on January 1, 2019. In April 2020, the RBI reduced the LCR requirement from 100.0 percent to 80.0 percent, effective between April 17, 2020 and September 30, 2020. The RBI proposed to increase the reduced LCR requirement in two phases: (i) from 80.0 percent to 90.0 percent between October 1, 2020 and March 31, 2021, and (ii) from 90.0 percent to 100.0 percent from April 1, 2021.

In 2020, banks were allowed to avail themselves of funds under the MSF by utilizing the SLR up to an additional 1.0 percent of their NDTL (i.e., cumulatively up to 3.0 percent of their NDTL). This facility, which had been available initially until June 30, 2020, was extended in phases until December 31, 2021. With effect from January 1, 2022, banks can utilize the SLR up to 2.0 percent of NDTL instead of 3.0 percent for overnight borrowing under the MSF. See also “Risk Factors—Pandemics or similar public health crises may have a material adverse effect on our business, financial condition and results of operations”.

Net Stable Funding Ratio

Net stable funding ratio (“NSFR”) is a global regulatory standard under the Basel III framework. The draft guidelines on NSFR were issued by the RBI by its circular dated May 28, 2015. While the RBI had published final guidelines on NSFR on May 17, 2018, which were required to be implemented from April 1, 2020, the guidelines ultimately came into effect on October 1, 2021.

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

The RBI’s Guidelines on Banks’ Asset Liability Management Framework—Interest Rate Risk issued in November 2010 mandate that banks in India evaluate interest rate risk using both methods, i.e., TGA and DGA. Banks are required to submit the TGA and DGA results from time to time to the RBI as mentioned in the guidelines.

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

Our foreign exchange operations are subject to the guidelines contained in the Foreign Exchange Management Act 1999 (“Foreign Exchange Management Act”). As an authorized dealer, we are, as required, enrolled as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to the foreign exchange business in India.

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

On December 12, 2022, the RBI released a master direction on Foreign Exchange Management (Hedging of Commodity Price Risk and Freight Risk in Overseas Markets) Directions, 2022 to lay down the modalities for authorized dealers for facilitating hedging of commodity price risk and freight risk in overseas markets by their customers.

Setting Up Wholly-Owned Subsidiaries by Foreign Banks

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

On July 7, 2022, the RBI has introduced certain measures in order to enhance forex inflows into India. One of these measures allows AD – category I banks from July 8, 2022 to October 31, 2022 to utilise overseas foreign currency borrowing (“OFCBs”) for on-lending in foreign currency for a wider set of end-use purposes than before, subject to a negative list set out for external commercial borrowings (“ECB”) and availability of the facility will be until maturity/repayment of the OFCB. Prior to this relaxation, AD – category I banks could undertake OFCB up to a limit of 100 percent of their unimpaired Tier 1 capital or US$ 10.0 million whichever is higher, but were not allowed to on-lend the funds so borrowed in foreign currency except for the purpose of export financing.

Cyber Security Frameworks in Banks

In its circular dated June 2, 2016, the RBI directed banks to formulate a cyber security policy duly approved by their board of directors. This policy is required to be distinct from banks’ broader information technology/information security policies. Accordingly, the Bank had developed a Cybersecurity Policy and Cybersecurity framework which is to ensure appropriate cyber security practices are followed across the Bank’s information systems. The Cybersecurity policy is approved by the Bank’s Board. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cybersecurity”.

Outsourcing of Information Technology Services

In April 2023, the RBI issued master directions on Outsourcing of Information Technology Services to ensure that outsourcing arrangements by the regulated entities do not diminish its ability to fulfil their obligations to customers nor impede effective supervision by the RBI. The master directions state that the board and senior management of the regulated entity shall be ultimately responsible for the outsourced activity. The directions require that entities intending to outsource any of their IT activities to have a comprehensive board-approved IT outsourcing policy. The directions will come into effect on October 1, 2023.

Customer Service Standards

In June 2023, a committee constituted by the RBI submitted its report on “Customer Service Standards in RBI Regulated Entities”. Among other things, the report recommends: (i) establishing a centralized database of KYC linked to a unique customer identifier, (ii) updating model operating procedure (MOP) for hassle-free settlement of claims in accounts of deceased account-holders, (iii) imposing a regulatory cost for entities whose quality of customer service is deficient, and (iv) compensating customers in case of any injury suffered on the entities’ premises. The committee also recommends the regulated entities to adopt a nuanced approach to risk categorization of the customers.

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

In addition to the above, the master circular on “Basel III Capital Regulations” as amended and updated from time to time, also regulates the distribution of dividends by banks. The circular provides that the dividend distribution can be made by a bank only through the current year’s profit. It also requires the banks to maintain a capital conservation buffer outside the period of stress which can be drawn down if losses are incurred during a stressed period. One of the ways in which the banks can build the capital conservation buffer is by reducing the dividend payments. In case of shortfall in the prescribed capital conservation buffer, dividend payment restrictions would be imposed on the banks as per the conditions of the Basel III regulations. The circular further provides that perpetual non-cumulative preference shares and perpetual debt instruments issued by a bank for inclusion in the AT-I capital of the Bank may have a dividend stopper arrangement to stop dividend payments on common shares in the event the holders of AT-I instruments are not paid dividend or coupon.

In its circulars dated April 17, 2020 and December 4, 2020, the RBI directed banks to not make any further dividend payouts from the profits pertaining to the fiscal year ended March 31, 2020. These circulars had been issued by the RBI in light of the heightened uncertainty caused by the COVID-19 pandemic, and expected to help the banks conserve capital to retain their capacity to support the economy and absorb losses. The RBI, in April, 2021, permitted commercial banks to pay dividends on equity shares pertaining to the profits for the fiscal year ended March 31, 2021, subject to the quantum of dividend being not more than 50.0 percent of the amount determined as per the dividend payout ratio prescribed in paragraph 4 of the RBI circular on “Declaration of Dividends by Banks” from May 2005. The RBI has also directed that all banks should continue to meet the applicable minimum regulatory capital requirements after making a dividend payment. Furthermore, while declaring the dividend, the board of directors of the bank will be responsible for considering the current and projected capital position of the bank vis-à-vis the applicable capital requirements and the adequacy of provisions, taking into account the economic environment and the outlook for profitability. See also “Risk Factors—Pandemics or similar public health crises may have a material adverse effect on our business, financial condition and results of operations”.

Restriction on Share Capital and Voting Rights

Banks were earlier permitted to issue only ordinary shares. In January 2013, the Banking Regulation Act was amended to, inter alia, permit banks to also issue preference shares. However, guidelines governing the issuance of preference shares are yet to be issued. The amended Banking Regulation Act also permits the RBI to increase the cap on the voting rights of a single shareholder of a private bank from the existing cap of 10.0 percent to 26.0 percent in a phased manner. The RBI had issued the Ownership in Private Sector Banks Directions 2016, which stated that the voting rights in private sector banks shall be limited to the level notified by the RBI from time to time. The RBI, in a notification dated July 21, 2016, which was notified in the Gazette of India on September 17, 2016, had increased the ceiling on voting rights to 26.0 percent.

On January 16, 2023, the RBI issued the Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023, which are to be read with the Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies.

The object of the 2023 Directions is to ensure that the ultimate ownership and control of banking companies are well diversified and the “major shareholders” of banking companies are “fit and proper” on a continuing basis. The 2023 Directions lay down the manner of acquisition of shareholding or voting rights in banking companies. Any person who intends to make an acquisition that is likely to result in the person’s aggregate holding (which includes total holding, directly or indirectly, beneficial or otherwise, of shares or voting rights and is further defined in the 2023 Directions) in a banking company reaching 5 percent or more of the paid-up capital or voting rights (referred to as a “major shareholding” in the 2023 Directions) is required to seek prior approval of the RBI. Subsequent to such acquisition, if at any point in time the aggregate holding falls below 5 percent, the person will be required to seek new approval from the RBI in case the person intends to raise the aggregate holding to 5 percent or more in the banking company. Among other things, the Reserve Bank would undertake due diligence to assess the “fit and proper” status of the applicant in order to grant the approval.

As per the 2023 Directions, approval of the RBI to acquire shares or voting rights in a banking company shall be subject to the following limits:

(a)	Non-promoter:

(i)

10 percent of the paid-up share capital or voting rights of the banking company in case of natural persons, non-financial institutions, financial institutions directly or indirectly connected with Large Industrial Houses, as referred to under the Guidelines for ‘on tap’ Licensing of Small Finance Banks in the Private Sector dated December 5, 2019 and Guidelines for ‘on tap’ Licensing of Universal Banks dated 1 August 2016 and financial institutions that are owned to the extent of 50 percent or more or controlled by individuals (including the relatives and persons acting in concert), or

(ii)

15 percent of the paid-up share capital or voting rights of the banking company in case of financial institutions (excluding those mentioned above), supranational institutions, public sector undertaking and central/state government; and

(b)

Promoter: 26 percent of the paid-up share capital or voting rights of the banking company after the completion of 15 years from commencement of business of the banking company. During the period prior to the completion of the 15 years, the promoters of banking companies may be allowed to hold a higher percentage of shareholding as part of the licensing conditions or as part of the shareholding dilution plan submitted by the banking company and approved by the RBI with such conditions as deemed fit by the concerned authority.

The RBI may also permit higher shareholding than the limits prescribed on a case-to-case basis under certain circumstances. While allowing such higher shareholding, the RBI may impose conditions as deemed fit (including dilution of such higher shareholding within a timeline.)

The 2023 Directions stipulate that where a person has been permitted by the RBI to have a shareholding between 10 percent to 40 percent of the paid-up equity share capital of a banking company, such shares will be required to remain locked-in for the first 5 years from the date of completion of acquisition. However, where a person has been permitted to have a shareholding of 40 percent or more of the paid-up equity share capital of a banking company, only 40 percent of paid-up equity share capital would remain locked-in for the first 5 years from the date of completion of acquisition. Further, the shares which are locked-in, shall not be encumbered under any circumstances. There is no requirement for minimum shareholding in the banking company once the lock-in period is completed.

Restriction on Transfer of Shares

RBI approval was required before a bank can register the transfer of shares to an individual or group which acquires 5.0 percent or more of its total paid-up capital under the master directions on “Prior approval for acquisition of shares or voting rights in private sector banks” issued by the RBI in November 2015. Under the directions, every person who intends to make an acquisition, or to make an agreement for an acquisition, which will, or is likely to, take the aggregate holding of such person together with shares, voting rights, compulsorily convertible debentures, bonds held by him, his relatives, associate enterprises and persons acting in concert with him, to 5.0 percent or more of the paid-up share capital of the relevant bank, or entitles him to exercise 5.0 percent or more of the total voting rights of the relevant bank, had to seek prior approval of the RBI. Existing major shareholders who have already obtained prior approval of the RBI for being a major shareholding in a bank prior to making a new acquisition were exempt, subject to certain conditions.

The provisions of the Banking Regulation Act, 1949, read together with the 2023 Guidelines, require that any person who intends to make an acquisition where such acquisition results in any person’s aggregate holding (which includes total holding, directly or indirectly, beneficial or otherwise, of shares or voting rights) reaching 5.0 percent or more of the paid-up capital or voting rights in a banking company is required to seek prior approval of the RBI. Subsequent to such acquisition, if at any point in time the aggregate holding falls below 5.0 percent, the person will be required to seek new approval from the RBI if the person intends to raise the aggregate holding to 5.0 percent or more in the banking company. Among other things, the RBI would undertake due diligence to assess the “fit and proper” status of the applicant in order to grant the approval.

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

The RBI has issued directions from time to time levying penal interest for delayed reporting/wrong reporting/non-reporting of currency chest transactions and inclusion of ineligible amounts in currency chest balances. The intention behind the levy of penal interest was to inculcate discipline among banks so as to ensure prompt/correct reporting. Requests by banks for waiver of penal interest on grounds that delayed/wrong/non-reporting does not result in utilization of RBI’s funds or shortfall in the maintenance of CRR or SLR or that they were the result of clerical mistakes, unintentional or arithmetical errors, first time error or inexperience of staff etc., were not considered as valid grounds for the waiver of penal interest. In July 2020, the RBI revised the scheme of penalties for bank branches based on performance in rendering customer service to the members of the public, to ensure that all banking outlets provide better customer service to members of the public with regard to exchange of notes and coins.

In its order dated February 4, 2019, the RBI imposed a monetary penalty of Rs. 2.0 million on the Bank for failing to comply with the RBI’s KYC and AML standards, as set out in their circulars dated November 29, 2004 and May 22, 2008.

In its order dated June 13, 2019, the RBI imposed a monetary penalty of Rs. 10.0 million on the Bank for failing to comply with the KYC, AML and fraud reporting standards, following an investigation into bills of entry submitted by certain importers. The penalties were imposed under Section 47A(1)(c) and Section 46(4)(i) of the Banking Regulation Act. The Bank has since implemented corrective action to strengthen its internal control mechanisms so as to ensure that such incidents do not repeat themselves.

In 2020, the Bank received one penalty for non-compliance with RBI regulations. In its order dated January 29, 2020, the RBI imposed a monetary penalty in the amount of Rs. 10.0 million on the Bank for failure to undertake ongoing due diligence with respect to 39 current accounts, which had been opened by customers of the Bank to participate in an initial public offering, but where the transactions effected were disproportionate to the declared income and profile of the customers. This penalty was imposed by the RBI using the powers conferred under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act. The Bank has since strengthened its internal control mechanisms to ensure that such incidents are not repeated. See also “Risk Factors—We have previously been subject to penalties imposed by the RBI. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm”.

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

On May 27, 2021, the RBI levied a penalty of Rs. 100.0 million against the Bank for the marketing and sale of third-party non-financial products to the Bank’s auto loan customers, after concluding that this was in contravention of Section 6(2) and Section 8 of the Banking Regulation Act 1949. The penalty, which was imposed by the RBI using the powers conferred under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act 1949, has been paid by us. In May 2020, following an internal inquiry arising from a whistle-blower complaint, we had determined that certain employees received unauthorized commissions from a third-party vendor of GPS products, with whom we had an agreement to offer GPS devices to our auto loan customers. The personal misconduct of these employees was in violation of our code of conduct and governance standards. We have taken disciplinary action against the employees involved, including separation of services of certain employees, discontinued sale of such third-party non-financial products, and taken certain other remedial actions.

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

In January 2012, the RBI issued revised guidelines relating to salary and other remuneration payable to whole-time directors, chief executive officers and other risk takers of new private sector banks. With these guidelines, the RBI aims to achieve effective governance of compensation, alignment of compensation with prudent risk taking and require banks to make appropriate disclosures in their financial statements. Banks are required to formulate and adopt a comprehensive compensation policy in line with the guidelines covering all their employees and conduct annual review thereof. The policy should cover all aspects of the compensation structure such as fixed pay, perquisites, bonus, variable pay deferrals, guaranteed pay, severance package, stock, pension plan and gratuity. These guidelines became effective from the fiscal year 2013. The guidelines also state that private sector banks would be required to obtain regulatory approval for grant of remuneration to whole-time directors/chief executive officers in terms of Section 35B of the Banking Regulation Act, on a case-by-case basis. In June 2015, the RBI issued guidelines for compensation of non-executive directors of private sector banks. The guidelines required the banks to formulate and adopt a comprehensive compensation policy for the non-executive directors (other than the part-time non-executive Chairman) in accordance with the Companies Act. The policy may provide for payment of compensation in the form of profit-related commissions (not exceeding Rs. 1.0 million per annum for each director), sitting fees and reimbursement of expenses for participation in the Board and other meetings.

In November 2019, the RBI issued revised guidelines regarding the compensation of full-time directors, chief executive officers, material risk takers and control function staff. The revised guidelines are applicable for pay cycles which began on April 1, 2020. The revised guidelines were issued based on experience gained by the RBI and evolving international best practices. Among other things, the RBI directed all private sector banks to raise the variable portion of remuneration to at least half of the total compensation for the chief executives and full-time directors so that top management rewards reflect the “pay for performance” principle. In addition, total variable pay was limited to a maximum of 300.0 percent of the fixed pay.

On April 26, 2021, the RBI issued a circular stating that a comprehensive review of the framework regarding the governance of private banks has been carried out, and that a master direction on governance will be issued in due course. The circular also addressed several operative aspects and contained instructions with regard to the chair and meetings of the board of directors of banks, the composition of certain committees of the board of directors, the age, tenure and remuneration of directors, and the appointment of the whole-time directors (“WTDs”). Some of the key points addressed by the circular are as follows:

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

Foreign Ownership Restriction

Aggregate foreign investment from all sources in a private sector bank is permitted up to 49.0 percent of the paid-up capital under the automatic route. This limit can be increased to 74.0 percent of the paid-up capital with prior approval from the Government of India. Pursuant to a letter dated February 4, 2015, the Foreign Investment Promotion Board has approved foreign investment in the Bank up to 74.0 percent of its paid-up capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. In the event the Bank is subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on the Bank’s results of operation and financial condition. See “Risk Factors—Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital”. The RBI had previously imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted the restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74.0 percent. Thereafter the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74.0 percent again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, SEBI also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2023, foreign investment in the Bank, including the shareholdings of HDFC Limited and its subsidiaries, constituted 65.74 percent of the paid-up capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively affect the price of the Bank’s shares and could limit the ability of investors to trade in the Bank’s shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through issuances of additional equity shares, which could have a material adverse effect on the Bank’s business and financial results.

On May 24, 2017, the Government announced its approval to phase out of the FIPB. The government has notified administrative ministries or departments in each relevant sector as competent authorities which will process applications for FDI requiring government approval as per the Standard Operating Procedure (“SOP”).

In accordance with the Foreign Exchange Management Act 1999 (the “Foreign Exchange Management Act”), and the Foreign Exchange Management (Non-debt) Instruments Rules, 2019 (the “NDI Rules”), an FPI may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of an FPI below 10.0 percent of the capital of the Indian banking company. The aggregate limit for FPI investment is limited by the sectoral caps applicable to an Indian company in relation to FDI in accordance with the NDI Rules. With respect to the Bank, this limit is 74.0 percent. Subject to a resolution of the board of directors, and a special resolution of the shareholders of the Indian banking company, this limit could be decreased to 24.0 percent or 49.0 percent of the total paid-up capital of a private sector banking company before March 31, 2020. An Indian banking company which has decreased its aggregate limit of FDI investment can increase it again, to the aggregate limit of 49.0 percent or 74.0 percent. However, once the aggregate limit of FPI investment is increased, such limit cannot be reduced to a lower threshold by the Indian banking company. Further, in accordance with the 2023 Directions, any allotment or transfer of shares which will take the aggregate shareholding of an individual or a group to an equivalent of 5.0 percent or more of the Bank’s paid-up capital would require the prior approval of the RBI before we can affect the allotment or transfer of shares. Foreign banks are permitted to have presence in India either by opening banking outlets or through wholly owned subsidiaries, but not both.

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

In order to provide relief to corporate entities, which may be facing financial distress as a result of the COVID-19 pandemic, the Insolvency and Bankruptcy Code was amended with effect from June 5, 2020. Pursuant to the amendment, no application for the initiation of a corporate insolvency resolution process of a corporate debtor can be filed under the Insolvency and Bankruptcy Code, in relation to a default arising on or after March 25, 2020, for a period of six months or such further period, not exceeding one year from such date, as may be notified. The Insolvency and Bankruptcy Code (Amendment) Act 2021 provides, among others, for a pre-packaged insolvency resolution process for corporate debtors which are classified as micro, small or medium enterprises. The objective of this amendment is to provide an efficient alternative insolvency resolution process for micro, small and medium enterprises which is efficient and cost effective. See also “Risk Factors—Pandemics or similar public health crises may have a material adverse effect on our business, financial condition and results of operations” for further information on the COVID-19 pandemic.

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

In December 2022, the RBI clarified that cases admitted to the National Company Law Tribunal (“NCLT”)/National Company Law Appellate Tribunal (“NCLAT”) under the Insolvency and Bankruptcy Code, 2016 are also required to be reported to the credit information companies (“CICs”).

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

Liberalization of Forex Inflows

On July 7, 2022, the RBI introduced certain measures in order to enhance forex inflows, amongst others:

(i)	Foreign portfolio investors (“FPIs”) are permitted to invest in government securities with 7- and 14-year maturities.

(ii)

During the period between July 8, 2022 and October 31, 2022, short-term investments by FPIs in government securities and corporate bonds were exempt from the limit on short-term investments until maturity or sale of such investments; the regulations required that such short-term investments shall not exceed 30 percent of the total investment of that FPI in any category.

(iii)

During the period between July 8, 2022 and October 31, 2022, investments by FPIs in commercial paper and non-convertible debentures with an original maturity of up to one year were exempt from the limit on short-term investments until maturity or sale of such investments.

(iv)

Until December 31, 2022, the maximum borrowing limit under the ECB framework was increased temporarily from US$ 750.0 million or its equivalent per financial year to US$ 1.5 billion. In addition, the all-in cost ceiling under the ECB framework was raised by 100 basis points for the same period, provided that the borrower has an investment grade rating.

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

Disclosures pursuant to Section 13(r) of the Exchange Act

Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), an issuer is required to disclose in its periodic reports whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure may be required even where the activities, transactions or dealings were conducted in compliance with applicable law. Except as set forth below, as of the date of this annual report, HDFC Bank is not aware of any other activity, transaction or dealing by it or any of its affiliates during the year ended March 31, 2023 that requires disclosure under Section 13(r) of the Exchange Act. An individual customer of HDFC Bank was designated by the United States as a Specially Designated Global Terrorist (“SDGT”) under Executive Order 13224 in June 2021. HDFC Bank provided several banking, credit and brokerage products and services to this customer, which were initiated prior to the customer’s designation. We blocked this customer’s accounts and credit card and continued to do so while he remained designated as an SDGT. The said individual was removed from the SDGT list in April 2023. Revenue and net income generated in connection with the above-described products and services in the year ended March 31, 2023 were negligible relative to our overall revenue and net income.

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

Restrictions on Sales of the Equity Shares Underlying the ADSs and Repatriation of Sale Proceeds

Under the laws of India, ADSs issued by Indian companies to non-residents are freely transferable outside of India. Similarly, RBI approval is not required for the sale of equity shares underlying ADSs by a non-resident of India to a person resident in India, subject to reporting requirements and the applicable pricing norms if the shares are not sold on a recognized Indian exchange. However, the provisions of the Banking Regulation Act, 1949 read together with the “Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies” issued by the RBI in January 2023 and the “Master Direction – Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023” issued by the RBI will apply to both resident and non-resident investors where such acquisition results in any person’s aggregate holding (which includes total holding, directly or indirectly, beneficial or otherwise, of shares or voting rights) reaching 5.0 percent or more of the paid-up capital or voting rights in a banking company.

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

Under the current foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign Direct Investment

The Government has put in place a policy framework on FDI that is embodied in the circular on Consolidated FDI Policy, which is generally updated periodically to include the regulatory changes effected in the interim. The Department for Promotion of Industry and Internal Trade (“DPIIT”), Ministry of Commerce and Industry and the Government make policy pronouncements on FDI through press notes/press releases which are notified as amendments to the applicable rules and regulations issued under FEMA. These notifications take effect from the date of issue of the press notes/press releases, unless specified otherwise therein. The procedural instructions may be issued by the RBI vide A.P. (DIR Series) Circulars. The regulatory framework, over a period of time, thus, consists of acts, regulations, press notes, press releases and clarifications that are consolidated in the Consolidated FDI Policy from time to time.

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

•

foreign investments in a non-operating company that does not have any downstream investments for undertaking activities which are under the government route. Further, as and when such a company commences business or makes downstream investment, it will have to comply with the relevant sectoral conditions on entry route, conditionalities and caps;

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

A person residing outside India or any entity incorporated outside India has general permission to purchase shares, convertible debentures or preference shares of an Indian company subject to certain terms and conditions. The Government has revised the FDI regime and amended the NDI Rules to require governmental approval for any FDI (a) by an entity of a country which shares a land border with India (i.e., Pakistan, Bangladesh, Afghanistan, Nepal, Bhutan, Myanmar and China, each a “Neighboring Country”), or (b) where the beneficial owner of an investment into India is (i) situated in a Neighboring Country or (ii) a citizen of a Neighboring Country.

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

In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions, 2016 which have been consolidated in and repealed through the Master Direction – Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023. These directions are to be read with the Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies issued by the RBI in January 2023. Read with the guidelines, these directions prescribe requirements regarding acquisition and holding of shares or voting rights in relation to all banking companies as defined in the Banking Regulation Act, 1949. In relation to foreign investment in private sector banks in India, the Consolidated FDI Policy and the FEMA guidelines state that the foreign investment limits and sub-limits as well as the computation of foreign investment in private sector banks shall be as specified in the Consolidated FDI Policy, the Foreign Exchange Management Act and the regulations made in relation thereto, as amended from time to time. As per the Consolidated FDI Policy, dated October 15, 2020 and issued by the Government of India, and the NDI Rules, the following restrictions are applicable to foreign ownership in the Bank:

•

Foreign investors may own up to 74 percent of the equity shares of a private sector Indian banking company subject to compliance with guidelines issued by the RBI from time to time. FDI up to 49 percent is permitted under the automatic route and FDI above 49 percent and up to 74 percent requires prior approval of the competent authorities. This 74 percent limit will include investment under the portfolio investment scheme by FPIs/NRIs and shares acquired prior to September 16, 2003 by erstwhile OCBs, and continue to include IPOs, private placements, GDR/ADRs and acquisition of shares from existing shareholders. Aggregate foreign investment in the Bank from all sources is allowed up to a maximum of 74 percent of the paid-up capital of the Bank. At least 26 percent of the paid-up capital would have to be held by Indian residents, except in the case of a wholly-owned subsidiary of a foreign bank.

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

•

No single non-resident Indian may own more than 5 percent of the total paid-up capital of a private sector banking company, and the aggregate holdings of all NRIs and OCIs cannot exceed 10 percent of the total paid-up capital. However, non-resident Indians’ holdings can be allowed up to 24 percent of the total paid-up capital, provided the banking company passes a special resolution of the shareholders to that effect. In addition, while OCBs have been derecognized as a class of investors in India with effect from September 16, 2003. ,Erstwhile OCBs which are incorporated outside India and are not under the adverse notice of RBI can make fresh investments as incorporated non-resident entities in accordance with the Consolidated FDI Policy and NDI Rules.

FPI Regulations

The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014 have been replaced by the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations 2019 (the “FPI Regulations”). SEBI has also issued operational guidelines dated November 5, 2019 under the FPI Regulations (the “FPI Operational Guidelines”), which have now been superseded by and incorporated in, the Master Circular for Foreign Portfolio Investors, Designated Depository Participants and Eligible Foreign Investors, dated December 19, 2022 issued, by SEBI (“2022 Master Circular”). The regulatory regime governing FPIs and investments made by them replaces the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995 (the “FII Regulations”) and the regime for investments by qualified foreign investors (“QFIs”). Pursuant to the original regulations governing FPIs, which came into effect on June 1, 2014, an FII, which held a valid certificate of registration from the SEBI, was deemed to be a registered FPI until the expiry of the block of three years for which fees had been paid as per the FII Regulations. Further, an FII was not eligible to invest as an FII after registering as an FPI.

Similarly, a QFI could continue to buy, sell or otherwise deal in securities until May 31, 2015, or until the QFI obtained a certificate of registration as FPI, whichever occurred earlier.

The NDI Rules and the FPI Regulations specify that the shares purchased by a single FPI or an investor group must be below 10 percent of the total paid-up equity capital of a company on a fully diluted basis. It should be noted that multiple entities registered as FPIs, directly or indirectly, having common ownership of more than 50 percent or common control, shall be treated as part of the same investor group, and the investment limits of all such entities shall be combined to calculate the investment limit as applicable to a single FPI.

Under the FPI Regulations, only FPIs classified as Category I and persons eligible for registration as Category I FPIs may issue offshore derivative instruments (“ODIs”). Such ODIs are required to be issued after compliance with applicable “know your client” norms. The ODIs cannot be issued or transferred to persons who are not eligible to be registered as a Category I FPI under the FPI Regulations. Further, any transfer of an ODI requires prior consent of the FPI that has issued the ODI.

The 2022 Master Circular directs all the issuers of ODIs to identify and verify the beneficial owners in the subscriber entities who hold in excess of 10 percent in the case of a company, 15 percent in the case of partnership firms and unincorporated associations or bodies of individuals, and 10 percent, in case of a trust. Where no natural person is identified, the beneficial owner is the relevant natural person who holds the position of senior managing official. For entities coming from “high risk jurisdictions”, as identified by intermediary, the intermediaries may apply a lower materiality threshold of 10% for the identification of beneficial owners. The ODI issuers will have to maintain with them at all times the “know your customer” documents regarding ODI subscribers and those should be made available to SEBI on demand.

Additionally, ODI issuers are also required to file suspicious transaction reports in relation to the ODIs issued by them, if any, with the Indian Financial Intelligence Unit.

Investors in ADSs do not need to seek the specific approval from the Government of India to purchase, hold or dispose of their ADSs. Notwithstanding the foregoing, if an FPI, a non-resident Indian or an overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership.

FPIs are now also permitted to acquire debt securities issued by infrastructure investment trusts and real estate investment trusts registered with SEBI. SEBI now also allows FPIs to participate in Indian exchange traded commodity derivatives, subject to compliance with certain terms and conditions.

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

Under the DR Scheme, an Indian company, listed or unlisted, private or public, is permitted to issue securities, including equity shares, through the depository receipt mechanism if such company has not been specifically prohibited from accessing capital markets or dealing in securities. Permissible securities that can be issued by an Indian company through the depository receipt mechanism are “securities” as defined under the Securities Contracts (Regulation) Act 1956, which includes, inter alia, shares, bonds, derivatives and units of mutual funds, electronic gold receipts, bullion spot delivery contracts, bullion depository receipts with underlying bullion and similar instruments issued by private companies, provided that such securities are in dematerialized form.

The SEBI DR Circular defines “permissible securities” as equity shares and debt securities, which are in dematerialized form and rank pari-passu with the securities issued and listed on a recognized stock exchange. The SEBI DR Circular also provides the criteria for companies to be eligible to issue the permissible securities, and prohibits listed companies from issuing permissible securities if any of their promoters, promoter group or directors or selling shareholders are debarred from accessing the capital market by SEBI, any of the promoters or directors of the listed company are promoters or directors of any other company which is debarred from accessing the capital market by SEBI, the listed company or any of its promoters or directors is a willful defaulter, or any of its promoters or directors is a fugitive economic offender. The SEBI DR Circular further states that for the purpose of an initial issue and listing of depositary receipts, pursuant to transfer by existing holders, the listed company shall provide an opportunity to its equity shareholders to tender their shares for participation in such listing of depositary receipts.

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

In terms of the DR Scheme, securities can be issued through the depository receipt mechanism up to such a limit that the aggregate underlying securities issued to foreign depositories for issuance of depository receipts along with securities already held by persons resident outside India does not exceed the applicable foreign investment limits prescribed by regulations framed under the Foreign Exchange Management Act. Further, the SEBI DR Circular requires that within this limit, the maximum aggregate permissible securities which may be issued by the listed company or transferred by the existing holders for the purpose of issue of depository receipts shall be such that the listed company is able to ensure compliance with the minimum public shareholding requirement, after excluding the permissible securities held by the depository for the purpose of issuance of depository receipts.

The depository receipts and the underlying securities may be converted into each other subject to the applicable foreign investment limit. It should be noted that the provisions of the Banking Regulation Act, 1949 read together with the “Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies” issued by the RBI in January 2023 and the “Master Direction – Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023” issued by the RBI will apply to both resident and non-resident investors where such acquisition results in any person’s aggregate holding (which includes total holding, directly or indirectly, beneficial or otherwise, of shares or voting rights) reaching 5.0 percent or more of the paid-up capital or voting rights in a banking company.

The DR Scheme provides that underlying securities shall not be issued to a foreign depository for issuance of depository receipts at a price which is less than the price applicable to a corresponding mode of issuance to domestic investors. The SEBI DR Circular further states that in case of a simultaneous listing of permissible securities on stock exchange(s) in India pursuant to a public offer/preferential allotment/qualified institutions placement, and depositary receipts on an international exchange, the price of issue or transfer of permissible securities, for the purpose of issuing depositary receipts by a foreign depository, shall not be less than the price finalized for the domestic investors under the applicable laws. Where permissible securities are issued by a listed company or transferred by the existing holders, for the purpose of issuing depositary receipts by a foreign depository, such permissible securities shall be issued at a price not less than the price applicable to a corresponding mode of issue of such permissible securities to domestic investors under the applicable laws.

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

In relation to listed companies, the SEBI DR Circular requires Indian depositories to develop a system to monitor the foreign holding, including that held by way of depository receipts, in line with the limits prescribed under the Foreign Exchange Management Act and applicable SEBI Regulations, and disseminate the information regarding outstanding depository receipts and available limits for conversion. The Indian depositories are required to make necessary arrangements with the domestic custodian and/or a foreign depository. In October 2020, the SEBI issued broad operational guidelines for this purpose.

In February 2021, the SEBI issued the master circular for depositories, which consolidated the regulations governing ADRs as well as depository receipts.

ADDITIONAL INFORMATION

It is possible to read and copy documents referred to in this annual report on Form 20-F that have been filed with the SEC at the SEC’s public reference room located at 100 F Street NE, Washington, DC 20549. The SEC filings are also available to the public from commercial document retrieval services. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC. The internet website maintained by the Bank is www.hdfcbank.com. No material on the Bank’s website forms any part of, or is incorporated by reference into, this annual report on Form 20-F. References herein to the Bank’s website shall not be deemed to cause such incorporation.

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

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2023. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on those criteria and our assessment we believe that, as of March 31, 2023, the Bank’s internal control over financial reporting was effective.

The Bank’s independent registered public accounting firm, KPMG Assurance and Consulting Services LLP, has issued an audit report on the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel,

Mumbai 400 013, India

June 29, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

HDFC Bank Limited

Opinion on Internal Control Over Financial Reporting

We have audited HDFC Bank Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated June 29, 2023 expressed an unqualified opinion on those consolidated financial statements.

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

June 29, 2023

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
HDFC Bank Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and subsidiaries (the Company) as of March 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2023, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 29, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
The accompanying consolidated financial statements as of and for the year ended March 31, 2023 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and, in our opinion, such financial statements expressed in Indian rupee have been translated into United States dollars on the basis set forth in Note 2(z) to the consolidated financial statements.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

F-2

Assessment of allowance for credit losses for loans evaluated on a collective basis
As discussed in Notes 2 (i) and 9 to the consolidated financial statements, the Company’s allowance for credit losses for loans as of March 31, 2023 was Rs. 365,164.5 million, of which Rs. 333,467.9 million related to the allowance for credit losses on loans evaluated on a collective basis (the collective ACL). The methodology for estimating the amount of credit losses reported in the allowance for credit losses has a pooled component for expected credit losses for pools of loans that share similar risk characteristics. The collective ACL is primarily based on the Company’s estimate of probability of default (PD), loss given default (LGD), and exposure at default (EAD), determined for the respective risk pools. The Company estimated the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts. The Company relies on a single macroeconomic variable that is relevant to the specific pool of loans to develop a reasonable and supportable forecast specific to the relevant macroeconomic variable. After the reasonable and supportable forecast period, the Company reverts to the historical average default rate for the remaining expected life of the loans over a straight-line basis. The quantitative component of the collective ACL is the product of multiplying the PD, LGD, and EAD. Any adjustments needed to the modeled expected losses in the quantitative calculations are addressed through a qualitative adjustment. Qualitative adjustment, among other things includes specific portfolio characteristics; expected sectoral performance, expected impact of internal strategies
or
external events on the product/segment; model limitations; idiosyncratic events; and other relevant criteria.
We identified the assessment of the collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ACL due to significant measurement uncertainty. Specifically, this assessment encompassed the evaluation of the various components of the collective ACL methodology, including the methods and models used to estimate the PD, LGD, and their significant assumptions. Such significant assumptions included pooling of loans, macroeconomic conditions, remaining expected life structure, the historical look-back period, credit rating models for wholesale loans and similar risk characteristics for homogenous retail loans. The assessment also included the evaluation of the qualitative adjustments, including consideration of specific portfolio characteristics; expected sectoral performance, expected impact of internal strategies or external events on the product/segment; model limitations; idiosyncratic events; and other relevant criteria. The assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD, and credit rating models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the collective ACL estimate including controls over the:

•	development and review of the Company’s collective ACL methodology;

•	development and validation of the PD and LGD pooling models for retail loans and credit rating models for wholesale loans;

•	identification and determination of the significant assumptions used in the PD and LGD models and the qualitative adjustments; and

•	analysis of the collective ACL results and trends.

F-3

We evaluated the Company’s process to develop the collective ACL estimate by testing certain sources of data, factors, and assumptions that the Company used and considered the appropriateness, relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

•	evaluating the Company’s collective ACL methodology and key assumptions for compliance with U.S. generally accepted accounting principles;

•	determining whether the loan portfolio is pooled by similar risk characteristics by comparing to the Company’s business environment and relevant industry practices;

•
evaluating judgments made by the Company relative to the development and performance monitoring testing of the PD and LGD pooling models for retail loans and credit rating models for wholesale loans by comparing them to relevant Company-specific metrics, industry and regulatory practices;

•
assessing the conceptual soundness and performance testing of the PD and LGD pooling models for retail loans and credit rating models for wholesale loans by inspecting the model documentation to determine whether the models are suitable for their intended use;

•
evaluating the appropriateness and accuracy of system scripts for gathering pools of data used in the estimation process of ACL and determining whether such scripts are consistent with the methodology;

•	evaluating the remaining expected life structure and length of the historical look-back period by comparing them to specific portfolio risk characteristics and trends;

•	evaluating the methodology used for the macroeconomic conditions assumption by comparing it to the Company’s business environment and relevant industry practices;

•	assessing the appropriateness of the source for macroeconomic conditions through comparison to publicly available forecasts; and

•
evaluating the appropriateness of the qualitative adjustments and the effect of those adjustments on the collective ACL by reviewing relevant credit risk factors and consistency with credit trends and identified limitations of the underlying models.

We also assessed the sufficiency of the audit evidence obtained related to the collective ACL estimate by evaluating the:

•	cumulative results of the audit procedures;

•	qualitative aspects of the Company’s accounting; and

•	potential bias in the accounting estimates.
/s/
KPMG Assurance and Consulting Services LLP
We have served as the Company’s auditor since 2015.
Mumbai, India
June 29, 2023

F-
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2022		March 31, 2023		March 31, 2023

	(In millions, except number of shares)

ASSETS:
Cash and due from banks, and restricted cash	Rs.	1,122,031.1	Rs.	1,387,395.2	US$	16,880.3
Investments held for trading, at fair value		53,199.5		135,831.1		1,652.6
Investments available for sale debt securities, at fair value [includes restricted investments of Rs. 1,648,213.8 and Rs. 2,070,953.6 (US$ 25,197.1), as of March 31, 2022 and March 31, 2023, respectively]		4,388,563.1		4,878,844.0		59,360.6
Securities purchased under agreements to resell		373,053.3		455,275.4		5,539.3
Loans [net of allowance of Rs. 372,671.8 and Rs. 365,164.5 (US$ 4,443.0), as of March 31, 2022 and March 31, 2023, respectively]		14,036,872.2		17,052,927.9		207,481.7
Accrued interest receivable		134,467.7		186,091.2		2,264.2
Property and equipment, net		65,826.4		87,569.7		1,065.6
Goodwill		74,937.9		74,937.9		911.8
Other assets		864,754.3		1,496,751.6		18,210.8

Total assets	Rs.	21,113,705.5	Rs.	25,755,624.0	US$	313,366.9

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	13,197,979.7	Rs.	16,097,459.3	US$	195,856.7
Non-interest-bearing deposits		2,382,052.2		2,729,176.3		33,205.7

Total deposits		15,580,031.9		18,826,635.6		229,062.4
Securities sold under repurchase agreements		151,844.9		—		—
Short-term borrowings		554,167.6		1,089,897.5		13,260.7
Accrued interest payable		82,412.8		112,463.2		1,368.3
Long-term debt		1,554,333.4		2,054,436.4		24,996.2
Accrued expenses and other liabilities		681,461.5		754,353.4		9,178.2

Total liabilities	Rs.	18,604,252.1	Rs.	22,837,786.1	US$	277,865.8

Commitments and contingencies (see note: 26)
Shareholders’ equity:
Equity shares: par value Rs . 1.0 each; authorized 6,500,000,000 shares and 6,500,000,000 shares; issued and outstanding 5,545,540,976 shares and 5,579,742,786 shares, as of March 31, 2022 and March 31, 2023, respectively	Rs.	5,545.5	Rs.	5,579.7	US$	67.9
Additional paid-in capital		834,615.2		883,371.9		10,747.9
Retained earnings		1,153,191.1		1,447,784.1		17,615.1
Statutory reserve		529,279.1		643,738.7		7,832.3
Accumulated other comprehensive income/ (loss)		(17,792.5)		(68,273.7)		(830.7)

Total HDFC Bank Limited shareholders’ equity		2,504,838.4		2,912,200.7		35,432.5
Noncontrolling interest in subsidiaries		4,615.0		5,637.2		68.6
Total shareholders’ equity		2,509,453.4		2,917,837.9		35,501.1

Total liabilities and shareholders’ equity	Rs.	21,113,705.5	Rs.	25,755,624.0	US$	313,366.9

See accompanying notes to consolidated financial statements

F-
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2021		2022		2023		2023

	(In millions, except share and per share amounts)

Interest and dividend revenue:
Loans	Rs.	1,017,047.8	Rs.	1,057,925.6	Rs.	1,351,818.0	US$	16,447.5
Trading securities		3,373.8		1,647.5		2,964.6		36.1
Available for sale debt securities		226,690.9		240,943.0		304,566.7		3,705.6
Other		28,855.1		32,620.9		30,177.4		367.2

Total interest and dividend revenue		1,275,967.6		1,333,137.0		1,689,526.7		20,556.4

Interest expense:
Deposits		501,260.2		489,010.1		615,108.9		7,484.0
Short-term borrowings		12,531.8		17,675.2		58,142.8		707.4
Long-term debt		78,361.5		77,456.3		101,587.8		1,236.0
Other		127.6		155.9		698.7		8.5

Total interest expense		592,281.1		584,297.5		775,538.2		9,435.9

Net interest revenue		683,686.5		748,839.5		913,988.5		11,120.5
Provision for credit losses		154,233.4		126,979.5		74,213.8		903.0

Net interest revenue after provision for credit losses		529,453.1		621,860.0		839,774.7		10,217.5

Non-interest revenue, net:
Fees and commissions		165,410.4		202,979.5		239,603.7		2,915.2
Trading securities gain/(loss), net		1,481.0		2,455.5		479.9		5.8
Realized gain/(loss) on sales of available for sale debt securities, net		55,925.2		16,745.8		(720.3)		(8.8)
Allowance on available for sale debt securities		(2,915.1)		2,915.1		(70.9)		(0.9)
Foreign exchange transactions		27,762.6		34,851.4		25,547.0		310.8
Derivatives gain/(loss), net		(3,253.0)		1,422.0		15,366.1		187.0
Other, net		8,564.6		9,204.9		11,181.0		136.0

Total non-interest revenue, net		252,975.7		270,574.2		291,386.5		3,545.1

Total revenue, net		782,428.8		892,434.2		1,131,161.2		13,762.6

Non-interest expense:
Salaries and staff benefits		143,755.9		165,287.7		199,726.8		2,430.1
Premises and equipment		35,763.2		36,236.0		45,069.9		548.4
Depreciation and amortization		13,860.2		16,816.9		23,489.7		285.8
Administrative and other		149,223.0		154,931.4		200,493.0		2,439.4

Total non-interest expense		342,602.3		373,272.0		468,779.4		5,703.7

Income before income tax expense		439,826.5		519,162.2		662,381.8		8,058.9
Income tax expense		113,820.1		132,559.2		166,117.4		2,021.1

Net income before noncontrolling interest	Rs.	326,006.4	Rs.	386,603.0	Rs.	496,264.4	US$	6,037.8
Less: Net income attributable to shareholders of noncontrolling interest		29.3		602.6		817.5		9.9

Net income attributable to HDFC Bank Limited	Rs.	325,977.1	Rs.	386,000.4	Rs.	495,446.9	US$	6,027.9

Per share information: (see note: 28)
Earnings per equity share—basic	Rs.	59.27	Rs.	69.76	Rs.	89.02	US$	1.08
Earnings per equity share—diluted	Rs.	59.02	Rs.	69.38	Rs.	88.68	US$	1.07
Per ADS information (where 1 ADS represents 3 shares): (see note: 28)
Earnings per ADS—basic	Rs.	177.81	Rs.	209.28	Rs.	267.06	US$	3.24
Earnings per ADS—diluted	Rs.	177.06	Rs.	208.14	Rs.	266.04	US$	3.21
Dividends declared per equity share	Rs.	6.5	Rs	15.5	Rs	19.00	US$	0.23
See accompanying notes to consolidated financial statements

F-
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal years ended March 31,
	2021		2022		2023		2023

	(In millions)
Net income before noncontrolling interest	Rs.	326,006.4	Rs.	386,603.0	Rs.	496,264.4	US$	6,037.8
Other comprehensive income, net of tax:
Foreign currency translation adjustment:
Net unrealized gain/ (loss) arising during the period [net of tax Rs. 381.0, Rs. (436.4) and Rs. (1,136.5), as of March 31, 2021, March 31, 2022 and March 31, 2023, respectively]		(1,132.8)		1,297.5		3,378.5		41.1
Available for sale debt securities:
Net unrealized gain/ (loss) arising during the period [net of tax Rs. 249.0, Rs. 12,138.8 and Rs. 17,666.8, as of March 31, 2021, March 31, 2022 and March 31, 2023, respectively]		(740.6)		(36,088.6)		(52,522.8)		(639.0)
Reclassification adjustment for net (gain)/ loss included in net income [net of tax Rs. 7,827.8, Rs. 3,426.8 and Rs. 449.7, as of March 31, 2021, March 31, 2022 and March 31, 2023, respectively]		(23,271.9)		(10,187.7)		(1,336.9)		(16.3)

Other comprehensive income, net of tax		(25,145.3)		(44,978.8)		(50,481.2)		(614.2)
Total comprehensive income		300,861.1		341,624.2		445,783.2		5,423.6
Less: Comprehensive income attributable to shareholders of noncontrolling interest		29.3		602.6		817.5		9.9

Comprehensive income attributable to HDFC Bank Limited	Rs.	300,831.8	Rs.	341,021.6	Rs.	444,965.7	US$	5,413.7

See accompanying notes to consolidated financial statements

F-
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2021		2022		2023		2023

	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	326,006.4	Rs.	386,603.0	Rs.	496,264.4	US$	6,037.8
Adjustment to reconcile net income to net cash provided by operating activities:
Provision for credit losses		154,233.4		126,979.5		74,213.8		903.0
Depreciation and amortization		13,860.2		16,816.9		23,489.7		285.8
Amortization of deferred customer acquisition costs and fees		7,930.2		10,912.3		13,284.8		161.6
Amortization of premium / (discount) on investments		5,875.3		8,493.3		7,845.9		95.5
Allowance on available for sale debt securities		2,915.1		(2,915.1)		70.9		0.9
Deferred tax expense/ (benefit)		(8,267.3)		(9,887.3)		12,280.9		149.4
Other gains, net		(7,428.4)		(7,206.5)		(8,714.9)		(106.0)
Share-based compensation expense		10,603.5		13,874.5		14,014.6		170.5
Net realized (gain)/ loss on sale of available for sale debt securities		(55,925.2)		(16,745.8)		720.3		8.8
(Gain)/ loss on disposal of property and equipment, net		(16.2)		(0.9)		(80.6)		(1.0)
Unrealized exchange (gain)/ loss		(356.8)		(4,813.0)		276.7		3.4
Net change in:
Investments held for trading		388,530.5		48,845.7		(87,892.0)		(1,069.4)
Accrued interest receivable		(15,804.6)		(15,640.8)		(51,395.9)		(625.3)
Other assets		82,993.4		(26,227.6)		(113,657.6)		(1,382.9)
Accrued interest payable		(2,073.9)		4,417.8		29,891.6		363.7
Accrued expense and other liabilities		18,700.6		47,512.2		66,588.0		810.2

Net cash provided by operating activities		921,776.2		581,018.2		477,200.6		5,806.0

Cash flows from investing activities:
Term placements, net		4,168.0		(366,297.2)		(498,561.2)		(6,066.0)
Activity in available for sale debt securities:
Purchases		(3,217,140.1)		(1,736,498.7)		(1,595,296.1)		(19,409.9)
Proceeds from sales		1,609,149.3		766,585.0		36,463.8		443.7
Maturities, prepayments and calls		784,327.6		807,572.1		994,010.6		12,094.1
Net change in repurchase agreements and reverse repurchase agreements		(171,982.8)		(307,207.6)		(234,067.0)		(2,847.9)
Loans purchased		(189,797.8)		(282,420.1)		(526,272.5)		(6,403.1)
Repayments on loans purchased		124,275.6		156,441.9		337,760.9		4,109.5
Increase in loans originated, net of principal collections		(1,446,355.1)		(2,328,833.2)		(2,864,884.7)		(34,856.9)
Additions to property and equipment		(17,806.5)		(26,324.4)		(43,620.3)		(530.7)
Proceeds from sale or disposal of property and equipment		152.8		199.1		426.8		5.2
Activity in equity securities, net		(140.7)		14,503.3		1,256.7		15.3

Net cash used in investing activities		(2,521,149.7)		(3,302,279.8)		(4,392,783.0)		(53,446.7)

See accompanying notes to consolidated financial statements
F-
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2021		2022		2023		2023

	(In millions)
Cash flows from financing activities:
Net increase in deposits		1,882,763.1		2,237,238.5		3,224,774.3		39,235.6
Net increase / (decrease) in short-term borrowings		(138,024.7)		314,735.9		535,729.9		6,518.2
Proceeds from issue of shares by a subsidiary to noncontrolling interests		492.4		691.8		822.7		10.0
Proceeds from issuance of long-term debt		481,989.2		722,908.9		1,022,933.1		12,446.0
Repayment of long-term debt		(326,285.0)		(353,325.7)		(558,113.6)		(6,790.5)
Proceeds from issuance of equity shares for options exercised		17,601.0		26,097.3		34,158.3		415.6
Payment of dividends		(166.6)		(36,239.2)		(86,394.3)		(1,051.2)

Net cash provided by financing activities		1,918,369.4		2,912,107.5		4,173,910.4		50,783.7

Effect of exchange rate changes on cash and due from banks, and restricted cash		(262.2)		490.5		7,036.1		85.6
Net change in cash and due from banks, and restricted cash		318,733.7		191,336.4		265,364.1		3,228.6
Cash and due from banks, and restricted cash, beginning of year		611,961.0		930,694.7		1,122,031.1		13,651.7

Cash and due from banks, and restricted cash, end of year	Rs.	930,694.7	Rs.	1,122,031.1	Rs.	1,387,395.2	US$	16,880.3

Supplementary cash flow information:
Interest paid	Rs.	594,390.9	Rs.	579,853.8	Rs.	745,487.8	US$	9,070.3
Income taxes paid, net of refunds	Rs.	130,214.5	Rs.	148,381.6	Rs.	163,674.9	US$	1,991.4
Non-cash investment activities
i) Payable for purchase of property and equipment	Rs.	2,061.2	Rs.	5,483.3	Rs.	7,440.6	US$	90.5
ii) Trade date sale receivable of available for sale debt securities	Rs.	—	Rs.	749.8	Rs.	—	US$	—

iii) Operating lease right-of-use assets	Refer to note 26— “Commitments and contingencies—Lease commitments” for more information and balances as at March 31, 2023.
See accompanying notes to consolidated financial statements

F-
9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve ( * )		Accumulated Other Comprehensive Income/ (Loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2020	5,483,286,460	Rs.	5,483.3	Rs.	765,888.6	Rs.	713,340.6		Rs.356,038.3	Rs.	52,331.6	Rs.	1,893,082.4	Rs.	3,411.4	Rs.	1,896,493.8
Adoption of accounting standard (1)							(62,480.4)						(62,480.4)				(62,480.4)
Shares issued upon exercise of options	29,490,022		29.5		17,571.5								17,601.0				17,601.0
Share-based compensation					10,603.5								10,603.5				10,603.5
Dividends							(166.6)						(166.6)				(166.6)
Change in ownership interest in subsidiary					156.7								156.7		(156.7)		—
Shares issued to noncontrolling interest															492.4		492.4
Transfer to statutory reserve							(78,797.0)		78,797.0				—				—
Net income							325,977.1						325,977.1		29.3		326,006.4
Net change in accumulated other comprehensive income											(25,145.3)		(25,145.3)				(25,145.3)
Balance at March 31, 2021	5,512,776,482	Rs.	5,512.8	Rs.	794,220.3	Rs.	897,873.7	Rs.	434,835.3	Rs.	27,186.3	Rs.	2,159,628.4	Rs.	3,776.4	Rs.	2,163,404.8

(1)	Effective April 1, 2020, the Bank adopted ASU2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (see notes 2g, 2i, and 20).

	Number of Equity Shares	Equity Share Capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve ( * )		Accumulated Other Comprehensive Income/ (Loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2021	5,512,776,482	Rs.	5,512.8	Rs.	794,220.3	Rs.	897,873.7	Rs.	434,835.3	Rs.	27,186.3	Rs.	2,159,628.4	Rs.	3,776.4	Rs.	2,163,404.8
Shares issued upon exercise of options	32,764,494		32.7		26,064.6								26,097.3				26,097.3
Share-based compensation					13,874.5								13,874.5				13,874.5
Dividends							(36,239.2)						(36,239.2)				(36,239.2)
Change in ownership interest in subsidiary					455.8								455.8		(455.8)		—
Shares issued to noncontrolling interest													—		691.8		691.8
Transfer to statutory reserve							(94,443.8)		94,443.8				—				—
Net income							386,000.4						386,000.4		602.6		386,603.0
Net change in accumulated other comprehensive income											(44,978.8)		(44,978.8)				(44,978.8)
Balance at March 31, 2022	5,545,540,976	Rs.	5,545.5	Rs.	834,615.2	Rs.	1,153,191.1	Rs.	529,279.1	Rs.	(17,792.5)	Rs.	2,504,838.4	Rs.	4,615.0	Rs.	2,509,453.4

See accompanying notes to consolidated financial statements
F-
10

HDFC BANK LIMITED AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve (*)		Accumulated Other Comprehensive Income / (Loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2022	5,545,540,976	Rs.	5,545.5	Rs.	834,615.2	Rs.	1,153,191.1	Rs.	529,279.1	Rs.	(17,792.5)	Rs.	2,504,838.4	Rs.	4,615.0	Rs.	2,509,453.4
Shares issued upon exercise of options	34,201,810		34.2		34,124.1								34,158.3				34,158.3
Share-based compensation					14,014.6								14,014.6				14,014.6
Dividends							(86,394.3)						(86,394.3)				(86,394.3)
Change in ownership interest in subsidiary					618.0								618.0		(618.0)		—
Shares issued to noncontrolling interest													—		822.7		822.7
Transfer to statutory reserve							(114,459.6)		114,459.6				—				—
Net income							495,446.9						495,446.9		817.5		496,264.4
Net change in accumulated other comprehensive income											(50,481.2)		(50,481.2)				(50,481.2)
Balance at March 31, 2023	5,579,742,786	Rs.	5,579.7	Rs.	883,371.9	Rs.	1,447,784.1	Rs.	643,738.7	Rs.	(68,273.7)	Rs.	2,912,200.7	Rs.	5,637.2	Rs.	2,917,837.9
Balance at March 31, 2023	5,579,742,786	US$	67.9	US$	10,747.9	US$	17,615.1	US$	7,832.3	US$	(830.7)	US$	35,432.5	US$	68.6	US$	35,501.1

( * )
Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

See accompanying notes to consolidated financial statements

F-
11

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
The Bank’s largest shareholder is Housing Development Finance Corporation Limited (“HDFC Limited”), which, along with its subsidiaries, owns 21.0% and 20.9% of the Bank’s equity as of March 31, 2022 and March 31, 2023, respectively. The remainder of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.
The Bank’s principal business activities are retail banking, wholesale banking and treasury services. The Bank’s retail banking division provides a variety of deposit products, as well as loans, credit cards, debit cards, third-party mutual funds and insurance, depositary services, trade finance, foreign exchange and derivative services and sale of gold bars. Through its wholesale banking operations, the Bank provides loans, deposit products, documentary credits, guarantees, bullion trading, foreign exchange, and derivative products. It also provides cash management services, clearing and settlement services for stock exchanges, tax and other collections for the government, custody services for mutual funds and correspondent banking services. The Bank’s treasury group manages its debt securities and money market operations and its foreign exchange and derivative products.
2. Summary of significant accounting policies
a. Principles of consolidation
The consolidated financial statements include the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights and/or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in
n
on-interest revenue, other. The Bank consolidates Variable Interest Entities (“VIEs”) where the Bank is determined to be the primary beneficiary (see note 2j). All significant inter-company balances and transactions are eliminated on consolidation.
b. Basis of presentation
These financial statements have been prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“US GAAP”). US GAAP differs in certain material respects from Generally Accepted Accounting Principles in India, the requirements of India’s Banking Regulation Act 1949 and related regulations issued by the Reserve Bank of India (“RBI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences, insofar as they relate to the Bank, include the determination of the allowance for credit losses, classification and valuation of investments, accounting for deferred taxes, stock-based compensation, loan origination fees, derivative financial instruments, business combination, lease accounting and the presentation format and disclosures of the financial statements and related notes.

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
All debt securities that are not classified as HTM or HFT are classified as available for sale (“AFS”) debt securities and are carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income/(loss), a separate component of shareholders’ equity.

F-1
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Equity securities are classified under other assets. Marketable securities are measured at fair value and any change in fair value is
recorded in earnings. Non-marketable equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and impairment, if any. The Bank’s review for impairment for equity method, cost method and measurement alternative securities typically includes an analysis of the facts and circumstances of each security, the intent or requirement to sell the security, and the expectations of cash flows.
Fair values are based on market quotations, where a market quotation is available or otherwise based on present values at current interest rates for such investments.
Transfers between categories are recorded at fair value on the date of the transfer.
g. Impairment of debt securities
The Bank conducts a review of all AFS debt securities with fair value below their carrying value or with zero loss expectation. The Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The allowance is increased or decreased if credit conditions subsequently worsen or improve. A reversal of credit losses is recognized in earnings. The Bank recognizes the entire difference between amortized cost basis and fair value in earnings for impaired AFS debt securities that the Bank has an intent to sell or for which the Bank believes it will more-likely-than-not be required to sell prior to recovery of the amortized cost basis. The Bank applied ASC 326 to AFS debt securities when other-than-temporary impairment has been recognized before adoption. Amortized cost of a security, including the security’s effective interest rate where an other-than-temporary impairment had been recognized up to March 31, 2020, has remained unchanged. Amounts previously recognized in accumulated other comprehensive income (“AOCI”) as of the adoption date that relate to improvements in cash flows continue to be accreted to interest income over the remaining life of the security on a level-yield basis. Recoveries of amounts previously written off relating to improvements in cash flows after the date of adoption are recorded as income in the period received. The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on debt securities in a timely manner in line with the Bank’s non-accrual and past due policies and also on any debt security classified as non-performing. The Bank does not purchase debt securities with credit deterioration.
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
Interest is accrued on the unpaid principal balance and is included in interest income. Loans are generally placed on “non-accrual” status when interest or principal payments are ninety days past due or if they are considered non-performing, at which time no further interest is accrued and any unrealized interest recognized in the income statement is reversed. Interest income and principal payments on loans placed on non-accrual status are recognized when received. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

F-1
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

i. Allowance for credit losses
The Bank provides an allowance for credit losses based on management’s estimate of losses inherent in the loan portfolio which includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

F-1
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s allowance for credit losses comprises:

•	the allowance for loan losses, which covers the Bank’s loan portfolios and is presented separately on the balance sheet in Loans,

•	the allowance for lending-related commitments, which is recognized on the balance sheet in Accrued expenses and other liabilities,

•	the allowance for credit losses on investment securities, which covers the Bank’s AFS debt securities and is recognized on the balance sheet in Investments AFS debt securities; and

•
the allowance for credit losses on other financial assets measured at amortized cost, and other off-balance sheet credit exposures, which is recognized on the balance sheet in Accrued expenses and other liabilities.

All changes in the allowance for credit losses are recognized in the income statement.
The Bank’s policies used to determine its allowance for credit losses and its allowance for lending-related commitments are described in the following paragraph:
The Bank’s portfolio is bifurcated into Retail and Wholesale portfolios, wherein the Retail portfolio is segmented into homogenous pools using various factors such as nature of product, delinquencies, and other demographic and behavioral variables of the borrowers. The wholesale portfolio is segmented into various risk grades on the basis of a host of quantitative and qualitative factors including financial performance, industry risk, business risk and management quality. The allowance for loan-related losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of outstanding loans and lending-related commitments that are not unconditionally cancellable. The Bank does not record an allowance for future draws on unconditionally cancellable lending-related commitments (e.g., credit cards). The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on loans more than 90 days past due and in the case of agricultural loans more than days past due, and also on any loans classified as non-performing. The expected life for retail loans and wholesale loans is determined based on their contractual terms and expected prepayments. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account. The Bank has an Unconditionally Cancellable Clause (“UCC”) for credit card lines and as allowed by CECL accounting guidance, the Bank makes an allowance only for debt drawn at the time of expected loss measurement. The Bank applies expected principal payments to the credit card receivable balances existing at the reporting date until the balance is exhausted.
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

F-16

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
As an integral part of the credit process, the Bank has a rating model appropriate to its retail and wholesale credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal rating (model scale) is updated at least annually.
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
Apart from its historical experience, the Bank seeks to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses for the Bank into its allowance. The Bank therefore includes in its estimation the use of quantitative statistical models to predict the impact of macro-economic variables, on defaults. The Bank relies on a single macro-economic variable that is relevant to the specific pool of loans to develop a reasonable and supportable forecast specific to the relevant macro-economic variable for the expected performance of the pool. In deploying these models the Bank has assessed the impact of an exhaustive set of macro-economic variables (such key variables being GDP, Private Final Consumption Expenditure, Gross Fixed Capital Formation and Index of Industrial Production (“IIP”)) on its expected losses, and uses macro-economic forecasts surveyed and published by the Reserve Bank of India: Centre for Monitoring Indian Economy for this assessment. As the macro-economic forecasts are published for a year the Bank reverts to the historical average default rate beyond this period over a straight-line basis. Any adjustments needed to the modeled expected losses in the quantitative calculations are addressed through a qualitative adjustment. Qualitative adjustment, among other things includes specific portfolio characteristics; expected sectoral performance, expected impact of internal strategies or external events on the product/segment; model limitations; idiosyncratic events; and other relevant criteria. The total ACL is comprised of the quantitative and qualitative components.

F-17

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank estimates its allowance for credit losses for pooled loans based on its PD and LGD, determined for the respective risk pools. The allowance for credit losses for the quantitative component of pooled loans is the product of multiplying the PD, LGD and EAD.
Asset-specific component
To determine the asset-specific component of the allowance, collateral-dependent loans (including those loans for which foreclosure is probable) and larger and non-accrual risk-rated loans in the wholesale portfolio segment are generally evaluated individually, while smaller loans (both scored and risk-rated) are aggregated for evaluation based on factors relevant for the respective class of assets. Loans are identified for individual assessment based on financial difficulty which includes nonperforming loans, labeled loans and loans identified based on management judgment.
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
k. Property and equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of property and equipment on a straight-line basis at the following rates:

Type of Asset	Rate of depreciation
Premises	1.67%
Software and systems	20.00%
Equipment and furniture	10.00%-33.33%
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
At the inception of the contract, the Bank assesses whether the contract is, or contains, a lease. The Bank’s assessment is based on whether (1) the contract involves the use of distinct identified assets, (2) the Bank has the right to substantially all the economic benefit from the use of the asset throughout the term of the contract, and (3) the Bank has the right to direct the use of the asset. Leases are examined for classification as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria is met (1) the lease transfers ownership of the asset by the end of the lease term, (2) the lease contains an option to purchase the asset that is reasonably certain to be exercised, (3) the lease term is for the major part of the remaining useful life of the asset or (4) the present value of the lease payments equals or exceeds substantially all of the fair value of the asset. A lease is classified as an operating lease if it does not meet the above criteria.
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
of
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
The Bank follows specific identification method for releasing income tax effects from AOCI.
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
For the foreign branches, the assets, liabilities and operations are translated, for consolidation purposes, from functional currency of the foreign branch to the Indian Rupee reporting currency at period-end rates for assets and liabilities and at average rates for operations. The resulting unrealized gains or losses are reported as a component of
AOCI.

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

F-
21

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

w. Goodwill
Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. On April 1, 2020, the Bank adopted ASU 2017-04 which eliminated the requirement to calculate the implied fair value of goodwill (the second step). Accordingly, if the fair value of goodwill exceeds the goodwill assigned to the reporting unit, there is no impairment. If the goodwill assigned to a reporting unit exceeds the fair value of goodwill, an impairment charge is recorded for the excess. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis for the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.
x. Recently adopted accounting standards
Nil
y. Recently issued accounting pronouncements not yet effective
In March 2022, the FASB issued ASU No. 2022-01 “Fair Value Hedging—Portfolio Layer Method (Topic 815)”. This ASU expands the portfolio layer method of hedge accounting prescribed in ASU 2017-12 to allow multiple hedged layers of a single closed portfolio and to include portfolios of both prepayable and non-prepayable financial assets. This scope expansion is consistent with the FASB’s efforts to simplify hedge accounting and allows entities to apply the same accounting method to similar hedging strategies. This ASU also specifies eligible hedging instruments in a single-layer hedge, provides additional guidance on accounting and disclosure of hedge basis adjustments and specifies how hedge basis adjustments should be considered in determining credit losses for assets in the designated closed portfolio. This ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2022. The Bank is in the process of evaluating the impact of adoption of this ASU on its consolidated financial position, results of operations, and cash flows.
In March 2022, the FASB issued ASU 2022-02 “Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures”, which eliminates the accounting guidance for TDRs by creditors in Subtopic 310-40 “Receivables—Troubled Debt Restructurings by Creditors”. This ASU enhances disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty, updates certain requirements related to accounting for credit losses under ASC 326 and requires disclosure of current-period gross write offs of financing receivables by year of origination. The ASU is effective for the Bank for interim and annual periods in fiscal years beginning after December 15, 2022. The Bank is in the process of evaluating the impact of adoption of this ASU on its consolidated financial position, results of operations, and cash flows.
z. Convenience translation
The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the fiscal year ended March 31, 2023 have been translated into U.S. dollars at US$
1.00
 = Rs. 82.19 as published by the Federal Reserve Board of New York on March 31, 2023. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

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
The cash and due from banks, and restricted cash consist of restricted cash of Rs. 780,004.8 million and Rs. 902,006.6 million (US$ 10,974.7 million) as
o
f March 31, 2022 and March 31, 2023, respectively.
4. Investments, held for trading
The portfolio of trading securities as of March 31, 2022 and March 31, 2023 was as follows:

	As of March 31, 2022
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	28,159.7	Rs.	57.7	Rs.	21.9	Rs.	28,195.5
Other corporate/financial institution securities		3,635.4		1.9		6.0		3,631.3

Total debt securities	Rs.	31,795.1	Rs.	59.6	Rs.	27.9	Rs.	31,826.8
Other securities (including mutual fund units)		21,933.5		128.2		689.0		21,372.7

Total	Rs.	53,728.6	Rs.	187.8	Rs.	716.9	Rs.	53,199.5

	As of March 31, 2023
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	106,952.3	Rs.	103.6	Rs.	23.2	Rs.	107,032.7
Other corporate/financial institution securities		20,361.5		19.0		2.5		20,378.0

Total debt securities	Rs.	127,313.8	Rs.	122.6	Rs.	25.7	Rs.	127,410.7
Other securities (including mutual fund units)		8,166.4		254.0		—		8,420.4

Total	Rs.	135,480.2	Rs.	376.6	Rs.	25.7	Rs.	135,831.1

Total	US$	1,648.4	US$	4.5	US$	0.3	US$	1,652.6

F-2
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Investments, AFS debt securities
The portfolio of AFS debt securities as of March 31, 2022 and March 31, 2023 was as follows:

	As of March 31, 2022
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	3,226,917.6	Rs.	10,995.6	Rs.	42,946.3	Rs.	3,194,966.9
State government securities		429,146.8		4,395.9		5,865.9		427,676.8
Government securities outside India		2,279.2		—		3.4		2,275.8
Credit substitutes (see note 7)		578,922.3		5,381.4		1,283.5		583,020.2
Other corporate/financial institution bonds		36,689.5		179.8		163.5		36,705.8
Debt securities, other than asset and mortgage-backed securities		4,273,955.4		20,952.7		50,262.6		4,244,645.5

Mortgage-backed securities		24.2		—		1.3		22.9
Asset-backed securities		142,954.6		1,519.6		579.5		143,894.7

Total	Rs.	4,416,934.2	Rs.	22,472.3	Rs.	50,843.4	Rs.	4,388,563.1

Securities with gross unrealized losses							Rs.	1,791,389.0
Securities with gross unrealized gains								2,597,174.1

							Rs.	4,388,563.1

	As of March 31, 2023
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	3,860,431.8	Rs.	4,656.4	Rs.	80,344.5	Rs.	3,784,743.7
State government securities		428,980.9		1,322.5		15,604.8		414,698.6
Government securities outside India		819.0		—		21.8		797.2
Credit substitutes (see note 7)		511,161.4		505.4		8,479.0		503,187.8
Other corporate/financial institution bonds		27,521.4		13.4		571.3		26,963.5

Debt securities, other than asset and mortgage-backed securities		4,828,914.5		6,497.7		105,021.4		4,730,390.8
Mortgage-backed securities		19.3		—		1.8		17.5
Asset-backed securities		150,271.9		55.2		1,891.4		148,435.7

Total	Rs.	4,979,205.7	Rs.	6,552.9	Rs.	106,914.6	Rs.	4,878,844.0

Total	US$	60,581.7	US$	79.7	US$	1,300.8	US$	59,360.6

Securities with gross unrealized losses							Rs.	3,220,573.8
Securities with gross unrealized gains								1,658,270.2

							Rs.	4,878,844.0

							US$	59,360.6

F-2
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS investments of Rs. 3,622,643.8 million and Rs. 4,199,442.3 million (US$ 51,094.3 million) as of March 31, 2022 and March 31, 2023, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 1,648,213.8 million as of March 31, 2022 and Rs. 2,070,953.6 million (US$ 25,197.1 million) as of March 31, 2023, were kept as margins for clearing, collateral borrowing and lending obligation (“CBLO”) and real time gross settlement (“RTGS”), with the RBI and other financial institutions.
Amortized cost is net of nil
and Rs.
70.9
million as allowance for credit losses as for the fiscal years ended March 31, 2022 and March 31, 2023, respectively.
The below table presents the gross unrealized losses and the associated fair value of AFS debt securities and whether these securities have had gross unrealized losses for less than 12 months or 12 months or greater as of March 31, 2022:

	As of March 31, 2022
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

					(In millions)
Government of India securities	Rs.	447,360.3	Rs.	7,893.5	Rs.	838,788.4	Rs.	35,052.8	Rs.	1,286,148.7	Rs.	42,946.3
State government securities		146,365.0		1,213.6		131,616.3		4,652.3		277,981.3		5,865.9
Government securities outside India		2,275.7		3.4		—		—		2,275.7		3.4
Credit substitutes (see note 7)		118,798.2		972.4		37,138.9		311.1		155,937.1		1,283.5
Other corporate/financial institution bonds		15,823.3		163.5		—		—		15,823.3		163.5

Debt securities, other than asset- and mortgage-backed securities		730,622.5		10,246.4		1,007,543.6		40,016.2		1,738,166.1		50,262.6
Mortgage-backed securities		23.0		1.3		—		—		23.0		1.3
Asset-backed securities		25,557.2		310.6		27,642.7		268.9		53,199.9		579.5
Other securities (including mutual fund units)		—		—		—		—		—		—

Total	Rs.	756,202.7	Rs.	10,558.3	Rs.	1,035,186.3	Rs.	40,285.1	Rs.	1,791,389.0	Rs.	50,843.4

The below table presents the gross unrealized losses and the associated fair value of AFS debt securities and whether these securities have had gross unrealized losses for less than 12 months or 12 months or greater as of March 31, 2023:

	As of March 31, 2023
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

					(In millions)
Government of India securities	Rs.	1,038,004.8	Rs.	12,622.5	Rs.	1,266,775.4	Rs.	67,722.0	Rs.	2,304,780.2	Rs.	80,344.5
State government securities		75,707.7		1,923.6		270,099.2		13,681.2		345,806.9		15,604.8
Government securities outside India		797.2		21.8		—		—		797.2		21.8
Credit substitutes (see note 7)		254,023.6		3,771.0		152,702.6		4,708.0		406,726.2		8,479.0
Other corporate/financial institution bonds		21,596.9		443.0		4,205.1		128.3		25,802.0		571.3

Debt securities, other than asset- and mortgage-backed securities		1,390,130.2		18,781.9		1,693,782.3		86,239.5		3,083,912.5		105,021.4
Mortgage-backed securities		—		—		17.5		1.8		17.5		1.8
Asset-backed securities		110,545.7		1,077.3		26,098.1		814.1		136,643.8		1,891.4
Other securities (including mutual fund units)		—		—		—		—		—		—

Total	Rs.	1,500,675.9	Rs.	19,859.2	Rs.	1,719,897.9	Rs.	87,055.4	Rs.	3,220,573.8	Rs.	106,914.6

Total	US$	18,258.6	US$	241.6	US$	20,925.9	US$	1,059.2	US$	39,184.5	US$	1,300.8

F-2
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2023
,
there were 1
7
1 AFS investments in Government of India securities, State government securities and Government securities outside India with unrealized losses totaling Rs. 95,971.1 million. Upon analyzing the debt security portfolios, the Bank determined that no allowance was required as of March 31, 2023 in government issued or backed securities as for these debt securities the risk of loss was deemed minimal. Additionally, none of the remaining AFS investments in debt securities held by the Bank were past due or in non-accrual status as of March 31, 2023. The declines in the market value of these securities were mainly attributable to changes in interest rates and not credit quality, and because the Bank had the ability and intent to hold these investments until there is a recovery in fair value, which may be at maturity, the Bank did not record any write-offs for credit losses on any of these securities at March 31, 2023.
Allowances for AFS debt securities as of March 31, 2022 are as follows:

	As of March 31, 2022
	Allowance for credit losses, beginning of the period		Write-offs		Addition / ( Deletion ) to allowance for credit losses		Allowance for credit losses, end of the period

	(In millions)
Credit substitutes	Rs.	2,915.1	Rs.	—	Rs.	(2,915.1)	Rs.	—
Other corporate/financial institution bonds		—		—		—		—

Total	Rs.	2,915.1	Rs.	—	Rs.	(2,915.1)	Rs.	—

Allowances for AFS debt
s
ecurities as of March 31, 2023 are as follows:

	As of March 31, 2023
	Allowance for credit losses, beginning of the period		Write-offs		Addition/(Deletion) to allowance for credit losses		Allowance for credit losses, end of the period

	(In millions)
Credit substitutes	Rs.	—	Rs.	—	Rs.	70.9	Rs.	70.9
Other corporate/financial institution bonds		—		—		—		—

Total	Rs.	—	Rs.	—	Rs.	70.9	Rs.	70.9

Total	US$	—	US$	—	US$	0.9	US$	0.9

Credit Quality Indicators
The Bank monitors the credit quality of its investment securities through various risk management procedures, including the monitoring of credit ratings. A majority of the debt securities in the Bank’s investment portfolio were issued by the Government of India or State governments or entities or agencies that are either explicitly or implicitly guaranteed by such governments. The Bank believes the long history of no credit losses on these securities indicates that the expectation of non-payment of the amortized cost basis is zero, even if such governments were to technically default. Therefore, for the aforementioned securities, the Bank does not assess, or record expected credit losses due to the zero loss assumption. The Bank monitors the credit quality of its remaining AFS investment portfolio which is updated periodically. Such of the remaining AFS investment portfolio in an unrealized loss position are evaluated to determine if the loss is attributable to credit related factors and if an allowance for credit loss is needed. The average credit rating of the securities comprising the mortgage-backed securities and asset-backed securities was AAA (based upon external ratings where available) as of
March 31, 2023.

F-2
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual residual maturity of AFS debt securities other than asset and mortgage-backed securities as of March 31, 2023 is set out below:

	As of March 31, 2023
	Amortized Cost		Fair Value		Fair Value

	(In millions)
Within one year	Rs.	1,092,231.4	Rs.	1,088,924.4	US$	13,248.8
Over one year through five years		1,398,521.5		1,373,721.5		16,714.0
Over five years through ten years		1,590,115.9		1,545,947.0		18,809.4
Over ten years		748,045.7		721,797.9		8,782.1

Total	Rs.	4,828,914.5	Rs.	4,730,390.8	US$	57,554.3

The contractual residual maturity of AFS mortgage-backed and asset-backed debt securities as of March 31, 2023 is set out below:

	As of March 31, 2023
	Amortized Cost		Fair Value		Fair Value

	(In millions)
Within one year	Rs.	67,028.7	Rs.	66,150.7	US$	804.9
Over one year through five years		82,694.3		81,730.2		994.4
Over five years through ten years		471.2		474.5		5.8
Over ten years		97.0		97.8		1.2

Total	Rs.	150,291.2	Rs.	148,453.2	US$	1,806.3

F-2
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross realized gains and gross realized losses from sale of AFS debt securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2021		2022		2023		2023

	(In millions)
Gross realized gains on sale	Rs.	56,439.4	Rs.	18,604.5	Rs.	259.1	US$	3.2
Gross realized losses on sale		(514.2)		(1,858.7)		(979.4)		(12.0)

Realized gains/ (losses), net		55,925.2		16,745.8		(720.3)		(8.8)
Dividends and interest		226,690.9		240,943.0		304,566.7		3,705.6

Total	Rs.	282,616.1	Rs.	257,688.8	Rs.	303,846.4	US$	3,696.8

6. Investments, held to maturity
There were no HTM securities as of March 31, 2022 and March 31, 2023.
7. Credit substitutes
Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair value of credit substitutes by type of instrument as of March 31, 2022 and March 31, 2023 were as follows:

	As of March 31,
	2022			2023
	Amortized Cost		Fair Value	Amortized Cost		Fair Value

	(In millions)
Available for sale credit substitute debt securities:
Debentures	Rs.	577,377.0	Rs.581,551.5	Rs.	510,880.4	Rs.	503,187.6
Preference shares		77.1	0.5		281.0		0.2
Commercial paper		1,468.2	1,468.2		—		—

Total	Rs.	578,922.3	Rs.583,020.2	Rs.	511,161.4	Rs.	503,187.8

				US$	6,219.3	US$	6,122.3

The fair value of credit substitutes by the Bank’s internal credit quality indicators and amounts provided for non-performing credit substitutes is as follows:

	As of March 31,
	2022		2023		2023

	(In millions)

Pass	Rs.	583,020.2	Rs.	503,187.8	US$	6,122.3
Non-performing—gross balance		—		—		—
Less: Non-performing losses		—		—		—

Non-performing credit substitutes, net		—		—		—

Total credit substitutes, net	Rs.	583,020.2	Rs.	503,187.8	US$	6,122.3

F-2
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on non-performing credit substitutes as
o
f March 31, 2022 and March 31, 2023:

As of March 31,
	2022		2023		2023

(In millions)
Gross non-performing credit substitutes	Rs	—	Rs	—	US$ —
Gross non-performing credit substitutes by industry	Rs.	—	Rs.	—	US$ —
Average non-performing credit substitutes	Rs.	—	Rs.	—	US$ —
Interest income recognized on non-performing credit substitutes	Rs.	—	Rs.	—	US$ —
As of March 31, 2023, the Bank has no additional funds committed to borrowers whose credit substitutes were non-performing.
8. Repurchase and resell agreements
Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the fiscal
years ended March 31, 2021, March 31, 2022 and March 31, 2023. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.
a. Securities purchased under agreements to resell
Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2022 and March 31, 2023 were Rs. 373,053.3 million and Rs. 455,275.4 million (US$ 5,539.3 million), respectively (see note 23).
b. Securities sold under repurchase agreements
Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2022 and March 31, 2023 were Rs. 151,844.9 million and nil, respectively. The Government of India securities are pledged as collateral (see note 23).

9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. Loans
Loan balances included Rs. 372,013.8 million and Rs. 1,927,514.2 million (US$ 23,451.9 million) as of March 31, 2022 and March 31, 2023, respectively, which have been provided as collateral for borrowings and are therefore restricted.
Loans by facility as of March 31, 2022 and March 31, 2023 were as follows:

	As of March 31,
	2022		2023		2023

	(In millions)
Retail loans:
Auto loans	Rs.	1,042,793.0	Rs.	1,221,097.6	US$	14,857.0
Personal loans/Credit cards		2,341,971.8		2,782,828.5		33,858.5
Retail business banking		2,617,087.1		3,378,625.2		41,107.5
Commercial vehicle and construction equipment finance		951,066.0		1,285,887.8		15,645.3
Housing loans		830,882.4		1,020,901.6		12,421.2
Other retail loans		1,526,734.4		1,817,239.6		22,110.2

Subtotal	Rs.	9,310,534.7	Rs.	11,506,580.3	US$	139,999.7
Wholesale loans	Rs.	5,099,009.3	Rs.	5,911,512.1	US$	71,925.0

Gross loans		14,409,544.0		17,418,092.4		211,924.7
Less: Allowance for credit losses		372,671.8		365,164.5		4,443.0

Total	Rs.	14,036,872.2	Rs.	17,052,927.9	US$	207,481.7

Loans, other than crop-related agricultural loans, are generally placed on non-accrual status and considered non-performing if principal or interest payments become 90 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Crop-related agricultural loans are generally placed on non-accrual status and considered non-performing if principal or interest payments become 366 days past due and/or management deems the collectability of the principal and/or interest to be doubtful. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current.
The maturity of gross loans as of March 31, 2023 is set out below:

	As of March 31, 2023
	Wholesale loans		Retail loans		Total

	(In millions)
Maturity profile of loans:
Within one year	Rs.	1,790,721.1	Rs.	2,863,235.5	Rs.	4,653,956.6
Over one year through five years		2,966,781.3		7,396,855.6		10,363,636.9
Over five years		1,154,009.7		1,246,489.2		2,400,498.9

Total	Rs.	5,911,512.1	Rs.	11,506,580.3	Rs.	17,418,092.4

Total	US$	71,925.0	US$	139,999.7	US$	211,924.7

F-
30

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of age analysis of loans and finance receivable on non-accrual status as of March 31, 2022 and March 31, 2023.

	As of March 31, 2022
	31-90 days past due		Non-accrual/ 91 days or more past due		Current (1), (2)		Total		Finance receivable on non-accrual status

	(In millions)

Retail Loans
Auto loans	Rs.	6,536.5	Rs.	20,441.6	Rs.	1,015,814.9	Rs.	1,042,793.0	Rs.	20,441.6
Personal loans/Credit card		27,433.8		28,057.5		2,286,480.5		2,341,971.8		28,057.5
Retail business banking		18,242.9		35,820.2		2,563,024.0		2,617,087.1		35,820.2
Commercial vehicle and construction equipment finance		20,263.0		25,091.5		905,711.5		951,066.0		25,091.5
Housing loans		3,296.3		6,478.4		821,107.7		830,882.4		6,478.4
Other retail		18,009.8		49,459.2		1,459,265.4		1,526,734.4		49,459.2
Wholesale loans		8,455.4		31,921.1		5,058,632.8		5,099,009.3		31,921.1

Total	Rs.	102,237.7	Rs.	197,269.5	Rs.	14,110,036.8	Rs.	14,409,544.0	Rs.	197,269.5

(1)	Loans up to 30 days past due are considered current.
(2)	Includes crop-related agricultural loans with days past due less than 366 as they are not considered as non-performing of Rs. 34.2 billion.

	As of March 31, 2023
	31-90 days past due		Non-accrual/ 91 days or more past due		Current (1),(2)		Total		Finance receivable on non-accrual status

	(In millions)

Retail Loans
Auto loans	Rs.	5,738.3	Rs.	15,941.6	Rs.	1,199,417.7	Rs.	1,221,097.6	Rs.	15,941.6
Personal loans/Credit card		20,871.1		22,770.1		2,739,187.3		2,782,828.5		22,770.1
Retail business banking		21,241.0		43,937.8		3,313,446.4		3,378,625.2		43,937.8
Commercial vehicle and construction equipment finance		15,089.3		21,823.8		1,248,974.7		1,285,887.8		21,823.8
Housing loans		3,916.0		5,900.3		1,011,085.3		1,020,901.6		5,900.3
Other retail		30,007.7		56,822.9		1,730,409.0		1,817,239.6		56,822.9
Wholesale loans		3,905.0		33,512.3		5,874,094.8		5,911,512.1		33,512.3

Total	Rs.	100,768.4	Rs.	200,708.8	Rs.	17,116,615.2	Rs.	17,418,092.4	Rs.	200,708.8

Total	US$	1,226.0	US$	2,442.0	US$	208,256.7	US$	211,924.7	US$	2,442.0

(1)	Loans up to 30 days past due are considered current.
(2)	Includes crop-related agricultural loans with days past due less than 366 as they are not considered as non-performing of Rs. 31.8 billion.
From fiscal year 2020 the Bank has implemented the packages announced by RBI on account of the COVID-19 p andem
ic which grants temporary extensions in repayment obligations to the borrowers without any interest or financial concessions. While the moratorium allowed customers (from March to August 2020) to temporarily freeze loan repayments, the loan restructuring packages eased the burden of monthly repayments. The total balance outstanding of loan facilities restructured was Rs. 229.8 billion as of March 31, 2022 and Rs. 86.1 billion (US$ 1.1 billion) as of March 31, 2023. These restructured facilities as of March 31, 2022 included retail loans and wholesale loans of Rs. 220.0 billion and Rs. 9.8 billion
,
respectively
,
 and as of March 31, 2023 include
d
retail loans and wholesale loans of Rs. 81.4 billion and Rs. 4.7 billion respectively. As stipulated by regulatory guidance, the Bank does not place loans with deferrals granted due to COVID-19 on nonaccrual status where such loans are not otherwise reportable as nonaccrual and thus considered in the allowance for loan losses.

F-
31

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For retail loans
,
the policy and approval processes are designed to account for the Bank’s high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps. The quantitative parameters considered include income, residence stability and the nature of the employment/business, while the qualitative parameters include accessibility, contractibility and profile. The credit policies/product programs are based on a statistical analysis of the Bank’s experience and industry data, in combination with the judgment of the Bank’s senior officers. The Bank regularly mines data on its borrower account behavior as well as static data to monitor the portfolio performance of each product segment and uses these as inputs for revising the Bank’s product programs, target market definitions and credit assessment criteria to meet the Bank’s twin objectives of combining volume growth and maintenance of asset quality.
As an integral part of the credit process, the Bank has a credit rating model for its wholesale and retail credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated at least annually. Disbursals under one-time restructurings are also included.
The amount of purchased financing receivables outstanding as of March 31, 2022 and March 31, 2023 was Rs. 836,172.8 million and Rs. 1,024,684.4 million, respectively.
The following table provides information on primary credit quality indicators as
o
f March 31, 2022:

	Term loans by origination
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
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on primary credit quality indicators as of
March 31, 2023:

	Term loans by origination
Credit quality indicators- Internally assigned grade	Prior		2019		2020		2021		2022		2023		Revolving loans		Revolving loans converted to term loans		Total
	(In millions)
Auto loans
Performing	Rs.	14,387.2	Rs.	37,425.2	Rs.	90,148.4	Rs.	160,443.6	Rs.	308,076.9	Rs.	525,693.8	Rs.	68,980.9	Rs.	—	Rs.	1,205,156.0
Non-performing		1,129.9		2,324.4		3,858.8		2,875.4		1,990.0		748.9		3,014.2		—		15,941.6

Subtotal	Rs.	15,517.1	Rs.	39,749.6	Rs.	94,007.2	Rs.	163,319.0	Rs.	310,066.9	Rs.	526,442.7	Rs.	71,995.1	Rs.	—	Rs.	1,221,097.6
Personal loans/Credit card
Performing	Rs.	2,431.4	Rs.	20,673.2	Rs.	86,038.7	Rs.	155,911.2	Rs.	490,598.8	Rs.	1,206,873.5	Rs.	482,500.3	Rs.	315,031.3	Rs.	2,760,058.4
Non-performing		346.6		1,440.1		3,511.1		2,518.9		3,411.9		2,254.3		8,869.6		417.6		22,770.1

Subtotal	Rs.	2,778.0	Rs.	22,113.3	Rs.	89,549.8	Rs.	158,430.1	Rs.	494,010.7	Rs.	1,209,127.8	Rs.	491,369.9	Rs.	315,448.9	Rs.	2,782,828.5
Retail business banking
Performing	Rs.	75,583.1	Rs.	58,914.7	Rs.	94,372.2	Rs.	185,698.6	Rs.	412,305.0	Rs.	600,147.3	Rs.	1,907,666.5	Rs.	—	Rs.	3,334,687.4
Non-performing		4,851.6		2,996.8		2,847.2		4,136.3		1,558.3		218.4		27,329.2		—		43,937.8

Subtotal	Rs.	80,434.7	Rs.	61,911.5	Rs.	97,219.4	Rs.	189,834.9	Rs.	413,863.3	Rs.	600,365.7	Rs.	1,934,995.7	Rs.	—	Rs.	3,378,625.2
Commercial vehicle and construction equipment finance
Performing	Rs.	3,981.3	Rs.	19,618.5	Rs.	49,030.6	Rs.	92,773.8	Rs.	277,461.6	Rs.	629,405.5	Rs.	191,792.7	Rs.	—	Rs.	1,264,064.0
Non-performing		398.0		2,582.1		4,491.4		4,696.0		3,053.3		763.8		5,839.2		—		21,823.8

Subtotal	Rs.	4,379.3	Rs.	22,200.6	Rs.	53,522.0	Rs.	97,469.8	Rs.	280,514.9	Rs.	630,169.3	Rs.	197,631.9	Rs.	—	Rs.	1,285,887.8
Housing loans
Performing	Rs.	394,712.3	Rs.	160,447.9	Rs.	143,037.0	Rs.	120,214.8	Rs.	167,130.4	Rs.	29,458.9	Rs.	—	Rs.	—	Rs.	1,015,001.3
Non-performing		4,031.5		1,206.1		358.8		180.2		123.3		0.4		—		—		5,900.3

Subtotal	Rs.	398,743.8	Rs.	161,654.0	Rs.	143,395.8	Rs.	120,395.0	Rs.	167,253.7	Rs.	29,459.3	Rs.	—	Rs.	—	Rs.	1,020,901.6
Other retail loans
Performing	Rs.	5,564.3	Rs.	10,063.3	Rs.	18,382.0	Rs.	42,416.7	Rs.	150,038.1	Rs.	603,873.8	Rs.	930,078.5	Rs.	—	Rs.	1,760,416.7
Non-performing		3,000.6		3,254.9		11,339.9		3,171.9		2,261.4		971.8		32,822.4	—			56,822.9

Subtotal	Rs.	8,564.9	Rs.	13,318.2	Rs.	29,721.9	Rs.	45,588.6	Rs.	152,299.5	Rs.	604,845.6	Rs.	962,900.9	Rs.	—	Rs.	1,817,239.6
Total	Rs.	510,417.8	Rs.	320,947.2	Rs.	507,416.1	Rs.	775,037.4	Rs.	1,818,009.0	Rs.	3,600,410.4	Rs.	3,658,893.5	Rs.	315,448.9	Rs.	11,506,580.3

Total	US$	6,210.2	US$	3,904.9	US$	6,173.7	US$	9,429.8	US$	22,119.6	US$	43,806.0	US$	44,517.5	US$	3,838.0	US$	139,999.7

Wholesale Loans
The Bank has a process in place for grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass/labeled/non-performing. Wholesale loans that are not non-performing are disclosed as pass or labeled and considered to be performing. Labeled loans are those with evidence of weakness where such exposures indicate deteriorating trends which if not corrected could adversely impact repayment of the obligations. The Bank’s model assesses the overall risk over four major categories: industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.
The following table provides information on primary credit quality indicators as
o
f March 31, 2022.

	Term loans by origination
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
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on primary credit quality indicators as of
March 31, 2023.

	Term loans by origination
Credit quality indicators- Internally assigned grade	Prior		2019		2020		2021		2022		2023		Revolving Loans		Total

	(In millions)
Wholesale loans
Pass	Rs.	130,723.1	Rs.	135,400.3	Rs.	321,191.0	Rs.	708,309.0	Rs.	1,244,766.9	Rs.	1,471,254.9	Rs.	1,841,015.5	Rs.	5,852,660.7
Labeled		2,625.3		1,586.9		635.7		4,200.8		5,946.5		795.3		9,548.6		25,339.1
Non-performing		3,830.5		1,914.3		66.1		326.4		6,297.4		39.1		21,038.5		33,512.3

Total	Rs.	137,178.9	Rs.	138,901.5	Rs.	321,892.8	Rs.	712,836.2	Rs.	1,257,010.8	Rs.	1,472,089.3	Rs.	1,871,602.6	Rs.	5,911,512.1

Total	US$	1,669.0	US$	1,690.0	US$	3,916.4	US$	8,673.0	US$	15,294.0	US$	17,910.8	US$	22,771.7	US$	71,925.0

Non-performing loans by industry as of March 31, 2022 and March 31, 2023 are as follows:

	As of March 31, 2022
	(In millions)
Gross non-performing loans by industry:
— Consumer Loans	Rs.	35,554.7
— Agri Production—Food		23,569.7
— Retail Trade		15,124.1
— Agri Allied		13,255.0
— Road Transportation		12,961.6
— Consumer services		10,352.3
— Others (none greater than 5% of non-performing loans)		86,452.1

Total	Rs.	197,269.5

	As of March 31, 2023
	(In millions)
Gross non-performing loans by industry:
— Consumer Loans	Rs.	34,684.8	US$	422.0
— Agri Production—Food		28,222.2		343.4
— Retail Trade		15,044.4		183.0
— Agri Allied		13,426.1		163.4
— Consumer services		11,505.0		140.0
— Road Transportation		10,031.1		122.0
— Others (none greater than 5% of non-performing loans)		87,795.2		1,068.2

Total		Rs.200,708.8	US$	2,442.0

Summary information relating to interest income recognized on non-performing loans during the fiscal years ended March 31, 2021, March 31, 2022 and March 31, 2023 is as follows:

	Fiscal year ended March 31,
	2021		2022		2023		2023

	(In millions)
Interest income recognized on non-performing loans	Rs.	7,025.3	Rs.	11,881.0	Rs.	7,738.0	US$	94.1

F-3
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is dependent on the sale or operation of the underlying collateral. Such loans are carried at fair value based on current values determined by either independent appraisals or internal evaluations, adjusted for selling costs or other amounts to be deducted when estimating expected net sales proceeds. For the fiscal

years ended March 31, 2021, March 31, 2022 and March 31, 2023, the Bank did not have collateral-dependent loans wherein the borrower is experiencing financial difficulty and the repayment of the loan is dependent on the sale of the underlying collateral.
Allowances for credit losses as of March 31, 2021 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Total

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	19,219.0	Rs.	47,097.1	Rs.	32,860.3	Rs.	20,463.4	Rs.	1,700.7	Rs.	37,864.3	Rs.	39,628.4	Rs.	198,833.2
Impact of adopting ASC 326		9,880.9		38,091.1		3,947.5		325.5		1,659.5		234.3		26,874.2		81,013.0
Write-offs		(13,263.5)		(61,571.8)		(14,951.6)		(15,921.5)		(190.8)		(9,942.8)		(3,628.7)		(119,470.7)
Net allowance for credit losses ( * )		23,559.7		86,464.6		20,432.2		21,489.3		1,408.6		21,073.4		8,725.4		183,153.2
Allowance for credit losses, end of the period	Rs.	39,396.1	Rs.	110,081.0	Rs.	42,288.4	Rs.	26,356.7	Rs.	4,578.0	Rs.	49,229.2	Rs.	71,599.3	Rs.	343,528.7

Allowance for credit losses:
Individually evaluated a llowance	Rs.	34.7	Rs.	4.0	Rs.	3,540.7	Rs.	59.6	Rs.	—	Rs.	72.1	Rs.	33,222.5	Rs.	36,933.6
Collectively evaluated a llowance		39,361.4		110,077.0		38,747.7		26,297.1		4,578.0		49,157.1		38,376.8		306,595.1
Loans:
Individually evaluated l oans		49.5		4.2		3,560.8		59.7		—		92.7		42,786.8		46,553.7
Collectively evaluated l oans		964,003.7		2,042,723.0		2,004,285.1		805,270.1		702,235.5		1,306,548.3		4,172,098.5		11,997,164.2

( * )
Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs.

28,919.8
 million (US$ 395.4 million). Recoveries from retail loans is Rs.
28,605.8
 million and from wholesale loans is Rs.
314.0
 million.

Allowances for credit losses as of March 31, 2022 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Total

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	39,396.1	Rs.	110,081.0	Rs.	42,288.4	Rs.	26,356.7	Rs.	4,578.0	Rs.	49,229.2	Rs.	71,599.3	Rs.	343,528.7
Write-offs		(19,376.9)		(74,500.8)		(3,027.7)		(16,592.0)		(601.6)		(17,567.4)		(2,351.4)		(134,017.8)
Net allowance for credit losses ( * )		21,750.2		75,986.2		9,794.3		21,986.2		(1,284.2)		29,775.2		5,153.0		163,160.9
Allowance for credit losses, end of the period	Rs.	41,769.4	Rs.	111,566.4	Rs.	49,055.0	Rs.	31,750.9	Rs.	2,692.2	Rs.	61,437.0	Rs.	74,400.9	Rs.	372,671.8

Allowance for credit losses:
Individually evaluated allowance	Rs.	18.4	Rs.	6.5	Rs.	2,651.4	Rs.	65.8	Rs.	—	Rs.	92.3	Rs.	35,619.7	Rs.	38,454.1
Collectively evaluated a llowance		41,751.0		111,559.9		46,403.6		31,685.1		2,692.2		61,344.7		38,781.2		334,217.7
Loans:
Individually evaluated l oans		31.5		29.4		2,651.4		66.3		—		126.6		41,832.9		44,738.1
Collectively evaluated l oans		1,042,761.5		2,341,942.4		2,614,435.7		950,999.7		830,882.4		1,526,607.8		5,057,176.4		14,364,805.9

( * )
Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs.
36,181.4
 million. Recoveries from retail loans is Rs.
35,385.3
 million and from wholesale loans is Rs.
796.1
 million.

F-3
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowances for credit losses as of March 31, 2023 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and c onstruction equipment finance		Housing loans		Other retail		Wholesale		Total		Total

	(In millions)

Allowance for credit losses, beginning of the period	Rs.	41,769.4	Rs.	111,566.4	Rs.	49,055.0	Rs.	31,750.9	Rs.	2,692.2	Rs.	61,437.0	Rs.	74,400.9	Rs.	372,671.8	US$	4,534.3
Write-offs		(10,456.0)		(88,744.9)		(3,987.8)		(15,270.1)		(479.0)		(15,769.9)		(3,156.0)		(137,863.7)		(1,677.4)
Net allowance for credit losses ( * )		2,522.1		76,812.9		18,907.6		14,649.8		1,056.7		26,345.3		(9,938.0)		130,356.4		1,586.1
Allowance for credit losses, end of the period	Rs.	33,835.5	Rs.	99,634.4	Rs.	63,974.8	Rs.	31,130.6	Rs.	3,269.9	Rs.	72,012.4	Rs.	61,306.9	Rs.	365,164.5	US$	4,443.0

Allowance for credit losses:
Individually evaluated a llowance	Rs.	4.6	Rs.	—	Rs.	2,320.3	Rs.	15.0	Rs.	—	Rs.	92.1	Rs.	29,264.6	Rs.	31,696.6	US$	385.7
Collectively evaluated a llowance		33,830.9		99,634.4		61,654.5		31,115.6		3,269.9		71,920.3		32,042.3		333,467.9		4,057.3
Loans:														—				—
Individually evaluated l oans		16.4		0.8		2,782.0		290.8		—		92.3		33,879.5		37,061.8		450.9
Collectively evaluated l oans		1,221,081.2		2,782,827.7		3,375,843.2		1,285,597.0		1,020,901.6		1,817,147.3		5,877,632.6		17,381,030.6		211,473.8

( * )
Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs.
56,142.6
 million (US$
683.1
million). Recoveries from retail loans is Rs.
53,374.2
million and from wholesale loans is Rs.
2,768.4
 million.

The allowance for credit losses is assessed at each period end and the increase/(decrease), as the case may be
,
is recorded in the income statement under provision for credit losses net of recoveries against write-offs.
Troubled debt restructuring (“TDR”)
When the Bank grants a concession, for economic or legal reasons related to a borrower’s financial difficulties, for other than an insignificant period of time, the related loan is classified as a TDR. Such concessions could include a reduction in the interest rate below current market rates, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Loans, for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered TDRs. On restructuring, those loans are re-measured to reflect the impact, if any, on projected cash flows resulting from the modified terms. The impact of the TDR modifications and defaults are factored into the allowance for credit losses on a loan-by-loan basis. Modification may have little or no impact on the allowance established for the loan if there was no forgiveness of the principal and the interest was not decreased. A charge-off may be recorded at the time of restructuring if a portion of the loan is deemed to be uncollectible. A TDR classification can be removed if the borrower’s financial condition improves such that the borrower is no longer in financial difficulty, the loan has not had any forgiveness of principal or interest, and the loan is subsequently refinanced or restructured at market terms and qualifies as a new loan. There was no TDR modification during the fiscal years ended March 31, 2022 and March 31, 2023 respectively.

F-3
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest on loans by facility are as follows:

	Fiscal year ended March 31,
	2021		2022		2023		2023

	(In millions)
Wholesale loans	Rs.	263,190.7	Rs.	250,779.5	Rs.	363,842.1	US$	4,426.8
Retail loans		753,857.1		807,146.1		987,975.9		12,020.7

Total	Rs.	1,017,047.8	Rs.	1,057,925.6	Rs.	1,351,818.0	US$	16,447.5

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

F-3
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s portfolio of loans, credit substitute securities and non-funded exposure (including derivatives) is broadly diversified along industry and product lines, and as of March 31, 2022 and March 31, 2023, the exposures are as set forth below.

	As of March 31, 2022
Category	Gross loans		Fair value of credit substitutes		Non-funded exposure		Total		%

	(In millions, except percentages)
Consumer Loans	Rs.	3,746,781.7	Rs.	—	Rs.	3,035.7	Rs.	3,749,817.4	22.7
Power		671,859.4		70,346.0		52,366.6		794,572.0	4.8
Financial Institutions		618,494.1		51,844.1		13.1		670,351.3	4.1
NBFC		509,445.4		106,764.5		5,818.5		622,028.4	3.8
Retail Trade		589,947.3		—		28,857.8		618,805.1	3.7
Coal & Petroleum Products		233,583.7		174,424.6		149,716.9		557,725.2	3.4
Infrastructure Development		272,428.0		18,032.7		220,442.5		510,903.2	3.1
Automobile & Auto Ancillary		443,538.7		19,768.7		36,999.9		500,307.3	3.0
Consumer Services		465,465.8		—		28,102.4		493,568.2	3.0
Food and Beverage		433,042.2		—		39,007.2		472,049.4	2.9
Wholesale Trade—Non Industrial		417,954.8		—		26,147.5		444,102.3	2.7
Real Estate & Property Services		383,765.5		4,792.6		40,694.4		429,252.5	2.6
Wholesale Trade—Industrial		347,202.9		—		73,867.5		421,070.4	2.5
Road Transportation		406,376.4		—		10,269.5		416,645.9	2.5
Iron and Steel		321,587.7		12,486.0		80,515.7		414,589.4	2.5
Telecom		331,131.1		2,989.4		43,335.9		377,456.4	2.3
Textiles & Garments		324,419.6		6,135.7		43,748.6		374,303.9	2.3
Engineering		253,105.1		6,666.6		105,164.7		364,936.4	2.2
Agri Production—Food		350,859.6		—		963.1		351,822.7	2.1
Others (none greater than 2%)		3,288,555.0		108,769.3		546,407.8		3,943,732.1	23.8

Total	Rs.	14,409,544.0	Rs.	583,020.2	Rs.	1,535,475.3	Rs.	16,528,039.5	100.0

F-3
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2023
Category	Gross loans		Fair value of credit substitutes		Non-funded exposure		Total		Total		%

			(In millions, except percentages)
Consumer Loans	Rs.	4,410,346.6	Rs.	—	Rs.	2,550.8	Rs.	4,412,897.4	US$	53,691.4	22.4
Retail Trade		973,274.3		—		36,013.4		1,009,287.7		12,279.9	5.1
Power		695,716.5		64,805.5		45,576.3		806,098.3		9,807.7	4.1
NBFC		690,783.9		91,595.9		15,995.5		798,375.3		9,713.8	4.1
Financial Institutions		659,117.5		72,068.3		4,435.4		735,621.2		8,950.3	3.7
Consumer Services		581,272.1		3,545.4		123,464.7		708,282.2		8,617.6	3.6
Food and Beverage		566,172.9		1,419.2		49,084.4		616,676.5		7,503.1	3.1
Road Transportation		568,414.2		—		12,512.4		580,926.6		7,068.1	3.0
Coal & Petroleum Products		353,329.8		115,279.8		102,771.3		571,380.9		6,952.0	2.9
Wholesale Trade—Non Industrial		530,057.5		1,988.8		31,887.0		563,933.3		6,861.3	2.9
Automobile & Auto Ancillary		483,658.4		17,656.8		38,921.4		540,236.6		6,573.0	2.7
Real Estate & Property Services		458,906.6		4,691.4		52,228.7		515,826.7		6,276.0	2.6
Wholesale Trade—Industrial		421,900.9		—		70,853.6		492,754.5		5,995.3	2.5
Infrastructure Development		284,690.7		15,220.2		170,452.2		470,363.1		5,722.9	2.4
Engineering		300,745.5		5,596.0		131,956.5		438,298.0		5,332.7	2.2
Agri—Allied		431,581.2		—		2,701.2		434,282.4		5,283.9	2.2
Iron and Steel		360,021.9		12,231.9		61,224.3		433,478.1		5,274.1	2.2
Textiles & Garments		390,883.0		4,984.5		34,729.1		430,596.6		5,239.0	2.2
Telecom		365,112.3		—		42,221.1		407,333.4		4,956.0	2.1
Agri Production—Food		401,720.3		—		1,040.5		402,760.8		4,900.4	2.0
Others (none greater than 2%)		3,490,386.3		92,104.1		719,829.4		4,302,319.8		52,346.0	22.0

Total	Rs.	17,418,092.4	Rs.	503,187.8	Rs.	1,750,449.2	Rs.	19,671,729.4	US $	239,344.5	100.0

9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s ten largest exposures as of March 31, 2022 and March 31, 2023, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures (including derivatives), are as
follows:

	As of March 31, 2022
	Funded Exposure		Non-Funded Exposure		Total Exposure

	(In millions)
Borrower 1	Rs.	265,661.9	Rs.	500.0	Rs.	266,161.9
Borrower 2		245,435.0		—		245,435.0
Borrower 3		119,950.5		116,547.4		236,497.9
Borrower 4		150,283.8		—		150,283.8
Borrower 5		126,639.8		19,268.4		145,908.2
Borrower 6		142,600.0		—		142,600.0
Borrower 7		140,000.0		232.0		140,232.0
Borrower 8		137,700.0		199.2		137,899.2
Borrower 9		133,670.0		—		133,670.0
Borrower 10		108,591.5		17,855.7		126,447.2

	As of March 31, 2023
	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure

			(In millions)
Borrower 1	Rs.	284,002.5	Rs.	—	Rs.	284,002.5	US$	3,455.4
Borrower 2		220,901.6		1,200.0		222,101.6		2,702.3
Borrower 3		205,801.0		—		205,801.0		2,504.0
Borrower 4		80,344.5		112,144.7		192,489.2		2,342.0
Borrower 5		185,299.0		—		185,299.0		2,254.5
Borrower 6		154,296.7		21,764.8		176,061.5		2,142.1
Borrower 7		155,565.7		60.0		155,625.7		1,893.5
Borrower 8		139,808.3		—		139,808.3		1,701.0
Borrower 9		121,560.0		6,030.3		127,590.3		1,552.4
Borrower 10		112,479.0		15,070.0		127,549.0		1,551.9

F-
40

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Property and equipment
Property and equipment by asset category is as follows:

	As of March 31,
	2022		2023		2023

	(In millions)
Land and premises	Rs.	22,754.4	Rs.	25,501.3	US$	310.3
Software and systems		45,767.3		56,092.8		682.5
Equipment and furniture		106,945.7		132,553.5		1,612.9

Property and equipment, at cost		175,467.4		214,147.6		2,605.7
Less: Accumulated depreciation		109,641.0		126,577.9		1,540.1

Property and equipment, net	Rs.	65,826.4	Rs.	87,569.7	US$	1,065.6

Depreciation and amortization charged for the fiscal years
ended March 31, 2021, March 31, 2022 and March 31, 2023 was Rs. 13,860.2 million, Rs. 16,816.9 million and Rs. 23,489.7 million (US$ 285.8 million), respectively.
12. Goodwill
Goodwill arising from a business combination is tested for impairment at least on an annual basis. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million (US$ 911.8 million) for the fiscal years ended March 31, 2022 and March 31, 2023. The entire amount of goodwill was allocated to the retail business.

F-
4
1

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Other assets
Other assets include the following:

	As of March 31,
	2022		2023		2023

	(In millions)
Security deposits for leased property	Rs.	5,687.6	Rs.	6,461.8	US$	78.6
Sundry accounts receivable		52,033.2		84,217.8		1,024.7
Advance income tax (in excess of current tax expense)		41,941.6		52,006.4		632.8
Advances		10,705.4		14,724.3		179.1
Prepaid expenses		4,333.2		4,757.4		57.9
Deposits/Margins paid		10,330.7		14,959.0		182.0
Derivatives (see note 23)		80,202.3		121,749.4		1,481.3
Term placements		471,502.0		970,063.2		11,802.7
Receivable on account of trade date		2,025.2		8,442.2		102.7
Right-of-use assets		71,572.2		89,989.3		1,094.9
Others ( * )		114,420.9		129,380.8		1,574.1

Total	Rs.	864,754.3	Rs.	1,496,751.6	US$	18,210.8

( * )
Others include equity securities with carrying value amounting to Rs.
14,736.7
 million and Rs.
22,103.4
million as
of
March 31, 2022 and March 31, 2023, respectively. Equity securities include non-marketable equity securities carried at cost of Rs.
2,665.9
 million and Rs.
2,640.8
 million as
of
March 31, 2022 and March 31, 2023, respectively. Unrealized gain/(loss)

recognized in non-interest revenue–other, net amount to Rs.
(7,633.5)
 million and Rs.
7,160.1
 million for the
fiscal
years ended March 31, 2022 and March 31, 2023, respectively.

14. Deposits
Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2022 and March 31, 2023 were as follows:

	As of March 31,
	2022		2023		2023

	(In millions)
Interest-bearing:
Savings deposits	Rs.	5,117,372.1	Rs.	5,624,911.4	US$	68,437.9
Time deposits		8,080,607.6		10,472,547.9		127,418.8

Total interest-bearing deposits		13,197,979.7		16,097,459.3		195,856.7
Non-interest-bearing deposits		2,382,052.2		2,729,176.3		33,205.7

Total	Rs.	15,580,031.9	Rs.	18,826,635.6	US$	229,062.4

As of March 31, 2022 and March 31, 2023, time deposits of Rs. 6,186,602.3 million and Rs. 7,121,444.9 million, respectively, had a residual maturity of one year or less. The remaining deposits mature between one and ten years.
As of March 31, 2022 and March 31, 2023, time deposits in excess of Rs.
0.5
million aggregated Rs. 6,938,558.0 million and Rs. 9,127,675.3 million, respectively.

F-4
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2023, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2023
	(In millions)
Due to mature in the fiscal year ending March 31:
2024	Rs.	7,121,444.9	US$	86,646.1
2025		2,119,471.5		25,787.5
2026		518,151.5		6,304.3
2027		235,850.6		2,869.6
2028		341,065.1		4,149.7
Thereafter		136,564.3		1,661.6

Total	Rs.	10,472,547.9	US$	127,418.8

15. Short-term borrowings
Short-term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its operations. Short-term borrowings as of March 31, 2022 and March 31, 2023 were comprised of the following:

	As of March 31,
	2022		2023		2023

	(In millions)
Borrowed in the call market	Rs.	9,001.8	Rs.	14,359.5	US$	174.7
Term borrowings from institutions/banks		114,500.0		735,131.5		8,944.3
Foreign currency borrowings		430,665.8		320,695.0		3,901.9
Bills rediscounted				19,711.5		239.8

Total	Rs.	554,167.6	Rs.	1,089,897.5	US$	13,260.7

Total borrowings outstanding:
Maximum amount outstanding	Rs.	805,872.6	Rs.	1,154,282.6	US$	14,044.1
Average amount outstanding	Rs.	377,877.2	Rs.	870,879.3	US$	10,595.9
Weighted average interest rate		1.6%		4.0%		4.0%
16. Long-term debt
Long-term debt as of March 31, 2022 and March 31, 2023 was comprised of the following:

	As of March 31,
	2022		2023		2023

	(In millions)
Subordinated debt	Rs.	259,452.5	Rs.	375,060.0	US$	4,563.3
Others ( * )		1,295,854.3		1,681,587.2		20,459.8
Debt issuance cost		(973.4)		(2,210.8)		(26.9)

Total	Rs.	1,554,333.4	Rs.	2,054,436.4	US$	24,996.2

( * )
Includes securities sold under repurchase agreements amounting to Rs. 90,200.0 million with a stated interest rate of 4.0% per annum and Rs. 90,200.0 million (US$ 1,097.5 million) with stated interest rate of 4.2% per annum for the fiscal
years ended March 31, 2022 and March 31, 2023, respectively, under RBI long-term repo operation with a three-year maturity period.

F-4
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the balance of long-term debt as of March 31, 2022 and March 31, 2023 and the related contractual rates and maturity dates:

	As of
	March 31, 2022				March 31, 2023
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total

	(In millions)
Subordinated debt
Subordinated debt (other than perpetual debt)	2023-2031	7.35% to 10.20%	Rs.	89,759.4	2024-2033	7.35% to 10.20%	Rs.	248,983.8	US$	3,029.4
Perpetual debt — (1)	2023-2030	7.55% to 9.70%		93,848.2	2024-2030	7.55% to 9.40%		43,850.5		533.5
Perpetual debt — (2)	2027	3.70%		75,216.3	2027	3.70%		81,724.6		994.3
Others ( * )
Variable rate — (1)	2023-2024	1.40% to 1.80%		40,045.9	2024-2026	1.40% to 4.80%		76,405.9		929.6
Variable rate — (2)	2023-2027	4.40% to 6.90%		82,243.1	2024-2029	4.50% to 9.44%		148,813.9		1,810.6
Fixed rate — (1)	2023-2030	2.80% to 9.21%		1,173,220.5	2024-2030	2.80% to 9.81%		1,374,137.4		16,719.0
Fixed rate — (2)	—	—		—	2024	2.58%		80,520.3		979.8

Total			Rs.	1,554,333.4			Rs.	2,054,436.4	US$	24,996.2

( * )
Variable rate — (1), Perpetual debt — (2) and Fixed rate — (2) represent foreign currency debt. Variable rat
e deb
t is typically indexed to LIBOR, SOFR,
T-bill
rates, Marginal cost of funds based lending rates (“MCLR”), among others.

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2023
	(In millions)
Due in the fiscal year ending March 31:
2024	Rs.	515,282.4	US$	6,269.4
2025		231,738.2		2,819.5
2026		653,549.2		7,951.7
2027		141,079.6		1,716.5
2028		48,214.9		586.6
Thereafter		338,997.0		4,124.7

Total (1)	Rs.	1,928,861.3	US$	23,468.4

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 125,575.1 million (net of debt issuance cost).
During the
f
iscal
year ended March 31, 2023 the Bank issued subordinated debt amounting to Rs. 200,000.0 million (previous period nil) and perpetual debt amounting to Rs. 30,000.0 million (previous period Rs. 84,682.5 million). During the fiscal
year ended March 31, 2023, the Bank also raised other long-term debt amounting to Rs. 792,933.1 million (previous period Rs. 638,226.4 million).
As of March 31, 2022 and March 31, 2023, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 40,170.0 million and Rs. 157,092.6 million, respectively, and functional currency borrowings aggregating to Rs. 1,255,684.3 million
and
Rs. 1,524,494.6 million, respectively.

F-4
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Accrued expenses and other liabilities
Accrued expenses and other liabilities include the amounts set forth below:

	As of March 31,
	2022		2023		2023

	(In millions)
Bills payable	Rs.	130,937.4	Rs.	117,907.5	US$	1,434.6
Remittances in transit		91,766.3		61,927.3		753.5
Accrued expenses		58,522.2		45,684.4		555.8
Accounts payable		152,309.2		206,920.4		2,517.6
Derivatives (see note 23)		74,819.2		98,783.5		1,201.9
Lease liabilities		78,138.0		97,658.9		1,188.2
Others		94,969.2		125,471.4		1,526.6

Total	Rs.	681,461.5	Rs.	754,353.4	US$	9,178.2

The Bank amortizes annual fees on credit cards over the contractual period of the fees. The unamortized annual fees as of March 31, 2022 and March 31, 2023 were Rs. 1,257.9 million and Rs. 1,194.7 million (US$ 14.5 million), respectively.
18. Accumulated other comprehensive income
The below table presents the changes in AOCI after income tax for the fiscal years ended March 31, 2022 and March 31, 2023.

	AFS debt securities		Foreign currency translation reserve		Total

	(In millions)

Balance, March 31, 2021	Rs.	25,212.9	Rs.	1,973.4	Rs.	27,186.3
Net unrealized gain/(loss) arising during the period		(36,088.6)		1,297.5		(34,791.1)
Amounts reclassified to income		(10,187.7)		—		(10,187.7)

Balance, March 31, 2022	Rs.	(21,063.4)	Rs.	3,270.9	Rs.	(17,792.5)

	AFS debt securities		Foreign currency translation reserve		Total

	(In millions)
Balance, March 31, 2022	Rs.	(21,063.4)	Rs.	3,270.9	Rs.	(17,792.5)
Net unrealized gain/(loss) arising during the period		(52,522.8)		3,378.5		(49,144.3)
Amounts reclassified to income		(1,336.9)		—		(1,336.9)
Balance, March 31, 2023	Rs.	(74,923.1)	Rs.	6,649.4	Rs.	(68,273.7)

Balance, March 31, 2023	US$	(911.6)	US$	80.9	US$	(830.7)

F-4
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the reclassification out of AOCI by income line item and the related income tax effect for the fiscal years ended March 31, 2022 and March 31, 2023.

	As of March 31,
	2022		2023		2023

	(In millions)

AFS debt securities:
Realized (gain)/loss on sales of AFS debt securities, net	Rs.	(10,699.4)	Rs.	(1,857.5)	US$	(22.7)
Allowance on AFS debt securities		(2,915.1)		70.9		0.9

Total before income tax	Rs.	(13,614.5)	Rs.	(1,786.6)	US$	(21.8)
Income tax		3,426.8		449.7		5.5

Net of income tax	Rs.	(10,187.7)	Rs.	(1,336.9)	US$	(16.3)

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
Lending-related fees
Lending-related fees generally represent transactional fees earned from certain loan related services, guarantees and letters of credit (“LCs”).
Third-party products-related fees
Third-party products related fees consist of fees earned from distribution of third-party products such as insurance and mutual funds.
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

F-4
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the fees and commissions disaggregated by revenue source for the fiscal years ended March 31, 2021, March 31, 2022 and March 31, 2023.

	Fiscal year ended March 31,
	2021		2022		2023		2023

	(In millions)

Deposit related fees	Rs.	28,150.4	Rs.	37,415.4	Rs.	40,749.9	US$	495.8
Lending related fees		30,973.1		40,532.5		48,878.2		594.7
Third-party products related fees		35,733.0		44,216.1		54,548.9		663.7
Payments and cards business fees		50,758.2		56,170.2		72,969.0		887.8
Others		19,795.7		24,645.3		22,457.7		273.2

Fees and commissions	Rs.	165,410.4	Rs.	202,979.5	Rs.	239,603.7	US$	2,915.2

The table below presents the fees and commission disaggregated by segment for the fiscal years ended March 31, 2021, March 31, 2022 and March 31, 2023.

	Fiscal year ended March 31,
	2021		2022		2023		2023

	(In millions)
Retail Banking	Rs.	153,018.2	Rs.	182,464.1	Rs.	215,252.5	US$	2,618.9
Wholesale Banking		11,712.7		19,802.0		23,619.5		287.4
Treasury Services		679.5		713.4		731.7		8.9

Fees and commissions	Rs.	165,410.4	Rs.	202,979.5	Rs.	239,603.7	US$	2,915.2

20. Income taxes
Income tax expense is comprised of the following:

	Fiscal year ended March 31,
	2021		2022		2023		2023

	(In millions)
Current tax expense	Rs.	122,087.4	Rs.	142,446.5	Rs.	156,782.9	US$	1,907.6
Deferred tax expense/ (benefit)		(8,267.3)		(9,887.3)		12,280.9		149.4
Interest on income tax refund		—		—		(2,946.4)		(35.9)

Income tax expense	Rs.	113,820.1	Rs.	132,559.2	Rs.	166,117.4	US$	2,021.1

Income tax
expense/ (benefit
) for the
fiscal
year ended March 31, 2021 was recorded (i) in retained earnings for the income tax effect of adopting ASU 2016-13 for current expected credit losses (“CECL”) in the amount of Rs. (21,016.0) million and (ii) in other comprehensive income in the amount of Rs. (8,457.8)
million. Income tax (expense)/ benefit recorded in other comprehensive income was
Rs. 15,129.2 million and Rs. 16,980.0
million for the fiscal years ended March 31, 2022 and March 31, 2023, respectively.
Income before income tax expense and income tax expense are substantially all from
India.

F-4
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a reconciliation of income taxes at the Indian statutory income tax rate, the income tax rate of the Bank’s country of domicile, to income tax expense as reported:

	Fiscal year ended March 31,
	2021		2022		2023		2023

	(In millions)

Income before income tax expense	Rs.	439,826.5	Rs.	519,162.2	Rs.	662,381.8	US$	8,058.9
Statutory income tax rate		25.17%		25.17%		25.17%		25.17%
Expected income tax expense		110,695.5		130,662.7		166,708.3		2,028.3
Adjustments to reconcile expected income tax to actual income tax expense
Interest on income tax refund		—		—		(2,204.9)		(26.8)
Nondeductible stock-based compensation		2,668.7		3,493.1		1,645.9		20.0
Income subject to rates other than the statutory income tax rate		—		(2,347.6)		(6.8)		(0.1)
Income exempt from i ncome taxes		(62.3)		—		—		—
Others, net		518.2		751.0		(25.1)		(0.3)

Income tax expense	Rs.	113,820.1	Rs.	132,559.2	Rs.	166,117.4	US$	2,021.1

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2022		2023		2023

	(In millions)

Tax effect of:
Deductible temporary differences:
Allowance for credit losses	Rs.	79,821.5	Rs.	74,143.7	US$	902.1
Investments AFS debt securities		6,997.0		25,117.0		305.6
Lease liabilities		19,745.8		24,578.8		299.0
Employee benefits		728.1		709.9		8.6
Accrued expenses and other liabilities		3,772.1		3,939.2		47.9
Others		2,158.9		1,520.3		18.5

Deferred tax assets		113,223.4		130,008.9		1,581.7

Taxable temporary differences:
Right-of-use assets		19,745.8		24,578.8		299.0
Loans		5,024.1		7,070.1		86.0
Investments, others		3,097.2		8,304.6		101.0
Deferred tax liabilities		27,867.1		39,953.5		486.0

Net deferred tax asset/ (liability)	Rs.	85,356.3	Rs.	90,055.4	US$	1,095.7

Management believes that the realization of the recognized deferred tax assets is more likely than not and the realization is based on a combination of reversing taxable temporary differences and expectations as to future pretax income.
The total unrecognized tax benefit as of March 31, 2022 and March 31, 2023 is Rs. 46,774.3 million and Rs. 48,792.1 million, respectively. The major income tax jurisdiction for the Bank is India. The open tax years (first assessment by the tax ing
authorities) are pending from fiscal year 2019 onwards. However, appeals filed by the Bank are pending with various local tax authorities in India for earlier tax years.

F-4
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Fiscal year ended March 31,
	2022		2023		2023

	(In millions)
Opening balance	Rs.	43,048.0	Rs.	46,774.3	US$	569.1
Settlements related to prior year tax positions		(1,985.0)		—		—
Increase related to current year tax positions	Rs.	5,711.3	Rs.	2,017.8	US$	24.6

Closing balance	Rs.	46,774.3	Rs.	48,792.1	US$	593.7

The Bank’s total unrecognized tax benefits, if recognized, would reduce the income tax expense by Rs. 46,774.3 million and Rs. 48,792.1 million as of March 31, 2022 and March 31, 2023, respectively, and thereby would affect the Bank’s effective tax rate. All of the Bank’s unrecognized tax benefits are presented as unrecognized refund claims.
Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.
21. Stock-based compensation
The stock-based compensation plans of the Bank are as follows:
Employees Stock Option Scheme (“ESOP”)
The shareholders of the Bank approved in January 2000 Plan “A”, in June 2003 Plan “B”, in June 2005 Plan “C”, in June 2007 Plan “D”, in June 2010 Plan “E”, in June 2013 Plan “F” and in July 2016 Plan “G” of the Employees’ Stock Option Scheme (the “Plan”). The Bank reserved 100.0 million equity shares, with an aggregate nominal value of Rs.100.0 million, for issuance under each Plan “A”, “B” and “C”. Under Plan “D”, the Bank reserved 150.0 million equity shares with an aggregate nominal value of Rs.150.0 million. The Bank reserved 200.0 million equity shares with an aggregate nominal value of Rs. 200.0 million, for issuance under each of Plan “E”, “F” and “G”. Under the terms of each of these Plans, the Bank may issue stock options to employees and whole-time directors of the Bank, each of which is convertible into one equity share.
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
Such options vest at the discretion of the NRC. These options are exercisable for a period following vesting at the discretion of the NRC, subject to a maximum of five years, as set forth at the time of the grant. Presently, there are no stock options issued and outstanding under Plan A to Plan E.

9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On October 24, 2020, the NRC approved, under Plan G, the grant of 57,466,600 options (Scheme XXXV) to the employees of the Bank. On July 31, 2021 and November 25, 2021 the NRC approved, under Plan G, the grant of 25,390,600 options (Scheme XXXVI) and the grant of 238,000 options (Scheme XXXVII), respectively, to the employees of the Bank. During fiscal year ended March 31, 2023, the NRC approved, under Plan G, the grant of 30,480,145 options (Schemes XXXVIII to XLIV).
Restricted Stock Units (“RSUs”)
On May 14, 2022, the shareholders of the Bank approved the Employees Stock Incentive Master Scheme 2022 (“ESIS-2022”). The Bank reserved 100.0 million equity shares with an aggregate nominal value of Rs.100.0 million, for the
grant of Restricted Stock Units (“RSUs”). Grants under ESIS-2022 can be made over a period of four years from the date of approval by
the
NRC i.e., until May 13, 2026. Under the terms of ESIS-2022, the Bank may issue RSUs, each of which is convertible into one equity
share, to employees and whole
-
time directors of the Bank. ESIS-2022 provides for issuance of RSUs at a face value of Rs.1.0 at the recommendation of the NRC. Such RSUs vest at the discretion of the NRC and are exercisable for a period following the vesting at the discretion of the NRC, subject to a maximum period of four years, as
set forth at the time of the grant.
During
the
fiscal year ended March 31, 2023, the NRC approved, under ESIS-2022, the grant of 2,891,000 RSUs (scheme RSU 001 to RSU 003) to the employees of the Bank.
Modification of employee stock option schemes
During the fiscal years ended March 31, 2021, March 31, 2022 and March 31, 2023, there were no other modifications to employee stock option schemes.
Assumptions used
The fair value of employee stock option schemes has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

	Fiscal years ended March 31,
	2021	2022	2023

Dividend yield	0.61%	0.43%-0.46%	0.51%-0.97%
Expected volatility	20.13%-28.93%	21.71%-31.79%	21.97%-33.50%
Risk-free interest rate	4.63%-5.75%	4.99%-6.43%	6.14%-7.59%
Expected term (in years)	2.65-5.43	2.59-5.36	2.53-7.25
The fair value of restricted stock units has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

Fiscal year ended March 31, 2023

Dividend yield	0.47%-0.75%
Expected volatility	23.68%-35.35%
Risk-free interest rate	7.07%-7.57%
Expected term (in years)	1.0- 4.0
The Bank recognizes compensation expense related to stock based compensation plans over the requisite service period, generally based on the instruments’ grant-date fair value, reduced by expected forfeitures. Ultimately, the compensation cost for all awards that vest is recognized.

F-
50

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity and other details
Activity in the options available to be granted under the employee stock option scheme is as follows:

	Number of options available to be granted fiscal year ending March 31,
	2021	2022	2023

Options available to be granted, beginning of period	159,487,350	104,694,170	81,992,420
Equity shares allocated for grant under the plan	—	—	—
Options granted	(57,466,600)	(25,628,600)	(30,480,145)
Forfeited/lapsed	2,673,420	2,926,850	2,701,890

Options available to be granted, end of period	104,694,170	81,992,420	54,214,165

Activity in the RSUs outstanding under the various Employees’ Stock Incentive Master Scheme as of March 31, 2023:

Number of RSUs available to be granted fiscal year ending March 31, 2023

RSUs available to be granted, beginning of period	—
Equity shares allocated for grant under the scheme	100,000,000
RSUs granted	(2,891,000)
Forfeited/lapsed	—
RSUs available to be granted, end of period	97,109,000
Activity in the options outstanding under the employee stock option scheme is as follows:

	Fiscal years ended March 31,
	2021			2022			2023
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price

Options outstanding, beginning of period	142,865,602	Rs.	899.03	168,168,760	Rs.	1,063.79	158,106,016	Rs.	1,175.65
Granted	57,466,600		1,235.80	25,628,600		1,427.29	30,480,145		1,425.69
Exercised	(29,490,022)		596.85	(32,764,494)		796.52	(34,201,810)		998.73
Forfeited	(2,032,110)		1,163.29	(2,639,100)		1,231.84	(2,175,700)		1,274.53
Lapsed	(641,310)		929.57	(287,750)		870.34	(526,190)		1,033.65

Options outstanding, end of period	168,168,760	Rs.	1,063.79	158,106,016	Rs.	1,175.65	151,682,461	Rs.	1,264.86

Options exercisable, end of period	64,453,260	Rs.	834.48	65,321,116	Rs.	1,036.49	65,124,916	Rs.	1,162.96
Weighted average fair value of options granted during the year		Rs.	320.42		Rs.	415.12		Rs.	548.11
Activity in the RSUs outstanding under the various Employees’ Stock Incentive Master Scheme as at March 31, 2023:

	Fiscal years ended March 31, 2023
	Units	Weighted average exercise price

RSUs outstanding, beginning of period	—	Rs.	—
Granted	2,891,000		1.0
Exercised	—		—
Forfeited	—		—
Lapsed	—		—
RSUs outstanding, end of period	2,891,000	Rs.	1.0
RSUs exercisable, end of period	—	Rs.	—
Weighted average fair value of RSUs granted during the year		Rs.	1,382.34

F-
51

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes information about stock options outstanding as of March 31, 2023:

		As of March 31, 2023
Plan	Range of exercise price	Number of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price

Plan F	Rs. 716.60 (or US$ 8.72)	7,449,626	0.83	Rs.	716.60
Plan G	Rs. 882.85 to Rs. 1,673.10 (or US$ 10.74 to US$ 20.36)	144,232,835	2.87	Rs.	1,293.20
The following summarizes information about RSUs outstanding as of March 31, 2023:

		As of March 31, 2023
Plan	Range of exercise price	Number of shares arising out of units	Weighted average remaining life (years)	Weighted average exercise price
ESIS 2022	Rs. 1.00 (or US$ 0)	2,891,000	3.02	1.00
The intrinsic value, of options exercised during the years ended March 31, 2021, March 31, 2022 and March 31, 2023 at the grant date was nil, nil and Rs. 0.5 million and at the exercise date was Rs. 26,446.8 million, Rs. 22,077.7 million and Rs. 20,891.2 million, respectively. The aggregate intrinsic value as of the grant date and as of
March 31, 2023 attributable to options which are outstanding as on March 31, 2023 was Rs. 13.3 million (previous year Rs. 2.7 million) and Rs. 52,286.4 million (previous year Rs. 46,605.0 million), respectively. The aggregate intrinsic value as of
the grant date and as
of
March 31, 2023 attributable to options exercisable as on March 31, 2023 was Rs. 0.5 million (previous year Rs. 0.5 million) and was Rs. 29,084.2 million (previous year Rs. 28,340.0 million), respectively. Total stock compensation cost recognized for the ESOP’s
under these plans was Rs. 10,603.5 million, Rs. 13,874.5 million and Rs. 13,132.8 million during the fiscal
years ended March 31, 2021, March 31, 2022 and March 31, 2023, respectively. However, no income tax benefit is recognized with respect to the said stock compensation costs. As of March 31, 2023, there were 86,557,545 unvested options (previous year 92,784,900) with weighted average exercise price of Rs. 1,341.5 (previous year Rs. 1,273.6) and the aggregate intrinsic value at the grant date and as of
March 31, 2023 was Rs. 12.8 million (previous year Rs. 2.1 million) and Rs. 23,202.2 million (previous year Rs. 18,265.0 million), respectively. As of
March 31, 2023, the total estimated compensation cost to be recognized in future periods was Rs. 17,245.5 million. This is expected to be recognized over a weighted average period of 1.04 years.
The intrinsic value, of RSUs exercised during the
fiscal year

ended March 31, 2023 at the grant date was nil. The aggregate intrinsic value as of the grant date and as
o
f March 31, 2023 attributable to RSUs which are outstanding as on March 31, 2023 was Rs. 4,037.9 million and Rs. 4,650.3 million, respectively. The aggregate intrinsic value as
o
f the grant date and as
o
f

March 31, 2023 attributable to RSUs exercisable as on March 31, 2023 was nil and nil, respectively. Total stock compensation cost recognized for the RSUs under these plans was Rs. 881.8 million during the
f
i
s
c
a
l

year ended March 31, 2023. However, no income tax benefit is recognized with respect to the said RSUs costs. As of March 31, 2023, there were 2,891,000 unvested RSUs with weighted average exercise price of Rs. 1.0 and the aggregate intrinsic value at the grant date and as
o
f March 31, 2023 was Rs. 4,037.9 million and Rs. 4,650.3 million, respectively. As
o
f March 31, 2023, the total estimated compensation cost for the RSUs to be recognized in future periods was Rs. 2,690.6 million. This is expected to be recognized over a weighted average period of 1.21 years.

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
The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s financial statements as of March 31, 2022 and March 31, 2023:

	As of March 31,
	2022		2023		2023

	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	9,819.6	Rs.	10,688.7	US$	130.1
Service cost		1,268.0		1,398.6		17.0
Interest cost		631.2		773.4		9.4
Actuarial(gains)/ losses		(260.6)		(252.4)		(3.1)
Benefits paid		(769.5)		(1,116.7)		(13.6)

Projected benefit obligation, end of the period		10,688.7		11,491.6		139.8

Change in plan assets:
Fair value of plan assets, beginning of the period		8,344.6		10,019.3		121.9
Expected return on plan assets		574.1		668.2		8.1
Actuarial gains/(losses)		237.1		(390.0)		(4.7)

Actual return on plan assets		811.2		278.2		3.4
Employer contributions		1,633.0		1,735.3		21.1

Benefits paid		(769.5)		(1,116.7)		(13.6)

Fair value of plan assets, end of the period		10,019.3		10,916.1		132.8

Funded Status	Rs.	(669.4)	Rs.	(575.5)	US$	(7.0)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 1,824.1 million. The accumulated benefit obligation as of March 31, 2022 and March 31, 2023 was Rs. 6,914.8 million and Rs. 8,294.7 million, respectively. The vested accumulated benefit obligation as on March 31, 2022 and March 31, 2023 was Rs. 6,397.4 million and Rs. 7,519.8 million, respectively.

F-5
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gratuity cost for the years ended March 31, 2021, March 31, 2022 and March 31, 2023 was comprised of the following components:

	Fiscal years ended March 31,
	2021		2022		2023		2023

	(In millions)
Service cost	Rs.	1,107.0	Rs.	1,268.0	Rs.	1,398.6	US$	17.0
Interest cost		561.6		631.2		773.4		9.4
Expected return on plan assets		(448.4)		(574.1)		(668.2)		(8.1)
Actuarial (gains)/losses		(463.6)		(497.7)		137.6		1.6

Net gratuity cost	Rs.	756.6	Rs.	827.4	Rs.	1,641.4	US$	19.9

The assumptions used in accounting for the gratuity plan are set out below:

Fiscal years ended March 31,
	2021	2022	2023

(% per annum)
Discount rate ( * )	4.4-7.0	5.1-7.3	5.1-7.9
Rate of increase in compensation levels of covered employees	5.0-9.0	6.0-11.0	6.0-11.0
Rate of return on plan assets	4.4-7.0	5.1-7.0	5.1-7.2
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table

( * )	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.

The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.
The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Fiscal years ending March 31,	Benefit payments
	(In millions)

2024	Rs.	1,638.6
2025		1,352.0
2026		1,108.3
2027		966.1
2028		1,024.9
2029 - 2033		3,919.2
The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2023.

F-5
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies, and, in respect of certain employees
,
the funds are invested by the trust set up for said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As of March 31, 2023, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2023
	Funds managed by insurance company (1) ( * )	Funds managed by insurance company (2) ( * )	Funds managed by trust

Government securities	81.3%	32.4%	26.1%
Debenture and bonds	9.7%	17.2%	24.5%
Equity securities	8.9%	43.9%	—
Other	0.1%	6.5%	49.4%

Total	100.0%	100.0%	100.0%

( * )	The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2023 are provided separately.
Pension
In respect of pensions payable to certain erstwhile CBoP employees, which are payable pursuant to a defined benefit scheme, the Bank contributes 10% of basic salary to a pension fund set up by the Bank and administered by the board of trustees, and the balance amount is provided based on an actuarial valuation at the balance sheet date conducted by an independent actuary. In respect of employees who have moved to a cost to company (“CTC”) driven compensation structure and have completed services up to 15 years as on the date of movement to a CTC driven compensation structure, any contribution made until such date, and any additional one-time contribution made for employees (who have completed more than 10 years but less than 15 years) stand frozen and will be converted into an annuity on separation after a lock-in-period of two years. Hence, for this category of employees, liability stands frozen and no additional provision is required except for interest, if any. In respect of employees who accepted the offer and have completed services for more than 15 years, the pension would be paid based on the employee’s salary as of the date of movement to a CTC driven compensation structure and a provision is made based on an actuarial valuation at the balance sheet date conducted by an independent actuary.

F-5
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s financial statements as of March 31, 2022 and March 31, 2023:

	As of March 31,
	2022		2023		2023

	(In millions)

Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	862.0	Rs.	840.9	US$	10.3
Plan amendment (prior service cost)		76.9		—		—
Service cost		16.1		18.5		0.2
Interest cost		55.8		57.3		0.7
Actuarial (gains)/losses		34.4		221.4		2.7
Benefits paid		(204.3)		(120.1)		(1.5)

Projected benefit obligation, end of the period		840.9		1018.0		12.4

Change in plan assets:
Fair value of plan assets, beginning of the period		3.3		8.7		0.1
Expected return on plan assets		0.4		0.4		—
Actuarial gains/(losses)		2.3		2.2		—

Actual return on plan assets		2.7		2.6		—
Employer contributions		207.0		111.8		1.5
Benefits paid		(204.3)		(120.1)		(1.5)

Fair value of plan assets, end of the period		8.7		3.0		0.1

Funded Status	Rs.	(832.2)	Rs.	(1,015.0)	US$	(12.3)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs. 229.5 million. The accumulated benefit obligation as of March 31, 2022 and March 31, 2023 was Rs. 354.6 million and Rs. 528.6 million, respectively. The vested accumulated benefit obligation as of March 31, 2022 and March 31, 2023 was Rs. 353.8 million and Rs. 527.5 million, respectively.
Net pension cost for the fiscal years ended March 31, 2021, March 31, 2022 and March 31, 2023 was comprised of the following components:

	As of March 31,
	2021		2022		2023		2023

	(In millions)
Service cost	Rs.	14.6	Rs.	93.0	Rs.	18.5	US$	0.2
Interest cost		37.7		55.8		57.3		0.7
Expected return on plan assets		(3.2)		(0.4)		(0.4)		—
Actuarial (gains)/losses		329.6		32.1		219.2		2.7

Net pension cost	Rs.	378.7	Rs.	180.5	Rs.	294.6	US$	3.6

F-5
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2021	2022	2023

	(% per annum)
Discount rate ( * )	7.0	7.3	7.9
Rate of increase in compensation levels of covered employees	7.0	7.0	10.0
Rate of return on plan assets	6.5	6.5	6.5
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table.

( * )	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.
The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Fiscal years ending March 31,	Benefit payments
(In millions)

2024	Rs. 110.7
2025	103.7
2026	77.8
2027	86.7
2028	92.9
2029-2033	766.6
The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2023.
The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities and other corporate bonds. The weighted-average asset allocation of said plan assets for the pension benefits as of March 31, 2023 is as follows:

Asset category	Funds managed by trust
Government securities	90.1%
Debenture and bonds	9.9%
Other	—

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 30—Fair value measurements.

F-5
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2022 and March 31, 2023 are summarized in the table below.

	As of March 31, 2022						As of March 31, 2023
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3

	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	779.8	Rs.	—	Rs.	—	Rs.	864.5
Funds managed by insurance company (2)		—		9,016.0		—		—		9,829.4		—
Funds managed by trust
— Government securities		—		68.1		—		—		60.8		—
— Debenture and bonds		—		53.0		—		—		54.8		—
— Others		111.1		—		—		109.6		—		—

Total	Rs.	111.1	Rs.	9,137.1	Rs.	779.8	Rs.	109.6	Rs.	9,945.0	Rs.	864.5

							US$	1.3	US$	121.0	US$	10.5

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2022 and March 31, 2023.

	Funds managed by Insurance companies as of March 31,
	2022		2023		2023

	(In millions)
Particulars
Opening balance	Rs.	664.1	Rs.	779.8	US$	9.5
Realized interest credited to fund		48.1		54.8		0.7
Contribution during the period		131.1		148.6		1.8
Amount paid towards claim		(63.5)		(118.7)		(1.5)

Closing balance	Rs.	779.8	Rs.	864.5	US$	10.5

Superannuation
Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of CBoP) to the insurance companies in India, which administers the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank incurred Rs. 1,513.7 million, Rs. 1,795.3 million and Rs. 2,322.0 million towards superannuation expense for the fiscal
years ended March 31, 2021, March 31, 2022 and March 31, 2023, respectively.

F-5
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provident fund
In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that, out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 0.015 million, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government-specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 5,429.6 million, Rs. 6,844.7 million and Rs. 8,238.2 million to the Provident Fund Trust and Regional Provident Fund Commissioner for the
fiscal
years ended March 31, 2021, March 31, 2022 and March 31, 2023, respectively.
National Pension Scheme
In respect of employees who opt for contribution to the National Pension Scheme, the Bank contributes a certain percentage of the basic salary of employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Bank has no liability other than its contribution, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 57.2 million and Rs. 78.0 million to the National Pension Scheme for the fiscal years ended March 31, 2022 and March 31, 2023, respectively.
Compensated absences
The Bank has provided for unutilized leave balances as on March 31, 2023 standing to the credit of each employee on an actuarial valuation conducted by an independent actuary.
23. Financial instruments
Foreign exchange and derivative contracts
The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.
Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating rate interest cash flows. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined as the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.
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
The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2022 and March 31, 2023, together with the fair value on each reporting date.

	As of March 31, 2022
	Notional		Gross Assets		Gross Liabilities		Net Fair Value

	(In millions)
Interest rate derivatives	Rs.	5,142,612.3	Rs.	28,564.1	Rs.	27,644.4	Rs.	919.7
Forward rate agreements		50,610.7		1,574.1		14.8		1,559.3
Currency options		434,371.3		1,845.1		2,439.5		(594.4)
Currency swaps		308,757.4		10,463.6		4,312.3		6,151.3
Forward exchange contracts		6,551,871.8		37,755.4		40,408.2		(2,652.8)

Total	Rs.	12,488,223.5	Rs.	80,202.3	Rs.	74,819.2	Rs.	5,383.1

	As of March 31, 2023
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value

	(In millions)
Interest rate derivatives	Rs.	5,974,019.2	Rs.	41,148.2	Rs.	36,627.4	Rs.	4,520.8	US$	72,685.5	US$	55.0
Forward rate agreements		140,693.0		1,848.4		541.4		1,307.0		1,711.8		15.9
Currency options		257,641.1		1,402.4		1,578.3		(175.9)		3,134.7		(2.1)
Currency swaps		372,114.3		21,753.7		7,213.4		14,540.3		4,527.5		176.9
Forward exchange contracts		9,052,221.4		55,596.7		52,823.0		2,773.7		110,137.7		33.7

Total	Rs.	15,796,689.0	Rs.	121,749.4	Rs.	98,783.5	Rs.	22,965.9	US$	192,197.2	US$	279.4

The Bank has not designated the above contracts as accounting hedges and, accordingly, the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in “other assets” and “accrued expenses and other liabilities”, respectively.
The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net– Derivatives for the fiscal years ended March 31,
	2021		2022		2023		2023

	(In millions)

Interest rate derivatives	Rs.	773.9	Rs.	3,207.7	Rs.	5,921.5	US$	72.0
Forward rate agreements		205.9		1,374.1		(2.0)		—
Currency options		1,191.1		167.3		1,200.3		14.6
Currency swaps		(3,309.2)		(1,682.0)		1,609.1		19.6
Forward exchange contracts		(2,114.7)		(1,645.1)		6,637.2		80.8

Total gains/(losses)	Rs.	(3,253.0)	Rs.	1,422.0	Rs.	15,366.1	US$	187.0

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

F-
60

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank enters into International Swaps and Derivatives Association, Inc. (“ISDA”) master netting agreements or similar agreements with substantially all of the Bank’s foreign exchange and derivative contract counterparties. These master netting agreements, give the Bank, in the event of default by the counterparty, the right to liquidate collaterals held or placed and to offset receivables and payables with the same counterparty. In the table below, the Bank has presented the gross derivative assets and liabilities adjusted for the effects of master netting agreements and collaterals received or pledged.
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

	As of March 31, 2022
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset

	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount

	(In millions)
Financial assets
Derivative assets	Rs.	80,202.3	Rs.	—	Rs.	80,202.3	Rs.	48,942.8	Rs.	8,022.9	Rs.	23,236.6
Securities purchased under agreements to resell		373,053.3		—		373,053.3		—		373,053.3		—
Financial liabilities
Derivative liabilities	Rs.	74,819.2	Rs.	—	Rs.	74,819.2	Rs.	48,942.8	Rs.	1,697.2	Rs.	24,179.2
Securities sold under repurchase agreements		151,844.9		—		151,844.9		—		151,844.9		—
Long-term debt		90,200.0		—		90,200.0		—		90,200.0		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

	As of March 31, 2023
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset

	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount		Net amount

	(In millions)
Financial assets
Derivative assets	Rs.	121,749.4	Rs.	—	Rs.	121,749.4	Rs.	73,045.2	Rs.	19,402.2	Rs.	29,302.0	US$	356.5
Securities purchased under agreements to resell		455,275.4		—		455,275.4		—		455,275.4		—		—
Financial liabilities
Derivative liabilities	Rs.	98,783.5	Rs.	—	Rs.	98,783.5	Rs.	73,045.2	Rs.	5,084.6	Rs.	20,653.7	US$	251.3
Securities sold under repurchase agreements		—		—		—		—		—		—		—
Long Term debt		90,200.0		—		90,200.0		—		90,200.0		—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

F-
61

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees
As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on a case-by-case basis as may be assessed by the Bank. The remaining tenure of guarantees issued by the Bank and outstanding ranges from one day to 24.7 years.
The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.
In accordance with FASB ASC 460-10, the Bank has recognized a liability of Rs. 5,760.7 million as of March 31, 2022 and of Rs. 7,041.8 million as
o
f March 31, 2023, in respect of guarantees issued or modified.
Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2022		2023		2023

	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	422,406.2	Rs.	494,191.3	US$	6,012.8
Performance guarantees		417,227.2		519,953.0		6,326.2
Documentary credits		615,639.6		614,555.5		7,477.3

Total	Rs.	1,455,273.0	Rs.	1,628,699.8	US$	19,816.3

Estimated fair value:
Guarantees	Rs.	(5,760.7)	Rs.	(7,041.8)	US$	(85.7)
Documentary credits		(822.8)		(869.3)		(10.6)

Total	Rs.	(6,583.5)	Rs.	(7,911.1)	US$	(96.3)

As part of its risk management activities, the Bank continuously monitors the creditworthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 182.0 billion and Rs. 222.0 billion as of March 31, 2022 and March 31, 2023, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.
Undrawn commitments
The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 730.9 billion and Rs. 372.3 billion (US$ 4.5 billion) as of March 31, 2022 and March 31, 2023, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 5,528.4 billion and Rs. 7,273.0 billion (US$ 88.5 billion) as of March 31, 2022 and March 31, 2023, respectively.
The allowance for credit losses included in accrued expenses and other liabilities on off-balance sheet credit exposures and undrawn commitments is as follows:

	As of March 31 ,
	2022	2023	2023

	(In millions)
Allowance for credit losses, beginning of the period	Rs. 5,581.5	Rs. 6,087.6	US$	74.1
Provision for credit exposures	506.1	(268.9)		(3.3)

Allowance for credit losses, end of the period	Rs. 6,087.6	Rs. 5,818.7	US$	70.8

F-6
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. Estimated fair value of financial instruments
The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2022 and March 31, 2023, respectively. The estimated fair value amounts as of March 31, 2022 and March 31, 2023 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair value of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.
A comparison of the fair value and carrying value of financial instruments is set out below:

	As of
	March 31, 2022							March 31, 2023
		Estimated fair value							Estimated fair value
	Carrying value	Level 1	Level 2		Level 3		Total	Carrying value	Level 1	Level 2		Level 3		Total	Carrying value		Estimated fair value

							(In millions)
Financial Assets:
Cash and due from banks, and restricted cash	Rs. 1,122,031.1	Rs. 1,122,031.1	Rs.	—	Rs.	—	Rs. 1,122,031.1	Rs. 1,387,395.2	Rs. 1,387,395.2	Rs.	—	Rs.	—	Rs. 1,387,395.2	US$	16,880.3	US$	16,880.3
Investments held for trading	53,199.5	304.1		52,895.4		—	53,199.5	135,831.1	184.1		135,647.0		—	135,831.1		1,652.6		1,652.6
Investments available for sale debt securities	4,388,563.1	174,680.3		4,069,988.1		143,894.7	4,388,563.1	4,878,844.0	507,504.1		4,222,904.3		148,435.6	4,878,844.0		59,360.6		59,360.6
Securities purchased under agreements to resell	373,053.3	—		373,053.3		—	373,053.3	455,275.4	—		455,275.4		—	455,275.4		5,539.3		5,539.3
Loans	14,036,872.2	—		3,311,277.1		10,976,971.8	14,288,248.9	17,052,927.9	—		4,138,188.7		13,027,096.1	17,165,284.8		207,481.7		208,848.8
Accrued interest receivable	134,467.7	—		134,467.7		—	134,467.7	186,091.2	—		186,091.2		—	186,091.2		2,264.2		2,264.2
Other assets	686,475.6	3,889.8		680,762.1		—	684,651.9	1,292,086.7	3,313.7		1,286,529.0		—	1,289,842.7		15,720.7		15,693.4
Financial Liabilities :
Interest-bearing deposits	13,197,979.7	—		13,240,403.7		—	13,240,403.7	16,097,459.3	—		16,102,822.0		—	16,102,822.0		195,856.7		195,921.9
Non-interest-bearing deposits	2,382,052.2	—		2,382,052.2		—	2,382,052.2	2,729,176.3	—		2,729,176.3		—	2,729,176.3		33,205.7		33,205.7
Securities sold under repurchase agreements	151,844.9	—		151,844.9		—	151,844.9	—	—		—		—	—		—		—
Short-term borrowings	554,167.6	—		552,737.9		—	552,737.9	1,089,897.5	—		1,088,380.5		—	1,088,380.5		13,260.7		13,242.2
Accrued interest payable	82,412.8	—		82,412.8		—	82,412.8	112,463.2	—		112,463.2		—	112,463.2		1,368.3		1,368.3
Long-term debt	1,554,333.4	—		1,554,540.2		—	1,554,540.2	2,054,436.4	—		2,045,541.9		—	2,045,541.9		24,996.2		24,888.0
Accrued expenses and other liabilities	499,905.7	—		499,905.7		—	499,905.7	567,643.6	—		567,643.6		—	567,643.6		6,906.5		6,906.5

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

F-6
4

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized segment information for the fiscal years ended March 31, 2021, March 31, 2022 and March 31, 2023:

	Fiscal year ended March 31,
	2021								2022
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total

	(In millions)
Net interest income/ (expense) (external)	Rs.	361,343.5	Rs.	278,431.0	Rs.	43,912.0	Rs.	683,686.5	Rs.	418,823.0	Rs.	297,694.0	Rs.	32,322.5	Rs.	748,839.5
Net interest income/ (expense) (internal)		176,420.0		(143,863.7)		(32,556.3)		—		141,001.2		(113,339.0)		(27,662.2)		—
Net interest revenue		537,763.5		134,567.3		11,355.7		683,686.5		559,824.2		184,355.0		4,660.3		748,839.5
Less: Provision for credit losses		145,822.0		8,411.4		—		154,233.4		122,622.6		4,356.9		—		126,979.5

Net interest revenue, after provision for credit losses		391,941.5		126,155.9		11,355.7		529,453.1		437,201.6		179,998.1		4,660.3		621,860.0
Non-interest revenue		175,447.7		72,420.1		5,107.9		252,975.7		203,468.5		55,813.2		11,292.5		270,574.2
Non-interest expense		(306,461.1)		(34,238.4)		(1,902.8)		(342,602.3)		(345,321.5)		(25,544.1)		(2,406.4)		(373,272.0)

Income before income tax	Rs.	260,928.1	Rs.	164,337.6	Rs.	14,560.8	Rs.	439,826.5	Rs.	295,348.6	Rs.	210,267.2	Rs.	13,546.4	Rs.	519,162.2

Income tax expense							Rs.	113,820.1							Rs.	132,559.2

Segment assets:
Segment total assets	Rs.	9,356,987.2	Rs.	7,011,959.9	Rs.	1,610,834.9	Rs.	17,979,782.0	Rs.	11,384,802.9	Rs.	8,106,671.0	Rs.	1,622,231.6	Rs.	21,113,705.5

	Fiscal year ended March 31,
	2023
	Retail Banking		Wholesale Banking		Treasury Services		Total		Total

	(In millions)
Net interest income/(expense) (external)	Rs.	474,489.5	Rs.	367,857.6	Rs.	71,641.4	Rs.	913,988.5	US$	11,120.5
Net interest income/(expense) (internal)		168,806.2		(116,903.5)		(51,902.7)		—		—
Net interest revenue		643,295.7		250,954.1		19,738.7		913,988.5		11,120.5
Less: Provision for credit losses		86,920.2		(12,706.4)		—		74,213.8		903.0

Net interest revenue, after provision for credit losses		556,375.5		263,660.5		19,738.7		839,774.7		10,217.5
Non-interest revenue		252,576.6		42,286.9		(3,477.0)		291,386.5		3,545.1
Non-interest expense		(432,689.9)		(34,261.7)		(1,827.8)		(468,779.4)		(5,703.7)

Income before income tax	Rs.	376,262.2	Rs.	271,685.7	Rs.	14,433.9	Rs.	662,381.8	US$	8,058.9

Income tax expense							Rs.	166,117.4	US$	2,021.1

Segment assets:
Segment total assets	Rs.	13,599,750.2	Rs.	9,274,409.1	Rs.	2,881,464.7	Rs.	25,755,624.0	US$	313,366.9

F-6
5

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. Commitments and contingencies
Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 23) are as follows:
Capital commitments
The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2022 and March 31, 2023 aggregated Rs. 21,115.5 million and Rs. 25,666.0 million, respectively.
Contingencies
The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which primarily include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of
March 31, 2023 amounted to Rs. 9,456.9 million (previous year Rs. 9,226.0 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.
Lease commitments
The Bank is party to operating leases for certain of its office premises and employee residences, with a renewal at the option of the Bank. Operating lease right-of-use assets and lease liabilities were as follows:

	As of March 31,
	2022		2023		2023

			(In millions)

Right-of-use assets	Rs.	71,572.2	Rs.	89,989.3	US$	1,094.9
Lease liabilities		78,138.0		97,658.9		1,188.2
The total lease expenses were as follows:

	As of March 31,
	2021		2022		2023		2023

	(In millions)
The total minimum lease expense during the year recognized in the consolidated statement of income	Rs.	14,244.4	Rs.	13,866.6	Rs.	17,591.4	US$	214.0
The total operating cash flow for operating lease expenses during the fiscal years
ended March 31, 2022 and March 31, 2023 was Rs. 14,295.7 million and Rs. 16,164.9 million (US$ 196.7 million), respectively.

F-6
6

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments as of March 31, 2023 were as follows:

Due in fiscal year ending March 31:	Operating leases
	(In millions, except for weighted averages)
2024	Rs.	15,081.4	US$	183.5
2025		14,631.0		178.0
2026		14,527.2		176.8
2027		14,041.9		170.8
2028		13,236.8		161.1
Thereafter		71,890.1		874.7

Total lease payments	Rs.	143,408.4	US$	1,744.9
Less: imputed interest		45,749.5		556.6

Total operating lease liabilities		97,658.9		1,188.2

Weighted average remaining lease term (in years)		9.9		9.9
Weighted average discount rate		7.1%		7.1%
The Bank enters into lease agreements to obtain the right-of-use assets for its business operations, substantially all of which are premises. Lease liabilities and right-of-use assets are recognized when the Bank enters into operating leases and represent obligations and rights to use these assets over the period of the leases and are re-measured for modifications. Operating lease liabilities include fixed payments for the contractual duration of the lease, adjusted for renewals or terminations. The lease agreements entered into by the Bank do not include any material residual value guarantees and material restrictive covenants. The lease payments are discounted using a rate determined when the lease is recognized. In general, the Bank does not know the discount rate implicit in the lease, and so the Bank estimates a discount rate that the Bank believes approximates a collateralized borrowing rate for the estimated duration of the lease term. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the incremental borrowing rate. Right-of-use assets are reported in other assets on the consolidated balance sheet and related lease liabilities are reported in accrued expenses and other liabilities. The amortization of operating lease right-of-use assets and the accretion of operating lease liabilities are reported together as fixed lease expenses and are included in non-interest expense- premises and equipment. The lease expense is recognized on a straight-line basis over the life of the lease. The lease agreements entered into by the Bank generally have renewal and escalation clauses. These agreements also in general permit the Bank to terminate the lease arrangement within a certain period of notice of termination. The Bank does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that it will exercise them. The Bank has elected to exclude leases with terms of less than one year from the operating lease right-of-use assets and lease liabilities. The related short-term lease expense is included in non-interest expense- premises and equipment. The Bank accounted for lease-related concessions obtained as a result of the COVID-19 pandemic in accordance with guidance in Topic 842. As of March 31, 2023, the Bank had additional undiscounted operating lease commitments of Rs. 845.5 million, predominantly for premises, with leases which have not yet commenced. These leases are expected to commence

by April 202
3
 and have lease terms ranging from 9 to 21 years.

F-6
7

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reward points
The movement in provision for credit card and debit card reward points as of March 31, 2022 and March 31, 2023 is as follows:

	As of March 31,
	2022		2023		2023

	(In millions)
Opening provision of reward points	Rs.	6,387.9	Rs.	6,359.1	US$	77.4
Provision made during the year		4,651.3		5,537.3		67.4
Utilization/write back of provision		(4,137.7)		(4,901.3)		(59.6)
Effect of change in rate of accrual of reward points		(542.4)		(31.9)		(0.4)

Closing provision of reward points	Rs.	6,359.1	Rs.	6,963.2	US$	84.8

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
Balances payable to related parties are as follows:

	As of March 31,
	2022						2023
	Principal owner		Others		Total		Principal owner		Others		Total		Total

	(In millions)
Balances in non-interest-bearing deposits	Rs.	20,695.1	Rs.	6,273.0	Rs.	26,968.1	Rs.	25,637.8	Rs.	8,715.1	Rs.	34,352.9	US$	418.0
Balances in interest-bearing deposits		6,719.8		875.0		7,594.8		1,755.1		1,611.9		3,367.0		41.0
Accrued expenses and other liabilities		641.4		—		641.4		773.5		—		773.5		9.4

Total	Rs.	28,056.3	Rs.	7,148.0	Rs.	35,204.3	Rs.	28,166.4	Rs.	10,327.0	Rs.	38,493.4	US$	468.4

F-6
8

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balances receivable from related parties are as follows:

	As of March 31,
	2022						2023
	Principal owner		Others		Total		Principal owner		Others		Total		Total

	(In millions)
Loans	Rs.	—	Rs.	7.4	Rs.	7.4	Rs.	—	Rs.	7.5	Rs.	7.5	US$	0.1
Other assets		656.5		1,498.7		2,155.2		748.0		2,167.3		2,915.3		35.5

Total	Rs.	656.5	Rs.	1,506.1	Rs.	2,162.6	Rs.	748.0	Rs.	2,174.8	Rs.	2,922.8	US$	35.6

Purchase of property and equipment from related parties for the fiscal
years ended March 31, 2022 and 2023 were nil. Purchase and sale of investments from Others for the fiscal
year ended March 31, 2023 were Rs. 256.8 million (previous year Rs. 2,006.2 million) and Rs. 20,447.7 million (previous year Rs. 28,877.9 million), respectively. Investments of Others in the Bank’s subordinated debt for the fiscal
year ended March 31, 2023 were Rs. 7,850.0 million (previous year Rs. 3,700.0 million).
Included in the determination of net income are the following significant transactions with related parties:

	Fiscal year ended March 31,
	2021						2022						2023
	Principal owner		Others		Total		Principal owner		Others		Total		Principal owner		Others		Total		Total

	(In millions)
Non-interest revenue-Fees and commissions	Rs.	3,246.5	Rs.	19,801.6	Rs.	23,048.1	Rs.	4,639.3	Rs.	22,939.5	Rs.	27578.8	Rs.	5,888.2	Rs.	26,766.6	Rs.	32,654.8	US$	397.3
Interest and Dividend revenue		—		552.5		552.5		—		0.1		0.1		—		0.1		0.1		—
Interest expense-Deposits		(108.0)		(171.3)		(279.3)		(204.3)		(82.2)		(286.5)		(95.3)		(606.1)		(701.4)		(8.5)
Non-interest expense-Administrative and other		(5,874.4)		(2,856.3)		(8,730.7)		(7,182.4)		(4,558.9)		(11,741.3)		(8,631.1)		(5,524.8)		(14,155.9)		(172.2)
Non-interest expense-Premises and equipment		(24.3)		(5.2)		(29.5)		(19.2)		—		(19.2)		(15.6)		—		(15.6)		(0.2)
Other transactions with the Bank’s principal owner are as follows:
During the
fiscal
years ended March 31, 2022 and March 31, 2023, the Bank purchased loans from the principal owner aggregating Rs. 282,052.4 million and Rs. 369,101.3 million, respectively. Dividends paid to the principal owner during the fiscal
years ended March 31, 2022 and March 31, 2023 were Rs. 5,620.0 and Rs. 13,401.5 million, respectively. The Bank also enters into foreign exchange and derivative transactions with its principal owner. The notional principal amount and the mark-to-market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2023 was Rs. 94,451.2 million (previous year Rs. 111,787.1 million) and Rs. 2,081.2 million (previous year Rs. 1,101.1 million), respectively. During the fiscal
year ended March 31, 2023, the Bank issued Guarantees on behalf of its Principal owner and Others for Rs. 3.5 million (previous year Rs. 3.9 million) and for Rs.  5.1 million (previous year Rs. 28.0 million), respectively.
For contributions made to provident funds and pension funds set up by the Bank, see note 22—Retirement benefits.

9

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28. Earnings per equity share
A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOP with average outstanding balance of 73,917,840, 19,064,987 and 49,152,741 were excluded from the calculation of diluted earnings per share for the years ended March 31, 2021, March 31, 2022 and March 31, 2023, respectively, as these were anti-dilutive.

	As of March 31,
	2021	2022	2023
Weighted average number of equity shares used in computing basic earnings per equity share	5,499,587,357	5,533,113,800	5,565,620,562
Effect of potential equity shares for stock options outstanding	23,890,989	30,366,023	21,552,766

Weighted average number of equity shares used in computing diluted earnings per equity share	5,523,478,346	5,563,479,823	5,587,173,328

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2021		2022		2023		2023
Basic earnings per share	Rs.	59.27	Rs.	69.76	Rs.	89.02	US$	1.08
Effect of potential equity shares for stock options outstanding		0.25		0.38		0.34		0.01

Diluted earnings per share	Rs.	59.02	Rs.	69.38	Rs.	88.68	US$	1.07

Basic earnings per ADS	Rs.	177.81	Rs.	209.28	Rs.	267.06	US$	3.24
Effect of potential equity shares for stock options outstanding		0.75		1.14		1.02		0.03

Diluted earnings per ADS	Rs.	177.06	Rs.	208.14	Rs.	266.04	US$	3.21

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
As per the RBI guidelines, the dividend payout cannot exceed 35% of net income as calculated under Indian GAAP.

Accordingly, the net income reported in these financial statements may not be fully distributable in that year. Dividends declared for the fiscal years ended March 31, 2021 and March 31, 2022 were Rs.
6.5
 per equity share and Rs.
15.5
per equity share, respectively. On April 22, 2021, the RBI, in a notification, directed the banks to restrict dividend payouts for Fiscal 2021 to
50
% determined in terms of RBI regulations to conserve capital and stay resilient amid the COVID-19 crisis. Accordingly, the Bank has paid a dividend of Rs.
6.5
 per equity share for the fiscal year ended March 31, 2021.
29. Subsidiaries
HDB Financial Services Limited (“HDBFSL”) is a non-deposit taking non-banking finance company and a subsidiary of the Bank. As of
March 31, 2023, HDFC Bank Ltd. and its subsidiaries effectively hold 95.4% (previous year 95.5%)
 equity interest.
 The financial statements of HDBFSL are consolidated.
HDFC Securities Ltd. (“HSL”) offers trading facilities in a range of equity, fixed income and derivative products to its clients. As of
March 31, 2023 the Bank
and its subsidiaries effectively hold
95.8% (previous year 96.2%) equity interest. The financial statements of HSL are consolidated.

F-
70

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. Fair value measurement
FASB ASC 820 Fair Value Measures and Disclosures defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

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
The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value. For Level 1 instruments
,
the valuation is based upon the unadjusted quoted prices of identical instruments traded in active markets. For Level 2 instruments, where such quoted market prices are not available, the valuation is based upon the quoted prices for similar instruments in active markets, the quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from standard valuation methodologies or internally developed models that primarily use certain inputs such as interest rates, yield curves, volatilities and credit spreads, which are available from public sources such as Reuters, Bloomberg and the Fixed Income Money Markets and Derivatives Association of India. The valuation methodology primarily includes discounted cash flow techniques. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The valuation of Level 3 instruments is based on valuation techniques or models which use significant market unobservable inputs or assumptions.
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
Financial assets and financial liabilities measured at fair value on a recurring basis:
AFS debt securities: AFS debt securities are carried at fair value. Such fair values were based on quoted market prices, where available. If quoted market prices did not exist, fair values were estimated using the market yield on the balance period to maturity on similar instruments and similar credit risks. The fair value of asset-backed and mortgage-backed securities is estimated based on revised estimated cash flows at each balance sheet date, discounted at current market pricing for transactions with similar risk. A reduction in the estimated cash flows of these instruments will adversely impact the value of these securities. A change in the timing of these estimated cash flows will also impact the value of these securities.
Trading securities: Trading securities are carried at fair value based on quoted market prices or market observable inputs.
Held to maturity securities: There were no HTM securities as of March 31, 2022 and March 31, 2023.

F-
71

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2022, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	53,199.5	Rs.	304.1	Rs.	52,895.4	Rs.	—
Securities available-for-sale		4,388,563.1		174,680.3		4,069,988.1		143,894.7
Equity securities ( * )		12,070.8		3,889.8		8,181.0		—

Total	Rs.	4,453,833.4	Rs.	178,874.2	Rs.	4,131,064.5	Rs.	143,894.7

( * )	Equity securities classified within other assets.
The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2023, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Trading account securities	Rs.	135,831.1	Rs.	184.1	Rs.	135,647.0	Rs.	—
Securities available-for-sale		4,878,844.0		507,504.1		4,222,904.3		148,435.6
Equity securities ( * )		19,462.6		3,313.7		16,148.9		—
Total	Rs.	5,034,137.7	Rs.	511,001.9	Rs.	4,374,700.2	Rs.	148,435.6

Total	US$	61,250.0	US$	6,217.3	US$	53,226.7	US$	1,806.0

( * )	Equity securities classified within other assets.
The following table summarizes certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the fiscal years ended March 31, 2022 and March 31, 2023:

Particulars	As of March 31, 2022
	(In millions)
Beginning balance at April 1, 2021	Rs.	161,163.9
Total gains or losses (realized/ unrealized)
— Included in net income		—
— Included in other comprehensive income		(2,841.2)
Purchases/additions		77,995.6
Sales		—
Issuances		—
Settlements		(92,423.6)
Transfers into Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2022	Rs.	143,894.7

Total amount of gains/ (losses) included in net income attributable to change in unrealized gains/ (losses) relating to assets still held at reporting date	Rs	—

Change in unrealized gains/ losses for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	(3,055.8)

F-7
2

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Particulars	As of March 31, 2023
	(In millions)
Beginning balance at April 1, 2022	Rs.	143,894.7
Total gains or losses (realized/unrealized)
— Included in net income		—
— Included in other comprehensive income		(2,776.3)
Purchases/additions		110,969.4
Sales		—
Issuances		—
Settlements		(103,652.2)
Transfers into Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2023	Rs.	148,435.6

Total amount of gains/ (losses) included in net income attributable to change in unrealized gains/ (losses) relating to assets still held at reporting date	Rs	—

Change in unrealized gains/ (losses) for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	(1,867.6)

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
The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2023, segregated by the level of valuation inputs within the fair value hierarchy:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)

	(In millions)
Derivative assets	Rs.	121,749.4	Rs.	—	Rs.	121,749.4	Rs.	—
Derivative liabilities	Rs.	98,783.5	Rs.	—	Rs.	98,783.5	Rs.	—

F-7
3

HDFC BANK LIMITED AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31. Risk and uncertainties
a) The COVID-19 pandemic affected the world economy over the previous more than two years. The extent to which any new wave of
COVID-19
or another contagious disease or pandemic will impact the Bank’s results will depend on ongoing as well as future developments, including, among other things, any new information concerning the severity of the COVID-19 pandemic or another contagious disease or pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.
b) On September 3, 2020, a securities class action lawsuit was filed against the Bank and certain of its current and former directors in the United States District Court for the Eastern District of New York (the “Court”). As amended, the complaint alleged that the Bank, its former managing director, Mr. Aditya Puri, and the present managing director and CEO, Mr. Sashidhar Jagdishan, made materially false and misleading statements regarding certain aspects of the Bank’s business and compliance policies, which the complaint alleged resulted in the Bank’s ADS price declining on July 13, 2020, thereby allegedly causing damage to the Bank’s investors. On June 7, 2023, the Court dismissed the lawsuit with prejudice, whereby the plaintiffs cannot refile the same claim before the Court. Accordingly, no liability has been recorded in the Bank’s consolidated financial statements.
c) The Bank continues to monitor the developments in the ongoing war between Russia and Ukraine which complicates the geopolitical landscape. The United States, the United Kingdom and the European Union have expanded sanctions significantly against Russia which could impact global markets and thus the Bank and its customers. The Bank seeks to manage the associated impacts on its customers and business.
32. Subsequent events
a) In its meeting held on April 4, 2022, the Board of Directors of the Bank approved a composite scheme of amalgamation (the “Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into HDFC Bank (the “Proposed Transaction”). The share exchange ratio shall be 42 equity shares of HDFC Bank (each having a face value of Rs. 1.0) for every

25

equity shares of HDFC Limited (each having a face value of Rs. 2.0).
Following the Board meeting held on April 4, 2022, the parties to the Scheme filed a company scheme application with the National Company Law Tribunal, Mumbai Bench (“NCLT”). Pursuant to the order dated October 14, 2022 by the NCLT, a shareholders’ meetings of HDFC Bank and HDFC Limited were convened. The Scheme was approved by the requisite majority of shareholders on November 25, 2022. On receipt of such shareholders’ approval, the parties to the Scheme filed a joint company scheme petition before the NCLT seeking sanction of the Scheme. The NCLT, after hearing the parties to the Scheme, sanctioned the Scheme on March 17, 2023.
In accordance with Clause 42 of the Scheme, the effectiveness of the Scheme is inter alia
subject to receipt of certain approvals and meeting various compliances under the applicable law and regulations. While the requisite approvals have been received by the parties, certain compliances are currently pending. The Scheme will be made effective shortly after completion of such compliances, including filing the NCLT Order with the Registrar of Companies, which is expected to occur on or about July 1, 2023.
Upon the Scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date, which is to be determined by the Boards of Directors of HDFC Limited and HDFC Bank, and the equity shares held by HDFC Limited in the Bank will be extinguished. The shares proposed to be issued pursuant to the Proposed Transaction will not be registered with the SEC under the Securities Act of 1933 or the securities law of any state or other jurisdiction of the United States, and are being offered and sold in reliance on certain exemptions from registration under the Securities Act of 1933.
b) In its meeting held on April 15, 2023, the Board of Directors of the Bank recommended a dividend of Rs. 19.0 per share for the fiscal year ended March 31, 2023 subject to approval of the shareholders at the next Annual General Meeting to be held. The amount of such dividend aggregated to
Rs. 106,015.1 million as
o
f March 31, 2023.

4

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Memorandum of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))*

1.2	HDFC Bank Articles of Association, as amended (incorporated by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))*

1.3	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 29, 2008)

1.4	Amendment to Memorandum and Articles of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on September 30, 2011)

1.5	Amendment to Memorandum of Association (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2016)

1.6	Amendment to Memorandum and Articles of Association dated July 12, 2019 (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 31, 2020)

2.1	HDFC Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))*

2.2	Second Amended and Restated Deposit Agreement among HDFC Bank Limited, JPMorgan Chase Bank, N.A. and all holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to Form F-6 filed on November 9, 2022 (Registration No. 333-175521))

4	Composite Scheme of Amalgamation among HDFC Investments Limited, HDFC Holdings Limited, Housing Development Finance Corporation Limited, HDFC Bank Limited and their respective shareholders and creditors as approved by the Board of Directors on April 4, 2022, and by the board of directors of HDFC Limited on April 4, 2022, and as amended from time to time (incorporated herein by reference HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2022)

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer of HDFC Bank pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101	The following financial information from HDFC Bank Ltd. Annual Report on Form 20-F for the year ended March 31, 2023 is formatted in Inline XBRL: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders’ Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.

104	The cover page for HDFC Bank Ltd.’s Annual Report on Form 20-F for the year ended March 31, 2023 has been formatted in Inline XBRL.

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
Date: June 29, 2023