Form 20-F
period 2024-03-31
HDFC BANK LTD
filed 2024-07-29
CIK 1144967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2024
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
HDFC Bank House,
Senapati Bapat Marg
,
Lower Parel
, Mumbai 400013, India
(Address of principal executive offices)
Name: Ajay Agarwal, Company Secretary
Telephone: 91-22-6631-6000
Email: ajay.agarwal2@hdfcbank.com
Office Address: HDFC Bank Limited; 4th Floor, HDFC House, 169, HT Parekh Marg,
Backbay Reclamation, Churchgate, Mumbai, Maharashtra 400020, India.
(Name, telephone, email and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing three Equity Shares, Par value Rs. 1.0 per share	HDB	The New York Stock Exchange

Equity Shares, Par value Rs. 1.0 per share		The New York Stock Exchange*

*	Not for trading, but only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act: Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Not Applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Equity Shares, as of March 31, 2024    7,596,910,662
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

CROSS REFERENCE SHEET
Form 20-F

	Item Caption	Location
Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Risk Factors	44

Item 4	Information on the Company	Business	4

		Selected Statistical Information	94

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	102

		Supervision and Regulation	172

Item 4A	Unresolved Staff Comments	Not Applicable

Item 5	Operating and Financial Review and Prospects	Exchange Rates and Certain Defined Terms	1

		Selected Financial and Other Data	91

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	102

Item 6	Directors, Senior Management and Employees	Business—Employees	38

		Management	135

		Principal Shareholders	162

		Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting Restatements and Recovery of Erroneously Awarded Compensation	134

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	162

		Management—Loans to Members of Our Senior Management	154

		Related Party Transactions	163

Item 8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2

		Consolidated Financial Statements and the Notes thereto	F-6

		Business—Legal Proceedings	39

		Dividend Policy	90

Item 9	The Offer and Listing	Certain Information About Our American Depositary Shares and Equity Shares	83

Item 10	Additional Information	Management	135

		Description of Equity Shares	84

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	102

		Taxation	166

		Supervision and Regulation	172

		Exchange Controls	224

		Restrictions on Foreign Ownership of Indian Securities	226

		Additional Information	230

ii

CROSS REFERENCE SHEET

	Item Caption	Location

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	28

		Selected Statistical Information	94

Item 12	Description of Securities Other than Equity Securities	Description of American Depositary Shares—Fees and Charges for Holders of American Depositary Shares	88
Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited	102

Item 15	Controls and Procedures	Management—Controls and Procedures	155

		Management’s Report on Internal Control Over Financial Reporting	231

		Report of Independent Registered Public Accounting Firm—Internal Controls Over Financial Reporting	232

Item 16A	Audit Committee Financial Expert	Management—Audit Committee Financial Expert	156

Item 16B	Code of Ethics	Management—Code of Ethics	156

Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	157

Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Management’s Discussion and Analysis of Financial Condition and Results of Operations—Purchases of Equity Shares by HDFC Bank and Affiliated Purchasers	134

Item 16F	Changes in or disagreements with accountants	Not Applicable

Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	157

Item 16H	Mine Safety Disclosure	Not Applicable

Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not Applicable

Item 16J	Insider Trading Policies	Management—Insider Trading Policies	161

Item 16K	Cybersecurity	Management’s Discussion and Analysis of Financial Condition and Results of Operations— Cybersecurity	130

Item 17	Financial Statements	Not Applicable

Item 18	Financial Statements	Consolidated Financial Statements and the Notes thereto	F-1

Item 19	Exhibits	Exhibit Index	EI-1

iii
EXCHANGE RATES AND CERTAIN DEFINED TERMS
In this document, all references to “we”, “us”, “our”, “HDFC Bank” or “the Bank” or “the Group” shall mean HDFC Bank Limited or where the context requires also to its subsidiaries whose financials are consolidated for accounting purposes. References to the “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. References to the “Companies Act” in the document mean the Indian Companies Act, 2013 and all rules and regulations issued thereunder. References to “$”, “US$”, “dollars” or “United States dollars” are to the legal currency of the United States and references to “Rs.”, “INR”, “rupees” or “Indian rupees” are to the legal currency of India.
Our financial statements are presented in Indian rupees and in some cases translated into United States dollars. The financial statements and all other financial data included in this report, except as otherwise noted, are prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP. U.S. GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively, “Indian GAAP”), which form the basis of our statutory general purpose financial statements in India. Principal differences applicable to our business include: determination of the allowance for credit losses, classification and valuation of investments, classification and valuation of insurance contracts, accounting for deferred income taxes, stock-based compensation, loan origination fees, derivative financial instruments, business combinations and the presentation format and disclosures of the financial statements and related notes. References to a particular “fiscal” are to our fiscal year ended March 31 of such year.
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
After depreciating between fiscal year 2018 and 2020, the rupee appreciated by 2.8 percent in fiscal year 2021. This was in part due to a weak dollar and robust foreign flows. Additionally, India registered a rare current account surplus of 0.9 percent of GDP in fiscal 2021 (compared to a deficit of 0.9 percent in the previous fiscal year), which supported the rupee during fiscal 2021. In fiscal year 2021, the rupee traded in the range of 75.08-73.14 per US$ 1.00. However, with foreign capital outflows, geo-political risks due to the Russia-Ukraine conflict, and the beginning of an interest rate hike cycle by major central banks, the rupee depreciated by 3.8 percent against the United States dollar in fiscal year 2022. In fiscal year 2022, the rupee ranged between a high of Rs. 77.07 per US$ 1.00 and a low of Rs. 72.37 per US$ 1.00. The rupee depreciation intensified in fiscal year 2023 due to a sharp increase in U.S. interest rates. With a strong United States dollar and foreign institutional investors (“FII”) outflows, the rupee depreciated by 8.1 percent in fiscal year 2023. The rupee ranged between a high of Rs. 83.20 per US$ 1.00 and a low of Rs. 75.39 per US$ 1.00 during fiscal year 2023.
During fiscal year 2024, the rupee traded in a tight range against the United States dollar (trading between Rs. 81.65 and Rs. 83.582 per US$ 1.00) and depreciated by 1.4 percent. The RBI has opted for a two-way intervention strategy to manage the volatility in exchange rates. While the RBI sold United States dollars to limit depreciation pressures, it bought United States dollars during episodes of a weak United States dollar to build its foreign exchange reserves. During fiscal year 2024, equity flows and investment in debt instruments by FIIs ahead of India’s sovereign debt inclusion in major global bond indices have supported the rupee against the United States dollar.
Looking ahead, factors that could cause improvements in the rupee against the United States dollar in fiscal 2025 include: (i) better macro fundamentals (GDP and inflation) compared to peers; (ii) comfortable current account position; (iii) higher FII flows, both in equity and debt (inclusion in the JP Morgan bond index from June 2024 onwards, and inclusion in the Bloomberg local EM debt index from January 2025); and (iv) some potential weakness in the U.S. dollar as the Federal Reserve begins to cut interest rates.

Although we have translated selected Indian rupee amounts in this document into United States dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to United States dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to United States dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$ 1.00 = Rs. 83.34 on March 31, 2024. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on July 12, 2024 was Rs. 83.48 per US$ 1.00.
Our financial statement data as of and for the years ended March 31, 2022 and 2023 are not comparable with our financial statement data as of and for the year ended March 31, 2024 because of the occurrence, in fiscal 2024, of the Transaction (as defined herein). The Transaction was consummated on July 1, 2023 (the “Transaction Effective Date”). As of the Transaction Effective Date:

•	HDFC Investments Limited and HDFC Holdings Limited were amalgamated with and into HDFC Limited, and stood dissolved without being wound up, without any further act or deed;

•	HDFC Limited was amalgamated with and into HDFC Bank, and HDFC Limited stood dissolved without being wound up, without any further act or deed; and

•	the other subsidiaries of HDFC Limited became subsidiaries and affiliates of HDFC Bank.
We have accounted for the Transaction as a business combination using the acquisition method of accounting under ASC Topic 805, Business Combinations, which requires that the assets acquired and the liabilities assumed be recorded at the date of acquisition at their respective fair values. Our cost of acquiring HDFC Limited was measured by the market value of the shares we issued to HDFC Limited’s former shareholders in connection with the Transaction. The Transaction consideration in excess of the Bank’s interest and HDFC Limited’s net fair value of identifiable assets and liabilities have been recognized as goodwill. The information as of and for the year ended March 31, 2024 incorporates the effect of applying the acquisition method of accounting as from July 1, 2023. No acquired business income or cash flows are included in our financial statements prior to that date.
As a result of the Transaction, we have reflected two new segments in our U.S. GAAP financial statements: “insurance services”, including long-term life insurance solutions provided via our subsidiary HDFC Life Insurance Company Ltd, and “others”, consisting primarily of activities that we carry through HDFC Limited’s other former specialized subsidiaries. See “
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited
”.

FORWARD-LOOKING STATEMENTS
We have included statements in this report which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, our ability to integrate HDFC Limited and its subsidiaries into our operations and to realize the anticipated benefits of the Transaction (as defined below), including with respect to the development of our new insurance services, brokerage account services, and financial management services, future levels of our non-performing/ impaired assets, our growth and expansion, the adequacy of our provision/allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.
In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions; instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, such as the joint strike launched by the United States and the United Kingdom in Yemen following the Houthis group’s attack on international ships in the Red Sea; the ongoing war between Russia and Ukraine; the recent geo-political conflict between Israel and Hamas which complicates the geopolitical landscape; tensions between India and Pakistan related to the Kashmir region or between India and China; military armament or social unrest in any part of India; the monetary and interest rate policies of the Government of India; natural calamities, pandemics, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting, banking regulations, insurance regulations and securities regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations. For further discussion on the factors that could cause actual results to differ, see “
Risk Factors
”.

BUSINESS
Overview
We are a new-generation private sector bank in India. Our goal is to be the preferred provider of financial services to our customers in India across metro, urban, semi-urban and rural markets. Our strategy is to provide a comprehensive range of financial products and services to our customers through multiple distribution channels, with what we believe are high-quality services, advanced technology platforms and superior execution. Since completion of the Transaction (as defined under “—
About Our Bank
” below) on July 1, 2023, we are also engaged in life and general insurance, asset management and securities broking products and services through our specialized subsidiaries and joint venture.
We have four principal business activities: retail banking, wholesale banking, treasury services and insurance services. Our retail banking products include deposit products, loans, including housing loans and loans to small and medium enterprises, credit cards, debit cards, third-party mutual funds and insurance products, bill payment services, and other products and services. Under wholesale banking, we offer a wide range of commercial and transactional banking services, including working capital finance, trade services, transactional services and cash management. We are also a leading provider of structured solutions in India, which combine cash management services with vendor and distributor finance to facilitate supply chain management for our corporate customers. Since completion of the Transaction, we also provide construction finance. Our treasury operations manage our balance sheet including liquidity and interest rate risks thereon, and include customer-driven services such as advisory services related to foreign exchange and derivative transactions for corporate and institutional customers, supplemented by proprietary trading, including Indian Government securities.
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
Since completion of the Transaction, we provide long-term life insurance solutions via our subsidiary HDFC Life Insurance Company Limited (“HDFC Life”) and a complete range of general insurance products via our joint venture HDFC ERGO General Insurance Company Limited (“HDFC ERGO”).
Since completion of the Transaction, we also offer a comprehensive suite of savings and investment products via our subsidiary HDFC Asset Management Company Limited (“HDFC AMC”), one of India’s largest mutual fund managers.
Since commencing operations in January 1995, we have grown rapidly, including most recently as a result of the Transaction. As of March 31, 2024, we had 8,738 branches and 20,938 ATMs/Cash Deposit and Withdrawal Machines (“CDMs”) in 4,065 cities and towns and 93.2 million customers, including the branches and customers acquired pursuant to the Transaction. In addition, as of March 31, 2024, we had 15,182 business correspondents, which were primarily manned by common service centers (“CSCs”). On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets grew from Rs. 21,113.7 billion as of March 31, 2022, to Rs. 25,755.6 billion as of March 31, 2023 and to Rs. 44,118.6 billion as of March 31, 2024, which includes the assets acquired pursuant to the Transaction. Our net income increased from Rs. 386.0 billion for fiscal year 2022, to Rs. 495.4 billion for fiscal year 2023. Our net income was Rs. 622.7 billion in fiscal year 2024, including nine months of results post-completion of the Transaction. Our loans and deposits as of March 31, 2023 amounted to Rs. 17,052.9 billion and Rs. 18,826.6 billion, respectively. As of March 31, 2024, they were Rs. 26,335.7 billion and Rs. 23,768.2 billion, respectively, which includes the loans and deposits acquired pursuant to the Transaction. As of March 31, 2024, gross non-performing customer assets as a percentage of gross customer assets was 1.2 percent. Our net customer assets represented 111.4 percent of our deposits and our deposits represented 53.9 percent of our total liabilities and shareholders’ equity. The average non-interest-bearing current accounts and low-interest-bearing savings accounts represented 37.4 percent of average total deposits for the year ended March 31, 2024. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) of 4.0 percent for fiscal year 2024. We had a return on tangible equity (net income as a percentage of average total shareholders’ equity reduced by goodwill and intangible assets) of 19.3 percent for fiscal year 2023 and 15.3 percent for fiscal year 2024. As at March 31, 2024, we had a total capital adequacy ratio (calculated pursuant to the RBI guidelines) of 18.8 percent. Our Common Equity Tier I (“CET-I”) ratio was 16.3 percent as at March 31, 2024. See “
Risk Factors—Risks Relating to Our Ownership Structure and the Transaction
—
We may be unable to successfully integrate HDFC Limited’s business into the Bank’s business and, as a result, we may fail to realize the anticipated benefits of the Transaction, which has exposed us to incremental regulatory requirements”
and “
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors and Trends Affecting Our Results of Operations.
”

Macro-economic Trends
As a result of trade tensions and geo-political risks, global growth slowed to 2.8 percent in 2019 from 3.6 percent in 2018, according to IMF estimates. In 2020, growth declined by 2.7 percent, driven by the COVID-19 pandemic and related lockdowns and movement restrictions across the globe, which caused GDP to contract in major economies. With the availability of vaccines and policy support, the global economy started regaining strength in 2021, when, as per the International Monetary Fund (“IMF”), global growth stood at 6.5 percent. However, global recovery halted again in 2022 on account of the Russia-Ukraine crisis, the China slowdown, rising commodity prices and elevated inflation. As per the IMF, global growth moderated to 3.5 percent in 2022. For 2023, the IMF revised global growth to 3.2 percent from 2.8 percent projected earlier, as growth was stronger than anticipated in the United States, and several major emerging markets and developing economies. Looking ahead in 2024, the IMF estimates global growth at 3.2 percent. Risks to the outlook include geopolitical tensions and weather shocks, fewer than expected rate cuts by major central banks and chances of faltering growth in China. The IMF estimates global growth at 3.2 percent in 2025 as well.
In fiscal year 2021, the COVID-19 pandemic adversely impacted India’s economic growth. The Government imposed a lockdown between March 25, 2020, and May 31, 2020. While this helped to control the spread of the pandemic during the first wave, it adversely impacted all sectors of the economy, with the consumption and services sectors worst affected. With improved mobility and policy measures, economic activity picked up in the second half of fiscal year 2021. GDP rebounded with 2.5 percent year-on-year growth in the second half of fiscal year 2021 as compared to a contraction of 14.6 percent in the first half of fiscal year 2021. For the full fiscal year 2021, India’s GDP declined by 5.8 percent in fiscal year 2021 compared to growth of 3.9 percent in the prior year.
However, the “second wave” of COVID-19 and related containment measures adversely affected the pace of recovery for the Indian economy during the first quarter of fiscal year 2022. On a quarter-by-quarter basis, India’s GDP declined by 15.3 percent in the first quarter of fiscal year 2022, although year-on-year growth stood at 23.0 percent, primarily due to support from a low base from the previous year. Economic activity started recovering from the second quarter of fiscal year 2022, but came under stress again in the second half of fiscal year 2022 as the Omicron variant started spreading. Overall, GDP growth stood at 9.7 percent in fiscal year 2022, against a decline of 5.8 percent in fiscal year 2021.
In the first quarter of fiscal year 2023, GDP growth in India rebounded sharply with support from the reopening of the economy. While year-on-year growth benefited from a low base, economic activity gained genuine traction during the first quarter. GDP growth stood at 12.8 percent year-on-year in the first quarter of fiscal year 2023. However, year-on-year GDP growth began to moderate from the second quarter, primarily due to a fading base effect. In addition, weak performance of the manufacturing sector and exports negatively impacted growth, in part due to elevated input costs as the Russia-Ukraine war caused supply chain disruptions. In the third quarter of fiscal year 2023, GDP growth moderated to 4.3 percent from 5.5 percent in the second quarter. However, GDP growth recovered to 6.2 percent in the fourth quarter of fiscal year 2023. For the full fiscal year 2023, GDP growth stood at 7.0 percent.
India’s growth was higher than expected in fiscal year 2024, driven by higher investments and a rebound in industrial performance. Full year growth for 2024 fiscal was 8.2 percent, up from 7.0 percent growth in fiscal year 2023. Looking forward, India’s GDP growth is estimated at 7.1 percent in fiscal year 2025, supported by Government investments. Further, GDP growth is likely to get impetus from some pick up in private capital expenditure and a likely recovery in rural consumption.
Geo-political tensions and lingering supply side disruptions weighed on domestic retail inflation in fiscal year 2023. Consumer Price Index (“CPI”) inflation rose to 7.8 percent in April 2022 and stayed above the RBI’s upper tolerance limit of 6.0 percent for the most part of fiscal year 2023. CPI inflation averaged at 6.7 percent in fiscal year 2023 compared to 5.5 percent in fiscal year 2022. After averaging at 4.6 percent in the first quarter of fiscal 2024, inflation rose to a high of 7.4 percent in July 2023 led by higher food inflation (driven largely by vegetables and cereals inflation). However, with Government intervention through a cooking gas (LPG) subsidy, the release of cereal stocks from its reserves and an export curb on rice, inflation moderated to 5.4 percent in the third quarter and 5.0 percent in the fourth quarter of fiscal year 2024 and averaged 5.4 percent for the full fiscal year 2024.
Inflation is expected to average 4.6 percent in fiscal year 2025. A favorable base effect and tempered core inflation (excluding food and fuel) are likely to provide support. Upside risks to the forecast could come from persistent inflation in pulses and cereals and an uneven distribution of monsoons.
In 2022 and 2023, major central banks raised interest rates sharply as inflation rose to record levels. The U.S. Federal Reserve increased its policy rate by 525 basis points to 5.25-5.50 percent between March 2022 and July 2023, reaching the highest level since 2007. Similarly, the European Central Bank raised the policy rate by 450 basis points to 3.75 percent (deposit rate) and the Bank of England increased the policy rate by 515 basis points to 5.25 percent. After a sharp increase in rates, major central banks have left rates unchanged. With moderating inflation, major central banks (including the European Central Bank, the Bank of Canada and the Swiss National Bank) have started cutting rates in 2024. However, sticky core inflation and elevated services inflation could push them to opt for a cautious approach on further rate cuts. In India, the RBI raised the policy rate cumulatively by 250 basis points to 6.50 percent and has kept them unchanged since its April 2023 policy meeting. Going forward, rate cuts are expected to begin from the third quarter of fiscal year 2025 in India and are likely to be aligned with the timing of the interest rate cut cycle by the U.S. Federal Reserve.

In response to the adverse impact of the COVID-19 pandemic and related disruptions, the Government sharply increased its spending in both fiscal year 2021 and fiscal year 2022. While the fiscal deficit was 9.2 percent in fiscal year 2021, it narrowed to 6.8 percent in fiscal year 2022. The Government increased its capital spending plan significantly in fiscal years 2023 and 2024 to support growth, while remaining on track for fiscal consolidation. The fiscal deficit stood at 6.4 percent in fiscal year 2023 and at 5.6 percent of GDP in fiscal year 2024.
In the budget for fiscal year 2025, the Government retained its focus on fiscal consolidation and boosted capital expenditure. It plans to spend Rs. 11 trillion on capital expenditure with the fiscal deficit targeted at 4.9 percent of GDP, 20 bps lower than the interim budget target of 5.1 percent.
Additionally, the RBI has been conducting two-way tuning operations (Variable Rate Repos and Variable Rate Reverse Repos) of different tenures to manage liquidity conditions. The central bank has preferred to keep liquidity conditions tight for better transmission of previous rate hikes.
Further, net financial savings of households in India declined to 5.3 percent of GDP in fiscal year 2023, compared to 7.5 percent in fiscal year 2022 and 11.7 percent in fiscal year 2021 as financial liabilities of households increased in 2023 owing to higher lending rates. With interest rates remaining unchanged, this trend is expected to have continued into fiscal year 2024 as well. Looking ahead, although the RBI is taking measures to curb unsecured personal loans, and lending rates are expected to come down, net household financial savings may not improve as much as expected in fiscal year 2025.
About Our Bank
HDFC Bank Limited is a listed public limited company that was incorporated in August 1994 under the laws of India and commenced operations as a scheduled commercial bank in January 1995. In 2000, Times Bank Limited merged with us, and in 2008, we acquired Centurion Bank of Punjab Limited (“CBoP”).
Until June 2023, we were part of the HDFC group of companies established by Housing Development Finance Corporation Limited (“HDFC Limited”), formerly a listed public limited company. The Board of Directors of the Bank at its meeting held on April 04, 2022, approved a composite scheme of amalgamation (the “Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited (the “Amalgamated Subsidiaries”), each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into the Bank (the “Transaction”), which received all the required approvals and became effective from July 1, 2023. The share exchange ratio was 42 equity shares of HDFC Bank Limited (each having a face value of Rs. 1) for every 25 equity shares of HDFC Limited (each having a face value of Rs. 2). See “
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited
.”
Prior to completion of the Transaction, HDFC Limited was primarily engaged in financial services, including mortgage lending, property-related lending and deposit services, which now form part of our business offerings. The former subsidiaries of HDFC Limited, which have become our subsidiaries and affiliates (except for the Amalgamated Subsidiaries), are also largely engaged in a range of financial services, including asset management, life insurance and general insurance. As of June 30, 2023, immediately prior to completion of the Transaction, HDFC Limited and its subsidiaries (together, the “HDFC Group”) owned 20.83 percent of our outstanding equity shares. See “
Principal Shareholders.
” Prior to completion of the Transaction, we had no agreements with HDFC Limited or any of its group companies that restricted us from competing with them or that restricted HDFC Limited or any of its group companies from competing with our business, and we distributed products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Life and HDFC ERGO, respectively, and mutual funds of HDFC AMC.
Most of our subsidiaries are incorporated in India. Among our Indian subsidiaries, HDFC Life prepares its financial results in accordance with the accounting principles generally accepted in India (“Indian GAAP”), while the others do so in accordance with Indian Accounting Standards. Among our overseas subsidiaries, Griha Investments prepares its financial results in accordance with International Financial Reporting Standards and Griha Pte. Limited prepares its financial results in accordance with the Financial Reporting Standards of Singapore.

•
HDBFSL, a non-deposit-taking NBFC in which we hold a 95.2 percent stake, is engaged primarily in the business of retail asset financing. Its total assets and shareholders’ equity as of March 31, 2024 were Rs. 919.1 billion and Rs. 130.7 billion, respectively. Its net income before noncontrolling interest was Rs. 22.5 billion for fiscal year 2024. As of March 31, 2024, HDBFSL had 1,682 branches across 1,148 cities in India.

•
HSL, in which we hold a 95.4 percent stake, is primarily in the business of providing brokerage and other investment services. Its total assets and shareholders’ equity as of March 31, 2024 were Rs. 142.3 billion and Rs. 19.9 billion, respectively. Its net income before noncontrolling interest was Rs. 9.9 billion for fiscal year 2024. As of March 31, 2024, HSL had 184 branches across 139 cities in India.

•
HDFC Life, a publicly listed company in which we hold a 50.4 percent stake, is a leading, long-term life insurance solutions provider in India. HDFC Life’s consolidated total assets and shareholders’ equity as of March 31, 2024, including its subsidiaries, were Rs. 3,158.9 billion and Rs. 148.1 billion, respectively. HDFC Life and its subsidiaries contributed Rs. 13.5 billion to consolidated net income before noncontrolling interest for fiscal year 2024, representing nine months of consolidated activities since completion of the Transaction. HDFC Life had 535 branches pan-India as of March 31, 2024.

•
HDFC AMC, a publicly listed company in which we hold a 52.5 percent stake, is the Investment Manager to HDFC Mutual Fund, one of the largest mutual funds in India, and offers a comprehensive suite of savings and investment products. HDFC AMC’s consolidated total assets and shareholders’ equity as of March 31, 2024, including its subsidiary, were Rs. 75.5 billion and Rs. 71.0 billion, respectively. HDFC AMC and its subsidiary contributed Rs. 14.7 billion to consolidated net income before noncontrolling interest for fiscal year 2024, representing nine months of consolidated activities since completion of the Transaction. HDFC AMC had 254 branches as of March 31, 2024.

•
Our subsidiary HDFC Capital Advisors Limited (“HDFC Capital”) provides long-term equity and mezzanine capital to developers at the land and pre-approval stage predominantly for the development of affordable and mid-income housing in India. Our wholly owned subsidiary HDFC Sales Private Limited (“HSPL”) markets and sells home loans for the Bank, including the distribution of insurance products to the Bank’s customers. Our wholly owned subsidiary HDFC Trustee Company Limited (“HDFC Trustee”) is the trustee company for HDFC Mutual Fund. Our overseas subsidiary Griha Investments (“Griha Investments”) acts as an investment manager to HIREF International LLC and its special purpose vehicles (“SPVs”), while our other overseas subsidiary Griha Pte. Limited (“Griha Pte”) acts as an investment manager to Singapore domiciled funds and their SPVs.

•
Our wholly owned subsidiary HDFC Education and Development Services Private Limited (“HDFC Edu”) is in the business of providing education management and consulting services. The Bank’s control of HDFC Edu is intended to be temporary. As directed by the RBI in connection with the Transaction, HDFC Edu is expected to be fully divested no later than July 1, 2025.

In the Transaction, we also acquired HDFC ERGO, a joint venture in which we hold a 50.5 percent stake and ERGO International AG (one of the insurance entities of the Munich Re Group in Germany) holds a 49.1 percent stake. HDFC ERGO offers a complete range of general insurance products such as motor, home, accident and health, commercial, specialty, and weather and crop business lines, all of which are offered through a multi-geography, multi-product and multi-channel distribution strategy. As of March 31, 2024, HDFC ERGO had a network of 266 branches and 497 digital offices spread across approximately 509 districts. In light of the governance arrangements of HDFC ERGO, we account for this entity under the equity method of accounting under U.S. GAAP. See “
Related Party Transactions—II. Other Related Party Transactions since April 1, 2023—HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)
”.
Upon completion of the Transaction, HDFC Credila Financial Services Limited (“HDFC Credila”) became a subsidiary of the Bank. HDFC Credila is in the business of providing education loans. Following receipt of regulatory approval in February 2024, as directed by the RBI, we diluted our interest in HDFC Credila and held a 9.99 percent stake as of March 31, 2024, and HDFC Credila ceased to be a subsidiary of the Bank. See “
Related Party Transactions—II. Other Related Party Transactions since April 1, 2023—HDFC Credila Financial Services Limited (“HDFC Credila”)
”.
In the context of the regulatory approval of the Transaction, the RBI ordered that we divest our 100 percent stake in HDFC Edu no later than two years following completion of the Transaction (
i.e.
, by July 1, 2025). In furtherance of this direction, we initiated a sales process using the Swiss challenge method (
i.e.
, a bidding process in which interested parties present a bid to the seller, who then calls for counter bids). In this regard, on March 30, 2024, we entered into a binding term sheet with an interested party to serve as the base bid to seek counter offers from other parties wishing to participate in the Swiss challenge process. On July 20, 2024, we announced that the binding term sheet had expired without being extended. The Bank expects to continue the sale efforts with the other interested parties in the process. Upon completion of this process, the selected purchaser and HDFC Bank will enter into definitive documentation for the sale of the entire share capital of HDFC Edu.
In relation to the Transaction, the Bank had made applications to the RBI seeking certain forbearances and clarifications regarding the requirements applicable to HDFC Bank, as a combined entity, and its subsidiaries from completion of the Transaction, and we continue to engage with the RBI on some of these matters. The RBI has granted certain forbearances and clarifications which are largely operational and in line with applicable regulations. For more detail about RBI requirements as they apply to us following completion of the Transaction, see “
Risk Factors—Risks Relating to Our Ownership Structure and the Transaction—We may be unable to successfully integrate HDFC Limited’s business into the Bank’s business and, as a result, we may fail to realize the anticipated benefits of the Transaction, which has exposed us to incremental regulatory requirements.
”
For a listing of our subsidiaries, please see Exhibit 8 “
List of Subsidiaries of HDFC Bank Limited
” of this annual report on Form 20-F.
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

Our Competitive Strengths
We attribute our growth and continuing success to the following competitive strengths:
We have a strong brand presence and extensive reach through a large distribution network
We are focused on offering a comprehensive range of financial products and solutions tailored to meet the diverse needs of our customers. We are driven by our core values: operational excellence, customer focus, product leadership, people and sustainability. This has helped us grow and achieve our status as one of the largest private sector banks in India, while delivering value to our customers, stakeholders, the Government, employees and the community at large. The Transaction further strengthens our positioning as a financial services conglomerate by adding insurance and mutual funds institutions as the Bank’s subsidiaries. The Bank is now able to better leverage the significant complementarities that existed among HDFC Bank and HDFC Limited, thereby strengthening the HDFC Bank brand.
We believe HDFC Bank is one of the most trusted and preferred bank brands in India. We have been acknowledged as “Best Domestic Corporate Bank” and “Best Bank for SMEs” in India by Asia Money Magazine at the Asia Money Best Bank Awards 2023. We have also been acknowledged as the “Best Private Bank for Education and Training of Private Bankers (Asia)” and “Best Private Bank for growth strategy (Asia)” at The Global Private Banking Awards 2023. We have capitalized on our strong brand presence by establishing an extensive banking network throughout India, serving a broad range of customers in metro, urban, semi-urban and rural regions. As of March 31, 2024, we had 8,738 branches and 20,938 ATMs/CDMs in 4,065 cities and towns and over 93.2 million customers, and of our total branches, 52.3 percent were in the semi-urban and rural areas. In addition, we had 15,182 business correspondents, which were primarily manned by CSCs. Our extensive branch network is further complemented by our digital platforms, including internet banking, mobile banking, WhatsApp banking and phone banking solutions, to provide our customers with a lifestyle banking experience, which is categorized into seven categories: Pay, Save, Invest, Borrow, Shop, Trade and Insure. Our focus is on delivering a highly personalized multi-channel experience to our customers.
We provide a wide range of products and high-quality service to our clients in order to meet their financial needs
Whether in retail banking, wholesale banking, treasury services, or insurance services we consider ourselves a “one-stop-shop” for our customers’ banking and financial needs. We consider our high-quality service offerings to be a vital component of our business and believe in pursuing excellence in execution through multiple internal initiatives focused on continuous improvement. This pursuit of high-quality service and operational execution directly supports our ability to offer a wide range of banking products.
Our retail banking products include deposit products, retail loans (such as vehicle and personal loans), and other products and services, such as private banking, depositary accounts, foreign exchange services, distribution of third-party products (such as insurance and mutual funds), bill payments and sale of gold and silver bullion. We are the largest credit card issuer in India with 20.6 million cards outstanding as of March 31, 2024. Since completion of the Transaction, we are now directly engaged in providing housing loans. With respect to wholesale banking, we offer a wide range of commercial and transactional banking services to businesses and organizations of all sizes. Our services include working capital finance, term lending, project finance, trade services, supply chain financing, transactional services and cash management, as well as other services. Our product offerings include documentary credits and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products and services such as custodial and clearing bank services and correspondent banking. Since completion of the Transaction, we also provide construction finance. We have made significant inroads into the banking consortia of a number of leading Indian corporates, including multinationals. We believe our large scale and low cost of funding enable us to pursue high-quality wholesale financing opportunities competitively and at an advantage compared to our peers. We collect taxes for the Government and are bankers to companies in respect of issuances of equity shares and bonds to the public. Our NBFC subsidiary, HDBFSL, offers loan and asset finance products including tractor loans, consumer loans and gold loans, as well as business process outsourcing solutions such as form processing, document verification, contact center management and other front- and back-office services. Since completion of the Transaction, we provide long-term life insurance solutions via our subsidiary HDFC Life and a complete range of general insurance products via our joint venture, HDFC ERGO. Since completion of the Transaction, we also offer a comprehensive suite of savings and investment products via our subsidiary HDFC AMC, and we provide real estate private equity financing through our subsidiary HDFC Capital.
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

We have achieved strong and healthy financial performance while preserving a stable asset quality during our growth.
On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resulting increase in market penetration through our extensive branch network, our assets grew from Rs. 21,113.7 billion as of March 31, 2022 to Rs. 25,755.6 billion as of March 31, 2023. On July 1, 2023, HDFC Limited merged with and into us and the acquired assets were Rs. 12,273.1 billion and our combined assets stood at Rs. 44,118.6 billion as of March 31, 2024. Our net interest margin was 4.4 percent in fiscal year 2023 and 3.8 percent in fiscal year 2024. Our net interest margins decreased in fiscal year 2024 as a result of the Transaction because HDFC Limited had a relatively lower-yielding asset product mix and a relatively higher cost of funds compared to the Bank. Our total deposits stood at Rs. 23,768.2 billion as of March 31, 2024 and current and savings account deposits as a percentage of our total deposits were 38.1 percent as of March 31, 2024. The strong current and savings account profile that we had prior to the Transaction enables us to tap into a low-cost funding base. The deposit base we acquired in the Transaction was comprised entirely of relatively higher-cost term deposits. We believe that we can additionally tap into the acquired customer base, a significant part of which did not bank with us as of the date of completion of the Transaction, and to whom we can offer our low-cost deposit products. The housing loan portfolio, comprising secured and long-tenure products, acquired in the Transaction strengthens our robust asset portfolio mix. In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a healthy asset quality. We continue to have low levels of non-performing customer assets as compared to the average levels in the Indian banking industry. Our gross non-performing customer assets as a percentage of total customer assets was 1.2 percent as of March 31, 2024. Our net income has increased from Rs. 495.4 billion for fiscal year 2023 to Rs. 622.7 billion for fiscal year 2024. Net income as a percentage of average total shareholders’ equity reduced by goodwill and intangible assets was 19.3 percent in fiscal year 2023 and 15.3 percent in fiscal year 2024 and net income as a percentage of average total tangible assets was 2.2 percent in fiscal year 2023 and 1.8 percent in fiscal year 2024. We believe the combination of healthy net income growth, strong deposit-taking, low-cost deposit products and prudent risk management has enabled us to generate attractive returns on capital.
We continue to advance our technology platforms.
Information technology and our advanced platforms are key enablers of the Bank, driving innovation, customer satisfaction and efficiency across all operations. Over the past years, we have made significant strides in enhancing our IT infrastructure, including modernizing our core systems, enhancing our digital channels, and leveraging data analytics. These advancements aim to ensure seamless and secure transactions for our customers. Our commitment to cutting-edge technology has given us a competitive edge, enabling us to offer tailored solutions and personalized experiences at every customer touchpoint. Our focus on digital transformation, data analytics, and cybersecurity has not only improved operational efficiency but also strengthened customer trust. By pioneering in cloud-native architectures such as a common landing zone we have achieved greater agility and scalability.
By leveraging advanced technologies, we have created a robust and scalable platform that supports our growth and adapts to evolving market demands. As we move forward, we believe our technology platforms and systems will continue to play a crucial role in delivering exceptional value to our customers and stakeholders, ensuring our Bank remains at the forefront of the industry.
We have an experienced management team
Our experienced management team is led by Mr. Sashidhar Jagdishan, who has been with our Bank since 1996 and who was appointed Managing Director and Chief Executive Officer of the Bank in October 2020. Formerly our Chief Financial Officer, Mr. Jagdishan was appointed as Change Agent in 2019. He was additionally responsible for legal and secretarial, human resources, corporate communication, infrastructure, administration and corporate social responsibility functions. Effective April 2023, Mr. Kaizad Bharucha, our former Executive Director, was appointed Deputy Managing Director, and Mr. Bhavesh Zaveri was appointed Executive Director. In connection with the Transaction, Mr. V. Srinivasa Rangan, former Director and Chief Financial Officer of HDFC Limited, was appointed Executive Director of the Bank, in November 2023. See also “
Management.
”
Our leadership team brings together a diversity of talent and a wealth of experience. Many of the members of our management have had a long tenure with us, which gives us a deep bench of experienced managers. They have substantial experience in banking or other industries and share our common vision of excellence in execution. Having a management team with such breadth and depth of experience is well suited to leverage the competitive strengths we have already developed across our large, diverse and growing branch network as well as allowing our management team to focus on creating new opportunities for our business. Additionally, the experienced leadership team of HDFC Limited has been integrated into our leadership team ensuring a seamless transition and operation of the erstwhile entity. As the world becomes increasingly digital, our management team intends to steer the Bank to leadership in this emerging domain with innovative products and services. See also “
Management
.”

Our Business Strategy
Our business strategy emphasizes the following elements:
Future-Ready Strategy
The Indian economy is positioned for growth leading to an increase in the demand for financial products and services. The Transaction has further enriched our product suite with housing loans and a construction finance business. As we recognize the increasing shift towards digital transactions, we envision the transformation of retail branches into engagement centers with strategic imperatives like customer lifecycle engagement and AI Analytics-driven customer conversations, among other innovations. Our Virtual Relationship Management (“VRM”) channel provides enhanced customer engagement wherein new age technology powers human capability to provide what we believe to be a convenient, safe and seamless customer experience.
We continue to focus on Government agency business. We are a leading Government bank in collection of direct and indirect taxes. We have partnered with center, state, district and local level administrations leveraging technology to offer right fit solutions. We have facilitated digitalization of payments associated with the land acquisition process, facilitated transfer of funds from the Central Government to various beneficiaries under the aegis of various schemes, revamped product offering for defence pensioners and undertaken more initiatives in this business segment.
Innovation has been a constant theme across our Payments Business. We introduced several new products and payment platforms. The MyCards platform is a one stop platform for managing our credit cards, debit cards, consumer durable loans and FASTag. SmartHub Vyapar, an integrated payment, banking and business solution caters to the daily needs of merchants and helps them drive business growth. Given our franchise on the issuance as well as the acceptance side, our Bank also leverages its network of consumers and merchants to enable affordability solutions. We also have a consumer finance program helping consumers to purchase goods and service complimenting their lifestyle.
Our lending activities to MSMEs, transportation, agriculture and microfinance groups play a significant role in meeting our priority segment obligations. While we have presence across all states, we are now going granular to target districts. We also continue to pursue agricultural financing. We are digitizing customer touchpoints, document collection processes and sales service. We have enabled self-service digital capabilities across all our branches.
In the retail assets space, our strategy is to continually enhance digital offerings across all our retail assets, do this at prices attuned to our risk appetite and consistently maintain our portfolio quality. We expect to continue our focus on digital distribution and increase the unassisted sourcing through Xpress Personal Loan, Xpress Business Loan, Xpress Auto Loan, Loan Against Shares / Mutual Funds. We continuously strive to acquire new to bank customers with our wide range of asset offerings. The Transaction has enabled us to offer Housing loans to our existing and new customers. Post-merger, turnaround time has improved significantly. HDFC Limited’s strength of connecting with customers in person is an added benefit. Following the Transaction, we have launched and expanded our product basket through banking surrogate programs. We believe that the fundamental demand for housing will continue to be strong in the long run in India due to a favorable environment.
Within wholesale banking while our focus is on holistic corporate engagement, we are also focusing on new to bank acquisitions through engagement with large corporates, targeting Government undertakings and multinational corporations to expand our reach. We aim to capitalize on the Government infrastructure push and Production Linked Incentive scheme (“PLI”) which will open up incremental opportunity for the banking sector. We have also put in place a liability strategy to improve wallet share through our transaction banking solutions. We are on the path of strategic digital transformation by enhancing Employee Experience (“EX”), Customer Engagement (“CE”) and creating an ecosystem for seamless banking. We are enhancing Employee Experience through the launch of platforms enabling an end-to-end journey for the relationship managers, actionable analytics, pricing intelligence and dashboard automation. On the customer front, we are progressing on the path of shifting from a product focus to an ecosystem approach and investing in enabling ERP integration across functions. As part of our digital transformation strategy, we have launched the Supply Chain Finance (“SCF”) Underwriting & Onboarding platform to ease the anchor client’s counterparty onboarding process and provide credit decisioning in less than 30 minutes from application submission. The Transaction has enabled us to offer Construction Finance facilities mainly to well-established borrowers with a strong track record. This business largely covers the rental discounting business as well as construction finance. In addition to pure construction finance facility, we are also financing Greenfield under-construction commercial office space with developers having a proven track record. We expect the construction finance facilities to get converted into low-risk lease rental discounting facilities.
Digital Marketing plays a vital role in our overall marketing strategy. Digital is a platform where an increasing number of our customers spend their time. We have built a strong brand IP through Vigil Aunty – our own social media influencer, who creates awareness among customers about frauds and helps them to be aware of how to avoid them. Our digital marketing strategy has helped create brand love among the new and digitally savvy set of customers leading to increased brand awareness and brand loyalty for our financial solutions and services. The second key aspect which digital marketing delivers on is to create a strong digital first culture among both the employees of the Bank as well as its customers.

Shift Right: A Customer-Centric Evolution
Our dedication to delivering personalized digital banking solutions and ensuring inclusive access to banking services underscores our mission to be a trusted partner for all our customers. As we continue to innovate and adapt, our “Shift Right” approach will guide us in building a resilient, forward-looking bank that remains steadfast in its commitment to excellence and customer satisfaction. The wave of digital transformation in finance has brought institutions closer to customers, from microfinance to large corporates and urban youth to agri and dairy farmers. Our Bank offers best-in-class products and services, shifting from a product-centric to a customer-centric approach. Our new “Shift Right” strategy leverages AI and ML to gain deeper customer insights, enhancing personalization while ensuring privacy and security. Modernized core systems and cloud-native architectures boost performance and secure access. An API orchestration layer ensures seamless integration across platforms. By supporting multiple engagement channels, we provide consistent, high-quality experiences and leverage Banking-as-a-Service to embed our offerings into preferred customer channels.
We have taken significant steps to enhance customer-centricity, leveraging technology to improve experiences and drive growth. Our digital transformation includes successful initiatives like PayZapp, SmartHub Vyapar, and Xpress Car Loan, as well as new services such as SmartWealth, BizXpress, Dukandar Dhamaka, and Smart Saathi. We continuously modernize our core banking infrastructure and utilize data analytics for deeper customer insights and innovations.
The Technology and Digital Transformation agenda is delivered via the Factory construct, comprising two foundational capabilities:
1.
Digital Solutions Group (“DSG”)
: This integrated unit enhances collaboration between the Bank’s Business Channels/Product Teams and our Engineering Factories, along with other core technology teams, to enrich experiences and journeys with HDFC Bank products and services for existing and potential customers.
2.
Enterprise Factory and Competencies
: This unit bridges core IT systems with the cloud-native experiences designed and built through the digital factory. It focuses on Data Engineering, API Factory, Credit Factory, Enterprise Factory In-House Applications (“IHA”), and Programs Delivery. This unit is also responsible for the end-to-end architecture of all applications, enabling experiences on the engagement layer through APIs and microservices, and advancing data engineering capabilities.
To further illustrate our commitment to tailored digital banking for all and customer-centric growth, we have successfully launched key products in the last financial year. These launches reflect our dedication to meeting the evolving needs of our diverse customer base and enhancing our service offerings.

•
PayZapp 2.0
: Building upon the success of its impactful launch in fiscal year 2023, PayZapp 2.0 has continued its growth to become one of the fastest growing payments apps providing customers with a seamless and intuitive user experience while providing enhanced security features.

•
Smart Hub Vyapar
: The one-stop business and banking solution has been designed and developed to serve the business needs of micro, small and medium enterprises (“MSMEs”). This comprehensive payments and banking solution continues to fulfill the everyday business needs of merchants, providing seamless digital solutions tailored to their requirements. With features like instant, digital and paperless merchant onboarding for HDFC Bank customers, interoperable payments across multiple payment modes, and remote payments, merchants benefit from the added convenience.

•
HDFC Bank One (Customer Experience Hub)
: HDFC Bank One (Customer Experience Hub), our AI/ML driven conversational bot has enhanced our contact center operations, centralizing and streamlining customer interactions. Expanding its reach across India, it covers various services, including Phone Banking, IVR self-service, virtual relationship management teams and tele-sales. With an omni-channel approach spanning WhatsApp chat banking, SMS banking, IVR, and agent-assisted services, it offers a seamless and unified customer experience.

•
Xpress Car Loans (“XCL”):
XCL, which is the first of its kind end-to-end digital lending journey platform in India, facilitates instant and hassle-free car loan disbursals to existing as well as new-to-bank customers. It is now the preferred auto loan channel with over 30 percent of the loans being processed through this journey in fiscal year 2024
.
It now facilitates zero paper, zero touch, 30-minute auto loan processing, including for new-to-bank customers. XCL continues to be the largest digital car loan platform for origination and disbursement in India.

•
Smart Saathi
: This is our digital distribution platform to connect business correspondents (“BCs”) and business facilitators (“BFs”) to the Bank. This initiative marks a significant milestone in our journey towards providing innovative solutions tailored to the evolving needs of customers. By leveraging this network of business correspondents and facilitators, we aim to enhance financial inclusion by extending banking products and services to the last mile.

Increase our market share of India’s expanding banking and financial services industry
In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths, including our strong brand, our diverse product offering and our extensive banking outlet and ATM networks, to increase our market penetration. We believe we can expand our market share by focusing on developing our digital offerings to target mass markets across India. We believe digital offerings will position us well to capitalize on growth in India’s banking and financial services sector, arising from India’s emerging middle class and growing number of bankable households. Our key indigenous digital products such as XCL, 10 Second Personal loans, digital loan against shares, and digital loan against mutual funds, among others, enable not only our existing customers but also new bank customers to avail loans in a seamless manner. These initiatives address the needs of the growing population of digital savvy customers. We believe we can also capture an increased market share by expanding our branch footprint, particularly by focusing on rural and semi-urban areas. As of March 31, 2024, we had 8,738 branches and 20,938 ATMs/CDMs in 4,065 cities and towns. In addition, we had 15,182 business correspondents, which were primarily manned by CSCs. In line with the Bank’s core value of product leadership, the Bank has significantly enhanced its process of managing the retail distribution franchise and its expansion by developing a scientific approach and using a “Distribution Planning Tool”. This data science tool combines data sources, including geo-spatial data on urbanization levels in India, credit bureau information on the presence of financial companies in an area and various internal data sources with a front-end data visualization solution. The Distribution Planning Tool has enabled the Bank to merge data-based insights with on-the-ground intelligence to take informed decisions on the expansion of distribution points (branches, ATMs/CDMs and business correspondents) at locations which carry high business potential across the country. We expect this approach to help optimize our expansion and increase our market share and profitability.
The Transaction further strengthens our positioning as a financial services conglomerate by adding insurance and mutual funds institutions as the Bank’s subsidiaries. Prior to the Transaction, we were a distributor for some of the products that we acquired as a consequence of the Transaction, such as insurance products and mutual funds. Now, we, inter alia
, bring together significant complementarities that previously existed between our Bank and HDFC Limited and are poised to create meaningful value for our stakeholders from increased scale, comprehensive product offering, balance sheet resiliency and ability to drive synergies across revenue opportunities, operating efficiencies and underwriting efficiencies.
Following the successful completion of the Transaction, we believe that we will be able to grow our housing loan portfolio and enhance our existing customer base, benefiting from acquired technological capabilities to evaluate the credit worthiness of customers and acquired offices to market our products and services across India. The housing market environment has changed with recent laws bringing in greater transparency. HDFC Limited’s secured and long-tenure products are expected to strengthen our robust asset portfolio mix. Home loan customers are typically retained for a longer time than other retail customers, and we are now able to offer products and services to a sizeable customer base that we acquired as a consequence of the Transaction, a significant part of which did not bank with us as of the date of completion of the Transaction. The rural and affordable housing lending portfolio that we acquired from HDFC Limited is expected to qualify as priority sector lending for us and may enable a higher flow of credit into priority sector lending.
Continue our investments in technology to support our digital strategy
As we continuously improve and modernize our core banking applications and information technology infrastructure, we have reinforced our technology and innovation know-how by undertaking key initiatives such as:

•
Digital Rupee:
HDFC Bank is participating in the RBI’s Digital Rupee Pilot Program. The Central Bank Digital Currency (“CBDC”), or Digital Rupee as it is popularly known, is the digital, secure, faster, and more inclusive version of the paper-note Indian Rupee, which strengthens privacy as the personal information of the payer is not exposed upon making payments. While its impact on the Bank’s financial performance in fiscal year 2024 was limited, the CBDC initiative promises substantial long-term benefits. The CBDC makes a strong case for fostering financial inclusion, reducing operational costs of physical cash management and inducing resilience, efficiency and innovation in payment systems.

•
UPI 2.0 Autopay:
United payment interface (“UPI”) Autopay is a feature that allows users to set up a mandate on recurring payment automation. The use cases include bill payment, school fees, OTT Subscription, Insurance premium, EMI Repayment and Mutual Funds, among others, for which regular collection by the merchant is required. It is simple and it allows timely and reliable payment for users. It helps customers avoid late fee charges and disconnections, thereby playing a pivotal role in customer retention, and benefiting merchants.

•
UPI Secondary ASBA:
UPI Secondary ASBA, also called Single Block Multiple Debit is a payment mechanism that allows investors to block their funds within their bank accounts towards a definite purchase of a financial instrument. This blocking mechanism is driven on UPI railroad and allows users to have simple, secure and convenient transactions. HDFC Bank is one of the pioneer banks to extend a UPI Secondary ASBA feature offering.

Cross-sell our broad financial product portfolio across our customer base
We are able to offer our complete suite of financial products across our network, including in rural locations. Further, as a result of the Transaction we have acquired a significant customer base that did not bank with us as of the completion date, and to whom we can offer our products and services. By matching our broad customer base with our ability to offer our complete suite of products (from banking to insurance and mutual funds, through our subsidiaries) to both rural and urban customers, we believe that we can continue to generate organic growth by cross-selling different products by proactively offering our customers complementary products as their relationships with us develop and their financial needs grow and evolve. For example, following the successful completion of the Transaction, we have witnessed a notable increase in cross-selling of savings accounts to incremental new-to-Bank housing loan customers, leading to a higher stickiness quotient of such customers and laying the foundation for a stronger digital connection with them.
Maintain strong asset quality through disciplined credit risk management
We have maintained high-quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Asset quality on the loan portfolio acquired from HDFC Limited remained stable. Our gross non-performing customer assets as a percentage of gross customer assets was 1.2 percent as of March 31, 2024. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.
Maintain a low cost of funds
We believe we can maintain a relatively low-cost funding base, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. The strong current and savings account profile that we had prior to the Transaction continues and enables us to tap into a low-cost funding base. We believe that we can additionally tap into the acquired customer base, a significant part of which did not bank with us as of the completion date, and to whom we can offer our low-cost deposit products. Our non-interest-bearing current and low-interest-bearing savings account deposits were 38.1 percent of our total deposits as of March 31, 2024. Our average cost of funds (including equity) was 3.5 percent in fiscal year 2023 and 4.0 percent in fiscal year 2024. HDFC Limited had a relatively higher cost of funds compared to the Bank resulting in higher average cost of funds for fiscal year 2024.
Embed ESG principles within our wider business strategy
We include environmental, social and governance (“ESG”) factors in our business strategy, including in the design of our products and services and the implementation of our processes and policies. Our ESG strategy, which seeks to create value for all stakeholders, focuses on climate change, community and society, along with certain practices related to customers and suppliers, lending, procurement and governance. We have a board-level Corporate Social Responsibility and ESG Committee with oversight of our sustainability and climate change initiatives, and the Board has approved an ESG policy framework to identify and mitigate the Bank’s climate change-related risks. In fiscal year 2022, we committed to become carbon neutral with respect to direct emissions from our operations by fiscal year 2032 and are putting in place an implementation framework to achieve carbon neutrality, including continuing our investments in renewable energy and energy efficiency projects to lower our carbon footprint. Other initiatives to reduce ESG risks include initiatives in digital banking, contributions to tree planting targets, green building, managing greenhouse gas emissions through various initiatives, including those to reduce paper consumption across the Bank, the use of renewable energy, the adoption of green tariffs and a reduction in energy consumption.
With increasing focus on formalizing climate change risk management and enhancing related disclosures, some stakeholders are also placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. We continue to monitor the impacts of climate change risks on our business, including as the result of regulatory developments, changing market practices and the transition to a low carbon economy, and to accelerate the development of our climate risk management capabilities. Developments in data collection and assessment methodologies are expected to continue to help improve and enhance our measurement and reporting of climate change risks and financed emissions. We are exploring frameworks to model and assess climate risks. We also continue our efforts to acquire granular data and test tools for climate risk assessments and to adopt suitable methodologies to analyze exposures under different climate scenarios through suitable partnerships—including exploring options to tie up or collaborate with data providers.
The evaluation of environmental and social (“E&S”) risks is also an integral part of our overall credit appraisal and approval process. Loans in excess of Rs. 1 billion are subject to the Bank’s ESG Risk Management Framework for Lending, wherein a detailed E&S assessment is undertaken. This framework requires an assessment of environmental, health, social, safety and climate change risks, in addition to other risks, as part of the overall credit appraisal process. In particular, wholesale borrowers with a direct customer risk greater than Rs. 1 billion across facilities are subject to a detailed E&S due diligence assessment as part of the Credit Appetite Memorandum, while exposures up to Rs. 500 million are subject to an abridged E&S due diligence. In addition, we are increasingly emphasizing green financing solutions and tailoring the Bank’s portfolio towards climate-sensitive financing and companies with appropriate risk assessment systems and processes.

Our Principal Business Activities
Our principal business activities consist of retail banking, wholesale banking, treasury services and insurance services. The following table sets forth our net revenue, comprising net interest revenue after provision for credit losses and net non-interest revenue attributable to each area for the last three fiscal years:

	Years ended March 31,
	2022			2023			2024
	(in millions, except percentages)
Retail banking	Rs.	640,670.1	71.8%	Rs.	808,952.1	71.5%	Rs.	960,249.9	US$	11,522.2	51.8%
Wholesale banking		235,811.3	26.4%		305,947.4	27.1%		325,808.4		3,909.4	17.6%
Treasury services		15,952.8	1.8%		16,261.7	1.4%		32,497.2		389.9	1.8%
Insurance services								504,724.6		6,056.2	27.2%
Others								30,591.1		367.1	1.6%
Net revenue	Rs.	892,434.2	100.0%	Rs.	1,131,161.2	100.0%	Rs.	1,853,871.2	US$	22,244.8	100.0%
We derive almost all of our revenue from our operations in India. Our revenue from our overseas operations is immaterial.
Retail Banking
Overview
We consider ourselves a one-stop shop for the financial needs of our customers. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, payment wallets, third-party mutual funds and insurance products, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, the market segment, our organization structure and our internal business reporting mechanism. Such grouping ensures optimal utilization and deployment of specialized resources in our retail banking business. Since completion of the Transaction, we are now directly engaged in providing housing loans. We also have specific products designed for lower-income individuals through our Sustainable Livelihood Initiative. Through this initiative, we reach out to the un-banked and under-banked segments of the Indian population in rural areas. We actively market our services through our banking outlets and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We follow a multi-channel strategy to reach out to our customers bringing to them choice, convenience and what we believe to be a superior experience. Innovation has been the springboard of growth in this segment and so has a strong focus on analytics and customer relationship management, which we believe has helped us to understand our customers better and offer tailor-made solutions. We further believe that these factors lead to better customer engagement. Our newly launched digital platform, HDFC Bank XpressWay offers a range of products and services digitally. It currently offers over 30 banking products, including loans, credit cards, account opening, investments, pre-approved banking offers as well as multiple value-added services.
As of March 31, 2024, we had 8,738 branches and 20,938 ATMs/CDMs in 4,065 cities and towns, including the branches acquired pursuant to the Transaction. In addition, we had 15,182 business correspondents, which were primarily manned by CSCs. We also provide telephone, internet and mobile banking to our customers. We plan to continue to expand our banking outlet and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.
Retail Loans and Other Asset Products
We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, housing loans, two-wheeler loans, credit cards and loans against securities. Our retail loans, of which 18.1 percent were unsecured, constituted 73.1 percent of our gross loans as of March 31, 2024. Apart from our banking outlets, we use our ATMs, telephone banking, internet banking and mobile banking to promote our loan products. We perform our own credit analysis of the borrowers and the value of the collateral if the loan is secured. See “
—Risk Management—I. Banking—Credit Management—Retail Credit
.” We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral, in most cases we obtain debit instructions/post-dated cheques covering repayments at the time a retail loan is made. It is a criminal offense in India to issue a bad cheque. Our unsecured personal loans, which are not supported by any collateral, are a greater credit risk for us than our secured loan portfolio. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher contracted interest rate since they carry a higher credit risk as compared to secured loans. See also “
Risk Factors—Credit Risks—Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance
.”

The following table shows the gross book value and percentage share of our retail credit products:

	At March 31, 2024
	Value (in millions)				% of Total Value
Retail Assets:
Auto loans	Rs.	1,378,523.1	US$	16,541.0	7.0
Personal loans/Credit cards		3,119,246.7		37,428.0	15.9
Retail business banking		4,207,836.2		50,490.0	21.5
Commercial vehicle and construction equipment finance		1,619,602.9		19,433.7	8.3
Housing loans		6,993,168.0		83,911.3	35.7
Other retail loans		2,272,031.2		27,262.1	11.6
Total retail loans	Rs.	19,590,408.1	US$	235,066.1	100.0
Auto Loans
We offer loans at fixed interest rates for financing of new and used car purchases, including electric vehicles, which have gained significant popularity in recent years. In addition to our general promotional efforts, we specifically market our offerings at various customer touch points such as authorized original equipment manufacturers, dealer showrooms and outlets, authorized direct sales agents and our banking outlets, as well as actively cross-selling these products through other lending businesses of the Bank. We also market our products through outbound and inbound calls with customers, as well as through the bank’s digital touch points. Having established our presence in this business over the last two decades, we believe we have consistently been a market leader and are well-equipped to serve the entire automobile ecosystem, including original equipment manufacturers, dealers and end-customers.
Personal Loans and Credit Cards
We offer unsecured loans at fixed rates to salaried individuals, self-employed professionals, small businesses and individual businessmen.
We offer credit cards on VISA, MasterCard, Diners Club and RuPay platforms under the classification of corporate cards, business cards, co-brand cards, premium retail cards and super premium retail cards. We had approximately 17.5 million and 20.6 million cards outstanding (i.e., total credit cards in circulation) as of March 31, 2023 and March 31, 2024, respectively.
We offer easy equated monthly instalments (“Easy EMI”) through consumer durable loans and cardless EMI. Consumer durable loans and Cardless EMI are available at no extra cost across multiple product categories under multiple brands.
Our efforts in the payments business are continuously focused on meeting customers’ specific requirements in the most accessible and relevant manner, while simplifying transactions.
In November 2020, a power failure at our primary data center caused outages in our internet banking, mobile banking, and payment systems. The RBI then temporarily halted our Digital 2.0 program and new credit card sourcing on December 2, 2020, and appointed a third-party auditor. Following the audit, the restrictions were partially lifted in August 2021 and fully removed in March 2022. See also “
Risk Factors
—
Technology Risks
—
A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition
.”
We have adopted preventive measures to strengthen our IT infrastructure and mitigate the risks of outages. Some of the key initiatives undertaken include the migration of core data centers in Bengaluru and Mumbai to state-of-the-art facilities, which has reinforced our capability to switchover more than 100 critical and not so critical (Application Availability Rating 3 & 4) applications within 30 to 120 minutes, when needed. The facilities have significantly enhanced our already resilient backbone by providing the Bank with a scalable and reliable infrastructure.
The Active-Active architecture further improves the availability and resilience of our applications. We have nine critical applications for which Active-Active architecture has been implemented. With this mechanism in place, data is replicated to both primary and secondary sites at the same time, which allows for a seamless failover to the secondary site in a very short time.
As part of our Hybrid-Cloud strategy, we have successfully implemented an industry-first common landing zone across leading cloud service providers (“CSPs”). This creates a secure and streamlined environment for all cloud deployments in the future by leveraging the scalability of cloud systems as needed. It facilitates distribution of workload across multiple CSPs by seamlessly switching between providers, which allows for an uninterrupted service. This streamlined environment also enhances our operations and management practices by providing a unified view of cloud resources, which enable centralized governance, monitoring and tracking.

The capacity of UPIs has grown threefold over the last three years, and the net banking and mobile banking capacity, along with its integrated applications like OBP and V+, has been expanded to manage 90,000 users concurrently. This has been a significant step as most of our customers now rely on our digital channels for banking needs. DR drills have been completed for all critical payment systems and upgrades in network and security have been carried out. In addition, we have intensified our DR drills for critical applications and intend to further strengthen our DR processes and capabilities through (a) a focus on reducing Recovery Time Objective (“RTO”) for key applications to 40-60 minutes, which has been completed for critical applications as planned, (b) deep automation to improve configuration drift management between primary and DR sites, (c) enrichment of existing automation tools for DR to cover all scenarios and further reduce RTO time, and (d) refactoring key applications into an “Active-Active” always available design.
For more information on our cybersecurity framework, see “
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cybersecurity
”.
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
Housing Loans
Prior to the Transaction, we provided home loans through an arrangement with our principal shareholder HDFC Limited, under which we sourced loans for HDFC Limited through our distribution channels. The loans were booked by HDFC Limited and we had a right, but not an obligation, to purchase up to 70.0 percent of the home loans sourced under this arrangement. Upon completion of the Transaction, on July 1, 2023, we acquired a housing loans portfolio of Rs. 5,241.9 billion from HDFC Limited. There has been a smooth and seamless integration of this business into our Bank. We are now directly engaged in financing the purchase and construction of residential houses. We offer a wide range of loans at floating interest rates to low, middle and high income salaried and self-employed segments, including professionals, for the financing of housing property purchases through builders and development authorities, resales and own construction, residential plot purchases and construction thereon. We also offer loans to extend or add space to existing homes and to carry out enhancements or renovations of existing homes. We also cater to the affordable housing and rural housing segments. Our primary objective is to enhance the residential housing stock in India through the provision of housing finance in a systematic and professional manner, and to promote home ownership.
In addition to our general promotional efforts, we specifically market our product and customer offerings at various customer touch points such as our banking outlets authorized direct sales agents and, through other lending businesses of the Bank. We also market our products through outbound and inbound calls with customers, as well as through the bank’s digital touch points. Having established our presence in this business over four decades, we believe we have consistently been a market leader and are well-equipped to serve the housing finance needs of customers across all segments.
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
Kisan Gold Card (Agri Loans)
Under the Kisan Gold Card (“KGC”) scheme, funds are extended to farmers in accordance with the RBI’s Kisan Credit Card scheme which is aimed at financing agricultural and related credit requirements. The KGC is a credit facility of a specified amount, which is offered to farmers to finance certain requirements, including the production of crops, post-harvest repair and maintenance expenses, miscellaneous consumption needs, and allied agricultural activities, such as, among others, animal husbandry (dairy and poultry) and fisheries. In addition to loans for recurring needs, long-term investment loans are granted for purposes including the purchase of farm machinery, establishing warehouse/logistical facilities and land development activities, such as the digging of tube wells, installation of irrigation sprinklers, construction of post-harvest management infrastructure and community farming assets like custom hiring centers, the purchase of drones, packaging, assaying and sorting grading units, primary processing centers, and sheds for animals.
Depending on the requirements, various types of facilities are extended under the scheme. These include cash credit, overdrafts, term loans, farm development loans and drop line overdraft limits. The amount of cash credit funding is based on the farmer’s cropping pattern, the amount of land used and the scale of finance for specific crops. With respect to working capital for allied activities (
e.g.
, cattle rearing, poultry, fishery), funding is based on the scale of finance and the number of units or acreage, while for term loans it is based on the unit cost of assets proposed to be financed. These facilities are extended to farmers based on the crop grown, harvest cycle, geography and region.
Through our knowledge of rural customers’ preferences, we have established a strong footprint in rural areas and we are able to impact the lives of thousands of rural people making banking accessible to areas which lack formal sources of financial services, including credit. Our focus in rural markets is not only to increase credit uptake, but also to strengthen relationships with rural customers by empowering them. In addition to advising farmers on their financial needs, we are increasingly focusing on educating them on the benefits of various governmental and regulatory schemes, such as crop insurance, interest subvention, the agriculture infrastructure fund, and the solar irrigation pump under Pradhan Mantri Kisan Urja Suraksha evam Utthaan Mahabhiyan (PM KUSUM).
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
We also offer loans which primarily include loans/overdrafts against time deposits, health care equipment financing loans, tractor loans, education loans and loans to self-help groups.

Retail Deposit Products
Retail deposits provide us with a low-cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 83.7 percent of our total deposits as of March 31, 2024. The following chart shows the book value of our retail deposits by our various deposit products:

	At March 31, 2024
	Value (in millions)				% of total
Savings	Rs.	5,908,719.0	US$	71,891.0	29.7
Current		2,118,751.2		25,778.7	10.6
Time		11,877,187.1		144,508.9	59.7
Total	Rs.	19,904,657.3	US$	242,178.6	100.0
Our retail account holders have access to the benefits of a wide range of direct banking services, including debit and ATM cards, access to internet, phone banking and mobile banking services, access to our growing branch and ATM network, access to our other distribution channels and facilities for utility bill payments and other services. Our retail deposit products include the following:

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
Upon completion of the Transaction, on July 1, 2023, deposits aggregating to Rs. 1,571.2 billion were integrated into our deposits base, a major part of which pertained to the retail segment.
As of March 31, 2024, 25.0 percent of our retail deposit customers (managed base) contributed 73.0 percent of our retail deposits.
We also offer special value-added facilities, which provide our customers added value and convenience. These include a savings account that allows for automatic transfers from the savings account to a time deposit account, as well as a time deposit account with an overdraft facility.
Other Retail Services and Products
Debit Cards
We had approximately 50.7 million and 54.7 million debit cards outstanding as of March 31, 2023 and March 31, 2024, respectively. The cards can be used at ATMs, point-of-sale terminals and payment gateways in India and in other countries across the world.
Merchant Acquiring
We provide offline and online acceptance solutions to small, medium and large enterprises for payment acceptance across all form factors like credit and debit cards (Visa/MasterCard/Diners Club/RuPay cards), UPI, multi bank EMI, multi bank internet banking and wallets. We had approximately 5.1 million acceptance points as of March 31, 2024.
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
Mutual Fund Distribution
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

Insurance Distribution
HDFC Bank is registered as a corporate agent for the solicitation of life, general and health insurance and agriculture insurance business under regulations prescribed by the Insurance Regulatory and Development Authority of India. Currently, we have arrangements with our subsidiary HDFC Life Insurance Company Limited, and two other life insurance companies, namely Tata AIA Life Insurance Company Limited and Aditya Birla Sun Life Insurance Company Limited, our joint venture HDFC ERGO General Insurance Company Limited, and three other general insurance companies, namely Bajaj Allianz General Insurance Company Limited, ICICI Lombard General Insurance Company Limited and Go Digit General Insurance Company Limited, two health insurance companies, namely Aditya Birla Health Insurance Company Limited and Niva Bupa Health Insurance Company Limited, and one agriculture insurance company, named Agriculture Insurance Company of India Ltd. We earn commissions on new premium collected, as well as trail income in subsequent years in certain cases while the policy is still in force, from the above life, general and health insurance companies. Our commission income for fiscal year 2024 included fees of Rs. 14,016.7 million in respect of life insurance business and Rs. 9,146.8 million in respect of non-life insurance business (this includes income from our subsidiary HDFC Life for the three months ended June 30 2023, following which this income is eliminated upon consolidation).
Bill Payment Services
We are a part of the Bharat Bill Payment System network and offer our customers bill payment services for all utility companies, including water, electricity, gas, mobile postpaid, telephone, broadband, direct-to-home, mobile recharge, Fastag, LPG cylinder, municipal services, cable television, housing society, tax, hospital, subscription, donation, clubs & associations, and internet service providers, financial products such as credit card, insurance, gold scheme recurring deposit, loan and mutual funds as well as rent payment and educational billers. We also offer Smartpay (auto pay functionality) for all these bills. We believe this is a valuable convenience that we offer our customers. We offer these services to customers through multiple distribution channels: internet banking, mobile banking and phone banking.
Corporate Salary Accounts
We offer Corporate salary accounts to employees of corporate and government entities, enabling employees’ salaries to be credited by the entity directly or via the Bank. A salary account is a type of savings account with no minimum balance requirement in lieu of regular salary credits. Benefits, including a premium debit card and complimentary personal accident cover are provided, among others. We also offer salary accounts tailored for employees of the defense and government sector. As of March 31, 2024, these accounts constituted 27.5 percent of our savings deposits by value.
Non-Resident Indian Services
Non-resident Indians (“NRIs”) are an important target market segment for us given their relative affluence and strong ties with family members in India. Our private and premium banking programs in India are also extended to NRI clients. Relationship managers in India facilitate the banking and investment transactions of our NRI clients. Through our overseas branch in Bahrain, we offer deposits, bonds, equity, mutual funds, treasury and structured products offered by third parties to our NRI clients. We also have referral arrangements with product/service providers for NRI clients. Our non-resident deposits amounted to Rs. 1,431.3 billion as of March 31, 2023 and Rs. 1,741.6 billion as of March 31, 2024.
Retail Foreign Exchange
We purchase foreign currency from and sell foreign currency to retail customers in the form of cash, travelers’ cheques, demand drafts, foreign exchange cards and other remittances. We also carry out foreign currency cheque collections.
Customers and Marketing
We identify and target distinct market customer segments for our retail financial services. Customers are at the core of all marketing initiatives of the Bank, and we rely on digital and analytics to improve their experience. Digital marketing relies on advanced analytics to identify and offer the right product and services to each customer based on their specific needs. Our investments in AI platforms help understand customer behavior and preferences in depth and deliver contextual personalized interventions at scale. We use modern marketing tools to reach customers at their preferred channels and provide frictionless digital journeys that allow customers to consume our financial products and services. We execute digital marketing plans at scale and in tandem with traditional marketing channels to provide our customers quick and easy access to all our financial solutions, including loans, deposits, and payment solutions.
Marketing has also created a connected customer experience between the physical and digital channels of the Bank for both Sales and Service using AI and Digital Journey investments.

The “Infinite Smiles” program helps us establish customer-centric actions through improvements in products, services, processes and policies, and enables us to measure customer loyalty through a closed-loop customer feedback system. The insights we receive help us implement changes to further improve customer experiences and strengthen their loyalty.
We also have programs that target other specific segments of the retail market. For example, under our private and premium banking programs, the relationship managers distribute mutual funds and insurance products and provide incidental advice related to these products. We also offer a digital investment platform called “HDFC Bank SmartWealth” which provides customers with access to mutual funds, fixed deposits and more, allowing them to manage their investments online conveniently. Customers interested in alternate products (such as fixed income, private equity, alternate investment funds and structures) or services such as succession planning, tax planning, trust formation and will writing are referred directly to product/service providers where we have referral arrangements. Customers seeking investment advice on alternate products are referred to HSL (a registered investment adviser regulated by the SEBI (Investment Advisers) Regulations 2013), where a team of certified investment advisers provide this service. In addition, we participate in the distribution of government bonds and have referral tie-ups with other corporates for customers desirous of availing their products and services that synergize with our businesses. Our commission income included income from marketing and distribution of Rs. 17,630.6 million for fiscal year 2024 (this includes income from our subsidiary HDFC AMC for the three months ended June 30, 2023, following which this income is eliminated upon consolidation) and Rs. 38,662.9 million for fiscal year 2023, which comprised income for displaying publicity materials at our branches/ATMs, commissions on mutual funds, pension and other investment/saving products and sourcing and referral income.
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
Our principal commercial banking products include a range of financing products, documentary credits (primarily letters of credit) and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products. Our financing products include loans, overdrafts, bill discounting and credit substitutes, such as commercial paper, debentures, preference shares and other funded products. Our foreign exchange and derivatives products assist corporations in managing their currency and interest rate exposures. We serve them by extending credit as well as by offering banking products and solutions that assist in managing their entire financial business cycle.
In terms of commercial banking products, our customers include companies that are part of private sector business houses, public sector enterprises, multinational corporations and the Government as well as small and mid-sized businesses. Our customers also include suppliers and distributors of corporations to whom we provide credit facilities and with whom we thereby establish relationships as part of a supply chain initiative for both our commercial banking products and transactional services. We aim to provide our corporate customers with high-quality customized service. We have relationship managers who focus on particular clients and who work with teams that specialize in providing specific products and services, such as cash management and treasury advisory services.
Our Bank provides a comprehensive suite of platforms tailored to meet the diverse needs of corporate clients. Among these, our Corporate Net Banking platform stands out, offering both the reliable e-Net service and the more recently upgraded CBX platform. Our Trade Platform—Trade on Net (“TON”) facilitates efficient trade transactions. Additionally, our Supply Chain Finance (“SCF”) transaction platform, enables digital contract bookings and automated disbursements, streamlining end-to-end SCF transactions for the corporates. Our Bank has also integrated with all three TReDS platforms.
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

Commercial Banking Products
Commercial Loan Products and Credit Substitutes
Our principal financing products are working capital facilities and term loans. Working capital facilities primarily consist of cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers that are secured by working capital such as inventory and accounts receivable. Bill discounting consists of short-term loans, which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. Term loans consist of short-term loans and medium term loans, which are typically loans of up to five years in duration. Over 90.0 percent of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the U.S. dollar.
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
Upon completion of the Transaction, on July 1, 2023, we acquired a non-individual loans portfolio of Rs. 1,015.0 billion from HDFC Limited. There has been a smooth and seamless integration of this business into the Bank. We now provide construction finance, wherein loans are given for construction of residential and commercial properties. Construction finance loans are generally fully secured and have full recourse against the borrower.
The following table sets forth the asset allocation of our commercial loans and financing products by asset type. For accounting purposes, we classify commercial paper and debentures as credit substitutes (which, in turn, are classified as investments).

	As of March 31,
	2022		2023		2024		2024

	(in millions)
Gross wholesale loans	Rs.	5,099,009.3	Rs.	5,911,512.1	Rs.	7,202,639.3	US$	86,424.7
Credit substitutes:
Commercial paper	Rs.	1,468.2	Rs.	—	Rs.	—	US$	—
Non-convertible debentures		581,551.5		503,187.6		131,458.6		1,577.4
Preferred shares		0.5		0.2		28.3		0.3
Total credit substitutes	Rs.	583,020.2	Rs.	503,187.8	Rs.	131,486.9	US $	1,577.7
Gross wholesale loans plus credit substitutes	Rs.	5,682,029.5	Rs.	6,414,699.9	Rs.	7,334,126.2		88,002.4
While we generally lend on a cash flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2024, approximately 67.6 percent of the aggregate principal amount of our gross wholesale loans was secured by collateral and Rs. 2,334.9 billion in aggregate principal amount of loans were unsecured. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “
—Risk Management—I. Banking—Credit Management—Wholesale Credit
.”
We price our loans based on a combination of our own cost of funds, market rates, tenor of the loan, our rating of the customer and the overall revenues from the customer and with reference to the applicable benchmark. An individual loan is priced on a fixed or floating rate and the pricing is based on a margin that depends on, among other factors, the credit assessment of the borrower. We are required to follow the system requirements related to the interest rate on advances, issued by the RBI from time to time, while pricing our loans. For a detailed discussion of these requirements, see “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Regulations Relating to Making Loans
.”
The RBI requires banks to lend to specific sectors of the economy. For a detailed discussion of these requirements, see “
Supervision and Regulation— I. Regulations Governing Banking Institutions—Directed Lending
.”

Bill Collection, Documentary Credits and Bank Guarantees
We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on an ongoing basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2022		2023		2024		2024
			(in millions)
Bill collection	Rs.	8,826,470.0	Rs.	11,526,616.0	Rs.	11,536,317.1	US$	138,424.7
Documentary credits		2,543,661.3		2,766,993.2		2,688,235.6		32,256.2
Bank guarantees		455,008.5		610,568.0		715,671.6		8,587.4
Total	Rs.	11,825,139.8	Rs.	14,904,177.2	Rs.	14,940,224.3	US$	179,268.3
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
Foreign Exchange and Derivatives
Our foreign exchange and derivative product offering to our customers covers a range of products, such as spot and forward foreign exchange contracts, forward rate agreements, currency swaps, currency options and interest rate derivatives. These transactions enable our customers to hedge or reduce their risk on foreign exchange and interest rate exposure. A specified group of relationship managers from our treasury front office works on such product offerings in line with the customers’ risk and other requirements and within the framework of our Suitability and Appropriateness policy.
Forward foreign exchange contracts are commitments to buy or sell fixed amounts of currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another and exchange of principal amounts at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees without exchanging the notional principal. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined, being the difference between the contracted rate and the market rate on the settlement date. The underlying rate of interest could be an interest rate curve, interest rate index or bond yield. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date.

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps in the inter-bank market, broadly to support our customers’ requirements and, to a limited extent, for our own account. The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2022, 2023 and 2024, together with the fair values on each reporting date.

	As of March 31,
	2022				2023				2024				2024
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(in millions)
Interest rate swaps and forward rate agreements	Rs.	3,163,571.7	Rs.	2,253.9	Rs.	3,325,893.2	Rs.	6,032.8	Rs.	3,630,608.3	Rs.	5,326.6	US$	43,563.8	US$	63.9
Forward exchange contracts, currency swaps, currency options	Rs.	1,892,709.0	Rs.	(12,243.4)	Rs.	1,786,811.9	Rs.	5,327.2	Rs.	1,595,889.9	Rs.	(2,204.3)	US$	19,149.1	US$	(26.4)
Investment Banking
Our Investment Banking Group offers services in the debt and equity capital markets. The group has arranged project financing for clients across various sectors including energy, roads, healthcare, real estate, consumer, telecom infrastructure, industrials, metal & mining and cement. The group advised on aggregate primary debt issuances of over Rs. 847.4 billion worth of rupee-denominated corporate bonds across public sector undertakings, financial institutions and our corporate clients, becoming the second-largest corporate bond arranger in the market for fiscal year 2024. In the equity capital markets business, the group is working on various transactions and concluded three initial public offerings and three qualified institutional placements during fiscal year 2024. In the advisory business, we advise clients from a variety of sectors, including infrastructure, consumer, fintech, financial services, chemicals and manufacturing industry. The group focused on merger and acquisition activities in infrastructure and concluded sizeable deals in digital and renewable sectors during fiscal year 2024.
Wholesale Deposit Products
As of March 31, 2024, we had wholesale deposits aggregating to Rs. 3,863.6 billion, which represented 16.3 percent of our total deposits. We offer both non-interest-bearing current accounts and time deposits. We are permitted to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 20.0 million), provided the rates booked on a day are the same for all customers of that deposit size for that maturity. See “
Selected Statistical Information
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
We offer traditional and new age digital banking products and experience an increasing demand for digital banking services. While we believe that we have been one of the leading banks in the traditional CMS market, we believe that we have also been able to forge a similar position in the new age CMS market,
i.e.
, digital cash management, and we also believe that we have aligned our product offering with changing and dynamic customer needs. Currently, approximately 97.7 percent of our transactions are done on the electronic platform.
Today, we believe that we are a leading service provider of digital banking products with a large share of business across customer segments. We have, thus, been able to reduce our transaction costs while maintaining our fees and float levels.

Clearing Bank Services for Stock and Commodity Exchanges
We are a clearing bank for the cash and derivatives (“F&O”) segment, currency derivatives, commodity derivatives, securities lending and borrowing and other segments for the National Stock Exchange of India Limited (“NSE”), the BSE Limited, the Multi Commodity Exchange (“MCX”), National Commodity and Derivatives Exchange Limited (“NCDEX”), the Indian Energy Exchange (“IEX”), the Indian Gas Exchange (“IGX”) and Power Exchange India Limited (“PXI”), as well as the three exchanges set up in Gujarat International Finance Tec-City (“GIFT City”): NSE International Limited, the India International Exchange (“INX”) and India International Bullion Exchange IFSC Limited (“IIBX”).
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
Custodial Services
We are registered as a custodian with India’s securities market regulator, the Securities and Exchange Board of India (the “SEBI”). As custodians, we provide custody services to domestic and foreign investors that include domestic mutual funds, portfolio managers, insurance companies, alternative investment funds and Foreign Portfolio Investors (“FPIs”). These services include safekeeping of securities, trade settlement, collection of dividends and interest payments on securities, fund accounting services, securities lending and borrowing and derivatives clearing services (including currency derivatives and interest rate futures). We are also registered as a designated depository participant (“DDP”) with the SEBI to grant registration to foreign investors for portfolio investments in India as FPIs.
Our international banking unit, HDFC Bank-IBU, is registered as custodian at the Gujarat International Finance Tec-City International Financial Services Centre (“GIFT IFSC”) with the International Financial Services Centers Authority (“IFSCA”) and provides custody services to clients. Our IBU also acts as custodian for the NSE International Financial Services Centre (“NSE IFSC”) receipts issued against the underlying U.S. securities listed on NYSE or NASDAQ and admitted by the NSE IFSC exchange in GIFT City.
Correspondent Banking Services
We act as a correspondent bank for co-operative banks, foreign banks and certain private banks. We provide cash management services, funds transfer services, such as letters of credit, foreign exchange transactions and foreign cheque collection. We earn revenue on a fee-for-service basis and benefit from the cash float, which reduces our overall cost of funds.
We are well-positioned to offer this service to co-operative banks, foreign banks and select private banks in light of the structure of the Indian banking industry and our position within it. Co-operative banks are generally restricted to a particular state, and foreign banks and some private banks have limited branch networks. The customers of these banks frequently need services in other areas of the country where their own banks do not operate. Because of our technology platforms, our geographical reach and the electronic connectivity of our branch network, we can provide these banks with the ability to provide such services to their customers.
Tax Collections and Distribution of Welfare Schemes
We have been appointed by the Government of India to collect direct taxes. In fiscal years 2023 and 2024, we collected Rs. 4,991 billion and Rs. 5,252 billion, respectively, of direct taxes for the Government of India. We are also appointed to collect Goods and Services Tax (“GST”) and other indirect taxes in India. In fiscal years 2023 and 2024, we collected Rs. 3,450 billion and Rs. 3,771 billion, respectively, of such indirect taxes for the Government of India and relevant state Governments. We also process e-freight transactions for our customers; volumes processed for fiscal years 2023 and 2024 were Rs. 1 billion and Rs. 27 billion, respectively. We earn a fee from the Government of India for tax collection and e-freight processing and benefit from the build-up of account balances.
We also disburse funds of various welfare programs of various Government entities to the related agencies or end beneficiaries. We have distributed funds aggregating to Rs. 6,500 billion and Rs. 6,850 billion for fiscal years 2023 and 2024 for Government of India schemes through our accounts. We earn float income from the large deposits garnered for distribution across the various tiers of Government ranging from the state to local governments and the end beneficiaries. Participation in such programs also enables us to target acquisition of deposit accounts of end beneficiaries in semi-urban and rural areas. We hope to expand our range of transactional services by providing more services to Government entities.

Treasury Services
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
Our treasury operations also include foreign exchange and derivative product offerings to our customers covering a range of products, including foreign exchange and interest rate transactions and hedging solutions, such as spot and forward exchange contracts, forward rate agreements and derivatives. While “plain vanilla” products are offered to all customer segments, derivative products are offered mostly to our wholesale customers in accordance with the RBI guidelines. A specified group of relationship managers from our treasury front office works on such product offerings in line with the customer’s risk and other requirements and within the framework of our Suitability and Appropriateness policy.
We also enter into derivative contracts not denominated in rupees. Typically, the market risks arising out of such products are economically hedged in the interbank market. We also operate under a capped risk exposure to each interbank counterparty. In order to manage residual risks and for overall balance sheet management, we also undertake limited proprietary trading transactions, subject to limits approved by our Board of Directors.
The following table sets out the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2022, 2023 and 2024, together with the fair values on each reporting date:

	As of March 31,
	2022			2023				2024				2024
	Notional	Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.2,029,651.4	Rs.	225.1	Rs.	2,788,819.0	Rs.	(205.0)	Rs.	4,796,148.5	Rs.	(8,912.7)	US$	57,549.2	US$	(106.9)
Forward exchange contracts, currency swaps, currency options	Rs.5,402,291.4	Rs.	15,147.5	Rs.	7,895,164.9	Rs.	11,810.9	Rs.	11,247,250.9	Rs.	5,419.0	US$	134,956.2	US$	65.0

Domestic Money Market and Debt Securities Desk
Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements including Liquidity Coverage Ratio (“LCR”). These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian Government securities. See also “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Legal Reserve Requirements
.” The Bank meets the LCR requirement by maintaining an adequate level of high-quality liquid assets, mainly Government securities above its mandated statutory requirements. Our average liquidity coverage ratio for the three months ended March 31, 2024 was 115.17 percent on a consolidated basis. This ratio was higher than the regulatory requirement of 100 percent. See also “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Regulations on Asset Liability Management
.” Our local currency desk primarily trades Indian Government securities for our own account. We also participate in the inter-bank call deposit market and engage in limited trading of other debt instruments.
Equities Market
We trade a limited amount of equities of Indian companies for our own account as part of the equity trading portfolio of our treasury operations, which are specified in the approved list of equity universe that is reviewed at least on a quarterly basis or on a need-based basis as mandated in the Bank’s internal policy. As of March 31, 2024, we had an internal aggregate approved limit of Rs. 1,500 million for proprietary equity trading, which included Rs. 750 million (defined as a sub-limit of the aggregate approved limit) for primary purchases of equity investments for proprietary trading and Rs. 300 million (defined as a sub-limit of the aggregate approved limit) for investment in equity mutual funds for proprietary trading with requisite approvals. We set limits on the amount invested in any individual company as well as a stop-loss trigger level and a value-at-risk limit for the proprietary equity trading portfolio. Our exposure as of March 31, 2024 was within these limits.
In addition, we had long-term and strategic investments in equities and equity-linked instruments within the Board-approved quantum for such investments. All such investments are carried out after review and approval of the proposal by the investment committee and the Board, if applicable.
Insurance Services
Since completion of the Transaction, we provide a wide range of life insurance products and services through our newly acquired subsidiary HDFC Life, which is listed on Indian stock exchanges. Our share ownership in HDFC Life was 50.4 percent as of March 31, 2024. HDFC Life has two wholly owned subsidiaries, HDFC Pension Management Company Limited (“HDFC Pension”), which is a pension fund manager under the National Pension System architecture and HDFC International Life & Re. in the Dubai International Financial Centre which continues to offer treaty and facultative led reinsurance solutions to cedents and client partners, across life and medical insurance lines. Our life insurance business offers long-term savings, protection and retirement or pension products, as well as health insurance products, through a multi-channel distribution network, which comprises 0.21 million agents, 535 branches across India, and a wide spectrum of more than 300 partnerships. We offer individual and group products along with rider benefits. Our life insurance business had assets under management of Rs. 2,922.2 billion as of March 31, 2024. Total premium income for the nine months following completion of the Transaction on July 1, 2023 was Rs. 147.3 billion, of which renewal premium was Rs. 85.2 billion and new business premium was Rs. 62.1 billion. The company had 65 individual and 18 group products and 13 riders in its portfolio. It maintained a healthy balance in terms of product mix i.e. unit linked, non-par savings, participating products and annuity. As part of its overall business, HDFC Life has achieved prescribed regulatory targets of social and rural business.
Others
Asset Management Services
Since completion of the Transaction, we provide asset management services through our subsidiary HDFC AMC, in which we have a 52.5 percent interest and which has been appointed as the investment manager to HDFC Mutual Fund, one of India’s largest mutual funds. HDFC AMC had 254 branches as of March 31, 2024. We receive investment management fees from the mutual fund which are charged as a percentage of the assets under management (“AUM”). The maximum amount of management fee that can be charged is subject to the applicable SEBI regulations.
We also provide portfolio management services, advisory services and investment management services to alternative investment funds (“AIFs”). We earn management fees, which are generally charged as a percent of the AUM. In certain instances, we also have a right to charge a performance fee to the clients if the portfolio achieves a particular level of performance as mentioned in the agreement with the client, to the extent permissible under applicable regulations. Generally, no upfront fee is charged to the clients. HDFC AMC has also been appointed as the investment manager to HDFC AMC AIF-II, and we are entitled to a management fee as per the terms of the agreement and any other fees as agreed.
For the nine months ended March 31, 2024, HDFC AMC earned fees of Rs. 20.1 billion. Assets under management amounted to Rs. 6,073 billion as of March 31, 2024.

Education Loans
We provide various services to schools, toward admissions, website development, creating awareness in the community, technology and design consultancy, vendor management, academic content trainings and other support services required for the smooth functioning of the institutions, through HDFC Edu, a former subsidiary of HDFC Limited, which is a wholly owned subsidiary of the Bank since completion of the Transaction on July 1, 2023. The Bank’s control of this subsidiary is intended to be temporary, since, as directed by the RBI in connection with the Transaction, HDFC Edu is expected to be fully divested no later than July 1, 2025. (see “
—About our Bank
”)
Until March 2024, we also provided loans to students pursuing higher education in India and abroad through HDFC Credila, a subsidiary of HDFC Limited that became our subsidiary upon completion of the Transaction. As directed by the RBI in connection with the Transaction, we divested a portion of the share capital of HDFC Credila to Kopvoorn B.V., Moss Investments Limited, Defati Investments Holding B.V. and Infinity Partners. As of March 31, 2024, we retained a 9.99 percent interest in HDFC Credila. See “
Related Party Transactions—II. Other Related Party Transactions since April 1, 2023—HDFC Credila Financial Services Limited (“HDFC Credila”)
”.
Real Estate Financing
We provide real estate private equity financing through our subsidiary HDFC Capital. We provide long-term equity and mezzanine capital to developers at the land and pre-approval stage, predominantly for the development of affordable and mid-income housing in India. We seek to promote innovation and the adoption of new technologies within the real estate sector by investing in and partnering with technology companies.
Distribution Channels
We deliver our products and services through a variety of distribution channels, including banking outlets, direct sales agents, ATMs, phone banking, internet banking, mobile banking, SMS-based banking and WhatsApp banking.
Banking Outlets
Our banking outlets comprise branches and business correspondents. As of March 31, 2024, we had a total of 8,738 branches covering 4,065 cities and towns, including the branches acquired pursuant to the Transaction. In addition, we had 15,182 business correspondents, which were primarily manned by CSCs. The CSCs are instrumental in increasing our penetration in deeper geographies. We are aligned with the Government’s Digital Banking Units Initiative (“DBUs”) to extend efficient, secure, paperless banking services to remote areas. We have established four DBUs in India. These units offer a human touch, fostering trust and connectivity within communities. Our comprehensive distribution network spanning the length and breadth of the country enables us to serve customers better while actively participating in India’s inclusive development agenda.
All of our banking outlets are electronically linked so that our customers can access their accounts from any banking outlet regardless of where they have their accounts. We offer various banking services to our customers through our arrangements with correspondent banks and exchange houses in overseas locations.
As part of its banking outlet licensing conditions, the RBI requires that at least 25.0 percent of all incremental banking outlets added during the year be located in unbanked rural centers/left wing extremism (“LWE”) affected districts/north eastern states and Sikkim. During fiscal year 2024, 230 of our banking outlets (including banking outlets manned by the CSCs) were in unbanked rural centers, LWE-affected districts, northeastern states and Sikkim. With the objective of liberalizing and rationalizing the branch licensing process, the RBI granted general permission, effective from October 2013, to banks like us to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and other prescribed conditions. In May 2017, the RBI further liberalized the branch authorization policy. See “
Supervision and Regulation— I. Regulations Governing Banking Institutions—Regulations Relating to the Opening of Banking Outlets
”, “
Risk Factors—Risks Relating to Our Business—If we are unable to manage or sustain our growth, our operations may suffer and our performance may decline”
and “
Risk Factors—Risks Relating to Our Ownership Structure and the Transaction—We may be unable to successfully integrate HDFC Limited’s business into the Bank’s business and, as a result, we may fail to realize the anticipated benefits of the Transaction, which has exposed us to incremental regulatory requirements”.
We have overseas banking outlets in Bahrain, Hong Kong and the Dubai International Finance Centre (“DIFC”). These banking outlets cater to the needs of our overseas clients, both corporate and individual. They offer banking services like deposit taking, trade products, foreign exchange and derivatives hedging and wealth management (primarily to non-resident individual customers). In addition, we have representative offices in Abu Dhabi, Dubai, Nairobi and, as a result of the Transaction, London and Singapore. We also have an International Banking Unit (IBU) presence in the International Financial Service Centre Banking Unit at the GIFT City in Gandhinagar, Gujarat. This unit operates in a similar fashion to our overseas banking outlets.

Automated Teller Machines
As of March 31, 2024, we had 20,938 ATMs/CDMs, of which 11,649 were located at our banking outlets or extension counters and 9,289 were located off-site.
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
Phone Banking
We provide phone banking services to our customers in 3,836 cities and towns as at March 31, 2024. Customers can access their accounts over the phone through our 24-hour automated voice response system and can conduct balance and transaction inquiries, order cheque books and order stop payments of cheques. In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers. In select cities, customers can also engage in financial transactions such as opening deposits.
Mobile Banking
Our mobile banking application aims to harmoniously integrate traditional banking with digital advancements. It features an intuitive and robust design, enabling customers to effortlessly access and manage their accounts. Key functionalities include transferring funds via the national electronic funds transfer (“NEFT”), making immediate payments using the Unified Payments Interface (“UPI”) and managing bills and investments. Designed to meet evolving customer needs and technological progress, our application prioritizes a customer-centric approach to enhance user experience and simplify navigation. To bolster security, we have incorporated a “Runtime Application Self-Protection” (“RASP”) feature, which safeguards the app against sophisticated security threats such as screen sharing and remote access, which aims to create a secure banking environment. Additionally, we have implemented Mobile Number Verification. This security layer restricts access to the MobileBanking App to devices containing the SIM card of the bank-registered mobile number, which we believe significantly reduces the risk of cyber fraud and enhances account security.
Internet Banking
Our internet banking facility provides customers with a convenient and safe way to manage their banking needs from the comfort of their home or office. With 24/7 access, users can perform almost all banking transactions online while being assured of the highest levels of security standards. Our internet banking platform offers a comprehensive range of services, including viewing balances and statements, transferring funds, paying bills, opening term and recurring deposit accounts, recharging mobile and direct to home recharges, ordering cheque books and even online shopping. This wide range of features allows our customers to enjoy a seamless and hassle-free banking experience and provides a comprehensive, safe and convenient solution for all banking needs.
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
Risk Management

I.	Banking
Risk is inherent in our business and sound risk management is critical to our success. The major types of risk we face are credit risk, market risk, operational risk, liquidity risk, interest rate risk and IT and digital risk. We have developed and implemented comprehensive policies and procedures to identify, assess, monitor and manage our risk.

Credit Risk
Credit risk is defined as the possibility of losses associated with diminution in the credit quality of borrowers or counterparties. In a bank’s portfolio, losses stem from outright default due to the inability or unwillingness of a customer or counterparty to meet commitments in relation to lending, trading, settlement and other financial transactions. Alternatively, losses result from a reduction in portfolio value arising from actual or perceived deterioration in credit quality. Credit risk typically results from a bank’s dealings with an individual, corporate, bank, financial institution or a sovereign. The Board of Directors is responsible for managing the comprehensive risks faced by the Bank, including credit risk. The Board endorses the credit risk strategy and approves the credit risk policies of the Bank. The Bank’s Risk Policy & Monitoring Committee (“RPMC”), which is a Board-level committee, supports the Board by supervising the implementation of the credit risk strategy. It guides the development of policies, procedures and systems for managing credit risk. The RPMC ensures that these policies are adequate and appropriate to changing business conditions, the structure and needs of the Bank and the risk appetite of the Bank. It periodically reviews the portfolio composition and the status of impaired credits.
The Retail and Small and Medium Enterprises (“SME”) Credit Risk Management and Wholesale Credit Risk Management, which function within the Risk Management Group under the Chief Risk Officer (“CRO”), run the credit risk management centrally in the Bank. The risk management function is clearly demarcated and independent from the operations, credit and business functions of the Bank.
Retail and SME Credit Risk
Retail lending, given the granularity of individual exposures and diversity in borrower profiles, is managed largely on a portfolio basis across various products and customer segments. There are robust front-end and back-end systems in place to ensure credit quality and to minimize losses from defaults. The Retail Credit Risk team is responsible for establishing the risk appetite, ensuring adherence to the risk appetite limits approved by the Board, reviewing underwriting parameters, as applicable, as well as reviewing and monitoring the key risk indicators of the retail and SME portfolios of the Bank. It is also responsible for conducting stress testing, formulating key risk indicators and portfolio analysis and distribution trends.
Retail Lending Master Policy (“RLMP”) and Credit Policies & Procedures Manual—Business Banking Group, Emerging Enterprises Group and Small Agri-Business (“SME – CPPM”) are the governance frameworks for managing credit risk in the retail and SME portfolios, respectively.
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
There is a framework for independent review and approval of credit ratings by specifically designated rating approvers in the ratings unit, which sits within the Credit Risk function independent of both the business and underwriting teams. Internal ratings are assigned to corporate borrowers of the Bank on an internal ten grade scale. The Bank uses various models to score the borrowers on various quantitative and qualitative risk parameters related to business risk, financial risk, management risk and industry risk and assign ratings. The Credit Risk team also has an additional layer of independent oversight on individual large value credit exposures beyond a specified threshold, as required under the Credit Policies from time to time. This team independently evaluates these large value credit proposals and highlights all key risks pertinent to the sector, company, group and transaction, so that the credit team in consultation with business teams can provide relevant mitigants before the final credit decision is taken by the relevant sanctioning authority on such credit proposals.
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

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

(a)
Borrower/business group
: Based on the RBI guidelines on the Large Exposure Framework (“LEF”), exposure ceilings are established for exposures to single borrowers, borrower groups, NBFCs, connected NBFC groups or a group of connected counterparties, which include an NBFC in the group. See also “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Large Exposures Framework
.”

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

The Bank follows the RBI guidelines with regard to restrictions on loans and advances to the companies with common directors. In addition, the RBI requires that we direct a portion of our lending to certain specified sectors (“Priority Sector Lending” or “PSL”). See also “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Directed Lending.
”
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
Retail Credit
We offer a range of retail products, such as auto loans, home loans, personal loans, credit cards, mortgage loans, two-wheeler loans, loans against securities and commercial vehicle loans. Our retail credit programs and approval processes are designed to accommodate the high volumes of relatively homogeneous, small-value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps.
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
Retail Credit Strategy and Control Unit
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
Our vehicle loans, loans against gold, mortgage loans, home loans and loans against securities are generally secured on the asset financed. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. In most cases, we obtain direct debit instructions or post-dated cheques from the customer. It is a criminal offense in India to issue a bad cheque.
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
Appointments of Credit Approvers (“CA”) and Senior Credit Approvers (“SCA”) are endorsed by the Chief Credit Officer and approved by the Managing Director. One of the Credit approvers from credit must have a Discretionary Power (“DP”) equal to or greater than the amount to be approved. CA/SCAs who have been given a DP may act as a final approver up to the amount of his/her DP.
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

The Bank has set up an independent IT and Digital Risk Management (“ITDRM”) function within the Risk Management Group under the Chief Risk Officer (“CRO”). This IT and Digital Risk Management function caters to risk assessment of technology solutions and applications, the Enterprise Business Continuity Management (“BCM”) program, third party risk management, and other areas.
The Bank’s technology risk management encompasses the following:

•	The ITDRM function is the second line of defense, and adheres to the Bank’s three lines of defense model.

•	The ITDRM framework assesses various process-related risks, which are covered in the Bank’s IT policies and procedures.

•	The IT Strategy Committee of the Board assesses IT strategy risk and the alignment of IT strategy and business strategy as detailed in the Bank’s IT Framework Procedure.

•	The Apex IT Steering Committee assesses the project-specific risks and IT continuity-related risks.

•	Risks related to the IT system capacity are assessed in accordance with the IT Capacity Management Policy and Procedure.

•	Vendor risk is assessed in accordance with the IT and Digital Third Party Risk Management. IT Supplier Management, IT Contract Management and IT Outsourcing Policies and procedures.
The Business Continuity Steering Committee (“BCSC”) is an executive committee responsible for the overall development, implementation, and review of the Bank’s Business Continuity Management (“BCM”) program.
As part of the ICAAP framework, the Bank assesses the overall level and direction of IT risks on the basis of key risk indicators pertaining to information technology, information security group and business continuity management. The assessment is reviewed by the ICAAP Review Committee on a quarterly basis.
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
The market variables which affect the valuation of these instruments typically include interest rates, credit spreads, equity prices, net asset values (“NAVs”), foreign exchange rates, implied volatilities (including the foreign exchange volatility surface, cap/floor volatility and volatility smiles), exchange derivative prices, and bullion prices. The Bank’s trading portfolio exposure primarily arises from interest rate risk owing to investments in sovereign securities issued by the central government and domestic swaps. In addition, the Bank has foreign currency exposure primarily emanating from USD/INR exchange rates. Any change in the relevant market risk variable has an adverse or favorable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earn from the upside potential, there is always a possibility of downside risk. Thus, the Bank constantly reviews the positions to ensure that the risk on account of such positions is within our overall risk appetite. The risk appetite for trading risk is set through a pre-approved treasury limits package as well as through specific trading limits and trigger levels for a few product programs. The major risks, namely interest rate risk and currency risk, are managed within the sensitivity limits, open position limit on currency and stop loss triggers. In addition, the Bank’s appetites with respect to interbank counterparties are guided by the Bank and PD (Primary Dealers) Appetite Package, while the Bank’s Asset Liability Management (“ALM”) limits prescribe the appetite for liquidity risk and interest rate risk in the banking book (“IRRBB”). The process for monitoring and reviewing risk exposure is outlined in the various risk policies / limit or appetite packages.
The market risk department formulates procedures for risk valuation for market risk measures, assesses market risk factors impacting the trading portfolio and recommends various market risk controls or mitigants relating to limits and trigger levels for the treasury (including investment banking portfolios for primary undertaking and distribution) and non-treasury positions. The treasury mid-office is responsible for monitoring and reporting market risks arising from the trading desks and also carries out rate scans of the deals. The market data cell in the mid-office maintains market data, performs market data scans to check market data sanctity and verifies the rates submitted by the treasury front office for polling various benchmarks.
Our Board has delegated the responsibility for risk management of the balance sheet on an ongoing basis to the Asset Liability Committee (“ALCO”). This committee, which is chaired by the Managing Director and includes the heads of the business groups risk and credit, generally meets fortnightly. The ALCO reviews the product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy, and also reviews developments in the markets and the economy and their impact on the balance sheet and business along with a review of the trading levels. Moreover, it reviews the utilization of liquidity and interest rate risk limits set by the Board and decides on the inter-segment transfer pricing policy.

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
I. Trading Risk
Trading risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates, equity prices, NAVs, bullion prices, exchange rates, exchange derivative prices and the variations in their implied volatilities in respect of the trading portfolio held by the Bank. The trading portfolio includes holdings in the held-for-trading and available-for-sale portfolios, as per RBI guidelines effective for fiscal year 2024 and consists of positions in bonds, securities, currencies, interest rate swaps, forward rate agreements, interest rate options, cross-currency interest rate swaps and currency options.
The RBI on September 12, 2023 issued the Master Direction on “Classification, Valuation and Operation of Investment Portfolio of Commercial Banks, Directions, 2023”, which came into effect on April 1, 2024. As per the guidelines, the Bank now classifies, with respect to fiscal year 2025 onwards, the entire investment portfolio using the below four categories instead of the HTM, AFS and HFT categories that were applicable until March 31, 2024:

1.	Held to Maturity (“HTM”)

2.	Available for Sale (“AFS”)

3.	Fair Value through Profit & Loss (“FVTPL”) – with Held for Trading (“HFT”) treated as a separate investment sub-category within FVTPL

4.	Subsidiaries, Associates and Joint Ventures
Additionally, on February 28, 2024, the RBI issued revised Basel III guidelines, according to which, effective April 1, 2024, HFT must be treated as trading book, whereas HTM, AFS and other FVTPL sub-categories will be categorized as banking book, and the market risk capital charge will be computed only on the trading book. Prior to April 1, 2024, the market risk capital charge was applicable on both the HFT and the AFS categories.
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
The trading limits and trigger levels are reviewed by the market risk department and presented to the RPMC for its recommendation to the Board for approval. The limits and trigger levels are reviewed annually or more frequently (depending on market conditions) or upon introduction of new products.
The market risk policy sets the framework for market risk monitoring and includes the criteria for classifying standard or non-standard products, which stipulates requirements for case-specific evaluation of risk exposure in respect of non-standard products (that is, products which are not part of the standard product list decided by treasury and the market risk department). Additionally, limits have been assigned to restrict the aggregate exposure in non-standard positions. Further, the stress testing policy prescribes the stress scenarios that are applied on the outstanding trading positions to recognize and analyze the impact of the stress conditions on the trading portfolio. Stress tests are based on historical scenarios as well as on sensitivity factors, such as an assessment based on hypothetical or judgmental scenarios, and include topical scenarios based on evolving risk themes.
Models applied to trading products are governed by the treasury valuation and risk measurement policy, which is encapsulated in the Bank’s board-approved enterprise model validation policy. The market data of major interest rate curves, captured in the valuation systems, are compared against an independent market data source on a month-end basis for accurate valuation in accordance with the treasury valuation and risk measurement policy. Simultaneously, valuations of forex, derivatives and structured products in treasury systems are compared with valuations from the respective counterparty bank (with whom the Bank has a credit support annex (“CSA”) agreement) every month by the treasury analytics team along with validation of valuations from the Bank’s external independent model validator on an annual and an ad-hoc basis. The Valuation Committee is apprised of the results in its quarterly meetings. Further, validation of valuations of forex, derivative, bond and money market instrument is conducted monthly by the treasury analytics team, and the same is independently validated by the Model Validation Unit (“MVU”) periodically.

II. Asset Liability Management
The ALM risk management process consists of management of liquidity risk and interest rate risk in the banking book (“IRRBB”). Liquidity risk is the risk that the Bank may not be able to fund increases in assets or meet obligations as they fall due without incurring unacceptable losses. IRRBB refers to the potential adverse financial impact on the Bank’s banking book from changes in interest rates. The banking book is comprised of assets and liabilities that are incurred to create a steady income flow or to fulfill statutory obligations. Such assets and liabilities are generally held to maturity. The Bank carries various assets, liabilities and off-balance sheet items across markets, maturities and benchmarks, exposing itself to risks from changing interest rates. The Bank’s objective is to maintain liquidity risk and IRRBB within certain tolerance limits. The ALM limits are reviewed by the market risk department and presented to the RPMC for its recommendation to the Board for approval. The limits are reviewed at least annually.
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
Risk Policy and Monitoring Committee of the Board
The RPMC is a Board-level committee, which supports the Board by supervising the implementation of risk strategy. It guides the development of policies, procedures and systems for managing risk. It ensures that these are adequate and appropriate to changing business conditions, the structure and needs of the Bank and the risk appetite of the Bank. It ensures that frameworks are established for assessing and managing liquidity and interest rate risks faced by the Bank. The RPMC meets at least once every quarter. The RPMC’s role includes, inter alia
:

1.	to review and recommend for Board approval the liquidity and interest rate risk policies, limits and behavioral studies or any other amendment thereto; and

2.	to ratify excess utilization of Board-approved limits except where delegated to the ALCO.
Asset Liability Committee
The ALCO is the decision-making unit responsible for ensuring adherence to the risk tolerance and limits set by the Board, as well as implementing the Bank’s liquidity and interest rate risk management strategy in line with the Bank’s risk management objectives and risk tolerance. The ALCO is also responsible for balance sheet planning from a risk-return perspective, including strategic management of interest rate and liquidity risks. The detailed roles of the ALCO are mentioned in the Bank’s Composite ALM Policy. These roles include, but are not limited to, the following:

•	product pricing for deposits and customer advances;

•	deciding the desired maturity profile and mix of incremental assets and liabilities as well as investments in debt and liquid mutual funds;

•	articulating the Bank’s interest rate view and deciding on its future business strategy;

•	reviewing and articulating funding strategy and deciding on source and mix of liabilities or sale of assets;

•	ensuring adherence to the liquidity and interest rate risk limits set by the Board and ratification of utilization, wherever applicable;

•	reviewing ALM stress test results and ensuring that a well-documented contingency funding plan is in place;

•	deciding on the transfer pricing policy of the Bank and considering liquidity costs and benefits as an integral part of the Bank’s strategic planning;

•	regularly reporting to the Board on the ALM risk profile of the Bank through ALCO minutes; and

•	overall responsibility for monitoring the Bank’s Liquidity Coverage Ratio (“LCR”) and Net Stable Funding Ratio (“NSFR”).

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
In addition, the Bank is required to maintain a LCR and a NSFR. The minimum regulatory LCR has been stipulated at 100.0 percent from April 1, 2021, and the minimum regulatory requirement for NSFR at 100.0 percent was introduced in October 2021. Analysis of liquidity risk also involves examining how funding requirements are likely to be affected under crisis scenarios. The Bank has a Board-approved liquidity stress test policy and framework guided by regulatory instructions. The Bank has an extensive intraday liquidity risk management framework for monitoring intraday positions during the day.
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
The Bank measures and controls IRRBB using both the earnings perspective (measured using the traditional gap analysis method) and the economic value perspective (measured using the duration gap analysis method) as detailed below. These methods involve grouping of rate-sensitive assets (“RSA”) and rate-sensitive liabilities (“RSL”), including off-balance sheet items, based on the maturity or repricing dates. The embedded optionality in fixed rate term deposits and fixed rate advances is also measured, as applicable, and factored. The Bank classifies an asset or liability as rate sensitive or non-rate sensitive in line with the RBI guidelines, as amended, from time to time.
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

The Bank applies a number of risk management techniques to effectively manage operational risks. These techniques include:

•
risk and control self-assessment to identify material risks and to initiate timely remedial measures. This assessment is conducted annually to update senior management about the risk level across the Bank;

•
key risk indicators that are derived from various factors to provide an early warning of, or to monitor, the increasing risk or control failures in an activity. As these indicators are quantifiable, they are measured periodically to identify trends in values;

•
operational risk loss management including the process of recognizing, recording and mitigating operational risk losses. Units or functions are required to report every operational risk loss event in a timely manner to the ORMD;

•
operational risk scenario analysis carried out annually to assess the impact of such risks based on hypothetical severe loss situations. The Bank uses this information for risk management purposes and any possible financial impact; and

•	periodic reporting on risk assessment and monitoring to the first line as well as to senior management to enable them to take timely action.
Capital Requirement
The Bank currently follows the basic indicator approach (“BIA”) for computing operational risk capital charge. The RBI issued the Master Directions on Minimum Capital Requirements for Operational Risk in June 2023 (under the Basel III framework), which will replace the BIA. The effective date of implementation will be notified by the RBI. The Bank will implement the revised approach once the RBI notifies the date of implementation. For further detail, see “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Capital Adequacy Requirements—Operational risk
.”

Model Risk
The use of models invariably presents model risk, which is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports. The MVU under Risk Management Group is responsible for testing and verifying the accuracy and reliability of models used within the Bank. By establishing a dedicated model validation unit, the Bank ensures that its models are independently evaluated before the implementation and on an ongoing basis. There is an established Enterprise Model Validation Policy (“EMVP”) which is a centralized, overarching policy whose objective is to provide comprehensive guidance on model risk management across the Bank. The policy defines the roles and responsibilities across stakeholders i.e., Model Owners, Model Users, Model Developers, and the MVU. There is Model Risk Management Committee (“MRMC”) which is an executive committee to govern the model risk management framework as defined in the EMVP. It also oversees the development and implementation of EMVP, governance structure, necessary processes and systems that are put in place, and reviews the results of the model validation/monitoring on a periodic basis. The MRMC reports to the Bank’s Risk Policy & Monitoring Committee (“RPMC”), which is a Board-level committee.
Group Risk
With the completion of the Transaction, our subsidiaries have increased multifold compared to the two subsidiaries we held as of June 30, 2023. In order to manage the risk arising from subsidiaries with regard to potential uncertainties or adverse events that can impact the operations, financial stability, or reputation of the Group, the Bank has established a Group Risk Management (“GRM”) function within the Risk Management Group. The Bank shall have reasonable oversight over the risk management framework of the Group entities on an ongoing basis through Group Risk Management Committee and Council (“GRMC” and “GRC”). In addition, the board and risk management committees of the respective subsidiaries shall drive day-to-day risk management in accordance with the requirements of the respective regulators. Stress testing for the Group is carried out by integrating the stress tests of the subsidiaries. Similarly, capital adequacy projections are formulated for the Group after incorporating the business/capital plans of the subsidiaries. The Group Risk Management Committee reports to the Bank’s Risk Policy & Monitoring Committee (“RPMC”), which is a Board-level committee.
II. Insurance Business
Life Insurance
HDFC Life has an enterprise risk management (“ERM”) framework covering procedures to identify, measure and mitigate the key business risks, including strategic risk, operational risks, regulatory risk, investment risks, subsidiary related risks and insurance risks. The key business risks identified are approved by the Risk Management Committee of HDFC Life’s board and monitored by the risk management team thereafter. HDFC Life’s risk management team is guided by the Risk Management Committee of HDFC Life’s board, the Risk Management Council and senior management to develop and implement risk assurance practices. HDFC Life has in place a risk management policy along with other risk related policies. Please see “
Risk Factors—Risks Relating to Our Insurance Business
” for a description of risks relevant to our insurance business.
Competition
We face intense competition in all our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and in some product areas, NBFCs. In addition, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate. In the last decade, the RBI issued guidelines for the entry of new banks in the private sector, licensing of payment banks and small finance banks in the private sector and “on-tap” licensing of universal banks in the private sector (moving from the previous “stop and go” licensing approach to a continuous or “on-tap” licensing regime). See “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Entry of New Banks in the Private Sector
.” Since the introduction of the new rules, new banks, payment banks and small finance banks have been established and are operational pursuant to prescribed guidelines, which has increased competition in the markets in which we operate.
Within the public sector banking space, in August 2019, the Government implemented consolidated measures, announcing the merger of 10 public sector banks into four bigger banks. This led to a reduction in the number of public sector banks in the country. The consolidation became effective in April 2020.

Retail Banking
In retail banking, our principal competitors are large public sector banks, which have much larger deposit bases and branch networks than ours, other new generation private sector banks, old generation private sector banks, foreign banks and NBFCs in the case of retail loan products. The retail deposit share of foreign banks is small in comparison to the public sector banks. However, some foreign banks have a significant presence among NRIs and also compete for non-branch-based products. India’s digital payments market is dominated by the Government’s United Payment Interface, which continues to bring innovation to the industry, and other digital wallet platforms and online payment systems, offering contactless, in-app or online transactions. The Bank’s payment app, PayZapp, is the dominant mobile app among banks in India in the wallet space, with users across bank and non-bank customers for payments across offline and online merchants. In order to meet the competition’s offering, the Bank has recently transformed the existing app and launched PayZapp on a more robust platform with easy-to-use features and a multitude of payment options for its customers, including enabling credit card payments for merchants via UPI. See “
—Our Business Strategy—Future Ready Strategy
.”
Wholesale Banking
Our principal competitors in wholesale banking are public and new private sector banks, as well as foreign banks. The large public sector banks have traditionally been market leaders in commercial lending. Foreign banks have focused primarily on serving the needs of multinational companies and Indian corporations with cross-border financing requirements, including trade and transactional services and foreign exchange products and derivatives, while the large public sector banks have extensive branch networks and large local currency funding capabilities.
Treasury Services
For our customer business in foreign exchange and derivative products, we compete principally with private sector banks, foreign banks and public sector banks in non-metro locations.
Insurance Services
Our principal competitors in the life insurance business are public and new private sector life insurance companies along with various financial services companies, including banks and other mutual fund companies. A conducive regulatory environment, which allows multiple insurers to tie up with corporate agents and broking firms, faster product rollout through a use-and-file regime, among other things, has led to increased competition at partner counters. This has resulted in price wars and aggressive underwriting practices. Moreover, fintech and insure-tech players are looking to disrupt traditional modes of distribution by offering technology-enabled customer journeys, further intensifying competition. In response to this, our life insurance subsidiary, HDFC Life, is tapping newer profit pools and foraying into new markets, pursuing multiple avenues of organic and inorganic growth while also aiming to enhance the life insurance value chain by transforming our tech architecture.
Employees
We had 213,527 employees as of March 31, 2024, including the employees acquired in the Transaction. Employees of HDFC Limited have been successfully onboarded into our organization. We had 173,222 employees and 141,579 employees as of March 31, 2023 and 2022, respectively. Most of our employees are located in India. We consider our relationship with our employees to be positive.
Our compensation structure has fixed as well as variable pay components. Our variable pay plans comprise periodic performance linked pay (“PLP”), annual performance linked bonus, employee stock option plans and restricted stock unit plans.
In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme required by Government regulation under which the fund is required to pay to employees a minimum annual return, as declared by the provident fund authorities. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the fund. We have also set up a superannuation fund to which we contribute defined amounts. Employees above certain seniority levels are given a choice to contribute to the national pension scheme. We also contribute specified amounts to a pension fund in respect of certain of our former CBoP employees. In addition, we contribute specified amounts equal to 15 days’ basic salary (30 days for former HDFC Limited employees until July 1, 2023) to a gratuity fund set up pursuant to Indian statutory requirements.

Our learning and development team aims to foster a continuous learning ecosystem through rich and diverse learning offerings, enabling our employees to deliver what we consider to be a world class customer experience aligned with the Bank’s strategic priorities. The team designs offerings based on the learning need analysis, and an appropriate delivery mode is selected to ensure learning effectiveness and an optimal learning experience. Both internal and external faculty is involved in facilitating these offerings, which are delivered through live instructor-led classroom and/or virtual sessions, self-paced learning, case studies, simulations, role plays, videos and activities or a combination of the foregoing.
Properties
Our registered office and corporate headquarters are located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. In addition to the corporate office, we have administrative offices in most of the metros and some other major cities in India.
As of March 31, 2024, we had a network consisting of 8,738 branches and 20,938 ATMs/CDMs, including 9,289 at non-branch locations, including the branches acquired pursuant to the Transaction. In addition, we had 15,182 business correspondents, which were primarily manned by CSCs. These facilities are located throughout India with the exception of three banking outlets which are located in Bahrain, Hong Kong and Dubai. We also have representative offices in the United Arab Emirates, Kenya, United Kingdom and Singapore. We set up and commenced business in an International Financial Service Centre Banking Unit at the GIFT City in June 2017. This branch is treated as an overseas branch. Further, pursuant to the Transaction some former branches of HDFC Limited have been converted into banking outlets and some have been merged with existing banking outlets. The balance are in the process of conversion into banking outlets or integration with existing banking outlets and our Bank continues to provide home loan services at these branches. See “
Risk Factors—Risks Relating to Our Business—If we are unable to manage or sustain our growth, our operations may suffer and our performance may decline”
and “
Risk Factors—Risks Relating to Our Ownership Structure and the Transaction—We may be unable to successfully integrate HDFC Limited’s business into the Bank’s business and, as a result, we may fail to realize the anticipated benefits of the Transaction, which has exposed us to incremental regulatory requirements”.
Intellectual Property
We utilize a number of different forms of intellectual property in our business, including our HDFC Bank brand and the brands of the subsidiaries and joint venture that we acquired in the Transaction, and the names of the various products we provide to our customers. We believe that we currently own, have licensed or otherwise possess the rights to use all intellectual property and other proprietary rights, including all trademarks, domain names, copyrights, patents and trade secrets used in our business.
Legal Proceedings
We are involved in a number of legal proceedings in the ordinary course of our business, including certain spurious or vexatious proceedings which may involve significant financial claims present on the face of the complaint, but we believe that such spurious or vexatious proceedings lack any merit, based on the historical dismissal of similar claims.
A securities class action lawsuit, which had been filed against the Bank and certain of its current and former directors and officers in the United States District Court for the Eastern District of New York, was dismissed on June 7, 2023, with prejudice, whereby the plaintiffs cannot refile the same claim before the Court. See “
Risk Factors—Legal and Regulatory Risks—Our business and financial results could be materially impacted by adverse results in legal proceedings.
”

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

•	Financial and political instability in other countries may cause increased volatility in the Indian financial market.

•	Our and our customers’ exposure to fluctuations in foreign currency exchange rates could adversely affect our operating results.

•	We may not adequately assess, monitor and manage risks inherent in our business, and any failure to manage risks could adversely affect our business, financial position or results of operations.

•	In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and limited access to the capital markets may prevent us from maintaining an adequate ratio.

•	We rely on third parties, including service providers, overseas correspondent banks and other Indian banks, which may not perform their obligations satisfactorily or in compliance with the law.

2.	Risks Relating to Our Business

•	If we are unable to manage or sustain our growth, our operations may suffer and our performance may decline.

•	Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.

•	Our funding is primarily short- and medium-term and if depositors do not roll over deposited funds upon maturity, our net income may decrease.

•	Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

•
We could experience a decline in our revenue generated from activities on the equity markets if there is a prolonged or significant downturn on the Indian stock exchanges, and we may face difficulties in getting regulatory approvals necessary to conduct our business if we fail to meet regulatory limits on capital market exposures.

•
Any failure or material weakness of our internal control system could cause significant errors, which may have a material adverse effect on our reputation, business, financial position or results of operations.

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

•
Many of our branches, including some of the branches that we acquired as a consequence of the Transaction, have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing branches, which adversely affects our profitability.

•	Deficiencies in accuracy and completeness of information about customers and counterparties may adversely impact us.

•	We present our financial information differently in other markets or in certain reporting contexts.

•	Statistical, industry and financial data obtained from industry publications and other third-party sources may be incomplete or unreliable.

•	We may be unable to fully capture the expected value from acquisitions and divestments, which could materially and adversely affect our business, results of operations and financial condition.

3.	Credit Risks

•	If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

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

•
The RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us which could restrict the growth of our business and operations.

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

•
We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry and that facilitate the entry of new banks in the private sector, which could cause us to lose existing business or be unable to compete effectively for new business.

•
If the goodwill recorded in connection with our acquisitions, or any of our other intangibles, becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.

5.	Risks Relating to Our Ownership Structure and the Transaction

•
We may be unable to successfully integrate HDFC Limited’s business into the Bank’s business and, as a result, we may fail to realize the anticipated benefits of the Transaction, which has exposed us to incremental regulatory requirements.

•	The Bank’s future results will suffer if we cannot effectively manage our expanded operations following completion of the Transaction.

•
Our joint venture partner in HDFC ERGO has significant voting power with respect to the conducting of HDFC ERGO’s business, which may adversely affect our ability to develop our general insurance business in a manner most beneficial to our larger business.

•
Subject to the RBI’s approval, existing or new shareholders may seek to acquire larger stakes in the Bank now that HDFC Limited, our former sponsor, has been amalgamated into us in connection with the Transaction, which could affect our governance and future strategy.

6.	Risks Relating to Our Insurance Business

•
Future rates of growth or levels of profitability of our insurance business could decrease, including in connection with regulatory changes, an inability to adequately develop operations or, in the case of HDFC Life, reliance on incorrect actuarial assumptions.

•	Our life insurance business is exposed to mortality, persistency, morbidity and expenses risks, which could adversely affect its profitability and, as a result, our results of operations.

•	Actual claims experience and other parameters could differ materially from the assumptions used in pricing HDFC ERGO’s products and setting reserves for such products.

•
Our general insurance joint venture HDFC ERGO may not adequately assess, monitor and manage credit risks inherent in its business, and any failure to manage risks could adversely affect its business, financial position or results of operations.

•
Our life insurance subsidiary and our general insurance joint venture require certain statutory and regulatory approvals and licenses to conduct their respective businesses, and the failure to obtain, renew or retain them in a timely manner, or at all, may adversely affect their operations.

•
Our life insurance subsidiary and our general insurance joint venture may be required to increase their solvency margins, which may result in changes to their business that could harm their businesses and results of operations, and if they do not meet the mandatory solvency ratio required by the IRDAI, they could be subject to regulatory actions and could be forced to raise additional capital.

7.	Risks Relating to Our Asset Management Subsidiary

•	The SEBI imposes restrictions on the scope of business activities that HDFC AMC may undertake, which may adversely impact its ability to enhance profitability.

•	The impact of changes to the regulations on the Total Expenses Ratio (“TER”) for schemes could adversely impact the revenue, results of operations, business and prospects of HDFC AMC.

•
HDFC AMC is subject to SEBI inspections and is required to comply with obligations imposed by the SEBI. Failure to comply with such obligations may result in HDFC AMC being liable to pay interest and be subject to regulatory action.

8.	Legal and Regulatory Risks

•
We have previously been subjected to penalties imposed by the RBI and the SEBI. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.

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

•	Material changes in Indian banking and other applicable regulations may adversely affect our business and our future financial performance.

•
Our asset management subsidiary and our life insurance subsidiary are publicly listed on the Indian stock exchanges, which subjects them to extensive regulation that can lead to increased costs or additional restrictions on their activities that could adversely impact the Bank.

•	Our subsidiary, HDBFSL, will be required to make an initial public offering as per the requirements of the SBR Framework, which could divert management resources and may not yield expected returns.

•	Our business and financial results could be materially impacted by adverse results in legal proceedings.

•	We may breach third-party intellectual property rights.

9.	Technology Risks

•
We face cybersecurity threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results.

•	A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition.

10.	Risks Relating to India

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

11.	Risks Relating to the ADSs and Equity Shares

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
Our performance and the quality and growth of our assets are dependent on the health of the overall Indian economy. Elevated inflation, high interest rates, weak exports and a roll back of pandemic related Government expenditure were some of the important factors that influenced India’s growth trajectory in fiscal year 2023. While in the first quarter of fiscal year 2023, GDP growth had rebounded sharply with support from the reopening of the economy, year-on-year GDP growth began to moderate from the second quarter, primarily due to a fading base effect. Additionally, although growth was higher than expected in fiscal year 2024, at 8.2 percent, we estimate that it will drop to 7.1 percent in fiscal year 2025.
The Indian economy is also affected by global macroeconomic factors. In 2020, global GDP contracted by 2.7 percent. Global GDP then grew by 6.5 percent in 2021, as COVID-19-related disruptions eased. However, global growth slowed again in 2022 to 3.5 percent due to increasing geo-political tensions and elevated inflation levels. Since 2022 and into 2023, an era of high interest rates, elevated inflation, geopolitical uncertainty, lingering stress in China’s property sector and climate chaos is undermining economic confidence around the globe. Growth slowed again in 2023 to 3.2 percent, where the International Monetary Fund (the “IMF”) estimates it will stay in calendar year 2024. Risks to outlook could emerge from global elections-related uncertainty, the possibility of core inflation remaining sticky leading to fewer than expected rate cuts and lower than expected recovery in China. In India, gross FDI flows stood at US$ 71 billion during fiscal year 2024, as compared to US$ 71.4 billion in fiscal year 2023. The portfolio segment recorded a net inflow of US$ 44.1 billion in fiscal year 2024, compared to a net outflow of US$ 5.2 billion in fiscal year 2023.
Indian bank credit growth is expected to hold up in fiscal year 2025, supported by continued infrastructure spending by the government, a pick-up in private capital expenditure, demand for housing and a pick-up in rural demand, after improving to 16.3 percent year-on-year (excluding our merger with HDFC Limited) in fiscal year 2024 from 15.0 percent in fiscal year 2023 (end of period). However, it was 8.6 percent in fiscal year 2022 (end of period) and any significant slowdown in private and external demand could limit the fresh industrial credit offtake. Moreover, lending to the retail segment could face stress if domestic interest rates remain elevated for longer. Further, adoption of stricter norms for unsecured retail loans by the RBI could also weigh on retail lending.
Additionally, the RBI has been conducting two-way tuning operations (Variable Rate Repos and Variable Rate Reverse Repos) of different tenures to manage liquidity conditions. The central bank has preferred to keep liquidity conditions tight for better transmission of previous rate hikes.
Further, net financial savings of households in India declined to 5.3 percent of GDP in fiscal year 2023, compared to 7.5 percent in fiscal year 2022 and 11.7 percent in fiscal year 2021 as financial liabilities of households increased in 2023 owing to higher lending rates. With interest rates remaining unchanged, this trend is expected to have continued into fiscal year 2024 as well. Looking ahead, although the RBI is taking measures to curb unsecured personal loans, and lending rates are expected to come down, net household financial savings may not improve as much as expected in fiscal year 2025.
A stronger than expected slowdown in the economy might lead to a more than expected slowdown in credit growth and increase the level of non-performing and restructured loans. Our gross non-performing loans as a percentage of our total loan portfolio increased to 1.2 percent in fiscal year 2024 from 1.1 percent in fiscal year 2023. If the Indian economy growth prospects deteriorate, our asset base may erode, which would result in a material decrease in our net profits and total assets which could materially adversely affect our business, results of operations and financial position.
Our business is particularly vulnerable to interest rate risk, and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.
Our results of operations depend to a great extent on our net interest revenue. During fiscal year 2023, net interest revenue after provision for credit losses represented 74.2 percent of our net revenue. During fiscal year 2024, it represented 60.1 percent of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes, and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different. For example, our net interest margins decreased in fiscal year 2024 as a result of the Transaction because HDFC Limited had a relatively lower-yielding asset product mix and a relatively higher cost of funds compared to the Bank.

During fiscal year 2022, headline inflation stood at 6.3 percent during May and June 2021 and rose further to 7.0 percent, in March 2022. In fiscal 2023, geo-political tensions and lingering supply side disruptions weighed on the domestic retail inflation. CPI inflation rose to 7.8 percent in April 2022 and stayed above the RBI’s upper tolerance limit of 6.0 percent for the most part of fiscal 2023. CPI inflation averaged at 6.7 percent in fiscal 2023 as compared to 5.5 percent in fiscal 2022.
After averaging at 4.6 percent in the first quarter of fiscal 2024, inflation rose to a high of 7.4 percent in July 2023 mainly due to higher food inflation. However, with Government intervention through a cooking gas (LPG) subsidy, the release of cereal stocks from its reserves and an export curb on rice, inflation moderated to 5.4 percent in the third quarter, and 5.0 percent in the fourth quarter of fiscal year 2024, respectively, and averaged 5.4 percent for the full fiscal year 2024. Although inflation is expected to average 4.6 percent in fiscal year 2025 due to a favorable base effect and tempered core inflation, upside risks could come from persistent inflation in pulses and cereals and the risk of an uneven rainfall distribution during the ongoing monsoon season.
After years of monetary easing, the RBI announced an off-cycle rate hike in May 2022 of 40 basis points and a rate hike of 50 basis points in June 2022. To control rising inflationary pressures due to supply chain disruptions and geo-political tensions, the RBI raised the repo rate cumulatively by 250 basis points to 6.5 percent in fiscal year 2023. However, the central bank paused rate hikes in April 2023, as inflation began to show signs of moderation and has kept rates on hold since then.
To make the liquidity situation more comfortable, the RBI conducted net open market operations (“OMOs”) worth Rs. 2.1 trillion in fiscal year 2022. In fiscal year 2023, the RBI conducted net OMO sales of Rs. 350 billion and hiked the cash reserve ratio (“CRR”) rate by 50 basis points to 4.5 percent in May 2022. In fiscal 2024, the RBI attempted to reduce excess liquidity from the system. The central bank imposed I-CRR (incremental cash reserve ratio) at its August 2023 policy to reduce liquidity injection related to the withdrawal of Rs. 2000 notes though reversed it later in a phased manner. The RBI also conducted net OMO sales worth Rs. 185.1 billion in fiscal year 2024 in the secondary market. Although the RBI has been conducting two-way tuning operations (Variable Rate Repos and Variable Rate Reverse Repos) of different tenures to manage liquidity conditions, the central bank has preferred to keep the liquidity conditions tight for better transmission of previous rate hikes.
Looking ahead, a first rate cut by the RBI is expected in the third quarter of fiscal year 2025 and is likely to be aligned with the timing of the U.S. rate cut cycle.
Further, net financial savings of households in India declined to 5.3 percent of GDP in fiscal year 2023, compared to 7.5 percent in fiscal year 2022 and 11.7 percent in fiscal year 2021 as financial liabilities of households increased in 2023 owing to higher lending rates. With interest rates remaining unchanged, this trend is expected to have continued into fiscal year 2024 as well. Looking ahead, although the RBI is taking measures to curb unsecured personal loans, and lending rates are expected to come down, net household financial savings may not improve as much as expected in fiscal year 2025.
Domestically, in fiscal year 2025, bond yields are expected to moderate along with global yields. Additionally, foreign inflows in the debt segment (due to inclusion in the J.P. Morgan Bond Index), moderating inflation and monetary easing are likely to drive domestic yields down. However, if inflationary pressures persist, system liquidity tightens, global yields stay elevated due to fewer than expected rate cuts, domestic yields could harden. Additionally, any volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.
Financial and political instability in other countries may cause increased volatility in the Indian financial market.
The Indian market and the Indian economy are influenced by the economic and market conditions in other countries, particularly the emerging market countries in Asia. Financial turmoil in Sri Lanka, Russia and elsewhere in the world in recent years has affected the Indian financial market as investor sentiment took a hit during such episodes. In 2023 several factors influenced investors’ sentiment, such as the stress in the U.S. regional banking sector, the last-minute revision in the U.S. debt ceiling, and the U.S. sovereign credit rating downgrade. In 2024, the continuing conflict between Russia and Ukraine, the conflict between Israel and Hamas, lingering stress in the property sector in China and the possibility of fewer than expected rate cuts by major central banks are the key factors affecting investor sentiment. More recently, political uncertainty in France and Germany after the 2024 European parliament elections has impacted investors’ confidence.
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

The macroeconomic, trade and regulatory environment has become increasingly fragmented, with continuing disruptions of global supply chains in several industries. Such disruptions have been and may be caused, among others, by cybersecurity incidents, global health crises, political tensions, war, strikes, riots, civil commotion, violent weather conditions or other natural disasters. The mismatch between supply and demand has pushed up commodity and other prices, particularly in the energy sector, creating further challenges for monetary authorities and customers during 2022. Against the backdrop of both a vaccine-led economic recovery and increasing inflationary pressures, interest rates rose significantly during 2022 and the first half of 2023. Central banks in developed markets raised benchmark rates significantly in order to help ease inflationary pressures while also commencing quantitative tightening. While some central banks, including the Bank of Canada and the European Central Bank, reduced rates by 25 basis points in the first half of 2024 on the back of a slowdown in inflation, and the U.S. Federal Reserve and the Bank of England are expected to start rate cuts in the second half of 2024, stickiness of core inflation and high services inflation could push central banks to opt for a cautious approach, which could lead to volatility in financial markets, depending on the frequency and quantum of rate cuts.
The global credit and equity markets have experienced substantial dislocations, liquidity disruptions and market corrections in the last few years, for example due to the impact of the COVID-19 pandemic, the Russia-Ukraine war and the recent conflict between Israel and Hamas. In Europe, the impact of the European sovereign debt crisis, the withdrawal of the United Kingdom from the European Union, Italian political and economic developments, the Swiss bank crisis, protests in France, the refugee crisis and the increasing attractiveness of voters to populist and anti-austerity movements have all contributed to political and economic uncertainty. The more recent increase in participation of far-right parties in the European Parliament could add to the economic and political uncertainties in the region.
In fiscal year 2025, we expect the market to watch closely the performance of the newly-elected coalition government in India. The coalition might delay the implementation of supply-side reforms. Looking ahead, we expect that confidence of the foreign and domestic sectors will depend on the level of policy stability in government. In addition to these domestic factors, the U.S. Presidential elections and changes in policy rates of major central banks could increase volatility in the Indian financial market.
An escalation of political risks could have consequences both for the financial system and the greater economy, potentially leading to declines in business levels, write-downs of assets and losses across businesses in the United Kingdom, Switzerland and the European Union, which could lead to adverse consequences for global financial and foreign exchange markets. The change in government in the United Kingdom, the hung parliamentary elections in France where the new government is yet to be formed, and any change in government in the United States, could lead to changes in fiscal policies as well as trade relations with India.
In connection with the United Kingdom’s withdrawal from the European Union, the United Kingdom Government concluded a Trade Cooperation Agreement with the European Union which came into effect on January 1, 2021. As the United Kingdom’s economy and those of the Eurozone countries are tightly linked as a result of EU integration projects (other than the Euro), any future trade disputes between the United Kingdom and the European Union as well as further uncertainty in relation to the regulation of cross-border business activities may have an adverse impact on global financial markets. With respect to India’s trade policies, negotiations between India and the United Kingdom on a free trade agreement are in advanced stages, the outcome of which could be significant for both the United Kingdom and India. However, the recent change in government in the United Kingdom has added some uncertainty to the outcome of ongoing negotiations.
Heightened tensions across the geo-political landscape could also have implications for the Bank and its customers. Diplomatic tensions between China and the United States, and extending to the United Kingdom, the EU, India and other countries, may affect the Bank, creating regulatory, reputational and market risks. The United States, the United Kingdom, the EU, Canada and other countries have imposed various sanctions and trade restrictions on Chinese individuals and companies. In response, China has announced sanctions, trade restrictions and laws that could impact the Bank and its customers. Most recently, the United States has significantly increased tariffs on a range of products, including metals, semiconductors, EVs and more, which could accentuate trade frictions between the two largest economies of the world. Similarly, the EU has imposed a 38 percent duty on imported Chinese EVs.
In February 2022, Russia launched a large-scale military invasion of Ukraine, following which many governments enacted severe sanctions against Russia, Belarus, the Crimea, Zaporizhzhia and Kherson regions of Ukraine, the self-proclaimed Donetsk People’s Republic and the self-proclaimed Luhansk People’s Republic, including, among others, the removal of certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system, which is likely to have significantly impacted the ability to transfer funds in and out of Russia. The invasion and ongoing conflict have disrupted financial markets and have had adverse impacts on supply chains, prevailing levels of inflation and other macroeconomic conditions. The conflict could spill over to neighboring countries, and due to political instability in Eastern Europe, it is possible that further sanctions, export controls or other measures against Russia or other countries, regions, officials, individuals or industries in the respective territories may be imposed. Failure to comply with those laws could expose the Bank to civil and criminal prosecution and penalties, the imposition of export or economic sanctions against the Bank and reputational damage, all of which could materially and adversely affect the Bank’s financial results. We are actively monitoring the situation in Ukraine and assessing its impact on our business. We have no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time. To the extent Russia’s invasion of Ukraine adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “
Risk Factors
” section.

After Russia-Ukraine, the geo-political conflict between Israel and Hamas has also escalated. Following the Houthis group’s attack on international ships in the Red Sea, the United States and the United Kingdom launched a joint strike in Yemen. In April 2024, Iran was said to have launched a drone attack on Israel after the latter attacked Iran’s foreign consulate in Syria.
While the conflict was contained at initial stages, a risk of further escalation still looms. If the conflict spreads further there could be an upward pressure on oil prices which could impact global inflation and the interest rate outlook. In such a case, the conflict might delay the global rate cut cycle, which could have implications for global growth.
Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, on March 10, 2023, Silicon Valley Bank (“SVB”) was closed by the California Department of Financial Protection and Innovation, which appointed the Federal Deposit Insurance Corporation (“FDIC”) as receiver. In connection therewith, in March 2023, HSBC UK Bank Plc (“HSBC”) acquired Silicon Valley Bank UK Limited (“SVBUK”), the UK subsidiary of SVB. Similarly, in March 2023, Signature Bank (“Signature”) and Silvergate Capital Corp. (“Silvergate”), and in May 2023, First Republic Bank (“First Republic”) (now part of JPMorgan Chase), were each swept into receivership. Furthermore, on March 15, 2023, Credit Suisse’s share price dropped nearly 25.0 percent and investors and customers withdrew money out of Credit Suisse, with outflows topping 10 billion Swiss francs. As a result, on March 19, 2023, the Swiss National Bank and the Swiss government announced the fast-track acquisition of Credit Suisse by UBS. Defaults by these banks led to disruption and volatility, including deposit outflows and an increased need for liquidity at certain banks.
Although we did not have a material exposure to SVB, SVBUK, Signature, First Republic or Credit Suisse at the time each was placed into receivership or closed (or, in the case of SVBUK and Credit Suisse, purchased), the spread or potential spread of these or other issues to the broader financial sector could have a limited adverse effect on our financial condition and prospects. While our business, balance sheet and depositor profile differ substantially from banking institutions such as SVB, Signature and Silvergate, the operating environment and public trading prices of financial services sector securities can be highly correlated, in particular in times of stress, which may adversely affect the trading price of our securities and potentially our results of operations. In addition, if any of our lenders or counterparties to any financial instruments were to be placed into receivership or a similar proceeding, we may be unable to access funds pursuant to such instruments.
Moving forward, recurrent or future waves of contagious diseases, such as COVID-19, or similar health crises across the globe, and prolonged geo-political tensions or the widening of China’s property sector crisis could adversely affect global financial markets leading to adverse follow-on consequences in India. There is also a risk that central banks could keep rates elevated for a prolonged period if inflation remains sticky. The delay in rate cuts could have adverse implications for global growth and consumer spending and potentially negative implications for the Bank’s performance, including through increased impairment allowances. In response to these developments as well as past financial and liquidity crises in these markets, legislators and financial regulators in the United States, Europe and other jurisdictions, including India, have implemented several policy measures designed to add stability to the financial markets. However, the overall impact of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. In the event of any significant financial disruption, there could be an increase in volatility in the Indian financial market which could have an adverse effect on our business, future financial performance and the trading price of our equity shares and ADSs.
Our and our customers’ exposure to fluctuations in foreign currency exchange rates could adversely affect our operating results.
Foreign currency exchange rates depend on various factors and can be volatile and difficult to predict. We enter into derivative contracts with inter-bank participants on our own account and for customers to manage foreign currency exchange risk exposure. Volatility in these exchange rates may lead to losses in derivative transactions for our borrowers. On maturity or on premature termination of the derivative contracts and under certain circumstances, we may have to bear these losses. The use of derivative financial instruments may also generate obligations for us to make additional cash payments, which would negatively affect our liquidity. Any losses suffered by our customers as a result of fluctuations in foreign currency exchange rates may have a material adverse effect on our business, financial position or results of operations.
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
Additionally, management of operational, legal or regulatory risk requires, among other things, policies and procedures to ensure certain prohibited actions are not taken and to properly record and verify a number of transactions and events. Although we believe we have established such policies and procedures, they may not be fully effective, and we cannot guarantee that our employees will follow these policies and procedures in all circumstances. Unexpected shortcomings in these policies and procedures or a failure to follow them may have a material adverse effect on our business, financial position or results of operations.
Our future success will depend, in part, on our ability to respond to new technological advances and emerging banking and finance industry standards and practices on a cost-effective and timely basis. The development and implementation of such technology entails significant technical and business risks. There can be no assurance that we will successfully implement new technologies or adapt our transaction-processing systems to customer requirements or emerging market standards. Failure to properly monitor, assess and manage risks could lead to losses which may have an adverse effect on our future business, financial position or results of operations.
In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and limited access to the capital markets may prevent us from maintaining an adequate ratio.
As of March 31, 2024, the RBI requires a minimum capital adequacy ratio of 11.7 percent (including requirements for the capital conservation buffer and due to our Bank’s classification as a Domestic Systemically Important Bank (“D-SIB”)) of our total risk-weighted assets (“RWAs”). We adopted the Basel III capital regulations effective April 1, 2013. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 19.3 percent as of March 31, 2023, and 18.8 percent as of March 31, 2024, with the decrease mainly attributable to the Transaction. Our CET-I ratio was 16.4 percent as of March 31, 2023, and 16.3 percent as of March 31, 2024. Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time, or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.
The RBI issued a “Master Circular – Basel III Capital Regulations” on April 1, 2024, which provides guidelines in relation to the following key items: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) grading the enhancement of the total capital requirement; (iv) introducing a capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. Under these Basel III capital regulations, Tier I capital predominantly consists of common equity of the banks, which includes common shares, reserves and stock surplus. Perpetual debt instruments and perpetual non-cumulative preference shares are not considered a part of CET-I capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Additionally, the guidelines have set out criteria for loss absorption through the conversion or write-off of Additional Tier I capital instruments at a pre-specified trigger level. The RBI has implemented the last tranche of the capital conservation buffer from October 1, 2021. The minimum Common Equity Tier 1 capital of 5.5 percent of RWAs is required to be maintained by banks along with a capital conservation buffer of 2.5 percent of RWAs, in the form of Common Equity Tier 1 capital. D-SIBs are required to maintain additional CET-I capital requirements ranging from 0.2 percent to 1.0 percent of risk-weighted assets. We were classified as a D-SIB from April 1, 2018 onwards and were required to maintain additional CET-I of 0.2 percent with effect from April 1, 2019. In its press release dated January 2, 2023, the RBI confirmed that the Bank continues to be a D-SIB with an additional CET-I requirement of 0.2 percent (making the Bank’s aggregate capital requirement 11.7 percent). Further, the RBI, in a press release issued on December 28, 2023, shifted HDFC Bank to a higher bucket with an additional D-SIB buffer requirement of 0.2 percent, resulting in a total D-SIB requirement of 0.4 percent effective from April 1, 2025 (making the Bank’s aggregate capital requirement 11.9 percent). The change was made on account of the Bank’s increased systemic importance following completion of the Transaction. See “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Domestic Systemically Important Banks
.” Banks will also be required to have an additional capital requirement towards countercyclical capital buffer (“CCCB”) varying between zero percent and 2.5 percent of the RWAs as and when implementation is announced by the RBI. The RBI has not yet activated the CCCB, and in its press release dated April 23, 2024, has stated that it is not necessary to activate CCCB at this point. See “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Countercyclical Capital Buffer
.”

Additionally, the Basel III LCR, which is a measure of the Bank’s high-quality liquid assets compared to its anticipated cash outflows over a 30-day stressed period, commenced applying in a phased manner that started with a minimum requirement of 60.0 percent from January 1, 2015, and reached a minimum of 100.0 percent on January 1, 2019. In 2020, banks were permitted to avail themselves of funds under the marginal standing facility by utilizing the Statutory Liquidity Ratio (“SLR”) up to an additional 1.0 percent of their net demand and time liabilities (“NDTL”) (
i.e
., cumulatively up to 3.0 percent of their NDTL). With effect from January 1, 2022, banks can utilize the SLR up to 2.0 percent of NDTL instead of 3.0 percent for overnight borrowing under the MSF. See “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Revisions in Constitution of Bank Assets
.” Additionally, with effect from April 18, 2022, banks were permitted to categorize Government securities as Level 1 High Quality Liquid Assets (“HQLA”) under the Facility to Avail Liquidity for Liquidity Coverage Ratio (“FALLCR”) within the mandatory requirement up to 16.0 percent (earlier 15.0 percent) of NDTL. These various requirements, including requirements to increase capital to meet increasing capital adequacy ratios, could require us to forgo certain business opportunities. Since we have been classified as a D-SIB under Basel III, we are required to maintain a minimum leverage ratio of 4.0 percent as compared to 3.5 percent required to be maintained by other scheduled commercial banks.
We believe that the demand for Basel III compliant debt instruments, such as Tier II capital eligible securities, may vary depending on market conditions. In the past, the RBI has reviewed and made amendments in its guidelines on Basel III capital regulations with a view to facilitating the issuance of non-equity regulatory capital instruments by banks under the Basel III framework. It is unclear what effect, if any, these amendments may have on the issuance of Basel III compliant securities or if there will be sufficient demand for such securities. It is also possible that the RBI could further amend the eligibility criteria of such instruments in the future if the objectives identified by the RBI are not met, which would create additional uncertainty regarding the market for Basel III compliant securities in India.
If we are unable to meet the new and revised requirements, including both requirements applicable to banks generally and requirements imposed on us as a D-SIB, our business, future financial performance and the price of our ADSs and equity shares could be adversely affected.
Regulatory changes may impact the amount of capital that we are required to hold. Our ability to grow our business and execute our strategy is dependent on our level of capitalization, and we may be required to raise resources from the capital markets or to divest our stake in one or more of our subsidiaries to meet our capital requirements. Any reduction in our regulatory capital ratios, changes to the capital requirements applicable to the Bank on account of regulatory amendments or otherwise, our inability to access capital markets or otherwise increase our capital base and our inability to meet stakeholder expectations of the appropriate level of capital for it, while also meeting expectations of return on capital, may limit our ability to maintain our market standing and grow our business, and adversely impact our future performance and strategy. We may seek to access the equity capital markets in the future, or make additional divestments of our investments in our subsidiaries and affiliates. Increases in our equity shares would dilute the shareholding of existing shareholders. Our life insurance subsidiary, HDFC Life, our NBFC subsidiary, HDBFSL, and our general insurance joint venture, HDFC ERGO, are also subject to solvency and capital requirements imposed by their respective regulators. While we do not expect these entities to require significant additional equity capital, any requirement for the Bank to make additional equity investments in these entities in the event of an increase in their capital requirements due to regulation or material stress would impact our capital adequacy.
We rely on third parties, including service providers, overseas correspondent banks and other Indian banks, which may not perform their obligations satisfactorily or in compliance with the law.
We rely on different types of third parties, which exposes us to certain risks. For example, we enter into outsourcing arrangements with third-party agencies/vendors, in compliance with the RBI guidelines on outsourcing. These entities provide services which include, among others, cash management services, software services, client sourcing, debt recovery services and call center services. However, we cannot guarantee that there will be no disruptions in the provision of such services or that these third parties will adhere to their contractual obligations. Additionally, we also rely on our overseas correspondent banks to facilitate international transactions, and the Indian banking industry as a whole is interdependent in facilitating domestic transactions. There is no assurance that our overseas correspondent banks or our domestic banking partners will not fail or face financial problems (such as financial problems arising out of or in relation to frauds uncovered in early 2018 at one of India’s public sector banks).
In addition, the IRDAI (Protection of Policyholders’ Interests, Operations and Allied Matters of Insurers) Regulations, 2024 read with the Master Circular on Insurers and Allied Matters of Insurers permit our general insurance joint venture, HDFC ERGO, to outsource certain activities that are not essentially core to the operations of the insurer. While the regulation aims to control any such outsourced activity by establishing measures such as binding agreements, due diligence processes (including cost-benefit analysis), business continuity plans, periodic risk assessments and annual performance evaluations, with respect to the service providers, these protections may fail and HDFC ERGO may not be able to deliver its services to its customers in an uninterrupted manner and on a continuous basis at all times.

If there is a disruption in the third-party services, or if the third-party service providers discontinue their service agreement with us or with our joint venture, our business, financial condition and results of operations may be adversely affected. In case of any dispute with any of the foregoing parties, we cannot assure you that the terms of our or our joint venture’s arrangements with such parties will not be breached, which may result in costs such as litigation costs or the costs of entering into agreements with third parties in the same industry, and such costs may materially and adversely affect our business, financial condition and results of operations. We may also suffer from reputational and legal risks if one of these third parties acts unethically or unlawfully, and if any bank in India, especially a private bank, or any of our key overseas correspondent banks were to fail, this could materially and adversely affect our business, financial condition, growth prospects or the price of our equity shares.
Risks Relating to Our Business
If we are unable to manage or sustain our growth, our operations may suffer and our performance may decline.
We have grown progressively over the last years, including most recently as a result of the Transaction. Our loan growth rate has been significantly higher than that of the Indian banking industry. Our loans in the three-year period ended March 31, 2024 grew at a compounded annual growth rate of 17.9 percent. The compounded annual growth for the Indian Banking Industry for the same period was approximately 11.6 percent. The growth in our business is partly attributable to the expansion of our branch network and due to the Transaction. As at March 31, 2019, we had a branch network comprised of 5,103 branches, which increased to 8,738 branches as at March 31, 2024, including those acquired in the Transaction. See “
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited
.”
Section 23 of the Banking Regulation Act 1949 (the “Banking Regulation Act”) provides that banks must obtain the prior approval of the RBI to open new banking outlets. Further, the RBI may cancel a license for violations of the conditions under which it was granted. The RBI issues instructions and guidelines to banks on branch authorization from time to time. With the objective of liberalizing the branch licensing process, the RBI, effective September 2013, granted general permission to banks, including us, to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and certain other conditions. In May 2017, the RBI liberalized the branch authorization policy further. See “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Regulations Relating to the Opening of Banking Outlets
.” If we are unable to perform in a manner satisfactory to the RBI in any of these centers or we are unable to find a sufficient number of locations where we would be able to comply with the specified conditions, there may be an adverse impact on the number of banking outlets we will be able to open, which would, in turn, have an adverse impact on our future growth. Additionally, in connection with the Transaction, the RBI has approved a glide path with respect to the conversion of former HDFC Limited mortgage business-related branches into banking branches. This process may make compliance with the RBI’s requirement to open a proportion of new banking outlets in rural and unbanked centers more challenging and requires changes to existing infrastructure that may cause delays beyond the timelines agreed with the RBI. If we are unable to meet the RBI’s requirements and deadlines and the RBI does not grant further forbearances, the RBI may impose restrictions and curb our further opening of banking outlets. See also “
Risks Relating to Our Ownership Structure and the Transaction
”.
In addition, our rapid growth has placed, and if it continues, will place, significant demands on our operational, credit, financial and other internal risk controls including:

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
If our internal risk controls are insufficient to sustain a rapid rate of growth, if we fail to properly manage our growth, if we fail to perform adequately in any of the above areas or if we are otherwise unable to maintain historical growth rates, our operations would suffer and our business, results of operations and financial position would be materially adversely affected.

Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.
We are highly dependent on our management team, including the efforts of our Managing Director and Chief Executive Officer, our Deputy Managing Director and our Executive Directors, as well as other members of our senior management. Our future performance is dependent on the continued service of these persons or similarly skilled and qualified successors. In addition, we also face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. The loss of key personnel may restrict our ability to grow and achieve our ESG-related commitments and consequently have a material adverse impact on our results of operations and financial position. High voluntary employee turnover may also reduce organizational performance and productivity, which may have a further adverse impact on our results of operations and financial position and cause us to fail to deliver on our strategic growth plans.
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
.” However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2024, 23.5 percent of our loans are expected to mature within the next year and 40.2 percent of our loans are expected to mature in the next one to three years. As of March 31, 2024, 35.3 percent of our deposits are expected to mature within the next year and 37.3 percent of our deposits are expected to mature between the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition. We may also face a concentration of deposits by our larger depositors. Any sudden or large withdrawals by such large depositors may impact our liquidity position. As our depositors provide our principal source of liquidity, a decline in rollovers could further exacerbate any existing imbalance in loans compared to deposits. As a result, if the Bank is unable post-Transaction to maintain or grow its low-cost deposits, its financial condition and results of operations may be materially adversely affected due to the volume of high-cost borrowings acquired from HDFC Limited in the Transaction.
Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.
Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income. Policy rates set by the RBI have varied over the years as a result of macroeconomic and other factors. For example, amid moderating inflation, the RBI reduced the policy rate by 75 basis points to 6.75 percent in fiscal year 2016. The RBI continued to reduce rates in fiscal year 2017 and 2018. At the end of fiscal year 2018, the repo rate stood at 6.0 percent. In fiscal year 2019, with inflation moving above the RBI’s medium-term target of 4.0 percent, the RBI hiked rates by 50 basis points. However, as inflation started moderating, the RBI reduced the policy rate by 25 basis points to 6.25 percent in February 2019. The RBI reduced the policy rate further by 110 basis points between April 2018 and October 2019.
In recent years, to address disruptions stemming from the COVID-19 pandemic, the RBI reduced the policy rate by 75 basis points in March 2020 and 40 basis points in May 2020. Thereafter, the RBI maintained the policy repo rate at 4.0 percent until April 2022. However, taking cognizance of rising inflationary pressures partly due to the Russia-Ukraine war, the RBI hiked rates by 250 basis points to 6.5 percent in fiscal year 2023. While the RBI is expected to begin a rate cut cycle in the third quarter of fiscal year 2025, it may opt for a more cautious approach than anticipated. See
“—Economic and Political Risks—Financial and political instability in other countries may cause increased volatility in the Indian financial market”.
We are more structurally exposed to interest rate risk than banks in many other countries because of certain mandated reserve requirements of the RBI. See “
Supervision and Regulation— I. Regulations Governing Banking Institutions—Legal Reserve Requirements.
” These requirements result in Indian banks, such as ourselves, investing (as per the RBI guidelines currently in force) 18.0 percent of our net demand and time liabilities in securities issued by the Government as SLR. We are also required to maintain 4.5 percent of our liabilities by way of a balance with the RBI as CRR. This, in turn, means that we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including Government securities, will likely adversely impact our profitability. A rising interest rate environment acts as a headwind for economic growth and thus can impact our profitability. The aforementioned requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in Government-issued securities is generally lower than that earned on our other interest earning assets. In addition, the performance of our mutual fund business through our subsidiary HDFC AMC may be impacted by a change in interest rates or by adverse movements in the equity markets, which would have a negative impact on our revenues and profits from this business.

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on its interest-earning assets, our net interest income and net interest margin would be adversely impacted. A slower growth in low-cost deposits in the form of current and savings account deposits compared to total deposits would result in an increase in the cost of funds and could adversely impact our net interest margin if we are not able to pass on the increase to borrowers. As a result of the Transaction, we acquired high-cost borrowings from HDFC Limited, which have increased our costs of funds. Our net interest margin in fiscal 2024 takes into account high debt funded costs for additional liquidity due to the Transaction. An inability to grow our low-cost deposits to balance out this increase could result in longer term adverse impacts on our net interest margins. See “
—Risks Relating to Our Ownership Structure and the Transaction—We may be unable to successfully integrate HDFC Limited’s business into the Bank’s business and, as a result, we may fail to realize the anticipated benefits of the Transaction, which has exposed us to incremental regulatory requirements
”.
Introduction of higher deposit interest rates by banks with whom we compete may also lead to revisions in our deposit rates to remain competitive, which could adversely impact our cost of funds. Alternatively, a choice not to engage in what we consider to be unsustainable competitive pricing could cause us to lose market share in the short or longer term, which could have a material adverse effect on our results of operations and profitability. We are also exposed to interest rate risk through our treasury operations and through the operations of our joint venture HDFC ERGO and of certain of our subsidiaries, including HDFC Life, which have a portfolio of fixed income securities. In our asset management business, we manage money market, debt and hybrid mutual fund schemes whose performance is impacted by a rise in interest rates, which adversely impacts our revenues and profits from this business.
We could experience a decline in our revenue generated from activities on the equity markets if there is a prolonged or significant downturn on the Indian stock exchanges, and we may face difficulties in getting regulatory approvals necessary to conduct our business if we fail to meet regulatory limits on capital market exposures.
We provide a variety of services and products to participants involved with the Indian stock exchanges. These include working capital funding and margin guarantees to share brokers, personal loans secured by shares, initial public offering finance for retail customers, stock exchange clearing services, collecting bankers in various public offerings and depositary accounts. If there is a prolonged or significant downturn on the Indian stock exchanges, our revenue generated by offering these products and services may decrease, which would have a material adverse effect on our financial condition. We are required to maintain our capital market exposures within the limits as prescribed by the RBI. Our capital market exposures are comprised primarily of investments in equity shares, loans to share brokers and financial guarantees issued to stock exchanges on behalf of share brokers.
In accordance with RBI guidance, a bank’s capital market exposure is limited to 40.0 percent of its net worth under Indian GAAP as of March 31 of the previous year, both on a consolidated and non-consolidated basis. As per the RBI circular on “Banks’ Exposure to Capital Market—Issue of Irrevocable Payment Commitments (IPCs)” of May 2024, the intra-day capital markets exposure of custodian banks issuing Irrevocable Payment Commitments (“IPCs”) will be limited to 30.0 percent of the settlement amount. Our capital market exposure as of March 31, 2024 was 13.0 percent of our net worth on a non-consolidated basis and 17.0 percent on a consolidated basis, in each case, under Indian GAAP. See “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Regulations Relating to Capital Market Exposure Limits
.” If we fail to meet these regulatory limits in the future, we may face difficulties in obtaining other regulatory approvals necessary to conduct our normal course of business, which would have a material adverse effect on our business and operations.
Any failure or material weakness of our internal control system could cause significant errors, which may have a material adverse effect on our reputation, business, financial position or results of operations.
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

For example, pursuant to media reports during fiscal year 2018, certain unpublished price-sensitive information (“UPSI”) relating to our financial results for the quarters ended December 31, 2015 and June 30, 2017, had been leaked in a private “group” on the WhatsApp mobile app before such results were officially published. Following this leak, we received an order from the SEBI on February 23, 2018, directing us to (i) strengthen our processes, systems and controls relating to information security to prevent future leaks, (ii) submit a report on (a) the systems and controls, how they have been strengthened and at what regular intervals they are monitored, and (b) the details of persons who are responsible for monitoring such systems, and (iii) conduct an internal inquiry into the leakage of UPSI relating to our financial results and submit a report in relation thereto. In accordance with the SEBI order, we filed both reports with the SEBI on May 30, 2018. Any additional action by the SEBI in connection with its investigation and our respective reports may subject us to further scrutiny or enforcement actions and have a material adverse effect on our reputation, business, financial position or results of operations. From time-to-time the SEBI has asked for information on the above matter, which we have provided. On August 31, 2020, the SEBI also passed an Adjudication Order against one of our customers in connection with the UPSI matter. Through a letter dated June 10, 2021, the SEBI sought clarifications on the status of implementation of the recommendations provided by our legal counsels for strengthening our systems and controls. While we have responded to the SEBI on June 23, 2021, confirming the status of implementation of the legal counsels’ suggestions, and stating that we believe that we have complied with the directions under the SEBI’s letters dated February 23, 2018 and June 10, 2021, and we have not received further correspondence from the SEBI in this regard, there can be no assurance that a failure of our internal control system may not occur in the future, which could adversely affect our business and results of operations.
In addition, on account of the Transaction, we have documented additional controls to integrate and align the incoming businesses, processes, and systems into the existing internal control framework of the Bank, we have evaluated and documented controls over the business combination lifecycle and we have enhanced internal controls across the Group including the amalgamated and acquired entities, which prior to the Transaction were not subject to the requirements of the Sarbanes-Oxley Act, to align them with the control framework of the Bank, as the holding company of the Group.
As a result of any of the foregoing or if we are unable to maintain effective internal controls over our operations, including the operations of the entities amalgamated and acquired in the Transaction, in accordance with the Sarbanes-Oxley Act, we may come under additional regulatory scrutiny or be the target of enforcement actions, or suffer monetary losses or adverse reputation effects which, in each case, could be material, and could have a material adverse effect on our business, financial position or results of operations. This could also result in a loss of investor confidence in the accuracy and completeness of our financial reports, which may in turn have an adverse effect on the value of our equity shares.
Significant fraud, system failure or calamities would disrupt our revenue-generating activities in the short term and could harm our reputation and adversely impact our revenue-generating capabilities.
Our business is highly dependent on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and, therefore, ensuring the security of this system and its availability is of paramount importance. Our systemic and operational controls may not be adequate to prevent any adverse impact from frauds, errors, hacking and system failures. A significant system breakdown or system failure caused by intentional or unintentional acts would have an adverse impact on our revenue-generating activities and lead to financial loss. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Fraud or system failures by other Indian banking institutions (such as frauds uncovered in early 2018 at one of India’s public sector banks) could also adversely affect our reputation and revenue-generating activity by reflecting negatively on our industry more generally, and in certain circumstances we could be required to absorb losses arising from intentional or unintentional acts by third-party institutions. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we would be able to restore data and resume processing in the event of a significant system breakdown or failure. However, it is possible the disaster recovery site may also fail or it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario where the primary site is also completely unavailable, there may be significant disruption to our operations, which would materially adversely affect our reputation and financial condition.
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
At present, we refer to ESG ratings provided by, among others, MSCI ESG Ratings and Carbon Disclosure Project (“CDP”). However, we have not yet fully integrated such external ratings in our credit rating of clients. We are in the process of understanding our financed emissions for which we anticipate relying on third parties for climate-related and emissions data and information in the future. We receive advisory support from third parties regarding our carbon footprint and, going forward, we may consider seeking support from third parties to purchase carbon credits. We participate in the MSCI ESG Ratings, S&P Corporate Sustainability Assessment, CDP, and ISS-Governance Ratings, and we are also assessed by various other international and domestic ESG rating agencies, and we keep a track of progress on a yearly basis. The past or future issuance of any ESG ratings which reflect low performance on ESG matters or high ESG-related risk, or are not consistent with our own views of our commitment to implement ESG principles and standards throughout our business and our commitment to our business and local communities as an ESG-focused company, could harm our reputation, expose us to liability and have a material adverse effect on our business, results of operations or financial condition.
We have set forth targets for achieving carbon neutrality by 2032. Our ability to meet our own targets may be affected by various factors, including competing priorities and transactional needs. For example, while our overarching target remains unchanged, following completion of the Transaction, we have re-aligned the interim targets based on the increase in overall emission projections resulting from the addition of offices and branches from HDFC Limited. Any failure to meet our own targets could have an adverse impact on our reputation.
We are subject to climate change-related risks, including the physical risks of severe weather and water scarcity, as well as the risks of transitioning to a low carbon economy, which could have a significant negative impact on our industry, business and results of operations.
We are subject to physical and transition risks relating to climate change, which have the potential to result in adverse financial and non-financial impacts for the Bank. Physical risks relating to climate change include extreme weather events (such as hurricanes, extreme rainfall, earthquakes, flooding and forest fires); periods of abnormal, severe or unseasonal weather conditions (such as increased average temperature); rising sea levels; alteration or loss of biodiversity or impacts to marine ecosystems affecting tourist destinations; reduced availability of water resources; and insect plagues. Our mortgage portfolio has increased as a consequence of the Transaction and the acquisition of HDFC Limited’s mortgage lending business. From a credit perspective, the Bank may be exposed to physical risks arising from damaged properties due to extreme climate conditions, which could lead to the erosion of our property values and the increase in the number of uninsurable properties.
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
As climate change and circular economy-related legislation and reporting requirements further evolve, companies need to effectively identify, assess, monitor and mitigate associated transition risks; failure to do so adequately or as well as others could lead to the Bank scoring lower in ESG ratings and indices used by financial actors in making investment decisions. Material non-compliance with climate change or circular economy-related legislation or reporting requirements could reduce our ability to attract investors, result in reputational damage and potentially regulatory sanctions. Poor results in ESG ratings and indices used by financial actors may negatively impact their investment decision, and thereby increase the cost of capital or negatively impact share price. Failure to meet current and future employees’ expectations concerning the Bank’s actions to mitigate and adapt to climate change or address circular economy matters may negatively impact the retention and attraction of high-quality employees. See “
Risks Relating to Our Business—Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.
”

Negative publicity could damage our reputation and adversely impact our business and financial results.
Reputational risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally or the Bank specifically could adversely affect our ability to attract and retain customers and may expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities from partners, including lending practices, mortgage servicing and foreclosure practices, corporate governance, regulatory compliance, mergers and acquisitions and related disclosure, sharing or inadequate protection of customer information, and actions taken by government regulators and community organizations in response to that conduct. For example, in the past, we have experienced outages in our internet banking, mobile banking and payment utilities, including an outage in our internet banking and payment system in November 2020 due to a power failure in the primary data center. See “—
Technology Risks—A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition.
”
Our subsidiaries’ operations include a mutual fund business which is exposed to various risks, including the diminution in value of investments and inadequate liquidity of the investments. We also distribute products of our life insurance subsidiary, our general insurance joint venture and our asset management subsidiary. Investors in these funds and schemes may allege mismanagement or weak fund management as well as mis-selling and conflicts of interest, which may impact our overall reputation as a financial services group and may require us to support these businesses with liquidity, resulting in a reduction in business volumes and revenues from these businesses. We are also exposed to the risk of litigation, claims or disputes by customers, counterparties or other constituents across our cross-selling initiatives.
Many of our branches, including some of the branches that we acquired as a consequence of the Transaction, have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing branches, which adversely affects our profitability.
As at March 31, 2019, we had 5,103 branches, and as at March 31, 2024, we had 8,738 branches including those acquired in the Transaction. The significant increase in the number of branches over the past five years is mainly attributable to the organic expansion of our branch network. Some of our more recently added branches, including some of the branches which we acquired as a consequence of the Transaction and which we have integrated as our branches, are currently operating at a lower efficiency level compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.
Deficiencies in accuracy and completeness of information about customers and counterparties may adversely impact us.
We rely on accuracy and completeness of information about customers and counterparties while carrying out transactions with them or on their behalf. We may also rely on representations as to the accuracy and completeness of such information. For example, we may rely on reports of independent auditors with respect to our customers’ financial statements, and decide to extend credit based on the assumption that the customer’s audited financial statements conform to generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted by reliance on information that is inaccurate or materially misleading. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. As a result, our ability to effectively manage our credit risk may be adversely affected.
We present our financial information differently in other markets or in certain reporting contexts.
In India, our equity shares are traded on the BSE Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”). BSE and NSE rules, in connection with other applicable Indian laws, require us to report our financial results in India in Indian GAAP. Additionally, our presentation of certain information in our Indian GAAP reporting is affected by local regulation instructions, including RBI pronouncements. Because of the difference in accounting principles and presentation, certain financial information available in our required filings in the United States may be presented differently than in the financial information we provide under Indian GAAP.
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

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for implementation of Indian Accounting Standards (“IND-AS”) converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) with certain carve-outs for scheduled commercial banks, insurance companies and non-banking financial companies (the “Roadmap”). This Roadmap required such institutions to prepare IND-AS-based financial statements for the accounting periods commencing on or after April 1, 2018, and to prepare comparative financial information for accounting periods beginning April 1, 2017 and thereafter. The RBI, in its circular dated February 11, 2016, required all scheduled commercial banks to comply with IND-AS for financial statements for the same periods stated above. The RBI did not permit banks to adopt IND-AS earlier than the above timelines. The RBI circular also stated that the RBI would issue instructions, guidance and clarifications, as and when required, on the relevant aspects of the implementation of IND-AS. However, in April 2018, the RBI deferred the effective date for implementation of IND-AS by one year, by which point the necessary legislative amendments were expected to have been completed. The legislative amendments recommended by the RBI remain under consideration by the Government of India. Accordingly, the RBI, in its circular dated March 22, 2019, deferred the implementation of IND-AS until further notice.
In conjunction with the implementation of IND-AS for our local Indian results, if it occurs, we may adopt IFRS for the purposes of our filings pursuant to Section 13 or 15(d) of, and our reports pursuant to Rule 13a-16 or 15d-16 under, the Exchange Act. Should we choose to do so, our first year of reporting in accordance with IFRS would be the same as the accounting period for IND-AS, which is dependent on instructions to be issued by the RBI for the implementation of IND-AS. For our first year of reporting in accordance with IFRS, we would be permitted to file two years, rather than three years, of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS.
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
We may be unable to fully capture the expected value from acquisitions and divestments, which could materially and adversely affect our business, results of operations and financial condition.
We may from time to time undertake acquisitions as part of our growth strategy, which could subject us to a number of risks, such as: (i) the rationale and assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) we may fail to successfully integrate any acquired business, including its technologies, products and personnel; (iii) we may fail to retain key employees, customers and suppliers of any acquired business; (iv) we may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavorable terms and conditions; (v) we may fail to discover certain contingent or undisclosed liabilities in businesses that we acquire, or our due diligence to discover any such liabilities may be inadequate; and (vi) it may be necessary to obtain regulatory and other approvals in connection with certain acquisitions, and there can be no assurance that such approvals will be obtained, and even if granted, that there will be no burdensome conditions attached to such approvals. Additionally, we could be exposed to financial, legal or reputational risks if we fail to appropriately consider and address any compliance, antitrust or ESG aspects of a transaction or planned transaction. Any of the foregoing risks could result in increased costs, decreased revenues or a loss of opportunities and have an adverse effect on our business, results of operations and financial condition, and in the case of a breach of compliance or antitrust regulation, could lead to reputational damage, fines and potentially criminal sanctions and an adverse impact on our ESG agenda. See also “—
Risks Relating to Our Ownership Structure and the Transaction—We may be unable to successfully integrate HDFC Limited’s business into the Bank’s business and, as a result, we may fail to realize the anticipated benefits of the Transaction, which has exposed us to incremental regulatory requirements.
”

In addition, in certain circumstances, we may decide, or be required, to divest or dispose any of our direct and indirect interests in our businesses or assets. For example, as directed by the RBI in the context of the regulatory approval of the Transaction, we diluted our interest in HDFC Credila so that we held a 9.99 percent stake as of March 31, 2024, and we have initiated a sale process to divest our 100% stake in HDFC Edu by July 1, 2025. Please see “
Business—About Our Bank
” and “
Related Party Transactions—II. Other Related Party Transactions since April 1, 2023—HDFC Credila Financial Services Limited (“HDFC Credila”)
”. Additionally, as part of updated regulations relating to NBFCs issued in 2021, the RBI has mandated the listing of so-called “upper layer” NBFCs within three years of such designation. As a result, we are required to conduct an initial public offering of a portion of our stake in HDBFSL by September 2025, and the Board approved the initiation of this process on July 20, 2024. See “—
Legal and Regulatory Risks—Our subsidiary, HDBFSL, will be required to make an initial public offering as per the requirements of the SBR Framework, which could divert management resources and may not yield expected returns.
” These divestment activities entail inherent risks, including (i) the diversion of management’s attention from other business concerns, (ii) the incurrence of significant transaction costs, (iii) potential losses, if the disposed businesses or investments are disposed of at lower than anticipated valuation levels or on other unfavorable terms, (iv) the loss of key employees, (v) unanticipated regulatory challenges, (vi) as well as a risk of potential post-closing claims for indemnification. Moreover, divestitures may require us to separate integrated assets and personnel from our retained businesses. Any losses due to our divestments of businesses or disposal of assets could adversely affect our business, results of operations and financial condition.
The Banking Regulation Act 1949 gives powers to the RBI to undertake amalgamations of banking companies. In the past, the RBI has ordered mergers of riskier banks with banks that had larger balance sheets, primarily in the interest of the depositors. For example, the Government of India announced the amalgamation of 10 public sector banks into four larger banks in April 2020 as part of a consolidation measure to create fewer banks that would be individually larger in scale. Additionally, Vijaya Bank and Dena Bank were merged with Bank of Baroda with effect from April 1, 2019, and Lakshmi Vilas Bank Ltd. was amalgamated with DBS Bank India Limited with effect from November 27, 2020. Any such direction by the RBI in relation to our Bank could have an adverse effect on our business or that of our subsidiaries.
Credit Risks
If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.
Our gross non-performing customer assets represented 1.22 percent of our gross customer assets as of March 31, 2024. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and the overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2024, 78.1 percent of our loan book was partially or fully secured by collateral. This increased from 67.9 percent as of March 31, 2023 mainly on account of the Transaction wherein the Bank acquired HDFC Limited’s mortgage lending business. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented, and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. See Note 10 “
Loans
” in our consolidated financial statements. For example, as a result of the COVID-19 pandemic, the Government and the RBI implemented various regulatory measures, including those aimed at alleviating financial pressure on borrowers. These measures included a moratorium on debt repayments and temporary permission to classify certain distressed loans as “Standard” if the cause of the distress was related to the pandemic. In addition, borrowers in particular industries may be adversely affected by disruptions in commodity supply chains, changes in economic behavior, trade restrictions and other consequences of pandemics or other global health crises, geopolitical and geoeconomic conflicts, such as the war between Russia and Ukraine, the Israel-Palestine conflict, the increased use of protectionist measures, such as the United States and China implementing reciprocal trade tariffs, and other events that are beyond the control of those that are affected.
Provisions are created by a charge to expense and represent our estimate for loan losses and risks inherent in the credit portfolio. See “
Selected Statistical Information—Non-performing Loans
.” The determination of an appropriate level of loan losses and provisions required inherently involves a degree of subjectivity and requires that we make estimates of current credit risks and future trends, all of which may undergo material changes. Our provisions may not be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. Further, as part of its supervision process, the RBI assesses our asset classification and provisioning requirements. In the event that additional provisioning is required by the RBI, our net income, balance sheet and capital adequacy could be affected, which could have a material adverse impact on our business, future financial performance, shareholders’ equity and the price of our equity shares. There may also arise a requirement for additional disclosures from our subsidiaries and affiliates in the future, which may have an adverse impact on our Bank. If we are not able to continue to reduce our existing non-performing loans, or if there is a significant increase in the amount of new loans classified as non-performing loans as a result of a change in the methodology of non-performing loans classification mandated by the RBI or otherwise, our asset quality may deteriorate, our provisioning for probable losses may increase and our business, future financial performance and the trading price of our equity shares and ADSs could be adversely affected.

A number of factors outside of our control affect our ability to control and reduce non-performing loans. These factors include developments in the Indian economy, domestic or global turmoil, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI or the Government of India. For example, a few years ago, certain state governments announced waivers of amounts due under agricultural loans provided banks. Demands for similar waivers have been raised by farmers in other states as well. Also, in the past, the central and state governments have waived farm loans from time to time to provide some respite to the debt-ridden agricultural sector. Further, such frequent farm waivers may create expectations of future waivers among the farmers and lead to a delay in or cessation of loan repayments, which may lead to a rise in our non-performing loans. These factors, coupled with other factors such as volatility in commodity markets, declining business and consumer confidence and decreases in business and consumer spending, could impact the operations of our customers and in turn impact their ability to fulfil their obligations under the loans granted to them by us. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans further increase, we will be required to increase our provisions, which would result in our net income being less than it otherwise would have been and would adversely affect our financial condition.
We have high concentrations of exposures to certain customers and sectors, and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.
We calculate our customer and industry exposure (
i.e.
, the loss we could incur due to the downfall of a customer or an industry) in accordance with the policies established by the RBI. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. As of March 31, 2024, our largest single customer exposure was Rs. 301.2 billion, representing 6.5 percent of our capital funds which comprised Tier I and Tier II capital. Similarly, our 10 largest customer exposures totaled Rs. 2,066 billion, representing 44.5 percent of our capital funds. None of our 10 largest customer exposures was classified as non-performing as of March 31, 2024. However, if any of our 10 largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “
Management’s Discussion and Analysis of Financial Condition and Results of Operations
” for a detailed discussion on customer exposures.
The RBI released guidelines on the Large Exposures Framework (the “LEF”) which are reviewed from time to time. These guidelines govern exposure of banks to a single counterparty and a group of connected counterparties. Under this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20.0 percent of the bank’s available eligible capital base at all times, and the sum of all the exposure values of a bank to a group of connected counterparties (as defined in the guidelines) must not be higher than 25.0 percent of the bank’s available eligible capital base at all times. The eligible capital base for this purpose is the effective amount of Tier I capital fulfilling the criteria mentioned in the Basel III guidelines issued by the RBI as per the last audited balance sheet. As of March 31, 2024, there were no exposures which exceeded the ceiling permitted under the LEF guidelines.
The RBI, in its February 2021 circular, exempted the following exposures to foreign sovereigns or their central banks from the LEF: (i) exposures subject to a zero percent risk weight under the Basel III Capital Regulations Master Circular issued by the RBI; and (ii) where such lending is denominated in the domestic currency of the relevant sovereign and met out of resources of the same currency. For further details on the LEF, see “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Large Exposures Framework
.”

In April 2024, the RBI issued the Master Circular on Prudential Norms on Income Recognition, Asset Classification and Provisioning Pertaining to Advances, which consolidates the guidelines for resolution of stressed assets. Under the updated guidelines, lenders must recognize incipient stress in loan accounts immediately on default by classifying such assets under special mention accounts (“SMAs”) as per the categories prescribed under the circular. The duration for which the principal or interest is overdue (i.e., 30 to 90 days) determines the relevant sub-category. The instructions on SMA classification of borrower accounts are applicable to all loans, except for agricultural advances governed by crop season–based asset classification norms. Loans classified as NPAs may be upgraded as “standard assets” only after the arrear of interest and principal have been paid by the borrower in full. Lenders must put in place policies approved by their board of directors for the resolution of stressed assets, including the timelines for such resolution, and they are expected to initiate implementation of the resolution plan even before default occurs. However, if a default occurs, lenders have a review period of 30 days within which their resolution strategy is to be decided. The RBI guidelines provide the timelines within which banks are required to implement the resolution plan, depending on the aggregate exposure of the borrower to the lender. For large accounts with the aggregate exposure of the lenders being Rs. 20.0 billion or more, the RBI has specified that the resolution plan must be implemented within 180 days from the end of the review period. If there is a delayed implementation of the resolution plan, then the lenders are required to make an additional provision of 20.0 percent of the total amount outstanding. This additional provision is required to be made over and above the following, subject to the aggregate provisions being capped at 100 percent of the total amount outstanding: (i) the provisions already held; or (ii) the provisions required to be made as per the asset classification status of the borrower account. Lenders are required to make appropriate disclosures of resolution plans implemented in their financial statements under “Notes on Accounts.”
As of March 31, 2024, our largest industry concentrations, based on the RBI guidelines, were as follows: NBFC (5.8 percent), financial institutions (3.8 percent), real estate & property services (3.8 percent) and retail trade (3.7 percent). In addition, our exposures to consumer loans increased from 21.3 percent as of March 31, 2023, to 33.2 percent as of March 31, 2024, largely as a result of the Transaction. Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2024, our non-performing loans and credit substitutes as a percentage of total non-performing customer assets in accordance with U.S. GAAP were concentrated in the following industries: real estate & property services (19.9 percent), agriculture production-food (9.3 percent), retail trade (4.9 percent)and consumer services (4.6 percent). In addition, 21.1 percent of our non-performing customer assets were consumer loans.
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
The RBI prescribes guidelines on Priority Sector Lending (“PSL”) in India. Under these guidelines, banks in India are required to lend 40.0 percent of their adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as defined by the RBI and computed in accordance with Indian GAAP figures, to certain eligible sectors categorized as priority sectors. The priority sector requirements must be met with reference to the higher of the ANBC and the CEOBE as of the corresponding date of the preceding year. PSL achievement is to be evaluated at the end of the fiscal year based on the average of priority sector target/sub-target achievement as at the end of each quarter of that fiscal year. See “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Directed Lending
.” Under the guidelines, scheduled commercial banks having any shortfall in lending to the priority sector must be allocated amounts for contribution to the Rural Infrastructure Development Fund (the “RIDF”) established with the National Bank for Agriculture and Rural Development (the “NABARD”) and other funds with NABARD, the National Housing Bank (the “NHB”), the Small Industries Development Bank of India (the “SIDBI”) or the Micro Units Development and Refinance Agency Limited (the “MUDRA”), as decided by the RBI from time to time. The interest rates on such deposits may be lower than the interest rates which the Bank would have obtained by investing these funds at its discretion.
Further, the RBI has directed banks to maintain overall lending to non-corporate farmers (“NCFs”) at, at a minimum, the banking system’s average level for the last three years, which is notified by the RBI at the beginning of each year. The target for fiscal 2024 was 13.78 percent of ANBC or CEOBE whichever is higher. Furthermore, the RBI can make changes to the types of loans that qualify under the PSL scheme. Changes that reduce the types of loans that can qualify toward meeting our PSL targets could increase shortfalls under the overall target or under certain sub-targets. In September 2020, the RBI issued new guidelines through which it increased the target for lending to small and marginal farmers and economically weaker sections in a phased manner through fiscal year 2024 to 10.0 percent and 12.0 percent, respectively.
The Bank will be required to maintain enhanced PSL on the portfolio acquired from HDFC Limited pursuant to the Transaction. The priority sector requirements must be met with reference to the ANBC as of the corresponding date of the preceding year. Consequently, the Bank will have to maintain the said higher PSL from the second quarter of fiscal year 2025. The Bank has received a forbearance from the RBI to achieve the requisite additional PSL over a three-year period. The Bank will therefore be required to meet only one third of the enhanced PSL requirements in fiscal year 2025.

Our total PSL achievement for fiscal year 2024 stood at 53.87 percent as against a requirement of 40.0 percent, and our achievement of direct lending to non-corporate farmers stood at 13.47 percent for fiscal year 2024 as against a requirement of 13.78 percent. Our achievement of lending to micro enterprises stood at 10.70 percent as against a target of 7.5 percent. Lending to the total agricultural sector stood at 18.00 percent as against a requirement of 18.0 percent, and lending to small and marginal farmers stood at 8.50 percent, against the requirement of 10.0 percent. Advances to sections termed “weaker” by the RBI were 10.66 percent against the requirement of 12.0 percent. The above achievements are subject to district weight adjustments wherein a higher weight (125.0 percent) would be assigned in the identified districts where the credit flow is comparatively lower, and a lower weight (90.0 percent) would be assigned in districts where the credit flow is comparatively higher. This is expected to be valid for up to fiscal year 2024 and is expected to be reviewed thereafter. The districts not further specified continue to have an existing weightage of 100.0 percent. Where we fail to adhere to the RBI’s policies and directions, we may be subject to penalties as noted above, which may adversely affect our results of operations.
We may experience a higher level of non-performing assets in our directed lending portfolio (including in the portfolio acquired from HDFC Limited), particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing assets in the directed lending sector as a percentage to gross loans were 0.49 percent as of March 31, 2024 (0.57 percent as of March 31, 2023). Further increases in the above-mentioned targets of the specified PSL categories could result in an increase in non-performing assets due to our limited ability to control the portfolio quality under the directed lending requirements.
In addition to the PSL requirements, the RBI has encouraged banks in India to develop a financial inclusion plan for expanding banking services to rural and unbanked centers and to customers who currently do not have access to banking services. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centers and from these customers. As described above, recent changes by the RBI in the directed lending norms may result in our inability to meet the PSL requirements as well as require us to increase our lending to relatively riskier segments, and may result in an increase in non-performing loans.
We may be unable to foreclose on collateral in a timely fashion or at all when borrowers default on their obligations to us, or the value of collateral may decrease, any of which may result in failure to recover the expected value of collateral security, increased losses and a decline in net income.
Although we typically lend on a cash flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2024, 78.1 percent of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, our records of borrowers’ and guarantors’ addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline.
The RBI has introduced various mechanisms, from time to time, to enable the lenders to timely resolve and initiate recovery with regards to stressed assets. For example, in April 2023, the RBI issued the master circular on prudential norms on income recognition, asset classification and provisioning pertaining to advances, which consolidated the RBI’s (Prudential Framework for Resolution of Stressed Assets) Directions 2019. In April 2024, the RBI issued another set of guidelines updating the 2023 guidelines for all instructions issued through March 2024. See “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Resolution of Stressed Assets
.” Additionally, the Insolvency and Bankruptcy Code was introduced in 2016, with the aim to provide for the efficient and timely resolution of insolvency of all persons, including companies, partnership firms, limited liability partnerships and individuals. For further details, see “
Supervision and Regulation—I. Regulations Governing Banking Institutions—The Insolvency and Bankruptcy Code 2016
.” Although RBI regulations and the Insolvency and Bankruptcy Code aim to provide for a time-bound and efficient resolution process, in practice, proceedings may be drawn out. Further, the amount which may be recovered by us may vary depending on the resolution plan approved by the committee of creditors or otherwise. The inability to foreclose on loans due or otherwise liquidate our collateral or recover outstanding amounts may result in failure to recover the expected value of such collateral security, which may, in turn, give rise to increased losses and a decline in net income.
Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance.
We offer unsecured personal loans and credit cards to the retail customer segment, including salaried individuals and self-employed professionals. In addition, we offer unsecured loans to small businesses and individual businessmen. Unsecured loans represent a greater credit risk for us than our secured loan portfolio because they may not be supported by realizable collateral that could help ensure an adequate source of repayment for the loan. Although we normally obtain direct debit instructions or post-dated cheques from our customers for unsecured loan products, we may be unable to collect in part or at all in the event of non-payment by a borrower. Further, any expansion in our unsecured loan portfolio could require us to increase our provision for credit losses, which would decrease our earnings. Also see “
Business—Retail Banking—Retail Loans and Other Asset Products
.”

Risks Relating to Our Industry
The RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us which could restrict the growth of our business and operations.
The RBI guidelines prescribe a policy framework for the ownership and governance of private sector banks. Under Section 12 of the Banking Regulation Act 1949, as amended, no person holding shares in a financial institution shall, in respect of any shares held by such person, exercise voting rights in excess of 10.0 percent of the total voting rights of all the shareholders of such financial institution; provided that the RBI may increase, in a phased manner, such ceiling on voting rights from 10.0 to 26.0 percent. The notification dated July 21, 2016, issued by the RBI and published in the Gazette of India on September 17, 2016 stated that the ceiling for voting rights is at 26.0 percent. The RBI may permit higher shareholding (
i.e.
, more than 26.0 percent in the case of promoters), on a case by case basis under certain circumstances, including relinquishment by existing promoters. While allowing such higher shareholding, the RBI may impose any conditions as deemed fit.
In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions 2016. These guidelines prescribed requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. On January 16, 2023, the RBI issued the Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023, which are to be read with the Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies (together, the “2023 Directions”). The objective of the 2023 Directions is to ensure that the ultimate ownership and control of banking companies are well diversified and the “major shareholders” of banking companies are “fit and proper” on a continuing basis. For further details, see “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Entry of New Banks in the Private Sector
.”
Such restrictions could discourage or prevent a change in control, merger, consolidation, takeover or other business combination involving us, which might otherwise have been beneficial to our shareholders.
Additionally, under the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (the “SEBI Listing Regulations”), all related party transactions, including any subsequent material modification, require approval from the audit committee of the listed entity subject to the conditions mentioned in the SEBI Listing Regulations. Further, all material related party transactions (based on the threshold provided under the SEBI Listing Regulations), including any subsequent material modification, require prior shareholders’ approval. In addition, pursuant to the SEBI Listing Regulations, no related party may vote to approve such resolutions regardless of being a related party to the particular transaction or not. For example, these types of shareholder approvals were required for transactions with HDFC Limited carried out before completion of the Transaction.
The above obstacles to potentially synergistic business combinations could negatively impact the price of our equity shares, and have a material adverse effect on our ability to compete effectively with other large banks and, consequently, on our ability to maintain and improve our financial condition.
Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital.
Aggregate foreign investment from all sources in a private sector bank is permitted up to 49.0 percent of the paid-up capital under the automatic route. This limit can be increased to 74.0 percent of the paid-up capital with prior approval from the Government of India. Pursuant to a letter dated February 4, 2015, the Foreign Investment Promotion Board has approved foreign investment in the Bank up to 74.0 percent of its paid-up capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. If the Bank is subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on the Bank’s results of operations and financial condition. The RBI had previously imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted such restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74.0 percent. Thereafter, the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74.0 percent again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, the SEBI also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2024, foreign investment in the Bank constituted 55.54 percent of the paid-up capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively affect the price of the Bank’s shares and could limit the ability of investors to trade the Bank’s shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through future issuances of additional equity shares, which could have a material adverse effect on our business and financial results. See “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Foreign Ownership Restriction
.”

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
We have been able to retain and increase our share of business in cash management services through traditional product offerings as well as by offering new-age electronic banking services. However, with new entrants in the payment space such as new payment banks now being granted licenses to conduct business and certain financial technology companies, the competition in the payments landscape is likely to increase. Technological advances and the growth of e-commerce have made it possible for nonbanks to offer products and services that traditionally were banking products such as electronic securities trading, payments processing and online automated algorithmic-based investment advice. These advances could allow new competitors, some previously hindered by banking regulation (such as FinTechs), to provide customers with access to banking facilities and increase disintermediation of banking services. FinTechs differentiate themselves by the use of technology that reduces bureaucracy related to financial services and products, and they are sometimes subject to lighter regulatory requirements. Moreover, FinTech and Insure-Tech players are looking to disrupt traditional modes of distribution by offering technology-enabled customer journeys, further intensifying competition. Although FinTechs could be subject to enhanced regulatory requirements in the future, the FinTech ecosystem poses challenges to the traditional banking business model, requiring constant adaptation to the industry’s innovations and allowing new players to enter the industry rapidly. This has prompted traditional banks, including us, to enter into strategic partnerships with FinTechs to stem competition and help introduce cutting edge technologies to the banking landscape. Additionally, the introduction of central bank digital currencies, such as the RBI’s pilot program started in November 2022 to issue so-called “Digital Rupee”, could potentially have significant impacts on the banking system and the role of commercial banks within it if they replace traditional accounts and disrupt the current provision of banking products and services, which in turn could affect commercial banks’ volume, structure and cost of lending. New technologies have required and could require us to spend more to modify or adapt our products or make additional capital investments to attract and retain clients and customers or to match products and services offered by our competitors, including technology companies. Any increased competition within the payment space, any introduction of a more advanced payment system in India or an inability for us to sustain our technology investments, may have a material adverse effect on our financial condition.
Our business is highly competitive, which makes it challenging for us to offer competitive prices to retain existing customers and solicit new business, and our strategy depends on our ability to compete effectively.
We face strong competition in all areas of our business. We compete directly with large public and private sector banks, some of which are market leaders in certain business areas. These banks are becoming more competitive as they improve their customer services and technology, including with the use of artificial intelligence and machine learning. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. Further, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate, and as a result, we may be forced to adapt our business to compete more effectively. This can also lead to new types of banks expanding their presence in other financial products like insurance and mutual funds. There can be no assurance that we will be able to respond effectively to current or future competition or that the technological investments we make in response to such competition will be successful. For example, we now use artificial intelligence and machine learning to gain deeper customer insights and enhance personalization in support of our “Shift Right” strategy, to power a conversational bot in our HDFC Bank One (Customer Experience Hub) and to bolster our cybersecurity incident management. Artificial intelligence algorithms may be flawed, for example if datasets contain biased information or are otherwise insufficient. If the analyses and other output that AI-driven products help produce for the Bank are deficient or inaccurate, we could be subject to competitive or reputational harm. Our ability to develop innovative products and services also depends on our ability to effectively produce, acquire, and manage underlying high-quality data. Regulation may limit the use of the data necessary for our digital transformation. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services (whether current or new offerings) at reasonable returns and this may adversely impact our business. Any growth in the presence of foreign banks or new banks in the private sector may increase the competition that the Bank faces and, as a result, have a material adverse effect on its business and financial results. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition.
Further, our Bank faces competition from non-banking finance companies that are lending in segments in which banks also have a presence, including home loans. Their presence in the market may grow during periods when banks are unable to grow their advances due to challenges and stress in other businesses. There is no assurance that we will be able to effectively compete with these non-banking finance companies at all times. Further, changes in the banking sector structure due to consolidation as well as entry of new competitors may lead to volatility and new challenges and may increase pressure on banks to remain competitive.

For further detail on factors affecting the competition in the Indian banking sector, see “
Risks Relating to Our Industry—We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry and that facilitate the entry of new banks in the private sector, which could cause us to lose existing business or be unable to compete effectively for new business.”
Our subsidiaries also face similar risks, including enhanced competition from new, technology-led players with disruptive business models. See “
Business—Competition
.” In addition, our life insurance subsidiary and our general insurance joint venture acquired pursuant to the Transaction face competition from public and private sector life insurance companies along with various financial services companies, including banks and other mutual fund companies. If our subsidiaries and joint venture are unable to stay competitive, they may lose market share or experience lower profitability, which could have an adverse effect on our results of operation and financial condition.
We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry and that facilitate the entry of new banks in the private sector, which could cause us to lose existing business or be unable to compete effectively for new business.
The Government of India regulates entry into the banking sector in ways that may increase competitive pressures on our business.
For example, the Government of India regulates foreign ownership in private sector banks. Foreign ownership up to 49.0 percent of the paid-up capital is permitted in Indian private sector banks under the automatic route, but this limit can be increased up to 74.0 percent with prior approval of the Government of India. Although, under the Banking Regulation Act, read together with the 2023 Bank Shareholding Directions, no shareholder in a banking company can exercise voting rights on poll in excess of 26.0 percent of the total voting rights of all the shareholders of such banking company, reduced restrictions on foreign ownership of Indian banks could lead to a higher presence of foreign banks in India and thus increase competition in the industry in which we operate.
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
In August 2016, the RBI released the Guidelines for “On Tap” Licensing of Universal Banks in the Private Sector (the “2016 Guidelines”). The guidelines aim at moving from the “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or “on-tap” licensing regime. Among other things, the 2016 Guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the new guidelines is that, unlike the February 2013 guidelines (mentioned above), the 2016 Guidelines make the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities which do not have other group entities. Based on the applications received, the RBI has been issuing licenses to the entities to act as universal banks.
If competitors make use of relaxed regulations around foreign ownership, holding company structures, small finance banks, payments banks, on-tap licensing or other similar measures, we could lose market share or suffer lower profit margins, which could have a material adverse effect on our results of operation and financial condition. See also “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Entry of new banks in the private sector
.”

If the goodwill recorded in connection with our acquisitions, or any of our other intangibles, becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.
In accordance with U.S. GAAP, we account for our acquisitions of businesses, including the Transaction, using the acquisition method of accounting. We record the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. In connection with the Transaction, we recorded goodwill of Rs. 1,628.1 billion. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the implied fair value of the reporting unit as of the test date against the carrying value of the assets and liabilities of that reporting unit as of the same date. See Note 2w “
Summary of Significant Accounting Policies—Business combination
” and Note 2x “
Summary of Significant Accounting Policies—Goodwill
” in our consolidated financial statements.
Following the Transaction, the Bank’s identifiable intangible assets consist of brand, investment management contract, value of business acquired, distribution network, customer relationship and transferable development rights. These intangibles amounted to Rs. 1,434.8 billion as of the date of completion of the Transaction. All intangible assets except brand and investment management contract are definite-lived. The Bank’s definite-lived intangible assets are amortized over their estimated useful lives. Indefinite-lived intangible assets are not amortized but are tested for impairment annually, or more frequently, if necessary. We review intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is indicated if the sum of undiscounted estimated future net cash flows is less than the carrying value of the asset. See also Note 13 “
Goodwill and Intangible assets
” of the consolidated financial statements.
The recording of impairment charges would decrease our net income and total assets and could have a material adverse effect on our results of operation and financial condition.
Risks Relating to Our Ownership Structure and the Transaction
We may be unable to successfully integrate HDFC Limited’s business into the Bank’s business and, as a result, we may fail to realize the anticipated benefits of the Transaction, which has exposed us to incremental regulatory requirements.
On June 30, 2023, we announced the successful completion of the Transaction following the receipt of all requisite shareholder and regulatory approvals, and the merger between the Bank and HDFC Limited became effective from July 1, 2023. Our Bank became the surviving entity and the holding company for the HDFC Group.
We and HDFC Limited entered into the Transaction with the expectation that it would result in various benefits that would include, among others, the creation of a large balance sheet and net worth that would allow greater flow of credit into the economy, and the underwriting of larger ticket loans, including construction finance. The success of the Transaction will depend, in part, on our ability to realize its anticipated benefits and cost savings. To realize those anticipated benefits and cost savings, we must successfully integrate and combine the Bank’s and HDFC Limited’s businesses without adversely affecting current revenues and future growth. If we do not successfully achieve these objectives, the anticipated benefits and cost savings of the Transaction may not be realized fully or at all or may take longer to realize than expected, and integration may result in additional and unforeseen expenses.
On July 1, 2023, upon the Transaction becoming effective, all former employees of HDFC Limited became employees of the Bank. Prior to completion of the Transaction, we prepared for the integration, not only of systems and processes, but also of human resources-related environments. While we believe that the IT, customer and employee transition has gone smoothly, the integration process may still result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures or policies, which could adversely affect the combined company’s ability to maintain relationships with customers and employees. Moreover, the Transaction increases the challenges involved in developing and improving our internal administrative and operational infrastructure, including: (i) our financial, technology and communications and other internal systems and (ii) integrating the branch network, service, distribution and operations of the businesses, without impacting customer experience.
Our inability to realize all or part of the anticipated benefits of the Transaction, as well as any delays and complexities encountered in the integration process, could have an adverse effect upon our revenues, earnings, levels of expenses and results of operations, which may negatively affect the price of our equity shares and ADSs. Integrating entities of the size and complexity of our Bank and HDFC Limited requires substantial resources, including time, expense and effort from management. If management’s attention is diverted or there are any difficulties associated with integrating such businesses, our results of operations could be adversely affected during this transition period and for an undetermined period after completion of the Transaction.
Even if we are able to successfully combine the businesses and operations, it may not be possible to realize the full benefits of the integration opportunities or the synergies that we expect to result from the Transaction, or realize these benefits within the time frame that we expect. If we are unable to realize the anticipated benefits of the Transaction on time, or at all, our business, results of operations, financial condition and cash flows could be adversely affected.

As a result of the Transaction being completed on July 1, 2023, our financial statements as of and for the year ended March 31, 2024 are not comparable to our financial statements as of and for the year ended March 31, 2023. See “
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited
”. The transformative nature of the Transaction may have an adverse impact on analysts’ and investors’ ability to build growth models and correctly anticipate and assess our progress.
Further, due to its size, the Transaction had an adverse effect on certain metrics of the Bank. For example, our net interest margin decreased from 4.4 percent in fiscal year 2023 to 3.8 percent in fiscal year 2024 primarily as a result of the Transaction because HDFC Limited had a relatively lower-yielding asset product mix and a relatively higher cost of funds compared to the Bank. Interest expense on long-term debt increased by 325.8 percent primarily on account of an increase in our average balance of long-term debt from Rs. 1,646.7 billion in fiscal 2023 to Rs. 5,388.3 billion in fiscal 2024, a portion of which is non-callable. Additionally, prior to completion of the Transaction, our loans and deposits as of March 31, 2023 amounted to Rs. 17,052.9 billion and Rs. 18,826.6 billion, respectively. As of March 31, 2024, they were Rs. 26,335.7 billion and Rs. 23,768.2 billion, respectively, which includes the loans and deposits acquired pursuant to the Transaction. While it is our endeavor to reduce the volume of our loans as compared to our deposits towards pre-Transaction levels over the next few years and we do not intend to pursue growth that does not meet our risk adjusted profitability thresholds, slower growth in our loans could in turn adversely impact the growth of our business and our profitability. Additionally, the ratio of average non-interest-bearing current accounts and low-interest-bearing savings accounts to average total deposits decreased from 43.5 percent as of March 31, 2023, to 37.4 percent as of March 31, 2024. As a result of these and other factors, our cost of funds increased from 3.9 percent as of March 31, 2023, to 4.7 percent as of March 31, 2024, and our spread has decreased from 4.0 percent as of March 31, 2023, to 3.0 percent as of March 31, 2024. Our return on average tangible assets decreased from 2.2 percent as of March 31, 2023 to 1.8 percent as of March 31, 2024.
We have plans to, in a phased manner over the coming years, raise low-cost deposits, raise long-term borrowings to match long-term assets (such as housing loans), manage growth in advances and have an adequate unencumbered liquidity buffer. However, we may not be able to raise adequate low-cost funds to refinance high-cost borrowings at maturity or execute other planned measures, which could adversely impact our liquidity measures and ratios and our overall financial condition. For example, we experienced some low-cost deposit outflows in the first quarter of fiscal year 2025. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors and Trends Affecting Our Results of Operations.” Although both HDFC Bank and HDFC Limited made detailed assessments of the potential impacts of the Transaction in order to properly manage the process, obtain all the necessary regulatory authorizations, minimize impacts on the operation and ensure continuity and quality in the provision of services to their customers, we cannot ensure that unforeseen issues will not arise and generate operational, compliance, technology or service provision risks, which in turn could affect our operation and our profitability, and damage our image.
Additionally, some of the regulatory approvals that we received with respect to the Transaction subjected us to certain requirements, such as the disposal of our shareholding in certain of HDFC Limited’s former subsidiaries, a one-time mapping of all the borrowers of HDFC Limited for interest rate benchmarks and linking of such accounts to the appropriate benchmarks, and a glide path with respect to the consolidation and integration of branches of HDFC Limited and HDFC Bank following completion of the Transaction. Compliance with the divestiture, mapping and integration requirements has and will continue to take up management resources, which could distract from other business priorities. While we believe we have made satisfactory progress on these regulatory requirements, the RBI could impose fines in the event we are not able to comply with set timelines. The conversion of former HDFC Limited mortgage business-related branches into banking branches in particular may make compliance with the RBI’s requirement to open a proportion of new banking outlets in unbanked and rural areas more challenging and requires changes to infrastructure that may result in delays beyond agreed deadlines.
In relation to the Transaction, the Bank had made applications to the RBI seeking certain forbearances and clarifications regarding the requirements applicable to HDFC Bank, as a combined entity, and its subsidiaries from completion of the Transaction, and we continue to engage with the RBI on some of these matters. The RBI has granted certain forbearances and clarifications which are largely operational and in line with applicable regulations. For example, the RBI has granted a forbearance so that we may achieve its enhanced PSL requirements over a three-year period. See
“—Credit Risks—We are required to undertake directed lending under RBI guidelines. Consequently, we may experience a higher level of non-performing loans in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs. Further, in the case of any shortfall in complying with these requirements, we may be required to invest in deposits of Indian development banks as directed by the RBI. These deposits yield low returns, thereby impacting our profitability”.
However, although the RBI maintained the liquidity ratios applicable to the Bank at the same level as prior to completion of the Transaction, compliance with the requirements has become more onerous now that we have absorbed HDFC Limited’s former portfolio. Further, on account of the Bank’s increased systemic importance following completion of the Transaction, the RBI, in a press release issued on December 28, 2023, shifted HDFC Bank to a higher bucket with an additional D-SIB buffer requirement of 0.2 percent, resulting in a total D-SIB requirement of 0.4 percent effective from April 1, 2025 making the Bank’s aggregate requirement 11.9 percent). See “
—Economic and Political Risks—In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and limited access to the capital markets may prevent us from maintaining an adequate ratio
”. This heightened compliance burden may in turn adversely impact our profitability.

The Bank’s future results will suffer if we cannot effectively manage our expanded operations following completion of the Transaction.
Following the Transaction, the size of our business is significantly higher and more complex than the previous businesses of the Bank’s or HDFC Limited’s individually. Moreover, as a consequence of the Transaction, the Bank operates in new businesses that we were not engaged in previously, such as insurance and asset management. The combined company’s future success depends, in part, upon our ability to manage these expanded operations, which poses substantial challenges, including challenges related to the management and monitoring of the new businesses, compliance with additional regulatory regimes, participation in a joint venture, and the running of publicly listed subsidiaries, all of which results in associated increased costs and complexity. See “
—Risks Relating to Our Insurance Business
”, “—
Risks Relating to Our Asset Management Subsidiary
”, “
Risks Relating to Our Ownership Structure and the Transaction
—
Our joint venture partner in HDFC ERGO has significant voting power with respect to the conducting of HDFC ERGO’s business, which may adversely affect our ability to develop our general insurance business in a manner most beneficial to our larger business
” and “
—Legal and Regulatory Risks—Our asset management subsidiary and our life insurance subsidiary are publicly listed on the Indian stock exchanges, which subjects them to extensive regulation that can lead to increased costs or additional restrictions on their activities that could adversely impact the Bank
”. The RBI has also mandated that there be no overlap in the activities conducted by our new Group entities, which increases the coordination responsibilities of Group management. There can be no assurances that the Bank will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits anticipated from the Transaction.
Our joint venture partner in HDFC ERGO has significant voting power with respect to the conducting of HDFC ERGO’s business, which may adversely affect our ability to develop our general insurance business in a manner most beneficial to our larger business.
In the Transaction, we acquired HDFC ERGO, a joint venture in which we hold a 50.5 percent stake and ERGO International AG (one of the insurance entities of the Munich Re Group in Germany) holds a 49.1 percent stake. HDFC ERGO offers a complete range of general insurance products. In light of the governance arrangements of HDFC ERGO, we account for this entity under the equity method of accounting under U.S. GAAP. See “
Related Party Transactions—II. Other Related Party Transactions since April 1, 2023—HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)
”. Under our shareholders’ agreement, our partner and we share substantially equal rights over the conducting of HFDC ERGO’s business. For example, the prior consent of our joint venture partner is required for certain actions or decisions, including any material change in HDFC ERGO’s business, any merger, acquisition, divestment or similar activities involving HDFC ERGO and any changes in dividend policies. Similarly, the affirmative vote of at least one director appointed by our joint venture partner is required for certain actions or decisions, including HDFC ERGO entering into certain contracts outside of the ordinary course and the approval of HDFC ERGO’s business plans and related party transactions policy. Additionally, our shareholders agreement imposes restrictions on transfers of shares in HDFC ERGO. As a result of these arrangements, we may not always be able to develop our general insurance business in ways we would prefer or that make sense in the context of our larger business, which could have an adverse impact on our business, results of operations and financial condition.
Subject to the RBI’s approval, existing or new shareholders may seek to acquire larger stakes in the Bank now that HDFC Limited, our former sponsor, has been amalgamated into us in connection with the Transaction, which could affect our governance and future strategy.
Immediately prior to completion of the Transaction, HDFC Limited was our sponsor and owned 20.83 percent of our outstanding equity shares, as a result of which it had certain nomination rights relating to our governance. In the Transaction, HDFC Limited was amalgamated into us and the shares it held were canceled. As a result, we no longer have a sponsor or other major shareholders. With the RBI’s approval, one or more other existing or new shareholders may, in the future, seek to acquire large stakes in the Bank, which could have an impact on our governance and global strategy. Although we are not aware of any such intentions from any entity, the RBI, for example, accorded its approval to SBI Funds Management Limited to acquire an aggregate holding of up to 9.99 percent of our share capital by November 15, 2023. The RBI did so again on January 25, 2024 when it authorized the Life Insurance Corporation of India to acquire up to an aggregate holding of up to 9.99 percent of our share capital by January 24, 2025. We cannot predict whether the RBI will grant further such approvals in the future or whether any entity that receives such approvals will go on to acquire stakes in our equity shares other than in the normal course of their investment activities. See also “
Principal Shareholders
”.
Risks Relating to Our Insurance Business
Future rates of growth or levels of profitability of our insurance business could decrease, including in connection with regulatory changes, an inability to adequately develop operations or, in the case of HDFC Life, reliance on incorrect actuarial assumptions.
Since completion of the Transaction on July 1, 2023, we offer life insurance products through our subsidiary, HDFC Life.

The Indian life insurance sector has experienced significant regulatory changes in the past few years. In fiscal 2011, the IRDAI changed the regulations relating to unit-linked life insurance products. Subsequently, the IRDAI also issued revised regulations relating to non-linked life insurance products, which became effective during fiscal 2014. The key changes related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits. As a result, immediately following these regulatory amendments, the life insurance sector experienced low growth and changes in the product mix, as life insurance companies were required to modify their products and distribution strategies. While there was initially a shift in the product mix towards non-unit linked products, more recently the share of unit-linked products has increased, driven by favorable cost structures of these products from a customer perspective, and by improved capital market conditions. The demand for these products may be influenced by any volatility or downturn in capital markets. The regulatory changes have also resulted in changes in economics for certain product segments like the unit-linked business. In fiscal 2015, the Insurance Laws (Amendment) Act, 2015, amended the existing statute to provide that no policy of life insurance may be called in to question on any grounds, including misstatement of facts or fraud, at any time after three years from the date of the policy (
i.e.
, from the date of issuance of the policy, commencement of the risk, revival of the policy or the rider to the policy, whichever is later). There were recent changes announced in the Union Budget for 2023-24 (Budget 2023) with respect to taxation being applicable to higher ticket size business for traditional policies (over Rs. 500,000). This could adversely impact growth in the higher ticket size business of life insurance companies.
The growth and profitability of our insurance business also depend on other factors, including the proportion of certain profitable products in our portfolio, the maintenance of our relationships with key distribution partners and reinsurers, the continuation of the Government of India’s support for certain insurance schemes, regulatory changes, and market movements. In addition, our life insurance subsidiary and our general insurance joint venture intend to expand their business and operations, and the successful management of any such future growth will require them to, among other things:

(i)	maintain stringent cost controls and a sufficient capital base;

(ii)	increase their marketing and sales activities;

(iii)	implement appropriate digital initiatives to improve their distribution value proposition and customer experience;

(iv)	hire and train sufficient numbers of new employees and agents;

(v)	develop new products and review their existing products to keep pace with consumer trends and demands;

(vi)	continue to strengthen their financial and management controls and information technology systems; and

(vii)	continue to develop adequate underwriting and claim handling capabilities and skills.
Growth of our insurance business may be lower than expected if our life insurance subsidiary and our general insurance joint venture are unable to take these or other necessary steps to develop their operations.
Additionally, actual experience and other factors could differ from actuarial assumptions used in the calculation of actuarial reserves and other actuarial calculations. These assumptions include the assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed income and other categories, persistency, mortality and morbidity rates, policyholder lapses, policy discontinuation and future expense levels. In addition, there is a risk that the model used to estimate life and health insurance reserves based on such assumptions could be materially different.
HDFC Life monitors its actual experience of these assumptions and to the extent that it considers any deviation from assumption to continue in the longer term, it refines its long-term assumptions. Changes in any such assumptions may lead to changes in the estimates of life and health insurance reserves and other actuarial calculations. Such changes may also impact the valuation of HDFC Life by existing or potential investors, and the valuation at which any future monetization of our shareholding in HDFC Life may take place, if at all.
If our insurance subsidiary and joint venture experience low or negative growth or profitability, this could have an adverse impact on our financial condition and results of operations.
Our life insurance business is exposed to mortality, persistency, morbidity and expenses risks, which could adversely affect its profitability and, as a result, our results of operations.
The key insurance risks that HDFC Life is exposed to are mortality, persistency, morbidity, and expenses.
Mortality risk arises due to the fact that HDFC Life’s products provide significant levels of life cover which have increased as a result of higher levels of minimum life cover required under new regulations. HDFC Life is exposed to mortality risk in two scenarios: (i) a permanent deterioration in the mortality experience would lead to higher than expected claim payouts and increased reserve requirements; and (ii) a sudden, but temporary, increase in mortality claims due to some external event, such as earthquakes and epidemics, where large numbers of insured lives are affected, would lead to a high number of related claims. Although the incidence and severity of this second category is inherently unpredictable, it is more likely to impact the group products, due to many lives being concentrated in the same location, or being subject to the same event at one time.

Persistency risk arises in all segments of the business and is recognized as one of the key risks in the industry. HDFC Life is particularly exposed to this risk when low surrender penalties on policies result in initial high acquisition costs not being recovered, if a policy lapses and HDFC Life does not get the expected future charges from renewal premiums. Adverse persistency experiences are likely to adversely affect the future income emerging from the business and result in lower profits than expected.
A large proportion of HDFC Life’s costs are fixed in nature, and, therefore, expense risk can crystallize either through inadequate control of absolute expense levels or through sales volumes being significantly lower than expected, thus not covering the high fixed levels of expense. Failure to control expense levels could lead to adverse deviations from financial forecasts which would lead to lower profits (or higher losses), higher capital requirements and a reduction in new business profitability.
Decreased income and limited profitability at HDFC Life could have an adverse impact on our financial condition and results of operations.
Actual claims experience and other parameters could differ materially from the assumptions used in pricing HDFC ERGO’s products and setting reserves for such products.
As is customary in the general insurance industry, our joint venture HDFC ERGO’s product pricing is based on assumptions and estimates for future claim payments and these assumptions are derived from its historical experience, industry data and data from reinsurers. While HDFC ERGO derives information from industry sources, historical experience and market and industry data, the quality of information available to it at the time of pricing may not be independently verifiable. If the actual claim payments are higher than expected, then the financial results from HDFC ERGO’s operations could be adversely affected.
HDFC ERGO establishes and carries reserves as balance sheet liabilities to pay future benefits and claims to policyholders. Due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of the liabilities for unpaid benefits and claims, HDFC ERGO cannot precisely determine the amount that it will ultimately pay to settle these liabilities. These amounts may vary materially from the estimated amounts, particularly when payments may not occur until well into the future. In addition, actual experience, such as lapse, mortality, expense and morbidity, can be different from the assumptions used when HDFC ERGO establishes reserves for and prices its products or otherwise uses such assumptions in the conduct of its business. Significant deviations in actual experience from its assumptions could materially and adversely reduce its profitability.
Material decreases in the financial results of profitability of our general insurance joint venture due to incorrect claims assumptions or otherwise could have an adverse effect on our financial condition and results of operations.
Our general insurance joint venture HDFC ERGO may not adequately assess, monitor and manage credit risks inherent in its business, and any failure to manage risks could adversely affect its business, financial position or results of operations.
The business of our general insurance joint venture, HDFC ERGO, is subject to certain credit risks mainly in relation to its investments in financial instruments and insurance contract receivables. As part of its business strategy, HDFC ERGO cedes a certain portion of its insurance risk to reinsurers by entering into reinsurance contracts. The pricing and coverage of the risks under these reinsurance contracts is dependent on various factors including, without limitation, market practice, regulatory requirements, and economic conditions. Inadequacy of the coverage under the reinsurance contracts may materially affect HDFC ERGO’s business and financial condition. Our joint venture may be unable to obtain external reinsurance on a timely basis at reasonable costs. In addition, ceding of a portion of HDFC ERGO’s risk does not in any manner discharge HDFC ERGO’s liability towards its policyholders, and if HDFC ERGO is not able to recover the amounts due under the reinsurance contract from the reinsurance companies, or if there is a delay in the payment of such amounts from the reinsurance companies, our and HDFC ERGO’s business and financial condition may be materially affected.
Furthermore, the issuers whose securities may be held by HDFC ERGO may default on their obligations. Any default in the payment of interest or repayment of the principal by the issuer of such instruments may have an adverse impact on HDFC ERGO’s financial condition and cash flows. HDFC ERGO is also subject to credit risk with the counterparties and clearing houses it transacts with. Although HDFC ERGO attempts to minimize the risks associated with investments through diversification, improving its credit analysis capability, monitoring current interest rate trends and using clearing houses for the settlement of equity, debt and money market transactions, HDFC ERGO may be unable to identify and mitigate credit risks successfully. As a result, the losses in fair value or realized losses HDFC ERGO could incur on investments it holds, as well as a significant downgrade in the credit rating of the debt securities owned by it, could have a material adverse effect on its business, financial condition, results of operations and prospects. Furthermore, the counterparties in its investments, including issuers of securities it holds, banks in which it holds deposits and any such entity which has a financial obligation to HDFC ERGO, may default on their obligations due to bankruptcy, lack of liquidity, economic downturns, operational failure, fraud or other reasons. HDFC ERGO is also subject to the risk that its rights against these counterparties may not be enforceable in all circumstances.
Some of HDFC ERGO’s investments may not have sufficient liquidity as a result of a number of factors, including a lack of suitable buyers and market makers, market sentiment and volatility, and size of the investments. Due to the significant size of some of the fixed income investments, relative to the trading volume, size and liquidity of the relevant types of investment in relevant markets, HDFC ERGO’s ability to sell certain bonds without significantly depressing market prices, or at all, may be limited.

Failure to properly monitor, assess and manage risks inherent in HDFC ERGO’s general insurance business could lead to losses which may have an adverse effect on our and HDFC ERGO’s future business, financial position or results of operations.
Our life insurance subsidiary and our general insurance joint venture require certain statutory and regulatory approvals and licenses to conduct their respective businesses, and the failure to obtain, renew or retain them in a timely manner, or at all, may adversely affect their operations.
Our life insurance subsidiary, HDFC Life, and our general insurance joint venture, HDFC ERGO, require certain approvals, licenses, registrations and permissions for operating their businesses and marketing their insurance products. See “Supervision and Regulation
—II. Regulations Governing Insurance Companies.”
These primarily include licenses from the IRDAI or other local authorities related to operations, such as a license to conduct life or general insurance businesses from the IRDAI, employment and labor licenses, property-related permissions and IRDAI approvals for offices (including branches).
Further, such approvals, licenses, registrations and permissions must be maintained or renewed over time, the applicable requirements may change and the Bank’s life insurance subsidiary and general insurance joint venture may not be aware of, or comply with, all requirements all the time. Additionally, HDFC Life or HDFC ERGO may need additional approvals from regulators to introduce new insurance and other products. In particular, HDFC Life and HDFC ERGO are required to obtain a certificate of registration from the IRDAI to carry on their life and general insurance businesses in India, and such certificates are subject to numerous conditions. In addition, their branches are required to be registered under the relevant shops and establishments laws of the states in which they are located. The shops and establishments laws regulate various employment conditions, including working hours, holidays and leave and overtime compensation. Furthermore, IRDAI approval is required in connection with insurance companies’ capital structure and voting rights, capital issuances and financings, investments and asset allocation decisions. The IRDAI also mandates that life and general insurers underwrite a certain percentage of their policies for persons in the rural and social sectors. If the Bank’s life insurance subsidiary and general insurance joint venture fail to comply with any of these parameters or obtain or retain any of these approvals or licenses, or renewals thereof, in a timely manner, or at all, their businesses may be adversely affected. Moreover, if HDFC Life and/or HDFC ERGO fail to comply, or a regulator claims that they have not complied, with any of these conditions, their certificate of registration may be cancelled and they will not be able to carry on such activities. If HDFC Life or HDFC ERGO fails to comply with the Insurance Act, 1938 (the “Insurance Act”) or the rules and regulations made thereunder, it may attract penal provisions under the Insurance Act for non-compliance.
The opening and closing or relocation of places of business by insurance companies in India are governed by the IRDAI (Protection of Policyholders’ Interests, Operations and Allied Matters of Insurers) Regulations, 2024, which requires HDFC Life and HDFC ERGO to obtain the approval of the IRDAI before opening any place of business, both inside or outside India. If HDFC Life or HDFC ERGO fails to receive approval or comply with the requirements of the licenses or fails to renew or obtain any licenses in a timely manner or at all, this may have an adverse impact on their business operations.
The Insurance Act empowers the IRDAI to impose penalties for regulatory breaches, such as a failure to furnish any required document, statement, account, return or report to the IRDAI, or to comply with directions on the insurance treaties or other regulations. In this regard, the IRDAI may also seek clarification and conduct inquiries.
Any ongoing or future examinations or proceedings against HDFC Life or HDFC ERGO by the IRDAI or their failure to comply with any applicable laws or regulations may result in the imposition of penalties or sanctions against them, including, but not limited to, fines, restrictions on operations of the relevant insurance company, or the suspension or cancellation of any registrations. These examinations or proceedings or any actual or perceived non-compliance with laws or regulations may also result in negative publicity for HDFC Life or HDFC ERGO, which could significantly harm their corporate image, brand and reputation. The payment of material fines by our life insurance subsidiary or our general insurance joint venture, their inability to operate due to improper licensing or the failure to obtain adequate approvals, or reputational harm caused by their actions could have an adverse effect on our financial condition, results of operation and reputation
.
Our life insurance subsidiary and our general insurance joint venture may be required to increase their solvency margins, which may result in changes to their business that could harm their businesses and results of operations, and if they do not meet the mandatory solvency ratio required by the IRDAI, they could be subject to regulatory actions and could be forced to raise additional capital.
HDFC ERGO and HDFC Life are subject to the solvency margins prescribed by the IRDAI. In particular, pursuant to the provisions of the Insurance Act, HDFC Life and HDFC ERGO are required to maintain at all times an excess of value of assets over the amount of liabilities of not less than 50.0 percent of the amount of minimum capital as prescribed under the Insurance Act, and as computed in the manner prescribed by the IRDAI. In addition, the IRDAI may in the future require compliance with other financial conditions, ratios and standards. For example, regulators continue to focus on insurers’ ability to withstand economic shocks or natural disasters, which may elicit more stringent standards.
Further, the IRDAI (Actuarial, Finance and Investment Function of Insurers) Regulations, 2024, specify a level of solvency margin known as “control level of solvency”. The prescribed control level of solvency for life insurers is 150.0 percent. A breach of this specified control level of solvency would permit the IRDAI to take certain actions, including requiring such insurer to submit a financial plan to the IRDAI, indicating a plan of action to correct the deficiency within a specified period not exceeding six months. If HDFC Life or HDFC ERGO breaches the specified control level of solvency, the IRDAI may take such prescribed actions against it.

Compliance with such regulatory requirements may require alteration of HDFC Life’s or HDFC ERGO’s businesses and accounting practices or force them to take other actions that could materially harm their businesses and results of operations. In addition, in the event that HDFC Life or HDFC ERGO fail to comply with the mandatory solvency ratio, they may be deemed to be insolvent and IRDAI may take necessary actions including merger with other insurance entities.
If the operations of our life insurance subsidiary or our general insurance joint venture are materially altered or wound up, or if they are subject to regulatory scrutiny as a result of failing to maintain the specified level of solvency margin, our results of operations and financial condition could be adversely affected.
Risks Relating to Our Asset Management Subsidiary
The SEBI imposes restrictions on the scope of business activities that HDFC AMC may undertake, which may adversely impact its ability to enhance profitability.
Regulatory restrictions on the business operations of HDFC AMC, our asset management subsidiary, may limit its scope of activities. For instance, the SEBI (Mutual Funds) Regulations, 1996, (the “SEBI Mutual Fund Regulations”) does not permit asset management companies to undertake business activities other than in the nature of management and advisory services provided to pooled assets, including offshore funds, insurance funds, pension funds, provident funds, or certain categories of foreign portfolio investor, subject to any conditions specified by the SEBI, if any such activities are not in conflict with the activities of the mutual fund. Additionally, while undertaking its business activities, HDFC AMC, inter alia
, is required to ensure, to the SEBI’s satisfaction, that: (i) its key personnel, systems, back office, and bank and securities accounts are segregated activity-wise; (ii) HDFC AMC has systems to prohibit the access to inside information of the various activities; and (iii) HDFC AMC meets the capital adequacy requirements, if any, separately for each such activity and has separate approval, if necessary, under the relevant regulations.
Limited profitability at HDFC AMC due to regulatory constraints could have an adverse impact on our results of operations and financial condition.
The impact of changes to the regulations on the Total Expenses Ratio (“TER”) for schemes could adversely impact the revenue, results of operations, business and prospects of HDFC AMC.
Mutual funds are permitted to charge certain operating expenses for managing a scheme, including sales and marketing / advertising expenses, administrative expenses, transaction costs, investment management fees, registrar fees, custodian fees, audit fees, among others, as a percentage of the scheme’s daily net assets. TER charged to the scheme is the cost of running and managing a scheme. All expenses incurred by a scheme are required to be managed by the asset management company within the limits specified under Regulation 52 of the SEBI (Mutual Funds) Regulations.
If HDFC AMC incurs any expenditure, including any loss or damage or expenses incurred by it or by any persons authorized by it, in excess of the limits specified in the SEBI Mutual Fund Regulations (to the extent permissible), these expenses are required to be borne by HDFC AMC itself or by the trustee or sponsors. Such expenses could have a material adverse effect on HDFC AMC’s financial condition, and, in turn, adversely affect our results of operations, including in the event the Bank needs to redirect resources in support of HDFC AMC.
HDFC AMC is subject to SEBI inspections and is required to comply with obligations imposed by the SEBI. Failure to comply with such obligations may result in HDFC AMC being liable to pay interest and be subject to regulatory action.
HDFC AMC is required to comply with various obligations under the SEBI Mutual Funds Regulations. In the event that HDFC AMC fails to comply with such obligations, it may be subject to penalties under the SEBI Act, to be read in conjunction with the SEBI (Procedure for Holding Inquiry and Imposing Penalties) Rules, 1995. As an asset management company, HDFC AMC is subject to regular scrutiny and supervision by the SEBI, such as periodic inspections and audits conducted by the SEBI. The SEBI has the power to inspect its books from time to time to ascertain compliance with applicable regulations, based on which, the regulator may take such action as it may deem fit, including fines or sanctions and, in certain circumstances, could also lead to revocation or suspension of their certificate of registration under the SEBI (Intermediaries) Regulations, 2008. Material fines or the suspension of activities at HDFC AMC due to regulatory intervention could have a material adverse effect on its results of operations, financial condition and reputation, which could in turn adversely affect our own financial condition and reputation.

Legal and Regulatory Risks
We have previously been subjected to penalties imposed by the RBI and the SEBI. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.
The RBI is empowered under the Banking Regulation Act 1949 to impose monetary and non-monetary penalties on banks and their employees in order to enforce applicable regulatory requirements. During 2019, we received two separate fines for non-compliance with certain RBI directives. In its order dated February 4, 2019, the RBI imposed a monetary penalty of Rs. 2.0 million on us for failing to comply with the RBI’s KYC and AML standards, as set out in their circulars dated November 29, 2004 and May 22, 2008. In its order dated June 13, 2019, the RBI imposed a monetary penalty of Rs. 10 million on us for failing to comply with the KYC, AML and fraud reporting standards, following an investigation into bills of entry submitted by certain importers. The penalties were imposed under Section 47A(1)(c) and Section 46(4)(i) of the Banking Regulation Act 1949. We have since implemented corrective action to strengthen our internal control mechanisms so as to ensure that such incidents will not repeat themselves. See “
Supervision and Regulation—I. Regulations Governing Banking Institutions— Special Provisions of the Banking Regulation Act—Penalties
.”
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
The SEBI, through its order dated January 21, 2021, levied a penalty of Rs. 10.0 million on the Bank for alleged noncompliance with a SEBI interim order dated October 7, 2019 issued against BRH Wealth Kreators Ltd. (“BRH”). The penalty was levied for the sale of securities pledged by BRH to the Bank, to recover amounts outstanding under recalled credit facilities which the Bank had extended to BRH. The Bank filed an appeal against the SEBI order in the Securities Appellate Tribunal (“SAT”) on February 8, 2021. The SAT through its interim order dated February 19, 2021 stayed the operation of the SEBI order dated January 21, 2021 and, through its final order dated February 18, 2022, allowed the Bank’s appeal and quashed the SEBI’s order.
On May 27, 2021, the RBI levied a penalty of Rs. 100 million against the Bank for the marketing and sale of third-party non-financial products to the Bank’s auto loan customers, after concluding that this was in contravention of Section 6(2) and Section 8 of the Banking Regulation Act 1949. The penalty, which was imposed by the RBI using the powers conferred under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act 1949, has been paid by us. In May 2020, following an internal inquiry arising from a whistle-blower complaint, we had determined that certain employees received unauthorized commissions from a third-party vendor of GPS products, with whom we had an agreement to offer GPS devices to our auto loan customers. The personal misconduct of these employees was in violation of our code of conduct and governance standards. We have taken disciplinary action against the employees involved, including separation of services of certain employees, discontinued sale of such third-party non-financial products, and certain other remedial actions.
In June 2023, the SEBI issued a Show Cause Notice (“SCN”) in the matter of a Foreign Portfolio Investor not meeting eligibility criteria under the SEBI (Foreign Portfolio Investors) Regulations. The Bank submitted a settlement application, which was accepted by the SEBI, and a settlement amount of Rs. 0.9 million was paid by the Bank. The SEBI issued a settlement order dated February 29, 2024. In terms of the settlement order, the proceedings initiated in terms of the SCN against the Bank have been disposed of without admitting or denying the findings of fact and conclusions of law contained in the SCN.
On November 30, 2023, the RBI levied a penalty of Rs. 10,000 on the Bank under Section 11(3) of FEMA, 1999 for violation of Regulation 3 of FEMA 5(R) – FEMA Deposit Regulation 2016. The Bank was required to open a Special Non-Resident Rupee Account but continued using a Resident Current Account of a non-resident bank, even after it ceased its operation in India in June 2016. Considering the facts of the case, steps taken by the Bank in ensuring no interest was paid on the balances in the account, a clear explanation from the Bank in the personal hearing with the RBI and certification from statutory auditors that transactions in the account post-June 2016 were related to winding up activities of the bank, the RBI levied the said penalty. The penalty has since been paid by the Bank.
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
We engage in business with customers and counterparties from diverse backgrounds. Countries or jurisdictions that are subject to economic sanctions and export controls currently imposed by the U.S. Office of Foreign Assets Control, the European Union, the United Nations or other law enforcement agencies or sanctions authorities include the Crimea, Zaporizhzhia and Kherson regions of Ukraine, in each case to the extent that such areas of Kherson or Zaporizhzhia are under control of Russia, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran, North Korea and Syria. Such list of countries or jurisdictions may change from time to time. In light of these sanctions, it cannot be ruled out that some of our customers or counterparties may become the subject of sanctions. Such sanctions may result in our inability to gain or retain such customers or counterparties or receive payments from them. In addition, the association with such individuals or countries may damage our reputation and, if such association is not in compliance with relevant sanctions, could expose the Bank to civil and criminal prosecution and penalties or the imposition of sanctions against the Bank. This could have a material adverse effect on our business and financial results, and the prices of our securities. These laws, regulations and sanctions or similar legislative or regulatory developments may further limit our business operations.
Since June 2021, several of our customers have been designated by the United States as Specially Designated Global Terrorists (“SDGTs”) under Executive Order 13224, including one individual customer who was designated from June 2021 to April 2023, and one corporate customer in each of November 2023 and April 2024. In each case, we blocked the customers’ accounts following their designations and while they remained designated. Revenue and net income generated in connection with the above-described products and services in the year ended March 31, 2024 were negligible relative to our overall revenue and net income. Separately, in June 2023, we received a show cause notice from the SEBI notifying us that we had permitted an ineligible foreign investor to transact in securities in India, in violation of applicable regulations. While the impact of this incident on our financial operations was immaterial, similar occurrences could lead to further notifications and regulatory fines in the future, which could have an adverse effect on our reputation and results of operation.
Notwithstanding the above cases, if we were determined to have engaged in activities targeted by certain U.S., Indian, European Union or other statutes, regulations or executive orders, we could lose our ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential sanctions. In addition, depending on socio-political developments, even though we take measures designed to ensure compliance with applicable laws and regulations, our reputation may suffer due to our association with certain restricted targets. The above circumstances could have a material adverse effect on our business, financial results and the prices of our securities.
Material changes in Indian banking and other applicable regulations may adversely affect our business and our future financial performance.
We operate in a highly regulated environment in which the RBI extensively supervises and regulates all banks. The intensity of the RBI’s regulatory scrutiny over the banking industry has trended upwards in recent years. Our business could be directly affected by any changes in policies for banks in respect of directed lending, reserve requirements and other areas.
For example, the RBI could change its methods of enforcing directed lending standards so as to require more lending to certain sectors, which could require us to change certain aspects of our business. In addition, we could be subject to other changes in laws and regulations, such as those affecting the extent to which we can engage in specific businesses, those that reduce our income through a cap on either fees or interest rates chargeable to our customers, or those affecting foreign investment in the banking industry, as well as changes in other government policies and enforcement decisions, income tax laws, foreign investment laws and accounting principles. Laws and regulations governing the banking sector may change in the future and any changes may adversely affect our business, our future financial performance and the price of our equity shares and ADSs.
Additionally, the Basel III Capital Regulations which are designed to enhance the stability of the global banking system, impose strict capital requirements, liquidity standards, and risk management practices on banks. Adapting to these regulations often entails substantial capital infusion and operational adjustments. Any changes in these requirements could materially affect our business and how we are permitted to use and allocate our assets.
Further, regulators could trial structural changes in the industry. For example, the Indian Government announced the introduction of a central bank digital currency by the RBI in the Union Budget for fiscal year 2023, and the Bank is participating in the RBI’s pilot program to issue so-called “Digital Rupee”, which was launched in November 2022. If digital currency is introduced at scale in the banking system in the future, commercial banks, including us, may experience deposit outflows and face challenges in raising new low-cost deposits as cash is diverted into personal digital wallets.

Other areas of increasing regulatory scrutiny and potential material change include data regulation and climate change management. Increasing data availability and improving data quality represent two critical priorities for banks. As bank regulators become more data dependent, they are driving the already high prioritization of strategic data programs at the banks they supervise. Effective cybersecurity policies and procedures to secure organization assets and data is an increasing concern of regulators, as are prudent approaches to reliance on artificial intelligence and transactions in digital currencies and crypto assets. New laws and regulations may also be promulgated to regulate internet activities and additional aspects of our online banking operations. Further, the RBI has stated that climate-related risks are expected to significantly impact regulated entities as well as have implications on financial stability, and in February 2024, the RBI issued the “Draft Disclosure Framework on Climate-related Financial Risks, 2024”. Then, in March 2024, the SEC finalized rules requiring companies to provide specified climate-related disclosures in future filings. Although the RBI framework is not yet in force and the SEC rules have been stayed while they are challenged in court, there is an increasing focus of management on climate-related financial risk, given the potential for unmanaged risk to have an adverse and possibly disparate impact on the local and global financial systems. Material changes in these or other emerging regulatory topics could impose onerous requirements that could have a material adverse impact on our financial condition and results of operation and expose us to incremental risks of legal or regulatory action.
Our asset management subsidiary and our life insurance subsidiary are publicly listed on the Indian stock exchanges, which subjects them to extensive regulation that can lead to increased costs or additional restrictions on their activities that could adversely impact the Bank.
The securities of our asset management subsidiary, HDFC AMC, and of our life insurance subsidiary, HDFC Life, are publicly listed on the Indian stock exchanges, which results in enhanced compliance requirements and regulatory oversight. Increased regulatory scrutiny of HDFC AMC and HDFC Life or additional mandatory disclosures beyond the stringent requirements they already must meet, could have a material adverse impact on the Bank. There could be instances where the regulator or governmental agency may find that these subsidiaries are not in compliance with laws and regulations applicable to listed companies or to their relationship with HDFC Bank or other Group companies, or with their interpretations of laws and regulations, and may take formal or informal actions against our Bank and our subsidiaries or affiliates.
For further detail on other legal and regulatory risks relating to our insurance and asset management subsidiaries, see “—
Risks Relating to our Insurance Business
” and “—
Risks Relating to our Asset Management Subsidiary
”.
Our subsidiary, HDBFSL, will be required to make an initial public offering as per the requirements of the SBR Framework, which could divert management resources and may not yield expected returns.
The SBR Framework (as defined herein) requires mandatory listing of an NBFC within three years of its identification as a NBFC-UL by the RBI. Our subsidiary, HDBFSL, was identified as a NBFC-UL by the RBI in September 2022, and as a result, the shares of HDBFSL will have to be mandatorily listed by September 2025. The Board approved the initiation of this process on July 20, 2024. See also “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Scale Based Regulation—A Revised Regulatory Framework for NBFCs.
” The process of listing of shares of an Indian company on a recognized stock exchange is both time and cost intensive and will require us and our management to devote additional resources to undertake such initial public offering. Further, after HDBFSL gets listed on the stock exchange, it will have to comply with additional regulatory and disclosure requirements which are applicable to public listed companies in India as per the regulations of the SEBI, and compliance with these regulations can be quite onerous, which could have an adverse impact on our financial condition and results of operation. The initial public offering of these equity shares may also be affected by, among other factors, the financial condition, results of operations and cash flows of HDBFSL, the conditions of financial markets including those outside India, changing interest rates, and change in laws or government regulations.
Post-listing, the market capitalization of HDBFSL will also vary depending on the value of the equity shares listed on the stock exchange. The equity shares of HDBFSL have never been publicly traded, and, when an initial public offering is taken to list the equity shares on a recognized stock exchange, the equity shares of HDBFSL may experience price and volume fluctuations and an active trading market for these equity shares may not develop. The Indian stock markets have, from time to time, experienced significant price and volume fluctuations that have affected market prices for the securities of Indian companies. Changes in relation to any of the factors listed above could adversely affect the price of the equity shares of HDBFSL, including the return we receive in connection with our participation in the initial public offering and going forward in respect of our remaining stake in HDBFSL.

Our business and financial results could be materially impacted by adverse results in legal proceedings.
Legal proceedings, including lawsuits, investigations by regulatory authorities and other inspections or audits, could result in judgments, fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, or other adverse effects on our business and financial results, if such legal proceedings have been determined by the competent court, tribunal or authority against the Bank based on material evidence. For example, on September 3, 2020, a securities class action lawsuit was filed against the Bank and certain of its current and former directors in the United States District Court for the Eastern District of New York (the “Court”). As amended, the complaint alleged that the Bank, its former managing director, Mr. Aditya Puri, and the present managing director and CEO, Mr. Sashidhar Jagdishan, made materially false and misleading statements regarding certain aspects of the Bank’s business and compliance policies, which the complaint alleged resulted in the Bank’s ADS price declining on July 13, 2020, thereby allegedly causing damage to the Bank’s investors. The Court granted the Bank’s motion to dismiss the securities class action in its order dated May 1, 2023, and provided 30 days to the plaintiffs to seek leave to file an amended complaint. Since the plaintiffs did not file an amended complaint within such period, the Court, on June 7, 2023, dismissed the lawsuit with prejudice, whereby the plaintiffs cannot refile the same claim before the Court.
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
We may be subject to claims by third parties both inside and outside India if we breach their intellectual property rights by using slogans, names, designs, software or other such rights, which are of a similar nature to the intellectual property these third parties may have registered. Any legal proceedings which result in a finding that we have breached third parties’ intellectual property rights, or any settlements concerning such claims, may result in interim or final injunctions, require us to provide financial compensation to such third parties or make changes to our marketing strategies or to the brand names of our products, which may have a materially adverse effect on our business prospects, reputation, results of operations and financial condition. In addition, litigation (even where successful) may result in an intensive use of resources and management time leading to potential disruption.
Technology Risks
We face cybersecurity threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results.
The Bank offers internet and mobile banking services to our customers. Our internet and mobile banking channel includes multiple services, such as electronic funds transfer, bill payment services, usage of credit cards online, requesting account statements and requesting check books. The Bank is therefore exposed to various cybersecurity threats, such as (i) phishing and trojans targeting our customers, wherein fraudsters send unsolicited emails to our customers seeking account-sensitive information, (ii) hacking, wherein hackers seek to hack into our website with the primary intention of causing reputational damage to us, (iii) data theft, wherein cyber criminals may intrude into our network with the intention of stealing our internal data or our customer information or to extort money, and (iv) data leakage, wherein sensitive internal bank data or customer information is inappropriately disclosed by parties entitled to access it. For instance, in March 2023, there was a data breach at a third-party service provider, who processes some customers’ and potential customers’ information for one of our subsidiaries. As a result of this breach, personal data, including phone numbers, email addresses and physical addresses of such customers, were posted on the dark web, following which immediate steps were taken by our subsidiary to secure the third-party service provider’s system to prevent any further unauthorized access. While the sophistication of cybersecurity incidents continues to evolve and the Bank continues to enhance its protective measures, investigate and remediate any vulnerability due to cybersecurity incidents, any such cybersecurity incident could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.
The financial services industry, including the Bank, is particularly at risk because of the use of and reliance on digital banking and other digital services, including mobile banking products, such as mobile payments and other web-and cloud-based products and applications and the development of additional remote connectivity solutions, which increase cybersecurity risks and exposure. The growing use of blockchain and distributed ledger technology in the banking industry, including the RBI’s pilot program for a central bank digital currency launched in November 2022, further extends the industry’s exposure to cybersecurity threats. We help protect our customers and organization by investing in our cybersecurity capabilities, helping us to execute our business priorities and grow safely. While we focus on controls to prevent, detect and mitigate the impacts of persistent and increasingly advanced cybersecurity threats, we will likely be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cybersecurity incidents as the sophistication of cybersecurity incidents continues to evolve. We may also face operational risks and increased costs if new technologies used in cybersecurity management, such as the artificial intelligence and machine learning capabilities we have deployed in connection with our security incident event management, are not used appropriately, are defective or inadequate, or are not fully integrated into our solutions, systems or controls. In addition, cybersecurity incidents may remain undetected for an extended period. If, as a result of such cybersecurity incident, our information technology systems were to fail and we were unable to recover in a timely way, we may be unable to fulfil critical business functions, which could damage our reputation and have a material adverse effect on our business, financial condition, and results of operations.

There is also the risk of our customers incorrectly blaming us and terminating their accounts with us for a cybersecurity incident which might have occurred on their own system or with that of an unrelated third party. Any cybersecurity incident could also subject us to additional regulatory scrutiny and expose us to civil litigation and related financial liability.
A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition.
Our ability to operate and remain competitive depends in part on our ability to maintain and upgrade our information technology systems and infrastructure on a timely and cost-effective basis, including our ability to process a large number of transactions on a daily basis. Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Our financial, accounting or other data processing systems and management information systems or our corporate website may fail to operate adequately or become disabled as a result of events that may be beyond our control or may be vulnerable to unauthorized access, computer viruses or other attacks. See “
Technology Risks—We face cybersecurity threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results.
”
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
Furthermore, the information available to, and received by, our management through its existing systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in our operations. If any of these systems are disabled or if there are other shortcomings or failures in our internal processes or systems, including further outages in our digital business in the future, it may disrupt our business or impact our operational efficiencies, and render us liable to regulatory intervention or damage to our reputation. The occurrence of any such events may adversely affect our business, results of operations and financial condition.
Risks Relating to India
Any adverse change in India’s credit rating, or the credit rating of any country in which our foreign banking outlets are located, by an international rating agency could adversely affect our business and profitability.
Our credit ratings are affected in part by India’s own sovereign rating. For example, in May 2024, S&P revised the outlook of India to Positive from Stable on the basis of robust growth and rising quality of Government spending. Consequently, S&P also upgraded HDFC Bank’s outlook to Positive from Stable. Conversely, in the past, the Bank’s credit ratings have been downgraded in line with downgrades in India’s sovereign rating.
International rating agencies have pegged the ratings of all Indian banks at the sovereign rating (that is, BBB- by S&P and Baa3 by Moody’s). These international ratings may differ from those awarded domestically. For example, the Bank is rated AAA by CRISIL, CARE, ICRA and India Ratings (the Indian arm of Fitch Ratings), which are the highest credit ratings assigned on the domestic scale.
A significant deterioration in the Bank’s existing financial strength and business position may pose a rating downgrade risk. The Bank’s rating may also be revised when the rating agencies undertake changes to their rating methodologies.
In addition, the rating of our foreign banking outlets may be impacted by the sovereign rating of the country in which those banking outlets are located, particularly if the sovereign rating is below India’s rating. Pursuant to certain rating criteria, the rating of any bond issued in a jurisdiction is capped by the host country rating. Accordingly, any revision to the sovereign rating of the countries in which our banking outlets are located to below India’s rating could impact the rating of our foreign banking outlets and any securities issued by those banking outlets.
Although we consider the risk of a sovereign rating downgrade to be low at present, there can be no assurance that a further sovereign rating downgrade will not occur. Any such downgrade in India’s credit rating, or the credit rating of any country in which our foreign banking outlets are located by international rating agencies, may adversely impact our business financial position and liquidity, limit our access to capital markets, and increase our cost of borrowing.

If there is any change in tax laws or regulations, or their interpretation, such changes may significantly affect our financial statements for the current and future years, which may have a material adverse effect on our financial position, business and results of operations.
Any change in Indian tax laws, including the upward revision to the currently applicable normal corporate tax rate of 25.17 percent, which includes the applicable surcharge and health and education cess, could affect our tax burden. Other benefits such as an exemption for interest received in respect of tax-free bonds, a lower tax rate on long-term capital gains on equity shares and any other tax benefits or concessions which our Bank may be availing or may avail, if withdrawn in the future, may no longer be available to us. Any adverse order passed by the appellate authorities, tribunals or courts would have an impact on our profitability.
The General Anti-Avoidance Rules (the “GAAR”) came into effect on April 1, 2017. The tax consequences of the GAAR, if applied to an arrangement, could result in denial of tax benefits, among other consequences. In the absence of any precedents on the subject, the application of these provisions is uncertain. If the GAAR are made applicable to us, this may have an adverse tax impact on the Bank.
As of July 1, 2017, the Goods and Services Tax (the “GST”) in India replaced most indirect taxes levied by the central government and state governments, providing a unified tax regime in respect of goods and services for all of India. There continues to be several challenges to the implementation of the GST, which makes compliance with the tax law difficult. These include uncertain legal positions, complex return filings, certain reconciliation issues, input tax credit issues, and IT infrastructure issues. The GST law continues to evolve and the authorities have been trying to address public concerns by issuing a series of notifications, clarifications, press releases and FAQs to resolve a wide range of issues. We expect challenges to certain aspects of the GST law to continue until the remaining issues, particularly those related to technical aspects of the law, are settled. Any such changes and the related uncertainties with respect to GST may have a material adverse effect on our business, financial condition and results of operations.
Our subsidiaries and joint venture are also subject to similar risks. For instance, the Indian government’s tax policies generally influence the purchase of insurance and the investment in mutual funds by customers.
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
Capital flows increased substantially in recent years, reflecting a reassessment of investor expectations about future domestic growth prospects following the election of a pro-reform government in India in 2019. With high oil prices, the current account deficit stood at 2.1 percent of GDP in fiscal year 2019. The current account deficit narrowed to 0.9 percent in fiscal year 2020 as a result of an upturn in remittances and an improvement in the trade balance. In fiscal year 2021, due to the COVID-19 pandemic’s impact on global demand, exports declined by 7.5 percent compared to the prior year. However, due to an improvement in the balance for the trade in goods and services later in the year, India recorded a rare current account surplus of 0.9 percent of GDP. In fiscal year 2022, India’s current account deficit stood at 1.2 percent of GDP on account of post-pandemic pent-up demand. In fiscal year 2023, the current account deficit increased further to 2.0 percent of GDP as the geo-political conflict between Russia and Ukraine led to an increase in commodity prices. The current account deficit stood at 0.7 percent of GDP in fiscal year 2024, with services exports and remittances offsetting much of the drag from the merchandise trade deficit. Looking ahead, for fiscal year 2025, we estimate India’s current account deficit at 1.2 percent of GDP.
In fiscal year 2019, the rupee depreciated by 6.3 percent against the U.S. dollar as a result of rising oil prices, a slowdown in global trade volumes and a general risk aversion towards emerging market currencies (as a result of tariffs and trade war risks). The rupee depreciated further by 8.0 percent in fiscal year 2020, mainly due to investor risk aversion amid weak global demand, weak domestic growth, and foreign investment outflows. In fiscal year 2020, the rupee ranged between a high of Rs. 76.37 per US$ 1.00 and a low of Rs. 68.40 per US$ 1.00. The rupee appreciated by 2.8 percent in fiscal year 2021, supported by a weakened U.S. dollar and robust foreign capital inflows. In fiscal year 2021, the rupee traded in the range of Rs. 75.08-73.14 per US$ 1.00. With foreign capital outflows and geo-political risks, the rupee depreciated by 3.8 percent against the U.S. dollar in fiscal year 2022. In fiscal year 2023, the rupee depreciated by 8.1 percent to 82.165 per US$ 1.00, due to a strong U.S. dollar and foreign portfolio outflows. In fiscal year 2024, the rupee ranged between Rs. 81.65-83.582 per US$ 1.00 and depreciated by 1.4 percent with the RBI opting for a two-way intervention strategy to manage the volatility in exchange rates, healthy FPI flows and better growth prospects.
The U.S. dollar is expected to moderate towards the second half of 2024 with the beginning of rate cuts by the U.S. Federal Reserve. However, the moderation is likely to be gradual, limiting the appreciation in the rupee. Further, the extent of gains in the rupee will likely depend on the RBI’s intervention strategy. The central bank could intervene in the foreign exchange market to curtail extreme volatility. We expect the rupee to trade in the range of Rs. 82.80-83.30 per US$ 1.00 by March 2025, helped by debt flows following India’s inclusion in global bond indices and better macro-economic fundamentals.

Over the medium term, the global recession risk, geo-political tensions between Russia and Ukraine, China and Taiwan, and Israel and Hamas might lead to a shift of foreign fund flows from emerging markets to developed markets. Additionally, a decrease in global liquidity could reduce attractiveness of emerging market assets. Nevertheless, expected rate cuts by central banks in developed nations could encourage fund flows to emerging market assets. In the domestic market, it remains a possibility that the RBI will intervene in the foreign exchange markets to remove excess volatility in the exchange rate in the event of potential shocks, such as a rise in protectionist tendencies creating panic in emerging market economies or excess financial market volatility. Any such intervention by the RBI may result in a decline in India’s foreign exchange reserves and, subsequently, reduce the amount of liquidity in the domestic financial system, which could, in turn, cause domestic interest rates to rise.
Further, any increased volatility in capital flows may also affect monetary policy decision-making. For instance, a period of net capital outflows might force the RBI to keep monetary policy tighter than optimal to guard against currency depreciation. Volatility in exchange rates that adversely affects liquidity and interest rates in the Indian economy could have a material adverse impact on our margins and therefore on our financial condition more generally.
Political instability or changes in the Government could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which would impact the Bank’s financial results and prospects.
Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments as producers, consumers and regulators remain significant factors in the Indian economy. The election of a pro-business majority government in May 2019 marked a distinct increase in expectations for policy and economic reforms among certain sectors of the Indian economy. While continuity of leadership in the 2024 elections is likely to be positive for the economy, the formation of a coalition Government could delay supply-side reforms.
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
A deadly clash on the India-China frontier in 2020 caused a fundamental shift in relations between the two Asian giants. In June 2020 clashes in Galwan Valley in the Ladakh region just opposite Tibet had an adverse impact on international relations. India has also witnessed civil disturbances and nationwide protests in recent years, and similar protests in the future, as well as other adverse social, economic and political events in India, could have an adverse impact on us. In addition, such incidents create a greater perception that investments in Indian companies involve a higher degree of risk, which could have an adverse impact on our business and the price of our equity shares and ADSs.

Natural calamities, including those exacerbated by climate change, and public health epidemics could adversely affect the Indian economy or the economies of other countries where we operate which, in turn, could negatively impact our business and the price of our equity shares and ADSs.
India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. It is estimated that India has recorded over 360 natural disasters with over one billion people being impacted and almost 85,000 deaths due to these disasters since 2001. The extent and severity of these natural disasters determine the size and duration of their impact on the Indian economy. In particular, climate and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 15.0 percent of India’s Real Gross Value Added (GVA) in fiscal year 2024. Prolonged spells of below or above normal rainfall or other natural calamities, including those believed to be exacerbated by global or regional climate change, could adversely affect the Indian economy and, in turn, negatively impact our business, especially our rural portfolio. In fiscal year 2024, the agricultural performance was adversely impacted by erratic rainfall patterns during the monsoon season caused by El-Nino weather phenomena. Similarly, global or regional climate change in India and other countries where we operate could result in changes to weather patterns and the frequency of natural calamities, like droughts, floods and cyclones, which could affect the economy in India and in the countries where we operate, and negatively impact our operations in those countries. Recent natural disasters like earthquakes in Syria and Turkey have had an adverse impact on other economies as well. In fiscal year 2025, the India Meteorological Department (IMD) has predicted an above-normal monsoon. Any significant disruption in rainfall distribution patterns as seen in the last few years could adversely impact agricultural output.
Public health epidemics could also disrupt our business. In fiscal 2010, there were outbreaks of swine flu, caused by the H1N1 virus, in certain regions of the world, including India and several countries in which we operate. In 2020, the COVID-19 outbreak was declared a pandemic by the WHO and the virus adversely affected business prospects in fiscal year 2021, and restrictions related to the second COVID-19 wave and emergence of the Omicron variant posed additional challenges to business operations, such as weekend restrictions, travel restrictions and social distancing. In the event of another contagious disease, economic growth may slow down more than expected. Moreover, emerging infectious diseases have become a threat to the healthcare system in many states in India (
e.g.
, cases of nipah, monkeypox, kyasanur forest disease, west nile fever, and other diseases have been reported in Kerala in the last five years).
The rise in climate change related disasters, conflicts and their repercussions for food systems, re-emergence of the COVID-19 and its numerous variants or any other pandemic (
e.g.
, surging respiratory illness in China) could create a dangerous combination of threats to global health and market volatility. The associated principal risks to us as a result of this volatility in the financial markets include weaker currencies and the liquidity risk associated with potential increases in borrowing costs and the availability of debt financing. This could in turn adversely affect our business and the price of our equity shares and ADSs.
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

The United States has not been declared by the Government to be a reciprocating territory for the purposes of Section 44A of the Civil Procedure Code. However, the United Kingdom, Singapore, Hong Kong and the United Arab Emirates have been declared by the Government to be reciprocating territories, and certain courts in each of these jurisdictions have been declared as “superior courts” for the purposes of Section 44A of the Civil Procedure Code. A judgment of a court in a jurisdiction which is not a reciprocating territory, such as the United States, may be enforced only by a new suit upon the judgment and not by proceedings in execution. Section 13 of the Civil Procedure Code provides that a foreign judgment will be conclusive as to any matter thereby directly adjudicated upon except: (i) where it has not been pronounced by a court of competent jurisdiction; (ii) where it has not been given on the merits of the case; (iii) where it appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable; (iv) where the proceedings in which the judgment was obtained were opposed to natural justice; (v) where it has been obtained by fraud; or (vi) where it sustains a claim founded on a breach of any law in force in India. A foreign judgment which is conclusive under Section 13 of the Civil Procedure Code may be enforced either by a new suit upon judgment or by proceedings in execution. The suit must be brought in India within three years from the date of the judgment in the same manner as any other suit filed to enforce a civil liability in India. It is unlikely that a court in India would award damages on the same basis as a foreign court if an action is brought in India. Furthermore, it is unlikely that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with Indian practice. A party seeking to enforce a foreign judgment in India is required to obtain approval from the RBI to repatriate outside India any amount recovered pursuant to such execution. Any judgment in a foreign currency would be converted into Indian rupees on the date of the judgment and not on the date of the payment. The Bank cannot predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to considerable delays.
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
Investors in ADSs will have no voting rights, unlike holders of equity shares. Under the deposit agreement, the depositary will abstain from voting the equity shares represented by the ADSs. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote (subject to Indian restrictions on foreign ownership) the equity shares you obtain upon withdrawal. However, this withdrawal process may be subject to delays and additional costs and you may not be able to redeposit the equity shares. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “
Restrictions on Foreign Ownership of Indian Securities
” and Exhibit 2.3 “
Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934
” of this annual report on Form 20-F.
Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.
India’s restrictions on foreign ownership of Indian companies limit the number of equity shares that may be owned by foreign investors and generally require government approval for foreign investments. Investors who withdraw equity shares from the ADSs’ depositary facility for the purpose of selling such equity shares will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. The withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “
Restrictions on Foreign Ownership of Indian Securities
” and Exhibit 2.3 “
Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934
” of this annual report on Form 20-F.
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
A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0 percent of the company’s shareholders present and voting at a shareholders’ general meeting. United States investors in our ADSs may be unable to exercise preemptive rights for our equity shares underlying our ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any registration statement as well as the perceived benefits of enabling United States investors in our ADSs to exercise their preemptive rights and any other factors we consider appropriate at the time. We do not commit to filing a registration statement under those circumstances. If we issue any securities in the future, these securities may be issued to the depositary, which may sell these securities in the securities markets in India for the benefit of the investors in our ADSs. There can be no assurance as to the value, if any, the depositary would receive upon the sale of these securities. To the extent that investors in our ADSs are unable to exercise preemptive rights, their proportional interests in us would be reduced.
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
Under current Indian tax laws and regulations, capital gains arising from the sale of shares in an Indian company are generally taxable in India. Until March 31, 2018, any gain realized on the sale of listed equity shares on a stock exchange held for more than 12 months was not subject to capital gains tax in India if securities transaction tax (“STT”) was paid on the transaction. STT is levied on and collected by a domestic stock exchange on which the equity shares are sold. However, with the enactment of the Finance Act, the exemption previously granted in respect of payment of long-term capital gains tax has been withdrawn and, with effect from April 1, 2018, such taxes are now payable by the investors. Further, any gain realized on the sale of listed equity shares held for a period of 12 months or less will be subject to short-term capital gains tax in India.
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
.”
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
Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act), impose (a) certain reporting and due diligence requirements on foreign financial institutions (“FFIs”) and (b) potentially require such FFIs to deduct a 30.0 percent withholding tax from (i) certain payments from sources within the United States and (ii) “foreign pass through payments” (which are not yet defined in current guidance) made to certain FFIs that do not comply with such reporting, and due diligence requirements or certain other payees that do not provide required information. We, as well as relevant intermediaries such as custodians and depositary participants, are classified as FFIs for these purposes. The United States has entered into a number of intergovernmental agreements (“IGAs”) with other jurisdictions which may modify the operation of this withholding. India has entered into a Model 1 IGA with the United States for giving effect to FATCA, and Indian FFIs, including us, are generally required to comply with FATCA based on the terms of the IGA and relevant rules made pursuant thereto.

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
Should any withholding in respect of FATCA be required from any payments arising to any investor, neither we nor any other person on our behalf will pay any additional amounts as a result of the deduction or withholding.

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
As of March 31, 2024, there were 4,121,815 holders of record of our equity shares, including the shares underlying ADSs, of which 5,645 had registered addresses in the United States and held an aggregate of 4,770,501 equity shares representing 0.14 percent of our shareholders. In our records, only the depositary, JPMorgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying the ADSs.

DESCRIPTION OF EQUITY SHARES
For additional information about our equity shares, please see Exhibit 2.3 “
Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934
” of this annual report on Form 20-F.
The Company
We are registered under Corporate Identity Number L65920MH1994PLC080618 with the Registrar of Companies, Mumbai, Maharashtra, India. Clause III of our Memorandum of Association permits us to engage in a wide variety of activities, including all the activities in which we currently engage or intend to engage, as well as other activities in which we currently have no intention of engaging. Our Memorandum of Association states that our main objective is to carry on banking and related activities. See “
Management – Memorandum and Articles of Association
”.
Our authorized share capital is Rs. 11,906,100,000 consisting of 11,906,100,000 equity shares at par value of Rs. 1.0 each. As per the SEBI circular, the transfer of shares of listed Indian companies shall not be processed until such shares are held in dematerialized form with a depository. Therefore, shareholders need to dematerialize our shares for their transfer.
Dividends
Under Indian law and subject to the Banking Regulation Act, a company pays annual dividends upon a recommendation by its board of directors and approval by a majority of its shareholders at the annual general meeting of shareholders held within five months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the Board of Directors. Dividends are generally declared as a percentage of par value (on a per share basis) and distributed and paid to shareholders. The Companies Act provides that shares of a company of the same class must receive equal dividend treatment.
These distributions and payments are required to be deposited into a separate bank account within five days of the declaration of such dividend and paid to shareholders within 30 days of declaration of dividends.
The Companies Act states that any dividends that remain unpaid or unclaimed after that period are to be transferred to a special bank account within seven days from the expiry of the said period of 30 days. Any dividend amount that remains unclaimed for seven years from the date of the transfer is to be transferred by us to a fund, called the Investor Education and Protection Fund, created by the Government.
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

Bonus shares can only be issued if the company has not defaulted in payments of statutory dues of the employees, such as contribution to provident fund, gratuity and bonus or principal/interest payments on fixed deposits or debt securities issued by it. Bonus shares must not be issued in lieu of dividend. Further, listed companies are also required to follow the Securities and Exchange Board of India (“SEBI”) (Issue of Capital and Disclosure Requirements) Regulations, 2018 (the “SEBI ICDR Regulations”) for issuance of bonus shares.
General Meetings of Shareholders
There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within five months after the end of each fiscal year. We may convene an extraordinary general meeting when necessary or at the request of the shareholders holding on the date of the request at least 10 percent of our paid-up capital. A general meeting is usually convened by our company secretary in accordance with a resolution of the Board of Directors. Written notice or notice via email or other permitted electronic means stating the agenda of the meeting must be given at least 21 clear days prior to the date set for the general meeting to the shareholders whose names are in the register at the record date. Shorter notice is permitted if consent is received from 95 percent of the members entitled to vote. All shareholders who are registered at the record date are entitled to attend every general meeting, either in person or by proxy. Those shareholders who are not registered at the record date do not receive notice of this meeting and are not entitled to attend or vote at this meeting. The annual general meeting is held in Mumbai, the city in which our registered office is located. General meetings other than the annual general meeting may be held at any location if so determined by a resolution of our Board of Directors. In accordance with the General Circulars No. 20/2020 dated May 5, 2020, No. 02/2022 dated May 5, 2022 and 10/2022 dated December 28, 2022, issued by the Ministry of Corporate Affairs, and in accordance with Circular No. SEBI/HO/CFD/ CMD2/CIR/P/2022/62 dated May 13, 2022 and No. SEBI/HO/ CFD/PoD-2/P/CIR/2023/4 dated January 5, 2023, issued by the SEBI, which provide for relaxations to the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (collectively the “Applicable Circulars”), the Bank’s Annual General Meeting (“AGM”) in fiscal year 2023 was held remotely on August 11, 2023, using video conferencing (“VC”) and other audio-visual technology (“OAVM”).
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
Unless the Articles of Association provide for a larger number, the quorum for a general meeting is: (a) five members present (in person or by proxy) if the number of members as of the date of the meeting is not more than one thousand; (b) 15 members present (in person or by proxy) if the number of members as of the date of the meeting is more than one thousand but not more than five thousand; and (c) thirty members present (in person or by proxy) if the number of members as of the date of the meeting exceeds five thousand. Generally, resolutions may be passed by simple majority of the shareholders present and voting at any general meeting. However, resolutions such as an amendment to the organizational documents, commencement of a new line of business, an issue of additional equity shares (which is not a preemptive issue) and reductions of share capital, require that the votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution. As provided in our Articles of Association, a shareholder may exercise his voting rights by proxy to be given in the form prescribed by us. This proxy, however, is required to be lodged with us at least 48 hours before the time of the relevant meeting. Since the AGM on August 11, 2023 was held in accordance with the Applicable Circulars through VC and OAVM, physical attendance by shareholders had been dispensed and, accordingly, the facility to appoint proxies by shareholders was not available for this AGM. A shareholder may, by a single power of attorney, grant general power of representation covering several general meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at all general meetings. The Companies Act also provides for the passing of resolutions in relation to certain matters specified by the Government of India, by means of a postal ballot. A notice to all the shareholders must be sent along with a draft resolution explaining the reasons therefor and requesting the shareholders to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of dispatch of the notice. Shareholders may exercise their right to vote at general meetings, through postal ballot by sending their votes through the postal arrangements or through electronic means (e-voting), for which separate facilities are provided to the shareholders.
ADS holders have no voting rights with respect to the deposited equity shares.

Annual Report
At least 21 clear days before an annual general meeting, we must circulate either a detailed or abridged version of our Indian GAAP audited financial accounts, together with the Directors’ Report and the Auditor’s Report, to the shareholders along with a notice convening the annual general meeting. We are also required under the Companies Act to make available upon the request of any shareholder our complete balance sheet and profit and loss account. The above-mentioned documents must also be made available for inspection at our registered office during working hours for a period of 21 days before the date of the annual general meeting. A statement containing the salient features of these documents in a prescribed manner (or copies of these documents) is required to be sent to every member of the company and to every debenture trustee at least 21 days before the date of the annual general meeting. Under the Companies Act, we must file with the Registrar of Companies our Indian GAAP balance sheet and profit and loss account in form AOC-4 within 30 days of the conclusion of the annual general meeting and our annual return in form MGT-7 within 60 days of the conclusion of that meeting. We also upload the draft annual return in form MGT-7 to our website and include a web-link to the same in our annual report.
Disclosure of Ownership Interest
The provisions of the Companies Act generally require beneficial owners of equity shares of Indian companies that are not holders of record to declare to the company details of the holder of record and holders of record to declare details of the beneficial owner. While it is unclear whether these provisions apply to holders of an Indian company’s ADSs, investors who exchange ADSs for equity shares are subject to this provision. Failure to comply with these provisions would not affect the obligation of a company to register a transfer of equity shares or to pay any dividends to the registered holder of any equity shares in respect of which this declaration has not been made, but any person who fails to make the required declaration may be liable to pay a penalty as mentioned under the Companies Act. However, under the Banking Regulation Act, a registered holder of any equity shares, except in certain conditions, shall not be liable to any suit or proceeding on the ground that the title to those equity shares vests in another person.
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
Capital Calls
The Board of Directors may make calls on shareholders in respect of any money unpaid on the shares held by each of them and not by the conditions of allotment thereof. Shareholders must pay the amount of every call made on them to the persons and at the time and place determined by the Board of Directors. A call may be payable in instalments, and may be revoked or postponed at the discretion of the Board of Directors. The Board of Directors must give at least fourteen days prior notice specifying the time and place of payment.
If a shareholder does not pay the sum payable in respect of any call or instalment on or before the day scheduled for payment, such shareholder must pay interest on the amount due, at such rate as the Board of Directors determines, from the last day scheduled for payment to the date of actual payment. The Board of Directors may in their absolute discretion waive payment of such interest wholly or in part.
No shareholder is entitled to receive any dividend or to exercise any privilege as a shareholder until such shareholder has paid all calls due and payable on every share held by such shareholder, whether alone or jointly with any person, together with interest and expenses, if any.
Subject to the provisions of the Companies Act, the Board of Directors may agree to and receive from any shareholder any advances of all or any part of the unpaid amounts of such shareholder’ shares beyond the sum actually called up. The Board of Directors may pay interest upon the amount paid in advance in excess of the amount called up, at a rate agreed by the relevant shareholder and the Board of Directors. Likewise, the Board of Directors may repay at any time any amount so advanced. Payments in advance of calls will not confer a right to dividend or to participate in the profits of the Bank.

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
See also “
Management – Memorandum and Articles of Association
”.
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

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
For additional information about our American Depositary Shares, please see Exhibit 2.3 “
Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934
” of this annual report on Form 20-F.
Fees and Charges for Holders of American Depositary Shares
JPMorgan Chase Bank, N.A., as depositary, issues the American Depositary Shares, or ADSs. Each ADS represents an ownership interest in three equity shares, which we have deposited with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and each holder of American Depositary Receipts (“ADRs”) evidencing ADSs. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which it has not distributed directly to an ADR holder.
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
The table below sets forth the contribution received by us from the depositary towards our direct and indirect expenses during fiscal year 2024.

Category	Contribution received
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$ 9,406,306.38 (approximately Rs. 783.9 million)

DIVIDEND POLICY
We have paid dividends every year since fiscal 1997. The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends declared on the equity shares, both exclusive of dividend tax. All dividends were paid in rupees.

	Dividend per equity share				Total amount of dividends declared
					(in millions)
Relating to fiscal
2020*	Rs.	2.50	US$	0.030	Rs.	13,664.1	US$	164.0
2021		6.50		0.078		35,833.0		430.0
2022		15.50		0.186		85,955.9		1,031.4
2023		19.00		0.228		106,015.1		1,272.1
2024**		19.50		0.234		148,139.8		1,777.5

*
The RBI, in its circular dated April 17, 2020, prohibited banks from making any further dividend pay-outs from the profits pertaining to fiscal 2020 until further notice. This restriction was put in place to ensure that banks conserved capital and retained their ability to support the economy and absorb losses in an environment of heightened uncertainty caused by the COVID-19 pandemic. On December 4, 2020, the RBI repeated its view that, in light of the ongoing stress and heightened uncertainty caused by the pandemic, banks should continue to conserve capital, and maintained the prohibition to make dividend payments on equity shares from the profits pertaining to fiscal 2020.

**	On April 20, 2024, the Board recommended a dividend of Rs. 19.50 per share of the Bank for the fiscal 2024 subject to approval of the shareholders at the Annual General Meeting to be held in 2024.
Our dividends are generally declared and paid in the fiscal year following the fiscal year to which they relate. Under Indian law, a company pays its final dividend upon recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders. The shareholders have the right to decrease but not to increase the dividend amount recommended by the board of directors. As per the RBI guidelines, the dividend pay-out (excluding dividend tax) for fiscal 2024 cannot exceed 35 percent of the net profit of Rs. 608,122.8 million calculated under Indian GAAP.
The Finance Act 2020 abolished, with effect from April 1, 2020, the dividend distribution tax payable by a company upon the distribution of dividends. As a result, since April 1, 2020, the Bank is no longer required to pay direct tax in respect of dividends paid by the Bank. However, under Section 115AC of the Finance Act 2020, such dividends are taxable to ADR holders at the rate of 10 percent plus applicable surcharge and cess, and such amount of tax is required to be withheld or deducted from the amount of any dividends distributed to ADR holders after March 31, 2020.
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
For a description of the regulation applicable to the payment of dividends, see “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Special Provisions of the Banking Regulation Act—Restrictions on Payment of Dividends.
”

SELECTED FINANCIAL AND OTHER DATA
The following tables set forth our selected financial and other data. Our selected income statement data for fiscal years 2022, 2023 and 2024 and the selected balance sheet data as of March 31, 2023 and 2024 are derived from our audited financial statements included in this report.
For the convenience of the reader, the selected financial data as of and for the fiscal year ended March 31, 2024, have been translated into U.S. dollars at the rate on March 29, 2024, of Rs. 83.34 per US $1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.
One ADS continues to represent three equity shares.
The Board of Directors of the Bank at its meeting held on April 4, 2022, approved a composite scheme of amalgamation for the amalgamation of: (i) the Amalgamated Subsidiaries, each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into the Bank, which received all the required approvals and became effective from July 1, 2023. The financial information of HDFC Limited and its former subsidiaries is consolidated into our consolidated financial statements since July 1, 2023 (the Transaction Effective Date). Accordingly, the consolidated financial information referred to in this section for periods or as of dates prior to July 1, 2023, does not reflect financial information about HDFC Limited and its former subsidiaries. Our consolidated financial information for fiscal year 2024 includes the financial information of HDFC Limited and its former subsidiaries for the period from July 1, 2023 to March 31, 2024, which limits its comparability to the consolidated financial information for fiscal years 2022 and 2023.
You should read the following data with the more detailed information contained in “
Management’s Discussion and Analysis of Financial Condition and Results of Operations
” and our financial statements. Footnotes to the following data appear below the final table.

	Year ended March 31,
	2022		2023		2024		2024

	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	1,333,137.0	Rs.	1,689,526.7		Rs. 2,781,926.2	US$	33,380.5
Interest expense		584,297.5		775,538.2		1,533,922.8		18,405.6
Net interest revenue		748,839.5		913,988.5		1,248,003.4		14,974.9
Provisions for credit losses		126,979.5		74,213.8		133,063.1		1,596.6
Net interest revenue after provisions for credit losses		621,860.0		839,774.7		1,114,940.3		13,378.3
Non-interest revenue, net		270,574.2		291,386.5		738,930.9		8,866.5
Net revenue		892,434.2		1,131,161.2		1,853,871.2		22,244.8
Non-interest expense		373,272.0		468,779.4		1,069,242.4		12,829.8
Surplus/(Deficit) in P&L transferred to Undistributed Policyholders Earnings Account						79,169.8		950.0
Income before income tax expense		519,162.2		662,381.8		705,459.0		8,465.0
Income tax expense		132,559.2		166,117.4		77,827.1		933.9
Net income before non-controlling interest		386,603.0		496,264.4		627,631.9		7,531.1
Net income attributable to shareholders of non-controlling interest		602.6		817.5		4,975.3		59.7
Net income attributable to HDFC Bank Limited	Rs.	386,000.4	Rs.	495,446.9	Rs.	622,656.6	US$	7,471.4
Per equity share data:
Earnings per equity share, basic	Rs.	69.76	Rs.	89.02	Rs.	88.66	US$	1.06
Earnings per equity share, diluted		69.38		88.68		88.31		1.05
Dividends declared per equity share		15.50		19.00		19.50		0.23
Book value (1)		451.69		521.93		914.49		11.00
Equity share data:
Equity shares outstanding at end of period		5,545.5		5,579.7		7,596.9		7,596.9
Weighted average equity shares outstanding—basic		5,533.1		5,565.6		7,079.3		7,079.3
Weighted average equity shares outstanding—diluted		5,563.5		5,587.2		7,107.5		7,107.5
ADS data (where one ADS represents three shares):
Earnings per ADS—basic		209.28		267.06		265.98		3.18
Earnings per ADS—diluted		208.14		266.04		264.93		3.15

	As of March 31,
	2022		2023		2024		2024

	(in millions)
Selected balance sheet data:
Cash and due from banks, and restricted cash	Rs.	1,122,031.1	Rs.	1,387,395.2	Rs.	2,086,031.4	US$	25,030.4
Loans, net of allowance		14,036,872.2		17,052,927.9		26,335,700.9		316,003.1
Investments:
Investments held for trading		53,199.5		135,831.1		461,245.3		5,534.5
Investments available for sale, debt securities		4,388,563.1		4,878,844.0		8,295,487.1		99,537.9
Total		4,441,762.6		5,014,675.1		8,756,732.4		105,072.4
Total assets	Rs.	21,113,705.5	Rs.	25,755,624.0	Rs.	44,118,573.0	US$	529,380.6
Long term debt		1,554,333.4		2,054,436.4		6,648,772.0		79,778.9
Short term borrowings		554,167.6		1,089,897.5		1,313,737.1		15,763.6
Total deposits		15,580,031.9		18,826,635.6		23,768,235.6		285,196.0
Of which:
Interest-bearing deposits		13,197,979.7		16,097,459.3		20,688,406.2		248,241.0
Non-interest-bearing deposits		2,382,052.2		2,729,176.3		3,079,829.4		36,955.0
Liabilities on policies in force						1,763,979.1		21,166.1
Total liabilities		18,604,252.1		22,837,786.1		36,232,390.2		434,753.9
Noncontrolling interest in subsidiaries		4,615.0		5,637.2		938,855.4		11,265.4
HDFC Bank Limited shareholders’ equity		2,504,838.4		2,912,200.7		6,947,327.4		83,361.3
Total liabilities and shareholders’ equity	Rs.	21,113,705.5	Rs.	25,755,624.0	Rs.	44,118,573.0	US$	529,380.6

	Year ended March 31,
	2022		2023		2024		2024

	(in millions)
Period average (2)
Interest-earning assets	Rs.	17,476,144.8	Rs.	20,852,505.1	Rs.	32,438,872.6	US$	389,235.3
Loans, net of allowance		12,175,749.9		15,037,546.2		22,852,313.0		274,205.8
Total assets		18,648,153.1		22,354,795.1		38,798,481.3		465,544.5
Interest-bearing deposits		11,951,645.0		14,149,631.8		18,178,808.6		218,128.3
Non-interest-bearing deposits		1,769,880.8		2,009,410.5		2,211,282.6		26,533.3
Total deposits		13,721,525.8		16,159,042.3		20,390,091.2		244,661.5
Interest-bearing liabilities		13,945,086.1		16,993,341.0		25,452,396.1		305,404.3
Long term debt		1,243,226.8		1,646,705.9		5,388,304.2		64,654.5
Short term borrowings		750,214.3		1,197,003.3		1,885,283.3		22,621.6
Total liabilities		16,347,325.5		19,711,755.2		32,593,352.2		391,088.9
Total shareholders’ equity		2,300,827.6		2,643,039.9		6,205,129.1		74,455.6

	2022	2023	2024

	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total tangible assets (3)	2.1	2.2	1.8
Average total tangible shareholders’ equity (4)	17.3	19.3	15.3
Dividend payout ratio (5)	22.3	21.4	23.8
Spread (6)	3.9	4.0	3.0
Net interest margin (7)	4.3	4.4	3.8
Cost-to-net revenue ratio (8)	41.8	41.4	57.7
Cost-to-average assets ratio (9)	2.0	2.1	2.8
Capital:
Total capital adequacy ratio (10)	18.90	19.26	18.80
Tier I capital adequacy ratio (10)	17.87	17.13	16.79
Tier II capital adequacy ratio (10)	1.03	2.13	2.01
Average total shareholders’ equity as a percentage of average total assets	12.3	11.8	16.0
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets (11)	1.3	1.1	1.2

(1)
Represents the difference between total assets and total liabilities, reduced by noncontrolling interests in subsidiaries, divided by the number of shares outstanding at the end of each reporting period.

(2)	Average balances are the average of daily outstanding amounts.
(3)	Represents the ratio of net income attributable to HDFC Bank Limited as a percentage of average tangible assets. Average tangible assets exclude goodwill and intangibles.

(4)
Represents the ratio of net income attributable to HDFC Bank Limited as a percentage of average tangible shareholders’ equity. Average tangible shareholders’ equity is shareholders’ equity reduced by goodwill and intangibles.

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

(8)	Represents the ratio of non-interest expense to the sum of net interest revenue after provision for credit losses and non-interest revenue, net.
(9)	Represents the ratio of non-interest expense to average total assets.
(10)	Calculated in accordance with RBI guidelines (Basel III Capital Regulations, generally referred to as “Basel III”). See also “ Supervision and Regulation ”.
(11)	Gross customer assets consist of loans and credit substitutes.

SELECTED STATISTICAL INFORMATION
The following information should be read together with our financial statements included in this report as well as “
Management’s Discussion and Analysis of Financial Condition and Results of Operations
”. Certain amounts presented in this section are in accordance with U.S. GAAP and certain figures are presented according to RBI guidelines where noted. Footnotes appear at the end of each related section of tables.
The Board of Directors of the Bank at its meeting held on April 4, 2022, approved a composite scheme of amalgamation for the amalgamation of: (i) the Amalgamated Subsidiaries, each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into the Bank, which received all the required approvals and became effective from July 1, 2023. The financial information of HDFC Limited and its former subsidiaries is consolidated into our consolidated financial statements since July 1, 2023 (the Transaction Effective Date). Accordingly, the consolidated financial information referred to in this section for periods or as of dates prior to July 1, 2023, does not reflect financial information about HDFC Limited and its former subsidiaries. Our consolidated financial information for fiscal year 2024 includes the financial information of HDFC Limited and its former subsidiaries for the period from July 1, 2023 to March 31, 2024, which limits its comparability to the consolidated financial information for fiscal years 2022 and 2023.
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

	Year ended March 31,
	2022					2023					2024
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost

	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash and due from banks, and restricted cash	Rs.	108,184.0	Rs.	1,090.9	1.0%	Rs.	152,848.2	Rs.	6,308.7	4.1%	Rs.	267,249.0	Rs.	17,771.7	6.6%
Investments available for sale debt securities		4,132,605.2		240,943.0	5.8		4,875,942.8		304,566.7	6.2		7,721,061.2		516,550.0	6.7
Investments held for trading		81,809.4		1,647.5	2.0		71,944.9		2,964.6	4.1		406,211.0		3,563.1	0.9
Loans, net:
Retail loans		8,014,536.7		807,146.1	10.1		9,863,886.2		987,975.9	10.0		16,069,363.9		1,625,134.5	10.1
Wholesale loans		4,161,213.2		250,779.5	6.0		5,173,660.0		363,842.1	7.0		6,782,949.1		569,391.0	8.4
Securities purchased with agreement to resell		699,778.0		25,101.0	3.6		52,860.0		2,222.7	4.2		103,522.0		4,276.9	4.1
Other assets		278,018.3		6,429.0	2.3		661,363.0		21,646.0	3.3		1,088,516.4		45,239.0	4.2
Total interest-earning assets:	Rs.	17,476,144.8	Rs.	1,333,137.0	7.6%	Rs.	20,852,505.1	Rs.	1,689,526.7	8.1%	Rs.	32,438,872.6	Rs.	2,781,926.2	8.6%
Non-interest-earning assets:
Cash and due from banks, and restricted cash		668,669.0					878,597.0					1,231,833.0
Property and equipment		57,591.1					72,436.9					131,056.3
Other assets		445,748.2					551,256.1					4,996,719.4
Total non-interest earning assets		1,172,008.3					1,502,290.0					6,359,608.7
Total assets	Rs.	18,648,153.1	Rs.	1,333,137.0	7.1%	Rs.	22,354,795.1	Rs.	1,689,526.7	7.6%	Rs.	38,798,481.3	Rs.	2,781,926.2	7.2%
Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	4,348,242.0	Rs.	137,400.0	3.2%	Rs.	5,021,031.0	Rs.	158,795.0	3.2%	Rs.	5,421,819.0	Rs.	171,489.0	3.2%
Time deposits		7,603,403.0		351,610.1	4.6		9,128,600.8		456,313.9	5.0		12,756,989.6		825,916.6	6.5
Short term borrowings		403,780.3		6,537.1	1.6		870,879.3		42,473.5	4.9		1,314,706.3		80,943.6	6.2
Long term debt		1,243,226.8		77,456.3	6.2		1,646,705.9		101,587.8	6.2		5,388,304.2		432,520.3	8.0
Securities sold with agreement to repurchase		346,434.0		11,294.0	3.3		326,124.0		16,368.0	5.0		570,577.0		23,053.4	4.0
Total interest-bearing liabilities	Rs.	13,945,086.1	Rs.	584,297.5	4.2%	Rs.	16,993,341.0	Rs.	775,538.2	4.6%	Rs.	25,452,396.1	Rs.	1,533,922.9	6.0%
Non-interest-bearing liabilities:
Non-interest-bearing deposits		1,769,880.8					2,009,410.5					2,211,282.6		—	—
Other liabilities		632,358.6					709,003.7					4,929,673.5		—	—
Total non-interest-bearing liabilities		2,402,239.4					2,718,414.2					7,140,956.1		—	—
Total liabilities	Rs.	16,347,325.5	Rs.	584,297.5	3.6%	Rs.	19,711,755.2	Rs.	775,538.2	3.9%	Rs.	32,593,352.2	Rs.	1,533,922.9	4.7%
Total shareholders’ equity		2,300,827.6					2,643,039.9					6,205,129.1		—	—
Total liabilities and shareholders’ equity	Rs.	18,648,153.1	Rs.	584,297.5	3.1%	Rs.	22,354,795.1	Rs.	775,538.2	3.5%	Rs.	38,798,481.3	Rs.	1,533,922.9	4.0%

Analysis of Changes in Interest Revenue and Interest Expense
The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average balance and average rate.

	Fiscal 2023 vs. Fiscal 2022 Increase/ (decrease) (1) due to						Fiscal 2024 vs. Fiscal 2023 Increase/ (decrease) (1) due to

	Net change		Change in Average balance		Change in Average rate		Net change		Change in Average balance		Change in Average rate

	(in millions)
Interest revenue:
Cash and due from banks, and restricted cash	Rs.	5,217.8	Rs.	450.4	Rs.	4,767.4	Rs.	11,463.0	Rs.	4,721.8	Rs.	6,741.2
Investments available for sale debt securities		63,623.7		43,338.8		20,284.9		211,983.3		177,715.0		34,268.3
Investments held for trading		1,317.1		(198.7)		1,515.8		598.5		13,773.9		(13,175.4)
Loans, net:
Retail loans		180,829.8		186,248.5		(5,418.7)		637,158.6		621,546.3		15,612.3
Wholesale loans		113,062.6		61,016.1		52,046.5		205,548.9		113,174.7		92,374.2
Securities purchased with agreement to resell		(22,878.3)		(23,204.9)		326.6		2,054.2		2,130.3		(76.1)
Other assets		15,217.0		8,864.6		6,352.4		23,593.0		13,980.5		9,612.5
Total interest-earning assets	Rs.	356,389.7	Rs.	276,514.8	Rs.	79,874.9		Rs. 1,092,399.5	Rs.	947,042.5	Rs.	145,357.0
Interest expense:
Savings account deposits	Rs.	21,395.0	Rs.	21,259.4		Rs.135.6	Rs.	12,694.0	Rs.	12,675.3		Rs.18.7
Time deposits		104,703.8		70,530.9		34,172.9		369,602.7		181,373.3		188,229.4
Short term borrowings		35,936.4		7,562.2		28,374.2		38,470.1		21,645.8		16,824.3
Long term debt		24,131.5		25,137.8		(1,006.3)		330,932.5		230,824.9		100,107.6
Securities sold with agreement to repurchase		5,074.0		(662.1)		5,736.1		6,685.4		12,269.0		(5,583.6)
Total interest-bearing liabilities	Rs.	191,240.7	Rs.	123,828.2	Rs.	67,412.5	Rs.	758,384.7	Rs.	458,788.3	Rs.	299,596.4
Net interest revenue	Rs.	165,149.0	Rs.	152,686.6	Rs.	12,462.4	Rs.	334,014.8	Rs.	488,254.2	Rs.	(154,239.4)

(1)
The changes in net interest revenue between periods have been reflected as attributed either to average balance or average rate changes. For purposes of this table, changes that are due to both average balance and average rate have been allocated solely to changes in average rate.

Yields, Spreads and Margins
The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2022		2023		2024

	(in millions, except percentages)
Interest and dividend revenue	Rs.	1,333,137.0	Rs.	1,689,526.7	Rs.	2,781,926.2
Average interest-earning assets		17,476,144.8		20,852,505.1		32,438,872.6
Interest expense		584,297.5		775,538.2		1,533,922.8
Average interest-bearing liabilities		13,945,086.1		16,993,341.0		25,452,396.1
Average total assets		18,648,153.1		22,354,795.1		38,798,481.3
Average interest-earning assets as a percentage of average total assets		93.7%		93.3%		83.6%
Average interest-bearing liabilities as a percentage of average total assets		74.8%		76.0%		65.6%
Average interest-earning assets as a percentage of average interest-bearing liabilities		125.3%		122.7%		127.4%
Yield (1)		7.6%		8.1%		8.6%
Cost of funds (2)		3.6%		3.9%		4.7%
Spread (3)		3.9%		4.0%		3.0%
Net interest margin (4)		4.3%		4.4%		3.8%

(1)	Represents the average yield on all interest-earning assets.
(2)	Represents the average rate paid on all liabilities, excluding total shareholders’ equity.
(3)
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

(4)
The net interest margin is the ratio of net interest revenue to average interest-earning assets, with net interest revenue equal to the difference between (a) the sum of interest and dividend income, and (b) interest expense. The difference in the net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, the net interest margin is greater than the spread. If average interest-bearing liabilities exceed average interest-earning assets, the net interest margin is less than the spread.

Funding
Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 83 percent and 84 percent of total deposits as of March 31, 2023 and March 31, 2024, respectively. Wholesale banking deposits represented 17 percent and 16 percent of total deposits as of March 31, 2023 and March 31, 2024, respectively.
Total Deposits
The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 3.2 percent in fiscal 2022, 3.2 percent in fiscal 2023 and 3.2 percent in fiscal 2024. The average cost of time deposits was 4.6 percent in fiscal 2022, 5.0 percent in fiscal 2023 and 6.5 percent in fiscal 2024. The average deposits for the periods set forth are as follows:

	As of March 31,
	2022			2023			2024

	Amount		% of total	Amount		% of total	Amount		% of total

	(in millions, except percentages)
Current deposits	Rs.	1,769,880.8	12.9%	Rs.	2,009,410.5	12.4%	Rs.	2,211,282.6	10.8%
Savings deposits		4,348,242.0	31.7		5,021,031.0	31.1		5,421,819.0	26.6
Time deposits		7,603,403.0	55.4		9,128,600.8	56.5		12,756,989.6	62.6
Total	Rs.	13,721,525.8	100.0%	Rs.	16,159,042.3	100.0%	Rs.	20,390,091.2	100.0%
Uninsured Deposits
Demand and time deposits of up to Rs. 0.5 million accepted by scheduled commercial banks in India have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation (“DICGC”), a wholly owned subsidiary of the RBI. As of March 31, 2023 and March 31, 2024, total deposits that exceed DICGC insurance limits, or are otherwise uninsured, were estimated to be Rs. 14,802.3 billion and Rs. 18,751.4 billion, respectively. All the deposits outside India are treated for these purposes as uninsured. The below table presents the contractual maturities of estimated time deposits that exceed DICGC insurance limits, or are otherwise uninsured.

	At March 31, 2023		At March 31, 2024
	(in billions)		(in billions)
Uninsured time deposits with a maturity of:
Up to three months	Rs.	2,165.7	Rs.	3,341.6
Three to six months		1,561.0		1,882.1
Six to twelve months		2,478.5		3,985.9
More than one year		2,870.8		3,299.6
Loan Portfolio and Credit Substitutes
As of March 31, 2024, our gross loan portfolio amounted to Rs. 26,793.0 billion. As of that date, our gross credit substitutes outstanding were Rs. 131.5 billion. Almost all our gross loans and credit substitutes are to borrowers in India and approximately 97 percent are denominated in rupees. For a description of our retail and wholesale loan products, see “
Business—Retail Banking—Retail Loans and Other Asset Products
” and “
Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes
”.

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2023	2024

	(in millions)
Retail loans	Rs.11,506,580.3	Rs.19,590,408.1
Wholesale loans	5,911,512.1	7,202,639.3
Gross loans	Rs.17,418,092.4	Rs.26,793,047.4
Credit substitutes (at fair value)	503,187.8	131,486.9
Gross loans plus credit substitutes	Rs.17,921,280.2	Rs.26,924,534.3
Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes
The following tables set forth, for the period indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2024
	Due in one year or less		Due in one to five years		Due in five to fifteen years		Due after fifteen years

	(in millions)
Retail loans	Rs.	4,191,712.5	Rs.	9,992,377.8	Rs.	3,907,730.1	Rs.	1,498,587.7
Wholesale loans		2,011,692.4		3,675,651.9		1,496,885.6		18,409.4
Gross loans	Rs.	6,203,404.9	Rs.	13,668,029.7	Rs.	5,404,615.7		1,516,997.1
Credit substitutes (at fair value)		56,341.2		54,965.7		20,178.8		1.2
Gross loans plus credit substitutes	Rs.	6,259,746.1	Rs.	13,722,995.4	Rs.	5,424,794.5	Rs.	1,516,998.3

	At March 31, 2024
	Due in one year or less		Due in one to five years		Due in five to fifteen years		Due after fifteen years

	(in millions)
Interest rate classification of gross loans by maturity:
Variable rates	Rs.	3,234,772.5	Rs.	8,076,058.3	Rs.	4,711,494.3		1,515,078.8
Fixed rates		2,968,632.4		5,591,971.4		693,121.4		1,918.3
Gross loans	Rs.	6,203,404.9	Rs.	13,668,029.7	Rs.	5,404,615.7		1,516,997.1
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	4,764.8	Rs.	904.1		—
Fixed rates		56,341.2		50,200.9		19,274.7		1.2
Gross credit substitutes	Rs.	56,341.2	Rs.	54,965.7	Rs.	20,178.8		1.2
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	3,234,772.5	Rs.	8,080,823.1	Rs.	4,712,398.4		1,515,078.8
Fixed rates		3,024,973.6		5,642,172.3		712,396.1		1,919.5
Gross loans and credit substitutes	Rs.	6,259,746.1	Rs.	13,722,995.4	Rs.	5,424,794.5		1,516,998.3
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
We are required to comply with the PSL requirements as of March 31 of each fiscal year, a date specified by the RBI for reporting. The assessment of whether we have achieved the PSL requirements is made at the end of the fiscal year based on the average of priority sector target/sub-target achievement as at the end of each quarter. On the basis of the quarterly average, the Bank met its total PSL requirement in fiscal 2024. Our total PSL achievement for fiscal year 2024 stood at 53.87 percent as against a requirement of 40.0 percent, and our achievement of direct lending to non-corporate farmers stood at 13.47 percent for fiscal year 2024 as against a requirement of 13.78 percent. Our achievement of lending to micro enterprises stood at 10.70 percent as against a target of 7.5 percent. Lending to the total agricultural sector stood at 18.00 percent as against a requirement of 18.0 percent, and lending to small and marginal farmers stood at 8.50 percent, against the requirement of 10.0 percent. Advances to sections termed “weaker” by the RBI were 10.66 percent against the requirement of 12.0 percent. The above achievements are subject to district weight adjustments wherein a higher weight (125.0 percent) would be assigned in the identified districts where the credit flow is comparatively lower, and a lower weight (90.0 percent) would be assigned in districts where the credit flow is comparatively higher. This is expected to be valid for up to fiscal year 2024 and is expected to be reviewed thereafter. The districts not further specified continue to have an existing weightage of 100.0 percent. Adjustments for weights to incremental PSL credit by RBI are pending.

The PSL master directions mention that scheduled commercial banks having any shortfall in lending to priority sectors shall be allocated amounts for contribution to the RIDF established with NABARD and other funds with NABARD, NHB, SIDBI or MUDRA, as decided by the RBI from time to time.
We may be required by the RBI to deposit with the Indian development banks certain amounts as specified by the RBI in the coming year due to the shortfall in the above-mentioned sub-categories of priority sector lending targets. As of March 31, 2024, our total investments as directed by RBI in such deposits were Rs. 1,180.1 billion, yielding returns ranging from 2.25 percent to 4.75 percent.
See also “
Risk factors—Credit Risks—We are required to undertake directed lending under RBI guidelines. Consequently, we may experience a higher level of non-performing loans in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs. Further, in the case of any shortfall in complying with these requirements, we may be required to invest in deposits of Indian development banks as directed by the RBI. These deposits yield low returns, thereby impacting our profitability
”.
The following table sets forth, for the periods indicated, our loans, broken down by sector, forming part of our directed lending:

	As of March 31,
	2022	2023	2024

	(in millions)
Directed lending:
Agriculture	Rs.1,022,103.4	Rs.1,394,654.4	Rs.1,803,305.3
Micro, small and medium enterprises	2,573,219.5	3,547,469.0	4,531,460.1
Other	352,350.5	442,703.0	1,515,844.4
Total directed lending	Rs.3,947,673.4	Rs.5,384,826.4	Rs.7,850,609.8
Non-Performing Loans
The following table sets forth, for the periods indicated, information about our non-performing loan portfolio:

	As of March 31,
	2023						2024
	Retail		Wholesale		Total		Retail		Wholesale		Total

	(in millions, except percentages)
Non-performing loans	Rs.	167,196.5	Rs.	33,512.3	Rs.	200,708.8	Rs.	220,616.2	Rs.	106,827.7	Rs.	327,443.9
Allowance for credit losses		303,857.6		61,306.9		365,164.5		344,705.7		112,640.8		457,346.5
Net charge-offs*		81,333.5		387.6		81,721.1		80,979.8		(683.5)		80,296.3
Gross loan		11,506,580.3		5,911,512.1		17,418,092.4		19,590,408.1		7,202,639.3		26,793,047.4
Net loan		11,202,722.7		5,850,205.2		17,052,927.9		19,245,702.4		7,089,998.5		26,335,700.9
Average loans		9,863,886.2		5,173,660.0		15,037,546.2		16,069,363.9		6,782,949.1		22,852,313.0
Gross non-performing loans as a percentage of gross loans		1.5%		0.6%		1.2%		1.1%		1.5%		1.2%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		25.9%		23.3%		25.5%		19.9%		7.4%		15.8%
Gross unsecured non-performing loans as a percentage of gross unsecured loans		1.3%		0.3%		0.9%		1.2%		0.3%		0.9%
Total allowances for credit losses as a percentage of gross loans		2.6%		1.0%		2.1%		1.8%		1.6%		1.7%
Net charge-offs* as a percentage of average outstanding loans		0.8%		~0.0%		0.5%		0.5%		0.0%		0.4%

*	Write-off net of recoveries

Material year-on-year changes disclosed in the foregoing table were mainly due to the Transaction in which, among others, we acquired a housing loans portfolio of Rs. 5,241.9 billion from HDFC Limited that increased the proportion of our secured loans. See also “
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Assets
”.
Recognition of Non-Performing Loans
We classify our loan portfolio into loans that are performing and loans that are non-performing. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2023	2024

	(in millions)
Performing	Rs.17,217,383.6	Rs. 26,465,603.5
Non-performing:
On accrual status	—	—
On non-accrual status	200,708.8	327,443.9
Total non-performing	200,708.8	327,443.9
Total	Rs.17,418,092.4	Rs. 26,793,047.4
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
Analysis of Non-Performing Loans by Industry Sector
The following table sets forth, for the periods indicated, our non-performing loans by borrowers’ industry or economic activity in each of the respective periods and as a percentage of our loans in the respective industry or economic activity sector. These figures do not include credit substitutes, which we include for purposes of calculating our industry concentration for RBI reporting. See “
Risk Factors—Credit Risks—We have high concentrations of exposures to certain customers and sectors, and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized
”.

	As of March 31,
	2023					2024
Industry	Gross Loans		Non- performing loans		% of loans in industry	Gross Loans		Non- performing Loans		% of loans in industry

	(in millions, except percentages)
Capital Market Intermediaries	Rs.	30,510.9	Rs.	3,327.1	10.9	Rs.	31,962.3	Rs.	3,312.7	10.4
Agriculture Production—Food		401,720.3		28,222.2	7.0		465,103.6		30,493.3	6.6
Real Estate & Property Services		458,906.6		1,635.9	0.4		1,070,220.3		65,195.3	6.1
Agriculture Production—Non food		182,416.0		8,392.9	4.6		217,389.5		7,336.2	3.4
Tobacco & Products		6,425.2		157.2	2.4		4,199.1		131.4	3.1
Agriculture Produce Trade		102,180.2		3,246.6	3.2		121,963.6		3,733.0	3.1
Agriculture-Allied		431,581.1		13,426.1	3.1		541,455.9		13,866.0	2.6
Animal Husbandry		42,289.5		1,268.0	3.0		101,140.0		2,404.4	2.4
Fishing		19,373.1		265.3	1.4		26,156.2		545.2	2.1
Engineering		300,745.5		4,051.2	1.3		371,258.1		7,007.3	1.9
Consumer Services		581,272.1		11,505.0	2.0		860,297.1		15,040.2	1.7
Leather & Products		35,770.3		331.7	0.9		41,996.8		710.6	1.7
Food and Beverage		566,172.9		8,478.7	1.5		712,895.6		11,996.6	1.7
Wholesale Trade—Industrial		421,900.9		6,089.3	1.4		480,419.9		7,667.4	1.6
Road Transportation		568,414.2		10,031.1	1.8		741,738.6		11,232.4	1.5
Retail Trade		973,274.3		15,044.4	1.5		1,085,962.9		16,067.8	1.5
Wood & Products		36,349.0		557.9	1.5		45,913.9		605.3	1.3
Automobile & Auto Ancillary		483,658.4		6,553.2	1.4		521,736.3		6,837.4	1.3

	As of March 31,
	2023			2024
Industry	Gross Loans	Non- performing loans	% of loans in industry	Gross Loans	Non- performing Loans	% of loans in industry

Infrastructure Development	284,690.7	5,947.7	2.1	450,183.2	5,762.5	1.3
Paper, Printing and Stationery	111,039.5	1,236.5	1.1	125,703.1	1,557.3	1.2
Wholesale Trade—Non Industrial	530,057.5	5,973.1	1.1	542,767.9	6,680.5	1.2
Media & Entertainment	30,685.9	293.3	1.0	27,642.7	339.8	1.2
Rubber & Products	24,094.1	329.5	1.4	28,736.8	350.2	1.2
Business Services	334,169.3	4,254.0	1.3	454,347.8	4,622.0	1.0
Textiles & Garments	390,883.0	4,099.8	1.0	491,269.9	4,882.1	1.0
Other Industries	848,828.2	6,796.0	0.8	1,287,426.2	13,077.7	1.0
FMCG & Personal Care	53,185.9	358.8	0.7	63,939.4	573.1	0.9
Information Technology	76,198.3	596.7	0.8	79,167.1	656.5	0.8
Power	695,716.5	5,736.0	0.8	770,473.1	5,638.0	0.7
Non-ferrous Metals	139,802.7	555.2	0.4	76,922.1	556.8	0.7
Mining and Minerals	90,828.4	1,413.3	1.6	92,330.6	658.6	0.7
Consumer Loans	4,410,346.6	34,684.8	0.8	10,191,521.5	68,976.4	0.7
Glass & Glass Products	11,486.4	45.2	0.4	23,906.7	150.9	0.6
Railways	2,024.5	10.5	0.5	3,166.9	19.1	0.6
Consumer Durables	185,056.6	1,188.0	0.6	232,291.5	1,351.3	0.6
Cement & Products	103,131.6	393.3	0.4	104,508.6	387.3	0.4
Drugs and Pharmaceuticals	134,731.7	668.5	0.5	172,542.5	638.7	0.4
Chemical and Products	178,820.5	528.5	0.3	205,574.0	748.4	0.4
Gems and Jewelery	90,953.9	607.2	0.7	186,718.8	660.9	0.4
Plastic & Products	101,570.3	431.7	0.4	121,979.7	390.2	0.3
Other Non-metallic/Mineral Products	68,471.5	144.0	0.2	82,850.6	240.9	0.3
Iron and Steel	360,021.9	1,072.4	0.3	450,031.1	1,163.0	0.3
Coal & Petroleum Products	353,329.8	496.3	0.1	244,191.7	595.2	0.2
Financial Intermediaries	10,744.5	46.9	0.4	15,998.8	35.9	0.2
NBFC	690,783.9	34.6	0.0	1,725,559.7	2,316.0	0.1
Fertilisers & Pesticides	37,783.7	39.9	0.1	46,015.5	47.2	0.1
Airlines	—	—	—	40,213.1	33.0	0.1
Shipping	13,009.8	21.0	0.2	17,911.8	13.4	0.1
Telecom	365,112.3	118.7	0.0	412,148.9	134.5	0.0
Financial Institutions	659,117.5	3.6	0.0	20,499.2	4.0	0.0
Total		200,708.8			327,443.9
As of March 31, 2024, our gross non-performing loans as a percentage of gross loans in the respective industries were the highest in Capital Market Intermediaries, Agriculture Production—Food and Real Estate & Property Services.
Capital Market Intermediaries
Exchanges in the capital markets segment offer a platform to their broker members (capital market intermediaries) for trading in the cash, derivatives, currency derivatives and commodity segments. Exchanges appoint banks to clear and settle trade obligations. The Bank has had a presence in the stock and commodity exchange segment since the late 1990s as a clearing bank in the Indian capital markets. As a clearing bank, the Bank has been offering various transactional services and credit facilities in the form of fund and non-fund-based exposures, primarily to brokers in the capital market segments who hold their primary or secondary settlement accounts with the Bank. This acts as a key relationship point as well as a risk mitigant, as all payments to and from the exchanges are required by the relevant exchange to only be settled through these exchanges. The segment is highly regulated. As on March 31, 2024, high non-performing assets (“NPAs”) were the result of borrower-specific issues. During fiscal year 2024, there were no new NPAs in this segment.

Agriculture Production—Food
The agriculture production-food industry in India is predominantly dependent on the domestic farm production, which is a factor of monsoon and various other climatic conditions. Monsoon in India during fiscal year 2024 was uneven and below average, hence overall farm production and farmer income was adversely impacted. Global factors like weather conditions, production volumes and demand also play a significant role in determining the domestic prices for various agricultural commodities in the country. Locally, various Government policies and regulations also play a major role in determining the prices of the agricultural commodities in the country. Agricultural commodity exports were low on account of the Red Sea crisis, the Russia-Ukraine war, and export restrictions on some commodities. A notable decline was registered in non-basmati rice, wheat, tea, other cereals, dairy products, cotton bales, yarns and sugar.
Real Estate & Property Services
The real estate sector in India has transitioned significantly in the last two decades, since FDI was allowed. The Indian real estate sector largely comprises residential, commercial and retail assets. The residential sector caters to housing demand, the commercial real estate sector caters to office occupier demand largely driven by multinational companies, information technology, information technology-enabled services, banking financials services and insurance occupants, and the retail assets sector largely comprises malls and organized retail. The real estate sector has forward and backward linkages with approximately 250 ancillary industries and is one of the highest employment generators after the agriculture sector. In terms of output, the market size of India’s real estate sector is currently estimated at US$ 482 billion. Further, policy interventions like Real Estate (Regulation and Development) Act (“RERA”) & GST have had a significant impact on India’s real estate sector, making it more transparent and consumer centric.
Factors such as growing residential demand, an increase in the need for office space, and an expanding retail sector that caters to the growing consumption needs of the growing population with increased income levels, are adding an impetus to the real estate sector in India. Furthermore, the expanding e-commerce is catalyzing the demand for warehousing and storage facilities in India, providing a further thrust to the industry. The increase in NPLs in this sector is largely on account of the acquired portfolio in the Transaction.
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
Introduction
Overview
We are a new-generation private sector bank in India. Our principal business activities are retail banking, wholesale banking, treasury services and insurance services. Our retail banking division provides various products such as deposit products, loans, including housing loans and loans to small and medium enterprises, credit cards, debit cards, third-party mutual funds and insurance products, bill payment services and other products and services.
Through our wholesale banking operations, we provide a wide range of commercial and transactional banking services, including working capital finance, trade services, transactional services and cash management. We are also a leading provider of structured solutions in India, which combine cash management services with vendor and distributor finance to facilitate supply chain management for our corporate customers. Since completion of the Transaction, we also provide construction finance.
Our treasury services segment manages our balance sheet including liquidity and interest rate risks thereon, and includes customer-driven services such as advisory services related to foreign exchange and derivative transactions for corporate and institutional customers, supplemented by proprietary trading, including Indian Government securities.
Our NBFC subsidiary HDBFSL offers a wide range of loans and asset finance products including mortgage loans, commercial vehicle loans, consumer loans and gold loans, as well as a range of business process outsourcing solutions. We provide our customers with brokerage accounts through our subsidiary HSL, which we believe is one of the leading stock brokerage companies in India and which offers a suite of products and services across various asset classes, such as equity, gold and debt, and via multiple platforms (
i.e.
, online, mobile, telephone and branches).
Since completion of the Transaction (as further described under “—
Transaction with HDFC Limited
” below), we provide long-term life insurance solutions via our subsidiary HDFC Life and a complete range of general insurance products via our joint venture HDFC ERGO.
Since completion of the Transaction, we also offer a comprehensive suite of savings and investment products via our subsidiary HDFC AMC, one of India’s largest mutual fund managers.
Transaction with HDFC Limited
The Board of Directors at its meeting held on April 4, 2022 approved a composite scheme for the amalgamation (“Scheme”) of: (i) HDFC Investments Limited and HDFC Holdings Limited (the “Amalgamated Subsidiaries”), each a subsidiary of Housing Development Finance Corporation Limited (“HDFC Limited”), with and into HDFC Limited; and (ii) HDFC Limited with and into the Bank (the “Transaction”).
Following the Board meeting held on April 4, 2022, the RBI, on July 4, 2022, conveyed to the Bank, its “no objection” to the Scheme, subject to certain conditions. Thereafter, the parties to the Transaction filed on August 6, 2022, a company scheme application with the National Company Law Tribunal, Mumbai Bench (“NCLT”). Pursuant to the order dated October 14, 2022 by the NCLT, shareholders’ meetings of HDFC Bank and HDFC Limited, respectively, were convened. The Transaction was approved by the requisite majority of respective shareholders of both entities on November 25, 2022. On receipt of such shareholders’ approval, the parties to the Transaction filed a joint company scheme petition before the NCLT seeking sanction of the Scheme. The NCLT, after hearing the parties to the Transaction, sanctioned the Scheme on March 17, 2023 (the “NCLT Order”).
In accordance with Clause 42 of the document memorializing the Scheme (the “Scheme Document”), the effectiveness of the Transaction was, inter alia, subject to receipt of shareholder and other approvals and meeting various compliances under the applicable law and regulations. The Scheme was made effective and the Transaction completed on July 1, 2023, after completion of such compliances, including filing the NCLT Order with the Registrar of Companies. The share exchange ratio was 42 equity shares of the Bank (each having a face value of Rs. 1) for every 25 equity shares of HDFC Limited (each having a face value of Rs. 2). The shares issued pursuant to the Transaction were not registered with the SEC under the Securities Act of 1933 or the securities laws of any state or other jurisdiction of the United States, and were offered and sold in reliance on certain exemptions from registration under the Securities Act of 1933. Upon the Scheme becoming effective, simultaneously with the issuance of such shares, the equity shares in the Bank previously held by HDFC Limited were extinguished in accordance with the terms set out in the Scheme Document.

In accordance with the Scheme Document, the Board of Directors approved the continuation of 14,757,600 warrants issued by HDFC Limited in our name (as successor to HDFC Limited), under a new ISIN, on the same terms and conditions, except for the conversion of warrants into HDFC Bank equity shares (instead of HDFC Limited shares). Warrant holders were entitled to exchange warrants for equity shares until August 10, 2023, on which date the warrants that were not exercised lapsed and ceased to be valid. The Bank allotted 24,775,632 equity shares to the holders of outstanding warrants that exercised them prior to or on August 10, 2023, as a consequence of which our share capital and share premium increased by Rs. 24.80 million and Rs. 31.90 billion, respectively. As of the date hereof, there are no warrants outstanding.
With the Scheme becoming effective, the Memorandum of Association of the Bank stood amended to reflect the new authorized share capital of the Bank resulting from the Transaction, which increased from 6,500,000,000 rupees, consisting of 6,500,000,000 equity shares, to 11,906,100,000 rupees, consisting of 11,906,100,000 equity shares.
Upon the Scheme becoming effective, the Amalgamated Subsidiaries and HDFC Limited ceased to exist, and the former subsidiaries of HDFC Limited (other than the Amalgamated Subsidiaries) became subsidiaries and affiliates of the Bank leading to a simplified corporate structure. However, as advised by the RBI, certain divestments or acquisitions have been undertaken or are in the process of being undertaken. In particular, as directed by the RBI in connection with the Transaction:

(i)	we divested 140,172,180 equity shares of HDFC Credila such that we held a 9.99 percent stake as of March 31, 2024;

(ii)	we must fully divest HDFC Edu before July 1, 2025, for which purpose the Bank is conducting a sale process with interested parties (see “ Business—About our Bank ”); and

(iii)	we must bring our shareholding in each of Housing Development Finance Corporation Plc and First Housing Finance (Tanzania) Ltd below 10.0 percent before July 1, 2025.
In connection with the Transaction, the RBI permitted HDFC Limited to increase its stake in each of HDFC Life and HDFC ERGO above 50.0 percent prior to the completion date. We currently hold 50.4 percent of HDFC Life and 50.5 percent of HDFC ERGO. However, in light of the governance arrangements of HDFC ERGO, we account for this entity under the equity method of investment under U.S. GAAP. See “
Related Party Transactions—II. Other Related Party Transactions since April 1, 2023— HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)
”.
Prior to completion of the Transaction, HDFC Limited was primarily engaged in financial services, including mortgage lending, property-related lending and deposit services, which now form part of our business offerings. The former subsidiaries of HDFC Limited, which have become our subsidiaries and affiliates (except for the Amalgamated Subsidiaries), are also largely engaged in a range of financial services, including asset management, life insurance and general insurance. As of June 30, 2023, immediately prior to completion of the Transaction, HDFC Limited and its subsidiaries (together, the “HDFC Group”) owned 20.83 percent of our outstanding equity shares. See “
Principal Shareholders
”. Prior to completion of the Transaction, we had no agreements with HDFC Limited or any of its group companies that restricted us from competing with them or that restricted HDFC Limited or any of its group companies from competing with our business, and we distributed products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Life and HDFC ERGO, respectively, and mutual funds of HDFC AMC.
As a result of the Transaction, we have reflected two new segments in our U.S. GAAP financial statements: “insurance services”, including long-term life insurance solutions provided via our subsidiary HDFC Life, and “others”, consisting primarily of the following activities, which are carried on by HDFC Limited’s former specialized subsidiaries: (i) asset management services, which are provided by our subsidiary HDFC AMC, in which we hold a 52.5 percent stake and which has been appointed as the investment manager to HDFC Mutual Fund, one of India’s largest mutual funds; (ii) real estate private equity financing, which is provided by our subsidiary HDFC Capital, in which we hold an 89.0 percent stake; and (iii) education loans and various services to schools, such as website development, creating awareness in the community, technology and design consultancy, vendor management, academic content trainings and other support services, which are provided by our wholly owned subsidiaries HDFC Edu and HDFC Credila, which became our subsidiaries upon completion of the Transaction. We now hold a 9.99 percent interest in HDFC Credila following an RBI-mandated partial divestment.
See “Related Party Transactions—II. Other Related Party Transactions since April 1, 2023—HDFC Credila Financial Services Limited (“HDFC Credila”)”.
The Bank’s control of HDFC Edu is intended to be temporary, since, as directed by the RBI in connection with the Transaction, HDFC Edu is expected to be fully divested no later than July 1, 2025 (see “
Business—About our Bank
”). As a result, it is accounted for as “held for sale” as of March 31, 2024. We have not reclassified any pre-Transaction financial information in connection with the creation of the two new U.S. GAAP segments.
We have accounted for the Transaction as a business combination using the acquisition method of accounting under ASC Topic 805, Business Combinations, which requires that the assets acquired and the liabilities assumed be recorded at the date of acquisition at their respective fair values. Our cost of acquiring HDFC Limited was measured by the market value of the shares we issued to HDFC Limited’s former shareholders in connection with the Transaction. The Transaction consideration in excess of the Bank’s interest and HDFC Limited’s net fair value of identifiable assets and liabilities have been recognized as goodwill. The information as of and for the year ended March 31, 2024 incorporates the effect of applying the acquisition method of accounting as from July 1, 2023. No acquired business income or cash flows are included in our financial statements prior to that date. For further detail, see Note 3 “
Business Combination
” in our consolidated financial statements.

As a result of the Transaction, we paid consideration of Rs. 5,268.4 billion (net of settlement of pre-existing relationships) to acquire the net assets of HDFC Limited and its subsidiaries. The purchase consideration was determined based on the Bank’s closing price of Rs. 1701.4 per share on the National Stock Exchange (“NSE”) as of June 30, 2023. The fair value of net tangible assets acquired was Rs. 224.0 billion. After recording the identified intangibles aggregating to Rs. 1,434.8 billion and cancellation of shares of the Bank held by HDFC Limited of Rs. 1,981.5 billion, we recorded goodwill of Rs. 1,628.1 billion as of the Transaction Effective Date. Of the recorded goodwill, Rs. 549.5 billion was attributable to shareholders of the non-controlling interest. The goodwill resulting from the Transaction primarily reflects the anticipated synergies and economies of scale derived from the integration of operations between the Bank and HDFC Limited. A portion of the goodwill recorded is also attributable to intangible assets that do not meet the criteria for separate recognition under the applicable accounting standards, which primarily pertains to workforce. Of the total goodwill of Rs. 1,628.1 billion, 73 percent, or Rs. 1,188.5 billion, was attributable to the business of subsidiaries and the balance of 27 percent, amounting to Rs. 439.6 billion, was attributable to HDFC Limited. Due to the various conversions of HDFC Limited systems during fiscal year 2024, as well as other streamlining and integration of operating activities into those of the Bank, historical reporting for the operations of HDFC Limited and its subsidiaries after July 1, 2023, is impracticable and therefore not disclosed.
For the foregoing reasons, our financial statement data as of and for the years ended March 31, 2022 and 2023 are not comparable with our financial statement data as of and for the year ended March 31, 2024. The rapid growth reflected in our results as of and for the year ended March 31, 2024 is in large part attributable to the Transaction.
The primary purpose of the Transaction was to take advantage of the significant complementarities that previously existed among the Bank and HDFC Limited. Following the successful completion of the Transaction, we believe that we will be able to grow our housing loan portfolio and enhance our existing customer base, benefiting from acquired technological capabilities to evaluate the credit worthiness of customers and acquired offices to market our products and services across India. The housing market environment has changed with recent laws bringing in greater transparency. HDFC Limited’s secured and long-tenure products are expected to strengthen our robust asset portfolio mix. Home loan customers are typically retained for a longer time than other retail customers, and we are now able to offer products and services to a sizable customer base that we acquired as a consequence of the Transaction, a significant part of which did not bank with us as of the date of completion of the Transaction. The rural and affordable housing lending portfolio that we acquired from HDFC Limited is expected to qualify as priority sector lending for us and may enable a higher flow of credit into priority sector lending.
These rationales, expectations and anticipated benefits are based on estimations and there is no assurance that they will materialize or materialize to the fullest extent as anticipated. See “
Risk Factors—Risks Relating to Our Ownership Structure and the Transaction
”. See also Note 3 “
Business Combination
” of the consolidated financial statements in regard to the composite scheme of amalgamation of HDFC Limited and its subsidiaries with and into the Bank.
Certain Factors and Trends Affecting Our Results of Operations
Our revenue consists of interest and dividend revenue as well as non-interest revenue. Our interest and dividend revenue is primarily generated by interest on loans, interest or dividends from securities and interest from other activities. We offer a range of loans to retail customers and working capital and term loans to corporate customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other investments. Statutory liquidity ratio investments principally consist of Government of India treasury securities. Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Other investments include asset-backed securities, mortgage-backed securities, deposit certificates issued by banks and units of mutual funds. Interest revenue from other activities consists primarily of interest on our placements made to comply with the extant RBI guidelines on shortfalls in directed lending sub-limits and interest from inter-bank placements.
Two important measures of our results of operations are net interest revenue, which is equal to our interest and dividend revenue net of interest expense, and net interest revenue after allowance for credit losses. Interest expense includes interest on deposits as well as on borrowings. In fiscal year 2024, our interest revenue and expense increased significantly due to the completion of the Transaction, in which we acquired HDFC Limited’s mortgage lending, insurance and asset management businesses. More generally, our interest revenue and expense are affected by fluctuations in interest rates as well as volume of activity, the latter generally being lowest during our first fiscal quarter, and being subject to competitive activity trends prevailing in the Indian banking industry from time to time. Our interest expense is also affected by the extent to which we fund our activities with low-interest and non-interest-bearing deposits, and the extent to which we rely on borrowings. Effective April 1, 2020, we adopted the Current Expected Credit Loss (“CECL”) accounting guidance. The adoption of this guidance established a single allowance framework for all financial assets measured at amortized cost, available-for-sale debt securities and certain off-balance sheet credit exposures. Our allowance for credit losses is comprised of the allowance for loan losses, which covers our loan portfolios. Consistent with prior years, the impairment of our available-for-sale (“AFS”) debt securities, including credit substitutes, is not included in our allowances for credit losses, but is reflected under “
Non-interest revenue—allowance on available for sale debt securities
” in our consolidated financial statements of income.

We also use net interest margin and spread to measure our results. Net interest margin represents the ratio of net interest revenue to average interest-earning assets. Our net interest margin decreased in fiscal year 2024 primarily as a result of the Transaction. HDFC Limited had a relatively lower-yielding asset product mix and a relatively higher cost of funds compared to the Bank. Interest expense on long-term debt increased on account of an increase in our average balance of long-term debt, a portion of which is non-callable. Our overall volume of loans surpassed our overall volume of deposits, and the ratio of average non-interest-bearing current accounts and low-interest-bearing savings accounts to average total deposits decreased. It is our endeavor to reduce the volume of our loans as compared to our deposits towards pre-Transaction levels over the next few years and we do not intend to pursue growth that does not meet our risk adjusted profitability thresholds. Also principally as a result of the Transaction, our cost of funds increased and return on average tangible assets decreased.
Spread represents the difference between yield on average interest-earning assets and the cost of average interest-bearing liabilities, including current accounts which are non-interest-bearing. For reasons similar to those cited above, the Transaction had an adverse impact on spread, which decreased in fiscal year 2024.
We expect the Transaction-related trends described above to continue to affect the Bank’s results in the short-to-medium term. We have plans to, in a phased manner over the coming years, raise low-cost deposits, raise long-term borrowings to match long-term assets (such as housing loans), manage growth in advances and have an adequate unencumbered liquidity buffer. We may not be able to execute some or all of these measures and the RBI’s directed lending regulations may affect these plans. See “
Risk Factors—Risks Relating to Our Ownership Structure and the Transaction—We may be unable to successfully integrate HDFC Limited’s business into the Bank’s business and, as a result, we may fail to realize the anticipated benefits of the Transaction, which has exposed us to incremental regulatory requirements.”, “Risk Factors—Risks Relating to Our Business—Our funding is primarily short- and medium-term and if depositors do not roll over deposited funds upon maturity, our net income may decrease.”, “Risk Factors—Risks Relating to Our Business—Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.”, “Risk Factors—Credit Risks—We have high concentrations of exposures to certain customers and sectors, and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.” and “Risk Factors—Credit Risks—We are required to undertake directed lending under RBI guidelines. Consequently, we may experience a higher level of non-performing loans in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs. Further, in the case of any shortfall in complying with these requirements, we may be required to invest in deposits of Indian development banks as directed by the RBI. These deposits yield low returns, thereby impacting our profitability”.
Our non-interest revenue includes fee and commission income, realized gains and losses on sales of securities and spread from foreign exchange and derivative transactions, and income from affiliates. Since completion of the Transaction, non-interest revenue also includes premium and other operating income from the insurance business. Our principal sources of fee and commission revenue are retail banking services, retail asset fees and charges, credit card fees, home loan sourcing commissions, cash management services, documentary credits and bank guarantees, and distribution of third-party mutual funds and insurance products. Since completion of the Transaction, we also receive investment management fees from our asset management business.
Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment maintenance, depreciation and amortization, expenditure for the purchase of priority sector lending certificates and administrative and other expenses. The costs of outsourcing back office and other functions are included in administrative and other expenses. Since completion of Transaction, our non-interest expense also includes claims and benefits paid pertaining to our insurance business. Our total non-interest expense increased significantly in fiscal year 2024, including as a percentage of our net revenue, mainly as a result of the Transaction.
In fiscal 2024, our overall financial condition and results of operation were principally affected by the Transaction. More generally, our financial condition and results of operations are affected by general economic conditions prevailing in India. According to estimates by the Indian Central Statistics Office, following the availability of COVID-19 vaccines as well as fiscal and monetary measures, India’s real GDP grew by 9.7 percent in fiscal year 2022 and 7.0 percent in fiscal year 2023, compared to a decline of 5.8 percent in fiscal year 2021. In fiscal year 2024, GDP grew by 8.2 percent, driven by higher investments and a rebound in the industrial performance. India’s GDP growth is estimated at 7.1 percent in fiscal year 2025.
With support from the reopening effect and the Government’s emergency credit line guarantee scheme (ECGLS) which aimed to cater to credit demand of medium and small sized industries, the overall bank credit growth improved to 15.0 percent in March 2023 from 8.6 percent in March 2022 and as compared to 5.6 percent in March 2021. The overall bank credit growth has improved to 16.3 percent year-on-year in fiscal year 2024 (excluding our merger with HDFC Limited).
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

In fiscal year 2022, inflation averaged 5.5 percent. However, CPI inflation rose to 7.8 percent in April 2022 and stayed above the RBI’s upper tolerance limit of 6.0 percent for the most part of fiscal 2023. CPI inflation averaged at 6.7 percent in fiscal 2023 as compared to 5.5 percent in fiscal 2022. After averaging at 4.6 percent in the first quarter of fiscal 2024, inflation jumped to 6.4 percent in the second quarter, on higher vegetable and cereal prices. However, with Government intervention through a cooking gas (LPG) subsidy, the release of cereals from Food Corporation of India’s buffer stock, and the provision of subsidized pulses, inflation moderated to 5.4 percent in the third quarter of fiscal year 2024 and came down further to 5.0 percent in the fourth quarter of the fiscal year. CPI averaged 5.4 percent for the full fiscal year 2024. Inflation is expected at 4.6 percent for fiscal year 2025 due to a favorable base effect and tempered core inflation. Upside risks could come from persistent food inflation and an uneven distribution of monsoons.
A high interest rate environment acts as a headwind for economic growth. Owing to pandemic-related disruption, the fiscal deficit was 9.2 percent in fiscal year 2021, and it narrowed to 6.8 percent in fiscal year 2022. The Government increased its capital spending plan significantly in fiscal years 2023 and 2024 to support growth, while remaining on track for fiscal consolidation. The fiscal deficit stood at 6.4 percent in fiscal year 2023 and was 5.6 percent of GDP in fiscal year 2024.
In the budget for fiscal year 2025, the Government maintained its focus on fiscal consolidation as well as boosting capital expenditure. It plans to spend Rs. 11 trillion on capital expenditure, with the fiscal deficit targeted at 4.9 percent of GDP, 20 bps lower than the interim budget target of 5.1 percent.
Our financial condition and results of operations are also affected by widespread health emergencies (or concerns over the possibility of such emergencies), such as the COVID-19 pandemic and the actions taken in response to it, which can cause significant volatility in demand for our products, changes in customer behaviour and preferences, financial distress for our customers and related increases in customer defaults and provisions for losses, disruptions to our capital expenditure initiatives, limitations on our employees’ ability to work and travel, significant changes in the economic or political conditions in markets in which we operate and related currency volatility, restrictions on our access to, and increases in the cost of capital and increased regulatory requirements, such as the RBI’s COVID-19-related regulations. The slowdown during the years of the pandemic led to a decrease in loan originations, third-party product sales, credit and debit card use by customers and collection effort efficiency. As a consequence, there was a rise in the number of customer defaults and an increase in the provisions there against.
Furthermore, declining fiscal deficits tend to have a favorable impact on our operations, as a lower fiscal deficit allows the RBI to reduce rates, support a sustainable level of inflation and prevent private investment from being crowded out.
Notwithstanding the pace of growth in India, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2024, gross non-performing customer assets (which consist of loans and credit substitutes) constituted 1.2 percent of gross customer assets despite an increase in our exposure to consumer loans from 21.3 percent as of March 31, 2023 to 33.2 percent as of March 31, 2024, largely as a result of the Transaction. In addition, our net customer assets represented 111.4 percent of our deposits and our deposits represented 53.9 percent of our total liabilities and shareholders’ equity. Our average non-interest-bearing current accounts and low-interest-bearing savings accounts represented 37.4 percent of our average total deposits for the year ended March 31, 2024. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) for fiscal year 2024 of 4.0 percent.
For additional information about factors and trends affecting our results of operations, please see “
Risk Factors—Economic and Political Risks
” and “
Risk Factors—Risks Relating to Our Ownership Structure and the Transaction”
. See also “
Selected Financial and Other Data
” and “
Selected Statistical Information
”.
Critical Accounting Estimates
Allowance for Credit Losses
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
”
.

All changes in the allowance for credit losses are recognized in the consolidated statement of income.

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
The estimate of expected credit losses includes expected recoveries of amounts previously charged off or expected to be charged off, even if such recoveries result in a negative allowance. Retail loans are charged off against allowances typically when the account becomes 150 to 1,095 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days for auto loans, commercial vehicle and construction equipment finance, 1,095 days past due for housing loans and on a customer-by-customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. The wholesale loans are charged off against the allowance when management believes that the loan balance may not be recovered including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.
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
In order to estimate the allowance, we primarily rely on our risk-segmentation models, which are also an integral part of our risk management framework. Risk segmentation aims to group homogenous exposures together to allow for collective assessment of expected losses. Expected loss estimation under collective assessment is primarily based on Probability of Default (“PD”), Loss given default (“LGD”) and Exposure at Default (“EAD”) estimates. We have modeled our PD estimates at the aforementioned granularity for our retail and wholesale portfolios and have also created the remaining expected life structure of the same for computation of credit losses.
Our off-balance sheet credit exposures include unfunded loan commitments, financial guarantees, including standby letters of credit, and other similar instruments. For off-balance sheet credit exposures, we recognize an allowance for credit loss (“ACL”) associated with the unfunded amounts. We do not recognize an ACL for commitments that are unconditionally cancellable at our discretion. ACL for off-balance sheet credit exposures is reported as a liability in accrued expenses and other liabilities on the consolidated balance sheet. ACL in such cases is measured for the remaining contractual term, adjusted for prepayments, of the financial asset (including off-balance sheet credit exposures) using historical experience, current conditions, and reasonable and supportable forecasts.
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

The methodology for estimating the amount of credit losses reported in the allowance for credit losses has two basic components: first, a pooled component for expected credit losses for pools of loans that share similar risk characteristics and second, an asset-specific component involving loans that do not share risk characteristics and the measurement of expected credit losses for such individual loans.
As an integral part of the credit process, we have a rating model appropriate to our retail and wholesale credit segments. We monitor credit quality within our segments based on primary credit quality indicators. This internal rating (model scale) is updated at least annually.
A majority of our credit exposures share risk characteristics with other similar exposures, and as a result are collectively assessed for allowance (“portfolio-based component”) by grouping them into homogeneous pools of loans.
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
Apart from our historical experience, we seek to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses into our allowance. We therefore include in our estimation the use of quantitative statistical models to predict the impact of macro-economic variables on defaults. We rely on macro-economic variables that are relevant to the specific pool of loans to develop reasonable and supportable forecasts specific to the relevant macro-economic variable for the expected performance of the pool. In deploying these models, we have assessed the impact of an exhaustive set of macro-economic variables on our expected losses and used macro-economic forecasts surveyed and published by the Reserve Bank of India: Centre for Monitoring Indian Economy for this assessment. As the macro-economic forecasts are published for a year, we revert to the historical average default rate beyond this period on a straight-line basis.
We estimate our allowance for credit losses for pooled loans based on PD and LGD, determined for the respective risk pools. We estimate the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts. The allowance for credit losses for the quantitative component of pooled loans is the product of multiplying the PD, LGD and EAD.
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

Impairment of debt securities
We conduct reviews of all available-for-sale debt securities with fair value below their carrying value or with zero loss expectation. We evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The allowance is increased or decreased if credit conditions subsequently worsen or improve. Reversals of credit losses are recognized in earnings. We recognize the entire difference between the amortized cost basis and fair value in earnings for impaired AFS debt securities that we have an intent to sell or for which we believe we will more-likely-than-not be required to sell prior to recovery of the amortized cost basis. We do not record an allowance on accrued interest receivables on the balance sheet due to our policy to reverse interest income on debt securities in a timely manner in line with our non-accrual and past due policies and also on any debt security classified as non-performing. We do not purchase debt securities with credit deterioration.
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
We undertook a sensitivity analysis to assess the magnitude of CECL under extreme circumstances. As part of this sensitivity analysis, we analyzed variability in provisions on account of a change in the assumptions underlying our forward-looking outlook. For this analysis, we sensitized macroeconomic variables and increased the impact of our qualitative adjustments. We also shifted the cash flows by some percentage points to the next bucket thereby simulating an extension of tenor of the loans. We observed that the impact was not significant. While the sensitivity analysis is useful and helps us to understand how the changes in our macroeconomic assumptions may impact our modeled ECLs, we are aware of the fact that it is not meant to enable us to forecast how the Bank’s allowance for credit losses is expected to change in a different macroeconomic outlook. Importantly, the analysis is an enabler and does not encompass many factors, including qualitative factors which could have offsetting effects on the estimates. Considering the variety of factors contemplated when developing the macroeconomic outlooks, the Bank believes the allowance for credit losses as at March 31, 2024, is appropriate.
Insurance Services
Undistributed policyholders earnings account
This separate line item appearing as a liability in the consolidated balance sheets is created/recognized to account for any surplus/deficit arising on policyholders’ adjustments under U.S. GAAP. The differential impact of adjustments related to the items identified below are disclosed separately under “Undistributed Policyholders Earnings Account” because this surplus does not belong to shareholders or policyholders. The impact of the adjustments listed below is taken to the separate line item through “(Surplus)/Deficit in P&L transferred to Undistributed Policyholders Earnings Account” in the consolidated statements of income and “(Surplus)/Deficit in OCI transferred to Undistributed Policyholders Earnings Account” in other comprehensive income. This includes:

•	Actuarial remeasurement of insurance liabilities;

•	EIR on Investments;

•	Fair value of Investments classified as AFS and HFT;

•	Fair valuation of ESOP;

•	Adjustment on account of leases;

•	Actuarial remeasurement of employee benefits; and

•	Reversal of hedge reserve from previous framework.

Liabilities on policies in force
We establish liabilities for future policy benefit liabilities (“LFPBs”) for amounts payable under traditional non-participating and limited-payment long-duration insurance contracts. Generally, amounts are payable over an extended period of time and the related liabilities are calculated as the present value of future expected benefits and claim settlement expenses to be paid, reduced by the present value of future expected net premiums. Contracts are grouped as cohorts when measuring LFPBs. The corresponding liabilities are established based on methods and underlying assumptions in accordance with U.S. GAAP and applicable actuarial standards. A net premium ratio (“NPR”) approach is utilized, where net premiums (i.e., the portion of gross premiums required to fund expected insurance benefits and claim settlement expenses) are accrued each period as LFPBs. Cash flow assumptions are incorporated into the calculation of a cohort’s NPR and LFPB reserve. Our best estimate assumptions includes mortality, persistency, morbidity, and expenses. All assumptions would be updated at each year end except for current discount rates, which will be updated at each valuation date. The impact of all assumption changes at locked in discount rates would flow through the statement of income and the impact of discount rate update will be recognized in other comprehensive income.
For limited-payment long-duration contracts, the collection of premiums does not represent the completion of the earnings process. Therefore, any gross premium received in excess of net premiums is deferred and amortized as a deferred profit liability (“DPL”). The amortization basis is set to be the sum assured in-force for traditional policies and benefit outgo for annuities for each cohort, to ensure that profits are recognized over the life of the underlying policies in that cohort, regardless of when premiums are received. This amortization of the DPL is recorded through net income within “Claims and benefits paid pertaining to insurance business”. Consistent with our measurement of traditional long-duration products, management also recognizes a LFPB reserve for limited-payment contracts that is representative of the difference between the present value of expected future benefits and the present value of expected future net premiums, subject to retrospective remeasurement through net income and OCI, as described above.
We establish LFPBs for traditional participating contracts, using a net premium approach, similar to traditional non-participating contracts. For determining present value of benefits, the future reversionary bonus has not been considered. The bonuses will get factored in as and when they are declared. The discount rate and actuarial assumptions are locked-in at inception, and any impact of discount rate update will be recognized in other comprehensive income.
Deposits related to universal life-type and investment products are credited to policyholder account balances. Policyholder Account Balances liability represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is primarily associated with accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balance, as applicable. Unearned revenue reserve primarily relates to the universal Life-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue are generally amortized over the expected life of the contract similar to DAC.
Separate Account Assets and Liabilities
Separate account assets represents segregated funds that are invested for certain unit-linked life and pension policyholders. The assets consist primarily of equity securities including exchange traded fund, government securities including state government securities, debt securities and reverse repurchase agreements including tri-party repos and are reported at fair value. The assets of each account are legally segregated and are not subject to claims that arise out of any other business. Investment risks associated with market value changes are borne by the customers. The investment income and realized investment gains or losses from separate account assets generally accrue to the policyholders and are not included in our results of operations. Mortality, policy administration and surrender charges assessed against the accounts are included in” Premium and other operating income from insurance business”. Asset management fees charged to the accounts are included in “Premium and other operating income from insurance business”. Separate account liabilities primarily represent the policyholder’s account balances in separate account assets and will be equal and offsetting to total separate account assets.
Deferred Acquisition Costs (“DAC”)
Acquisition costs directly related to successful contract acquisitions of products have been deferred to the extent recoverable. Such acquisition costs are capitalized in the period they are incurred, and primarily include initial commission, employees remuneration and welfare benefits, medical fees, stamp duty and goods and services tax. All other acquisition-related costs including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales, and underwriting efforts as well as all indirect costs are expensed as incurred. DAC is amortized on a constant level basis that approximates straight line amortization using the following amortization basis:

•	Traditional life insurance contracts and traditional life insurance limited payment contracts—Sum assured in force.

•	Annuity products —Number of policies in force.

•	Universal life type contracts—Number of policies in force.
Additional disclosures have been provided on insurance services in Note 20 “
Insurance services”
of the consolidated financial statements.

Reinsurance
For prospective reinsurance of short duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded premium and ceded unearned premiums. Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of insurance protection provided. The reinsurance recoverable for long-duration contracts and associated contract features is measured using assumptions and methods generally consistent with the underlying direct policies. Amounts currently recoverable under reinsurance agreements are included in “Other assets”.
The assessment of recoverability of reinsurance recoverable balances in each reporting period, is carried out through either historical trend of disputes and credit events or financial analysis of the credit quality of the reinsurer. These adjustments are recorded to reflect the results of these assessments through an allowance for credit losses and disputes that reduces the carrying amount of reinsurance and other assets on the consolidated balance sheet. The estimate requires significant judgement for which key considerations include paid and unpaid recoverable, whether the balance is in dispute or subject to legal collection, the relative financial health of the reinsurer and whether collateral and collateral arrangement exist. An estimate of the reinsurance recoverable lifetime expected credit losses is established utilizing a probability of default and loss given default method, which reflects the insurer’s risk rating. The allowance for credit losses excludes disputed amounts.
Premium Deficiency
Premium deficiency reserves may be established for short-duration contracts to provide for expected future losses and certain expenses that exceed unearned premiums. These reserves are based on actuarial estimates of the amount of loss inherent in that period, including losses incurred for which claims have not been reported. The provisions for IBNR (Incurred but Not Reported) claims are calculated using studies that measure the historical length of time between the incurred date of a claim and its eventual reporting to the Bank. If loss recognition exists, to write off DAC to the extent required for eliminating losses. If loss recognition still exists after DAC write-off, then a loss recognition liability would be established. For universal life-type contracts, a premium deficiency reserve may be established when existing contract liabilities, together with the present value of future fees and/or premiums, are not sufficient to cover the present value of future benefits and settlement costs. Loss recognition would be charged to net income by an increase in the liability for future benefits presented separately as loss recognition liability.
Intangible Assets
Our identifiable intangible assets consists of, Brand, Investment Management Contract, Value of Business Acquired (“VOBA”), Distribution Network, Customer Relationship and Transferable Development Rights acquired in Business Combination. All intangible assets except Brand and Investment Management Contract are definite-lived intangible assets and are recorded at acquisition date fair value.
We have used the below assumptions for initial fair valuation of intangible assets:

•	royalty rates, projected revenue for the future periods and risk adjusted discount rate used in estimation of the fair value of the Brand,

•	future earnings, risk adjusted discount rate and contributory asset charge used in estimation of the fair value of Investment Management Contract, and

•	cash flow assumptions of mortality and persistency used in estimation of the fair value of insurance contract liabilities used to compute the Value of Business Acquired.
Our definite-lived intangible assets are amortized over their estimated useful lives. Indefinite-lived intangible assets are not amortized but are tested for impairment annually, or more frequently, if necessary.

Intangible Assets	Useful lives (years)	Amortization method
Brand	Indefinite	Not applicable
Investment Management Contract	Indefinite	Not applicable
Value of Business Acquired (VOBA) *	Life of the underlying contracts	Constant level basis
Distribution Network	17	Straight line
Customer relationship	17	Straight line
Transferable Development Rights	8	Straight line

(*)	VOBA is amortized on a constant-level basis that approximates straight-line amortization (see also Note 20 “Insurance services” in our consolidated financial statements).
We review intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is indicated if the sum of undiscounted estimated future net cash flows is less than the carrying value of the asset.
Additional disclosures have been provided on intangible assets in Note 13 “
Goodwill and Intangible assets”
of the consolidated financial statements.

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
Revenue Recognition
Interest income from loans and from investments is recognized on an accrual basis using the effective interest method when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received. Fees and commissions from guarantees issued are amortized over the contractual period of the commitment. Commission, Fees, Charges for rendering services such as Investment Management fees are recognized on an accrual basis as per the terms of service / agreement as applicable and where there is reasonable certainty of ultimate collection. Dividends from investments are recognized when declared. Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.
Premiums related to traditional long-duration products are recognized as revenues when due from policyholders. Premiums related to short-duration products are recognized on a pro-rata basis over the applicable contract term. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred as a DPL. The DPL is also recognized on the premiums received on the business acquired as on the PGAAP date. The DPL is amortized or recognized as earnings based on the amortization basis as mentioned in deferred acquisition cost. Premiums related to short-duration products are recognized on a pro rata basis over the applicable contract term. Unearned premiums, representing the portion of premium written related to the unexpired coverage, are reflected as liabilities until earned. Deposits related to universal life and investment-type products are credited to “Premium and other operating income from insurance business”. Revenues from such contracts consist of fees for mortality, policy administration, fund management charges, surrender charges and other charges as applicable are recorded in universal life and investment-type line of business in the period in which services are provided. All revenues and expenses are presented net of reinsurance, as applicable.
Other fees and income are recognized when earned, which is when the service that results in the income has been provided. We amortize the annual fees on credit cards over the contractual period of the fees.
Investments in Securities
Investments consist of securities purchased as part of our treasury operations, such as government securities and other debt securities, and investments purchased as part of our wholesale banking operations, such as credit substitute securities issued by our wholesale banking customers. Credit substitute securities typically consist of commercial paper and short-term debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and we bear the same customer credit risk as we do for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer. As our exposures to such securities are similar to our exposures on our loan portfolio, additional disclosures have been provided on impairment status in Note 8 “
Credit Substitutes
” of the consolidated financial statements and on concentrations of credit risk in Note 11 “
Concentrations of Credit Risk
” of the consolidated financial statements.
All other securities, including mortgage and asset-backed securities, are actively managed as part of our treasury operations. The issuers of such securities are either government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly rated.
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
For equity investments (“investee”), control over an investee is typically determined by majority ownership; however, circumstances may arise where a majority-owned investment is not controlled. In such cases, equity method accounting is applied, particularly when the other shareholder(s) of the investee holds substantive participative rights granted by law or contract. Our consolidated net income incorporates our proportionate share of the net income or loss from equity method investees.
Goodwill
Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. We test goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired, and no further analysis is required. If it is more likely than not that fair value of the reporting unit is below its carrying value, a quantitative test is then performed. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis for the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.
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

We review and update our fair value hierarchy classifications semi-annually. Changes from one half year to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels. Imprecision in estimating unobservable market inputs can impact the amount of revenue, loss or changes in common shareholder’s equity recorded for a particular financial instrument. Furthermore, while we believe our valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different estimate of fair value at the reporting date. See Note 32 “
Fair Value Measurement
” of the consolidated financial statements, for further details including the classification hierarchy associated with assets and liabilities measured at fair value.
As of March 31, 2024, our Level 3 instruments recorded at fair value on a recurring basis were available-for-sale mortgage and asset-backed securities aggregating Rs. 138.5 billion. The Level 3 instruments comprised 1.7 percent of our total securities portfolio and 0.3 percent of our total assets, as of March 31, 2024. The valuation of these mortgage and asset-backed securities is dependent on the estimated cash flows that the underlying trust would pay out. The cash flows for mortgage and asset-backed securities are discounted at the yield-to-maturity rates and credit spreads published by the Fixed Income Money Market and Derivatives Association on month ends.
A control framework has been established, which is designed to ensure that fair values are either determined or validated by a function independent of the risk-taker. To that end, the ultimate responsibility for the valuation model rests with the treasury analytics section. The model validation team under the risk department is responsible for the validation of the valuation models. The middle office department, which functions independently of the risk taker, is responsible for reporting fair values. Wherever necessary the valuation model is vetted through independent experts. The types of valuation techniques used include present value based models, Black-Scholes valuation models, including variations and interest rate models as used by market practitioners. Where appropriate the models are calibrated to market prices. The models used apply appropriate control processes and procedures to ensure that the derived inputs are used to value only those instruments that share similar risk to the relevant benchmark indexes and therefore demonstrate a similar response to market factors. Market data used along with interpolation techniques are as per market conventions.
The validation process consists of an independent validation of the pricing model. The pricing model validation for significant product variants is conducted using an external validation agency or authority. All market data conventions are adhered to in terms of yield curve components, volatility surfaces and calibration instruments.
Business combination
The Bank accounts for acquired businesses using the acquisition method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair value. The application of the acquisition method requires certain estimates and assumptions, especially concerning the determination of the fair value of the acquired intangible and tangible assets, as well as the liabilities assumed at the date of the acquisition. The judgments made in the context of the purchase price allocation can materially impact the Bank’s future results of operations. The valuations are based on information available at the acquisition date. Purchase consideration in excess of the Bank’s interest and the acquiree’s net fair value of identifiable assets and liabilities is recognized as goodwill.
Status of IND-AS
The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for the implementation of IND-AS converged with International Financial Reporting Standards as issued by the International Accounting Standards Board with certain carve-outs for scheduled commercial banks, insurance companies and non-banking financial companies (the “2016 Roadmap”), which was subsequently confirmed by the RBI through its circular dated February 11, 2016. The 2016 Roadmap required such institutions to prepare IND-AS-based financial statements for accounting periods commencing on or after April 1, 2018, with comparative financial information for accounting periods commencing on or after April 1, 2017. The implementation of IND-AS by banks requires certain legislative changes in the format of financial statements to comply with disclosures required by IND-AS. In April 2018, the RBI deferred the effective date for implementation of IND-AS by one year, by which point the necessary legislative amendments were expected to have been completed. The legislative amendments recommended by the RBI are under consideration by the Government of India. Accordingly, in March 2019, the RBI has deferred the implementation of IND-AS until further notice.
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

Transition to Alternate Reference Rate
In 2017 the U.K. Financial Conduct Authority (“FCA”) announced that it would no longer compel banks to contribute to the London Interbank Offered Rate (“LIBOR”) setting after 2021. On March 5, 2021, the FCA announced the future cessation or loss of representativeness of the 35 LIBOR benchmark settings currently published by ICE Benchmark Administration Limited (“IBA”), which administers LIBOR. As at the end of December 2021, the publication of most LIBOR settings calculated ceased and the global financial markets generally transitioned away from the use of all LIBOR settings, except for the publication until June 30, 2023 of certain U.S. dollar LIBOR settings. In India, instruments such as external commercial borrowings, other debt contracts and certain derivatives were typically linked to LIBOR. In addition, the Mumbai Interbank Forward Offer Rate (“MIFOR”), a benchmark used for interest rate swap transactions, was also a rate that was based on LIBOR. In March 2020, the FASB issued ASU 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides for optional expedients and other guidance related to the modification of contracts, hedging relationships, and other transactions affected by the reference rate reform. The Bank adopted the ASU effective April 1, 2021. The LIBOR transition project has been implemented within the Bank, with the exception of one derivative trade that is pending in court. This trade remains on Synthetic LIBOR, as the FCA has announced that ICE Benchmarking Administration Limited is going to publish fixings of the one-month, three-month and six-month USD Synthetic LIBOR until September 30, 2024. As per the FCA directions, the USD LIBOR will be derived synthetically from July 1, 2024 by ICE using Term-SOFR and the ISDA Credit Adjustment Spread. The Bank has adhered to the ISDA protocol for derivative contracts (the “Protocol-amended fallback agreement”). The Bank has otherwise successfully included fallback clauses in the existing loans contracts that were linked to LIBOR.
Recently Issued Accounting Pronouncements Not Yet Effective
In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. The Bank does not expect the adoption of ASU 2023-07 to have a material impact on its consolidated financial statements.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The update requires enhanced annual disclosures for specific categories in the rate reconciliation and income taxes paid disaggregated by federal, state and foreign taxes. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Bank does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
During the year, on July 1, 2023, the Bank successfully completed its acquisition of 100 percent equity interest in HDFC Limited, a housing finance company. Post-Transaction, the former subsidiaries of HDFC Limited (other than the Amalgamated Subsidiaries) became subsidiaries and affiliates of the Bank. Accordingly, the figures for fiscal year 2024 reflect the operations of the merged entities for the nine-month period ended March 31, 2024 and hence are not comparable with the figures for fiscal year 2023. The business combination has been accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair value on the acquisition date.
Net Interest Revenue After Allowance for Credit Losses
Our net interest revenue after allowances for credit losses increased by 32.8 percent from Rs. 839.8 billion in fiscal year 2023 to Rs. 1,114.9 billion in fiscal year 2024. Our net interest margin was 3.8 percent for fiscal year 2024. The following table sets out the components of net interest revenue after allowance for credit losses.

	Years ended March 31,
	2023		2024		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions, except percentages)
Interest and dividend revenue:
Loans	Rs.	1,351,818.0	Rs.	2,194,525.5	Rs.	842,707.5	62.3
Available for sale debt securities, trading securities		307,531.3		520,113.1		212,581.8	69.1
Other		30,177.4		67,287.6		37,110.2	123.0
Total interest and dividend revenue		1,689,526.7		2,781,926.2		1,092,399.5	64.7
Interest on deposits		615,108.9		997,405.6		382,296.7	62.2
Interest on short term borrowings		58,142.8		100,181.0		42,038.2	72.3
Interest on long term debt		101,587.8		432,520.3		330,932.5	325.8
Other interest expense		698.7		3,815.9		3,117.2	446.1
Total interest expense		775,538.2		1,533,922.8		758,384.6	97.8
Net interest revenue	Rs.	913,988.5	Rs.	1,248,003.4	Rs.	334,014.9	36.5
Less: Provision for credit losses:
Retail		86,920.2		118,900.0		31,979.8	36.8
Wholesale		(12,706.4)		14,163.1		26,869.5	(211.5)
Total	Rs.	74,213.8	Rs.	133,063.1	Rs.	58,849.3	79.3
Net interest revenue after allowance for credit losses	Rs.	839,774.7	Rs.	1,114,940.3	Rs.	275,165.6	32.8

Interest and Dividend Revenue
Interest income on loans increased by 62.3 percent from Rs. 1,351.8 billion in fiscal year 2023 to Rs. 2,194.5 billion in fiscal year 2024, primarily due to an increase in our average loan book and as a consequence of the Transaction. On the date of completion of the Transaction, our retail loan portfolio increased by Rs. 5,413.6 billion and our wholesale loan portfolio increased by Rs. 1,015.0 billion. The average balance of our total loan book increased by 52.0 percent from Rs. 15,037.6 billion in fiscal year 2023 to Rs. 22,852.3 billion in fiscal year 2024. Our average balance of retail loans increased by 62.9 percent from Rs. 9,863.9 billion in fiscal year 2023 to Rs. 16,069.4 billion in fiscal year 2024. The growth in retail loans was primarily across the retail business banking, commercial vehicle and construction equipment finance and housing loan segments. Our average balance of wholesale loans increased by 31.1 percent from Rs. 5,173.7 billion in fiscal year 2023 to Rs. 6,782.9 billion in fiscal year 2024. Retail loan yields increased from 10.0 percent in fiscal year 2023 to 10.1 percent in fiscal year 2024. Wholesale loan yields increased from 7.0 percent in fiscal year 2023 to 8.4 percent in fiscal year 2024.
Interest on securities, including dividends and interest on trading assets, increased by 69.1 percent from Rs. 307.5 billion in fiscal year 2023 to Rs. 520.1 billion in fiscal year 2024. This was primarily driven by an increase in the average balance of our investments principally due to the Transaction. The average balance of our investments increased by Rs. 3,179.4 billion from Rs. 4,947.9 billion in fiscal year 2023 to Rs. 8,127.3 billion in fiscal year 2024. Yields on our investments increased from 6.2 percent in fiscal year 2023 to 6.4 percent in fiscal year 2024.
Other interest revenue increased by 123.0 percent from Rs. 30.2 billion in fiscal year 2023 to Rs. 67.3 billion in fiscal year 2024, primarily due to an increase in the average balance of dues from banks, securities purchased with agreement to resell and other interest earning assets during fiscal year 2024. The average balance of dues from banks, securities purchased with agreement to resell and other interest earning assets increased by 68.3 percent from Rs. 867.1 billion in fiscal year 2023 to Rs. 1,459.3 billion in fiscal year 2024. The yield on dues from banks, securities purchased with agreement to resell and other interest earning assets increased from 3.5 percent in fiscal year 2023 to 4.6 percent in fiscal year 2024.
Interest Expense
Our interest expense on deposits increased by 62.2 percent from Rs. 615.1 billion in fiscal year 2023 to Rs. 997.4 billion in fiscal year 2024. This increase was due to an increase in average interest-bearing deposits, which increased by 28.5 percent from Rs. 14,149.6 billion in fiscal 2023 to Rs. 18,178.8 billion in fiscal 2024. On the date of completion of the Transaction, our interest-bearing deposits increased by Rs. 1,571.2 billion. The average cost of our deposits, including non-interest-bearing deposits, increased from 3.8 percent in fiscal year 2023 to 4.9 percent in fiscal year 2024.
The average balance of our savings account deposits increased from Rs. 5,021.0 billion in fiscal year 2023 to Rs. 5,421.8 billion in fiscal year 2024, and the average balance of our time deposits increased from Rs. 9,128.6 billion in fiscal year 2023 to Rs. 12,757.0 billion in fiscal year 2024. The cost of our time deposits increased from 5.0 percent in fiscal year 2023 to 6.5 percent in fiscal year 2024. The increase in the cost of time deposits was also attributable to the high cost of deposit book acquired from HDFC Limited. The ratio of current and savings accounts to the total deposits of the Bank also reduced from 44 percent to 38 percent primarily due to interest-bearing deposits acquired from HDFC Limited.
Interest expense on our short term borrowings and others increased by 76.7 percent from Rs. 58.8 billion in fiscal year 2023 to Rs. 104.0 billion in fiscal year 2024, primarily on account of an increase in cost of our short term borrowings and securities sold with agreement to repurchase, which increased from 4.9 percent in fiscal year 2023 to 5.5 percent in fiscal year 2024. In addition, this increase was also driven by an increase in the average balance of our short term borrowings and securities sold with agreement to repurchase, which increased by 57.5 percent from Rs. 1,197.0 billion in fiscal year 2023 to Rs. 1,885.3 billion in fiscal year 2024. Interest expense on our long term debt increased by 325.8 percent from Rs. 101.6 billion in fiscal year 2023 to Rs. 432.5 billion in fiscal year 2024, primarily on account of an increase in our average balance of long term debt from Rs. 1,646.7 billion in fiscal year 2023 to Rs. 5,388.3 billion in fiscal year 2024. On the date of completion of the Transaction, our borrowings increased by Rs. 4,977.2 billion. The cost of our long term debt increased from 6.2 percent in fiscal year 2023 to 8.0 percent in fiscal year 2024. The increase in cost of our borrowings was primarily due to the high cost of borrowings acquired from HDFC Limited in the Transaction.
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
The Bank relies on economic variable to develop reasonable and supportable forecasts and uses consensus macro-economic forecasts surveyed and published by the RBI: Centre for Monitoring Indian Economy. Accordingly, the Bank considered a GDP forecast of 4.0 percent for fiscal year 2023 and applied relevant forward-looking overlays for the reporting as of March 31, 2022 to take cognizance of the possibility of a “third wave”. For the March 31, 2024 reporting, the Bank has considered GDP growth forecast of 7.1 percent for fiscal year 2025. Global growth slowdown could weigh on exports and domestic manufacturing, while demand from private consumption could also slow down as effects from post-pandemic pent-up demand fade. However, some support to growth can be expected from recovery in the private and government spending on capital expenditure.

In addition to the above judgment and estimates, provision for credit losses is impacted by unanticipated changes in asset quality of portfolio such as increase and decrease in credit or internal risk ratings, or improvement or deterioration in the borrower’s delinquencies or credit scores, all of which have some degree of uncertainty. In fiscal year 2024, the provision for credit losses increased from Rs. 74.2 billion in fiscal year 2023 to Rs. 133.1 billion in fiscal year 2024. The increase was primarily attributable to allowances on the acquired performing portfolio of HDFC Limited and the increase in allowances due to growth in our retail and wholesale loan portfolio as well as the changes in estimates noted above.
Our provisions for credit losses of our retail loans increased from Rs. 86.9 billion in fiscal year 2023 to Rs. 118.9 billion in fiscal year 2024. The increase in allowances was in our personal loans / credit cards, housing loan and other retail segments, partially offset by a decrease in retail business banking segments. Our provisions for wholesale loans increased from benefit of Rs. 12.7 billion in fiscal year 2023 to a charge of Rs. 14.2 billion in fiscal year 2024. Our total allowances for credit losses as a percentage of gross loans decreased from 2.1 percent in fiscal year 2023 to 1.7 percent in fiscal year 2024.
Non-Interest Revenue
Our non-interest revenue increased by 153.6 percent from Rs. 291.4 billion in fiscal year 2023 to Rs. 738.9 billion in fiscal year 2024. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2023		2024		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Fees and commissions	Rs.	239,603.7	Rs.	280,965.9	Rs.	41,362.2	17.3
Net, realized gain/ (loss) and allowance on available for sale debt securities		(791.2)		897.6		1,688.8	(213.4)
Trading securities gains/(loss), net		479.9		41,595.0		41,115.1	8,567.4
Foreign exchange transactions		25,547.0		15,521.2		(10,025.8)	(39.2)
Derivatives gains/(loss), net		15,366.1		18,558.5		3,192.4	20.8
Premium and other operating income from insurance business		—		381,879.5		381,879.5	n/a
Other, net		11,181.0		(486.8)		(11,667.8)	(104.4)
Total non-interest revenue, net	Rs.	291,386.5	Rs.	738,930.9	Rs.	447,544.4	153.6
Fees and commissions increased by 17.3 percent from Rs. 239.6 billion in fiscal year 2023 to Rs. 281.0 billion in fiscal year 2024, primarily on account of an increase in payments and cards business fees and investment management fees from our asset management business.
The gain on AFS securities was primarily attributable to realized net profit from the sale of debt securities and Government of India securities. The gain on trading securities was primarily attributable to net gains on mutual funds and partially offset by net realized loss on sale of debt securities.
In fiscal year 2023, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 15.3 billion, primarily on account of a gain of Rs. 6.7 billion from forward exchange contracts, Rs. 5.9 billion from interest rate derivatives and Rs. 2.7 billion from currency options and currency swaps. In fiscal year 2024, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 18.4 billion, primarily on account of a gain of Rs. 4.2 billion from forward exchange contracts, Rs. 1.8 billion from interest rate derivatives and Rs. 12.4 billion from currency options, currency swaps and forward rate agreements, which includes derivatives acquired as a consequence of the Transaction. Income from foreign exchange transactions amounted to Rs. 25.5 billion during fiscal year 2023 as compared to Rs. 15.5 billion during fiscal year 2024. As a result, income from foreign exchange transactions and derivatives decreased from Rs. 40.9 billion in fiscal year 2023 to Rs. 34.1 billion in fiscal year 2024.
Premium and other operating income from insurance business of Rs. 381.9 billion pertains to our life insurance business primarily representing income from premiums received from policyholders, net of premiums paid to reinsurers (also referred to as reinsurance ceded).
Our other non-interest revenue decreased by Rs. 11.7 billion from Rs. 11.2 billion in fiscal year 2023 to a loss of Rs. 0.5 billion in fiscal year 2024, primarily due to derecognition of goodwill on the partial divestment of our stake in HDFC Credila, and offset by mark-to-market gains from our equity instruments that are carried at fair value.

Non-Interest Expense
Our non-interest expense was comprised of the following:

	Years ended March 31,
	2023		2024		Increase/ (Decrease)		% Increase/ (Decrease)	2023 % of net revenues	2024 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	199,726.8	Rs.	288,776.0	Rs.	89,049.2	44.6	17.7	15.6
Premises and equipment		45,069.9		65,131.5		20,061.6	44.5	4.0	3.5
Depreciation and amortization		23,489.7		31,147.3		7,657.6	32.6	2.1	1.7
Administrative and other		200,493.0		281,020.8		80,527.8	40.2	17.7	15.2
Amortization of Intangibles		—		21,201.0		21,201.0	n/a	—	1.1
Claims and benefits paid pertaining to insurance business		—		381,965.8		381,965.8	n/a	—	20.6
Total non-interest expense	Rs.	468,779.4	Rs.	1,069,242.4	Rs.	600,463.0	128.1	41.4	57.7
(Surplus) / Deficit in P&L transferred to undistributed policyholders earnings account		—		(79,169.8)		(79,169.8)	n/a	—	—
Total non-interest expense increased by 128.1 percent from Rs. 468.8 billion in fiscal year 2023 to Rs. 1,069.2 billion in fiscal year 2024, including expenses relating to claims and benefits paid pertaining to our insurance business of Rs. 382.0 billion and other acquired subsidiaries following completion of the Transaction. Our net interest revenue after allowances for credit losses increased by 32.8 percent from Rs. 839.8 billion in fiscal year 2023 to Rs. 1,114.9 billion in fiscal year 2024. Our net revenue increased by 63.9 percent from Rs. 1,131.2 billion in fiscal year 2023 to Rs. 1,853.9 billion in fiscal year 2024. As a result, our non-interest expense as a percentage of our net revenue increased from 41.4 percent in fiscal year 2023 to 57.7 percent in fiscal year 2024.
Salaries and staff benefits increased by 44.6 percent from Rs. 199.7 billion in fiscal year 2023 to Rs. 288.8 billion in fiscal year 2024, primarily attributable to an increase in the number of employees, annual wage revisions and a staff ex-gratia provision of Rs. 15.0 billion. The number of employees of the Bank increased from 173,222 as of March 31, 2023 to 213,527 as of March 31, 2024, including employees of HDFC Limited who became employees of the Bank in the Transaction.
Premises and equipment costs increased by 44.5 percent from Rs. 45.1 billion in fiscal year 2023 to Rs. 65.1 billion in fiscal year 2024, primarily on account of an increase in our lease, premises and infrastructure costs relating in part to the properties acquired in the Transaction. Depreciation and amortization expenses increased from Rs. 23.5 billion in fiscal year 2023 to Rs. 31.1 billion in fiscal year 2024, mainly due to the expansion of our branches and branch facilities, relating in part to the Transaction.
Administrative and other expenses increased by 40.2 percent from Rs. 200.5 billion in fiscal year 2023 to Rs. 281.0 billion in fiscal year 2024, primarily on account of higher card-related costs, collection/servicing cost, expenditure for the purchase of priority sector lending certificates, insurance expenses and expense of HDFC Limited and its subsidiaries following the completion of the Transaction. As of March 31, 2024, we had 8,738 branches and 20,938 ATMs and CDMs across 4,605 locations, compared to 7,821 branches and 19,727 ATMs and CDMs across 3,811 locations as of March 31, 2023. This increase also led to an overall increase in our non-interest expense.
Amortization of intangibles of Rs. 21.2 billion primarily pertains to amortization of value of business acquired, customer relationships and distribution network that was created as a consequence of the Transaction and business combination accounting under ASC 805.
Claims and benefits paid pertaining to insurance business of Rs. 382.0 billion relates to our life insurance business primarily representing movements in policyholder liabilities, claims and benefits paid, including bonuses to policyholders.
Surplus in P&L of Rs. 79.2 billion transferred to undistributed policyholders earnings account pertains to adjustments under U.S. GAAP. See Note 2j “
Summary of significant accounting policies – Insurance services
” in our consolidated financial statements.
Income Tax
Our income tax expense, net of interest earned on income tax refunds, decreased by 53.1 percent from Rs. 166.1 billion in fiscal year 2023 to Rs. 77.8 billion in fiscal year 2024. Our annual effective tax rate was 11.0 percent in fiscal year 2024 as compared to 25.1 percent in fiscal year 2023, primarily due to recognition of unrecognized tax benefit pertaining to stock-based compensation of earlier years recognized based on favorable orders received. We have claimed the tax benefits in respect of our business of providing long-term finance for infrastructure and development of housing in India by creating a Special Reserve through appropriation of profits. Under Indian GAAP, a deferred tax liability has been recognized on the Special Reserve in accordance with the guidelines issued by the RBI. Under U.S. GAAP, deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on the Special Reserve based on the Group’s continuing intention to not ever withdraw/utilize such Special Reserve and non-taxability of such Special Reserve in a liquidation scenario.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscal years 2023 and 2024:

	Year ended March 31,
	2023	2024
	(in percentage)
Effective statutory income tax rate	25.17%	25.17%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	0.25	(1.51)
Special Reserve	—	(0.73)
Interest on income tax refunds	(0.33)	(0.58)
Income subject to rates other than the statutory income tax rate	—	(0.18)
Unrecognized tax benefit of earlier years including consequential tax credit pursuant to favorable orders received recognized	—	(11.46)
Other, net	(0.01)	0.32
Annual effective income tax rate	25.08%	11.03%
Net Income
As a result of the foregoing factors, our net income after taxes increased by 25.7 percent from Rs. 495.4 billion in fiscal year 2023 to Rs. 622.7 billion in fiscal year 2024.
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
Interest expense on our short term borrowings and other interest expense increased by 229.0 percent from Rs. 17.8 billion in fiscal year 2022 to Rs. 58.8 billion in fiscal year 2023, primarily on account of an increase in cost of our short term borrowings, which increased from 2.4 percent in fiscal year 2022 to 4.9 percent in fiscal year 2023. In addition, this increase was also driven by an increase in the average balance of our short term borrowings, which increased by 59.6 percent from Rs. 750.2 billion in fiscal year 2022 to Rs. 1,197.0 billion in fiscal year 2023. Interest expense on our long term debt increased by 31.2 percent, primarily on account of an increase in our average balance of long term debt from Rs. 1,243.2 billion in fiscal year 2022 to Rs. 1,646.7 billion in fiscal year 2023. The cost of our long term debt remained stable at 6.2 percent in fiscal year 2022 and fiscal year 2023.
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
In addition to the above judgment and estimates, provision for credit losses is impacted by unanticipated changes in asset quality of portfolio, such as increase and decrease in credit or internal risk ratings, or improvement or deterioration in the borrower’s delinquencies or credit scores, all of which have some degree of uncertainty. In fiscal year 2023, due to improvements in asset quality, the provision for credit losses decreased from Rs. 127.0 billion in fiscal year 2022 to Rs. 74.2 billion in fiscal year 2023.
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

Non-Interest Revenue
Our non-interest revenue increased by 7.7 percent from Rs. 270.6 billion in fiscal year 2022 to Rs. 291.4 billion in fiscal year 2023. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2022		2023		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Fees and commissions	Rs.	202,979.5	Rs.	239,603.7	Rs.	36,624.2	18.0
Net, realized gain/ (loss) and allowance on available for sale debt securities		19,660.9		(791.2)		(20,452.1)	(104.0)
Trading securities gains/(loss), net		2,455.5		479.9		(1,975.6)	(80.5)
Foreign exchange transactions		34,851.4		25,547.0		(9,304.4)	(26.7)
Derivatives gains/(loss), net		1,422.0		15,366.1		13,944.1	980.6
Other, net		9,204.9		11,181.0		1,976.1	21.5
Total non-interest revenue, net	Rs.	270,574.2	Rs	.291,386.5	Rs.	20,812.3	7.7
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
In fiscal year 2023, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 15.3 billion, primarily on account of a gain of Rs. 6.7 billion from forward exchange contracts, Rs. 5.9 billion from interest rate derivatives and Rs. 2.7 billion from currency options and currency swaps. In fiscal year 2022, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 1.5 billion, primarily on account of a gain of Rs. 4.8 billion from currency options, interest rate derivatives and forward rate agreements, which mainly resulted from mark-to-market gains, partially offset by a loss of Rs. 1.7 billion from currency swaps and a loss of Rs. 1.6 billion from forward exchange contracts. Income from foreign exchange transactions amounted to Rs. 25.5 billion during fiscal year 2023 as compared to Rs. 34.9 billion during fiscal year 2022. As a result, income from foreign exchange transactions and derivatives increased from Rs. 36.3 billion in fiscal year 2022 to Rs. 40.9 billion in fiscal year 2023.
Our other non-interest revenue increased by Rs. 2.0 billion to Rs. 11.2 billion in fiscal year 2023 as compared to Rs. 9.2 billion in fiscal year 2022, mainly driven by realized gains on the sale of our equity investments and mark-to-market gains from our equity instruments that are carried at fair value.
Non-Interest Expense
Our non-interest expense was comprised of the following:

	Years ended March 31,
	2022		2023		Increase/ Decrease		% Increase/ Decrease	2022 % of net revenues	2023 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	165,287.7	Rs.	199,726.8	Rs.	34,439.1	20.8	18.5	17.6
Premises and equipment		36,236.0		45,069.9		8,833.9	24.4	4.1	4.0
Depreciation and amortization		16,816.9		23,489.7		6,672.8	39.7	1.9	2.1
Administrative and other		154,931.4		200,493.0		45,561.6	29.4	17.4	17.7
Total non-interest expense	Rs.	373,272.0	Rs.	468,779.4	Rs.	95,507.4	25.6	41.8	41.4
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
Liquidity and Capital Resources
Our growth is financed by a combination of cash generated from operations, increases in our customer deposits, borrowings and new issuances of equity capital and other securities qualifying as Tier I and Tier II capital. We believe that cash flows from operations, available cash balances and our ability to generate cash through short and long-term debt and deposits are sufficient to fund our operating liquidity needs.
Our life insurance subsidiary, HDFC Life, our NBFC subsidiary, HDBFSL, and our general insurance joint venture, HDFC ERGO, are subject to solvency and capital requirements imposed by their respective regulators. While we do not expect these entities to require significant additional equity capital, the regulatory restrictions may require us to downstream assets of the Bank or restrict our ability to extract cash as required to meet the Bank’s needs. We do not expect such restrictions to have a material adverse impact on our ability to meet our cash requirements.

The following table sets forth our cash flows from operating activities, investing activities and financing activities in a condensed format. We have aggregated certain line items set forth in the cash flow statement that is part of our financial statements included elsewhere in this report in order to facilitate an understanding of significant trends in our business.

	Years ended March 31,
	2022		2023		2024
	(in millions)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	386,603.0	Rs.	496,264.4	Rs.	627,631.9
Non-cash adjustments to net income		135,507.9		137,402.1		193,371.1
Net change in other assets and liabilities		58,907.3		(156,465.9)		201,319.4
Net cash provided by operating activities	Rs.	581,018.2	Rs.	477,200.6	Rs.	1,022,322.4
Cash Flows from Investing Activities:
Net change in term placements		(366,297.2)	Rs.	(498,561.2)	Rs.	(353,054.8)
Net change in investments		(162,341.6)		(564,821.7)		(848,038.4)
Net change in repurchase agreements and reverse repurchase agreements		(307,207.6)		(234,067.0)		519,749.7
Loans purchased net of repayments		(125,978.2)		(188,511.6)		(64,176.4)
Increase in loans originated, net of principal collections		(2,328,833.2)		(2,864,884.7)		(3,104,884.4)
Net additions to property and equipment		(26,125.3)		(43,193.5)		(52,304.1)
Proceeds from disposal of business						95,006.7
Net cash received on acquisition of HDFC Limited		—		—		54,793.7
Activity in equity securities, net		14,503.3		1,256.7		80,343.8
Net cash used in investing activities	Rs.	(3,302,279.8)	Rs.	(4,392,783.0)	Rs.	(3,672,564.2)
Cash Flows from Financing Activities:
Net increase in deposits	Rs.	2,237,238.5	Rs.	3,224,774.3	Rs.	3,368,161.6
Net increase (decrease) in short term borrowings		314,735.9		535,729.9		222,250.1
Proceeds from issuance of shares by subsidiaries to non-controlling interest		691.8		822.7		3,641.4
Net increase (decrease) in long term debt		369,583.2		464,819.5		(244,522.7)
Proceeds from issuance of equity shares for options and warrants exercised		26,097.3		34,158.3		84,425.4
Payment of dividends		(36,239.2)		(86,394.3)		(86,617.1)
Net cash provided by financing activities	Rs.	2,912,107.5	Rs.	4,173,910.4	Rs.	3,347,338.7
Effect of exchange rate changes on cash and due from banks, and restricted cash	Rs.	490.5	Rs.	7,036.1	Rs.	1,539.3
Net change in cash and due from banks, and restricted cash	Rs.	191,336.4	Rs.	265,364.1	Rs.	698,636.2
Cash and due from banks, and restricted cash, beginning of year	Rs.	930,694.7	Rs.	1,122,031.1	Rs.	1,387,395.2
Cash and due from banks, and restricted cash, end of year	Rs.	1,122,031.1	Rs.	1,387,395.2	Rs.	2,086,031.4
Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023
Cash Flows from Operating Activities
Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities increased from Rs. 477.2 billion in fiscal year 2023 to Rs. 1,022.3 billion in fiscal year 2024, mainly due to higher cash flows in fiscal year 2024 as compared to fiscal year 2023. This was largely a result of an increase in net change in other assets and liabilities mainly on account of movements in policyholder funds and an increase in our net income resulting from the Transaction.
Cash Flows from Investing Activities
We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. Net cash flows used for loan origination and purchase, net of principal collections and repayments, increased from Rs. 3,053.4 billion in fiscal year 2023 to Rs. 3,169.1 billion in fiscal year 2024, largely on account of an increase in retail and wholesale loan portfolios in fiscal year 2024 as compared to fiscal year 2023. Net cash flows used due to net change in investments was Rs. 848.0 billion in fiscal year 2024, primarily on account of an increase in our available-for-sale government securities, partially offset by a decrease in our investments in credit substitutes. Net cash flows used in repurchase and reverse repurchase agreements aggregated to Rs. 234.1 billion in fiscal year 2023 compared to net cash flows from repurchase and reverse repurchase agreements aggregating to Rs. 519.7 billion in fiscal year 2024. Net cash flow used in term placement decreased from Rs. 498.6 billion in fiscal year 2023 to Rs. 353.1 billion in fiscal year 2024.

Cash Flows from Financing Activities
Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Net cash flow from deposits was Rs. 3,224.8 billion in fiscal year 2023 and Rs. 3,368.2 billion in fiscal year 2024, largely on account of growth in our deposits. Our total deposits increased by 26.2 percent from Rs. 18,826.6 billion in fiscal 2023 to Rs. 23,768.2 billion in fiscal year 2024 which includes deposits of Rs. 1,571.2 billion acquired on the date of the Transaction. This increase was primarily attributable to growth in our time deposits and current account deposits. Net cash flow from time deposits was Rs. 2,655.1 billion and that from savings account deposits and from non-interest-bearing current account deposits was Rs. 362.5 billion and Rs. 350.6 billion respectively. Savings account deposits at Rs. 5,987.4 billion and current account deposits at Rs. 3,079.8 billion accounted for 38.1 percent of our total deposits as of March 31, 2024. Net cash flow from short term borrowings was from Rs. 535.7 billion in fiscal year 2023 and Rs. 222.3 billion in fiscal year 2024. Our short term borrowings increased by Rs. 223.8 billion from Rs. 1,089.9 billion in fiscal year 2023 to Rs. 1,313.7 billion in fiscal year 2024. Net cash flow from long term debt was Rs. 464.8 billion in fiscal year 2023 compared to net cash flow used of Rs. 244.5 billion in fiscal year 2024 on account of repayment of long term borrowings. Our long term debt increased by 223.6 percent from Rs. 2,054.4 billion in fiscal year 2023 to Rs. 6,648.8 billion in fiscal year 2024. On the date of completion of the Transaction, our borrowings increased by Rs. 4,977.2 billion. Short term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized for our treasury operations. Long term borrowings are primarily comprised of subordinated debt and other long term debt. Of our total long term debt of Rs. 6,648.8 billion, Rs. 130.4 billion is perpetual debt and Rs. 6,518.4 billion pertains to other long term debt. Of our total other long term debt Rs. 706.8 billion will mature by fiscal year 2025, Rs. 2,961.6 billion between fiscal year 2026 and fiscal year 2027, Rs. 880.5 billion between fiscal year 2028 and fiscal year 2029 and Rs. 1,969.5 billion beyond fiscal year 2029.
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

Financial Condition
Assets
The following table sets forth the principal components of our assets as of March 31, 2023 and March 31, 2024:

	As of March 31,
	2023		2024		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions except percentages)
Cash and due from banks, and restricted cash	Rs.	1,387,395.2	Rs.	2,086,031.4	Rs.	698,636.2	50.4
Investments held for trading		135,831.1		461,245.3		325,414.2	239.6
Investments available for sale debt securities		4,878,844.0		8,295,487.1		3,416,643.1	70.0
Securities purchased under agreements to resell		455,275.4		34,178.3		(421,097.1)	(92.5)
Loans, net		17,052,927.9		26,335,700.9		9,282,773.0	54.4
Accrued interest receivable		186,091.2		249,644.5		63,553.3	34.2
Property and equipment		87,569.7		147,030.4		59,460.7	67.9
Intangible assets, net		—		1,396,117.2		1,396,117.2	n/a
Goodwill		74,937.9		1,629,510.3		1,554,572.4	2,074.5
Other assets		1,496,751.6		2,528,211.3		1,031,459.7	68.9
Separate account assets		—		955,416.3		955,416.3	n/a
Total assets	Rs.	25,755,624.0	Rs.	44,118,573.0	Rs.	18,362,949.0	71.3
Our total assets increased by 71.3 percent from Rs. 25,755.6 billion as of March 31, 2023 to Rs. 44,118.6 billion as of March 31, 2024. This increase was primarily attributable to the Transaction.
Our cash and due from banks, and restricted cash increased by 50.4 percent from Rs. 1,387.4 billion as of March 31, 2023 to Rs. 2,086.0 billion as of March 31, 2024, primarily on account of net cash provided by our operating and financing activities, partially offset by net cash used in our investing activities. Cash and due from banks, and restricted cash is comprised of cash and balances due from banks. We are also required to maintain cash balances with the RBI to meet our cash reserve ratio requirement. Banks in India, including us, are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. We have classified the cash reserve maintained with the RBI as restricted cash.
Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from the date of purchase. Investments held for trading increased by 239.6 percent from Rs. 135.8 billion as of March 31, 2023 to Rs. 461.2 billion as of March 31, 2024, primarily on account of an increase in our investments in equity securities, units of mutual fund and corporate bonds partially offset by a decrease in government securities. The increase was mainly due to investments made by entities we acquired in the Transaction.
Investments AFS debt securities increased by 70.0 percent primarily on account of an increase in our government securities partially offset by a decrease in credit substitutes. This increase was primarily due to acquired portfolio in the Transaction.
Net loans increased by 54.4 percent on account of an increase in both retail and wholesale loan portfolios. On the date of completion of the Transaction, our retail loan portfolio increased by Rs. 5,413.6 billion and our wholesale loan portfolio increased by Rs. 1,015.0 billion. Our gross retail loan portfolio increased by 70.3 percent from Rs. 11,506.6 billion as of March 31, 2023 to Rs. 19,590.4 billion as of March 31, 2024. The growth in retail loans was primarily across the retail business banking, commercial vehicle and construction equipment finance segments and housing loans. Our gross wholesale loan book increased by 21.8 percent from Rs. 5,911.5 billion as of March 31, 2023 to Rs. 7,202.6 billion as of March 31, 2024. Our allowances for credit losses increased from Rs. 303.9 billion as of March 31, 2023 to Rs. 344.7 billion as of March 31, 2024 for our retail loans and increased from Rs. 61.3 billion for our wholesale loans as of March 31, 2023 to Rs. 112.6 billion for our wholesale loans as of March 31, 2024.
Accrued interest receivable increased by 34.2 percent from Rs. 186.1 billion as of March 31, 2023 to Rs. 249.6 billion as of March 31, 2024, primarily on account of an increase in our loans and investment securities.
Our property and equipment increased by Rs. 59.5 billion. We added 734 branches and 2,043 ATMs and CDMs in fiscal year 2023 and 917 branches and 1,211 ATMs and CDMs in fiscal year 2024, including those acquired in the Transaction.
In the Transaction, we acquired intangible assets, namely, Brand, Investment Management Contract, Value of Business Acquired (“VOBA”), Distribution Network, Customer Relationship and Transferable Development Rights. These intangibles amounted to Rs. 1,434.8 billion as of the date of completion of the Transaction. All intangibles assets except Brand and Investment Management Contract are definite-lived and are subject to amortization. We have amortized these intangibles over their estimated useful life, resulting in a charge of Rs. 21.2 billion for fiscal year 2024. We derecognized intangibles of Rs. 17.5 billion following the sale of a portion of our stake in HDFC Credila. Consequently, these intangibles were carried at an amortized value of Rs. 1,396.1 billion as of March 31, 2024.

Goodwill represents the premium paid over the fair value of the net tangible and intangible assets acquired in business combinations. Out of the total goodwill of Rs. 1,629.5 billion, goodwill of Rs. 74.9 billion pertains to our acquisition of CBoP during fiscal year 2009 and Rs. 1,554.6 billion pertains to the acquisition of HDFC Limited and its subsidiaries. We paid purchase consideration of Rs. 5,268.4 billion (net of settlement of pre-existing relationships) to acquire the net assets of HDFC Limited and its subsidiaries in fiscal year 2024. The fair value of net tangible assets acquired was Rs. 224.0 billion. After recording the identified intangibles aggregating to Rs. 1,434.8 billion and cancellation of shares of the Bank held by HDFC Limited of Rs. 1,981.5 billion, we recorded goodwill of Rs. 1,628.1 billion as of the Transaction Effective Date. During the year, goodwill amounting to Rs. 73.6 billion was derecognized upon the sale of a portion of our stake in HDFC Credila. The goodwill arising from the business combination is tested on an annual basis for impairment. The said goodwill has not been impaired as of March 31, 2024 and has been carried forward at the same value as the value at the acquisition date.
Other assets increased by 68.9 percent from Rs. 1,496.8 billion as of March 31, 2023 to Rs. 2,528.2 billion as of March 31, 2024, primarily due to an increase in term placement from Rs. 970.1 billion as of March 31, 2023 to Rs. 1,330.3 billion as of March 31, 2024. Other assets include a right-of-use asset of Rs. 90.0 billion as of March 31, 2023 and Rs. 121.3 billion as of March 31, 2024, related to our future lease payments as a lessee under operating leases as of March 31, 2024, and an investment in equity and affiliates of Rs. 317.6 billion.
Separate account assets of Rs. 955.4 billion pertain to our insurance business represent segregated funds that are invested for certain unit-linked life and pension policyholders.
Liabilities and Shareholders’ Equity
The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2023 and March 31, 2024:

	As of March 31,
	2023		2024		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions, except percentages)
Liabilities
Interest-bearing deposits	Rs.	16,097,459.3	Rs.	20,688,406.2	Rs.	4,590,946.9	28.5
Non-interest-bearing deposits		2,729,176.3		3,079,829.4		350,653.1	12.8
Total deposits		18,826,635.6		23,768,235.6		4,941,600.0	26.2
Securities sold under repurchase agreements		—		56,541.0		56,541.0	n/a
Short term borrowings		1,089,897.5		1,313,737.1		223,839.6	20.5
Accrued interest payable		112,463.2		238,638.8		126,175.6	112.2
Long term debt		2,054,436.4		6,648,772.0		4,594,335.6	223.6
Accrued expenses and other liabilities		754,353.4		1,295,002.8		540,649.4	71.7
Separate account liabilities		—		955,416.3		955,416.3	n/a
Liabilities on policies in force		—		1,763,979.1		1,763,979.1	n/a
Undistributed Policyholders Earnings Account		—		192,067.5		192,067.5	n/a
Total liabilities		22,837,786.1		36,232,390.2		13,394,604.1	58.7
Non-controlling interest in subsidiaries		5,637.2		938,855.4		933,218.2	16,554.6
HDFC Bank Limited shareholders’ equity		2,912,200.7		6,947,327.4		4,035,126.7	138.6
Total liabilities and shareholders’ equity	Rs.	25,755,624.0	Rs.	44,118,573.0	Rs.	18,362,949.0	71.3
Our total liabilities increased by 58.7 percent from Rs. 22,837.8 billion as of March 31, 2023 to Rs. 36,232.4 billion as of March 31, 2024. This increase was primarily attributable to the Transaction and growth in our deposits. The increase in our interest-bearing deposits was on account of an increase in time deposits and savings deposits. On the date of completion of the Transaction, our interest-bearing deposits increased by Rs. 1,571.2 billion. Time deposits increased by 40.4 percent from Rs. 10,472.5 billion as of March 31, 2023 to Rs. 14,701.0 billion as of March 31, 2024. Savings account deposits increased by 6.4 percent from Rs. 5,624.9 billion as of March 31, 2023 to Rs. 5,987.4 billion as of March 31, 2024. Our non-interest-bearing current account deposits increased by 12.8 percent from Rs. 2,729.2 billion as of March 31, 2023 to Rs. 3,079.8 billion as of March 31, 2024.
Most of our funding requirements are met through short term and medium term funding sources. Of our total non-equity sources of funding, primarily comprised of deposits and borrowings, deposits accounted for 65.6 percent, short-term borrowings accounted for 3.6 percent and long-term debt accounted for 18.4 percent as of March 31, 2024. On the date of completion of the Transaction, our borrowings increased by Rs. 4,977.2 billion. Our short term borrowings, comprised primarily of money market borrowings, increased by Rs. 223.8 billion from Rs. 1,089.9 billion as of March 31, 2023 to Rs. 1,313.7 billion as of March 31, 2024. Our long term debt increased by 223.6 percent from Rs. 2,054.4 billion in fiscal year 2023 to Rs. 6,648.8 billion in fiscal year 2024.
Accrued interest payable increased by Rs. 126.2 billion from Rs. 112.5 billion as of March 31, 2023 to Rs. 238.6 billion as of March 31, 2024. This increase was primarily on account of an increase in interest accrued on our interest-bearing deposits and borrowings.

Accrued expenses and other liabilities increased by 71.7 percent from Rs. 754.4 billion as of March 31, 2023 to Rs. 1,295.0 billion as of March 31, 2024, primarily on account of deferred tax on fair value accounting under business combination accounting as of the acquisition date, an increase in accrued expenses and remittances in transit and fair value changes in derivatives. Accrued expenses and other liabilities include lease liabilities of Rs. 97.7 billion as of March 31, 2023 and Rs. 131.0 billion as of March 31, 2024 related to our future lease payments as a lessee under operating leases. Accrued expenses and other liabilities include our allowance for credit losses on our off-balance sheet credit exposures and undrawn commitments, aggregating Rs. 5.8 billion as of March 31, 2023 and Rs. 7.2 billion as of March 31, 2024.
Separate account liabilities of Rs. 955.4 billion pertain to our insurance business and primarily represent the policyholders’ account balances in separate account assets and will be equal and offsetting to total separate account assets. Liabilities on policies in force pertains to our insurance business, which has increased from Rs. 1,499.7 billion as of July 1, 2023 to Rs. 1,764.0 billion as of March 31, 2024. Undistributed Policyholders Earnings Account is created/recognized to account for any surplus/deficit arising on policyholders’ adjustments under U.S. GAAP. See also Note 20 “
Insurance services
” in our consolidated financial statements.
Shareholders’ equity increased on completion of the Transaction, which involved the issuance of 3,110,396,492 equity shares and the simultaneous cancellation of 1,164,625,834 equity shares held by HDFC Limited. Further, shareholders’ equity increased upon the exercise of 46,621,586 stock options by employees, the issuance of 24,775,632 equity shares on exercise of conversion rights by warrant holders and an increase in our retained earnings. One ADS continues to represent three equity shares.
Capital
We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. The RBI issued detailed guidelines for implementation of Basel III capital regulations in May 2012, with effect from April 1, 2013. The RBI generally issues and updates the master circular on “Basel III Capital Regulations” consolidating all relevant guidelines on Basel III, with the most recent Master Circular being issued on May 12, 2023. The minimum capital requirements under Basel III are being phased-in as per the guidelines prescribed by the RBI. Accordingly, we are required to maintain a minimum Common Equity Tier I ratio of 8.2 percent, a minimum total Tier I capital ratio of 9.7 percent and a minimum total capital ratio of 11.7 percent (each including capital conservation buffer and additional capital applicable to us as a D-SIB) as of March 31, 2024.
Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under Basel III as of March 31, 2023 and March 31, 2024 are as follows:

	As of March 31,
	2023		2024		2024
	(in millions, except percentages)
Tier I capital	Rs.	2,718,239.1	Rs.	4,142,813.2	US$	49,709.8
Tier II capital		337,409.4		497,215.0		5,966.1
Total capital	Rs.	3,055,648.5	Rs.	4,640,028.2	US$	55,675.9
Total risk weighted assets	Rs.	15,866,349.6	Rs.	24,680,280.6	US$	296,139.7
Capital ratios of the Bank:
Common Equity Tier I		16.40%		16.30%		16.30%
Tier I		17.13%		16.79%		16.79%
Total capital		19.26%		18.80%		18.80%
Minimum capital ratios required by the RBI:*
Tier I		9.700%		9.700%		9.700%
Total capital		11.700%		11.700%		11.700%

*	The Tier I and Total capital ratios include a capital conservation buffer and additional capital applicable to us as a D-SIB.
Capital Expenditure and Divestitures
Our capital expenditure consists principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. Our capital expenditure was Rs. 26.1 billion in fiscal year 2022, Rs. 43.2 billion in fiscal year 2023 and Rs. 52.3 billion in fiscal year 2024. We have current plans for capital expenditures of approximately Rs. 81.3 billion in fiscal year 2025. Our budgeted capital expenditure is primarily to expand our branch and ATM network, to upgrade and expand our hardware, data center, network and other systems, to add new equipment in and expand our existing premises and to relocate our branches and back-offices. We believe that our capital and free reserves are sufficient to fund our capital expenditure needs. We may use these budgeted amounts for other purposes depending on, among other factors, the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts. See also “
Risk Factors—Economic and Political Risks—A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.
” and “
Risk Factors—Economic and Political Risks—Financial and political instability in other countries may cause increased volatility in the Indian financial market
.”

As directed by the RBI in connection with the Transaction, certain divestments have been undertaken or are in the process of being undertaken. In particular: (i) we divested 140,172,180 equity shares of HDFC Credila to Kopvoorn B.V., Moss Investments Limited, Defati Investments Holding B.V. and Infinity Partners for a total consideration of Rs. 95.5 billion (see “
Related Party Transactions—II. Other Related Party Transactions since April 1, 2023—HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)
”); and (ii) we have initiated a sale process to fully divest HDFC Edu before July 1, 2025 (see “
Business—About our Bank
”). HDFC Credila and HDFC Edu are former Indian subsidiaries of HDFC Limited that became our subsidiaries upon completion of the Transaction on July 1, 2023. Additionally, as part of updated regulations relating to NBFCs issued in 2021, the RBI has mandated the listing of so-called “upper-layer” NBFCs within three years of such designation. As a result, we are required to conduct an initial public offering of a portion of our stake in HDBFSL by September 2025, and the Board approved the initiation of this process on July 20, 2024. See “
Risk Factors—Risks Relating to Our Business—We may be unable to fully capture the expected value from acquisitions and divestments, which could materially and adversely affect our business, results of operations and financial condition
.” and “
Risk Factors—Legal and Regulatory Risks—Our subsidiary, HDBFSL, will be required to make an initial public offering as per the requirements of the SBR Framework, which could divert management resources and may not yield expected returns
”.
Financial Instruments and Off-Balance Sheet Arrangements
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
The following table presents the aggregate notional principal amounts of our outstanding forward exchange and derivative contracts as of March 31, 2024, together with the fair values on each reporting date:

	As of March 31, 2024
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(in millions)
Interest rate derivatives	Rs.	7,834,342.2	Rs.	53,970.3	Rs.	63,112.8	Rs.	(9,142.5)	US$	94,004.6	US$	(109.7)
Forward rate agreements		592,414.5		10,071.3		4,514.9		5,556.4		7,108.4		66.7
Currency options		223,904.8		588.1		873.2		(285.1)		2,686.6		(3.4)
Currency swaps		493,708.2		11,754.5		4,440.2		7,314.3		5,924.0		87.8
Forward exchange contracts		12,125,527.9		32,654.3		36,468.8		(3,814.5)		145,494.7		(45.8)
Total	Rs.	21,269,897.6	Rs.	109,038.5	Rs.	109,409.9	Rs.	(371.4)	US$	255,218.3	US$	(4.4)
We have not designated the above derivative contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with subsequent changes in fair value recorded in earnings.

For the interest rate structure of financial instruments related to foreign currency borrowings, see Notes 15 “
Deposits
” and 16 “
Short-term borrowings
” in the consolidated financial statements.
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

	As of March 31,
	2023		2024		2024
	(in millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	494,191.3	Rs.	610,381.3	US$	7,324.0
Performance guarantees		519,953.0		653,452.8		7,840.8
Documentary credits		614,555.5		710,083.8		8,520.3
Total	Rs.	1,628,699.8	Rs.	1,973,917.9	US$	23,685.1
Guarantees and documentary credits outstanding increased by 21.2 percent from Rs. 1,628.7 billion as of March 31, 2023 to Rs. 1,973.9 billion as of March 31, 2024, principally due to growth in our trade finance business.
Undrawn Commitments
Our undrawn commitments in respect of loans and financing provided to customers aggregated to Rs. 372.3 billion and Rs. 1,175.5 billion (US$ 14.1 billion) as of March 31, 2023 and March 31, 2024, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time we have the unilateral right to decline to make the loan. If we were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, we have unconditional cancellable commitments aggregating to Rs. 7,273.0 billion and Rs. 9,108.6 billion (US$ 109.3 billion) as of March 31, 2023 and March 31, 2024, respectively. See also Note 25 “
Financial Instruments
” in our consolidated financial statements.
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
The residual maturities of the above commitments as of March 31, 2024 are set forth in the following table:

	Amount of Commitment Expiration Per Period, as of March 31, 2024
	Total Amounts Committed (1)		Up to 1 Year		1-3 Years		3-5 Years		Over 5 Years
	(in millions)
Documentary credits	Rs.	710,083.8	Rs.	596,972.0	Rs.	110,406.2	Rs.	1,382.2	Rs.	1,323.4
Guarantees		1,263,834.1		908,209.2		257,158.2		69,352.0		29,114.7
Forward exchange and derivative contracts		21,269,897.7		14,560,416.2		3,090,089.5		2,734,323.6		885,068.4
Total	Rs.	23,243,815.6	Rs.	16,065,597.4	Rs.	3,457,653.9	Rs.	2,805,057.8	Rs.	915,506.5

(1)	Denotes nominal values of documentary credits and guarantees and notional principal amounts of forward exchange and derivative contracts.

Extent of Dependence on Single Customer Exposures
Our exposures to our 10 largest borrowers as of March 31, 2024, based on the higher of the outstanding balances of or limits on, funded and non-funded exposures, were as follows. None of these exposures was impaired as of March 31, 2024:

	March 31, 2024
	Borrower Industry	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
	(in millions)
Borrower 1	NBFC	Rs.	301,241.8	Rs.	—	Rs.	301,241.8	US$	3,614.6
Borrower 2	Power		276,973.5		1,200.0		278,173.5		3,337.8
Borrower 3	NBFC		220,801.0		—		220,801.0		2,649.4
Borrower 4	NBFC		214,755.0		42.5		214,797.5		2,577.4
Borrower 5	Housing Finance Companies		212,970.4		—		212,970.4		2,555.4
Borrower 6	Telecom		187,963.3		200.0		188,163.3		2,257.8
Borrower 7	Financial Intermediaries		175,000.0		28.1		175,028.1		2,100.2
Borrower 8	Retail Trade		163,105.7		5,893.4		168,999.1		2,027.8
Borrower 9	Coal & Petroleum Products		47,933.7		112,605.5		160,539.2		1,926.3
Borrower 10	Financial Intermediaries		145,250.0		21.0		145,271.0		1,743.1
Of the total exposure to these ten borrowers, approximately 43.3 percent was secured by collateral.
In June 2019, the RBI issued the revised Large Exposures Framework, which aims to align the exposure norms for Indian banks with BCBS standards. The guidelines came into effect from April 1, 2019, except for certain provisions which became effective from April 1, 2020. See “
Supervision and Regulation—I. Regulations Governing Banking Institutions—Large Exposures Framework
”. As per this Large Exposure Framework, a bank’s exposures to a single NBFC (excluding gold loan companies) or to another single counterparty must not be higher than 20.0 percent of its available eligible capital base. Additionally, a bank’s exposures to a group of connected NBFCs or group of connected counterparties are restricted to 25.0 percent of its Tier I capital. Bank finance to NBFCs predominantly engaged in lending against gold will continue to be governed by limits prescribed in the RBI circular dated May 18, 2012. A bank’s exposure to a single NBFC which is predominantly engaged in lending against collateral of gold jewelery (i.e., such loans comprising 50.0 percent or more of its financial assets), must not exceed 7.5 percent of the banks’ capital funds, which can be extended to 12.5 percent if the additional exposure is on account of funds on-lent by the NBFC to the infrastructure sector. Tier I capital that fulfills the criteria set out in the RBI’s Basel III guidelines must be considered as eligible capital base for this purpose. As of March 31, 2024, of our exposure to 10 largest borrowers, exposure to 5 borrowers each was equal to or more than 5.0 percent of our eligible capital base under this framework and was mainly comprised of large credit facilities to these borrowers. There were no exposures that exceeded the regulatory ceiling established by the RBI.
Cross-border Exposures
The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business, we have both direct and indirect exposure to risks related to counterparties and entities in foreign countries. We monitor such cross-border exposures on an ongoing basis. As of March 31, 2024, our aggregate country risk exposure was 1.6 percent of our total assets, and our net funded exposure to any other country did not exceed 1 percent of our total assets as per the said guidelines.
Cybersecurity
Risk management and strategy
We offer internet and mobile banking services to our customers. Our internet and mobile banking channel includes multiple services, such as electronic funds transfer, bill payment services, usage of credit cards online, requesting account statements and requesting check books. We are therefore exposed to cybersecurity threats, such as (i) phishing and trojans targeting our customers, wherein fraudsters send unsolicited emails to our customers seeking account-sensitive information; (ii) hacking, wherein hackers seek to hack into our website with the primary intention of causing reputational damage to us; (iii) data theft, wherein cyber criminals may intrude into our network with the intention of stealing our internal data or our customer information or to extort money; and (iv) data leakage, wherein sensitive internal bank data or customer information is inappropriately disclosed by parties entitled to access it. As the sophistication of cybersecurity incidents continues to evolve, we shall continue to enhance the protective measures, investigate and remediate any vulnerability due to cybersecurity incidents.

We have implemented various measures to mitigate risks that emanate from offering online banking to our customers. These are briefly enumerated below:

•
We have made significant advancements to further consolidate cybersecurity through initiatives such as the foundation of a next-generation Cybersecurity Operations Center (“CSOC”) for predictive security and incident management, introduction of SOAR (Security Orchestration, Automation & Response) to reduce incident response times, and network micro-segmentation for better control, visibility and preparedness against ransomware.

•
We have upgraded our monitoring and detection by deploying the next generation security incident event management (“SIEM”) solution. The initiative and approach to proactively detect and respond to threats is managed through the deployment of the SIEM solution augmented by artificial intelligence (“AI”) and machine learning (“ML”) capabilities along with strong user entity behavioral analysis (“UEBA”) functionalities and built-in threat modelling.

•
The 24/7 defacement monitoring and vulnerability management of the Bank’s internet properties, antivirus and malware program, patch management and penetration testing, among others, minimize the surface area for cybersecurity attacks and aid in fortifying the Bank’s assets such as infrastructure and applications.

•
We are equipped with a dedicated program for attack surface management (“ASM”) that includes continuous attack surface discovery and probing for weaknesses on the discovered assets. There has been a continuous effort to ensure that all significant weaknesses are remediated within a reasonable timeframe.

•
Phishing: We identify phishing sites and trojans targeting our customers and once identified, these sites are taken down. We have implemented a “Secure Access” system which provides an additional layer of security in addition to the customer identification (“ID”) and password requirement for internet banking transactions. Our practice also includes sending awareness mails to our customers, to educate them about phishing and the measures they should take to protect themselves from falling victim to it. We launched the ‘Vigil Aunty (“VA”)’ initiative, which encourages people across the country to practice safe banking habits. The customers are guided on safe banking dos and don’ts via the adopted cast of VA. VA has a designated WhatsApp number to connect with customers. In addition, customer ecommerce transactions and card transactions are continuously monitored.

•
Hacking and data theft: We have implemented network firewall, web application firewall and an intrusion prevention system at the perimeter of our network, in order to block any attempts to hack or breach our network. Our cybersecurity operations center (“CSOC”) operates 24 hours a day and 7 days a week, to secure against attempts made to breach our network. We have developed an Incident Management Procedure, a Cybersecurity Policy (“CSP”) and a Cyber Crisis Management Plan (“CCMP”) for the incident management process to ensure that relevant stakeholders are aware of their role in the event of any incident. The Bank has also undertaken “table top exercises” to test the incident response readiness.

•
We also test our internet facing infrastructure and applications for vulnerabilities including periodic red team assessments. Any vulnerability identified is remediated in a timely manner to ensure that the online banking services remain protected against the evolving threat. In addition, we have deployed a host intrusion prevention solution on the internet banking setup to protect against unpatched vulnerabilities. We have defined baseline security standards for the technologies in use and these standards are created while taking into consideration the industry best practices and are reviewed on a regular basis to counter new threat vectors and avoid obsolescence. We have also subscribed to anti-DDOS services (Distributed Denial Of Services) to strengthen our protection against DDOS attacks.

Threat intelligence feeds and indicators of compromise received from government agencies, service providers and dark web monitoring vendors are logged in the security technologies deployed in our Cybersecurity Operations Center (“CSOC”).
We have also undertaken internal data security measures that are taken with respect to breaches or theft of sensitive customer data. These are briefly enumerated below:

•
Data Loss Prevention (“DLP”): We have implemented enterprise solutions such as DLP to monitor sensitive data stored, transmitted and shared by users, and to prevent and detect data breaches. DLP agents are deployed on all the laptops and endpoints where exception access of removable media is provided. All endpoints have proxy agent configured to ensure that only authorized websites are accessed. All outgoing e-mails are monitored through our DLP solution. Individual business functions are also involved in incident reviews which helps create a sense of ownership and awareness amongst our employees.

•
Laptop Encryption: Data encryption ensures that business-critical and sensitive data is not misplaced, thereby preventing any reputational damage and curtailing monetary losses. We have therefore implemented a laptop encryption tool on our laptops. Hard disk encryption is implemented on all laptops. All endpoints have hardening controls defined through the group policy.

•
Domain-based Message Authentication, Reporting and Conformance (“DMARC”): We have implemented a DMARC system which gives us the ability to protect the domain from unauthorized use, commonly known as “email spoofing”. The purpose and primary outcome of implementing DMARC is to protect a domain from being used in business email compromise attacks, phishing emails, email scams and other cybersecurity threat activities.

•
Advanced Persistence Threat (“APT”): An APT is a prolonged and targeted cybersecurity incident in which an intruder gains access to a network and remains undetected for an extended period of time. We have implemented an anti-APT system agent on all endpoints in the Bank to protect from zero-day malware attacks. Through this agent the threat intelligence feeds like hashes / indicators of compromise (“IOCs”) are ingested on servers and endpoints to prevent these attacks. All network elements such as email, web as well as endpoint computers are protected by the anti-APT system.

•
Awareness programs: Our comprehensive e-learning module, iSecurity Ambassador (“iSA”), is a mandatory assessment based course on information and cybersecurity, which is accessible to all employees. We also send regular emails to raise employee awareness on cybersecurity, which include cybersecurity tips and advisories. As part of “on floor awareness”, we also have posters and desktop calendars covering various infosec topics. To gauge the awareness level of our employees, we send simulated phishing emails to measure their user response, after which they are provided with specific education and awareness to ensure that staff are better prepared to face such attacks in the future. New joiners are expected to complete the mandatory course apart from the cybersecurity session conducted by the Bank’s HR team.

•
Data privacy: Financial institutions regularly encounter a variety of data-related challenges involving issues such as data quality and accessibility. In today’s highly automated banking environment, such challenges can have serious effects on virtually all aspects of bank operations. Our data privacy program is a highly regulated initiative headed by the Data Privacy Officer (“DPO”) under the direct supervision of the Board and the Chief Data Officer.

A privacy by design approach is central to our data privacy program to address privacy related risk. Our privacy program embeds ten principles in the various processes and technologies across our products and services to protect from financial, regulatory, operational, and brand damage.
We have established a process to perform privacy impact assessment to complement the overall risk assessment carried out before commissioning the product and services, where personal data is being processed. Privacy governance is integrated into all aspects of our operations. As a global organization that collects and processes the personal data of data subjects and data principals, we have established three core components related to privacy governance as under:

•	Governance: A governance structure which organizes and appropriately establishes the roles and responsibilities of employees and other stakeholders.

•	Control: A control model which establishes the set of data privacy controls that enables the decision making.

•	Operations: A set of processes, procedures and operations that provide operational support to privacy compliance.
Awareness and culture play a major role in implementing the right privacy program; accordingly the Data Privacy Office has initiated “Trust Banking” that includes initiatives like Mascot, Privacy Logo, conducting internal campaigns at regular intervals, a training program for employees and a “Data Privacy - intranet website” that acts as a knowledge hub.
The Bank has a mechanism to identify cybersecurity incidents and calculate associated materiality utilizing key risk indicators (“KRIs”) that have been integrated into the Bank’s overall risk management system. The identified risks are assessed and managed, including those associated with the Bank’s third-party service providers. On a need basis the Bank engages assessors, consultants, auditors, or other third parties in connection with the above process.
Despite the processes outlined here, we may experience cybersecurity incidents from time to time. For a broader description of how risks from cybersecurity threats could materially affect us, including our business strategy, results of operations or financial condition, see “
Risk Factors—Technology Risks—We face cybersecurity threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results.
” and “
Risk Factors—Technology Risks—A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition.
”

Governance
The Bank has developed a Cybersecurity Policy (“CSP”) and Cybersecurity framework which aim to ensure that appropriate cybersecurity practices are followed across the Bank’s information systems. The CSP is approved by the Bank’s Board. The Bank’s cybersecurity governance framework takes into consideration the Cybersecurity Risk Assessment, Cybersecurity Control Assessment, Security Metrics and related aspects for the monitoring and management of the risks. The cybersecurity strategies are periodically presented to the Information Security Committee and IT Strategy Committee of the Board. The cybersecurity risks and their mitigation plans are also presented to the Risk Policy and Monitoring Committee of the Board on a half-yearly basis.

•
Cyber security and data privacy are of paramount importance to the Bank. To manage risks associated with these areas, we have constituted specialized committees, namely the IT Strategy Committee and the Information Security Committee, which are in addition to the Information Security Group, each with specific roles and responsibilities. We also have in place a cybersecurity framework and an information security program to oversee these risks and mitigate them adequately in order to protect customer information. Our Information Security and Cybersecurity policies lay down the guidelines for implementation of the security measures within the Bank.

•
Information Security Committee: Chaired by the Chief Risk Officer (“CRO”), this committee is tasked with assessing, accepting, and sponsoring company-wide security investments. It serves as a platform for discussing information security risks and oversees the enterprise security program. The committee convenes at least once every two months, with representatives from Audit, Information Technology, Information Security Group, and various business units in attendance. Its primary responsibility is to provide leadership and sponsorship to the agreed security agenda, which is endorsed by the committee. The Chief Information Security Officer (“CISO”) proposes and finalizes the ISC agenda, represents the current state of Information Security to the ISC, drives the implementation of the ISC approved ISMS agenda and also reports major security incidents faced by the Bank. The qualifications of our senior management are described under “
Management—Senior Management
”.

•
The Bank has multiple KRIs to regularly monitor all critical aspects of technology risks. KRIs with high risks are monitored closely with a remedial action plan. These KRIs are reviewed through an Internal Capital Adequacy Assessment Process (“ICAAP”) by the ICAAP review committee.

•
We also maintain oversight on the information security posture of the Bank, with its information security team publishing an “Executive Metrics” report to senior management on a monthly basis comprising key Information Security metrics.

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

Accounting Restatements and Recovery of Erroneously Awarded Compensation
We were not, at any time during or after the last completed fiscal year, required to prepare any accounting restatement.
Material Contracts
Scheme Document
See “
Related Party Transactions—I. Related Party Transactions with HDFC Limited and its Subsidiaries and Affiliates from April 1, 2023, through June 30, 2023—Housing Development Finance Corporation Limited (“HDFC Limited”)—Scheme Document
”.
HDFC Credila Investment Agreement
See “
Related Party Transactions—II. Other Related Party Transactions since April 1, 2023—HDFC Credila Financial Services Limited (“HDFC Credila”)
”.
Purchases of Equity Shares by HDFC Bank and Affiliated Purchasers
No purchases of our equity shares were made by or on behalf of HDFC Bank or any affiliated purchasers during fiscal year 2024.
Upon completion of the Transaction on July 1, 2023, the 1,164,625,834 equity shares in the Bank held by HDFC Limited were automatically cancelled in accordance with the Scheme Document. For further detail, see
”—Transaction with HDFC Limited
.”

MANAGEMENT
Directors and Senior Management
Our Memorandum of Association and Articles of Association (“Articles”) provide that, until otherwise determined by the general meeting of shareholders, the number of our directors must not be less than three or more than 15, excluding directors appointed pursuant to the terms of issued debt. As of March 31, 2024, our Board of Directors consisted of 12 directors.
As per the Companies Act, unless the Articles provide for the retirement of all directors at every annual general meeting, not less than two-thirds of the total number of directors shall be persons whose period of office is liable to determination by retirement of directors by rotation. Our Articles provide that at every annual general meeting, one-third of such directors will retire from office. However, any retiring director may be reappointed by resolution of the shareholders. The directors to retire by rotation at every annual general meeting will be those who have been longest in office since their last appointment. Managing directors, Independent directors and Special directors, if any, are not subject to retirement and are not taken into account in determining the number of directors to retire by rotation.
The Banking Regulation Act 1949 (the “Banking Regulation Act”) provides that no director of a banking company, other than its Chairman or whole-time director (
i.e.
, Executive Director), can hold office continuously for a period exceeding eight years. Pursuant to our Articles, the Chairman may be appointed by the Board of Directors for a continuous period not exceeding five years, and may be eligible for re-appointment. According to the Companies Act, a whole-time director may be appointed or re-appointed for a period not exceeding five years at a time, provided that no re-appointment is made earlier than one year before the expiry of the whole-time director’s term. Appointments of Non-Executive Directors other than the Chairperson are subject only to the approval of the shareholders whereas appointments of Executive Directors and the Chairperson are subject to the approval of the RBI and shareholders. The RBI has set the upper age limit for Non-Executive Directors at 75 years. In addition, pursuant to the Companies Act, the Bank cannot appoint as whole-time director a person who is below the age of 21 years or who has attained the age of 70 years, except that the Bank may appoint as whole-time director a person who has attained the age of 70 years by passing a special resolution to that effect, in which case the explanatory statement annexed to the notice for such motion must indicate the justification for appointing such a person.
Prior to the effective date of the Transaction,
i.e.
July 1, 2023, in accordance with our Articles, HDFC Limited was entitled to nominate the non-retiring directors, and the part-time Chairman and Managing Director or the full-time Chairman, as the case may be, subject to the approval of the RBI, the Board of Directors and the shareholders of the Bank. In connection with the Transaction, HDFC Limited and the Amalgamated Subsidiaries were amalgamated into the Bank and HDFC Limited’s other subsidiaries became subsidiaries of the Bank. See “
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited
”. As a result, HDFC Limited’s former nomination rights no longer apply, effective July 1, 2023. Pursuant to the Transaction, as HDFC Limited was amalgamated into HDFC Bank and ceased to exist from the Transaction Effective Date, the nomination of Mrs. Renu Karnad by HDFC Limited as a director of the Bank ceased. Accordingly, Mrs. Renu Karnad was appointed as a Non-Executive (Non-Independent) Director with effect from July 1, 2023, as approved by the shareholders of the Bank.
Pursuant to the Companies Act, every company shall have at least one director who has stayed in India for a total period of not less than 182 days in the previous calendar year (
i.e.
, an Indian resident). Additionally, the Banking Regulation Act and subsequent RBI notification, dated November 24, 2016, require that not less than 51 percent of the board members must consist of persons who have specialized knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, cooperation, economics, law, small-scale industry, information technology, payment and settlement systems, human resources, risk management, business management and any other matter which in the opinion of the RBI will be useful to the banking company. Of these, not less than two directors must have specialized knowledge or practical experience in respect of agriculture and the rural economy, cooperation or small-scale industry. Dr. (Mrs.) Sunita Maheshwari is the Independent Director on the Board with specialized knowledge and practical experience in small scale industry and Dr. (Mr.) Harsh Kumar Bhanwala is the Independent Director on the Board with specialized knowledge and practical experience in agriculture and rural economy. Mr. M.D. Ranganath is the Independent Director on the Board of the Bank with expertise in information technology.

A list of the Bank’s Directors, along with their designation, skills, special knowledge and practical experience, information about their current term of office and their age, as of March 31, 2024, are set out below:

S. No.	Name	Designation	Expertise / Competence / Matrix	Start of Current Term	Expiration of Current Term	Age
1	Mr. Atanu Chakraborty (1)	Part-time Chairman and Independent Director	Finance, Economy, Public Policy, Administration and Infrastructure, Banking, Risk Management, Payment & Settlement System, Business Management	May 5, 2024	May 4, 2027	63
2	Mr. M. D. Ranganath (2)	Independent Director	Finance, Accountancy, Information Technology, Risk Management Business Management Strategy, Merger & Acquisition (M&A), Consulting and Corporate Planning	January 31, 2024	January 30, 2027	62
3	Mr. Sandeep Parekh (2)	Independent Director	Law (with focus on securities market and financial regulations), Payment & Settlement System and Business Management	January 19, 2024	January 18, 2027	52
4	Dr. (Mrs.) Sunita Maheshwari	Independent Director	Medicine, Healthcare, Entrepreneurship, General Administration, Small Scale Industries and Business Management	March 30, 2021	March 29, 2026	57
5	Mrs. Lily Vadera	Independent Director	Banking	November 26, 2021	November 25, 2026	63
6	Dr. (Mr.) Harsh Kumar Bhanwala (3)	Independent Director	Agriculture and Rural Economy, Co-operation, Business Management and Finance	January 25, 2024	January 24, 2027	62
7	Mr. Keki Mistry (4)	Non-Executive (Non-Independent) Director	Finance, Accountancy, Audit, Economics, Consumer Behavior, Sales, Marketing, Corporate Governance, Risk Management, Housing & Real Estate and Strategic Thinking	June 30, 2023	November 6, 2029	69
8	Mrs. Renu Sud Karnad (4)	Non-Executive (Non-Independent) Director	Business Management, Finance, Economics, Human Resources, Risk Management, Housing Finance, Real Estate, Infrastructure, Accounting & Audit, Information Technology, Cyber Security, Consumer Behaviour, Sales & Marketing, Legal and Strategy Management	July 1, 2023	September 2, 2027	71
9	Mr. Sashidhar Jagdishan (5)	Managing Director and Chief Executive Officer	Banking and Finance, Accountancy, Economics of Money and Business Management	October 27, 2023	October 26, 2026	59
10	Mr. Kaizad Maneck Bharucha (6)	Deputy Managing Director	Banking Business, Credit & Risk Management and Business Management	April 19, 2023	April 18, 2026	58
11	Mr. Bhavesh C Zaveri (6)	Executive Director	Banking, Accountancy, Payment & Settlement Systems and Risk Management	April 19, 2023	April 18, 2026	58
12	Mr. V. Srinivasa Rangan (7)	Executive Director	Finance, Accountancy, Audit, Economics, Corporate Governance, Legal & Regulatory Compliance, Risk Management and Strategic Thinking	November 23, 2023	November 22, 2026	64

(1)
Mr. Atanu Chakraborty was re-appointed as the Part Time Chairman and Independent Director of the Bank for a period of three years with effect from May 5, 2024 to May 4, 2027 (both days inclusive) and not liable to retire by rotation, as approved by the RBI and the shareholders through Postal Ballot on May 3, 2024.

(2)
Mr. Sandeep Parekh and Mr. M. D. Ranganath were re-appointed as Independent Directors of the Bank for a period of three years with effect from January 19, 2024 to January 18, 2027 and January 31, 2024 to January 30, 2027 (both days inclusive), respectively and not liable to retire by rotation, as approved by the shareholders through Postal Ballot on January 9, 2024.

(3)
Dr. (Mr.) Harsh Kumar Bhanwala was appointed as an Independent Director of the Bank for a period of three years from January 25, 2024 to January 24, 2027 (both days inclusive), not liable to retire by rotation, as approved by the shareholders through Postal Ballot on March 29, 2024.

(4)
Mr. Keki Mistry and Mrs. Renu Karnad were appointed as Non-Executive (Non-Independent) Directors of the Bank, with effect from June 30, 2023 to November 6, 2029 (both days inclusive) and July 1, 2023 to September 2, 2027 (both days inclusive), respectively, liable to retire by rotation, as approved by shareholders at the 29th Annual General Meeting of the Bank held on August 11, 2023.

(5)
Mr. Sashidhar Jagdishan was re-appointed as Managing Director and Chief Executive Officer of the Bank for a period of three years with effect from October 27, 2023 to October 26, 2026 (both days inclusive) and not liable to retire by rotation, as approved by the RBI and the shareholders through Postal Ballot on January 9, 2024.

(6)
Mr. Kaizad Bharucha and Mr. Bhavesh Zaveri were appointed as Deputy Managing Director and Executive Director respectively, for a period of three years with effect from April 19, 2023 to April 18, 2026 (both days inclusive), liable to retire by rotation, as approved by the RBI and the shareholders through Postal Ballot on June 11, 2023.

(7)
Mr. V. Srinivasa Rangan was appointed as an Executive Director of the Bank for a period of three years with effect from November 23, 2023 to November 22, 2026 (both days inclusive) and liable to retire by rotation as approved by the RBI and the shareholders through Postal Ballot on January 9, 2024.

Mr. Sanjiv Sachar and Mr. Umesh Chandra Sarangi ceased to be Independent Directors with effect from the close of business hours on July 20, 2023 and February 29, 2024 respectively, upon completion of their respective terms.
Interested directors may not vote at board proceedings, except in relation to contracts or arrangements with a company in which that director holds (or two or more directors collectively hold) not more than two percent of the paid-up share capital.
None of our directors or members of our senior management holds one percent or more of our equity shares. The following are brief biographies of our directors, including the Part-Time Chairman and Independent Director of the Bank:
Mr. Atanu Chakraborty
, aged 63 years, was re-appointed as the Part-time Chairman and Independent Director of the Bank with effect from May 5, 2024 up to May 4, 2027 (both days inclusive), not liable to retire by rotation, pursuant to the approval granted by the RBI and the same was approved by the shareholders of the Bank through Postal Ballot on May 3, 2024. He has served the Government of India, for a period of 35 years, as a member of the Indian Administrative Service (the “IAS”) in the Gujarat cadre. He has mainly worked in the areas of Finance & Economic Policy, Infrastructure, Petroleum & Natural Gas. In the Union Government, he held various posts such as Secretary to Government of India in the Ministry of Finance (Department of Economic Affairs, or “DEA”) during 2019 and 2020. As Secretary (DEA), he coordinated economic policy making for all ministries/departments and managed entire process of formulation of budget making for Union of India, including its passage in Parliament. He was responsible for fiscal management policies, policies for public debt management and development and management of financial markets. Mr. Chakraborty also handled matters of financial stability and currency, as well as domestic and foreign-related issues. He managed the flow of funds with multilateral and bilateral financial institutions and had multiple interfaces with them. He also headed a multi-disciplinary task force that produced the National Infrastructure Pipeline (“NIP”). He has also served as Secretary to the Union Government for Disinvestment at the Department of Investment and Public Asset Management (“DIPAM”) wherein he was responsible for both policy as well as execution of the process of disinvestment of the Government of India’s stake in state-owned enterprises.
During the period from 2002 to 2007, Mr. Chakraborty served as Director and subsequently as Joint Secretary, Ministry of Finance (Department of Expenditure). During this period, he appraised projects in the Infrastructure sector as well as looked after subsidies of the Government of India. He also updated and modernized the Government’s Financial & Procurement rules. Mr. Chakraborty has also discharged varied roles in the Gujarat State Government including heading the Finance Department as its Secretary. He was responsible for piloting the private sector investment legislation in the State. In the State government, he worked on the ground in both public governance and development areas.
Mr. Chakraborty has also served on the Board of the World Bank as alternate Governor as well as on the Central Board of Directors of the RBI. He was also the Chairman of the National Infrastructure Investment Fund (“NIIF”) and on the Board of many listed companies. Mr. Chakraborty was also the Chief Executive Officer and Managing Director of the Gujarat State Petroleum Corporation Limited group of companies as well as Gujarat State Fertilizers and Chemicals Limited. Mr. Chakraborty has published articles in reputed journals in the areas of public finance, risk sharing in infrastructure projects and gas infrastructure.
Mr. Chakraborty graduated with a bachelor’s degree in engineering (electronics & communication) from NIT Kurukshetra. He holds a diploma in business finance from the Institute of Chartered Financial Analysts of India, Hyderabad, and an MBA from the University of Hull in the United Kingdom.

Mr. Chakraborty is not a director in any other listed entity.
Mr. Chakraborty does not hold any shares in the Bank as of March 31, 2024.
Mr. M.D. Ranganath
, aged 62 years, is an Independent Director of the Bank, with over 32 years of experience in the global IT services and financial services industry. He is currently the Chairman of Catamaran Ventures. He was Chief Financial Officer of Infosys Limited, a globally listed corporation, until November 2018.
During his tenure of 18 years at Infosys, he was an integral part of the growth and transformation of Infosys and effectively played leadership roles in a wide spectrum of areas such as Strategy, Finance, M&A, Consulting, Risk Management and Corporate Planning, culminating in the role of Chief Financial Officer, and worked closely with the board of Infosys and its committees in formulating and executing its strategic priorities. In the years 2017 and 2018, Mr. Ranganath was the recipient of the Best CFO Asia award in the technology sector, by Institutional Investor publication, based on a poll of the buy side and sell side investor community.
Prior to Infosys, he worked at ICICI Limited and executed responsibilities in corporate credit, treasury, equity portfolio management and corporate planning.
Mr. Ranganath holds a post-graduate diploma in management (“PGDM”) from the Indian Institute of Management, Ahmedabad. He holds a master’s degree in technology from the Indian Institute of Technology, Madras and a bachelor’s degree in engineering from the University of Mysore. He is a member of CPA, Australia.
Mr. Ranganath on the board of the Indian Institute of Management, Bangalore. He is a member of the CII corporate governance council and GIFT City’s advisory committee on funds management.
Mr. Ranganath is not a director in any other listed entity.
Mr. Ranganath does not hold any shares in the Bank as on March 31, 2024.
Mr. Sandeep Parekh
, aged 52 years, is an Independent Director of the Bank. Mr. Parekh holds an LL.M. (Securities and Financial Regulations) degree from Georgetown University and an LL.B. degree from Delhi University. He is the managing partner of Finsec Law Advisors, a financial sector law firm based in Mumbai. He was an Executive Director at the Securities & Exchange Board of India from 2006 to 2008, heading the Enforcement and Legal Affairs departments. He is a visiting faculty at the Indian Institute of Management, Ahmedabad. He has worked for law firms in Delhi, Mumbai and Washington, D.C. Mr. Parekh focuses on securities regulations, investment regulations, private equity, corporate governance and financial regulations. He is admitted to practice law in New York. He was recognized by the World Economic Forum as a “Young Global Leader” in 2008. He was Chairman and member of various SEBI and RBI Committees and sub-Committees. He sits on the Advisory Committee of the School for Regulatory Studies & Supervision (“SRSS”) of the National Institute of Securities Market (“NISM”). He has published op-eds in the Financial Times and the Economic Times.
Mr. Parekh is not a director in any other listed entity.
Mr. Parekh does not hold any shares in the Bank as on March 31, 2024.
Dr. (Mrs.) Sunita Maheshwari
, aged 57 years, is an Independent Director of the Bank. She is a U.S. board-certified pediatric cardiologist who completed her MBBS at Osmania Medical College followed by post-graduate work at the All India Institute of Medical Sciences, in Delhi, and at Yale University in the United States. With over 30 years of experience, she has lived and worked in the United States and India. In addition to being a clinician, Dr. (Mrs.) Maheshwari is a medical entrepreneur and co-founder at: (a) Teleradiology Solutions Private Limited (India’s first and largest teleradiology company that has provided over 7 million diagnostic reports to patients and hospitals globally), (b) Telrad Tech Private Limited which builds AI enabled telehealth software and (c) RXDX Healthcare LLP—a chain of multi-specialty neighborhood clinics in Bangalore.
She has also incubated other start-up companies in the telehealth space such as HealtheMinds—a tele-counselling platform. She is active in the social arena in India where she runs two trust funds. ‘People4people’ has put up over 600 playgrounds in government schools and Telrad Foundation provides teleradiology and telemedicine services to poor areas in Asia that do not have access to high quality medical care. Her other interests include teaching; she has been running India’s e-teaching program for postgraduates in Pediatric Cardiology for over a decade. She is a Mentor in Residence for the Sustainable Health Initiative of the Yale Institute for Global Health where she and her husband have instituted the Kalyanpur-Maheshwari Endowment for Global Health Innovation. She is currently the President of the Pediatric Cardiac Society of India.
She has over 200 academic presentations and publications to her credit and is an inspirational speaker, having given over 200 lectures, including several TEDx talks. Dr. (Mrs.) Maheshwari is the recipient of several prestigious awards and honors including: WOW (Woman of Worth) 2019 award, Outlook Business; 50 most powerful women of India, March 2016; Amazing Indian award- Times Now 2014; Top 20 women Health care achievers in India, Modern Medicare 2009; Yale University- Outstanding Fellow Teacher of the Year Award, 1995, among others.

Dr. (Mrs.) Maheshwari is an Independent Director in Glaxosmithkline Pharmaceuticals Limited.
Dr. (Mrs.) Maheshwari does not hold any shares in the Bank as of March 31, 2024.
Mrs. Lily Vadera
, aged 63 years, is an Independent Director of the Bank. She holds a master’s degree in international relations and with over 33 years of experience in central banking, she retired as Executive Director from the RBI in October 2020. As the Executive Director of the RBI, she was in charge of the Department of Regulation (“DoR”) where she dealt with the regulatory framework for various entities in the financial sector, covering all categories of banks and nonbanking finance companies.
She was instrumental in putting in place a framework for a regulatory sandbox to provide an enabling environment for fintech players to foster innovation in financial services and played a significant role in the amalgamation of distressed banks. She represented the RBI and played an important role as a member of the Insolvency Law Committee set up by the Ministry of Corporate Affairs (“MCA”).
Mrs. Lily Vadera is not a director in any other listed entity.
Mrs. Lily Vadera does not hold any shares in the Bank as of March 31, 2024.
Dr. (Mr.) Harsh Kumar Bhanwala
, aged 62 years, is an Independent Director of the Bank. He joined as an Independent Director of the Bank on January 25, 2024.
Dr. (Mr.) Harsh Kumar Bhanwala is a Public Interest Director and Chairman of the Multi-Commodity Exchange of India Limited at present. He also holds directorships on the boards of Indian Institute of Management (“IIM”)—Rohtak, and Microfinance Institutions Network (“MFIN”- an SRO by the RBI). He is a member of the investment committee of a fund with Omnivore (a V.C. for funding Agri-tech start-up).
He was the Chairman of the National Bank for Agriculture and Rural Development (“NABARD”), the Apex Development Bank of the Country, from December 18, 2013, to May 27, 2020. He has been the Executive Director and later Chairman and Managing Director of Infrastructure Finance Company Ltd. (“IIFCL”). He has also been the Managing Director of the Delhi State Cooperative Bank. Recently, he also served as the Executive Chairman of a listed NBFC (Capital India Finance Limited).
He has a vast experience of more than 38 years in areas such as Board governance & management, Finance, Rural development, promoting & supporting sustainable agriculture, and supervision & development of Rural Cooperative Banks.
He headed the Technical Group appointed by the SEBI on the Social Stock Exchange (September 2020). He was a member of the Expert Committee on the Primary (Urban) Cooperative Banks of the RBI constituted after the amendment in the Banking Regulation Act 1949.
He has board experience with Deposit Insurance & Credit Guarantee Corporation (“DICGC”), the Institute of Rural Management Anand (“IRMA”), the National Institute of Bank Management (“NIBM”), and as an Independent Director on the boards of Bayer Crop Science and Arya Collateral Warehousing Services Private Limited. He has served as Vice Chairman of the Asia-Pacific Rural and Agricultural Credit Association (“APRACA”).
He earned a B.Sc. in Dairy Technology from the National Dairy Research Institute (“NDRI”), Karnal.
He holds a postgraduate degree in Management from IIM, Ahmedabad and holds a Ph.D. in Management. He has been awarded an honorary doctorate in Science by Tamil Nadu Agricultural University, Coimbatore, and the Indian Council of Agricultural Research-Central Institute of Fisheries Education, Mumbai.
Mr. Bhanwala holds 100 equity shares in the Bank as of March 31, 2024.
Mr. Keki M. Mistry
, aged 69 years, is a Non-Executive (Non-Independent) Director of the Bank. Mr. Mistry is a Fellow member of The Institute of Chartered Accountants of India. Mr. Mistry was the Vice Chairman and Chief Executive Officer of HDFC Limited with the amalgamation of HDFC Limited into the Bank, Mr. Mistry superannuated from HDFC Limited and has been appointed as a Non-Executive (Non-Independent) Director on the Board of the Bank with effect from June 30, 2023.
Mr. Mistry is the Non-Executive Chairman of HDFC ERGO. He is also a Non-Executive Director on the Board of HDFC Life and an Independent Director on the Board of Tata Consultancy Services Limited and The Great Eastern Shipping Company Limited. He is a Member of the Primary Market Advisory committee (“PMAC”) constituted by the SEBI.

Mr. Mistry is currently a member of the Expert Committee constituted by the SEBI for promoting ease of doing business and harmonization of the provisions of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 and the Listing Obligations and Disclosure Requirements (“LODR”) and is the Chairman of Working Group 1 of the Expert Committee.
Mr. Mistry is also a member of Standing Committee on Primary Markets, which has been constituted by the International Financial Services Centres Authority (“IFSCA”).
Mr. Mistry holds 1,284,386 equity shares in the Bank as of March 31, 2024.
Mrs. Renu Karnad
, aged 71 years, was Managing Director of HDFC Limited from 2010 until June 30, 2023. From July 1, 2023, she is appointed as the Non-Executive (Non-Independent) Director on the Board the Bank.
Mrs. Karnad is the Chairperson of GlaxoSmithKline Pharmaceuticals Limited and a Non-Executive Director on the boards of HDFC Asset Management Company Limited and HDFC ERGO General Insurance Company Limited and Independent Director of EIH Limited.
She holds a master’s degree in economics from the University of Delhi and a bachelor’s degree in law from the University of Mumbai. She is also a Parvin Fellow at the Woodrow Wilson School of Public and International Affairs of Princeton University in the United States. Mrs. Karnad has had to her credit, numerous awards, and accolades. Prominent among them was being featured in the list of ‘25 top non-banking women in finance’ by U.S. Banker magazine, and being listed by Wall Street Journal Asia as among the ‘Top Ten Powerful Women to Watch Out for in Asia’, as “Outstanding, Woman Business Leader” by CNBC-TV18 and among the 25 Most Influential Women Professionals in India by India Today.
Mrs. Karnad, holds 5,162,949 equity shares in the Bank as of March 31, 2024.
Mr. Sashidhar Jagdishan
, aged 59 years, is the Managing Director and Chief Executive Officer (“CEO”) of the Bank. Mr. Sashidhar Jagdishan has overall experience of 32 years. Mr. Jagdishan holds a degree in science with a specialization in physics, is a Chartered Accountant by profession and holds a master’s degree in economics of money, banking & finance from the University of Sheffield in the United Kingdom.
Mr. Jagdishan joined the Bank in 1996 as a manager in the finance function. He became Business Head—Finance in 1999 and was appointed as Chief Financial Officer in 2008. He played a critical role in supporting the growth trajectory of the Bank and led the finance function with a pivotal role in aligning the organization in achieving the strategic objectives over the years.
Prior to his appointment as Managing Director & Chief Executive Officer of the Bank, he was the Group Head of the Bank in addition to overseeing the functions of Finance, Human Resources, Legal & Secretarial, Administration, Infrastructure, Corporate Communications and Corporate Social Responsibility.
Mr. Jagdishan is not a director in any other listed entity.
Mr. Jagdishan holds 1,709,143 equity shares in the Bank as of March 31, 2024.
Mr. Kaizad Bharucha
, aged 58 years, is the Deputy Managing Director of the Bank with effect from April 19, 2023. A career banker with more than 35 years of experience, he has been associated with the Bank since 1995.
In his current position as Deputy Managing Director, he is responsible for Wholesale Banking covering areas of Corporate Banking, PSUs, Multinational Corporates, Capital & Commodities Markets, Financial Institutions, Custody, Mutual Funds, Global Capability Centre & Financial Sponsors coverage, Realty Business Finance, Corporate Social Responsibility (“CSR”) and Environmental, Social and Governance (“ESG”) functions.
Over the span of his tenure as the Bank’s Executive Director, his portfolio has also included Corporate Banking, Emerging Corporates Group, Business Banking, Healthcare Finance, Agri lending, Tractor Financing, Commercial Vehicle Finance, Commercial Equipment Finance, Infrastructure Finance, Department for Special Operations and Inclusive Banking Initiatives Group. Prior to that, as Group Head—Credit & Market Risk, he led the risk management activities at the Bank with respect to Credit Risk, Market Risk, Debt Management, Risk Intelligence and Control Functions.
Mr. Bharucha is also the Designated Director, Financial Intelligence Unit (“FIU”) and the Designated Director, Internal Ombudsman Committee. He represents the Bank in various interactions with regulators and government agencies.
Prior to joining HDFC Bank, he worked in SBI Commercial and International Bank.

Mr. Bharucha is a Non-Executive Director (Nominee of HDFC Bank) of HDFC Life Insurance Company Limited.
Mr. Bharucha holds 2,349,901 equity shares in the Bank as of March 31, 2024.
Mr. Bhavesh Zaveri
, aged 58 years, is an Executive Director of the Bank, with effect from April 19, 2023. He heads the Operations, Cash Management, ATM Product & Administration functions. Mr. Bhavesh Zaveri oversees Operations, Cash Management, ATM Product & Administration of HDFC Bank. In his current role, he is responsible for Business and Operations across the country and for creating and delivering a flawless operations execution capability across the diversified product suite of the Bank to the Corporate, MSME & Retail verticals including for Asset, for Liabilities and for Transaction Services of Payments & Cash Management, Trade Finance & Treasury, ATM Product & Administration. He has an overall experience of over 37 years and has headed the critical functions of Operations, Cash Management and Technology at the Bank
Mr. Zaveri joined the Bank in 1998 in the Operations function. He became Business Head—Wholesale Banking Operations in 2000 and was appointed as Group Head—Operations in 2009. He assumed additional responsibilities of the Information Technology function in 2015. In his previous role as Group Head—IT, he contributed to the digital transformation of the Bank by embracing technology to ensure operational efficiency resulting in improved customer experience across different product offerings of the Bank.
Mr. Zaveri has also participated in the RBI’s Internal Payments Council Meet and was part of the Umbrella Organization for Payments Committee of 2004 that led to the formation of National Payment Corporation of India (“NPCI”). He is the only elected Indian from India on the SWIFT Scrl Global Board, Brussels. He has been featured twice in the “Who’s Who in Treasury and Cash Management” by Global Trade Review. He has also been a member of various committees formed by the RBI and the Indian Banks’ Association. He also previously served on the Board of SWIFT SCRL Brussels, Swift India Domestic Services Private Limited, The Clearing Corporation of India Limited, National Payment Corporation of India Limited, Goods & Service Tax Network Limited, HDBFSL and HSL.
Prior to joining the Bank, Mr. Zaveri worked for Oman International Bank and Barclays Bank. He holds a Master’s Degree in Commerce from Mumbai University and is a Certified Associate of the Indian Institute of Bankers.
Mr. Zaveri is not a director in any other listed entity.
Mr. Zaveri holds 207,015 shares in the Bank as of March 31, 2024.
Mr. V. Srinivasa Rangan
, aged 64 years, was the Executive Director and Chief Financial Officer of HDFC Limited. Effective November 23, 2023, he is an Executive Director of the Bank. Mr. Rangan holds a bachelor’s degree in commerce from the University of Delhi and is an Associate of The Institute of Chartered Accountants of India (“ICAI”) qualified as a rank holder.
He is an expert in finance, accountancy, audit, economics, corporate governance, legal and regulatory compliance, risk management and strategic thinking. He has vast experience in housing finance and the real estate sector. Mr. Rangan has worked on international consulting assignments in housing finance in Ghana and the Maldives.
Mr. Rangan has been a member of various committees related to financial services such as the RBI’s Committee on Asset Securitisation and Mortgage Backed Securitisation, a Technical Group formed by National Housing Bank (“NHB”) for setting up of a Secondary Mortgage Market Institution in India, NHB’s Working Group on Covered Bonds and NHB’s Working Group on Credit Enhancement Mechanism. Mr. Rangan was conferred the “Best CFO in the Financial Sector for 2010” by ICAI. He was also honored with a “Lifetime Achievement Award” at the sixth edition of the Financial Express CFO Awards 2023.
Mr. Rangan is a Non-Executive Director (Nominee of the Bank) of HDFC AMC.
Mr. Rangan holds 1,627,698 equity shares in the Bank as of March 31, 2024.

Senior Management
Our senior management, as of March 31, 2024, comprised:

Name	Position	Age
Mr. Sashidhar Jagdishan	Managing Director and CEO	59
Mr. V. Srinivasa Rangan (1)	Executive Director	64
Mr. Kaizad Bharucha (2)	Deputy Managing Director	58
Mr. Ashish Parthasarthy	Head – Branch Banking, Infrastructure, Treasury and Virtual Channels	56
Ms. Ashima Bhat	Head – Virtual Relationship, Virtual Care, Virtual Sales Channels, BEU and Infrastructure	53
Mr. Arvind Kapil (3)	Head – Mortgage business (Home loan, LAP and HDFC Sales)	52
Mr. Arvind Vohra	Head – Retail Assets	52
Mr. Anjani Rathor	Chief Digital Experience Officer	51
Mr. Arup Rakshit	Head – Treasury	55
Mr. Rakesh Kumar Rajput	Chief Compliance Officer	54
Mr. Bhavesh Zaveri (4)	Executive Director; Head – Operations, ATM and Cash Management Product	58
Mr. Benjamin Frank (5)	Head – Wholesale Credit	59
Mr. Chakrapani Venkatachari	Head – Internal Audit and Quality Initiatives Group	60
Mr. Jimmy Tata	Chief Credit Officer	57
Mr. Nirav Shah	Head – Corporate Banking -Large Corporate Coverage, Multi-National Coverage Companies and Public Sector Coverage.	52
Mr. Parag Rao	Head – Payments, Liability Products, Consumer Finance & Marketing	58
Mr. Rakesh Singh	Head – Investment Banking, Private Banking, International Banking, Digital Ecosystems and Banking as a Service (“BaaS”)	55
Mr. Rahul Shukla (6)	Head – Commercial and Rural Banking	55
Mr. Ramesh Lakshminarayanan	Chief Information Officer – Tech and Digital	53
Mr. Raveesh Bhatia	Head – Emerging Corporates Group and Healthcare Finance	58
Ms. Smita Bhagat	Head – Retail Branch Banking I (East, North and Central India Region)	58
Mr. Srinivasan Vaidyanathan	Chief Financial Officer	60
Mr. S. Sampath Kumar	Head – Retail Branch Banking II (West, Gujarat and South Region)	51
Mr. Sanmoy Chakrabarti	Chief Risk Officer	48
Mr. Vinay Razdan	Chief Human Resources Officer	57
Mr. Abhijit Singh	Head - Banking as a Service (“BaaS”), Digital Ecosystem Banking and International Banking	52
Mr. Prashant Ramesh Mehra	Head - Retail Debt & Portfolio Management and Credit Intelligence & Control (“CIC”)	52
Mr. Sumant Vinay Rampal (3)	Head - Business Banking Working Capital, Rural Banking Group and Sustainable Livelihood Initiative
Mr. Ravi Santhanam	Head - Chief Marketing Officer and Head – Direct to Consumer Business	54
Mr. Sundaresan M	Head - Retail Credit Strategy & Control	52
Mr. Sudhir Kumar Jha	Head and Group General Counsel	57
Mr. Tushar Vikram (7)	Head - Investment Banking Group	52
Mr. Vinayak Ravindra Mavinkurve	Head - Realty Business Finance	54

Note:
(1)
Mr. V. Srinivasa Rangan was appointed as an Executive Director of the Bank for a period of three years from November 23, 2023 up to November 22, 2026 (both days inclusive), liable to retire by rotation and the same was approved by the RBI and subsequently by the shareholders of the Bank through Postal Ballot on January 09, 2024.

(2)
Mr. Kaizad Bharucha, formerly an Executive Director of the Bank, was re-designated as the Deputy Managing Director of the Bank for a period of three years with effect from April 19, 2023. The same was approved by the RBI and subsequently by the shareholders of the Bank through Postal Ballot on June 11, 2023.

(3)
Mr. Arvind Kapil resigned from the services of the Bank effective from April 26, 2024 being his last working day. Mr. Sumant Vinay Rampal assumed charge of Mr. Arvind Kapil’s portfolio (with respect to the Mortgage business (Home loan, LAP and HDFC Sales)), with effect from April 1, 2024.

(4)
Mr. Bhavesh Zaveri was appointed as an Executive Director of the Bank for a period of three years with effect from April 19, 2023. The same was approved by the RBI and subsequently by the shareholders of the Bank through Postal Ballot on June 11, 2023.

(5)	Mr. Benjamin Frank superannuated on June 30, 2024. Mr. Sanjiv Bhuyan, who was reporting to Mr. Benjamin Frank, has replaced him.
(6)
Mr. Rahul Shukla besides his current portfolio (with respect to Commercial and Rural Banking) also handles Mr. Sumant Vinay Rampal’s previous portfolio (with respect to Business Banking Working Capital, Rural Banking Group and Sustainable Livelihood Initiative).

(7)	Mr. Tushar Vikram resigned from the services of the Bank effective from May 10, 2024 being his last working day.
Mr. Ashish Parthasarthy
is the Head of Branch Banking, Infrastructure, Treasury and Virtual Channels. He holds a bachelor’s degree in engineering from the National Institute of Technology, Karnataka (“NIT-K”) and a postgraduate diploma in management from the Indian Institute of Management, Bangalore (“IIM-B”). He has over 34 years of experience in banking, with particular expertise in the interest rate and currency markets.

Ms. Ashima Bhat
is the Head of Virtual Relationship, Virtual Care, Virtual Sales Channels, BEU and Infrastructure functions at the Bank. In her current role, she is responsible for enhancing the Bank’s ability to provide relationship management services to a wide customer base, through virtual means. Prior to this, Ms. Bhat headed the Bank’s Business Finance & Strategy, Environmental, Social and Governance (“ESG”), Corporate Social Responsibility (“CSR”) and Infrastructure and Administration functions. She led the team that created the Bank’s roadmap for ESG initiatives and drove its implementation. Ms. Ashima Bhat has been with the Bank since its inception in 1994 and has been an integral part of its growth story. In her 29 years long journey with the Bank, she has had diverse roles. In her earlier roles, she was the head of Emerging Corporates Group, Infrastructure Finance and Healthcare. Prior to this, she led Supply Chain Management and Corporate Banking – West.
Mr. Arvind Vohra
is Head of Retail Assets at HDFC Bank. In addition, he is a member of HSL’s Board of Directors. Mr. Vohra joined the Bank in 2018 as country head of the retail branch banking, trade and forex business, encompassing retail liabilities franchise, retail and business assets origination, while focusing on key priorities of customer acquisition, holistic customer life cycle management, analytics driven insightful customer conversations and customer experience excellence through the simplification and digitization of consumer journeys. Prior to joining the Bank, in a career spanning over two and a half decades, Mr. Vohra worked with consumer centric categories across the banking, telecommunications and consumer sectors, and worked for Vodafone, Philips, and Standard Chartered Bank, where he held business leadership positions and led large teams and scaling businesses. Mr. Vohra is an engineer by education, and completed an MBA from Xavier Institute of Management, Bhubaneswar, in 1995, and a senior leadership program at London Business School, in 2015.
Mr. Anjani Rathor
is the Chief Digital Experience Officer. He holds a postgraduate diploma from IIM Calcutta and a bachelor’s degree in technology from IIT Kharagpur. He has over 26 years of experience across telecom, aviation, consulting and financial services in companies such as Airtel, Boeing, Accenture and CitiCorp. He joined the Bank in February 2020.
Mr. Arup Rakshit
is the Head of Treasury at HDFC Bank and is responsible for the ALM, Trading and Customer Business for FX and Interest Rates, Bullion, Bond Sales & Distribution. Additionally, he is responsible for the GIFT City branch. He joined the Bank in 2006 and held leadership roles at Treasury Sales before becoming the Head of Treasury. Prior to joining HDFC Bank, he worked with Deutsche Bank and ABN AMRO, where he was in charge of treasury. He holds a bachelor’s degree in technology from Indian Institute of Technology, Banaras Hindu University, Varanasi, and an MBA from IIM Calcutta.
Mr. Rakesh Kumar Rajput
is the Chief Compliance Officer (“CCO”) at the Bank since October 2023. He has also been designated as Group Chief Compliance Officer (“GCCO”) having overall responsibility for developing and maintaining the Group Compliance Policy, maintaining oversight of the activities of the Compliance Function of Group Entities, and Compliance Risk Management Framework across the Group. In his role as Chief Compliance Officer of the Bank, he is responsible for the design and maintenance of the Bank’s compliance framework, ensuring the effectiveness and integrity of the compliance process with appropriate and detailed monitoring of the adherence to the Bank’s Compliance Policy, its minimum standards and the applicable legal and regulatory standards in the Bank. As CCO, Mr. Rajput is responsible for: (i) ensuring that the compliance framework encompasses the compliance risk management processes and tools that must be used by HDFC Bank’s businesses, management and compliance functionaries, to manage the compliance risks emanating from their respective businesses, products and operations; and (ii) giving adequate assurance on compliance risk management to the Audit Committee, the Board of Directors and the Managing Director and CEO of the Bank. Mr. Rajput joined the Bank in May 2022 and worked in the Compliance function as Deputy Chief Compliance Officer before becoming the CCO of the Bank. He has 30 years of experience, of which 26 years were with the RBI. During his stint with the RBI, he worked in the Department of Banking Supervision, the Financial Inclusion and Development Department, the Department of Information Technology and the Administration & Personnel Department. In his last assignment with the RBI, he held the position of General Manager, Department of Banking Supervision in Mumbai. Mr. Rajput holds a bachelor of science (with honors), is a Certified Associate of the Indian Institute of Bankers, and holds an advanced diploma in business management.
Mr. Benjamin Frank
was the Head of Wholesale Credit
–
Corporate Banking, Financial Sector, Project Finance, Real Estate Finance, Supply Chain and Overseas until June 30, 2024. He holds a bachelor’s degree in science from the University of Madras and an MBA from ICFAI University, and he is a Certified Financial Risk Manager from the Global Association of Risk Professionals. He has over 37 years of experience in the banking industry across branch banking, international banking, corporate banking and credit risk management. He previously worked at IDBI Bank and State Bank of India. He joined the Bank in April 2004. Effective July 1, 2024, his former report, Mr. Sanjiv Bhuyan, has replaced him.
Mr. Chakrapani Venkatachari
is the Head of Internal Audit and Quality Initiatives Group. He holds a bachelor’s degree in commerce from Mumbai University, is an Associate Member of the Institute of Company Secretaries of India, a Certified Associate of the Indian Institute of Bankers and a Certified Information System Auditor. He has over 40 years of banking experience, having worked with the Bank of Baroda and Standard Chartered Bank prior to joining the Bank in 1994.
Mr. Jimmy Tata
is the Chief Credit Officer. He holds a master’s degree in financial management from the Jamnalal Bajaj Institute of Management and is a qualified Chartered Financial Analyst of India. Mr. Tata has been with the Bank since 1994 and has over 35 years of broad experience across the banking and financial sector. Mr. Tata commenced his career in 1987 as a consultant at Strategic Consultants Pvt Ltd. In 1989, he joined Apple Industries Ltd. and the last position he held was Head of the Wholesale Leasing and Hire Purchase Division. He joined the Bank in 1994 as a Relationship Manager in the Corporate Banking Department, and over the years was promoted to the Head of the Corporate Banking Department. In June 2013 he was appointed as Chief Risk Officer, and today is the Chief Credit Officer of the Bank. In addition, Mr. Tata is a Director on the Board of the International Asset Reconstruction Co. Pvt. Ltd (the “IARC”), HDBFSL and a Trustee on the HDB Employees Welfare Trust.

Mr. Nirav Shah
is the Head of Corporate Banking—Large Corporate Coverage, Multi-National Coverages Companies and Public Sector Coverage. He has over 28 years of experience, 24 years of which have been with the Bank. He joined the Bank in 1999 as a Relationship Manager and, in just over a decade, went on to head businesses such as the Emerging Corporates Group, Infrastructure Finance Group, Rural Banking Group, and Transportation Finance, before taking up his current role in 2020. This is his second role with the Corporate Bank. In his earlier role in 2011, he was Western Region Head, during which he was responsible in Finance for acquiring and developing several large corporate relationships. He holds a bachelor’s degree in commerce and a Master of Management Studies (“MMS”) in finance from Mumbai University.
Mr. Parag Rao
is the Head of Payments, Liability Products, Consumer Finance & Marketing. He holds a master’s degree in management studies from S.P. Jain Institute of Management at Mumbai University and a bachelor’s degree in engineering from the Regional Engineering College in Jamshedpur. He has over 30 years of professional experience in “fast-moving consumer goods” (“FMCG”) companies, such as Cadbury’s, Hindustan Unilever and Pepsico India. He joined the Bank from IBM Global Services in April 2002.
Mr. Rakesh Singh
is the Head of Investment Banking, Private Banking, International Banking, Digital Ecosystems and Banking as a Service (“BaaS”). He holds an MBA from the Institute of Management Technology, Ghaziabad and has over 30 years of experience in the financial sector. Prior to joining HDFC Bank, he worked at Rothschild, Morgan Stanley, DSP Merrill Lynch, Standard Chartered Bank and ANZ Investment Bank. He also serves as a trustee on the board of Society for Nutrition, Education and Health Action and as a nominee director on the board of National Asset Reconstruction Company Limited.
Mr. Rahul Shukla
is the Head of Commercial and Rural Banking. Effective April 1, 2024, Mr. Shukla also handles the Business Banking Working Capital, Rural Banking Group and Sustainable Livelihood Initiative previously covered by Mr. Sumant Vinay Rampal at the Bank. He holds a bachelor’s degree in technology from IIT Varanasi and an MBA from IIM, Bangalore. He has over 30 years of banking experience, and joined the Bank from Citibank in March 2018.
Mr. Ramesh Lakshminarayanan
is the Chief Information Officer (“CIO”) – Tech and Digital at the Bank and he is responsible for taking the Bank’s technological transformation journey to the next level. His role cuts across verticals at the Bank. He is responsible for technology strategy, strengthening foundational technology, enhancing the digital capabilities and harnessing new age artificial intelligence and machine learning technology solutions for the Bank. Ramesh joins the bank from CRISIL, where he spent three years as Chief Technology and Information Officer. In this role, he was responsible for the transformation of CRISIL’s business by leveraging technology, data and analytics. Prior to joining CRISIL, he worked at a big data and analytics start up, Pregmatix Services Pvt Ltd., that he co-founded and was acquired by CRISIL in 2017. Mr. Lakshminarayanan is an industry veteran with over 25 years of experience. He has held leadership positions within organizations such as Citibank, ABN AMRO Bank and Kotak Mahindra Group. Mr. Lakshminarayanan holds a bachelor’s degree in physics from Mumbai University and an MBA from the University of Pune.
Mr. Raveesh K. Bhatia
is the Head of Emerging Corporates Group and Healthcare Finance. In his current role, he is responsible for extending the wide range of the Bank’s products and services to the mid-market segment and healthcare segment. Prior to his current role, he served as the Head for Corporate Banking—North & PSU Coverage. Mr. Bhatia joined HDFC Bank in 2009 and during his stint with the Bank, he has been instrumental in growing the North franchise in PSUs and large corporates. In the last three years he has spearheaded the growth in the mid-market business across India. He has over three decades of work experience. Prior to joining HDFC Bank, he worked with international banks such as ABN AMRO Bank, BNP Paribas and Standard Chartered Bank and did consulting for SB Billimoria. Mr. Bhatia holds an MBA from IIM Ahmedabad.
Ms. Smita Bhagat
is the Head of Retail Branch Banking I (East, North and Central India Region). She holds bachelor’s degrees in arts, economics and statistics, a master’s degree of commerce in financial management, and an MBA from the University of Rajasthan. She has more than 30 years of experience in banking, and joined the Bank from ICICI Bank in 1999.
Mr. Srinivasan Vaidyanathan
is the Chief Financial Officer. He is a commerce graduate, a Fellow of the Institute of Chartered Accountants of India, a Fellow of the Institute of Cost Accountants of India, a Fellow of the Association of International Accountants, United Kingdom, a member of CMA, United States, and he has a master’s degree in business administration. He has over 30 years of experience in the financial services industry. He joined the Bank from Citigroup in 2018.
Mr. S. Sampath Kumar
is the Head of Retail Branch Banking II (West, Gujarat and South Region). He has over 29 years of experience and is an alumnus of the University of Madras, Tamil Nadu.
Mr. Sanmoy Chakrabarti
is the Chief Risk Officer. He is responsible for determining the comprehensive risk profile (covering, among others, credit risk, market risk, operational risk, liquidity risk and IT risk) across various banking segments. He joined the Bank in 2010 and worked in various senior risk management positions before becoming Chief Risk Officer. Prior to joining the Bank, Mr. Chakrabarti worked at ICICI Bank in India, at Citibank in India, Bangladesh, Hong Kong and China, and at Bank Danamon in Indonesia. Mr. Chakrabarti is a member of the IBA Standing Committee on Risk Management and Basel Implementation. He holds a master’s degree in quantitative economics from the Indian Statistical Institute.

Mr. Vinay Razdan
is the Chief Human Resources Officer. He is an alumnus of Delhi University and holds a postgraduate qualification in personnel management and industrial relations from XLRI, Jamshedpur. Mr. Razdan has over 35 years of experience in different roles within the human resources function (out of which more than 18 years have been as chief experience officer across different industries) and has worked across several geographies and industry segments. He has held leadership positions with leading organizations in the FMCG, IT Services and Telecommunication sectors. He joined the Bank in September 2018.
Mr. Abhijit Singh
is the Head of Banking as a service (BaaS), Digital Ecosystem Banking and International Banking. Mr. Abhijit Singh joined from HDFC Limited, where he was a member of Executive Management and Chief Information Technology & Digital Officer. He has an MBA in Finance from Jamnalal Bajaj Institute of Management Studies, Mumbai, India and holds a bachelor’s degree in engineering from the University of Mumbai. He was the Chief Operating Officer (“COO”) and Chief Technology Officer (“CTO”) at OakNorth Bank, London. Before OakNorth, he worked with ICICI Bank in various senior positions, including Head – Technology Group. He has international banking experience through his stints at RBS, ANZ, and ABN AMRO Bank. Mr. Singh is a veteran in Banking technology, emerging technology and fintech with over 25 years of extensive background in product development, large-scale digital transformation, project execution and running of Operations of a digital bank. In a career spanning multiple countries, he has worked alongside diverse internal teams and partners across European MNC Banks, large Indian Private Sector Banks and a UK Challenger Bank. He has done pioneering work in emerging technologies like blockchain and aiding in large organizations’ digital transformation.
Mr. Prashant Ramesh Mehra
is the Head – Retail Debt & Portfolio Management and Credit Intelligence & Control (“CIC”) at HDFC Bank. In this role, he is responsible for ensuring the portfolio quality, debt management and NPA control for the retail lending product segments of the Bank (Vehicle loans, Unsecured loans, Mortgages, Cards, Agriculture & Microfinance). Additionally, Mr. Mehra also oversees the fraud management framework across the various asset and liability products and ensures adequate controls that lead to better predictive as well as preventive fraud control for the Bank. Mr. Mehra has been with the Bank since December 1998 and has since managed various roles in the Credit function to ensure a robust lending architecture is in place. He has been with the credit division of the Bank since its foray into the retail lending business. He holds a bachelor’s degree in production engineering and an MBA from Mumbai University and he started his career with Mahindra and Mahindra, Auto Motive division, before moving to GE Countrywide and, after a stint of two and a half years there, joining HDFC Bank in 1998.
Mr. Sumant Vinay Rampal
was, until March 31, 2024, Head—Business Banking Working Capital, Rural Banking Group and Sustainable Livelihood Initiative at HDFC Bank. Each of these three verticals is a high growth segment for the Bank. Under his leadership, HDFC Bank was acknowledged as the Best SME Bank by SIDBI for 2019-2020, by Asia Money 2021-22, Euro Money 2021-22 and Asia Money 2022-23. HDFC Bank is the largest banking service provider in this space. Effective April 1, 2024, Mr. Rampal also assumed charge of the Mortgage business portfolio (Home loan, LAP and HDFC Sales). Mr. Rampal has been a Corporate and Wholesale banker throughout his two-decade career with the Bank. He joined HDFC Bank in 1999 as a Relationship Manager in the Corporate Banking division. He managed some of the leading Indian and MNC corporates before moving to the Mid-Market Group as Regional Head – West. He contributed significantly towards building the Mid-Market Business vertical and was also involved in its digitization process. Mr. Rampal is an alumnus of the Symbosis Institute of International Business.
Mr. Ravi Santhanam
is Head and Chief Marketing Officer and Head – Direct to Consumer Business at HDFC Bank. He is responsible for driving the digital origination and fulfillment of all Bank products and all Direct to Consumer products of the Bank. He has played a key role in establishing the customer centricity practice at HDFC Bank by setting up the NPS system across the Bank. Mr. Santhanam has previously led Liability Products and Managed Programs as well as Corporate Communications at the Bank. Prior to HDFC Bank, Mr. Santhanam worked with Vodafone as Business Head for the Uttar Pradesh market. In 2013, he was given the responsibility to lead the new business vertical of Data, Devices, and Content & Innovation in Mumbai. He has also worked with Reliance Communications, ICICI Bank and PowerGen in leadership roles, spanning across Strategy, M&A and Business. He was the only CMO from India to be featured in the top 50 list of Forbes “The World’s Most Influential CMOs 2020”. He has over 28 years of experience. Mr. Santhanam has a mechanical engineering degree from Anna University and is also an alumnus of Indian Institute of Management Calcutta and Harvard Business School.
Mr. Sundaresan M.
is the Group Head of Retail Credit Strategy & Control at the Bank and is a seasoned leader with a rich experience spanning 28 years in the retail financial services sector. He embarked on his journey with the Bank in 2002, playing a crucial role in the inception of the Credit Card division. His expertise extends to areas of Retail Risk Management, encompassing policy formulation, underwriting, and strategic process planning, contributing significantly to the robust growth and quality of the Bank’s retail assets and payment services. An alumnus of PSG Tech, Coimbatore with a degree in Mechanical Engineering, Mr. Sundaresan enhanced his management acumen at IIM-Lucknow and further at Harvard Business School through an Executive Leadership Program. Before his tenure at the Bank, he worked with the retail business of GE Capital, India.
Mr. Sudhir Kumar Jha
is the Head and Group General Counsel of HDFC Bank. He is a corporate lawyer, being a qualified lawyer from Campus Law Center, University of Delhi and with a specialization training in International Trade and Finance from Oxford University and a master’s degree in Financial Management from Jamnalal Bajaj Institute of Management Studies (“JBIMS”), Mumbai University. Currently he is pursuing doctorate research in finance with interdisciplinary interplay of Law and Economics from XLRI, Jamshedpur. He is a corporate lawyer with varied experience in the field of manufacturing, NBFC, banking, insurance, asset reconstruction and real estate sectors. He has been ranked as one of the top 100 general counsels in India by Legal 500 UK and was also a recipient of Star Echelon Award 2017 in the Indian Leadership Award 2017 and BW Legal World Top 100 General Counsel 2022-23.

In addition to handling Structured products / Securitisation, MNAs he has also been a Working Group Member for framing the SARFAESI Act and was deputed for setting up the first Asset Reconstruction Company of India (“ARC”) in the year 2000; a part of group drafting and finalizing detailed RBI Regulations with regard to Takeover and Control by ARCs, a part of the RBI Working Group for re-evaluating securities laws relating to movable and immovable properties, a part of the Advisory Group for advising and finalizing of Company Regulations implemented by the Competition Commission of India (“CCI”), of assistance to ARCs under advice made of the Board of CCI with regard to advocacy, Competition Rules, Securitization, the IT sector and Sports laws, and a visiting member of faculty for the Executive Education Program of XLRI, Jamshedpur, in the area of corporate governance, the Xaviers Institute Management of Research, Mumbai, for business laws and financial regulations and the JBIMS, Mumbai, for the MHRDM program in “Building a Learning Organization”.
Mr. Vinayak R. Mavinkurve
is the Head of Realty Business Finance. Mr. Mavinkurve joined HDFC Limited in May 2019. In his most recent role, he was a member of Executive Management, responsible for the Real Estate Lending, Corporate Lending, and Stressed Asset book as well as the Proprietary Investment book of the company. As Credit Forum member and head of the department, he worked closely with branches to enable fresh loan approvals, monitor business targets, work on key policies, and help transition from NHB regulation to RBI regulation. He has been actively involved in engagement with the RBI at the time of the RBI issuance of the HFC regulation. Mr. Mavinkurve began his career at IFCI Limited in 1994 as an Industrial Finance Officer. He later joined IDFC Limited as an Assistant Vice President in 1998 and worked there until 2015 where his last role was Group Head – Project Finance. In May 2015, he transitioned to IDFC Bank Limited and was a Co-Head—Client Coverage until December 2018. He has over 29 years of experience. Mr. Mavinkurve holds a B.Tech degree in Electrical Engineering from VJTI, Mumbai and an MMS degree from NMIMS, Mumbai.
Corporate Governance
Audit Committee
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
As of March 31, 2024, the Audit Committee consisted of Mr. M. D. Ranganath (Chairman), Mrs. Lily Vadera and Dr. (Mr.) Harsh Kumar Bhanwala, all of whom are Independent Directors. Mr. M. D. Ranganath and Dr. (Mr.) Harsh Kumar Bhanwala are members of the Audit Committee with financial expertise. The Audit Committee met 18 times during fiscal year 2024.
With the completion of their respective tenures as Independent Directors of the Bank, Mr. Sanjiv Sachar and Mr. Umesh Chandra Sarangi ceased to be members of the Audit Committee with effect from the close of business hours on July 20, 2023, and February 29, 2024, respectively. During the year, Mrs. Lily Vadera and Dr. (Mr.) Harsh Kumar Bhanwala were inducted as members of the Audit Committee with effect from July 8, 2023 and February 16, 2024, respectively.
Nomination and Remuneration Committee
The terms of reference of the Nomination and Remuneration Committee (“NRC”) include:

a.
scrutinizing the nominations of the directors with reference to their qualifications and experience, for identifying ‘Fit and Proper’ persons, assessing competency of the persons and reviewing compensation levels of the Bank’s employees vis-à-vis other banks and the banking industry in general. The NRC has formulated a Policy for Appointment and Fit and Proper Criteria of Directors, which inter alia provides for criteria to assess the competency of the persons nominated, which includes academic qualifications, previous experience, track record and integrity of the candidates. To assess integrity and suitability, features like criminal records, financial position, civil actions undertaken to pursue personal debts, refusal of admission to and expulsion from professional bodies, sanctions applied by regulators or similar bodies and previous questionable business practices are considered.

b.
formulating criteria for evaluation of performance of individual directors including independent directors, the Board of Directors and its Committees. The criteria for evaluation of performance of directors (including independent directors) include personal attributes such as attendance at meetings, communication skills, leadership skills and adaptability and professional attributes such as understanding of the Bank’s core business and strategic objectives, industry knowledge, independent judgment, adherence to the Bank’s Code of Conduct, Ethics and Values, among others.

c.	carrying out any other function as is mandated by the Board from time to time and / or enforced by any statutory notification, amendment or modification, as may be applicable.
As of March 31, 2024, the NRC consisted of Dr. (Mr.) Harsh Kumar Bhanwala, Mr. Atanu Chakraborty, Mr. Sandeep Parekh and Mr. M. D. Ranganath. All members of the NRC are Independent Directors. The NRC met 18 times during fiscal year 2024.
Mr. Sanjiv Sachar ceased to be a Chairman and Member of the NRC with effect from close of business hours on July 20, 2023. Subsequently, Mr. Umesh Chandra Sarangi was appointed as a Chairman of the NRC with effect from July 28, 2023 and ceased to be a Chairman and Member of the NRC with effect from the close of business hours on February 29, 2024. Dr. (Mr.) Harsh Kumar Bhanwala was inducted as a member of the NRC with effect from February 16, 2024 and he chaired the NRC meeting held on March 28, 2024.
Stakeholders’ Relationship Committee (“SRC”)
The SRC approves and monitors transmission, splitting and consolidation of shares and considers requests for dematerialization of shares. Allotment of shares to the employees on exercise of stock options granted under the various Employees Stock Option Schemes which are made in terms of the powers delegated by the Board in this regard, are placed before the SRC for ratification. The SRC also monitors redressal of grievances from shareholders relating to transfer of shares, non-receipt of Annual Report, dividends, etc.
SRC also oversees the various aspects of interests of all stakeholders including shareholders and other security holders.
The powers to approve share transfers and dematerialization requests have been delegated to executives of the Bank to avoid delays that may arise due to non-availability of the members of the SRC. During fiscal year 2024, Mr. Santosh Haldankar, Company Secretary of the Bank, was the Compliance Officer responsible for expediting the share transfer, transmission and deletion formalities.
As of March 31, 2024, the SRC consisted of Mr. Keki Mistry (Chairman), Mr. Sandeep Parekh, Mrs. Renu Karnad, Mr. Kaizad Bharucha and Mrs. Lily Vadera. The SRC met four times during fiscal year 2024.
Mr. Umesh Chandra Sarangi ceased to be a Chairman with effect from July 28, 2023 and ceased to be a Member of the SRC with effect from the close of business hours on February 29, 2024. Mr. Keki Mistry was inducted as a Member and Chairman of the SRC with effect from July 28, 2023.
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
The RPMC monitors the compliance of risk parameters and aggregate exposures with the risk appetite set by the Board. It ensures that frameworks are established for assessing and managing various risks faced by the Bank, systems are developed to relate risk to the Bank’s capital level, and methods are in place for monitoring compliance with internal risk management policies and processes. The RPMC ensures that the Bank has a suitable framework for risk management and oversees the implementation of the risk management policy.
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
As of March 31, 2024, the RPMC consisted of Mrs. Lily Vadera (Chairperson), Mr. Atanu Chakraborty, Mr. M.D. Ranganath, Mr. Sandeep Parekh, Mrs. Renu Karnad and Mr. Sashidhar Jagdishan. The RPMC met 10 times during fiscal year 2024.
With the completion of his tenure as an Independent Director of the Bank, Mr. Sanjiv Sachar ceased to be a member of the RPMC with effect from the close of business hours on July 20, 2023.

Credit Approval Committee
The Credit Approval Committee considers credit risk appetite proposals to the customers of the Bank within such authority as delegated to it by the Board from time to time. This facilitates quick response to the needs of the customers and timely disbursement of loans. As of March 31, 2024, the Credit Approval Committee consisted of Mr. Sandeep Parekh, Mr. Kaizad Bharucha and Mrs. Renu Karnad. The Credit Approval Committee met 28 times during fiscal year 2024.
Premises Committee
The Premises Committee approves purchases and leasing of land parcels for proposed buildings and premises for the use of the Bank’s branches, back offices, ATMs, residential training center(s), currency chests, guest houses (including relocation and renewals) and of residential premises for Bank employees in accordance with the guidelines laid down by the Board from time to time. As of March 31, 2024, the Premises Committee consisted of Mrs. Renu Karnad (Chairperson), Mr. Sandeep Parekh and Dr. (Mrs.) Sunita Maheshwari. The Premises Committee met five times during fiscal year 2024.
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
As of March 31, 2024, the FMC consisted of Dr. (Mr.) Harsh Kumar Bhanwala (Chairman), Mrs. Lily Vadera, Mrs. Renu Karnad, Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha. The FMC met four times during fiscal year 2024.
With the completion of his tenures as an Independent Director of the Bank, Mr. Sanjiv Sachar ceased to be a member of the FMC with effect from the close of business hours on July 20, 2023. Mr. Umesh Chandra Sarangi ceased to be the Chairman and a member of the FMC with effect from on February 16, 2024. Mrs. Lily Vadera was inducted as a member of the FMC with effect from July 8, 2023. Dr. (Mr.) Harsh Kumar Bhanwala was inducted as the Chairman and a member of the FMC with effect from February 16, 2024.
Customer Service Committee (“CSC”)
The CSC has been constituted to monitor and bring about continuous improvements in the quality of services rendered to the Bank’s customers and ensure implementation of directives received from the RBI in this regard. The terms of reference of the CSC are to formulate a comprehensive deposit policy incorporating the issues arising out of the demise of a depositor for the operation of his account, the product approval process, annual survey of depositor satisfaction and the triennial audit of such services. The CSC also oversees the functioning of the Standing Committee on Customer Service, and brings out innovative measures for enhancing the customer experience and quality of customer service thereby enhancing the customer satisfaction level across all categories of clientele, at all times.
As of March 31, 2024, the CSC consisted of Mr. Sandeep Parekh, Dr. (Mrs.) Sunita Maheshwari, Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha. The CSC met four times during fiscal year 2024.
Mr. Umesh Chandra Sarangi ceased to be the Chairman and a Member of the CSC and Mr. Atanu Chakraborty ceased to be a Member of the CSC, in each case with effect from February 16, 2024.

Corporate Social Responsibility & ESG (“CSR & ESG”) Committee
The CSR & ESG Committee of the Board has been constituted to identify, execute and monitor CSR projects and assist the Board and the Bank in fulfilling its corporate social responsibility objectives and achieving the desired objectives results. The CSR & ESG Committee also ensures legal and regulatory compliance from a CSR perspective and reporting as well as communication to all the stakeholders on the Bank’s CSR initiatives.
The terms of reference of the CSR & ESG Committee are:

•	To formulate the Bank’s CSR and ESG Strategy, Policy and Goals and recommend to the Board, the CSR Annual Action Plan

•	To identify the areas of CSR activities and recommend to the Board the amount of CSR expenditure

•	To monitor the Bank’s CSR policy and performance

•	To review the CSR projects / initiatives from time to time

•	To ensure legal and regulatory compliance from a CSR viewpoint

•	To ensure reporting and communication and appropriate disclosures to the Bank’s stakeholders on the Bank’s CSR projects/initiatives

•	To monitor the Bank’s ESG Framework, strategy, goals and disclosures
As of March 31, 2024, the CSR & ESG Committee consisted of Dr. (Mrs.) Sunita Maheshwari (Chairperson), Mrs. Renu Karnad and Mr. Kaizad Bharucha. The CSR & ESG Committee met four times during fiscal year 2024.
With the completion of his tenure as an Independent Director of the Bank, Mr. Sanjiv Sachar ceased to be a member of the CSR & ESG Committee with effect from the close of business hours on July 20, 2023.
IT Strategy Committee
The Bank has in place an IT Strategy Committee to look into various technology related aspects. The functions of the IT Strategy Committee are to formulate the IT strategy and related policy documents, ensure that the IT strategy is aligned with the business strategy, and review IT risks, etc.
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

•
Reviewing and exploring new opportunities for increasing the digital transactions of the Bank from time to time and giving the necessary directions in implementing and improving the high level of digitalization in the Bank;

•	Reviewing the digital banking strategy of the Bank as and when required thereby providing guidance on focus areas;

•	Reviewing the progress made on the initiatives relating to digital banking covering performance initiatives as determined by the Board of Directors and the Government of India from time to time;

•	Reviewing customer services rendered on digital platforms from time to time; and

•	Any other terms of reference as may be specified by the Government of India, regulatory authorities, the Indian Banks’ Association or others from time to time.
As of March 31, 2024, the IT Strategy Committee consisted of, Dr. (Mrs.) Sunita Maheshwari, Mr. Atanu Chakraborty, Mr. M.D. Ranganath, Mr. Sashidhar Jagdishan, and Prof. H. Krishmurthy (external IT consultant). The IT Strategy Committee met seven times during fiscal year 2024.

Review Committee for Willful Defaulters’ Identification
The Board has constituted a Review Committee for Willful Defaulters’ Identification to review the orders passed by the Committee of Executives for Identification of Wilful Defaulters and provide the final decision with regard to identified willful defaulters and any other matters as may be decided by the Board from time to time.
As of March 31, 2024, the Review Committee for Willful Defaulters’ Identification consisted of Mr. Sashidhar Jagdishan (Chairman), Mr. M.D. Ranganath, Mr. Sandeep Parekh, and Mr. Kaizad Bharucha. No meetings of the Review Committee for Willful Defaulters’ Identification were held during fiscal year 2024.
With the completion of his tenure as an Independent Director of the Bank, Mr. Umesh Chandra Sarangi ceased to be a member of the Review Committee for Willful Defaulters’ Identification with effect from the close of business hours on February 29, 2024.
Review Committee for Non-Cooperative Borrowers
The Board has constituted a Review Committee to review matters related to non-cooperative borrowers, which are handled by the Internal Committee of Executives appointed for this purpose and any other matters as may be decided by the Board from time to time.
As of March 31, 2024, the Review Committee for Non-Cooperative Borrowers consisted of Mr. Sashidhar Jagdishan (Chairman), Mr. M.D. Ranganath, Mr. Sandeep Parekh, and Mr. Kaizad Bharucha. No meetings of the Review Committee for Non-Cooperative Borrowers were held during fiscal year 2024.
With the completion of his tenure as an Independent Director of the Bank, Mr. Umesh Chandra Sarangi ceased to be a member of the Review Committee for Non-Cooperative Borrowers with effect from the close of business hours on February 29, 2024.
Investments Strategy Committee
The Investments Strategy Committee was constituted by the Board of Directors of the Bank at its meeting held on February 16, 2024. It was formed to explore and evaluate feasibility of various monetization initiatives and potential opportunities in respect of investments in the various subsidiaries or group companies, including sales, divestments of equity stakes, monetizing of investments under the process of Initial Public Offer or Further Public Offer or other strategies.
As of March 31, 2024, the Investments Strategy Committee consisted of Mr. Keki Mistry (Chairman), Mr. M.D. Ranganath and Mr. Sandeep Parekh. The Investments Strategy Committee met three times during fiscal year 2024.
Allotment and Transfer Committe
e
During fiscal year 2024, the Board constituted an Allotment and Transfer Committee on June 30, 2023 to oversee the allocation of equity shares of the Bank to eligible shareholders of erstwhile Housing Development Finance Corporation Limited (“eHDFC”), pursuant to the merger of eHDFC with and into the Bank becoming effective. Mrs. Lily Vadera (Chairperson) and Mr. Bhavesh Zaveri were appointed as members of the Allotment and Transfer Committee. The Allotment and Transfer Committee met three times during fiscal year 2024.
Meeting of the Independent Directors
The Independent Directors met five times during the year on June 28, 2023, July 28, 2023, October 13, 2023, February 15, 2024 and March 6, 2024. All Independent Directors were present at all the meetings except for Mrs. Lily Vadera and Mr. Sandeep Parekh who could not attend the Independent Directors’ Meeting held on February 15, 2024.
Committees of Executives
We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.

Borrowing Powers of Directors
At its 21st Annual General Meeting held on July 21, 2015, the Bank’s shareholders passed a special resolution pursuant to Section 180(1)(c) of the Companies Act authorizing the Board to borrow, for the purpose of conducting the Bank’s business, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money so borrowed and the monies to be borrowed from time to time (apart from (i) temporary loans obtained from the companies banker in the ordinary course of business and (ii) acceptances of deposits of money from the public repayable on demand or otherwise and withdrawable by cheque, draft, order or otherwise, as well as temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed the aggregate of the paid-up capital of the Bank and its free reserves, provided that the total outstanding amount of such borrowings shall not exceed Rs. 500.0 billion over and above the aggregate of the paid-up capital of the Bank and its free reserves at any time.
Further at its 29th Annual General Meeting held on August 11, 2023, passed a special resolution, authorizing the Board of Directors of the Bank (hereinafter referred to as “Board” and which term shall be deemed to include any Committee of the Board or any other persons to whom powers are delegated by the Board as permitted under the Companies Act, 2013 or rules thereunder) to borrow/ raise funds by issuing unsecured Perpetual Debt Instruments (part of Additional Tier I Capital), Tier II Capital Bonds and Long Term Bonds (financing of infrastructure and affordable housing), on a private placement basis and / or for making offers and / or invitations therefor and / or issue(s) / issuances therefor, on private placement basis, even if the amount to be borrowed/ raised exceeds/will exceed the limit as specified in clause (c) of sub-section (1) of Section 180 of the Companies Act, 2013, for a period of one year from the date hereof, in one or more tranches and / or series and under one or more shelf disclosure documents and / or one or more issues / letters of offer or such other documents or amendments / revisions thereof and on such terms and conditions for each series / tranches including the price, coupon, premium, discount, tenor, listing, etc. as may be deemed fit by the Board, as per the structure and within the limits permitted by the RBI, of an amount in aggregate not exceeding Rs. 500.0 billion.
Compensation of Directors and Members of Our Senior Management
The compensation arrangements for our Chairperson, Managing Director, Deputy Managing Director and Executive Directors are approved by the shareholders and the RBI on the recommendation of our Board of Directors.
During fiscal year 2024, the aggregate amount of compensation paid to our Managing Director, Deputy Managing Director, Executive Directors and members of our senior management as of March 31, 2024, was Rs. 1,104.1 million. This remuneration includes basic salary, allowances, performance bonus, and cash allowances in lieu of perquisites or the taxable value of perquisites (if availed of) as computed under the income tax rules, but excludes gratuities, provident fund settlements, superannuation settlements and perquisites upon the exercise of stock options.
All the Non-Executive Directors including the Independent Directors and the Chairman receive sitting fees and reimbursement of out of pocket expenses for attending each meeting of the Board and its various Committees. No stock options are granted to any of the Non-Executive Directors.
Pursuant to the provisions of the Companies Act, and as approved by the Board of Directors of the Bank, Non-Executive Directors (“NEDs”) receive sitting fees of Rs. 50,000 or Rs. 100,000 per meeting for attending Committee and Board meetings, respectively.
The sitting fees for attending meetings of the Board, Audit Committee, Nomination & Remuneration Committee, Risk Policy & Monitoring Committee, Customer Service Committee, Credit Approval Committee, IT Strategy Committee, Investments Strategy Committee and meeting of Independent Directors are Rs. 100,000 per meeting per NED.
For other committees, the sitting fees are Rs. 50,000 per meeting per NED, i.e. Stakeholders’ Relationship Committee, CSR & ESG Committee, Fraud Monitoring Committee, Wilful Defaulters Identification Review Committee, Non-Cooperative Borrowers Review Committee, Premises Committee, and Allotment & Transfer Committee.
The details of the remuneration paid during fiscal year 2024 to Mr. Sashidhar Jagdishan, Managing Director and CEO, Mr. Kaizad Bharucha, Deputy Managing Director, Mr. Bhavesh Zaveri, Executive Director and Mr. V. Srinivasa Rangan, Executive Director, are as follows:

Particulars	Sashidhar Jagdishan		Kaizad Bharucha		Bhavesh Zaveri		V. Srinivasa Rangan
	(Rs. in million, except stock options)
Basic	29.4		30.2		16.0		11.7
Allowances and perquisites	33.2		34.5		21.2		8.1
Provident fund	3.5		3.6		1.9		1.4
Superannuation	4.4		4.5		2.4		1.8
Performance bonus	37.1	(2)	38.4	(3)	nil	(4)(9)	nil	(4)(9)
Number of stock options granted during the year (5)	209,131	(6)	126,926	(7)	nil	(8)(9)	nil	(8)(9)

1.
Mr. Aditya Puri retired as Managing Director and CEO of the Bank at the close of business hours on October 26, 2020. Mr. Aditya Puri was paid cash variable pay of Rs. 71.1 million for the performance period April 1, 2020 to October 26, 2020. The same was approved by the RBI vide its letter dated March 23, 2022. In accordance with RBI directions, 40 percent of the above-mentioned cash variable pay, i.e., Rs. 28.4 million was paid in the fiscal year 2021–22 and the balance 60 percent of the cash variable pay was to be deferred and subject to payment over a period of three years in three equal instalments. The first tranche of the aforementioned deferred amount of Rs. 42.6 million, i.e., Rs. 14.2 million (computed as one third of Rs. 42.6 million) was paid in April 2023 in line with the RBI directive. The second tranche of the aforementioned deferred amount of Rs. 42.6 million, i.e., Rs. 14.2 million (computed as one third of Rs. 42.6 million) was paid on April 2, 2024 in line with the RBI directive.

2.
Mr. Sashidhar Jagdishan, Managing Director and CEO, was paid a total cash variable pay of Rs. 37.1 million (this also included a payment received as part of deferred cash variable of previous years paid to Mr. Sashidhar Jagdishan in the fiscal year 2023-24) and comprised the following:

i)
Per RBI directions, 50% of the cash variable pay for the performance year 2022-23, i.e., Rs. 25.0 million (computed as one half of the total cash variable pay approved by the RBI, which was Rs. 50.0 million) was paid in February 2024.

ii)	Per RBI directions, Tranche 1 of the deferred cash variable pay for the performance year 2020-21, i.e., Rs. 3.5 million was paid in July 2023.
iii)	Per RBI directions, Tranche 1 of the deferred cash variable pay for the performance year 2021-22, i.e., Rs. 8.6 million was paid on April 2, 2024.
3.
Mr. Kaizad Bharucha, Deputy Managing Director, was paid a total cash variable pay of Rs. 38.4 million (this also includes a payment received as part of deferred cash variable of previous years paid to Mr. Kaizad Bharucha in the fiscal year 2023-24) and comprised of the following:

i)
Per RBI directions, 50% of the cash variable pay for the performance year 2022-23, i.e., Rs. 20.5 million (computed as one half of the total cash variable pay approved by the RBI, which was Rs. 41.1 million) was paid in February 2024.

ii)	Per RBI directions, Tranche 1 of the deferred cash variable pay for the performance year 2020-21, i.e., Rs. 5.9 million was paid on April 2023.
iii)	Per RBI directions, Tranche 2 of the deferred cash variable pay for the performance year 2020-21, i.e., Rs. 5.9 million was paid on April 2, 2024.
iv)	Per RBI directions, Tranche 1 of the deferred cash variable pay for the performance year 2021-22, i.e., Rs. 6.1 million was paid on April 2, 2024.
4.
Mr. Bhavesh Zaveri and Mr. Srinivasa Rangan were appointed as Executive Directors of the Bank with effect from April 19, 2023, and November 23, 2023, respectively and hence were not paid any performance bonus for their roles as Executive Directors during the fiscal year 2023-24. Prior to being appointed as an Executive Director, Mr. Bhavesh Zaveri was Group Head—Operations, ATM and Cash Management Product of the Bank and was paid a performance bonus for the said role on a proportionate basis. Accordingly, the same has been excluded from the remuneration being paid to Mr. Bhavesh Zaveri in his capacity as an Executive Director of the Bank. For remuneration paid prior to their appointment as executive Directors please refer note 9 below.

5.
The vesting schedule for the stock options is as follows: 25% after expiry of twelve months from date of grant, 25% after expiry of twenty-four months from the date of grant, 25% after expiry of thirty-six months from the date of grant and the remaining 25% options after expiry of 48 months from the date of grant. The vested options need to be exercised within a period of four years from the respective dates of their vesting, failing which, they shall lapse forthwith.

6.
Mr. Sashidhar Jagdishan was granted a total of 209,131 employee stock options with a face value of Rs. 1.0 each at a grant price of Rs. 1,478.85 for the performance year 2022-23 on January 22, 2024, which was approved by the RBI vide its letter dated December 21, 2023.

7.
Mr. Kaizad Bharucha was granted a total of 126,926 employee stock options with a face value of Rs. 1.0 each at a grant price of Rs. 1,478.85 for the performance year 2022-23 on January 22, 2024, which was approved by the RBI vide its letter dated December 21, 2023.

8.
Mr. Bhavesh Zaveri and Mr Srinivasa Rangan were appointed as Executive Directors of the Bank with effect from April 19, 2023, and November 23, 2023 respectively, and hence were not granted any ESOP for the role of Executive Director during the fiscal year. Prior to being appointed as an Executive Director, Mr. Bhavesh Zaveri was Group Head—Operations, ATM and Cash Management Product of the Bank and was granted ESOP for the said role which is detailed in note 9 below. Accordingly, the same has not been mentioned above.

9.
The details of the remuneration paid during fiscal year 2024 to Mr. Bhavesh Zaveri, Executive Director and Mr. V. Srinivasa Rangan, Executive Director, prior to their appointment as Executive Directors are as follows:

Particulars	Mr. Bhavesh Zaveri	Mr. V. Srinivasa Rangan
	(Rs. in million, except stock options)
Basic	0.27	13.0
Allowances and Perquisites	0.97	7.80
Provident Fund	0.03	1.56
Superannuation	0.03	1.69
Performance Bonus	9.00	nil
Number of stock options Granted during the year	89,690	nil

Mr. Bhavesh Zaveri, Executive Director, was paid a total cash variable pay of Rs. 9.0 million (this also includes a payment received as part of deferred cash variable pay for the performance year 2023-24) and comprised of the following: The total cash variable pay paid to Mr. Bhavesh Zaveri in the fiscal year 2023 – 2024 as Group Head is as follows.
i)	50% of the cash variable pay for the performance year 2022-23, i.e., Rs. 4.0 million (computed as one half of the total cash variable pay approved by the RBI, which was Rs. 8.0 million).
ii)	Tranche 1 of the deferred cash variable pay for the performance year 2021-22, i.e., Rs. 2.8 million.
iii)	Tranche 2 of the deferred cash variable pay for the performance year 2020-21, i.e., Rs. 2.2 million.
Mr. Bhavesh Zaveri, for his performance as Group Head, was granted a total quantum of 89,690 employee stock options with a face value of Rs. 1.0 each at a grant price of Rs. 1,636.90 for the performance year 2022-23 on September 13, 2023. The vesting schedule for the stock options is same as in note 5 above.
For additional information about the terms of stock options, including exercise prices, see “
Management
—
Employees’ Stock Options
”.
The Bank provides a gratuity scheme for the benefit of all employees who have completed a minimum of five years of continuous service, including our Managing Director, Deputy Managing Director, Executive Directors and officers. This scheme provides for the payment of a gratuity in the form of a lump-sum payment upon the retirement, termination or resignation of employment or death while in employment of its employees in an amount equal to 15 days’ base salary, payable for each completed year of service. The Bank makes annual contributions to a gratuity fund administered by trustees and managed by insurance companies. The Bank accounts for the liability of future gratuity benefits based on an independent external actuarial valuation, which is carried out annually. Perquisites, which are evaluated as per the income tax rules, where applicable, or, alternatively, at the actual cost to the Bank, are also provided to directors. Available perquisites include furnished accommodation, including gas, electricity, water, telephone, furnishings and the use of a vehicle, club fees, personal accident insurance, reimbursement for medical expenses, leave travel concessions and retirement benefits, such as provident funds, superannuation fund gratuity and National Pension Scheme. See Note 24 “Retirement Benefits” in our consolidated financial statements.
The details of sitting fees and remuneration paid to Non-Executive Directors during fiscal year 2024 are as follows:

Director	Sitting Fees (in Rs.)	Remuneration to NEDs (in Rs.)
Mr. Atanu Chakraborty	5,600,000	3,500,000
Mr. M.D. Ranganath	7,500,000	2,123,626
Mr. Sandeep Parekh	8,250,000	2,123,626
Dr. (Mrs.) Sunita Maheshwari	3,350,000	2,123,626
Mrs. Lily Vadera	4,300,000	2,123,626
Dr. (Mr). Harsh Kumar Bhanwala (1)	800,000	491,758
Mr. Keki M. Mistry (2)	1,300,000	1,623,626
Mrs. Renu Karnad	5,850,000	2,123,626
Mr. Sanjiv Sachar (3)	2,400,000	608,695
Mr. Umesh Chandra Sarangi (4)	5,700,000	1,868,132

Total	45,050,000	18,710,341

(1)	Dr. (Mr.) Harsh Kumar Bhanwala was appointed as an Independent Director of the Bank with effect from January 25, 2024.
(2)	Mr. Keki Mistry was appointed as a Non-Executive (Non-Independent) Director of the Bank with effect from June 30, 2023.
(3)	Mr. Sanjiv Sachar ceased to be an Independent Director on the Board of the Bank with effect from the close of business hours on July 20, 2023, on account of completion of his term.
(4)	Mr. Umesh Chandra Sarangi ceased to be an Independent Director on the Board of the Bank with effect from the close of business hours on February 29, 2024, on account of completion of his term.
Note:
Pursuant to the circular issued by the RBI on “Review of Fixed Remuneration Granted to Non-Executive Directors” dated February 9, 2024, read with the RBI circular and subsequent resolution passed by the shareholders of the Bank through Postal ballot on March 29, 2024, the remuneration paid to Non-Executive Directors except the Part-time Chairman was increased from Rs. 2.0 million per annum per Non-Executive Director to Rs. 3.0 million per annum per Non-Executive Director. The Non-Executive Directors of the Bank, other than the Part-time Chairman, were paid compensation, on a proportionate basis, in the form of fixed remuneration for the fiscal year 2024 as follows:

i.	From April 1, 2023 to February 15, 2024 (both dates inclusive)—Rs. 2.0 million per annum (on a proportionate basis) to each of the Non-Executive Directors, and

ii.	From February 16, 2024 to March 31, 2024 (both dates inclusive)—Rs. 3.0 million per annum (on a proportionate basis) to each of the Non-Executive Directors in addition to payment of sitting fees and reimbursement of expenses for attending the Board and Committee meetings.

Mr. Atanu Chakraborty, Part Time Chairman & Independent Director was paid remuneration of Rs. 3.5 million per annum during fiscal year 2024 as approved by the RBI, in addition to sitting fees, reimbursement of expenses for attending Board and Committee meetings and provision of a car for official and personal use.
During fiscal year 2024, there were no other pecuniary relationships or transactions of the Non-Executive Directors vis-à-vis the Bank, except banking transactions in the ordinary course of business done on an arm’s-length basis.
Other than our Chairperson, Managing Director, Deputy Managing Director and Executive Directors, none of our Directors has a service contract with us. The service contract with our Deputy Managing Director, Mr. Kaizad Bharucha, provides for benefits upon termination of employment. Upon retirement, Mr. Kaizad Bharucha will be eligible for benefits including health insurance and a vehicle for personal use, as approved by the RBI vide its letter dated May 29, 2014. The Bank will obtain RBI approval under Section 35B of the Banking Regulation Act, 1949 at the time of actual grant of such facilities to Mr. Kaizad Bharucha at the time of his retirement. No other service contracts provide for benefits upon termination of employment.
Loans to Members of Our Senior Management
Loans to members of our senior management are granted in the normal course of business, as is the case with employees of the Bank. All loans granted to members of senior management are in accordance with the provisions of local regulations. The table below provides the details of staff loans granted to our senior management as of March 31, 2024:

Name	Largest amount outstanding since March 31, 2023	Amount outstanding as of March 31, 2024	Interest rate as of March 31, 2024%	Nature of Loan

	(Rs. in millions, except percentages)
Ashima Khanna Bhat	3.73	3.64	2.50	Housing Loan
Ashish Parthasarthy	4.61	4.51	2.50	Housing Loan
Arvind Kapil	7.22	7.02	5.00	Additional Housing Loan
Arvind Kapil	7.17	6.97	2.50	Housing Loan
Arvind Vohra	2.32	2.26	2.50	Housing Loan
Bhavesh Chandulal Zaveri	6.14	5.82	5.00	Additional Housing Loan
Bhavesh Chandulal Zaveri	6.09	5.78	2.50	Housing Loan
Benjamin Frank	0.38	0.26	5.00	Personal Loan
Nirav Shah	6.74	6.60	5.00	Additional Housing Loan
Nirav Shah	6.47	6.34	2.50	Housing Loan
Nirav Shah	0.60	0.49	5.00	Personal Loan
Ravi Santhanam	6.33	6.33	5.00	Additional Housing Loan
Ravi Santhanam	6.25	6.25	2.50	Housing Loan
Raveesh Bhatia	0.58	0.58	5.00	Personal Loan
Rakesh Kumar Singh	6.48	6.30	5.00	Additional Housing Loan
Rakesh Kumar Singh	6.37	6.20	2.50	Housing Loan
Sashidhar Jagdishan	2.60	2.52	2.50	Housing Loan
Sumant Vinay Rampal	1.39	1.29	2.50	Housing Loan
Smita A Bhagat	6.09	5.74	5.00	Additional Housing Loan
Smita A Bhagat	6.04	5.71	2.50	Housing Loan
Sampath Kumar	1.68	1.64	2.50	Housing Loan
Sampath Kumar	0.57	0.38	5.00	Personal Loan
Sanmoy Chakrabarti	7.40	7.09	5.00	Additional Housing Loan
Sanmoy Chakrabarti	7.38	7.02	2.50	Housing Loan
Chakrapani Venkatachari	2.81	2.37	5.00	Additional Housing Loan
Chakrapani Venkatachari	2.72	2.35	2.50	Housing Loan
Employees’ Stock Options
Our shareholders approved plan “A” in January 2000, plan “B” in June 2003, plan “C” in June 2005, plan “D” in June 2007, plan “E” in June 2010, plan “F” in June 2013 and Plan “G” in July 2016 for the issuance of stock options to employees and directors of the Bank under the Employee Stock Option Schemes (“ESOSs”), namely ESOS-001 to ESOS-055.
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

Our Nomination and Remuneration Committee (formerly, the Compensation Committee) has issued options under these plans several times since January 2000. Stock options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0 percent, 30.0 percent and 40.0 percent on each of the three successive anniversaries following the date of grant; stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50.0 percent on each of the two successive anniversaries following the date of grant; those granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant; stock options granted under ESOS-016 to ESOS-018 vest at the rate of 75.0 percent and 25.0 percent on each of the two successive anniversaries following the date of grant; stock options granted under ESOS-019 to ESOS-026 vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent on each of the three successive anniversaries; stock options granted under ESOS-027 and ESOS-028 vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent at intervals of fifteen months, twenty-seven months and thirty-nine months; options granted under ESOS-029 to ESOS-32 vest at the rate of 35.0 percent, 30.0 percent, 20.0 percent and 15.0 percent on each of the four successive anniversaries; stock options granted under ESOS-33 to ESOS-44 vest at the rate of 25.0 percent on each of the four successive anniversaries; stock options granted under ESOS-045 to ESOS-047, ESOS-049 to ESOS-050 and ESOS-052 to ESOS-054 vest at the rate of 25.0 percent each of the four successive anniversaries; stock options granted under ESOS-046, ESOS-051 and ESOS-055 vest at the rate of 33.0 percent, 33.0 percent and 34.0 percent on each of the three successive anniversaries.
In terms of the Scheme Document, upon completion of the Transaction, 48,559,681 options of equity shares having a face value of Rs. 1.0 each were granted to the merged employees as replacement of their options with HDFC Limited.
All of the above are subject to standard vesting conditions. In fiscal year 2024, 46.3 million equity shares having a face value of Rs. 1.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs. 46.3 million and the share premium by Rs. 52,450 million. As of March 31, 2024, 175,659,424 options convertible to equity shares having a face value of Rs. 1.0 each were outstanding.
Restricted Stock Units (“RSUs”)
Our shareholders approved the Employees Stock Incentive Master Scheme 2022 (“ESIS-2022”) in May 2022. The Bank reserved 100.0 million equity shares with an aggregate nominal value of Rs. 100.0 million for the grant of RSUs to employees and whole-time directors of the Bank at a face value of Rs. 1.0 each. Grants under the ESIS-2022 can be made over a period of four years from the date of approval by the shareholders, i.e., until May 13, 2026. During fiscal year 2024, 0.3 million shares were allotted as a result of the exercise of RSUs by employees of the Bank. As of March 31, 2024, 11,721,804 RSUs convertible to equity shares of Rs. 1.0 each were outstanding.
Other Compensation
All employees, including our Managing Director, Deputy Managing Director, Executive Directors and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at a senior manager level and above, including our Managing Director and Deputy Managing Director. Our gratuity scheme, required under Indian law to be paid to an employee following the completion of a minimum of five years of continuous service, is a defined benefit plan which, upon the retirement, termination of employment or death while in employment of such employee, pays a lump sum equal to 15 days’ basic salary (30 days for HDFC Limited employees up to date of July 1, 2023) for each completed year of service. The superannuation fund is a retirement plan under which we contribute annually 13.0 percent (15.0 percent for the Managing Director, Deputy Managing Director, Executive Directors and certain employees of CBoP) of the eligible employee’s annual salary to the administrator of the fund. In the case of the provident fund (“PF”), as required by Indian law, each of the employer and the employee contributes monthly at a determined rate of 12.0 percent of the employee’s PF base salary. Of this 12.0 percent, the Bank contributes a specified amount (8.33 percent of the lower of Rs. 15,000 or the employee’s PF base salary) to the pension scheme administered by the Regional Provident Fund Commissioner, and the balance is contributed to a fund set up by the Bank and administered by a board of trustees.
Controls and Procedures
Disclosure Controls and Procedures
The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2024. Based on this evaluation, our Principal Executive Officer, Mr. Sashidhar Jagdishan, and our Principal Financial Officer, Mr. Srinivasan Vaidyanathan, have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), are effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions about required disclosure.
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
Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2024. In conducting its assessment, management based its evaluation on the framework contained in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2024. Our independent registered public accounting firm, KPMG Assurance and Consulting Services LLP (“KPMG”), has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements, and (2) the effectiveness of our internal controls over financial reporting as of March 31, 2024.
Changes in Internal Controls
Management has documented additional controls to integrate and align the incoming businesses, processes, and systems into the existing internal control framework of the Bank on account of the Transaction between the Bank and HDFC Limited, which completed on July 1, 2023. Additionally, management has also evaluated and documented controls over the business combination lifecycle. Further, internal controls were enhanced across the Group and aligned with the control framework of the Bank, as the holding company of the Group. For further information about the Transaction, see “
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited”
. See also Note 3 “Business Combination
”
in our consolidated financial statements.
Other than as described in the foregoing paragraph, there were no other changes in our internal controls that occurred during the period covered by this report that could, or are reasonably likely to, materially affect our internal control over financial reporting.
Audit Committee Financial Expert
Mr. M.D. Ranganath and Dr. (Mr.) Harsh Kumar Bhanwala are the Audit Committee financial experts, as defined in paragraph (b) of Item 16A of Form 20-F, and is independent pursuant to the applicable SEC rules.
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

Principal Accountant Fees and Services
The following table sets forth, for the fiscal years indicated, the fees pertaining to our principal accountant and its associated entities for various services provided during those periods:

	Fiscal Year Ended
Type of Services	March 31, 2023		March 31, 2024		Description of Services

	(in millions)
Audit services	Rs.	78.6	Rs.	418.7	Audit of financial statements
Audit-related services		13.5		4.5	Limited review
Tax services		—		3.8	Tax services
Other services		2.1		3.2	Certification and other services
Total	Rs.	94.2	Rs.	430.2
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
Companies listed on the NYSE must comply with certain standards of corporate governance set forth in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers, as the term is defined in Rule 3b-4 of the Exchange Act, are permitted to follow home country practices in lieu of the provisions of this Section 303A, except that foreign private issuers are required to comply with the requirements of Sections 303A.06, 303A.11, 303A.12(b) and (c) and 303A.14 of the NYSE’s Listed Company Manual. As per these requirements, a foreign private issuer must:

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

4.
Include a statement of significant differences between its corporate governance practices and those followed by United States companies in the annual report of the foreign private issuer. [NYSE Listed Company Manual Section 303A.11]; and

5.
Adopt and comply with a written policy providing that the issuer will recover reasonably promptly the amount of erroneously awarded incentive-based compensation in the event that the issuer is required to prepare an accounting restatement due to the material noncompliance of the issuer with any financial reporting requirement under the securities laws. [NYSE Listed Company Manual Section 303A.14].

In a few cases, the Indian corporate governance rules under the SEBI Listing Regulations differ from those in the NYSE’s Listed Company Manual as summarized below. For information about the corporate governance requirements applicable to certain of our subsidiaries that are listed in India but not in the United States, see “
Supervision and Regulation—II. Regulations Governing Insurance Companies—Functioning of Insurance Companies
” and “
Supervision and Regulation—III. Regulations Governing Mutual Funds—Other Regulations and Circulars—SEBI Master Circular for Mutual Funds—Enhancing fund governance for mutual funds
”.

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

A director must meet certain criteria in order to qualify as “independent”. An NYSE listed company must disclose the identity of its independent directors and the basis upon which it is determined that they are independent. [NYSE Listed Company Manual Section 303A.02]	A director must meet certain criteria in order to qualify as an “independent director”. The appointment, reappointment or removal of an independent director of a listed entity, shall be subject to the approval of shareholders by way of a special resolution. No independent director, who resigns from a listed entity, shall be appointed as an executive or whole-time director on the board of the listed entity, its holding, subsidiary or associate company or on the board of a company belonging to its promoter group, unless a period of one year has elapsed from the date of resignation as an independent director.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [NYSE Listed Company Manual Section 303A.03]	The board of directors of a listed company must meet at least four times a year, with a maximum time gap of 120 days between any two meetings. The independent directors of the listed company must hold at least one meeting in each fiscal year without the presence of the non-independent directors and the members of management, and all the independent directors have to endeavor to be present at such meeting.

Nominating/Corporate Governance Committee

An NYSE listed company needs to have a nominating/corporate governance committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.04]	A listed company needs to have a nomination and remuneration committee. The nomination and remuneration committee shall comprise of at least three directors and all directors must be non-executive directors with at least two-thirds of the directors being independent directors.

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

In addition, a listed company must put in place procedures to inform board members about risk assessment and minimization procedures. The board of directors is responsible for framing, implementing and monitoring the company’s risk assessment plan. Further, the top 1000 listed companies (determined on the basis of market capitalization as at the end of the immediately previous financial year) and companies qualifying as a “high value debt listed entity” must establish a risk management committee, consisting of at least three members with a majority of them being board members including at least one independent director, and, in case of a listed entity having outstanding equity shares with superior voting rights, at least two-thirds of the risk management committee shall comprise independent directors. The board of directors shall define the roles and responsibilities of the risk management committee.

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
Insider Trading Policies
We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. Our Share Dealing Code is filed as Exhibit 11 of this annual report on Form 20-F.
Memorandum and Articles of Association
Our main objective is to carry on banking and related activities. Our objective and purpose can be found in clauses A and B of our Memorandum of Association.
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
Under section 122 of the Articles, a director is not required to hold any shares to qualify to act as a director of the Bank.
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
The rights of any class of shareholders may be varied as set forth in Section 48 of the Companies Act.
The annual general meeting shall be called for at a time during business hours at our registered office or at some other place within Mumbai as the Board of Directors may determine. The notice of the meeting shall specify it as the “annual general meeting”. Any general meeting of the shareholders of the Bank other than its annual general meeting is called an “extraordinary general meeting”.

PRINCIPAL SHAREHOLDERS
The Board of Directors of the Bank at its meeting held on April 4, 2022, approved a composite scheme of amalgamation (the “Scheme”) for the amalgamation of: (i) the Amalgamated Subsidiaries, each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into the Bank, which received all the required approvals and became effective from July 1, 2023.
Pursuant to the Transaction, HDFC Limited was dissolved without being wound-up and consequently, the Bank has no promoter. See “
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited
”.
The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2022, 2023 and 2024 by:

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

Equity Shares Held as of	March 31, 2022		March 31, 2023		March 31, 2024
Shareholder	Number of Equity Shares	Percentage of Total Equity Shares Outstanding	Number of Equity Shares	Percentage of Total Equity Shares Outstanding	Number of Equity Shares	Percentage of Total Equity Shares Outstanding
HDFC Group*	1,164,625,834	21.00%	1,164,625,834	20.87%	n/a	n/a
Directors and relatives	4,877,958	0.09%	4,706,178	0.08%	12,341,192	0.16%
SBI Funds Management Limited**	n/a	n/a	n/a	n/a	440,585,075	5.8%

*	“HDFC Group” refers to HDFC Limited and its subsidiaries and associates prior to completion of the Transaction, as of March 31, 2022, and 2023.
**
The RBI by its letter dated May 16, 2023 approved SBI Funds Management Limited’s (“SBIFML”) proposal to acquire an “aggregate holding” of up to 9.99 percent of the paid-up share capital or voting rights in the Bank subject to certain conditions, i.e. (i) compliance with the relevant provisions of the Banking Regulation Act, 1949, the RBI’s Master Direction and Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies dated January 16, 2023 (as amended from time to time), provisions of the Foreign Exchange Management Act, 1999, the SEBI regulations, and any other guidelines, regulations and statutes, as applicable, and (ii) that SBIFML shall acquire this major shareholding in the Bank within a period of six months from the date of the approval letter (i.e. May 16, 2023). Further, SBIFML was required to ensure that the aggregate holding in the Bank is below 10 percent of the paid-up share capital or voting rights of the Bank at all times. After acquisition, if the aggregate holding of SBIFML falls below 5 percent, a fresh approval from the RBI will be required to increase the aggregate holding to 5 percent or more of the total paid up share capital or voting rights in HDFC Bank.

The RBI by its letter dated January 25, 2024 approved Life Insurance Corporation of India’s (“LIC”) proposal to acquire an “aggregate holding” of up to 9.99 percent of the paid-up share capital or voting rights in the Bank subject to certain conditions, i.e. (i) compliance with the relevant provisions of the Banking Regulation Act, 1949, the RBI’s Master Direction and Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies dated January 16, 2023 (as amended from time to time), provisions of the Foreign Exchange Management Act, 1999, the SEBI regulations, and any other guidelines, regulations and statutes, as applicable, and (ii) if LIC fails to acquire this major shareholding in the Bank within a period of one year from the date of the RBI approval letter (i.e. January 25, 2024), the approval shall stand cancelled. Further, LIC must ensure that the aggregate holding in the Bank does not exceed 9.99 percent of the paid-up share capital or voting rights of the Bank, at all times.
Other than as described in this section, there are no arrangements known to the Bank, the operation of which may at a subsequent date result in a change in control of the company.
The ADSs are represented by underlying equity shares. One ADS is represented by three equity shares. As of March 31, 2024, Indian equity shares totaling 1,028,115,525 were held in the form of ADSs and constituted 13.53 percent of the Bank’s share capital. In our records, the depositary, JPMorgan Chase Bank, N.A., is the only shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States. See also “
Certain Information About Our American Depositary Shares and Equity Shares
”.

RELATED PARTY TRANSACTIONS
Effective July 1, 2023, HDFC Investments Limited and HDFC Holdings Limited were amalgamated with and into HDFC Limited, HDFC Limited was amalgamated with and into HDFC Bank, and the other subsidiaries of HDFC Limited became subsidiaries and affiliates of HDFC Bank. As a result, HDFC Limited and its former subsidiaries are now part of the Bank’s business and are no longer “related parties” of the Bank as of July 1, 2023, except for HDFC ERGO which is now an “associate” of the Bank as defined in Item 7.B of Form 20-F. See “
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited
”.
The following is a summary of transactions we have engaged in with HDFC Limited and its subsidiaries between April 1, 2023, and the completion of the Transaction on July 1, 2023, as well as transactions with other related parties since the beginning of fiscal year 2024.
All transactions listed below are on terms that we believe are as favorable to us as those that could be obtained from a non-affiliated third-party in an arm’s-length transaction. In addition, prior to completion of the Transaction, the RBI guidelines stipulated that we could only transact business with HDFC Limited and its affiliates on an arm’s-length basis.
I. Related Party Transactions with HDFC Limited and its Subsidiaries and Affiliates from April 1, 2023, through June 30, 2023
Housing Development Finance Corporation Limited (“HDFC Limited”)
Scheme Document
The Board of Directors at its meeting held on April 4, 2022, approved a composite scheme of amalgamation (“Scheme”) among HDFC Investments Limited, HDFC Holding Limited, HDFC Limited and the Bank under sections 230 to 232 and other applicable provisions of the Companies Act. The Scheme Document provided for the amalgamation of: (i) the Amalgamated Subsidiaries, each a subsidiary of HDFC Limited, with and into HDFC Limited; and (ii) HDFC Limited with and into the Bank. The Scheme Document is filed as Exhibit 4 to this annual report on Form 20-F.
In accordance with Clause 42 of the Scheme Document, the effectiveness of the Transaction was, inter alia, subject to receipt of shareholder and other approvals and meeting various compliances under the applicable law and regulations. Shareholder approval was obtained on November 25, 2022. The Scheme was made effective and the Transaction completed on July 1, 2023, after completion of compliances, including filing the NCLT Order with the Registrar of Companies.
With the Scheme becoming effective, our authorized share capital automatically increased to 11,906,100,000 shares of Rs. 1 each on account of the transfer to and amalgamation of the authorized capital of HDFC Limited with our authorized share capital. In accordance with the Scheme Document, we issued and allotted 3,110,396,492 equity shares to the shareholders of HDFC Limited as of July 13, 2023 (being the record date fixed by the Board of Directors as per the Scheme Document), in accordance with the share exchange ratio of 42 equity shares of the Bank (each having a face value of Rs. 1) for every 25 equity shares of HDFC Limited (each having a face value of Rs. 2). Total purchase consideration was Rs. 5,337,742 million based on the Bank’s closing share price of Rs. 1,701.40 per share on the NSE as of June 30, 2023. Further, upon the Scheme becoming effective, the 1,164,625,834 equity shares of the Bank previously held by HDFC Limited (directly and through the Amalgamated Subsidiaries) were extinguished in accordance with the terms set out in the Scheme Document.
In accordance with the Scheme Document, the Board of Directors approved the continuation of 14,757,600 warrants issued by HDFC Limited in our name (as successor to HDFC Limited), under a new ISIN, on the same terms and conditions, except for the conversion of warrants into HDFC Bank equity shares (instead of HDFC Limited shares). Warrant holders were entitled to exchange warrants for equity shares until August 10, 2023, on which date the warrants that were not exercised lapsed and ceased to be valid. The Bank allotted 24,775,632 equity shares to the holders of outstanding warrants that exercised them prior to or on August 10, 2023, as a consequence of which our share capital and share premium increased by Rs. 24.80 million and Rs. 31.90 billion, respectively. As of the date hereof, there are no warrants outstanding.
Upon the Scheme becoming effective, the Amalgamated Subsidiaries and HDFC Limited ceased to exist, and the former subsidiaries of HDFC Limited (other than the Amalgamated Subsidiaries) became subsidiaries and affiliates of the Bank, leading to a simplified corporate structure. However, as advised by the RBI, certain divestments or acquisitions have been undertaken or are in the process of being undertaken.
See “
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited
”
.
Home Loans
Prior to completion of the Transaction, we participated in the home loan business by sourcing loans for HDFC Limited. Under this arrangement, HDFC Limited approved and disbursed the loans, which were kept on the books of HDFC Limited, and we were paid a sourcing fee. We also had an option (the right but not the obligation) to buy home loans for a value of up to 70 percent of the loans that were sourced by the Bank under this arrangement. From April 1, 2023, through June 30, 2023, we purchased home loans aggregating Rs. 116,320.0 million from HDFC Limited under the above arrangement, some of which qualified as priority sector advances. We earned Rs. 1,610.6 million from HDFC Limited from April 1, 2023, through June 30, 2023, as fees for sourcing these loans. We paid Rs. 2,365.5 million to HDFC Limited towards administration and servicing of these loans. An amount of Rs. 816.5 million was payable to HDFC Limited as of June 30, 2023. An amount of Rs. 5.1 million was receivable from HDFC Limited as of June 30, 2023.

Property
Prior to completion of the Transaction, we had facilities located on properties owned or leased by HDFC Limited. From April 1, 2023, through June 30, 2023, we paid an aggregate of Rs. 0.5 million as rental fees and maintenance charges to HDFC Limited for use of these properties which we believe are at market rates. As of June 30, 2023, an amount of Rs. 0.3 million was payable to HDFC Limited. As of June 30, 2023, HDFC Limited held a deposit of Rs. 4.9 million that we had paid to secure these leased properties.
Other Transactions
Prior to completion of the Transaction, we had issued a guarantee of Rs. 0.2 million on behalf of HDFC Limited. From April 1, 2023, through June 30, 2023, we earned Rs. 0.9 million by rendering of various services to HDFC Limited. As of June 30, 2023, an amount of Rs. 0.5 million was receivable from HDFC Limited towards these services. From April 1, 2023, through June 30, 2023, we paid HDFC Limited Rs. 0.4 million for other services received.
HDFC Life Insurance Company Limited (“HDFC Life”)
From April 1, 2023, through June 30, 2023, we paid HDFC Life Rs. 286.2 million as our contribution towards superannuation, gratuity and insurance premiums. In the same period, we received fees and commissions from HDFC Life aggregating Rs. 3,975.9 million for the sale of insurance policies and other services. As of June 30, 2023, Rs. 2,026.3 million was receivable from HDFC Life.
From April 1, 2023, through June 30, 2023, we received Rs. 50.1 million for debt securities sold to HDFC Life and we paid Rs. 316.7 million for debt securities purchased from HDFC Life. As of June 30, 2023, HDFC Life had invested Rs. 7,650.0 million in the Bank’s bonds. As of June 30, 2023, the outstanding balance under loans given to HDFC Life was Rs. 0.1 million.
HDFC Asset Management Company Limited (“HDFC AMC”)
From April 1, 2023, through June 30, 2023, we earned Rs. 0.2 million from HDFC AMC towards referral fees and other services rendered. As of June 30, 2023, an amount of Rs. 0.2 million was receivable from HDFC AMC.
HDFC Pension Management Company Limited (“HDFC PMC”)
Prior to completion of the Transaction, we had issued a guarantee of Rs. 0.1 million on behalf of HDFC PMC, which was a subsidiary of HDFC Life.
II. Other Related Party Transactions since April 1, 2023
HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)
From April 1, 2023 through June 30, 2023, HDFC ERGO was a joint venture of HDFC Limited and an affiliate of the Bank.
Since completion of the Transaction on July 1, 2023, HDFC ERGO is a joint venture of the Bank. On that date, our amended and restated shareholders agreement (the “HDFC ERGO Shareholders Agreement”) with HDFC ERGO and ERGO International AG, which was entered into on May 29, 2023, became effective. As of March 31, 2024, we held 50.5 percent of the shares in HDFC ERGO, ERGO International AG held 49.1 percent, and employees and others held 0.4 percent. The HDFC ERGO Shareholders Agreement regulates the relationship of the Bank and ERGO International AG (each, a “Joint Venture Partner”) as shareholders of HDFC ERGO. The HDFC ERGO Shareholders Agreement, among other clauses, allows each Joint Venture Partner to nominate two directors to the board (among which, in the case of the Bank, is the non-executive Chairman of HDFC ERGO) and one member to each board committee, and requires (i) the presence of at least one director nominated by each Joint Venture Partner to form a quorum for any board or committee meeting, (ii) the affirmative vote of at least one director nominated by each Joint Venture Partner for certain key board decisions, (iii) the presence of at least one representative of each Joint Venture Partner to form a quorum for any shareholder meeting; and (iv) the prior written or affirmative vote for certain key actions at shareholders meeting. In light of the governance arrangements of HDFC ERGO, we account for the joint venture under the equity method of accounting under U.S. GAAP and continue to treat HDFC ERGO as an affiliate of the Bank.
We paid Rs. 3,779.8 million for insurance premiums to HDFC ERGO during fiscal year 2024. During fiscal year 2024, we received Rs. 3,829.7 million for the sale of insurance policies and other services rendered. As of March 31, 2024, an amount of Rs. 707.2 million was receivable from HDFC ERGO. We earned Rs. 48.4 million by rendering rental services to HDFC ERGO for property owned which are charged at market rates.
As of March 31, 2024, HDFC ERGO had invested Rs. 10,241.0 million in the Bank’s bonds. We have given a guarantee of Rs. 2.5 million on behalf of HDFC ERGO. During fiscal year 2024, we received Rs. 8,809.4 million for debt securities sold to HDFC ERGO.
During fiscal year 2024, we received dividends totaling Rs. 1,263.2 million from HDFC ERGO.

HDFC Credila Financial Services Limited (“HDFC Credila”)
From April 1, 2023, through June 30, 2023, HDFC Credila was a subsidiary of HDFC Limited and an affiliate of the Bank. From completion of the Transaction on July 1, 2023, through March 19, 2024, HDFC Credila was a consolidated subsidiary of the Bank. Thereafter, the Bank divested 140,172,180 equity shares of HDFC Credila, retaining only a 9.99 percent stake as of March 31, 2024.
On June 19, 2023, we had entered into: (i) an investment agreement (as amended, the “HDFC Credila Investment Agreement”) with HDFC Limited, as seller, Kopvoorn B.V., Moss Investments Limited, Defati Investments Holding B.V., and Infinity Partner (the “Investors”), as investors, and HDFC Credila, as the company, for the sale of approximately 90.0 percent of HDFC Credila’s equity shares, from HDFC Limited to the Investors, subject to several conditions precedent, such as regulatory approvals and dispensations (including from the RBI and the Competition Commission of India) (the “HDFC Credila Divestment”); and (ii) a shareholders’ agreement (the “HDFC Credila Shareholders’ Agreement” and, together with the HDFC Credila Investment Agreement, the “HDFC Credila Divestment Documents”), with HDFC Limited, the Investors and HDFC Credila. Upon completion of the Transaction on July 1, 2023, HDFC Limited merged with and into us, and we acquired all the rights and obligations of HDFC Limited under the HDFC Credila Divestment Documents pursuant to the Scheme Document.
The HDFC Credila Divestment related to the RBI’s forbearance that allowed HDFC Limited to transfer its shareholding in HDFC Credila to the Bank pursuant to the Transaction and relaxed the RBI’s prior restriction on the onboarding of new customers by HDFC Credila, subject to the condition that our shareholding in HDFC Credila be brought down to 10.0 percent by March 31, 2024. The HDFC Credila Investment Agreement included customary representations and warranties made by HDFC Limited, for any breach of which we could be liable to indemnify the Investors in accordance with the provisions thereof.
As directed by the RBI, we diluted our interest in HDFC Credila, and held a 9.99 percent stake as of March 31, 2024. In accordance with the HDFC Credila Investment Agreement, HDFC Bank received Rs. 95.5 billion from the Investors in consideration for the transfer of 140,172,180 equity shares of HDFC Credila (
i.e.
, Rs. 681.5 per HDFC Credila share).
During fiscal year 2024, we earned Rs. 399.3 million in fees from HDFC Credila for sourcing education loans and other services rendered. As of March 31, 2024, Rs. 16.2 million was receivable from HDFC Credila. We earned Rs. 29.6 million by rendering rental services to HDFC Credila for properties owned which are charged at market rates.
As of March 31, 2024, the outstanding balance under loans given to HDFC Credila was Rs. 34,480.0 million.
Key Management Personnel (“KMP”)
Mr. Bhavesh Zaveri and Mr. V. Srinivasa Rangan were appointed as Executive Director of the Bank with effect from April 19, 2023 and November 23, 2023, respectively.
In fiscal year 2024, we paid total remuneration of Rs. 271.8 million to Mr. Sashidhar Jagdishan, our Managing Director and Chief Executive Officer, Mr. Kaizad Bharucha, our Deputy Managing Director, Mr. Bhavesh Zaveri, our Executive Director and Mr. V. Srinivasa Rangan, our Executive Director.
In the same fiscal year, we paid Rs. 1.2 million as rental fees for use of property owned by Mr. Bhavesh Zaveri which we believe are at market rates. As of March 31, 2024, the outstanding balance of a security deposit given to Mr. Bhavesh Zaveri was Rs. 0.2 million. We earned Rs. 0.1 million in the aggregate from rendering various services to Mr. Sashidhar Jagdishan, Mr. Kaizad Bharucha, Mr. Bhavesh Zaveri and Mr. V. Srinivasa Rangan.
During fiscal year 2024, we paid dividends aggregating to Rs. 74.1 million to Mr. Sashidhar Jagdishan, Mr. Kaizad Bharucha and Mr. Bhavesh Zaveri.
For information on loans extended in the normal course of business to our key management personnel, see “
Management—Loans to Members of Our Senior Management
”.
Other
We issue loans and extend guarantees from time to time to related parties in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. These loans and guarantees do not involve more than the normal risk of collectability or present other unfavorable features.

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
Further, the provisions of Section 115BBDA, which deals with tax on dividends to be paid by a resident specified assessee,
i.e.
, persons other than domestic companies, funds, universities, trusts, institutions or other entities referred to in clauses (iv), (v), (vi) and (via) under section 10(23C) and a trust or institution registered under section 12A or section 12AA or section 12AB, provide that tax at a rate of 10.0 percent on dividend income above Rs. 1 million is no longer applicable. In addition, section 115AC of the Indian Income Tax Act provides that if total income of a non-resident includes income by way of dividends on ADRs, then the same will be taxable at the rate of 10.0 percent plus applicable surcharge and cess. Accordingly, dividends distributed to the Depositary in respect of the equity shares underlying the ADSs, dividends distributed to ADS holders in respect of the ADSs, and dividends distributed to the holders of the equity shares following conversion of the ADSs into shares are taxable in the hands of holders at 10.0 percent plus applicable surcharge and cess.
Distribution to non-residents of bonus ADSs or bonus shares or rights to subscribe for equity shares for the purposes of this section, made with respect to ADSs or equity shares should not be subject to Indian tax provided there is no disproportionate or non-uniform allotment.
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

Sale of Equity Shares Received Upon Conversion of ADSs
The Finance Act, 2018 has withdrawn the exemption granted to gains arising on account of transfer of a long-term capital asset being equity shares listed on a recognized stock exchange. To tax such gains, new section 112A has been inserted under the Act. However, for the purpose of computing the period of holding of such equity share, provisions of Explanation 1(he) to section 2(42A) provides that the period of holding of the ADSs will also be considered. If, on the other hand, equity shares received upon conversion of ADSs and the total period of holding is below 12 months from the date of request for redemption, and the sale is through a recognized stock exchange and STT is paid in respect of such sale, then the gains realized are considered short-term capital gains. Such gains are taxable at the rate of 15.0 percent, plus the applicable surcharge and education cess, under Section 111A(1)(b)(i) of the Indian Income Tax Act.
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
The provision of the Double Taxation Avoidance Agreement (the “DTAA”) entered into by the Government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor than section 90(2). The India-United States income tax treaty does not limit India’s ability to tax capital gains. However, section 90(2A) has made the beneficial provision clause provided under section 90(2) subject to the provisions of General Anti-Avoidance Rules under Chapter X-A.
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
Tax Deduction at Source and Return of Income
Tax on dividends, long-term and short-term capital gains, if payable, as discussed above, upon a sale of equity shares, is to be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Indian Income Tax Act, and the non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of Section 203 of the Indian Income Tax Act. However, as per the provisions of Section 195 of the Indian Income Tax Act, any income other than income from salaries or other specific sections provided for the purpose of withholding tax will be as per the Indian Income Tax Act or the provisions of the DTAA subject to Chapter X-A of the Act, (whichever is more beneficial to the assessee), unless a lower withholding tax certificate is obtained from the tax authorities. Further, the non-resident investor must furnish a certificate of his or her residence in a country outside India as per section 90(4) of the Indian Income Tax Act, and such other documents as may be prescribed as per the provision of section 90(5) of the Indian Income Tax Act, to get the benefit of the applicable DTAA. The withholding tax rates are subject to the recipients of income furnishing details, as may be prescribed, to the payer. Failure to provide such details will result in the applicable withholding tax rate being the higher of the rates in force or 20.0 percent, in accordance with section 206AA of the Indian Income Tax Act.
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
Subject to the discussion above regarding “pre-release”, if dividends constitute qualified dividend income (“QDI”), individual U.S. Holders of our ADSs or equity shares will generally pay tax on such dividends at a reduced rate; provided certain holding period requirements and other conditions are satisfied. Assuming we are not a PFIC in the taxable year in which we pay the dividends or in the preceding taxable year, dividends paid by us will be QDI if we are a qualified foreign corporation (“QFC”) at the time the dividends are paid. We believe that we are currently, and will continue to be, a QFC, so we expect all dividends paid by us to be QDI for United States federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits (as determined for United States federal income tax purposes) will be treated first as a non-taxable return of capital, reducing such U.S. Holder’s tax basis in the ADSs or equity shares. Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the ADSs or equity shares for more than one year. However, we currently do not, and we do not intend to, calculate our earnings and profits under United States federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be reported as dividend income. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain United States corporate shareholders and will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for U.S. tax purposes. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.
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
Sale or Exchange of ADSs or Equity Shares
A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of ADSs or equity shares measured by the difference between the United States dollar value of the amount received and the U.S. Holder’s tax basis (determined in United States dollars) in the ADSs or equity shares. Any gain or loss will be long-term capital gain or loss if the ADSs or equity shares in the sale, exchange or other taxable disposition have been held for more than one year, and will generally be United States source gain or loss. The holding period for equity shares withdrawn from the depositary facility will include the holding period of the ADSs exchanged therefor. Your ability to deduct capital losses is subject to limitations. Under certain circumstances described under “
Taxation
—
Indian Taxation—Taxation of Capital Gains in Relation to ADSs
”, you may be subject to Indian tax upon the disposition of ADSs or equity shares. In such circumstances and subject to applicable limitations, a U.S. Holder entitled to the benefits of the India-United States income tax treaty may be able to credit the Indian tax against the U.S. Holder’s United States federal income tax liability. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.
For cash-basis U.S. Holders who receive foreign currency in connection with a sale or other taxable disposition of equity shares, the amount realized will be based upon the United States dollar value of the foreign currency received with respect to such equity shares as determined on the settlement date of such sale, exchange or other taxable disposition.

Pursuant to the Treasury Regulations applicable to foreign currency transactions, accrual-basis U.S. Holders may elect the same treatment required of cash-basis taxpayers with respect to a sale, exchange or other taxable disposition of ADSs or equity shares; provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the Internal Revenue Service (the “IRS”). Accrual-basis U.S. Holders that do not elect to be treated as cash-basis taxpayers for this purpose may have foreign currency gain or loss for United States federal income tax purposes because of differences between the United States dollar value of the foreign currency received prevailing on the date of such sale, exchange or other taxable disposition and the value prevailing on the date of payment. Any such foreign currency gain or loss will generally be treated as ordinary income or loss that is sourced from within the United States, in addition to the gain or loss, if any, recognized on the sale, exchange or other taxable disposition of ADSs or equity shares.
Medicare Tax
Certain U.S. Holders who are individuals, estates or trusts are required to pay a 3.8 percent Medicare surtax on all or part of that holder’s “net investment income”, which includes, among other items, dividends on, and capital gains from the sale or other taxable disposition of, the ADSs or equity shares, subject to certain limitations and exceptions. Prospective investors should consult their own tax advisors regarding the effect, if any, of this surtax on their ownership and disposition of the ADSs or equity shares.
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
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Internal Revenue Code (provisions commonly known as FATCA) impose (a) certain reporting and due diligence requirements on foreign financial institutions and (b) potentially require such foreign financial institutions to deduct a 30.0 percent withholding tax from (i) certain payments from sources within the United States and (ii) “foreign pass thru payments” (which is not yet defined in current guidance) made to certain non-U.S. financial institutions that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. The United States has entered into a number of IGAs with other jurisdictions with respect to FATCA. which may modify the operation of this withholding. The Bank, as well as relevant intermediaries such as custodians and depositary participants, are classified as financial institutions for these purposes. Given that India has entered into a Model 1 IGA with the United States for giving effect to FATCA, Indian financial institutions such as the Bank are also required to comply with FATCA, based on the terms of the IGA and relevant rules made pursuant thereto.
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

SUPERVISION AND REGULATION
I. Regulations Governing Banking Institutions
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
Being licensed by the RBI, we are regulated and supervised by the RBI, which requires us to furnish statements, information and certain details relating to our business. The RBI has issued guidelines for commercial banks on recognition of income, classification of assets, valuation of investments, maintenance of capital adequacy and provisioning for non-performing and restructured assets, among others. The RBI has set up a Board for Financial Supervision (the “RBI Board”), under the chairmanship of its Governor, with the primary objective of undertaking consolidated supervision of the financial sector comprised of commercial banks, financial institutions and non-banking financial companies (“NBFCs”). The RBI Board oversees the functioning of the Department of Banking Supervision, Department of Non-Banking Supervision and Financial Institutions Division of the RBI and gives directions relating to regulatory and supervisory issues.
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
In November 2014, the RBI released guidelines on licensing of payments banks (the “Payments Banks Guidelines”) and small finance banks (the “Small Finance Banks Guidelines”) in the private sector. The objective of setting up payments banks is to further financial inclusion by providing (i) small savings accounts and (ii) payments and remittance services to migrant labor workforce, low-income households, small businesses, other unorganized sector entities and other users. Prior to these guidelines, payments banks were allowed to accept deposits of up to Rs. 0.1 million. Payments banks are not allowed to undertake lending activities or issue credit cards. In August 2015, the RBI gave in-principle approvals to 11 applicants to set up payments banks. Further, on April 8, 2021, the RBI enhanced the end-of-day maximum balance limit to Rs. 0.2 million per individual customer of the respective payments bank.
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

The guidelines issued in 2014 stated that after gaining experience in dealing with SFBs, the RBI would consider “on-tap” licensing of these banks. Accordingly, in December 2019, the RBI released guidelines for “on-tap” licensing of SFBs (the “December 2019 Guidelines”). Pursuant to the December 2019 Guidelines, the minimum paid-up voting equity capital for SFBs is Rs. 2,000.0 million, subject to a few exceptions. Further, the RBI, in its circular dated March 28, 2020, issued certain modifications to the Payments Banks Guidelines and the Small Finance Banks Guidelines to harmonize them with the December 2019 Guidelines. The December 2019 Guidelines stated that a Standing External Advisory Committee (“SEAC”) comprising eminent persons with experience in banking, financial sector and other relevant areas, will evaluate the applications and that the constituent members of the SEAC will be announced by the RBI. In March 2021, the RBI announced the constituent members of the SEAC, who will have a tenure of three years.
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
In June 2020, the RBI set up an internal working group to examine and review the extant licensing and regulatory guidelines relating to ownership and control, corporate structure of private sector banks and other related issues. The group submitted its report in October 2020, and some of the key recommendations were as follows: (i) the cap on promoters’ stakes over the course of 15 years may be raised from the current level of 15.0 percent to 26.0 percent of the paid-up voting equity share capital of the bank; (ii) the RBI may introduce regulations in relation to the issuance of ADRs and GDRs by banks, which ensure that such issuances are not used by dominant shareholders to indirectly enhance their voting power, including mandating prior approval by the RBI before entering into agreements with depositories, requiring a provision in the depository agreement assigning no voting rights to depositories and a mechanism for disclosure of the details of the ultimate depository receipt holders so that indirect holdings can be disclosed along with direct holdings; (iii) large corporate/industrial houses may be allowed as promoters of banks only after necessary amendments to the Banking Regulations Act; (iv) NOFHCs should continue to be the preferred structure for all new licenses to be issued for universal banks (however, NOFHC structures should be mandatory only in cases where the individual promoters, promoting entities and converting entities have other group entities); and (v) listing requirements for small finance banks, payments banks and universal banks.
By a press release dated November 2021 (the “November 2021 Press Release”), the RBI accepted a few recommendations suggested by the internal working group in the report dated October 2020. One of the recommendations that was accepted with modifications, was the adjustment of initial capital requirements for new banks: (i) for universal banks from Rs. 5.0 billion to Rs. 10.0 billion; (ii) for SFBs from Rs. 3.0 billion to Rs. 2.0 billion; and (iii) for urban co-operative banks (“UCBs”) transiting to SFBs from Rs. 1.0 billion to Rs. 1.5 billion initial paid-up voting equity share capital/net worth, which has to be further increased to Rs. 3.0 billion (presently, Rs. 2.0 billion) within five years. The amendments to the extant guidelines have not yet been notified as of the date of this annual report, but all the stakeholders are to be guided by the decisions in the report in the interim.
In April 2024, the RBI issued a circular on “Voluntary Transition of Small Finance Banks to Universal Banks”. The circular prescribed that small finance banks are eligible to transition to universal banks upon fulfillment of certain requirements such as, among others, meeting specified minimum net worth/paid-up share capital requirements, having a satisfactory track record for five years as a small finance bank and complying with the RBI’s due diligence exercise.
On January 16, 2023, the RBI issued the Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023, which are to be read in conjunction with the Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies issued by the RBI on the same date (together, the “2023 Bank Shareholding Directions”). The 2023 Bank Shareholding Directions prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The objective of the 2023 Bank Shareholding Directions is to ensure that the ultimate ownership and control of banking companies are well diversified and that the “major shareholders” of banking companies are “fit and proper” on a continuing basis. Any person who intends to make an acquisition which is likely to result in major shareholding in the Bank would require prior approval of the RBI. The RBI would undertake its own due diligence to assess the “fit and proper” status of the acquirer and may decide to: (i) accord or deny permission to acquire shareholding in the Bank; or (ii) accord permission for acquisition of a lower quantum of aggregate holding than the one applied for. Such decision of the RBI would be binding on the acquirer and the Bank. The RBI may further impose conditions on the acquirer and the Bank while granting such approval as deemed fit. According to the updated guidelines, the ceiling on voting rights remains unchanged at 26.0 percent. For further details, see “
Risk Factors
—
Risks Relating to Our Industry
—
The RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us which could restrict the growth of our business and operations
” and “
Risk Factors
—
Risks Relating to Our Industry
—
We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry and that facilitate the entry of new banks in the private sector, which could cause us to lose existing business or be unable to compete effectively for new business.
”

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
On April 7, 2014, the RBI introduced a new category of NBFCs called NOFHCs and, accordingly, amended the Non-Banking Financial (Non-Deposit Accepting or Holding) Companies Prudential Norms (Reserve Bank) Directions, 2007. The RBI directions define a NOFHC as a non-deposit taking NBFC that holds the shares of a banking company and the shares of all other financial services companies in its group, whether regulated by the RBI or by any other financial regulator, to the extent permissible under the applicable regulatory prescriptions.
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
In a report submitted by the internal working group of the RBI in October 2020, certain recommendations were made relating to NOFHCs, including: (i) NOFHCs should continue to be the preferred structure for all new licenses to be issued for universal banks (however, NOFHC are mandatory only in cases where the individual promoters, promoting entities and converting entities have other group entities); (ii) while banks licensed before 2013 may move to an NOFHC structure at their discretion, once the NOFHC structure attains a tax-neutral status, all banks licensed before 2013 must move to the NOFHC structure within five years from announcement of tax-neutrality; (iii) until the NOFHC structure is made feasible and operational, the concerns with regard to banks undertaking different activities through subsidiaries, joint ventures or associates should be addressed through suitable regulations; and (iv) banks currently under the NOFHC structure may be allowed to exit from such a structure if they do not have other group entities in their corporate structure.
In the November 2021 Press Release, the RBI clarified that where the NOFHC structure is mandatory, the promoters/promoting entities should be eligible to set up a Universal Bank/Small Finance Bank.
Scale Based Regulation—A Revised Regulatory Framework for NBFCs
On October 22, 2021, the RBI issued the Scale Based Regulation: A Revised Regulatory Framework for NBFCs (“SBR Framework”) that came into effect from October 1, 2022. Pursuant to the SBR Framework, NBFCs are categorized in four layers based on their size, activity, and perceived weakness. The four layers are as follows—(a) NBFC-Base Layer (“NBFC-BL”); (b) NBFC-Middle Layer (“NBFC-ML”); (c) NBFC–Upper Layer (“NBFC-UL”); and (d) NBFC–Top Layer (“NBFC-TL”).
NBFC – BL comprises (a) non-deposit taking NBFCs below the asset size of Rs. 10 billion; and (b) NBFCs undertaking the following activities: (i) NBFC-Peer to Peer Lending Platform; (ii) NBFC-Account Aggregator; (iii) Non-Operative Financial Holding Company; and (iv) NBFCs not availing public funds and not having any customer interface. NBFC-ML consists of (a) all deposit taking NBFCs, irrespective of asset size; (b) non-deposit taking NBFCs with asset size of Rs. 10 billion and above; and (c) NBFCs undertaking the following activities: (i) Standalone Primary Dealers; (ii) Infrastructure Debt Fund—Non-Banking Financial Companies; (iii) Core Investment Companies; (iv) Housing Finance Companies; and (v) Infrastructure Finance Companies. NBFC–UL is identified by the RBI from time to time as warranting enhanced regulatory requirements based on parameters set out in the SBR Framework. Currently, there are no NBFCs in the NBFC-TL; however, the RBI may move some NBFCs to the top layer if there is a substantial increase in the potential systemic risk from specific NBFCs in the NBFC-UL.

On September 14, 2023, the RBI identified 15 NBFCs as NBFC–ULs, including HDBFSL. The Bank holds a 95.2 percent stake in HDBFSL. The SBR Framework prescribes additional requirements for NBFC-ULs, including that the NBFCs falling in the NBFC-UL category must be mandatorily listed within three years of identification as NBFC-ULs. See “
Risk Factors—Legal and Regulatory Risks—Our subsidiary, HDBFSL, will be required to make an initial public offering as per the requirements of the SBR Framework, which could divert management resources and may not yield expected returns.
”
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
The RBI, with effect from September 19, 2013, granted general permission to domestic scheduled commercial banks like us to open banking outlets in Tier 1 to Tier 6 centers, subject to reporting to the RBI and prescribed conditions such as (i) at least 25.0 percent of the total number of banking outlets opened during the fiscal year must be opened in unbanked rural (Tier 5 and Tier 6) centers, which are defined as centers that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions; and (ii) the total number of banking outlets opened in Tier 1 centers during a fiscal year cannot exceed the total number of banking outlets opened in Tier 2 to Tier 6 centers and all centers in the north eastern states of India and the state of Sikkim. The RBI also permitted banks to open banking outlets in Tier 1 centers over and above the number permitted in accordance with the paragraph above, as an incentive for opening more banking outlets in underbanked districts of underbanked states, subject to specified conditions.
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
vis-à-vis
Basel I.
In May 2012, the RBI released guidelines on implementation of Basel III capital regulations in India with effect from April 1, 2013. The RBI generally issues and updates the master circular on “Basel III Capital Regulations” consolidating all relevant guidelines on Basel III, with the most recent Master Circular being issued on April 1, 2024. The key items covered under these guidelines include: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) grading the enhancement of the total capital requirement; (iv) introducing a capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes in the Basel III capital regulations is that the Tier I capital predominantly consists of common equity of the banks, which includes common shares, reserves and stock surplus. Innovative instruments and perpetual non-cumulative preference shares are not considered a part of Common Equity Tier-I (“CET-I”) capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-CET-I and Tier II capital instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Under the Basel III capital regulations, the capital funds of a bank are classified into CET-I, Additional Tier I (“AT-I”) and Tier II capital. Tier I capital comprises, among others, CET-I and AT-I, and provides the most permanent and readily available support against unexpected losses.
CET-I capital comprises, among others, paid-up equity capital, stock surplus (share premium), reserves consisting of any statutory reserves, capital reserves and revaluation reserves, subject to certain conditions. By its circular dated March 1, 2016, the RBI allowed banks, at their discretion, to include foreign currency translation reserves arising due to the translation of financial statements of their foreign operations in terms of Accounting Standard (“AS”) 11 as CET-I capital at a discount of 25.0 percent, subject to certain conditions. Further, the RBI permitted deferred tax assets which relate to timing differences (other than those related to accumulated losses) to be recognized in the CET-I capital up to 10.0 percent of a bank’s CET-I capital, at the discretion of banks (instead of full deduction from CET-I capital), subject to certain terms and conditions.
AT-I capital comprises, among others, perpetual non-cumulative preference shares and debt capital instruments eligible for inclusion as AT-I capital. Regulatory adjustments/deductions such as equity investments in financial subsidiaries (in accordance with the directions of the RBI), intangible assets, deferred tax assets (in the manner and to the extent, specified by the RBI), gaps in provisioning and losses in the current period and those brought forward from the previous period were required to be deducted from CET-I capital in a phased manner and fully deducted therefrom by March 31, 2017. Capital instruments, which no longer qualified as non-CET-I capital or Tier II capital, were phased out beginning January 1, 2013, and completely derecognized from regulatory capital by March 31, 2022.
Tier II capital consists of, among others, revaluation reserves at a discount of 55.0 percent, general provisions and loss reserves (allowed up to a maximum of 1.25 percent of the total credit risk-weighted assets), preference shares capital instruments (which combine features of both equity and debt securities) such as perpetual cumulative preference shares, redeemable non-cumulative preference shares and redeemable cumulative preference shares, and debt capital instruments (which should be fully paid up, with a fixed maturity of minimum five years and should not contain clauses that permit step-ups or other incentives to redeem). In its circular dated March 1, 2016, the RBI stated that revaluation reserves arising out of a change in the carrying amount of a bank’s property consequent to its revaluation may, at the discretion of the bank, be considered as CET-I capital. As of January 1, 2013, capital instruments which are not Basel III compliant (such as capital debt instruments with step-ups) are being phased out in a gradual manner (at a rate of 10.0 percent per year). In April 2018, the RBI advised all banks to create an Investment Fluctuation Reserve (the “IFR”) with effect from fiscal year 2019, with a view to building up adequate reserves to protect against an increase in yields in the future. The IFR is eligible for inclusion in Tier II capital, and in March 2020, the RBI clarified that there is no ceiling on the percentage of IFR which may be included as part of Tier II capital.
In September 2014, the RBI reviewed its guidelines on the Basel III capital regulations with a view to facilitate issuance of non-equity regulatory capital instruments by banks under the Basel III framework. Accordingly, certain specific eligibility criteria of such instruments were amended. These amendments were also intended to incentivize investors and to increase the investor base.

In February 2024, the RBI notified the “Capital Adequacy Guidelines – Review of Trading Book” to amend capital adequacy guidelines in alignment with the RBI Master Directions on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks, 2023, which inter alia
provide a clearly identifiable trading book under the ‘Held for Trading (HFT)’ accounting sub-classification and introduce an AFS reserve that, effective April 1, 2024, is considered part of regulatory capital.
The Basel III capital regulations require banks to maintain a minimum CET-I capital ratio of 5.5 percent, a minimum Tier I capital ratio of 7.0 percent and a capital conservation buffer of 2.5 percent of its risk-weighted assets with the minimum total capital adequacy ratio of 9.0 percent of its risk-weighted assets. The transitional arrangements for the implementation of Basel III capital regulations in India began from April 1, 2013, and the guidelines were to be fully phased-in and implemented as of March 31, 2019. In January 2019, the RBI decided to defer the implementation of the last tranche of the capital conservation buffer from March 31, 2019 to March 31, 2020. In response to the COVID-19 pandemic, the RBI implemented the last tranche of the capital conservation buffer effective October 1, 2021. In December 2021, the RBI gave general permission to banks (other than foreign banks, SFBs, payment banks and RRBs), which meet the regulatory capital requirements, to contribute capital to overseas branches and subsidiaries, retain profits in them and repatriate or transfer profits therefrom with the approval of their respective board of directors, but without having to obtain prior approval from the RBI.
Risk-adjusted assets considered for determining the capital adequacy ratios are the aggregation of risk-weighted assets of credit risk, market risk and operational risk.
Credit risk
In respect of credit risk, the risk-adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk-weighted total of certain funded and non-funded exposures. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight and/or conversion factor to arrive at risk-adjusted values of assets and off-balance sheet items. Standby letters of credit and general guarantees are treated similarly to funded exposures and are subject to a 100.0 percent credit conversion factor. The credit conversion factor for certain off-balance sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50.0 percent, while that for short-term self-liquidating trade-related contingencies, such as documentary credits collateralized by the underlying shipments, is 20.0 percent. The credit conversion factor for other commitments like formal standby facilities and credit lines is either 20.0 percent or 50.0 percent, based on the original maturity of the facility. Differential risk weights for credit exposures linked to their external credit rating or asset class have been prescribed.
The RBI has prescribed a matrix of risk weights varying from 35.0 percent to 75.0 percent (revised to a maximum of 50.0 percent for loans sanctioned on or after June 7, 2017) for individual housing loans based on the size of the loan and the loan-to-value ratios. In October 2020, as a countercyclical measure, the RBI decided to rationalize the risk weights, irrespective of the amount. The risk weights for all new housing loans to be sanctioned on or after October 16, 2020 and up to March 31, 2022 would be required to be 35.0 percent for the loan to value ratio of less than and equal to 80.0 percent, and 50.0 percent for loan to value ratio of greater that 80.0 percent and less than and equal to 90.0 percent. In April 2022, this rationalization was extended to loans sanctioned up to March 31, 2023. In relation to the retail portfolio, retail claims were required to be assigned a risk-weight of 75.0 percent, except as provided otherwise by the RBI for non-performing assets. “Low value of individual exposures” was one of the four qualifying criteria which prescribed that the maximum aggregated retail exposure to one counterparty must not exceed the absolute threshold limit of Rs. 50.0 million. In order to reduce the cost of credit for this segment, which consists of individuals and small businesses (
i.e.
, with turnover of up to Rs. 500.0 million), and also to harmonize the maximum exposure limit with the existing RBI regulations on the Basel III framework, the RBI increased threshold limit for aggregated retail exposure to a counterparty to Rs. 75.0 million from October 12, 2020. The risk weight of 75.0 percent would apply to all fresh exposures and also to existing exposures where incremental exposure may be taken by the banks up to the revised limit of Rs. 75.0 million. The risk weight for capital markets exposure and venture capital funds (“VCF”) remains constant at 125.0 percent and 150.0 percent, respectively. Other loans and credit exposures are risk-weighted based on their ratings or turnover.
Previously, consumer credit, including personal loans, but excluding credit card receivables, carried a risk weight of 100.0 percent. On November 16, 2023, the RBI increased the risk weights in respect of consumer credit exposure of commercial banks (outstanding as well as new), including personal loans, but excluding housing loans, education loans, vehicle loans and loans secured by gold and gold jewelry, by 25.0 percentage points to 125.0 percent. The circular also requires banks to review their extant sectoral exposure limits for consumer credit and put in place, if not already there, board approved limits in respect of various sub-segments under consumer credit as may be considered necessary by the boards as part of prudent risk management. In particular, limits must be prescribed for all unsecured consumer credit exposures. Banks were required to comply with these instructions before February 29, 2024.

The risk weight for credit card receivables has been increased by 25.0 percentage points to 150.0 percent. Previously, the exposure of banks to NBFCs, excluding core investment companies, were also risk weighted as per the ratings assigned by accredited external credit assessment institutions (“ECAIs”). The RBI has also increased the risk weights on such exposures by 25.0 percentage points (over and above the risk weight associated with the given external rating) in all cases where the risk weight of NBFCs is below 100.0 percent. For this purpose, loans to HFCs, and loans to NBFCs which are eligible for classification as priority sector in terms of the extant instructions are excluded. Further, all top-up loans extended by banks against movable assets which are inherently depreciating in nature, such as vehicles, are now required to be treated as unsecured loans for credit appraisal, prudential limits and exposure purposes.
The RBI has also prescribed detailed guidelines for the capital treatment of securitization exposures under the RBI Master Directions on Securitisation of Standard Assets, 2021, as updated from time to time. In September 2022, the RBI made a risk weight of zero percent applicable in respect of exposures guaranteed under any existing or future schemes launched by the Credit Guarantee Fund Trust for Micro and Small Enterprises or the Credit Risk Guarantee Fund Trust for Low Income Housing, and for individual schemes under the National Credit Guarantee Trustee Company Limited, subject to certain conditions. Previously, the RBI had permitted banks to derive risk weights for their unrated exposures based on the ratings available for a specific rated debt, subject to the condition that (i) the bank’s facility ranks pari passu
or senior to the specific rated debt in all respects and (ii) the maturity of the unassessed claim is not later than the maturity of the rated claim. These bank loan ratings were to be published by ECAIs. In October 2022, the RBI advised that a bank loan rating, without ECAIs having disclosed the name of the banks and the corresponding credit facilities rated by them, will not be eligible for being reckoned for capital computation by banks. Banks must treat such exposures as unrated and assign applicable risk weights.
Market risk
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
In order to align the RBI regulations for banks with the Basel III standards, the RBI in February 2023 released the “Draft Guidelines on Minimum Capital Requirements for Market Risk—under Basel III” for comments of stakeholders and members of the public. These guidelines form a part of the updated Basel III capital regulations under the heading “
Capital Charge for Market Risk”
issued by the RBI in April 2024 and have now come into effect. Among other things, the guidelines seek to address the issues involved in computing capital charges for interest rate-related instruments in the trading book, equities in the trading book and foreign exchange risk (including gold and other precious metals) in both trading and banking books.
Operational risk
The RBI requires banks in India to compute the capital requirements for operational risk under the “Basic Indicator Approach”. Under this approach, banks must hold capital for operational risk equal to the average over the previous three years of a fixed percentage of positive annual gross income. The Basel Committee on Banking Supervision (the “BCBS”) has set this percentage at 15.0 percent, which has been followed by the RBI. On June 26, 2023, the RBI issued a Master Direction on Minimum Capital Requirements for Operational Risk. These directions aim at replacing the existing approaches,
i.e.
, the basic indicator approach, the standardized approach/alternative standardized approach and the advanced measurement approach, for measuring minimum operational risk capital requirements, by a new “Standardized Approach”. These directions are not yet in effect as of the date of this annual report. The effective date for their implementation will be communicated separately by the RBI. Until then, the minimum operational risk regulatory capital requirements are computed in accordance with the instructions contained Master Circular–Basel III Capital Regulations.
Investments in Alternative Investment Funds (“AIFs”)
In December 2023, the RBI issued a circular on “Investment in Alternative Investment Funds”. Pursuant to the circular, a bank cannot undertake downstream investment in an AIF which has any form of downstream investment in any company in which the bank has or had had loan or investment exposure during the preceding 12 months. In case the bank has undertaken downstream investment in such AIF, the bank is required to liquidate its investments. The circular describes the meaning of ‘subordinated exposure’ and ‘priority distribution model’. Further, the circular requires any investment by banks in subordinated units of AIFs with a ‘priority distribution model’ to be subjected to full deduction from the bank’s capital funds. In March 2024, the RBI clarified that any proposed deduction of the capital in relation to investment in subordinated units must take place equally from Tier—I and Tier—II capital. See also
“Supervision and Regulation—I. Regulations Governing Banking Institution—Loan Loss Provisions and Non-Performing Assets—Provisioning in case of investments in AIFs”
.

Domestic Systemically Important Banks
In July 2014, the RBI released a framework for dealing with D-SIBs. The D-SIB framework requires that the RBI disclose the names of banks designated as D-SIBs. Banks identified as systemically important based on their size, interconnectedness in the financial system, complexity and lack of readily available substitutes or financial infrastructure would be required to maintain additional CET-I capital ranging from 0.2 percent to 1.0 percent of risk-weighted assets (“RWAs”). D-SIBs were able to implement the increased capital requirement in a phased manner from April 2016 to April 2019. Our Bank was classified as a domestic systemically important bank by the RBI during fiscal year 2018. The higher capital requirements under the bucketing structure, as provided in the D-SIB Framework, in the form of additional CET-I, were phased in beginning on April 1, 2018, and became fully effective from April 1, 2019. In its press release dated January 2, 2023, the RBI confirmed that the Bank continues to be a D-SIB, with an additional CET-I requirement of 0.2 percent through March 31, 2025 (making the Bank’s aggregate capital requirement 11.7 percent. The RBI issued a further updated list of D-SIBs in December 2023. As per the list, the Bank continues to be a D-SIB and will have to comply with the revised CET-1 requirement of 0.4 percent from April 1, 2025. The RBI, in its circular dated June 28, 2019, reduced the minimum leverage ratio from 4.5 percent to 4.0 percent for D-SIBs and 3.5 percent for other banks, with effect from October 1, 2019.
Countercyclical Capital Buffer
In February 2015, the RBI released guidelines for implementation of Countercyclical Capital Buffer (“CCCB”). The CCCB regime requires banks to build up a buffer of capital in good times, which may be used to maintain flow of credit to the real sector in difficult times. It also achieves the broader macro-prudential goal of restricting the banking sector from indiscriminate lending in the periods of excess credit growth that have often been associated with the building up of system-wide risk. While the framework for CCCB has taken effect, the activation of CCCB will take place when notified by the RBI. Some of the key points mentioned in the guidelines are as follows: (i) CCCB may be maintained in the form of CET I capital or other fully loss absorbing capital only, and the amount of the CCCB may vary from zero percent to 2.5 percent of total risk-weighted assets of the banks; (ii) the CCCB decision would normally be pre-announced with a lead time of four quarters; however, depending on the CCCB indicators, the banks may be advised to build up the requisite buffer in a shorter time period; and (iii) banks will be subject to restrictions on discretionary distributions (including dividend payments, share buybacks and staff bonus payments) if they do not meet the requirement on CCCB. The RBI has not activated the CCCB yet and, in its notification dated April 20, 2023, has stated that it is not necessary to activate CCCB at this point in time.
Loan Loss Provisions and Non-Performing Assets
In 2021, the RBI issued guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. Where our consolidated financial statements are prepared in accordance with U.S. GAAP, loan loss provision is made in accordance with ASC 326 and ASC 450 and as described under “
Management’s Discussion and Analysis of Financial Condition and Results of Operations
” and under Note 2i “
Summary of Significant Accounting Policies—Allowance for credit losses
” to our consolidated financial statements. The principal features of the RBI guidelines are set forth below.
In January 2023, the RBI released a discussion paper on “Introduction of Expected Credit Loss Framework for Provisioning by Banks”. The proposed framework includes certain key requirements pursuant to which banks would (i) have to classify financial assets (primarily loans, including irrevocable loan commitments, and investments classified as “held-to-maturity” or “available-for-sale”) into one of three categories (Stage 1, Stage 2 and Stage 3), depending upon each asset’s assessed credit losses at the time of initial recognition as well as on each subsequent reporting date; and (ii) make necessary provisions. According to the paper, sufficient time will be provided for implementation of such framework. In order to enable a seamless transition and as permitted under the Basel guidelines, banks would be provided with an option to phase out the effect of increased provisions on CET-I capital over a maximum period of five years. In October 2023, the RBI constituted an external working group on the “Expected Credit Loss Based Framework for Provisioning by Banks” topic, in order to get independent inputs on some of the technical aspects having a bearing on the significant transition involved from the current “incurred loss-based provisioning” regime to expected credit loss-based provisioning.
Non-Performing Assets
According to the RBI’s “Master Circular on Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances” (as updated on April 2, 2024), an asset, including a leased asset, becomes a non-performing asset (“NPA”) when it ceases to generate income for the bank.
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

•
the amount of a liquidity facility remains outstanding for more than 90 days, in respect of securitization transactions undertaken in accordance with the RBI (Securitisation of Standard Assets) Directions, 2021; or

•
in respect of derivative transactions, the overdue receivables representing the positive mark-to-market value of a derivative contract, if remain unpaid for a period of 90 days from the specified due date for payment.

Effective March 31, 2022, the RBI has directed that banks should classify an account as an NPA only if the interest imposed at specified rests remains overdue for more than 90 days.
“Overdue”
Any amount due to the Bank under any credit facility is “overdue” if it is not paid on the due date fixed by the Bank. Borrower accounts must be flagged as overdue by banks as part of their day-end processes for the due date, irrespective of the time when such processes are run. In November 2021 the RBI clarified that the exact dates for repayment of the loan, the frequency of payment, the breakup between principal and interest and examples of SMA/NPA classification, among other aspects, must be specified in the loan agreement and that the borrower must be apprised of the same at the time of loan sanction and also at the time of any subsequent changes to the sanction terms/loan agreement until full repayment of the loan. For new loans, these rules required compliance by December 31, 2021; for existing loans, compliance with the rules must be ensured at the time of review/renewal.
“Out-of-Order” Status
An OD/CC account is treated as “out-of-order” if the outstanding balance remains continuously in excess of the sanctioned limit/drawing power for 90 days. In circumstances where the outstanding balance in the CC/OD account is less than the sanctioned limit/drawing power, but (i) there are no credits continuously for a period of 90 days; or (ii) the credits are not sufficient to cover the interest debited during the previous 90-day-period (including the day for which the day end process is being run), these accounts should be treated as “out-of-order”. The definition of “out of order” is applicable to all loan products being offered as an overdraft facility, including those which are not meant for business purposes or which have no credits other than interest repayments.
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
There are separate asset classification guidelines that apply to projects under implementation before the commencement of their commercial operation.

In September 2020, the RBI directed Indian banks to put in place or upgrade their systems by June 30, 2021, in order to ensure the completeness and integrity of the automated asset classification (classification of advances and investments as NPA/NPI), provisioning calculation and income recognition processes.
Restructured Assets
The RBI has issued prudential norms on the restructuring of advances by banks. The guidelines essentially deal with the norms and conditions whose fulfillment is required to maintain the category of the restructured account as a “standard asset”. A standard asset can be restructured by rescheduling principal repayments and/or the interest element, subject to compliance with certain conditions, but must be separately disclosed as a restructured asset.
Pursuant to guidelines issued by the RBI in May 2013, the regulatory forbearance regarding asset classification on restructured accounts that had applied until then was withdrawn for all restructurings with effect from April 1, 2015. Since then, in case of a restructuring, accounts classified as “standard” must be immediately downgraded to non-performing assets,
i.e.
, “sub-standard”, with the exception of provisions related to changes in “Date of Commencement of Commercial Operations” (“DCCO”) in respect of infrastructure as well as non-infrastructure project loans. The RBI in its circular dated February 7, 2020, issued further guidelines regarding the deferment of the DCCO for projects in the non-infrastructure and commercial real estate (“CRE”) sectors, and clarified that deferment in certain instances will not be treated as restructuring. Once restructuring is complete, NPAs continue to have the same asset classification as they did prior to restructuring. The RBI has also specified guidelines regarding asset classification upgrades.
The RBI released draft guidelines on “Prudential Framework for Income Recognition, Asset Classification and Provisioning Pertaining to Advances—Projects Under Implementation” in May 2024 to strengthen the extant regulatory framework.
Resolution of Stressed Assets
In April 2024, the RBI issued the Master Circular on Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances, which consolidated the Reserve Bank of India (Prudential Framework for Resolution of Stressed Assets) Directions, 2019. In 2019, the RBI replaced the erstwhile framework for the resolution of stressed assets (including the framework for revitalizing distressed assets, the joint lenders forum mechanism, strategic debt restructuring, and the scheme of sustainable structuring of stressed assets).
As per the updated guidelines, lenders must recognize incipient stress in loan accounts immediately on default by classifying such assets under special mention accounts (“SMA”) as per the categories prescribed under the circular. The duration for which the principal or interest is overdue (
i.e.
, 30-90 days) determines the relevant sub-category. The instructions on SMA classification of borrower accounts are applicable to all loans, except for agricultural advances governed by crop season-based asset classification norms. Loans classified as NPAs may be upgraded as “standard assets” only after the arrears of interest and principal have been paid by the borrower in full. Lenders must put in place policies approved by their board of directors for the resolution of stressed assets, including the timelines for such resolution, and they are expected to implement the resolution plan before default occurs. However, if a default occurs, lenders have a review period of 30 days within which their resolution strategy must be decided. The RBI guidelines provide the timelines within which the banks are required to implement the resolution plan, depending on the aggregate exposure of the borrower to the lender. For large accounts with the aggregate exposure of the lenders being Rs. 15 billion or more, the RBI has specified that the resolution plan must be implemented within 180 days from the end of the review period. If implementation of the resolution plan is delayed, then the lenders are required to make an additional provision of 20.0 percent of the total outstanding. This additional provision is required to be made over and above the following, subject to the aggregate provisions being capped at 100 percent of the total amount outstanding: (i) the provisions already held and (ii) the provisions required to be made as per the asset classification status of the borrower account. Lenders are required to make appropriate disclosures of implemented resolution plans in their financial statements under “Notes on Accounts”.
Provisioning in case of investments in AIFs
If a bank is unable to liquidate its investments, then it must make a 100.0 percent provision of such investments. In March 2024, the RBI clarified that any provisioning related to the investments would be required only to the extent such investment by the bank in the AIF scheme is further invested by the AIF in the debtor company. See also “
—Capital Adequacy Requirements—Investments in Alternative Investment Funds (“AIFs”)”.

Framework for Compromise Settlements and Technical Write-offs
On June 8, 2023, the RBI issued a regulatory framework governing compromise settlements and technical write-offs, which will be applicable to all regulated entities. The framework defines compromise settlement as a negotiated arrangement to fully settle the borrower’s claims, involving a sacrifice of the amount due from the borrower by regulated entities. Technical write-off refers to cases where the non-performing assets remain outstanding at borrowers’ loan account level, but are written off by the regulated entity for accounting purposes without waiving claims against the borrower and without prejudice to the recovery of such claims. The framework requires the regulated entities to have a board-approved policy which lays down the process to be followed when undertaking compromise settlements and technical write-offs. Among other things, the framework provides that:

(i)
compromise settlements where the time for payment of the agreed settlement amount exceeds three months will be treated as restructurings, as defined in the “Prudential Framework on Resolution of Stressed Assets” dated June 7, 2019, issued by the RBI; and

(ii)	in case of partial technical write-offs, the prudential requirements in respect of residual exposure, including provisioning and asset classification, will be with reference to the original exposure.
Fair Lending Practice—Penal Charges in Loan Accounts
The RBI notified certain instructions in relation to “Fair Lending Practice–- Penal Charges in Loan Accounts” dated August 18, 2023 (the “Fair Lending Guidelines”), which were originally proposed to come into effect on January 1, 2024 but the RBI extended this timeline and the Fair Lending Guidelines came into effect on April 1, 2024. As per the Fair Lending Guidelines, inter alia
, banks may not introduce any additional component to the rate of interest and are required to formulate a board approved policy on penal charges or similar charges on loans. These instructions do not, however, apply to credit cards, external commercial borrowings, trade credits and structured obligations which are covered under product specific directions. Further, in the case of existing loans, the switchover to the new penal charge regime must be implemented on the next review or renewal date falling on or after April 1, 2024, but not later than June 30, 2024.
Act Relating to Recovery of NPAs
As a part of the financial sector reforms, the Government introduced the SARFAESI Act. The SARFAESI Act provides banks and other lenders with increased powers in the recovery of the collateral underlying NPAs. In September 2023, the RBI issued instructions on “Display of information—Secured assets possessed under the SARFAESI Act, 2002
”
that came into effect in March 2024. As per these instructions, the Bank is required to disclose the details of the secured assets of its borrowers that are in its possession.
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
The RBI introduced incremental provisioning requirements with effect from April 1, 2014, for banks’ exposures to entities with unhedged foreign currency exposure (“UFCE”). Banks are required to collect specific information from their customers and assess the extent to which a customer is exposed to unhedged foreign currency on account of volatility in the exchange rate of the rupee vis-à-vis
foreign currencies and calculate the incremental provisions based on the methodology prescribed by the RBI. In October 2022, the RBI reviewed all existing guidelines in relation to UFCE and issued the Reserve Bank of India (Unhedged Foreign Currency Exposure) Directions, 2022. These directions came into force on January 1, 2023, and apply to all commercial banks excluding Payments Banks and Regional Rural Banks (as defined by the RBI). Among other things, these directions clarify the definition of “entities” for which banks must assess UFCE.

The RBI has encouraged banks to make provisions at higher rates in respect of advances to stressed sectors of the economy, and advised banks to (i) put in place a board-approved policy for making provisions for standard assets at rates higher than the regulatory minimum based on evaluation of risk and stress in various sectors; and (ii) review, at least on a quarterly basis, the performance of various sectors of the economy, to which the bank has an exposure, to evaluate the present and emerging risks and stress therein. The review may include quantitative and qualitative aspects as well as sector specific parameters.
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
Provisioning Coverage Ratio
With a view to ensuring counter-cyclical provisioning in the banking system, the RBI mandated that banks should augment their provisioning cushions consisting of specific provisions against NPAs as well as floating provisions (to the extent not used at Tier II capital) and ensure that their total Provisioning Coverage Ratio (“PCR”), including the above floating provisions, is not less than 70.0 percent as of September 30, 2010. Under the current regime, (i) the PCR of 70.0 percent may be computed with reference to the gross NPA position in the relevant banks as of September 30, 2010; (ii) the surplus of the provision under PCR over the amount required by the guidelines would be treated as a “countercyclical provisioning buffer”; and (iii) banks may utilize up to a prescribed percentage of the countercyclical provisioning buffer/floating provisions held by them for making specific provisions for NPAs during periods of system-wide downturn, with prior approval of the RBI. The RBI released a discussion paper on the dynamic loan loss provisioning framework in March 30, 2012. The framework proposes to replace the existing standards of general provisioning and recommends that banks make provisions on their loan book based on historical loss experience for different asset classes. Banks can draw down from dynamic provisions during periods of downturn. The RBI has advised that the dynamic provision framework is expected to be put in place with improvement in the system. However, the framework has not been implemented as of the date of this annual report.

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
In April 2021, the RBI set up a committee to undertake a comprehensive review of the existing legal and regulatory framework applicable to asset reconstruction companies and recommend measures to improve the effectiveness of asset reconstruction companies, in particular the role of asset reconstruction companies in the resolution of distressed assets, including under the Insolvency and Bankruptcy Code 2016. In September 2021, the committee submitted its report, which had recommendations primarily related to acquisition, securitization and reconstruction of financial assets, and liquidity and trading of security receipts. Further recommendations were concerned with governance and transparency, minimum net owned fund requirements, legal topics and taxation topics.
In April 2023, the RBI issued the master circular on asset reconstruction companies, which consolidates instructions and guidelines previously issued by the RBI in relation to asset reconstruction companies.
Guidelines on Sale and Purchase of Non-Performing Assets among Banks, Financial Institutions and Non-banking Financial Institutions
In order to increase the options available to banks for resolving their NPAs and to develop a healthy secondary market for NPAs, in July 2005, the RBI issued guidelines for the purchase and sale of NPAs among banks, financial institutions and NBFCs. In terms of these guidelines, banks’ boards are required to establish policies covering, among others, a valuation procedure to be followed to ensure that the economic value of financial assets is reasonably estimated based on the assessed cash flows arising out of repayment and recovery prospects. Purchases and sales of NPAs must be without recourse to the seller, on a cash basis, with the entire consideration being paid up-front, and after the sale there should not be any known liability devolving on the seller.
Previously, an asset needed to be classified by the seller as non-performing for at least two years to be eligible for sale, and the purchasing bank needed to have held the NPA in its books for at least 15 months before it could sell the asset to another bank. In February 2014, the RBI issued guidelines wherein the requirement of a minimum holding period of two years by the seller in relation to sale transactions with other banks, financial institutions and NBFCs, was removed. These guidelines also reduced the purchasing bank’s holding period requirement to 12 months before it can sell the asset to another bank, financial institution or NBFC. In accordance with these RBI guidelines, the asset cannot be sold back to the original seller.
Further, to incentivize the early sale of NPAs to securitization companies and reconstruction companies, banks were allowed to spread out any shortfall, if the sale value is lower than the net book value, over a period of two years for NPAs sold up to March 31, 2016. In its circular of June 2016, the RBI further extended the dispensation of amortizing the shortfall on the sale of NPAs to securitization companies and reconstruction companies to March 31, 2017. However, in respect of NPAs sold during the period from April 1, 2016 to March 31, 2017, banks could amortize the shortfall over a period of only four quarters from the quarter in which the sale took place.

In January 2023, the RBI released a discussion paper on the securitization of stressed assets. The paper proposed to enable securitization of NPAs through a special purpose entity, similar to the securitization of standard assets. While currently there is no corresponding mechanism for securitization of NPAs through this route, the SARFAESI Act does provide for securitization of NPAs through ARCs, as noted above.
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
In May 2012, the RBI revised the February 2006 guidelines on transfer of assets through securitization and direct assignment of cash flows. These guidelines govern the securitization of debt obligations of a homogenous pool of obligors as well as the direct sale or transfer of a single standard asset. The roles of both the selling and purchasing banks were defined more clearly. All on-balance sheet standard assets except those expressly disallowed in the guidelines are eligible for securitization subject to being held by the originating bank for a minimum holding period. The guidelines also prescribe a minimum retention requirement,
i.e.
, the minimum part of the securitized debts that the originator is required to retain during the term of securitization. Overseas banking outlets of Indian banks cannot undertake securitization in other jurisdictions unless there is a minimum retention requirement in that jurisdiction. These requirements have been established to ensure that the originator exercises due diligence with regard to the securitized assets. The guidelines also establish the upper limit on the total retained exposure of the originator, the disclosures to be made by the originators, and the applicability of capital adequacy and asset classification and provisioning norms to these transactions. The norms also stipulate stress testing and extensive monitoring requirements on the purchased portfolios. Transactions which do not meet the requirements established by the guidelines will be assigned very high-risk weights under capital adequacy norms. The guidelines on transfer of assets through securitization and direct assignment of cash flows do not apply to:

•	transfer of loan accounts of borrowers by a bank to other banks, financial institutions or NBFCs, at the request of the borrower;

•	inter-bank participations;

•	trading in bonds;

•	sale of the entire portfolio of assets consequent upon a decision to exit the line of business completely (which should have the approval of the board of directors of the bank);

•	consortium and syndication arrangements and arrangement under a corporate debt restructuring mechanism; and

•	any other arrangements and transactions specifically exempted by the RBI.
In June 2020, the RBI released a draft framework for the securitization of standard assets and for the sale of loan exposures. The framework proposed to revisit the guidelines for the sale of both standard and distressed loan exposures, and applied to all scheduled commercial banks and NBFCs (including housing finance companies).
In September 2021, the RBI issued master directions on securitization of standard assets and sale of loan exposures. These directions are applicable to all banks, financial institutions, SFBs and NBFCs. The aim of the revised directions was to develop a strong and robust securitization market in India, while incentivizing simpler securitization structures, and to align the regulatory framework with the Basel guidelines on securitization, which became effective on January 1, 2018, and the IFRS requirements. Among other things, the guidelines prescribe minimum retention requirements (“MRR”) based on the maturity of the underlying loan assets and different average maturities for residential mortgage-backed securities (“RMBS”). The directions also prescribe conditions for the transfer of loan assets.

Salient features of the securitization of standard assets are as follows: (i) transactions that result in the issuance of multiple tranches of securities reflecting different credit risks will be treated as securitization transactions and accordingly covered under the securitization guidelines; (ii) a securitization external ratings-based approach has been introduced for calculation of risk weighted assets for credit risk of securitization exposures. For unrated securitization exposures, the lender shall maintain capital charge equal to the actual exposure. A differential credit risk has been prescribed for securitizations under the “standardised approach”; (iii) a special form of securitization, called the “simple, transparent and comparable securitization” (“STC”), has been prescribed with clearly defined criteria and preferential capital treatment; (iv) the definition of securitization has been modified to allow single-asset securitizations; (v) securitization of exposures purchased from other lenders has been allowed; (vi) carve-outs for RMBS in prescriptions regarding minimum holding periods (“MHP”), MRR and reset of credit enhancements have been introduced; and (vii) criteria for transfers of credit risk have been prescribed, which if met will exempt the originator from maintaining capital against the exposures so transferred.
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
In December 2015, the RBI issued guidelines on computing interest rates on advances based on the marginal cost of funds (the “2015 Guidelines”). The 2015 Revised Guidelines were issued with a view to improve transmission of policy rates into bank lending rates, improve transparency in the methodology followed by banks for determining interest rates on advances, and ensure the availability of bank credit at interest rates which are fair to the borrowers as well as the banks. The Master Direction—Reserve Bank of India (Interest Rate on Advances) Directions, 2016 (the “2016 Master Direction”) came into effect from April 1, 2016, pursuant to which all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016, must be priced with reference to the marginal cost of funds-based lending rate system (“MCLR”). Actual lending rates must be determined by adding the components of spread to the MCLR. Banks review and publish their MCLR of different maturities every month on a pre-announced date. The 2016 Master Direction provides that existing loans and credit limits linked to the Base Rate may continue until repayment or renewal. Certain types of loans, including fixed rate loans with tenor over three years and loans linked to a market-determined external benchmark, are exempt from provisions of MCLR. The existing borrowers had the option to move to MCLR-linked loans at mutually acceptable terms.

Since October 1, 2019, all new floating rate personal or retail loans and floating rate loans to micro and small enterprises are required to be linked to an external benchmark. Banks can adopt any of the following benchmarks: (i) RBI policy repo rate, (ii) Government of India 3-Months Treasury Bill yield published by Financial Benchmarks India Private Ltd (“FBIL”), (iii) Government of India 6-Months Treasury Bill yield published by FBIL, and (iv) any other benchmark market interest rate published by FBIL. However, adoption of multiple benchmarks by the same bank is not permitted within a loan category. The RBI in its circular dated February 26, 2020 extended the requirement to link external benchmarks to new floating rate loans granted to medium enterprises, from April 1, 2020.
Directed Lending
Priority Sector Lending
The guidelines on lending to the priority sector are set forth in the RBI Master Directions on Priority Sector Lending (PSL)—Targets and Classification as updated from time to time. The priority sector broadly comprises agriculture, micro, small and medium enterprises (“MSMEs”), export credit, education, housing, social infrastructure, renewable energy, and others subject to certain limits.
The priority sector lending targets are linked to the adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBE”), whichever is higher, as on the corresponding date of the previous year. Domestic banks and foreign banks having 20 or more branches in India are required to achieve total priority sector lending equivalent to 40.0 percent of their ANBC or CEOBE, whichever is higher. Of the total priority sector advances, agricultural advances are required to be 18.0 percent of ANBC or CEOBE, whichever is higher. Advances to weaker sections were required to be 11.5 percent of ANBC or CEOBE for fiscal year ended March 31, 2023, whichever is higher, and 12.0 percent of ANBC or CEOBE for fiscal year ended March 31, 2024, whichever is higher. Within the 18.0 percent target for agriculture, a target of 9.5 percent and 10.0 percent of ANBC or CEOBE, whichever is higher, was prescribed for small and marginal farmers for the fiscal year ended March 31, 2023 and fiscal year ended March 31, 2024, respectively. The targets for small and marginal farmers, and weaker sectors were implemented in a phased manner through fiscal year 2024. Banks have also been directed to ensure that their overall direct lending to non-corporate farmers does not fall below the system-wide average of the achievements over the last three years (which will be notified by the RBI at the beginning of each year; the percentage applicable to fiscal year 2023 was 13.78 percent). The target for micro enterprises is set at 7.5 percent.
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
Scheduled commercial banks (excluding SFBs, RRBs, UCBs and local area banks (“LABs”)) are permitted to co-lend with all registered NBFCs (including housing finance companies) for lending to the priority sector.
Banks are required to ensure compliance with priority sector lending targets on a quarterly basis. Domestic scheduled commercial banks having a shortfall in lending to priority sector targets are allocated amounts for contribution to the Rural Infrastructure Development Fund established with the National Bank for Agriculture and Rural Development or funds with other financial institutions, as may be decided by the RBI, as and when funds are required by them. The interest rates on banks’ contributions to these schemes and periods of deposits, among other things, are fixed by the RBI from time to time. Additionally, as per RBI guidelines, non-achievement of priority sector targets and sub-targets is taken into account by the RBI when granting regulatory clearances and approvals for various purposes. While computing priority sector achievement, a simple average of all quarters will be arrived at and considered for computation of overall shortfall/excess at the end of the year. Since fiscal year 2022, the RBI assigns weightages to incremental priority sector credit in identified districts. A higher weight (125.0 percent) will be assigned in the identified districts where the credit flow is comparatively lower and a lower weight (90.0 percent) will be assigned in the identified districts where the credit flow is comparatively higher. This will be valid for up to fiscal year 2024 and will be reviewed thereafter. The districts not further specified will continue to have an existing weightage of 100.0 percent.
Further, foreign banks with less than 20 branches are directed to achieve a total priority sector lending target of 40.0 percent of ANBC or CEOBE, whichever is higher, out of which up to 32.0 percent can be in the form of lending for exports and not less than 8.0 percent can be to any other priority sector.

In order to enable banks to achieve the priority sector lending target and sub-targets, the RBI, in its circular dated April 7, 2016, introduced the Priority Sector Lending Certificates (“PSLC”) Scheme. The scheme permits banks to purchase PSLCs in the event of a shortfall from those banks that have achieved a surplus in their priority sector lending targets. There are four kinds of PSLCs:

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
The RBI has permitted bank loans to registered NBFCs (other than MFIs) for on-lending purposes to be classified as priority sector loans, within the relevant categories as outlined above, subject to the condition that a bank’s loans to registered NBFCs (other than MFIs) and HFCs for on-lending purposes will only be permitted up to an overall limit of 5.0 percent of an individual bank’s total priority sector lending. The RBI clarified that a bank’s loan for on-lending will continue to be classified under the priority sector until the date of their repayment or maturity. The RBI also clarified that bank loans made to HFCs for on-lending for the purpose of housing will continue on an on-going basis. Furthermore, existing loans disbursed under the on-lending model will continue to be classified under the applicable priority sector until the date of repayment or maturity.
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
Credit Exposure Limits
As a prudential measure aimed at better risk management and avoiding the concentration of credit risks, the RBI has advised banks to fix limits on their exposure to specific industries and sectors and has prescribed regulatory limits on banks’ exposures to individual borrowers and borrower groups. In addition, banks are also required to observe certain statutory and regulatory exposure limits in respect of advances against or investments in shares, convertible debentures or bonds, units of equity-oriented mutual funds and all exposures to VCFs.
The RBI limits exposure to individual borrowers to not more than 15.0 percent of the capital funds of a Bank and limits exposure to a borrower group to not more than 40.0 percent of the capital funds of a bank. See also “—
Large Exposures Framework
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

The RBI issued the revised Master Circular – Bank Finance to NBFCs in April 2024 pursuant to which banks’ exposures to a single NBFC (excluding gold loan companies) remains restricted to 20.0 percent of their eligible capital base (Tier I capital). Banks’ exposures to a group of connected NBFCs or group of connected counterparties having NBFCs in their respective group will be restricted to 25.0 percent of their Tier I Capital. The exposure of a bank to a single NBFC which is predominantly engaged in lending against collateral of gold jewelry (
i.e.
, such loans comprising 50.0 percent or more of their financial assets), must not exceed 7.5 percent of the bank’s capital funds (Tier I plus Tier II Capital). However, this exposure ceiling may increase by 5.0 percent,
i.e.
, up to 12.5 percent of the banks’ capital funds if the additional exposure is on account of funds lent by such NBFCs to the infrastructure sector. Banks may also consider fixing internal limits for their aggregate exposure to all NBFCs combined.
Exposure includes credit exposure (funded and non-funded credit limits) and investment exposure (including underwriting and similar commitments). The sanctioned limits or outstanding amount, whichever is higher, would be included when arriving at the exposure limit. However, in the case of fully drawn term loans, where there is no scope for re-drawing of any portion of the sanctioned limit, banks may consider the outstanding as the exposure. For the purpose of exposure norms, banks must compute their credit exposures, arising on account of the interest rate and foreign exchange derivative transactions and gold, using the Current Exposure Method. While computing credit exposures, banks may exclude “sold options”, provided that the entire premium or fee or any other form of income is received or realized.
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
In August 2016, the RBI issued a circular imposing certain restrictions on lending by banks to large borrowers. The circular aimed to mitigate the risk posed to the banking system by large loans to single corporate borrowers, and also encourage large corporates with borrowings from the banking system above a cut-off level to tap the market for their working capital and term loan needs. As per the circular, which became effective on April 1, 2017, banks are required to keep exposures to specified borrowers within a normally permitted lending limit (“NPLL”) specified in the circular from the fiscal year succeeding that in which the borrower is identified as a specified borrower. For incremental exposures in excess of the NPLL, banks are required to maintain an additional provision of 3.0 percent on such excess. Additional risk weight of 75.0 percent over and above the applicable risk weight for the exposure to the specified borrower is also required to be maintained by the Bank in case of any incremental exposure. The guidelines define “specified borrowers” as having an aggregate fund-based credit limit (as described in the circular) of over Rs. 250.0 billion at any time during fiscal year 2018; Rs. 150.0 billion at any time during fiscal year 2019; and Rs. 100.0 billion at any time from April 1, 2019, onwards.
In December 2018, the RBI issued guidelines in relation to bank credit to large borrowers. The guidelines stated that borrowers having a fund-based working capital limit of Rs. 1,500.0 million and above from the banking system will need to have a loan component of at least 40.0 percent. Accordingly, such borrowers’ drawings up to 40.0 percent of the total fund-based working capital limits must only be allowed from the loan component, and drawings in excess of this may be allowed as a cash credit facility. These guidelines became effective on April 1, 2019, and with effect from July 1, 2019, the mandatory loan component was revised to 60.0 percent. The RBI also specified that with effect from April 1, 2019, the undrawn portion of cash credit/overdraft limits sanctioned to large borrowers, irrespective of whether unconditionally cancellable or not, were subject to a credit conversion factor of 20.0 percent.
Large Exposures Framework
In June 2019, the RBI issued the revised Large Exposures Framework, which aims to align the exposure norms for Indian banks with BCBS standards. The guidelines came into effect from April 1, 2019, except for certain provisions which came into effect from April 1, 2020. The framework defines “large exposures” and governs banks’ exposures to counterparties. The framework prescribes that the sum of all exposure values of a bank to a single counterparty must not be higher than 20.0 percent of the bank’s available eligible capital base at all times, and that to a group of connected counterparties must not be higher than 25.0 percent of the bank’s available eligible capital base. Tier I capital fulfilling the criteria mentioned in the Basel III guidelines issued by the RBI is required to be considered as eligible capital base for this purpose.

In terms of the Large Exposure Framework, banks’ exposures to a single NBFC are restricted to 20.0 percent of their available eligible capital base. Banks exposures to NBFCs predominantly engaged in lending against gold continue to be governed by limits prescribed in the RBI circular dated May 18, 2012. The RBI, in its circular from February 2021, exempted from the framework lending by foreign sovereigns or their central banks that are (i) subject to a zero percent risk weight under the Basel III guidelines; and (ii) where such lending is denominated in the domestic currency of that sovereign and met out of resources of the same currency. Further, through its circular issued in March 2021, the RBI determined that non-centrally cleared derivatives exposures would continue to be outside the purview of exposure limits until September 30, 2021. Under the Banking Regulation Act, Indian branches of foreign banks are required to maintain minimum paid up capital and reserves, and in order to meet this requirement, deposit with the RBI either cash or unencumbered approved securities. In September 2021, the RBI allowed the Indian branches of foreign banks to include cash and/or encumbered approved securities which has been availed as interest-free funds from the bank’s head office or remittable surplus retained in Indian books of accounts to mitigate/offset the large exposure framework only to their Head office, subject to certain conditions. Foreign banks are allowed to exclude derivative contracts executed prior to April 1, 2019 when computing the derivative exposure of their head offices (including overseas branches). The RBI has also clarified that double counting of the funds placed with the RBI to fulfill the requirement to maintain minimum paid-up capital and reserves under the Banking Regulation Act as both capital and credit risk mitigation is not allowed.
The RBI has issued separate guidelines in relation to the Large Exposure Framework for NBFCs.
Regulations Relating to Capital Market Exposure Limits
The RBI has issued guidelines on financing to participants in the capital markets. These guidelines place a ceiling on the overall exposure of a bank to the capital markets.
The aggregate exposure that a bank has to the capital markets in all forms (both fund- and non-fund-based) must not exceed 40.0 percent of its net worth (both for the stand-alone and the consolidated bank) under Indian GAAP as of March 31 of the previous year. Within this overall ceiling, the bank’s direct investment in shares, convertible bonds/debentures, units of equity-oriented mutual funds and exposure to VCFs must not exceed 20.0 percent of its net worth (both for the stand-alone and the consolidated Bank). Net worth is comprised of the aggregate of paid-up capital, free reserves (including share premium but excluding revaluation reserves), investment fluctuation reserve and credit balance in the profit and loss account, less the debit balance in the profit and loss account, accumulated losses and intangible assets. There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.
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

•	secured and unsecured advances to stockbrokers and guarantees issued on behalf of stockbrokers and market makers;

•	loans sanctioned to companies against the security of shares, bonds, debentures or other securities or on a clean basis for meeting a promoter’s contribution to the equity of new companies;

•	bridge loans to companies against expected equity flows/issues;

•	underwriting commitments taken up by banks in respect of primary issues of shares or convertible bonds or convertible debentures or units of equity-oriented mutual funds;

•	financing to stockbrokers for margin trading;

•	all exposure to VCFs (both registered and unregistered); and

•	irrevocable payment commitments issued by custodian banks in favor of stock exchanges.
As per the RBI circular on “Banks’ Exposure to Capital Market—Issue of Irrevocable Payment Commitments (IPCs)”, the intra-day capital markets exposure of custodian banks issuing Irrevocable Payment Commitments (“IPCs”) will be limited to 30.0 percent of the settlement amount.

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
Regulation Relating to Country Risk Management
The RBI has issued detailed guidelines on country risk management that cover banks’ exposure to those countries to which they have a net funded exposure of 1.0 percent or more of their total assets, which became effective in fiscal year 2005. These guidelines were consolidated in the RBI’s Master Circular on Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances dated April 2, 2024. The countries are categorized into seven risk categories, namely: insignificant, low, moderate, high, very high, restricted and off-credit. Required provisioning is based on exposures exceeding 180 days on a graded scale ranging from 0.25 percent to 100.0 percent. Banks may maintain a lower level of provisioning of 25.0 percent of the requirement in respect of exposures with a contractual maturity of less than 180 days.
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
Repo Directions
In July 2018, the RBI issued the Repurchase Transactions (Repo) (Reserve Bank) Directions, 2018. These directions are applicable to repurchase transactions (repo), excluding repo/reverse repo transactions under Liquidity Adjustment Facility and Marginal Standing Facility. The directions also cover repo contracts where a third entity (known as the Tri-Party Agent) acts as an intermediary between two parties to the repo to facilitate services like collateral selection and payment and settlement.
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

•
Held to maturity (“HTM”) investments compulsorily include: (i) recapitalization bonds received from the Government; (ii) investments in subsidiaries and joint ventures; and (iii) investment in the long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of these bonds must be of seven years at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the HTM category even if the residual maturity falls below seven years subsequently. HTM investments also include any other investments identified for inclusion in this category subject to the condition that such investments cannot exceed 25.0 percent of total investments. Banks are permitted to exceed the limit of 25.0 percent of investments for the HTM category provided the excess is comprised only of investments eligible for the SLR and the aggregate of such investments in the HTM category does not exceed a specified percentage of the prescribed demand and time liabilities.

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

The one-time transfer of securities to/from the HTM category with the approval of the board of directors is permitted to be undertaken at the beginning of the accounting year. Banks have the option to shift excess securities from the HTM category to the ATS/HFT during the quarter in which the HTM ceiling is progressively brought down to the limits as indicated in sub-section 6(iv)(a) of the Master Direction – Classification, Valuation and Operation of Investment Portfolio of Commercial banks (Directions) 2021 dated August 25, 2021 (the “2021 Directions”), as amended from time to time. The transfer of securities from the HTM to the AFS/HFT category is subject to certain conditions, among others: (i) security originally placed under the HTM category at a discount must be transferred to the AFS/HFT category at the acquisition price/book value; (ii) security originally placed under the HTM category at a premium must be transferred to the AFS/HFT category at the amortized cost; and (iii) following the transfer, securities must be immediately re-valued, and resultant depreciation, if any, must be provided.
HTM securities are not marked-to-market and are carried at acquisition cost. Any premium on acquisition of held to maturity securities is amortized.
Depreciation or appreciation for each basket within the AFS categories is aggregated. While net depreciation is provided for, net appreciation in each basket, if any, is not recognized except to the extent of depreciation already provided.
Investments in security receipts or pass-through certificates issued by ARCs or trusts set up by ARCs are valued at the lower of redemption value of the security receipts or the net book value of the underlying financial asset.
Banks are permitted to exceed the limit of 25.0 percent of the total investments under the HTM category; provided that the excess comprises only SLR securities and investments are made by banks under targeted long-term repo operations as specified by the RBI. Currently, the total SLR securities held under the HTM category should not be more than 19.5 percent of Net Demand and Time Liabilities (“NDTL”) as on the last Friday of the second preceding fortnight. Banks were granted a special dispensation until March 31, 2024 enhancing their HTM limit to 23.0 percent of NDTL, for SLR securities acquired between September 1, 2020 and March 31, 2024. The enhanced limit will be restored in a phased manner over three quarters beginning with the quarter ending June 30, 2024.
In January 2022, the RBI released a discussion paper about the review of prudential norms for classification, valuation and operations of investment portfolios of commercial banks. The paper proposes to comprehensively align the prudential framework with global standards, while retaining certain elements considering the domestic context. The Master Direction—Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023 dated September 12, 2023 (the “2023 Investment Portfolio Directions”) came into effect for the accounting period commencing on or after April 1, 2024, and the 2021 Directions now stand repealed. The 2023 Investment Portfolio Directions update the Indian regulatory guidelines in line with global standards and best practices. They introduce, inter alia
, a symmetric treatment of fair value gains and losses, a clearly identifiable trading book under HFT, the removal of the 90-day ceiling on the holding period for HFT investments, the removal of the ceilings on HTM investments, and a requirement for more detailed disclosures on the investment portfolio. All banks were required to reclassify their investment portfolio on or after April 1, 2024, in line with the 2023 Investment Portfolio Directions, as amended from time to time.
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
In September 2014, scheduled commercial banks and primary dealers or bond houses were permitted to execute the sale leg of short sale transactions in relation to government securities in the over the counter market. In its circular dated October 29, 2015, the RBI allowed custodians and banks to short-sell in the government bond market with primary members or individual bank customers, who invest through lenders.

The Short Sale (Reserve Bank) Directions, 2018 came into force with effect from July 26, 2018, allowing certain regulated entities which have the approval of the regulators, to undertake short sales. Under the directions, the maximum amount of a security (face value) that can be short sold are either liquid securities up to 2.0 percent of the total outstanding stock of each security, or Rs. 5,000.0 million, whichever is higher, and other securities up to 1.0 percent of the total outstanding stock of each security, or Rs. 2,500.0 million, whichever is higher. Liquid securities are securities identified and published by the Fixed Income Money Market and Derivatives Association of India (“FIMMDA”)/Financial Benchmarks India Limited (“FBIL”) as a “liquid security” for the purpose of short sale transactions. In January 2023, these directions were made applicable to short sale transactions in dated sovereign green bonds issued by the Government.
Regulations Relating to Deposits
The RBI has permitted banks to independently determine rates of interest offered on fixed deposits. However, banks are not permitted to pay interest on current account deposits. From April 1, 2010, payment of interest on a savings account deposit is calculated on a daily product basis against the previous practice of interest being payable on the minimum balance held in the account during the period from the tenth day to the last calendar day of the month. With effect from October 25, 2011, the RBI permitted banks to offer varying rates of interest on savings deposits of resident Indians subject to the following conditions:

•
each bank has to offer a uniform interest rate on savings bank deposits up to Rs. 0.1 million, irrespective of the amount in the account within this limit. While calculating interest on such deposits, banks are required to apply the uniform rate set by them on end-of-day balance up to Rs. 0.1 million; and

•
for any end-of-day savings bank deposits over Rs. 0.1 million a bank may provide differential rates of interest, if it so chooses, by ensuring that it does not discriminate in interest paid on such deposits, between one deposit and another of similar amount, accepted on the same date, at any of its offices.

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
To achieve greater financial inclusion, banks have been advised by the RBI to offer a basic savings bank deposit (“BSBD”) account without any requirement of minimum balance and without carrying a charge for the stipulated basic minimum services that would make such accounts available as a normal banking service to all. The RBI, in its circular dated June 10, 2019, advised banks to offer the following minimum facilities: (i) deposit of cash at banking outlets as well as ATMs and CDMs, (ii) receipt or payment of monies through any electronic channel or by means of deposit or collection of cheques drawn by the central or state government agencies and departments, (iii) no limit on the number and value of deposits that can be made in a month, (iv) a minimum of four withdrawals in a month, including ATM withdrawal, (v) the provision of ATM cards or ATM-cum-debit cards, and (vi) value-added services in addition to such minimum facilities as described here, including the issuance of cheque books. The holders of BSBD accounts are not eligible to open any other savings bank deposit account in the bank in which such holder maintains a BSBD account. In addition, BSBD accounts are subject to the RBI’s KYC and anti-money laundering requirements for opening bank accounts.
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

On October 26, 2023 the RBI issued instructions on “Non-Callable Deposits—Master Directions on Interest Rate on Deposits”. As per these instructions, banks have been permitted to offer domestic term deposits without a premature withdrawal option, provided that all term deposits accepted from individuals (held singly or jointly) for an amount of Rs. 10.0 million and below shall have premature-withdrawal-facility. Previously, the minimum amount for non-callable term deposits was Rs 1.5 million. Further, banks have also been permitted to offer differential rates on interest on term deposits based on the non-callability of deposits (i.e., non-availability of premature withdrawal option) in addition to tenor and size of deposits.
On July 6, 2017, the RBI released guidelines titled “Customer Protection—Limiting Liability of Customers in Unauthorised Electronic Banking Transactions”. Under these guidelines, banks have been directed to (i) put in place appropriate internal control systems and procedures to ensure safety and security of electronic banking transactions carried out by customers; and (ii) facilitate ease of reporting and monitoring of unauthorized transactions by customers to banks. Further, indicators have been identified by the RBI to banks on situations where liability may or may not be accorded to the customers in case of unauthorized transactions, and the limits on and timelines for such liability of customers for third-party breaches. On January 4, 2019, these guidelines were extended to apply to non-bank prepaid payment instruments issuers.
In February 2021, the RBI issued the Master Direction on Digital Payment Security Controls with the aim of providing necessary guidelines for regulated entities (including scheduled commercial banks) to set up robust governance structures and implement common universal standards of security controls for digital payment products and services like internet banking, mobile payments and card payments. Regulated entities were required to prepare a policy for digital payment products and services, and to conduct risk assessments with regard to the safety and security of digital payments products and associated processes and services, including providing for online dispute resolution mechanisms to resolve disputes and grievances of customers relating to digital payments. The guidelines came into effect in August 2021.
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
As an accelerated measure to increase foreign currency flows into the country, the RBI had, in September 2013, introduced a United States dollar-rupee swap window for fresh FCNR(B) dollar funds, mobilized for a minimum tenor of three years and more. Under the swap arrangement, a bank could sell United States dollars in multiples of US$ 1.0 million to the RBI and simultaneously agree to buy the same amount of United States dollars at the end of the swap period. The swap was undertaken at a fixed rate of 3.5 percent per annum. The swap window was open until November 30, 2013.
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
In November 2021, in view of the discontinuance of LIBOR as a benchmark rate, the RBI permitted banks to offer interest rates on FCNR(B) deposits using the widely accepted “Overnight Alternative Reference Rate for the respective currency” with upward revisions of the interest rates capped at 50 basis points. The relevant section of the Master Direction—RBI (Interest Rate on Deposits) Directions 2016 was amended accordingly. From July 7, 2022 to October 31, 2022, the RBI permitted banks to raise fresh FCNR(B) and NRE deposits without reference to the existing regulations on interest rates.
In June 2023, the RBI issued a circular stating that after the discontinuation of LIBOR as a benchmark rate, MIFOR would also cease to be a ‘significant benchmark’ with effect from June 30, 2023.
With effect from the reporting fortnight beginning July 30, 2022, the RBI exempted incremental FCNR(B) and NRE deposits with a reference base date of July 1, 2022, from the maintenance requirement of CRR and SLR. The exemption was available for deposits mobilized up to November 4, 2022. Transfers from non-resident (ordinary) (“NRO”) accounts to NRE accounts did not qualify for the relaxation.

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
Regulations Relating to Debit Cards, Credit Cards and Online Payments
On December 17, 2021, the Ministry of Electronics and Information Technology issued a notification regarding an incentive scheme for promotion of RuPay Debit cards, low-value BHIM UPI transactions and person-to-merchant transactions (“P2M”). Bharat Interface for Money (“BHIM”) is a payment app that allows its users to make simple, easy and quick transactions using a Unified Payments Interface (“UPI”). The Government incentivized banks by paying them a certain percentage value of RuPay Debit card transactions (P2M) and low-value UPI transactions (up to Rs. 2,000.0) (P2M) for a period of one year, starting April 1, 2021. The scheme was only applicable to banks that have operations in India and transactions that are conducted in India. The incentive scheme was repeated for an additional period of one year, starting April 1, 2022.
The RBI issued a Master Direction on Credit Card and Debit Card—Issuance and Conduct Directions 2022. While the directions came into effect substantially on July 1, 2022, certain provisions took effect on October 1, 2022. These were further updated on March 7, 2024. The provisions of the master direction relating to credit cards apply to all scheduled banks and NBFCs operating in India, with an exemption for payment banks, state co-operative banks and district central co-operative banks. The provisions of the master direction relating to debit cards apply to every bank operating in India. The master direction primarily covers the general and conduct-related provisions for credit, debit and co-branded cards and complements prudential, payment, technology and cybersecurity-related directions.
In July 2023, the RBI released a draft circular titled “Draft Circular—Arrangements with Card Networks for Issue of Debit, Credit and Prepaid Cards” (the “Draft Circular”). The RBI observed that arrangements existing between card networks and card issuers (banks and non-banks) are not conducive to the availability of choice for customers. In relation to credit cards, the RBI issued the circular on Arrangements with Card Networks for Issue of Credit Cards on March 6, 2024 with instructions to come into effect six months from the date of the circular. The impact of the circular on the Bank’s business, if any, remains under review; certain clarifications have been sought from the RBI.
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
On June 8, 2023, the RBI issued Guidelines on Default Loss Guarantee in Digital Lending, which allow regulated entities to enter into a contractual arrangement with certain other eligible entities under which the latter guarantees to compensate the regulated entity’s loss due to default up to a certain percentage of the loan portfolio of the regulated entity, as specified upfront.
Regulation Relating to Financial Statement Disclosure and Presentation
In August 2021, the RBI issued consolidated directions on the presentation and disclosure of financial statements, as updated from time to time. These directions are applicable to all banking companies licensed to operate in India, including banks incorporated outside India. Under the Banking Regulation Act, every banking company has to prepare a balance sheet and a profit and loss account in respect of all business transacted as of the last working day of the year or period. The directions specify general instructions for the compilation of the balance sheet and profit and loss account for the banks. Banks are required to disclose information in the notes to the financial statements and have to ensure that the balance sheet and profit and loss account reflect a true and fair picture of the financial position. Window dressing of financials, short provisioning, misclassification of NPAs, under-reporting/ incorrect computation of exposure/ risk weight, incorrect capitalization of expenses, and capitalization of interest, among other things, are subject to penalties as provided for under the Banking Regulation Act.

Demonetization Measures
On November 8, 2016, the Government of India announced its decision for existing bank notes of Rs. 500 and Rs. 1,000 denominations of the then existing series issued by the RBI to no longer be valid. Citizens were required to return all such bank notes to banks as they could no longer be used for transactions or exchange purposes with effect from November 9, 2016. New bank notes of denominations of Rs. 500 and Rs. 2,000 were introduced to replace the old notes. Limits for the exchange of demonetized notes and withdrawal of new notes were specified but were subsequently lifted.
On May 19, 2023, the RBI through its circular titled “
₹
2000 Denomination Banknotes – Withdrawal from Circulation; Will continue as Legal Tender” has announced the withdrawal of all Rs. 2,000 bank notes and banks were directed to discontinue the issuance of Rs. 2,000 notes with immediate effect. The existing Rs. 2,000 notes could be deposited or exchanged by members of the public until September 30, 2023, though the deadline was subsequently extended by a week to October 7, 2023.
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
Banks have been advised to ensure that a proper policy framework on KYC and AML measures duly approved by the board of directors of regulated entities (as specified in the guidelines) or any committee of the board of directors, is formulated and implemented. This framework is required to, inter alia
, include procedures and processes in relation to (i) customer acceptance policy; (ii) customer identification procedures; (iii) monitoring of transactions; and (iv) risk management.
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
The KYC procedures for opening accounts have been simplified for “small accounts” in order to ensure that the implementation of the KYC guidelines do not result in the denial of the banking services to those who are financially or socially disadvantaged. A “small account” is defined as a savings account in a banking company where (i) the aggregate of all credits in a fiscal year does not exceed Rs. 0.1 million; (ii) the aggregate of all withdrawals and transfers in a month does not exceed Rs. 0.01 million; and (iii) the balance at any point of time does not exceed Rs. 0.05 million. Small accounts are permitted to remain operational initially for a period of 12 months, and thereafter for a further period of 12 months, subject to the account holder applying, and providing evidence of having applied for, any of the officially valid documents during the first 12 months of the opening of such account. In April 2020, the RBI directed that small accounts remain operational between April 1, 2020 and June 30, 2020 and such other periods as may be notified by the Government.
In January 2020, the RBI also allowed the use of video-based customer identification processes for the establishment of an account relationship with individual customers, subject to certain conditions, including obtaining such customers’ informed consent.
In addition to keeping customer information confidential, banks must ensure that only information relevant to the perceived risk is collected and that the same is not intrusive in nature. Apart from addressing this concern, the guidelines set out in detail the framework to be adopted by banks as regards their customer dealings and are directed towards prevention of financial frauds and money laundering transactions.
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

In May 2021, the RBI advised regulated entities that in respect of the customer accounts where KYC (as required to be completed under RBI guidelines) is periodically required to be updated and such update was due and pending as on the date of the circular, no restrictions on operations of such account needed to be imposed until December 31, 2021, only on account of this reason.
In a bid to prevent money laundering activities, the Government enacted the Prevention of Money Laundering Act 2002 (the “PML Act”), which came into effect from July 1, 2005. The PML Act seeks to prevent money laundering and to provide for confiscation of property derived from, or involved in, money laundering and for incidental matters or matters connected therewith.
All the instructions and guidelines issued to banks on KYC norms, AML standards and obligations of the banks under the PML Act have been consolidated in the Know Your Customer Directions, 2016, issued by the RBI, as updated from time to time. The RBI issued a master circular on detection and impounding of counterfeit notes by banks in India in April 2021 and a Master Direction – Counterfeit Notes, 2024 – Detection, Reporting and Monitoring in April 2024.
The PML Act and the rules relating thereto require that banking companies, financial institutions and intermediaries (together, “Institutions”) maintain a comprehensive record of all their transactions, including the nature and value of each transaction. Further, it mandates verification of the identity of all their clients and also requires the Institutions to maintain records of their respective clients. These details are to be provided to the authority established by the PML Act, who is empowered to order confiscation of property where the authority is of the opinion that a crime as recognized under the PML Act has been committed. In addition, the applicable exchange control regulations prescribe reporting mechanisms for transactions in foreign exchange and require authorized dealers to report identified suspicious transactions to the RBI.
Banks are advised to develop suitable mechanisms through an appropriate policy framework for enhanced monitoring of accounts suspected of having terrorist links, identification of the transactions carried out in these accounts and suitable reporting to the Director, Financial Intelligence Unit (India) (the “FIU”). Banks are required to report to the FIU:

(i)	all cash transactions with a value of more than Rs. 1.0 million or an equivalent in foreign currency;

(ii)
all series of cash transactions integrally connected to each other which have been valued below Rs. 1.0 million or an equivalent in foreign currency where such series of transactions has taken place within a month and the aggregate value of such transactions exceeds Rs. 1.0 million;

(iii)	all transactions involving receipts by non-profit organizations with a value of more than Rs. 1.0 million or an equivalent in foreign currency;

(iv)
all cash transactions in which forged or counterfeit currency notes or bank notes have been used and where any forgery of a valuable security or a document has taken place facilitating the transaction; and

(v)	all other suspicious transactions whether or not made in cash and by such other ways as mentioned in the Rules.
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
Legal Reserve Requirements
Cash Reserve Ratio
Each bank is required to maintain a specific percentage of its NDTL by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. The amendments made to the Reserve Bank of India Act 1934 and the Banking Regulation Act during fiscal year 2007 enhanced the operational flexibility in monetary management of the RBI. The RBI (Amendment) Act 2006 came into force on April 1, 2007. Section 3 of this Act removed the floor and the ceiling rates on CRR and no interest was payable on the CRR balances of banks with effect from March 31, 2007. Scheduled commercial banks are exempted from maintaining CRR on the following liabilities:

(i)	liabilities to the banking system in India as computed under clause (d) of the explanation to section 42(1) of the Reserve Bank of India Act 1934;

(ii)	credit balances in Asian Clearing Union (US$) Accounts; and

(iii)	demand and time liabilities in respect of the banks’ offshore banking units.

In its circulars from February 2021 and May 2021, the RBI allowed scheduled commercial banks to deduct the amount equivalent to credit disbursed to “New MSME Borrowers” from their NDTL used in the calculation of CRR. For the purpose of this exemption, “New MSME Borrowers” are those MSME borrowers who have not previously availed themselves of any credit facilities from the banking system as on January 1, 2021. This exemption is available only up to Rs. 2.5 million per borrower disbursed up to the fortnight ending December 31, 2021, for a period of one year from the date of origination of the loan or the tenure of the loan, whichever is earlier.
The CRR requirement as of March 31, 2024, was 4.5 percent of the prescribed net demand and time liabilities (NDTL) of the Bank. In order to address the volatility in rupee exchange rates in early 2013, the RBI in July 2013 increased the requirement of minimum daily CRR balance maintenance to 99.0 percent of the requirement with effect from the first day of the fortnight beginning July 27, 2013. In September 2013, the RBI reduced the minimum daily maintenance of the CRR from 99.0 percent of the requirement to 95.0 percent. In April 2016, the RBI further reduced this requirement to 90.0 percent, with effect from the fortnight beginning April 16, 2016. In response to the COVID-19 pandemic, the RBI, in its circular dated March 27, 2020, for a period of one year, decided to reduce the CRR of all banks by 100 basis points from 4.0 percent to 3.0 percent of their net demand and time liabilities, from the reporting period beginning on March 28, 2020 and ending on March 16, 2021. Furthermore, given strains on banks’ reporting abilities as a result of social distancing measures for staff, the RBI reduced the minimum CRR balance maintenance requirement from 90.0 percent to 80.0 percent, effective from the first day of the reporting period beginning on March 28, 2020. This one-time dispensation was further extended by the RBI until September 25, 2020, through its circular dated June 26, 2020. In its circular dated February 5, 2021, the RBI decided to gradually restore the CRR in two phases. Accordingly, banks were required to maintain the CRR at 3.5 percent of their net demand and time liabilities effective from the reporting fortnight beginning March 27, 2021 and 4.0 percent of their net demand and time liabilities effective from the fortnight beginning May 22, 2021. The RBI increased the CRR required to be maintained by every bank to 4.5 percent of its net demand and time liabilities effective from the reporting fortnight beginning May 21, 2022.
In a notification dated August 10, 2023, the RBI required banks to maintain, effective from the fortnight beginning August 12, 2023, an incremental CRR (I-CRR) of 10.0 percent on certain increases in net demand and time liabilities between May 19, 2023 and July 28, 2023 beyond a specified threshold. However, upon review, the RBI, by its notification dated September 8, 2023, decided to discontinue the I-CRR in a phased manner.
Statutory Liquidity Ratio (“SLR”)
In order to ensure liquidity in the banking system and in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities in the form of liquid assets, such as cash, gold or approved securities,
e.g.
, Government of India and State Government Securities. The exact percentage is 18.0 percent from April 11, 2020, and is fixed by the RBI from time to time. The RBI’s master circular on the SLR specifies certain liabilities which will not be included in the calculation of the SLR.
With effect from April 18, 2022, banks were permitted to categorize Government securities as Level 1 High Quality Liquid Assets (“HQLA”) under the Facility to Avail Liquidity for Liquidity Coverage Ratio (“FALLCR”) within the mandatory requirement up to 16.0 percent (earlier 15.0 percent) of NDTL. In May 2022, the RBI instituted the Standing Deposit Facility (“SDF”) with immediate effect. Balances held by banks with the RBI under the SDF are an eligible SLR asset and form part of “cash” for the purpose of SLR-maintenance. In November 2022, the RBI further clarified that any overnight balances held by banks with the RBI under SDF are eligible as Level 1 HQLA for the computation of the liquidity coverage ratio (“LCR”).
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

(i)	Cash including cash reserves in excess of required CRR.

(ii)	For banks incorporated in India,

(a)
Reserves held with foreign central banks in excess of the reserve requirement, where a foreign sovereign has been assigned a zero percent risk weight as per the rating by an international rating agency.

(b)
Reserves held with foreign central banks in excess of the reserve requirement, to the extent these balances cover the Bank’s stressed net cash outflows in that specific currency, in cases where a foreign sovereign has been assigned an on-0 percent risk weight as per the rating by an international rating agency, but a zero percent risk weight has been assigned at national discretion under the Basel II framework.

(iii)	Government securities in excess of the minimum SLR requirement.

(iv)	Within the mandatory SLR requirement, Government securities to the extent allowed by the RBI, under Marginal Standing Facility (MSF).

(v)	Marketable securities issued or guaranteed by foreign sovereigns satisfying all the following conditions:

(a)	assigned a zero percent risk weight under the Basel II standardized approach for credit risk;

(b)
traded in large, deep and active repo or cash markets characterized by a low level of concentration and proven record as a reliable source of liquidity in the markets (repo or sale), even during stressed market conditions; and

(c)	not issued by a bank, financial institution, NBFC or any of its affiliated entities.
The LCR requirement of 100.0 percent was implemented in a phased manner over a period of four years, with a minimum requirement of 60.0 percent effective January 1, 2015. The prescribed LCR level as of January 1, 2018, was 90.0 percent and was required to be at the increased prescribed level of 100.0 percent on January 1, 2019. In April 2020, the RBI reduced the LCR requirement from 100.0 percent to 80.0 percent, effective between April 17, 2020 and September 30, 2020. The RBI then increased the reduced LCR requirement in two phases: (i) from 80.0 percent to 90.0 percent between October 1, 2020 and March 31, 2021, and (ii) from 90.0 percent to 100.0 percent from April 1, 2021.
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
Net Stable Funding Ratio
Net stable funding ratio (“NSFR”) is a global regulatory standard under the Basel III framework. The draft guidelines on NSFR were issued by the RBI by its circular dated May 28, 2015. While the RBI had published final guidelines on NSFR on May 17, 2018, which were required to be implemented from April 1, 2020, the guidelines ultimately came into effect on October 1, 2021. Banks are required to maintain a ratio of available stable funding to required stabled funding of at least 100.0 percent on an ongoing basis.
Regulations on Asset Liability Management
Since 1999, the RBI has issued several guidelines relating to ALM in banks in India. The RBI guidelines cover, inter alia
, the interest rate risk and liquidity risk measurement and reporting framework, including establishing prudential limits. The guidelines require that gap statements for liquidity and interest rate risk are prepared by scheduling all assets and liabilities according to the stated and anticipated re-pricing date or maturity date. The RBI has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being re-priced in a particular period and place internal prudential limits on the gaps in each time period, as a risk control mechanism. Additionally, the RBI has advised banks to manage their asset-liability liquidity structure within negative gap limits for one day, 2-7 days, 8-14 days and 15-28 days set at 5.0 percent, 10.0 percent, 15.0 percent and 20.0 percent, respectively, of the cumulative cash outflows in the respective time buckets in order to recognize the cumulative impact on liquidity. In respect of other time periods, the RBI has directed banks to lay down internal standards in respect of liquidity gaps. In order to recognize the cumulative impact on liquidity, banks are also advised to prepare the statement of structural liquidity on a daily basis and also undertake dynamic liquidity management. Banks are required to submit the liquidity statements periodically to the RBI, as specified in these guidelines.
The RBI’s Guidelines on Banks’ Asset Liability Management Framework—Interest Rate Risk issued in November 2010 mandate that banks in India evaluate interest rate risk using both methods,
i.e.
, traditional gap analysis (“TGA”) and duration gap analysis (“DGA”). Banks are required to submit the TGA and DGA results from time to time to the RBI as mentioned in the guidelines.
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
In April 2020, the RBI issued revised directions on the hedging of foreign exchange risk, which aimed to ease access to the domestic foreign exchange derivative markets. The directions came into effect on September 1, 2020. The directions on the participation of “Banks in Offshore Non-deliverable Rupee Derivative Markets” issued in March 2020 came into effect on June 1, 2020. In January 2024, the RBI further issued revised directions on “Risk Management and Inter-Bank Dealings – Hedging of Foreign Exchange Risk” to incorporate the feedback received from participants and ease the process of hedging of foreign exchange risk. This circular came into effect from April 1, 2024.
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
In terms of the directions prescribed by the RBI (last updated on June 6, 2023) (the “Inter-Bank Dealings Guidelines”), overseas foreign currency borrowings by a bank in India (including overdraft balances in its “nostro” accounts not adjusted within five days) should not exceed 100.0 percent of its unimpaired Tier I capital or US$ 10 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and banking outlets in India from all their banking outlets and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.
The following borrowings would continue to be outside the above limit:

(i)	overseas borrowing by banks for the purpose of financing export credit subject to certain conditions prescribed by the RBI;

(ii)	capital funds raised or augmented by the issue of Innovative Perpetual Debt Instruments and Debt Capital Instruments in foreign currency;

(iii)	subordinated debt placed by head offices of foreign banks with their banking outlets in India as Tier II capital; and

(iv)	any other overseas borrowing with the specific approval of the RBI.
Under the Inter-Bank Dealings Guidelines, Authorised dealer (“AD”)—category I banks are permitted to borrow from international/multilateral FIs without approaching the RBI for a case-by-case approval. Such FIs include: (i) international/multilateral FIs of which the Government is a shareholding member; (ii) FIs which have been established by more than one government; or (iii) FIs which have shareholding by more than one government and other international organizations. However, all such borrowings should be for the purpose of general banking business and not for capital augmentation.
On July 7, 2022, the RBI introduced certain measures in order to enhance forex inflows into India. One of these measures allowed AD – category I banks from July 8, 2022 to October 31, 2022 to utilize overseas foreign currency borrowing (“OFCBs”) for on-lending in foreign currency for a wider set of end-use purposes than before, subject to a negative list set out for external commercial borrowings (“ECB”) and availability of the facility being until maturity/ repayment of the OFCB. Prior to this relaxation, AD – category I banks could undertake OFCB up to a limit of 100.0 percent of their unimpaired Tier 1 capital or US$ 10.0 million, whichever is higher, but were not allowed to on-lend the funds so borrowed in foreign currency except for the purpose of export financing.
Cybersecurity Frameworks in Banks
In its circular dated June 2, 2016, the RBI directed banks to formulate a cybersecurity policy duly approved by their board of directors. This policy is required to be distinct from banks’ broader information technology and information security policies. Accordingly, the Bank has developed a Cybersecurity Policy (“CSP”) and Cybersecurity framework which aim to ensure that appropriate cybersecurity practices are followed across the Bank’s information systems. The CSP is approved by the Bank’s Board. See also “
Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cybersecurity
”.
In order to strengthen the mechanism to deal with cybersecurity risks and incidents, in July 2023, the SEBI also issued a “Consultation Paper on Consolidated Cybersecurity and Cyber Resilience Framework (CSCRF)” for entities regulated by the SEBI. The consultation paper provides a draft master framework to introduce a common structure for multiple approaches to cybersecurity to manage cybersecurity risks and prevent cybersecurity incidents
Governance of Information Technology
On November 7, 2023, the RBI issued the Reserve Bank of India (Information Technology Governance, Risk, Controls and Assurance Practices) Directions, 2023, which came into effect on April 1, 2024. These directions incorporate, consolidate and update the guidelines, instructions and circulars on IT governance, risk, controls, assurance practices and business continuity/disaster recovery management applicable to regulated entities, including all banking companies.

Outsourcing of Information Technology Services
In April 2023, the RBI issued master directions on Outsourcing of Information Technology Services to ensure that outsourcing arrangements by regulated entities do not diminish their ability to fulfil their obligations to customers nor impede effective supervision by the RBI. The master directions state that the board and senior management of the regulated entity must be ultimately responsible for the outsourced activity. The directions require that entities intending to outsource any of their IT activities have a comprehensive board-approved IT outsourcing policy.
Outsourcing of Financial Services
In order to manage the risks associated with the outsourcing of financial services by banks, on October 26, 2023, the RBI has issued the Draft Master Direction on Managing Risks and Code of Conduct in Outsourcing of Financial Services which, inter alia
, prohibits outsourcing of core management functions such as policy formulation, decision-making functions like determining compliance with KYC norms, according sanction for loans, management of investment portfolio, and the compliance function, and the internal audit function. Further, it also requires banks intending to outsource any of their financial activities to put in place a comprehensive outsourcing policy, approved by their board of directors which will incorporate various aspects of outsourcing, such as the criteria for selection of such activities as well as service providers and parameters for defining material outsourcing based on the criteria laid down therein.
Customer Service Standards
In June 2023, a committee constituted by the RBI submitted its report on “Customer Service Standards in RBI Regulated Entities”. Among other things, the report recommends: (i) establishing a centralized database of KYC linked to a unique customer identifier, (ii) updating the model operating procedure (MOP) for hassle-free settlement of claims in accounts of deceased account-holders, (iii) imposing a regulatory cost for entities whose quality of customer service is deficient and (iv) compensating customers in case of any injury suffered on the entities’ premises. The committee also recommends that the regulated entities adopt a nuanced approach to risk categorization of the customers.
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

•
net non-performing assets must be less than 7.0 percent of advances. In the event a bank does not meet the above capital adequacy norm, but has capital adequacy of at least 9.0 percent for the fiscal year for which it proposes to declare a dividend, it would be eligible to declare a dividend if its net non-performing asset ratio is less than 5.0 percent;

•	the bank has complied with the provisions of Sections 15 and 17 of the Banking Regulation Act;

•
the bank has complied with the prevailing regulations and guidelines issued by the RBI, including creating adequate provisions for the impairment of assets and staff retirement benefits and the transfer of profits to statutory reserves;

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

In case the profit for the relevant periods includes any extra-ordinary profits/ income, the payout ratio must be computed after excluding such extraordinary items for compliance with the prudential payout ratio.
In January 2024, the RBI also issued draft norms on declaration of dividends by banks and remittance of profits to head office by foreign bank branches in India. These draft norms, set to be effective from fiscal year 2025, require banks to meet certain prudential requirements including capital adequacy and net NPA to be eligible to declare dividends or remit profits, and also regulate the quantum of dividends payable.
In addition to the above, the master circular on the “Basel III Capital Regulations” as amended and updated from time to time, also regulates the distribution of dividends by banks. The circular provides that the dividend distribution can be made by a bank only through the current year’s profit. It also requires the banks to maintain a capital conservation buffer outside the period of stress which can be drawn down if losses are incurred during a stressed period. One of the ways in which the banks can build the capital conservation buffer is by reducing the dividend payments. In case of shortfall in the prescribed capital conservation buffer, dividend payment restrictions would be imposed on the banks as per the conditions of the Basel III regulations. The circular further provides that perpetual non-cumulative preference shares and perpetual debt instruments issued by a bank for inclusion in the AT-I capital of the Bank may have a dividend stopper arrangement to stop dividend payments on common shares in the event the holders of AT-I instruments are not paid dividend or coupon.
In its circulars dated April 17, 2020 and December 4, 2020, the RBI directed banks to not make any further dividend payouts from the profits pertaining to the fiscal year ended March 31, 2020. These circulars were issued by the RBI in light of the heightened uncertainty caused by the COVID-19 pandemic, and were expected to help the banks conserve capital to retain their capacity to support the economy and absorb losses. The RBI, in April 2021, permitted commercial banks to pay dividends on equity shares pertaining to the profits for the fiscal year ended March 31, 2021, subject to the quantum of dividend being not more than 50.0 percent of the amount determined as per the dividend payout ratio prescribed in paragraph 4 of the RBI circular on “Declaration of Dividends by Banks” from May 2005. The RBI also directed that all banks should continue to meet the applicable minimum regulatory capital requirements after making a dividend payment. Furthermore, while declaring the dividend, the board of directors of the bank will be responsible for considering the current and projected capital position of the bank vis-à-vis
the applicable capital requirements and the adequacy of provisions, taking into account the economic environment and the outlook for profitability.
Restriction on Share Capital and Voting Rights
Banks were earlier permitted to issue only ordinary shares. In January 2013, the Banking Regulation Act was amended to, inter alia
, permit banks to also issue preference shares. However, guidelines governing the issuance of preference shares are yet to be issued. The amended Banking Regulation Act also permits the RBI to increase the cap on the voting rights of a single shareholder of a private bank from the existing cap of 10.0 percent to 26.0 percent in a phased manner. The RBI issued the Ownership in Private Sector Banks Directions 2016, which stated that the voting rights in private sector banks is limited to the level notified by the RBI from time to time. The RBI, in a notification dated July 21, 2016, which was notified in the
Gazette of India
on September 17, 2016, increased the ceiling on voting rights to 26.0 percent.
On January 16, 2023, the RBI issued the 2023 Bank Shareholding Directions, with the objective to ensure that the ultimate ownership and control of banking companies are well diversified and the “major shareholders” of banking companies are “fit and proper” on a continuing basis. The 2023 Bank Shareholding Directions lay down the manner of acquisition of shareholding or voting rights in banking companies. Any person who intends to make an acquisition that is likely to result in the person’s aggregate holding (which includes total holding, directly or indirectly, beneficial or otherwise, of shares or voting rights and is further defined in the 2023 Bank Shareholding Directions) in a banking company reaching 5.0 percent or more of the paid-up capital or voting rights (referred to as a “major shareholding” in the 2023 Bank Shareholding Directions) is required to seek prior approval of the RBI. Subsequent to such acquisition, if at any point in time the aggregate holding falls below 5.0 percent, the person will be required to seek new approval from the RBI in case the person intends to raise the aggregate holding to 5.0 percent or more in the banking company. Among other things, the RBI would undertake due diligence to assess the “fit and proper” status of the applicant in order to grant the approval.

As per the 2023 Bank Shareholding Directions, approval of the RBI to acquire shares or voting rights in a banking company is subject to the following limits:

(i)	Non-promoter:

(a)
10.0 percent of the paid-up share capital or voting rights of the banking company in case of natural persons, non-financial institutions, financial institutions directly or indirectly connected with Large Industrial Houses, as referred to under the Guidelines for “on tap” Licensing of Small Finance Banks in the Private Sector dated December 5, 2019, and Guidelines for “on tap”’ Licensing of Universal Banks dated August 1, 2016, and financial institutions that are owned to the extent of 50.0 percent or more or controlled by individuals (including the relatives and persons acting in concert); or

(b)
15.0 percent of the paid-up share capital or voting rights of the banking company in case of financial institutions (excluding those mentioned above), supranational institutions, public sector undertaking and the central/ state government; and

(ii)
Promoter: 26.0 percent of the paid-up share capital or voting rights of the banking company after the completion of 15 years from commencement of business of the banking company. During the period prior to the completion of the 15 years, the promoters of banking companies may be allowed to hold a higher percentage of shareholding as part of the licensing conditions or as part of the shareholding dilution plan submitted by the banking company and approved by the RBI with such conditions as deemed fit by the concerned authority.

The RBI may also permit higher shareholding than the limits prescribed on a case-to-case basis under certain circumstances. While allowing such higher shareholding, the RBI may impose conditions as deemed fit (including dilution of such higher shareholding within a timeline.)
The 2023 Bank Shareholding Directions stipulate that where a person has been permitted by the RBI to have a shareholding between 10.0 percent to 40.0 percent of the paid-up equity share capital of a banking company, such shares will be required to remain locked-in for the first five years from the date of completion of acquisition. However, where a person has been permitted to have a shareholding of 40.0 percent or more of the paid-up equity share capital of a banking company, only 40.0 percent of paid-up equity share capital would remain locked-in for the first five years from the date of completion of acquisition. Further, the shares that are locked-in, must not be encumbered under any circumstances. There is no requirement for minimum shareholding in the banking company once the lock-in period is completed.
Restriction on Transfer of Shares
RBI approval is required before a bank can register the transfer of shares to an individual or group which acquires 5.0 percent or more of its total paid-up capital.
The RBI first issued master directions on “Prior approval for acquisition of shares or voting rights in private sector banks” in November 2015 (the “2015 Bank Shareholding Directions”). The 2015 Bank Shareholder Directions were repealed by the 2023 Bank Shareholding Directions, which substantially maintained the approach under the prior directions. The provisions of the Banking Regulation Act, read together with the 2023 Bank Shareholding Directions, require that any person who intends to make an acquisition, or to make an agreement for an acquisition, where such acquisition would, or would be likely to result in any person’s aggregate holding (which includes total holding, directly or indirectly, beneficial or otherwise, of shares or voting rights by such person and his relatives, associate enterprises and persons acting in concert with him) reaching 5.0 percent or more of the paid-up capital or voting rights in a banking company is required to seek prior approval of the RBI. Subsequent to such acquisition, if at any point in time the aggregate holding falls below 5.0 percent, the person will be required to seek new approval from the RBI if the person intends to raise the aggregate holding to 5.0 percent or more in the banking company. Among other things, the RBI would undertake due diligence to assess the “fit and proper” status of the applicant in order to grant the approval.
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
In order to create a single reference for all supervisory returns (
i.e.
, all periodic or ad hoc data submitted to the RBI in formats prescribed from time to time, irrespective of the technological platform, periodicity and the mode of submission) and to harmonize the timelines for filing of returns, the RBI issued the Master Direction—Reserve Bank of India (Filing of Supervisory Returns) Directions – 2024 on February 27, 2024, which consolidates and provides general guidelines on instructions for the submission of applicable supervisory returns.
Penalties
The RBI is empowered under the Banking Regulation Act, to impose penalties on banks and their employees in case of infringement of any provision of the Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.
The RBI has issued directions from time to time levying penal interest for delayed reporting/wrong reporting/non-reporting of currency chest transactions and inclusion of ineligible amounts in currency chest balances. The intention behind the levy of penal interest was to inculcate discipline among banks so as to ensure prompt/correct reporting. Requests by banks for waiver of penal interest on grounds that delayed/wrong/non-reporting does not result in utilization of the RBI’s funds or shortfall in the maintenance of CRR or SLR or that they were the result of clerical mistakes, unintentional or arithmetical errors, first time error or inexperience of staff etc., were not considered as valid grounds for the waiver of penal interest. In July 2020, the RBI revised the scheme of penalties for bank branches based on performance in rendering customer service to the members of the public, to ensure that all banking outlets provide better customer service to members of the public with regard to exchange of notes and coins. In April 2024, the RBI consolidated prior circulars and guidelines on levy of penalties and issued the Master Direction—Penal Provisions Scheme of Penalties for bank branches and Currency Chests for deficiency in rendering customer service to the members of public. The rationale behind issuing this direction was to improve operational efficiency as part of currency management and to ensure that all bank branches provide proper customer service. The RBI also issued the Master Direction on Penal Provisions in reporting of transactions / balances at Currency Chests in relation to delayed, wrongful or other forms of deficient reporting of transactions or balances in currency chests by banks.
In its order dated February 4, 2019, the RBI imposed a monetary penalty of Rs. 2.0 million on the Bank for failing to comply with the RBI’s KYC and AML standards, as set out in their circulars dated November 29, 2004 and May 22, 2008.
In its order dated June 13, 2019, the RBI imposed a monetary penalty of Rs. 10.0 million on the Bank for failing to comply with the KYC, AML and fraud reporting standards, following an investigation into bills of entry submitted by certain importers. The penalties were imposed under Section 47(I)(c) and Section 46(4)(i) of the Banking Regulation Act. The Bank has since implemented corrective action to strengthen its internal control mechanisms so as to ensure that such incidents do not repeat themselves.
In 2020, the Bank received one penalty for non-compliance with RBI regulations. In its order dated January 29, 2020, the RBI imposed a monetary penalty in the amount of Rs. 10.0 million on the Bank for failure to undertake ongoing due diligence with respect to 39 current accounts, which had been opened by customers of the Bank to participate in an initial public offering, but where the transactions effected were disproportionate to the declared income and profile of the customers. This penalty was imposed by the RBI using the powers conferred under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act. The Bank has since strengthened its internal control mechanisms to ensure that such incidents are not repeated. See also “
Risk Factors—Legal and Regulatory Risks—We have previously been subjected to penalties imposed by the RBI and the SEBI. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business and financial crime could negatively affect our business and financial results, or cause serious reputational harm.
”

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
The SEBI, through its order dated January 21, 2021, levied a penalty of Rs. 10.0 million on the Bank for alleged noncompliance with a SEBI interim order dated October 7, 2019 issued against BRH Wealth Kreators Ltd. (“BRH”). The penalty was levied for the sale of securities pledged by BRH Wealth Kreators Ltd to the Bank, to recover amounts outstanding under recalled credit facilities the Bank had extended to BRH. The Bank filed an appeal against the SEBI order in the Securities Appellate Tribunal (“SAT”) on February 8, 2021. The SAT through its interim order dated February 19, 2021, stayed the operation of the SEBI order dated January 21, 2021 and, through its final order dated February 18, 2022, allowed the Bank’s appeal and quashed the SEBI’s order.
On May 27, 2021, the RBI levied a penalty of Rs. 100.0 million against the Bank for the marketing and sale of third-party non-financial products to the Bank’s auto loan customers, after concluding that this was in contravention of Section 6(2) and Section 8 of the Banking Regulation Act. The penalty, which was imposed by the RBI using the powers conferred under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, has been paid by us. In May 2020, following an internal inquiry arising from a whistle-blower complaint, we determined that certain employees received unauthorized commissions from a third-party vendor of GPS products, with whom we had an agreement to offer GPS devices to our auto loan customers. The personal misconduct of these employees was in violation of our code of conduct and governance standards. We have taken disciplinary action against the employees involved, including separation of services of certain employees, discontinued sale of such third-party non-financial products, and taken certain other remedial actions.
In June 2023, the SEBI issued a Show Cause Notice (“SCN”) in the matter of a Foreign Portfolio Investor not meeting eligibility criteria under the SEBI (Foreign Portfolio Investors) Regulations. The Bank submitted a settlement application, which was accepted by the SEBI, and a settlement amount of Rs. 0.9 million was paid by the Bank. The SEBI issued a settlement order dated February 29, 2024. In terms of the settlement order, the proceedings initiated in terms of the SCN against the Bank have been disposed of without admitting or denying the findings of fact and conclusions of law contained in the SCN.
On November 30, 2023, the RBI levied a penalty of Rs. 10,000 on the Bank under Section 11(3) of FEMA, 1999 for violation of Regulation 3 of FEMA 5(R)—FEMA Deposit Regulation 2016. The Bank was required to open a Special Non-Resident Rupee Account but continued using a Resident Current Account of a non-resident bank, even after it ceased its operation in India in June 2016. Considering the facts of the case, steps taken by the Bank in ensuring no interest was paid on the balances in the account, a clear explanation from the Bank in the personal hearing with the RBI and certification from statutory auditors that transactions in the account post-June 2016 were related to winding up activities of the bank, the RBI levied the said penalty. The penalty has since been paid by the Bank.
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
Introduction of Legal Entity Identifier for Large Corporate Borrowers
Pursuant to the Statement on Developmental and Regulatory Policies dated November 2, 2017, the RBI decided to introduce the Legal Entity Identifier (“LEI”) system for all borrowers of banks having total fund-based and non-fund-based exposure of Rs. 50.0 million and above in a phased manner (and for their parent entity, as well as all subsidiaries and associates). The LEI is a 20-digit unique code to identify parties to financial transactions worldwide. Borrowers who do not obtain the LEI as per the schedule are not to be granted renewal/enhancement of credit facilities.
In January 2021, the RBI announced that with effect from April 1, 2021 the LEI system would be applicable to all payment transactions of Rs. 500.0 million and above undertaken by entities using the RBI-run centralized payment systems Real Time Gross Settlement and National Electronic Funds Transfer. In December 2021, AD category I banks were directed to obtain the LEI from the resident entities (non-individuals) undertaking capital or current account transactions of Rs. 500.0 million and above under FEMA, with effect from October 1, 2022. In April 2022, the RBI advised non-individual borrowers enjoying aggregate exposure of Rs. 50.0 million and above from banks and financial institutions to obtain LEI codes within the specified timelines.
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
Appointment and Remuneration of the Chairman, the Managing Director and Other Directors
Banks require the prior approval of the RBI to appoint their Chairman and Managing Director and any other directors and to fix their remuneration. The RBI is empowered to remove the appointee on the grounds of public interest or the interest of depositors or to ensure the proper management of the bank. Further, the RBI may order meetings of the board of directors of banks to discuss any matter in relation to the bank, appoint observers to these meetings, in general, make changes to the management as it may deem necessary and can also order the convening of a general meeting of the company to elect new directors.
In January 2012, the RBI issued revised guidelines relating to salary and other remuneration payable to whole-time directors (“WTDs), chief executive officers and other risk takers of new private sector banks. With these guidelines, the RBI aims to achieve effective governance of compensation, alignment of compensation with prudent risk taking and require banks to make appropriate disclosures in their financial statements. Banks are required to formulate and adopt a comprehensive compensation policy in line with the guidelines, covering all their employees, and conduct annual review thereof. The policy should cover all aspects of the compensation structure such as fixed pay, perquisites, bonus, variable pay deferrals, guaranteed pay, severance package, stock, pension plan and gratuity. These guidelines became effective from the fiscal year 2013. The guidelines also state that private sector banks are required to obtain regulatory approval for grant of remuneration to whole-time directors/chief executive officers in terms of Section 35B of the Banking Regulation Act, on a case-by-case basis. In June 2015, the RBI issued guidelines for compensation of non-executive directors of private sector banks. The guidelines required the banks to formulate and adopt a comprehensive compensation policy for the non-executive directors (other than the part-time non-executive Chairman) in accordance with the Companies Act. The policy may provide for payment of compensation in the form of profit-related commissions (not exceeding Rs. 1.0 million per annum for each director), sitting fees and reimbursement of expenses for participation in the Board and other meetings.

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
On April 26, 2021, the RBI issued a circular stating that a comprehensive review of the framework regarding the governance of private banks had been carried out, and that a master direction on governance would be issued in due course. The circular also addressed several operative aspects and contained instructions with regard to the chair and meetings of the board of directors of banks, the composition of certain committees of the board of directors, the age, tenure and remuneration of directors, and the appointment of whole-time directors. Some of the key points addressed by the circular are as follows:

•	The chair of the board must be an independent director.

•
The posts of managing director (“MD”) and chief executive officer (“CEO”) or WTD cannot be held by the same person for more than 15 years. The individual will be eligible for reappointment as MD and CEO or WTD in the same bank, if considered necessary and desirable by the board of directors, after a minimum gap of three years, subject to meeting other conditions. During this three-year cooling-off period, the individual may not be appointed or associated with the bank or its group entities in any capacity, either directly or indirectly.

•	The upper age limit for a person serving as MD and CEO or WTDs in a private bank continues to be 70 years.

•	An MD and CEO or WTD who is also a promoter or major shareholder, cannot hold these posts for more than 12 years.
The circular is applicable to private banks, SFBs and wholly owned subsidiaries of foreign banks. In respect of the State Bank of India and nationalized banks, the guidelines apply to the extent the requirements are not inconsistent with provisions of specific statutes applicable to these banks or instructions issued under such statutes. The circular is not applicable to foreign banks operating as branches in India.
The instructions came into effect from the date of the issuance of the circular. However, in order to enable a smooth transition to the revised requirements, banks were permitted to delay compliance with these instructions until October 1, 2021.
On October 25, 2023, the RBI issued a circular advising banks to ensure the presence of at least two WTDs, including the MD and the CEO, on their boards. In line with RBI requirements, the number of WTDs is determined by the board of the bank by taking into account factors such as the size of operations, business complexity, and other relevant aspects. Banks that were not in compliance with this minimum requirement were advised to submit their proposals for the appointment of WTD(s) by February 25, 2024.
Regulations and Guidelines of the SEBI
The SEBI was established in 1992 in accordance with the provisions of the Securities and Exchange Board of India Act 1992 to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market, including all related matters. We are subject to SEBI regulations in respect of capital issuances as well as some of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies, underwriting, custodial, depositary participant, and investment banking and because our equity shares are listed on Indian stock exchanges. These regulations provide for registering with the SEBI and the functions, responsibilities and the code of conduct applicable for each of these activities, and compliance and disclosure requirements in relation to listed companies, including disclosures required to be made to the stock exchanges, and corporate governance requirements.
Income Computation and Disclosure Standards
The Central Board of Direct Taxes Income Computation and Disclosure Standards (“ICDS”) provides guidelines for computation of taxable income. These guidelines are not for the purpose of maintaining the books of accounts. These guidelines are applicable to all taxpayers, including us, that follow the accrual system of accounting for the purpose of computation of income. In case there is a conflict between the provisions of the Income Tax Act, 1961 (the “Indian Income Tax Act”) and the income computation and disclosure standards prescribed by the tax authority, the provisions of the Indian Income Tax Act shall prevail. The broad areas covered by the guidelines issued by the tax authority include valuation of inventories, construction contracts, revenue recognition, tangible fixed assets, effects of changes in foreign exchange rates, government grants, securities, borrowing costs, contingent liabilities and assets, and relating to accounting policies.

Income tax benefit
As a banking company, the Bank is entitled to certain tax benefits under the Indian Income Tax Act. We are allowed a deduction of up to 20.0 percent of the profits derived from the business of providing long-term finance as per the Indian Income Tax Act for industrial or agricultural development, development of infrastructure facility in India or development of housing in India, computed in the manner specified under the Indian Income Tax Act and carried to a Special Reserve Account. The deduction is allowed subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose from time to time not exceeding twice our paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Indian Income Tax Act. In accordance with the guidelines issued by the RBI in December 2013, under Indian GAAP, banks are required to create a deferred tax liability on the special reserve on a prudent basis. The deferred tax liability is permitted to be charged through the profit and loss account. In India, while computing taxable income, provision on non-performing loans is allowed as a deduction from income only up to 8.5 percent of the total income and 10.0 percent of the aggregate average advances made by the rural branches of the bank. The balance of the provisions, which comprises a significant majority of the provision, is allowed as a deduction from the taxable income at the time of write-off of the loans.
Foreign Ownership Restriction
Aggregate foreign investment from all sources in a private sector bank is permitted up to 49.0 percent of the paid-up capital under the automatic route. This limit can be increased to 74.0 percent of the paid-up capital with prior approval from the Government of India. Pursuant to a letter dated February 4, 2015, the Foreign Investment Promotion Board (the “FIPB”) approved foreign investment in the Bank up to 74.0 percent of its paid-up capital. The approval was subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010.
On May 24, 2017, the Government announced its approval to phase out of the FIPB. Since the abolition of the FIPB, the government has notified administrative ministries or departments in each relevant sector as competent authorities that process applications for FDI requiring government approval as per the Standard Operating Procedure (“SOP”). The SOP was updated on August 17, 2023, to make the application process for FDI requiring government approval online through the National Single Window System.
In accordance with the Foreign Exchange Management Act 1999 (the “Foreign Exchange Management Act”), and the Foreign Exchange Management (Non-debt) Instruments Rules, 2019 (the “NDI Rules”), a Foreign Portfolio Investor (“FPI”) may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of an FPI below 10.0 percent of the capital of the Indian banking company. The aggregate limit for FPI investment is limited by the sectoral caps applicable to an Indian company in relation to FDI in accordance with the NDI Rules. With respect to the Bank, this limit is 74.0 percent. Subject to a resolution of the board of directors, and a special resolution of the shareholders of the Indian banking company, this limit could be decreased to 24.0 percent or 49.0 percent of the total paid-up capital of a private sector banking company before March 31, 2020. An Indian banking company which has decreased its aggregate limit of FDI investment can increase it again, to the aggregate limit of 49.0 percent or 74.0 percent. However, once the aggregate limit of FPI investment is increased, such limit cannot be reduced to a lower threshold by the Indian banking company. Further, in accordance with the 2023 Bank Shareholding Directions, any allotment or transfer of shares which will take the aggregate shareholding of an individual or a group to an equivalent of 5.0 percent or more of the Bank’s paid-up capital would require the prior approval of the RBI before we can affect the allotment or transfer of shares.
The RBI imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted the restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74.0 percent. Thereafter the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74.0 percent again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, the SEBI also enquired regarding the measures that the Bank has taken and will take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2024, foreign investment in the Bank constituted 55.54 percent of the paid-up capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively affect the price of the Bank’s shares and could limit the ability of investors to trade in the Bank’s shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through issuances of additional equity shares, which could have a material adverse effect on the Bank’s business and financial results. See “
Risk Factors—Risks Relating to Our Industry—Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital
”
.
Foreign banks are permitted to have presence in India either by opening banking outlets or through wholly owned subsidiaries, but not both.

Moratorium, Reconstruction and Amalgamation of Banks
A bank can apply to the high court for the suspension of its business. The high court, after considering the application of the bank, may order a moratorium staying commencement of an action or proceedings against the relevant banking company for a maximum period of six months. Previously, during the period of moratorium, if the RBI was satisfied that it is: (i) in the public interest; or (ii) in the interest of the depositors; or (iii) in the interests of the banking system of the country as a whole, it could prepare a scheme for the reconstruction of the Bank or amalgamation of the Bank with any other bank. Pursuant to the Banking Regulation (Amendment) Act 2020, the RBI has been permitted to initiate a scheme for reconstruction or amalgamation of a bank even where no moratorium has been imposed, if the considerations referred to above are met. In circumstances entailing reconstruction of the bank or amalgamation of the bank with another bank, the RBI would invite suggestions and objections on the draft scheme prior to placing the scheme before the Government for its sanction. The Government may sanction the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks.
Special Status of Banks in India
The special status of banks is recognized under various statutes including the erstwhile Sick Industrial Companies (Special Provisions) Act 1985 (the “SICA”), the Recovery of Debts and Bankruptcy Insolvency Resolution and Bankruptcy of Individuals and Partnership Firms Act 1993 (the “DRT Act”) and the SARFAESI Act.
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
The Insolvency and Bankruptcy Code 2016
Banks, as creditors, benefit from the Insolvency and Bankruptcy Code 2016 (the “Insolvency and Bankruptcy Code”), which came into effect on December 1, 2016. The Insolvency and Bankruptcy Code is a comprehensive piece of legislation that provides for the efficient and timely resolution of insolvency. It amended 11 laws, including the Companies Act, the SARFAESI Act and the DRT Act. It provides for insolvency resolution processes for companies and individuals, and requires that such processes be completed within 180 days. As per the Insolvency and Bankruptcy Code, the insolvency process can end under either of two circumstances: (i) when the creditors decide to evolve a resolution plan or sell the assets of the debtor; or (ii) when the 180-day-time period for negotiations has come to an end. In case a plan cannot be negotiated during the time limit, the assets of the debtor will be sold to repay the debtor’s outstanding dues. The proceeds from the sale of assets will be distributed based on an order of priority specified under the Insolvency and Bankruptcy Code.
In order to provide relief to corporate entities that faced financial distress as a result of the COVID-19 pandemic, the Insolvency and Bankruptcy Code was amended with effect from June 5, 2020. Pursuant to the amendment, no application for the initiation of a corporate insolvency resolution process of a corporate debtor could be filed under the Insolvency and Bankruptcy Code, in relation to a default arising on or after March 25, 2020, for a period of six months or such further period, not exceeding one year from such date, as may have been notified. In a further amendment, the Insolvency and Bankruptcy Code (Amendment) Act 2021 provided, among others, for a pre-packaged insolvency resolution process for corporate debtors which are classified as micro, small or medium enterprises. The objective of this amendment was to provide an efficient alternative insolvency resolution process for micro, small and medium enterprises which is cost effective.
On June 13, 2017, the RBI announced the constitution of an Internal Advisory Committee (the “IAC”) to focus on large stressed accounts. The IAC recommended 12 accounts totaling approximately 25.0 percent of the current gross NPAs of the banking system for immediate reference under the Insolvency and Bankruptcy Code.

Amendments to the Banking Regulation Act
The Government of India enacted the Banking Regulation (Amendment) Act 2017, which is deemed to have come into force on May 5, 2017. This amendment adds two new sections to the Banking Regulation Act. The sections enable the Government to authorize the RBI to direct banking companies to resolve specific stressed assets by initiating an insolvency resolution process, where required. The RBI is also empowered to issue other directions for resolution, and appoint or approve for appointment, authorities or committees to advise banking companies for stressed asset resolution.
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
Regulations Governing International Banking Outlets and Representative Offices
We have overseas banking outlets in Bahrain, Hong Kong and the DIFC. We have one representative office each in Abu Dhabi and Dubai, UAE, Nairobi, Kenya, London, United Kingdom and Singapore.
Our branch in Bahrain is regulated by the Central Bank of Bahrain and has been granted a license designating it as a wholesale bank branch. The activities that can be carried out from the Bahrain branch are deposit taking, providing credit, dealing in financial instruments as principal, dealing in financial instruments as agent, managing financial instruments, operating a collective investment undertaking, arranging deals in financial instruments, advising on financial instruments and issuing/ administering means of payment.
Our branch in Hong Kong is a full-service branch and is regulated by the Hong Kong Monetary Authority. The branch is permitted to undertake banking business in that jurisdiction with certain restrictions.
Our branch in DIFC is regulated by DFSA (Dubai Financial Services Authority) as a category 4 branch to provide financial services covering arrangement of credit or deals in investments, advising on financial products or credit and arranging custodian services. The activities mainly cater to the requirements of non-resident Indians and Indian corporates based overseas.
In June 2017, we opened a branch at the International Financial Service Centre at GIFT City in Gandhinagar, Gujarat, India. This branch is considered as an International Banking Unit (IBU) by the RBI, and offers products such as trade credits, foreign currency term loans (including external commercial borrowings) and derivatives to hedge loans.
Our representative offices in Dubai and Abu Dhabi, UAE, are regulated by the Central Bank of UAE and our representative office in Nairobi, Kenya, is regulated by the Central Bank of Kenya. In addition, two existing representative offices of HDFC Limited in London and Singapore have become representative offices of the Bank as per the composite scheme of amalgamation between HDFC Bank Limited and HDFC Limited. These two offices are for providing housing loan-related advisory services to non-resident Indians for purchases of properties in India. Our representative office in London is operating pursuant to a letter of non-objection by the Financial Conduct Authority (“FCA”) and our representative office in Singapore is regulated by the Accounting and Corporate Regulatory Authority (“ACRA”).
National Bank for Financing Infrastructure and Development
The National Bank for Financing Infrastructure and Development Act 2021 was passed by the parliament of India. The Act established the National Bank for Financing Infrastructure and Development as the principal development financial institution for infrastructure financing, in order to provide long-term finance for such segments of the economy where the risks involved are beyond the acceptable limits of commercial banks and other ordinary financial institutions.

Liberalization of Forex Inflows
On July 7, 2022, the RBI introduced certain measures in order to enhance forex inflows, among others:

(i)	Foreign portfolio investors (“FPIs”) are permitted to invest in government securities with 7- and 14-year maturities.

(ii)
During the period between July 8, 2022 and October 31, 2022, short-term investments by FPIs in government securities and corporate bonds were exempt from the limit on short-term investments until maturity or sale of such investments; the regulations required that such short-term investments would not exceed 30.0 percent of the total investment of that FPI in any category.

(iii)
During the period between July 8, 2022 and October 31, 2022, investments by FPIs in commercial paper and non-convertible debentures with an original maturity of up to one year were exempt from the limit on short-term investments until maturity or sale of such investments.

(iv)
Until December 31, 2022, the maximum borrowing limit under the ECB framework was increased temporarily from US$ 750.0 million or its equivalent per financial year to US$ 1.5 billion. In addition, the all-in cost ceiling under the ECB framework was raised by 100 basis points for the same period, provided that the borrower had an investment grade rating.

International Trade Settlement in Indian Rupees
In its circular dated July 11, 2022, the RBI set up an additional arrangement for invoicing, payment and settlement of exports and imports in Indian rupees. Before utilizing this mechanism, AD banks require prior approval from the Foreign Exchange Department of the RBI, Central Office at Mumbai.
The broad framework for cross-border trade transactions in rupees under FEMA is as follows:

(i)	Invoicing—all exports and imports may be denominated and invoiced in rupees;

(ii)	Exchange rate—the exchange rate between the currencies of the trading partner countries may be market-determined; and

(iii)	Settlement—the settlement of trade transactions must occur in rupees in accordance with the procedure laid down in the circular.
For settlement of trade transactions with any country, AD banks in India may open special rupee “vostro” accounts of corresponding banks of the partner trading country. Under the circular,

(i)
Indian importers must make payment in rupees, which must be credited into the special “vostro” account of the correspondent bank of the partner country against the invoices for the supply of goods or services from the overseas seller/supplier; and

(ii)	Indian exporters must be paid the export proceeds in rupees from the balance in the designated special “vostro” account of the correspondent bank of the partner country.
In addition, Indian exporters may receive advance payments against exports from overseas importers in Indian rupees through the above mechanism. Before allowing any such receipt of advance payments against exports, Indian banks must ensure that available funds in these accounts are first used towards payment obligations arising out of already executed export orders/ export payments.
The balance in the special “vostro” accounts may be used for:

(i)	Payments for projects and investments;

(ii)	Export/ import advance flow management; and

(iii)	Investments in government treasury bills, government securities etc. within existing guidelines and prescribed limits as well as subject to FEMA and similar statutory provisions.
II. Regulations Governing Insurance Companies
HDFC ERGO General Insurance Co. Ltd., our general insurance joint venture, and HDFC Life Insurance Co. Ltd., our life insurance subsidiary, are subject to the provisions of the Insurance Act, 1938 (the “Insurance Act”) and subsequent rules and amendments notified, and the various regulations prescribed by the Insurance Regulatory and Development Authority of India (the “IRDAI” or the “Authority”). These regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing/registration of insurance agents and other insurance intermediaries, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests. The IRDAI came into existence by virtue of promulgation of the Insurance Regulatory and Development Authority Act, 1999 (the “IRDAI Act”) to regulate, promote and ensure orderly growth of the insurance sector in India and to protect the interests of policyholders.

Eligibility Conditions under the Insurance Act
Under the Insurance Act, an “Indian insurance company” is defined as any insurer, being a company which is limited by shares, and which is formed and registered under the Companies Act as a public company or is converted into such a company within the prescribed timeline, in which the aggregate holdings of equity shares by foreign investors including portfolio investors, do not exceed 74.0 percent of the paid-up equity capital, and whose sole purpose is to carry on a life insurance business, general insurance business, re-insurance business or health insurance business
.
Insurers are required to be registered with the IRDAI under the Insurance Act for carrying out any class of insurance business. To obtain registration, the insurers have to be compliant with conditions prescribed under the Insurance Act and regulations issued by the IRDAI from time to time, which includes, among other things:

(i)
the insurer must be a public company, a society registered under the Co-operative Societies Act, 1912, or a body corporate incorporated under the law of any country outside India not being of the nature of a private company; and

(ii)	the insurer must have:

(a)	a paid-up equity capital of Rs. 1 billion, in case of carrying on the business of life insurance, general insurance, or health insurance; and

(b)
A paid-up equity capital of Rs. 2 billion, in case of carrying on exclusively the business as a re-insurer. Further, an insurer that is a foreign company engaged in a re-insurance business through a branch established in India must have net owned funds of not less than Rs. 50 billion.

An application for registration as an insurance company can be made only for (a) life insurance business, (b) general insurance business, (c) health insurance business exclusively, (d) reinsurance business exclusively, or (e) any other class specified by the IRDAI.
Functioning of Insurance Companies
The governance framework for insurance companies includes regulation regarding the board of directors, key management personnel, the constitution of various committees (such as the policyholder protection committee), the role of appointed actuaries, the appointment of auditors and the relationship with stakeholders. An insurance company must comply with the IRDAI (Corporate Governance for Insurers) Regulations, 2024 ( the “Insurers Corporate Governance Regulations”), and the company secretary, as the compliance officer of the insurance company inter alia
, must certify, annually, that the company has complied with the Insurers Corporate Governance Regulations.
The board of directors of listed insurance companies must have a minimum of three independent directors.
A listed insurance company must have a qualified and independent audit committee, comprised of a minimum of three directors, and at least two-thirds of such members must be independent directors. The Insurers Corporate Governance Regulations mandate that the chairperson of the audit committee must be an independent director.
Likewise, a listed insurance company is permitted to have a combined nomination and remuneration committee, whose members must be non-executive directors and at least two-thirds must be independent directors. The chairperson of the nomination and remuneration committee must be an independent director.
Insurance companies must constitute a risk management committee to implement strong risk management strategies and a policyholders’ protection grievance redressal and crime monitoring committee, the chairperson of which must be an independent director. Insurance companies must also constitute an investment committee to formulate and recommend an investment policy and the operational framework for the investment operations of the insurer, and a with-profits committee (mandatory in case of insurers transacting in life insurance business).
Insurance companies must provide on their website certain information, including disclosure statements that outline the website’s specific policies on the privacy of personal information and the company’s registration numbers, and the name and designations of all the key management persons.
The IRDAI has also issued regulations on payment of commissions to agents and insurance intermediaries and on expenses of management. The IRDAI also issued guidelines on insurance e-commerce, allowing an insurer or an insurance intermediary to set up an electronic platform for online sales and servicing.
The IRDAI periodically issues guidelines pertaining to life insurance business. The IRDAI has issued regulations relating to unit-linked life insurance products, non-linked life insurance products and health insurance products. The objective of the regulations on linked and non-linked products is to ensure that insurers follow prudent practices in the designing and pricing of life insurance products, and includes regulations in relation to, inter alia
, minimum sum assured and other assured benefits as prescribed for different products, policy terms, premium paying terms, lapse of policies and surrender values and revival periods. The IRDAI has also issued guidelines and regulations, on designing and pricing of certain categories of insurance products, and on licensing and registration requirements for agents and intermediaries for the purpose of soliciting insurance products.

Shareholding
A life insurance company is required to have minimum paid up equity capital of Rs. 1 billion consisting of equity shares each having a single face value and such other form of capital as may be specified. The voting rights of the shareholders are required to be restricted to such equity shares and to be proportionate to the paid-up amount of the equity shares held by them.
The cap on aggregate holding of equity shares by foreign investors in insurance companies, including portfolio investors, has been raised to 74.0 percent of paid-up equity share capital from the erstwhile 49.0 percent pursuant to the Insurance (Amendment) Act 2021. Foreign investment in Indian insurance companies is subject to such conditions as may be prescribed by the IRDAI and/ or the Government of India, which includes, the Indian Insurance Companies (Foreign Investment) Rules, 2015, as amended from time to time which prescribes, among others, requirements in relation to directors and key managerial personnel of insurance companies.
Prior approval of the IRDAI is required to register any transfer of equity shares where after the transfer, the total paid up capital held by the transferee is likely to exceed 5.0 percent of the paid-up capital.
Insurance intermediaries including insurance brokers, re-insurance brokers, corporate agents, third-party administrators and such others are permitted to receive 100.0 percent foreign direct investment under the automatic route, but subject to the condition that where an entity whose primary business is not insurance functions as an insurance intermediary, the cap on foreign investment in that sector continues to apply to such entity, subject to the condition that the revenues of such entity from the primary (non-insurance related) business must remain above 50.0 percent of the total revenues in any financial year.
Pursuant to the IRDAI (Registration, Capital Structure, Transfer of Shares and Amalgamation of Insurers) Regulations, 2024 (the “IRDAI RCTA Regulations”), the IRDAI requires prior approval for any interest or dividend payment in relation to other forms of capital. The other forms of capital must be non-convertible, fully paid-up and unsecured.
IRDAI ALSM Regulations
The IRDAI (Assets, Liabilities and Solvency Margin of Life Insurance Business) Regulations, 2016 (the “IRDAI ALSM Regulations”) prescribe the procedures for determining the value of assets, liabilities, available solvency margin and required solvency margin of insurers. Where the insurer transacts life insurance business providing life covers, the amount of liabilities must be determined in accordance with the principles specified under the IRDAI ALSM Regulations.
IRDAI Insurance Products Regulations
With an aim to ensure that insurers follow prudent practices in designing and pricing life insurance products, in April 2024, the IRDAI notified the IRDAI (Insurance Products) Regulations, 2024 to regulate all insurance products. The IRDAI Insurance Products Regulations lay down requirements in relation to, among other things, product categorization and structures, minimum death benefits, policy terms and premium payment terms, revival and discontinuance terms and pension products.
AML Master Guidelines
On August 1, 2022, the IRDAI issued Master Guidelines on Anti-Money Laundering/ Counter Financing of Terrorism (“AML/CFT”), 2022 for all general, life and health insurers (the “AML Master Guidelines”). The AML Master Guidelines,
inter alia
, lay down the adoption of an AML/CFT program in order to discharge statutory responsibilities through internal policies, procedures and controls
,
recruitment and training of employees/agents on AML, and internal controls to combat any possible money laundering attempts.
Cybersecurity Guidelines
Considering the widespread adoption of digital technologies and the concurrent increase in cybersecurity incidents in various industries, the IRDAI issued the updated Guidelines on Information and Cyber Security for Insurers (the “Cyber Security Guidelines”) on April 24, 2023. The Cyber Security Guidelines impose certain governance requirements on insurers, including: (i) the constitution of an Information Security Risk Management Committee (“ISRMC”); (ii) the adoption of an Information and Cyber Security Policy (“ICSP”); (iii) the appointment of a Chief Information Security Officer (“CISO”); and (iv) the creation of a Cyber Crisis Management Plan (“CCMP”).

Policyholders’ Interest Regulations
The IRDAI (Protection of Policyholders’ Interests, Operations and Allied Matters of Insurers) Regulations, 2024 (the “Policyholders’ Interest Regulations”) (a) ensure fair treatment of prospects at the stage of solicitation and sale of insurance policies; (b) ensure that interests of policyholders are protected, and the conduct of the insurer and distribution channel are not prejudicial to the interests of policyholder; (c) ensure that insurers and distribution channels fulfil their obligations towards policyholders and have in place standard procedures including best practices for sale and service of policy holders (d) ensure a policyholder-centric governance by insurers and distribution channels, with emphasis on grievance redressal (e) ensure that insurers follow prudent practices on management of risks arising out of outsourcing with a view to preventing negative systemic impacts and protecting the interests of the policyholders; (f) ensure sound management practices for effective oversight and adequate due diligence with regard to outsourcing activities of the insurers; and (g) ensure that opening or closing of places of business within or outside India by insurers is conducted in a manner that is not prejudicial to the interests of policyholders.
Remuneration Regulations
The IRDAI (Expenses of Management, including Commission of Insurers) Regulations, 2024 (the “Expenses Regulations”) prescribe the limits for the operating expenses for general, health and life insurance businesses, payment of commissions to insurance agents and insurance intermediaries and payment of commission and expenses on reinsurance inward. Every insurer is also required to adopt a board approved policy with respect to payment of commissions or remuneration or rewards to insurance agents and insurance intermediaries.
Distribution of Surplus Regulations
The IRDAI (Distribution of Surplus) Regulations, 2002 (the “Distribution of Surplus Regulations”) set out the procedures for distribution of surplus by insurers. Every life insurer is required to separately maintain: (i) a life fund for participating policyholders; and (ii) a life fund for non-participating policyholders. These Distribution of Surplus Regulations provide that a life insurer may, on the advice of its appointed actuary, reserve a part of the actuarial surplus arising out of a valuation of assets and liabilities made for a financial year, to its shareholders, which must be: (i) 100.0 percent, in case of a life fund maintained for non-participating policyholders; and (ii) one-ninth of the surplus allocated to policyholders in case of a life fund maintained for participating policyholders. Prior approval of the IRDAI is required in cases where the said allocation is not one-ninth of the surplus. Further, an insurer is not allowed to allocate or reserve more than 10.0 percent of the said actuarial surplus to its shareholders.
Actuarial, Finance and Investment Regulations
The IRDAI (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024 (the “Actuarial, Finance and Investment Regulations”) lay down a list of “approved investments”, which is a list of investments that insurers are permitted to make, the required composition of the investment committee and the investment pattern and exposure norms applicable to insurers. The Actuarial, Finance and Investment Regulations prescribe the manner and limits with respect to the investment of the assets of insurers. The Actuarial, Finance and Investment Regulations define the maximum exposure limits for a single “investee” company, a group of investee companies and for the industry sector to which the investee company belongs. They also prescribe limits for various asset classes and exposure to credit instruments, including limits based on credit ratings. Further, the Actuarial, Finance and Investment Regulations prescribe that not more than 5.0 percent of the total aggregate of the “investment assets” of an insurer can be invested in companies belonging to its promoter group
.
Insurers are also required to implement investment risk management systems and processes which are certified by a chartered accountant firm and are required to be reviewed once in two financial years or such shorter frequency as decided by the board of directors of the insurer (the gap between two such audits should not be more than two years).
The Actuarial, Finance and Investment Regulations also stipulate investment management mechanisms, including the formulation of an investment policy, constitution of an investment committee to implement the investment policy (as approved by the board of directors of the insurer), the creation of risk management systems (as mandated by the IRDAI) and audit and reporting to the board or its committees. The board of directors of the insurer is also required to review the investment policy and its implementation on a half-yearly basis.
The Actuarial, Finance and Investment Regulations also prescribe accounting principles and other financial disclosures to be adhered to while preparing financial statements. These disclosures include: (i) actuarial assumptions for valuation of liabilities for life policies in force; (ii) encumbrances to assets of the company in and outside India; (iii) commitments made and outstanding for loans, investments and fixed assets; (iv) basis of amortization of debt securities; and (v) claims settled and remaining unpaid for a period of more than six months as on the balance sheet date; (vi) value of contracts in relation to investments, for purchases where deliveries are pending and sales where payments are overdue; (vii) operating expenses relating to insurance business : basis of allocation and apportionment of expenditure to various segments of business; (viii) computation of managerial remuneration; (ix) basis of revaluation of investment property; (x) historical costs of those investments valued on fair value basis; (xi) provisions made for policy cancellations during free look period in current year and previous year duly certified by the appointed actuary; (xii) disclosure that contributions made by the shareholders to the policyholders’ account are irreversible in nature, and shall not be recouped to the shareholders at any point of time in future with reference to the general meeting of the insurer at which such prior approval of the shareholders has been obtained; and (xiii) contingent liabilities.

Master Circular on Operations and Allied Matters of Insurers
The IRDAI issued the Master Circular on Operations and Allied Matters of Insurers on June 19, 2024, as updated and amended from time to time (“Master Circular on Operations and Allied Matters”). The Master Circular on Operations and Allied Matters was issued under Regulation 56 of the Policyholders’ regulations. The Master Circular on Operations and Allied Matters consolidates and lays down the procedure to be followed in relation to, inter alia
, the following: (i) advertisement control; (ii) opening of places of business of insurers; (iii) outsourcing activities by insurer; (iv) grievance redressal system; (v) group insurance policies; and (vi) unclaimed amount of policyholders.
III. Regulations Governing Mutual Funds
Overview of the SEBI Mutual Funds Regulations
HDFC AMC is our asset management subsidiary, and is regulated by the SEBI for its asset management activities and is primarily governed by the SEBI (Mutual Funds) Regulations, 1996 (the “SEBI Mutual Funds Regulations”), the SEBI (Portfolio Managers) Regulations, 2020 and the SEBI (Alternative Investment Funds) Regulations 2012 and circulars issued under the respective regulations. The SEBI Mutual Funds Regulations define a mutual fund as “a fund established in the form of a trust to raise monies through the sale of units to the public or a section of the public under one or more schemes for investing in securities, including, money market instruments or gold or gold related silver or silver related instruments, real estate assets and such other assets and instruments as may be specified by the Board from time to time”. These regulations, among other things, set out the requirements of registration, restrictions on business activities of asset management companies, processes and requirements for launching funds/portfolios, management of a mutual fund requirements for valuation policies and disclosures, reporting requirements and restrictions applicable to the funds/portfolios.
Eligibility and Appointment of an Asset Management Company
Under the SEBI Mutual Funds Regulations, an asset management company (“AMC”) is defined as a company registered under the Companies Act, 2013 or Companies Act, 1956 which has received the approval of the SEBI to act as an AMC to a mutual fund. To obtain SEBI’s approval, an AMC has to be compliant with the prescribed eligibility criteria which includes, among other things:

(i)
the directors of the AMC should have adequate professional experience in finance and financial services and should not have been found guilty of moral turpitude or convicted of an economic offence or violation of securities laws;

(ii)
the key personnel of the AMC should not have been found guilty of moral turpitude or convicted of an economic offence or violation of securities laws or worked for any AMC or mutual fund or any intermediary during the period when its registration was suspended or cancelled by the SEBI;

(iii)	at least one half of the board of directors of the AMC should not be associated in any manner with the sponsor of the trust or any of its subsidiaries or the trustees;

(iv)	the chairman of the AMC should not be a trustee of any mutual fund;

(v)	the net worth of the AMC should not be less than Rs. 500 million, on a continuous basis which is deployed in assets as may be specified by the SEBI; and

(vi)	the AMC should be a fit and proper person.
Further, where the AMC is an existing AMC, it must have a sound track record, general reputation and fairness in transactions.
The SEBI’s approval is subject to the continued compliance by the AMC with the terms and conditions of the SEBI Mutual Funds Regulations.
The mutual fund is required to be constituted in the form of a trust, and the instrument of trust must be in the form of a deed, duly registered under the provisions of the Indian Registration Act, 1908, and executed by the sponsor in favor of the trustees. The sponsor, or, if the power has been given under the trust deed to the trustee, the trustee must appoint the AMC approved by the SEBI for the investment and management of funds of the schemes of the mutual fund. The trustee and the AMC are mandated under these regulations to enter into an investment management agreement in accordance with the SEBI Mutual Funds Regulations.
Bank as the Sponsor of the AMC
The Bank is the sponsor of HDFC AMC. The SEBI Mutual Fund Regulations require a sponsor to have a sound track record and a reputation of fairness and integrity in all his business transactions. Additionally, the sponsor is required to contribute at least 40 percent to the net worth of the AMC. However, if any person holds 40 percent or more of the net worth of an AMC, it shall be deemed to be a sponsor and will be required to fulfil the eligibility criteria specified in the SEBI Mutual Fund Regulations. The SEBI Mutual Fund Regulations also require, inter alia
, that the sponsor or any of its directors or the principal officer employed by the mutual fund should not be guilty of fraud, not be convicted of an offence involving moral turpitude or should have not been found guilty of any economic offence.

Functioning of the AMC
The SEBI Mutual Funds Regulations regulate the functioning of AMCs. AMCs are prohibited from acting as a trustee to any mutual fund. Additionally, an AMC cannot undertake any business activities other than in the nature of management and advisory services provided to pooled assets, portfolio management services and advisory services to non-broad based funds, subject to satisfaction of certain conditions prescribed under the SEBI Mutual Funds Regulations. The obligations of an AMC include, inter alia,
a duty to exercise due diligence and care in its investment decisions, be responsible for the acts of commission or omission by its employees or other persons whose services are procured by the AMC (it being noted that the AMC or its directors or officers are not absolved of any liability to the mutual fund for their acts of commission or omission while holding such position or office), obtain in-principle approvals from the stock exchanges where the units of the schemes of the mutual fund are proposed to be listed, be liable, with the sponsor of the mutual fund, to compensate affected investors and/or the scheme for any unfair treatment to any investor as a result of inappropriate valuation, and submit quarterly reports to its trustees on its activities and compliance with the regulations.
The SEBI Mutual Funds Regulations also provide the trustees with the responsibility of overseeing the functioning of the AMC. The trustees, among other things, must ensure that the AMC has been diligent in empaneling brokers, the AMC has not given any undue or unfair advantage to any associates or dealt with any of the associates of the AMC in any manner detrimental to interest of the unitholders, and transactions entered into by the AMC and the activities of the AMC are in accordance with these SEBI Mutual Funds Regulations and the provisions of the trust deed. The trustees have the right to obtain any information that they deem to be necessary from the AMC. Further, the trustees are required to periodically review the complaints that have been received from investors by the AMC as well as redressal of the same.
Shareholding in an AMC
Under the SEBI Mutual Funds Regulations, the sponsor of a mutual fund is required to contribute at least 40.0 percent to the net worth of the AMC. Further, any person who holds 40.0 percent or more of the net worth of an AMC is deemed to be a sponsor and is required to fulfil the eligibility criteria for sponsors under the SEBI Mutual Funds Regulations. A change in controlling interest in an AMC requires prior approval of the trustee and the SEBI, together with a written communication about the proposed change being sent to each unitholder, an advertisement on the proposed change being published in two newspapers and an exit option being given to the unit holders of all the schemes of the mutual fund to exit from the schemes on the prevailing net asset value without any exit load.
No sponsor of a mutual fund, its associate or group company including the AMC of the fund, through the schemes of the mutual fund or otherwise, individually or collectively, directly or indirectly, may have:

(i)	10.0 percent or more of the shareholding or voting rights in the AMC or the trustee company of any other mutual fund; or

(ii)	representation on the board of the AMC or the trustee company of any other mutual fund.
Any shareholder holding 10.0 percent or more of the shareholding or voting rights in the AMC or the trustee company of a mutual fund, may not have, directly or indirectly:

(i)	10.0 percent or more of the shareholding or voting rights in the AMC or the trustee company of any other mutual fund; or

(ii)	representation on the board of the AMC or the trustee company of any other mutual fund.
100.0 percent foreign investment is permitted under the “automatic route” in an asset management company as it falls under the “Other Financial Services” sector which is regulated by a financial sector regulator.
Removal of an AMC
Under the SEBI Mutual Funds Regulations, the appointment of an AMC may be terminated by majority of the trustees or by 75.0 percent of the unit holders of the schemes of the mutual fund. However, any change in the appointment of the AMC is subject to prior approval of the SEBI and the unit holders of the schemes of the mutual fund.
Expenses and Reimbursement
The SEBI has prescribed certain categories of expenses that can be charged to mutual fund schemes by the AMC, as well as the maximum expenses a mutual fund scheme can incur as expenses, and prohibited certain categories of expenses from being so charged to mutual fund schemes. Mutual funds are permitted to charge certain operating expenses for managing a scheme, including, sales and marketing / advertising expenses, transaction costs, registrar fees, custodian fees and audit fees, as a percentage of the scheme’s daily net assets. The total expense ratio charged to the scheme is the cost of running and managing a scheme. All expenses incurred by a mutual fund scheme are required to be managed by the AMC within the limits specified under the SEBI Mutual Funds Regulations.
However, if the actual expenses incurred by the funds/ schemes managed by the AMC exceed the limits prescribed by the SEBI, the expenses will be borne by the AMC or trustee or sponsor.

Restrictions on Business Activities of an AMC
An AMC cannot undertake any business activities other than in the nature of management and advisory services provided to pooled assets, including offshore funds, insurance funds, pension funds, provident funds, or such categories of FPI subject to conditions as specified by the SEBI, if any of such activities are not in conflict with the activities of the mutual fund. However an AMC may, itself or through its subsidiaries, undertake such activities, if:

(i)	to the SEBI’s satisfaction, its bank and securities accounts are segregated activities;

(ii)	it meets the capital adequacy requirements, if any, separately for each such activity and obtains separate approvals, if necessary under the relevant regulations;

(iii)	it ensures that there is no material conflict of interest across different activities;

(iv)	the absence of conflict of interest is disclosed to the trustees and unit holders in the scheme information document and the statement of additional information;

(v)
if there are unavoidable conflict of interest situations, it is satisfied that disclosures are made about the source of the conflict, any potential “material risk or damage” to investor interests and detailed parameters for the same;

(vi)
it appoints a separate fund manager for each separate fund managed by it, unless the investment objectives and asset allocation are the same and the portfolio is replicated across all the funds managed by the fund manager (the requirements of this clause do not apply if the funds managed are of such categories of FPI subject to such conditions as may be specified by the SEBI from time to time);

(vii)
it ensures fair treatment of investors across different products that include, but are not limited to, simultaneous buy and sell in the same equity securities only through market mechanism and a written trade order management system; and

(viii)	it ensures key personnel handling conflicts of interest are independent, by removing any direct link between remuneration to relevant AMC personnel and revenues generated by that activity.
However, the AMC may, either itself or through its subsidiaries, undertake portfolio management services and advisory services for “other than broad based fund” until further directions are issued, as may be specified by the SEBI, subject to compliance with the following additional conditions:

(i)
it satisfies the SEBI that key personnel of the asset management company, the system, back office, bank and securities accounts are segregated activity wise and there exists a system to prohibit access to inside information of various activities; and

(ii)	it meets with the capital adequacy requirements, if any, separately for each of such activities and obtains separate approval, if necessary under the relevant regulations.
A “broad based fund” refers to a fund which has at least 20 investors and no single investor accounts for more than 25 percent of corpus of the fund.
SEBI Portfolio Managers Regulations
The SEBI (Portfolio Managers) Regulations, 2020 (the “SEBI Portfolio Managers Regulations”) govern the functioning of portfolio managers. As defined under this regulation, “portfolio” means the total holdings of securities belonging to any person and a “portfolio manager” is a person who pursuant to a contract or arrangement with a client, advises or directs or undertakes on behalf of the client (whether as a discretionary portfolio manager or otherwise), the management or administration of a portfolio of securities or the funds of the client, as the case may be. Any person proposing to provide any portfolio manager services is required to be registered as a “portfolio manager” with the SEBI under the said regulations. The certificate of registration is valid until it has been suspended or cancelled by the SEBI. As specified by Regulation 8, to determine whether the portfolio manager is a fit and proper person, the SEBI may take into account the criteria as laid down under Schedule II of Securities and Exchange Board of India (Intermediaries) Regulations, 2008. A portfolio manager shall maintain a net worth of not less than Rs. 50 million.
The SEBI Portfolio Manager Regulations require the portfolio manager to segregate each client’s funds and portfolio of securities, keep them separately from his own funds and securities and be responsible for safe keeping of the client’s funds and securities. The portfolio manager, before taking up an assignment of management of funds or portfolio of securities on behalf of the client, is required to enter into an agreement in writing with the client clearly defining the relationship and setting out their mutual rights, liabilities and obligations, including, the details specified in Schedule IV of the regulations. For the purposes of investment and management of portfolios, the portfolio manager is required to adhere to the terms and conditions specified in the agreement between the client and the portfolio manager.
The portfolio manager is also required to furnish periodic reports to the client in compliance with the SEBI Portfolio Manager Regulations, which contain all the necessary details of the portfolio that is being managed for the client. In addition, every portfolio manager is required to abide by the code of conduct laid down in the SEBI Portfolio Manager Regulations.

SEBI AIF Regulations
Under the SEBI (Alternate Investment Fund) Regulations, 2012 (the “SEBI AIF Regulations”) a “manager” is a person or an entity who has been appointed by an Alternative Investment Fund (“AIF”) to manage its investments. The manager of the AIF can also be the sponsor of the AIF. For Category I and II AIFs, the manager or the sponsor of the AIF are required to maintain a continuing interest in the AIF of not less than 2.5 percent of the corpus or Rs. 50 million, whichever is lower. For Category III AIFs, the manager or the sponsor of the AIF are required to maintain a continuing interest in the AIF of not less than 5.0 percent of the corpus or Rs. 100 million, whichever is lower. A certificate of registration is mandatory for an entity or a person to act as an AIF and such certificate will be granted, subject to compliance with the requisite conditions under the SEBI AIF Regulations. The registration of the AIF is, among other things, also dependent on the ability of the manager to effectively discharge its activities by having the necessary infrastructure and manpower. The manager is required to be a “fit and proper person”, based on the criteria specified in Schedule II of the Securities and Exchange Board of India (Intermediaries) Regulations, 2008. The obligations of the manager include maintenance of records, addressing the complaints of the investors, taking steps to address conflicts of interest, ensuring transparency and providing all information sought by the SEBI. The manager is also required to establish and implement written policies and procedures to identify, monitor and appropriately mitigate conflicts of interest throughout the scope of business. The manager or sponsor of the AIF is required to appoint a custodian registered with the SEBI for safekeeping of securities if the corpus of an AIF is more than Rs. 5,000 million. However, irrespective of the size of the corpus of the AIF, the sponsor or manager of category III AIF must appoint such a custodian. An associate of the sponsor or manager of an AIF may act as a custodian for that AIF subject to compliance with specified conditions.
Other Regulations and Circulars
SEBI Master Circular for Mutual Funds
For effective regulation of the mutual fund industry, the SEBI has issued various circulars from time to time. In order to consolidate all the applicable regulatory requirements, the provisions of various circulars issued through March 31, 2024, were incorporated in the SEBI Master Circular for Mutual Funds, dated June 27, 2024 (the “MF Master Circular”). Please see below some of the key points specified in the MF Master Circular.
Categorization and rationalization of mutual fund schemes
The MF Master Circular prescribes the guidelines for categorization and rationalization of mutual fund schemes in order to ensure uniformity in the characteristics of similar types of schemes launched by different mutual funds. In terms of the MF Master Circular, mutual fund schemes are classified under five groups, namely, equity schemes, debt schemes, hybrid schemes, solution oriented schemes and other schemes.
Equity schemes are further categorized into multi cap fund, large cap fund, large & mid cap fund, mid cap fund, small cap fund, dividend yield fund, value fund, contra fund, focused fund, sectoral/thematic, equity-linked savings scheme (“ELSS”) and flexi cap fund. Debt schemes are further categorized as overnight fund, liquid fund, ultra short duration fund, low duration fund, money market fund, short duration fund, medium duration fund, medium to long duration fund, long duration fund, dynamic bond, corporate bond fund, credit risk fund, banking and public sector undertaking fund, gilt fund and floater fund. Hybrid schemes can be further categorized as conservative hybrid fund, balanced hybrid fund, aggressive hybrid fund, dynamic asset allocation or balanced advantage, multi asset allocation, arbitrage fund and equity savings. Solution oriented schemes can be further categorized as retirement fund and children’s fund. Other schemes include index funds/exchange traded funds and fund of funds (overseas/domestic). As per this classification, the ‘type of scheme’ would be the type of scheme as applicable to each category of scheme.
Further, the investment objective, investment strategy and benchmark of each scheme is required to be suitably modified (wherever applicable) to bring it in line with the categories of schemes mentioned above. For easy identification by investors and in order to bring uniformity in names of schemes for a particular category across mutual funds, the MF Master Circular requires the scheme name to be the same as the scheme category.
Consolidation of schemes
The MF Master Circular prescribes that any consolidation or merger of the mutual fund schemes will be treated as a change in the fundamental attributes of the related schemes and AMCs shall be required to comply with the SEBI Mutual Funds Regulations in this regard. The proposal and modalities of the consolidation or merger must be approved by the board of the AMC and trustee(s), after they ensure that the interest of unit holders under all the concerned schemes have been protected in the said proposal. Subsequent to approval from the board of the AMC and trustee(s), AMCs shall file a proposal with the SEBI, along with the draft Scheme Information Document (“SID”), requisite fees (if a new scheme emerges after such consolidation or merger) and draft of the letter to be issued to the unit holders of all the concerned schemes, which will give them the option to exit at prevailing net asset value without charging exit load and disclose all relevant information enabling them to take well informed decisions.

However, as per the MF Master Circular, a merger or consolidation will not be seen as a change in fundamental attribute of the surviving scheme if the following conditions are met:

(i)	The fundamental attributes of the surviving scheme do not change. The “surviving scheme” means the scheme which remains in existence after the merger.

(ii)	The mutual funds are able to demonstrate that the circumstances merit merger or consolidation of schemes and the interest of the unit holders of the surviving scheme is not adversely affected.
Further, after approval by the boards of the AMC and the trustees, the AMCs are required to file such proposal with the SEBI. The SEBI would communicate its observations on the proposal within the time period prescribed. The letter to unit holders should be issued only after the final observations communicated by the SEBI have been incorporated and final copies of the same have been filed with the SEBI.
Definition of Large Cap, Mid Cap and Small Cap
In order to ensure uniformity in respect of the investment universe for equity schemes, the MF Master Circular defines large cap company, mid cap company and small cap company, in terms of its full market capitalization as follows: (a) large cap company means: 1 st
-100
th
company; (b) mid cap company means: 101
st
-250
th
company; and (c) small cap company means: 251
st
company onwards. Mutual funds are required to adopt the list of stocks prepared by the Association of Mutual Funds in India (“AMFI”) in this regard. Subsequent to any update in the list, mutual funds are required to rebalance their portfolios (if required) in line with the updated list, within a period of one month.
Timelines for Rebalancing of Portfolios of Mutual Fund Schemes
In the event of deviation from the mandated asset allocation mentioned in the Scheme Information Document (“SID”) due to passive breaches (occurrence of instances not arising out of omission and commission of AMCs), the MF Master Circular mandates the rebalancing period across schemes as follows: (a) Overnight fund: not applicable; and (b) All schemes other than index funds and exchange traded funds: thirty business days.
As per the MF Master Circular, in case the portfolio of schemes (all schemes other than index funds and exchange traded funds) mentioned above are not rebalanced within the mandated timelines, mutual funds are required to place before the investment committee, a justification in writing, including details of efforts taken to rebalance the portfolio. The investment committee, if it so desires, can extend the timelines up to sixty business days from the date of completion of the mandated rebalancing period. Further, under the MF Master Circular, in case the portfolio of schemes is not rebalanced within the mandated plus extended timelines, AMCs: (a) must not be permitted to launch any new scheme until the time the portfolio is rebalanced; and (b) cannot levy exit load, if any, on the investors exiting such scheme(s).
The MF Master Circular also lays down certain reporting and disclosure requirements. It requires AMCs to report the deviation to trustees at each stage. In case the assets under management of a deviated portfolio is more than 10.0 percent of the assets under management of the main portfolio of scheme, (a) AMCs have to immediately disclose the same to the investors through SMS and email/letter including details of the portfolio that has not been rebalanced; (b) AMCs must also immediately communicate to investors through SMS and email/letter when the portfolio is rebalanced; and (c) the subject line of the aforementioned emails/letters should be uniform across the industry and clearly indicate “breach of”/“deviation from” mandated asset allocation. Further, AMCs are required to disclose any deviation from the mandated asset allocation to investors along with periodic portfolio disclosures as specified by the SEBI from the date of lapse of mandated plus extended rebalancing timelines. These norms are applicable to the main portfolio only and not to segregated portfolio(s), if any.
Enhancing Fund Governance for Mutual Funds
The MF Master Circular sets out the governance framework for mutual funds, including the formation and regulation of audit and valuation committees by trustees of mutual funds and AMCs. The trustees of mutual funds and asset management companies must abide by the code of conduct prescribed in the SEBI Mutual Funds Regulations.
AMCs of mutual funds must have a qualified and independent audit committee, comprised of a minimum of three directors as members, and at least two thirds of the members must be independent directors of the AMC. The MF Master Circular specifies the role and the terms of reference of the audit committee of AMCs, which include, inter alia
, the oversight of the financial reporting process, the audit process, the company’s system of internal controls, compliance with laws and regulations and other related process, with specific reference to the operation of its mutual fund business.
AMCs are also required to constitute an in-house valuation committee consisting of senior executives including personnel from accounts, fund management and compliance departments. This committee must, on a regular basis, review the systems and practices of valuation of securities.

Mutual funds and asset management companies must provide on their websites certain information and disclosures, including, inter alia
, an annual report, half-yearly disclosures, disclosures of the company’s valuation policy and procedures, portfolios under management along with International Securities Identification Numbers (“ISIN”), advertisement pertaining to the disclosure of its half-yearly statement of its schemes portfolio, a breakdown of its assets under management, and the total commissions and expenses paid to distributors.
The MF Master Circular prescribes the tenure of independent trustees of mutual funds and of independent directors of AMCs, and the appointment and tenure of auditors.
A. Tenure of independent trustees and independent directors
Regulation 16(5) and Regulation 21(1)(d) of the SEBI Mutual Funds Regulations mandate the appointment of independent trustees and independent directors, respectively. With respect to the tenure of independent trustees and independent directors, it has been decided that:

(i)	An independent trustee and independent director will hold office for a maximum of two terms with each term not exceeding a period of five consecutive years.

(ii)
No independent trustee or independent director may hold office for more than two consecutive terms; however, such individuals will be eligible for re-appointment after a cooling-off period of three years. During the cooling-off period, such individuals should not be associated with the concerned MF, AMC and its subsidiaries and/or sponsor of the asset management company in any manner whatsoever.

(iii)
Existing independent trustees and independent directors will hold office for a maximum of 10 years (including all preceding years for which such individual has held office). In this respect, the following may be noted:

(a)	individuals who had held office for less than nine years (as on November 30, 2017) could continue for the residual period of service.

(b)	individuals who had held office for nine years or more (as on November 30, 2017) could continue in their respective position for a maximum of two additional years.

(c)	such individuals were subsequently eligible for reappointment after a cooling-off period of three years, in terms of paragraph A(i) and paragraph A(ii) above.
B. Auditors of mutual funds
The auditor of a mutual fund, appointed in terms of Regulation 55(1) of the SEBI Mutual Funds Regulations, must be a firm, including a limited liability firm, constituted under the Limited Liability Partnership Act, 2008. With respect to the appointment of auditors in terms of Regulation 55(1) of the MF Regulations, the following periods of appointment are mandated:

(i)	No mutual fund may appoint an auditor for more than two terms of maximum five consecutive years. Such auditor may be re-appointed after a cooling-off period of five years.

(ii)	Further, during the cooling-off period of five years, the incoming auditor may not include:

(a)	any firm that has common partner(s) with the outgoing audit firm; and

(b)
any associate firm(s) of the outgoing audit firm which are under the same network of audit firms wherein the term “same network” includes the firms operating or functioning, hitherto or in future, under the same brand name, trade name or common control.

(iii)
Existing auditors may be appointed for a maximum of 10 years (including all preceding years for which an auditor has been appointed in terms of Regulation 55(1) of the SEBI Mutual Funds Regulations. In this respect, the following may be noted:

(a)	auditors who have conducted the audit of the mutual fund for less than nine years (as on November 30, 2017) could continue for the residual period of service;

(b)	auditors who have conducted the audit of the mutual fund for nine years or more (as on November 30, 2017) could continue until the end of fiscal year 2019; and

(c)	such auditors were subsequently eligible for reappointment after a cooling-off period of five years, in terms of paragraph B(i) and paragraph B(ii) above.

IV. Disclosures pursuant to Section 13(r) of the Exchange Act
Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), an issuer is required to disclose in its periodic reports whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure may be required even where the activities, transactions or dealings were conducted in compliance with applicable law. Except as set forth below, as of the date of this annual report, HDFC Bank is not aware of any other activity, transaction or dealing by it or any of its affiliates during the year ended March 31, 2024, and through the date of this annual report that requires disclosure under Section 13(r) of the Exchange Act.

•
In June 2021, an individual customer of HDFC Bank was designated by the United States as a Specially Designated Global Terrorist (“SDGT”) under Executive Order 13224. HDFC Bank provided several banking, credit and brokerage products and services to this customer, which were initiated prior to the customer’s designation. We blocked this customer’s accounts and credit card and continued to do so while he remained designated as an SDGT. The said individual was removed from the SDGT list in April 2023.

•
In November 2023, the United States designated a corporate customer of HDFC Bank and its ultimate beneficial owner as SDGTs under Executive Order 13224. This customer holds several accounts with HDFC Bank. We blocked each of these accounts following the customer’s designation.

•	In April 2024, the United States designated another corporate customer of HDFC Bank as an SDGT under Executive Order 13224. We blocked the customer’s account following its designation.
Revenue and net income generated in connection with the above-described products and services in the year ended March 31, 2024, were negligible relative to our overall revenue and net income.

EXCHANGE CONTROLS
Restrictions on Conversion of Rupees
There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the RBI determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60.0 percent of the foreign exchange received on trade or by current account at a market-determined rate and the remaining 40.0 percent at the official rate. All importers were, however, required to buy foreign exchange at the market rate, except for certain priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the RBI announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the Government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment. The Government has also, since 1999, relaxed restrictions on capital account transactions by resident Indians. For example, the RBI permits persons resident in India to remit monies outside India for any permissible current or capital account transaction or a combination of both. The limit for such remittances varies: it generally trended upwards after the year 2000, reaching US$ 200,000 per person per financial year, but was reduced to US$ 75,000 in September 2013 for exchange control purposes. As a result of stability in the foreign exchange market, the limit was enhanced to US$ 125,000 in June 2014 and US$ 250,000 in June 2015, where it has remained since.
Restrictions on Sales of the Equity Shares Underlying the ADSs and Repatriation of Sale Proceeds
Under the laws of India, ADSs issued by Indian companies to non-residents are freely transferable outside of India. Similarly, RBI approval is not required for the sale of equity shares underlying ADSs by a non-resident of India to a person resident in India, subject to reporting requirements and the applicable pricing norms if the shares are not sold on a recognized Indian exchange. However, the provisions of the Banking Regulation Act, read together with the 2023 Bank Shareholding Directions issued by the RBI, which apply to both resident and non-resident investors, require RBI approval where such acquisition results in any person’s aggregate holding (which includes total holding, directly or indirectly, beneficial or otherwise, of shares or voting rights) reaching 5.0 percent or more of the paid-up capital or voting rights in a banking company.
The Ministry of Finance, Government of India, has granted general permission for the transfer of ADRs outside India and also permitted non-resident holders of ADRs to surrender ADRs in exchange for the underlying shares of the Indian issuer company. Pursuant to the terms of the deposit agreement, an investor who surrenders ADRs and withdraws shares is permitted to redeposit such shares (subject to availability within the total issued ADRs) and obtain ADRs at a later time, subject to compliance with applicable regulations.
Unlisted companies (private or public) that were previously prohibited from issuing ADSs on non-Indian stock exchanges if they were not already listed on a stock exchange in India were, in October 2013, granted a general permission to list on non-Indian stock exchanges without having to be listed in India, subject to certain conditions.
In April 2014, the provisions of the Companies Act regulating the issuance of ADSs by Indian companies came into force. In May 2014, the Government of India accepted the recommendations of the M.S. Sahoo Committee, which had drafted a new scheme to regulate ADRs. On October 21, 2014, the Government notified the Depository Receipts Scheme 2014 (the “DR Scheme”), which came into force on December 15, 2014. The relevant provisions of the Companies Act and the DR Scheme apply only to depository receipts (including ADSs) issued after April 1, 2014, and the date of the notification of the DR Scheme, respectively. In October 2019, the SEBI issued a framework for the issuance of depository receipts by a listed company. It includes the eligibility criteria for such companies, the permissible jurisdictions where such issuance or transfer may be done and the obligations of listed companies while issuing depository receipts. This framework also provides the obligations of Indian depositories and domestic custodians, whereby Indian depositories are required to develop a system to monitor the foreign holding, including that held by way of depository receipts, as per the limits prescribed under the Foreign Exchange Management Act, 1999 and applicable SEBI Regulations, and to disseminate the information regarding outstanding depository receipts and available limits for conversion. For this purpose, the framework requires Indian depositories to make necessary arrangements with the domestic custodian and/or a foreign depository. In October 2020, the SEBI issued broad operational guidelines for the above purpose.
In February 2021, the SEBI issued the master circular for depositories, which consolidated the regulations governing ADRs as well as depository receipts. The SEBI further updated the master circular for depositories in October 2023. The SEBI does not have the authority to regulate foreign depositories, and the master circular for depositories only covers ADRs and global depositary receipts issued by companies incorporated in India.
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

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES
Investment in equity instruments of a company in India by a person resident outside India is governed by the Foreign Exchange Management Act, 1999 (the “Foreign Exchange Management Act”), and the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (the “NDI Rules”). An investment by a person resident outside India which does not comply with the conditions of the NDI Rules requires prior permission of the RBI, which may be provided in consultation with the Government subject to such conditions as may be considered necessary. The NDI Rules supersede the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident Outside India) Regulations, 2017 (the “FEMA Transfer or Issue of Security Regulations 2017”). As was provided under the FEMA Transfer or Issue of Security Regulations 2017, the NDI Rules also prescribe an “automatic route” under which no prior consent and approval is required from the RBI or the Government for FDI in certain industries within specified sectoral caps. In respect of all industries that do not fall under the automatic route, and in respect of investments which do not comply with the conditions mentioned under the automatic route, approval is required from the Government under the “government route”.
The Government also publishes a Consolidated Policy on Foreign Direct Investment (the “Consolidated FDI Policy”) which, read together with the Foreign Exchange Management Act, and the rules and regulations issued thereunder, and circulars issued by the Government and the RBI from time to time, provides the framework for foreign investments in India.
Under the current foreign investment rules, the following restrictions are applicable to non-resident ownership:
Foreign Direct Investment
The Government has put in place a policy framework on FDI that is embodied in the circular on Consolidated FDI Policy, which is generally updated periodically to include the regulatory changes effected in the interim. The Department for Promotion of Industry and Internal Trade (“DPIIT”), Ministry of Commerce and Industry and the Government make policy pronouncements on FDI through press notes/press releases which are notified as amendments to the applicable rules and regulations issued under FEMA. These notifications take effect from the date of issue of the press notes/press releases, unless specified otherwise therein. The procedural instructions may be issued by the RBI vide A.P. (DIR Series) Circulars. The regulatory framework, over a period of time, thus consists of acts, regulations, press notes, press releases and clarifications that are consolidated in the Consolidated FDI Policy from time to time.
The present Consolidated FDI Policy subsumes and supersedes all press notes, press releases, clarifications and circulars issued by the DPIIT that were in force as of October 15, 2020, and reflects the FDI policy as of October 15, 2020. Certain actions, such as those listed below, require government approval in consultation with the DPIIT by way of prior approval from the administrative ministries or departments:

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

•
foreign investments in a non-operating company that does not have any downstream investments for undertaking activities which are under the government route. Further, as and when such a company commences business or makes a downstream investment, it will have to comply with the relevant sectoral conditions on entry route, conditionalities and caps;

•	foreign investments by an unincorporated entity in certain cases; and

•	foreign investment by swap of shares for sectors under the Government approval route.
On May 24, 2017, the Government approved the phase-out of the Foreign Investment Promotion Board (“FIPB”), which had been set up to regulate all foreign direct investment into India and whose approval was required for foreign investment in certain sectors, including defense and public sector banks. The Government nominated the relevant administrative ministries or departments for each sector as competent authorities which process applications for FDI requiring government approval in line with standard operating procedures (“SOP”). The SOP was updated on August 17, 2023, to make the application process for FDI requiring government approval online through the National Single Window System.
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
., Pakistan, Bangladesh, Afghanistan, Nepal, Bhutan, Myanmar and China, each a “Neighboring Country”), or (b) where the beneficial owner of an investment into India is (i) situated in a Neighboring Country or (ii) a citizen of a Neighboring Country.

Subject to certain exceptions, FDI and investment by non-resident Indians in Indian companies do not require the prior approval of the Government of India (acting through the concerned ministries or departments) or the RBI. The Government of India has indicated that in all cases where FDI is allowed under the automatic route pursuant to the Consolidated FDI Policy, the RBI would continue to be the primary agency for the purposes of monitoring and regulating foreign investment. For cases that do require an FDI approval, including cases approved by the Government in the past, the monitoring and compliance of conditions is done by the concerned administrative ministries and departments. Further, in cases where the approval of the Government of India is obtained, no approval of the RBI is required. In both cases, the prescribed applicable norms with respect to determining the price at which the shares may be issued by the Indian company to the non-resident investor would need to be complied with, and a declaration in the prescribed form, detailing the foreign investment, must be filed with the RBI once the foreign investment is made in the Indian company. The foregoing description applies only to an issuance of shares by, and not to a transfer of shares of, Indian companies.
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
The 2023 Bank Shareholding Directions prescribe requirements regarding acquisition and holding of shares or voting rights in relation to all banking companies as defined in the Banking Regulation Act. In relation to foreign investment in private sector banks in India, the Consolidated FDI Policy and the FEMA guidelines state that the foreign investment limits and sub-limits as well as the computation of foreign investment in private sector banks will be as specified in the Consolidated FDI Policy, the Foreign Exchange Management Act and the regulations made in relation thereto, as amended from time to time. As per the Consolidated FDI Policy, dated October 15, 2020 and issued by the Government of India, and the NDI Rules, the following restrictions are applicable to foreign ownership in the Bank:

•
Foreign investors may own up to 74.0 percent of the equity shares of a private sector Indian banking company subject to compliance with guidelines issued by the RBI from time to time. FDI up to 49.0 percent is permitted under the automatic route and FDI above 49 percent and up to 74.0 percent requires prior approval of the competent authorities. This 74.0 percent limit will include investment under the portfolio investment scheme by FPIs/non-resident Indian (“NRIs”) and shares acquired prior to September 16, 2003 by erstwhile overseas corporate bodies (“OCBs”), and continue to include IPOs, private placements, GDR/ADRs and acquisition of shares from existing shareholders. Aggregate foreign investment in the Bank from all sources is allowed up to a maximum of 74.0 percent of the paid-up capital of the Bank. At least 26.0 percent of the paid-up capital would have to be held by Indian residents, except in the case of a wholly owned subsidiary of a foreign bank.

•
An FPI may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of an FPI to below 10.0 percent of the capital of the Indian banking company. With effect from April 1, 2020, the aggregate limit for FPI investment is prescribed by sectoral caps applicable to Indian companies in relation to FDI, in accordance with the NDI Rules. Subject to a resolution of the board of directors and a special resolution of the shareholders of the Indian banking company, the 74.0 percent limit ordinarily applicable to Indian banking companies could be decreased to 24.0 percent, or 49.0 percent of the total paid-up capital of a private sector banking company before March 31, 2020. An Indian banking company which has decreased its aggregate limit of FDI investment can increase it again, to the aggregate limit of 74.0 percent. However, once the aggregate limit of FPI investment is increased, the same cannot be reduced to a lower threshold by the Indian banking company. The total holding by each FPI or an investor group must be less than 10.0 percent of the total paid-up capital on a fully diluted basis or less than 10.0 percent of the paid-up value of each series of debentures or preference shares or share warrants issued by an Indian company, and the total holdings of all FPIs put together, including any other direct and indirect foreign investments in the Indian company permitted under these rules, must not exceed 24.0 percent of paid-up equity capital on a fully diluted basis or paid-up value of each series of debentures or preference shares or share warrants. The aggregate limit of 24.0 percent may be increased by the Indian company concerned up to the sectoral cap/statutory ceiling, as applicable, with the approval of its board of directors and its general body through a resolution and a special resolution, respectively.

•
No single NRIs may own more than 5.0 percent of the total paid-up capital of a private sector banking company, and the aggregate holdings of all NRIs and overseas citizens of India cannot exceed 10.0 percent of the total paid-up capital. However, NRIs’ holdings can be allowed up to 24.0 percent of the total paid-up capital, provided the banking company passes a special resolution of the shareholders to that effect. In addition, while OCBs were derecognized as a class of investors in India with effect from September 16, 2003, erstwhile OCBs which are incorporated outside India and are not under the adverse notice of the RBI can make fresh investments as incorporated non-resident entities in accordance with the Consolidated FDI Policy and NDI Rules.

FPI Regulations
The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014 have been replaced by the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations 2019 (the “FPI Regulations”). SEBI has also issued operational guidelines dated November 5, 2019 under the FPI Regulations (the “FPI Operational Guidelines”), which have now been superseded by, and incorporated in, the Master Circular for Foreign Portfolio Investors, Designated Depository Participants and Eligible Foreign Investors, dated December 19, 2022 issued, by SEBI (the “2022 Master Circular”). The regulatory regime governing FPIs and investments made by them replaces the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995 (the “FII Regulations”) and the regime for investments by qualified foreign investors (“QFIs”). Pursuant to the original regulations governing FPIs, which came into effect on June 1, 2014, an FII, which held a valid certificate of registration from the SEBI, was deemed to be a registered FPI until the expiry of the block of three years for which fees had been paid as per the FII Regulations. Further, an FII was not eligible to invest as an FII after registering as an FPI. Similarly, a QFI could continue to buy, sell or otherwise deal in securities until May 31, 2015, or until the QFI obtained a certificate of registration as FPI, whichever occurred earlier.
The NDI Rules and the FPI Regulations specify that the shares purchased by a single FPI or an investor group must be below 10.0 percent of the total paid-up equity capital of a company on a fully diluted basis. It should be noted that multiple entities registered as FPIs, directly or indirectly, having common ownership of more than 50.0 percent or common control, will be treated as part of the same investor group, and the investment limits of all such entities will be combined to calculate the investment limit as applicable to a single FPI.
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
The 2022 Master Circular directs all the issuers of ODIs to identify and verify the beneficial owners in the subscriber entities who hold in excess of 10.0 percent in the case of a company, 10.0 percent in the case of partnership firms, 15.0 percent in case of unincorporated associations or bodies of individuals, and 10.0 percent, in case of a trust. Where no natural person is identified, the beneficial owner is the relevant natural person who holds the position of senior managing official. For entities coming from “high risk jurisdictions”, as identified by intermediary, the intermediaries may apply a lower materiality threshold of 10% for the identification of beneficial owners. The ODI issuers will have to maintain with them at all times the “know your customer” documents regarding ODI subscribers and those should be made available to SEBI on demand.
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

The SEBI DR Circular defines “permissible securities” as equity shares and debt securities, which are in dematerialized form and rank pari passu
with the securities issued and listed on a recognized stock exchange. The SEBI DR Circular also provides the criteria for companies to be eligible to issue the permissible securities, and prohibits listed companies from issuing permissible securities if any of their promoters, promoter group or directors or selling shareholders are debarred from accessing the capital market by SEBI, any of the promoters or directors of the listed company are promoters or directors of any other company which is debarred from accessing the capital market by SEBI, the listed company or any of its promoters or directors is a willful defaulter, or any of its promoters or directors is a fugitive economic offender. The SEBI DR Circular further states that for the purpose of an initial issue and listing of depositary receipts, pursuant to transfer by existing holders, the listed company must provide an opportunity to its equity shareholders to tender their shares for participation in such listing of depositary receipts.
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
In terms of the DR Scheme, securities can be issued through the depository receipt mechanism up to such a limit that the aggregate underlying securities issued to foreign depositories for issuance of depository receipts along with securities already held by persons resident outside India do not exceed the applicable foreign investment limits prescribed by regulations framed under the Foreign Exchange Management Act. Further, the SEBI DR Circular requires that within this limit, the maximum aggregate permissible securities which may be issued by the listed company or transferred by the existing holders for the purpose of issue of depository receipts must be such that the listed company is able to ensure compliance with the minimum public shareholding requirement, after excluding the permissible securities held by the depository for the purpose of issuance of depository receipts.
The depository receipts and the underlying securities may be converted into each other subject to the applicable foreign investment limit. It should be noted that the provisions of the Banking Regulation Act, read together with the “Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies” issued by the RBI in January 2023 and the “Master Direction – Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023” issued by the RBI will apply to both resident and non-resident investors where such acquisition results in any person’s aggregate holding (which includes total holding, directly or indirectly, beneficial or otherwise, of shares or voting rights) reaching 5.0 percent or more of the paid-up capital or voting rights in a banking company.
The DR Scheme provides that underlying securities must not be issued to a foreign depository for issuance of depository receipts at a price which is less than the price applicable to a corresponding mode of issuance to domestic investors. The SEBI DR Circular further states that in case of a simultaneous listing of permissible securities on stock exchange(s) in India pursuant to a public offer/preferential allotment/qualified institutions placement, and depositary receipts on an international exchange, the price of issue or transfer of permissible securities, for the purpose of issuing depositary receipts by a foreign depository, must not be less than the price finalized for the domestic investors under the applicable laws. Where permissible securities are issued by a listed company or transferred by the existing holders, for the purpose of issuing depositary receipts by a foreign depository, such permissible securities must be issued at a price not less than the price applicable to a corresponding mode of issue of such permissible securities to domestic investors under the applicable laws.
In terms of the DR Scheme, the foreign depository is entitled to exercise voting rights, if any, associated with the underlying securities whether pursuant to voting instructions from the holder of depository receipts or otherwise. Further, a holder of depository receipts issued against underlying equity shares must have the same obligations as if it is the holder of the equity shares if it has the right to issue voting instruction. However, in accordance with the SEBI DR Circular, the voting rights on permissible securities, if any, can be exercised by the holder of depository receipts through the foreign depository pursuant only to voting instruction from such holder of depository receipts.
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
In February 2021, the SEBI issued the master circular for depositories, which consolidated the regulations governing ADRs as well as depository receipts. The SEBI further updated the master circular for depositories in October 2023. The SEBI does not have the authority to regulate foreign depositories, and the master circular for depositories only covers ADRs and global depositary receipts issued by companies incorporated in India.

ADDITIONAL INFORMATION
The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC. The internet website maintained by the Bank is www.hdfcbank.com. No material on the Bank’s website forms any part of, or is incorporated by reference into, this annual report on Form 20-F. References herein to the Bank’s website shall not be deemed to cause such incorporation.
The Bank submits its annual report provided to security holders in electronic format as an exhibit to a report on Form 6-K.

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
The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2024. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on those criteria and our assessment we believe that, as of March 31, 2024, the Bank’s internal control over financial reporting was effective.
The Bank’s independent registered public accounting firm, KPMG Assurance and Consulting Services LLP, has issued an audit report on the Bank’s internal control over financial reporting.
HDFC BANK LIMITED
HDFC Bank House,
Senapati Bapat Marg,
Lower Parel,
Mumbai 400 013, India
July 29, 2024

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
HDFC Bank Limited:
Opinion on Internal Control Over Financial Reporting
We have audited HDFC Bank Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated July 29, 2024 expressed an unqualified opinion on those consolidated financial statements.
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
July 29, 2024

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
HDFC Bank Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and subsidiaries (the Company) as of March 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2024, based on criteria established in
Internal Control – Integrated Framework (2013)
 issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 29, 2024 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
The accompanying consolidated financial statements as of and for the year ended March 31, 2024 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation, and, in our opinion, such financial statements expressed in Indian rupee have been translated into United States dollars on the basis set forth in Note 2(ab) to the consolidated financial statements.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of allowance for credit losses for loans evaluated on a collective basis
As discussed in Notes 2(i) and 10 to the consolidated financial statements, the Company’s allowance for credit losses for loans as of March 31, 2024 was Rs. 457,346.5 million, of which Rs. 385,611.1 million related to the allowance for credit losses on loans evaluated on a collective basis (the collective ACL) which includes the collective ACL related to the acquired loan portfolio of HDFC Limited (‘eHDFC’), which merged into the Company on the effective date of July 1, 2023. The methodology for estimating the amount of credit losses reported in the allowance for credit losses has a component for expected credit losses for pools of loans that share similar risk characteristics. The collective ACL is primarily based on the Company’s estimate of probability of default (PD), loss given default (LGD), and exposure at default (EAD), determined for the respective risk pools. The Company estimates the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts. The Company uses macro-economic variables that are relevant to the specific pool of loans to develop a reasonable and supportable forecast specific to the relevant macroeconomic variable for the expected performance of the pool. After the reasonable and supportable forecast period, the Company reverts to the historical average default rate for the remaining expected life of the loans over a straight-line basis. The collective ACL is determined as the product of multiplying the PD, LGD and EAD.
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
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the collective ACL estimate, including controls over the:

•	development and approval of the Company’s collective ACL methodology;

•	continued use and appropriateness of changes to the PD, LGD models and credit rating models for wholesale loans;

•	identification and determination of significant assumptions used in the PD and LGD models including the acquired loan portfolio of eHDFC; and

•	analysis of the collective ACL results and trends.
We evaluated the Company’s process to develop the collective ACL estimate by testing certain sources of data, factors and assumptions that the Company used and considered the appropriateness, relevance and reliability of such data, factors and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

•	evaluating the Company’s collective ACL methodology and key assumptions for compliance with U.S. generally accepted accounting principles;

•	determining whether the loan portfolio is pooled by similar risk characteristics by comparing to the Company’s business environment and relevant industry practices;

•
evaluating judgments made by the Company relative to the development and performance testing of the PD and LGD models and credit rating models for wholesale loans by comparing them to relevant Company-specific metrics, industry and regulatory practices;

•
assessing the conceptual soundness and performance testing of the PD and LGD models and credit rating models for wholesale loans by inspecting the model documentation to determine whether the models are suitable for their intended use;

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

•
evaluating the appropriateness and accuracy of code scripts for gathering pools of data used in the estimation process of the collective ACL and determining whether such code scripts are consistent with the methodology.

We also assessed the sufficiency of the audit evidence obtained related to the collective ACL estimate by evaluating the:

•	cumulative results of the audit procedures

•	qualitative aspects of the Company’s accounting practices

•	potential bias in the accounting estimates
Valuation of intangible assets recognized on the acquisition of HDFC Limited and its subsidiaries
As discussed in Notes 3 and 20 to the consolidated financial statements, on July 1, 2023, the Company completed its acquisition of eHDFC and its subsidiaries. This transaction was accounted for using the acquisition method of accounting that requires allocation of the fair value of the purchase consideration to assets acquired (including identified intangible assets) and liabilities assumed at their estimated fair values on the acquisition date. The Company recognized various intangible assets including, amongst others, brand intangible asset (‘Brand’) at a fair value of Rs. 750,758.2 million, investment management contract intangible asset (‘Investment Management Contract’) at a fair value of Rs. 369,785.6 million and value of business acquired intangible asset relating to the Company’s life insurance subsidiary (‘Value of Business Acquired’) at a value of Rs. 221,738.5 million, which represents the difference between the estimated fair value of the liabilities on policies in force and the carrying value of those same insurance contract liabilities, at the acquisition date.
We identified initial fair value measurements of the Brand, Investment Management Contract and the initial measurement of the Value of Business Acquired as a critical audit matter. Subjective and complex auditor judgment, including specialized skills and knowledge, was required to assess the values computed by the Company due to significant measurement uncertainty. Specifically, the assessment of the initial fair value measurements of the intangible assets involved an evaluation of the assumptions used to measure the fair values such as: (1) royalty rates, projected revenue for the future periods and risk adjusted discount rate used in estimation of the fair value of the Brand (2) future earnings, risk adjusted discount rate and contributory asset charge used in estimation of the fair value of Investment Management Contract, and (3) cash flow assumptions of mortality and persistency used in estimation of the fair value of insurance contract liabilities used to compute the Value of Business Acquired. The initial recorded values of the aforementioned intangible assets were sensitive to changes to these assumptions.
Additionally, the selection and application of actuarial methodologies required the use of actuarial professionals with specialized skill and knowledge to assist in evaluating the estimates of the insurance contract liabilities used to derive the Value of Business Acquired.
The following are the primary procedures we performed to address this critical audit matter:
We evaluated the design and tested the operating effectiveness of internal controls related to the reasonableness of the basis used by the Company for determination of (1) royalty rates, projected revenue for the future periods and risk adjusted discount rate for Brand (2) future earnings, risk adjusted discount rate and contributory asset charge for Investment Management Contract, and (3) cash flow assumptions of mortality and persistency used in estimation of assumptions for computing fair value of insurance contract liabilities, which is used to compute the Value of Business Acquired.
We assessed the projected revenue for the future periods used in estimating the fair value of Brand and future earnings used in estimating the fair value of Investment Management Contract by comparing them to their historical revenue and earnings respectively and assessing the reasonability of the Company’s forecasts. We evaluated the relevance and reliability of the historical revenue and earnings by understanding the source of the information, how the information was obtained and making inquiries with management. We involved valuation professionals with specialized skills and knowledge, in relation to the Brand and the Investment Management Contract who assisted in:

•	evaluating the appropriateness of royalty rates applied, by assessing the intra group royalty rates of comparable companies in the financial services sector;

•
evaluating the appropriateness of the projected revenue for future period and future earnings for Brand and Investment Management Contract respectively by comparing them to the historical performance of the Company;

•
independently developed and recalculated the risk adjusted discount rate used by the Company’s third-party valuation advisor to present value the projected revenue for future period and future earnings for Brand and Investment Management Contract respectively to evaluate its appropriateness; and

•
independently developed and recalculated the contributory asset charge calculated by the Company’s third-party valuation advisor in the fair valuation of the Investment Management Contract to evaluate its appropriateness.

We also involved actuarial specialists with specialized skills and knowledge in relation to Value of Business Acquired, who assisted in:

•	assessing the methodology for calculating the fair value of insurance contract liabilities by reference to the requirements of the industry standard actuarial practices;

•	evaluating judgments applied by management in setting assumptions, including evaluating the results of experience studies used as the basis for setting those assumptions;

•
independently
re-calculating
the liabilities for a selection of individual policies for selected products. These cash flows are directly used to determine the fair value of liabilities for those policies as at the acquisition date and for the liabilities for future policy benefits as at acquisition date. Separately, a selection of cohort level liabilities was also recalculated as at the acquisition date; and

•	evaluating life insurance subsidiary’s cash flow assumptions such as mortality and persistency by assessing them in comparison to the life insurance subsidiary’s relevant historical experience data.
Liabilities for future policy benefits in respect to life insurance policies
As discussed in Notes 2(j)(ii) and 20 to the consolidated financial statements, the liability for future policy benefits (‘LFPB’) is determined using actuarial methodologies as the present value of expected future policy benefits to be paid to or on behalf of policyholders and certain related expenses less the present value of expected future net premiums receivable under the Company’s insurance contracts. The Company’s LFPB was Rs. 1,671,384.1 million as of March 31, 2024. Future policy benefits including bonuses paid to participating policyholders are calculated using actuarial assumptions and estimates such as mortality and persistency assumptions. Cash flow assumptions (mortality and persistency assumptions) are established at the policy inception and are evaluated annually to determine if an update is needed. The Company applies significant judgment in determining these cash flow assumptions and estimates.
We identified the evaluation of the estimate of LFPB as a critical audit matter. Specifically, the selection and determination of mortality and persistency assumptions used in estimating the LFPB involved significant management judgment and required subjective and complex auditor judgment in evaluating management’s estimate, and the use of actuarial professionals with specialized skill and knowledge to assist in performing procedures and evaluating the estimate of such liabilities.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of LFPB which included controls related to selection and determination of certain cash flow assumptions (mortality and persistency assumptions).
Our procedures included testing the completeness and accuracy of data used to develop these assumptions. We involved actuarial professionals with specialized skills and knowledge who assisted in:

•	evaluating the assumptions involved for calculating the liabilities by reference to the requirements of the industry standard actuarial practices;

•
evaluating judgments applied by management in setting assumptions, including evaluating the results of experience studies used as the basis for setting those assumptions and reviewing the same in comparison to actual experience;

•
evaluating the Company’s cash flow assumptions such as mortality and persistency assumptions by assessing them in comparison to the Company’s relevant historical experience data and anticipated trends; and

•	evaluating the Company’s LFPB estimate by independently recalculating the projected cash flows for a selection of policies and comparing the results to the Company’s estimates.
We have served as the Company’s auditor since 2015.
/s/ KPMG Assurance and Consulting Services LLP
Mumbai, India
July 29, 2024

HDFC
BANK LIMITED
A
ND
SUBSIDIARIES
CONSOLIDATED BALANCE
SHEETS

	As of
	March 31, 2023		March 31, 2024		March 31, 2024

	(In millions, except number of shares)
ASSETS:
Cash and due from banks, and restricted cash	Rs.	1,387,395.2	Rs.	2,086,031.4	US$	25,030.4
Investments held for trading, at fair value		135,831.1		461,245.3		5,534.5
Investments available for sale debt securities, at fair value [includes restricted investments of Rs. 2,070,953.6 and Rs. 1,792,147.6 (US$ 21,504.1), as of March 31, 2023 and March 31, 2024, respectively]		4,878,844.0		8,295,487.1		99,537.9
Securities purchased under agreements to resell		455,275.4		34,178.3		410.1
Loans [net of allowance of Rs. 365,164.5 and Rs. 457,346.5 (US$ 5,487.7), as of March 31, 2023 and March 31, 2024, respectively]		17,052,927.9		26,335,700.9		316,003.1
Accrued interest receivable		186,091.2		249,644.5		2,995.5
Property and equipment, net		87,569.7		147,030.4		1,764.2
Intangible assets, net		—		1,396,117.2		16,752.1
Goodwill		74,937.9		1,629,510.3		19,552.6
Other assets		1,496,751.6		2,528,211.3		30,336.1
Separate account assets		—		955,416.3		11,464.1

Total assets	Rs.	25,755,624.0	Rs.	44,118,573.0	US$	529,380.6

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	16,097,459.3	Rs.	20,688,406.2	US$	248,241.0
Non-interest-bearing deposits		2,729,176.3		3,079,829.4		36,955.0

Total deposits		18,826,635.6		23,768,235.6		285,196.0
Securities sold under repurchase agreements		—		56,541.0		678.4
Short-term borrowings		1,089,897.5		1,313,737.1		15,763.6
Accrued interest payable		112,463.2		238,638.8		2,863.4
Long-term debt		2,054,436.4		6,648,772.0		79,778.9
Accrued expenses and other liabilities		754,353.4		1,295,002.8		15,538.8
Separate account liabilities		—		955,416.3		11,464.1
Liabilities on policies in force		—		1,763,979.1		21,166.1
Undistributed policy holders earnings account		—		192,067.5		2,304.6

Total liabilities	Rs.	22,837,786.1	Rs.	36,232,390.2	US$	434,753.9

Commitments and contingencies (see note: 28)
Shareholders’ equity:
Equity shares: par value Rs. 1.0 each; authorized 6,500,000,000 shares and 11,906,100,000 shares; issued and outstanding 5,579,742,786 shares and 7,596,910,662 shares, as of M arch 31, 2023 and March 31, 2024, respectivel y	Rs.	5,579.7	Rs.	7,596.9	US$	91.2
Additional paid-in capital		883,371.9		4,344,576.8		52,130.8
Retained earnings		1,447,784.1		1,746,416.9		20,955.3
Statutory reserve		643,738.7		881,143.2		10,572.9
Accumulated other comprehensive income/ (loss)		(68,273.7)		(15,540.4)		(186.5)
Treasury stock, at cost		—		(16,866.0)		(202.4)

Total HDFC Bank Limited shareholders’ equity		2,912,200.7		6,947,327.4		83,361.3
Noncontrolling interest in subsidiaries		5,637.2		938,855.4		11,265.4
Total shareholders’ equity		2,917,837.9		7,886,182.8		94,626.7

Total liabilities and shareholders’ equity	Rs.	25,755,624.0	Rs.	44,118,573.0	US$	529,380.6

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2022		2023		2024		2024

	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	1,057,925.6	Rs.	1,351,818.0	Rs.	2,194,525.5	US$	26,332.2
Trading securities		1,647.5		2,964.6		3,563.1		42.8
Available for sale debt securities		240,943.0		304,566.7		516,550.0		6,198.1
Other		32,620.9		30,177.4		67,287.6		807.4

Total interest and dividend revenue		1,333,137.0		1,689,526.7		2,781,926.2		33,380.5

Interest expense:
Deposits		489,010.1		615,108.9		997,405.6		11,967.9
Short-term borrowings		17,675.2		58,142.8		100,181.0		1,202.1
Long-term debt		77,456.3		101,587.8		432,520.3		5,189.8
Other		155.9		698.7		3,815.9		45.8

Total interest expense		584,297.5		775,538.2		1,533,922.8		18,405.6

Net interest revenue		748,839.5		913,988.5		1,248,003.4		14,974.9
Provision for credit losses		126,979.5		74,213.8		133,063.1		1,596.6

Net interest revenue after provision for credit losses		621,860.0		839,774.7		1,114,940.3		13,378.3

Non-interest revenue, net:
Fees and commissions		202,979.5		239,603.7		280,965.9		3,371.3
Trading securities gain/(loss), net		2,455.5		479.9		41,595.0		499.1
Realized gain/(loss) on sales of available for sale debt securities, net		16,745.8		(720.3)		826.7		9.9
Allowance on available for sale debt securities		2,915.1		(70.9)		70.9		0.9
Foreign exchange transactions		34,851.4		25,547.0		15,521.2		186.2
Derivatives gain/(loss), net		1,422.0		15,366.1		18,558.5		222.7
Premium and other operating income from the insurance business		—		—		381,879.5		4,582.2
Other, net		9,204.9		11,181.0		(486.8)		(5.8)

Total non-interest revenue, net		270,574.2		291,386.5		738,930.9		8,866.5

Total revenue, net		892,434.2		1,131,161.2		1,853,871.2		22,244.8

Non-interest expense:
Salaries and staff benefits		165,287.7		199,726.8		288,776.0		3,465.0
Premises and equipment		36,236.0		45,069.9		65,131.5		781.5
Depreciation and amortization		16,816.9		23,489.7		31,147.3		373.7
Administrative and other		154,931.4		200,493.0		281,020.8		3,372.0
Amortization of intangible assets		—		—		21,201.0		254.4
Claims and benefits paid pertaining to insurance business		—		—		381,965.8		4,583.2

Total non-interest expense		373,272.0		468,779.4		1,069,242.4		12,829.8

(Surplus) / Deficit in P&L transferred to undistributed policyholders earnings account		—		—		(79,169.8)		(950.0)
Income before income tax expense		519,162.2		662,381.8		705,459.0		8,465.0
Income tax expense		132,559.2		166,117.4		77,827.1		933.9

Net income before noncontrolling interest	Rs.	386,603.0	Rs.	496,264.4	Rs.	627,631.9	US$	7,531.1
Less: Net income attributable to shareholders of noncontrolling interest		602.6		817.5		4,975.3		59.7

Net income attributable to HDFC Bank Limited	Rs.	386,000.4	Rs.	495,446.9	Rs.	622,656.6	US$	7,471.4

Per share information: (see note: 30 )
Earnings per equity share—basic	Rs.	69.76	Rs.	89.02	Rs.	88.66	US$	1.06
Earnings per equity share—diluted	Rs.	69.38	Rs.	88.68	Rs.	88.31	US$	1.05
Per ADS information (where 1 ADS represents 3 shares): (see note: 30 )
Earnings per ADS—basic	Rs.	209.28	Rs.	267.06	Rs.	265.98	US$	3.18
Earnings per ADS—diluted	Rs.	208.14	Rs.	266.04	Rs.	264.93	US$	3.15
Dividends declared per equity share	Rs.	15.50	Rs	19.00	Rs	19.50	US$	0.23
See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal years ended March 31,
	2022		2023		2024		2024

	(In millions)
Net income before noncontrolling interest	Rs.	386,603.0		Rs. 496,264.4		Rs. 627,631.9	US$	7,531.1
Other comprehensive income, net of tax:
Long- duration insurance contract discount rate change		—		—		(34,112.6)		(409.3)
Foreign currency translation adjustment:
Net unrealized gain (loss) arising during the period [net of tax Rs. (436.4), Rs. (1,136.5) and Rs. (254.2), as of March 31, 2022, March 31, 2023 and March 31, 2024, respectively]		1,297.5		3,378.5		810.3		9.7
Available for sale debt securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. 12,138.8, Rs. 17,666.8, and Rs. (15,898.7) as of March 31, 2022, March 31, 2023 and March 31, 2024, respectively]		(36,088.6)		(52,522.8)		78,036.1		936.4
Reclassification adjustment for net (gain) loss included in net income [net of tax Rs. 3,426.8, Rs. 449.7, and Rs. (1,675.7) as of March 31, 2022, March 31, 2023 and March 31, 2024, respectively]		(10,187.7)		(1,336.9)		4,856.3		58.3

Other comprehensive income, net of tax		(44,978.8)		(50,481.2)		49,590.1		595.1
(Surplus)/ Deficit in OCI transferred to undistributed policyholders earnings account		—		—		3,391.4		40.7
Total comprehensive income		341,624.2		445,783.2		680,613.4		8,166.9
Less: Comprehensive income attributable to shareholders of noncontrolling interest		602.6		817.5		5,223.5		62.7

Comprehensive income attributable to HDFC Bank Limited	Rs.	341,021.6	Rs.	444,965.7	Rs.	675,389.9	US$	8,104.2

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2022		2023		2024		2024
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs.	386,603.0	Rs.	496,264.4	Rs.	627,631.9	US$	7,531.1
Adjustment to reconcile net income to net cash provided by operating activities:
Provision for credit losses		126,979.5		74,213.8		133,063.1		1,596.6
Depreciation and amortization		16,816.9		23,489.7		31,147.3		373.7
Amortization of deferred customer acquisition costs and fees		10,912.3		13,284.8		20,848.1		250.2
Amortization of premium/(discount) on investments		8,493.3		7,845.9		22,386.1		268.6
Amortization of intangible assets						21,201.0		254.4
Allowance on available for sale debt securities		(2,915.1)		70.9		(70.9)		(0.9)
Deferred tax expense/ (benefit)		(9,887.3)		12,280.9		(57,133.2)		(685.5)
Other gains, net		(7,206.5)		(8,714.9)		(2,165.8)		(26.0)
Share-based compensation expense		13,874.5		14,014.6		20,115.8		241.4
Net realized (gain)/ loss on sale of available for sale debt securities		(16,745.8)		720.3		(826.7)		(9.9)
(Gain)/ loss on disposal of property and equipment, net		(0.9)		(80.6)		(748.0)		(9.0)
Unrealized exchange (gain)/ loss		(4,813.0)		276.7		5,554.3		66.6
Net change in:
Investments held for trading		48,845.7		(87,892.0)		(46,372.8)		(556.4)
Accrued interest receivable		(15,640.8)		(51,395.9)		(24,104.9)		(289.2)
Other assets		(26,227.6)		(113,657.6)		77,812.0		933.7
Accrued interest payable		4,417.8		29,891.6		12,951.8		155.4
Accrued expense and other liabilities		47,512.2		66,588.0		(171,089.9)		(2,053.0)
Policyholder’s Fund						352,123.2		4,225.1

Net cash provided by operating activities		581,018.2		477,200.6		1,022,322.4		12,266.9

Cash flows from investing activities:
Term placements, net		(366,297.2)		(498,561.2)		(353,054.8)		(4,236.3)
Activity in available for sale debt securities:
Purchases		(1,736,498.7)		(1,595,296.1)		(4,308,274.6)		(51,695.2)
Proceeds from sales		766,585.0		36,463.8		2,296,504.0		27,555.8
Maturities, prepayments and calls		807,572.1		994,010.6		1,163,732.2		13,963.7
Net change in repurchase agreements and reverse repurchase agreements		(307,207.6)		(234,067.0)		519,749.7		6,236.5
Loans purchased		(282,420.1)		(526,272.5)		(116,976.0)		(1,403.6)
Repayments on loans purchased		156,441.9		337,760.9		52,799.6		633.5
Increase in loans originated, net of principal collections		(2,328,833.2)		(2,864,884.7)		(3,104,884.4)		(37,255.6)
Additions to property and equipment		(26,324.4)		(43,620.3)		(53,838.0)		(646.0)
Proceeds from sale or disposal of property and equipment		199.1		426.8		1,533.9		18.4
Proceeds from disposals of business		—		—		95,006.7		1,140.0
Net cash received on acquisition of HDFC Limited		—		—		54,793.7		657.5
Activity in equity securities, net		14,503.3		1,256.7		80,343.8		964.0

Net cash used in investing activities		(3,302,279.8)		(4,392,783.0)		(3,672,564.2)		(44,067.3)

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2022		2023		2024		2024
	(In millions)
Cash flows from financing activities:
Net increase in deposits		2,237,238.5		3,224,774.3		3,368,161.6		40,414.7
Net increase/(decrease) in short-term borrowings		314,735.9		535,729.9		222,250.1		2,666.8
Proceeds from issue of shares by a subsidiary to noncontrolling interests		691.8		822.7		3,641.4		43.7
Proceeds from issuance of long-term debt		722,908.9		1,022,933.1		1,155,775.2		13,868.2
Repayment of long-term debt		(353,325.7)		(558,113.6)		(1,400,297.9)		(16,802.2)
Proceeds from issuance of equity shares for options and warrants exercised		26,097.3		34,158.3		84,425.4		1,013.0
Payment of dividends		(36,239.2)		(86,394.3)		(86,617.1)		(1,039.3)

Net cash provided by financing activities		2,912,107.5		4,173,910.4		3,347,338.7		40,164.9

Effect of exchange rate changes on cash and due from banks, and restricted cash		490.5		7,036.1		1,539.3		18.5
Net change in cash and due from banks, and restricted cash		191,336.4		265,364.1		698,636.2		8,383.0
Cash and due from banks, and restricted cash, beginning of year		930,694.7		1,122,031.1		1,387,395.2		16,647.4

Cash and due from banks, and restricted cash, end of year	Rs.	1,122,031.1	Rs.	1,387,395.2	Rs.	2,086,031.4	US$	25,030.4

Supplementary cash flow information:
Interest paid	Rs.	579,853.8	Rs.	745,487.8	Rs.	1,407,747.2	US$	16,891.6
Income taxes paid, net of refunds	Rs.	148,381.6	Rs.	163,674.9	Rs.	199,753.4	US$	2,396.8
Non-cash investment activities
i) Payable for purchase of property and equipment	Rs.	5,483.3	Rs.	7,440.6	Rs.	8,613.4	US$	103.4
ii) Trade date sale receivable of available for sale debt securities	Rs.	749.8	Rs.	—	Rs.	3,607.4	US $	43.3
iii) Operating lease right-of-use assets		Refer to note 28— “Commitments and contingencies—Lease commitments” for more information and balances as at March 31, 2024.
See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve ( * )		Accumulated Other Comprehensive Income/ (Loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2021	5,512,776,482	Rs.	5,512.8	Rs.	794,220.3	Rs.	897,873.7	Rs.	434,835.3	Rs.	27,186.3	Rs.	2,159,628.4	Rs.	3,776.4	Rs.	2,163,404.8
Shares issued upon exercise of options	32,764,494		32.7		26,064.6								26,097.3				26,097.3
Share-based compensation					13,874.5								13,874.5				13,874.5
Dividends							(36,239.2)						(36,239.2)				(36,239.2)
Change in ownership interest in subsidiary					455.8								455.8		(455.8)		—
Shares issued to noncontrolling interest													—		691.8		691.8
Transfer to statutory reserve							(94,443.8)		94,443.8				—				—
Net income							386,000.4						386,000.4		602.6		386,603.0
Net change in accumulated other comprehensive income											(44,978.8)		(44,978.8)				(44,978.8)
Balance at March 31, 2022	5,545,540,976	Rs.	5,545.5	Rs.	834,615.2	Rs.	1,153,191.1	Rs.	529,279.1	Rs.	(17,792.5)	Rs.	2,504,838.4	Rs.	4,615.0	Rs.	2,509,453.4

	Number of Equity Shares	Equity Share Capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve ( * )		Accumulated Other Comprehensive Income/ (Loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2022	5,545,540,976	Rs.	5,545.5	Rs.	834,615.2	Rs.	1,153,191.1	Rs.	529,279.1	Rs.	(17,792.5)	Rs.	2,504,838.4	Rs.	4,615.0	Rs.	2,509,453.4
Shares issued upon exercise of options	34,201,810		34.2		34,124.1								34,158.3				34,158.3
Share-based compensation					14,014.6								14,014.6				14,014.6
Dividends							(86,394.3)						(86,394.3)				(86,394.3)
Change in ownership interest in subsidiary					618.0								618.0		(618.0)		—
Shares issued to noncontrolling interest													—		822.7		822.7
Transfer to statutory reserve							(114,459.6)		114,459.6				—				—
Net income							495,446.9						495,446.9		817.5		496,264.4
Net change in accumulated other comprehensive income											(50,481.2)		(50,481.2)				(50,481.2)
Balance at March 31, 2023	5,579,742,786	Rs.	5,579.7	Rs.	883,371.9	Rs.	1,447,784.1	Rs.	643,738.7	Rs.	(68,273.7)	Rs.	2,912,200.7	Rs.	5,637.2	Rs.	2,917,837.9

(*)
Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

See accompanying notes to consolidated financial statements

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED
S
TATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve ( * )		Accumulated Other Comprehensive Income/ (Loss)		Treasury stock at cost		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2023	5,579,742,786	Rs.	5,579.7	Rs.	883,371.9	Rs.	1,447,784.1	Rs.	643,738.7		Rs. (68,273.7)	Rs.		Rs.	2,912,200.7	Rs.	5,637.2	Rs.	2,917,837.9
Shares issued upon exercise of options	46,621,586		46.6		52,450.7										52,497.3		—		52,497.3
Shares issued on account of Business Combination (net) (**)	1,945,770,658		1,945.8		3,308,588.4										3,310,534.2		926,787.1		4,237,321.3
Purchase consideration towards warrants & options eHDFC					45,712.9										45,712.9				45,712.9
Shares issued upon exercise of equity warrant	24,775,632		24.8		31,903.3										31,928.1		—		31,928.1
Share-based compensation					20,115.8										20,115.8				20,115.8
Dividends							(86,617.1)								(86,617.1)				(86,617.1)
Change in ownership interest in subsidiary					2,433.8										2,433.8		(2,433.8)		—
Shares issued to noncontrolling interest															—		3,641.4		3,641.4
Treasury stock							(2.2)						(16,866.0)		(16,868.2)				(16,868.2)
Transfer to statutory reserve							(237,404.5)		237,404.5						—				—
Net income							622,656.6								622,656.6		4,975.3		627,631.9
Net change in accumulated other comprehensive income											52,733.3				52,733.3		248.2		52,981.5
Balance at March 31, 2024	7,596,910,662	Rs.	7,596.9	Rs.	4,344,576.8	Rs.	1,746,416.9	Rs.	881,143.2	Rs.	(15,540.4)	Rs.	(16,866.0)	Rs.	6,947,327.4	Rs.	938,855.4	Rs.	7,886,182.8
Balance at March 31, 2024	7,596,910,662	US$	91.2	US$	52,130.8	US$	20,955.3	US$	10,572.9	US$	(186.5)	US$	(202.4)	US$	83,361.3	US$	11,265.4	US$	94,626.7

(*)
Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. Of the total transfers to the statutory reserve, Rs. 80,557.3 million (US$ 966.6 million) pertains to acquisition of eHDFC.

(**)	Net of 1,164,625,834 shares (par value Rs. 1.0 each) cancelled upon business combination.
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
Effective July 1, 2023, the Bank’s largest shareholder, Housing Development Finance Corporation Limited (“eHDFC”), along with its subsidiaries merged with the Bank. As on June 30, 2023, along with its subsidiaries it owned 20.8% of the Bank’s equity. The Bank’s equity shares are now widely held by the public and by foreign and Indian institutional investors.
The Bank’s principal business activities are retail banking, wholesale banking, treasury services and insurance services. The Bank’s retail banking division provides a variety of deposit products, as well as loans, credit cards, debit cards, third-party mutual funds and insurance, depositary services, trade finance, foreign exchange and derivative
services and sale of gold bars. Through its wholesale banking operations, the Bank provides loans, deposit products, documentary credits, guarantees, bullion trading, foreign exchange, and derivative products. It also provides cash management services, clearing and settlement services for stock exchanges, tax and other collections for the government, custody services for mutual funds and correspondent banking services. The Bank’s treasury group manages its debt securities and money market operations and its foreign exchange and derivative products.
The other subsidiaries and associated companies of the Bank are also largely engaged
in a range of financial services.
HDFC Life Insurance Company Limited, the Bank’s subsidiary effective July 1, 2023, provides life insurance services and pension management services.
HDFC Asset Management Company Limited and its group companies are engaged in asset management business, HDB Financial Services Limited is a non-deposit taking non-banking finance company HDFC Securities Limited is a financial services provider along with broking as a core product, the remaining subsidiaries and associated companies of the Bank are engaged in sourcing business for the Bank or its subsidiaries. HDFC Ergo General Insurance Company Limited, a joint venture company, is engaged in general insurance business.
2. Summary of significant accounting polici
es
a. Principles of consolidation
The consolidated financial statements include the accounts of HDFC BANK LIMITED AND SUBSIDIARIES. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than 50% of the voting rights and/or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in other assets and the Bank’s proportionate share of income or loss is included in non-interest revenue, other. The Bank consolidates Variable Interest Entities (“VIEs”) where the Bank is determined to be the primary beneficiary (see note 2k). All significant inter-company balances and transactions are eliminated on consolidation.
b. Basis of presentation
These consolidated financial statements have been prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). U.S. GAAP differs in certain material respects from Generally Accepted Accounting Principles in India, the requirements of India’s Banking Regulation Act 1949 and related regulations issued by the Reserve Bank of India (“RBI”), the guidelines issued by the Securities and Exchange Board of India (“SEBI”), and the guidelines issued by the Insurance Regulatory and Development Authority of India (“IRDAI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose consolidated financial statements of the Bank in India. Principal differences include the determination of the allowance for credit losses, classification and valuation of investments, classification and valuation of insurance contracts, accounting for deferred taxes, stock-based compensation, loan origination fees, derivative financial instruments, business combination, lease accounting and the presentation format and disclosures of the consolidated financial statements and related
notes.

F-1
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c. Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates
and
assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these consolidated financial statements that are susceptible to change include the allowance for credit losses, the valuation of investments, impairment in securities, valuation of derivatives, valuation of intangible assets acquired on acquisition of eHDFC, valuation of insurance policies liabilities, stock-based compensation, unrecognized tax benefits, valuation of lease liabilities and impairment assessment of recognized intangible assets and goodwill.
d. Cash and due from banks, and restricted cash
Cash and due from banks comprise of cash and deposit with banks that have original maturities of 90 days or less. The Bank has captioned cash and cash equivalent as “cash and due from banks, and restricted cash” on the consolidated balance sheets. Cash and due from banks include restricted cash (see note 4).
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
4

HDFC BANK LIMITED AND SUBSIDIARIES
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
For equity investments (“investee”) where control over an investee is typically determined by majority ownership; however, circumstances may arise where a majority-owned investment is not controlled. In such cases, equity method accounting is applied, particularly when the other shareholder(s) of the investee holds substantive participative rights granted by law or contract.
The Bank’s consolidated net income incorporates its proportionate share of the net income or loss from equity method investees.
g. Impairment of debt securities
The Bank conducts a review of all AFS debt securities with fair value below their carrying value or with zero loss expectation. The Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The allowance is increased or decreased if credit conditions subsequently worsen or improve. A reversal of credit losses is recognized in net income. The Bank recognizes the entire difference between amortized cost basis and fair value in net income for impaired AFS debt securities that the Bank has an intent to sell or for which the Bank believes it will more-likely-than-not be required to sell prior to recovery of the amortized cost basis. The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on debt securities in a timely manner in line with the Bank’s non-accrual and past due policies and on any debt security classified as non-performing. The Bank does not purchase debt securities with credit deterioration.
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
Interest is accrued on the unpaid principal balance and is included in interest income. Loans are generally placed on “non-accrual” status when interest or principal payments are ninety days past due or if they are considered non-performing, at which time no further interest is accrued and any unrealized interest recognized in the consolidated statement of income is reversed. Interest income and principal payments on loans placed on non-accrual status are recognized when received. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

F-1
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

i. Allowance for credit losses
The Bank provides an allowance for credit losses based on
management’s
estimate of losses inherent in the loan portfolio
which
includes troubled debt restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.
The Bank’s allowance for credit losses comprises of:

•	the allowance for credit losses, which covers the Bank’s loan portfolios and is presented separately on the balance sheet in Loans,

•	the allowance for lending-related commitments, which is recognized on the balance sheet in Accrued expenses and other liabilities,

•	the allowance for credit losses on investment securities, which covers the Bank’s AFS debt securities and is recognized on the balance sheet in Investments AFS debt securities; and

•
the allowance for credit losses on other financial assets measured at amortized cost, and other off-balance sheet credit exposures, which is recognized on the balance sheet in Accrued expenses and other liabilities.

All changes in the allowance for credit losses are recognized in the consolidated statement of income.
The Bank’s policies used to determine its allowance for credit losses and its allowance for lending-related commitments are described below:
The Bank’s loan portfolio is bifurcated into Retail and Wholesale portfolios, wherein the Retail portfolio is segmented into homogenous pools using various factors such as nature of product, delinquencies, and other demographic and behavioral variables of the borrowers. The wholesale portfolio is segmented into various risk grades on the basis of a host of quantitative and qualitative factors including financial performance, industry risk, business risk and management quality. The allowance for loan-related losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of outstanding loans and lending-related commitments that are not unconditionally cancellable. The Bank does not record an allowance for future draws on unconditionally cancellable lending-related commitments (e.g., credit cards). The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on loans more than 90 days past due and in the case of agricultural loans more than 365 days past due, and also on any loans classified as non-performing. The expected life for retail loans and wholesale loans is determined based on their contractual terms and expected prepayments as applicable. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account. The Bank has an Unconditionally Cancellable Clause (“UCC”) for credit card lines and in accordance with the current expected credit loss (CECL) accounting guidance, the Bank makes an allowance only for debt drawn at the time of expected loss measurement. The Bank applies expected principal payments to the credit card receivable balances existing at the reporting date until the balance is exhausted.
The estimate of expected credit losses includes expected recoveries of amounts previously charged off or expected to be charged off, even if such recoveries result in a negative allowance. The Retail loans are charged off against allowances typically when the account becomes 150 to 1,095 days past due depending on the type of loan. The defined delinquency levels at which major loan types are charged off are 150 days past due for personal loans and credit card receivables, 180 days for auto loans, commercial vehicle and construction equipment finance, 1,095 days past due for housing loans and on a customer by customer basis in respect of retail business banking when management believes that any future cash flows from these loans are remote including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. The Wholesale loans are charged off against the allowance when management believes that the loan balance may not be recovered, including realization of collateral, if applicable, and where any restructuring or any other settlement arrangements were not feasible. Subsequent recoveries, if any, against write-off cases, are adjusted to provision for credit losses in the consolidated statement of income.

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The majority of the Bank’s credit exposures share risk characteristics with other similar exposures, and as a result are collectively assessed for allowance (“portfolio-based component”) by grouping them into homogeneous pools of loans. If an exposure does not share risk characteristics with other exposures, the Bank generally estimates expected credit losses on an individual basis, considering expected repayment and conditions impacting that individual exposure (“asset-specific component”). The asset-specific component covers loans modified or reasonably expected to be modified in a troubled debt restructuring (“TDR”), collateral-dependent loans, and borrowers with financial difficulties.

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
Apart from its historical experience, the Bank seeks to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses for the Bank into its allowance. The Bank therefore includes in its estimation the use of quantitative statistical models to predict the impact of macro-economic variables, on defaults. The Bank uses
 macro-economic variables that are relevant to the specific pool of loans to develop a reasonable and supportable forecast specific to the relevant macro-economic variable for the expected performance of the pool. In deploying these models, the Bank has assessed the impact of an exhaustive set of macro-economic variables on its expected losses, and uses macro-economic forecasts surveyed and published by the Reserve Bank of India: Centre for Monitoring Indian Economy for this assessment. As the macro-economic forecasts are published for a year the Bank reverts to the historical average default rate beyond this period over a straight-line basis.
The Bank estimates its allowance for credit losses for pooled loans based on its PD and LGD, determined for the respective risk pools.
The Bank estimated the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts.
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

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

j. Insurance Services
i. Undistributed policyholders earnings account
This separate line
item
appearing as a liability in the consolidated balance sheets is created/recognized to account for any surplus/deficit arising on policyholders’ adjustments under U.S. GAAP. The differential impact of adjustments related to the items identified below are disclosed separately under “Undistributed Policyholders Earnings Account” because this surplus does not belong to shareholders or policyholders. The impact of the adjustments listed below is taken to the separate line item through “(Surplus)/Deficit in P&L transferred to Undistributed Policyholders Earnings Account” in the consolidated statements of income and “(Surplus)/Deficit in OCI transferred to Undistributed Policyholders Earnings Account” in other comprehensive income. This includes:

•	Actuarial remeasurement of insurance liabilities;

•	Effective interest method on Investments;

•	Fair value of investments available for sale debt securities and Investments held for trading;

•	Fair valuation of employees stock option scheme;

•	Adjustment on account of leases;

•	Actuarial remeasurement of employee benefits; and

•	Reversal of hedge reserve from previous framework
ii. Liabilities on policies in force
The Bank establishes liabilities for future policy benefit liabilities (“LFPBs”) for amounts payable under traditional non-participating and limited-payment long-duration insurance contracts. Generally, amounts are payable over an extended period of time and the related liabilities are calculated as the present value of future expected benefits and claim settlement expenses to be paid, reduced by the present value of future expected net premiums. Contracts are grouped as cohorts when measuring LFPBs. The corresponding liabilities are established based on methods and underlying assumptions in accordance with US GAAP and applicable actuarial standards. A net premium ratio (“NPR”) approach is utilized, where net premiums (i.e., the portion of gross premiums required to fund expected insurance benefits and claim settlement expenses) are accrued each period as LFPBs. Cash flow assumptions are incorporated into the calculation of a cohort’s NPR and LFPB reserve. The Bank’s best estimate assumptions include mortality, persistency, morbidity, and expenses. All assumptions would be updated at each year end except for current discount rates, which will be updated at each valuation date. The impact of all assumption changes at locked in discount rates would flow through Statement of Income and the impact of discount rate update will be recognized in Other Comprehensive Income.
For limited-payment long-duration contracts, the collection of premiums does not represent the completion of the earnings process. Therefore, any gross premium received in excess of net premiums is deferred and amortized as a deferred profit liability (“DPL”). The amortization basis is set to be the sum assured in-force for traditional policies and benefit outgo for annuities for each cohort, to ensure that profits are recognized over the life of the underlying policies in that cohort, regardless of when premiums are received. This amortization of the DPL is recorded through net income within “Claims and benefits paid pertaining to insurance business”. Consistent with the Bank’s measurement of traditional long-duration products, management also recognizes a LFPB reserve for limited-payment contracts that is representative of the difference between the present value of expected future benefits and the present value of expected future net premiums, subject to retrospective remeasurement through net income and OCI, as described above.
The Bank establishes LFPBs for traditional participating contracts, using a net premium approach, similar to traditional non-participating contracts. For determining present value of benefits, the future reversionary bonus has not been considered. The bonuses will get factored in as and when they are declared. The discount rate and actuarial assumptions are locked-in at inception, and any the impact of discount rate update will be recognized in Other Comprehensive Income.
Deposits related to universal life-type and investment products are credited to policyholder account balances. Policyholder Account Balances liability represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is primarily associated with accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balance, as applicable. Unearned revenue reserve primarily relates to the universal Life-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue are generally amortized over the expected life of the contract similar to DAC.

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

iii. Separate Account Assets and Liabilities
Separate account assets represents segregated funds
that
are invested for certain unit-linked life and pension policyholders. The assets consist primarily of equity securities including exchange traded fund, government securities including state government securities, debt securities and reverse repurchase agreements including tri-party repos and are reported at fair value. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Bank. Investment risks associated with market value changes are borne by the customers. The investment income and realized investment gains or losses from separate account assets generally accrue to the policyholders and are not included in the Bank’s results of operations. Mortality, policy administration and surrender charges assessed against the accounts are included in “Premium and other operating income from insurance business”. Asset management fees charged to the accounts are included in “Premium and other operating income from insurance business”. Separate account liabilities primarily represent the policyholder’s account balances in separate account assets and will be equal and offsetting to total separate account assets.
iv. Deferred Acquisition Costs (“DAC”)
Acquisition costs directly related to successful contract acquisitions of products have been deferred to the extent recoverable. Such acquisition costs are capitalized in the period they are incurred, and primarily include initial commission, employees remuneration and welfare benefits, medical fees, stamp duty and goods and services tax. All other acquisition-related costs including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales, and underwriting efforts as well as all indirect costs are expensed as incurred. DAC is amortized on a constant level basis that approximates straight line amortization using the following amortization basis:

•	Traditional life insurance contracts and traditional life insurance limited payment contracts – Sum assured in force.

•	Annuity products – Number of policies in force.

•	Universal life type contracts – Number of policies in force.
Amortization of DAC is included in “Administrative and other expense”.
v. Reinsurance
For prospective reinsurance of short duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded premium and ceded unearned premiums. Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of insurance protection provided. The reinsurance recoverable for long-duration contracts and associated contract features is measured using assumptions and methods generally consistent with the underlying direct policies. Amounts currently recoverable under reinsurance agreements are included in “Other assets”.
The assessment of recoverability of reinsurance recoverable balances in each reporting period, is carried out through either historical trend of disputes and credit events or financial analysis of the credit quality of the reinsurer. These adjustments are recorded to reflect the results of these assessments through an allowance for credit losses and disputes that reduces the carrying amount of reinsurance and other assets on the consolidated balance sheet. The estimate requires significant judgement for which key considerations include paid and unpaid recoverable, whether the balance is in dispute or subject to legal collection, the relative financial health of the reinsurer and whether collateral and collateral arrangement exist. An estimate of the reinsurance recoverable lifetime expected credit losses is established utilizing a probability of default and loss given default method, which reflects the insurer’s risk rating. The allowance for credit losses excludes disputed amounts.
vi. Premium Deficiency
Premium deficiency reserves may be established for short-duration contracts to provide for expected future losses and certain expenses that exceed unearned premiums. These reserves are based on actuarial estimates of the amount of loss inherent in that period, including losses incurred for which claims have not been reported. The provisions for IBNR (Incurred but Not Reported) claims are calculated using studies that measure the historical length of time between the incurred date of a claim and its eventual reporting to the Bank. If loss recognition exists, to write off DAC to the extent required for eliminating losses. If loss recognition still exists after DAC write-off, then a loss recognition liability would be established. For universal life-type contracts, a premium deficiency reserve may be established when existing contract liabilities, together with the present value of future fees and/or premiums, are not sufficient to cover the present value of future benefits and settlement costs. Loss recognition would be charged to net income by an increase in the liability for future benefits presented separately
as loss recognition liability.

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

k. Sales/transfer of receivables
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
Gains or losses from the sale of receivables are recognized in the consolidated statement of income in the period the sale occurs based on the relative fair value of the portion sold and the portion allocated to retained interests, and are reported net of the estimated cost of servicing by the Bank.
Fair values are determined based on the present value of expected future cash flows, using best estimates for key assumptions, such as prepayment and discount rates, commensurate with the risk involved.
l. Property and equipment
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
m. Lease accounting
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

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Banks’s lessee arrangements consist of operating leases. The Bank records right-of-use assets and lease liabilities at the lease commencement date. Right-of-use assets are reported in other assets on the Consolidated Balance Sheets, and the related lease liabilities are reported in accrued expenses and other liabilities. The Bank has elected not to record right-of-
use
assets for short-term leases that have a lease term of 12 months or less and thus, all leases with a lease term exceeding 12 months are recorded on the consolidated balance sheet.
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
As lessor, the Bank recognizes its lease arrangements, where risks and rewards incidental to ownership of an asset substantially vest with the lessor as operating leases. Lease rental income under operating lease is recognized in profit/ loss over the lease term on a straight-line basis unless another systematic and rational basis is more representative of the pattern in which benefit is expected to be derived from the use of the underlying asset.
n. Impairment or disposal of tangible long-lived assets
Whenever events or circumstances indicate that the carrying amount of tangible long-lived assets may not be recoverable, the Bank subjects such long-lived assets to a test of recoverability based on the undiscounted cash flows from use or disposition of the asset. Such events or circumstances would include changes in the market, technology obsolescence, adverse changes in profitability or regulation. If the asset is impaired, the Bank recognizes an impairment loss estimated as the difference between the carrying value and the net realizable value.
o. Income tax
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
p. Revenue recognition
Interest income from loans and from investments is recognized on an accrual basis using the effective interest method when earned except in respect of loans or investments placed on non-accrual status, where it is recognized when received.

F-
22

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fees and commissions from guarantees issued are amortized over the contractual period of the commitment. Commission,
Fees
, Charges for rendering services such as Investment Management fees are recognized on an accrual basis as per
the terms of service / agreement as applicable and where there is reasonable certainty of ultimate collection
Dividends from investments are recognized when declared.
Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.
Premiums related to traditional long-duration products are recognized as revenues when due from policyholders. Premiums related to short-duration products are recognized on a pro-rata basis over the applicable contract term. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred as a DPL. The DPL is also recognized on the premiums received on the business acquired as on the PGAAP date. The DPL is amortized or recognized as earnings based on the amortization basis as mentioned in deferred acquisition cost. Premiums related to short-duration products are recognized on a pro rata basis over the applicable contract term. Unearned premiums, representing the portion of premium written related to the unexpired coverage, are reflected as liabilities until earned. Deposits related to universal life and investment-type products are credited to “Premium and other operating income from insurance business”. Revenues from such contracts consist of fees for mortality, policy administration, fund management charges, surrender charges and other charges as applicable are recorded in universal life and investment-type line of business in the period in which services are provided. All revenues and expenses are presented net of reinsurance, as applicable.
Other fees and income are recognized when earned, which is when the service that results in the income has been provided. The Bank amortizes annual fees on credit cards over the contractual period of the fees.
q. Foreign currency transactions
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
r. Stock-based compensation
The Bank measures the cost of equity-settled transactions at fair value on the grant date. The fair value is determined by using either the Binomial or Black-Scholes option pricing model taking into account the terms and conditions upon which the equity-settled transactions were granted.
The costs of equity-settled transactions are recognized as an expense with a corresponding increase in equity over the vesting period. For further information, see note 23.
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

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

u. Segment information
The Bank operates in five reportable segments, namely retail banking, wholesale banking, treasury services
, insurance services
and
others. Segment-wise information has been provided in note 2
7
.
v. Derivative financial instruments
The Bank recognizes all derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them at fair value. The Bank has not designated any derivatives as hedges. As such, all changes in fair value of derivative instruments are recognized in net income under derivative gain/(loss) in the period of change.
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
w. Business combination
The Bank accounts for acquired businesses using the acquisition method of
accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair value. The application of the acquisition method requires certain estimates and assumptions, especially concerning the determination of the fair value of the acquired intangible and tangible assets, as well as the liabilities assumed at the date of the acquisition. The judgments made in the context of the purchase price allocation can materially impact the Bank’s future results of operations. The valuations are based on information available at the acquisition date. Purchase consideration in excess of the Bank’s interest and the acquiree’s net fair value of identifiable assets and liabilities is recognized as goodwill.
x. Goodwill
Under applicable accounting guidance, goodwill is reviewed at the reporting unit level for potential impairment at least on an annual basis at the end of the reporting period, or more frequently if events or circumstances indicate a potential impairment. The Bank tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that fair value of the reporting unit is below its carrying value, a quantitative test is then performed. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit, and the loss establishes a new basis for the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.
y. Intangible Assets
The Bank’s identifiable intangible assets consists of, Brand, Investment Management Contract, Value of Business Acquired (“VOBA”), Distribution Network, Customer Relationship and Transferable Development Rights acquired in Business Combination. All intangible assets except Brand and Investment Management Contract are definite-lived intangible assets and are recorded at acquisition date fair value.
The Bank’s definite-lived intangible assets are amortized over their estimated useful lives. Indefinite-lived intangible assets are not amortized but are tested for impairment annually, or more frequently, if necessary.

Intangible Assets	Useful lives (years)	Amortization method
Brand	Indefinite	Not applicable
Investment Management Contract	Indefinite	Not applicable
Value of Business Acquired (VOBA)	Life of the underlying contracts	Constant level basis(*)
Distribution Network	17	Straight line
Customer Relationship	17	Straight line
Transferable Development Rights	8	Straight line

( * )	VOBA is amortized on a constant-level basis that approximates straight-line amortization (Refer note 20)

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank reviews intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is indicated if the sum of undiscounted estimated future net cash flows is less than the carrying value of the asset.
z. Recently adopted accounting standards
As a result of the merger of HDFC Limited with HDFC Bank Limited, HDFC Life Insurance Company Limited became a subsidiary of HDFC Bank. As per Accounting Standards Update (ASU) 2018-12 – Financial Services – Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts is applicable to HDFC Life Insurance Company Limited. In August 2018, the FASB issued Accounting Standards Update (ASU) No. 2018-12, Financial Services—Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts. The FASB subsequently issued several ASUs as amendments to ASU No. 2018-12. The standard requires insurance companies with long duration contracts to: (1) review and, if there is a change, update the assumptions used to measure expected cash flows at least annually; (2) update the discount rate assumption at each reporting date; and (3) enhance certain qualitative and quantitative disclosures. ASU No. 2018-12 was applied using a modified retrospective approach that requires restatement of prior periods presented, including a cumulative adjustment to accumulated other comprehensive income as of January 1, 2021 (the transition date). The Bank acquired from eHDFC group an insurance business which has been included in the Bank’s financial results from July 01, 2023. The standard has, among other things, impacted the discount rate used in estimating reserves for the Bank’s life and annuity reinsurance portfolio, which is in runoff.
In March 2022, the FASB issued ASU No. 2022-01 “Fair Value Hedging—Portfolio Layer Method (Topic 815)”. This ASU expands the portfolio layer method of hedge accounting prescribed in ASU 2017-12 to allow multiple hedged layers of a single closed portfolio and to include portfolios of both prepayable and non-prepayable financial assets. This scope expansion is consistent with the FASB’s efforts to simplify hedge accounting and allows entities to apply the same accounting method to similar hedging strategies. This ASU also specifies eligible hedging instruments in a single-layer hedge, provides additional guidance on accounting and disclosure of hedge basis adjustments and specifies how hedge basis adjustments should be considered in determining credit losses for assets in the designated closed portfolio. This ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2022. The Bank adopted the ASU effective April 1, 2023. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operation.

In March 2022, the FASB issued ASU 2022-02 “Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures”, which eliminates the accounting guidance for TDRs by creditors in Subtopic 310-40 “Receivables—Troubled Debt Restructurings by Creditors”. This ASU enhances disclosure requirements for certain loan refinancing and restructuring activity by creditors when a borrower is experiencing financial difficulty, updates certain requirements related to accounting for credit losses under ASC 326 and requires disclosure of current-period gross write offs of financing receivables by year of origination. The ASU is effective for the Bank for interim and annual periods in fiscal years beginning after December 15, 2022. The Bank adopted the ASU effective April 1, 2023. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operation.
aa. Recently issued accounting pronouncements not yet effective
In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. The Bank does not expect the adoption of ASU 2023-07 to have a material impact on its consolidated financial statements.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The update requires enhanced annual disclosures for specific categories in the rate reconciliation and income taxes paid disaggregated by federal, state and foreign taxes. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Bank does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ab. Convenience translation
The accompanying financial statements have been expressed
in
Indian Rupees (“Rs.”),
the
Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the fiscal year ended March 31, 2024 have been translated into U.S. dollars at US$1.00 = Rs. 83.34 as published by the Federal Reserve Board of New York on March 29, 2024. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

3
. Business Combination
During the
 year, on July 01, 2023, the Bank completed acquisition
 of
100
%
equity interest in eHDFC a housing finance company in India providing housing loans to individuals as well as corporates, undertaking lease rental discounting and construction finance. Post-acquisition, all the subsidiaries and affiliates of eHDFC (eHDFC and its subsidiaries and affiliates together referred to as “eHDFC group”) became subsidiaries and affiliates of the Bank.
Pursuant to the Scheme of Amalgamation dated April 04, 2022 (“Scheme”) and as amended
, eHDFC shareholders received 42 shares

(face value Rs.1 each)
of
the

Bank, as consideration, for every 25
shares
(face value Rs.2 each)
held in eHDFC. The scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the
Bank held on November 25, 2022. The NCLT, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the
Bank filed Form INC 28 with Registrar of Companies (“ROC”) on July 01, 2023 and accordingly, the Scheme became effective on
 July 01, 2023

(“Effective date”), resulting in the Bank obtaining control
.
Total purchase consideration was Rs. 5,337,741.5 million
(US$ 64,047.9 million)
based on
the
Bank’s closing price of Rs. 1701.40
(US$ 20.4)
 per share on the National Stock Exchange (“NSE”) as of June 30, 2023.
The
Bank has allotted 3,110,396,492 common equity shares
o
n completing the transaction. Share based compensation held by eHDFC’s employee
s
were converted into Bank’s
equity
share based compensation with number of shares underlying such awards adjusted based on the exchange ratio resulting in 48,461,845 shares post acquisition
 and fair valued using the binomial method.
Share
warrants issued to qualified institutional buyers were converted into Bank’s common equity share with number of shares underlying such warrants adjusted based on the exchange ratio resulting in 24,792,768 warrants post acquisition and fair valued using the Black and Scholes method.
The merger is expected to
i
ncrease revenue opportunities through cross-selling of products leveraging the extensive customer base, offering a comprehensive suite of financial services, and tapping into operational efficiencies by streamlining back-office functions and benefiting from economies of scale. Additionally, the merger is expected to improve
liquidity through access to a wider pool of funds at potentially lower rates and enhancing capital adequacy through the combined strong capital base post-merger.
The results of operations acquired from eHDFC group have been included in the Bank’s financial statements since July 01, 2023.
The business combination has been accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Accordingly, assets acquired and liabilities assumed were recorded at their estimated fair value on the acquisition date. The determination of estimated fair values required management to exercise judgment and make estimates concerning discount rates, anticipated future cash flows, prevailing market conditions, among others at the time of the merger, and other forthcoming events that are highly sensitive in nature.

F-2
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a purchase price allocation
to
the identifiable assets acquired and liabilities assumed
of
eHDFC group and the noncontrolling interest at their estimated fair values as of the acquisition date.

Particulars	As of July 1, 2023,
	(In millions)
Consideration
Common equity share issued (3,110,396,492 shares of the Bank)	R s.	5,292,028.6	US$	63,499.3
Share-based compensation		35,240.7		422.9
Share w arrants		10,472.2		125.7

Fair value of total consideration transferred		5,337,741.5		64,047.9
Settlement of p re-existing relationship (refer note below)		(69,312.6)		(831.7)

Investment in the Bank by eHDFC (refer note below)		(1,981,494.4)		(23,776.0)

Fair value of net purchase consideration transferred		3,286,934.5		39,440.2

Acquisition-related costs		1,900.0		22.8

Less:
A. Recognised amounts of identifiable assets acquired
Cash and due from banks		10,344.1		124.1
Investment securities		2,842,356.2		34,105.5
Loans - Net		6,428,635.4		77,137.5
Accrued interest receivable		37,276.7		447.3
Property and equipment		39,136.2		469.6
Identified intangibles assets		1,434,818.1		17,216.4
Other assets		622,978.8		7,475.1
Separate account assets		857,528.7		10,289.5

Total estimated assets acquired		12,273,074.2		147,265.0

Add:
B. Recognized amounts of identifiable liabilities assumed and Noncontrolling Interests
Deposits		1,571,204.5		18,852.9
Accrued expenses and other liabilities		781,742.3		9,380.0
Borrowings		4,977,276.5		59,722.5
Separate account liabilities		857,528.7		10,289.5
Liabilities on policies in force		1,499,749.1		17,995.5
Noncontrolling Interest in eHDFC subsidiaries		926,787.1		11,120.6

Total estimated liabilities assumed		10,614,288.2		127,361.0

Goodwill		1,628,148.5		19,536.2

Above identifiable net assets includes assets and liabilities of the disposal group classified as held for sale as on date of acquisition i.e., HDFC Credila Financial Services Limited and HDFC Education and Development Services Limited amounting to Rs.103,500 million (US$ 1,241.9 million)
[includes goodwill amounting to Rs.73,576.1 million (US$ 882.8 million)] and Rs.1,976.0 million (US$ 23.7 million), respectively.

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total amount
 of
g
oodwill is Rs.
1,628,148.5
million (US$
19,536.2

million). None of the goodwill recognized
is
expected to be deductible for income tax purpose.
The recorded goodwill of Rs. 1,628,148.5 million (US$ 19,536.2 million) resulting from the acquisition primarily reflects the anticipated synergies and economies of scale derived from the integration of operations between the Bank and eHDFC group. Additionally, a portion of this goodwill is attributable to intangible assets that do not meet the criteria for separate recognition as per ASC 805, Business Combinations.
Goodwill is allocated among the Cash Generating Units (CGUs) as per assignment method where goodwill is derived from the residual amount on the relative excess of the fair value of the CGUs over the net assets of the CGUs. The assignment of Goodwill recorded as a result of the acquisition to the Bank’s reportable segments is as follows:

Particulars	As of July 1, 2023,
	(In millions)
Retail Banking	Rs.	368,079.6	US$	4,416.6
Wholesale Banking		71,617.3		859.3
Insurance Services		959,080.0		11,508.0
Others		229,371.6		2,752.3

Total		1,628,148.5		19,536.2

Valuation methodology adopted for estimation of fair values of significant assets acquired and liabilities assumed:
Cash and
due from
banks
: Given the short-term nature of assets, the carrying amount was determined to be reasonable estimate for fair value.
Investment in securities
: Includes Investments held for trading, Investments available for sale debt securities and securities purchased under agreements to resell. The carrying amount of these assets is a reasonable estimate of its fair value which are based on market quotations, where market quotations are available or otherwise based on present values at current interest rates for such investments.
Loans
: The loan asset was segmented into two categories i.e. retail loans and wholesale loans. The present value of retail loans is determined by considering the exposure at default (“EAD”), weighted average interest rate, and remaining tenure for each segment. This involves calculating the monthly equated monthly instalments (“EMI”), interest, principal payments, and accounting for prepayments. Discount rates are then applied to the projected cash flows to derive the present value. The valuation methodology of wholesale loans involves computing yields using base rates and spreads to derive yield curves. Monthly cash flows are calculated based on the repayment schedule, with present values derived using the yields as discount rates. The total present value is the sum of the discounted cash flows over the loan’s tenure.
Property and Equipment
:
Property and Equipment includes Building and Other Fixed Assets including computer/IT equipment, electric installations, air conditioners, etc. Fair Valuation of Building has been carried out using the sales comparison method under market approach, which involves comparing the properties being appraised with similar buildings that have recently been sold or rented (comparable buildings) or for which offers to purchase or rent have been made, thereby modelling the behavior of the market. Valuation of Other Fixed Asset is done using depreciated replacement cost method under cost approach. The method considers the remaining useful economic life, age, condition, depreciation, obsolescence, residual value, and other relevant factors to determine the attributable value of the assets.

F-2
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other assets
: Other assets substantially includes investments in affiliate valued at fair value based on the latest transaction price.
Separate account assets and liabilities
: The carrying amount of these assets and liabilities are reasonable estimates of fair value. The assets consist primarily of equity securities, fixed maturities, real estate-related investments, short-term investments and derivative instruments and are reported at fair value.
The liabilities primarily represent the policyholder’s account balances in separate account assets and will be equal and offsetting to total separate account assets.
Deposits
: The fair value of deposits, including public individual, public trust, recurring deposit, and compounding instruments, is estimated using the discounted cash flow method. This approach applies cumulative interest rates from the respective rate cards, which are determined based on a market participant perspective, and considers the remaining tenure for each deposit category.
Borrowings
: The fair value of borrowings comprising commercial papers, non-convertible debentures (“NCDs”), subordinate debt issued are estimated by discounting the estimated future cash flows using rates currently available to the Bank for debt with similar remaining maturities. As deemed appropriate proxy discount rates reflecting market yields on commercial papers, zero rates (zero rates are interpolated to map the timing of the interest and notional amounts) of the benchmark curve sourced from Bloomberg for external commercial borrowings (“ECBs”) and bonds, Fixed Income Money Market and Derivatives Association of India (“ FIMMDA”) AAA rate yields for non-banking financial companies for NCDs and other borrowings have been used for the purpose of discounting the cashflows to arrive at the fair value.
Liabilities on policies in force
: Liabilities for future policy benefits (LFPBs) for traditional
and
limited-payment
long
-duration insurance contracts have been established based on the present value of expected future benefits and expenses, adjusted for net premiums and updated assumptions per U.S. GAAP.
Noncontrolling interest
: The fair value of noncontrolling interest was calculated after determination of fair value of the subsidiaries of eHDFC. The noncontrolling interest associated with HDFC Life Insurance Company Limited and HDFC Asset Management Company Limited was determined using the market approach while the portion of noncontrolling interest attributable to HDFC Capital Advisors Limited was recorded at its historical carrying amount.
Intangible assets disclosure

The Bank has assigned Rs. 1,434,818.1 million (US$ 17,216.4

million) of the purchase price to identifiable intangible assets consisting of brand, investment management contract, value of business acquired, distribution network, customer relationship and transferable development rights
. The following table summarizes the major class of identifiable acquired intangible assets and estimated period of amortization-

	As of July 1, 2023
	Estimated Fair Value (In millions)				Useful lives (in years)	Valuation Methodology
Intangible asset

Brand	Rs.	750,758.2	US$	9,008.4	Indefinite life	Relief from royalty method (a)
Investment management contract		369,785.6		4,437.1	Indefinite life	Multi-period excess earnings method (b)
Value of business acquired		221,738.5		2,660.6	Life of the underlying contracts	Refer below (c)
Distribution network		59,543.2		714.5	17	Multi-period excess earnings method (b)
Customer relationship		29,874.9		358.4	17	Multi-period excess earnings method (b)
Transferable development rights		3,117.7		37.4	8	Comparison method

Total		1,434,818.1		17,216.4

Above intangible assets includes Brand amounting
to
Rs. 8,527.5 million (US $ 102.3
 million
)
and Distribution network amounting t
o Rs. 8,972.4 million (US $ 107.6

million)
pertaining to HDFC Credila Financial Services Limited which is classified as held for sale as on date of acquisition. These have been derecognized following the divestment of stake on
March 19, 2024.

F-2
9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(a)
Relief from royalty method: The principle of the relief-from-royalty-method asserts that the value of an intangible asset is what the owner would pay to licence of the asset if he did not own it. In other words, the value equates to the avoided cost of not having to pay a royalty.
(b)
Multi-period excess earnings Method (MEEM): The MEEM method is predicted on the basis that the value of the intangible asset is the present value of the earnings it generates, net of a reasonable return on the other assets also contributing to the stream of earnings. Valuation of Investment Management Contract, Distribution Network and Customer Relationship is done under Income Approach.
(c)
Difference between the estimated Fair Value of liabilities (FVL) and the value of Liabilities (GVL). The FVL is derived as the sum of the best estimate of liabilities (“BEL”) and the risk margin (“RM”). GVL is derived as the liability for future policy benefits (“LFPB”) plus other liability items less reinsurance recoverable (refer note 20).
Brand
: Brand value has been estimated using income approach with the relief from royalty method. This method considers the projected revenue for the future periods multiplied by the royalty rate and is discounted using appropriate risk adjusted discount rate and the sum of present value of the above is considered as the value of the brand. As the brand is expected to contribute to cashflows indefinitely, it would be considered to have an indefinite useful life. Significant assumptions in the valuation include royalty rates, projected revenue growth rates and periods, and the risk adjusted discount rate.
Investment management contract (the “Contract”)
: The fair value of the Contract was estimated using the income approach with the MEEM method. This method considers future earnings generated by the Contract along with the contribution of other relevant assets (tangible and intangible) needed for its operation. A detailed financial projection was used and notional charges (fair value, return and risk associated with such assets) were factored in to take into account for the economic contribution of these supporting assets. The final fair value of the Contract reflects the present value of its projected earnings after considering taxes and the contribution of other assets by discounting using an appropriate risk adjusted discount rate. The Contract is not expected to be terminated and will contribute to cashflows indefinitely and it would be considered to have an indefinite useful life. Significant assumptions included future period post-tax earnings and projection period, rate of return and the risk adjusted discount rate.
Value of business acquired (“VOBA”)
: VOBA is valued as the difference between the estimated fair value of liabilities (“FVL”) and the carrying value of those same insurance contract liabilities. The FVL for the acquired business is derived as the sum of the best estimate of liabilities (“BEL”) and the risk margin (“RM”) calculated using the same best estimate assumptions as those used in deriving the company’s Indian embedded value (“IEV”) as at 30 June 2023. The carrying value of those same insurance contract liabilities is derived as the liability for future policy benefits (“LFPB”) plus other liability items (reserves for unmodelled products, sales inducement liability, time value of options and guarantees, and additional reserves) less reinsurance recoverable. Cash flow assumptions including mortality, morbidity, persistency, and discount rates for fair value of liabilities were considered.
Distribution network & Customer relationship
: The fair value of the distribution network and customer relationship was estimated using the income approach with the MEEM method. The method requires estimating future excess earnings from acquiring new customers through existing channels of distribution and future excess earnings from existing customers. An attrition rate, derived from historical data, was used to derive the annualized premium equivalent (“APE”) corresponding to such channels of distribution existing as on the Effective Date. Projected profits, based on expected value of new business (“VNB”) margins, were considered for new business. Notional charges (fair value, return and risk associated with contributory assets) for the economic contribution of other assets were considered. Finally, a risk-adjusted discount rate was applied to the projected excess earnings to determine the present value, resulting in the fair value of the distribution network and customer relationship.
Transferable development rights (“TDR”)
: TDR is valued using comparison method, a comparison is made with similar properties that have recently been quoted/sold in the market and thus have a quoting/transaction price. The comparison approach is the preferred approach when comparable instances are available.

F-
30

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Pro forma Financial Information:
Following is the unaudited pro forma financial information for the year
s
ended March 31, 2023 and March 31, 2024 as if the acquisition of eHDFC group were completed on the same terms at the beginning i.e. April 01, 2022. The unaudited pro forma information should not be relied upon as being indicative of the historical results of operations that would have occurred had the acquisition taken place on April 01, 2022.

	As of
Particulars	March 31, 2023				March 31, 2024
	(In million)
Revenue (a)	Rs.	2,147,961.5	US$	25,773.5	Rs.	2,303,956.6	US$	27,645.3
Net Income		636,783.4		7,640.8		645,526.0		7,745.7
(a) Revenue includes net interest revenue and non-interest revenue. Acquisition costs are included in the periods where such expenses are incurred
The unaudited pro forma financial information presented includes the estimated business combination accounting effects resulting from the acquisition, notably acquisition related cost amounting to Rs. 1,900.0 million (US$ 22.8 million), and amortization expense from the intangible assets, advances and debt including its related tax effects amounting to
Rs. 41,204.20 million (US$ 494.4 million) and Rs. 36,984.3 million (US$ 443.8 million) for the period ended March 31, 2023 and March 31, 2024 respectively. It does not include any anticipated synergies or other expected benefits of the acquisition. Actual results may differ from the unaudited pro forma information presented below and the differences could be significant.
The Bank’s operating results for the year ended March 31, 2024, includes the operating results of acquired assets and assumed liabilities of eHDFC group subsequent to the merger on July 1, 2023. Due to the various conversions of eHDFC systems during the year ended March 31, 2024, as well as other streamlining and integration of operating activities into those of the Bank, the Bank is unable to report separately eHDFC and its subsidiaries’ operations after July 01, 2023 despite making every reasonable effort to do so and thus disclosures of eHDFC’s revenue and earnings since the merger effective date that are included in the accompanying consolidated statements of income for the reporting period is impracticable.
Certain acquired receivables:

The Bank identifies purchased financial assets with credit deterioration (“PCD”) loans as those that
have experienced a more-than-insignificant deterioration in credit quality since origination. The Bank considers a variety of factors to evaluate and identify whether acquired loans are PCD loans, including but not limited to, nonaccrual status, delinquency, decreases in credit scores and other factors. Upon acquisition, current expected credit losses are added to the fair value of individual PCD loans to determine the amortized cost basis. After initial recognition, any changes to the estimate of expected credit losses, favorable or unfavorable, are recorded as a provision for credit loss during the period of change. Following are the details of PCD of eHDFC acquired.

	As of July 1, 2023
Particulars	Wholesale		Retail		Total		Total
	(In millions)

Par value of PCD l oans at acquisition	Rs	. 72,684.7	Rs	. 43,961.6	Rs	. 116,646.3	US	$ 1,399.6
Allowance for credit losses on PCD l oans at acquisition		36,487.3		2,927.9		39,415.2		472.9
Fair value of receivables at acquisition		36,197.4		41,003.0		77,200.4		926.3
Non-credit discount/(premium) on PCD loans at acquisition		—		30.7		30.7		0.4
Contingencies:
eHDFC group had contingent liabilities on account of disputed dues towards service tax and goods & service tax. The Bank recognizes a loss contingency in accordance with ASC 450 when it is probable that a liability has been incurred and the amount can be reasonably estimated. If both conditions are not met, the Bank discloses the contingency if there is at least a reasonable possibility that a loss may have been incurred. The contingent liabilities are in the nature of statutory demands and liabilities in dispute related to service tax and goods & service tax amounting to
Rs
.
11,063.0
 million
(US$
132.7

million).

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Separately accounted for transactions, including
pre-existing relationship:
Following are the details of
pre-exiting
relationship between HDFC Bank group (“the Bank and its subsidiaries”) and eHDFC group:

As of July 1, 2023
(In millions)
Financial statement line items
Cash and due from Banks	Rs	. 52,875.3	US$	634.4
Investments, available for sale, at market		18,407.5		220.9
Accrued expenses and other liabilities		(5,777.5)		(69.3)
Other assets		3,807.3		45.7

Net Assets		R s . 69,312.6	US$	831.7

The
pre-existing
relationship between the Bank and eHDFC has been legally extinguished upon the business combination and is effectively settled as part of the acquisition. As of the effective date, pre-existing relationship between the Bank group and eHDFC subsidiaries is an intercompany relationship and is subsequently eliminated during the consolidation process.
Investment in the Bank by eHDFC
eHDFC held a 20.8% equity interest in the Bank. Upon the acquisition of eHDFC by the Bank, this equity interest was cancelled through a share cancellation process, effectively eliminating the shares that eHDFC held in the Bank.
Acquisition cost
Acquisition related cost amounts to
Rs. 1,900.0 million (US$ 22.8 million),

comprises of expenses recognized separately from the acquisition of assets and assumptions of liabilities in the business combination, the same is recognized as an expense in
“Non-interest
expense- Administrative and other” in the consolidated statements of income.
4. Cash and due from banks, and restricted cash
The Bank is required to maintain a specific percentage of its demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. As prescribed by the RBI, the cash reserve ratio has to be maintained on an average basis for a two-week period. The average balance maintained for such two-week period should not fall below the prescribed threshold limit. Non-maintenance of the requisite balance is subject to levy of penalty. The Bank has classified the cash reserve maintained with the RBI as restricted cash or restricted cash equivalents (restricted cash).
The cash and due from banks, and restricted cash consist of restricted cash of Rs. 902,006.6 million and Rs. 1,182,004.6 million (US$ 14,182.9 million) as of March 31, 2023 and March 31, 2024, respectively.
5. Investments, held for trading
The portfolio of trading securities as of March 31, 2023 and March 31, 2024 was as follows:

	As of March 31, 2023
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	106,952.3	Rs.	103.6	Rs.	23.2	Rs.	107,032.7
Other corporate/financial institution securities		20,361.5		19.0		2.5		20,378.0

Total debt securities	Rs.	127,313.8	Rs.	122.6	Rs.	25.7	Rs.	127,410.7
Other securities (including mutual fund units)		8,166.4		254.0		—		8,420.4

Total	Rs.	135,480.2	Rs.	376.6	Rs.	25.7	Rs.	135,831.1

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2024
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	71,673.0	Rs.	58.8	Rs.	—	Rs.	71,731.8
Other corporate/financial institution securities		31,833.9		77.3		205.0		31,706.2

Total debt securities	Rs.	103,506.9	Rs.	136.1	Rs.	205.0	Rs.	103,438.0
Other securities (including mutual fund units)		289,321.4		75,918.2		7,432.3		357,807.3

Total	Rs.	392,828.3	Rs.	76,054.3	Rs.	7,637.3	Rs.	461,245.3

Total	US$	4,713.5	US$	912.6	US$	91.6	US$	5,534.5

6. Investments, AFS debt securities
The portfolio of AFS debt securities as of March 31, 2023 and March 31, 2024 was
as follows:

	As of March 31, 2023
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	3,860,431.8	Rs.	4,656.4	Rs.	80,344.5	Rs.	3,784,743.7
State government securities		428,980.9		1,322.5		15,604.8		414,698.6
Government securities outside India		819.0		—		21.8		797.2
Credit substitutes (see note 8 )		511,161.4		505.4		8,479.0		503,187.8
Other corporate/financial institution bonds		27,521.4		13.4		571.3		26,963.5
Debt securities, other than asset and mortgage-backed securities		4,828,914.5		6,497.7		105,021.4		4,730,390.8
Mortgage-backed securities		19.3		—		1.8		17.5
Asset-backed securities		150,271.9		55.2		1,891.4		148,435.7

Total	Rs.	4,979,205.7	Rs.	6,552.9	Rs.	106,914.6	Rs.	4,878,844.0

Securities with gross unrealized losses							Rs.	3,220,573.8
Securities with gross unrealized gains								1,658,270.2

							Rs.	4,878,844.0

	As of March 31, 2024
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	6,105,313.9	Rs.	41,090.5	Rs.	52,213.3	Rs.	6,094,191.1
State government securities		1,188,315.0		7,600.4		12,234.4		1,183,681.0
Government securities outside India		3,556.3		3.9		18.4		3,541.8
Credit substitutes (see note 8 )		133,197.8		321.7		2,032.6		131,486.9
Other corporate/financial institution bonds		736,923.7		16,136.6		9,022.2		744,038.1
Debt securities, other than asset and mortgage-backed securities		8,167,306.7		65,153.1		75,520.9		8,156,938.9
Mortgage-backed securities		78.1		2.3		1.2		79.2
Asset-backed securities		138,775.7		335.6		642.3		138,469.0

Total	Rs.	8,306,160.5	Rs.	65,491.0	Rs.	76,164.4	Rs.	8,295,487.1

Total	US$	99,666.0	US$	785.8	US$	913.9	US$	99,537.9

Securities with gross unrealized losses							Rs.	3,706,475.3
Securities with gross unrealized gains								4,589,011.8

							Rs.	8,295,487.1

							US$	99,537.9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS investments of Rs. 4,199,442.3 million and Rs. 6,340,926.3 million (US$ 76,085 million) as of March 31, 2023 and March 31, 2024, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 2,070,953.6 million as of March 31, 2023 and Rs.
1,792,147.6
 million (US$ 21,504.1 million) as of March 31, 2024, were kept as margins for clearing, collateral borrowing and lending obligation (“CBLO”) and real time gross settlement (“RTGS”), with the RBI and other financial institutions.
Amortized cost is net of Rs.70.9
million and
nil

as allowance for credit losses as for the fiscal years ended March 31, 2023 and March 31, 2024, respectively.
The below table presents the gross unrealized losses and the associated fair value of AFS debt securities and whether these securities have had gross unrealized losses for less than 12 months or 12 months or greater as of March 31, 2023:

	As of March 31, 2023
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

					(In millions)
Government of India securities	Rs.	1,038,004.8	Rs.	12,622.5	Rs.	1,266,775.4	Rs.	67,722.0	Rs.	2,304,780.2	Rs.	80,344.5
State government securities		75,707.7		1,923.6		270,099.2		13,681.2		345,806.9		15,604.8
Government securities outside India		797.2		21.8		—		—		797.2		21.8
Credit substitutes (see note 8 )		254,023.6		3,771.0		152,702.6		4,708.0		406,726.2		8,479.0
Other corporate/financial institution bonds		21,596.9		443.0		4,205.1		128.3		25,802.0		571.3

Debt securities, other than asset- and mortgage-backed securities		1,390,130.2		18,781.9		1,693,782.3		86,239.5		3,083,912.5		105,021.4
Mortgage-backed securities		—		—		17.5		1.8		17.5		1.8
Asset-backed securities		110,545.7		1,077.3		26,098.1		814.1		136,643.8		1,891.4

Total	Rs.	1,500,675.9	Rs.	19,859.2	Rs.	1,719,897.9	Rs.	87,055.4	Rs.	3,220,573.8	Rs.	106,914.6

The below table presents the gross unrealized losses and the associated fair value of AFS debt securities and whether these securities have had gross unrealized losses for less than 12 months or 12 months or greater as of March 31, 2024:

	As of March 31, 2024
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

					(In millions)
Government of India securities	Rs.	566,117.5	Rs.	177.4	Rs.	2,179,342.3	Rs.	52,035.9	Rs.	2,745,459.8	Rs.	52,213.3
State government securities		103,876.2		199.2		440,474.4		12,035.2		544,350.6		12,234.4
Government securities outside India		—		—		814.3		18.4		814.3		18.4
Credit substitutes (see note 8 )		5,745.3		293.3		97,997.4		1,739.3		103,742.7		2,032.6
Other corporate/financial institution bonds		12,899.6		165.7		237,927.5		8,856.5		250,827.1		9,022.2

Debt securities, other than asset- and mortgage-backed securities		688,638.6		835.6		2,956,555.9		74,685.3		3,645,194.5		75,520.9
Mortgage-backed securities		—		—		13.5		1.2		13.5		1.2
Asset-backed securities		—		—		61,267.3		642.3		61,267.3		642.3

Total	Rs.	688,638.6	Rs.	835.6	Rs.	3,017,836.7	Rs.	75,328.8	Rs.	3,706,475.3	Rs.	76,164.4

Total	US$	8,263.0	US$	10.0	US$	36,211.1	US$	903.9	US$	44,474.1	US$	913.9

F-3
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2024, there were 344 AFS investments in Government of India securities, State government securities and Government securities outside India with unrealized losses totalling Rs.

64,466.1 million. Upon analyzing the debt security portfolios, the Bank determined that no allowance was required as of March 31, 2024 in government issued or backed securities as for these debt securities the risk of loss was deemed minimal. Additionally, none of the remaining AFS investments in debt securities held by the Bank were past due or in non-accrual status as of March 31, 2024. The declines in the market value of these securities were mainly attributable to changes in interest rates and not credit quality, and because the Bank had the ability and intent to hold these investments until there is a recovery in fair value, which may be at maturity, the Bank did not record any write-offs for credit losses on any of these securities at March 31, 2024.
Allowances for AFS debt securities as of March 31, 2023 are as follows:

	As of March 31, 2023
	Allowance for credit losses, beginning of the period		Write-offs		Addition/ (Deletion) to allowance for credit losses		Allowance for credit losses, end of the period

	(In millions)
Credit substitutes	Rs.	—	Rs.	—	Rs.	70.9	Rs.	70.9
Other corporate/financial institution bonds		—		—		—		—

Total	Rs.	—	Rs.	—	Rs.	70.9	Rs.	70.9

Allowances for AFS debt securities as of March 31, 2024 are as follows:

	As of March 31, 2024
	Allowance for credit losses, beginning of the period		Write-offs		Addition/ (Deletion) to allowance for credit losses		Allowance for credit losses, end of the period

	(In millions)
Credit substitutes	Rs.	70.9	Rs.	—	Rs.	(70.9)	Rs.	—
Other corporate/financial institution bonds		—		—		—		—

Total	Rs.	70.9	Rs.	—	Rs.	(70.9)	Rs.	—

Total	US$	0.9	US$	—	US$	(0.9)	US$	—

Credit Quality Indicators
The Bank monitors the credit quality of its investment securities through various risk management procedures, including the
monitoring of credit ratings. A majority of the debt securities in the Bank’s investment portfolio were issued by the Government of India or State governments or entities or agencies that are either explicitly or implicitly guaranteed by such governments. The Bank believes the long history of no credit losses on these securities indicates that the expectation of non-payment of the amortized cost basis is zero, even if such governments were to technically default. Therefore, for the aforementioned securities, the Bank does not assess, or record expected credit losses due to the zero loss assumption. The Bank monitors the credit quality of its remaining AFS investment portfolio which is updated periodically. Such of the remaining AFS investment portfolio in an unrealized loss position are evaluated to determine if the loss is attributable to credit related factors and if an allowance for credit loss is needed. The average credit rating of the securities comprising the mortgage-backed securities and asset-backed securities was AAA (based upon external ratings where available) as of March 31, 2024.

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual residual
maturity
of AFS debt securities other than asset and mortgage-backed securities as of March 31, 2024 is set out below:

	As of March 31, 2024
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	1,216,195.2	Rs.	1,213,814.5	US$	14,564.6
Over one year through five years		1,704,481.9		1,693,976.3		20,326.1
Over five years through ten years		2,910,153.3		2,895,370.6		34,741.7
Over ten years		2,336,476.3		2,353,777.5		28,243.1

Total	Rs.	8,167,306.7	Rs.	8,156,938.9	US$	97,875.5

The contractual residual maturity of AFS mortgage-backed and asset-backed debt securities as of March 31, 2024 is set out below:

	As of March 31, 2024
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	61,860.3	Rs.	61,602.9	US$	739.2
Over one year through five years		76,625.4		76,564.7		918.7
Over five years through ten years		315.6		326.2		3.9
Over ten years		52.5		54.4		0.6

Total	Rs.	138,853.8	Rs.	138,548.2	US$	1,662.4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross realized gains and gross realized losses from sale of AFS debt securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2022		2023		2024		2024
	(In millions)
Gross realized gains on sale	Rs.	18,604.5	Rs.	259.1	Rs.	3,592.4	US$	43.1
Gross realized losses on sale		(1,858.7)		(979.4)		(2,765.7)		(33.2)

Realized gains/ (losses), net		16,745.8		(720.3)		826.7		9.9
Dividends and interest		240,943.0		304,566.7		516,550.0		6,198.1

Total	Rs.	257,688.8	Rs.	303,846.4	Rs.	517,376.7	US$	6,208.0

7. Investments, held to maturity
There were no HTM securities as of March 31, 2023 and March 31, 2024.
8. Credit substitutes
Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair value of credit substitutes by type of instrument as of March 31, 2023 and March 31, 2024 were as follows:

	As of March 31,
	2023				2024
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute debt securities:
Debentures	Rs.	510,880.4	Rs.	503,187.6	Rs.	132,926.5	Rs.	131,458.6
Preference shares		281.0		0.2		271.3		28.3
Commercial paper		—		—		—		—

Total	Rs.	511,161.4	Rs.	503,187.8	Rs.	133,197.8	Rs.	131,486.9

					US$	1,598.2	US$	1,577.7

The fair value of credit substitutes by
the
Bank’s internal credit quality indicators and amounts provided for non-performing credit substitutes is as follows:

	As of March 31,
	2023		2024		2024
	(In millions)
Pass	Rs.	503,187.8	Rs.	131,486.9	US$	1,577.7
Non-performing—gross balance		—		—		—
Less: Non-performing losses		—		—		—

Non-performing credit substitutes, net		—		—		—

Total credit substitutes, net	Rs.	503,187.8	Rs.	131,486.9	US$	1,577.7

F-3
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on non-performing credit substitutes as of March 31, 2023
and
March 31, 2024:

As of March 31,
	2023		2024		2024
(In millions)
Gross non-performing credit substitutes	Rs	—	Rs	—	US$	—
Gross non-performing credit substitutes by industry	Rs.	—	Rs.	—	US$	—
Average non-performing credit substitutes	Rs.	—	Rs.	—	US$	—
Interest income recognized on non-performing credit substitutes	Rs.	—	Rs.	—	US$	—
As of March 31, 2024, the Bank has no additional funds committed to borrowers whose credit substitutes
were non-performing.
9. Repurchase and resell agreements
Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the fiscal years ended March 31, 2022, March 31, 2023 and March 31, 2024. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.
a. Securities purchased under agreements to resell
Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2023 and March 31, 2024 were Rs. 455,275.4 million and Rs. 34,178.3 million (US$ 410.1 million), respectively (see note 2
5
).
b. Securities sold under repurchase agreements
Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2023 and March 31, 2024 were nil and Rs. 56,541 million
 (US$ 678.4 million),
 respectively. The Government of India securities are pledged as collateral (see note 2
5
).

F-3
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Loans
Loan balances included Rs. 1,927,514.2 million and Rs. 2,288,842.6 million (US$ 27,463.9 million) as of March 31, 2023 and March 31, 2024, respectively, which have been provided as collateral for borrowings and are therefore restricted.
Loans by facility as of March 31, 2023 and March 31, 2024 were as follows:

	As of March 31,
	2023		2024		2024
	(In millions)
Retail loans:
Auto loans	Rs.	1,221,097.6	Rs.	1,378,523.1	US$	16,541.0
Personal loans/Credit cards		2,782,828.5		3,119,246.7		37,428.0
Retail business banking		3,378,625.2		4,207,836.2		50,490.0
Commercial vehicle and construction equipment finance		1,285,887.8		1,619,602.9		19,433.7
Housing loans		1,020,901.6		6,993,168.0		83,911.3
Other retail loans		1,817,239.6		2,272,031.2		27,262.1

Subtotal	Rs.	11,506,580.3	Rs.	19,590,408.1	US$	235,066.1
Wholesale loans	Rs.	5,911,512.1	Rs.	7,202,639.3	US$	86,424.7

Gross loans		17,418,092.4		26,793,047.4		321,490.8
Less: Allowance for credit losses		365,164.5		457,346.5		5,487.7

Total	Rs.	17,052,927.9	Rs.	26,335,700.9	US$	316,003.1

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
The maturity of gross loans as of March 31, 2024 is set out below:

	As of March 31, 2024
	Wholesale loans		Retail loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	2,011,692.4	Rs.	4,191,712.5	Rs.	6,203,404.9
Over one year through five years		3,675,651.9		9,992,377.8		13,668,029.7
Over five years		1,515,295.0		5,406,317.8		6,921,612.8

Total	Rs.	7,202,639.3	Rs.	19,590,408.1	Rs.	26,793,047.4

Total	US$	86,424.7	US$	235,066.1	US$	321,490.8

F-3
9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The followi
ng
table provides details of age
analysis
of loans and finance receivable on non-accrual status
a
s of March 31, 2023 and March 31, 2024.

	As of March 31, 2023
	31-90 days past due		Non-accrual/ 91 days or more past due		Current (1), (2)		Total		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	5,738.3	Rs.	15,941.6	Rs.	1,199,417.7	Rs.	1,221,097.6	Rs.	15,941.6
Personal loans/Credit card		20,871.1		22,770.1		2,739,187.3		2,782,828.5		22,770.1
Retail business banking		21,241.0		43,937.8		3,313,446.4		3,378,625.2		43,937.8
Commercial vehicle and construction equipment finance		15,089.3		21,823.8		1,248,974.7		1,285,887.8		21,823.8
Housing loans		3,916.0		5,900.3		1,011,085.3		1,020,901.6		5,900.3
Other retail		30,007.7		56,822.9		1,730,409.0		1,817,239.6		56,822.9
Wholesale loans		3,905.0		33,512.3		5,874,094.8		5,911,512.1		33,512.3

Total	Rs.	100,768.4	Rs.	200,708.8	Rs.	17,116,615.2	Rs.	17,418,092.4	Rs.	200,708.8

(1)	Loans up to 30 days past due are considered current.
(2)	Includes crop-related agricultural loans with days past due less than 366 as they are not considered as non-performing of Rs. 31.8 billion.

	As of March 31, 2024
	31-90 days past due		Non-accrual/ 91 days or more past due		Current (1),(2)		Total		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	6,083.8	Rs.	14,998.0	Rs.	1,357,441.3	Rs.	1,378,523.1	Rs.	14,998.0
Personal loans/Credit card		24,446.2		25,466.5		3,069,334.0		3,119,246.7		25,466.5
Retail business banking		12,571.8		53,355.4		4,141,909.0		4,207,836.2		53,355.4
Commercial vehicle and construction equipment finance		19,351.4		21,563.6		1,578,687.9		1,619,602.9		21,563.6
Housing loans		37,025.6		43,712.7		6,912,429.7		6,993,168.0		43,712.7
Other retail		26,479.0		61,520.0		2,184,032.2		2,272,031.2		61,520.0
Wholesale loans		35,202.1		106,827.7		7,060,609.5		7,202,639.3		106,827.7

Total	Rs.	161,159.9	Rs.	327,443.9	Rs.	26,304,443.6	Rs.	26,793,047.4	Rs.	327,443.9

Total	US$	1,933.8	US$	3,929.0	US$	315,628.0	US$	321,490.8	US$	3,929.0

(1)	Loans up to 30 days past due are considered current.
(2)	Includes crop-related agricultural loans with days past due less than 366 as they are not considered as non-performing of Rs. 35.4 billion.
From fiscal year 2020 the Bank has implemented the packages announced by RBI on account of the COVID-19 pandemic which grants temporary extensions in repayment obligations to the borrowers without any interest or financial concessions. While the moratorium allowed customers (from March to August 2020) to temporarily freeze loan repayments, the loan restructuring packages eased the burden of monthly repayments. The total balance outstanding of loan facilities restructured was Rs. 86.1 billion as of March 31, 2023 and Rs. 72.9 billion (US$ 0.9 billion) as of March 31, 2024. These restructured facilities as of March 31, 2023 included retail loans and wholesale loans of Rs. 81.4 billion and Rs. 4.7 billion, respectively, and as of March 31, 2024 included retail loans and wholesale loans of Rs. 68.6 billion and Rs. 4.3 billion respectively. As stipulated by regulatory guidance, the Bank does not place loans with deferrals granted due to COVID-19 on nonaccrual status where such loans are not otherwise reportable as nonaccrual and thus considered in the allowance for loan losses.

F-
40

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For retail loans, the policy and approval processes are designed to account for the Bank’s high volumes of relatively homogeneous, small value transactions in retail loans. There are product programs for each of these products, which define the target markets, credit philosophy and process, detailed underwriting criteria for evaluating individual credits, exception reporting systems and individual loan exposure caps. The quantitative parameters considered include income, residence stability and the nature of the employment/business, while the qualitative parameters include accessibility, contractibility and profile. The credit policies/product programs are based on a statistical analysis of the Bank’s experience and industry data, in combination with the judgment of the Bank’s senior officers. The Bank regularly mines data on its borrower account behavior as well as static data to monitor the portfolio performance of each product segment and uses these as inputs for revising the Bank’s product programs, target market definitions and credit assessment criteria to meet the Bank’s twin objectives of combining volume growth and maintenance of asset quality.
As an integral part of the credit process, the Bank has a credit rating model for its wholesale and retail credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal grading is updated at least annually. Disbursals under one-time restructurings are also included.
The amount of purchased financing receivables outstanding as of March 31, 2023 and March 31, 2024 was Rs. 1,024,684.4 million and Rs. 2,600.7 million, respectively.
The following table provides information on primary credit quality indicators as of March 31, 2023:

	Term loans by origination
Credit quality indicators-Internally assigned grade	Prior		2019		2020		2021		2022		2023		Revolving loans		Revolving loans converted to term loans		Total
	(In millions)
Auto loans
Performing	Rs.	14,387.2	Rs.	37,425.2	Rs.	90,148.4	Rs.	160,443.6	Rs.	308,076.9	Rs.	525,693.8	Rs.	68,980.9	Rs.	—	Rs.	1,205,156.0
Non-performing		1,129.9		2,324.4		3,858.8		2,875.4		1,990.0		748.9		3,014.2		—		15,941.6

Subtotal	Rs.	15,517.1	Rs.	39,749.6	Rs.	94,007.2	Rs.	163,319.0	Rs.	310,066.9	Rs.	526,442.7	Rs.	71,995.1	Rs.	—	Rs.	1,221,097.6
Personal loans/Credit card
Performing	Rs.	2,431.4	Rs.	20,673.2	Rs.	86,038.7	Rs.	155,911.2	Rs.	490,598.8	Rs.	1,206,873.5	Rs.	482,500.3	Rs.	315,031.3	Rs.	2,760,058.4
Non-performing		346.6		1,440.1		3,511.1		2,518.9		3,411.9		2,254.3		8,869.6		417.6		22,770.1

Subtotal	Rs.	2,778.0	Rs.	22,113.3	Rs.	89,549.8	Rs.	158,430.1	Rs.	494,010.7	Rs.	1,209,127.8	Rs.	491,369.9	Rs.	315,448.9	Rs.	2,782,828.5
Retail business banking
Performing	Rs.	75,583.1	Rs.	58,914.7	Rs.	94,372.2	Rs.	185,698.6	Rs.	412,305.0	Rs.	600,147.3	Rs.	1,907,666.5	Rs.	—	Rs.	3,334,687.4
Non-performing		4,851.6		2,996.8		2,847.2		4,136.3		1,558.3		218.4		27,329.2		—		43,937.8

Subtotal	Rs.	80,434.7	Rs.	61,911.5	Rs.	97,219.4	Rs.	189,834.9	Rs.	413,863.3	Rs.	600,365.7	Rs.	1,934,995.7	Rs.	—	Rs.	3,378,625.2
Commercial vehicle and construction equipment finance
Performing	Rs.	3,981.3	Rs.	19,618.5	Rs.	49,030.6	Rs.	92,773.8	Rs.	277,461.6	Rs.	629,405.5	Rs.	191,792.7	Rs.	—	Rs.	1,264,064.0
Non-performing		398.0		2,582.1		4,491.4		4,696.0		3,053.3		763.8		5,839.2		—		21,823.8

Subtotal	Rs.	4,379.3	Rs.	22,200.6	Rs.	53,522.0	Rs.	97,469.8	Rs.	280,514.9	Rs.	630,169.3	Rs.	197,631.9	Rs.	—	Rs.	1,285,887.8
Housing loans
Performing	Rs.	394,712.3	Rs.	160,447.9	Rs.	143,037.0	Rs.	120,214.8	Rs.	167,130.4	Rs.	29,458.9	Rs.	—	Rs.	—	Rs.	1,015,001.3
Non-performing		4,031.5		1,206.1		358.8		180.2		123.3		0.4		—		—		5,900.3

Subtotal	Rs.	398,743.8	Rs.	161,654.0	Rs.	143,395.8	Rs.	120,395.0	Rs.	167,253.7	Rs.	29,459.3	Rs.	—	Rs.	—	Rs.	1,020,901.6
Other retail loans
Performing	Rs.	5,564.3	Rs.	10,063.3	Rs.	18,382.0	Rs.	42,416.7	Rs.	150,038.1	Rs.	603,873.8	Rs.	930,078.5	Rs.	—	Rs.	1,760,416.7
Non-performing		3,000.6		3,254.9		11,339.9		3,171.9		2,261.4		971.8		32,822.4		—		56,822.9

Subtotal	Rs.	8,564.9	Rs.	13,318.2	Rs.	29,721.9	Rs.	45,588.6	Rs.	152,299.5	Rs.	604,845.6	Rs.	962,900.9	Rs.	—	Rs.	1,817,239.6

Total	Rs.	510,417.8	Rs.	320,947.2	Rs.	507,416.1	Rs.	775,037.4	Rs.	1,818,009.0	Rs.	3,600,410.4	Rs.	3,658,893.5	Rs.	315,448.9	Rs.	11,506,580.3

F-
41

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on primary cre
dit
quality indicators as of March 31, 2024:

	Term loans by origination
Credit quality indicators- Internally assigned grade	Prior		2020		2021		2022		2023		2024		Revolving loans		Revolving loans converted to term loans		Total
	(In millions)
Auto loans
Performing	Rs.	15,314.7	Rs.	40,203.8	Rs.	86,953.7	Rs.	198,895.3	Rs.	398,936.3	Rs.	540,605.2	Rs.	82,616.1	Rs.	—	Rs.	1,363,525.1
Non-performing		1,771.7		1,908.9		1,908.6		2,729.8		3,204.6		779.7		2,694.7		—		14,998.0

Subtotal	Rs.	17,086.4	Rs.	42,112.7	Rs.	88,862.3	Rs.	201,625.1	Rs.	402,140.9	Rs.	541,384.9	Rs.	85,310.8	Rs.	—	Rs.	1,378,523.1
Write off		1,376.8		1,913.2		1,683.1		1,835.8		1,688.5		150.7		—		—		8,648.1
Personal loans/Credit card
Performing	Rs.	4,198.8	Rs.	28,112.1	Rs.	62,604.2	Rs.	237,689.5	Rs.	642,360.7	Rs.	1,192,606.3	Rs.	560,472.3	Rs.	365,736.3	Rs.	3,093,780.2
Non-performing		726.8		1,486.5		1,668.2		3,127.9		5,912.5		2,544.9		9,674.2		325.5		25,466.5

Subtotal	Rs.	4,925.6	Rs.	29,598.6	Rs.	64,272.4	Rs.	240,817.4	Rs.	648,273.2	Rs.	1,195,151.2	Rs.	570,146.5	Rs.	366,061.8	Rs.	3,119,246.7
Write off		1,681.8		4,635.9		3,526.2		10,050.8		17,073.2		2,838.5		21,307.8		13,679.9		74,794.1
Retail business banking
Performing	Rs.	88,129.0	Rs.	62,739.9	Rs.	108,288.3	Rs.	317,668.3	Rs.	527,853.5	Rs.	701,602.8	Rs.	2,348,199.0	Rs.	—	Rs.	4,154,480.8
Non-performing		8,083.4		1,933.2		3,454.1		2,118.8		851.1		135.0		36,779.8		—		53,355.4

Subtotal	Rs.	96,212.4	Rs.	64,673.1	Rs.	111,742.4	Rs.	319,787.1	Rs.	528,704.6	Rs.	701,737.8	Rs.	2,384,978.8	Rs.	—	Rs.	4,207,836.2
Write off		1,163.3		298.8		138.6		19.7		0.2		—		9.5		—		1,630.1
Commercial vehicle and construction equipment finance
Performing	Rs.	9,984.2	Rs.	16,357.7	Rs.	33,797.5	Rs.	156,354.0	Rs.	456,722.6	Rs.	722,457.1	Rs.	202,366.2	Rs.	—	Rs.	1,598,039.3
Non-performing		2,628.4		1,628.6		2,641.9		3,588.5		4,859.6		1,204.9		5,011.7		—		21,563.6

Subtotal	Rs.	12,612.6	Rs.	17,986.3	Rs.	36,439.4	Rs.	159,942.5	Rs.	461,582.2	Rs.	723,662.0	Rs.	207,377.9	Rs.	—	Rs.	1,619,602.9
Write off		1,547.1		2,379.5		1,597.7		2,231.2		1,935.0		104.3		1.3		—		9,796.1
Housing loans
Performing	Rs.	1,351,187.2	Rs.	565,617.9	Rs.	735,921.2	Rs.	1,170,433.9	Rs.	1,476,703.5	Rs.	1,649,591.6	Rs.	—	Rs.	—	Rs.	6,949,455.3
Non-performing		22,222.3		6,506.8		5,569.9		4,869.8		3,804.6		739.3		—		—		43,712.7

Subtotal	Rs.	1,373,409.5	Rs.	572,124.7	Rs.	741,491.1	Rs.	1,175,303.7	Rs.	1,480,508.1	Rs.	1,650,330.9	Rs.	—	Rs.	—	Rs.	6,993,168.0
Write off		11,133.4		759.5		105.6		7.5		7.2		—		—		—		12,013.2
Other retail loans
Performing	Rs.	9,040.5	Rs.	9,538.8	Rs.	18,091.4	Rs.	53,746.1	Rs.	200,858.5	Rs.	721,107.1	Rs.	1,198,128.8	Rs.	—	Rs.	2,210,511.2
Non-performing		3,885.2		1,892.0		2,161.5		2,405.6		4,053.3		3,129.2		43,993.2		—		61,520.0

Subtotal	Rs.	12,925.7	Rs.	11,430.8	Rs.	20,252.9	Rs.	56,151.7	Rs.	204,911.8	Rs.	724,236.3	Rs.	1,242,122.0	Rs.	—	Rs.	2,272,031.2
Write off		1,857.3		4,453.7		1,567.6		2,088.9		3,505.0		538.8		4,519.1		—		18,530.4
Total	Rs.	1,517,172.2	Rs.	737,926.2	Rs.	1,063,060.5	Rs.	2,153,627.5	Rs.	3,726,120.8	Rs.	5,536,503.1	Rs.	4,489,936.0	Rs.	366,061.8	Rs.	19,590,408.1

Total	US$	18,204.6	US$	8,854.4	US$	12,755.7	US$	25,841.5	US$	44,709.9	US$	66,432.7	US$	53,874.9	US$	4,392.4	US$	235,066.1
Total (Write Off)	Rs.	18,759.7	Rs.	14,440.6	Rs.	8,618.8	Rs.	16,233.9	Rs.	24,209.1	Rs.	3,632.3	Rs.	25,837.7	Rs.	13,679.9	Rs.	125,412.0

Total (Write Off)	US$	225.1	US$	173.3	US$	103.4	US$	194.8	US$	290.5	US$	43.6	US$	310.0	US$	164.1	US$	1,504.8

F-
42

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The following table provides information on primary credit quality indicators as of March 31, 2023.

	Term loans by origination
Credit quality indicators-Internally assigned grade	Prior		2019		2020		2021		2022		2023		Revolving Loans		Total
	(In millions)
Wholesale loans
Pass	Rs.	130,723.1	Rs.	135,400.3	Rs.	321,191.0	Rs.	708,309.0	Rs.	1,244,766.9	Rs.	1,471,254.9	Rs.	1,841,015.5	Rs.	5,852,660.7
Labeled		2,625.3		1,586.9		635.7		4,200.8		5,946.5		795.3		9,548.6		25,339.1
Non-performing		3,830.5		1,914.3		66.1		326.4		6,297.4		39.1		21,038.5		33,512.3

Total	Rs.	137,178.9	Rs.	138,901.5	Rs.	321,892.8	Rs.	712,836.2	Rs.	1,257,010.8	Rs.	1,472,089.3	Rs.	1,871,602.6	Rs.	5,911,512.1

F-
4
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on primary credit quality indi
cators as of March 31, 2024.

	Term loans by origination
Credit quality indicators- Internally assigned grade	Prior		2020		2021		2022		2023		2024		Revolving Loans		Total

	(In millions)
Wholesale loans
Pass	Rs.	186,460.1	Rs.	264,241.1	Rs.	560,195.2	Rs.	957,023.5	Rs.	1,200,992.0	Rs.	2,071,787.5	Rs.	1,773,221.5	Rs.	7,013,920.9
Labeled		14,723.3		757.2		17,488.3		14,588.1		16,225.0		11,623.4		6,485.4		81,890.7
Non-performing		45,730.4		3,725.9		14,614.8		8,719.0		5,017.9		7,133.1		21,886.6		106,827.7

Total	Rs.	246,913.8	Rs.	268,724.2	Rs.	592,298.3	Rs.	980,330.6	Rs.	1,222,234.9	Rs.	2,090,544.0	Rs.	1,801,593.5	Rs.	7,202,639.3

Total Write off	Rs.	2,585.0	Rs.	264.3	Rs.	—	Rs.	—	Rs.	481.5	Rs.	—	Rs.	244.4	Rs.	3,575.2

Total	US$	2,962.7	US$	3,224.4	US$	7,107.0	US$	11,763.0	US$	14,665.6	US$	25,084.5	US$	21,617.5	US$	86,424.7

Total (Write Off)	US$	31.0	US$	3.2	US$	—	US$	—	US$	5.8	US$	—	US$	2.9	US$	42.9

Non-performing loans by industry as of March 31, 2023 and March 31, 2024 are as follows:

	As of March 31, 2023
	(In millions)
Gross non-performing loans by industry:
— Consumer Loans	Rs.	34,684.8
— Agri Production—Food		28,222.2
— Retail Trade		15,044.4
— Agri Allied		13,426.1
— Road Transportation		11,505.0
— Consumer services		10,031.1
— Others (none greater than 5% of non-performing loans)		87,795.2

Total	Rs.	200,708.8

	As of March 31, 2024
	(In millions)
Gross non-performing loans by industry:
— Consumer Loans	Rs.	68,976.4	US$	827.7
— Real Estate & Property services		65,195.3		782.3
—Agri Production—Food		30,493.3		365.9
— Others (none greater than 5% of non-performing loans)		162,778.9		1,953.1

Total	Rs.	327,443.9	US$	3,929.0

Summary information relating to interest income recognized on non-performing loans during the fiscal years ended March 31, 2022, March 31, 2023 and March 31, 2024 is as follows:

	Fiscal year ended March 31,
	2022	2023	2024	2024

	(In millions)
Interest income recognized on non-performing loans	Rs. 11,881.0	Rs. 7,738.0	Rs. 9,675.9	US$	116.1

F-4
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is dependent on the sale or operation of the underlying collateral. Such loans are carried at fair
value based on current values determined by either independent appraisals or internal evaluations, adjusted for selling costs or other amounts to be deducted when estimating expected net sales proceeds. For the fiscal years ended March 31, 2022, March 31, 2023 and March 31, 2024, the Bank did not have collateral-dependent loans wherein the borrower is experiencing financial difficulty and the repayment of the loan is dependent on the sale of the underlying collateral.
Allowances for credit losses as of March 31, 2022 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Total

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	39,396.1	Rs.	110,081.0	Rs.	42,288.4	Rs.	26,356.7	Rs.	4,578.0	Rs.	49,229.2	Rs.	71,599.3	Rs.	343,528.7
Write-offs		(19,376.9)		(74,500.8)		(3,027.7)		(16,592.0)		(601.6)		(17,567.4)		(2,351.4)		(134,017.8)
Net allowance for credit losses (*)		21,750.2		75,986.2		9,794.3		21,986.2		(1,284.2)		29,775.2		5,153.0		163,160.9
Allowance for credit losses, end of the period	Rs.	41,769.4	Rs.	111,566.4	Rs.	49,055.0	Rs.	31,750.9	Rs.	2,692.2	Rs.	61,437.0	Rs.	74,400.9	Rs.	372,671.8

Allowance for credit losses:
Individually evaluated allowance	Rs.	18.4	Rs.	6.5	Rs.	2,651.4	Rs.	65.8	Rs.	—	Rs.	92.3	Rs.	35,619.7	Rs.	38,454.1
Collectively evaluated allowance		41,751.0		111,559.9		46,403.6		31,685.1		2,692.2		61,344.7		38,781.2		334,217.7
Loans:
Individually evaluated loans		31.5		29.4		2,651.4		66.3		—		126.6		41,832.9		44,738.1
Collectively evaluated loans		1,042,761.5		2,341,942.4		2,614,435.7		950,999.7		830,882.4		1,526,607.8		5,057,176.4		14,364,805.9

( * )
Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs.36,181.4 million. Recoveries from retail loans is Rs.35,385.3 million and from wholesale loans is Rs.796.1 million.

Allowances for credit losses as of March 31, 2023 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Total

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	41,769.4	Rs.	111,566.4	Rs.	49,055.0	Rs.	31,750.9	Rs.	2,692.2	Rs.	61,437.0	Rs.	74,400.9	Rs.	372,671.8
Write-offs		(10,456.0)		(88,744.9)		(3,987.8)		(15,270.1)		(479.0)		(15,769.9)		(3,156.0)		(137,863.7)
Net allowance for credit losses (*)		2,522.1		76,812.9		18,907.6		14,649.8		1,056.7		26,345.3		(9,938.0)		130,356.4
Allowance for credit losses, end of the period	Rs.	33,835.5	Rs.	99,634.4	Rs.	63,974.8	Rs.	31,130.6	Rs.	3,269.9	Rs.	72,012.4	Rs.	61,306.9	Rs.	365,164.5

Allowance for credit losses:
Individually evaluated allowance	Rs.	4.6	Rs.	—	Rs.	2,320.3	Rs.	15.0	Rs.	—	Rs.	92.1	Rs.	29,264.6	Rs.	31,696.6
Collectively evaluated allowance		33,830.9		99,634.4		61,654.5		31,115.6		3,269.9		71,920.3		32,042.3		333,467.9
Loans:
Individually evaluated loans		16.4		0.8		2,782.0		290.8		—		92.3		33,879.5		37,061.8
Collectively evaluated loans		1,221,081.2		2,782,827.7		3,375,843.2		1,285,597.0		1,020,901.6		1,817,147.3		5,877,632.6		17,381,030.6

( * )
Net allowances for credit losses charged to expense does not include the recoveries against write-off cases amounting to Rs. 56,142.6 millio
n
. Recoveries from retail loans is Rs. 53,374.2

million and from wholesale loans is Rs. 2,768.4 million.

F-4
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowances for credit losses as of March 31, 2024 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Total		Total

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	33,835.5	Rs.	99,634.4	Rs.	63,974.8	Rs.	31,130.6	Rs.	3,269.9	Rs.	72,012.4	Rs.	61,306.9	Rs.	365,164.5	US$	4,381.6
Allowance for credit losses on PCD Loans at acquisition		—		—		—		—		2,927.9		—		36,487.3		39,415.2		472.9
Write-offs		(8,648.1)		(74,794.1)		(1,630.1)		(9,796.1)		(12,013.2)		(18,530.4)		(3,575.2)		(128,987.2)		(1,547.7)
Net allowance for credit losses (*)		4,761.5		92,159.3		12,955.8		10,761.6		15,722.2		26,971.8		(18,421.8)		181,754.0		2,180.9
Allowance for credit losses, end of the period	Rs.	29,948.9	Rs.	116,999.6	Rs.	75,300.5	Rs.	32,096.1	Rs.	9,906.8	Rs.	80,453.8	Rs.	112,640.8	Rs.	457,346.5		US$5,487.7

Allowance for credit losses:
Individually evaluated allowance	Rs.	8.0	Rs.	1.0	Rs.	2,498.3	Rs.	184.4	Rs.	—	Rs.	156.8	Rs.	68,886.9	Rs.	71,735.4	US$	860.7
Collectively evaluated allowance		29,940.9		116,998.6		72,802.2		31,911.7		9,906.8		80,297.0		43,753.9		385,611.1		4,627.0
Loans:
Individually evaluated loans		8.0		1.0		2,924.9		184.4		—		156.8		107,439.4		110,714.5		1,328.4
Collectively evaluated loans		1,378,515.1		3,119,245.7		4,204,911.3		1,619,418.5		6,993,168.0		2,271,874.4		7,095,199.9		26,682,332.9		320,162.4

(*)
Net allowances for credit losses charged to expense does not include the recoveries against
write-off cases amounting to Rs. 48,690.9 million (US$ 584.3 million). Recoveries from retail loans is Rs. 44,432.2 million and from wholesale loans is Rs. 4,258.7 million.

The allowance for credit losses is assessed at each period end and the increase/(decrease), as the case may be, is recorded in the consolidated statement of income under allowance for credit losses net of recoveries against write-offs.

F-4
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest on loan
s
by facility are as follows:

	Fiscal year ended March 31,
	2022		2023		2024		2024

	(In millions)
Wholesale loans	Rs.	250,779.5	Rs.	363,842.1	Rs.	555,377.8	US$	6,664.0
Retail loans		807,146.1		987,975.9		1,617,982.2		19,414.2
Other loans		—		—		21,165.5		254.0

Total	Rs.	1,057,925.6	Rs.	1,351,818.0	Rs.	2,194,525.5	US$	26,332.2

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
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s portfolio of loans, credit substitute securities and non-
funded
exposure (including derivatives) is broadly diversified along industry and product lines, and as of March 31, 2023 and March 31, 2024, the exposures are as set forth below.

	As of March 31, 2023
Category	Gross loans		Fair value of credit substitutes		Non-funded exposure		Total		%

Consumer Loans	Rs.	4,410,346.6	Rs.	—	Rs.	2,550.8	Rs.	4,412,897.4	22.4
Retail Trade		973,274.3		—		36,013.4		1,009,287.7	5.1
Power		695,716.5		64,805.5		45,576.3		806,098.3	4.1
NBFC		690,783.9		91,595.9		15,995.5		798,375.3	4.1
Financial Institutions		659,117.5		72,068.3		4,435.4		735,621.2	3.7
Consumer Services		581,272.1		3,545.4		123,464.7		708,282.2	3.6
Food and Beverage		566,172.9		1,419.2		49,084.4		616,676.5	3.1
Road Transportation		568,414.2		—		12,512.4		580,926.6	3.0
Coal & Petroleum Products		353,329.8		115,279.8		102,771.3		571,380.9	2.9
Wholesale Trade—Non Industrial		530,057.5		1,988.8		31,887.0		563,933.3	2.9
Automobile & Auto Ancillary		483,658.4		17,656.8		38,921.4		540,236.6	2.7
Real Estate & Property Services		458,906.6		4,691.4		52,228.7		515,826.7	2.6
Wholesale Trade—Industrial		421,900.9		—		70,853.6		492,754.5	2.5
Infrastructure Development		284,690.7		15,220.2		170,452.2		470,363.1	2.4
Engineering		300,745.5		5,596.0		131,956.5		438,298.0	2.2
Agri—Allied		431,581.2		—		2,701.2		434,282.4	2.2
Iron and Steel		360,021.9		12,231.9		61,224.3		433,478.1	2.2
Textiles & Garments		390,883.0		4,984.5		34,729.1		430,596.6	2.2
Telecom		365,112.3		—		42,221.1		407,333.4	2.1
Agri Production—Food		401,720.3		—		1,040.5		402,760.8	2.0
Others (none greater than 2%)		3,490,386.3		92,104.1		719,829.4		4,302,319.8	22.0

Total	Rs.	17,418,092.4	Rs.	503,187.8	Rs.	1,750,449.2	Rs.	19,671,729.4	100.0

F-4
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2024
Category	Gross loans		Fair value of credit substitutes		Non-funded exposure		Total		Total		%

			(In millions, except percentages)
Consumer Loans	Rs.	10,191,521.5	Rs.	—	Rs.	468.1	Rs.	10,191,989.6	US$	122,294.1	35.1%
NBFC		1,725,559.7		20,585.6		5,153.7		1,751,299.0		21,013.9	6.0%
Retail Trade		1,085,962.9		—		56,822.6		1,142,785.5		13,712.3	3.9%
Real Estate & Property Services		1,070,220.3		3,495.0		57,556.4		1,131,271.7		13,574.2	3.9%
Consumer Services		860,297.1		—		35,933.7		896,230.8		10,753.9	3.1%
Power		770,473.1		37,706.9		63,452.3		871,632.3		10,458.8	3.0%
Infrastructure Development		450,183.2		6,716.0		336,982.5		793,881.7		9,525.8	2.7%
Food and Beverage		712,895.6		1,405.1		59,163.2		773,463.9		9,280.8	2.7%
Road Transportation		741,738.6		—		11,160.3		752,898.9		9,034.1	2.6%
Others (none greater than 2%)		9,184,195.4		61,578.3		1,477,275.2		10,723,048.9		128,666.3	37.0%

Total	Rs.	26,793,047.4	Rs.	131,486.9	Rs.	2,103,968.0	Rs.	29,028,502.3	US$	348,314.2	100.0%

F-4
9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s ten largest exposures as of March 31, 2023 and March 31, 2024, based on the
higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded exposures (including derivatives), are as follows:

	As of March 31, 2023
	Funded Exposure		Non-Funded Exposure		Total Exposure

	(In millions)
Borrower 1	Rs.	284,002.5	Rs.	—	Rs.	284,002.5
Borrower 2		220,901.6		1,200.0		222,101.6
Borrower 3		205,801.0		—		205,801.0
Borrower 4		80,344.5		112,144.7		192,489.2
Borrower 5		185,299.0		—		185,299.0
Borrower 6		154,296.7		21,764.8		176,061.5
Borrower 7		155,565.7		60.0		155,625.7
Borrower 8		139,808.3		—		139,808.3
Borrower 9		121,560.0		6,030.3		127,590.3
Borrower 10		112,479.0		15,070.0		127,549.0

	As of March 31, 2024
	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure

			(In millions)
Borrower 1	Rs.	301,241.8	Rs.	—	Rs.	301,241.8	US$	3,614.6
Borrower 2		276,973.5		1,200.0		278,173.5		3,337.8
Borrower 3		220,801.0		—		220,801.0		2,649.4
Borrower 4		214,755.0		42.5		214,797.5		2,577.4
Borrower 5		212,970.4		—		212,970.4		2,555.4
Borrower 6		187,963.3		200.0		188,163.3		2,257.8
Borrower 7		175,000.0		28.1		175,028.1		2,100.2
Borrower 8		163,105.7		5,893.4		168,999.1		2,027.8
Borrower 9		47,933.7		112,605.5		160,539.2		1,926.3
Borrower 10		145,250.0		21.0		145,271.0		1,743.1

F-
50

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Property and equipment
Property and equipment by asset
category
is as follows:

	As of March 31,
	2023		2024		2024

	(In millions)
Land and premises	Rs.	25,501.3	Rs.	64,357.6	US$	772.2
Software and systems		56,092.8		73,561.3		882.7
Equipment and furniture		132,553.5		172,031.8		2,064.2

Property and equipment, at cost		214,147.6		309,950.7		3,719.1
Less: Accumulated depreciation		126,577.9		162,920.3		1,954.9

Property and equipment, net	Rs.	87,569.7	Rs.	147,030.4	US$	1,764.2

Depreciation and amortization
 charged for the fiscal years ended March 31, 2022, March 31, 2023 and March 31, 2024 was Rs.
16,816.9
 million, Rs.
23,489.7
 million and Rs.
31,147.3
 million (US$
373.7
million), respectively.
13. Goodwill and Intangible assets
Goodwill arising from a business combination is not amortized but is tested for impairment. The Bank tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that fair value of the reporting unit is below its carrying value, a quantitative test is then performed. We examined the
 goodwill that had arisen on acquisition of erstwhile Centurion Bank of Punjab (“eCBoP”) and eHDFC for possible impairment as of March 31, 2024. There were no changes in the carrying amount of goodwill of Rs. 74,937.9 million for the fiscal year ended March 31, 2023. During the fiscal year ended March 31, 2024, the carrying amount of goodwill increased by Rs. 1,628,148.5 million (US$ 19,536.2 million) as a result of the merger of eHDFC Group with HDFC Bank. On March 19, 2024, following the sale of HDFC Credila Financial Services Limited, goodwill amounting to Rs. 73,576.1 million (US$ 882.9 million) was derecognized. No impairment charges were recorded against goodwill during the period. Accordingly, the carrying amount of goodwill was Rs.
1,629,510.3 million (US$ 19,552.6
million) as on March 31, 2024.”
The following table represents the changes in the carrying amount of goodwill reported in the consolidated balance sheets for the year ended March 31, 2023 and March 31, 2024:

	As of March 31, 2024
	Retail Banking	Wholesale Banking	Treasury Services	Insurance Services	Others	Total	Total
		(In millions)
Balance as at March 31, 2022	Rs.74,937.9	Rs.—	Rs.—	Rs. —	Rs. —	Rs.74,937.9	US$	899.3
Balance as at March 31, 2023	74,937.9	—	—	—	—	74,937.9		899.3
Goodwill on acquisition during the year	368,079.6	71,617.3	—	959,080.0	229,371.6	1,628,148.5		19,536.2
Less: Goodwill Derecognised on disposal during the year	—	—	—	—	73,576.1	.73,576.1		882.9

Balance at March 31, 2024	Rs.443,017.5	Rs.71,617.3	Rs.—	Rs.959,080.0	Rs.155,795.5	Rs.1,629,510.3	US$	19,552.6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets, net, consists of the following:

	As of,
	July 1, 2023	March 31, 2024	March 31, 2024
	(Rs. in millions)
Brand	Rs. 750,758.2	Rs. 742,230.7	US$	8,906.1
Investment management contract	369,785.6	369,785.6		4,437.1
Value of business acquired	221,738.5	221,738.5		2,660.6
Distribution network	59,543.2	50,570.8		606.9
Customer Relationship	29,874.9	29,874.9		358.4
Transferable Development Rights	3,117.7	3,117.7		37.4
Intangible Assets	Rs. 1,434,818.1	Rs. 1,417,318.2	US$	17,006.5
Less: Accumulated amortization	—	21,201.0		254.4

Total intangible assets, net	Rs. 1,434,818.1	Rs. 1,396,117.2	US$	16,752.1

(*)
All the above intangible assets excluding Brand and Investment Management Contract are subject to amortization. Further, intangible assets include Brand amounting to Rs. 8,527.5 million (US $ 102.3 million
) and Distribution network amounting to Rs. 8,972.4 million (US $ 107.6 million) pertaining to HDFC Credila Financial Services Limited which is classified as held for sale as on date of acquisition. These have been derecognized following the divestment of stake on March 19, 2024.

Amortization expense related to intangible assets was Rs. 21,201.0 million for the year ended March 31, 2024. These amounts are included in Non-Interest Expense - Amortization of intangible assets in the consolidated financial statements.
At March 31, 2024, the expected future amortization of finite-lived intangible assets is as follows:

	As of March 31, 2024
	(in millions)
Fiscal year ending March 31:
2025	Rs. 21,827.1	US$	261.9
2026	19,843.8		238.1
2027	18,138.2		217.6
2028	16,298.0		195.6
2029	14,661.8		175.9
Thereafter	193,332.0		2,319.8

14. Other assets
Other assets include the following:

	As of March 31,
	2023		2024		2024

	(In millions)

Security deposits for leased property	Rs.	6,461.8	Rs.	9,678.4	US$	116.1
Sundry accounts receivable		84,217.8		129,187.8		1,550.1
Advance tax (net of provision for taxes)		52,006.4		173,281.9		2,079.2
Advances		14,724.3		51,036.8		612.4
Prepaid expenses		4,757.4		9,484.0		113.8
Deposits/Margins paid		14,959.0		48,100.4		577.2
Derivatives (refer to note 2 5 )		121,749.4		109,038.5		1,308.4
Placements with financial institutions		970,063.2		1,330,263.5		15,961.9
Receivable on account of trade date		8,442.2		295.5		3.5
ROU assets		89,989.3		121,302.5		1,455.5
Others (*)		129,380.8		546,542.0		6,558.0

Total	Rs.	1,496,751.6	Rs.	2,528,211.3	US$	30,336.1

( * )
Others include equity securities and affiliates with carrying value amounting to Rs. 22,103.4 million and Rs. 317,593.5 million as of March 31, 2023 and March 31, 2024, respectively. Equity securities include non-marketable equity securities carried at cost of Rs. 2,640.8 million and Rs. 14,646.7 million as of March 31, 2023 and March 31, 2024, respectively. Unrealized gain/(loss) recognized in non-interest revenue–other, net amount to Rs. 7,160.1 million and Rs. 11,759.4 million for the fiscal years ended March 31, 2023 and March 31, 2024, respectively. Further, Others also includes reinsurance assets amounting to Rs. 105,661.6 millio
n
 and deferred acquisition assets amounting to Rs. 60,531.9 million as of March 31, 2024.

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Deposits
Deposits include demand deposits, which are non-interest-bearing,
and
savings and time deposits, which are interest-bearing. Deposits as of March 31, 2023 and March 31, 2024 were as follows:

	As of March 31,
	2023		2024		2024

	(In millions)
Interest-bearing:
Savings deposits	Rs.	5,624,911.4	Rs.	5,987,449.1	US$	71,843.6
Time deposits		10,472,547.9		14,700,957.1		176,397.4

Total interest-bearing deposits		16,097,459.3		20,688,406.2		248,241.0
Non-interest-bearing deposits		2,729,176.3		3,079,829.4		36,955.0

Total	Rs.	18,826,635.6	Rs.	23,768,235.6	US$	285,196.0

As of March 31, 2023 and March 31, 2024, time deposits of Rs. 7,121,444.9 million and Rs. 10,598,905.6 million, respectively, had a residual maturity of one year or less. The remaining deposits mature between one
and ten years.
As of March 31, 2023 and March 31, 2024, time deposits in excess of Rs.0.5 million aggregated Rs. 9,127,675.3 million and Rs. 12,777,915.1 million, respectively.
As of March 31, 2024, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2024
	(In millions)
Due to mature in the fiscal year ending March 31:
2025	Rs.	10,598,905.6	US$	127,176.7
2026		2,030,231.8		24,360.8
2027		972,634.2		11,670.7
2028		495,929.0		5,950.7
2029		365,318.4		4,383.5
Thereafter		237,938.1		2,855.0

Total	Rs.	14,700,957.1	US$	176,397.4

16. Short-term borrowings
Short-term borrowings mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its operations. Short-term borrowings as of March 31, 2023 and March 31, 2024 comprised the following:

	As of March 31,
	2023		2024		2024

	(In millions)
Borrowed in the call market	Rs.	14,359.5	Rs.	50,356.7	US$	604.2
Term borrowings from institutions/banks		735,131.5		1,028,262.6		12,338.2
Foreign currency borrowings		320,695.0		200,685.2		2,408.0
Bills rediscounted		19,711.5		34,432.6		413.2

Total	Rs.	1,089,897.5	Rs.	1,313,737.1	US$	15,763.6

Total borrowings outstanding:
Maximum amount outstanding	Rs.	1,154,282.6	Rs.	2,415,549.7	US$	28,984.3
Average amount outstanding	Rs.	870,879.3	Rs.	1,416,168.6	US$	16,992.7
Weighted average interest rate		4.0%		6.9%		6.9%

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. Long-term debt
Long-term debt as of March 31, 2023 and March 31, 2024 was comprised of the following:

	As of March 31,
	2023		2024		2024

	(In millions)
Subordinated debt	Rs.	375,060.0	Rs.	407,531.3	US$	4,890.0
Others ( * )		1,681,587.2		6,244,131.6		74,923.6
Debt issuance cost		(2,210.8)		(2,890.9)		(34.7)

Total	Rs.	2,054,436.4	Rs.	6,648,772.0	US$	79,778.9

( * )
Includes securities sold under repurchase agreements amounting to Rs. 90,200.0 million with a stated interest rate of 4.2% per annum for fiscal year ended March 31, 2023 and nil for the fiscal year ended March 31, 2024, under RBI long-term repo operation with a three-year maturity period.

Increase in outstanding balance of Long-term debt – other as of March 31, 2024 is essentially on account of the Transaction (Refer note 3).

The below table presents the balance of long-term debt as of March 31, 2023 and March 31, 2024 and the related contractual rates and maturity dates:

	As of
	March 31, 2023				March 31, 2024
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total

	(In millions)
Subordinated debt
Subordinated debt (other than perpetual debt)	2024-2033	7.35% to 10.20%	Rs.	248,983.8	2025-2034	6.67% to 9.7%	Rs.	276,600.6	US$	3,318.9
Perpetual debt — (1)	2024-2030	7.55% to 9.40%		43,850.5	2029-2038	7.55% to 9.4%		47,290.8		567.4
Perpetual debt — (2)	2027	3.70%		81,724.6	2037	3.70%		83,090.7		997.0
Others ( * )
Variable rate — (1)	2024-2026	1.40% to 4.80%		76,405.9	2026-2029	6.10% to 6.51%		479,577.3		5,754.5
Variable rate — (2)	2024-2029	4.50% to 9.44%		148,813.9	2025-2030	6.21% to 9.0%		1,235,079.0		14,819.8
Fixed rate — (1)	2024-2030	2.80% to 9.81%		1,374,137.4	2025-2034	2.80% to 9.60%		4,313,107.4		51,753.2
Fixed rate — (2)	2024	2.58%		80,520.3	2025-2029	5.18% to 8.19%		214,026.2		2,568.1

Total			Rs.	2,054,436.4			Rs.	6,648,772.0	US$	79,778.9

( * )
Variable rate — (1), Perpetual debt — (2) and Fixed rate — (2) represent foreign currency debt. Variable rate debt is typically indexed to LIBOR, SOFR, T-bill rates, Marginal cost of funds based lending rates (“MCLR”), among others.

HDFC
BANK
LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2024
	(In millions)
Due in the fiscal year ending March 31:
2025	Rs.	706,824.8	US$	8,481.2
2026		1,602,175.8		19,224.6
2027		1,359,351.1		16,311.0
2028		284,462.3		3,413.3
2029		596,057.0		7,152.1
Thereafter		1,969,519.5		23,632.3

Total (1)	Rs.	6,518,390.5	US$	78,214.5

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 130,381.5 million (net of debt issuance cost).
During the fiscal year ended March 31, 2024 the Bank issued subordinated debt amounting to Rs. 20,000.0 million (previous period Rs. 200,000.0 million) and perpetual debt amounting to Rs. 3,500.0 million (previous period Rs. 30,000.0 million). During the fiscal year ended March 31, 2024, the Bank also raised other long-term debt amounting to Rs. 1,132,275.2 million (previous period Rs. 792,933.1 million).
As of March 31, 2023 and March 31, 2024, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 157,092.6 million and Rs. 693,914.0 million, respectively, and functional currency borrowings aggregating to Rs. 1,524,494.6 million and Rs. 5,550,217.6 million, respectively.
18. Accrued expenses and other liabilities
Accrued expenses and other liabilities include the amounts set forth below:

	As of March 31,
	2023		2024		2024

	(In millions)
Bills payable	Rs.	117,907.5	Rs.	139,454.3	US$	1,673.3
Remittances in transit		61,927.3		85,743.4		1,028.8
Accrued expenses		45,684.4		82,752.6		993.0
Accounts payable		206,920.4		292,846.0		3,513.9
Derivatives (-refer to note 2 5 )		98,783.5		109,409.9		1,312.8
Deferred tax		—		288,154.4		3,457.6
Lease liability		97,658.9		131,043.0		1,572.4
Others		125,471.4		165,599.2		1,987.0

Total	Rs.	754,353.4	Rs.	1,295,002.8	US$	15,538.8

The Bank amortizes annual fees on credit cards over the contractual period of the fees. The unamortized annual fees as of March 31, 2023 and March 31, 2024 were Rs. 1,194.7 million and Rs. 1,649.9 million (US$ 19.8 million), respectively.

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. Accumulated other comprehensive income
The below table presents the changes in AOCI after income tax for the fiscal years ended March 31, 2023 and March 31, 2024.

	AFS debt securities		Foreign currency translation reserve		Total

	(In millions)
Balance, March 31, 2022	Rs.	(21,063.4)	Rs.	3,270.9	Rs.	(17,792.5)
Net unrealized gain/(loss) arising during the period		(52,522.8)		3,378.5		(49,144.3)
Amounts reclassified to income		(1,336.9)		—		(1,336.9)

Balance, March 31, 2023	Rs.	(74,923.1)	Rs.	6,649.4	Rs.	(68,273.7)

	AFS debt securities		Foreign currency translation reserve		Long-Duration Insurance Contract		Total

					(In millions)
Balance, March 31, 2023	Rs.	(74,923.1)	Rs.	6,649.4	Rs.	—	Rs.	(68,273.7)
Net unrealized gain/ (loss) arising during the period		78,036.1		810.3		—		78,846.4
Amounts reclassified to income		4,856.3		—		—		4,856.3
Long-duration insurance contract discount rate change		—		—		(34,112.6)		(34,112.6)
Transferred to undistributed policyholders earnings account		—		—		3,391.4		3,391.4
Net change		7,969.3		7,459.7		(30,721.2)		(15,292.2)
Less: Other comprehensive income attributable to shareholders of noncontrolling interest		15,474.5		17.9		(15,244.2)		248.2

Balance, March 31, 2024	Rs .	(7,505.2)	Rs.	7,441.8	Rs.	(15,477.0)	Rs.	(15,540.4)

Balance, March 31, 2024	US$	(90.1)	US$	89.3	US$	(185.7)	US$	(186.5)

The below table presents the reclassification out of AOCI by income line item and the related income tax effect for the fiscal years ended March 31, 2023 and March 31, 2024.

	As of March 31,
	2023		2024		2024

	(In millions)
AFS debt securities:
Realized (gain)/loss on sales of AFS debt securities, net	Rs.	(1,857.5)	Rs.	6,602.9	US$	79.3
Allowance on AFS debt securities		70.9		(70.9)		(0.9)

Total before income tax	Rs.	(1,786.6)	Rs.	6,532.0	US$	78.4
Income tax		449.7		(1,675.7)		(20.1)

Net of income tax	Rs.	(1,336.9)	Rs.	4,856.3	US$	58.3

F-5
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Insurance services:
Separate accounts assets and liabilities:
Separate account assets consist of investment accounts established and maintained by the Bank. The investment objectives of these assets are directed by the contract holder. An equivalent amount is reported as separate account liabilities. These accounts are reported separately from the general account assets and liabilities.
The following information about the separate account liabilities includes disaggregated rollforwards. The products grouped within these rollforwards were selected based upon common characteristics and valuations using similar inputs, judgments, assumptions and methodologies within a particular line of business. The separate account liabilities are primarily comprised of the following Unit-Linked Life, Unit-Linked Pension and Group Linked contracts.
The balances of and changes in separate account liabilities were as follows:

	As of March 31, 2024
Particulars	Unit-Linked Life		Unit-Linked Pension		Group Linked		Total		Total
	(In millions)
Balance, July 1, 2023	Rs.	709,215.4	Rs.	55,986.3	Rs.	92,327.0	Rs.	857,528.7	US$	10,289.5
Premiums and deposits		97,196.3		3,556.3		16,103.6		116,856.2		1,402.1
Policy Charges		(12,754.4)		(594.4)		(762.9)		(14,111.7)		(169.3)
Surrenders and withdrawals		(104,102.3)		(8,432.7)		(6,882.6)		(119,417.6)		(1,432.9)
Benefit Payments		(37,926.8)		(2,504.9)		—		(40,431.7)		(485.1)
Investment Performance		141,987.6		7,709.9		8,454.5		158,152.0		1,897.7
Other Charges		(2,904.3)		(124.2)		(131.1)		(3,159.6)		(37.9)

Balance, March 31, 2024	Rs.	790,711.5	Rs.	55,596.3	Rs.	109,108.5	Rs.	955,416.3	US$	11,464.1

The Bank’s aggregate fair value of assets, by major investment asset category, supporting separate accounts liabilities was as follows:

	As of March 31, 2024
Particulars	Unit-Linked Life		Unit-Linked Pension		Group Linked		Total		Total
	(In millions)

Government of India securities	Rs.	39,549.7	Rs.	7,114.1	Rs.	46,433.5	Rs.	93,097.3	US$	1,117.0
Other corporate/financial institution securities		74,622.2		8,253.7		34,739.2		117,615.1		1,411.3

Total debt securities		114,171.9		15,367.8		81,172.7		210,712.4		2,528.3
Other securities (including mutual fund units)		671,814.6		39,955.9		25,036.5		736,807.0		8,841.0
Other net current assets		4,725.0		272.6		2,899.3		7,896.9		94.8

Total	Rs.	790,711.5	Rs.	55,596.3	Rs.	109,108.5	Rs.	955,416.3	US$	11,464.1

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liabilities on policies in force
The Bank’s Liabilities on policies in force on the consolidated balance sheets was as follows:

Description	As of March 31, 2024
	(in millions)
Liability for Future Policy Benefits	Rs.	1,671,384.1	US$	20,055.0
Policyholder Account Balances		85,430.1		1,025.1
Other Policy Liabilities		7,164.9		86.0

Total		1,763,979.1		21,166.1

Liability for future policy benefits
The Bank’s liability for future policy benefits on the consolidated balance sheets was as follows:

Description	As of March 31, 2024
	(in millions)
Non Par Protection	Rs.	166,649.2	US$	1,999.6
Non Par Riders		207.0		2.5
Non Par Savings		551,186.3		6,613.7
Non Par Pension		17,609.5		211.3
Individual Annuity		255,858.7		3,070.1
Individual health		410.4		4.9
Par life		561,076.4		6,732.4
Par Pension		16,294.1		195.5
Group Non Par Life		102,092.5		1,225.0

Total	Rs.	1,671,384.1	US$	20,055.0

The following information about the liability for future policy benefits includes disaggregated rollforwards of expected future net premiums and expected future benefits. The products grouped within these rollforwards were selected based upon common characteristics and valuations using similar inputs, judgments, assumptions and methodologies within a particular line of business. All amounts presented in the rollforwards and accompanying financial information do not include a reduction for amounts ceded to reinsurers, except with respect to ending net liability for future policy benefits balances where applicable.

F-5
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended March 31, 2024
	Non Par Protection	Non Par Riders	Non Par Savings	Non Par Pension	Individual Annuity	Individual Health	Par Life	Par Pension	Group Non Par Life	Total	Total
	(Rs. In million, other than weighted average)										(US$ in million)
Present value of Expected Net Premium

Balance at July 01, at current discount rate at balance sheet date	40,899.8	429.3	251,372.4	97.1	2,472.3	791.6	44.0	—	—	296,106.5	3,553.0
Balance at July 01, at original discount rate	40,899.8	429.3	251,372.4	97.1	2,472.3	791.6	44.0	—	—	296,106.5	3,553.0
Effect of changes in cash flow assumptions	4,429.1	—	(42.8)	0.3	6.4	—	619.0	—	—	5,012.0	60.1
Effect of actuarial variances from expected experience	(1,277.3)	15.6	2,649.0	0.8	395.8	43.6	2,640.7	(0.7)	9,298.2	13,765.7	165.2
Adjusted Balance	44,051.6	444.9	253,978.6	98.2	2,874.5	835.2	3,303.7	(0.7)	9,298.2	314,884.2	3,778.3
Issuances	18,075.3	891.5	93,550.6	1,918.4	36,417.8	33.8	27,308.5	2,081.3	16,873.7	197,150.9	2,365.6
Interest accrual	3,343.2	69.4	17,926.3	98.4	1,272.8	44.5	1,539.5	102.3	436.2	24,832.6	298.0
Net premium collected	(7,081.9)	(256.7)	(72,133.2)	(537.5)	(32,412.7)	(171.1)	(6,418.9)	(562.6)	(26,601.3)	(146,175.9)	(1,754.0)
Balance at March 31, at original discount rate	58,388.2	1,149.1	293,322.3	1,577.5	8,152.4	742.4	25,732.8	1,620.3	6.8	390,691.8	4,687.9
Effect of changes in discount rate assumptions	174.0	(2.6)	(1,182.0)	(6.3)	4.3	(1.8)	(97.2)	(7.0)	0.1	(1,118.5)	(13.4)
Balance at March 31, at current discount rate at balance sheet date	58,562.2	1,146.5	292,140.3	1,571.2	8,156.7	740.6	25,635.6	1,613.3	6.9	389,573.3	4,674.5
Present value of Expected Future Policy Benefits
Balance at July 01, at current discount rate at balance sheet date	180,285.0	413.9	658,883.0	13,185.7	212,888.9	1,088.2	504,494.2	16,744.8	66,264.0	1,654,247.7	19,849.4
Balance at July 01, at original discount rate	180,285.0	413.9	658,883.0	13,185.7	212,888.9	1,088.2	504,494.2	16,744.8	66,264.0	1,654,247.7	19,849.4
Effect of changes in cash flow assumptions	7,429.2	—	3,429.0	35.1	75.7	—	(1,377.7)	326.1	1,498.4	11,415.8	137.0
Effect of actuarial variances from expected experience	(1,526.0)	15.9	2,653.6	(187.0)	(136.9)	43.7	2,250.6	539.3	7,379.6	11,032.8	132.4
Adjusted Balance	186,188.2	429.8	664,965.6	13,033.8	212,827.7	1,131.9	505,367.1	17,610.2	75,142.0	1,676,696.3	20,118.8
Issuances	18,051.0	882.1	93,520.0	1,918.4	36,417.8	33.8	27,264.0	2,080.8	16,873.7	197,041.6	2,364.3
Interest accrual	11,529.5	73.3	43,134.7	798.0	14,141.1	63.1	29,361.4	1,063.9	4,700.4	104,865.4	1,258.3
Benefits Payments	(5,294.9)	(81.5)	(8,918.6)	(2,530.3)	(12,654.0)	(137.5)	(45,730.7)	(2,959.8)	(20,373.2)	(98,680.5)	(1,184.1)
Balance at March 31, at original discount rate	210,473.8	1,303.7	792,701.7	13,219.9	250,732.6	1,091.3	516,261.8	17,795.1	76,342.9	1,879,922.8	22,557.3
Effect of changes in discount rate assumptions	6,215.7	4.7	17,990.2	(28.9)	6,399.5	0.1	3,658.3	(37.5)	(188.4)	34,013.7	408.1
Balance at March 31, at current discount rate at balance sheet date	216,689.5	1,308.4	810,691.9	13,191.0	257,132.1	1,091.4	519,920.1	17,757.6	76,154.5	1,913,936.5	22,965.4
Present value of expected claims expenses	242.0	26.8	142.2	2.8	32.9	0.1	547.5	4.3	—	998.6	12.0
Net liability for future policy benefits	158,369.3	188.7	518,693.8	11,622.6	249,008.3	350.9	494,832.0	16,148.6	76,147.6	1,525,361.8	18,302.9
Deferred Profit Liability	6,568.5	18.3	29,891.5	175.2	6,543.2	—	63,225.0	95.9	6,602.0	113,119.6	1,357.3
Other global reserves	1,711.4	—	2,601.0	5,811.7	307.2	59.5	3,019.4	49.6	19,342.9	32,902.7	394.8
Total liability for future policy benefits and DPL for March 31	166,649.2	207.0	551,186.3	17,609.5	255,858.7	410.4	561,076.4	16,294.1	102,092.5	1,671,384.1	20,055.0
Less: Reinsurance recoverables	83,420.6	28.0	(17.4)	—	—	125.2	18,249.9	—	3,786.3	105,592.6	1,267.0
Net liability for future policy benefits, net of reinsurance	83,228.6	179.0	551,203.7	17,609.5	255,858.7	285.2	542,826.5	16,294.1	98,306.2	1,565,791.5	18,788.0
Undiscounted- Expected future benefit payments	1,120,561.7	2,580.3	2,875,101.5	19,433.2	864,912.6	1,758.2	1,302,045.2	25,927.9	96,029.6	6,308,350.2	75,694.1
Discounted- Expected future benefit payments (at current discount rate at balance sheet date)	216,689.5	1,308.4	810,691.9	13,191.0	257,132.1	1,091.4	519,920.1	17,757.6	76,154.5	1,913,936.5	22,965.4
Undiscounted-Expected future gross premiums	296,828.1	3,359.9	611,779.3	3,502.2	21,253.0	1,769.6	507,662.9	7,523.1	220.7	1,453,898.8	17,445.4
Discounted-Expected future gross premiums	172,175.3	2,461.1	489,752.0	2,869.1	18,427.5	1,289.9	409,535.4	6,057.0	124.3	1,102,691.6	13,231.2
Weighted-average duration of the liability (in years)	13.50	10.57	10.39	4.25	10.30	5.96	8.39	4.06	3.23
Weighted-average interest accretion (original locked-in) rate	7.69%	7.69%	7.69%	7.69%	7.69%	7.69%	7.69%	7.69%	7.69%
Weighted-average current discount rate at balance sheet date	7.40%	7.40%	7.42%	7.66%	7.42%	7.50%	7.48%	7.66%	7.68%

F-
59

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The principal inputs used in the establishment of the LFPB for the Traditional and Limited-Payment products include premiums, guaranteed benefits, claim-related expense projected on the best estimate assumptions basis. The cash flows are discounted using upper-medium grade discount rate at the balance sheet date. The best estimate assumptions include mortality, persistency, morbidity and expenses.
For each of the years ended March 31, 2024, the net effect of changes in cash flow assumptions was primarily driven by updates in best estimate assumptions.
For the year ended March 31, 2024, the net effect of actual variances from expected experience was primarily driven by difference between actual cash flows for premiums and benefits and those assumed in the calculation of LFPB.
The Bank’s gross premiums and interest accretion recognised in the
consolidated statements of income and comprehensive income (loss) for Traditional and Limited-Payment contracts, were as follows:

Traditional and Limited-Payment Contracts:	As of March 31, 2024
	(In millions)
	Gross premiums		Interest accretion

Non Par Protection	Rs.	120,828.1	Rs.	8,357.9
Non Par Riders		—		4.4

Non Par Savings		23,560.0		25,621.0

Non Par Pension		1,020.9		704.0
Individual Annuity		39,984.9		12,926.3
Individual health		419.0		17.6
Par life		111,036.4		29,795.5
Par Pension		1,846.5		962.1
Group Non Par Life		71,156.2		4,371.4

Total	Rs.	369,852.0	Rs.	82,760.2

Total	US$	4,437.9	US$	993.0

Policyholder Account Balances
The Bank establishes liabilities for policyholder account balances (PAB) which are generally equal to the account value, and which includes accrued interest credited, but excludes the impact of any applicable charge that may be incurred upon surrender.
The Bank’s policyholder account balances on the consolidated balance sheets was as follows:

Description	As of March 31, 2024
	(in millions)
Group traditional life	Rs. 23,718.6	US$	284.6
Group traditional pension	8,824.2		105.9
Group variable life	22,764.1		273.1
Group variable pension	19,200.9		230.4
Individual VIP pension	9,613.9		115.4
Statutory reserves	1,308.4		15.7

Total	85,430.1		1,025.1

Reinsurance
The Bank has primarily two types of reinsurance treaties, auto and facultative reinsurance. The primary reason is to diversify the pool of risk covered by the insurance company, and to limit the liability along with ensuring solvency of the Bank. We remain liable to our policyholders regardless of whether our reinsurers meet their obligations under the reinsurance contracts, and as such, we regularly evaluate the financial condition of our reinsurers and monitor concentration of our credit risk.

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effect of all reinsurance agreements on the consolidated statements of financial income
were as follows:

	As of March 31, 2024
Liabilities on policies in force:	(In millions)

Direct	Rs 1,763,024.4	US$	21,154.6
Assumed	954.7		11.5
Total liabilities on policies in force	1,763,979.1		21,166.1
Ceded (*)	105,661.6		1,267.8

Net liabilities on policies in force	1,658,317.5		19,898.3

(*)	Reinsurance asset reported within other asset
The effects of reinsurance on the consolidated statements of income were as follows:

	As of March 31, 2024
Premium and other operating income from insurance business:	(In millions)
Direct	Rs.	389,925.5	US$	4,678.7
Assumed		1,588.5		19.1
Ceded		(9,634.5)		(115.6)

Total		381,879.5		4,582.2

	As of March 31, 2024
Claims and benefits paid pertaining to insurance business:	(In millions)
Direct	Rs.	383,194.5	US$	4,597.9
Assumed		1,029.4		12.4
Ceded		(2,258.1)		(27.1)

Total		381,965.8		4,583.2

Deferred policy acquisition costs:
Information regarding total DAC was as follows:

	As of March 31, 2024
	(In millions)
Opening balance July 1, 2024	Rs.	—	US$	—
Capitalizations		64,390.0		772.6
Amortization		(2,971.3)		(35.7)
Experience Adjustment		(886.8)		(10.6)

Balance at March 31, 2024	Rs.	60,531.9	US$	726.3

Value of Business Acquired (VOBA)
VOBA, an intangible asset, has been valued as the difference between the estimated Fair Value of liabilities (“FVL”) and the carrying value of those same insurance contract liabilities. The FVL for the acquired business is derived as the sum of the best estimate of liabilities (“BEL”) and the risk margin (“RM”) calculated using the same best estimate assumptions as those used in deriving the Bank’s Indian embedded value (“IEV”) as at June 30, 2023. The carrying value of those same insurance contract liabilities is derived as the LFPB plus other liability items (reserves for unmodelled products, sales inducement liability, time value of options and guarantees, and additional reserves) less reinsurance recoverable. The LFPB is determined using actuarial methodologies as the present value of expected future policy benefits to be paid to or on behalf of policyholders and certain related expenses less the present value of expected future net premiums receivable under the Bank’s insurance contracts. Future policy benefits including bonuses paid to participating policyholders are calculated using actuarial assumptions and estimates such as mortality, morbidity, persistency and discount rates. Cash flow assumptions (mortality, morbidity and persistency) are established at the policy inception and are evaluated annually to determine if an update is needed. Discount rates used to calculate net premiums are locked in at the policy inception and represent the basis to recognize interest expense in the consolidated statement of income. Discount rates used to measure the carrying value of the LFPB in the consolidated balance sheet are updated at each reporting period, and the difference between the liability balances calculated using the locked-in discount rates and the updated discount rates is recognized in accumulated other comprehensive income / (loss). The Bank applies significant judgment in determining these assumptions and estimates.

F-
61

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding movement of total VOBA contracts from July 1, 2023 (acquisition date) to March 31, 2024 was as follows:

	As of March 31, 2024
	(In millions)
Balance at July 1 2023	Rs.	221,738.5	US$	2,660.6
Amortization		(16,707.7)		(200.5)
Experience Adjustment		(635.1)		(7.6)

Balance at March 31 2024	Rs.	204,395.7	US$	2,452.5

VOBA would be amortized on a constant level basis that approximates straight line amortization using the following amortization basis. This is the same as the basis of amortization used for DAC.

i)
Traditional life insurance contracts and traditional
life
insurance limited payment contracts (other than annuity products)—Sum assured in force, as it would provide a reasonable, stable, approximation to a straight-line amortization and is reflection of insurance in force.

ii)	Annuity products—Number of policies in force, as it would ensure straight line amortization.

iii)	Universal life type contracts—Number of policies in force, as it would ensure straight line amortization.
Information regarding the estimated future amortization of VOBA intangibles over the next five years is as follows:

	As of March 31, 2024
Year	(In millions)
2025	Rs.	16,705.3	US$	200.4
2026		14,721.9		176.6
2027		13,016.3		156.2
2028		11,176.1		134.1
2029		9,539.9		114.5

F-
62

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank amortizes DAC and VOBA on a ‘constant-level basis’ that approximates straight-line amortization on an individual contract basis sum assured for traditional products
and number of policies in-force for universal life type, investment products and annuity products. The amortization amount is calculated using the same cohorts as the corresponding liabilities on a half-yearly basis, using an amortization rate that includes current period reporting experience
and
end of period persistency and longevity assumptions that
are
consistent with those used to measure the corresponding liabilities.
21. Non-interest revenue

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
Investment Management Fees
Investment management fees from the Mutual fund consists of fees from various schemes which invest in different categories of securities like Equity, Debt etc. received from asset management business.

F-
63

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents the fees and commissions
disaggregated
by revenue source for the fiscal years ended March 31, 2022, March 31, 2023 and March 31, 2024.

	Fiscal year ended March 31,
	2022		2023		2024		2024

	(In millions)
Deposit related fees	Rs.	37,415.4	Rs.	40,749.9	Rs.	45,178.6	US$	542.1
Lending related fees		40,532.5		48,878.2		55,501.7		666.0
Third-party products related fees		44,216.1		54,548.9		43,049.3		516.6
Payments and cards business fees		56,170.2		72,969.0		92,568.5		1,110.7
Investment Management Fee		—		—		20,819.1		249.8
Others		24,645.3		22,457.7		23,848.7		286.1

Fees and commissions	Rs.	202,979.5	Rs.	239,603.7	Rs.	280,965.9	US$	3,371.3

The table below presents the fees and commission disaggregated by segment for the fiscal years ended March 31, 2022, March 31, 2023 and March 31, 2024.

	Fiscal year ended March 31,
	2022		2023		2024		2024

	(In millions)
Retail Banking	Rs.	182,464.1	Rs.	215,252.5	Rs.	229,890.7	US$	2,758.5
Wholesale Banking		19,802.0		23,619.5		27,844.8		334.1
Treasury Services		713.4		731.7		414.9		5.0
Insurance services		—		—		—		—
Others		—		—		22,815.5		273.7

Fees and commissions	Rs.	202,979.5	Rs.	239,603.7	Rs.	280,965.9	US$	3,371.3

22. Income taxes
Income tax expense is comprised of the following:

	Fiscal year ended March 31,
	2022		2023		2024		2024

	(In millions)
Current tax expense	Rs.	142,446.5	Rs.	156,782.9	Rs.	140,308.9	US$	1,683.6
Deferred tax expense/ (benefit)		(9,887.3)		12,280.9		(57,133.2)		(685.5)
Interest on income tax refund		—		(2,946.4)		(5,348.6)		(64.2)

Income tax expense	Rs.	132,559.2	Rs.	166,117.4	Rs.	77,827.1	US$	933.9

Income tax (expense)/ benefit recorded in other comprehensive income was Rs. 15,129.2,
Rs.
16,980.0
 million and Rs.
(17,828.6)
 million for the fiscal years ended
March 31, 2022,

March 31, 2023 and March 31, 2024, respectively.
Income before income tax expense and income tax expense are substantially all from India.

F-
6
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Taxes at the Indian statutory income tax rate, the income tax rate of the Bank’s country of domicile, to income tax expense as reported:

	Fiscal year ended March 31,
	2022		2023		2024		2024

	(In millions)
Income before income tax expense	Rs.	519,162.2	Rs.	662,381.8	Rs.	705,459.0	US$	8,465.0
Statutory income tax rate		25.17%		25.17%		25.17%		25.17%
Expected income tax expense		130,662.7		166,708.3		177,549.9		2,130.4
Adjustments to reconcile expected income tax to actual tax expense
Interest on income tax refund		—		(2,204.9)		(4,125.0)		(49.5)
Stock-based compensation		3,493.1		1,645.9		(10,645.6)		(127.7)
Income subject to rates other than the statutory income tax rate		(2,347.6)		(6.8)		(1,262.0)		(15.1)
Special reserve		—		—		(5,143.2)		(61.7)
Unrecognised tax benefit of earlier years including consequential tax credit pursuant to favourable orders received recognised						(80,874.4)		(970.4)
Other, net		751.0		(25.1)		2,327.4		27.9

Income tax expense	Rs.	132,559.2	Rs.	166,117.4	Rs.	77,827.1	US$	933.9

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2023		2024		2024

	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for credit losses	Rs.	74,143.7	Rs.	43,093.6	US$	517.1
Investments AFS debt securities		25,117.0		7,704.7		92.4
Lease liabilities		24,578.8		32,034.7		384.4
Employee benefits		709.9		4,632.2		55.6
Borrowings		1.4		10,714.9		128.6
Stock based compensation		—		20,166.2		241.9
Others		5,458.1		320.1		3.9

Deferred tax asset		130,008.9		118,666.4		1,423.9

Taxable temporary differences:
ROU Asset		24,578.8		32,009.3		384.1
Loan origination cost		7,070.1		7,541.1		90.5
Intangible assets		—		313,272.2		3,759.0
Investments, others		8,304.6		53,998.2		647.9
Deferred tax liability		39,953.5		406,820.8		4,881.5

Net deferred tax asset/ (liability)	Rs.	90,055.4	Rs.	(288,154.4)	US$	(3,457.6)

Management believes that the realization of the recognized deferred tax assets is
more likely than not and the realization is based on a combination of reversing taxable temporary differences and expectations as to future pre-tax income.

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total unrecognized tax benefit as of March 31, 2023 and
March
31, 2024 is Rs. 48,792.1 million and Rs. 22,042.3 million, respectively. The major income tax jurisdiction for the Bank is India. The open tax years (first assessment by the taxing authorities) are pending from fiscal year 2019 onwards. However, appeals filed by the Bank are pending with various local tax authorities in India for earlier tax years.
A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Fiscal year ended March 31,
	2022	2023		2024		2024

		(In millions)
Opening balance	Rs. 43,048.0	Rs.	46,774.3	Rs.	48,792.1	US$	585.5
Increase related to acquisition of eHDFC	—		—		52,980.5		635.7
Decrease related to prior year tax positions	(1,985.0)		—		(80,874.4)		(970.4)
Increase related to current year tax positions	5,711.3		2,017.8		1,144.1		13.7

Closing balance	Rs. 46,774.3	Rs.	48,792.1	Rs.	22,042.3	US$	264.5

The Bank’s total unrecognized tax benefits, if recognized, would reduce the income tax expense by Rs. 48,792.1 million and Rs. 22,042.3 million as of March 31, 2023 and March 31, 2024, respectively, and thereby would affect the Bank’s effective tax rate. All of the Bank’s unrecognized tax benefits are presented as unrecognized refund claims.
Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.
23. Stock
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
Such options vest at the discretion of the NRC. These options are exercisable for a period following vesting at the discretion of the NRC, subject to a maximum of five years, as set forth at the time of the grant. Presently, there are no stock options issued and outstanding under Plan A to Plan
D
.

F-6
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On July 31, 2021 and November 25, 2021
,
the NRC approved, under Plan G, the grant of 25,390,600 options (Scheme XXXVI) and the grant of 238,000 options (Scheme XXXVII), respectively, to the employees of the Bank. During fiscal year ended March 31, 2023, the NRC approved, under Plan G, the grant of 30,480,145 options (Schemes XXXVIII to XLIV).
During
fiscal year ended March 31, 2024, the NRC approved, under Plan E, Plan F and Plan G, the grant of 5,075,360, 12,533,590 and 6,775,740 options respectively (Schemes XLV to LV).
In terms of the Amalgamation agreement, on merger of eHDFC, 48,559,681 options of equity shares having face value of Rs. 1.0 each were granted to the merged employees as replacement of their options with eHDFC.
Restricted Stock Units (“RSUs”)
On May 14, 2022, the shareholders of the Bank approved the Employees Stock Incentive Master Scheme 2022 (“ESIS-2022”). The Bank reserved 100.0 million equity shares with an aggregate nominal value of Rs.100.0 million, for the grant of Restricted Stock Units (“RSUs”). Grants under ESIS-2022 can be made over a period of four years from the date of approval by the NRC i.e., until May 13, 2026. Under the terms of ESIS-2022, the Bank may issue RSUs, each of which is convertible into one equity share, to employees and whole-time directors of the Bank. ESIS-2022 provides for issuance of RSUs at a face value of Rs.1.0 at the recommendation of the NRC. Such RSUs vest at the discretion of the NRC and are exercisable for a period following the vesting at the discretion of the NRC, subject to a maximum period of four years, as set forth at the time of the grant.
During the fiscal year ended March 31,
2023
, the NRC approved, under ESIS-2022, the grant of 2,891,000 RSUs (scheme RSU 001 to RSU 003) to the employees of the Bank. During the fiscal year ended March 31, 2024, the NRC approved, under ESIS-2022, the grant of 9,354,224 RSUs (scheme RSU 004 to RSU 006) to the employees of the Bank.
Modification of employee stock option schemes
During the fiscal years ended March 31, 2022, March 31, 2023 and March 31, 2024, there were no other modifications to employee stock option schemes.
Assumptions used
The fair value of employee stock option schemes has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

Fiscal years ended March 31,
	2022	2023	2024
Dividend yield	0.43%-0.46%	0.51%-0.97%	0.67%-0.71%
Expected volatility	21.71%-31.79%	21.97%-33.50%	21.91%-27.42%
Risk-free interest rate	4.99%-6.43%	6.14%-7.59%	7.21%-7.55%
Expected term (in years)	2.59-5.36	2.53-7.25	4.50-7.25
The fair value of restricted stock units has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

Fiscal years ended March 31,
	2023	2024
Dividend yield	0.47%-0.75%	0.65%-1.17%
Expected volatility	23.68%-35.35%	21.32%-35.35%
Risk-free interest rate	7.07%-7.57%	6.85%-7.18%
Expected term (in years)	1.0- 4.0	1.0- 4.0
The Bank recognizes compensation expense related to stock-based compensation plans over the requisite service period, generally based on the instruments’ grant-date fair value, reduced by expected forfeitures. Ultimately, the compensation cost for all awards that vest is recognized.

F-6
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity and other details
Activity in the options available to be granted under the employee stock option scheme
is as follows:

	Number of options available to be granted fiscal year ending March 31,
	2022	2023	2024
Options available to be granted, beginning of period	104,694,170	81,992,420	54,214,165
Equity shares allocated for grant under the plan	—	—	—
Options granted	(25,628,600)	(30,480,145)	(24,384,690)
Forfeited/lapsed	2,926,850	2,701,890	2,662,442

Options available to be granted, end of period	81,992,420	54,214,165	32,491,917

Activity in the RSUs outstanding under the various Employees’ Stock Incentive Master Scheme as of March 31, 2024:

	Number of RSUs available to be granted fiscal year ending March 31,
	2023	2024
RSUs available to be granted, beginning of period	—	97,109,000
Equity shares allocated for grant under the scheme	100,000,000	—
RSUs granted	(2,891,000)	(9,354,224)
Forfeited/lapsed	—	206,800

RSUs available to be granted, end of the period	97,109,000	87,961,576

Activity in the options outstanding under the employee stock option scheme is as
follows:

	Fiscal years ended March 31,
	2022			2023			2024
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	168,168,760	Rs.	1,063.79	158,106,016	Rs.	1,175.65	151,682,461	Rs.	1,264.86
Addition on account of eHDFC merger	—		—	—		—	48,559,681		1,124.77
Granted	25,628,600		1,427.29	30,480,145		1,425.69	24,384,690		1,611.84
Exercised	(32,764,494)		796.52	(34,201,810)		998.73	(46,304,966)		1,133.72
Forfeited	(2,639,100)		1,231.84	(2,175,700)		1,274.53	(2,198,002)		1,363.80
Lapsed	(287,750)		870.34	(526,190)		1,033.65	(464,440)		1,151.88

Options outstanding, end of period	158,106,016	Rs.	1,175.65	151,682,461	Rs.	1,264.86	175,659,424	Rs.	1,307.93

Options exercisable, end of period	65,321,116	Rs.	1,036.49	65,124,916	Rs.	1,162.96	98,829,856	Rs.	1,201.65
Weighted average fair value of options granted during the year		Rs.	415.12		Rs.	548.11		Rs.	607.28
Activity in the RSUs outstanding under the various Employees’ Stock Incentive Master Scheme as
at March 31, 2024:

	Fiscal years ended March 31,
	2023			2024
	Units	Weighted average exercise price		Units	Weighted average exercise price
RSUs outstanding, beginning of period	—	Rs.	—	2,891,000	Rs.	1.0
Granted	2,891,000		1.00	9,354,224		1.0
Exercised	—		—	(316,620)		1.0
Forfeited	—		—	(203,500)		1.0
Lapsed	—			(3,300)		1.0

RSUs outstanding, end of period	2,891,000		1.00	11,721,804		1.0

RSUs exercisable, end of period	—			376,070		1.0

Weighted average fair value of RSUs granted during the year		Rs.	1,382.34		Rs.	1,565.43

F-6
8

HDFC BAN
K L
IMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes information about stock options outstanding as of March 31, 2024:

		As of March 31, 2024
Plan	Range of exercise price	Number of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price
Plan E	Rs. 1,636.9 (or US$ 19.64)	5,075,360.0	5.92	Rs.	1,636.9
Plan F	Rs. 716.60 to Rs. 1,636.90 (or US$ 8.60 to US$ 19.64)	15,551,708.0	4.84	Rs.	1,458.3
Plan G	Rs. 882.85 to Rs. 1,673.10 (or US$ 10.59 to US$ 20.08)	115,413,810.0	2.66	Rs.	1,333.8
eHDFC	Rs. 160.79 to Rs. 1,535.27 (or US$ 1.93 to US$ 18.42)	39,618,546.0	3.48	Rs.	1,131.5
The following summarizes information about RSUs outstanding as of March 31, 2024:

		As of March 31, 2024
Plan	Range of exercise price	Number of shares arising out of units	Weighted average remaining life (years)	Weighted average exercise price
ESIS 2022	Rs. 1.00 (or US$ 0)	11,721,804	2.65	1.00
The intrinsic value, of options exercised during the years ended March 31, 2022, March 31, 2023 and March 31, 2024 at the grant date was nil, Rs. 0.5 million and Rs. 5,249.6 million and at the exercise date was Rs. 22,077.7 million, Rs. 20,891.2 million and Rs. 14,548.0 million, respectively. The aggregate intrinsic value as of the grant date and as of March 31, 2024 attributable to options which are outstanding as on March 31, 2024 was Rs. 22,732.3 million (previous year Rs. 13.3 million) and Rs. 28,677.5 million (previous year Rs. 52,286.4 million), respectively. The aggregate intrinsic value as of the grant date and as of March 31, 2024 attributable to options exercisable as on March 31, 2024 was Rs. 20,373.6 million (previous year Rs. 0.5 million) and was Rs. 24,363.8 million (previous year Rs. 29,084.2 million), respectively. Total stock compensation cost recognized for the ESOP’s under these plans was Rs. 13,874.5 million, Rs. 13,132.8 million and Rs. 17,379.5 million during the fiscal years ended March 31, 2022, March 31, 2023 and March 31, 2024, respectively.
Income tax benefit of Rs 5,062.8 million was recognized with respect to stock compensation costs recognized during the fiscal year March 31, 2024. The tax benefit from options exercised during the fiscal year March 31, 2024 is Rs. 5,561.5 million.

As of March 31, 2024, there were 76,731,732 unvested options (previous year
86,557,545
) with weighted average exercise price of Rs. 1,446.2 (previous year Rs.
1,341.5
)

and the aggregate intrinsic value at the grant date and as of March 31, 2024 was Rs. 2,217.7 million (previous year Rs. 12.8 million) and Rs. 4,197.5 million (previous year Rs. 23,202.2 million), respectively. As of March 31, 2024, the total estimated compensation cost to be recognized in future periods was Rs. 16,876.1 million. This is expected to be recognized over a weighted average period of 1.01 years.
The intrinsic value, of RSUs exercised during the fiscal year ended March 31, 2024 at the grant date was 441.6 million. The aggregate intrinsic value as of the grant date and as of March 31, 2024 attributable to RSUs which are outstanding as on March 31, 2024 was Rs. 18,122.0 million and Rs. 16,960.3 million, respectively. The aggregate intrinsic value as of the grant date and as of March 31, 2024 attributable to RSUs exercisable as on March 31, 2024 was

Rs.
 525.9
million

and

Rs.

544.1

million,
respectively. Total stock compensation cost recognized for the RSUs under these plans was Rs.
2,736.3
 million during the fiscal year ended March 31, 2024.
As of March 31, 2024, there were
11,345,734
unvested RSUs with weighted average exercise price of Rs.
1.0
and the aggregate intrinsic value at the grant date and as of March 31, 2024 was Rs.
17,596.1
 million and Rs.
16,416.1
 million, respectively. As of March 31, 2024, the total estimated compensation cost for the RSUs to be recognized in future periods was Rs.
13,329.4
 million. This is expected to be recognized over a weighted average period of
1.93
years.
HDFC Life Insurance Company Limited
HDFC Life has granted options of its equity shares to employees under the various schemes and certain schemes are administered under HDFC Life employee stock option trust and certain schemes by the company. The exercise price of the options granted is defined in respective ESOS schemes.
Total number of outstanding options is
16,115,973
as
of
March 31,
 2024 of which
6,935,731
are exercisable.
HDFC Asset Management Company Limited
HDFC AMC has granted options of its equity shares to employees and directors of company under the various schemes. The exercise price of the options granted was based on latest available closing price of the shares of the HDFC AMC on National Stock Exchange of India Limited.
Total number of outstanding options is
2,316,200 as on March
31,
2024 of which 1,203,001 are exercisable.

F-6
9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

HDFC Capital Advisors Limited
HDFC Capital Advisors has granted options of its equity shares to employees under the schemes ESOP-2021. The exercise price of the options granted was determined by an independent valuer appointed by the Board of
Directors
.
Total
number
of outstanding
options
is 141,008 as on March
31,
2024 of which 141,008 are exercisable.
HDFC Securities Limited
The shareholders of the HDFC Securities Limited (“HSL”) approved a stock option scheme (viz., ESOS - II) in February 2017 (“Company Options”). Under the terms of the scheme, HSL issues stock options of its equity shares to employees, whole time director, managing director and directors (excluding Independent Directors) of HSL, each of which is convertible into one equity share.
ESOS – II provides issuance of the options at the recommendation of compensation committee of the Board of Directors. The exercise price of the options granted was determined by considering the average price of two independent valuer reports.
Total
number

of outstanding
options
is 561,930 as on March
31,
2024 out of which 46,875 are exercisable.
HDB Financial Services Limited
The shareholders of HDB Financial Services have approved issuance of options under Employee Stock Option (ESOP) Scheme. Under the term of scheme the company may issue stock options of its equity shares to employees and directors of the company based on approval from Nomination and Remuneration Committee (NRC),
Total
number
of outstanding
options
is 8,728,798 as on March
31,
2024 out of which 1,676,263 are exercisable.

F-
70

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24. Retirement benefits
Gratuity
In accordance with Indian law, the Bank provides for gratuity, a defined benefit retirement plan, covering eligible employees. The plan provides for lump sum payments to vested employees at retirement, resignation, death while in employment or on termination of employment in an amount equivalent to 15 days’ eligible salary
(
30 days for eHDFC employees
until the
date of
the
merger) payable for each completed year of service. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to funds administered by trustees and managed by insurance companies for amounts notified by said insurance companies, and in respect of certain employees, the Bank makes contributions to a fund set up for the purpose and administered by the board of trustees. The contributions are invested in specific designated instruments as permitted by Indian law. The Bank accounts for the liability for future gratuity benefits using the projected unit cost method based on an actuarial valuation done on March 31 of every year.
The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s consolidated financial statements as of March 31, 2023 and March 31, 2024:

	As of March 31,
	2023		2024		2024

	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	10,688.7	Rs.	11,491.6	US$	137.9
On merger of eHDFC		—		5,421.2		65.0
Service cost		1,398.6		1,968.8		23.6
Interest cost		773.4		981.3		11.8
Actuarial(gains)/ losses		(252.4)		(303.0)		(3.6)
Benefits paid		(1,116.7)		(1,968.0)		(23.6)

Projected benefit obligation, end of the period		11,491.6		17,591.9		211.1

Change in plan assets:
Fair value of plan assets, beginning of the period		10,019.3		10,916.1		131.0
Fair value of plan assets - Addition on account of acquisition of HDFC Ltd				5,121.2		61.4
Expected return on plan assets		668.2		1,036.1		12.4
Actuarial gains/(losses)		(390.0)		2,893.5		34.7

Actual return on plan assets		278.2		3,929.6		47.1
Employer contributions		1,735.3		717.9		8.6

Benefits paid		(1,116.7)		(1,733.0)		(20.8)

Fair value of plan assets, end of the period		10,916.1		18,951.8		227.3

Funded Status	Rs.	(575.5)	Rs.	1,359.9	US$	16.2

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 1,746.9 million. The accumulated benefit obligation as of March 31, 2023 and March 31, 2024 was Rs. 8,294.7 million and Rs. 12,858.7 million, respectively. The vested accumulated benefit obligation as on March 31, 2023 and March 31, 2024 was Rs. 7,519.8 million and Rs. 11,691.6 million, respectively.

F-
71

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gratuity cost for the years ended March 31, 2022, March 31, 2023 and March 31, 2024 comprised the following components:

	Fiscal years ended March 31,
	2022		2023		2024		2024

	(In millions)
Service cost	Rs.	1,268.0	Rs.	1,398.6	Rs.	1,968.8	US$	23.6
Interest cost		631.2		773.4		981.3		11.8
Expected return on plan assets		(574.1)		(668.2)		(1,036.1)		(12.4)
Actuarial (gains)/losses		(497.7)		137.6		(3,196.5)		(38.4)

Net gratuity cost	Rs.	827.4	Rs.	1,641.4	Rs.	(1,282.5)	US$	(15.4)

The assumptions used in accounting for the gratuity plan are set out below:

Fiscal years ended March 31,
	2022	2023	2024

(% per annum)
Discount rate ( * )	5.1-7.3	5.1-7.9	7.2-8.3
Rate of increase in compensation levels of covered employees	6.0-11.0	6.0-11.0	3.0-15.0
Rate of return on plan assets	5.1-7.0	5.1-7.2	6.5-7.4
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table

( * )	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.
The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.
The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Fiscal years ending March 31,	Benefit payments
	In millions)
202 5	Rs.	2,261.8
202 6		1,718.4
202 7		1,575.0
202 8		1,497.5
202 9		1,384.2
20 30 - 203 4		6,572.2
The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2024.

F-
72

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gratuity contributions of the Bank which are administered by a trust
set up for the purpose are managed by two insurance companies, and, in respect of certain employees, the funds are invested by the trust set up for said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As of March 31, 2024, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2024
	Funds managed by insurance company (1) ( * )	Funds managed by insurance company (2) ( * )	Funds managed by trust
Government securities	77.2%	46.9%	45.6%
Debenture and bonds	4.5%	12.9%	32.8%
Equity securities	10.3%	39.2%	15.6%
Other	8.0%	1.0%	6.0%

Total	100.0%	100.0%	100.0%

( * )	The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2024 are provided separately.
Pension
In respect of pensions payable to certain eCBoP employees, which are payable pursuant to a defined benefit scheme, the Bank contributes 10% of basic salary to a pension fund set up by the Bank and administered by the board of trustees, and the balance amount is provided based on an actuarial valuation at the balance sheet date conducted by an independent actuary. In respect of employees who have moved to a cost to company (“CTC”) driven compensation structure and have completed services up to 15 years as on the date of movement to a CTC driven compensation structure, any contribution made until such date, and any additional one-time contribution made for employees (who have completed more than 10 years but less than 15 years) stand frozen and will be converted into an annuity on separation after a lock-in-period of two years. Hence, for this category of employees, liability stands frozen and no additional provision is required except for interest, if any. In respect of employees who accepted the offer and have completed services for more than 15 years, the pension would be paid based on the employee’s salary as of the date of movement to a CTC driven compensation structure and a provision is made based on an actuarial valuation at the balance sheet date conducted by an independent actuary.

F-
73

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan
and the amounts recognized in the Bank’s consolidated financial statements as of March 31, 2023 and March 31, 2024:

	As of March 31,
	2023		2024		2024

	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	840.9	Rs.	1,018.0	US$	12.2
Plan amendment (prior service cost)		—		—		—
Service cost		18.5		16.0		0.2
Interest cost		57.3		76.4		0.9
Actuarial (gains)/losses		221.4		(24.6)		(0.3)
Benefits paid		(120.1)		(98.5)		(1.2)

Projected benefit obligation, end of the period		1018.0		987.3		11.8

Change in plan assets:
Fair value of plan assets, beginning of the period		8.7		3.0		0.0
Expected return on plan assets		0.4		6.5		0.1
Actuarial gains/(losses)		2.2		8.8		0.1

Actual return on plan assets		2.6		15.3		0.2
Employer contributions		111.8		241.7		2.9
Benefits paid		(120.1)		(98.5)		(1.2)

Fair value of plan assets, end of the period		3.0		161.5		1.9

Funded Status	Rs.	(1,015.0)	Rs.	(825.8)	US$	(9.9)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs. 73.3 million. The accumulated benefit obligation as of March 31, 2023 and March 31, 2024 was Rs. 528.6 million and Rs. 637.6 million, respectively. The vested accumulated benefit obligation as of March 31, 2023 and March 31, 2024 was Rs. 527.5 million and Rs. 352.4 million, respectively.
Net pension cost for the fiscal years ended March 31, 2022, March 31, 2023 and March 31, 2024 comprised the following components:

	As of March 31,
	2022		2023		2024		2024

	(In millions)
Service cost	Rs.	93.0	Rs.	18.5	Rs.	16.0	US$	0.2
Interest cost		55.8		57.3		76.4		0.9
Expected return on plan assets		(0.4)		(0.4)		(6.5)		(0.1)
Actuarial (gains)/losses		32.1		219.2		(33.4)		(0.4)

Net pension cost	Rs.	180.5	Rs.	294.6	Rs.	52.5	US$	0.6

F-
7
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2022	2023	2024

	(% per annum)
Discount rate ( * )	7.3	7.9	7.7
Rate of increase in compensation levels of covered employees	7.0	10.0	7.0
Rate of return on plan assets	6.5	6.5	6.5
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table.

( * )	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.
The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Fiscal years ending March 31,	Benefit payments
(In millions)
202 5	Rs. 94.9
202 6	72.1
202 7	80.3
202 8	81.8
202 9	76.8
20 30 -203 4	756.9
The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2024.
The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities and other corporate bonds. The weighted-average asset allocation of said plan assets for the pension benefits as of March 31, 2024 is as follows:

Asset category	Funds managed by trust
Government securities	89.6%
Debenture and bonds	10.4%
Other	—

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 3
2
—Fair value measurements.

F-
7
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2023 and March 31, 2024 are summarized in the table below.

	As of March 31, 2023						As of March 31, 2024
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3

	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	864.5	Rs.	—	Rs.	—	Rs.	859.1
Funds managed by insurance company (2)		—		9,829.4		—		—		14,478.3		—
Funds managed by trust
— Government securities		—		60.8		—		—		1,792.6		—
— Debenture and bonds		—		54.8		—		—		1,200.9		—
— Others		109.6		—		—		581.9		200.5		—

Total	Rs.	109.6	Rs.	9,945.0	Rs.	864.5	Rs.	581.9	Rs.	17,672.3	Rs.	859.1

							US$	7.0	US$	212.1	US$	10.4

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2023 and March 31, 2024.

	Funds managed by Insurance companies as of March 31,
	2023		2024		2024

	(In millions)
Particulars
Opening balance	Rs.	779.8	Rs.	864.5	US$	10.4
On merger of eHDFC		—		25.1		0.3
Realized interest credited to fund		54.8		64.0		0.8
Contribution during the period		148.6		70.9		0.9
Amount paid towards claim		(118.7)		(165.4)		(2.0)

Closing balance	Rs.	864.5	Rs.	859.1	US$	10.4

Superannuation
Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary
(
15% for the Managing Director, Executive Directors and for certain employees of eCBoP) to the insurance companies in India, which administer the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank incurred Rs. 1,795.3 million, Rs. 2,322.0 million and Rs. 3,106.6 million towards superannuation expense for the fiscal years ended March 31, 2022, March 31, 2023 and March 31, 2024, respectively.

F-
7
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provident fund
In accordance with Indian law, eligible employees of the Bank are entitled
to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that, out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 0.015 million, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government-specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 6,844.7 million, Rs. 8,238.2 million and Rs. 11,683.9 million to the Provident Fund Trust and Regional Provident Fund Commissioner for the fiscal years ended March 31, 2022, March 31, 2023 and March 31, 2024, respectively.
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
57.2 million, Rs.
 78.0 million and Rs. 161.6 million to the National Pension Scheme for the fiscal years ended March 31,
2022, March 31,
2023 and March 31, 2024, respectively.
Compensated absences
The Bank has provided for unutilized leave balances as on March 31, 2024 standing to the credit of each employee on an actuarial valuation conducted by an independent actuary.
2
5
. Financial instruments
Foreign exchange and derivative contracts
The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps, interest rate futures with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.
Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange of principal amount at maturity based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating rate interest cash flows. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined as the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date. Interest rate futures are a futures contract with an interest-paying underlying product. A contract is an agreement between a buyer and a seller for the delivery of an interest-bearing asset in the future.
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

F-
7
7

HDFC BANK LIMITED AND SUBSIDIARIES
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
The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2023 and March 31, 2024, together with
the fair value on each reporting date.

	As of March 31, 2023
	Notional		Gross Assets		Gross Liabilities		Net Fair Value

	(In millions)
Interest rate derivatives	Rs.	5,974,019.2	Rs.	41,148.2	Rs.	36,627.4	Rs.	4,520.8
Forward rate agreements		140,693.0		1,848.4		541.4		1,307.0
Currency options		257,641.1		1,402.4		1,578.3		(175.9)
Currency swaps		372,114.3		21,753.7		7,213.4		14,540.3
Forward exchange contracts		9,052,221.4		55,596.7		52,823.0		2,773.7

Total	Rs.	15,796,689.0	Rs.	121,749.4	Rs.	98,783.5	Rs.	22,965.9

	As of March 31, 2024
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value

	(In millions)
Interest rate derivatives	Rs.	7,834,342.2	Rs.	53,970.3	Rs.	63,112.8	Rs.	(9,142.5)	US$	94,004.6	US$	(109.7)
Forward rate agreements		592,414.5		10,071.3		4,514.9		5,556.4		7,108.4		66.7
Currency options		223,904.8		588.1		873.2		(285.1)		2,686.6		(3.4)
Currency swaps		493,708.2		11,754.5		4,440.2		7,314.3		5,924.0		87.8
Forward exchange contracts		12,125,527.9		32,654.3		36,468.8		(3,814.5)		145,494.7		(45.8)

Total	Rs.	21,269,897.6	Rs.	109,038.5	Rs.	109,409.9	Rs.	(371.4)	US$	255,218.3	US$	(4.4)

The Bank has not designated the above contracts as accounting hedges and, accordingly, the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in “other assets” and “accrued expenses and other liabilities”, respectively.
The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net– Derivatives for the fiscal years ended March 31,
	2022		2023		2024		2024

	(In millions)
Interest rate derivatives	Rs.	3,207.7	Rs.	5,921.5	Rs.	1,762.6	US$	21.2
Forward rate agreements		1,374.1		(2.0)		2,089.6		25.1
Currency options		167.3		1,200.3		194.0		2.3
Currency swaps		(1,682.0)		1,609.1		10,242.9		122.9
Forward exchange contracts		(1,645.1)		6,637.2		4,269.4		51.2

Total gains/(losses)	Rs.	1,422.0	Rs.	15,366.1	Rs.	18,558.5	US$	222.7

Offsetting
The following table shows the impact of netting arrangements on derivative financial instruments, repurchase and reverse repurchase agreements that are subject to enforceable master netting arrangements or similar agreements, but are not offset in accordance with ASC 210-20-45 and
ASC 815-10-45.

F-7
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank enters into International Swaps and Derivatives
Association
, Inc. (“ISDA”) master netting agreements or similar agreements with substantially all of the Bank’s foreign exchange and derivative contract counterparties. These master netting agreements, give the Bank, in the event of default by the counterparty, the right to liquidate collaterals held or placed and to offset receivables and payables with the same counterparty. In the table below, the Bank has presented the gross derivative assets and liabilities adjusted for the effects of master netting agreements and collaterals received or pledged.
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

	As of March 31, 2023
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset

	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount

	(In millions)
Financial assets
Derivative assets	Rs.	121,749.4	Rs.	—	Rs.	121,749.4	Rs.	73,045.2	Rs.	19,402.2	Rs.	29,302.0
Securities purchased under agreements to resell		455,275.4		—		455,275.4		—		455,275.4		—
Financial liabilities
Derivative liabilities	Rs.	98,783.5	Rs.	—	Rs.	98,783.5	Rs.	73,045.2	Rs.	5,084.6	Rs.	20,653.7
Securities sold under repurchase agreements		—		—		—		—		—		—
Long-term debt		90,200.0		—		90,200.0		—		90,200.0		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

	As of March 31, 2024
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset

	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount		Net amount

	(In millions)
Financial assets
Derivative assets	Rs.	109,038.5	Rs.	—	Rs.	109,038.5	Rs.	58,377.4	Rs.	15,690.4	Rs.	34,970.7	US$	419.6
Securities purchased under agreements to resell		34,178.3		—		34,178.3		—		34,178.3		—		—
Financial liabilities
Derivative liabilities	Rs.	109,409.9	Rs.	—	Rs.	109,409.9	Rs.	58,377.4	Rs.	24,274.5	Rs.	26,758.0	US$	321.1
Securities sold under repurchase agreements		56,541.0		—		56,541.0		—		56,541.0		—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

F-7
9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees
As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfil its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on a case-by-case basis as may be assessed by the Bank. The remaining tenure of guarantees
issued by the Bank and outstanding ranges from one day to 30.3 years.
The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.
In accordance with FASB ASC 460-10, the Bank has recognized a liability of Rs. 7,041.8 million as of March 31, 2023 and of Rs. 9,066.2 million as of March 31, 2024, in respect of guarantees issued or modified.
Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2023		2024		2024

	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	494,191.3	Rs.	610,381.3	US$	7,324.0
Performance guarantees		519,953.0		653,452.8		7,840.8
Documentary credits		614,555.5		710,083.8		8,520.3

Total	Rs.	1,628,699.8	Rs.	1,973,917.9	US$	23,685.1

Estimated fair value:
Guarantees	Rs.	(7,041.8)	Rs.	(9,066.2)	US$	(108.8)
Documentary credits		(869.3)		(1,018.9)		(12.2)

Total	Rs.	(7,911.1)	Rs.	(10,085.1)	US$	(121.0)

As part of its risk management activities, the Bank continuously monitors the creditworthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 222.0 billion and Rs. 298.5 billion as of March 31, 2023 and March 31, 2024, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.
Undrawn commitments
The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 372.3 billion and Rs. 1,175.5 billion (US$ 14.1 billion) as of March 31, 2023 and March 31, 2024, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 7,273.0 billion and Rs. 9,108.6 billion (US$ 109.3 billion) as of March 31, 2023 and March 31, 2024, respectively.
The allowance for credit losses included in accrued expenses and other liabilities on off-balance sheet credit exposures and undrawn commitments is as follows:

	As of March 31,
	2023		2024	2024

	(In millions)
Allowance for credit losses, beginning of the period	Rs.	6,087.6	5,818.7	US$	69.8
Net provision for credit exposures		(268.9)	1,421.8		17.1

Allowance for credit losses, end of the period	Rs.	5,818.7	7,240.5	US$	86.9

F-
80

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. Estimated fair value of financial instruments
The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2023 and March 31, 2024, respectively. The estimated fair value amounts as of March 31, 2023 and March 31, 2024 have been measured as of the respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair value of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.
Financial instruments valued at carrying value
The respective carrying values of certain on-balance-sheet financial instruments approximated their fair value. These financial instruments include cash and amounts due from banks, non-interest-bearing deposits in banks, securities purchased and sold under resale and repurchase agreements, accrued interest receivable, accrued interest payable, and certain other assets and liabilities that are considered financial instruments. Carrying values were assumed to approximate fair values for these financial instruments as they are short-term in nature and their recorded amounts approximate fair values or are receivable or payable on demand.
Trading securities
Trading securities are carried at fair value based on quoted market prices or market observable inputs.
Available for sale securities
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
Loans
The fair values of consumer instalment loans and other consumer loans that do not reprice or mature frequently are estimated using discounted cash flow models. The discount rates are based on internal models. The fair value of loans would decrease (increase) in value based upon an increase (decrease) in discount rate. Since substantially all individual lines of credit and other variable rate consumer loans reprice frequently, with interest rates reflecting current market pricing, the carrying values of these loans approximate their fair values.
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
The fair values of loans that do not reprice or mature within relatively short time frames are estimated using discounted cash flow models and are classified as Level 3 as the input used for the valuation is internal credit spreads which is based on internal models and is considered unobservable. Loans that reprice within relatively short time frames, the carrying values approximate their fair values, accordingly it is classified as Level 2.
Deposits
The fair value of demand deposits, savings deposits, and money market deposits without defined maturities are the amounts payable on demand. For deposits with defined maturities, the fair values were estimated using discounted cash flow models that apply market interest rates corresponding to similar deposits and timing of maturities.

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of demand deposits, savings deposits, and money market deposits without defined
maturities are the amounts payable on demand, carrying value reflects the fair value of the instruments and hence classified as level 2. Deposits with defined maturities, the fair values have been estimated using discounted cash flow models that apply market interest rates corresponding to similar deposits and timing of maturities currently offered for such deposits as the valuation input is considered observable. These are classified as level 2.
Short-term borrowings
The fair values of the Bank’s short-term debt were calculated based on a discounted cash flow model. The discount rates were based on yield curves appropriate for the remaining maturities of the instruments.
Input used for fair valuation of the financial instrument is considered observable and hence the instruments are classified as level 2.
Long-term debt
The fair values of the Bank’s unquoted long-term debt instruments were calculated based on a discounted cash flow model. The discount rates were based on yield curves appropriate for the remaining maturities of the instruments.
Input used for fair valuation of the financial instrument is considered observable and hence the instruments are classified as level 2.
Term placements
The fair values of term placements were estimated using discounted cash flow models. The discount rates were based on current market pricing for placements with similar characteristics and risk factors and hence the instruments are classified as level 2.
Derivatives
See note 25
Accrued interest receivable /payable.
Considering short term nature of accrued interest receivable, carrying value is considered to approximate the fair value accordingly they are classified as level 2.
Other Assets / Accrued expenses and other liabilities.
Securities carried at fair value based on quoted market prices are classified as Level 1; other items in the nature of financial instruments are classified as level 2 as carrying value is reasonable estimate of fair value or the valuation input used is observable.

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities purchased under agreements to resell / Securities sold under repurchase agreements.
Resale and repurchase agreements are classified as Level 2 because they are generally short
-dated instruments collateralized by Government securities.
A comparison of the fair value and carrying value of financial instruments is set out below:

	As of
	March 31, 2023										March 31, 2024
			Estimated fair value									Estimated fair value
	Carrying value		Level 1		Level 2		Level 3		Total		Carrying value	Level 1	Level 2		Level 3		Total	Carrying value		Estimated fair value

									(In millions)
Financial Assets:
Cash and due from banks, and restricted cash	Rs.	1,387,395.2	Rs.	1,387,395.2	Rs.	—	Rs.	—	Rs.	1,387,395.2	2,086,031.4	2,086,031.4	Rs.	—	Rs.	—	2,086,031.4	US$	25,030.4	US$	25,030.4
Investments held for trading		135,831.1		184.1		135,647.0		—		135,831.1	461,245.3	290,951.1		148,296.2		21,998.0	461,245.3		5,534.5		5,534.5
Investments available for sale debt securities		4,878,844.0		507,504.1		4,222,904.3		148,435.6		4,878,844.0	8,295,487.1	548,944.7		7,608,007.7		138,534.7	8,295,487.1		99,537.9		99,537.9
Securities purchased under agreements to resell		455,275.4		—		455,275.4		—		455,275.4	34,178.3	—		34,178.3		—	34,178.3		410.1		410.1
Loans		17,052,927.9		—		4,138,188.7		13,027,096.1		17,165,284.8	26,335,700.9	—		4,988,245.6		21,425,726.3	26,413,971.9		316,003.1		316,942.3
Accrued interest receivable		186,091.2		—		186,091.2		—		186,091.2	249,644.5	—		249,592.0		52.5	249,644.5		2,995.5		2,995.5
Separate a ccount a ssets		—		—		—		—		—	955,416.3	808,309.4		147,106.9		—	955,416.3		11,464.1		11,464.1
Other assets		1,292,086.7		3,313.7		1,286,529.0		—		1,289,842.7	1,942,177.5	24,545.8		1,913,303.2		1,834.8	1,939,683.8		23,304.3		23,274.3
Financial Liabilities :
Interest-bearing deposits		16,097,459.3		—		16,102,822.0		—		16,102,822.0	20,688,406.2	—		20,775,875.4		—	20,775,875.4		248,241.0		249,290.6
Non-interest-bearing deposits		2,729,176.3		—		2,729,176.3		—		2,729,176.3	3,079,829.4	—		3,079,829.4		—	3,079,829.4		36,955.0		36,955.0
Securities sold under repurchase agreements		—		—		—		—		—	56,541.0	—		56,541.0		—	56,541.0		678.4		678.4
Short-term borrowings		1,089,897.5		—		1,088,380.5		—		1,088,380.5	1,313,737.1	—		1,314,424.4		—	1,314,424.4		15,763.6		15,771.8
Accrued interest payable		112,463.2		—		112,463.2		—		112,463.2	238,638.8	—		238,638.8		—	238,638.8		2,863.4		2,863.4
Long-term debt		2,054,436.4		—		2,045,541.9		—		2,045,541.9	6,648,772.0	—		6,639,457.7		—	6,639,457.7		79,778.9		79,667.1
Accrued expenses and other liabilities		567,643.6		—		567,643.6		—		567,643.6	690,851.5	—		688,513.7		2,337.8	690,851.5		8,289.6		8,289.6
Separate a ccount l iabilities		—		—		—		—		—	955,416.3	—		955,416.3		—	955,416.3		11,464.1		11,464.1
Liabilities on policies in force (*)		—		—		—		—		—	55,544.1	—		55,544.1		—	55,544.1		666.5		666.5

(*)	The liabilities on policies in force includes only the fair value of contracts that are classified as insurance contract

F-
83

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2
7
. Segment information
The Bank operates in five reportable segments: wholesale banking, retail banking, insurance
services, treasury services and others. The revenue and related expense recognition policies are set out in note 2. Substantially all operations and assets are based in India.
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
The insurance services segment comprises the Life Insurance business which offers a wide range of individual and group insurance solutions such as Protection, Pension, Savings, Investment, Annuity and Health. Revenues from the insurance segment consists of premiums, investment income from managed assets, linked income (fund management charges, policy administration charges, mortality charges, surrender charge, discontinuance charges, reinstatement fees, etc) and other miscellaneous income. Expenses of this segment primarily comprise commission expenses, operating expenses related to insurance business, benefits paid, changes in valuation of actuarial liability and other direct overheads and allocated expenses.
The others segment comprises businesses other than retail banking segment, wholesale banking segment, treasury services segment and insurance services segment.
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

F-
8
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized segment information for the fiscal years
ended
March 31, 2022, March 31, 2023 and March 31, 2024:

	Fiscal year ended March 31,
	2022								2023
	Retail Banking		Wholesale Banking		Treasury Services		Total		Retail Banking		Wholesale Banking		Treasury Services		Total

	(In millions)
Net interest income/ (expense) (external)	Rs.	418,823.0	Rs.	297,694.0	Rs.	32,322.5	Rs.	748,839.5	Rs.	474,489.5	Rs.	367,857.6	Rs.	71,641.4	Rs.	913,988.5
Net interest income/ (expense) (internal)		141,001.2		(113,339.0)		(27,662.2)		—		168,806.2		(116,903.5)		(51,902.7)		—
Net interest revenue		559,824.2		184,355.0		4,660.3		748,839.5		643,295.7		250,954.1		19,738.7		913,988.5
Less: Provision for credit losses		122,622.6		4,356.9		—		126,979.5		86,920.2		(12,706.4)		—		74,213.8

Net interest revenue, after provision for credit losses		437,201.6		179,998.1		4,660.3		621,860.0		556,375.5		263,660.5		19,738.7		839,774.7
Non-interest revenue		203,468.5		55,813.2		11,292.5		270,574.2		252,576.6		42,286.9		(3,477.0)		291,386.5
Non-interest expense		(345,321.5)		(25,544.1)		(2,406.4)		(373,272.0)		(432,689.9)		(34,261.7)		(1,827.8)		(468,779.4)

Income before income tax	Rs.	295,348.6	Rs.	210,267.2	Rs.	13,546.4	Rs.	519,162.2	Rs.	376,262.2	Rs.	271,685.7	Rs.	14,433.9	Rs.	662,381.8

Income tax expense							Rs.	132,559.2							Rs.	166,117.4

Segment assets:
Segment total assets	Rs.	11,384,802.9	Rs.	8,106,671.0	Rs.	1,622,231.6	Rs.	21,113,705.5	Rs.	13,599,750.2	Rs.	9,274,409.1	Rs.	2,881,464.7	Rs.	25,755,624.0

	Fiscal year ended March 31,
	2024
	Retail Banking		Wholesale Banking		Treasury Services		Insurance Services		Others		Total		Total

	(In millions)
Net interest income/(expense) (external)	Rs.	624,203.3	Rs.	249,868.7	Rs.	265,306.7	Rs.	86,474.6	Rs.	22,150.1	Rs.	1,248,003.4	US$	14,974.9
Net interest income/(expense) (internal)		178,794.9		65,798.9		(244,593.8)		—		—		—		—
Net interest revenue		802,998.2		315,667.6		20,712.9		86,474.6		22,150.1		1,248,003.4		14,974.9
Less: Provision for credit losses		118,900.0		14,163.1		—		—		—		133,063.1		1,596.6

Net interest revenue, after provision for credit losses		684,098.2		301,504.5		20,712.9		86,474.6		22,150.1		1,114,940.3		13,378.3
Non-interest revenue		276,151.7		24,303.9		11,784.3		418,250.0		8,441.0		738,930.9		8,866.5
Non-interest expense		(548,753.1)		(84,735.1)		(6,278.2)		(493,763.8)		(14,882.0)		(1,148,412.2)		(13,779.8)

Income before income tax	Rs.	411,496.8	Rs.	241,073.3	Rs.	26,219.0	Rs.	10,960.8	Rs.	15,709.1	Rs.	705,459.0	US$	8,465.0

Income tax expense											Rs.	77,827.1	US$	933.9

Segment assets:
Segment total assets	Rs.	23,256,928.8	Rs.	13,133,744.0	Rs.	2,731,823.5	Rs.	4,387,398.1	Rs.	608,678.6	Rs.	44,118,573.0	US$	529,380.6

F-
85

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2
8
. Commitments and contingencies
Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 2
5
) are as follows:
Capital commitments
The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2023 and March 31, 2024 aggregated Rs. 25,666.0 million and Rs. 45,346.5 million, respectively.
Contingencies
The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which primarily include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of March 31, 2024 amounted to Rs. 38,498.3 million (previous year Rs. 9,456.9 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.
Lease commitments
The Bank is party to operating leases for certain of its office premises and employee residences, with a renewal at the option of the Bank. Operating lease right-of-use assets and lease liabilities were as follows:

	As of March 31,
	2023		2024		2024

			(In millions)
Right-of-use assets	Rs.	89,989.3	Rs.	121,302.5	US$	1,455.5
Lease liabilities		97,658.9		131,043.0		1,572.4
The total lease expenses were as follows:

	As of March 31,
	2022		2023		2024		2024

	(In millions)
The total minimum lease expense during the year recognized in the consolidated statement of income	Rs.	13,866.6	Rs.	17,591.4	Rs.	23,245.5	US$	278.9
The total operating cash flow for operating lease expenses during the fiscal years ended March 31, 2022, March 31, 2023 and March 31, 2024 was Rs. 14,295.7 million, R
s.
16,164.9
million and Rs.
25,447.4
million (US$
305.3
million), respectively.

F-8
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments as of March 31, 2024
were
as follows:

Due in fiscal year ending March 31:	Operating leases
	(In millions, except for weighted averages)
2025	Rs.	20,541.8	US$	246.5
2026		20,162.6		241.9
2027		19,678.9		236.1
2028		18,817.6		225.8
2029		17,610.2		211.3
Thereafter		86,273.8		1,035.2

Total lease payments	Rs.	183,084.9	US$	2,196.8
Less: imputed interest		52,041.9		624.4

Total operating lease liabilities	Rs.	131,043.0	US$	1,572.4

Weighted average remaining lease term (in years)		10 .2		10 .2
Weighted average discount rate		7.25%		7.25%
The Bank enters into lease agreements to obtain the right-of-use assets for its business operations, substantially all of which are premises. Lease liabilities and right-of-use assets are recognized when the Bank enters into operating leases and represent obligations and rights to use these assets over the period of the leases and are re-measured for modifications. Operating lease liabilities include fixed payments for the contractual duration of the lease, adjusted for renewals or terminations. The lease agreements entered into by the Bank do not include any material residual value guarantees and material restrictive covenants. The lease payments are discounted using a rate determined when the lease is recognized. In general, the Bank does not know the discount rate implicit in the lease, and so the Bank estimates a discount rate that the Bank believes approximates a collateralized borrowing rate for the estimated duration of the lease term. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the incremental borrowing rate. Right-of-use assets are reported in other assets on the consolidated balance sheet and related lease liabilities are reported in accrued expenses and other liabilities. The amortization of operating lease right-of-use assets and the accretion of operating lease liabilities are reported together as fixed lease expenses and are included in non-interest expense- premises and equipment. The lease expense is recognized on a straight-line basis over the life of the lease. The lease agreements entered into by the Bank generally have renewal and escalation clauses. These agreements also in general permit the Bank to terminate the lease arrangement within a certain period of notice of termination. The Bank does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that it will exercise them. The Bank has elected to exclude leases with terms of less than one year from the operating lease right-of-use assets and lease liabilities. The related short-term lease expense is included in non-interest expense- premises and equipment. The Bank accounted for lease-related concessions obtained as a result of the COVID-19 pandemic in accordance with guidance in Topic 842. As of March 31, 2024, the Bank had additional undiscounted operating lease commitments of Rs. 1,002.6 million, predominantly for premises, with leases which have not yet commenced. These leases are expected to commence by April 2024 and have lease terms ranging from 2 to 21 years.
Reward points
The movement in provision for credit card and debit card reward points as of March 31, 2023 and March 31, 2024 is as follows:

	As of March 31,
	2023		2024		2024

	(In millions)
Opening provision of reward points	Rs.	6,359.1	Rs.	6,963.2	US$	83.6
Provision made during the year		5,537.3		7,921.1		95.0
Utilization/write back of provision		(4,901.3)		(6,248.8)		(75.0)
Effect of change in rate of accrual of reward points		(31.9)		—		—

Closing provision of reward points	Rs.	6,963.2	Rs.	8,635.5	US$	103.6

F-
8
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2
9
. Related party transactions
Until
June 30, 2023, the Bank’s principal related parties consist of eHDFC (Principal owner), subsidiaries of
eHDFC
and affiliates of the Bank (Others). With effect from July 1, 2023, HDFC Bank Limited (“HDFC Bank”) has acquired 100%
share capital of eHDFC by way of amalgamation at the acquisition date (the “Transaction”). Consequently, subsidiaries of eHDFC became subsidiaries/ associate of HDFC Bank. The Bank enters into transactions with its related parties, such as providing banking services, sharing costs and service providers, purchasing services, making joint investments, and borrowing from related parties and subletting premises. The Bank is prohibited from making loans to companies with which it has directors in common. The Bank, being an authorized dealer, deals in foreign exchange and derivative transactions with certain parties which include the principal owner and related companies. The foreign exchange and derivative transactions are undertaken in line with the RBI guidelines. The Bank’s related party balances and transactions are in the normal course of business and are summarized as follows:
Balances payable to related parties are as follows:

	As of March 31,
	2023						2024
	Principal owner		Others		Total		Principal owner		Others		Total		Total

	(In millions)
Balances in non-interest-bearing deposits	Rs.	25,637.8	Rs.	8,715.1	Rs.	34,352.9	Rs.	—	Rs.	2,522.6	Rs.	2,522.6	US$	30.3
Balances in interest-bearing deposits		1,755.1		1,611.9		3,367.0		—		4,006.3		4,006.3		48.1
Accrued expenses and other liabilities		773.5		—		773.5		—		—		—		—

Total	Rs.	28,166.4	Rs.	10,327.0	Rs.	38,493.4	Rs.	—	Rs.	6,528.9	Rs.	6,528.9	US$	78.4

Balances receivable from related parties are as follows:

	As of March 31,
	2023						2024
	Principal owner		Others		Total		Principal owner		Others		Total		Total

	(In millions)
Loans	Rs.	—	Rs.	7.5	Rs.	7.5	Rs.	—	Rs.	34,504.5	Rs.	34,504.5	US$	414.0
Other assets		748.0		2,167.3		2,915.3		—		1,878.6		1,878.6		22.5
Investments available for sale securities		—		—		—		—		28,364.6		28,364.6		340.3

Total	Rs.	748.0	Rs.	2,174.8	Rs.	2,922.8	Rs.	—	Rs.	64,747.7	Rs.	64,747.7	US$	776.8

Purchase of property and equipment from related parties for the fiscal years ended March 31, 2023 and 2024 were nil. Purchase and sale of investments from Others for the fiscal year ended March 31, 2024 were Rs. 316.7 million (previous year Rs. 256.8 million) and Rs. 8,859.5 million (previous year Rs. 20,447.7 million), respectively. Investments of Others in the Bank’s subordinated debt for the fiscal year ended March 31, 2024 were Rs. 10,241 million (previous year Rs. 7,850.0 million).

F-8
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Included in the determination of net
income
are the following significant transactions with related parties:

	Fiscal year ended March 31,
	2022						2023						2024
	Principal owner		Others		Total		Principal owner		Others		Total		Principal owner		Others		Total		Total

	(In millions)
Non-interest revenue-Fees and commissions	Rs.	4,639.3	Rs.	22,939.5	Rs.	27578.8	Rs.	5,888.2	Rs.	26,766.6	Rs.	32,654.8	Rs.	1,670.2	Rs.	8,205.3	Rs.	9,875.5	US$	118.5
Interest and Dividend revenue		—		0.1		0.1		—		0.1		0.1		—		3,242.9		3,242.9		38.9
Interest expense-Deposits		(204.3)		(82.2)		(286.5)		(95.3)		(606.1)		(701.4)		30.6		115.4		146.0		1.8
Non-interest expense-Administrative and other		(7,182.4)		(4,558.9)		(11,741.3)		(8,631.1)		(5,524.8)		(14,155.9)		(2,424.6)		(4,140.1)		(6,564.7)		(78.8)
Non-interest expense-Premises and equipment		(19.2)		—		(19.2)		(15.6)		—		(15.6)		(0.5)		(1.2)		(1.7)		—
Interest Expenses-Others		—		—		—		—		—		—		—		514.7		514.7		6.2
Non-interest revenue-Others		—		—		—		—		—		—		—		78.0		78.0		0.9
Other transactions with the Bank’s principal owner are as follows:
During the fiscal years ended March 31, 2023 and March 31, 2024, the Bank purchased loans from the principal owner aggregating Rs. 369,101.3 million and Rs. 116,320.0 million, respectively. Dividends paid to the principal owner during the fiscal years ended March 31, 2023 and March 31, 2024 were Rs. 13,401.5 million and nil, respectively. The Bank also enters into foreign exchange and derivative transactions with its principal owner. The notional principal amount and the mark-to-market gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2024 was nil (previous year Rs. 94,451.2 million) and nil (previous year Rs. 2,081.2 million), respectively. During the fiscal year ended March 31, 2024, the Bank issued Guarantees on behalf of its Principal owner and Others for nil (previous year Rs. 3.5 million) and for Rs. 2.5 million (previous year Rs. 5.1 million), respectively.
For contributions made to provident funds and pension funds set up by the Bank, see note 2
4
—Retirement benefits.
Bank has issued a financial guarantee on behalf of HDFC ERGO, with a total amount guaranteed of
Rs.
 2.5 million ($0.03 million). This guarantee is provided to cover any potential breaches of regulatory requirements by HDFC ERGO over a period of 10 years. As of the March

3
1
, 2024, the guarantee remains active and carries a maximum potential liability of
Rs.
 2.5 million (US$ 0.03 million).
30
. Earnings per equity share
A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOP with average outstanding balance of 19,064,987
;
 49,152,741 and 52,921,114 were excluded from the calculation of diluted earnings per share for the years ended March 31, 2022, March 31, 2023 and March 31, 2024, respectively, as these were anti-dilutive.

	As of March 31,
	2022	2023	2024
Weighted average number of equity shares used in computing basic earnings per equity share	5,533,113,800	5,565,620,562	7,079,296,055
Effect of potential equity shares for stock options outstanding	30,366,023	21,552,766	28,156,373

Weighted average number of equity shares used in computing diluted earnings per equity share	5,563,479,823	5,587,173,328	7,107,452,428

F-8
9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following are
reconciliations
of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2022		2023		2024		2024
Basic earnings per share	Rs.	69.76	Rs.	89.02	Rs.	88.66	US$	1.06
Effect of potential equity shares for stock options outstanding		0.38		0.34		0.35		0.01

Diluted earnings per share	Rs.	69.38	Rs.	88.68	Rs.	88.31	US$	1.05

Basic earnings per ADS	Rs.	209.28	Rs.	267.06	Rs.	265.98	US$	3.18
Effect of potential equity shares for stock options outstanding		1.14		1.02		1.05		0.03

Diluted earnings per ADS	Rs.	208.14	Rs.	266.04	Rs.	264.93	US$	3.15

Dividends
Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after-tax to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout cannot exceed 35% of net income as calculated under Indian GAAP. Accordingly, the net income reported in these consolidated financial statements may not be fully distributable in that year. Dividends declared for the fiscal years ended March 31, 2022 and March 31, 2023 were Rs. 15.5 per equity share and Rs.19.0 per equity share, respectively.
3
1
. Subsidiaries and Affiliates
a. List of subsidiaries

Name of Entity	Background	Holding % as at March 31, 2024
HDB Financial Services Limited (“HDBFSL”)	A non-deposit taking non-banking finance company	95.2
HDFC Securities Limited (“HSL”)	Offers trading facilities in a range of equity, fixed income and derivative products to its clients	95.4
HDFC Life Insurance Company Limited (“HLIC”)	Lender of long-term life insurance solutions provider in India, offering a range of individual and group insurance solutions	50.4
HDFC Asset Management Company Limited (“HAMC”)	Investment manager to HDFC Mutual Fund	52.5
HDFC Sales Private Limited	Strengthens the marketing and sales efforts by providing a dedicated sales force to sell home loans and other financial products, including public deposits	100.0
HDFC Capital Advisors Limited	Acts as an Investment Manager for Category II Alternative Investment Funds registered with Securities and Exchange Board of India	89.0
HDFC Trustee Company Limited	It provides Trusteeship services to HDFC Mutual Fund	100.0
Griha Investments	Acts as investment manager to HIREF International LLC (the “Fund”) and its Special Purpose Vehicles	100.0
Griha Pte Limited	Private Equity Fund Manager specializing in Real Estate Private Equity Investments in India. It is registered with the Monetary Authority of Singapore as a Fund Management Company	100.0
HDFC Education and Development Services Private Limited (“HEADS”)	The company is in the business of providing education management and consulting services. As directed by the RBI in connection with the Transaction, HEADS is expected to be fully divested no later than July 1, 2025	100.0
b. List of
affiliates

Name of Entity	Background	Holding % as at March 31, 2024
HDFC ERGO General Insurance Company Limited (“ERGO”)	ERGO offers a complete range of general insurance products.	50.5

F-
90

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3
2
. Fair value measurement
FASB ASC 820 Fair Value Measurement defines fair value, establishes a framework for measuring fair value in US GAAP, and expands disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

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
The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy. These valuation methodologies were applied to all of the Bank’s financial assets and financial liabilities carried at fair value. For Level 1 instruments, the valuation is based upon the unadjusted quoted prices of identical instruments traded in active markets. For Level 2 instruments, where such quoted market prices are not available, the valuation is based upon the quoted prices for similar instruments in active markets, the quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from standard valuation methodologies or internally developed models that primarily use certain inputs such as interest rates, yield curves, volatilities and credit spreads, which are available from public sources such as Reuters, Bloomberg and the Fixed Income Money Markets and Derivatives Association of India. The valuation methodology primarily includes discounted cash flow techniques. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Bank’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The valuation of Level 3 instruments is based on valuation techniques or models which use significant market unobservable inputs or assumptions.
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
Equity securities: Marketable securities are measured at fair value. Non-marketable equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
Held to maturity securities: There were no HTM securities as of March 31, 2023 and March 31, 2024.
Separate Account Assets: Separate account assets are carried at fair value based on quoted market prices or market observable inputs.

F-
91

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Separate account liabilities: The portion of separate account assets representing contract holder’s funds shall be reported in the insurance entity’s financial statements as a summary total, with an equivalent summary total reported for related liabilities.
Liabilities on policies in force: Liabilities on policies in force is calculated as the present value of expected benefits to be paid, less the present value of expected premiums. These liabilities are determined based on GAAP and actuarial standards, using assumptions such as mortality, policy lapse, investment returns, and expenses. Assumptions are set at policy issuance to estimate experience over the benefit period. Some assumptions such as mortality, morbidity and interest rates locked in for long-duration contracts and reassessed at every reporting period.
The following table summarizes investments measured at fair value on a recurring basis
as of March 31, 2023, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)

			(In millions)
Trading account securities	Rs.	135,831.1	Rs.	184.1	Rs.	135,647.0	Rs.	—
Securities available-for-sale		4,878,844.0		507,504.1		4,222,904.3		148,435.6
Equity securities ( * )		19,462.6		3,313.7		16,148.9		—

Total	Rs.	5,034,137.7	Rs.	511,001.9	Rs.	4,374,700.2	Rs.	148,435.6

(*)	Equity securities classified within other assets.
The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2024, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)

			(In millions)
Assets
Trading account securities	Rs.	461,245.3	Rs.	290,951.1	Rs.	148,296.2	Rs.	21,998.0
Securities available-for-sale		8,295,487.1		548,944.7		7,608,007.7		138,534.7
Equity securities ( * )		71,449.1		24,545.8		46,571.0		332.3
Separate Account Assets		955,416.3		808,309.4		147,106.9		—
Total	Rs.	9,783,597.8	Rs.	1,672,751.0	Rs.	7,949,981.8	Rs.	160,865.0
Total	US$	117,393.8	US$	20,071.4	US$	95,392.2	US$	1,930.2
Liabilities
Liabilities on policies in force		237.2		—		237.2		—

Total	Rs.	237.2	Rs.	—	Rs.	237.2	Rs.	—

Total	US$	2.8	US$	—	US$	2.8	US$	—

(*)	Equity securities classified within other assets.

F-
92

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes certain additional information about changes in the fair value
of Level 3 assets pertaining to instruments carried at fair value for the fiscal years ended March 31, 2023 and March 31, 2024:

Particulars	As of March 31, 2023
	(In millions)
Beginning balance at April 1, 2022	Rs.	143,894.7
Total gains or losses (realized/ unrealized)
— Included in net income		—
— Included in other comprehensive income		(2,776.3)
Purchases/additions		110,969.4
Sales		—
Issuances		—
Settlements		(103,652.2)
Transfers into Level 3		—
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2023	Rs.	148,435.6

Total amount of gains/ (losses) included in net income attributable to change in unrealized gains/ (losses) relating to assets still held at reporting date	Rs	—

Change in unrealized gains/ losses for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	(1,867.6)

Particulars	As of March 31, 2024
	(In millions)
Beginning balance at April 1, 2023	Rs.	148,435.6
Total gains or losses (realized/unrealized)
— Included in net income		614.5
— Included in other comprehensive income		1,531.8
Purchases/additions		113,003.2
Sales		(619.8)
Issuances		—
Settlements		(101,447.7)
Transfers into Level 3		—
Transfers out of Level 3		(652.6)
Foreign currency translation adjustment		—

Ending balance at March 31, 2024	Rs.	160,865.0

Total amount of gains/ (losses) included in net income attributable to change in unrealized gains/ (losses) relating to assets still held at reporting date	Rs	650.2

Change in unrealized gains/ (losses) for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	1,196.9

The transfers out of Level 3 occurred due to listing of previously unlisted equity shares, during the fiscal year ended March 31, 2024. This reclassification reflects the transition from using unobservable inputs to determine fair value to utilizing quoted prices in an active market.
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

F-
93

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2023, segregated by the level of valuation inputs within the fair value hierarchy
:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)

	(In millions)
Derivative assets	Rs.	121,749.4	Rs.	—	Rs.	121,749.4	Rs.	—
Derivative liabilities	Rs.	98,783.5	Rs.	—	Rs.	98,783.5	Rs.	—
The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2024, segregated by the level of valuation inputs within the fair value hierarchy:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)

	(In millions)
Derivative assets	Rs.	109,038.5	Rs.	—	Rs.	109,038.5	Rs.	—
Derivative liabilities	Rs.	109,409.9	Rs.	—	Rs.	109,409.9	Rs.	—
3
3
. Risk and uncertainties
The Bank continues to monitor the developments in the ongoing war between Russia and Ukraine and the recent the geo-political conflict between Israel and Hamas which complicates the geopolitical landscape. Following the Houthis group’s attack on international ships in the Red Sea, the United States and the United Kingdom launched a joint strike in Yemen. In April 2024, Iran was said to have launched a drone attack on Israel after the latter attacked Iran’s foreign consulate in Syria. While the conflict was contained at initial stages, a risk of further escalation still looms. The Bank seeks to manage the associated impacts on its customers and business.
3
4
. Subsequent events
In
its meeting held on April 20, 2024, the Board of Directors of the Bank recommended a dividend of Rs.
19.5
 per share for the fiscal year ended March 31, 2024 subject to approval of the shareholders at the next Annual General Meeting to be held. The amount of such dividend aggregated to Rs.
148,139.8
 million as of March 31, 2024.

F-
94
EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Limited Memorandum of Association, as amended

1.2	HDFC Bank Limited Articles of Association, as amended

2.1	HDFC Bank Limited Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on
Form F-1
filed on July 12, 2001 (Registration
No. 333-13718))*

2.2	Second Amended and Restated Deposit Agreement among HDFC Bank Limited, JPMorgan Chase Bank, N.A. and all holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to Form F-6 filed on November 9, 2022 (Registration No. 333-175521))

2.3	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4	Composite Scheme of Amalgamation among HDFC Investments Limited, HDFC Holdings Limited, Housing Development Finance Corporation Limited, HDFC Bank Limited and their respective shareholders and creditors as approved by the Board of Directors on April 4, 2022, and by the board of directors of HDFC Limited on April 4, 2022, and as amended from time to time (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2022)

8	List of Subsidiaries of HDFC Bank Limited

11	Share Dealing Code

12.1	Certification of the Managing Director pursuant to Rule 13a-14(b)

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97	Policy on Clawback of Incentive Compensation

101	The following financial information from HDFC Bank Limited’s Annual Report on
Form 20-F
for the year ended March 31, 2024 is formatted in Inline XBRL: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders’ Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.

104	The cover page for HDFC Bank Limited’s Annual Report on Form 20-F for the year ended March 31, 2024 has been formatted in Inline XBRL.
HDFC Bank Limited agrees to furnish to the Securities and Exchange Commission, upon its request, the instruments relating to the long term debt for securities authorized thereunder that do not exceed 10 percent of HDFC Bank Limited’s total assets.

*	Paper filing

EI-1
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on
Form 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HDFC Bank Limited

/s/ Srinivasan Vaidyanathan
Name: Srinivasan Vaidyanathan
Title: Chief Financial Officer
Date: July 29, 2024

S-1