Form 20-F
period 2025-03-31
HDFC BANK LTD
filed 2025-07-14
CIK 1144967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2025
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
Name: Ajay Agarwal, Company Secretary
Telephone: 91-22-6631-6000
Email: ajay.agarwal2@hdfcbank.com
Office Address: HDFC Bank Limited; 4th Floor, HDFC House, HT Parekh Marg,
 165-166
Backbay Reclamation, Churchgate
, Mumbai, Maharashtra 400020, India.
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
Equity Shares, as of March 31, 2025    7,652,221,674
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

i

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location
Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Risk Factors	46

Item 4	Information on the Company	Business	4

		Selected Statistical Information	96

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	104

		Supervision and Regulation	183

Item 4A	Unresolved Staff Comments	Not Applicable

Item 5	Operating and Financial Review and Prospects	Exchange Rates and Certain Defined Terms	1

		Selected Financial and Other Data	93

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	104

Item 6	Directors, Senior Management and Employees	Business—Employees	40

		Management	140

		Principal Shareholders	174

		Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting Restatements and Recovery of Erroneously Awarded Compensation	138

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	174

		Management—Loans to Members of Our Senior Management	163

		Related Party Transactions	175

Item 8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2

		Consolidated Financial Statements and the Notes thereto	F-6

		Business—Legal Proceedings	41

		Dividend Policy	92

Item 9	The Offer and Listing	Certain Information About Our American Depositary Shares and Equity Shares	85

Item 10	Additional Information	Management	140

		Description of Equity Shares	86

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	104

		Taxation	177

		Supervision and Regulation	183

		Exchange Controls	238

		Restrictions on Foreign Ownership of Indian Securities	240

		Additional Information	244

ii

CROSS REFERENCE SHEET

	Item Caption	Location

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	30

		Selected Statistical Information	96

Item 12	Description of Securities Other than Equity Securities	Description of American Depositary Shares—Fees and Charges for Holders of American Depositary Shares	90
Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited	104

Item 15	Controls and Procedures	Management—Controls and Procedures	164

		Management’s Report on Internal Control Over Financial Reporting	245

		Report of Independent Registered Public Accounting Firm—Internal Control Over Financial Reporting	246

Item 16A	Audit Committee Financial Expert	Management—Audit Committee Financial Expert	165

Item 16B	Code of Ethics	Management—Code of Ethics	165

Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	166

Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Management’s Discussion and Analysis of Financial Condition and Results of Operations—Purchases of Equity Shares by HDFC Bank and Affiliated Purchasers	139

Item 16F	Changes in or disagreements with accountants	Not Applicable

Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	166

Item 16H	Mine Safety Disclosure	Not Applicable

Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not Applicable

Item 16J	Insider Trading Policies	Management—Insider Trading Policies	172

Item 16K	Cybersecurity	Management’s Discussion and Analysis of Financial Condition and Results of Operations— Cybersecurity	135

Item 17	Financial Statements	Not Applicable

Item 18	Financial Statements	Consolidated Financial Statements and the Notes thereto	F-6

Item 19	Exhibits	Exhibit Index	EI-1

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

Our financial statements are presented in Indian rupees and in some cases translated into United States dollars. The financial statements and all other financial data included in this report, except as otherwise noted, are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). U.S. GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulation Act and related regulations issued by the Reserve Bank of India (“RBI”) (collectively, “Indian GAAP”), which form the basis of our statutory general purpose financial statements in India. Principal differences applicable to our business include: determination of the allowance for credit losses, classification and valuation of investments, classification and valuation of insurance contracts, accounting for deferred income taxes, stock-based compensation, loan origination fees, derivative financial instruments, business combinations and the presentation format and disclosures of the financial statements and related notes. References to a particular “fiscal” are to our fiscal year ended March 31 of such year.

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

Except for a 2.8 percent appreciation in fiscal year 2021 in part due to a weak dollar and robust foreign flows, the rupee has depreciated against the United States dollar each year since 2018. With foreign capital outflows, geopolitical risks due to the Russia-Ukraine conflict, and the beginning of an interest rate hike cycle by major central banks, the rupee depreciated by 3.8 percent against the United States dollar in fiscal year 2022. In fiscal year 2022, the rupee ranged between a high of Rs. 77.07 per US$ 1.00 and a low of Rs. 72.37 per US$ 1.00. The rupee’s depreciation intensified in fiscal year 2023 due to a sharp increase in U.S. interest rates. With a strong United States dollar and foreign institutional investors (“FII”) outflows, the rupee depreciated by 8.1 percent in fiscal year 2023. The rupee ranged between a high of Rs. 83.20 per US$ 1.00 and a low of Rs. 75.39 per US$ 1.00 during fiscal year 2023. During fiscal year 2024, the rupee traded in a tight range against the United States dollar (trading between Rs. 81.65 and Rs. 83.58 per US$ 1.00) and depreciated by 1.4 percent. Equity flows and investment in debt instruments by FIIs ahead of India’s sovereign debt inclusion in major global bond indices supported the rupee against the United States dollar. During fiscal year 2025, the rupee depreciated by 2.5 percent and traded in the range of Rs. 83.06 and Rs. 87.63 per US$ 1.00. Total FII investments moderated in fiscal year 2025, pressured by negative net equity flows.

Additionally, the RBI conducted two-way tuning operations (Variable Rate Repos (“VRRs”) and Variable Rate Reverse Repos) of different tenures to manage liquidity conditions in 2024 and preferred to keep the liquidity conditions tight. However, as liquidity deficits started increasing in 2025, the RBI intervened, injecting liquidity of Rs. 9.5 trillion between January and May through a combination of USD/INR buy/sell swaps, Open Market Operation (“OMO”) auctions, and long-duration VRRs to improve the liquidity situation. The RBI has also been conducting daily VRRs to further manage the liquidity situation.

Looking ahead, factors that could cause improvements in the rupee against the United States dollar in fiscal year 2026 include: (i) better macro fundamentals (GDP and inflation) compared to peers; (ii) comfortable current account position; (iii) higher FII flows, both in equity and debt (inclusion in the JP Morgan bond index from June 2024 onwards, and inclusion in the Bloomberg local EM debt index from January 2025); and (iv) some potential weakness in the U.S. dollar as the Federal Reserve begins to cut interest rates, accompanied by concerns around the growth and inflation outlook in the United States.

Although we have translated selected Indian rupee amounts in this document into United States dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to United States dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to United States dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$ 1.00 = Rs. 85.43 on March 31, 2025. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on July 3, 2025 was Rs. 85.3 per US$ 1.00.

Our financial statement data as of and for the years ended March 31, 2023 and 2024 and our financial statement data as of and for the years ended March 31, 2024 and 2025, respectively, are not fully comparable with each other because of the occurrence, in fiscal year 2024, of the Transaction (as defined herein). The Transaction was consummated on July 1, 2023 (the “Transaction Effective Date”). As of the Transaction Effective Date:

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

As a result of the Transaction, we reflected two new segments in our U.S. GAAP financial statements: “insurance services”, including long-term life insurance solutions provided via our subsidiary HDFC Life Insurance Company Ltd, and “others”, consisting primarily of activities that we carry through HDFC Limited’s other former specialized subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited”.

FORWARD-LOOKING STATEMENTS

We have included statements in this report which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, our ability to realize all of the anticipated benefits of the Transaction, future levels of our non-performing/ impaired assets, our growth and expansion, the adequacy of our management of credit risks and our provision/allowance for credit and investment losses, technological changes, the adequacy of our information technology and telecommunication systems, including against cybersecurity threats, negative publicity, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: geopolitical tensions between India and Pakistan, which have increased significantly following the deadly terrorist attack on tourists in Pahalgam in Jammu and Kashmir in April 2025, and have already impacted major treaties and diplomatic relations, with lingering risk of sudden escalation in military conflict between India and Pakistan; geopolitical tensions between India and China; general economic and political conditions; instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, such as the joint strike launched by the United States and the United Kingdom in Yemen following the Houthis group’s attack on international ships in the Red Sea; the ongoing war between Russia and Ukraine; the geopolitical conflict between Israel and Hamas, and the escalation in conflict between Israel and Iran, including U.S. intervention, which have complicated the geopolitical landscape; military armament or social unrest in any part of India; the monetary and interest rate policies of the RBI; natural calamities, pandemics, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; compliance with and changes in Indian and foreign laws and regulations, including tax, accounting, banking regulations, insurance regulations and securities regulations; changes in competition and the pricing environment in India; regional or general changes in asset valuations; and uncertainties arising out of foreign trade and tariff policies followed by major global economies, such as the United States and China. For further discussion on the factors that could cause actual results to differ, see “Risk Factors”.

BUSINESS

Overview

We are a new-generation private sector bank in India. Our goal is to be the preferred provider of financial services to our customers in India across metro, urban, semi-urban and rural markets. Our strategy is to provide a comprehensive range of financial products and services to our customers through multiple distribution channels, with what we believe are high-quality services, advanced technology platforms and superior execution. Since completion of the Transaction (as defined under “—About Our Bank” below) on July 1, 2023, we are also engaged in life and general insurance, asset management and securities broking products and services through our specialized subsidiaries and joint venture.

We have four principal business activities: retail banking, wholesale banking, treasury services and insurance services. Our retail banking products include deposit products, loans (including housing loans and loans to small and medium enterprises), credit cards, debit cards, third-party mutual funds and insurance products, bill payment services, and other products and services. With respect to wholesale banking, we offer customers a wide range of commercial and transactional banking services, including working capital finance, trade services, transactional services and cash management. We are also a leading provider of structured solutions in India, which combine cash management services with vendor and distributor finance to facilitate supply chain management for our corporate customers. Since completion of the Transaction, we also provide construction finance. Our treasury operations manage our balance sheet including liquidity and interest rate risks thereon, and include customer-driven services such as advisory services related to foreign exchange and derivative transactions for corporate and institutional customers, supplemented by proprietary trading, including Indian Government securities.

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

Since commencing operations in January 1995, we have grown rapidly, including most recently as a result of the Transaction. As of March 31, 2025, we had 9,455 branches and 21,139 ATMs/Cash Deposit and Withdrawal Machines (“CDMs”) in 4,150 cities and towns and over 96.9 million customers. In addition, as of March 31, 2025, we had 15,399 business correspondents, which were primarily manned by common service centers (“CSCs”). On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets grew from Rs. 44,118.6 billion as of March 31, 2024, which included the assets acquired pursuant to the Transaction, to Rs. 48,187.7 billion as of March 31, 2025. Our net income increased from Rs. 622.7 billion in fiscal year 2024, which included nine months of results post-completion of the Transaction, to Rs. 673.5 billion in fiscal year 2025. Our loans and deposits as of March 31, 2024 amounted to Rs. 26,335.7 billion and Rs. 23,768.2 billion, respectively, which included the loans and deposits acquired pursuant to the Transaction. As of March 31, 2025, they were Rs. 28,103.0 billion and Rs. 27,111.0 billion, respectively.

Notwithstanding our pace of growth, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2025, gross non-performing customer assets as a percentage of gross customer assets was 1.3 percent. Our net customer assets represented 104.3 percent of our deposits and our deposits represented 56.3 percent of our total liabilities and shareholders’ equity as of March 31, 2025. The average non-interest-bearing current accounts and low-interest-bearing savings accounts represented 33.9 percent of average total deposits for the year ended March 31, 2025. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) of 4.1 percent for fiscal year 2025. We had a return on tangible equity (net income as a percentage of average total shareholders’ equity reduced by goodwill and intangible assets) of 15.3 percent for fiscal year 2024 and 13.4 percent for fiscal year 2025. As at March 31, 2025, we had a total capital adequacy ratio (calculated pursuant to the RBI guidelines) of 19.6 percent. Our Common Equity Tier I (“CET-I”) ratio was 17.2 percent as at March 31, 2025. See “Risk Factors—Risks Relating to Our Structure and the Transaction—We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors and Trends Affecting Our Results of Operations.”

Macro-economic Trends

Global Growth

The post COVID-19 global recovery that had seen 6.5 percent growth in 2021 according to the International Monetary Fund (“IMF”) halted in 2022 on account of the Russia-Ukraine crisis, the China slowdown, rising commodity prices and elevated inflation. As per the IMF, global growth moderated to 3.5 percent in 2022. For 2023, global growth was 3.2 percent, with stronger growth than anticipated in the United States and several major emerging markets and developing economies. Global growth was 3.3 percent in 2024 according to the IMF, with growth in the United States estimated at 2.8 percent, while growth in China was 5.0 percent. Looking ahead in 2025, the IMF has revised down its forecast for global growth to 2.8 percent, as compared to an earlier estimate of 3.3 percent. Growth forecasts were lowered across major economies for 2025, most notably for the United States from 2.7 percent to 1.8 percent, and for China from 4.6 percent to 4.0 percent, respectively. Risks to the outlook include tariff risks, trade war, elevated trade policy uncertainty, disruption in global trade flows, uncertainty in financial markets, geopolitical tensions and weather shocks. The IMF estimates global growth at 3.0 percent in 2026.

Indian GDP Growth

In India, GDP growth stood at 9.7 percent in fiscal year 2022, against a decline of 5.8 percent in fiscal year 2021. The “second wave” of COVID-19 and related containment measures adversely affected the pace of recovery for the Indian economy during the first quarter of fiscal year 2022. On a quarter-by-quarter basis, India’s GDP declined by 15.3 percent in the first quarter of fiscal year 2022, although year-on-year growth stood at 23.0 percent, primarily due to support from a low base from the previous year. Economic activity started recovering from the second quarter of fiscal year 2022 but came under stress again in the second half of fiscal year 2022 as the Omicron variant started spreading.

For the full fiscal year 2023, GDP growth stood at 7.6 percent. In the first quarter of fiscal year 2023, GDP growth in India rebounded sharply with support from the reopening of the economy. While year-on-year growth benefited from a low base, economic activity gained traction. GDP growth stood at 13.5 percent year-on-year in the first quarter of fiscal year 2023. However, year-on-year GDP growth began to moderate from the second quarter, primarily due to a fading base effect and stood at 6.0 percent. GDP growth continued to moderate in the third quarter as well and stood at 4.8 percent. However, GDP growth recovered to 6.9 percent in the fourth quarter of fiscal year 2023.

For the full fiscal year 2024, GDP growth stood at 9.2 percent. India recorded growth of 9.7 percent, 9.3 percent, and 9.5 percent in the first three quarters of the fiscal year 2024, driven by higher investments and a rebound in industrial performance. However, growth moderated to 7.0 percent in the fourth quarter, as investments moderated, and agriculture recorded a contraction.

India’s GDP growth stood at 6.5 percent for fiscal year 2025, in line with the Government’s second advance estimates. Growth in the first half of fiscal year 2025 averaged 6.1 percent. The slowdown was primarily on account of lower growth in fixed investments due to election-related restrictions, and moderation in the performance of the industrial sector. In the second half, growth accelerated and averaged 6.9 percent, supported by a rise in Government capex and construction activity. Government consumption expenditure and agricultural performance also improved.

Looking forward, the RBI estimates India’s GDP to grow by 6.5 percent in fiscal year 2026, supported by Government investments and some recovery in industrial performance. Consumption could get support from continued recovery in rural demand while tax cuts, RBI rate cuts, and lower inflation could support aggregate demand. However, agriculture growth is expected to moderate, largely due to the higher base from last year, while export growth is likely to face headwinds due to ongoing trade- and tariff-related disruptions.

Inflation in India

Consumer Price Index (“CPI”) inflation stayed above the RBI’s upper tolerance limit of 6.0 percent for the most part of fiscal year 2023 and averaged at 6.7 percent for the full fiscal year 2023, compared to 5.5 percent in fiscal year 2022. Geopolitical tensions and lingering supply side disruptions weighed on domestic retail inflation during the year.

Inflation averaged 5.4 percent for the full fiscal year 2024. After averaging at 4.6 percent in the first quarter of fiscal year 2024, inflation increased to 6.4 percent in the second quarter, led by higher food inflation. However, with Government intervention through a cooking gas (“LPG”) subsidy, the release of cereal stocks from its reserves and an export curb on rice, inflation moderated to 5.4 percent in the third quarter and 5.0 percent in the fourth quarter of fiscal year 2024.

For the full fiscal year 2025, CPI inflation averaged 4.6 percent. CPI inflation averaged 4.9 percent in first quarter of fiscal year 2025 as food inflation remained elevated, but moderated to 4.2 percent in the second quarter due to the higher base from the previous year. In the third quarter of fiscal year 2025, inflation rose to 5.6 percent, with a waning base effect and food price inflation remaining elevated. Inflation moderated below the RBI’s target range of 4 percent to average 3.7 percent in the fourth quarter as food price inflation started to moderate.

The RBI expects inflation to average 3.7 percent in fiscal year 2026, resulting from a broad-based correction in food prices and lower commodity prices. Upside risks to the forecast could come from weather related uncertainties and heat wave conditions in some parts of the country, which could keep food inflation volatile and stall consumption recovery.

Global and Indian Interest Rates

In 2022 and 2023, major central banks raised interest rates sharply as inflation rose to record levels. The U.S. Federal Reserve increased its policy rate by 525 basis points to 5.25-5.50 percent between March 2022 and July 2023, reaching the highest level since 2007. Similarly, the European Central Bank raised the policy rate by 450 basis points to 4.0 percent (deposit rate) and the Bank of England increased the policy rate by 515 basis points to 5.25 percent. With moderating inflation, major central banks (including the European Central Bank, the Bank of Canada and the Swiss National Bank) started cutting rates in 2024, with the U.S. Federal Reserve also cutting rates towards the latter half of 2024. Since then, policy rates by major central banks have reduced continuously in 2025 (including the European Central Bank, the Bank of England, the Bank of Canada, and the Swiss National Bank). However, the uncertainty on inflation outlook due to tariffs has in some cases pushed, and could continue to push them to opt for a cautious approach on further rate cuts.

In India, the RBI raised the policy rate cumulatively by 250 basis points between April 2022 and April 2023, to 6.50 percent and kept the rate unchanged in 2024. The RBI cut rates by 25 basis points in each of its monetary policy meetings in February 2025 and April 2025 and by 50 basis points in June 2025, with the repo rate moving from 6.5 percent in February 2025 to 5.5 percent in June 2025. Other major central banks are also expected to cut rates further in 2025, but the extent and frequency of rate cuts remain uncertain.

Capital Spending, Fiscal Deficit and Liquidity in India

In response to the adverse impact of the COVID-19 pandemic and related disruptions, the Government sharply increased its spending. The fiscal deficit stood at 6.8 percent in fiscal year 2022. The Government then increased its capital spending plan significantly in fiscal years 2023 and 2024 to support growth, but remained on track for fiscal consolidation. The fiscal deficit stood at 6.4 percent of GDP in fiscal year 2023, reducing to 5.6 percent of GDP in fiscal year 2024 and decreasing further to 4.8 percent of GDP in fiscal year 2025, as the Government continued on the path of fiscal consolidation.

In the budget for fiscal year 2026, the Government retained its focus on fiscal consolidation. It plans to spend Rs. 11.2 trillion on capital expenditure, marginally higher than previous years’ budget estimates, with the fiscal deficit targeted at 4.4 percent of GDP.

Additionally, the RBI conducted two-way tuning operations (Variable Rate Repos (“VRRs”) and Variable Rate Reverse Repos) of different tenures to manage liquidity conditions in 2024 and preferred to keep the liquidity conditions tight. However, as liquidity deficits started increasing in 2025, the RBI intervened, injecting liquidity of Rs. 9.5 trillion between January and May through a combination of USD/INR buy/sell swaps, Open Market Operation (“OMO”) auctions, and long-duration VRRs to improve the liquidity situation. The RBI has also been conducting daily VRRs to further manage the liquidity situation.

Household Savings in India

Gross savings in the economy remained flat at 30.7 percent of GDP in both fiscal years 2024 and 2023. However, savings by households decreased to 18.1 percent of GDP in fiscal year 2024 from 18.6 percent in fiscal year 2023. While household savings in physical assets moderated to 12.8 percent of GDP in fiscal year 2024 (compared to 13.4 percent in fiscal year 2023), their savings in financial assets rose to 11.4 percent of GDP in fiscal year 2024 (from 10.9 percent in fiscal year 2023).

Net financial savings rose marginally to 5.2 percent of GDP in fiscal year 2024 from 5.0 percent in fiscal year 2023. However, this remains lower than the 7.3 percent rate of net financial savings in fiscal year 2022. This is on account of increasing financial liabilities of households, which stood at 6.2 percent of GDP in fiscal year 2024, compared to 5.9 percent and 3.8 percent in fiscal years 2023 and 2022, respectively. The share of unsecured lending has been increasing in parallel. Citing caution, the RBI directed banks to increase risk weights for unsecured personal loans, credit card receivables and lending to NBFCs in November 2023. Growth in unsecured credit consequently moderated, remaining below 20 percent of GDP from June 2024 to December 2024 (average growth in unsecured loans in 2023-24: 26.1 percent) and further moderating to below 10 percent since January 2025.

About Our Bank

HDFC Bank Limited is a listed public limited company that was incorporated in August 1994 under the laws of India and commenced operations as a scheduled commercial bank in January 1995. In 2000, Times Bank Limited merged with us, and in 2008, we acquired Centurion Bank of Punjab Limited (“CBoP”).

Until June 2023, we were part of the HDFC group of companies established by Housing Development Finance Corporation Limited (“HDFC Limited”), formerly a listed public limited company. The Board of Directors of the Bank at its meeting held on April 4, 2022, approved a composite scheme of amalgamation (the “Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited (the “Amalgamated Subsidiaries”), each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into the Bank (the “Transaction”), which received all the required approvals and became effective from July 1, 2023. The share exchange ratio was 42 equity shares of HDFC Bank Limited (each having a face value of Rs. 1) for every 25 equity shares of HDFC Limited (each having a face value of Rs. 2). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited.”

Prior to completion of the Transaction, HDFC Limited was primarily engaged in financial services, including mortgage lending, property-related lending and deposit services, which now form part of our business offerings. The former subsidiaries of HDFC Limited, which became our subsidiaries and affiliates (except for the Amalgamated Subsidiaries), are also largely engaged in a range of financial services, including asset management, life insurance and general insurance. As of June 30, 2023, immediately prior to completion of the Transaction, HDFC Limited and its subsidiaries (together, the “HDFC Group”) owned 20.83 percent of our outstanding equity shares. See “Principal Shareholders.” Prior to completion of the Transaction, we had no agreements with HDFC Limited or any of its group companies that restricted us from competing with them or that restricted HDFC Limited or any of its group companies from competing with our business, and we distributed products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Life and HDFC ERGO, respectively, and mutual funds of HDFC AMC.

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

•

HDBFSL, a non-deposit-taking NBFC in which we hold a 94.9 percent stake, is engaged primarily in the business of retail asset financing. Its total assets and shareholders’ equity as of March 31, 2025 were Rs. 1,077.7 billion and Rs. 147.8 billion, respectively. Its net income before noncontrolling interest was Rs. 17.4 billion for fiscal year 2025. As of March 31, 2025, HDBFSL had 1,771 branches across 1,170 cities in India.

•

HSL, in which we hold a 94.8 percent stake, is primarily in the business of providing brokerage and other investment services. Its consolidated total assets and shareholders’ equity as of March 31, 2025 were Rs. 141.4 billion and Rs. 33.1 billion, respectively. Its consolidated net income before noncontrolling interest was Rs. 11.1 billion for fiscal year 2025. As of March 31, 2025, HSL had 134 branches across 106 cities in India.

•

HDFC Life, a publicly listed company in which we hold a 50.3 percent stake, is a leading, long-term life insurance solutions provider in India. HDFC Life’s consolidated total assets and shareholders’ equity as of March 31, 2025, including its subsidiaries, were Rs. 3,731.7 billion and Rs. 166.3 billion, respectively. Its consolidated net income before noncontrolling interest was Rs. 18.0 billion for fiscal year 2025. HDFC Life had 652 branches across India as of March 31, 2025.

•

HDFC AMC, a publicly listed company in which we hold a 52.5 percent stake, is the Investment Manager to HDFC Mutual Fund, one of the largest mutual funds in India, and offers a comprehensive suite of savings and investment products. HDFC AMC’s consolidated total assets and shareholders’ equity as of March 31, 2025, including its subsidiary, were Rs. 87.4 billion and Rs. 81.5 billion, respectively. Its consolidated net income before noncontrolling interest was Rs. 24.6 billion for fiscal year 2025. HDFC AMC had 280 offices as of March 31, 2025.

•

Our subsidiary HDFC Capital Advisors Limited (“HDFC Capital”), in which we hold a 89.3 percent stake, provides long-term equity and mezzanine capital to developers at the land and pre-approval stage predominantly for the development of affordable and mid-income housing in India. Our wholly owned subsidiary HDFC Sales Private Limited (“HSPL”) markets and sells home loans for the Bank, including the distribution of insurance products to the Bank’s customers. Our wholly owned subsidiary HDFC Trustee Company Limited (“HDFC Trustee”) is the trustee company for HDFC Mutual Fund. Our overseas subsidiary Griha Investments (“Griha Investments”) acts as an investment manager to HIREF International LLC and its special purpose vehicles (“SPVs”), while our other overseas subsidiary Griha Pte. Limited (“Griha Pte”) acts as an investment manager to Singapore domiciled funds and their SPVs.

In the Transaction, we also acquired HDFC ERGO, a joint venture in which we hold a 50.3 percent stake and ERGO International AG (one of the insurance entities of the Munich Re Group in Germany) holds a 49.4 percent stake. HDFC ERGO offers a complete range of general insurance products ranging from motor, health, travel, home and personal accident in the retail space and products like property, marine and liability insurance in the corporate space. As of March 31, 2025, HDFC ERGO had a network of 299 branches and 608 digital offices spread across the country. In light of the governance arrangements of HDFC ERGO, we account for this entity under the equity method of accounting under U.S. GAAP. See “Related Party Transactions—HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)”.

Upon completion of the Transaction, HDFC Credila Financial Services Limited (“HDFC Credila”) became a subsidiary of the Bank. HDFC Credila is in the business of providing education loans. Following receipt of regulatory approval in February 2024, as directed by the RBI, we divested a portion of our interest in HDFC Credila and reduced our holding to 9.99 percent as of March 31, 2024. Upon such divestment, HDFC Credila ceased to be a subsidiary of the Bank.

In the context of the regulatory approval of the Transaction, the RBI ordered that we divest our 100 percent stake in HDFC Education and Development Services Private Limited (“HDFC Edu”) no later than two years following completion of the Transaction (i.e., by July 1, 2025). In furtherance of this direction, we initiated a sales process using the Swiss challenge method (i.e., a bidding process in which interested parties present a bid to the seller, who then calls for counter bids). On October 18, 2024, we completed the sale of 182 million equity shares of face value Rs. 10 each of HDFC Edu, corresponding to 91 percent of its paid-up share capital, to Vama Sundari Investments (Delhi) Pvt. Ltd. (“Vama Sundari”), for an aggregate consideration of Rs. 1,747.2 million. Accordingly, HDFC Edu ceased to be a subsidiary of the Bank, effective October 18, 2024. On December 20, 2024, we completed the sale of the balance of 18 million equity shares of face value Rs. 10 each of HDFC Edu, corresponding to 9 percent of the paid-up share capital of HDFC Edu, to Vama Sundari, for an aggregate consideration of Rs. 172.8 million.

In relation to the Transaction, the Bank had made applications to the RBI seeking certain forbearances and clarifications regarding the requirements applicable to HDFC Bank, as a combined entity, and its subsidiaries from completion of the Transaction, and we continue to engage with the RBI on some of these matters. The RBI has granted certain forbearances and clarifications which are largely operational and in line with applicable regulations. For more detail about RBI requirements as they apply to us following completion of the Transaction, see “Risk Factors—Risks Relating to Our Structure and the Transaction—We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs.”

Separately, as part of updated regulations relating to NBFCs issued in 2021, the RBI has mandated the listing of so-called “upper layer” NBFCs within three years of such designation. As a result, HDBFSL was required to conduct an initial public offering (“IPO”) and list its equity shares by September 2025, which IPO would include the sale of a portion of our stake in HDBFSL. The Board approved the initiation of this process on July 20, 2024. On October 19, 2024, the Board approved the Offer for Sale (“OFS”) of such number of equity shares of face value Rs. 10 each of HDBFSL aggregating up to Rs. 100 billion held by the Bank (subject to any revisions to such amount as may be permissible under applicable law), in the proposed IPO, subject to applicable law, market conditions, receipt of necessary approvals/ regulatory clearances and other considerations. Accordingly, on July 2, 2025, the equity shares of HDBFSL were listed on the BSE Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”). As part of the IPO by HDBFSL, we sold equity shares of HDBFSL aggregating to Rs. 100 billion and HDBFSL raised funds amounting to Rs. 25 billion. Following the IPO, we hold 74.7 percent of the outstanding equity share capital of HDBFSL and HDBFSL continues to be a subsidiary of the Bank, in compliance with the provisions of the applicable regulations.

Furthermore, we may be required to further reduce our ownership in HDBFSL to a potentially minority stake. The RBI issued a draft circular on October 4, 2024 aimed at eliminating any overlap in business activities between a bank and its group entities (the “2024 Draft Circular”). Currently, HDBFSL offers the same products as us and certain of our subsidiaries. The 2024 Draft Circular is subject to comments from the industry and the public and its final version may be subject to change. If implemented as currently drafted, we understand that we will be required to decrease our ownership in HDBFSL to less than 20 percent of its equity capital (or any such higher percentage with prior RBI approval) within a period of two years from the date on which the 2024 Draft Circular come into effect in order to continue offering overlapping products. Any divestment by us will need to comply with applicable laws, including the SEBI SAST Regulations.

For a listing of our subsidiaries, please see Exhibit 8 “List of Subsidiaries of HDFC Bank Limited” of this annual report on Form 20-F.

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

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

We have a strong brand presence and extensive reach through a large distribution network

We are focused on offering a comprehensive range of financial products and solutions tailored to meet the diverse needs of our customers. We are driven by our core values: customer focus, operational excellence, product leadership, sustainability, and people. This has helped us grow and achieve our status as one of the largest private sector banks in India, while delivering value to our customers, stakeholders, the Government, employees and the community at large. The Transaction further strengthened our positioning as a financial services conglomerate with the addition of insurance and mutual funds institutions as our subsidiaries. Since then, we have leveraged the significant complementarities between HDFC Bank and HDFC Limited, thereby strengthening the HDFC Bank brand.

We believe HDFC Bank is one of the most trusted and preferred bank brands in India. We were acknowledged as “Best Retail Bank in India” at the Global Excellence in Retail Finance Awards 2025 by The Asian Banker. We were also acknowledged as “India’s Best for HNW” at the Euromoney Private Banking Awards 2025, “Best Private Bank in India” at the Global Private Banking Awards 2024, “Best Performance on Growth (Private Sector—Large Bank)” at the 2nd ICC Emerging Asia Banking Conclave and Awards 2024 and “India’s Leading Private Bank (Large)” at the Dun & Bradstreet BFSI & FinTech Summit 2025, among others. We have capitalized on our strong brand presence by establishing an extensive banking network throughout India, serving a broad range of customers in metro, urban, semi-urban and rural regions. As of March 31, 2025, we had 9,455 branches and 21,139 ATMs/CDMs in 4,150 cities and towns and over 96.9 million customers, and of our total branches, 50.7 percent were in the semi-urban and rural areas. In addition, we had 15,399 business correspondents, which were primarily manned by CSCs. Our extensive branch network is further complemented by our digital platforms, including internet banking, mobile banking, WhatsApp banking and phone banking solutions, to provide our customers with a lifestyle banking experience, which is organized into seven categories: Pay, Save, Invest, Borrow, Shop, Trade and Insure. Our focus is on delivering a highly personalized multi-channel experience to our customers.

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

Our retail banking products include deposit products, retail loans (such as vehicle and personal loans), and other products and services, such as private banking, depository accounts, foreign exchange services, distribution of third-party products (such as insurance and mutual funds), bill payments and sale of gold and silver bullion. In addition, we are the largest credit card issuer in India with 23.8 million cards outstanding as of March 31, 2025. Since completion of the Transaction, we are directly engaged in providing housing loans. With respect to wholesale banking, we offer a wide range of commercial and transactional banking services to businesses and organizations of all sizes. Our services include working capital finance, term lending, project finance, trade services, supply chain financing, transactional services, cash management as well as other services. Our product offerings include documentary credits and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products, services such as custodial and clearing bank services and correspondent banking and, since completion of the Transaction, construction finance. We have made significant inroads into the banking consortia of a number of leading Indian corporates, including multinationals. We believe our large scale and low cost of funding enable us to pursue high-quality wholesale financing opportunities competitively and at an advantage compared to our peers. We collect taxes for the Government and act as bankers to companies in respect of issuances of equity shares and bonds to the public. Our NBFC subsidiary, HDBFSL, offers loan and asset finance products including tractor loans, consumer loans and gold loans, as well as business process outsourcing solutions such as form processing, document verification, contact center management and other front- and back-office services. Since completion of the Transaction, we provide long-term life insurance solutions via our subsidiary HDFC Life and a complete range of general insurance products via our joint venture, HDFC ERGO. We also offer a comprehensive suite of savings and investment products via our subsidiary HDFC AMC, and we provide real estate private equity financing through our subsidiary HDFC Capital.

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

We have achieved synergies through the Transaction

Following the successful completion of the Transaction, we have grown our housing loan portfolio and enhanced our customer base, benefiting from HDFC Limited’s technological capabilities to evaluate the credit worthiness of customers and its former offices to market its products and services across India. Since the completion of the Transaction, we are directly engaged in providing housing loans, which has enriched our product suite to our existing and new customers. Home loan customers are typically retained for a longer time than our other retail customers and we are now able to make product and service offerings to a sizeable customer base, including customers of HDFC Limited that had not done banking with us prior to the Transaction. In addition, over time, we expect to reduce the proportion of our exposure to unsecured loans and benefit from a larger balance sheet and capital base, which would allow us to underwrite larger ticket loans and also enable a greater flow of credit into the Indian economy. More secured and long-tenure products are expected to strengthen our robust asset portfolio mix. Further, the RBI has granted us a forbearance so that we may achieve our enhanced post-Transaction PSL requirements over a three-year period, in three equal tranches. The adjusted net bank credit (“ANBC”) may be calculated by considering only one-third of outstanding loans of HDFC Limited along with our ANBC for the first year post-Transaction, two-thirds in the second year and the full amount after three years.

We have achieved strong and healthy financial performance while preserving a stable asset quality during our growth

On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resulting increase in market penetration through our extensive branch network, our assets grew from Rs. 25,755.6 billion as of March 31, 2023, to Rs. 44,118.6 billion as of March 31, 2024 (after acquiring Rs. 12,273.1 billion in assets in the Transaction) and to Rs. 48,187.7 billion as of March 31, 2025. Our net interest margin was 3.8 percent in fiscal year 2024 and 3.7 percent in fiscal year 2025. Our net interest margins decreased in fiscal year 2024 as a result of the Transaction because HDFC Limited had a relatively lower-yielding asset product mix and a relatively higher cost of funds compared to the Bank, and in fiscal year 2025, they were marginally lower than in fiscal year 2024. Our total deposits stood at Rs. 27,111.0 billion as of March 31, 2025 and current and savings account deposits as a percentage of our total deposits were 34.8 percent as of March 31, 2025. The strong current and savings account profile that we had prior to the Transaction enables us to tap into a low-cost funding base. The deposit base we acquired in the Transaction was comprised entirely of relatively higher-cost term deposits. We believe that we can additionally tap into the acquired customer base, a significant part of which did not bank with us as of the date of completion of the Transaction, and to whom we can offer our low-cost deposit products. The housing loan portfolio, comprising secured and long-tenure products, acquired in the Transaction strengthens our robust asset portfolio mix.

In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a healthy asset quality. We continue to have low levels of non-performing customer assets as compared to the average levels in the Indian banking industry. Our gross non-performing customer assets as a percentage of total customer assets was 1.3 percent as of March 31, 2025. Our net income has increased from Rs. 622.7 billion for fiscal year 2024, which included nine months of results post-completion of the Transaction to Rs. 673.5 billion for fiscal year 2025. Net income as a percentage of average total shareholders’ equity reduced by goodwill and intangible assets was 15.3 percent in fiscal year 2024 and 13.4 percent in fiscal year 2025 and net income as a percentage of average total tangible assets was 1.8 percent in fiscal year 2024 and 1.7 percent in fiscal year 2025. We believe the combination of strong net income growth, robust deposit-taking, low-cost deposit products and prudent risk management has enabled us to generate attractive returns on capital.

We continue to advance our technology platforms

Information technology and our advanced platforms remain key enablers of the Bank, driving innovation, customer satisfaction, and efficiency across all operations. Over the past year, we have made further progress in strengthening our IT infrastructure, including the modernization of core systems, enhancement of digital channels, and deeper integration of data analytics. These advancements aim to ensure seamless, secure, and resilient experiences for our customers.

We believe that our commitment to adopting cutting-edge technologies continues to provide us with a competitive advantage, enabling us to deliver tailored solutions and personalized services across customer touchpoints. Our focus on digital transformation, data-driven insights, and cybersecurity has contributed to improved operational efficiency and enhanced customer trust.

By leveraging advanced technologies, we have built a robust, modular, and scalable platform that supports the Bank’s growth and adapts to evolving regulatory and market requirements. As we move forward, we believe our technology platforms will continue to play a pivotal role in delivering long-term value to our customers and stakeholders, and in maintaining our leadership in digital banking.

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

Our leadership team brings together a diversity of talent and a wealth of experience. Many of the members of our management have had a long tenure with us, which gives us a deep bench of experienced managers. They have substantial experience in banking or other industries and share our common vision of excellence in execution. Having a management team with such breadth and depth of experience is well suited to leverage the competitive strengths we have already developed across our large, diverse and growing branch network as well as allowing our management team to focus on creating new opportunities for our business. Additionally, the experienced leadership team of HDFC Limited has been integrated into our leadership team ensuring a seamless transition and operation of the business of the former entity. As the world becomes increasingly digital, our management team intends to steer the Bank to leadership in this emerging domain with innovative products and services. See also “Management.”

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

We continue to focus on Government agency business. We are a leading bank in collection of direct and indirect taxes. We have partnered with center, state, district and local level administrations leveraging technology to offer right fit solutions. We have facilitated digitalization of payments associated with the land acquisition process, facilitated transfer of funds from the Central Government to various beneficiaries under the aegis of various schemes, revamped product offerings for defence pensioners and undertaken more initiatives in this business segment.

Innovation has been a constant theme across our Payments Business. We introduced several new products and payment platforms. The MyCards platform is a one-stop platform for managing our credit cards, debit cards, consumer durable loans and FASTag. SmartHub Vyapar, an integrated payment, banking and business solution caters to the daily needs of merchants and helps them drive business growth. Given our franchise on the issuance as well as the acceptance side, our Bank also leverages its network of consumers and merchants to enable affordability solutions. We also have a consumer finance program helping consumers to purchase goods and services complimenting their lifestyle.

Our lending activities to micro, small and medium enterprises (“MSMEs”), transportation, agriculture and microfinance groups play a significant role in meeting our priority segment obligations. While we have presence across all states, we are now going in a more granular manner to target districts. We also continue to pursue agricultural financing. We are digitizing customer touchpoints, document collection processes and sales services. We have enabled self-service digital capabilities across all our branches.

In the retail assets space, our strategy is to continually enhance digital offerings across all our retail assets, do this at prices attuned to our risk appetite and consistently maintain our portfolio quality. We expect to continue our focus on digital distribution and increase the unassisted sourcing through Xpress Personal Loan, Xpress Business Loan, Xpress Auto Loan and Loan Against Shares / Mutual Funds. We continuously strive to acquire new to bank customers with our wide range of asset offerings. The Transaction has enabled us to offer Housing loans to our existing and new customers. Post-Transaction, turnaround time has improved significantly. HDFC Limited’s strength of connecting with customers in person is an added benefit. Following the Transaction, we have launched and expanded our product basket through banking surrogate programs. We believe that the fundamental demand for housing will continue to be strong in the long run in India due to a favorable environment.

Within wholesale banking while our focus is on holistic corporate engagement, we are also focusing on new to bank acquisitions through engagement with large corporates, targeting Government undertakings and multinational corporations to expand our reach. We aim to capitalize on the Government infrastructure push and Production Linked Incentive scheme (“PLI”) which will open up incremental opportunity for the banking sector. We have also put in place a liability strategy to improve wallet share through our transaction banking solutions. We are on the path of strategic digital transformation by enhancing Employee Experience (“EX”), Customer Engagement (“CE”) and creating an ecosystem for seamless banking. We are enhancing Employee Experience through the launch of platforms enabling an end-to-end journey for the relationship managers, actionable analytics, pricing intelligence and dashboard automation. On the customer front, we are progressing on the path of shifting from a product focus to an ecosystem approach and investing in enabling ERP integration across functions. As part of our digital transformation strategy, we have launched the Supply Chain Finance (“SCF”) Underwriting & Onboarding platform to ease the anchor client’s counterparty onboarding process and provide credit decisioning in less than 30 minutes from application submission. The Transaction has enabled us to offer Construction Finance facilities mainly to well-established borrowers with a strong track record. This business largely covers the rental discounting business as well as construction finance. In addition to pure construction finance facility, we are also financing Greenfield under-construction commercial office space with developers that have a proven track record. We expect the construction finance facilities to get converted into low-risk lease rental discounting facilities.

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

Shift Right: A Customer-Centric Evolution

HDFC Bank’s “Shift Right” strategy marks a deliberate evolution from a product-centric to a customer-centric digital banking model, focused on delivering hyper-personalized, accessible, and secure financial experiences. Our commitment to customer-centric innovation is guided by AI-augmented insights, modern architecture, and inclusive design principles.

We continue to leverage advanced analytics, artificial intelligence (“AI”), and machine learning (“ML”) to better understand customer needs, personalize offerings, and ensure privacy and security across interactions. Our core banking systems have been significantly modernized with cloud-native infrastructure and microservices-based application programming interfaces (“APIs”), enabling scalable, resilient, and seamless customer journeys.

We believe we have built a robust API orchestration layer that supports secure data flows and platform integration across our ecosystem, facilitating Banking-as-a-Service (“BaaS”) offerings. This has allowed us to embed our financial products into third-party channels and fintech platforms, enhancing reach and convenience.

As part of our broader AI strategy, the Bank has initiated the development of a centralized Generative AI (“GenAI”) platform. This initiative is focused on establishing secure and compliant usage of GenAI technologies within defined business areas, supported by a governance framework. The approach emphasizes reusability and operational efficiency, with implementation aligned with enterprise priorities.

Key initiatives and platforms launched or scaled during fiscal year 2025 that we believe demonstrate our customer-first, technology-led strategy include:

1.

PayZapp: Strengthened with a revamped user interface and user experience and enhanced security, PayZapp is a comprehensive digital payments solution. It supports a wide range of use cases, including QR payments, bill payments, UPI and card based transactions—all within a single application.

2.	SmartHub Vyapar: Continues to empower MSMEs with a one-stop digital solution for collections, invoicing, and banking, including instant merchant onboarding and omnichannel payment capabilities.

3.	Smart Saathi: A digital distribution platform that connects business correspondents and facilitators to the Bank, promoting deeper financial inclusion and last-mile reach.

4.	Xpress Car Loan (“XCL”): Now the largest digital car loan origination platforms in India, enabling paperless, touchless, and 30-minute loan disbursals even for new-to-bank customers.

5.

HDFC Bank One (Customer Experience Hub): An AI/ML-powered conversational platform integrating customer service touchpoints across voice, chat, interactive voice response (“IVR”), and agent channels—delivering seamless and intelligent support nationwide.

6.

SmartWealth, Dukandar Dhamaka, BizXpress: Digital-first platforms focused on investment access, merchant engagement, and small and medium enterprises (“SME”) lending, tailored to the needs of diverse customer segments.

7.

Phased Rollout of New Mobile Banking and Net banking Platforms: In fiscal year 2025, we commenced the rollout of our completely redesigned Mobile Banking and Net banking platforms, built on modern, secure and scalable architecture. We believe these platforms offer a vastly improved user experience and enhanced personalization. These platforms include various security controls.

Our technology and transformation efforts are driven by a “Factory” model, comprising:

•

Digital Solutions Group (“DSG”)—This integrated unit enhances collaboration between the Bank’s Business Channels/Product Teams and our Engineering Factories, along with other core technology teams, to enrich experiences and journeys with HDFC Bank products and services for existing and potential customers.

•

Enterprise Factory and Competencies—This unit bridges core IT systems with the cloud-native experiences designed and built through the digital factory. It focuses on Data Engineering, API Factory, Experience Factory & Mobility Factory, Enterprise Factory In-House Applications (“IHA”), and Programs Delivery. This unit is also responsible for the end-to-end architecture of all applications, enabling experiences on the engagement layer through APIs and microservices, and advancing data engineering capabilities.

Overall, the recent strategic pivot by the Tech & Digital function from reliance on large-scale strategic partners towards in-house solution development through the “Factory” model further aligns with our long-term objectives and brings focus to our sustainability, architecture, and talent areas. In sustainability, we continue to invest in infrastructure, governance, and security, which aim to ensure readiness and compliance with regulatory expectations. In architecture, we remain focused on seamless system integration and effective data flow management while adhering to enterprise standards. On the talent front, we continue to build workforce capabilities and strengthen talent attraction and retention to support the expanded scope and pace of delivery.

These initiatives reflect our long-term vision to embed banking into customers’ lives through contextual, intelligent, and secure digital experiences—making HDFC Bank future-ready while staying deeply customer-focused.

Expand our market share in India’s growing banking and financial services sector

In addition to benefiting from the overall growth in India’s economy and financial services industry, we believe we can increase our market share by continuing to focus on our competitive strengths, including our strong brand, our diverse product offering and our extensive banking outlet and ATM networks, to increase our market penetration. We believe we can expand our market share by focusing on developing our digital offerings to target mass markets across India. We believe digital offerings will position us well to capitalize on growth in India’s banking and financial services sector, arising from India’s emerging middle class and growing number of bankable households. Our key indigenous digital products such as XCL, 10 Second Personal loans, digital loan against shares, and digital loan against mutual funds, among others, enable not only our existing customers but also new bank customers to avail loans in a seamless manner. These initiatives address the needs of the growing population of digital savvy customers. We believe we can also capture an increased market share by expanding our branch footprint, particularly by focusing on rural and semi-urban areas. As of March 31, 2025, we had 9,455 branches and 21,139 ATMs/CDMs in 4,150 cities and towns. In addition, we had 15,399 business correspondents, which were primarily manned by CSCs. Aligned with the Bank’s core value of product leadership, we have strategically strengthened our approach to managing and expanding our retail distribution network. Our expansion strategy follows a focused and data-driven methodology, wherein potential locations are carefully identified with a dual objective: promoting financial inclusion and achieving deeper market penetration. By targeting regions with high business potential, we are systematically increasing our footprint through the addition of new branches, ATMs/CDMs, and business correspondents across the country. This strategic expansion is designed to not only enhance accessibility and customer reach but also to drive sustainable growth in market share and overall profitability.

The Transaction further strengthens our positioning as a financial services conglomerate by adding insurance and mutual funds institutions as the Bank’s subsidiaries. Prior to the Transaction, we were a distributor for some of the products that we acquired as a consequence of the Transaction, such as insurance products and mutual funds. Now, we, inter alia, bring together significant complementarities between our Bank and HDFC Limited and are poised to create meaningful value for our stakeholders from increased scale, comprehensive product offering, balance sheet resiliency and ability to drive synergies across revenue opportunities, operating efficiencies and underwriting efficiencies.

Following the successful completion of the Transaction, we have grown our housing loan portfolio and enhanced our customer base, benefiting from HDFC Limited’s technological capabilities to evaluate the credit worthiness of customers and its former offices to market its products and services across India. Since the completion of the Transaction, we are directly engaged in providing housing loans, which has enriched our product suite to our existing and new customers. Home loan customers are typically retained for a longer time than our other retail customers and we are now able to make product and service offerings to a sizeable customer base, including customers of HDFC Limited that had not done banking with us prior to the Transaction. More secured and long-tenure products are expected to strengthen our robust asset portfolio mix.

Continued Investments in Technology to Advance Our Digital Strategy

HDFC Bank continues to make strategic investments in technology to enhance agility, security, and customer-centricity in an evolving regulatory and digital landscape. Our digital strategy is built on resilient infrastructure, embedded intelligence, and collaborative innovation with national platforms and regulators.

Key initiatives from fiscal year 2025 include:

1.	Account Aggregator (“AA”) Integration

We have expanded our role within the AA framework, enabling secure, consent-based data sharing across the financial ecosystem. This empowers customers with unified visibility of their financial holdings and supports use cases like smarter credit underwriting, personal finance management, and investment advisory.

One of the key offerings under this framework is SmartWealth, our digital investment and portfolio management platform. Built to democratize wealth management, SmartWealth consolidates a user’s financial data from multiple sources using AA, and provides automated portfolio tracking, real-time insights, and simplified investment journeys. The platform supports one-click execution across products like mutual funds, fixed deposits, and insurance—helping users make informed financial decisions.

2.	Collaboration with RBI Innovation Hub, Regulatory Sandbox and CBDC Pilot Program

The Bank continues to engage closely with the RBI Innovation Hub and has participated in sandbox use cases exploring AI-based early warning systems, fraud detection models, and inclusive credit decisioning tools. These initiatives align with our vision of using emerging technologies to meet compliance goals while enhancing customer protection and risk mitigation. The Bank also continues to participate in the RBI’s Digital Rupee Pilot Program, which was launched in November 2022. The Central Bank Digital Currency (“CBDC”), or Digital Rupee as it is popularly known, is the digital, secure, faster, and more inclusive version of the paper-note Indian Rupee, which strengthens privacy as the personal information of the payer is not exposed upon making payments.

These investments reflect our belief that regulatory alignment and innovation can coexist, and that building digitally native systems not only enhances customer experience but also strengthens the financial ecosystem.

Cross-sell our broad financial product portfolio across our customer base

We are able to offer our complete suite of financial products across our network, including in rural locations. Further, as a result of the Transaction, we have acquired a significant customer base that did not bank with us as of the completion date, and to whom we can offer our products and services. By matching our broad customer base with our ability to offer our complete suite of products (from banking to insurance and mutual funds, through our subsidiaries) to both rural and urban customers, we believe that we can continue to generate organic growth by cross-selling different products by proactively offering our customers complementary products as their relationships with us develop and their financial needs grow and evolve.

Maintain strong asset quality through disciplined credit risk management

We have maintained high-quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our gross non-performing customer assets as a percentage of gross customer assets was 1.3 percent as of March 31, 2025. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.

Maintain a low cost of funds

We believe we can maintain a relatively low-cost funding base, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. The strong current and savings account profile that we had prior to the Transaction continues and enables us to tap into a low-cost funding base. We believe that we can additionally tap into the acquired customer base, a significant part of which did not bank with us as of the completion date, and to whom we can offer our low-cost deposit products. Our non-interest-bearing current and low-interest-bearing savings account deposits were 34.8 percent of our total deposits as of March 31, 2025. Our average cost of funds (including equity) was 4.0 percent in fiscal year 2024 and 4.1 percent in fiscal year 2025. HDFC Limited had a relatively higher cost of funds compared to the Bank resulting in higher average cost of funds for fiscal years 2024 and 2025.

Embed ESG principles within our wider business strategy

We include environmental, social and governance (“ESG”) factors in our business strategy, including in the design of our products and services and the implementation of our processes and policies. Our ESG strategy, which seeks to create value for all stakeholders, focuses on climate change, community and society, along with certain practices related to customers and suppliers, lending, procurement and governance. We have a board-level Corporate Social Responsibility and ESG Committee with oversight of our sustainability and climate change initiatives, and the Board has approved an ESG policy framework to identify and mitigate the Bank’s climate change-related risks. In fiscal year 2022, we committed to becoming carbon neutral with respect to direct emissions from our operations by fiscal year 2032 and are putting in place an implementation framework to achieve carbon neutrality, including continuing our investments in renewable energy and energy efficiency projects to lower our carbon footprint. Other initiatives to reduce ESG risks include initiatives in digital banking, contributions to tree planting targets, green building and managing greenhouse gas emissions through various initiatives, including those related to reducing our energy consumption and increasing our procurement and use of renewable energy.

With increasing focus on formalizing climate change risk management and enhancing related disclosures, some stakeholders are also placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. We continue to monitor the impacts of climate change risks on our business, including as the result of regulatory developments, changing market practices and the transition to a low carbon economy, and to accelerate the development of our climate risk management capabilities. Developments in data collection and assessment and methodologies are expected to continue to help improve and enhance our measurement and reporting of climate change risks and financed emissions. We are exploring frameworks to model and assess climate risks. We also continue our efforts to acquire granular data and test tools for climate risk assessments and to adopt suitable methodologies to analyze exposures under different climate scenarios through suitable partnerships—including exploring options to tie up or collaborate with data providers.

The evaluation of environmental and social (“E&S”) risks is also an integral part of our overall credit appraisal and approval process. The ESG Risk Management framework requires an assessment of environmental, health, social, safety and climate change risks, in addition to other risks, as part of the overall credit appraisal process. Thorough E&S due diligence is undertaken for loan proposals above the defined credit exposure thresholds, including direct customer loans (exceeding Rs. 1 billion), wholesale loans (ranging from Rs. 500 million to 1 billion), supply chain finance, offshore, and capital market loans (exceeding Rs. 500 million), as well as loans to banks, financial institutions, or NBFCs (exceeding Rs. 500 million). In addition, we are increasingly emphasizing green financing solutions and tailoring the Bank’s portfolio towards climate-sensitive financing and companies with appropriate risk assessment systems and processes.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking, treasury services and insurance services. The following table sets forth our net revenue, comprising net interest revenue after provision for credit losses and net non-interest revenue attributable to each area for the last three fiscal years:

	Years ended March 31,
	2023			2024			2025
	(in millions, except percentages)
Retail banking	Rs.	808,952.1	71.5%	Rs.	960,249.9	51.8%	Rs.	1,087,720.1	US$	12,732.3	49.7%
Wholesale banking		305,947.4	27.1%		325,808.4	17.6%		347,747.9		4,070.5	15.9%
Treasury services		16,261.7	1.4%		32,497.2	1.8%		53,989.1		631.9	2.5%
Insurance services					504,724.6	27.2%		655,716.0		7,675.4	29.9%
Others					30,591.1	1.6%		44,955.0		526.2	2.0%
Net revenue	Rs.	1,131,161.2	100.0%	Rs.	1,853,871.2	100.0%	Rs.	2,190,128.1	US$	25,636.3	100.0%

We derive almost all of our revenue from our operations in India. Our revenue from our overseas operations is not material.

Retail Banking

Overview

We consider ourselves a one-stop shop for the financial needs of our customers. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, payment wallets, third-party mutual funds and insurance products, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, the market segment, our organization structure and our internal business reporting mechanism. Such grouping ensures optimal utilization and deployment of specialized resources in our retail banking business. Since completion of the Transaction, we are directly engaged in providing housing loans. We also have specific products designed for lower-income individuals through our Sustainable Livelihood Initiative. Through this initiative, we reach out to the un-banked and under-banked segments of the Indian population in rural areas. We actively market our services through our banking outlets and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We follow a multi-channel strategy to reach out to our customers bringing to them choice, convenience and what we believe to be a superior experience. Innovation has been the springboard of growth in this segment and so has a strong focus on analytics and customer relationship management, which we believe has helped us to understand our customers better and offer tailor-made solutions. We further believe that these factors lead to better customer engagement. Our newly launched digital platform, HDFC Bank XpressWay offers a range of products and services digitally. It currently offers over 40 banking products, including loans, credit cards, account opening, investments, pre-approved banking offers as well as multiple value-added services.

As of March 31, 2025, we had 9,455 branches and 21,139 ATMs/CDMs in 4,150 cities and towns. In addition, we had 15,399 business correspondents, which were primarily manned by CSCs. We also provide telephone, internet and mobile banking to our customers. We plan to continue to expand our banking outlet and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, housing loans, two-wheeler loans, credit cards and loans against securities. Our retail loans increased from Rs. 19,590.4 billion as of March 31, 2024 to Rs. 21,531.6 billion as of March 31, 2025. These retail loans, of which 19.5 percent were unsecured, constituted 75.2 percent of our gross loans as of March 31, 2025. Apart from our banking outlets, we use our ATMs, telephone banking, internet banking and mobile banking to promote our loan products. We perform our own credit analysis of the borrowers and the value of the collateral if the loan is secured. See “—Risk Management—I. Banking—Credit Management—Retail Credit.” We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral, in most cases we obtain debit instructions or Automated Clearing House (“ACH”) transfers through the electronic clearing systems covering repayments at the time a retail loan is made. Our unsecured personal loans, which are not supported by any collateral, are a greater credit risk for us than our secured loan portfolio. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher contracted interest rate since they carry a higher credit risk as compared to secured loans. See also “Risk Factors—Credit Risks—Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance.”

The following table shows the gross book value and percentage share of our retail credit products:

	At March 31, 2025
	Value (in millions)				% of Total Value
Retail Assets:
Auto loans	Rs.	1,550,907.4	US$	18,154.1	7.2
Personal loans/Credit cards		3,426,193.3		40,105.3	15.9
Retail business banking		4,967,690.0		58,149.2	23.1
Commercial vehicle and construction equipment finance		1,862,193.6		21,797.9	8.6
Housing loans		7,141,179.0		83,591.0	33.2
Other retail loans		2,583,402.1		30,240.0	12.0
Total retail loans	Rs.	21,531,565.4	US$	252,037.5	100.0

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

We offer credit cards on VISA, MasterCard, Diners Club and RuPay platforms under the classification of corporate cards, business cards, co-brand cards, premium retail cards and super premium retail cards. We had approximately 20.6 million and 23.8 million cards outstanding (i.e., total credit cards in circulation) as of March 31, 2024 and March 31, 2025, respectively.

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

The Active-Active architecture further improves the availability and resilience of our applications. We have 11 critical applications for which Active-Active architecture has been implemented. With this mechanism in place, data is replicated to both primary and secondary sites at the same time, which allows for a seamless failover to the secondary site in a very short time.

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

The Bank enhanced its UPI processing capacity by 40 percent in fiscal year 2025 to support the growing volume of digital transactions. In net banking, a concurrency capacity of 90,000 users is currently maintained. To accommodate rising usage and new user onboarding, an additional concurrency capacity of 20,000 users was added during fiscal year 2025 in support of seamless digital banking access. This has been a significant step as most of our customers now rely on our digital channels for banking needs. Disaster Recovery (“DR”) drills are conducted periodically across all critical platforms as part of our operational resilience framework. Additionally, network and security upgrades are carried out on a periodic basis, driven by factors such as capacity upgrades, technology obsolescence, and the mitigation of identified vulnerabilities. In fiscal year 2025, the Bank significantly enhanced its DR capabilities by reducing the Recovery Time Objective (“RTO”) to as low as 30 minutes across critical applications and bringing Recovery Point Objective (“RPO”) for 10 applications to near zero. DR automation was deepened to manage configuration drift and simulate failover scenarios, while several key systems were refactored into an “Active-Active” architecture.

For more information on our cybersecurity framework, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cybersecurity”.

Retail Business Banking

We address the borrowing needs of the community of small businessmen primarily located within the servicing range of our banking outlets by offering facilities such as credit lines, term loans for expansion or addition of facilities and discounting of receivables. We classify these business banking loans as a retail product. Such lending is typically secured with current assets as well as immovable property and fixed assets in some cases. We also cover some of these loans under Government guarantee schemes such as the Credit Guarantee Trust for Micro and Small Enterprises (“CGTMSE”), among others. We also offer letters of credit, guarantees and other basic trade finance products, foreign exchange and cash management services to such businesses.

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

Housing Loans

Prior to the Transaction, we provided home loans through an arrangement with our principal shareholder HDFC Limited, under which we sourced loans for HDFC Limited through our distribution channels. The loans were booked by HDFC Limited and we had a right, but not an obligation, to purchase up to 70.0 percent of the home loans sourced under this arrangement. Upon completion of the Transaction, on July 1, 2023, we acquired a housing loans portfolio of Rs. 5,241.9 billion from HDFC Limited. There was a smooth and seamless integration of this business into our Bank. Since completion of the Transaction, we are directly engaged in financing the purchase and construction of residential houses. We offer a wide range of loans at floating interest rates to low, middle and high income salaried and self-employed segments, including professionals, for the financing of housing property purchases through builders and development authorities, resales and own construction, residential plot purchases and construction thereon. We also offer loans to extend or add space to existing homes and to carry out enhancements or renovations of existing homes. We also cater to the affordable housing and rural housing segments. Our primary objective is to enhance the residential housing stock in India through the provision of housing finance in a systematic and professional manner, and to promote home ownership.

In addition to our general promotional efforts, we specifically market our product and customer offerings at various customer touch points such as our banking outlets authorized direct sales agents and, through other lending businesses of the Bank. We also market our products through outbound and inbound calls with customers, as well as through our digital touch points. Our home loan customers also enjoy the benefit of a strong suite of financial products and solutions that the Bank offers, like credit cards, consumer durable loans, wealth products, and insurance. Having established our presence in this business over four decades, we believe we have consistently been a market leader and are well-equipped to serve the housing finance needs of customers across all segments.

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

Loan Assignments

We purchase loan portfolios, generally in India, from other banks, financial institutions and financial companies, which are similar to asset-backed securities, except that such loans are not represented by pass-through certificates (“PTCs”). Some of these loans also qualify toward our directed lending obligations.

Agri & Allied Finance

Under Agri & Allied Finance (formerly referred to within the Bank as the Kisan Gold Card scheme), funds are extended to farmers in accordance with the RBI’s Kisan Credit Card scheme, which is aimed at financing agricultural and related credit requirements. The Agri & Allied Finance is a credit facility of a specified amount, which is offered to farmers to finance certain requirements, including the production of crops, post-harvest repair and maintenance expenses, miscellaneous consumption needs, and allied agricultural activities, such as, among others, animal husbandry (dairy and poultry) and fisheries. In addition to loans for recurring needs, long-term investment loans are granted for purposes including the purchase of farm machinery, establishing warehouse/logistical facilities and land development activities, such as the digging of tube wells, installation of irrigation sprinklers, construction of post-harvest management infrastructure and community farming assets like custom hiring centers, the purchase of drones, packaging, assaying and sorting grading units, primary processing centers, and sheds for animals.

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

Through our knowledge of rural customers’ preferences, we have established a strong footprint in rural areas and we are able to impact the lives of thousands of rural people, making banking accessible to areas which lack formal sources of financial services, including credit. Our focus in rural markets is not only to increase credit uptake, but also to strengthen relationships with rural customers by empowering them. In addition to advising farmers on their financial needs, we are increasingly focusing on educating them on the benefits of various governmental and regulatory schemes, such as crop insurance, interest subvention, the agriculture infrastructure fund, National Livestock Mission, Pradhan Mantri Formalisation of Micro Food Processing Enterprises (“PMFME”) and the solar irrigation pump under Pradhan Mantri Kisan Urja Suraksha evam Utthaan Mahabhiyan (“PM KUSUM”).

We also aim to cater to other financial needs of rural customers through appropriate banking products.

Loans Against Gold Jewelry

We offer loans against gold jewelry and ornaments to all customer segments of the Indian diaspora. Gold loans play a crucial role in financial inclusion and allow need-based lending to individuals, entrepreneurs, farmers, and micro businesses in the Indian economy. Such loans are typically offered with different repayment modes, with repayment either at monthly intervals or at maturity. Collateral value is dependent on the market price of the gold and therefore these loans also have margin requirements in the event of a decrease in the value of the gold. Customers may avail themselves of an additional loan in case of an increase in the value of the gold. Lending against gold jewelry is most of the time the last resort for a customer. New businesses without regular cash flows or facing liquidity issues on account of external circumstances beyond their control look at gold loans to tide over their temporary liquidity requirement.

We also offer loans which primarily include loans/overdrafts against time deposits, health care equipment financing loans, tractor loans, education loans and loans to self-help groups.

Retail Deposit Products

Retail deposits provide us with a low-cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 83.0 percent of our total deposits as of March 31, 2025. The following chart shows the book value of our retail deposits by our various deposit products:

	At March 31, 2025
	Value (in millions)				% of total
Savings	Rs.	6,237,816.4	US$	73,016.7	27.7
Current		2,188,736.3		25,620.2	9.7
Time		14,085,841.8		164,881.7	62.6
Total	Rs.	22,512,394.5	US$	263,518.6	100.0

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

As of March 31, 2025, 25.0 percent of our retail deposit customers (managed base) contributed 75.0 percent of our retail deposits.

We also offer special value-added facilities, which provide our customers added value and convenience. These include a savings account that allows for automatic transfers from the savings account to a time deposit account, as well as a time deposit account with an overdraft facility.

Other Retail Services and Products

Debit Cards

We had approximately 54.7 million and 59.3 million debit cards outstanding as of March 31, 2024 and March 31, 2025, respectively. The cards can be used at ATMs, point-of-sale terminals and payment gateways in India and in other countries across the world.

Merchant Acquiring

We provide offline and online acceptance solutions to small, medium and large enterprises for payment acceptance across all form factors like credit and debit cards (Visa/MasterCard/Diners Club/RuPay cards), UPI, multi-bank EMI, multi-bank internet banking and wallets. We had approximately 5.7 million acceptance points as of March 31, 2025.

Individual Depository Accounts

We provide depository accounts to individual retail customers for holding debt and equity instruments. Securities traded on the Indian exchanges are generally not held through a broker’s account or in a street name. Instead, an individual has his or her own account with a depository participant. Depository participants, including us, provide services through the major depositories established by the two major stock exchanges. Depository participants record ownership details and effect transfers in book-entry form on behalf of the buyers and sellers of securities. We provide a complete package of services, including account opening, registration of transfers and other transactions and information reporting.

Mutual Fund Distribution

We are a registered distributor with the Association of Mutual Funds in India (“AMFI”). We engage in distributing mutual fund products to our customers through our staff, who are AMFI certified. We offer units of most large and reputable mutual fund houses in India to our customers. We distribute mutual fund products primarily through our banking platforms, outlets and our wealth relationship managers. We receive trail income on the new business as well as on the existing assets under management.

Insurance Distribution

HDFC Bank is registered as a corporate agent for the solicitation of life, general and health insurance and agriculture insurance business under regulations prescribed by the Insurance Regulatory and Development Authority of India. Currently, we have arrangements with our subsidiary HDFC Life Insurance Company Limited, and two other life insurance companies, namely Tata AIA Life Insurance Company Limited and Aditya Birla Sun Life Insurance Company Limited, our joint venture HDFC ERGO General Insurance Company Limited, and three other general insurance companies, namely Bajaj Allianz General Insurance Company Limited, ICICI Lombard General Insurance Company Limited and Go Digit General Insurance Company Limited, two health insurance companies, namely Aditya Birla Health Insurance Company Limited and Niva Bupa Health Insurance Company Limited, and one agriculture insurance company, named Agriculture Insurance Company of India Ltd. We earn commissions on new premium collected, as well as trail income in subsequent years in certain cases while the policy is still in force, from the above life, general and health insurance companies. Our commission income for fiscal year 2025 included fees of Rs. 19,341.1 million in respect of life insurance business and Rs. 12,813.0 million in respect of non-life insurance business.

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

Corporate Salary Accounts

We offer Corporate salary accounts to employees of corporate and government entities, enabling employees’ salaries to be credited by the entity directly or via the Bank. A salary account is a type of savings account with no minimum balance requirement in lieu of regular salary credits. Benefits, including a premium debit card and complimentary personal accident cover are provided, among others. We also offer salary accounts tailored for employees of the defense and government sector. As of March 31, 2025, these accounts constituted 27.6 percent of our savings deposits by value.

Non-Resident Indian Services

Non-resident Indians (“NRIs”) are an important target market segment for us given their relative affluence and strong ties with family members in India. Our private and premium banking programs in India are also extended to NRI clients. Relationship managers in India facilitate the banking and investment transactions of our NRI clients. Through our overseas branch in Bahrain, we offer deposits, bonds, equity, mutual funds, treasury and structured products offered by third parties to our NRI clients. We also have referral arrangements with product or service providers for NRI clients. Our non-resident deposits amounted to Rs. 1,741.6 billion as of March 31, 2024 and Rs. 2,064.3 billion as of March 31, 2025.

Retail Foreign Exchange

We sell and purchase foreign exchange with retail customers in the form of foreign currency cash, demand drafts, forex cards and wire remittances – both inward and outward. We also carry out foreign currency cheque collections and purchase of traveler’s cheques.

Customers and Marketing

We identify and target distinct market customer segments for our retail financial services. Customers are at the core of all marketing initiatives of the Bank, and we rely on digital and analytics to improve their experience. Digital marketing relies on advanced analytics to identify and offer the right product and services to each customer based on their specific needs. Our investments in AI platforms help us understand customer behavior and preferences in depth and deliver contextual personalized interventions at scale. We use modern marketing tools to reach customers at their preferred channels and provide frictionless digital journeys that allow customers to consume our financial products and services. We execute digital marketing plans at scale and in tandem with traditional marketing channels to provide our customers quick and easy access to all our financial solutions, including loans, deposits and payment solutions.

Marketing has also created a connected customer experience between our physical and digital channels for both Sales and Service using AI and Digital Journey investments.

The “Infinite Smiles” program helps us establish customer-centric actions through improvements in products, services, processes and policies, and enables us to measure customer loyalty through a closed-loop customer feedback system. The insights we receive help us implement changes to further improve customer experiences and strengthen their loyalty.

We also have programs that target other specific segments of the retail market. For example, under our private and premium banking programs, the relationship managers distribute mutual funds and insurance products and provide incidental advice related to these products. We also offer a digital investment platform called “HDFC Bank SmartWealth” which provides customers with access to mutual funds, fixed deposits and more, allowing them to manage their investments online conveniently. Customers interested in alternate products (such as fixed income, private equity, alternate investment funds and structures) or services such as succession planning, trust formation and will writing are referred directly to product and service providers where we have referral arrangements. In addition, we participate in the distribution of government bonds and have referral tie-ups with other corporates and asset management companies (“AMCs”) for customers desirous of availing their products and services that synergize with our businesses. Customers seeking investment advisory services are referred to the Bank’s subsidiary HSL (a registered investment adviser regulated by the SEBI (Investment Advisers) Regulations 2013). Our commission income included income from marketing and distribution of Rs. 17,630.6 million for fiscal year 2024 (which included income from our subsidiary HDFC AMC for the three months ended June 30, 2023, following which this income was eliminated upon consolidation) and Rs. 12,120.6 million for fiscal year 2025, which comprised income for displaying publicity materials at our branches or ATMs, commissions on mutual funds, pension and other investment or saving products and sourcing income.

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

Commercial Banking Products

Commercial Loan Products and Credit Substitutes

Our principal financing products are working capital facilities and term loans. Working capital facilities primarily consist of cash credit facilities and bill discounting. Cash credit facilities are revolving credits provided to our customers that are secured by working capital such as inventory and accounts receivable. Bill discounting consists of short-term loans, which are secured by bills of exchange that have been accepted by our customers or drawn on another bank. In many cases, we provide a package of working capital financing that may consist of loans and a cash credit facility as well as documentary credits or bank guarantees. Term loans consist of short-term loans and medium term loans, which are typically loans of up to five years in duration. In specific cases and based on the merit of the proposal, the tenor of a term loan can be greater than five years. As of March 31, 2025, over 90.0 percent of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the U.S. dollar.

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

Upon completion of the Transaction on July 1, 2023, we acquired a non-individual loans portfolio of Rs. 1,015.0 billion from HDFC Limited. There was a smooth and seamless integration of this business into the Bank. Since completion of the Transaction, we provide construction finance for residential and commercial properties. Construction finance loans are generally fully secured and have full recourse against the borrower.

The following table sets forth the asset allocation of our commercial loans and financing products by asset type. For accounting purposes, we classify commercial paper and debentures as credit substitutes (which, in turn, are classified as investments).

	As of March 31,
	2023		2024		2025		2025

	(in millions)
Gross wholesale loans	Rs.	5,911,512.1	Rs.	7,202,639.3	Rs.	7,107,245.7	US$	83,193.8
Credit substitutes:
Commercial paper	Rs.	—	Rs.	—	Rs.	—	US$	—
Non-convertible debentures		503,187.6		131,458.6		161,147.8		1,886.3
Preferred shares		0.2		28.3		31.8		0.4
Total credit substitutes	Rs.	503,187.8	Rs.	131,486.9	Rs.	161,179.6	US$	1,886.7
Gross wholesale loans plus credit substitutes	Rs.	6,414,699.9	Rs.	7,334,126.2	Rs.	7,268,425.3	US$	85,080.5

While we generally lend on a cash flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2025, approximately 68.8 percent of the aggregate principal amount of our gross wholesale loans was secured by collateral and Rs. 2,220.4 billion in aggregate principal amount of loans were unsecured. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “—Risk Management—I. Banking—Credit Management—Wholesale Credit.”

We price our loans based on a combination of our own cost of funds, market rates, tenor of the loan, our rating of the customer and the overall revenues from the customer and with reference to the applicable benchmark. An individual loan is priced on a fixed or floating rate and the pricing is based on a margin that depends on, among other factors, the credit assessment of the borrower. We are required to follow the system requirements related to the interest rate on advances, issued by the RBI from time to time, while pricing our loans. For a detailed discussion of these requirements, see “Supervision and Regulation—I. Regulations Governing Banking Institutions—Regulations Relating to Making Loans.”

The RBI requires banks to lend to specific sectors of the economy. For a detailed discussion of these requirements, see “Supervision and Regulation—I. Regulations Governing Banking Institutions—Directed Lending.”

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on an ongoing basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2023		2024		2025		2025
			(in millions)
Bill collection	Rs.	11,526,616.0	Rs.	11,536,317.1	Rs.	12,614,218.0	US$	147,655.6
Documentary credits		2,766,993.2		2,688,235.6		2,835,829.2		33,194.8
Bank guarantees		610,568.0		715,671.6		774,917.9		9,070.8
Total	Rs.	14,904,177.2	Rs.	14,940,224.3	Rs.	16,224,965.1	US$	189,921.2

Bill collection: We provide bill collection services for our corporate clients in which we collect bills on behalf of a corporate client from the bank of our client’s customer (i.e., import bill collection). Under the import bill collection system, we receive instructions from the overseas bank/exporter, deal with necessary documents and effect remittances on behalf of our clients. We also provide export collection, where we receive documents from our corporate clients and send such documents to the overseas bank/importer for collection. Once the export collection is realized, we credit our corporate clients’ accounts with the relevant amount.

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

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps in the inter-bank market, broadly to support customer requirements and, to a limited extent, for our own account. The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2023, 2024 and 2025, together with the fair values on each reporting date.

	As of March 31,
	2023				2024				2025				2025
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(in millions)
Interest rate swaps and forward rate agreements	Rs.	3,325,893.2	Rs.	6,032.8	Rs.	3,630,608.3	Rs.	5,326.6	Rs.	5,405,823.4	Rs.	(4,302.0)	US$	63,277.8	US$	(50.4)
Forward exchange contracts, currency swaps, currency options	Rs.	1,786,811.9	Rs.	5,327.2	Rs.	1,595,889.9	Rs.	(2,204.3)	Rs.	2,020,293.7	Rs.	(2,653.0)	US$	23,648.5	US$	(31.1)

Investment Banking

Our Investment Banking Group offers services in the debt and equity capital markets. The group has arranged project financing for clients across various sectors, including telecom, roads, healthcare, energy, real estate and cement. The group advised on aggregate primary debt issuances of over Rs. 906.2 billion worth of rupee-denominated corporate bonds across public sector undertakings, financial institutions and our corporate clients, which positioned us among the top three corporate bond arrangers in the market for fiscal year 2025. In the equity capital markets business, the group is working on various transactions and concluded five initial public offerings including an infrastructure investment trust (“InvIT”) during fiscal year 2025. In the advisory business, we advise clients in the infrastructure, consumer, new economy and digital, financial services, defence and industrials sectors. We also completed a private placement for an InvIT.

Wholesale Deposit Products

As of March 31, 2025, we had wholesale deposits aggregating to Rs. 4,598.6 billion, which represented 17.0 percent of our total deposits. We offer both non-interest-bearing current accounts and time deposits. We are permitted to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 30.0 million), provided the rates booked on a day are the same for all customers of that deposit size for that maturity. See “Selected Statistical Information” for further information about our total deposits.

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

We offer traditional and new age digital banking products and have experienced increasing demand for digital banking services. While we believe that we have been one of the leading banks in the traditional CMS market, we believe that we have also been able to forge a similar position in the new age CMS market, i.e., digital cash management, and we also believe that we have aligned our product offering with changing and dynamic customer needs. Currently, approximately 98.3 percent of our transactions are done on the electronic platform.

Today, we believe that we are a leading service provider of digital banking products with a large share of business across customer segments. We have, thus, been able to reduce our transaction costs while maintaining our fees and float levels.

Clearing Bank Services for Stock and Commodity Exchanges

We are a clearing bank for the cash and derivatives (“F&O”) segment, currency derivatives, commodity derivatives, securities lending and borrowing and other segments for the National Stock Exchange of India Limited (“NSE”), the BSE Limited, the Multi Commodity Exchange (“MCX”), National Commodity and Derivatives Exchange Limited (“NCDEX”), the Indian Energy Exchange (“IEX”), the Indian Gas Exchange (“IGX”) and Power Exchange India Limited (“PXI”), as well as the three exchanges set up in Gujarat International Finance Tec-City (“GIFT City”): NSE International Limited and India International Bullion Exchange IFSC Limited (“IIBX”).

As a clearing bank, we provide the exchanges or their clearing corporations with a means for collecting and making payments as part of settlement obligations to investors through registered brokers and custodians. In addition to benefiting from the current account balances that help reduce our overall cost of funds, we also earn interest, transaction fees and commissions by offering various fund-based and non-fund-based facilities and transactional services to the stock brokers and clearing members. The Bank is also registered as a Trading cum Clearing member of IIBX and is supporting qualified jewelers and suppliers for the facilitation of trade and clearing on IIBX.

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

Our international banking unit, HDFC Bank-IBU, is registered as custodian at the Gujarat International Finance Tec-City International Financial Services Centre (“GIFT IFSC”) with the International Financial Services Centers Authority (“IFSCA”) and provides custody services to clients for securities in GIFT IFSC and overseas securities. Our IBU also acts as custodian for the NSE International Financial Services Centre (“NSE IFSC”) receipts issued against the underlying U.S. securities listed on NYSE or NASDAQ and admitted by the NSE IFSC exchange in GIFT City.

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

Tax Collections and Distribution of Welfare Schemes

Among other banks, we have been appointed by the Government of India to collect direct taxes. In fiscal years 2024 and 2025, we collected Rs. 5,252 billion and Rs. 6,083 billion, respectively, of direct taxes for the Government of India. We are also appointed to collect Goods and Services Tax (“GST”) and other indirect taxes in India. In fiscal years 2024 and 2025, we collected Rs. 3,771 billion and Rs. 5,156 billion, respectively, of such indirect taxes for the Government of India. Also, Rs. 170 billion were collected as taxes for relevant state Governments in fiscal year 2025. We also process e-freight transactions for our customers; volumes processed for fiscal years 2024 and 2025 were Rs. 27 billion and Rs. 110 billion, respectively. We earn a fee from both central and state governments for the tax transactions processed and benefit from the build-up of account balances.

We also disburse funds of various welfare programs of various Government entities to the related agencies or end beneficiaries. We have distributed funds aggregating to Rs. 6,850 billion and Rs. 7,642 billion for fiscal years 2024 and 2025 for Government of India schemes through our accounts. We earn float income from the large deposits garnered for distribution across the various tiers of Government ranging from the state to local governments and the end beneficiaries. Participation in such programs also enables us to target acquisition of deposit accounts of end beneficiaries in semi-urban and rural areas. We hope to expand our range of transactional services by providing more services to Government entities.

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

Foreign Exchange and Derivatives

Our treasury operations primarily include liquidity management and managing the interest rate risks in our investment portfolio, along with limited proprietary trading.

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

The following table sets out the aggregate notional principal amounts of our outstanding foreign exchange and derivative inter-bank contracts as of March 31, 2023, 2024 and 2025, together with the fair values on each reporting date:

	As of March 31,
	2023				2024				2025				2025
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	2,788,819.0	Rs.	(205.0)	Rs.	4,796,148.5	Rs.	(8,912.7)	Rs.	5,401,142.1	Rs.	23,807.3	US$	63,223.0	US$	278.8
Forward exchange contracts, currency swaps, currency options	Rs.	7,895,164.9	Rs.	11,810.9	Rs.	11,247,250.9	Rs.	5,419.0	Rs.	11,669,026.4	Rs.	19,394.0	US$	136,591.7	US$	227.0

Domestic Money Market and Debt Securities Desk

Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements including the Liquidity Coverage Ratio (“LCR”). These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian Government securities. See also “Supervision and Regulation—I. Regulations Governing Banking Institutions—Legal Reserve Requirements.” The Bank meets the LCR requirement by maintaining an adequate level of high-quality liquid assets, consisting mainly of Government securities, above its mandated statutory requirements. Our average liquidity coverage ratio for the three months ended March 31, 2025 was 119.04 percent on a consolidated basis. This ratio was higher than the regulatory requirement of 100 percent. See also “Supervision and Regulation—I. Regulations Governing Banking Institutions—Regulations on Asset Liability Management.” Our local balance sheet desk primarily deals in Indian Government securities for our own account. We also participate in the inter-bank call deposit market and engage in limited trading of other debt instruments.

Equities Market

We trade in a selected list of equities of Indian companies for our own account as part of the equity trading portfolio of our treasury operations, which are specified in the approved list of equity universe that is reviewed at least on a quarterly basis or on a need-based basis as mandated in our internal policy. As of March 31, 2025, we had an internal aggregate approved limit of Rs. 1,300 million for proprietary equity trading, which included Rs. 650 million (defined as a sub-limit of the aggregate approved limit) for primary purchases of equity investments for proprietary trading and Rs. 260 million (defined as a sub-limit of the aggregate approved limit) for investment in equity mutual funds for proprietary trading with requisite approvals. We set limits on the amount invested in any individual company as well as a stop-loss trigger level and a value-at-risk limit for the proprietary equity trading portfolio. Our exposure as of March 31, 2025 was within these limits.

In addition, we had long-term and strategic investments in equities and equity-linked instruments within the Board-approved quantum for such investments. All such investments are carried out after review and approval of the proposal by the investment committee and the Board, if applicable.

Insurance Services

Since completion of the Transaction, we provide a wide range of life insurance products and services through our subsidiary HDFC Life, which is listed on Indian stock exchanges. Our share ownership in HDFC Life was 50.3 percent as of March 31, 2025. HDFC Life has two wholly owned subsidiaries, HDFC Pension Fund Management Limited (“HDFC Pension”), which is a pension fund manager under the National Pension System architecture and HDFC International Life & Re. Company Limited in the Dubai International Financial Centre which continues to offer treaty and facultative led reinsurance solutions to cedents and client partners, across life and medical insurance lines. Our life insurance business offers a range of individual and group insurance solutions that meet various customer needs such as Protection, Pension, Savings, Investment, Annuity and Health through a multi-channel distribution network, which comprises 0.24 million agents, 652 branches across India, and a wide spectrum of more than 300 partnerships. We offer over 70 life insurance products (individual and group products) including optional riders. Our life insurance business had assets under management of Rs. 3,362.8 billion as of March 31, 2025. Total premium income for fiscal year 2025 was Rs. 498.3 billion, of which renewal premium was Rs. 285.9 billion and new business premium was Rs. 212.4 billion. The Company maintained a healthy balance in terms of product mix, i.e., unit linked, non-par savings, participating products, protection and annuity. In total, HDFC Life insured approximately 50 million lives in fiscal year 2025.

Others

Asset Management Services

Since completion of the Transaction, we provide asset management services through our subsidiary HDFC AMC, in which we have a 52.5 percent interest and which has been appointed as the investment manager to HDFC Mutual Fund, one of India’s largest mutual funds. HDFC AMC had 280 offices as of March 31, 2025. We receive investment management fees from the mutual fund which are charged as a percentage of the assets under management (“AUM”). The maximum amount of management fee that can be charged is subject to the applicable SEBI regulations.

We also provide portfolio management services, advisory services and investment management services to alternative investment funds (“AIFs”). We earn management fees, which are generally charged as a percent of the AUM as specified as per applicable SEBI Regulations. In certain instances, we also have a right to charge a performance fee to the clients if the portfolio achieves a particular level of performance as mentioned in the agreement with the client, to the extent permissible under applicable regulations. Generally, no upfront fee is charged to the clients. HDFC AMC has also been appointed as the investment manager to HDFC AMC AIF-II, and acts as the investment manager, settlor and sponsor to HDFC AMC Structured Credit AIF-I, a Category II AIF, and we are entitled to a management fee as per the terms of the agreement and any other fees as agreed.

In December 2024, the SEBI notified amendments to the SEBI Mutual Fund Regulations (together with a SEBI circular dated February 27, 2025, the “SIF Framework”), which introduced a new asset class called “Specified Investment Funds” (“SIF”) under the SEBI Mutual Fund Regulations. The SIF Framework aims to bridge the gap between mutual funds and portfolio management services (“PMS”), and states that a registered mutual fund may establish a SIF provided it meets certain eligibility criteria as set out in the SIF Framework (as amended from time to time). The SIF Framework provides a list of permitted investment strategies that mutual funds can offer, and has set a minimum individual threshold of Rs. 1 million for investment in a SIF (which can be met by investments across all strategies a SIF offers). This framework is applicable from April 1, 2025. HDFC AMC has received a “No objection” from the SEBI for the establishment of a SIF.

For fiscal year 2025, HDFC AMC earned fees of Rs. 35.0 billion. Assets under management amounted to Rs. 7,545 billion as of March 31, 2025.

Education Loans

From July 1, 2023 until October 18, 2024, we provided various services to schools, toward admissions, website development, creating awareness in the community, technology and design consultancy, vendor management, academic content trainings and other support services required for the smooth functioning of the institutions, through HDFC Edu, a former subsidiary of HDFC Limited that became a wholly owned subsidiary of the Bank upon completion of the Transaction. In the context of the regulatory approval of the Transaction, the RBI ordered that we divest our 100 percent stake in HDFC Edu no later than two years following completion of the Transaction (i.e., by July 1, 2025). In furtherance of this direction, on October 18, 2024, we completed the sale of 182 million equity shares of face value Rs. 10 each of HDFC Edu, corresponding to 91 percent of its paid-up share capital to Vama Sundari Investments (Delhi) Pvt. Ltd. (“Vama Sundari”), for an aggregate consideration of Rs. 1,747.2 million. Accordingly, HDFC Edu ceased to be a subsidiary of the Bank, effective October 18, 2024. On December 20, 2024, we completed the sale of the balance of 18 million equity shares of face value Rs. 10 each of HDFC Edu, corresponding to 9 percent of the paid-up share capital of HDFC Edu to Vama Sundari, for an aggregate consideration of Rs. 172.8 million.

From July 1, 2023 until March 2024, we also provided loans to students pursuing higher education in India and abroad through HDFC Credila, a subsidiary of HDFC Limited that became our subsidiary upon completion of the Transaction. Then, as directed by the RBI in connection with the Transaction, we divested a portion of the share capital of HDFC Credila to Kopvoorn B.V., Moss Investments Limited, Defati Investments Holding B.V. and Infinity Partners and reduced our holding to 9.99 percent during fiscal year 2024.

Real Estate Financing

We provide real estate private equity financing through investment vehicles managed by our subsidiary HDFC Capital. Via managed investment vehicles, we provide long-term equity and mezzanine capital to developers, predominantly for the development of affordable and mid-income housing in India. Further, we seek to promote innovation and the adoption of new technologies by investing in and partnering with technology companies focused on providing solutions for the real estate sector.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including banking outlets, direct sales agents, ATMs, phone banking, internet banking, mobile banking, SMS-based banking and WhatsApp banking.

Banking Outlets

Our banking outlets comprise branches and business correspondents. As of March 31, 2025, we had a total of 9,455 branches covering 4,150 cities and towns. In addition, we had 15,399 business correspondents, which were primarily manned by CSCs. The CSCs are instrumental in increasing our penetration in deeper geographies. We are aligned with the Government’s Digital Banking Units Initiative (“DBUs”) to extend efficient, secure, paperless banking services to remote areas. We have established nine DBUs in India. These units offer a human touch, fostering trust and connectivity within communities. Our comprehensive distribution network spanning the length and breadth of the country enables us to serve customers better while actively participating in India’s inclusive development agenda.

All of our banking outlets are electronically linked so that our customers can access their accounts from any banking outlet regardless of where they have their accounts. We offer various banking services to our customers through our arrangements with correspondent banks and exchange houses in overseas locations.

As part of its banking outlet licensing conditions, the RBI requires that at least 25.0 percent of all incremental banking outlets added during the year be located in unbanked rural centers. A banking outlet opened in any Tier 3 to Tier 6 center of left wing extremism (“LWE”)-affected districts or Tier 3 to Tier 6 center of north eastern states and Sikkim will be considered as equivalent to opening a banking outlet in an unbanked rural center. During fiscal year 2025, 319 of our banking outlets (including banking outlets manned by the CSCs) were opened in unbanked rural centers, LWE-affected districts, northeastern states and Sikkim. With the objective of liberalizing and rationalizing the branch licensing process, the RBI granted general permission, effective from October 2013, to banks like us to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and other prescribed conditions. In May 2017, the RBI further liberalized the branch authorization policy. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Regulations Relating to the Opening of Banking Outlets”, “Risk Factors—Risks Relating to Our Business—If we are unable to manage or sustain our growth, our operations may suffer and our performance may decline” and “Risk Factors—Risks Relating to Our Structure and the Transaction—We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs”.

We have overseas branches in Bahrain, Hong Kong, the Dubai International Finance Centre (“DIFC”) and Singapore. These branches cater to the needs of our overseas clients, both corporate and individual. They offer banking services like deposit taking, trade products, foreign exchange and derivatives hedging and wealth management (primarily to non-resident individual customers). In addition, we have representative offices in Abu Dhabi, Dubai, Nairobi and London. We also have an International Banking Unit (IBU) in the International Financial Service Centre Banking Unit at the GIFT City in Gandhinagar, Gujarat. This unit operates in a similar fashion to our overseas branches.

Automated Teller Machines

As of March 31, 2025, we had 21,139 ATMs/CDMs, of which 12,689 were located at our banking outlets or extension counters and 8,450 were located off-site.

All our ATMs and Cash Recycler Machines (“CRMs”) are equipped with a voice-guided system and a Braille keypad for the visually challenged. Customers can use our ATMs for a variety of functions, including withdrawing cash, checking bank balances, mobile recharge/top-up and cardless cash withdrawals. Customers can access their accounts from any of the HDFC Bank ATMs or non-HDFC Bank ATMs. ATM cards issued by American Express or other banks in the Rupay, Visa, MasterCard, Maestro, JCB, UPI, Cirrus, Citrus or Discover Financial Services networks can be used in our ATMs and we receive a fee for each transaction. Our debit cards issued with respective networks (Rupay/VISA/MasterCard) can be used at ATMs of other banks for which we pay the acquiring bank a fee. Additionally, our customers can use CRMs for cash deposits along with other transactions.

Phone Banking

We provide phone banking services to our customers via toll-free numbers accessible across India. Customers can access their accounts over the phone through our 24-hour automated voice response system and can conduct balance and transaction inquiries, order cheque books and order stop payments of cheques. In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers. Agent services are available round the clock for critical transactions like reporting suspected fraudulent or unauthorized transactions and blocking of cards, accounts or UPIs, among others.

Mobile Banking

Our mobile banking application aims to harmoniously integrate traditional banking with digital advancements. It features an intuitive and robust design, enabling customers to effortlessly access and manage their accounts. Key functionalities include transferring funds via the national electronic funds transfer (“NEFT”), making immediate payments using the Unified Payments Interface (“UPI”), managing bills and investments, and sending money instantly to recipients in Nepal, Singapore, and other countries through cross-border UPI support. The application also supports investment access through InvestNow by HSL, making wealth management more accessible. To further enhance customer convenience, users can now add beneficiaries with real-time RBI-backed validation, ensuring accurate and seamless first-time additions. In the event of fraud or incorrect transactions, customers can directly raise credit card disputes within the app, ensuring quicker resolution. To bolster security, we have incorporated a “Runtime Application Self-Protection” (“RASP”) feature, which safeguards the app against sophisticated security threats such as screen sharing and remote access. Additionally, we have implemented Mobile Number Verification, restricting access only to devices with bank-registered SIM cards, thereby significantly reducing the risk of cyber fraud and enhancing account security. Enhanced security protocols have also been integrated to provide a stronger, more resilient layer of data protection across all user interactions.

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

Payment Wallets

PayZapp, relaunched in March 2023, provides a comprehensive solution for all payment, banking and financial requirements for our internal and external customers. It offers a platform for making different types of payments, including grocery, food delivery, shopping, mobile and direct-to-home recharges, rent payments, FASTag recharge and utility bills. Using PayZapp, customers can also apply for a credit card or a personal loan, send money to others and transfer money to a bank account. PayZapp also aims to make digital payments safe.

Risk Management

I.	Banking

Risk is inherent in our business and sound risk management is critical to our success. The major types of risk we face are credit risk, market risk, operational risk, liquidity risk, interest rate risk and IT risk. We have developed and implemented comprehensive policies and procedures to identify, assess, monitor and manage our risk.

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

The Retail and Small and Medium Enterprises (“SME”) Credit Risk Management and Wholesale Credit Risk Management, which function within the Risk Management Group under the Group Chief Risk Officer (“GCRO”), run the credit risk management centrally in the Bank. The risk management function is clearly demarcated and independent from the operations, credit and business functions of the Bank. The Enterprise Risk Management team of the Bank is also responsible for carrying out the bank-wide stress testing on the portfolio.

Retail and SME Credit Risk

Retail lending, given the granularity of individual exposures and diversity in borrower profiles, is managed largely on a portfolio basis across various products and customer segments. There are robust front-end and back-end systems in place to ensure credit quality and to minimize losses from defaults. The Retail Credit Risk team is responsible for establishing the risk appetite, ensuring adherence to the risk appetite limits approved by the Board, reviewing underwriting parameters, as applicable, as well as reviewing and monitoring the key risk indicators of the retail portfolios of the Bank. It is also responsible for conducting product review, stress testing, formulating key risk indicators and portfolio analysis and distribution trends.

The SME Credit Risk team is responsible for establishing the risk appetite, ensuring adherence to the risk appetite limits approved by the Board, reviewing underwriting parameters, as applicable, as well as reviewing and monitoring the key risk indicators of the SME portfolio of the Bank. It is also responsible for conducting portfolio review and analysis, stress testing, and formulating key risk indicators.

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

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

(a)

Borrower/business group: Based on the RBI guidelines on the Large Exposure Framework (“LEF”), exposure ceilings are established for exposures to single borrowers, borrower groups, NBFCs, connected NBFC groups or a group of connected counterparties, which include an NBFC in the group. See also “Supervision and Regulation—I. Regulations Governing Banking Institutions—Large Exposures Framework.”

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

The Bank follows the RBI guidelines with regard to restrictions on loans and advances to the companies with common directors. In addition, the RBI requires that we direct a portion of our lending to certain specified sectors (“Priority Sector Lending” or “PSL”). See also “Supervision and Regulation—I. Regulations Governing Banking Institutions—Directed Lending.”

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

The retail credit team manages credit in retail assets and has the following constituents:

(a)

Retail Credit Strategy and Control Unit: This unit drives credit portfolio management centrally for retail assets. It is responsible for formulating credit product programs and evaluating proposals for the launch of new products and entering into new geographies. The unit also conducts periodic reviews that cover our portfolio management information system along with our credit management information system and also conducts portfolio reviews. The credit program teams conduct detailed studies on portfolio performance in each customer segment.

(b)

Retail Underwriting: This unit is primarily responsible for approving credit exposures and ensuring portfolio composition and quality. It ensures implementation of all policies and procedures, as applicable.

(c)

Credit Intelligence and Control: This unit is responsible for minimizing fraud losses by having a strong fraud prevention and detection process at origination stage. The unit also monitors various disbursed cases to investigate suspected fraudulent customers which are highlighted under various internal and external triggers. The unit also monitors the transactions done through electronic banking channels to prevent customers falling prey to cyber frauds.

(d)

Retail Collections Unit: This unit is responsible for minimizing delinquency levels and maximizing recoveries with the objective of reducing provisions and credit losses on the Bank’s lending portfolio. The unit adopts collection strategies that focus on controlling net credit loss within acceptable and targeted limits at an optimum cost.

We mine data on our borrower account behavior as well as static data regularly to monitor the portfolio performance of each product segment, and use these as inputs in revising our product programs, target market definitions and credit assessment criteria to meet our twin objectives of combining volume growth and preservation of asset quality.

Our vehicle loans, loans against gold, mortgage loans, home loans and loans against securities are generally secured on the asset financed. If the customer fails to pay, we would, as applicable, liquidate collateral and/or set off accounts. In most cases, we obtain direct debit instructions or ACH transfers through the electronic clearing systems from the customer for the repayment of loans.

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

Information Technology Risk

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

The Bank has set up an independent IT Risk Management (“ITRM”) function within the Risk Management Group under the GCRO. This IT Risk Management function caters to risk assessment of technology solutions and applications.

The Bank’s technology risk management encompasses the following:

•	The ITRM function is the second line of defense, and adheres to the Bank’s three lines of defense model.

•	The ITRM framework assesses various process-related risks, which are covered in the Bank’s IT policies and procedures.

•	The IT Strategy Committee of the Board assesses IT strategy risk and the alignment of IT strategy and business strategy as detailed in the Bank’s IT Framework Procedure.

•	The Apex IT Steering Committee assesses the project-specific risks and IT continuity-related risks.

•	Risks related to the IT system capacity are assessed in accordance with the IT Capacity Management Policy and Procedure.

•

Vendor risk is assessed in accordance with the “IT and Digital Third-Party Risk Management”, “IT Outsourcing”, “IT Supplier Relationship Management” and “IT Contract Risk Framework” policies and procedures.

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

The market variables which affect the valuation of these instruments typically include interest rates, credit spreads, equity prices, net asset values (“NAVs”), foreign exchange rates, implied volatilities (including the foreign exchange volatility surface, cap/floor volatility and volatility smiles), exchange derivative prices, and bullion prices. The Bank’s trading portfolio exposure primarily arises from interest rate risk owing to investments in sovereign securities issued by the central government and domestic swaps. In addition, the Bank has foreign currency exposure primarily emanating from USD/INR exchange rates. Any change in the relevant market risk variable has an adverse or favorable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earn from the upside potential, there is always a possibility of downside risk. Thus, the Bank constantly reviews the positions to ensure that the risk on account of such positions is within our overall risk appetite. The risk appetite for trading risk and positions subjected to mark-to-market is set through a pre-approved treasury limits package as well as non-treasury limits package. The major risks, namely interest rate risk and currency risk, are managed within the sensitivity limits, open position limit on currency and stop loss triggers. In addition, the Bank’s appetites with respect to interbank counterparties are guided by the Bank and PD (“Primary Dealers”) Appetite Package, while the Bank’s Asset Liability Management (“ALM”) limits package prescribes the appetite for liquidity risk and interest rate risk in the banking book (“IRRBB”). The process for monitoring and reviewing risk exposure is outlined in the various risk policies / limit or appetite packages.

The market risk department formulates procedures for risk valuation for market risk measures, assesses market risk factors impacting the trading portfolio and recommends various market risk controls or mitigants relating to limits and trigger levels for the treasury (including investment banking portfolios for primary undertaking and distribution) and non-treasury positions. The treasury mid-office is responsible for monitoring and reporting market risks arising from the trading desks and also carries out rate scans of the deals. The market data cell in the mid-office maintains market data, performs market data scans to check market data reliability and verifies the rates submitted by the treasury front office for polling various benchmarks.

Our Board has delegated the responsibility for risk management of the balance sheet on an ongoing basis to the Asset Liability Committee (“ALCO”). This committee, which is chaired by the Managing Director and includes the heads of the business groups, risk and credit, generally meets fortnightly. The ALCO reviews the product pricing for deposits and assets as well as the maturity profile and mix of our assets and liabilities. It articulates the interest rate view and decides on future business strategy with respect to interest rates. It reviews and sets funding policy and also reviews developments in the markets and the economy and their impact on the balance sheet and business along with a review of the trading levels. Moreover, it reviews the utilization of liquidity and interest rate risk limits set by the Board and decides on the inter-segment transfer pricing policy.

The financial control department is responsible for collecting data, preparing regulatory and analytical reports and monitoring whether the interest rate and liquidity policies and limits established by the ALCO are being observed. Our Balance Sheet Management desk, which is part of the treasury group, also assists in implementing our asset liability strategy and in providing information to the ALCO.

Policies and Procedures—Mark-to-Market and Asset Liability Management Risks

The following sections briefly describe our policies and procedures with respect to mark-to-market risk (price risk) and ALM risk (interest rate risk in the banking book and liquidity risk).

I. Mark-to-Market Risk

Mark-to-market risk is the risk arising from price fluctuations due to market factors, such as changes in interest rates, equity prices, NAVs, bullion prices, exchange rates, exchange derivative prices and the variations in their implied volatilities in respect of the trading portfolio held by the Bank as well as the portions of the banking book that are subject to mark-to-market. The trading portfolios consist of positions in bonds, securities, currencies, interest rate swaps, forward rate agreements, interest rate options, cross-currency interest rate swaps and currency options. The banking portfolios comprise debt, money-market and equity/equity-linked instruments.

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

4.	Subsidiaries, Associates and Joint Ventures

Additionally, on February 28, 2024, the RBI issued revised Basel III guidelines, according to which, effective April 1, 2024, HFT must be treated as trading book, whereas HTM, AFS and other FVTPL sub-categories will be categorized as banking book, and the market risk capital charge will be computed only on the trading book. Prior to April 1, 2024, the market risk capital charge was applicable on both the HFT and the AFS categories. The positions carried in the AFS and FVTPL categories are subject to periodic mark-to-market.

The trading risk is managed by establishing a sound process for price validation and by setting various limits or trigger levels, such as value at risk limits, stop-loss trigger levels, price value per basis point (“PV01”) limits, option Greek limits and position limits, namely, intraday and net overnight forex open position. Similarly, the mark-to-market positions in the banking book are also managed against requisite stop loss triggers, year-to-date P&L triggers, or sensitivity limits, among others, as deemed requisite for internal risk management. Additional controls such as order size and outstanding exposure limits are prescribed, wherever applicable, based on case-by-case review. Moreover, measures such as investment limits and deal size thresholds are prescribed as part of the investment policy for managing outstanding investment or trading positions.

These limits and trigger levels are reviewed by the market risk department and presented to the RPMC for its recommendation to the Board for approval. The limits and trigger levels are reviewed annually or more frequently (depending on market conditions) or upon introduction of new products.

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

Models applied to trading products are governed by the treasury valuation and risk measurement policy, which is encapsulated in the Bank’s board-approved model risk management policy. The market data of major interest rate curves, captured in the valuation systems, are compared against an independent market data source on a month-end basis for accurate valuation in accordance with this policy. Simultaneously, valuations of forex, derivatives and structured products in treasury systems are compared with valuations from the respective counterparty bank (with whom the Bank has a credit support annex (“CSA”) agreement) every month by the treasury analytics team. Additionally, valuations are validated by the Bank’s external independent model validator on an annual and on an ad-hoc basis (if required). The Valuation Committee is apprised of the results in its quarterly meetings. Further, benchmarking of valuations of forex, derivatives, bond and money market instruments is conducted monthly by the treasury analytics team, and the models are independently validated by the “Model Risk Management” team (“MRM”) periodically.

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

Risk Policy and Monitoring Committee of the Board

The RPMC is a Board-level committee, which supports the Board by supervising the implementation of risk strategy. It guides the development of policies, procedures and systems for managing risk. It ensures that these are adequate and appropriate to changing business conditions, the structure and needs of the Bank and the risk appetite of the Bank. It ensures that frameworks are established for assessing and managing liquidity and interest rate risks faced by the Bank. The RPMC meets at least once every quarter. The RPMC’s role includes, inter alia:

1.	to review and recommend for Board approval the liquidity and interest rate risk policies, limits or any other amendment thereto; and

2.	to ratify excess utilization of Board-approved limits except where delegated to the ALCO.

Asset Liability Committee

The ALCO is the decision-making unit responsible for ensuring adherence to the risk tolerance and limits set by the Board, as well as implementing the Bank’s liquidity and interest rate risk management strategy in line with the Bank’s risk management objectives and risk tolerance. The ALCO is also responsible for balance sheet planning from a risk-return perspective, including strategic management of interest rate and liquidity risks. The detailed roles of the ALCO are mentioned in the Bank’s Composite ALM Policy. These roles include, but are not limited to, the following:

•	product pricing for deposits and customer advances;

•	deciding the desired maturity profile and mix of incremental assets and liabilities as well as investments in debt and liquid mutual funds, as internally stipulated;

•	articulating the Bank’s interest rate view and deciding on its future business strategy;

•	reviewing and articulating funding strategy and deciding on source and mix of liabilities or sale of assets;

•	ensuring adherence to the liquidity and interest rate risk limits set by the Board and ratification of utilization, wherever applicable;

•	reviewing ALM stress test results and ensuring that a well-documented contingency funding plan is in place;

•	deciding on the transfer pricing policy of the Bank and considering liquidity costs and benefits as an integral part of the Bank’s strategic planning;

•	regularly reporting to the Board on the ALM risk profile of the Bank through ALCO minutes; and

•	overall responsibility for monitoring the Bank’s LCR and Net Stable Funding Ratio (“NSFR”).

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

In addition, we are required to maintain a LCR and a NSFR. The minimum regulatory LCR was set at 100.0 percent from April 1, 2021, and the minimum regulatory requirement for NSFR of 100.0 percent was introduced in October 2021. Analysis of liquidity risk also involves examining how funding requirements are likely to be affected under crisis scenarios. The Bank has a Board-approved liquidity stress test policy and framework guided by regulatory instructions. The Bank has an extensive intraday liquidity risk management framework for monitoring intraday positions during the day.

Interest Rate Risk in Banking Book

Interest rate risk is the risk where changes in market interest rates affect a bank’s financial position. Changes in interest rates impact a bank’s earnings through changes in its net interest income (“NII”). Changes in interest rates also impact a bank’s market value of equity (“MVE”) or net worth through changes in the economic value of its rate-sensitive assets, liabilities and off-balance sheet positions. The interest rate risk, when viewed from these two perspectives, is known as the “earnings perspective” and “economic value perspective”, respectively.

The Bank measures and controls IRRBB using both the earnings perspective (measured using the traditional gap analysis (“TGA”) method) and the economic value perspective (measured using the duration gap analysis method) as detailed below. These methods involve grouping of rate-sensitive assets (“RSA”) and rate-sensitive liabilities (“RSL”), including off-balance sheet items, based on the maturity or repricing dates. The embedded optionality in fixed rate term deposits and fixed rate advances is also measured, as applicable, and factored. The Bank classifies an asset or liability as rate sensitive or non-rate sensitive in line with the RBI guidelines, as amended, from time to time.

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

The TGA method measures the level of a bank’s exposure to interest rate risk in terms of sensitivity of its NII to interest rate movements over a one-year horizon. It involves bucketing of all RSA, RSL and off-balance sheet items maturing or getting repriced in the next year and computing changes of income under 200 basis points upward and downward parallel rate shocks over a year’s horizon.

•	Economic Value Perspective (impact on market value of equity)

While the earnings perspective calculates the short-term impact of the rate changes, the Economic Value Perspective calculates the long-term impact on the MVE of the Bank through changes in the economic value of its rate-sensitive assets, liabilities and off-balance sheet positions. The Economic Value Perspective is measured using the duration gap analysis method (“DGA”). DGA involves computing the modified duration gap between RSA and RSL and thereby the Duration of Equity (“DoE”). The DoE is a measure of sensitivity of MVE to changes in interest rates. Using the DoE, the Bank estimates the change in MVE under 200 basis points upward and downward parallel rate shocks. The assumptions for coupons and yields used in the duration gap analysis stem from the RBI guidelines and specified in the Bank’s policy.

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

Organizational Structure for Managing Operational Risk

The Board is primarily responsible for ensuring effective management of the operational risks of the Bank. The Board sets the overall strategy and direction for operational risk management (“ORM”) within the Bank. The responsibilities towards effective implementation of operational risk management have been given to the RPMC of the Bank. The RPMC is also responsible for developing a strong ORM culture and sense of responsibility at every level in the organization. The operational risk management committee (“ORMC”), which is chaired by the GCRO and consists of senior management functionaries, oversees the implementation of the operational risk management policy approved by the Board. An independent operational risk management department (“ORMD”) is responsible for implementation of the framework across the Bank. The operational risk management policy stipulates the roles and responsibilities of employees, business units, operations and support functions in managing operational risk.

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

We apply a number of risk management techniques to effectively manage operational risks. These techniques include:

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

•

operational risk scenario analysis carried out annually to assess the impact of such risks based on hypothetical severe loss situations. We use this information for risk management purposes and any possible financial impact; and

•	periodic reporting on risk assessment and monitoring to the first line as well as to senior management to enable them to take timely action.

Capital Requirement

We currently follow the basic indicator approach (“BIA”) for computing operational risk capital charge. The RBI issued the Master Directions on Minimum Capital Requirements for Operational Risk in June 2023 (under the Basel III framework), which will replace the BIA. The effective date of implementation will be notified by the RBI. The Bank will implement the revised approach once the RBI notifies the date of implementation. For further detail, see “Supervision and Regulation—I. Regulations Governing Banking Institutions—Capital Adequacy Requirements—Operational risk.”

Model Risk

The use of models invariably presents model risk, which is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports. The Model Risk Management (“MRM”) function under the Risk Management Group is responsible for testing and verifying the accuracy and reliability of models used within the Bank. By establishing a dedicated MRM team, the Bank ensures that its models are independently evaluated before the implementation and on an ongoing basis. There is an established Model Risk Management Policy (“MRM policy”) which is a centralized, overarching policy whose objective is to provide comprehensive guidance on model risk management across the Bank. The policy defines the roles and responsibilities across stakeholders, i.e., Model Owners, Model Users, Model Developers, and the MRM. There is Model Risk Management Committee (“MRMC”) which is an executive committee to govern the model risk management framework as defined in the MRM policy. It also oversees the development and implementation of the MRM policy, governance structure, necessary processes and systems that are put in place, and reviews the results of the model validation/monitoring on a periodic basis. The MRMC reports to the Bank’s RPMC, which is a Board-level committee.

Group Risk

The Bank has a large number of subsidiaries which are engaged in diverse businesses, including life insurance, NBFC, stock broking, managing mutual funds, pension funds, and AIFs, which are supervised by different regulators such as the RBI, the IRDAI and the SEBI, among others. In order to manage the risk arising from subsidiaries with regard to potential uncertainties or adverse events that can impact the operations, financial stability, or reputation of the Group, we have established a Group Risk Management (“GRM”) function within the Risk Management Group. Through this function, we have reasonable oversight over the risk management framework of the Group entities on a periodic basis through a Group Risk Management Committee and a Group Risk Council (“GRMC” and “GRC”). In addition, the board and risk management committees of the respective subsidiaries drive day-to-day risk management in accordance with the requirements of the respective regulators. Stress testing for the Group is carried out by integrating the stress test results of the subsidiaries. Similarly, capital adequacy projections are formulated for the Group after incorporating the business/capital plans of the subsidiaries. The GRMC reports to our RPMC, which is a Board-level committee.

II. Insurance Business

Life Insurance

HDFC Life has an enterprise risk management (“ERM”) framework covering procedures to identify, measure and mitigate the key business risks, including strategic risk, operational risks, regulatory risk, investment risks, subsidiary related risks and insurance risks. The key business risks identified are approved by the Risk Management Committee of HDFC Life’s board and monitored by the risk management team thereafter. HDFC Life’s risk management team is guided by the Risk Management Committee of HDFC Life’s board, the Risk Management Council and senior management to develop and implement risk assurance practices. HDFC Life has in place a risk management policy along with other risk related policies. Please see “Risk Factors—Risks Relating to Our Insurance Business” for a description of risks relevant to our insurance business.

Competition

We face intense competition in all our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and in some product areas, NBFCs. In addition, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate. Previously, the RBI has issued guidelines for the entry of new banks in the private sector, licensing of payment banks and small finance banks in the private sector and “on-tap” licensing of universal banks in the private sector (moving from the previous “stop and go” licensing approach to a continuous or “on-tap” licensing regime). See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Entry of New Banks in the Private Sector.” Since the introduction of the new rules, new banks, payment banks and small finance banks have been established and are operational pursuant to prescribed guidelines, which has increased competition in the markets in which we operate.

Within the public sector banking space, in August 2019, the Government implemented consolidation measures, announcing the merger of 10 public sector banks into four bigger banks. This led to a reduction in the number of public sector banks in India. The consolidation became effective in April 2020.

Retail Banking

In retail banking, our principal competitors are large public sector banks, which have much larger deposit bases and branch networks than ours, other new generation private sector banks, old generation private sector banks, foreign banks and NBFCs in the case of retail loan products. The retail deposit share of foreign banks is small in comparison to the public sector banks. However, some foreign banks have a significant presence among NRIs and also compete for non-branch-based products. India’s digital payments market is dominated by the Government’s United Payment Interface, which continues to bring innovation to the industry, and other digital wallet platforms and online payment systems, offering contactless, in-app or online transactions. The Bank’s payment app, PayZapp, is the dominant mobile app among banks in India in the wallet space, with users across bank and non-bank customers for payments across offline and online merchants. In order to meet the competition’s offering, the Bank has recently transformed the existing app and launched PayZapp on a more robust platform with easy-to-use features and a multitude of payment options for its customers, including enabling credit card payments for merchants via UPI (RuPay Credit Card). Our PayZapp wallet functionality is now more robust and ubiquitous. With the addition of the UPI facility, the PayZapp wallet can be used to pay on merchant platforms for shopping or bill payments. See “—Our Business Strategy—Future-Ready Strategy.”

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

Employees

We had 214,521 employees as of March 31, 2025. We had 213,527 employees (including the employees acquired in the Transaction) and 173,222 employees as of March 31, 2024 and 2023, respectively. Most of our employees are located in India. We consider our relationship with our employees to be positive.

Our compensation structure has fixed as well as variable pay components. Our variable pay plans comprise periodic performance linked pay (“PLP”), annual performance linked bonus, employee stock option plans and restricted stock unit plans.

In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme required by Government regulation under which the fund is required to pay to employees a minimum annual return, as declared by the provident fund authorities. If such return is not generated internally by the fund, we are liable for the difference. Our provident fund has generated sufficient funds internally to meet the annual return requirement since inception of the fund. We have also set up a superannuation fund to which we contribute defined amounts. Employees (excluding sales officers) are given a choice to contribute to the national pension system. We also contribute specified amounts to a pension fund in respect of certain of our former CBoP employees. In addition, we contribute specified amounts equal to 15 days’ basic salary (30 days for former HDFC Limited employees until July 1, 2023) to a gratuity fund set up pursuant to Indian statutory requirements.

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

As of March 31, 2025, we had a network consisting of 9,455 branches and 21,139 ATMs/CDMs, including 8,450 at non-branch locations. In addition, we had 15,399 business correspondents, which were primarily manned by CSCs. These facilities are located throughout India with the exception of four overseas branches which are located in Bahrain, Hong Kong and Dubai (DIFC) and Singapore. We also have representative offices in the United Arab Emirates, Kenya and the United Kingdom. We set up and commenced business in an International Financial Service Centre Banking Unit at the GIFT City in June 2017. This branch is also treated as an overseas branch. Further, pursuant to the Transaction many of the former branches of HDFC Limited have been converted into banking outlets or have been merged with existing banking outlets. The balance are in the process of conversion into banking outlets or integration with existing banking outlets and our Bank continues to provide home loan services at these branches. See “Risk Factors—Risks Relating to Our Business—If we are unable to manage or sustain our growth, our operations may suffer and our performance may decline” and “Risk Factors—Risks Relating to Our Structure and the Transaction—We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs”.

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

Legal Proceedings

We are involved in a number of legal proceedings in the ordinary course of our business, including certain spurious or vexatious proceedings which may involve significant financial claims present on the face of the complaint, but we believe that such spurious or vexatious proceedings lack any merit, based on the historical dismissal of similar claims. See “Risk Factors— Legal and Regulatory Risks—Our business and financial results could be materially impacted by adverse results in legal proceedings” and “Risk Factors—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results”.

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

•

Any failure of, or material weakness in, our internal control system could cause significant errors, which may have a material adverse effect on our reputation, business, financial position or results of operations.

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

•

HDBFSL is subject to periodic inspections by the RBI in India. Non-compliance with regulations and observations made during the RBI’s inspections could expose HDBFSL and us to penalties, suspension and restrictions as well as cancellation of HDBFSL’s license, which could have an adverse impact on our results of operations and our reputation.

•

HDBFSL may not be able to obtain, renew or maintain statutory and regulatory permits and approvals required to operate its business, which may materially and adversely affect its business, results of operations, cash flows and financial condition. This could have an adverse effect on our business.

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

5.	Risks Relating to Our Structure and the Transaction

•

We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs.

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

•

Our insurance business may experience a decline in future rates of growth or levels of profitability, including from regulatory changes, an inability to adequately develop operations or, in the case of HDFC Life, reliance on incorrect actuarial assumptions.

•	Our life insurance business is exposed to mortality, persistency, morbidity and expenses risks, which could adversely affect its profitability and, as a result, our results of operations.

•	Actual claims experience and other parameters could differ materially from the assumptions used in pricing HDFC ERGO’s products and setting reserves for such products.

•

Our life insurance subsidiary and our general insurance joint venture may not adequately assess, monitor and manage credit risks inherent in their business, and any failure to manage risks could adversely affect their business, financial position or results of operations.

•

Our life insurance subsidiary and our general insurance joint venture require certain statutory and regulatory approvals and licenses to conduct their respective businesses, and the failure to obtain, renew or retain them in a timely manner, or at all, may adversely affect their operations.

•

Our life insurance subsidiary and our general insurance joint venture may be required to increase their solvency margins, which may result in changes to their business and accounting practices that could harm their businesses and results of operations, and if they do not meet the mandatory solvency ratio required by the IRDAI, they could be subject to regulatory actions and could be forced to raise additional capital.

•

Maintaining inadequate reserves could have a material adverse impact on the business and financial condition of our life insurance subsidiary and our general insurance joint venture, which could have an adverse impact on our financial condition.

•

Any termination of, or any adverse change to, our life insurance subsidiary’s and our general insurance joint venture’s relationships with or performance of their bancassurance partners could have a material adverse impact on their business, profitability, results of operations and financial condition, which could have an adverse impact on our results of operations and financial condition.

•

The financial results of our life insurance subsidiary and our general insurance joint venture could be materially adversely affected by the occurrence of a catastrophe, which could have a material adverse effect on our financial position or results of operations.

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

•

HDFC AMC may not adequately assess, monitor and manage credit risks inherent in its business, and any failure to manage risks could adversely affect its business, financial position or results of operations.

8.	Legal and Regulatory Risks

•

We have previously been subjected to penalties imposed by the RBI, the SEBI and other authorities. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business and financial crime, whether by domestic or overseas authorities, could negatively affect our business and financial results, or cause serious reputational harm.

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

•

Some of our subsidiaries are publicly listed on the Indian stock exchanges, which subjects them to extensive regulation that can lead to increased costs or additional restrictions on their activities that could adversely impact the Bank.

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

Our performance and the quality and growth of our assets are dependent on the health of the overall Indian economy. Indian GDP growth fluctuates from year to year due to various factors. Elevated inflation, high interest rates, weak exports and a roll back of pandemic related Government expenditure were some of the important factors that influenced India’s growth trajectory in fiscal year 2023. For the full fiscal year 2023, GDP growth stood at 7.6 percent. Growth rebounded to 9.2 percent in fiscal year 2024, driven by higher investments and a rebound in industrial performance. However, India’s GDP growth stood at 6.5 percent for fiscal year 2025, where the slowdown was primarily on account of lower growth in fixed investments due to election-related restrictions, and moderation in the performance of the industrial sector. Looking forward, the RBI estimates India’s GDP to grow by 6.5 percent in fiscal year 2026.

The Indian economy is also affected by global macroeconomic factors. Global growth slowed in 2022 to 3.5 percent due to increasing geopolitical tensions and elevated inflation levels. From 2022 and into 2023, an era of high interest rates, elevated inflation, geopolitical uncertainty, lingering stress in China’s property sector and climate chaos impacted economic confidence around the globe. Growth slowed again in 2023 to 3.2 percent and improved marginally to 3.3 percent in 2024 as per the International Monetary Fund (the “IMF”). Looking ahead in 2025, the IMF has revised down its forecast for global growth to 2.8 percent, as compared to an earlier estimate of 3.3 percent. Risks to the outlook include tariff risks, trade war, elevated trade policy uncertainty, disruption in global trade flows, uncertainty in financial markets, geopolitical tensions and weather shocks.

In India, gross FDI inflows stood at US$ 81.0 billion in fiscal year 2025 as compared to a gross inflow of US$ 71.3 billion in fiscal year 2024. Net FDI flows moderated to US$ 0.4 billion in fiscal year 2025 as compared to US$ 10.1 billion in fiscal year 2024, on account of a rise in repatriation and net outward FDI. The net inflow in the portfolio segment moderated to US$ 2.8 billion in fiscal year 2025, as compared to a US$ 41.0 billion in fiscal year 2024 and US$ 5.5 billion in fiscal year 2023. Net FDI flows vary based on the perceived health of the Indian economy and global market developments. For example, the higher inflows seen in fiscal year 2024 were influenced by positive sentiment following the announcement of India’s inclusion in JP Morgan’s bond index. In contrast, the moderation experienced in fiscal year 2025 could be attributed to a worsening risk sentiment and increased volatility in the global markets, with net FPI outflows in equities rising to US$ 25 billion in the second half of fiscal year 2025, compared to net inflows of US$ 10 billion in the first half of fiscal year 2025. Debt inflows by FPIs stood at US$ 17.5 billion in fiscal year 2025.

Indian bank credit growth also experiences variations over time. It is expected to improve slightly as the RBI cuts rates in fiscal year 2026, moderating inflation reduces the drag on households’ purchasing power, infrastructure spending by the government continues and rural demand conditions improve. However, credit growth moderated to 12.1 percent in fiscal year 2025 from 16.3 percent (excluding our merger with HDFC Limited) in fiscal year 2024 (end of period) as stricter norms for unsecured retail loans by the RBI and weak consumer demand weighed on retail lending. Bank credit growth had improved in fiscal year 2023 to 15.0 percent (end of period) from 8.6 percent in fiscal year 2022 (end of period).

Gross savings in the economy remained flat at 30.7 percent of GDP in both fiscal years 2024 and 2023. However, savings by households decreased to 18.1 percent of GDP in fiscal year 2024 from 18.6 percent in fiscal year 2023. While household savings in physical assets moderated to 12.8 percent of GDP in fiscal year 2024 (compared to 13.4 percent in fiscal year 2023), their savings in financial assets rose to 11.4 percent of GDP in fiscal year 2024 (from 10.9 percent in fiscal year 2023).

Net financial savings rose marginally to 5.2 percent of GDP in fiscal year 2024 from 5.0 percent in fiscal year 2023. However, this remains lower than the 7.3 percent rate of net financial savings in fiscal year 2022. This is on account of increasing financial liabilities of households, which stood at 6.2 percent of GDP in fiscal year 2024, compared to 5.9 percent and 3.8 percent in fiscal years 2023 and 2022, respectively. The share of unsecured lending has been increasing in parallel. Citing caution, the RBI directed banks to increase risk weights for unsecured personal loans, credit card receivables and lending to NBFCs in November 2023. Growth in unsecured credit consequently moderated, remaining below 20 percent of GDP from June 2024 to December 2024 (average growth in unsecured loans in 2023-24: 26.1 percent) and further moderating to below 10 percent since January 2025.

A stronger than expected slowdown in the economy has in the past led to, and might again in the future lead to a greater than expected slowdown in credit growth and increase the level of non-performing and restructured loans. Our gross non-performing loans as a percentage of our total loan portfolio increased to 1.3 percent in fiscal year 2025 from 1.2 percent in fiscal year 2024. If the Indian economy growth prospects deteriorate, our asset base may erode, which would result in a material decrease in our net profits and total assets which could materially adversely affect our business, results of operations and financial position.

Our business is particularly vulnerable to interest rate risk, and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

Our results of operations depend to a great extent on our net interest revenue. During fiscal years 2023 and 2024, net interest revenue after provision for credit losses represented 74.2 percent and 60.1 percent of our net revenue, respectively. During fiscal year 2025, it represented 55.8 percent of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes, and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. The quantum of the changes in interest rates for our assets and liabilities may also be different. For example, our net interest margins decreased in fiscal year 2024 as a result of the Transaction because HDFC Limited had a relatively lower-yielding asset product mix and a relatively higher cost of funds compared to the Bank, and in fiscal year 2025, they were marginally lower than in fiscal year 2024.

Consumer Price Index (“CPI”) inflation stayed above the RBI’s upper tolerance limit of 6.0 percent for the most part of fiscal year 2023 and averaged at 6.7 percent for the full fiscal year 2023, compared to 5.5 percent in fiscal year 2022. Geopolitical tensions and lingering supply side disruptions weighed on domestic retail inflation during the year.

Inflation averaged 5.4 percent for the full fiscal year 2024. After averaging at 4.6 percent in the first quarter of fiscal year 2024, inflation increased to 6.4 percent in the second quarter, led by higher food inflation. However, with Government intervention through a cooking gas (“LPG”) subsidy, the release of cereal stocks from its reserves and an export curb on rice, inflation moderated to 5.4 percent in the third quarter and 5.0 percent in the fourth quarter of fiscal year 2024.

For the full fiscal year 2025, CPI inflation averaged 4.6 percent. CPI inflation averaged 4.9 percent in the first quarter of fiscal year 2025 as food inflation remained elevated, but moderated to 4.2 percent in the second quarter due to the higher base from the previous year. In the third quarter of fiscal year 2025, inflation rose to 5.6 percent, with a waning base effect and food price inflation remaining elevated. The Government and RBI undertook several measures to address this, including intervention in the food market through release of buffer stock, subsidizing retail sales of staple food items such as pulses, wheat, rice, flour and onions, simplifying import duties on critical food items, and reducing the rates of the Goods and Services Tax (the “GST”) on essentials. There have also been targeted subsidies by the Government, such as LPG support under PM-Ujjwala Yojana and PM-Garib Kalyan Anna Yojana to protect vulnerable households from the rising costs. Inflation moderated below the RBI’s target range of 4 percent to average 3.7 percent in the fourth quarter as food price inflation started to moderate.

The RBI expects inflation to average 3.7 percent in fiscal year 2026, resulting from a broad-based correction in food prices and lower commodity prices. Upside risks to the forecast could come from weather-related uncertainties and heat wave conditions in some parts of the country, which could keep food inflation volatile and stall consumption recovery.

After years of monetary easing, the RBI announced an off-cycle rate hike in May 2022 of 40 basis points and a rate hike of 50 basis points in June 2022. To control rising inflationary pressures due to supply chain disruptions and geopolitical tensions, the RBI raised the repo rate cumulatively by 250 basis points to 6.5 percent in fiscal year 2023 and kept the rate unchanged in 2024. In February and March 2025, headline consumer price inflation eased to 3.61 percent and 3.34 percent, respectively, falling below the RBI’s medium-term target of 4.00 percent. This moderation was primarily driven by a sharp decline in food inflation. With price pressures easing, the RBI projects inflation to remain broadly aligned with its 4.00 percent target over the course of fiscal year 2025. The RBI cut rates by 25 basis points in each of its monetary policy meetings in February 2025 and April 2025 and by 50 basis points in June 2025, with the repo rate moving from 6.5 percent in February 2025 to 5.5 percent in June 2025. Weak global growth amid ongoing trade tensions and tariff-related uncertainties has weighed on the external outlook and made a stronger case for further easing of monetary conditions.

To make the liquidity situation more comfortable, the RBI conducted net OMOs worth Rs. 2.1 trillion in fiscal year 2022. In fiscal year 2023, the RBI conducted net OMO sales of Rs. 350 billion and hiked the cash reserve ratio (“CRR”) rate by 50 basis points to 4.5 percent in May 2022. In fiscal year 2024, the RBI attempted to reduce excess liquidity from the system. The central bank imposed I-CRR (incremental cash reserve ratio) at its August 2023 policy to reduce liquidity injection related to the withdrawal of Rs. 2,000 notes though reversed it later in a phased manner. The RBI also conducted net OMO sales worth Rs. 185.1 billion in fiscal year 2024 in the secondary market. The RBI conducted two-way tuning operations (VRRs and Variable Rate Reverse Repos) of different tenures to manage liquidity conditions, and preferred to keep the liquidity conditions tight for better transmission of previous rate hikes in fiscal year 2024. However, as liquidity deficits started increasing in 2025, the RBI intervened to improve the liquidity situation. In December 2024, it reduced the CRR by 50 basis points to 4.0 percent, restoring it to the level prevailing before the April 2022 tightening cycle. The RBI injected liquidity of Rs. 9.5 trillion between January 2025 and May 2025 through a combination of USD/INR buy/sell swaps, OMO auctions, and long-duration VRRs to improve the liquidity situation. As a result of these measures, systemic liquidity improved significantly from a deficit of Rs. 3.3 trillion in January 2025 to a surplus of Rs. 894 billion by the end of March 2025. Further, in June 2025, the RBI reduced the CRR by 100 basis points to 3.0 percent in four equal tranches between September 2025 and November 2025. Accordingly, banks are required to maintain a CRR of 3.75 percent, 3.5 percent, 3.25 percent and 3.0 percent of their NDTL effective from the reporting fortnight beginning September 6, October 4, November 1 and November 29, 2025, respectively.

Gross savings in the economy remained flat at 30.7 percent of GDP in both fiscal years 2024 and 2023. However, savings by households decreased to 18.1 percent of GDP in fiscal year 2024 from 18.6 percent in fiscal year 2023. While household savings in physical assets moderated to 12.8 percent of GDP in fiscal year 2024 (compared to 13.4 percent in fiscal year 2023), their savings in financial assets rose to 11.4 percent of GDP in fiscal year 2024 (from 10.9 percent in fiscal year 2023).

Net financial savings rose marginally to 5.2 percent of GDP in fiscal year 2024 from 5.0 percent in fiscal year 2023. However, this remains lower than the 7.3 percent rate of net financial savings in fiscal year 2022. This is on account of increasing financial liabilities of households, which stood at 6.2 percent of GDP in fiscal year 2024, compared to 5.9 percent and 3.8 percent in fiscal years 2023 and 2022, respectively. The share of unsecured lending has been increasing in parallel. Citing caution, the RBI directed banks to increase risk weights for unsecured personal loans, credit card receivables and lending to NBFCs in November 2023. Growth in unsecured credit consequently moderated, remaining below 20 percent of GDP from June 2024 to December 2024 (average growth in unsecured loans in 2023-24: 26.1 percent) and further moderating to below 10 percent since January 2025.

Domestically, in fiscal year 2026, bond yields are expected to moderate. There is a likelihood of decoupling of domestic bond yields from those of the United States, driven by multiple factors including tariff-related uncertainty and geopolitical developments. Additionally, an expected increase in foreign inflows in the debt segment (due to inclusion in the J.P. Morgan Bond Index from June 2024 and the Bloomberg Local EM Debt Index from January 2025), coupled with moderating inflation and monetary easing are likely to drive domestic yields down. However, if inflationary pressures increase, system liquidity tightens, and/or global yields increase significantly, domestic yields could harden. Additionally, any volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

Financial and political instability in other countries may cause increased volatility in the Indian financial market.

Global Economic and Market Developments

The Indian market and the Indian economy are influenced by the economic and market conditions in other countries, particularly the emerging market countries in Asia and major global economies like the United States and Eurozone economies. Financial turmoil in Sri Lanka, Russia and elsewhere in the world in recent years has affected the Indian financial market as investor sentiment took a hit during such episodes. In 2023 several factors influenced investors’ sentiment, such as the stress in the U.S. regional banking sector, the last-minute revision in the U.S. debt ceiling, and the U.S. sovereign credit rating downgrade. In 2024, the continuing conflict between Russia and Ukraine, the conflict between Israel and Hamas and lingering stress in the property sector in China were the key factors affecting investor sentiment. In 2025, the weak economic performance in Europe and central Asia impacted investors’ confidence. More recently, the tariff announcements by the United States and retaliatory tariffs by China have led to increased uncertainty and have led to downward revisions in global growth, which has significantly and adversely impacted investors’ confidence. The escalating conflict between Israel and Iran, including U.S. intervention, has also added to market turmoil and volatility in oil prices, which has further adversely impacted investor sentiment.

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

The macroeconomic, trade and regulatory environment has become increasingly fragmented, with continuing disruptions of global supply chains in several industries. Such disruptions have been and may be caused, among others, by trade policies, cybersecurity incidents, global health crises, political tensions, war, strikes, riots, civil commotion, violent weather conditions or other natural disasters. The mismatch between supply and demand pushed up commodity and other prices, particularly in the energy sector, creating further challenges for monetary authorities and customers during 2022. Against the backdrop of both a vaccine-led economic recovery and increasing inflationary pressures, interest rates rose significantly during 2022 and the first half of 2023. Central banks in developed markets raised benchmark rates significantly in order to help ease inflationary pressures while also commencing quantitative tightening. With moderating inflation, major central banks (including the European Central Bank, the Bank of Canada and the Swiss National Bank) started cutting rates in 2024, with the U.S. Federal Reserve also cutting rates towards the latter half of 2024. Since then, policy rates by major central banks have been reduced continuously in 2025 (including by the European Central Bank, the Bank of England, the Bank of Canada and the Swiss National Bank). However, uncertainty on inflation outlook due to the impact of tariffs could push them to opt for a cautious approach on further rate cuts.

The global credit and equity markets have experienced substantial dislocations, liquidity disruptions and market corrections in the last few years, for example due to the impact of the COVID-19 pandemic, the Russia-Ukraine war and the conflict between Israel and Hamas. In Europe, the impact of the European sovereign debt crisis, the withdrawal of the United Kingdom from the European Union, Italian political and economic developments, the Swiss bank crisis, protests in France, the refugee crisis and the increasing attractiveness of voters to populist and anti-austerity movements have all contributed to political and economic uncertainty. More recently, the federal elections in Canada, the outcome and political developments following the general elections in Germany, the re-election of Donald Trump and introduction of steep tariffs on imports by the United States and retaliatory tariffs by China, the continuing ambiguity around peace negotiations between Russia and Ukraine and the escalating conflict between Israel and Iran, including U.S. intervention, have added to global economic and political uncertainties.

Global Political Developments

In fiscal year 2025, global political uncertainty remained elevated. This was driven by a combination of electoral transitions, trade policy shifts, and geopolitical conflicts. A key development was the re-election of Donald Trump as the president of the United States. Further, elections were held in the United Kingdom in 2024 and in Germany in 2025, which resulted in changes in ruling party/coalition, while in Canada there has been a change in leadership, though the same party has returned to power in the elections held in May 2025. Between February 2025 and April 2025, the U.S. administration announced a new round of import tariffs across countries, as well as on some specific products, raising concerns about a further escalation in trade tensions and the potential fragmentation of global supply chains. The heightened uncertainty around trade policies in the United States and changes in policy rates of major central banks could increase volatility in the Indian financial market.

An escalation of political risks could have consequences both for the financial system and the greater economy, potentially leading to declines in business levels, write-downs of assets and losses across businesses in the United Kingdom, Switzerland and the European Union, which could lead to adverse consequences for global financial and foreign exchange markets. The change in government in the United Kingdom, the delayed appointment of a Chancellor after a failed initial parliament vote in Germany, the diplomatic standoff between India and Canada, the change in leadership in Canada, and the change in government in the United States, could lead to changes in fiscal policies as well as trade relations with India.

The ongoing war in Ukraine entered its third year, with limited progress toward a negotiated resolution and with increasing risk of further escalation in 2025. Similarly, in the Middle East, the conflict between Israel and Hamas has affected investor confidence and the escalating conflict between Israel and Iran, including U.S. intervention, is likely to worsen the market outlook. These conflicts continue to affect energy markets, complicate trade routes and have led to elevated defense spending across countries. In Europe, political fragmentation within the European Union has slowed progress on key economic and climate initiatives. Elevated energy costs and ongoing debates over fiscal consolidation may continue to strain macroeconomic coordination.

In Asia, China’s property sector instability and subdued domestic growth prompted a series of state-led interventions. At the same time, tensions in the Taiwan Strait with China conducting military exercises have contributed to elevated geopolitical risk in the Indo-Pacific. Geopolitical tensions between India and Pakistan have increased significantly following the deadly terrorist attack on tourists in Pahalgam in Jammu and Kashmir in April 2025. The suspension of the Indus Waters Treaty and increased military posturing suggest a protracted period of strained relations. While a full-scale military conflict remains unlikely, the potential for limited but significant incidents cannot be discounted.

Looking ahead to 2026, the global political environment is expected to remain volatile. The elections in Canada, the outcome and political developments following the general elections in Germany, the re-election of Donald Trump and introduction of steep tariffs on imports by the United States and retaliatory tariffs by China, the continuing ambiguity around peace negotiations between Russia and Ukraine and the escalating conflict between Israel and Iran, including U.S. intervention, have added to global economic and political uncertainties.

International Trade Developments

In fiscal year 2026, alongside domestic issues, we expect the market to closely watch trade negotiations, structural shifts in global trade and supply chain realignment. Between February 2025 and April 2025, the U.S. administration announced a new round of import tariffs across countries and on specific products, which has increased concerns about a further escalation in trade tensions and the potential fragmentation of global supply chains. The full implementation of new U.S. trade measures and retaliatory tariffs by countries, particularly against China, could weigh on global trade and investment flows. Emerging Asian economies including India remain particularly vulnerable, given their deep trade linkages with both the United States and China. There was an initial 90-day pause for negotiations, which is now extended until August 1, 2025. While India has been working on a trade agreement with the United States, the outcome and the net impact of such negotiations remain uncertain.

In connection with the United Kingdom’s withdrawal from the European Union, the United Kingdom Government concluded a Trade Cooperation Agreement with the European Union which came into effect on January 1, 2021. As the United Kingdom’s economy and those of the Eurozone countries are tightly linked as a result of EU integration projects (other than the Euro), any future trade disputes between the United Kingdom and the European Union as well as further uncertainty in relation to the regulation of cross-border business activities may have an adverse impact on global financial markets. With respect to India’s trade policies, negotiations between India and the United Kingdom on a free trade agreement concluded in May 2025. Though the details are not yet fully known, the deal aims to increase bilateral trade between India and the United Kingdom by 25.5 billion pounds by 2040 through reduction in duties and easier market access.

Heightened tensions across the geopolitical landscape could also have implications for the Bank and its customers. Diplomatic tensions between China and the United States, and extending to the United Kingdom, the EU, India and other countries, may affect the Bank, creating regulatory, reputational and market risks. Apart from the United States’ tariffs, the United Kingdom, the EU, Canada and other countries have imposed various sanctions and trade restrictions on Chinese individuals and companies. In response, China has announced sanctions, trade restrictions and laws that could impact the Bank and its customers. More recently, the United States imposed a 145 percent tariff on Chinese imports while in retaliation China imposed a 125 percent tariff on U.S. imports. While the United States and China in May 2025 agreed to lower such tariffs for an initial 90-day period, the absence of a final agreement and other developments could result in persisting trade frictions between the two largest economies of the world.

India-Pakistan Standoff

Geopolitical tensions between India and Pakistan have increased significantly following the deadly terrorist attack on tourists in Pahalgam in Jammu and Kashmir in April 2025, and have already impacted major treaties and diplomatic relations, with a lingering risk of sudden escalation in military conflict. Terrorist attacks, including the one in Pahalgam, as well as those in Mumbai in November 2008 and Pulwama in February 2019, and other acts of violence or war may negatively affect the Indian markets on which our equity shares trade and adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and, as a result, ultimately adversely affect our business. In addition, any deterioration in relations between India and Pakistan or between India and China might result in investor concerns about stability in the region, which could adversely affect the price of our equity shares and ADSs.

Russia-Ukraine Conflict

The ongoing war in Ukraine entered its third year, with limited progress toward a negotiated resolution and with increasing risk of further escalations in 2025. This continued to affect energy markets, while keeping defense expenditure elevated across countries. In February 2022, Russia launched a large-scale military invasion of Ukraine, following which many governments enacted severe sanctions against Russia, Belarus, the Crimea, Zaporizhzhia and Kherson regions of Ukraine, the self-proclaimed Donetsk People’s Republic and the self-proclaimed Luhansk People’s Republic, including, among others, the removal of certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system, which has significantly impacted the ability to transfer funds in and out of Russia. The invasion and ongoing conflict have disrupted financial markets and have had adverse impacts on supply chains, prevailing levels of inflation and other macroeconomic conditions. The conflict could spill over to neighboring countries, and due to political instability in Eastern Europe, it is possible that further sanctions, export controls or other measures against Russia or other countries, regions, officials, individuals or industries in the respective territories may be imposed. Failure to comply with those laws could expose the Bank to civil and criminal prosecution and penalties, the imposition of export or economic sanctions against the Bank and reputational damage, all of which could materially and adversely affect the Bank’s financial results. We are actively monitoring the situation in Ukraine and assessing its impact on our business. We have no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time. To the extent Russia’s invasion of Ukraine adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Israel-Hamas Conflict

After Russia-Ukraine, the geopolitical conflict between Israel and Hamas continues. Following the Houthis group’s attack on international ships in the Red Sea, the United States and the United Kingdom launched a joint strike in Yemen. In April 2024, Iran was said to have launched a drone attack on Israel after the latter attacked Iran’s foreign consulate in Syria. More recently, concerns have heightened as Israel and Iran have been engaged more directly in the conflict. In January 2025, a ceasefire between Israel and Hamas was reached. However, in March 2025, Israel launched airstrikes across Gaza and further continued the attacks by targeting Iran’s alleged nuclear sites in June 2025.

While the conflict has so far been confined to aerial bombings on each other’s territory by Israel and Iran, with some limited U.S. involvement, a risk of further escalation still looms. If the conflict spreads further there could be an upward pressure on oil prices which could impact global inflation and the interest rate outlook. In such a case, the conflict might impact the global rate cut cycle, which could have implications for global growth.

Financial Services Industry Developments

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

Moving forward, uncertainty arising out of tariff wars, prolonged geopolitical tensions across the globe, recurrent or future waves of contagious diseases, such as COVID-19, or similar health crises across the globe, and the continuation or widening of China’s property sector crisis could adversely affect global financial markets leading to adverse follow-on consequences in India. The extent and timing of rate cuts by major central banks could have adverse implications for global growth and consumer spending and potentially negative implications for the Bank’s performance, including through increased impairment allowances. In response to these developments as well as past financial and liquidity crises in these markets, legislators and financial regulators in the United States, Europe and other jurisdictions, including India, have implemented several policy measures designed to add stability to the financial markets. However, the overall impact of these and other legislative and regulatory efforts on the global financial markets is uncertain, and they may not have the intended stabilizing effects. In the event of any significant financial disruption, there could be an increase in volatility in the Indian financial market which could have an adverse effect on our business, future financial performance and the trading price of our equity shares and ADSs.

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

For example, our hedging strategies and other risk management techniques may not be fully effective in mitigating risks in all market environments or against all types of risk, including risks that are unidentified or unanticipated. Some methods of managing risks are based upon observed historical market behavior. As a result, these methods may not predict future risk exposures, which could be greater than the historical measures indicated. Other risk management methods depend upon an evaluation of information regarding markets, customers or other matters. This information may not in all cases be accurate, complete, up-to-date or properly evaluated. As part of our ordinary decision-making process, we rely on various models for risk and data analysis. These models are based on historical data and supplemented with managerial input and comments. There are no assurances that these models and the data they analyze are accurate or adequate to guide our strategic and operational decisions and protect us from risks. Any deficiencies or inaccuracies in the models or the data might have a material adverse effect on our business, financial position or results of operations.

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

As of March 31, 2025, the RBI requires a minimum capital adequacy ratio of 11.7 percent (including requirements for the capital conservation buffer and due to our Bank’s classification as a Domestic Systemically Important Bank (“D-SIB”) of our total risk-weighted assets (“RWAs”). We adopted the Basel III capital regulations effective April 1, 2013. Our capital adequacy ratio, calculated in accordance with Indian GAAP, was 18.8 percent as of March 31, 2024 and 19.6 percent as of March 31, 2025. Our CET-I ratio was 16.3 percent as of March 31, 2024 and 17.2 percent as of March 31, 2025. Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time, or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

The RBI issued a “Master Circular – Basel III Capital Regulations” on April 1, 2025, which provides guidelines in relation to the following key items: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) grading the enhancement of the total capital requirement; (iv) introducing a capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. Under these Basel III capital regulations, Tier I capital predominantly consists of common equity of the banks, which includes common shares, reserves and stock surplus. Perpetual debt instruments and perpetual non-cumulative preference shares are not considered a part of CET-I capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Additionally, the guidelines have set out criteria for loss absorption through the conversion or write-off of Additional Tier I capital instruments at a pre-specified trigger level. The RBI has implemented the last tranche of the capital conservation buffer from October 1, 2021. The minimum Common Equity Tier I capital of 5.5 percent of RWAs is required to be maintained by banks along with a capital conservation buffer of 2.5 percent of RWAs, in the form of Common Equity Tier I capital. D-SIBs are required to maintain additional CET-I capital requirements ranging from 0.2 percent to 1.0 percent of risk-weighted assets. We were classified as a D-SIB from April 1, 2018 onwards. In its press release dated January 2, 2023, the RBI prescribed an additional CET-I requirement of 0.2 percent through March 31, 2025 (making the Bank’s aggregate capital requirement 11.7 percent). From April 1, 2025, the additional CET-I requirement applicable to the Bank on account of being a D-SIB is 0.4 percent (making the Bank’s aggregate capital requirement 11.9 percent). The change was made on account of the Bank’s increased systemic importance following completion of the Transaction. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Domestic Systemically Important Banks.” Banks will also be required to have an additional capital requirement towards countercyclical capital buffer (“CCCB”) varying between zero percent and 2.5 percent of the RWAs as and when implementation is announced by the RBI. The RBI has not yet activated the CCCB, and in its press release dated April 15, 2025, has stated that it is not necessary to activate CCCB at this point. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Countercyclical Capital Buffer.”

Additionally, the Basel III LCR, which is a measure of the Bank’s high-quality liquid assets compared to its anticipated cash outflows over a 30-day stressed period, commenced applying in a phased manner that started with a minimum requirement of 60.0 percent from January 1, 2015, and reached a minimum of 100.0 percent on January 1, 2019. In 2020, banks were permitted to avail themselves of funds under the marginal standing facility by utilizing the Statutory Liquidity Ratio (“SLR”) up to an additional 1.0 percent of their net demand and time liabilities (“NDTL”) (i.e., cumulatively up to 3.0 percent of their NDTL). With effect from January 1, 2022, banks can utilize the SLR up to 2.0 percent of NDTL instead of 3.0 percent for overnight borrowing under the MSF. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Legal Reserve Requirements—Revisions in Constitution of Bank Assets.” Additionally, with effect from April 18, 2022, banks were permitted to categorize Government securities as Level 1 High Quality Liquid Assets (“HQLA”) under the Facility to Avail Liquidity for Liquidity Coverage Ratio (“FALLCR”) within the mandatory requirement up to 16.0 percent (earlier 15.0 percent) of NDTL. These various requirements, including requirements to increase capital to meet increasing capital adequacy ratios, could require us to forgo certain business opportunities. Since we have been classified as a D-SIB under Basel III, we are required to maintain a minimum leverage ratio of 4.0 percent as compared to 3.5 percent required to be maintained by other scheduled commercial banks.

We believe that the demand for Basel III compliant debt instruments, such as Tier II capital eligible securities, may vary depending on market conditions. In the past, the RBI has reviewed and made amendments to its guidelines on Basel III capital regulations with a view to facilitating the issuance of non-equity regulatory capital instruments by banks under the Basel III framework. It is unclear what effect, if any, these amendments may have on the issuance of Basel III compliant securities or if there will be sufficient demand for such securities. It is also possible that the RBI could further amend the eligibility criteria of such instruments in the future if the objectives identified by the RBI are not met, which would create additional uncertainty regarding the market for Basel III compliant securities in India.

If we are unable to meet the new and revised requirements, including both requirements applicable to banks generally and requirements imposed on us as a D-SIB, our business, future financial performance and the trading price of our ADSs and equity shares could be adversely affected.

Regulatory changes may impact the amount of capital that we are required to hold. Our ability to grow our business and execute our strategy is dependent on our level of capitalization, and we may be required to raise resources from the capital markets or to divest our stake in one or more of our subsidiaries to meet our capital requirements. Any reduction in our regulatory capital ratios, changes to the capital requirements applicable to the Bank on account of regulatory changes or otherwise, our inability to access capital markets or otherwise increase our capital base and our inability to meet stakeholder expectations of the appropriate level of capital for it, while also meeting expectations of return on capital, may limit our ability to maintain our market standing and grow our business, and adversely impact our future performance and strategy. We may seek to access the equity capital markets in the future, or make additional divestments of our investments in our subsidiaries and affiliates. Increases in our equity shares would dilute the shareholding of existing shareholders. Our life insurance subsidiary, HDFC Life, our NBFC subsidiary, HDBFSL, and our general insurance joint venture, HDFC ERGO, are also subject to solvency and capital requirements imposed by their respective regulators. While we do not expect these entities to require significant additional equity capital, any requirement for the Bank to make additional equity investments in these entities in the event of an increase in their capital requirements due to regulation or material stress would impact our capital adequacy.

We rely on third parties, including service providers, overseas correspondent banks and other Indian banks, which may not perform their obligations satisfactorily or in compliance with the law.

We rely on different types of third parties, which exposes us to certain risks. For example, we enter into outsourcing arrangements with third-party agencies and vendors, in compliance with the RBI guidelines on outsourcing. These entities provide services which include, among others, cash management services, software services, client sourcing, debt recovery services and call center services. However, we cannot guarantee that there will be no disruptions in the provision of such services or that these third parties will adhere to their contractual obligations. Additionally, we also rely on our overseas correspondent banks to facilitate international transactions, and the Indian banking industry as a whole is interdependent in facilitating domestic transactions. There is no assurance that our overseas correspondent banks or our domestic banking partners will not fail or face financial problems (such as financial problems arising out of or in relation to frauds uncovered in early 2018 at one of India’s public sector banks).

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

We have grown progressively over the last years, including most recently as a result of the Transaction. Our loan growth rate has been significantly higher than that of the Indian banking industry. Our loans in the three-year period ended March 31, 2024 grew at a compounded annual growth rate of 30.5 percent. The compounded annual growth for the Indian Banking Industry for the same period was approximately 16.6 percent. The growth in our business is partly attributable to the expansion of our branch network and due to the Transaction. As at March 31, 2020, we had a branch network comprised of 5,416 branches, which increased to 9,455 branches as at March 31, 2025, including those acquired in the Transaction. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited.”

Section 23 of the Banking Regulation Act 1949 (the “Banking Regulation Act”) provides that banks must obtain the prior approval of the RBI to open new banking outlets. Further, the RBI may cancel a license for violations of the conditions under which it was granted. The RBI issues instructions and guidelines to banks on branch authorization from time to time. With the objective of liberalizing the branch licensing process, the RBI, effective September 2013, granted general permission to banks, including us, to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and certain other conditions. In May 2017, the RBI liberalized the branch authorization policy further. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Regulations Relating to the Opening of Banking Outlets.” If we are unable to perform in a manner satisfactory to the RBI in any of these centers or we are unable to find a sufficient number of locations where we would be able to comply with the specified conditions, there may be an adverse impact on the number of banking outlets we will be able to open, which would, in turn, have an adverse impact on our future growth.

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

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short-term deposits are those with a maturity not exceeding one year. Medium-term deposits are those with a maturity of greater than one year but not exceeding three years. See “Selected Statistical Information—Funding.” However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2025, 25.9 percent of our loans are expected to mature within the next year and 38.0 percent of our loans are expected to mature in the next one to three years. As of March 31, 2025, 35.2 percent of our deposits are expected to mature within the next year and 33.1 percent of our deposits are expected to mature between the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition. We may also face a concentration of deposits by our larger depositors. Any sudden or large withdrawals by such large depositors may impact our liquidity position. As our depositors provide our principal source of liquidity, a decline in rollovers could further exacerbate any existing imbalance in loans compared to deposits. As a result, if the Bank is unable post-Transaction to maintain or grow its low-cost deposits, its financial condition and results of operations may be materially adversely affected due to the volume of high-cost borrowings acquired from HDFC Limited in the Transaction.

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

After years of monetary easing, the RBI announced an off-cycle rate hike in May 2022 of 40 basis points and a rate hike of 50 basis points in June 2022. To control rising inflationary pressures due to supply chain disruptions and geopolitical tensions, the RBI raised the repo rate cumulatively by 250 basis points to 6.5 percent in fiscal year 2023 and kept the rate unchanged in 2024. With moderating inflationary pressures and support for domestic growth, the RBI entered a rate cut cycle in 2025, slashing rate by 25 basis points in each of its monetary policy meetings in February 2025 and April 2025 and by 50 basis points in June 2025, with the repo rate moving from 6.5 percent in February 2025 to 5.5 percent in June 2025. Weak global growth amid ongoing trade tensions and tariff-related uncertainties has weighed on the external outlook and made a stronger case for further easing of monetary conditions. See “—Economic and Political Risks—Financial and political instability in other countries may cause increased volatility in the Indian financial market”.

We are more structurally exposed to interest rate risk than banks in many other countries because of certain mandated reserve requirements of the RBI. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Legal Reserve Requirements.” These requirements result in Indian banks, such as ourselves, investing (as per the RBI guidelines currently in force) 18.0 percent of our net demand and time liabilities in securities issued by the Government as SLR. We are also required to maintain 4.0 percent of our liabilities by way of a balance with the RBI as CRR. This, in turn, means that we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including Government securities, will likely adversely impact our profitability. A rising interest rate environment acts as a headwind for economic growth and thus can impact our profitability. The aforementioned requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in Government-issued securities is generally lower than that earned on our other interest earning assets. In addition, the performance of our mutual fund business through our subsidiary HDFC AMC may be impacted by a change in interest rates or by adverse movements in the equity markets, which would have a negative impact on our revenues and profits from this business.

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on its interest-earning assets, our net interest income and net interest margin would be adversely impacted. A slower growth in low-cost deposits in the form of current and savings account deposits compared to total deposits would result in an increase in the cost of funds and could adversely impact our net interest margin if we are not able to pass on the increase to borrowers. As a result of the Transaction, we acquired high-cost borrowings from HDFC Limited, which have increased our costs of funds. Our net interest margin takes into account high debt funded costs due to the Transaction. An inability to grow our low-cost deposits to balance out this increase could result in longer term adverse impacts on our net interest margins. See “—Risks Relating to Our Structure and the Transaction—We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs”.

Introduction of higher deposit interest rates by banks with whom we compete may also lead to revisions in our deposit rates to remain competitive, which could adversely impact our cost of funds. Alternatively, a choice not to engage in what we consider to be unsustainable competitive pricing could cause us to lose market share in the short or longer term, which could have a material adverse effect on our results of operations and profitability. We are also exposed to interest rate risk through our treasury operations and through the operations of our joint venture HDFC ERGO and of certain of our subsidiaries, including HDFC Life, which have a portfolio of fixed income securities. In our asset management business, we manage money market, debt and hybrid mutual fund schemes whose performance could be adversely impacted by a rise in interest rates, which in turn could adversely impact our revenues and profits from this business.

We could experience a decline in our revenue generated from activities on the equity markets if there is a prolonged or significant downturn on the Indian stock exchanges, and we may face difficulties in getting regulatory approvals necessary to conduct our business if we fail to meet regulatory limits on capital market exposures.

We provide a variety of services and products to participants involved with the Indian stock exchanges. These include working capital funding and margin guarantees to share brokers, personal loans secured by shares, IPO finance for retail customers, stock exchange clearing services, collecting bankers in various public offerings and depository accounts. If there is a prolonged or significant downturn on the Indian stock exchanges, our revenue generated by offering these products and services may decrease, which would have a material adverse effect on our financial condition. We are required to maintain our capital market exposures within the limits as prescribed by the RBI. Our capital market exposures are comprised primarily of investments in equity shares, loans to share brokers and financial guarantees issued to stock exchanges on behalf of share brokers.

In accordance with RBI guidance, a bank’s capital market exposure is limited to 40.0 percent of its net worth under Indian GAAP as of March 31 of the previous year, both on a consolidated and non-consolidated basis. As per the RBI circular on “Banks’ Exposure to Capital Market—Issue of Irrevocable Payment Commitments (IPCs)” of May 2024, the intra-day capital markets exposure of custodian banks issuing Irrevocable Payment Commitments (“IPCs”) is limited to 30.0 percent of the settlement amount. Our capital market exposure as of March 31, 2025 was 13.6 percent of our net worth on a non-consolidated basis and 18.0 percent on a consolidated basis, in each case, under Indian GAAP. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Regulations Relating to Capital Market Exposure Limits.” If we fail to meet these regulatory limits in the future, we may face difficulties in obtaining other regulatory approvals necessary to conduct our normal course of business, which would have a material adverse effect on our business and operations.

Any failure of, or material weakness in, our internal control system could cause significant errors, which may have a material adverse effect on our reputation, business, financial position or results of operations.

We are responsible for establishing and maintaining adequate internal measures commensurate with our size and complexity of operations. Our internal or concurrent audit functions are equipped to make an independent and objective evaluation of the adequacy and effectiveness of internal controls on an ongoing basis to ensure that business units adhere to our policies, compliance requirements and internal circular guidelines. While we periodically test and update, as necessary, our internal control systems, we are exposed to operational risks arising from the potential inadequacy or failure of internal processes or systems, and our actions may not be sufficient to guarantee effective internal controls in all circumstances. Given our high volume of transactions, it is possible that errors may repeat or compound before they are discovered and rectified. Our systems and internal control procedures that are designed to monitor our operations and overall compliance may not identify every instance of non-compliance or every suspicious transaction. If internal control weaknesses are identified, our actions may not be sufficient to fully correct such internal control weakness. We face operational risks in our various businesses and there may be losses due to deal errors, settlement problems, pricing errors, inaccurate reporting, breaches of confidentiality, fraud and failure of mission-critical systems or infrastructure. Any error, tampering or manipulation could result in losses that may be difficult to detect.

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

We have in the past been the subject of a SEBI order relating to our processes, systems and controls. Although we have not received further correspondence from the SEBI in this regard since 2021, there can be no assurance that a failure of our internal control system will not occur in the future, which could adversely affect our business and results of operations. If we are unable to maintain effective internal controls over our operations, including the operations of the entities amalgamated and acquired in the Transaction, in accordance with the Sarbanes-Oxley Act, we may come under additional regulatory scrutiny or be the target of enforcement actions, or suffer monetary losses or adverse reputation effects which, in each case, could be material, and could have a material adverse effect on our business, financial position or results of operations. This could also result in a loss of investor confidence in the accuracy and completeness of our financial reports, which may in turn have an adverse effect on the value of our equity shares.

Significant fraud, system failure or calamities would disrupt our revenue-generating activities in the short term and could harm our reputation and adversely impact our revenue-generating capabilities.

Our business is highly dependent on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and, therefore, ensuring the security of this system and its availability is of paramount importance. Our systemic and operational controls may not be adequate to prevent any adverse impact from digital frauds, including via so-called money mules, as well as from errors, hacking and system failures. A significant system breakdown or system failure caused by intentional or unintentional acts would have an adverse impact on our revenue-generating activities and lead to financial loss. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Fraud or system failures by other Indian banking institutions (such as frauds uncovered in early 2018 at one of India’s public sector banks) could also adversely affect our reputation and revenue-generating activity by reflecting negatively on our industry more generally, and in certain circumstances we could be required to absorb losses arising from intentional or unintentional acts by third-party institutions. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we would be able to restore data and resume processing in the event of a significant system breakdown or failure. However, it is possible the disaster recovery site may also fail or it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario where the primary site is also completely unavailable, there may be significant disruption to our operations, which would materially adversely affect our reputation and financial condition.

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

At present, we refer to ESG ratings provided by, among others, MSCI ESG Ratings and Carbon Disclosure Project (“CDP”). However, we have not yet fully integrated such external ratings in our credit rating of clients. We are in the process of understanding our financed emissions for which we anticipate relying on third parties for climate-related and emissions data and information in the future. We receive advisory support from third parties regarding our carbon footprint and its management and, going forward, we may consider seeking support from third parties to purchase carbon credits. We participate in the MSCI ESG Ratings, S&P Corporate Sustainability Assessment, CDP, and ISS-Governance Ratings, and we are also assessed by various other international and domestic ESG rating agencies, and we keep a track of progress on a yearly basis. The past or future issuance of any ESG ratings which reflect low performance on ESG matters or high ESG-related risk, or are not consistent with our own views of our commitment to implement ESG principles and standards throughout our business and our commitment to our business and local communities as an ESG-focused company, could harm our reputation, expose us to liability and have a material adverse effect on our business, results of operations or financial condition.

We have set forth targets for achieving carbon neutrality by 2032. Our ability to meet our own targets may be affected by various factors, including competing priorities and transactional needs. For example, while our overarching target remains unchanged, following completion of the Transaction, we have re-aligned our baseline and strategy based on the increase in overall emission projections resulting from the addition of offices and branches from HDFC Limited. Any failure to meet our own targets could have an adverse impact on our reputation.

We are subject to climate change-related risks, including the physical risks of severe weather and water scarcity, as well as the risks of transitioning to a low carbon economy, which could have a significant negative impact on our industry, business and results of operations.

We are subject to physical and transition risks relating to climate change, which have the potential to result in adverse financial and non-financial impacts for the Bank. Physical risks relating to climate change include extreme weather events (such as hurricanes, extreme rainfall, earthquakes, flooding and forest fires); periods of abnormal, severe or unseasonal weather conditions (such as increased average temperature); rising sea levels; alteration or loss of biodiversity or impacts to marine ecosystems affecting tourist destinations; reduced availability of water resources; and insect plagues. Our mortgage portfolio increased as a consequence of the Transaction and the acquisition of HDFC Limited’s mortgage lending business. From a credit perspective, the Bank may be exposed to physical risks arising from damaged properties due to extreme climate conditions, which could lead to the erosion of our property values and the increase in the number of uninsurable properties.

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

As climate change and circular economy-related legislation and reporting requirements further evolve, companies need to effectively identify, assess, monitor and mitigate associated transition risks; failure to do so adequately or as well as others could lead to the Bank scoring lower in ESG ratings and indices used by financial actors in making investment decisions. Material non-compliance with climate change or circular economy-related legislation or reporting requirements could reduce our ability to attract investors, result in reputational damage and potentially regulatory sanctions. Poor results in ESG ratings and indices used by financial actors may negatively impact their investment decision, and thereby increase the cost of capital or negatively impact share price. Failure to meet current and future employees’ expectations concerning the Bank’s actions to mitigate and adapt to climate change or address circular economy matters may negatively impact the retention and attraction of high-quality employees. See “—Risks Relating to Our Business—Our success depends in large part upon our management team and skilled personnel and our ability to attract and retain such persons.”

Negative publicity could damage our reputation and adversely impact our business and financial results.

Reputational risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally, or the Bank or management specifically, could adversely affect our ability to attract and retain customers and may expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities from partners, including lending practices, mortgage servicing and foreclosure practices, corporate governance, regulatory compliance, mergers and acquisitions and related disclosure, sharing or inadequate protection of customer information, and actions taken by government regulators and community organizations in response to that conduct.

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

As at March 31, 2020, we had 5,416 branches, and as at March 31, 2025, we had 9,455 branches, which includes branches acquired in the Transaction in fiscal year 2024. The significant increase in the number of branches over the past five years is mainly attributable to the organic expansion of our branch network. Some of our more recently added branches, including some of the branches which we acquired as a consequence of the Transaction and which we have integrated as our branches, are currently operating at a lower efficiency level compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.

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

The new accounting standards would be expected to change, among other things, our methodologies for estimating allowances for probable loan losses and classifying and valuing our investment portfolio, as well as our revenue recognition policy. It is possible that our financial condition, results of operations and changes in shareholders’ equity may appear materially different under IND-AS or IFRS than under Indian GAAP or U.S. GAAP. Further, during a transition to reporting under the new standards, we could encounter difficulties in the implementation of the new standards and development of our management information systems. Given the increased competition for the small number of IFRS-experienced accounting personnel in India, it may be difficult for us to employ the appropriate accounting personnel to assist us in preparing IND-AS or IFRS financial statements. Moreover, there is no significant body of established practice from which we may draw when forming judgments regarding the application of the new accounting standards. There can be no assurance that the Bank’s controls and procedures will be effective in these circumstances or that a material weakness in internal control over financial reporting will not occur. Further, failure to successfully adopt IND-AS or IFRS could adversely affect the Bank’s business, financial condition and results of operations.

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

We may from time to time undertake acquisitions as part of our growth strategy, which could subject us to a number of risks, such as: (i) the rationale and assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) we may fail to successfully integrate any acquired business, including its technologies, products and personnel; (iii) we may fail to retain key employees, customers and suppliers of any acquired business; (iv) we may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavorable terms and conditions; (v) we may fail to discover certain contingent or undisclosed liabilities in businesses that we acquire, or our due diligence to discover any such liabilities may be inadequate; and (vi) it may be necessary to obtain regulatory and other approvals in connection with certain acquisitions, and there can be no assurance that such approvals will be obtained, and even if granted, that there will be no burdensome conditions attached to such approvals. Additionally, we could be exposed to financial, legal or reputational risks if we fail to appropriately consider and address any compliance, antitrust or ESG aspects of a transaction or planned transaction. Any of the foregoing risks could result in increased costs, decreased revenues or a loss of opportunities and have an adverse effect on our business, results of operations and financial condition, and in the case of a breach of compliance or antitrust regulation, could lead to reputational damage, fines and potentially criminal sanctions and an adverse impact on our ESG agenda. See also “—Risks Relating to Our Structure and the Transaction—We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs.”

In addition, in certain circumstances, we may decide, or be required, to divest or dispose any of our direct and indirect interests in our businesses or assets. For example, as directed by the RBI in the context of the regulatory approval of the Transaction, we divested a portion of our interest in HDFC Credila so that we held a 9.99 percent stake as of March 31, 2024, and we completed the sale process to divest our 100 percent stake in HDFC Edu in two stages, on October 18, 2024 and on December 20, 2024. Please see “Business—About Our Bank”. Separately, as part of updated regulations relating to NBFCs issued in 2021, the RBI has mandated the listing of so-called “upper layer” NBFCs within three years of such designation. As a result, HDBFSL undertook an IPO pursuant to which its equity shares were listed on the BSE and the NSE on July 2, 2025. As part of the IPO, we sold equity shares of HDBFSL aggregating to Rs. 100 billion and HDBFSL raised funds amounting to Rs. 25 billion. Following the IPO, we hold 74.7 percent of the outstanding equity share capital of HDBFSL and HDBFSL continues to be a subsidiary of the Bank, in compliance with the provisions of the applicable regulations.

Furthermore, we may be required to further reduce our ownership in HDBFSL to a potentially minority stake. The RBI issued a draft circular on October 4, 2024 aimed at eliminating any overlap in business activities between a bank and its group entities (the “2024 Draft Circular”). Currently, HDBFSL offers the same products as us and certain of our subsidiaries. The 2024 Draft Circular is subject to comments from the industry and the public and its final version may be subject to change. If implemented as currently drafted, we understand that we will be required to decrease our ownership in HDBFSL to less than 20 percent of its equity capital (or any such higher percentage with prior RBI approval) within a period of two years from the date on which the 2024 Draft Circular come into effect in order to continue offering overlapping products. Any divestment by us will need to comply with applicable laws, including the SEBI SAST Regulations.

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

The Banking Regulation Act gives powers to the RBI to undertake amalgamations of banking companies. In the past, the RBI has ordered mergers of riskier banks with banks that had larger balance sheets, primarily in the interest of the depositors. For example, the Government of India announced the amalgamation of 10 public sector banks into four larger banks in April 2020 as part of a consolidation measure to create fewer banks that would be individually larger in scale. Additionally, Vijaya Bank and Dena Bank were merged with Bank of Baroda with effect from April 1, 2019, and Lakshmi Vilas Bank Ltd. was amalgamated with DBS Bank India Limited with effect from November 27, 2020. Any such direction by the RBI in relation to our Bank could have an adverse effect on our business or that of our subsidiaries.

HDBFSL is subject to periodic inspections by the RBI in India. Non-compliance with regulations and observations made during the RBI’s inspections could expose HDBFSL and us to penalties, suspension and restrictions as well as cancellation of HDBFSL’s license , which could have an adverse impact on our results of operations and our reputation.

HDBFSL is subject to periodic inspections by the RBI under the RBI Act, 1934 on its operations, risk management systems, internal controls, regulatory compliance and credit monitoring systems, pursuant to which the RBI issues observations, directions and monitorable action plans, on issues related to various operational risks, information technology security and regulatory non-compliances, among others. During the course of finalizing inspections, the RBI inspection team shares its findings and recommendations with HDBFSL and affords an opportunity to provide clarifications, additional information and, where necessary, justification for a different position, if any, from that observed by the RBI. Upon final determination by the RBI of the inspection results, HDBFSL is required to take actions specified therein by the RBI to its satisfaction. Non-compliance with observations made by the RBI during these inspections could expose HDBFSL and the Bank to penalties and restrictions, which could have an adverse impact on our results of operations and our reputation.

HDBFSL may not be able to obtain, renew or maintain statutory and regulatory permits and approvals required to operate its business, which may materially and adversely affect its business, results of operations, cash flows and financial condition. This could have an adverse effect on our business.

HDBFSL’s operations are subject to extensive government regulation and HDBFSL is required to obtain and maintain a number of statutory and regulatory permits and approvals under central, state and local government rules in India for carrying out business. While HDBFSL currently possesses or has applied for renewals of certain licenses for its existing business operations, there can be no assurance that it will be able to maintain or renew such licenses, registrations, permits or approvals or that it will not be subject to new licensing requirements. In addition, HDBFSL may apply for more approvals. There can be no assurance that the relevant authorities will grant the required permissions or renew the expired licenses and approvals in the anticipated timeframe, or at all. Moreover, approvals and licenses currently held by HDBFSL may be suspended or cancelled or withdrawn in the event of non-compliance or alleged non-compliance with any terms or conditions thereof, or pursuant to any regulatory action. Any failure by HDBFSL to comply with the terms and conditions to which such licenses, approvals, permits or registrations are subject, and/or to renew, maintain or obtain the required licenses, approvals, permits or registrations may result in the interruption of HDBFSL’s operations and may have a material adverse effect on its business, results of operations, cash flows and financial condition, which could have an adverse impact on our business.

Credit Risks

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

Our gross non-performing customer assets represented 1.3 percent of our gross customer assets as of March 31, 2025. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and the overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2025, 77.6 percent of our loan book was partially or fully secured by collateral. This decreased from 78.1 percent as of March 31, 2024. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented, and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. See Note 10 “Loans” in our consolidated financial statements. For example, as a result of the COVID-19 pandemic, the Government and the RBI implemented various regulatory measures, including those aimed at alleviating financial pressure on borrowers. These measures included a moratorium on debt repayments and temporary permission to classify certain distressed loans as “Standard” if the cause of the distress was related to the pandemic. In addition, borrowers in particular industries may be adversely affected by disruptions in commodity supply chains, changes in economic behavior, trade restrictions and other consequences of pandemics or other global health crises, geopolitical and geoeconomic conflicts, such as the war between Russia and Ukraine, the Israel-Palestine conflict, the increased use of protectionist measures, such as the United States and China implementing reciprocal trade tariffs, and other events that are beyond the control of those that are affected.

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

A number of factors outside of our control affect our ability to manage and reduce non-performing loans. These factors include developments in the Indian economy, domestic or global turmoil, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI or the Government of India. For example, in the past, certain state governments have announced waivers of amounts due under agricultural loans provided by banks. Demands for similar waivers have been raised by farmers in other states as well. Also, in the past, the central and state governments have waived farm loans from time to time to provide some respite to the debt-ridden agricultural sector. Such frequent farm waivers may create expectations of future waivers among the farmers and lead to a delay in or cessation of loan repayments, which may lead to a rise in our non-performing loans. These factors, coupled with other factors such as volatility in commodity markets, declining business and consumer confidence and decreases in business and consumer spending, could impact the operations of our customers and in turn impact their ability to fulfil their obligations under the loans granted to them by us. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans further increase, we will be required to increase our provisions, which would result in our net income being less than it otherwise would have been and would adversely affect our financial condition.

We have high concentrations of exposures to certain customers and sectors, and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.

We calculate our customer and industry exposure (i.e., the loss we could incur due to the downfall of a customer or an industry) in accordance with the policies established by the RBI. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. As of March 31, 2025, our largest single customer exposure was Rs. 265.2 billion, representing 5.1 percent of our capital funds which comprised Tier I and Tier II capital. Similarly, our 10 largest customer exposures totaled Rs. 2,013.2 billion, representing 38.7 percent of our capital funds. None of our 10 largest customer exposures was classified as non-performing as of March 31, 2025. However, if any of our 10 largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures.

The RBI released guidelines on the Large Exposures Framework (the “LEF”) which are reviewed from time to time. These guidelines govern exposure of banks to a single counterparty and a group of connected counterparties. Under this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20.0 percent of the bank’s available eligible capital base at all times, and the sum of all the exposure values of a bank to a group of connected counterparties (as defined in the guidelines) must not be higher than 25.0 percent of the bank’s available eligible capital base at all times. The eligible capital base for this purpose is the effective amount of Tier I capital fulfilling the criteria mentioned in the Basel III guidelines issued by the RBI as per the last audited balance sheet and infusion of Tier I capital and accrued profits after the published balance sheet date, subject to fulfilling certain criteria. As of March 31, 2025, there were no exposures which exceeded the ceiling permitted under the LEF guidelines.

The RBI, in its February 2021 circular, exempted the following exposures to foreign sovereigns or their central banks from the LEF: (i) exposures subject to a zero percent risk weight under the Basel III Capital Regulations Master Circular issued by the RBI; and (ii) where such lending is denominated in the domestic currency of the relevant sovereign and met out of resources of the same currency. For further details on the LEF, see “Supervision and Regulation—I. Regulations Governing Banking Institutions—Large Exposures Framework.”

In April 2024, the RBI issued the Master Circular on Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances (as amended from time to time), which consolidated the Reserve Bank of India (Prudential Framework for Resolution of Stressed Assets) Directions, 2019. As per the updated guidelines, lenders must recognize incipient stress in loan accounts immediately on default by classifying such assets under special mention accounts (“SMA”) as per the categories prescribed under the circular. The duration for which the principal or interest is overdue (i.e., 30 to 90 days) determines the relevant sub-category. The instructions on SMA classification of borrower accounts are applicable to all loans, except for agricultural advances governed by crop season–based asset classification norms. Loans classified as NPAs may be upgraded as “standard assets” only after the arrears of interest and principal have been paid by the borrower in full. Lenders must put in place policies approved by their board of directors for the resolution of stressed assets, including the timelines for such resolution, and they are expected to implement the resolution plan before default occurs. However, if a default occurs, lenders have a review period of 30 days within which their resolution strategy must be decided. The RBI guidelines provide the timelines within which banks are required to implement the resolution plan, depending on the aggregate exposure of the borrower to the lender. For large accounts with the aggregate exposure of the lenders being Rs. 15.0 billion or more, the RBI has specified that the resolution plan must be implemented within 180 days from the end of the review period. If implementation of the resolution plan is delayed beyond 180 days, then the lenders are required to make an additional provision of 20.0 percent of the total outstanding. If the implementation of the resolution plan is delayed beyond 365 days, the lenders are required to make an additional provision of 15.0 percent (i.e., total additional provision of 35.0 percent) of the total outstanding. This additional provision is required to be made over and above the following, subject to the aggregate provisions being capped at 100 percent of the total amount outstanding: (i) the provisions already held and (ii) the provisions required to be made as per the asset classification status of the borrower account. Lenders are required to make appropriate disclosures of implemented resolution plans in their financial statements under “Notes on Accounts.”

As of March 31, 2025, our largest industry concentrations, based on the RBI guidelines, were as follows: NBFC (5.2 percent), real estate & property services (3.6 percent), retail trade (3.6 percent) and consumer services (3.4 percent). In addition, our exposures to consumer loans increased from 21.3 percent as of March 31, 2023, to 33.2 percent as of March 31, 2024, largely as a result of the Transaction, and was 31.1 percent as of March 31, 2025. Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2025, our non-performing loans and credit substitutes as a percentage of total non-performing customer assets in accordance with U.S. GAAP were concentrated in the following industries: real estate & property services (15.9 percent), agriculture production-food (7.5 percent), animal husbandry (6.8 percent) and retail trade (5.3 percent). In addition, 21.1 percent of our non-performing customer assets were consumer loans.

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

The RBI prescribes guidelines on Priority Sector Lending (“PSL”) in India. Under these guidelines, banks in India are required to lend 40.0 percent of their adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBSE”), whichever is higher, as defined by the RBI and computed in accordance with Indian GAAP figures, to certain eligible sectors categorized as priority sectors. The priority sector requirements must be met with reference to the higher of the ANBC and the CEOBSE as of the corresponding date of the preceding year. PSL achievement is to be evaluated at the end of the fiscal year based on the average of priority sector target/sub-target achievement as at the end of each quarter of that fiscal year. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Directed Lending.” Under the guidelines, scheduled commercial banks having any shortfall in lending to the priority sector must be allocated amounts for contribution to the Rural Infrastructure Development Fund (the “RIDF”) established with the National Bank for Agriculture and Rural Development (the “NABARD”) and other funds with NABARD, the National Housing Bank (the “NHB”), the Small Industries Development Bank of India (the “SIDBI”) or the Micro Units Development and Refinance Agency Limited (the “MUDRA”), as decided by the RBI from time to time. The interest rates on such deposits may be lower than the interest rates which the Bank would have obtained by investing these funds at its discretion. For example, in the case of no shortfall in the overall priority sector lending target but a shortfall in any sub-target, an interest rate of the bank rate minus two percentage points will apply.

Further, the RBI has directed banks to maintain agricultural advances at 18.0 percent of ANBC or CEOBSE, whichever is higher. Within the 18.0 percent target for agriculture, a target of 13.78 (14.0 for fiscal year 2026) percent of ANBC or CEOBSE, whichever is higher, was prescribed for Non-Corporate Farmers (“NCFs”), out of which a target of 10.0 percent was prescribed for small and marginal farmers. Further, as per the latest Master Direction on Priority Sector Lending released in March 2025, advances to weaker sections have to be 12.0 percent of ANBC or CEOBSE, whichever is higher. If we fail to adhere to the RBI’s policies and directions, we may be subject to penalties, which may adversely affect our results of operations. Furthermore, the RBI can make changes to the types of loans that qualify under the PSL scheme. Changes that reduce the types of loans that can qualify toward meeting our PSL targets could increase shortfalls under the overall target or under certain sub-targets. We are required to maintain enhanced PSL on the portfolio acquired from HDFC Limited pursuant to the Transaction. The priority sector requirements must be met with reference to the ANBC as of the corresponding date of the preceding year. Consequently, we have had to maintain the said higher PSL since the second quarter of fiscal year 2025. We have received a forbearance from the RBI to achieve the requisite additional PSL over a three-year period. We were therefore required to meet only one third of the enhanced PSL requirements in fiscal year 2025 and will be required to meet cumulatively two thirds of the enhanced PSL requirements in fiscal year 2026.

Our total PSL achievement for fiscal year 2025 stood at 41.23 percent as against a requirement of 40.0 percent, and our achievement of direct lending to non-corporate farmers stood at 12.83 percent for fiscal year 2025 as against a requirement of 13.78 percent. Our achievement of lending to micro enterprises stood at 7.73 percent as against a target of 7.5 percent. Lending to the total agricultural sector stood at 17.20 percent as against a requirement of 18.0 percent, and lending to small and marginal farmers stood at 8.95 percent, against the requirement of 10.0 percent. Advances to sections termed “weaker” by the RBI were 11.52 percent against the requirement of 12.0 percent. The above achievements are subject to district weight adjustments wherein a higher weight (125.0 percent) would be assigned in the identified districts where the credit flow is comparatively lower, and a lower weight (90.0 percent) would be assigned in districts where the credit flow is comparatively higher. This is expected to be valid for up to fiscal year 2026-27 and is subject to review thereafter. The districts not further specified continue to have an existing weightage of 100.0 percent. Where we fail to adhere to the RBI’s policies and directions, we may be subject to penalties as noted above, which may adversely affect our results of operations.

We may experience a higher level of non-performing assets in our directed lending portfolio (including in the portfolio acquired from HDFC Limited), particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Our gross non-performing assets in the directed lending sector as a percentage of gross loans were 0.5 percent as of March 31, 2025 (0.5 percent as of March 31, 2024). Further increases in the above-mentioned targets of the specified PSL categories could result in an increase in non-performing assets due to our limited ability to control the portfolio quality under the directed lending requirements.

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

Although we typically lend on a cash flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2025, 77.6 percent of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, our records of borrowers’ and guarantors’ addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline.

The RBI has introduced various mechanisms, from time to time, to enable lenders to timely resolve and initiate recovery with regards to stressed assets. For example, in April 2023, the RBI issued the master circular on prudential norms on income recognition, asset classification and provisioning pertaining to advances, which consolidated the RBI’s (Prudential Framework for Resolution of Stressed Assets) Directions 2019. In April 2024, the RBI issued another set of guidelines updating the 2023 guidelines for all instructions issued through March 2024. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Resolution of Stressed Assets.” Additionally, the Insolvency and Bankruptcy Code was introduced in 2016, with the aim to provide for the efficient and timely resolution of insolvency of all persons, including companies, partnership firms, limited liability partnerships and individuals. For further details, see “Supervision and Regulation—I. Regulations Governing Banking Institutions—The Insolvency and Bankruptcy Code 2016.” Although RBI regulations and the Insolvency and Bankruptcy Code aim to provide for a time-bound and efficient resolution process, in practice, proceedings may be drawn out. Further, the amount which may be recovered by us may vary depending on the resolution plan approved by the committee of creditors or otherwise. The inability to foreclose on loans due or otherwise liquidate our collateral or recover outstanding amounts may result in failure to recover the expected value of such collateral security, which may, in turn, give rise to increased losses and a decline in net income.

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

The RBI guidelines prescribe a policy framework for the ownership and governance of private sector banks. Under Section 12 of the Banking Regulation Act, no person holding shares in a financial institution shall, in respect of any shares held by such person, exercise voting rights in excess of 10.0 percent of the total voting rights of all the shareholders of such financial institution, provided that the RBI may increase, in a phased manner, such ceiling on voting rights from 10.0 to 26.0 percent. The notification dated July 21, 2016, issued by the RBI and published in the Gazette of India on September 17, 2016 stated that the ceiling for voting rights is at 26.0 percent under the 2023 Directions (as defined below). The RBI may permit higher shareholding (i.e., more than 26.0 percent in the case of promoters), on a case by case basis under certain circumstances, including relinquishment by existing promoters. While allowing such higher shareholding, the RBI may impose any conditions as deemed fit.

In May 2016, the RBI issued the Reserve Bank of India (Ownership in Private Sector Banks) Directions 2016. These guidelines prescribed requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The Ownership in Private Sector Banks Directions have been repealed following their consolidation into the Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023, issued by the RBI on January 16, 2023, which are to be read with the Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies (together, the “2023 Directions”). The objective of the 2023 Directions is to ensure that the ultimate ownership and control of banking companies are well diversified and the “major shareholders” of banking companies are “fit and proper” on a continuing basis. For further details, see “Supervision and Regulation—I. Regulations Governing Banking Institutions—Entry of New Banks in the Private Sector.”

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

Aggregate foreign investment from all sources in a private sector bank is permitted up to 49.0 percent of the paid-up capital under the automatic route. This limit can be increased to 74.0 percent of the paid-up capital with prior approval from the Government of India. Pursuant to a letter dated February 4, 2015, the Foreign Investment Promotion Board approved foreign investment in the Bank up to 74.0 percent of its paid-up capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. If the Bank is subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on the Bank’s results of operations and financial condition. The RBI had previously imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted such restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74.0 percent. Thereafter, the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74.0 percent again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, the SEBI also enquired regarding measures that the Bank had taken and would take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2025, foreign investment in the Bank constituted 55.72 percent of the paid-up capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively affect the price of the Bank’s shares and could limit the ability of investors to trade the Bank’s shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through future issuances of additional equity shares, which could have a material adverse effect on our business and financial results. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Foreign Ownership Restriction.”

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

We have been able to retain and increase our share of business in CMS through traditional product offerings as well as by offering new-age electronic banking services. However, with new entrants in the payment space such as new payment banks now being granted licenses to conduct business and certain financial technology companies, the competition in the payments landscape has grown and is likely to increase further. Technological advances and the growth of e-commerce have made it possible for non-banks to offer products and services that traditionally were banking products such as electronic securities trading, payments processing and online automated algorithmic-based investment advice. These advances have allowed new competitors, some previously hindered by banking regulation (such as FinTechs), to provide customers with access to banking facilities and increase disintermediation of banking services. FinTechs differentiate themselves by the use of technology that reduces bureaucracy related to financial services and products, and they are sometimes subject to lighter regulatory requirements. Moreover, FinTech and Insure-Tech players are looking to disrupt traditional modes of distribution by offering technology-enabled customer journeys, further intensifying competition. Although FinTechs could be subject to enhanced regulatory requirements in the future, the FinTech ecosystem poses challenges to the traditional banking business model, requiring constant adaptation to the industry’s innovations and allowing new players to enter the industry rapidly. This has prompted traditional banks, including us, to enter into strategic partnerships with FinTechs to stem competition and help introduce cutting edge technologies to the banking landscape. Additionally, the introduction of CBDCs, such as the RBI’s pilot program started in November 2022 to issue so-called “Digital Rupee”, could potentially have significant impacts on the banking system and the role of commercial banks within it if they replace traditional accounts and disrupt the current provision of banking products and services rather than complementing it as is currently intended, which in turn could affect commercial banks’ volume, structure and cost of lending. New technologies have required and could require us to spend more to modify or adapt our products or make additional capital investments to attract and retain clients and customers or to match products and services offered by our competitors, including technology companies. Any increased competition within the payment space, any introduction of a more advanced payment system in India or an inability for us to sustain our technology investments, may have a material adverse effect on our financial condition.

Our business is highly competitive, which makes it challenging for us to offer competitive prices to retain existing customers and solicit new business, and our strategy depends on our ability to compete effectively.

We face strong competition in all areas of our business. We compete directly with large public and private sector banks, some of which are market leaders in certain business areas. These banks are becoming more competitive as they improve their customer services and technology, including with the use of artificial intelligence and machine learning. In addition, we compete directly with foreign banks, which include some of the largest multinational financial companies in the world. Further, new entrants into the financial services industry, including companies in the financial technology sector, have further intensified competition in the business environments, especially in the digital business environment, in which we operate, and as a result, we may be forced to adapt our business to compete more effectively. This can also lead to new types of banks expanding their presence in other financial products like insurance and mutual funds.

There can be no assurance that we will be able to respond effectively to current or future competition or that the technological investments we make in response to such competition will be successful. For example, we use artificial intelligence and machine learning to gain deeper customer insights and enhance personalization in support of our “Shift Right” strategy, to power HDFC Bank One (Customer Experience Hub), a conversational platform integrating customer service touchpoints across voice, chat, IVR, and agent channels, and to bolster our cybersecurity incident management. The Bank has also initiated the development of a centralized Generative AI (“GenAI”) platform to establish GenAI technologies within defined business areas, supported by a governance framework. Additionally, the Bank continues to engage closely with the RBI Innovation Hub and has participated in sandbox use cases exploring AI-based early warning systems, fraud detection models, and inclusive credit decisioning tools. Artificial intelligence algorithms may be flawed, for example if datasets contain biased information or are otherwise insufficient. If the analyses and other output that AI-driven products help produce for the Bank are deficient or inaccurate, we could be subject to competitive or reputational harm. Our ability to develop innovative products and services also depends on our ability to effectively produce, acquire, and manage underlying high-quality data. Regulation may limit the use of the data necessary for our digital transformation. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services (whether current or new offerings) at reasonable returns and this may adversely impact our business. Any growth in the presence of foreign banks or new banks in the private sector may increase the competition that the Bank faces and, as a result, have a material adverse effect on its business and financial results. If we are unable to retain and attract new customers, our revenue and net income will decline, which could materially adversely affect our financial condition.

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

For further detail on factors affecting competition in the Indian banking sector, see “—Risks Relating to Our Industry—We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry and that facilitate the entry of new banks in the private sector, which could cause us to lose existing business or be unable to compete effectively for new business.”

Our subsidiaries also face similar risks, including enhanced competition from new, technology-led players with disruptive business models. See “Business—Competition.” In addition, our life insurance subsidiary and our general insurance joint venture face competition from public and private sector life insurance companies along with various financial services companies, including banks and other mutual fund companies. If our subsidiaries and joint venture are unable to stay competitive, they may lose market share or experience lower profitability, which could have an adverse effect on our results of operation and financial condition.

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

For example, the Government of India regulates foreign ownership in private sector banks. Foreign ownership up to 49.0 percent of the paid-up capital is permitted in Indian private sector banks under the automatic route, but this limit can be increased up to 74.0 percent with prior approval of the Government of India. Although under the Banking Regulation Act read together with the 2023 Bank Shareholding Directions, no shareholder in a banking company can exercise voting rights on poll in excess of 26.0 percent of the total voting rights of all the shareholders of such banking company, reduced restrictions on foreign ownership of Indian banks could lead to a higher presence of foreign banks in India and thus increase competition in the industry in which we operate.

The RBI has also from time to time issued various circulars and regulations regarding ownership of private banks and licensing of new private sector banks in India. In February 2013, the RBI released guidelines for the licensing of new banks in the private sector (the “2013 Licensing Guidelines”). The RBI permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned NOFHC route, subject to compliance with certain specified criteria. Such a NOFHC was permitted to be the holding company of a bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. Pursuant to the 2013 Licensing Guidelines, in fiscal year 2016, IDFC First Bank and Bandhan Bank commenced banking operations.

In November 2014, the RBI released guidelines for the licensing of payments banks (“Payments Banks Guidelines”) and small finance banks (“Small Finance Banks Guidelines”) in the private sector. This led to the establishment of new payments banks and small finance banks (“SFBs”), which have increased competition in the markets in which we operate. In December 2019, the RBI released guidelines for continuous licensing of SFBs (the “2019 SFB Guidelines”), lowering regulatory burdens for new market entrants, which may further increase competition in this segment of the market.

In August 2016, the RBI released Guidelines for “On Tap” Licensing of Universal Banks in the Private Sector (the “2016 On Tap Licensing Guidelines”). The guidelines moved from the “stop and go” licensing approach (wherein the RBI notified the licensing window during which a private entity could apply for a banking license) to a continuous or “on-tap” licensing regime. Among other things, the 2016 On Tap Licensing Guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the 2016 On Tap Licensing Guidelines is that, unlike the 2013 Licensing Guidelines, the 2016 On Tap Licensing Guidelines make the NOFHC structure non-mandatory in the case of promoters that are individuals or standalone promoting/converting entities that do not have other group entities. Based on the applications received, the RBI has been issuing licenses to the entities to act as universal banks.

In April 2024, the RBI issued a circular on “Voluntary Transition of Small Finance Banks to Universal Banks”. The circular prescribed that SFBs are eligible to transition to universal banks upon fulfillment of certain requirements such as, among others, meeting specified minimum net worth/paid-up share capital requirements, having a satisfactory track record for five years as a SFB and complying with the RBI’s due diligence exercise.

If competitors make use of relaxed regulations around foreign ownership, holding company structures, SFBs, payments banks, on-tap licensing or other similar measures, we could lose market share or suffer lower profit margins, which could have a material adverse effect on our results of operation and financial condition. See also “Supervision and Regulation—I. Regulations Governing Banking Institutions—Entry of new banks in the private sector.”

If the goodwill recorded in connection with our acquisitions, or any of our other intangibles, becomes impaired, we may be required to record impairment charges, which would decrease our net income and total assets.

In accordance with U.S. GAAP, we account for our acquisitions of businesses, including the Transaction, using the acquisition method of accounting. We record the excess of the purchase price over the fair value of the assets and liabilities of the acquired companies as goodwill. In connection with the Transaction, we recorded goodwill of Rs. 1,628.1 billion. U.S. GAAP requires us to test goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested by initially estimating fair value of the reporting unit and then comparing it against the carrying amount including goodwill. If the carrying amount of a reporting unit exceeds its estimated fair value, we are required to record an impairment loss. The amount of impairment and the remaining amount of goodwill, if any, is determined by comparing the implied fair value of the reporting unit as of the test date against the carrying value of the assets and liabilities of that reporting unit as of the same date. See Note 2w “Summary of Significant Accounting Policies—Business combination” and Note 2x “Summary of Significant Accounting Policies—Goodwill” in our consolidated financial statements.

Following the Transaction, the Bank’s identifiable intangible assets consist of brand, investment management contract, value of business acquired, distribution network, customer relationship and transferable development rights. These intangibles amounted to Rs. 1,434.8 billion as of the date of completion of the Transaction. All intangible assets except brand and investment management contract are definite-lived. The Bank’s definite-lived intangible assets are amortized over their estimated useful lives. Indefinite-lived intangible assets are not amortized but are tested for impairment annually, or more frequently, if necessary. We review intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is indicated if the sum of undiscounted estimated future net cash flows is less than the carrying value of the asset. See also Note 14 “Goodwill and Intangible assets” of the consolidated financial statements.

The recording of impairment charges would decrease our net income and total assets and could have a material adverse effect on our results of operation and financial condition.

Risks Relating to Our Structure and the Transaction

We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs.

On June 30, 2023, we announced the successful completion of the Transaction following the receipt of all requisite shareholder and regulatory approvals, and the merger between the Bank and HDFC Limited became effective from July 1, 2023. Our Bank became the surviving entity and the holding company for the HDFC Group.

We and HDFC Limited entered into the Transaction with the expectation that it would result in various benefits that would include, among others, the creation of a large balance sheet and net worth that would allow greater flow of credit into the economy, and the underwriting of larger ticket loans, including construction finance. While we have begun to realize some synergies, including with respect to enhanced market presence and reach, costs, and cross selling, the long-term success of the Transaction will depend, in part, on our ability to realize all of the anticipated benefits and cost savings of the Transaction, which may not be realized fully or, as a result of delays experienced during our integration, may take longer and be more costly to realize than expected. Any inability to realize part of the anticipated benefits of the Transaction, as well as delays and complexities that we have encountered in the integration process, such as with respect to the management of HDFC Limited’s former immoveable properties, could have an adverse effect upon our revenues, earnings, levels of expenses and results of operations, which may negatively affect the price of our equity shares and ADSs.

Integrating entities of the size and complexity of our Bank and HDFC Limited requires substantial resources, including time, expense and effort from management. Management’s attention has been and may continue to be diverted, and there have been customary, and may continue to be, further difficulties associated with integrating such businesses, which could adversely affect our results of operations during this transition period and for an undetermined period after completion of the Transaction.

As a result of the Transaction being completed on July 1, 2023, our financial statements as of and for the years ended March 31, 2023 and 2024 and our financial statements as of and for the years ended March 31, 2024 and 2025, respectively, are not fully comparable with each other. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited”. The transformative nature of the Transaction may have an adverse impact on analysts’ and investors’ ability to build growth models and correctly anticipate and assess our progress.

Further, due to its size, the Transaction had an adverse effect on certain metrics of the Bank. For example, our net interest margin decreased from 4.4 percent in fiscal year 2023 to 3.8 percent in fiscal year 2024 primarily as a result of the Transaction because HDFC Limited had a relatively lower-yielding asset product mix and a relatively higher cost of funds compared to the Bank. It remained lower, at 3.7 percent, in fiscal year 2025. Interest expense on long-term debt increased by 325.8 percent to Rs. 432.5 billion in fiscal year 2024, primarily on account of an increase in our average balance of long-term debt, from Rs. 1,646.7 billion in fiscal year 2023 to Rs. 5,388.3 billion in fiscal year 2024, a portion of which is non-callable. Our average balance of long-term debt remained higher, at Rs. 6,331.2 billion, in fiscal year 2025, and interest expense on long-term debt increased further by 9.0 percent to Rs. 471.6 billion in fiscal year 2025. Additionally, prior to completion of the Transaction, our loans and deposits as of March 31, 2023 amounted to Rs. 17,052.9 billion and Rs. 18,826.6 billion, respectively. As of March 31, 2024, they were Rs. 26,335.7 billion and Rs. 23,768.2 billion, respectively, including the loans and deposits acquired pursuant to the Transaction. As of March 31, 2025, they were Rs. 28,103.0 billion and Rs. 27,111.0 billion, respectively. While it is our endeavor to reduce the volume of our loans as compared to our deposits towards pre-Transaction levels over the next few years and we do not intend to pursue growth that does not meet our risk adjusted profitability thresholds, slower growth in our loans could in turn adversely impact the growth of our business and our profitability. Additionally, the ratio of average non-interest-bearing current accounts and low-interest-bearing savings accounts to average total deposits decreased from 43.5 percent as of March 31, 2023, to 37.4 percent as of March 31, 2024 and to 33.9 percent as of March 31, 2025. As a result of these and other factors, our cost of funds increased from 3.9 percent as of March 31, 2023, to 4.7 percent as of March 31, 2024, and to 4.9 percent as of March 31, 2025, and our spread decreased from 4.0 percent as of March 31, 2023, to 3.0 percent as of March 31, 2024 and to 2.8 percent as of March 31, 2025. Our return on average tangible assets decreased from 2.2 percent as of March 31, 2023 to 1.8 percent as of March 31, 2024 and to 1.7 percent as of March 31, 2025.

We have plans to and have begun to, in a phased manner, raise low-cost deposits, raise long-term borrowings towards our long-term assets (such as housing loans), manage growth in advances and have an adequate unencumbered liquidity buffer. However, we may not be able to raise adequate low-cost funds to refinance high-cost borrowings at maturity or execute other planned measures, which could adversely impact our liquidity measures and ratios and our overall financial condition. For example, we experienced some low-cost deposit outflows in the first quarter of fiscal year 2025, and low-cost deposit growth for the full fiscal year 2025 was slower than overall deposit growth. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Certain Factors and Trends Affecting Our Results of Operations.” Although both HDFC Bank and HDFC Limited made detailed assessments of the potential impacts of the Transaction in order to properly manage the process, obtain all the necessary regulatory authorizations, minimize impacts on the operation and ensure continuity and quality in the provision of services to their customers, we cannot ensure that unforeseen issues will not arise and generate operational, compliance, technology or service provision risks, which in turn could affect our operation and our profitability, and damage our reputation.

In relation to the Transaction, the Bank had made applications to the RBI seeking certain forbearances and clarifications regarding the requirements applicable to HDFC Bank, as a combined entity, and its subsidiaries from completion of the Transaction, and we continue to engage with the RBI on some of these matters. The RBI has granted certain forbearances and clarifications which are largely operational and in line with applicable regulations. For example, the RBI has granted a forbearance so that we may achieve its enhanced PSL requirements over a three-year period. See “—Credit Risks—We are required to undertake directed lending under RBI guidelines. Consequently, we may experience a higher level of non-performing loans in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs. Further, in the case of any shortfall in complying with these requirements, we may be required to invest in deposits of Indian development banks as directed by the RBI. These deposits yield low returns, thereby impacting our profitability”. However, although the RBI maintained the liquidity ratios applicable to the Bank at the same level as prior to completion of the Transaction, compliance with the requirements has become more onerous now that we have absorbed HDFC Limited’s former portfolio. Further, on account of the Bank’s increased systemic importance following completion of the Transaction, the RBI, in a press release issued on December 28, 2023, shifted HDFC Bank to a higher bucket with an additional D-SIB buffer requirement of 0.2 percent, resulting in a total D-SIB requirement of 0.4 percent that became effective from April 1, 2025 making the Bank’s aggregate requirement 11.9 percent). See “—Economic and Political Risks—In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and limited access to the capital markets may prevent us from maintaining an adequate ratio”. This heightened compliance burden may in turn adversely impact our profitability.

The Bank’s future results will suffer if we cannot effectively manage our expanded operations following completion of the Transaction.

Following the Transaction, the size of our business is significantly higher and more complex than the previous businesses of the Bank’s or HDFC Limited’s individually. Moreover, as a consequence of the Transaction, the Bank operates in new businesses that we were not engaged in previously, such as insurance and asset management. The combined company’s future success depends, in part, upon our ability to manage these expanded operations, which poses substantial challenges, including challenges related to the management and monitoring of the new businesses, compliance with additional regulatory regimes, participation in a joint venture, and the running of publicly listed subsidiaries, all of which results in associated increased costs and complexity. See “—Risks Relating to Our Insurance Business”, “—Risks Relating to Our Asset Management Subsidiary”, “—Risks Relating to Our Structure and the Transaction—Our joint venture partner in HDFC ERGO has significant voting power with respect to the conducting of HDFC ERGO’s business, which may adversely affect our ability to develop our general insurance business in a manner most beneficial to our larger business” and “—Legal and Regulatory Risks—Some of our subsidiaries are publicly listed on the Indian stock exchanges, which subjects them to extensive regulation that can lead to increased costs or additional restrictions on their activities that could adversely impact the Bank”. The RBI has also mandated that there be no overlap in the activities conducted by our new Group entities, which increases the coordination responsibilities of Group management. See also “—Risks Relating to Our Business—We may be unable to fully capture the expected value from acquisitions and divestments, which could materially and adversely affect our business, results of operations and financial condition.” There can be no assurances that the Bank will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits anticipated from the Transaction.

Our joint venture partner in HDFC ERGO has significant voting power with respect to the conducting of HDFC ERGO’s business, which may adversely affect our ability to develop our general insurance business in a manner most beneficial to our larger business.

In the Transaction, we acquired HDFC ERGO, a joint venture in which, as of March 31, 2025, we hold a 50.3 percent stake, ERGO International AG (one of the insurance entities of the Munich Re Group in Germany) holds a 49.4 percent stake and employees and others hold a 0.3 percent stake. HDFC ERGO offers a complete range of general insurance products. In light of the governance arrangements of HDFC ERGO, we account for this entity under the equity method of accounting under U.S. GAAP. See “Related Party Transactions—HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)”. Under our shareholders’ agreement, our partner and we share substantially equal rights over the conducting of HDFC ERGO’s business. For example, the prior consent of our joint venture partner is required for certain actions or decisions, including any material change in HDFC ERGO’s business, any merger, acquisition, divestment or similar activities involving HDFC ERGO and any changes in dividend policies. Similarly, the affirmative vote of at least one director appointed by our joint venture partner is required for certain actions or decisions, including HDFC ERGO entering into certain contracts outside of the ordinary course and the approval of HDFC ERGO’s business plans and related party transactions policy. Additionally, our shareholders agreement imposes restrictions on transfers of shares in HDFC ERGO. As a result of these arrangements, we may not always be able to develop our general insurance business in ways we would prefer or that make sense in the context of our larger business, which could have an adverse impact on our business, results of operations and financial condition.

Subject to the RBI’s approval, existing or new shareholders may seek to acquire larger stakes in the Bank now that HDFC Limited, our former sponsor, has been amalgamated into us in connection with the Transaction, which could affect our governance and future strategy.

Immediately prior to completion of the Transaction, HDFC Limited was our sponsor and owned 20.83 percent of our outstanding equity shares, as a result of which it had certain nomination rights relating to our governance. In the Transaction, HDFC Limited was amalgamated into us and the shares it held were cancelled. As a result, we no longer have a sponsor or other major shareholders. With the RBI’s approval, one or more other existing or new shareholders may, in the future, seek to acquire large stakes in the Bank, which could have an impact on our governance and global strategy. Although we are not aware of any such intentions from any entity, the RBI, for example, accorded its approval to SBI Funds Management Limited to acquire an aggregate holding of up to 9.99 percent of our share capital by November 15, 2023. The RBI did so again on January 25, 2024 when it authorized the Life Insurance Corporation of India to acquire up to an aggregate holding of up to 9.99 percent of our share capital by January 24, 2025. We cannot predict whether the RBI will grant further such approvals in the future or whether any entity that receives such approvals will go on to acquire stakes in our equity shares other than in the normal course of their investment activities. See also “Principal Shareholders”.

Risks Relating to Our Insurance Business

Our insurance business may experience a decline in future rates of growth or levels of profitability, including from regulatory changes, an inability to adequately develop operations or, in the case of HDFC Life, reliance on incorrect actuarial assumptions.

Since completion of the Transaction on July 1, 2023, the life insurance products sourced by us are underwritten by our subsidiary, HDFC Life. The Indian life insurance sector has experienced significant regulatory changes in the past few years. The key changes related to commissions payable to agents and intermediaries, lapse of policies, surrender values and minimum death benefits. As a result, immediately following these regulatory amendments, the life insurance sector experienced low growth and changes in the product mix, as life insurance companies were required to modify their products and distribution strategies. While there was initially a shift in the product mix towards non-unit linked products, more recently the share of unit-linked products has increased, driven by favorable cost structures of these products from a customer perspective, and by improved capital market conditions. The demand for these products may be influenced by any volatility or downturn in capital markets. There were changes announced in the Union Budget for 2023-24 (Budget 2023) with respect to taxation. The exemption under Section 10(10D) of the Income Tax Act, 1961 will not be available with respect to any life insurance policy (other than a unit-linked insurance policy) issued on or after April 1, 2023 if the premium payable for any previous year during the term of such policy or policies in the aggregate exceeds Rs. 500,000. This has adversely impacted growth in the higher ticket size business of life insurance companies. The Insurance Regulatory and Development Authority of India (the “IRDAI”) has recently implemented higher surrender values applicable after the first policy year, aiming to enhance policyholder benefits. This regulatory change impacted commission models, product pricing strategies, and overall distribution dynamics. Any further regulatory changes could adversely affect HDFC Life’s revenue or profitability, necessitating additional adjustments to its business model.

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

HDFC Life and HDFC ERGO monitor their actual experience of these assumptions and to the extent that they consider any deviation from assumption to continue in the longer term, they refine their long-term assumptions. Changes in any such assumptions may lead to changes in the estimates of life and health insurance reserves and other actuarial calculations. Such changes may also impact the valuation of HDFC Life by existing or potential investors, and the valuation at which any future monetization of our shareholding in HDFC Life may take place, if at all.

If our insurance subsidiary and joint venture experience low or negative growth or profitability, this could have an adverse impact on our financial condition and results of operations.

Our life insurance business is exposed to mortality, persistency, morbidity and expenses risks, which could adversely affect its profitability and, as a result, our results of operations.

Mortality risk arises due to the fact that HDFC Life’s products provide significant levels of life cover. HDFC Life is exposed to mortality risk in two scenarios: (i) a permanent deterioration in the mortality experience would lead to higher than expected claim payouts and increased reserve requirements; and (ii) a sudden, but temporary, increase in mortality claims due to some external event, such as earthquakes and epidemics, where large numbers of insured lives are affected, would lead to a high number of related claims. Although the incidence and severity of this second category is inherently unpredictable, it is more likely to impact the group products, due to many lives being concentrated in the same location, or being subject to the same event at one time.

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

Our life insurance subsidiary and our general insurance joint venture may not adequately assess, monitor and manage credit risks inherent in their business, and any failure to manage risks could adversely affect their business, financial position or results of operations.

The business of our life insurance subsidiary, HDFC Life, and our general insurance joint venture, HDFC ERGO, are subject to certain credit risks mainly in relation to their investments in financial instruments and insurance contract receivables. As part of their business strategy, HDFC Life and HDFC ERGO cede a certain portion of their insurance risk to reinsurers by entering into reinsurance contracts. The pricing and coverage of the risks under these reinsurance contracts is dependent on various factors including, without limitation, market practice, regulatory requirements, and economic conditions. Inadequacy of the coverage under the reinsurance contracts may materially affect HDFC Life’s and HDFC ERGO’s business and financial condition. HDFC Life and HDFC ERGO may be unable to obtain external reinsurance on a timely basis at reasonable costs. In addition, ceding of a portion of HDFC Life’s and HDFC ERGO’s risk does not in any manner discharge HDFC Life’s and HDFC ERGO’s liability towards their policyholders, and if HDFC Life or HDFC ERGO is not able to recover the amounts due under the reinsurance contract from the reinsurance companies, or if there is a delay in the payment of such amounts from the reinsurance companies, our and HDFC Life’s or HDFC ERGO’s, as relevant, business and financial condition may be materially affected.

Furthermore, the issuers whose securities may be held by HDFC Life or HDFC ERGO may default on their obligations. Any default in the payment of interest or repayment of the principal by the issuer of such instruments may have an adverse impact on HDFC Life and HDFC ERGO’s financial condition and cash flows. HDFC Life and HDFC ERGO are also subject to credit risk with the counterparties and clearing houses they transact with. Although HDFC Life and HDFC ERGO attempt to minimize the risks associated with investments through diversification, substantial reliance on Government bonds and AAA-rated securities, improving their credit analysis capabilities, monitoring current interest rate trends and using clearing houses for the settlement of equity, debt and money market transactions, HDFC Life and HDFC ERGO may be unable to identify and mitigate credit risks successfully. As a result, the losses in fair value or realized losses HDFC Life and HDFC ERGO could incur on investments they hold, as well as a significant downgrade in the credit rating of the debt securities owned by them, could have a material adverse effect on their business, financial condition, results of operations and prospects. Furthermore, the counterparties in their investments, including issuers of securities they hold, banks in which they hold deposits and any such entity which has a financial obligation to HDFC Life or HDFC ERGO, may default on their obligations due to bankruptcy, lack of liquidity, economic downturns, operational failure, fraud or other reasons. HDFC Life and HDFC ERGO are also subject to the risk that their rights against these counterparties may not be enforceable in all circumstances.

Some of HDFC Life’s and HDFC ERGO’s investments may not have sufficient liquidity as a result of a number of factors, including a lack of suitable buyers and market makers, market sentiment and volatility, and size of the investments. Due to the significant size of some of the fixed income investments, relative to the trading volume, size and liquidity of the relevant types of investment in relevant markets, HDFC Life’s and HDFC ERGO’s ability to sell certain bonds without significantly depressing market prices, or at all, may be limited.

Overall, failure to properly monitor, assess and manage credit risks inherent in HDFC Life and HDFC ERGO’s respective businesses could lead to losses which may have an adverse effect on our, HDFC Life’s and HDFC ERGO’s future business, financial position or results of operations.

Our life insurance subsidiary and our general insurance joint venture require certain statutory and regulatory approvals and licenses to conduct their respective businesses, and the failure to obtain, renew or retain them in a timely manner, or at all, may adversely affect their operations.

Our life insurance subsidiary, HDFC Life, and our general insurance joint venture, HDFC ERGO, require certain approvals, licenses, registrations and permissions for operating their businesses and marketing their insurance products. See “Supervision and Regulation—II. Regulations Governing Insurance Companies.” These primarily include licenses from the IRDAI or other local authorities related to operations, such as a license to conduct life or general insurance businesses from the IRDAI, employment and labor licenses, property-related permissions and IRDAI approvals for offices (including branches).

Further, such approvals, licenses, registrations and permissions must be maintained or renewed over time, the applicable requirements may change and the Bank’s life insurance subsidiary and general insurance joint venture may not be aware of, or comply with, all requirements all the time. Additionally, HDFC Life or HDFC ERGO may need additional approvals from regulators to introduce new insurance and other products. In addition, their branches are required to be registered under the relevant shops and establishments laws of the states in which they are located. The shops and establishments laws regulate various employment conditions, including working hours, holidays and leave and overtime compensation. Furthermore, IRDAI approval is required in connection with insurance companies’ capital structure and voting rights, capital issuances and financings, investments and asset allocation decisions. The IRDAI also mandates that insurers underwrite a certain percentage of their policies for dwellings, vehicles and persons in the rural sectors, and life insurers underwrite a certain percentage of their policies for lives insured under social sector schemes. If the Bank’s life insurance subsidiary and general insurance joint venture fail to comply with any of these parameters or obtain or retain any of these approvals or licenses, or renewals thereof, in a timely manner, or at all, their businesses may be adversely affected. Moreover, if HDFC Life and/or HDFC ERGO fail to comply, or a regulator claims that they have not complied, with any of these conditions, their certificate of registration may be cancelled and they will not be able to carry on such activities. If HDFC Life or HDFC ERGO fails to comply with the Insurance Act, 1938 (the “Insurance Act”) or the rules and regulations made thereunder, it may attract penal provisions under the Insurance Act for non-compliance.

The opening and closing or relocation of places of business by insurance companies in India are governed by the IRDAI (Protection of Policyholders’ Interests, Operations and Allied Matters of Insurers) Regulations, 2024, which may require, in specific cases and situations, HDFC Life or HDFC ERGO to obtain the approval of the IRDAI before opening any place of business, both inside or outside India. If HDFC Life or HDFC ERGO fails to receive approval or comply with the requirements of the licenses or fails to renew or obtain any licenses in a timely manner or at all, this may have an adverse impact on their business operations.

The Insurance Act empowers the IRDAI to impose penalties for regulatory breaches, such as a failure to furnish any required document, statement, account, return or report to the IRDAI, or to comply with directions on the insurance treaties or other regulations. In this regard, the IRDAI may also seek clarification and conduct inquiries.

Any ongoing or future examinations or proceedings against HDFC Life or HDFC ERGO by the IRDAI or their failure to comply with any applicable laws or regulations may result in the imposition of penalties or sanctions against them, including, but not limited to, fines, restrictions on operations of the relevant insurance company, or the suspension or cancellation of any registrations. These examinations or proceedings or any actual or perceived non-compliance with laws or regulations may also result in negative publicity for HDFC Life or HDFC ERGO, which could significantly harm their corporate image, brand and reputation. The payment of any fines by our life insurance subsidiary or our general insurance joint venture that have a material adverse impact on such entities, their inability to operate due to improper licensing or the failure to obtain adequate approvals, or reputational harm caused by their actions could have an adverse effect on our financial condition, results of operation and reputation.

Our life insurance subsidiary and our general insurance joint venture may be required to increase their solvency margins, which may result in changes to their business and accounting practices that could harm their businesses and results of operations, and if they do not meet the mandatory solvency ratio required by the IRDAI, they could be subject to regulatory actions and could be forced to raise additional capital.

HDFC Life and HDFC ERGO are subject to the solvency margins prescribed by the IRDAI. In particular, pursuant to the provisions of the Insurance Act, HDFC Life and HDFC ERGO are required to maintain at all times an excess of value of assets over the amount of liabilities of not less than 50.0 percent of the amount of minimum capital as prescribed under the Insurance Act, and as computed in the manner prescribed by the IRDAI. In addition, the IRDAI may in the future require compliance with other financial conditions, ratios and standards. For example, regulators continue to focus on insurers’ ability to withstand economic shocks or natural disasters, which may elicit more stringent standards.

Further, the IRDAI (Actuarial, Finance and Investment Function of Insurers) Regulations, 2024, specify a level of solvency margin known as “control level of solvency”. The prescribed control level of solvency for life insurers is 150.0 percent. A breach of this specified control level of solvency would permit the IRDAI to take certain actions, including requiring such insurer to submit a financial plan to the IRDAI, indicating a plan of action to correct the deficiency within a specified period as determined by the IRDAI. If HDFC Life or HDFC ERGO breaches the specified control level of solvency, the IRDAI may take such prescribed actions against it.

Compliance with such regulatory requirements may require infusion of equity capital by the promoters if HDFC Life or HDFC ERGO have exhausted their limits on raising subordinated debt. It may also require alteration of HDFC Life’s or HDFC ERGO’s businesses and accounting practices or force them to take other actions that could materially harm their businesses and results of operations. In addition, in the event that HDFC Life or HDFC ERGO fail to comply with the mandatory solvency ratio, they may be deemed to be insolvent and the IRDAI may take necessary actions including merger with other insurance entities.

If the operations of our life insurance subsidiary or our general insurance joint venture are materially altered or wound up, or if they are subject to regulatory scrutiny as a result of failing to maintain the specified level of solvency margin, our results of operations and financial condition could be adversely affected.

Maintaining inadequate reserves could have a material adverse impact on the business and financial condition of our life insurance subsidiary and our general insurance joint venture, which could have an adverse impact on our financial condition.

HDFC Life and HDFC ERGO maintain certain reserves in relation to their foreseeable liabilities, and there can be no assurance with respect to adequacy of such reserves. The quantum of such reserves is a function of the internal assessment of HDFC Life or HDFC ERGO, as relevant, and depends on various factors such as past claims, number of policy holders, the nature of policies of HDFC Life or HDFC ERGO, and geographical concentration of the policyholders, among others. If the reserves available to HDFC Life or HDFC ERGO for any of their liabilities are not adequate, this may have a material adverse effect on their business and financial condition and an adverse impact on our business and financial condition.

In addition, a major portion of HDFC Life’s and HDFC ERGO’s reserves and free capital has been invested in fixed income products such as term deposits, government bonds, bonds issued by financial institutions and corporate bonds. Any adverse movement in the market relating to these instruments is likely to adversely affect the earnings or investment returns to HDFC Life and HDFC ERGO as well.

Any termination of, or any adverse change to, our life insurance subsidiary’s and our general insurance joint venture’s relationships with or performance of their bancassurance partners could have a material adverse impact on their business, profitability, results of operations and financial condition, which could have an adverse impact on our results of operations and financial condition.

Although HDFC Life and HDFC ERGO have developed multi-channel distribution platforms over the years, bancassurance remains one of their significant distribution channels.

Pursuant to the IRDAI (Insurance Intermediaries) (Amendment) Regulations, 2022, as amended from time to time, each bank can act as a non-exclusive corporate agent for up to nine life insurers, nine general insurers and nine health insurers. Accordingly, any of HDFC Life’s and HDFC ERGO’s existing bancassurance partners may simultaneously act as a corporate agent of their competitors. For example, at present, a large proportion of HDFC Life’s distribution partners, including the Bank, which is HDFC Life’s largest distribution partner, are selling for more than one insurance company. Further, HDFC Life and HDFC ERGO’s competitors may offer more favorable terms to their corporate agents, leading to a larger share of their competitors’ products being sold.

The termination of, disruption to, or any other adverse change to, the relationships with HDFC Life’s and HDFC ERGO’s bancassurance partners with whom they have corporate agency agreements, or the formation of any preferred partnership between their bancassurance partners and any of their competitors, could significantly reduce the sales of their products and their growth opportunities. HDFC Life and HDFC ERGO may also have to pay higher commissions to their bancassurance partners (subject to any statutory or regulatory limits) to remain competitive, which could increase their sales costs and adversely affect the profitability of their products. In addition, HDFC Life and HDFC ERGO may need to invest substantial amounts of time and resources to develop relationships and integrate their information technology platforms with those of their existing or new corporate agents.

Any of the foregoing could have a material adverse effect on HDFC Life’s and HDFC ERGO’s business, financial condition, results of operations and prospects, which could in turn have an adverse effect on our financial condition and results of operations.

The financial results of our life insurance subsidiary and our general insurance joint venture could be materially adversely affected by the occurrence of a catastrophe, which could have a material adverse effect on our financial position or results of operations.

Portions of HDFC ERGO’s business may cover losses from unpredictable events such as pandemics, epidemics, industrial hazards, biological hazards, wars, riots, acts of terrorism, heat waves, floods, tsunamis, hurricane, tornado, earthquake or any other natural or other type of disaster or unpredictable event. The occurrence of any such event may result in a material increase in the claims of HDFC ERGO’s policyholders. The occurrence of such an event and the quantum of the liability and loss of HDFC ERGO on the occurrence of such an event is unpredictable. While HDFC ERGO makes informed decisions with the aim to minimize losses by reinsuring such risks with the reinsurers, there is no assurance that such reinsurance may be adequate to cover the liabilities and losses actually suffered by it.

In addition, HDFC Life’s operations are also exposed to claims arising out of catastrophes due to increased mortality and morbidity claims of affected customers. In addition, catastrophes could result in losses in the investment portfolios of HDFC Life due to, among other reasons, the failure of its counterparties to perform their obligations or significant volatility or disruption in the financial markets.

Although our life insurance subsidiary and our general insurance joint venture monitor their overall exposure to catastrophes and other unpredictable events in each geographic region and determine their underwriting limits related to insurance coverage for losses from catastrophic events, they generally seek to reduce their exposure through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation. Claims relating to catastrophes may result in unusually high levels of losses and may require additional capital to maintain solvency margins and could have a material adverse effect on our financial position or results of operations.

Risks Relating to Our Asset Management Subsidiary

The SEBI imposes restrictions on the scope of business activities that HDFC AMC may undertake, which may adversely impact its ability to enhance profitability.

Regulatory restrictions on the business operations of HDFC AMC, our asset management subsidiary, may limit its scope of activities. For instance, the SEBI (Mutual Funds) Regulations, 1996, (the “SEBI Mutual Fund Regulations”) does not permit asset management companies to undertake business activities other than in the nature of management and advisory services provided to pooled assets, including offshore funds, insurance funds, pension funds, provident funds, or certain categories of foreign portfolio investor, subject to any conditions specified by the SEBI, if any such activities are not in conflict with the activities of the mutual fund. Additionally, while undertaking its business activities, HDFC AMC, inter alia, is required to ensure, to the SEBI’s satisfaction, that: (i) its key personnel, systems, back office, and bank and securities accounts are segregated activity-wise; (ii) HDFC AMC has systems to prohibit the access to inside information of the various activities; and (iii) HDFC AMC meets the capital adequacy requirements, if any, separately for each such activity and has separate approval, if necessary, under the relevant regulations.

Limited profitability at HDFC AMC due to regulatory constraints could have an adverse impact on our results of operations and financial condition.

The impact of changes to the regulations on the Total Expenses Ratio (“TER”) for schemes could adversely impact the revenue, results of operations, business and prospects of HDFC AMC.

Mutual funds are permitted to charge certain operating expenses for managing a scheme, including sales and marketing or advertising expenses, administrative expenses, transaction costs, investment management fees, registrar fees, custodian fees, audit fees, among others, as a percentage of the scheme’s daily net assets. TER charged to the scheme is the cost of running and managing a scheme. All expenses incurred by a scheme are required to be managed by the asset management company within the limits specified under Regulation 52 of the SEBI (Mutual Funds) Regulations, as amended from time to time.

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

HDFC AMC may not adequately assess, monitor and manage credit risks inherent in its business, and any failure to manage risks could adversely affect its business, financial position or results of operations.

Investment of HDFC AMC in debt instruments is subject to varying degrees of credit risk or default (i.e., the risk of an issuer’s inability to meet interest or principal payments on its obligations) or any other issues that may result in their credit ratings being downgraded. Changes in financial conditions of an issuer, changes in economic and political conditions in general, or changes in economic and political conditions specific to an issuer are all factors that may have an adverse impact on an issuer’s credit quality and security values. This may increase the risk of the portfolio. The company has an in-house credit analysis process to manage the credit risk of the portfolio, however downgrades or default risk may arise from events or circumstances that are difficult to detect or foresee. Also, concerns about, or a default by, one institution generally leads to losses, significant liquidity problems, or defaults by other institutions, which in turn could adversely affect HDFC AMC’s and our business.

Overall, failure to properly monitor, assess and manage risks inherent in HDFC AMC’s portfolio could lead to losses, which may have an adverse effect on HDFC AMC’s and our business, financial position or results of operations.

Legal and Regulatory Risks

We have previously been subjected to penalties imposed by the RBI, the SEBI and other authorities. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business and financial crime, whether by domestic or overseas authorities, could negatively affect our business and financial results, or cause serious reputational harm.

In India, the RBI is empowered under the Banking Regulation Act to impose monetary and non-monetary penalties on banks and their employees in order to enforce applicable regulatory requirements. We are also subject to penalties under SEBI regulations in respect of capital issuances as well as some other activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies, underwriter, custodian, depository participant and investment banker, and because our equity shares are listed on Indian stock exchanges. Various other authorities, both in India and overseas, also regulate our activities and have the power to impose penalties.

For example, we have in prior years received fines for non-compliance with RBI directives and regulations relating to KYC, AML, fraud reporting standards, customer due diligence, transaction settlement procedures and misselling. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Special Provisions of the Banking Regulation Act—Penalties.”

Additionally, in June 2023, the SEBI issued a Show Cause Notice (“SCN”) in the matter of a Foreign Portfolio Investor not meeting eligibility criteria under the SEBI (Foreign Portfolio Investors) Regulations. The Bank submitted a settlement application, which was accepted by the SEBI, and a settlement amount of Rs. 0.9 million was paid by the Bank. The SEBI issued a settlement order dated February 29, 2024. In terms of the settlement order, the proceedings initiated in terms of the SCN against the Bank have been disposed of without admitting or denying the findings of fact and conclusions of law contained in the SCN.

On November 30, 2023, the RBI levied a penalty of Rs. 10,000 on the Bank under Section 11(3) of FEMA, 1999 for violation of Regulation 3 of FEMA 5(R) – FEMA Deposit Regulation 2016. The Bank was required to open a Special Non-Resident Rupee Account but continued using a Resident Current Account of a non-resident bank, even after it ceased its operation in India in June 2016. Considering the facts of the case, steps taken by the Bank in ensuring no interest was paid on the balances in the account, a clear explanation from the Bank in the personal hearing with the RBI and certification from statutory auditors that transactions in the account post June 2016 were related to winding up activities of the bank, the RBI levied the said penalty. The penalty has since been paid by the Bank.

On September 10, 2024, the RBI levied a penalty of Rs. 10.0 million on the Bank for non-compliance with the RBI’s directions on “Interest Rate on Deposits” and “Recovery Agents engaged by Banks” with respect to the Bank’s financial position as of March 31, 2022. The penalty was paid by the Bank on September 17, 2024. The Bank has initiated and taken corrective measures, as necessary, to align operations and procedures with applicable regulations.

On March 26, 2025, the RBI levied a penalty of Rs. 7.5 million on the Bank for not categorizing certain customers into low, medium and high risk categories based on its assessment and risk perception and for allotting multiple customer identification codes to certain customers instead of a Unique Customer Identification Code (“UCIC”) for each customer, which were in contravention of RBI directions on KYC. The penalty was paid by the Bank on March 28, 2025. The Bank has initiated and taken corrective measures, as necessary, to align operations and procedures with applicable regulations.

On July 11, 2025, the RBI levied a penalty of Rs. 0.5 million on the Bank under section 11(3) of the Foreign Exchange Management Act, 1999. The penalty was imposed on account of a loan disbursed by the Bank in November 2021 in contravention of Paragraph 9.3.6 of the Master Direction - Foreign Investment in India dated January 4, 2018 (as updated from time to time). The Bank has undertaken corrective action, as necessary, to address the issue.

We cannot predict the initiation or outcome of any further investigations by the RBI or the SEBI, or by other authorities, including overseas authorities, relating to our operations in India or abroad, which may include investigations with respect to KYC, AML, fraud reporting standards, customer due diligence, transaction settlement procedures, misselling or other matters. Some of the penalties imposed by the RBI have generated adverse publicity for our business. Such adverse publicity, or any future scrutiny, investigation, inspection or audit which could result in fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, may materially adversely affect our business and financial results.

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

Since June 2021, some of our customers were designated by the United States as Specially Designated Global Terrorists (“SDGTs”) under Executive Order 13224, including one individual customer who was designated from June 2021 to April 2023, and one corporate customer in each of November 2023 and April 2024. In each case, we blocked the customers’ accounts following their designations and while they remained designated. Separately, in June 2023, we received a show cause notice from the SEBI notifying us that we had permitted an ineligible foreign investor to transact in securities in India, in violation of applicable regulations. While the impact of this incident on our financial operations was immaterial, similar occurrences could lead to further notifications and regulatory fines in the future, which could have an adverse effect on our reputation and results of operation.

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

Further, regulators could trial structural changes in the industry. For example, the Indian Government announced the introduction of a central bank digital currency by the RBI in the Union Budget for fiscal year 2023, and the Bank is participating in the RBI’s pilot program to issue so-called “Digital Rupee”, which was launched in November 2022. During fiscal year 2025, the Bank continued to test and scale use cases under both the wholesale and the retail segments of the CBDC pilot, including customer and merchant onboarding, wallet-based transactions, and integration with digital banking channels. The Bank has also undertaken internal development to support programmable features and seamless QR-based interoperability across UPI and CBDC. However, if digital currency is introduced at scale in the banking system in the future, commercial banks, including us, may experience deposit outflows and face challenges in raising new low-cost deposits as cash is diverted into personal digital wallets.

Other areas of increasing regulatory scrutiny and potential material change include data regulation and climate change management. Increasing data availability and improving data quality represent two critical priorities for banks. As bank regulators become more data dependent, they are driving the already high prioritization of strategic data programs at the banks they supervise. Effective cybersecurity policies and procedures to secure organization assets and data is an increasing concern of regulators, as are prudent approaches to reliance on artificial intelligence and transactions in digital currencies and crypto assets. New laws and regulations may also be promulgated to regulate internet activities and additional aspects of our online banking operations. Further, the RBI has stated that climate-related risks are expected to significantly impact regulated entities as well as have implications on financial stability, and in February 2024, the RBI issued the “Draft Disclosure Framework on Climate-related Financial Risks, 2024”. Although the RBI framework is not yet in force and the SEC is no longer seeking to implement the climate disclosure rules that it promulgated in March 2024, there is an increasing focus by the Bank’s management on climate-related financial risk, given the potential for unmanaged risk to have an adverse and possibly disparate impact on the local and global financial systems. Material changes in these or other emerging regulatory topics could impose onerous requirements that could have a material adverse impact on our financial condition and results of operation and expose us to incremental risks of legal or regulatory action.

Some of our subsidiaries are publicly listed on the Indian stock exchanges, which subjects them to extensive regulation that can lead to increased costs or additional restrictions on their activities that could adversely impact the Bank.

The securities of our asset management subsidiary, HDFC AMC, of our life insurance subsidiary, HDFC Life, and, following completion of its IPO, of HDBFSL, are publicly listed on the Indian stock exchanges, which results in enhanced compliance requirements and regulatory oversight. Increased regulatory scrutiny of HDFC AMC, HDFC Life, and HDBFSL or additional mandatory disclosures beyond the stringent requirements they already must meet, could have a material adverse impact on the Bank. There could be instances where the regulator or governmental agency may find that these subsidiaries are not in compliance with laws and regulations applicable to listed companies or to their relationship with HDFC Bank or other Group companies, or with their interpretations of laws and regulations, and may take formal or informal actions against our Bank and our subsidiaries or affiliates.

For further detail on other legal and regulatory risks relating to our listed subsidiaries, see “—Risks Relating to our Insurance Business”, “—Risks Relating to our Asset Management Subsidiary”, “—Risks Relating to Our Business—HDBFSL is subject to periodic inspections by the RBI in India. Non-compliance with regulations and observations made during the RBI’s inspections could expose HDBFSL and us to penalties, suspension and restrictions as well as cancellation of HDBFSL’s license , which could have an adverse impact on our results of operations and our reputation.”, and “—Risks Relating to Our Business—HDBFSL may not be able to obtain, renew or maintain statutory and regulatory permits and approvals required to operate its business, which may materially and adversely affect its business, results of operations, cash flows and financial condition. This could have an adverse effect on our business.”

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

Additionally, we are involved in ongoing recovery proceedings initiated by the Bank against Splendour Gems Limited (formerly known as Beautiful Diamonds Limited) and various members of the Kishor Mehta family who acted as guarantors thereof and are reported as “willful defaulters”. Despite a recovery certificate issued by the Honorable Debts Recovery Tribunal in 2004 against Beautiful Diamonds Limited and certain members of the Mehta family, as well as subsequent enforcement actions by the Bank, the dues remain substantially unpaid, amounting to approximately Rs. 652.2 million as of May 31, 2025 (including interest). As a counter measure to the recovery proceedings, the guarantors, and certain members of the Kishor Mehta family, have initiated multiple legal actions against the Bank and its senior officials, all of which have been dismissed or are under legal challenge. Recently, these guarantors / members of the Kishor Mehta family who are the current trustees of the Lilavati Kirtilal Mehta Medical Trust (the “LKMM Trust”) have filed various criminal and civil proceedings against the Bank and its senior officials, including our managing director and CEO, which we believe to be false, frivolous and vexatious. The Bank has unequivocally rejected and strongly condemned these complaints and related personal attacks against the Bank and its managing director and CEO and its senior officials. Although the Bank intends to continue to pursue all legal remedies as advised, the proceedings and related media coverage may have an adverse impact on the Bank’s reputation. See also “—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results”.

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

The Bank offers internet banking, among other services to its customers. The internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards online, requesting account statements and requesting check books. The Bank is therefore exposed to various cybersecurity threats related to these services or to other sensitive information, with threats including (a) phishing, trojans and other forms of digital fraud targeting its customers, (b) hacking, whereby attackers may hack the Bank’s website with the primary intention of causing reputational damage by disrupting services, (c) data theft whereby cyber criminals attempt to intrude into the Bank’s network with the intention of stealing data or information or to extort money and (d) data leakage, whereby sensitive internal bank data or customer information is inappropriately disclosed by parties entitled to access it.

For instance, we have in the past been indirectly affected by a data breach at a third-party service provider. Additionally, in November 2024, the Bank’s subsidiary, HDFC Life, received email and WhatsApp messages from an unknown email and number through which the attacker shared Personally Identifiable Information (“PII”) of HDFC Life customers. The attacker initially created a customer account in HDFC Life and then exploited a vulnerability to access certain lines of customer data. The vulnerability has been remediated and further investigation is ongoing to identify if any other additional issues are present. The impact of the incident was not material to the Bank. As the sophistication of cybersecurity incidents continues to evolve, the Bank aims to continue to enhance its protective measures, investigate and remediate any vulnerability due to cyber incidents, thus likely incurring additional costs.

In recent years, the banking sector has undergone a profound transformation with the extensive integration of digitalization and cutting-edge technologies. This transformation has brought forth not only numerous opportunities but also formidable challenges, particularly in the realms of cybersecurity and data privacy. The landscape of cyber threats has undergone rapid and complex changes fueled by targeted attacks, the proliferation of Ransomware-as-a-Service (“RaaS”) incidents, the utilization of AI and machine learning to orchestrate sophisticated attacks as well as the prevalence of distributed denial-of-service (“DDoS”) attacks and coordinated group cyber assaults. The repercussions of cybersecurity incidents are profound, impacting not only financial institutions’ bottom lines but also their brand reputation and customer trust. Moreover, these incidents often result in attrition and significant financial losses. As the banking sector increasingly adopts cloud-enabled services as part of IT modernization initiatives and digital-first business strategies, concerns regarding related threats have intensified. Although the financial impact of cybersecurity incidents on the Bank have been immaterial to date, future cybersecurity incidents could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.

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

Our ability to operate and remain competitive depends in part on our ability to maintain and upgrade our information technology systems and infrastructure on a timely and cost-effective basis, including our ability to process a large number of transactions on a daily basis. Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Our financial, accounting or other data processing systems and management information systems or our corporate website may fail to operate adequately or become disabled as a result of events that may be beyond our control or may be vulnerable to unauthorized access, computer viruses or other attacks. See “Technology Risks—We face cybersecurity threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. This may cause damage to our reputation and adversely impact our business and financial results.”

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

Effective July 1, 2017, the Goods and Services Tax (the “GST”) in India replaced most indirect taxes levied by the central government and state governments, providing a unified tax regime in respect of goods and services for all of India. From time to time, the Indian Government introduces changes in the GST law. As a result of these changes, there continues to be several challenges to the implementation of the GST, which makes compliance with the tax law difficult. These include uncertain legal positions, complex return filings, certain reconciliation issues, input tax credit issues, and IT infrastructure issues to keep up with changes in GST law. We expect challenges to certain aspects of the GST law to continue until the remaining issues, particularly those related to technical aspects of the law, are settled. Any such changes and the related uncertainties with respect to GST may have a material adverse effect on our business, financial condition and results of operations. Our subsidiaries and joint venture are also subject to similar risks. For instance, the Indian government’s tax policies generally influence the purchase of insurance and the investment in mutual funds by customers.

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

Except for fiscal year 2021, India has run a current account deficit of various sizes every year for the past five years. The current account deficit was 0.9 percent of GDP in fiscal year 2020 as a result of an upturn in remittances and an improvement in the trade balance. In fiscal year 2021, due to the COVID-19 pandemic’s impact on global demand, exports declined by 7.5 percent compared to the prior year. However, due to an improvement in the balance for the trade in goods and services later in the year, India recorded a rare current account surplus of 0.9 percent of GDP. In fiscal year 2022, India’s current account deficit stood at 1.2 percent of GDP on account of post-pandemic pent-up demand. In fiscal year 2023, the current account deficit increased further to 2.0 percent of GDP as the geopolitical conflict between Russia and Ukraine led to an increase in commodity prices. The current account deficit stood at 0.7 percent of GDP in fiscal year 2024, with services exports and remittances offsetting much of the drag from the merchandise trade deficit. In fiscal year 2025, we expect the current account deficit to moderate to 0.6 percent of GDP supported by healthy services exports. Looking ahead, for fiscal year 2026, we estimate India’s current account deficit to remain close to 0.6 percent of GDP.

Except for a 2.8 percent appreciation in fiscal year 2021 in part due to a weak dollar and robust foreign flows, the rupee has depreciated against the United States dollar each year since 2018. With foreign capital outflows, geopolitical risks due to the Russia-Ukraine conflict, and the beginning of an interest rate hike cycle by major central banks, the rupee depreciated by 3.8 percent against the United States dollar in fiscal year 2022. In fiscal year 2022, the rupee ranged between a high of Rs. 77.07 per US$ 1.00 and a low of Rs. 72.37 per US$ 1.00. The rupee’s depreciation intensified in fiscal year 2023 due to a sharp increase in U.S. interest rates. With a strong United States dollar and foreign institutional investors (“FII”) outflows, the rupee depreciated by 8.1 percent in fiscal year 2023. The rupee ranged between a high of Rs. 83.20 per US$ 1.00 and a low of Rs. 75.39 per US$ 1.00 during fiscal year 2023. During fiscal year 2024, the rupee traded in a tight range against the United States dollar (trading between Rs. 81.65 and Rs. 83.58 per US$ 1.00) and depreciated by 1.4 percent. Equity flows and investment in debt instruments by FIIs ahead of India’s sovereign debt inclusion in major global bond indices supported the rupee against the United States dollar. During fiscal year 2025, the rupee depreciated by 2.5 percent and traded in the range of Rs. 83.06 and Rs. 87.63 per US$ 1.00. Total FII investments moderated in fiscal year 2025, pressured by negative net equity flows. With uncertainty on the tariff front and a weak growth outlook relative to the United States dollar, the rupee has appreciated in the early months of fiscal year 2026.

The RBI could intervene in the foreign exchange market to curtail extreme volatility. As of April 2025, India has the fourth largest foreign exchange reserves globally, at US$ 678 billion, which is sufficient to cover 11 months of imports.

Over the medium term, the impact of the new Trump presidency in the United States, heightened geopolitical tensions between Russia and Ukraine, China and Taiwan, and Israel and Hamas might lead to a shift of foreign fund flows from emerging markets to developed markets. Additionally, a decrease in global liquidity could reduce attractiveness of emerging market assets. Nevertheless, expected rate cuts by central banks in developed nations could encourage fund flows to emerging market assets. In the domestic market, it remains a possibility that the RBI will intervene in the foreign exchange markets to remove excess volatility in the exchange rate in the event of potential shocks, such as a rise in protectionist tendencies creating panic in emerging market economies or excess financial market volatility. Any such intervention by the RBI may result in a decline in India’s foreign exchange reserves and, subsequently, reduce the amount of liquidity in the domestic financial system, which could, in turn, cause domestic interest rates to rise.

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

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments as producers, consumers and regulators remain significant factors in the Indian economy. The election of a pro-business majority government in May 2019 marked a distinct increase in expectations for policy and economic reforms among certain sectors of the Indian economy. With the leadership remaining unchanged following the 2024 general elections, the Government is expected to continue with policy and economic reforms agenda. The Government has reduced taxes, focused on easing business and regulatory environment in its budget for fiscal year 2026, and introduced a new PLI scheme for electronics components more recently. In fiscal year 2026, the Government is likely to continue with its focus on public infrastructure to stimulate growth, while lower income tax is expected to support consumer demand.

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

Geopolitical tensions between India and Pakistan have increased significantly following the deadly terrorist attack on tourists in Pahalgam in Jammu and Kashmir in April 2025, and have already impacted major treaties and diplomatic relations, with a lingering risk of sudden escalation in military conflict. Terrorist attacks, including the one in Pahalgam, as well as those in Mumbai in November 2008 and in Pulwama in February 2019, and other acts of violence or war may negatively affect the Indian markets on which our equity shares trade and adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and, as a result, ultimately adversely affect our business. In addition, any deterioration in relations between India and Pakistan or between India and China might result in investor concerns about stability in the region, which could adversely affect the price of our equity shares and ADSs.

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

India has experienced natural calamities such as earthquakes, floods and droughts from time to time. It is estimated that India has recorded over 390 natural disasters with over one billion people being impacted and almost 87,000 deaths due to these disasters since 2001. The extent and severity of these natural disasters determine the size and duration of their impact on the Indian economy. In particular, climate and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 13.2 percent of India’s Real Gross Value Added (GVA) in fiscal year 2025. Prolonged spells of below or above normal rainfall or other natural calamities, including those believed to be exacerbated by global or regional climate change, could adversely affect the Indian economy and, in turn, negatively impact our business, especially our rural portfolio. In fiscal year 2025, agricultural performance was supported by above-average rainfall, adequate reservoir levels and healthy soil moisture conditions. Similarly, global or regional climate change in India and other countries where we operate could result in changes to weather patterns and the frequency of natural calamities, like droughts, floods and cyclones, which could affect the economy in India and in the countries where we operate and negatively impact our operations in those countries. Recent natural disasters like earthquakes in Syria and Turkey have had an adverse impact on other economies as well. In fiscal year 2026, the India Meteorological Department (IMD) has predicted an above-normal monsoon. However, it has also predicted an above-average number of heatwave days, which could impact agricultural output. Any significant disruption in rainfall distribution patterns as seen in the last few years could have a potentially adverse impact on agricultural output.

Public health epidemics could also disrupt our business. In fiscal year 2010, there were outbreaks of swine flu, caused by the H1N1 virus, in certain regions of the world, including India and several countries in which we operate. In 2020, the COVID-19 outbreak was declared a pandemic by the WHO and the virus adversely affected business prospects in fiscal year 2021, and restrictions related to the second COVID-19 wave and emergence of the Omicron variant posed additional challenges to business operations, such as weekend restrictions, travel restrictions and social distancing. In the event of another contagious disease, economic growth may slow down more than expected. Moreover, emerging infectious diseases have become a threat to the healthcare system in many states in India (e.g., cases of nipah, monkeypox, kyasanur forest disease, west nile fever, and other diseases have been reported in Kerala in the last five years).

The rise in climate change related disasters, conflicts and their repercussions for food systems, re-emergence of the COVID-19 and its numerous variants or any other pandemic (e.g., surging respiratory illness in China) could create a dangerous combination of threats to global health and market volatility. The associated principal risks to us as a result of this volatility in the financial markets include weaker currencies and the liquidity risk associated with potential increases in borrowing costs and the availability of debt financing. This could in turn adversely affect our business and the price of our equity shares and ADSs.

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

Investors in ADSs will have no voting rights, unlike holders of equity shares. Under the deposit agreement, the depositary will abstain from voting the equity shares represented by the ADSs. If you wish, you may withdraw the equity shares underlying the ADSs and seek to vote (subject to Indian restrictions on foreign ownership) the equity shares you obtain upon withdrawal. However, this withdrawal process may be subject to delays and additional costs and you may not be able to redeposit the equity shares. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities” and Exhibit 2.3 “Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934” of this annual report on Form 20-F.

Your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

India’s restrictions on foreign ownership of Indian companies limit the number of equity shares that may be owned by foreign investors and generally require government approval for foreign investments. Investors who withdraw equity shares from the ADSs’ depositary facility for the purpose of selling such equity shares will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. The withdrawal process may be subject to delays. For a discussion of the legal restrictions triggered by a withdrawal of equity shares from the depositary facility upon surrender of ADSs, see “Restrictions on Foreign Ownership of Indian Securities” and Exhibit 2.3 “Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934” of this annual report on Form 20-F.

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

The Indian securities markets are smaller and comparatively more volatile than securities markets in more developed economies. In the past the Indian stock exchanges have experienced substantial fluctuations in the prices of listed securities. The Indian stock market has primarily domestic companies listed on its exchanges. Currently, prices of securities listed on Indian exchanges are displaying no firm trends linked, among other factors, to the uncertainty in the global markets. Any negative incremental macroeconomic trends could impact the markets significantly. The governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Future fluctuations or trading restrictions could have a material adverse effect on the price of our equity shares and ADSs.

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

Under current Indian tax laws and regulations, capital gains arising from the sale of shares in an Indian company are generally taxable in India. Until March 31, 2018, any gain realized on the sale of listed equity shares on a stock exchange held for more than 12 months was not subject to capital gains tax in India if securities transaction tax (“STT”) was paid on the transaction. STT is levied on and collected by a domestic stock exchange on which the equity shares are sold. However, with the enactment of the Finance Act, the exemption previously granted in respect of payment of long-term capital gains tax was withdrawn and, since April 1, 2018, such taxes are payable by the investors. Further, any gain realized on the sale of listed equity shares held for a period of 12 months or less will be subject to short-term capital gains tax in India.

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

We are subject to the periodic reporting requirements of the SEC and NYSE that apply to “foreign private issuers.” While we make periodic, frequent and prompt disclosure required under Indian securities laws, the periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of U.S. issuers. Accordingly, there may be less publicly available information concerning the Bank than there is for U.S. public companies. In addition, the Bank is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, investors may also receive less timely financial reports under these rules, than they otherwise might receive from a comparable U.S. company. This may have an adverse impact on investors’ ability to make decisions about their investment in the Bank.

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

As of March 31, 2025, there were 3,829,146 holders of record of our equity shares, including the shares underlying ADSs, of which 6,556 had registered addresses in the United States and held an aggregate of 5,998,522 equity shares representing 0.17 percent of our shareholders. In our records, only the depositary, JPMorgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying the ADSs.

DESCRIPTION OF EQUITY SHARES

For additional information about our equity shares, please see Exhibit 2.3 “Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934” of this annual report on Form 20-F.

The Company

We are registered under Corporate Identity Number L65920MH1994PLC080618 with the Registrar of Companies, Mumbai, Maharashtra, India. Clause III of our Memorandum of Association permits us to engage in a wide variety of activities, including all the activities in which we currently engage or intend to engage, as well as other activities in which we currently have no intention of engaging. Our Memorandum of Association states that our main objective is to carry on banking and related activities. See “Management – Memorandum and Articles of Association”.

Our authorized share capital is Rs. 11,906,100,000 consisting of 11,906,100,000 equity shares at par value of Rs. 1.0 each. As per the SEBI circular, the transfer of shares of listed Indian companies shall not be processed until such shares are held in dematerialized form with a depository. Therefore, shareholders need to dematerialize our shares for their transfer.

Dividends

Under Indian law and subject to the Banking Regulation Act, a bank pays annual dividends upon a recommendation by its board of directors and approval by a majority of its shareholders at the annual general meeting of shareholders held within five months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the Board of Directors. Dividends are generally declared as a percentage of par value (on a per share basis) and distributed and paid to shareholders. The Companies Act provides that shares of a company of the same class must receive equal dividend treatment.

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

For the purpose of determining equity shares entitled to annual dividends, a record date is fixed prior to the annual general meeting. The Companies Act and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 permit us, pursuant to a resolution of our Board of Directors and upon at least three working days advance notice to the stock exchange, to set the record date in order for us to determine which shareholders are entitled to certain rights pertaining to their equity shares.

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

General Meetings of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within five months after the end of each fiscal year. We may convene an extraordinary general meeting when necessary or at the request of the shareholders holding on the date of the request at least 10 percent of our paid-up capital. A general meeting is usually convened by our Company Secretary in accordance with a resolution of the Board of Directors. Written notice or notice via email or other permitted electronic means stating the agenda of the meeting must be given at least 21 clear days prior to the date set for the general meeting to the shareholders whose names are in the register at the record date. Shorter notice is permitted if consent is received from 95 percent of the members entitled to vote. All shareholders who are registered at the record date are entitled to attend every general meeting, either in person or by proxy. Those shareholders who are not registered at the record date are not entitled to attend or vote at this meeting. The annual general meeting is held in Mumbai, the city in which our registered office is located. General meetings other than the annual general meeting may be held at any location if so determined by a resolution of our Board of Directors. In accordance with the General Circulars Nos. 20/2020 dated May 5, 2020, 02/2022 dated May 5, 2022, 10/2022 dated December 28, 2022 and 09/2023 dated September 25, 2023 issued by the Ministry of Corporate Affairs (the “MCA”), applicable provisions of the Companies Act and the rules made thereunder and in accordance with the Circulars dated May 13, 2022, January 5, 2023, October 6, 2023 and October 7, 2023, issued by the SEBI (collectively referred to as the “Applicable Circulars”), the Bank’s Annual General Meeting (“AGM”) in fiscal year 2024 was held remotely on August 9, 2024, using video conferencing (“VC”) and other audio-visual technology (“OAVM”).

Voting Rights

Section 108 of the Companies Act and Rule 20 of the Companies (Management and Administration) Rules 2014 deal with the exercise of the right to vote by members by electronic means. In terms of Rule 20 of the Companies (Management and Administration) Rules 2014, every listed company (other than a company referred to in Chapters XB or XC of the SEBI ICDR Regulations) is required to provide to its members facility to exercise their right to vote at general meetings by electronic means. Section 110 of the Companies Act allows such a company to transact all items of business at a general meeting, provided the company offers to its members a facility to exercise their right to vote at general meetings by electronic means. The MCA has clarified that voting by show of hands would not be allowable in cases where Rule 20 is applicable.

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

Unless the Articles of Association provide for a larger number, the quorum for a general meeting is: (a) five members present (in person or by proxy) if the number of members as of the date of the meeting is not more than one thousand; (b) 15 members present (in person or by proxy) if the number of members as of the date of the meeting is more than one thousand but not more than five thousand; and (c) thirty members present (in person or by proxy) if the number of members as of the date of the meeting exceeds five thousand. Generally, resolutions may be passed by simple majority of the shareholders present and voting at any general meeting. However, resolutions such as an amendment to the organizational documents, commencement of a new line of business, an issue of additional equity shares (which is not a preemptive issue) and reductions of share capital, require that the votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution. As provided in our Articles of Association, a shareholder may exercise his voting rights by proxy to be given in the form prescribed by us. This proxy, however, is required to be lodged with us at least 48 hours before the time of the relevant meeting. Since the AGM on August 9, 2024 was held in accordance with the Applicable Circulars through VC and OAVM, physical attendance by shareholders had been dispensed and, accordingly, the facility to appoint proxies by shareholders was not available for this AGM. A shareholder may, by a single power of attorney, grant general power of representation covering several general meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at all general meetings. The Companies Act also provides for the passing of resolutions in relation to certain matters specified by the Government of India, by means of a postal ballot. A notice to all the shareholders must be sent along with a draft resolution explaining the reasons therefor and requesting the shareholders to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of dispatch of the notice. Shareholders may exercise their right to vote at general meetings, through postal ballot by sending their votes through the postal arrangements or through electronic means (e-voting), for which separate facilities are provided to the shareholders.

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

See also “Management – Memorandum and Articles of Association”.

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

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

For additional information about our American Depositary Shares, please see Exhibit 2.3 “Description of Securities Registered Under Section 12 of the Securities Exchange Act of 1934” of this annual report on Form 20-F.

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

The table below sets forth the contribution received by us from the depositary towards our direct and indirect expenses during fiscal year 2025.

Category	Contribution received
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$ 9,406,268.67 (approximately Rs. 803.6 million)

DIVIDEND POLICY

We have paid dividends every year since fiscal 1997. The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends declared on the equity shares, both exclusive of dividend tax. All dividends were paid in rupees.

	Dividend per equity share			Total amount of dividends declared
				(in millions)
Relating to fiscal
2021	Rs. 6.50	US$	0.076	Rs. 35,833.0	US$	419.4
2022	15.50		0.181	85,955.9		1,006.2
2023	19.00		0.222	106,015.1		1,241.0
2024	19.50		0.228	148,139.8		1,734.0
2025*	22.00		0.258	168,348.9		1,970.6

*	On April 19, 2025, the Board recommended a dividend of Rs. 22.00 per share of the Bank for fiscal year 2025 subject to approval of the shareholders at the Annual General Meeting to be held in 2025.

Our dividends are generally declared and paid in the fiscal year following the fiscal year to which they relate. Under Indian law, a company pays its final dividend upon recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders. The shareholders have the right to decrease but not to increase the dividend amount recommended by the board of directors. As per the RBI guidelines, the dividend pay-out (excluding dividend tax) for fiscal year 2025 cannot exceed 35 percent of the net profit of Rs. 673,473.5 million calculated under Indian GAAP.

The Bank is not required to pay direct tax in respect of dividends paid by the Bank. However, under Section 115AC of the Finance Act 2020, such dividends are taxable to ADR holders at the rate of 10 percent plus applicable surcharge and cess, and such amount of tax is required to be withheld or deducted from the amount of any dividends distributed to ADR holders.

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

For a description of the regulation applicable to the payment of dividends, see “Supervision and Regulation—I. Regulations Governing Banking Institutions—Special Provisions of the Banking Regulation Act—Restrictions on Payment of Dividends.”

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth our selected financial and other data. Our selected income statement data for fiscal years 2023, 2024 and 2025 and the selected balance sheet data as of March 31, 2024 and 2025 are derived from our audited financial statements included in this report.

For the convenience of the reader, the selected financial data as of and for the fiscal year ended March 31, 2025, have been translated into U.S. dollars at the rate on March 31, 2025, of Rs. 85.43 per US $1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

One ADS continues to represent three equity shares.

The Board of Directors of the Bank at its meeting held on April 4, 2022, approved a composite scheme of amalgamation for the amalgamation of: (i) the Amalgamated Subsidiaries, each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into the Bank, which received all the required approvals and became effective from July 1, 2023. The financial information of HDFC Limited and its former subsidiaries is consolidated into our consolidated financial statements since July 1, 2023. Accordingly, the consolidated financial information referred to in this section for periods or as of dates prior to July 1, 2023, does not reflect financial information about HDFC Limited and its former subsidiaries. Our consolidated financial information for fiscal year 2024 includes the financial information of HDFC Limited and its former subsidiaries for the period from July 1, 2023 to March 31, 2024, and our consolidated financial information for fiscal year 2025 includes the financial information of HDFC Limited and its former subsidiaries for the full period. This limits the comparability of the consolidated financial information for fiscal years 2023 and 2024, and for fiscal years 2024 and 2025, respectively.

You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table.

	Year ended March 31,
	2023		2024		2025		2025

	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	1,689,526.7	Rs.	2,781,926.2	Rs.	3,227,962.6	US$	37,784.8
Interest expense		775,538.2		1,533,922.8		1,823,477.0		21,344.8
Net interest revenue		913,988.5		1,248,003.4		1,404,485.6		16,440.0
Provisions for credit losses		74,213.8		133,063.1		181,380.1		2,123.1
Net interest revenue after provisions for credit losses		839,774.7		1,114,940.3		1,223,105.5		14,316.9
Non-interest revenue, net		291,386.5		738,930.9		967,022.6		11,319.4
Net revenue		1,131,161.2		1,853,871.2		2,190,128.1		25,636.3
Non-interest expense		468,779.4		1,069,242.4		1,265,631.4		14,814.9
Surplus/(Deficit) in P&L transferred to Undistributed Policyholders Earnings Account		—		79,169.8		62,950.5		736.9
Income before income tax expense		662,381.8		705,459.0		861,546.2		10,084.5
Income tax expense		166,117.4		77,827.1		175,014.9		2,048.6
Net income before non-controlling interest		496,264.4		627,631.9		686,531.3		8,035.9
Net income attributable to shareholders of non-controlling interest		817.5		4,975.3		13,023.0		152.4
Net income attributable to HDFC Bank Limited	Rs.	495,446.9	Rs.	622,656.6	Rs.	673,508.3	US$	7,883.5
Per equity share data:
Earnings per equity share, basic	Rs.	89.02	Rs.	88.66	Rs.	90.01	US$	1.05
Earnings per equity share, diluted		88.68		88.31		89.63		1.04
Dividends declared per equity share		19.00		19.50		22.00		0.26
Book value(1)		521.93		914.49		1,003.22		11.74
Equity share data:
Equity shares outstanding at end of period		5,579.7		7,596.9		7,652.2		7,652.2
Weighted average equity shares outstanding—basic		5,565.6		7,079.3		7,627.6		7,627.6
Weighted average equity shares outstanding—diluted		5,587.2		7,107.5		7,659.4		7,659.4
ADS data (where one ADS represents three shares):
Earnings per ADS—basic		267.06		265.98		270.03		3.15
Earnings per ADS—diluted		266.04		264.93		268.89		3.12

	As of March 31,
	2023		2024		2025		2025

	(in millions)
Selected balance sheet data:
Cash and due from banks, and restricted cash	Rs.	1,387,395.2	Rs.	2,086,031.4	Rs.	1,982,929.8	US$	23,211.2
Loans, net of allowance		17,052,927.9		26,335,700.9		28,102,981.8		328,959.2
Investments:
Investments held for trading		135,831.1		461,245.3		625,388.5		7,320.5
Investments available for sale, debt securities		4,878,844.0		8,295,487.1		9,910,174.3		116,003.4
Total		5,014,675.1		8,756,732.4		10,535,562.8		123,323.9
Total assets	Rs.	25,755,624.0	Rs.	44,118,573.0	Rs.	48,187,671.1	US$	564,060.3
Long term debt		2,054,436.4		6,648,772.0		5,866,163.2		68,666.3
Short term borrowings		1,089,897.5		1,313,737.1		1,306,013.1		15,287.5
Total deposits		18,826,635.6		23,768,235.6		27,110,953.9		317,347.0
Of which:
Interest-bearing deposits		16,097,459.3		20,688,406.2		23,994,357.2		280,865.7
Non-interest-bearing deposits		2,729,176.3		3,079,829.4		3,116,596.7		36,481.3
Liabilities on policies in force				1,763,979.1		2,180,964.3		25,529.2
Total liabilities		22,837,786.1		36,232,390.2		39,564,780.1		463,125.1
Noncontrolling interest in subsidiaries		5,637.2		938,855.4		945,999.6		11,073.4
HDFC Bank Limited shareholders’ equity		2,912,200.7		6,947,327.4		7,676,891.4		89,861.8
Total liabilities and shareholders’ equity	Rs.	25,755,624.0	Rs.	44,118,573.0	Rs.	48,187,671.1	US$	564,060.3

	Year ended March 31,
	2023		2024		2025		2025

	(in millions)
Period average(2)
Interest-earning assets	Rs.	20,852,505.1	Rs.	32,438,872.6	Rs.	37,863,623.0	US$	443,212.3
Loans, net of allowance		15,037,546.2		22,852,313.0		26,563,413.9		310,937.8
Total assets		22,354,795.1		38,798,481.3		44,652,633.5		522,680.9
Interest-bearing deposits		14,149,631.8		18,178,808.6		21,606,226.5		252,911.5
Non-interest-bearing deposits		2,009,410.5		2,211,282.6		2,403,461.4		28,133.7
Total deposits		16,159,042.3		20,390,091.2		24,009,687.9		281,045.2
Interest-bearing liabilities		16,993,341.0		25,452,396.1		29,415,738.5		344,325.6
Long term debt		1,646,705.9		5,388,304.2		6,331,237.0		74,110.2
Short term borrowings		1,197,003.3		1,885,283.3		1,478,275.0		17,303.9
Total liabilities		19,711,755.2		32,593,352.2		37,483,498.9		438,762.7
Total shareholders’ equity		2,643,039.9		6,205,129.1		7,169,134.6		83,918.2

	2023	2024	2025

	(in percentage)
Profitability:
Net income attributable to HDFC Bank Limited as a percentage of:
Average total tangible assets(3)	2.2	1.8	1.7
Average total tangible shareholders’ equity(4)	19.3	15.3	13.4
Dividend payout ratio(5)	21.4	23.8	25.0
Spread(6)	4.0	3.0	2.8
Net interest margin(7)	4.4	3.8	3.7
Cost-to-net revenue ratio(8)	41.4	57.7	57.8
Cost-to-average assets ratio(9)	2.1	2.8	2.8
Capital:
Total capital adequacy ratio(10)	19.26	18.80	19.55
Tier I capital adequacy ratio(10)	17.13	16.79	17.69
Tier II capital adequacy ratio(10)	2.13	2.01	1.86
Average total shareholders’ equity as a percentage of average total assets	11.8	16.0	16.1
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets(11)	1.1	1.2	1.3

(1)

Represents the difference between total assets and total liabilities, reduced by noncontrolling interests in subsidiaries, divided by the number of shares outstanding at the end of each reporting period.

(2)	Average balances are the average of daily outstanding amounts.
(3)	Represents the ratio of net income attributable to HDFC Bank as a percentage of average tangible assets. Average tangible assets exclude goodwill and intangibles.

(4)

Represents the ratio of net income attributable to HDFC Bank as a percentage of average tangible shareholders’ equity. Average tangible shareholders’ equity is shareholders’ equity reduced by goodwill and intangibles.

(5)

Represents the ratio of total dividends payable on equity shares relating to each fiscal year, as a percentage of net income of that year. Dividends declared each year are typically paid in the following fiscal year.

(6)

Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest-bearing current accounts.

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

The Board of Directors of the Bank at its meeting held on April 4, 2022, approved a composite scheme of amalgamation for the amalgamation of: (i) the Amalgamated Subsidiaries, each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into the Bank, which received all the required approvals and became effective from July 1, 2023. The financial information of HDFC Limited and its former subsidiaries is consolidated into our consolidated financial statements since July 1, 2023. Accordingly, the consolidated financial information referred to in this section for periods or as of dates prior to July 1, 2023, does not reflect financial information about HDFC Limited and its former subsidiaries. Our consolidated financial information for fiscal year 2024 includes the financial information of HDFC Limited and its former subsidiaries for the period from July 1, 2023 to March 31, 2024, and our consolidated financial information for fiscal year 2025 includes the financial information of HDFC Limited and its former subsidiaries for the full period. This limits the comparability of the consolidated financial information for fiscal years 2023 and 2024, and for fiscal years 2024 and 2025, respectively.

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

	Year ended March 31,
	2023					2024					2025
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost

	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash and due from banks, and restricted cash	Rs.	152,848.2	Rs.	6,308.7	4.1%	Rs.	267,249.0	Rs.	17,771.7	6.6%	Rs.	428,900.7	Rs.	19,230.5	4.5%
Investments available for sale debt securities		4,875,942.8		304,566.7	6.2		7,721,061.2		516,550.0	6.7		8,756,912.3		625,200.6	7.1
Investments held for trading		71,944.9		2,964.6	4.1		406,211.0		3,563.1	0.9		800,186.4		11,417.5	1.4
Loans, net:
Retail loans		9,863,886.2		987,975.9	10.0		16,069,363.9		1,625,134.5	10.1		19,939,316.2		1,941,839.3	9.7
Wholesale loans		5,173,660.0		363,842.1	7.0		6,782,949.1		569,391.0	8.4		6,624,097.7		564,679.4	8.5
Securities purchased with agreement to resell		52,860.0		2,222.7	4.2		103,522.0		4,276.9	4.1		94,783.2		4,709.3	5.0
Other assets		661,363.0		21,646.0	3.3		1,088,516.4		45,239.0	4.2		1,219,426.5		60,886.0	5.0
Total interest-earning assets:	Rs.	20,852,505.1	Rs.	1,689,526.7	8.1%	Rs.	32,438,872.6	Rs.	2,781,926.2	8.6%	Rs.	37,863,623.0	Rs.	3,227,962.6	8.5%
Non-interest-earning assets:
Cash and due from banks, and restricted cash		878,597.0					1,231,833.0					1,331,012.0
Property and equipment, net		72,436.9					131,056.3					159,360.1
Other assets		551,256.1					4,996,719.4					5,298,638.4
Total non-interest earning assets		1,502,290.0					6,359,608.7					6,789,010.5
Total assets	Rs.	22,354,795.1	Rs.	1,689,526.7	7.6%	Rs.	38,798,481.3	Rs.	2,781,926.2	7.2%	Rs.	44,652,633.5	Rs.	3,227,962.6	7.2%
Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	5,021,031.0	Rs.	158,795.0	3.2%	Rs.	5,421,819.0	Rs.	171,489.0	3.2%	Rs.	5,737,579.0	Rs.	180,238.0	3.1%
Time deposits		9,128,600.8		456,313.9	5.0		12,756,989.6		825,916.6	6.5		15,868,647.5		1,074,709.4	6.8
Short term borrowings		870,879.3		42,473.5	4.9		1,314,706.3		80,943.6	6.2		1,227,991.0		80,736.9	6.6
Long term debt		1,646,705.9		101,587.8	6.2		5,388,304.2		432,520.3	8.0		6,331,237.0		471,570.2	7.4
Securities sold with agreement to repurchase		326,124.0		16,368.0	5.0		570,577.0		23,053.4	4.0		250,284.0		16,222.5	6.5
Total interest-bearing liabilities	Rs.	16,993,341.0	Rs.	775,538.2	4.6%	Rs.	25,452,396.1	Rs.	1,533,922.9	6.0%	Rs.	29,415,738.5	Rs.	1,823,477.0	6.2%
Non-interest-bearing liabilities:
Non-interest-bearing deposits		2,009,410.5					2,211,282.6					2,403,461.4
Other liabilities		709,003.7					4,929,673.5					5,664,299.0
Total non-interest-bearing liabilities		2,718,414.2					7,140,956.1					8,067,760.4
Total liabilities	Rs.	19,711,755.2	Rs.	775,538.2	3.9%	Rs.	32,593,352.2	Rs.	1,533,922.9	4.7%	Rs.	37,483,498.9	Rs.	1,823,477.0	4.9%
Total shareholders’ equity		2,643,039.9					6,205,129.1					7,169,134.6
Total liabilities and shareholders’ equity	Rs.	22,354,795.1	Rs.	775,538.2	3.5%	Rs.	38,798,481.3	Rs.	1,533,922.9	4.0%	Rs.	44,652,633.5	Rs.	1,823,477.0	4.1%

Analysis of Changes in Interest Revenue and Interest Expense

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average balance and average rate.

	Fiscal 2024 vs. Fiscal 2023 Increase/ (decrease) (1) due to						Fiscal 2025 vs. Fiscal 2024 Increase/ (decrease) (1) due to

	Net change		Change in Average balance		Change in Average rate		Net change		Change in Average balance		Change in Average rate

	(in millions)
Interest revenue:
Cash and due from banks, and restricted cash	Rs.	11,463.0	Rs.	4,721.8	Rs.	6,741.2	Rs.	1,458.8	Rs.	10,749.6	Rs.	(9,290.8)
Investments available for sale debt securities		211,983.3		177,715.0		34,268.3		108,650.6		69,299.9		39,350.7
Investments held for trading		598.5		13,773.9		(13,175.4)		7,854.4		3,455.8		4,398.6
Loans, net:
Retail loans		637,158.6		621,546.3		15,612.3		316,704.8		391,377.8		(74,673.0)
Wholesale loans		205,548.9		113,174.7		92,374.2		(4,711.6)		(13,334.7)		8,623.1
Securities purchased with agreement to resell		2,054.2		2,130.3		(76.1)		432.4		(361.0)		793.4
Other assets		23,593.0		13,980.5		9,612.5		15,647.0		5,440.7		10,206.3
Total interest-earning assets	Rs.	1,092,399.5	Rs.	947,042.5	Rs.	145,357.0	Rs.	446,036.4	Rs.	466,628.1	Rs.	(20,591.7)
Interest expense:
Savings account deposits	Rs.	12,694.0	Rs.	12,675.3	Rs.	18.7	Rs.	8,749.0	Rs.	9,987.3		(1,238.3)
Time deposits		369,602.7		181,373.3		188,229.4		248,792.8		201,455.8		47,337.0
Short term borrowings		38,470.1		21,645.8		16,824.3		(206.7)		(5,338.9)		5,132.2
Long term debt		330,932.5		230,824.9		100,107.6		39,049.9		75,689.4		(36,639.5)
Securities sold with agreement to repurchase		6,685.4		12,269.0		(5,583.6)		(6,830.9)		(12,941.0)		6,110.1
Total interest-bearing liabilities	Rs.	758,384.7	Rs.	458,788.3	Rs.	299,596.4	Rs.	289,554.1	Rs.	268,852.6	Rs.	20,701.5
Net interest revenue	Rs.	334,014.8	Rs.	488,254.2	Rs.	(154,239.4)	Rs.	156,482.3	Rs.	197,775.5	Rs.	(41,293.2)

(1)

The changes in net interest revenue between periods have been reflected as attributed either to average balance or average rate changes. For purposes of this table, changes that are due to both average balance and average rate have been allocated solely to changes in average rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2023		2024		2025

	(in millions, except percentages)
Interest and dividend revenue	Rs.	1,689,526.7	Rs.	2,781,926.2	Rs.	3,227,962.6
Average interest-earning assets		20,852,505.1		32,438,872.6		37,863,623.0
Interest expense		775,538.2		1,533,922.8		1,823,477.0
Average interest-bearing liabilities		16,993,341.0		25,452,396.1		29,415,738.5
Average total assets		22,354,795.1		38,798,481.3		44,652,633.5
Average interest-earning assets as a percentage of average total assets		93.3%		83.6%		84.8%
Average interest-bearing liabilities as a percentage of average total assets		76.0%		65.6%		65.9%
Average interest-earning assets as a percentage of average interest-bearing liabilities		122.7%		127.4%		128.7%
Yield(1)		8.1%		8.6%		8.5%
Cost of funds(2)		3.9%		4.7%		4.9%
Spread(3)		4.0%		3.0%		2.8%
Net interest margin(4)		4.4%		3.8%		3.7%

(1)	Represents the average yield on all interest-earning assets.
(2)	Represents the average rate paid on all liabilities, excluding total shareholders’ equity.
(3)

Represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities. The yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. For purposes of calculating spread, interest-bearing liabilities include non-interest-bearing current accounts.

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

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 84 percent and 83 percent of total deposits as of March 31, 2024 and March 31, 2025, respectively. Wholesale banking deposits represented 16 percent and 17 percent of total deposits as of March 31, 2024 and March 31, 2025, respectively.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 3.2 percent in both fiscal years 2023 and 2024, and 3.1 percent in fiscal year 2025. The average cost of time deposits was 5.0 percent in fiscal year 2023, 6.5 percent in fiscal year 2024 and 6.8 percent in fiscal year 2025. The average deposits for the periods set forth are as follows:

	As of March 31,
	2023			2024			2025

	Amount		% of total	Amount		% of total	Amount		% of total

	(in millions, except percentages)
Current deposits	Rs.	2,009,410.5	12.4%	Rs.	2,211,282.6	10.8%	Rs.	2,403,461.4	10.0%
Savings deposits		5,021,031.0	31.1		5,421,819.0	26.6		5,737,579.0	23.9
Time deposits		9,128,600.8	56.5		12,756,989.6	62.6		15,868,647.5	66.1
Total	Rs.	16,159,042.3	100.0%	Rs.	20,390,091.2	100.0%	Rs.	24,009,687.9	100.0%

Uninsured Deposits

Demand and time deposits of up to Rs. 0.5 million accepted by scheduled commercial banks in India have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation (“DICGC”), a wholly owned subsidiary of the RBI. As of March 31, 2024 and March 31, 2025, total deposits that exceed DICGC insurance limits, or are otherwise uninsured, were estimated to be Rs. 18,751.4 billion and Rs. 21,856.5 billion, respectively. All the deposits outside India are treated for these purposes as uninsured. The below table presents the contractual maturities of estimated time deposits that exceed DICGC insurance limits, or are otherwise uninsured.

	At March 31, 2024		At March 31, 2025
	(in billions)		(in billions)
Uninsured time deposits with a maturity of:
Up to three months	Rs.	3,341.6	Rs.	3,507.1
Three to six months		1,882.1		2,086.1
Six to twelve months		3,985.9		5,353.6
More than one year		3,299.6		4,494.0

Loan Portfolio and Credit Substitutes

As of March 31, 2025, our gross loan portfolio amounted to Rs. 28,638.8 billion. As of that date, our gross credit substitutes outstanding were Rs. 161.2 billion. Almost all our gross loans and credit substitutes are to borrowers in India and approximately 97 percent are denominated in rupees. For a description of our retail and wholesale loan products, see “Business—Retail Banking—Retail Loans and Other Asset Products” and “Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes”.

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2024	2025

	(in millions)
Retail loans	Rs. 19,590,408.1	Rs. 21,531,565.4
Wholesale loans	7,202,639.3	7,107,245.7
Gross loans	Rs. 26,793,047.4	Rs. 28,638,811.1
Credit substitutes (at fair value)	131,486.9	161,179.6
Gross loans plus credit substitutes	Rs. 26,924,534.3	Rs. 28,799,990.7

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the period indicated, the maturity and interest rate sensitivity of our loans and credit substitutes

	At March 31, 2025
	Due in one year or less		Due in one to five years		Due in five to fifteen years		Due after fifteen years

	(in millions)
Retail loans	Rs.	4,710,133.3	Rs.	11,097,031.8	Rs.	4,519,504.5	Rs.	1,204,895.8
Wholesale loans		2,699,760.8		3,158,688.8		1,226,630.8		22,165.3
Gross loans	Rs.	7,409,894.1	Rs.	14,255,720.6	Rs.	5,746,135.3		1,227,061.1
Credit substitutes (at fair value)		36,647.0		109,944.3		14,588.0		0.3
Gross loans plus credit substitutes	Rs.	7,446,541.1	Rs.	14,365,664.9	Rs.	5,760,723.3	Rs.	1,227,061.4

	At March 31, 2025
	Due in one year or less		Due in one to five years		Due in five to fifteen years		Due after fifteen years

	(in millions)
Interest rate classification of gross loans by maturity:
Variable rates	Rs.	3,500,383.6	Rs.	8,546,502.0	Rs.	5,465,456.0	Rs.	1,220,683.7
Fixed rates		3,909,510.5		5,709,218.6		280,679.3		6,377.4
Gross loans	Rs.	7,409,894.1	Rs.	14,255,720.6	Rs.	5,746,135.3	Rs.	1,227,061.1
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	—	Rs.	2,646.3	Rs.	836.4	Rs.	—
Fixed rates		36,647.0		107,298.0		13,751.6		0.3
Gross credit substitutes	Rs.	36,647.0	Rs.	109,944.3	Rs.	14,588.0		Rs.0.3
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	3,500,383.6	Rs.	8,549,148.3	Rs.	5,466,292.4	Rs.	1,220,683.7
Fixed rates		3,946,157.5		5,816,516.6		294,430.9		6,377.7
Gross loans and credit substitutes	Rs.	7,446,541.1	Rs.	14,365,664.9	Rs.	5,760,723.3	Rs.	1,227,061.4

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

We are required to comply with the PSL requirements as of March 31 of each fiscal year, a date specified by the RBI for reporting. The assessment of whether we have achieved the PSL requirements is made at the end of the fiscal year based on the average of priority sector targets/sub-targets achievement as at the end of each quarter. On the basis of the quarterly average, the Bank met its total PSL requirement in fiscal year 2025. Our total PSL achievement for fiscal year 2025 stood at 41.23 percent as against a requirement of 40.0 percent, and our achievement of direct lending to non-corporate farmers stood at 12.83 percent for fiscal year 2025 as against a requirement of 13.78 percent. Our achievement of lending to micro enterprises stood at 7.73 percent as against a target of 7.5 percent. Lending to the total agricultural sector stood at 17.20 percent as against a requirement of 18.0 percent, and lending to small and marginal farmers stood at 8.95 percent, against the requirement of 10.0 percent. Advances to sections termed “weaker” by the RBI were 11.52 percent against the requirement of 12.0 percent. The above achievements are subject to district weight adjustments wherein a higher weight (125.0 percent) would be assigned in the identified districts where the credit flow is comparatively lower, and a lower weight (90.0 percent) would be assigned in districts where the credit flow is comparatively higher. This is expected to be valid for up to fiscal year 2027 and is subject to review thereafter. The districts not further specified continue to have an existing weightage of 100.0 percent. Adjustments for weights to incremental PSL credit are done by the RBI and are considered towards achievement of targets/sub-targets.

The PSL master directions mention that scheduled commercial banks having any shortfall in lending to priority sectors shall be allocated amounts for contribution to the RIDF established with NABARD and other funds with NABARD, NHB, SIDBI or MUDRA, as decided by the RBI from time to time.

We may be required by the RBI to deposit with the Indian development banks certain amounts as specified by the RBI in the coming year due to the shortfall in the above-mentioned sub-categories of priority sector lending targets. As of March 31, 2025, our total investments as directed by RBI in such deposits were Rs. 1,071.6 billion, yielding returns ranging from 2.25 percent to 4.75 percent.

See also “Risk factors—Credit Risks—We are required to undertake directed lending under RBI guidelines. Consequently, we may experience a higher level of non-performing loans in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs. Further, in the case of any shortfall in complying with these requirements, we may be required to invest in deposits of Indian development banks as directed by the RBI. These deposits yield low returns, thereby impacting our profitability”.

The following table sets forth, for the periods indicated, our loans, broken down by sector, forming part of our directed lending:

	As of March 31,
	2023	2024	2025

	(in millions)
Directed lending:
Agriculture	Rs. 1,394,654.4	Rs. 1,803,305.3	Rs. 2,083,416.9
Micro, small and medium enterprises	3,547,469.0	4,531,460.1	5,372,586.8
Other	442,703.0	1,515,844.4	1,434,552.0
Total directed lending	Rs. 5,384,826.4	Rs. 7,850,609.8	Rs. 8,890,555.7

Non-Performing Loans

The following table sets forth, for the periods indicated, information about our non-performing loan portfolio:

	As of March 31,
	2024						2025
	Retail		Wholesale		Total		Retail		Wholesale		Total

	(in millions, except percentages)
Non-performing loans	Rs.	220,616.2	Rs.	106,827.7	Rs.	327,443.9	Rs.	281,585.7	Rs.	94,325.2	Rs.	375,910.9
Allowance for credit losses		344,705.7		112,640.8		457,346.5		436,139.0		99,690.3		535,829.3
Net charge-offs*		80,979.8		(683.5)		80,296.3		98,876.2		4,021.1		102,897.3
Gross loan		19,590,408.1		7,202,639.3		26,793,047.4		21,531,565.4		7,107,245.7		28,638,811.1
Net loan		19,245,702.4		7,089,998.5		26,335,700.9		21,095,426.4		7,007,555.4		28,102,981.8
Average loans		16,069,363.9		6,782,949.1		22,852,313.0		19,939,316.2		6,624,097.7		26,563,413.9
Gross non-performing loans as a percentage of gross loans		1.1%		1.5%		1.2%		1.3%		1.3%		1.3%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		19.9%		7.4%		15.8%		29.0%		5.9%		23.2%
Gross unsecured non-performing loans as a percentage of gross unsecured loans		1.2%		0.3%		0.9%		1.9%		0.3%		1.4%
Total allowances for credit losses as a percentage of gross loans		1.8%		1.6%		1.7%		2.0%		1.4%		1.9%
Net charge-offs* as a percentage of average outstanding loans		0.5%		0.0%		0.4%		0.5%		0.1%		0.4%

*	Write-off net of recoveries

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2024	2025

	(in millions)
Performing	Rs.26,465,603.5	Rs.28,262,900.2
Non-performing:
On accrual status	—	—
On non-accrual status	327,443.9	375,910.9
Total non-performing	327,443.9	375,910.9
Total	Rs.26,793,047.4	Rs.28,638,811.1

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

Analysis of Non-Performing Loans by Industry Sector

The following table sets forth, for the periods indicated, our non-performing loans by borrowers’ industry or economic activity in each of the respective periods and as a percentage of our loans in the respective industry or economic activity sector. These figures do not include credit substitutes, which we include for purposes of calculating our industry concentration for RBI reporting. See “Risk Factors—Credit Risks—We have high concentrations of exposures to certain customers and sectors, and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized”.

	As of March 31,
	2024					2025
Industry	Gross Loans		Non- performing loans		% of loans in industry	Gross Loans		Non- performing Loans		% of loans in industry

	(in millions, except percentages)
Animal Husbandry	Rs.	101,140.0	Rs.	2,404.4	2.4	Rs.	127,687.3	Rs.	25,425.7	19.9
Capital Market Intermediaries		31,962.3		3,312.7	10.4		32,643.0		3,312.7	10.1
Agriculture Production—Food		465,103.6		30,493.3	6.6		519,348.5		28,230.0	5.4
Real Estate & Property Services		1,070,220.3		65,195.3	6.1		1,168,287.2		59,831.5	5.1
Agriculture Production—Non food		217,389.5		7,336.2	3.4		250,912.0		8,224.3	3.3
Fishing		26,156.2		545.2	2.1		23,470.4		700.6	3.0
Agriculture-Allied		541,455.9		13,866.0	2.6		627,426.4		17,606.7	2.8
Agriculture Produce Trade		121,963.6		3,733.0	3.1		130,940.1		3,653.1	2.8
Tobacco & Products		4,199.1		131.4	3.1		3,597.5		88.9	2.5
Road Transportation		741,738.6		11,232.4	1.5		815,518.6		16,394.6	2.0
Food and Beverage		712,895.6		11,996.6	1.7		760,841.6		15,071.4	2.0
Retail Trade		1,085,962.9		16,067.8	1.5		1,107,102.6		19,757.7	1.8
Wholesale Trade—Industrial		480,419.9		7,667.4	1.6		574,318.0		9,849.2	1.7
Engineering		371,258.1		7,007.3	1.9		447,424.3		7,414.0	1.7
Infrastructure Development		450,183.2		5,762.5	1.3		362,910.9		5,018.0	1.4

	As of March 31,
	2024			2025
Industry	Gross Loans	Non- performing loans	% of loans in industry	Gross Loans	Non- performing Loans	% of loans in industry
Leather & Products	41,996.8	710.6	1.7	48,168.7	650.1	1.3
Textiles & Garments	491,269.9	4,882.1	1.0	555,731.9	7,326.0	1.3
Automobile & Auto Ancillary	521,736.3	6,837.4	1.3	535,910.4	6,734.6	1.3
Paper, Printing and Stationery	125,703.1	1,557.3	1.2	139,736.5	1,727.6	1.2
Wholesale Trade—Non Industrial	542,767.9	6,680.5	1.2	643,909.8	7,892.7	1.2
Wood & Products	45,913.9	605.3	1.3	55,868.2	667.2	1.2
Drugs and Pharmaceuticals	172,542.5	638.7	0.4	167,929.0	1,869.1	1.1
Rubber & Products	28,736.8	350.2	1.2	34,028.5	363.0	1.1
Business Services	454,347.8	4,622.0	1.0	504,231.4	5,077.1	1.0
Consumer Services	860,297.1	15,040.2	1.7	1,017,874.2	10,066.5	1.0
FMCG & Personal Care	63,939.4	573.1	0.9	85,351.7	823.3	1.0
Consumer Durables	232,291.5	1,351.3	0.6	253,830.5	2,342.5	0.9
Media & Entertainment	27,642.7	339.8	1.2	29,920.1	272.5	0.9
Information Technology	79,167.1	656.5	0.8	86,628.7	672.9	0.8
Consumer Loans	10,191,521.5	68,976.4	0.7	10,435,520.6	79,499.2	0.8
Glass & Glass Products	23,906.7	150.9	0.6	23,677.5	177.2	0.7
Power	770,473.1	5,638.0	0.7	769,686.4	5,758.0	0.7
Other Industries	1,287,426.2	13,077.7	1.0	1,948,525.0	14,122.8	0.7
Mining and Minerals	92,330.6	658.6	0.7	113,099.9	718.4	0.6
Gems and Jewelry	186,718.8	660.9	0.4	199,571.8	1,222.9	0.6
Non-ferrous Metals	76,922.1	556.8	0.7	132,848.1	759.4	0.6
Iron and Steel	450,031.1	1,163.0	0.3	554,444.4	1,961.0	0.4
Coal & Petroleum Products	244,191.7	595.2	0.2	231,525.0	699.2	0.3
Plastic & Products	121,979.7	390.2	0.3	134,718.2	406.7	0.3
Cement & Products	104,508.6	387.3	0.4	97,567.4	279.7	0.3
Chemical and Products	205,574.0	748.4	0.4	241,051.0	608.3	0.3
Other Non-metallic/Mineral Products	82,850.6	240.9	0.3	95,035.8	210.8	0.2
Railways	3,166.9	19.1	0.6	6,796.2	9.1	0.1
NBFC	1,725,559.7	2,316.0	0.1	1,650,812.6	2,192.8	0.1
Financial Intermediaries	15,998.8	35.9	0.2	11,849.2	15.4	0.1
Shipping	17,911.8	13.4	0.1	21,485.7	23.4	0.1
Fertilisers & Pesticides	46,015.5	47.2	0.1	46,522.5	46.9	0.1
Telecom	412,148.9	134.5	0.0	377,808.7	131.0	0.0
Banks and Financial Institutions	122,196.3	—	—	49,965.5	4.6	0.0
Airlines	40,213.1	33.0	0.1	58,752.2	0.6	0.0
Financial Institutions	20,499.2	4.0	0.0	6,812.8	—	—
Housing Finance Companies	440,500.9	—	—	319,186.6	—	—
Total		327,443.9			375,910.9

As of March 31, 2025, our gross non-performing loans as a percentage of gross loans in the respective industries were the highest in Animal Husbandry, Capital Market Intermediaries and Agriculture Production—Food.

Animal Husbandry

Animal husbandry was affected by a mix of biological risks, price shocks, input cost inflation, and market uncertainties. Fiscal year 2025 saw a recurrence of disease outbreaks such as Lumpy Skin Disease (“LSD”) in cattle, Avian Influenza (bird flu) in poultry and Foot-and-Mouth Disease (“FMD”) in bovines. There was a sharp increase in the cost of feed, fodder, and supplements during the year, driven by inflation in agri-inputs and disruption in fodder supply due to erratic monsoons. Producers of milk, eggs, and meat faced high volatility in procurement prices, especially due to supply-demand imbalances in poultry and dairy sectors.

Capital Market Intermediaries

Exchanges in the capital markets segment offer a platform to their broker members (capital market intermediaries) for trading in the cash, derivatives, currency derivatives and commodity segments. Exchanges appoint banks to clear and settle trade obligations. The Bank has had a presence in the stock and commodity exchange segment since the late 1990s as a clearing bank in the Indian capital markets. As a clearing bank, the Bank has been offering various transactional services and credit facilities in the form of fund and non-fund-based exposures, primarily to brokers in the capital market segments who hold their primary or secondary settlement accounts with the Bank. This acts as a key relationship point as well as a risk mitigant, as all payments to and from the exchanges are required by the relevant exchange to only be settled through these exchanges. The segment is highly regulated. As of March 31, 2025, high non-performing assets (“NPAs”) were the result of borrower-specific issues. During fiscal year 2025, there were no new NPAs in this segment.

Agriculture Production—Food

The agriculture production-food industry in India is predominantly dependent on the domestic farm production, which is a factor of monsoon and various other climatic conditions. Agriculture production – food sector was affected by a complex interplay of climatic uncertainty, input cost inflation and market volatility. The southwest monsoon in 2024 was below normal in several key agrarian states, leading to poor sowing and lower crop yields, especially in rain-fed areas. Some regions also witnessed excess rainfall and localized flooding, damaging standing crops. Global factors like weather conditions, production volumes and demand also play a significant role in determining the domestic prices for various agricultural commodities in the country. Locally, various Government policies and regulations also play a major role in determining the prices of the agricultural commodities in the country. During fiscal year 2025, various Agri commodities witnessed price fluctuations and weak market realizations. A notable decline was registered in rice, oilseed, wheat, cereals, and cotton.

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

Our NBFC subsidiary HDBFSL offers a wide range of loans and asset finance products including mortgage loans, commercial vehicle loans, consumer loans and gold loans, as well as a range of business process outsourcing solutions. We provide our customers with brokerage accounts through our subsidiary HSL, which we believe is one of the leading stock brokerage companies in India and which offers a suite of products and services across various asset classes, such as equity, gold and debt, and via multiple platforms (i.e., online, mobile, telephone and branches).

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

In accordance with Clause 42 of the document memorializing the Scheme (the “Scheme Document”), the effectiveness of the Transaction was, inter alia, subject to receipt of shareholder and other approvals and meeting various compliances under the applicable law and regulations. The Scheme was made effective and the Transaction completed on July 1, 2023 (the “Transaction Effective Date”) after completion of such compliances, including filing the NCLT Order with the Registrar of Companies. The share exchange ratio was 42 equity shares of the Bank (each having a face value of Rs. 1) for every 25 equity shares of HDFC Limited (each having a face value of Rs. 2). The shares issued pursuant to the Transaction were not registered with the SEC under the Securities Act of 1933 or the securities laws of any state or other jurisdiction of the United States, and were offered and sold in reliance on certain exemptions from registration under the Securities Act of 1933. Upon the Scheme becoming effective, simultaneously with the issuance of such shares, the equity shares in the Bank previously held by HDFC Limited were extinguished in accordance with the terms set out in the Scheme Document.

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

Upon the Scheme becoming effective, the Amalgamated Subsidiaries and HDFC Limited ceased to exist, and the former subsidiaries of HDFC Limited (other than the Amalgamated Subsidiaries) became subsidiaries and affiliates of the Bank leading to a simplified corporate structure. However, as advised by the RBI, certain divestments or acquisitions were undertaken or are in the process of being undertaken. In particular, as directed by the RBI in connection with the Transaction:

(i)	we divested 140,172,180 equity shares of HDFC Credila and reduced our holding to 9.99 percent as of March 31, 2024;

(ii)	we fully divested HDFC Edu as of December 20, 2024 (see “Business—About our Bank”); and

(iii)	we must bring our shareholding in each of Housing Development Finance Corporation Plc and First Housing Finance (Tanzania) Ltd below 10.0 percent before June 30, 2026 and June 30, 2027, respectively.

In connection with the Transaction, the RBI permitted HDFC Limited to increase its stake in each of HDFC Life and HDFC ERGO above 50.0 percent prior to the completion date. We currently hold 50.3 percent of HDFC Life and 50.3 percent of HDFC ERGO. However, in light of the governance arrangements of HDFC ERGO, we account for this entity under the equity method of investment under U.S. GAAP. See “Related Party Transactions—HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)”.

Prior to completion of the Transaction, HDFC Limited was primarily engaged in financial services, including mortgage lending, property-related lending and deposit services, which now form part of our business offerings. The former subsidiaries of HDFC Limited, which became our subsidiaries and affiliates (except for the Amalgamated Subsidiaries), are also largely engaged in a range of financial services, including asset management, life insurance and general insurance. As of June 30, 2023, immediately prior to completion of the Transaction, HDFC Limited and its subsidiaries (together, the “HDFC Group”) owned 20.83 percent of our outstanding equity shares. See “Principal Shareholders”. Prior to completion of the Transaction, we had no agreements with HDFC Limited or any of its group companies that restricted us from competing with them or that restricted HDFC Limited or any of its group companies from competing with our business, and we distributed products of HDFC Limited and its group companies, such as home loans of HDFC Limited, life and general insurance products of HDFC Life and HDFC ERGO, respectively, and mutual funds of HDFC AMC.

As a result of the Transaction, we reflected two new segments in our U.S. GAAP financial statements: “insurance services”, including long-term life insurance solutions provided via our subsidiary HDFC Life, and “others”, consisting primarily of the following activities, which are carried on by HDFC Limited’s former specialized subsidiaries: (i) asset management services, which are provided by our subsidiary HDFC AMC, in which we hold a 52.5 percent stake and which has been appointed as the investment manager to HDFC Mutual Fund, one of India’s largest mutual funds; and (ii) real estate private equity financing, which is provided by our subsidiary HDFC Capital, in which we hold an 89.3 percent stake. Immediately following completion of the Transaction, “others” also included education loans and various services to schools, such as website development, creating awareness in the community, technology and design consultancy, vendor management, academic content trainings and other support services. These services were provided by HDFC Edu and HDFC Credila, which became our wholly owned subsidiaries upon completion of the Transaction. We now hold a 9.99 percent interest in HDFC Credila following an RBI-mandated partial divestment and, as directed by the RBI in the context of the regulatory approval of the Transaction, we have completed the sale process to divest our 100 percent stake in HDFC Edu in two stages, on October 18, 2024 and on December 20, 2024 (see “Business—About our Bank”). We did not reclassify any pre-Transaction financial information in connection with the creation of the two new U.S. GAAP segments.

We accounted for the Transaction as a business combination using the acquisition method of accounting under ASC Topic 805, Business Combinations, which requires that the assets acquired and the liabilities assumed be recorded at the date of acquisition at their respective fair values. Our cost of acquiring HDFC Limited was measured by the market value of the shares we issued to HDFC Limited’s former shareholders in connection with the Transaction. The Transaction consideration in excess of the Bank’s interest and HDFC Limited’s net fair value of identifiable assets and liabilities have been recognized as goodwill. The information as of and for the year ended March 31, 2024 incorporated the effect of applying the acquisition method of accounting as from July 1, 2023. No acquired business income or cash flows were included in our financial statements prior to that date. For further detail, see Note 3 “Business Combination” in our consolidated financial statements.

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

For the foregoing reasons, our financial statement data as of and for the years ended March 31, 2023 and 2024 and our financial statement data as of and for the years ended March 31, 2024 and 2025, respectively, are not fully comparable with each other. In particular, the rapid growth reflected in our results as of and for the year ended March 31, 2024 is in large part attributable to the Transaction, and some of the growth in our fiscal year 2025 results as compared with our fiscal year 2024 results is attributable to the impact of a full year of post-Transaction merged operations in fiscal year 2025.

The primary purpose of the Transaction was to take advantage of the significant complementarities between the Bank and HDFC Limited. Following the successful completion of the Transaction, we have grown our housing loan portfolio and enhanced our customer base, benefiting from HDFC Limited’s technological capabilities to evaluate the credit worthiness of customers and its former offices to market its products and services across India. Since the completion of the Transaction, we are directly engaged in providing housing loans, which has enriched our product suite to our existing and new customers. Home loan customers are typically retained for a longer time than our other retail customers and we are now able to make product and service offerings to a sizeable customer base, including customers of HDFC Limited that had not done banking with us prior to the Transaction. More secured and long-tenure products are expected to strengthen our robust asset portfolio mix.

These rationales, expectations and anticipated benefits are based on estimations and there is no assurance that they will materialize to the fullest extent as anticipated. See “Risk Factors—Risks Relating to Our Structure and the Transaction”. See also Note 3 “Business Combination” of the consolidated financial statements in regard to the composite scheme of amalgamation of HDFC Limited and its subsidiaries with and into the Bank.

Certain Factors and Trends Affecting Our Results of Operations

Overview

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

Net Interest Revenue and Net Interest Revenue After Provision for Credit Losses

Two important measures of our results of operations are net interest revenue, which is equal to our interest and dividend revenue net of interest expense, and net interest revenue after provision for credit losses. Interest expense includes interest on deposits as well as on borrowings. In fiscal year 2024, our interest revenue and expense increased significantly due to the completion of the Transaction, in which we acquired HDFC Limited’s mortgage lending, insurance and asset management businesses. More generally, our interest revenue and expense are affected by fluctuations in interest rates as well as volume of activity, the latter generally being lowest during our first fiscal quarter and being subject to competitive activity trends prevailing in the Indian banking industry from time to time. Our interest expense is also affected by the extent to which we fund our activities with low-interest and non-interest-bearing deposits, and the extent to which we rely on borrowings.

Our provision for credit losses is comprised of the allowance for loan losses, which covers our loan portfolios. The impairment of our available-for-sale (“AFS”) debt securities, including credit substitutes, is not included in our provision for credit losses, but is reflected under “Non-interest revenue—allowance on available for sale debt securities” in our consolidated financial statements of income.

Net Interest Margin and Spread

We also use net interest margin and spread to measure our results. Net interest margin represents the ratio of net interest revenue to average interest-earning assets. Our net interest margins decreased in fiscal year 2024 as a result of the Transaction because HDFC Limited had a relatively lower-yielding asset product mix and a relatively higher cost of funds compared to the Bank, and in fiscal year 2025, they were marginally lower than in fiscal year 2024. In connection with the Transaction, interest expense on long-term debt increased in fiscal year 2024 and remained higher in fiscal year 2025 on account of the increase in our average balance of long-term debt, a portion of which is non-callable. Similarly, interest expense on our deposits and short-term borrowings increased on account of an increase in our average balance of deposits and short-term borrowings. The ratio of average non-interest-bearing current accounts and low-interest-bearing savings accounts to average total deposits decreased. It is our endeavor to reduce the volume of our loans as compared to our deposits towards pre-Transaction levels over the next few years and we do not intend to pursue growth that does not meet our risk adjusted profitability thresholds. Also, principally as a result of the Transaction, our cost of funds increased and return on average tangible assets decreased.

Spread represents the difference between yield on average interest-earning assets and the cost of average interest-bearing liabilities, including current accounts which are non-interest-bearing. For reasons similar to those cited above, the Transaction had an adverse impact on spread, which decreased in fiscal year 2024 and in fiscal year 2025.

Non-Interest Revenue and Expense

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

Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment maintenance, depreciation and amortization, expenditure for the purchase of priority sector lending certificates and administrative and other expenses. The costs of outsourcing back office and other functions are included in administrative and other expenses. Since completion of the Transaction, our non-interest expense also includes claims and benefits paid pertaining to our insurance business. Our total non-interest expense increased significantly in fiscal year 2024, including as a percentage of our net revenue, and remained high in fiscal year 2025, mainly as a result of the Transaction.

The Transaction

In fiscal year 2024, our overall financial condition and results of operation were principally affected by the Transaction. The Transaction-related impacts continued to be felt in fiscal year 2025. We expect the Transaction-related trends described above to continue to affect the Bank’s results in the short-to-medium term. We have plans to and have begun to, in a phased manner, raise low-cost deposits, raise long-term borrowings towards our long-term assets (such as housing loans), manage growth in advances and have an adequate unencumbered liquidity buffer. We may not be able to execute some or all of these measures and the RBI’s directed lending regulations may affect these plans. See “Risk Factors—Risks Relating to Our Structure and the Transaction—We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs.”, “Risk Factors—Risks Relating to Our Business—Our funding is primarily short- and medium-term and if depositors do not roll over deposited funds upon maturity, our net income may decrease.”, “Risk Factors—Risks Relating to Our Business—Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.”, “Risk Factors—Credit Risks—We have high concentrations of exposures to certain customers and sectors, and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.” and “Risk Factors—Credit Risks—We are required to undertake directed lending under RBI guidelines. Consequently, we may experience a higher level of non-performing loans in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs. Further, in the case of any shortfall in complying with these requirements, we may be required to invest in deposits of Indian development banks as directed by the RBI. These deposits yield low returns, thereby impacting our profitability”.

Indian Economic Conditions

More generally, our financial condition and results of operations are affected by general economic conditions prevailing in India.

Indian GDP growth

According to estimates by the Indian Central Statistics Office, following the availability of COVID-19 vaccines as well as fiscal and monetary measures, India’s real GDP grew by 9.7 percent in fiscal year 2022 and 7.6 percent in fiscal year 2023, compared to a decline of 5.8 percent in fiscal year 2021. In fiscal year 2024, GDP grew by 9.2 percent, driven by higher investments and a rebound in industrial performance. India’s GDP growth stood at 6.5 percent for fiscal year 2025, in line with the Government’s second advance estimates. Growth in the first half of fiscal year 2025 averaged 6.1 percent. The slowdown was primarily on account of lower growth in fixed investments due to election-related restrictions, and moderation in the performance of the industrial sector. In the second half, growth accelerated and averaged 6.9 percent, supported by a rise in Government capex and construction activity. Government consumption expenditure and agricultural performance also improved. Looking forward, the RBI estimates India’s GDP to grow by 6.5 percent in fiscal year 2026, supported by Government investments and some recovery in industrial performance.

Consumption could get support from continued recovery in rural demand while tax cuts, RBI rate cuts, and lower inflation could support aggregate demand. However, agriculture growth is expected to moderate, largely due to the higher base from last year, while export growth is likely to face headwinds due to ongoing trade- and tariff-related disruptions.

While our results may not necessarily track the GDP figures directly, the economic performance affects the environment in which we operate. For example, a weak GDP growth resulting from a decline in consumption and in the level of production of goods and services may lead to a reduced demand for bank credit.

Bank credit growth

Indian bank credit growth is expected to improve slightly as the RBI cuts rates in fiscal year 2026, moderating inflation reduces the drag on households’ purchasing power, infrastructure spending by the Government continues, and rural demand conditions improve. Credit growth moderated to 12.1 percent in fiscal year 2025 from 16.3 percent (excluding our merger with HDFC Limited) in fiscal year 2024 (end of period) as stricter norms for unsecured retail loans by the RBI and weak consumer demand weighed on retail lending. Bank credit growth had improved in fiscal year 2023 to 15.0 percent (end of period) from 8.6 percent at the end of fiscal year 2022.

Inflation

CPI inflation stayed above the RBI’s upper tolerance limit of 6.0 percent for the most part of fiscal year 2023 and averaged at 6.7 percent for the full fiscal year 2023, compared to 5.5 percent in fiscal year 2022. Geopolitical tensions and lingering supply side disruptions weighed on domestic retail inflation during the year.

Inflation averaged 5.4 percent for the full fiscal year 2024. After averaging at 4.6 percent in the first quarter of fiscal year 2024, inflation increased to 6.4 percent in the second quarter, led by higher food inflation. However, with Government intervention through a cooking gas (“LPG”) subsidy, the release of cereal stocks from its reserves and an export curb on rice, inflation moderated to 5.4 percent in the third quarter and 5.0 percent in the fourth quarter of fiscal year 2024.

For the full fiscal year 2025, CPI inflation averaged 4.6 percent. CPI inflation averaged 4.9 percent in first quarter of fiscal year 2025 as food inflation remained elevated, but moderated to 4.2 percent in the second quarter due to the higher base from the previous year. In the third quarter of fiscal year 2025, inflation rose to 5.6 percent, with a waning base effect and food price inflation remaining elevated. Inflation moderated below the RBI’s target range of 4 percent to average 3.7 percent in the fourth quarter as food price inflation started to moderate.

The RBI expects inflation to average 3.7 percent in fiscal year 2026, resulting from a broad-based correction in food prices and lower commodity prices. Upside risks to the forecast could come from weather related uncertainties and heat wave conditions in some parts of the country, which could keep food inflation volatile and stall consumption recovery.

Capital spending, fiscal deficit and liquidity

A high-interest rate environment acts as a headwind for economic growth. In response to the adverse impact of the COVID-19 pandemic and related disruptions, the Government sharply increased its spending The fiscal deficit stood at 6.8 percent in fiscal year 2022. The Government then increased its capital spending plan significantly in fiscal years 2023 and 2024 to support growth, but remained on track for fiscal consolidation. The fiscal deficit stood at 6.4 percent of GDP in fiscal year 2023, reducing to 5.6 percent of GDP in fiscal year 2024 and decreasing further to 4.8 percent of GDP in fiscal year 2025, as the Government continued on the path of fiscal consolidation. In the budget for fiscal year 2026, the Government retained its focus on fiscal consolidation. It plans to spend Rs. 11.2 trillion on capital expenditure, marginally higher than previous years’ budget estimates, with the fiscal deficit targeted at 4.4 percent of GDP.

Declining fiscal deficits tend to have a favorable impact on our operations, as a lower fiscal deficit allows the RBI to reduce rates, support a sustainable level of inflation and prevent private investment from being crowded out.

Notwithstanding the pace of growth in India, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2025, gross non-performing customer assets (which consist of loans and credit substitutes) constituted 1.3 percent of gross customer assets, reflecting an increase in our non-performing loans primarily attributable to the retail segment. In addition, our net customer assets represented 104.3 percent of our deposits and our deposits represented 56.3 percent of our total liabilities and shareholders’ equity. Our average non-interest-bearing current accounts and low-interest-bearing savings accounts represented 33.9 percent of our average total deposits for the year ended March 31, 2025. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) for fiscal year 2025 of 4.1 percent.

Global Developments

Our financial condition and results of operations are also affected by certain global events like widespread health emergencies (or concerns over the possibility of such emergencies), such as the COVID-19 pandemic and the actions taken in response to it, which can cause significant volatility in demand for our products, changes in customer behaviour and preferences, financial distress for our customers and related increases in customer defaults and provisions for losses, disruptions to our capital expenditure initiatives, limitations on our employees’ ability to work and travel, significant changes in the economic or political conditions in markets in which we operate and related currency volatility, restrictions on our access to, and increases in the cost of capital and increased regulatory requirements, such as the RBI’s COVID-19-related regulations. The slowdown during the years of the pandemic led to a decrease in loan originations, third-party product sales, credit and debit card use by customers and collection effort efficiency. As a consequence, there was a rise in the number of customer defaults and an increase in the provisions there against.

For additional information about factors and trends affecting our results of operations, please see “Risk Factors—Economic and Political Risks” and “Risk Factors—Risks Relating to Our Structure and the Transaction”. See also “Selected Financial and Other Data” and “Selected Statistical Information”.

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

Our allowance for credit losses is comprised of:

•	the allowance for credit losses, which covers our loan portfolios and is presented separately on the balance sheet in loans;

•	the allowance for lending-related commitments, which is recognized on the balance sheet in “Accrued expenses and other liabilities”;

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

Our policies used to determine our allowance for credit losses and our allowance for lending-related commitments are described in the following paragraphs:

Our portfolio is bifurcated into retail and wholesale portfolios, wherein the retail portfolio is segmented into homogenous pools using various factors such as nature of product, delinquencies, and other demographic and behavioral variables of the borrowers. The wholesale portfolio is segmented into various risk grades on the basis of a host of quantitative and qualitative factors including financial performance, industry risk, business risk and management quality. The allowance for loan-related losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of outstanding loans and lending-related commitments that are not unconditionally cancellable. We do not record an allowance for future drawings on unconditionally cancellable lending-related commitments (e.g., credit cards). We do not record an allowance on accrued interest receivables on the balance sheet due to our policy to reverse interest income on loans more than 90 days past due and in the case of agricultural loans more than 365 days past due, and also on any loans classified as non-performing. The expected life for retail loans and wholesale loans is determined based on their contractual terms and expected prepayments as applicable. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account. We have an unconditionally cancellable clause (“UCC”) for credit card lines and in accordance with current expected credit loss (“CECL”) accounting guidance, we make an allowance only for debt drawn at the time of expected loss measurement. We apply expected principal payments to the credit card receivable balances existing at the reporting date until the balance is exhausted.

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

Our off-balance sheet credit exposures include unfunded loan commitments, financial guarantees, including standby letters of credit, and other similar instruments. For off-balance sheet credit exposures, we recognize an allowance for credit loss (“ACL”) associated with the unfunded amounts. We do not recognize an ACL for commitments that are unconditionally cancellable at our discretion. ACL for off-balance sheet credit exposures are reported as a liability in accrued expenses and other liabilities on the consolidated balance sheets. ACL in such cases is measured for the remaining contractual term, adjusted for prepayments, of the financial asset (including off-balance sheet credit exposures) using historical experience, current conditions, and reasonable and supportable forecasts.

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

As an integral part of the credit process, we have a pooling and rating model for our retail and wholesale credit portfolios, respectively. We monitor credit quality within our segments based on primary credit quality indicators. This internal rating is reviewed at least annually.

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

Apart from our historical experience, we seek to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses into our allowance. We therefore include in our estimation the use of quantitative statistical models to predict the impact of macro-economic variables on rating downgrades/defaults. We rely on macro-economic variables that are relevant to the specific product to develop a reasonable and supportable forecast specific to the relevant macro-economic variable for the expected performance of the product. In deploying these models, we have assessed the impact of an relevant set of macro-economic variables on our expected losses and used macro-economic forecasts surveyed and published by the Reserve Bank of India: Centre for Monitoring Indian Economy (“CMIE”) for this assessment. As the macro-economic forecasts are published for a year, we revert to the historical average default rate beyond this period over a straight-line basis. Any adjustments needed to the modeled expected losses in the quantitative calculations are addressed through a qualitative adjustment. Qualitative adjustments, if any, among other things may include specific portfolio characteristics, expected sectoral performance, expected impact of internal strategies or external events on the product/segment, model limitations, idiosyncratic events, and other relevant criteria. The total ACL is comprised of the quantitative and qualitative components.

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

Impairment of debt securities

We conduct reviews of all available-for-sale debt securities with fair value below their carrying value or with zero loss expectation. We evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income. The allowance is increased or decreased if credit conditions subsequently worsen or improve. A reversal of credit losses is recognized in net income. We recognize the entire difference between the amortized cost basis and fair value in net income for impaired AFS debt securities that we have an intent to sell or for which we believe we will more-likely-than-not be required to sell prior to recovery of the amortized cost basis. We do not record an allowance on accrued interest receivables on the balance sheet due to our policy to reverse interest income on debt securities in a timely manner in line with our non-accrual and past due policies and also on any debt security classified as non-performing. We do not purchase debt securities with credit deterioration.

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

We undertook a sensitivity analysis to assess the magnitude of CECL under extreme circumstances. As part of this sensitivity analysis, we analyzed variability in provisions on account of a change in the assumptions underlying our forward-looking outlook. For this analysis, we sensitized macroeconomic variables and increased the impact of our qualitative adjustments. We also shifted the cash flows by some percentage points to the next bucket thereby simulating an extension of tenor of the loans. We observed that the impact was not significant. While the sensitivity analysis is useful and helps us to understand how the changes in our macroeconomic assumptions may impact our modeled ECLs, we are aware of the fact that it is not meant to enable us to forecast how the Bank’s allowance for credit losses is expected to change in a different macroeconomic outlook. Importantly, the analysis is an enabler and does not encompass many factors, including qualitative factors which could have offsetting effects on the estimates. Considering the variety of factors contemplated when developing the macroeconomic outlooks, the Bank believes the allowance for credit losses as at March 31, 2025, is appropriate.

Insurance Services

Undistributed policyholders earnings account

This separate line item appearing as a liability in the consolidated balance sheets is created/recognized to account for any surplus/deficit arising on policyholders’ adjustments under U.S. GAAP. The differential impact of adjustments related to the items identified below are disclosed separately under “Undistributed Policyholders Earnings Account” because this surplus does not belong to shareholders or policyholders. The impact of the adjustments listed below is taken to the separate line item through “(Surplus)/Deficit in P&L transferred to Undistributed Policyholders Earnings Account” in the consolidated statements of income and “(Surplus)/Deficit in OCI transferred to Undistributed Policyholders Earnings Account” in other comprehensive income. This includes:

•	Actuarial remeasurement of insurance liabilities;

•	Effective interest method on Investments;

•	Fair value of investments available for sale debt securities and Investments held for trading;

•	Fair valuation of employee stock option scheme;

•	Adjustment on account of leases;

•	Actuarial remeasurement of employee benefits; and

•	Reversal of hedge reserve from previous framework.

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

Deposits related to universal life-type and investment products are credited to policyholder account balances. Policyholder Account Balances liability represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is primarily associated with accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balance, as applicable. Unearned revenue reserve (“URR”) primarily relates to the universal Life-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue are generally amortized over the expected life of the contract similar to DAC.

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

Deferred Acquisition Costs (“DAC”)

Acquisition costs directly related to successful contract acquisitions of products have been deferred to the extent recoverable. Such acquisition costs are capitalized in the period they are incurred, and primarily include first year and single year commission, employees remuneration and welfare benefits, medical fees, stamp duty and goods and services tax. All other acquisition-related costs including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales, and underwriting efforts as well as all indirect costs are expensed as incurred. DAC is amortized on a constant level basis that approximates straight line amortization using the following amortization basis:

•	Traditional life insurance contracts and traditional life insurance limited payment contracts—Sum assured in force.

•	Annuity products—Number of policies in force.

•	Universal life type contracts—Number of policies in force.

Additional disclosures have been provided on insurance services in Note 21 “Insurance services” of the consolidated financial statements. Amortization of DAC is included in “Administrative and other expenses”.

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

The assessment of recoverability of reinsurance recoverable balances in each reporting period, is carried out through either historical trend of disputes and credit events or financial analysis of the credit quality of the reinsurer. These adjustments are recorded to reflect the results of these assessments through an allowance for credit losses and disputes that reduces the carrying amount of reinsurance and other assets on the consolidated balance sheets. The estimate requires significant judgement for which key considerations include paid and unpaid recoverable, whether the balance is in dispute or subject to legal collection, the relative financial health of the reinsurer and whether collateral and collateral arrangement exist. An estimate of the reinsurance recoverable lifetime expected credit losses is established utilizing a probability of default and loss given default method, which reflects the insurer’s risk rating. The allowance for credit losses excludes disputed amounts.

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

Intangible Assets	Useful lives (years)	Amortization method
Brand	Indefinite	Not applicable
Investment Management Contract	Indefinite	Not applicable
Value of Business Acquired (VOBA)	Life of the underlying contracts	Constant level basis(*)
Distribution Network	17	Straight line
Customer Relationship	17	Straight line
Transferable Development Rights	8	Straight line

(*)	VOBA is amortized on a constant-level basis that approximates straight-line amortization (see also Note 21 “Insurance services” in our consolidated financial statements).

We review intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is indicated if the sum of undiscounted estimated future net cash flows is less than the carrying value of the asset.

Additional disclosures have been provided on intangible assets in Note 14 “Goodwill and Intangible assets” of the consolidated financial statements.

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

Premiums related to traditional long-duration products are recognized as revenues when due from policyholders. Premiums related to short-duration products are recognized on a pro-rata basis over the applicable contract term. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred as a DPL. The DPL is also recognized on the premiums received on the business acquired as on the purchase GAAP (“PGAAP”) date. The DPL is amortized or recognized as earnings based on the amortization basis as mentioned in deferred acquisition cost. Premiums related to short-duration products are recognized on a pro rata basis over the applicable contract term. Unearned premiums, representing the portion of premium written related to the unexpired coverage, are reflected as liabilities until earned. Deposits related to universal life and investment-type products are credited to “Premium and other operating income from insurance business”. Revenues from such contracts consist of fees for mortality, policy administration, fund management charges, surrender charges and other charges as applicable are recorded in universal life and investment-type line of business in the period in which services are provided. All revenues and expenses are presented net of reinsurance, as applicable.

Other fees and income are recognized when earned, which is when the service that results in the income has been provided. We amortize the annual fees on credit cards over the contractual period of the fees.

Investments in Securities

Investments consist of securities purchased as part of our treasury operations, such as government securities and other debt securities, and investments purchased as part of our wholesale banking operations, such as credit substitute securities issued by our wholesale banking customers. Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and we bear the same customer credit risk as we do for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by us with the issuer. As our exposures to such securities are similar to our exposures on our loan portfolio, additional disclosures have been provided on impairment status in Note 8 “Credit Substitutes” of the consolidated financial statements and on concentrations of credit risk in Note 12 “Concentrations of Credit Risk” of the consolidated financial statements.

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

Equity securities are classified under “Other assets”. Marketable securities are measured at fair value and any change in fair value is recorded in earnings. Non-marketable equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and impairment, if any. Our review for impairment for equity method, cost method and measurement alternative securities typically includes an analysis of the facts and circumstances of each security, the intent or requirement to sell the security, and the expectations of cash flows.

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

We review and update our fair value hierarchy classifications semi-annually. Changes from one half year to the next related to the observability of inputs to a fair value measurement may result in a reclassification between hierarchy levels. Imprecision in estimating unobservable market inputs can impact the amount of revenue, loss or changes in common shareholder’s equity recorded for a particular financial instrument. Furthermore, while we believe our valuation methods are appropriate, the use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different estimate of fair value at the reporting date. See Note 33 “Fair Value Measurement” of the consolidated financial statements, for further details including the classification hierarchy associated with assets and liabilities measured at fair value.

As of March 31, 2025, our Level 3 instruments recorded at fair value on a recurring basis were available-for-sale mortgage and asset-backed securities aggregating Rs. 113.6 billion. The Level 3 instruments comprised 1.1 percent of our total securities portfolio and 0.2 percent of our total assets, as of March 31, 2025. The valuation of these mortgage and asset-backed securities is dependent on the estimated cash flows that the underlying trust would pay out. The cash flows for mortgage and asset-backed securities are discounted at the yield-to-maturity rates and credit spreads published by the Fixed Income Money Market and Derivatives Association on month ends.

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

Status of IND-AS

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for the implementation of IND-AS converged with International Financial Reporting Standards as issued by the International Accounting Standards Board with certain carve-outs for scheduled commercial banks, insurance companies and non-banking financial companies (the “2016 Roadmap”), which was subsequently confirmed by the RBI through its circular dated February 11, 2016. The 2016 Roadmap required such institutions to prepare IND-AS-based financial statements for accounting periods commencing on or after April 1, 2018, with comparative financial information for accounting periods commencing on or after April 1, 2017. The implementation of IND-AS by banks requires certain legislative changes in the format of financial statements to comply with disclosures required by IND-AS. In April 2018, the RBI deferred the effective date for implementation of IND-AS by one year, by which point the necessary legislative amendments were expected to have been completed. The legislative amendments recommended by the RBI remain under consideration by the Government of India. Accordingly, in March 2019, the RBI deferred the implementation of IND-AS until further notice.

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

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

The Bank successfully completed its merger with HDFC Limited, a housing finance company, effective July 1, 2023. Post-Transaction, the former subsidiaries of HDFC Limited (other than the Amalgamated Subsidiaries) became subsidiaries and affiliates of the Bank. Accordingly, the figures for fiscal year 2024 reflect the operations of the merged entities for the nine-month period ended March 31, 2024 and hence are not fully comparable with the figures for fiscal year 2025, which reflect the operations of the merged entities for the full period.

Net Interest Revenue After Provision for Credit Losses

Our net interest revenue after provision for credit losses increased by 9.7 percent from Rs. 1,114.9 billion in fiscal year 2024 to Rs. 1,223.1 billion in fiscal year 2025. Our net interest margin was 3.7 percent for fiscal year 2025. The following table sets out the components of net interest revenue after provision for credit losses.

	Years ended March 31,
	2024		2025		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions, except percentages)
Interest and dividend revenue:
Loans	Rs.	2,194,525.5	Rs.	2,506,518.7	Rs.	311,993.2	14.2
Available for sale debt securities, trading securities		520,113.1		636,618.1		116,505.0	22.4
Other		67,287.6		84,825.8		17,538.2	26.1
Total interest and dividend revenue		2,781,926.2		3,227,962.6		446,036.4	16.0
Interest on deposits		997,405.6		1,254,947.4		257,541.8	25.8
Interest on short term borrowings		100,181.0		94,148.6		(6,032.4)	(6.0)
Interest on long term debt		432,520.3		471,570.2		39,049.9	9.0
Other interest expense		3,815.9		2,810.8		(1,005.1)	(26.3)
Total interest expense		1,533,922.8		1,823,477.0		289,554.2	18.9
Net interest revenue	Rs.	1,248,003.4	Rs.	1,404,485.6	Rs.	156,482.2	12.5
Less: Provision for credit losses:
Retail		118,900.0		190,309.5		71,409.5	60.1
Wholesale		14,163.1		(8,929.4)		(23,092.5)	(163.0)
Total	Rs.	133,063.1	Rs.	181,380.1	Rs.	48,317.0	36.3
Net interest revenue after provision for credit losses	Rs.	1,114,940.3	Rs.	1,223,105.5	Rs.	108,165.2	9.7

Interest and Dividend Revenue

Interest income on loans increased by 14.2 percent from Rs. 2,194.5 billion in fiscal year 2024 to Rs. 2,506.5 billion in fiscal year 2025, primarily due to an increase in our average loan book and the impact of a full year of post-Transaction merged operations in fiscal year 2025. The average balance of our total loan book increased by 16.2 percent from Rs. 22,852.3 billion in fiscal year 2024 to Rs. 26,563.4 billion in fiscal year 2025. Our average balance of retail loans increased by 24.1 percent from Rs. 16,069.4 billion in fiscal year 2024 to Rs. 19,939.3 billion in fiscal year 2025. The growth in retail loans was primarily across the retail business banking, commercial vehicle and construction equipment finance and personal loans / credit cards. Our average balance of wholesale loans decreased by 2.3 percent from Rs. 6,782.9 billion in fiscal year 2024 to Rs. 6,624.1 billion in fiscal year 2025. Retail loan yields decreased from 10.1 percent in fiscal year 2024 to 9.7 percent in fiscal year 2025 due to the full year impact of the change in product mix post-Transaction and a reduction in yields of loans originated during the year. Wholesale loan yields increased from 8.4 percent in fiscal year 2024 to 8.5 percent in fiscal year 2025.

Interest on securities, including dividends and interest on trading assets, increased by 22.4 percent from Rs. 520.1 billion in fiscal year 2024 to Rs. 636.6 billion in fiscal year 2025. This was primarily driven by an increase in the average balance of our investments. The average balance of our investments increased by Rs. 1,429.8 billion from Rs. 8,127.3 billion in fiscal year 2024 to Rs. 9,557.1 billion in fiscal year 2025. Yields on our investments increased from 6.4 percent in fiscal year 2024 to 6.7 percent in fiscal year 2025.

Other interest revenue increased by 26.1 percent from Rs. 67.3 billion in fiscal year 2024 to Rs. 84.8 billion in fiscal year 2025, primarily due to an increase in the average balance of dues from banks, securities purchased with agreement to resell and other interest earning assets during fiscal year 2025. The average balance of dues from banks, securities purchased with agreement to resell and other interest earning assets increased by 19.4 percent from Rs. 1,459.3 billion in fiscal year 2024 to Rs. 1,743.1 billion in fiscal year 2025. The yield on dues from banks, securities purchased with agreement to resell and other interest earning assets increased from 4.6 percent in fiscal year 2024 to 4.9 percent in fiscal year 2025.

Interest Expense

Our interest expense on deposits increased by 25.8 percent from Rs. 997.4 billion in fiscal year 2024 to Rs. 1,254.9 billion in fiscal year 2025. This increase was due to an increase in average interest-bearing deposits and the impact of a full year of post-Transaction merged operations in fiscal year 2025. Average interest-bearing deposits increased by 18.9 percent from Rs. 18,178.8 billion in fiscal year 2024 to Rs. 21,606.2 billion in fiscal year 2025. The average cost of our deposits, including non-interest-bearing deposits, increased from 4.9 percent in fiscal year 2024 to 5.2 percent in fiscal year 2025.

The average balance of our savings account deposits increased from Rs. 5,421.8 billion in fiscal year 2024 to Rs. 5,737.6 billion in fiscal year 2025, and the average balance of our time deposits increased from Rs. 12,757.0 billion in fiscal year 2024 to Rs. 15,868.6 billion in fiscal year 2025. The cost of our time deposits increased from 6.5 percent in fiscal year 2024 to 6.8 percent in fiscal year 2025. The ratio of current and savings accounts to the total deposits of the Bank also reduced from 38 percent to 35 percent, principally due to customers’ preference for time deposits.

Interest expense on our short term borrowings and others decreased by 6.8 percent from Rs. 104.0 billion in fiscal year 2024 to Rs. 97.0 billion in fiscal year 2025, primarily on account of a decrease in the average balance of our short term borrowings and securities sold with agreement to repurchase, which decreased by 21.6 percent from Rs. 1,885.3 billion in fiscal year 2024 to Rs. 1,478.3 billion in fiscal year 2025. This decrease was partially offset by an increase in the cost of our short term borrowings from 5.5 percent in fiscal year 2024 to 6.6 percent in fiscal year 2025. Interest expense on our long term debt increased by 9.0 percent from Rs. 432.5 billion in fiscal year 2024 to Rs. 471.6 billion in fiscal year 2025, primarily on account of an increase in our average balance of long term debt from Rs. 5,388.3 billion in fiscal year 2024 to Rs. 6,331.2 billion in fiscal year 2025, which was partially offset by the cost of our long term debt, which decreased from 8.0 percent in fiscal year 2024 to 7.4 percent in fiscal year 2025.

Provision for Credit Losses

The CECL accounting guidance requires the measurement of our provision for credit losses to be based on our estimate of lifetime expected credit losses inherent in our financial assets measured at amortized cost and certain off-balance sheet credit exposures.

For the purposes of incorporating reasonable and supportable forecasts into the CECL calculation, we have developed models using macroeconomic variables such as GDP, private final consumption expenditure, gross fixed capital formation, among others, and use consensus macro-economic forecasts published by the Centre for Monitoring Indian Economy. The output of our models is appropriately adjusted with additional forward-looking factors, including economic, business and portfolio-specific outlook where required.

Accordingly, the Bank considered a GDP forecast of 4.0 percent for fiscal year 2024 and applied relevant forward-looking overlays for the reporting as of March 31, 2023 to take cognizance of the possibility of a “third wave”. For the March 31, 2024 reporting, the Bank considered a GDP growth forecast of 7.1 percent for fiscal year 2025. For the March 31, 2025 reporting, the Bank considered a GDP growth forecast of 6.5 percent for fiscal year 2026. Global growth slowdown could weigh on exports and domestic manufacturing, while demand from private consumption could also slow down as effects from post-pandemic pent-up demand fade. However, some support to growth can be expected from recovery in the private and government spending on capital expenditure.

In addition to the above judgment and estimates, provision for credit losses is impacted by unanticipated changes in asset quality of portfolio such as increase and decrease in credit or internal risk ratings, or improvement or deterioration in the borrower’s delinquencies or credit scores, all of which have some degree of uncertainty. In fiscal year 2025, the provision for credit losses increased from Rs. 133.1 billion in fiscal year 2024 to Rs. 181.4 billion in fiscal year 2025. The increase was primarily attributable to growth in our retail portfolio and the changes in estimates noted above.

Our provisions for credit losses of our retail loans increased from Rs. 118.9 billion in fiscal year 2024 to Rs. 190.3 billion in fiscal year 2025. The increase in allowances was in our personal loans / credit cards, and other retail segments, primarily due to growth and changes in estimates. Our provisions for wholesale loans decreased from a charge of Rs. 14.2 billion in fiscal year 2024 to a benefit of Rs. 8.9 billion in fiscal year 2025. Our total provision for credit losses as a percentage of gross loans increased from 1.7 percent in fiscal year 2024 to 1.9 percent in fiscal year 2025.

Non-Interest Revenue

Our non-interest revenue increased by 30.9 percent from Rs. 738.9 billion in fiscal year 2024 to Rs. 967.0 billion in fiscal year 2025. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2024		2025		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Fees and commissions	Rs.	280,965.9	Rs.	324,086.5	Rs.	43,120.6	15.3
Net, realized gain/ (loss) and allowance on available for sale debt securities		897.6		6,825.0		5,927.4	660.4
Trading securities gains/(loss), net		41,595.0		43,407.7		1,812.7	4.4
Foreign exchange transactions		15,521.2		38,419.8		22,898.6	147.5
Derivatives gains/(loss), net		18,558.5		37,644.2		19,085.7	102.8
Premium and other operating income from insurance business		381,879.5		498,265.2		116,385.7	30.5
Other, net		(486.8)		18,374.2		18,861.0	(3,874.5)
Total non-interest revenue, net	Rs.	738,930.9	Rs.	967,022.6	Rs.	228,091.7	30.9

Fees and commissions increased by 15.3 percent from Rs. 281.0 billion in fiscal year 2024 to Rs. 324.1 billion in fiscal year 2025, primarily on account of an increase in payments and cards business fees, investment management fees and lending-related fees.

The gain on AFS securities was primarily attributable to realized net profit from the sale of debt securities and Government of India securities. The gain on trading securities was primarily attributable to net gains on mutual funds and equities.

In fiscal year 2024, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 18.4 billion, primarily on account of a gain of Rs. 4.2 billion from forward exchange contracts, Rs. 1.8 billion from interest rate derivatives and Rs. 12.4 billion from currency options and currency swaps. In fiscal year 2025, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 37.7 billion, primarily on account of a gain of Rs. 0.9 billion from forward exchange contracts, Rs. 19.5 billion from interest rate derivatives and Rs. 17.3 billion from currency options, currency swaps and forward rate agreements. Income from foreign exchange transactions amounted to Rs. 15.5 billion during fiscal year 2024 as compared to Rs. 38.4 billion during fiscal year 2025. As a result, income from foreign exchange transactions and derivatives increased from Rs. 34.1 billion in fiscal year 2024 to Rs. 76.1 billion in fiscal year 2025.

Premium and other operating income from insurance business increased by 30.5 percent from Rs. 381.9 billion in fiscal year 2024 (representing nine months of activity post-Transaction) to Rs. 498.3 billion in fiscal year 2025, which pertains to our life insurance business primarily representing income from premiums received from policyholders, net of premiums paid to reinsurers (also referred to as reinsurance ceded). This increase was primarily attributable to growth in new business premiums and higher renewal premiums, reflecting an overall increase in the life insurance business in fiscal year 2025.

Our other non-interest revenue increased by Rs. 18.9 billion from a loss of Rs. 0.5 billion in fiscal year 2024 to Rs. 18.4 billion in fiscal year 2025, primarily due to recognition of gains on sale of loans, reversal of a service tax provision that is no longer required and income from our joint venture.

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Years ended March 31,
	2024		2025		Increase/ (Decrease)		% Increase/ (Decrease)	2024 % of net revenues	2025 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	288,776.0	Rs.	299,251.7	Rs.	10,475.7	3.6	15.6	13.7
Premises and equipment, net		65,131.5		77,733.6		12,602.1	19.3	3.5	3.5
Depreciation and amortization		31,147.3		37,784.1		6,636.8	21.3	1.7	1.7
Administrative and other		281,020.8		292,757.7		11,736.9	4.2	15.2	13.4
Amortization of Intangibles		21,201.0		25,237.2		4,036.2	19.0	1.1	1.2
Claims and benefits paid pertaining to insurance business		381,965.8		532,867.1		150,901.3	39.5	20.6	24.3
Total non-interest expense	Rs.	1,069,242.4	Rs.	1,265,631.4	Rs.	196,389.0	18.4	57.7	57.8
(Surplus) / Deficit in P&L transferred to undistributed policyholders earnings account		(79,169.8)		(62,950.5)		16,219.3	(20.5)	(4.3)	(2.9)

Total non-interest expense increased by 18.4 percent from Rs. 1,069.2 billion in fiscal year 2024 to Rs. 1,265.6 billion in fiscal year 2025. Our net interest revenue after provision for credit losses increased by 9.7 percent from Rs. 1,114.9 billion in fiscal year 2024 to Rs. 1,223.1 billion in fiscal year 2025. Our net revenue increased by 18.1 percent from Rs. 1,853.9 billion in fiscal year 2024 to Rs. 2,190.1 billion in fiscal year 2025. As a result, our non-interest expense as a percentage of our net revenue increased from 57.7 percent in fiscal year 2024 to 57.8 percent in fiscal year 2025.

Salaries and staff benefits increased by 3.6 percent from Rs. 288.8 billion in fiscal year 2024 to Rs. 299.3 billion in fiscal year 2025, primarily attributable to an increase in the number of employees and annual wage revisions. The number of employees of the Bank increased from 213,527 as of March 31, 2024 to 214,521 as of March 31, 2025.

Premises and equipment costs increased by 19.3 percent from Rs. 65.1 billion in fiscal year 2024 (representing nine months of activity post-Transaction) to Rs. 77.7 billion in fiscal year 2025, primarily on account of an increase in our premises and infrastructure costs. Depreciation and amortization expenses increased from Rs. 31.1 billion in fiscal year 2024 to Rs. 37.8 billion in fiscal year 2025, mainly due to the expansion of our branches and branch facilities.

Administrative and other expenses increased by 4.2 percent from Rs. 281.0 billion in fiscal year 2024 to Rs. 292.8 billion in fiscal year 2025, primarily on account of higher card-related costs, expenditure for the purchase of priority sector lending certificates and insurance expenses. As of March 31, 2025, we had 9,455 branches and 21,139 ATMs and CDMs across 4,150 locations, compared to 8,738 branches and 20,938 ATMs and CDMs across 4,065 locations as of March 31, 2024. This increase also led to an overall increase in our non-interest expense.

Amortization of intangibles increased by 19.0 percent from Rs. 21.2 billion in fiscal year 2024 (representing nine months of activity post-Transaction) to Rs. 25.2 billion in fiscal year 2025, primarily pertaining to amortization of value of business acquired, customer relationships and distribution network that was created as a consequence of the Transaction.

Claims and benefits paid pertaining to insurance business increased by 39.5 percent from Rs. 382.0 billion in fiscal year 2024 (representing nine months of activity post-Transaction) to Rs. 532.9 billion in fiscal year 2025, primarily due to an increase in claims and payouts, driven by higher volumes of maturities, surrenders, and death claims as well as increased movement in policyholder liabilities due to overall business growth in fiscal year 2025.

Surplus in P&L transferred to undistributed policyholders earnings account (“UPEA”) decreased by 20.5 percent from Rs. 79.2 billion in fiscal year 2024 (representing nine months of activity post-Transaction) to Rs. 63.0 billion in fiscal year 2025, primarily due to a rise in U.S. GAAP actuarial liabilities in fiscal year 2025. Surplus in P&L transferred to undistributed policyholders earnings account pertains to adjustments under U.S. GAAP. A smaller difference between Indian GAAP and U.S. GAAP actuarial liabilities results in a lower transfer of the current year amount from the P&L to UPEA. This impact was partially offset by an increase in Deferred Acquisition Costs (“DAC”) and the fair value change in Held-for-Trading (“HFT”) securities and a charge on account of amortization of Available for Sale (“AFS”) securities. See Note 2j “Summary of significant accounting policies—Insurance services” in our consolidated financial statements.

Income Tax

Our income tax expense, net of interest earned on income tax refunds, increased by 124.9 percent from Rs. 77.8 billion in fiscal year 2024 to Rs. 175.0 billion in fiscal year 2025. Our annual effective tax rate was 11.0 percent in fiscal year 2024 as compared to 20.3 percent in fiscal year 2025. In fiscal year 2024, the rate was lower primarily due to the recognition of Rs. 80.9 billion of unrecognized tax benefit pertaining to stock-based compensation of earlier years recognized based on favorable orders received. In fiscal year 2025, unrecognized tax benefit of Rs. 16.5 billion, mainly pertaining to the former HDFC Limited, was recognized based on favorable orders received.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscal years 2024 and 2025:

	Year ended March 31,
	2024	2025
	(in percentage)
Effective statutory income tax rate	25.17%	25.17%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	(1.51)	0.17
Special reserve deduction	(0.73)	(0.93)
Interest on income tax refunds	(0.58)	(0.75)
Income subject to rates other than the statutory income tax rate	(0.18)	(0.11)
Remeasurement of deferred taxes for investment in subsidiaries and affiliates	—	(1.34)
Unrecognized tax benefit of earlier years including consequential tax credit pursuant to favorable orders received recognized	(11.46)	(1.92)
Other, net	0.32	0.02
Annual effective income tax rate	11.03%	20.31%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 8.2 percent from Rs. 622.7 billion in fiscal year 2024 to Rs. 673.5 billion in fiscal year 2025.

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

During the year ended March 31, 2024, the Bank successfully completed the Transaction. Accordingly, the figures for fiscal year 2024 reflect the operations of the merged entities for the nine-month period ended March 31, 2024 and hence are not comparable with the figures for fiscal year 2023, which do not reflect the operations of the merged entities. The business combination was accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair value on the acquisition date.

Net Interest Revenue After Provision for Credit Losses

Our net interest revenue after provision for credit losses increased by 32.8 percent from Rs. 839.8 billion in fiscal year 2023 to Rs. 1,114.9 billion in fiscal year 2024. Our net interest margin was 3.8 percent for fiscal year 2024. The following table sets out the components of net interest revenue after provision for credit losses.

	Years ended March 31,
	2023		2024		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions, except percentages)
Interest and dividend revenue:
Loans	Rs.	1,351,818.0	Rs.	2,194,525.5	Rs.	842,707.5	62.3
Available for sale debt securities, trading securities		307,531.3		520,113.1		212,581.8	69.1
Other		30,177.4		67,287.6		37,110.2	123.0
Total interest and dividend revenue		1,689,526.7		2,781,926.2		1,092,399.5	64.7
Interest on deposits		615,108.9		997,405.6		382,296.7	62.2
Interest on short term borrowings		58,142.8		100,181.0		42,038.2	72.3
Interest on long term debt		101,587.8		432,520.3		330,932.5	325.8
Other interest expense		698.7		3,815.9		3,117.2	446.1
Total interest expense		775,538.2		1,533,922.8		758,384.6	97.8
Net interest revenue	Rs.	913,988.5	Rs.	1,248,003.4	Rs.	334,014.9	36.5
Less: Provision for credit losses:
Retail		86,920.2		118,900.0		31,979.8	36.8
Wholesale		(12,706.4)		14,163.1		26,869.5	(211.5)
Total	Rs.	74,213.8	Rs.	133,063.1	Rs.	58,849.3	79.3
Net interest revenue after provision for credit losses	Rs.	839,774.7	Rs.	1,114,940.3	Rs.	275,165.6	32.8

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

Interest Expense

Our interest expense on deposits increased by 62.2 percent from Rs. 615.1 billion in fiscal year 2023 to Rs. 997.4 billion in fiscal year 2024. This increase was due to an increase in average interest-bearing deposits, which increased by 28.5 percent from Rs. 14,149.6 billion in fiscal year 2023 to Rs. 18,178.8 billion in fiscal year 2024. On the date of completion of the Transaction, our interest-bearing deposits increased by Rs. 1,571.2 billion. The average cost of our deposits, including non-interest-bearing deposits, increased from 3.8 percent in fiscal year 2023 to 4.9 percent in fiscal year 2024.

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

Provision for Credit Losses

The CECL accounting guidance requires the measurement of our provision for credit losses to be based on our estimate of lifetime expected credit losses inherent in our financial assets measured at amortized cost and certain off-balance sheet credit exposures.

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

Our provisions for credit losses of our retail loans increased from Rs. 86.9 billion in fiscal year 2023 to Rs. 118.9 billion in fiscal year 2024. The increase in allowances was in our personal loans / credit cards, housing loan and other retail segments, partially offset by a decrease in retail business banking segments. Our provisions for wholesale loans increased from benefit of Rs. 12.7 billion in fiscal year 2023 to a charge of Rs. 14.2 billion in fiscal year 2024. Our total provision for credit losses as a percentage of gross loans decreased from 2.1 percent in fiscal year 2023 to 1.7 percent in fiscal year 2024.

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

Total non-interest expense increased by 128.1 percent from Rs. 468.8 billion in fiscal year 2023 to Rs. 1,069.2 billion in fiscal year 2024, including expenses relating to claims and benefits paid pertaining to our insurance business of Rs. 382.0 billion and other acquired subsidiaries following completion of the Transaction. Our net interest revenue after provision for credit losses increased by 32.8 percent from Rs. 839.8 billion in fiscal year 2023 to Rs. 1,114.9 billion in fiscal year 2024. Our net revenue increased by 63.9 percent from Rs. 1,131.2 billion in fiscal year 2023 to Rs. 1,853.9 billion in fiscal year 2024. As a result, our non-interest expense as a percentage of our net revenue increased from 41.4 percent in fiscal year 2023 to 57.7 percent in fiscal year 2024.

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

Administrative and other expenses increased by 40.2 percent from Rs. 200.5 billion in fiscal year 2023 to Rs. 281.0 billion in fiscal year 2024, primarily on account of higher card-related costs, collection/servicing cost, expenditure for the purchase of priority sector lending certificates, insurance expenses and expense of HDFC Limited and its subsidiaries following the completion of the Transaction. As of March 31, 2024, we had 8,738 branches and 20,938 ATMs and CDMs across 4,065 locations, compared to 7,821 branches and 19,727 ATMs and CDMs across 3,811 locations as of March 31, 2023. This increase also led to an overall increase in our non-interest expense.

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

Surplus in P&L of Rs. 79.2 billion transferred to undistributed policyholders earnings account pertains to adjustments under U.S. GAAP. See Note 2j “Summary of significant accounting policies – Insurance services” in our consolidated financial statements.

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

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscal years 2023 and 2024:

	Year ended March 31,
	2023	2024
	(in percentage)
Effective statutory income tax rate	25.17%	25.17%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Stock-based compensation (net of forfeitures)	0.25	(1.51)
Special reserve deduction	—	(0.73)
Interest on income tax refunds	(0.33)	(0.58)
Income subject to rates other than the statutory income tax rate	—	(0.18)
Unrecognized tax benefit of earlier years including consequential tax credit pursuant to favorable orders received recognized	—	(11.46)
Other, net	(0.01)	0.32
Annual effective income tax rate	25.08%	11.03%

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

The following table sets forth our cash flows from operating activities, investing activities and financing activities in a condensed format. We have aggregated certain line items set forth in the cash flow statement that are part of our financial statements included elsewhere in this report in order to facilitate an understanding of significant trends in our business.

	Years ended March 31,
	2023		2024		2025
	(in millions)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	496,264.4	Rs.	627,631.9	Rs.	686,531.3
Non-cash adjustments to net income		137,402.1		193,371.1		340,502.7
Net change in other assets and liabilities		(156,465.9)		201,319.4		168,583.4
Net cash provided by operating activities	Rs.	477,200.6	Rs.	1,022,322.4	Rs.	1,195,617.4
Cash Flows from Investing Activities:
Net change in term placements		(498,561.2)	Rs.	(353,054.8)	Rs.	102,999.7
Net change in investments		(564,821.7)		(848,038.4)		(1,490,912.5)
Net change in repurchase agreements and reverse repurchase agreements		(234,067.0)		519,749.7		(242,383.4)
Proceeds from loans securitized		—		—		346,696.1
Loans purchased net of repayments		(188,511.6)		(64,176.4)		908.9
Increase in loans originated, net of principal collections		(2,864,884.7)		(3,104,884.4)		(2,306,431.8)
Net additions to property and equipment		(43,193.5)		(52,304.1)		(65,418.2)
Proceeds from disposal of business		—		95,006.7		—
Net cash received on acquisition of HDFC Limited		—		54,793.7		—
Activity in equity securities, net		1,256.7		80,343.8		(61,515.4)
Net cash used in investing activities	Rs.	(4,392,783.0)	Rs.	(3,672,564.2)	Rs.	(3,716,056.6)
Cash Flows from Financing Activities:
Net increase in deposits	Rs.	3,224,774.3	Rs.	3,368,161.6	Rs.	3,323,247.6
Net increase (decrease) in short term borrowings		535,729.9		222,250.1		(13,437.3)
Proceeds from issuance of shares by subsidiaries to non-controlling interest		822.7		3,641.4		6,006.3
Net increase (decrease) in long term debt		464,819.5		(244,522.7)		(801,874.5)
Proceeds from issuance of equity shares for options and warrants exercised		34,158.3		84,425.4		63,465.0
Payment of dividends		(86,394.3)		(86,617.1)		(158,058.1)
Net cash provided by financing activities	Rs.	4,173,910.4	Rs.	3,347,338.7	Rs.	2,419,349.0
Effect of exchange rate changes on cash and due from banks, and restricted cash	Rs.	7,036.1	Rs.	1,539.3	Rs.	(2,011.4)
Net change in cash and due from banks, and restricted cash	Rs.	265,364.1	Rs.	698,636.2	Rs.	(103,101.6)
Cash and due from banks, and restricted cash, beginning of year	Rs.	1,122,031.1	Rs.	1,387,395.2	Rs.	2,086,031.4
Cash and due from banks, and restricted cash, end of year	Rs.	1,387,395.2	Rs.	2,086,031.4	Rs.	1,982,929.8

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

Cash Flows from Operating Activities

Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities increased from Rs. 1,022.3 billion in fiscal year 2024 to Rs. 1,195.6 billion in fiscal year 2025, mainly due to higher cash flows in fiscal year 2025 as compared to fiscal year 2024. This was largely a result of an increase in our net income offset by a decrease in net change in other assets and liabilities in fiscal year 2025 compared to fiscal year 2024, mainly on account of an increase in our investments held for trading in fiscal year 2025 and on account of movements in policyholder funds.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. Net cash flows used for loan origination and purchase, net of principal collections and repayments, decreased from Rs. 3,169.1 billion in fiscal year 2024 to Rs. 2,305.5 billion in fiscal year 2025, largely on account of a lesser increase in both retail and wholesale loan portfolios in fiscal year 2025 as compared to fiscal year 2024. In addition, cash flow from loans securitized was Rs. 346.7 billion in fiscal year 2025, which pertained to housing loans sold under securitization transactions. Net cash flows used due to net change in investments was Rs. 1,490.9 billion in fiscal year 2025, primarily on account of an increase in our available-for-sale government securities. Net cash flows from repurchase and reverse repurchase agreements aggregated to Rs. 519.7 billion in fiscal year 2024 compared to net cash flows used in repurchase and reverse repurchase agreements aggregating to Rs. 242.4 billion in fiscal year 2025. Net cash flow used in term placement was Rs. 353.1 billion in fiscal year 2024 compared to net cash flow from term placement of Rs. 103.0 billion in fiscal year 2025.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Net cash flow from deposits was Rs. 3,368.2 billion in fiscal year 2024 and Rs. 3,323.2 billion in fiscal year 2025, largely on account of lesser growth in our deposits in fiscal year 2025 compared to fiscal year 2024. Our total deposits increased by 14.1 percent from Rs. 23,768.2 billion in fiscal year 2024 to Rs. 27,111.0 billion in fiscal year 2025. This increase was primarily attributable to growth in our time deposits. Net cash flow from time deposits was Rs. 2,988.7 billion and that from savings account deposits and from non-interest-bearing current account deposits was Rs. 317.3 billion and Rs. 36.8 billion respectively. Savings account deposits at Rs. 6,304.7 billion and current account deposits at Rs. 3,116.6 billion accounted for 34.8 percent of our total deposits as of March 31, 2025. Net cash flow from short term borrowings was from Rs. 222.3 billion in fiscal year 2024 compared to net cash flow used for short term borrowings of Rs. 13.4 billion in fiscal year 2025. Our short term borrowings decreased by Rs. 7.7 billion from Rs. 1,313.7 billion in fiscal year 2024 to Rs. 1,306.0 billion in fiscal year 2025. Net cash flow used for repayment of long term debt was Rs. 244.5 billion in fiscal year 2024 and Rs. 801.9 billion in fiscal year 2025. Our long term debt decreased by 11.8 percent from Rs. 6,648.8 billion in fiscal year 2024 to Rs. 5,866.2 billion in fiscal year 2025. Long term borrowings are primarily comprised of subordinated debt and other long term debt. Of our total long term debt of Rs. 5,866.2 billion, Rs. 137.6 billion is perpetual debt and Rs. 5,728.6 billion pertains to other long term debt. Of our total other long term debt, Rs. 1,466.5 billion will mature by fiscal year 2026, Rs. 1,646.2 billion between fiscal year 2027 and fiscal year 2028, Rs. 943.7 billion between fiscal year 2029 and fiscal year 2030 and Rs. 1,672.2 billion beyond fiscal year 2030.

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

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. Net cash flows used for loan origination and purchase, net of principal collections and repayments, increased from Rs. 3,053.4 billion in fiscal year 2023 to Rs. 3,169.1 billion in fiscal year 2024, largely on account of an increase in retail and wholesale loan portfolios in fiscal year 2024 as compared to fiscal year 2023. Net cash flows used due to net change in investments was Rs. 848.0 billion in fiscal year 2024, primarily on account of an increase in our available-for-sale government securities, partially offset by a decrease in our investments in deposit substitutes. Net cash flows used in repurchase and reverse repurchase agreements aggregated to Rs. 234.1 billion in fiscal year 2023 compared to net cash flows from repurchase and reverse repurchase agreements aggregating to Rs. 519.7 billion in fiscal year 2024. Net cash flow used in term placement decreased from Rs. 498.6 billion in fiscal year 2023 to Rs. 353.1 billion in fiscal year 2024.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Net cash flow from deposits was Rs. 3,224.8 billion in fiscal year 2023 and Rs. 3,368.2 billion in fiscal year 2024, largely on account of growth in our deposits. Our total deposits increased by 26.2 percent from Rs. 18,826.6 billion in fiscal year 2023 to Rs. 23,768.2 billion in fiscal year 2024 which includes deposits of Rs. 1,571.2 billion acquired on the date of the Transaction. This increase was primarily attributable to growth in our time deposits and current account deposits. Net cash flow from time deposits was Rs. 2,655.1 billion and that from savings account deposits and from non-interest-bearing current account deposits was Rs. 362.5 billion and Rs. 350.6 billion respectively. Savings account deposits at Rs. 5,987.4 billion and current account deposits at Rs. 3,079.8 billion accounted for 38.1 percent of our total deposits as of March 31, 2024. Net cash flow from short term borrowings was from Rs. 535.7 billion in fiscal year 2023 and Rs. 222.3 billion in fiscal year 2024. Our short term borrowings increased by Rs. 223.8 billion from Rs. 1,089.9 billion in fiscal year 2023 to Rs. 1,313.7 billion in fiscal year 2024. Net cash flow from long term debt was Rs. 464.8 billion in fiscal year 2023 compared to net cash flow used of Rs. 244.5 billion in fiscal year 2024 on account of repayment of long term borrowings. Our long term debt increased by 223.6 percent from Rs. 2,054.4 billion in fiscal year 2023 to Rs. 6,648.8 billion in fiscal year 2024. On the date of completion of the Transaction, our borrowings increased by Rs. 4,977.2 billion. Short term borrowings are mainly comprised of money market borrowings which are unsecured and are utilized for our treasury operations. Long term borrowings are primarily comprised of subordinated debt and other long term debt. Of our total long term debt of Rs. 6,648.8 billion, Rs. 130.4 billion is perpetual debt and Rs. 6,518.4 billion pertains to other long term debt. Of our total other long term debt Rs. 706.8 billion will mature by fiscal year 2025, Rs. 2,961.6 billion between fiscal year 2026 and fiscal year 2027, Rs. 880.5 billion between fiscal year 2028 and fiscal year 2029 and Rs. 1,969.5 billion beyond fiscal year 2029.

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2024 and March 31, 2025:

	As of March 31,
	2024		2025		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions except percentages)
Cash and due from banks, and restricted cash	Rs.	2,086,031.4	Rs.	1,982,929.8	Rs.	(103,101.6)	(4.9)
Investments held for trading		461,245.3		625,388.5		164,143.2	35.6
Investments available for sale debt securities		8,295,487.1		9,910,174.3		1,614,687.2	19.5
Securities purchased under agreements to resell		34,178.3		349,210.7		315,032.4	921.7
Loans, net		26,335,700.9		28,102,981.8		1,767,280.9	6.7
Accrued interest receivable		249,644.5		322,788.9		73,144.4	29.3
Property and equipment, net		147,030.4		172,437.9		25,407.5	17.3
Intangible assets, net		1,396,117.2		1,370,880.0		(25,237.2)	(1.8)
Goodwill		1,629,510.3		1,629,510.3		0.0	0.0
Other assets		2,528,211.3		2,705,087.5		176,876.2	7.0
Separate account assets		955,416.3		1,016,281.4		60,865.1	6.4
Total assets	Rs.	44,118,573.0	Rs.	48,187,671.1	Rs.	4,069,098.1	9.2

Our total assets increased by 9.2 percent from Rs. 44,118.6 billion as of March 31, 2024 to Rs. 48,187.7 billion as of March 31, 2025. Our cash and due from banks, and restricted cash decreased by 4.9 percent from Rs. 2,086.0 billion as of March 31, 2024 to Rs. 1,982.9 billion as of March 31, 2025, primarily on account of net cash used in our investing activities partially offset by net cash provided by our operating and financing activities. Cash and due from banks, and restricted cash is comprised of cash and balances due from banks. We are also required to maintain cash balances with the RBI to meet our cash reserve ratio requirement. Banks in India, including us, are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system. We have classified the cash reserve maintained with the RBI as restricted cash.

Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from the date of purchase. Investments held for trading increased by 35.6 percent from Rs. 461.2 billion as of March 31, 2024 to Rs. 625.4 billion as of March 31, 2025, primarily on account of an increase in our investments in government securities, corporate bonds and equity securities, partially offset by a decrease in units of mutual funds.

Investments AFS debt securities increased by 19.5 percent primarily on account of an increase in our government securities and corporate bonds.

Securities purchased under agreements to resell increased by 921.7 percent from Rs. 34.2 billion as of March 31, 2024 to Rs. 349.2 billion as of March 31, 2025, primarily on account of an increase in securities purchased under reverse repurchase transactions.

Net loans increased by 6.7 percent on account of an increase in our retail loan portfolios, partially offset by a decrease in our wholesale loan portfolios. Our gross retail loan portfolio increased by 9.9 percent from Rs. 19,590.4 billion as of March 31, 2024 to Rs. 21,531.6 billion as of March 31, 2025. The growth in retail loans was primarily across the retail business banking, personal loans / credit cards and commercial vehicle and construction equipment finance. Our gross wholesale loan book decreased by 1.3 percent from Rs. 7,202.6 billion as of March 31, 2024 to Rs. 7,107.2 billion as of March 31, 2025. We continued to reduce the volume of our loans as compared to our deposits, which had increased as a result of the Transaction. Our provision for credit losses increased from Rs. 344.7 billion as of March 31, 2024 to Rs. 436.1 billion as of March 31, 2025 for our retail loans, due to volume growth and changes in our estimates, and decreased from Rs. 112.6 billion for our wholesale loans as of March 31, 2024 to Rs. 99.7 billion for our wholesale loans as of March 31, 2025.

Accrued interest receivable increased by 29.3 percent from Rs. 249.6 billion as of March 31, 2024 to Rs. 322.8 billion as of March 31, 2025, primarily on account of an increase in our loans and investment securities.

Our property and equipment increased by Rs. 25.4 billion. We added 917 branches and 1,211 ATMs and CDMs in fiscal year 2024, including those acquired in the Transaction, and 717 branches and 201 ATMs and CDMs in fiscal year 2025.

In the Transaction, we acquired intangible assets, namely, Brand, Investment Management Contract, Value of Business Acquired (“VOBA”), Distribution Network, Customer Relationship and Transferable Development Rights. All intangible assets except Brand and Investment Management Contract are definite-lived and are subject to amortization. Intangible assets decreased from Rs. 1,396.1 billion as of March 31, 2024 to Rs. 1,370.9 billion as of March 31, 2025 on account of amortization.

Goodwill represents the premium paid over the fair value of the net tangible and intangible assets acquired in business combinations. Out of the total goodwill of Rs. 1,629.5 billion, goodwill of Rs. 74.9 billion pertains to our acquisition of CBoP during fiscal year 2009 and Rs. 1,554.6 billion pertains to the acquisition of HDFC Limited and its subsidiaries during fiscal year 2024. The goodwill arising from the business combination is tested on an annual basis for impairment. The said goodwill has not been impaired as of March 31, 2025 and has been carried forward at the same value as the value at the acquisition date.

Other assets increased by 7.0 percent from Rs. 2,528.2 billion as of March 31, 2024 to Rs. 2,705.1 billion as of March 31, 2025 primarily due to an increase in derivatives from Rs. 109.0 billion in fiscal year 2024 to Rs. 179.8 billion in fiscal year 2025 and deferred acquisition assets from Rs. 60.5 billion in fiscal year 2024 to Rs. 148.2 billion in fiscal year 2025, partially offset by a decline in placements with financial institutions. Other assets include a right-of-use asset of Rs. 121.3 billion as of March 31, 2024 and Rs. 142.3 billion as of March 31, 2025, related to our future lease payments as a lessee under operating leases as of March 31, 2025, and an investment in equity and affiliates of Rs. 381.9 billion.

Separate account assets increased by 6.4 percent from Rs. 955.4 billion as of March 31, 2024 to Rs. 1,016.3 billion as of March 31, 2025. Separate account assets pertain to our insurance business and represent segregated funds that are invested for certain unit-linked life and pension policyholders.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2024 and March 31, 2025:

	As of March 31,
	2024	2025	Increase/ (Decrease)	% Increase/ (Decrease)
	(in millions, except percentages)
Liabilities
Interest-bearing deposits	Rs. 20,688,406.2	Rs. 23,994,357.2	Rs.3,305,951.0	16.0
Non-interest-bearing deposits	3,079,829.4	3,116,596.7	36,767.3	1.2
Total deposits	23,768,235.6	27,110,953.9	3,342,718.3	14.1
Securities sold under repurchase agreements	56,541.0	129,190.0	72,649.0	128.5
Short term borrowings	1,313,737.1	1,306,013.1	(7,724.0)	(0.6)
Accrued interest payable	238,638.8	258,311.8	19,673.0	8.2
Long term debt	6,648,772.0	5,866,163.2	(782,608.8)	(11.8)
Accrued expenses and other liabilities	1,295,002.8	1,457,948.6	162,945.8	12.6
Separate account liabilities	955,416.3	1,016,281.4	60,865.1	6.4
Liabilities on policies in force	1,763,979.1	2,180,964.3	416,985.2	23.6
Undistributed Policyholders Earnings Account	192,067.5	238,953.8	46,886.3	24.4
Total liabilities	36,232,390.2	39,564,780.1	3,332,389.9	9.2
Non-controlling interest in subsidiaries	938,855.4	945,999.6	7,144.2	0.8
HDFC Bank Limited shareholders’ equity	6,947,327.4	7,676,891.4	729,564.0	10.5
Total liabilities and shareholders’ equity	Rs.44,118,573.0	Rs.48,187,671.1	Rs. 4,069,098.1	9.2

Our total liabilities increased by 9.2 percent from Rs. 36,232.4 billion as of March 31, 2024 to Rs. 39,564.8 billion as of March 31, 2025. This increase was primarily attributable to growth in our deposits. The increase in our interest-bearing deposits was on account of an increase in time deposits and savings deposits. Time deposits increased by 20.3 percent from Rs. 14,701.0 billion as of March 31, 2024 to Rs. 17,689.7 billion as of March 31, 2025. Savings account deposits increased by 5.3 percent from Rs. 5,987.4 billion as of March 31, 2024 to Rs. 6,304.7 billion as of March 31, 2025. Our non-interest-bearing current account deposits increased by 1.2 percent from Rs. 3,079.8 billion as of March 31, 2024 to Rs. 3,116.6 billion as of March 31, 2025.

Securities sold under repurchase agreements increased by 128.5 percent from Rs. 56.5 billion as of March 31, 2024 to Rs. 129.2 billion as of March 31, 2025, primarily on account of an increase in borrowings under repurchase transactions (including tri-party repo) and transactions under the Liquidity Adjustment Facility.

Most of our funding requirements are met through short term and medium term funding sources. Of our total non-equity sources of funding, primarily comprised of deposits and borrowings, deposits accounted for 68.5 percent, short-term borrowings accounted for 3.3 percent and long-term debt accounted for 14.8 percent as of March 31, 2025. Our short term borrowings, comprised primarily of money market borrowings, decreased by Rs. 7.7 billion from Rs. 1,313.7 billion as of March 31, 2024 to Rs. 1,306.0 billion as of March 31, 2025. Our long term debt decreased by 11.8 percent from Rs. 6,648.8 billion in fiscal year 2024 to Rs. 5,866.2 billion in fiscal year 2025.

Accrued interest payable increased by Rs. 19.7 billion from Rs. 238.6 billion as of March 31, 2024 to Rs. 258.3 billion as of March 31, 2025. This increase was primarily on account of an increase in interest accrued on our interest-bearing deposits and borrowings.

Accrued expenses and other liabilities increased by 12.6 percent from Rs. 1,295.0 billion as of March 31, 2024 to Rs. 1,457.9 billion as of March 31, 2025, primarily on account of an increase in derivatives, deferred tax, and accrued expenses, partially offset by a decrease in remittances in transit. Accrued expenses and other liabilities include lease liabilities of Rs. 131.0 billion as of March 31, 2024 and Rs. 153.9 billion as of March 31, 2025 related to our future lease payments as a lessee under operating leases. Accrued expenses and other liabilities include our provision for credit losses on our off-balance sheet credit exposures and undrawn commitments, aggregating to Rs. 7.2 billion as of March 31, 2024 and Rs. 9.5 billion as of March 31, 2025.

Separate account liabilities increased by 6.4 percent from Rs. 955.4 billion as of March 31, 2024 to Rs. 1,016.3 billion as of March 31, 2025. Separate account liabilities pertain to our insurance business and primarily represent the policyholders’ account balances in separate account assets and will be equal and offsetting to total separate account assets. Liabilities on policies in force pertains to our insurance business, and has increased by 23.6 percent from Rs. 1,764.0 billion as of March 31, 2024 to Rs. 2,181.0 billion as of March 31, 2025. Undistributed Policyholders Earnings Account increased by 24.4 percent from Rs. 192.1 billion as of March 31, 2024 to Rs. 239.0 billion as of March 31, 2025 and is created/recognized to account for any surplus/deficit arising on policyholders’ adjustments under U.S. GAAP. See also Note 21 “Insurance services” in our consolidated financial statements.

Shareholders’ equity increased upon the exercise of 55,311,012 stock options by employees, and an increase in our retained earnings. One ADS continues to represent three equity shares.

Capital

We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. The RBI issued detailed guidelines for implementation of Basel III capital regulations in May 2012, with effect from April 1, 2013. The RBI generally issues and updates the master circular on “Basel III Capital Regulations” consolidating all relevant guidelines on Basel III, with the most recent Master Circular being issued on May 12, 2023. We are required to maintain a minimum Common Equity Tier I ratio of 8.2 percent, a minimum total Tier I capital ratio of 9.7 percent and a minimum total capital ratio of 11.7 percent (each including capital conservation buffer and additional capital applicable to us as a D-SIB) as of March 31, 2025. With effect from April 1, 2025, additional capital applicable to us as a D-SIB has increased from 0.20 percent to 0.40 percent. Accordingly, the revised minimum capital ratio is 11.9 percent.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under Basel III as of March 31, 2024 and March 31, 2025 are as follows:

	As of March 31,
	2024		2025		2025
	(in millions, except percentages)
Tier I capital	Rs.	4,142,813.2	Rs.	4,704,669.1	US$	55,070.5
Tier II capital		497,215.0		495,756.1		5,803.1
Total capital	Rs.	4,640,028.2	Rs.	5,200,425.2	US$	60,873.6
Total risk weighted assets	Rs.	24,680,280.6	Rs.	26,600,038.9	US$	311,366.5
Capital ratios of the Bank:
Common Equity Tier I		16.30%		17.23%		17.23%
Tier I		16.79%		17.69%		17.69%
Total capital		18.80%		19.55%		19.55%
Minimum capital ratios required by the RBI:*
Tier I		9.70%		9.70%		9.70%
Total capital		11.70%		11.70%		11.70%

*	The Tier I and Total capital ratios include a capital conservation buffer and additional capital applicable to us as a D-SIB.

Capital Expenditure and Divestitures

Our capital expenditure consists principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. Our capital expenditure was Rs. 43.2 billion in fiscal year 2023, Rs. 52.3 billion in fiscal year 2024 and Rs. 65.4 billion in fiscal year 2025. We have current plans for capital expenditures of approximately Rs. 69.9 billion in fiscal year 2026. Our budgeted capital expenditure is primarily to expand our branch and ATM network, to upgrade and expand our hardware, data center, network and other systems, to add new equipment in and expand our existing premises and to relocate our branches and back-offices. We believe that our capital and free reserves are sufficient to fund our capital expenditure needs. We may use these budgeted amounts for other purposes depending on, among other factors, the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts. See also “Risk Factors—Economic and Political Risks—A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.” and “Risk Factors—Economic and Political Risks—Financial and political instability in other countries may cause increased volatility in the Indian financial market.”

As directed by the RBI in connection with the Transaction, certain divestments have been undertaken or are in the process of being undertaken. In particular: (i) we divested 140,172,180 equity shares of HDFC Credila to Kopvoorn B.V., Moss Investments Limited, Defati Investments Holding B.V. and Infinity Partners for a total consideration of Rs. 95.5 billion; and (ii) we completed the sale process to fully divest HDFC Edu in two stages, on October 18, 2024 and on December 20, 2024 (see “Business—About Our Bank”). HDFC Credila and HDFC Edu are former Indian subsidiaries of HDFC Limited that became our subsidiaries upon completion of the Transaction on July 1, 2023. Separately, as part of updated regulations relating to NBFCs issued in 2021, the RBI has mandated the listing of so-called “upper-layer” NBFCs within three years of such designation. As a result, HDBFSL undertook an IPO pursuant to which its equity shares were listed on the BSE and the NSE on July 2, 2025. As part of the IPO, we sold equity shares of HDBFSL aggregating to Rs. 100 billion and HDBFSL raised funds amounting to Rs. 25 billion. Following the IPO, we hold 74.7 percent of the outstanding equity share capital of HDBFSL and HDBFSL continues to be a subsidiary of the Bank, in compliance with the provisions of the applicable regulations. See “Risk Factors—Risks Relating to Our Business—We may be unable to fully capture the expected value from acquisitions and divestments, which could materially and adversely affect our business, results of operations and financial condition.”

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

The following table presents the aggregate notional principal amounts of our outstanding forward exchange and derivative contracts as of March 31, 2025, together with the fair values on each reporting date:

	As of March 31, 2025
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(in millions)
Interest rate derivatives	Rs.	10,191,133.7	Rs.	58,654.3	Rs.	48,979.2	Rs.	9,675.1	US$	119,292.2	US$	113.3
Forward rate agreements		615,831.9		15,507.0		5,676.8		9,830.2		7,208.6		115.1
Currency options		291,621.4		1,065.3		1,332.6		(267.3)		3,413.6		(3.1)
Currency swaps		462,773.9		19,180.2		4,360.8		14,819.4		5,417.0		173.5
Forward exchange contracts		12,934,924.7		85,405.6		83,216.7		2,188.9		151,409.6		25.6
Total	Rs.	24,496,285.6	Rs.	179,812.4	Rs.	143,566.1	Rs.	36,246.3	US$	286,741.0	US$	424.4

We have not designated the above derivative contracts as accounting hedges and accordingly the contracts are recorded at fair value on the balance sheet with subsequent changes in fair value recorded in earnings.

For the interest rate structure of financial instruments related to foreign currency borrowings, see Notes 16 “Deposits” and 17 “Short-term borrowings” in the consolidated financial statements.

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

	As of March 31,
	2024		2025		2025
	(in millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	610,381.3	Rs.	714,278.7	US$	8,361.0
Performance guarantees		653,452.8		781,152.1		9,143.8
Documentary credits		710,083.8		966,848.7		11,317.4
Total	Rs.	1,973,917.9	Rs.	2,462,279.5	US$	28,822.2

Guarantees and documentary credits outstanding increased by 24.7 percent from Rs. 1,973.9 billion as of March 31, 2024 to Rs. 2,462.3 billion as of March 31, 2025, principally due to growth in our trade finance business.

Undrawn Commitments

Our undrawn commitments in respect of loans and financing provided to customers aggregated to Rs. 1,175.5 billion and Rs. 1,222.2 billion (US$ 14.3 billion) as of March 31, 2024 and March 31, 2025, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time we have the unilateral right to decline to make the loan. If we were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, we have unconditional cancellable commitments aggregating to Rs. 9,108.6 billion and Rs. 10,335.6 billion (US$ 121.0 billion) as of March 31, 2024 and March 31, 2025, respectively. See also Note 26 “Financial Instruments” in our consolidated financial statements.

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

The residual maturities of the above commitments as of March 31, 2025 are set forth in the following table:

	Amount of Commitment Expiration Per Period, as of March 31, 2025
	Total Amounts Committed(1)		Up to 1 Year		1-3 Years		3-5 Years		Over 5 Years
	(in millions)
Documentary credits	Rs.	966,848.7	Rs.	846,461.3	Rs.	118,671.7	Rs.	1,347.9	Rs.	367.8
Guarantees		1,495,430.8		1,049,132.5		322,610.9		81,222.0		42,465.4
Forward exchange and derivative contracts		24,496,285.6		16,972,856.1		3,297,323.8		3,269,916.3		956,189.4
Total	Rs.	26,958,565.1	Rs.	18,868,449.9	Rs.	3,738,606.4	Rs.	3,352,486.2	Rs.	999,022.6

(1)	Denotes nominal values of documentary credits and guarantees and notional principal amounts of forward exchange and derivative contracts.

Extent of Dependence on Single Customer Exposures

Our exposures to our 10 largest borrowers as of March 31, 2025, based on the higher of the outstanding balances of or limits on, funded and non-funded exposures, were as follows. None of these exposures was impaired as of March 31, 2025:

	March 31, 2025
	Borrower Industry	Funded Exposure	Non-Funded Exposure	Total Exposure	Total Exposure
	(in millions)
Borrower 1	Power	Rs.263,155.5	Rs.2,000.0	Rs.265,155.5	US$	3,103.8
Borrower 2	NBFC	234,939.9	—	234,939.9		2,750.1
Borrower 3	Telecom	227,914.3	200.0	228,114.3		2,670.2
Borrower 4	NBFC	225,131.7	—	225,131.7		2,635.3
Borrower 5	NBFC	205,523.2	1,702.3	207,225.5		2,425.7
Borrower 6	Coal & Petroleum Products	91,969.7	90,952.8	182,922.5		2,141.2
Borrower 7	NBFC	176,019.5	12.5	176,032.0		2,060.5
Borrower 8	Retail Trade	168,639.0	5,172.1	173,811.1		2,034.5
Borrower 9	Coal & Petroleum Products	63,492.5	101,444.6	164,937.1		1,930.7
Borrower 10	Banks	153,855.0	1,027.6	154,882.6		1,813.0

Of the total exposure to these 10 borrowers, approximately 38.9 percent was secured by collateral.

In June 2019, the RBI issued the revised Large Exposures Framework, which aims to align the exposure norms for Indian banks with BCBS standards. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Large Exposures Framework”. The framework defines “large exposures” and governs banks’ exposures to counterparties. The framework prescribes that the sum of all exposure values of a bank to a single counterparty must not be higher than 20.0 percent of the bank’s available eligible capital base at all times, and that to a group of connected counterparties must not be higher than 25.0 percent of the bank’s available eligible capital base. Tier I capital fulfilling the criteria mentioned in the Basel III guidelines issued by the RBI is required to be considered as eligible capital base for this purpose. As of March 31, 2025, of our exposure to 10 largest borrowers, exposure to one borrower was equal to or more than 5.0 percent of our eligible capital base under this framework and was mainly comprised of large credit facilities to these borrowers. There were no exposures that exceeded the regulatory ceiling established by the RBI.

Cross-border Exposures

The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business, we have both direct and indirect exposure to risks related to counterparties and entities in foreign countries. We monitor such cross-border exposures on an ongoing basis. As of March 31, 2025, our aggregate country risk exposure was 2.2 percent of our total assets, and our net funded exposure to any other country did not exceed 1 percent of our total assets as per the said guidelines.

Cybersecurity
Risk management and strategy
The Bank offers internet banking, among other services to its customers. The internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards online, requesting account statements and requesting check books. The Bank is therefore exposed to various cybersecurity threats related to these services or to other sensitive information, with threats including (a) phishing and trojans targeting its customers, (b) hacking, whereby attackers may hack the Bank’s website with the primary intention of causing reputational damage by disrupting services, (c) data theft whereby cyber criminals attempt to intrude into the Bank’s network with the intention of stealing data or information or to extort money and (d) data leakage, whereby sensitive internal bank data or customer information is inappropriately disclosed by parties entitled to access it.
The Bank is certified under ISO 27001 and PCI DSS standards. The Bank has implemented various measures to mitigate risks that emanate from offering online banking to its customers. These are briefly enumerated below:

a)	Phishing: We identify phishing sites and trojans targeting our customers and once identified, these sites are taken down.

b)
Our practice is to send awareness mails to our customers, to educate them about phishing and the measures they should take to protect themselves from falling victim to it. We launched the Vigil Aunty (“VA”) initiative, which encourages people across the country to practice safe banking habits. The customers are guided on safe banking do’s and don’ts via the adopted cast of VA. VA has her own WhatsApp number to connect with customers. In addition, customer ecommerce transactions and card transactions are continuously monitored.

c)
Hacking and Data Theft: We have implemented a network firewall, a web application firewall and an intrusion prevention system at the perimeter of our network, in order to block any attempts made to hack or breach our network.

We have also made significant advancements to further consolidate cyber security through initiatives such as the following:

•
Next-generation Cybersecurity Operations Center (“CSOC”)
has brought in significant advancements to improve the overall cyber security posture of the Bank by deploying predictive and proactive security monitoring of Bank IT infrastructure and applications. CSOC operates 24/7/365 to detect and remediate attempts made to breach the Bank’s technology landscape. We have developed an Incident Management Procedure (“IM”), Cyber Security Policy (“CSP”) and Cyber Crisis Management Plan (“CCMP”) that aims to ensure that relevant stakeholders are aware of their roles in the event of any incident. The Bank also carries out “table-top exercises” to test our incident response readiness. Key initiatives covered as a part of the Next Generation CSOC of the Bank are listed below:

i)
AI Powered Security Monitoring: Deployment of a next generation security incident event management (“SIEM”) solution augmented by artificial intelligence (“AI”) and machine learning (“ML”) capabilities along with strong User Entity Behavioral Analysis (“UEBA”) functionalities and built-in threat modelling. This helps in proactively identifying and addressing several potential threats before they proliferate.

ii)
Security Orchestration, Automation & Response (“SOAR”) to reduce incident response times by enabling automated triaging for better control, visibility, and preparedness against sophisticated attacks like ransomware.

iii)
Threat intelligence feeds and indicators of compromise received from government agencies, service providers and dark web monitoring vendors are logged in the security technologies deployed in our security operations center (“SOC”).

•
Attack Surface Management (“ASM”)
: We are equipped with a dedicated program for ASM, which includes continuous attack surface discovery and probes for weaknesses on the discovered assets. There has been a continuous effort to ensure that all significant weaknesses are remediated within a reasonable timeframe. Additionally, vulnerability management of the Bank’s internet properties, antivirus / malware program, patch management, and penetration testing, among others, minimize the surface area for cyber security attacks and assist in fortifying the Bank’s assets (including infrastructure, applications and others).

•
Red Team:
We proactively assess our cyber assets for vulnerabilities through various periodic tests, which also include red team assessments. We aim to remediate any issues identified during the assessments in a timely manner to ensure that the banking services remain resilient and stay protected against the evolving threats.

•	Anti-DDOS services (Distributed Denial of Services): Subscription to anti-DDOS services for protection against distributed denial of services (“DDOS”) attacks.
The Bank has also undertaken other internal data security measures, and these are briefly enumerated below:

•
Data Loss Prevention (“DLP”)
: We have implemented enterprise solutions such as DLP to monitor sensitive data stored, transmitted and shared by users, and to prevent and detect data breaches. DLP agents are deployed on all laptops and endpoints. All endpoints have proxy agents configured to ensure that only authorized websites are accessed. All outgoing e-mails are monitored through the DLP solution.

•
Laptop Encryption:
Data encryption aims to ensure that business-critical and sensitive data is not misplaced, thereby preventing any reputational damage and curtailing monetary losses. Hard disk encryption is implemented on all laptops.

•
Identity and Access Management (“
IAM”): Access to sensitive systems is governed through strict IAM policies, built on the principles of least privilege and zero-trust model. Specialized privilege access management technologies are used to secure user accounts with privileged access rights. These measures limit the access to only authorized personnel and devices, minimizing the risk of unauthorized exposures.

•	Zero-Trust Architecture : The Bank has adopted a zero-trust architecture approach to foster protection against cybersecurity incidents.

•
Extended Detection and Response (“XDR”):
We have implemented an XDR agent on all endpoints and servers in the Bank to protect from zero-day malware attacks. It is designed to detect, investigate, and respond to threats in real time across endpoints, servers, cloud and third party data sources using advanced analytics and machine learning.

•
File Integrity Monitoring (“FIM”):
We have implemented file integrity monitoring on servers that continuously verifies the authenticity and integrity of files, systems, and applications by comparing them to a known, trusted baseline. It detects unauthorized changes, tampering, or corruption, helping to prevent and detect cyberattacks and data breaches.

•
Data Activity Monitoring (“DAM”):
We have implemented DAM on a database server which tracks and analyzes all database activities in real time. It helps the Bank to identify and report unauthorized or suspicious activities, aiming to ensure data integrity and compliance.

•
Antivirus:
We have implemented an antivirus on both endpoints and servers to protect by scanning and removing or quarantining known threats, as well as detecting and blocking new or unknown threats. Antivirus programs often run in the background and provide real-time protection, updating automatically to stay ahead of emerging threats.

•
Application Control
: We have implemented application control on endpoints to control or prevent execution of unauthorized applications. It employs a “trust-based” and “policy-driven” approach, continuously monitoring and recording endpoint activity to prevent, detect, and respond to cyber threats. This reduces the risk of accidental execution and auto-execution of anonymous application thereby protecting from ransomware and malwares.

•
Patch Management:
We have implemented a centralized patch management tool that automates the discovery, management, and remediation of endpoints and servers across various operating systems and environments for the available patches. It facilitates patching, software deployment, and compliance with security standards, thus reducing the risk of vulnerability introduction due to lack of timely patching.

•	Email Security Measures: A Domain-based Message Authentication, Reporting and Conformance (“DMARC”) system is implemented to guard against ‘email spoofing’ and unauthorized domain use.

•
Cloud Posture and Access Security Tools (“CSPM” and “CASB”)
: With the growing use of cloud infrastructure, tools such as CSPM and CASB are used to detect misconfigurations, enforce compliance requirements, and proactively reduce cloud-related risks.

•
Web Application Firewall (“WAF”):
We have deployed a cloud-based WAF to protect digital banking applications from online threats. This solution aims to ensure consistent protection while also maintaining optimal performance by dynamically adjusting during high-demand periods. The WAF is also being aligned with our API security initiatives to adequately guard interfaces required to be exposed.

•
Micro segmentation:
The Bank has deployed a micro segmentation solution that helps to protect critical assets by providing granular control over network traffic and access to applications and data. By allowing only the necessary ports and processes we seek to ensure that only the required traffic is allowed, and the rest is blocked.

•
Data privacy
: Financial institutions regularly encounter a variety of data-related challenges involving issues such as data quality and accessibility. In today’s highly automated banking environment, such challenges can have serious effects on virtually all aspects of bank operations. Our data privacy program is a highly regulated initiative headed by the Data Privacy Officer (“DPO”) under the direct supervision of the Board and the Chief Data Officer.

A privacy by design approach is central to our data privacy program to address privacy related risk. Our privacy program embeds 10 principles in the various processes and technologies across our products and services to protect from financial, regulatory, operational, and brand damage.
We have established a process to perform privacy impact assessment to complement the overall risk assessments carried out before commissioning products and services, where personal data is being processed. Privacy governance is integrated into all aspects of our operations. As a global organization that collects and processes the personal data of data subjects and data principals, we have established three core components related to privacy governance as follows:

•	Governance: A governance structure that organizes and appropriately establishes the roles and responsibilities of employees and other stakeholders.

•	Control: A control model that establishes the set of data privacy controls that enables decision making.

•	Operations: A set of processes, procedures and operations that provide operational support to privacy compliance.

Awareness and culture play a major role in implementing the right privacy program; accordingly the Data Privacy Office has initiated “Trust Banking” that includes initiatives like Mascot, Privacy Logo, conducting internal campaigns at regular intervals, a training program for employees and a “Data Privacy—intranet website” that acts as a knowledge hub.
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
above process.

Despite the processes outlined here, we have in the past experienced and may in the future experience cybersecurity incidents from time to time. For a broader description of how risks from cybersecurity threats could materially
affect us, including our business strategy, results of operations or financial condition, see “
Risk Factors—Technology Risks—We face cybersecurity threats, such as hacking, phishing and trojans, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. This may cause damage to our reputation an
d ad
versely impact our bu
sin
ess and financial results.
” and “
Risk Factors—Technology Risks—A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition.
”
Governance
The Bank has developed a Cybersecurity Policy (“CSP”) and Cybersecurity framework which aim to ensure that appropriate cybersecurity practices are followed across the Bank’s information systems. The CSP is approved by the Bank’s Board. The Bank’s cybersecurity governance framework takes into consideration the Cybersecurity Risk Assessment, Cybersecurity Control Assessment, Security Metrics and related aspects for the monitoring and management of the risks. The cybersecurity strategies are periodically presented to the Information Security Committee and IT Strategy Committee of the Board. The cybersecurity risks and their mitigation plans are also presented to the Risk Policy and Monitoring Committee of the Board on a half-yearly basis by the Chief Information Security Officer (“CISO”).

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

•
Information Security Committee (“ISC”): Chaired by the Chief Risk Officer, the ISC is tasked with reviewing information security policy dispensations, making strategic and financial decisions on information security plans, reviewing performance and monitoring the progress of the information security program. It also discusses any significant information security risks, determines actions for risk remediation and approves changes to the constitution and functioning of the ISC. The ISC convenes at least once every two months with representatives from Audit, Information Technology, Information Security Group, and other enabling functions and relevant business units. The CISO proposes and finalizes the ISC agenda, represents the current state of Information Security to the ISC, drives the implementation of the ISC approved ISMS agenda and also reports major security incidents faced by the Bank. The qualifications of our senior management are described under “
Management—Senior Management
”.

•
The Bank has multiple KRIs to regularly monitor all critical aspects of technology risks. KRIs with high risks are m onit
ored closely with a remedial action plan. These KRIs are reviewed through an Internal Capital Adequacy Assessment Process (“ICAAP”) by the ICAAP review committee.

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

These robust practices have enabled us to continue delivering banking services seamlessly during major disruptive events, including the COVID-19 pandemic.

Accounting Restatements and Recovery of Erroneously Awarded Compensation

We were not, at any time during or after the last completed fiscal year, required to prepare any accounting restatement.

Material Contracts

Scheme Document

The Board of Directors at its meeting held on April 4, 2022, approved a composite scheme of amalgamation (the “Scheme”) among HDFC Investments Limited, HDFC Holding Limited, HDFC Limited and the Bank under sections 230 to 232 and other applicable provisions of the Companies Act. The Scheme Document provided for the amalgamation of: (i) the Amalgamated Subsidiaries, each a subsidiary of HDFC Limited, with and into HDFC Limited; and (ii) HDFC Limited with and into the Bank. The Scheme Document is filed as Exhibit 4 to this annual report on Form 20-F.

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

See “—Transaction with HDFC Limited”.

HDFC Credila Investment Agreement

From April 1, 2023, through June 30, 2023, HDFC Credila was a subsidiary of HDFC Limited and an affiliate of the Bank. From completion of the Transaction on July 1, 2023, through March 19, 2024, HDFC Credila was a consolidated subsidiary of the Bank. Thereafter, the Bank divested 140,172,180 equity shares of HDFC Credila and reduced its holding to 9.99 percent as of March 31, 2024.

On June 19, 2023, we had entered into: (i) an investment agreement (as amended, the “HDFC Credila Investment Agreement”) with HDFC Limited, as seller, Kopvoorn B.V., Moss Investments Limited, Defati Investments Holding B.V., and Infinity Partner (the “Investors”), as investors, and HDFC Credila, as the company, for the sale of approximately 90.0 percent of HDFC Credila’s equity shares, from HDFC Limited to the Investors, subject to several conditions precedent, such as regulatory approvals and dispensations (including from the RBI and the Competition Commission of India) (the “HDFC Credila Divestment”); and (ii) a shareholders’ agreement (together with the HDFC Credila Investment Agreement, the “HDFC Credila Divestment Documents”), with HDFC Limited, the Investors and HDFC Credila. Upon completion of the Transaction on July 1, 2023, HDFC Limited merged with and into us, and we acquired all the rights and obligations of HDFC Limited under the HDFC Credila Divestment Documents pursuant to the Scheme Document.

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

As directed by the RBI, we divested a portion of our interest in HDFC Credila. Since March 31, 2024, we have held a 9.99 percent interest in HDFC Credila. In accordance with the HDFC Credila Investment Agreement, HDFC Bank received Rs. 95.5 billion from the Investors in consideration for the transfer of 140,172,180 equity shares of HDFC Credila (i.e., Rs. 681.5 per HDFC Credila share).

Purchases of Equity Shares by HDFC Bank and Affiliated Purchasers

No purchases of our equity shares were made by or on behalf of HDFC Bank or any affiliated purchasers during fiscal year 2025.

Separately, during the year ended March 31, 2025:

•	the Bank was allotted 1,613,176 equity shares of HSL, subscribed through a rights issue for consideration of Rs. 9.5 billion;

•	the Bank was allotted 4,420,059 equity shares of HDFC ERGO, subscribed through a rights issue for consideration of Rs. 2.9 billion; and

•	the Bank acquired 69,330 equity shares in HDFC Capital for consideration of Rs. 0.7 billion.

MANAGEMENT

Directors and Senior Management

Our Memorandum of Association and Articles of Association (“Articles”) provide that, until otherwise determined by the general meeting of shareholders, the number of our directors must not be less than three or more than 15, excluding directors appointed pursuant to the terms of issued debt. As of March 31, 2025, our Board of Directors consisted of 13 directors.

As per the Companies Act, unless the Articles provide for the retirement of all directors at every annual general meeting, not less than two-thirds of the total number of directors shall be persons whose period of office is liable to retire by rotation. Our Articles provide that at every annual general meeting, one-third of such directors will retire from office. However, any retiring director may be re-appointed by resolution of the shareholders. The directors to retire by rotation at every annual general meeting will be those who have been longest in office since their last appointment. Managing directors, Independent directors and Special directors, if any, are not subject to retirement and are not taken into account in determining the number of directors to retire by rotation.

The Banking Regulation Act 1949 (the “Banking Regulation Act”) provides that no director of a banking company, other than its Chairman or whole-time director (i.e., Executive Director), can hold office continuously for a period exceeding eight years. Pursuant to our Articles, the Chairman may be appointed by the Board of Directors for a continuous period not exceeding five years, and may be eligible for re-appointment. According to the Companies Act, a whole-time director may be appointed or re-appointed for a period not exceeding five years at a time, provided that no re-appointment is made earlier than one year before the expiry of the whole-time director’s term. Appointments of Non-Executive Directors other than the Chairperson are subject only to the approval of the shareholders whereas appointments of Executive Directors and the Chairperson are subject to the approval of the RBI and shareholders. The RBI has set the upper age limit for Non-Executive Directors at 75 years. In addition, pursuant to the Companies Act, the Bank cannot appoint as whole-time director a person who is below the age of 21 years or who has attained the age of 70 years, except that the Bank may appoint as whole-time director a person who has attained the age of 70 years by passing a special resolution to that effect, in which case the explanatory statement annexed to the notice for such motion must indicate the justification for appointing such a person.

Pursuant to the Companies Act, every company shall have at least one director who has stayed in India for a total period of not less than 182 days in the previous calendar year (i.e., an Indian resident). Additionally, the Banking Regulation Act and subsequent RBI notification, dated November 24, 2016, require that not less than 51 percent of the board members must consist of persons who have specialized knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, cooperation, economics, law, small-scale industry, information technology, payment and settlement systems, human resources, risk management, business management and any other matter which in the opinion of the RBI will be useful to the banking company. Of these, not less than two directors must have specialized knowledge or practical experience in respect of agriculture and the rural economy, cooperation or small-scale industry. Dr. (Mrs.) Sunita Maheshwari and Dr. (Mr.) Harsh Kumar Bhanwala are Independent Directors on the Board with specialized knowledge and practical experience in small scale industry and Dr. (Mr.) Harsh Kumar Bhanwala is the Independent Director on the Board with specialized knowledge and practical experience in agriculture and rural economy. Mr. Santhosh Keshavan and Mr. M. D. Ranganath are Independent Directors on the Board of the Bank with expertise in information technology.

A list of the Bank’s Directors, along with their designation, skills, special knowledge and practical experience, information about their current term of office and their age, as of March 31, 2025, are set out below:

S. No.	Name	Designation	Expertise / Competence / Matrix	Start of Current Term	Expiration of Current Term	Age
1	Mr. Atanu Chakraborty	Part-time Chairman and Independent Director	• Finance • Economics • Banking • Risk Management • Payment & Settlement System • Business Management	May 5, 2024	May 4, 2027	65

2	Mr. M.D. Ranganath	Independent Director	• Finance • Accountancy • Information Technology • Risk Management • Business Management	January 31, 2024	January 30, 2027	63

3	Mr. Sandeep Parekh	Independent Director	• Law • Payment & Settlement System • Business Management	January 19, 2024	January 18, 2027	53

4	Dr. (Mrs.) Sunita Maheshwari	Independent Director	• Small Scale Industry • Business Management	March 30, 2021	March 29, 2026	59

5	Mrs. Lily Vadera	Independent Director	• Banking	November 26, 2021	November 25, 2026	64

6	Dr. (Mr.) Harsh Kumar Bhanwala	Independent Director	• Agriculture and Rural Economy • Banking • Co-operation • Finance • Business Management • Small Scale Industry	January 25, 2024	January 24, 2027	63

7	Mr. Santhosh Keshavan(1)	Independent Director	• Information Technology • Risk Management	November 18, 2024	November 17, 2027	51

8	Mr. Keki Mistry	Non- Executive (Non- Independent) Director	• Accountancy • Economics • Finance • Human Resource • Risk Management • Business Management	June 30, 2023	November 6, 2029	70

9	Mrs. Renu Karnad	Non- Executive (Non- Independent) Director	• Accountancy • Economics • Finance • Law • Information Technology • Human Resource • Risk Management • Business Management	July 1, 2023	September 2, 2027	72

10	Mr. Sashidhar Jagdishan	Managing Director & Chief Executive Officer	• Banking • Finance • Accountancy • Economics • Business Management	October 27, 2023	October 26, 2026	60

11	Mr. Kaizad Bharucha	Deputy Managing Director	• Banking • Risk Management • Business Management	April 19, 2023	April 18, 2026	60

12	Mr. Bhavesh Zaveri	Executive Director	• Banking • Accountancy • Payment & Settlement Systems • Risk Management	April 19, 2023	April 18, 2026	59

13	Mr. V. Srinivasa Rangan	Executive Director	• Finance • Accountancy • Economics • Law • Risk Management	November 23, 2023	November 22, 2026	65

(1)	Mr. Santhosh Keshavan was appointed as an Independent Director of the Bank with effect from November 18, 2024.

The Directors / Key Managerial Personnel who are interested in the related party transaction(s) do not participate in the discussion / abstain from voting on the said matter at Board / Audit Committee meetings.

None of our directors or members of our senior management holds one percent or more of our equity shares.

The following are brief biographies of our directors, including the Part-Time Chairman and Independent Director of the Bank:

Mr. Atanu Chakraborty (DIN: 01469375) [Part-time Chairman and Independent Director]

Mr. Atanu Chakraborty, aged sixty-five (65) years, served the Government of India, for a period of thirty-five (35) years, as a member of the Indian Administrative Service (“IAS”) in the Gujarat cadre. Mr. Chakraborty graduated with a bachelor’s degree in engineering (electronics & communication) from NIT Kurukshetra. He holds a diploma in business finance from the Institute of Chartered Financial Analysts of India, Hyderabad, and an MBA from the University of Hull in the United Kingdom.

He has mainly worked in the areas of Finance & Economic Policy, Infrastructure, Petroleum & Natural Gas. In the Union Government, he held various posts such as Secretary to Government of India in the Ministry of Finance (Department of Economic Affairs, or “DEA”) during fiscal 2019-2020. As Secretary (DEA), he coordinated economic policy making for all ministries/departments and managed the entire budget-making process for Union of India, including its passage in Parliament. He was responsible for fiscal management policies, policies for public debt management and development and management of financial markets. Mr. Chakraborty also handled matters of financial stability and currency, as well as domestic and foreign-related issues. He managed the flow of funds with multilateral and bilateral financial institutions and had multiple interfaces with them. He also headed a multi-disciplinary task force that produced the National Infrastructure Pipeline (“NIP”). He has also served as Secretary to the Union Government for Disinvestment at the Department of Investment and Public Asset Management (“DIPAM”) wherein he was responsible for both policy as well as execution of the process of disinvestment of the Government of India’s stake in state-owned enterprises.

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

Mr. Chakraborty does not hold any shares of the Bank as of March 31, 2025.

Directorships in Other Listed Companies

Mr. Chakraborty does not hold a directorship in any other listed company.

Mr. M. D. Ranganath (DIN: 07565125) [Independent Director]

Mr. M. D. Ranganath, aged sixty-three (63) years, has over 32 years of experience in the global IT services and financial services industry. Mr. Ranganath holds a post-graduate diploma in management (“PGDM”) from the Indian Institute of Management, Ahmedabad. He holds a master’s degree in technology from the Indian Institute of Technology, Madras and a bachelor’s degree in engineering from the University of Mysore. He is a member of CPA, Australia.

He is currently the Chairman of Catamaran Ventures LLP. He was Chief Financial Officer of Infosys Limited, a globally listed corporation, until November 2018.

During his tenure of 18 years at Infosys, he was an integral part of the growth and transformation of Infosys and effectively played leadership roles in a wide spectrum of areas such as Strategy, Finance, M&A, Consulting, Risk Management and Corporate Planning, culminating in the role of Chief Financial Officer and worked closely with the board of Infosys and its committees in formulating and executing its strategic priorities. In the years 2017 and 2018, Mr. Ranganath was the recipient of the Best CFO Asia award in the technology sector by Institutional Investor publication, based on a poll of the buy side and sell side investor community.

Prior to Infosys, he worked at ICICI Limited and executed responsibilities in corporate credit, treasury, equity portfolio management and corporate planning.

Mr. Ranganath is on the board of the Indian Institute of Management, Bangalore. He is a member of the Confederation of Indian Industry (“CII”) corporate governance council and GIFT City’s advisory committee on funds management.

Mr. Ranganath does not hold any shares of the Bank as of March 31, 2025.

Directorships in Other Listed Companies

Mr. Ranganath does not hold a directorship in any other listed company.

Mr. Sandeep Parekh (DIN: 03268043) [Independent Director]

Mr. Sandeep Parekh, aged fifty-three (53) years, holds an LL.M. (Securities and Financial Regulations) degree from Georgetown University and an LLB and LLM degrees from Delhi University. He is the managing partner of Finsec Law Advisors, a financial sector law firm based in Mumbai.

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

Mr. Parekh does not hold any shares of the Bank as of March 31, 2025.

Directorships in Other Listed Companies

Mr. Parekh does not hold a directorship in any other listed company.

Dr. (Mrs.) Sunita Maheshwari (DIN: 01641411) [Independent Director]

Dr. (Mrs.) Sunita Maheshwari, aged fifty-nine (59) years, has over thirty (30) years of experience and has lived and worked in the United States and India. She is a U.S. board-certified pediatric cardiologist, who completed her MBBS at Osmania Medical College followed by post-graduate work at the All India Institute of Medical Sciences, in Delhi, and at Yale University in the United States. In addition to being a clinician, Dr. (Mrs.) Maheshwari is a medical entrepreneur and co-founder at the Telerad Group which includes:

(a) A-Kal Televerse Private Limited (India’s first and largest teleradiology company that has provided over 8 million diagnostic reports to patients and hospitals globally),

(b) Telerad Tech Private Limited which builds AI enabled telehealth software,

(c) RXDX Healthcare - a chain of multi-specialty neighborhood phygital clinics in Bangalore and rural India, and

(d) Daignostix Services Private Limited (formerly known as Avrio Technologies Private Limited).

Dr. (Mrs.) Maheshwari has also incubated other start-up companies in the telehealth space such as HealtheMinds - a tele-counselling platform. She is active in the social arena in India where she runs two trust funds. ‘People4people’ has put up over 650 playgrounds in government schools and Telerad Foundation provides teleradiology and telemedicine services to poor areas in Asia that do not have access to high quality medical care. Her other interests include teaching. Dr. (Mrs.) Maheshwari has been running India’s e-teaching program for postgraduates in Pediatric Cardiology for over a decade. She is a mentor in Residence for the Sustainable Health Initiative of the Yale Institute for Global Health where she along with her spouse have instituted the Kalyanpur-Maheshwari Endowment for Global Health Innovation. She is currently the President of the Pediatric Cardiac Society of India.

Dr. (Mrs.) Maheshwari has over 200 academic presentations and publications to her credit and is an inspirational speaker, having given over 200 lectures, including several TEDx talks. Dr. (Mrs.) Maheshwari is the recipient of several prestigious awards and honors including: Trailblazing Indian Cardiac Leader at the ET Indian Cardiac Care Innovation Summit 2024; Business World’s 20 Most Influential Women in Healthcare 2022; WOW (Woman of Worth) 2019 award, Outlook Business; Amazing Indian award- Times Now 2014; Top 20 women Health care achievers in India, Modern Medicare 2009; Yale University- Outstanding Fellow Teacher of the Year Award, 1995, among others.

Dr. (Mrs.) Maheshwari does not hold any shares of the Bank as of March 31, 2025.

Directorships in Other Listed Companies

Dr. (Mrs.) Maheshwari is an Independent Director of GlaxoSmithKline Pharmaceuticals Limited.

Mrs. Lily Vadera (DIN: 09400410) [Independent Director]

Mrs. Lily Vadera, aged sixty-four (64) years, has over 33 years of experience in central banking. She holds a master’s degree in international relations. She retired as an Executive Director from the RBI in October 2020. As the Executive Director of the RBI, she was in charge of the Department of Regulation (“DoR”) where she dealt with the regulatory framework for various entities in the financial sector, covering all categories of banks and non-banking finance companies.

She was instrumental in putting in place a framework for a regulatory sandbox to provide an enabling environment for fintech players to foster innovation in financial services and played a significant role in the amalgamation of distressed banks. She represented the RBI and played an important role as a member of the Insolvency Law Committee set up by the MCA.

Mrs. Lily Vadera does not hold any shares of the Bank as on March 31, 2025.

Directorships in Other Listed Companies

Mrs. Lily Vadera does not hold a directorship in any other listed company.

Dr. (Mr.) Harsh Kumar Bhanwala (DIN: 06417704) [Independent Director]

Dr. (Mr.) Harsh Kumar Bhanwala, aged sixty-three (63) years, has a vast experience of more than 38 years in areas such as Board governance & management, Finance, Rural development, promoting & supporting sustainable agriculture, and supervision & development of Rural Cooperative Banks. He earned a B.Sc. in Dairy Technology from the National Dairy Research Institute (“NDRI”), Karnal.

Dr. (Mr.) Bhanwala holds a postgraduate degree in Management from IIM, Ahmedabad and holds a Ph.D. in Management. He has been awarded an honorary doctorate in Science by Tamil Nadu Agricultural University, Coimbatore, and the Indian Council of Agricultural Research-Central Institute of Fisheries Education, Mumbai.

He was the Chairman of the National Bank for Agriculture and Rural Development (“NABARD”), the Apex Development Bank of the Country, from December 18, 2013 to May 27, 2020. He has been the Executive Director and later Chairman cum Managing Director of Infrastructure Finance Company Ltd. (“IIFCL”). He has also been the Managing Director of the Delhi State Cooperative Bank. Recently, he also served as the Executive Chairman of a listed NBFC (Capital India Finance Limited). He is also a director of Microfinance Industry Network, an association of Non Banking Financial Company-Micro Finance Institutions.

Dr. (Mr.) Bhanwala headed the Technical Group appointed by the SEBI on the Social Stock Exchange (September 2020). He was a member of the Expert Committee on the Primary (Urban) Cooperative Banks of the RBI constituted after the amendment in the Banking Regulation Act, 1949.

He has broad experience with Deposit Insurance & Credit Guarantee Corporation (“DICGC”), the Institute of Rural Management Anand, the National Institute of Bank Management (“NIBM”), and as an Independent Director on the boards of Bayer Crop Science and Arya Collateral Warehousing Services Private Limited. He has served as Vice Chairman of the Asia-Pacific Rural and Agricultural Credit Association (“APRACA”).

Dr. (Mr.) Bhanwala holds 100 equity shares of the Bank as of March 31, 2025.

Directorships in Other Listed Companies

Dr. (Mr.) Bhanwala is the Non-Executive (Independent) Chairman of the Multi-Commodity Exchange of India Limited.

Mr. Santhosh Keshavan (DIN: 08466631) [Independent Director]

Mr. Santhosh Keshavan, aged fifty-one (51) years, is a strategic executive with 30 years of global business and technology experience in financial industries. Mr. Keshavan has a BS degree in Computer Science from University of Mysore and Master of Business Administration (“MBA”) in Information Systems from University of Alabama, Birmingham.

His experience includes major business transformations, M&A, managing product launches, setting up global operations and managing companies through financial challenges. A performance driven executive, he has an entrepreneurial mindset, accumulated from diverse experience spanning startups, technology companies, and large publicly traded banking and financial corporations.

Mr. Keshavan is deeply knowledgeable about enterprise technology, cyber security, operations, customer experience, strategic planning, vendor management, financial analysis, and overall risk management. He has worked across the retirement, employee benefits, asset management, insurance and banking sectors. He has extensive experience partnering with technology, audit, HR, and risk committees.

Currently, Mr. Keshavan is the Executive Vice President and Chief Technology and Operation Officer of Voya Financial Inc. (NYSE: VOYA) and is a member of Voya’s Executive Committee. The transformation at Voya was focused on using digital and data infrastructure to create new capabilities for customers, radically enhanced customer experience across all channels and optimize costs through ecosystem simplification, migration to public cloud and elimination of legacy technology. Currently serving as its Chairperson, he was instrumental in starting Voya India, which is a crucial talent base and global capabilities center for Voya.

Before joining Voya in 2017, Mr. Keshavan served as Chief Information Officer, core banking for Regions Financial Corp (NYSE: RF). He managed the technology teams, the integration of Regions Financial Corp and AmSouth Bank and was part of the management team for turning the bank to sustained profitability after the 2007 financial crisis. Mr. Keshavan was previously the Vice President of technology at Fidelity Investments where he led all aspects of pricing and cash management, supporting the investment management and treasury functions. Prior to this role, he worked for SunGard Data Systems (now Fidelity Information Services – FIS) in various roles including eventually Managing Director of Retirement Services for International. He managed global teams with P&L responsibility and grew the business unit setting up green field operations in countries including Japan, Australia and India. Mr. Keshavan started his career as a software developer for a start-up in Bangalore, India.

Mr. Keshavan currently serves on the Board of Trustees of New York Institute of Technology (since 2021). He also served on the board of Connecticut Insurance and Financial Services, which is part of the Connecticut Department of Economic and Community Development from April 2018 to March 2024.

Mr. Keshavan does not hold any shares of the Bank as of March 31, 2025.

Directorships in Other Listed Companies

Mr. Keshavan does not hold a directorship in any other listed company.

Mr. Keki Mistry (DIN: 00008886) [Non-Executive (Non-Independent) Director]

Mr. Keki Mistry, aged seventy (70) years, was the Vice Chairman and Chief Executive Officer of HDFC Limited prior to its amalgamation with the Bank, with effect from July 1, 2023.

Mr. Mistry is a qualified Chartered Accountant and a Fellow member of The Institute of Chartered Accountants of India. A renowned professional with over four decades of varied work experience in the banking and financial services sector. Mr. Mistry is the Chairman of the Primary Market Advisory Committee (“PMAC”) constituted by the SEBI. He is also the Co-Chair of the B20 South Africa 2025 Task Force on Integrity & Compliance.

Mr. Mistry is currently a member of the Expert Committee constituted by the SEBI for promoting ease of doing business and harmonization of the provisions of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 with those of the SEBI (Listing Obligations and Disclosure Requirements) Regulation, 2015. Mr. Mistry chairs the Working Group 1 of the Expert Committee. He is also a Chairman of the Governance Committee of the Corporate Debt Market Development Fund of SBI Funds Management Ltd. and the Capital Markets Committee of the Federation of Indian Chambers of Commerce and Industry (“FICCI”), its specialized sub-group on debt.

Mr. Mistry is also a member of Standing Committee on Primary Markets, which has been constituted by the International Financial Services Centres Authority (“IFSCA”).

Mr. Mistry holds 1,098,629 equity shares of the Bank as of March 31, 2025.

Directorships in Other Listed Companies

Mr. Mistry holds directorships at the following listed companies:

•	HDFC Life - Non-Executive Chairman

•	Tata Consultancy Services Limited- Independent director

•	The Great Eastern Shipping Company Limited- Independent director

•	HDFC ERGO (Debt Listed)- Non-Executive Chairman

Mrs. Renu Karnad (DIN: 00008064) [Non-Executive (Non-Independent) Director]

Mrs. Renu Sud Karnad, aged 72 years, was the Managing Director of Housing Development Finance Corporation Limited (“HDFC Limited”) prior to its amalgamation with the Bank w.e.f. July 1, 2023.

She is a post graduate in Economics and Law. She is a Parvin Fellow, Woodrow Wilson School of International Affairs, Princeton University, USA. She brings with her rich experience and enormous knowledge of the mortgage sector, having been associated with real estate & mortgage industry in India for over 40 years.

Mrs. Karnad joined HDFC Limited in 1978 and was inducted onto its Board in 2000. She has been instrumental in building the retail distribution network at HDFC Limited and has played key role in introducing several innovative & customer friendly products and services in the mortgage market. Apart from being HDFC Limited’s brand custodian, Mrs. Karnad was the guiding force behind formulation of the organisation’s communication strategy, digital transformation, and public image.

As a part of the management team, Mrs. Karnad has played an important role in the successful transformation of HDFC Limited into India’s leading Financial Services Conglomerate. Mrs. Karnad has served as the President of International Union for Housing Finance (IUHF), an association of housing finance firms present across the globe till 2024. She has also served as a Director, Asian Real Estate Society.

Over the years, Ms. Karnad has had to her credit, numerous awards and accolades. She was awarded “Outstanding Woman Business Leader” at the CNBC-TV18 Indian Business Leader Awards (IBLA) 2012, was part of the 25 Most Influential Women Professionals in India – India Today Magazine’s power list 2011, has featured in the ET – Corporate Dossier list of India Inc’s ‘Top 15 powerful women CEOs’ in 2010, Verve, international magazine’s list of 50 power women in 2010 and in Business Today magazine’s list of ‘Most Powerful Women in Indian Business’ for seven years up to 2012, in year 2013 she was inducted into Hall of Fame, Fortune India Magazine’s most powerful women from 2011 to 2018, has featured amongst the list of ‘25 top non-banking women in finance’ by U.S. Banker magazine in 2008, In 2006, Wall Street Journal Asia adjudged her among the ‘Top Ten Powerful Women to Watch Out for in Asia’.

Mrs. Karnad, holds 4,597,949 equity shares in the Bank as of March 31, 2025.

Directorships in Other Listed Companies

Mrs. Karnad holds directorships at the following listed companies:

•	GlaxoSmithKline Pharmaceuticals Limited- Non- Executive Chairperson

•	HDFC AMC - Non- Executive Director

•	EIH Limited- Independent Director

•	HDFC ERGO (Debt Listed)- Non- Executive Director (Nominee of the Bank)

Mr. Sashidhar Jagdishan (DIN: 08614396) [Managing Director and Chief Executive Officer]

Mr. Sashidhar Jagdishan, aged sixty (60) years, is the Managing Director and the Chief Executive Officer of the Bank. He has overall experience of thirty-two (32) years. Mr. Jagdishan holds a degree in science with a specialization in physics, is a Chartered Accountant by profession and holds a master’s degree in economics of money, banking & finance from the University of Sheffield in the United Kingdom.

Mr. Jagdishan joined the Bank in 1996 as a manager in the Finance function. He became Business Head—Finance in 1999 and was appointed as Chief Financial Officer in 2008. He played a critical role in supporting the growth trajectory of the Bank and led the finance function with a pivotal role in aligning the organization in achieving the strategic objectives over the years.

In 2019, he was appointed “Strategic Change Agent of the Bank” and given additional responsibilities of Legal & Secretarial, Human Resource, Corporate Communication, Infrastructure & Administration and CSR.

Prior to his appointment as Managing Director and Chief Executive Officer of the Bank, Mr. Jagdishan was the Group Head of the Bank and headed the Finance, Human Resources, Legal & Secretarial, Administration, Infrastructure, Corporate Communications, Infrastructure & Administration and Corporate Social Responsibility functions.

Mr. Jagdishan holds 1,740,443 equity shares of the Bank as of March 31, 2025.

Directorships in Other Listed Companies

Mr. Jagdishan does not hold a directorship in any other listed company.

Mr. Kaizad Bharucha (DIN: 02490648) [Deputy Managing Director]

Mr. Kaizad Bharucha, aged sixty (60) years, is the Deputy Managing Director (“DMD”) of the Bank. Mr. Bharucha holds a bachelor’s degree in Commerce from Sydenham College of Commerce and Economics (University of Mumbai).

A career banker with more than 39 years of experience, he has been an integral part of the Bank since its inception in 1995. Among his contributions to building the Bank, he has played a key role in building the credit and risk frameworks that underpin the Bank’s operations.

These frameworks have supported the Bank’s consistent growth, safeguarding its ability to navigate volatile economic conditions effectively.

As DMD, he oversees a broad spectrum of responsibilities within the Bank. Mr. Bharucha heads the Wholesale Banking, PSUs, Multinational Corporations, Capital & Commodity Markets and Realty Business Finance. Mr. Bharucha also manages the Inclusive Banking Initiative group, Corporate Social Responsibility (“CSR”) and Environmental, Social and Governance (“ESG”) functions.

In his current role as DMD, he co-chaired and spearheaded the Integration Committee, which was tasked with ensuring smooth merger of HDFC Limited into the Bank.

Mr. Bharucha joined the Board of the Bank in 2014 and is its longest-serving Executive Board member. During his tenure as the Bank’s Executive Director, he managed diverse portfolios including Corporate Banking, Capital & Commodities Markets, Emerging Corporates, Business Banking, Healthcare Finance, Agri-lending, Tractor Financing, Commercial Vehicle Finance, Infrastructure Finance and Inclusive Banking Initiatives.

Under his leadership, the Bank’s CSR programme is amongst the top three in the country. Mr. Bharucha is also the chief sponsor of diversity and inclusion initiatives at the Bank.

Mr. Bharucha also serves as the Designated Director for the Financial Intelligence Unit (FIU) and the Internal Ombudsman Committee. He has been a part of the RBI committees and sub committees, as well as the Government-appointed inter-ministerial committee. He also regularly engages with regulators and government bodies to provide views on policy.

Mr. Bharucha holds 2,243,241 equity shares of the Bank as of March 31, 2025.

Directorships in Other Listed Companies

Mr. Bharucha is a Non-Executive Director (Nominee of the Bank) of HDFC Life.

Mr. Bhavesh Zaveri (DIN: 01550468) [Executive Director]

Mr. Bhavesh Zaveri, aged fifty-nine (59) years, has over 37 years of experience. He is an Executive Director of the Bank and heads the ATM, Operations and Administration functions. Mr. Zaveri holds a Master’s Degree in Commerce from Mumbai University and is a Certified Associate of the Indian Institute of Bankers.

Mr. Zaveri oversees Operations, Cash Management, ATM Product & Administration of HDFC Bank. In his current role, he is responsible for Business and Operations across the country and for creating and delivering a flawless operations execution capability across the diversified product suite of the Bank to the Corporate, MSME & Retail verticals including for Asset, for Liabilities and for Transaction Services of Payments & Cash Management, Trade Finance & Treasury, ATM Product & Administration. He has headed the critical functions of Operations, Cash Management and Technology at the Bank.

Mr. Zaveri joined the Bank in 1998 in the Operations function. He became Business Head – Wholesale Banking Operations in 2000 and was appointed as Group Head - Operations in 2009. He assumed additional responsibilities of the Information Technology function in 2015. In his previous role as Group Head - IT, he contributed to the digital transformation of the Bank by embracing technology to ensure operational efficiency resulting in improved customer experience across different product offerings of the Bank.

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

Prior to joining the Bank, Mr. Zaveri worked for Oman International Bank and Barclays Bank.

Mr. Zaveri holds 189,154 shares of the Bank as of March 31, 2025.

Directorships in Other Listed Companies

Mr. Zaveri does not hold a directorship in any other listed company.

Mr. V. Srinivasa Rangan (DIN: 00030248) [Executive Director]

Mr. V. Srinivasa Rangan, aged sixty-five (65) years, is the Executive Director of the Bank and heads the Human Resources, Corporate Legal, Group Oversight & Secretarial, Investment Banking, Information Security Group, Ethics Function and Fraud & Vigilance functions of the Bank.

He holds a bachelor’s degree in commerce from the University of Delhi and is an Associate of The Institute of Chartered Accountants of India (“ICAI”).

Mr. Rangan was an Executive Director & Chief Financial Officer of HDFC Limited prior to its amalgamation with the Bank, with effect from July 1, 2023 and is an expert in finance, accountancy, audit, economics, corporate governance, legal and regulatory compliance, risk management and strategic thinking. He has vast experience in the housing finance and the real estate sector. Mr. Rangan has worked on international consulting assignments in housing finance in Ghana and Maldives.

He has been a member of various committees related to financial services such as the RBI’s Committee on Asset Securitisation and Mortgage Backed Securitisation, a Technical Group formed by National Housing Bank (“NHB”) for setting up of a Secondary Mortgage Market Institution in India, NHB’s Working Group on Covered Bonds and NHB’s Working Group on Credit Enhancement Mechanism.

Mr. Rangan was conferred the “Best CFO in the Financial Sector for 2010” by ICAI. He was also honored with a “Lifetime Achievement Award” at the sixth edition of the Financial Express CFO Awards 2023.

Mr. Rangan holds 1,531,698 equity shares of the Bank as of March 31, 2025.

Directorship in Other Listed Companies

Mr. Rangan is a Non-Executive Director (Nominee of the Bank) of HDFC AMC.

Senior Management

Our senior management, as of March 31, 2025, comprised:

Name	Position	Age
Mr. Sashidhar Jagdishan	Managing Director and CEO	60
Mr. V. Srinivasa Rangan	Executive Director	65
Mr. Kaizad Bharucha	Deputy Managing Director	59
Mr. Ashish Parthasarthy	Head – Branch Banking, Infrastructure, Treasury and Virtual Channels	57
Ms. Ashima Bhat	Head – Virtual Relationship, Virtual Care, Virtual Sales Channels, BEU and Infrastructure	54
Mr. Arvind Vohra	Head – Retail Assets	53
Mr. Anjani Rathor	Chief Digital Experience Officer	52
Mr. Arup Rakshit	Head – Treasury	56
Mr. Rakesh Kumar Rajput	Chief Compliance Officer	55
Mr. Bhavesh Zaveri	Executive Director; Head – Operations, ATM and Cash Management Product	59
Mr. Jimmy Tata	Group Chief Credit Officer	58
Mr. Nirav Shah	Head – Corporate Banking -Large Corporate Coverage, Multi-National Coverage Companies and Public Sector Coverage	53
Mr. Parag Rao	Head – Payments, Liability Products, Consumer Finance & Marketing	59
Mr. Rakesh Singh	Head – Investment Banking, Private Banking, International Banking, Digital Ecosystems and Banking as a Service (“BaaS”)	56
Mr. Rahul Shukla	Head – Commercial and Rural Banking, Business Banking Working Capital, Rural Banking Group and Sustainable Livelihood Initiative	56
Mr. Ramesh Lakshminarayanan	Chief Information Officer – Tech and Digital	54
Mr. Raveesh Bhatia	Head – Emerging Corporates Group and Healthcare Finance	59
Ms. Smita Bhagat	Head – Retail Branch Banking I, RTFX and Alternate Channel and Partnership (East, North and Central India Region)	59
Mr. Srinivasan Vaidyanathan	Chief Financial Officer	61
Mr. S. Sampath Kumar	Head – Retail Branch Banking II (West, Gujarat and South Region)	52
Mr. Sanmoy Chakrabarti	Group Chief Risk Officer	49
Mr. Vinay Razdan(1)	Chief Human Resources Officer	58
Mr. Abhijit Singh	Head – BaaS, Digital Ecosystem Banking and International Banking	53
Mr. Prashant Ramesh Mehra	Head – Retail Debt & Portfolio Management and Credit Intelligence & Control (“CIC”)	53
Mr. Sumant Vinay Rampal	Head – Mortgage Business (Home loans and LAP)	49
Mr. Ravi Santhanam	Chief Marketing Officer and Head – Direct to Consumer Business	55
Mr. Sundaresan M.	Head – Retail Credit Strategy & Control	53
Mr. Sudhir Kumar Jha	Head – Legal and Group General Counsel	58
Mr. Vinayak Ravindra Mavinkurve	Head – Realty Business Finance	55
Mr. Gourab Roy	Head – Transaction Banking Operations	58
Mr. N. Srinivasan	Head – Lending Operations	57
Mr. Sanjay D’Souza	Head – Emerging Enterprises Group and Micro Enterprises Group	58
Mr. Suketu Kapadia	Head – Internal Audit	53
Mr. Vivek Capoor	Head – Finance	55

(1)	Mr. Vinay Razdan resigned as Chief Human Resources Officer of the Bank effective from June 18, 2025.

Mr. Ashish Parthasarthy is the Head of Branch Banking, Infrastructure, Treasury and Virtual Channels. He holds a bachelor’s degree in engineering from the National Institute of Technology, Karnataka (“NIT-K”) and a postgraduate diploma in management from the Indian Institute of Management, Bangalore (“IIM-B”). He has over 36 years of experience in banking, with particular expertise in the interest rate and currency markets.

Ms. Ashima Bhat is the Head of Virtual Relationship, Virtual Care, Virtual Sales Channels, BEU and Infrastructure functions at the Bank. In her current role, she is responsible for enhancing the Bank’s ability to provide relationship management services to a wide customer base, through virtual means. Prior to this, Ms. Bhat headed the Bank’s Business Finance & Strategy, Environmental, Social and Governance (“ESG”), Corporate Social Responsibility (“CSR”) and Infrastructure and Administration functions. She led the team that created the Bank’s roadmap for ESG initiatives and drove its implementation. Ms. Ashima Bhat has been with the Bank since its inception in 1994 and has been an integral part of its growth story. In her more than 30 years journey with the Bank, she has had diverse roles. In her earlier roles, she was the head of Emerging Corporates Group, Infrastructure Finance and Healthcare. Prior to this, she was Country Head for the Supply Chain Management team and headed the Corporate Bank team for Western India.

Mr. Arvind Vohra is the Head of Retail Assets at the Bank. In addition, he is a member of HSL’s Board of Directors. Mr. Vohra joined the Bank in 2018 as the country head of the retail branch banking, trade, and forex business, which includes retail liabilities franchise, retail and business assets origination. He focused on key priorities such as customer acquisition, holistic customer lifecycle management, analytics-driven insightful customer conversations, and customer experience excellence through the simplification and digitization of consumer journeys. Following this, he has been managing asset businesses and has led the transformation of asset customer onboarding through express digital journeys, democratizing access to lending, and sharpened segment-led-analytics driven approaches for go-to-market and credit. Prior to joining the Bank, in a career spanning over two decades, Mr. Vohra has worked with consumer-centric categories across banking, telecommunications, and consumer sectors and has held business leadership positions in Vodafone, Philips, and Standard Chartered Bank. An electronics engineer by education, Mr. Vohra completed an MBA from Xavier Institute of Management, Bhubaneswar in 1995, and a senior leadership program from the London Business School in 2015.

Mr. Anjani Rathor is the Chief Digital Experience Officer. He is responsible for Digital Experience, Customer Experience and Data. He holds a postgraduate diploma from IIM Calcutta and a bachelor’s degree in technology from IIT Kharagpur. He has over 28 years of experience across telecom, aviation, consulting and financial services in companies such as Airtel, Boeing, Accenture and CitiCorp. He joined the Bank in February 2020.

Mr. Arup Rakshit is the Head of Treasury at the Bank and is responsible for the ALM, Trading and Customer Business. Additionally, he is responsible for the GIFT City branch. He joined the Bank in 2006 and held leadership roles at Treasury Sales before becoming the Head of Treasury. Prior to joining the Bank, he worked with Deutsche Bank and ABN AMRO, where he was in charge of treasury. He holds a bachelor’s degree in technology from Banaras Hindu University, Varanasi, and an MBA from IIM Calcutta.

Mr. Rakesh Kumar Rajput is the Chief Compliance Officer (“CCO”) at the Bank since October 2023. He has also been designated as Group Chief Compliance Officer (“GCCO”) having overall responsibility for developing and maintaining the Group Compliance Policy, maintaining oversight of the activities of the Compliance Function of Group Entities, and Compliance Risk Management Framework across the Group. In his role as Chief Compliance Officer of the Bank, he is responsible for the design and maintenance of the Bank’s compliance framework, ensuring the effectiveness and integrity of the compliance process with appropriate and detailed monitoring of the adherence to the Bank’s Compliance Policy, its minimum standards and the applicable legal and regulatory standards in the Bank. As CCO, Mr. Rajput is responsible for: (i) ensuring that the compliance framework encompasses the compliance risk management processes and tools that must be used by the Bank’s businesses, management and compliance functionaries, to manage the compliance risks emanating from their respective businesses, products and operations; and (ii) giving adequate assurance on compliance risk management to the Audit Committee, the Board of Directors and the Managing Director and CEO of the Bank. Mr. Rajput joined the Bank in May 2022 and worked in the Compliance function as Deputy Chief Compliance Officer before becoming the CCO of the Bank. He has 30 years of experience, of which 26 years were with the RBI. During his stint with the RBI, he worked in the Department of Banking Supervision, the Financial Inclusion and Development Department, the Department of Information Technology and the Human Resource Development Department (“HRDD”) at the RBI’s Central Office, as well as served as Head of HRDD at the RBI’s Regional Office. In his last assignment with the RBI, he held the position of General Manager, Department of Banking Supervision in Mumbai. Mr. Rajput holds a bachelor of science (with honors), is a Certified Associate of the Indian Institute of Bankers, and holds an advanced diploma in business management.

Mr. Jimmy Tata is the Group Chief Credit Officer. He holds a master’s degree in financial management from the Jamnalal Bajaj Institute of Management and is a qualified Chartered Financial Analyst of India. Mr. Tata has been with the Bank since 1994 and has over 35 years of broad experience across the banking and financial sector. Mr. Tata commenced his career in 1987 as a consultant at Strategic Consultants Pvt Ltd. In 1989, he joined Apple Industries Ltd. and the last position he held was Head of the Wholesale Leasing and Hire Purchase Division. He joined the Bank in 1994 as a Relationship Manager in the Corporate Banking Department, and over the years was promoted to the Head of the Corporate Banking Department. In June 2013 he was appointed as Chief Risk Officer, and today is the Chief Credit Officer of the Bank. In addition, Mr. Tata is a Director on the Board of the International Asset Reconstruction Co. Pvt. Ltd (the “IARC”), HDBFSL and a Trustee on the HDB Employees Welfare Trust.

Mr. Nirav Shah is the Head of Corporate Banking—Large Corporate Coverage, Multi-National Coverages Companies and Public Sector Coverage. He has over 30 years of experience, 26 years of which have been with the Bank. He joined the Bank in 1999 as a Relationship Manager and, in just over a decade, went on to head businesses such as the Emerging Corporates Group, Infrastructure Finance Group, Rural Banking Group, and Transportation Finance, before taking up his current role in 2020. He holds a bachelor’s degree in commerce and a Master of Management Studies (“MMS”) in finance from Mumbai University.

Mr. Parag Rao is the Head of Payments, Liability Products, Consumer Finance & Marketing. He holds a master’s degree in management studies from S.P. Jain Institute of Management at Mumbai University and a bachelor’s degree in engineering from the Regional Engineering College in Jamshedpur. He has over 31 years of professional experience in “fast-moving consumer goods” (“FMCG”) companies, such as Cadbury’s, Hindustan Unilever and Pepsico India. He joined the Bank from IBM Global Services in April 2002.

Mr. Rakesh Singh is the Head of Investment Banking, Private Banking, International Banking, Digital Ecosystems and BaaS. He holds an MBA from the Institute of Management Technology, Ghaziabad and has over 30 years of experience in the financial sector. Prior to joining the Bank, he worked at Rothschild, Morgan Stanley, DSP Merrill Lynch, Standard Chartered Bank and ANZ Investment Bank. He serves as a trustee on the board of Society for Nutrition, Education and Health Action and as a Committee Member of the CII National Committee on Banking. He has served as a Nominee Director on the board of National Asset Reconstruction Company Limited.

Mr. Rahul Shukla is the Head of Commercial and Rural Banking. Mr. Shukla also handles Business Banking Working Capital, Rural Banking Group and Sustainable Livelihood Initiative. He holds a bachelor’s degree in technology from IIT Varanasi and an MBA from IIM, Bangalore. He has over 30 years of banking experience, and joined the Bank from Citibank in March 2018.

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

Mr. Raveesh K. Bhatia is the Head of Emerging Corporates Group and Healthcare Finance. In his current role, he is responsible for extending the wide range of the Bank’s products and services to the mid-market segment and healthcare segment. Prior to his current role, he served as the Head for Corporate Banking—North & PSU Coverage. Mr. Bhatia joined the Bank in 2009 and during his stint with the Bank, he has been instrumental in growing the North franchise in PSUs and large corporates. In the last three years he has spearheaded the growth in the mid-market business across India. He has over three decades of work experience. Prior to joining the Bank, he worked with international banks such as ABN AMRO Bank, BNP Paribas and Standard Chartered Bank and did consulting for SB Billimoria. Mr. Bhatia holds an MBA from IIM Ahmedabad.

Ms. Smita Bhagat is the Head of Retail Branch Banking I, RTFX and Alternate Channel and Partnership (East, North and Central India Region). She holds bachelor’s degrees in arts, economics and statistics, a master’s degree of commerce in financial management, and an MBA from the University of Rajasthan. She has more than 30 years of experience in banking, and joined the Bank from ICICI Bank in 1999.

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

Mr. S. Sampath Kumar is the Head of Retail Branch Banking II (West, Gujarat and South Region). He has over 31 years of experience and is an alumnus of the University of Madras, Tamil Nadu.

Mr. Sanmoy Chakrabarti serves as the Group Chief Risk Officer at the Bank. He brings over two decades of experience in Risk Management, having previously led the department across all segments of the Bank. Over the years, Mr. Chakrabarti has held senior leadership roles within the Bank and across financial institutions in multiple Asian markets. His expertise spans credit, market, liquidity, operational, and enterprise risk, with a focus on building resilience in a dynamic financial environment. He holds a master’s degree in qualitative economics from the Indian Statistical Institute.

Mr. Vinay Razdan was the Chief Human Resources Officer until his resignation effective June 18, 2025. He is an alumnus of Delhi University and holds a postgraduate qualification in personnel management and industrial relations from XLRI, Jamshedpur. Mr. Razdan has over 37 years of experience in different roles within the human resources function (out of which more than 19 years have been as chief experience officer across different industries) and has worked across several geographies and industry segments. He has held leadership positions with leading organizations in the FMCG, IT Services and Telecommunication sectors. He joined the Bank in September 2018.

Mr. Abhijit Singh is the Head of BaaS, Digital Ecosystem Banking and International Banking. Mr. Abhijit Singh joined from HDFC Limited, where he was a member of Executive Management and Chief Information Technology & Digital Officer. He has an MBA in Finance from Jamnalal Bajaj Institute of Management Studies, Mumbai, India and holds a bachelor’s degree in engineering from the University of Mumbai. He was the Chief Operating Officer (“COO”) and Chief Technology Officer (“CTO”) at OakNorth

Bank, London. Before OakNorth, he worked with ICICI Bank in various senior positions, including Head – Technology Group. He has international banking experience through his stints at RBS, ANZ, and ABN AMRO Bank. Mr. Singh is a veteran in Banking technology, emerging technology and fintech with over 25 years of extensive background in product development, large-scale digital transformation, project execution and running of Operations of a digital bank. In a career spanning multiple countries, he has worked alongside diverse internal teams and partners across European MNC Banks, large Indian Private Sector Banks and a UK Challenger Bank. He has done pioneering work in emerging technologies like blockchain and aiding in large organizations’ digital transformation.

Mr. Prashant Ramesh Mehra is the Head – Retail Debt & Portfolio Management and Credit Intelligence & Control (“CIC”) at HDFC Bank. In this role, he is responsible for ensuring the portfolio quality, debt management and NPA control for the retail lending product segments of the Bank (Vehicle loans, Unsecured loans, Mortgages, Cards, Agriculture & Microfinance). Additionally, Mr. Mehra also oversees the fraud management framework across the various asset and liability products and ensures adequate controls that lead to better predictive as well as preventive fraud control for the Bank. Mr. Mehra has been with the Bank since December 1998 and has since managed various roles in the Credit function to ensure a robust lending architecture is in place. He has been with the credit division of the Bank since its foray into the retail lending business. He holds a bachelor’s degree in production engineering and an MBA from Mumbai University and he started his career with Mahindra and Mahindra, Auto Motive division, before moving to GE Countrywide and, after a stint of two and a half years there, joining the Bank in 1998.

Mr. Sumant Vinay Rampal is the Head of Mortgage Business (Home loans and LAP). Until March 31, 2024, he was Head—Business Banking Working Capital, Rural Banking Group and Sustainable Livelihood Initiative. Each of these three verticals is a high growth segment for the Bank. Under his leadership, the Bank was acknowledged as the Best SME Bank by SIDBI for 2019-2020, by Asia Money 2021-22, Euro Money 2021-22 and Asia Money 2022-23. The Bank is the largest banking service provider in this space. Mr. Rampal has been a Corporate and Wholesale banker throughout his two-and-a-half decade career with the Bank. He joined the Bank in 1999 as a Relationship Manager in the Corporate Banking division. He managed some of the leading Indian and MNC corporates before moving to the Mid-Market Group as Regional Head – West. He contributed significantly towards building the Mid-Market Business vertical. He is also very actively involved in digitization and PSL initiatives of the Bank and has been part of various internal teams and core groups to spearhead such initiatives. Mr. Rampal is an alumnus of the Symbosis Institute of International Business.

Mr. Ravi Santhanam is Chief Marketing Officer and Head – Direct to Consumer Business at the Bank. He is responsible for driving the digital origination and fulfillment of all Bank products and all Direct to Consumer products of the Bank. He has played a key role in establishing the customer centricity practice at the Bank by setting up the NPS system across the Bank. Mr. Santhanam has previously led Liability Products and Managed Programs as well as Corporate Communications at the Bank. Prior to the Bank, Mr. Santhanam worked with Vodafone as Business Head for the Uttar Pradesh market. In 2013, he was given the responsibility to lead the new business vertical of Data, Devices, and Content & Innovation in Mumbai. He has also worked with Reliance Communications, ICICI Bank and PowerGen in leadership roles, spanning across Strategy, M&A and Business. He was the only CMO from India to be featured in the top 50 list of Forbes “The World’s Most Influential CMOs 2020”. He has over 28 years of experience. Mr. Santhanam has a mechanical engineering degree from Anna University and is also an alumnus of Indian Institute of Management Calcutta and Harvard Business School.

Mr. Sundaresan M. is Head of Retail Credit Strategy & Control at the Bank, bringing nearly three decades of expertise in the retail financial services sector. Since joining the Bank in 2002 at the inception of the Credit Card division, he has been instrumental in shaping and managing credit risk strategies across all the retail lending products of the Bank. His portfolio of expertise spans policy development, credit strategy, risk analytics, underwriting, and collections, all of which have significantly bolstered the growth and quality of the Bank’s retail assets and payment services. As a seasoned leader, he continues to drive industry leading excellence and innovation within the Bank’s retail credit landscape. He has a degree in mechanical engineering from PSG Tech, Coimbatore, has honed his leadership and strategic skills at the Indian Institute of Management, Lucknow, and further enriched his global business perspective through the Executive Leadership Program at Harvard Business School. Prior to his tenure at the Bank, he worked with the retail business of GE Capital, India, leveraging his insights to deliver impactful results.

Mr. Sudhir Kumar Jha is the Head of Legal and Group General Counsel of the Bank. He is a qualified lawyer from Campus Law Center, University of Delhi and with a specialization training in International Trade and Finance from Oxford University and a master’s degree in Financial Management from Jamnalal Bajaj Institute of Management Studies (“JBIMS”), Mumbai University. Currently he is pursuing doctorate research in finance with interdisciplinary interplay of Law and Economics from XLRI, Jamshedpur. He is a corporate lawyer with varied experience in the field of manufacturing, NBFC, banking, insurance, asset reconstruction and real estate sectors. He has been ranked as one of the top 100 general counsels in India by Legal 500 UK and was also a recipient of Star Echelon Award 2017 in the Indian Leadership Award 2017 and BW Legal World Top 100 General Counsel 2022-23. In addition to handling Structured products / Securitisation and M&A, he has also been a Working Group Member for framing the SARFAESI Act and was deputed for setting up the first Asset Reconstruction Company of India (“ARC”) in the year 2000; a part of group drafting and finalizing detailed RBI Regulations with regard to Takeover and Control by ARCs, a part of the RBI Working Group for re-evaluating securities laws relating to movable and immovable properties, a part of the Advisory Group for advising and finalizing of Company Regulations implemented by the Competition Commission of India (“CCI”), of assistance to ARCs under advice made of the Board of CCI with regard to advocacy, Competition Rules, Securitization, the IT sector and Sports laws, and a visiting member of faculty for the Executive Education Program of XLRI, Jamshedpur, in the area of corporate governance, the Xaviers Institute Management of Research, Mumbai, for business laws and financial regulations and the JBIMS, Mumbai, for the MHRDM program in “Building a Learning Organization”.

Mr. Vinayak Mavinkurve is the Head of Realty Business Finance at the Bank. Before joining the Bank, Mr. Mavinkurve was a member of Executive Management at HDFC Limited, responsible for Real Estate Lending, Corporate Lending and Stressed Asset Book in the Real Estate Sector as well as the Proprietary Investment Book of the Company. As a Credit Forum member and head of the department, he has worked closely with branches to enable fresh loan approvals, monitor business targets and help transition from NHB regulation to RBI regulation. He has been actively involved in engagement with the RBI at the time of the RBI issuance of the HFC regulation. Mr. Mavinkurve began his career at IFCI Limited in 1994 as an Industrial Finance Officer. He later joined IDFC Limited as an Assistant Vice President in 1998 and worked there until 2015 where his last role was Group Head – Project Finance. In May 2015, he transitioned to IDFC Bank Limited and was a Co-Head – Client Coverage until December 2018. Mr. Mavinkurve holds a B.Tech (Bachelor of Technology) degree in Electrical Engineering from VJTI, Mumbai and an MMS degree from NMIMS, Mumbai.

Mr. Gourab Roy is the Head of Transaction Banking Operations. He has a master’s degree in commerce. He has over 33 years of experience in the financial services industry. He started his career at ABN Amro Bank in 1992 and thereafter joined Axis Bank (formerly known as UTI Bank) in 1995 prior to joining the Bank in 1996.

Mr. N. Srinivasan is the Head of Lending Operations. He is a Chartered Accountant, Cost Accountant and a Company Secretary. He has over 34 years of experience in Financial Services including 29 years in Banking Operations. Having joined the Bank in 1996, he has had experience in Corporate Banking, Business Process Reengineering, Large Systems, and Project Development and Management and heads Operations related to Term Loans Disbursements, Limits Set-ups, Operations policies and procedures, Regulatory reporting, Collateral Perfection and Custody, and Digital operations of all wholesale and retail advances of the Bank.

Mr. Sanjay D’Souza is the Head of the Emerging Enterprises Group and Micro Enterprise Group at the Bank, based in Mumbai. He is a seasoned banking professional with 33 years of overall experience, 25 of which have been with the Bank. Having joined the Bank in 1999, he has effectively navigated various roles that span the continuum from credit to business functions. His extensive experience encompasses multiple credit functions, including Retail Credit (Loans against Securities, Credit Card Policy, Merchant Acquiring, Retail Trade, and Forex) as well as Wholesale Credit and Policy for SME lending and large-ticket mortgage loans. When Business Banking was established around 2003, he played a crucial role in leading the credit function for this segment, enabling business growth while ensuring adherence to the Bank’s credit policies and compliance frameworks. In October 2006, Mr. D’Souza transitioned from the credit side to the business side of the Bank, taking on the role of Business Head for the Emerging Enterprises Group. During his tenure in this position, he was instrumental in achieving a tenfold growth in the portfolio over approximately 7.5 years. In January 2024, he also took on the responsibilities associated with the Bank’s foray into the informal micro-segment, further expanding his portfolio as Business Head of both the Emerging Enterprises Group and the Micro Enterprises Group. Mr. D’Souza holds a master’s degree in management studies with a specialization in finance from the Sydenham Institute of Management Studies, as well as a bachelor’s degree in mechanical engineering from the National Institute of Technology, Karnataka.

Mr. Suketu Kapadia is the Head of Internal Audit at the Bank. Mr. Kapadia joined the Bank from IDFC First Bank where he spent close to eight years as the Chief Internal Auditor where he played a key role in setting up the Internal Audit Function. Prior to that, he spent nearly a decade with ICICI Bank, where he led various Internal Audit functions and related activities for diverse business lines in the bank and its subsidiaries. Mr. Kapadia is an audit professional with more than 29 years of experience in Assurance, Risk Management, Finance and Consulting. He has international experience having worked on assignments in the United States, Australia, UK, Southeast Asia and UAE. He also has extensive experience working with Audit Committees, Boards and other senior stakeholders. Mr. Kapadia is a Chartered Accountant and a member of The Institute of Chartered Accountants of India and holds a bachelor’s degree in commerce from Mumbai University. He is also a Certified Information Systems Auditor.

Mr. Vivek Capoor is the Head of Finance. He looks after the reporting of financials of the Bank under Indian GAAP, US GAAP and other frameworks and also oversees the corporate tax function. He graduated from the Sydenham College of Commerce and Economics and is a Chartered Accountant. He joined the Bank in 1998 in the Finance department. He has over 25 years of experience in the banking and finance sector and has served in the finance function in various roles covering Business MIS & Planning, ALM, capital raising, taxation and financial reporting. Mr. Capoor has been a member of committees and working groups constituted by ICAI and the RBI on emerging Accounting Standards and Financial Reporting.

Corporate Governance

Audit Committee (“AC”)

Brief Terms of Reference / Roles and Responsibilities

•

Review and discuss with management and the independent auditor the Bank’s annual financial statements, interim financial statements, auditor’s report thereon and all internal control reports before submission to the Board for approval, with particular reference to:

•	matters required to be included in the directors’ responsibility statement to be included in the Board’s report in terms of clause (c) of sub-section (3) of Section 134 of the Companies Act, 2013;

•	changes, if any, in accounting policies and practices and reasons for the same;

•	major accounting entries involving estimates based on the exercise of judgment by management;

•	significant adjustments made in the financial statements arising out of audit findings;

•	compliance with listing and other legal requirements relating to financial statements;

•	disclosure of any related party transactions;

•	modified opinion(s) in the draft audit report.

•	Overseeing the Bank’s compliance with legal and regulatory requirements.

•	Overseeing the independent auditor’s qualifications and independence.

•	Overseeing the performance of the Bank’s independent auditor and internal audit, compliance and vigilance functions.

•	Overseeing the Bank’s systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards adopted by the Bank.

•	Reviewing the disclosure required by Section 303A.11 of NYSE Continued Listing Standards in the Form 20-F.

•

Review of modus operandi’s/ findings of any internal investigations, quarterly analysis of suspected /actual frauds or irregularity reported by the Bank, failure of internal control system of material nature, etc.

•	Review important guidelines, circulars, notifications/ directions etc. issued by the RBI, SEBI, MCA and other regulatory bodies.

•	Review the functioning of the whistle blower mechanism.

•	Establish, review, and update periodically a code of business conduct and ethics and determine whether management has established a system to enforce this code.

•

Review of compliance with the Bank’s Share Dealing Code and SEBI (Prohibition of Insider Trading) Regulations, 2015 and verify that the systems for internal control are adequate and operating effectively.

•	Grant of approval / omnibus approval for related party transactions as defined in the Board-approved ‘Policy on Related Party Transactions’ of the Bank and for their subsequent modifications, if any.

•	Review at least on a quarterly basis, the details of related party transactions entered into by the Bank pursuant to each of the omnibus approvals given.

As of March 31, 2025, the AC consisted of Mr. M. D. Ranganath (Chairman), Mrs. Lily Vadera and Dr. (Mr.) Harsh Kumar Bhanwala. All members of the AC are Independent Directors. The AC met 17 times during fiscal year 2025.

Nomination and Remuneration Committee (“NRC”)

Brief Terms of Reference / Roles and Responsibilities

•

Formulating criteria for determining qualifications, positive attributes and independence of a director and recommending to the Board a policy relating to the remuneration of the directors, key managerial personnel and other employees.

•

Scrutinizing the nominations of candidature for the purpose of appointment as Directors, inter alia with reference to their qualifications and experience, confirming compliance with ‘Fit and Proper’ criteria, assessing competency of the persons and making suitable recommendations to the Board.

•	Reviewing compensation levels of the Bank’s employees vis-à-vis other banks and the banking industry in general.

•	Formulation of criteria and specifying manner for evaluation of performance of individual directors including independent directors, the Board of Directors and its Committees.

•

Formulation and administration of the Bank’s Employee Stock Options (“ESOP”) schemes, plans/ schemes for Restricted Stock Units (“RSUs”) and such other stock or stock-based incentive plans/schemes, including granting of ESOPs and RSUs and prescribing terms and conditions applicable to such instruments.

•

Overseeing the implementation of the respective Codes of Conduct & Ethics Policy of the Bank established and approved by the Board, applicable to the Board members as well as all employees of the Bank.

•	Recommending remuneration of whole-time directors as well as recommending appointment including remuneration of Senior Management Personnel to the Board.

As of March 31, 2025, the NRC consisted of Dr. (Mr.) Harsh Kumar Bhanwala (Chairman), Mr. Atanu Chakraborty, Mr. Sandeep Parekh and Mr. M. D. Ranganath. All members of the NRC are Independent Directors. The NRC met 17 times during fiscal year 2025.

Stakeholders’ Relationship Committee (“SRC”)

Brief Terms of Reference / Roles and Responsibilities

•

Monitoring the grievances/complaints relating to transfer/transmission of shares, non-receipt of annual reports, non-receipt of dividend, issue of duplicate share certificates and new certificates on split / consolidation / renewal, general meetings, non-receipt of interest on debentures / bonds, etc.;

•

Noting of investor service requests relating to transmission, sub-division/ splitting and consolidation of securities certificate, issue of letter of confirmation, claim from unclaimed suspense account, and to consider requests for dematerialization and re-materialization of shares.

•

Reviewing the measures taken for effective exercise of voting rights by shareholders and reviewing adherence to the service standards adopted in respect of various services being rendered by the Registrar & Share Transfer Agent.

•

Reviewing various measures and initiatives taken by the Bank for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants/annual reports/statutory notices by the shareholders of the Bank.

•	Resolving grievances of debenture holders, payment of interest/ principal, maintenance of security cover and any other covenants.

•	Noting of allotment of shares to the employees of the Bank on exercise of stock options and any other incentive-based instrument(s) granted under the various Schemes of the Bank.

As of March 31, 2025, the SRC consisted of Mr. Keki Mistry (Chairman), Mr. Sandeep Parekh, Mrs. Renu Karnad, Mr. Kaizad Bharucha, Mrs. Lily Vadera and Mr. V. Srinivasa Rangan. The SRC met five times during fiscal year 2025.

Mr. V. Srinivasa Rangan was inducted as a Member of the SRC with effect from March 27, 2025.

Mr. Ajay Agarwal, Company Secretary, Group Head- Secretarial and Group Oversight is the compliance officer of the Bank in accordance with the SEBI Listing Regulations.

Risk Policy and Monitoring Committee (“RPMC”)

Brief Terms of Reference / Roles and Responsibilities

•

Monitoring the compliance of risk parameters/aggregate exposures with the appetite set by the Board and ensuring that frameworks are established for assessing and managing various risks faced by the Bank, systems are developed to relate risk to the Bank’s capital level and methods are in place for monitoring compliance with internal risk management policies and processes.

•	Ensuring that the Bank has a suitable framework for Risk Management and oversees the implementation of the risk management policy.

•

Reviewing of the enterprise-wide risk frameworks viz. Risk Appetite framework (“RAF”), Internal Capital Adequacy Assessment Process (“ICAAP”), stress testing policy & framework, Enterprise Model Validation Policy, Group Risk Management Policy, Bank’s exposure to Central Counterparties (“CCP”) including exposures arising from trading through CCP and exposures arising from CCP membership obligations such as default fund contributions, outcome of Money Laundering and Terrorist Financing Risk Assessment etc.

•	Reviewing impaired credits and material risks faced by the subsidiaries.

•

Reviewing the cyber security framework of the Bank, evaluating the probable risks associated with cyber security and ensure that appropriate measures and procedures have been put in place to mitigate the same.

As of March 31, 2025, the RPMC consisted of Mrs. Lily Vadera (Chairperson), Mr. Atanu Chakraborty, Mr. M. D. Ranganath, Mr. Sandeep Parekh, Mrs. Renu Karnad and Mr. Sashidhar Jagdishan. The RPMC met 10 times during fiscal year 2025.

Credit Approval Committee

Brief Terms of Reference / Roles and Responsibilities

•

Evaluation and approval of credit appetite on borrower/counterparties proposed in credit appetite memorandum and product programs within the threshold ceilings in accordance with the Board approved Credit Polices and Procedure Manual, as amended from time to time.

As of March 31, 2025, the Credit Approval Committee consisted of Mr. Sandeep Parekh, Mr. Kaizad Bharucha and Mrs. Renu Karnad. The Credit Approval Committee met 28 times during fiscal year 2025.

Premises Committee

Brief Terms of Reference / Roles and Responsibilities

•

Approving the acquisition and / or leasing / leave & license including renewal of lease and leave & license, of any property / premises/ building/ commercial & residential plot, as proposed by the Central Infrastructure Team of the Bank, for the purpose of setting up of Branch / Back Office / ATM / Currency Chest / Residential Training Center/ Storage / Godown/ Guest House, etc., as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board.

•

Approving the acquisition of residential premises for the eligible employees of the Bank on lease / leave and license basis/ as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board.

•

Approving any other acquisition of property / space, which is proposed by the Central Infrastructure Team of the Bank, as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board.

•

Approving the construction of office building, residential tower etc. on (freehold / leasehold) properties acquired by the Bank as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board.

•	Approving the divestment of Bank owned properties / land parcel / flats, etc., not gainfully utilised.

As of March 31, 2025, the Premises Committee consisted of Mrs. Renu Karnad (Chairperson), Mr. Sandeep Parekh, Dr. (Mrs.) Sunita Maheshwari and Mr. V. Srinivasa Rangan. The Premises Committee met four times during fiscal year 2025.

Mr. V. Srinivasa Rangan was inducted as a Member of the Premises Committee with effect from March 27, 2025.

Fraud Monitoring Committee (“FMC”)

Brief Terms of Reference / Roles and Responsibilities

•	Identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to plug the same.

•	Identifying the reasons for delay in detection, if any, reporting to top management of the Bank and the RBI.

•	Monitoring progress of CBI / Police Investigation, and recovery position.

•	Ensure that staff accountability is examined at all levels in all the cases of frauds and staff side action, if required, is completed quickly without loss of time.

•	Reviewing the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls.

•	Put in place other measures as may be considered relevant to strengthen preventive measures against commission of frauds.

•	Monitoring and reviewing the Red Flag Accounts as and when they are classified as per the guidelines prescribed by the RBI.

•	Monitoring the progress of mitigating steps taken by the Bank in case of electronic frauds and the efficacy of the same in containing fraud numbers and values.

•

Reviewing and monitoring cases of frauds, including root cause analysis, and suggest mitigating measures for strengthening the internal controls, risk management framework and minimising the incidence of frauds.

As of March 31, 2025, the FMC consisted of Dr. (Mr.) Harsh Kumar Bhanwala (Chairman), Mrs. Lily Vadera, Mrs. Renu Karnad, Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha. The FMC met four times during fiscal year 2025.

Customer Service Committee (“CSC”)

Brief Terms of Reference / Roles and Responsibilities

•

Formulation of comprehensive deposit policy incorporating the issues arising out of the demise of a depositor for operation of his account, the product approval process, annual survey of depositor satisfaction and the triennial audit of such services.

•	Striving for continuous improvements in the quality of customer services provided by the Bank.

•

Overseeing the function of the Standing Committee on Customer Service, and also bring out innovative measures for enhancing the customer experience and quality of customer service thereby enhancing the customer satisfaction level across all categories of clientele, at all times.

As of March 31, 2025, the CSC consisted of Mr. Sandeep Parekh (Chairman), Dr. (Mrs.) Sunita Maheshwari, Mr. Sashidhar Jagdishan and Mr. Bhavesh Zaveri. The CSC met five times during fiscal year 2025.

Mr. Sandeep Parekh was appointed as a Chairman of the Committee with effect from September 20, 2024. Mr. Kaizad Bharucha ceased to be a Member of the CSC and Mr. Bhavesh Zaveri was inducted as a Member of the CSC, in each case with effect from March 27, 2025.

CSR & ESG Committee

Brief Terms of Reference / Roles and Responsibilities

•	Formulation of Bank’s CSR and ESG Strategy, Policy and Goals and recommending the CSR Annual Action Plan to the Board.

•	Identification of the areas of CSR activities and recommend to the Board the amount of CSR expenditure.

•	Monitoring the Bank’s CSR policy and performance.

•	Reviewing the CSR projects / initiatives from time to time.

•	Ensuring legal and regulatory compliance from a CSR viewpoint.

•	Ensuring reporting and communication to the Bank’s stakeholders on the Bank’s CSR activities.

•	Monitoring the Bank’s ESG Framework, strategy, goals and disclosures

As of March 31, 2025, the CSR & ESG Committee consisted of Dr. (Mrs.) Sunita Maheshwari (Chairperson), Dr. (Mr.) Harsh Kumar Bhanwala, Mr. Santhosh Keshavan, Mrs. Renu Karnad and Mr. Kaizad Bharucha, The CSR & ESG Committee met five times during fiscal year 2025.

Dr. (Mr.) Harsh Kumar Bhanwala and Mr. Santhosh Keshavan were inducted as Members of the CSR & ESG Committee with effect from October 19, 2024 and March 27, 2025, respectively.

IT Strategy Committee

Brief Terms of Reference / Roles and Responsibilities

•	Approving IT strategy and related policy documents and reviewing the same from time to time and ensuring that the management has put an effective strategic planning process in place.

•	Approving the Bank’s IT strategy and budget to ensure it aligns with the business needs and approving re-allocation of resources within IT to facilitate meeting priorities and business needs.

•	Reviewing and approving IT implementation plans and providing guidance on the review of third-party assessment outcomes, risks and compliance pertaining to IT outsourcing.

•	Review the plans for managing IT Security and mitigating potential vulnerabilities and overseeing IT risks and controls and reviewing actions taken by the IT department to address such risks.

•

Framing of the Bank-level strategy and action plans for achieving the target of digital transactions in an organized manner, as may be set by the Government, regulatory authorities, Indian Banks’ Association, etc. from time to time.

•	Monitoring the progress of achievement in digital transactions in line with the Bank’s strategy and action plans.

•	Exploring new opportunities for increasing the digital transactions of the Bank from time to time and providing necessary directions in implementing and improving high level of digitalization in Bank.

•	Reviewing the Digital Banking strategy of the Bank as and when required thereby providing direction on focus areas.

•

Reviewing the progress made on the initiatives relating to Digital Banking covering performance initiatives as determined by the Board and the Government of India from time to time and reviewing the customer services rendered on digital platform from time to time.

As of March 31, 2025, the IT Strategy Committee consisted of Mr. Santhosh Keshavan (Chairman), Dr. (Mrs.) Sunita Maheshwari, Mr. Atanu Chakraborty, Mr. M. D. Ranganath, Mr. Sashidhar Jagdishan, Mr. V. Srinivasa Rangan and Prof. H. Krishnamurthy (external IT consultant). The IT Strategy Committee met five times during fiscal year 2025.

Dr. (Mrs.) Sunita Maheshwari ceased to be a Chairman of the Committee with effect from November 27, 2024. Mr. Santhosh Keshavan was inducted as a Member with effect from November 18, 2024 and as a Chairman of the Committee with effect from November 27, 2024. Mr. V. Srinivasa Rangan was inducted as a Member of the IT Strategy Committee with effect from March 27, 2025.

Review Committee for Willful Defaulters’ Identification

Brief Terms of Reference / Roles and Responsibilities

•	Providing an opportunity for a personal hearing to the borrower, guarantor, promoter, director, or persons who are in charge and responsible for the management of the affairs of the defaulting entity;

•

In case the opportunity is not availed of or if the personal hearing is not attended by the borrower, guarantor, promoter, director, or persons who are in charge and responsible for the management of the affairs of the defaulting entity, assessing the facts or material on record, including written representation, if any, and considering the proposal of the Executive Identification Committee and making a decision; and

•	Passing a reasoned order and communicating the same to the willful defaulter.

As of March 31, 2025, the Review Committee for Willful Defaulters’ Identification consisted of Mr. Sashidhar Jagdishan (Chairman), Mr. M. D. Ranganath, Mr. Sandeep Parekh, and Mr. Bhavesh Zaveri. The Review Committee for Willful Defaulters’ Identification met two times.

Mr. Kaizad Bharucha ceased to be a Member of the Review Committee for Willful Defaulters’ Identification and Mr. Bhavesh Zaveri was inducted as a Member of the Review Committee for Willful Defaulters’ Identification, in each case with effect from March 27, 2025.

Review Committee for Non-Cooperative Borrowers

The Board has constituted a Review Committee to review matters related to non-cooperative borrowers, which are handled by the Internal Committee of Executives appointed for this purpose and any other matters as may be decided by the Board from time to time.

As of March 31, 2025, the Review Committee for Non-Cooperative Borrowers consisted of Mr. Sashidhar Jagdishan (Chairman), Mr. M. D. Ranganath, Mr. Sandeep Parekh, and Mr. Bhavesh Zaveri. No meetings of the Review Committee for Non-Cooperative Borrowers were held during fiscal year 2025.

Mr. Kaizad Bharucha ceased to be a Member of the Review Committee for Non-Cooperative Borrowers and Mr. Bhavesh Zaveri was inducted as a Member of the Review Committee for Non-Cooperative Borrowers, in each case with effect from March 27, 2025.

Investments Strategy Committee

Brief Terms of Reference / Roles and Responsibilities

•

Exploring and evaluating feasibility of various monetization initiatives and potential opportunities in respect of investment/divestment in the various subsidiary and/or group companies of the Bank, including but not limited to sale, divestment of equity stake, monetising investments under the process of Initial Public Offer or Further Public Offer or other strategies.

•	Appointing merchant bankers / legal advisors / consultants and other agencies towards such exploration/ evaluation of potential investment/ divestment opportunities, as it may deem fit.

•	Reviewing progress, for the proposals approved by the Committee/Board of Directors or provide the relevant recommendations, if any, to the Board.

As of March 31, 2025, the Investments Strategy Committee consisted of Mr. Keki Mistry (Chairman), Mr. M. D. Ranganath, and Mr. Sandeep Parekh. The Investments Strategy Committee met 15 times during fiscal year 2025.

Committee for Resolution of NCLT Matters

Brief Terms of Reference / Roles and Responsibilities

•	Reviewing and deciding on requests/ requirements involving principal write-off of over Rs. 50 million and up to Rs. 5 billion only for wholesale & SME accounts.

•	Deciding on voting in favour or against a proposal submitted to the CoC/ lenders in relation to the above categories of loans, for and on behalf of the Bank.

As of March 31, 2025, the Committee for Resolution of NCLT Matters consisted of Mr. Sandeep Parekh (Chairman), Mr. Kaizad Bharucha, Mr. V. Srinivasa Rangan, and Dr. (Mr.) Harsh Kumar Bhanwala. The Committee for Resolution of NCLT Matters met three times during fiscal year 2025. Mr. Sandeep Parekh was appointed as Chairman of the Committee with effect from March 27, 2025 and Dr. (Mr.) Harsh Kumar Bhanwala was inducted as a Member of the Committee with effect from March 27, 2025.

Meeting of the Independent Directors

The Independent Directors convene separate meetings to discuss various issues at their discretion without the presence of the management of the Bank. The main objective of such meetings is for the Independent Directors to evaluate the performance of the whole-time directors and the overall performance of the Board and its committees.

At the meetings, apart from conducting performance evaluations, the Independent Directors assess the quality, quantity and timeliness of the flow of information between the Bank’s management and the Board.

The Independent Directors met Nine (9) times during the year on June 18, 2024, July 19, 2024, August 21, 2024, September 19, 2024, October 18, 2024, November 26, 2024, January 21, 2025, February 19, 2025 and March 27, 2025. All Independent Directors were present at all the Meetings except for the following wherein leave of absence was granted:

•	Dr. (Mrs.) Sunita Maheshwari could not attend the Independent Directors’ meetings held on August 21, 2024, September 19, 2024, October 18, 2024 and February 19, 2025;

•	Mr. M. D. Ranganath could not attend the Independent Directors’ meetings held on September 19, 2024 and October 18, 2024; and

•	Mr. Santhosh Keshavan could not attend the Independent Directors’ meeting held on February 19, 2025.

Committees of Executives

We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.

Borrowing Powers of Directors

At our 21st Annual General Meeting held on July 21, 2015, our shareholders passed a special resolution pursuant to Section 180(1)(c) of the Companies Act authorizing the Board of Directors of the Bank (hereinafter referred to as “Board” and which term shall be deemed to include any Committee of the Board or any other persons to whom powers are delegated by the Board as permitted under the Companies Act or rules thereunder) to borrow, for the purpose of conducting the Bank’s business, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money so borrowed and the monies to be borrowed from time to time (apart from (i) temporary loans obtained from the companies banker in the ordinary course of business and (ii) acceptances of deposits of money from the public repayable on demand or otherwise and withdrawable by cheque, draft, order or otherwise, as well as temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed the aggregate of the paid-up capital of the Bank and its free reserves, provided that the total outstanding amount of such borrowings shall not exceed Rs. 500.0 billion over and above the aggregate of the paid-up capital of the Bank and its free reserves at any time.

Further at our 30th Annual General Meeting held on August 9, 2024, our shareholders passed a special resolution authorizing the Board to borrow/raise funds by issuing unsecured Perpetual Debt Instruments (part of Additional Tier I Capital), Tier II Capital Bonds and Long-Term Bonds (financing of infrastructure and affordable housing), on a private placement basis and/or for making offers and/

or invitations therefor and/or issue(s)/issuances therefor, on a private placement basis, even if the amount to be borrowed/raised exceeds/will exceed the limit as specified in clause (c) of sub-section (1) of Section 180 of the Companies Act for a period of one year from the date thereof, in one or more tranches and/or series and under one or more shelf disclosure documents and/or one or more issues/letters of offer or such other documents or amendments/revisions thereof and on such terms and conditions for each series/tranche including the price, coupon, premium, discount, tenor, listing, etc. as may be deemed fit by the Board, as per the structure and within the limits permitted by the RBI, of an amount in aggregate not exceeding Rs. 600.0 billion.

At its meeting held on April 19, 2025, the Board approved the annual renewal of issuance of Perpetual Debt Instruments (part of Additional Tier I Capital), Tier II Capital Bonds and Long-Term Bonds (financing of infrastructure and affordable housing) up to a total amount of Rs. 600.0 billion for a period of twelve months following the date of approval by shareholders, on a private placement basis.

Compensation of Directors and Members of Our Senior Management

The compensation arrangements for our Chairperson, Managing Director, Deputy Managing Director and Executive Directors are approved by the shareholders and the RBI on the recommendation of our Board of Directors.

During fiscal year 2025, the aggregate amount of compensation paid to our Managing Director, Deputy Managing Director, Executive Directors and members of our senior management as of March 31, 2025, was Rs. 1,272.7 million. This remuneration includes basic salary, allowances, performance bonus, and cash allowances in lieu of perquisites or the taxable value of perquisites (if availed of) as computed under the income tax rules, but excludes gratuities, provident fund settlements, superannuation settlements and perquisites upon the exercise of stock options.

All the Non-Executive Directors, including the Independent Directors and the Chairman, receive sitting fees and reimbursement of out of pocket expenses for attending each meeting of the Board and its various Committees. No stock options are granted to any of the Non-Executive Directors.

Pursuant to the provisions of the Companies Act, and as approved by the Board of Directors of the Bank, Non-Executive Directors (“NEDs”) receive sitting fees of Rs. 50,000 or Rs. 100,000 per meeting for attending Committee and Board meetings, respectively.

The sitting fees for attending meetings of the Board, Audit Committee, Nomination & Remuneration Committee, Risk Policy & Monitoring Committee, Customer Service Committee, Credit Approval Committee, IT Strategy Committee, Investments Strategy Committee and meeting of Independent Directors are Rs. 100,000 per meeting, per NED.

For other committees, the sitting fees are Rs. 50,000 per meeting per NED, i.e., the Stakeholders’ Relationship Committee, CSR & ESG Committee, Fraud Monitoring Committee, Review Committee for Willful Defaulters’ Identification, Review Committee for Non-Cooperative Borrowers, Premises Committee, and Committee for Resolution of NCLT Matters. The Board at its meeting held on March 27, 2025 approved the increase in amount of sitting fees payable to the members of the Stakeholders’ Relationship Committee, CSR & ESG Committee, Fraud Monitoring Committee and Premises Committee from Rs. 50,000 to Rs. 100,000 per meeting, with effect from the said date.

The details of the remuneration payable during fiscal year 2025 to Mr. Sashidhar Jagdishan, Managing Director and CEO, Mr. Kaizad Bharucha, Deputy Managing Director, Mr. Bhavesh Zaveri, Executive Director and Mr. V. Srinivasa Rangan, Executive Director, are as follows:

Particulars	Sashidhar Jagdishan		Kaizad Bharucha		Bhavesh Zaveri		V. Srinivasa Rangan
	(Rs. in million, except stock options)
Basic	30.9		28.1		19.1		36.1
Allowances and perquisites	34.6		32.5		21.4		21.5
Provident fund	3.7		3.4		2.3		4.3
Superannuation	4.6		4.2		2.9		5.4
Performance bonus	46.7	(2)	42.0	(3)	19.5	(4)	2.1	(5)
Number of stock options granted during the year(6)	212,052	(7)	130,206	(8)	78,602	(9)	603,126	(10)

1.

Mr. Aditya Puri retired as Managing Director and CEO of the Bank at the close of business hours on October 26, 2020. Mr. Aditya Puri was paid cash variable pay of Rs. 71.1 million for the performance period April 1, 2020 to October 26, 2020. The same was approved by the RBI vide its letter dated March 23, 2022. In accordance with RBI directions, 40 percent of the above-mentioned cash variable pay, i.e., Rs. 28.4 million, was paid in the fiscal year 2021–22, and the balance 60 percent of the cash variable pay was to be deferred and subject to payment over a period of three years in three equal instalments. The three tranches of the aforementioned deferred amount of Rs. 42.6 million, i.e., three tranches of Rs. 14.2 million (each computed as one third of Rs. 42.6 million) were paid in April 2023, April 2024 and April 2025, respectively, in line with the RBI directive.

2.

Sashidhar Jagdishan, Managing Director and CEO, was paid total cash variable pay of Rs. 46.7 million (this also included payment received as part of deferred cash variable of previous years paid to Mr. Sashidhar Jagdishan in the fiscal year 2024-25) and comprised the following:

i)

Per RBI directions, 50 percent of the cash variable pay for the performance year 2023-24, i.e., Rs. 26.3 million (computed as one half of the total cash variable pay approved by the RBI, which was Rs. 52.5 million) was paid in January 2025.

ii)	Per RBI directions, Tranche 1 of the deferred cash variable pay for the performance year 2022-23 i.e., Rs. 8.3 million, was paid on April 23, 2025.
iii)	Per RBI directions, Tranche 2 of the deferred cash variable pay for the performance year 2021-22 i.e., Rs. 8.6 million, was paid on April 23, 2025.
iv)	Per RBI directions, Tranche 2 of the deferred cash variable pay for the performance year 2020-21 i.e., Rs. 3.5 million, was paid on July 25, 2024.
3.

Mr. Kaizad Bharucha, Deputy Managing Director, was paid total cash variable pay of Rs. 42.0 million (this also included payment received as part of deferred cash variable of previous years paid to Mr. Kaizad Bharucha in the fiscal year 2024-25) and comprised the following:

i)

Per RBI directions, 50 percent of the cash variable pay for the performance year 2023-24, i.e. Rs. 23.1 million (computed as one half of the total cash variable pay approved by the RBI, which was Rs. 46.2 million), was paid on April 23, 2025.

ii)	Per RBI directions, Tranche 1 of the deferred cash variable pay for the performance year 2022-23 i.e., Rs. 6.8 million, was paid on April 23, 2025.
iii)	Per RBI directions, Tranche 2 of the deferred cash variable pay for the performance year 2021-22 i.e., Rs. 6.2 million, was paid on April 23, 2025.
iv)	Per RBI directions, Tranche 2 of the deferred cash variable pay for the performance year 2020-21 i.e., Rs. 5.9 million, was paid on April 23, 2025.
4.

Mr. Bhavesh Zaveri, Executive Director (designated on April 19, 2023), was paid total cash variable pay of Rs. 19.5 million (this also included payment received as part of deferred cash variable of previous years paid to Mr. Bhavesh Zaveri in fiscal year 2024-25 for both the period after his designation as an Executive Director and the period prior to said designation), and comprised the following:

i)

Per RBI directions, 50 percent of the cash variable pay for the performance year 2023-24, i.e., Rs. 13.2 million (computed as one half of the total cash variable pay approved by the RBI, which was Rs. 26.4 million), was paid in January 2025.

ii)	Per RBI directions, Tranche 1 of the deferred cash variable pay for the performance year 2022-23 i.e., Rs. 1.3 million, was paid in September 2024.
iii)	Per RBI directions, Tranche 2 of the deferred cash variable pay for the performance year 2021-22 i.e., Rs. 2.7 million, was paid on September 2024.
iv)

Per RBI directions, Tranche 2 of the deferred cash variable pay for the performance year 2020-21 i.e., Rs. 2.3 million, of which Rs 1.0 million was paid on October 2024 and Rs. 1.3 million was paid in January 2025.

5.

Mr. V. Srinivasa Rangan, Executive Director (designated on November 23, 2023), was paid total cash variable pay of Rs. 2.1 million (this also included payment received as part of deferred cash variable of previous years paid to Mr. V. Srinivasa Rangan in the fiscal year 2024-25) and comprised the following:

i) Per RBI directions, 50 percent of the cash variable pay for the performance year 2023-24, i.e., Rs. 2.1 million (computed as one half of the total cash variable pay approved by RBI, which was Rs. 4.2 million), was paid in January 2025.

6.

The vesting schedule for the stock options is as follows: 25 percent after expiry of twelve months from date of grant, 25 percent after expiry of 24 months from the date of grant, 25 percent after expiry of 36 months from the date of grant and the remaining 25 percent of options after expiry of 48 months from the date of grant. The vested options need to be exercised within a period of four years from the respective dates of their vesting, failing which, they shall lapse forthwith.

7.

Mr. Sashidhar Jagdishan was granted a total of 212,052 employee stock options with a face value of Rs. 1.0 each at a grant price of Rs. 1,677.3 for the performance year 2023-24 on January 30, 2025, which was approved by the RBI vide its letter dated January 7, 2025.

8.

Mr. Kaizad Bharucha was granted a total of 130,206 employee stock options with a face value of Rs. 1.0 each at a grant price of Rs. 1,677.3 for the performance year 2023-24 on May 10, 2025, which was approved by the RBI vide its letter dated January 7, 2025.

9.

Mr. Bhavesh Zaveri was granted a total of 78,602 employee stock options with a face value of Rs. 1.0 each at a grant price of Rs. 1,677.3 for the performance year 2023-24 on January 30, 2025, which was approved by the RBI vide its letter dated January 7, 2025.

10.	Mr. V. Srinivasa Rangan was granted a total of 603,126 employee stock options in fiscal year 2024-25 as follows:

i)

477,150 employee stock options with a face value of Rs. 1.0 each, at a grant price of Rs. 1,605.05, as a one-time grant for the period 2020-2023 for HDFC Limited’s pre-Transaction performance, during which he was an Executive Director. This was granted on July 30, 2024.*

ii)

125,976 employee stock options with a face value of Rs. 1.0 each, at a grant price of Rs. 1,677.3, for the performance year 2023-24, on January 30, 2025, which was approved by the RBI vide its letter dated January 7, 2025.

*

The vesting schedule for the stock options granted to Mr. V. Srinivasa Rangan on July 30, 2024 is as follows: 33 percent after expiry of 12 months from date of grant, 33 percent after expiry of 24 months from the date of grant and the remaining 34 percent after expiry of 36 months from the date of grant.

For additional information about the terms of stock options, including exercise prices, see “Management—Employees’ Stock Options”.

The Bank provides a gratuity scheme for the benefit of all employees who have completed a minimum of five years of continuous service, including our Managing Director, Deputy Managing Director, Executive Directors and officers. This scheme provides for the payment of a gratuity in the form of a lump-sum payment upon the retirement, termination or resignation of employment or death while in employment of employees in an amount equal to 15 days’ base salary (30 days for HDFC Limited employees up to July 1, 2023), payable for each completed year of service. The Bank makes annual contributions to a gratuity fund administered by trustees and managed by insurance companies. The Bank accounts for the liability of future gratuity benefits based on an independent external actuarial valuation, which is carried out annually. Perquisites, which are evaluated as per the income tax rules, where applicable, or, alternatively, at the actual cost to the Bank, are also provided to directors. Available perquisites include furnished accommodation, including gas, electricity, water, telephone, furnishings and the use of a vehicle, club fees, personal accident insurance, reimbursement for medical expenses, leave travel concessions and retirement benefits, such as provident funds, superannuation fund gratuity and National Pension Scheme. See Note 25 “Retirement Benefits” in our consolidated financial statements.

The details of sitting fees and remuneration paid to Non-Executive Directors during fiscal year 2025 are as follows:

Director	Sitting Fees (in Rs.)	Remuneration (in Rs.)
Mr. Atanu Chakraborty	5,500,000	4,858,871
Mr. M.D. Ranganath	8,200,000	3,000,000
Mr. Sandeep Parekh	10,500,000	3,000,000
Dr. (Mrs.) Sunita Maheshwari	3,150,000	3,000,000
Mrs. Lily Vadera	5,450,000	3,000,000
Dr. (Mr.) Harsh Kumar Bhanwala	6,000,000	3,000,000
Mr. Santhosh Keshavan(1)	1,200,000	1,111,644
Mr. Keki Mistry	3,050,000	3,000,000
Mrs. Renu Karnad	6,000,000	3,000,000
Total	49,050,000	26,970,515

(1)	Mr. Santhosh Keshavan was appointed as an Independent Director of the Bank with effect from November 18, 2024.

Note:

Pursuant to the circular issued by the RBI on “Review of Fixed Remuneration Granted to Non-Executive Directors” dated February 9, 2024, read with the RBI circular and subsequent resolution passed by the shareholders of the Bank through Postal ballot on March 29, 2024, the remuneration paid to Non-Executive Directors except the Part-time Chairman is currently Rs. 3.0 million per annum per Non-Executive Director. The Non-Executive Directors of the Bank, other than the Part-time Chairman, were paid such compensation for the fiscal year 2025 in addition to payment of sitting fees and reimbursement of expenses for attending the Board and Committee meetings.

Further, pursuant to approval of the shareholders of the Bank through postal ballot on May 3, 2024 and the RBI, Mr. Atanu Chakraborty was re-appointed as the Part-time Chairman and Independent Director of the Bank for a period of three (3) years with effect from May 5, 2024 up to May 4, 2027 (both days inclusive) and not liable to retire by rotation. Further, the shareholders and the RBI also approved an increase in remuneration payable to Mr. Chakraborty from Rs. 3,500,000 per annum to Rs. 5,000,000 per annum with effect from May 5, 2024. Accordingly, Mr. Chakraborty was paid remuneration for fiscal year 2025 as follows:

i)	From April 1, 2024 to May 4, 2024: Rs. 3,500,000 per annum, on a proportionate basis.

ii)	From May 5, 2024 to March 31, 2025: Rs. 5,000,000 per annum, on a proportionate basis.

In addition to the above, Mr. Chakraborty was also paid sitting fees, reimbursement of expenses for attending the Board and Committee meetings and provision of car for official and personal use during fiscal year 2025.

During fiscal year 2025, there were no other pecuniary relationships or transactions of the Non-Executive Directors vis-à-vis the Bank, except banking transactions in the ordinary course of business done on an arm’s-length basis.

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

Loans to Members of Our Senior Management

Loans to members of our senior management are granted in the normal course of business, as is the case with employees of the Bank. All loans granted to members of senior management are in accordance with the provisions of local regulations. The table below provides the details of staff loans granted to our senior management as of March 31, 2025:

Name	Largest amount outstanding since March 31, 2024	Amount outstanding as of March 31, 2025	Interest rate as of March 31, 2025%	Nature of Loan
	(Rs. in millions, except percentages)

Ashima Bhat	3.64	3.55	2.50	Housing Loan

Ashish Parthasarthy	4.50	4.40	2.50	Housing Loan

Arvind Vohra	2.26	2.19	2.50	Housing Loan

Bhavesh Zaveri	5.82	5.48	5.00	Additional Housing Loan

Bhavesh Zaveri	5.78	5.47	2.50	Housing Loan

N. Srinivasan	10.00	10.00	2.50	Housing Loan

N. Srinivasan	0.40	0.39	5.00	Personal Loan

Nirav Shah	6.60	6.45	5.00	Additional Housing Loan

Nirav Shah	6.34	6.21	2.50	Housing Loan

Nirav Shah	0.49	0.38	5.00	Personal Loan

Ravi Santhanam	6.33	6.02	5.00	Additional Housing Loan

Ravi Santhanam	6.25	5.93	2.50	Housing Loan

Raveesh Bhatia	0.58	0.58	5.00	Personal Loan

Sashidhar Jagdishan	2.52	2.41	2.50	Housing Loan

Sumant Vinay Rampal	1.29	1.19	2.50	Housing Loan

Sanjay D’Souza	4.34	4.15	5.00	Additional Housing Loan

Sanjay D’Souza	4.30	4.13	2.50	Housing Loan

S. Sampath Kumar	0.38	0.25	5.00	Personal Loan

Sanmoy Chakrabarti	7.09	6.76	5.00	Additional Housing Loan

Sanmoy Chakrabarti	7.02	6.65	2.50	Housing Loan

Suketu Kapadia	0.52	0.52	5.00	Additional Housing Loan

Suketu Kapadia	10.39	10.39	2.50	Housing Loan

Vivek Capoor	0.54	0.36	2.50	Housing Loan

Employees’ Stock Options

Our shareholders approved plan “A” in January 2000, plan “B” in June 2003, plan “C” in June 2005, plan “D” in June 2007, plan “E” in June 2010, plan “F” in June 2013, Plan “G” in July 2016 and Plan “H” in August 2024 for the issuance of stock options to employees and directors of the Bank under the Employee Stock Option Schemes (“ESOSs”), namely ESOS-001 to ESOS-059.

Under plan “A”, the option price is set as the average of the daily closing prices on the BSE during the 60 days preceding the grant date. Under plan “B”, the option price is set as the closing price on the business day preceding the grant date on whichever stock exchange in India has the highest trading volume for our shares during the two weeks preceding the date of grant. Under plans “C”, “D”, “E”, “F”, “G” and “H”, the option price is set as the closing price on the business day preceding the grant date on the stock exchange which has the highest trading volume.

Our Nomination and Remuneration Committee (formerly, the Compensation Committee) has approved the issuance of options under these plans several times since January 2000. Stock options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0 percent, 30.0 percent and 40.0 percent on each of the three successive anniversaries following the date of grant; stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50.0 percent on each of the two successive anniversaries following the date of grant; stock options granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant; stock options granted under ESOS-016 to ESOS-018 vest at the rate of 75.0 percent and 25.0 percent on each of the two successive anniversaries following the date of grant; stock options granted under ESOS-019 to ESOS-026 vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent on each of the three successive anniversaries; stock options granted under ESOS-027 and ESOS-028 vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent at intervals of fifteen months, twenty-seven months and thirty-nine months; stock options granted under ESOS-029 to ESOS-32 vest at the rate of 35.0 percent, 30.0 percent, 20.0 percent and 15.0 percent on each of the four successive anniversaries; stock options granted under ESOS-33 to ESOS-44 vest at the rate of 25.0 percent on each of the four successive anniversaries; stock options granted under ESOS-045 to ESOS-047, ESOS-049 to ESOS-050, ESOS-052 to ESOS-054, ESOS-056 and ESOS-058 to ESOS-059 vest at the rate of 25.0 percent each of the four successive anniversaries; and stock options granted under ESOS-048, ESOS-051, ESOS-055 and ESOS-057 vest at the rate of 33.0 percent, 33.0 percent and 34.0 percent on each of the three successive anniversaries.

In terms of the Scheme Document, upon completion of the Transaction, 48,559,681 options of equity shares having a face value of Rs. 1.0 each were granted to the merged employees as replacement of their options with HDFC Limited.

All of the above are subject to standard vesting conditions. In fiscal year 2025, 53.0 million equity shares having a face value of Rs. 1.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs. 52.9 million and the share premium by Rs. 63,409 million. As of March 31, 2025, 141,374,510 options, convertible to equity shares having a face value of Rs. 1.0 each, were outstanding.

Restricted Stock Units (“RSUs”)

Our shareholders approved the Employees’ Stock Incentive Master Scheme 2022 (“ESIS-2022”) in May 2022. The Bank reserved 100.0 million equity shares with an aggregate nominal value of Rs. 100.0 million for the grant of RSUs to employees and whole-time directors of the Bank at a face value of Rs. 1.0 each. Grants under the ESIS-2022 can be made over a period of four years from the date of approval by the NRC, i.e., until May 13, 2026. During fiscal year 2025, 2.3 million shares were allotted as a result of the exercise of RSUs by employees of the Bank. As of March 31, 2025, 14,885,428 RSUs, convertible to equity shares of Rs. 1.0 each, were outstanding.

Other Compensation

All employees, including our Managing Director, Deputy Managing Director, Executive Directors and officers, receive the benefit of our gratuity and provident fund retirement schemes. Our superannuation fund covers all employees at a senior manager level and above, including our Managing Director and Deputy Managing Director. Our gratuity scheme, required under Indian law to be paid to an employee following the completion of a minimum of five years of continuous service, is a defined benefit plan which, upon the retirement, termination of employment or death while in employment of such employee, pays a lump sum equal to 15 days’ basic salary (30 days for HDFC Limited employees up to July 1, 2023) for each completed year of service. The superannuation fund is a retirement plan under which we contribute annually 13.0 percent (15.0 percent for the Managing Director, Deputy Managing Director, Executive Directors and certain employees of CBoP) of the eligible employee’s annual salary to the administrator of the fund. In the case of the provident fund (“PF”), as required by Indian law, each of the employer and the employee contributes monthly at a determined rate of 12.0 percent of the employee’s PF base salary. Of this 12.0 percent, the Bank contributes a specified amount (8.33 percent of the lower of Rs. 15,000 or the employee’s PF base salary) to the pension scheme administered by the Regional Provident Fund Commissioner, and the balance is contributed to a fund set up by the Bank and administered by a board of trustees.

Controls and Procedures

Disclosure Controls and Procedures

The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2025. Based on this evaluation, our Principal Executive Officer, Mr. Sashidhar Jagdishan, and our Principal Financial Officer, Mr. Srinivasan Vaidyanathan, have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), are effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions about required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2025. In conducting its assessment, management based its evaluation on the framework contained in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2025. Our independent registered public accounting firm, KPMG Assurance and Consulting Services LLP (“KPMG”), has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements, and (2) the effectiveness of our internal controls over financial reporting as of March 31, 2025.

Changes in Internal Controls

There were no changes in our internal controls that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Audit Committee Financial Expert

Mr. M. D. Ranganath and Dr. (Mr.) Harsh Kumar Bhanwala are the Audit Committee financial experts, as defined in paragraph (b) of Item 16A of Form 20-F, and are both independent pursuant to the applicable SEC rules.

Code of Ethics/Conduct

We have a Code of Ethics/Conduct for directors and senior management and a Code of Conduct and Ethics Manual applicable to all employees of the Bank (together, “Codes of Conduct”). The Codes of Conduct include guidelines and together can be considered a Code of Ethics, as defined in Item 16B of Form 20-F. The Codes of Conduct are available free of charge on the Bank’s website. On April 19, 2025, the Code of Ethics/Conduct for directors and senior management was amended so as to aligned it with the changes in the applicable laws and the Bank’s practices.

We encourage an open and transparent system of working with employees, customers and members of the general public that come into contact with the Bank by way of the highest standards of integrity and ethical behavior. Through the Bank’s whistleblower policy (the “Whistleblower Policy”), the Bank encourages and empowers its employees and stakeholders to make or report any protected disclosures under the Whistleblower Policy through an established mechanism, without any fear of reprisal, retaliation, discrimination, or harassment of any kind. The Whistleblower Policy covers protected disclosures related to any violation or suspected violation of the Code of Conduct, including (a) breaches of applicable law(s), (b) fraud, criminal offenses, corruption, or misuse of office to obtain personal benefit or pecuniary advantage for oneself or any other person, (c) leakage or suspected leakage of unpublished price sensitive information in violation of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 2015 and the Share Dealing Code of the Bank, and (d) willful data breach or unauthorized disclosure of the Bank’s proprietary data, including customer data.

Principal Accountant Fees and Services

The following table sets forth, for the fiscal years indicated, the fees pertaining to KPMG, our principal accountant, and its associated entities for various services provided during those periods:

	Fiscal Year Ended
Type of Services	March 31, 2024	March 31, 2025	Description of Services

	(in millions)
Audit services	Rs. 418.7	Rs. 323.4	Audit of financial statements
Audit-related services	4.5	1.0	Certifications and tax audit
Tax services	3.8	4.2	Tax services
Other services	3.2	0.1	Other services
Total	Rs. 430.2	Rs. 328.8

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

Compliance with NYSE Listing Standards on Corporate Governance

We are incorporated under the Companies Act and our equity shares are listed on the BSE Limited and the National Stock Exchange of India Limited, which are the major stock exchanges in India. Our corporate governance framework is in compliance with the Companies Act 2013 and rules made thereunder and the regulations and guidelines of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations 2015 (“SEBI Listing Regulations”). We also have American Depositary Shares (“ADSs”) listed on the New York Stock Exchange (the “NYSE”).

Companies listed on the NYSE must comply with certain standards of corporate governance set forth in Section 303A of the NYSE’s Listed Company Manual. Listed companies that are foreign private issuers, as the term is defined in Rule 3b-4 under the Exchange Act, are permitted to follow home country practices in lieu of the provisions of this Section 303A, except that foreign private issuers are required to comply with the requirements of Sections 303A.06, 303A.11, 303A.12(b) and (c) and 303A.14 of the NYSE’s Listed Company Manual. As per these requirements, a foreign private issuer must:

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

In a few cases, the Indian corporate governance rules under the SEBI Listing Regulations differ from those in the NYSE’s Listed Company Manual as summarized below. For information about the corporate governance requirements applicable to certain of our subsidiaries that are listed in India but not in the United States, see “Supervision and Regulation—II. Regulations Governing Insurance Companies—Functioning of Insurance Companies” and “Supervision and Regulation—III. Regulations Governing Mutual Funds—Other Regulations and Circulars—SEBI Master Circular for Mutual Funds—Enhancing fund governance for mutual funds”.

NYSE Corporate Governance Standards applicable to NYSE Listed Companies	Corporate Governance Rules as per SEBI Listing Regulations
An NYSE listed company needs to have a majority of independent directors. [NYSE Listed Company Manual Section 303A.01]

The board of a listed company must have a combination of executive and non-executive directors, including at least one female director, and not less than 50 percent of the board of directors shall comprise of non-executive directors. The board of directors of the top 1,000 listed entities are required to have at least one independent female director.

No listed entity shall appoint a person or continue the directorship of any person as a non-executive director who has attained the age of 75 years unless a special resolution is passed to that effect, in which case the explanatory statement annexed to the notice for such motion shall indicate the justification for appointing such a person, provided that the company shall ensure compliance with this provision at the time of appointment or re-appointment or any time prior to the non-executive director attaining the age of 75 years. Further, the composition of the board must be as follows: (i) where the chairperson of the board of directors is a non-executive director, at least one-third of the board of directors must be comprised of independent directors and (ii) where the company does not have a regular non-executive chairperson, at least half of the board of directors must be comprised of independent directors, provided that where the regular non-executive chairperson is a promoter of the listed company or is related to any promoter or person occupying management positions at the level of board of director or at one level below the board of directors, at least half of the board of directors of the listed company must consist of independent directors.

The requirements under the SEBI Listing Regulations which become applicable to a listed entity on the basis of market capitalization criteria are determined as follows: (i) Every recognized stock exchange, at the end of the calendar year, i.e., December 31, prepares a list of entities that have listed their specified securities, ranking such entities on the basis of their average market capitalization from July 1 to December 31 of that calendar year; (ii) the relevant provisions of the SEBI Listing Regulations become applicable to a listed entity that is required to comply with such requirements for the first time (or, if applicable, required to comply after any interim period) after a period of three months from December 31 (i.e., April 1) or from the beginning of the immediate next financial year, whichever is later; (iii) the listed entity must continue to comply with relevant provisions that were applicable to it based on the market capitalization of the previous year and continue to remain applicable on the basis of such entity’s rank in the list prepared by recognized stock exchanges as per clause (i) above.

A director must meet certain criteria in order to qualify as “independent,” as affirmatively determined by the Board. [NYSE Listed Company Manual Section 303A.02]	A director must meet certain criteria in order to qualify as an “independent director”. The appointment, reappointment or removal of an independent director of a listed entity, shall be subject to the approval of shareholders by way of a special resolution. No independent director who resigns from a listed entity shall be appointed as an executive or whole-time director on the board of the listed entity, its holding, subsidiary or associate company or on the board of a company belonging to its promoter group, unless a period of one year has elapsed from the date of resignation as an independent director.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [NYSE Listed Company Manual Section 303A.03]	The board of directors of a listed company must meet at least four times a financial year, with a maximum time gap of 120 days between any two consecutive meetings. The independent directors of the listed company must hold at least one meeting in each fiscal year without the presence of the non-independent directors and the members of management, and all the independent directors have to endeavor to be present at such meeting.

Nominating/Corporate Governance Committee

An NYSE listed company needs to have a nominating/corporate governance committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.04]	A listed company needs to have a nomination and remuneration committee. The nomination and remuneration committee shall comprise of at least three directors and all directors must be non-executive directors with at least two-thirds of the directors being independent directors.

Listed companies in India are not required to constitute a separate corporate governance committee. The Companies Act and the SEBI Listing Regulations prescribe the corporate governance requirements which include, inter alia, obligations regarding the appointment of internal auditors, the constitution of the board of directors as per the prescribed composition and the constitution of an audit committee and a nomination and remuneration committee.

The nominating/corporate governance committee needs to have a written charter that addresses certain specific committee purposes and responsibilities and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.04]	The nomination and remuneration committee must have the terms of reference specified in the SEBI Listing Regulations and the Companies Act such as formulating criteria to determine the qualifications, positive attributes and independence of directors, formulating criteria to evaluate the performance of directors, recommending to the board of directors a remuneration policy for directors, key managerial personnel and other employees and devising a policy on diversity of the board of directors.
Compensation Committee

An NYSE listed company needs to have a compensation committee composed entirely of independent directors. Compensation committee members must satisfy certain additional independence requirements set forth in Section 303A.02(a)(ii) of the NYSE Listed Company Manual. [NYSE Listed Company Manual Section 303A.05]	A listed company is permitted to have a combined nomination and remuneration committee. All members of the nomination and remuneration committee must be non-executive directors and at least two-thirds must be independent directors. The chairperson of the nomination and remuneration committee must be an independent director.

The compensation committee needs to have a written charter that addresses certain specific rights, purposes and responsibilities of the committee, and provides for an annual performance evaluation of the committee. [NYSE Listed Company Manual Section 303A.05]

NYSE listed companies must adopt and enforce a clawback policy consistent with the requirements of NYSE Listed Company Manual Section 303A.14. [NYSE Listed Company Manual Section 303A.14]

The terms of reference and the role of the nomination and remuneration committee have been specified under the Companies Act and SEBI Listing Regulations and must include, inter alia, formulating the policy relating to the remuneration of directors, key managerial personnel and other employees, formulating criteria to determine the qualifications, positive attributes and independence of directors and formulating criteria to evaluate the performance of directors.

Audit Committee

An NYSE listed company needs to have an audit committee with at least three members. All the members of the audit committee must satisfy the independence requirements of Rule 10A-3 under the Exchange Act and the requirements of NYSE Corporate Governance Standard 303A.02. [NYSE Listed Company Manual Sections 303A.06 and 303A.07]	A listed company must have a qualified and independent audit committee with a minimum of three directors as members and at least two-thirds of such members must be independent directors. In case of a listed entity having outstanding equity shares with superior voting rights, the audit committee must consist of only independent directors. All members of the audit committee should be financially literate and at least one member must have accounting or related financial management expertise.

The audit committee needs to have a written charter that addresses certain specific purposes of the committee, provides for an annual performance evaluation of the committee and sets forth certain specific duties and responsibilities. [NYSE Listed Company Manual Section 303A.07]	The terms of reference and the role of the audit committee of a listed company have been specified in the SEBI Listing Regulations and the Companies Act and include, inter alia, oversight of the listed company’s financial reporting process and disclosure of its financial information to ensure that such information is correct, sufficient and credible, the recommendation for appointment and remuneration of the auditors of the listed company, and the review of the auditor’s independence and performance.
Internal Audit Function

An NYSE listed company needs to have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control. A company may choose to outsource this function to a third-party service provider other than its independent auditor. [NYSE Listed Company Manual Section 303A.07]	A listed company must appoint an internal auditor to conduct an internal audit of the functions and activities of the company. The auditor must review the accounts of the company and submit a report along with financial statements of the company placed before the company in a general meeting. It is the role of the audit committee to review the adequacy of the company’s internal audit function and all internal audit reports relating to internal control weaknesses of the company. The audit committee should also evaluate the internal financial controls and risk management systems of the company.

In addition, a listed company must put in place procedures to inform board members about risk assessment and minimization procedures. The board of directors is responsible for framing, implementing and monitoring the company’s risk assessment plan. Further, the top 1000 listed companies and companies qualifying as a “high value debt listed entity” must establish a risk management committee, consisting of at least three members with a majority of them being board members including at least one independent director, and, in case of a listed entity having outstanding equity shares with superior voting rights, at least two-thirds of the risk management committee shall comprise independent directors. The board of directors shall define the roles and responsibilities of the risk management committee.

The board may delegate the monitoring and review of the risk management plan to the risk management committee.

Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. [NYSE Listed Company Manual Section 303A.08]	Under the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, shareholders’ approval is required for all equity compensation plans and material revisions thereto.

Corporate Governance Guidelines/Code of Ethics

An NYSE listed company needs to adopt and disclose corporate governance guidelines. [NYSE Listed Company Manual Section 303A.09]	A listed company is required to comply with all mandatory corporate governance requirements as prescribed under the Companies Act and the SEBI Listing Regulations, and disclose such compliance to stock exchanges in the corporate governance report contained in the listed company’s annual report. The listed company should also state in its annual report the extent to which it has complied with the non-mandatory corporate governance requirements. The listed entity is also required to submit a compliance report on corporate governance on a quarterly basis.

An NYSE listed company needs to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Listed Company Manual Section 303A.10]	A listed company needs to adopt a code of conduct (or code of ethics), which is applicable to all members of the board of directors and senior management. The company’s annual report and the yearly compliance report on corporate governance must both disclose any non-compliance with any requirement of the compliance report on corporate governance and contain a declaration signed by the CEO stating that all board members and senior management personnel have complied with the code of conduct.

Certifications as to Compliance

The CEO of each NYSE listed company has to certify on an annual basis that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards. [NYSE Listed Company Manual Section 303A.12]	The CEO and the CFO are required to provide an annual certification on the true and fair view of the company’s financial statements and compliance with existing accounting standards, applicable laws and regulations. In addition, a listed company is required to submit a quarterly compliance report and an annual corporate governance report to stock exchanges which must include a certificate from either the auditors or the practicing company secretary regarding the company’s compliance with the conditions of corporate governance. A listed company is also required to submit a secretarial compliance report to stock exchanges annually. With effect from April 1, 2025, such secretarial compliance report should be signed only by the secretarial auditor or by a peer reviewed company secretary who satisfies the conditions laid down in the SEBI Listing Regulations.

Posting of Charters and Guidelines on Website

An NYSE listed company is required to post the charters of its audit, compensation, and nominating/corporate governance committees, its corporate governance guidelines, and its code of business conduct and ethics on the company’s website, and to state in its proxy statement or annual report that these documents are so posted. The listed company’s website address must be included in such postings. [NYSE Listed Company Manual Sections 303A.04, 303A.05, 303A.07, 303A.09 and 303A.10]	A listed company must maintain a functional website containing information about the company including, inter alia, information regarding the composition of various board committees, the company’s code of conduct, details of certain policies, a copy of its annual report and contact information.

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

Pursuant to the Transaction, HDFC Limited was dissolved without being wound-up and consequently, the Bank has no promoter. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Transaction with HDFC Limited”.

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2023, 2024 and 2025 by:

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

Equity Shares Held as of	March 31, 2023		March 31, 2024		March 31, 2025
Shareholder	Number of Equity Shares	Percentage of Total Equity Shares Outstanding	Number of Equity Shares	Percentage of Total Equity Shares Outstanding	Number of Equity Shares	Percentage of Total Equity Shares Outstanding
HDFC Group*	1,164,625,834	20.87%	n/a	n/a	n/a	n/a
Directors and relatives	4,706,178	0.08%	12,341,192	0.16%	13,182,911	0.17%
SBI Funds Management Limited**	n/a	n/a	440,585,075	5.8%	520,605,715	6.81%

*	“HDFC Group” refers to HDFC Limited and its subsidiaries and associates prior to completion of the Transaction, as of March 31, 2023.
**

The RBI by its letter dated May 16, 2023 approved SBI Funds Management Limited’s (“SBIFML”) proposal to acquire an “aggregate holding” of up to 9.99 percent of the paid-up share capital or voting rights in the Bank subject to certain conditions, i.e., (i) compliance with the relevant provisions of the Banking Regulation Act, 1949, the RBI’s Master Direction and Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies dated January 16, 2023 (as amended from time to time), provisions of the Foreign Exchange Management Act, 1999, the SEBI regulations, and any other guidelines, regulations and statutes, as applicable, and (ii) that SBIFML shall acquire this major shareholding in the Bank within a period of six months from the date of the approval letter (i.e., May 16, 2023). Further, SBIFML was required to ensure that the aggregate holding in the Bank is below 10 percent of the paid-up share capital or voting rights of the Bank at all times. After acquisition, if the aggregate holding of SBIFML falls below 5 percent, a fresh approval from the RBI will be required to increase the aggregate holding to 5 percent or more of the total paid up share capital or voting rights in HDFC Bank.

Other than as described in this section, there are no arrangements known to the Bank, the operation of which may at a subsequent date result in a change in control of the company.

The ADSs are represented by underlying equity shares. One ADS is represented by three equity shares. As of March 31, 2025, Indian equity shares totaling 1,028,102,943 were held in the form of ADSs and constituted 13.44 percent of the Bank’s share capital. In our records, the depositary, JPMorgan Chase Bank, N.A., is the only shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States. See also “Certain Information About Our American Depositary Shares and Equity Shares”.

RELATED PARTY TRANSACTIONS

The following is a summary of transactions we have engaged in with related parties since the beginning of fiscal year 2025.

All transactions listed below are on terms that we believe are as favorable to us as those that could be obtained from a non-affiliated third-party in an arm’s-length transaction. See also Note 30 “Related Party Transactions” in our consolidated financial statements.

HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)

Since completion of the Transaction on July 1, 2023, HDFC ERGO is a joint venture of the Bank. On that date, our amended and restated shareholders agreement (the “HDFC ERGO Shareholders Agreement”) with HDFC ERGO and ERGO International AG, which was entered into on May 29, 2023, became effective. As of March 31, 2025, we held 50.3 percent of the shares in HDFC ERGO, ERGO International AG held 49.4 percent, and employees and others held 0.3 percent. The HDFC ERGO Shareholders Agreement regulates the relationship of the Bank and ERGO International AG (each, a “Joint Venture Partner”) as shareholders of HDFC ERGO. The HDFC ERGO Shareholders Agreement, among other clauses, allows each Joint Venture Partner to nominate two directors to the board (among which, in the case of the Bank, is the non-executive Chairman of HDFC ERGO) and one member to each board committee, and requires (i) the presence of at least one director nominated by each Joint Venture Partner to form a quorum for any board or committee meeting, (ii) the affirmative vote of at least one director nominated by each Joint Venture Partner for certain key board decisions, (iii) the presence of at least one representative of each Joint Venture Partner to form a quorum for any shareholder meeting; and (iv) the prior written or affirmative vote for certain key actions at shareholders meeting. In light of the governance arrangements of HDFC ERGO, we account for the joint venture under the equity method of accounting under U.S. GAAP and continue to treat HDFC ERGO as an affiliate of the Bank.

We paid Rs. 2,076.3 million for insurance premiums to HDFC ERGO during fiscal year 2025. During fiscal year 2025, we received Rs. 6,933.0 million for the sale of insurance policies and other services rendered. As of March 31, 2025, an amount of Rs. 742.6 million was receivable from HDFC ERGO. We earned Rs. 63.6 million by rendering rental services to HDFC ERGO for property owned which are charged at market rates.

As of March 31, 2025, HDFC ERGO had invested Rs. 12,191.0 million in the Bank’s bonds. We have given a guarantee of Rs. 2.5 million on behalf of HDFC ERGO. As of March 31, 2025, the outstanding balance under loans given to HDFC ERGO was Rs. 0.8 million.

During fiscal year 2025, we received Rs. 10,131.7 million for debt securities sold to HDFC ERGO. During fiscal year 2025, we invested Rs. 2,890.7 million through a rights issue in HDFC ERGO.

During fiscal year 2025, we received dividends totaling Rs. 730.7 million from HDFC ERGO.

Key Management Personnel (“KMP”)

In fiscal year 2025, we paid total remuneration of Rs. 346.2 million to Mr. Sashidhar Jagdishan, our Managing Director and Chief Executive Officer, Mr. Kaizad Bharucha, our Deputy Managing Director, Mr. Bhavesh Zaveri, our Executive Director and Mr. V. Srinivasa Rangan, our Executive Director.

In the same fiscal year, we paid Rs. 1.2 million as rental fees for use of property owned by Mr. Bhavesh Zaveri, which we believe are at market rates. As of March 31, 2025, the outstanding balance of a security deposit given to Mr. Bhavesh Zaveri was Rs. 0.2 million. We earned Rs. 0.1 million in the aggregate from rendering various services to Mr. Sashidhar Jagdishan, Mr. Kaizad Bharucha, Mr. Bhavesh Zaveri and Mr. V. Srinivasa Rangan.

During fiscal year 2025, we paid dividends aggregating to Rs. 103.4 million to Mr. Sashidhar Jagdishan, Mr. Kaizad Bharucha, Mr. Bhavesh Zaveri and Mr. V. Srinivasa Rangan.

For information on loans extended in the normal course of business to our key management personnel, see “Management—Loans to Members of Our Senior Management”.

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

Further, the provisions of Section 115BBDA, which deals with tax on dividends to be paid by a resident specified assessee, i.e., persons other than domestic companies, funds, universities, trusts, institutions or other entities referred to in clauses (iv), (v), (vi) and (via) under section 10(23C) and a trust or institution registered under section 12A or section 12AA or section 12AB, provide that tax at a rate of 10.0 percent on dividend income above Rs. 1 million is no longer applicable. In addition, section 115AC of the Indian Income Tax Act provides that if total income of a non-resident includes income by way of dividends on ADRs, then the same will be taxable at the rate of 10.0 percent plus applicable surcharge and cess. Accordingly, dividends distributed to the Depositary in respect of the equity shares underlying the ADSs, dividends distributed to ADS holders in respect of the ADSs, and dividends distributed to the holders of the equity shares following conversion of the ADSs into shares are taxable in the hands of holders at 10.0 percent plus applicable surcharge and cess.

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

Sale or Exchange of ADSs or Equity Shares

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of ADSs or equity shares measured by the difference between the United States dollar value of the amount received and the U.S. Holder’s tax basis (determined in United States dollars) in the ADSs or equity shares. Any gain or loss will be long-term capital gain or loss if the ADSs or equity shares in the sale, exchange or other taxable disposition have been held for more than one year, and will generally be United States source gain or loss. The holding period for equity shares withdrawn from the depositary facility will include the holding period of the ADSs exchanged therefor. Your ability to deduct capital losses is subject to limitations. Under certain circumstances described under “Taxation—Indian Taxation—Taxation of Capital Gains in Relation to ADSs”, you may be subject to Indian tax upon the disposition of ADSs or equity shares. In such circumstances and subject to applicable limitations, a U.S. Holder entitled to the benefits of the India-United States income tax treaty may be able to credit the Indian tax against the U.S. Holder’s United States federal income tax liability. You should consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

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

The “Banking Laws (Amendment) Act, 2025” received the assent of the President and was notified in the Gazette of India on April 15, 2025 (the “2025 Banking Act”). The 2025 Banking Act introduces comprehensive provisions to amend existing banking laws in India. The amendments encompass various critical aspects of banking regulations and governance. They include changes to the Reserve Bank of India Act, 1934, the State Bank of India Act, 1955, the Banking Regulation Act, 1949, and the Banking Companies (Acquisition and Transfer of Undertakings) Act, 1970 and 1980. The amendments to the Reserve Bank of India Act, 1934 aim to redefine the term “fortnight” and omit certain sub-sections, with the objective of aligning reporting periods and ensuring consistency in reporting by banks to the RBI. These changes are intended to streamline reporting processes and enhance regulatory oversight. These changes seek to strengthen investor protection and governance standards within public sector banks.

The Banking Regulation Act is also subject to significant revisions. The 2025 Banking Act aims to redefine “substantial interest” and increase the threshold for shareholding of a beneficial interest by an individual. Furthermore, it revises reporting dates, with the goal of easing services for depositors and their nominees and aligning reporting periods. These amendments are designed to enhance depositor protection and governance standards within the banking sector. Lastly, the proposed amendments to the Banking Companies (Acquisition and Transfer of Undertakings) Act, 1970 and 1980 provide for the transfer of unclaimed dividends, shares, and interest to the Investor Education and Protection Fund. They also allow individuals to claim transfers or refunds from that fund. These changes aim to ensure the efficient transfer and protection of unclaimed funds, thereby enhancing investor protection and regulatory compliance.

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

Entry of New Banks in the Private Sector

In February 2013, the RBI released guidelines for licensing of new banks in the private sector (the “2013 Licensing Guidelines”). The key items covered under the 2013 Licensing Guidelines are as follows: (i) promoters eligible to apply for banking licenses; (ii) corporate structure; (iii) minimum voting equity capital requirements for new banks; (iv) regulatory framework; (v) foreign shareholding cap; (vi) corporate governance; (vii) prudential norms; (viii) exposure norms; and (ix) business plan. The RBI has permitted private sector entities owned and controlled by Indian residents and entities in the public sector in India to apply to the RBI for a license to operate a bank through a wholly owned non-operative financial holding company (“NOFHC”), subject to compliance with certain specified criteria. Such a NOFHC is permitted to be the holding company of the bank as well as any other financial services entity, with the objective that the holding company ring-fences the regulated financial services entities in the group, including the bank, from other activities of the group. Pursuant to the 2013 Licensing Guidelines, two banks, namely IDFC First Bank and Bandhan Bank, commenced banking operations in fiscal year 2016.

In August 2016, the RBI released Guidelines for “On Tap” Licensing of Universal Banks in the Private Sector (the “2016 On Tap Licensing Guidelines”). The guidelines aim at moving from the “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or “on-tap” licensing regime. Among other things, the 2016 On Tap Licensing Guidelines specify conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the 2016 On Tap Licensing Guidelines is that, unlike the 2013 Licensing Guidelines, the 2016 On Tap Licensing Guidelines make the NOFHC structure non-mandatory in the case of promoters that are individuals or standalone promoting/converting entities that do not have other group entities. Based on the applications received, the RBI has been issuing licenses to the entities to act as universal banks.

Payment Banks and Small Finance Banks

In November 2014, the RBI released guidelines on licensing of payments banks (the “Payments Banks Guidelines”) and small finance banks (the “Small Finance Banks Guidelines”) in the private sector.

The objective of setting up payments banks is to further financial inclusion by providing (i) small savings accounts and (ii) payments and remittance services to migrant labor workforce, low-income households, small businesses, other unorganized sector entities and other users. Payments banks are not allowed to undertake lending activities or issue credit cards. Prior to these guidelines, payments banks were allowed to accept deposits of up to Rs. 0.1 million. On April 8, 2021, the RBI enhanced the end-of-day maximum balance limit to Rs. 0.2 million per individual customer of the respective payments bank. In August 2015, the RBI gave in-principle approvals to 11 applicants to set up payments banks. Seven applicants received final licenses and commenced operations.

The objective of setting up SFBs is to further financial inclusion by (i) providing savings vehicles, and (ii) supplying credit to small business units, small and marginal farmers, micro and small industries, and other unorganized sector entities, through high-tech and low-cost operations. SFBs primarily undertake basic banking activities, such as the acceptance of deposits and lending to unserved and underserved sections of society, including small business units, small and marginal farmers, micro and small industries and unorganized sector entities, with no restriction in their area of operations. The minimum paid-up equity capital requirement for such banks under the Small Finance Banks Guidelines was Rs. 1,000.0 million. In September 2015, the RBI granted “in-principle” approval to 10 applicants to set up SFBs. All 10 applicants received their final license.

The Small Finance Banks Guidelines stated that after gaining experience in dealing with SFBs, the RBI would consider “on-tap” licensing of these banks. Accordingly, in December 2019, the RBI released guidelines for “on-tap” licensing of SFBs (the “2019 SFB Guidelines”). Pursuant to the 2019 SFB Guidelines, the minimum paid-up voting equity capital for SFBs is Rs. 2,000.0 million, subject to a few exceptions. The RBI, in March 2020, issued certain modifications to the Payments Banks Guidelines and the Small Finance Banks Guidelines to harmonize them with the 2019 SFB Guidelines. The 2019 SFB Guidelines stated that a Standing External Advisory Committee (“SEAC”) comprising eminent persons with experience in banking, financial sector and other relevant areas, would evaluate applications. In March 2021, the RBI announced the initial constituent members of the SEAC, who had a tenure of three years. In January 2025, the RBI announced the revised constituent members of the SEAC, who will have a tenure of three years.

In November 2021, the RBI approved adjustments to initial capital requirements for new banks: (i) for universal banks from Rs. 5.0 billion to Rs. 10.0 billion; (ii) for SFBs from Rs. 3.0 billion to Rs. 2.0 billion; and (iii) for urban co-operative banks (“UCBs”) transiting to SFBs from Rs. 1.0 billion to Rs. 1.5 billion initial paid-up voting equity share capital/net worth, which has to be further increased to Rs. 3.0 billion (presently, Rs. 2.0 billion) within five years. The amendments to the extant guidelines have not yet been notified as of the date of this annual report, but all the stakeholders are to be guided by the decisions in the report in the interim.

In April 2024, the RBI issued a circular on “Voluntary Transition of Small Finance Banks to Universal Banks”. The circular prescribed that small finance banks are eligible to transition to universal banks upon fulfillment of certain requirements such as, among others, meeting specified minimum net worth/paid-up share capital requirements, having a satisfactory track record for five years as a SFB and complying with the RBI’s due diligence exercise.

Shareholding

On January 16, 2023, the RBI issued the Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023, which are to be read in conjunction with the Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies issued by the RBI on the same date (together, the “2023 Bank Shareholding Directions”). The 2023 Bank Shareholding Directions prescribe requirements regarding shareholding and voting rights in relation to all private sector banks licensed by the RBI to operate in India. The objective of the 2023 Bank Shareholding Directions is to ensure that the ultimate ownership and control of banking companies are well diversified and that the “major shareholders” of banking companies are “fit and proper” on a continuing basis. Any person who intends to make an acquisition which is likely to result in major shareholding in the Bank would require prior approval of the RBI. The RBI would undertake its own due diligence to assess the “fit and proper” status of the acquirer and may decide to: (i) accord or deny permission to acquire shareholding in the Bank; or (ii) accord permission for acquisition of a lower quantum of aggregate holding than the one applied for. Such decision of the RBI would be binding on the acquirer and the Bank. The RBI may further impose conditions on the acquirer and the Bank while granting such approval as deemed fit. According to the updated guidelines, the ceiling on voting rights remains unchanged at 26.0 percent. For further details, see “Risk Factors—Risks Relating to Our Industry—The RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us which could restrict the growth of our business and operations” and “Risk Factors—Risks Relating to Our Industry—We may face increased competition as a result of revised guidelines that relax restrictions on foreign ownership and participation in the Indian banking industry and that facilitate the entry of new banks in the private sector, which could cause us to lose existing business or be unable to compete effectively for new business.”

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

In August 2013, the RBI issued a discussion paper titled “Banking Structure in India—The Way Forward”. The key recommendations in the paper related to: (i) adoption of the FHC structure; (ii) differential licensing (allowing banks to be licensed to provide only specified services); (iii) consolidation of large-sized Indian banks; (iv) requiring large foreign banks to operate through subsidiaries in India and (v) the reduction of the Government’s ownership of state-owned banks to ease the burden on the state where these banks will have to be capitalized to comply with Basel III requirements.

In April 2014, the RBI introduced a new category of NBFCs called NOFHCs and, accordingly, amended the Non-Banking Financial (Non-Deposit Accepting or Holding) Companies Prudential Norms (Reserve Bank) Directions, 2007. The RBI directions define a NOFHC as a non-deposit taking NBFC that holds the shares of a banking company and the shares of all other financial services companies in its group, whether regulated by the RBI or by any other financial regulator, to the extent permissible under the applicable regulatory prescriptions.

Under the 2016 On Tap Licensing Guidelines, the RBI has made the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities that do not have other group entities. Under the 2019 SFB Guidelines, if there is an intermediate company between the promoting entity and the SFB, such an intermediate company should be an NOFHC. However, if the SFB is set up under a holding company structure without an NOFHC, such holding company is required to be registered as an NBFC-core investment company (“CIC”) with the RBI.

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

In November 2021, the RBI clarified that where the NOFHC structure is mandatory, the promoters/promoting entities should be eligible to set up a Universal Bank/Small Finance Bank.

Scale Based Regulation—A Revised Regulatory Framework for NBFCs

On October 19, 2023, the RBI issued the Master Direction – Reserve Bank of India (Non-Banking Financial Company – Scale Based Regulation) Directions, 2023 (“SBR Framework”) (updated as of May 5, 2025). Pursuant to the SBR Framework, NBFCs are categorized in four layers based on their size, activity, and perceived riskiness . The four layers are as follows: (a) NBFC-Base Layer (“NBFC-BL”); (b) NBFC-Middle Layer (“NBFC-ML”); (c) NBFC-Upper Layer (“NBFC-UL”); and (d) NBFC-Top Layer (“NBFC-TL”).

NBFC-BL comprises (a) non-deposit taking NBFCs below the asset size of Rs. 10 billion; and (b) NBFCs undertaking the following activities: (i) NBFC-Peer to Peer Lending Platform; (ii) NBFC-Account Aggregator; (iii) NOFHCs; and (iv) NBFCs not availing public funds and not having any customer interface. NBFC-ML consists of (a) all deposit taking NBFCs, irrespective of asset size; (b) non-deposit taking NBFCs with asset size of Rs. 10 billion and above; and (c) NBFCs undertaking the following activities: (i) Standalone Primary Dealers; (ii) Infrastructure Debt Fund—Non-Banking Financial Companies; (iii) Core Investment Companies; (iv) Housing Finance Companies; and (v) Infrastructure Finance Companies. NBFC-UL—NBFCs which are specifically identified by the RBI as warranting enhanced regulatory requirements based on parameters and a scoring methodology. The SBR Framework states that the Top Layer will ideally remain empty. This layer can get populated if the RBI is of the opinion that there is a substantial increase in the potential systemic risk from specific NBFCs in the Upper Layer. Such NBFCs shall move to the Top Layer from the Upper Layer.

On January 16, 2025, the RBI identified 15 NBFCs as NBFC-ULs, including HDBFSL. The SBR Framework prescribes additional requirements for NBFC-ULs, including that the NBFCs falling in the NBFC-UL category must be mandatorily listed within three years of identification as NBFC-ULs. As a result of an IPO, HDBFSL’s equity shares were listed on July 2, 2025. Following the IPO, the Bank holds 74.7 percent of the outstanding equity share capital of HDBFSL.

Proposed Regulations Relating to Forms of Business and Investments

In October 2024, the RBI released a draft circular on Forms of Business and Prudential Regulation for Investments, proposing to review and amend certain provisions of the “Master Direction- Reserve Bank of India (Financial Services provided by Banks) Directions, 2016”. These proposed amendments aim to ringfence banks’ core business from other risk-bearing non-core businesses and provide operational freedom to banks for making investments in financial services/non-financial services companies and Alternative Investment Funds. The amendments state that core businesses of banks shall necessarily be carried out departmentally, and certain other businesses like factoring, primary dealership, credit card business, and housing finance, among others, may be carried out departmentally or through a separate group entity. However, other risk-sharing businesses such as mutual fund business, insurance, and investment advisory services, among others, shall only be conducted through a group entity. Additionally, these amendments propose that only a single entity within the bank group shall undertake a particular form of permissible business. Further, these amendments propose that multiple entities within a bank group cannot undertake the same business or hold/acquire the same category of license/authorization or registration from any financial sector regulator. The draft circular proposes a two-year period from the date of the final circular bank groups to comply with its requirements. This circular is not in force as of the date of this annual report.

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

The RBI, with effect from September 2013, granted general permission to domestic scheduled commercial banks like us to open banking outlets in Tier 1 to Tier 6 centers, subject to reporting to the RBI and prescribed conditions such as (i) at least 25.0 percent of the total number of banking outlets opened during the fiscal year must be opened in unbanked rural (Tier 5 and Tier 6) centers, which are defined as centers that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions; and (ii) the total number of banking outlets opened in Tier 1 centers during a fiscal year cannot exceed the total number of banking outlets opened in Tier 2 to Tier 6 centers and all centers in the north eastern states of India and the state of Sikkim. The RBI also permitted banks to open banking outlets in Tier 1 centers over and above the number permitted in accordance with the paragraph above, as an incentive for opening more banking outlets in underbanked districts of underbanked states, subject to specified conditions.

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

•

At least 25.0 percent of the total number of “banking outlets” opened during a fiscal year must be opened in unbanked rural centers (Tier 5 and Tier 6). The definition of unbanked rural centers has been modified to mean a rural (Tier 5 and Tier 6) center that does not have a CBS-enabled banking outlet of a scheduled commercial bank. A banking outlet opened in any Tier 3 to Tier 6 center of left wing extremism (“LWE”)-affected districts or Tier 3 to Tier 6 center of north eastern states and Sikkim will be considered as equivalent to opening a banking outlet in an unbanked rural center.

•	The restriction on the number of banking outlets that may be opened in Tier 1 centers was removed.

Appointment of Auditors

The appointment of the auditors of banks is subject to the approval of the RBI. The RBI can direct a special audit in the interest of the depositors or in the public interest. In April 2021, the RBI issued guidelines for the appointment of statutory central auditors (“SCAs”) and statutory auditors (“SAs”) of commercial banks (excluding regional rural banks (“RRBs”)) pursuant to which commercial banks are required to receive prior approval from the RBI for the appointment of SCAs and SAs. The guidelines provide for eligibility criteria for SCAs and SAs, and also provide the number of joint auditors a bank is required to appoint based on its asset size.

Capital Adequacy Requirements

In May 2012, the RBI released guidelines on implementation of Basel III capital regulations in India with effect from April 2013. The RBI generally issues and updates the master circular on “Basel III Capital Regulations” consolidating all relevant guidelines on Basel III, with the most recent Master Circular having been issued on April 1, 2025.

The key items covered under the 2013 Basel III guidelines included: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) grading the enhancement of the total capital requirement; (iv) introducing a capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. One of the major changes implemented by the Basel III capital regulations was to make Tier I capital predominantly consist of common equity of the banks, including common shares, reserves and stock surplus. Under the Basel III capital regulations, innovative instruments and perpetual non-cumulative preference shares are not considered a part of Common Equity Tier-I (“CET-I”) capital. Basel III also defines criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-CET-I and Tier II capital instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Under the Basel III capital regulations, the capital funds of a bank are classified into CET-I, Additional Tier I (“AT-I”) and Tier II capital. Tier I capital comprises, among others, CET-I and AT-I, and provides the most permanent and readily available support against unexpected losses.

CET-I capital comprises, among others, paid-up equity capital, stock surplus (share premium), reserves consisting of any statutory reserves, capital reserves and revaluation reserves, subject to certain conditions. In March 2016, the RBI allowed banks, at their discretion, to include foreign currency translation reserves arising due to the translation of financial statements of their foreign operations in terms of Accounting Standard (“AS”) 11 as CET-I capital at a discount of 25.0 percent, subject to certain conditions. Further, the RBI permitted deferred tax assets which relate to timing differences (other than those related to accumulated losses) to be recognized in the CET-I capital up to 10.0 percent of a bank’s CET-I capital, at the discretion of banks (instead of full deduction from CET-I capital), subject to certain terms and conditions.

AT-I capital comprises, among others, perpetual non-cumulative preference shares and debt capital instruments eligible for inclusion as AT-I capital.

Tier II capital consists of, among others, revaluation reserves at a discount of 55.0 percent, general provisions and loss reserves (allowed up to a maximum of 1.25 percent of the total credit risk-weighted assets), preference shares capital instruments (which combine features of both equity and debt securities) such as perpetual cumulative preference shares, redeemable non-cumulative preference shares and redeemable cumulative preference shares, and debt capital instruments (which should be fully paid up, with a fixed maturity of minimum five years and should not contain clauses that permit step-ups or other incentives to redeem). In March 2016, the RBI stated that revaluation reserves arising out of a change in the carrying amount of a bank’s property consequent to its revaluation may, at the discretion of the bank, be considered as CET-I capital. As of January 1, 2013, capital instruments which were not Basel III compliant (such as capital debt instruments with step-ups) were phased out in a gradual manner (at a rate of 10.0 percent per year). In April 2018, the RBI advised all banks to create an Investment Fluctuation Reserve (the “IFR”) with effect from fiscal year 2019, with a view to building up adequate reserves to protect against an increase in yields in the future. The IFR is eligible for inclusion in Tier II capital, and in March 2020, the RBI clarified that there is no ceiling on the percentage of IFR which may be included as part of Tier II capital.

In September 2014, the RBI reviewed its guidelines on the Basel III capital regulations with a view to facilitate issuance of non-equity regulatory capital instruments by banks under the Basel III framework. Accordingly, certain specific eligibility criteria of such instruments were amended. These amendments were also intended to incentivize investors and to increase the investor base.

In February 2024, the RBI notified the “Capital Adequacy Guidelines – Review of Trading Book” to amend capital adequacy guidelines in alignment with the RBI Master Directions on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks, 2023, which, inter alia, provided a clearly identifiable trading book under the ‘Held for Trading (HFT)’ accounting sub-classification and introduced an AFS reserve that has been considered part of regulatory capital since April 1, 2024.

The Basel III capital regulations require each bank to maintain a minimum CET-I capital ratio of 5.5 percent, a minimum Tier I capital ratio of 7.0 percent and a capital conservation buffer of 2.5 percent of its risk-weighted assets with the minimum total capital adequacy ratio of 9.0 percent of its risk-weighted assets. In December 2021, the RBI gave general permission to banks (other than foreign banks, SFBs, payment banks and RRBs) that meet the regulatory capital requirements to contribute capital to overseas branches and subsidiaries, retain profits in them and repatriate or transfer profits therefrom with the approval of their respective board of directors, but without having to obtain prior approval from the RBI.

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

Previously, consumer credit, including personal loans, but excluding credit card receivables, carried a risk weight of 100.0 percent. On November 16, 2023, the RBI increased the risk weights in respect of consumer credit exposure of commercial banks (outstanding as well as new), including personal loans, but excluding housing loans, education loans, vehicle loans and loans secured by gold and gold jewelry, by 25.0 percentage points to 125.0 percent. The circular also required banks to review their extant sectoral exposure limits for consumer credit and put in place, if not already there, board approved limits in respect of various sub-segments under consumer credit as may be considered necessary by the boards as part of prudent risk management. In particular, limits must be prescribed for all unsecured consumer credit exposures. Banks were required to comply with these instructions before February 29, 2024.

The risk weight for credit card receivables has been increased by 25.0 percentage points to 150.0 percent. Previously, the exposure of banks to NBFCs, excluding core investment companies, were risk weighted as per the ratings assigned by accredited external credit assessment institutions (“ECAIs”). The RBI had also increased the risk weights on such exposures by 25.0 percentage points (over and above the risk weight associated with the given external rating) in all cases where the risk weight of NBFCs was below 100.0 percent. For this purpose, loans to HFCs, and loans to NBFCs which were eligible for classification as priority sector in terms of the extant instructions were excluded. The RBI has now directed that with effect from April 1, 2025, the risk weights applicable to such exposures will be restored and the risk weights will be the risk weight associated with the external rating. Further, the RBI, in its circular dated February 25, 2025, directed that with effect from the date of issue, microfinance loans in the nature of consumer credit shall be excluded from the applicability of higher risk weights and will be subject to a risk weight of 100.0 percent. All top-up loans extended by banks against movable assets which are inherently depreciating in nature, such as vehicles, are required to be treated as unsecured loans for credit appraisal, prudential limits and exposure purposes.

The RBI has prescribed detailed guidelines for the capital treatment of securitization exposures under the RBI Master Directions on Securitisation of Standard Assets, 2021, as updated from time to time. In September 2022, the RBI made a risk weight of zero percent applicable in respect of exposures guaranteed under any existing or future schemes launched by the Credit Guarantee Fund Trust for Micro and Small Enterprises or the Credit Risk Guarantee Fund Trust for Low Income Housing, and for individual schemes under the National Credit Guarantee Trustee Company Limited, subject to certain conditions. Previously, the RBI had permitted banks to derive risk weights for their unrated exposures based on the ratings available for a specific rated debt, subject to the condition that (i) the bank’s facility ranks pari passu or senior to the specific rated debt in all respects and (ii) the maturity of the unassessed claim is not later than the maturity of the rated claim. These bank loan ratings were to be published by ECAIs. In October 2022, the RBI advised that a bank loan rating, without ECAIs having disclosed the name of the banks and the corresponding credit facilities rated by them, will not be eligible for being reckoned for capital computation by banks. Banks must treat such exposures as unrated and assign applicable risk weights.

Market risk

Banks are required to maintain a capital charge for market risks on their trading books in respect of securities included under the held-for-trading and available-for-sale categories, open gold position, open foreign exchange position limits, trading positions in derivatives and derivatives entered into for hedging trading book exposures. Since fiscal year 2015, banks are also required to quantify incurred credit valuation adjustment losses and standard credit valuation adjustment capital charge on their derivatives portfolio.

In order to align the RBI regulations for banks with the Basel III standards, the RBI released the guidelines on minimum capital requirements for market risk, which form a part of the updated Basel III capital regulations under the heading “Capital Charge for Market Risk” issued by the RBI in April 2025. Among other things, the guidelines seek to address the issues involved in computing capital charges for interest rate-related instruments in the trading book, equities in the trading book and foreign exchange risk (including gold and other precious metals) in both trading and banking books.

Operational risk

The RBI requires banks in India to compute the capital requirements for operational risk under the “Basic Indicator Approach”. Under this approach, banks must hold capital for operational risk equal to the average over the previous three years of a fixed percentage of positive annual gross income. The Basel Committee on Banking Supervision (the “BCBS”) has set this percentage at 15.0 percent, which has been followed by the RBI. On June 26, 2023, the RBI issued a Master Direction on Minimum Capital Requirements for Operational Risk. These directions aim to replace the existing approaches, i.e., the basic indicator approach, the standardized approach/alternative standardized approach and the advanced measurement approach, for measuring minimum operational risk capital requirements, with a new “Standardized Approach”. These directions are not yet in effect as of the date of this annual report. The effective date for their implementation will be communicated separately by the RBI. Until then, the minimum operational risk regulatory capital requirements are computed in accordance with the instructions contained Master Circular–Basel III Capital Regulations.

On April 30, 2024, the RBI issued a “Guidance Note on Operational Risk Management and Operational Resilience” (the “2024 Guidance Note”), updating the “Guidance Note on Management of Operational Risk” issued in 2005. The 2024 Guidance Note provides overarching guidance to regulated entities and aims to promote and further improve the operational risk management framework of regulated entities.

Investments in Alternative Investment Funds (“AIFs”)

In December 2023, the RBI issued a circular on “Investment in Alternative Investment Funds”. Pursuant to the circular, a bank cannot undertake downstream investment in an AIF which has any form of downstream investment in any company in which the bank has or had had loan or investment exposure during the preceding 12 months. In case the bank has undertaken downstream investment in such AIF, the bank is required to liquidate its investments. The circular describes the meaning of ‘subordinated exposure’ and ‘priority distribution model’. Further, the circular requires any investment by banks in subordinated units of AIFs with a ‘priority distribution model’ to be subjected to full deduction from the bank’s capital funds. In March 2024, the RBI clarified that any proposed deduction of the capital in relation to investment in subordinated units must take place equally from Tier I and Tier II capital. See also “Supervision and Regulation—I. Regulations Governing Banking Institution—Loan Loss Provisions and Non-Performing Assets—Provisioning in Case of Investments in AIFs”.

Domestic Systemically Important Banks (“D-SIBs”)

In July 2014, the RBI released a framework for dealing with D-SIBs. The D-SIB framework requires that the RBI disclose the names of banks designated as D-SIBs. Banks identified as systemically important based on their size, interconnectedness in the financial system, complexity and lack of readily available substitutes or financial infrastructure are required to maintain additional CET-I capital ranging from 0.2 percent to 1.0 percent of RWAs. Our Bank was classified as a domestic systemically important bank by the RBI from fiscal year 2018 onwards. In its press release dated January 2, 2023, the RBI prescribed an additional CET-I requirement of 0.2 percent through March 31, 2025 (making the Bank’s aggregate capital requirement 11.7 percent). From April 1, 2025, the additional CET-I requirement applicable to the Bank on account of being a D-SIB is 0.4 percent.

Since the Bank has been classified as a D-SIB under Basel III, the Bank is also required to maintain a minimum leverage ratio of 4.0 percent compared to 3.5 percent for other banks.

Countercyclical Capital Buffer

In February 2015, the RBI released guidelines for implementation of Countercyclical Capital Buffer (“CCCB”). The CCCB regime requires banks to build up a buffer of capital in good times, which may be used to maintain flow of credit to the real sector in difficult times. It also achieves the broader macro-prudential goal of restricting the banking sector from indiscriminate lending in the periods of excess credit growth that have often been associated with the building up of system-wide risk. While the framework for CCCB has taken effect, the activation of CCCB will take place when notified by the RBI. Some of the key points mentioned in the guidelines are as follows: (i) CCCB may be maintained in the form of CET I capital or other fully loss absorbing capital only, and the amount of the CCCB may vary from zero percent to 2.5 percent of total risk-weighted assets of the banks; (ii) the CCCB decision would normally be pre-announced with a lead time of four quarters; however, depending on the CCCB indicators, the banks may be advised to build up the requisite buffer in a shorter time period; and (iii) banks will be subject to restrictions on discretionary distributions (including dividend payments, share buybacks and staff bonus payments) if they do not meet the requirement on CCCB. The RBI has not activated the CCCB yet and, in its notification dated April 15, 2025, has stated that it is not necessary to activate CCCB at this point in time.

Loan Loss Provisions and Non-Performing Assets

In 2021, the RBI issued guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks, which are revised from time to time. These guidelines are applied for the calculation of impaired assets under Indian GAAP. Where our consolidated financial statements are prepared in accordance with U.S. GAAP, a loan loss provision is made in accordance with ASC 326 and ASC 450 and as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and under Note 2i “Summary of Significant Accounting Policies—Allowance for credit losses” to our consolidated financial statements. The principal features of the RBI guidelines are set forth below.

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

Non-Performing Assets

According to the RBI’s “Master Circular on Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances” (as updated on April 1, 2025), an asset, including a leased asset, becomes a non-performing asset (“NPA”) when it ceases to generate income for the bank.

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

Since 2015, in case of a restructuring, accounts classified as “standard” must be immediately downgraded to non-performing assets, i.e., “sub-standard”, with the exception of provisions related to changes in “Date of Commencement of Commercial Operations” (“DCCO”) in respect of infrastructure as well as non-infrastructure project loans. The RBI in its circular dated February 7, 2020, issued further guidelines regarding the deferment of the DCCO for projects in the non-infrastructure and commercial real estate (“CRE”) sectors, and clarified that deferment in certain instances will not be treated as restructuring. Once restructuring is complete, NPAs continue to have the same asset classification as they did prior to restructuring. The RBI has also specified guidelines regarding asset classification upgrades.

Project Finance Directions

On June 19, 2025, the RBI issued the “Reserve Bank of India (Project Finance) Directions, 2025” (the “Project Finance Directions”). The Project Finance Directions strengthen the extant regulatory framework in relation to project financing and restructuring of exposures relating to projects under implementation on account of change in DCCO. The Project Finance Directions substantially incorporate draft guidelines on “Prudential Framework for Income Recognition, Asset Classification and Provisioning Pertaining to Advances—Projects Under Implementation” issued in May 2024 and come into effect from October 1, 2025.

The Project Finance Directions set out the following: i) classification of various stages of the project lifecycle (design, construction, and operational phases), with prudential norms applicable based on the project phase; ii) provisioning requirements; iii) conditions for sanction and norms for disbursement of project finance; iv) conditions for extension of DCCO and treatment for breach of DCCO for projects; and v) requirement of maintenance of a comprehensive digital project database (with effect from January 1, 2026).

Resolution of Stressed Assets

In April 2024, the RBI issued the Master Circular on Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances (as amended from time to time), which consolidated the Reserve Bank of India (Prudential Framework for Resolution of Stressed Assets) Directions, 2019. In 2019, the RBI replaced the erstwhile framework for the resolution of stressed assets (including the framework for revitalizing distressed assets, the joint lenders forum mechanism, strategic debt restructuring, and the scheme of sustainable structuring of stressed assets).

As per the updated guidelines, lenders must recognize incipient stress in loan accounts immediately on default by classifying such assets under special mention accounts (“SMA”) as per the categories prescribed under the circular. The duration for which the principal or interest is overdue (i.e., 30-90 days) determines the relevant sub-category. The instructions on SMA classification of borrower accounts are applicable to all loans, except for agricultural advances governed by crop season-based asset classification norms. Loans classified as NPAs may be upgraded as “standard assets” only after the arrears of interest and principal have been paid by the borrower in full. Lenders must put in place policies approved by their board of directors for the resolution of stressed assets, including the timelines for such resolution, and they are expected to implement the resolution plan before default occurs. However, if a default occurs, lenders have a review period of 30 days within which their resolution strategy must be decided. The RBI guidelines provide the timelines within which the banks are required to implement the resolution plan, depending on the aggregate exposure of the borrower to the lender. For large accounts with the aggregate exposure of the lenders being Rs. 15 billion or more, the RBI has specified that the resolution plan must be implemented within 180 days from the end of the review period. If implementation of the resolution plan is delayed beyond 180 days, then the lenders are required to make an additional provision of 20.0 percent of the total outstanding. If the implementation of the resolution plan is delayed beyond 365 days, the lenders are required to make an additional provision of 15.0 percent (i.e., total additional provision of 35.0 percent) of the total outstanding. This additional provision is required to be made over and above the following, subject to the aggregate provisions being capped at 100 percent of the total amount outstanding: (i) the provisions already held and (ii) the provisions required to be made as per the asset classification status of the borrower account. Lenders are required to make appropriate disclosures of implemented resolution plans in their financial statements under “Notes on Accounts”.

In December 2024, the RBI mandated that regulated entities participating in debt relief schemes announced by state governments comply with guidelines under “Prudential treatment in respect of Government Debt Relief Schemes (“DRS”).” These guidelines cover participation by the regulated entity in the particular DRS, based on its board-approved policy, and treatment of waivers of interest and/or sacrifice of principal as a compromise settlement. Through these guidelines, the RBI also shared a model operating procedure with state governments for their consideration while designing and implementing such DRS through a consultative approach to avoid any non-alignment of expectations of the stakeholders involved, including the Government, lenders, and borrowers. Under these guidelines, regulated entities must take necessary action and actively follow up with the respective Governments for settlement of any dues pending receipt from the Government for more than 90 days, with respect to relief measures announced prior to the introduction of these guidelines.

Treatment of Willful Defaulters

In July 2024, the RBI released the “Master Direction on Treatment of Willful Defaulters and Large Defaulters” (the “Willful Defaulters Direction”), which is intended to serve as a comprehensive guideline delineating the regulatory framework and procedures for classification of borrowers as willful defaulters. The primary objective of the Willful Defaulters Direction is to provide for a non-discriminatory and transparent procedure for classifying a borrower as a willful defaulter by the lenders. The Willful Defaulters Direction also aims to put in place a system to disseminate credit information about willful defaulters for cautioning lenders to ensure that further institutional finance is not made available to them. The Willful Defaulters Direction defines a willful defaulter as: (i) a borrower or a guarantor who has committed willful default and the outstanding amount is Rs. 2.5 million and above, or as may be notified by the RBI, and (ii) where the borrower or a guarantor committing the willful default is a company, promoters and the directors of the company.

The Willful Defaulters Direction further specifies specific measures that can be taken against willful defaulters, such as the initiation of criminal proceedings, publishing of photographs of willful defaulters and penal measures against willful defaulters. Further, the Willful Defaulters Direction also specifies preventive measures, such as credit appraisals and monitoring end use of funds.

Provisioning in Case of Investments in AIFs

If a bank is unable to liquidate its investments, then it must make a 100.0 percent provision of such investments. In March 2024, the RBI clarified that any provisioning related to the investments would be required only to the extent such investment by the bank in the AIF scheme is further invested by the AIF in the debtor company. See also “—Capital Adequacy Requirements—Investments in Alternative Investment Funds (“AIFs”)”.

Framework for Compromise Settlements and Technical Write-offs

On June 8, 2023, the RBI issued a regulatory framework governing compromise settlements and technical write-offs, which is applicable to all regulated entities. The framework defines compromise settlement as a negotiated arrangement to fully settle the borrower’s claims, involving a sacrifice of the amount due from the borrower by regulated entities. Technical write-off refers to cases where the non-performing assets remain outstanding at borrowers’ loan account level, but are written off by the regulated entity for accounting purposes without waiving claims against the borrower and without prejudice to the recovery of such claims. The framework requires the regulated entities to have a board-approved policy which lays down the process to be followed when undertaking compromise settlements and technical write-offs. Among other things, the framework provides that:

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

Fair Lending Practice

Penal Charges in Loan Accounts

The RBI notified certain instructions in relation to “Fair Lending Practice—Penal Charges in Loan Accounts” dated August 18, 2023 (the “Fair Lending Guidelines”), which came into effect on April 1, 2024. As per the Fair Lending Guidelines, inter alia, banks may not introduce any additional component to the rate of interest and are required to formulate a board approved policy on penal charges or similar charges on loans. These instructions do not, however, apply to credit cards, external commercial borrowings, trade credits and structured obligations which are covered under product specific directions. Further, in the case of existing loans, the switchover to the new penal charge regime had to be implemented on the next review or renewal date falling on or after April 1, 2024, but not later than June 30, 2024.

Fair Practices Code for Lenders

In April 2024, the RBI issued guidelines on “Fair Practices Code for Lenders—Charging of Interest” to promote fairness and transparency in the charging of interest by lenders, while providing adequate freedom to banks with regard to their loan pricing policies. The circular directed banks to review their practices regarding the mode of disbursal of loans, application of interest and other charges and to take corrective action, including system level changes, as may be necessary.

Act Relating to Recovery of NPAs

As a part of the financial sector reforms, the Government introduced the SARFAESI Act. The SARFAESI Act provides banks and other lenders with increased powers in the recovery of the collateral underlying NPAs. In September 2023, the RBI issued instructions on “Display of information—Secured assets possessed under the SARFAESI Act, 2002” that came into effect in March 2024. As per these instructions, the Bank is required to disclose the details of the secured assets of its borrowers that are in its possession.

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

Since 2014, the RBI has imposed incremental provisioning requirements for banks’ exposures to entities with unhedged foreign currency exposure (“UFCE”). Banks are required to collect specific information from their customers and assess the extent to which a customer is exposed to unhedged foreign currency on account of volatility in the exchange rate of the rupeevis-à-visforeign currencies and calculate the incremental provisions based on the methodology prescribed by the RBI. In October 2022, the RBI reviewed all existing guidelines in relation to UFCE and issued the Reserve Bank of India (Unhedged Foreign Currency Exposure) Directions, 2022. These directions came into force on January 1, 2023, and apply to all commercial banks excluding Payments Banks and Regional Rural Banks (as defined by the RBI). Among other things, these directions clarify the definition of “entities” for which banks must assess UFCE.

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

Floating Provisions

In 2006, the RBI issued prudential standards on the creation and utilization of floating provisions (provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). Floating provisions must be held separately and cannot be reversed by credit to the profit and loss account. The RBI has permitted banks to utilize a prescribed percentage of the floating provisions held by them for making specific loan loss allowances for impaired accounts under extraordinary circumstances. Until the utilization of such provisions, they can be netted off from gross non-performing assets to arrive at disclosure of net non-performing assets, or alternatively, can be treated as part of Tier II capital within the overall ceiling of 1.25 percent of credit RWAs.

Provisioning Coverage Ratio

With a view to ensuring counter-cyclical provisioning in the banking system, in 2010 the RBI mandated that banks should augment their provisioning cushions consisting of specific provisions against NPAs as well as floating provisions (to the extent not used at Tier II capital) and ensure that their total Provisioning Coverage Ratio (“PCR”), including the above floating provisions, is not less than 70.0 percent. Under the current regime, (i) the PCR of 70.0 percent may be computed with reference to the gross NPA position in the relevant banks as of September 30, 2010; (ii) the surplus of the provision under PCR over the amount required by the guidelines is treated as a “countercyclical provisioning buffer”; and (iii) banks may utilize up to a prescribed percentage of the countercyclical provisioning buffer/floating provisions held by them for making specific provisions for NPAs during periods of system-wide downturn, with prior approval of the RBI.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies (“ARCs”)

The SARFAESI Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The RBI has also issued guidelines to banks on the process to be followed for the sale of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is an NPA. A bank could also sell a standard asset only if (i) the asset is under consortium or multiple banking arrangement; (ii) at least 75.0 percent by value of the asset is classified as non-performing in the books of other banks and financial institutions; and (iii) at least 75.0 percent by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale of the asset to a securitization company or a reconstruction company. Banks selling financial assets must ensure that there is no known liability being transferred to them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks cannot sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0 percent, by value of the banks or financial institutions, accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash or bonds/debentures issued by the asset reconstruction company or trusts set up by it to acquire financial assets. If the consideration comprises only cash and government-guaranteed security receipts, excess provisions may be reversed by the lenders to the profit and loss account. Such security receipts shall be valued periodically based on the recovery ratings received for such instruments, and any security receipts outstanding after the final settlement of the government guarantee or the expiry of the guarantee period, whichever is earlier, shall be valued at one rupee. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

Asset reconstruction companies can acquire assets from other asset reconstruction companies subject to stipulated conditions. Asset reconstruction companies are restricted from buying financial assets from a bank or financial institution which is a sponsor of the asset reconstruction company, lender to the asset reconstruction company or a subscriber to the asset reconstruction fund, or an entity in the group to which the asset reconstruction companies belong.

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

In line with these recommendations, in April 2023, the RBI issued the master circular on asset reconstruction companies, which consolidates instructions and guidelines previously issued by the RBI in relation to asset reconstruction companies.

In April 2024, the RBI released the Master Direction on ARCs, which provided regulations in relation to the maintenance of the minimum capital requirement, net owned funds, registration requirements and other directions to ensure prudent and efficient functioning of ARCs and to protect the interest of investors. The directions are updated by the RBI from time to time.

Guidelines on Sale and Purchase of Non-Performing Assets among Banks, Financial Institutions and Non-banking Financial Institutions

In order to increase the options available to banks for resolving their NPAs and to develop a healthy secondary market for NPAs, in 2005, the RBI issued guidelines for the purchase and sale of NPAs among banks, financial institutions and NBFCs. In terms of these guidelines, banks’ boards are required to establish policies covering, among others, a valuation procedure to be followed to ensure that the economic value of financial assets is reasonably estimated based on the assessed cash flows arising out of repayment and recovery prospects. Purchases and sales of NPAs must be without recourse to the seller, on a cash basis, with the entire consideration being paid up-front, and after the sale there should not be any known liability devolving on the seller.

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

In January 2023, the RBI released a discussion paper on the securitization of stressed assets. The paper proposed to enable securitization of NPAs through a special purpose entity, similar to the securitization of standard assets. While currently there is no corresponding mechanism in force for securitization of NPAs through this route, the SARFAESI Act does provide for securitization of NPAs through ARCs, as noted above.

On April 9, 2025, the RBI released draft directions on the securitization of stressed assets (the “2025 Draft Securitization Directions”) with a view to provide a broader mechanism for regulated entities to undertake securitization of their stressed loan exposures, similar to the 2021 framework on securitization of standard assets. The 2025 Draft Securitization Directions aim to supplement the specific areas covered under the SARFAESI Act. Under the 2025 Draft Securitization Directions, lenders shall not undertake securitization activities or assume securitization exposures of (a) re-securitization exposures, and (b) securitization with the following underlying assets: (i) exposures to other lending institutions; (ii) refinance exposures of AIFIs; (iii) farm credit; (iv) education loans; (v) accounts identified as Fraud/Red Flagged Account; and (vi) accounts identified as or being examined for Willful Default. The 2025 Draft Securitization Directions further provide that the originator shall sell assets to special purpose entities only on a cash basis and the loans can be taken out of the books of the transferor only on receipt of the entire sale consideration.

Guidelines on Sale of Standard Assets

The RBI first issued guidelines for the securitization of standard assets in February 2006. The guidelines provided that for a transaction to be treated as a securitization, a two-stage process must be followed. In the first stage there must be a sale of a single asset or pooling and transferring of assets to a bankruptcy remote special purpose vehicle (“SPV”) in return for immediate cash payment and in the second stage repackaging and selling the security interests representing claims on incoming cash flows from the asset or pool of assets to third-party investors should be effected. Further, to enable the transferred assets to be removed from the balance sheet of the seller in a securitization structure, the isolation of assets or “true sale” from the seller or originator to the SPV is an essential prerequisite. Also, an arm’s-length relationship must be maintained between the originator, the seller and the SPV.

Certain regulatory standards for capital adequacy, valuation, profit and loss on sale of assets, income recognition and provisioning, accounting treatment for securitization transactions and disclosure standards have been prescribed. The guidelines are applicable for originators and have prescribed provisions for service providers like credit enhancers, liquidity support providers and underwriters, and investors. Quarterly reporting to the audit sub-committee of the board of directors by originating banks of the securitization transactions has also been prescribed. Apart from banks, these guidelines are also applicable to financial institutions and NBFCs.

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

In December 2015, the RBI issued guidelines on computing interest rates on advances based on the marginal cost of funds (the “2015 Rates Guidelines”). The 2015 Rates Guidelines were issued with a view to improve transmission of policy rates into bank lending rates, improve transparency in the methodology followed by banks for determining interest rates on advances, and ensure the availability of bank credit at interest rates which are fair to the borrowers as well as the banks. The Master Direction—Reserve Bank of India (Interest Rate on Advances) Directions, 2016 (the “2016 Rates Master Direction”) came into effect in 2016, pursuant to which all rupee loans sanctioned and credit limits renewed must be priced with reference to the marginal cost of funds-based lending rate system (“MCLR”). Actual lending rates must be determined by adding the components of spread to the MCLR. Banks review and publish their MCLR of different maturities every month on a pre-announced date. The 2016 Rates Master Direction provided that existing loans and credit limits linked to the previously-applicable Base Rate could continue until repayment or renewal. Certain types of loans, including fixed rate loans with tenor over three years and loans linked to a market-determined external benchmark, are exempt from provisions of MCLR. The existing borrowers had the option to move to MCLR-linked loans at mutually acceptable terms.

The RBI issued the “Key Facts Statement for Loans & Advances” (the “KFS Circular”) on April 15, 2024. The KFS Circular is applicable to all regulated entities. As per the KFS Circular and with effect from October 1, 2024, regulated entities must provide a key facts statement to all prospective borrowers, which shall include a computation sheet of annual percentage rate and the amortization schedule of the loan over the loan tenor, to help them form an informed view before executing the loan contract.

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

The priority sector lending targets are linked to the adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBSE”), whichever is higher, as on the corresponding date of the previous year. Domestic banks and foreign banks having 20 or more branches in India are required to achieve total priority sector lending equivalent to 40.0 percent of their ANBC or CEOBSE, whichever is higher. Of the total priority sector advances, agricultural advances are required to be 18.0 percent of ANBC or CEOBSE, whichever is higher. Advances to weaker sections were required to be 12.0 percent of ANBC or CEOBSE, whichever is higher. Within the 18.0 percent target for agriculture, a target of 13.78 (14.0 for fiscal year 2026) percent of ANBC or CEOBSE, whichever is higher, was prescribed for Non-Corporate Farmers (“NCFs”), out of which a target of 10.0 percent was prescribed for small and marginal farmers. The target for micro enterprises is set at 7.5 percent.

Effective fiscal year 2026, loans to individuals up to Rs. 5.0 million in centers with populations of 5.0 million and above, Rs. 4.5 million in centers with populations of 1.0 million and above but below 5.0 million, and Rs. 3.5 million in centers with populations below 1.0 million for the purchase or construction of a dwelling unit per family (provided the overall cost of the dwelling unit in the centers does not exceed Rs. 6.3 million, Rs. 5.7 million and Rs. 4.4 million, respectively), excluding loans granted by banks to their own employees, are to be treated as part of priority sector lending. Loans to individual borrowers for educational purposes, including vocational courses up to Rs. 2.5 million, are also to be treated as part of priority sector lending. Investments by banks in securitized assets and outright purchases of loans representing loans to various categories of the priority sector (except “others”) are eligible for classification under the priority sector only if certain criteria are fulfilled.

Bank loans up to a limit of Rs. 80.0 million per borrower for building social infrastructure for activities, namely schools, drinking water facilities and sanitation facilities and loans up to a limit of Rs. 120.0 million per borrower for building health care facilities in Tier II to Tier VI centers are treated as priority sector lending. Further, bank loans up to a limit of Rs. 350.0 million to borrowers for purposes like renewable energy-based power generators and for renewable energy-based public utilities like street lighting systems and remote village electrification are also treated as priority sector lending.

Scheduled commercial banks are permitted to co-lend with all registered NBFCs (including housing finance companies) for lending to the priority sector.

Banks are required to ensure compliance with priority sector lending targets on a calendar quarter basis. All banks (excluding UCBs under all-inclusive directions) having a shortfall in lending to priority sector targets are allocated amounts for contribution to the Rural Infrastructure Development Fund or funds with the National Bank for Agriculture and Rural Development and other financial institutions, as may be decided by the RBI, as and when funds are required by them. The interest rates on banks’ contributions to these schemes and periods of deposits, among other things, are provided in the latest RBI Master Directions on Priority Sector Lending —Targets and Classification. Further, in the case of no shortfall in the overall priority sector lending target but a shortfall in any sub-target, an interest rate of the bank rate minus two percentage points will apply. Additionally, as per RBI guidelines, non-achievement of priority sector targets and sub-targets is taken into account by the RBI when granting regulatory clearances and approvals for various purposes. While computing priority sector achievement, a simple average of all quarters will be arrived at and considered for computation of overall shortfall/excess at the end of the year. The RBI assigns weightages to incremental priority sector credit in identified districts. A higher weight (125.0 percent) will be assigned in the identified districts where the credit flow is comparatively lower and a lower weight (90.0 percent) will be assigned in the identified districts where the credit flow is comparatively higher. This will be valid for up to financial year 2026-27 and will be reviewed thereafter. The districts not further specified will continue to have a normal weightage of 100.0 percent.

Further, foreign banks with less than 20 branches are directed to achieve a total priority sector lending target of 40.0 percent of ANBC or CEOBSE, whichever is higher, out of which up to 32.0 percent can be in the form of export credits and not less than 8.0 percent can be to any other priority sector.

In order to enable banks to achieve the priority sector lending target and sub-targets, the RBI, in its circular dated April 7, 2016, introduced the Priority Sector Lending Certificates (“PSLC”) Scheme. The scheme permits banks to purchase PSLCs in the event of a shortfall from those banks that have achieved a surplus in their priority sector lending targets. There are four kinds of PSLCs:

(i)	PSLC Agriculture: counting for achievement towards the total agriculture lending target;

(ii)	PSLC SF/MF: counting for achievement towards the sub-targets for lending to small and marginal farmers, weaker sections and NCFs;

(iii)	PSLC Micro Enterprises: counting for achievement towards the sub-target for lending to micro enterprises; and

(iv)	PSLC General: counting for achievement towards the overall priority sector target.

The RBI has permitted bank loans to registered NBFCs (other than MFIs) for on-lending purposes to be classified as priority sector loans, within the relevant categories as outlined above, subject to the condition that a bank’s loans to registered NBFCs (other than MFIs) and HFCs for on-lending purposes will only be permitted up to an overall limit of 5.0 percent of an individual bank’s total priority sector lending of the previous financial year, effective fiscal year 2026. The RBI clarified that a bank’s loan for on-lending will continue to be classified under the priority sector until the date of their repayment or maturity. The RBI also clarified that bank loans made to HFCs for on-lending for the purpose of housing will continue on an on-going basis. Furthermore, existing loans disbursed under the on-lending model will continue to be classified under the applicable priority sector until the date of repayment or maturity.

Export Credit

The RBI also requires banks to make loans to exporters. We provide export credit for pre-shipment and post-shipment requirements of exporters in rupees as well as foreign currencies. Export credit in the agriculture and MSME sectors is permitted to be classified as priority sector lending in the corresponding agriculture and MSME categories. Export credit (other than in the agriculture and MSME categories) is permitted to be classified as priority sector lending in the following manner: (i) the incremental export credit extended by domestic banks over the corresponding date of the preceding year, up to 2.0 percent of ANBC or CEOBSE, whichever is higher, subject to a limit of Rs. 500.0 million per borrower will be classified as priority sector lending; (ii) the incremental export credit extended by foreign banks with 20 or more branches over the corresponding date of the preceding year, up to 2.0 percent of ANBC or CEOBSE, whichever is higher; and (iii) export credit extended by foreign banks with less than 20 branches up to 32.0 percent of ANBC or CEOBSE, whichever is higher.

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

The RBI limits exposure to individual borrowers to not more than 15.0 percent of the capital funds of a Bank and limits exposure to a borrower group to not more than 40.0 percent of the capital funds of a bank. See also “—Large Exposures Framework” discussed below. The capital funds for this purpose are comprised of Tier I and Tier II capital, as defined under the capital adequacy standards and as per the published accounts as of March 31 of the previous year. The infusion of Tier I or Tier II capital, either through domestic or overseas issuances, after the published balance sheet date is also eligible for inclusion in the capital funds for determining the exposure ceiling. In the case of infrastructure projects, such as power, telecommunications, road and port projects, an additional exposure of up to 5.0 percent of capital funds is allowed in respect of individual borrowers and up to 10.0 percent in respect of group borrowers. Banks may, in exceptional circumstances and with the approval of their boards, consider increasing their exposure to an individual borrower or a borrower group by a further 5.0 percent of capital funds. The prudential limit in respect of a bank’s exposure to oil companies to which specified oil bonds have been issued by the Government of India is 25.0 percent of capital funds. Banks need to make appropriate disclosures in their annual financial statements in respect of exposures where they have exceeded the prudential exposure limits during the year.

The RBI issued the revised Master Circular – Bank Finance to NBFCs in April 2024 (as updated on April 1, 2025) pursuant to which banks’ exposures to a single NBFC (excluding gold loan companies) remains restricted to 20.0 percent of their eligible capital base (Tier I capital). Banks’ exposures to a group of connected NBFCs or group of connected counterparties having NBFCs in their respective group will be restricted to 25.0 percent of their Tier I capital. The exposure of a bank to a single NBFC which is predominantly engaged in lending against collateral of gold jewelry (i.e., such loans comprising 50.0 percent or more of their financial assets), must not exceed 7.5 percent of the bank’s capital funds (Tier I plus Tier II capital). However, this exposure ceiling may increase by 5.0 percent, i.e., up to 12.5 percent of the banks’ capital funds if the additional exposure is on account of funds lent by such NBFCs to the infrastructure sector. Banks may also consider fixing internal limits for their aggregate exposure to all NBFCs combined.

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

In August 2016, the RBI issued a circular imposing certain restrictions on lending by banks to large borrowers. The circular aimed to mitigate the risk posed to the banking system by large loans to single corporate borrowers, and also encourage large corporates with borrowings from the banking system above a cut-off level to tap the market for their working capital and term loan needs. As per the circular, banks are required to keep exposures to specified borrowers within a normally permitted lending limit (“NPLL”) specified in the circular from the fiscal year succeeding that in which the borrower is identified as a specified borrower. For incremental exposures in excess of the NPLL, banks are required to maintain an additional provision of 3.0 percent on such excess. Additional risk weight of 75.0 percent over and above the applicable risk weight for the exposure to the specified borrower is also required to be maintained by the bank in case of any incremental exposure. The guidelines define “specified borrowers” as having an aggregate fund-based credit limit (as described in the circular) of over Rs. 100.0 billion. The 2016 Circular has been consolidated into the Master Circular on Basel III Capital Regulations. Since 2019, borrowers having a fund-based working capital limit of Rs. 1,500.0 million and above from the banking system need to have a loan component of at least 60.0 percent. Accordingly, such borrowers’ drawings up to 60.0 percent of the total fund-based working capital limits must only be allowed from the loan component, and drawings in excess of this may be allowed as a cash credit facility. The undrawn portion of cash credit/overdraft limits sanctioned to large borrowers, irrespective of whether unconditionally cancellable or not, are subject to a credit conversion factor of 20.0 percent.

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

In terms of the Large Exposure Framework, banks’ exposures to a single NBFC are restricted to 20.0 percent of their available eligible capital base. Banks exposures to NBFCs predominantly engaged in lending against gold continue to be governed by limits prescribed in the RBI circular dated May 18, 2012. The RBI, in its circular from February 2021, exempted from the framework lending by foreign sovereigns or their central banks that are (i) subject to a zero percent risk weight under the Basel III guidelines; and (ii) where such lending is denominated in the domestic currency of that sovereign and met out of resources of the same currency. Under the Banking Regulation Act, Indian branches of foreign banks are required to maintain minimum paid up capital and reserves, and in order to meet this requirement, deposit with the RBI either cash or unencumbered approved securities. In September 2021, the RBI allowed the Indian branches of foreign banks to include cash (and/or encumbered approved securities) which has been availed as interest-free funds from the bank’s head office or remittable surplus retained in Indian books of accounts to mitigate/offset the large exposure framework only to their Head office, subject to certain conditions. Foreign banks are allowed to exclude derivative contracts executed prior to April 1, 2019 when computing the derivative exposure of their head offices (including overseas branches). The RBI has also clarified that double counting of the funds placed with the RBI to fulfill the requirement to maintain minimum paid-up capital and reserves under the Banking Regulation Act as both capital and credit risk mitigation is not allowed.

The RBI has issued separate guidelines in relation to the Large Exposure Framework for NBFCs.

Regulations Relating to Capital Market Exposure Limits

The RBI has issued guidelines on financing to participants in the capital markets. These guidelines place a ceiling on the overall exposure of a bank to the capital markets.

The aggregate exposure that a bank has to the capital markets in all forms (both fund-based and non-fund-based) must not exceed 40.0 percent of its net worth (both for the stand-alone and the consolidated bank) under Indian GAAP as of March 31 of the previous year. Within this overall ceiling, the bank’s direct investment in shares, convertible bonds and debentures, units of equity-oriented mutual funds and exposure to VCFs must not exceed 20.0 percent of its net worth (both for the stand-alone and the consolidated Bank). Net worth is comprised of the aggregate of paid-up capital, free reserves (including share premium but excluding revaluation reserves), investment fluctuation reserve and credit balance in the profit and loss account, less the debit balance in the profit and loss account, accumulated losses and intangible assets. There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.

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

Limits on Intra-group Transactions and Exposures

In 2014, the RBI issued guidelines on the management of intra-group transactions and exposures. These guidelines contain both quantitative limits for the financial intra-group transactions and exposures (“ITEs”) and prudential measures for the non-financial ITEs to ensure that the banks engage in ITEs in a prudent manner in order to contain the concentration and contagion risk arising out of ITEs. These measures are aimed at ensuring an arm’s-length relationship in dealings with group entities and prescribe minimum requirements with respect to group risk management and group-wide oversight and prudential limits on intra-group exposures. Since 2014, a bank’s exposure to a non-financial or unregulated financial services entity in its group is capped at 5.0 percent of its paid-up capital and reserves and its exposure to a regulated financial services company in its group is capped at 10.0 percent of its paid-up capital and reserves. Any exposure beyond the permissible limits is deducted from CET-I capital of the bank.

Regulation Relating to Country Risk Management

The RBI has issued detailed guidelines on country risk management that cover banks’ exposure to those countries to which they have a net funded exposure of 1.0 percent or more of their total assets, which became effective in 2005. These guidelines were consolidated in the RBI’s Master Circular on Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances dated April 2, 2024 (as updated on April 1, 2025).The countries are categorized into seven risk categories, namely: insignificant, low, moderate, high, very high, restricted and off-credit. Required provisioning is based on exposures exceeding 180 days on a graded scale ranging from 0.25 percent to 100.0 percent. Banks may maintain a lower level of provisioning of 25.0 percent of the requirement in respect of exposures with a contractual maturity of less than 180 days.

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

In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (“non-SLR”) securities, and, in particular, the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investment by banks in non-SLR securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0 percent of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with disclosure requirements for listed companies as prescribed by the SEBI. Banks’ investments in unlisted non-SLR securities may exceed the limit of 10.0 percent by an additional 10.0 percent, provided further that the investment is on account of investments in securitization papers issued for infrastructure projects and bonds/debentures issued by securitization companies or reconstruction companies set up under the SARFAESI Act and registered with the RBI. Investments in security receipts issued by securitization companies or reconstruction companies registered with the RBI, investments in asset-backed securities and mortgage-backed securities, that are rated at or above the minimum investment grade and investments in unlisted convertible debentures will not be treated as unlisted non-SLR securities for computing compliance with the prudential limits. The guidelines relating to listing and rating requirements of non-SLR securities do not apply to investments in securities directly issued by the Central and State Governments, which are not reckoned for SLR purposes, and those directly issued by foreign sovereigns, equity shares, equity/debt instruments/Units issued by Category I and Category II AIFs, commercial paper, certificates of deposit, mutual fund schemes where any part of the corpus can be invested in equity, Non Convertible Debentures (“NCDs”) with original or initial maturity up to one year issued by corporates (including NBFCs) and securities acquired by way of conversion of debt, subject to periodic reporting to the RBI in the DSB return on asset quality. Banks are not permitted to invest in unrated non-SLR securities, except in the case of unrated bonds of companies engaged in infrastructure activities, within the overall ceiling of 10.0 percent for unlisted non-SLR securities.

The total investment by banks in liquid/short-term debt schemes (by whatever name called) of mutual funds with a weighted average maturity of the portfolio of not more than one year, will be subject to a prudential cap of 10.0 percent of their net worth as of March 31 of the previous year. The weighted average maturity would be calculated as the average of the remaining period of maturity of securities weighted by the sums invested.

Non-Performing Investments

The RBI has defined non-performing investments (“NPI”) as those where principal or interest is unpaid for more than 90 days including preference shares where a fixed dividend is not paid or declared. The non-availability of the latest balance sheet of a company in whose equity securities a bank has invested will also render those equity shares NPI. If any credit facility availed of by the issuer is an NPA in the books of the bank, investment in any of the securities issued by the same issuer would also be treated as a NPI and vice versa. However, if only preference shares have been classified as an NPI, the investment in any of the other performing securities issued by the same issuer need not be classified as an NPI and any performing credit given to that borrower need not be treated as an NPA.

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

Repo Directions

In July 2018, the RBI issued the Repurchase Transactions (Repo) (Reserve Bank) Directions, 2018. These directions are applicable to repurchase transactions (repo), excluding repo/reverse repo transactions under the Liquidity Adjustment Facility and Marginal Standing Facility. The directions also cover repo contracts where a third entity (known as the Tri-Party Agent) acts as an intermediary between two parties to the repo to facilitate services like collateral selection and payment and settlement. .

Valuation of Investments

In January 2022, the RBI released a discussion paper about the review of prudential norms for classification, valuation and operations of investment portfolios of commercial banks. The paper proposed to comprehensively align the prudential framework with global standards, while retaining certain elements considering the domestic context. The Master Direction—Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023 dated September 12, 2023 (the “2023 Investment Portfolio Directions”) came into effect for the accounting period commencing on or after April 1, 2024, and the prior directions now stand repealed. The 2023 Investment Portfolio Directions update the Indian regulatory guidelines in line with global standards and best practices, and are revised by the RBI from time to time.

They introduce, inter alia, a symmetric treatment of fair value gains and losses, a clearly identifiable trading book under HFT, the removal of the 90-day ceiling on the holding period for HFT investments, the removal of the ceilings on HTM investments, and a requirement for more detailed disclosures on the investment portfolio. All banks were required to reclassify their investment portfolio on or after April 1, 2024, in line with the 2023 Investment Portfolio Directions, as amended from time to time.

Classification

In accordance with the revised norms on investments, investments are classified on the date of purchase into “Held to Maturity” (“HTM”), “Available for Sale” (“AFS”) and “Fair value through Profit and Loss” (“FVTPL”) categories (hereinafter called “categories”). “Held for Trading” (“HFT”) is a separate investment sub-category within FVTPL. All investments in subsidiaries, associates and joint ventures are categorized in a distinct category called Group companies (“Group cos”). Under each of these categories, investments are further classified under six groups (hereinafter called “groups”): Government Securities, Other Approved Securities, Shares, Debentures and Bonds, Investments in Subsidiaries / Joint Ventures and Other Investments.

Hitherto, investments were classified on the date of purchase into “Held for Trading” (“HFT”), “Available for Sale” (“AFS”) and “Held to Maturity” (“HTM”) categories (hereinafter called “categories”). Subsequent shifting among the categories was done in accordance with the RBI guidelines. Under each of these categories, investments were further classified into the same six groups identified above.

Purchase and sale transactions in securities are accounted on settlement date except in the case of equity shares which are accounted on trade date.

Basis of Classification

Investments which the Bank intends to hold until maturity and whose contractual terms give rise to cash flows that are solely payment of principal and interest on principal outstanding (“SPPI”) are classified under the HTM category. All investments in subsidiaries / associates/ joint ventures are classified under the category of Group Cos. Investments which the Bank acquires with an objective that is achieved by both collecting contractual cashflows and selling securities and where the contractual terms of the investment meet the SPPI criterion are classified under the AFS category. Investments not classified in any of the above categories are classified under the FVTPL category. HFT, which is a sub-category of FVTPL consists of all instruments that meet the specifications for HFT instruments prescribed by the RBI.

Valuation

In accordance with revised norms on investments:

•

Investments classified under FVTPL and AFS categories are fair valued individually. Net gain or loss arising on such valuation of FVTPL category is directly taken to the profit and loss account. The net appreciation or depreciation (adjusted for the effect of applicable taxes, if any) in AFS Category is directly taken to AFS reserve without routing through the profit and loss account.

•

Quoted investments are valued based on the trades / quotes on the recognized stock exchanges or prices published by Financial Benchmarks India Pvt Ltd. (“FBIL”) or Fixed Income Money Market and Derivatives Association (“FIMMDA”).

•

Unquoted Government of India securities, state government securities and special bonds such as oil bonds, fertilizer bonds and others issued by the Government of India are valued as per the prices published by FBIL. The valuation of other unquoted fixed income securities (i.e., other approved securities and bonds and debentures) and preference shares is done with appropriate mark-up, i.e., applicable FIMMDA published credit spreads over the Yield to Maturity (“YTM”) rates for Government of India securities as published by FBIL.

•

Unquoted equity shares are valued at the break-up value, ascertained from the company’s latest balance sheet. The date as on which the latest balance sheet is drawn up does not precede the date of valuation by more than 18 months. In case the latest audited balance sheet is not available or is more than 18 months old, the shares are valued at Rs. 1 per company.

•	Units of mutual funds are valued at the latest Net Asset Value (“NAV”) declared by the mutual fund.

•	Treasury bills, commercial papers and certificate of deposits being discounted instruments are valued at carrying cost.

•

Investments in Security Receipts (“SRs”) and unquoted units of Infrastructure Investment Trust (“InvIT”) are valued as per the net asset value provided by the issuing Asset Reconstruction Company and InvIT respectively.

•

Investments in unquoted units of Alternative Investment Fund (“AIF”) are valued at NAV provided by the AIF. Where an AIF fails to carry out and disclose the valuation of its investments by an independent valuer as per the frequency mandated by SEBI, the value of its units is treated as Rs. 1. In case AIF is not registered under SEBI (“Alternative Investment Fund”) Regulation, 2012, and the latest disclosed valuation of its investments by an independent valuer precedes the date of valuation by more than 18 months the value of its units is treated as Rs. 1.

•

Investments classified under HTM and Group Cos. category are carried at their acquisition cost and not marked to market. Any diminution, other than temporary, in the value of investments in HTM and Group Cos. category is provided for. Hitherto, any premium on investments classified under HTM category, was amortized over the remaining maturity period of the security on a constant yield-to-maturity basis.

•

For all debt securities meeting SPPI criteria (except short sale securities), any discount or premium on acquisition is accreted or amortized over the remaining maturity period of the security on a constant yield-to-maturity basis. Such accretion or amortization of discount or premium is classified under interest income from investments.

•	The investment portfolio is categorized into three fair value hierarchies, i.e., Level 1, Level 2, and Level 3:

•	Level 1 Financial Instruments are valued with inputs such as quoted prices in active markets for identical instruments.

•	Level 2 Financial Instruments are valued with inputs other than quoted prices, that are observable for asset or liability either directly or indirectly.

•	Level 3 Financial Instruments are valued using unobservable inputs.

•

All investments are measured at fair value on initial recognition. Unless facts and circumstances suggest that the fair value is materially different from the acquisition cost, it is presumed that the acquisition cost is the fair value. Where the securities are quoted or the fair value can be determined based on market observable inputs, any Day 1 gain/loss is recognized in the profit and loss account. In case of Level 3 instruments, any Day 1 loss is recognized immediately in the profit and loss account whereas any Day 1 gain is deferred. In case of Level 3 debt instruments, the Day 1 gain is amortized on a straight-line basis up to the maturity date (or earliest call date for perpetual instruments), while for unquoted Level 3 equity instruments, the gain is set aside as a liability until the security is listed or derecognized.

•

Non-performing investments (“NPIs”) are identified, and provision is made thereon based on the RBI guidelines. Provision for non-performing shares is not set-off against appreciation in respect of performing shares. Appreciation, if any, in the value of a NPI is not recognized. Income on NPIs is not recognized until received.

Disposal of investments

In accordance with the revised norms on investments, Profit / Loss on sale of investments under the aforesaid categories is recognized in the profit and loss account except for equity instruments designated under AFS at the time of initial recognition, in respect of which the gains and losses are transferred from AFS Reserve to the Capital Reserve. The profit from sale of investment under HTM and Group Cos. categories, net of taxes and transfer to statutory reserve is appropriated from the profit and loss account to “Capital Reserve”, in accordance with RBI guidelines.

Prohibition on Short Selling

The RBI does not permit short selling of securities by banks, except in the circumstances specified below.

•

Banks can short-sell central government securities, subject to the short position being covered within a maximum period of three months, including the day of trade. The short positions must be covered only by an outright purchase of an equivalent amount of the same security or through a long position in the when issued market or allotment in primary auction.

•	Banks can re-repo government securities, including state development loans and treasury bills, acquired under reverse repo subject to conditions prescribed by the RBI.

•	Scheduled commercial banks and primary dealers or bond houses can execute the sale leg of short sale transactions in relation to government securities in the over-the-counter market.

•	Custodians and banks can short-sell in the government bond market with primary members or individual bank customers, who invest through lenders.

•

Pursuant to the Short Sale (Reserve Bank) Directions, 2018, certain regulated entities which have the approval of the regulators can undertake short sales, provided that the maximum amount of a security (face value) that can be short sold are either liquid securities up to 2.0 percent of the total outstanding stock of each security, or Rs. 5,000.0 million, whichever is higher, and other securities up to 1.0 percent of the total outstanding stock of each security, or Rs. 2,500.0 million, whichever is higher. Liquid securities are securities identified and published by the Fixed Income Money Market and Derivatives Association of India (“FIMMDA”)/Financial Benchmarks India Limited (“FBIL”) as a “liquid security” for the purpose of short sale transactions. In January 2023, these directions were made applicable to short sale transactions in dated sovereign green bonds issued by the Government.

Regulations Relating to Deposits

The RBI has permitted banks to independently determine rates of interest offered on fixed deposits. However, banks are not permitted to pay interest on current account deposits. Since 2010, payment of interest on a savings account deposit is calculated on a daily product basis against the previous practice of interest being payable on the minimum balance held in the account during the period from the tenth day to the last calendar day of the month. Since 2011, the RBI permits banks to offer varying rates of interest on savings deposits of resident Indians subject to the following conditions:

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

Since 2011, the RBI also permits banks the flexibility to offer varying rates of interest on Non-Resident (External) (“NRE”) and Non-Resident (Ordinary) (“NRO”) deposit accounts. However, banks are not permitted to offer rates of interest on NRE or NRO deposit accounts that are higher than those offered on domestic rupee deposit accounts of the same tenor and maturity.

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

The RBI has permitted banks the flexibility to offer varying rates of interest on domestic term deposits of the same maturity based on the size of these deposits, subject to the following conditions:

•	a single term deposit is of Rs. 30.0 million and above; and

•	interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

In 2016, the RBI issued the Master Direction on Interest Rates on Deposits. The master direction is applicable to all scheduled commercial banks, SFBs, payment banks and local area banks accepting deposits in rupees and foreign currency. This master direction consolidated instructions on rules and regulations framed by the RBI under various acts including banking issues and foreign exchange transactions. On April 1, 2025, the RBI repealed the 2016 Master Direction on Interest Rates on Deposits and introduced the updated Master Direction—Reserve Bank of India (Interest Rate on Deposits) Directions, 2025.

To achieve greater financial inclusion, banks have been advised by the RBI to offer a basic savings bank deposit (“BSBD”) account without any requirement of minimum balance and without carrying a charge for the stipulated basic minimum services that would make such accounts available as a normal banking service to all. In 2019, the RBI advised banks to offer the following minimum facilities: (i) deposit of cash at banking outlets as well as ATMs and CDMs, (ii) receipt or payment of monies through any electronic channel or by means of deposit or collection of cheques drawn by the central or state government agencies and departments, (iii) no limit on the number and value of deposits that can be made in a month, (iv) a minimum of four withdrawals in a month, including ATM withdrawal, (v) the provision of ATM cards or ATM-cum-debit cards, and (vi) value-added services in addition to such minimum facilities as described here, including the issuance of cheque books. The holders of BSBD accounts are not eligible to open any other savings bank deposit account in the bank in which such holder maintains a BSBD account. In addition, BSBD accounts are subject to the RBI’s KYC and anti-money laundering requirements for opening bank accounts.

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

Electronic and Digital Payments

In July 2017, the RBI released guidelines titled “Customer Protection—Limiting Liability of Customers in Unauthorised Electronic Banking Transactions”. Under these guidelines, banks have been directed to (i) put in place appropriate internal control systems and procedures to ensure safety and security of electronic banking transactions carried out by customers; and (ii) facilitate ease of reporting and monitoring of unauthorized transactions by customers to banks. Further, indicators have been identified by the RBI to banks on situations where liability may or may not be accorded to the customers in case of unauthorized transactions, and the limits on and timelines for such liability of customers for third-party breaches. In 2019, these guidelines were extended to apply to non-bank prepaid payment instruments issuers.

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

FCNR(B) Deposits

The RBI has granted general permission to non-resident Indians and Persons of Indian Origin (“PIOs”) to open Foreign Currency Non-resident (Bank) (“FCNR(B)”) accounts with authorized Indian banks. These FCNR(B) accounts can be funded by: (i) interest accruing on the account; (ii) interest on investment; (iii) maturity proceeds if such investments were made from the relevant FCNR(B) account; (iv) transferring funds from other NRE/FCNR(B) accounts; or (v) any other funds which are repatriable under the prevailing RBI regulations. The RBI permits FCNR(B) deposit holders to avail themselves of credit facilities (both offshore and onshore) and offer their FCNR(B) deposits as collateral for such facilities, subject to certain terms and conditions. The deposit holders are also allowed to transfer the funds, for all bona fide transactions, between repatriable rupee accounts maintained in accordance with Foreign Exchange Management (Deposit) Regulations, 2016 (as amended from time to time) . Further, an authorized dealer in India may allow a person resident outside of India to open, hold and maintain an interest-bearing account in Indian rupees and/or foreign currency for the purpose of posting and collecting margin in India.

The RBI permits exclusion of loans made in India against these FCNR(B)/NRE deposits from the ANBC computation for priority sector lending targets.

In June 2023, the RBI issued a circular stating that after the discontinuation of LIBOR as a benchmark rate, MIFOR would also cease to be a ‘significant benchmark’ with effect from June 30, 2023.

Deposit Insurance

Demand and time deposits of up to Rs. 0.5 million accepted by scheduled commercial banks in India have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation (the “DICGC”), a wholly owned subsidiary of the RBI. Banks are required to pay the insurance premium to the DICGC on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer. Since 2020, the limit of deposit insurance cover and rate of premium payable to insured banks is Rs. 12 paise per Rs. 100 of assessable deposits per annum.

Regulations Relating to Debit Cards, Credit Cards and Online Payments

In December 2021, the Ministry of Electronics and Information Technology issued a notification regarding an incentive scheme for promotion of RuPay Debit cards, low-value BHIM UPI transactions and person-to-merchant transactions (“P2M”). Bharat Interface for Money (“BHIM”) is a payment app that allows its users to make simple, easy and quick transactions using a Unified Payments Interface (“UPI”). The Government incentivized banks by paying them a certain percentage value of RuPay Debit card transactions (P2M) and low-value UPI transactions (up to Rs. 2,000.0) (P2M) for a period of one year, starting April 1, 2021. The scheme has been extended from time to time and in March 2025, the Government extended the incentive scheme for the promotion of low-value BHIM-UPI transactions (P2M) from April 1, 2024 to March 31, 2025.

The RBI issued a Master Direction on Credit Card and Debit Card—Issuance and Conduct Directions in 2022, which were further updated on March 7, 2024. The provisions of the master direction relating to credit cards apply to all scheduled banks and NBFCs operating in India, with an exemption for payment banks, state co-operative banks and district central co-operative banks. The provisions of the master direction relating to debit cards apply to every bank operating in India. The master direction primarily covers the general and conduct-related provisions for credit, debit and co-branded cards and complements prudential, payment, technology and cybersecurity-related directions.

In July 2023, the RBI released a draft circular titled “Draft Circular—Arrangements with Card Networks for Issue of Debit, Credit and Prepaid Cards” (the “Draft Circular”). The RBI observed that arrangements existing between card networks and card issuers (banks and non-banks) are not conducive to the availability of choice for customers. In relation to credit cards, the RBI issued the circular on Arrangements with Card Networks for Issue of Credit Cards on March 6, 2024 with instructions to come into effect six months from the date of the circular. The circular has not had a material impact on the Bank’s business as the Bank already provided the required level of card network choice.

Digital lending

On May 8, 2025, RBI issued the Reserve Bank of India (Digital Lending) Directions, 2025 (the “Digital Lending Directions”). The Digital Lending Directions repeal earlier guidelines issued by the RBI regulating digital lending and consolidate the earlier instructions and introduce new measures in order to streamline the digital lending ecosystem. The Digital Lending Guidelines require all financial institutions regulated by the RBI to register their digital lending apps on a new platform called the Centralised Information Management System. New display norms have also been introduced for platforms that serve as aggregators, i.e., offer loans from multiple lenders for arrangements. The guidelines also require regulated financial entities to conduct enhanced due diligence before they enter into an agreement with third party lending service providers.

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

Demonetization Measures

On May 19, 2023, the RBI through its circular titled “₹2000 Denomination Banknotes—Withdrawal from Circulation; Will continue as Legal Tender” announced the withdrawal of all Rs. 2,000 bank notes and banks were directed to discontinue the issuance of Rs. 2,000 notes with immediate effect. The existing Rs. 2,000 notes could be deposited or exchanged by members of the public until October 7, 2023.

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

Banks have been advised to ensure that a proper policy framework on KYC and AML measures duly approved by the board of directors of regulated entities (as specified in the guidelines) or any committee of the board of directors, is formulated and implemented. This framework is required to, inter alia, include procedures and processes in relation to (i) customer acceptance policy; (ii) customer identification procedures; (iii) monitoring of transactions; and (iv) risk management.

RBI guidelines require that a profile of the customers should be prepared based on risk categorization. Banks have been advised to apply enhanced due diligence for high-risk customers. The guidelines provide that banks should undertake customer identification procedures while establishing a banking relationship or carrying out a financial transaction or when the Bank has a doubt about the authenticity or the adequacy of the previously obtained customer identification data. Banks must obtain sufficient information necessary to establish the identity of each new customer and the purpose of the intended banking relationship. The guidelines also provide that banks should monitor transactions depending on the account’s risk sensitivity. The Prevention of Money Laundering Rules, 2005 (the “2005 Rules”) require every banking company, and financial institution, as the case may be, to identify the beneficial owner and take all reasonable steps to verify his identity. The term “beneficial owner” has been defined as the natural person who ultimately owns or controls a client and/or the person on whose behalf the transaction is being conducted, including a person who exercises ultimate effective control over a judicial person. The procedure for identification of the beneficial owner has been specified by the Government in the 2005 Rules and the regulations prescribed by the RBI from time to time.

The KYC procedures for opening accounts have been simplified for “small accounts” in order to ensure that the implementation of the KYC guidelines does not result in the denial of banking services to those who are financially or socially disadvantaged. A “small account” is defined as a savings account in a banking company where (i) the aggregate of all credits in a fiscal year does not exceed Rs. 0.1 million; (ii) the aggregate of all withdrawals and transfers in a month does not exceed Rs. 0.01 million; and (iii) the balance at any point of time does not exceed Rs. 0.05 million. Small accounts are permitted to remain operational initially for a period of 12 months, and thereafter for a further period of 12 months, subject to the account holder applying, and providing evidence of having applied for, any of the officially valid documents during the first 12 months of the opening of such account.

In January 2020, the RBI allowed the use of video-based customer identification processes for the establishment of an account relationship with individual customers, subject to certain conditions, including obtaining such customers’ informed consent.

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

Since April 2021, it is mandatory for regulated entities to upload KYC records pertaining to newly-opened accounts of legal entities with the Central KYC Registry in India. Regulated entities are also required to upload or update the KYC data pertaining to existing accounts of individual customers and accounts of legal entities when such KYC data is updated. Further, if any regulated entity obtains additional or updated information from any customer, the regulated entity must furnish within seven days the updated information to the Central KYC Registry.

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

All the instructions and guidelines issued to banks on KYC norms, AML standards and obligations of the banks under the PML Act have been consolidated in the Know Your Customer Directions, 2016, issued by the RBI, as updated from time to time. The RBI issued a master circular on detection and impounding of counterfeit notes by banks in India in April 2021 and a Master Direction – Counterfeit Notes, 2024 – Detection, Reporting and Monitoring in April 2024 (updated on April 1, 2025).

The PML Act and the rules relating thereto require that banking companies, financial institutions and intermediaries (together, “Institutions”) maintain a comprehensive record of all their transactions, including the nature and value of each transaction. Further, it mandates verification of the identity of all their clients and also requires the Institutions to maintain records of their respective clients. A July 2024 amendment to the 2005 Rules states that, for the purpose of verification of identity of a client, the bank may retrieve KYC details from the Central KYC Records Registry and online and shall not require a client to submit the same KYC records or information or any other additional identification documents except as provided in the 2005 Rules. These details are to be provided to the authority established by the PML Act, who is empowered to order confiscation of property where the authority is of the opinion that a crime as recognized under the PML Act has been committed. In addition, the applicable exchange control regulations prescribe reporting mechanisms for transactions in foreign exchange and require authorized dealers to report identified suspicious transactions to the RBI.

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

Fraud Risk Management in Commercial Banks

In July 2024, the RBI released Master Directions on Fraud Risk Management in Commercial Banks (including Regional Rural Banks) and All India Financial Institutions (the “Fraud Risk Management Directions”) to provide a framework to banks for the prevention, early detection and timely reporting of incidents of fraud to law enforcement agencies, the RBI and NABARD and the dissemination of information by the RBI and matters connected therewith or incidental thereto. As per the Fraud Risk Management Directions, there shall be a board-approved policy on fraud risk management, which shall delineate roles and responsibilities of the board, board committees and senior management of the bank and incorporate measures for ensuring compliance with principles of natural justice in a time-bound manner. The senior management shall be responsible for implementation of the fraud risk management policy approved by the board of the bank. Further, banks shall set up an appropriate organizational structure for the institutionalization of fraud risk management within their overall risk management functions/department. Banks shall also have a framework for early warning signals (“EWS”) and Red Flagging of Accounts (“RFA”) under the overall fraud risk management policy approved by the board of the bank. The Risk Management Committee of the board shall oversee the effectiveness of the framework for EWS and RFA. The Fraud Risk Management Directions also streamline reporting mechanisms for banks to ensure uniformity and consistency while reporting incidents of fraud.

Legal Reserve Requirements

Cash Reserve Ratio

Each bank is required to maintain a specific percentage of its net demand and time liabilities (“NDTL”) by way of a balance in a current account with the RBI. The percentage is referred to as the cash reserve ratio (“CRR”). This is to maintain the solvency of the banking system. The amendments made to the Reserve Bank of India Act 1934 and the Banking Regulation Act in 2007 enhanced the operational flexibility in monetary management of the RBI. The amendments removed the floor and the ceiling rates on CRR and no interest was payable on the CRR balances of banks with effect from 2007. Scheduled commercial banks are exempted from maintaining CRR on the following liabilities:

(i)	liabilities to the banking system in India as computed under clause (d) of the explanation to section 42(1) of the Reserve Bank of India Act 1934;

(ii)	credit balances in Asian Clearing Union (US$) Accounts; and

(iii)	demand and time liabilities in respect of the banks’ offshore banking units.

The RBI sets and adjusts the CRR requirement from time to time. The RBI set the CRR required to be maintained by every bank to 4.5 percent of its net demand and time liabilities effective from the reporting fortnight beginning May 21, 2022. The RBI lowered the CRR to 4.25 percent of a bank’s NDTL effective from the reporting fortnight beginning December 14, 2024 and to 4.00 percent of a bank’s NDTL effective from the reporting fortnight beginning December 28, 2024. The CRR remained at 4.00 percent of NDTL as of March 31, 2025. The RBI has announced a staggered reduction of CRR of all banks by 100 basis points in four equal tranches to 3.0 percent of NDTL. Accordingly, banks are required to maintain a CRR of 3.75 percent, 3.5 percent, 3.25 percent and 3.0 percent of their NDTL effective from the reporting fortnight beginning September 6, October 4, November 1 and November 29, 2025, respectively.

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

Statutory Liquidity Ratio (“SLR”)

In order to ensure liquidity in the banking system and in addition to the CRR, each bank is required to maintain a specified percentage of its net demand and time liabilities in the form of liquid assets, such as cash, gold or approved securities, e.g., Government of India and State Government Securities. The exact percentage is 18.0 percent since April 11, 2020, and is fixed by the RBI from time to time. The RBI’s master circular on the SLR specifies certain liabilities which will not be included in the calculation of the SLR.

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

The current LCR requirement of 100.0 percent has been in effect since April 1, 2021. On April 21 2025, the RBI issued guidelines titled “Basel III Framework on Liquidity Standards – Liquidity Coverage Ratio (LCR) – Review of haircuts on High Quality Liquid Assets (HQLA) and review of composition and run-off rates on certain categories of deposits” to modify the components and calculation methodology of the LCR. These guidelines are expected to come into effect from April 1, 2026. Some key changes set out under the revised guidelines include:

i)	banks are required to assign an additional 2.5 percent run-off factor for retail deposits that are enabled with internet and mobile banking facilities (“IMB”);

ii)	unsecured wholesale funding provided by non-financial small business customers is required to be treated in accordance with the treatment for retail deposits as set out in i) above;

iii)

valuation of Level 1 HQLA (specifically Government securities) at their current market value is required to be adjusted for applicable haircuts in accordance with margin requirements prescribed under the RBI’s Liquidity Adjustment Facility and Marginal Standing Facility; and

iv)	instruments like non-callable fixed deposits that are contractually pledged as collateral to secure a credit facility or loan are required to be treated as callable for LCR purposes.

Since January 2022, banks can utilize the SLR up to 2.0 percent of NDTL for overnight borrowing under the MSF.

Net Stable Funding Ratio

Net stable funding ratio (“NSFR”) is a global regulatory standard under the Basel III framework. The final guidelines issued by the RBI came into effect in October 2021. Banks are required to maintain a ratio of available stable funding to required stabled funding of at least 100.0 percent on an ongoing basis.

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

The RBI’s Guidelines on Banks’ Asset Liability Management Framework—Interest Rate Risk issued in November 2010 mandate that banks in India evaluate interest rate risk using both methods, i.e., traditional gap analysis (“TGA”) and duration gap analysis (“DGA”). Banks are required to submit the TGA and DGA results from time to time to the RBI as mentioned in the guidelines. These guidelines are to be phased out after the implementation of the RBI guidelines on Governance, Measurement and Management of Interest Rate Risk in Banking Book, which were issued in February 2023 (but have not been implemented as of the date of this annual report).

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

In November 2012, the RBI issued enhanced guidelines on liquidity risk management by banks. These guidelines consolidate various instructions on liquidity risk management that the RBI had issued from time to time, and where appropriate, harmonize and enhance these instructions in line with the principles for sound liquidity risk management and supervision issued by the BCBS. The RBI’s guidelines require banks to establish a sound process for identifying, measuring, monitoring and controlling liquidity risk, including a robust framework for comprehensively projecting cash flows arising from assets, liabilities and off-balance sheet items over an appropriate time horizon. The key items covered under these guidelines include: (i) governance of liquidity risk management including liquidity risk management policy, strategies and practices and liquidity risk tolerance; (ii) management of liquidity risk, including identification, measurement and monitoring of liquidity risk; (iii) collateral position management; (iv) intra-day liquidity position management; and (v) stress testing. In June 2014, the RBI released guidelines on the Basel III Framework on Liquidity Standards – Liquidity Coverage Ratio (LCR), Liquidity Risk Monitoring Tools and LCR Disclosure Standards (as updated from time to time), which have consolidated the RBI guidelines on liquidity risk management by banks.

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

Simplified hedging facility guidelines were issued by the RBI in 2017, to simplify the process for hedging exchange rate risk by reducing documentation requirements, avoiding prescriptive stipulations regarding products, purpose and hedging flexibility, and to encourage a more dynamic and efficient hedging culture. These guidelines stipulate operational mechanism and guidelines for resident and non-resident entities, other than individuals, for hedging exchange rate risk on transactions, contracted or anticipated, with respect to any Over the Counter (“OTC”) derivative or Exchange Traded Currency Derivative (“ETCD”) permitted under the Foreign Exchange Management Act 1999 (“FEMA”). Additionally, different facilities have been provided for hedging trade exposures (i.e., currency risks arising out of genuine trade transactions involving exports from and imports to India), invoiced in Indian Rupees in India.

In 2020, the RBI issued revised directions on the hedging of foreign exchange risk, which aimed to ease access to the domestic foreign exchange derivative markets, and directions on the participation of “Banks in Offshore Non-deliverable Rupee Derivative Markets”. In January 2024, the RBI further issued revised directions on “Risk Management and Inter-Bank Dealings – Hedging of Foreign Exchange Risk” to incorporate the feedback received from participants and ease the process of hedging of foreign exchange risk. This circular came into effect from April 1, 2024.

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

In June 2022, the RBI also issued directions for non-centrally cleared derivatives contracts to improve the security of settlement of over-the-counter (“OTC”) derivatives that are not centrally cleared. These directions have been consolidated into the Master Direction – Reserve Bank of India (Margining for Non-Centrally Cleared OTC Derivatives) Directions, 2024, (as updated from time to time). The Reserve Bank of India (Forward Contracts in Government Securities) Directions, 2025 have been issued by the RBI to regulate forward contracts in government securities undertaken in the OTC market.

In December 2022, the RBI released a master direction on Foreign Exchange Management (Hedging of Commodity Price Risk and Freight Risk in Overseas Markets) Directions, 2022 to lay down the modalities for authorized dealers for facilitating hedging of commodity price risk and freight risk in overseas markets by their customers. These directions are updated by the RBI from time to time.

Setting Up Wholly Owned Subsidiaries by Foreign Banks

In 2013, the RBI released its framework for establishing wholly owned subsidiaries of foreign banks in India, which aimed to tighten regulatory control and encourage foreign banks to convert their existing banking outlets into wholly owned subsidiaries.

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

In terms of the Master Direction—Risk Management and Inter-Bank Dealings (last updated in April 2025) (the “Inter-Bank Dealings Guidelines”), overseas foreign currency borrowings by a bank in India (including overdraft balances in its “nostro” accounts not adjusted within five days) should not exceed 100.0 percent of its unimpaired Tier I capital or US$ 10 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and banking outlets in India from all their banking outlets and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.

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

AD – category I banks can undertake overseas foreign currency borrowings (“OFCBs”) up to a limit of 100.0 percent of their unimpaired Tier 1 capital or US$ 10.0 million, whichever is higher, but are not allowed to on-lend the funds so borrowed in foreign currency to constituents in India, except for the purpose of granting foreign currency loans for export credit.

The Inter-Bank Dealings Guidelines require, inter-alia, Authorised Dealers to report all OTC foreign exchange derivative contracts and foreign currency interest rate derivative contracts, undertaken by them directly or through their overseas entities to the Trade Repository (“TR”) of Clearing Corporation of India Ltd. Previously, the RBI had also issued the Reporting of Foreign Exchange Transactions to Trade Repository Guidelines, 2024, which required certain foreign exchange spot contracts to be reported to the TR.

Cybersecurity Frameworks in Banks

In 2016, the RBI directed banks to formulate a cybersecurity policy duly approved by their board of directors. This policy is required to be distinct from banks’ broader information technology and information security policies. Accordingly, the Bank has developed a Cybersecurity Policy (“CSP”) and Cybersecurity framework which aim to ensure that appropriate cybersecurity practices are followed across the Bank’s information systems. The CSP is approved by the Bank’s Board. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cybersecurity”.

In order to strengthen the mechanism to deal with cybersecurity risks and incidents, in July 2023, the SEBI also issued a “Consultation Paper on Consolidated Cybersecurity and Cyber Resilience Framework (CSCRF)” for entities regulated by the SEBI. The consultation paper provides a draft master framework to introduce a common structure for multiple approaches to cybersecurity to manage cybersecurity risks and prevent cybersecurity incidents. The consultation paper has been incorporated into the Cybersecurity and Cyber Resilience Framework (“CSCRF”) for SEBI Regulated Entities (“REs”), dated August 20, 2024.

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

Outsourcing of Information Technology Services

In April 2023, the RBI issued master directions on Outsourcing of Information Technology Services to ensure that outsourcing arrangements by regulated entities do not diminish their ability to fulfill their obligations to customers nor impede effective supervision by the RBI. The master directions state that the board and senior management of the regulated entity must be ultimately responsible for the outsourced activity. The directions require that entities intending to outsource any of their IT activities have a comprehensive board-approved IT outsourcing policy.

Outsourcing of Financial Services

In order to manage the risks associated with the outsourcing of financial services by banks, on October 26, 2023, the RBI issued the Draft Master Direction on Managing Risks and Code of Conduct in Outsourcing of Financial Services which, inter alia, prohibits outsourcing of core management functions such as policy formulation, decision-making functions like determining compliance with KYC norms, granting sanction for loans, management of investment portfolio, the compliance function, and the internal audit function. Further, it also requires banks intending to outsource any of their financial activities to put in place a comprehensive outsourcing policy, approved by their board of directors which will incorporate various aspects of outsourcing, such as the criteria for selection of such activities as well as service providers and parameters for defining material outsourcing based on the criteria laid down therein.

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

Reserve Fund

Any bank incorporated in India is required to create a reserve fund to which it must transfer not less than 25.0 percent of the profits of each year before any dividend is declared. Banks are required to obtain prior approval from the RBI before appropriating any amount from the reserve fund or any other free reserves. The Government may, on the recommendation of the RBI, exempt a bank from requirements relating to its reserve fund.

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

In January 2024, the RBI also issued draft norms on declaration of dividends by banks and remittance of profits to head office by foreign bank branches in India. These draft norms, which were proposed to be effective from fiscal year 2025 (yet to be implemented), would require banks to meet certain prudential requirements including capital adequacy and net NPA to be eligible to declare dividends or remit profits, and also regulate the quantum of dividends payable.

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

Restriction on Share Capital and Voting Rights

Banks were earlier permitted to issue only ordinary shares. In 2013, the Banking Regulation Act was amended to, inter alia, permit banks to also issue preference shares. However, guidelines governing the issuance of preference shares are yet to be issued. Voting rights in private sector banks are limited to the level notified by the RBI from time to time. In 2016, the RBI increased the ceiling on voting rights to 26.0 percent, which has been maintained in the 2023 Bank Shareholding Directions.

In January 2023, the RBI issued the 2023 Bank Shareholding Directions, with the objective to ensure that the ultimate ownership and control of banking companies are well diversified and the “major shareholders” of banking companies are “fit and proper” on a continuing basis. The 2023 Bank Shareholding Directions lay down the manner of acquisition of shareholding or voting rights in banking companies. Any person who intends to make an acquisition that is likely to result in the person’s aggregate holding (which includes total holding, directly or indirectly, beneficial or otherwise, of shares or voting rights and is further defined in the 2023 Bank Shareholding Directions) in a banking company reaching 5.0 percent or more of the paid-up capital or voting rights (referred to as a “major shareholding” in the 2023 Bank Shareholding Directions) is required to seek prior approval of the RBI. Subsequent to such acquisition, if at any point in time the aggregate holding falls below 5.0 percent, the person will be required to seek new approval from the RBI in case the person intends to raise the aggregate holding to 5.0 percent or more in the banking company. Among other things, the RBI undertakes due diligence to assess the “fit and proper” status of the applicant in order to grant the approval.

As per the 2023 Bank Shareholding Directions, approval of the RBI to acquire shares or voting rights in a banking company is subject to the following limits:

(i)	Non-promoter:

(a)

10.0 percent of the paid-up share capital or voting rights of the banking company in case of natural persons, non-financial institutions, financial institutions directly or indirectly connected with Large Industrial Houses, as referred to under the 2019 SFB Guidelines, and the 2016 On Tap Licensing Guidelines, and financial institutions that are owned to the extent of 50.0 percent or more or controlled by individuals (including the relatives and persons acting in concert); or

(b)

15.0 percent of the paid-up share capital or voting rights of the banking company in case of financial institutions (excluding those mentioned above), supranational institutions, public sector undertaking and the central/ state government; and

(ii)

Promoter: 26.0 percent of the paid-up share capital or voting rights of the banking company after the completion of 15 years from commencement of business of the banking company. During the period prior to the completion of the 15 years, the promoters of banking companies may be allowed to hold a higher percentage of shareholding as part of the licensing conditions or as part of the shareholding dilution plan submitted by the banking company and approved by the RBI with such conditions as deemed fit by the concerned authority.

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

The RBI first issued master directions on “Prior approval for acquisition of shares or voting rights in private sector banks” in 2015 (the “2015 Bank Shareholding Directions”). The 2015 Bank Shareholder Directions were repealed by the 2023 Bank Shareholding Directions, which substantially maintained the approach under the prior directions. The provisions of the Banking Regulation Act, read together with the 2023 Bank Shareholding Directions, require that any person who intends to make an acquisition, or to make an agreement for an acquisition, where such acquisition would, or would be likely to result in any person’s aggregate holding (which includes total holding, directly or indirectly, beneficial or otherwise, of shares or voting rights by such person and his relatives, associate enterprises and persons acting in concert with him) reaching 5.0 percent or more of the paid-up capital or voting rights in a banking company is required to seek prior approval of the RBI. Subsequent to such acquisition, if at any point in time the aggregate holding falls below 5.0 percent, the person will be required to seek new approval from the RBI if the person intends to raise the aggregate holding to 5.0 percent or more in the banking company. Among other things, the RBI would undertake due diligence to assess the “fit and proper” status of the applicant in order to grant the approval.

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

The existing supervisory framework has been modified towards establishing a risk-based supervision framework which envisages continuous monitoring of banks through robust offsite reports to the RBI coupled with need-based on-site inspection. We have been subject to supervision under this framework since 2014.

In September 2020, the RBI published revised long form audit report requirements, which have been in effect since 2021.

In order to create a single reference for all supervisory returns (i.e., all periodic or ad hoc data submitted to the RBI in formats prescribed from time to time, irrespective of the technological platform, periodicity and the mode of submission) and to harmonize the timelines for filing of returns, the RBI issued the Master Direction—Reserve Bank of India (Filing of Supervisory Returns) Directions – 2024 on February 27, 2024, which consolidated and provided general guidelines on instructions for the submission of applicable supervisory returns.

Penalties

The RBI is empowered under the Banking Regulation Act to impose monetary and non-monetary penalties on banks and their employees in order to enforce applicable regulatory requirements. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

The RBI has issued directions from time to time levying penal interest for delayed reporting/wrong reporting/non-reporting of currency chest transactions and inclusion of ineligible amounts in currency chest balances. The intention behind the levy of penal interest was to inculcate discipline among banks so as to ensure prompt/correct reporting. Requests by banks for waiver of penal interest on grounds that delayed/wrong/non-reporting does not result in utilization of the RBI’s funds or shortfall in the maintenance of CRR or SLR or that they were the result of clerical mistakes, unintentional or arithmetical errors, first time error or inexperience of staff etc., were not considered as valid grounds for the waiver of penal interest. In July 2020, the RBI revised the scheme of penalties for bank branches based on performance in rendering customer service to the members of the public, to ensure that all banking outlets provide better customer service to members of the public with regard to exchange of notes and coins. In April 2024, the RBI consolidated prior circulars and guidelines on levy of penalties and issued the Master Direction—Penal Provisions Scheme of Penalties for bank branches and Currency Chests for deficiency in rendering customer service to the members of public. The rationale behind issuing this direction was to improve operational efficiency as part of currency management and to ensure that all bank branches provide proper customer service. The RBI also issued the Master Direction on Penal Provisions in reporting of transactions / balances at Currency Chests in relation to delayed, wrongful or other forms of deficient reporting of transactions or balances in currency chests by banks. Certain offenses committed under FEMA and its associated rules and/or regulations, as mentioned in the Master Directions—Compounding of Contraventions under FEMA, 1999, as updated on April 24, 2025, can be compounded to reduce compliance burdens as well as costs. An applicant may submit a compounding application with the relevant documents and prescribed fees to the RBI. The directions do not permit compounding of contraventions committed within three years from the date on which a similar contravention was committed and was compounded.

We have in prior years received fines for non-compliance with RBI directives and regulations relating to KYC, AML, fraud reporting standards, customer due diligence, transaction settlement procedures and misselling.

Additionally, in June 2023, the SEBI issued a Show Cause Notice (“SCN”) in the matter of a Foreign Portfolio Investor not meeting eligibility criteria under the SEBI (Foreign Portfolio Investors) Regulations. The Bank submitted a settlement application, which was accepted by the SEBI, and a settlement amount of Rs. 0.9 million was paid by the Bank. The SEBI issued a settlement order dated February 29, 2024. In terms of the settlement order, the proceedings initiated in terms of the SCN against the Bank have been disposed of without admitting or denying the findings of fact and conclusions of law contained in the SCN.

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

On September 10, 2024, the RBI levied a penalty of Rs. 10.0 million on the Bank for non-compliance with the RBI’s directions on “Interest Rate on Deposits” and “Recovery Agents engaged by Banks” with respect to the Bank’s financial position as of March 31, 2022. The penalty was paid by the Bank on September 17, 2024. The Bank has initiated and taken corrective measures, as necessary, to align operations and procedures with applicable regulations.

On March 26, 2025, the RBI levied a penalty of Rs. 7.5 million on the Bank for not categorizing certain customers into low, medium and high risk categories based on its assessment and risk perception and for allotting multiple customer identification codes to certain customers instead of a Unique Customer Identification Code (“UCIC”) for each customer, which were in contravention of RBI directions on KYC. The penalty was paid by the Bank on March 28, 2025. The Bank has initiated and taken corrective measures, as necessary, to align operations and procedures with applicable regulations.

On July 11, 2025, the RBI levied a penalty of Rs. 0.5 million on the Bank under section 11(3) of the Foreign Exchange Management Act, 1999. The penalty was imposed on account of a loan disbursed by the Bank in November 2021 in contravention of Paragraph 9.3.6 of the Master Direction - Foreign Investment in India dated January 4, 2018 (as updated from time to time). The Bank has undertaken corrective action, as necessary, to address the issue.

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

Banks also require the prior specific approval of the RBI to participate in the equity of financial services ventures, including stock exchanges and depositories, notwithstanding the fact that such investments may be within the ceiling prescribed under Section 19(2) of the Banking Regulation Act. Further, investment by a bank in its subsidiaries, financial services companies or financial institutions should not exceed 10.0 percent of its paid-up capital and reserves. Investments by banks in companies which are not its subsidiaries and are not financial services companies are subject to a limit of 10.0 percent of the investee company’s paid-up share capital or 10.0 percent of the Bank’s paid up share capital and reserves, whichever is less. Any investment above this limit will be subject to the RBI approval except as provided otherwise. Equity investments in any non-financial services company held by (a) a bank; (b) the bank’s subsidiaries, associates or joint ventures or entities directly or indirectly controlled by the bank; and (c) mutual funds managed by Asset Management Companies controlled by the Bank should in the aggregate not exceed 20.0 percent of the investee company’s paid-up share capital. Further, a bank’s equity investments in subsidiaries and other entities that are engaged in financial services activities together with equity investments in entities engaged in non-financial services activities should not exceed 20.0 percent of the Bank’s paid-up share capital and reserves.

Introduction of Legal Entity Identifier for Large Corporate Borrowers

Pursuant to the Statement on Developmental and Regulatory Policies, in 2017, the RBI introduced the Legal Entity Identifier (“LEI”) system for all borrowers of banks having total fund-based and non-fund-based exposure of Rs. 50.0 million and above (and for their parent entity, as well as all subsidiaries and associates). The LEI is a 20-digit unique code to identify parties to financial transactions worldwide. Borrowers who do not obtain the LEI are not to be granted renewal/enhancement of credit facilities.

Since 2021, the LEI system is applicable to all payment transactions of Rs. 500.0 million and above undertaken by entities using the RBI-run centralized payment systems Real Time Gross Settlement and National Electronic Funds Transfer. Since 2022, AD category I banks are required to obtain the LEI from the resident entities (non-individuals) undertaking capital or current account transactions of Rs. 500.0 million and above under FEMA. In April 2022, the RBI advised non-individual borrowers enjoying aggregate exposure of Rs. 50.0 million and above from banks and financial institutions to obtain LEI codes within specified timelines.

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

In 2016, the RBI issued the Reserve Bank of India (Amalgamation of Private Sector Banks) Directions, 2016, which were substantially the same as the 2005 guidelines mentioned above.

Appointment and Remuneration of the Chairman, the Managing Director and Other Directors

Banks require the prior approval of the RBI to appoint their Chairman and Managing Director and any whole-time director (“WTD”) and to fix their remuneration. The RBI is empowered to remove the appointee on the grounds of public interest or the interest of depositors or to ensure the proper management of the bank. Further, the RBI may order meetings of the board of directors of banks to discuss any matter in relation to the bank, appoint observers to these meetings, make changes to the bank’s management as it may deem necessary and order the convening of a general meeting of the company to elect new directors.

In January 2012, the RBI issued revised guidelines relating to salary and other remuneration payable to WTDs, chief executive officers and other risk takers of new private sector banks. With these guidelines, the RBI aimed to achieve effective governance of compensation and alignment of compensation with prudent risk taking, and require banks to make appropriate disclosures in their financial statements. The guidelines require banks to formulate and adopt a comprehensive compensation policy in line with the guidelines, covering all their employees, and conduct annual review thereof. The policy must cover all aspects of the compensation structure such as fixed pay, perquisites, bonus, variable pay deferrals, guaranteed pay, severance package, stock, pension plan and gratuity. The guidelines also state that private sector banks are required to obtain regulatory approval for grant of remuneration to WTDs/chief executive officers in terms of Section 35B of the Banking Regulation Act, on a case-by-case basis.

In June 2015, the RBI issued guidelines for compensation of non-executive directors of private sector banks. The guidelines required banks to formulate and adopt a comprehensive compensation policy for the non-executive directors (other than the part-time non-executive Chairman) in accordance with the Companies Act. The policy may provide for payment of compensation in the form of profit-related commissions (not exceeding Rs. 1.0 million per annum for each director), sitting fees and reimbursement of expenses for participation in the Board and other meetings.

In 2019, the RBI issued revised guidelines regarding the compensation of full-time directors, chief executive officers, material risk takers and control function staff. The revised guidelines were issued based on experience gained by the RBI and evolving international best practices. Among other things, the RBI directed all private sector banks to raise the variable portion of remuneration to at least half of the total compensation for the chief executives and full-time directors so that top management rewards reflect the “pay for performance” principle. In addition, total variable pay was limited to a maximum of 300.0 percent of the fixed pay.

In April 2021, the RBI issued a circular stating that a comprehensive review of the framework regarding the governance of private banks had been carried out, and that a master direction on governance would be issued in due course. The circular also addressed several operative aspects and contained instructions with regard to the chair and meetings of the board of directors of banks, the composition of certain committees of the board of directors, the age, tenure and remuneration of directors, and the appointment of WTDs. Some of the key points addressed by the circular are as follows:

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

The circular also enabled banks to set compensation payable to non-executive directors in the form of a fixed remuneration based on certain criteria, provided that such fixed remuneration, other than that for the chair of the board, is capped at Rs. 2 million per annum. On February 9, 2024, this cap was increased to Rs. 3 million per annum.

On October 25, 2023, the RBI issued a circular advising banks to ensure the presence of at least two WTDs, including the MD and the CEO, on their boards. In line with RBI requirements, the number of WTDs is determined by the board of the bank by taking into account factors such as the size of operations, business complexity, and other relevant aspects.

Regulations and Guidelines of the SEBI

The SEBI was established in 1992 in accordance with the provisions of the Securities and Exchange Board of India Act 1992 to protect the interests of public investors in securities and to promote the development of, and to regulate, the Indian securities market, including all related matters. We are subject to SEBI regulations in respect of capital issuances as well as some of our activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies, underwriting, custodial, depository participant, and investment banking and because our equity shares are listed on Indian stock exchanges. These regulations provide for registering with the SEBI and the functions, responsibilities and the code of conduct applicable for each of these activities, and compliance and disclosure requirements in relation to listed companies, including disclosures required to be made to the stock exchanges, and corporate governance requirements.

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

Income Tax Benefit

As a banking company, the Bank is entitled to certain tax benefits under the Indian Income Tax Act. We are allowed a deduction of up to 20.0 percent of the profits derived from the business of providing long-term finance as per the Indian Income Tax Act for industrial or agricultural development, development of infrastructure facility in India or development of housing in India, computed in the manner specified under the Indian Income Tax Act and carried to a Special Reserve Account. The deduction is allowed subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose from time to time not exceeding twice our paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Indian Income Tax Act. In accordance with guidelines issued by the RBI in 2013, under Indian GAAP, banks are required to create a deferred tax liability on the special reserve on a prudent basis. The deferred tax liability is permitted to be charged through the profit and loss account. In India, while computing taxable income, provision on non-performing loans is allowed as a deduction from income only up to 8.5 percent of the total income and 10.0 percent of the aggregate average advances made by the rural branches of the bank. The balance of the provisions, which comprises a significant majority of the provision, is allowed as a deduction from the taxable income at the time of write-off of the loans.

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

In 2017, the Government announced its approval to phase out of the FIPB. Since the abolition of the FIPB, the Government has notified administrative ministries or departments in each relevant sector as competent authorities that process applications for foreign direct investment (“FDI”) requiring government approval as per the Standard Operating Procedure (“SOP”). The SOP was updated in August 2023, to make the application process for FDI requiring government approval online through the National Single Window System.

In accordance with the Foreign Exchange Management Act 1999 (the “Foreign Exchange Management Act”), and the Foreign Exchange Management (Non-debt) Instruments Rules, 2019 (the “NDI Rules”), a Foreign Portfolio Investor (“FPI”) may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of an FPI below 10.0 percent of the capital of the Indian banking company. In November 2024, the RBI issued an operational framework reclassifying investments by FPIs along with their investor groups holding 10.0 percent or more of the total paid-up equity capital of an Indian company on a fully diluted basis as FDI. The aggregate limit for FPI investment is limited by the sectoral caps applicable to an Indian company in relation to FDI in accordance with the NDI Rules. With respect to the Bank, this limit is 74.0 percent. An Indian banking company which has decreased its aggregate limit of FDI investment can increase it again, to the aggregate limit of 49.0 percent or 74.0 percent. However, once the aggregate limit of FPI investment is increased, such limit cannot be reduced to a lower threshold by the Indian banking company. Further, in accordance with the 2023 Bank Shareholding Directions, any allotment or transfer of shares which will take the aggregate shareholding of an individual or a group to an equivalent of 5.0 percent or more of the Bank’s paid-up capital would require the prior approval of the RBI before we can affect the allotment or transfer of shares.

The RBI imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted the restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74.0 percent. Thereafter the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74.0 percent again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, the SEBI also enquired regarding the measures that the Bank had taken and would take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2025, foreign investment in the Bank constituted 55.72 percent of the paid-up capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively affect the price of the Bank’s shares and could limit the ability of investors to trade in the Bank’s shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through issuances of additional equity shares, which could have a material adverse effect on the Bank’s business and financial results. See “Risk Factors—Risks Relating to Our Industry—Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital”.

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

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Recovery of Debts and Bankruptcy Insolvency Resolution and Bankruptcy of Individuals and Partnership Firms Act 1993 (the “DRT Act”) and the SARFAESI Act.

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

The Insolvency and Bankruptcy Code 2016

Banks, as creditors, benefit from the Insolvency and Bankruptcy Code 2016 (the “Insolvency and Bankruptcy Code”). The Insolvency and Bankruptcy Code is a comprehensive piece of legislation that provides for the efficient and timely resolution of insolvency. It amended 11 laws, including the Companies Act, the SARFAESI Act and the DRT Act. It provides for insolvency resolution processes for companies and individuals, and requires that such processes be completed within 180 days. As per the Insolvency and Bankruptcy Code, the insolvency process can end under either of two circumstances: (i) when the creditors decide to evolve a resolution plan or sell the assets of the debtor; or (ii) when the 180-day-time period for negotiations has come to an end. In case a plan cannot be negotiated during the time limit, the assets of the debtor will be sold to repay the debtor’s outstanding dues. The proceeds from the sale of assets will be distributed based on an order of priority specified under the Insolvency and Bankruptcy Code.

In 2021, the Insolvency and Bankruptcy Code (Amendment) Act 2021 provided, among others, for a pre-packaged insolvency resolution process for corporate debtors which are classified as micro, small or medium enterprises. The objective of this amendment was to provide an efficient alternative insolvency resolution process for micro, small and medium enterprises which is cost effective.

Amendments to the Banking Regulation Act

The Government of India enacted the Banking Regulation (Amendment) Act 2017 in 2017. In relevant part, this amendment enabled the Government to authorize the RBI to direct banking companies to resolve specific stressed assets by initiating an insolvency resolution process, where required. The RBI was also empowered to issue other directions for resolution, and appoint or approve for appointment, authorities or committees to advise banking companies for stressed asset resolution.

The Banking Laws (Amendment) Act, 2025 was notified on April 15, 2025. See “—I. Regulations Governing Banking Institutions” for a description of the amendments.

Credit Information Bureau

The Parliament of India has enacted the Credit Information Companies (Regulation) Act 2005, pursuant to which every credit institution, including a bank, has to become a member of a credit information bureau and furnish to it such credit information as may be required of the credit institution by the credit information bureau about persons who enjoy a credit relationship with it. Other credit institutions, credit information bureaus and such other persons as the RBI specifies may access such disclosed credit information. The directions given by the RBI on credit information reporting have been consolidated into the Master Direction – Reserve Bank of India (Credit Information Reporting) Directions, 2025.

In December 2022, the RBI clarified that cases admitted to the National Company Law Tribunal (“NCLT”)/National Company Law Appellate Tribunal (“NCLAT”) under the Insolvency and Bankruptcy Code, 2016 are also required to be reported to the credit information companies.

Regulations Governing International Banking Outlets and Representative Offices

We have overseas banking outlets in Bahrain, Hong Kong, Singapore and the DIFC. We have one representative office each in Abu Dhabi and Dubai, UAE, Nairobi, Kenya and London, United Kingdom.

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

Our branch in Singapore, which was inaugurated on October 16, 2024, is regulated by the Monetary Authority of Singapore (“MAS”). The branch is permitted to undertake wholesale banking business.

In June 2017, we opened a branch at the International Financial Service Centre at GIFT City in Gandhinagar, Gujarat, India. This branch is considered as an International Banking Unit (IBU) by the RBI, and offers products such as trade credits, foreign currency term loans (including external commercial borrowings) and derivatives to hedge loans.

Our representative offices in Dubai and Abu Dhabi, UAE, are regulated by the Central Bank of UAE and our representative office in Nairobi, Kenya, is regulated by the Central Bank of Kenya. In addition, two existing representative offices of HDFC Limited in London and Singapore became representative offices of the Bank in connection with the Transaction. These two offices are for providing housing loan-related advisory services to non-resident Indians for purchases of properties in India. Our representative office in London is operating pursuant to a letter of non-objection by the Financial Conduct Authority (“FCA”) and our representative office in Singapore converted to a branch on October 16, 2024. It is allowed to undertake wholesale banking business and will continue to provide loan-related administrative services to non-resident Indians in Singapore for purchases of properties in India.

National Bank for Financing Infrastructure and Development

The National Bank for Financing Infrastructure and Development Act 2021 established the National Bank for Financing Infrastructure and Development as the principal development financial institution for infrastructure financing, in order to provide long-term finance for such segments of the economy where the risks involved are beyond the acceptable limits of commercial banks and other ordinary financial institutions.

Liberalization of Forex Inflows

In July 2022, the RBI introduced certain measures in order to enhance forex inflows. The RBI revises the directions and guidelines issued by it from time to time, including those applicable to investment by FPIs and external commercial borrowings by Indian entities.

International Trade Settlement in Indian Rupees

In its circular dated July 11, 2022, the RBI set up an additional arrangement for invoicing, payment and settlement of exports and imports in Indian rupees. This circular has been consolidated into the RBI Master Direction – Export of Goods and Services, 2016 (as updated from time to time). Before utilizing this mechanism, AD banks require prior approval from the Foreign Exchange Department of the RBI, Central Office at Mumbai.

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

II.  Regulations Governing Insurance Companies

HDFC ERGO General Insurance Company Limited, our general insurance joint venture, and HDFC Life Insurance Company Limited, our life insurance subsidiary, are subject to the provisions of the Insurance Act, 1938 (the “Insurance Act”) and subsequent rules and amendments notified, and the various regulations prescribed by the Insurance Regulatory and Development Authority of India (the “IRDAI” or the “Authority”). These regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing/registration of insurance agents and other insurance intermediaries, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests. The IRDAI came into existence by virtue of promulgation of the Insurance Regulatory and Development Authority Act, 1999 (the “IRDAI Act”) to regulate, promote and ensure orderly growth of the insurance sector in India and to protect the interests of policyholders.

Eligibility Conditions under the Insurance Act

Under the Insurance Act, an “Indian insurance company” is defined as any insurer, being a company which is limited by shares, and which is formed and registered under the Companies Act as a public company or is converted into such a company within the prescribed timeline, in which the aggregate holdings of equity shares by foreign investors including portfolio investors, do not exceed 74.0 percent of the paid-up equity capital of such Indian insurance company, and the foreign investment in which shall be subject to such conditions and manner, as may be prescribed; and whose sole purpose is to carry on a life insurance business, general insurance business, re-insurance business or health insurance business. Insurers are required to be registered with the IRDAI under the Insurance Act for carrying out any class of insurance business. To obtain registration, the insurers have to be compliant with conditions prescribed under the Insurance Act and regulations issued by the IRDAI from time to time, which includes, among other things:

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

In November 2024, the Ministry of Finance proposed amendments to the Insurance Act and the IRDAI Act, which include a proposal to increase the FDI limit in Indian insurers from 74 percent to 100 percent, introduce composite licensing for undertaking different classes of insurance business, and change the capital requirements of insurers. Insurers would also be allowed to engage in additional business activities, such as providing guarantees and indemnities. While the proposed amendments have been placed before the public, they are yet to be introduced in the Indian parliament.

Functioning of Insurance Companies

The governance framework for insurance companies includes regulation regarding the board of directors, key management personnel, the constitution of various committees (such as the policyholder protection committee), the role of appointed actuaries, the appointment of auditors and the relationship with stakeholders. An insurance company must comply with the IRDAI (Corporate Governance for Insurers) Regulations, 2024 and the IRDAI Master Circular on Corporate Governance for Insurers, 2024, which provides an operational framework for the regulations (the “Insurers Corporate Governance Regulations”), and the compliance officer of the insurance company, inter alia, must certify annually that the company has complied with the Insurers Corporate Governance Regulations.

The board of directors of listed insurance companies must have a minimum of three independent directors and at least one woman director.

A listed insurance company must have a qualified and independent audit committee, comprised of a minimum of three directors, and at least two-thirds of such members must be independent directors. The Insurers Corporate Governance Regulations mandate that the chairperson of the audit committee be an independent director. The board of directors should appoint, subject to the shareholders’ approval, a minimum of two auditors as joint statutory auditors on the recommendation of the independent audit committee.

Likewise, a listed insurance company is permitted to have a combined nomination and remuneration committee, whose members must be non-executive directors and at least two-thirds must be independent directors. The chairperson of the nomination and remuneration committee must be an independent director.

Insurance companies must constitute a risk management committee to implement strong risk management strategies and a policyholders’ protection grievance redressal and crime monitoring committee, the chairperson of which must be an independent director who is not a chairperson of the audit committee. Insurance companies must also constitute an investment committee to formulate and recommend an investment policy and the operational framework for the investment operations of the insurer, and a with-profits committee (mandatory in the case of insurers transacting in the life insurance business).

IRDAI has mandated a new “fit and proper” criterion for directors. The age limit for non-executive directors including the chairperson is 75 years, and the age limit for the MD, the CEO and WTDs is 70 years. Independent directors can be appointed for a term of up to five consecutive years and, subject to a special resolution, thereafter be reappointed for a maximum of one more consecutive term. Insurance companies must provide on their website certain information, including disclosure statements that outline the website’s specific policies on the privacy of personal information, the company’s registration numbers, and the name and designations of all the key management persons.

IRDAI has mandated that the board of directors formulate (i) a policy on related party transactions; (ii) an ESG framework and a climate risk management framework; (iii) a whistleblower policy; and (iv) a stewardship policy.

The IRDAI has also issued regulations on payment of commissions to agents and insurance intermediaries and on expenses of management. The IRDAI also issued guidelines on insurance e-commerce, allowing an insurer or an insurance intermediary to set up an electronic platform for online sales and servicing.

The IRDAI periodically issues guidelines pertaining to the life insurance business. The IRDAI has issued regulations relating to unit-linked life insurance products, non-linked life insurance products and health insurance products, which have been consolidated into the IRDAI (Insurance Products) Regulations, 2024, effective April 2024, and the IRDAI Master Circular on Life Insurance Products issued in June 2024. The objective of the regulations is to ensure that insurers follow prudent practices in the designing and pricing of life insurance products, and includes regulations in relation to, inter alia, minimum sum assured and other assured benefits as prescribed for different products, policy terms, premium paying terms, lapse of policies and surrender values and revival periods. The IRDAI has also issued guidelines and regulations on the designing and pricing of certain categories of insurance products, and on licensing and registration requirements for agents and intermediaries for the purpose of soliciting insurance products.

Shareholding

A life insurance company is required to have minimum paid up equity capital of Rs. 1 billion consisting of equity shares each having a single face value and such other form of capital as may be specified. The voting rights of the shareholders are required to be restricted to such equity shares and to be proportionate to the paid-up amount of the equity shares held by them.

The cap on aggregate holding of equity shares by foreign investors in insurance companies, including portfolio investors, is 74.0 percent of paid-up equity share capital. Foreign investment in Indian insurance companies is subject to such conditions as may be prescribed by the IRDAI and/ or the Government of India, which include, the Indian Insurance Companies (Foreign Investment) Rules, 2015, as amended from time to time which prescribes, among others, requirements in relation to directors and key managerial personnel of insurance companies. See also “—Eligibility Conditions under the Insurance Act” for proposed amendments in relation to the cap on aggregate holding of equity shares by foreign investors in insurance companies.

Prior approval of the IRDAI is required to register any transfer of equity shares where after the transfer, the total paid up capital held by the transferee is likely to exceed 5.0 percent of the paid-up capital.

Insurance intermediaries including insurance brokers, re-insurance brokers, corporate agents, third-party administrators and such others are permitted to receive 100.0 percent foreign direct investment under the automatic route, but subject to the condition that where an entity whose primary business is not insurance functions as an insurance intermediary, the cap on foreign investment in that sector continues to apply to such entities, subject to the condition that the revenues of such entities from the primary (non-insurance related) business must remain above 50.0 percent of the total revenues in any financial year.

Pursuant to the IRDAI (Registration, Capital Structure, Transfer of Shares and Amalgamation of Insurers) Regulations, 2024 (the “IRDAI RCTA Regulations”), the IRDAI requires prior approval for any interest or dividend payment in relation to other forms of capital. The other forms of capital must be non-convertible, fully paid-up and unsecured.

IRDAI (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024

The IRDAI (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024 (the “IRDAI AFIFI Regulations”) prescribe the procedures for determining the value of assets, liabilities, available solvency margin and required solvency margin of insurers, regulatory reporting, bonus distribution, asset – liability management and investment and risk management. Where the insurer transacts life insurance business providing life covers, the amount of liabilities must be determined in accordance with the principles specified under the IRDAI AFIFI Regulations.

The IRDAI AFIFI Regulations also set out the procedures for the distribution of surplus by insurers. Every life insurer is required to separately maintain: (i) a life fund for participating policyholders; and (ii) a life fund for non-participating policyholders. These Regulations provide that a life insurer may, on the advice of its appointed actuary, reserve a part of the actuarial surplus arising out of a valuation of assets and liabilities made for a financial year to its shareholders, which must be: (i) 100.0 percent, in case of a life fund maintained for non-participating policyholders; and (ii) one-ninth of the surplus allocated to policyholders in case of a life fund maintained for participating policyholders. With respect to (ii), prior approval of the IRDAI is required in cases where the said allocation is not one-ninth of the surplus. Further, an insurer is not allowed to allocate or reserve more than 10.0 percent of the said actuarial surplus to its shareholders.

IRDAI Insurance Products Regulations

With an aim to ensure that insurers follow prudent practices in designing and pricing life insurance products, effective April 2024, the IRDAI notified the IRDAI (Insurance Products) Regulations, 2024 to regulate all insurance products. The IRDAI Insurance Products Regulations lay down requirements in relation to, among other things, product categorization and structures, minimum death benefits, policy terms and premium payment terms, revival and discontinuance terms and pension products.

AML Master Guidelines

On August 1, 2022, the IRDAI issued Master Guidelines on Anti-Money Laundering/ Counter Financing of Terrorism (“AML/CFT”), 2022 for all general, life and health insurers (the “AML Master Guidelines”). The AML Master Guidelines, inter alia, lay down the adoption of an AML/CFT program in order to discharge statutory responsibilities through internal policies, procedures and controls, recruitment and training of employees/agents on AML, and internal controls to combat any possible money laundering attempts.

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

Policyholders’ Interest Regulations

The IRDAI (Protection of Policyholders’ Interests, Operations and Allied Matters of Insurers) Regulations, 2024 (the “Policyholders’ Interest Regulations”), which came into force on April 1, 2024 aims to: (a) ensure fair treatment of prospects at the stage of solicitation and sale of insurance policies; (b) ensure that interests of policyholders are protected, and the conduct of the insurer and distribution channel are not prejudicial to the interests of policyholder; (c) ensure that insurers and distribution channels fulfill their obligations towards policyholders and have in place standard procedures including best practices for sale and service of policy holders; (d) ensure a policyholder-centric governance by insurers and distribution channels, with emphasis on grievance redressal; (e) ensure that insurers follow prudent practices on management of risks arising out of outsourcing with a view to preventing negative systemic impacts and protecting the interests of policyholders; (f) ensure sound management practices for effective oversight and adequate due diligence with regard to outsourcing activities of the insurers; and (g) ensure that opening or closing of places of business within or outside India by insurers is conducted in a manner that is not prejudicial to the interests of policyholders.

Expenses and Commission-Related Regulations

The IRDAI (Expenses of Management, including Commission of Insurers) Regulations, 2024 (the “Expenses Regulations”) prescribe the limits for the operating expenses for general, health and life insurance businesses, payment of commissions to insurance agents, insurance intermediaries and payment of commission and expenses on reinsurance inward. Every insurer is also required to adopt a board approved policy with respect to expenses of management and payment of commissions to insurance agents and insurance intermediaries.

Actuarial, Finance and Investment Regulations

The IRDAI (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024 (the “Actuarial, Finance and Investment Regulations”) lay down a list of “approved investments”, which is a list of investments that insurers are permitted to make, the required composition of the investment committee and the investment pattern and exposure norms applicable to insurers. The Actuarial, Finance and Investment Regulations prescribe the manner and limits with respect to the investment of the assets of insurers. The Actuarial, Finance and Investment Regulations define the maximum exposure limits for a single “investee” company, a group of investee companies and for the industry sector to which the investee company belongs. They also prescribe limits for various asset classes and exposure to credit instruments, including limits based on credit ratings. Further, the Actuarial, Finance and Investment Regulations prescribe that not more than 5.0 percent of the total aggregate of the “investment assets” of an insurer can be invested in companies belonging to its promoter group. Insurers are also required to implement investment risk management systems and processes which are certified by a chartered accountant firm and are required to be reviewed once in two financial years or such shorter frequency as decided by the board of directors of the insurer (the gap between two such audits should not be more than two years).

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

The Actuarial, Finance and Investment Regulations also prescribe accounting principles and other financial disclosures to be adhered to while preparing financial statements. These disclosures include: (i) actuarial assumptions for valuation of liabilities for life policies in force; (ii) encumbrances to assets of the company in and outside India; (iii) commitments made and outstanding for loans, investments and fixed assets; (iv) basis of amortization of debt securities; (v) claims settled and remaining unpaid for a period of more than six months as on the balance sheet date; (vi) value of contracts in relation to investments, for purchases where deliveries are pending and sales where payments are overdue; (vii) operating expenses relating to the insurance business, including the basis of allocation and apportionment of expenditure to various segments of business; (viii) computation of managerial remuneration; (ix) basis of revaluation of investment property; (x) historical costs of those investments valued on fair value basis; (xi) provisions made for policy cancellations during free look periods in the current year and previous year duly certified by the appointed actuary; (xii) disclosure that contributions made by the shareholders to the policyholders’ account are irreversible in nature, and shall not be recouped to the shareholders at any point of time in the future with reference to the general meeting of the insurer at which such prior approval of the shareholders has been obtained; and (xiii) contingent liabilities.

Master Circular on Operations and Allied Matters of Insurers

The IRDAI issued the Master Circular on Operations and Allied Matters of Insurers on June 19, 2024, as updated and amended from time to time (“Master Circular on Operations and Allied Matters”). The Master Circular on Operations and Allied Matters was issued under Regulation 56 of the Policyholders’ regulations. The Master Circular on Operations and Allied Matters consolidates and lays down the procedure to be followed in relation to, inter alia, the following: (i) advertisement control; (ii) opening of places of business of insurers; (iii) outsourcing activities by insurer; (iv) grievance redressal system; (v) group insurance policies; and (vi) unclaimed amount of policyholders.

Master Circular on Protection of Policyholders’ Interests

The IRDAI also issued the Master Circular on Protection of Policyholders’ Interests on September 5, 2024, as updated and amended from time to time (“Policyholders’ Interests Master Circular”), which was issued under Section 34 of the Insurance Act, Section 14 of the IRDAI Act and Regulation 56 of the Policyholders’ Interest Regulations. The Policyholders’ Interests Master Circular sets out requirements in relation to two major sections, namely: i) a summary of important and relevant information at various stages of an insurance contract, and associated rights and obligations at various stages of an insurance policy; and ii) broad requirements to be complied with by an insurer under the Policyholders’ Interest Regulations. A few of the requirements covered under this section are provisions relating to a. ‘activities prior to sale of insurance policies; b. proposal for sale of insurance policies; c. issuance of insurance policies; d. customer Information Sheet (“CIS”); e. servicing of policyholders and settlements of claims; f. citizens’ Charter for Life; g. form and manner of policy documents; and h. services related aspects, among other topics.

III. Regulations Governing Mutual Funds

Overview of the SEBI Mutual Funds Regulations

HDFC AMC is our asset management subsidiary, and is regulated by the SEBI for its asset management activities and is primarily governed by the SEBI (Mutual Funds) Regulations, 1996 (the “SEBI Mutual Funds Regulations”), the SEBI (Portfolio Managers) Regulations, 2020 and the SEBI (Alternative Investment Funds) Regulations 2012 and circulars issued under the respective regulations. The SEBI Mutual Funds Regulations define a mutual fund as “a fund established in the form of a trust to raise monies through the sale of units to the public or a section of the public under one or more schemes for investing in securities, money market instruments, gold or gold-related instruments, silver or silver-related instruments, real estate assets and such other assets and instruments as may be specified by the Board from time to time, provided that infrastructure debt fund schemes may raise monies through private placement of units, subject to conditions specified in these regulations; provided further that mutual fund schemes investing in exchange traded commodity derivatives may hold the underlying goods in case of physical settlement of such contracts”. These regulations, among other things, set out the requirements of registration, restrictions on business activities of asset management companies, processes and requirements for launching funds/portfolios, management of a mutual fund requirements for valuation policies and disclosures, reporting requirements and restrictions applicable to the funds/portfolios.

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

(i)

the directors of the AMC should have adequate professional experience in finance and financial services and should not have been found guilty of moral turpitude or convicted of an economic offense or violation of securities laws;

(ii)

the key personnel of the AMC should not have been found guilty of moral turpitude or convicted of an economic offense or violation of securities laws or worked for any AMC or mutual fund or any intermediary during the period when its registration was suspended or cancelled by the SEBI;

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

Bank as the Sponsor of the AMC

The Bank is the sponsor of HDFC AMC. The SEBI Mutual Funds Regulations require a sponsor to have a sound track record and a reputation of fairness and integrity in all his business transactions. Additionally, the sponsor is required to contribute at least 40 percent of the net worth of the AMC. However, if any person holds 40 percent or more of the net worth of an AMC, it shall be deemed to be a sponsor and will be required to fulfill the eligibility criteria specified in the SEBI Mutual Funds Regulations. The SEBI Mutual Funds Regulations also require, inter alia, that the sponsor or any of its directors or the principal officer employed by the mutual fund should not be guilty of fraud, not be convicted of an offense involving moral turpitude or should have not been found guilty of any economic offense.

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

The SEBI Mutual Funds Regulations also entrust the trustees with the responsibility of overseeing the functioning of the AMC. The trustees, among other things, must ensure that the AMC has been diligent in empaneling brokers, the AMC has not given any undue or unfair advantage to any associates or dealt with any of the associates of the AMC in any manner detrimental to interest of the unit holders, and transactions entered into by the AMC and the activities of the AMC are in accordance with these SEBI Mutual Funds Regulations and the provisions of the trust deed. The trustees have the right to obtain any information that they deem to be necessary from the AMC. Further, the trustees are required to periodically review the complaints that have been received from investors by the AMC as well as redressal of the same.

Shareholding in an AMC

Under the SEBI Mutual Funds Regulations, the sponsor of a mutual fund is required to contribute at least 40.0 percent to the net worth of the AMC. Further, any person who holds 40.0 percent or more of the net worth of an AMC is deemed to be a sponsor and is required to fulfill the eligibility criteria for sponsors under the SEBI Mutual Funds Regulations. A change in controlling interest in an AMC requires prior approval of the trustee and the SEBI, together with a written communication about the proposed change being sent to each unit holder, an advertisement on the proposed change being published in two newspapers and an exit option being given to the unit holders of all the schemes of the mutual fund to exit from the schemes on the prevailing net asset value without any exit load.

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

However, if the actual expenses incurred by the funds/ schemes managed by the AMC exceed the limits prescribed by the SEBI, the expenses will be borne by the AMC, trustee or sponsor.

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

(vii)

it ensures fair treatment of investors across different products that include, but are not limited to, simultaneous buy and sell in the same equity securities only through a market mechanism and a written trade order management system; and

(viii)	it ensures key personnel handling conflicts of interest are independent, by removing any direct link between remuneration to relevant AMC personnel and revenues generated by that activity.

However, the AMC may, either itself or through its subsidiaries, undertake portfolio management services and advisory services for an “other than broad based fund” until further directions are issued, as may be specified by the SEBI, subject to compliance with the following additional conditions:

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

Provided further that an AMC may become a proprietary trading member for carrying out trades in the debt segment of the recognized stock exchanges, on behalf of its mutual fund schemes and may also become a self-clearing member of the recognized clearing corporations to clear and settle trades in the debt segment on behalf of its mutual fund schemes.

A “broad based fund” refers to a fund which has at least 20 investors and no single investor accounts for more than 25 percent of corpus of the fund.

In December 2024, the SEBI notified amendments to the SEBI Mutual Funds Regulations (together with a SEBI circular dated February 27, 2025, the “SIF Framework”) which introduced a new asset class called specialized investment funds (“SIF”) under the SEBI Mutual Funds Regulations. The SIF Framework aims to bridge the gap between mutual funds and portfolio management services, and states that a registered mutual fund may establish a SIF provided it meets certain eligibility criteria as set out in the SIF Framework (as amended from time to time). The SIF Framework provides a list of permitted investment strategies mutual funds can offer under SIF, and has set a minimum investment threshold of Rs. 1 million for investment in a SIF (such threshold can be met by investment across all investment strategies a SIF offers). This framework is applicable from April 1, 2025.

SEBI Portfolio Managers Regulations

The SEBI (Portfolio Managers) Regulations, 2020 (the “SEBI Portfolio Managers Regulations”) govern the functioning of portfolio managers. As defined under this regulation, “portfolio” means the total holdings of securities belonging to any person and a “portfolio manager” is a person who pursuant to a contract or arrangement with a client, advises or directs or undertakes on behalf of the client (whether as a discretionary portfolio manager or otherwise) the management or administration of a portfolio of securities or the funds of the client, as the case may be. Any person proposing to provide any portfolio manager services is required to be registered as a “portfolio manager” with the SEBI under the SEBI Portfolio Managers Regulations. The certificate of registration is valid until it has been suspended or cancelled by the SEBI. As specified by Regulation 8 of the SEBI Portfolio Managers Regulations, to determine whether the portfolio manager is a fit and proper person, the SEBI may take into account the criteria as laid down under Schedule II of Securities and Exchange Board of India (Intermediaries) Regulations, 2008. A portfolio manager shall maintain a net worth of not less than Rs. 50 million.

The SEBI Portfolio Managers Regulations require the portfolio manager to segregate each client’s funds and portfolio of securities, keep them separately from his own funds and securities and be responsible for the safe keeping of the client’s funds and securities. The portfolio manager, before taking up an assignment of management of funds or portfolio of securities on behalf of the client, is required to enter into an agreement in writing with the client clearly defining the relationship and setting out their mutual rights, liabilities and obligations, including the details specified in Schedule IV of the regulations. For the purposes of investment and management of portfolios, the portfolio manager is required to adhere to the terms and conditions specified in the agreement between the client and the portfolio manager.

The portfolio manager is also required to furnish periodic reports to the client in compliance with the SEBI Portfolio Managers Regulations, which contain all the necessary details of the portfolio that is being managed for the client. In addition, every portfolio manager is required to abide by the code of conduct laid down in the SEBI Portfolio Managers Regulations.

SEBI AIF Regulations

Under the SEBI (Alternative Investment Funds) Regulations, 2012 (the “SEBI AIF Regulations”) a “manager” is a person or an entity who has been appointed by an Alternative Investment Fund (“AIF”) to manage its investments. The manager of the AIF can also be the sponsor of the AIF. For Category I and II AIFs, the manager or the sponsor of the AIF are required to maintain a continuing interest in the AIF of not less than 2.5 percent of the corpus or Rs. 50 million, whichever is lower. For Category III AIFs, the manager or the sponsor of the AIF are required to maintain a continuing interest in the AIF of not less than 5.0 percent of the corpus or Rs. 100 million, whichever is lower. A certificate of registration is mandatory for an entity or a person to act as an AIF and such certificate will be granted, subject to compliance with the requisite conditions under the SEBI AIF Regulations. The registration of the AIF is, among other things, also dependent on the ability of the manager to effectively discharge its activities by having the necessary infrastructure and manpower. The manager is required to be a “fit and proper person”, based on the criteria specified in Schedule II of the Securities and Exchange Board of India (Intermediaries) Regulations, 2008. The obligations of the manager include maintenance of records, addressing the complaints of the investors, taking steps to address conflicts of interest, ensuring transparency and providing all information sought by the SEBI. The manager is also required to establish and implement written policies and procedures to identify, monitor and appropriately mitigate conflicts of interest throughout the scope of business. The manager or sponsor of the AIF is required to appoint a custodian registered with the SEBI for safekeeping of securities of the AIF in the manner as may be specified by the SEBI from time to time. The custodian appointed by the sponsor or manager of a Category III AIF shall keep the custody of the securities and goods received in delivery against the physical settlement of the commodity derivative. Further, the custodian appointed by the sponsor or manager of an AIF shall report or disclose such information regarding investments of the AIF in such manner as may be specified by the SEBI from time to time.

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

However, as per the MF Master Circular, a merger or consolidation will not be seen as a change in the fundamental attribute of the surviving scheme if the following conditions are met:

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

Definition of Large Cap, Mid Cap and Small Cap

In order to ensure uniformity in respect of the investment universe for equity schemes, the MF Master Circular defines large cap company, mid cap company and small cap company in terms of its full market capitalization as follows: (a) large cap company means: 1st-100th company; (b) mid cap company means: 101st-250th company; and (c) small cap company means: 251st company onwards. Mutual funds are required to adopt the list of stocks prepared by the Association of Mutual Funds in India (“AMFI”) in this regard. Subsequent to any update in the list, mutual funds are required to rebalance their portfolios (if required) in line with the updated list, within a period of one month.

Timelines for Rebalancing of Portfolios of Mutual Fund Schemes

In the event of deviation from the mandated asset allocation mentioned in the SID due to passive breaches (occurrence of instances not arising out of omission and commission of AMCs), the MF Master Circular mandates the rebalancing period across schemes as follows: (a) Overnight fund: not applicable; and (b) All schemes other than index funds and exchange traded funds: thirty business days.

As per the MF Master Circular, in case the portfolio of schemes (all schemes other than index funds and exchange traded funds) mentioned above are not rebalanced within the mandated timelines, mutual funds are required to place before the investment committee a justification in writing, including details of efforts taken to rebalance the portfolio. The investment committee, if it so desires, can extend the timelines up to sixty business days from the date of completion of the mandated rebalancing period. Further, under the MF Master Circular, in case the portfolio of schemes is not rebalanced within the mandated plus extended timelines, AMCs: (a) must not be permitted to launch any new scheme until the time the portfolio is rebalanced; and (b) cannot levy exit load, if any, on the investors exiting such scheme(s).

The MF Master Circular also lays down certain reporting and disclosure requirements. It requires AMCs to report the deviation to trustees at each stage. In case the assets under management of a deviated portfolio is more than 10.0 percent of the assets under management of the main portfolio of scheme, (a) AMCs have to immediately disclose the same to the investors through SMS and email/letter, including details of the portfolio that has not been rebalanced; (b) AMCs must also immediately communicate to investors through SMS and email/letter when the portfolio is rebalanced; and (c) the subject line of the aforementioned emails/letters should be uniform across the industry and clearly indicate “breach of”/“deviation from” mandated asset allocation. Further, AMCs are required to disclose any deviation from the mandated asset allocation to investors along with periodic portfolio disclosures as specified by the SEBI from the date of lapse of mandated plus extended rebalancing timelines. These norms are applicable to the main portfolio only and not to segregated portfolio(s), if any.

Enhancing Fund Governance for Mutual Funds

The MF Master Circular sets out the governance framework for mutual funds, including the formation and regulation of audit and valuation committees by trustees of mutual funds and AMCs. The trustees of mutual funds and asset management companies must abide by the code of conduct prescribed in the SEBI Mutual Funds Regulations.

AMCs of mutual funds must have a qualified and independent audit committee, comprised of a minimum of three directors as members, and at least two thirds of the members must be independent directors of the AMC. The MF Master Circular specifies the role and the terms of reference of the audit committee of AMCs, which include, inter alia, the oversight of the financial reporting process, the audit process, the company’s system of internal controls, compliance with laws and regulations and other related process, with specific reference to the operation of its mutual fund business.

AMCs are also required to constitute an in-house valuation committee consisting of senior executives including personnel from accounts, fund management and compliance departments. This committee must, on a regular basis, review the systems and practices of valuation of securities.

Mutual funds and asset management companies must provide on their websites certain information and disclosures, including, inter alia, an annual report, half-yearly disclosures, disclosures of the company’s valuation policy and procedures, portfolios under management along with International Securities Identification Numbers (“ISIN”), advertisement pertaining to the disclosure of its half-yearly statement of its schemes portfolio, a breakdown of its assets under management, and the total commissions and expenses paid to distributors.

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

(iii)

Existing auditors may be appointed for a maximum of 10 years (including all preceding years for which an auditor has been appointed in terms of Regulation 55(1) of the SEBI Mutual Funds Regulations). In this respect, the following may be noted:

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

IV. Disclosures pursuant to Section 13(r) of the Exchange Act

Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), an issuer is required to disclose in its periodic reports whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure may be required even where the activities, transactions or dealings were conducted in compliance with applicable law. Except as set forth below, as of the date of this annual report, HDFC Bank is not aware of any other activity, transaction or dealing by it or any of its affiliates during the year ended March 31, 2025, and through the date of this annual report that requires disclosure under Section 13(r) of the Exchange Act.

•	In April 2024, the United States designated a corporate customer of HDFC Bank as an SDGT under Executive Order 13224. We blocked the customer’s account following its designation.

Revenue and net income generated in connection with the above-described products and services in the year ended March 31, 2025 were negligible relative to our overall revenue and net income.

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

In 2014, the provisions of the Companies Act regulating the issuance of ADSs by Indian companies and the Depository Receipts Scheme 2014 (the “DR Scheme”) came into force. The relevant provisions of the Companies Act and the DR Scheme apply only to depository receipts (including ADSs) issued after April 1, 2014, and the date of the notification of the DR Scheme, respectively. In October 2019, the SEBI issued a framework for the issuance of depository receipts by a listed company. It includes the eligibility criteria for such companies, the permissible jurisdictions where such issuance or transfer may be done and the obligations of listed companies while issuing depository receipts. This framework also provides the obligations of Indian depositories and domestic custodians, whereby Indian depositories are required to develop a system to monitor the foreign holding, including that held by way of depository receipts, as per the limits prescribed under the Foreign Exchange Management Act, 1999 and applicable SEBI Regulations, and to disseminate the information regarding outstanding depository receipts and available limits for conversion. For this purpose, the framework requires Indian depositories to make necessary arrangements with the domestic custodian and/or a foreign depository. In October 2020, the SEBI issued broad operational guidelines for the above purpose.

In February 2021, the SEBI issued the master circular for depositories, which consolidated the regulations governing ADRs as well as depository receipts (the “Depositories Master Circular”). The SEBI further updated the Depositories Master Circular in December 2024. The SEBI does not have the authority to regulate foreign depositories, and the master circular for depositories only covers ADRs and global depositary receipts issued by companies incorporated in India.

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

The Government also publishes a Consolidated Policy on Foreign Direct Investment (the “Consolidated FDI Policy”) which, read together with the Foreign Exchange Management Act and the rules and regulations issued thereunder, and circulars issued by the Government and the RBI from time to time, provides the framework for foreign investments in India.

Under the current foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign Direct Investment

The Government has put in place a policy framework on FDI that is embodied in the circular on Consolidated FDI Policy, which is generally updated periodically to include the regulatory changes effected in the interim. The Department for Promotion of Industry and Internal Trade (“DPIIT”), Ministry of Commerce and Industry and the Government make policy pronouncements on FDI through press notes/press releases which are notified as amendments to the applicable rules and regulations issued under FEMA. These notifications take effect from the date of issue of the press notes/press releases, unless specified otherwise therein. The procedural instructions may be issued by the RBI through A.P. (DIR Series) Circulars. The regulatory framework, over a period of time, thus consists of acts, regulations, press notes, press releases and clarifications that are consolidated in the Consolidated FDI Policy from time to time.

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

In 2017, the Government approved the phase-out of the FIPB, which had been set up to regulate all foreign direct investment into India and whose approval was required for foreign investment in certain sectors, including defense and public sector banks. The Government nominated the relevant administrative ministries or departments for each sector as competent authorities to process applications for FDI requiring government approval in line with standard operating procedures (“SOP”). The SOP was updated on August 17, 2023, to make the application process for FDI requiring government approval online through the National Single Window System.

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

•

No single NRI may own more than 5.0 percent of the total paid-up capital of a private sector banking company, and the aggregate holdings of all NRIs and overseas citizens of India cannot exceed 10.0 percent of the total paid-up capital. However, NRIs’ holdings can be allowed up to 24.0 percent of the total paid-up capital, provided the banking company passes a special resolution of the shareholders to that effect. In addition, while OCBs were derecognized as a class of investors in India, OCBs which are incorporated outside India and are not under the adverse notice of the RBI can make fresh investments as incorporated non-resident entities in accordance with the Consolidated FDI Policy and NDI Rules.

FPI Regulations

The Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2014 have been replaced by the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations 2019 (the “FPI Regulations”). SEBI has also issued operational guidelines dated November 5, 2019 under the FPI Regulations (the “FPI Operational Guidelines”), which have now been superseded by, and incorporated in, the Master Circular for Foreign Portfolio Investors, Designated Depository Participants and Eligible Foreign Investors, dated December 19, 2022 (and updated as of May 2024) issued, by SEBI (the “2024 Master Circular”). The regulatory regime governing FPIs and investments made by them replaces the Securities and Exchange Board of India (Foreign Institutional Investors) Regulations, 1995 (the “FII Regulations”) and the regime for investments by qualified foreign investors (“QFIs”). Pursuant to the original regulations governing FPIs, which came into effect on June 1, 2014, an FII, which held a valid certificate of registration from the SEBI, was deemed to be a registered FPI until the expiry of the block of three years for which fees had been paid as per the FII Regulations. Further, an FII was not eligible to invest as an FII after registering as an FPI. Similarly, a QFI could continue to buy, sell or otherwise deal in securities until May 31, 2015, or until the QFI obtained a certificate of registration as FPI, whichever occurred earlier.

The NDI Rules and the FPI Regulations specify that the shares purchased by a single FPI or an investor group must be below 10.0 percent of the total paid-up equity capital of a company on a fully diluted basis. It should be noted that multiple entities registered as FPIs, directly or indirectly, having common ownership of more than 50.0 percent or common control, will be treated as part of the same investor group, and the investment limits of all such entities will be combined to calculate the investment limit as applicable to a single FPI. In November 2024, the RBI issued an operational framework reclassifying investments by FPIs along with their investor groups holding 10.0 percent or more of the total paid-up equity capital of an Indian company on a fully diluted basis as FDI. The framework states that such reclassification must occur within five trading days of breaching the limit, subject to fulfilling certain operational procedures, and such reclassification is not permitted in any sector prohibited for FDI.

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

The 2024 Master Circular directs all the issuers of ODIs to identify and verify, based on certain prescribed criteria, the beneficial owners in the subscriber entities who hold in excess of 10.0 percent in the case of a company, 10.0 percent in the case of partnership firms, 15.0 percent in case of unincorporated associations or bodies of individuals, and 10.0 percent, in case of a trust. Where no natural person is identified, the beneficial owner is the relevant natural person who holds the position of senior managing official. For entities coming from “high risk jurisdictions”, as identified by intermediary, the intermediaries may apply a lower materiality threshold of 10 percent for the identification of beneficial owners. The ODI issuers will have to maintain with them at all times the “know your customer” documents regarding ODI subscribers and those should be made available to the SEBI on demand. In December 2024, the SEBI issued a circular, which inter alia restricted FPIs from issuing ODIs with derivative instruments (including stock index options and future contracts) as their underlying, with effect from December 2024.

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

Issue of Securities Through the Depository Receipt Mechanism

Issue of securities through the depository receipt mechanism by Indian companies is governed by the Companies Act, the Companies (Issue of Global Depository Receipts) Rules, 2014 (the “Depository Receipts Rules”), the DR Scheme and the NDI Rules. SEBI has through its circular dated October 10, 2019 (which has been consolidated under the Depositories Master Circular) on the issue of depository receipts, among other things, provided the framework for issue and transfer of equity shares and debt securities which form the underlying instruments of the depository receipts, by listed companies.

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

The Depositories Master Circular defines “permissible securities” as equity shares and debt securities, which are in dematerialized form and rank pari passu with the securities issued and listed on a recognized stock exchange. The Depositories Master Circular also provides the criteria for companies to be eligible to issue the permissible securities, and prohibits listed companies from issuing permissible securities if any of their promoters, promoter group or directors or selling shareholders are debarred from accessing the capital market by SEBI, any of the promoters or directors of the listed company are promoters or directors of any other company which is debarred from accessing the capital market by SEBI, the listed company or any of its promoters or directors is a willful defaulter, or any of its promoters or directors is a fugitive economic offender. The Depositories Master Circular further states that for the purpose of an initial issue and listing of depositary receipts, pursuant to transfer by existing holders, the listed company must provide an opportunity to its equity shareholders to tender their shares for participation in such listing of depositary receipts.

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

In terms of the DR Scheme, securities can be issued through the depository receipt mechanism up to such a limit that the aggregate underlying securities issued to foreign depositories for issuance of depository receipts along with securities already held by persons resident outside India do not exceed the applicable foreign investment limits prescribed by regulations framed under the Foreign Exchange Management Act. Further, the Depositories Master Circular requires that within this limit, the maximum aggregate permissible securities which may be issued by the listed company or transferred by the existing holders for the purpose of issue of depository receipts must be such that the listed company is able to ensure compliance with the minimum public shareholding requirement, after excluding the permissible securities held by the depository for the purpose of issuance of depository receipts.

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

The DR Scheme provides that underlying securities must not be issued to a foreign depository for issuance of depository receipts at a price which is less than the price applicable to a corresponding mode of issuance to domestic investors. The Depositories Master Circular further states that in case of a simultaneous listing of permissible securities on stock exchange(s) in India pursuant to a public offer/preferential allotment/qualified institutions placement, and depositary receipts on an international exchange, the price of issue or transfer of permissible securities, for the purpose of issuing depositary receipts by a foreign depository, must not be less than the price finalized for the domestic investors under the applicable laws. Where permissible securities are issued by a listed company or transferred by the existing holders, for the purpose of issuing depositary receipts by a foreign depository, such permissible securities must be issued at a price not less than the price applicable to a corresponding mode of issue of such permissible securities to domestic investors under the applicable laws.

In terms of the DR Scheme, the foreign depository is entitled to exercise voting rights, if any, associated with the underlying securities whether pursuant to voting instructions from the holder of depository receipts or otherwise. Further, a holder of depository receipts issued against underlying equity shares must have the same obligations as if it is the holder of the equity shares if it has the right to issue voting instruction. However, in accordance with the Depositories Master Circular, the voting rights on permissible securities, if any, can be exercised by the holder of depository receipts through the foreign depository pursuant only to voting instruction from such holder of depository receipts.

In relation to listed companies, the Depositories Master Circular requires Indian depositories to develop a system to monitor the foreign holding, including that held by way of depository receipts, in line with the limits prescribed under the Foreign Exchange Management Act and applicable SEBI Regulations, and disseminate the information regarding outstanding depository receipts and available limits for conversion. The Indian depositories are required to make necessary arrangements with the domestic custodian and/or a foreign depository. In October 2020, the SEBI issued broad operational guidelines for this purpose.

In February 2021, the SEBI issued the Depositories Master Circular, which consolidated the regulations governing ADRs as well as depository receipts. The SEBI further updated the Depositories Master Circular in December 2024. The SEBI does not have the authority to regulate foreign depositories, and the master circular for depositories only covers ADRs and global depositary receipts issued by companies incorporated in India.

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

The Bank management assessed the effectiveness of the Bank’s internal control over financial reporting as of March 31, 2025. In making this assessment, it has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). Based on those criteria and our assessment we believe that, as of March 31, 2025, the Bank’s internal control over financial reporting was effective.

The Bank’s independent registered public accounting firm, KPMG Assurance and Consulting Services LLP, has issued an audit report on the Bank’s internal control over financial reporting.

HDFC BANK LIMITED

HDFC Bank House,

Senapati Bapat Marg,

Lower Parel,

Mumbai 400 013, India

July 14, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

HDFC Bank Limited:

Opinion on Internal Control Over Financial Reporting

We have audited HDFC Bank Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated July 14, 2025 expressed an unqualified opinion on those consolidated financial statements.

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

July 14, 2025

F-1

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
HDFC Bank Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of HDFC Bank Limited and subsidiaries (the Company) as of March 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July
14
, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
The accompanying consolidated financial statements as of and for the year ended March 31, 2025 have been translated into United States dollar solely for the convenience of the reader. We have audited the translation, and, in our opinion, such financial statements expressed in Indian rupee have been translated into United States dollar on the basis set forth in Note 2(ab) to the consolidated financial statements.

F-2

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
Assessment of allowance for credit losses for loans evaluated on a collective basis
As discussed in Notes 2(i) and 10 to the consolidated financial statements, the Company’s allowance for credit losses for loans as of March 31, 2025 was Rs. 535,829.3 million, of which Rs. 473,935.3 million related to the allowance for credit losses on loans evaluated on a collective basis (the collective ACL). The methodology for estimating the amount of credit losses reported in the allowance for credit losses has a component for current expected credit losses for pools of loans that share similar risk characteristics. The collective ACL is primarily based on the Company’s estimate of probability of default (PD), loss given default (LGD), and exposure at default (EAD), determined for the respective risk pools. The Company estimates the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts. The Company uses macro-economic variables that are relevant to the specific pool of loans to develop a reasonable and supportable forecast specific to the relevant macroeconomic variable for the expected performance of the pool. After the reasonable and supportable forecast period, the Company reverts to the historical average default rate for the remaining expected life of the loans over a straight-line basis. The collective ACL is determined as the product of multiplying the PD, LGD and EAD.
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
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the collective ACL estimate, including controls over the:

•	development and approval of the Company’s collective ACL methodology;

•	continued use and appropriateness of changes to the PD, LGD models and credit rating models for wholesale loans;

•	identification and determination of significant assumptions used in the PD and LGD models; and

•	analysis of the collective ACL results and trends.

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
Liabilities for future policy benefits in respect of life insurance policies
As discussed in Notes 2(j)(ii) and 21 to the consolidated financial statements, the liability for future policy benefits (‘LFPB’) is determined using actuarial methodologies as the present value of expected future policy benefits to be paid to or on behalf of policyholders and certain related expenses less the present value of expected future net premiums receivable under the Company’s insurance contracts. The Company’s LFPB was Rs. 2,087,603.8 million as of March 31, 2025. Future policy benefits are calculated using actuarial assumptions and estimates such as mortality and persistency assumptions. Cash flow assumptions (mortality and persistency assumptions) are established at the policy inception and are evaluated annually to determine if an update is needed. The Company applies significant judgment in determining these cash flow assumptions and estimates.
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

F-4

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
/s/ KPMG Assurance and Consulting Services LLP
Mumbai, India
July
14
, 2025

F-
5

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2024		March 31, 2025		March 31, 2025

	(In millions, except number of shares)
ASSETS:
Cash and due from banks, and restricted cash	Rs.	2,086,031.4	Rs.	1,982,929.8	US$	23,211.2
Investments held for trading, at fair value		461,245.3		625,388.5		7,320.5
Investments available for sale debt securities, at fair value [includes restricted investments of Rs. 1,792,147.6 and Rs. 3,936,248.0 (US$ 46,075.7), as of March 31, 2024 and March 31, 2025, respectively]		8,295,487.1		9,910,174.3		116,003.4
Securities purchased under agreements to resell		34,178.3		349,210.7		4,087.7
Loans [net of allowance of Rs. 457,346.5 and Rs. 535,829.3 (US$ 6,272.1), as of March 31, 2024 and March 31, 2025, respectively]		26,335,700.9		28,102,981.8		328,959.2
Accrued interest receivable		249,644.5		322,788.9		3,778.4
Property and equipment, net		147,030.4		172,437.9		2,018.5
Intangible assets, net		1,396,117.2		1,370,880.0		16,046.8
Goodwill		1,629,510.3		1,629,510.3		19,074.2
Other assets		2,528,211.3		2,705,087.5		31,664.3
Separate account assets		955,416.3		1,016,281.4		11,896.1

Total assets	Rs.	44,118,573.0	Rs.	48,187,671.1	US$	564,060.3

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs.	20,688,406.2	Rs.	23,994,357.2	US$	280,865.7
Non-interest-bearing deposits		3,079,829.4		3,116,596.7		36,481.3

Total deposits		23,768,235.6		27,110,953.9		317,347.0
Securities sold under repurchase agreements		56,541.0		129,190.0		1,512.2
Short-term borrowings		1,313,737.1		1,306,013.1		15,287.5
Accrued interest payable		238,638.8		258,311.8		3,023.7
Long-term debt		6,648,772.0		5,866,163.2		68,666.3
Accrued expenses and other liabilities		1,295,002.8		1,457,948.6		17,066.0
Separate account liabilities		955,416.3		1,016,281.4		11,896.1
Liabilities on policies in force		1,763,979.1		2,180,964.3		25,529.2
Undistributed policy holders earnings account		192,067.5		238,953.8		2,797.1

Total liabilities	Rs.	36,232,390.2	Rs.	39,564,780.1	US$	463,125.1

Commitments and contingencies (see note: 29)
Shareholders’ equity:
Equity shares: par value Rs. 1.0 each; authorized 11,906,100,000 shares and 11,906,100,000 shares; issued and outstanding 7,596,910,662 shares and 7,652,221,674 shares, as of March 31, 2024 and March 31, 2025, respectively	Rs.	7,596.9	Rs.	7,652.2	US$	89.6
Additional paid-in capital		4,344,576.8		4,436,065.7		51,926.3
Retained earnings		1,746,416.9		2,099,097.2		24,571.0
Statutory reserve		881,143.2		1,053,746.2		12,334.6
Accumulated other comprehensive income/ (loss)		(15,540.4)		97,194.1		1,137.7
Treasury stock, at cost		(16,866.0)		(16,864.0)		(197.4)

Total HDFC Bank Limited shareholders’ equity		6,947,327.4		7,676,891.4		89,861.8
Noncontrolling interest in subsidiaries		938,855.4		945,999.6		11,073.4
Total shareholders’ equity		7,886,182.8		8,622,891.0		100,935.2

Total liabilities and shareholders’ equity	Rs.	44,118,573.0	Rs.	48,187,671.1	US$	564,060.3

See accompanying notes to consolidated financial statements

F-
6

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2023		2024		2025		2025

	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	1,351,818.0	Rs.	2,194,525.5	Rs.	2,506,518.7	US$	29,340.0
Trading securities		2,964.6		3,563.1		11,417.5		133.6
Available for sale debt securities		304,566.7		516,550.0		625,200.6		7,318.3
Other		30,177.4		67,287.6		84,825.8		992.9

Total interest and dividend revenue		1,689,526.7		2,781,926.2		3,227,962.6		37,784.8

Interest expense:
Deposits		615,108.9		997,405.6		1,254,947.4		14,689.8
Short-term borrowings		58,142.8		100,181.0		94,148.6		1,102.1
Long-term debt		101,587.8		432,520.3		471,570.2		5,520.0
Other		698.7		3,815.9		2,810.8		32.9

Total interest expense		775,538.2		1,533,922.8		1,823,477.0		21,344.8

Net interest revenue		913,988.5		1,248,003.4		1,404,485.6		16,440.0
Provision for credit losses		74,213.8		133,063.1		181,380.1		2,123.1

Net interest revenue after provision for credit losses		839,774.7		1,114,940.3		1,223,105.5		14,316.9

Non-interest revenue, net:
Fees and commissions		239,603.7		280,965.9		324,086.5		3,793.6
Trading securities gain (net)		479.9		41,595.0		43,407.7		508.1
Realized gain/(loss) on sales of available for sale debt securities, net		(720.3)		826.7		6,825.0		79.9
Allowance on available for sale debt securities		(70.9)		70.9		—		—
Foreign exchange transactions		25,547.0		15,521.2		38,419.8		449.7
Derivatives gain net		15,366.1		18,558.5		37,644.2		440.6
Premium and other operating income from the insurance business		—		381,879.5		498,265.2		5,832.4
Other, net		11,181.0		(486.8)		18,374.2		215.1

Total non-interest revenue, net		291,386.5		738,930.9		967,022.6		11,319.4

Total revenue, net		1,131,161.2		1,853,871.2		2,190,128.1		25,636.3

Non-interest expense:
Salaries and staff benefits		199,726.8		288,776.0		299,251.7		3,502.9
Premises and equipment		45,069.9		65,131.5		77,733.6		909.9
Depreciation and amortization		23,489.7		31,147.3		37,784.1		442.3
Administrative and other		200,493.0		281,020.8		292,757.7		3,426.9
Amortization of intangible assets		—		21,201.0		25,237.2		295.4
Claims and benefits paid pertaining to insurance business		—		381,965.8		532,867.1		6,237.5

Total non-interest expense		468,779.4		1,069,242.4		1,265,631.4		14,814.9

(Surplus) / Deficit in P&L transferred to undistributed policyholders earnings account		—		(79,169.8)		(62,950.5)		(736.9)
Income before income tax expense		662,381.8		705,459.0		861,546.2		10,084.5
Income tax expense		166,117.4		77,827.1		175,014.9		2,048.6

Net income before noncontrolling interest	Rs.	496,264.4	Rs.	627,631.9	Rs.	686,531.3	US$	8,035.9
Less: Net income attributable to shareholders of noncontrolling interest		817.5		4,975.3		13,023.0		152.4

Net income attributable to shareholders of HDFC Bank Limited	Rs.	495,446.9	Rs.	622,656.6	Rs.	673,508.3	US$	7,883.5

Per share information: (see note: 31)
Earnings per equity share—basic	Rs.	89.02	Rs.	88.66	Rs.	90.01	US$	1.05
Earnings per equity share—diluted	Rs.	88.68	Rs.	88.31	Rs.	89.63	US$	1.04
Per ADS information (where 1 ADS represents 3 shares): (see note: 31)
Earnings per ADS—basic	Rs.	267.06	Rs.	265.98	Rs.	270.03	US$	3.15
Earnings per ADS—diluted	Rs.	266.04	Rs.	264.93	Rs.	268.89	US$	3.12
Dividends declared per equity share	Rs	19.00	Rs	19.50	Rs	22.00	US$	0.26
See accompanying notes to consolidated financial statements

F-
7

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal years ended March 31,
	2023		2024		2025		2025

	(In millions)
Net income before noncontrolling interest	Rs.	496,264.4	Rs.	627,631.9	Rs.	686,531.3	US$	8,035.9
Other comprehensive income, net of tax:
Long- duration insurance contract discount rate change:
Net unrealized gain (loss) arising during the period [net of tax nil, nil and Rs. 13,677.7 (US$ 160.1), as of March 31, 2023, March 31, 2024 and March 31, 2025, respectively]		—		(34,112.6)		(59,827.6)		(700.3)
Foreign currency translation adjustment:
Net unrealized gain (loss) arising during the period [net of tax Rs. (1,136.5), Rs. (254.2) and Rs. (491.6) (US$ (5.8)) , as of March 31, 2023, March 31, 2024 and March 31, 2025, respectively]		3,378.5		810.3		2,004.3		23.5
Available for sale debt securities:
Net unrealized gain (loss) arising during the period [net of tax Rs. 17,666.8, Rs. (15,898.7), and Rs. (37,208.6) (US$ (435.5)) as of March 31, 2023, March 31, 2024 and March 31, 2025, respectively]		(52,522.8)		78,036.1		145,589.7		1,704.2
Reclassification adjustment for net (gain) loss included in net income [net of tax Rs. 449.7, Rs. (1,675.7), and Rs. (3,582.9) (US$ (41.9)) as of March 31, 2023, March 31, 2024 and March 31, 2025, respectively]		(1,336.9)		4,856.3		9,835.5		115.1

Other comprehensive income, net of tax		(50,481.2)		49,590.1		97,601.9		1,142.5
(Surplus)/ Deficit in OCI transferred to undistributed policyholders earnings account
Net unrealized gain (loss) arising during the period [net of tax nil, nil and Rs. (4,237.2) (US$ (49.6)), as of March 31, 2023, March 31, 2024 and March 31, 2025, respectively]		—		3,391.4		16,525.9		193.4
Total comprehensive income		445,783.2		680,613.4		800,659.1		9,371.8
Less: Comprehensive income attributable to shareholders of noncontrolling interest		817.5		5,223.5		14,416.3		168.7

Comprehensive income attributable to shareholders of HDFC Bank Limited	Rs.	444,965.7	Rs.	675,389.9	Rs.	786,242.8	US$	9,203.1

See accompanying notes to consolidated financial statements

F-
8

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2023		2024		2025		2025
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs	. 496,264.4	Rs.	627,631.9	Rs.	686,531.3	US$	8,035.9
Adjustment to reconcile net income to net cash provided by operating activities:
Provision for credit losses		74,213.8		133,063.1		181,380.1		2,123.1
Depreciation and amortization		23,489.7		31,147.3		37,784.1		442.3
Amortization of deferred customer acquisition costs and fees		13,284.8		20,848.1		37,093.8		434.2
Amortization of premium/(discount) on investments		7,845.9		22,386.1		39,220.6		459.1
Amortization of intangible assets		—		21,201.0		25,237.2		295.4
Allowance on available for sale debt securities		70.9		(70.9)		—		—
Deferred tax expense/ (benefit)		12,280.9		(57,133.2)		(15,613.6)		(182.8)
Other gains, net		(8,714.9)		(2,165.8)		(2,368.1)		(27.7)
Share-based compensation expense		14,014.6		20,115.8		24,633.9		288.4
Net realized (gain)/ loss on sale of available for sale debt securities		720.3		(826.7)		(6,825.0)		(79.9)
(Gain)/ loss on disposal of property and equipment, net		(80.6)		(748.0)		(224.9)		(2.6)
Unrealized exchange (gain)/ loss		276.7		5,554.3		20,184.6		236.3
Net change in:
Investments held for trading		(87,892.0)		(46,372.8)		(163,568.7)		(1,914.7)
Accrued interest receivable		(51,395.9)		(24,104.9)		(72,883.7)		(853.1)
Other assets		(113,657.6)		77,812.0		(244,897.0)		(2,866.6)
Accrued interest payable		29,891.6		12,951.8		19,359.0		226.6
Accrued expense and other liabilities		66,588.0		(171,089.9)		166,702.3		1,951.5
Policyholder’s Fund		—		352,123.2		463,871.5		5,429.8

Net cash provided by operating activities		477,200.6		1,022,322.4		1,195,617.4		13,995.2

Cash flows from investing activities:
Term placements, net		(498,561.2)		(353,054.8)		102,999.7		1,205.7
Activity in available for sale debt securities:
Purchases		(1,595,296.1)		(4,308,274.6)		(4,648,957.4)		(54,418.3)
Proceeds from sales		36,463.8		2,296,504.0		1,886,002.6		22,076.6
Maturities, prepayments and calls		994,010.6		1,163,732.2		1,272,042.3		14,889.9
Net change in repurchase agreements and reverse repurchase agreements		(234,067.0)		519,749.7		(242,383.4)		(2,837.2)
Proceeds from loans securitised		—		—		346,696.1		4,058.2
Loans purchased		(526,272.5)		(116,976.0)		—		—
Repayments on loans purchased		337,760.9		52,799.6		908.9		10.6
Increase in loans originated, net of principal collections		(2,864,884.7)		(3,104,884.4)		(2,306,431.8)		(26,997.9)
Additions to property and equipment		(43,620.3)		(53,838.0)		(66,397.3)		(777.2)
Proceeds from sale or disposal of property and equipment		426.8		1,533.9		979.1		11.5
Proceeds from disposals of business		—		95,006.7		—		—
Net cash received on acquisition of HDFC Limited		—		54,793.7		—		—
Activity in equity securities, net		1,256.7		80,343.8		(61,515.4)		(720.1)

Net cash used in investing activities		(4,392,783.0)		(3,672,564.2)		(3,716,056.6)		(43,498.2)

See accompanying notes to consolidated financial statements

F-
9

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2023		2024		2025		2025
	(In millions)
Cash flows from financing activities:
Net increase in deposits		3,224,774.3		3,368,161.6		3,323,247.6		38,900.2
Net increase/(decrease) in short-term borrowings		535,729.9		222,250.1		(13,437.3)		(157.3)
Proceeds from issue of shares by a subsidiary to noncontrolling interests		822.7		3,641.4		6,006.3		70.3
Proceeds from issuance of long-term debt		1,022,933.1		1,155,775.2		661,226.3		7,740.0
Repayment of long-term debt		(558,113.6)		(1,400,297.9)		(1,463,100.8)		(17,126.3)
Proceeds from issuance of equity shares for options and warrants exercised		34,158.3		84,425.4		63,465.0		742.9
Payment of dividends		(86,394.3)		(86,617.1)		(158,058.1)		(1,850.1)

Net cash provided by financing activities		4,173,910.4		3,347,338.7		2,419,349.0		28,319.7

Effect of exchange rate changes on cash and due from banks, and restricted cash		7,036.1		1,539.3		(2,011.4)		(23.5)
Net change in cash and due from banks, and restricted cash		265,364.1		698,636.2		(103,101.6)		(1,206.8)
Cash and due from banks, and restricted cash, beginning of year		1,122,031.1		1,387,395.2		2,086,031.4		24,418.0

Cash and due from banks, and restricted cash, end of year	Rs.	1,387,395.2	Rs.	2,086,031.4	Rs.	1,982,929.8	US$	23,211.2

Supplementary cash flow information:
Interest paid	Rs.	745,487.8	Rs.	1,407,747.2	Rs.	1,803,804.0	US$	21,114.4
Income taxes paid, net of refunds	Rs.	163,674.9	Rs.	199,753.4	Rs.	195,409.7	US$	2,287.4
Non-cash investment activities
i) Payable for purchase of property and equipment	Rs.	7,440.6	Rs.	8,613.4	Rs.	8,149.7	US$	95.4
ii) Trade date sale receivable of available for sale debt securities	Rs.	—	Rs.	3,607.4	Rs.	1,487.0	US$	17.4
iii) Operating lease right-of-use assets		Refer to note 29— “Commitments and contingencies—Lease commitments” for more information and balances as at March 31, 2025.
See accompanying notes to consolidated financial statements

F-
10

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve (*)		Accumulated Other Comprehensive Income/ (Loss)		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2022	5,545,540,976	Rs.	5,545.5	Rs.	834,615.2	Rs.	1,153,191.1	Rs.	529,279.1	Rs.	(17,792.5)	Rs.	2,504,838.4	Rs.	4,615.0	Rs.	2,509,453.4
Shares issued upon exercise of options	34,201,810		34.2		34,124.1								34,158.3				34,158.3
Share-based compensation					14,014.6								14,014.6				14,014.6
Dividends							(86,394.3)						(86,394.3)				(86,394.3)
Change in ownership interest in subsidiary					618.0								618.0		(618.0)		—
Shares issued to noncontrolling interest													—		822.7		822.7
Transfer to statutory reserve							(114,459.6)		114,459.6				—				—
Net income							495,446.9						495,446.9		817.5		496,264.4
Net change in accumulated other comprehensive income											(50,481.2)		(50,481.2)				(50,481.2)
Balance at March 31, 2023	5,579,742,786	Rs.	5,579.7	Rs.	883,371.9	Rs.	1,447,784.1	Rs.	643,738.7	Rs.	(68,273.7)	Rs.	2,912,200.7	Rs.	5,637.2	Rs.	2,917,837.9

(*)
Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable
statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

	Number of Equity Shares	Equity Share Capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve (*)		Accumulated Other Comprehensive Income/ (Loss)		Treasury stock at cost		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2023	5,579,742,786	Rs.	5,579.7	Rs.	883,371.9	Rs.	1,447,784.1	Rs.	643,738.7	Rs.	(68,273.7)	Rs.	—	Rs.	2,912,200.7	Rs.	5,637.2	Rs.	2,917,837.9
Shares issued upon exercise of options	46,621,586		46.6		52,450.7										52,497.3		—		52,497.3
Shares issued on account of Business Combination (net) (**)	1,945,770,658		1,945.8		3,308,588.4										3,310,534.2		926,787.1		4,237,321.3
Purchase consideration towards warrants & options eHDFC					45,712.9										45,712.9				45,712.9
Shares issued upon exercise of equity warrant	24,775,632		24.8		31,903.3										31,928.1		—		31,928.1
Share-based compensation					20,115.8										20,115.8				20,115.8
Dividends							(86,617.1)								(86,617.1)				(86,617.1)
Change in ownership interest in subsidiary					2,433.8										2,433.8		(2,433.8)		—
Shares issued to noncontrolling interest															—		3,641.4		3,641.4
Treasury stock							(2.2)						(16,866.0)		(16,868.2)				(16,868.2)
Transfer to statutory reserve							(237,404.5)		237,404.5						—				—
Net income							622,656.6								622,656.6		4,975.3		627,631.9
Net change in accumulated other comprehensive income											52,733.3				52,733.3		248.2		52,981.5
Balance at March 31, 2024	7,596,910,662	Rs.	7,596.9	Rs.	4,344,576.8	Rs.	1,746,416.9	Rs.	881,143.2	Rs.	(15,540.4)	Rs.	(16,866.0)	Rs.	6,947,327.4	Rs.	938,855.4	Rs.	7,886,182.8

(*)
Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable
statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. Of the total transfers to the statutory reserve, Rs. 80,557.3 million (US$ 943.0
 million) pertains to acquisition of eHDFC.

(**)	Net of 1,164,625,834 shares (par value Rs. 1.0 each) cancelled upon business combination.

See accompanying notes to consolidated financial statements

F-
11

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve (*)		Accumulated Other Comprehensive Income/ (Loss)		Treasury stock at cost		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity
	(In millions, except for number of equity shares)
Balance at March 31, 2024	7,596,910,662	Rs.	7,596.9	Rs.	4,344,576.8	Rs.	1,746,416.9	Rs.	881,143.2	Rs.	(15,540.4)	Rs.	(16,866.0)	Rs.	6,947,327.4	Rs.	938,855.4	Rs.	7,886,182.8
Shares issued upon exercise of options	55,311,012		55.3		63,409.7										63,465.0		—		63,465.0
Share-based compensation					24,633.9										24,633.9				24,633.9
Dividends							(148,225.0)								(148,225.0)		(9,833.1)		(158,058.1)
Change in ownership interest in subsidiary					3,445.3										3,445.3		(3,445.3)		—
Shares issued to noncontrolling interest															—		6,006.3		6,006.3
Treasury stock							—						2.0		2.0				2.0
Transfer to statutory reserve							(172,603.0)		172,603.0						—				—
Net income							673,508.3								673,508.3		13,023.0		686,531.3
Net change in accumulated other comprehensive income											112,734.5				112,734.5		1,393.3		114,127.8
Balance at March 31, 2025	7,652,221,674	Rs.	7,652.2	Rs.	4,436,065.7	Rs.	2,099,097.2	Rs.	1,053,746.2	Rs.	97,194.1	Rs.	(16,864.0)	Rs.	7,676,891.4	Rs.	945,999.6	Rs.	8,622,891.0
Balance at March 31, 2025	7,652,221,674	US$	89.6	US$	51,926.3	US$	24,571.0	US$	12,334.6	US$	1,137.7	US$	(197.4)	US$	89,861.8	US$	11,073.4	US$	100,935.2

(*)
Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable
statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

See accompanying notes to consolidated financial statements

F-
12

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Bank overview
HDFC Bank Limited (the “Bank”) was incorporated in August 1994 with its registered office in Mumbai, India. The Bank is a banking company governed by India’s Banking Regulation Act, 1949. The Bank’s shares are listed on the BSE Limited (formerly known as Bombay Stock Exchange Limited) and the National Stock Exchange of India Ltd.. American Depositary Shares (“ADS”) are listed on the New York Stock Exchange.
Effective July 1, 2023, the Bank’s largest shareholder, Housing Development Finance Corporation Limited (“eHDFC”), along with its subsidiaries merged with the Bank. As on June 30, 2023, along with its subsidiaries it owned 20.8% of the Bank’s equity. The Bank’s equity shares are now widely held by the public and by foreign and Indian institutional investors.
The Bank’s principal business activities are retail banking, wholesale banking, treasury services and insurance services. The Bank’s retail banking division provides a variety of deposit products, as well as loans, credit cards, debit cards, third-party mutual funds and insurance, depositary services, trade finance and foreign exchange and derivative services. Through its wholesale banking operations, the Bank provides loans, deposit products, documentary credits, guarantees, bullion trading, foreign exchange, and derivative products. It also provides cash management services, clearing and settlement services for stock exchanges, tax and other collections for the government, custody services for mutual funds and correspondent banking services. The Bank’s treasury group manages its debt securities and money market operations and its foreign exchange and derivative products.
The other subsidiaries and associated companies of the Bank are also largely engaged in a range of financial services. HDFC Life Insurance Company Limited provides life insurance services and pension management services. HDFC Asset Management Company Limited and its group companies are engaged in asset management business, HDB Financial Services Limited is a non-deposit
taking
non-banking
finance company, HDFC Securities Limited is a financial services provider along with broking as a core product, the remaining subsidiaries and associated companies of the Bank are engaged in sourcing business for the Bank or its subsidiaries. HDFC Ergo General Insurance Company Limited, a joint venture company, is engaged in general insurance business.
2. Summary of significant accounting policies
a. Principles of consolidation
The consolidated financial statements comprise the accounts of HDFC Bank Limited and its subsidiaries. The Bank consolidates subsidiaries in which, directly or indirectly, it holds more than
50% of the voting rights and/or has control. Entities where the Bank holds 20% to 50% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method. These investments are included in Other assets and the Bank’s proportionate share of income or loss is included in
“Non-interest
revenue, other”. The Bank consolidates Variable Interest Entities (“VIEs”) where the Bank is determined to be the primary beneficiary (see note 2k). All significant inter-company balances and transactions are eliminated on consolidation.
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

F-1
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

c. Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenues and expenses for the years presented. Actual results could differ from these estimates. Material estimates included in these consolidated financial statements that are susceptible to change include the allowance for credit losses, the valuation of investments, impairment of securities, valuation of derivatives, valuation of intangible assets acquired on acquisition of eHDFC, valuation of insurance policies liabilities, stock-based compensation, unrecognized tax benefits, valuation of lease liabilities and impairment assessment of recognized intangible assets and goodwill.
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
Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom the Bank has a lending relationship in its wholesale banking business. Investment decisions for credit substitute securities are subject to the same credit approval processes as for loans, and the Bank bears the same customer credit risk as it does for loans extended to those customers. Additionally, the yield and maturity terms are generally directly negotiated by the Bank with the issuer. As the Bank’s exposures to such securities are similar to its exposures on its loan portfolio, additional disclosures have been provided on impairment status in note 8 and on concentrations of credit risk in note 1
2
.
All other securities, including
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

F-1
6

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
The Bank’s
off-balance
sheet credit exposures include unfunded loan commitments, financial guarantees, including standby letters of credit, and other similar instruments. For off-balance
sheet credit exposures, the Bank recognizes an allowance for credit loss (“ACL”) associated with the unfunded amounts. The Bank does not recognize an ACL for commitments that are unconditionally cancellable at the Bank’s discretion. ACL for off-balance
sheet credit exposures are reported as a liability in accrued expenses and other liabilities on the consolidated balance sheets. ACL in such cases is measured for the remaining contractual term, adjusted for prepayments, of the financial asset (including off-balance
sheet credit exposures) using historical experience, current conditions, and reasonable and supportable forecasts.
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
As an integral part of the credit process, the Bank has a pooling and rating model for its retail and wholesale credit portfolio respectively. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal rating is reviewed at least annually.
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

F-1
7

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
Apart from its historical experience, the Bank seeks to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses for the Bank into its allowance. The Bank therefore includes in its estimation the use of quantitative statistical models to predict the impact of macro-economic variables, on rating downgrades/ defaults. The Bank uses macro-economic variables that are relevant to the specific product to develop a reasonable and supportable forecast specific to the relevant macro-economic variable for the expected performance of the product. In deploying these models, the Bank has assessed the impact of relevant set of macro-economic variables on its expected losses, and uses macro-economic forecasts published by Centre for Monitoring Indian Economy (CMIE) for this assessment. As the macro-economic forecasts are published for a year the Bank reverts to the historical average default rate beyond this period over a straight-line basis. Any adjustments needed to the modelled expected losses in the quantitative calculations are addressed through a qualitative adjustment. Qualitative adjustment, if any, among other things may include specific portfolio characteristics, expected sectoral performance, expected impact of internal strategies or external events on the product/segment; model limitations; idiosyncratic events; and other relevant criteria. The total ACL is comprised of the quantitative and qualitative components.
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

F-1
8

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

•	Actuarial remeasurement of insurance liabilities;

•	Effective interest method on Investments;

•	Fair value of investments available for sale debt securities and Investments held for trading;

•	Fair valuation of employee stock option scheme;

•	Adjustment on account of leases;

•	Actuarial remeasurement of employee benefits; and

•	Reversal of hedge reserve from previous framework
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
Deposits related to universal life-type and investment products are credited to policyholder account balances. Policyholder Account Balances liability represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is primarily associated with accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balance, as applicable. Unearned revenue reserve (“URR”) primarily relates to the universal Life-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue are generally amortized over the expected life of the contract similar to DAC.

9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

iii. Separate account assets and liabilities
Separate account assets represent segregated funds that are invested for certain unit-linked life and pension policyholders. The assets consist primarily of equity securities including exchange traded fund, government securities including state government securities, debt securities and reverse repurchase agreements including tri-party
repos and are reported at fair value. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Bank. Investment risks associated with market value changes are borne by the customers. The investment income and realized investment gains or losses from separate account assets generally accrue to the policyholders and are not included in the Bank’s results of operations. Mortality, policy administration and surrender charges assessed against the accounts are included in “Premium and other operating income from insurance business”. Asset management fees charged to the accounts are included in “Premium and other operating income from insurance business”. Separate account liabilities primarily represent the policyholder’s account balances in separate account assets and will be equal and offsetting to total separate account assets.
iv. Deferred acquisition costs (“DAC”)
Acquisition costs directly related to successful contract acquisitions of products have been deferred to the extent recoverable. Such acquisition costs are capitalized in the period they are incurred, and primarily include first year and single year commission, employees remuneration and welfare benefits, medical fees, stamp duty and goods and services tax. All other acquisition-related costs including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales, and underwriting efforts as well as all indirect costs are expensed as incurred. DAC is amortized on a constant level basis that approximates straight line amortization using the following amortization basis:

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
The assessment of recoverability of reinsurance recoverable balances in each reporting period, is carried out through either historical trend of disputes and credit events or financial analysis of the credit quality of the reinsurer. These adjustments are recorded to reflect the results of these assessments through an allowance for credit losses and disputes that reduces the carrying amount of reinsurance and other assets on the consolidated balance sheets. The estimate requires significant judgement for which key considerations include paid and unpaid recoverable, whether the balance is in dispute or subject to legal collection, the relative financial health of the reinsurer and whether collateral and collateral arrangement exist. An estimate of the reinsurance recoverable lifetime expected credit losses is established utilizing a probability of default and loss given default method, which reflects the insurer’s risk rating. The allowance for credit losses excludes disputed amounts.
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

F-
20

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

k. Sales/transfer of receivables
The Bank enters into assignment transactions, which are similar to asset-backed securitization transactions through the special purpose entities (“SPEs”) route, except that such portfolios of receivables are assigned directly to the purchaser and are not represented by pass-through certificates. The Bank also sells finance receivables to SPEs, in securitization transactions. Recourse is in the form of the Bank’s investment in subordinated securities issued by these SPEs, cash collateral and other credit and liquidity enhancements. The receivables are derecognized in the balance sheet when they are sold and consideration has been received by the Bank. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.
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
For assets purchased and sold during the year, depreciation is provided on a pro rata basis by the Bank and capital advances are included in other assets. Improvements to leasehold premises are amortized over the remaining primary period of the lease. Subsequent expenditure incurred on assets put to use is capitalized only when it increases the future benefit and/or functioning capability from and/or of such assets.
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

F-
21

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Banks’s lessee arrangements consist of operating leases. The Bank records right-of-use
assets and lease liabilities at the lease commencement date.
Right-of-use
assets are reported in other assets on the consolidated balance sheets, and the related lease liabilities are reported in accrued expenses and other liabilities. The Bank has elected not to record right-of-use
assets for short-term leases that have a lease term of 12 months or less and thus, all leases with a lease term exceeding 12 months are recorded on the consolidated balance sheets.
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
n. Impairment or disposal of tangible long-lived assets
Whenever events or circumstances indicate that the carrying amount of tangible long-lived assets may not be recoverable, the Bank subjects such long-lived assets to a test of recoverability based on the undiscounted cash flows from use or disposition of the asset. Such events or circumstances would include changes in the market, technology obsolescence, adverse changes in profitability or regulation. On impairment or disposition of fixed assets, the gains or losses are measured as the difference between carrying value and the net disposal proceeds/realisable value of the asset when the asset is impaired or disposed.
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
Premiums related to traditional long-duration products are recognized as revenues when due from policyholders. Premiums related to short-duration products are recognized on a pro-rata
basis over the applicable contract term. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred as a DPL. The DPL is also recognized on the premiums received on the business acquired as on the purchase GAAP (“PGAAP”) date. The DPL is amortized or recognized as earnings based on the amortization basis as mentioned in deferred acquisition cost. Premiums related to short-duration products are recognized on a pro rata basis over the applicable contract term. Unearned premiums, representing the portion of premium written related to the unexpired coverage, are reflected as liabilities until earned. Deposits related to universal life and investment-type products are credited to “Premium and other operating income from insurance business”. Revenues from such contracts consist of fees for mortality, policy administration, fund management charges, surrender charges and other charges as applicable are recorded in universal life and investment-type line of business in the period in which services are provided. All revenues and expenses are presented net of reinsurance, as applicable.
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
The costs of equity-settled transactions are recognized as an expense with a corresponding increase in equity over the vesting period. For further information, see note 2
4
.
s. Debt issuance costs
Issuance costs of long-term debt are amortized over the tenure of the debt.
t. Earnings per share
Basic earnings per equity share have been computed by dividing net income by the weighted average number of equity shares outstanding for the period. Diluted earnings per equity share has been computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period, using the treasury stock method, except where the result would be anti-dilutive. The Bank also reports basic and diluted earnings per ADS, where each ADS represents three equity shares. Earnings per ADS have been computed as earnings per equity share multiplied by the number of equity shares per ADS. A reconciliation of the number of shares used in computing earnings per share has been provided in note 3
1
.

F-2
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

u. Segment information
The Bank operates in five reportable segments, namely retail banking, wholesale banking, treasury services, insurance services and others. Segment-wise information has been provided in note 2
8
.
v. Derivative financial instruments
The Bank recognizes all derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities in the balance sheet and measures them at fair value. The Bank has not designated any derivatives as hedges. As such, all changes in fair value of derivative instruments are recognized in net income under derivative gain/(loss) in the period of change.
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

Intangible Assets	Useful lives (years)	Amortization method
Brand	Indefinite	Not applicable
Investment Management Contract	Indefinite	Not applicable
Value of Business Acquired (VOBA)	Life of the underlying contracts	Constant level basis(*)
Distribution Network	17	Straight line
Customer Relationship	17	Straight line
Transferable Development Rights	8	Straight line

( * )	VOBA is amortized on a constant-level basis that approximates straight-line amortization (Refer note 2 1 )

F-2
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
2023-07,
“Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures.” This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”), an amount for other segment items by reportable segment and a description of its composition, all annual disclosures required by FASB ASU Topic 280 in interim periods as well, and the title and position of the CODM and how the CODM uses the reported measures. The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied retrospectively. The Bank adopted the ASU effective April 1, 2024. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operation.
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

F-2
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ab. Convenience translation
The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the fiscal year ended March 31, 2025 have been translated into U.S. dollars at US$1.00 = Rs. 85.43 as published by the Federal Reserve Board of New York on March 31, 2025. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

F-2
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3. Business Combination
On July 01, 2023, the Bank completed the acquisition of 100% equity interest in Housing Development Finance Corporation Limited (“HDFC Limited” or “eHDFC”) a housing finance company in India providing housing loans to individuals as well as corporates, undertaking lease rental discounting and construction finance. The acquisition was achieved by means of a composite scheme for the amalgamation of (i) HDFC Investments Limited and HDFC Holdings Limited, each a subsidiary of HDFC Limited, with and into HDFC Limited and (ii) HDFC Limited with and into the Bank.
Post-acquisition, all other subsidiaries and affiliates of HDFC Limited became subsidiaries and affiliates of the Bank.
Pursuant to the Scheme of Amalgamation dated April 04, 2022 (“Scheme”) and as amended, eHDFC shareholders received 42 shares (face value Rs.1 each) of the Bank, as consideration, for every 25 shares (face value Rs.2 each) held in eHDFC. The scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed Form INC 28 with Registrar of Companies (“ROC”) on July 01, 2023 and accordingly, the Scheme became effective on July 01, 2023 (“Effective date”), resulting in the Bank obtaining control.
Total purchase consideration was Rs. 5,337,741.5 million (US$ 62,480.9 million) based on the Bank’s closing price of Rs. 1,701.4 (US$ 19.9) per share on the National Stock Exchange (“NSE”) as of June 30, 2023. The Bank allotted 3,110,396,492 common equity shares on completing the transaction. Share based compensation held by eHDFC’s employees were converted into equity share based compensation of the Bank with the number of shares underlying such awards adjusted based on the exchange ratio resulting in 48,461,845 shares post acquisition and fair valued using the binomial method. Share warrants issued to qualified institutional buyers were converted into common equity shares of the Bank with the number of shares underlying such warrants adjusted based on the exchange ratio resulting in 24,792,768 warrants post acquisition and fair valued using the Black and Scholes method. The merger was completed for the purpose of increasing revenue opportunities through cross-selling of products leveraging the extensive customer base, offering a comprehensive suite of financial services, and tapping into operational efficiencies by streamlining back-office functions and benefiting from economies of scale. Additionally, the Bank sought to improve liquidity through access to a wider pool of funds at potentially lower rates and enhance capital adequacy through the combined strong capital base post-merger.
The results of operations acquired from eHDFC group have been included in the Bank’s financial statements since July 01, 2023.
The business combination was completed during fiscal 2024 and has been accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Accordingly, assets acquired and liabilities assumed were recorded at their estimated fair value on the acquisition date. The determination of estimated fair values required management to exercise judgment and make estimates concerning discount rates, anticipated future cash flows, prevailing market conditions, among others at the time of the merger, and other forthcoming events that are highly sensitive in nature.

F-2
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a purchase price allocation to the identifiable assets acquired and liabilities assumed of eHDFC group and the noncontrolling interest at their estimated fair values as of the acquisition date.

	As of July 1, 2023,
	(In millions)
Consideration
Common equity share issued (3,110,396,492 shares of the Bank)	Rs. 5,292,028.6	US$	61,945.7
Share-based compensation	35,240.7		412.5
Share warrants	10,472.2		122.6

Fair value of total consideration transferred	5,337,741.5		62,480.8
Settlement of pre-existing relationship (refer note below)	(69,312.6)		(811.3)

Investment in the Bank by eHDFC (refer note below)	(1,981,494.4)		(23,194.4)
Fair value of net purchase consideration transferred	3,286,934.5		38,475.1

Acquisition-related costs	1,900.0		22.2

Less:
A. Recognised amounts of identifiable assets acquired
Cash and due from banks	10,344.1		121.1
Investment securities	2,842,356.2		33,271.2
Loans - Net	6,428,635.4		75,250.3
Accrued interest receivable	37,276.7		436.3
Property and equipment	39,136.2		458.1
Identified intangibles assets	1,434,818.1		16,795.2
Other assets	622,978.8		7,292.3
Separate account assets	857,528.7		10,037.8

Total estimated assets acquired	12,273,074.2		143,662.3

Add:
B. Recognized amounts of identifiable liabilities assumed and Noncontrolling Interests
Deposits	1,571,204.5		18,391.7
Accrued expenses and other liabilities	781,742.3		9,150.7
Borrowings	4,977,276.5		58,261.5
Separate account liabilities	857,528.7		10,037.8
Liabilities on policies in force	1,499,749.1		17,555.3
Noncontrolling Interest in eHDFC subsidiaries	926,787.1		10,848.5

Total estimated liabilities assumed	10,614,288.2		124,245.5

Goodwill	1,628,148.5		19,058.3

Above identifiable net assets includes assets and liabilities of the disposal group classified as held for sale as on date of acquisition i.e., HDFC Credila Financial Services Limited and HDFC Education and Development Services Limited amounting to Rs.103,500 million (US$ 1,211.5 million) [includes goodwill amounting to Rs.73,576.1 million (US$ 861.2 million)] and Rs.1,976.0 million (US$ 23.1 million), respectively.

F-2
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total amount of goodwill is Rs.1,628,148.5 million (US$
19,058.3 million
). None of the goodwill recognized is expected to be deductible for income tax purpose.
The recorded goodwill of Rs. 1,628,148.5 million (US$ 19,058.3 million)
resulting from the acquisition primarily reflects the anticipated synergies and economies of scale derived from the integration of operations between the Bank and eHDFC group. Additionally, a portion of this goodwill is attributable to intangible assets that do not meet the criteria for separate recognition as per ASC 805, Business Combinations.
Goodwill is allocated among the Reporting Units (“RUs”) as per assignment method where goodwill is derived from the residual amount on the relative excess of the fair value of the RUs over the net assets of the RUs. The assignment of Goodwill recorded as a result of the acquisition to the Bank’s reportable segments is as follows:

Particulars	As of July 1, 2023,
	(In millions)
Retail Banking	Rs. 368,079.6	US$	4,308.6
Wholesale Banking	71,617.3		838.3
Insurance Services	959,080.0		11,226.5
Others	229,371.6		2,684.9

Total	1,628,148.5		19,058.3

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
Property and Equipment
:
Property and Equipment includes Building and Other Fixed Assets including computer/IT equipment, electric installations, air conditioners, etc. Fair Valuation of Building has been carried out using the sales comparison method under market approach, which involves comparing the properties being appraised with similar buildings that have recently been sold or rented (comparable buildings) or for which offers to purchase or rent have been made, thereby modelling the behavior of the market. Valuation of Other Fixed Asset is done using depreciated replacement cost method under cost approach. The method considers the remaining useful economic life, age, condition, depreciation, obsolescence, residual value, and other relevant factors to determine the attributable value of the assets

9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other assets
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
Borrowings
: The fair value of borrowings comprising commercial papers, non-convertible
debentures (“NCDs”), subordinate debt issued are estimated by discounting the estimated future cash flows using rates currently available to the Bank for debt with similar remaining maturities. As deemed appropriate proxy discount rates reflecting market yields on commercial papers, zero rates (zero rates are interpolated to map the timing of the interest and notional amounts) of the benchmark curve sourced from Bloomberg for external commercial borrowings (“ECBs”) and bonds, Fixed Income Money Market and Derivatives Association of India (“FIMMDA”) AAA rate yields for non-banking
financial companies for NCDs and other borrowings have been used for the purpose of discounting the cashflows to arrive at the fair value.
Liabilities on policies in force
: Liabilities for future policy benefits (“LFPBs”) for traditional and limited-payment long-duration insurance contracts have been established based on the present value of expected future benefits and expenses, adjusted for net premiums and updated assumptions per U.S. GAAP.
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
Intangible assets disclosure
The Bank has assigned Rs. 1,434,818.1 million (US$ 16,795.2 million) of the purchase price to identifiable intangible assets consisting of brand, investment management contract, value of business acquired, distribution network, customer relationship and transferable development rights. The following table summarizes the major class of identifiable acquired intangible assets and estimated period of amortization-

	As of July 1, 2023
	Estimated Fair Value (In millions)				Useful lives (in years)	Valuation Methodology
Intangible asset
Brand	Rs.	750,758.2	US$	8,788.0	Indefinite life	Relief from royalty method (a)
Investment management contract		369,785.6		4,328.5	Indefinite life	Multi-period excess earnings method (b)
Value of business acquired		221,738.5		2,595.6	Life of the underlying contracts	Refer below (c)
Distribution network		59,543.2		697.0	17	Multi-period excess earnings method (b)
Customer relationship		29,874.9		349.6	17	Multi-period excess earnings method (b)
Transferable development rights		3,117.7		36.5	8	Comparison method

Total		1,434,818.1		16,795.2

Above intangible assets includes Brand amounting to
Rs. 8,527.5
 million (US $ 99.9
 million)
and Distribution network amounting t
o Rs. 8,972.4 million (US $
105.0

million)
pertaining to HDFC Credila Financial Services Limited which is classified as held for sale as on date of acquisition. These have been derecognized following the divestment of stake on March 19, 2024.

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
(c) Difference between the estimated Fair Value of liabilities (FVL) and the value of Liabilities (GVL). The FVL is derived as the sum of the best estimate of liabilities (“BEL”) and the risk margin (“RM”). GVL is derived as the liability for future policy benefits (“LFPB”) plus other liability items less reinsurance recoverable (refer note 2
1
).
Brand
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
31

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Pro forma Financial Information:
Following is the unaudited pro forma financial information for the years ended March 31, 2023 and March 31, 2024 as if the acquisition of eHDFC group were completed on the same terms at the beginning i.e. April 01, 2022. The unaudited pro forma information should not be relied upon as being indicative of the historical results of operations that would have occurred had the acquisition taken place on April 01, 2022.

	As of
Particulars	March 31, 2023			March 31, 2024
	(In million)
Revenue (a)	Rs. 2,147,961.5	US$	25,142.9	Rs. 2,303,956.6	US$	26,968.9
Net Income	636,783.4		7,453.9	645,526.0		7,556.2
(a) Revenue includes net interest revenue and
non-interest
revenue. Acquisition costs are included in the periods where such expenses are incurred
The unaudited pro forma financial information presented includes the estimated business combination accounting effects resulting from the acquisition, notably acquisition related cost amounting to Rs. 1,900.0 million (US$ 22.2 million), and amortization expense from the intangible assets, advances and debt including its related tax effects amounting to Rs. 41,204.20 million (US$ 482.3 million) and Rs. 36,984.3 million (US$ 432.9 million) for the period ended March 31, 2023 and March 31, 2024 respectively. It does not include any anticipated synergies or other expected benefits of the acquisition. Actual results may differ from the unaudited pro forma information presented below and the differences could be significant.
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

	As of July 1, 2023
Particulars	Wholesale		Retail		Total		Total
	(In millions)
Par value of PCD loans at acquisition	Rs.	72,684.7	Rs.	43,961.6	Rs.	116,646.3	US$	1,365.4
Allowance for credit losses on PCD loans at acquisition		36,487.3		2,927.9		39,415.2		461.4
Fair value of receivables at acquisition		36,197.4		41,003.0		77,200.4		903.7
Non-credit discount/(premium) on PCD loans at acquisition		—		30.7		30.7		0.4
Contingencies:
eHDFC group had contingent liabilities on account of disputed dues towards service tax and goods & service tax. The Bank recognizes a loss contingency in accordance with ASC 450 when it is probable that a liability has been incurred and the amount can be reasonably estimated. If both conditions are not met, the Bank discloses the contingency if there is at least a reasonable possibility that a loss may have been incurred. The contingent liabilities are in the nature of statutory demands and liabilities in dispute related to service tax and goods & service tax amounted to Rs.11,063.0 million (US$

129.5 million).

F-
32

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Separately accounted for transactions, including
pre-existing
relationship:
Following are the details of
pre-existing
relationship between HDFC Bank group (“the Bank and its subsidiaries”) and eHDFC group:

As of July 1, 2023
(In millions)
Financial statement line items
Cash and due from Banks	Rs.	52,875.3	US$	618.9
Investments, available for sale, at market		18,407.5		215.5
Accrued expenses and other liabilities		(5,777.5)		(67.6)
Other assets		3,807.3		44.6

Net Assets	Rs.	69,312.6	US$	811.4

The
pre-existing
relationship between the Bank and eHDFC has been legally extinguished upon the business combination and is effectively settled as part of the acquisition. As of the effective date, the pre-existing
relationship between the Bank group and eHDFC subsidiaries is an intercompany relationship and was subsequently eliminated during the consolidation process.
Investment in the Bank by eHDFC
eHDFC held a 20.8% equity interest in the Bank. Upon the acquisition of eHDFC by the Bank, this equity interest was cancelled through a share cancellation process, effectively eliminating the shares that eHDFC held in the Bank.
Acquisition cost
Acquisition related costs amounting to Rs. 1,900.0 million (US$ 22.2 million), comprise of expenses recognized separately from the acquisition of assets and assumptions of liabilities in the business combination, the same is
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
The cash and due from banks, and restricted cash consist of restricted cash of Rs. 1,182,004.6 million and Rs. 1,142,014.9 million (US$ 13,367.8 million) as of March 31, 2024 and March 31, 2025, respectively.
5. Investments, held for trading
The portfolio of trading securities as of March 31, 2024 and March 31, 2025 was as follows:

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

F-3
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2025
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	156,198.9	Rs.	215.3	Rs.	8.2	Rs.	156,406.0
Other corporate/financial institution securities		91,649.9		176.8		199.4		91,627.3

Total debt securities	Rs.	247,848.8	Rs.	392.1	Rs.	207.6	Rs.	248,033.3
Other securities (including mutual fund units)		300,987.0		87,908.0		11,539.8		377,355.2

Total	Rs.	548,835.8	Rs.	88,300.1	Rs.	11,747.4	Rs.	625,388.5

Total	US$	6,424.4	US$	1,033.6	US$	137.5	US$	7,320.5

6. Investments, AFS debt securities
The portfolio of AFS debt securities as of March 31, 2024 and March 31, 2025 was as follows:

	As of March 31, 2024
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	6,105,313.9	Rs.	41,090.5	Rs.	52,213.3	Rs.	6,094,191.1
State government securities		1,188,315.0		7,600.4		12,234.4		1,183,681.0
Government securities outside India		3,556.3		3.9		18.4		3,541.8
Credit substitutes (see note 8)		133,197.8		321.7		2,032.6		131,486.9
Other corporate/financial institution bonds		736,923.7		16,136.6		9,022.2		744,038.1
Debt securities, other than asset and mortgage-backed securities		8,167,306.7		65,153.1		75,520.9		8,156,938.9
Mortgage-backed securities		78.1		2.3		1.2		79.2
Asset-backed securities		138,775.7		335.6		642.3		138,469.0

Total	Rs.	8,306,160.5	Rs.	65,491.0	Rs.	76,164.4	Rs.	8,295,487.1

Securities with gross unrealized losses							Rs.	3,706,475.3
Securities with gross unrealized gains								4,589,011.8

							Rs.	8,295,487.1

	As of March 31, 2025
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	6,871,303.8	Rs.	135,750.3	Rs.	6,077.2	Rs.	7,000,976.9
State government securities		1,646,894.8		39,861.0		2,498.1		1,684,257.7
Government securities outside India		10,280.7		74.5		0.3		10,354.9
Credit substitutes (see note 8)		161,308.5		473.8		602.7		161,179.6
Other corporate/financial institution bonds		912,282.2		32,335.9		4,863.0		939,755.1
Debt securities, other than asset and mortgage-backed securities		9,602,070.0		208,495.5		14,041.3		9,796,524.2
Mortgage-backed securities		59.4		2.3		0.8		60.9
Asset-backed securities		112,544.1		1,112.2		67.1		113,589.2

Total	Rs.	9,714,673.5	Rs.	209,610.0	Rs.	14,109.2	Rs.	9,910,174.3

Total	US$	113,715.0	US$	2,453.6	US$	165.2	US$	116,003.4

Securities with gross unrealized losses							Rs.	1,022,535.5
Securities with gross unrealized gains								8,887,638.8

							Rs.	9,910,174.3

							US$	116,003.4

F-3
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS investments of Rs. 6,340,926.3 million and Rs. 7,606,321.8 million (US$ 89,035.7 million) as of March 31, 2024 and March 31, 2025, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 1,792,147.6 million as of March 31, 2024 and

Rs.

3,936,248.0 million (US$ 46,075.7 million) as of March 31, 2025, were kept as margins for clearing, collateral borrowing and lending obligation (“CBLO”) and real time gross settlement (“RTGS”), with the RBI and other financial institutions.
Amortized cost is net of nil
for credit losses as for both the fiscal years ended March 31, 2024 and March 31, 2025, respectively.
The below table presents the gross unrealized losses and the associated fair value of AFS debt securities and whether these securities have had gross unrealized losses for less than 12 months or 12 months or greater as of March 31, 2024:

	As of March 31, 2024
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

					(In millions)
Government of India securities	Rs.	566,117.5	Rs.	177.4	Rs.	2,179,342.3	Rs.	52,035.9	Rs.	2,745,459.8	Rs.	52,213.3
State government securities		103,876.2		199.2		440,474.4		12,035.2		544,350.6		12,234.4
Government securities outside India		—		—		814.3		18.4		814.3		18.4
Credit substitutes (see note 8)		5,745.3		293.3		97,997.4		1,739.3		103,742.7		2,032.6
Other corporate/financial institution bonds		12,899.6		165.7		237,927.5		8,856.5		250,827.1		9,022.2

Debt securities, other than asset- and mortgage-backed securities		688,638.6		835.6		2,956,555.9		74,685.3		3,645,194.5		75,520.9
Mortgage-backed securities		—		—		13.5		1.2		13.5		1.2
Asset-backed securities		—		—		61,267.3		642.3		61,267.3		642.3

Total	Rs.	688,638.6	Rs.	835.6	Rs.	3,017,836.7	Rs.	75,328.8	Rs.	3,706,475.3	Rs.	76,164.4

The below table presents the gross unrealized losses and the associated fair value of AFS debt securities and whether these securities have had gross unrealized losses for less than 12 months or 12 months or greater as of March 31, 2025:

	As of March 31, 2025
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

					(In millions)
Government of India securities	Rs.	4,657.3	Rs.	70.2	Rs.	542,172.0	Rs.	6,007.0	Rs.	546,829.3	Rs.	6,077.2
State government securities		254.0		1.6		215,435.8		2,496.5		215,689.8		2,498.1
Government securities outside India		—		—		854.4		0.3		854.4		0.3
Credit substitutes (see note 8)		15,060.8		197.0		48,115.3		405.7		63,176.1		602.7
Other corporate/financial institution bonds		33,686.7		620.0		146,345.1		4,243.0		180,031.8		4,863.0

Debt securities, other than asset- and mortgage-backed securities		53,658.8		888.8		952,922.6		13,152.5		1,006,581.4		14,041.3
Mortgage-backed securities		—		—		10.8		0.8		10.8		0.8
Asset-backed securities		—		—		15,943.3		67.1		15,943.3		67.1

Total	Rs.	53,658.8	Rs.	888.8	Rs	968,876.7	Rs.	13,220.4	Rs.	1,022,535.5	Rs.	14,109.2

Total	US$	628.1	US$	10.4	US$	11,341.2	US$	154.8	US$	11,969.3	US$	165.2

F-3
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2025, there were
1
2
3
 AFS investments in Government of India securities, State government securities and Government securities outside India with unrealized losses totalling Rs. 8,575.6 million. Upon analyzing the debt security portfolios, the Bank determined that no allowance was required as of March 31, 2025 in government issued or backed securities as for these debt securities the risk of loss was deemed minimal. Additionally, none of the remaining AFS investments in debt securities held by the Bank were past due or in non-accrual
status as of March 31, 2025. The declines in the market value of these securities were mainly attributable to changes in interest rates and not credit quality, and because the Bank had the ability and intent to hold these investments until there is a recovery in fair value, which may be at maturity, the Bank did not record any write-offs for credit losses on any of these securities at March 31, 2025.
Allowances for AFS debt securities as of March 31, 2024 are as follows:

	As of March 31, 2024
	Allowance for credit losses, beginning of the period		Write-offs		Addition/ (Deletion) to allowance for credit losses		Allowance for credit losses, end of the period
	(In millions)
Credit substitutes	Rs.	70.9	Rs.	—	Rs.	(70.9)	Rs.	—
Other corporate/financial institution bonds		—		—		—		—

Total	Rs.	70.9	Rs.	—	Rs.	(70.9)	Rs.	—

Allowances for AFS debt securities as of March 31, 2025 are as follows:

As of March 31, 2025
	Allowance for credit losses, beginning of the period		Write-offs		Addition/ (Deletion) to allowance for credit losses		Allowance for credit losses, end of the period
(In millions)
Credit substitutes	Rs.	—	Rs.	—	Rs.	—	Rs.	—
Other corporate/financial institution bonds		—		—		—		—

Total	Rs.	—	Rs.	—	Rs.	—	Rs.	—

Total	US$	—	US$	—	US$	—	US$	—

Credit Quality Indicators
The Bank monitors the credit quality of its investment securities through various risk management procedures, including the monitoring of credit ratings. A majority of the debt securities in the Bank’s investment portfolio were issued by the Government of India or State governments or entities or agencies that are either explicitly or implicitly guaranteed by such governments. The Bank believes the long history of no credit losses on these securities indicates that the expectation of non-payment
of the amortized cost basis is zero, even if such governments were to technically default. Therefore, for the aforementioned securities, the Bank does not assess, or record expected credit losses due to the zero loss assumption. The Bank monitors the credit quality of its remaining AFS investment portfolio which is updated periodically. Such of the remaining AFS investment portfolio in an unrealized loss position are evaluated to determine if the loss is attributable to credit related factors and if an allowance for credit loss is needed. The average credit rating of the securities comprising the mortgage-backed securities and asset-backed securities was AAA (based upon external ratings where available) as of March 31, 2025.

F-3
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual residual maturity of AFS debt securities other than asset and mortgage-backed securities as of March 31, 2025 is set out below:

	As of March 31, 2025
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	870,965.2	Rs.	871,833.8	US$	10,205.2
Over one year through five years		2,142,308.6		2,169,135.3		25,390.8
Over five years through ten years		3,575,041.2		3,641,124.4		42,621.1
Over ten years		3,013,755.0		3,114,430.7		36,456.0

Total	Rs.	9,602,070.0	Rs.	9,796,524.2	US$	114,673.1

The contractual residual maturity of AFS mortgage-backed and asset-backed debt securities as of March 31, 2025 is set out below:

	As of March 31, 2025
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	49,908.7	Rs.	50,240.6	US$	588.1
Over one year through five years		62,426.7		63,131.6		739.0
Over five years through ten years		250.9		260.0		3.0
Over ten years		17.2		17.9		0.2

Total	Rs.	112,603.5	Rs.	113,650.1	US$	1,330.3

F-3
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross realized gains and gross realized losses from sale of AFS debt securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2023		2024		2025		2025
	(In millions)
Gross realized gains on sale	Rs.	259.1	Rs.	3,592.4	Rs.	20,943.7	US$	245.2
Gross realized losses on sale		(979.4)		(2,765.7)		(14,118.7)		(165.3)

Realized gains/ (losses), net		(720.3)		826.7		6,825.0		79.9
Dividends and interest		304,566.7		516,550.0		625,200.6		7,318.3

Total	Rs.	303,846.4	Rs.	517,376.7	Rs.	632,025.6	US$	7,398.2

7. Investments, held to maturity
There were no HTM securities as of March 31, 2024 and March 31, 2025.
8. Credit substitutes
Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair value of credit substitutes by type of instrument as of March 31, 2024 and March 31, 2025 were as follows:

	As of March 31,
	2024				2025
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute debt securities:

Debentures	Rs.	132,926.5	Rs.	131,458.6	Rs.	160,975.7	Rs.	161,147.8
Preference shares		271.3		28.3		332.8		31.8
Commercial paper		—		—		—		—

Total	Rs.	133,197.8	Rs.	131,486.9	Rs.	161,308.5	Rs.	161,179.6

					US$	1,888.2	US$	1,886.7

The fair value of credit substitutes by the Bank’s internal credit quality indicators and amounts provided for non-performing
credit substitutes is as follows:

	As of March 31,
	2024		2025		2025
	(In millions)
Pass	Rs.	131,486.9	Rs.	161,179.6	US$	1,886.7
Non-performing—gross balance		—		—		—
Less: Non-performing losses		—		—		—

Non-performing credit substitutes, net		—		—		—

Total credit substitutes, net	Rs.	131,486.9	Rs.	161,179.6	US$	1,886.7

F-3
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on
non-performing
credit substitutes as of March 31, 2024 and March 31, 2025:

As of March 31,
	2024	2025	2025
(In millions)
Gross non-performing credit substitutes	Rs —	Rs —	US$	—
Gross non-performing credit substitutes by industry	Rs. —	Rs. —	US$	—
Average non-performing credit substitutes	Rs. —	Rs. —	US$	—
Interest income recognized on non-performing credit substitutes	Rs. —	Rs. —	US$	—
As of March 31, 2025, the Bank has no additional funds committed to borrowers whose credit substitutes were non-performing.
9. Repurchase and resell agreements
Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue at the contractually specified rate.
a. Securities purchased under agreements to resell
Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2024 and March 31, 2025 were Rs. 34,178.3 million and Rs. 349,210.7 million (US$ 4,087.7 million), respectively (see note 2
6
).
b. Securities sold under repurchase agreements
Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2024 and March 31, 2025 were Rs. 56,541.0 and Rs. 129,190.0 million (US$ 1,512.2 million), respectively. The Government of India securities are pledged as collateral (see note 2
6
).

9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Loans
Loan balances included Rs. 2,288,842.6 million and Rs. 2,750,841.6 million (US$ 32,199.9 million) as of March 31, 2024 and March 31, 2025, respectively, which have been provided as collateral for borrowings and are therefore restricted.
Loans by facility as of March 31, 2024 and March 31, 2025 were as follows:

	As of March 31,
	2024		2025		2025
	(In millions)
Retail loans:
Auto loans	Rs.	1,378,523.1	Rs.	1,550,907.4	US$	18,154.1
Personal loans/Credit cards		3,119,246.7		3,426,193.3		40,105.3
Retail business banking		4,207,836.2		4,967,690.0		58,149.2
Commercial vehicle and construction equipment finance		1,619,602.9		1,862,193.6		21,797.9
Housing loans		6,993,168.0		7,141,179.0		83,591.0
Other retail loans		2,272,031.2		2,583,402.1		30,240.0

Subtotal	Rs.	19,590,408.1	Rs.	21,531,565.4	US$	252,037.5
Wholesale loans	Rs.	7,202,639.3	Rs.	7,107,245.7	US$	83,193.8

Gross loans		26,793,047.4		28,638,811.1		335,231.3
Less: Allowance for credit losses		457,346.5		535,829.3		6,272.1

Total	Rs.	26,335,700.9	Rs.	28,102,981.8	US$	328,959.2

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
The maturity of gross loans as of March 31, 2025 is set out below:

	As of March 31, 2025
	Wholesale loans		Retail loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	2,699,760.8	Rs.	4,710,133.3	Rs.	7,409,894.1
Over one year through five years		3,158,688.8		11,097,031.8		14,255,720.6
Over five years		1,248,796.1		5,724,400.3		6,973,196.4

Total	Rs.	7,107,245.7	Rs.	21,531,565.4	Rs.	28,638,811.1

Total	US$	83,193.8	US$	252,037.5	US$	335,231.3

F-
40

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of age analysis of loans and finance receivable on non-accrual
status as of March 31, 2024 and March 31, 2025.

	As of March 31, 2024
	31-90 days past due		Non-accrual/ 91 days or more past due		Current (1), (2)		Total		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	6,083.8	Rs.	14,998.0	Rs.	1,357,441.3	Rs.	1,378,523.1	Rs.	14,998.0
Personal loans/Credit card		24,446.2		25,466.5		3,069,334.0		3,119,246.7		25,466.5
Retail business banking		12,571.8		53,355.4		4,141,909.0		4,207,836.2		53,355.4
Commercial vehicle and construction equipment finance		19,351.4		21,563.6		1,578,687.9		1,619,602.9		21,563.6
Housing loans		37,025.6		43,712.7		6,912,429.7		6,993,168.0		43,712.7
Other retail		26,479.0		61,520.0		2,184,032.2		2,272,031.2		61,520.0
Wholesale loans		35,202.1		106,827.7		7,060,609.5		7,202,639.3		106,827.7

Total	Rs.	161,159.9	Rs.	327,443.9	Rs.	26,304,443.6	Rs.	26,793,047.4	Rs.	327,443.9

(1)	Loans up to 30 days past due are considered current.
(2)	Includes crop-related agricultural loans with days past due less than 366 as they are not considered as non-performing of Rs. 35.4 billion.

	As of March 31, 2025
	31-90 days past due		Non-accrual/ 91 days or more past due		Current (1),(2)		Total		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	8,143.6	Rs.	16,360.1	Rs.	1,526,403.7	Rs.	1,550,907.4	Rs.	16,360.1
Personal loans/Credit card		32,386.3		28,927.7		3,364,879.3		3,426,193.3		28,927.7
Retail business banking		20,814.2		67,930.3		4,878,945.5		4,967,690.0		67,930.3
Commercial vehicle and construction equipment finance		21,153.2		28,370.4		1,812,670.0		1,862,193.6		28,370.4
Housing loans		35,639.8		50,161.9		7,055,377.3		7,141,179.0		50,161.9
Other retail		41,687.8		89,835.3		2,451,879.0		2,583,402.1		89,835.3
Wholesale loans		3,123.4		94,325.2		7,009,797.1		7,107,245.7		94,325.2

Total	Rs.	162,948.3	Rs.	375,910.9	Rs.	28,099,951.9	Rs.	28,638,811.1	Rs.	375,910.9

Total	US$	1,907.4	US$	4,400.2	US$	328,923.7	US$	335,231.3	US$	4,400.2

(1)	Loans up to 30 days past due are considered current.
(2)	Includes crop-related agricultural loans with days past due less than 366 as they are not considered as non-performing of Rs. 44.4 billion.
From fiscal year 2020 the Bank has implemented the packages announced by RBI on account of the
COVID-19
pandemic which grants temporary extensions in repayment obligations to the borrowers without any interest or financial concessions. While the moratorium allowed customers (from March to August 2020) to temporarily freeze loan repayments, the loan restructuring packages eased the burden of monthly repayments. The total balance outstanding of loan facilities restructured was Rs. 72.9 billion as of March 31, 2024 and Rs. 45.7 billion (US$ 0.5 billion) as of March 31, 2025. These restructured facilities as of March 31, 2024 included retail loans and wholesale loans of Rs. 68.6 billion and Rs. 4.3 billion, respectively, and as of March 31, 2025 included retail loans and wholesale loans of Rs. 42.9 billion and Rs. 2.8 billion respectively. As stipulated by regulatory guidance, the Bank does not place loans with deferrals granted due to
COVID-19
on nonaccrual status where such loans are not otherwise reportable as nonaccrual and thus considered in the allowance for loan losses.

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
As an integral part of the credit process, the Bank has a pooling and credit rating model for its wholesale and retail credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal rating is reviewed at least annually. Disbursals under one-time
restructurings are also included.
The amount of purchased financing receivables outstanding as of March 31, 2024 and March 31, 2025 was Rs. 2,600.7 million and Rs. 1,691.8 million (US
$
19.8 million), respectively.
The following table provides information on primary credit quality indicators as of March 31, 2024:

	Term loans by origination
Credit quality indicators-Internally assigned grade	Prior		2020		2021		2022		2023		2024		Revolving loans		Revolving loans converted to term loans		Total
	(In millions)
Auto loans
Performing	Rs.	15,314.7	Rs.	40,203.8	Rs.	86,953.7	Rs.	198,895.3	Rs.	398,936.3	Rs.	540,605.2	Rs.	82,616.1	Rs.	—	Rs.	1,363,525.1
Non-performing		1,771.7		1,908.9		1,908.6		2,729.8		3,204.6		779.7		2,694.7		—		14,998.0

Subtotal	Rs.	17,086.4	Rs.	42,112.7	Rs.	88,862.3	Rs.	201,625.1	Rs.	402,140.9	Rs.	541,384.9	Rs.	85,310.8	Rs.	—	Rs.	1,378,523.1
Write off		1,376.8		1,913.2		1,683.1		1,835.8		1,688.5		150.7		—		—		8,648.1
Personal loans/Credit card
Performing	Rs.	4,198.8	Rs.	28,112.1	Rs.	62,604.2	Rs.	237,689.5	Rs.	642,360.7	Rs.	1,192,606.3	Rs.	560,472.3	Rs.	365,736.3	Rs.	3,093,780.2
Non-performing		726.8		1,486.5		1,668.2		3,127.9		5,912.5		2,544.9		9,674.2		325.5		25,466.5

Subtotal	Rs.	4,925.6	Rs.	29,598.6	Rs.	64,272.4	Rs.	240,817.4	Rs.	648,273.2	Rs.	1,195,151.2	Rs.	570,146.5	Rs.	366,061.8	Rs.	3,119,246.7
Write off		1,681.8		4,635.9		3,526.2		10,050.8		17,073.2		2,838.5		21,307.8		13,679.9		74,794.1
Retail business banking
Performing	Rs.	88,129.0	Rs.	62,739.9	Rs.	108,288.3	Rs.	317,668.3	Rs.	527,853.5	Rs.	701,602.8	Rs.	2,348,199.0	Rs.	—	Rs.	4,154,480.8
Non-performing		8,083.4		1,933.2		3,454.1		2,118.8		851.1		135.0		36,779.8		—		53,355.4

Subtotal	Rs.	96,212.4	Rs.	64,673.1	Rs.	111,742.4	Rs.	319,787.1	Rs.	528,704.6	Rs.	701,737.8	Rs.	2,384,978.8	Rs.	—	Rs.	4,207,836.2
Write off		1,163.3		298.8		138.6		19.7		0.2		—		9.5		—		1,630.1
Commercial vehicle and construction equipment finance
Performing	Rs.	9,984.2	Rs.	16,357.7	Rs.	33,797.5	Rs.	156,354.0	Rs.	456,722.6	Rs.	722,457.1	Rs.	202,366.2	Rs.	—	Rs.	1,598,039.3
Non-performing		2,628.4		1,628.6		2,641.9		3,588.5		4,859.6		1,204.9		5,011.7		—		21,563.6

Subtotal	Rs.	12,612.6	Rs.	17,986.3	Rs.	36,439.4	Rs.	159,942.5	Rs.	461,582.2	Rs.	723,662.0	Rs.	207,377.9	Rs.	—	Rs.	1,619,602.9
Write off		1,547.1		2,379.5		1,597.7		2,231.2		1,935.0		104.3		1.3		—		9,796.1
Housing loans
Performing	Rs.	1,351,187.2	Rs.	565,617.9	Rs.	735,921.2	Rs.	1,170,433.9	Rs.	1,476,703.5	Rs.	1,649,591.6	Rs.	—	Rs.	—	Rs.	6,949,455.3
Non-performing		22,222.3		6,506.8		5,569.9		4,869.8		3,804.6		739.3		—		—		43,712.7

Subtotal	Rs.	1,373,409.5	Rs.	572,124.7	Rs.	741,491.1	Rs.	1,175,303.7	Rs.	1,480,508.1	Rs.	1,650,330.9	Rs.	—	Rs.	—	Rs.	6,993,168.0
Write off		11,133.4		759.5		105.6		7.5		7.2		—		—		—		12,013.2
Other retail loans
Performing	Rs.	9,040.5	Rs.	9,538.8	Rs.	18,091.4	Rs.	53,746.1	Rs.	200,858.5	Rs.	721,107.1	Rs.	1,198,128.8	Rs.	—	Rs.	2,210,511.2
Non-performing		3,885.2		1,892.0		2,161.5		2,405.6		4,053.3		3,129.2		43,993.2		—		61,520.0

Subtotal	Rs.	12,925.7	Rs.	11,430.8	Rs.	20,252.9	Rs.	56,151.7	Rs.	204,911.8	Rs.	724,236.3	Rs.	1,242,122.0	Rs.	—	Rs.	2,272,031.2
Write off		1,857.3		4,453.7		1,567.6		2,088.9		3,505.0		538.8		4,519.1		—		18,530.4
Total	Rs.	1,517,172.2	Rs.	737,926.2	Rs.	1,063,060.5	Rs.	2,153,627.5	Rs.	3,726,120.8	Rs.	5,536,503.1	Rs.	4,489,936.0	Rs.	366,061.8	Rs.	19,590,408.1

Total (Write Off)	Rs.	18,759.7	Rs.	14,440.6	Rs.	8,618.8	Rs.	16,233.9	Rs.	24,209.1	Rs.	3,632.3	Rs.	25,837.7	Rs.	13,679.9	Rs.	125,412.0

F-
42

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on primary credit quality indicators as of March 31, 2025:

	Term loans by origination
Credit quality indicators-Internally assigned grade	Prior		2021		2022		2023		2024		2025		Revolving loans		Revolving loans converted to term loans		Total
	(In millions)
Auto loans
Performing	Rs.	16,872.3	Rs.	38,368.9	Rs.	109,709.7	Rs.	261,060.2	Rs.	403,060.5	Rs.	611,564.6	Rs.	93,911.1	Rs.	—	Rs.	1,534,547.3
Non-performing		1,124.3		1,172.5		2,224.1		4,143.9		3,631.6		1,052.2		3,011.5		—		16,360.1

Subtotal	Rs.	17,996.6	Rs.	39,541.4	Rs.	111,933.8	Rs.	265,204.1	Rs.	406,692.1	Rs.	612,616.8	Rs.	96,922.6	Rs.	—	Rs.	1,550,907.4
Write off		1,490.5		1,103.9		1,768.9		2,771.3		2,057.7		394.4		—		—		9,586.7
Personal loans/Credit card
Performing	Rs.	6,682.8	Rs.	19,129.5	Rs.	100,673.9	Rs.	320,434.6	Rs.	623,756.2	Rs.	1,238,873.6	Rs.	661,166.9	Rs.	426,548.1	Rs.	3,397,265.6
Non-performing		543.1		966.9		1,807.2		4,805.9		5,657.0		2,389.8		11,767.8		990.0		28,927.7

Subtotal	Rs.	7,225.9	Rs.	20,096.4	Rs.	102,481.1	Rs.	325,240.5	Rs.	629,413.2	Rs.	1,241,263.4	Rs.	672,934.7	Rs.	427,538.1	Rs.	3,426,193.3
Write off		2,263.9		1,559.0		5,988.1		18,451.4		21,504.4		4,065.9		25,111.9		16,801.6		95,746.2
Retail business banking
Performing	Rs.	84,507.8	Rs.	59,255.0	Rs.	204,872.5	Rs.	402,892.1	Rs.	627,467.3	Rs.	769,923.2	Rs.	2,750,841.8	Rs.	—	Rs.	4,899,759.7
Non-performing		5,779.0		3,713.2		3,449.7		3,293.4		1,546.1		191.8		49,957.1		—		67,930.3

Subtotal	Rs.	90,286.8	Rs.	62,968.2	Rs.	208,322.2	Rs.	406,185.5	Rs.	629,013.4	Rs.	770,115.0	Rs.	2,800,798.9	Rs.	—	Rs.	4,967,690.0
Write off		1,382.6		176.1		270.1		39.7		44.5		125.9		22.1		—		2,061.0
Commercial vehicle and construction equipment finance
Performing	Rs.	9,615.7	Rs.	7,142.1	Rs.	61,927.7	Rs.	263,199.8	Rs.	507,988.5	Rs.	739,656.0	Rs.	244,293.4	Rs.	—	Rs.	1,833,823.2
Non-performing		906.6		1,388.2		2,463.7		7,286.5		8,047.8		1,399.6		6,878.0		—		28,370.4

Subtotal	Rs.	10,522.3	Rs.	8,530.3	Rs.	64,391.4	Rs.	270,486.3	Rs.	516,036.3	Rs.	741,055.6	Rs.	251,171.4	Rs.	—	Rs.	1,862,193.6
Write off		1,242.2		853.3		2,499.5		4,319.4		2,794.0		2,555.9		6.0		—		14,270.3
Housing loans
Performing	Rs.	1,488,044.3	Rs.	590,450.9	Rs.	910,615.5	Rs.	1,182,559.1	Rs.	1,626,523.9	Rs.	1,292,823.4	Rs.	—	Rs.	—	Rs.	7,091,017.1
Non-performing		25,341.0		6,041.4		6,946.4		7,306.7		3,952.9		573.5		—		—		50,161.9

Subtotal	Rs.	1,513,385.3	Rs.	596,492.3	Rs.	917,561.9	Rs.	1,189,865.8	Rs.	1,630,476.8	Rs.	1,293,396.9	Rs.	—	Rs.	—	Rs.	7,141,179.0
Write off		3,091.7		477.1		79.8		5.1		23.0		—		—		—		3,676.7
Other retail loans
Performing	Rs.	15,220.9	Rs.	9,225.1	Rs.	29,591.7	Rs.	84,335.1	Rs.	312,070.2	Rs.	676,203.4	Rs.	1,366,920.4	Rs.	—	Rs.	2,493,566.8
Non-performing		5,904.0		1,256.1		1,776.7		5,873.5		28,568.9		3,940.3		42,515.8		—		89,835.3

Subtotal	Rs.	21,124.9	Rs.	10,481.2	Rs.	31,368.4	Rs.	90,208.6	Rs.	340,639.1	Rs.	680,143.7	Rs.	1,409,436.2	Rs.	—	Rs.	2,583,402.1
Write off		4,082.3		956.3		1,123.0		4,228.7		3,590.0		957.4		4,911.8		—		19,849.5
Total	Rs.	1,660,541.8	Rs.	738,109.8	Rs.	1,436,058.8	Rs.	2,547,190.8	Rs.	4,152,270.9	Rs.	5,338,591.4	Rs.	5,231,263.8	Rs.	427,538.1	Rs.	21,531,565.4

Total	US$	19,437.5	US$	8,639.9	US$	16,809.8	US$	29,816.1	US$	48,604.4	US$	62,490.8	US$	61,234.5	US$	5,004.5	US$	252,037.5
Total (Write Off)	Rs.	13,553.2	Rs.	5,125.7	Rs.	11,729.4	Rs.	29,815.6	Rs.	30,013.6	Rs.	8,099.5	Rs.	30,051.8	Rs.	16,801.6	Rs.	145,190.4

Total (Write Off)	US$	158.6	US$	60.0	US$	137.3	US$	349.0	US$	351.3	US$	94.8	US$	351.8	US$	196.7	US$	1,699.5

F-4
3

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
The following table provides information on primary credit quality indicators as of March 31, 2024.

	Term loans by origination
Credit quality indicators-Internally assigned grade	Prior		2020		2021		2022		2023		2024		Revolving Loans		Total
	(In millions)
Wholesale loans
Pass	Rs.	186,460.1	Rs.	264,241.1	Rs.	560,195.2	Rs.	957,023.5	Rs.	1,200,992.0	Rs.	2,071,787.5	Rs.	1,773,221.5	Rs.	7,013,920.9
Labeled		14,723.3		757.2		17,488.3		14,588.1		16,225.0		11,623.4		6,485.4		81,890.7
Non-performing		45,730.4		3,725.9		14,614.8		8,719.0		5,017.9		7,133.1		21,886.6		106,827.7

Total	Rs.	246,913.8	Rs.	268,724.2	Rs.	592,298.3	Rs.	980,330.6	Rs.	1,222,234.9	Rs.	2,090,544.0	Rs.	1,801,593.5	Rs.	7,202,639.3

Total Write off	Rs.	2,585.0	Rs.	264.3	Rs.	—	Rs.	—	Rs.	481.5	Rs.	—	Rs.	244.4	Rs.	3,575.2

F-4
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on primary credit quality indicators as of March 31, 2025.

	Term loans by origination
Credit quality indicators-Internally assigned grade	Prior		2021		2022		2023		2024		2025		Revolving Loans		Total
	(In millions)
Wholesale loans
Pass	Rs.	303,812.7	Rs.	393,131.7	Rs.	674,953.6	Rs.	863,574.4	Rs.	1,483,506.6	Rs.	1,395,844.6	Rs.	1,841,034.8	Rs.	6,955,858.4
Labeled		2,577.7		9,883.5		11,399.0		12,831.6		5,985.4		1,576.3		12,808.6		57,062.1
Non-performing		26,166.1		11,899.6		7,852.5		1,305.1		23,368.8		—		23,733.1		94,325.2

Total	Rs.	332,556.5	Rs.	414,914.8	Rs.	694,205.1	Rs.	877,711.1	Rs.	1,512,860.8	Rs.	1,397,420.9	Rs.	1,877,576.5	Rs.	7,107,245.7

Total Write off	Rs.	10.9	Rs.	2.1	Rs.	—	Rs.	—	Rs.	708.0	Rs.	—	Rs.	3,478.2	Rs.	4,199.2

Total	US$	3,892.7	US$	4,856.8	US$	8,126.0	US$	10,274.0	US$	17,708.8	US$	16,357.5	US$	21,978.0	US$	83,193.8

Total (Write Off)	US$	0.1	US$	—	US$	—	US$	—	US$	8.3	US$	—	US$	40.7	US$	49.1

Non-performing
loans by industry as of March 31, 2024 and March 31, 2025 are as follows:

	As of March 31, 2024
	(In millions)
Gross non-performing loans by industry:
— Consumer Loans	Rs.	68,976.4
— Real Estate & Property services		65,195.3
— Agri Production—Food		30,493.3
— Others (none greater than 5% of non-performing loans)		162,778.9

Total	Rs.	327,443.9

	As of March 31, 2025
	(In millions)
Gross non-performing loans by industry:
— Consumer Loans	Rs. 79,499.2	US$	930.6
— Real Estate & Property services	59,831.5		700.4
— Agri Production—Food	28,230.0		330.4
— Animal Husbandry	25,425.7		297.6
— Retail Trade	19,757.7		231.3
— Others (none greater than 5% of non-performing loans)	163,166.8		1,909.9

Total	Rs. 375,910.9	US$	4,400.2

Summary information relating to interest income recognized on non-performing
loans during the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025 is as follows:

	Fiscal year ended March 31,
	2023		2024		2025		2025
	(In millions)
Interest income recognized on non-performing loans	Rs.	7,738.0	Rs.	9,675.9	Rs.	10,884.1	US$	127.4

F-4
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is dependent on the sale or operation of the underlying collateral. Such loans are carried at fair value based on current values determined by either independent appraisals or internal evaluations, adjusted for selling costs or other amounts to be deducted when estimating expected net sales proceeds. For the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025, the Bank did not have collateral-dependent loans wherein the borrower is experiencing financial difficulty and the repayment of the loan is dependent on the sale of the underlying collateral.
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

( * )
Net allowances for credit losses charged to expense does not include the recoveries against write-off
cases amounting to Rs. 56,142.6 million. Recoveries from retail loans is Rs. 53,374.2 million and from wholesale loans is Rs. 2,768.4 million.

Allowances for credit losses as of March 31, 2024 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	33,835.5	Rs.	99,634.4	Rs.	63,974.8	Rs.	31,130.6	Rs.	3,269.9	Rs.	72,012.4	Rs.	61,306.9	Rs.	365,164.5
Allowance for credit losses on PCD Loans at acquisition		—		—		—		—		2,927.9		—		36,487.3		39,415.2
Write-offs		(8,648.1)		(74,794.1)		(1,630.1)		(9,796.1)		(12,013.2)		(18,530.4)		(3,575.2)		(128,987.2)
Net allowance for credit losses (*)		4,761.5		92,159.3		12,955.8		10,761.6		15,722.2		26,971.8		18,421.8		181,754.0
Allowance for credit losses, end of the period	Rs.	29,948.9	Rs.	116,999.6	Rs.	75,300.5	Rs.	32,096.1	Rs.	9,906.8	Rs.	80,453.8	Rs.	112,640.8	Rs.	457,346.5

Allowance for credit losses:
Individually evaluated allowance	Rs.	8.0	Rs.	1.0	Rs.	2,498.3	Rs.	184.4	Rs.	—	Rs.	156.8	Rs.	68,886.9	Rs.	71,735.4
Collectively evaluated allowance		29,940.9		116,998.6		72,802.2		31,911.7		9,906.8		80,297.0		43,753.9		385,611.1
Loans:
Individually evaluated loans		8.0		1.0		2,924.9		184.4		—		156.8		107,439.4		110,714.5
Collectively evaluated loans		1,378,515.1		3,119,245.7		4,204,911.3		1,619,418.5		6,993,168.0		2,271,874.4		7,095,199.9		26,682,332.9

( * )
Net allowances for credit losses charged to expense does not include the recoveries against write-off
cases amounting to Rs. 48,690.9 million. Recoveries from retail loans is Rs. 44,432.2 million and from wholesale loans is Rs. 4,258.7 million.

F-4
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowances for credit losses as of March 31, 2025 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Total		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	29,948.9	Rs.	116,999.6	Rs.	75,300.5	Rs.	32,096.1	Rs.	9,906.8	Rs.	80,453.8	Rs.	112,640.8	Rs.	457,346.5	US$	5,353.4
Allowance for credit losses on PCD Loans at acquisition		—		—		—		—		—		—		—		—		—
Write-offs		(9,586.7)		(95,746.2)		(2,061.0)		(14,270.3)		(3,676.7)		(19,849.5)		(4,199.2)		(149,389.6)		(1,748.7)
Net allowance for credit losses (*)		17,085.4		114,516.3		24,429.6		20,223.4		9,290.8		51,078.2		(8,751.3)		227,872.4		2,667.4
Allowance for credit losses, end of the period	Rs.	37,447.6	Rs.	135,769.7	Rs.	97,669.1	Rs.	38,049.2	Rs.	15,520.9	Rs.	111,682.5	Rs.	99,690.3	Rs.	535,829.3	US$	6,272.1

Allowance for credit losses:
Individually evaluated allowance	Rs.	3.0	Rs.	—	Rs.	2,691.1	Rs.	281.1	Rs.	0.6	Rs.	532.7	Rs.	58,385.5	Rs.	61,894.0	US$	724.5
Collectively evaluated allowance		37,444.6		135,769.7		94,978.0		37,768.1		15,520.3		111,149.8		41,304.8		473,935.3		5,547.6
Loans:		—		—		—		—		—		—		—
Individually evaluated loans		3.5		—		3,087.8		426.5		1.9		533.4		90,447.5		94,500.6		1,106.2
Collectively evaluated loans		1,550,903.9		3,426,193.3		4,964,602.2		1,861,767.1		7,141,177.1		2,582,868.7		7,016,798.2		28,544,310.5		334,125.1

( * )
Net allowances for credit losses charged to expense does not include the recoveries against write-off
cases amounting to Rs. 46,492.3 million (US$ 544.3 million). Recoveries from retail loans is Rs. 46,314.2 million and from wholesale loans is Rs. 178.1 million.

The allowance for credit losses is assessed at each period end and the increase/(decrease), as the case may be, is recorded in the consolidated statement of income under allowance for credit losses net of recoveries against write-offs.
Interest on loans by facility are as follows:

	Fiscal year ended March 31,
	2023		2024		2025		2025
	(In millions)
Wholesale loans	Rs.	363,842.1	Rs.	555,377.8	Rs.	564,679.4	US$	6,609.8
Retail loans		987,975.9		1,617,982.2		1,941,839.3		22,730.2
Other loans		—		21,165.5		—		—

Total	Rs.	1,351,818.0	Rs.	2,194,525.5	Rs.	2,506,518.7	US$	29,340.0

F-4
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Sales/transfer of receivables
During the year ended March 31, 2025 the Bank has sold housing loans under direct assignment transaction aggregating to Rs.
346,696.1
million and auto loans aggregating to Rs.
214,342.8
 million to SPEs under securitization transaction.
After securitization of the loans, the Bank continues to act as the servicing agent, maintain customer account relationships and service these set of loans transferred to the securitization trusts.
Direct assignment transactions:
The following table summarizes the cash flows received during the year ended March 31, 2024 and March 31, 2025 from customers and paid to transferees on transferred performing housing loans:

	For the year ended March 31,
	2024	2025		2025
	(In millions)
Cash flow information
Collections against securitized receivables/transfers	Rs. —	Rs.	38,841.9	US$	454.7
Payments made	—		32,758.6		383.5
Cash flows on retained interests	—		6,083.3		71.2
Other key disclosures are as follows:

	As of March 31,
	2024	2025		2025
	(In millions)
Transferred receivables with continuing involvement	Rs. —	Rs.	332,411.5	US$	3,891.0
Delinquencies	—		15.4		0.2
Retained interest	—		37,189.9		435.3
Key assumptions used for fair value of securitized receivables include prepayment rate, weighted average life and the discount rate. The table below outlines the sensitivity of the estimated fair value in securitized receivables as of March 31, 2024 and March 31, 2025 to immediate 10% and 20% changes in those assumptions.

	As of March 31,
	2024	2025	2025
	(In millions)
Fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs. —	Rs. 226.9	US$	2.7
Impact of 20% adverse change	—	436.9		5.1
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

F-4
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated VIEs:
The Bank determines whether it is the primary beneficiary of a VIE under ASC 810-10 upon its initial involvement with the VIE and reassesses whether it is a primary beneficiary on an ongoing basis as long it has ongoing involvement with the VIE. During the year ended March 31, 2025, the Bank determined that it was a primary beneficiary on an ongoing basis with certain trusts because it has the power to direct the activities that most significantly impact the trusts’ economic performance (e.g., servicing the underlying loans). The methodology for determining primary beneficiary status includes assessing the Bank’s servicing rights, retained interests, and exposure to credit losses. The loans held by the trusts are solely to satisfy the trusts’ obligations to security holders, and the Bank cannot repurpose these assets for other uses. The Bank provides servicing and liquidity support to these trusts under contractual agreements but has no obligation to provide additional financial support beyond these terms.
As of March 31, 2025, the Bank consolidated VIEs with total assets of Rs. 183.4 billion and total liabilities of Rs. 183.4 billion, primarily related to auto loan securitizations. The assets are restricted and can only be used to settle the obligations of the respective trusts. The liabilities of the consolidated variable interest entities, primarily asset-backed securities, are non-recourse and do not impact the Bank’s general credit or consolidated financial position.
The carrying amounts of consolidated VIE assets (classified as “Loans” and “Other Assets”) and liabilities (classified as “Long-term Debt”) are included in the Consolidated Balance Sheet as follows:

	As of March 31,
	2024	2025	2025
	(In millions)
VIE Assets:
Loans	Rs. —	Rs. 183,356.8	US$	2,146.3
Other assets	—	108.1		1.3
VIE Liabilities:
Long-term debt	Rs. —	Rs. 165,476.8	US$	1,937.0
Accrued expenses and other liabilities	—	108.1		1.3
Maximum exposure to loss	Rs. —	Rs. 30,369.3	US$	355.5
Debt interests	—	17,879.9		209.3
Commitments, Guarantees, Others	—	12,489.4		146.2

9

HDFC BANK LIMITED AND SUBSIDIARIES
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
The Bank’s portfolio of loans, credit substitute securities and non-funded
exposure (including derivatives) is broadly diversified along industry and product lines, and as of March 31, 2024 and March 31, 2025, the exposures are as set forth below.

	As of March 31, 2024
Category	Gross loans		Fair value of credit substitutes		Non-funded exposure		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	10,191,521.5	Rs.	—	Rs.	468.1	Rs.	10,191,989.6	35.1
NBFC		1,725,559.7		20,585.6		5,153.7		1,751,299.0	6.0
Retail Trade		1,085,962.9		—		56,822.6		1,142,785.5	3.9
Real Estate & Property Services		1,070,220.3		3,495.0		57,556.4		1,131,271.7	3.9
Consumer Services		860,297.1		—		35,933.7		896,230.8	3.1
Power		770,473.1		37,706.9		63,452.3		871,632.3	3.0
Infrastructure Development		450,183.2		6,716.0		336,982.5		793,881.7	2.7
Food and Beverage		712,895.6		1,405.1		59,163.2		773,463.9	2.7
Road Transportation		741,738.6		—		11,160.3		752,898.9	2.6
Others (none greater than 2%)		9,184,195.4		61,578.3		1,477,275.2		10,723,048.9	37.0

Total	Rs.	26,793,047.4	Rs.	131,486.9	Rs.	2,103,968.0	Rs.	29,028,502.3	100.0

	As of March 31, 2025
Category	Gross loans		Fair value of credit substitutes		Non-funded exposure		Total		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	10,435,520.6	Rs.	—	Rs.	252.5	Rs.	10,435,773.1	US$	122,155.8	33.3
NBFC		1,650,812.6		50,076.1		1,035.1		1,701,923.8		19,921.9	5.4
Retail Trade		1,107,102.6		—		56,842.4		1,163,945.0		13,624.5	3.7
Real Estate & Property Services		1,168,287.2		—		62,855.1		1,231,142.3		14,411.1	3.9
Consumer Services		1,017,874.2		—		45,155.5		1,063,029.7		12,443.3	3.4
Power		769,686.4		24,160.8		102,143.7		895,990.9		10,488.0	2.8
Wholesale Trade - Non Industrial		643,909.8		—		36,548.1		680,457.9		7,965.1	2.2
Wholesale Trade - Industrial		574,318.0		—		101,287.4		675,605.4		7,908.3	2.1
Iron and Steel		554,444.4		20,404.6		92,993.8		667,842.8		7,817.4	2.1
Engineering		447,424.3		2,484.2		203,246.4		653,154.9		7,645.5	2.1
Infrastructure Development		362,910.9		8,937.8		359,503.4		731,352.1		8,560.8	2.3
Agri-Allied		627,426.4		—		5,066.2		632,492.6		7,403.6	2.0
Food and Beverage		760,841.6		—		59,838.4		820,680.0		9,606.5	2.6
Road Transportation		815,518.6		—		14,315.2		829,833.8		9,713.6	2.6
Others (none greater than 2%)		7,702,733.5		55,116.1		1,501,008.6		9,258,858.2		108,379.5	29.5

Total	Rs.	28,638,811.1	Rs.	161,179.6	Rs.	2,642,091.8	Rs.	31,442,082.5	US$	368,044.9	100.0

F-
50

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s ten largest exposures as of March 31, 2024 and March 31, 2025, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded
exposures (including derivatives), are as follows:

	As of March 31, 2024
	Funded Exposure		Non-Funded Exposure		Total Exposure
	(In millions)
Borrower 1	Rs.	301,241.8	Rs.	—	Rs.	301,241.8
Borrower 2		276,973.5		1,200.0		278,173.5
Borrower 3		220,801.0		—		220,801.0
Borrower 4		214,755.0		42.5		214,797.5
Borrower 5		212,970.4		—		212,970.4
Borrower 6		187,963.3		200.0		188,163.3
Borrower 7		175,000.0		28.1		175,028.1
Borrower 8		163,105.7		5,893.4		168,999.1
Borrower 9		47,933.7		112,605.5		160,539.2
Borrower 10		145,250.0		21.0		145,271.0

	As of March 31, 2025
	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
			(In millions)
Borrower 1	Rs.	263,155.5	Rs.	2,000.0	Rs.	265,155.5	US$	3,103.8
Borrower 2		234,939.9		—		234,939.9		2,750.1
Borrower 3		227,914.3		200.0		228,114.3		2,670.2
Borrower 4		225,131.7		—		225,131.7		2,635.3
Borrower 5		205,523.2		1,702.3		207,225.5		2,425.7
Borrower 6		91,969.7		90,952.8		182,922.5		2,141.2
Borrower 7		176,019.5		12.5		176,032.0		2,060.5
Borrower 8		168,639.0		5,172.1		173,811.1		2,034.5
Borrower 9		63,492.5		101,444.6		164,937.1		1,930.7
Borrower 10		153,855.0		1,027.6		154,882.6		1,813.0

F-
51

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1
3
. Property and equipment
Property and equipment by asset category is as follows:

	As of March 31,
	2024		2025		2025
	(In millions)
Land and premises	Rs.	64,357.6	Rs.	73,661.4	US$	862.2
Software and systems		73,561.3		91,890.4		1,075.6
Equipment and furniture		172,031.8		192,333.9		2,251.4

Property and equipment, at cost		309,950.7		357,885.7		4,189.2
Less: Accumulated depreciation		162,920.3		185,447.8		2,170.7

Property and equipment, net	Rs.	147,030.4	Rs.	172,437.9	US$	2,018.5

Depreciation and amortization charged for the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025 was Rs. 23,489.7 million, Rs. 31,147.3 million and Rs. 37,784.1 million (US$ 442.3 million), respectively.
1
4
. Goodwill and Intangible assets
Goodwill arising from a business combination is not amortized but is tested for impairment. The Bank tests goodwill of each separate reporting unit by initially qualitatively assessing whether events and circumstances indicate that it is more likely than not that a reporting unit’s fair value is less than its carrying amount. If such assessment indicates fair value is not less than the carrying value, the reporting unit is deemed not to be impaired and no further analysis is required. If it is more likely than not that fair value of the reporting unit is below its carrying value, a quantitative test is then performed. During the fiscal year ended March 31, 2024, the carrying amount of goodwill increased by Rs. 1,628,148.5 million as a result of the merger of eHDFC Group with HDFC Bank. On March 19, 2024, following the sale of HDFC Credila Financial Services Limited, goodwill amounting to Rs. 73,576.1 million was derecognized. We examined the goodwill that had arisen on acquisition of erstwhile Centurion Bank of Punjab (“eCBoP”) and eHDFC for possible impairment as of March 31, 2025. There were no changes in the carrying amount of goodwill of eCBoP Rs. 74,937.9 million and of eHDFC Rs. 1,554,572.4
m
illion
for the fiscal year ended March 31, 2025. No impairment charges were recorded against goodwill during the period. Accordingly, the carrying amount of goodwill was Rs.1,629,510.3 million (US$ 19,074.2 million) as on March 31, 2025.
The following table represents the changes in the carrying amount of goodwill reported in the consolidated balance sheets for the year ended March 31, 2024 and March 31, 2025:

	As of March 31, 2024
	Retail Banking		Wholesale Banking		Treasury Services		Insurance Services		Others		Total
	(In millions)
Balance, March 31, 2023	Rs.	74,937.9	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	74,937.9
Goodwill on acquisition during the year		368,079.6		71,617.3		—		959,080.0		229,371.6		1,628,148.5
Less: Goodwill Derecognised on disposal during the year		—		—		—		—		73,576.1		73,576.1

Balance, March 31, 2024	Rs.	443,017.5	Rs.	71,617.3	Rs.	—	Rs.	959,080.0	Rs.	155,795.5	Rs.	1,629,510.3

F-
52

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2025
	Retail Banking		Wholesale Banking		Treasury Services		Insurance Services		Others		Total		Total
			(In millions)
Balance as at March 31, 2024	Rs.	443,017.5	Rs.	71,617.3	Rs.	—	Rs.	959,080.0	Rs.	155,795.5	Rs.	1,629,510.3	US$	19,074.2
Goodwill on acquisition during the year		—		—		—		—		—		—		—
Less: Goodwill Derecognised on disposal during the year		—		—		—		—		—		—		—

Balance at March 31, 2025	Rs.	443,017.5	Rs.	71,617.3	Rs.	—	Rs.	959,080.0	Rs.	155,795.5	Rs.	1,629,510.3	US$	19,074.2

Intangible assets, net, consists of the following:

	As of,
	March 31, 2024		March 31, 2025		March 31, 2025
	(Rs. in millions)
Brand	Rs.	742,230.7	Rs.	742,230.7	US$	8,688.1
Investment management contract		369,785.6		369,785.6		4,328.5
Value of business acquired		221,738.5		221,738.5		2,595.6
Distribution network		50,570.8		50,570.8		592.0
Customer Relationship		29,874.9		29,874.9		349.6
Transferable Development Rights		3,117.7		3,117.7		36.5
Intangible Assets		1,417,318.2		1,417,318.2	US$	16,590.3
Less: Accumulated amortization		21,201.0		46,438.2		543.5

Total intangible assets, net	Rs.	1,396,117.2	Rs.	1,370,880.0	US$	16,046.8

(*)
All the above intangible assets excluding Brand and Investment Management Contract are subject to amortization. Further, intangible assets on the acquisition date included Brand amounting to Rs.
8,527.5 million (US $ 99.9 million) and Distribution network amounting to Rs. 8,972.4 million (US $ 105.0 million) pertaining to HDFC Credila Financial Services Limited which is classified as held for sale as on date of acquisition. These have been derecognized following the divestment of stake on March 19, 2024.

Amortization expense related to intangible assets was Rs. 21,201.0 million and Rs. 25,237.2 million for the year ended March 31, 2024 and March 31, 2025 respectively. These amounts are included in
Non-Interest
Expense - Amortization of intangible assets in the consolidated financial statements.
At March 31, 2025, the expected future amortization of finite-lived intangible assets is as follows:

	As of March 31, 2025
	(in millions)
Fiscal year ending March 31:
2026	Rs.	17,983.1	US$	210.5
2027		16,152.7		189.1
2028		14,504.0		169.8
2029		13,541.9		158.5
2030		5,120.9		59.9
Thereafter		176,979.0		2,071.6

Total	Rs.	244,281.6	US$	2,859.4

F-
5
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1
5
. Other assets
Other assets include the following:

	As of March 31,
	2024		2025		2025
	(In millions)
Security deposits for leased property	Rs.	9,678.4	Rs.	12,123.9	US$	141.9
Sundry accounts receivable		129,187.8		131,414.7		1,538.3
Advance tax (net of provision for taxes)		173,281.9		165,326.7		1,935.2
Advances		51,036.8		47,281.0		553.4
Prepaid expenses		9,484.0		10,400.5		121.7
Deposits/Margins paid		48,100.4		68,816.1		805.5
Derivatives (refer to note 2 6 )		109,038.5		179,812.4		2,104.8
Placements with financial institutions		1,330,263.5		1,227,269.4		14,365.8
Receivable on account of trade date		295.5		441.8		5.2
Deferred tax asset (net)		—		10,808.2		126.5
ROU assets		121,302.5		142,297.4		1,665.7
Others ( * )		546,542.0		709,095.4		8,300.3

Total	Rs.	2,528,211.3	Rs.	2,705,087.5	US$	31,664.3

( * )
Others include equity securities and affiliates with carrying value amounting to Rs. 317,593.5 million and Rs. 381,931.6 million as of March 31, 2024 and March 31, 2025, respectively. Equity securities include non-marketable
equity securities carried at cost of Rs. 14,646.7 million and Rs. 18,558.0 million as of March 31, 2024 and March 31, 2025, respectively. Unrealized gain/(loss) recognized in non-interest
revenue–other, net amount to Rs. 11,759.4 million and Rs. (159.3)
million for the fiscal years ended March 31, 2024 and March 31, 2025, respectively. Further, Others also includes reinsurance assets amounting to Rs. 105,661.6 million and Rs.
104,321.2
million and deferred acquisition assets amounting to Rs. 60,531.9 million and Rs.
148,175.6
million as of March 31, 2024 and March 31, 2025, respectively.

F-5
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1
6
. Deposits
Deposits include demand deposits, which are
non-interest-bearing,
and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2024 and March 31, 2025 are as follows:

	As of March 31,
	2024		2025		2025
	(In millions)
Interest-bearing:
Savings deposits	Rs.	5,987,449.1	Rs.	6,304,659.5	US$	73,799.1
Time deposits		14,700,957.1		17,689,697.7		207,066.6

Total interest-bearing deposits		20,688,406.2		23,994,357.2		280,865.7
Non-interest-bearing deposits		3,079,829.4		3,116,596.7		36,481.3

Total	Rs.	23,768,235.6	Rs.	27,110,953.9	US$	317,347.0

As of March 31, 2024 and March 31, 2025, time deposits of Rs. 10,598,905.6 million and Rs. 12,328,690.0 million, respectively, had a residual maturity of one year or less. The remaining deposits mature between one
and ten years.
As of March 31, 2024 and March 31, 2025, time deposits in excess of Rs.0.5 million aggregated Rs. 12,777,915.1 million and Rs. 15,657,927.8 million, respectively.
As of March 31, 2025, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2025
	(In millions)
Due to mature in the fiscal year ending March 31:
2026	Rs.	12,328,690.0	US$	144,313.4
2027		3,205,064.6		37,516.9
2028		1,073,058.3		12,560.7
2029		466,507.6		5,460.7
2030		414,373.9		4,850.4
Thereafter		202,003.3		2,364.5

Total	Rs.	17,689,697.7	US$	207,066.6

1
7
. Short-term borrowings
Short-term borrowings mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its operations. Short-term borrowings as of March 31, 2024 and March 31, 2025 comprised the following:

	As of March 31,
	2024		2025		2025
	(In millions)
Borrowed in the call market	Rs.	50,356.7	Rs.	9,763.7	US$	114.3
Term borrowings from institutions/banks		1,028,262.6		1,080,206.2		12,644.3
Foreign currency borrowings		200,685.2		216,043.2		2,528.9
Bills rediscounted		34,432.6		—		—

Total	Rs.	1,313,737.1	Rs.	1,306,013.1	US$	15,287.5

Total borrowings outstanding:
Maximum amount outstanding	Rs.	2,415,549.7	Rs.	1,790,800.5	US$	20,962.2
Average amount outstanding	Rs.	1,416,168.6	Rs.	1,360,759.8	US$	15,928.4
Weighted average interest rate		6.9%		6.7%		6.7%

F-5
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1
8
. Long-term debt
Long-term debt as of March 31, 2024 and March 31, 2025 are comprised of the following:

	As of March 31,
	2024		2025		2025
	(In millions)
Subordinated debt	Rs.	407,531.3	Rs.	431,896.9	US$	5,055.5
Others		6,244,131.6		5,436,429.4		63,636.1
Debt issuance cost		(2,890.9)		(2,163.1)		(25.3)

Total	Rs.	6,648,772.0	Rs.	5,866,163.2	US$	68,666.3

The below table presents the balance of long-term debt as of March 31, 2024 and March 31, 2025 and the related contractual rates and maturity dates:

	As of
	March 31, 2024				March 31, 2025
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total		Total
	(In millions)
Subordinated debt
Subordinated debt (other than perpetual debt)	2025-2034	6.67% to 9.7%	Rs.	276,600.6	2026-2035	6.67% to 9.70%	Rs.	293,902.2	US$	3,440.3
Perpetual debt — (1)	2029-2038	7.55% to 9.4%		47,290.8	2026-2034	7.55% to 9.40%		52,272.7		611.9
Perpetual debt — (2)	2037	3.70%		83,090.7	2027	3.70%		85,291.5		998.4
Others ( * )
Variable rate — (1)	2026-2029	6.10% to 6.51%		479,577.3	2026-2030	4.92% to 6.22%		581,229.3		6,803.6
Variable rate — (2)	2025-2030	6.21% to 9.0%		1,235,079.0	2026-2032	6.47% to 8.60%		623,118.6		7,293.9
Fixed rate — (1)	2025-2034	2.80% to 9.60%		4,313,107.4	2026-2034	2.80% to 9.05%		3,955,489.6		46,300.8
Fixed rate — (2)	2025-2029	5.18% to 8.19%		214,026.2	2026-2029	4.30% to 8.19%		274,859.3		3,217.4

Total			Rs.	6,648,772.0			Rs.	5,866,163.2	US$	68,666.3

( * )
Variable rate — (1), Perpetual debt — (2) and Fixed rate — (2) represent foreign currency debt. Variable rate debt is typically indexed to SOFR,
T-bill
rates, Marginal cost of funds based lending rates (“MCLR”), among others.

F-5
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2025
	(In millions)
Due in the fiscal year ending March 31:
2026	Rs.	1,466,542.2	US$	17,166.6
2027		1,290,428.6		15,105.1
2028		355,754.9		4,164.3
2029		629,335.3		7,366.7
2030		314,375.1		3,679.9
Thereafter		1,672,162.9		19,573.5

Total (1)	Rs.	5,728,599.0	US$	67,056.1

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 137,564.2 million (net of debt issuance cost).
During the fiscal year ended March 31, 2025 the Bank issued subordinated debt amounting to Rs. 8,570.0 million (previous period Rs. 20,000.0 million) and perpetual debt amounting to nil (previous period Rs. 3,500.0 million). During the fiscal year ended March 31, 2025, the Bank also raised other long-term debt amounting to Rs. 652,656.3 million (previous period Rs. 1,132,275.2 million).
As of March 31, 2024 and March 31, 2025, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 693,914.0 million and Rs. 856,647.3 million, respectively, and functional currency borrowings aggregating to Rs. 5,550,217.6 million and Rs. 4,579,782.1 million, respectively.
1
9
. Accrued expenses and other liabilities
Accrued expenses and other liabilities include the amounts set forth below:

	As of March 31,
	2024		2025	2025
	(In millions)
Bills payable	Rs.	139,454.3	Rs. 136,539.1	US$	1,598.3
Remittances in transit		85,743.4	50,274.9		588.5
Accrued expenses		82,752.6	101,945.2		1,193.3
Accounts payable		292,846.0	318,528.7		3,728.5
Derivatives (refer to note 26)		109,409.9	143,566.1		1,680.5
Deferred tax liability (net)		288,154.4	324,633.5		3,799.9
Lease liability		131,043.0	153,929.8		1,801.8
Others		165,599.2	228,531.3		2,675.2

Total	Rs.	1,295,002.8	Rs. 1,457,948.6	US$	17,066.0

The Bank amortizes annual fees on credit cards over the contractual period of the fees. The unamortized annual fees as of March 31, 2024 and March 31, 2025 were Rs. 1,649.9 million and Rs. 1,845.2 million (US$ 21.6 million), respectively.

F-5
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20
. Accumulated other comprehensive income
The below table presents the changes in AOCI after income tax for the fiscal years ended March 31, 2024 and March 31, 2025.

	AFS debt securities		Foreign currency translation reserve		Long-Duration Insurance Contract		Total
	(In millions)
Balance, March 31, 2023	Rs.	(74,923.1)	Rs.	6,649.4	Rs.	—	Rs.	(68,273.7)
Net unrealized gain/ (loss) arising during the period		78,036.1		810.3		—		78,846.4
Amounts reclassified to income		4,856.3		—		—		4,856.3
Long-duration insurance contract discount rate change		—		—		(34,112.6)		(34,112.6)
Transferred to undistributed policyholders earnings account		—		—		3,391.4		3,391.4
Less: Other comprehensive income attributable to shareholders of noncontrolling interest		15,474.5		17.9		(15,244.2)		248.2

Balance, March 31, 2024	Rs.	(7,505.2)	Rs.	7,441.8	Rs.	(15,477.0)	Rs.	(15,540.4)

	AFS debt securities		Foreign currency translation reserve		Long-Duration Insurance Contract		Total
	(In millions)
Balance, March 31, 2024	Rs.	(7,505.2)	Rs.	7,441.8	Rs.	(15,477.0)	Rs.	(15,540.4)
Net unrealized gain/ (loss) arising during the period		145,589.7		2,004.3		—		147,594.0
Amounts reclassified to income		9,835.5		—		—		9,835.5
Long-duration insurance contract discount rate change		—		—		(59,827.6)		(59,827.6)
Transferred to undistributed policyholders earnings account		(58,778.7)		—		75,304.6		16,525.9
Less: Other comprehensive income attributable to shareholders of noncontrolling interest		1,361.3		32.0		—		1,393.3

Balance, March 31, 2025	Rs.	87,780.0	Rs.	9,414.1	Rs.	—	Rs.	97,194.1

Balance, March 31, 2025	US$	1,027.5	US$	110.2	US$	—	US$	1,137.7

The below table presents the reclassification out of AOCI by income line item and the related income tax effect for the fiscal years ended March 31, 2024 and March 31, 2025.

	As of March 31,
	2024		2025		2025
	(In millions)
AFS debt securities:
Realized (gain)/loss on sales of AFS debt securities, net	Rs.	6,602.9	Rs.	13,418.4	US$	157.0
Allowance on AFS debt securities		(70.9)		—		—

Total before income tax	Rs.	6,532.0	Rs.	13,418.4	US$	157.0
Income tax		(1,675.7)		(3,582.9)		(41.9)

Net of income tax	Rs.	4,856.3	Rs.	9,835.5	US$	115.1

F-5
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2
1
. Insurance services:
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
The balances of and changes in separate account liabilities for the fiscal years ended March 31, 2024 and March 31, 2025 are as follows:

	As of March 31, 2024
Particulars	Unit-Linked Life		Unit-Linked Pension		Group Linked		Total
	(In millions)
Balance, July 1, 2023	Rs.	709,215.4	Rs.	55,986.3	Rs.	92,327.0	Rs.	857,528.7
Premiums and deposits		97,196.3		3,556.3		16,103.6		116,856.2
Policy Charges		(12,754.4)		(594.4)		(762.9)		(14,111.7)
Surrenders and withdrawals		(104,102.3)		(8,432.7)		(6,882.6)		(119,417.6)
Benefit Payments		(37,926.8)		(2,504.9)		—		(40,431.7)
Investment Performance		141,987.6		7,709.9		8,454.5		158,152.0
Other Charges		(2,904.3)		(124.2)		(131.1)		(3,159.6)

Balance, March 31, 2024	Rs.	790,711.5	Rs.	55,596.3	Rs.	109,108.5	Rs.	955,416.3

	As of March 31, 2025
Particulars	Unit-Linked Life		Unit-Linked Pension		Group Linked		Total		Total
	(In millions)
Balance, April 1, 202 4	Rs.	790,711.5	Rs.	55,596.3	Rs.	109,108.5	Rs.	955,416.3	US$	11,183.7
Premiums and deposits		144,941.9		7,515.3		38,092.2		190,549.4		2,230.4
Policy Charges		(18,978.4)		(789.3)		(1,289.6)		(21,057.3)		(246.5)
Surrenders and withdrawals		(93,686.8)		(7,853.0)		(16,508.7)		(118,048.5)		(1,381.8)
Benefit Payments		(68,275.4)		(4,180.8)		—		(72,456.2)		(848.1)
Investment Performance		71,320.8		4,643.4		10,821.3		86,785.5		1,015.8
Other Charges		(4,473.8)		(193.9)		(240.1)		(4,907.8)		(57.4)

Balance, March 31, 2025	Rs.	821,559.8	Rs.	54,738.0	Rs.	139,983.6	Rs.	1,016,281.4	US$	11,896.1

9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s aggregate fair value of assets, by major investment asset category, supporting separate accounts liabilities as of March 31, 2024 and March 31, 2025 are as follows:

	As of March 31, 2024
Particulars	Unit-Linked Life		Unit-Linked Pension		Group Linked		Total
	(In millions)
Government of India securities	Rs.	39,549.7	Rs.	7,114.1	Rs.	46,433.5	Rs.	93,097.3
Other corporate/financial institution securities		74,622.2		8,253.7		34,739.2		117,615.1

Total debt securities		114,171.9		15,367.8		81,172.7		210,712.4
Other securities (including mutual fund units)		671,814.6		39,955.9		25,036.5		736,807.0
Other net current assets		4,725.0		272.6		2,899.3		7,896.9

Total	Rs.	790,711.5	Rs.	55,596.3	Rs.	109,108.5	Rs.	955,416.3

	As of March 31, 2025
Particulars	Unit-Linked Life		Unit-Linked Pension		Group Linked		Total		Total
	(In millions)
Government of India securities	Rs.	30,908.6	Rs.	5,813.3	Rs.	60,989.7	Rs.	97,711.6	US$	1,143.8
Other corporate/financial institution securities		88,265.9		8,133.3		44,030.8		140,430.0		1,643.8

Total debt securities		119,174.5		13,946.6		105,020.5		238,141.6		2,787.6
Other securities (including mutual fund units)		697,104.6		40,158.2		29,029.6		766,292.4		8,969.8
Other net current assets		5,280.7		633.2		5,933.5		11,847.4		138.7

Total	Rs.	821,559.8	Rs.	54,738.0	Rs.	139,983.6	Rs.	1,016,281.4	US$	11,896.1

F-
60

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liabilities on policies in force
The Bank’s Liabilities on policies in force on the consolidated balance sheets as of March 31, 2024 and March 31, 2025 are as follows:

	As of,
Description	March 31, 2024		March 31, 2025		March 31, 2025
	(In millions)
Liability for Future Policy Benefits	Rs.	1,671,384.1	Rs.	2,087,603.8	US$	24,436.3
Policyholder Account Balances		85,430.1		81,652.8		955.8
Other Policy Liabilities		7,164.9		11,707.7		137.1

Total	Rs.	1,763,979.1	Rs.	2,180,964.3	US$	25,529.2

Liability for future policy benefits
The Bank’s liability for future policy benefits on the consolidated balance sheets as of March 31, 2024 and March 31, 2025 are as follows:

	As of,
Description	March 31, 2024		March 31, 2025		March 31, 2025
	(In millions)
Non Par Protection	Rs.	166,649.2	Rs.	197,562.8	US$	2,312.5
Non Par Riders		207.0		89.7		1.0
Non Par Savings		551,186.3		740,769.5		8,671.1
Non Par Pension		17,609.5		17,986.6		210.5
Individual Annuity		255,858.7		319,760.4		3,743.0
Individual health		410.4		275.4		3.2
Par life		561,076.4		654,173.3		7,657.4
Par Pension		16,294.1		15,878.0		185.9
Group Non Par Life		102,092.5		141,108.1		1,651.7

Total	Rs.	1,671,384.1	Rs.	2,087,603.8	US$	24,436.3

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

F-
61

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended March 31, 202 4
	Non Par Protection	Non Par Riders	Non Par Savings	Non Par Pension	Individual Annuity	Individual Health	Par Life	Par Pension	Group Non Par Life	Total
	(Rs. In million, other than weighted average)
Present value of Expected Net Premium
Balance at July 01, 2023 at current discount rate at b a lance sheet date	40,899.8	429.3	251,372.4	97.1	2,472.3	791.6	44.0	—	—	296,106.5
Balance at July 01, 2023 at original discount rate	40,899.8	429.3	251,372.4	97.1	2,472.3	791.6	44.0	—	—	296,106.5
Effect of changes in cash flow assumptions	4,429.1	—	(42.8)	0.3	6.4	—	619.0	—	—	5,012.0
Effect of actuarial variances from expected experience	(1,277.3)	15.6	2,649.0	0.8	395.8	43.6	2,640.7	(0.7)	9,298.2	13,765.7
Adjusted Balance	44,051.6	444.9	253,978.6	98.2	2,874.5	835.2	3,303.7	(0.7)	9,298.2	314,884.2
Issuances	18,075.3	891.5	93,550.6	1,918.4	36,417.8	33.8	27,308.5	2,081.3	16,873.7	197,150.9
Interest accrual	3,343.2	69.4	17,926.3	98.4	1,272.8	44.5	1,539.5	102.3	436.2	24,832.6
Net premium collected	(7,081.9)	(256.7)	(72,133.2)	(537.5)	(32,412.7)	(171.1)	(6,418.9)	(562.6)	(26,601.3)	(146,175.9)
Balance at March 31, 2024 at original discount rate	58,388.2	1,149.1	293,322.3	1,577.5	8,152.4	742.4	25,732.8	1,620.3	6.8	390,691.8
Effect of changes in discount rate assumptions	174.0	(2.6)	(1,182.0)	(6.3)	4.3	(1.8)	(97.2)	(7.0)	0.1	(1,118.5)
Balance at March 31, 2024 at current discount rate at balance sheet date	58,562.2	1,146.5	292,140.3	1,571.2	8,156.7	740.6	25,635.6	1,613.3	6.9	389,573.3
Present value of Expected Future Policy Benefits
Balance at July 01, 202 3 at current discount rate at balance sheet date	180,285.0	413.9	658,883.0	13,185.7	212,888.9	1,088.2	504,494.2	16,744.8	66,264.0	1,654,247.7
Balance at July 01, 202 3 at original discount rate	180,285.0	413.9	658,883.0	13,185.7	212,888.9	1,088.2	504,494.2	16,744.8	66,264.0	1,654,247.7
Effect of changes in cash flow assumptions	7,429.2	—	3,429.0	35.1	75.7	—	(1,377.7)	326.1	1,498.4	11,415.8
Effect of actuarial variances from expected experience	(1,526.0)	15.9	2,653.6	(187.0)	(136.9)	43.7	2,250.6	539.3	7,379.6	11,032.8
Adjusted Balance	186,188.2	429.8	664,965.6	13,033.8	212,827.7	1,131.9	505,367.1	17,610.2	75,142.0	1,676,696.3
Issuances	18,051.0	882.1	93,520.0	1,918.4	36,417.8	33.8	27,264.0	2,080.8	16,873.7	197,041.6
Interest accrual	11,529.5	73.3	43,134.7	798.0	14,141.1	63.1	29,361.4	1,063.9	4,700.4	104,865.4
Benefits Payments	(5,294.9)	(81.5)	(8,918.6)	(2,530.3)	(12,654.0)	(137.5)	(45,730.7)	(2,959.8)	(20,373.2)	(98,680.5)
Balance at March 31, 2024 at original discount rate	210,473.8	1,303.7	792,701.7	13,219.9	250,732.6	1,091.3	516,261.8	17,795.1	76,342.9	1,879,922.8
Effect of changes in discount rate assumptions	6,215.7	4.7	17,990.2	(28.9)	6,399.5	0.1	3,658.3	(37.5)	(188.4)	34,013.7
Balance at March 31, 2024 at current discount rate at balance sheet date	216,689.5	1,308.4	810,691.9	13,191.0	257,132.1	1,091.4	519,920.1	17,757.6	76,154.5	1,913,936.5
Present value of expected claims expenses	242.0	26.8	142.2	2.8	32.9	0.1	547.5	4.3	—	998.6
Net liability for future policy benefits	158,369.3	188.7	518,693.8	11,622.6	249,008.3	350.9	494,832.0	16,148.6	76,147.6	1,525,361.8
Deferred Profit Liability	6,568.5	18.3	29,891.5	175.2	6,543.2	—	63,225.0	95.9	6,602.0	113,119.6
Other global reserves	1,711.4	—	2,601.0	5,811.7	307.2	59.5	3,019.4	49.6	19,342.9	32,902.7
Total liability for future policy benefits and DPL for March 31, 2024	166,649.2	207.0	551,186.3	17,609.5	255,858.7	410.4	561,076.4	16,294.1	102,092.5	1,671,384.1
Less: Reinsurance recoverables	83,420.6	28.0	(17.4)	—	—	125.2	18,249.9	—	3,786.3	105,592.6
Net liability for future policy benefits, net of reinsurance	83,228.6	179.0	551,203.7	17,609.5	255,858.7	285.2	542,826.5	16,294.1	98,306.2	1,565,791.5
Undiscounted- Expected future benefit payments	1,120,561.7	2,580.3	2,875,101.5	19,433.2	864,912.6	1,758.2	1,302,045.2	25,927.9	96,029.6	6,308,350.2
Discounted- Expected future benefit payments (at current discount rate at balance sheet date)	216,689.5	1,308.4	810,691.9	13,191.0	257,132.1	1,091.4	519,920.1	17,757.6	76,154.5	1,913,936.5
Undiscounted-Expected future gross premiums	296,828.1	3,359.9	611,779.3	3,502.2	21,253.0	1,769.6	507,662.9	7,523.1	220.7	1,453,898.8
Discounted-Expected future gross premiums	172,175.3	2,461.1	489,752.0	2,869.1	18,427.5	1,289.9	409,535.4	6,057.0	124.3	1,102,691.6
Weighted-average duration of the liability (in years)	13.50	10.57	10.39	4.25	10.30	5.96	8.39	4.06	3.23
Weighted-average interest accretion (original locked-in) rate	7.69%	7.69%	7.69%	7.69%	7.69%	7.69%	7.69%	7.69%	7.69%
Weighted-average current discount rate at balance sheet date	7.40%	7.40%	7.42%	7.66%	7.42%	7.50%	7.48%	7.66%	7.68%

F-
62

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended March 31, 2025
	Non Par Protection	Non Par Riders	Non Par Savings	Non Par Pension	Individual Annuity	Individual Health	Par Life	Par Pension	Group Non Par Life	Total	Total
	(Rs. In million, other than weighted average)										(US$ in million)
Present value of Expected Net Premium
Balance at April 01, 2024, at current discount rate at balance sheet date	58,562.2	1,146.5	292,140.3	1,571.2	8,156.7	740.6	25,635.6	1,613.3	6.9	389,573.3	4,560.1
Balance at April 01, 2024, at original discount rate	58,388.2	1,149.1	293,322.3	1,577.5	8,152.4	742.4	25,732.8	1,620.3	6.8	390,691.8	4,573.2
Effect of changes in cash flow assumptions	11,055.5	—	(7,969.2)	(48.7)	(100.7)	—	(6,439.3)	1,103.9	15.7	(2,382.8)	(27.9)
Effect of actuarial variances from expected experience	(2,165.2)	(307.1)	2,724.7	108.9	(508.6)	(331.1)	1,137.5	145.3	(4,556.3)	(3,751.9)	(43.9)
Adjusted Balance	67,278.5	842.0	288,077.8	1,637.7	7,543.1	411.3	20,431.0	2,869.5	(4,533.8)	384,557.1	4,501.4
Issuances	30,918.5	1,126.3	141,305.7	1,952.9	48,569.1	29.3	29,265.9	2,824.1	32,774.8	288,766.6	3,380.2
Interest accrual	6,994.8	137.7	29,187.9	247.7	2,602.7	29.0	3,450.6	376.8	956.8	43,984.0	514.9
Net premium collected	(13,669.6)	(427.8)	(103,906.6)	(884.6)	(44,659.6)	(112.2)	(11,255.6)	(1,645.4)	(30,971.1)	(207,532.5)	(2,429.3)
Balance at March 31, 2025 at original discount rate	91,522.2	1,678.2	354,664.8	2,953.7	14,055.3	357.4	41,891.9	4,425.0	(1,773.3)	509,775.2	5,967.2
Effect of changes in discount rate assumptions	1,993.5	17.0	2,272.7	19.6	73.4	3.9	344.1	22.1	(40.5)	4,705.8	55.1
Balance at March 31, 2025 at current discount rate at balance sheet date	93,515.7	1,695.2	356,937.5	2,973.3	14,128.7	361.3	42,236.0	4,447.1	(1,813.8)	514,481.0	6,022.3
Present value of Expected Future Policy Benefits
Balance at April 01, 2024, at current discount rate at balance sheet date	216,689.5	1,308.4	810,691.9	13,191.0	257,132.1	1,091.4	519,920.1	17,757.6	76,154.5	1,913,936.5	22,403.6
Balance at April 01, 2024, at original discount rate	210,473.8	1,303.7	792,701.7	13,219.9	250,732.6	1,091.3	516,261.8	17,795.1	76,342.9	1,879,922.8	22,005.4
Effect of changes in cash flow assumptions	9,381.8	—	(8,475.8)	79.3	224.4	—	(5,378.3)	525.1	688.2	(2,955.3)	(34.6)
Effect of actuarial variances from expected experience	(2,309.1)	(372.2)	3,149.9	110.8	(1,014.0)	(411.6)	1,701.0	201.6	(6,432.7)	(5,376.3)	(62.9)
Adjusted Balance	217,546.5	931.5	787,375.8	13,410.0	249,943.0	679.7	512,584.5	18,521.8	70,598.4	1,871,591.2	21,907.9
Issuances	30,874.5	1,111.9	141,235.0	1,952.4	48,565.1	29.2	29,209.7	2,823.3	32,774.7	288,575.8	3,377.9
Interest accrual	18,482.6	150.4	69,530.5	1,098.8	22,540.7	47.2	39,452.0	1,517.1	6,812.5	159,631.8	1,868.6
Benefits Payments	(8,552.7)	(229.2)	(24,293.2)	(1,973.8)	(19,822.6)	(181.9)	(42,483.7)	(3,337.9)	(30,408.5)	(131,283.5)	(1,536.7)
Balance at March 31, 2025 at original discount rate	258,350.9	1,964.6	973,848.1	14,487.4	301,226.2	574.2	538,762.5	19,524.3	79,777.1	2,188,515.3	25,617.6
Effect of changes in discount rate assumptions	15,775.0	41.9	54,366.2	233.2	14,370.5	10.8	16,604.5	277.0	638.9	102,318.0	1,197.7
Balance at March 31, 2025 at current discount rate at balance sheet date	274,125.9	2,006.5	1,028,214.3	14,720.6	315,596.7	585.0	555,367.0	19,801.3	80,416.0	2,290,833.3	26,815.3
Present value of expected claims expenses	324.4	43.0	224.8	2.9	37.7	0.1	647.3	4.7	—	1,284.9	15.0
Net liability for future policy benefits	180,934.6	354.3	671,501.6	11,750.2	301,505.7	223.8	513,778.3	15,358.9	82,229.8	1,777,637.2	20,808.0
Deferred Profit Liability	14,053.0	59.0	66,070.8	394.3	16,012.0	0.2	136,074.4	388.8	39,561.5	272,614.0	3,191.1
Other global reserves	2,575.2	(323.6)	3,197.1	5,842.1	2,242.7	51.4	4,320.6	130.3	19,316.8	37,352.6	437.2
Total liability for future policy benefits and DPL for March 31, 2025	197,562.8	89.7	740,769.5	17,986.6	319,760.4	275.4	654,173.3	15,878.0	141,108.1	2,087,603.8	24,436.3
Less: Reinsurance recoverables	84,794.7	(69.9)	38.1	—	—	(20.0)	14,114.1	—	5,342.1	104,199.1	1,219.7
Net liability for future policy benefits, net of reinsurance	112,768.1	159.6	740,731.4	17,986.6	319,760.4	295.4	640,059.2	15,878.0	135,766.0	1,983,404.7	23,216.6
Undiscounted- Expected future benefit payments	1,357,592.1	3,683.8	3,307,089.8	22,662.1	899,460.7	908.7	1,375,202.6	28,880.6	101,483.5	7,096,963.9	83,073.4
Discounted- Expected future benefit payments (at current discount rate at balance sheet date)	274,125.9	2,006.5	1,028,214.3	14,720.6	315,596.7	585.0	555,367.0	19,801.3	80,416.0	2,290,833.3	26,815.3
Undiscounted-Expected future gross premiums	350,474.6	6,702.3	696,236.3	5,904.9	27,679.8	1,639.8	487,422.0	9,472.3	220.6	1,585,752.6	18,562.0
Discounted-Expected future gross premiums	205,841.6	5,043.1	564,231.6	4,830.4	24,273.8	1,214.1	398,173.3	7,912.5	125.6	1,211,646.0	14,182.9
Weighted-average duration of the liability (in years)	13.60	9.70	10.10	5.10	9.50	5.80	8.80	4.40	3.50	9.18
Weighted-average interest accretion (original locked-in) rate	7.7%	7.8%	7.7%	7.7%	7.7%	7.7%	7.7%	7.7%	7.8%	7.7%
Weighted-average current discount rate at balance sheet date	7.0%	7.1%	7.1%	7.1%	7.0%	7.0%	7.0%	7.2%	7.3%	7.0%

F-
6
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
For each of the period ended March 31, 2024 and March 31, 2025, the net effect of changes in cash flow assumptions was primarily driven by updates in best estimate assumptions.
For the period ended March 31, 2024 and March 31, 2025, the net effect of actual variances from expected experience was primarily driven by difference between actual cash flows for premiums and benefits and those assumed in the calculation of LFPB.
The Bank’s gross premiums and interest accretion recognised in the consolidated statements of income and comprehensive income (loss) for Traditional and Limited-Payment contracts, as of March 31, 2024 and March 31, 2025 are as follows:

	As of March 31, 2024
Traditional and Limited-Payment Contracts:	Gross premiums		Interest accretion
	(in millions)
Non Par Protection	Rs.	120,828.1	Rs.	8,357.9
Non Par Riders		—		4.4

Non Par Savings		23,560.0		25,621.0

Non Par Pension		1,020.9		704.0
Individual Annuity		39,984.9		12,926.3
Individual health		419.0		17.6
Par life		111,036.4		29,795.5
Par Pension		1,846.5		962.1
Group Non Par Life		71,156.2		4,371.4

Total	Rs.	369,852.0	Rs.	82,760.2

	As of March 31, 2025
Traditional and Limited-Payment Contracts:	Gross premiums		Interest accretion
	(in millions)
Non Par Protection	Rs.	34,038.8	Rs.	6,225.7
Non Par Riders		185.9		18.5

Non Par Savings		167,044.3		43,233.8

Non Par Pension		2,270.0		870.2
Individual Annuity		53,613.4		20,632.5
Individual health		470.1		15.2
Par life		137,161.4		42,018.3
Par Pension		3,009.7		1,149.7
Group Non Par Life		85,169.7		7,329.9

Total	Rs.	482,963.3	Rs.	121,493.8

Total	US$	5,653.3	US$	1,422.1

F-6
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Policyholder Account Balances
The Bank establishes liabilities for policyholder account balances (PAB) which are generally equal to the account value, and which includes accrued interest credited, but excludes the impact of any applicable charge that may be incurred upon surrender.
The Bank’s policyholder account balances on the consolidated balance sheets as of March 31, 2024 and March 31, 2025 are as follows:

	As of,
Description	March 31, 2024		March 31, 2025		March 31, 2025
	(In millions)
Group traditional life	Rs.	23,718.6	Rs.	26,771.0	US$	313.5
Group traditional pension		8,824.2		12,824.8		150.1
Group variable life		22,764.1		20,051.5		234.7
Group variable pension		19,200.9		13,296.2		155.6
Individual VIP pension		9,613.9		7,543.8		88.3
Statutory reserves		1,308.4		1,165.5		13.6

Total	Rs.	85,430.1	Rs.	81,652.8	US$	955.8

Unearned Revenue Reserve
URR is calculated for all long duration universal-life type or investment contracts, including single premium contracts. Amortization of URR is recorded in Premium and other operating income from insurance business. URR for universal-life type or investment contracts, including single premium contracts are generally deferred and amortized into income using the same assumptions and factors used to amortize DAC (i.e., on a constant level basis). Changes in future assumptions are applied by adjusting the amortization rate prospectively. The Company has elected to implicitly account for actual experience, whether favorable or unfavorable, in its amortization of URR (i.e., Premium and other operating income from insurance business) each period.
The following table presents a roll forward of URR:

	As of March 31, 202 4
Particulars	Unit-Linked Life		Unit-Linked Pension		Total
	(In millions)
Balance, beginning of the year	Rs.	—	Rs.	—	Rs.	—
Capitalizations		991.8		44.7		1,036.5
Amortization		(37.9)		(1.0)		(38.9)
Experience Adjustment		(8.7)		(0.1)		(8.8)

Balance, end of the year		945.2		43.6		988.8

	As of March 31, 2025
Particulars	Unit-Linked Life		Unit-Linked Pension		Total		Total
	(In millions)
Balance, beginning of the year	Rs.	945.2	Rs.	43.6	Rs.	988.8	US$	11.6
Capitalizations		2,772.3		121.6		2,893.9		33.9
Amortization		(303.5)		(12.5)		(316.0)		(3.7)
Experience Adjustment		(132.2)		(6.4)		(138.6)		(1.7)

Balance, end of the year		3,281.8		146.3		3,428.1		40.1

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

F-6
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The effect of all reinsurance agreements on the consolidated statements of financial income as of March 31, 2024 and March 31, 2025 are as follows:

	As of,
Description	March 31, 2024		March 31, 2025		March 31, 2025
	(In millions)
Direct	Rs.	1,763,024.4	Rs.	2,179,868.1	US$	25,516.4
Assumed		954.7		1,096.2		12.8
Total liabilities on policies in force		1,763,979.1		2,180,964.3		25,529.2
Ceded (*)		105,661.6		104,321.2		1,221.1

Net liabilities on policies in force	Rs.	1,658,317.5	Rs.	2,076,643.1	US$	24,308.1

(*)	Reinsurance asset reported within other asset
The effects of reinsurance on the consolidated statements of income are as follows:

	As of March 31,
	2024		2025		2025
Premium and other operating income from insurance business:	(In millions)
Direct	Rs.	389,925.5	Rs.	510,646.9	US$	5,977.4
Assumed		1,588.5		2,581.4		30.2
Ceded		(9,634.5)		(14,963.1)		(175.2)

Total	Rs.	381,879.5	Rs.	498,265.2	US$	5,832.4

	As of March 31,
Claims and benefits paid pertaining to insurance business:	2024	2025	2025
	(In millions)
Direct	Rs. 383,194.5	Rs. 537,887.7	US$	6,296.3
Assumed	1,029.4	1,558.9		18.2
Ceded	(2,258.1)	(6,579.5)		(77.0)

Total	Rs. 381,965.8	Rs. 532,867.1	US$	6,237.5

Deferred policy acquisition costs:

F-6
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding total DAC by Line of business as of March 31, 2024 and March 31, 2025 are as follows:

	Year Ended March 31, 2024
	Non Par Protection	Non Par Savings	Non Par Pension	Individual Annuity	Par Life	Par Pension	UL Life	UL Pension	Group Non par Life	Total
	(Rs. in million)
Balance at July 1, 2023	—	—	—	—	—	—	—	—	—	—
Capitalizations	4,808.8	16,176.8	236.5	1,818.0	13,035.1	162.0	12,940.6	207.2	15,005.0	64,390.0
Amortization	(62.0)	(277.3)	(10.6)	(19.9)	(253.0)	(9.6)	(608.8)	(6.1)	(1,724.0)	(2,971.3)
Experience Adjustment	(29.5)	(13.5)	—	—	—	—	(112.8)	(0.5)	(730.5)	(886.8)

Balance at March 31, 2024	4,717.3	15,886.0	225.9	1,798.1	12,782.1	152.4	12,219.0	200.6	12,550.5	60,531.9

	Year Ended March 31, 2025
	Non Par Protection	Non Par Savings	Non Par Pension	Individual Annuity	Par Health	Par Life	Par Pension	UL Life	UL Pension	Group Non par Life	Total	Total
	(Rs. in million)											(US$. in million)
Balance at March 31, 2024	4,717.3	15,886.0	225.9	1,798.1	—	12,782.1	152.4	12,219.0	200.6	12,550.5	60,531.9	708.6
Capitalizations	5,956.9	34,826.9	218.9	2,828.1	0.1	20,087.6	390.7	21,425.5	1,483.8	17,584.5	104,803.0	1,226.8
Amortization	(259.1)	(1,911.8)	(40.0)	(106.9)	—	(1,088.1)	(49.2)	(3,229.4)	(110.9)	(6,667.6)	(13,463.0)	(157.6)
Experience Adjustment	(228.5)	(885.4)	(2.3)	(2.6)	—	(754.7)	(6.5)	(1,183.2)	(41.8)	(591.3)	(3,696.3)	(43.3)

Balance at March 31, 2025	10,186.6	47,915.7	402.5	4,516.7	0.1	31,026.9	487.4	29,231.9	1,531.7	22,876.1	148,175.6	1,734.5

Value of Business Acquired (VOBA)
VOBA, an intangible asset, has been valued as the difference between the estimated Fair Value of liabilities (“FVL”) and the carrying value of those same insurance contract liabilities. The FVL for the acquired business is derived as the sum of the best estimate of liabilities (“BEL”) and the risk margin (“RM”) calculated using the same best estimate assumptions as those used in deriving the Bank’s Indian embedded value (“IEV”) as at June 30, 2023. The carrying value of those same insurance contract liabilities is derived as the LFPB plus other liability items (reserves for unmodelled products, sales inducement liability, time value of options and guarantees, and additional reserves) less reinsurance recoverable. The LFPB is determined using actuarial methodologies as the present value of expected future policy benefits to be paid to or on behalf of policyholders and certain related expenses less the present value of expected future net premiums receivable under the Bank’s insurance contracts. Future policy benefits including bonuses paid to participating policyholders are calculated using actuarial assumptions and estimates such as mortality, morbidity, persistency and discount rates. Cash flow assumptions (mortality, morbidity and persistency) are established at the policy inception and are evaluated annually to determine if an update is needed. Discount rates used to calculate net premiums are locked in at the policy inception and represent the basis to recognize interest expense in the consolidated statement of income. Discount rates used to measure the carrying value of the LFPB in the consolidated balance sheets are updated at each reporting period, and the difference between the liability balances calculated using the locked-in
discount rates and the updated discount rates is recognized in accumulated other comprehensive income / (loss). The Bank applies significant judgment in determining these assumptions and estimates.
Information regarding movement of total VOBA contracts from July 1, 2023 (acquisition date) to March 31, 2024 are as follows:

	As of March 31, 2024
	(In millions)
Balance at July 1 2023	Rs.	221,738.5
Amortization		(16,707.7)
Experience Adjustment		(635.1)

Balance at March 31 2024	Rs.	204,395.7

F-6
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding movement of total VOBA contracts for the year ended March 31, 2025 are as follows:

	As of March 31, 2025
	(In millions)
Balance, April 1, 2024	Rs.	204,395.7	US$	2,392.6
Amortization		(16,669.1)		(195.1)
Experience Adjustment		(3,447.2)		(40.4)

Balance, March 31, 2025	Rs.	184,279.4	US$	2,157.1

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

ii)	Annuity products—Number of policies in force, as it would ensure straight line amortization.

iii)	Universal life type contracts—Number of policies in force, as it would ensure straight line amortization.
Information regarding the estimated future amortization of VOBA intangibles over the next five years is as follows:

	As of March 31, 2025
Year	(In millions)
2026	Rs.	14,566.4	US$	170.5
2027		12,862.3		150.6
2028		11,031.8		129.1
2029		9,383.1		109.8
2030		8,421.0		98.6
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
22.
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

F-6
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The table below presents the fees and commissions disaggregated by revenue source for the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025.

	Fiscal year ended March 31,
	2023		2024		2025		2025
	(In millions)
Deposit related fees	Rs.	40,749.9	Rs.	45,178.6	Rs.	49,755.2	US$	582.4
Lending related fees		48,878.2		55,501.7		63,372.6		741.8
Third-party products related fees		54,548.9		43,049.3		49,214.3		576.1
Payments and cards business fees		72,969.0		92,568.5		104,416.2		1,222.2
Investment Management Fee		—		20,819.1		36,902.3		432.0
Others		22,457.7		23,848.7		20,425.9		239.1

Fees and commissions	Rs.	239,603.7	Rs.	280,965.9	Rs.	324,086.5	US$	3,793.6

The table below presents the fees and commissions disaggregated by segment for the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025.

	Fiscal year ended March 31,
	2023		2024		2025		2025
	(In millions)
Retail Banking	Rs.	215,252.5	Rs.	229,890.7	Rs.	254,120.5	US$	2,974.5
Wholesale Banking		23,619.5		27,844.8		30,699.5		359.4
Treasury Services		731.7		414.9		159.7		1.9
Insurance services		—		—		—		—
Others		—		22,815.5		39,106.8		457.8

Fees and commissions	Rs.	239,603.7	Rs.	280,965.9	Rs.	324,086.5	US$	3,793.6

23. Income taxes
Income tax expense is comprised of the following:

	Fiscal year ended March 31,
	2023		2024		2025		2025
	(In millions)
Current tax expense	Rs.	156,782.9	Rs.	140,308.9	Rs.	199,251.5	US$	2,332.3
Deferred tax expense/ (benefit)		12,280.9		(57,133.2)		(15,613.6)		(182.8)
Interest on income tax refund		(2,946.4)		(5,348.6)		(8,623.0)		(100.9)

Income tax expense	Rs.	166,117.4	Rs.	77,827.1	Rs.	175,014.9	US$	2,048.6

Income tax (expense)/ benefit recorded in other comprehensive income was Rs. 16,980.0 million
, Rs. (17,828.6)
million and Rs. (41,283.1)

million (US$ (483.2))
million for the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025, respectively.
Income before income tax expense and income tax expense are substantially all from India.

9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of taxes at the Indian statutory income tax rate, the income tax rate of the Bank’s country of domicile, to income tax expense as reported is as follows:

	Fiscal year ended March 31,
	2023		2024		2025	2025
	(In millions)
Income before income tax expense	Rs.	662,381.8	Rs.	705,459.0	Rs. 861,546.2	US$	10,084.5
Statutory income tax rate		25.17%		25.17%	25.17%		25.17%
Expected income tax expense		166,708.3		177,549.9	216,833.8		2,538.1
Adjustments to reconcile expected income tax to actual tax expense
Interest on income tax refund		(2,204.9)		(4,125.0)	(6,452.8)		(75.5)
Stock-based compensation		1,645.9		(10,645.6)	1,427.1		16.7
Income subject to rates other than the statutory income tax rate		(6.8)		(1,262.0)	(910.8)		(10.7)
Remeasurement of deferred taxes for investment in subsidiaries and affiliates		—		—	(11,503.2)		(134.6)
Special reserve deduction		—		(5,143.2)	(8,053.7)		(94.3)
Unrecognized tax benefit of earlier years including consequential tax credit pursuant to favourable orders received recognised		—		(80,874.4)	(16,515.6)		(193.3)
Other, net		(25.1)		2,327.4	190.1		2.2

Income tax expense	Rs.	166,117.4	Rs.	77,827.1	Rs. 175,014.9	US$	2,048.6

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2024		2025		2025
	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for credit losses	Rs.	43,093.6	Rs.	69,769.8	US$	816.7
Investments		7,704.7		235.4		2.8
Lease liabilities		32,034.7		37,099.8		434.3
Undistributed policyholders earnings account		—		32,960.6		385.8
Employee benefits		4,632.2		4,062.2		47.6
Borrowings		10,714.9		10,468.3		122.5
Stock based compensation		20,166.2		19,009.0		222.5
Others		320.1		734.9		8.6

Deferred tax asset		118,666.4		174,340.0		2,040.8

Taxable temporary differences:
ROU Asset		32,009.3		37,087.5		434.1
Property, plant and equipments		—		5,795.7		67.8
Loan origination cost		7,541.1		9,992.1		117.0
Intangible assets		313,272.2		306,920.5		3,592.7
Investments		53,998.2		92,614.8		1,084.1
Liabilities on policies in force		—		26,315.8		308.0
Others		—		9,438.9		110.5

Deferred tax liability		406,820.8		488,165.3		5,714.2

Net deferred tax asset/ (liability)	Rs.	(288,154.4)	Rs.	(313,825.3)	US$	(3,673.4)

Management believes that the realization of the recognized deferred tax assets is more likely than not and the realization is based on
a combination of reversing taxable temporary differences and expectations as to future income before Income tax expense. On the proposed sale of Bank’s stake in HDBFSL a deferred tax liability has been recognized.

F-
7
0

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total unrecognized tax benefit as of March 31, 2024 and March 31, 2025 is Rs. 22,042.3 million and Rs. 6,717.3 million (US$ 78.6 million), respectively. The major income tax jurisdiction for the Bank is India. The open tax years (first assessment by the taxing authorities) are pending from fiscal year 2019 onwards. However, appeals filed by the Bank are pending with various local tax authorities in India for earlier tax years.
A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Fiscal year ended March 31,
	2023		2024		2025		2025
	(In millions)
Opening balance	Rs.	46,774.3	Rs.	48,792.1	Rs.	22,042.3	US$	258.0
Increase related to acquisition of eHDFC		—		52,980.5		—		—
Decrease related to prior year tax positions		—		(80,874.4)		(16,515.6)		(193.3)
Increase related to current year tax positions		2,017.8		1,144.1		1,190.6		13.9

Closing balance	Rs.	48,792.1	Rs.	22,042.3	Rs.	6,717.3	US$	78.6

The Bank’s total unrecognized tax benefits, if recognized, would reduce the income tax expense by Rs. 22,042.3 million and Rs. 6,717.3 million (US$ 78.6 million) as of March 31, 2024 and March 31, 2025, respectively, and thereby would affect the Bank’s effective tax rate. All of the Bank’s unrecognized tax benefits are presented as unrecognized refund claims.
Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.
2
4
. Stock
Stock-based compensation
The stock-based compensation plans of the Bank are as follows:
Employee Stock Option Scheme (“ESOP”)
The shareholders of the Bank approved in January 2000 Plan “A”, in June 2003 Plan “B”, in June 2005 Plan “C”, in June 2007 Plan “D”, in June 2010 Plan “E”, in June 2013 Plan “F” and in July 2016 Plan “G” of the Employees’ and in August 2024 Plan “H” of the Employee Stock Option Schemes (the “Plans”). The Bank reserved
100.0 million equity shares, with an aggregate nominal value of Rs.100.0 million, for issuance under each Plan “A”, “B” and “C”. Under Plan “D”, the Bank reserved 150.0 million equity shares with an aggregate nominal value of Rs.150.0 million. The Bank reserved 200.0 million equity shares with an aggregate nominal value of Rs. 200.0 million, for issuance under each of Plan “E”, “F” and “G”.
Under Plan H the Bank reserved 95.0 million equity shares with an aggregate nominal value of Rs. 95.0 million.
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
Plan B, Plan C, Plan D, Plan E, Plan F, Plan G and Plan H provide for the issuance of options at the recommendation of the NRC at the closing price on the working day immediately preceding the date when options are granted. For Plan B the price is that quoted on an Indian stock exchange with the highest trading volume during the preceding two weeks, while for Plan C, Plan D, Plan E, Plan F, Plan G and Plan H, the price is that quoted on an Indian stock exchange with the highest trading volume as of the working day preceding the date of grant.
Such options vest at the discretion of the NRC. These options are exercisable for a period following vesting at the discretion of the NRC, subject to a maximum of five years, as set forth at the time of the grant. Presently, there are no stock options issued and outstanding under Plan A to Plan D.

F-
71

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During fiscal year ended March 31, 2023, the NRC approved, under Plan G, the grant of 30,480,145 options (Schemes XXXVIII to XLIV). During fiscal year ended March 31, 2024, the NRC approved, under Plan E, Plan F and Plan G, the grant of 5,075,360, 12,533,590 and 6,775,740 options respectively (Schemes XLV to LV). During fiscal year ended March 31, 2025, the NRC approved, under Plan
G
and Plan
H
, the grant of 573,800 and 22,572,860 options
(Schemes LVI to LIX).
Under the terms of the Amalgamation agreement, upon the completion of the merger of eHDFC in fiscal 2024, 48,559,681 options of equity shares having face value of Rs. 1.0 each were granted to the merged employees as replacement of their options with eHDFC.
Restricted Stock Units (“RSUs”)
On May 14, 2022, the shareholders of the Bank approved the Employees’ Stock Incentive Master Scheme 2022 (“ESIS-2022”). The
Bank reserved 100.0 million equity shares with an aggregate nominal value of Rs.100.0 million, for the grant of Restricted Stock Units (“RSUs”). Grants under ESIS-2022 can be made over a period of four years from the date of approval by the NRC i.e., until May 13, 2026. Under the terms of ESIS-2022, the Bank may issue RSUs, each of which is convertible into one equity share, to employees and whole-time directors of the Bank. ESIS-2022 provides for issuance of RSUs at a face value of Rs.1.0 at the recommendation of the NRC. Such RSUs vest at the discretion of the NRC and are exercisable for a period following the vesting at the discretion of the NRC, subject to a maximum period of four years, as set forth at the time of the grant.
During the fiscal year ended March 31,2023, the NRC approved, under ESIS-2022, the grant of 2,891,000 RSUs (scheme RSU 001 to RSU 003) to the employees of the Bank. During the fiscal year ended March 31, 2024, the NRC approved, under ESIS-2022, the grant of 9,354,224 RSUs (scheme RSU 004 to RSU 006) to the employees of the Bank. During the fiscal year ended March 31, 2025, the NRC approved, under ESIS-2022, the grant of 6,254,575 RSUs (scheme RSU 007 to RSU 009) to the employees of the Bank
Modification of employee stock option schemes
During the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025, there were no modifications to employee stock option schemes.
Assumptions used
The fair value of employee stock option schemes has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

Fiscal years ended March 31,
	2023	2024	2025
Dividend yield	0.51%-0.97%	0.67%-0.71%	0.73%-1.03%
Expected volatility	21.97%-33.50%	21.91%-27.42%	23.30%-27.70%
Risk-free interest rate	6.14%-7.59%	7.21%-7.55%	6.75%-7.24%
Expected term (in years)	2.53-7.25	4.50-7.25	4.49-7.21
The fair value of restricted stock units has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

Fiscal years ended March 31,
	2023	2024	2025
Dividend yield	0.47%-0.75%	0.65%-1.17%	0.77%-1.20%
Expected volatility	23.68%-35.35%	21.32%-35.35%	20.32%-27.55%
Risk-free interest rate	7.07%-7.57%	6.85%-7.18%	6.84%-6.89%
Expected term (in years)	1.0- 4.0	1.0- 4.0	1.0- 4.0
The Bank recognizes compensation expense related to stock-based compensation plans over the requisite service period, generally based on the instruments’ grant-date fair value, reduced by expected forfeitures. Ultimately, the compensation cost for all awards that vest is recognized.

F-
72

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity and other details
Activity in the options available to be granted under the employee stock option scheme is as follows:

	Number of options available to be granted fiscal year ending March 31,
	2023	2024	2025
Options available to be granted, beginning of period	81,992,420	54,214,165	32,491,917
Equity shares allocated for grant under the plan	—	—	95,000,000
Options granted	(30,480,145)	(24,384,690)	(23,146,660)
Forfeited/lapsed	2,701,890	2,662,442	4,476,527

Options available to be granted, end of period	54,214,165	32,491,917	108,821,784

Activity in the RSUs outstanding under the various Employees’ Stock Incentive Master Scheme as of March 31, 2025:

	Number of RSUs available to be granted fiscal year ending March 31,
	2023	2024	2025
RSUs available to be granted, beginning of period	—	97,109,000	87,961,576
Equity shares allocated for grant under the plan	100,000,000	—	—
Options granted	(2,891,000)	(9,354,224)	(6,254,575)
Forfeited/lapsed	—	206,800	734,986

RSUs available to be granted, end of period	97,109,000	87,961,576	82,441,987

Activity in the options outstanding under the employee stock option scheme is as follows:

	Fiscal years ended March 31,
	2023			2024			2025
	Options	Weighted average exercise price		Options	Weighted average exercise price		Options	Weighted average exercise price
Options outstanding, beginning of period	158,106,016	Rs.	1,175.65	151,682,461	Rs.	1,264.86	175,659,424	Rs.	1,307.93
Addition on account of eHDFC merger	—		—	48,559,681		1,124.77	—		—
Granted	30,480,145		1,425.69	24,384,690		1,611.84	23,146,660		1,729.84
Exercised	(34,201,810)		998.73	(46,304,966)		1,133.72	(52,955,047)		1,198.42
Forfeited	(2,175,700)		1,274.53	(2,198,002)		1,363.80	(3,977,478)		1,481.42
Lapsed	(526,190)		1,033.65	(464,440)		1,151.88	(499,049)		1,279.26

Options outstanding, end of period	151,682,461	Rs.	1,264.86	175,659,424	Rs.	1,307.93	141,374,510	Rs.	1,413.25

Options exercisable, end of period	65,124,916	Rs.	1,162.96	98,829,856	Rs.	1,201.65	81,335,537	Rs.	1,279.91
Weighted average fair value of options granted during the year		Rs.	548.11		Rs.	607.28		Rs.	656.66
Activity in the RSUs outstanding under the various Employees’ Stock Incentive Master Scheme is as follows:

	Fiscal years ended March 31,
	2023			2024			2025
	Units	Weighted average exercise price		Units	Weighted average exercise price		Units	Weighted average exercise price
RSUs outstanding, beginning of period	—	Rs.	—	2,891,000	Rs.	1.0	11,721,804	Rs.	1.0
Granted	2,891,000		1.00	9,354,224		1.0	6,254,575		1.0
Exercised	—		—	(316,620)		1.0	(2,355,965)		1.0
Forfeited	—		—	(203,500)		1.0	(683,831)		1.0
Lapsed	—		—	(3,300)		1.0	(51,155)		1.0

RSUs outstanding, end of period	2,891,000	Rs.	1.00	11,721,804	Rs.	1.0	14,885,428	Rs.	1.0

RSUs exercisable, end of period	—	Rs.		376,070	Rs.	1.0	1,207,198	Rs.	1.0
Weighted average fair value of RSUs granted during the year		Rs.	1,382.34		Rs.	1,565.43		Rs.	1,724.68

F-
7
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes information about stock options outstanding as of March 31, 2025:

		As of March 31, 2025
Plan	Range of exercise price	Number of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price

Plan E	Rs. 1,636.9 (or US $ 19.16)	4,793,680	4.96	Rs.	1,636.90
Plan F	Rs. 1,636.9 (or US $ 19.16)	11,490,680	4.94	Rs.	1,636.90
Plan G	Rs. 882.85 to Rs. 1,673.1 (or US $ 10.33 to US $ 19.58)	74,981,293	2.48	Rs.	1,360.69
Plan H	Rs. 1,677.3 to Rs. 1,734.2 (or US $ 19.63 to US $ 20.30)	22,572,860	6.06	Rs.	1,733.15
eHDFC	Rs. 160.79 to Rs. 1,535.27 (or US $ 1.88 to US $ 17.97)	27,535,997	2.58	Rs.	1,139.68
The following summarizes information about RSUs outstanding as of March 31, 2025:

		As of March 31, 2025
Plan	Range of exercise price	Number of shares arising out of units	Weighted average remaining life (years)	Weighted average exercise price
ESIS 2022	Rs. 1.00 (or US$ 0)	14,885,428	2.36	1.00
The intrinsic value, of options exercised during the years ended March 31, 2023, March 31, 2024 and March 31, 2025 at the grant date was 0.5 million,

Rs.
5,249.6
 million and Rs.
7,049.2
 million, respectively, and at the exercise date was Rs.
20,891.2
 million, Rs.
14,548.0
 million and Rs.
33,349.8
 million, respectively. The aggregate intrinsic value as of the grant date and as of March 31, 2025 attributable to options which are outstanding as on March 31, 2025 was Rs.
16,009.7
 million (previous year Rs.
22,732.3
 million) and Rs.
58,662.2
 million (previous year Rs.
28,677.5
 million), respectively. The aggregate intrinsic value as of the grant date and as of March 31, 2025 attributable to options exercisable as on March 31, 2025 was Rs.
15,158.2
 million (previous year Rs.
20,373.6
 million) and was Rs.
44,594.6
 million (previous year Rs.
24,363.8
 million), respectively. Total stock compensation cost recognized for the ESOP’s under these plans was Rs.
13,132.8
 million, Rs.
17,379.5
 million and Rs.
13,878.7

million during the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025, respectively. The tax effect of the stock compensation cost was nil, Rs. 20,166.2 million and Rs. (1,157.2) million during the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025, respectively. The Income tax benefit from options exercised during the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025 is nil, Rs. 5,561.5 and Rs.
 7,041.2
million, respectively. As of March 31, 2025, there were
60,038,973
unvested options (previous year
76,731,732
) with weighted average exercise price of Rs.
1,593.9
(previous year Rs.
1,446.2
) and the aggregate intrinsic value at the grant date and as of March 31, 2025 was Rs.
851.5
 million (previous year Rs.
2,217.7
 million) and Rs.
14,067.6
 million (previous year Rs.
4,197.5
 million), respectively. As of March 31, 2025, the total estimated compensation cost to be recognized in future periods was Rs.
17,782.1
 million. This is expected to be recognized over a weighted average period of
1.9
years.
The intrinsic value, of RSUs exercised during the fiscal year ended March 31, 2024 and
March 31,
2025 at the grant date was 441.6 million and 3,586.4
million, respectively, and at the exercise date was Rs. 458.1 million, and Rs. 4,304.8 million, respectively. The aggregate intrinsic value as of the grant date and as of March 31, 2025 attributable to RSUs which are outstanding as on March 31, 2025 was Rs. 24,360.4 million (previous year Rs. 18,122.0 million) and Rs. 27,198.7 million (previous year Rs. 16,960.3 million), respectively. The aggregate intrinsic value as of the grant date and as of March 31, 2025 attributable to RSUs exercisable as on March 31, 2025 was Rs. 1,854.3 million (previous year Rs. 525.9 million) and Rs. 2,205.8 million (previous year Rs. 544.1 million), respectively. Total stock compensation cost recognized for the RSUs under these plans was Rs. 10,755.2 million (previous year Rs. 2,736.3 million) during the fiscal year ended March 31, 2025. As of March 31, 2025, there were 13,678,230 (previous year 11,345,734) unvested RSUs with weighted average exercise price of Rs.1.0 (previous year Rs. 1.0) and the aggregate intrinsic value at the grant date and as of March 31, 2025 was Rs.

22,506.2 million (previous year Rs. 17,596.1 million) and Rs.

24,992.9 million (previous year Rs. 16,416.1 million), respectively. As of March 31, 2025, the total estimated compensation cost for the RSUs to be recognized in future periods was Rs.

12,379.8 million. This is expected to be recognized over a weighted average period of 1.8 years.
HDFC Life Insurance Company Limited
HDFC Life has granted options of its equity shares to employees under various schemes. The exercise price of the options granted was determined based on the closing price of the shares of the HDFC Life immediately prior to the grant date. In case the shares are listed on more than one stock exchange, the exchange with the highest trading volume is considered.
Total number of outstanding options is 14,049,678 as of March 31, 2025 of which 7,886,415 are exercisable.
HDFC Asset Management Company Limited
HDFC AMC has granted options of its equity shares to employees and directors of company under various schemes. The exercise price of the options granted was based on latest available closing price of the shares of the HDFC AMC on National Stock Exchange of India Limited.

F-74

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total number of outstanding options is 2,018,029 as on March 31, 2025 of which 1,295,700 are exercisable.
HDFC Capital Advisors Limited
HDFC Capital Advisors has granted options of its equity shares to employees under the schemes ESOP-2021. The exercise price of the options granted was determined by an independent valuer appointed by the Board of Directors.
Total
number of outstanding options is 71,678 as on March 31, 2025 of which 71,678 are exercisable.
HDFC Securities Limited
HDFC Securities has granted options of its equity shares to employees and directors under the schemes ESOS-II. The exercise price of the options granted was determined by considering the average price of two independent valuer reports.
Total number of outstanding options is 746,134 as on March 31, 2025 out of which 143,393 are exercisable.
HDB Financial Services Limited
HDB Financial Services has granted options of its equity shares to employees and directors of company under various schemes. The exercise price of the options granted was determined by an independent valuer.
Total number of outstanding options is 8,356,111 as on March 31, 2025 out of which 1,953,960 are exercisable.

F-7
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2
5
. Retirement benefits
Gratuity
In accordance with Indian law, the Bank provides for gratuity, a defined benefit retirement plan, covering eligible employees. The plan provides for lump sum payments to vested employees at retirement, resignation, death while in employment or on termination of employment in an amount equivalent to 15 days’ eligible salary (30 days for eHDFC employees until the date of the merger) payable for each completed year of service. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to funds administered by trustees and managed by insurance companies for amounts notified by said insurance companies, and in respect of certain employees, the Bank makes contributions to a fund set up for the purpose and administered by the board of trustees. The contributions are invested in specific designated instruments as permitted by Indian law. The Bank accounts for the liability for future gratuity benefits using the projected unit cost method based on an actuarial valuation done on March 31 of every year.
The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s consolidated financial statements as of March 31, 2024 and March 31, 2025:

	As of March 31,
	2024		2025		2025
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	11,491.6	Rs.	17,591.9	US$	205.9
On merger of eHDFC		5,421.2		—		—
Service cost		1,968.8		3,213.5		37.6
Interest cost		981.3		1,313.5		15.4
Actuarial(gains)/ losses		(303.0)		611.7		7.2
Benefits paid		(1,968.0)		(1,353.4)		(15.8)

Projected benefit obligation, end of the period		17,591.9		21,377.2		250.3

Change in plan assets:
Fair value of plan assets, beginning of the period		10,916.1		18,951.8		221.8
Fair value of plan assets - Addition on account of acquisition of HDFC Ltd		5,121.2		—		—
Expected return on plan assets		1,036.1		1,283.4		15.0
Actuarial gains/(losses)		2,893.5		237.5		2.8

Actual return on plan assets		3,929.6		1,520.9		17.8
Employer contributions		717.9		1,010.2		11.8

Benefits paid		(1,733.0)		(1,252.9)		(14.7)

Fair value of plan assets, end of the period		18,951.8		20,230.0		236.7

Funded Status	Rs.	1,359.9	Rs.	(1,147.2)	US$	(13.6)

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at Rs. 2,686.8 million. The accumulated benefit obligation as of March 31, 2024 and March 31, 2025 was Rs. 12,858.7 million and Rs. 15,065.6 million, respectively. The vested accumulated benefit obligation as on March 31, 2024 and March 31, 2025 was Rs.
11,691.6 million and Rs. 13,143.1 million, respectively.

F-7
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gratuity cost for the years ended March 31, 2023, March 31, 2024 and March 31, 2025 comprised the following components:

	Fiscal years ended March 31,
	2023		2024		2025		2025
	(In millions)
Service cost	Rs.	1,398.6	Rs.	1,968.8	Rs.	3,213.5	US$	37.6
Interest cost		773.4		981.3		1,313.5		15.4
Expected return on plan assets		(668.2)		(1,036.1)		(1,283.4)		(15.0)
Actuarial (gains)/losses		137.6		(3,196.5)		374.2		4.4

Net gratuity cost	Rs.	1,641.4	Rs.	(1,282.5)	Rs.	3,617.8	US$	42.4

The assumptions used in accounting for the gratuity plan are set out below:

Fiscal years ended March 31,
	2023	2024	2025
(% per annum)
Discount rate ( * )	5.1-7.9	7.2-8.3	6.5-8.1
Rate of increase in compensation levels of covered employees	6.0-11.0	3.0-15.0	4.0-14.0
Rate of return on plan assets	5.1-7.2	6.5-7.4	6.5-7.0
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table

( * )	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.
The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.
The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Fiscal years ending March 31,	Benefit payments
	(In millions)
2026	Rs.	2,788.5
2027		2,389.1
2028		2,262.6
2029		2,085.8
2030		1,969.3
2031 - 2035		8,266.1
The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2025.

F-7
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gratuity contributions of the Bank which are administered by a trust set up for the purpose are managed by two insurance companies, and, in respect of certain employees, the funds are invested by the trust set up for said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investment in equity securities. As of March 31, 2025, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2025
	Funds managed by insurance company (1) ( * )	Funds managed by insurance company (2) ( * )	Funds managed by trust

Government securities	75.2%	44.6%	45.3%
Debenture and bonds	8.6%	13.8%	30.5%
Equity securities	9.9%	39.2%	5.1%
Other	6.3%	2.4%	19.1%

Total	100.0%	100.0%	100.0%

( * )	The data pertaining to plan investment assets measured at fair value by level and total at March 31, 2025 are provided separately.
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

F-7
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s consolidated financial statements as of March 31, 2024 and March 31, 2025:

	As of March 31,
	2024		2025		2025
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs.	1,018.0	Rs.	987.3	US$	11.6
Plan amendment (prior service cost)		—		—		—
Service cost		16.0		28.4		0.3
Interest cost		76.4		71.6		0.8
Actuarial (gains)/losses		(24.6)		274.7		3.2
Benefits paid		(98.5)		(111.7)		(1.3)

Projected benefit obligation, end of the period		987.3		1,250.3		14.6

Change in plan assets:
Fair value of plan assets, beginning of the period		3.0		161.5		1.9
Expected return on plan assets		6.5		10.5		0.1

Actuarial gains/(losses)		8.8		1.3		—

Actual return on plan assets		15.3		11.8		0.1
Employer contributions		241.7		99.9		1.2

Benefits paid		(98.5)		(111.7)		(1.3)

Fair value of plan assets, end of the period		161.5		161.5		1.9

Funded Status	Rs.	(825.8)	Rs.	(1,088.8)	US$	(12.7)

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs. 129.8 million. The accumulated benefit obligation as of March 31, 2024 and March 31, 2025 was Rs. 637.6 million and Rs. 833.9 million, respectively. The vested accumulated benefit obligation as of March 31, 2024 and March 31, 2025 was Rs. 352.4 million and Rs. 545.7 million, respectively.
Net pension cost for the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025 comprised the following components:

	As of March 31,
	2023		2024		2025		2025
	(In millions)
Service cost	Rs.	18.5	Rs.	16.0	Rs.	28.4	US$	0.3
Interest cost		57.3		76.4		71.6		0.8
Expected return on plan assets		(0.4)		(6.5)		(10.5)		(0.1)
Actuarial (gains)/losses		219.2		(33.4)		273.4		3.2

Net pension cost	Rs.	294.6	Rs.	52.5	Rs.	362.9	US$	4.2

9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2023	2024	2025
	(% per annum)
Discount rate ( * )	7.9	7.7	7.2
Rate of increase in compensation levels of covered employees	10.0	7.0	7.0
Rate of return on plan assets	6.5	6.5	6.5
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table.

( * )	Weighted average assumptions used to determine both benefit obligations and net periodic benefit cost.
The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Fiscal years ending March 31,	Benefit payments
	(In millions)

2026	Rs.	106.4
2027		118.6
2028		128.1
2029		184.0
2030		197.2
2031-2035		993.1
The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2025.
The retirement funds of a section of the employees are managed by a trust set up for the purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities and other corporate bonds. The weighted-average asset allocation of said plan assets for the pension benefits as of March 31, 2025 is as follows:

Asset category	Funds managed by trust
Government securities	89.3%
Debenture and bonds	10.7%
Other	—

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 33—Fair value measurements.

F-
80

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2024 and March 31, 2025 are summarized in the table below.

	As of March 31, 2024						As of March 31, 2025
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	859.1	Rs.	—	Rs.	—	Rs.	769.1
Funds managed by insurance company (2)		—		14,478.3		—		—		15,803.1		—
Funds managed by trust
— Government securities		—		1,792.6		—		—		1,799.5		—
— Debenture and bonds		—		1,200.9		—		—		1,131.1		—
— Others		581.9		200.5		—		649.8		238.9		—

Total	Rs.	581.9	Rs.	17,672.3	Rs.	859.1	Rs.	649.8	Rs.	18,972.6	Rs.	769.1

							US$	7.6	US$	222.0	US$	9.0

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2024 and March 31, 2025.

	Funds managed by Insurance companies as of March 31,
	2024		2025		2025
	(In millions)
Particulars
Opening balance	Rs.	864.5	Rs.	859.1	US$	10.1
On merger of eHDFC		25.1		—		—
Realized interest credited to fund		64.0		70.2		0.8
Contribution during the period		70.9		88.6		1.0
Amount paid towards claim		(165.4)		(248.8)		(2.9)

Closing balance	Rs.	859.1	Rs.	769.1	US$	9.0

Superannuation
Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15% for the Managing Director, Executive Directors and for certain employees of eCBoP) to the insurance companies in India, which administer the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and recognizes such contributions as an expense in the year incurred. The Bank incurred Rs. 2,322.0 million, Rs. 3,106.6 million and Rs. 3,576.8 million towards superannuation expense for the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025, respectively.

F-
8
1

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provident fund
In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that, out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 0.015 million, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government-specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 8,238.2 million, Rs. 11,683.9 million and Rs. 12,569.0 million to the Provident Fund Trust and Regional Provident Fund Commissioner for the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025, respectively.
National Pension Scheme
In respect of employees who opt for contribution to the National Pension Scheme, the Bank contributes a certain percentage of the basic salary of employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Bank has no liability other than its contribution, and recognizes such contributions as an expense in the year incurred. The amount contributed being Rs. 78.0 million, Rs. 161.6 million and Rs. 310.0 million to the National Pension Scheme for the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025, respectively.
Compensated absences
The Bank has provided for unutilized leave balances as on March 31, 2025 standing to the credit of each employee on an actuarial valuation conducted by an independent actuary.
2
6
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
82

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
The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2024 and March 31, 2025, together with the fair value on each reporting date.

	As of March 31, 2024
	Notional		Gross Assets		Gross Liabilities		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	7,834,342.2	Rs.	53,970.3	Rs.	63,112.8	Rs.	(9,142.5)
Forward rate agreements		592,414.5		10,071.3		4,514.9		5,556.4
Currency options		223,904.8		588.1		873.2		(285.1)
Currency swaps		493,708.2		11,754.5		4,440.2		7,314.3
Forward exchange contracts		12,125,527.9		32,654.3		36,468.8		(3,814.5)

Total	Rs.	21,269,897.6	Rs.	109,038.5	Rs.	109,409.9	Rs.	(371.4)

	As of March 31, 2025
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs.	10,191,133.7	Rs.	58,654.3	Rs.	48,979.2	Rs.	9,675.1	US$	119,292.2	US$	113.3
Forward rate agreements		615,831.9		15,507.0		5,676.8		9,830.2		7,208.6		115.1
Currency options		291,621.4		1,065.3		1,332.6		(267.3)		3,413.6		(3.1)
Currency swaps		462,773.9		19,180.2		4,360.8		14,819.4		5,417.0		173.5
Forward exchange contracts		12,934,924.7		85,405.6		83,216.7		2,188.9		151,409.6		25.6

Total	Rs.	24,496,285.6	Rs.	179,812.4	Rs.	143,566.1	Rs.	36,246.3	US$	286,741.0	US$	424.4

The Bank has not designated the above contracts as accounting hedges and, accordingly, the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in “other assets” and “accrued expenses and other liabilities”, respectively.
The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net– Derivatives for the fiscal years ended March 31,
	2023		2024		2025		2025
	(In millions)
Interest rate derivatives	Rs.	5,921.5	Rs.	1,762.6	Rs.	19,426.5	US$	227.4
Forward rate agreements		(2.0)		2,089.6		7,407.1		86.7
Currency options		1,200.3		194.0		421.7		4.9
Currency swaps		1,609.1		10,242.9		9,511.0		111.3
Forward exchange contracts		6,637.2		4,269.4		877.9		10.3

Total gains/(losses)	Rs.	15,366.1	Rs.	18,558.5	Rs.	37,644.2	US$	440.6

Offsetting
The following table shows the impact of netting arrangements on derivative financial instruments, repurchase and reverse repurchase agreements that are subject to enforceable master netting arrangements or similar agreements, but are not offset.

F-
8
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

	As of March 31, 2024
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	109,038.5	Rs.	—	Rs.	109,038.5	Rs.	58,377.4	Rs.	15,690.4	Rs.	34,970.7
Securities purchased under agreements to resell		34,178.3		—		34,178.3		—		34,178.3		—
Financial liabilities
Derivative liabilities	Rs.	109,409.9	Rs.	—	Rs.	109,409.9	Rs.	58,377.4	Rs.	24,274.5	Rs.	26,758.0
Securities sold under repurchase agreements		56,541.0		—		56,541.0		—		56,541.0		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

	As of March 31, 2025
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet						Related amounts not offset
	Gross Amounts		Amounts offset		Net amounts reported in the balance sheet		Financial instruments		Financial collateral (1)		Net amount		Net amount
	(In millions)
Financial assets
Derivative assets	Rs.	179,812.4	Rs.	—	Rs.	179,812.4	Rs.	101,801.0	Rs.	17,969.6	Rs.	60,041.8	US$	702.8
Securities purchased under agreements to resell		349,210.7		—		349,210.7		—		349,210.7		—		—
Financial liabilities
Derivative liabilities	Rs.	143,566.1	Rs.	—	Rs.	143,566.1	Rs.	101,801.0	Rs.	10,955.8	Rs.	30,809.3	US$	360.6
Securities sold under repurchase agreements		129,190.0		—		129,190.0		—		129,190.0		—		—

(1)	Comprised of securities and cash collaterals. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

F-8
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees
As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfil its financial or performance obligations. Financial guarantees are obligations to pay a third-party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third-party beneficiary where a customer fails to perform a non-financial
contractual obligation. The tenure of the guarantees issued or renewed by the Bank is normally in line with requirements on a case-by-case
basis as may be assessed by the Bank. The remaining tenure of guarantees issued by the Bank and outstanding ranges from one day to 30.8 years.
The credit risk associated with these products, as well as the operating risks, is similar to those relating to other types of financial instruments.
In accordance with FASB ASC
460-10,
the Bank has recognized a liability of Rs. 9,066.2 million as of March 31, 2024 and of Rs. 11,413.0 million as of March 31, 2025, in respect of guarantees issued or modified.
Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2024		2025		2025
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	610,381.3	Rs.	714,278.7	US$	8,361.0
Performance guarantees		653,452.8		781,152.1		9,143.8
Documentary credits		710,083.8		966,848.6		11,317.4

Total	Rs.	1,973,917.9	Rs.	2,462,279.4	US$	28,822.2

Estimated fair value:
Guarantees	Rs.	(9,066.2)	Rs.	(11,413.0)	US$	(133.6)
Documentary credits		(1,018.9)		(1,462.5)		(17.1)

Total	Rs.	(10,085.1)	Rs.	(12,875.5)	US$	(150.7)

As part of its risk management activities, the Bank continuously monitors the creditworthiness of customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit available to the Bank to reimburse losses realized under guarantees amounted to Rs. 298.5 billion and Rs. 365.6 billion as of March 31, 2024 and March 31, 2025, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.
Undrawn commitments
The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 1,175.5 billion and Rs. 1,222.2 billion (US$ 14.3 billion) as of March 31, 2024 and March 31, 2025, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 9,108.6 billion and Rs. 10,335.6 billion (US$ 121.0 billion) as of March 31, 2024 and March 31, 2025, respectively.
The allowance for credit losses included in accrued expenses and other liabilities on off-balance
sheet credit exposures and undrawn commitments is as follows:

	As of March 31,
	2024		2025	2025
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	5,818.7	Rs. 7,240.5	US$	84.8
Net provision for credit exposures		1,421.8	2,213.2		25.9

Allowance for credit losses, end of the period	Rs.	7,240.5	Rs. 9,453.7	US$	110.7

F-8
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2
7
. Estimated fair value of financial instruments
The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2024 and March 31, 2025, respectively. The estimated fair value amounts as of March 31, 2024 and March 31, 2025 have been measured as of the respective year ends, and have not been re-evaluated
or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair value of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.
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
Trading securities
Trading securities are carried at fair value based on quoted market prices or market observable inputs or significant unobservable inputs.
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
See note 26
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

F-8
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Securities purchased under agreements to resell / Securities sold under repurchase agreements.
Resale and repurchase agreements are classified as Level 2 because they are generally short-dated instruments collateralized by Government securities.
A comparison of the fair value and carrying value of financial instruments is set out below:

	As of March 31, 2024
		Estimated fair value
	Carrying value	Level 1	Level 2		Level 3		Total
	(In millions)
Financial Assets:
Cash and due from banks, and restricted cash	2,086,031.4	2,086,031.4	Rs.	—	Rs.	—	2,086,031.4
Investments held for trading	461,245.3	290,951.1		148,296.2		21,998.0	461,245.3
Investments available for sale debt securities	8,295,487.1	548,944.7		7,608,007.7		138,534.7	8,295,487.1
Securities purchased under agreements to resell	34,178.3	—		34,178.3		—	34,178.3
Loans	26,335,700.9	—		4,988,245.6		21,425,726.3	26,413,971.9
Accrued interest receivable	249,644.5	—		249,592.0		52.5	249,644.5
Separate account assets	955,416.3	808,309.4		147,106.9		—	955,416.3
Other assets	1,942,177.5	24,545.8		1,913,303.2		1,834.8	1,939,683.8
Financial Liabilities :
Interest-bearing deposits	20,688,406.2	—		20,775,875.4		—	20,775,875.4
Non-interest-bearing deposits	3,079,829.4	—		3,079,829.4		—	3,079,829.4
Securities sold under repurchase agreements	56,541.0	—		56,541.0		—	56,541.0
Short-term borrowings	1,313,737.1	—		1,314,424.4		—	1,314,424.4
Accrued interest payable	238,638.8	—		238,638.8		—	238,638.8
Long-term debt	6,648,772.0	—		6,639,457.7		—	6,639,457.7
Accrued expenses and other liabilities	690,851.5	—		688,513.7		2,337.8	690,851.5
Separate account liabilities	955,416.3	—		955,416.3		—	955,416.3
Liabilities on policies in force ( * )	55,544.1	—		55,544.1		—	55,544.1

	As of March 31, 2025
		Estimated fair value
	Carrying value	Level 1	Level 2		Level 3		Total	Carrying value		Estimated fair value
	(In millions)

Financial Assets:
Cash and due from banks, and restricted cash	1,982,929.8	1,982,929.8	Rs.	—	Rs.	—	1,982,929.8	US$	23,211.2	US$	23,211.2
Investments held for trading	625,388.5	340,388.3		250,009.3		34,990.9	625,388.5		7,320.5		7,320.5
Investments available for sale debt securities	9,910,174.3	1,435,936.3		8,360,598.8		113,639.2	9,910,174.3		116,003.4		116,003.4
Securities purchased under agreements to resell	349,210.7	—		349,210.7		—	349,210.7		4,087.7		4,087.7
Loans	28,102,981.8	—		5,801,666.4		22,327,674.8	28,129,341.2		328,959.2		329,267.7
Accrued interest receivable	322,788.9	—		322,729.4		59.5	322,788.9		3,778.4		3,778.4
Separate account assets	1,016,281.4	873,154.4		143,127.0		—	1,016,281.4		11,896.1		11,896.1
Other assets	1,978,448.8	20,404.1		1,950,178.0		2,300.7	1,972,882.8		23,158.7		23,093.6
Financial Liabilities :
Interest-bearing deposits	23,994,357.2	—		24,119,101.2		—	24,119,101.2		280,865.7		282,325.9
Non-interest-bearing deposits	3,116,596.7	—		3,116,596.7		—	3,116,596.7		36,481.3		36,481.3
Securities sold under repurchase agreements	129,190.0	—		129,190.0		—	129,190.0		1,512.2		1,512.2
Short-term borrowings	1,306,013.1	—		1,305,341.6		—	1,305,341.6		15,287.5		15,279.7
Accrued interest payable	258,311.8	—		258,311.8		—	258,311.8		3,023.7		3,023.7
Long-term debt	5,866,163.2	—		5,936,593.3		—	5,936,593.3		68,666.3		69,490.7
Accrued expenses and other liabilities	850,899.0	—		849,510.6		1,388.5	850,899.1		9,960.2		9,960.2
Separate account liabilities	1,016,281.4	—		1,016,281.4		—	1,016,281.4		11,896.1		11,896.1
Liabilities on policies in force ( * )	47,316.6	—		47,316.6		—	47,316.6		553.9		553.9

(*)	The liabilities on policies in force includes only the fair value of contracts that are classified as insurance contract

F-8
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28. Segment information
The segment information reflects how the Managing Director and CEO, who is the chief operating decision maker (CODM), manages the Bank. The CODM reviews actual segment income before income tax to assess performance and decide how to allocate resources. The Bank operates in five reportable segments: wholesale banking, retail banking, insurance services, treasury services and others. The revenue and related expense recognition policies are set out in note 2. Substantially all operations and assets are based in India.
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
Segment income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite cost mix which broadly tracks market-discovered interest rates.
Salaries and staff benefits is a significant expense for our reportable segments.
Non-salaries
and staff benefits includes other expense categories that are consistent with those presented in our consolidated statement of income, such as premises and equipment, depreciation and amortization, administrative and other expense, amortization of intangible assets and (Surplus) / Deficit in P&L transferred to undistributed policyholders earnings account. Claims and benefits paid pertaining to insurance business is a significant expense for our insurance services segment. Segment information for the fiscal years 2023 and 2024 have been revised to reflect these changes. Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated to each segment on the basis of area occupied, number of staff, volume and nature of transactions.

9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized segment information for the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025:

	Fiscal year ended March 31, 2023
	Retail Banking		Wholesale Banking		Treasury Services		Total
	(In millions)
Net interest income/ (expense) (external)	Rs.	474,489.5	Rs.	367,857.6	Rs.	71,641.4	Rs.	913,988.5
Net interest income/ (expense) (internal)		168,806.2		(116,903.5)		(51,902.7)		—
Net interest revenue		643,295.7		250,954.1		19,738.7		913,988.5
Non-interest revenue		252,576.6		42,286.9		(3,477.0)		291,386.5
Less: Provision for credit losses		86,920.2		(12,706.4)		—		74,213.8

Total revenue, net		808,952.1		305,947.4		16,261.7		1,131,161.2
Salaries and staff benefits		(189,302.4)		(8,618.3)		(1,806.1)		(199,726.8)
Other than salaries and staff benefits expense		(243,387.5)		(25,643.4)		(21.7)		(269,052.6)

Total non-interest expense		(432,689.9)		(34,261.7)		(1,827.8)		(468,779.4)

Income before income tax	Rs.	376,262.2	Rs.	271,685.7	Rs.	14,433.9	Rs.	662,381.8

Income tax expense							Rs.	166,117.4

Net income before noncontrolling interest							Rs.	496,264.4

Segment assets:
Segment total assets	Rs.	13,599,750.2	Rs.	9,274,409.1	Rs.	2,881,464.7	Rs.	25,755,624.0

	Fiscal year ended March 31, 2024
	Retail Banking		Wholesale Banking		Treasury Services		Insurance Services		Others		Total
	(In millions)
Net interest income/(expense) (external)	Rs.	624,203.3	Rs.	249,868.7	Rs.	265,306.7	Rs.	86,474.6	Rs.	22,150.1	Rs.	1,248,003.4
Net interest income/(expense) (internal)		178,794.9		65,798.9		(244,593.8)		—		—		—
Net interest revenue		802,998.2		315,667.6		20,712.9		86,474.6		22,150.1		1,248,003.4
Non-interest revenue		276,151.7		24,303.9		11,784.3		418,250.0		8,441.0		738,930.9
Less: Provision for credit losses		118,900.0		14,163.1		—		—		—		133,063.1

Total revenue, net		960,249.9		325,808.4		32,497.2		504,724.6		30,591.1		1,853,871.2
Salaries and staff benefits		(246,954.5)		(23,096.5)		(2,232.5)		(6,105.9)		(10,386.6)		(288,776.0)
Other than salaries and staff benefits expense		(301,798.6)		(61,638.6)		(4,045.7)		(105,692.1)		(4,495.4)		(477,670.4)
Claims and benefits paid pertaining to insurance business		—		—		—		(381,965.8)		—		(381,965.8)
Total non-interest expense		(548,753.1)		(84,735.1)		(6,278.2)		(493,763.8)		(14,882.0)		(1,148,412.2)

Income before income tax	Rs.	411,496.8	Rs.	241,073.3	Rs.	26,219.0	Rs.	10,960.8	Rs.	15,709.1	Rs.	705,459.0

Income tax expense											Rs.	77,827.1

Net income before noncontrolling interest											Rs.	627,631.9
Segment assets:
Segment total assets	Rs.	23,256,928.8	Rs.	13,133,744.0	Rs.	2,731,823.5	Rs.	4,387,398.1	Rs.	608,678.6	Rs.	44,118,573.0

	Fiscal year ended March 31, 2025
	Retail Banking		Wholesale Banking		Treasury Services		Insurance Services		Others		Total		Total
	(In millions)
Net interest income/(expense) (external)	Rs.	956,355.0	Rs.	169,440.6	Rs.	144,728.0	Rs.	133,733.0	Rs.	229.0	Rs.	1,404,485.6	US$	16,440.0
Net interest income/(expense) (internal)		16,464.5		116,723.3		(133,187.8)		—		—		—		—
Net interest revenue		972,819.5		286,163.9		11,540.2		133,733.0		229.0		1,404,485.6		16,440.0
Non-interest revenue		305,210.1		52,654.6		42,448.9		521,983.0		44,726.0		967,022.6		11,319.4
Less: Provision for credit losses		190,309.5		(8,929.4)		—		—		—		181,380.1		2,123.1

Total revenue, net		1,087,720.1		347,747.9		53,989.1		655,716.0		44,955.0		2,190,128.1		25,636.3
Salaries and staff benefits		(263,810.0)		(11,863.1)		(2,249.6)		(8,544.0)		(12,785.0)		(299,251.7)		(3,502.9)
Other than salaries and staff benefits expense		(330,405.2)		(64,844.2)		(386.5)		(93,757.2)		(7,070.0)		(496,463.1)		(5,811.4)
Claims and benefits paid pertaining to insurance business		—		—		—		(532,867.1)		—		(532,867.1)		(6,237.5)

Total non-interest expense		(594,215.2)		(76,707.3)		(2,636.1)		(635,168.3)		(19,855.0)		(1,328,581.9)		(15,551.8)

Income before income tax		493,504.9		271,040.6		51,353.0		20,547.7		25,100.0	Rs.	861,546.2		10,084.5

Income tax expense											Rs.	175,014.9		2,048.6

Net income before noncontrolling interest												686,531.3		8,035.9

Segment assets:
Segment total assets	Rs.	25,660,856.3	Rs.	13,784,529.5	Rs.	3,204,355.4	Rs.	4,917,053.5	Rs.	620,876.4	Rs.	48,187,671.1	US$	564,060.3

F-
90

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2
9
. Commitments and contingencies
Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 2
6
) are as follows:
Capital commitments
The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amounts of contracts remaining to be executed on the capital account as of March 31, 2024 and March 31, 2025 aggregated Rs. 45,346.5 million and Rs. 35,972.8 million, respectively.
Contingencies
The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which primarily include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of March 31, 2025 amounted to Rs. 60,331.1 million (
previous year Rs. 38,498.3 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.
Lease commitments
The Bank is party to operating leases for certain of its office premises and employee residences, with a renewal at the option of the Bank. Operating lease right-of-use
assets and lease liabilities were as follows:

	As of March 31,
	2024		2025		2025
			(In millions)
Right-of-use assets	Rs.	121,302.5	Rs.	142,297.4	US$	1,665.7
Lease liabilities		131,043.0		153,929.8		1,801.8
The total lease expenses were as follows:

	As of March 31,
	2023		2024		2025		2025
	(In millions)
The total minimum lease expense during the year recognized in the consolidated statement of income	Rs.	17,591.4	Rs.	23,245.5	Rs.	27,720.1	US$	324.5
The total operating cash flow for operating lease expenses during the fiscal years ended March 31, 2023, March 31, 2024 and March 31, 2025 was Rs. 16,164.9 million, Rs. 25,447.4 million and Rs. 25,248.2 million (US$ 295.5 million), respectively.

F-
91

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments as of March 31, 2025 were as follows:

Due in fiscal year ending March 31:	Operating leases
	(In millions, except for weighted averages)
2026	Rs.	24,150.2	US$	282.7
2027		23,694.5		277.4
2028		23,148.0		271.0
2029		21,954.8		257.0
2030		20,622.4		241.4
Thereafter		115,524.0		1,352.3

Total lease payments	Rs.	229,093.9	US$	2,681.8
Less: imputed interest		75,164.1		880.0

Total operating lease liabilities	Rs.	153,929.8	US$	1,801.8

Weighted average remaining lease term (in years)		10.2		10.2
Weighted average discount rate		7.25%		7.25%
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
Right-of-use
assets are reported in other assets on the consolidated balance sheets and related lease liabilities are reported in accrued expenses and other liabilities. The amortization of operating lease right-of-use
assets and the accretion of operating lease liabilities are reported together as fixed lease expenses and are included in
“Non-interest
expense- Premises and equipment”. The lease expense is recognized on a straight-line basis over the life of the lease. The lease agreements entered into by the Bank generally have renewal and escalation clauses. These agreements also in general permit the Bank to terminate the lease arrangement within a certain period of notice of termination. The Bank does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that it will exercise them. The Bank has elected to exclude leases with terms of less than one year from the operating lease right-of-use
assets and lease liabilities. The related short-term lease expense is included in
“Non-interest
expense- Premises and equipment”. The Bank accounted for lease-related concessions obtained as a result of the
COVID-19
pandemic in accordance with guidance in Topic 842. As of March 31, 2025, the Bank had additional undiscounted operating lease commitments of
Rs. 385.3
million (US
$
4.5 million), predominantly for premises, with leases which have not yet commenced. These leases are expected to commence by April 2025 and have lease terms ranging from 2 to 21 years.
Reward points
The movement in provision for credit card and debit card reward points as of March 31, 2024 and March 31, 2025 is as follows:

	As of March 31,
	2024		2025		2025
	(In millions)

Opening provision of reward points	Rs.	6,963.2	Rs.	8,635.5	US$	101.0
Provision made during the year		7,921.1		9,335.1		109.3
Utilization/write back of provision		(6,248.8)		(7,496.2)		(87.7)
Effect of change in rate of accrual of reward points		—		—		—

Closing provision of reward points	Rs.	8,635.5	Rs.	10,474.4	US$	122.6

F-
9
2

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30
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
Balances payable to related parties are as follows:

	As of March 31,
	2024						2025
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Balances in non-interest-bearing deposits	Rs.	—	Rs.	2,522.6	Rs.	2,522.6	Rs.	—	Rs.	2,349.0	Rs.	2,349.0	US$	27.5
Balances in interest-bearing deposits		—		4,006.3		4,006.3		—		462.6		462.6		5.4
Accrued expenses and other liabilities		—		—		—		—		110.8		110.8		1.3

Total	Rs.	—	Rs.	6,528.9	Rs.	6,528.9	Rs.	—	Rs.	2,922.4	Rs.	2,922.4	US$	34.2

Balances receivable from related parties are as follows:

	As of March 31,
	2024						2025
	Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Loans	Rs.	—	Rs.	34,504.5	Rs.	34,504.5	Rs.	—	Rs.	28.2	Rs.	28.2	US$	0.3
Other assets		—		1,878.6		1,878.6		—		1,713.7		1,713.7		20.1
Investments available for sale securities		—		28,364.6		28,364.6		—		28,498.1		28,498.1		333.6

Total	Rs.	—	Rs.	64,747.7	Rs.	64,747.7	Rs.	—	Rs.	30,240.0	Rs.	30,240.0	US$	354.0

Purchase of property and equipment from related parties for the fiscal years ended March 31, 2024 and
March 31,
2025
is
nil
 and Rs. 2.9 million respectively.
Purchase and sale of investments from Others for the fiscal year ended March 31, 2025 is nil
(previous year Rs. 316.7 million) and Rs. 10,131.7 million (previous year Rs. 8,859.5 million), respectively. Investments of Others in the Bank’s subordinated debt for the fiscal year ended March 31, 2025 were Rs. 12,191.0 million (previous year Rs. 10,241.0 million).

F-9
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Included in the determination of net income are the following significant transactions with related parties:

	Fiscal year ended March 31,
	2023						2024						2025
	Principal owner		Others		Total		Principal owner		Others		Total		Principal owner		Others		Total		Total
	(In millions)
Non-interest revenue-Fees and commissions	Rs.	5,888.2	Rs.	26,766.6	Rs.	32,654.8	Rs.	1,670.2	Rs.	8,205.3	Rs.	9,875.5	Rs.	—	Rs.	6,996.6	Rs.	6,996.6	US$	81.90
Interest and Dividend revenue		—		0.1		0.1		—		3,242.9		3,242.9		—		732.0		732.0		8.6
Interest expense-Deposits		(95.3)		(606.1)		(701.4)		(30.6)		(115.4)		(146.0)		—		(29.0)		(29.0)		(0.3)
Non-interest expense-Administrative and other		(8,631.1)		(5,524.8)		(14,155.9)		(2,424.6)		(4,140.1)		(6,564.7)		—		(2,179.8)		(2,179.8)		(25.5)
Non-interest expense-Premises and equipment		(15.6)		—		(15.6)		(0.5)		(1.2)		(1.7)		—		(1.2)		(1.2)		—
Interest Expenses-Others		—		—		—		—		(514.7)		(514.7)		—		(856.4)		(856.4)		(10.0)
Non-interest revenue-Others		—		—		—		—		78.0		78.0		—		—		—		—
Other transactions with the Bank’s principal owner are as follows:
During the fiscal years ended March 31, 2024 and March 31, 2025, the Bank purchased loans from the principal owner aggregating Rs.116,320.0 million and nil, respectively. Dividends paid to the principal owner during the fiscal years ended March 31, 2024 and March 31, 2025 were nil and nil,
respectively.
The notional principal amount and the
mark-to-market
gains in respect of foreign exchange and derivative contracts outstanding as of March 31, 2025 was nil (previous year nil) and nil (previous year nil), respectively. During the fiscal year ended March 31, 2025, the Bank issued Guarantees on behalf of its Principal owner and Others for nil (previous year nil) and for Rs. 2.5 million (previous year Rs. 2.5 million), respectively.
For contributions made to provident funds and pension funds set up by the Bank, see note 25—Retirement benefits.
3
1
. Earnings per equity share
A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOP with average outstanding balance of 49,152,741; 52,921,114 and 38,227,099 were excluded from the calculation of diluted earnings per share for the years ended March 31, 2023, March 31, 2024 and March 31, 2025, respectively, as these were anti-dilutive.

	As of March 31,
	2023	2024	2025
Weighted average number of equity shares used in computing basic earnings per equity share	5,565,620,562	7,079,296,055	7,627,641,643
Effect of potential equity shares for stock options outstanding	21,552,766	28,156,373	31,792,463

Weighted average number of equity shares used in computing diluted earnings per equity share	5,587,173,328	7,107,452,428	7,659,434,106

F-9
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2023		2024		2025		2025
Basic earnings per share	Rs.	89.02	Rs.	88.66	Rs.	90.01	US$	1.05
Effect of potential equity shares for stock options outstanding		0.34		0.35		0.38		0.01

Diluted earnings per share	Rs.	88.68	Rs.	88.31	Rs.	89.63	US$	1.04

Basic earnings per ADS	Rs.	267.06	Rs.	265.98	Rs.	270.03	US$	3.15
Effect of potential equity shares for stock options outstanding		1.02		1.05		1.14		0.03

Diluted earnings per ADS	Rs.	266.04	Rs.	264.93	Rs.	268.89	US$	3.12

Dividends
Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after-tax
to a
non-distributable
statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout cannot exceed 35% of net income as calculated under Indian GAAP. Accordingly, the net income reported in these consolidated financial statements may not be fully distributable in that year. Dividends declared for the fiscal years ended March 31, 2023 and March 31, 2024 were Rs. 19.0 per equity share and Rs.19.5 per equity share, respectively.
3
2
. Subsidiaries and Affiliates
a. List of subsidiaries

Name of Entity	Background	Holding % as at March 31, 2025
HDB Financial Services Limited (“HDBFSL”)	A non-deposit taking non-banking finance company	94.9
HDFC Securities Limited (“HSL”)	Offers trading facilities in a range of equity, fixed income and derivative products to its clients	94.8
HDFC Life Insurance Company Limited (“HLIC”)	Lender of long-term life insurance solutions provider in India, offering a range of individual and group insurance solutions	50.3
HDFC Asset Management Company Limited (“HAMC”)	Investment manager to HDFC Mutual Fund	52.5
HDFC Sales Private Limited	Strengthens the marketing and sales efforts by providing a dedicated sales force to sell home loans and other financial products, including public deposits	100.0
HDFC Capital Advisors Limited	Acts as an Investment Manager for Category II Alternative Investment Funds registered with Securities and Exchange Board of India	89.3
HDFC Trustee Company Limited	It provides Trusteeship services to HDFC Mutual Fund	100.0
Griha Investments	Acts as investment manager to HIREF International LLC (the “Fund”) and its Special Purpose Vehicles	100.0
Griha Pte Limited	Private Equity Fund Manager specializing in Real Estate Private Equity Investments in India. It is registered with the Monetary Authority of Singapore as a Fund Management Company	100.0
b. List of affiliates

Name of Entity	Background	Holding % as at March 31, 2025
HDFC ERGO General Insurance Company Limited (“ERGO”)	ERGO offers a complete range of general insurance products.	50.3

F-9
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3
3
. Fair value measurement
FASB ASC 820 Fair Value Measurement defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

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
Trading securities: Trading securities are carried at fair value based on quoted market prices or market observable inputs or significant unobservable inputs.
Equity securities: Marketable securities are measured at fair value.
Non-marketable
equity securities under the measurement alternative are carried at cost plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.
Held to maturity securities: There were no HTM securities as of March 31, 2024 and March 31, 2025.
Separate Account Assets: Separate account assets are carried at fair value based on quoted market prices or market observable inputs.

F-9
6

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
The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2024, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

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
The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2025, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Assets
Trading account securities	Rs.	625,388.5	Rs.	336,658.0	Rs.	253,739.6	Rs.	34,990.9
Securities available-for-sale		9,910,174.3		1,435,936.2		8,360,598.9		113,639.2
Equity securities ( * )		129,984.8		20,404.1		109,013.3		567.4
Separate Account Assets		1,016,281.4		873,154.4		143,127.0		—

Total	Rs.	11,681,829.0	Rs.	2,666,152.7	Rs.	8,866,478.8	Rs.	149,197.5

Total	US$	136,741.5	US$	31,208.6	US$	103,786.5	US$	1,746.4

Liabilities
Liabilities on policies in force		482.9		—		482.9		—

Total	Rs.	482.9	Rs.	—	Rs.	482.9	Rs.	—

Total	US$	5.7	US$	—	US$	5.7	US$	—

(*)	Equity securities classified within other assets.

F-9
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The
following table summarizes certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the fiscal years ended March 31, 2024 and March 31, 2025:

Particulars	As of March 31, 2024
	(In millions)
Beginning balance at April 1, 2023	Rs.	148,435.6
Total gains or losses (realized/unrealized)
— Included in net income		614.5
— Included in other comprehensive income		1,531.8
Purchases/additions		113,003.2
Sales		(619.8)
Issuances		—
Settlements		(101,447.7)
Transfers into Level 3		—
Transfers out of Level 3		(652.6)
Foreign currency translation adjustment		—

Ending balance at March 31, 2024	Rs.	160,865.0

Total amount of gains/ (losses) included in net income attributable to change in unrealized gains/ (losses) relating to assets still held at reporting date	Rs	650.2

Change in unrealized gains/ (losses) for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	1,196.9

Particulars	As of March 31, 2025
	(In millions)
Beginning balance at April 1, 202 4	Rs.	160,865.0
Total gains or losses (realized/unrealized)
— Included in net income		5,864.3
— Included in other comprehensive income		1,351.8
Purchases/additions		65,272.1
Sales		(546.6)
Issuances		—
Settlements		(83,818.7)
Transfers into Level 3		209.6
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2025	Rs.	149,197.5

Total amount of gains/ (losses) included in net income attributable to change in unrealized gains/ (losses) relating to assets still held at reporting date	Rs	5,830.7

Change in unrealized gains/ (losses) for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	433.0

F-9
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
The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2025, segregated by the level of valuation inputs within the fair value hierarchy:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	179,812.4	Rs.	—	Rs.	179,812.4	Rs.	—
Derivative liabilities	Rs.	143,566.1	Rs.	—	Rs.	143,566.1	Rs.	—
3
4
. Risk and uncertainties
The Bank continues to monitor the developments in the ongoing war between Russia and Ukraine (which has entered its third year), the geo-political
conflict between Israel and Hamas and recently with Iran, and the added tensions in the immediate region consequent to the terrorist attack on tourists in Pahalgam in Jammu and Kashmir, which complicates the geopolitical landscape. The tariff announcements by the United States in February 2025 and the retaliatory tariffs by China have led to increased uncertainty in the world markets. The Bank seeks to manage the associated impacts on its customers and business.
3
5
. Subsequent events
i) In its meeting held on April 19, 2025, the Board of Directors of the Bank recommended a dividend of Rs.
22.0 per share for the fiscal year ended March 31, 2025 subject to approval of the shareholders at the next Annual General Meeting to be held. The amount of such dividend aggregated to Rs. 168,348.9 million as of March 31, 2025.
ii) As part of updated regulations relating to NBFCs issued in 2021, the RBI has mandated the listing of so-called “upper layer” NBFCs within three years of such designation. As a result, HDBFSL was required to conduct an initial public offering (“IPO”) and list its equity shares by September 2025, which IPO would include the sale of a portion of the Bank’s stake in HDBFSL. The Board approved the initiation of this process on July 20, 2024. On October 19, 2024, the Board approved the Offer for Sale (“OFS”) of such number of equity shares of face value Rs. 10 each of HDBFSL aggregating up to Rs. 100 billion held by the Bank in the proposed IPO, subject to applicable law, market conditions, receipt of necessary approvals/ regulatory clearances and other considerations. As part of the IPO by HDBFSL, the Bank sold 135.1 million equity shares of HDBFSL at a price of Rs.
 740.0 per equity share, for an aggregate consideration of Rs. 100 billion and HDBFSL raised funds amounting to Rs. 25 billion. Following the IPO, the Bank holds 74.7 percent of the outstanding equity share capital of HDBFSL and HDBFSL continues to be a subsidiary of the Bank, in compliance with the provisions of the applicable regulations. On July 2, 2025, the equity shares of HDBFSL were listed on the BSE Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”).

F-
100

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Limited Memorandum of Association, as amended (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2024)

1.2	HDFC Bank Limited Articles of Association, as amended (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2024)

2.1	HDFC Bank Limited Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))*

2.2	Second Amended and Restated Deposit Agreement among HDFC Bank Limited, JPMorgan Chase Bank, N.A. and all holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to Form F-6 filed on November 9, 2022 (Registration No. 333-175521))

2.3	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4	Composite Scheme of Amalgamation among HDFC Investments Limited, HDFC Holdings Limited, Housing Development Finance Corporation Limited, HDFC Bank Limited and their respective shareholders and creditors as approved by the Board of Directors on April 4, 2022, and by the board of directors of HDFC Limited on April 4, 2022, and as amended from time to time (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2022)

8	List of Subsidiaries of HDFC Bank Limited

11	Share Dealing Code

12.1	Certification of the Managing Director pursuant to Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97	Policy on Clawback of Incentive Compensation (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2024)

101	The following financial information from HDFC Bank Limited’s Annual Report on Form 20-F for the year ended March 31, 2025 is formatted in Inline XBRL: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders’ Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.

104	The cover page for HDFC Bank Limited’s Annual Report on Form 20-F for the year ended March 31, 2025 has been formatted in Inline XBRL.

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
Date: July 14, 2025

S-1