Form 20-F
period 2026-03-31
HDFC BANK LTD
filed 2026-07-29
CIK 1144967

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2026
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
Name: Ajay Agarwal, Company Secretary
Telephone: 91-22-6631-6000
Email: ajay.agarwal2@hdfc.bank.in
Office Address: HDFC Bank Limited; 1st Floor, HDFC House, HT Parekh Marg, 165-166
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
Equity Shares, as of March 31, 2026    15,393,368,328
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
the Exchange Act). Yes ☐ No ☒

i

CROSS REFERENCE SHEET

Form 20-F

	Item Caption	Location
Part I

Item 1	Identity of Directors, Senior Management and Advisors	Not Applicable

Item 2	Offer Statistics and Expected Timetable	Not Applicable

Item 3	Key Information	Risk Factors	46

Item 4	Information on the Company	Business	4

		Selected Statistical Information	103

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	112

		Supervision and Regulation	194

		Additional Information	261

		Exhibit 8

Item 4A	Unresolved Staff Comments	Not Applicable

Item 5	Operating and Financial Review and Prospects	Certain Defined Terms, Basis of Presentation and Exchange Rates	1

		Selected Financial and Other Data	100

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	112

Item 6	Directors, Senior Management and Employees	Business—Employees	40

		Management	149

		Principal Shareholders	185

		Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting Restatements and Recovery of Erroneously Awarded Compensation	147

Item 7	Major Shareholders and Related Party Transactions	Principal Shareholders	185

		Management—Loans to Members of Our Senior Management	174

		Related Party Transactions	187

Item 8	Financial Information	Report of Independent Registered Public Accounting Firm	262

		Consolidated Financial Statements and the Notes thereto	F-1

		Business—Legal Proceedings	41

		Dividend Policy	99

Item 9	The Offer and Listing	Certain Information About Our American Depositary Shares and Equity Shares	92

Item 10	Additional Information	Management	149

		Description of Equity Shares	93

		Dividend Policy	99

		Management’s Discussion and Analysis of Financial Condition and Results of Operations	112

		Taxation	188

		Supervision and Regulation	194

		Exchange Controls	254

		Restrictions on Foreign Ownership of Indian Securities	256

		Additional Information	261

ii

CROSS REFERENCE SHEET

	Item Caption	Location

Item 11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management	31

		Selected Statistical Information	103

Item 12	Description of Securities Other than Equity Securities	Description of American Depositary Shares—Fees and Charges for Holders of American Depositary Shares	97
Part II

Item 13	Defaults, Dividend Arrearages and Delinquencies	Not Applicable

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Management’s Discussion and Analysis of Financial Condition and Results of Operations—FY 2024 Transaction with HDFC Limited	112

		Management’s Discussion and Analysis of Financial Condition and Results of Operations—FY 2026 Bonus Share Issuance	113

Item 15	Controls and Procedures	Management—Controls and Procedures	176

		Management—Management’s Annual Report on Internal Control Over Financial Reporting	177

		Report of Independent Registered Public Accounting Firm—Internal Control Over Financial Reporting	262

Item 16A	Audit Committee Financial Expert	Management—Audit Committee Financial Expert	177

Item 16B	Code of Ethics	Management—Code of Ethics/Conduct	177

Item 16C	Principal Accountant Fees and Services	Management—Principal Accountant Fees and Services	178

Item 16D	Exemption from the Listing Standards for Audit Committees	Not Applicable

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Management’s Discussion and Analysis of Financial Condition and Results of Operations—Purchases of Equity Shares by HDFC Bank and Affiliated Purchasers	148

Item 16F	Changes in or Disagreements with Accountants	Not Applicable

Item 16G	Significant Differences in Corporate Governance Practices	Management—Compliance with NYSE Listing Standards on Corporate Governance	178

Item 16H	Mine Safety Disclosure	Not Applicable

Item 16I	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	Not Applicable

Item 16J	Insider Trading Policies	Management—Insider Trading Policies	184

Item 16K	Cybersecurity	Management’s Discussion and Analysis of Financial Condition and Results of Operations— Cybersecurity	144

Item 17	Financial Statements	Not Applicable

Item 18	Financial Statements	Consolidated Financial Statements and the Notes thereto	F-1

Item 19	Exhibits	Exhibit Index	EI-1

iii

CERTAIN DEFINED TERMS, BASIS OF PRESENTATION AND EXCHANGE RATES

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

Except for a 2.8 percent appreciation in fiscal year 2021 in part due to a weak dollar and robust foreign flows, the rupee has depreciated against the United States dollar each year since 2018. The rupee’s depreciation intensified in fiscal year 2023 due to a sharp increase in U.S. interest rates. With a strong United States dollar and foreign institutional investors (“FII”) outflows, the rupee depreciated by 8.1 percent in fiscal year 2023. The rupee ranged between a high of Rs. 83.20 per US$ 1.00 and a low of Rs. 75.39 per US$ 1.00 during fiscal year 2023. During fiscal year 2024, the rupee traded in a tight range against the United States dollar (trading between Rs. 81.65 and Rs. 83.58 per US$ 1.00) and depreciated by 1.4 percent. Equity flows and investment in debt instruments by FIIs ahead of India’s sovereign debt inclusion in major global bond indices supported the rupee against the United States dollar. With respect to liquidity in the banking system, the RBI also conducted two-way tuning operations (Variable Rate Repos (“VRRs”) and Variable Rate Reverse Repos (“VRRRs”)) of different tenures in 2024 to manage liquidity conditions. During fiscal year 2025, the rupee depreciated by 2.5 percent and traded in the range of Rs. 83.06 and Rs. 87.63 per US$ 1.00. As liquidity deficits started increasing in 2025, the RBI intervened through a combination of USD/INR buy/sell swaps, Open Market Operation (“OMO”) auctions, long-duration VRRs, and daily VRRs. Additionally, total FII investments moderated in fiscal year 2025, pressured by negative net equity flows.

During fiscal year 2026, the rupee depreciated by close to 9 percent, and ranged between a high of Rs. 94.78 per US$ 1.00 and a low of Rs. 84.27 per US$ 1.00. The depreciation was primarily driven by uncertainty related to tariffs applicable to exports from India, FII outflows and higher crude oil prices on account of geopolitical tensions in the Middle East. During fiscal year 2026, the RBI injected liquidity aggregating to approximately Rs. 13.8 trillion through a combination of reductions in the mandated cash reserve ratio, OMO auctions of government securities, USD/INR buy-sell swaps, and long-term repo operations.

Looking ahead, the rupee may remain under depreciation pressure against the U.S. dollar if India’s current account deficit widens due to higher crude oil and other commodity prices. However, any future de-escalation of geopolitical tensions in the Middle East and an improvement in global risk sentiment along with measures by the RBI and the Government could support capital inflows and help limit such pressure.

Although we have translated selected Indian rupee amounts in this document into United States dollars for convenience, this does not mean that the Indian rupee amounts referred to could have been, or could be, converted to United States dollars at any particular rate, the rates stated above, or at all. Unless otherwise stated, all translations from Indian rupees to United States dollars are based on the noon buying rate in the City of New York for cable transfers in Indian rupees at US$ 1.00 = Rs. 93.83 on March 31, 2026. The Federal Reserve Bank of New York certifies this rate for customs purposes on each date the rate is given. The noon buying rate on July 17, 2026 was Rs. 96.28 per US$ 1.00.

FY 2024 Transaction

Our financial statement data for the year ended March 31, 2024 are not fully comparable with our financial statement data for the years ended March 31, 2025 and 2026 because of the occurrence, in fiscal year 2024, of the Transaction (as defined herein). The Transaction was consummated on July 1, 2023 (the “Transaction Effective Date”). As of the Transaction Effective Date:

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

We accounted for the Transaction as a business combination using the acquisition method of accounting under ASC Topic 805, Business Combinations, which requires that the assets acquired and the liabilities assumed be recorded at the date of acquisition at their respective fair values. Our cost of acquiring HDFC Limited was measured by the market value of the shares we issued to HDFC Limited’s former shareholders in connection with the Transaction. The Transaction consideration in excess of the Bank’s interest and HDFC Limited’s net fair value of identifiable assets and liabilities were recognized as goodwill. The information for the year ended March 31, 2024 incorporates the effect of applying the acquisition method of accounting as from July 1, 2023. No acquired business income or cash flows are included in our financial statements prior to that date.

As a result of the Transaction, we reflected two new segments in our U.S. GAAP financial statements: “insurance services”, including long-term life insurance solutions provided via our subsidiary HDFC Life Insurance Company Limited, and “others”, consisting primarily of activities that we carry through HDFC Limited’s other former specialized subsidiaries. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—FY 2024 Transaction with HDFC Limited”.

FY 2026 Bonus Share Issuance

During fiscal year 2026, we issued a stock dividend, which is commonly known as an issuance of bonus shares in India, in the proportion of one equity share for every one equity share held (including ADS holders) as of August 27, 2025, the record date fixed for this purpose (“Bonus Issuance”). The Bonus Issuance was approved by the shareholders of the Bank by a resolution dated August 21, 2025. The Bank allotted 7,677,039,761 equity shares pursuant to the Bonus Issuance. All shares/ADS and per share/ADS information in our financial results reflect the effect of the Bonus Issuance retrospectively. One ADS continues to represent three equity shares. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—FY 2026 Bonus Share Issuance”.

FORWARD-LOOKING STATEMENTS

We have included statements in this report which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements”. Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, our ability to realize certain anticipated benefits of the Transaction, future levels of our non-performing or impaired assets, our growth and expansion, the adequacy of our management of credit risks and our provision/allowance for credit and investment losses, technological changes, the adequacy of our information technology and telecommunication systems, including against cybersecurity threats, negative publicity, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: the war in Iran, involving the United States and Israel, and the escalating regional instability in the Middle East, which have complicated the geopolitical landscape and contributed to significant volatility in oil and energy prices; geopolitical tensions between India and Pakistan, which have increased significantly following the deadly terrorist attack on tourists in Pahalgam in Jammu and Kashmir in April 2025, and have already impacted major treaties and diplomatic relations, with a lingering risk of sudden escalation in military conflict between India and Pakistan; geopolitical tensions between India and China; general economic and political conditions; instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, such as the joint strike launched by the United States and the United Kingdom in Yemen following the Houthis group’s attack on international ships in the Red Sea; the ongoing war between Russia and Ukraine; the geopolitical conflict between Israel and Hamas; military armament or social unrest in any part of India; rising tensions in the South China Sea and the Taiwan Strait, which may disrupt regional trade and supply chains; the monetary and interest rate policies of the RBI; natural calamities, pandemics, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; compliance with and changes in Indian and foreign laws and regulations, including tax, accounting, labor, banking regulations, insurance regulations and securities regulations; increasing cybersecurity threats, including ransomware attacks, data breaches, AI-enabled social engineering, and attacks on critical financial and digital infrastructure; reliance on inaccurate third-party data; the growing risk of climate change and extreme weather events, including floods, heatwaves and storms; disruptions to domestic and global supply chains arising from geopolitical conflicts, trade restrictions, natural disasters or pandemics; workforce-related risks, including talent shortages, the rapid technological change and AI adoption, including in our business; changes in competition and the pricing environment in India; regional or general changes in asset valuations; uncertainties arising out of foreign trade and tariff policies followed by major global economies, such as the United States and China; and concerns about AI developments and governance. For further discussion on the factors that could cause actual results to differ, see “Risk Factors”.

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

We have four principal business activities: retail banking, wholesale banking, treasury services and insurance services. Our retail banking products include deposit products, loans (including housing loans and loans to small and medium enterprises), credit cards, debit cards, third-party mutual funds and insurance products, bill payment services, and other products and services. With respect to wholesale banking, we offer customers a wide range of commercial and transactional banking services, including working capital finance, trade services, transactional services and cash management. We are also a leading provider of structured solutions in India, which combine cash management services with vendor and distributor finance to facilitate supply chain management for our corporate customers. Since completion of the Transaction, we also provide construction finance. Our treasury services segment manages our balance sheet including liquidity and interest rate risks thereon, and include customer-driven services such as advisory services related to foreign exchange and derivative transactions for corporate and institutional customers, supplemented by proprietary trading, including Indian Government securities.

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

Since completion of the Transaction, we provide long-term life insurance solutions via our subsidiary HDFC Life Insurance Company Limited (“HDFC Life”) and a range of general insurance products via our joint venture HDFC ERGO General Insurance Company Limited (“HDFC ERGO”). We also offer a comprehensive suite of savings and investment products via our subsidiary HDFC Asset Management Company Limited (“HDFC AMC”), one of India’s largest mutual fund managers.

Since commencing operations in January 1995, we have grown rapidly, including most recently as a result of the Transaction. As of March 31, 2026, we had 9,689 branches and 21,172 ATMs/Cash Deposit and Withdrawal Machines (“CDMs”) in 4,175 cities and towns and over 100.6 million customers. In addition, as of March 31, 2026, we had 14,400 business correspondents, which were primarily manned by common service centers (“CSCs”). On account of the expansion in our geographical reach and the resultant increase in market penetration, our assets grew from Rs. 44,118.6 billion as of March 31, 2024, to Rs. 48,187.7 billion as of March 31, 2025, and to Rs. 52,621.2 billion as of March 31, 2026. Our net income increased from Rs. 622.7 billion in fiscal year 2024, which included nine months of results post-completion of the Transaction, to Rs. 673.5 billion in fiscal year 2025, and to Rs. 704.8 billion in fiscal year 2026. Our loans and deposits as of March 31, 2024, amounted to Rs. 26,335.7 billion and Rs. 23,768.2 billion, respectively. As of March 31, 2025, they were Rs. 28,103.0 billion and Rs. 27,111.0 billion, respectively, and as of March 31, 2026, they were Rs. 30,993.9 billion and Rs. 31,001.7 billion, respectively.

Notwithstanding our pace of growth, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2026, gross non-performing customer assets as a percentage of gross customer assets was 1.2 percent. Our net customer assets represented 100.9 percent of our deposits and our deposits represented 58.9 percent of our total liabilities and shareholders’ equity as of March 31, 2026. The average non-interest-bearing current accounts and low-interest-bearing savings accounts represented 32.3 percent of average total deposits for the year ended March 31, 2026. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) of 3.8 percent for fiscal year 2026. We had a return on tangible equity (net income as a percentage of average total shareholders’ equity reduced by goodwill and intangible assets) of 13.4 percent for fiscal year 2025 and 12.4 percent for fiscal year 2026. As of March 31, 2026, we had a total capital adequacy ratio (calculated pursuant to the Capital Adequacy Regulations) of 19.7 percent. See “Supervision and Regulation—I. Regulations Governing Banking Institutions— RBI Regulations—Capital Adequacy Requirements.” Our Common Equity Tier I (“CET-I”) ratio was 17.3 percent as of March 31, 2026. See “Risk Factors—Risks Relating to Our Structure and the Transaction—We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Introduction—Certain Factors and Trends Affecting Our Results of Operations.”

Macro-economic Trends

Global Growth

Following the COVID-19 pandemic, in 2023, global growth was 3.2 percent, with stronger growth than anticipated in the United States and several major emerging markets and developing economies. Global growth was 3.3 percent in 2024 according to the IMF, with growth in the United States estimated at 2.8 percent, while growth in China was 5.0 percent. Global growth improved to 3.5 percent in 2025 with growth in the United States estimated at 2.1 percent, while growth in China remained stable at 5.0 percent, according to the IMF. For 2026, the IMF expects global growth to moderate to 3.0 percent from 3.3 percent projected prior to the beginning of the conflict in the Middle East involving Iran, Israel and the United States, with downside risks arising from geopolitical tensions, tighter financial conditions, and elevated commodity prices. GDP growth in the United States is expected to hold up at 2.3 percent while China’s GDP growth is expected to decrease to 4.6 percent.

Indian GDP Growth

For the full fiscal year 2023, India’s GDP growth stood at 7.6 percent. Following reforms and revisions to the calculation of GDP estimates by the National Statistical Office (“NSO”) and Ministry of Statistics and Programme Implementation (“MoSPI”) in India, where the base year was revised to fiscal year 2023 instead of fiscal year 2012, GDP growth stood at 7.2 percent in fiscal year 2024, driven by higher investment and strong manufacturing sector growth. GDP growth remained stable at 7.1 percent in fiscal year 2025, drawing support from services, agriculture and the export sector. In fiscal year 2026, India’s GDP growth improved to 7.7 percent. The improvement was primarily driven by a rebound in consumption demand on account of GST rate cuts and monetary policy easing by the RBI.

Looking forward, the RBI estimates India’s GDP to grow by 6.6 percent in fiscal year 2027, as elevated energy and other commodity prices and shocks to the availability of inputs due to disruptions in the Strait of Hormuz are likely to adversely impact growth. However, sustained momentum in consumption demand, supported by GST rate cuts, and healthy balance sheets of financial institutions and corporates are likely to provide support.

Inflation in India

Consumer Price Index (“CPI”) inflation averaged 5.4 percent for the full fiscal year 2024, moderating compared to 6.6 percent in fiscal year 2023, primarily on account of a favorable base effect caused by high inflation in fiscal year 2023. Inflation further moderated to 4.6 percent in fiscal year 2025, primarily on account of the sharp correction in food prices between November 2024 and March 2025. For fiscal year 2026, inflation averaged 2.1 percent, supported by moderation in food prices and GST rate cuts.

The RBI expects CPI inflation to average 5.1 percent in fiscal year 2027 considering the pressure from higher energy prices. Additional risks that may impact the forecasts primarily relate to a prolonged conflict in the Middle East and the related disruption of energy supplies, and the rising probability of the El Niño climate phenomenon in 2026 that could impact the seasonal rainfall in India, leading to pressure on food prices.

Global and Indian Interest Rates

In 2022 and 2023, major central banks raised interest rates sharply as inflation rose to record levels. The U.S. Federal Reserve increased its policy rate by 525 basis points to 5.25-5.50 percent between March 2022 and July 2023, reaching the highest level since 2007. Similarly, the European Central Bank (“ECB”) raised the policy rate by 450 basis points to 4.0 percent (deposit rate) and the Bank of England (“BoE”) increased the policy rate by 515 basis points to 5.25 percent. With moderating inflation, major central banks (including the ECB, BoE and the U.S. Federal Reserve) started cutting rates in 2024. In 2024, the ECB reduced rates by 100 basis points to 3.0 percent by the end of 2024. Similarly, the BoE reduced policy rates by 50 basis points to 4.75 percent, and the U.S. Federal Reserve also reduced rates by 75 basis points to 4.50-4.75 percent in 2024. In 2025, the U.S. Federal Reserve reduced rates further by 75 basis points, to 3.50-3.75 percent, the ECB reduced rates by 100 basis points to 2.0 percent and the BoE reduced rates by 100 basis points to 3.75 percent. As of the end of June 2026, the BoE and the U.S. Federal Reserve have continued to hold rates at 3.75 percent and 3.50-3.75 percent, respectively, while the ECB increased rates by 25 basis points to 2.25 percent in June 2026. However, the uncertainty regarding the inflation outlook due to developments in the Middle East and rising energy prices has increased the risk of inflation remaining elevated and could push major central banks to adopt a more cautious approach to rate cuts or, as the ECB did in June 2026, consider rate increases.

In India, the RBI raised the policy rate cumulatively by 250 basis points between April 2022 and April 2023, to 6.50 percent and kept the rate unchanged in 2024. The RBI cut rates by 25 basis points in each of its monetary policy meetings in February 2025 and April 2025 and by 50 basis points in June 2025, and again by 25 basis points in December 2025 with the repo rate moving from 6.5 percent in February 2025 to 5.25 percent in December 2025. Since then, the RBI has maintained the repo rate at 5.25 percent at its February 2026, April 2026 and June 2026 meetings.

Capital Spending, Fiscal Deficit and Liquidity in India

In response to the adverse impact of the COVID-19 pandemic and related disruptions, the Government sharply increased its spending. The Government then increased its capital spending plan significantly in fiscal years 2023 and 2024 to support growth, but remained on track for fiscal consolidation. The fiscal deficit stood at 5.6 percent of GDP in fiscal year 2024, decreasing to 4.8 percent of GDP in fiscal year 2025, and further to 4.4 percent in fiscal year 2026 as the Government continued on the path of fiscal consolidation.

In the budget for fiscal year 2027, the Government retained its focus on fiscal consolidation. It plans to spend Rs. 12.2 trillion on capital expenditure, marginally higher than previous years’ budget estimates, with the fiscal deficit targeted at 4.3 percent of GDP. Additionally, the Government also focused on targeting the debt-to-GDP ratio with the objective of bringing the ratio down to 50+/-1 percent by 2031. For fiscal year 2027, the Government has targeted a debt-to-GDP ratio of 55.6 percent compared to 56.1 percent in the previous fiscal year.

The RBI has managed liquidity conditions in line with its monetary stance and underlying macro requirements. The RBI conducted two-way tuning operations (VRRs and VRRRs) of different tenures to manage liquidity conditions in 2024, and preferred to keep the liquidity conditions tight. However, as liquidity deficits started increasing in 2025, the RBI intervened through a combination of USD/INR buy/sell swaps, OMO auctions, long-duration VRRs and daily VRRs, injecting liquidity of approximately Rs. 13.8 trillion in fiscal year 2026 to improve the liquidity situation and improve transmission of policy rate cuts in order to support economic activity.

Household Savings in India

Following reforms and revisions to the calculation of GDP estimates by the NSO and MoSPI in India, where the base year was revised to fiscal year 2023 instead of fiscal year 2012, gross savings in the economy improved to 34.9 percent of GDP in fiscal year 2025, compared with 32.8 and 29.8 percent of GDP in fiscal years 2024 and 2023, respectively. Similarly, gross savings by households increased to 21.7 percent of GDP in fiscal year 2025 from 20.6 and 20.0 percent of GDP in fiscal years 2024 and 2023, respectively. Household savings in physical assets moderated marginally to 13.9 percent of GDP in fiscal year 2025 compared to 14.1 percent of GDP in fiscal years 2024 and 2023. Further, gross savings by households in financial assets moderated marginally to 12.0 percent of GDP in fiscal year 2025 from 12.3 percent and 10.9 percent of GDP in fiscal years 2024 and 2023, respectively.

Net financial savings for households rose to 7.0 percent of GDP in fiscal year 2025 from 5.8 and 5.3 percent of GDP in fiscal years 2024 and 2023, respectively, as household financial liabilities moderated to 4.9 percent of GDP in fiscal year 2025 from 6.6 percent and 6.1 percent of GDP in fiscal years 2024 and 2023, respectively. This was, in part, driven by a moderation in unsecured credit following the RBI’s direction to banks to increase risk weights for unsecured personal loans, credit card receivables and lending to NBFCs in November 2023, with growth in unsecured credit moderating from 28.0 percent in fiscal year 2023 to 23.0 percent in fiscal year 2024, and further to 8.3 percent in fiscal year 2025. Growth increased to 11.3 percent in March 2026, with increased credit demand on account of GST rate cuts.

About Our Bank

HDFC Bank Limited is a listed public limited company that was incorporated in August 1994 under the laws of India and commenced operations as a scheduled commercial bank in January 1995. In 2000, Times Bank Limited merged with us, and in 2008, we acquired Centurion Bank of Punjab Limited (“CBoP”).

Until June 2023, we were part of the HDFC group of companies established by Housing Development Finance Corporation Limited (“HDFC Limited”), formerly a listed public limited company. The Board of Directors of the Bank, at its meeting held on April 4, 2022, approved a composite scheme of amalgamation (the “Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited (the “Amalgamated Subsidiaries”), each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into the Bank (the “Transaction”), which received all the required approvals and became effective from July 1, 2023. The share exchange ratio was 42 equity shares of HDFC Bank Limited (each having a face value of Rs. 1) for every 25 equity shares of HDFC Limited (each having a face value of Rs. 2). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—FY 2024 Transaction with HDFC Limited.”

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

Most of our subsidiaries are incorporated in India. Among our Indian subsidiaries, HDFC Life prepares its financial results in accordance with Indian GAAP, while the others do so in accordance with Indian Accounting Standards. Among our overseas subsidiaries, Griha Investments prepares its financial results in accordance with International Financial Reporting Standards and Griha Pte. Limited prepares its financial results in accordance with the Financial Reporting Standards of Singapore.

•

HDBFSL, a publicly listed non-deposit-taking NBFC in which we hold a 74.6 percent stake, is engaged primarily in the business of retail asset financing. Its total assets and shareholders’ equity as of March 31, 2026 were Rs. 1,227.0 billion and Rs. 195.9 billion, respectively. Its net income before noncontrolling interest was Rs. 26.2 billion for fiscal year 2026. As of March 31, 2026, HDBFSL had 1,730 branches across 1,161 cities in India.

•

HSL, in which we hold a 94.3 percent stake, is primarily in the business of providing brokerage and other investment services. Its consolidated total assets and shareholders’ equity as of March 31, 2026 were Rs. 219.0 billion and Rs. 35.3 billion, respectively. Its consolidated net income before noncontrolling interest was Rs. 9.2 billion for fiscal year 2026. As of March 31, 2026, HSL had 128 branches across more than 100 cities in India.

•

HDFC Life, a publicly listed company in which we hold a 50.2 percent stake, is a leading, long-term life insurance solutions provider in India. HDFC Life’s consolidated total assets and shareholders’ equity as of March 31, 2026, including its subsidiaries, were Rs. 4,028.1 billion and Rs. 179.8 billion, respectively. Its consolidated net income before noncontrolling interest was Rs. 17.9 billion for fiscal year 2026. HDFC Life had 715 branches across India as of March 31, 2026.

•

HDFC AMC, a publicly listed company in which we hold a 52.4 percent stake, is the Investment Manager to HDFC Mutual Fund, one of the largest mutual funds in India, and offers a comprehensive suite of savings and investment products. HDFC AMC’s consolidated total assets and shareholders’ equity as of March 31, 2026, including its subsidiary, were Rs. 99.8 billion and Rs. 92.4 billion, respectively. Its consolidated net income before noncontrolling interest was Rs. 28.6 billion for fiscal year 2026. HDFC AMC had 280 offices as of March 31, 2026.

•

Our subsidiary HDFC Capital Advisors Limited (“HDFC Capital”), in which we hold an 89.7 percent stake, provides long-term equity and mezzanine capital to developers at the land and pre-approval stage predominantly for the development of affordable and mid-income housing in India. Our wholly owned subsidiary HDFC Sales Private Limited (“HSPL”) markets and sells home loans for the Bank, including the distribution of insurance products to the Bank’s customers. Our wholly owned subsidiary HDFC Trustee Company Limited (“HDFC Trustee”) is the trustee company for HDFC Mutual Fund. Our overseas subsidiary Griha Investments (“Griha Investments”) acts as an investment manager to HIREF International LLC and its special purpose vehicles (“SPVs”), while our other overseas subsidiary Griha Pte. Limited (“Griha Pte”) acts as an investment manager to Singapore domiciled funds and their SPVs.

In the Transaction, we also acquired HDFC ERGO, a joint venture in which we hold a 50.3 percent stake, ERGO International AG (one of the insurance entities of the Munich Re Group in Germany) holds a 49.5 percent stake and employees and others hold a 0.2 percent stake. HDFC ERGO offers a range of general insurance products, including motor, health, travel, home and personal accident insurance in the retail space, and property, marine and liability insurance in the corporate space. As of March 31, 2026, HDFC ERGO had a network of 256 branches and 714 digital offices spread across the country. In light of the governance arrangements of HDFC ERGO, we account for this entity under the equity method of accounting under U.S. GAAP. See “Related Party Transactions—HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)”.

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

In relation to the Transaction, the Bank had made applications to the RBI seeking certain forbearances and clarifications regarding the requirements applicable to HDFC Bank, as a combined entity, and its subsidiaries from completion of the Transaction. The RBI has generally granted the requested forbearances and clarifications, which are primarily operational in nature and consistent with applicable regulations. Certain of these forbearances and clarifications require us to satisfy specified conditions within prescribed timelines. For more detail about RBI requirements as they apply to us following completion of the Transaction, see “Risk Factors—Risks Relating to Our Structure and the Transaction—We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs.”

Separately, as part of updated regulations relating to NBFCs issued in 2021, the RBI has mandated the listing of so-called “upper layer” NBFCs within three years of such designation. As a result, HDBFSL undertook an IPO pursuant to which its equity shares were listed on the BSE and the NSE on July 2, 2025. As part of the IPO, we sold equity shares of HDBFSL aggregating to Rs. 100 billion and HDBFSL raised funds amounting to Rs. 25 billion. As of March 31, 2026, we hold 74.6 percent of the outstanding equity share capital of HDBFSL and HDBFSL continues to be a subsidiary of the Bank, in compliance with the provisions of the applicable regulations.

For a list of our subsidiaries, please see Exhibit 8 “List of Subsidiaries of HDFC Bank Limited” of this annual report on Form 20-F.

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

Our Competitive Strengths

We attribute our growth and continuing success to the following competitive strengths:

We have a strong brand presence and extensive reach through a large distribution network

We are focused on offering a comprehensive range of financial products and solutions tailored to meet the diverse needs of our customers. We are driven by our core values: customer focus, operational excellence, product leadership, sustainability, and people. This has helped us grow and achieve our status as one of the largest private sector banks in India, while delivering value to our customers, stakeholders, the Government, employees and the community at large. The Transaction further strengthened our positioning as a financial services conglomerate with the addition of insurance and mutual fund institutions as our subsidiaries. Since then, we have leveraged the significant complementarities between HDFC Bank and HDFC Limited, thereby strengthening the HDFC Bank brand.

We believe HDFC Bank is one of the most trusted and preferred bank brands in India. We were ranked the No. 1 brand in India by Kantar BrandZ Top 100 Most Valuable Indian Brands 2025. We were also acknowledged as the ‘Best Bank in Human Capital Excellence’ in the Business Today-KPMG India’s Best Banks and NBFCs Survey 2024-25, for the ‘Best Performance on Asset Quality (Private Sector - Large Bank)’ at the 3rd ICC Emerging Asia Banking Conclave & Awards, as ‘India’s Best for Premier Banking’ and ‘India’s Safest Private Bank (India)’ at the Euromoney Private Banking Awards 2026, as the ‘Best Private Bank for Customer Service – Asia’ and ‘Best Private Bank – India (Highly Commended)’ at the Global Private Banking Awards 2025 and as ‘India’s Best Bank for SME’ and ‘India’s Best Bank for Homeowners’ at the Euromoney Awards for Excellence 2025. We have capitalized on our strong brand presence by establishing an extensive banking network throughout India, serving a broad range of customers in metro, urban, semi-urban and rural regions. As of March 31, 2026, we had 9,689 branches and 21,172 ATMs/CDMs in 4,175 cities and towns and over 100.6 million customers, and of our total branches, 50.2 percent were in the semi-urban and rural areas. In addition, we had 14,400 business correspondents, which were primarily manned by CSCs. Our extensive branch network is further complemented by our digital platforms, including internet banking, mobile banking, WhatsApp banking and phone banking solutions, to provide our customers with a lifestyle banking experience, which is organized into seven categories: Pay, Save, Invest, Borrow, Shop, Trade and Insure. Our focus is on delivering a highly personalized multi-channel experience to our customers.

We provide a wide range of products and high-quality service to our clients in order to meet their financial needs

Whether in retail banking, wholesale banking, treasury services, or insurance services, we consider ourselves a “one-stop shop” for our customers’ banking and financial needs. We consider our high-quality service offerings to be a vital component of our business and believe in pursuing excellence in execution through multiple internal initiatives focused on continuous improvement. This pursuit of high-quality service and operational execution directly supports our ability to offer a wide range of banking products.

Our retail banking products include deposit products, retail loans (such as vehicle and personal loans), and other products and services, such as private banking, depository accounts, foreign exchange services, distribution of third-party products (such as insurance and mutual funds), bill payments and sale of gold and silver bullion. In addition, we are the largest credit card issuer in India with 26.3 million cards outstanding as of March 31, 2026. Since completion of the Transaction, we are directly engaged in providing housing loans. With respect to wholesale banking, we offer a wide range of commercial and transactional banking services to businesses and organizations of all sizes. Our services include working capital finance, term lending, project finance, trade services, supply chain financing, transactional services, cash management as well as other services. Our product offerings include documentary credits and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products, services such as custodial and clearing bank services and correspondent banking and, since completion of the Transaction, construction finance. We have made significant inroads into the banking consortia of a number of leading Indian corporates, including multinationals. We believe our large scale and low cost of funding enable us to pursue high-quality wholesale financing opportunities competitively and at an advantage compared to our peers. We collect taxes for the Government and act as bankers to companies in respect of issuances of equity shares and bonds to the public. Our NBFC subsidiary, HDBFSL, offers loan and asset finance products including tractor loans, consumer loans and gold loans, as well as business process outsourcing solutions such as form processing, document verification, contact center management and other front- and back-office services. Since completion of the Transaction, we provide long-term life insurance solutions via our subsidiary HDFC Life and a range of general insurance products via our joint venture, HDFC ERGO. We also offer a comprehensive suite of savings and investment products via our subsidiary HDFC AMC, and we provide real estate private equity financing through our subsidiary HDFC Capital.

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

We have achieved strong and healthy financial performance while preserving a stable asset quality during our growth

On account of our superior operational execution, broad range of products, expansion in our geographical reach and the resulting increase in market penetration through our extensive branch network, our assets grew from Rs. 44,118.6 billion as of March 31, 2024, to Rs. 48,187.7 billion as of March 31, 2025 and to Rs. 52,621.2 billion as of March 31, 2026. Our net interest margin was 3.7 percent in fiscal year 2025 and 3.6 percent in fiscal year 2026. Our net interest margins decreased as a result of the Transaction because HDFC Limited had a relatively lower-yielding asset product mix and a relatively higher cost of funds compared to the Bank. However, our cost of funds was marginally lower in fiscal year 2026, compared to fiscal years 2025 and 2024. Our total deposits stood at Rs. 31,001.7 billion as of March 31, 2026 and current and savings account deposits as a percentage of our total deposits were 34.1 percent as of March 31, 2026.

In addition to the significant growth in our assets and net revenue, we remain focused on maintaining a healthy asset quality. We continue to have low levels of non-performing customer assets as compared to the average levels in the Indian banking industry. Our gross non-performing customer assets as a percentage of total customer assets was 1.2 percent as of March 31, 2026. Our net income has increased from Rs. 673.5 billion for fiscal year 2025 to Rs. 704.8 billion for fiscal year 2026. Net income as a percentage of average total shareholders’ equity reduced by goodwill and intangible assets was 13.4 percent in fiscal year 2025 and 12.4 percent in fiscal year 2026 and net income as a percentage of average total tangible assets was 1.7 percent in fiscal year 2025 and 1.6 percent in fiscal year 2026. We believe the combination of strong net income growth, robust deposit-taking, low-cost deposit products and prudent risk management has enabled us to generate attractive returns on capital.

We continue to invest in the advancement of our technology platforms, supporting higher availability, improved processing capacity and expanded digital coverage

Information technology and digital platforms remain central to the Bank’s operating model and continue to support customer engagement, transaction processing, product delivery, operational scalability and regulatory compliance. Our technology strategy is rooted in the ‘Shift-Right’ strategy, which emphasizes modularity, architectural simplification, the decoupling of legacy systems, and the adoption of modern engineering practices. These efforts are intended to improve system resilience, increase agility and enhance our ability to deliver consistent digital experiences across channels.

During fiscal year 2026, we continued to advance our program of modernization, focusing on strengthening core systems, enhancing infrastructure resilience, improving data accessibility and enabling more integrated customer journeys. These investments have supported the Bank’s ongoing shift toward digital-first service delivery and were aligned with the broader objective of improving customer experience, offering digital-native banking products and maintaining a controlled and resilient technology environment.

The Bank has continued to invest in strengthening system availability, increasing automation in operations, and improving monitoring and control frameworks. Capacity planning, infrastructure upgrades and disaster-recovery readiness remain areas of continued focus, and the Bank has progressed enhancements to its Active-Active and cloud-enabled system architecture supporting critical applications. These measures were intended to reinforce operational continuity, reduce dependency on monolithic systems and support the Bank’s expanding digital ecosystem.

The Bank’s technology programs were operationalized in alignment with business strategies based on a structured governance model, enterprise architectural standards and a factory-based delivery model. The factory-based model sets out a framework for a structured and domain-aligned execution process coupled with engineering units that bring together design, engineering and architecture capabilities and allow us to deliver technology platforms in a standardized, scalable and coordinated manner. We believe that continuing to strengthen these foundations is essential for supporting the Bank’s scale, improving customer experience, maintaining resilience in the competitive landscape and continuously enhancing the bank’s regulatory and security posture.

We have an experienced management team supported by established succession planning processes

Our experienced management team is led by Mr. Sashidhar Jagdishan, who has been with our Bank since 1996 and who was appointed Managing Director and Chief Executive Officer of the Bank in October 2020. Formerly our Chief Financial Officer, Mr. Jagdishan was appointed as Change Agent in 2019. He was additionally responsible for legal and secretarial, human resources, corporate communication, infrastructure, administration and corporate social responsibility functions. Effective April 2023, Mr. Kaizad Bharucha, our former Executive Director, was appointed Deputy Managing Director with such appointment being renewed in April 2026 for a period of three years. In connection with the Transaction, Mr. V. Srinivasa Rangan, former Director and Chief Financial Officer of HDFC Limited, was appointed Executive Director of the Bank in November 2023. See also “Management.”

Our leadership team brings together a diversity of talent and a wealth of experience. Many of the members of our management have had a long tenure with us, which gives us a deep bench of experienced managers. They have substantial experience in banking or other industries and share our common vision of excellence in execution. Our management team’s breadth and depth of experience positions us to leverage the competitive strengths we have already developed across our large, diverse and growing branch network and allows our management team to focus on creating new opportunities for our business. Additionally, the experienced leadership team of HDFC Limited has been integrated into our leadership team, ensuring a seamless transition and operation of the business of the former entity. As the world becomes increasingly digital, our management team intends to steer the Bank to leadership in this emerging domain with innovative products and services. See also “Management.”

In support of our leadership team, we maintain a formal succession planning framework for senior management and other key roles, overseen by our Board of Directors and its committees, under which we conduct periodic fit-and-proper assessments of directors and members of senior management and other talent reviews to assess performance, development areas and potential successors, and use an internal job watch and selection process to support leadership continuity and internal mobility.

Our Business Strategy

Our business strategy emphasizes the following elements:

Continue to pursue our Shift Right strategy

Our Shift Right strategy, which is our internal reference transformation framework, continues to be supported by the Bank’s factory-based delivery construct, which integrates design, engineering and architectural capabilities across our core systems, mobile banking, API integration and data engineering. The factory-based delivery model is intended to ensure predictable execution and alignment with architectural standards, enabling the Bank to deploy customer-journey improvements on a scalable and resilient foundation. Shift Right remains a central direction of the Bank’s broader technology transformation, shaping its modernization priorities, digital-channel evolution and the adoption of controlled forms of automation and artificial intelligence.

Generative AI (“GenAI”) Strategy and Platformization

During fiscal year 2026, the Bank progressed its approach to GenAI as a structured and governed capability integrated within its broader technology strategy. The Bank adopted a platform-based approach to GenAI with the goal of ensuring that development, deployment and scaling of use cases occur within a consistent, controlled and auditable framework. This reflects the Bank’s view that GenAI, given its ability to process text, images and documents and operate across multiple domains without extensive retraining, requires a tighter deployment model than conventional automation. To support this approach, the Bank established a unified framework that standardizes engineering practices, embeds governance guardrails and enables reuse of common components across business functions. GenAI initiatives were prioritized around practical use cases in customer experience, operational efficiency and employee productivity, with a focus on measurable outcomes rather than broad-based deployment. Controlled “Lighthouse” programs were used to test, validate and scale these use cases within defined environments, to help ensure that deployments remained aligned with internal risk, regulatory and operational requirements.

The Bank’s platform-led approach to GenAI is intended to provide a disciplined mechanism to scale proven capabilities across domains while maintaining consistency, security and governance. These capabilities are progressively being integrated into the Bank’s broader technology architecture and delivery frameworks, including customer-journey enhancements and platform-level upgrades across core systems and channels.

Neev – Unified GenAI Platform

“Neev” has been developed as the Bank’s central platform for enabling enterprise-wide GenAI adoption. It is designed to provide a secure, unified and governed environment through which GenAI capabilities are developed, tested and deployed. By standardizing core components, controls and reusable building blocks, Neev reduces the need for isolated, project-specific implementations and supports faster development while maintaining consistency across applications.

Neev embeds governance, security and regulatory alignment within the platform design, with the aim of enabling controlled scaling of use cases across business and operational functions. The platform allows teams to build on shared capabilities without recreating foundational controls, thereby reducing duplication and improving development efficiency. As GenAI adoption within the Bank has progressed from initial experimentation to validated use cases, Neev provides the mechanism to scale these capabilities in a structured manner while maintaining alignment with risk-management and control frameworks.

As part of its structured approach to GenAI adoption, the Bank progressed five governed Lighthouse programs that served as controlled execution environments to operationalize automation and intelligence-aided capabilities. These programs were designed with defined outcomes, controlled deployment parameters and clear performance checkpoints to distinguish use cases that can scale from those suited only for limited application. Collectively, the programs span customer servicing, lending, trade processing and retail assets and commercial and retail banking relationship-management workflows.

In Customer Query and Servicing, automation of query handling and intent detection achieved high accuracy levels in key categories for the cards portfolio, with phased expansion to home-loan and rural-banking customer segments. The focus remained on reducing manual intervention and improving response consistency while maintaining established controls.

In Credit Cards Straight-Through Processing, automation increased straight-through processing rates and reduced turnaround for key sub-processes from over eight hours to approximately one minute. Similar improvements were observed in micro, small and medium enterprise (“MSME”) working-capital lending, where turnaround for new-to-bank acquisition improved from approximately 15 days to approximately seven to eight days.

In Trade Processing, automation was extended across additional workflows, including enterprise-wide deployment of an AI-assisted classification tool that achieved accuracy above 80 percent for a key processing task. This resulted in more consistent throughput, fewer manual touchpoints and improved scalability without proportional increases in staffing.

In Retail Assets, automation efforts focused on reducing first-time rejection rates and improving turnaround times across selected sub-processes. Multiple components reached advanced stages of deployment, with impact metrics being monitored to assess readiness for broader rollout.

In Commercial and Rural Banking (CRB) – MSME and Working Capital, working-capital journeys were enhanced through targeted digital improvements, including the Dukandar Overdraft 8.0 upgrade, Shop Analytics, credit lifecycle optimization, data-fix enhancements and AI-driven portfolio campaigns. These capabilities aim to strengthen underwriting signal quality, streamline validations and enable faster and more consistent credit-decision support for MSME customers.

The Bank also assessed that the principles underlying these programs, including process simplification, standardization and disciplined automation, could be applied more broadly across business and operational functions. While GenAI capabilities were directed toward suitably complex use cases, comparable efficiency gains and cycle-time reductions were often achieved through non-GenAI interventions when applied consistently. This approach enabled the Bank to adopt a balanced implementation model, ensuring that technology interventions remain aligned with business priorities and deliver measurable operational outcomes.

While GenAI represents an evolving capability within the Bank’s technology landscape, its impact continues to be supported by the Bank’s underlying investments in data, platforms and digital infrastructure.

Digitization Initiatives

The Bank continued to expand and refine its digital customer journeys across retail, business and corporate segments during fiscal year 2026. The focus remained on reducing friction, lowering turnaround times and increasing straight-through processing across onboarding, servicing and transaction flows. Assisted and unassisted digital journeys continued to mature through enhancements to workflow orchestration and underlying platform capabilities. Conversational and assisted channels also recorded higher levels of digital resolution, contributing to improved service consistency and reduced manual intervention. Key initiatives and platforms launched, enhanced or scaled during fiscal year 2026 that we believe demonstrate our digital strategy include:

•

New Mobile Banking & Net Banking: Our mobile banking and net banking platforms were revamped with phased upgrades aimed at improving performance, accessibility and depth of features. The platforms supported broader digital-journey improvements across onboarding and servicing, and remain one of the Bank’s primary digital channels, with ongoing enhancements to usability, stability and service coverage. The platforms also continued to support a growing share of customer servicing and transaction flows.

•

BankOne (Customer Experience Hub): Our AI/Machine Learning (“ML”)-powered customer engagement platform has transformed our contact center operations by centralizing and streamlining customer interactions. It continues to serve as a key assisted-service channel, integrated with workflow and query-resolution improvements. The platform also supported higher digital-resolution outcomes through improved routing and orchestration.

•

WhatsApp Banking: It is our simple intuitive conversational self-service channel for banking needs. It is maintained as an important conversational interface for customer servicing and contributed to increased digital resolution for routine queries and requests.

•

New public website: Our public website underwent phased modernization as part of the Bank’s channel-upgrade program. It is intended to provide an enhanced web-based servicing layer aligned with the platform-first architecture.

•

PayZapp: This platform continued to evolve as part of the Bank’s consumer digital-payments suite. It supported seamless customer payments and contributed to the expansion of digital transaction volumes.

•	Pixel Cards: This offering supported selected card-related journeys and customer interactions through digital interfaces, while continuing to align with the Bank’s broader card-platform enhancements.

•	SmartWealth: This platform provided a digital interface for investment and wealth-related transactions and continued to support customers through an integrated digital engagement experience.

•

Insurance Orchestration Platform: This platform offered ready integration with insurance products and delivered digital servicing and purchase journeys for select insurance offerings. The platform also supported straight-through interactions within defined product categories.

•

CBX (Corporate NetBanking): This platform supported corporate and institutional clients through digital transactions, payments and reporting capabilities. It continued to align with enhancements in the Bank’s wholesale digital infrastructure.

•

Supply Chain Finance Platform: This platform enabled onboarding, credit processing and transaction flows for supply-chain finance customers and contributed to improvements in operational efficiency and cycle-time reduction.

•

TradeFlow: This platform supported digital processing of trade-finance transactions with improvements in accuracy and workflow throughput and contributed to reduced manual intervention in select trade processes.

•

Dukandar Dhamaka: This platform supported micro-merchant and small business engagement through digital tools and offers, and continued to contribute to the Bank’s broader merchant-focused digital initiatives.

•

SmartHub Vyapar: This platform served as a digital payment and business solution for micro and small merchants, supporting interoperable payments and digital onboarding, and enabled merchants to manage business and banking needs through an integrated platform.

The Bank continues to execute its technology and digital priorities through a structured factory-based delivery model, with distinct enterprise factories aligned to major capability domains. These factories operate under common architectural standards, governance controls and engineering practices, and are intended to support parallel delivery across large-scale programs while maintaining consistency across platforms and channels.

1.

Enterprise Factory, Mumbai: This factory supports large-scale integration programs focused on APIs, microservices and data-engineering capabilities, including components that enable digital payments, customer-experience platforms and data-driven product capabilities. It also contributes to core platform enhancements and the development of reusable service components intended to improve orchestration across engagement channels.

2.

Enterprise Factory, Bengaluru: This factory leads the development and enhancement of digital channels, including mobile and net-banking platforms, and drives modernization across public-facing and relationship-manager applications. It also supports engineering programs related to platform upgrades, user-experience components and integration services that underpin customer-journey improvements.

3.

Enterprise Factory, Gurugram: This factory supports customer-engagement platforms, including orchestration engines and experience layers that enable more consistent interactions across channels. It focuses on platform capabilities that consolidate customer information and support analytics-enabled engagement, including modules intended to aid advisory and servicing functions.

4.

Core Transformation Factory, Mumbai: This factory supports programs that integrate new capabilities into core systems while minimizing disruption to foundational banking infrastructure. Its work includes large-scale integration initiatives, enhancements to core processing modules, and the development of shared components designed to support cross-sell opportunities, product lifecycle changes and credit-related workflows.

The Bank strengthened its regionally distributed delivery model with the launch of the Guwahati Tech & Digital Factory, developed in collaboration with the Government of Assam and leading academic institutions. Conceived as a campus-to-corporate capability center, the facility is designed to equip students from the region with practical digital, analytical and technology-engineering skills relevant to modern banking. Beyond talent development, the center enables local youth to pursue technology careers within the state and supports the region’s growing digital ecosystem. More than 150 students are currently engaged in structured training and internship programs at the facility.

Collectively, these factories are intended to strengthen execution throughput, drive architectural consistency, and support the Bank’s platform-first strategy by enabling coordinated delivery across channels, core platforms, data environments and microservices-based architecture.

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

We also believe that providing our customers with broader access through our digital offerings will expand our reach and ability to capture a larger share of the market. We believe this will position us well to capitalize on the growth in India’s banking and financial services sector, arising from India’s emerging middle class and growing number of bankable households. Our key indigenous digital products such as XCL, Xpress Personal loans, digital loan against shares, and digital loan against mutual funds, among others, enable not only our existing customers but also new-to-bank customers to obtain loans in a seamless manner. We offer digital access to key services, ensuring end-to-end fulfillment of service needs digitally, thereby enhancing customer experience. We believe such initiatives address the needs of the growing population of digital-savvy customers in a frictionless manner, leading to a highly engaged and more loyal customer base. We believe we can also capture an increased market share by expanding our branch footprint, particularly by focusing on rural and semi-urban areas. As of March 31, 2026, we had 9,689 branches and 21,172 ATMs/CDMs in 4,175 cities and towns. In addition, we had 14,400 business correspondents, which were primarily manned by CSCs. Aligned with the Bank’s core value of product leadership, we have significantly strengthened our approach to managing and expanding our retail distribution network. Our expansion strategy follows a focused and data-driven methodology, wherein potential locations are carefully identified with a dual objective: promoting financial inclusion and achieving deeper market penetration. By targeting regions with high business potential, we are systematically increasing our footprint through the addition of new branches and ATMs/CDMs across the country. This strategic expansion is designed to not only enhance accessibility and customer reach but also to drive sustainable growth in market share and overall profitability.

We have grown our housing loan portfolio and enhanced our customer base, benefiting from the strength of our housing loan franchise. We cross-sell our product suite to both our existing customers and new customers, including customers of HDFC Limited that had previously interacted only with HDFC Limited. Almost all our home loan customers have a savings or current account relationship with us. The strength of such relationships with our customers also enables such customers to access our other products such as personal loans, business loans, car loans and gold loans, among others.

Enhance Core Systems Modernization and Infrastructure Resilience

The Bank continued its multi-year investment in strengthening and modernizing its core technology landscape during fiscal year 2026. These efforts are intended to enhance system stability, increase processing capacity, reduce technical debt and support the Bank’s growing digital transaction volumes. Core modernization initiatives focused on infrastructure upgrades, architectural simplification, resilience improvements and the progressive adoption of modular and cloud-enabled components.

System availability remained at high levels during the year, supported by enhancements in monitoring, capacity planning and platform performance tuning. The Bank recorded no capacity-related failures across critical applications, reflecting the maturation of its infrastructure management practices and continued emphasis on proactive capacity planning. Technology obsolescence continued to be managed against defined modernization targets, with legacy platform coverage maintained within the Bank’s internal thresholds.

The Bank’s “Lighten the Core” initiative, a multi-year program aimed at decoupling monolithic legacy applications and transitioning to microservices-based, event-driven architecture, progressed during the year across selected backend systems. This initiative included continued expansion of containerized deployment, the adoption of modular service layers, and the use of event-streaming patterns to reduce dependencies on monolithic workflows. These architectural enhancements are intended to support higher transaction throughput, reduce latency and improve the Bank’s ability to implement incremental changes without impacting core systems.

Infrastructure resilience remained an area of continued prioritization. Active-Active configurations were extended to additional applications, enabling near-real-time data replication and improved failover capability. As of the end of fiscal year 2026, the Bank had implemented Active-Active architecture for 14 critical applications, enabling seamless transition between primary and secondary sites within narrow recovery objectives. Disaster Recovery (“DR”) readiness continued to be reinforced through periodic drills, configuration-drift management and automated failover simulations. DR drills were conducted across all critical platforms during the year, and the Bank continued to improve Recovery Time Objective (“RTO”) and Recovery Point Objective (“RPO”) parameters for high-priority systems.

As part of the Bank’s hybrid-cloud strategy, the Bank maintained its common landing-zone architecture across multiple cloud service providers, intended to support scalable deployment and unified operational governance. This architecture is designed to streamline cloud operations, provide consistent security controls and allow distribution of workloads across cloud environments based on business and performance needs.

During the period, backend platforms across payments, pricing, origination and loan processing continued to be upgraded. These upgrades were intended to support higher volumes, reduce processing times, and maintain performance consistency during peak loads. Infrastructure-level improvements also supported the Bank’s digital-channel expansion, enabling the onboarding of additional concurrency capacity and supporting increased adoption of net-banking and mobile-banking services.

The Bank believes that continued investment in core systems and infrastructure is fundamental to sustaining operational resilience, supporting its growing digital ecosystem and meeting evolving regulatory expectations. These modernization efforts form the foundation for improving customer experience, supporting digital-journey enhancements and enabling future scalability.

In addition to monitoring external developments, the Bank continued to invest in strengthening its internal AI capabilities during the year. The Bank advanced its centralized “Neev” platform, supporting multiple lighthouse programs focused on process re-engineering, productivity gains and enhanced decision-support across selected customer and operational workflows. These investments form part of a broader program to deepen the Bank’s analytical, automation and research capabilities, supported by ongoing work on AI-enabled platforms and the development of additional use cases across core business and support functions.

Going forward, the Bank intends to continue progressing these modernization and resilience initiatives, with a focus on further reducing legacy dependencies, extending cloud-native deployment across additional workloads and enhancing the scalability and reliability of its technology infrastructure to support the Bank’s growth and digital transformation objectives.

Strengthen Data Capabilities and Enhance Digital Channel Performance

The Bank continued to strengthen its data, analytics and digital-delivery capabilities during fiscal year 2026, with a focus on improving data accessibility, supporting intelligence-aided processes and enhancing digital journeys across customer segments. The Bank’s centralized Data Lake House platform remained the primary enterprise data environment and was expanded with additional system onboardings during the year. This platform is designed to reduce data duplication, improve data governance and enhance the accessibility of curated data sets for analytical and operational use.

Digital channels continue to play a central role in customer engagement. During fiscal year 2026, the Bank progressed enhancements to its mobile and net-banking platforms, expanding service functionality and improving usability and performance. The phased rollout of modernized interface components continued with an emphasis on increased security, stability, accessibility and customer-journey consistency. Customer interactions continued to shift toward digital channels, supported by improvements in journey orchestration, process automation and integration across mobile, web and assisted environments.

Delivery of these digital and data-driven initiatives continues to be supported by the Bank’s factory-based execution model. Collectively, the Bank’s data, AI-enablement and digital-journey initiatives are intended to support improved customer experience, strengthen the Bank’s operational foundations and enhance its ability to deliver services at scale through digital channels. These initiatives remain central to the Bank’s broader technology transformation agenda and its platform-first architectural approach.

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

Maintain strong asset quality through disciplined credit risk management

We have maintained high-quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our gross non-performing customer assets as a percentage of gross customer assets was 1.2 percent as of March 31, 2026. We believe we can maintain strong asset quality appropriate to the loan portfolio composition while achieving growth.

Maintain a low cost of funds

We believe we can maintain a relatively low-cost funding base as compared to our competitors, by leveraging our strengths and expanding our base of retail savings and current deposits and increasing the free float generated by transaction services, such as cash management and stock exchange clearing. The strong current and savings account profile that we had prior to the Transaction continues and enables us to tap into a low-cost funding base. We believe that we can additionally tap into the acquired customer base, a significant part of which did not bank with us as of the completion date, and to whom we can offer our low-cost deposit products. Our non-interest-bearing current and low-interest-bearing savings account deposits were 34.1 percent of our total deposits as of March 31, 2026. Our average cost of funds (including equity) was 4.1 percent in fiscal year 2025 and 3.8 percent in fiscal year 2026. HDFC Limited had a relatively higher cost of funds compared to the Bank, resulting in a higher average cost of funds following completion of the Transaction, including fiscal years 2024, 2025 and 2026.

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

With increasing focus on formalizing climate change risk management and enhancing related disclosures, some stakeholders are also placing more emphasis on financial institutions’ actions and investment decisions in respect of ESG matters. We continue to monitor the impacts of climate change risks on our business, including as the result of regulatory developments, changing market practices and the transition to a low-carbon economy, and to accelerate the development of our climate risk management capabilities. Developments in data collection and assessment and methodologies are expected to continue to help improve and enhance our measurement and reporting of climate change risks and financed emissions. We are exploring frameworks to model and assess climate risks. We also continue our efforts to acquire granular data and test tools for climate risk assessments and to adopt suitable methodologies to analyze exposures under different climate scenarios through suitable partnerships—including exploring options to tie up or collaborate with data providers.

The evaluation of environmental and social (“E&S”) risks is also an integral part of our overall credit appraisal and approval process. The ESG Risk Management framework requires an assessment of environmental, health, social, safety and climate change risks, in addition to other risks, as part of the overall credit appraisal process. Thorough E&S due diligence is undertaken for loan proposals above the defined credit exposure thresholds, including direct customer loans (exceeding Rs. 1 billion), wholesale loans (ranging from Rs. 500 million to 1 billion), supply chain finance, offshore and capital market loans (exceeding Rs. 500 million), as well as loans to banks, financial institutions, or NBFCs (exceeding Rs. 500 million). In addition, we are increasingly emphasizing green financing solutions and tailoring the Bank’s portfolio toward climate-sensitive financing and companies with appropriate risk assessment systems and processes.

Our Principal Business Activities

Our principal business activities consist of retail banking, wholesale banking, treasury services and insurance services. The following table sets forth our net revenue, comprising net interest revenue after provision for credit losses and net non-interest revenue attributable to each area for the last three fiscal years:

	Years ended March 31,
	2024			2025			2026
	(in millions, except percentages)
Retail banking	Rs.	960,249.9	51.8%	Rs.	1,087,720.1	49.7%	Rs.	1,236,501.7	US$	13,178.1	53.1%
Wholesale banking		325,808.4	17.6%		347,747.9	15.9%		284,302.5		3,030.0	12.2%
Treasury services		32,497.2	1.8%		53,989.1	2.5%		63,233.7		673.8	2.7%
Insurance services		504,724.6	27.2%		655,716.0	29.9%		692,566.4		7,381.0	29.8%
Others		30,591.1	1.6%		44,955.0	2.0%		50,741.0		540.7	2.2%
Net revenue	Rs.	1,853,871.2	100.0%	Rs.	2,190,128.1	100.0%	Rs.	2,327,345.3	US$	24,803.7	100.0%

We derive almost all of our revenue from our operations in India. Our revenue from our overseas operations is not material.

Retail Banking

Overview

We consider ourselves a one-stop shop for the financial needs of our customers. We provide a comprehensive range of financial products including deposit products, loans, credit cards, debit cards, payment wallets, third-party mutual funds and insurance products, bill payment services and other services. Our retail banking loan products include loans to small and medium enterprises for commercial vehicles, construction equipment and other business purposes. We group these loans as part of our retail banking business considering, among other things, the customer profile, the nature of the product, the differing risks and returns, the market segment, our organization structure and our internal business reporting mechanism. Such grouping ensures optimal utilization and deployment of specialized resources in our retail banking business. Since completion of the Transaction, we are directly engaged in providing housing loans. We also have specific products designed for lower-income individuals through our Sustainable Livelihood Initiative. Through this initiative, we reach out to the unbanked and underbanked segments of the Indian population in rural areas. We actively market our services through our banking outlets and alternate sales channels, as well as through our relationships with automobile dealers and corporate clients. We follow a multi-channel strategy to reach out to our customers, bringing to them choice, convenience and what we believe to be a superior experience. Innovation has been the springboard of growth in this segment and so has a strong focus on analytics and customer relationship management, which we believe has helped us to understand our customers better and offer tailor-made solutions. We further believe that these factors lead to better customer engagement. Our digital platform, HDFC Bank XpressWay, offers a range of products and services digitally. It currently offers over 40 banking products, including loans, credit cards, account opening, investments, pre-approved banking offers as well as multiple value-added services.

As of March 31, 2026, we had 9,689 branches and 21,172 ATMs/CDMs in 4,175 cities and towns. In addition, we had 14,400 business correspondents, which were primarily manned by CSCs. We also provide telephone, internet and mobile banking to our customers. We plan to continue to expand our banking outlet and ATM network as well as our other distribution channels, subject to regulatory guidelines/approvals.

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, housing loans, two-wheeler loans, credit cards and loans against securities. Our retail loans increased from Rs. 21,531.6 billion as of March 31, 2025, to Rs. 23,581.4 billion as of March 31, 2026. These retail loans, of which 18.5 percent were unsecured, constituted 74.7 percent of our gross loans as of March 31, 2026. Apart from our banking outlets, we use our ATMs, telephone banking, internet banking and mobile banking to promote our loan products. We perform our own credit analysis of the borrowers and the value of the collateral if the loan is secured. See “—Risk Management—I. Banking—Credit Management—Retail Credit.” We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments (i.e., transfer of loans which are not in default). In addition to taking collateral, in most cases we obtain debit instructions or Automated Clearing House (“ACH”) transfers through the electronic clearing systems covering repayments at the time a retail loan is made. Our unsecured personal loans, which are not supported by any collateral, are a greater credit risk for us than our secured loan portfolio. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher contracted interest rate since they carry a higher credit risk as compared to secured loans. See also “Risk Factors—Credit Risks—Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance.”

The following table shows the gross book value and percentage share of our retail credit products:

	At March 31, 2026
	Value (in millions)				% of Total Value
Retail Assets:
Auto loans	Rs.	1,685,705.3	US$	17,965.5	7.1
Personal loans/Credit cards		3,625,818.2		38,642.4	15.4
Retail business banking		5,937,084.5		63,274.9	25.2
Commercial vehicle and construction equipment finance		2,054,765.4		21,898.8	8.7
Housing loans		7,464,999.4		79,558.8	31.7
Other retail loans		2,813,070.4		29,980.5	11.9
Total retail loans	Rs.	23,581,443.2	US$	251,320.9	100.0

Auto Loans

We offer loans at fixed interest rates for financing of new and used car purchases, including electric vehicles, which have gained significant popularity in recent years. In addition to our general promotional efforts, we specifically market our offerings at various customer touchpoints such as authorized original equipment manufacturers, dealer showrooms and outlets, authorized direct sales agents and our banking outlets, as well as actively cross-selling these products through other lending businesses of the Bank. We also market our products through outbound and inbound calls with customers, as well as through the bank’s digital touchpoints. Having established our presence in this business over the last two decades, we believe we have consistently been a market leader and are well-equipped to serve the entire automobile ecosystem, including original equipment manufacturers, dealers and end-customers.

Personal Loans and Credit Cards

We offer unsecured loans at fixed rates to salaried individuals, self-employed professionals, small businesses and individual businessmen.

We offer credit cards on VISA, MasterCard, Diners Club and RuPay platforms under the classification of corporate cards, business cards, co-brand cards, premium retail cards and super premium retail cards. We had approximately 23.8 million and 26.3 million cards outstanding (i.e., total credit cards in circulation) as of March 31, 2025 and March 31, 2026, respectively.

We offer easy equated monthly installments (“Easy EMI”) through credit cards and debit cards. Easy EMI is also available at no extra cost across multiple product categories, including offline and online channels under multiple brands.

Our efforts in the payments business are continuously focused on meeting customers’ specific requirements in the most accessible and relevant manner, while simplifying transactions.

The Bank has undertaken measures to strengthen its technology infrastructure and mitigate the risk of service disruptions. These measures include the migration of core data centers in Bengaluru and Mumbai to upgraded facilities, which has enhanced the Bank’s ability to support switchover of more than 130 critical and non-critical applications within defined recovery timelines. We believe such facilities have contributed to improving the scalability and reliability of the Bank’s infrastructure. The Bank has also implemented resilience-orchestration capabilities to support response to emergency situations with reduced recovery time and restoration of business functionalities. In addition, processes for identifying and remediating configuration drift between primary and disaster recovery environments have been strengthened to minimize issues during switchover and switchback events.

We continue to expand the use of Active-Active architecture across key applications to improve availability and resilience. As of March 31, 2026, Active-Active architecture was implemented for 14 critical applications, enabling concurrent data replication across primary and secondary sites and facilitating seamless failover within defined parameters. The Bank has also migrated selected customer-facing and payment applications, including NetBanking, Mobile Banking and IMPS, to cloud environments to support autoscaling and improve failover capability. As part of our hybrid-cloud strategy, we have successfully implemented an industry-first common landing zone across leading cloud service providers (“CSPs”). This creates a secure and streamlined environment for all cloud deployments in the future by leveraging the scalability of cloud systems as needed. It facilitates distribution of workload across multiple CSPs by seamlessly switching between providers, which allows for an uninterrupted service. This streamlined environment also enhances our operations and management practices by providing a unified view of cloud resources, which enables centralized governance, monitoring and tracking.

For more information on our cybersecurity framework and related risks, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Cybersecurity” and “Risk Factors—Technology Risks—A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition”, respectively.

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

Housing Loans

Prior to the Transaction, we provided home loans through an arrangement with our principal shareholder HDFC Limited, under which we sourced loans for HDFC Limited through our distribution channels. The loans were booked by HDFC Limited and we had a right, but not an obligation, to purchase up to 70.0 percent of the home loans sourced under this arrangement. Upon completion of the Transaction, on July 1, 2023, we acquired a housing loan portfolio of Rs. 5,241.9 billion from HDFC Limited. There was a smooth and seamless integration of this business into our Bank. Since completion of the Transaction, we are directly engaged in financing the purchase and construction of residential houses. We offer a wide range of loans at floating interest rates to low-, middle- and high-income salaried and self-employed segments, including professionals, for the financing of housing property purchases through builders and development authorities, resales and own construction, residential plot purchases and construction thereon. We also offer loans to extend or add space to existing homes and to carry out enhancements or renovations of existing homes. We also cater to the affordable housing and rural housing segments. Our primary objective is to enhance the residential housing stock in India through the provision of housing finance in a systematic and professional manner, and to promote home ownership.

In addition to our general promotional efforts, we specifically market our product and customer offerings at various customer touchpoints, such as our banking outlets and authorized direct sales agents, and through other lending businesses of the Bank. We also market our products through outbound and inbound calls with customers, as well as through our digital touchpoints. Our home loan customers also enjoy the benefit of a strong suite of financial products and solutions that the Bank offers, such as credit cards, consumer durable loans, wealth products, and insurance. Having established our presence in this business over four decades, we believe we have consistently been a market leader and are well-equipped to serve the housing finance needs of customers across all segments.

Other Retail Loans

Two-Wheeler Loans

We offer loans for financing the purchase of mopeds, scooters, motorcycles and superbikes, including electric vehicles, which have gained significant popularity in recent years, as the Government continues to promote electric vehicles. We market this product in ways similar to our marketing of automobile loans.

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

Transfer of Loans Which Are Not in Default (Loan Assignments)

We purchase loan portfolios, generally in India, from other banks, financial institutions and financial companies, which are similar to asset-backed securities, except that such loans are not represented by securitization notes. Some of these loans also qualify toward our directed lending obligations.

Agri & Allied Finance

Under Agri & Allied Finance (formerly referred to within the Bank as the Kisan Gold Card scheme), funds are extended to farmers in accordance with the RBI’s Kisan Credit Card scheme, which is aimed at financing agricultural and related credit requirements. Agri & Allied Finance is a credit facility of a specified amount, which is offered to farmers to finance certain requirements, including the production of crops, post-harvest repair and maintenance expenses, miscellaneous consumption needs, and allied agricultural activities, such as, among others, animal husbandry (dairy and poultry) and fisheries. In addition to loans for recurring needs, long-term investment loans are granted for purposes including the purchase of farm machinery, establishing warehouse/logistical facilities and land development activities, such as the digging of tube wells, installation of irrigation sprinklers, construction of post-harvest management infrastructure and community farming assets like custom hiring centers, the purchase of drones, packaging, assaying and sorting and grading units, primary processing centers, and sheds for animals.

Depending on the requirements, various types of facilities are extended under the scheme. These include cash credit, overdrafts, term loans, farm development loans and drop line overdraft limits. The amount of cash credit funding is based on the farmer’s cropping pattern, the amount of land used and the scale of finance for specific crops. With respect to working capital for allied activities (for example, cattle rearing, poultry, fishery), funding is based on the scale of finance and the number of units or acreage, while for term loans it is based on the unit cost of assets proposed to be financed. These facilities are extended to farmers based on the crop grown, harvest cycle, geography and region.

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

Loans Against Gold Jewelry

We offer loans against gold jewelry and ornaments to all customer segments of the Indian diaspora. Gold loans play a crucial role in financial inclusion and allow need-based lending to individuals, entrepreneurs, farmers, and micro businesses in the Indian economy. Such loans are typically offered with different repayment modes, with repayment either at monthly intervals or at maturity. Collateral value is dependent on the market price of the gold and therefore these loans also have margin requirements in the event of a decrease in the value of the gold. Customers may avail themselves of an additional loan in case of an increase in the value of the gold. Lending against gold jewelry is often a last resort for a customer. New businesses without regular cash flows or facing liquidity issues on account of external circumstances beyond their control look at gold loans to tide over their temporary liquidity requirement.

We also offer loans which primarily include loans/overdrafts against time deposits, health care equipment financing loans, tractor loans, education loans and loans to self-help groups.

Retail Deposit Products

Retail deposits provide us with a low-cost, stable funding base and have been a key focus area for us since commencing operations. Retail deposits represented approximately 79.9 percent of our total deposits as of March 31, 2026. The following chart shows the book value of our retail deposits by our various deposit products:

	At March 31, 2026
	Value (in millions)				% of total
Savings	Rs.	6,899,497.4	US$	73,531.9	27.8
Current		2,488,218.5		26,518.4	10.1
Time		15,397,497.5		164,099.9	62.1
Total	Rs.	24,785,213.4	US$	264,150.2	100.0

Our retail account holders have access to the benefits of a wide range of direct banking services, including debit and ATM cards, access to internet banking, phone banking and mobile banking services, access to our growing branch and ATM network, access to our other distribution channels and facilities for utility bill payments and other services. Our retail deposit products include the following:

•	Savings accounts, which are demand deposits, primarily for individuals and trusts.

•

Current accounts, which are non-interest-bearing accounts designed primarily for business customers. Customers have a choice to select from a wide range of product offerings that are differentiated based on minimum average quarterly account balance requirements and the nature of the transactions.

•	Time deposits, which pay a fixed return over a predetermined time period.

Upon completion of the Transaction, on July 1, 2023, deposits aggregating to Rs. 1,571.2 billion were integrated into our deposit base, a major part of which pertained to the retail segment.

As of March 31, 2026, 26.0 percent of our retail deposit customers (managed base) contributed 77.2 percent of our retail deposits.

We also offer special value-added facilities, which provide our customers added value and convenience. These include a savings account that allows for automatic transfers from the savings account to a time deposit account, as well as a time deposit account with an overdraft facility.

Other Retail Services and Products

Debit Cards

We had approximately 59.3 million and 62.8 million debit cards outstanding as of March 31, 2025 and March 31, 2026, respectively. The cards can be used at ATMs, point-of-sale terminals and payment gateways in India and in other countries across the world.

Merchant Acquiring

We provide offline and online acceptance solutions to small, medium and large enterprises for payment acceptance across all form factors like credit and debit cards (Visa/MasterCard/Diners Club/RuPay cards), Unified Payments Interface (“UPI”)/Central Bank Digital Currency, multi-bank EMI, multi-bank internet banking and wallets. We had approximately 5.9 million acceptance points as of March 31, 2026.

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

Mutual Fund Distribution

We are a registered distributor with the Association of Mutual Funds in India (“AMFI”). We engage in distributing mutual fund products to our customers through our staff, who are AMFI certified. We offer units of most large and reputable mutual fund houses in India to our customers. We distribute mutual fund products primarily through our banking platforms, outlets, a Smartwealth mobile application and our wealth relationship managers. We receive trail income on the new business as well as on the existing assets under management.

Insurance Distribution

HDFC Bank is registered as a corporate agent for the solicitation of life, general and health insurance and agricultural insurance business under regulations prescribed by the Insurance Regulatory and Development Authority of India (the “IRDAI”). Currently, we have arrangements with our subsidiary HDFC Life Insurance Company Limited and two other life insurance companies, namely Tata AIA Life Insurance Company Limited and Aditya Birla Sun Life Insurance Company Limited; our joint venture HDFC ERGO General Insurance Company Limited and three other general insurance companies, namely Bajaj Allianz General Insurance Company Limited, ICICI Lombard General Insurance Company Limited and Go Digit General Insurance Company Limited; and two health insurance companies, namely Aditya Birla Health Insurance Company Limited and Niva Bupa Health Insurance Company Limited. We earn commissions on new premium collected, as well as trail income in subsequent years in certain cases while the policy is still in force, from the above life, general and health insurance companies. Our commission income for fiscal year 2026 included fees of Rs. 21,604.2 million in respect of life insurance business and Rs. 12,396.9 million in respect of non-life insurance business.

Bill Payment Services

We are a part of the Bharat Bill Payment System network and offer our customers bill payment services for all utility companies, including water, electricity, gas, mobile postpaid, telephone, broadband, direct-to-home, mobile recharge, FASTag, LPG cylinder, municipal services, cable television, housing society, tax, hospital, subscription, donation, clubs & associations, and internet service providers, financial products such as credit cards, insurance, gold schemes, recurring deposits, loans and mutual funds as well as rent payment and educational billers. We also offer Smartpay (auto pay functionality) for all these bills. We believe this is a valuable convenience that we offer our customers. We offer these services to customers through multiple distribution channels: internet banking, mobile banking, phone banking, Sprinkler, Mycards and Adobe.

Corporate Salary Accounts

We offer corporate salary accounts to employees of corporate and government entities, enabling employees’ salaries to be credited by the entity directly or via the Bank. A salary account is a type of savings account with no minimum balance requirement in lieu of regular salary credits. Benefits, including a premium debit card and complimentary personal accident cover, are provided, among others. We also offer salary accounts tailored for employees of the defense and government sector. As of March 31, 2026, these accounts constituted 28.8 percent of our savings deposits by value.

Non-Resident Indian Services

Non-resident Indians (“NRIs”) are an important target market segment for us given their relative affluence and strong ties with family members in India. Our private and premium banking programs in India are also extended to NRI clients. Relationship managers in India facilitate the banking and investment transactions of our NRI clients. Through our overseas branch in Bahrain, we arrange deposits, bonds, equity, mutual funds, treasury and structured products manufactured by third parties to our NRI clients. Our non-resident deposits amounted to Rs. 2,064.3 billion as of March 31, 2025 and Rs. 2,111.1 billion as of March 31, 2026.

Retail Foreign Exchange

We sell and purchase foreign exchange with retail customers in the form of foreign currency cash, demand drafts, forex cards and wire remittances – both inward and outward. We also carry out foreign currency check collections and purchase of traveler’s checks.

Customers and Marketing

Customers remain at the core of all our marketing initiatives, with customer insights, digital capabilities, and analytics playing a central role in enhancing their overall experience.

We identify and target distinct customer segments for our retail financial services business and leverage brand and digital capabilities, advanced analytics, and AI-led platforms to better understand customer behavior, preferences, and financial needs. These insights enable us to deliver contextual, personalized interventions at scale while offering relevant products and services throughout the customer lifecycle. We use modern marketing and engagement tools to connect with customers through their preferred channels and aim to provide frictionless digital journeys for accessing financial products and services, including loans, deposits, and payment solutions. Digital marketing initiatives are executed at scale and integrated with traditional marketing channels to ensure seamless access to our offerings.

In addition, the Marketing function plays a key role in creating a connected customer experience across physical and digital channels for both Sales and Service through investments in AI, analytics and digital journeys.

The “Infinite Smiles” program further strengthens our customer-centric approach by capturing customer feedback through a closed-loop system that measures customer loyalty and experience. Insights generated through the program drive improvements in products, services, processes, and policies, thereby enhancing customer satisfaction and strengthening long-term customer relationships.

We also have programs that target other specific segments of the retail market. For example, under our private and premium banking programs, the relationship managers distribute mutual funds and insurance products and provide incidental advice related to these products. We also offer a digital investment platform called “HDFC Bank SmartWealth” which provides customers with access to mutual funds, fixed deposits and more, allowing them to manage their investments online conveniently. Customers interested in alternative products (such as fixed income, private equity, alternative investment funds and structures) or services such as succession planning, trust formation and will writing are referred directly to product and service providers where we have referral arrangements. In addition, we participate in the distribution of government bonds and have referral tie-ups with other corporates and asset management companies (“AMCs”) for customers desirous of availing their products and services that synergize with our businesses. Customers seeking investment advisory services are referred to the Bank’s subsidiary HSL (a registered investment adviser regulated under the Securities and Exchange Board of India (Investment Advisers) Regulations, 2013). Our commission income included income from marketing and distribution of Rs. 12,120.6 million for fiscal year 2025 and Rs. 12,624.1 million for fiscal year 2026, which comprised income for displaying publicity materials at our branches or ATMs, commissions on mutual funds, pension and other investment or saving products and sourcing income.

We continue to be strongly committed to financial inclusion programs that extend banking services to underserved populations. Our Sustainable Livelihood Initiative caters to lower-income women to finance their economic activity, livelihood financing and credit counseling. Through these initiatives, we aim to reach the unbanked and underbanked segments of the Indian population and to empower vulnerable and economically weaker sections of the society.

A significant area of impact within our Sustainable Livelihood Initiative is our dedicated focus on supporting women borrowers. Recognizing the pivotal role women play in driving financial stability and socio-economic progress within households and communities, we have built a strong framework to facilitate their growth and independence. This initiative provides women with accessible, collateral-free credit tailored to their livelihood needs, while also equipping them with essential vocational skills, financial literacy, enterprise management capabilities, and ongoing credit counseling.

Wholesale Banking

Overview

We provide our corporate and institutional clients with a wide range of commercial banking products and transactional services.

Our principal commercial banking products include a range of financing products, documentary credits (primarily letters of credit) and bank guarantees, foreign exchange and derivative products, investment banking services and corporate deposit products. Our financing products include loans, overdrafts and credit substitutes, such as commercial paper, debentures, preference shares and other funded products. Our foreign exchange and derivatives products assist corporations in managing their currency and interest rate exposures. We serve them by extending credit as well as by offering banking products and solutions that assist in managing their entire financial business cycle.

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

Our Bank provides a comprehensive suite of platforms tailored to meet the diverse needs of corporate clients. Among these, our Corporate NetBanking platform stands out, offering both the reliable e-Net service and the more recently upgraded CBX platform. Our Trade Platform—Trade on Net (“TON”) facilitates efficient trade transactions. Additionally, our Supply Chain Finance (“SCF”) transaction platform enables digital contract bookings and automated disbursements, streamlining end-to-end SCF transactions for corporate clients. Our Bank has also integrated with all three TReDS platforms.

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

Our principal transactional services include cash management services, capital markets transactional services and correspondent banking services. We provide physical and electronic payment and collection mechanisms to a range of corporations, financial institutions and Government entities. Our capital markets transactional services include custodial services for domestic and foreign institutional investors and clearing bank services for the major Indian stock exchanges and commodity exchanges. In addition, we provide correspondent banking services, including cash management services and funds transfers, to foreign banks and co-operative banks.

Commercial Banking Products

Commercial Loan Products and Credit Substitutes

Our principal financing products are working capital facilities and term loans. Working capital facilities are revolving credits provided to our customers for meeting their working capital requirements that are primarily secured by inventory and accounts receivables. In addition, we also provide a package of working capital financing that may include documentary credits and bank guarantees. Term loans consist of medium- and long-term loans. As of March 31, 2026, over 90.0 percent of our loans are denominated in rupees with the balance being denominated in various foreign currencies, principally the U.S. dollar.

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

	As of March 31,
	2024		2025		2026		2026

	(in millions)
Gross wholesale loans	Rs.	7,202,639.3	Rs.	7,107,245.7	Rs.	8,006,752.2	US$	85,332.6
Credit substitutes:
Commercial paper	Rs.	—	Rs.	—	Rs.	—	US$	—
Non-convertible debentures		131,458.6		161,147.8		272,979.5		2,909.3
Preferred shares		28.3		31.8		43.6		0.5
Total credit substitutes	Rs.	131,486.9	Rs.	161,179.6	Rs.	273,023.1	US$	2,909.8
Gross wholesale loans plus credit substitutes	Rs.	7,334,126.2	Rs.	7,268,425.3	Rs.	8,279,775.3	US$	88,242.4

While we generally lend on a cash flow basis, we also require collateral from a large number of our borrowers. As of March 31, 2026, approximately 67.6 percent of the aggregate principal amount of our gross wholesale loans was secured by collateral and Rs. 2,591.4 billion in aggregate principal amount of loans were unsecured. However, collateral securing each individual loan may not be adequate in relation to the value of the loan. All borrowers must meet our internal credit assessment procedures, regardless of whether the loan is secured. See “ —Risk Management—I. Banking—Credit Management—Wholesale Credit.”

We price our loans based on a combination of our own cost of funds, market rates and benchmarks, the tenor of the loan, our rating of the customer, the overall revenues from the customer and the applicable benchmark. An individual loan is priced on a fixed or floating rate and the pricing is based on a margin that depends on, among other factors, the credit assessment of the borrower. We are required to follow the system requirements related to the interest rate on advances, issued by the RBI from time to time, while pricing our loans. For a detailed discussion of these requirements, see “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Regulations Relating to Loan Origination.”

The RBI requires banks to lend to specific sectors of the economy. For a detailed discussion of these requirements, see “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Directed Lending.”

Bill Collection, Documentary Credits and Bank Guarantees

We provide bill collection, documentary credit facilities and bank guarantees for our corporate customers. Documentary credits and bank guarantees are typically provided on an ongoing basis. The following table sets forth, for the periods indicated, the value of transactions processed with respect to our bill collection, documentary credits and bank guarantees:

	As of March 31,
	2024		2025		2026		2026
			(in millions)
Bill collection	Rs.	11,536,317.1	Rs.	12,614,218.0	Rs.	13,803,799.3	US$	147,115.0
Documentary credits		2,688,235.6		2,835,829.2		3,219,155.2		34,308.4
Bank guarantees		715,671.6		774,917.9		1,037,409.6		11,056.3
Total	Rs.	14,940,224.3	Rs.	16,224,965.1	Rs.	18,060,364.1	US$	192,479.7

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

We enter into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps in the interbank market, broadly to support customer requirements and, to a limited extent, for our own account. The following table presents the aggregate notional principal amounts of our outstanding foreign exchange and derivative contracts with our customers as of March 31, 2024, 2025 and 2026, together with the fair values on each reporting date.

	As of March 31,
	2024				2025				2026				2026
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(in millions)
Interest rate swaps and forward rate agreements	Rs.	3,630,608.3	Rs.	5,326.6	Rs.	5,405,823.4	Rs.	(4,302.0)	Rs.	4,270,974.2	Rs.	4,289.0	US$	45,518.2	US$	45.7
Forward exchange contracts, currency swaps, currency options	Rs.	1,595,889.9	Rs.	(2,204.3)	Rs.	2,020,293.7	Rs.	(2,653.0)	Rs.	2,301,787.6	Rs.	50,257.6	US$	24,531.5	US$	535.6

Investment Banking

Our Investment Banking Group offers services in the equity and debt capital markets. In the equity capital markets business, we concluded five initial public offerings and two institutional placements during fiscal year 2026. We also advised a company in an open offer and acted as a sell-side advisor to another client in an M&A transaction. In the advisory business, we advise clients in the infrastructure, financial services, consumer, industrials and real estate sectors, among others. In the debt capital markets business, we advised on aggregate primary debt issuances of over Rs. 684.8 billion in rupee-denominated corporate bonds across public sector undertakings, financial institutions and our corporate clients, maintaining our position as a top 3 corporate bond arranger in the market for fiscal year 2026 as per Bloomberg data. In the project finance business, we arranged financing for clients across various sectors including telecom, roads, healthcare, energy, real estate and cement.

Wholesale Deposit Products

As of March 31, 2026, we had wholesale deposits aggregating to Rs. 6,216.5 billion, which represented 20.1 percent of our total deposits. We offer both non-interest-bearing current accounts and time deposits. We are permitted to vary the interest rates on our wholesale deposits based on the size of the deposit (for deposits greater than Rs. 30.0 million, provided the rates booked on a day are the same for all customers of that deposit size for that maturity). See “Selected Statistical Information” for further information about our total deposits.

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

We offer a comprehensive suite of traditional and new-age digital banking products and continue to see strong demand for digital services. As part of our digital transformation strategy, we have developed our new-age Corporate Internet Banking as a unified digital banking platform that provides seamless, secure access to cash management services with configurable workflows and real-time processing. Through the platform, we aim to enhance the customer experience, accelerate onboarding, and scale the platform efficiently across segments—reinforcing our position as a leading digital CMS provider in India. While we have been among the leaders in the traditional CMS space, we believe we have now established a similar leadership position in digital cash management, with offerings aligned to evolving customer needs. As of March 31, 2026, approximately 98.6 percent of our transactions are executed electronically, and we are a leading provider of digital banking solutions across customer segments. This shift has enabled us to reduce transaction costs while maintaining focus on our fee and float levels.

Clearing Bank Services for Stock and Commodity Exchanges

We are a clearing bank for the cash and derivatives (“F&O”) segment, currency derivatives, commodity derivatives, securities lending and borrowing and other segments for the National Stock Exchange of India Limited (“NSE”), the BSE Limited, the Multi Commodity Exchange (“MCX”), National Commodity and Derivatives Exchange Limited (“NCDEX”), the Indian Energy Exchange (“IEX”), the Indian Gas Exchange (“IGX”) and Power Exchange India Limited (“PXI”), as well as the exchanges set up in Gujarat International Finance Tec-City (“GIFT City”): NSE International Limited and India International Bullion Exchange IFSC Limited (“IIBX”).

As a clearing bank, we provide the exchanges or their clearing corporations with a means for collecting and making payments as part of settlement obligations to investors through registered brokers and custodians. In addition to benefiting from the current account balances that help reduce our overall cost of funds, we also earn interest, transaction fees and commissions by offering various fund-based and non-fund-based facilities and transactional services to the stock brokers and clearing members. We are also registered as a Trading cum Clearing member of IIBX and support qualified jewelers and suppliers for the facilitation of trade and clearing on IIBX.

Custodial Services

We are registered as a custodian with India’s securities market regulator, the Securities and Exchange Board of India (“SEBI”). As a custodian, we provide custody services to domestic and foreign investors that include domestic mutual funds, portfolio managers, insurance companies, alternative investment funds and Foreign Portfolio Investors (“FPIs”). These services include safekeeping of securities, trade settlement, collection of dividends and interest payments on securities, fund accounting services, securities lending and borrowing and derivatives clearing services for exchange-traded derivative contracts across the equities and currency segments. We are also registered as a designated depository participant (“DDP”) with the SEBI to grant registration to foreign investors for portfolio investments in India as FPIs and foreign venture capital investors.

Our international banking unit, HDFC Bank-IBU, is registered as custodian at the Gujarat International Finance Tec-City International Financial Services Centre (“GIFT IFSC”) with the International Financial Services Centres Authority (“IFSCA”) and provides custody services to clients for securities in GIFT IFSC and overseas securities. Our IBU also acts as custodian for the NSE International Financial Services Centre (“NSE IFSC”) receipts issued against the underlying U.S. securities listed on NYSE or NASDAQ and admitted by the NSE IFSC exchange in GIFT City.

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

Tax Collections and Distribution of Welfare Schemes

Among other banks, we have been appointed by the Government of India to collect direct taxes. In fiscal years 2025 and 2026, we collected Rs. 6,083 billion and Rs. 6,383 billion, respectively, of direct taxes for the Government of India. We are also appointed to collect Goods and Services Tax (“GST”) and other indirect taxes in India. In fiscal years 2025 and 2026, we collected Rs. 5,156 billion and Rs. 6,094 billion, respectively, of such indirect taxes for the Government of India. We also collected Rs. 257 billion as taxes for various state governments in India in fiscal year 2026. We also process e-freight transactions for our customers; volumes processed for fiscal years 2025 and 2026 were Rs. 110 billion and Rs. 126 billion, respectively. We earn a fee from both central and state governments for the tax transactions processed and benefit from the build-up of account balances.

We also disburse funds of various welfare programs of various Government entities to the related agencies or end beneficiaries. We have distributed funds aggregating to Rs. 7,642 billion and Rs. 8,958 billion for fiscal years 2025 and 2026 for Government of India schemes through our accounts. We earn float income from the large deposits garnered for distribution across the various tiers of Government ranging from the state to local governments and the end beneficiaries. Participation in such programs also enables us to target acquisition of deposit accounts of end beneficiaries in semi-urban and rural areas. Additionally, under the National Savings Scheme, the Bank mobilized deposits of approximately Rs. 47 billion and Rs. 69 billion in fiscal years 2025 and 2026, respectively. We hope to expand our range of transactional services by providing more services to Government entities.

Treasury Services

Overview

Our treasury group manages our balance sheet, including our maintenance of reserve requirements and the management of market and liquidity risk. Our treasury group also provides execution services to our corporate and institutional customers with respect to their foreign exchange and derivatives transactions. In addition, our treasury group seeks to optimize profits from our proprietary trading, which is principally concentrated on Indian Government securities.

Our client-based activities primarily facilitate execution of currency spot and forward foreign exchange contracts and derivatives for our corporate and institutional customers. Our primary customers are multinational corporations, large- and medium-sized domestic corporations, financial institutions, banks and public sector undertakings. We also enter into foreign exchange contracts with some small companies and NRIs.

The following describes our activities in the foreign exchange and derivatives markets, domestic money markets and the debt securities desk and equities market. See also “ —Risk Management” for a discussion of our management of market risk.

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

The following table sets out the aggregate notional principal amounts of our outstanding foreign exchange and derivative interbank contracts as of March 31, 2024, 2025 and 2026, together with the fair values on each reporting date:

	As of March 31,
	2024				2025				2026				2026
	Notional		Fair Value		Notional		Fair Value		Notional		Fair Value		Notional		Fair Value
	(In millions)
Interest rate swaps and forward rate agreements	Rs.	4,796,148.5	Rs.	(8,912.7)	Rs.	5,401,142.1	Rs.	23,807.3	Rs.	4,746,093.6	Rs.	(27,532.2)	US$	50,581.8	US$	(293.4)
Forward exchange contracts, currency swaps, currency options	Rs.	11,247,250.9	Rs.	5,419.0	Rs.	11,669,026.4	Rs.	19,394.0	Rs.	20,356,719.8	Rs.	18,915.8	US$	216,953.2	US$	201.6

Domestic Money Market and Debt Securities Desk

Our principal activity in the domestic money market and debt securities market is to ensure that we comply with our reserve requirements including the Liquidity Coverage Ratio (“LCR”). These consist of a cash reserve ratio, which we meet by maintaining balances with the RBI, and a statutory liquidity ratio, which we meet by purchasing Indian Government securities. See also “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Legal Reserve Requirements.” The Bank meets the LCR requirement by maintaining an adequate level of high-quality liquid assets, consisting mainly of Government securities, above its mandated statutory requirements. Our average liquidity coverage ratio for the three months ended March 31, 2026 was 113.54 percent on a consolidated basis, while the regulatory requirement applicable to such period was 100.0 percent. See also “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Regulations on Asset Liability Management.” Our local balance sheet desk primarily deals in Indian Government securities for our own account. We also participate in the interbank call deposit market and engage in limited trading of other debt instruments.

Equities Market

We trade in a selected list of equities of Indian companies for our own account as part of the equity trading portfolio of our treasury operations, which are specified in the approved list of equity universe that is reviewed at least on a quarterly basis or on a need-based basis as mandated in our internal policy. As of March 31, 2026, we had an internal aggregate approved limit of Rs. 1,700 million for proprietary equity trading, which included Rs. 850 million (defined as a sub-limit of the aggregate approved limit) for primary purchases of equity investments for proprietary trading and Rs. 340 million (defined as a sub-limit of the aggregate approved limit) for investment in equity mutual funds for proprietary trading with requisite approvals. We set limits on the amount invested in any individual company as well as a stop-loss trigger level and a value-at-risk limit for the proprietary equity trading portfolio. Our exposure as of March 31, 2026 was within these limits.

In addition, we had long-term and strategic investments in equities and equity-linked instruments within the Board-approved quantum for such investments. All such investments are carried out after review and approval of the proposal by the investment committee and the Board, if applicable.

Insurance Services

Since completion of the Transaction, we provide a wide range of life insurance products and services through our subsidiary HDFC Life, which is listed on Indian stock exchanges. Our share ownership in HDFC Life was 50.2 percent as of March 31, 2026. HDFC Life has two wholly owned subsidiaries, HDFC Pension Fund Management Limited (“HDFC Pension”), which is a pension fund manager under the National Pension System architecture and HDFC International Life & Re Company Limited in the Dubai International Financial Centre which continues to offer treaty and facultative-led reinsurance solutions to cedents and client partners, across life and medical insurance lines. Our life insurance business offers a range of individual and group insurance solutions that meet various customer needs such as Protection, Pension, Savings, Investment, Annuity and Health through a multi-channel distribution network, which comprises 0.27 million agents, 715 branches across India, and a wide spectrum of more than 500 partnerships. We offer over 70 life insurance products (individual and group products) including optional riders. Our life insurance business had assets under management of Rs. 3,752.0 billion as of March 31, 2026. Total premium income for fiscal year 2026 was Rs. 546.0 billion, of which renewal premium was Rs. 312.7 billion and new business premium was Rs. 233.3 billion. HDFC Life maintained a healthy balance in terms of product mix, i.e., unit linked, non-par savings, participating products, protection and annuity. In total, HDFC Life insured approximately 46 million lives in fiscal year 2026.

Others

Asset Management Services

Since completion of the Transaction, we provide asset management services through our subsidiary HDFC AMC, in which we have a 52.4 percent interest and which has been appointed as the investment manager to HDFC Mutual Fund, one of India’s largest mutual funds. HDFC AMC had 280 offices as of March 31, 2026. For fiscal year 2026, HDFC AMC earned fees of Rs. 41.2 billion and its assets under management amounted to Rs. 8,440 billion as of March 31, 2026. HDFC AMC receives investment management fees from the mutual fund which are charged as a percentage of the assets under management (“AUM”). The maximum amount of management fees that can be charged is governed by the applicable SEBI regulations, and market and competitive conditions.

We also provide portfolio management services, advisory services and investment management services, through HDFC AMC, to alternative investment funds (“AIFs”). HDFC AMC earns management fees, which are generally charged as a percentage of AUM as specified under applicable SEBI regulations. In certain instances, it also has a right to charge a performance fee to the clients if the portfolio achieves a particular level of performance as mentioned in the agreement with the client, to the extent permissible under applicable regulations. Generally, no upfront fee is charged to the clients. HDFC AMC has also been appointed as the investment manager to HDFC AMC AIF-II, and acts as the investment manager, settlor and sponsor to HDFC AMC Structured Credit AIF-I, a Category II AIF, and it is entitled to a management fee as per the terms of the agreement and any other fees as agreed. HDFC AMC has also received no-objection certificates (“NOCs”) from the SEBI to act as an investment manager or sponsor for proposed Category I and Category II AIFs. However, it is yet to commence operations under such permissions.

In December 2024, the SEBI notified amendments to the then prevailing SEBI regulations governing mutual funds (“1996 SEBI Mutual Funds Regulations” and, together with a SEBI circular dated February 27, 2025, the “2025 SIF Framework”), which introduced a new asset class called specialized investment funds (“SIF”). The 2025 SIF Framework was applicable beginning April 1, 2025. Instructions under the 2025 SIF Framework were then revised and consolidated by the 2026 Mutual Fund Regulations (the “2026 SIF Framework” and together with the 2025 SIF Framework, the “SIF Framework”). The SIF Framework aims to bridge the gap between mutual funds and portfolio management services (“PMS”), and states that a registered mutual fund may establish a SIF, provided it meets certain eligibility criteria as set out in the SIF Framework (as amended from time to time). The SIF Framework provides a list of permitted investment strategies that mutual funds can offer, and has set a minimum individual threshold of Rs. 1 million for investment in a SIF (which can be met by investments across all strategies a SIF offers). HDFC AMC has received an NOC from the SEBI for the establishment of a SIF.

Additionally, HDFC AMC International (IFSC) Limited (“HAMC IFSC”), a wholly owned subsidiary of HDFC AMC, holds registration with the IFSCA as a registered fund management entity (retail) under the International Financial Services Centres Authority (Fund Management) Regulations, 2025 (the “IFSCA FM Regulations”). HAMC IFSC is authorized to perform all functions permitted to be undertaken by authorized fund management entities (“FMEs”) and registered FMEs (non-retail) in accordance with the IFSCA FM Regulations.

Education Loans

From July 1, 2023 until October 18, 2024, we provided various services to schools, toward admissions, website development, creating awareness in the community, technology and design consultancy, vendor management, academic content training and other support services required for the smooth functioning of the institutions, through HDFC Edu, a former subsidiary of HDFC Limited that became a wholly owned subsidiary of the Bank upon completion of the Transaction. In the context of the regulatory approval of the Transaction, the RBI ordered that we divest our 100 percent stake in HDFC Edu no later than two years following completion of the Transaction (i.e., by July 1, 2025). In furtherance of this direction, on October 18, 2024, we completed the sale of 182 million equity shares of face value Rs. 10 each of HDFC Edu, corresponding to 91 percent of its paid-up share capital, to Vama Sundari, for an aggregate consideration of Rs. 1,747.2 million. Accordingly, HDFC Edu ceased to be a subsidiary of the Bank, effective October 18, 2024. On December 20, 2024, we completed the sale of the balance of 18 million equity shares of face value Rs. 10 each of HDFC Edu, corresponding to 9 percent of the paid-up share capital of HDFC Edu, to Vama Sundari, for an aggregate consideration of Rs. 172.8 million.

From July 1, 2023 until March 2024, we also provided loans to students pursuing higher education in India and abroad through HDFC Credila, a subsidiary of HDFC Limited that became our subsidiary upon completion of the Transaction. Following receipt of regulatory approval in February 2024, as directed by the RBI in connection with the Transaction, we divested a portion of the share capital of HDFC Credila to Kopvoorn B.V., Moss Investments Limited, Defati Investments Holding B.V. and Infinity Partners and reduced our holding to 9.99 percent during fiscal year 2024. Upon such divestment, HDFC Credila ceased to be a subsidiary of the Bank.

Real Estate Financing

We manage real estate private equity financing through (a) domestic investment vehicles (registered as alternative investment vehicles with SEBI) managed by our subsidiary HDFC Capital; and (b) offshore investment vehicles set up in GIFT City, Gandhinagar (registered as alternative investment vehicles with IFSCA), managed by the GIFT branch of HDFC Capital (registered as a Fund Management Entity with IFSCA). We provide long-term equity and mezzanine capital via such managed investment vehicles to developers, predominantly for the development of affordable and mid-income housing in India. Further, we seek to promote innovation and the adoption of new technologies by investing in and partnering with technology companies focused on providing solutions for the real estate sector.

Distribution Channels

We deliver our products and services through a variety of distribution channels, including banking outlets, direct sales agents, ATMs, phone banking, internet banking, mobile banking, SMS-based banking and WhatsApp banking.

Banking Outlets

Our banking outlets comprise branches and business correspondents. As of March 31, 2026, we had a total of 9,689 branches covering 4,175 cities and towns, and we had 14,400 business correspondents, which were primarily manned by CSCs. The CSCs are instrumental in increasing our penetration in deeper geographies. We are aligned with the Government’s Digital Banking Units Initiative (“DBUs”) to extend efficient, secure, paperless banking services to remote areas. We have established nine DBUs in India. These units offer a human touch, fostering trust and connectivity within communities. Our comprehensive distribution network spanning the length and breadth of the country enables us to serve customers better while actively participating in India’s inclusive development agenda.

All of our banking outlets are electronically linked so that our customers can access their accounts from any banking outlet regardless of where they have their accounts. We offer various banking services to our customers through our arrangements with correspondent banks and exchange houses in overseas locations.

As part of its banking outlet licensing conditions, the RBI requires that at least 25.0 percent of all incremental banking outlets added during the year be located in unbanked rural centers. A banking outlet opened in any Tier 3 to Tier 6 center of left wing extremism (“LWE”)-affected districts or Tier 3 to Tier 6 center of north eastern states and Sikkim will be considered as equivalent to opening a banking outlet in an unbanked rural center. During fiscal year 2026, 45 of our banking outlets (including banking outlets manned by the CSCs) were opened in unbanked rural centers, LWE-affected districts, northeastern states and Sikkim. With the objective of liberalizing and rationalizing the branch licensing process, the RBI granted general permission, effective from October 2013, to banks like us to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and other prescribed conditions. In November 2025, the RBI issued the Master Direction on Branch Authorisation, consolidating and updating the regulatory framework and providing enhanced operational flexibility to banks. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Regulations Relating to the Opening of Banking Outlets”, “Risk Factors—Risks Relating to Our Business—If we are unable to manage or sustain our growth, our operations may suffer and our performance may decline.” and “Risk Factors—Risks Relating to Our Structure and the Transaction—We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs.”

We have overseas branches in Bahrain, Hong Kong, the Dubai International Financial Centre (“DIFC”) and Singapore. These branches cater to the needs of our overseas clients, both corporate and individual. They offer banking services like deposit taking, trade products, foreign exchange and derivatives hedging and wealth management (primarily to non-resident individual customers). In addition, we have representative offices in Abu Dhabi, Dubai, Nairobi and London. We also have an International Banking Unit (IBU) in the International Financial Services Centre Banking Unit at the GIFT City in Gandhinagar, Gujarat. This unit operates in a similar fashion to our overseas branches.

Automated Teller Machines

As of March 31, 2026, we had 21,172 ATMs/CDMs, of which 13,084 were located at our banking outlets or extension counters and 8,088 were located off-site.

All our ATMs and Cash Recycler Machines (“CRMs”) are equipped with a voice-guided system and a Braille keypad for the visually challenged. Customers can use our ATMs for a variety of functions, including withdrawing cash, checking bank balances and UPI-based cardless cash withdrawals. Customers can access their accounts from any of the HDFC Bank ATMs or non-HDFC Bank ATMs. ATM cards issued by American Express or other banks in the Rupay, Visa, MasterCard, Maestro, JCB, UPI, Cirrus, Citrus or Discover Financial Services networks can be used in our ATMs and we receive a fee for each transaction. Our debit cards issued with respective networks (Rupay/VISA/MasterCard) can be used at ATMs of other banks for which we pay the acquiring bank a fee. Additionally, our customers can use CRMs for cash deposits along with other transactions.

Phone Banking

We provide phone banking services to our customers via toll-free numbers accessible across India. Customers can access their accounts over the phone through our 24-hour automated voice response system and can conduct balance and transaction inquiries, order checkbooks and order stop payments of checks. In certain cities, we also have staff available during select hours to assist customers who want to speak directly to one of our telephone bankers. Agent services are available round the clock for critical transactions like reporting suspected fraudulent or unauthorized transactions and blocking of cards, accounts or UPIs, among others.

Mobile Banking

Our new HDFC Bank mobile banking application offers a unified and digitally enhanced banking experience, enabling customers to conveniently access banking, payments and servicing capabilities through a simplified and intuitive interface. Customers can perform fund transfers through UPI, National Electronic Funds Transfer (“NEFT”), Real Time Gross Settlement (“RTGS”) and Immediate Payment Service (“IMPS”), while also managing deposits, loans, credit cards, investments, insurance and bill payments digitally.

The application includes enhanced self-service features such as simplified beneficiary management, transaction tracking, card controls and dispute management. Customers can also access investment services and initiate various banking requests digitally without visiting a branch.

To strengthen customer security, the application incorporates advanced fraud prevention and cybersecurity controls, including biometric authentication, device binding, mobile number verification and AI-enabled transaction monitoring. Runtime Application Self-Protection (“RASP”) technology and enhanced encryption mechanisms further help safeguard customer information and reduce cyber fraud risks. The application also includes features such as ‘Malicious App Detection’, which helps identify suspicious or potentially harmful applications that may create risks during banking transactions.

Internet Banking

Our NetBanking service provides customers with a secure and comprehensive digital banking platform, enabling convenient access to banking, payments, investments and servicing requirements through an enhanced online interface. Customers can perform a wide range of transactions, including fund transfers through NEFT, RTGS and IMPS, bill and tax payments, deposit bookings, check service requests and online merchant transactions, while also digitally managing loans, credit cards and investment portfolios.

The platform includes enhanced self-service capabilities such as streamlined profile management, service and support requests, real-time transaction monitoring, simplified beneficiary addition and improved payment authorization processes. Customers also benefit from personalized dashboards for better visibility and control over their banking relationships.

To strengthen digital security, the platform incorporates advanced cybersecurity and fraud prevention measures, including encrypted communication protocols, adaptive fraud detection systems and transaction monitoring controls. Our “Kavach” (Two-Step Verification) security feature further enhances protection by providing an additional layer of authentication and helping safeguard customers against unauthorized access and fraudulent transactions. The platforms also offer Secure Lock functionality, enabling customers to temporarily lock or unlock access to the HDFC Bank mobile banking application, NetBanking and UPI transactions through a simple and convenient process. Available on both the HDFC Bank mobile banking application and NetBanking, this feature is designed to provide customers with greater control and an additional layer of security, while ensuring that scheduled or recurring payments continue without disruption.

Payment Wallets

PayZapp, relaunched in March 2023 as PayZapp 2.0, provides a comprehensive solution for all payment, banking and financial requirements for our internal and external customers. It offers a platform for making different types of payments, including grocery, food delivery, shopping, mobile and direct-to-home recharges, rent payments, FASTag recharge and utility bills. Using PayZapp, customers can also apply for a credit card or a personal loan, send money to others and transfer money to a bank account. PayZapp also aims to make digital payments safer and has accordingly introduced the “Zapp account” to address the growing customer need for a secondary account dedicated to payments and UPI transactions. The Zapp account has gained steady traction since its introduction.

Risk Management

I.	Banking

Risk is inherent in our business and sound risk management is critical to our success. The major types of risk we face are credit risk, market risk, operational risk, liquidity risk, interest rate risk and IT risk (including digital risk). We have developed and implemented comprehensive policies and procedures to identify, assess, monitor and manage our risk.

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

Retail and SME Credit Risk

Retail lending, given the granularity of individual exposures and diversity in borrower profiles, is managed largely on a portfolio basis across various products and customer segments. There are robust front-end and back-end systems in place to ensure credit quality and to minimize losses from defaults. The Retail Credit Risk team is responsible for establishing the risk appetite, ensuring adherence to the risk appetite limits approved by the Board, reviewing underwriting parameters, as applicable, as well as reviewing and monitoring the key risk indicators of the retail portfolios of the Bank. It is also responsible for conducting product review, formulating key risk indicators, undertaking portfolio analysis and analyzing distribution trends. The Retail Credit Risk team also conducts periodic and thematic stress tests.

The SME Credit Risk team is responsible for establishing the risk appetite, ensuring adherence to the risk appetite limits approved by the Board, reviewing underwriting parameters, as applicable, as well as formulating, reviewing and monitoring the key risk indicators, conducting portfolio review and analysis, and stress testing of the SME portfolio of the Bank.

Retail Lending Master Policy (“RLMP”) and Credit Policies & Procedures Manual—Business Banking Group, Emerging Enterprises Group and Small Agri-Business (“SME – CPPM”) are the governance frameworks for managing credit risk in the retail and SME portfolios, respectively.

Wholesale Credit Risk

The wholesale credit risk team is primarily responsible for implementing the wholesale credit risk strategy approved by the Board, developing procedures and systems for managing credit risk, periodically monitoring the overall portfolio trends, quality and concentrations and conducting stress testing to ensure that portfolio composition and quality are within the Bank’s risk appetite.

The Bank’s Credit Policies & Procedures Manual (“Credit Policies”) are central in controlling credit risk in various activities and products. The Credit Policies articulate our credit risk strategy and thereby the approach for credit origination, approval and maintenance. Each credit proposal is evaluated by the business units against the credit standards prescribed in our Credit Policies. They are then subjected to a greater degree of credit analysis based on product type and customer profile by credit specialists in the Wholesale Credit Group headed by the Chief Credit Officer.

There is a framework for independent review and approval of credit ratings by specifically designated rating approvers in the ratings unit, which sits within the Credit Risk function independent of both the business and underwriting teams. Internal ratings are assigned to corporate borrowers of the Bank on an internal ten-grade scale. The Bank uses various models to score the borrowers on various quantitative and qualitative risk parameters related to business risk, financial risk, management risk and industry risk and assign ratings. The Credit Risk team also has an additional layer of independent oversight on individual large-value credit exposures beyond a specified threshold, as required under the Credit Policies from time to time. This team independently evaluates these large value credit proposals and highlights all key risks pertinent to the sector, company, group and transaction, so that the credit team, in consultation with business teams, can provide relevant mitigants before the final credit decision is taken by the relevant sanctioning authority on such credit proposals.

As part of the Internal Capital Adequacy Assessment Process (“ICAAP”), the Bank has established a risk indicator-based framework for assessing the level of risk in the wholesale portfolio. This assessment is discussed in the Senior Management ICAAP Review Committee on a quarterly basis.

To ensure adequate diversification of risk, concentration limits have been set up in terms of:

(a)

Borrower/business group: Based on the RBI guidelines on the Large Exposures Framework (“LEF”), exposure ceilings are established for exposures to single borrowers, borrower groups, NBFCs, connected NBFC groups or a group of connected counterparties that include NBFCs in the group. See also “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Large Exposures Framework.”

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

The Credit Risk team (SME/Retail/Wholesale segments) is also responsible for generation and dissemination of early warning signals (“EWS”) as well as for putting in place the governance structure to review, monitor and report the adherence of the EWS framework to our senior executive level Fraud Monitoring Group (“FMG”).

The Bank follows the RBI guidelines with regard to restrictions on loans and advances to companies with common directors. In addition, the RBI requires that we direct a portion of our lending to certain specified sectors (“Priority Sector Lending” or “PSL”). See also “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Directed Lending.”

Credit Management

The Credit Group, under the Chief Credit Officer (“CCO”), consists of the Retail Credit Group and the Wholesale Credit Group. The CCO reports directly to the Managing Director and is responsible for leading and overseeing the implementation of the overall credit strategy and the management of the retail and wholesale credit portfolios of the Bank. The credit underwriting and portfolio management under the retail and wholesale credit functions are aligned with the Board-approved credit appetite, thereby maintaining credit quality of the portfolio. The Credit Group is not assigned any business target. No official in the Retail Credit Group or Wholesale Credit Group has any business responsibility or association, thereby assuring compliance with the four pillars, namely, independence (total independence and freedom to operate without any influence which may compromise risk acceptance), knowledge base (specialization and experience over a period of time), absence of conflict of interest (absolute separation from any business targets or responsibilities, ensuring the quality of risk management) and regulatory compliance (ensuring continuous operation within a low-risk environment).

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

For individual customers to be eligible for a loan, the defined minimum credit parameters must be met for each product. Any deviation needs to be approved at the designated levels. The product parameters have been selected based on the perceived risk characteristics specific to the product. The quantitative parameters considered include income, residence stability and the nature of the employment/business, while the qualitative parameters include accessibility and profile. Our credit and product programs are based on a statistical analysis of our own experience and industry data, in combination with the judgment of our senior officers.

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

(c)

Credit Intelligence and Control: This unit is responsible for minimizing fraud losses by implementing fraud prevention and detection processes at the origination stage. The unit also monitors various disbursed cases to investigate suspected fraudulent customers which are highlighted under various internal and external triggers. The unit also monitors the transactions done through electronic banking channels to prevent customers falling prey to cyber fraud.

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

Based on what we believe is an adequately comprehensive credit assessment, credit appetite is set on individual counterparties. This appetite takes into account the overall potential risk on the counterparty, be it on-balance-sheet or off-balance-sheet, across the banking book and the trading book, including foreign exchange and derivatives exposures. This appetite is reviewed in detail at annual or more frequent intervals.

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

Appointments of Credit Approvers (“CA”) and Senior Credit Approvers (“SCA”) are endorsed by the Chief Credit Officer and approved by the Managing Director. One of the Credit approvers from the Credit Group must have a Discretionary Power (“DP”) equal to or greater than the amount to be approved. CAs or SCAs who have been given a DP may act as a final approver up to the amount of such approver’s DP.

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

We have a process for regular monitoring of all accounts at several levels, including periodic calls on the customer, plant visits, credit reviews and monitoring of secondary data. These are designed to detect any early warning signals of deterioration in credit quality so that we can take timely corrective action.

SME Credit

In order to manage credit in SME assets, the “wholesale credit-SME function” draws from the wholesale and retail credit functions.

Information Technology Risk

The Bank operates in a highly automated environment in terms of information technology and communication systems. The Bank makes extensive use of technology to deliver its services and products to clients and manage its operations both effectively and efficiently. This dependence on technology exposes the Bank to technology risk arising from technology failures or from a failure to adopt new technologies, which could result in lost business to competitors. We have taken, and continue to take various measures to identify, assess and effectively manage such risks.

The Bank has set up an independent IT Risk Management (“ITRM”) function within the Risk Management Group under the GCRO. This IT Risk Management function caters to risk assessment of technology solutions and applications, the Enterprise Business Continuity Management (“BCM”) program, third party risk management, and other areas.

The Bank’s technology risk management encompasses the following:

•	The ITRM function is the second line of defense and adheres to the Bank’s three lines of defense model.

•	The ITRM framework assesses various process-related risks through Risk Control and Self-Assessment, which are covered in the Bank’s IT policies and procedures.

•	The Apex IT Steering Committee assesses the project-specific risks and IT continuity-related risks.

•	Risks related to the IT system capacity are assessed in accordance with the IT Capacity Management Policy and Procedure.

•

Vendor risk is assessed in accordance with the “IT and Digital Third-Party Risk Management”, “IT Outsourcing”, “IT Supplier Relationship Management” and “IT Contract Management” policies and procedures.

The Bank’s BCM Program is ISO 22301:2019 certified and is designed to ensure continuity of critical services and operations in the face of any unforeseen circumstances. The program is aligned with regulatory guidelines and subject to periodic internal, external and regulatory reviews. The BCM Program comprises policies and procedures with clearly defined roles and responsibilities for crisis management, emergency response, business recovery, pandemic response and IT disaster recovery.

The Bank’s Enterprise BCM function is responsible for implementing and strengthening the Bank’s continuity capabilities through planning, testing and periodic reviews, and the program is overseen by the Bank’s Business Continuity Steering Committee, chaired by the GCRO.

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

The market variables which affect the valuation of these instruments typically include interest rates, credit spreads, equity prices, net asset values (“NAVs”), foreign exchange rates, implied volatilities (including the foreign exchange volatility surface, cap/floor volatility and volatility smiles), exchange derivative prices, and bullion prices. Our trading portfolio exposure primarily arises from interest rate risk owing to investments in sovereign securities issued by the central government and domestic swaps. In addition, our foreign currency exposure arises primarily from movements in the USD/INR exchange rate and other major currency pairs, including EUR/USD and GBP/USD. Any change in the relevant market risk variable has an adverse or favorable impact on the valuation depending on the direction of the change and the type of position held (long or short). While the positions are taken with a view to earning from the upside potential, there is always a possibility of downside risk. Thus, we constantly review the positions to ensure that the risk on account of such positions is within our overall risk appetite. The risk appetite for trading risk and positions subject to mark-to-market is set through a pre-approved treasury limits package as well as a limit package for strategic investments and underwriting activities. The major risks, namely interest rate risk and currency risk, are managed within the sensitivity limits, open position limit on currency and stop loss triggers. In addition, our appetites with respect to interbank counterparties are guided by the Bank and PD (“Primary Dealers”) appetite package, while our Asset Liability Management (“ALM”) limits package prescribes the appetite for liquidity risk and interest rate risk in the banking book (“IRRBB”). The process for monitoring and reviewing risk exposure is outlined in the various risk policies / limit or appetite packages.

The market risk department formulates procedures for market risk measures, assesses market risk factors impacting the trading portfolio as well as the positions impacted due to marking-to-market, and recommends various market risk controls or mitigants relating to limits and trigger levels for the treasury (including investment banking portfolios for primary underwriting and distribution) and non-treasury positions. The treasury mid-office is responsible for monitoring and reporting market risks arising from the various desks/portfolios and also carries out rate scans of the deals. The market data cell in the mid-office maintains market data, performs market data scans to check market data reliability and verifies the rates submitted by the treasury front office for polling various benchmarks.

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

The finance and treasury mid-office departments are responsible for collecting data, preparing regulatory and analytical reports and monitoring whether the interest rate and liquidity policies and limits established by the ALCO are being observed. Our Balance Sheet Management desk, which is part of the treasury group, also assists in implementing our asset liability strategy and in providing information to the ALCO.

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

On September 12, 2023, the RBI issued the Master Direction on “Classification, Valuation and Operation of Investment Portfolio of Commercial Banks, Directions, 2023”, which came into effect on April 1, 2024. As per the guidelines, the Bank now classifies, with respect to fiscal year 2025 onward, the entire investment portfolio using the below four categories instead of the HTM, AFS and HFT categories that were applicable until March 31, 2024:

1.	Held to Maturity (“HTM”)

2.	Available for Sale (“AFS”)

3.	Fair Value through Profit and Loss (“FVTPL”) – with Held for Trading (“HFT”) treated as a separate investment sub-category within FVTPL

4.	Subsidiaries, Associates and Joint Ventures

Additionally, on February 28, 2024, the RBI issued revised Basel III guidelines, according to which, effective April 1, 2024, HFT is treated as trading book, whereas HTM, AFS and other FVTPL sub-categories are categorized as banking book, and the market risk capital charge is computed only on the trading book. The positions carried in the AFS and FVTPL categories are subject to periodic mark-to-market. The trading risk is managed by establishing a sound process for price validation and by setting various limits or trigger levels, such as value at risk limits, stop-loss trigger levels, price value per basis point (“PV01”) limits, option Greek limits and position limits, namely, intraday and net overnight forex open position. Similarly, the mark-to-market positions in the banking book are also managed against requisite stop loss triggers, year-to-date P&L triggers, or sensitivity limits, among others, as deemed requisite for internal risk management. Additional controls such as order size and outstanding exposure limits are prescribed, wherever applicable, based on case-by-case review. Moreover, measures such as investment limits and deal size thresholds are prescribed as part of the investment policy for managing outstanding investment or trading positions.

These limits and trigger levels are reviewed by the market risk department and presented to the RPMC for its recommendation to the Board for approval. The limits and trigger levels are reviewed annually or more frequently (depending on market conditions) or upon introduction of new products.

The market risk policy sets the framework for market risk monitoring and includes the criteria for classifying standard or non-standard products, which stipulates requirements for case-specific evaluation of risk exposure in respect of non-standard products (that is, products which are not part of the standard product list decided by treasury and the market risk department). Additionally, limits have been assigned to restrict the aggregate exposure in non-standard positions. Further, the stress testing policy prescribes the stress scenarios that are applied on the outstanding trading positions and mark-to-market positions that are held in AFS and FVTPL to recognize and analyze the impact of the stress conditions on the trading portfolio. Stress tests are based on historical scenarios as well as on sensitivity factors, such as an assessment based on hypothetical or judgmental scenarios, and include topical scenarios based on evolving risk themes.

Models applied to trading products are governed by the treasury valuation and risk measurement policy, which is encapsulated in the Bank’s board-approved model risk management policy. The market data of major interest rate curves, captured in the valuation systems, are compared against an independent market data source on a month-end basis for accurate valuation in accordance with this policy. Simultaneously, valuations of forex, derivatives and structured products in treasury systems are compared with valuations from the respective counterparty bank (with whom the Bank has a credit support annex (“CSA”) agreement) every month by the treasury analytics team. Additionally, valuations are validated by the Bank’s external independent model validator annually and on an ad-hoc basis (if required). The Valuation Committee is apprised of the results in its quarterly meetings. Further, benchmarking of valuations of forex, derivatives, bond and money market instruments is conducted monthly by the treasury analytics team, and the models are independently validated by the “Model Risk Management” team (“MRM”) periodically.

II. Asset Liability Management

The ALM risk management process consists of management of liquidity risk and IRRBB. Liquidity risk is the risk that the Bank may not be able to fund increases in assets or meet obligations as they fall due without incurring unacceptable losses. IRRBB refers to the potential adverse financial impact on the Bank’s banking book from changes in interest rates. The banking book comprises assets and liabilities that are incurred to create a steady income flow or to fulfill statutory obligations. Such assets and liabilities are generally held to maturity. The Bank carries various assets, liabilities and off-balance sheet items across markets, maturities and benchmarks, exposing itself to risks from changing interest rates. The Bank’s objective is to maintain liquidity risk and IRRBB within certain tolerance limits. The ALM limits are reviewed by the market risk department and presented to the RPMC for its recommendation to the Board for approval. The limits are reviewed at least annually.

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

Risk Policy & Monitoring Committee of the Board

The RPMC is a Board-level committee, which supports the Board by supervising the implementation of risk strategy. It guides the development of policies, procedures and systems for managing risk. It ensures that these are adequate and appropriate to changing business conditions, the structure and needs of the Bank and the risk appetite of the Bank. It monitors compliance of aggregate exposures with the appetite set by the Board. It also ensures that frameworks are established for assessing and managing liquidity and interest rate risks faced by the Bank and methods are in place for monitoring compliance with internal risk management policies and processes. The RPMC meets at least once every quarter. The RPMC’s role includes, inter alia:

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

Asset Liability Committee

The ALCO is the decision-making unit responsible for ensuring adherence to the risk tolerance and limits set by the Board, as well as implementing the Bank’s liquidity and interest rate risk management strategy in line with the Bank’s risk management objectives and risk tolerance. The ALCO is also responsible for balance sheet planning from a risk-return perspective, including strategic management of interest rate and liquidity risks. The detailed roles of the ALCO are mentioned in the Bank’s Composite ALM Policy. These roles include, but are not limited to, the following:

•	product pricing for deposits and customer advances;

•	deciding the desired maturity profile and mix of incremental assets and liabilities as well as investments in debt and liquid mutual funds, as internally stipulated;

•	articulating the Bank’s interest rate view and deciding on its future business strategy;

•	reviewing funding strategy and deciding funding mixes between fixed- and floating-rate funds, wholesale and retail deposits, money market and capital market funding, and domestic and foreign currency;

•	ensuring adherence to the liquidity and interest rate risk limits set by the Board and ratification of excess utilization of applicable limits as detailed in the ALM limit package;

•	reviewing ALM stress test scenarios including the assumptions as well as the results of the stress tests and ensuring that a well-documented contingency funding plan is in place;

•	deciding on the transfer pricing policy of the Bank and considering liquidity costs and benefits as an integral part of the Bank’s strategic planning;

•	regularly reporting to the Board on the ALM risk profile of the Bank through ALCO minutes; and

•	overall responsibility for monitoring the Bank’s LCR and Net Stable Funding Ratio (“NSFR”).

ALM Support Group

The ALM support group is responsible for analyzing, monitoring and reporting the relevant risk profiles to the ALCO, or in certain cases, to an ALCO sub-committee (as may be created by the ALCO), specifically for the purpose of aligning ALM reporting. The ALM support group comprises the balance sheet management desk (Treasury), the market risk department, the treasury mid-office and financial control.

Risk Measurement Systems and Reporting

Liquidity Risk

Liquidity risk is measured using the flow approach and the stock approach. The flow approach involves comprehensive tracking of cash flow mismatches, whereas the stock approach involves the measurement of critical ratios in respect of liquidity risk.

For measuring and managing net funding requirements, the use of a maturity ladder and calculation of cumulative surplus or deficit of funds at defined maturity buckets has been adopted as a standard tool. The time buckets for classification of assets and liabilities for the purposes of this statement are based on the RBI’s prescribed guidelines.

The stock approach involves measurement of certain critical ratios in respect of liquidity risk. Based on the RBI guidelines, a set of liquidity ratios under stock approach is monitored on a periodic basis.

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

The TGA method measures the level of a bank’s exposure to interest rate risk in terms of sensitivity of its NII to interest rate movements over a one-year horizon. It involves bucketing of all RSA, RSL and off-balance sheet items maturing or getting repriced in the next year and computing changes in income under the scenarios of upward and downward rate shocks over a year’s horizon, where the rate shock scenarios are defined by the RBI.

•	Economic Value Perspective (impact on market value of equity)

While the earnings perspective calculates the short-term impact of the rate changes, the Economic Value Perspective calculates the long-term impact on the MVE of the Bank through changes in the economic value of its rate-sensitive assets, liabilities and off-balance sheet positions. The Economic Value Perspective is measured using the duration gap analysis method (“DGA”). DGA involves computing the modified duration gap between RSA and RSL and thereby the Duration of Equity (“DoE”). The DoE is a measure of sensitivity of MVE to changes in interest rates. Using the DoE, the Bank estimates the change in MVE under upward and downward rate shocks as defined by the RBI. The assumptions for coupons and yields used in the duration gap analysis stem from the RBI guidelines and are specified in the Bank’s policy.

Operational Risk Management

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It includes legal risk but excludes strategic and reputational risk. The Bank has put in place a Board-approved governance and organizational structure with clearly defined roles and responsibilities to mitigate operational risk arising from the Bank’s business and operations.

Organizational Structure for Managing Operational Risk

The Board is primarily responsible for ensuring effective management of the operational risks of the Bank. The Board sets the overall strategy and direction for operational risk management (“ORM”) within the Bank. The responsibilities toward effective implementation of operational risk management have been given to the RPMC of the Bank. The RPMC is also responsible for developing a strong ORM culture and sense of responsibility at every level in the organization. The Operational Risk Management Committee (“ORMC”), which is chaired by the GCRO and consists of senior management functionaries, oversees the implementation of the operational risk management policy approved by the Board. An independent Operational Risk Management Department (“ORMD”) is responsible for implementation of the framework across the Bank. The operational risk management policy stipulates the roles and responsibilities of employees, business units, operations and support functions in managing operational risk.

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

•

ORMD: The ORMD is responsible for implementing the operational risk management framework across the Bank. The department designs and develops tools required for implementing the framework, including policies and processes, and guidelines toward implementation and is also responsible for the maintenance of the framework. The ORMD represents the second line of defense against operational risk; and

•

Internal audit department: The Internal Audit Department is the third line of defense in mitigating operational risk exposures. It independently validates and verifies the functioning and effectiveness of the ORM framework on an annual basis.

The Bank applies a number of risk management techniques to effectively manage operational risks. These techniques include:

•

Risk and Control Self-Assessment (RCSA) is a process of regular, transparent and subjective assessment of the Bank’s operational risk and controls undertaken by nominated representatives in Business units. This assessment is conducted annually to update senior management about the risk level across the Bank;

•

Key Risk Indicators are metrics or measures that are derived from various factors to provide an early warning of, or to monitor, the increasing risk or control failures in an activity. As these indicators are quantifiable, they are measured periodically to identify trends in values;

•

Material Operational Risk losses are analyzed to identify process gaps based on which appropriate risk mitigating actions are required. Units or functions are required to report every operational risk loss event in a timely manner to the ORMD;

•

Operational Risk scenario analysis is carried out annually to assess the impact of such risks based on hypothetical severe loss situations and the analysis is used for risk management actions in addition to analyzing the plausible financial impact; and

•	Periodic reporting on risk assessment and monitoring to the first line as well as to senior management to enable them to take timely action.

Capital Requirement

The Bank currently follows the Basic Indicator Approach (“BIA”) for computing operational risk capital charge as stipulated by the RBI. The RBI issued the Reserve Bank of India (Commercial Banks – Forthcoming Instructions) Directions, 2025 on November 28, 2025, which outlines the minimum capital requirements for operational risk (under the Basel III framework), and which will replace the BIA. The Bank will implement the approach on notification by the RBI. For further detail, see “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Capital Adequacy Requirements.”

Model Risk

The use of models invariably presents model risk, which is the potential for adverse consequences from decisions based on incorrect or misused model outputs and reports. The MRM function under the Risk Management Group is responsible for testing and verifying the accuracy and reliability of models used within the Bank. The Bank ensures that its models are independently evaluated before the implementation and on an ongoing basis. There is an established Model Risk Management Policy (“MRM Policy”) which is a centralized, overarching policy whose objective is to provide comprehensive guidance on model risk management across the Bank. The policy defines the roles and responsibilities across stakeholders, i.e., Model Owners, Model Users, Model Developers, and the MRM. There is a Model Risk Management Committee (“MRMC”) which is an executive committee to govern the model risk management framework as defined in the MRM Policy. It also oversees the development and implementation of the MRM Policy, governance structure, necessary processes and systems that are put in place, and reviews the results of the model validation/monitoring on a periodic basis. The MRMC reports to the Bank’s RPMC, which is a Board-level committee.

Group Risk

The Bank has a large number of subsidiaries which are engaged in diverse businesses, including life insurance, NBFC, stock broking, managing mutual funds, pension funds, and AIFs, which are supervised by different regulators such as the RBI, the IRDAI and the SEBI, among others. In order to manage the risk arising from subsidiaries with regard to potential uncertainties or adverse events that can impact the operations, financial stability, or reputation of the Group, we have established a Group Risk Management (“GRM”) function within the Risk Management Group. Through this function, we have reasonable oversight over the risk management framework of the Group entities on a periodic basis through a Group Risk Management Committee and a Group Risk Council (“GRMC” and “GRC”). In addition, the boards and risk management committees of the respective subsidiaries drive day-to-day risk management in accordance with the requirements of the respective regulators. Stress testing for the Group is carried out by integrating the stress test results of the subsidiaries. Similarly, capital adequacy projections are formulated for the Group after incorporating the business/capital plans of the subsidiaries. The GRMC reports to our RPMC, which is a Board-level committee.

II. Insurance Business

Life Insurance

HDFC Life has an enterprise risk management (“ERM”) framework covering procedures to identify, measure and mitigate the key business risks, including strategic risk, operational risks, regulatory risk, investment risks, subsidiary-related risks and insurance risks. The key business risks identified are approved by the Risk Management Committee of HDFC Life’s board and monitored by the risk management team thereafter. HDFC Life’s risk management team is guided by the Risk Management Committee of HDFC Life’s board, the Risk Management Council and senior management to develop and implement risk assurance practices. HDFC Life has in place a risk management policy along with other risk-related policies. Please see “Risk Factors—Risks Relating to Our Insurance Business” for a description of risks relevant to our insurance business.

Competition

We face intense competition in all our principal lines of business. Our primary competitors are large public sector banks, other private sector banks, foreign banks and in some product areas, NBFCs. In addition, new entrants into the financial services industry, including companies in the financial technology sector, may further intensify competition in the business environments, especially in the digital business environment, in which we operate. In August 2016, the RBI issued guidelines for the entry of new banks in the private sector, licensing of payment banks and small finance banks in the private sector and “on-tap” licensing of universal banks in the private sector (moving from the previous “stop-and-go” licensing approach to a continuous or “on-tap” licensing regime). See “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Entry of New Banks in the Private Sector.” Since the introduction of such rules, new banks, payment banks and small finance banks have been established and are operational pursuant to prescribed guidelines, which has increased competition in the markets in which we operate.

Within the public sector banking space, in August 2019, the Government implemented consolidation measures, announcing the merger of 10 public sector banks into four bigger banks. This led to a reduction in the number of public sector banks in India. The consolidation became effective in April 2020.

Retail Banking

In retail banking, our principal competitors are large public sector banks, other new-generation private sector banks, old-generation private sector banks, foreign banks and NBFCs in the case of retail loan products. The retail deposit share of foreign banks is small in comparison to the public sector banks. However, some foreign banks have a significant presence among NRIs and also compete for non-branch-based products. India’s digital payments market is dominated by the Government’s Unified Payment Interface, which continues to bring innovation to the industry, and other digital wallet platforms and online payment systems, offering contactless, in-app or online transactions. The Bank’s payment app, PayZapp, is the dominant mobile app among banks in India in the wallet space, with users across both bank and non-bank customers for payments across offline and online merchants. In order to respond to competitors’ offerings, the Bank has recently transformed the existing app and launched PayZapp on a more robust platform with easy-to-use features and a multitude of payment options for its customers, including enabling credit card payments for merchants via UPI (RuPay Credit Card). Our PayZapp wallet functionality is now more robust and ubiquitous. With the addition of the UPI facility, the PayZapp wallet can be used to pay on merchant platforms for shopping or bill payments. See “—Our Business Strategy—Continue to pursue our Shift Right strategy.”

Wholesale Banking

Our principal competitors in wholesale banking are public and private sector banks as well as foreign banks. The large public sector banks have traditionally been market leaders in commercial lending. Foreign banks have focused primarily on serving the needs of multinational companies and Indian corporations with cross-border financing requirements, including trade and transactional services and foreign exchange products and derivatives, while the large public sector banks have extensive branch networks and large local currency funding capabilities.

Treasury Services

For our customer business in foreign exchange and derivative products, we compete principally with private sector banks, foreign banks and public sector banks.

Insurance Services

Our principal competitors in the life insurance business are public and new private sector life insurance companies along with various financial services companies, including banks and other mutual fund companies. A conducive regulatory environment, which allows multiple insurers to tie up with corporate agents and broking firms, faster product rollout through a use-and-file regime, among other things, has led to increased competition at partner counters. This has resulted in price wars and aggressive underwriting practices. Moreover, fintech and insuretech players are looking to disrupt traditional modes of distribution by offering technology-enabled customer journeys, further intensifying competition. In response to this, our life insurance subsidiary, HDFC Life, is tapping newer profit pools and entering into new markets, pursuing multiple avenues of organic and inorganic growth while also aiming to enhance the life insurance value chain by transforming our tech architecture.

Employees

We had 211,178 employees as of March 31, 2026. We had 214,521 employees and 213,527 employees as of March 31, 2025 and 2024, respectively. Most of our employees are located in India. We consider our relationship with our employees to be positive.

Our compensation structure has fixed as well as variable pay components. Our variable pay plans comprise periodic performance linked pay (“PLP”), annual performance linked bonus, employee stock option plans and restricted stock unit plans.

In addition to basic compensation, employees are eligible to participate in our provident fund and other employee benefit plans. The provident fund, to which both we and our employees contribute, is a savings scheme required by Government regulation under which the fund is required to pay to employees a minimum annual return, as declared by the provident fund authorities. If such return is not generated internally by the fund, we are liable for the difference. We have also set up a superannuation fund to which we contribute defined amounts. Employees (excluding sales officers and whole-time directors) are given a choice to contribute to the national pension system. We also contribute specified amounts to a pension fund in respect of certain of our former CBoP employees. In addition, we contribute specified amounts equal to 15 days’ basic salary (30 days for former HDFC Limited employees until July 1, 2023) to a gratuity fund set up pursuant to Indian statutory requirements. However, employees hired directly at overseas locations are not eligible for gratuity payments.

Further, on November 21, 2025, the Government notified four Labour Codes: the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020 (collectively, the “New Labor Codes”), consolidating 29 existing labor laws. The Ministry of Labour & Employment published draft rules and FAQs on December 30, 2025, to facilitate assessment of the financial impact arising from these regulatory changes. The New Labor Codes have been notified with effect from May 8, 2026. Accordingly, the Bank has recognized an estimated incremental impact of Rs. 9.6 billion as of March 31, 2026 due to the increase in past service costs in relation to retirement benefits obligations, based on the information available. The Bank continues to monitor clarifications from the Government on the New Labor Codes. See “Risk Factors—Risks Relating to India—Implementation of India’s labor law reforms may increase our employee-related costs and compliance obligations and could adversely affect our business, financial condition, results of operations and cash flows.”

As part of our corporate governance and human resources frameworks, we maintain policies and practices intended to promote, among other matters, ethical conduct, accountability, fair disclosure, oversight of insider trading and related party transactions, whistle-blower reporting, appropriate compensation alignment and leadership continuity.

Our learning and development team aims to foster a continuous learning ecosystem through rich and diverse learning offerings, enabling our employees to deliver what we consider to be a world-class customer experience aligned with the Bank’s strategic priorities. The team designs offerings based on the learning needs analysis, and an appropriate delivery mode is selected to ensure learning effectiveness and an optimal learning experience. Both internal and external faculty members are involved in facilitating these offerings, which are delivered through live instructor-led classroom and/or virtual sessions, self-paced learning, case studies, simulations, role plays, videos and activities or a combination of the foregoing.

Properties

Our registered office and corporate headquarters are located at HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai 400 013, India. In addition to the corporate office, we have administrative offices in most metros and some other major cities in India.

As of March 31, 2026, we had a network consisting of 9,689 branches and 21,172 ATMs/CDMs, including 8,088 at non-branch locations. In addition, we had 14,400 business correspondents, which were primarily manned by CSCs. These facilities are located throughout India with the exception of four overseas branches which are located in Bahrain, Hong Kong and Dubai (DIFC) and Singapore. We also have representative offices in the United Arab Emirates, Kenya and the United Kingdom. We set up and commenced business in an International Financial Services Centre Banking Unit in GIFT City in June 2017. This branch is also treated as an overseas branch. Further, pursuant to the Transaction, all former branches of HDFC Limited have been converted into the Bank’s banking outlets or have been merged with existing banking outlets. See “Risk Factors—Risks Relating to Our Business—If we are unable to manage or sustain our growth, our operations may suffer and our performance may decline” and “Risk Factors—Risks Relating to Our Structure and the Transaction—We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs.”

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

Legal Proceedings

We are involved in a number of legal proceedings in the ordinary course of our business, including certain spurious or vexatious proceedings that may involve significant financial claims appearing on the face of the complaint, but we believe that such spurious or vexatious proceedings lack any merit, based on the historical dismissal of similar claims. See “Risk Factors— Legal and Regulatory Risks—Our business and financial results could be materially impacted by adverse results in legal proceedings” and “Risk Factors—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results”.

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

•	Financial and political instability in other countries may cause increased volatility in the Indian financial market.

•	Our and our customers’ exposure to fluctuations in foreign currency exchange rates could adversely affect our operating results.

•	We may not adequately assess, monitor and manage risks inherent in our business, and any failure to manage risks could adversely affect our business, financial position or results of operations.

•	In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and limited access to the capital markets may prevent us from maintaining an adequate ratio.

•	We rely on third parties, including service providers, overseas correspondent banks and other Indian banks, which may not perform their obligations satisfactorily or in compliance with the law.

2.	Risks Relating to Our Business

•	If we are unable to manage or sustain our growth, our operations may suffer and our performance may decline.

•	Our success depends in large part upon our experienced independent Board members, management team and skilled personnel, and our ability to attract and retain such persons.

•	Our funding is primarily short- and medium-term, and if depositors do not roll over deposited funds upon maturity, our net income may decrease.

•	Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.

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

•

Statistical, industry and financial data obtained from industry publications and other third-party sources may be incomplete or unreliable. Inclusion of inaccurate third-party data in our disclosures could harm our reputation.

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

•

Our joint venture partner in HDFC ERGO has significant voting power with respect to the conduct of HDFC ERGO’s business, which may adversely affect our ability to develop our general insurance business in a manner most beneficial to our larger business.

•

Subject to the RBI’s approval, existing or new shareholders may seek to acquire larger stakes in the Bank now that HDFC Limited, our former sponsor, has been amalgamated into us in connection with the Transaction, which could affect our governance and future strategy.

6.	Risks Relating to Our Insurance Business

•

Our insurance business may experience a decline in future rates of growth or levels of profitability, including from regulatory changes, an inability to adequately develop operations or reliance on incorrect actuarial assumptions.

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

•

Our life insurance subsidiary and our general insurance joint venture may be required to increase their solvency margins, which may result in constraints on growth, especially in capital-intensive lines of business, and if they do not meet the mandatory solvency ratio required by the IRDAI, they could be subject to regulatory actions and could be forced to raise additional capital.

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

7.	Risks Relating to Our Asset Management Subsidiary

•

HDFC AMC is required to comply with obligations imposed by the SEBI. Failure to comply with regulatory obligations may result in HDFC AMC being liable to pay interest and be subject to regulatory action.

•

HDFC AMC is inherently exposed to investment and market risks due to the nature of its business and any failure to adequately assess, monitor and manage such risks could materially and adversely affect its operations and financial position.

8.	Legal and Regulatory Risks

•

We have previously been subjected to penalties imposed by the RBI, the SEBI and other authorities. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business, whether by domestic or overseas authorities, could have a material adverse effect on our business and financial results, or cause serious reputational harm.

•

Transactions with counterparties in countries designated as state sponsors of terrorism by the United States Department of State, the Government of India or other countries, or with persons or entities targeted by U.S., Indian, EU or other economic sanctions may cause potential customers and investors to avoid doing business with us or investing in our securities, harm our reputation or result in regulatory action which could materially and adversely affect our business.

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

•

We face cybersecurity threats, such as hacking, phishing, trojans, distributed denial-of-service attacks and emerging automated cyberattacks, including AI-driven cyberattacks, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. Cybersecurity incidents have in the past, and may in the future, cause damage to our reputation and adversely impact our business and financial results.

•	A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition.

•

Our use of advanced technologies, including AI and GenAI, across our operations, products and services exposes us to operational, legal and regulatory risks that could adversely affect our business, results of operations or financial condition.

10.	Risks Relating to India

•

Any adverse change in India’s credit rating, or the credit rating of any country in which our foreign banking outlets are located, by an international rating agency could adversely affect our business and profitability.

•

If there is any change in tax laws or regulations, or their interpretation, such changes may significantly affect our financial statements for the current and future years, which may have a material adverse effect on our financial position, business, and results of operations.

•

Implementation of India’s labor law reforms may increase our employee-related costs and compliance obligations and could adversely affect our business, financial condition, results of operations and cash flows.

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

•

Natural calamities, including those exacerbated by climate change, and public health epidemics could adversely affect the Indian economy or the economies of other countries where we operate, which, in turn, could negatively impact our business and the price of our equity shares and ADSs.

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

•

Because the equity shares underlying our ADSs are quoted in rupees in India, you may be subject to potential losses arising from exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

•	There may be less information available on Indian securities markets than securities markets in developed countries.

•	Investors may be subject to Indian taxes arising from capital gains on the sale of equity shares.

•	Future issuances or sales of equity shares and ADSs could significantly affect the trading price of our equity shares and ADSs.

•

As a foreign private issuer under U.S. securities laws, the Bank is not required to disclose as much information to investors as a U.S. issuer is required to disclose, and investors may receive less information about the Bank than they might otherwise receive from a comparable U.S. bank.

•	Foreign Account Tax Compliance Act withholding may affect payments on our equity shares and ADSs.

RISK FACTORS

You should carefully consider the following risk factors in evaluating us and our business.

Economic and Political Risks

A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.

Our performance and the quality and growth of our assets are dependent on the health of the overall Indian economy. Indian GDP growth fluctuates from year to year due to various factors. Elevated inflation, high interest rates, weak exports, and a rollback of pandemic-related Government expenditure were some of the important factors that influenced India’s growth trajectory in fiscal year 2023. For the full fiscal year 2023, GDP growth stood at 7.6 percent. Following reforms and revisions to the calculation of GDP estimates by the NSO and MoSPI in India, where the base year was revised to fiscal year 2023 instead of fiscal year 2012, in fiscal year 2024, GDP growth stood at 7.2 percent, driven by higher investment and strong manufacturing sector growth. GDP growth remained stable at 7.1 percent in fiscal year 2025, drawing support from services, agriculture, and the export sector. In fiscal year 2026, India’s GDP growth improved to 7.7 percent. The improvement was primarily driven by a rebound in consumption demand on account of GST rate cuts and monetary policy easing by the RBI. Looking forward, the RBI estimates India’s GDP to grow by 6.6 percent in fiscal year 2027, as elevated energy and other commodity prices and shocks to the availability of inputs due to disruptions in the Strait of Hormuz may adversely impact growth. However, sustained momentum in consumption demand, supported by GST rate cuts, and healthy balance sheets of financial institutions and corporates are likely to provide support.

The Indian economy is also affected by global macroeconomic factors. Global growth slowed to 3.5 percent in 2022 due to increasing geopolitical tensions and elevated inflation levels. From 2022 and into 2023, an era of high interest rates, elevated inflation, geopolitical uncertainty, lingering stress in China’s property sector and climate chaos impacted economic confidence around the globe. Growth slowed again in 2023 to 3.2 percent and improved marginally to 3.3 percent in 2024 according to the International Monetary Fund (the “IMF”). Global growth improved to 3.5 percent in 2025 with growth in the United States estimated at 2.1 percent, while growth in China remained stable at 5.0 percent, according to the IMF. For 2026, the IMF expects global growth to moderate to 3.0 percent from 3.3 percent projected prior to the beginning of the conflict in the Middle East involving Iran, Israel and the United States, with downside risks arising from geopolitical tensions, tighter financial conditions, and elevated commodity prices. GDP growth in the United States is expected to hold up at 2.3 percent, while China’s GDP growth is expected to decrease to 4.6 percent. See also “—Financial and political instability in other countries may cause increased volatility in the Indian financial market.”

In India, gross FDI inflows stood at US$ 94.5 billion in fiscal year 2026 as compared to a gross inflow of US$ 81.0 billion in fiscal year 2025. Net FDI inflows increased to US$ 6.9 billion in fiscal year 2026 as compared to US$ 1.0 billion in fiscal year 2025. In fiscal year 2026, the increase in FDI inflows was primarily driven by government reforms, progress in India’s trade negotiations, and strong growth momentum in the economy, and was supplemented by continued FDI investments in data centers and in the services sector. Net portfolio investments experienced an outflow of US$ 16.5 billion in fiscal year 2026, due to a heightened risk sentiment following global tariff uncertainty and the outbreak of war in the Middle East, as compared to net inflows of US$ 2.8 billion in fiscal year 2025 and US$ 41.0 billion in fiscal year 2024. Net FDI flows vary based on the perceived health of the Indian economy and global market developments. For example, the higher inflows seen in fiscal year 2024 were influenced by positive sentiment following the announcement of India’s inclusion in JP Morgan’s bond index. In contrast, the moderation experienced in fiscal year 2025 could be attributed to a worsening risk sentiment and increased volatility in the global markets, with net FPI outflows in equities rising to US$ 25 billion in the second half of fiscal year 2025, compared to net inflows of US$ 10 billion in the first half of fiscal year 2025. Debt inflows by FPIs stood at US$ 17.5 billion in fiscal year 2025. In fiscal year 2026, the increase in FDI inflows was primarily driven by government reforms, progress in India’s trade negotiations, and strong growth momentum in the economy, and was supplemented by continued FDI investments in data centers and in the services sector.

Indian bank credit growth also experiences variations over time. Bank credit growth had improved from 10.7 percent in fiscal year 2022 (end of period) to 15.8 percent in fiscal year 2023 (end of period), and further to 19.1 percent in fiscal year 2024 (including the impact of the Transaction, where loans moved from the housing finance system to the banking system). However, credit growth moderated to 11.1 percent in fiscal year 2025 as stricter norms for unsecured retail loans by the RBI and weak consumer demand weighed on retail lending. Credit growth stood at 14.1 percent in fiscal year 2026 (end of period). The major factors that contributed to the increase in credit growth in fiscal year 2026 compared to fiscal year 2025 include the reduction in interest rates by the RBI, GST rate cuts, which aided consumption demand, and infrastructure spending by the Government. Following reforms and revisions to the calculation of GDP estimates by the NSO and MoSPI in India, where the base year was revised to fiscal year 2023 instead of fiscal year 2012, gross savings in the economy improved to 34.9 percent of GDP in fiscal year 2025, compared with 32.8 and 29.8 percent of GDP in fiscal years 2024 and 2023, respectively. Similarly, gross savings by households increased to 21.7 percent of GDP in fiscal year 2025 from 20.6 and 20.0 percent of GDP in fiscal years 2024 and 2023, respectively. Household savings in physical assets moderated marginally to 13.9 percent of GDP in fiscal year 2025 compared to 14.1 percent of GDP in fiscal years 2024 and 2023. Further, gross savings by households in financial assets moderated marginally to 12.0 percent of GDP in fiscal year 2025 from 12.3 percent and 10.9 percent of GDP in fiscal years 2024 and 2023, respectively.

Net financial savings for households rose to 7.0 percent of GDP in fiscal year 2025 from 5.8 and 5.3 percent of GDP in fiscal years 2024 and 2023, respectively, as household financial liabilities moderated to 4.9 percent of GDP in fiscal year 2025 from 6.6 percent and 6.1 percent of GDP in fiscal years 2024 and 2023, respectively. This was, in part, driven by a moderation in unsecured credit following the RBI’s direction to banks to increase risk weights for unsecured personal loans, credit card receivables and lending to NBFCs in November 2023, with growth in unsecured credit moderating from 28.0 percent in fiscal year 2023 to 23.0 percent in fiscal year 2024, and further to 8.3 percent in fiscal year 2025. Growth increased to 11.3 percent in March 2026, with increased credit demand on account of GST rate cuts.

Economic uncertainty may also have an adverse impact on corporate capital expenditure, which can slow down and become dependent on public-sector spending. If private capital expenditure or Government capital expenditure is low, delayed, or becomes constrained by fiscal consolidation, demand for our products, such as project finance, working capital, and related products, could decrease, and repayment stress could increase. This could have a material adverse effect on our business, asset quality, results of operations and financial position.

A stronger than expected slowdown in the economy has in the past led to, and might again in the future lead to a greater than expected slowdown in credit growth and increase the level of non-performing and restructured loans. Our gross non-performing loans as a percentage of our total loan portfolio decreased to 1.2 percent in fiscal year 2026 from 1.3 percent in fiscal year 2025. If the growth prospects of the Indian economy deteriorate, our asset base may erode, which would result in a material decrease in our net profits and total assets, which could materially adversely affect our business, results of operations and financial position.

Our business is particularly vulnerable to interest rate risk, and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

Our results of operations depend to a great extent on our net interest revenue. During fiscal years 2024 and 2025, net interest revenue after provision for credit losses represented 60.1 percent and 55.8 percent of our net revenue, respectively. During fiscal year 2026, net interest revenue after provision for credit losses represented 57.2 percent of our net revenue. Changes in market interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. Further, an increase in interest rates could negatively affect demand for our loans and credit substitutes, and we may not be able to achieve our volume growth, which could adversely affect our net income. A decrease in interest rates could result in a decrease in interest revenue relative to interest expense due to the repricing of our loans at a pace faster than the rates we pay on our interest-bearing liabilities. Further, if the proportion of time deposits, which have relatively higher rates compared to current and savings accounts, within our total deposit base increases, the impact of such risks on our net interest margin may be heightened. The quantum of the changes in interest rates for our assets and liabilities may also be different. For example, our net interest margins decreased in fiscal years 2024 and 2025 as a result of the Transaction, because HDFC Limited had a relatively lower-yielding asset product mix and a relatively higher cost of funds compared to the Bank. In fiscal year 2026, our net interest margin marginally decreased due to a combination of interest rate cuts, which transmitted more rapidly through our floating-rate loan portfolio compared to our deposit base, and a decrease in the higher funding costs that had carried over pursuant to the Transaction.

Consumer Price Index (“CPI”) inflation averaged 5.4 percent for the full fiscal year 2024, moderating compared to 6.6 percent in fiscal year 2023 primarily on account of a favorable base effect caused by high inflation in fiscal year 2023. Inflation further moderated to 4.6 percent in fiscal year 2025, primarily on account of the sharp correction in food prices between November 2024 and March 2025. For fiscal year 2026, inflation averaged 2.1 percent, supported by moderation in food prices and GST rate cuts.

The RBI expects CPI inflation to average 5.1 percent in fiscal year 2027 considering the pressure from higher energy prices. Additional risks that may impact the forecasts primarily relate to a prolonged conflict in the Middle East and the related rise in input costs and disruption of energy supplies, and the rising probability of the El Niño climate phenomenon in 2026 that could impact the seasonal rainfall in India, leading to pressure on food prices.

After years of monetary easing, the RBI announced an off-cycle rate hike in May 2022 of 40 basis points and a rate hike of 50 basis points in June 2022. To control rising inflationary pressures due to supply chain disruptions and geopolitical tensions, the RBI raised the repo rate cumulatively by 250 basis points to 6.5 percent in fiscal year 2023 and kept the rate unchanged in 2024. In February and March 2025, headline consumer price inflation eased to 3.5 percent and 3.6 percent, respectively, falling below the RBI’s medium-term target of 4.00 percent. This moderation was primarily driven by a sharp decline in food inflation. With price pressures easing, the RBI projects inflation to remain broadly aligned with its 4.00 percent target over the course of fiscal year 2025. The RBI cut rates by 25 basis points in each of its monetary policy meetings in February 2025 and April 2025 and by 50 basis points in June 2025, with the repo rate moving from 6.5 percent in February 2025 to 5.5 percent in June 2025. Weak global growth amid ongoing trade tensions and tariff-related uncertainties has weighed on the external outlook and made a stronger case for further easing of monetary conditions.

The RBI raised the policy rate cumulatively by 250 basis points between April 2022 and April 2023, to 6.50 percent and kept the rate unchanged in 2024. The RBI cut rates by 25 basis points in each of its monetary policy meetings in February 2025 and April 2025 and by 50 basis points in June 2025, and again by 25 basis points in December 2025 with the repo rate moving from 6.5 percent in February 2025 to 5.25 percent in December 2025. Since then, the RBI has maintained the repo rate at 5.25 percent at its February 2026, April 2026 and June 2026 meetings.

To make the liquidity situation more comfortable, the RBI conducted net OMOs worth Rs. 2.1 trillion in fiscal year 2022. In fiscal year 2023, the RBI conducted net OMO sales of Rs. 350 billion and hiked the cash reserve ratio (“CRR”) rate by 50 basis points to 4.5 percent in May 2022. In fiscal year 2024, the RBI attempted to reduce excess liquidity from the system. The central bank imposed I-CRR (incremental cash reserve ratio) at its August 2023 policy to reduce liquidity injection related to the withdrawal of Rs. 2,000 notes though reversed it later in a phased manner. The RBI also conducted net OMO sales worth Rs. 185.1 billion in fiscal year 2024 in the secondary market. The RBI conducted two-way tuning operations (VRRs and VRRRs) of different tenures to manage liquidity conditions in 2024, and preferred to keep the liquidity conditions tight. In December 2024, it reduced the CRR by 50 basis points to 4.0 percent, restoring it to the level prevailing before the April 2022 tightening cycle. As liquidity deficits started increasing in 2025, the RBI intervened through a combination of USD/INR buy/sell swaps, OMO auctions, long-duration VRRs, and daily VRRs, injecting additional liquidity to improve the liquidity situation and improve transmission of policy rate cuts in order to support economic activity. Further, in June 2025, the RBI reduced the CRR by 100 basis points to 3.0 percent in four equal tranches between September 2025 and November 2025. Accordingly, banks are required to maintain a CRR of 3.75 percent, 3.5 percent, 3.25 percent and 3.0 percent of their NDTL effective from the reporting fortnight beginning September 6, October 4, November 1 and November 29, 2025, respectively. In fiscal year 2026, the RBI injected liquidity of approximately Rs. 13.8 trillion through a combination of VRR rate cuts, USD/INR buy/sell swaps, OMO auctions, and long-duration VRRs. As a result of these measures, by March 2026, systemic liquidity improved to Rs. 3.2 trillion.

Any volatility in interest rates could have a material adverse effect on our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance.

Financial and political instability in other countries may cause increased volatility in the Indian financial market.

Global Economic and Market Developments

The Indian market and the Indian economy are influenced by the economic and market conditions in other countries, particularly the emerging market countries in Asia and major global economies like the United States and Eurozone economies, in relation to trade, investment, commodity prices such as oil, capital flows, and supply chains. Accordingly, global slowdowns or booms significantly impact growth, inflation, and investor sentiment in India’s economy, while the Indian economy’s own growth also impacts the global economy. India’s energy sector is under strain due to global energy supply disruptions, primarily due to geopolitical tensions and fluctuations in global oil prices. With India importing approximately 80 percent of its oil requirements, any significant rise in energy prices, as seen in 2025 and 2026, adds substantial pressure on India’s fiscal deficit and inflation. This, in turn, raises input costs for industries, undermines consumer purchasing power, and hampers growth momentum. The pressure on the balance of payments also increases, as higher import bills strain foreign exchange reserves.

Financial turmoil in Sri Lanka, Russia and elsewhere in the world in recent years has affected the Indian financial market as investor sentiment was negatively impacted during such episodes. In 2023, several factors influenced investors’ sentiment, such as the stress in the U.S. regional banking sector, the last-minute revision in the U.S. debt ceiling, and the U.S. sovereign credit rating downgrade. In 2024, the continuing conflict between Russia and Ukraine, the conflict between Israel and Hamas, and lingering stress in the property sector in China were the key factors affecting investor sentiment. In 2025, tariffs on imports by the United States led to tariff-related uncertainty, resulted in financial market volatility, and impacted investors’ confidence. The tariff announcements by the United States and retaliatory tariffs by China led to increased uncertainty and downward revisions in global growth, which significantly and adversely impacted investors’ confidence. Negotiations between the United States and several trading partners resulted in a series of bilateral framework agreements and temporary tariff relief in 2025, though trade tensions remained a persistent source of uncertainty. However, in February 2026, the U.S. Supreme Court ruled that the baseline reciprocal tariffs and certain higher additional tariffs imposed by the U.S. President in April 2025 pursuant to the International Emergency Economic Powers Act (“IEEPA”) were unlawful. Following the ruling by the U.S. Supreme Court, the U.S. President signed a proclamation imposing a new 10 percent global tariff under Section 122 of the Trade Act of 1974. Significant uncertainty remains regarding the imposition of tariffs pursuant to IEEPA, including with respect to timing, amount, the status of any current appeal and the potential for further appeal.

The escalating conflict between Israel and Iran, including U.S. intervention, has also added to market turmoil and volatility in oil prices, which has further adversely impacted investor sentiment. In June 2025, Israel and the United States launched a military strike on Iranian nuclear and military facilities. Iran retaliated by targeting U.S. military bases, certain Israeli territory, and energy and civilian infrastructure in the Gulf states. The conflict expanded further in early 2026 when the United States and Israel launched large-scale strikes against Iran, targeting Iranian military infrastructure and senior leadership. The conflict resulted in significant disruption to global energy markets. For example, crude oil prices surged sharply and disruptions to oil and LNG flows through the Strait of Hormuz intensified concerns about energy supply security. These developments have substantially weighed on investor sentiment globally and added to volatility in financial markets.

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

The macroeconomic, trade and regulatory environment has become increasingly fragmented, with continuing disruptions of global supply chains in several industries. Such disruptions have been, and may be, caused by, among other things, trade policies, cybersecurity incidents, global health crises, political tensions, war, strikes, riots, civil commotion, violent weather conditions or other natural disasters. Amid increasing inflationary pressures, interest rates rose significantly during the first half of 2023. Central banks in developed markets raised benchmark rates significantly in order to help ease inflationary pressures while also commencing quantitative tightening. With moderating inflation, major central banks (including the European Central Bank (“ECB”), Bank of England (“BoE”) and the U.S. Federal Reserve) started cutting rates in 2024. In 2024, the ECB reduced rates by 100 basis points to 3.0 percent by the end of 2024. Similarly, the BoE reduced policy rates by 50 basis points to 4.75 percent, and the U.S. Federal Reserve also reduced rates by 75 basis points to 4.50-4.75 percent in 2024. In 2025, the U.S. Federal Reserve reduced rates further by 75 basis points, to 3.50-3.75 percent, the ECB reduced rates by 100 basis points to 2.0 percent and the BoE reduced rates by 100 basis points to 3.75 percent. As of the end of June 2026, the BoE and the U.S. Federal Reserve continued to hold rates at 3.75 percent and 3.50-3.75 percent, respectively, while the ECB increased rates by 25 basis points to 2.25 percent in June 2026. However, uncertainty regarding the inflation outlook due to developments in the Middle East and rising energy prices has increased the risk of inflation remaining elevated and could push major central banks to adopt a more cautious approach to rate cuts or, as the ECB did in June 2026, consider rate increases.

The global credit and equity markets have experienced substantial dislocations, liquidity disruptions and market corrections, including in connection with the COVID-19 pandemic, the Russia-Ukraine war and the Middle East conflict. In Europe, the impact of the European sovereign debt crisis, the withdrawal of the United Kingdom from the European Union, Italian political and economic developments, the Swiss bank crisis, protests in France, the refugee crisis and the increasing attractiveness of populist and anti-austerity movements to voters have all contributed to political and economic uncertainty. More recently, the federal elections in Canada, the outcome and political developments following the general elections in Germany, the re-election of Donald Trump and introduction of steep tariffs on imports by the United States and retaliatory tariffs by China, the continuing ambiguity around negotiations relating to the Russia-Ukraine conflict and the United States-Iran conflict, have added to global economic and political uncertainties.

Global Political Developments

Over the last two fiscal years, global political uncertainty has remained elevated, driven by electoral transitions, shifts in trade policy, and ongoing geopolitical conflicts. A key development was the re-election of Donald Trump as the president of the United States in November 2024. Further, elections were held in the United Kingdom in 2024 and in Germany in 2025, which resulted in changes in ruling party/coalition, while in Canada there has been a change in leadership, though the same party returned to power in the elections held in May 2025. In addition, the U.S. midterm elections will take place in November 2026 and could further contribute to volatility in financial markets.

The U.S. administration has levied import tariffs across countries, as well as on some specific products. Although certain countries negotiated bilateral trade agreements with the United States to mitigate the impact of tariffs on trade and supply chains, global political uncertainty driven by shifts in trade policy remains elevated, as discussed above.

In addition, the U.S. administration carried out military strikes in Venezuela and, more recently, in Iran. In Venezuela, the United States relaxed and restructured sanctions following the appointment of an interim administration. With respect to Iran, while negotiations are in progress, trade through the Strait of Hormuz continues to be significantly disrupted as a result of the conflict. The disruption in trade has resulted in elevated energy prices, which could increase food inflation.

An escalation of political risks could have consequences both for the financial system and the greater economy, potentially leading to declines in business levels, write-downs of assets and losses across businesses in the United Kingdom, Switzerland and the European Union, which could lead to adverse consequences for global financial and foreign exchange markets. The ongoing local elections in the UK, the resignation of the UK Prime Minister in June 2026 and the upcoming midterm elections in the United States might lead to changes in their fiscal policies and trade relations with India. The ongoing war in Ukraine entered its fourth year, with limited progress toward a negotiated resolution and with some risk of further escalation in 2026. The market sentiment could worsen if the conflict persists. These conflicts tend to affect energy markets, complicate trade routes, supply chains and global growth prospects.

In Europe, political fragmentation within the European Union has slowed progress on key economic and climate initiatives. In Asia, tensions in the Taiwan Strait with China conducting military exercises have contributed to elevated geopolitical risk in the Indo-Pacific. Geopolitical tensions between India and Pakistan have increased significantly following the deadly terrorist attack on tourists in Pahalgam in Jammu and Kashmir in April 2025. The suspension of the Indus Waters Treaty suggests a protracted period of strained relations.

Looking ahead, the global political environment is expected to remain volatile. The U.S. midterm elections, tariff-related uncertainty, the continuing ambiguity around negotiations between Russia and Ukraine, and the United States and Iran, and ongoing global conflicts are expected to exacerbate global economic and political uncertainties.

International Trade Developments

In fiscal year 2026, alongside domestic issues, markets closely watched trade negotiations, structural shifts in global trade and supply chain realignment. Beginning in August 2025, tariffs imposed by the United States were significant, which weighed on India’s exports to the United States. As of February 2026, the United States removed a 25 percent additional tariff that it had imposed on India and reached an interim bilateral trade agreement with India which was to be signed in March 2026. However, due to the ruling in February 2026 by the U.S. Supreme Court on IEEPA tariffs, the further negotiations on the bilateral trade agreement are on hold. The final outcome and the net impact of trade negotiations with the United States remains uncertain.

With respect to India’s trade policies, India has concluded major trade agreements in fiscal year 2026, including the India-EU FTA, the India-UK CETA, the India-New Zealand FTA, and the India-Oman CEPA. These agreements are expected to be implemented over the next few quarters and support India’s trade.

Heightened tensions across the geopolitical landscape could also have implications for the Bank and its customers. Diplomatic tensions between China and the United States, and extending to the United Kingdom, the EU, India and other countries, may affect the Bank, creating regulatory, reputational and market risks. Apart from the United States’ tariffs, the United Kingdom, the EU, Canada and other countries have imposed various sanctions and trade restrictions on Chinese individuals and companies. In response, China has announced sanctions, trade restrictions and laws that could impact the Bank and its customers. While the United States and China agreed to lower such tariffs, the absence of a final agreement and other developments could result in persisting trade frictions between the countries which could greatly affect global markets. Furthermore, implementation of the EU’s Carbon Border Adjustment Mechanism (“CBAM”) from January 1, 2026, is also likely to have an impact on customers within sectors with exposure to the EU market. CBAM currently covers six sectors: iron and steel, cement, aluminum, fertilizers, electricity, and hydrogen.

Middle East Conflict

The ongoing geopolitical conflict involving coordinated military actions by the United States and Israel in Iran, which began in late February 2026, has led to heightened regional instability and global market volatility. The strikes, primarily targeting Iran’s nuclear and military infrastructure, triggered retaliatory responses from Iran, including missile attacks and disruptions to key shipping routes. For example, the conflict has significantly disrupted passage through the Strait of Hormuz, which serves as a critical artery for 20 percent of global oil and gas supply. For India, approximately 50 percent of its crude and approximately 60 percent of its liquefied natural gas imports pass through the Strait of Hormuz.

The conflict has also significantly damaged or disrupted oil and gas and other commodity and trade related infrastructure. The conflict has contributed to higher crude oil prices, supply chain disruptions, and increased uncertainty across financial markets, posing risks to global growth and the inflation trajectory, and exacerbating such risks due to the impact of higher energy prices. The conflict has also spread in the region, with additional armed conflict between Israel and Lebanon, and between Iran and the United Arab Emirates, Saudi Arabia, and Qatar. While negotiations are ongoing, prolonged conflict could further disrupt energy supply and increase energy prices, and damage to energy-related infrastructure could extend for several quarters beyond any termination of the conflict. Despite the announcement of a temporary ceasefire in April 2026 and ongoing negotiations for a peace deal, the situation involving Iran remains volatile and uncertain and there is a risk of conflict resuming and even escalating. Potential consequences remain highly uncertain and may include economic sanctions, economic and political instability, increases in the price of oil and natural gas, rising inflation, energy price volatility, increased costs of goods, supply chain disruptions, credit market constraints, and negative impacts on currency exchange rates.

India-Pakistan Standoff

In fiscal year 2026, geopolitical tensions between India and Pakistan increased significantly following the deadly terrorist attack on tourists in Pahalgam in Jammu and Kashmir in April 2025 and have already impacted major treaties and diplomatic relations, with a lingering risk of sudden escalation in military conflict. Terrorist attacks, including the one in Pahalgam, as well as those in Mumbai in November 2008 and Pulwama in February 2019, and other acts of violence or war may negatively affect the Indian markets on which our equity shares trade and adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and, as a result, ultimately adversely affect our business. In addition, any deterioration in relations between India and Pakistan, between India and China or between India and other neighboring countries might result in investor concerns about stability in the region, which could adversely affect the price of our equity shares and ADSs.

Russia-Ukraine Conflict

There has been limited progress toward a negotiated resolution to the ongoing war in Ukraine with increasing risk of further escalations in 2026. This continued to affect energy markets, while keeping defense expenditure elevated across countries. In February 2022, Russia launched a large-scale military invasion of Ukraine, following which many governments enacted severe sanctions against Russia, Belarus, the Crimea, Zaporizhzhia and Kherson regions of Ukraine, the self-proclaimed Donetsk People’s Republic and the self-proclaimed Luhansk People’s Republic, including, among other things, the removal of certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system, which has significantly impacted the ability to transfer funds in and out of Russia. The invasion and ongoing conflict have disrupted financial markets and have had adverse impacts on supply chains, prevailing levels of inflation and other macroeconomic conditions. The conflict could spill over to neighboring countries, and due to political instability in Eastern Europe, it is possible that further sanctions, export controls or other measures against Russia or other countries, regions, officials, individuals or industries in the respective territories may be imposed. Failure to comply with those laws could expose the Bank to civil and criminal prosecution and penalties, the imposition of export or economic sanctions against the Bank and reputational damage, all of which could materially and adversely affect the Bank’s financial results. The extent and duration of the military action, sanctions and resulting market disruptions could remain significant. The conflict has had a substantial impact on the global economy and could continue to impact the economy and our business for an unknown period of time. To the extent Russia’s invasion of Ukraine adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Israel-Hamas Conflict

In addition to the Russia-Ukraine conflict, the geopolitical conflict between Israel and Hamas continues. Following the Houthis group’s attack on international ships in the Red Sea, the United States and the United Kingdom launched a joint strike in Yemen. In April 2024, Iran was said to have launched a drone attack on Israel after the latter attacked Iran’s foreign consulate in Syria. More recently, concerns have heightened as Israel and Iran have been engaged more directly in the conflict. In January 2025, a ceasefire between Israel and Hamas was reached. However, in March 2025, Israel launched airstrikes across Gaza and further continued the attacks by targeting Iran’s alleged nuclear sites in June 2025. Attacks also persisted despite another purported ceasefire between Israel and Hamas that was reached in October 2025. In May 2026, the Prime Minister of Israel indicated the potential for further military expansion in the region.

As a result, while the conflict has so far been confined to aerial bombings on each other’s territory by Israel and Iran, with some limited U.S. involvement, a risk of further escalation still looms. If the conflict spreads further, there could be upward pressure on oil prices, which could impact global inflation and the interest rate outlook. In such a case, the conflict might impact the global rate cut cycle, which could have implications for global growth.

Financial Services Industry Developments

Events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, transactional counterparties, or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems.

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

Overall Impact of Financial and Political Developments

Although the Indian financial market has demonstrated resilience over the last fiscal year and was able to navigate through the effects of the U.S. trade tariff announcements as well as the geopolitical conflicts in the Middle East, these developments have kept the market volatile and led investors to transition toward less risky assets. As India is a rapidly growing emerging economy, the continuing geopolitical developments, the risk of renewed escalation of the Middle East conflict into a broader war, changing alliances among countries and the disruption of the passage through the Strait of Hormuz have aggravated the challenges for the domestic economy. Major areas of concern for the Indian economy include significant capital outflows by foreign investors, fluctuating global crude oil prices, a weakening rupee, a liquidity shortfall for the banking system, and shifting monetary policies by global central banks. Although domestic policymakers and regulators are taking necessary actions to contain volatility and facilitate growth, renewed uncertainty or trade disruptions could increase India’s trade deficit, eroding foreign exchange reserves, straining the domestic currency, and adversely impacting industries reliant on crude oil or raw material imports, such as aviation, paints, logistics, and automobiles. Exports from India have also been delayed or obstructed as shipping through the Strait of Hormuz has been disrupted. Additionally, the unprecedented growth in artificial intelligence applications is leading to ongoing disruptions and adding to the complexity in the world order and the financial markets. While non-performing loans in the banking sector in India remain at a multi-decade low, according to the assessment of rating agencies, any fallout from the ongoing disruptions and market volatility is expected to emerge through higher input costs, supply-chain disruptions and weaker demand. As an important participant in the financial system in India, we may be subject to the impact of the aforementioned events and could see some of our exposures adversely affected if financial market conditions deteriorate or our borrowers face heightened business risks, which could have an adverse effect on our business, future financial performance and the trading price of our equity shares and ADSs.

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

Additionally, management of operational, legal or regulatory risk requires, among other things, policies and procedures to ensure certain prohibited actions are not taken and to properly record and verify a number of transactions and events. Although we believe we have established such policies and procedures, they may not be fully effective, and we cannot guarantee that our employees will follow these policies and procedures in all circumstances. See “—Legal and Regulatory Risks—We have previously been subjected to penalties imposed by the RBI, the SEBI and other authorities. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business, whether by domestic or overseas authorities, could have a material adverse effect on our business and financial results, or cause serious reputational harm.” Unexpected shortcomings in these policies and procedures or a failure to follow them may have a material adverse effect on our business, financial position or results of operations.

Our future success will depend, in part, on our ability to respond to new technological advances and emerging banking and finance industry standards and practices on a cost-effective and timely basis. The development and implementation of such technology entails significant technical and business risks. There can be no assurance that we will successfully implement new technologies or adapt our transaction-processing systems to customer requirements or emerging market standards. Failure to properly monitor, assess and manage risks could lead to losses, which may have an adverse effect on our future business, financial position or results of operations.

In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and limited access to the capital markets may prevent us from maintaining an adequate ratio.

As of March 31, 2026, the RBI requires a minimum capital adequacy ratio of 11.9 percent of our total risk-weighted assets (“RWAs”) (including requirements for the capital conservation buffer and due to our Bank’s classification as a Domestic Systemically Important Bank (“D-SIB”)). We adopted the Basel III capital regulations effective April 1, 2013. Our capital adequacy ratio, calculated in accordance with the Basel III regulatory framework as implemented by the RBI, which is based on Indian GAAP, was 19.6 percent as of March 31, 2025 and 19.7 percent as of March 31, 2026. Our CET-I ratio was 17.2 percent as of March 31, 2025 and 17.3 percent as of March 31, 2026. Our ability to support and grow our business would be limited by a declining capital adequacy ratio. While we anticipate accessing the capital markets to offset declines in our capital adequacy ratio, we may be unable to access the markets at the appropriate time, or the terms of any such financing may be unattractive due to various reasons attributable to changes in the general environment, including political, legal and economic conditions.

The RBI’s framework on the Basel III regulations, as set out under the Reserve Bank of India (Commercial Banks – Prudential Norms on Capital Adequacy) Directions, 2025 (the “Directions on Capital Adequacy”), provides guidelines in relation to the following key items: (i) improving the quality, consistency and transparency of the capital base; (ii) enhancing risk coverage; (iii) grading the enhancement of the total capital requirement; (iv) introducing a capital conservation buffer and countercyclical buffer; and (v) supplementing the risk-based capital requirement with a leverage ratio. Under these Basel III capital regulations, Tier I capital predominantly consists of common equity of the banks, which includes common shares, reserves and stock surplus.

The Directions on Capital Adequacy also define the criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-common equity Tier I and Tier II instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. Additionally, the guidelines have set out criteria for loss absorption through the conversion or write-off of Additional Tier I capital instruments at a pre-specified trigger level. The minimum Common Equity Tier I capital of 5.5 percent of RWAs is required to be maintained by banks along with a capital conservation buffer of 2.5 percent of RWAs, in the form of Common Equity Tier I capital. The RBI issued the ’Framework for dealing with Domestic Systemically Important Banks (D-SIBs)’ on July 22, 2014. Domestic Systemically Important Banks (“D-SIBs”) are required to maintain additional CET-I capital requirements ranging from 0.2 percent to 1.0 percent of RWAs. We have been classified as a D-SIB beginning April 1, 2018. In its press release dated December 28, 2023, the RBI prescribed an additional CET-I requirement (as a percentage of RWAs) for the Bank of 0.4 percent, which became effective on April 1, 2025, maintaining the Bank’s aggregate capital requirement at 11.9 percent. The RBI, in its press release dated December 2, 2025, confirmed that this additional CET-I requirement (as a percentage of RWAs) for the Bank would remain at 0.4 percent. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Domestic Systemically Important Banks.”

Banks will also be required to have an additional capital requirement towards countercyclical capital buffer (“CCCB”) in the form of CET I capital varying between zero percent and 2.5 percent of the RWAs as and when implementation is announced by the RBI. The RBI has not yet activated the CCCB, and in its press release dated May 18, 2026, stated that it was not necessary to activate CCCB at this point. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Countercyclical Capital Buffer.”

The Liquidity Coverage Ratio (“LCR”) is a measure of a bank’s high-quality liquid assets (“HQLA”) compared to its anticipated cash outflows over a 30-day period. Under the Reserve Bank of India (Commercial Banks—Asset Liability Management) Directions, 2025, which came into effect on November 28, 2025, the minimum LCR requirement is 100 percent (i.e., the stock of HQLA must be at least equal to total net cash outflows), on an ongoing basis.

With effect from April 1, 2026, the RBI requires banks to apply an additional 2.5 percent run-off rate on retail deposits and deposits by small-business customers enabled with internet and mobile banking, impose haircuts on Level 1 HQLA government securities in line with the haircuts prescribed by the RBI in relation to the Liquidity Adjustment Facility (“LAF”) and Marginal Standing Facility (“MSF”) margin requirements, and reduce the run-off rate for wholesale funding from non-financial entities—such as trusts, partnerships, LLPs and other incorporated entities—from 100 percent to 40 percent. These various requirements, including requirements to increase capital to meet increasing capital adequacy ratios, could require us to forgo certain business opportunities. Since we have been classified as a D-SIB under Basel III, we are required to maintain a minimum leverage ratio of 4.0 percent as compared to 3.5 percent required to be maintained by other scheduled commercial banks.

We believe that the demand for Basel III compliant debt instruments, such as Tier II capital eligible securities, may vary depending on market conditions. The regulations governing issuance of non-equity regulatory capital instruments by banks are provided under the Directions on Capital Adequacy. See “Supervision and Regulation— I. Regulations Governing Banking Institutions—RBI Regulations—Capital Adequacy Requirements”. It is unclear what effect, if any, these amendments may have on the issuance of Basel III compliant securities or if there will be sufficient demand for such securities. It is also possible that the RBI could further amend the eligibility criteria of such instruments in the future if the objectives identified by the RBI are not met, which would create additional uncertainty regarding the market for Basel III compliant securities in India.

If we are unable to meet the new and revised requirements, including both requirements applicable to banks generally and requirements imposed on us as a D-SIB, our business, future financial performance and the trading price of our ADSs and equity shares could be adversely affected.

Regulatory changes may affect the amount of capital that we are required to hold. Our ability to grow our business and execute our strategy is dependent on our level of capitalization, and we may be required to raise resources from the capital markets or to divest our stake in one or more of our subsidiaries to meet our capital requirements. Any reduction in our regulatory capital ratios, changes to the capital requirements applicable to the Bank on account of regulatory changes or otherwise, our inability to access capital markets or otherwise increase our capital base and our inability to meet stakeholder expectations of the appropriate level of capital for the Bank, while also meeting expectations of return on capital, may limit our ability to maintain our market standing and grow our business, and adversely impact our future performance and strategy. We may seek to access the equity capital markets in the future, or make additional divestments of our investments in our subsidiaries and affiliates. Any issuance of additional equity shares would dilute the shareholding of existing shareholders. Our life insurance subsidiary, HDFC Life, our NBFC subsidiary, HDBFSL, and our general insurance joint venture, HDFC ERGO, are also subject to solvency and capital requirements imposed by their respective regulators. While we do not expect these entities to require significant additional equity capital, any requirement for the Bank to make additional equity investments in these entities in the event of an increase in their capital requirements due to regulation or material stress would impact our capital adequacy.

We rely on third parties, including service providers, overseas correspondent banks and other Indian banks, which may not perform their obligations satisfactorily or in compliance with the law.

We rely on different types of third parties, which exposes us to certain risks. For example, we enter into outsourcing arrangements with third-party agencies and vendors, in compliance with the RBI guidelines on outsourcing. These entities provide services that include, among other things, cash management services, software services, client sourcing, debt recovery services, and call center services. However, we cannot guarantee that there will be no disruptions in the provision of such services or that these third parties will adhere to their contractual obligations. We rely on our overseas correspondent banks to facilitate international transactions, and the Indian banking industry as a whole is interdependent in facilitating domestic transactions. There is no assurance that our overseas correspondent banks or our domestic banking partners will not fail or face financial problems (such as financial problems arising from or in relation to fraud uncovered in early 2018 at one of India’s public sector banks).

In addition, the Insurance Regulatory and Development Authority of India (Protection of Policyholders’ Interests, Operations and Allied Matters of Insurers) Regulations, 2024 read with the Master Circular on Insurers and Allied Matters of Insurers permit our general insurance joint venture, HDFC ERGO, to outsource certain activities that are not essentially core to the operations of the insurer. While the regulation aims to control any such outsourced activity by establishing measures such as binding agreements, due diligence processes (including cost-benefit analysis), business continuity plans, and periodic risk assessments and annual performance evaluations with respect to the service providers, these protections may fail and HDFC ERGO may not be able to deliver its services to its customers in an uninterrupted manner and on a continuous basis at all times, in the event of a disruption of services provided by such service providers.

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

We have grown progressively over the past few years, including most recently as a result of the Transaction. Our loan growth rate has been significantly higher than that of the Indian banking industry. Our loans in the three-year period ended March 31, 2025 grew at a compound annual growth rate of 25.7 percent. The compound annual growth rate for the Indian Banking Industry for the same period was approximately 16.1 percent. In the three-year period ended March 31, 2026, our loans grew at a compound annual growth rate of 21.9 percent. Recent growth in our business is partly attributable to the expansion of our branch network and due to the Transaction. As of March 31, 2024, we had a branch network comprised of 8,738 branches, which increased to 9,689 branches as of March 31, 2026. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—FY 2024 Transaction with HDFC Limited.”

Section 23 of the Banking Regulation Act 1949 (the “Banking Regulation Act”) provides that banks must obtain the prior approval of the RBI to open new banking outlets. Further, the RBI may cancel a license for violations of the conditions under which it was granted. The RBI issues instructions and guidelines to banks on branch authorization from time to time. With the objective of liberalizing the branch licensing process, the RBI, effective September 2013, granted general permission to banks, including us, to open banking outlets in Tier 1 to Tier 6 centers, subject to a requirement to report to the RBI and certain other conditions. In May 2017, the RBI liberalized the branch authorization policy further. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Regulations Relating to the Opening of Banking Outlets.” If we are unable to perform in a manner satisfactory to the RBI in any of these centers or we are unable to find a sufficient number of locations where we would be able to comply with the specified conditions, there may be an adverse impact on the number of banking outlets we will be able to open, which would, in turn, have an adverse impact on our future growth.

In addition, our rapid growth has placed, and if it continues, will place, significant demands on our operational, credit, financial and other internal risk controls, including:

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

Our success depends in large part upon our experienced independent Board members, management team and skilled personnel, and our ability to attract and retain such persons.

The effectiveness of our Board depends in part on the continued expertise of our independent directors, including the Part-Time Chairman of the Board. Changes in the composition of our Board, including the transition or departure of independent directors or the Part-Time Chairman of the Board due to regulatory requirements, tenure limits, resignation (as in the case of our former Part-Time Chairman) or other reasons, have sometimes resulted in a temporary loss of institutional knowledge, disruption to Board functioning or delays in decision-making. While the Board’s Governance, Nomination and Remuneration Committee oversees succession plans for the Board, there can be no assurance that suitably qualified and experienced candidates, particularly those meeting independence and regulatory criteria, will be identified and appointed in a timely manner, with respect to any given vacancy, or that new appointees will integrate into the Board without disruption. Any such disruption may adversely affect governance oversight, strategic guidance, and stakeholder confidence, which could have a material adverse impact on our business, results of operations, and financial position.

We are also highly dependent on our management team, including the efforts of our Managing Director and Chief Executive Officer, our Deputy Managing Director and our Executive Director, as well as other members of our senior management. Our future performance is dependent on the continued service of these persons or similarly skilled and qualified successors. In addition, we face a continuing challenge to recruit and retain a sufficient number of skilled personnel, particularly if we continue to grow. Competition for management and other skilled personnel in our industry is intense, and we may not be able to attract and retain the personnel we need in the future. While the Bank has instituted a succession planning policy with respect to key personnel of the Bank, the loss of key personnel may restrict our ability to grow and, among other things, achieve our ESG-related commitments and consequently have a material adverse impact on our results of operations and financial position. High voluntary employee turnover may also reduce organizational performance and productivity, which may have a further adverse impact on our results of operations and financial position and cause us to fail to deliver on our strategic growth plans.

Our funding is primarily short- and medium-term, and if depositors do not roll over deposited funds upon maturity, our net income may decrease.

Most of our funding requirements are met through short-term and medium-term funding sources, primarily in the form of retail deposits. Short-term deposits are those with a maturity not exceeding one year. Medium-term deposits are those with a maturity of greater than one year but not exceeding three years. See “Selected Statistical Information—Funding.” However, a portion of our assets have long-term maturities, which sometimes causes funding mismatches. As of March 31, 2026, 24.8 percent of our loans are expected to mature within the next year and 41.9 percent of our loans are expected to mature in the next one to three years. As of March 31, 2026, 34.1 percent of our deposits are expected to mature within the next year and 32.9 percent of our deposits are expected to mature in the next one to three years. In our experience, a substantial portion of our customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, if a substantial number of our depositors do not roll over deposited funds upon maturity, our liquidity position will be adversely affected and we may be required to seek more expensive sources of funding to finance our operations, which would result in a decline in our net income and have a material adverse effect on our financial condition. We may also face a concentration of deposits by our larger depositors. Any sudden or large withdrawals by such large depositors may impact our liquidity position. As our depositors provide our principal source of liquidity, a decline in rollovers could further exacerbate any existing imbalance in loans compared to deposits. As a result, if we are unable to maintain or grow our low-cost deposits, our financial condition and results of operations may be materially adversely affected. This risk was heightened following completion of the Transaction due to the volume of high-cost borrowings that we acquired from HDFC Limited.

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

For example, after years of monetary easing, the RBI announced an off-cycle rate hike in May 2022 of 40 basis points and a rate hike of 50 basis points in June 2022. To control rising inflationary pressures due to supply chain disruptions and geopolitical tensions, the RBI raised the repo rate cumulatively by 250 basis points to 6.5 percent in fiscal year 2023 and kept the rate unchanged in 2024. With moderating inflationary pressures and support from domestic growth, the RBI entered a rate cut cycle in 2025, slashing the rate by 25 basis points in each of its monetary policy meetings in February 2025 and April 2025 and by 50 basis points in June 2025, with the repo rate moving from 6.5 percent in February 2025 to 5.5 percent in June 2025. The RBI further reduced the policy rate by 25 basis points in December 2025, bringing the repo rate down to 5.25 percent. Since then, the RBI has maintained the repo rate at 5.25 percent at its February 2026, April 2026 and June 2026 meetings.

With the occurrence of the U.S.-Iran conflict and consequent rise in commodity prices, inflationary risks have resurfaced. Moreover, weather-related disruptions in 2026, such as the prediction of El Niño weather conditions, may further increase the inflation trajectory in fiscal year 2026. In addition, any continued widespread disruption in energy supply due to conflict in the Middle East also presents a risk to growth and may result in continued elevated energy prices. Given this backdrop, the RBI has remained cautious and plans to observe the impact on growth and inflation over the coming months due to global and domestic risks. If inflationary indicators arise, the RBI may increase interest rates over the coming quarters.

We are structurally exposed to interest rate risk, including because of certain mandated reserve requirements of the RBI. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Legal Reserve Requirements.” These requirements result in Indian banks, such as ourselves, maintaining assets complying with statutory liquidity ratio (“SLR”) requirements (according to the RBI guidelines currently in force) equal to 18.0 percent of our net demand and time liabilities in securities issued by the Government as SLR. We were also required to maintain a CRR of 3.75 percent, 3.5 percent, 3.25 percent and 3.0 percent of our NDTL effective from the reporting period beginning September 6, October 4, November 1 and November 29, 2025, respectively. We are also required to hold government securities as part of our high-quality liquid assets to maintain our LCR, as mandated by the RBI. This, in turn, means that we could be adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. A rise in yields on fixed income securities, including Government securities, will likely adversely impact our profitability. A rising interest rate environment acts as a headwind for economic growth and thus can impact our profitability. The aforementioned requirements would also have a negative impact on our net interest income and net interest margins since interest earned on our investments in Government-issued securities is generally lower than that earned on our other interest-earning assets. In addition, the performance of our mutual fund business through our subsidiary HDFC AMC may be impacted by a change in interest rates or by adverse movements in the equity markets, which would have a negative impact on our revenues and profits from this business.

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin would be adversely impacted. A slower growth in low-cost deposits in the form of current and savings account deposits compared to total deposits would result in an increase in the cost of funds and could adversely impact our net interest margin if we are not able to pass on the increase to borrowers. As a result of the Transaction, we acquired high-cost borrowings from HDFC Limited, which increased our costs of funds in fiscal years 2024 and 2025. Our net interest margin takes into account high debt funded costs due to the Transaction. In fiscal year 2026, our net interest margin marginally decreased due to a combination of interest rate cuts, which transmitted more rapidly through our floating-rate loan portfolio compared to our deposit base, and a decrease in the higher funding costs that had carried over pursuant to the Transaction. An inability to grow our low-cost deposits to balance out the increase in our cost of funds could result in longer term adverse impacts on our net interest margins. See “—Risks Relating to Our Structure and the Transaction—We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs”.

Introduction of higher deposit interest rates by banks with whom we compete may also lead to revisions in our deposit rates to remain competitive, which could adversely impact our cost of funds. Alternatively, a choice not to engage in what we consider to be unsustainable competitive pricing could cause us to lose market share in the short or longer term, which could have a material adverse effect on our results of operations and profitability. We are also exposed to interest rate risk through our treasury operations and through the operations of our joint venture HDFC ERGO and of certain of our subsidiaries, including HDFC Life, which have a portfolio of fixed income securities. In our asset management business, we manage money market, debt and hybrid mutual fund schemes whose performance could be adversely impacted by a rise in interest rates, which in turn could adversely impact our revenues and profits from this business. See also “—Our business is particularly vulnerable to interest rate risk, and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our treasury income and our financial performance”.

We could experience a decline in our revenue generated from activities on the equity markets if there is a prolonged or significant downturn on the Indian stock exchanges, and we may face difficulties in getting regulatory approvals necessary to conduct our business if we fail to meet regulatory limits on capital market exposures.

We provide a variety of services and products to participants involved with the Indian stock exchanges. These include working capital funding and margin guarantees to share brokers, personal loans secured by shares, IPO finance for retail customers, stock exchange clearing services, collecting bankers in various public offerings and depository accounts. If there is a prolonged or significant downturn on the Indian stock exchanges, our revenue generated by offering these products and services may decrease, which would have a material adverse effect on our financial condition. We are required to maintain our capital market exposures within the limits as prescribed by the RBI. Our capital market exposures consist primarily of investments in equity shares, loans to share brokers and financial guarantees issued to stock exchanges on behalf of share brokers.

In accordance with RBI guidance, the aggregate exposure of a bank to capital markets (both fund-based and non-fund-based) is limited to 40.0 percent of its net worth (calculated in accordance with the Directions on Concentration Risk Management issued by the RBI) as of March 31 of the previous year. Within this overall ceiling, the bank’s direct investment in shares, convertible bonds and debentures, units of equity-oriented mutual funds and all exposures to Alternate Investment Funds (“AIFs”) is limited to 20.0 percent of its net worth. Further, the intra-day capital markets exposure of custodian banks issuing Irrevocable Payment Commitments (“IPCs”) is limited to 30.0 percent of the settlement amount. Our capital market exposure as of March 31, 2026 was 16.1 percent of our net worth on a non-consolidated basis and 21.0 percent on a consolidated basis in each case, under Indian GAAP. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Regulations Relating to Capital Market Exposure.” If we fail to meet these regulatory limits in the future, we may face difficulties in obtaining other regulatory approvals necessary to conduct our normal course of business, which would have a material adverse effect on our business and operations.

Any failure of, or material weakness in, our internal control system could cause significant errors, which may have a material adverse effect on our reputation, business, financial position or results of operations.

We are responsible for establishing and maintaining adequate internal measures commensurate with our size and complexity of operations. Our internal or concurrent audit functions are equipped to make an independent and objective evaluation of the adequacy and effectiveness of internal controls on an ongoing basis to ensure that business units adhere to our policies, compliance requirements and internal circular guidelines. While we periodically test and update, as necessary, our internal control systems, we are exposed to operational risks arising from the potential inadequacy or failure of internal processes or systems, and our actions may not be sufficient to guarantee effective internal controls in all circumstances. Given our high volume of transactions, it is possible that errors may repeat or compound before they are discovered and rectified. Our systems and internal control procedures that are designed to monitor our operations and overall compliance may not identify every instance of non-compliance or every suspicious transaction. When internal control weaknesses are identified, our actions may not be sufficient to fully correct such internal control weakness. We face operational risks in our various businesses and there may be losses due to deal errors, settlement problems, pricing errors, inaccurate reporting, breaches of confidentiality, fraud and failure of mission-critical systems or infrastructure. Any error, tampering or manipulation could result in losses that may be difficult to detect.

In addition, on account of the Transaction, we documented additional controls to integrate and align the incoming businesses, processes, and systems into the existing internal control framework of the Bank, we evaluated and documented controls over the business combination lifecycle and we enhanced internal controls across the Group including the amalgamated and acquired entities, which prior to the Transaction were not subject to the requirements of the Sarbanes-Oxley Act, to align them with the control framework of the Bank, as the holding company of the Group.

We have in the past been the subject of SEBI orders relating to our processes, systems and controls. There can be no assurance that a failure of our internal control system will not occur in the future, which could materially adversely affect our business and results of operations. If we are unable to maintain effective internal controls over our operations, including the operations of the entities amalgamated and acquired in the Transaction and the operations of branches outside of India, in accordance with the Sarbanes-Oxley Act, we may come under additional regulatory scrutiny or be the target of enforcement actions or litigation, or suffer monetary losses or adverse reputational effects which, in each case, could be material, and could have a material adverse effect on our business, financial position or results of operations. This could also result in a loss of investor confidence in the accuracy and completeness of our financial reports, which may in turn have a material adverse effect on the value of our equity shares. See, “—Legal and Regulatory Risks—We have previously been subjected to penalties imposed by the RBI, the SEBI and other authorities. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business, whether by domestic or overseas authorities, could have a material adverse effect on our business and financial results, or cause serious reputational harm.” See also “—Negative publicity could damage our reputation and adversely impact our business and financial results.”

Significant fraud, system failure or calamities would disrupt our revenue-generating activities in the short term and could harm our reputation and adversely impact our revenue-generating capabilities.

Our business is highly dependent on our ability to efficiently and reliably process a high volume of transactions across numerous locations and delivery channels. We place heavy reliance on our technology infrastructure for processing this data and, therefore, ensuring the security of this system and its availability is of paramount importance. Our systemic and operational controls may not be adequate to prevent any adverse impact from digital frauds, including via so-called money mules, as well as from errors, hacking and system failures. A significant system breakdown or system failure caused by intentional or unintentional acts would have an adverse impact on our revenue-generating activities and lead to financial loss. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Fraud or system failures by other Indian banking institutions (such as fraud uncovered in early 2018 at one of India’s public sector banks) could also adversely affect our reputation and revenue-generating activity by reflecting negatively on our industry more generally, and in certain circumstances we could be required to absorb losses arising from intentional or unintentional acts by third-party institutions. We have established a geographically remote disaster recovery site to support critical applications, and we believe that we would be able to restore data and resume processing in the event of a significant system breakdown or failure. However, it is possible the disaster recovery site may also fail or it may take considerable time to make the system fully operational and achieve complete business resumption using the alternate site. Therefore, in such a scenario where the primary site is also completely unavailable, there may be significant disruption to our operations, which would materially adversely affect our reputation and financial condition.

Significant fraud, critical system failures, or large-scale calamities, whether triggered by cyberattacks or external events, can cause an immediate disruption to our operations. Such incidents may impair service availability, compromise data integrity and undermine stakeholder trust. While short-term disruptions or outages can cause financial losses and reputational damage, prolonged disruptions may adversely affect our long-term revenue-generating capabilities and financial condition.

We may not successfully implement our sustainability strategies or satisfy our ESG commitments, or our performance may not meet investor or other stakeholder expectations or standards, which could adversely impact our reputation, access to capital, business and financial condition.

Stakeholder expectations of our ESG performance are continually evolving and have varied in recent years. Some stakeholders remain committed to addressing the social and environmental challenges we face as a society and encourage us to maintain our commitment to addressing ESG issues in our business strategy by developing products and services aligned with these standards and ESG-related goals. For example, the RBI recently issued the Reserve Bank of India (Commercial Banks – Climate Finance and Management of Climate Change Risks) Directions, 2025 which provided guidance and guidelines applicable to climate finance and management of climate change risks. For other stakeholders, the importance of ESG commitments has waned or has been the subject of backlash. As a result, sustainability strategies and ESG commitments and disclosures have in recent years triggered both positive and negative engagement by investors and stakeholders, and may continue to affect investors’ voting decisions or other actions by investors and stakeholders. As a result, we have had to, and may continue to have to, address regulatory requirements and inconsistent stakeholder expectations, and, as a large financial services organization with a high industry profile, our practices and commitments are subject to scrutiny by all our stakeholders.

We may fail to have the appropriate internal standards, strategic plans and governance, monitoring and reporting mechanisms in place to ensure that we can identify emerging issues, meet external expectations and align with recognized international standards. Failure to uphold high standards of ESG management or provide transparent and consistent reporting could significantly impact the Bank’s reputation and, among certain investors, reduce investor confidence. In addition, poor performance in certain areas of our ESG commitments, such as a failure to address climate change or human rights impacts across our business, could result in increased regulation, difficulty in attracting and retaining certain talent, criminal or civil prosecution, or decreases in consumer demand for our products. In addition, if we are not successful in implementing our ESG and other sustainability initiatives and commitments, or if we fail to effectively manage inconsistent and varying investor or other stakeholder expectations or standards in the execution of our sustainability strategies, including as the result of unsuccessful investments in new technologies, changes in customer behavior and preferences with respect to sustainability, uncertainty about market signals with respect to sustainability matters including climate change and negative feedback on our sustainability strategies, our business, results of operations, financial condition and prospects, access to capital and our reputation may be adversely affected.

At present, we refer to ESG ratings provided by, among others, MSCI ESG Ratings and Carbon Disclosure Project (“CDP”). However, we have not yet fully integrated such external ratings in our credit rating of clients. We receive advisory support from third parties regarding our carbon footprint and its management and, going forward, we may consider seeking support from third parties to purchase carbon credits. We participate in the MSCI ESG Ratings, S&P Corporate Sustainability Assessment, CDP, and ISS-Governance Ratings, and we are also assessed by various other international and domestic ESG rating agencies, such as NSE Sustainability Ratings & Analytics Limited and we keep track of progress on a yearly basis. The past or future issuance of any ESG ratings which reflect low performance on ESG matters or high ESG-related risk, or are not consistent with our own views of our commitment to implement ESG principles and standards throughout our business and our commitment to our business and local communities as an ESG-focused company, could harm our reputation, expose us to liability and have a material adverse effect on our business, results of operations or financial condition.

We have set forth targets for achieving carbon neutrality by fiscal year 2032. Our ability to meet our own targets may be affected by various factors, including competing priorities and transactional needs. For example, while our overarching target remains unchanged, following completion of the Transaction, we re-aligned our baseline and strategy based on the increase in overall emission projections resulting from the addition of offices and branches from HDFC Limited. Any failure to meet our own targets could have an adverse impact on our reputation.

We are subject to climate change-related risks, including the physical risks of severe weather and water scarcity, as well as the risks of transitioning to a low carbon economy, which could have a significant negative impact on our industry, business and results of operations.

We are subject to physical and transition risks relating to climate change, which have the potential to result in adverse financial and non-financial impacts for the Bank. Physical risks relating to climate change include extreme weather events (such as hurricanes, extreme rainfall, earthquakes, flooding and forest fires); periods of abnormal, severe or unseasonal weather conditions (such as increased average temperature); rising sea levels; alteration or loss of biodiversity or impacts to marine ecosystems affecting tourist destinations; reduced availability of water resources; and insect plagues. Our mortgage portfolio increased as a consequence of the Transaction and the acquisition of HDFC Limited’s mortgage lending business. From a credit perspective, the Bank may be exposed to physical risks arising from damaged properties due to extreme climate conditions, which could lead to the erosion of our property values and the increase in the number of uninsurable properties. See “—Risks Relating to India—Natural calamities, including those exacerbated by climate change, and public health epidemics could adversely affect the Indian economy or the economies of other countries where we operate, which, in turn, could negatively impact our business and the price of our equity shares and ADSs.”

In addition, the transition to a low carbon economy may result in new or stricter legal regulations (including new carbon taxes or greenhouse gas emissions restrictions or reporting requirements) and other related changes, including changes in customer behavior or preferences and changes in energy consumption practices or energy costs. Transition risks can impact the Bank’s operating costs as well as its credit portfolio, for example, in the event of regulatory or policy changes or changing market practices that shift demand among certain business sectors and result in loan defaults from certain industries like coal, thermal, and infrastructure.

As climate change and circular economy-related legislation and reporting requirements further evolve, companies need to effectively identify, assess, monitor and mitigate associated transition risks; failure to do so adequately or as well as others could lead to the Bank scoring lower in ESG ratings and indices used by financial actors in making investment decisions. Material non-compliance with climate change or circular economy-related legislation or reporting requirements could reduce our ability to attract investors, result in reputational damage and potentially regulatory sanctions. Poor results in ESG ratings and indices used by financial actors may negatively impact their investment decision, and thereby increase the cost of capital or negatively impact share price. Failure to meet current and future employees’ expectations concerning the Bank’s actions to mitigate and adapt to climate change or address circular economy matters may negatively impact the retention and attraction of high-quality employees. See “—Risks Relating to Our Business—Our success depends in large part upon our experienced independent Board members, management team and skilled personnel, and our ability to attract and retain such persons.”

Negative publicity could damage our reputation and adversely impact our business and financial results.

Reputational risk, or the risk to our business, earnings and capital from negative publicity and public opinion, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the industry. Negative public opinion about the financial services industry generally, or the Bank, our directors or our management specifically, could materially adversely affect our ability to attract and retain customers and may expose us to litigation and regulatory action. Negative publicity and public opinion, including any speculative media reports, can result from our actual or alleged conduct in any number of activities by our employees, managers, officers, agents, directors, or partners, including deposit and lending practices, mortgage servicing and foreclosure practices, customer transactions and arrangements, business overreach, distribution of third party products, corporate governance, regulatory compliance, mergers and acquisitions and related disclosure, sharing or inadequate protection of customer information, and actions taken by our Board of Directors or by governments, regulators, and community organizations either in India or abroad. While such matters have not historically had a material impact on our financial statements, from time to time, negative publicity and public opinion have had, and could in the future have, an adverse impact on the trading price of our equity shares and ADSs, and heighten reputational and litigation risks, attract regulatory attention or require remedial action, any of which could materially adversely affect our business, financial condition and results of operations.

On March 18, 2026, our then Part-Time Chairman resigned with immediate effect, stating that certain happenings and practices within the Bank over the prior two years were not in congruence with his personal values and ethics. No specific allegations were raised, the RBI issued a statement in support of our governance and management, and a subsequent extensive legal review conducted by external domestic and international law firms over a three-month period that involved the review of thousands of documents and interviews of the Independent Directors and several members of senior management concluded that the former Part-Time Chairman’s statement and its implications were not substantiated by the record reviewed and witness interviews. Nevertheless, the Part-Time Chairman’s resignation and statements had a material adverse impact on the trading price of our equity shares and ADSs and have further heightened the reputational, litigation, regulatory and business risks highlighted above.

We are also exposed to reputational risk relating to the activities of our subsidiaries. For example, our mutual fund and AIF business is exposed to various risks, including the diminution in value of investments and inadequate liquidity of the investments. We also distribute products of our life insurance subsidiary, our general insurance joint venture and our asset management subsidiary. Purchasers of these products and investors in these funds and schemes may allege mismanagement or weak fund management as well as misselling and conflicts of interest. Additionally, our NBFC subsidiary’s lending activities may expose us to, among other things, allegations of predatory or irresponsible lending practices, or coercive debt collection methods, and HSL’s brokerage operations may subject us to claims of brokerage misconduct, conflicts of interest in recommending investment products, or unauthorized trading. Any of the foregoing events or allegations may materially adversely impact our overall reputation as a financial services group, may attract regulatory scrutiny and penalties, and may require us to support these businesses with additional liquidity, resulting in a reduction in business volumes and revenues from these businesses.

Additionally, we have overseas branches in Bahrain, Hong Kong, the Dubai International Financial Centre (“DIFC”) and Singapore, and we have representative offices in Abu Dhabi, Dubai, Nairobi and London, which are regulated by overseas authorities. We may be subject to additional reputational risk in relation to the operations of such overseas branches and representative offices, including pursuant to any penalties imposed by regulatory authorities in such jurisdictions. For example, on September 25, 2025, the Dubai Financial Services Authority (“DFSA”) prohibited the Bank’s branch at the Dubai International Financial Centre (“DIFC Branch”) from, among other things, soliciting or conducting business with new clients for specified financial services. See, “—Legal and Regulatory Risks —We have previously been subjected to penalties imposed by the RBI, the SEBI and other authorities. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business, whether by domestic or overseas authorities, could have a material adverse effect on our business and financial results, or cause serious reputational harm.”

Many of our branches, including some of the branches that we acquired as a consequence of the Transaction, have been recently added to our branch network and are not operating with the same efficiency as compared to the rest of our existing branches, which adversely affects our profitability.

As of March 31, 2022, we had 6,342 branches, and as of March 31, 2026, we had 9,689 branches. The significant increase in the number of branches over the past five years is mainly attributable to the branches we acquired as part of the Transaction, supported by the organic expansion of our branch network. Some of our more recently added branches, including some of the branches that we acquired as a consequence of the Transaction and which we have integrated as our branches, are currently operating at a lower efficiency level compared with our established branches. While we believe that the newly added branches will achieve the productivity benchmark set for our entire network over time, the success in achieving our benchmark level of efficiency and productivity will depend on various internal and external factors, some of which are not under our control. The sub-optimal performance of the newly added branches, if continued over an extended period of time, would have a material adverse effect on our profitability.

Deficiencies in accuracy and completeness of information about customers and counterparties may adversely impact us.

We rely on the accuracy and completeness of information about customers and counterparties while carrying out transactions with them or on their behalf. We may also rely on representations as to the accuracy and completeness of such information. For example, we may rely on reports of independent auditors with respect to our customers’ financial statements, and decide to extend credit based on the assumption that the customer’s audited financial statements conform to generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted by reliance on information that is inaccurate or materially misleading. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. As a result, our ability to effectively manage our credit risk may be adversely affected.

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

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for implementation of Indian Accounting Standards (“IND-AS”) converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) with certain carve-outs for scheduled commercial banks, insurance companies and non-banking financial companies (the “Roadmap”). While the Roadmap initially contemplated compliance by 2018, the RBI deferred the effective date of the rules before they were implemented. Although the Reserve Bank of India (Commercial Banks – Financial Statements: Presentation and Disclosures) Directions, 2025 continues to defer implementation of IND-AS for banks until further notice, banks are required to disclose their strategy and progress with respect to IND-AS implementation. In the meantime, the RBI has issued certain guidelines that align practices more closely with IFRS. These include, for example, the Master Direction on Classification, Valuation, and Operation of Investment Portfolio of Commercial Banks issued by the RBI in September 2023 to align Indian banking practices with the significant developments that occurred in global standards, and the Reserve Bank of India (Commercial Banks—Asset Classification, Provisioning and Income Recognition) Directions, 2026 which introduced a revised framework for asset classification under the Expected Credit Loss (“ECL”) approach.

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

The new accounting standards would be expected to change, among other things, our methodologies for estimating allowances for probable loan losses and classifying and valuing our investment portfolio, as well as our revenue recognition policy. It is possible that our financial condition, results of operations and changes in shareholders’ equity may appear materially different under IND-AS or IFRS than under Indian GAAP or U.S. GAAP. Further, during a transition to reporting under the new standards, we could encounter difficulties in the implementation of the new standards and development of our management information systems. Given the increased competition for the small number of IFRS-experienced accounting personnel in India, it may be difficult for us to employ the appropriate accounting personnel to assist us in preparing IND-AS or IFRS financial statements. Moreover, there is no significant body of established practice from which we may draw when forming judgments regarding the application of the new accounting standards. There can be no assurance that the Bank’s controls and procedures will be effective in these circumstances or that a material weakness in internal control over financial reporting will not occur. Further, failure to successfully adopt IND-AS or IFRS could adversely affect the Bank’s business, financial condition and results of operations. Accordingly, significant effort, changes in measurement criteria, new disclosure requirements, and potential restatement of financial figures associated with this transition could impact (i) our financial condition and change the manner in which assets, liabilities, and equity are valued on the balance sheet (for example, changes in the manner in which loan losses are provisioned for under new expected credit loss models like IFRS), (ii) our results of operations by affecting the reported profit and loss in any given reporting period, and (iii) our business by mandating changes to internal systems, data collection processes, and, potentially, product design or business strategy to meet the new compliance rules.

Statistical, industry and financial data obtained from industry publications and other third-party sources may be incomplete or unreliable. Inclusion of inaccurate third-party data in our disclosures could harm our reputation.

We have not independently verified certain data obtained from industry publications and other third-party sources referred to in this annual report on Form 20-F and therefore, while we believe them to be true, we cannot assure you that they are complete or reliable. Such data may also be produced on different bases from those used in the industry publications we have referenced. Therefore, discussions of matters relating to India, its economy and the industries in which we currently operate are subject to the caveat that the statistical and other data upon which such discussions are based may be incomplete or unreliable. If there are any limitations or errors with respect to data obtained from, or methodologies used by, industry publications and other third-party sources, if investors do not perceive such data or methodologies to be accurate, or if we discover material inaccuracies with respect to such data or methodologies, our investors’ confidence in related disclosure may be weakened, which could have an adverse impact on our reputation.

We may be unable to fully capture the expected value from acquisitions and divestments, which could materially and adversely affect our business, results of operations and financial condition.

We may from time to time undertake acquisitions as part of our growth strategy, which could subject us to a number of risks, such as: (i) the rationale and assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) we may fail to successfully integrate any acquired business, including its technologies, products and personnel; (iii) we may fail to retain key employees, customers and suppliers of any acquired business; (iv) we may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavorable terms and conditions; (v) we may fail to discover certain contingent or undisclosed liabilities in businesses that we acquire, or our due diligence to discover any such liabilities may be inadequate; and (vi) it may be necessary to obtain regulatory and other approvals in connection with certain acquisitions, and there can be no assurance that such approvals will be obtained, and even if granted, that there will be no burdensome conditions attached to such approvals. Additionally, we could be exposed to financial, legal or reputational risks if we fail to appropriately consider and address any compliance, antitrust or ESG aspects of a transaction or planned transaction. Any of the foregoing risks could result in increased costs, decreased revenues or a loss of opportunities and have an adverse effect on our business, results of operations and financial condition, and in the case of a breach of compliance or antitrust regulation, could lead to reputational damage, fines and potentially criminal sanctions and an adverse impact on our ESG agenda. See also “ —Risks Relating to Our Structure and the Transaction—We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs.”

In addition, in certain circumstances, we may decide, or be required, to divest or dispose of any of our direct and indirect interests in our businesses or assets. For example, as directed by the RBI in the context of the regulatory approval of the Transaction, we divested a portion of our interest in HDFC Credila so that we held a 9.99 percent stake as of March 31, 2024, and we completed the sale process to divest our 100 percent stake in HDFC Edu in two stages, on October 18, 2024 and on December 20, 2024. Please see “Business—About Our Bank”. Separately, as part of updated regulations relating to NBFCs issued in 2021, the RBI has mandated the listing of so-called “upper layer” NBFCs within three years of such designation. As a result, HDBFSL undertook an IPO pursuant to which its equity shares were listed on the BSE and the NSE on July 2, 2025. As part of the IPO, we sold equity shares of HDBFSL aggregating to Rs. 100 billion and HDBFSL raised funds amounting to Rs. 25 billion. As of March 31, 2026, we hold 74.6 percent of the outstanding equity share capital of HDBFSL and HDBFSL continues to be a subsidiary of the Bank, in compliance with the provisions of the applicable regulations.

In November 2025, the RBI issued the Reserve Bank of India (Commercial Banks—Undertaking of Financial Services) Directions, 2025 (the “Financial Services Directions”), which provide, among other things, that as a principle, any form of business must be undertaken by one entity in a bank group. However, if a bank undertakes a form of business through more than one entity in a bank group, the same must be done with a proper rationale, such as business segmentation or specialization, duly recorded and approved by the board of the bank. A bank that is not in conformity with the Financial Services Directions must not undertake any new business in the relevant segment, although existing facilities must continue to be serviced until maturity. In compliance with the Financial Services Directions, and with the approval of our Board, we have established a framework to identify any overlap in the existing forms of business across our group entities and to evaluate all future proposals for new forms of business across the group. However, if the RBI determines that the forms of businesses we currently undertake through an entity within our Group, or may in the future undertake, do not comply with the Financial Services Directions, we may be required to restructure businesses operated through our subsidiaries, reduce our investments in one or more of our subsidiaries, discontinue particular product offerings, or effect other organizational changes. Any such restructuring or divestiture could result in a loss of synergies, and may materially adversely affect our business, results of operations, financial condition and prospects.

In the future, regulatory requirements, developments in the industries we operate in or commercial considerations may require us to divest a part or all of the investment in our subsidiaries or joint venture. Any such divestment activities entail inherent risks, including (i) the diversion of management’s attention from other business concerns, (ii) the incurrence of significant transaction costs, (iii) potential losses, if the disposed businesses or investments are disposed of at lower than anticipated valuation levels or on other unfavorable terms, (iv) the loss of key employees, (v) unanticipated regulatory challenges, (vi) as well as a risk of potential post-closing claims for indemnification. Moreover, divestitures may require us to separate integrated assets and personnel from our retained businesses. Any losses due to our divestments of businesses or disposal of assets could adversely affect our business, results of operations and financial condition.

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

HDBFSL’s operations are subject to extensive government regulation and HDBFSL is required to obtain and maintain a number of statutory and regulatory permits and approvals under central, state, and local government rules in India for carrying out business. While HDBFSL currently possesses or has applied for renewals of certain licenses for its existing business operations, there can be no assurance that it will be able to maintain or renew such licenses, registrations, permits or approvals or that it will not be subject to new licensing requirements. In addition, HDBFSL may apply for more approvals. There can be no assurance that the relevant authorities will grant the required permissions or renew the expired licenses and approvals in the anticipated timeframe, or at all. Moreover, approvals and licenses currently held by HDBFSL may be suspended or cancelled or withdrawn in the event of non-compliance or alleged non-compliance with any terms or conditions thereof, or pursuant to any regulatory action. Any failure by HDBFSL to comply with the terms and conditions to which such licenses, approvals, permits or registrations are subject, and/or to renew, maintain or obtain the required licenses, approvals, permits or registrations may result in the interruption of HDBFSL’s operations and may have a material adverse effect on its business, results of operations, cash flows and financial condition, which could have an adverse impact on our business.

Credit Risks

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

Our gross non-performing customer assets represented 1.2 percent of our gross customer assets as of March 31, 2026. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management, and the overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. As of March 31, 2026, 78.0 percent of our loan book was partially or fully secured by collateral. This increased from 77.6 percent as of March 31, 2025. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented, and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. See Note 10 “Loans” in our consolidated financial statements. For example, during the COVID-19 pandemic in fiscal years 2020 and 2021, the Government and the RBI implemented various regulatory measures, including those aimed at alleviating financial pressure on borrowers. These measures included a moratorium on debt repayments and temporary permission to classify certain distressed loans as “Standard” if the cause of the distress was related to the pandemic. In addition, borrowers in particular industries may be adversely affected by disruptions in commodity supply chains, volatility in oil prices, changes in economic behavior, trade restrictions and other consequences of pandemics or other global health crises, geopolitical and geoeconomic conflicts, such as the conflict in the Middle East, the war between Russia and Ukraine, the Israel-Palestine conflict, the increased use of protectionist measures, such as the United States and China implementing reciprocal trade tariffs, and other events that are beyond the control of those that are affected.

Provisions are created by a charge to expense and represent our estimate for loan losses and risks inherent in the credit portfolio. See “Selected Statistical Information—Non-Performing Loans.” The determination of an appropriate level of loan losses and provisions required inherently involves a degree of subjectivity and requires that we make estimates of current credit risks and future trends, including based on macro-economic forecasts published by third parties, all of which may undergo material changes. Our provisions may not be adequate to cover any further increase in the amount of non-performing loans or any further deterioration in our non-performing loan portfolio. Further, as part of its supervision process, the RBI assesses our asset classification and provisioning requirements. In the event that additional provisioning is required by the RBI, our net income, balance sheet and capital adequacy could be affected, which could have a material adverse impact on our business, future financial performance, shareholders’ equity and the price of our equity shares. There may also arise a requirement for additional disclosures from our subsidiaries and affiliates in the future, which may have an adverse impact on our Bank. If we are not able to continue to reduce our existing non-performing loans, or if there is a significant increase in the amount of new loans classified as non-performing loans as a result of a change in the methodology of non-performing loans classification mandated by the RBI or otherwise, our asset quality may deteriorate, our provisioning for probable losses may increase and our business, future financial performance and the trading price of our equity shares and ADSs could be adversely affected.

A number of factors outside of our control affect our ability to manage and reduce non-performing loans. These factors include developments in the Indian economy, domestic or global turmoil, global competition, changes in interest rates and exchange rates and changes in regulations, including with respect to regulations requiring us to lend to certain sectors identified by the RBI or the Government of India. For example, in the past, certain state governments have announced waivers of amounts due under agricultural loans provided by banks. Demands for similar waivers have been raised by farmers in other states as well. Also, in the past, the central and state governments have waived farm loans from time to time to provide some respite to the debt-ridden agricultural sector. Such frequent farm waivers may create expectations of future waivers among the farmers and lead to a delay in or cessation of loan repayments, which may lead to a rise in our non-performing loans. These factors, coupled with other factors such as volatility in commodity markets, declining business and consumer confidence and decreases in business and consumer spending, could impact the operations of our customers and, in turn, impact their ability to fulfill their obligations under the loans granted to them by us. In addition, the expansion of our business may cause our non-performing loans to increase and the overall quality of our loan portfolio to deteriorate. If our non-performing loans further increase, we will be required to increase our provisions, which would result in our net income being less than it otherwise would have been and would adversely affect our financial condition.

We have high concentrations of exposures to certain customers and sectors, and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.

We calculate our customer and industry exposure (i.e., the loss we could incur due to the downfall of a customer or an industry) in accordance with the policies established by the RBI. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. As of March 31, 2026, our largest single customer exposure was Rs. 386.8 billion, representing 6.6 percent of our capital funds which comprised Tier I and Tier II capital. Similarly, our 10 largest customer exposures totaled Rs. 2,400.7 billion, representing 41.0 percent of our capital funds. None of our 10 largest customer exposures was classified as non-performing as of March 31, 2026. However, if any of our 10 largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures.

The Reserve Bank of India (Commercial Banks—Concentration Risk Management) Directions, 2025 (the “Directions on Concentration Risk Management”) provide guidelines on the Large Exposures Framework (“LEF”). These guidelines govern exposure of banks to a single counterparty and a group of connected counterparties. Under the Directions on Concentration Risk Management, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20.0 percent of the bank’s available eligible capital base at all times, and the sum of all the exposure values of a bank to a group of connected counterparties (as defined in the Directions on Concentration Risk Management) must not be higher than 25.0 percent of the bank’s available eligible capital base at all times. The eligible capital base for this purpose is the effective amount of Tier I capital fulfilling the criteria mentioned in the Directions on Capital Adequacy according to the last audited balance sheet and infusion of Tier I capital and accrued profits after the published balance sheet date, subject to fulfilling certain criteria. As of March 31, 2026, there were no exposures which exceeded the ceiling permitted under the LEF guidelines.

The Directions on Concentration Risk Management exempt the following exposures to foreign sovereigns or their central banks from the LEF: (i) exposures subject to a zero percent risk weight under the Directions on Capital Adequacy and (ii) where such lending is denominated in the domestic currency of the relevant sovereign and met out of resources of the same currency. For further details on the LEF, see “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Large Exposures Framework.”

In November 2025, the RBI issued the Reserve Bank of India (Commercial Banks – Resolution of Stressed Assets) Directions, 2025 (the “Directions on Resolution of Stressed Assets”). Under these directions, lenders must recognize incipient stress in loan accounts immediately on default by classifying such assets under special mention accounts (“SMA”) as per the categories prescribed under the circular. The duration for which the principal or interest is overdue (i.e., 30 to 90 days) determines the relevant sub-category. The instructions on SMA classification of borrower accounts are applicable to all loans, except for agricultural advances governed by crop season–based asset classification norms. Standard accounts classified as non-performing accounts and non-performing accounts retained in the same category on restructuring by a bank may be upgraded only when all of the outstanding loan and credit facilities in the account demonstrate “satisfactory performance” with respect to all of the specified lenders during the monitoring period. Lenders must put in place policies approved by their board of directors for the resolution of stressed assets, including the timelines for such resolution, and they are expected to implement the resolution plan before default occurs. However, if a default occurs, lenders have a review period of 30 days within which their resolution strategy must be decided. The RBI guidelines provide the timelines within which banks are required to implement the resolution plan, depending on the aggregate exposure of the borrower to the lender. For large accounts with the aggregate exposure of the lenders being Rs. 15.0 billion or more, the RBI has specified that the resolution plan must be implemented within 180 days from the end of the review period. If implementation of the resolution plan is delayed beyond 180 days, then the lenders are required to make an additional provision of 20.0 percent of the total outstanding. If the implementation of the resolution plan is delayed beyond 365 days, the lenders are required to make an additional provision of 15.0 percent (i.e., total additional provision of 35.0 percent) of the total outstanding. This additional provision is required to be made over and above the following, subject to the aggregate provisions being capped at 100.0 percent of the total amount outstanding: (i) the provisions already held and (ii) the provisions required to be made as per the asset classification status of the borrower account. Lenders are required to make appropriate disclosures of implemented resolution plans in their financial statements under “Notes on Accounts” as specified in the Reserve Bank of India (Commercial Banks – Financial Statements: Presentation and Disclosures) Directions, 2025.

As of March 31, 2026, our largest industry concentrations, based on the RBI’s guidelines, were as follows: NBFC (5.1 percent), real estate & property services (3.7 percent), retail trade (3.5 percent), and consumer services (3.4 percent). In addition, our exposures to consumer loans were 33.2 percent as of March 31, 2024, 31.1 percent as of March 31, 2025 and 27.7 percent as of March 31, 2026. Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected. As of March 31, 2026, our non-performing loans and credit substitutes as a percentage of total non-performing customer assets in accordance with U.S. GAAP were concentrated in the following industries: animal husbandry (9.6 percent), agriculture production-food (8.5 percent), real estate & property services (6.3 percent) and retail trade (5.8 percent). In addition, as of March 31, 2026, 19.0 percent of our non-performing customer assets were consumer loans. For further details, see “Selected Statistical Information—Non-Performing Loans—Analysis of Non-Performing Loans by Industry Sector”.

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

The RBI prescribes guidelines on Priority Sector Lending (“PSL”) in India under the Reserve Bank of India (Priority Sector Lending – Targets and Classification) Directions, 2025 (the “Directions on PSL”). Under these directions, banks in India are required to lend 40.0 percent of their adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBSE”), whichever is higher, as defined by the RBI and computed in accordance with Indian GAAP figures, to certain eligible sectors categorized as priority sectors. The priority sector requirements must be met with reference to the higher of the ANBC and the CEOBSE as of the corresponding date of the preceding year. PSL achievement is to be evaluated at the end of the fiscal year based on the average of priority sector target/sub-target achievement as of the end of each quarter of that fiscal year. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Directed Lending.” Under the guidelines, scheduled commercial banks having any shortfall in lending to the priority sector must be allocated amounts for contribution to the Rural Infrastructure Development Fund (the “RIDF”) established with the National Bank for Agriculture and Rural Development (the “NABARD”) and other funds with NABARD, the National Housing Bank (the “NHB”), the Small Industries Development Bank of India (the “SIDBI”) or the Micro Units Development and Refinance Agency Limited (the “MUDRA”), as decided by the RBI from time to time. The interest rates on such deposits may be lower than the interest rates which the Bank would have obtained by investing these funds at its discretion. For example, in the case of no shortfall in the overall priority sector lending target but a shortfall in any sub-target, an interest rate of the bank rate minus two percentage points will apply.

Further, under the Directions on PSL, the RBI has directed banks to maintain agricultural advances at 18.0 percent of ANBC or CEOBSE, whichever is higher. Within the 18.0 percent target for agriculture, a target of 14.0 percent is prescribed for Non-Corporate Farmers (“NCFs”), out of which a target of 10.0 percent is prescribed for small and marginal farmers. Further, advances to weaker sections have to be 12.0 percent of ANBC or CEOBSE, whichever is higher.

If we fail to adhere to the RBI’s policies and directions, we may be subject to penalties, which may adversely affect our results of operations. Furthermore, the RBI can make changes to the types of loans that qualify under the PSL scheme. Changes that reduce the types of loans that can qualify toward meeting our PSL targets could increase shortfalls under the overall target or under certain sub-targets. We are required to maintain enhanced PSL on the portfolio acquired from HDFC Limited pursuant to the Transaction. The targets and sub-targets set under the Directions on PSL must be computed on the basis of the ANBC or CEOBSE, as applicable, as on the corresponding date of the preceding year. Consequently, we have had to maintain the said higher PSL since the second quarter of fiscal year 2025. We have received a forbearance from the RBI to achieve the requisite additional PSL over a three-year period. We were therefore required to meet only one third of the enhanced PSL requirements in fiscal year 2025 and were required to cumulatively meet two thirds of the enhanced PSL requirements in fiscal year 2026.

Our total PSL achievement for fiscal year 2026 stood at 51.44 percent as against a requirement of 40.0 percent, and our achievement of direct lending to non-corporate farmers stood at 10.43 percent for fiscal year 2026 as against a requirement of 14.00 percent. Our achievement of lending to micro enterprises stood at 10.38 percent as against a target of 7.5 percent. Lending to the total agricultural sector stood at 14.77 percent as against a requirement of 18.0 percent, and lending to small and marginal farmers stood at 6.74 percent, against the requirement of 10.0 percent. Advances to sections termed “weaker” by the RBI were 10.23 percent against the requirement of 12.0 percent. The above achievements are subject to district weight adjustments, under which a higher weight of 125.0 percent would be assigned in the identified districts where the credit flow is comparatively lower, and a lower weight of 90.0 percent would be assigned in districts where the credit flow is comparatively higher. This is expected to be valid for up to fiscal year 2027 and is subject to review thereafter. The districts not further specified continue to have an existing weightage of 100.0 percent. Where we fail to adhere to the RBI’s policies and directions, we may be subject to penalties as noted above, which may adversely affect our results of operations.

We may experience a higher level of non-performing assets in our directed lending portfolio (including in the portfolio acquired from HDFC Limited), particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. For example, weather events such as the El Niño weather conditions are expected to impact the monsoon season in 2027, which may disproportionately affect the agricultural industry in India. Our gross non-performing assets in the directed lending sector as a percentage of gross loans were 0.7 percent as of March 31, 2026 (0.5 percent as of March 31, 2025). Further increases in the above-mentioned targets of the specified PSL categories could result in an increase in non-performing assets due to our limited ability to control the portfolio quality under the directed lending requirements.

In addition to the PSL requirements, the RBI has encouraged banks in India to develop a financial inclusion plan for expanding banking services to rural and unbanked centers and to customers who currently do not have access to banking services. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centers and from these customers. As described above, recent changes by the RBI in the directed lending norms may result in our inability to meet the PSL requirements as well as require us to increase our lending to relatively riskier segments, and may result in an increase in non-performing loans, which in turn could adversely affect our results of operation.

We may be unable to foreclose on collateral in a timely fashion or at all when borrowers default on their obligations to us, or the value of collateral may decrease, any of which may result in failure to recover the expected value of collateral security, increased losses and a decline in net income.

Although we typically lend on a cash flow basis, many of our loans are secured by collateral, which consists of liens on inventory, receivables and other current assets, and in some cases, charges on fixed assets, such as property, movable assets (such as vehicles) and financial assets (such as marketable securities). As of March 31, 2026, 78.0 percent of our loans were partially or fully secured by collateral. We may not be able to realize the full value of the collateral due to, among other things, stock market volatility, changes in economic policies of the Indian government, obstacles and delays in legal proceedings, borrowers and guarantors not being traceable, our records of borrowers’ and guarantors’ addresses being ambiguous or outdated and defects in the perfection of collateral and fraudulent transfers by borrowers. In the event that a specialized regulatory agency gains jurisdiction over the borrower, creditor actions can be further delayed. In addition, the value of collateral may be less than we expect or may decline.

The RBI has introduced various mechanisms, from time to time, to enable lenders to resolve and initiate recovery regarding stressed assets in a timely manner. For example, the Directions on Resolution of Stressed Assets aim to provide a framework for early recognition, reporting, and time-bound resolution of stressed assets. Further, the Reserve Bank of India (Commercial Banks – Income Recognition, Asset Classification and Provisioning) Directions, 2025 set out prudential norms for income recognition, asset classification and provisioning for the advances portfolio of banks. The RBI also issued the Reserve Bank of India (Commercial Banks—Asset Classification, Provisioning and Income Recognition) Directions, 2026 on April 27, 2026, which are expected to come into force on April 1, 2027. See ”Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Resolution of Stressed Assets.” Additionally, the Insolvency and Bankruptcy Code introduced in 2016 aims to provide for the efficient and timely resolution of insolvency of all persons, including companies, partnership firms, limited liability partnerships and individuals. For further details, see “Supervision and Regulation—I. Regulations Governing Banking Institutions—The Insolvency and Bankruptcy Code 2016.” Although RBI regulations and the Insolvency and Bankruptcy Code aim to provide for a time-bound and efficient resolution process, in practice, proceedings may be drawn out. Further, the amount which may be recovered by us may vary depending on the resolution plan approved by the committee of creditors or otherwise. The inability to foreclose on loans due or otherwise liquidate our collateral or recover outstanding amounts may result in failure to recover the expected value of such collateral security, which may, in turn, give rise to increased losses and a decline in net income.

Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance.

We offer unsecured personal loans and credit cards to the retail customer segment, including salaried individuals and self-employed professionals. In addition, we offer unsecured loans to small businesses and individual businessmen. Unsecured loans represent a greater credit risk for us than our secured loan portfolio because they may not be supported by realizable collateral that could help ensure an adequate source of repayment for the loan. Although we normally obtain direct debit instructions or post-dated checks from our customers for unsecured loan products, we may be unable to collect in part or at all in the event of non-payment by a borrower. Further, any expansion in our unsecured loan portfolio could require us to increase our provision for credit losses, which would decrease our earnings. Also see “Business—Retail Banking—Retail Loans and Other Asset Products.”

Risks Relating to Our Industry

The RBI guidelines relating to ownership in private banks could discourage or prevent a change of control or other business combination involving us which could restrict the growth of our business and operations.

The RBI guidelines prescribe a policy framework for the ownership and governance of private sector banks. Under Section 12 of the Banking Regulation Act, no person holding shares in a banking company shall, in respect of any shares held by such person, exercise voting rights in excess of 10.0 percent of the total voting rights of all the shareholders of such banking company, provided that the RBI may increase, in a phased manner, such ceiling on voting rights from 10.0 to 26.0 percent.

Under the Reserve Bank of India (Commercial Banks – Acquisition and Holding of Shares or Voting Rights) Directions, 2025 dated November 28, 2025 (the “Acquisition Directions”), no shareholder in a banking company can exercise voting rights on poll in excess of 26 percent of total voting rights of all the shareholders of a banking company. Further, any person who intends to make an acquisition which is likely to result in an aggregate holding of five percent or more of the paid-up share capital or voting rights in a banking company is required to seek prior approval of the RBI. The RBI approval to acquire shares or voting rights in a banking company for non-promoters will be limited to 10 percent in the case of individuals, non-financial institutions, and financial institutions connected with large industrial houses, and 15 percent in the case of financial institutions, public sector undertakings and the Government. In the case of promoters, the limit is 26 percent of the paid-up share capital or voting rights after a period of 15 years from the commencement of business of the banking company. However, the RBI may permit higher shareholding (for either promoters or non-promoters) on a case-by-case basis under certain circumstances, including relinquishment by existing promoters or any other action in the interest of the banking company. While allowing such higher shareholding, the RBI may impose any conditions as deemed fit by the RBI, including but not limited to dilution of such higher shareholding within a specified timeline.

The RBI issued the Acquisition Directions with an objective to ensure that the ultimate ownership and control of banking companies are well diversified and the “major shareholders” of banking companies are “fit and proper” on a continuing basis. For further details, see “Supervision and Regulation – I. Regulations Governing Banking Institutions—RBI Regulations—Entry of New Banks in the Private Sector.”

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

Aggregate foreign investment from all sources in a private sector bank is permitted up to 49.0 percent of the paid-up capital under the automatic route. This limit can be increased to 74.0 percent of the paid-up capital with prior approval from the Government of India. Pursuant to a letter dated February 4, 2015, the Foreign Investment Promotion Board approved foreign investment in the Bank up to 74.0 percent of its paid-up capital. The approval is subject to examination by the RBI for compounding on the change of foreign shareholding since April 2010. If the Bank is subject to any penalties or an unfavorable ruling by the RBI, this could have an adverse effect on the Bank’s results of operations and financial condition. The RBI had previously imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted such restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74.0 percent. Thereafter, the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74.0 percent again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, the SEBI also enquired regarding measures that the Bank had taken and would take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2026, foreign investment in the Bank constituted 51.80 percent of the paid-up capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively affect the price of the Bank’s equity shares and could limit the ability of investors to trade the Bank’s equity shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through future issuances of additional equity shares, which could have a material adverse effect on our business and financial results. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Foreign Ownership Restriction.”

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

We have been able to retain and increase our share of business in CMS through traditional product offerings as well as by offering new-age electronic banking services. However, with new entrants in the payment space such as new payment banks now being granted licenses to conduct business and certain financial technology companies, the competition in the payments landscape has grown and is likely to increase further. Technological advances and the growth of e-commerce have made it possible for non-banks to offer products and services that traditionally were banking products such as electronic securities trading, payments processing and online automated algorithmic-based investment advice. These advances have allowed new competitors, some previously hindered by banking regulation (such as fintechs), to provide customers with access to banking facilities and increase disintermediation of banking services. Fintechs differentiate themselves through digital onboarding, automation, simplified customer journeys and technology-driven service models, which may enable them to compete more effectively in certain segments, and they are sometimes subject to lighter regulatory requirements. Moreover, fintech and insuretech players are looking to disrupt traditional modes of distribution by offering technology-enabled customer journeys, further intensifying competition. Although fintechs could be subject to enhanced regulatory requirements in the future, the fintech ecosystem poses challenges to the traditional banking business model, requiring constant adaptation to the industry’s innovations and allowing new players to enter the industry rapidly. These developments require banks to continuously invest in digital platforms, infrastructure, data capabilities, and emerging technologies to remain competitive. This has also prompted traditional banks, including us, to enter into strategic partnerships with fintechs to stem competition and help introduce cutting-edge technologies to the banking landscape. Additionally, the introduction of CBDCs, such as the RBI’s pilot program started in November 2022 to issue so-called “Digital Rupee”, could potentially have significant impacts on the banking system and the role of commercial banks within it if they replace traditional accounts and disrupt the current provision of banking products and services rather than complementing it as is currently intended, which in turn could affect commercial banks’ volume, structure and cost of lending. The usage of the Digital Rupee is currently being pilot tested in the form of some studies in the country in the retail (public) and wholesale (bank and other institutions) segments. While we are participating in the RBI’s Digital Rupee Pilot Program with the HDFC Bank Digital Rupee mobile app, new technologies have required and could require us to spend more to modify or adapt our products or make additional capital investments to attract and retain clients and customers or to match products and services offered by our competitors, including technology companies. Any increased competition within the payment space, any introduction of a more advanced payment system in India or an inability for us to sustain our technology investments, may have a material adverse effect on our financial condition.

Our business is highly competitive, which makes it challenging for us to offer competitive prices to retain existing customers and solicit new business, and our strategy depends on our ability to compete effectively.

We face strong competition in all areas of our business. We compete directly with large public and private sector banks, some of which are market leaders in certain business areas. The competition increasingly extends to digital capabilities, platform integration, customer experience and data-driven personalization. These banks are becoming more competitive as they improve their customer services and technology, including with the use of AI and ML. In addition, we compete directly with foreign banks and financial institutions, which include some of the largest multinational financial companies in the world. Further, new entrants into the financial services industry, including companies in the financial technology sector, have intensified competition in the business environments in which we operate, especially digital business environments, and as a result, we may be forced to adapt our business to compete more effectively. This can also lead to new types of banks expanding their presence in other financial products like insurance and mutual funds.

There can be no assurance that we will be able to respond effectively to current or future competition or that the technological investments we make in response to such competition will be successful. For example, we use AI and ML to support customer insights, enhance personalization and improve operational processes, such as customer servicing, lending, trade processing and retail assets and commercial and retail banking relationship management, including through the development of a centralized Generative AI (“GenAI”) platform supported by a governance framework. Additionally, we continue to engage closely with the RBI Innovation Hub and have participated in sandbox use cases exploring AI-based early warning systems, fraud detection models, and inclusive credit decisioning tools. AI algorithms may be flawed, for example if datasets contain biased information or are otherwise insufficient. If the analyses and other output that AI-driven products help produce for us are deficient or inaccurate, we could be subject to competitive or reputational harm. Although we have implemented controls, our use of AI could result in ineffective business decisions, operations, risk management practices, or customer service, legal or regulatory proceedings, reputational harm, or other adverse effects on our business or financial results.

Our ability to develop innovative products and services also depends on our ability to effectively produce, acquire, and manage underlying high-quality data. Our ability to deploy such capabilities also depends on integration across legacy and modern technology systems. Regulation may limit the use of the data necessary for our digital transformation. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services (whether current or new offerings) at reasonable returns and this may adversely impact our business. Any growth in the presence of foreign banks or new banks in the private sector may increase the competition that we face and, as a result, have a material adverse effect on our business and financial results. If we are unable to retain or attract new customers, including in an increasingly digital environment, our revenue and net income may decline, which could materially adversely affect our financial condition.

Additionally, large public and private sector banks may compete with us on interest rates. For example, public sector banks may benefit from lower funding costs, and private sector banks frequently price loans and deposits aggressively, especially with respect to automobile and home loan products. This may lead to revisions in our deposit rates to remain competitive. Alternatively, a choice not to engage in what we consider to be unsustainable competitive pricing could, among other things, result in customer attrition, cause us to lose market share in the short or longer term and materially adversely affect our results of operations and profitability.

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

Our subsidiaries also face similar risks, including enhanced competition from new, technology-led players with disruptive business models. See “Business—Competition.” In addition, our life insurance subsidiary and our general insurance joint venture face competition from public and private sector life insurance companies along with various financial services companies, including banks and other mutual fund companies. If our subsidiaries and joint venture are unable to stay competitive, they may lose market share or experience lower profitability, which could have an adverse effect on our results of operations and financial condition.

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

For example, the Government of India regulates foreign ownership in private sector banks. Foreign ownership up to 49.0 percent of the paid-up capital is permitted in Indian private sector banks under the automatic route, but this limit can be increased up to 74.0 percent with prior approval of the Government of India. Although under the Banking Regulation Act read together with the Acquisition Directions, no shareholder in a banking company can exercise voting rights on poll in excess of 26.0 percent of the total voting rights of all the shareholders of such banking company, reduced restrictions on foreign ownership of Indian banks could lead to a higher presence of foreign banks in India and thus increase competition in the industry in which we operate.

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

In November 2014, the RBI released guidelines for the licensing of payments banks (“Payments Banks Guidelines”) and small finance banks (“SFB Guidelines”) in the private sector. This led to the establishment of new payments banks and small finance banks (“SFBs”), which have increased competition in the markets in which we operate. In December 2019, the RBI released guidelines for continuous licensing of SFBs (the “2019 SFB Guidelines”), lowering regulatory burdens for new market entrants, which may further increase competition in this segment of the market.

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

In November 2025, the RBI released the Reserve Bank of India (Universal Banks—Licensing) Guidelines, 2025 (the “Licensing Guidelines”), withdrawing the 2013 Licensing Guidelines, the Payments Banks Guidelines and the 2016 On Tap Licensing Guidelines. The Licensing Guidelines streamline and consolidate existing applicable licensing requirements. One of the most significant changes brought about by the Licensing Guidelines is the increase in the minimum paid-up voting equity capital requirement for banks. The prescribed initial minimum paid-up voting equity share capital or net worth for a bank is Rs. 10 billion. In addition to the initial requirement, banks are also required to maintain a minimum net worth of Rs. 10 billion at all times.

If competitors make use of relaxed or streamlined regulations around foreign ownership, holding company structures, SFBs, payments banks, licensing or other similar measures, we could lose market share or suffer lower profit margins, which could have a material adverse effect on our results of operations and financial condition. See also “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Entry of New Banks in the Private Sector.”

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

Following the Transaction, the Bank’s identifiable intangible assets consist of brand, investment management contract, value of business acquired, distribution network, customer relationships and transferable development rights. These intangibles amounted to Rs. 1,434.8 billion as of the date of completion of the Transaction. All intangible assets except brand and investment management contract are definite-lived. The Bank’s definite-lived intangible assets are amortized over their estimated useful lives. Indefinite-lived intangible assets are not amortized but are tested for impairment annually, or more frequently, if necessary. We review intangible assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Impairment is indicated if the sum of undiscounted estimated future net cash flows is less than the carrying value of the asset. See also Note 14 “Goodwill and Intangible assets” of the consolidated financial statements. If our management’s key economic and market assumptions change in the future, the Bank could potentially incur material goodwill impairment charges. The recording of impairment charges would decrease our net income and total assets and could have a material adverse effect on our results of operations and financial condition.

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

We and HDFC Limited entered into the Transaction with the expectation that it would result in various benefits that would include, among other things, the creation of a large balance sheet and net worth that would allow greater flow of credit into the economy, and the underwriting of larger ticket loans, including construction finance. While we have begun to realize some synergies, including with respect to enhanced market presence and reach, costs, and cross selling, the long-term success of the Transaction will depend, in part, on our ability to realize all of the anticipated benefits and cost savings of the Transaction, which may not be realized fully or, as a result of delays experienced during our integration or due to delays in executing our plans, may take longer and be more costly to realize than expected. Any inability to realize part of the anticipated benefits of the Transaction, as well as delays and complexities that we have encountered, could have an adverse effect upon our revenues, earnings, levels of expenses and results of operations, which may negatively affect the price of our equity shares and ADSs.

Integrating entities of the size and complexity of our Bank and HDFC Limited requires substantial resources, including time, expense and effort from management. Management’s attention has been and may continue to be diverted, and there have been, and may continue to be, customary difficulties associated with integrating such businesses, which could adversely affect our results of operations during this transition period and for an undetermined period after completion of the Transaction.

As a result of the Transaction being completed on July 1, 2023, our financial statements for the year ended March 31, 2024 and our financial statements for the years ended March 31, 2025 and 2026, respectively, are not fully comparable with each other. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—FY 2024 Transaction with HDFC Limited”. The transformative nature of the Transaction has, in the past, adversely impacted analysts’ and investors’ ability to build growth models and correctly anticipate and assess our progress, including as a result of the regulatory requirements that applied to the Bank following the Transaction.

Further, due to its size, the Transaction had an adverse effect on certain metrics of the Bank. For example, our net interest margin decreased from 4.4 percent in fiscal year 2023 to 3.8 percent in fiscal year 2024 primarily as a result of the Transaction because HDFC Limited had a relatively lower-yielding asset product mix and a relatively higher cost of funds compared to the Bank. It remained lower, at 3.6 percent, in fiscal year 2026. Interest expense on our long-term debt increased by 325.8 percent to Rs. 432.5 billion in fiscal year 2024, primarily on account of an increase in our average balance of long-term debt from Rs. 1,646.7 billion in fiscal year 2023 to Rs. 5,388.3 billion in fiscal year 2024, a portion of which is non-callable. In fiscal year 2026, our average balance of long-term debt decreased to Rs. 5,233.9 billion, and our interest expense on long-term debt decreased to Rs. 375.0 billion. Additionally, prior to completion of the Transaction, our loans and deposits as of March 31, 2023 amounted to Rs. 17,052.9 billion and Rs. 18,826.6 billion, respectively. As of March 31, 2024, our loans and deposits were Rs. 26,335.7 billion and Rs. 23,768.2 billion, respectively, including the loans and deposits acquired pursuant to the Transaction. As of March 31, 2026, our loans and deposits were Rs. 30,993.9 billion and Rs. 31,001.7 billion, respectively. While it is our endeavor to reduce the volume of our loans as compared to our deposits over the next few years subject to the availability of deposits, market conditions and our funding strategy, and we do not intend to pursue growth that does not meet our risk-adjusted profitability thresholds, slower growth in our loans could in turn adversely impact the growth of our business and our profitability. Furthermore, the ratio of average non-interest-bearing current accounts and low-interest-bearing savings accounts to average total deposits decreased from 43.5 percent as of March 31, 2023, to 37.4 percent as of March 31, 2024. It had decreased further to 32.3 percent as of March 31, 2026. As a result of these and other factors, our cost of funds increased from 3.9 percent as of March 31, 2023, to 4.7 percent as of March 31, 2024. It was 4.6 percent as of March 31, 2026. Our spread decreased from 4.0 percent as of March 31, 2023 to 3.0 percent as of March 31, 2024. It had decreased further, to 2.7 percent, as of March 31, 2026. Our return on average tangible assets decreased from 2.2 percent as of March 31, 2023 to 1.8 percent as of March 31, 2024. It was 1.6 percent as of March 31, 2026.

We have begun, and plan to continue, in a phased manner, raising low-cost deposits and long-term borrowings to support our long-term assets (such as housing loans), manage growth in advances and have an adequate unencumbered liquidity buffer. However, we may not be able to raise adequate low-cost funds to refinance high-cost borrowings at maturity or execute other planned measures, which could adversely impact our liquidity measures and ratios and our overall financial condition. For example, low-cost deposit growth for the full fiscal year 2025 and for fiscal year 2026 was slower than overall deposit growth. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Introduction—Certain Factors and Trends Affecting Our Results of Operations.” Although both HDFC Bank and HDFC Limited made detailed assessments of the potential impacts of the Transaction in order to properly manage the process, obtain all the necessary regulatory authorizations, minimize impacts on operations and ensure continuity and quality in the provision of services to their customers, we cannot ensure that unforeseen issues will not arise and generate operational, compliance, technology or service provision risks, which in turn could affect our operation and our profitability, and damage our reputation.

In relation to the Transaction, the Bank had made applications to the RBI seeking certain forbearances and clarifications regarding the requirements applicable to HDFC Bank, as a combined entity, and its subsidiaries from completion of the Transaction. The RBI has generally granted the requested forbearances and clarifications, which are primarily operational in nature and consistent with applicable regulations. Certain of these forbearances and clarifications require us to satisfy specified conditions within prescribed timelines. For example, the RBI granted a forbearance to permit us to achieve our enhanced PSL requirements over a three-year period. See “—Credit Risks—We are required to undertake directed lending under RBI guidelines. Consequently, we may experience a higher level of non-performing loans in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs. Further, in the case of any shortfall in complying with these requirements, we may be required to invest in deposits of Indian development banks as directed by the RBI. These deposits yield low returns, thereby impacting our profitability”. However, although the RBI maintained the liquidity ratios applicable to the Bank at the same level as prior to completion of the Transaction, compliance with the requirements became more onerous after absorbing HDFC Limited’s former portfolio. Further, on account of the Bank’s increased systemic importance following completion of the Transaction, the RBI, in a press release issued on December 28, 2023, shifted HDFC Bank to a higher bucket with an additional D-SIB buffer requirement of 0.2 percent, resulting in a total D-SIB requirement of 0.4 percent that became effective from April 1, 2025, making the Bank’s aggregate requirement 11.9 percent. See “ —Economic and Political Risks—In order to support and grow our business, we must maintain a minimum capital adequacy ratio, and limited access to the capital markets may prevent us from maintaining an adequate ratio”. This heightened compliance burden may in turn adversely impact our profitability.

The Bank’s future results will suffer if we cannot effectively manage our expanded operations following completion of the Transaction.

The size of our business following completion of the Transaction is significantly higher and more complex than the previous businesses of the Bank or the previous businesses of HDFC Limited individually. Moreover, as a consequence of the Transaction, the Bank operates in new businesses that we were not engaged in previously, such as insurance and asset management. The combined company’s future success depends, in part, upon our ability to manage these expanded operations, which poses substantial challenges, including challenges related to the management and monitoring of the new businesses, compliance with additional regulatory regimes, participation in a joint venture, and the running of publicly listed subsidiaries, all of which results in associated increased costs and complexity. See “ —Risks Relating to Our Insurance Business”, “—Risks Relating to Our Asset Management Subsidiary”, “—Risks Relating to Our Structure and the Transaction—Our joint venture partner in HDFC ERGO has significant voting power with respect to the conduct of HDFC ERGO’s business, which may adversely affect our ability to develop our general insurance business in a manner most beneficial to our larger business” and “—Legal and Regulatory Risks—Some of our subsidiaries are publicly listed on the Indian stock exchanges, which subjects them to extensive regulation that can lead to increased costs or additional restrictions on their activities that could adversely impact the Bank”. See also “—Risks Relating to Our Business—We may be unable to fully capture the expected value from acquisitions and divestments, which could materially and adversely affect our business, results of operations and financial condition.” There can be no assurance that we will be successful or that we will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits anticipated from the Transaction.

Our joint venture partner in HDFC ERGO has significant voting power with respect to the conduct of HDFC ERGO’s business, which may adversely affect our ability to develop our general insurance business in a manner most beneficial to our larger business.

In the Transaction, we acquired HDFC ERGO, a joint venture in which, as of March 31, 2026, we hold a 50.3 percent stake, ERGO International AG (one of the insurance entities of the Munich Re Group in Germany) holds a 49.5 percent stake and employees and others hold a 0.2 percent stake pursuant to the exercise of employee stock options under the joint venture’s employee stock option plan. HDFC ERGO offers a range of general insurance products. In light of the governance arrangements of HDFC ERGO, we account for this entity under the equity method of accounting under U.S. GAAP. See “Related Party Transactions—HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)”. Under our shareholders’ agreement, we share substantially equal rights over the conduct of HDFC ERGO’s business with our joint venture partner. For example, the prior consent of our joint venture partner is required for certain actions or decisions, including any material change in HDFC ERGO’s business, any merger, acquisition, divestment or similar activities involving HDFC ERGO and any changes in dividend policies. Similarly, the affirmative vote of at least one director appointed by our joint venture partner is required for certain actions or decisions, including HDFC ERGO entering into certain contracts outside of the ordinary course and the approval of HDFC ERGO’s business plans and related party transactions policy. Additionally, our shareholders agreement imposes restrictions on transfers of shares in HDFC ERGO. As a result of these arrangements, we may not always be able to develop our general insurance business in ways we would prefer or that make sense in the context of our larger business, which could have an adverse impact on our business, results of operations and financial condition.

Subject to the RBI’s approval, existing or new shareholders may seek to acquire larger stakes in the Bank now that HDFC Limited, our former sponsor, has been amalgamated into us in connection with the Transaction, which could affect our governance and future strategy.

Immediately prior to completion of the Transaction, HDFC Limited was our sponsor and owned 20.83 percent of our outstanding equity shares, as a result of which it had certain nomination rights relating to our governance. In the Transaction, HDFC Limited was amalgamated into us and the shares it held were cancelled. As a result, we no longer have a sponsor or other major shareholders. With the RBI’s approval, one or more other existing or new shareholders may, in the future, seek to acquire large stakes in the Bank, which could have an impact on our governance and global strategy. Although we are not aware of any such intentions from any entity, the RBI, for example, accorded its approval to SBI Funds Management Limited to acquire an aggregate holding of up to 9.99 percent of our share capital by November 15, 2023. The RBI did so again on February 10, 2026 when it authorized ICICI Bank Limited to acquire up to an aggregate holding of 9.95 percent of our share capital by February 9, 2027. We cannot predict whether the RBI will grant further such approvals in the future or whether any entity that receives such approvals will go on to acquire stakes in our equity shares other than in the normal course of their investment activities. See also “Principal Shareholders”.

Risks Relating to Our Insurance Business

Our insurance business may experience a decline in future rates of growth or levels of profitability, including from regulatory changes, an inability to adequately develop operations or reliance on incorrect actuarial assumptions.

The growth and profitability of our insurance business can be affected by regulatory developments. For example, the Indian life insurance sector has experienced significant regulatory changes in the past few years. The key changes related to taxation (tax changes in the Union Budget 2023), life insurance surrender value regulations (in 2024) and changes to GST rates on life insurance (in 2025). As a result of these regulatory amendments, life insurance companies were required to change their product mix and distribution strategies and the life insurance sector experienced short term margin pressure. Similarly, the removal of the input tax credit as part of the revised GST regime has exacerbated short-term margin pressure in the life insurance sector. Further, amendments to the regulations governing expenses of management issued in 2023 and 2024, including the shift towards a principles-based regulatory regime while maintaining overall limits linked to the mix and scale of business, impacted existing cost structures and distribution strategies. While HDFC Life has adjusted distributor economics, prioritized certain business lines to raise average ticket size, has made changes to its product and distribution networks and taken certain other measures as a result of, among other things, the surrender-value regulations, tax reforms and amendments to regulations governing expense or commission structures, any further regulatory changes could adversely affect HDFC Life’s revenue or profitability, necessitating additional adjustments to its business model.

More generally, the implementation of IND-AS 117, which aligns accounting for insurance contracts more closely with IFRS 17 and which came into force with respect to insurance companies on April 1, 2026 (subject to one-year deferrals on a case-by-case basis), is complex, is subject to further regulatory guidance and will require changes to the accounting practices of HDFC Life and HDFC ERGO that may ultimately adversely affect the profitability of our insurance business, including in our U.S. GAAP consolidation.

The growth and profitability of our insurance business also depend on other factors, including the proportion of certain profitable products in our portfolio, the maintenance of our relationships with key distribution partners and reinsurers, the continuation of the Government of India’s support for certain insurance schemes, and market movements, with volatility or downturns in capital markets adversely impacting demand for life insurance products. In addition, our life insurance subsidiary and our general insurance joint venture intend to expand their business and operations, and the successful management of any such future growth will require them to, among other things:

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

HDFC Life and HDFC ERGO monitor their actual experience of these assumptions and to the extent that they consider any deviation from assumptions to continue in the longer term, they refine their long-term assumptions. Changes in any such assumptions may lead to changes in the estimates of life and health insurance reserves and other actuarial calculations. Such changes may also impact the valuation of HDFC Life by existing or potential investors, and the valuation at which any future monetization of our shareholding in HDFC Life and HDFC ERGO may take place, if at all.

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

HDFC ERGO establishes and carries reserves as balance sheet liabilities to pay future benefits and claims to policyholders. Due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of the liabilities for future claims, HDFC ERGO must set adequate reserves in order to pay out such claims in the future. The amounts may vary materially from the estimated amounts, and actual experience can be different from the assumptions relied on by HDFC ERGO to set its reserves and price its products or relied on otherwise in the conduct of its business. Significant deviations in actual experience from its assumptions could materially and adversely reduce its profitability.

Material decreases in the financial results or profitability of our general insurance joint venture due to incorrect claims assumptions or otherwise could have an adverse effect on our financial condition and results of operations.

Our life insurance subsidiary and our general insurance joint venture may not adequately assess, monitor and manage credit risks inherent in their business, and any failure to manage risks could adversely affect their business, financial position or results of operations.

The businesses of our life insurance subsidiary, HDFC Life, and our general insurance joint venture, HDFC ERGO, are subject to certain credit risks (including counterparty risk) mainly in relation to their investments in financial instruments and insurance contract receivables. As part of their business strategy, HDFC Life and HDFC ERGO cede a certain portion of their insurance risk to reinsurers by entering into reinsurance contracts. The pricing and coverage of the risks under these reinsurance contracts is dependent on various factors including, without limitation, market practice, reinsurance cover availability, regulatory requirements, and economic conditions. Inadequacy of the coverage under the reinsurance contracts may materially affect HDFC Life’s and HDFC ERGO’s business and financial condition. HDFC Life and HDFC ERGO may be unable to obtain external reinsurance on a timely basis at reasonable costs. In addition, ceding a portion of HDFC Life’s and HDFC ERGO’s risk does not in any manner discharge HDFC Life’s and HDFC ERGO’s liability toward their policyholders, and if HDFC Life or HDFC ERGO is not able to recover the amounts due under the reinsurance contract from the reinsurance companies, or if there is a delay in the payment of such amounts from the reinsurance companies, our business and financial condition and the business and financial condition of HDFC Life or HDFC ERGO, as relevant, may be materially affected.

Furthermore, the issuers whose securities may be held by HDFC Life or HDFC ERGO may default on their obligations. Any default in the payment of interest or repayment of the principal by the issuer of such financial instruments may have an adverse impact on HDFC Life and HDFC ERGO’s financial condition and cash flows. HDFC Life and HDFC ERGO are also subject to credit risk with the counterparties and clearing houses they transact with. Although HDFC Life and HDFC ERGO attempt to minimize the risks associated with investments through diversification, substantial reliance on Government bonds and AAA-rated securities, improving their credit analysis capabilities, monitoring current interest rate trends and using clearing houses for the settlement of equity, debt and money market transactions, HDFC Life and HDFC ERGO may be unable to identify and mitigate credit risks completely. As a result, the fair value losses or realized losses that HDFC Life and HDFC ERGO could incur on investments they hold, as well as a significant downgrade in the credit rating of the debt securities owned by them, could have a material adverse effect on their business, financial condition, and prospects. Furthermore, the counterparties in their investments, including issuers of securities they hold, banks in which they hold deposits and any such entity which has a financial obligation to HDFC Life or HDFC ERGO, may default on their obligations due to bankruptcy, lack of liquidity, economic downturns, operational failure, fraud or other reasons. HDFC Life and HDFC ERGO are also subject to the risk that their rights against these counterparties may not be enforceable in all circumstances.

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

Overall, failure to properly monitor, assess and manage credit risks inherent in HDFC Life and HDFC ERGO’s respective businesses could lead to losses, which may have an adverse effect on our, HDFC Life’s and HDFC ERGO’s future business, financial position or results of operations.

Our life insurance subsidiary and our general insurance joint venture require certain statutory and regulatory approvals and licenses to conduct their respective businesses, and the failure to obtain, renew or retain them in a timely manner, or at all, may adversely affect their operations.

Our life insurance subsidiary, HDFC Life, and our general insurance joint venture, HDFC ERGO, require certain approvals, licenses, registrations and permissions for operating their businesses and marketing their insurance products. See “Supervision and Regulation—II. Regulations Governing Insurance Companies.” These primarily include licenses from the IRDAI or other local authorities related to operations, such as a license to conduct life or general insurance businesses from the IRDAI, employment and labor licenses and property-related permissions, which need to be within the norms prescribed by the IRDAI.

Further, such approvals, licenses, registrations and permissions must be maintained or renewed over time, the applicable requirements may change and the Bank’s life insurance subsidiary and general insurance joint venture may not be aware of, or comply with, all requirements all the time. Additionally, HDFC Life or HDFC ERGO may need additional approvals from regulators to introduce new insurance and other products. In addition, their branches are required to be registered under the relevant shops and establishments laws of the states in which they are located. The shops and establishments laws regulate various employment conditions, including working hours, holidays and leave and overtime compensation. Furthermore, IRDAI approval is required in connection with insurance companies’ capital structure and voting rights, capital issuances and financings, investments and asset allocation decisions. The IRDAI also mandates that insurers underwrite a certain percentage of their policies for dwellings, vehicles and persons in the rural sectors, and life insurers underwrite a certain percentage of their policies for lives insured under social sector schemes. If the Bank’s life insurance subsidiary and general insurance joint venture fail to comply with any of these parameters or obtain or retain any of these approvals or licenses, or renewals thereof, in a timely manner, or at all, their businesses may be adversely affected. Moreover, a failure by HDFC Life and/or HDFC ERGO to comply, or claim by a regulator that they have not complied, with any of these conditions may result in regulatory actions including monetary penalties, restrictions on business or in extreme cases, suspension or cancellation of their certificate of registration, prohibiting them from carrying on such activities. If HDFC Life or HDFC ERGO fails to comply with the Insurance Act, 1938 (the “Insurance Act”) or the rules and regulations made thereunder, it may attract penal provisions under the Insurance Act for non-compliance.

The opening and closing or relocation of places of business by insurance companies in India are governed by the IRDAI (Protection of Policyholders’ Interests, Operations and Allied Matters of Insurers) Regulations, 2024, which may require, in specific cases and situations, HDFC Life or HDFC ERGO to obtain the approval of the IRDAI before opening any place of business, both inside and outside India in accordance with applicable regulatory provisions. If HDFC Life or HDFC ERGO fails to receive approval or comply with the requirements of the licenses or fails to renew or obtain any licenses in a timely manner or at all, this may have an adverse impact on their business operations.

The Insurance Act empowers the IRDAI to impose penalties for regulatory breaches, such as a failure to furnish any required document, statement, account, return or report to the IRDAI, or to comply with directions on the insurance treaties or other regulations. In this regard, the IRDAI may also seek clarification and conduct inquiries.

Any ongoing or future examinations or proceedings against HDFC Life or HDFC ERGO by the IRDAI or their failure to comply with any applicable laws or regulations may result in the imposition of penalties or sanctions against them, including, but not limited to, fines, restrictions on operations of the relevant insurance company, or, in extreme cases, the suspension or cancellation of any registrations. These examinations or proceedings or any actual or perceived non-compliance with laws or regulations may also result in negative publicity for HDFC Life or HDFC ERGO, which could significantly harm their corporate image, brand and reputation. The payment of any fines by our life insurance subsidiary or our general insurance joint venture that have a material adverse impact on such entities, their inability to operate due to improper licensing or the failure to obtain adequate approvals, or reputational harm caused by their actions could have an adverse effect on our financial condition, results of operations and reputation.

Our life insurance subsidiary and our general insurance joint venture may be required to increase their solvency margins, which may result in constraints on growth, especially in capital-intensive lines of business, and if they do not meet the mandatory solvency ratio required by the IRDAI, they could be subject to regulatory actions and could be forced to raise additional capital.

HDFC Life and HDFC ERGO are subject to the solvency margins prescribed by the IRDAI. In particular, pursuant to the provisions of the Insurance Act, HDFC Life and HDFC ERGO are required to maintain at all times an excess of value of assets over the amount of liabilities, equal to or higher than the prescribed solvency margin (computed in the manner prescribed by the IRDAI) and a minimum solvency ratio of 150 percent. In addition, the IRDAI may in the future require compliance with other financial conditions, ratios and standards. For example, regulators continue to focus on insurers’ ability to withstand economic shocks or natural disasters, which may elicit more stringent standards.

Further, the IRDAI (Actuarial, Finance and Investment Function of Insurers) Regulations, 2024, specify a level of solvency margin known as “control level of solvency”. The prescribed control level of solvency for life insurers and general insurers is 150.0 percent. A breach of this specified control level of solvency would permit the IRDAI to take certain actions, including requiring such insurer to submit a financial plan to the IRDAI, indicating a plan of action to correct the deficiency within a specified period as determined by the IRDAI. If HDFC Life or HDFC ERGO breaches the specified control level of solvency, the IRDAI may take such prescribed actions against it.

Compliance with such regulatory requirements may require infusion of equity capital by the promoters if HDFC Life or HDFC ERGO has exhausted its limits on raising subordinated debt. It may also require alteration of HDFC Life’s or HDFC ERGO’s businesses and accounting practices or force them to take other actions that could materially harm their businesses and results of operations. In addition, in the event that HDFC Life or HDFC ERGO fail to comply with the mandatory solvency ratio, they may be deemed to be insolvent and the IRDAI may take necessary actions including merger with other insurance entities.

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

HDFC Life and HDFC ERGO maintain certain reserves in relation to their foreseeable liabilities, and there can be no assurance with respect to adequacy of such reserves. The quantum of such reserves is a function of the internal assessment of HDFC Life or HDFC ERGO, as relevant, and depends on various factors such as past claims, number of policy holders, the nature of policies of HDFC Life or HDFC ERGO, and geographical concentration of the policyholders, among other things. If the reserves available to HDFC Life or HDFC ERGO for any of their liabilities are not adequate, this may have a material adverse effect on their business and financial condition and an adverse impact on our business and financial condition.

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

Pursuant to the Insurance Regulatory and Development Authority of India (Insurance Intermediaries) (Amendment) Regulations, 2022, as amended from time to time, each bank can act as a non-exclusive corporate agent for up to nine life insurers, nine general insurers and nine health insurers. Accordingly, any of HDFC Life’s and HDFC ERGO’s existing bancassurance partners may simultaneously act as a corporate agent of their competitors. For example, at present, a large proportion of HDFC Life’s distribution partners, including the Bank, which is HDFC Life’s largest distribution partner, are selling for more than one insurance company. Further, HDFC Life and HDFC ERGO’s competitors may offer more favorable terms to their corporate agents, leading to a larger share of their competitors’ products being sold.

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

Portions of HDFC ERGO’s business may cover losses from unpredictable events such as pandemics, epidemics, industrial hazards, biological hazards, wars, riots, acts of terrorism, heat waves, floods, tsunamis, hurricanes, tornadoes, earthquakes or any other natural or other type of disaster or unpredictable event. The occurrence of any such event may result in a material increase in the claims of HDFC ERGO’s policyholders. The occurrence of such an event and the quantum of the liability and loss of HDFC ERGO on the occurrence of such an event is unpredictable. While HDFC ERGO makes informed decisions with the aim to minimize losses by reinsuring such risks with the reinsurers, there is no assurance that such reinsurance may be adequate to cover the liabilities and losses actually suffered by it.

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

Risks Relating to Our Asset Management Subsidiary

HDFC AMC is required to comply with obligations imposed by the SEBI. Failure to comply with regulatory obligations may result in HDFC AMC being liable to pay interest and be subject to regulatory action.

HDFC AMC is required to comply with various obligations under the SEBI Mutual Funds Regulations and the SEBI Master Circular for Mutual Funds dated March 20, 2026. In the event that HDFC AMC fails to comply with such obligations, it may be subject to penalties under the SEBI Act. As an asset management company, HDFC AMC is subject to regular scrutiny and supervision by the SEBI, such as periodic inspections and audits conducted by the SEBI. The SEBI has the power to inspect its books from time to time to ascertain compliance with applicable regulations. Based on these inspections, the SEBI may take certain actions it deems appropriate, including fines or sanctions, and in certain circumstances, revocation or suspension of certificates of registration. Material fines or the suspension of activities at HDFC AMC due to regulatory intervention could have a material adverse effect on its results of operations, financial condition and reputation, which could in turn adversely affect our own financial condition and reputation.

HDFC AMC is inherently exposed to investment and market risks due to the nature of its business and any failure to adequately assess, monitor and manage such risks could materially and adversely affect its operations and financial position.

As part of its investment strategies and risk management processes, HDFC AMC monitors its portfolios for investment risk, market risks, liquidity risks, concentration risk, credit quality, stress indicators and other emerging risks. Further, scheme-level risks and performance are also reviewed by its investment committee and risk management committee. However, investment outcomes are inherently subject to market movements, interest rate cycles and valuation risks. Sustained underperformance, adverse credit events or adverse market movements may result in investor redemptions impacting the liquidity of HDFC AMC’s portfolio, which may lead to volatility and losses affecting HDFC AMC’s assets under management and revenues. Additionally, HDFC AMC’s revenue may be adversely affected not only by a decline in its assets under management but also by mark-to-market losses on its proprietary investments, thereby impacting its overall financial performance and condition.

Additionally, HDFC AMC’s investments in debt instruments are subject to varying degrees of credit risk or default (i.e., the risk of an issuer’s inability to meet interest or principal payments on its obligations) or any other issues that may result in their credit ratings being downgraded. Changes in financial conditions of an issuer, changes in economic and political conditions in general, or changes in economic and political conditions specific to an issuer are all factors that may have an adverse impact on an issuer’s credit quality and security values. This may increase the risk of the portfolio. Although the company has an in-house credit analysis process to manage the credit risk of the portfolio, downgrades or default risk may arise from events or circumstances that are difficult to detect or foresee. Also, concerns about, or a default by, one institution generally leads to losses, significant liquidity problems, or defaults by other institutions, which in turn could adversely affect HDFC AMC’s and our business. Overall, a failure to properly monitor, assess and manage risks inherent in HDFC AMC’s portfolio could lead to losses, which may have an adverse effect on HDFC AMC’s and our business, financial position or results of operations.

Legal and Regulatory Risks

We have previously been subjected to penalties imposed by the RBI, the SEBI and other authorities. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business, whether by domestic or overseas authorities, could have a material adverse effect on our business and financial results, or cause serious reputational harm.

In India, the RBI is empowered under the Banking Regulation Act to impose monetary and non-monetary penalties on banks and their employees to enforce applicable regulatory requirements. We are also subject to penalties under SEBI regulations in respect of capital issuances as well as some other activities, including acting as agent for collecting subscriptions to public offerings of securities made by other Indian companies, underwriter, custodian, depository participant and investment banker, and because our equity shares are listed on Indian stock exchanges. Various other authorities, both in India and overseas, also regulate our activities and have the power to impose penalties and restrictions.

We have in prior years received fines for non-compliance with RBI directives and regulations relating to, among others, know your customer (“KYC”), anti- money laundering (“AML”), fraud reporting standards, customer due diligence, transaction settlement procedures and misselling. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—Special Provisions of the Banking Regulation Act—Penalties.”

The details of certain recent monetary and non-monetary penalties and restrictions imposed on the Bank by the RBI and other regulatory authorities are set out below:

•

In June 2023, the SEBI issued a Show Cause Notice (“SCN”) in the matter of a foreign portfolio investor not meeting eligibility criteria under the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019. The Bank submitted a settlement application, which was accepted by the SEBI, and a settlement amount of Rs. 0.9 million was paid by the Bank. The SEBI issued a settlement order dated February 29, 2024. In terms of the settlement order, the proceedings initiated in terms of the SCN against the Bank have been disposed of without admitting or denying the findings of fact and conclusions of law contained in the SCN.

•

On November 30, 2023, the RBI levied a penalty of Rs. 10,000 on the Bank under Section 11(3) of the Foreign Exchange Management Act, 1999 (the “FEMA Act”) for violation of Regulation 3 of FEMA 5(R) – FEMA Deposit Regulation 2016. The Bank was required to open a Special Non-Resident Rupee Account but continued using a Resident Current Account of a non-resident bank, even after it ceased its operation in India in June 2016. Considering the facts of the case, steps taken by the Bank in ensuring no interest was paid on the balances in the account, a clear explanation from the Bank in the personal hearing with the RBI and certification from statutory auditors that transactions in the account post June 2016 were related to winding up activities of the bank, the RBI levied the said penalty. The penalty has since been paid by the Bank.

•

On September 10, 2024, the RBI levied a penalty of Rs. 10.0 million on the Bank for providing gifts to depositors at the time of accepting deposits, opening certain savings accounts in the names of ineligible entities and failure to ensure that customers not be contacted after 7 p.m. and before 7 a.m., in contravention to the Reserve Bank directions on “Interest Rate on Deposits” and “Recovery Agents engaged by Banks”. The penalty was paid by the Bank on September 17, 2024. The Bank has initiated and taken corrective measures, as necessary, to align operations and procedures with applicable regulations.

•

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

•

On July 11, 2025, the RBI levied a penalty of Rs. 0.5 million on the Bank under section 11(3) of the FEMA Act. The penalty was imposed on account of a loan disbursed by the Bank in November 2021 in contravention of Paragraph 9.3.6 of the Master Direction—Foreign Investment in India dated January 4, 2018. The penalty was paid by the Bank on July 16, 2025. The Bank has undertaken corrective action, as necessary, to address the issue.

•

On September 25, 2025, the Dubai Financial Services Authority (“DFSA”) prohibited the Bank’s branch at the Dubai International Financial Centre (“DIFC Branch”) from, among other things, soliciting or conducting business with new clients for specified financial services. The prohibition was imposed in connection with the DFSA’s findings relating to the DFIC Branch carrying on financial services by arranging or advising on financial products and credit for customers who were not onboarded by the DIFC Branch, issues with onboarding of customers at the DIFC Branch, and other matters related thereto. The prohibition does not affect servicing of existing customers and will remain in place until otherwise amended or revoked in writing by the DFSA. The Bank is taking necessary steps to comply with the directives in the decision notice and is committed to work with the DFSA to promptly remediate and address the DFSA concerns at the earliest. The business undertaken at the DIFC Branch is not material to the Bank’s operations or its financial position and accordingly no material impact is expected with respect to the overall operations or financial position of the Bank.

•

On November 28, 2025, the RBI levied a penalty of Rs. 9.1 million on the Bank for contravention of provisions of section 19(1)(a) read with section 6(1) of the Banking Regulation Act relating to the forms of business that can be undertaken by the Bank in addition to core banking activities, and contravention of the RBI directions on “Interest Rate on Advances” and “Guidelines on Managing Risks and Code of Conduct in Outsourcing of Financial Services by Banks” and RBI directions on KYC. The penalty was paid by the Bank on December 1, 2025. The Bank has since undertaken corrective action to address the issue.

We also from time to time receive penalty notices from the Indian stock exchanges, Central Depository Services Limited (“CDSL”) and National Securities Depository Limited (“NSDL”), the securities depositories in India, for administrative infractions, such as delays in updating KMP details on the NSE’s portal after making a separate intimation to the NSE, a failure to inform NSDL of a service center address update and the closure and merger of another such center, and delays in submissions of responses to alerts raised by CDSL. Although these notices have not been qualitatively or quantitatively material to the Bank in the past, they could be material in the future.

We cannot predict the outcome of any ongoing or future inspections or investigations by the RBI or the SEBI, or by other authorities, including overseas authorities, relating to our operations in India or abroad, which may include investigations with respect to KYC, AML, fraud reporting standards, customer due diligence, transaction settlement procedures, misselling or other matters. Some of the penalties imposed by the RBI have generated adverse publicity for our business. Such adverse publicity, or any future scrutiny, investigation, inspection or audit which could result in fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, may materially adversely affect our business and financial results. See “—Risks Relating to our Business—Negative publicity could damage our reputation and adversely impact our business and financial results.”

Transactions with counterparties in countries designated as state sponsors of terrorism by the United States Department of State, the Government of India or other countries, or with persons or entities targeted by U.S., Indian, EU or other economic sanctions may cause potential customers and investors to avoid doing business with us or investing in our securities, harm our reputation or result in regulatory action which could materially and adversely affect our business.

We engage in business with customers and counterparties from diverse backgrounds. Countries or jurisdictions that are subject to economic sanctions currently imposed by the U.S. Government (including the Office of Foreign Assets Control of the U.S. Department of the Treasury and the U.S. Department of State), the European Union, the United Nations or other law enforcement agencies or sanctions or export controls authorities (“Sanctions Authorities”) include the Crimea, Zaporizhzhia and Kherson regions of Ukraine, in each case to the extent that such areas of Kherson or Zaporizhzhia are under control of Russia, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, Cuba, Iran and North Korea. Such list of countries or jurisdictions may change from time to time. In light of these sanctions, as well as other sanctions administered or enforced by the Sanctions Authorities, it cannot be ruled out that some of our customers or counterparties may become the subject or target of sanctions. Such sanctions may result in our inability to gain or retain such customers or counterparties or receive or process payments from them. In addition, the association with such individuals, entities or countries may damage our reputation and, if such association is not in compliance with relevant sanctions, could expose the Bank to civil and criminal prosecution and penalties or the imposition of sanctions against the Bank. This could have a material adverse effect on our business and financial results, and the prices of our securities. These laws, regulations and sanctions or similar legislative or regulatory developments may further limit our business operations.

From time to time, some of our customers may be designated by the United States as Specially Designated Global Terrorists (“SDGTs”) under Executive Order 13224. For example, one individual customer was designated from June 2021 to April 2023, and three corporate customers were designated individually in November 2023, April 2024 and January 2026. The customers’ accounts were blocked and we have maintained and continue to maintain the blocks while such customers were and are designated. Separately, in June 2023, we received a show cause notice from the SEBI notifying us that we had permitted an ineligible foreign investor to transact in securities in India, in violation of applicable regulations. While the impact of this incident on our financial operations was immaterial, similar occurrences could lead to further notifications and regulatory fines in the future, which could have an adverse effect on our reputation and results of operation.

If we were determined to have engaged in activities targeted by certain statutes, regulations or executive orders of the United States, India, the European Union or other jurisdictions, we could lose our ability to open or maintain correspondent or payable-through accounts with U.S. financial institutions, among other potential penalties and sanctions. In addition, depending on socio-political developments, even though we take measures designed to ensure compliance with applicable laws and regulations, our reputation may suffer due to our association with certain targeted individuals, entities or countries. The above circumstances could have a material adverse effect on our business, financial results and the prices of our securities.

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

Additionally, the Basel III Capital Regulations, which have now been consolidated into the Directions on Capital Adequacy, impose strict capital requirements, liquidity standards, and risk management practices on banks. Adapting to these regulations often entails substantial capital infusion and operational adjustments. The Reserve Bank of India (Commercial Banks—Asset Classification, Provisioning and Income Recognition) Directions, 2026 dated April 27, 2026 (the “2026 Provisioning Directions”) will also come into effect from April 1, 2027 and adopt a forward-looking provisioning approach under the ECL approach. While the 2026 Provisioning Directions set out certain transitional arrangements by providing banks time to rebuild their capital resources, any changes in such requirements in relation to capital adequacy or provisioning, including changes in the various limit requirements under the Capital Adequacy Disclosures, could materially affect our business, increase provisioning requirements, require us to update our internal controls and related processes, and change how we are permitted to use and allocate our assets. See “Supervision and Regulation—RBI Regulations”.

Similarly, with effect from April 1, 2027, the computation of capital requirements for credit risk for commercial banks will be governed by the instructions set out in the Reserve Bank of India (Commercial Banks—Capital Charge for Credit Risk—Standardised Approach) Directions, 2026, dated April 27, 2026, which will replace the existing standardized credit risk framework. The impact of the implementation of these directions on banks’ capital adequacy ratios will depend on the credit risk profile of the assets of the relevant bank. For example, banks with relatively higher-risk, unrated, or specialized-lending portfolios will likely experience an increase in RWAs and, therefore, a decrease in reported capital ratios, while banks with relatively lower-risk or more highly rated portfolios may experience a neutral or even favorable impact on reported capital adequacy ratios.

Further, regulators could trial structural changes in the industry. For example, the Indian Government announced the introduction of a central bank digital currency by the RBI in the Union Budget for fiscal year 2023, and the Bank is participating in the RBI’s pilot program to issue so-called “Digital Rupee”, which was launched in November 2022. During fiscal year 2025 and 2026, the Bank continued to test and scale use cases under both the wholesale and the retail segments of the CBDC pilot, including customer and merchant onboarding, wallet-based transactions, and integration with digital banking channels. The Bank has also undertaken internal development to support programmable features and seamless QR-based interoperability across UPI and CBDC. However, if such digital currencies are introduced at scale in the banking system in the future, commercial banks, including us, may experience deposit outflows and face challenges in raising new low-cost deposits as cash is diverted into personal digital wallets.

The Government notified the Digital Personal Data Protection Rules, 2025 on November 13, 2025 (“Data Protection Rules”), operationalizing the Digital Personal Data Protection Act, 2023, which establishes a comprehensive, consent-driven framework governing the collection, processing, storage, and erasure of digital personal data, with oversight and enforcement authority vested in the newly constituted Data Protection Board of India. The Data Protection Rules impose comprehensive data governance obligations on the Bank as a data fiduciary, including mandatory security safeguards and 72-hour breach notification to the Data Protection Board of India, and may also involve designation as a Significant Data Fiduciary which involves enhanced audit requirements. Any non-compliance which such rules may cause reputational harm or disruptions to our operations.

Other areas of increasing regulatory scrutiny and potential material change include data regulation and climate change management. Increasing data availability and improving data quality represent two critical priorities for banks. As bank regulators become more data dependent, they are driving the already high prioritization of strategic data programs at the banks they supervise. Effective cybersecurity policies and procedures to secure organization assets and data are an increasing concern of regulators, as are prudent approaches to reliance on AI and transactions in digital currencies and crypto assets. New laws and regulations may also be promulgated to regulate internet activities and additional aspects of our online banking operations. Further, the RBI has stated that climate-related risks are expected to significantly impact regulated entities as well as have implications on financial stability. Although on May 29, 2026, the SEC proposed to rescind the climate disclosure rules that it promulgated in March 2024, there is an increasing focus by the Bank’s management on climate-related financial risk, given the potential for unmanaged risk to have an adverse and possibly disparate impact on the local and global financial systems.

The RBI, in November 2025, issued the Reserve Bank of India (Commercial Banks—Climate Finance and Management of Climate Change Risks) Directions, 2025 (the “Climate Finance Directions”). The Climate Finance Directions apply to commercial banks and seek to enable banks to undertake a comprehensive assessment of climate change risks, integrate such risks into their existing risk management frameworks and structures, and optimize the flow of credit to green activities and projects while addressing greenwashing concerns and protecting depositors’ interests. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Regulations Relating to Climate Finance and Climate Change Risks”. Material changes in these or other emerging regulatory topics could impose onerous requirements that could have a material adverse impact on our financial condition and results of operations and expose us to incremental risks of legal or regulatory action.

Some of our subsidiaries are publicly listed on the Indian stock exchanges, which subjects them to extensive regulation that can lead to increased costs or additional restrictions on their activities that could adversely impact the Bank.

The securities of our asset management subsidiary, HDFC AMC, of our life insurance subsidiary, HDFC Life, and of HDBFSL are publicly listed on the Indian stock exchanges, which results in enhanced compliance requirements and regulatory oversight. Increased regulatory scrutiny of HDFC AMC, HDFC Life, and HDBFSL or additional mandatory disclosures beyond the stringent requirements they already must meet, could have a material adverse impact on the Bank. There could be instances where the regulator or governmental agency may find that these subsidiaries are not in compliance with laws and regulations applicable to listed companies or to their relationship with HDFC Bank or other Group companies, or with their interpretations of laws and regulations, and may take formal or informal actions against our Bank and our subsidiaries or affiliates.

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

Pending, ongoing, and future legal proceedings, including lawsuits or complaints by clients, customers, depositors, counterparties and other constituents across our cross-selling initiatives, shareholders and investors in India and abroad regarding breach of contract, regulations, applicable laws and tort claims, investigations by regulatory authorities and other inspections or audits, could result in judgments, fines, public reprimands, damage to our reputation, significant time and attention from our management, costs for investigations and remediation of affected customers, or other material adverse effects on our business and financial results, if such legal proceedings or investigations have been finally determined, or in the future are finally determined by the competent court, tribunal or authority against the Bank.

The Bank is involved in recovery proceedings initiated before the Debts Recovery Tribunal, Mumbai (“DRT”) against Splendour Gems Limited, an Indian company (“Splendour”), and its personal guarantors. Although the Bank secured a debt recovery order and recovery certificate in 2004 from the DRT and has initiated recovery proceedings, outstanding dues remain substantially unpaid.

The family members of Splendour’s guarantors individually, and through a trust managed by them, have initiated multiple legal actions against the Bank and its senior management, most of which have been dismissed or quashed. On May 5, 2026, the Bombay High Court quashed a first information report alleging cheating, criminal breach of trust, and conspiracy against the Bank’s Chief Executive Officer and Managing Director on the grounds that the criminal action was a retaliatory proceeding (referred to as a counterblast) to the recovery proceedings initiated by the Bank. An appeal filed in the Supreme Court against the order of the Bombay High Court is pending adjudication. These proceedings and the related media coverage may have a material adverse impact on the Bank’s reputation. See also “—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results.”

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

We may be subject to claims by third parties both inside and outside India if we breach their intellectual property rights by using slogans, names, designs, software or other such rights, which are of a similar nature to the intellectual property these third parties may have registered. Any legal proceedings which result in a finding that we have breached third parties’ intellectual property rights, or any settlements concerning such claims, may result in interim or final injunctions, require us to provide financial compensation to such third parties or make changes to our marketing strategies or to the brand names of our products, which may have a materially adverse effect on our business prospects, reputation, results of operations and financial condition. In addition, litigation (even where successful) may result in an intensive use of resources and management time, leading to potential disruption to our business.

Technology Risks

We face cybersecurity threats, such as hacking, phishing, trojans, distributed denial-of-service attacks and emerging automated cyberattacks, including AI-driven cyberattacks, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. Cybersecurity incidents have in the past, and may in the future, cause damage to our reputation and adversely impact our business and financial results.

The Bank offers internet banking, among other services, to its customers. The internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards online, requesting account statements and requesting checkbooks. The Bank is therefore exposed to various cybersecurity threats related to these services or to other sensitive information, with threats including (i) phishing, trojans and other forms of digital fraud targeting its customers, (ii) hacking, whereby attackers may attempt to compromise the Bank’s website with the intention of disrupting services or causing reputational damage, (iii) data theft, where cyber criminals try to intrude into the Bank’s network to steal information or extort money, and (iv) data leakage, where sensitive internal or customer information is inappropriately disclosed by parties with legitimate access. Additionally, with the growing use of AI by threat actors, the Bank faces AI-enabled risks such as more convincing phishing attempts, automated malware attacks, faster identification of system vulnerabilities, and increased potential for data extraction or misuse through AI-driven analysis. From time to time, we have experienced and we may in the future experience cybersecurity incidents, some of which we may not yet have detected.

Similarly, although our subsidiaries have cyber resilience frameworks in place to protect the integrity of data and guard against piracy breaches, these have not always effectively managed risks related to cybersecurity and customer data privacy, which may have an adverse effect on their results of operations, financial condition and reputation, and could in turn adversely affect us. Like us, our subsidiaries depend significantly on information technology systems with respect to almost all aspects of their business operations. As a majority of transactions are processed digitally, any disruption relating to their technology infrastructure due to cyberattacks or technology advancements could adversely affect their business operations. For example, in May 2026, a cybersecurity incident was reported at HDFC AMC where it received a communication from an anonymous source claiming access to certain portions of its IT infrastructure. HDFC AMC promptly activated the necessary protocols for containment and incident response and has since undertaken measures to further strengthen its cybersecurity framework, including the implementation of additional safeguards and controls, as considered necessary.

Additionally, in November 2024, the Bank’s subsidiary, HDFC Life, received email and WhatsApp messages from an unknown email and number through which the attacker shared Personally Identifiable Information (“PII”) of HDFC Life customers. The attacker initially created a customer account in HDFC Life and then exploited a vulnerability to access certain lines of customer data. The vulnerability has been remediated and additional security measures and protocols were implemented to further strengthen HDFC Life’s information security framework and safeguard customer data.

The impact of these incidents was not material to the Bank. However, as the sophistication of cybersecurity incidents continues to evolve, the Bank aims to continue to enhance its protective measures, investigate and remediate any vulnerability due to cyber incidents, thus likely incurring additional costs. Additionally, despite such protective measures, future incidents could be more significant and could have a material adverse effect on our business, financial condition and results of operations.

In recent years, the banking sector has undergone a profound transformation with the extensive integration of digitalization and cutting-edge technologies. This transformation has brought forth not only numerous opportunities but also formidable challenges, particularly in the realms of cybersecurity, data privacy and the outsourcing of critical information technology services by regulated entities to third parties.

The landscape of cyber threats has undergone rapid and complex changes fueled by targeted attacks, the proliferation of Ransomware-as-a-Service (“RaaS”) incidents as well as the prevalence of distributed denial-of-service (“DDoS”) attacks and coordinated group cyber assaults. The techniques used in cyberattacks evolve frequently and increase in sophistication, and therefore a cyberattack may not be recognized until launched or may go undetected for extended periods. The repercussions of cybersecurity incidents are profound, impacting not only financial institutions’ bottom lines but also their brand reputation and customer trust. Moreover, these incidents often result in significant financial losses.

Additionally, technology advancements and emerging technologies, such as AI, GenAI and quantum computing, and the general proliferation of information technology in the banking sector have intensified cybersecurity risks. For example, AI lowers the barriers to entry to plan and execute cyberattacks, enables more personalized and harder-to-detect social engineering, and improves vulnerability discovery, which may result in the increased likelihood of exploitation and an increase in the speed, scope, scale and sophistication of cyberattacks. Further, advances in quantum computing may introduce cryptography risks that threaten the security of our information and systems and strengthen threat actor capabilities in ways that are difficult to anticipate. These technologies, alone or in combination with others, may amplify the risks they pose. As the banking sector increasingly adopts cloud-enabled services as part of IT modernization initiatives and digital-first business strategies, concerns regarding cybersecurity threats on cloud platforms have intensified.

While in connection with such threats, the RBI issues regulations and instructions, such as the Master Direction on Information Technology Governance, Risk, Controls and Assurance Practices (“RBI IT Master Direction”) issued in November 2023, which introduced a regulatory framework for information technology outsourcing, managing risk concentration and periodic risk assessments, we may not be able to predict or avoid cyber threats despite meeting regulatory requirements for such preventative frameworks. The Bank continues to monitor regulatory and industry developments in this area and to assess their potential implications for its operational resilience and technology risk management framework.

Cybersecurity incidents and increasing regulatory focus on technology advancements and related risks could enhance compliance requirements and regulatory oversight, which could expose us to civil litigation and related financial liability. Although the financial impact of cybersecurity incidents on the Bank has been immaterial to date, future cybersecurity incidents could damage our reputation and could have a material adverse effect on our business, financial condition and results of operations. Given the complexity of some cybersecurity events and the interconnected nature of technological systems, we are also vulnerable to customers incorrectly blaming us and terminating their accounts with us for a cybersecurity incident that might have occurred on their own system or on the system of an unrelated third party rather than on our network. If, as a result of a cybersecurity incident, our information technology systems were to fail and we were unable to recover in a timely way, we may be unable to fulfill critical business functions, which could damage our reputation and have a material adverse effect on our business, financial condition, and results of operations.

A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition.

Our ability to operate and remain competitive depends in part on our ability to maintain and upgrade our information technology systems and infrastructure on a timely and cost-effective basis, including our ability to process a large number of transactions on a daily basis. Our operations also rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Regulatory frameworks established by the Government, such as the Data Protection Rules, impose comprehensive data governance obligations on the Bank as a data fiduciary, and any non-compliance may subject the Bank to penalties and reputational harm. Our financial, accounting or other data-processing systems and management information systems or our corporate website may fail to operate adequately or become disabled as a result of events that may be beyond our control or may be vulnerable to unauthorized access, computer viruses or other attacks. See “—Technology Risks—We face cybersecurity threats, such as hacking, phishing, trojans, distributed denial-of-service attacks and emerging automated cyberattacks, including AI-driven cyberattacks, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. Cybersecurity incidents have in the past, and may in the future, cause damage to our reputation and adversely impact our business and financial results.”

The increasing use of AI and ML models in our operations also introduces additional risks, including model errors, data-quality issues, algorithmic bias, adversarial attacks and the potential misuse or manipulation of AI systems. If our systems are compromised, whether through cyberattacks, system failure, incorrect outputs from AI models or vulnerabilities within automated decisioning tools, such events may lead to service interruptions, operational inefficiencies, financial loss, regulatory scrutiny or penalties and reputational damage, and could adversely affect our business, results of operations and financial condition.

From time to time, we have experienced and we may in the future experience outages in our internet banking, mobile banking and payment utilities. Furthermore, the information available to, and received by, our management through its existing systems may not be timely and sufficient to manage risks or to plan for and respond to changes in market conditions and other developments in our operations. If any of these systems are disabled or if there are other shortcomings or failures in our internal processes or systems, including further outages in our digital business in the future, it may disrupt our business or impact our operational efficiencies, and render us liable to regulatory intervention or damage to our reputation. The occurrence of any such events may adversely affect our business, results of operations and financial condition.

We also rely on different types of third parties, including in relation to cash management services, software services, client sourcing, debt recovery services and call center services, which exposes us to risks relating to the information technology systems and data protection guardrails of such third parties. We have in the past been, and may in the future be, indirectly affected by a data breach at a third-party service provider. Any system disruption or security breaches associated with such third parties may adversely affect our business, subject us to regulatory intervention and have a material adverse effect on our results of operations, financial condition and reputation.

Our use of advanced technologies, including AI and GenAI, across our operations, products and services exposes us to operational, legal and regulatory risks that could adversely affect our business, results of operations or financial condition.

The Bank’s use of technologies, including AI and GenAI, may give rise to operational, legal and regulatory risks. GenAI systems may produce inaccurate, incomplete or biased outputs, or create risks relating to the use of third-party intellectual property. The use of AI, which may involve reliance on large volumes of data, may also create risks relating to the confidentiality, security and appropriate use of information, including confidential, proprietary or sensitive data being accessed, disclosed, misused or compromised.

In particular, the use of AI and ML in credit underwriting and loan decisioning processes may give rise to risks of algorithmic bias, which could result in discriminatory lending outcomes or the inadvertent exclusion of creditworthy borrowers from certain products. If our AI-driven models produce outputs that are, or are perceived to be, unfairly biased against particular customer segments, we could face regulatory scrutiny, enforcement actions, reputational harm, and litigation. As regulatory frameworks governing the use of AI in financial services continue to develop in India and globally, we may be required to implement additional model governance, transparency, and explainability requirements, which could increase our compliance costs.

The Bank may not be able to fully control how third-party AI technologies that it uses are developed or maintained, or how data input into such technologies is used or disclosed, even where contractual protections are in place. AI and GenAI tools may also be exposed to cyber risks, including prompt injection attacks, which may increase cybersecurity risks where these technologies are implemented in the Bank’s business.

The Bank may also face operational risks and additional costs if technologies used in areas such as cybersecurity management, including AI, ML and GenAI, are not used appropriately, do not perform as intended, or are not integrated into relevant systems, solutions or controls. As AI and GenAI technologies continue to develop, regulatory expectations may also evolve, which may require additional investments in compliance, oversight and control frameworks.

While the Bank may implement governance, oversight and control measures in relation to the use of AI and GenAI, such measures may not fully mitigate the risks associated with the use, scaling or integration of AI-enabled capabilities. If such risks materialize, they could adversely affect the Bank’s business, reputation, results of operations or financial condition.

See “—We face cybersecurity threats, such as hacking, phishing, trojans, distributed denial-of-service attacks and emerging automated cyberattacks, including AI-driven cyberattacks, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. Cybersecurity incidents have in the past, and may in the future, cause damage to our reputation and adversely impact our business and financial results”, “—A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition.” and “—Risks Relating to Our Industry— Our business is highly competitive, which makes it challenging for us to offer competitive prices to retain existing customers and solicit new business, and our strategy depends on our ability to compete effectively.”

Risks Relating to India

Any adverse change in India’s credit rating, or the credit rating of any country in which our foreign banking outlets are located, by an international rating agency could adversely affect our business and profitability.

Our credit ratings are affected in part by India’s own sovereign rating. For example, in August 2025, S&P revised India’s sovereign credit rating from BBB- to BBB on the basis of robust growth and rising quality of Government spending. Consequently, S&P also upgraded HDFC Bank’s credit rating. Conversely, in the past, the Bank’s credit ratings have been downgraded in line with downgrades in India’s sovereign rating.

International rating agencies have pegged the ratings of all Indian banks at the sovereign rating. These international ratings may differ from those awarded domestically where the Bank is currently assigned the highest domestic rating by CRISIL, CARE, ICRA and India Ratings (the Indian arm of Fitch Ratings).

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

Although we consider the risk of a sovereign rating downgrade to be low at present, there can be no assurance that a further sovereign rating downgrade will not occur. Any such downgrade in India’s credit rating, or the credit rating of any country in which our foreign banking outlets are located by international rating agencies, may adversely impact our business, financial position and liquidity, limit our access to capital markets, and increase our cost of borrowing.

If there is any change in tax laws or regulations, or their interpretation, such changes may significantly affect our financial statements for the current and future years, which may have a material adverse effect on our financial position, business, and results of operations.

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

Implementation of India’s labor law reforms may increase our employee-related costs and compliance obligations and could adversely affect our business, financial condition, results of operations and cash flows.

The Government has enacted significant labor law reforms through the Code on Wages, 2019, the Code on Social Security, 2020, the Industrial Relations Code, 2020 and the Occupational Safety, Health and Working Conditions Code, 2020 (“Labor Codes”). The implementation of the Labor Codes and the rules and regulations framed thereunder by central and state authorities may result in changes to the manner in which employee compensation and benefits are calculated and administered and may increase our obligations with respect to social security contributions, gratuity, leave-related benefits and other employee-related costs.

As one of India’s largest financial institutions, with a substantial employee base and operations across multiple states and union territories, we may be required to undertake significant changes to our compensation structures, employment policies, payroll systems, internal controls, and compliance processes in order to comply with the requirements of the Labor Codes and related regulations. The implementation of such changes may require additional expenditure and management resources and could result in increased operating and administrative costs. As of March 31, 2026, the Bank has recognized an estimated incremental impact of Rs. 9.6 billion due to the increase in past service costs in relation to retirement benefits obligations, based on the information available as of such date.

The Labor Codes are subject to implementation through rules, notifications, clarifications and guidance issued by various governmental authorities, and there may be uncertainty regarding the interpretation and application of certain provisions. Differences in interpretation by regulators, courts, tribunals or other authorities, changes in implementation timelines, or the adoption of differing state-specific requirements may result in additional compliance obligations, disputes, investigations, penalties, employee claims or other liabilities.

Any material increase in employee-related costs, inability to effectively implement required changes, failure to comply with applicable labor laws and regulations, or adverse developments arising from the implementation or interpretation of the Labor Codes could adversely affect our business, financial condition, results of operations and cash flows.

Any volatility in the exchange rate may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.

India has run a current account deficit of various sizes every year for the past five years. In fiscal year 2022, India’s current account deficit stood at 1.2 percent of GDP on account of post-pandemic pent-up demand. In fiscal year 2023, the current account deficit increased further to 2.1 percent of GDP as the geopolitical conflict between Russia and Ukraine led to an increase in commodity prices. The current account deficit stood at 0.7 percent of GDP in fiscal year 2024, with services exports and remittances offsetting much of the drag from the merchandise trade deficit. In fiscal year 2025, the current account deficit moderated to 0.6 percent of GDP supported by healthy services exports. For fiscal year 2026, India’s current account deficit remained at 0.6 percent of GDP.

Looking ahead, given the increase in commodity prices due to the Middle East conflict, India faces headwinds in terms of its widening current account deficit. A sustained increase in energy prices in the event of a prolonged conflict, along with any drag on exports to the Middle East or remittance inflows from the region presents further risks for India’s current account balance. Combined with the pressure on capital inflows due to heightened global risk aversion, these conditions have increased and are expected to continue increasing currency volatility in 2026.

Except for a 2.8 percent appreciation in fiscal year 2021 in part due to a weak dollar and robust foreign flows, the rupee has depreciated against the United States dollar each year since 2018. The rupee’s depreciation intensified in fiscal year 2023 due to a sharp increase in U.S. interest rates. With a strong U.S. dollar and foreign institutional investors (“FII”) outflows, the rupee depreciated by 8.1 percent in fiscal year 2023. The rupee ranged between a high of Rs. 83.20 per US$ 1.00 and a low of Rs. 75.39 per US$ 1.00 during fiscal year 2023. During fiscal year 2024, the rupee traded in a tight range against the United States dollar (trading between Rs. 81.65 and Rs. 83.58 per US$ 1.00) and depreciated by 1.4 percent. Equity flows and investment in debt instruments by FIIs ahead of India’s sovereign debt inclusion in major global bond indices supported the rupee against the United States dollar. During fiscal year 2025, the rupee depreciated by 2.5 percent and traded in the range of Rs. 83.06 and Rs. 87.63 per US$ 1.00. Total FII investments moderated in fiscal year 2025, pressured by negative net equity flows.

With uncertainty on the tariff front and a weak growth outlook relative to the U.S. dollar, the rupee appreciated in the early months of fiscal year 2026. However, the imposition of 50 percent tariffs by the U.S. in August 2025 sustained depreciation pressures on the rupee against the U.S. dollar. During fiscal year 2026, the rupee weakened by close to 9 percent against the U.S. dollar. This was primarily driven by uncertainty related to tariffs applicable to exports from India, FII outflows and higher crude oil prices on account of geopolitical tensions in the Middle East.

The RBI has intervened in the foreign exchange market to curtail extreme volatility and has introduced regulatory measures to curb speculative positioning in the rupee since March 2026. The RBI continues to sustain its foreign exchange reserves, which amounted to approximately US$ 675 billion as of July 10, 2026, representing an amount sufficient to cover approximately 10 months of imports.

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

Over the medium term, the impact of the Trump presidency in the United States, heightened geopolitical tensions between Russia and Ukraine, China and Taiwan, Israel and Hamas, and the United States and Iran increase the risk of a shift of foreign fund flows from emerging markets to developed markets. Additionally, a decrease in global liquidity could reduce the attractiveness of emerging market assets. Moreover, the rise in inflationary risks globally due to the recent surge in energy and commodity prices has increased the chances of interest rate hikes by major central banks.

Political instability or changes in the Government could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which would impact the Bank’s financial results and prospects.

Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the roles of the Indian central and state governments as producers, consumers and regulators remain significant factors in the Indian economy. The election of a pro-business majority government in May 2019 marked a distinct increase in expectations for policy and economic reforms among certain sectors of the Indian economy. With the leadership remaining unchanged following the 2024 general elections, the Government is expected to continue with its policy and economic reforms agenda. The Government has reduced taxes, focused on easing the business and regulatory environment in its budget for fiscal year 2026, and introduced a new PLI scheme for electronics components more recently. Further, the Government reduced GST rates in September 2025, which has aided in boosting consumption. In fiscal year 2027, the Government is likely to continue with its focus on public infrastructure to stimulate growth, while sustained momentum in consumption demand drawing support from GST rate cuts and the healthy balance sheets of financial institutions and other businesses is likely to provide support.

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

Other major reforms that have been implemented are a goods and services tax and the demonetization of certain banknotes. Any significant change in India’s economic liberalization plans, deregulation policies or other major economic reforms could adversely affect business and economic conditions in India generally and therefore adversely affect the Bank’s business, results of operations and financial condition.

Terrorist attacks, civil unrest and other acts of violence or war involving India and other countries would negatively affect the Indian market where our shares trade and lead to a loss of confidence and impair travel, which could reduce our customers’ appetite for our products and services.

Geopolitical tensions between India and Pakistan remain elevated following the deadly terrorist attack on tourists in Pahalgam in Jammu and Kashmir in April 2025. Terrorist attacks, including the one in Pahalgam, as well as those in Mumbai in November 2008 and in Pulwama in February 2019, and other acts of violence or war may negatively affect the Indian markets on which our equity shares trade and adversely affect the worldwide financial markets. These acts may also result in a loss of business confidence, make travel and other services more difficult and, as a result, ultimately adversely affect our business. In addition, any deterioration in relations between India and Pakistan, between India and China or between India and other neighboring countries might result in investor concerns about stability in the region, which could adversely affect the price of our equity shares and ADSs.

A deadly clash on the India-China frontier in 2020 caused a fundamental shift in relations between the two Asian giants. In June 2020, clashes in Galwan Valley in the Ladakh region just opposite Tibet had an adverse impact on international relations. India has also witnessed civil disturbances and nationwide protests in recent years, and similar protests in the future, as well as other adverse social, economic and political events in India, could have an adverse impact on us. In addition, such incidents create a greater perception that investments in Indian companies involve a higher degree of risk, which could have an adverse impact on our business and the price of our equity shares and ADSs.

Natural calamities, including those exacerbated by climate change, and public health epidemics could adversely affect the Indian economy or the economies of other countries where we operate, which, in turn, could negatively impact our business and the price of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts from time to time. It is estimated that India has recorded over 400 natural disasters with over one billion people affected and above 80,000 deaths due to these disasters since 2001. The extent and severity of these natural disasters determine the size and duration of their impact on the Indian economy. In particular, climate and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 17.8 percent of India’s Real Gross Value Added (“GVA”) in fiscal year 2026, under the new GDP series. Prolonged spells of below or above normal rainfall or other natural calamities, including those believed to be exacerbated by global or regional climate change, could adversely affect the Indian economy and, in turn, negatively impact our business, especially our rural portfolio. In fiscal year 2026, agricultural performance was supported by above-average rainfall, adequate reservoir levels and healthy soil moisture conditions. Similarly, global or regional climate change in India and other countries where we operate could result in changes to weather patterns and the frequency of natural calamities, like droughts, floods and cyclones, which could affect the economy in India and in the countries where we operate and negatively impact our operations in those countries. Recent natural disasters like earthquakes in Syria and Turkey have had an adverse impact on other economies as well. In fiscal year 2027, the India Meteorological Department (“IMD”) has predicted a below-normal monsoon, with a possibility of weather-related disruptions such as El Niño. This might affect agriculture production, as below-normal rainfall could affect sowing of water-intensive crops like rice. Besides the aggregate rainfall, any significant disruption in the rainfall distribution pattern could also adversely impact agricultural output.

Public health epidemics could also disrupt our business. For example, the COVID-19 pandemic declared by the WHO in 2020 adversely affected business prospects and operations across fiscal years 2021 and 2022 through lockdowns, travel restrictions and related economic disruptions. In the event of another pandemic or widespread infectious outbreak (including novel viruses, emerging diseases such as nipah or monkeypox, or surging respiratory illnesses), economic growth may slow, and our operations could be materially disrupted.

The rise in climate change related disasters, conflicts and their repercussions for food systems or the emergence of a global pandemic could create a dangerous combination of threats to global health and market volatility. The associated principal risks to us as a result of this volatility in the financial markets include weaker currencies and the liquidity risk associated with potential increases in borrowing costs and the availability of debt financing. This could in turn adversely affect our business and the price of our equity shares and ADSs.

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

The Indian securities markets are smaller and comparatively more volatile than securities markets in more developed economies. In the past, the Indian stock exchanges have experienced substantial fluctuations in the prices of listed securities. The Indian stock market has primarily domestic companies listed on its exchanges. Currently, prices of securities listed on Indian exchanges are displaying no firm trends. Any negative incremental macroeconomic trends could impact the markets significantly. The governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain securities, limitations on price movements and margin requirements. Future fluctuations or trading restrictions could have a material adverse effect on the price of our equity shares and ADSs.

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

Because the equity shares underlying our ADSs are quoted in rupees in India, you may be subject to potential losses arising from exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

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

Investors may be subject to Indian taxes arising from capital gains on the sale of equity shares.

Under current Indian tax laws and regulations, capital gains arising from the sale of shares in an Indian company are generally taxable in India. Further, any gain realized on the sale of listed equity shares held for a period of 12 months or less will be subject to short-term capital gains tax in India.

Capital gains arising from the sale of equity shares will be exempt from taxation in India in cases where the exemption from taxation in India is provided under a treaty between India and the country of which the seller is resident. Indian tax treaties, for example, with the United States and the United Kingdom, do not limit India’s ability to impose tax on capital gains. The treaties provide that except as provided in case of taxation of shipping and air transport provisions, each contracting state may tax capital gains in accordance with the provisions of domestic law. As a result, residents of other countries may be liable for tax in India as well as in their own jurisdiction on a gain upon the sale of equity shares. However, credit for the same may be available in accordance with the provisions of the respective treaty and in accordance with the provisions under domestic law, if applicable.

Investors are advised to consult their own tax advisors and to carefully consider the potential tax consequences of an investment in ADSs. See also “Taxation.”

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

As a foreign private issuer under U.S. securities laws, the Bank is not required to disclose as much information to investors as a U.S. issuer is required to disclose, and investors may receive less information about the Bank than they might otherwise receive from a comparable U.S. bank.

We are subject to the periodic reporting requirements of the SEC and NYSE that apply to “foreign private issuers.” While we make periodic, frequent and prompt disclosure required under Indian securities laws, the periodic disclosure required of foreign private issuers under applicable rules is more limited than the periodic disclosure required of U.S. issuers. Accordingly, there may be less publicly available information concerning the Bank than there is for U.S. public companies. In addition, the Bank is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As a result, investors may also receive less timely financial reports under these rules than they otherwise might receive from a comparable U.S. company. This may have an adverse impact on investors’ ability to make decisions about their investment in the Bank.

In June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of “foreign private issuer” under U.S. securities laws. If the SEC decides to formally propose and adopt final rules narrowing the foreign private issuer definition or related accommodations, we may lose our foreign private issuer status or otherwise need to comply with more of the disclosure and procedural requirements currently applicable to U.S. domestic issuers, which would increase our legal, accounting, and other expenses.

Foreign Account Tax Compliance Act withholding may affect payments on our equity shares and ADSs.

Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) (provisions commonly known as “FATCA” or the Foreign Account Tax Compliance Act), impose (i) certain reporting and due diligence requirements on foreign financial institutions (“FFIs”) and (ii) potentially require such FFIs to deduct a 30.0 percent withholding tax from (a) certain payments from sources within the United States and (b) “foreign passthru payments” (which are not yet defined in current guidance) made to certain FFIs that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. We, as well as relevant intermediaries such as custodians and depositary participants, are classified as FFIs for these purposes. The United States has entered into a number of intergovernmental agreements (“IGAs”) with other jurisdictions which may modify the operation of this withholding. India has entered into a Model 1 IGA with the United States for giving effect to FATCA, and Indian FFIs, including us, are generally required to comply with FATCA based on the terms of the IGA and relevant rules made pursuant thereto.

Under current guidance, it is not clear whether or to what extent payments on ADSs or equity shares will be considered “foreign passthru payments” subject to FATCA withholding or the extent to which withholding on “foreign passthru payments” will be required under the applicable IGA. However, under current guidance, even if withholding were required pursuant to FATCA with respect to payments on ADSs or equity shares, such withholding would not apply prior to two years after the date on which final regulations on this issue are published. Investors should consult their own tax advisors on how the FATCA rules may apply to payments they receive in respect of the ADSs or equity shares.

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

As of March 31, 2026, there were 4,230,425 holders of record of our equity shares, including the shares underlying ADSs, of which 8,211 had registered addresses in the United States and held an aggregate of 12,454,126 equity shares representing 0.19 percent of our shareholders. In our records, only the depositary, JPMorgan Chase Bank, N.A., is the shareholder with respect to equity shares underlying the ADSs.

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

Our authorized share capital is Rs. 20,000,000,000 consisting of 20,000,000,000 equity shares at par value of Rs. 1.0 each. As per the SEBI circular, the transfer of shares of listed Indian companies shall not be processed until such shares are held in dematerialized form with a depository. Therefore, shareholders need to dematerialize our shares for their transfer.

Dividends

Under Indian law and subject to the restrictions under the Banking Regulation Act, a bank may declare dividends upon a recommendation by the board of directors of the bank, and with approval of a majority of its shareholders at an annual general meeting of shareholders, which is required to be held within five months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the Board of Directors. Dividends are generally declared as a percentage of par value (on a per share basis) and distributed and paid to shareholders. The Companies Act provides that shares of a company of the same class must receive equal dividend treatment.

These dividends are required to be deposited into a separate bank account within five days of the declaration of such dividend and paid to shareholders within 30 days of declaration of dividends. With effect from November 19, 2025, the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, (“SEBI Listing Regulations”) require a listed company to use any of the electronic modes of payment facilities approved by the RBI, in the manner specified in the SEBI Listing Regulations, for the payment of dividends.

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

Before paying any dividend on our shares, we are required under the Banking Regulation Act to write off all capitalized expenses (including preliminary expenses, organization expenses, share-selling commission, brokerage, amounts of losses incurred and any other item of expenditure not represented by tangible assets). We are permitted to declare dividends up to the limits prescribed by the RBI, which, in aggregate, may not exceed 75.0 percent of profit after tax for the relevant period and are further subject to capital-ratio bucket limits calculated based on the adjusted profit after tax (defined by the RBI as profit after tax minus 50 percent of net non-performing assets), without prior RBI approval, subject to compliance with certain prescribed requirements.

Further, upon compliance with the prescribed requirements, we are also permitted to declare interim dividends subject to the above-mentioned cap computed for the relevant accounting period.

Dividends may only be paid out of our profits for the relevant year arrived at after providing for depreciation or out of the profits of the company for any previous financial years arrived at after providing for depreciation and in certain contingencies out of the free reserves of the company, provided that in computing profits any amount representing unrealized gains, notional gains or revaluation of assets and any change in carrying amount of an asset or of a liability on measurement of the asset or the liability at fair value shall be excluded. Before declaring dividends, we are required by the RBI to transfer a sum equivalent to not less than 20.0 percent of our net profits (calculated under Indian GAAP) of each year to a reserve fund.

For the purpose of determining equity shares entitled to dividends, a record date is fixed prior to the annual general meeting. The Companies Act and the SEBI Listing Regulations permit us, pursuant to a resolution of our Board of Directors and upon at least three working days advance notice to the stock exchange, to set the record date in order for us to determine which shareholders are entitled to certain rights pertaining to their equity shares.

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

General Meetings of Shareholders

There are two types of general meetings of shareholders: annual general meetings and extraordinary general meetings. We are required to convene our annual general meeting within five months after the end of each fiscal year. We may convene an extraordinary general meeting when necessary or at the request of the shareholders holding on the date of the request at least 10 percent of our paid-up capital. A general meeting is usually convened by our Company Secretary in accordance with a resolution of the Board of Directors. Written notice or notice via email or other permitted electronic means stating the agenda of the meeting must be given at least 21 clear days prior to the date set for the general meeting to the shareholders whose names are in the register at the record date. Shorter notice is permitted if consent is received from 95 percent of the members entitled to vote. All shareholders who are registered at the record date are entitled to attend every general meeting, either in person or by proxy. Those shareholders who are not registered at the record date are not entitled to attend or vote at this meeting. The annual general meeting is held in Mumbai, the city in which our registered office is located. General meetings other than the annual general meeting may be held at any location if so determined by a resolution of our Board of Directors. In accordance with the applicable guidelines, circulars, rules prescribed by the Ministry of Corporate Affairs (“MCA”), including the General Circular No. 09/2024 dated September 19, 2024, applicable provisions of the Companies Act and the rules made thereunder and in accordance with various circulars issued by the SEBI including the circular dated October 3, 2024 (collectively, the “Applicable Circulars”), our Annual General Meeting (“AGM”) in fiscal year 2025 was held remotely on August 8, 2025, through two way video conference.

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

A shareholder has one vote for each equity share and voting may be on a poll or through electronic means or postal ballot. The Reserve Bank of India (Commercial Banks – Acquisition and Holding of Shares or Voting Rights) Directions, 2025 dated November 28, 2025 clarifies that Section 12 of the Banking Regulation Act, read with the RBI’s Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies dated July 21, 2016, provide that no shareholder in a banking company can exercise voting rights on poll in excess of 26 percent of the total voting rights of all the shareholders of the banking company. At a general meeting, upon a show of hands, every member holding shares and entitled to vote and present in person has one vote. Upon a poll, the voting rights of each shareholder entitled to vote and present in person or by proxy is in the same proportion as the capital paid-up on each share held by such holder bears to the company’s total paid-up capital, subject to the limits prescribed under the Banking Regulation Act. Voting is by a show of hands, unless a poll is ordered by the Chairman of the meeting. However, voting by show of hands is not permitted for listed companies. The Chairman of the meeting has a casting vote.

Unless the Articles of Association provide for a larger number, the quorum for a general meeting is: (a) five members present (in person or by proxy) if the number of members as of the date of the meeting is not more than one thousand; (b) 15 members present (in person or by proxy) if the number of members as of the date of the meeting is more than one thousand but not more than five thousand; and (c) thirty members present (in person or by proxy) if the number of members as of the date of the meeting exceeds five thousand. Generally, resolutions may be passed by simple majority of the shareholders present and voting at any general meeting. However, resolutions such as an amendment to the organizational documents, commencement of a new line of business, an issue of additional equity shares (which is not a preemptive issue) and reductions of share capital, require that the votes cast in favor of the resolution (whether by show of hands or on a poll) are not less than three times the number of votes, if any, cast against the resolution. As provided in our Articles of Association, a shareholder may exercise his voting rights by proxy to be given in the form prescribed by us. This proxy, however, is required to be lodged with us at least 48 hours before the time of the relevant meeting. Since the AGM on August 8, 2025 was held in accordance with the Applicable Circulars through VC and OAVM, physical attendance by shareholders had been dispensed and, accordingly, the facility to appoint proxies by shareholders was not available for this AGM. A shareholder may, by a single power of attorney, grant general power of representation covering several general meetings. A corporate shareholder is also entitled to nominate a representative to attend and vote on its behalf at all general meetings. The Companies Act also provides for the passing of resolutions in relation to certain matters specified by the Government of India, by means of a postal ballot. A notice to all the shareholders must be sent along with a draft resolution explaining the reasons therefor and requesting the shareholders to send their assent or dissent in writing on a postal ballot within a period of 30 days from the date of dispatch of the notice. Shareholders may exercise their right to vote at general meetings, through postal ballot by sending their votes through the postal arrangements or through electronic means (e-voting), for which separate facilities are provided to the shareholders.

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

There can be no assurance that the equity shares offered by an ADS investor in any buy-back of shares by us will be accepted by us. The position regarding participation of ADS holders in a buy-back is not clear. ADS investors are advised to consult their Indian legal advisors prior to participating in any buy-back by us, including in relation to any regulatory approvals and tax issues relating to the buy-back.

Capital Calls

The Board of Directors may make calls on shareholders in respect of any money unpaid on the shares held by each of them and not by the conditions of allotment thereof. Shareholders must pay the amount of every call made on them to the persons and at the time and place determined by the Board of Directors. A call may be payable in installments, and may be revoked or postponed at the discretion of the Board of Directors. The Board of Directors must give at least fourteen days prior notice specifying the time and place of payment.

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

Subject to the provisions of the Companies Act, the Board of Directors may agree to and receive from any shareholder any advances of all or any part of the unpaid amounts of such shareholders’ shares beyond the sum actually called up. The Board of Directors may pay interest upon the amount paid in advance in excess of the amount called up, at a rate agreed by the relevant shareholder and the Board of Directors. Likewise, the Board of Directors may repay at any time any amount so advanced. Payments in advance of calls will not confer a right to dividend or to participate in the profits of the Bank.

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

Takeover Code

Under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations 2011, as amended from time to time (the “Takeover Code”), upon the acquisition of shares which taken together with the shares/voting rights already held aggregates 5 percent or more of the outstanding shares or voting rights of a publicly listed Indian company, a purchaser is required to notify the company and all the stock exchanges on which the shares of such company are listed. Such notification is also required when a person holds 5 percent or more of the outstanding shares or voting rights in a target company and there is a change in his holding either due to purchase or disposal of shares of 2 percent or more of the outstanding shares/voting rights in the target company or if such change results in shareholding falling below 5 percent, if there has been a change from the previous disclosure.

No acquisition of shares/voting rights by an acquirer in a target company which entitles the acquirer, together with persons acting in concert with them, to 25 percent or more of such shares or voting rights is permissible unless the acquirer makes a public announcement of an open offer for acquiring the shares of the target company in the manner provided in the Takeover Code. The public announcement of an open offer is also mandatory where an acquirer who, together with persons acting in concert with them, holds 25 percent or more of the shares/voting rights in the target company, but less than the maximum permissible non-public shareholding, seeks to acquire an additional 5 percent or more of the shares/voting rights in the target company during any fiscal year. However, the Takeover Code applies only to shares or securities convertible into shares which carry a voting right. This provision will apply to an ADS holder only once he or she converts the ADSs into the underlying equity shares.

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

The table below sets forth the contribution received by us from the depositary towards our direct and indirect expenses during fiscal year 2026.

Category	Contribution received
Legal, accounting fees and other expenses incurred in connection with our ADS program	US$ 18,830,364.18 (approximately Rs. 1,766.85 million)

DIVIDEND POLICY

We have paid dividends every year since fiscal 1997. The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends declared on the equity shares, both exclusive of dividend tax. All dividends were paid in rupees.

	Dividend per equity share**			Total amount of dividends declared
				(in millions)
Relating to fiscal year
2022	Rs. 7.75	US$	0.083	Rs. 85,955.9	US$	916.1
2023	9.50		0.101	106,015.1		1,129.9
2024	9.75		0.104	148,139.8		1,578.8
2025	11.00		0.117	168,348.9		1,794.2
2026*	15.50		0.165	238,479.4		2,541.6

*

The Board of Directors at its meeting held on July 19, 2025 declared a special interim dividend of Rs. 2.50 per equity share prior to the Bonus Issuance. On April 18, 2026, the Board recommended a dividend of Rs. 13.00 per share of the Bank for fiscal year 2026 subject to approval of the shareholders at the Annual General Meeting to be held in 2026.

**	The per share information set out in the table above reflects the effect of the Bonus Issuance retrospectively.

During fiscal year 2026, we issued a stock dividend, which is commonly known as an issuance of bonus shares in India, in the proportion of one equity share for every one equity share held (including ADS holders) as of August 27, 2025, the record date fixed for this purpose. The Bonus Issuance was approved by the shareholders of the Bank by a resolution dated August 21, 2025. The Bank allotted 7,677,039,761 equity shares pursuant to the Bonus Issuance.

Our dividends are generally declared and paid in the fiscal year following the fiscal year to which they relate. Under Indian law, a company pays its final dividend upon recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders. The shareholders have the right to decrease but not to increase the dividend amount recommended by the board of directors. As per the RBI guidelines, the dividend pay-out (excluding dividend tax) for fiscal year 2026 cannot exceed 35 percent of the net profit of Rs. 746,712.9 million calculated under Indian GAAP.

The Bank is not required to pay direct tax in respect of dividends paid by the Bank. However, under Section 209 of the ITA, 2025, such dividends are taxable to ADR holders at the rate of 10 percent plus applicable surcharge and cess, and such amount of tax is required to be withheld or deducted from the amount of any dividends distributed to ADR holders.

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

SELECTED FINANCIAL AND OTHER DATA

The following tables set forth our selected financial and other data. Our selected income statement data for fiscal years 2024, 2025 and 2026 and the selected balance sheet data as of March 31, 2025 and 2026 are derived from our audited financial statements included in this report.

For the convenience of the reader, the selected financial data as of and for the fiscal year ended March 31, 2026, have been translated into U.S. dollars at the rate on March 31, 2026, of Rs. 93.83 per US$ 1.00. The U.S. dollar equivalent information should not be construed to imply that the real amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate.

One ADS continues to represent three equity shares.

The Board of Directors of the Bank at its meeting held on April 4, 2022, approved a composite scheme of amalgamation for the amalgamation of: (i) the Amalgamated Subsidiaries, each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into the Bank, which received all the required approvals and became effective from July 1, 2023. The financial information of HDFC Limited and its former subsidiaries is consolidated into our consolidated financial statements since July 1, 2023. Our consolidated financial information for fiscal year 2024 includes the financial information of HDFC Limited and its former subsidiaries for the period from July 1, 2023 to March 31, 2024, and our consolidated financial information for fiscal years 2025 and 2026 includes the financial information of HDFC Limited and its former subsidiaries for the full period. Accordingly, our consolidated financial information for the year ended March 31, 2024 is not fully comparable with our financial statement information for the years ended March 31, 2025 and 2026.

During fiscal year 2026, we issued a stock dividend, which is commonly known as an issuance of bonus shares in India, in the proportion of one equity share for every one equity share held (including ADS holders) as of August 27, 2025, the record date fixed for this purpose. The Bonus Issuance was approved by the shareholders of the Bank by a resolution dated August 21, 2025. The Bank allotted 7,677,039,761 equity shares pursuant to the Bonus Issuance. Further, in connection with the Bonus Issuance, and as approved by the shareholders of the Bank by a resolution dated August 21, 2025, the Bank’s Memorandum of Association was amended to increase the authorized share capital of the Bank from Rs. 11,906,100,000.0 to Rs. 20,000,000,000.0. All shares/ADS and per share/ADS information in our financial results reflect the effect of the Bonus Issuance retrospectively. One ADS continues to represent three equity shares.

You should read the following data with the more detailed information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements. Footnotes to the following data appear below the final table.

	Year ended March 31,
	2024		2025		2026		2026

	(in millions, except per equity share data and ADS data)
Selected income statement data:
Interest and dividend revenue	Rs.	2,781,926.2	Rs.	3,227,962.6	Rs.	3,360,265.0	US$	35,812.2
Interest expense		1,533,922.8		1,823,477.0		1,860,495.5		19,828.4
Net interest revenue		1,248,003.4		1,404,485.6		1,499,769.5		15,983.8
Provisions for credit losses		133,063.1		181,380.1		168,272.2		1,793.4
Net interest revenue after provisions for credit losses		1,114,940.3		1,223,105.5		1,331,497.3		14,190.4
Non-interest revenue, net		738,930.9		967,022.6		995,848.0		10,613.3
Net revenue		1,853,871.2		2,190,128.1		2,327,345.3		24,803.7
Non-interest expense		1,069,242.4		1,265,631.4		1,351,527.8		14,404.0
Surplus/(Deficit) in P&L transferred to Undistributed Policyholders Earnings Account		79,169.8		62,950.5		36,789.6		392.1
Income before income tax expense		705,459.0		861,546.2		939,027.9		10,007.6
Income tax expense		77,827.1		175,014.9		211,931.5		2,258.7
Net income before non-controlling interest		627,631.9		686,531.3		727,096.4		7,748.9
Net income attributable to shareholders of non-controlling interest		4,975.3		13,023.0		22,303.0		237.7
Net income attributable to HDFC Bank Limited	Rs.	622,656.6	Rs.	673,508.3	Rs.	704,793.4	US$	7,511.2
Per equity share data:
Earnings per equity share, basic	Rs.	44.33	Rs.	45.01	Rs.	45.89	US$	0.49
Earnings per equity share, diluted		44.16		44.82		45.75		0.48
Dividends declared per equity share		9.75		11.00		15.50		0.17

Book value(1)		457.25		501.61		530.58		5.65
Equity share data:
Equity shares outstanding at end of period		15,193.8		15,304.4		15,393.4		15,393.4
Weighted average equity shares outstanding—basic		14,158.6		15,255.3		15,357.5		15,357.5
Weighted average equity shares outstanding—diluted		14,214.9		15,318.9		15,406.4		15,406.4
ADS data (where one ADS represents three shares):
Earnings per ADS—basic		132.99		135.02		137.67		1.47
Earnings per ADS—diluted		132.46		134.45		137.25		1.44

	As of March 31,
	2024		2025		2026		2026

	(in millions)
Selected balance sheet data:
Cash and due from banks, and restricted cash	Rs.	2,086,031.4	Rs.	1,982,929.8	Rs.	2,547,835.1	US$	27,153.7
Loans, net of allowance		26,335,700.9		28,102,981.8		30,993,886.5		330,319.6
Investments:
Investments held for trading		461,245.3		625,388.5		848,427.6		9,042.2
Investments available for sale, debt securities		8,295,487.1		9,910,174.3		10,247,500.8		109,213.5
Total		8,756,732.4		10,535,562.8		11,095,928.4		118,255.7
Total assets	Rs.	44,118,573.0	Rs.	48,187,671.1	Rs.	52,621,193.2	US$	560,814.2
Long term debt		6,648,772.0		5,866,163.2		5,119,434.0		54,560.7
Short term borrowings		1,313,737.1		1,306,013.1		1,349,648.4		14,384.0
Total deposits		23,768,235.6		27,110,953.9		31,001,717.7		330,403.1
Of which:
Interest-bearing deposits		20,688,406.2		23,994,357.2		27,497,592.2		293,057.6
Non-interest-bearing deposits		3,079,829.4		3,116,596.7		3,504,125.5		37,345.5
Liabilities on policies in force		1,763,979.1		2,180,964.3		2,367,883.6		25,235.9
Total liabilities	Rs.	36,232,390.2	Rs.	39,564,780.1	Rs.	43,460,498.5	US$	463,183.3
Noncontrolling interest in subsidiaries		938,855.4		945,999.6		993,299.1		10,586.2
HDFC Bank Limited shareholders’ equity		6,947,327.4		7,676,891.4		8,167,395.6		87,044.7
Total liabilities and shareholders’ equity	Rs.	44,118,573.0	Rs.	48,187,671.1	Rs.	52,621,193.2	US$	560,814.2

	Year ended March 31,
	2024		2025		2026		2026

	(in millions)
Period average:(2)
Interest-earning assets	Rs.	32,438,872.6	Rs.	37,863,623.0	Rs.	41,470,295.6	US$	441,972.7
Loans, net of allowance		22,852,313.0		26,563,413.9		28,790,267.7		306,834.4
Total assets		38,798,481.3		44,652,633.5		48,415,541.8		515,992.1
Interest-bearing deposits		18,178,808.6		21,606,226.5		24,727,452.9		263,534.6
Non-interest-bearing deposits		2,211,282.6		2,403,461.4		2,654,603.6		28,291.6
Total deposits		20,390,091.2		24,009,687.9		27,382,056.5		291,826.2
Interest-bearing liabilities		25,452,396.1		29,415,738.5		31,723,744.8		338,098.1
Long term debt		5,388,304.2		6,331,237.0		5,233,918.4		55,780.9
Short term borrowings		1,885,283.3		1,478,275.0		1,762,373.5		18,782.6
Total liabilities		32,593,352.2		37,483,498.9		40,635,357.6		433,074.3
Total shareholders’ equity		6,205,129.1		7,169,134.6		7,780,184.2		82,917.9

	2024	2025	2026

	(in percentage)
Profitability:(2)
Net income attributable to HDFC Bank Limited as a percentage of:
Average total tangible assets(3)	1.8	1.7	1.6
Average total tangible shareholders’ equity(4)	15.3	13.4	12.4
Dividend payout ratio(5)	23.8	25.0	33.9
Spread(6)	3.0	2.8	2.7
Net interest margin(7)	3.8	3.7	3.6
Cost-to-net revenue ratio(8)	57.7	57.8	58.1
Cost-to-average assets ratio(9)	2.8	2.8	2.8
Capital:(2)
Total capital adequacy ratio(10)	18.80	19.55	19.71
Tier I capital adequacy ratio(10)	16.79	17.69	17.73
Tier II capital adequacy ratio(10)	2.01	1.86	1.98
Average total shareholders’ equity as a percentage of average total assets	16.0	16.1	16.1
Asset quality:
Gross non-performing customer assets as a percentage of gross customer assets(11)	1.2	1.3	1.2

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

(10)

Calculated in accordance with RBI guidelines (Capital Adequacy Regulations, which set out the Basel III capital regulations applicable to commercial banks in India). See also “Supervision and Regulation”.

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

The Board of Directors of the Bank at its meeting held on April 4, 2022, approved a composite scheme of amalgamation for the amalgamation of: (i) the Amalgamated Subsidiaries, each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into the Bank, which received all the required approvals and became effective from July 1, 2023. The financial information of HDFC Limited and its former subsidiaries is consolidated into our consolidated financial statements since July 1, 2023. Our consolidated financial information for fiscal year 2024 includes the financial information of HDFC Limited and its former subsidiaries for the period from July 1, 2023 to March 31, 2024, and our consolidated financial information for fiscal years 2025 and 2026 includes the financial information of HDFC Limited and its former subsidiaries for the full period. Accordingly, our consolidated financial information for the year ended March 31, 2024 is not fully comparable with our financial statement information for the years ended March 31, 2025 and 2026.

During fiscal year 2026, we issued a stock dividend, which is commonly known as an issuance of bonus shares in India, in the proportion of one equity share for every one equity share held (including ADS holders) as of August 27, 2025, the record date fixed for this purpose. The Bonus Issuance was approved by the shareholders of the Bank by a resolution dated August 21, 2025. The Bank allotted 7,677,039,761 equity shares pursuant to the Bonus Issuance. Further, in connection with the Bonus Issuance, and as approved by the shareholders of the Bank by a resolution dated August 21, 2025, the Bank’s Memorandum of Association was amended to increase the authorized share capital of the Bank from Rs. 11,906,100,000.0 to Rs. 20,000,000,000.0. All shares/ADS and per share/ADS information in our financial results reflect the effect of the Bonus Issuance retrospectively. One ADS continues to represent three equity shares.

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

	Year ended March 31,
	2024					2025					2026
	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost	Average balance		Interest revenue/ expense		Average yield/ cost

	(in millions, except percentages)
Assets:
Interest-earning assets:
Cash and due from banks, and restricted cash	Rs.	267,249.0	Rs.	17,771.7	6.6%	Rs.	428,900.7	Rs.	19,230.5	4.5%	Rs.	584,201.1	Rs.	21,909.3	3.8%
Investments available for sale debt securities		7,721,061.2		516,550.0	6.7		8,756,912.3		625,200.6	7.1		10,171,485.6		712,057.3	7.0
Investments held for trading		406,211.0		3,563.1	0.9		800,186.4		11,417.5	1.4		760,865.9		19,660.0	2.6
Loans, net:
Retail loans		16,069,363.9		1,625,134.5	10.1		19,939,316.2		1,941,839.3	9.7		21,546,253.8		2,012,016.4	9.3
Wholesale loans		6,782,949.1		569,391.0	8.4		6,624,097.7		564,679.4	8.5		7,244,013.9		532,299.0	7.3
Securities purchased with agreement to resell		103,522.0		4,276.9	4.1		94,783.2		4,709.3	5.0		53,437.3		1,881.0	3.5
Other assets		1,088,516.4		45,239.0	4.2		1,219,426.5		60,886.0	5.0		1,110,038.0		60,442.0	5.4
Total interest-earning assets:	Rs.	32,438,872.6	Rs.	2,781,926.2	8.6%	Rs.	37,863,623.0	Rs.	3,227,962.6	8.5%	Rs.	41,470,295.6	Rs.	3,360,265.0	8.1%
Non-interest-earning assets:
Cash and due from banks, and restricted cash		1,231,833.0					1,331,012.0					1,213,287.0		—
Property and equipment, net		131,056.3					159,360.1					174,927.0		—
Other assets		4,996,719.4					5,298,638.4					5,557,032.2		—
Total non-interest earning assets		6,359,608.7					6,789,010.5					6,945,246.2		—
Total assets	Rs.	38,798,481.3	Rs.	2,781,926.2	7.2%	Rs.	44,652,633.5	Rs.	3,227,962.6	7.2%	Rs.	48,415,541.8	Rs.	3,360,265.0	6.9%
Liabilities:
Interest-bearing liabilities:
Savings account deposits	Rs.	5,421,819.0	Rs.	171,489.0	3.2%	Rs.	5,737,579.0	Rs.	180,238.0	3.1%	Rs.	6,197,426.0	Rs.	160,665.0	2.6%
Time deposits		12,756,989.6		825,916.6	6.5		15,868,647.5		1,074,709.4	6.8		18,530,026.9		1,222,576.5	6.6
Short term borrowings		1,314,706.3		80,943.6	6.2		1,227,991.0		80,736.9	6.6		1,240,904.5		74,712.6	6.0
Long term debt		5,388,304.2		432,520.3	8.0		6,331,237.0		471,570.2	7.4		5,233,918.4		375,036.8	7.2
Securities sold with agreement to repurchase		570,577.0		23,053.4	4.0		250,284.0		16,222.5	6.5		521,469.0		27,504.6	5.3
Total interest-bearing liabilities	Rs.	25,452,396.1	Rs.	1,533,922.9	6.0%	Rs.	29,415,738.5	Rs.	1,823,477.0	6.2%	Rs.	31,723,744.8	Rs.	1,860,495.5	5.9%
Non-interest-bearing liabilities:
Non-interest-bearing deposits		2,211,282.6					2,403,461.4					2,654,603.6		—	—
Other liabilities		4,929,673.5					5,664,299.0					6,257,009.2		—	—
Total non-interest-bearing liabilities		7,140,956.1					8,067,760.4					8,911,612.8		—	—
Total liabilities	Rs.	32,593,352.2	Rs.	1,533,922.9	4.7%	Rs.	37,483,498.9	Rs.	1,823,477.0	4.9%	Rs.	40,635,357.6	Rs.	1,860,495.5	4.6%
Total shareholders’ equity		6,205,129.1					7,169,134.6					7,780,184.2		—	—
Total liabilities and shareholders’ equity	Rs.	38,798,481.3	Rs.	1,533,922.9	4.0%	Rs.	44,652,633.5	Rs.	1,823,477.0	4.1%	Rs.	48,415,541.8	Rs.	1,860,495.5	3.8%

Analysis of Changes in Interest Revenue and Interest Expense

The following table sets forth, for the periods indicated, the allocation of the changes in our interest revenue and interest expense between average balance and average rate.

	Fiscal 2025 vs. Fiscal 2024 Increase/(decrease)(1) due to						Fiscal 2026 vs. Fiscal 2025 Increase/(decrease)(1) due to

	Net change		Change in Average balance		Change in Average rate		Net change		Change in Average balance		Change in Average rate

	(in millions)
Interest revenue:
Cash and due from banks, and restricted cash	Rs.	1,458.8	Rs.	10,749.6	Rs.	(9,290.8)	Rs.	2,678.8	Rs.	6,963.2	Rs.	(4,284.4)
Investments available for sale debt securities		108,650.6		69,299.9		39,350.7		86,856.7		100,993.6		(14,136.9)
Investments held for trading		7,854.4		3,455.8		4,398.6		8,242.5		(561.0)		8,803.5
Loans, net:
Retail loans		316,704.8		391,377.8		(74,673.0)		70,177.1		156,495.6		(86,318.5)
Wholesale loans		(4,711.6)		(13,334.7)		8,623.1		(32,380.4)		52,845.5		(85,225.9)
Securities purchased with agreement to resell		432.4		(361.0)		793.4		(2,828.3)		(2,054.3)		(774.0)
Other assets		15,647.0		5,440.7		10,206.3		(444.0)		(5,461.8)		5,017.8
Total interest-earning assets	Rs.	446,036.4	Rs.	466,628.1	Rs.	(20,591.7)	Rs.	132,302.4	Rs.	309,220.8	Rs.	(176,918.4)
Interest expense:
Savings account deposits	Rs.	8,749.0	Rs.	9,987.3		(1,238.3)	Rs.	(19,573.0)	Rs.	14,445.4		(34,018.4)
Time deposits		248,792.8		201,455.8		47,337.0		147,867.1		180,242.8		(32,375.7)
Short term borrowings		(206.7)		(5,338.9)		5,132.2		(6,024.3)		849.0		(6,873.3)
Long term debt		39,049.9		75,689.4		(36,639.5)		(96,533.4)		(81,731.7)		(14,801.7)
Securities sold with agreement to repurchase		(6,830.9)		(12,941.0)		6,110.1		11,282.1		17,577.2		(6,295.1)
Total interest-bearing liabilities	Rs.	289,554.1	Rs.	268,852.6	Rs.	20,701.5	Rs.	37,018.5	Rs.	131,382.7	Rs.	(94,364.2)
Net interest revenue	Rs.	156,482.3	Rs.	197,775.5	Rs.	(41,293.2)	Rs.	95,283.9	Rs.	177,838.1	Rs.	(82,554.2)

(1)

The changes in net interest revenue between periods have been reflected as attributed either to average balance or average rate changes. For purposes of this table, changes that are due to both average balance and average rate have been allocated solely to changes in average rate.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and interest margins on our interest-earning assets.

	Year ended March 31,
	2024		2025		2026

	(in millions, except percentages)
Interest and dividend revenue	Rs.	2,781,926.2	Rs.	3,227,962.6	Rs.	3,360,265.0
Average interest-earning assets		32,438,872.6		37,863,623.0		41,470,295.6
Interest expense		1,533,922.8		1,823,477.0		1,860,495.5
Average interest-bearing liabilities		25,452,396.1		29,415,738.5		31,723,744.8
Average total assets		38,798,481.3		44,652,633.5		48,415,541.8
Average interest-earning assets as a percentage of average total assets		83.6%		84.8%		85.7%
Average interest-bearing liabilities as a percentage of average total assets		65.6%		65.9%		65.5%
Average interest-earning assets as a percentage of average interest-bearing liabilities		127.4%		128.7%		130.7%
Yield(1)		8.6%		8.5%		8.1%
Cost of funds(2)		4.7%		4.9%		4.6%
Spread(3)		3.0%		2.8%		2.7%
Net interest margin(4)		3.8%		3.7%		3.6%

(1)	Represents the average yield on all interest-earning assets.
(2)	Represents the average rate paid on all liabilities, excluding total shareholders’ equity.
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

Funding

Our funding operations are designed to ensure stability, low cost of funding and effective liquidity management. The primary source of funding is deposits raised from retail customers, which were 83.0 percent and 79.9 percent of total deposits as of March 31, 2025 and March 31, 2026, respectively. Wholesale banking deposits represented 17.0 percent and 20.1 percent of total deposits as of March 31, 2025 and March 31, 2026, respectively.

Total Deposits

The following table sets forth, for the periods indicated, our average outstanding deposits and the percentage composition by each category of deposits. The average cost (interest expense divided by the average of the daily balance for the relevant period) of savings deposits was 3.2 percent in fiscal year 2024, 3.1 percent in fiscal year 2025 and 2.6 percent in fiscal year 2026. The average cost of time deposits was 6.5 percent in fiscal year 2024, 6.8 percent in fiscal year 2025 and 6.6 percent in fiscal year 2026. The average deposits for the periods set forth are as follows:

	As of March 31,
	2024			2025			2026

	Amount		% of total	Amount		% of total	Amount		% of total

	(in millions, except percentages)
Current deposits	Rs.	2,211,282.6	10.8%	Rs.	2,403,461.4	10.0%	Rs.	2,654,603.6	9.7%
Savings deposits		5,421,819.0	26.6		5,737,579.0	23.9		6,197,426.0	22.6
Time deposits		12,756,989.6	62.6		15,868,647.5	66.1		18,530,026.9	67.7
Total	Rs.	20,390,091.2	100.0%	Rs.	24,009,687.9	100.0%	Rs.	27,382,056.5	100.0%

Uninsured Deposits

Demand and time deposits of up to Rs. 0.5 million accepted by scheduled commercial banks in India have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation (“DICGC”), a wholly owned subsidiary of the RBI. As of March 31, 2025 and March 31, 2026, total deposits that exceed DICGC insurance limits, or are otherwise uninsured, were estimated to be Rs. 21,856.5 billion and Rs. 25,418.6 billion, respectively. All the deposits outside India are treated for these purposes as uninsured. The below table presents the contractual maturities of estimated time deposits that exceed DICGC insurance limits, or are otherwise uninsured.

	At March 31, 2025		At March 31, 2026
	(in billions)		(in billions)
Uninsured time deposits with a maturity of:
Up to three months	Rs.	3,507.1	Rs.	4,338.4
Three to six months		2,086.1		2,565.4
Six to twelve months		5,353.6		5,993.6
More than one year		4,494.0		5,288.7

Loan Portfolio and Credit Substitutes

As of March 31, 2026, our gross loan portfolio amounted to Rs. 31,588.2 billion. As of that date, our gross credit substitutes outstanding were Rs. 273.0 billion. Almost all our gross loans and credit substitutes are to borrowers in India and approximately 98 percent are denominated in rupees. For a description of our retail and wholesale loan products, see “Business—Retail Banking—Retail Loans and Other Asset Products” and “Business—Wholesale Banking—Commercial Banking Products—Commercial Loan Products and Credit Substitutes”.

The following table sets forth, for the periods indicated, our gross loan portfolio classified by product group:

	At March 31,
	2025		2026

	(in millions)
Retail loans	Rs.	21,531,565.4	Rs.	23,581,443.2
Wholesale loans		7,107,245.7		8,006,752.2
Gross loans	Rs.	28,638,811.1	Rs.	31,588,195.4
Credit substitutes (at fair value)		161,179.6		273,023.1
Gross loans plus credit substitutes	Rs.	28,799,990.7	Rs.	31,861,218.5

Maturity and Interest Rate Sensitivity of Loans and Credit Substitutes

The following tables set forth, for the period indicated, the maturity and interest rate sensitivity of our loans and credit substitutes:

	At March 31, 2026
	Due in one year or less		Due in one to five years		Due in five to fifteen years		Due after fifteen years

	(in millions)
Retail loans	Rs.	4,846,193.6	Rs.	12,831,324.2	Rs.	5,260,161.5	Rs.	643,763.9
Wholesale loans		2,987,977.8		4,052,112.7		622,324.0		344,337.7
Gross loans	Rs.	7,834,171.4	Rs.	16,883,436.9	Rs.	5,882,485.5	Rs.	988,101.6
Credit substitutes (at fair value)		55,047.6		182,648.3		22,644.0		12,683.2
Gross loans plus credit substitutes	Rs.	7,889,219.0	Rs.	17,066,085.2	Rs.	5,905,129.5	Rs.	1,000,784.8

	At March 31, 2026
	Due in one year or less		Due in one to five years		Due in five to fifteen years		Due after fifteen years

	(in millions)
Interest rate classification of gross loans by maturity:
Variable rates	Rs.	4,289,116.1	Rs.	10,184,766.0	Rs.	5,852,639.2	Rs.	795,018.3
Fixed rates		3,545,055.3		6,698,670.9		29,846.3		193,083.3
Gross loans	Rs.	7,834,171.4	Rs.	16,883,436.9	Rs.	5,882,485.5	Rs.	988,101.6
Interest rate classification of credit substitutes by maturity:
Variable rates	Rs.	1,902.2	Rs.	—	Rs.	707.6	Rs.	—
Fixed rates		53,145.4		182,648.3		21,936.4		12,683.2
Gross credit substitutes	Rs.	55,047.6	Rs.	182,648.3	Rs.	22,644.0		12,683.2
Interest rate classification of loans and credit substitutes by maturity:
Variable rates	Rs.	4,291,018.3	Rs.	10,184,766.0	Rs.	5,853,346.8	Rs.	795,018.3
Fixed rates		3,598,200.7		6,881,319.2		51,782.7		205,766.5
Gross loans and credit substitutes	Rs.	7,889,219.0	Rs.	17,066,085.2	Rs.	5,905,129.5	Rs.	1,000,784.8

Interest Rate Risk (Trading Book)

The following table sets forth the interest rate sensitivity of the debt securities that form part of our Investments, held for trading as of March 31, 2026. Parallel movement in interest rates has been assumed for the computation.

	As of March 31, 2026
	Change in Interest Rates (in basis points)
	Fair Value		(100)		(50)		100		50
	(in millions)
Government of India securities	Rs.	267,517.8	Rs.	1,278.4	Rs.	639.2	Rs.	(1,278.4)	Rs.	(639.2)
Other corporate / financial institution securities		127,892.9		1,044.9		522.4		(1,044.9)		(522.4)
Other debt securities*		118,997.5		1,581.9		791.0		(1,581.9)		(791.0)
Total	Rs.	514,408.2	Rs.	3,905.2	Rs.	1,952.6	Rs.	(3,905.2)	Rs.	(1,952.6)

* ‘Other debt securities’ refers to the debt securities included within ‘Other securities’, as set out in Note 5 of the consolidated financial statements.

Equity Price Risk (Trading Book)

The following table sets forth the equity price sensitivity of the equity investments that form part of our Investments, held for trading as of March 31, 2026.

	As of March 31, 2026
	Change in Equity price (in percentage)
	Fair Value	(10)	10
	(in millions)
Equity securities*	Rs. 251,236.3	Rs. (25,123.6)	Rs. 25,123.6
Other equity securities*	82,783.1	(8,278.3)	8,278.3
Total	Rs. 334,019.4	Rs. (33,401.9)	Rs. 33,401.9

* ‘Equity securities’ and ‘Other equity securities’ are included within ‘Other securities’, as set out in Note 5 of the consolidated financial statements.

Credit Spread Risk (Trading Book)

The following table sets forth the impact on the fair value of the debt securities that form part of our Investments, held for trading as of March 31, 2026 on account of shifts in credit spreads. Parallel movement in credit spreads has been assumed for the computation.

	As of March 31, 2026
	Change in Credit spread (in basis points)
	Fair Value		(100)		(50)		100		50
	(in millions)
Other corporate / financial institution securities	Rs.	127,892.9	Rs.	1,044.9	Rs.	522.4	Rs.	(1,044.9)	Rs.	(522.4)
Other debt securities		118,997.5		1,581.9		791.0		(1,581.9)		(791.0)
Total	Rs.	246,890.4	Rs.	2,626.8	Rs.	1,313.4	Rs.	(2,626.8)	Rs.	(1,313.4)

Directed Lending

The RBI has established guidelines requiring Indian banks to lend 40.0 percent of their ANBC, as computed in accordance with RBI guidelines, or the credit equivalent amount of off-balance sheet exposures, whichever is higher, as of the corresponding date of the preceding year, to certain sectors called “priority sectors”. Priority sectors broadly comprise agriculture, micro enterprises and other PSL, which includes small and medium enterprises, residential mortgages, education, renewable energy and social infrastructure, among others, subject to satisfying certain criteria.

We are required to comply with the PSL requirements as of March 31 of each fiscal year, a date specified by the RBI for reporting. The assessment of whether we have achieved the PSL requirements is made at the end of the fiscal year based on the average of priority sector targets/sub-targets achievement as of the end of each quarter. On the basis of the quarterly average, the Bank met its total PSL requirement in fiscal year 2026. Our total PSL achievement for fiscal year 2026 stood at 51.44 percent as against a requirement of 40.0 percent, and our achievement of direct lending to non-corporate farmers stood at 10.43 percent for fiscal year 2026 as against a requirement of 14.0 percent. Our achievement of lending to micro enterprises stood at 10.38 percent as against a target of 7.5 percent. Lending to the total agricultural sector stood at 14.77 percent as against a requirement of 18.0 percent, and lending to small and marginal farmers stood at 6.74 percent, against the requirement of 10.0 percent. Advances to sections termed “weaker” by the RBI were 10.23 percent against the requirement of 12.0 percent. The above achievements are subject to district weight adjustments wherein a higher weight (125.0 percent) would be assigned in the identified districts where the credit flow is comparatively lower, and a lower weight (90.0 percent) would be assigned in districts where the credit flow is comparatively higher. This is expected to be valid for up to fiscal year 2027 and is subject to review thereafter. The districts not further specified continue to have an existing weightage of 100.0 percent. Adjustments for weights to incremental PSL credit are done by the RBI and are considered towards achievement of targets/sub-targets.

The Master Directions—Reserve Bank of India (Priority Sector Lending – Targets and Classification) Directions, 2025, dated March 24, 2025 require scheduled commercial banks having any shortfall in lending to priority sectors to contribute to the RIDF established with NABARD and other funds with NABARD, NHB, SIDBI or MUDRA, certain allocated amounts, as decided by the RBI from time to time.

We may be required by the RBI to deposit with the Indian development banks certain amounts as specified by the RBI in the coming year due to the shortfall in the above-mentioned sub-categories of priority sector lending targets. As of March 31, 2026, our total investments, as directed by the RBI, in such deposits were Rs. 947.6 billion, yielding returns ranging from 2.25 percent to 4.75 percent.

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

The following table sets forth, for the periods indicated, our loans, broken down by sector, forming part of our directed lending:

	As of March 31,
	2024		2025		2026

	(in millions)
Directed lending:
Agriculture	Rs.	1,803,305.3	Rs.	2,083,416.9	Rs.	2,177,360.6
Micro, small and medium enterprises		4,531,460.1		5,372,586.8		7,246,710.0
Other		1,515,844.4		1,434,552.0		2,099,594.7
Total directed lending	Rs.	7,850,609.8	Rs.	8,890,555.7	Rs.	11,523,665.3

Non-Performing Loans

The following table sets forth, for the periods indicated, information about our non-performing loan portfolio:

	As of March 31,
	2025						2026
	Retail		Wholesale		Total		Retail		Wholesale		Total

	(in millions, except percentages)
Non-performing loans	Rs.	281,585.7	Rs.	94,325.2	Rs.	375,910.9	Rs.	307,902.4	Rs.	60,814.4	Rs.	368,716.8
Allowance for credit losses		436,139.0		99,690.3		535,829.3		502,323.1		91,985.8		594,308.9
Net charge-offs*		98,876.2		4,021.1		102,897.3		112,634.2		(2,841.6)		109,792.6
Gross loan		21,531,565.4		7,107,245.7		28,638,811.1		23,581,443.2		8,006,752.2		31,588,195.4
Net loan		21,095,426.4		7,007,555.4		28,102,981.8		23,079,120.1		7,914,766.4		30,993,886.5
Average loans		19,939,316.2		6,624,097.7		26,563,413.9		21,546,253.8		7,244,013.9		28,790,267.7
Gross non-performing loans as a percentage of gross loans		1.3%		1.3%		1.3%		1.3%		0.8%		1.2%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		29.0%		5.9%		23.2%		21.9%		10.5%		20.0%
Gross unsecured non-performing loans as a percentage of gross unsecured loans		1.9%		0.3%		1.4%		1.5%		0.2%		1.1%
Total allowances for credit losses as a percentage of gross loans		2.0%		1.4%		1.9%		2.1%		1.1%		1.9%
Net charge-offs* as a percentage of average outstanding loans		0.5%		0.1%		0.4%		0.5%		0.0%		0.4%

*	Write-off net of recoveries

Recognition of Non-Performing Loans

We classify our loan portfolio into loans that are performing and loans that are non-performing. We have categorized our gross loans based on their performance status as follows:

	At March 31,
	2025		2026

	(in millions)
Performing	Rs.	28,262,900.2	Rs.	31,219,478.6
Non-performing:
On accrual status		—		—
On non-accrual status		375,910.9		368,716.8
Total non-performing		375,910.9		368,716.8
Total	Rs.	28,638,811.1	Rs.	31,588,195.4

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

	As of March 31,
	2025					2026
Industry	Gross Loans		Non- performing loans		% of loans in industry	Gross Loans		Non- performing Loans		% of loans in industry

	(in millions, except percentages)
Animal Husbandry	Rs.	127,687.3	Rs.	25,425.7	19.9	Rs.	113,212.6	Rs.	35,410.3	31.3
Capital Market Intermediaries		32,643.0		3,312.7	10.1		22,903.8		3,312.7	14.5
Agriculture Production – Food		519,348.5		28,230.0	5.4		574,898.2		31,383.0	5.5
Agriculture Production – Non-food		250,912.0		8,224.3	3.3		240,529.8		10,295.2	4.3
Fishing		23,470.4		700.6	3.0		22,440.5		744.3	3.3
Agriculture-Allied		627,426.4		17,606.7	2.8		740,385.9		20,895.2	2.8
Food and Beverage		760,841.6		15,071.4	2.0		852,451.2		17,142.0	2.0
Tobacco & Products		3,597.5		88.9	2.5		2,584.4		49.3	1.9
Real Estate & Property Services		1,168,287.2		59,831.5	5.1		1,238,509.5		23,204.1	1.9
Agriculture Produce Trade		130,940.1		3,653.1	2.8		257,196.2		4,721.2	1.8
Road Transportation		815,518.6		16,394.6	2.0		1,009,463.1		18,512.6	1.8
Wholesale Trade – Industrial		574,318.0		9,849.2	1.7		647,843.2		11,851.5	1.8
Retail Trade		1,107,102.6		19,757.7	1.8		1,224,106.4		21,453.0	1.8
Engineering		447,424.3		7,414.0	1.7		543,030.4		7,891.1	1.5
Wood & Products		55,868.2		667.2	1.2		61,793.7		867.4	1.4

	As of March 31,
	2025			2026
Industry	Gross Loans	Non- performing loans	% of loans in industry	Gross Loans	Non- performing Loans	% of loans in industry
Textiles & Garments	555,731.9	7,326.0	1.3	633,663.9	8,607.0	1.4
Drugs and Pharmaceuticals	167,929.0	1,869.1	1.1	186,771.0	2,460.6	1.3
Leather & Products	48,168.7	650.1	1.3	53,349.0	658.6	1.2
Paper, Printing and Stationery	139,736.5	1,727.6	1.2	160,508.5	1,936.4	1.2
Automobile & Auto Ancillary	535,910.4	6,734.6	1.3	557,336.6	6,656.7	1.2
Wholesale Trade—Non Industrial	643,909.8	7,892.7	1.2	819,812.7	9,575.3	1.2
Consumer Durables	253,830.5	2,342.5	0.9	223,754.7	2,376.1	1.1
Infrastructure Development	362,910.9	5,018.0	1.4	517,943.2	5,174.7	1.0
FMCG & Personal Care	85,351.7	823.3	1.0	97,010.3	931.0	1.0
Media & Entertainment	29,920.1	272.5	0.9	31,510.2	268.5	0.9
Business Services	504,231.4	5,077.1	1.0	657,692.1	5,386.8	0.8
Rubber & Products	34,028.5	363.0	1.1	37,707.1	302.6	0.8
Glass & Glass Products	23,677.5	177.2	0.7	23,135.3	180.0	0.8
Consumer Services	1,017,874.2	10,066.5	1.0	1,124,050.8	8,345.2	0.7
Iron and Steel	554,444.4	1,961.0	0.4	664,942.4	4,755.2	0.7
Other Industries	1,948,525.0	14,122.8	0.7	2,569,236.1	17,860.2	0.7
Power	769,686.4	5,758.0	0.7	874,751.5	6,046.0	0.7
Consumer Loans	10,435,520.6	79,499.2	0.8	10,362,340.8	69,954.9	0.7
Information Technology	86,628.7	672.9	0.8	87,671.0	497.2	0.6
Mining and Minerals	113,099.9	718.4	0.6	159,169.7	866.7	0.5
Non-ferrous Metals	132,848.1	759.4	0.6	151,130.1	801.9	0.5
Other Non-metallic/Mineral Products	95,035.8	210.8	0.2	102,334.2	514.9	0.5
Gems and Jewelry	199,571.8	1,222.9	0.6	246,435.4	1,146.8	0.5
Plastic & Products	134,718.2	406.7	0.3	143,247.3	613.3	0.4
Cement & Products	97,567.4	279.7	0.3	103,635.8	409.7	0.4
Railways	6,796.2	9.1	0.1	11,481.2	40.5	0.4
Chemical and Products	241,051.0	608.3	0.3	285,866.5	904.6	0.3
Coal & Petroleum Products	231,525.0	699.2	0.3	355,412.5	980.6	0.3
Financial Intermediaries	11,849.2	15.4	0.1	15,590.7	36.3	0.2
NBFC	1,650,812.6	2,192.8	0.1	1,737,107.5	2,077.3	0.1
Fertilisers & Pesticides	46,522.5	46.9	0.1	64,930.1	73.3	0.1
Housing Finance Companies	319,186.6	—	—	386,068.4	362.4	0.1
Shipping	21,485.7	23.4	0.1	23,345.6	13.3	0.1
Telecom	377,808.7	131.0	0.0	317,222.5	163.5	0.1
Banks and Financial Institutions	56,778.3	4.6	0.0	188,419.3	5.8	0.0
Airlines	58,752.2	0.6	0.0	62,262.5	—	—
Total		375,910.9			368,716.8

As of March 31, 2026, our gross non-performing loans as a percentage of gross loans in the respective industries were the highest in Animal Husbandry, Capital Market Intermediaries and Agriculture Production—Food.

Animal Husbandry

In fiscal year 2026, the animal husbandry sector in India was affected by a combination of pricing volatility in relation to feed, fodder and supplements, infrastructure gaps, and disease-related vulnerabilities. The livestock ecosystem faced structural stresses, in particular, concerning market infrastructure and disease-management capacity. Further, recurring disease risks (such as Foot-and-Mouth Disease, Classical Swine Fever and Brucellosis) remained a persistent challenge, prompting ongoing government interventions under disease-control programs. These systemic gaps collectively intensified stress across the animal husbandry value chain despite policy support and rising market demand.

Capital Market Intermediaries

Exchanges in the capital markets segment offer a platform to their broker members (capital market intermediaries) for trading in the cash, derivatives, currency derivatives and commodity segments. Exchanges appoint banks to clear and settle trade obligations. The Bank has had a presence in the stock and commodity exchange segment since the late 1990s as a clearing bank in the Indian capital markets. As a clearing bank, the Bank has been offering various transactional services and credit facilities in the form of fund and non-fund-based exposures, primarily to brokers in the capital market segments who hold their primary or secondary settlement accounts with the Bank or have existing banking relationships with the Bank in the form of credit facilities or deposit accounts. This acts as a key relationship point as well as a risk mitigant, as all payments to and from the exchanges are required by the relevant exchange to only be settled through these exchanges. The segment is highly regulated. As of March 31, 2026, high non-performing assets (“NPAs”) were the result of borrower-specific issues. During fiscal year 2026, there were no new NPAs in this segment. The increase in the percentage of non-performing loans to 14.5 percent of gross loans as of March 31, 2026 was due to a decrease of approximately 30 percent in such gross loans compared to March 31, 2025.

Agriculture Production—Food

In fiscal year 2026, India’s agricultural production food industry reflected moderate consistency in production volumes but exhibited elevated credit-risk dispersion, driven by climatic volatility and uneven crop performance. While above-normal monsoon forecasts enabled expanded kharif (monsoon season) sowing across approximately 111 million hectares, surpassing the 109.6 million hectares in fiscal year 2025, several key states experienced heavy rains and localized flooding, damaging paddy, soybean, maize, and pulses, which in turn increased borrower-level vulnerability. Further, price realizations remained uneven, with wheat prices slightly below prior-year highs in late 2025, reinforcing margin pressures for producers. Policy buffers, such as advance estimates, minimum support price revisions, and procurement actions, continued to stabilize the sector. In fiscal year 2026, while aggregate output in the industry remained stable, the industry was affected by higher idiosyncratic risk, particularly for producers in rain-fed and flood-affected regions.

Remediation Strategy for Non-Performing Loans

We focus on early problem recognition and active remedial management efforts in relation to our non-performing loans. Because we are involved primarily in working capital finance with respect to wholesale loans, we track our borrowers’ performance and liquidity on an ongoing basis. This enables us to define remedial strategies proactively and manage our exposures to industries or customers who we believe are displaying deteriorating credit trends. Relationship managers lead the recovery effort together with strong support from the credit group in the corporate office in Mumbai. Recovery is pursued through, among others, legal processes, enforcement of collateral, negotiated one-time settlements and other similar strategies. The particular strategy pursued depends on the level of cooperation of the borrower, our assessment of the borrower’s management integrity, the borrower’s long-term viability, the credit structure and the role of other creditors.

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

Since completion of the Transaction, we provide long-term life insurance solutions via our subsidiary HDFC Life and a range of general insurance products via our joint venture HDFC ERGO. We also offer a comprehensive suite of savings and investment products via our subsidiary HDFC AMC, one of India’s largest mutual fund managers.

FY 2024 Transaction with HDFC Limited

The Board of Directors at its meeting held on April 4, 2022 approved a composite scheme of amalgamation (the “Scheme”) for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited (the “Amalgamated Subsidiaries”), each a subsidiary of Housing Development Finance Corporation Limited (“HDFC Limited”), with and into HDFC Limited; and (ii) HDFC Limited with and into the Bank (the “Transaction”). Following the receipt of the relevant regulatory approvals in relation to the Transaction, the Transaction was approved by the requisite majority of respective shareholders of HDFC Bank and HDFC Limited on November 25, 2022 and was sanctioned by the National Company Law Tribunal, Mumbai Branch on March 17, 2023 (the “NCLT Order”). The Scheme was made effective and the Transaction completed on July 1, 2023 (the “Transaction Effective Date”). The share exchange ratio was 42 equity shares of the Bank (each having a face value of Rs. 1) for every 25 equity shares of HDFC Limited (each having a face value of Rs. 2). Upon the Scheme becoming effective, simultaneously with the issuance of such shares, the equity shares in the Bank previously held by HDFC Limited were extinguished in accordance with the terms set out in the document memorializing the Scheme (the “Scheme Document”).

With the Scheme becoming effective, the Memorandum of Association of the Bank stood amended to reflect the new authorized share capital of the Bank resulting from the Transaction, which increased from 6,500,000,000 rupees, consisting of 6,500,000,000 equity shares, to 11,906,100,000 rupees, consisting of 11,906,100,000 equity shares.

Following the Scheme becoming effective, as advised by the RBI, certain divestments or acquisitions were undertaken or are in the process of being undertaken. In particular, as directed by the RBI in connection with the Transaction, we divested 140,172,180 equity shares of HDFC Credila and reduced our holding to 9.99 percent as of March 31, 2024 and we fully divested HDFC Edu as of December 20, 2024 (see “Business—About our Bank”).

Similarly, we are exploring ways to reduce our shareholding in each of Housing Development Finance Corporation Plc and First Housing Finance (Tanzania) Ltd, in which we hold 15.0 percent and 15.0 percent stakes as of March 31, 2026, respectively.

In connection with the Transaction, the RBI permitted HDFC Limited to increase its stake in each of HDFC Life and HDFC ERGO above 50.0 percent prior to the completion date. We currently hold 50.2 percent of HDFC Life and 50.3 percent of HDFC ERGO. However, in light of the governance arrangements of HDFC ERGO, we account for this entity under the equity method of investment under U.S. GAAP. See “Related Party Transactions—HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)”.

As a result of the Transaction, we paid consideration of Rs. 5,268.4 billion (net of settlement of pre-existing relationships) to acquire the net assets of HDFC Limited and its subsidiaries. The purchase consideration was determined based on the Bank’s closing price of Rs. 1,701.40 per share on the National Stock Exchange (“NSE”) as of June 30, 2023.

As a result of the Transaction, we reflected two new segments in our U.S. GAAP financial statements: “insurance services”, including long-term life insurance solutions provided via our subsidiary HDFC Life, and “others”, consisting primarily of the following activities, which are carried on by HDFC Limited’s former specialized subsidiaries: (i) asset management services, which are provided by our subsidiary HDFC AMC, in which we hold a 52.4 percent stake and which has been appointed as the investment manager to HDFC Mutual Fund, one of India’s largest mutual funds; and (ii) real estate private equity financing, which is provided by our subsidiary HDFC Capital, in which we hold an 89.7 percent stake. Immediately following completion of the Transaction, “others” also included education loans and various services to schools, such as website development, creating awareness in the community, technology and design consultancy, vendor management, academic content trainings and other support services. These services were provided by HDFC Edu and HDFC Credila, which became our wholly owned subsidiaries upon completion of the Transaction. We now hold a 9.99 percent interest in HDFC Credila following an RBI-mandated partial divestment and we completed the sale process to divest our 100.0 percent stake in HDFC Edu in 2024 (see “Business—About our Bank”). We did not reclassify any pre-Transaction financial information in connection with the creation of the two new U.S. GAAP segments.

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

For the foregoing reasons, our financial statement data for the year ended March 31, 2024 are not fully comparable with our financial statement data for the years ended March 31, 2025 and 2026, respectively. In particular, some of the growth in our fiscal year 2025 results as compared with our fiscal year 2024 results is attributable to the impact of a full year of post-Transaction merged operations in fiscal year 2025.

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

FY 2026 Bonus Share Issuance

During fiscal year 2026, we issued a stock dividend, which is commonly known as an issuance of bonus shares in India, in the proportion of one equity share for every one equity share held (including ADS holders) as of August 27, 2025, the record date fixed for this purpose. The Bonus Issuance was approved by the shareholders of the Bank by a resolution dated August 21, 2025. The Bank allotted 7,677,039,761 equity shares pursuant to the Bonus Issuance. Further, in connection with the Bonus Issuance, and as approved by the shareholders of the Bank by a resolution dated August 21, 2025, the Bank’s Memorandum of Association was amended to increase the authorized share capital of the Bank from Rs. 11,906,100,000.0 to Rs. 20,000,000,000.0. All shares/ADS and per share/ADS information in our financial results reflect the effect of the Bonus Issuance retrospectively. One ADS continues to represent three equity shares.

Certain Factors and Trends Affecting Our Results of Operations

Overview

Our revenue consists of interest and dividend revenue as well as non-interest revenue. Our interest and dividend revenue is primarily generated by interest on loans, interest or dividends from securities and interest from other activities. We offer a range of loans to retail customers and working capital and term loans to corporate customers. The primary components of our securities portfolio are statutory liquidity ratio investments, credit substitutes and other investments. Statutory liquidity ratio investments principally consist of Government treasury securities. Credit substitute securities typically consist of commercial paper and debentures issued by the same customers with whom we have a lending relationship in our wholesale banking business. Other investments include asset-backed securities, mortgage-backed securities, deposit certificates issued by banks and units of mutual funds. Interest revenue from other activities consists primarily of interest on our placements made to comply with the extant RBI guidelines on shortfalls in directed lending sub-limits and interest from inter-bank placements.

Net Interest Revenue and Net Interest Revenue After Provision for Credit Losses

Two important measures of our results of operations are net interest revenue, which is equal to our interest and dividend revenue net of interest expense, and net interest revenue after provision for credit losses. Interest expense includes interest on deposits as well as on borrowings. In fiscal year 2024, our interest revenue and expense increased significantly due to the completion of the Transaction, in which we acquired HDFC Limited’s mortgage lending, insurance and asset management businesses. More generally, our interest revenue and expense are affected by volume of activity, which is generally lowest during our first fiscal quarter and is subject to competitive activity trends prevailing in the Indian banking industry from time to time, and by fluctuations in interest rates. Changes in interest rates affect the interest rates charged on our interest-earning assets differently from the interest rates paid on our interest-bearing liabilities and also affect the value of our investments. An increase in interest rates could result in an increase in interest expense relative to interest revenue if we are not able to increase the rates charged on our loans, which would lead to a reduction in our net interest revenue and net interest margin. For example, in fiscal year 2026, our net interest margin decreased primarily due to interest rate cuts which transmitted more rapidly through our floating-rate loan portfolio compared to our deposit base. This decrease was partially offset by a decrease in the higher funding costs that had carried over pursuant to the Transaction.

Our interest expense is also affected by the extent to which we fund our activities with low-interest and non-interest-bearing deposits, and the extent to which we rely on borrowings. If the proportion of time deposits, which have relatively higher rates compared to current and savings accounts, within our total deposit base increases, the impact of interest rate changes on our net interest margin may be heightened. In fiscal year 2026, we observed a growing customer preference for time deposits.

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

Net Interest Margin and Spread

We also use net interest margin and spread to measure our results. Net interest margin represents the ratio of net interest revenue to average interest-earning assets. Our net interest margins decreased in fiscal year 2024 as a result of the Transaction because HDFC Limited had a relatively lower-yielding asset product mix and a relatively higher cost of funds compared to the Bank, and in fiscal year 2025, they were marginally lower than in fiscal year 2024. In connection with the Transaction, interest expense on long-term debt increased in fiscal year 2024 and remained higher in fiscal year 2025 on account of the increase in our average balance of long-term debt, a portion of which is non-callable. Similarly, interest expense on our deposits and short-term borrowings increased on account of an increase in our average balance of deposits and short-term borrowings. The ratio of average non-interest-bearing current accounts and low-interest-bearing savings accounts to average total deposits decreased. While it is our endeavor to reduce the volume of our loans as compared to our deposits over the next few years subject to the availability of deposits, market conditions and our funding strategy, and we do not intend to pursue growth that does not meet our risk adjusted profitability thresholds, slower growth in our loans could in turn adversely impact the growth of our business and our profitability. Also, principally as a result of the Transaction, our cost of funds increased and return on average tangible assets decreased.

Spread represents the difference between yield on average interest-earning assets and the cost of average interest-bearing liabilities, including current accounts which are non-interest-bearing. For reasons similar to those cited above, the Transaction had an adverse impact on spread, which decreased in fiscal years 2024, 2025 and 2026.

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

Our non-interest expense includes expenses for salaries and staff benefits, premises and equipment maintenance, depreciation and amortization, expenditure for the purchase of priority sector lending certificates and administrative and other expenses. The costs of outsourcing back office and other functions and insurance expenses are included in administrative and other expenses. Since completion of the Transaction, our non-interest expense also includes claims and benefits paid pertaining to our insurance business. Our total non-interest expense increased significantly in fiscal year 2024, including as a percentage of our net revenue, and remained high in fiscal year 2025, mainly as a result of the Transaction. Our total non-interest expense increased moderately in fiscal year 2026, compared to the increase in fiscal year 2025, primarily on account of an increase in the administrative and other expenses and an increase in claims and benefits paid pertaining to the insurance business.

The Transaction

In fiscal year 2024, our overall financial condition and results of operation were principally affected by the Transaction. The Transaction-related impacts continued to be felt in fiscal year 2025 and fiscal year 2026. We expect the Transaction-related trends described above to continue to affect the Bank’s results in the short-to-medium term. We have plans to, and have begun to, raise low-cost deposits in a phased manner, raise long-term borrowings towards our long-term assets (such as housing loans), manage growth in advances and maintain an adequate unencumbered liquidity buffer. We may not be able to execute some or all of these measures and the RBI’s directed lending regulations may affect these plans. See “Risk Factors—Risks Relating to Our Structure and the Transaction—We may fail to realize all anticipated benefits of the Transaction, which could have an adverse effect on our business, results of operations, financial condition and on the price of our equity shares and ADSs.”, “Risk Factors—Risks Relating to Our Business—Our funding is primarily short- and medium-term and if depositors do not roll over deposited funds upon maturity, our net income may decrease.”, “Risk Factors—Risks Relating to Our Business—Any increase in interest rates would have an adverse effect on the value of our fixed income securities portfolio and could have a material adverse effect on our net income.”, “Risk Factors—Credit Risks—We have high concentrations of exposures to certain customers and sectors, and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.” and “Risk Factors—Credit Risks—We are required to undertake directed lending under RBI guidelines. Consequently, we may experience a higher level of non-performing loans in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs. Further, in the case of any shortfall in complying with these requirements, we may be required to invest in deposits of Indian development banks as directed by the RBI. These deposits yield low returns, thereby impacting our profitability”.

Indian Economic Conditions

More generally, our financial condition and results of operations are affected by general economic conditions prevailing in India.

Indian GDP growth

Following reforms and revisions to the calculation of GDP estimates by the NSO and MoSPI in India, where the base year was revised to fiscal year 2023 instead of fiscal year 2012, in fiscal year 2024, GDP grew by 7.2 percent, driven by higher investment and strong manufacturing sector growth. GDP growth remained stable at 7.1 percent in fiscal year 2025, drawing support from services, agriculture and the export sector. In fiscal year 2026, India’s GDP growth improved to 7.7 percent. The improvement was primarily driven by a rebound in consumption demand on account of GST rate cuts and monetary policy easing by the RBI.

Looking forward, the RBI estimates India’s GDP to grow by 6.6 percent in fiscal year 2027, as elevated energy and other commodity prices and shocks to the availability of inputs due to disruptions in the Strait of Hormuz are likely to adversely impact growth. However, sustained momentum in consumption demand, supported by GST rate cuts, and healthy balance sheets of financial institutions and corporates are likely to provide support.

While our results may not necessarily track the GDP figures directly, the economic performance affects the environment in which we operate. For example, a weak GDP growth resulting from a decline in consumption and in the level of production of goods and services may lead to a reduced demand for bank credit.

Interest rates in India

The RBI raised the policy rate cumulatively by 250 basis points between April 2022 and April 2023, to 6.50 percent and kept the rate unchanged in 2024. The RBI cut rates by 25 basis points in each of its monetary policy meetings in February 2025 and April 2025 and by 50 basis points in June 2025, and again by 25 basis points in December 2025 with the repo rate moving from 6.5 percent in February 2025 to 5.25 percent in December 2025. Since then, the RBI has maintained the repo rate at 5.25 percent at its February 2026, April 2026 and June 2026 meetings.

Bank credit growth

Indian bank credit growth also experiences variations over time. Bank credit growth had improved from 10.7 percent in fiscal year 2022 (end of period) to 15.8 percent in fiscal year 2023 (end of period), and further to 19.1 percent in fiscal year 2024 (including the impact of the Transaction, where loans moved from the housing finance system to the banking system). However, credit growth moderated to 11.1 percent in fiscal year 2025 as stricter norms for unsecured retail loans by the RBI and weak consumer demand weighed on retail lending. Credit growth stood at 14.1 percent in fiscal year 2026 (end of period). The major factors that contributed to the increase in credit growth in fiscal year 2026 compared to fiscal year 2025 include the reduction in interest rates by the RBI, GST rate cuts, which aided consumption demand, and infrastructure spending by the Government.

Inflation

Consumer Price Index (“CPI”) inflation averaged 5.4 percent for the full fiscal year 2024, moderating compared to 6.6 percent in fiscal year 2023, primarily on account of a favorable base effect caused by high inflation in fiscal year 2023. Inflation further moderated to 4.6 percent in fiscal year 2025, primarily on account of the sharp correction in food prices between November 2024 and March 2025. For fiscal year 2026, inflation averaged 2.1 percent, supported by moderation in food prices and GST rate cuts.

The RBI expects CPI inflation to average 5.1 percent in fiscal year 2027 considering the pressure from higher energy prices. Additional risks that may impact the forecasts primarily relate to a prolonged conflict in the Middle East and the related rise in input costs and disruption of energy supplies, and the rising probability of the El Niño climate phenomenon in 2026 that could impact the seasonal rainfall in India, leading to pressure on food prices.

Capital spending, fiscal deficit and liquidity

A high-interest rate environment acts as a headwind for economic growth. In response to the adverse impact of the COVID-19 pandemic and related disruptions, the Government sharply increased its spending. The Government then increased its capital spending plan significantly in fiscal years 2023 and 2024 to support growth, but remained on track for fiscal consolidation. The fiscal deficit stood at 5.6 percent of GDP in fiscal year 2024, decreasing to 4.8 percent of GDP in fiscal year 2025, and further to 4.4 percent in fiscal year 2026 as the Government continued on the path of fiscal consolidation.

In the budget for fiscal year 2027, the Government retained its focus on fiscal consolidation. It plans to spend Rs. 12.2 trillion on capital expenditure, marginally higher than previous years’ budget estimates, with the fiscal deficit targeted at 4.3 percent of GDP. Additionally, the Government also focused on targeting the debt-to-GDP ratio with the objective of bringing the ratio down to 50+/-1 percent by 2031. For fiscal year 2027, the Government has targeted a debt-to-GDP ratio of 55.6 percent compared to 56.1 percent in the previous fiscal year.

Declining fiscal deficits tend to have a favorable impact on our operations, as a lower fiscal deficit allows the RBI to reduce rates, support a sustainable level of inflation and prevent private investment from being crowded out.

The RBI has managed liquidity conditions in line with its monetary stance and underlying macro requirements. The RBI conducted two-way tuning operations (Variable Rate Repos (“VRRs”) and Variable Rate Reverse Repos) of different tenures to manage liquidity conditions in 2024 and preferred to keep the liquidity conditions tight. However, as liquidity deficits started increasing in 2025, the RBI intervened through a combination of USD/INR buy/sell swaps, Open Market Operation (“OMO”) auctions, long-duration VRRs and daily VRRs, injecting liquidity of approximately Rs. 13.8 trillion to improve the liquidity situation and improve transmission of policy rate cuts in order to support economic activity.

Notwithstanding the pace of growth in India, we believe we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2026, gross non-performing customer assets (which consist of loans and credit substitutes) constituted 1.2 percent of gross customer assets, reflecting an increase in our non-performing loans primarily attributable to the retail segment. In addition, our net customer assets represented 100.9 percent of our deposits and our deposits represented 58.9 percent of our total liabilities and shareholders’ equity. Our average non-interest-bearing current accounts and low-interest-bearing savings accounts represented 32.3 percent of our average total deposits for the year ended March 31, 2026. These low-cost deposits and the cash float associated with our transactional services led to an average cost of funds (including equity) for fiscal year 2026 of 3.8 percent.

Global Developments

Our financial condition and results of operations are also affected by certain global events like widespread health emergencies (or concerns over the possibility of such emergencies), such as the COVID-19 pandemic, geopolitical volatility and the actions taken in response to it, which can cause significant volatility in demand for our products, changes in customer behavior and preferences, financial distress for our customers and related increases in customer defaults and provisions for losses, disruptions to our capital expenditure initiatives, limitations on our employees’ ability to work and travel, significant changes in the economic or political conditions in markets in which we operate and related currency volatility, restrictions on our access to, and increases in the cost of capital and increased regulatory requirements. The war in Iran, involving the United States and Israel, and the escalating regional instability in the Middle East, have complicated the geopolitical landscape and contributed to significant volatility in energy and commodity prices. There have also been logistical restrictions due to the closure of the Strait of Hormuz, which has also increased freight and insurance charges. This could impact the Bank’s customers with exposure to the Middle East, or otherwise impact customers through shortage in supply or increase in price of key commodities imported from the region, potentially resulting in additional upward pressure on energy and commodity prices.

For additional information about factors and trends affecting our results of operations, please see “Risk Factors—Economic and Political Risks” and “Risk Factors—Risks Relating to Our Structure and the Transaction”. See also “Selected Financial and Other Data” and “Selected Statistical Information”.

Critical Accounting Estimates

Allowance for Credit Losses

We have set forth below the details of our accounting policy and estimates used for the purposes of allowances for credit losses. We provide an allowance for credit losses based on our estimate of losses inherent in the loan portfolio which includes restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

Our allowance for credit losses is comprised of:

•	the allowance for credit losses, which covers our loan portfolios and is presented separately on the balance sheet in loans;

•	the allowance for lending-related commitments, which is recognized on the balance sheet in “Accrued expenses and other liabilities”;

•

the allowance for credit losses on investment securities, which covers our AFS debt securities and is recognized on the balance sheet in “Investments available for sale debt securities, at fair value” on the balance sheet; and

•

the allowance for credit losses on other financial assets measured at amortized cost, and other off-balance sheet credit exposures, which is recognized on the balance sheet in “Accrued expenses and other liabilities”.

All changes in the allowance for credit losses are recognized in the consolidated statement of income.

Our policies used to determine our allowance for credit losses and our allowance for lending-related commitments are described in the following paragraphs:

Our portfolio is bifurcated into retail and wholesale portfolios, wherein the retail portfolio is segmented into homogenous pools using various factors such as nature of product, delinquencies, and other demographic and behavioral variables of the borrowers. The wholesale portfolio is segmented into various risk grades on the basis of a host of quantitative and qualitative factors including financial performance, industry risk, business risk and management quality. The allowance for loan-related losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of outstanding loans and lending-related commitments that are not unconditionally cancelable. We do not record an allowance for future drawings on unconditionally cancelable lending-related commitments (for example, credit cards). We do not record an allowance on accrued interest receivables on the balance sheet due to our policy to reverse interest income on loans more than 90 days past due and in the case of agricultural loans more than 365 days past due, and also on any loans classified as non-performing. The expected life for retail loans and wholesale loans is determined based on their contractual terms and expected prepayments as applicable. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account. We have an unconditionally cancelable clause (“UCC”) for credit card lines and in accordance with current expected credit loss (“CECL”) accounting guidance, we make an allowance only for debt drawn at the time of expected loss measurement. We apply expected principal payments to the credit card receivable balances existing at the reporting date until the balance is exhausted.

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

If an exposure does not share risk characteristics with other exposures, we generally estimate expected credit losses on an individual basis, considering expected repayment and conditions impacting that individual exposure (“asset-specific component”). The asset-specific component covers loans modified or reasonably expected to be modified in a restructuring, collateral-dependent loans, and borrowers with financial difficulties.

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

Apart from our historical experience, we seek to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses into our allowance. We therefore include in our estimation the use of quantitative statistical models to predict the impact of macro-economic variables on rating downgrades/defaults. We rely on macro-economic variables that are relevant to the specific product to develop a reasonable and supportable forecast specific to the relevant macro-economic variable for the expected performance of the product. In deploying these models, we have assessed the impact of the relevant set of macro-economic variables on our expected losses and largely used macro-economic forecasts surveyed and published by the RBI’s Centre for Monitoring Indian Economy for this assessment. As the macro-economic forecasts are published for a year, we revert to the historical average default rate beyond this period over a straight-line basis. Any adjustments needed to the modeled expected losses in the quantitative calculations are addressed through a qualitative adjustment. Qualitative adjustments, if any, among other things may include specific portfolio characteristics, expected sectoral performance, expected impact of internal strategies or external events on the product/segment, model limitations, idiosyncratic events, and other relevant criteria. The total ACL is comprised of the quantitative and qualitative components.

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

Asset-specific component

To determine the asset-specific component of the allowance, collateral-dependent loans (including those loans for which foreclosure is probable) and larger and non-accrual risk-rated loans in the wholesale portfolio segment are generally evaluated individually, while other loans are assessed on a collective basis based on shared characteristics. Loans are identified for individual assessment based on financial difficulty which includes nonperforming loans, labeled loans and loans identified based on management judgment.

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

The asset-specific component of the allowance for credit losses that have been or are expected to be modified in troubled debt restructurings incorporates the effect of the modification on the loan’s expected cash flows (including forgone interest, principal forgiveness, and other concessions), and also the potential for redefault. For wholesale loans modified or expected to be modified in troubled debt restructuring, expected losses incorporate management’s expectation of the borrower’s ability to repay under the modified terms.

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

Impairment of debt securities

We conduct reviews of all AFS debt securities with fair value below their carrying value or with zero loss expectation. We evaluate whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (“OCI”). The allowance is increased or decreased if credit conditions subsequently worsen or improve. A reversal of credit losses is recognized in net income. We recognize the entire difference between the amortized cost basis and fair value in net income for impaired AFS debt securities that we have an intent to sell or for which we believe we will more-likely-than-not be required to sell prior to recovery of the amortized cost basis. We do not record an allowance on accrued interest receivables on the balance sheet due to our policy to reverse interest income on debt securities in a timely manner in line with our non-accrual and past due policies and also on any debt security classified as non-performing. We do not purchase debt securities with credit deterioration.

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

We undertook a sensitivity analysis to assess the magnitude of CECL under extreme circumstances. As part of this sensitivity analysis, we analyzed variability in provisions on account of a change in the assumptions underlying our forward-looking outlook. For this analysis, we sensitized estimates impacting CECL calculation, driven by changes in macroeconomic variables and computed the resulting impact in CECL provisions. We also shifted the cash flows by some percentage points to the next bucket thereby simulating an extension of tenor of the loans. We observed that the impact was not significant. While the sensitivity analysis is useful and helps us to understand how the changes in our macroeconomic assumptions may impact our modeled ECLs, we are aware of the fact that it is not meant to enable us to forecast how the Bank’s allowance for credit losses is expected to change in a different macroeconomic outlook. Importantly, the analysis is an enabler and does not encompass many factors, including qualitative factors which could have offsetting effects on the estimates. Considering the variety of factors contemplated when developing the macroeconomic outlooks, the Bank believes the allowance for credit losses as of March 31, 2026, is appropriate.

Insurance Services

Undistributed policyholders earnings account

This separate line item appearing as a liability in the consolidated balance sheets is created/recognized to account for any surplus/deficit arising on policyholders’ adjustments under U.S. GAAP. The differential impact of adjustments related to the items identified below is disclosed separately under “Undistributed Policyholders Earnings Account” on the consolidated balance sheets because this surplus does not belong to shareholders or policyholders. The impact of the adjustments listed below is accounted for in separate line items, “(Surplus)/Deficit in P&L transferred to Undistributed Policyholders Earnings Account” in the consolidated statements of income and “(Surplus)/Deficit in OCI transferred to Undistributed Policyholders Earnings Account” in the consolidated statements of other comprehensive income. This includes:

•	Actuarial remeasurement of insurance liabilities;

•	Effective interest method on investments;

•	Fair value of investments such as AFS debt securities and investments HFT;

•	Fair value of the employee stock option scheme;

•	Adjustment on account of leases;

•	Actuarial remeasurement of employee benefits; and

•	Reversal of hedge reserve from previous framework.

Liabilities on policies in force

We establish liabilities for future policy benefit liabilities (“LFPBs”) for amounts payable under traditional non-participating and limited-payment long-duration insurance contracts. Generally, amounts are payable over an extended period of time and the related liabilities are calculated using actuarial methodologies as the present value of expected future policy benefits to be paid to or on behalf of policyholders and certain claims-related expenses less the present value of expected future net premiums receivable under the insurance contracts. Contracts are grouped as cohorts when measuring LFPBs. The corresponding liabilities are established based on methods and underlying assumptions in accordance with U.S. GAAP and applicable actuarial standards. A net premium ratio (“NPR”) approach is utilized, where net premiums (i.e., the portion of gross premiums required to fund expected insurance benefits and claim settlement expenses) are accrued each period as LFPBs. Cash flow assumptions are incorporated into the calculation of a cohort’s NPR and LFPB reserve. Our best estimate assumptions include mortality, persistency, morbidity, and expenses. All assumptions are updated at each year end except for current discount rates, which are updated at each valuation date. The impact of all assumption changes at locked in discount rates flows through the consolidated statements of income and the impact of discount rate updates is recognized in other comprehensive income.

For limited-payment long-duration contracts, the collection of premiums does not represent the completion of the earnings process. Therefore, any gross premium received in excess of net premiums is deferred and amortized as a deferred profit liability (“DPL”). The amortization basis is set to be the sum assured in-force for traditional policies and benefit outgo for annuities for each cohort, to ensure that profits are recognized over the life of the underlying policies in that cohort, regardless of when premiums are received. This amortization of the DPL is recorded within “Claims and benefits paid pertaining to insurance business” on the consolidated statements of income. Consistent with our measurement of traditional long-duration products, management also recognizes a LFPB reserve for limited-payment contracts that is representative of the difference between the present value of expected future benefits and the present value of expected future net premiums, subject to retrospective remeasurement through net income and OCI, as described above.

We establish LFPBs for traditional participating contracts, using a net premium approach, similar to traditional non-participating contracts. For determining present value of benefits, the future reversionary bonus is not considered. The bonuses are factored in as and when they are declared. The discount rate and actuarial assumptions are locked-in at inception, and any impacts resulting from discount rate updates are recognized in other comprehensive income.

Deposits related to universal life-type and investment products are credited to policyholder account balances. Policyholder account balances liability represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is primarily associated with accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balance, as applicable. Unearned revenue reserve (“URR”) primarily relates to the universal life-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and are generally amortized over the expected life of the contract, similar to deferred acquisition costs (“DAC”).

Separate Account Assets and Liabilities

Separate account assets represent segregated funds that are invested for certain unit-linked life and pension policyholders. The assets consist primarily of equity securities including exchange traded funds, government securities including state government securities, debt securities and reverse repurchase agreements including tri-party repos and are reported at fair value. The assets of each account are legally segregated and are not subject to claims that arise out of any other business. Investment risks associated with market value changes are borne by the customers. The investment income and realized investment gains or losses from separate account assets generally accrue to the policyholders and are not included in our results of operations. Mortality, policy administration and surrender charges assessed against the accounts are included in “Premium and other operating income from insurance business” in the consolidated statements of income. Asset management fees charged to the accounts are included in “Premium and other operating income from the insurance business”. Separate account liabilities primarily represent the policyholder’s account balances in separate account assets and will be equal and offsetting to total separate account assets.

Deferred Acquisition Costs

Acquisition costs directly related to successful contract acquisitions of products have been deferred to the extent recoverable. Such acquisition costs are capitalized in the period they are incurred, and primarily include first year and single year commission, employees’ remuneration and welfare benefits, medical fees, stamp duty and goods and services tax. All other acquisition-related costs including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales, and underwriting efforts as well as all indirect costs are expensed as incurred. DAC is amortized on a constant level basis that approximates straight line amortization using the following amortization basis:

•	Traditional life insurance contracts and traditional life insurance limited payment contracts—Sum assured in force.

•	Annuity products—Number of policies in force.

•	Universal life type contracts—Number of policies in force.

Additional disclosures have been provided on insurance services in Note 21 “Insurance services” of the consolidated financial statements. Amortization of DAC is included in “Administrative and other expense” in the consolidated statements of income.

Reinsurance

For prospective reinsurance of short duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded premium and ceded unearned premiums. Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of insurance protection provided. The reinsurance recoverable for long-duration contracts and associated contract features is measured using assumptions and methods generally consistent with the underlying direct policies. Amounts currently recoverable under reinsurance agreements are included in “Other assets” on the consolidated balance sheets.

The assessment of recoverability of reinsurance recoverable balances in each reporting period, is carried out through either historical trend of disputes and credit events or financial analysis of the credit quality of the reinsurer. These adjustments are recorded to reflect the results of these assessments through an allowance for credit losses and disputes that reduces the carrying amount of reinsurance and other assets on the consolidated balance sheets. The estimate requires significant judgement for which key considerations include paid and unpaid recoverables, whether the balance is in dispute or subject to legal collection, the relative financial health of the reinsurer and whether collateral and collateral arrangements exist. An estimate of the reinsurance recoverable lifetime expected credit losses is established utilizing a probability of default and loss given default method, which reflects the insurer’s risk rating. The allowance for credit losses excludes disputed amounts.

Premium Deficiency

Premium deficiency reserves may be established for short-duration contracts to provide for expected future losses and certain expenses that exceed unearned premiums. These reserves are based on actuarial estimates of the amount of loss inherent in that period, including losses incurred for which claims have not been reported. The provisions for IBNR (Incurred but Not Reported) claims are calculated using studies that measure the historical length of time between the incurred date of a claim and its eventual reporting to the Bank. If loss recognition exists, we write off DAC to the extent required for eliminating losses. If loss recognition still exists after DAC write-offs, then a loss recognition liability is established. For universal life-type contracts, a premium deficiency reserve may be established when existing contract liabilities, together with the present value of future fees and/or premiums, are not sufficient to cover the present value of future benefits and settlement costs. Loss recognition is charged to net income by an increase in the liability for future benefits presented separately as loss recognition liability.

Intangible Assets

Our identifiable intangible assets consist of Brand, Investment Management Contract, Value of Business Acquired (“VOBA”), Distribution Network, Customer Relationship and Transferable Development Rights acquired in Business Combination. All intangible assets except Brand and Investment Management Contract are definite-lived intangible assets and are recorded at fair value on the acquisition date.

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

Revenue Recognition

Interest income from loans and from investments is recognized on an accrual basis using the effective interest method when earned except in respect of loans or investments placed on non-accrual status, where such interest income is recognized when received. Fees and commissions from guarantees issued are amortized over the contractual period of the commitment. Commission, fees and charges for rendering services such as investment management fees are recognized on an accrual basis as per the terms of the underlying agreement as applicable and where there is reasonable certainty of ultimate collection. Dividends from investments are recognized when declared. Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.

Premiums related to traditional long-duration products are recognized as revenues when due from policyholders. Premiums related to short-duration products are recognized on a pro-rata basis over the applicable contract term. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred as a DPL. The DPL is also recognized on the premiums received on the business acquired as on the purchase GAAP (“PGAAP”) date. The DPL is amortized or recognized as earnings based on the amortization basis as mentioned in deferred acquisition cost. Premiums related to short-duration products are recognized on a pro rata basis over the applicable contract term. Unearned premiums, representing the portion of premium written related to the unexpired coverage, are reflected as liabilities until earned. Deposits related to universal life and investment-type products are credited to “Premium and other operating income from insurance business” on the consolidated statements of income. Revenues from such contracts consist of fees for mortality, policy administration, fund management charges, surrender charges and other charges as applicable, which are recorded in universal life and investment-type line of business in the period in which the services are provided. All revenues and expenses are presented net of reinsurance, as applicable.

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

All other securities, including mortgage- and asset-backed securities, are actively managed as part of our treasury operations. The issuers of such securities are either government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly rated.

Securities that are held principally for resale in the near term are classified as held for trading (“HFT”) and are carried at fair value, with changes in fair value recorded in net income. Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity (“HTM”) and are carried at amortized cost.

All debt securities that are not classified as HTM or HFT are classified as AFS debt securities and are carried at fair value. Unrealized gains and losses on such securities, net of applicable taxes, are reported in accumulated other comprehensive income/(loss), a separate component of shareholders’ equity.

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

For equity investments in which we are the investor, control over an investee is typically determined by majority ownership; however, circumstances may arise where a majority-owned investment is not controlled. In such cases, equity method accounting is applied, particularly when the other shareholder(s) of the investee holds substantive participative rights granted by law or contract. Our consolidated net income incorporates our proportionate share of the net income or loss from equity method investees.

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

As of March 31, 2026, our Level 3 instruments recorded at fair value on a recurring basis were available-for-sale mortgage and asset-backed securities aggregating Rs. 113.2 billion. The Level 3 instruments comprised 1.1 percent of our total securities portfolio and 0.2 percent of our total assets, as of March 31, 2026. The valuation of these mortgage and asset-backed securities is dependent on the estimated cash flows that the underlying trust would pay out. The cash flows for mortgage and asset-backed securities are discounted at the yield-to-maturity rates and credit spreads published by the Fixed Income Money Market and Derivatives Association on month ends.

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

Business Combination

We account for acquired businesses using the acquisition method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair value. The application of the acquisition method requires certain estimates and assumptions, especially concerning the determination of the fair value of the acquired intangible and tangible assets, as well as the liabilities assumed at the date of the acquisition. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. The valuations are based on information available at the acquisition date. Purchase consideration in excess of our interest and the acquiree’s net fair value of identifiable assets and liabilities is recognized as goodwill.

Status of IND-AS

The Ministry of Corporate Affairs, in its press release dated January 18, 2016, issued a roadmap for the implementation of IND-AS converged with International Financial Reporting Standards as issued by the International Accounting Standards Board with certain carve-outs for scheduled commercial banks, insurance companies and non-banking financial companies (the “Roadmap”), which was subsequently confirmed by the RBI through its circular dated February 11, 2016. While the Roadmap initially contemplated compliance by 2018, the RBI deferred the effective date of the rules before they were implemented. Although the Reserve Bank of India (Commercial Banks – Financial Statements: Presentation and Disclosures) Directions, 2025 continues to defer implementation of IND-AS for banks until further notice, banks are required to disclose their strategy and progress with respect to IND-AS implementation.

In the meantime, the RBI has issued certain guidelines that align practices more closely with IFRS, including the Master Direction on Classification, Valuation, and Operation of Investment Portfolio of Commercial Banks issued in September 2023 and the Reserve Bank of India (Commercial Banks—Asset Classification, Provisioning and Income Recognition) Directions, 2026 issued in April 2026. For further details, see “Risk Factors—Risks Relating to Our Business—We present our financial information differently in other markets or in certain reporting contexts.”, “Risk Factors—Legal and Regulatory Risks—Material changes in Indian banking and other applicable regulations may adversely affect our business and our future financial performance.” and “Supervision and Regulation—RBI Regulations”.

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

Recently Issued Accounting Pronouncements Not Yet Effective

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments are intended to improve income statement expense disclosure requirements, primarily through enhanced disclosures about certain costs and expenses included in income statement expense captions. The amendments are effective for annual reporting periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of the amendments on our financial statement disclosures, and do not expect the adoption to have a material impact on our financial position or results of operations.

In September 2025, the FASB issued ASU No. 2025-06—Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU eliminates the prior stage-based model for capitalization of internal-use software costs and replaces it with a principles-based approach that requires capitalization once management has approved and committed funding for a project and it is probable the project will be completed and the software will function as intended. The ASU is effective for the Bank for interim and annual periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of this ASU on our consolidated financial statements.

Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025

Net Interest Revenue After Provision for Credit Losses

Our net interest revenue after provision for credit losses increased by 8.9 percent from Rs. 1,223.1 billion in fiscal year 2025 to Rs. 1,331.5 billion in fiscal year 2026. Our net interest margin was 3.6 percent for fiscal year 2026. The following table sets out the components of net interest revenue after provision for credit losses.

	Years ended March 31,
	2025		2026		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions, except percentages)
Interest and dividend revenue:
Loans	Rs.	2,506,518.7	Rs.	2,544,315.4	Rs.	37,796.7	1.5
Available for sale debt securities, trading securities		636,618.1		731,717.3		95,099.2	14.9
Other		84,825.8		84,232.3		(593.5)	(0.7)
Total interest and dividend revenue		3,227,962.6		3,360,265.0		132,302.4	4.1
Interest on deposits		1,254,947.4		1,383,241.5		128,294.1	10.2
Interest on short term borrowings		94,148.6		93,075.7		(1,072.9)	(1.1)
Interest on long term debt		471,570.2		375,036.8		(96,533.4)	(20.5)
Other interest expense		2,810.8		9,141.5		6,330.7	225.2
Total interest expense		1,823,477.0		1,860,495.5		37,018.5	2.0
Net interest revenue	Rs.	1,404,485.6	Rs.	1,499,769.5	Rs.	95,283.9	6.8
Less: Provision for credit losses:
Retail		190,309.5		178,818.2		(11,491.2)	(6.0)
Wholesale		(8,929.4)		(10,546.0)		(1,616.7)	18.1
Total	Rs.	181,380.1	Rs.	168,272.2	Rs.	(13,107.9)	(7.2)
Net interest revenue after provision for credit losses	Rs.	1,223,105.5	Rs.	1,331,497.3	Rs.	108,391.8	8.9

Interest and Dividend Revenue

Interest income on loans increased by 1.5 percent from Rs. 2,506.5 billion in fiscal year 2025 to Rs. 2,544.3 billion in fiscal year 2026, primarily due to an increase in our average loan book, which was partially offset by a decline in the yields on our wholesale loan and retail loan portfolios. The average balance of our total loan book increased by 8.4 percent from Rs. 26,563.4 billion in fiscal year 2025 to Rs. 28,790.3 billion in fiscal year 2026. Our average balance of retail loans increased by 8.1 percent from Rs. 19,939.3 billion in fiscal year 2025 to Rs. 21,546.3 billion in fiscal year 2026. The growth in retail loans was primarily across the retail business banking, commercial vehicle and construction equipment finance, and personal loans / credit cards. Our average balance of wholesale loans increased by 9.4 percent from Rs. 6,624.1 billion in fiscal year 2025 to Rs. 7,244.0 billion in fiscal year 2026. Retail loan yields decreased from 9.7 percent in fiscal year 2025 to 9.3 percent in fiscal year 2026 and Wholesale loan yields decreased from 8.5 percent in fiscal year 2025 to 7.3 percent in fiscal year 2026 primarily due to the decrease in the RBI’s repo rate during the period. As of the end of fiscal year 2026, 66.9 percent of our loans carry a variable rate.

Interest on securities, including dividends and interest on trading assets, increased by 14.9 percent from Rs. 636.6 billion in fiscal year 2025 to Rs. 731.7 billion in fiscal year 2026. This was primarily driven by an increase in the average balance of our investments. The average balance of our investments increased by Rs. 1,375.3 billion from Rs. 9,557.1 billion in fiscal year 2025 to Rs. 10,932.4 billion in fiscal year 2026. Yields on our investments remained stable at 6.7 percent in fiscal year 2025 and fiscal year 2026.

Other interest revenue decreased marginally by 0.7 percent from Rs. 84.8 billion in fiscal year 2025 to Rs. 84.2 billion in fiscal year 2026, primarily due to a slight decline in yield on average balance of dues from banks, securities purchased with agreement to resell and other interest earning assets from 4.9 percent in fiscal year 2025 to 4.8 percent in fiscal year 2026. This decrease was partially offset by a marginal increase of 0.3 percent in average balances of dues from banks, securities purchased with agreement to resell and other interest earning assets from Rs. 1,743.1 billion in fiscal year 2025 to Rs. 1,747.7 billion in fiscal year 2026.

Interest Expense

Our interest expense on deposits increased by 10.2 percent from Rs. 1,254.9 billion in fiscal year 2025 to Rs. 1,383.2 billion in fiscal year 2026, primarily due to an increase in average interest-bearing deposits, driven principally by growth in time deposits, which was partially offset by a marginal decline in the cost of deposits. Average interest-bearing deposits increased by 14.4 percent from Rs. 21,606.2 billion in fiscal year 2025 to Rs. 24,727.5 billion in fiscal year 2026. The average cost of our deposits, including non-interest-bearing deposits, decreased from 5.2 percent in fiscal year 2025 to 5.1 percent in fiscal year 2026.

The average balance of our savings account deposits increased from Rs. 5,737.6 billion in fiscal year 2025 to Rs. 6,197.4 billion in fiscal year 2026, and the average balance of our time deposits increased from Rs. 15,868.6 billion in fiscal year 2025 to Rs. 18,530.0 billion in fiscal year 2026. The cost of our time deposits decreased from 6.8 percent in fiscal year 2025 to 6.6 percent in fiscal year 2026. The ratio of current and savings accounts to the total deposits of the Bank also reduced from 34.8 percent to 34.1 percent, principally due to customers’ preference for time deposits.

Interest expense on our short term borrowings and others increased by 5.4 percent from Rs. 97.0 billion in fiscal year 2025 to Rs. 102.2 billion in fiscal year 2026, primarily on account of an increase in the average balance of our short term borrowings and securities sold with agreement to repurchase, which increased by 19.2 percent from Rs. 1,478.3 billion in fiscal year 2025 to Rs. 1,762.4 billion in fiscal year 2026. This increase was partially offset by a decrease in the cost of our short term borrowings from 6.6 percent in fiscal year 2025 to 6.0 percent in fiscal year 2026. Interest expense on our long term debt decreased by 20.5 percent from Rs. 471.6 billion in fiscal year 2025 to Rs. 375.0 billion in fiscal year 2026, primarily on account of a decrease in our average balance of long term debt from Rs. 6,331.2 billion in fiscal year 2025 to Rs. 5,233.9 billion in fiscal year 2026 and a decrease in the cost of our long term debt from 7.4 percent in fiscal year 2025 to 7.2 percent in fiscal year 2026.

Provision for Credit Losses

The CECL accounting guidance requires the measurement of our provision for credit losses to be based on our estimate of lifetime expected credit losses inherent in our financial assets measured at amortized cost and certain off-balance sheet credit exposures.

For the purposes of incorporating reasonable and supportable forecasts into the CECL calculation, we have developed models that utilize macro-economic variables which are related to the expected performance of the product. In deploying these models, we have assessed the impact of the relevant set of macro-economic variables on our expected losses, and largely used macro-economic forecasts published by the Centre for Monitoring Indian Economy (“CMIE”) for this assessment. The output of our models is appropriately adjusted based on the factors relating to economic, business and portfolio-specific outlook wherever required.

Accordingly, the Bank considered a GDP forecast of 7.1 percent for fiscal year 2025 and applied relevant forward-looking overlays for the reporting as of March 31, 2024. For reporting as of March 31, 2025, the Bank considered a GDP growth forecast of 6.5 percent for fiscal year 2026. For reporting as of March 31, 2026, the Bank considered a GDP growth forecast of 6.6 percent for fiscal year 2027. A global growth slowdown could weigh on exports and domestic manufacturing. However, some support to growth can be expected from recovery in the private and government spending on capital expenditure.

In addition to the above judgment and estimates, provision for credit losses is impacted by unanticipated changes in asset quality of portfolio such as increase and decrease in credit or internal risk ratings, or improvement or deterioration in the borrower’s delinquencies or credit scores, all of which have some degree of uncertainty. In fiscal year 2026, the provision for credit losses decreased from Rs. 181.4 billion in fiscal year 2025 to Rs. 168.3 billion in fiscal year 2026. The decrease was primarily attributable to improvement in our asset quality and updates to our estimates and assumptions as described above.

Our provisions for credit losses for our retail loans decreased from Rs. 190.3 billion in fiscal year 2025 to Rs. 178.8 billion in fiscal year 2026. The decrease in allowances was driven principally by a decrease in the provision for credit losses for our ‘Other retail loans’ facilities, partially offset by an increase in the provision for ‘personal loans / credit cards’ facilities. The decrease was also driven by updates to our estimates and assumptions as described above. Our provisions for wholesale loans resulted in a net benefit of Rs. 8.9 billion in fiscal year 2025, which increased to Rs. 10.5 billion in fiscal year 2026 primarily due to an improvement in asset quality. Our total provision for credit losses as a percentage of gross loans remained stable at 1.9 percent for fiscal year 2025 and in fiscal year 2026.

Non-Interest Revenue

Our non-interest revenue increased by 3.0 percent from Rs. 967.0 billion in fiscal year 2025 to Rs. 995.8 billion in fiscal year 2026. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2025		2026		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Fees and commissions	Rs.	324,086.5	Rs.	356,569.1	Rs.	32,482.6	10.0
Net, realized gain/(loss) and allowance on available for sale debt securities		6,825.0		50,331.9		43,506.9	637.5
Trading securities gains/(loss), net		43,407.7		18,461.2		(24,946.5)	(57.5)
Foreign exchange transactions		38,419.8		(4,089.6)		(42,509.4)	(110.6)
Derivatives gains/(loss), net		37,644.2		14,113.2		(23,531.0)	(62.5)
Premium and other operating income from insurance business		498,265.2		545,990.4		47,725.2	9.6
Other, net		18,374.2		14,471.8		(3,902.4)	(21.2)
Total non-interest revenue, net	Rs.	967,022.6	Rs.	995,848.0	Rs.	28,825.4	3.0

Fees and commissions increased by 10.0 percent from Rs. 324.1 billion in fiscal year 2025 to Rs. 356.6 billion in fiscal year 2026, primarily on account of an increase in lending-related fees, payments and cards business fees and investment management fees.

The gain on AFS securities was primarily attributable to realized net profit from the sale of debt securities and Government of India securities. The gain on trading securities was primarily attributable to net gains on mutual funds and equities.

In fiscal year 2025, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 37.6 billion, primarily on account of a gain of Rs. 0.9 billion from forward exchange contracts, Rs. 19.4 billion from interest rate derivatives and Rs. 17.3 billion from currency options, currency swaps and forward rate agreements. In fiscal year 2026, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 14.1 billion, primarily on account of gains of Rs. 21.3 billion from forward exchange contracts and Rs. 7.8 billion from currency options, currency swaps and forward rate agreements, which were partially offset by a loss of Rs. 15.0 billion from interest rate derivatives. Income from foreign exchange transactions amounted to Rs. 38.4 billion during fiscal year 2025 as compared to a loss of Rs. 4.1 billion during fiscal year 2026. As a result, income from foreign exchange transactions and derivatives decreased from Rs. 76.1 billion in fiscal year 2025 to Rs. 10.0 billion in fiscal year 2026.

Premium and other operating income from insurance business increased by 9.6 percent from Rs. 498.3 billion in fiscal year 2025 to Rs. 546.0 billion in fiscal year 2026, which pertains to our life insurance business primarily representing income from premiums received from policyholders, net of premiums paid to reinsurers (also referred to as reinsurance ceded). This increase was primarily attributable to growth in new business premiums and higher renewal premiums, reflecting an overall increase in the life insurance business in fiscal year 2026.

Our other non-interest revenue decreased by Rs. 3.9 billion from Rs. 18.4 billion in fiscal year 2025 to Rs. 14.5 billion in fiscal year 2026, mainly driven by losses from our joint venture, partially offset by realized gains on the sale of our equity investments and mark-to-market gains from our equity instruments that are carried at fair value. Additionally, during fiscal year 2025, we had benefited from a gain on sale of loans and a reversal of a service tax provision.

Non-Interest Expense

Our non-interest expense was comprised of the following:

	Years ended March 31,
	2025		2026		Increase/ (Decrease)		% Increase/ (Decrease)	2025 % of net revenues	2026 % of net revenues
	(in millions, except percentages)
Salaries and staff benefits	Rs.	299,251.7	Rs.	318,594.7	Rs.	19,343.1	6.5	13.7	13.7
Premises and equipment, net		77,733.6		91,055.3		13,321.7	17.1	3.5	3.9
Depreciation and amortization		37,784.1		41,150.7		3,366.6	8.9	1.7	1.8
Administrative and other		292,757.7		310,095.8		17,338.1	5.9	13.4	13.3
Amortization of intangibles		25,237.2		20,681.6		(4,555.6)	(18.1)	1.2	0.8
Claims and benefits paid pertaining to insurance business		532,867.1		569,949.7		37,082.6	7.0	24.3	24.5
Total non-interest expense	Rs.	1,265,631.4	Rs.	1,351,527.8	Rs.	85,896.4	6.8	57.8	58.1
(Surplus) / Deficit in P&L transferred to undistributed policyholders earnings account		(62,950.5)		(36,789.6)		26,160.9	(41.6)	(2.9)	(1.6)

Total non-interest expense increased by 6.8 percent from Rs. 1,265.6 billion in fiscal year 2025 to Rs. 1,351.5 billion in fiscal year 2026. Our net interest revenue after provision for credit losses increased by 8.9 percent from Rs. 1,223.1 billion in fiscal year 2025 to Rs. 1,331.5 billion in fiscal year 2026. Our net revenue increased by 6.3 percent from Rs. 2,190.1 billion in fiscal year 2025 to Rs. 2,327.3 billion in fiscal year 2026. As a result, our non-interest expense as a percentage of our net revenue increased from 57.8 percent in fiscal year 2025 to 58.1 percent in fiscal year 2026.

Salaries and staff benefits increased by 6.5 percent from Rs. 299.3 billion in fiscal year 2025 to Rs. 318.6 billion in fiscal year 2026, primarily attributable to annual wage revisions. The number of employees of the Bank decreased from 214,521 as of March 31, 2025 to 211,178 as of March 31, 2026.

Premises and equipment costs increased by 17.1 percent from Rs. 77.7 billion in fiscal year 2025 to Rs. 91.1 billion in fiscal year 2026, primarily on account of an increase in our premises and infrastructure costs. Depreciation and amortization expenses increased from Rs. 37.8 billion in fiscal year 2025 to Rs. 41.2 billion in fiscal year 2026, mainly due to the expansion of our branches and branch facilities and our information technology systems.

Administrative and other expenses increased by 5.9 percent from Rs. 292.8 billion in fiscal year 2025 to Rs. 310.1 billion in fiscal year 2026, primarily on account of higher card-related costs and insurance expenses. As of March 31, 2026, we had 9,689 branches and 21,172 ATMs and CDMs across 4,175 locations, compared to 9,455 branches and 21,139 ATMs and CDMs across 4,150 locations as of March 31, 2025. This increase also led to an overall increase in our non-interest expense.

Amortization of intangibles decreased by 18.1 percent from Rs. 25.2 billion in fiscal year 2025 to Rs. 20.7 billion in fiscal year 2026, primarily pertaining to amortization of value of business acquired, customer relationships and distribution network that was created as a consequence of the Transaction.

Claims and benefits paid pertaining to insurance business increased by 7.0 percent from Rs. 532.9 billion in fiscal year 2025 to Rs. 569.9 billion in fiscal year 2026, primarily due to an increase in claims and payouts, driven by higher volumes of maturities, surrenders, and death claims as well as an increase in policyholder liabilities due to overall business growth in fiscal year 2026.

Surplus in P&L transferred to undistributed policyholders earnings account decreased by 41.6 percent from Rs. 63.0 billion in fiscal year 2025 to Rs. 36.8 billion in fiscal year 2026, primarily due to a rise in U.S. GAAP actuarial liabilities in fiscal year 2026. Surplus in P&L transferred to undistributed policyholders earnings account pertains to adjustments under U.S. GAAP. A smaller difference between Indian GAAP and U.S. GAAP actuarial liabilities results in a lower transfer of the current year amount from the P&L to undistributed policyholders earnings account. This impact was partially offset by an increase in DAC and the fair value change in HFT securities and a charge on account of amortization of AFS securities. See Note 2j “Summary of significant accounting policies—Insurance services” in our consolidated financial statements.

Income Tax

Our income tax expense, net of interest earned on income tax refunds, increased by 21.1 percent from Rs. 175.0 billion in fiscal year 2025 to Rs. 211.9 billion in fiscal year 2026. Our annual effective tax rate was 20.3 percent in fiscal year 2025 as compared to 22.6 percent in fiscal year 2026. In fiscal year 2025, the rate was lower primarily due to an unrecognized tax benefit of Rs. 16.5 billion, mainly pertaining to the former HDFC Limited, which was recognized during the period based on favorable orders received.

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscal years 2025 and 2026:

	Year ended March 31,
	2025	2026
	(in percentage)
Effective statutory income tax rate	25.17%	25.17%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Foreign tax effects	(0.01)	(0.07)
Cross border tax laws	0.02	0.18
Tax credit	(0.01)	(0.11)
Interest on income tax refunds	(0.75)	(0.78)
Stock-based compensation (net of forfeitures)	0.17	(0.21)
Income subject to rates other than the statutory income tax rate	(0.11)	(0.48)
Remeasurement of deferred taxes for investment in subsidiaries and affiliates	(1.34)	—
Special reserve deduction	(0.93)	(0.80)
Unrecognized tax benefit of earlier years including consequential tax credit pursuant to favorable orders received recognized	(1.92)	(0.08)
Other, net	0.02	(0.25)
Annual effective income tax rate	20.31%	22.57%

Net Income

As a result of the foregoing factors, our net income after taxes increased by 4.6 percent from Rs. 673.5 billion in fiscal year 2025 to Rs. 704.8 billion in fiscal year 2026.

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

Interest and Dividend Revenue

Interest income on loans increased by 14.2 percent from Rs. 2,194.5 billion in fiscal year 2024 to Rs. 2,506.5 billion in fiscal year 2025, primarily due to an increase in our average loan book and the impact of a full year of post-Transaction merged operations in fiscal year 2025. The average balance of our total loan book increased by 16.2 percent from Rs. 22,852.3 billion in fiscal year 2024 to Rs. 26,563.4 billion in fiscal year 2025. Our average balance of retail loans increased by 24.1 percent from Rs. 16,069.4 billion in fiscal year 2024 to Rs. 19,939.3 billion in fiscal year 2025. The growth in retail loans was primarily across the retail business banking, commercial vehicle and construction equipment finance, and personal loans / credit cards. Our average balance of wholesale loans decreased by 2.3 percent from Rs. 6,782.9 billion in fiscal year 2024 to Rs. 6,624.1 billion in fiscal year 2025. Retail loan yields decreased from 10.1 percent in fiscal year 2024 to 9.7 percent in fiscal year 2025 due to the full year impact of the change in product mix post-Transaction and a reduction in yields of loans originated during the year. Wholesale loan yields increased from 8.4 percent in fiscal year 2024 to 8.5 percent in fiscal year 2025.

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

Non-Interest Revenue

Our non-interest revenue increased by 30.9 percent from Rs. 738.9 billion in fiscal year 2024 to Rs. 967.0 billion in fiscal year 2025. The following table sets forth the components of our non-interest revenue:

	Years ended March 31,
	2024		2025		Increase/ Decrease		% Increase/ Decrease
	(in millions, except percentages)
Fees and commissions	Rs.	280,965.9	Rs.	324,086.5	Rs.	43,120.6	15.3
Net, realized gain/(loss) and allowance on available for sale debt securities		897.6		6,825.0		5,927.4	660.4
Trading securities gains/(loss), net		41,595.0		43,407.7		1,812.7	4.4
Foreign exchange transactions		15,521.2		38,419.8		22,898.6	147.5
Derivatives gains/(loss), net		18,558.5		37,644.2		19,085.7	102.8
Premium and other operating income from insurance business		381,879.5		498,265.2		116,385.7	30.5
Other, net		(486.8)		18,374.2		18,861.0	(3,874.5)
Total non-interest revenue, net	Rs.	738,930.9	Rs.	967,022.6	Rs.	228,091.7	30.9

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

In fiscal year 2024, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 18.4 billion, primarily on account of a gain of Rs. 4.2 billion from forward exchange contracts, Rs. 1.8 billion from interest rate derivatives and Rs. 12.4 billion from currency options and currency swaps. In fiscal year 2025, derivative transactions (unadjusted for credit spread) resulted in a gain of Rs. 37.6 billion, primarily on account of a gain of Rs. 0.9 billion from forward exchange contracts, Rs. 19.4 billion from interest rate derivatives and Rs. 17.3 billion from currency options, currency swaps and forward rate agreements. Income from foreign exchange transactions amounted to Rs. 15.5 billion during fiscal year 2024 as compared to Rs. 38.4 billion during fiscal year 2025. As a result, income from foreign exchange transactions and derivatives increased from Rs. 34.1 billion in fiscal year 2024 to Rs. 76.1 billion in fiscal year 2025.

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

Surplus in P&L transferred to undistributed policyholders earnings account decreased by 20.5 percent from Rs. 79.2 billion in fiscal year 2024 (representing nine months of activity post-Transaction) to Rs. 63.0 billion in fiscal year 2025, primarily due to a rise in U.S. GAAP actuarial liabilities in fiscal year 2025. Surplus in P&L transferred to undistributed policyholders earnings account pertains to adjustments under U.S. GAAP. A smaller difference between Indian GAAP and U.S. GAAP actuarial liabilities results in a lower transfer of the current year amount from the P&L to undistributed policyholders earnings account. This impact was partially offset by an increase in DAC and the fair value change in HFT securities and a charge on account of amortization of AFS securities. See Note 2j “Summary of significant accounting policies—Insurance services” in our consolidated financial statements.

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

The following table gives a reconciliation of the Indian statutory income tax rate to our annual effective income tax rate for fiscal years 2024 and 2025:

	Year ended March 31,
	2024	2025
	(in percentage)
Effective statutory income tax rate	25.17%	25.17%
Adjustments to reconcile statutory income tax rate to effective income tax rate:
Foreign tax effects	(0.01)	(0.01)
Cross border tax laws	0.01	0.02
Tax credit	0.00	(0.01)
Interest on income tax refunds	(0.58)	(0.75)
Stock-based compensation (net of forfeitures)	(1.51)	0.17
Income subject to rates other than the statutory income tax rate	(0.18)	(0.11)
Remeasurement of deferred taxes for investment in subsidiaries and affiliates	—	(1.34)
Special reserve deduction	(0.73)	(0.93)
Unrecognized tax benefit of earlier years including consequential tax credit pursuant to favorable orders received recognized	(11.46)	(1.92)
Other, net	0.32	0.02
Annual effective income tax rate	11.03%	20.31%

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

	Years ended March 31,
	2024		2025		2026
	(in millions)
Cash Flows from Operating Activities:
Net income before non-controlling interest	Rs.	627,631.9	Rs.	686,531.3	Rs.	727,096.4
Non-cash adjustments to net income		193,371.1		340,502.7		337,019.7
Net change in other assets and liabilities		201,319.4		168,583.4		54,443.8
Net cash provided by operating activities	Rs.	1,022,322.4	Rs.	1,195,617.4	Rs.	1,118,559.9
Cash Flows from Investing Activities:
Net change in term placements		(353,054.8)		Rs.102,999.7		Rs.137,204.3
Net change in investments		(848,038.4)		(1,490,912.5)		(551,633.1)
Net change in repurchase agreements and reverse repurchase agreements		519,749.7		(242,383.4)		(101,554.7)
Proceeds from loans securitized		—		346,696.1		66,360.3
Loans purchased net of repayments		(64,176.4)		908.9		318.8
Increase in loans originated, net of principal collections		(3,104,884.4)		(2,306,431.8)		(3,112,898.7)
Net additions to property and equipment		(52,304.1)		(65,418.2)		(47,787.4)
Proceeds from disposal of business		95,006.7		—		—
Net cash received on acquisition of HDFC Limited		54,793.7		—		—
Activity in equity securities, net		80,343.8		(61,515.4)		32,816.9
Net cash used in investing activities	Rs.	(3,672,564.2)	Rs.	(3,716,056.6)	Rs.	(3,577,171.1)
Cash Flows from Financing Activities:
Net increase in deposits	Rs.	3,368,161.6	Rs.	3,323,247.6	Rs.	3,835,342.2
Net increase (decrease) in short term borrowings		222,250.1		(13,437.3)		17,552.2
Proceeds from issuance of shares by subsidiaries to non-controlling interest		3,641.4		6,006.3		31,233.1
Purchase of shares from Noncontrolling interests		—		—		(1,160.2)
Sale of subsidiary stock to non-controlling interests		—		—		98,060.0
Net increase (decrease) in long term debt		(244,522.7)		(801,874.5)		(840,623.7)
Proceeds from issuance of equity shares for options and warrants exercised		84,425.4		63,465.0		51,085.1
Payment of dividends		(86,617.1)		(158,058.1)		(219,070.2)
Net cash provided by financing activities	Rs.	3,347,338.7	Rs.	2,419,349.0	Rs.	2,972,418.5
Effect of exchange rate changes on cash and due from banks, and restricted cash	Rs.	1,539.3	Rs.	(2,011.4)	Rs.	51,098.0
Net change in cash and due from banks, and restricted cash	Rs.	698,636.2	Rs.	(103,101.6)	Rs.	564,905.3
Cash and due from banks, and restricted cash, beginning of year	Rs.	1,387,395.2	Rs.	2,086,031.4	Rs.	1,982,929.8
Cash and due from banks, and restricted cash, end of year	Rs.	2,086,031.4	Rs.	1,982,929.8	Rs.	2,547,835.1

Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025

Cash Flows from Operating Activities

Our net cash provided by operating activities reflects our net income, adjustments for tax and non-cash charges (such as depreciation and amortization), as well as changes in other assets and liabilities. Our net cash provided by operating activities decreased from Rs. 1,195.6 billion in fiscal year 2025 to Rs. 1,118.6 billion in fiscal year 2026. This was largely a result of a decrease in net change in other assets and liabilities in fiscal year 2026 compared to fiscal year 2025, mainly on account of an increase in other assets and on account of movements in policyholder funds, which was partially offset by an increase in our net income.

Cash Flows from Investing Activities

We used our cash from operations and financing activities primarily to invest in our loan book and debt securities. Net cash flows used for loan origination and purchase, net of principal collections and repayments, increased from Rs. 2,305.5 billion in fiscal year 2025 to Rs. 3,112.6 billion in fiscal year 2026, largely on account of an increase in both retail and wholesale loan portfolios in fiscal year 2026 as compared to fiscal year 2025. In addition, cash flow from loans securitized decreased from Rs. 346.7 billion in fiscal year 2025 to Rs. 66.4 billion in fiscal year 2026, which pertained to a decrease in the amount of housing loans sold under securitization transactions. Net cash flows used due to change in investments was higher in fiscal 2025, at Rs. 1,490.9 billion, compared to Rs. 551.6 billion in fiscal year 2026. This was primarily due to our investments in AFS government securities. In fiscal year 2025, our lower loan growth enabled us to have higher investments in these securities. Net cash flows used in repurchase and reverse repurchase agreements aggregated to Rs. 242.4 billion in fiscal year 2025 compared to Rs. 101.6 billion in fiscal year 2026. Net cash flows from term placements was Rs. 103.0 billion in fiscal year 2025 compared to Rs. 137.2 billion in fiscal year 2026.

Cash Flows from Financing Activities

Our primary sources of cash flows from financing activities are deposits and, to a lesser extent, borrowings. Net cash flow from deposits was Rs. 3,323.2 billion in fiscal year 2025 and Rs. 3,835.3 billion in fiscal year 2026, largely on account of growth in our deposits in fiscal year 2026 compared to fiscal year 2025. Our total deposits increased by 14.4 percent from Rs. 27,111.0 billion in fiscal year 2025 to Rs. 31,001.7 billion in fiscal year 2026. The growth in our deposits was primarily attributable to the growth in our time deposits. Net cash flow from time deposits was Rs. 2,705.0 billion and that from savings account deposits and from non-interest-bearing current account deposits was Rs. 753.3 billion and Rs. 377.0 billion respectively. Savings account deposits at Rs. 7,058.0 billion and current account deposits at Rs. 3,504.1 billion collectively accounted for 34.1 percent of our total deposits as of March 31, 2026. Net cash flow used for short term borrowings was from Rs. 13.4 billion in fiscal year 2025 compared to net cash flow from short term borrowings of Rs. 17.5 billion in fiscal year 2026. Our short term borrowings increased by Rs. 43.6 billion from Rs. 1,306.0 billion in fiscal year 2025 to Rs. 1,349.6 billion in fiscal year 2026. Net cash flow used for repayment of long term debt was Rs. 801.9 billion in fiscal year 2025 and Rs. 840.6 billion in fiscal year 2026. Our long term debt decreased by 12.7 percent from Rs. 5,866.2 billion in fiscal year 2025 to Rs. 5,119.4 billion in fiscal year 2026. Long term borrowings are primarily comprised of subordinated debt and other long term debt. Of our total long term debt of Rs. 5,119.4 billion, Rs. 147.1 billion is perpetual debt and Rs. 4,972.3 billion pertains to other long term debt. Of our total other long term debt, Rs. 1,216.0 billion will mature by fiscal year 2027, Rs. 1,126.3 billion between fiscal year 2028 and fiscal year 2029, Rs. 980.8 billion between fiscal year 2030 and fiscal year 2031 and Rs. 1,649.3 billion beyond fiscal year 2031.

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

Financial Condition

Assets

The following table sets forth the principal components of our assets as of March 31, 2025 and March 31, 2026:

	As of March 31,
	2025		2026		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions except percentages)
Cash and due from banks, and restricted cash	Rs.	1,982,929.8	Rs.	2,547,835.1	Rs.	564,905.3	28.5
Investments held for trading		625,388.5		848,427.6		223,039.1	35.7
Investments available for sale debt securities		9,910,174.3		10,247,500.8		337,326.5	3.4
Securities purchased under agreements to resell		349,210.7		421,575.4		72,364.7	20.7
Loans, net		28,102,981.8		30,993,886.5		2,890,904.7	10.3
Accrued interest receivable		322,788.9		328,559.5		5,770.6	1.8
Property and equipment, net		172,437.9		178,928.1		6,490.2	3.8
Intangible assets, net		1,370,880.0		1,350,198.4		(20,681.6)	(1.5)
Goodwill		1,629,510.3		1,629,510.3		0.0	0.0
Other assets		2,705,087.5		3,022,855.4		317,767.9	11.7
Separate account assets		1,016,281.4		1,051,916.1		35,634.7	3.5
Total assets	Rs.	48,187,671.1	Rs.	52,621,193.2	Rs.	4,433,522.1	9.2

Our total assets increased by 9.2 percent from Rs. 48,187.7 billion as of March 31, 2025 to Rs. 52,621.2 billion as of March 31, 2026. Our cash and due from banks, and restricted cash increased by 28.5 percent from Rs. 1,982.9 billion as of March 31, 2025 to Rs. 2,547.8 billion as of March 31, 2026, primarily on account of net cash provided by our financing activities which was partially offset by an increase in net cash used in our investing activities and a decrease in net cash provided by operating activities. Cash and due from banks, and restricted cash is comprised of cash and balances due from banks. We are also required to maintain cash balances with the RBI to meet our cash reserve ratio requirement. Banks in India, including us, are required to maintain a specific percentage of our demand and time liabilities by way of a balance in a current account with the RBI. This is to maintain the solvency of the banking system in India. We have classified the cash reserve maintained with the RBI as restricted cash.

Securities held under the trading portfolio are for trading purposes and are generally sold within 90 days from the date of purchase. Investments held for trading increased by 35.7 percent from Rs. 625.4 billion as of March 31, 2025 to Rs. 848.4 billion as of March 31, 2026, primarily on account of an increase in our investments in government securities, corporate bonds, equity securities and mutual fund units.

Investments AFS debt securities increased by 3.4 percent primarily on account of an increase in our government securities, credit substitutes and debt securities (other than mortgage-backed securities and asset-backed securities).

Securities purchased under agreements to resell increased by 20.7 percent from Rs. 349.2 billion as of March 31, 2025 to Rs. 421.6 billion as of March 31, 2026, primarily on account of an increase in securities purchased under reverse repurchase transactions.

Net loans increased by 10.3 percent on account of an increase in our retail and wholesale loan portfolios. Our gross retail loan portfolio increased by 9.5 percent from Rs. 21,531.6 billion as of March 31, 2025 to Rs. 23,581.4 billion as of March 31, 2026. The growth in retail loans was primarily across the retail business banking, commercial vehicle and construction equipment finance and other retail loans. Our gross wholesale loan book increased by 12.7 percent from Rs. 7,107.2 billion as of March 31, 2025 to Rs. 8,006.8 billion as of March 31, 2026. Our provision for credit losses for our retail loans increased from Rs. 436.1 billion as of March 31, 2025 to Rs. 502.3 billion as of March 31, 2026, due to volume growth and changes in our estimates. Our provision for credit losses for our wholesale loans decreased from Rs. 99.7 billion as of March 31, 2025 to Rs. 92.0 billion as of March 31, 2026, primarily due to an improvement in asset quality.

Accrued interest receivable increased by 1.8 percent from Rs. 322.8 billion as of March 31, 2025 to Rs. 328.6 billion as of March 31, 2026, primarily on account of an increase in our loans and investment securities.

Our property and equipment increased by Rs. 6.5 billion. We added 717 branches and 201 ATMs and CDMs in fiscal year 2025 and 234 branches and 33 ATMs and CDMs in fiscal year 2026.

In the Transaction, we acquired intangible assets, namely, Brand, Investment Management Contract, VOBA, Distribution Network, Customer Relationship and Transferable Development Rights. All intangible assets except Brand and Investment Management Contract are definite-lived and are subject to amortization. Intangible assets decreased from Rs. 1,370.9 billion as of March 31, 2025 to Rs. 1,350.2 billion as of March 31, 2026 on account of amortization.

Goodwill represents the premium paid over the fair value of the net tangible and intangible assets acquired in business combinations. Out of the total goodwill of Rs. 1,629.5 billion as of March 31, 2026, goodwill of Rs. 74.9 billion pertains to our acquisition of CBoP during fiscal year 2009 and Rs. 1,554.6 billion pertains to the acquisition of HDFC Limited and its subsidiaries during fiscal year 2024. The goodwill arising from the business combination is tested on an annual basis for impairment. The said goodwill has not been impaired as of March 31, 2026 and has been carried forward at the same value as the value at the acquisition date.

Other assets increased by 11.7 percent from Rs. 2,705.1 billion as of March 31, 2025 to Rs. 3,022.9 billion as of March 31, 2026 primarily due to an increase in derivatives from Rs. 179.8 billion in fiscal year 2025 to Rs. 624.2 billion in fiscal year 2026 and deferred acquisition assets from Rs. 148.2 billion in fiscal year 2025 to Rs. 241.7 billion in fiscal year 2026, partially offset by a decline in placements with financial institutions. Other assets include a right-of-use asset of Rs. 142.3 billion as of March 31, 2025 and Rs. 160.9 billion as of March 31, 2026, related to our future lease payments as a lessee under operating leases as of March 31, 2026, and an investment in equity and affiliates of Rs. 306.0 billion.

Separate account assets increased by 3.5 percent from Rs. 1,016.3 billion as of March 31, 2025 to Rs. 1,051.9 billion as of March 31, 2026. Separate account assets pertain to our insurance business and represent segregated funds that are invested for certain unit-linked life and pension policyholders.

Liabilities and Shareholders’ Equity

The following table sets forth the principal components of our liabilities and shareholders’ equity as of March 31, 2025 and March 31, 2026:

	As of March 31,
	2025		2026		Increase/ (Decrease)		% Increase/ (Decrease)
	(in millions, except percentages)
Liabilities
Interest-bearing deposits	Rs.	23,994,357.2	Rs.	27,497,592.2	Rs.	3,503,235.0	14.6
Non-interest-bearing deposits		3,116,596.7		3,504,125.5		387,528.8	12.4
Total deposits		27,110,953.9		31,001,717.7		3,890,763.8	14.4
Securities sold under repurchase agreements		129,190.0		100,000.0		(29,190.0)	(22.6)
Short term borrowings		1,306,013.1		1,349,648.4		43,635.3	3.3
Accrued interest payable		258,311.8		268,164.2		9,852.4	3.8
Long term debt		5,866,163.2		5,119,434.0		(746,729.2)	(12.7)
Accrued expenses and other liabilities		1,457,948.6		1,920,963.7		463,015.1	31.8
Separate account liabilities		1,016,281.4		1,051,916.1		35,634.7	3.5
Liabilities on policies in force		2,180,964.3		2,367,883.6		186,919.3	8.6
Undistributed Policyholders Earnings Account		238,953.8		280,770.8		41,817.0	17.5
Total liabilities		39,564,780.1		43,460,498.5		3,895,718.4	9.8
Non-controlling interest in subsidiaries		945,999.6		993,299.1		47,299.5	5.0
HDFC Bank Limited shareholders’ equity		7,676,891.4		8,167,395.6		490,504.2	6.4
Total liabilities and shareholders’ equity	Rs.	48,187,671.1	Rs.	52,621,193.2	Rs.	4,433,522.1	9.2

Our total liabilities increased by 9.8 percent from Rs. 39,564.8 billion as of March 31, 2025 to Rs. 43,460.5 billion as of March 31, 2026. This increase was primarily attributable to a 14.4 percent increase in total deposits. The 14.6 percent increase in our interest-bearing deposits was on account of an increase in time deposits and savings deposits. Time deposits increased by 15.5 percent from Rs. 17,689.7 billion as of March 31, 2025 to Rs. 20,439.6 billion as of March 31, 2026. Savings account deposits increased by 11.9 percent from Rs. 6,304.7 billion as of March 31, 2025 to Rs. 7,058.0 billion as of March 31, 2026. Our non-interest-bearing current account deposits increased by 12.4 percent from Rs. 3,116.6 billion as of March 31, 2025 to Rs. 3,504.1 billion as of March 31, 2026.

Securities sold under repurchase agreements decreased by 22.6 percent from Rs. 129.2 billion as of March 31, 2025 to Rs. 100.0 billion as of March 31, 2026, primarily on account of a decrease in borrowings under repurchase transactions (including tri-party repo).

Most of our funding requirements are met through short term and medium term funding sources. Of our total non-equity sources of funding, primarily comprised of deposits and borrowings, deposits accounted for 71.3 percent, short-term borrowings accounted for 3.1 percent and long-term debt accounted for 11.8 percent as of March 31, 2026. Our short term borrowings, comprised primarily of money market borrowings, increased by Rs. 43.8 billion from Rs. 1,306.0 billion as of March 31, 2025 to Rs. 1,349.8 billion as of March 31, 2026. Our long term debt decreased by 12.7 percent from Rs. 5,866.2 billion in fiscal year 2025 to Rs. 5,119.4 billion in fiscal year 2026.

Accrued interest payable increased by Rs. 9.9 billion from Rs. 258.3 billion as of March 31, 2025 to Rs. 268.2 billion as of March 31, 2026. This increase was primarily on account of an increase in interest accrued on our interest-bearing deposits and borrowings.

Accrued expenses and other liabilities increased by 31.8 percent from Rs. 1,457.9 billion as of March 31, 2025 to Rs. 1,921.0 billion as of March 31, 2026, primarily on account of an increase in derivatives, accounts payable and remittances in transit, which was partially offset by a decrease in deferred tax. Accrued expenses and other liabilities include lease liabilities of Rs. 153.9 billion as of March 31, 2025 and Rs. 174.6 billion as of March 31, 2026 related to our future lease payments as a lessee under operating leases. Accrued expenses and other liabilities include our provision for credit losses on our off-balance sheet credit exposures and undrawn commitments, aggregating to Rs. 9.5 billion as of March 31, 2025 and Rs. 12.2 billion as of March 31, 2026.

Separate account liabilities increased by 3.5 percent from Rs. 1,016.3 billion as of March 31, 2025 to Rs. 1,051.9 billion as of March 31, 2026. Separate account liabilities pertain to our insurance business and primarily represent the policyholders’ account balances in separate account assets and will be equal and offsetting to total separate account assets. Liabilities on policies in force pertains to our insurance business, and has increased by 8.6 percent from Rs. 2,181.0 billion as of March 31, 2025 to Rs. 2,367.9 billion as of March 31, 2026. Undistributed Policyholders Earnings Account increased by 17.5 percent from Rs. 239.0 billion as of March 31, 2025 to Rs. 280.8 billion as of March 31, 2026 and is created/recognized to account for any surplus/deficit arising on policyholders’ adjustments under U.S. GAAP. See also Note 21 “Insurance services” in our consolidated financial statements.

Shareholders’ equity increased upon the exercise of 64,106,893 stock options by employees, and an increase in our retained earnings. One ADS continues to represent three equity shares. During fiscal year 2026, we issued a stock dividend, which is commonly known as an issuance of bonus shares in India, in the proportion of one equity share for every one equity share held (including ADS holders) as of August 27, 2025, the record date fixed for this purpose. The Bonus Issuance was approved by our shareholders by a resolution dated August 21, 2025. The Bank allotted 7,677,039,761 equity shares pursuant to the Bonus Issuance on August 28, 2025 by utilization of share premium.

Capital

We are a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to supervision by the RBI. Failure to meet minimum capital requirements could lead to regulatory actions by the RBI that, if undertaken, could have a material effect on our financial position. The RBI issues revisions and amendments to the Basel III capital regulations from time to time. The minimum capital requirements under Basel III are being phased-in according to the guidelines prescribed by the RBI. With effect from April 1, 2025, additional capital applicable to us as a D-SIB has increased from 0.2 percent to 0.4 percent (as a percentage of risk-weighted assets (“RWAs”)). The RBI, in its press release dated December 2, 2025, confirmed that this additional capital requirement (as a percentage of RWAs) for the Bank would remain at 0.4 percent. Accordingly, as of March 31, 2026, we are required to maintain a minimum Common Equity Tier I ratio of 8.4 percent, a minimum total Tier I capital ratio of 9.9 percent and a minimum total capital ratio of 11.9 percent (each including capital conservation buffer and additional capital requirements applicable to us as a D-SIB).

Pursuant to a consolidation exercise, the RBI consolidated various guidelines, circulars and master directions administered by its Department of Regulation and issued separate consolidated master directions in relation to relevant subject matters on November 28, 2025 (the “2025 RBI Consolidation Exercise”). Pursuant to the 2025 RBI Consolidation Exercise, the previous master circulars, along with all instructions issued at the time by the RBI in relation to Basel III capital regulations were withdrawn and consolidated into the Reserve Bank of India (Commercial Banks—Prudential Norms on Capital Adequacy) Directions, 2025, dated November 28, 2025.

Our regulatory capital and capital adequacy ratios measured in accordance with Indian GAAP and calculated under Basel III as of March 31, 2025 and March 31, 2026 are as follows:

	As of March 31,
	2025		2026		2026
	(in millions, except percentages)
Tier I capital	Rs.	4,704,669.1	Rs.	5,272,829.2	US$	56,195.6
Tier II capital		495,756.1		589,334.7		6,280.9
Total capital	Rs.	5,200,425.2	Rs.	5,862,163.9	US$	62,476.5
Total risk weighted assets	Rs.	26,600,038.9	Rs.	29,741,165.7	US$	316,968.6
Capital ratios of the Bank:
Common Equity Tier I		17.23%		17.28%		17.28%
Tier I		17.69%		17.73%		17.73%
Total capital		19.55%		19.71%		19.71%
Minimum capital ratios required by the RBI:*
Tier I		9.70%		9.90%		9.90%
Total capital		11.70%		11.90%		11.90%

*	The Tier I and Total capital ratios include a capital conservation buffer and additional capital applicable to us as a D-SIB.

Capital Expenditure and Divestitures

Our capital expenditure consists principally of expenditures relating to our branch network expansion, as well as investments in our technology and communications infrastructure. Our capital expenditure was Rs. 52.3 billion in fiscal year 2024, Rs. 65.4 billion in fiscal year 2025 and Rs. 47.8 billion in fiscal year 2026. We have current plans for capital expenditures of approximately Rs. 53.3 billion in fiscal year 2027. Our budgeted capital expenditure is primarily to expand our branch and ATM network, to upgrade and expand our hardware, data center, network and other systems, to add new equipment in and expand our existing premises and to relocate our branches and back-offices. We believe that our capital and free reserves are sufficient to fund our capital expenditure needs. We may use these budgeted amounts for other purposes depending on, among other factors, the business environment prevailing at the time, and consequently our actual capital expenditures may be higher or lower than our budgeted amounts. See also “Risk Factors—Economic and Political Risks—A slowdown in economic growth in India would cause us to experience slower growth in our asset portfolio and deterioration in the quality of our assets.” and “Risk Factors—Economic and Political Risks—Financial and political instability in other countries may cause increased volatility in the Indian financial market.”

As directed by the RBI in connection with the Transaction, certain divestments have been undertaken or are in the process of being undertaken. In particular: (i) we divested 140,172,180 equity shares of HDFC Credila to Kopvoorn B.V., Moss Investments Limited, Defati Investments Holding B.V. and Infinity Partners for a total consideration of Rs. 95.5 billion; and (ii) we completed the sale process to fully divest HDFC Edu in two stages, on October 18, 2024 and on December 20, 2024 (see “Business—About Our Bank”). HDFC Credila and HDFC Edu are former Indian subsidiaries of HDFC Limited that became our subsidiaries upon completion of the Transaction on July 1, 2023. Similarly, we are exploring ways to reduce our shareholding in each of Housing Development Finance Corporation Plc and First Housing Finance (Tanzania) Ltd, in which we hold 15.0 percent and 15.0 percent stakes as of March 31, 2026, respectively. Separately, as part of updated regulations relating to NBFCs issued in 2021, the RBI mandated the listing of so-called “upper-layer” NBFCs within three years of such designation. As a result, HDBFSL undertook an IPO pursuant to which its equity shares were listed on the BSE and the NSE on July 2, 2025. As part of the IPO, we sold equity shares of HDBFSL aggregating to Rs. 100 billion and HDBFSL raised funds amounting to Rs. 25 billion. As of March 31, 2026, we hold 74.6 percent of the outstanding equity share capital of HDBFSL and HDBFSL continues to be a subsidiary of the Bank, in compliance with the provisions of the applicable regulations. See “Risk Factors—Risks Relating to Our Business—We may be unable to fully capture the expected value from acquisitions and divestments, which could materially and adversely affect our business, results of operations and financial condition.”

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

The following table presents the aggregate notional principal amounts of our outstanding forward exchange and derivative contracts as of March 31, 2026, together with the fair values on each reporting date:

	As of March 31, 2026
	Notional		Gross Assets		Gross Liabilities		Net Fair Value		Notional		Net Fair Value
	(in millions)
Interest rate derivatives	Rs.	8,467,050.6	Rs.	51,288.9	Rs.	61,564.1	Rs.	(10,275.2)	US$	90,238.2	US$	(109.5)
Forward rate agreements		550,017.3		6,429.2		19,397.2		(12,968.0)		5,861.8		(138.2)
Currency options		177,937.4		2,555.9		2,633.3		(77.4)		1,896.4		(0.8)
Currency swaps		385,664.3		38,377.7		10,715.0		27,662.7		4,110.2		294.8
Forward exchange contracts		22,094,905.6		525,554.8		483,966.7		41,588.1		235,478.1		443.2
Total	Rs.	31,675,575.2	Rs.	624,206.5	Rs.	578,276.3	Rs.	45,930.2	US$	337,584.7	US$	489.5

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

	As of March 31,
	2025		2026		2026
	(in millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs.	714,278.7	Rs.	925,004.9	US$	9,858.3
Performance guarantees		781,152.1		969,271.9		10,330.1
Documentary credits		966,848.6		1,018,840.9		10,858.4
Total	Rs.	2,462,279.4	Rs.	2,913,117.7	US$	31,046.8

Guarantees and documentary credits outstanding increased by 18.3 percent from Rs. 2,462.3 billion as of March 31, 2025 to Rs. 2,913.1 billion as of March 31, 2026, principally due to growth in our trade finance business.

Undrawn Commitments

Our undrawn commitments in respect of loans and financing provided to customers aggregated to Rs. 1,222.2 billion and Rs. 1,648.5 billion (US$ 17.6 billion) as of March 31, 2025 and March 31, 2026, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time we have the unilateral right to decline to make the loan. If we were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, we have unconditionally cancellable commitments aggregating to Rs. 10,335.6 billion and Rs. 13,109.3 billion (US$ 139.7 billion) as of March 31, 2025 and March 31, 2026, respectively. See also Note 26 “Financial Instruments” in our consolidated financial statements.

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

The residual maturities of the above commitments as of March 31, 2026 are set forth in the following table:

	Amount of Commitment Expiration Per Period, as of March 31, 2026
	Total Amounts Committed(1)		Up to 1 Year		1-3 Years		3-5 Years		Over 5 Years
	(in millions)
Documentary credits	Rs.	1,018,840.9	Rs.	939,162.7	Rs.	76,321.7	Rs.	2,613.6	Rs.	742.9
Guarantees		1,894,276.8		1,321,890.6		385,752.6		142,201.4		44,432.2
Forward exchange and derivative contracts		31,675,575.2		24,558,605.3		4,039,082.3		2,358,067.9		719,819.7
Total	Rs.	34,588,692.9	Rs.	26,819,658.6	Rs.	4,501,156.6	Rs.	2,502,882.9	Rs.	764,994.8

(1)	Denotes nominal values of documentary credits and guarantees and notional principal amounts of forward exchange and derivative contracts.

Extent of Dependence on Single Customer Exposures

Our exposures to our 10 largest borrowers as of March 31, 2026, based on the higher of the outstanding balances of or limits on, funded (investments, including credit substitutes) and non-funded (including derivatives) exposures, were as follows. None of these exposures was impaired as of March 31, 2026:

	March 31, 2026
	Borrower Industry	Funded Exposure	Non-Funded Exposure	Total Exposure Total Exposure
	(in millions)
Borrower 1	Coal & Petroleum Products	Rs. 261,303.1	Rs. 125,494.8	Rs. 386,797.9	US$	4,122.3
Borrower 2	Power	377,029.0	2,000.0	379,029.0		4,039.5
Borrower 3	NBFC	240,680.4	392.2	241,072.6		2,569.2
Borrower 4	NBFC	237,089.9	—	237,089.9		2,526.8
Borrower 5	NBFC	215,290.3	—	215,290.3		2,294.5
Borrower 6	Telecom	213,330.4	200.0	213,530.4		2,275.7
Borrower 7	Financial Institution	195,446.8	—	195,446.8		2,083.0
Borrower 8	Coal & Petroleum Products	96,019.9	86,016.9	182,036.8		1,940.1
Borrower 9	Banks	175,444.8	10.9	175,455.7		1,869.9
Borrower 10	Financial Intermediaries	175,000.0	—	175,000.0		1,865.1

Of the total exposure to these 10 borrowers, approximately 40.2 percent was secured by collateral.

In June 2019, the RBI issued the revised Large Exposures Framework, with an aim to align the exposure norms for Indian banks with BCBS standards. Pursuant to the 2025 RBI Consolidation Exercise, the Large Exposures Framework has been consolidated into the Directions on Concentration Risk Management.

The framework defines “large exposures” and governs banks’ exposures to counterparties. It also prescribes that the sum of all exposure values of a bank to a single counterparty must not be higher than 20.0 percent of the bank’s available eligible capital base at all times, and that to a group of connected counterparties must not be higher than 25.0 percent of the bank’s available eligible capital base, at all times. However, in exceptional cases, the board of the bank may allow an additional 5.0 percent exposure of the bank’s available eligible capital base. Under the Directions on Concentration Risk Management, a bank’s exposure to a non-financial or unregulated financial services entity in its group is capped at 5.0 percent of its eligible capital base and its exposure to a regulated financial services company in its group is capped at 10.0 percent of its eligible capital base. Any exposure beyond the permissible limits is deducted from CET-I capital of the bank. Tier I capital fulfilling the criteria mentioned in the Capital Adequacy Regulations is required to be considered as eligible capital base for this purpose. As of March 31, 2026, of our exposure to our 10 largest borrowers, exposures to two borrowers were equal to or more than 5.0 percent of our eligible capital base under this framework and was mainly comprised of large credit facilities to these borrowers. There were no exposures that exceeded the regulatory ceiling established by the RBI. See “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Large Exposures Framework”.

Cross-border Exposures

The RBI requires banks in India to implement RBI prescribed guidelines on country risk management in respect of those countries where a bank has net funded exposure in excess of a prescribed percentage of its total assets. In the normal course of business, we have both direct and indirect exposure to risks related to counterparties and entities in foreign countries. We monitor such cross-border exposures on an ongoing basis. As of March 31, 2026, our aggregate country risk exposure was 2.3 percent of our total assets, and our net funded exposure to any other country did not exceed 1.0 percent of our total assets in accordance with the said guidelines.

Cybersecurity
Risk management and strategy
We offer internet banking, among other services to its customers. The internet banking channel includes multiple services such as electronic funds transfer, bill payment services, usage of credit cards online, requesting account statements and requesting check books. We are therefore exposed to various cybersecurity threats related to these services or to other sensitive information, with threats including (i) phishing, trojans and other forms of digital fraud targeting its customers, (ii) hacking, whereby attackers may attempt to compromise the Bank’s website with the intention of disrupting services or causing reputational damage, (iii) data theft, where cyber criminals try to intrude into the Bank’s network to steal information or extort money, and (iv) data leakage, where sensitive internal or customer information is inappropriately disclosed by parties with legitimate access. The Bank’s increasing use of advanced technologies, including AI and GenAI, also introduces additional operational, legal and regulatory risks.
Key measures undertaken by the Bank to mitigate information security related risks:
We continue to enhance its information security posture through a robust, multi layered control environment designed to safeguard customer data and ensure secure digital operations. This is supported by Board approved Information Security and Cyber Security policies, with strategic oversight provided by the Information Technology Strategy Committee and the Information Security Committee. The committees review key risks, monitor emerging threats, and ensure alignment with regulatory expectations.
Our advanced AI/ML enabled Cyber Security Operations Centre (“CSOC”) provides round the clock monitoring of infrastructure, network traffic and applications. Enriched threat intelligence feeds and machine learning–driven analytics enable early detection of anomalies and improved correlation of suspicious activities, while behavioral modelling further enhances incident identification and response. The Attack Surface Management (ASM) programme further mitigates risk by continuously identifying and remediating exposures across internal and external digital assets, supported by vulnerability assessments and penetration testing.
Further, our security controls across networks, applications and endpoints include anti malware technologies, Intrusion Detection and Prevention Systems (IDS/IPS), micro segmentation, and enterprise wide Data Loss Prevention (DLP) safeguards. Cloud and data security measures are strengthened through Cloud Security Posture Management (CSPM), Cloud Infrastructure Entitlement Management (CIEM) and Cloud Workload Protection Platform (CWPP) to ensure secure cloud configurations, entitlement governance, workload protection, and sensitive data oversight across hybrid environments.
Strong access controls form a key part of the Bank’s security framework, with Identity and Access Management (IAM), Privileged Access Management (PAM), authentication methods, and periodic access reviews enforcing least privilege principles and preventing unauthorized access. Periodic adversarial exercises are carried out by the bank’s Red Team to assess system resilience, uncover vulnerabilities, and validate detection and response controls. Activities include red team operations, breach simulations, and targeted assessments of key security technologies, aligned to the MITRE ATT&CK framework for testing.
To mitigate phishing, impersonation, and customer facing cyber fraud risks, the Bank continuously monitors for fraudulent domains and phishing campaigns, initiating rapid takedown actions when required. These initiatives are reinforced by regular employee training, cyber drills, and awareness programs that build a strong culture of cybersecurity across the organization.
This layered approach helps contain threats, limit their spread across the environment, and preserve business continuity by ensuring that endpoints remain consistently protected and actively monitored. Collectively, these measures demonstrate our ongoing commitment to mitigating information security risks and maintaining a secure, resilient, and trusted digital banking environment.
Extended Detection and Response (XDR) / Malware Programme
: These programmes deliver a unified security arrangement that integrates protection across networks, endpoints, cloud workloads, and user identities. By consolidating visibility and correlating indicators from multiple security layers, they enhance the detection and remediation of sophisticated threats, including ransomware and advanced malware. As part of maintaining strong cyber hygiene, antivirus and anti malware signatures are routinely updated across all critical assets such as workstations, servers, email gateways, and web gateways ensuring the organization remains protected against emerging and evolving threats.
Vulnerability management
: We have maintained a structured vulnerability management process that conducts continuous scanning of systems, applications, and network components to identify security weaknesses. A dedicated team tracks identified vulnerabilities, assesses their risk levels, and coordinates remediation activities with the respective technology and business teams. The process includes routine internal scans, periodic external assessments, and validation of fixes to ensure that issues are appropriately addressed. This program helps reduce exposure to known threats, supports timely mitigation of high risk vulnerabilities, and ensures that security gaps are managed in line with defined policies and regulatory expectations. We have adopted the
AI-for-security
and
security-of-AI
themes for all programs and is actively working with security tool providers for incorporating near machine speed capabilities in the tools used for vulnerability management.

Patch management:
We have maintained a structured and disciplined patch management process supported by tools to assess, prioritize, and deploy operating system, network, and application level updates. Vendor supplied patches are evaluated for relevance and risk, formally documented, and tested where required to ensure compatibility. Timely deployment of approved patches across endpoints, servers, and critical infrastructure helps reduce vulnerabilities, strengthen resilience, and maintain a secure and compliant technology environment.
Penetration testing:
We have conducted comprehensive penetration testing both routine and event driven to identify and validate potentially exploitable vulnerabilities across its technology landscape. These assessments are performed on all critical internal and external systems, including networks, hosts, and applications, and are triggered by significant changes such as new deployments, major upgrades, or architectural enhancements. The testing uses ML to anticipate the logical moves an attacker might take by analyzing the network structure, identifying weak points, and simulating possible exploits. We also actively working with security tool providers for incorporating AI to achieve near machine speed capabilities. Findings are analyzed, prioritized, and remediated through a defined governance process, ensuring continuous strengthening of our security posture and resilience against emerging threats.
Network security
: We have employed a defense in depth security architecture that layers multiple controls to safeguard its network against a wide spectrum of cyber threats. Firewalls and proxy servers form the first line of protection by regulating and segregating network traffic based on defined trust levels, ensuring that only validated and authorized communication is permitted. This model is further enhanced through the adoption of Zero-Trust principles, where no user, device, or workload is inherently trusted and continuous verification is required at every access point. To limit lateral movement and contain potential threats, we have implemented micro segmentation, dividing the network into tightly controlled zones with granular access restrictions aligned to business functions and security requirements. Complementing these measures, advanced Distributed Denial of Service (DDoS) defense mechanisms continuously analyze traffic patterns, absorb malicious volumetric attacks, and maintain service availability during attempted disruptions.
Our intrusion detection and prevention systems (IDS/IPS) provide deep, real time inspection of network traffic to identify, alert, and block malicious activity. Regular signature updates and behavioral analytics enhance detection accuracy and improve responsiveness to new threats, attacker techniques, and anomalous patterns. Configured with automated alerting and threshold based triggers, these systems support proactive monitoring and rapid containment, strengthening the Bank’s ability to detect, prevent, and mitigate potential security breaches. Together, these integrated network security controls form a robust, multi layered defense model that aligns with global best practices and ensures strong protection across our digital ecosystem.
Data privacy:
Financial institutions regularly encounter a variety of data-related challenges involving issues such as data quality and accessibility. In a highly automated banking environment such as the one in which the Bank operates, such challenges can have serious effects on virtually all aspects of bank operations. Our data privacy program is a highly regulated initiative headed by the Data Privacy Officer under the direct supervision of the Board and the Chief Data Officer.
A
privacy-by-design
approach is central to our data privacy program to address privacy related risk. Our data privacy program embeds 10 principles in the various processes and technologies across our products and services to protect from financial, regulatory, operational, and brand damage. We have established a process to perform privacy impact assessment to complement the overall risk assessments carried out before commissioning products and services, where personal data is being processed. Privacy governance is integrated into all aspects of our operations. As a global organization that collects and processes the personal data of data subjects and data principals, we have established three core components related to privacy governance as follows:

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
For a broader description of how risks from cybersecurity threats could materially affect us, including our business strategy, results of operations or financial condition, see “Risk Factors—Technology Risks—We face cybersecurity threats, such as hacking, phishing, trojans, distributed denial-of-service attacks and emerging automated cyberattacks, including AI-driven cyberattacks, attempting to exploit our network to disrupt services to customers and/or theft or leaking of sensitive internal Bank data or customer information. Cybersecurity incidents have in the past, and may in the future, cause damage to our reputation and adversely impact our business and financial results.” and “Risk Factors—Technology Risks—A failure, inadequacy or security breach in our information technology and telecommunication systems may adversely affect our business, results of operations or financial condition.”.

Prioritizing Information and Cybersecurity
Information and cyber security remain fundamental as it continues to scale in an increasingly digital and interconnected environment. We are committed to safeguarding customer information and has established robust, industry leading security controls that reinforce data protection across the organization. Our systems, processes, and technology architecture are continuously strengthened to prevent unauthorized access through advanced anti malware and endpoint protection technologies, integrated Data Loss Prevention (DLP) and Digital Rights Management (DRM) capabilities, Web Application Firewalls (WAF), Distributed Denial of Service (DDoS) defense, intrusion detection and prevention systems (IDS / IPS), and a comprehensive vulnerability management and penetration testing program.
We have strengthened our CSOC with Security Orchestration, Automation and Response (SOAR) capabilities to enhance visibility and accelerate threat containment. The AI/ML enabled CSOC enhances detection, enrichment, and triage processes, placing us on a path toward a semi-autonomous defense model. AI driven Security Information and Event Management (SIEM) and User and Entity Behaviour Analytics (UEBA) improve anomaly detection, real time threat modelling, and event correlation, while dedicated measures safeguard AI models and datasets against emerging adversarial threats.
Identity and access governance is strengthened through robust Identity and Access Management (IAM), Privileged Access Management (PAM), and Cloud Infrastructure Entitlement Management (CIEM), ensuring least privilege access and tighter control across hybrid environments. We also use AI and GenAI platforms which help improve accuracy, consistency, and speed across both business and security functions while ensuring adherence to responsible AI standards and strong data protection controls.
Data security remains central to the Bank’s defense strategy, supported by encryption of data at rest and in transit, policy driven data handling, enhanced monitoring, and continuous protection of cloud hosted workloads through Cloud Workload Protection Platforms (CWPP). As our cloud footprint expands, Cloud Security Posture Management (CSPM) and Cloud Access Security Broker (CASB) platforms ensure configuration governance, secure cloud access, and compliance under the shared responsibility model. Our Zero-Trust architecture continues to mature with micro segmentation, identity led access controls, adaptive authentication, and continuous validation of trust across users, devices, and workloads.
Security is embedded into our technology development lifecycle through DevSecOps practices, integrating secure coding, security testing, and early vulnerability remediation into CI/CD (Continuous Integration / Continuous Delivery) pipelines. Our external facing ecosystem is further strengthened through continuous Attack Surface Management (ASM), Red Team exercises, and adversarial simulations to validate readiness against evolving threat techniques. Communication channels are secured through advanced anti phishing, anti-spoofing, and threat intelligence driven filtering, while Application Programming Interface (API) security ensures continuous monitoring and prevention of misuse across digital interfaces.
We have instituted processes to assess, identify

and
manage
cybersecurity risks, including risks arising from the use of third-party service providers. These processes form part of the Bank’s overall risk management framework and include risk assessment, due diligence and review of third-party service providers, as applicable, based on the nature and criticality of services provided.
Cybersecurity risks, including those associated with third-party service providers, are assessed using defined parameters and key risk indicators, which are integrated into our risk management and reporting framework.
Risks identified through this process are escalated and managed in accordance with the our
 internal processes and applicable oversight mechanisms. From time to time, the Bank may engage
external assessors, consultants, auditors or other third parties to support relevant review, assessment, assurance and audit-related activities as required.
A strong cybersecurity and data protection culture is reinforced through continuous employee training, simulations, and awareness programs that promote vigilance and responsible behavior across the organization. Governance and oversight at the highest levels ensure that our security posture evolves in line with emerging threats, regulatory expectations, and global best practices.
We believe that together, these integrated capabilities including the expanding use of AI across security and business domains demonstrate the Bank’s commitment to robust cybersecurity, resilient digital operations, and protection of customer information, ensuring secure, reliable, and seamless banking experiences across all digital channels.
Governance
We consider

cyber security and data privacy as foundational pillars of its digital resilience.
To effectively manage risks in these critical areas, the Bank has established specialized governance forums such as the IT Strategy Committee and the Information Security Committee (ISC), which provide strategic oversight and ensure that security practices evolve in line with emerging threats and regulatory expectations. For further details in relation to the IT Strategy Committee, see “
Management—Corporate Governance—Structure and Responsibilities of the Board and its Committees—IT Strategy Committee
”.

The Information Security Committee is chaired by the Chief Risk Officer. The Information Security Committee is tasked with reviewing information security policy dispensations, making strategic and financial decisions on information security plans, reviewing performance and monitoring the progress of the information security program. It also discusses any significant information security risks, determines actions for risk remediation and approves changes to the constitution and functioning of the ISC. The ISC convenes at least once every two months with representatives from Information Technology, the Information Security Group and other enabling functions, Audit and relevant business units. The Chief Information Security Officer (“CISO”) proposes and finalizes the ISC agenda, presents the current state of information security to the ISC, drives the implementation of the ISC approved ISMS agenda and also reports major security incidents faced by us. Our cybersecurity strategies are periodically presented to the Information Security Committee and IT Strategy Committee of the Board. The cybersecurity risks and their mitigation plans are also presented to the Risk Policy and Monitoring Committee of the Board on a half-yearly basis by the CISO. We also maintain oversight of our information security posture, with the information security team publishing an “Executive Metrics” report to senior management on a monthly basis comprising key information security metrics. The qualifications of our senior management are described under “
Management—Senior Management
”.
We operate a comprehensive Cyber Security Framework, a Cybersecurity Policy (approved by the Board), an Information Security Policy, and a robust Information Security Program designed to safeguard customer information and maintain secure operations. Our cybersecurity-related policies define clear responsibilities and controls for maintaining security hygiene and embedding data protection into business processes and technology design.
We have set up an independent IT Risk Management (“ITRM”) function within the Risk Management Group under the GCRO. This IT Risk Management function caters to risk assessment of technology solutions and applications, the Enterprise Business Continuity Management (“BCM”) program, third party risk management, and other areas. For further details in relation to the Bank’s technology risk management, see “
Business—Risk Management— Information Technology Risk
”.
We continue to strengthen our security posture through technology driven initiatives that proactively enhance resilience. A dedicated Attack Surface Management (ASM) program operates on a continuous basis to identify and address vulnerabilities across assets, helping maintain a secure environment for customers and internal functions. The program leverages advanced
AI-assisted
capabilities to enable near-machine-speed detection and validation and
ML-powered
external attack surface mapping that continuously discovers and classifies exposed assets, complemented by strong vulnerability management for internet facing properties, advanced anti malware protection, and periodic penetration testing. The Bank’s Red Team conducts adversarial simulations to assess defensive readiness, with identified gaps remediated promptly to ensure uninterrupted and secure banking services.
Centralized patch management improves operational efficiency through discovery and remediation of vulnerabilities across endpoints and servers, helping reduce risk exposure and maintain compliance with internal and regulatory security standards.
With cloud adoption increasing, the Bank has strengthened cloud security through mature posture and access governance capabilities. Cloud Security Posture Management (CSPM) ensures continuous configuration monitoring and compliance enforcement, while Cloud Access Security Broker tools (CASB) provide visibility into cloud usage and ensure policy aligned access. These are complemented by Cloud Infrastructure Entitlement Management (CIEM) for granular control over cloud identities and privileges, and Cloud Workload Protection Platforms (CWPP) that secure workloads through continuous vulnerability detection, runtime protection, and threat prevention. Together, these capabilities form a multi layered cloud security architecture that enhances governance, visibility, and protection while supporting the Bank’s broader Zero-Trust strategy.
We continue to adhere strictly to regulatory requirements, including strong governance, persistent vigilance, and a culture of continuous improvement.
Business Continuity Framework
Our Business Continuity Management Program is ISO 22301:2019 certified and is designed to ensure continuity of critical services and operations in the face of any unforeseen circumstances. The program is aligned with regulatory guidelines and subject to periodic internal, external and regulatory reviews.
Our Enterprise Business Continuity Management function is responsible to implement and strengthen our continuity capabilities through planning, testing and periodic reviews and the program is overseen by the Business Continuity Steering Committee, chaired by the Group Chief Risk Officer. This program comprises policies and procedures with clearly defined roles and responsibilities for Crisis Management, Emergency Response, Business Recovery, Pandemic Response and IT Disaster Recovery.
Accounting Restatements and Recovery of Erroneously Awarded Compensation
We were not, at any time during or after the last completed fiscal year, required to prepare any accounting restatement.

Material Contracts

Scheme Document

The Board of Directors at its meeting held on April 4, 2022, approved the Scheme among HDFC Investments Limited, HDFC Holdings Limited, HDFC Limited and the Bank under sections 230 to 232 and other applicable provisions of the Companies Act. The Scheme Document provided for the amalgamation of: (i) the Amalgamated Subsidiaries, each a subsidiary of HDFC Limited, with and into HDFC Limited; and (ii) HDFC Limited with and into the Bank. The Scheme Document is filed as Exhibit 4 to this annual report on Form 20-F.

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

With the Scheme becoming effective, our authorized share capital automatically increased to 11,906,100,000 shares of Rs. 1 each on account of the transfer to and amalgamation of the authorized capital of HDFC Limited with our authorized share capital. In accordance with the Scheme Document, we issued and allotted 3,110,396,492 equity shares to the shareholders of HDFC Limited as of July 13, 2023 (being the record date fixed by the Board of Directors in accordance with the Scheme Document), in accordance with the share exchange ratio of 42 equity shares of the Bank (each having a face value of Rs. 1) for every 25 equity shares of HDFC Limited (each having a face value of Rs. 2). Total purchase consideration was Rs. 5,337,742 million based on the Bank’s closing share price of Rs. 1,701.40 per share on the NSE as of June 30, 2023. Further, upon the Scheme becoming effective, the 1,164,625,834 equity shares of the Bank previously held by HDFC Limited (directly and through the Amalgamated Subsidiaries) were extinguished in accordance with the terms set out in the Scheme Document.

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

See “—FY 2024 Transaction with HDFC Limited”.

Purchases of Equity Shares by HDFC Bank and Affiliated Purchasers

No purchases of our equity shares were made by or on behalf of HDFC Bank or any affiliated purchasers during fiscal year 2026.

Separately, during fiscal year 2026, the Bank acquired 71,678 equity shares in HDFC Capital for a consideration of Rs. 0.7 billion.

MANAGEMENT

Directors and Senior Management

Our Memorandum of Association and Articles of Association (“Articles”) provide that, until otherwise determined by the general meeting of shareholders, the number of our directors must not be less than three or more than 15, excluding directors appointed pursuant to the terms of issued debt. As of March 31, 2026, our Board of Directors consisted of 12 directors. On April 18, 2026, Mr. Bhavesh Zaveri ceased to be an Executive Director of the Bank due to the completion of his tenure. With effect from June 30, 2026, Mr. Rajiv Kumar was appointed as an Additional Director (Independent Director) for a period of four years. His appointment as an Independent Director is subject to the approval of the shareholders of the Bank. As of the date of this annual report, our Board of Directors consists of 12 directors.

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

The Banking Regulation Act provides that no director of a banking company, other than its Chairman or whole-time director (i.e., Executive Director), can hold office continuously for a period exceeding eight years. Pursuant to our Articles, the Chairman may be appointed by the Board of Directors for a continuous period not exceeding five years, and may be eligible for re-appointment. According to the Companies Act, a whole-time director may be appointed or re-appointed for a period not exceeding five years at a time, provided that no re-appointment is made earlier than one year before the expiry of the whole-time director’s term. Appointments of Non-Executive Directors other than the Chairperson are subject only to the approval of the shareholders whereas appointments of Executive Directors and the Chairperson are subject to the approval of the RBI and shareholders. The RBI has set the upper age limit for Non-Executive Directors at 75 years. In addition, pursuant to the Companies Act, the Bank cannot appoint as whole-time director a person who is below the age of 21 years or who has attained the age of 70 years, except that the Bank may appoint as whole-time director a person who has attained the age of 70 years by passing a special resolution to that effect, in which case the explanatory statement annexed to the notice for such motion must indicate the justification for appointing such a person.

Pursuant to the Companies Act, every company shall have at least one director who has stayed in India for a total period of not less than 182 days in the previous calendar year (i.e., an Indian resident). Additionally, the Banking Regulation Act and subsequent RBI notification, dated November 24, 2016, require that not less than 51 percent of the board members must consist of persons who have specialized knowledge or practical experience in one or more of the following areas: accounting, finance, agriculture and rural economy, banking, cooperation, economics, law, small-scale industry, information technology, payment and settlement systems, human resources, risk management, business management and any other matter which in the opinion of the RBI will be useful to the banking company. Of these, not less than two directors must have specialized knowledge or practical experience in respect of agriculture and the rural economy, cooperation or small-scale industry. Dr. (Mrs.) Sunita Maheshwari and Dr. (Mr.) Harsh Kumar Bhanwala are Independent Directors on the Board with specialized knowledge and practical experience in small scale industry, and Dr. (Mr.) Harsh Kumar Bhanwala is the Independent Director on the Board with specialized knowledge and practical experience in agriculture and rural economy. Mr. Santhosh Keshavan and Mr. M. D. Ranganath are Independent Directors on the Board with expertise in information technology.

A list of the Bank’s Directors, along with their designation, skills, special knowledge and practical experience, information about their current term of office and their age, as of March 31, 2026, is set out in the table below. Changes to the Board of Directors that have occurred thereafter are disclosed below the table.

S. No.(1)(2)	Name	Designation	Expertise / Competence / Matrix	Start of Term	Expiration of Term	Age
1	Mr. Keki Mistry(3)	Interim Part-Time Chairman and Non- Executive (Non- Independent) Director	• Accountancy • Economics • Finance • Human Resources • Risk Management • Business Management	June 30, 2023	November 6, 2029	71

2	Mr. M. D. Ranganath	Independent Director	• Accountancy • Finance • Information Technology • Risk Management • Business Management	January 31, 2024	January 30, 2027	64

3	Mr. Sandeep Parekh	Independent Director	• Law • Payment and Settlement Systems • Business Management	January 19, 2024	January 18, 2027	54

4	Dr. (Mrs.) Sunita Maheshwari(4)	Independent Director	• Small Scale Industry • Business Management	March 30, 2026	March 29, 2029	59

5	Mrs. Lily Vadera	Independent Director	• Banking • Payment and Settlement Systems • Small Scale Industry	November 26, 2021	November 25, 2026	65

6	Dr. (Mr.) Harsh Kumar Bhanwala	Independent Director	• Agriculture and Rural Economy • Banking • Co-operation • Finance • Small Scale Industry • Business Management • Human Resources	January 25, 2024	January 24, 2027	64

7	Mr. Santhosh Keshavan	Independent Director	• Information Technology • Risk Management	November 18, 2024	November 17, 2027	52

8	Mrs. Renu Karnad(5)	Non- Executive (Non- Independent) Director	• Accountancy • Economics • Finance • Law • Information Technology • Human Resources • Risk Management • Business Management	July 1, 2023	September 2, 2027	73

9	Mr. Sashidhar Jagdishan	Managing Director and Chief Executive Officer (“CEO”)	• Accountancy • Banking • Economics • Finance • Business Management	October 27, 2023	October 26, 2026	61

10	Mr. Kaizad Bharucha(6)	Deputy Managing Director	• Banking • Risk Management • Business Management	April 19, 2023	April 18, 2026	60

11	Mr. Bhavesh Zaveri(7)	Executive Director	• Accountancy • Banking • Payment and Settlement Systems • Risk Management	April 19, 2023	April 18, 2026	60

12	Mr. V. Srinivasa Rangan	Executive Director	• Accountancy • Economics • Finance • Law • Risk Management • Human Resources	November 23, 2023	November 22, 2026	66

(1)	Mr. Atanu Chakraborty tendered his resignation as the Part-time Chairman and Independent Director of the Bank with effect from March 18, 2026.
(2)

On June 29, 2026, the Bank announced that the Board, based on the recommendation of the Governance, Nomination and Remuneration Committee, appointed Mr. Rajiv Kumar as an Independent Director of the Bank effective June 30, 2026 for a period of four years, and not liable to retire by rotation, subject to approval by the shareholders of the Bank.

(3)

Mr. Keki Mistry was appointed as a Non-Executive (Non-Independent) Director of the Bank, with effect from June 30, 2023 to November 6, 2029 (both days inclusive), liable to retire by rotation, as approved by shareholders at the 29th Annual General Meeting of the Bank held on August 11, 2023. Following the resignation by Mr. Atanu Chakraborty as the Part-Time Chairman and Independent Director of the Bank, Mr. Keki Mistry was subsequently appointed as Interim Part-Time Chairman of the Bank, with effect from March 19, 2026 for a period of three months, as approved by the RBI. On June 18, 2026, Mr. Mistry’s term as Interim Part-Time Chairman of the Bank was extended until the earlier of September 18, 2026 or the date on which a regular Part-Time Chairman was appointed, as approved by the RBI. On June 29, 2026, the Bank announced that the Board, based on the recommendation of the Governance, Nomination and Remuneration Committee, approved the appointment of Mr. Rajiv Kumar as Part-Time Chairman of the Bank, subject to the approval of the RBI, for a period of three years effective from the date of such approval. On July 15, 2026, the Bank announced the receipt of approval from the RBI for the appointment of Mr. Rajiv Kumar as Part-Time Chairman of the Bank for a period of three years with effect from July 15, 2026. Consequently, Mr. Keki Mistry ceased to be the Interim Part-Time Chairman of the Bank on July 15, 2026 and continues to be a Non-Executive (Non-Independent) Director of the Bank.

(4)

Dr. (Mrs.) Sunita Maheshwari was re-appointed as an Independent Director of the Bank for a period of three years with effect from March 30, 2026 to March 29, 2029 (both days inclusive), and not liable to retire by rotation, as approved by the shareholders through postal ballot on April 26, 2026.

(5)

Mrs. Renu Karnad was appointed as a Non-Executive (Non-Independent) Director of the Bank, with effect from July 1, 2023 to September 2, 2027 (both days inclusive), liable to retire by rotation, as approved by the shareholders at the 29th Annual General Meeting of the Bank held on August 11, 2023. Pursuant to the applicable provisions of the Companies Act, Mrs. Karnad was liable to retire by rotation at the 31st Annual General Meeting of the Bank. Mrs. Karnad was re-appointed as a Non-Executive (Non-Independent) Director of the Bank, liable to retire by rotation, as approved by shareholders at the 31st Annual General Meeting of the Bank held on August 8, 2025.

(6)

Mr. Kaizad Bharucha was re-appointed as Deputy Managing Director of the Bank for a period of three years with effect from April 19, 2026 to April 18, 2029 (both days inclusive), and liable to retire by rotation, as approved by the RBI and the shareholders through postal ballot on March 13, 2026. The shareholders also approved the terms and conditions of Mr. Kaizad Bharucha’s re-appointment, including his remuneration, as approved by the RBI.

(7)	Mr. Bhavesh Zaveri ceased to be an Executive Director of the Bank with effect from April 18, 2026, due to completion of his tenure.

The Directors / Key Managerial Personnel who are interested in related party transaction(s) do not participate in the discussion and abstain from voting on the said matters at Board and Audit Committee meetings.

As of June 30, 2026, none of our directors or members of our senior management holds one percent or more of our equity shares.

The following are brief biographies of our directors:

Mr. Rajiv Kumar (DIN: 08049696) [Part-Time Chairman and Additional Director (Independent Director)]

Mr. Rajiv Kumar, aged sixty-six (66) years, a 1984-batch former Indian Administrative Services officer, is widely regarded for his transformative role in revitalizing India’s banking and financial sector during a period of significant systemic stress from 2017 to 2020. He retired as Finance Secretary of India in February 2020. Post retirement, Mr. Kumar also briefly served as Chairman of Public Enterprises Selection Board (“PESB”).

Mr. Kumar holds a bachelor’s degree in science and an LL.B. from Delhi University, and a postgraduate diploma in management and a master’s degree in public policy and sustainable development from TERI University, New Delhi.

From 2017 to 2020, Mr. Kumar served as Secretary of the Department of Financial Services (the “DFS”). He assumed charge at a time when public sector banks were grappling with high levels of unrecognized NPAs, capital inadequacy, lenders frozen out of fresh credit, gold plating being rampant, equity and debt being diverted and recirculated to leverage fresh credit, governance challenges including large consortiums, NBFCs struggling to fill micro credit gaps post demonetization, and Ponzi schemes defrauding citizens, among other challenges.

Soon after Mr. Kumar joined the DFS, accounts of about 338,000 shell companies were frozen targeting the architecture of black money itself. Curbs on Ponzi schemes followed, by getting The Banning of Unregulated Deposits Schemes Act, 2019 passed.

Through decisive policy direction and execution, Mr. Kumar led a comprehensive clean-up of public sector bank balance sheets by mandating transparent recognition and provisioning of NPAs and by enforcing accountability among borrowers under the Insolvency and Bankruptcy Code framework. His approach addressed the long-standing twin balance sheet problem by restoring credit discipline and rebooting the creditor–debtor relationship. These efforts, structured around the “4R strategy” of Recognition, Resolution, Recapitalization, and Reforms, enabled a sharp turnaround in the banking sector, with public sector banks returning to sustained profitability and improved asset quality.

Mr. Kumar’s career saw him implement several initiatives leading to clean banking. His tenure saw decisive action against illicit financial practices, strengthening regulatory oversight of cooperative banks, and enforcing accountability in high-profile default cases. For loans of Rs. 500 million and above, passport details became mandatory — closing the door on big borrowers who might flee before action caught up. Fraud checks, specialized monitoring above Rs. 2.5 billion, and IT-based risk scoring on more than 34 factors replaced soft signals with loose controls, inbuilt in lending by large consortiums of often more up to 25 banks and represented a total reset of the creditor- debtor relationship with a loud and clear message that money has to be lent prudentially and debtors must pay back.

A key pillar of this transformation was the unprecedented recapitalization of public sector banks, involving capital infusions exceeding Rs. 3 trillion, which helped restore solvency and lending capacity. This was complemented by a far-reaching consolidation exercise, under which 27 public sector banks were merged into 12 stronger entities, alongside rationalization of Regional Rural Banks into a more efficient one state–one RRB structure. The consolidation of these public sector banks was spearheaded by Mr. Kumar. These measures significantly improved operational efficiency, scale, and competitiveness across the public banking system.

Mr. Kumar also strengthened governance, risk management, and regulatory oversight across banks by institutionalizing specialized monitoring for large exposures and implementing technology-driven risk assessment systems. He placed equal emphasis on depositor protection and financial stability, including enhancing deposit insurance coverage from Rs. 100,000 to Rs. 500,000.

Beyond balance sheet repair, Mr. Kumar drove growth-oriented and inclusion-focused initiatives within the financial system. He accelerated financial inclusion under the Jan Dhan framework, expanded access to banking services, and directed credit growth towards sectors such as retail, agriculture, and MSMEs while maintaining underwriting discipline. His coordinated response to liquidity challenges in the NBFC sector following a crisis, along with reforms such as the restructuring of a public sector bank and implementation of the Enhanced Access and Service Excellence (“EASE”) agenda further strengthened the resilience and credibility of India’s financial system.

Mr. Kumar has also served as the 25th Chief Election Commissioner of India; world records with participation of approximately 642 million electors and approximately 312 million women electors were created during 2024 General Elections to Lok Sabha.

Mr. Kumar either sat on or chaired a significant number of the bodies that touch the country’s financial architecture — the Central Board of the RBI, the Financial Stability and Development Council, the Financial Sector Regulatory Appointments Search Committee, the PESB, the Bank Board Bureau, the Boards of State Bank of India and NABARD, an expert committee on the Central Bank’s economic capital framework and Committee on restructuring of NITI Aayog. He was also the Secretary of the Appointment Committee of the Cabinet.

Mr. Kumar does not hold any shares of the Bank as of June 30, 2026, the date of his appointment as an Additional Director of the Bank, but is deemed to beneficially own 600 equity shares held by an immediate family member.

Directorships in Other Listed Companies

Mr. Kumar does not hold a directorship in any other listed company.

Mr. Keki Mistry (DIN: 00008886) [Non-Executive (Non-Independent) Director]

Mr. Keki Mistry, aged seventy-one (71) years, was the Vice Chairman and Chief Executive Officer of HDFC Limited prior to its amalgamation with the Bank, with effect from July 1, 2023.

Mr. Mistry is a qualified Chartered Accountant and a Fellow member of the Institute of Chartered Accountants of India. A renowned professional with over four decades of varied work experience in the banking and financial services sector, Mr. Mistry is the Chairman of the Primary Market Advisory Committee constituted by the SEBI. Mr. Mistry is also a member of the Standing Committee on Primary Markets, which has been constituted by the IFSCA.

Mr. Mistry was also the Co-Chair of the B20 South Africa 2025 Task Force on Integrity & Compliance. He is also the Chairman of the Governance Committee of the Corporate Debt Market Development Fund of SBI Funds Management Ltd. and the Capital Markets Committee of the Federation of Indian Chambers of Commerce and Industry, its specialized sub-group on debt. He has been a member of the Expert Committee constituted by the SEBI for promoting ease of doing business and harmonization of the provisions of the SEBI (Issue of Capital and Disclosure Requirements) Regulations, 2018 with those of the SEBI (Listing Obligations and Disclosure Requirements) Regulation, 2015.

Mr. Mistry holds 2,199,974 equity shares of the Bank as of March 31, 2026.

Directorships in Other Listed Companies

Mr. Mistry holds directorships at the following listed companies:

•	HDFC Life - Non-Executive Chairman

•	HDFC ERGO (Debt Listed) - Non-Executive Chairman

•	Tata Consultancy Services Limited - Independent director

•	The Great Eastern Shipping Company Limited - Independent director

Mr. M. D. Ranganath (DIN: 07565125) [Independent Director]

Mr. M. D. Ranganath, aged sixty-four (64) years, has over 33 years of experience in the global IT services and financial services industry. Mr. Ranganath holds a post-graduate diploma in management from the Indian Institute of Management, Ahmedabad. He holds a master’s degree in technology from the Indian Institute of Technology, Madras and a bachelor’s degree in engineering from the University of Mysore. He is a member of CPA, Australia.

He is currently the Chairman of Catamaran Ventures LLP. He was Chief Financial Officer of Infosys Limited, a globally listed corporation, until November 2018.

During his tenure of 18 years at Infosys, he was an integral part of the growth and transformation of Infosys and effectively played leadership roles in a wide spectrum of areas such as Strategy, Finance, M&A, Consulting, Risk Management and Corporate Planning, culminating in the role of Chief Financial Officer and worked closely with the board of Infosys and its committees in formulating and executing its strategic priorities. In 2017 and 2018, Mr. Ranganath was the recipient of the Best CFO Asia award in the technology sector by Institutional Investor publication, based on a poll of the buy-side and sell-side investor community.

Prior to Infosys, he worked at ICICI Limited and executed responsibilities in corporate credit, treasury, equity portfolio management and corporate planning.

Mr. Ranganath is on the board of the Indian Institute of Management, Bangalore. He is a member of the Confederation of Indian Industry (“CII”) corporate governance council and GIFT City’s advisory committee on funds management.

Mr. Ranganath does not hold any shares of the Bank as of March 31, 2026.

Directorships in Other Listed Companies

Mr. Ranganath is an Independent Director of 3M India Limited and effective May 27, 2026 was appointed as Chairman of the board of directors of 3M India Limited.

Mr. Sandeep Parekh (DIN: 03268043) [Independent Director]

Mr. Sandeep Parekh, aged fifty-four (54) years, holds an LL.M. (Securities and Financial Regulation) degree from Georgetown University Law Center and an LL.B. from the University of Delhi. He is the Managing Partner of Finsec Law Advisors, a financial sector law firm based in Mumbai.

Mr. Parekh served as an Executive Director of the SEBI between 2006 and 2008, heading its Legal Affairs and Enforcement departments. He has been a visiting faculty member at the Indian Institute of Management, Ahmedabad since 2022 and previously worked with law firms in Delhi, Mumbai and Washington, D.C. His practice focuses on securities regulation, cross-border investment regulation, private equity, corporate governance and financial regulation.

Mr. Parekh is admitted to practice law in New York and is a member of the bar of the Supreme Court of the United States. He was recognized by the World Economic Forum as a “Young Global Leader” in 2008. He has chaired and served on various committees and sub-committees constituted by the SEBI and the RBI, including serving as chairman of the SEBI’s Working Group on Proxy Advisory Companies. He has published over 350 opinion pieces and articles in the Financial Times, the Economic Times and the Financial Express, and is the author of Fraud, Manipulation and Insider Trading in the Indian Securities Markets (LexisNexis, Fifth Edition, 2025).

Mr. Parekh does not hold any shares of the Bank as of March 31, 2026.

Directorships in Other Listed Companies

Mr. Parekh does not hold a directorship in any other listed company.

Dr. (Mrs.) Sunita Maheshwari (DIN: 01641411) [Independent Director]

Dr. (Mrs.) Sunita Maheshwari, aged sixty (60) years, has over 30 years of experience and has lived and worked in the United States and India. She is a U.S. board-certified pediatric cardiologist, who completed her MBBS at Osmania Medical College followed by post-graduate work at the All India Institute of Medical Sciences in Delhi, and at Yale University in the United States. In addition to being a clinician, Dr. (Mrs.) Maheshwari is a medical entrepreneur and co-founder at the Telerad Group which includes: (a) Daignostix and Teleradiology Solutions (India’s first and largest teleradiology company that has provided over 8 million diagnostic reports to patients and hospitals globally), (b) Telerad Tech, which builds AI enabled telehealth software and (c) RXDX Healthcare, a chain of multi-specialty neighborhood phygital clinics in Bangalore and rural India.

Dr. (Mrs.) Maheshwari is active in the social arena in India where she runs two trust funds. “People4people” has put up over 750 playgrounds in government schools, and Telerad Foundation provides teleradiology and telemedicine services to poor areas in Asia that do not have access to high quality medical care. Her other interests include teaching. Dr. (Mrs.) Maheshwari has been running India’s e-teaching program for postgraduates in pediatric cardiology for over a decade. She is a mentor in Residence for the Sustainable Health Initiative of the Yale Institute for Global Health where she, along with her spouse, have instituted the Kalyanpur-Maheshwari Endowment for Global Health Innovation. She has also been the President of the Pediatric Cardiac Society of India.

Dr. (Mrs.) Maheshwari has over 200 academic presentations and publications to her credit and is an inspirational speaker, having given over 200 lectures, including several TEDx talks. She is the recipient of several prestigious awards and honors including: Trailblazing Indian Cardiac Leader at the ET Indian Cardiac Care Innovation Summit 2024; Business World’s 20 Most Influential Women in Healthcare 2022; WOW (Woman of Worth) 2019 award, Outlook Business; Amazing Indian Award—Times Now 2014; Top 20 Women Achievers in Healthcare in India, Modern Medicare 2009; and Yale University—Outstanding Fellow Teacher of the Year Award, 1995, among others.

Dr. (Mrs.) Maheshwari does not hold any shares of the Bank as of March 31, 2026.

Directorships in Other Listed Companies

Dr. (Mrs.) Maheshwari is an Independent Director of GlaxoSmithKline Pharmaceuticals Limited.

Mrs. Lily Vadera (DIN: 09400410) [Independent Director]

Mrs. Lily Vadera, aged sixty-five (65) years, has over 34 years of experience in central banking. Mrs. Vadera holds a master’s degree in international relations. She retired as an Executive Director from the RBI in October 2020. As the Executive Director of the RBI, she was in charge of the Department of Regulation where she dealt with the regulatory framework for various entities in the financial sector, covering all categories of banks and non-banking finance companies.

Mrs. Vadera was instrumental in putting in place a framework for a regulatory sandbox to provide an enabling environment for fintech players to foster innovation in financial services and played a significant role in the amalgamation of distressed banks. She represented the RBI and played an important role as a member of the Insolvency Law Committee set up by the MCA.

Mrs. Vadera does not hold equity shares of the Bank directly as of March 31, 2026 but is deemed to beneficially own 680 equity shares held by an immediate family member.

Directorships in Other Listed Companies

Mrs. Vadera does not hold a directorship in any other listed company.

Dr. (Mr.) Harsh Kumar Bhanwala (DIN: 06417704) [Independent Director]

Dr. (Mr.) Harsh Kumar Bhanwala, aged sixty-four (64) years, has a vast experience of 40 years in areas such as board governance & management, finance, rural development, promoting and supporting sustainable agriculture, and supervision and development of rural cooperative banks. He has considerable experience in the impact finance space and in the human resource development function for large organizations.

Dr. (Mr.) Bhanwala earned a B.Sc. in Dairy Technology from the National Dairy Research Institute, Karnal. He holds a postgraduate degree in Management from IIM Ahmedabad and holds a Ph.D. in Management. He has been awarded an honorary doctorate in Science by Tamil Nadu Agricultural University, Coimbatore, the Indian Council of Agricultural Research—Central Institute of Fisheries Education, Mumbai and the Indian Council of Agricultural Research—National Dairy Research Institute, Karnal.

Dr. (Mr.) Bhanwala was the Chairman of the National Bank for Agriculture and Rural Development, the Apex Development Bank of India, from December 18, 2013 to May 27, 2020. He has been the Executive Director and later Chairman cum Managing Director of India Infrastructure Finance Company Ltd. Dr. (Mr.) Bhanwala has also been the Managing Director of the Delhi State Cooperative Bank. Recently, he also served as the Executive Chairman of a listed NBFC (Capital India Finance Limited). He is also a director of Microfinance Industry Network, an association of Non Banking Financial Company-Micro Finance Institutions. Dr. (Mr.) Bhanwala served as a Chairman of the Banker’s Institute of Rural Development, Lucknow and NABARD Consultancy Services.

Dr. (Mr.) Bhanwala headed the Technical Group appointed by the SEBI on the Social Stock Exchange (September 2020). He was a member of the Expert Committee on the Primary (Urban) Cooperative Banks of the RBI constituted after the amendment in the Banking Regulation Act, 1949, and has considerable expertise in rural banking in India.

He has broad experience with DICGC, the Institute of Rural Management Anand, the National Institute of Bank Management (“NIBM”) and the National Cooperative Development Corporation. Dr. (Mr.) Bhanwala has been an Independent Director on the boards of Bayer Crop Science Limited and Arya Collateral Warehousing Services Private Limited. He has also served as a Vice Chairman of the Asia-Pacific Rural and Agricultural Credit Association.

Dr. (Mr.) Bhanwala holds 200 equity shares of the Bank as of March 31, 2026.

Directorships in Other Listed Companies

Dr. (Mr.) Bhanwala is the Non-Executive (Independent) Chairman of the Multi-Commodity Exchange of India Limited.

Mr. Santhosh Keshavan (DIN: 08466631) [Independent Director]

Mr. Santhosh Keshavan, aged fifty-two (52) years, is a strategic executive with 31 years of global business and technology experience in financial industries. Mr. Keshavan has a BS degree in Computer Science from University of Mysore and Master of Business Administration in Information Systems from the University of Alabama, Birmingham.

His experience includes major business transformations, M&A, managing product launches, setting up global operations and managing companies through financial challenges. A performance driven executive, he has an entrepreneurial mindset, accumulated from diverse experience spanning startups, technology companies and large, publicly traded banking and financial corporations.

Mr. Keshavan is deeply knowledgeable about enterprise technology, cyber security, operations, customer experience, strategic planning, vendor management, financial analysis and overall risk management. He has worked across the retirement, employee benefits, asset management, insurance and banking sectors. He has extensive experience partnering with technology, audit, HR and risk committees.

Currently, Mr. Keshavan is the Executive Vice President and Chief Technology and Operation Officer of Voya Financial Inc. (NYSE: VOYA) and is a member of Voya’s Executive Committee. The transformation at Voya was focused on using digital and data infrastructure to create new capabilities for customers, radically enhance customer experience across all channels and optimize costs through ecosystem simplification, migration to public cloud and elimination of legacy technology. He was instrumental in starting Voya India, which is a crucial talent base and global capabilities center for Voya, and currently serves as Voya’s Chairperson.

Before joining Voya in 2017, Mr. Keshavan served as Chief Information Officer, core banking for Regions Financial Corp (NYSE: RF). He managed the technology teams, the integration of Regions Financial Corp and AmSouth Bank and was part of the management team for turning the bank to sustained profitability after the 2007 financial crisis. Mr. Keshavan was previously the Vice President of Technology at Fidelity Investments, where he led all aspects of pricing and cash management, supporting the investment management and treasury functions. Prior to this role, he worked for SunGard Data Systems (now Fidelity Information Services – FIS) in various roles, including eventually Managing Director of Retirement Services for International Operations. He managed global teams with P&L responsibility and grew the business unit setting up green field operations in countries including Japan, Australia and India. Mr. Keshavan started his career as a software developer for a start-up in Bangalore, India.

Mr. Keshavan currently serves on the Board of Trustees of the New York Institute of Technology (since 2021). He also served on the board of Connecticut Insurance and Financial Services, which is part of the Connecticut Department of Economic and Community Development, from April 2018 to March 2024.

Mr. Keshavan does not hold any shares of the Bank as of March 31, 2026.

Directorships in Other Listed Companies

Mr. Keshavan does not hold a directorship in any other listed company.

Mrs. Renu Karnad (DIN: 00008064) [Non-Executive (Non-Independent) Director]

Mrs. Renu Karnad, aged seventy-three (73) years, was the Managing Director of HDFC Limited prior to its amalgamation with the Bank, with effect from July 1, 2023.

She is a post graduate in Economics and Law. She is a Parvin Fellow, Woodrow Wilson School of International Affairs, Princeton University. She brings with her rich experience and enormous knowledge of the mortgage sector, having been associated with the real estate and mortgage industry in India for over 41 years.

Mrs. Karnad joined HDFC Limited in 1978 and was inducted onto its board in 2000. She has been instrumental in building the retail distribution network at HDFC Limited and has played a key role in introducing several innovative and customer friendly products and services in the mortgage market. Apart from being HDFC Limited’s brand custodian, Mrs. Karnad was the guiding force behind formulation of the organization’s communication strategy, digital transformation and public image.

As a part of the management team, Mrs. Karnad has played an important role in the successful transformation of HDFC Limited into India’s leading financial services conglomerate. Mrs. Karnad has served as the President of the International Union for Housing Finance, an association of housing finance firms present across the globe until 2024. She has also served as a director of the Asian Real Estate Society.

Over the years, Mrs. Karnad has had to her credit numerous awards and accolades. She was awarded “Outstanding Woman Business Leader” at the CNBC-TV18 Indian Business Leader Awards 2012, was part of the 25 Most Influential Women Professionals in India – India Today Magazine’s power list 2011, has featured in the ET – Corporate Dossier list of India Inc’s “Top 15 Powerful Women CEOs” in 2010, Verve International magazine’s list of 50 Power Women in 2010 and in Business Today magazine’s list of “Most Powerful Women in Indian Business” for seven years up to 2012. In 2013 she was inducted into the Hall of Fame, Fortune India Magazine’s Most Powerful Women from 2011 to 2018, and she has featured amongst the list of “25 Top Non-Banking Women in Finance” by U.S. Banker magazine in 2008. In 2006, Wall Street Journal Asia adjudged her among the “Top Ten Powerful Women to Watch Out for in Asia.”

Mrs. Karnad, holds 8,858,614 equity shares of the Bank directly as of March 31, 2026 and is deemed to beneficially own an additional 2,184,000 equity shares held by an immediate family member.

Directorships in Other Listed Companies

Mrs. Karnad holds directorships at the following listed companies:

•	GlaxoSmithKline Pharmaceuticals Limited - Non- Executive Chairperson

•	HDFC AMC - Non- Executive Director

•	EIH Limited - Independent Director

•	HDFC ERGO (Debt Listed) - Non- Executive Director (Nominee of the Bank)

Mr. Sashidhar Jagdishan (DIN: 08614396) [Managing Director and Chief Executive Officer]

Mr. Sashidhar Jagdishan, aged sixty-one (61) years, is the Managing Director and the Chief Executive Officer of the Bank. He has 33 years of experience. Mr. Jagdishan holds a degree in science with a specialization in physics, is a Chartered Accountant by profession and holds a master’s degree in economics of money, banking and finance from the University of Sheffield in the United Kingdom.

Mr. Jagdishan joined the Bank in 1996 as a manager in the finance function. He became Business Head—Finance in 1999 and was appointed as Chief Financial Officer in 2008. He played a critical role in supporting the growth trajectory of the Bank and led the finance function with a pivotal role in aligning the organization in achieving the strategic objectives over the years.

In 2019, he was appointed as the “Strategic Change Agent of the Bank” and given additional responsibilities of Legal and Secretarial, Human Resources, Corporate Communication, Infrastructure and Administration and Corporate Social Responsibility (“CSR”).

Prior to his appointment as Managing Director and Chief Executive Officer of the Bank, he was the Group Head of the Bank and headed the Finance, Human Resources, Legal & Secretarial, Corporate Communications, Infrastructure & Administration and Corporate Social Responsibility functions.

Mr. Jagdishan holds 3,567,800 equity shares of the Bank as of March 31, 2026.

Directorships in Other Listed Companies

Mr. Jagdishan does not hold a directorship in any other listed company.

Mr. Kaizad Bharucha (DIN: 02490648) [Deputy Managing Director]

Mr. Kaizad Bharucha, aged sixty-one (61) years, has been associated with the Bank since October 1995. Appointed to the Board in 2014, he is currently the Deputy Managing Director of the Bank and a long-serving member of the Executive Board. Mr. Bharucha holds a bachelor’s degree in Commerce from Sydenham College of Commerce and Economics (University of Mumbai).

A career banker with more than 40 years of experience, he has been an integral part of the Bank since 1995. Among his contributions to building the Bank, he has played a key role in building the credit and risk frameworks that underpin the Bank’s operations.

These frameworks have supported the Bank’s consistent growth, safeguarding its ability to navigate volatile economic conditions effectively.

Mr. Bharucha is responsible for giving strategic direction to the Assets franchise of the Bank. This ranges from Retail Asset products like Home Loans, Auto Loans, Two-Wheeler Loans and Personal and Business loans to Rural Banking, Sustainable Livelihood, MSME, SME and the Transportation Group. In the Wholesale segment, Mr. Bharucha oversees the Emerging Corporate Group, Healthcare Finance, Corporate Banking and Investment Banking segments. Mr. Bharucha also led the Capital Markets and Commodities and Custody Business in his previous role. He also currently oversees the CSR, ESG and Inclusive Banking Initiatives Group.

Mr. Bharucha also co-chaired and spearheaded the Integration Committee, which was tasked with the responsibility of ensuring complete integration and smooth execution of the merger of HDFC Limited and the Bank. Mr. Bharucha also serves as the Designated Director for the Financial Intelligence Unit (“FIU”) and the Internal Ombudsman Scheme.

Under his leadership, the Bank’s CSR Program is among the top three in the country. Mr. Bharucha is also the chief sponsor of diversity and inclusion initiatives at the Bank.

Mr. Bharucha has also been part of the RBI’s committees and sub-committees, including the government-appointed inter-ministerial committee. He also regularly engages with regulators and government bodies to provide views on policy. Mr. Bharucha holds 4,592,082 equity shares of the Bank as of March 31, 2026 and is deemed to beneficially own an additional 2,000 equity shares held by an immediate family member.

Directorships in Other Listed Companies

Mr. Bharucha is a Non-Executive Director (Nominee of the Bank) of HDFC Life.

Mr. V. Srinivasa Rangan (DIN: 00030248) [Executive Director]

Mr. V. Srinivasa Rangan, aged sixty-six (66) years, is the Executive Director of the Bank and heads the Human Resources, Corporate Legal, Group Oversight and Secretarial, Investment Banking, Information Security, Ethics and Fraud and Vigilance functions of the Bank.

He holds a bachelor’s degree in commerce from the University of Delhi and is an Associate of the Institute of Chartered Accountants of India (“ICAI”). Mr. Rangan has successfully qualified under the final examination administered by the ICAI.

Mr. Rangan was an Executive Director and Chief Financial Officer of HDFC Limited prior to its amalgamation with the Bank, with effect from July 1, 2023, and is an expert in finance, accountancy, audit, economics, corporate governance, legal and regulatory compliance, risk management and strategic thinking. He has vast experience in the housing finance and real estate sectors. Mr. Rangan has worked on international consulting assignments in housing finance in Ghana and the Maldives.

He has been a member of various committees related to financial services such as the RBI’s Committee on Asset Securitisation and Mortgage Backed Securitisation, a Technical Group formed by NHB for establishing a Secondary Mortgage Market Institution in India, NHB’s Working Group on Covered Bonds and NHB’s Working Group on Credit Enhancement Mechanism.

Mr. Rangan was conferred the “Best CFO in the Financial Sector for 2010” by ICAI. He was also honored with a “Lifetime Achievement Award” at the sixth edition of the Financial Express CFO Awards 2023.

Mr. Rangan holds 2,988,396 equity shares of the Bank as of March 31, 2026 and is deemed to beneficially own an additional 26,200 equity shares held by an immediate family member.

Directorship in Other Listed Companies

Mr. Rangan is a Non-Executive Director (Nominee of the Bank) of Credila Financial Services Limited (Debt Listed).

Senior Management

Our senior management, as of March 31, 2026, comprised:

Name(1)	Position	Age
Mr. Sashidhar Jagdishan	Managing Director and Chief Executive Officer (CEO)	61
Mr. Kaizad Bharucha(2)	Deputy Managing Director	60
Mr. V. Srinivasa Rangan	Executive Director	66
Mr. Bhavesh Zaveri(3)	Executive Director	60
Ms. Ashima Bhat	Head – Virtual Relationship Banking and Infrastructure	55
Mr. Ashish Parthasarthy	Head – Branch Banking, Payments, Treasury, Liability Products, Marketing, Virtual Channels and Infrastructure	58
Mr. Arun Mediratta	Head – Retail Branch Banking I	58
Mr. Anil Bhavnani	Head – Transportation and Infrastructure Finance Group	52
Mr. Arvind Vohra	Head – Retail Assets, Rural Banking Group & SL Initiative	54
Mr. Arup Rakshit	Head – Treasury	57
Mr. Anjani Rathor	Head – Digital & Customer Experience	53
Mr. Ajay Agarwal	Company Secretary and Head – Secretarial & Group Oversight	54
Mr. Abhijit Singh	Head – Banking as a Service (BaaS), Digital Ecosystem Banking and International Banking	54
Mr. Gourab Roy	Head – Transactional Banking Operations	59
Mr. Jimmy Tata	Chief Credit Officer	59
Mr. N. Srinivasan	Head – Retail Asset Operations	58
Mr. Nirav Shah	Head – Corporate Banking, Emerging Corporate Group and Healthcare Finance	54
Mr. Prashant Ramesh Mehra	Head – Retail Debt & Portfolio Management and Credit Intelligence & Control (Collections, Credit Intelligence and Control, Debt Management)	54
Mr. Prasun Singh	Head – Chief Ethics Function and Administrative Reporting of Chief of Internal Vigilance	53
Mr. Ravi Santhanam	Chief Marketing Officer	56
Mr. Ramesh Lakshminarayanan	Chief Information Officer	55
Mr. Rakesh Kumar Rajput	Group Chief Compliance Officer	56
Mr. Ravi SSN	Head – Large Corporates Coverage	57
Mr. Rakesh K. Singh	Head – Financial Institutions, International Banking, Wealth & Banking as a Service (BaaS)	57
Mr. Sumant Vinay Rampal	Head – Mortgage Business (Home Loans and LAP)	50
Mr. Sanjay D’Souza	Head – Business Banking, Emerging & Micro Enterprises Group	59
Mr. Sundaresan M.	Head – Retail Credit Strategy & Control – Inventory Funding Credit – Credit Analytics and Innovation – Credit Bureau Management and Department for Special Operations Recovery (SME Recovery)	54
Mr. Sanmoy Chakrabarti	Group Chief Risk Officer	50
Mr. Sameer Ratolikar	Head – Chief Information Security Officer	54
Mr. Srinivasan Vaidyanathan	Chief Financial Officer(4)	62
Mr. Sudhir Kumar Jha	Head – Legal and Group General Counsel(5)	59
Mr. Suketu Kapadia	Head – Internal Audit	54
Mr. Vivek Capoor	Head – Financial Accounting Group (FAG) & Taxation	56
Mr. Vinayak Ravindra Mavinkurve	Head – Realty Business Finance	56
Mr. Vibhash Naik	Chief Human Resources Officer	50

(1)	Mr. Mayuresh Apte has been promoted to Group Head - ECG & HCF, effective April 1, 2026.
(2)

Mr. Kaizad Bharucha was appointed as Deputy Managing Director of the Bank for a further period of three years with effect from April 19, 2026 to April 18, 2029 (both days inclusive), liable to retire by rotation, as approved by the RBI and the shareholders through postal ballot on March 13, 2026.

(3)	On April 18, 2026, Mr. Bhavesh Zaveri ceased to be an Executive Director of the Bank due to the completion of his tenure.
(4)

On June 29, 2026, the Board, based on the recommendation of the Audit Committee and the Governance, Nomination and Remuneration Committee, appointed Mr. Puneet Sharma as the Chief Financial Officer - Designate with effect from September 1, 2026, and as Chief Financial Officer with effect from December 1, 2026. He has over 26 years of experience in banking, financial services and strategy. Most recently, Mr. Sharma has been the Group Executive and Chief Financial Officer of Axis Bank Limited and he was previously the Chief Financial Officer at Tata Capital Limited. Mr. Sharma is a Chartered Accountant and holds a postgraduate diploma in management from the Indian School of Business, Hyderabad.

(5)

On June 29, 2026, the Board, based on the Governance, Nomination and Remuneration Committee, appointed Mr. Jigar Shah as the General Counsel - Designate with effect from August 20, 2026, and as General Counsel with effect from October 1, 2026. He has over three decades of experience across legal, compliance, governance and regulatory matters in the banking and financial services sector. Most recently, Mr. Shah has been associated with Elmcroft Consulting Services and he was previously the Managing Director at KKR India, where he served as Head of Legal & Compliance. Mr. Shah holds an LLB degree from the University of Leicester, United Kingdom, completed his Law Society Finals at The College of Law, Guildford, and is admitted as a Solicitor in England and Wales.

Ms. Ashima Bhat is Head of Virtual Relationship Banking and Infrastructure. In her current role, she is responsible for enhancing the Bank’s ability to provide relationship management services to a wide customer base. Her team handles all the non-physical aspects of banking. In addition to the above she is responsible for the entire infrastructure of the Bank including setting up of branches, offices, data centers and training infrastructure. Prior to holding this role, Ms. Bhat headed the Bank’s Business Finance and Strategy, ESG and CSR, Infrastructure and Administration function. She led the team that created the Bank’s roadmap for ESG initiatives and drove its implementation. In her role as CSR Head, she was instrumental in the social initiatives of the Bank in the areas of education, skilling and rural development. Ms. Bhat has been with the Bank since its inception in 1994 and has been an integral part of its growth story. In her 31-year long journey with the Bank, she has donned multiple hats. In her earlier roles, she was the head of Emerging Corporates Group, Infrastructure Finance and Healthcare. Prior to this, she led Supply Chain Management and Corporate Banking. She has a master’s degree in Management Studies from NMIMS, Mumbai.

Mr. Ashish Parthasarthy is the Head of Branch Banking, Payments, Treasury, Liability Products, Marketing, Virtual Channels and Infrastructure. He holds a bachelor’s degree in engineering from the National Institute of Technology, Karnataka and a postgraduate diploma in management from the Indian Institute of Management, Bangalore. He has over 37 years of experience in banking, with particular expertise in the interest rate and currency markets.

Mr. Arun Mediratta serves as the Head of Retail Branch Banking I. A seasoned banking professional with over three decades of experience, Mr. Mediratta began his career as a 1993 Banking Services Recruitment Boards Probationary Officer and joined the Bank in 1998 from Punjab & Sind Bank. He holds a master’s degree in English literature, and an MBA from the University of Lucknow. His leadership tenure reflects deep operational expertise, strong regional insights and a consistent track record of driving organizational growth and customer excellence.

Mr. Anil Bhavnani is the Head of the Transportation and Infrastructure Finance Group at the Bank. Mr. Bhavnani is responsible for extending the Bank’s comprehensive range of products and services to large and medium corporates in the infrastructure space and offering customized products to the commercial vehicle, construction equipment contractors and tractor segments. He is a veteran banker with over 30 years of banking experience across the Assets, Credit Underwriting and Liabilities Business encompassing Retail, SME and Corporate segments. Mr. Bhavnani has held leadership positions in the Bank across various business divisions, including Retail Assets, Wholesale Banking, Retail Branch Banking and Commercial and Rural Banking. Prior to joining the Bank, he worked with Citibank and GE Capital. Mr. Bhavnani joined the Bank in 2003 as National Sales Manager for Channel Business for Priority Sector Lending and Working Capital products. In 2005, he was given additional responsibility to handle the Construction Equipment Business. In January 2017, he was elevated to the role of Retail Branch Banking Head. In 2024, he took over the role of Head of Transportation and Infrastructure Finance Group. Mr. Bhavnani has an Honours degree from Kolkata University.

Mr. Arvind Vohra is Head of Retail Assets, Rural Banking Group and SL Initiative at the Bank. In addition, he is a member of HSL’s Board of Directors. Mr. Vohra joined the Bank in 2018 as country head of the retail branch banking, trade and foreign exchange business, encompassing the retail liabilities franchise, retail assets and business assets origination, while focusing on key priorities of customer acquisition, holistic customer life cycle management, analytics driven insightful customer conversations and customer experience excellence through the simplification and digitization of consumer journeys. Prior to joining the Bank, in a career spanning over two and a half decades, Mr. Vohra worked in consumer centric categories across the banking, telecommunications and consumer sectors, and worked for Vodafone, Philips and Standard Chartered Bank, where he held business leadership positions and led large teams and scaling businesses. Mr. Vohra is an engineer by education, and completed an MBA from Xavier Institute of Management, Bhubaneswar, in 1995, and a senior leadership program at London Business School, in 2015.

Mr. Arup Rakshit is the Head of Treasury at the Bank and is responsible for the ALM, Proprietary Trading and Customer Business of Global Markets. Additionally, he is responsible for the GIFT City branch. He joined the Bank in 2006 and held leadership roles in treasury sales before becoming the Head of Treasury. Prior to joining the Bank, he worked with Deutsche Bank and ABN AMRO, where he was in charge of treasury sales. He holds a bachelor’s degree in technology from Indian Institute of Technology, Banaras Hindu University, Varanasi, and an MBA from IIM Calcutta.

Mr. Anjani Rathor is the Head of Digital and Customer Experience at the Bank. He heads Digital Banking, Customer Experience, Data and Process Excellence at the Bank. He holds a postgraduate diploma from IIM Calcutta and a bachelor’s degree in technology from IIT Kharagpur. He has over 25 years of experience across telecommunications, aviation, consulting and financial services, with companies such as Airtel, Boeing, Accenture and CitiCorp. He joined the Bank in February 2020.

Mr. Ajay Agarwal is the Company Secretary and Head of Secretarial & Group Oversight functions at the Bank. He has over 28 years of experience in corporate and securities law, corporate governance and legal and regulatory compliance. Mr. Agarwal is also the compliance officer under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and the SEBI (Prohibition of Insider Trading) Regulations, 2015. Prior to holding this role, Mr. Agarwal was the Company Secretary of HDFC Limited and played a pivotal role in the Transaction, including serving on the integration committee. Mr. Agarwal is a Fellow Member of the Institute of Company Secretaries of India. He has been a member of the CII National Committee on Regulatory Affairs since 2018 and was a member of the CII Task Force Working Group – Decriminalization of Business Laws. He was a member of the CII Corporate Governance Council from 2020-2023 and is also a member of certain working groups and committees set up by the SEBI. Mr. Agarwal is also the Bank’s nominee on the boards of directors of HDFC Plc., Maldives and First Housing Finance (Tanzania) Limited.

Mr. Abhijit Singh is the Head of Banking as a Service (BaaS), Digital Ecosystem Banking and International Banking. Mr. Abhijit Singh joined from HDFC Limited, where he was a member of Executive Management and the Chief Information Technology & Digital Officer. He has an MBA in Finance from Jamnalal Bajaj Institute of Management Studies, Mumbai, India and holds a bachelor’s degree in engineering from the University of Mumbai. He was the Chief Operating Officer and Chief Technology Officer at Oak North Bank, London. Before Oak North, he worked with ICICI Bank in various senior positions, including Head of the Technology Group. He has international banking experience through his stints at RBS, ANZ and ABN AMRO Bank. Mr. Singh is a veteran in banking technology, emerging technology and fintech with over 25 years of extensive background in product development, large-scale digital transformation, project execution and digital banking operations. In a career spanning multiple countries, he has worked alongside diverse internal teams and partners across European MNC Banks, large Indian Private Sector Banks and a UK Challenger Bank. He has done pioneering work in emerging technologies like blockchain and aiding in large organizations’ digital transformation.

Mr. Gourab Roy is the Head of Transaction Banking Operations. He is Master in Commerce. He has over 33 years of experience in the financial services industry. He started his career in ABN Amro Bank in 1992 and thereafter joined Axis Bank (the erstwhile UTI Bank) in 1995 prior to joining the Bank in 1996.

Mr. Jimmy Tata is the Chief Credit Officer. He holds a master’s degree in financial management from the Jamnalal Bajaj Institute of Management and is a qualified Chartered Financial Analyst of India. Mr. Tata has been with the Bank since 1994 and has over 35 years of broad experience across the banking and financial sector. Mr. Tata commenced his career in 1987 as a consultant at Strategic Consultants Pvt Ltd. In 1989, he joined Apple Industries Ltd., and the last position he held was Head of the Wholesale Leasing and Hire Purchase Division. He joined the Bank in 1994 as a Relationship Manager in the Corporate Banking Department, and over the years was promoted to the Head of the Corporate Banking Department. In June 2013 he was appointed as Chief Risk Officer, and today is the CCO of the Bank. In addition, Mr. Tata is a Director on the Board of the International Asset Reconstruction Co. Pvt. Ltd (IARC), HDBFSL and a Trustee on the HDB Employees Welfare Trust.

Mr. N. Srinivasan is the Head of Retail Asset Operations. He is a Chartered Accountant, Cost Accountant and a Company Secretary. He has over 34 years of experience in financial services including 29 years in banking operations. Having joined the Bank in 1996, he has had experience in corporate banking, business process reengineering, large systems, and project development and management and heads operations related to term loans disbursements, limits set-ups, operations policies and procedures, regulatory reporting, collateral perfection and custody and digital operations of all wholesale and retail advances of the Bank.

Mr. Nirav Shah is the Head of Corporate Banking, the Emerging Corporate Group and Healthcare Finance. He has over 31 years of experience, 27 years of which have been with the Bank. He joined the Bank in 1999 as a Relationship Manager and, in just over a decade, went on to head businesses such as the Emerging Corporates Group, Infrastructure Finance Group, Rural Banking Group, and Transportation Finance, before taking up his current role in 2020. He holds a bachelor’s degree in commerce and a master of management studies in finance from Mumbai University.

Mr. Prashant Ramesh Mehra is the Head of Retail Debt & Portfolio Management and Credit Intelligence & Control (Collections, Credit Intelligence and Control, Debt Management) at the Bank. In this role, he is responsible for ensuring the portfolio quality, debt management and NPA control for the retail lending product segments of the Bank (vehicle loans, unsecured loans, mortgages, cards, agriculture and microfinance). Additionally, Mr. Mehra also oversees the fraud management framework across the various asset and liability products and ensures adequate controls that lead to better predictive as well as preventive fraud control for the Bank. Mr. Mehra has been with the Bank since December 1998 and has since managed various roles in the Credit function to ensure a robust lending architecture is in place. He has been with the Credit division of the Bank since its foray into the retail lending business. He holds a bachelor’s degree in production engineering and an MBA from Mumbai University, and he started his career with Mahindra and Mahindra, Auto Motive division, before moving to GE Countrywide and, after a stint of two and a half years there, joining the Bank in 1998.

Mr. Prasun Singh is the Head of the Chief Ethics Function and Administrative Reporting of Chief of Internal Vigilance (CIV) at the Bank. In his current leadership role, Mr. Singh is responsible for developing and driving ethics-related policies and programs that strengthen the Bank’s ethical culture. He works closely with the Bank’s senior management to ensure compliance with the Bank’s Code of Conduct. Prior to this, Mr. Singh was the Bank’s Chief of Internal Vigilance / Chief Vigilance Officer. In this role, he led enterprise-wide efforts in vigilance and fraud risk management—including the oversight of critical investigations involving fraud, regulatory compliance, whistleblower cases and internal misconduct. Mr. Singh brings over 18 years of investigative experience, including at the Directorate of Enforcement, Directorate of Revenue Intelligence and the Customs & Central Excise Department, Ministry of Finance. Mr. Singh holds a bachelor’s degree in French from Jawaharlal Nehru University, New Delhi, a postgraduate diploma in Journalism and an LL.B degree and has completed an executive postgraduate program in General Management at the MIT Sloan School of Management.

Mr. Ravi Santhanam is Chief Marketing Officer at the Bank. He is responsible for driving the digital origination and fulfillment of all Bank products and all Direct to Consumer products of the Bank. He has played a key role in establishing the customer centricity practice at the Bank by setting up the NPS system across the Bank. Mr. Santhanam has previously led Liability Products and Managed Programs as well as Corporate Communications at the Bank. Prior to joining the Bank, Mr. Santhanam worked with Vodafone as Business Head for the Uttar Pradesh market. In 2013, he was given the responsibility to lead the new business vertical of Data, Devices, and Content & Innovation in Mumbai. He has also worked with Reliance Communications, ICICI Bank and PowerGen in leadership roles, spanning across Strategy, M&A and Business. He was the only CMO from India to be featured in the top 50 list of Forbes “The World’s Most Influential CMOs 2020”. He has over 28 years of experience. Mr. Santhanam has a mechanical engineering degree from Anna University and is also an alumnus of the Indian Institute of Management Calcutta and Harvard Business School.

Mr. Ramesh Lakshminarayanan is the Chief Information Officer at the Bank, and he is responsible for taking the Bank’s technological transformation journey to the next level. His role cuts across verticals at the Bank. He is responsible for technology strategy, strengthening foundational technology, enhancing the digital capabilities and harnessing new age artificial intelligence and machine learning technology solutions for the Bank. Ramesh joins the bank from CRISIL, where he spent three years as Chief Technology and Information Officer. In this role, he was responsible for the transformation of CRISIL’s business by leveraging technology, data and analytics. Prior to joining CRISIL, he worked at a big data and analytics start up, Pregmatix Services Pvt Ltd., that he co-founded and which was acquired by CRISIL in 2017. Mr. Lakshminarayanan is an industry veteran with over 25 years of experience. He has held leadership positions within organizations such as Citibank, ABN AMRO Bank and Kotak Mahindra Group. Mr. Lakshminarayanan holds a bachelor’s degree in physics from Mumbai University and an MBA from the University of Pune.

Mr. Rakesh Kumar Rajput has been the Group Chief Compliance Officer at the Bank since October 2023. He has also been designated as Group Chief Compliance Officer, having overall responsibility for developing and maintaining the Group Compliance Policy, maintaining oversight of the activities of the Compliance Function of Group Entities and the Compliance Risk Management Framework across the Group. In his role as Chief Compliance Officer of the Bank, he is responsible for the design and maintenance of the Bank’s compliance framework, ensuring the effectiveness and integrity of the compliance process with appropriate and detailed monitoring of the adherence to the Bank’s Compliance Policy, its minimum standards and the legal and regulatory standards applicable to the Bank. As Chief Compliance Officer, Mr. Rajput is responsible for: (i) ensuring that the compliance framework encompasses the compliance risk management processes and tools that must be used by the Bank’s businesses, management and compliance functions to manage the compliance risks emanating from their respective businesses, products and operations; and (ii) giving adequate assurance on compliance risk management to the Audit Committee, the Board of Directors and the Managing Director and CEO of the Bank. Mr. Rajput joined the Bank in May 2022 and worked in the Compliance function as Deputy Chief Compliance Officer before becoming the Chief Compliance Officer of the Bank. He has 30 years of experience, of which 26 years were with the RBI. During his tenure with the RBI, he worked in the Department of Banking Supervision, the Financial Inclusion and Development Department, the Department of Information Technology and the Human Resource Development Department (“HRDD”) at the RBI’s Central Office, as well as served as Head of HRDD at the RBI’s Regional Office. In his last assignment with the RBI, he held the position of General Manager, Department of Banking Supervision in Mumbai. Mr. Rajput holds a Bachelor of Science (with honors), is a Certified Associate of the Indian Institute of Bankers, and holds an advanced diploma in business management.

Mr. Ravi SSN is the Head of Large Corporates Coverage and has been with the Bank since 2010. With over 30 years of experience in corporate banking, he brings strong strategic insight, leadership and deep industry expertise. He has been instrumental in driving the Bank’s Corporate Banking growth by building strong relationships with clients and promoters, identifying new business opportunities, and expanding the Large Corporates portfolio. Known for his analytical and consultative approach, he consistently delivers sustainable business outcomes. In 2023, he took over the PSU Business Vertical within Corporate Banking and has since built a stable and sustainable business platform. Mr. Ravi holds a Bachelor of Commerce degree from Madurai Kamaraj University.

Mr. Rakesh K. Singh is the Head of Financial Institutions, International Banking, Wealth and Banking as a Service (“BaaS”). He holds an MBA from the Institute of Management Technology, Ghaziabad and has over 30 years of experience in the financial sector. Prior to joining the Bank, he worked at Rothschild, Morgan Stanley, DSP Merrill Lynch, Standard Chartered Bank and ANZ Investment Bank. He serves as a trustee on the board of the Society for Nutrition, Education and Health Action and as a Committee Member of the CII National Committee on Banking. He has served as a nominee director on the board of National Asset Reconstruction Company Limited.

Mr. Sumant Vinay Rampal is the Head of Mortgage Business (Home Loans and LAP) and has held the position for the last two years. The Bank is one of the largest retail mortgage lenders in the country supporting retail home buyers and MSMEs in buying homes for their personal use and commercial properties for their business use. The Bank was awarded “India’s Best Bank for Homeowners” at the Euromoney Private Banking Awards 2025. Until March 31, 2024, he was Head of Business Banking Working Capital, Rural Banking Group and Sustainable Livelihood Initiative. Each of such three verticals is a high growth segment for the Bank. Under his leadership, the Bank was acknowledged as the Best SME Bank by SIDBI for 2019-2020, by Asia Money 2021-22, Euro Money 2021-22 and Asia Money 2022-23. The Bank is the largest banking service provider in this space. Mr. Rampal has been a corporate and wholesale banker throughout his two and half decade career with the Bank. He joined the Bank in 1999 as a Relationship Manager in the Corporate Banking division. He managed some of the leading Indian and MNC corporates before moving to the Mid-Market Group as West Regional Head. He contributed significantly towards building the Mid-Market Business vertical. He is also very actively involved in digitization drives of the Bank along with supporting the PSL initiatives of the Bank and has been part of various internal teams and core groups to spearhead those initiatives. Mr. Rampal is an alumnus of the Symbiosis Institute of International Business.

Mr. Sanjay D’Souza is the Head of the Business Banking Group, Emerging and Micro Enterprise Group at the Bank, based in Mumbai. He is a seasoned banking professional with 33 years of overall experience, 26 of which have been with the Bank. Having joined the Bank in 1999, he has effectively navigated various roles that span the continuum from credit to business functions. His extensive experience encompasses multiple credit functions, including Retail Credit (Loans against Securities, Credit Card Policy, Merchant Acquiring, Retail Trade and Foreign Exchange) as well as Wholesale Credit and Policy for SME lending and large-ticket mortgage loans. When Business Banking was established around 2003, he played a crucial role in leading the credit function for this segment, enabling business growth while ensuring adherence to the Bank’s credit policies and compliance frameworks. In October 2006, Mr. D’Souza transitioned from the credit side to the business side of the Bank, taking on the role of Business Head for the Emerging Enterprises Group. During his tenure in this business, he was instrumental in achieving a fourteen-fold growth in the portfolio over approximately 9.5 years. In January 2024, he also took on the responsibilities associated with the Bank’s foray into the informal micro-segment, further expanding his portfolio as Business Head of both the Emerging Enterprises Group and the Micro Enterprises Group. In Micro Enterprises Group, he ensured the business was profitable in its first full year of operations. In April 2025, he was additionally entrusted with the responsibility of growing the Business Banking business. Mr. D’Souza holds a master’s degree in management studies with a specialization in finance from the Sydenham Institute of Management Studies, as well as a bachelor’s degree in mechanical engineering from the National Institute of Technology, Karnataka.

Mr. Sundaresan M. is Head of Retail Credit Strategy & Control—Inventory Funding Credit—Credit Analytics and Innovation—Credit Bureau Management and Department for Special Operations Recovery (SME Recovery), bringing with him over three decades of expertise in the retail financial services sector. Since joining the Bank in 2002 at the inception of its Credit Card division, he has played a pivotal role in shaping and implementing credit risk strategies across all retail lending products. His extensive experience spans policy formulation, credit strategy, risk analytics, underwriting and collections—areas that have significantly strengthened the growth and quality of the Bank’s retail assets and payment services. As a seasoned leader, he continues to champion innovation and industry-leading excellence within the Bank’s retail credit landscape. Mr. Sundaresan is a Mechanical Engineering graduate from PSG College of Technology, Coimbatore. He has further honed his leadership and strategic acumen at the Indian Institute of Management, Lucknow, and enriched his global business perspective through the Executive Leadership Program at Harvard Business School. Prior to his tenure at the Bank, he contributed to the retail business of GE Capital, India.

Mr. Sanmoy Chakrabarti serves as the Group Chief Risk Officer at the Bank. He brings over two decades of experience in risk management, having previously led the department across all segments of the Bank. Over the years, Mr. Chakrabarti has held senior leadership roles within the Bank and across financial institutions in multiple Asian markets. His expertise spans credit, market, liquidity, operational and enterprise risk, with a focus on building resilience in a dynamic financial environment. He holds a master’s degree in quantitative economics from the Indian Statistical Institute.

Mr. Sameer Ratolikar is the Chief Information Security Officer (“CISO”) at the Bank, responsible for shaping the Bank’s information security, cyber resilience, threat management and regulatory compliance strategies. With over 25 years of diverse experience in cybersecurity and information risk management, he is regarded as one of India’s leading banking cybersecurity experts. At the Bank, he has driven a strong cybersecurity culture, built large-scale defense and threat-monitoring capabilities and aligned cyber strategy with business goals. His prior leadership roles include serving as CISO at Axis Bank, Global Head of Information Security & Business Continuity at Bank of India and Principal Systems Analyst at the National Informatics Centre. Mr. Ratolikar is known for positioning the modern CISO as a business enabler, with focus areas spanning cyber resilience, third-party security, AI-driven threat detection and quantum-ready cybersecurity. He also serves as an Independent Director on the Board of the Data Security Council of India and is a regular speaker at major cybersecurity forums. He holds a bachelor’s degree in engineering (computer science) from Marathwada University and is widely regarded as one of the architects of cyber resilience in Indian banking. His vision and leadership continue to drive the evolution of secure, resilient and future-ready banking in India.

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

Mr. Sudhir Kumar Jha is the Head of Legal and Group General Counsel of the Bank. He is a qualified lawyer from Campus Law Center, University of Delhi and completed a specialization training in International Trade and Finance from Oxford University and holds a master’s degree in Financial Management from Jamnalal Bajaj Institute of Management Studies, Mumbai University. Currently he is pursuing doctorate research in finance with interdisciplinary interplay of Law and Economics from XLRI, Jamshedpur. He is a corporate lawyer with varied experience in the fields of manufacturing, NBFC, banking, insurance, asset reconstruction and real estate. He has been ranked as one of the top 100 general counsels in India by Legal 500 UK and was also a recipient of the Star Echelon Award 2017, the Indian Leadership Award 2017 and named a BW Legal World Top 100 General Counsel 2022-23. In addition to handling structured products / securitization and M&A, he has also been a member of the Working Group for framing the SARFAESI Act and was deputed for setting up the first Asset Reconstruction Company of India (“ARC”) in the year 2000; a part of group drafting and finalizing detailed RBI Regulations with regard to Takeover and Control by ARCs, a part of the RBI Working Group for re-evaluating securities laws relating to movable and immovable properties, a part of the Advisory Group for advising and finalizing Company Regulations implemented by the Competition Commission of India (“CCI”), of assistance to ARCs under advice made of the board of CCI with regard to advocacy, competition rules, securitization, the IT sector and sports laws, and a visiting member of faculty for the Executive Education Program of XLRI, Jamshedpur, in the area of corporate governance, the Xaviers Institute Management of Research, Mumbai, for business law and financial regulations, and JBIMS, Mumbai, for the MHRDM program in “Building a Learning Organization”.

Mr. Suketu Kapadia is the Head of Internal Audit at the Bank. Mr. Kapadia joined the Bank from IDFC First Bank where he spent close to eight years as the Chief Internal Auditor, where he played a key role in setting up the Internal Audit Function. Prior to that, he spent nearly a decade with ICICI Bank, where he led various Internal Audit functions and related activities for diverse business lines in the bank and its subsidiaries. Mr. Kapadia is an audit professional with more than 29 years of experience in assurance, risk management, finance and consulting. He has international experience having worked on assignments in the United States, Australia, the United Kingdom, Southeast Asia and the UAE. He also has extensive experience working with audit committees, boards and other senior stakeholders. Mr. Kapadia is a Chartered Accountant and a member of the Institute of Chartered Accountants of India and holds a bachelor’s degree in commerce from Mumbai University. He is also a Certified Information Systems Auditor.

Mr. Vivek Capoor is the Head of FAG and Taxation at the Bank. He looks after the reporting of financials of the Bank under Indian GAAP, US GAAP and other frameworks and also oversees the corporate tax function. He graduated from the Sydenham College of Commerce and Economics and is a Chartered Accountant. He joined the Bank in 1998 in the Finance department. He has over 25 years of experience in the banking and finance sector and has served in the Finance function in various roles covering Business MIS & Planning, ALM, capital raising, taxation and financial reporting. Mr. Capoor has been a member of committees and working groups constituted by ICAI and the RBI on emerging accounting standards and financial reporting.

Mr. Vinayak Mavinkurve is the Head of Realty Business Finance at the Bank. Before joining the Bank, Mr. Mavinkurve was a Member of Executive Management (MoEM) at HDFC Limited and was engaged in Real Estate Lending, Corporate Lending and managing the Stressed Asset Book in the Real Estate Sector as well as managing the Proprietary Investment Book of HDFC Limited. Mr. Mavinkurve began his career at IFCI Limited in 1994 as an Industrial Finance Officer. He later joined IDFC Limited as an Assistant Vice President in 1998 and worked there until 2015 where his last role was Group Head – Project Finance. In May 2015 he transitioned to IDFC Bank Limited and was a Co-Head – Client Coverage till December 2018. Mr. Mavinkurve earned a bachelor’s of technology degree in electrical engineering from VJTI, Mumbai in 1991 and an MMS degree from NMIMS, Mumbai in 1994.

Mr. Vibhash Naik is the Chief Human Resources Officer (“CHRO”) at the Bank. He joined the Bank in February 2026 and is responsible for leading the Human Resources function. Prior to joining the Bank, Mr. Naik was the CHRO at HDFC Life. During his 14-year tenure at HDFC Life, he was instrumental in creating a technology-enabled people ecosystem designed to enhance the employee experience, simplify processes and nurture a culture of collaboration across HDFC Life. With over 25 years of experience spanning across talent management, organizational development, performance management, HR technology and rewards, Mr. Naik combines strategic vision with a nuanced understanding of organization and human behavior. Prior to joining HDFC Life, Mr. Naik held senior leadership positions with respected organizations across the banking, financial services, technology and insurance sectors. Mr. Naik holds a master’s degree in Labour Studies from the University of Mumbai.

There are no family relationships between any of our directors and members of senior management.

Corporate Governance

Overview

In India, the governance ecosystem has evolved significantly, supported by progressive regulatory reforms and a growing alignment with global best practices. This evolution is being further accelerated by digital innovation. Technology-enabled solutions for board governance, compliance management, and risk monitoring are enhancing operational effectiveness and traceability, enabling more agile, data-driven decision-making across the industry.

As India’s governance ecosystem matures and regulatory expectations rise, the Bank remains committed to the continuous strengthening of its frameworks, processes and transparency. The Bank is dedicated to fostering a culture rooted in ethics, accountability, and responsible conduct.

As our role within the financial ecosystem expands, so does our focus on maintaining robust governance across the Group. Our business philosophy is anchored in five fundamental values: Operational Excellence, Customer Focus, Product Leadership, People, and Sustainability. These principles guide our strategic direction from disciplined execution and client-centricity to fostering innovation, nurturing our talent, and ensuring our growth contributes positively to society and the environment.

To manage its increasing scale and complexity, the Bank has continuously strengthened its governance architecture and accelerated the digital agenda.

Group Oversight Framework

The Bank has adopted a Group Oversight Framework (the “Framework”) to have effective oversight over its subsidiaries.

The Framework applies to the Bank and its subsidiaries that are consolidated in the Bank’s financial statements, with the exception of entities where the Bank neither exercises significant control nor qualifies as a significant beneficial owner—such as HDFC Mutual Fund, alternative investment funds and separately managed accounts managed or advised by HDFC AMC and its international subsidiary, HDFC AMC International (IFSC) Limited.

The Framework establishes a defined structure for oversight and reporting across the Group. It also ensures a consistent approach to risk management, cybersecurity, compliance and strategic alignment across all entities within the Group. Please see “Business—Risk Management” for further details.

Structure and Responsibilities of the Board and its Committees

Audit Committee (“AC”)

Brief Terms of Reference / Roles and Responsibilities

•

Reviewing and discussing with management and the independent auditor the Bank’s annual financial statements, interim financial statements, auditor’s report thereon and all internal control reports before submission to the Board for approval, with particular reference to:

•	matters required to be included in the directors’ responsibility statement to be included in the Board’s report in terms of clause (c) of sub-section (3) of Section 134 of the Companies Act, 2013;

•	changes, if any, in accounting policies and practices and reasons for the same;

•	major accounting entries involving estimates based on the exercise of judgment by management;

•	significant adjustments made in the financial statements arising out of audit findings;

•	compliance with listing and other legal requirements relating to financial statements;

•	disclosure of any related party transactions; and

•	modified opinion(s) in the draft audit report.

•	Overseeing the Bank’s compliance with legal and regulatory requirements.

•	Overseeing the independent auditor’s qualifications and independence.

•	Overseeing the performance of the Bank’s independent auditor and internal audit, compliance and vigilance functions.

•	Overseeing the Bank’s systems of disclosure controls and procedures, internal controls over financial reporting and compliance with ethical standards adopted by the Bank.

•	Reviewing the disclosure required by Section 303A.11 of NYSE Continued Listing Standards in the Form 20-F.

•

Reviewing modus operandi / findings of any internal investigations, quarterly analysis of suspected / actual fraud or irregularities reported by the Bank, failure of internal control systems of material nature, etc.

•

Reviewing important guidelines, circulars, notifications / directions etc. issued by the RBI, the SEBI, MCA and other regulatory bodies, and submitting compliance reports to the Board at regular intervals.

•	Reviewing the functioning of the whistle blower mechanism.

•	Establishing, reviewing and updating periodically a code of conduct for Directors and KMPs including Senior management and determine whether the Bank has established a system to enforce this code.

•	Determining whether the code of conduct is in compliance with all applicable rules and regulations.

•

Reviewing compliance with the Bank’s Share Dealing Code and the SEBI (Prohibition of Insider Trading) Regulations, 2015 and verifying that the systems for internal control are adequate and are operating effectively.

•	Granting approval / omnibus approval for related party transactions as defined in the Board-approved Policy on Related Party Transactions of the Bank, and for their subsequent modifications, if any.

•	Reviewing and monitoring the details of related party transactions entered into by the Bank pursuant to the omnibus approvals given.

•

Recommending appointment / reappointment, terms of appointment, compensation of the independent auditor and oversee the effectiveness and work performed by them for the purpose of preparing or issuing an audit report or related work.

As of March 31, 2026, the AC consisted of Mr. M. D. Ranganath (Chairman), Mrs. Lily Vadera and Dr. (Mr.) Harsh Kumar Bhanwala. All members of the AC are Independent Directors. The AC met 16 times during fiscal year 2026.

Governance, Nomination and Remuneration Committee (“NRC”)

Brief Terms of Reference / Roles and Responsibilities

•

Formulating criteria for determining qualifications, positive attributes and independence of a director and recommending to the Board of Directors a policy relating to the remuneration of the directors, key managerial personnel, senior management and other employees.

•	Specifying the manner and criteria for effective evaluation of performance of individual directors including independent directors, the Board of Directors and its committees.

•

Undertaking a process of due diligence for determining the suitability of any person for appointment / re-appointment as a Director, with reference to their qualifications, experience, track record, integrity and expertise and confirming compliance with “Fit and Proper” criteria and making suitable recommendations to the Board of Directors.

•	Reviewing compensation levels of the Bank’s employees vis-à-vis other banks and the banking industry in general.

•

Formulating and administering the Bank’s Employee Stock Options (“ESOP”) schemes, plans / schemes for Restricted Stock Units (“RSUs”) and such other stock or stock-based incentive plans / schemes, including granting of ESOPs and RSUs and prescribing terms and conditions applicable to such instruments.

•	Assisting the Board in relation to succession planning for the executive and non-executive directors, as well as for senior management.

•

Overseeing the implementation of the respective Codes of Conduct & Ethics Policy of the Bank established and approved by the Board of Directors, applicable to the Board members as well as all employees of the Bank.

•	Overseeing and ensuring that the Bank adheres to the highest standards of governance, maintaining transparency, accountability and integrity in its operations and decision-making processes.

•

Identifying persons who are qualified to become Whole-Time Directors, Non-Executive Directors, Senior Management Personnel and recommending their appointment / re-appointment as well as remuneration, to the Board of Directors.

As of March 31, 2026, the NRC consisted of Dr. (Mr.) Harsh Kumar Bhanwala (Chairman), Mr. Sandeep Parekh and Mr. M. D. Ranganath. All members of the NRC are Independent Directors. The NRC met 19 times during fiscal year 2026.

Mr. Atanu Chakraborty ceased to be a member of the NRC with effect from March 18, 2026, the date of his resignation as a director on our Board of Directors.

Stakeholders’ Relationship Committee (“SRC”)

Brief Terms of Reference / Roles and Responsibilities

•

Monitoring the grievances / complaints relating to the transfer / transmission of shares, non-receipt of annual reports, non-receipt of dividend, issuance of duplicate share certificates and new certificates on split / consolidation / renewal, non-receipt of interest on debentures / bonds, etc.;

•

Reviewing and ratifying investor service requests relating to transmission, sub-division, splitting and consolidation of securities certificates, issuance of letters of confirmation, claims from unclaimed suspense accounts, and considering requests for dematerialization and re-materialization of shares.

•

Reviewing the measures taken for effective exercise of voting rights by shareholders and reviewing adherence to the service standards adopted in respect of various services being rendered by the Bank’s registrar & share transfer agent.

•

Reviewing the measures and initiatives undertaken by the Bank for reducing the quantum of unclaimed dividends and ensuring timely receipt of dividend warrants, annual reports and statutory notices by the shareholders of the Bank.

•	Resolving grievances of debenture holders related to charges, payment of interest / principal, maintenance of security cover and any other covenants.

•	Noting of allotment of shares to the employees of the Bank on exercise of stock options and any other incentive-based instrument(s) granted under the various schemes of the Bank.

As of March 31, 2026, the SRC consisted of Mr. Keki Mistry (Chairman), Mr. Sandeep Parekh, Mrs. Renu Karnad, Mr. Kaizad Bharucha, Mrs. Lily Vadera and Mr. V. Srinivasa Rangan. The SRC met five times during fiscal year 2026.

Mr. Ajay Agarwal, Company Secretary and Head of Secretarial and Group Oversight functions is the compliance officer of the Bank in accordance with the SEBI Listing Regulations.

RPMC

Brief Terms of Reference / Roles and Responsibilities

•

Monitoring the compliance of risk parameters / aggregate exposures with the risk appetite set by the Board of Directors and ensuring that frameworks are established for assessing and managing various risks faced by the Bank, systems are developed related to risks to the Bank’s capital level and methods are in place for monitoring compliance with internal risk management policies and processes.

•	Ensuring that the Bank has a suitable framework for risk management and overseeing the implementation of the risk management policy.

•

Reviewing the enterprise-wide risk frameworks in light of the Risk Appetite Framework, Internal Capital Adequacy Assessment Process (“ICAAP”), stress testing policy and framework, Enterprise Model Validation Policy, Group Risk Management Policy, the Bank’s exposure to Central Counterparties (“CCP”) including exposures arising from trading through CCP and exposures arising from CCP membership obligations such as default fund contributions, the outcome of Money Laundering and Terrorist Financing Risk Assessment, etc.

•	Reviewing impaired credits and the nature and quantum of material risks faced by the subsidiaries.

•	Reviewing liquidity and interest rate risk limits and monitoring adherence to these limits / appetites.

•

Reviewing the cyber security framework of the Bank, evaluating the probable risks associated with cyber security and ensuring that appropriate measures and procedures have been put in place to mitigate such risks.

As of March 31, 2026, the RPMC consisted of Mrs. Lily Vadera (Chairperson), Mr. M. D. Ranganath, Mr. Sandeep Parekh, Mrs. Renu Karnad and Mr. Sashidhar Jagdishan. The RPMC met 11 times during fiscal year 2026.

Mr. Atanu Chakraborty ceased to be a member of the RPMC with effect from March 18, 2026, the date of his resignation as a director on our Board of Directors.

Credit Approval Committee

Brief Terms of Reference / Roles and Responsibilities

•

Evaluating and approving credit appetite of borrowers / counterparties proposed in the credit appetite memorandum and product programs within the threshold ceilings in accordance with the Board of Directors approved Credit Policies and Procedure Manual, as amended from time to time.

As of March 31, 2026, the Credit Approval Committee consisted of Mr. Sandeep Parekh, Mr. Kaizad Bharucha and Mrs. Renu Karnad. The Credit Approval Committee met 30 times during fiscal year 2026.

Premises Committee

Brief Terms of Reference / Roles and Responsibilities

•

Approving the acquisition and/or leasing / leave and license including renewal of lease and leave and license, of any property, premises, building, commercial and residential plots, as proposed by the Central Infrastructure Team of the Bank, for the purpose of setting up of Branch / Back Office / ATM / Currency Chest / Residential Training Center/ Storage / Godown/ Guest House, etc., as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board of Directors.

•

Approving the acquisition of residential premises for the eligible employees of the Bank on lease / leave and license basis as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board of Directors.

•

Approving any other acquisition of property / space proposed by the Central Infrastructure Team of the Bank, as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board of Directors.

•

Approving the construction of office buildings, residential towers, etc. on freehold / leasehold properties acquired by the Bank as per the terms and conditions stipulated and in accordance with the guidelines as prescribed and approved by the Board of the Directors.

•	Approving the divestment of Bank owned properties that are not gainfully utilized.

As of March 31, 2026, the Premises Committee consisted of Mrs. Renu Karnad (Chairperson), Mr. Sandeep Parekh, Dr. (Mrs.) Sunita Maheshwari and Mr. V. Srinivasa Rangan. The Premises Committee met seven times during fiscal year 2026.

Fraud Monitoring Committee (“FMC”)

Brief Terms of Reference / Roles and Responsibilities

•	Identifying the systemic gaps, if any, that facilitated perpetration fraud and putting in place measures to prevent such gaps.

•	Identifying the reasons for delay in detection, if any, and reporting to top management of the Bank and the RBI.

•	Monitoring progress of CBI / Police Investigations and recovery position.

•

Reviewing and monitoring cases of fraud, including root cause analysis, and suggesting mitigating measures for strengthening the internal controls and risk management framework and minimizing the incidence of fraud.

•	Ensuring that staff accountability is examined at all levels in all cases of fraud and that staff side action, if required, is completed quickly.

•	Reviewing the efficacy of any remedial actions taken to prevent the recurrence of fraud, such as strengthening of internal controls.

•	Putting in place other measures as may be considered relevant to strengthen preventive measures against the commission of fraud.

•	Monitoring and reviewing Red Flag Accounts as and when they are classified as per the guidelines prescribed by the RBI.

•	Monitoring the progress of mitigating steps taken by the Bank in case of electronic fraud and the efficacy of such mitigating steps in containing fraud numbers and values.

As of March 31, 2026, the FMC consisted of Dr. (Mr.) Harsh Kumar Bhanwala (Chairman), Mrs. Lily Vadera, Mrs. Renu Karnad, Mr. Sashidhar Jagdishan and Mr. Kaizad Bharucha. The FMC met four times during fiscal year 2026.

Customer Service Committee (“CSCM”)

Brief Terms of Reference / Roles and Responsibilities

•

Overseeing customer service policies which cover customer rights, grievance redressal, customer protection, customer compensation, check collection, customer acceptance, care and severance, comprehensive deposit, collection of dues and repossession of securities.

•	Reviewing the customer service and customer care aspects of the Bank’s operations once every six months.

•	Monitoring service quality audits and the quality of services rendered to the Bank’s customers across channels and products, including monitoring the annual survey of depositor satisfaction.

•	Reviewing and obtaining updates on the work of Internal Ombudsman.

•	Supervising the Standing Committee on Customer Service and reviewing regulatory compliance to circulars impacting customer service.

•	Regarding product appropriateness and suitability, reviewing and approving the fairness, appropriateness of fees and charges levied by the Bank.

As of March 31, 2026, the CSCM consisted of Mr. Sandeep Parekh (Chairman), Dr. (Mrs.) Sunita Maheshwari and Mr. Sashidhar Jagdishan. The CSCM met four times during fiscal year 2026.

Mr. Bhavesh Zaveri ceased to be a member of the CSCM with effect from April 18, 2026 upon the completion of his term as an Executive Director. Mr. Kaizad Bharucha was inducted as a member of the CSCM with effect from June 1, 2026.

CSR & ESG Committee

Brief Terms of Reference / Roles and Responsibilities

•	Formulating the Bank’s CSR and ESG strategy, policy and goals and revisions thereof and recommending the CSR Annual Action Plan to the Board of Directors.

•	Identifying the areas of CSR activities and recommending to the Board the amount of CSR expenditures.

•	Monitoring the Bank’s CSR policy and performance.

•	Reviewing the CSR projects / initiatives from time to time.

•	Ensuring legal and regulatory compliance from a CSR standpoint.

•	Ensuring there is a transparent monitoring mechanism for ensuring effective implementation of the CSR activities / projects.

•	Ensuring reporting and communication to the Bank’s stakeholders on the Bank’s CSR activities.

•	Monitoring the Bank’s ESG Framework, strategy, goals and disclosures

As of March 31, 2026, the CSR & ESG Committee consisted of Dr. (Mrs.) Sunita Maheshwari (Chairperson), Dr. (Mr.) Harsh Kumar Bhanwala, Mr. Santhosh Keshavan, Mrs. Renu Karnad and Mr. Kaizad Bharucha. The CSR & ESG Committee met six times during fiscal year 2026.

IT Strategy Committee

Brief Terms of Reference / Roles and Responsibilities

•	Approving IT strategy and related policy documents and reviewing the same from time to time and ensuring that management has put an effective strategic planning process in place.

•

Approving the Bank’s IT strategy and budget to ensure they align with the Bank’s business needs, and approving re-allocation of resources within IT to facilitate meeting the Bank’s priorities and business needs.

•	Providing guidance on the review of third-party assessment outcomes, risks and compliance pertaining to IT outsourcing.

•	Reviewing the plans for managing IT security and mitigating potential vulnerabilities, and overseeing IT risks and controls and reviewing actions taken by the IT department to address such risks.

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

As of March 31, 2026, the IT Strategy Committee consisted of Mr. Santhosh Keshavan (Chairman), Dr. (Mrs.) Sunita Maheshwari, Mr. M. D. Ranganath, Mr. Sashidhar Jagdishan, Mr. V. Srinivasa Rangan and Prof. H. Krishnamurthy (external IT consultant). The IT Strategy Committee met seven times during fiscal year 2026.

Mr. Atanu Chakraborty ceased to be a member of the IT Strategy Committee with effect from March 18, 2026, the date of his resignation as a director on our Board of Directors.

Review Committee for Willful Defaulters’ Identification

Brief Terms of Reference / Roles and Responsibilities

•	Providing an opportunity for a personal hearing to the borrower, guarantor, promoter, director, or persons who are in charge and responsible for the management of the affairs of the defaulting entity;

•

In case the opportunity is not availed of or if the personal hearing is not attended by the borrower, guarantor, promoter, director, or persons who are in charge and responsible for the management of the affairs of the defaulting entity, after assessing the facts or material on record, including written representations, if any, considering the proposal of the Executive Identification Committee and making a decision; and

•	Passing a reasoned order and communication of the same to the willful defaulter.

As of March 31, 2026, the Review Committee for Willful Defaulters’ Identification consisted of Mr. Sashidhar Jagdishan (Chairman), Mr. M. D. Ranganath and Mr. Sandeep Parekh. No meetings of the Review Committee for Willful Defaulters’ Identification were held during fiscal year 2026.

Mr. Bhavesh Zaveri ceased to be a member of the Review Committee for Willful Defaulters’ Identification with effect from April 18, 2026 upon the completion of his term as an Executive Director.

Review Committee for Non-Cooperative Borrowers

The Board has constituted a Review Committee to review matters related to non-cooperative borrowers, which are handled by the Internal Committee of Executives appointed for this purpose.

As of March 31, 2026, the Review Committee for Non-Cooperative Borrowers consisted of Mr. Sashidhar Jagdishan (Chairman), Mr. M. D. Ranganath and Mr. Sandeep Parekh. No meetings of the Review Committee for Non-Cooperative Borrowers were held during fiscal year 2026.

Mr. Bhavesh Zaveri ceased to be a member of the Review Committee for Non-Cooperative Borrowers with effect from April 18, 2026 upon the completion of his term as an Executive Director.

Investments Strategy Committee

Brief Terms of Reference / Roles and Responsibilities

•

Exploring and evaluating the feasibility of various monetization initiatives and potential opportunities in respect of investment / divestment in various subsidiaries and/or group companies of the Bank, including but not limited to sale, divestment of equity stake, monetizing investments under the process of initial public offer or further public offer or other strategies.

•	Appointing merchant bankers, legal advisors, consultants and other agencies toward exploration / evaluation of potential investment / divestment opportunities, as it may deem fit.

•	Reviewing progress, for the proposals approved by the Investments Strategy Committee and the Board of Directors or providing relevant recommendations, if any, to the Board.

As of March 31, 2026, the Investments Strategy Committee consisted of Mr. Keki Mistry (Chairman), Mr. M. D. Ranganath, and Mr. Sandeep Parekh. The Investments Strategy Committee met 10 times during fiscal year 2026.

Committee for Resolution of NCLT Matters

Brief Terms of Reference / Roles and Responsibilities

•	Reviewing and deciding on requests / requirements involving principal write-offs of over Rs. 50 million and up to Rs. 5 billion only for wholesale and WE accounts.

•	Deciding on voting in favor or against proposals submitted to the committee of creditors/ lenders in relation to the above categories of loans, for and on behalf of the Bank.

As of March 31, 2026, the Committee for Resolution of NCLT Matters consisted of Mr. Sandeep Parekh (Chairman), Dr. (Mr.) Harsh Kumar Bhanwala, Mr. Kaizad Bharucha and Mr. V. Srinivasa Rangan. The Committee for Resolution of NCLT Matters met two times during fiscal year 2026.

Special Committee of Independent Directors for Legal Review

The Board, at its meeting held on March 26, 2026, approved the constitution of a Special Committee of Independent Directors for Legal Review comprised of Mr. M. D. Ranganath, Mrs. Lily Vadera, Dr. (Mr.) Harsh Kumar Bhanwala and Mr. Sandeep Parekh to provide oversight regarding the legal review undertaken with respect to the statements made by Mr. Atanu Chakraborty, our former Part-Time Chairman, in his resignation letter. The Special Committee of Independent Directors for Legal Review aimed to ensure the timely and comprehensive flow of relevant information between the Bank and external law firms, to enable such external law firms to conduct the legal review.

Meeting of the Independent Directors

The Independent Directors hold separate meetings, at such intervals as may be considered necessary, without the presence of the management of the Bank. These meetings provide an opportunity for the Independent Directors and other Non-Executive Directors (“NEDs”) to review and assess, inter alia, the performance of the Executive Directors and other NEDs, the functioning of the Board as a whole and the effectiveness of the Committees of the Board, and to discharge such other responsibilities as may be required under applicable legal and regulatory frameworks.

In the course of these meetings, apart from carrying out performance evaluations, the Independent Directors assess and review the quality, adequacy and timeliness of the flow of information between the Bank’s management and the Board. During fiscal year 2026, the Independent Directors noted that the information made available to the Board was comprehensive and timely and such information enabled meaningful deliberations and informed decision-making.

The Independent Directors met ten times during the year on April 18, 2025, June 19, 2025, July 18, 2025, August 20, 2025, September 18, 2025, October 17, 2025, November 27, 2025, January 16, 2026, February 25, 2026 and March 26, 2026. All Independent Directors attended these Meetings except in the instances set out below wherein a leave of absence was granted:

•	Dr. (Mrs.) Sunita Maheshwari could not attend the Independent Directors’ meetings held on April 18, 2025, June 19, 2025, January 16, 2026 and February 25, 2026;

•	Mr. Santhosh Keshavan could not attend the Independent Directors’ meetings held on April 18, 2025 and June 19, 2025; and

•

Mr. Atanu Chakraborty resigned as a Part-Time Chairman and Independent Director of the Bank with effect from March 18, 2026, and, accordingly, was ineligible to attend the Independent Directors’ meeting held on March 26, 2026.

Committees of Executives

We have also established committees of executives that meet frequently to discuss and determine the management of assets and liabilities and other operations and personnel issues.

Borrowing Powers of Directors

At our 21st Annual General Meeting held on July 21, 2015, our shareholders passed a special resolution pursuant to Section 180(1)(c) of the Companies Act authorizing the Board of Directors of the Bank (hereinafter referred to as “Board” and which term shall be deemed to include any Committee of the Board or any other persons to whom powers are delegated by the Board as permitted under the Companies Act or rules thereunder) to borrow, for the purpose of conducting the Bank’s business, such sum or sums of money as they may deem necessary, notwithstanding the fact that the money so borrowed and the monies to be borrowed from time to time (apart from (i) temporary loans obtained from the companies banker in the ordinary course of business and (ii) acceptances of deposits of money from the public repayable on demand or otherwise and withdrawable by check, draft, order or otherwise, as well as temporary loans obtained in the ordinary course of business from banks, whether in India or outside India) will exceed the aggregate of the paid-up capital of the Bank and its free reserves, provided that the total outstanding amount of such borrowings shall not exceed Rs. 500.0 billion over and above the aggregate of the paid-up capital of the Bank and its free reserves at any time.

Further at our 31st Annual General Meeting held on August 8, 2025, our shareholders passed a special resolution authorizing the Board to borrow/raise funds by issuing unsecured Perpetual Debt Instruments (part of Additional Tier I Capital), Tier II Capital Bonds and Long-Term Bonds (financing of infrastructure and affordable housing), on a private placement basis and/or for making offers and/or invitations therefor and/or issue(s)/issuances therefor, on a private placement basis, even if the amount to be borrowed/raised exceeds/will exceed the limit as specified in clause (c) of sub-section (1) of Section 180 of the Companies Act for a period of one year from the date thereof, in one or more tranches and/or series and under one or more shelf disclosure documents and/or one or more issues/letters of offer or such other documents or amendments/revisions thereof and on such terms and conditions for each series/tranche including the price, coupon, premium, discount, tenor, listing, etc. as may be deemed fit by the Board, as per the structure and within the limits permitted by the RBI, of an amount in aggregate not exceeding Rs. 600.0 billion.

At its meeting held on April 18, 2026, the Board approved the issuance of Perpetual Debt Instruments (part of Additional Tier I Capital), Tier II Capital Bonds and Long-Term Bonds (financing of infrastructure and affordable housing) up to a total amount of Rs. 600.0 billion for a period of 12 months following the date of approval by shareholders, on a private placement basis.

Compensation of Directors and Members of Our Senior Management

The compensation arrangements for our Chairperson, Managing Director, Deputy Managing Director and Executive Directors are approved by the shareholders and the RBI on the recommendation of our Board of Directors.

During fiscal year 2026, the aggregate amount of compensation paid to our Managing Director, Deputy Managing Director, Executive Directors and members of our senior management as of March 31, 2026, was Rs. 1,418.0 million. This remuneration includes basic salary, allowances, performance bonus, and cash allowances in lieu of perquisites or the taxable value of perquisites (if availed of) as computed under the income tax rules, but excludes gratuities, provident fund settlements, superannuation settlements and perquisites upon the exercise of stock options.

The details of the remuneration payable during fiscal year 2026 to Mr. Sashidhar Jagdishan, Managing Director and CEO, Mr. Kaizad Bharucha, Deputy Managing Director, Mr. Bhavesh Zaveri, Executive Director and Mr. V. Srinivasa Rangan, Executive Director, are as follows:

Particulars	Sashidhar Jagdishan		Kaizad Bharucha		Bhavesh Zaveri(10)		V. Srinivasa Rangan
	(Rs. in million, except stock options)
Basic	33.1		36.0		20.2		40.3
Allowances and perquisites	36.3		40.0		25.3		29.8
Provident fund	4.0		4.3		2.4		4.8
Superannuation	5.0		5.4		3.0		6.0
Performance bonus	55.9	(1)	43.7	(2)	20.2	(3)	31.8	(4)
Number of stock options granted during the year(5)	428,405	(6)	363,239	(7)	138,542	(8)	293,538	(9)

1.

Sashidhar Jagdishan, Managing Director and CEO, was paid total cash variable pay of Rs. 55.9 million (this also included payment received as part of deferred cash variable of previous years paid to Mr. Sashidhar Jagdishan in the fiscal year 2025-26) and comprised the following:

i)

Per RBI directions, 50 percent of the cash variable pay for the performance year 2024-25, i.e., Rs. 26.7 million (computed as one half of the total cash variable pay approved by the RBI, which was Rs. 53.5 million) was paid in January 2026.

ii)	Per RBI directions, Tranche 1 of the deferred cash variable pay for the performance year 2023-24 i.e., Rs. 8.8 million, was paid in January 2026.
iii)	Per RBI directions, Tranche 2 of the deferred cash variable pay for the performance year 2022-23 i.e., Rs. 8.3 million, was paid on February 2026.
iv)	Per RBI directions, Tranche 3 of the deferred cash variable pay for the performance year 2021-22 i.e., Rs. 8.6 million, was paid in March 2026.
v)	Per RBI directions, Tranche 3 of the deferred cash variable pay for the performance year 2020-21 i.e., Rs. 3.5 million, was paid in July 2025.
2.

Mr. Kaizad Bharucha, Deputy Managing Director, was paid total cash variable pay of Rs. 43.7 million (this also included payment received as part of deferred cash variable of previous years paid to Mr. Kaizad Bharucha in the fiscal year 2025-26) and comprised the following:

i)

Per RBI directions, 50 percent of the cash variable pay for the performance year 2024-25, i.e. Rs. 30.7 million (computed as one half of the total cash variable pay approved by the RBI, which was Rs. 61.4 million), was paid on January 2026.

ii)	Per RBI directions, Tranche 2 of the deferred cash variable pay for the performance year 2022-23 i.e., Rs. 6.8 million, was paid in February 2026.
iii)	Per RBI directions, Tranche 3 of the deferred cash variable pay for the performance year 2021-22 i.e., Rs. 6.2 million, was paid on March 2026.
3.

Mr. Bhavesh Zaveri, Executive Director (designated on April 19, 2023), was paid total cash variable pay of Rs. 20.2 million (this also included payment received as part of deferred cash variable of previous years paid to Mr. Bhavesh Zaveri in fiscal year 2025-26 for both the period after his designation as an Executive Director and the period prior to said designation), and comprised the following:

i)

Per RBI directions, 50 percent of the cash variable pay for the performance year 2024-25, i.e., Rs. 11.7 million (computed as one half of the total cash variable pay approved by the RBI, which was Rs. 23.4 million), was paid in January 2026.

ii)	Per RBI directions, Tranche 1 of the deferred cash variable pay for the performance year 2023-24 i.e., Rs. 4.4 million, was paid in January 2026
iii)	Per RBI directions, Tranche 2 of the deferred cash variable pay for the performance year 2022-23 i.e., Rs. 1.3 million, was paid in September 2025.

iv)	Per RBI directions, Tranche 3 of the deferred cash variable pay for the performance year 2021-22 i.e., Rs. 2.8 million, was paid in September 2025.
4.

Mr. V. Srinivasa Rangan, Executive Director (designated on November 23, 2023), was paid total cash variable pay of Rs. 31.8 million (this also included payment received as part of deferred cash variable of previous years paid to Mr. V. Srinivasa Rangan in the fiscal year 2025-26) and comprised the following:

i)

Per RBI directions, 50 percent of the cash variable pay for the performance year 2024-25, i.e., Rs. 24.8 million (computed as one half of the total cash variable pay approved by RBI, which was Rs. 49.6 million), was paid in January 2026.

ii)	Per RBI directions, Tranche 1 of the deferred cash variable pay for the performance year 2023-24 i.e., Rs. 7.0 million, was paid in January 2026.
5.

The vesting schedule for the stock options outlined below is as follows: 25 percent after expiry of twelve months from date of grant, 25 percent after expiry of 24 months from the date of grant, 25 percent after expiry of 36 months from the date of grant and the remaining 25 percent of options after expiry of 48 months from the date of grant. The vested options need to be exercised within a period of four years from the respective dates of their vesting, failing which, they shall lapse forthwith.

6.

Mr. Sashidhar Jagdishan was granted a total of 428,405 employee stock options with a face value of Rs. 1.0 each at a grant price of Rs. 928.10 for the performance year 2024-25 on February 3, 2026, which was approved by the RBI vide its letter dated December 2, 2025.

7.

Mr. Kaizad Bharucha was granted a total of 363,239 employee stock options with a face value of Rs. 1.0 each at a grant price of Rs. 928.10 for the performance year 2024-25 on February 3, 2026, which was approved by the RBI vide its letter dated December 2, 2025.

8.

Mr. Bhavesh Zaveri was granted a total of 138,542 employee stock options with a face value of Rs. 1.0 each at a grant price of Rs. 928.10 for the performance year 2024-25 on February 3, 2026, which was approved by the RBI vide its letter dated December 2, 2025.

9.

Mr. V. Srinivasa Rangan was granted a total of 293,538 employee stock options with a face value of Rs. 1.0 each at a grant price of Rs. 928.10 for the performance year 2024-25 on February 3, 2026, which was approved by the RBI vide its letter dated December 2, 2025.

10.	On April 18, 2026, Mr. Bhavesh Zaveri ceased to be an Executive Director of the Bank due to the completion of his tenure.

For additional information about the terms of stock options, including how exercise prices are set, see “Management—Employees’ Stock Options”.

The Bank provides a gratuity scheme for the benefit of all employees who have completed a minimum of five years of continuous service, including our Managing Director, Deputy Managing Director, Executive Directors and officers. This scheme provides for the payment of a gratuity in the form of a lump-sum payment upon the retirement, termination or resignation of employment or death while in employment of employees in an amount equal to 15 days’ wages (30 days for HDFC Limited employees up to July 1, 2023), payable for each completed year of service. The Bank makes annual contributions to a gratuity fund administered by trustees and managed by insurance companies. The Bank accounts for the liability of future gratuity benefits based on an independent external actuarial valuation, which is carried out annually. Perquisites, which are evaluated as per the income tax rules, where applicable, or, alternatively, at the actual cost to the Bank, are also provided to directors. Further, employees directly hired at overseas locations are not eligible for gratuity in India. Available perquisites include furnished accommodation, including gas, electricity, water, telephone, furnishings and the use of a vehicle, club fees, personal accident insurance, reimbursement for medical expenses, leave travel concessions and retirement benefits, such as provident funds, superannuation fund gratuity and National Pension Scheme (except sales officers and whole-time Directors). See Note 25 “Retirement Benefits” in our consolidated financial statements.

All the NEDs, including the Independent Directors and the Chairman, receive sitting fees and reimbursement of out of pocket expenses for attending each meeting of the Board. No stock options are granted to any of the NEDs.

The sitting fees for attending meetings of the Board, Audit Committee, Governance, Nomination & Remuneration Committee, Risk Policy & Monitoring Committee, Customer Service Committee, Credit Approval Committee, IT Strategy Committee, Investments Strategy Committee, Stakeholders’ Relationship Committee, CSR & ESG Committee, Fraud Monitoring Committee, Premises Committee, Committee for Resolution of NCLT Matters and meetings of Independent Directors are Rs. 100,000 per meeting, per NED.

For other committees, the sitting fees are Rs. 50,000 per meeting, per NED, i.e., the Review Committee for Willful Defaulters’ Identification and Review Committee for Non-Cooperative Borrowers.

Additionally, during fiscal year 2026, sitting fees of Rs. 100,000 were paid to the Members of the Special Committee of Independent Directors for Legal Review for committee meetings conducted on March 26, 2026 and March 27, 2026. The Members of the Special Committee of Independent Directors waived receipt of sitting fees for attending any other meetings held by the committee.

The details of sitting fees and remuneration paid to Non-Executive Directors during fiscal year 2026 are as follows:

Director	Sitting Fees (in Rs.)	Remuneration (in Rs.)
Mr. Keki Mistry	3,500,000	3,000,000
Mr. M. D. Ranganath	9,600,000	3,000,000
Mr. Sandeep Parekh	12,000,000	3,000,000
Dr. (Mrs.) Sunita Maheshwari(1)	4,500,000	3,000,000
Mrs. Lily Vadera	6,900,000	3,000,000
Dr. (Mr.) Harsh Kumar Bhanwala	7,900,000	3,000,000
Mr. Santhosh Keshavan	4,000,000	3,000,000
Mrs. Renu Karnad	8,300,000	3,000,000
Mr. Atanu Chakraborty(2)	5,900,000	4,825,269
Total	62,600,000	28,808,602

(1)

Dr. (Mrs.) Sunita Maheshwari was re-appointed as an Independent Director of the Bank for a period of three years with effect from March 30, 2026 to March 29, 2029 (both days inclusive), not liable to retire by rotation, as approved by the shareholders’ through postal ballot on April 26, 2026 Accordingly, in fiscal year 2026, Dr. (Mrs.) Maheshwari was paid Rs. 2,983,333 in fixed remuneration, computed and paid on a proportionate basis up to March 29, 2026, and the remainder of her Rs. 3,000,000 annual remuneration will be paid in fiscal year 2027.

(2)

Mr. Atanu Chakraborty ceased to be the Part-time Chairman and Independent Director of the Bank with effect from March 18, 2026 Accordingly, the fixed remuneration paid to Mr. Chakraborty for fiscal year 2026 was computed and paid on a proportionate basis up to March 18, 2026. In addition, Mr. Chakraborty was paid sitting fees for attending the Board and Committee meetings and provision of a car for official and personal use up to the date of his cessation as a Part-time Chairman and Independent Director of the Bank (i.e., March 18, 2026).

Pursuant to the circular issued by the RBI on “Review of Fixed Remuneration Granted to Non-Executive Directors” dated February 9, 2024, read with the RBI circular and subsequent resolution passed by the shareholders of the Bank through Postal ballot on March 29, 2024, the remuneration paid to Non-Executive Directors except the Part-time Chairman is currently Rs. 3.0 million per annum per Non-Executive Director. The Non-Executive Directors of the Bank, other than the Part-time Chairman, were paid such compensation for fiscal year 2026 in addition to payment of sitting fees and reimbursement of expenses for attending the Board and Committee meetings.

During fiscal year 2026, there were no other pecuniary relationships or transactions of the Non-Executive Directors vis-à-vis the Bank, except banking transactions in the ordinary course of business done on an arm’s-length basis.

Other than our Managing Director, Deputy Managing Director and Executive Director, none of our Directors currently has a service contract with us. The service contract with our Deputy Managing Director, Mr. Kaizad Bharucha, provides for benefits upon termination of employment. Upon retirement, Mr. Kaizad Bharucha will be eligible for benefits including health insurance and a vehicle for personal use, as approved by the RBI vide its letter dated May 29, 2014. The Bank will obtain RBI approval under Section 35B of the Banking Regulation Act, 1949 at the time of actual grant of such facilities to Mr. Kaizad Bharucha at the time of his retirement. No other service contracts provide for benefits upon termination of employment.

Loans to Members of Our Senior Management

Loans to members of our senior management are granted in the normal course of business, as is the case with employees of the Bank. All loans granted to members of senior management are in accordance with the provisions of local regulations. The table below provides the details of staff loans granted to our senior management as of March 31, 2026:

Name	Largest amount outstanding since March 31, 2025	Amount outstanding as of March 31, 2026	Interest rate as of March 31, 2026 (%)	Nature of Loan
	(Rs. in millions, except percentages)

Ashish Parthasarthy	4.40	4.29	2.50	Housing Loan

Arvind Vohra	2.19	2.13	2.50	Housing Loan

Bhavesh Zaveri	5.48	5.25	5.00	Additional Housing Loan

Bhavesh Zaveri	5.47	5.25	2.50	Housing Loan

N Srinivasan	10.00	8.94	2.50	Housing Loan

N Srinivasan	0.39	0.27	5.00	Personal Loan

Nirav Shah	6.45	6.30	5.00	Additional Housing Loan

Nirav Shah	6.21	6.08	2.50	Housing Loan

Nirav Shah	0.38	0.26	5.00	Personal Loan

Ravi Santhanam	6.02	5.70	5.00	Additional Housing Loan

Ravi Santhanam	5.93	5.60	2.50	Housing Loan

Sashi Jagdishan	2.41	1.95	2.50	Housing Loan

Sumant Vinay Rampal	1.19	1.09	2.50	Housing Loan

Sanjay Dsouza	4.15	3.95	5.00	Additional Housing Loan

Sanjay Dsouza	4.13	3.94	2.50	Housing Loan

S. Sampath Kumar*	0.25	0.12	5.00	Personal Loan

Sanmoy Chakrabarti	6.76	6.41	5.00	Additional Housing Loan

Sanmoy Chakrabarti	6.65	6.27	2.50	Housing Loan

Mr Suketu Kapadia	0.52	0.45	5.00	Additional Housing Loan

Mr Suketu Kapadia	10.39	8.75	2.50	Housing Loan

Vivek Capoor	0.40	0.17	2.50	Housing Loan

*	Mr. S. Sampath Kumar ceased to be an employee of the Bank effective March 18, 2026.

Employees’ Stock Options

Our shareholders approved plan “A” in January 2000, plan “B” in June 2003, plan “C” in June 2005, plan “D” in June 2007, plan “E” in June 2010, plan “F” in June 2013, Plan “G” in July 2016 and Plan “H” in August 2024 for the issuance of stock options to employees and directors of the Bank under the Employee Stock Option Schemes (“ESOSs”), namely ESOS-001 to ESOS-062.

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

Our NRC has approved the issuance of options under these plans several times since January 2000. Stock options granted under ESOS-001 to ESOS-009 vest at the rate of 30.0 percent, 30.0 percent and 40.0 percent on each of the three successive anniversaries following the date of grant; stock options granted under ESOS-010 to ESOS-013 vest at the rate of 50.0 percent on each of the two successive anniversaries following the date of grant; stock options granted under ESOS-014 and ESOS-015 vest completely on the first anniversary of the date of the grant; stock options granted under ESOS-016 to ESOS-018 vest at the rate of 75.0 percent and 25.0 percent on each of the two successive anniversaries following the date of grant; stock options granted under ESOS-019 to ESOS-026 vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent on each of the three successive anniversaries following the date of grant; stock options granted under ESOS-027 and ESOS-028 vest at the rate of 40.0 percent, 30.0 percent and 30.0 percent at intervals of fifteen months, twenty-seven months and thirty-nine months; stock options granted under ESOS-029 to ESOS-32 vest at the rate of 35.0 percent, 30.0 percent, 20.0 percent and 15.0 percent on each of the four successive anniversaries following the date of grant; stock options granted under ESOS-33 to ESOS-47, ESOS-049 to ESOS-050, ESOS-052 to ESOS-054, ESOS-056, ESOS-058 to ESOS-060 and ESOS -062 vest at the rate of 25.0 percent each of the four successive anniversaries following the date of grant; stock options granted under ESOS-048, ESOS-051, ESOS-055 and ESOS-057 vest at the rate of 33.0 percent, 33.0 percent and 34.0 percent on each of the three successive anniversaries following the date of grant; and stock options granted under ESOS-061 vest at the rate of 15.0 percent, 20.0 percent, 25.0 percent and 40.0 percent on each of the four successive anniversaries following the date of grant.

In terms of the Scheme Document, upon completion of the Transaction, 48,559,681 options of equity shares having a face value of Rs. 1.0 each were granted to the merged employees as replacement of their options with HDFC Limited.

All of the above are subject to standard vesting conditions. In fiscal year 2026, 56.43 million equity shares having a face value of Rs. 1.0 each were allotted as a result of the exercise of stock options by the employees of the Bank. This resulted in our paid-up capital increasing by Rs. 56.43 million and the share premium increasing by Rs. 51,021 million. As of March 31, 2026, 233,964,038 options, convertible to equity shares having a face value of Rs. 1.0 each, were outstanding.

On August 21, 2025, the shareholders of the Bank approved the Bonus Issuance by postal ballot in the proportion of one equity share for every one equity share held (including ADS holders) as of August 27, 2025, the record date fixed for this purpose. Based on the number of stock options outstanding as of August 27, 2025 (being the record date for the Bonus Issuance), 115,808,053 options were granted to eligible employees pursuant to the Bonus Issuance.

Restricted Stock Units (“RSUs”)

Our shareholders approved the Employees’ Stock Incentive Master Scheme 2022 (“ESIS-2022”) in May 2022 and approved further amendments to ESIS-2022 in May 2024 and May 2026. The Bank reserved 200.0 million equity shares (as adjusted for the Bonus Issuance) with an aggregate nominal value of Rs. 200.0 million (as adjusted for the Bonus Issuance) for the grant of RSUs to employees and whole-time directors of the Bank at a face value of Rs. 1.0 each. Further to the amendments to ESIS-2022, grants under the ESIS-2022 can be made over a period of nine years from the date of approval by the NRC, i.e., until May 13, 2031. Additionally, pursuant to the amendments to ESIS-2022 in May 2026, the maximum number of RSUs that can be granted to an individual employee per annum was increased from 15,000 RSUs (adjusted to 30,000 RSUs pursuant to the Bonus Issuance) to 50,000 RSUs. During fiscal year 2026, 7.67 million shares were allotted as a result of the exercise of RSUs by employees of the Bank. As of March 31, 2026, 31,719,700 RSUs, convertible to equity shares of Rs. 1.0 each, were outstanding.

Similar to the grant of options on account of the Bonus Issuance, based on the number of RSUs outstanding as of August 27, 2025 (being the record date for the Bonus Issuance), 13,954,070 RSUs were granted to eligible employees pursuant to the Bonus Issuance.

Other Compensation

All employees, including our Managing Director, Deputy Managing Director, Executive Directors and officers, receive the benefit of our gratuity and provident fund retirement schemes. Employees directly hired at overseas locations are not eligible for India gratuity. Our superannuation fund covers all employees at a senior manager level and above, including our Managing Director, Deputy Managing Director and Executive Directors. Our gratuity scheme, required under Indian law to be paid to an employee following the completion of a minimum of five years of continuous service, is a defined benefit plan which, upon the retirement, termination of employment or death while in employment of such employee, pays a lump sum equal to 15 days’ basic salary (30 days for HDFC Limited employees up to July 1, 2023) for each completed year of service. The superannuation fund is a retirement plan under which we contribute annually 13.0 percent (15.0 percent for the Managing Director, Deputy Managing Director, Executive Directors and certain employees of CBoP) of the eligible employee’s annual salary to the administrator of the fund. In the case of the provident fund (“PF”), as required by Indian law, each of the employer and the employee contributes monthly at a determined rate of 12.0 percent of the employee’s PF base salary. Of this 12.0 percent, the Bank contributes a specified amount (8.33 percent of the lower of Rs. 15,000 or the employee’s PF base salary) to the pension scheme administered by the Regional Provident Fund Commissioner, and the balance is contributed to a fund set up by the Bank and administered by a board of trustees.

Controls and Procedures

Disclosure Controls and Procedures

The Bank performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of March 31, 2026. Based on this evaluation, our Principal Executive Officer, Mr. Sashidhar Jagdishan, and our Principal Financial Officer, Mr. Srinivasan Vaidyanathan, have concluded that our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions about required disclosure.

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

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2026. In conducting its assessment, management based its evaluation on the framework contained in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on its assessment, management has concluded that our internal control over financial reporting was effective as of March 31, 2026. Our independent registered public accounting firm, KPMG Assurance and Consulting Services LLP (“KPMG”), has performed an integrated audit and has issued their report, included herein, on (1) our consolidated financial statements, and (2) the effectiveness of our internal controls over financial reporting as of March 31, 2026.

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

Code of Ethics/Conduct

We have adopted the Codes of Conduct, which are applicable to employees at all levels of the Bank.The Codes of Conduct include guidelines and together can be considered a Code of Ethics, as defined in Item 16B of Form 20-F. The Codes of Conduct are available free of charge on the Bank’s website. On April 19, 2025, the Board amended the Code of Ethics/Conduct for directors and senior management to (a) specifically include the term “independent directors” and (b) allow NEDs to take up advisory positions in other entities, unless there is a “direct conflict of interest” with the Bank. The Code of Conduct and Ethics Manual applicable to all employees of the Bank was last reviewed and approved by the Board on August 21, 2025.

We encourage an open and transparent system of working with employees, customers and members of the general public that come into contact with the Bank by way of the highest standards of integrity and ethical behavior. Through the Bank’s whistleblower policy (the “Whistleblower Policy”), the Bank encourages and empowers its employees and stakeholders to make or report any protected disclosures under the Whistleblower Policy through an established mechanism, without any fear of reprisal, retaliation, discrimination, or harassment of any kind. The Whistleblower Policy covers protected disclosures related to any violation or suspected violation of the Code of Conduct, including (a) breaches of applicable law(s), (b) fraud, criminal offenses, corruption, or misuse of office to obtain personal benefit or pecuniary advantage for oneself or any other person, (c) leakage or suspected leakage of unpublished price sensitive information in violation of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 2015 and the Share Dealing Code of the Bank, (d) willful data breach or unauthorized disclosure of the Bank’s proprietary data, including customer data and (e) any irregular, unethical or questionable loans to related parties.

Principal Accountant Fees and Services

The following table sets forth, for the fiscal years indicated, the fees pertaining to KPMG, our principal accountant, and its associated entities for various services provided during those periods:

	Fiscal Year Ended
Type of Services	March 31, 2025	March 31, 2026	Description of Services
	(in millions)
Audit services	Rs. 323.4	Rs. 350.6	Audit of financial statements
Audit-related services	1.0	6.1	Certifications, Agreed upon procedures and tax audit
Tax services	4.2	4.1	Tax services
Other services	0.1	—	Other services
Total	Rs. 328.8	Rs. 360.8

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

Compliance with NYSE Listing Standards on Corporate Governance

We are incorporated under the Companies Act and our equity shares are listed on the BSE Limited and the National Stock Exchange of India Limited, which are the major stock exchanges in India. Our corporate governance framework is in compliance with the Companies Act 2013 and rules made thereunder and the regulations and guidelines of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”). We also have ADSs listed on the NYSE.

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
An NYSE listed company needs to have a majority of independent directors. [NYSE Listed Company Manual Section 303A.01]

The board of a listed company must have a combination of executive and non-executive directors, including at least one female director, and not less than 50 percent of the board of directors shall comprise non-executive directors. The board of directors of the top 1,000 listed entities are required to have at least one independent female director.

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

A director must meet certain criteria in order to qualify as “independent,” as affirmatively determined by the Board. [NYSE Listed Company Manual Section 303A.02]	A director must meet certain criteria in order to qualify as an “independent director”. The appointment, reappointment or removal of an independent director of a listed entity, shall be subject to the approval of shareholders by way of a special resolution. No independent director who resigns from a listed entity shall be appointed as an executive or whole-time director on the board of the listed entity, its holding, subsidiary or associate company or on the board of a company belonging to its promoter group, unless a period of one year has elapsed from the date of resignation as an independent director.

Executive Sessions

Non-management directors need to meet at regularly scheduled executive sessions without management. [NYSE Listed Company Manual Section 303A.03]	The board of directors of a listed company must meet at least four times a financial year, with a maximum time gap of 120 days between any two consecutive meetings. The independent directors of the listed company must hold at least one meeting in each fiscal year without the presence of the non-independent directors and the members of management, and all the independent directors have to endeavor to be present at such meeting.

Nominating/Corporate Governance Committee

An NYSE listed company needs to have a nominating/corporate governance committee composed entirely of independent directors. [NYSE Listed Company Manual Section 303A.04]	A listed company needs to have a nomination and remuneration committee. The nomination and remuneration committee shall comprise at least three directors and all directors must be non-executive directors with at least two-thirds of the directors being independent directors.

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

The board may delegate the monitoring and review of the risk management plan to the risk management committee.

Shareholder Approval of Equity Compensation Plans

Shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with limited exemptions. [NYSE Listed Company Manual Section 303A.08]	Under the SEBI (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, shareholders’ approval is required for all equity compensation plans and material revisions thereto.

Corporate Governance Guidelines/Code of Ethics

An NYSE listed company needs to adopt and disclose corporate governance guidelines. [NYSE Listed Company Manual Section 303A.09]	A listed company is required to comply with all mandatory corporate governance requirements as prescribed under the Companies Act or the statute under which such listed entity is constituted and the SEBI Listing Regulations, and disclose such compliance to stock exchanges in the corporate governance report contained in the listed company’s annual report. The listed company should also state in its annual report the extent to which it has complied with the non-mandatory corporate governance requirements. The listed entity is also required to submit a compliance report on corporate governance on a quarterly basis.

An NYSE listed company needs to adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. [NYSE Listed Company Manual Section 303A.10]	A listed company needs to adopt a code of conduct (or code of ethics), which is applicable to all members of the board of directors and senior management. The company’s annual report and the yearly compliance report on corporate governance must both disclose any non-compliance with any requirement of the compliance report on corporate governance and contain a declaration signed by the CEO stating that all board members and senior management personnel have complied with the code of conduct.

Certifications as to Compliance

The CEO of each NYSE listed company must certify on an annual basis that he or she is not aware of any violation by the company of the NYSE corporate governance listing standards. [NYSE Listed Company Manual Section 303A.12]	The CEO and the CFO are required to provide an annual certification on the true and fair view of the company’s financial statements and compliance with existing accounting standards, applicable laws and regulations. In addition, a listed company is required to submit a quarterly compliance report and an annual corporate governance report to stock exchanges which must include a certificate from either the auditors or the practicing company secretary regarding the company’s compliance with the conditions of corporate governance. A listed company is also required to submit a secretarial compliance report to stock exchanges annually. With effect from April 1, 2025, such secretarial compliance report should be signed only by the secretarial auditor or by a peer reviewed company secretary who satisfies the conditions laid down in the SEBI Listing Regulations.

Posting of Charters and Guidelines on Website

An NYSE listed company is required to post the charters of its audit, compensation, and nominating/corporate governance committees, its corporate governance guidelines, and its code of business conduct and ethics on the company’s website, and to state in its proxy statement or annual report that these documents are so posted. The listed company’s website address must be included in such postings. [NYSE Listed Company Manual Sections 303A.04, 303A.05, 303A.07, 303A.09 and 303A.10]	A listed company must maintain a functional website containing information about the company including, inter alia, information regarding the composition of various board committees, the company’s code of conduct, details of certain policies, a copy of its annual report and contact information.

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

PRINCIPAL SHAREHOLDERS

The Board of Directors of the Bank at its meeting held on April 4, 2022, approved a composite scheme of amalgamation (the “Scheme”) for the amalgamation of: (i) the Amalgamated Subsidiaries, each a subsidiary of HDFC Limited, with and into HDFC Limited, and (ii) HDFC Limited with and into the Bank, which received all the required approvals and became effective from July 1, 2023. Pursuant to the Transaction, HDFC Limited was dissolved without being wound-up and consequently, the Bank ceased to have a promoter on July 1, 2023. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—FY 2024 Transaction with HDFC Limited”.

The following table contains information relating to the beneficial ownership of our equity shares as of March 31, 2024, 2025 and 2026 by:

•	each person or group of affiliated persons known by us to beneficially own one percent or more of our equity shares (which is the percentage that the Bank is required to disclose in India); and

•	our individual directors and their relatives as a group.

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

Equity Shares Held as of	March 31, 2024		March 31, 2025		March 31, 2026
Shareholder	Number of Equity Shares	Percentage of Total Equity Shares Outstanding	Number of Equity Shares	Percentage of Total Equity Shares Outstanding	Number of Equity Shares(1)	Percentage of Total Equity Shares Outstanding
SBI NIFTY 50 ETF	440,585,075	5.80%	485,935,660	6.35%	993,613,386	6.46%
Life Insurance Corporation of India	345,177,854	4.54%	360,773,905	4.71%	622,498,390	4.04%
ICICI Prudential Large Cap Fund	164,729,251	2.17%	214,966,966	2.81%	570,646,284	3.71%
HDFC Trustee Company Limited - HDFC Flexi Cap Fund	170,565,154	2.25%	175,918,810	2.30%	396,846,630	2.58%
NPS Trust- A/C HDFC Pension Fund Management Limited Scheme E - Tier I	103,775,514	1.37%	115,748,627	1.51%	369,340,663	2.40%
Nippon Life India Trustee Ltd-A/C Nippon India ETF Nifty 50 BeES	108,968,248	1.43%	129,711,189	1.70%	333,242,858	2.16%
Government of Singapore	181,624,608	2.03%	192,677,328	2.30%	318,766,804	2.07%
UTI Nifty 50 ETF	133,295,707	1.75%	137,531,862	1.80%	311,104,494	2.02%
Government Pension Fund Global	94,884,297	1.25%	95,058,803	1.24%	177,290,295	1.15%
Kotak Arbitrage Fund	75,694,971	1.00%	62,223,301	0.81%	173,737,517	1.13%
Vanguard Total International Stock Index Fund	76,705,955	1.01%	79,763,956	1.04%	165,731,379	1.08%
Vanguard Emerging Markets Stock Index Fund, A Series of Vanguard International Equity Index Funds	74,673,446	0.98%	71,982,232	0.94%	156,700,229	1.01%
Directors and relatives	12,341,192	0.16%	13,182,911	0.17%	26,054,248	0.16%

(1)	Includes shares issued pursuant to the Bonus Issuance in which the shareholders of the Bank were issued one equity share for every one equity share held as of August 27, 2025.

The RBI by its letter dated May 16, 2023 approved SBI Funds Management Limited’s (“SBIFML”) proposal to acquire an “aggregate holding” of up to 9.99 percent of the paid-up share capital or voting rights in the Bank subject to certain conditions, i.e., (i) compliance with the relevant provisions of the Banking Regulation Act, 1949, the RBI’s Master Direction and Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies dated January 16, 2023 (as amended from time to time), provisions of the FEMA Act, the SEBI regulations and any other guidelines, regulations and statutes, as applicable, and (ii) that SBIFML shall acquire this major shareholding in the Bank within a period of six months from the date of the approval letter (i.e., by November 15, 2023). Further, SBIFML was required to ensure that the aggregate holding in the Bank is below 10 percent of the paid-up share capital or voting rights of the Bank at all times. After acquisition, if the aggregate holding of SBIFML falls below 5 percent, a fresh approval from the RBI will be required to increase the aggregate holding to 5 percent or more of the total paid up share capital or voting rights in the Bank.

The RBI by its letter dated February 10, 2026 addressed to ICICI Bank Limited (“ICICI”) approved ICICI Prudential Asset Management Company Limited’s (“ICICI AMC”) proposal to acquire, along with group entities of ICICI, an “aggregate holding” of up to 9.95 percent of the paid-up share capital or voting rights in the Bank subject to certain conditions, i.e., compliance with the relevant provisions of the Banking Regulation Act, 1949, the RBI’s (Commercial Banks—Acquisition and Holding of Shares or Voting Rights) Directions, 2025, provisions of the FEMA Act, the SEBI regulations and any other guidelines, regulations and statutes, as applicable. If ICICI AMC fails to acquire such major shareholding in the Bank within a period of one year from the date of the approval letter (i.e., by February 9, 2027) the approval granted by the RBI shall be cancelled. Further, ICICI (along with its group entities) is required to ensure that the aggregate holding in the Bank does not exceed 9.95 percent of the paid-up share capital or voting rights of the Bank at all times. After acquisition, if the aggregate holding of ICICI (along with its group entities) falls below 5 percent at any time, prior approval of the RBI will be required to increase the aggregate holding to 5 percent or more of the paid-up share capital or voting rights of the Bank.

Other than as described in this section, there are no arrangements known to the Bank, the operation of which may at a subsequent date result in a change in control of the company.

The ADSs are represented by underlying equity shares. One ADS is represented by three equity shares. As of March 31, 2026, Indian equity shares totalling 2,056,205,886 were held in the form of ADSs and constituted 13.36 percent of the Bank’s share capital. In our records, the depositary, JPMorgan Chase Bank, N.A., is the only shareholder with respect to equity shares underlying ADSs. We are unable to estimate the number of record holders of ADSs in the United States. See also “Certain Information About Our American Depositary Shares and Equity Shares.”

RELATED PARTY TRANSACTIONS

The following is a summary of transactions we have engaged in with related parties since the beginning of fiscal year 2026.

All transactions listed below are on terms that we believe are as favorable to us as those that could be obtained from a non-affiliated third-party in an arm’s-length transaction. See also Note 30 “Related Party Transactions” in our consolidated financial statements.

HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)

Since completion of the Transaction on July 1, 2023, HDFC ERGO is a joint venture of the Bank. On that date, our amended and restated shareholders agreement (the “HDFC ERGO Shareholders Agreement”) with HDFC ERGO and ERGO International AG, which was entered into on May 29, 2023, became effective. As of March 31, 2026, we held 50.3 percent of the shares in HDFC ERGO, ERGO International AG held 49.5 percent, and employees and others held 0.2 percent. The HDFC ERGO Shareholders Agreement regulates the relationship of the Bank and ERGO International AG (each, a “Joint Venture Partner”) as shareholders of HDFC ERGO. The HDFC ERGO Shareholders Agreement, among other clauses, allows each Joint Venture Partner to nominate two directors to the board (among which, in the case of the Bank, is the non-executive Chairman of HDFC ERGO) and one member to each board committee, and requires (i) the presence of at least one director nominated by each Joint Venture Partner to form a quorum for any board or committee meeting, (ii) the affirmative vote of at least one director nominated by each Joint Venture Partner for certain key board decisions, (iii) the presence of at least one representative of each Joint Venture Partner to form a quorum for any shareholder meeting; and (iv) the prior written or affirmative vote for certain key actions at shareholders meeting. In light of the governance arrangements of HDFC ERGO, we account for the joint venture under the equity method of accounting under U.S. GAAP and continue to treat HDFC ERGO as an affiliate of the Bank.

We paid Rs. 3,411.5 million for insurance premiums to HDFC ERGO during fiscal year 2026. During fiscal year 2026, we received Rs. 6,826.5 million for the sale of insurance policies and other services rendered. Additionally, as of March 31, 2026, an amount of Rs. 409.5 million was receivable from HDFC ERGO towards such services.

As of March 31, 2026, HDFC ERGO had invested Rs. 9,191.0 million in the Bank’s bonds. We have also provided a guarantee of Rs. 2.5 million on behalf of HDFC ERGO.

During fiscal year 2026, we received Rs. 5,753.3 million for the debt securities sold to HDFC ERGO.

During fiscal year 2026, we received dividends of Rs. 1,096.0 million from HDFC ERGO.

Key Management Personnel (“KMP”)

In fiscal year 2026, we paid total remuneration of Rs. 506.7 million to Mr. Sashidhar Jagdishan, our Managing Director and Chief Executive Officer, Mr. Kaizad Bharucha, our Deputy Managing Director, Mr. Bhavesh Zaveri, our Executive Director and Mr. V. Srinivasa Rangan, our Executive Director.

In the same fiscal year, we paid Rs. 1.2 million as rental fees for use of property owned by Mr. Bhavesh Zaveri, which we believe are at market rates. As of March 31, 2026, the outstanding balance of a security deposit given to Mr. Bhavesh Zaveri was Rs. 0.2 million. We earned Rs. 0.1 million in aggregate from rendering various services to Mr. Sashidhar Jagdishan, Mr. Kaizad Bharucha, Mr. Bhavesh Zaveri and Mr. V. Srinivasa Rangan.

During fiscal year 2026, we paid dividends aggregating to Rs. 135.3 million to Mr. Sashidhar Jagdishan, Mr. Kaizad Bharucha, Mr. Bhavesh Zaveri and Mr. V. Srinivasa Rangan.

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

TAXATION

Indian Taxation

The following is a summary of the principal Indian tax consequences for non-resident investors of the ADSs and the equity shares issuable on surrender of ADSs for equity shares (conversion). In July 2024, the Finance Minister of India announced the Government’s intent to comprehensively review the Indian Income-tax Act, 1961 (the “1961 ITA”), aiming to simplify its language, reduce disputes and eliminate outdated provisions. Accordingly, the Income-tax Act, 2025 (“2025 ITA”), which became effective on April 1, 2026, was introduced to modernize India’s tax framework and simplify and streamline tax legislation, making it more accessible, transparent and less prone to litigation.

The summary below is based on the provisions of Section 209 and other applicable provisions of the 2025 ITA (corresponding to Section 115AC of the 1961 ITA) and the Depositary Receipt Scheme, 2014 promulgated by the Government (the “Depositary Receipt Scheme”) (together, the “Section 209 Regime”). Further, it only addresses the tax consequences for persons who are non-residents, as defined in the 2025 ITA, who acquire ADSs or equity shares (upon conversion) and who hold such ADSs or equity shares (upon conversion) as capital assets as per the 2025 ITA, and does not address the tax consequences which may be relevant to other classes of non-resident investors, including dealers. The summary assumes that the person continues to remain a non-resident when income by way of dividends and capital gains is earned.

EACH INVESTOR IS ADVISED TO CONSULT HIS/HER TAX ADVISOR ABOUT THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO HIS/HER INVESTMENT IN THE ADSs.

The following discussion describes the material 2025 ITA and stamp duty consequences of the purchase, ownership and disposal of the ADSs.

This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of the ADSs (or equity shares upon conversion) by non-resident investors. Investors should therefore consult their tax advisors about the tax consequences of such acquisition, ownership and sale including, specifically, tax consequences under Indian law, the laws of the jurisdiction of their residence, any tax treaty between India and their country of residence or the United States, the country of residence of the overseas depositary bank (the “Depositary”), as applicable, and, in particular, the Section 209 Regime. The 1961 ITA has been amended every year by the Finance Act of the relevant year, and the 2025 ITA has been amended by the Finance Act, 2026. Some or all of the tax consequences of the Section 209 Regime may be modified or amended by future amendments to the 2025 ITA.

Taxation of Distributions

Section 209 of the 2025 ITA provides that if total income of a non-resident includes income by way of dividends on ADRs, then the same will be taxable at the rate of 10.0 percent plus applicable surcharge and cess. Accordingly, dividends distributed to the depositary in respect of the equity shares underlying the ADSs, dividends distributed to ADS holders in respect of the ADSs and dividends distributed to the holders of the equity shares following conversion of the ADSs into shares are taxable in the hands of holders at 10.0 percent plus applicable surcharge and cess.

Distribution to non-residents of bonus ADSs or bonus shares or rights to subscribe for equity shares for the purposes of this provision, made with respect to ADSs or equity shares should not be subject to Indian tax provided there is no disproportionate or non-uniform allotment.

Taxation of Capital Gains in Relation to ADSs

The taxation of capital gains in the hands of the non-resident investor in the time of ADSs and after conversion of ADSs into equity shares is set forth below.

Transfer of ADSs Between Non-Residents

The transfer of ADSs by a non-resident to another non-resident outside India is covered under Section 209 of the 2025 ITA. However, pursuant to a specific exemption under Section 70(1)(p) of the 2025 ITA this is not considered a “transfer”, and therefore is not liable to capital gains tax in India.

Conversion of ADSs into Equity Shares

The receipt of equity shares by a non-resident upon conversion of ADSs should not constitute a taxable event for Indian income tax purposes as per the provisions of Section 70(1)(za) of the 2025 ITA.

Sale of Equity Shares Received Upon Conversion of ADSs

The Finance Act, 2018 has withdrawn the exemption granted to gains arising on account of transfer of a long-term capital asset being equity shares listed on a recognized stock exchange. To tax such gains, Section 112A was inserted under the 1961 ITA. Section 198 of the 2025 ITA now deals with taxing such long-term capital gains. However, for the purpose of computing the period of holding of such equity share, item no. (VI) to sub clause (C) to clause (c) of Section 2(101) of the 2025 ITA provides that the period of holding of the ADSs will be reckoned from the date of request for redemption. If, on the other hand, equity shares received upon conversion of ADSs and the total period of holding is below 12 months from the date of request for redemption, and the sale is through a recognized stock exchange and STT is paid in respect of such sale, then the gains realized are considered short-term capital gains. Such gains are taxable at the rate of 20.0 percent, plus the applicable surcharge and education cess, under sub-clause (i) to clause (b) to sub-Section (1) to Section 196 of the 2025 ITA.

In respect of a sale and purchase of equity shares entered into on a recognized stock exchange, both the buyer and the seller are required to pay STT on the basis of the transaction value of the securities, if the transaction is a delivery-based transaction, which means that the transaction involves actual delivery or transfer of shares. The seller of the shares is required to pay applicable STT of the transaction value of the securities if the transaction is a non-delivery-based transaction, which means that the transaction is settled without taking actual delivery or transfer of the shares, as would be the case with our equity shares.

For the purpose of computing capital gains tax on the sale of the equity shares, the cost of acquisition of equity shares received in exchange for ADSs, per sr. no. 6 under Section 73(1) of the 2025 ITA, will be determined on the basis of the prevailing price of the equity shares on the BSE or the NSE as of the date on which a request for redemption was made. A non-resident holder’s holding period (for the purpose of determining the applicable Indian capital gains tax) in respect of equity shares received in exchange for ADSs commences on the date on which a request for redemption of the ADSs was made by the relevant depositary to its custodian.

The provision of the Double Taxation Avoidance Agreement (the “DTAA”) entered into by the Government of India with the country of residence of the non-resident investor will be applicable to the extent they are more beneficial to the non-resident investor than Section 159(4)(a) of the 2025 ITA. The India-United States income tax treaty does not limit India’s ability to tax capital gains. However, Section 159(6) has made the beneficial provision clause provided under Section 159(4)(a) of the 2025 ITA subject to the provisions of General Anti-Avoidance Rules under Chapter XI.

Tax on Buyback of Shares

Prior to the 2025 ITA coming into effect, as per Section 115QA of the 1961 ITA, a company listed on the stock exchanges in India was required to pay additional income tax on distributed income on the buyback of shares. Further, under the 1961 ITA, the consideration paid by a company to shareholders in relation to a buyback (undertaken as per Section 68 of the Companies Act) was deemed as a “dividend” under Section 56 of the 1961 ITA and was accordingly taxable for the shareholders. Additionally, such consideration gained was deemed to be nil for capital gains purposes, resulting in a capital loss for the shareholders equal to the cost of acquisition of such shares, which was eligible to be set-off against capital gains.

Section 2(40)(f) of the 2025 ITA sets out the definition of “Dividend” and includes payment by a company on buyback of its shares from a shareholder (as per Section 68 of the Companies Act). Accordingly, such consideration is taxable for the shareholders.

However, as per the Finance Act, 2026, the entire consideration received on buyback of shares is taxable as capital gains. The cost of acquisition paid by the shareholder for the shares so bought back will be allowed as a deduction while computing the capital gains. Further, an additional buyback tax is levied on the promoter shareholders. No tax is currently required to be deducted under Section 393 of the 2025 ITA, as the buyback of shares is no longer treated as a dividend.

Tax Deduction at Source and Return of Income

Tax on dividends, long-term and short-term capital gains, if payable, as discussed above, upon a sale of equity shares, is to be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the 2025 ITA, and the non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of Section 395 of the 2025 ITA. However, as per the provisions of Section 393 of the 2025 ITA, any income other than income from salaries or other specific sections provided for the purpose of withholding tax will be as per 2025 ITA or the provisions of the DTAA subject to Chapter XI of the 2025 ITA, (whichever is more beneficial to the assessee), unless a lower withholding tax certificate is obtained from the tax authorities. Further, the non-resident investor must furnish a certificate of his or her residence in a country outside India as per Section 159(8)(a) of the 2025 ITA, and such other documents as may be prescribed as per the provision of Section 159(8)(b) of the 2025 ITA, to get the benefit of the applicable DTAA. The withholding tax rates are subject to the recipients of income furnishing details, as may be prescribed, to the payer. Failure to provide such details will result in the applicable withholding tax rate being the higher of the rates in force or 20.0 percent, in accordance with Section 397 of the 2025 ITA.

As per provisions of Section 207 of the 2025 ITA, if a non-resident has income from dividends, interest, royalty or fees for technical services only during the year and tax has been deducted on the same and the rate of tax deduction is not less than the rate specified in Section 207 of the 2025 ITA, then the non-resident is not required to file the return of income in India.

Capital Losses

Neither Section 209 of the 2025 ITA nor the Depositary Receipt Scheme deals with capital losses arising on a transfer of equity shares in India. As per Section 111 of the 2025 ITA, losses arising from a transfer of a capital asset in India can only be set off against capital gains on transfer of another capital asset. Furthermore, a long-term capital loss can be set off only against a long-term capital gain. To the extent that losses are not absorbed in the year of transfer, they may be carried forward for a period of eight assessment years immediately succeeding the tax year for which the loss was first computed and may be set off against the capital gains assessable for such subsequent tax years. In order to set off capital losses as above, the non-resident investor would be required to file appropriate and timely tax returns in India and undergo the customary assessment procedures.

Stamp Duty

There is no stamp duty on the sale or transfer of ADSs outside India.

Transfer of equity shares (on delivery basis) by a non-resident investor is subject to stamp duty at the prevailing rate calculated as per the market value of the equity shares on the trade date. Such stamp duty is payable, (i) by the buyer, in case the transfer of equity shares is through a stock exchange, and (ii) by the seller, in case the transfer of equity shares is other than through a stock exchange, irrespective of whether the transfer is through a depository.

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

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Internal Revenue Code (provisions commonly known as FATCA) impose (a) certain reporting and due diligence requirements on foreign financial institutions and (b) potentially require such foreign financial institutions to deduct a 30.0 percent withholding tax from (i) certain payments from sources within the United States and (ii) “foreign passthru payments” (which are not yet defined in current guidance) made to certain non-U.S. financial institutions that do not comply with such reporting and due diligence requirements or certain other payees that do not provide required information. The United States has entered into a number of IGAs with other jurisdictions with respect to FATCA, which may modify the operation of this withholding. The Bank, as well as relevant intermediaries such as custodians and depositary participants, are classified as foreign financial institutions for these purposes. Given that India has entered into a Model 1 IGA with the United States for giving effect to FATCA, Indian financial institutions such as the Bank are required to comply with FATCA, based on the terms of the IGA and relevant rules made pursuant thereto.

Under current guidance, it is not clear whether or to what extent payments on ADSs or equity shares will be considered “foreign passthru payments” subject to FATCA withholding or the extent to which withholding on “foreign passthru payments” will be required under the applicable IGA. However, under current guidance, even if withholding were required pursuant to FATCA with respect to payments on ADSs or equity shares, such withholding would not apply prior to two years after the date on which final regulations on this issue are published. Investors should consult their own tax advisors on how the FATCA rules may apply to payments they receive in respect of the ADSs or equity shares.

Should any withholding in respect of FATCA be required from any payments arising to any investor, neither the Bank nor any other person will pay any additional amounts as a result of the deduction or withholding.

SUPERVISION AND REGULATION

I.	Regulations Governing Banking Institutions

The main legislation governing commercial banks in India is the Banking Regulation Act, 1949 (the “Banking Regulation Act”). The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 2013 and any other law currently in force. Other important laws include the Reserve Bank of India Act, 1934 (the “RBI Act”), the Foreign Exchange Management Act, 1999 (the “FEMA Act”), the Negotiable Instruments Act, 1881, the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (the “SARFAESI Act”) and the Bankers’ Books Evidence Act, 1891. Additionally, the RBI, from time to time, issues directions, notifications, circulars and guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to our financial statements under Indian GAAP.

The Banking Laws (Amendment) Act, 2025 received the assent of the President and was notified in the Gazette of India on April 15, 2025 (the “2025 Banking Act”). The 2025 Banking Act adopted a phased enforcement framework, with provisions brought into force on August 1, 2025, November 1, 2025 and December 15, 2025.

The 2025 Banking Act introduced comprehensive provisions to amend existing banking laws in India, with changes to the RBI Act, the State Bank of India Act, 1955, the Banking Regulation Act, the Banking Companies (Acquisition and Transfer of Undertakings) Act, 1970 (the “1970 Bank Nationalization Act”) and the Banking Companies (Acquisition and Transfer of Undertakings) Act, 1980 (the “1980 Bank Nationalization Act” and together with the 1970 Bank Nationalization Act, the “Bank Nationalization Acts”).

The 2025 Banking Act aims to improve governance standards in the banking sector, ensure enhanced protection for depositors and investors, improve audit quality in public sector banks, and increase the tenure of directors (other than the chairperson and whole-time directors) in cooperative banks.

The 2025 Banking Act amended the RBI Act notably to redefine the term “fortnight” and omit certain sub-sections, with the objective of aligning reporting periods and ensuring consistency in reporting by banks to the RBI. These changes are intended to enhance regulatory oversight and strengthen investor protection and governance standards within public sector banks.

The 2025 Banking Act also made significant revisions to the Banking Regulation Act. Notably, it revised the threshold of “substantial interest” from Rs. 0.5 million to Rs. 20 million, thereby increasing the threshold for shareholding of a beneficial interest by an individual. Furthermore, it revised reporting dates, with the goal of easing services for depositors and their nominees and aligning reporting periods. The amendment also introduced provisions for multiple and simultaneous nominations for deposits and safe deposit lockers, with specific conditions and rules for validity and succession. These amendments are designed to enhance depositor protection and governance standards within the banking sector.

Lastly, the 2025 Banking Act’s amendments to the Bank Nationalization Acts provide for the transfer of unclaimed dividends, shares, and interest to the Investor Education and Protection Fund. They also allow individuals to claim transfers or refunds from that fund. These changes aim to ensure the efficient transfer and protection of unclaimed funds, thereby enhancing investor protection and regulatory compliance.

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

Pursuant to a consolidation exercise, the RBI consolidated various guidelines, circulars and master directions administered by its Department of Regulation and issued separate consolidated master directions in relation to the relevant subject matters on November 28, 2025 (the “2025 RBI Consolidation Exercise”).

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

Entry of New Banks in the Private Sector

The banking regulations introduced in India between 1993 and 1994, driven by the Narasimhan Committee, marked a major shift in the financial sector by allowing new private sector banks to operate. Governed by the Banking Regulation Act and the RBI Act, these rules required new banks to be public limited companies with a minimum paid-up capital of Rs. 1 billion. As a result of the Guidelines for Licensing of New Banks in the Private Sector issued in 1993, several private banks (including our Bank) were incorporated. Subsequently, the RBI also issued the Guidelines for Licensing of New Banks in the Private Sector in 2001 setting out strict criteria for promoters, capital requirements and shareholding patterns, to ensure the soundness of new financial institutions.

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

In August 2016, the RBI released Guidelines for “On Tap” Licensing of Universal Banks in the Private Sector (the “2016 On Tap Licensing Guidelines”). The guidelines aimed at moving from the “stop and go” licensing approach (wherein the RBI notifies the licensing window during which a private entity may apply for a banking license) to a continuous or “on-tap” licensing regime. Among other things, the 2016 On Tap Licensing Guidelines specified conditions for the eligibility of promoters, corporate structure and foreign shareholdings. One of the key features of the 2016 On Tap Licensing Guidelines was that unlike the 2013 Licensing Guidelines, the 2016 On Tap Licensing Guidelines made the NOFHC structure non-mandatory in the case of promoters that were individuals or standalone promoting/converting entities that did not have other group entities. Based on the applications received, the RBI issued licenses to the entities to act as universal banks.

Pursuant to the 2025 RBI Consolidation Exercise, the 2013 Licensing Guidelines and the 2016 On Tap Licensing Guidelines have been consolidated into the Reserve Bank of India (Universal Banks—Licensing) Guidelines, 2025 (the “Licensing Guidelines”) issued by the RBI on November 28, 2025. Primarily, these guidelines (i) introduced provisions regulating the voluntary transition of Small Finance Banks (“SFBs”) to Universal Banks; (ii) increased the minimum paid-up voting equity capital requirement for the banks from Rs. 5.0 billion to Rs. 10.0 billion; and (iii) changed the dilution trajectory for the shareholding of promoters, requiring that promoter shareholding be diluted to 26.0 percent of the paid-up voting equity share capital of the bank within 15 years of commencement of business.

Further, the promoter of a banking company is required to operate through an NOFHC if group entities exist or are formed in the future. In cases where the promoter already has multiple group entities, an NOFHC is mandatory at the time of initial licensing and the bank would be required to comply with the requirements set out under the Reserve Bank of India (Non-Operative Financial Holding Company) Directions, 2025 (the “2025 NOFHC Directions”). For further details, see “Financial Holding Company Structure in India” below.

Payment Banks and Small Finance Banks

In November 2014, the RBI released guidelines for the licensing of payments banks (the “Payments Banks Guidelines”) and SFBs (the “SFB Guidelines”) in the private sector.

The objective of setting up payments banks is to further financial inclusion by providing (i) small savings accounts and (ii) payments and remittance services to migrant labor workforce, low-income households, small businesses, other unorganized sector entities and other users. Payments banks are not allowed to undertake lending activities or issue credit cards. Before these guidelines, payments banks were allowed to accept deposits of up to Rs. 0.1 million. On April 8, 2021, the RBI enhanced the end-of-day maximum balance limit to Rs. 0.2 million per individual customer of the respective payments bank. Pursuant to the 2025 RBI Consolidation Exercise, the Reserve Bank of India (Payments Banks – Miscellaneous) Directions, 2025 were issued on November 28, 2025 (the “Payments Banks Directions 2025”) and provide guidelines regulating payment banks.

In November 2025, the RBI also issued directions in relation to the governance and management of payments banks, including

(i)

the Reserve Bank of India (Payments Banks – Acquisition and Holding of Shares or Voting Rights) Directions, 2025, regulating various aspects in relation to payments banks such as the acquisition and holding of significant shares or voting rights in payments banks, mandating among others, prior approval of the RBI for acquisitions of 5.0 percent or more of paid-up capital or voting rights of a payments bank and setting out their monitoring and reporting requirements;

(ii)

the Reserve Bank of India (Payments Banks – Governance) Directions, 2025, regulating the governance structure and management oversight framework by setting out provisions on composition of board of directors of payments banks, appointment of its directors and executives, remuneration of its employees and their compliance with the ‘fit-and-proper’ criteria;

(iii)

the Reserve Bank of India (Payments Banks – Know Your Customer) Directions, 2025, setting out mandatory procedures for customer identification, verification and risk categorization, outlining mandatory customer identification and due diligence processes to be followed by payments banks, thereby ensuring that such payments banks maintain robust anti money laundering processes and combating the financing of terrorism standards;

(iv)

the Reserve Bank of India (Payments Banks – Undertaking of Financial Services) Directions, 2025 setting out specific types of financial activities payments banks can undertake, such as payments, remittances, and accepting demand deposits and the manner in which such activities can be undertaken; and

(v)

the Reserve Bank of India (Payments Banks – Branch Authorisation) Directions, 2025 governing the opening of physical branches, setting the criteria and procedures for seeking approval from the RBI, focusing on expanding accessibility, particularly in unbanked rural areas.

The objective of setting up SFBs is to further financial inclusion by (i) providing savings vehicles, and (ii) supplying credit to small business units, small and marginal farmers, micro and small industries, and other unorganized sector entities, through high-tech and low-cost operations. SFBs primarily undertake basic banking activities, such as the acceptance of deposits and lending to unserved and underserved sections of society, including small business units, small and marginal farmers, micro and small industries and unorganized sector entities, with no restriction in their area of operations. The minimum paid-up equity capital requirement for such banks under the SFB Guidelines was Rs. 1,000.0 million. The SFB Guidelines stated that after gaining experience in dealing with SFBs, the RBI would consider “on-tap” licensing of these banks. Accordingly, in December 2019, the RBI released guidelines for “on-tap” licensing of SFBs (the “2019 SFB Guidelines”). Pursuant to the 2019 SFB Guidelines, the minimum paid-up voting equity capital for SFBs is Rs. 2,000.0 million, subject to a few exceptions. The RBI, in March 2020, issued certain modifications to the Payments Banks Guidelines and the SFB Guidelines to harmonize them with the 2019 SFB Guidelines. The 2019 SFB Guidelines stated that a Standing External Advisory Committee (“SEAC”) comprising eminent persons with experience in banking, financial sector and other relevant areas, would evaluate applications. In March 2021, the RBI announced the initial constituent members of the SEAC, who had a tenure of three years. The RBI last reconstituted the SEAC in January 2025, with a tenure of three years. As of the date of this annual report, there are 11 (eleven) SFBs licensed and operational under the Reserve Bank of India.

The Reserve Bank of India (Small Finance Banks – Licensing) Guidelines, 2025 (the “2025 SFB Licensing Guidelines”) consolidate the instructions applicable to SFBs. In November 2025, the RBI also issued directions in relation to the governance and management of SFBs including:

(i)

Reserve Bank of India (Small Finance Banks – Acquisition and Holding of Shares or Voting Rights) Directions, 2025, regulating various aspects pertaining to acquisition and holding of significant shares or voting rights in SFBs, mandating among others, prior RBI approval for acquisitions of 5.0 percent or more of paid up capital or voting rights of an SFB and setting out their monitoring and reporting requirements;

(ii)

Reserve Bank of India (Small Finance Banks – Governance) Directions, 2025 regulating the governance structure and management oversight framework by setting out provisions governing composition of board of directors of SFBs, appointment of its directors and executives, remuneration of their employees and their compliance with the ‘fit-and-proper’ criteria;

(iii)

Reserve Bank of India (Small Finance Banks – Know Your Customer) Directions, 2025 setting out mandatory procedures for customer identification, verification and risk categorization, outlining mandatory customer identification and due diligence processes to be followed by SFBs, thereby ensuring robust anti money laundering and combating the financing of terrorism standards;

(iv)

Reserve Bank of India (Small Finance Banks – Undertaking of Financial Services) Directions, 2025 setting out specific types of financial activities SFBs can undertake, such as payments, remittances, and accepting demand deposits and the manner in which such activities can be undertaken; and

(v)

Reserve Bank of India (Small Finance Banks – Branch Authorisation) Directions, 2025, governing the opening of physical branches, setting the criteria and procedures for seeking approval from the RBI, focusing on expanding accessibility, particularly in unbanked rural areas.

In November 2021, the RBI approved adjustments to initial capital requirements for new banks, some of which have been subsumed into the Licensing Guidelines and the 2025 SFB Licensing Guidelines. Under the Licensing Guidelines and the 2025 SFB Licensing Guidelines, the current minimum initial capital requirements are: (i) for universal banks, the initial minimum paid-up voting equity share capital or net worth is Rs. 10.0 billion; (ii) for SFBs, the minimum paid-up voting equity share capital or net worth is Rs. 3.0 billion; and (iii) for urban co-operative banks (“UCBs”) voluntarily transitioning to SFBs, the resulting SFB must commence operations with a minimum net worth of Rs. 1.5 billion, which must be increased to Rs. 3.0 billion within five years from the date of commencement of business.

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

Shareholding and Restrictions on Share Capital and Voting Rights

Voting rights in private sector banks are limited to the level notified by the RBI from time to time.

On January 16, 2023, the RBI issued the Reserve Bank of India (Acquisition and Holding of Shares or Voting Rights in Banking Companies) Directions, 2023, which, read in conjunction with the Guidelines on Acquisition and Holding of Shares or Voting Rights in Banking Companies issued by the RBI on the same date (together, the “2023 Bank Shareholding Directions”), provided the guidelines in relation to shareholding and voting limits applicable to banking companies. Pursuant to the 2025 RBI Consolidation Exercise, the 2023 Bank Shareholding Directions were withdrawn and the instructions contained in the 2023 Bank Shareholding Directions pertaining to commercial banks were consolidated into the Reserve Bank of India (Commercial Banks – Acquisition and Holding of Shares or Voting Rights) Directions, 2025 dated November 28, 2025 (the “2025 Bank Shareholding Directions”).

Similar to the 2023 Bank Shareholding Directions, the objective of the 2025 Bank Shareholding Directions is to ensure that the ultimate ownership and control of banking companies are well diversified and the “major shareholders” of banking companies are “fit and proper” on a continuing basis. The 2025 Bank Shareholding Directions set out the manner of acquisition of shareholding or voting rights in banking companies licensed by the RBI to operate in India.

Any person who intends to make an acquisition that is likely to result in the person’s aggregate holding (which includes total holding, directly or indirectly, beneficial or otherwise, of shares or voting rights) in a banking company reaching 5.0 percent or more of the paid-up capital or voting rights (referred to as a “major shareholding” in the 2025 Bank Shareholding Directions) is required to seek prior approval of the RBI. The RBI undertakes its own due diligence to assess the “fit and proper” status of the acquirer and may decide to: (i) accord or deny permission to acquire shareholding in the bank; or (ii) accord permission for acquisition of a lower quantum of aggregate holding than the one applied for. Such decision of the RBI would be binding on the acquirer and the bank. The RBI may further impose conditions on the acquirer and the bank while granting such approval as deemed fit. The ceiling on voting rights is 26.0 percent. Subsequent to such acquisition, if at any point in time the aggregate holding falls below 5.0 percent, the person will be required to seek new approval from the RBI in case the person intends to raise the aggregate holding to 5.0 percent or more in the banking company.

According to the 2025 Bank Shareholding Directions, approval of the RBI to acquire shares or voting rights in a banking company is subject to the following limits:

(i)	Non-promoter:

(a)

10.0 percent of the paid-up share capital or voting rights of the banking company in case of natural persons, non-financial institutions, financial institutions directly or indirectly connected with Large Industrial Houses, as referred to under the 2019 SFB Guidelines and the 2016 On Tap Licensing Guidelines, and now as referred to under the 2025 Bank Shareholding Directions, and financial institutions that are owned to the extent of 50.0 percent or more or controlled by individuals (including the relatives and persons acting in concert); or

(b)

15.0 percent of the paid-up share capital or voting rights of the banking company in case of financial institutions (excluding those mentioned above), supranational institutions, public sector undertaking and the central/ state government; and

(ii)

Promoter: 26.0 percent of the paid-up share capital or voting rights of the banking company after the completion of 15 years from commencement of business of the banking company. During the period prior to the completion of the 15 years, the promoters of banking companies may be allowed to hold a higher percentage of shareholding as part of the licensing conditions or as part of the shareholding dilution plan submitted by the banking company and approved by the RBI with such conditions as deemed fit by the concerned authority.

The RBI may also permit higher shareholding than the limits prescribed on a case-to-case basis under certain circumstances. While allowing such higher shareholding, the RBI may impose conditions as deemed fit (including dilution of such higher shareholding within a timeline.)

The 2025 Bank Shareholding Directions stipulate that where a person has been permitted by the RBI to have a shareholding between 10.0 percent to 40.0 percent of the paid-up equity share capital of a banking company, such shares will be required to remain locked-in for the first five years from the date of completion of acquisition. However, where a person has been permitted to have a shareholding of 40.0 percent or more of the paid-up equity share capital of a banking company, only 40.0 percent of paid-up equity share capital would remain locked-in for the first five years from the date of completion of acquisition. Further, the shares that are locked-in, must not be encumbered under any circumstances. There is no requirement for minimum shareholding in the banking company once the lock-in period is completed.

Additionally, in 2013, the Banking Regulation Act was amended to, inter alia, permit banks to also issue preference shares.

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

The provisions of the Banking Regulation Act, read together with the 2025 Bank Shareholding Directions, require that any person who intends to make an acquisition, or to make an agreement for an acquisition, where such acquisition would, or would be likely to result in any person’s aggregate holding (which includes total holding, directly or indirectly, beneficial or otherwise, of shares or voting rights by such person and his relatives, associate enterprises and persons acting in concert with him) reaching 5.0 percent or more of the paid-up capital or voting rights in a banking company is required to seek prior approval of the RBI. Subsequent to such acquisition, if at any point in time the aggregate holding falls below 5.0 percent, the person will be required to seek new approval from the RBI if the person intends to raise the aggregate holding to 5.0 percent or more in the banking company. Among other things, the RBI would undertake due diligence to assess the “fit and proper” status of the applicant in order to grant the approval.

Financial Holding Company Structure in India

In April 2014, the RBI introduced a new category of NBFCs called NOFHCs and, accordingly, amended the Non-Banking Financial (Non-Deposit Accepting or Holding) Companies Prudential Norms (Reserve Bank) Directions, 2007. The RBI directions defined a NOFHC as a non-deposit taking NBFC that holds the shares of a banking company and the shares of all other financial services companies in its group, whether regulated by the RBI or by any other financial regulator, to the extent permissible under the applicable regulatory prescriptions.

Under the 2016 On Tap Licensing Guidelines, the RBI made the NOFHC structure non-mandatory in the case of promoters being individuals or standalone promoting/converting entities that do not have other group entities. Under the 2019 SFB Guidelines, if there was an intermediate company between the promoting entity and the SFB, such an intermediate company was required to be an NOFHC. However, if the SFB was set up under a holding company structure without an NOFHC, such holding company was required to be registered as an NBFC-core investment company (“CIC”) with the RBI. In November 2021, the RBI clarified that where the NOFHC structure is mandatory, the promoters or promoting entities should be eligible to set up a Universal Bank or a Small Finance Bank.

The 2025 NOFHC Directions now govern the regulatory and operational framework for NOFHCs. The 2025 NOFHC Directions were amended on December 5, 2025, through the Reserve Bank of India (Non-Operative Financial Holding Company) (Amendment) Directions, 2025, to provide permitted and non-permitted activities of NOFHCs.

Scale Based Regulation—A Revised Regulatory Framework for NBFCs

On October 19, 2023, the RBI issued the Master Direction – Reserve Bank of India (Non-Banking Financial Company – Scale Based Regulation) Directions, 2023 (the “2023 SBR Framework”). Pursuant to the 2025 RBI Consolidation Exercise in November 2025, the 2023 SBR Framework was withdrawn and instructions contained in the 2023 SBR Framework pertaining to NBFCs were consolidated into the Reserve Bank of India (Non-Banking Financial Companies – Registration, Exemptions and Framework for Scale Based Regulation) Directions, 2025, dated November 28, 2025 and certain other directions issued by the RBI governing the business and governance of the NBFCs (the “2025 SBR Framework”).

The RBI guidelines continue to categorize NBFCs into four layers based on their size, activity, and perceived riskiness. The four layers are as follows: (a) NBFC-Base Layer (“NBFC-BL”); (b) NBFC-Middle Layer (“NBFC-ML”); (c) NBFC-Upper Layer (“NBFC-UL”); and (d) NBFC-Top Layer (“NBFC-TL”).

NBFC-BL comprises (a) non-deposit taking NBFCs below the asset size of Rs. 10 billion; and (b) NBFCs undertaking the following activities: (i) NBFC-Peer to Peer Lending Platform; (ii) NBFC-Account Aggregator; (iii) NOFHCs; and (iv) NBFCs not availing public funds and not having any customer interface. NBFC-ML consists of (a) all deposit taking NBFCs, irrespective of asset size; (b) non-deposit taking NBFCs with asset size of Rs. 10.0 billion and above; and (c) NBFCs undertaking the following activities: (i) Standalone Primary Dealers; (ii) Infrastructure Debt Fund—Non-Banking Financial Companies; (iii) Core Investment Companies; (iv) Housing Finance Companies; and (v) Infrastructure Finance Companies. NBFC-ULs are NBFCs which are specifically identified by the RBI and which have an asset size of Rs. 1 trillion and above, as per the audited balance sheet for the last financial year. The Top Layer will ideally remain empty. This layer can get populated if the RBI is of the opinion that there is a substantial increase in the potential systemic risk from specific NBFCs in the Upper Layer. Such NBFCs will move to the Top Layer from the Upper Layer.

On January 16, 2025, the RBI identified 15 NBFCs as NBFC-ULs, including HDBFSL. Further, the NBFCs falling in the NBFC-UL category must be mandatorily listed within three years of identification as NBFC-ULs. As a result of an IPO, HDBFSL’s equity shares were listed on July 2, 2025. The Bank held 74.6 percent of the outstanding equity share capital of HDBFSL as of March 31, 2026.

Regulations Relating to Forms of Business and Investments

In October 2024, the RBI released a draft circular on Forms of Business and Prudential Regulation for Investments, proposing to review and amend certain provisions of the “Master Direction - Reserve Bank of India (Financial Services provided by Banks) Directions, 2016 (the “2016 Financial Services Master Directions”). These proposed amendments aimed at ringfencing banks’ core business from other risk-bearing non-core businesses and provided operational flexibility to banks in making investments in financial services/non-financial services companies and alternative investment funds (“AIFs”). The amendments stated that the core businesses of banks must necessarily be carried out departmentally, and certain other businesses like factoring, primary dealership, credit card business, and housing finance, among others, may be carried out departmentally or through a separate group entity. However, other risk-sharing businesses such as mutual fund business, insurance, and investment advisory services, among others, could only be conducted through a group entity. Additionally, these amendments proposed that only a single entity within the bank group could undertake a particular form of permissible business. Further, these amendments proposed that multiple entities within a bank group could not be permitted to undertake the same business or hold/acquire the same category of license/authorization or registration from any financial sector regulator. The draft circular proposed a two-year period from the date of the final circular for bank groups to comply with its requirements.

Pursuant to the 2025 RBI Consolidation Exercise, the 2016 Financial Services Master Directions have now been withdrawn and the instructions have been consolidated into the Reserve Bank of India (Commercial Banks—Undertaking of Financial Services) Directions, 2025, dated November 28, 2025 (the “Financial Services Directions”). The Financial Services Directions provide, among other things, that as a principle, any form of business must be undertaken by one entity in a bank group. However, if a bank undertakes a form of business through more than one entity in a bank group, the same must be done with a proper rationale, such as business segmentation or specialization, duly recorded and approved by the board of the bank. A bank that is not in conformity with the Financial Services Directions must not undertake any new business in the relevant segment, although existing facilities may continue to be serviced until maturity.

Regulations Relating to the Opening of Banking Outlets

Section 23 of the Banking Regulation Act provides that banks must obtain the prior permission of the RBI to open new banking outlets. The RBI may cancel a license for violations of the conditions under which it was granted.

The RBI issues instructions and guidelines to banks on branch authorization from time to time.

With effect from September 2013, the RBI has granted general permission to domestic scheduled commercial banks like the Bank to open banking outlets in Tier 1 to Tier 6 centers, subject to reporting to the RBI. In May 2017, the RBI further liberalized the branch authorization policy. On November 28, 2025, the RBI issued the Reserve Bank of India (Commercial Banks—Branch Authorisation) Directions, 2025 (the “Branch Authorization Directions”), consolidating existing directions, instructions, and guidelines relating to branch authorization as applicable to commercial banks.

Centers are categorized as Tier 1 to Tier 6 based on population (as per the 2011 census) and classified in the following manner:

•	Tier 1—100,000 and above;

•	Tier 2—50,000 to 99,999;

•	Tier 3—20,000 to 49,999;

•	Tier 4—10,000 to 19,999;

•	Tier 5—5,000 to 9,999; and

•	Tier 6—Less than 5,000.

The RBI prescribes conditions in this regard such as at least 25.0 percent of the total number of banking outlets opened during the fiscal year must be opened in unbanked rural (Tier 5 and Tier 6) centers (“URCs”), which are defined as centers that do not have a brick and mortar structure of any scheduled commercial bank for customer-based banking transactions.

Further, the RBI permits scheduled commercial banks to install off-site/mobile ATMs at centers/places identified by them, without the need to get permission from the RBI in each case. The banks are permitted to post suitable staff members and make adequate standby arrangements for meeting cash requirements of the ATM. The business transacted at the off-site ATM must be recorded in the books of the respective branch, base branch or Centralized Data Centre.

Appointment of Auditors

The appointment of banks’ auditors is subject to the approval of the RBI. The RBI can direct a special audit in the interest of the depositors or in the public interest. In April 2021, the RBI issued the ‘Guidelines for Appointment of Statutory Central Auditors (SCAs)/Statutory Auditors (SAs) of Commercial Banks (excluding RRBs), UCBs and NBFCs (including HFCs)’, pursuant to which commercial banks are required to receive prior approval from the RBI for the appointment of statutory central auditors (“SCAs”) and statutory auditors (“SAs”). The guidelines provide for eligibility criteria for SCAs and SAs, and also provide the number of joint auditors a bank is required to appoint based on its asset size.

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

The RBI issues revisions and amendments to the Basel III capital regulations from time to time. In September 2014, the RBI reviewed its guidelines on the Basel III capital regulations with a view to facilitate issuance of non-equity regulatory capital instruments by banks under the Basel III framework. Accordingly, certain specific eligibility criteria of such instruments were amended. These amendments were also intended to incentivize investors and to increase the investor base. In February 2024, the RBI notified the “Capital Adequacy Guidelines – Review of Trading Book” to amend capital adequacy guidelines in alignment with the RBI Master Directions on Classification, Valuation and Operation of Investment Portfolio of Commercial Banks, 2023, which, inter alia, provided a clearly identifiable trading book under the ‘Held for Trading’ (“HFT”) accounting sub-classification and introduced an AFS reserve that has been considered part of regulatory capital since April 1, 2024.

Pursuant to the 2025 RBI Consolidation Exercise, the previous master circulars, along with all instructions issued at the time by the RBI in relation to Basel III capital regulations were withdrawn and consolidated into the Reserve Bank of India (Commercial Banks—Prudential Norms on Capital Adequacy) Directions, 2025, dated November 28, 2025 (“Capital Adequacy Regulations”). The Capital Adequacy Regulations continue to prescribe the requirements regarding regulatory capital in accordance with the previous regulations.

Under the Capital Adequacy Regulations, innovative instruments and perpetual non-cumulative preference shares are not considered a part of Common Equity Tier-I (“CET-I”) capital. The Capital Adequacy Regulations also prescribe the criteria for instruments to be included in Tier II capital to improve their loss absorbency. The guidelines also set out criteria for loss absorption through the conversion or write-off of all non-common equity regulatory capital instruments at the point of non-viability. The point of non-viability is defined as a trigger event upon the occurrence of which non-CET-I and Tier II capital instruments issued by banks in India may be required to be, at the option of the RBI, written off or converted into common equity. The capital funds of a bank are classified into CET-I, Additional Tier I (“AT-I”) and Tier II capital. Tier I capital comprises, among others, CET-I and AT-I, and provides the most permanent and readily available support against unexpected losses.

CET-I capital comprises, among others, paid-up equity capital, stock surplus (share premium), reserves consisting of any statutory reserves, capital reserves and revaluation reserves, subject to certain conditions. In March 2016, the RBI allowed banks, at their discretion, to include foreign currency translation reserves arising due to the translation of financial statements of their foreign operations in terms of Accounting Standard (“AS”) 11 as CET-I capital at a discount of 25.0 percent, subject to certain conditions. Further, the RBI permitted deferred tax assets which relate to timing differences (other than those related to accumulated losses) to be recognized in the CET-I capital up to 10.0 percent of a bank’s CET-I capital, at the discretion of banks (instead of full deduction from CET-I capital), subject to certain terms and conditions set out in the Capital Adequacy Regulations.

AT-I capital comprises, among others, perpetual non-cumulative preference shares and debt capital instruments eligible for inclusion as AT-I capital.

Tier II capital consists of, among others, general provisions and loss reserves (allowed up to a maximum of 1.25 percent of the total credit risk-weighted assets), preference shares capital instruments (which combine features of both equity and debt securities) such as perpetual cumulative preference shares, redeemable non-cumulative preference shares and redeemable cumulative preference shares, and debt capital instruments (which should be fully paid up, with a fixed maturity of minimum five years and should not contain clauses that permit step-ups or other incentives to redeem). In March 2016, the RBI stated that revaluation reserves arising out of a change in the carrying amount of a bank’s property consequent to its revaluation may, at the discretion of the bank, be considered as CET-I capital at a discount of 55.0 percent, subject to fulfillment of certain conditions prescribed by the RBI.

In April 2018, the RBI had advised all banks to create an Investment Fluctuation Reserve (the “IFR”) with effect from fiscal year 2019, with a view to building up adequate reserves to protect against an increase in yields in the future. The IFR is eligible for inclusion in Tier II capital, and in March 2020, the RBI clarified that there is no ceiling on the percentage of IFR which may be included as part of Tier II capital. On May 18, 2026, the RBI amended the Capital Adequacy Regulations and discontinued the requirement of IFR. The RBI also clarified that the balance in the IFR held as of May 17, 2026, would be transferred ‘below the line’ to statutory reserve, general reserve, or balance of profit and loss account.

Banks are also required to maintain a minimum CET-I capital ratio of 5.5 percent, a minimum Tier I capital ratio of 7.0 percent and a capital conservation buffer of 2.5 percent of its risk-weighted assets with the minimum total capital adequacy ratio of 9.0 percent of its risk-weighted assets. In December 2021, the RBI gave general permission to banks (other than foreign banks, SFBs, payment banks and RRBs) that meet the regulatory capital requirements to contribute capital to overseas branches and subsidiaries, retain profits in them and repatriate or transfer profits therefrom with the approval of their respective board of directors, but without having to obtain prior approval from the RBI.

Transition Arrangements

The Reserve Bank of India (Commercial Banks—Asset Classification, Provisioning and Income Recognition) Directions, 2026 dated April 27, 2026 (the “2026 Provisioning Directions”) adopt a forward-looking provisioning approach under the expected credit loss (“ECL”) approach. The 2026 Provisioning Directions will come into force with effect from April 1, 2027.

With a view to mitigating the impact of transition to the ECL framework on regulatory capital and providing banks time to rebuild their capital resources, the RBI has set out certain transitional arrangements under the 2026 Provisioning Directions which will apply where the adoption of ECL results in an increase in provisioning requirements. The transitional adjustment amount will be the excess, if any, of the ECL required as of April 1, 2027, computed on the basis of the balance sheet position as of March 31, 2027, over the provisions held in accordance with the norms governing income recognition, asset classification and provisioning as of March 31, 2027. This transitional impact, if any, is required to be adjusted against opening earnings as of April 1, 2027, and is not permitted to be routed through the profit and loss account. For the purposes of regulatory capital, a bank may, at its option, add back to CET-I capital a fraction of the transitional adjustment amount, net of applicable taxes, during the transition period ending March 31, 2031, as per the conditions prescribed under the 2026 Provisioning Directions. A bank may also choose to complete such transition over a shorter period.

Credit risk

With respect to credit risk, the risk-adjusted assets and off-balance sheet items considered for determining the capital adequacy ratio are the risk-weighted total of certain funded and non-funded exposures. Risk-adjusted assets considered for determining the capital adequacy ratios are the aggregation of risk-weighted assets of credit risk, market risk and operational risk. Degrees of credit risk expressed as percentage weighting have been assigned to various balance sheet asset items and conversion factors to off-balance sheet items. The value of each item is multiplied by the relevant weight and/or conversion factor to arrive at risk-adjusted values of assets and off-balance sheet items. Standby letters of credit and general guarantees are treated similarly to funded exposures and are subject to a 100.0 percent credit conversion factor. The credit conversion factor for certain off-balance sheet items such as performance bonds, bid bonds and standby letters of credit related to particular transactions is 50.0 percent, while that for short-term self-liquidating trade-related contingencies, such as documentary credits collateralized by the underlying shipments, is 20.0 percent. The credit conversion factor for other commitments like formal standby facilities and credit lines is either 20.0 percent or 50.0 percent, based on the original maturity of the facility. Differential risk weights for credit exposures linked to their external credit rating or asset class have been prescribed.

The RBI has prescribed a matrix of risk weights varying from 35.0 percent to 75.0 percent (revised to a maximum of 50.0 percent for loans sanctioned on or after June 7, 2017) for individual housing loans based on the size of the loan and the loan-to-value ratios.

The risk weight for advances classified as ‘capital markets exposures’ is 125.0 percent. The Capital Adequacy Regulations prescribe that fund-based and non-fund-based claims on AIFs, which are considered as high-risk exposures, attract a higher risk weight of 150.0 percent. Other loans and credit exposures are risk-weighted based on their ratings or turnover.

Previously, consumer credit, including personal loans, but excluding credit card receivables, carried a risk weight of 100.0 percent. On November 16, 2023, the RBI increased the risk weights in respect of consumer credit exposure of commercial banks (outstanding as well as new), including personal loans, but excluding housing loans, education loans, vehicle loans and loans secured by gold and gold jewelry, by 25.0 percentage points to 125.0 percent. The circular also required banks to review their sectoral exposure limits for consumer credit and institute, if not already instituted, board approved limits in respect of various sub-segments under consumer credit as may be considered necessary by the boards as part of prudent risk management. In particular, limits must be prescribed for all unsecured consumer credit exposures. Banks were required to comply with these instructions before February 29, 2024. The risk weight for credit card receivables, which previously was 125.0 percent, was increased by 25.0 percentage points to 150.0 percent on November 16, 2023.

Previously, the exposure of banks to NBFCs, excluding core investment companies, were risk weighted as per the ratings assigned by accredited external credit assessment institutions (“ECAIs”). On November 16, 2023, the RBI had also increased the risk weights on such exposures by 25.0 percentage points (over and above the risk weight associated with the given external rating) in all cases where the risk weight of NBFCs was below 100.0 percent. For this purpose, loans to HFCs, and loans to NBFCs which were eligible for classification as priority sector in terms of the extant instructions were excluded. However, the RBI then directed that, with effect from April 1, 2025, the risk weights applicable to such exposures had to be restored and the risk weights are the risk weight associated with the external rating.

Further, the RBI, in its circular dated February 25, 2025, directed that with effect from the date of issue, microfinance loans in the nature of consumer credit must be excluded from the applicability of higher risk weights and will be subject to a risk weight of 100.0 percent. All top-up loans extended by banks against movable assets which are inherently depreciating in nature, such as vehicles, are required to be treated as unsecured loans for credit appraisal, prudential limits and exposure purposes.

In September 2022, the RBI made a risk weight of zero percent applicable in respect of exposures guaranteed under any existing or future schemes launched by the Credit Guarantee Fund Trust for Micro and Small Enterprises or the Credit Risk Guarantee Fund Trust for Low Income Housing, and for individual schemes under the National Credit Guarantee Trustee Company Limited, subject to certain conditions. Previously, the RBI had permitted banks to derive risk weights for their unrated exposures based on the ratings available for a specific rated debt, subject to the condition that (i) the bank’s facility ranks pari passu or senior to the specific rated debt in all respects and (ii) the maturity of the unassessed claim is not later than the maturity of the rated claim. These bank loan ratings were to be published by ECAIs. In October 2022, the RBI advised that a bank loan rating, without ECAIs having disclosed the name of the banks and the corresponding credit facilities rated by them, will not be eligible for being reckoned for capital computation by banks. Banks must treat such exposures as unrated and assign applicable risk weights. The capital treatment of securitization exposures was previously governed by the RBI Master Directions on Securitisation of Standard Assets, 2021. These instructions have now been consolidated into the Reserve Bank of India (Commercial Banks – Securitisation Transactions) Directions, 2025, dated November 28, 2025 (“Securitization Transactions Directions”). For further details, see “Supervision and Regulation—I. Regulations Governing Banking Institutions—RBI Regulations—Guidelines on Sale of Standard Assets”.

The RBI has decided to implement the “Standardized Approach” for credit risk for banks and accordingly, with effect from April 1, 2027, the credit risk capital computation for commercial banks will be governed by the instructions set out in the Reserve Bank of India (Commercial Banks—Capital Charge for Credit Risk – Standardised Approach) Directions, 2026, dated April 27, 2026.

Market risk

Banks are required to maintain a capital charge for market risks on their trading books in respect of securities included under the held-for-trading category, open gold position, open foreign exchange position limits, trading positions in derivatives and derivatives entered into for hedging trading book exposures. Since fiscal year 2015, banks have also been required to quantify incurred credit valuation adjustment losses and standard credit valuation adjustment capital charge on their derivatives portfolio.

In order to align the RBI regulations for banks with the Basel III standards, the RBI had released guidelines on minimum capital requirements for market risk, which now form a part of the Capital Adequacy Regulations. Among other things, the guidelines address the issues involved in computing capital charges for interest rate-related instruments in the trading book, equities in the trading book and foreign exchange risk (including gold and other precious metals) in both trading and banking books.

Operational risk

The RBI requires banks in India to compute the capital requirements for operational risk under the “Basic Indicator Approach”. Under this approach, banks must hold capital for operational risk equal to the average over the previous three years of a fixed percentage of positive annual gross income. The Basel Committee on Banking Supervision (the “BCBS”) has set this percentage at 15.0 percent, which has been followed by the RBI. On June 26, 2023, the RBI issued a Master Direction on Minimum Capital Requirements for Operational Risk with an aim to replace the existing approaches, i.e., the basic indicator approach, the standardized approach/alternative standardized approach and the advanced measurement approach, for measuring minimum operational risk capital requirements, with a new “Standardized Approach”.

Pursuant to the 2025 RBI Consolidation Exercise, all previously issued instructions in relation to alignment to the BCBS standards were consolidated into the Reserve Bank of India (Commercial Banks – Forthcoming Instructions) Directions, 2025 dated November 28, 2025 (“2025 Forthcoming Directions”).

In relation to operational risk capital requirements, the 2025 Forthcoming Directions state that the Basic Indicator Approach for measuring minimum operational risk capital requirements will be replaced by the Standardized Approach when the 2025 Forthcoming Directions come into effect. The effective date for the implementation of the 2025 Forthcoming Directions will be communicated separately by the RBI. Until then, the minimum operational risk regulatory capital requirements are computed in accordance with the Basic Indicator Approach according to the instructions contained in the Capital Adequacy Regulations.

Investments in AIFs

In December 2023, the RBI issued a circular on “Investment in Alternative Investment Funds”. Pursuant to the circular, the RBI directed that a bank cannot undertake downstream investment in an AIF which has any form of downstream investment in any company in which the bank has or had had a loan or investment exposure during the preceding 12 months. If the bank has undertaken downstream investment in such an AIF, the bank is required to liquidate its investments. The circular described the meaning of ‘subordinated exposure’ and ‘priority distribution model’. Further, the circular required any investment by banks in subordinated units of AIFs with a ‘priority distribution model’ to be subjected to full deduction from the bank’s capital funds.

In March 2024, the RBI clarified that any proposed deduction of the capital in relation to investment in subordinated units must take place equally from Tier I and Tier II capital. Following a review of the previous regulatory framework set out under the RBI circulars dated December 19, 2023, and March 27, 2024, the RBI issued the Reserve Bank of India (Investment in AIF) Directions, 2025 on July 29, 2025 (the “July 2025 Directions”) which were expected to come into force from January 1, 2026.

Pursuant to the 2025 RBI Consolidation Exercise, the July 2025 Directions were withdrawn and consolidated under the Financial Services Directions which now prescribe guidelines in relation to investments in AIFs by commercial banks.

See also “—I. Regulations Governing Banking Institutions—RBI Regulations—Loan Loss Provisions and Non-Performing Assets—Provisioning in case of Investments in AIFs”.

Domestic Systemically Important Banks (“D-SIBs”)

In July 2014, the RBI released a ‘Framework for dealing with Domestic Systemically Important Banks (D-SIBs)’ (the “D-SIB Framework”). The D-SIB Framework requires that the RBI disclose the names of banks designated as D-SIBs. Banks identified as systemically important based on their size, interconnectedness in the financial system, complexity and lack of readily available substitutes or financial infrastructure are required to maintain additional CET-I capital ranging from 0.2 percent to 1.0 percent of RWAs. Our Bank was classified as a domestic systemically important bank by the RBI from fiscal year 2018 onwards. In its press release dated January 2, 2023, the RBI prescribed an additional CET-I requirement of 0.2 percent through March 31, 2025 (increasing the Bank’s aggregate capital requirement to 11.7 percent). Since April 1, 2025, the additional CET-I requirement applicable to the Bank on account of being a D-SIB is 0.4 percent (increasing the Bank’s aggregate capital requirement to 11.9 percent).

In the RBI’s press release dated December 2, 2025, the RBI released a list of D-SIBs under the bucketing structure wherein the Bank was classified as Bucket 2 and the previous requirement of 0.4 percent was retained. Pursuant to the 2025 RBI Consolidation Exercise, instructions set out in the D-SIB Framework pertaining to commercial banks have been consolidated into the Capital Adequacy Regulations.

Since the Bank has been classified as a D-SIB under Basel III, the Bank is also required to maintain a minimum leverage ratio of 4.0 percent compared to 3.5 percent for other banks.

Countercyclical Capital Buffer

In February 2015, the RBI released guidelines for implementation of Countercyclical Capital Buffer (“CCCB”). The CCCB regime, now set out in the Capital Adequacy Regulations, requires banks to build up a buffer of capital in good times, which may be used to maintain flow of credit to the real sector in difficult times. It also achieves the broader macro-prudential goal of restricting the banking sector from indiscriminate lending in the periods of excess credit growth that have often been associated with the building up of system-wide risk. While the framework for CCCB has come into effect, the activation of the CCCB requirement will take place once notified by the RBI.

Some of the key points set out under the Capital Adequacy Regulations on this subject matter are as follows: (i) CCCB may be maintained in the form of CET I capital only, and the amount of the CCCB may vary from zero percent to 2.5 percent of total risk-weighted assets of the banks; (ii) the CCCB decision would normally be pre-announced with a lead time of four quarters; however, depending on the CCCB indicators, the banks may be advised to build up the requisite buffer in a shorter time period; and (iii) banks will be subject to restrictions on discretionary distributions (including dividend payments, share buybacks and staff bonus payments) if they do not meet the requirement on CCCB. The RBI has not activated the CCCB yet and, in its notification dated May 18, 2026, has stated that it is not necessary to activate CCCB at this point in time.

Loan Loss Provisions and Non-Performing Assets

In 2021, the RBI issued guidelines on income recognition, asset classification, provisioning standards and the valuation of investments applicable to banks. These guidelines were applied for the calculation of impaired assets under Indian GAAP. Where our consolidated financial statements are prepared in accordance with U.S. GAAP, a loan loss provision is made in accordance with ASC 326 and ASC 450 and as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and under Note 2i “Summary of Significant Accounting Policies—Allowance for credit losses” to our consolidated financial statements.

In January 2023, the RBI released a discussion paper on “Introduction of Expected Credit Loss Framework for Provisioning by Banks”. The proposed framework set out certain key requirements pursuant to which banks would (i) have to classify financial assets (primarily loans, including irrevocable loan commitments, and investments classified as “held-to-maturity” or “available-for-sale”) into one of three categories (Stage 1, Stage 2 and Stage 3), depending upon each asset’s assessed credit losses at the time of initial recognition as well as on each subsequent reporting date; and (ii) make necessary provisions. According to the paper, sufficient time would be provided for implementation of such framework. In order to enable a seamless transition and as permitted under the Basel guidelines, banks would be provided with an option to phase out the effect of increased provisions on CET-I capital over a maximum period of five years.

Pursuant to the 2025 RBI Consolidation Exercise, the RBI issued the Reserve Bank of India (Commercial Banks – Income Recognition, Asset Classification and Provisioning) Directions, 2025, (the “2025 IRACP Directions”) consolidating all previously issued instructions in relation to prudential guidelines on income recognition, asset classification and provisioning of advances.

Subsequently, on April 27, 2026, with a view to further strengthen the resilience, transparency and consistency of the banking sector, the RBI issued the 2026 Provisioning Directions which, with effect from April 1, 2027, will: (1) introduce a staging framework for asset classification under the ECL approach, while retaining the existing norms for classification of non-performing assets which was earlier proposed as a discussion paper in January, 2023; (2) adopt a forward-looking provisioning approach under the ECL framework; and (3) adopt the Effective Interest Rate method. In accordance with the applicability provisions under the 2026 Provisioning Directions, banks will continue to be governed by the 2025 IRACP Directions until the date of commencement of the 2026 Provisioning Directions, being April 1, 2027. On such commencement, the 2025 IRACP Directions will stand repealed. For details on the transition arrangements, please see “—Transition Arrangements” above.

Non-Performing Assets

According to the 2025 IRACP Directions, an asset, including a leased asset, becomes a non-performing asset (“NPA”) when it ceases to generate income for the bank.

The 2025 IRACP Directions stipulate the criteria for determining and classifying an NPA. An NPA is a loan or an advance where:

(i)	interest and/or an installment of principal remain overdue (as defined below) for a period of more than 90 days in respect of a term loan;

(ii)	the account remains “out-of-order” (as defined below) in respect of an overdraft (“OD”) or cash credit (“CC”) for more than 90 days;

(iii)	the bill remains overdue for a period of more than 90 days in the case of bills purchased and discounted;

(iv)	the installment of principal or interest thereon remains overdue for two crop seasons for short-duration crops;

(v)	the installment of principal or interest thereon remains overdue for one crop season for long-duration crops;

(vi)

the amount of a liquidity facility remains outstanding for more than 90 days, in respect of securitization transactions undertaken in accordance with the RBI (Commercial Banks—Securitisation Transactions) Directions, 2025; or

(vii)

in respect of derivative transactions, the overdue receivables representing the positive mark-to-market value of a derivative contract, if remain unpaid for a period of 90 days from the specified due date for payment.

“Overdue”

Any amount due to the Bank under any credit facility is “overdue” if it is not paid on the due date fixed by the Bank. Borrower accounts must be flagged as overdue by banks as part of their day-end processes for the due date, irrespective of the time when such processes are run. In November 2021, the RBI clarified that the exact dates for repayment of the loan, the frequency of payment, the breakup between principal and interest and examples of SMA/NPA classification, among other aspects, must be specified in the loan agreement and that the borrower must be apprised of the same at the time of loan sanction and also at the time of any subsequent changes to the sanction terms/loan agreement until full repayment of the loan.

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

Loss Assets

Assets on which losses have been identified by the Bank or internal or external auditors or on inspection by the RBI, but the amount of which has not been written off fully. Such an asset is considered uncollectible and of such little value that its continuance as a bankable asset is not warranted, although there may be some salvage or recovery value.

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

Since 2014, the RBI has imposed incremental provisioning requirements for banks’ exposures to entities with unhedged foreign currency exposure (“UFCE”). Banks are required to collect specific information from their customers and assess the extent to which a customer is exposed to unhedged foreign currency on account of volatility in the exchange rate of the rupee vis-à-vis foreign currencies and calculate the incremental provisions based on the methodology prescribed by the RBI. In October 2022, the RBI reviewed all existing guidelines in relation to UFCE and issued the Reserve Bank of India (Unhedged Foreign Currency Exposure) Directions, 2022. These directions came into force on January 1, 2023, and applied to all commercial banks excluding Payments Banks and Regional Rural Banks (as defined by the RBI). Among other things, these directions clarified the definition of “entities” for which banks must assess UFCE. Pursuant to the 2025 RBI Consolidation Exercise, the Reserve Bank of India (Commercial Banks – Credit Risk Management) Directions, 2025 dated November 28, 2025 (the “Directions on Credit Risk Management”) now regulate banks’ exposures to entities with UFCE.

Pursuant to the issuance of the 2026 Provisioning Directions, the Directions on Credit Risk Management are proposed to be amended through the Reserve Bank of India (Commercial Banks – Credit Risk Management) Second Amendment Directions, 2026 dated April 27, 2026. With effect from April 1, 2027, (i) the amendment proposes to delete the incremental provisioning requirement for UFCE on the basis of potential loss/EBID and (ii) the provisioning requirement for UFCE must be in accordance with the 2026 Provisioning Directions.

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

Doubtful Assets

A 100.0 percent provision is made against the unsecured portion of the doubtful asset. In cases where there is a secured portion of the asset, depending upon the period for which the asset remains doubtful, a 25.0 percent to 100.0 percent provision is required to be made against the secured asset as follows:

(i)	Up to one year: 25.0 percent provision.

(ii)	One to three years: 40.0 percent provision.

(iii)	More than three years: 100.0 percent provision.

Loss Assets

The entire asset is required to be written off or 100.0 percent of the outstanding amount is required to be provided for.

Floating Provisions

In 2006, the RBI issued prudential standards on the creation and utilization of floating provisions (provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). Floating provisions must be held separately and cannot be reversed by credit to the profit and loss account. The RBI has permitted banks to utilize a prescribed percentage of the floating provisions held by them for making specific loan loss allowances for impaired accounts under extraordinary circumstances. Until the utilization of such provisions, they can be netted off from gross non-performing assets to arrive at disclosure of net non-performing assets, or alternatively, can be treated as part of Tier II capital within the overall ceiling of 1.25 percent of credit RWAs. The RBI circular dated June 22, 2006 on Prudential norms on creation and utilization of floating provisions has been withdrawn. The instructions in relation to prudential norms on creation and utilization of floating provisions are now set out in the 2025 IRACP Directions.

Provisioning Coverage Ratio

With a view to ensuring counter-cyclical provisioning in the banking system, in 2010 the RBI mandated that banks should augment their provisioning cushions consisting of specific provisions against NPAs as well as floating provisions (to the extent not used at Tier II capital) and ensure that their total Provisioning Coverage Ratio (“PCR”), including the above floating provisions, is not less than 70.0 percent. Under the current regime, set out in the 2025 IRACP Directions, (i) the PCR of 70.0 percent may be computed with reference to the gross NPA position in the relevant banks as of September 30, 2010; (ii) the surplus of the provision under PCR over the amount required by the guidelines is treated as a “countercyclical provisioning buffer”; and (iii) banks may utilize up to a prescribed percentage of the countercyclical provisioning buffer/floating provisions held by them for making specific provisions for NPAs during periods of system-wide downturn, with prior approval of the RBI.

Restructured Assets

The RBI had issued the Prudential Framework for Resolution of Stressed Assets dated June 7, 2019, setting out the prudential norms on the restructuring of advances by banks. The guidelines primarily set out the norms and conditions where their fulfillment would be required to maintain the category of the restructured account as a “standard asset”. A standard asset can be restructured by rescheduling principal repayments and/or the interest element, subject to compliance with certain conditions, but must be separately disclosed as a restructured asset.

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

Pursuant to the 2025 RBI Consolidation Exercise, the framework dated June 7, 2019, was withdrawn and the instructions described above have been consolidated into the Reserve Bank of India (Commercial Banks—Resolution of Stressed Assets) Directions, 2025, dated November 28, 2025 (the “Directions on Resolution of Stressed Assets”).

Project Finance Directions

On June 19, 2025, the RBI issued the “Reserve Bank of India (Project Finance) Directions, 2025” (the “2025 Project Finance Directions”). The Project Finance Directions aimed to strengthen the then-existing regulatory framework in relation to project financing and restructuring of exposures relating to projects under implementation on account of change in DCCO.

The Project Finance Directions set out the following: (i) classification of various stages of the project lifecycle (design, construction, and operational phases), with prudential norms applicable based on the project phase; (ii) provisioning requirements; (iii) conditions for sanction and norms for disbursement of project finance; (iv) conditions for extension of DCCO and treatment for breach of DCCO for projects; and (v) requirement of maintenance of a comprehensive digital project database.

Pursuant to the 2025 RBI Consolidation Exercise, the 2025 Project Finance Directions were repealed and consolidated under the various other RBI master directions as follows: (i) the Reserve Bank of India (Commercial Banks – Credit Facilities) Directions, 2025, dated November 28, 2025 (the “Directions on Credit Facilities”); (ii) the Directions on Resolution of Stressed Assets; (iii) the 2025 IRACP Directions and (iv) the Reserve Bank of India (Commercial Banks – Financial Statements: Presentation and Disclosures) Directions, 2025 dated November 28, 2025 (the “Directions on Financial Statements”).

Resolution of Stressed Assets

In 2019, the RBI replaced the then-existing framework for the resolution of stressed assets (including the framework for revitalizing distressed assets, the joint lenders forum mechanism, strategic debt restructuring, and the scheme of sustainable structuring of stressed assets). In April 2024, the RBI issued the Master Circular on Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances (the “2024 Master Circular”), which consolidated the Reserve Bank of India (Prudential Framework for Resolution of Stressed Assets) Directions, 2019. The Directions on Resolution of Stressed Assets were issued on November 28, 2025, which consolidated all previous instructions including those under the 2024 Master Circular.

As per the Directions on Resolution of Stressed Assets, lenders must recognize incipient stress in loan accounts immediately on default by classifying such assets under special mention accounts (“SMA”) as per the categories prescribed under the circular. The duration for which the principal or interest is overdue (i.e., 30-90 days) determines the relevant sub-category. The instructions on SMA classification of borrower accounts are applicable to all loans, except for agricultural advances governed by crop season-based asset classification norms. Loans classified as NPAs may be upgraded as “standard assets” only after the arrears of interest and principal have been paid by the borrower in full. Lenders must put in place policies approved by their board of directors for the resolution of stressed assets, including the timelines for such resolution, and they are expected to implement the resolution plan before default occurs. However, if a default occurs, lenders have a review period of 30 days within which their resolution strategy must be decided.

The Directions on Resolution of Stressed Assets provide the timelines within which the banks are required to implement the resolution plan, depending on the aggregate exposure of the borrower to the lender. For large accounts with the aggregate exposure of the lenders being Rs. 15.0 billion or more, the RBI has specified that the resolution plan must be implemented within 180 days from the end of the review period. If implementation of the resolution plan is delayed beyond 180 days, then the lenders are required to make an additional provision of 20.0 percent of the total outstanding. If the implementation of the resolution plan is delayed beyond 365 days, the lenders are required to make an additional provision of 15.0 percent (i.e., total additional provision of 35.0 percent) of the total outstanding. This additional provision is required to be made over and above the following, subject to the aggregate provisions being capped at 100.0 percent of the total amount outstanding: (i) the provisions already held and (ii) the provisions required to be made as per the asset classification status of the borrower account. Lenders are required to make appropriate disclosures of implemented resolution plans in their financial statements under “Notes on Accounts”.

In December 2024, the RBI mandated that regulated entities participating in debt relief schemes (“DRS”) announced by state governments must comply with guidelines under “Prudential treatment in respect of Government Debt Relief Schemes”. These guidelines cover participation by the regulated entity in the particular DRS, based on its board-approved policy, and treatment of waivers of interest and/or sacrifice of principal as a compromise settlement. These guidelines in relation to participation by banks have been consolidated into the Directions on Resolution of Stressed Assets. Through these directions, the RBI shared a model operating procedure with state governments for their consideration while designing and implementing such DRS through a consultative approach to avoid any non-alignment of expectations of the stakeholders involved, including the Government, lenders, and borrowers. Under these directions, banks must take necessary action and actively follow up with the respective Governments for settlement of any dues pending receipt from the Government for more than 90 days, with respect to relief measures announced prior to December 31, 2024.

Resolution of Accounts Impacted by Natural Calamities

With effect from July 1, 2026, the RBI introduced a comprehensive framework for the resolution of borrower accounts impacted by natural calamities and external events such as riots or disturbances resulting in loss of economic activity, upon declaration of such calamity by the Central or State Government. The Reserve Bank of India (Commercial Banks – Resolution of Stressed Assets) Second Amendment Directions, 2026, require banks to incorporate certain objective principles into their board-approved policies, such as in relation to the terms of relief to be granted, the potential relief measures, verifiable parameters for making such determinations and the matrix for deciding and implementing relief measures, if any, including for restructuring. Borrowers will be eligible for relief if their accounts were classified as “standard” and were not in default for more than 30 days as of the date of the calamity declaration. The resolution process must be invoked within 45 days and implemented within 135 days from the date of the calamity declaration. In exceptional cases, a one-time extension of 30 days may be available.

Accordingly, amendments have been made to the Directions on Credit Risk Management, the 2025 IRACP Directions and the Directions on Responsible Conduct, effective July 1, 2026. Pursuant to the Reserve Bank of India (Commercial Banks – Credit Risk Management) Third Amendment Directions, 2026, banks are required to ensure that credit assessments suitably factor in the possible impact of calamities on borrowers who may be affected by such events. Further, pursuant to the Reserve Bank of India (Commercial Banks – Income Recognition, Asset Classification and Provisioning) Amendment Directions, 2026, accounts undergoing such resolution may retain their “standard” asset classification upon implementation and accounts that entered NPA status between the calamity date and implementation of the directions are eligible to return to a “standard” classification. Banks must maintain an additional specific provision of 5.0 percent of the outstanding debt for such implemented plans, with an additional 5.0 percent provision required for each instance of repeated restructuring under this framework. These provisions may be reversed only after the borrower has paid at least 20.0 percent of the outstanding debt without further default or restructuring. Interest income for these accounts is generally recognized on an accrual basis, except for certain repeat-restructuring cases where interest income must be reported on a cash basis.

Additionally, the Reserve Bank of India (Commercial Banks – Responsible Business Conduct) Amendment Directions, 2026, introduced certain customer service and business continuity measures for areas affected by calamities. These include permitting banks to operate affected branches from temporary premises (subject to approval from the relevant RBI regional office for periods beyond 30 days), requiring banks to restore ATM services at the earliest and provide alternative cash-access arrangements, such as allowing the opening of small accounts for displaced or adversely affected persons who may not have access to identification documents, and permitting banks, at their discretion, to waive or reduce certain fees and charges in calamity-affected areas for a period of up to one year.

Framework on Specified Non-Financial Assets

On July 16, 2026, the RBI issued amendments to the Directions on Resolution of Stressed Assets and the 2025 IRACP Directions to introduce a framework governing how banks acquire, value, manage and dispose of immovable assets taken over from defaulting borrowers, which will become effective on October 1, 2026. The objective of the amendments is to provide clarity on the prudential treatment of specified non-financial assets (“SNFAs”), including non-banking assets (“NBAs”), acquired by a bank. SNFAs are defined as immovable assets acquired by a bank in full or part satisfaction of its claims on a borrower, including NBAs acquired under the Banking Regulation Act. Pursuant to the amendments, banks are required to incorporate suitable clauses for the acquisition and disposal of SNFAs in their policies. Such provisions must include limits on SNFAs as a share of total assets, eligibility criteria, delegation matrices, recovery efforts to be explored before acquisition and a maximum period for disposal (not exceeding seven years).

The framework will apply to all SNFAs, including those acquired bilaterally or under the SARFAESI Act, and permits acquisition only where the borrower exposure is classified as an NPA. SNFAs must be deemed to have been acquired only if the title of the asset is transferred in the name of the bank, and the bank is in a clear position to deal with the asset on its own. Where acquisition of an SNFA results in partial extinguishment of the bank’s exposure, such partial extinguishment is required to be treated as a restructuring, and the residual exposure to the borrower will be subject to the prudential treatment applicable to restructuring under the Directions on Resolution of Stressed Assets. SNFAs are to be recorded on acquisition at the lower of the net book value of the extinguished exposure or the distressed sale value determined by at least two independent external valuers. In case of partial extinguishment, the net book value of the extinguished exposure must be calculated on a proportionate basis (i.e., as a proportion of the share of extinguished debt). SNFAs are not to be included in gross NPA, net NPA, stressed exposure or provisioning coverage ratio disclosures, and are required to be disclosed under the relevant accounting line item as “nonbanking assets acquired in satisfaction of claims.” The framework also states that banks must make all efforts to dispose of SNFAs at the earliest through a public auction. A SNFA may not be sold back to the borrower or its related parties. SNFAs are required to be disposed of within a maximum period of seven years.

The amendments to the 2025 IRACP Directions make changes to the income recognition for SNFAs. They provide that any accrued but unrealized interest and charges relating to periods prior to acquisition of an SNFA may not be recognized as income upon acquisition. Any income already recognized in respect of SNFAs outstanding as of September 30, 2026 must be reversed by September 30, 2027, to the extent such income remains unrealized on that date. Any income received from SNFAs must be recognized in the income statement as “non-interest / other income”, in the financial year in which it is realized, and any expense incurred towards upkeep of SNFAs must be accounted for in the income statement in the financial year in which it is incurred.

Framework for Compromise Settlements and Technical Write-offs

On June 8, 2023, the RBI issued the Framework for Compromise Settlements and Technical Write-offs, a regulatory framework governing compromise settlements and technical write-offs, which was applicable to all regulated entities. The framework defined compromise settlement as a negotiated arrangement to fully settle the borrower’s claims, involving a sacrifice of the amount due from the borrower by regulated entities. Technical write-off refers to cases where the non-performing assets remain outstanding at borrowers’ loan account level, but are written off by the regulated entity for accounting purposes without waiving claims against the borrower and without prejudice to the recovery of such claims. The framework required the regulated entities to have a board-approved policy which lays down the process to be followed when undertaking compromise settlements and technical write-offs.

Pursuant to the 2025 RBI Consolidation Exercise, the framework dated June 8, 2023, was withdrawn and the instructions described above have been consolidated into the Directions on Resolution of Stressed Assets.

Among other things, the Directions on Resolution of Stressed Assets provides that:

(i)

compromise settlements where the time for payment of the agreed settlement amount exceeds three months will be treated as restructurings, as defined in the Directions on Resolution of Stressed Assets issued by the RBI; and

(ii)	in case of partial technical write-offs, the prudential requirements in respect of residual exposure, including provisioning and asset classification, will be with reference to the original exposure.

Provisioning in case of Investments in AIFs

If a bank is unable to liquidate its investments, then it must make a 100.0 percent provision of such investments.

In March 2024, the RBI clarified that any provisioning related to the investments in AIFs would be required only to the extent such investment by the bank in the AIF scheme is further invested by the AIF in the debtor company.

See also “—Investments in AIFs”.

Act Relating to Recovery of NPAs

As a part of the financial sector reforms, the Government introduced the SARFAESI Act. The SARFAESI Act provides banks and other lenders with increased powers in the recovery of the collateral underlying NPAs. In accordance with the instructions issued by the RBI set out in the “Display of information—Secured assets possessed under the SARFAESI Act, 2002” that came into effect in March 2024, the Bank is required to disclose the details of the secured assets belonging to its borrowers that are in its possession.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The SARFAESI Act provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The RBI has also issued guidelines to banks on the process to be followed for the sale of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is an NPA. A bank could also sell a standard asset only if (i) the asset is under consortium or multiple banking arrangement; (ii) at least 75.0 percent by value of the asset is classified as non-performing in the books of other banks and financial institutions; and (iii) at least 75.0 percent by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale of the asset to a securitization company or a reconstruction company. Banks selling financial assets must ensure that there is no known liability being transferred to them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks cannot sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0 percent, by value of the banks or financial institutions, accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash or bonds/debentures issued by the asset reconstruction company or trusts set up by it to acquire financial assets. If the consideration comprises only cash and government-guaranteed security receipts, excess provisions may be reversed by the lenders to the profit and loss account. Such security receipts shall be valued periodically based on the recovery ratings received for such instruments, and any security receipts outstanding after the final settlement of the government guarantee or the expiry of the guarantee period, whichever is earlier, shall be valued at one rupee. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. These instructions in relation to sale of financial assets to asset reconstruction companies are now set out in the Reserve Bank of India (Commercial Banks – Transfer and Distribution of Credit Risk) Directions, 2025 (“Distribution of Credit Risk Directions”).

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

On April 24, 2024, the RBI issued the Reserve Bank of India (Asset Reconstruction Companies) Direction, 2024, which provided directions in relation to the maintenance of the minimum capital requirement, net owned funds, registration requirements and other directions to ensure prudent and efficient functioning of ARCs and to protect the interest of investors.

Pursuant to the 2025 RBI Consolidation Exercise, the instructions under the previously issued guidelines and directions in relation to asset reconstruction were consolidated into the Reserve Bank of India (Asset Reconstruction Companies) Directions, 2025 dated November 28, 2025 (the “Directions on ARCs”).

Guidelines on Sale and Purchase of Non-Performing Assets among Banks, Financial Institutions and Non-banking Financial Institutions

In order to increase the options available to banks for resolving their NPAs and to develop a healthy secondary market for NPAs, in 2005, the RBI issued guidelines for the purchase and sale of NPAs among banks, financial institutions and NBFCs. In terms of these guidelines, banks’ boards were required to establish policies covering, among others, a valuation procedure to be followed to ensure that the economic value of financial assets is reasonably estimated based on the assessed cash flows arising out of repayment and recovery prospects. Purchases and sales of NPAs must be without recourse to the seller, on a cash basis, with the entire consideration being paid up-front, and after the sale there should not be any known liability devolving on the seller.

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

On April 9, 2025, the RBI released draft directions on the securitization of stressed assets (the “2025 Draft Securitization Directions”) with a view to provide a broader mechanism for regulated entities to undertake securitization of their stressed loan exposures, similar to the 2021 framework on securitization of standard assets under the Master Direction – Reserve Bank of India (Securitisation of Standard Assets) Directions, 2021.

Pursuant to the 2025 RBI Consolidation Exercise, all previous instructions in relation to securitization transactions were withdrawn and consolidated into the Securitization Transactions Directions.

Guidelines on Sale of Standard Assets

In May 2012, the RBI issued the Revisions to the Guidelines on Securitisation Transactions which revised the February 2006 guidelines on transfer of assets through securitization and direct assignment of cash flows. These guidelines govern the securitization of debt obligations of a homogenous pool of obligors as well as the direct sale or transfer of a single standard asset. The roles of both the selling and purchasing banks were defined more clearly. All on-balance sheet standard assets except those expressly disallowed in the guidelines are eligible for securitization subject to being held by the originating bank for a minimum holding period. The guidelines also prescribe a minimum retention requirement, i.e., the minimum part of the securitized debts that the originator is required to retain during the term of securitization.

The guidelines also establish the upper limit on the total retained exposure of the originator, the disclosures to be made by the originators, and the applicability of capital adequacy and asset classification and provisioning norms to these transactions. The norms also stipulate stress testing and extensive monitoring requirements on the purchased portfolios. Transactions which do not meet the requirements established by the guidelines are assigned very high-risk weights under capital adequacy norms. The guidelines on transfer of assets through securitization and direct assignment of cash flows do not apply to:

(i)	transfer of loan accounts of borrowers by a bank to other banks, financial institutions or NBFCs, at the request of the borrower;

(ii)	inter-bank participations;

(iii)	trading in bonds;

(iv)	sale of the entire portfolio of assets consequent upon a decision to exit the line of business completely (which should have the approval of the board of directors of the bank);

(v)	consortium and syndication arrangements and arrangement under a corporate debt restructuring mechanism; and

(vi)	any other arrangements and transactions specifically exempted by the RBI.

In September 2021, the RBI issued master directions on securitization of standard assets (the “2021 SSA Directions”) and sale of loan exposures (the “2021 SLE Directions”). These directions were applicable to all banks, financial institutions, SFBs and NBFCs. Among other things, the guidelines prescribe minimum retention requirements (“MRR”) based on the maturity of the underlying loan assets and different average maturities for residential mortgage-backed securities (“RMBS”). The directions also prescribe conditions for the transfer of loan assets.

Key features of the securitization of standard assets are as follows: (i) transactions that result in the issuance of multiple tranches of securities reflecting different credit risks are treated as securitization transactions and accordingly covered under the securitization guidelines; (ii) a securitization external ratings-based approach applies for calculation of risk weighted assets for credit risk of securitization exposures—for unrated securitization exposures, the lender must maintain capital charge equal to the actual exposure; (iii) the definition of securitization allows single-asset securitizations; (iv) securitization of exposures purchased from other lenders is allowed; and (v) if prescribed criteria for transfers of credit risk are met, the originator is exempt from maintaining capital against the exposures so transferred. Pursuant to the 2025 RBI Consolidation Exercise, the 2021 SSA Directions were consolidated into the Securitization Transactions Directions.

Key features of the sale of loan exposures (in contrast to the prior guidelines) are as follows: (i) the sale of standard assets may be made by assignment, novation or loan participation contracts (either funded participation or risk participation), whereas the sale of stressed assets may be made by assignment or novation only; (ii) direct assignment transactions are classified as a special form in these guidelines; (iii) there is no requirement of MRR for sale of loans; and (iv) stressed assets may be sold to any entity that is permitted to take on loan exposures by its statutory or regulatory framework. Pursuant to the 2025 RBI Consolidation Exercise, the 2021 SLE Directions were consolidated into the Distribution of Credit Risk Directions.

Fair Lending Practice

Penal Charges in Loan Accounts

The RBI notified certain instructions in relation to “Fair Lending Practice - Penal Charges in Loan Accounts” dated August 18, 2023 (the “Fair Lending Guidelines”), which came into effect on April 1, 2024. As per the Fair Lending Guidelines, inter alia, banks may not introduce any additional component to the rate of interest and are required to formulate a board approved policy on penal charges or similar charges on loans. These instructions do not, however, apply to credit cards, external commercial borrowings, trade credits and structured obligations which are covered under product specific directions.

Pursuant to the 2025 RBI Consolidation Exercise, the Fair Lending Guidelines were withdrawn and the instructions contained in the Fair Lending Guidelines were consolidated into the Reserve Bank of India (Commercial Banks—Responsible Business Conduct) Directions, 2025, dated November 28, 2025 (the “Directions on Responsible Conduct”).

Fair Practices Code for Lenders

In April 2024, the RBI issued guidelines on “Fair Practices Code for Lenders - Charging of Interest” to promote fairness and transparency in the charging of interest by lenders, while providing adequate freedom to banks with regard to their loan pricing policies. The circular directed banks to review their practices regarding the mode of disbursal of loans, application of interest and other charges and to take corrective action, including system level changes, as may be necessary.

Pursuant to the 2025 RBI Consolidation Exercise, the guidelines on “Fair Practices Code for Lenders—Charging of Interest” were withdrawn and consolidated into the Directions on Responsible Conduct.

Treatment of Willful Defaulters

In July 2024, the RBI released the “Master Direction on Treatment of Wilful Defaulters and Large Defaulters” (the “2024 Willful Defaulters Directions”), which was intended to serve as a comprehensive guideline delineating the regulatory framework and procedures for classification of borrowers as wilful defaulters. The primary objective of the 2024 Willful Defaulters Directions was to provide for a non-discriminatory and transparent procedure for classifying a borrower as a willful defaulter by the lenders. Further, the 2024 Willful Defaulters Directions also aimed to put in place a system to disseminate credit information about willful defaulters for cautioning lenders to ensure that further institutional finance is not made available to them.

The 2024 Willful Defaulters Directions defined a willful defaulter as: (i) a borrower or a guarantor who has committed willful default and the outstanding amount is Rs. 2.5 million and above, or as may be notified by the RBI, and (ii) where the borrower or a guarantor committing the willful default was a company, promoters and the directors of the company.

The 2024 Willful Defaulters Directions further set out specific measures that could be taken against willful defaulters, such as the initiation of criminal proceedings, publishing of photographs of willful defaulters and penal measures against willful defaulters. Further, preventive measures, such as credit appraisals and monitoring end use of funds were also specified.

Pursuant to the 2025 RBI Consolidation Exercise, the 2024 Willful Defaulters Directions were withdrawn and consolidated into the Reserve Bank of India (Commercial Banks – Treatment of Wilful Defaulters and Large Defaulters) Directions, 2025, dated November 28, 2025.

Regulations Relating to Climate Finance and Climate Change Risks

In order to establish an overarching framework for climate finance and the management of climate change risks by commercial banks, the RBI, in November 2025, issued the Reserve Bank of India (Commercial Banks—Climate Finance and Management of Climate Change Risks) Directions, 2025, dated November 28, 2025. These directions enable banks to undertake a comprehensive assessment of climate change risks, integrate such risks into their existing risk management frameworks and structures, and optimize the flow of credit to green activities and projects while addressing greenwashing concerns and protecting depositors’ interests.

Regulations Relating to Loan Origination

The provisions of the Banking Regulation Act govern loans by banks in India. The RBI issues directions covering the loan activities of banks. Major guidelines include norms for bank lending to the priority sector, non-bank financial companies, guidelines on banks’ benchmark lending rates, base rates and norms for loans against shares.

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

In December 2015, the RBI issued guidelines on computing interest rates on advances based on the marginal cost of funds, which were followed by the Master Direction - Reserve Bank of India (Interest Rate on Advances) Directions, 2016 (the “2016 Rates Master Direction”), which came into effect in 2016. Pursuant to the 2016 Rates Master Direction, all rupee loans sanctioned and credit limits renewed must be priced with reference to the marginal cost of funds-based lending rate system (“MCLR”). Actual lending rates must be determined by adding the components of spread to the MCLR. Banks review and publish their MCLR of different maturities every month on a pre-announced date. The 2016 Rates Master Direction provided that existing loans and credit limits linked to the previously-applicable Base Rate could continue until repayment or renewal. Certain types of loans, including fixed rate loans with tenor over three years and loans linked to a market-determined external benchmark, are exempt from provisions of MCLR. The existing borrowers had the option to move to MCLR-linked loans at mutually acceptable terms.

Since October 1, 2019, all new floating rate personal or retail loans and floating rate loans to micro and small enterprises are required to be linked to an external benchmark. Banks can adopt any of the following benchmarks: (i) RBI policy repo rate, (ii) Government of India 3-Months Treasury Bill yield published by Financial Benchmarks India Private Ltd (“FBIL”), (iii) Government of India 6-Months Treasury Bill yield published by FBIL, and (iv) any other benchmark market interest rate published by FBIL. However, adoption of multiple benchmarks by the same bank is not permitted within a loan category. Pursuant to the 2025 RBI Consolidation Exercise, all previous instructions set out above in relation to computation of interest rates on advances were withdrawn and consolidated into the Reserve Bank of India (Commercial Banks – Interest Rates on Advances) Directions, 2025 dated November 28, 2025.

On April 15, 2024, the RBI issued the “Key Facts Statement for Loans & Advances” (the “KFS Circular”). The KFS Circular was applicable to all regulated entities. Pursuant to the KFS Circular, with effect from October 1, 2024, regulated entities are required to provide a key facts statement to all prospective borrowers, which shall include a computation sheet of annual percentage rate and the amortization schedule of the loan over the loan tenor, to help them form an informed view before executing the loan contract. Pursuant to the 2025 RBI Consolidation Exercise, the instructions contained in the KFS Circular were consolidated into the Directions on Responsible Conduct.

Directed Lending

Priority Sector Lending

The guidelines on lending to the priority sector were set forth in the Master Directions on Priority Sector Lending—Targets and Classification dated September 4, 2020, issued by the RBI. The RBI released revised guidelines on priority sector lending through the Master Directions—Reserve Bank of India (Priority Sector Lending – Targets and Classification) Directions, 2025 (the “Directions on PSL”). The priority sector broadly comprises agriculture, micro, small and medium enterprises (“MSMEs”), export credit, education, housing, social infrastructure, renewable energy, and others subject to certain limits.

The priority sector lending targets are linked to the adjusted net bank credit (“ANBC”) or the credit equivalent amount of off-balance sheet exposures (“CEOBSE”), whichever is higher, as of the corresponding date of the previous year. Domestic banks and foreign banks having 20 or more branches in India are required to achieve total priority sector lending equivalent to 40.0 percent of their ANBC or CEOBSE, whichever is higher. Of the total priority sector advances, agricultural advances are required to be 18.0 percent of ANBC or CEOBSE, whichever is higher. Advances to weaker sections were required to be 12.0 percent of ANBC or CEOBSE, whichever is higher. Within the 18.0 percent target for agriculture, a target of 14.0 percent of ANBC or CEOBSE, whichever is higher, was prescribed for Non-Corporate Farmers (“NCFs”), out of which a target of 10.0 percent was prescribed for small and marginal farmers. The target for micro enterprises is set at 7.5 percent.

Loans to individuals up to Rs. 5.0 million in centers with populations of 5.0 million and above, Rs. 4.5 million in centers with populations of 1.0 million and above but below 5.0 million, and Rs. 3.5 million in centers with populations below 1.0 million for the purchase or construction of a dwelling unit per family (provided the overall cost of the dwelling unit in the centers does not exceed Rs. 6.3 million, Rs. 5.7 million and Rs. 4.4 million, respectively), excluding loans granted by banks to their own employees, are treated as part of priority sector lending. Loans to individual borrowers for educational purposes, including vocational courses up to Rs. 2.5 million, are also treated as part of priority sector lending. Investments by banks in securitized assets and outright purchases of loans representing loans to various categories of the priority sector (except “others”) are eligible for classification under the priority sector only if certain criteria are fulfilled.

Bank loans up to a limit of Rs. 80.0 million per borrower for building social infrastructure for activities, namely schools, drinking water facilities and sanitation facilities and loans up to a limit of Rs. 120 million per borrower for building health care facilities in Tier II to Tier VI centers are treated as priority sector lending. Further, bank loans up to a limit of Rs. 350.0 million to borrowers for purposes like renewable energy-based power generators and for renewable energy-based public utilities like street lighting systems and remote village electrification are also treated as priority sector lending.

Scheduled commercial banks are permitted to co-lend with all registered NBFCs (including housing finance companies) for lending to the priority sector. Co-lending arrangements for lending to priority sectors are governed by the Distribution of Credit Risk Directions.

Banks are required to ensure compliance with priority sector lending targets on a calendar quarter basis. All banks (excluding UCBs under all-inclusive directions) having a shortfall in lending to priority sector targets are allocated amounts for contribution to the Rural Infrastructure Development Fund or funds with the National Bank for Agriculture and Rural Development and other financial institutions, as may be decided by the RBI, as and when funds are required by them. The interest rates on banks’ contributions to these schemes and periods of deposits, among other things, are provided in the latest Directions on PSL. Further, in the case of no shortfall in the overall priority sector lending target but a shortfall in any sub-target, an interest rate of the bank rate minus two percentage points will apply. Additionally, as per RBI guidelines, non-achievement of priority sector targets and sub-targets is taken into account by the RBI when granting regulatory clearances and approvals for various purposes.

While computing the achievement of priority sector targets, a simple average of all quarters will be arrived at and considered for computation of overall shortfall/excess at the end of the year. The RBI assigns weightages to incremental priority sector credit in identified districts. A higher weight (125.0 percent) will be assigned in the identified districts where the credit flow is comparatively lower and a lower weight (90.0 percent) will be assigned in the identified districts where the credit flow is comparatively higher. This will be valid for up to fiscal year 2027 and will be reviewed thereafter. The districts not further specified will continue to have a normal weightage of 100.0 percent.

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

The RBI has permitted bank loans to registered NBFCs (other than MFIs) for on-lending purposes to be classified as priority sector loans, within the relevant categories as outlined above, subject to the condition that a bank’s loans to registered NBFCs (other than MFIs) and HFCs for on-lending purposes will only be permitted up to an overall limit of 5.0 percent of an individual bank’s total priority sector lending of the previous financial year. The RBI clarified that a bank’s loan for on-lending will continue to be classified under the priority sector until the date of their repayment or maturity. The RBI also clarified that bank loans made to HFCs for on-lending for the purpose of housing will continue on an on-going basis. Furthermore, existing loans disbursed under the on-lending model will continue to be classified under the applicable priority sector until the date of repayment or maturity.

Export Credit

The RBI also requires banks to make loans to exporters. We provide export credit for pre-shipment and post-shipment requirements of exporters in rupees as well as foreign currencies. The directions issued by the RBI pertaining to export credit applicable to commercial banks have been consolidated into the Directions on PSL.

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

The RBI has announced certain regulatory measures to mitigate the burden of debt servicing brought about by global trade disruptions. On November 14, 2025, it issued the Reserve Bank of India (Trade Relief Measures) Directions, 2025, which establish a temporary relief framework for borrowers engaged in exports in specified sectors, having export credit facilities outstanding as of August 31, 2025, and whose accounts with all regulated entities were classified as standard on that date. The relief measures under the directions include the moratorium and/or deferment of payments and extension of tenor for export credit.

Lending to Infrastructure Sector and Affordable Housing Sector

In order to allow banks to provide long-term funds for project loans to the infrastructure sector and the affordable housing sector, the RBI has issued several guidelines for the issuance of long-term bonds by banks for financing infrastructure sector loans and lending to the affordable housing sector, in 2014, 2015 and 2020. Pursuant to the 2025 RBI Consolidation Exercise, the Reserve Bank of India (Commercial Banks—Resource Raising Norms) Directions, 2025, dated November 28, 2025 (the “Resource Raising Norms”) consolidated the previous guidelines in relation to commercial banks.

Under the Resource Raising Norms, banks are permitted to issue long-term fully paid, redeemable and unsecured bonds with a minimum maturity of seven years to enable lending to long-term projects in certain specified infrastructure sub-sectors and the affordable housing sector as prescribed in the Resource Raising Norms. To encourage lending to these sectors, these long-term bonds are not subject to cash reserve ratio (“CRR”) or statutory liquidity ratio (“SLR”) requirements. These bonds are also not included in the computation of ANBC for the purposes of priority sector lending targets subject to the guidelines. However, any infrastructure or affordable housing loans acquired from other banks and financial institutions will require the prior approval of the RBI to avail themselves of these regulatory incentives.

Lending to Real Estate Investment Trusts (“REITs”) and Infrastructure Investment Trusts (“InvITs”)

On June 10, 2026, the RBI issued the Reserve Bank of India (Commercial Banks – Credit Facilities) Third Amendment Directions, 2026, pursuant to which commercial banks have been permitted to lend to REITs and the framework relating to lending to InvITs has been revised. These directions will come into force on October 1, 2026, or earlier if adopted by a bank in their entirety.

Under the guidelines, banks may lend to REITs and InvITs that are registered with and regulated by the SEBI subject to certain conditions. Banks can lend to listed REITs where 80 percent of the underlying assets have generated positive cash flow from operations for a minimum period of one year, and to those InvITs where at least 80 percent of the asset value is invested in completed and revenue-generating infrastructure projects that have produced positive operating cash flows for at least one year. Banks are required to put in place a board-approved policy covering, among other things, appraisal mechanisms, sanctioning conditions and monitoring mechanisms with appropriate covenants for such lending.

Consequential amendments were also made to the RBI’s prudential framework. Under the Reserve Bank of India (Commercial Banks – Prudential Norms on Capital Adequacy) Eighth Amendment Directions, 2026, dated June 10, 2026, exposures to REITs will attract a 100.0 percent risk weight, provided that if such exposures qualify as capital market exposures under the Directions on Concentration Risk Management, the applicable risk weight increases to 125.0 percent. Further, under the Reserve Bank of India (Commercial Banks – Concentration Risk Management) Third Amendment Directions, 2026, also dated June 10, 2026, the RBI introduced a requirement that banks fix internal limits for their aggregate exposure to the real estate sector and sub-limits for different real estate sub-categories, subject to a specific prudential ceiling under which a bank’s aggregate exposure to REITs must not exceed 10.0 percent of its eligible capital base.

Lending to Micro, Small & Medium Enterprises (MSME) Sector

The RBI has, through the Reserve Bank of India – Lending to MSME Sector Direction, 2017, dated July 24, 2017, prescribed the regulatory framework governing bank credit to the micro, small and medium enterprises sector. Under this framework, scheduled commercial banks (excluding regional rural banks) are required to classify eligible enterprises on the basis of the investment and turnover thresholds notified under the Micro, Small and Medium Enterprises Development Act, 2006, and, for priority sector lending purposes, are guided by the classification recorded in the Udyam Registration Certificate, with Udyam Assist Certificate holders being treated as micro enterprises for such purposes.

Kisan Credit Card (“KCC”) Scheme

The Reserve Bank of India (Commercial Banks - Kisan Credit Card Scheme) Directions, 2026 dated June 19, 2026 (the “KCC Directions”) set out a consolidated framework for extending credit under the KCC scheme to meet the working capital and investment credit needs of borrowers engaged in agriculture and allied activities. The guidelines will be applicable from January 1, 2027. The previous guidelines will continue to apply to loan sanctioned prior to January 1, 2027, until their maturity or renewal.

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

As per the Reserve Bank of India (Commercial Banks – Concentration Risk Management) Directions, 2025 (the “Directions on Concentration Risk Management”), the sum of all the exposure values of a bank to a single counterparty must not be higher than 20.0 percent of the bank’s available eligible capital base at all times. However, in exceptional cases, the board of the bank may allow an additional 5.0 percent exposure of the bank’s available eligible capital base. The bank must lay down a board approved policy in this regard. See also “—Large Exposures Framework” discussed below.

The Directions on Concentration Risk Management restrict banks’ exposures to a single NBFC (excluding gold loan companies) to 20.0 percent of their eligible capital base (Tier I capital). Banks’ exposures to a group of connected NBFCs or group of connected counterparties having NBFCs in their respective group is restricted to 25.0 percent of their Tier I capital. The exposure of a bank to a single NBFC which is predominantly engaged in lending against collateral of gold jewelry (i.e., such loans comprising 50.0 percent or more of their financial assets), must not exceed 7.5 percent of the bank’s capital funds (Tier I plus Tier II capital). However, this exposure ceiling may increase by 5.0 percent, i.e., up to 12.5 percent of the banks’ capital funds if the additional exposure is on account of funds lent by such NBFCs to the infrastructure sector. Banks may also consider fixing internal limits for their aggregate exposure to all NBFCs combined.

Exposure includes credit exposure (funded and non-funded credit limits) and investment exposure (including underwriting and similar commitments). The sanctioned limits or outstanding amount, whichever is higher, would be included when arriving at the exposure limit. Apart from limiting exposures to an individual or a group of borrowers, the RBI also requires banks to consider fixing internal limits for aggregate commitments to specific sectors, so that their exposures are evenly spread across various sectors. These limits are subject to a periodic review by banks.

In August 2016, the RBI issued a circular imposing certain restrictions on lending by banks to large borrowers. As per the circular, banks are required to keep exposures to specified borrowers within a normally permitted lending limit (“NPLL”) specified in the circular from the fiscal year succeeding that in which the borrower is identified as a specified borrower. For incremental exposures in excess of the NPLL, banks are required to maintain an additional provision of 3.0 percent on such excess. Additional risk weight of 75.0 percent over and above the applicable risk weight for the exposure to the specified borrower is also required to be maintained by the bank in case of any incremental exposure. The guidelines define “specified borrowers” as having an aggregate fund-based credit limit (as described in the circular) of over Rs. 100 billion. The 2016 Circular was consolidated into the Master Circular on Basel III Capital Regulations which was further consolidated into the Capital Adequacy Regulations. With effect from January 1, 2026, the provisions on additional risk weight in relation to specified borrowers have been withdrawn.

Since 2019, borrowers having a fund-based working capital limit of Rs. 1,500 million and above from the banking system need to have a loan component of at least 60.0 percent. Accordingly, such borrowers’ drawings up to 60.0 percent of the total fund-based working capital limits must only be allowed from the loan component, and drawings in excess of this may be allowed as a cash credit facility. The undrawn portion of cash credit/overdraft limits sanctioned to large borrowers, irrespective of whether unconditionally cancellable or not, are subject to a credit conversion factor of 20.0 percent. Pursuant to the 2025 RBI Consolidation Exercise, these instructions are now set out in the Capital Adequacy Regulations.

With effect from July 1, 2026, the Directions on Concentration Risk Management prescribe a revised prudential framework for banks’ capital market exposures. For more information on capital market exposure limits, please see “—Regulations Relating to Capital Market Exposure and Acquisition Finance by Banks” discussed below.

Large Exposures Framework

In June 2019, the RBI issued the revised Large Exposures Framework, with an aim to align the exposure norms for Indian banks with BCBS standards. Pursuant to the 2025 RBI Consolidation Exercise, the Large Exposures Framework has been consolidated into the Directions on Concentration Risk Management.

The framework defines “large exposures” and governs banks’ exposures to counterparties. It also prescribes that the sum of all exposure values of a bank to a single counterparty must not be higher than 20.0 percent of the bank’s available eligible capital base at all times, and that to a group of connected counterparties must not be higher than 25.0 percent of the bank’s available eligible capital base, at all times. Tier I capital fulfilling the criteria mentioned in the Capital Adequacy Regulations is required to be considered as eligible capital base for this purpose.

Under the Directions on Concentration Risk Management, banks’ exposures to a single NBFC are restricted to 20.0 percent of their eligible capital base. Banks’ exposures to NBFCs predominantly engaged in lending against gold are also regulated by limits prescribed under the Directions on Concentration Risk Management.

The RBI exempts exposures to foreign sovereigns or their central banks that are (i) subject to a zero percent risk weight under the Capital Adequacy Regulations; and (ii) where such lending is denominated in the domestic currency of that sovereign and met out of resources of the same currency, from the framework.

The RBI has issued separate guidelines in relation to the Large Exposures Framework applicable to NBFCs.

Regulations Relating to Capital Market Exposure and Acquisition Finance by Banks

The RBI has issued guidelines on financing to participants in the capital markets. These guidelines place a ceiling on the overall exposure of a bank to the capital markets.

The RBI governs banks’ exposure to capital markets. Previously, banks in India were largely restricted from lending to finance the acquisition of shares, with limited exceptions, notably in the context of acquisitions in the infrastructure sector, and overseas acquisitions. With the aim of facilitating bank finance for strategic acquisitions by Indian listed entities, the RBI released the draft of the Reserve Bank of India (Commercial Banks—Capital Market Exposure) Directions, 2025 on October 24, 2025, seeking feedback from stakeholders. Subsequently, based on the feedback received in relation to the draft directions, the RBI issued the Reserve Bank of India (Commercial Banks—Credit Facilities) Amendment Directions, 2026, Reserve Bank of India (Commercial Banks—Concentration Risk Management) Amendment Directions, 2026, the Reserve Bank of India (Commercial Banks – Prudential Norms on Capital Adequacy) Second Amendment Directions, 2026, along with other related amendment directions (collectively, the “CME Amendment Directions”), which together propose to implement a revised framework governing CME and connected lending activities of commercial banks.

The CME Amendment Directions permit banks to finance acquisitions across sectors, subject to certain key requirements such as requirements that the acquisition must result in the acquisition of control of the target. Where financing is raised from a bank, such financing must be secured, and in the case of bridge financing, must not result in dilution of the security coverage prescribed under the CME Amendment Directions. The bank’s exposure under acquisition financing (excluding refinancing of target debt, which is permitted) will be part of the bank’s capital markets exposure, which is subject to an overall cap of 40.0 percent of the eligible Tier 1 Capital of the bank under the Directions on Concentration Risk Management. Within such overall cap, the bank’s aggregate exposure to acquisition finance shall be capped at 20.0 percent of eligible Tier 1 Capital. Banks in India were permitted to finance offshore acquisitions by Indian entities on the basis of their board approved policies. Under the CME Amendment Directions, except to the extent of 20.0 percent or less of a financing, banks must comply with all the requirements of the rules even for offshore acquisitions.

On March 30, 2026, the RBI announced that it had decided to extend the effective date of the CME Amendment Directions by three months to July 1, 2026. Further, the RBI also issued certain clarifications to instructions on acquisition finance, on loans against financial assets and on credit facilities to capital market intermediaries and announced that certain updates were carried out to the CME Amendment Directions. The RBI accordingly issued revised CME Amendment Directions, including the Reserve Bank of India (Commercial Banks—Credit Facilities) Amendment Directions, 2026 (Revised), Reserve Bank of India (Commercial Banks—Concentration Risk Management) Amendment Directions, 2026 (Revised), the Reserve Bank of India (Commercial Banks – Prudential Norms on Capital Adequacy) Second Amendment Directions, 2026 (Revised), along with other related amendment directions (collectively, “Revised CME Amendment Directions”). Accordingly, the Revised CME Amendment Directions is effective from July 1, 2026.

The Directions on Concentration Risk Management and the Directions on Credit Facilities set out limits on banks’ exposure to capital markets. The aggregate exposure that a bank has to the capital markets in all forms (both fund-based and non-fund-based) must not exceed 40.0 percent of its eligible capital base. Within this overall ceiling, the bank’s direct investment in shares, convertible bonds and debentures, units of non-debt mutual fund schemes, units of REITs and InvITs, and exposure to AIFs must not exceed 20.0 percent of its eligible capital base (both for the stand-alone and the consolidated Bank).

In addition, the bank’s aggregate exposure to acquisition finance must not exceed 20.0 percent of its eligible capital base, within the overall 40.0 percent ceiling.

Effective July 1, 2026, the following exposures are subject to this ceiling:

(i)

direct investment in equity and preference shares, convertible bonds, convertible debentures and units of non-debt mutual fund schemes, units of Real Estate Investment Trusts (“REITs”) and Infrastructure Investment Trusts (“InvITs”), and units of Alternative Investment Funds (“AIFs”);

(ii)

advances against shares, bonds, debentures or other securities or advances without security to individuals for investment in shares (including in initial public offerings (“IPOs”), further public offerings (“FPOs”) and employee stock option plans (“ESOPs”)), convertible bonds, convertible debentures and units of non-debt mutual fund schemes;

(iii)	advances for any other purposes where shares or convertible bonds or convertible debentures or units of non-debt mutual fund schemes are taken as primary security;

(iv)

advances for any other purposes to the extent secured by collateral of shares, convertible bonds, convertible debentures or units of non-debt mutual fund schemes (i.e., where the primary security other than shares or convertible bonds or convertible debentures or units of non-debt mutual fund schemes does not fully secure the advances and the credit is extended on the principal strength of such collateral);

(v)	all credit facilities extended to capital market intermediaries (“CMIs”) (including stockbrokers) in terms of the Credit Facilities Directions;

(vi)	financing for corporate acquisitions (Acquisition Finance) in terms of the Credit Facilities Directions, including such exposures taken by overseas branches and subsidiaries of the bank;

(vii)	financing provided to non-debt mutual fund schemes;

(viii)	bridge finance to companies for meeting upfront equity of new companies being set up;

(ix)

underwriting commitments taken up by banks in respect of primary issues of shares or convertible bonds or convertible debentures or units of non-debt mutual fund schemes, or bonds where the end-use is acquisition finance;

(x)	irrevocable payment commitments issued by custodian banks on behalf of their clients in favor of clearing corporations of stock exchanges; and

(xi)	trade exposures of a bank acting as a clearing member in equity and commodity derivative transactions, including funded initial margins.

Regulations Relating to Other Loan Exposures

Pursuant to the Directions on Credit Facilities, RBI requires banks to institute a policy relating to the ceiling on the total amount of real estate loans, single and group exposure limits for such loans, margins, security, repayment schedule and availability of supplementary finance with the approval of their boards. The policy is required to include exposure limits, collateral cover and margins and credit authorization. The RBI has also permitted banks to extend financial assistance to Indian companies for the acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investments.

Limits on Intra-group Transactions and Exposures

In 2014, the RBI issued guidelines on the management of intra-group transactions and exposures. These guidelines contained both quantitative limits for the financial intra-group transactions and exposures (“ITEs”) and prudential measures for the non-financial ITEs to ensure that the banks engage in ITEs in a prudent manner in order to contain the concentration and contagion risk arising out of ITEs. These measures were aimed at ensuring an arm’s-length relationship in dealings with group entities and prescribe minimum requirements with respect to group risk management and group-wide oversight and prudential limits on intra-group exposures. Pursuant to the 2025 RBI Consolidation Exercise, these instructions were consolidated into the Directions on Concentration Risk Management. Under the Directions on Concentration Risk Management, a bank’s exposure to a non-financial or unregulated financial services entity in its group is capped at 5.0 percent of its eligible capital base and its exposure to a regulated financial services company in its group is capped at 10.0 percent of its eligible capital base. Any exposure beyond the permissible limits is deducted from CET-I capital of the bank.

Regulation Relating to Country Risk Management

In 2003, the RBI had introduced the guidelines on country risk management that covered banks’ exposure to countries which were applicable only in cases where a bank had exposure to a particular country equal to 2.0 percent or more of its assets. Pursuant to the 2025 RBI Consolidation Exercise, instructions under these guidelines have been consolidated under the Directions on Credit Risk Management which now set out requirements such as formulation of a clearly defined ‘Country Risk Management’ policy within the credit risk management policy of the bank, internal assessment of the country risk rating and monitoring of country exposures on a real time basis. Requirements in relation to formulation of the policy and internal assessment of country risk ratings are only in respect of a country, where a bank’s net funded exposure is 1.0 percent or more of its total assets. These guidelines were consolidated in the RBI’s Master Circular on Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances dated April 2, 2024, and pursuant to the 2025 RBI Consolidation Exercise, the guidelines were further consolidated into the 2025 IRACP Directions.

Under the 2025 IRACP Directions, countries are categorized into seven risk categories, namely: insignificant, low, moderately low, moderate risk, moderately high risk, high risk and very high risk. The required provisioning is based on exposures on a graded scale ranging from 0.25 percent to 100.0 percent. Banks are permitted to maintain a lower level of provisioning compared to the requirement in respect of exposures with a contractual maturity of less than 180 days.

Regulations Relating to Investments

Exposure Limits

Credit exposure limits specified by the RBI in respect of a bank’s lending to individual borrowers and borrower groups apply in respect of non-convertible debt instruments. Within the overall capital market exposure ceiling, a bank’s direct investments in equity securities, convertible bonds and debentures and units of equity-oriented mutual funds and all exposures to AIFs should not exceed 20.0 percent of its net worth (as defined in the Directions on Concentration Risk Management).

A bank’s investment in bonds eligible for Tier II capital status issued by other banks or financial institutions is restricted to up to 10.0 percent of the investing bank’s capital funds (Tier I plus Tier II capital) and is also subject to cross holding limits prescribed by the RBI. Investments in the instruments issued by banks or financial institutions that are eligible for capital status are either risk-weighted or deducted from the investee bank’s capital, for capital adequacy purposes, depending upon the extent of investment as prescribed by the RBI under the Capital Adequacy Regulations.

In order to contain the risks arising out of investment by banks in non-statutory liquidity ratio (“non-SLR”) securities, and, in particular, the risks arising out of investment in bonds through private placement, the RBI has issued detailed guidelines on investment by banks in non-SLR securities. Banks have been advised to restrict their new investments in unlisted securities to 10.0 percent of their total non-SLR investments as of March 31 of the previous year. Banks are permitted to invest in unlisted non-SLR securities within this limit, provided that such securities comply with disclosure requirements for listed companies as prescribed by the SEBI. Banks’ investments in unlisted non-SLR securities may exceed the limit of 10.0 percent by an additional 10.0 percent, provided further that the investment is on account of investments in securitization papers issued for infrastructure projects and bonds/debentures issued by asset reconstruction companies set up under the SARFAESI Act and registered with the RBI. Investments in security receipts issued by securitization companies or reconstruction companies registered with the RBI, investments in asset-backed securities and mortgage-backed securities, that are rated at or above the minimum investment grade and investments in unlisted convertible debentures will not be treated as unlisted non-SLR securities for computing compliance with the prudential limits. The guidelines relating to listing and rating requirements of non-SLR securities do not apply to investments in securities directly issued by the central and state governments, which are not reckoned for SLR purposes, and those directly issued by foreign sovereigns, equity shares, equity/debt instruments/Units issued by Category I and Category II AIFs, commercial paper, certificates of deposit, mutual fund schemes where any part of the corpus can be invested in equity, non convertible debentures with original or initial maturity up to one year issued by corporates (including NBFCs) and securities acquired by way of conversion of debt, subject to periodic reporting to the RBI in the DSB return on asset quality. Banks are not permitted to invest in unrated non-SLR securities, except in the case of unrated bonds of companies engaged in infrastructure activities, within the overall ceiling of 10.0 percent for unlisted non-SLR securities.

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

Repo Directions

In July 2018, the RBI issued the Repurchase Transactions (Repo) (Reserve Bank) Directions, 2018. These directions are applicable to repurchase transactions (repo), excluding repo/reverse repo transactions under the Liquidity Adjustment Facility (“LAF”) and Marginal Standing Facility (“MSF”). The directions also cover repo contracts where a third entity (known as the Tri-Party Agent) acts as an intermediary between two parties to the repo to facilitate services like collateral selection and payment and settlement. These directions were superseded by the Master Direction—Reserve Bank of India (Repurchase Transactions (Repo)) Directions, 2025 to, inter alia, include municipal debt securities as eligible securities for repo transactions.

Valuation of Investments

Pursuant to the Master Direction—Classification, Valuation and Operation of Investment Portfolio of Commercial Banks (Directions), 2023 dated September 12, 2023 (the “2023 Investment Portfolio Directions”), all banks were required to reclassify their investment portfolio on or after April 1, 2024 in accordance with the requirements set out under such directions. The 2023 Investment Portfolio Directions updated the Indian regulatory guidelines in line with global standards and best practices, and are revised by the RBI from time to time.

The 2023 Investment Portfolio Directions introduced, inter alia, a symmetric treatment of fair value gains and losses, a clearly identifiable trading book under HFT, the removal of the 90-day ceiling on the holding period for HFT investments, the removal of the ceilings on HTM investments, and a requirement for more detailed disclosures on the investment portfolio.

Pursuant to the 2025 RBI Consolidation Exercise, the 2023 Investment Portfolio Directions were withdrawn and consolidated into the Reserve Bank of India (Commercial Banks – Classification, Valuation and Operation of Investment Portfolio) Directions, 2025 dated November 28, 2025 (the “2025 Investment Portfolio Directions”).

Classification

In accordance with the 2025 Investment Portfolio Directions, investments are classified on the date of purchase into Held to Maturity (“HTM”), Available for Sale (“AFS”) and Fair value through Profit and Loss (“FVTPL”) categories (hereinafter called “categories”). HFT is a separate investment sub-category within FVTPL. All investments in subsidiaries, associates and joint ventures are categorized in a distinct category called ‘Group companies’ (“Group cos”). Under each of these categories, investments are further classified under six groups (hereinafter called “groups”): Government securities, other approved securities, shares, debentures and bonds, investments in subsidiaries / joint ventures and other investments.

Previously, investments were classified on the date of purchase into HFT, AFS and HTM categories (hereinafter called “categories”). Subsequent shifting among the categories was done in accordance with the RBI guidelines. Under each of these categories, investments were further classified into the same six groups identified above.

Purchase and sale transactions in securities are accounted on settlement date except in the case of equity shares which are accounted on trade date.

Basis of Classification

Investments which the Bank intends to hold until maturity and whose contractual terms give rise to cash flows that are solely payment of principal and interest on principal outstanding (“SPPI”) are classified under the HTM category. All investments in subsidiaries, associates or joint ventures are classified under the category of Group Cos. Investments which the Bank acquires with an objective that is achieved by both collecting contractual cashflows and selling securities and where the contractual terms of the investment meet the SPPI criterion are classified under the AFS category. Investments not classified in any of the above categories are classified under the FVTPL category. HFT, which is a sub-category of FVTPL consists of all instruments that meet the specifications for HFT instruments prescribed by the RBI.

Valuation

In accordance with the 2025 Investment Portfolio Directions:

•

Investments classified under FVTPL and AFS categories are fair valued individually. Net gain or loss arising on such valuation of FVTPL category is directly taken to the profit and loss account. The net appreciation or depreciation (adjusted for the effect of applicable taxes, if any) in AFS Category is directly taken to the AFS reserve without routing through the profit and loss account.

•	Quoted investments are valued based on the trades / quotes on the recognized stock exchanges or prices published by FBIL or FIMMDA.

•

Unquoted Government of India securities, state government securities, bonds and debentures and special bonds such as oil bonds, fertilizer bonds and others issued by the Government are valued as per the prices published by FBIL. The valuation of other unquoted fixed income securities for which the price is not published (i.e., other approved securities and bonds and debentures) and preference shares is done with appropriate mark-up, i.e., applicable FIMMDA published credit spreads over the yield to maturity (“YTM”) rates for government securities as published by FBIL.

•

Unquoted equity shares are valued at the break-up value, ascertained from the company’s latest balance sheet. The date as of which the latest balance sheet is drawn up does not precede the date of valuation by more than 18 months. In case the latest audited balance sheet is not available or is more than 18 months old, the shares are valued at Rs. 1 per company.

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

•

Investments in unquoted units of AIFs are valued at NAV provided by the AIF. Where an AIF fails to carry out and disclose the valuation of its investments by an independent valuer as per the frequency mandated by the SEBI, the value of its units is treated as Rs. 1.0. In case AIF is not registered under the Securities and Exchange Board of India (Alternative Investment Fund) Regulation, 2012, and the latest disclosed valuation of its investments by an independent valuer precedes the date of valuation by more than 18 months the value of its units is treated as Rs. 1.0.

•

Investments classified under the HTM and Group Cos category are carried at their acquisition cost and not marked to market. Any diminution, other than temporary, in the value of investments in the Group Cos category is provided for. Previously, any premium on investments classified under HTM category, was amortized over the remaining maturity period of the security on a constant yield-to-maturity basis.

•

For all debt securities meeting SPPI criteria (except short sale securities), any discount or premium on acquisition is accreted or amortized over the remaining maturity period of the security on a constant yield-to-maturity basis. Such accretion or amortization of discount or premium is classified under interest income from investments.

•	The investment portfolio is categorized into three fair value hierarchies, i.e., Level 1, Level 2, and Level 3:

(i)	Level 1 Financial Instruments are valued with inputs such as quoted prices in active markets for identical instruments.

(ii)	Level 2 Financial Instruments are valued with inputs other than quoted prices, that are observable for asset or liability either directly or indirectly.

(iii)	Level 3 Financial Instruments are valued using unobservable inputs.

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

Disposal of Investments

In accordance with the 2025 Investment Portfolio Directions, the profit or loss on sale of investments under the aforesaid categories is recognized in the profit and loss account except for equity instruments designated under AFS at the time of initial recognition, in respect of which the gains and losses are transferred from the AFS Reserve to the Capital Reserve. The profit from sale of investment under the HTM and Group Cos categories, net of taxes and transfer to statutory reserve is appropriated from the profit and loss account to “Capital Reserve”, in accordance with the RBI’s guidelines.

Prohibition on Short Selling

The RBI does not permit short selling of securities by banks, except in the circumstances specified below.

(i)

Banks can short-sell central government securities, subject to the short position being covered within a maximum period of three months, including the day of trade. The short positions must be covered only by an outright purchase of an equivalent amount of the same security or through a long position in the when issued market or allotment in primary auction.

(ii)	Banks can re-repo government securities, including state development loans and treasury bills, acquired under reverse repo subject to conditions prescribed by the RBI.

(iii)	Scheduled commercial banks and primary dealers or bond houses can execute the sale leg of short sale transactions in relation to government securities in the over-the-counter market.

(iv)	Custodians and banks can short-sell in the government bond market with primary members or individual bank customers, who invest through lenders.

(v)

Pursuant to the Short Sale (Reserve Bank) Directions, 2018, certain regulated entities which have the approval of the regulators can undertake short sales, provided that the maximum amount of a security (face value) that can be short sold are either liquid securities up to 2.0 percent of the total outstanding stock of each security, or Rs. 5 billion, whichever is higher, and other securities up to 1.0 percent of the total outstanding stock of each security, or Rs. 2.5 billion, whichever is higher. Liquid securities are securities identified and published by the FIMMDA or FBIL as a “liquid security” for the purpose of short sale transactions. In January 2023, these directions were made applicable to short sale transactions in dated sovereign green bonds issued by the Government.

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

(i)

each bank has to offer a uniform interest rate on savings bank deposits up to Rs. 0.1 million, irrespective of the amount in the account within this limit. While calculating interest on such deposits, banks are required to apply the uniform rate set by them on end-of-day balance up to Rs. 0.1 million; and

(ii)

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

The RBI has permitted banks the flexibility to offer varying rates of interest on domestic term deposits of the same maturity based on the size of these deposits, subject to the following conditions:

(i)	a single term deposit is of Rs. 30 million and above; and

(ii)	interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

In 2016, the RBI issued the Master Direction on Interest Rates on Deposits. The master direction is applicable to all scheduled commercial banks, SFBs, payment banks and local area banks accepting deposits in rupees and foreign currency. This master direction consolidated instructions on rules and regulations framed by the RBI under various acts including banking issues and foreign exchange transactions. On October 26, 2023 the RBI issued instructions on “Non-Callable Deposits—Master Directions on Interest Rate on Deposits”. As per these instructions, banks have been permitted to offer domestic term deposits without a premature withdrawal option, provided that all term deposits accepted from individuals (held singly or jointly) for an amount of Rs. 10 million and below must have premature-withdrawal-facility. Previously, the minimum amount for non-callable term deposits was Rs 1.5 million. Further, banks have also been permitted to offer differential rates on interest on term deposits based on the non-callability of deposits (i.e., non-availability of premature withdrawal option) in addition to tenor and size of deposits.

On April 1, 2025, the RBI repealed the 2016 Master Direction on Interest Rates on Deposits and introduced the Master Direction—Reserve Bank of India (Interest Rate on Deposits) Directions, 2025. Pursuant to the 2025 RBI Consolidation Exercise, the Master Direction—Reserve Bank of India (Interest Rate on Deposits) Directions, 2025 were repealed and consolidated into the Reserve Bank of India (Commercial Banks – Interest Rate on Deposits) Directions, 2025. In June 2026, the RBI withdrew the interest rate ceiling on fresh FCNR (B) deposits of three to five years and removed restrictions on interest rates offered on NRE deposits of three years and above on a temporary basis from June 17, 2026 to September 30, 2026.

To achieve greater financial inclusion, banks have been advised by the RBI to offer a basic savings bank deposit (“BSBD”) account without any requirement of minimum balance and without carrying a charge for the stipulated basic minimum services that would make such accounts available as a normal banking service to all. In 2019, the RBI advised banks to offer the following minimum facilities: (i) deposit of cash at banking outlets as well as ATMs and CDMs, (ii) receipt or payment of monies through any electronic channel or by means of deposit or collection of checks drawn by the central or state government agencies and departments, (iii) no limit on the number and value of deposits that can be made in a month, (iv) a minimum of four withdrawals in a month, including ATM withdrawal, (v) the provision of ATM cards or ATM-cum-debit cards, and (vi) value-added services in addition to such minimum facilities as described here, including the issuance of checkbooks. The holders of BSBD accounts are not eligible to open any other savings bank deposit account in the bank in which such holder maintains a BSBD account. In addition, BSBD accounts are subject to the RBI’s KYC and anti-money laundering requirements for opening bank accounts.

On October 1, 2025, the RBI released the draft Reserve Bank of India (Basic Savings Bank Deposit Account) Directions, 2025 (the “BSBD Draft Directions”), which were subsequently incorporated into the Directions on Responsible Conduct, pursuant to the Reserve Bank of India (Commercial Banks—Responsible Business Conduct) Amendment Directions, 2025 (the “BSBD Amendment”). The BSBD Amendment mandates commercial banks to offer the following additional facilities in a BSBD Account, free of charge: (i) checkbook with minimum 25 check leaves per year; (ii) internet and mobile banking facility; (iii) passbook or monthly statement of account in lieu of passbook, either in print or by email, as per request of the account holder; (iv) minimum of four free withdrawals. Further, a customer may convert their existing savings bank account to a BSBD account. The bank must convert the existing savings bank account to BSBD account within seven days of receipt of request in writing from the customer for such conversion. Such an option must also be provided to customers through digital channels.

Nomination for Payment of Depositors’ Money

The 2025 Banking Act introduced a broader multiple-nomination framework under the Banking Regulation Act by amending (i) Section 45ZA to permit nomination for depositors’ money in favor of up to four persons; (ii) Section 45ZC to allow nomination of up to four persons, successively, in relation to articles left in safe custody; and (iii) Section 45ZE to allow nomination of up to four persons, successively, in relation to lockers; and inserting a new Section 45ZG to prescribe the order of priority for such successive nominations. Taken together, these amendments materially expand and systematize the statutory nomination regime across deposits, safe custody articles and lockers.

Electronic and Digital Payments

In July 2017, the RBI released guidelines titled “Customer Protection—Limiting Liability of Customers in Unauthorised Electronic Banking Transactions” (the “2017 Customer Protection Guidelines”). Under these guidelines, banks were directed to (i) put in place appropriate internal control systems and procedures to ensure safety and security of electronic banking transactions carried out by customers; and (ii) facilitate ease of reporting and monitoring of unauthorized transactions by customers to banks. Further, indicators were identified by the RBI on situations where liability may or may not be accorded to the customers in case of unauthorized transactions, and the limits on and timelines for such liability of customers for third-party breaches. In 2019, these guidelines were extended to apply to non-bank prepaid payment instruments issuers. These instructions have now been consolidated into the Directions on Responsible Conduct. In June 2026, the RBI released amendments to the Directions on Responsible Conduct to further strengthen the framework protecting customers from fraudulent electronic banking transactions. These amendments will come into effect from January 1, 2027.

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

On September 25, 2025, the RBI issued the Reserve Bank of India (Authentication Mechanisms For Digital Payment Transactions) Directions, 2025 which came into force on April 1, 2026. These directions are applicable to payment system providers and payment system participants (including banks and non-banks). The directions provide broad principles which must be complied with by all the participants in the payment chain, while using a form of authentication. All digital payment transactions are required to be authenticated by at least two distinct factors of authentication, unless specifically exempted. Further, on November 28, 2025, the RBI issued the Reserve Bank of India (Commercial Banks – Digital Banking Channels Authorization) Directions, 2025 (the “Digital Banking Channels Authorization Directions”) which came into effect on January 1, 2026. The Digital Banking Channels Authorization Directions introduce a uniform framework for commercial banks to launch and operate digital banking channels. Under these directions, banks require prior approval of the RBI for launching a transactional banking facility, which has been defined as a feature of digital banking channels through which all transactions involving funds or other banking services can be provided.

Further, on April 8, 2026, with the aim of repealing and consolidating the existing directions, instructions, and guidelines relating to digital payment security controls as applicable to commercial banks, the RBI issued the draft Reserve Bank of India (Commercial Banks – Digital Payment Security Controls) Directions, 2026, which will come into effect immediately upon final issuance.

FCNR(B) Deposits

The RBI has granted general permission to non-resident Indians and Persons of Indian Origin (“PIOs”) to open Foreign Currency Non-resident (Bank) (“FCNR(B)”) accounts with authorized Indian banks. FCNR(B) accounts can be funded by: (i) interest accruing on the account; (ii) interest on investment; (iii) maturity proceeds if such investments were made from the relevant FCNR(B) account; (iv) transferring funds from other NRE/FCNR(B) accounts; or (v) any other funds which are repatriable under the prevailing RBI regulations. The RBI permits FCNR(B) deposit holders to avail themselves of credit facilities (both offshore and onshore) and offer their FCNR(B) deposits as collateral for such facilities, subject to certain terms and conditions. The deposit holders are also allowed to transfer the funds, for all bona fide transactions, between repatriable rupee accounts maintained in accordance with Foreign Exchange Management (Deposit) Regulations, 2016. Further, an authorized dealer in India may allow a person resident outside of India to open, hold and maintain an interest-bearing account in Indian rupees and/or foreign currency for the purpose of posting and collecting margin in India.

RBI Swap Facilities

The RBI has introduced a U.S. dollar-rupee swap facility in relation to FCNR(B) accounts. The swap facility applies to new deposits (including deposits that are renewed upon maturity) mobilized by Authorised Dealer Category – I banks between June 8, 2026 and September 30, 2026 in FCNR(B) Accounts, in any freely convertible currency, for a minimum tenor of three years and a maximum tenor of five years.

Under the swap arrangement, a bank is entitled to sell U.S. dollars in multiples of US$ 1.0 million to the RBI and simultaneously agree to buy the same amount of U.S. dollars at the end of the swap period. The first leg of the swap arrangement is undertaken at the reference rate published by FBIL, and the second leg is undertaken at par and at the same rate as the first leg of the transaction.

This swap facility is available only in U.S. dollars, with the swap tenor aligned to the tenor of the underlying deposits, subject to operational conditions prescribed by the RBI, including weekly access limits based on the number of eligible deposits mobilized, transaction size in multiples of US$ 1.0 million, a declaration requirement, a one-year lock-up on the underlying deposits, and the stipulation that swaps, once undertaken, cannot be canceled. No ISDA agreement is required with the RBI in relation to this swap facility.

Further, the RBI has also introduced a U.S. dollar-rupee foreign exchange swap facility in connection with External Commercial Borrowings (“ECBs”) and Overseas Foreign Currency Borrowings (“OFCBs”). This swap facility will be available to (i) public-sector undertakings that are majority-owned by the central or state governments or which are incorporated, established, or registered under central or state government legislation and are controlled by the central or state government (other than banks) and (ii) ECB borrowers through their Authorised Dealer Category-I banks for eligible ECBs and eligible OFCBs raised by the Authorised Dealer Category-I banks, raised in any currency. This foreign exchange swap facility will be available only in U.S. dollars and the maximum tenor will be co-terminous with the repayment schedule or maturity of the ECB or OFCB, subject to a maximum period of five years. Swaps will be undertaken at a fixed rate of 1.5 percent per annum, compounded semi-annually, subject to the declaration and operational requirements prescribed by the RBI. This facility is available from June 8, 2026 to January 15, 2027 for eligible OFCB flows received and eligible ECB drawdowns made up to December 31, 2026. No ISDA agreement is required with the RBI in relation to this swap facility.

Deposit Insurance

Demand and time deposits of up to Rs. 0.5 million accepted by scheduled commercial banks in India have to be mandatorily insured with the Deposit Insurance and Credit Guarantee Corporation (the “DICGC”), a wholly owned subsidiary of the RBI. Banks are required to pay the insurance premium to the DICGC on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer. Since 2020, the limit of deposit insurance cover has been Rs. 0.5 million, and the rate of premium payable to insured banks is 12.0 paise per Rs. 100.0 of assessable deposits per annum.

With the aim of linking deposit insurance premiums to banks’ risk profiles, on February 6, 2026, the RBI issued the ‘Risk Based Premium Framework for Deposit Insurance in India’, which was issued by the DICGC with effect from April 1, 2026. The risk based premium framework replaces the flat premium of Rs. 0.12 per Rs. 100.0 of assessable deposits per annum, with a differential pricing structure. Under the new regime, banks are required to pay premiums according to their supervisory ratings, risk assessment metrics and the potential loss to the insurance fund.

Regulations Relating to Debit Cards, Credit Cards and Online Payments

In December 2021, the Ministry of Electronics and Information Technology issued a notification regarding an incentive scheme for promotion of RuPay Debit cards, low-value BHIM UPI transactions and person-to-merchant transactions (“P2M”). Bharat Interface for Money (“BHIM”) is a payment app that allows its users to make simple, easy and quick transactions using a Unified Payments Interface (“UPI”). The Government incentivized banks by paying them a certain percentage value of RuPay Debit card transactions (P2M) and low-value UPI transactions (up to Rs. 2,000.0) (P2M) for a period of one year, starting April 1, 2021. The scheme has been extended from time to time and in March 2025, the Government extended the incentive scheme for the promotion of low-value BHIM UPI transactions (P2M) from April 1, 2024 to March 31, 2025. The Government has extended the financial backing for this framework through the 2026 Union Budget from April 1, 2026 to March 31, 2027.

The RBI issued the Master Direction on Credit Card and Debit Card—Issuance and Conduct Directions in 2022, which were further updated on March 7, 2024. The provisions of the master direction relating to credit cards applied to all scheduled banks and NBFCs operating in India, with an exemption for payment banks, state co-operative banks and district central co-operative banks. The provisions of the master direction relating to debit cards applied to every bank operating in India. The master direction primarily covered the general and conduct-related provisions for credit, debit and co-branded cards and complements prudential, payment, technology and cybersecurity-related directions. Pursuant to the 2025 RBI Consolidation Exercise, this master direction has been withdrawn and the instructions in relation to commercial banks were consolidated into the Reserve Bank of India (Commercial Banks – Credit Cards and Debit Cards: Issuance and Conduct) Directions, 2025 dated November 28, 2025.

Digital Lending

On May 8, 2025, the RBI issued the Reserve Bank of India (Digital Lending) Directions, 2025 (the “Digital Lending Directions”). The Digital Lending Directions repealed the previous guidelines issued by the RBI regulating digital lending, consolidated the existing instructions and introduced new measures in order to streamline the digital lending ecosystem. The Digital Lending Directions required all financial institutions regulated by the RBI to register their digital lending apps on a new platform called the Centralised Information Management System. New display norms were also introduced for platforms that serve as aggregators, i.e., offer loans from multiple lenders for arrangements. The Digital Lending Directions also require regulated financial entities to conduct enhanced due diligence before they enter into an agreement with third party lending service providers. Pursuant to the 2025 RBI Consolidation Exercise, the instructions contained in the Digital Lending Directions were consolidated into the Reserve Bank of India (Commercial Banks – Credit Facilities) Directions, 2025, dated November 28, 2025.

Regulation Relating to Financial Statement Disclosure and Presentation

On August 30, 2021, the RBI issued consolidated directions on the presentation and disclosure of financial statements, under the Master Direction on Financial Statements—Presentation and Disclosures.

These directions were applicable to all banking companies licensed to operate in India, including banks incorporated outside India. Under the Banking Regulation Act, every banking company has to prepare a balance sheet and a profit and loss account in respect of all business transacted as of the last working day of the year or period. The directions specified general instructions for the compilation of the balance sheet and profit and loss account for the banks. Banks are required to disclose information in the notes to the financial statements and have to ensure that the balance sheet and profit and loss account reflect a true and fair picture of the financial position. Window dressing of financials, short provisioning, misclassification of NPAs, under-reporting/ incorrect computation of exposure/ risk weight, incorrect capitalization of expenses, and capitalization of interest, among other things, are subject to penalties as provided for under the Banking Regulation Act.

Pursuant to the 2025 RBI Consolidation Exercise, all previously issued directions, instructions, and guidelines in relation to presentation and disclosures of financial statements as applicable to commercial banks were withdrawn and consolidated into the Directions on Financial Statements, pursuant to the RBI consolidation exercise.

Regulations Relating to Knowing the Customer and Anti-Money Laundering

The RBI has issued several guidelines on customer identification and monitoring of transactions (the “KYC and AML Guidelines”). Under the KYC and AML Guidelines, banks are required to institute systems and procedures to control financial frauds, identify money laundering and suspicious activities, and monitor high-value cash transactions. Banks are also required to ensure that a proper policy framework on KYC and AML measures duly approved by the board of directors of regulated entities (as specified in the relevant guidelines) or any committee of the board of directors, is formulated and implemented. This framework is required to, inter alia, include procedures and processes in relation to (i) a customer acceptance policy; (ii) customer identification procedures; (iii) monitoring of transactions; and (iv) risk management.

The KYC and AML Guidelines require that a profile of the customers should be prepared based on risk categorization. Banks are required to apply enhanced due diligence for high-risk customers, and required to undertake customer identification procedures while establishing a banking relationship or carrying out a financial transaction or when the bank has a doubt about the authenticity or the adequacy of the previously obtained customer identification data. Banks must obtain sufficient information necessary to establish the identity of each new customer and the purpose of the intended banking relationship. The KYC and AML Guidelines also provide that banks must monitor transactions depending on the account’s risk profile and keep the risk categorization of a customer and the specific reasons for such categorization confidential to avoid tipping off the relevant customer.

With the aim to prevent money laundering activities, the Government enacted the Prevention of Money Laundering Act, 2002 (the “PML Act”), which came into effect on July 1, 2005. The PML Act seeks to prevent money laundering and to provide for confiscation of property derived from, or involved in, money laundering and for incidental matters or matters connected therewith. The Prevention of Money Laundering Rules, 2005 (the “2005 Rules”) require every banking company, and financial institution, as the case may be, to identify the beneficial owner and take all reasonable steps to verify their identity. The term “beneficial owner” has been defined as the natural person who ultimately owns or controls a client and/or the person on whose behalf the transaction is being conducted, including a person who exercises ultimate effective control over a juridical person. The procedure for identification of the beneficial owner has been specified by the Government in the 2005 Rules and the regulations prescribed by the RBI from time to time. The PML Act and the rules relating thereto require banking companies, financial institutions and intermediaries (together, “Regulated Institutions”) to maintain a comprehensive record of all their transactions, including the nature and value of each transaction. Further, it mandates verification of the identity of all their clients and also requires the Regulated Institutions to maintain records of their respective clients. These details are to be provided to the authority established by the PML Act, that is empowered to order confiscation of property where the authority is of the opinion that a crime as recognized under the PML Act has been committed. In addition, the applicable exchange control regulations prescribe reporting mechanisms for transactions in foreign exchange and require authorized dealers to report identified suspicious transactions to the RBI.

Since April 2021, it is mandatory for regulated entities to upload KYC records pertaining to newly-opened accounts of legal entities with the Central KYC Registry in India. Regulated entities are also required to upload or update the KYC data pertaining to existing accounts of individual customers and accounts of legal entities when such KYC data is updated. Further, if any regulated entity obtains additional or updated information from any customer, the regulated entity must furnish the updated information to the Central KYC Registry within seven days.

Pursuant to an amendment in July 2024 to the 2005 Rules, for the purpose of verification of identity of a client, the bank is permitted to retrieve KYC details from the Central KYC Records Registry online and must not require a client to submit the same KYC records or information or any other additional identification documents except as provided in the 2005 Rules.

Banks are also required to develop suitable mechanisms through an appropriate policy framework for enhanced monitoring of accounts suspected of having terrorist links, identification of the transactions carried out in these accounts and suitable reporting to the Director, Financial Intelligence Unit (India) (the “FIU”).

Banks have been directed to periodically carry out AML and terrorist financing (“TF”) risk assessments to identify, assess and mitigate money laundering and TF risks related to clients, countries or geographic areas, as well as products, services, transactions or delivery channels. While assessing the AML and TF risk, banks are required to account for certain sector-specific vulnerabilities, which the relevant regulatory authority for each sector may share with them from time to time. Further, the internal risk assessment carried out by the banks must be commensurate to their size, geographical presence and complexity of their activities and structure. Banks are required to apply a risk-based approach for mitigation and management of the identified risk and should maintain board-approved policies, controls and procedures for such purposes.

Pursuant to the 2025 RBI Consolidation Exercise, all the previously issued instructions and guidelines issued to banks on KYC norms, AML standards and obligations of the banks under the PML Act set out above, including the Master Direction—Know Your Customer (KYC) Direction, 2016, were consolidated into the Reserve Bank of India (Commercial Banks – Know Your Customer) Directions, 2025, dated November 28, 2025 (the “Directions on KYC”).

The RBI had also issued a master circular on detection and impounding of counterfeit notes by banks in India in April 2021 and a Master Direction – Counterfeit Notes, 2024 – Detection, Reporting and Monitoring in April 2024, which was withdrawn and superseded by the Master Direction on Counterfeit Notes – Detection, Reporting and Monitoring issued by the RBI on April 1, 2026.

Fraud Risk Management in Commercial Banks

In July 2024, the RBI released Master Directions on Fraud Risk Management in Commercial Banks (including Regional Rural Banks) and All India Financial Institutions (the “Fraud Risk Management Directions”) to provide a framework to banks for the prevention, early detection and timely reporting of incidents of fraud to law enforcement agencies, the RBI and National Bank for Agriculture and Rural Development and the dissemination of information by the RBI and matters connected therewith or incidental thereto. As per the Fraud Risk Management Directions, there must be a board-approved policy on fraud risk management, which must delineate roles and responsibilities of the board, board committees and senior management of the bank and incorporate measures for ensuring compliance with principles of natural justice in a time-bound manner. The senior management of the bank is responsible for implementation of the fraud risk management policy approved by the board of the bank.

Further, banks must set up an appropriate organizational structure for the institutionalization of fraud risk management within their overall risk management functions/department. Banks must also have a framework for early warning signals (“EWS”) and Red Flagging of Accounts (“RFA”) under the overall fraud risk management policy approved by the board of the bank. The risk management committee of the board must oversee the effectiveness of the framework for EWS and RFA. The Fraud Risk Management Directions also streamline reporting mechanisms for banks to ensure uniformity and consistency while reporting incidents of fraud.

Further, on April 8, 2026, with the aim of repealing and consolidating the existing directions, instructions and guidelines relating to fraud risk management pertaining to commercial banks, RBI issued the draft Reserve Bank of India (Commercial Banks – Fraud Risk Management) Directions, 2026, which will come into effect immediately upon final issuance.

Legal Reserve Requirements

CRR and Statutory Liquidity Ratio (“SLR”)

Banks are required to maintain a specific percentage of their net demand and time liabilities (“NDTL”) by way of a balance in a current account with the RBI. The percentage is referred to as the CRR and is meant to maintain the solvency of the banking system in India. The RBI sets and adjusts the CRR requirement from time to time. The Master Direction—Reserve Bank of India (Cash Reserve Ratio (CRR) and Statutory Liquidity Ratio (SLR)) Directions – 2021 set out guidelines pertaining to CRR and SLR. Pursuant to the 2025 RBI Consolidation Exercise, these directions were withdrawn and consolidated into the Reserve Bank of India (Commercial Banks – Cash Reserve Ratio and Statutory Liquidity Ratio) Directions, 2025 (the “Directions on CRR and SLR”). Under the Directions on CRR and SLR, banks were required to maintain a CRR of 3.75 percent, 3.5 percent, 3.25 percent and 3.0 percent of their NDTL effective from the relevant reporting fortnight beginning September 6, October 4, November 1 and November 29, 2025, respectively.

Scheduled commercial banks are exempt from maintaining CRR on, inter alia, the following liabilities:

(i)	liabilities to the banking system in India as computed under clause (d) of the explanation to Section 42(1) of the RBI Act;

(ii)	credit balances in Asian Clearing Union (US$) Accounts; and

(iii)	demand and time liabilities in respect of the banks’ offshore banking units.

In order to ensure liquidity in the banking system and in addition to the CRR, each bank is required to maintain a specified percentage of its NDTL in the form of liquid assets, such as cash, gold or approved securities, such as, government securities or state government securities. Since April 11, 2020, the SLR requirement is 18.0 percent. This percentage is fixed by the RBI from time to time. The Directions on CRR and SLR specify certain liabilities which are not permitted to be included in the calculation of the SLR.

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

In June 2026, the RBI amended the Directions on CRR and SLR and announced that (i) fresh FCNR (B) deposits with a minimum tenor of three years and a maximum tenor of five years mobilized (including renewals) from June 8, 2026, through September 30, 2026 will be exempted from maintenance of CRR and SLR and (ii) fresh NRE term deposits with a tenor of three years or more mobilized (including renewals) from June 19, 2026 through September 30, 2026 will be exempted from maintenance of CRR and SLR. See also “—Regulations Relating to Deposits.”

Revisions in Constitution of Bank Assets

In June 2014, the RBI issued guidelines in relation to LCR, liquidity risk monitoring tools and LCR disclosure standards pursuant to the publication of the “Basel III: The Liquidity Coverage Ratio” and liquidity risk monitoring tools in January 2013 and the Liquidity Coverage Ratio Disclosure Standards in January 2014 by the BCBS.

The objective of the LCR standard is to ensure that a bank maintains an adequate level of unencumbered HQLA which could be converted into cash to meet its liquidity needs for a 30-calendar-day time horizon under a significantly severe liquidity stress scenario.

The capital regulations with respect to Liquidity Standards under the Basel III framework (LCR, Liquidity Risk Monitoring Tools and LCR Disclosure Standards) were revised by the RBI by way of a circular dated August 2, 2017, to redefine the “Level 1” of bank assets as comprising the following:

(i)	Cash including cash reserves in excess of required CRR.

(ii)	For banks incorporated in India,

(a)

Reserves held with foreign central banks in excess of the reserve requirement, where a foreign sovereign has been assigned a zero percent risk weight as per the rating by an international rating agency.

(b)

Reserves held with foreign central banks in excess of the reserve requirement, to the extent these balances cover the Bank’s stressed net cash outflows in that specific currency, in cases where a foreign sovereign has been assigned a non-zero percent risk weight as per the rating by an international rating agency, but a zero percent risk weight has been assigned at national discretion under the Basel II framework.

(iii)	Government securities in excess of the minimum SLR requirement.

(iv)	Within the mandatory SLR requirement, Government securities to the extent allowed by the RBI, under the MSF.

(v)	Marketable securities issued or guaranteed by foreign sovereigns satisfying all the following conditions:

(a)	assigned a zero percent risk weight under the Basel II standardized approach for credit risk;

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

On April 21, 2025, the RBI issued guidelines titled “Basel III Framework on Liquidity Standards – Liquidity Coverage Ratio (LCR) – Review of haircuts on High Quality Liquid Assets (HQLA) and review of composition and run-off rates on certain categories of deposits” to modify the components and calculation methodology of the LCR. While these guidelines were set to come into effect from April 1, 2026, pursuant to the 2025 RBI Consolidation Exercise, these regulations were consolidated into the Reserve Bank of India (Commercial Banks – Asset Liability Management) Directions, 2025 dated November 28, 2025 (the “2025 ALM Directions”).

Some key requirements set out under the 2025 ALM Directions include:

i)	banks are required to assign an additional 2.5 percent run-off factor for retail deposits that are enabled with internet and mobile banking facilities;

ii)	unsecured wholesale funding provided by non-financial small business customers is required to be treated in accordance with the treatment for retail deposits as set out in i) above;

iii)

valuation of Level 1 HQLA (specifically Government securities) at their current market value is required to be adjusted for applicable haircuts in accordance with margin requirements prescribed under the RBI’s LAF and MSF; and

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

The RBI’s Guidelines on Banks’ Asset Liability Management Framework – Interest Rate Risk issued in November 2010 mandated that banks in India evaluate interest rate risk using both methods, i.e., traditional gap analysis (“TGA”) and duration gap analysis (“DGA”). Banks are required to submit the TGA and DGA results from time to time to the RBI as mentioned in the guidelines.

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

Pursuant to the 2025 RBI Consolidation Exercise, previous guidelines on asset liability management, including the (i) Basel III Framework on Liquidity Standards – Liquidity Coverage Ratio (LCR), Liquidity Risk Monitoring Tools and LCR Disclosure Standard and (ii) Basel III Framework on Liquidity Standards – Liquidity Coverage Ratio (LCR) – Review of haircuts on High Quality Liquid Assets (HQLA) and review of composition and runoff rates on certain categories of deposits described above, were consolidated into the 2025 ALM Directions.

Further, RBI guidelines on stress testing issued in 2007 reinforced stress testing as an integral part of a bank’s risk management process, the results of which are used to evaluate the potential vulnerability to some unlikely but plausible events or movements in financial variables that affect both interest rate risk and liquidity risk in the bank. In December 2013, the RBI specified the minimum level of stress testing to be carried out by all banks. The guidelines on stress testing issued by the RBI have been consolidated into the Capital Adequacy Regulations.

Foreign Currency Dealership

The RBI has granted the Bank a full ‘Authorized Dealers’ License’ to deal in foreign exchange through our designated banking outlets. Under this license, we have been granted permission to engage in foreign exchange transactions in all currencies, open and maintain foreign currency accounts abroad, raise foreign currency and rupee-denominated deposits from non-resident Indians, grant foreign currency loans to on-shore and off-shore corporations, open documentary credits, grant import and export loans, handle collection of bills and funds transfer services, issue foreign currency guarantees, and enter into derivative transactions and risk management activities that are incidental to our normal functions authorized under our organizational documents and as permitted under the provisions of the Banking Regulation Act.

Our foreign exchange operations are subject to the guidelines set out under the FEMA Act. As an authorized dealer, we are, as required, enrolled as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to the foreign exchange business in India. The RBI from time to time has issued directions regarding the reporting requirements for holdings of, and dealings in, all foreign currencies, as well as foreign exchange transactions by authorized dealers like the Bank.

Hedging facility guidelines were issued by the RBI in 2017, and stipulate the operational mechanism for resident and non-resident entities, other than individuals, for hedging exchange rate risk on transactions, contracted or anticipated, with respect to any over the counter (“OTC”) derivative or exchange traded currency derivative permitted under the FEMA Act.

In January 2024, the RBI further issued revised directions on “Risk Management and Inter-Bank Dealings – Hedging of Foreign Exchange Risk”. This circular came into effect from April 1, 2024 and was further updated in September 2025. Furthermore, we are permitted to hedge foreign currency loan exposures of Indian corporations in the form of foreign exchange forward contracts, interest rate swaps, currency swaps, currency option contracts and forward rate agreements, subject to certain conditions. In September 2025, the RBI released a notification on Participation of Standalone Primary Dealers in Non-deliverable Rupee Derivative Markets which allows Authorised Dealer Category-I banks in India operating an International Financial Services Centre Banking Unit to transact in non-deliverable derivative contracts involving the Rupee with users, other than Authorised Dealer Category-I banks operating an international banking units and banks overseas. Our international banking unit, HDFC Bank-IBU, is registered at the Gujarat International Finance Tec-City International Financial Services Centre (“GIFT IFSC”) with the International Financial Services Centres Authority (“IFSCA”) and is permitted to provide such services.

In June 2022, the RBI also issued directions for non-centrally cleared derivatives contracts to improve the security of settlement of OTC derivatives that are not centrally cleared. These directions have been consolidated into the Master Direction – Reserve Bank of India (Margining for Non-Centrally Cleared OTC Derivatives) Directions, 2024.

In December 2022, the RBI issued the Foreign Exchange Management (Hedging of Commodity Price Risk and Freight Risk in Overseas Markets) Directions, 2022 to set out the modalities for authorized dealers for facilitating hedging of commodity price risk and freight risk in overseas markets by their customers. These directions are updated by the RBI from time to time.

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

In December 2025, the RBI issued the Master Direction – Reserve Bank of India (Rupee Interest Rate Derivatives) Directions, 2025, dated December 8, 2025, which, with effect from March 1, 2026, requires the reporting of certain OTC rupee interest rate derivative transactions to the Trade Repository maintained by Clearing Corporation of India Limited within the prescribed timelines. In February 2026, pursuant to its circular on Unique Transaction Identifier for OTC Derivative Transactions dated February 18, 2026, the RBI introduced an additional reporting framework mandating the generation and reporting of a unique transaction identifier (“UTI”) for all OTC derivative transactions undertaken under the applicable governing directions. The UTI directions were proposed to come into effect from January 1, 2027. These directions have been consolidated into the Master Direction—Reserve Bank of India (Unique Identifiers in Financial Markets) Directions, 2026 (the “Directions on Unique Identifiers”). Directions on implementation of Unique Transaction Identifier (UTI) under the Directions on Unique Identifiers will come into effect from January 1, 2027.

In June 2026, the RBI issued the Master Direction – Reserve Bank of India (Credit Derivatives) Directions, 2026, which provide a comprehensive framework governing credit derivative transactions and also allow specified market-makers (which include scheduled commercial banks) to offer a broader range of credit derivative products than was previously permitted, including total return swaps.

On January 13, 2026, the RBI issued the Foreign Exchange Management (Export and Import of Goods and Services) Regulations, 2026 (“EXIM Regulations”), which will come into force from October 1, 2026, and will replace the existing Foreign Exchange Management (Export of Goods & Services) Regulations, 2015. The EXIM Regulations replace the existing US$ 200,000 limit on import advance payments with a limit to be prescribed by the authorized dealer bank, beyond which a standby letter of credit or bank guarantee may be required. Further, the all-in-cost ceiling prescribed for trade credit will apply to any interest payable on export advances or delayed import payments as prescribed under the Foreign Exchange Management (Borrowing and Lending) Regulations, 2018.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

Foreign exchange and cross-border transactions undertaken by banks are subject to the provisions of the FEMA Act as well as the PML Act. All banks are required to monitor the transactions in all non-resident accounts to prevent money laundering.

In terms of the Master Direction—Risk Management and Inter-Bank Dealings (last updated in September 2025) (the “Inter-Bank Dealings Guidelines”), overseas foreign currency borrowings by a bank in India (including overdraft balances in its “nostro” accounts not adjusted within five days) should not exceed 100.0 percent of its unimpaired Tier I capital or US$ 10.0 million (or its equivalent), whichever is higher. The aforesaid limit applies to the aggregate amount availed of by all the offices and banking outlets in India from all their banking outlets and correspondents abroad and includes overseas borrowings in gold for funding domestic gold loans.

Under the Inter-Bank Dealings Guidelines, authorized dealer—category I banks are permitted to borrow from international/multilateral FIs without approaching the RBI for a case-by-case approval.

Authorized dealer—category I banks can undertake overseas foreign currency borrowings (“OFCBs”) up to a limit of 100.0 percent of their unimpaired Tier 1 capital or US$ 10 million, whichever is higher, but are not allowed to on-lend the funds so borrowed in foreign currency to constituents in India, except for the purpose of granting foreign currency loans for export credit.

The Inter-Bank Dealings Guidelines require, inter alia, authorized dealers to report all OTC foreign exchange derivative contracts and foreign currency interest rate derivative contracts, undertaken by them directly or through their overseas entities to the Trade Repository (“TR”) of Clearing Corporation of India Ltd.

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

On April 8, 2026, with a view to repeal and consolidate the existing directions, instructions, and guidelines relating to cybersecurity framework and IT governance as applicable to commercial banks, the RBI issued the draft Reserve Bank of India (Commercial Banks – Cybersecurity, Technology: Risk, Resilience and Assurance Framework) Directions, 2026, which will come into effect immediately upon final issuance.

In order to strengthen the mechanism to deal with cybersecurity risks and incidents, in July 2023, the SEBI had issued the “Consultation Paper on Consolidated Cybersecurity and Cyber Resilience Framework (CSCRF)” for entities regulated by the SEBI. The consultation paper provides a draft master framework to introduce a common structure for multiple approaches to cybersecurity to manage cybersecurity risks and prevent cybersecurity incidents. The consultation paper has been incorporated into the Cybersecurity and Cyber Resilience Framework (“CSCRF”) for SEBI-regulated entities (“REs”), dated August 20, 2024, which prescribes enhanced governance, monitoring, reporting, and incident response obligations.

The SEBI has also issued various clarifications to the CSCRF from time to time. On August 28, 2025, the SEBI issued a circular titled “Technical Clarifications to Cybersecurity and Cyber Resilience Framework (CSCRF) for SEBI Regulated Entities” which provides for, inter alia, (i) various principles, including the principle of exclusivity and the principle of equivalence to be followed by REs, (ii) technical clarifications for CSCRF clauses; and (iii) cybersecurity audit policy guidelines.

In parallel with these regulatory developments, the Bank continues to align its cybersecurity posture with globally recognized best practices, including the NIST Cybersecurity Framework (CSF) 2.0 (“NIST CSF 2.0”). NIST CSF 2.0 provides a strengthened and modernized structure for managing cybersecurity risks through its core functions: govern, identify, protect, detect, respond and recover. By incorporating the principles and control outcomes defined in NIST CSF 2.0, the Bank aims to ensure a more resilient, measurable and adaptive cybersecurity environment that is consistent with international standards and regulatory expectations.

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

Outsourcing of Information Technology Services and Financial Services

In April 2023, the RBI issued master directions on Outsourcing of Information Technology Services (the “2023 IT Outsourcing Directions”) to ensure that outsourcing arrangements by regulated entities do not diminish their ability to fulfill their obligations to customers nor impede effective supervision by the RBI. The master directions stated that the board and senior management of the regulated entity must be ultimately responsible for the outsourced activity. The directions required that entities intending to outsource any of their information technology (“IT”) activities have a comprehensive board-approved IT outsourcing policy.

In order to manage the risks associated with the outsourcing of financial services by banks, on October 26, 2023, the RBI issued the Draft Master Direction on Managing Risks and Code of Conduct in Outsourcing of Financial Services (the “2023 Financial Services Outsourcing Directions”) which, inter alia, prohibited outsourcing of core management functions such as policy formulation, decision-making functions like determining compliance with KYC norms, granting sanction for loans, management of investment portfolio, the compliance function, and the internal audit function. Further, it also required banks intending to outsource any of their financial activities to put in place a comprehensive outsourcing policy, approved by their board of directors which will incorporate various aspects of outsourcing, such as the criteria for selection of such activities as well as service providers and parameters for defining material outsourcing based on the criteria laid down therein.

Pursuant to the 2025 RBI Consolidation Exercise, the previous guidelines on outsourcing of financial services and IT services as applicable to Commercial Banks, including the 2023 IT Outsourcing Directions and the 2023 Financial Services Outsourcing Directions were consolidated into the Reserve Bank of India (Commercial Banks – Managing Risks in Outsourcing) Directions, 2025, dated November 28, 2025.

Customer Service Standards

In June 2023, a committee constituted by the RBI submitted its report on “Customer Service Standards in RBI Regulated Entities”. Among other things, the report recommended: (i) establishing a centralized database of KYC linked to a unique customer identifier, (ii) updating the model operating procedure for hassle-free settlement of claims in accounts of deceased account-holders, (iii) imposing a regulatory cost for entities whose quality of customer service is deficient and (iv) compensating customers in case of any injury suffered on the entities’ premises. The Directions on KYC provide for a ‘Know Your Client (KYC) Identifier’, which is a unique number or code that the central KYC records registry assigns to a customer and used for reporting. For further details on KYC regulations, see “Regulations Relating to Knowing the Customer and Anti-Money Laundering.”

To ensure sound business conduct, the Directions on Responsible Conduct also mandate that a bank must put in place approved policies on general customer service aspects such as: (i) customer relations; (ii) standard operating procedure for safe deposit lockers, nomination and release of the contents of the lockers and access to the locker by the heirs of the deceased; (iii) check collection policy; and (iv) enhanced customer service.

The RBI issued the Reserve Bank of India (Commercial Banks – Internal Ombudsman) Directions, 2026 (the “CB Internal Ombudsman Directions”) dated January 14, 2026, with the aim of strengthening the internal grievance redress mechanism within banks and ensure speedy and meaningful resolution of customer complaints. The directions require every bank to appoint at least one internal ombudsman, as per the eligibility criteria set out in the directions.

On April 1, 2026, the RBI issued the Master Direction on Incentives for Currency Distribution and Exchange and Penalties / Penal Provisions for Bank Branches and Currency Chests for Deficiency in Rendering Customer Service and Reporting of Transactions / Balances, which levies a penal interest in cases of: (i) delayed / wrong reporting of currency chest transactions; (ii) inclusion of ineligible amounts in the currency chest balances, (iii) reporting of soiled note remittances to RBI; (iv) reporting of diversions as deposit/withdrawal; and (v) delayed reporting where currency chest had ‘net deposit’. For further details in relation to penalties which may be imposed by the RBI, see “Penalties”.

Further, the RBI issued the ‘Master Direction – Facility for Exchange of Notes and Coins’ in April 2026, which mandates all bank branches to provide the following customer services: (i) issuing fresh and good quality notes and coins of all denominations, (ii) exchanging soiled, mutilated or imperfect notes, and (iii) accepting coins and notes either for transactions or exchange.

Special Provisions of the Banking Regulation Act

Prohibited Business

Section 6 of the Banking Regulation Act specifies the business activities in which a bank may engage. Banks are prohibited from engaging in business activities other than certain specified activities.

Reserve Fund

Under section 17 of the Banking Regulation Act, and other applicable RBI directions, any bank incorporated in India is required to create a reserve fund to which it must transfer not less than 25.0 percent of the profits of each year before any dividend is declared. Banks are required to obtain prior approval from the RBI before appropriating any amount from the reserve fund or any other free reserves. The Government may, on the recommendation of the RBI, exempt a bank from requirements relating to its reserve fund.

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

In May 2005, the RBI granted general permission to banks to declare dividends, subject to compliance with the guidelines on declaration of dividends by banks. Pursuant to the 2025 RBI Consolidation Exercise, these guidelines were further consolidated into the Reserve Bank of India (Commercial Banks – Prudential Norms on Declaration of Dividends and Remittance of Profit) Directions, 2025 which were applicable up to fiscal year 2026. Under these directions, banks that comply with the following prudential requirements were eligible to declare dividends:

(i)	the capital adequacy ratio must be at least 9.0 percent for the preceding two completed years and the accounting year for which the bank proposes to declare a dividend;

(ii)

net non-performing assets must be less than 7.0 percent of advances. In the event a bank does not meet the above capital adequacy norm, but has capital adequacy of at least 9.0 percent for the fiscal year for which it proposes to declare a dividend, it would be eligible to declare a dividend if its net non-performing asset ratio is less than 5.0 percent;

(iii)	the bank has complied with the provisions of Sections 15 and 17 of the Banking Regulation Act;

(iv)

the bank has complied with the prevailing regulations and guidelines issued by the RBI, including creating adequate provisions for the impairment of assets and staff retirement benefits and the transfer of profits to statutory reserves;

(v)	dividends should be payable out of the current year’s profits; and

(vi)	the RBI has not placed any explicit restrictions on the Bank for declarations of dividends.

Banks that complied with the above prudential requirements could pay dividends subject to compliance with the following conditions:

(i)

the dividend payout ratio (calculated as a percentage of “dividends payable in a year” (excluding dividend tax) to “net profit during the year”) should not exceed 40.0 percent. The RBI has prescribed a matrix of criteria linked to the capital adequacy ratio and the net non-performing assets ratio in order to ascertain the maximum permissible range of the dividend payout ratio; and

(ii)

if the financial statements for which the dividend is declared have any audit qualifications which have an adverse bearing on the profits, the same should be adjusted while calculating the dividend payout ratio.

In case the profit for the relevant periods includes any extra-ordinary profits/ income, the payout ratio would have to be computed after excluding such extraordinary items for compliance with the prudential payout ratio.

With effect from fiscal year 2027, the Reserve Bank of India (Commercial Banks – Prudential Norms on Declaration of Dividend and Remittances of Profits) Directions, 2026 dated March 10, 2026, (the “2026 Dividend Directions”) provide that banks are permitted to declare dividends up to the capital-ratio bucket limits prescribed by the RBI, calculated based on the adjusted profit after tax (“PAT”) (defined by the RBI as profit after tax of the fiscal year for which the dividend is proposed to be paid minus 50.0 percent of net non-performing assets as of March 31 of the fiscal year for which the dividend is to be paid), but in aggregate not exceeding 75.0 percent of profit after tax for the relevant period, without prior RBI approval, subject to compliance with certain prescribed requirements.

Further, a bank is required to meet the following prudential requirements, to be eligible to declare dividends or remit profits:

(i)

Banks must be in compliance with the applicable regulatory capital requirement as of the end of the previous financial year and must continue to be in compliance as of the end of the financial year during which the dividend is proposed to be paid.

(ii)	The regulatory capital of the bank must not fall below the applicable regulatory capital requirement even after the payment of dividend.

(iii)	A bank incorporated in India must have positive adjusted PAT for the period for which the dividend is proposed.

(iv)	A foreign bank operating in India in the branch mode, must have positive PAT for the period for which the profits are to be remitted to the head office.

(v)	The bank must not be under any explicit restrictions for declaration of dividends or remittance of profits from the RBI or any other authority.

Regulatory Reporting and Examination Procedures

The RBI is empowered under the Banking Regulation Act to inspect the books of accounts and the other operations of a bank. The RBI monitors prudential parameters at regular intervals. The findings of these inspections are provided to banks, which are required to comply with the actions recommended in order to correct any discrepancies in their operations as contained in the inspection findings within a stipulated time frame. Further, banks are required to keep the inspection report confidential as per the instructions issued by the RBI. To this end and to enable off-site monitoring and surveillance by the RBI, banks are required to report to the RBI on financial and operating measures such as:

(i)	assets, liabilities and off-balance sheet exposures;

(ii)	the risk weighting of these exposures, the capital base and the capital adequacy ratio;

(iii)	asset quality;

(iv)	concentration of exposures;

(v)	connected and related lending and the profile of ownership, control and management; and

(vi)	other prudential parameters.

The RBI also conducts periodic on-site inspections of matters relating to the Bank’s capital, asset quality, management, earnings, liquidity and systems and controls on an annual basis. We have been subjected to on-site inspection by the RBI at yearly intervals. The inspection report and the report on actions taken by us are required to be placed before our Board. On approval by our Board, we are required to submit the report on actions taken by us to the RBI. The RBI also discusses the findings of the inspection with our management team along with members of the Audit Committee of our Board.

The RBI also conducts on-site supervision of selected banking outlets of banks with respect to their general operations and foreign exchange-related transactions.

The supervisory framework was modified in 2014 to establish a risk-based supervision framework that envisaged continuous monitoring of banks through off-site reports to the RBI coupled with need-based on-site inspection. We have been subject to supervision under such framework since 2014.

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

In April 2024, the RBI consolidated prior circulars and guidelines on levy of penalties and issued the Master Direction—Penal Provisions Scheme of Penalties for bank branches and Currency Chests for deficiency in rendering customer service to the members of public. On April 1, 2026, the RBI issued the Master Direction on Incentives for Currency Distribution and Exchange and Penalties / Penal Provisions for Bank Branches and Currency Chests for Deficiency in Rendering Customer Service and Reporting of Transactions / Balances, which levies a penal interest in cases of: (i) delayed / wrong reporting of currency chest transactions; (ii) inclusion of ineligible amounts in the currency chest balances, (iii) reporting of soiled note remittances to RBI; (iv) reporting of diversions as deposit/withdrawal; and (v) delayed reporting where currency chest had ‘net deposit’. For the purposes of requests by banks for waiver of penal interest on grounds such as in cases where delayed, wrong or non-reporting does not result in utilization of the RBI’s funds, in cases of shortfall in the maintenance of CRR or SLR, or in cases where non-compliance was the result of clerical mistakes, unintentional or arithmetical errors, first time error or inexperience of staff, were not considered as valid grounds for the waiver of penal interest.

Certain offenses committed under the FEMA Act and its associated rules and regulations, as set out under the Master Directions—Compounding of Contraventions under FEMA, 1999, as updated on April 24, 2025, can be compounded to reduce compliance burdens as well as costs. An applicant may submit a compounding application with the relevant documents and prescribed fees to the RBI. The directions do not permit compounding of contraventions committed within three years from the date on which a similar contravention was committed and was compounded.

We have in prior years received fines for non-compliance with RBI directives and regulations relating to, among others, KYC, AML, fraud reporting standards, customer due diligence, transaction settlement procedures and misselling.

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

On September 10, 2024, the RBI levied a penalty of Rs. 10 million on the Bank for providing gifts to depositors at the time of accepting deposits, opening certain savings accounts in the names of ineligible entities and failure to ensure that customers not be contacted after 7 p.m. and before 7 a.m., in contravention to the Reserve Bank directions on “Interest Rate on Deposits” and “Recovery Agents engaged by Banks”. The penalty was paid by the Bank on September 17, 2024. The Bank has initiated and taken corrective measures, as necessary, to align operations and procedures with applicable regulations.

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

On July 11, 2025, the RBI levied a penalty of Rs. 0.5 million on the Bank under section 11(3) of the FEMA Act. The penalty was imposed on account of a loan disbursed by the Bank in November 2021 in contravention of Paragraph 9.3.6 of the Master Direction—Foreign Investment in India dated January 4, 2018 . The penalty was paid by the Bank on July 16, 2025. The Bank has undertaken corrective action, as necessary, to address the issue.

On November 28, 2025, the RBI levied a penalty of Rs. 9.1 million on the Bank for contravention of provisions of section 19(1)(a) read with section 6(1) of the Banking Regulation Act relating to the forms of business that can be undertaken by the Bank in addition to core banking activities, and contravention of the RBI directions on “Interest Rate on Advances” and “Guidelines on Managing Risks and Code of Conduct in Outsourcing of Financial Services by Banks” and RBI directions on KYC. The penalty was paid by the Bank on December 1, 2025. The Bank has since undertaken corrective action to address the issue.

See also “Risk Factors—Legal and Regulatory Risks—We have previously been subjected to penalties imposed by the RBI, the SEBI and other authorities. Any regulatory investigations, fines, sanctions and requirements relating to conduct of business, whether by domestic or overseas authorities, could have a material adverse effect on our business and financial results, or cause serious reputational harm.”

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

Legal Entity Identifier and Unique Transaction Identifier

Pursuant to the Statement on Developmental and Regulatory Policies, in 2017, the RBI introduced the Legal Entity Identifier (“LEI”) system for all borrowers of banks having total fund-based and non-fund-based exposure of Rs. 50 million and above (and for their parent entity, as well as all subsidiaries and associates). The LEI is a 20-digit unique code to identify parties to financial transactions worldwide. Borrowers who do not obtain the LEI are not to be granted renewal/enhancement of credit facilities.

Since 2021, the LEI system is applicable to all payment transactions of Rs. 500 million and above undertaken by entities using the RBI-run centralized payment systems Real Time Gross Settlement and National Electronic Funds Transfer. Since 2022, authorized dealer category I banks are required to obtain the LEI from the resident entities (non-individuals) undertaking capital or current account transactions of Rs. 500 million and above under FEMA. In April 2022, the RBI advised non-individual borrowers enjoying aggregate exposure of Rs. 50 million and above from banks and financial institutions to obtain LEI codes within specified timelines.

On March 27, 2026, the RBI issued the Directions on Unique Identifiers which consolidate all previous guidance and directions for the implementation of LEI and unique transaction identifiers.

Moratorium, Merger and Amalgamation of Banks

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

Additionally, the RBI issued detailed guidelines in May 2005 on the merger or amalgamation of private sector banks and for the amalgamation of a NBFC with a banking company. The guidelines laid down the process for a merger proposal, the determination of swap ratios, disclosures, the stages at which the board of directors will get involved in the merger process and norms of buying and selling of shares by the promoters before and during the merger process.

In 2016, the RBI issued the Reserve Bank of India (Amalgamation of Private Sector Banks) Directions, 2016, which were substantially the same as the 2005 guidelines mentioned above. Pursuant to the 2025 RBI Consolidation Exercise, these directions were withdrawn and consolidated into the Reserve Bank of India (Commercial Banks—Voluntary Amalgamation) Directions, 2025 dated November 28, 2025.

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

In January 2012, the RBI issued revised guidelines relating to salary and other remuneration payable to WTDs, chief executive officers and other risk takers of new private sector banks. The guidelines required banks to make appropriate disclosures in their financial statements, formulate and adopt a comprehensive compensation policy in line with the guidelines, covering all their employees, and conduct annual review thereof. The policy must cover all aspects of the compensation structure such as fixed pay, perquisites, bonus, variable pay deferrals, guaranteed pay, severance package, stock, pension plan and gratuity. The guidelines also stated that private sector banks are required to obtain regulatory approval for grant of remuneration to WTDs/chief executive officers in terms of Section 35B of the Banking Regulation Act, on a case-by-case basis.

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

Some of the key points addressed by the circular are as follows:

(i)	The chair of the board must be an independent director.

(ii)

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

(iii)	The upper age limit for a person serving as MD and CEO or WTDs in a private bank continues to be 70 years.

(iv)	An MD and CEO or WTD who is also a promoter or major shareholder, cannot hold these posts for more than 12 years.

On October 25, 2023, the RBI issued a circular advising banks to ensure the presence of at least two WTDs, including the MD and the CEO, on their boards. In line with RBI requirements, the number of WTDs is determined by the board of the bank by taking into account factors such as the size of operations, business complexity, and other relevant aspects.

Corporate Governance

Pursuant to the 2025 RBI Consolidation Exercise, all previously issued directions, instructions, and guidelines relating to governance as applicable to commercial banks were withdrawn and consolidated into the Reserve Bank of India (Commercial Banks—Governance) Directions, 2025 dated November 28, 2025.

These directions describe the governance framework for commercial banks, including public sector banks, private sector banks and foreign banks. They prescribe detailed requirements on board constitution, board roles, committees, fit and proper criteria for directors, and the appointment of key managerial personnel. For private sector banks, they also introduce an extensive remuneration and regulatory approval framework.

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

Income Computation and Disclosure Standards

The Central Board of Direct Taxes Income Computation and Disclosure Standards (“ICDS”) provides guidelines for computation of taxable income. These guidelines are not for the purpose of maintaining the books of accounts. These guidelines are applicable to all taxpayers, including us, that follow the accrual system of accounting for the purpose of computation of income. In case there is a conflict between the provisions of the Income Tax Act, 1961 (the “1961 Indian Income Tax Act”) and the income computation and disclosure standards prescribed by the tax authority, the provisions of the Indian Income Tax Act shall prevail. The broad areas covered by the guidelines issued by the tax authority include valuation of inventories, construction contracts, revenue recognition, tangible fixed assets, effects of changes in foreign exchange rates, government grants, securities, borrowing costs, contingent liabilities and assets, and relating to accounting policies.

The 1961 Indian Income Tax Act has been superseded by the Income Tax Act, 2025, effective from April 1, 2026 (the “Indian Income Tax Act”).

Income Tax Benefit

As a banking company, the Bank is entitled to certain tax benefits under the Indian Income Tax Act. We are allowed a deduction of up to 20.0 percent of the profits derived from the business of providing long-term finance as per the Indian Income Tax Act for industrial or agricultural development, development of infrastructure facility in India or development of housing in India, computed in the manner specified under the Indian Income Tax Act and carried to a Special Reserve Account. The deduction is allowed subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose from time to time not exceeding twice our paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Indian Income Tax Act. In accordance with guidelines issued by the RBI, under Indian GAAP, banks are required to create a deferred tax liability on the special reserve on a prudent basis. The deferred tax liability is permitted to be charged through the profit and loss account. In India, while computing taxable income, provision on non-performing loans is allowed as a deduction from income only up to 8.5 percent of the total income and 10.0 percent of the aggregate average advances made by the rural branches of the bank. The balance of the provisions, which comprises a significant majority of the provision, is allowed as a deduction from the taxable income at the time of write-off of the loans.

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

In accordance with the FEMA Act, and the Foreign Exchange Management (Non-debt) Instruments Rules, 2019 (the “NDI Rules”), a Foreign Portfolio Investor (“FPI”) may invest in the capital of an Indian banking company in the private sector under the portfolio investment scheme which limits the individual holding of an FPI below 10.0 percent of the capital of the Indian banking company. In November 2024, the RBI issued an operational framework reclassifying investments by FPIs along with their investor groups holding 10.0 percent or more of the total paid-up equity capital of an Indian company on a fully diluted basis as FDI. The aggregate limit for FPI investment is limited by the sectoral caps applicable to an Indian company in relation to FDI in accordance with the NDI Rules. With respect to the Bank, this limit is 74.0 percent. An Indian banking company which has decreased its aggregate limit of FDI investment can increase it again, to the aggregate limit of 49.0 percent or 74.0 percent. However, once the aggregate limit of FPI investment is increased, such limit cannot be reduced to a lower threshold by the Indian banking company. Further, in accordance with the 2023 Bank Shareholding Directions, any allotment or transfer of shares which will take the aggregate shareholding of an individual or a group to an equivalent of 5.0 percent or more of the Bank’s paid-up capital would require the prior approval of the RBI before we can effect the allotment or transfer of shares.

The RBI imposed a restriction on the purchase of equity shares of the Bank by foreign investors, under its circular dated March 19, 2012. On February 16, 2017, the RBI lifted the restriction since the foreign shareholding in the Bank was below the maximum prescribed percentage of 74.0 percent. Thereafter the RBI notified by press release on February 17, 2017, and by separate letter to us dated February 28, 2017, that the foreign shareholding in all forms in the Bank crossed the said limit of 74.0 percent again. This was due to secondary market purchases of the Bank’s equity shares during this period. Consequently, the RBI re-imposed the restrictions on the purchase of the Bank’s equity shares by foreign investors. Further, the SEBI also enquired regarding the measures that the Bank had taken and would take in respect of breaches of the maximum prescribed percentage of foreign shareholding in the Bank, by its letter dated March 9, 2018. As of March 31, 2026, foreign investment in the Bank constituted 51.80 percent of the paid-up capital of the Bank, of which FPIs held 38.16 percent of the paid-up capital of the Bank. The restrictions on the purchases of the Bank’s equity shares could negatively affect the price of the Bank’s shares and could limit the ability of investors to trade in the Bank’s shares in the market. These limitations and any consequent regulatory actions may also negatively affect the Bank’s ability to raise additional capital to meet its capital adequacy requirements or to fund future growth through issuances of additional equity shares, which could have a material adverse effect on the Bank’s business and financial results. See “Risk Factors—Risks Relating to Our Industry—Foreign investment in our shares may be restricted due to regulations governing aggregate foreign investment in the Bank’s paid-up equity share capital”.

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Recovery of Debts and Bankruptcy Act, 1993 (the “DRT Act”) and the SARFAESI Act.

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

The Insolvency and Bankruptcy Code 2016

Banks, as creditors, benefit from the Insolvency and Bankruptcy Code 2016 (the “Insolvency and Bankruptcy Code”). The Insolvency and Bankruptcy Code is a comprehensive legislation that provides for the efficient and timely resolution of insolvency. It amended 11 laws, including the Companies Act, the SARFAESI Act and the DRT Act. It provides for insolvency resolution processes for companies and individuals, and requires that such processes be completed within 330 days. As per the Insolvency and Bankruptcy Code, the insolvency process can end under either of two circumstances: (i) when the creditors decide to evolve a resolution plan or sell the assets of the debtor; or (ii) when the 180-day-time period for negotiations has come to an end. In case a plan cannot be negotiated during the time limit, the assets of the debtor will be sold to repay the debtor’s outstanding dues. The proceeds from the sale of assets will be distributed based on an order of priority specified under the Insolvency and Bankruptcy Code.

In 2021, the Insolvency and Bankruptcy Code (Amendment) Act 2021 provided, among others, for a pre-packaged insolvency resolution process for corporate debtors that are classified as MSMEs. The objective of this amendment was to provide an efficient alternative insolvency resolution process for MSMEs which is cost effective.

On April 6, 2026, the Insolvency and Bankruptcy Code was amended by the Insolvency and Bankruptcy Code (Amendment) Act, 2026 (the “IBC Amendment Act 2026”). The IBC Amendment Act 2026 requires the adjudicating authority to give reasons in writing, if an application for corporate insolvency resolution process is not decided within the timeline of fourteen days. It also provides (i) a detailed framework for creditor-initiated insolvency resolution process that financial creditors from certain notified classes of financial institutions can initiate against corporate debtors with assets/income/debt below such thresholds as notified by the central government; and (ii) termination of voluntary liquidation by the corporate debtor if the requisite creditor and corporate approvals are obtained. Pursuant to the Ministry of Corporate Affairs notification dated May 22, 2026, certain provisions of the IBC Amendment Act 2026 were notified on May 26, 2026. Key reforms include revised admission and withdrawal mechanics for insolvency commencement applications, changes to moratorium, claims verification and committee of creditors processes, strengthened provisions governing resolution plans and liquidation, , termination of voluntary liquidation, enhanced penalties, and changes relating to service providers and regulatory oversight under the Insolvency and Bankruptcy Code.

Credit Information Bureau

The Parliament of India has enacted the Credit Information Companies (Regulation) Act 2005, pursuant to which every credit institution, including a bank, is required to become a member of a credit information bureau and furnish to it such credit information as may be required of the credit institution by the credit information bureau about persons who enjoy a credit relationship with it. Other credit institutions, credit information bureaus and such other persons as the RBI specifies may access such disclosed credit information. In December 2022, the RBI clarified that cases admitted to the National Company Law Tribunal (“NCLT”)/National Company Law Appellate Tribunal (“NCLAT”) under the Insolvency and Bankruptcy Code, 2016 are also required to be reported to the credit information companies.

The directions given by the RBI on credit information reporting were consolidated into the Master Direction – Reserve Bank of India (Credit Information Reporting) Directions, 2025 and have been further consolidated into the Reserve Bank of India (Commercial Banks—Credit Information Reporting) Directions, 2025 dated November 28, 2025. On January 14, 2026, the RBI issued the Reserve Bank of India (Credit Information Companies—Internal Ombudsman) Directions, 2026 (“CIC Internal Ombudsman Directions”), with a view to strengthen the internal grievance redress mechanism within a credit institution and ensure a speedy and meaningful resolution of customer complaints by enabling a review before their rejection. The CIC Internal Ombudsman Directions mandate the appointment of at least one internal ombudsman (“IO”) having the experience of minimum seven years of working in areas such as banking, non-banking finance, regulation, supervision, payment and settlement systems, credit information or consumer protection.

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

Our branch in DIFC is regulated by the Dubai Financial Services Authority as a category 4 branch to provide financial services covering arrangement of credit or deals in investments, advising on financial products or credit and arranging custodian services. The activities mainly cater to the requirements of non-resident Indians and Indian corporates based overseas.

Our branch in Singapore, which was inaugurated on October 16, 2024, is regulated by the Monetary Authority of Singapore (“MAS”). The branch is permitted to undertake wholesale banking business.

In June 2017, we opened a branch at the International Financial Service Centre at GIFT City in Gandhinagar, Gujarat, India. This branch is considered as an International Banking Unit (“IBU”) by the RBI, and offers products such as trade credits, foreign currency term loans (including external commercial borrowings) and derivatives to hedge loans. The IFSCA is the statutory regulatory body governing IFSC IBUs in India. Headquartered in GIFT City, Gujarat, the IFSCA was established in 2019 to unify the regulation of financial products and institutions.

Our representative offices in Dubai and Abu Dhabi, UAE, are regulated by the Central Bank of UAE and our representative office in Nairobi, Kenya, is regulated by the Central Bank of Kenya. In addition, two existing representative offices of HDFC Limited in London and Singapore became representative offices of the Bank in connection with the Transaction. These two offices are for providing housing loan-related advisory services to non-resident Indians for purchases of properties in India. Our representative office in London is operating pursuant to a letter of non-objection by the Financial Conduct Authority (“FCA”) and our representative office in Singapore was converted to a branch on October 16, 2024. It is allowed to undertake wholesale banking business and will continue to provide loan-related administrative services to non-resident Indians in Singapore for purchases of properties in India.

National Bank for Financing Infrastructure and Development

The National Bank for Financing Infrastructure and Development Act, 2021 established the National Bank for Financing Infrastructure and Development as the principal development financial institution for infrastructure financing, in order to provide long-term finance for such segments of the economy where the risks involved are beyond the acceptable limits of commercial banks and other ordinary financial institutions.

Liberalization of Forex Inflows

In July 2022, the RBI introduced certain measures in order to enhance forex inflows. The RBI revises the directions and guidelines issued by it from time to time, including those applicable to investment by FPIs and external commercial borrowings by Indian entities.

International Trade Settlement in Indian Rupees

In its circular dated July 11, 2022, the RBI set up an additional arrangement for invoicing, payment and settlement of exports and imports in Indian rupees. This circular was consolidated into the RBI Master Direction – Export of Goods and Services, 2016.

The broad framework for cross-border trade transactions in rupees under FEMA Act is as follows:

(i)	Invoicing—all exports and imports may be denominated and invoiced in rupees;

(ii)	Exchange rate—the exchange rate between the currencies of the trading partner countries may be market-determined; and

(iii)	Settlement—the settlement of trade transactions must occur in rupees in accordance with the procedure laid down in the circular.

For settlement of trade transactions with any country, authorized dealer banks in India may open special rupee “vostro” accounts of corresponding banks of the partner trading country. Under the circular,

(i)

Indian importers must make payment in rupees, which must be credited into the special “vostro” account of the correspondent bank of the partner country against the invoices for the supply of goods or services from the overseas seller/supplier; and

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

The balance in the special “vostro” accounts may be used for:

(i)	Payments for projects and investments;

(ii)	Export/ import advance flow management; and

(iii)	Investments in government treasury bills, government securities etc. within existing guidelines and prescribed limits as well as subject to the FEMA Act and similar statutory provisions.

II.	Regulations Governing Insurance Companies

HDFC ERGO General Insurance Company Limited, our general insurance joint venture, and HDFC Life Insurance Company Limited, our life insurance subsidiary, are subject to the provisions of the Insurance Act, 1938 (the “Insurance Act”) and subsequent rules and amendments notified, and the various regulations prescribed by the Insurance Regulatory and Development Authority of India (the “IRDAI”). These regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing/registration of insurance agents and other insurance intermediaries, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests. The IRDAI came into existence by virtue of promulgation of the Insurance Regulatory and Development Authority Act, 1999 (the “IRDAI Act”) to regulate, promote and ensure orderly growth of the insurance sector in India and to protect the interests of policyholders.

In December 2025, the Indian parliament passed the Sabka Bima Sabki Raksha (Amendment of Insurance Laws) Act, 2025 (the “2025 Amendment Act”) and the Indian Insurance Companies (Foreign Investment) Amendment Rules, 2025 (the “2025 Amendment Rules”), to amend the Insurance Act, the Life Insurance Corporation Act, 1956, and the IRDAI Act and the Indian Insurance Companies (Foreign Investment) Rules, 2015, respectively. Pursuant to the notification dated February 3, 2026 by the Government’s Ministry of Finance, the substantive provisions of the 2025 Amendment Act were brought into force on February 5, 2026. However, Section 25 of the Amendment Act, dealing with certain restrictions on common directors and officers and the requirement to appoint full-time officers under the Insurance Act have not been brought into effect as of the date hereof.

The 2025 Amendment Act has, among others, (i) increased the Foreign Direct Investment limit in Indian insurance companies from 74.0 percent to 100.0 percent of the paid-up equity capital subject to verification by the IRDAI and compliance with applicable sectoral laws, (ii) increased the threshold for prior approval of the IRDAI for transfer or issuance of shares of a public company in the insurance business from 1.0 percent to 5.0 percent of the paid-up equity capital of an insurer, (iii) broadened the definition of ‘Insurance intermediaries’ under the Insurance Act to also include managing general agents and insurance repositories; and (iv) reduced the net-owned fund requirements for foreign entities engaged in the reinsurance business from Rs. 50 billion to Rs. 10 billion.

Eligibility Conditions under the Insurance Act

Under the Insurance Act, an “Indian insurance company” is defined as an insurer, being a company formed and registered under the Companies Act as a public company and whose sole purpose is to carry on a life insurance business, general insurance business, re-insurance business or health insurance business. Insurers are required to be registered with the IRDAI under the Insurance Act for carrying out any class of insurance business. To obtain registration, the insurers have to be compliant with conditions prescribed under the Insurance Act and regulations issued by the IRDAI from time to time, which includes, among other things:

(i)

the insurer must be a public company, a society registered under the Co-operative Societies Act, 1912, or under any other law for the time being in force in any state relating to co-operative societies or the Multi-State Co-operative Societies Act, 2002, or a statutory body established by an Act of Parliament for the time being in force to carry on insurance business, or a company or a body established or incorporated under a law of any country outside India and engaged in re-insurance business that establishes a branch in India for the purpose of re-insurance business exclusively and includes Lloyd’s established under the Lloyd’s Act, 1871 (United Kingdom) (34 of 1871 (UK)) or any of its members; and

(ii)	the insurer must have:

(a)	a paid-up equity capital of Rs. 1 billion, in case of carrying on the business of life insurance, general insurance, or carrying on exclusively the business of health insurance; and

(b)

a paid-up equity capital of Rs. 2 billion, in case of carrying on exclusively the business as a re-insurer. Further, an insurer that is a foreign company engaged in the re-insurance business through a branch established in India must have net owned funds of not less than Rs. 10 billion.

An application for registration as an insurance company can be made only for (a) life insurance business, (b) general insurance business, (c) health insurance business exclusively, (d) reinsurance business exclusively, or (e) any other class specified by the IRDAI.

Functioning of Insurance Companies

The governance framework for insurance companies includes regulation regarding the board of directors, key management personnel, the constitution of various committees (such as the policyholder protection committee), the role of appointed actuaries, the appointment of auditors and the relationship with stakeholders. An insurance company must comply with the IRDAI (Corporate Governance for Insurers) Regulations, 2024 and the IRDAI Master Circular on Corporate Governance for Insurers, 2024, which provides an operational framework for the regulations (the “Insurers Corporate Governance Regulations”), and the compliance officer of the insurance company, inter alia, must certify annually that the company has complied with the Insurers Corporate Governance Regulations. On May 25, 2026, the IRDAI amended certain provisions of the corporate governance regulatory norms related to remuneration of key management persons, with an aim to strengthen the remuneration framework for managing directors and chief executive officers, directors, and other key management persons by prescribing clearer disclosure obligations, mandating public disclosure of performance against remuneration-linked parameters, and requiring a more structured linkage between variable pay, risk alignment, and policyholder outcomes.

The board of directors of insurance companies must have a minimum of three independent directors and at least one woman director.

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

Likewise, an insurance company is permitted to have a nomination and remuneration committee, whose members must be non-executive directors and at least one-half must be independent directors. The chairperson of the nomination and remuneration committee must be an independent director.

Insurance companies must constitute (i) a risk management committee to implement strong risk management strategies (including effective monitoring and control of fraud risk), the chairperson of which must be an independent director who is not a chairperson of the audit committee and (ii) a policyholders’ protection, grievance redressal and claims monitoring committee, the chairperson of which must be an independent director. Insurance companies must also constitute an investment committee to formulate and recommend an investment policy and the operational framework for the investment operations of the insurer, and a with-profits committee (mandatory in the case of insurers transacting in the life insurance business).

The IRDAI has mandated a “fit and proper” criterion for directors. The age limit for non-executive directors including the chairperson is 75 years, and the age limit for the managing director, the chief executive officer and whole-time directors is 70 years. Independent directors can be appointed for a term of up to five consecutive years and, subject to a special resolution, thereafter be reappointed for a maximum of one more consecutive term. Insurance companies must provide on their website certain information, including disclosure statements that outline the website’s specific policies on the privacy of personal information, the company’s registration numbers, and the name and designations of all the key management persons.

The IRDAI has mandated that the board of directors formulate (i) a policy on related party transactions; (ii) an ESG framework and a climate risk management framework; (iii) a whistleblower policy; and (iv) a stewardship policy.

The IRDAI has also issued regulations on payment of commissions to agents and insurance intermediaries and on expenses of management. The IRDAI also issued guidelines on insurance e-commerce, allowing an insurer or an insurance intermediary to set up an electronic platform for online sales and servicing.

On October 9, 2025, the IRDAI released the Insurance Fraud Monitoring Framework Guidelines, 2025 (the “2025 Insurance Fraud Monitoring Guidelines”) to provide a regulatory framework on measures to be taken by insurers and distribution channels to address and manage fraud risks effectively, repealing the IRDAI circular on Fraud Monitoring Framework dated January 21, 2013 (the “2013 Insurance Fraud Monitoring Circular”). The 2025 Insurance Fraud Monitoring Guidelines, effective from April 1, 2026 identify the accountability of each participant in the insurance ecosystem and require insurers to set up a dedicated and independent fraud monitoring committee and fraud monitoring unit. The IRDAI has also recognized the growing threat of cyber fraud and emphasized the need to build robust protocols and strengthen defenses against these new-age frauds. The IRDAI has also extended the applicability of the 2025 Insurance Fraud Monitoring Guidelines to distribution channels and stressed the importance of such distribution channels establishing an appropriate fraud risk management framework commensurate with their business size and risk profile.

On February 11, 2026, the IRDAI revised the Guidelines on Establishment and Closure of Liaison Office in India by an Insurance Company registered outside India, which were originally issued on October 17, 2022, by issuing the Establishment and Closure of Liaison Office in India by an Insurance Company registered outside India. The guidelines provide for the eligibility norms, application process and approval process for opening a liaison office (“LO”) in India. These guidelines also limit the scope of permitted activities of an LO of an overseas insurer to: (i) representing such overseas insurer in India; (ii) carrying out market research in insurance; and (iii) acting as a communication channel between such overseas insurer and entities in India.

Shareholding

An insurance company is required to have minimum paid up equity capital of Rs. 1 billion consisting of equity shares each having a single face value and such other form of capital as may be specified. The voting rights of the shareholders are required to be restricted to such equity shares and to be proportionate to the paid-up amount of the equity shares held by them.

Pursuant to the 2025 Amendment Act, the cap on aggregate holding of equity shares by foreign investors in insurance companies including portfolio investors has been increased to 100.0 percent of paid-up equity share capital, subject to certain conditions. Foreign investment in Indian insurance companies is subject to such conditions as may be prescribed by the IRDAI and/ or the Government of India, which include, the Indian Insurance Companies (Foreign Investment) Rules, 2015, which prescribes, among others, requirements in relation to directors and key managerial personnel of insurance companies.

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

Pursuant to the Insurance Regulatory and Development Authority of India (Registration, Capital Structure, Transfer of Shares and Amalgamation of Insurers) Regulations, 2024, the IRDAI does not require prior approval for any interest or dividend payment in relation to other forms of capital, unless certain exceptional conditions, as provided in the regulations, trigger such requirement. The other forms of capital must be non-convertible, fully paid-up and unsecured.

IRDAI Insurance Products Regulations

The IRDAI periodically issues guidelines pertaining to the insurance business. With an aim to ensure that insurers follow prudent practices in designing and pricing life insurance products, effective April 2024, the IRDAI notified the Insurance Regulatory and Development Authority of India (Insurance Products) Regulations, 2024 (the “IRDAI Insurance Products Regulations”), effective April 2024, to regulate all insurance products. The IRDAI Insurance Products Regulations lay down requirements in relation to, among other things, product categorization and structures, minimum death benefits, policy terms and premium payment terms, revival and discontinuance terms and pension products. The IRDAI’s regulations relating to life insurance products, general insurance products and health insurance products, have been consolidated into the IRDAI Insurance Products Regulations and the IRDAI Master Circular on Life Insurance Products issued in June 2024. The IRDAI has also issued guidelines and regulations on the designing and pricing of certain categories of insurance products, and on licensing and registration requirements for agents and intermediaries for the purpose of soliciting insurance products.

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

Cybersecurity Guidelines

Considering the widespread adoption of digital technologies and the concurrent increase in cybersecurity incidents in various industries, the IRDAI issued the updated Guidelines on Information and Cyber Security for Insurers (the “2023 Cyber Security Guidelines”) on April 24, 2023. The 2023 Cyber Security Guidelines impose certain governance requirements on insurers, including: (i) the constitution of an Information Security Risk Management Committee (“ISRMC”); (ii) the adoption of an Information and Cyber Security Policy (“ICSP”); (iii) the appointment of a Chief Information Security Officer (“CISO”); and (iv) the creation of a Cyber Crisis Management Plan (“CCMP”).

The 2023 Cyber Security Guidelines have been replaced by the IRDAI Information and Cyber Security Guidelines, 2026 (the “2026 Cyber Security Guidelines”) that introduce more stringent requirements regarding risk assessment and incident reporting. Under the 2026 Cyber Security Guidelines, the Information Security Risk Management Committee is required to meet at least once every quarter, as against the earlier requirement of two meetings annually, the boards of insurers are required to allocate adequate budgets for cybersecurity, review audit findings on non-conformities, and ensure closure of identified gaps within a 12-month timeline. Further, the 2026 Cyber Security Guidelines no longer include the requirement for a separate Chief IT Security Officer, with those responsibilities being subsumed under the responsibilities of the CISO. Insurers and intermediaries are also required to submit cybersecurity audit reports within 30 days of completion, along with comments from the audit committee, risk management committee or board, as applicable.

Policyholders’ Interest Regulations

The Insurance Regulatory and Development Authority of India (Protection of Policyholders’ Interests, Operations and Allied Matters of Insurers) Regulations, 2024 (the “Policyholders’ Interest Regulations”), which came into force on April 1, 2024, prescribe norms to ensure that operations of insurers are conducted in a manner that is not prejudicial to the interests of policyholders, and aims to, among others: (a) ensure fair treatment of prospects at the stage of solicitation and sale of insurance policies; (b) ensure that interests of policyholders are protected, and the conduct of the insurer and distribution channel are not prejudicial to the interests of policyholder; (c) ensure that insurers and distribution channels fulfill their obligations towards policyholders and have in place standard procedures including best practices for sale and service of policy holders; (d) ensure a policyholder-centric governance by insurers and distribution channels, with emphasis on grievance redressal; (e) ensure that insurers follow prudent practices on management of risks arising out of outsourcing with a view to preventing negative systemic impacts and protecting the interests of policyholders; (f) ensure sound management practices for effective oversight and adequate due diligence with regard to outsourcing activities of the insurers; and (g) ensure that opening or closing of places of business within or outside India by insurers is conducted as per the norms prescribed by the IRDAI.

Master Circular on Protection of Policyholders’ Interests

The IRDAI also issued the Master Circular on Protection of Policyholders’ Interests on September 5, 2024, as updated and amended from time to time (“Policyholders’ Interests Master Circular”), which was issued under Section 34 of the Insurance Act, Section 14 of the IRDAI Act and Regulation 56 of the Policyholders’ Interest Regulations. The Policyholders’ Interests Master Circular sets out requirements in two major sections, namely: (i) a summary of important and relevant information at various stages of an insurance contract, and associated rights and obligations at various stages of an insurance policy; and (ii) broad requirements to be complied with by an insurer under the Policyholders’ Interest Regulations. The requirements covered under this section include provisions relating to (a) activities prior to the sale of insurance policies; (b) proposal for sale of insurance policies; (c) issuance of insurance policies; (d) Customer Information Sheet (“CIS”); (e) servicing of policyholders and settlements of claims; (f) citizens’ Charter; (g) form and manner of policy documents; and (h) services related aspects, among other topics.

Expenses and Commission-Related Regulations

The Insurance Regulatory and Development Authority of India (Expenses of Management, including Commission of Insurers) Regulations, 2024 (the “Expenses Regulations”) prescribe the limits for the operating expenses for general, health and life insurance businesses, payment of commissions to insurance agents, insurance intermediaries and payment of commission and expenses on reinsurance inward. Every insurer is also required to adopt a board approved policy with respect to expenses of management and payment of commissions to insurance agents and insurance intermediaries.

Actuarial, Finance and Investment Regulations

The Insurance Regulatory and Development Authority of India (Actuarial, Finance and Investment Functions of Insurers) Regulations, 2024 (the “Actuarial, Finance and Investment Regulations”) lay down a list of “approved investments”, which is a list of investments that insurers are permitted to make, the required composition of the investment committee and the investment pattern and exposure norms applicable to insurers. The Actuarial, Finance and Investment Regulations prescribe the manner and limits with respect to the investment of the assets of insurers. The Actuarial, Finance and Investment Regulations define the maximum exposure limits for a single “investee” company, a group of investee companies and for the industry sector to which the investee company belongs. They also prescribe limits for various asset classes and exposure to credit instruments, including limits based on credit ratings. Further, the Actuarial, Finance and Investment Regulations prescribe that not more than 5.0 percent of the total aggregate of the “investment assets” of an insurer can be invested in companies belonging to its promoter group. Insurers are also required to implement investment risk management systems and processes which are certified by a chartered accountant firm and are required to be reviewed once in two financial years or such shorter frequency as decided by the board of directors of the insurer (the gap between two such audits should not be more than two years).

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

The Actuarial, Finance and Investment Regulations also prescribe accounting principles and other financial disclosures to be adhered to while preparing financial statements. These disclosures include: (i) actuarial assumptions for valuation of liabilities for policies in force; (ii) encumbrances to assets of the company in and outside India; (iii) commitments made and outstanding for loans, investments and fixed assets; (iv) basis of amortization of debt securities; (v) claims settled and remaining unpaid for a period of more than six months as of the balance sheet date; (vi) value of contracts in relation to investments, for purchases where deliveries are pending and sales where payments are overdue; (vii) operating expenses relating to the insurance business, including the basis of allocation and apportionment of expenditure to various segments of business; (viii) computation of managerial remuneration; (ix) basis of revaluation of investment property; (x) historical costs of those investments valued on fair value basis; (xi) provisions made for policy cancellations during free look periods in the current year and previous year duly certified by the appointed actuary; (xii) disclosure that contributions made by the shareholders to the policyholders’ account are irreversible in nature, and shall not be recouped to the shareholders at any point of time in the future with reference to the general meeting of the insurer at which such prior approval of the shareholders has been obtained; and (xiii) contingent liabilities.

The Actuarial, Finance and Investment Regulations prescribe the procedures for determining the value of assets, liabilities, available solvency margin and required solvency margin of insurers, regulatory reporting, bonus distribution, asset and liability management and investment and risk management. The amount of liabilities must be determined in accordance with the principles specified under the Actuarial, Finance and Investment Regulations.

The Actuarial, Finance and Investment Regulations also set out the procedures for the distribution of surplus by insurers. Every life insurer is required to separately maintain: (i) a life fund for participating policyholders; and (ii) a life fund for non-participating policyholders. The Actuarial, Finance and Investment Regulations provide that a life insurer may, on the advice of its appointed actuary, reserve a part of the actuarial surplus arising out of a valuation of assets and liabilities made for a financial year to its shareholders, which must be: (i) 100.0 percent, in case of a life fund maintained for non-participating policyholders; and (ii) one-ninth of the surplus allocated to policyholders in case of a life fund maintained for participating policyholders. With respect to (ii), prior approval of the IRDAI is required in cases where the said allocation is not one-ninth of the surplus. Further, an insurer is not allowed to allocate or reserve more than 10.0 percent of the said actuarial surplus to its shareholders.

The Actuarial, Finance and Investment Regulations were amended by the Insurance Regulatory and Development Authority of India (Actuarial, Finance and Investment Functions of Insurers), (Amendment) Regulations, 2026 (the “AFI Amendment Regulations” and the Actuarial, Finance and Investment Regulations as amended by the AFI Amendment Regulations, the “Amended AFI Regulations”) dated March 30, 2026, with an objective to ensure that the financial statements are prepared and reported in accordance with applicable Indian accounting standards (“Ind AS”), principles and policies to provide a true and fair view of the state of affairs of the insurer. The AFI Amendment Regulations include Schedule IIA in the Actuarial, Finance and Investment Regulations, which provide for, inter alia, (i) accounting principles for the preparation of Ind AS financial statements; and (ii) provisions on the contents of auditor reports and certificates. The Amended AFI Regulations facilitated a one-year forbearance which could be applied for on or before April 30, 2026 with a board-approved action plan for implementation.

The IRDAI also issued a Master Circular on Actuarial, Finance and Investment Functions of Insurers dated May 17, 2024 (the “AFIF Master Circular”), providing the necessary guidance on various provisions of the Actuarial, Finance and Investment Regulations. The AFIF Master Circular contains provisions on actuarial functions, finance functions and investment functions, including provisions relating to the appointment of actuaries, valuation of the insurance business and the investments, filings required by the insurers and categories of investments. On February 12, 2026, the IRDAI issued clarifications under the AFIF Master Circular, clarifying inter alia, that: (i) an insurer’s investments in AIFs are with excusal rights, as defined under the SEBI’s circular dated April 10, 2023 on ‘Guidelines with respect to excusing or excluding an investor from an investment of AIF’; (ii) AIFs must insert a clause in their private placement memorandums, stating that capital, including proceeds, received from insurers must not be drawn down, utilized or pledged for any overseas investment outside India, and that the statutory auditors of the AIFs must confirm that the capital of the insurer is not invested outside India; and (ii) insurers must comply with a single AIF exposure limit as specified under the AFIF Master Circular in respect of their direct and indirect exposure through funds of funds.

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

III.  Regulations Governing Mutual Funds

HDFC AMC is our asset management subsidiary and is regulated by the SEBI for its asset management activities and is primarily governed by the Securities and Exchange Board of India (Mutual Funds) Regulations, 2026 (the “2026 SEBI Mutual Funds Regulations”) and the related circulars issued in relation thereto from time to time. HDFC AMC’s activities as a portfolio manager are governed by the Securities and Exchange Board of India (Portfolio Managers) Regulations, 2020 and its activities as a manager of AIFs are governed by the Securities and Exchange Board of India (Alternative Investment Funds) Regulations 2012, and, in each case, circulars issued by the SEBI under the respective regulations.

Overview of the SEBI Mutual Funds Regulations

The 2026 SEBI Mutual Funds Regulations, among other things, set out the requirements of registration, restrictions on business activities of asset management companies, processes and requirements for launching mutual funds and investment portfolios, management of a mutual fund, requirements for valuation policies and disclosures, reporting requirements and restrictions applicable to mutual funds and investment portfolios.

The 2026 SEBI Mutual Funds Regulations, applicable from April 1, 2026, aim, among other things, to offer greater clarity and enhanced structural coherence by consolidating the regulatory framework in force since 1996 (when the previous iteration of the SEBI’s regulations governing mutual funds was issued). While they simplify compliance, the 2026 SEBI Mutual Funds Regulations retain core principles and strengthen investor protection, transparency, and governance. The restructuring focuses on clearer structure, simplified language, consolidation of related provisions, and removal of overlaps, including streamlined eligibility criteria for sponsors, reorganization of roles of asset management companies (“AMCs”) and trustees, revision in the charging of scheme expense ratio framework and consolidation of provisions on prudential investment limits and valuation.

The 2026 SEBI Mutual Funds Regulations also promote ease of compliance through rationalized reporting, elimination of duplicative filings, and digital-first disclosures.

Eligibility and Appointment of an Asset Management Company

Under the 2026 SEBI Mutual Funds Regulations, an AMC is a company incorporated under the Companies Act or the Indian Companies Act, 1956 and approved by the SEBI to act as an AMC of a mutual fund. To obtain the SEBI’s approval, an AMC has to be compliant with the prescribed eligibility criteria which include, among other things:

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

(iii)	at least one half of the board of directors of the AMC should not be associated in any manner with the sponsor of the trust or any of its subsidiaries or the trustees;

(iv)	the directors of the AMC (including its chairman) should not be a trustee of any mutual fund;

(v)

the net worth of the AMC should not be less than Rs. 500 million at all times under Route-1; or under Route-2, should be at least Rs. 1.5 billion at the time of registration, and Rs. 1 billion on a continuous basis, which must be deployed in such assets as may be specified by the SEBI; and

(vi)	the AMC, each of its directors and each of its key personnel employed by it should be a fit and proper person.

An existing AMC is also required to maintain a reputation for fairness in its dealings, demonstrate integrity, and comply with the applicable profitability and net worth requirements under the 2026 SEBI Mutual Funds Regulations. The SEBI’s approval is not a one-time requirement and remains subject to the AMC’s ongoing compliance with such conditions.

The mutual fund is required to be constituted in the form of a trust, and the instrument of trust must be in the form of a deed, duly registered under the provisions of the Indian Registration Act, 1908, and executed by the sponsor in favor of the trustees. The sponsor, or, if the power has been given under the trust deed to the trustee, the trustee must appoint the AMC approved by the SEBI for the investment and management of funds of the schemes of the mutual fund. The trustee and the AMC are mandated to enter into an investment management agreement in accordance with the 2026 SEBI Mutual Funds Regulations.

Bank as the Sponsor of the AMC

The Bank is the sponsor of HDFC AMC. The 2026 SEBI Mutual Funds Regulations require a sponsor to have a sound track record and a reputation of fairness and integrity in all its business transactions. Additionally, the sponsor is required to contribute at least 40.0 percent of the net worth of the AMC. However, if any person holds 40.0 percent or more of the net worth of an AMC, it must be deemed to be a sponsor and will be required to fulfill the eligibility criteria specified in the 2026 SEBI Mutual Funds Regulations. The 2026 SEBI Mutual Funds Regulations also require, inter alia, that the sponsor or any of its directors or its key personnel should not be guilty of fraud, not be convicted of an offense involving moral turpitude or should not have been found guilty of any economic offense.

Functioning of the AMC

The 2026 SEBI Mutual Funds Regulations regulate the functioning of AMCs. AMCs are prohibited from acting as a trustee to any mutual fund. Additionally, an AMC cannot undertake any business activities other than in the nature of management and advisory services provided to pooled assets, portfolio management services (including offshore funds, insurance funds, pension funds, provident funds, or such categories of foreign portfolio investors as may be specified by the SEBI), provided such activities are not in conflict with the activities of the mutual fund, and advisory services to non-broad based funds, subject to satisfaction of certain conditions prescribed under the 2026 SEBI Mutual Funds Regulations. An AMC may, itself or through its subsidiaries, undertake portfolio management services and advisory services to funds other than broad-based funds, subject to satisfaction of certain conditions prescribed by the 2026 SEBI Mutual Funds Regulations. These include segregation of bank and securities accounts on an activity-by-activity basis and compliance with capital adequacy requirements for each such activity.

The obligations of an AMC include, inter alia, a duty to exercise due diligence and reasonable care in its investment decisions, be responsible for the acts of commission or omission by its employees or other persons whose services are procured by the AMC where such act or omission involves negligence, breach of duty, or failure to comply with applicable law (it being noted that the AMC or its directors or officers are not absolved of any liability to the mutual fund for their acts of commission or omission while holding such position or office), obtain in-principle approvals from the stock exchanges where the units of the schemes of the mutual fund are proposed to be listed, be liable, with the sponsor of the mutual fund, to compensate affected investors and/or the scheme for any unfair treatment to any investor as a result of inappropriate valuation, and submit quarterly reports to its trustees on its activities and compliance with the regulations. Under the 2026 SEBI Mutual Funds Regulations, the sponsor of the mutual fund is explicitly liable for regulatory violations, violations of circulars and guidelines issued by SEBI where such violations are expressly classified as defaults and for insider trading by the AMC, the trustee, or the sponsor itself is named as a defaulting party for an insider trading violation. The 2026 SEBI Mutual Funds Regulations also require AMCs to establish, implement and maintain an institutional mechanism (as specified by the SEBI), for identifying and deterring potential market abuse, including front-running and fraudulent transactions in securities and establish and maintain a whistleblower policy. The 2026 SEBI Mutual Funds Regulations also entrust the trustees with the responsibility of overseeing the functioning of the AMC. The trustees, among other things, must ensure that the AMC has been diligent in empaneling brokers, the AMC has not given any undue or unfair advantage to any associates or dealt with any of the associates of the AMC in any manner detrimental to interest of the unit holders, and transactions entered into by the AMC and the activities of the AMC are in accordance with these 2026 SEBI Mutual Funds Regulations and the provisions of the trust deed. The trustees have the right to obtain any information that they deem to be necessary from the AMC. Further, the trustees are required to periodically review the complaints that have been received from investors by the AMC as well as redressal of the same.

Shareholding in an AMC

Under the 2026 SEBI Mutual Funds Regulations, the sponsor of a mutual fund is required to contribute at least 40.0 percent to the net worth of the AMC. A change in controlling interest in an AMC requires prior approval of the trustee and the SEBI, together with a written communication (digital mode (email/SMS), to the extent permissible in the 2026 SEBI Mutual Funds Regulations) about the proposed change being sent to each unit holder, details specified by the SEBI being appropriately displayed on the AMC’s website, an advertisement on the proposed change being published in two newspapers and an exit option being given to the unit holders of all the schemes of the mutual fund to exit from the schemes on the prevailing net asset value without any exit load.

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

Removal of an AMC

Under the 2026 SEBI Mutual Funds Regulations, the appointment of an AMC may be terminated by majority of the trustees with the approval of the majority of its board of directors, or at the SEBI’s direction, or by resolution passed by 75.0 percent of the unit holders of the schemes of the mutual fund. However, the trustees may terminate the appointment of the AMC on their own accord if they have reason to believe the AMC is conducting its affairs in contravention of the 2026 SEBI Mutual Funds Regulations. Any change in the appointment of the AMC is subject to prior approval of the SEBI.

Expenses and Reimbursement

The SEBI has prescribed certain categories of expenses that can be charged to mutual fund schemes by the AMC, as well as the maximum expenses a mutual fund scheme can incur as expenses, and prohibited certain categories of expenses from being so charged to mutual fund schemes. The 2026 SEBI Mutual Funds Regulations have revised the expense framework applicable under the earlier regime. Most notably, they have (i) removed the ability to charge additional expenses of 0.05 percent for schemes where exit load is levied; (ii) excluded all statutory levies from expense ratio limits; and (iii) prescribed revised limits for base-expense-ratio (“BER”) (i.e., total expense ratio (“TER”) less brokerage, exchange/ regulatory fee and statutory levies). Statutory levies are excluded from BER limits but still form part of the total TER.

The 2026 SEBI Mutual Funds Regulations have also introduced the ability for AMCs to charge BER based on the performance of the scheme. This is a novel provision explicitly permitting mutual fund schemes to adopt a performance-linked BER. Schemes utilizing this mandate must adhere to a specific expense structure and disclosure requirements as prescribed by the SEBI.

The 2026 SEBI Mutual Funds Regulations require that all expenses of mutual fund schemes should be clearly identified and must be paid from the scheme. The AMC is permitted to charge the scheme with investment and advisory fees which are required to be fully disclosed in the offer document. Additionally, mutual funds are permitted to charge certain operating expenses for managing a scheme, including sales and marketing / advertising expenses, transaction costs, registrar fees, custodian fees, brokerage costs, and audit fees, as a percentage of the scheme’s daily net assets. The TER charged to the scheme is the aggregate of the expenses charged within the base limit, brokerage costs, transaction costs, and applicable statutory levies, with no other expenses permitted to be charged. All expenses of mutual fund schemes are required to be clearly identified, are required to be paid from the scheme and are to be managed by the AMC within the limits specified under the 2026 SEBI Mutual Funds Regulations. All expenditure pertaining to the launch of a new fund offer must be borne by the AMC or sponsor or trustees, until the date of allotment of the units to investors.

However, if the actual expenses incurred by the funds/ schemes managed by the AMC exceed the limits prescribed by the SEBI, the expenses will be borne by the AMC, trustee or sponsor, provided that any investment and advisory fees charged to the scheme are fully reversed.

Restrictions on Business Activities of an AMC

An AMC cannot undertake any business activities other than in the nature of management and advisory services provided to pooled assets, including offshore funds, insurance funds, pension funds, provident funds, or such categories of FPI subject to conditions as specified by the SEBI, if any of such activities are not in conflict with the activities of the mutual fund. However, an AMC may, itself or through its subsidiaries, undertake such activities, if:

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

A “broad based fund” refers to a fund which has at least 20 investors and no single investor accounts for more than 25.0 percent of corpus of the fund.

In December 2024, the SEBI notified amendments to the then prevailing SEBI-regulations governing mutual funds (the “1996 SEBI Mutual Funds Regulations” and, together with a SEBI circular dated February 27, 2025, the “2025 SIF Framework”), which introduced a new asset class called specialized investment funds (“SIF”). The 2025 SIF Framework was applicable beginning April 1, 2025. Instructions under the 2025 SIF Framework were then revised and consolidated by the 2026 Mutual Fund Regulations (the “2026 SIF Framework” and, together with the 2025 SIF Framework, the “SIF Framework”). The SIF Framework aims to bridge the gap between mutual funds and portfolio management services, and states that a registered mutual fund may establish a SIF provided it meets certain eligibility criteria as set out in the SIF Framework. The SIF Framework provides a list of permitted investment strategies that mutual funds can offer under SIF, and has set a minimum investment threshold of Rs. 1 million for investment in a SIF (such threshold can be met by investment across all investment strategies a SIF offers). HDFC AMC has received a “No objection” from the SEBI for the establishment of a SIF.

SEBI Portfolio Managers Regulations

The SEBI (Portfolio Managers) Regulations, 2020 (the “SEBI Portfolio Managers Regulations”) govern the functioning of portfolio managers. As defined under this regulation, “portfolio” means the total holdings of securities belonging to any person and a “portfolio manager” is a person who pursuant to a contract or arrangement with a client, advises or directs or undertakes on behalf of the client (whether as a discretionary portfolio manager or otherwise) the management or administration of a portfolio of securities or the funds of the client, as the case may be. Any person proposing to provide any portfolio manager services is required to be registered as a “portfolio manager” with the SEBI under the SEBI Portfolio Managers Regulations. The certificate of registration is valid until it has been suspended or cancelled by the SEBI. A portfolio manager is required to maintain a net worth of not less than Rs. 50 million. As specified by Regulation 8 of the SEBI Portfolio Managers Regulations, to determine whether the portfolio manager is a fit and proper person, the SEBI may take into account the ‘fit and proper person’ criteria as laid down under Schedule II of Securities and Exchange Board of India (Intermediaries) Regulations, 2008 (the “SEBI Intermediaries Regulations”). Pursuant to the Securities and Exchange Board of India (Intermediaries) (Amendment) Regulations, 2026 (the “2026 Intermediary Amendment Regulations”), the ‘fit and proper person’ criteria were revised. Pursuant to such revisions, the mere pendency of a criminal complaint filed by the SEBI against a person, or the mere filing of a charge sheet by any enforcement agency on any economic offense, or the mere initiation of a winding up proceeding against a person is no longer, by itself, a ground for automatic disqualification from the test. Further, the 2026 Intermediary Amendment Regulations also introduced additional events that the SEBI can take into account for determining whether a person has fulfilled the ‘fit and proper person’ test, including the person being subject to any economic offense or an offense of securities laws.

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

SEBI AIF Regulations

Under the Securities and Exchange Board of India (Alternative Investment Funds) Regulations, 2012 (the “SEBI AIF Regulations”) a “manager” is a person or an entity who has been appointed by an AIF to manage its investments. The manager of the AIF can also be the sponsor of the AIF. For Category I and II AIFs, the manager or the sponsor of the AIF are required to maintain a continuing interest in the AIF of not less than 2.5 percent of the corpus or Rs. 50 million, whichever is lower. For Category III AIFs, the manager or the sponsor of the AIF are required to maintain a continuing interest in the AIF of not less than 5.0 percent of the corpus or Rs. 100 million, whichever is lower. A certificate of registration is mandatory for an entity or a person to act as an AIF and such certificate will be granted, subject to compliance with the requisite conditions under the SEBI AIF Regulations. The registration of the AIF is, among other things, also dependent on the ability of the manager to effectively discharge its activities by having the necessary infrastructure and manpower. The manager is required to be a “fit and proper person”, based on the criteria specified in Schedule II of the SEBI Intermediaries Regulations. The obligations of the manager include maintenance of records, addressing the complaints of the investors, taking steps to address conflicts of interest, ensuring transparency and providing all information sought by the SEBI. The manager is also required to establish and implement written policies and procedures to identify, monitor and appropriately mitigate conflicts of interest throughout the scope of business. The manager or sponsor of the AIF is required to appoint a custodian registered with the SEBI for safekeeping of securities of the AIF in the manner as may be specified by the SEBI from time to time. The custodian appointed by the sponsor or manager of a Category III AIF shall keep the custody of the securities and goods received in delivery against the physical settlement of the commodity derivative. Further, the custodian appointed by the sponsor or manager of an AIF shall report or disclose such information regarding investments of the AIF in such manner as may be specified by the SEBI from time to time.

The SEBI issued the Securities and Exchange Board of India (Alternative Investment Funds) (Second Amendment) Regulations, 2025 and Securities and Exchange Board of India (Alternative Investment Funds) (Third Amendment) Regulations, 2025 on September 8, 2025 and November 18, 2025, respectively, to further amend the SEBI AIF Regulations. The amendments introduced, among others, (i) conditions for co-investment by Category I and II Alternative Investment Funds; (ii) a separate category of ‘Accredited Investors only’ fund, wherein an investor of such fund (other than the manager, sponsor and employees or directors of the AIF and that of the manager) is classified as an accredited investor; and (iii) a reduction in the minimum investment threshold for ‘large value funds’ for accredited investors from Rs. 700 million to Rs. 250 million. Further, the SEBI issued the SEBI Master Circular for Alternative Investment Funds on June 3, 2026, as a consolidated circular that compiles all operative SEBI circulars issued under the SEBI AIF Regulations up to May 31, 2026, and superseded the previous master circular issued in this regard.

Other Regulations and Circulars

SEBI Master Circular for Mutual Funds

For effective regulation of the mutual fund industry, the SEBI has issued various circulars from time to time. In order to consolidate all the applicable regulatory requirements, the Master Circular for Mutual Funds was updated, in line with the 2026 Mutual Fund Regulations and the provisions of various circulars issued through March 20, 2026, were incorporated in the SEBI Master Circular for Mutual Funds, dated March 20, 2026 (the “MF Master Circular”). The MF Master Circular has been in force from April 1, 2026 and replaced the Master Circular for Mutual Funds dated June 27, 2024.

The SEBI circular on ‘Categorization and Rationalization of Mutual Fund Schemes’ dated February 26, 2026 revised the categories, characteristics and type of schemes permitted to provide a uniform categorization of mutual fund schemes into equity, debt, hybrid, life cycle funds and other schemes (such as fund of fund schemes and passive schemes). Further, the SEBI circular on ‘Borrowing by Mutual Funds’ dated March 13, 2026 provides an operational framework for borrowing by mutual funds and sets out the conditions applicable for intraday borrowings by mutual funds, including the requirement of a board approved policy for intra-day borrowings, permissible quantum of intra-day borrowings, and the purpose for which such borrowing can be utilized, the effective date of the said guidelines have been extended to July 15, 2026. Please see below some of the key points specified in the MF Master Circular.

Categorization and Rationalization of Mutual Fund Schemes

The MF Master Circular prescribes the guidelines for categorization and rationalization of mutual fund schemes in order to ensure uniformity in the characteristics of similar types of schemes launched by different mutual funds. In terms of the MF Master Circular, mutual fund schemes are classified under five groups, namely, equity schemes, debt schemes, hybrid schemes, life cycle funds and other schemes. The 2026 Mutual Fund Regulations replaced ‘solution-oriented schemes’ with ‘life cycle funds’.

Equity schemes are further categorized into multi cap fund, large cap fund, large & mid cap fund, mid cap fund, small cap fund, dividend yield fund, value fund, contra fund, focused fund, sectoral/thematic, equity-linked savings scheme (“ELSS”) and flexi cap fund. Debt schemes are further categorized as overnight fund, liquid fund, ultra short duration fund, low duration fund, money market fund, short duration fund, medium duration fund, medium to long duration fund, long duration fund, dynamic bond, corporate bond fund, credit risk fund, banking and public sector undertaking fund, gilt fund and floater fund. Hybrid schemes can be further categorized as conservative hybrid fund, balanced hybrid fund, aggressive hybrid fund, dynamic asset allocation or balanced advantage, multi asset allocation, arbitrage fund and equity savings. Life cycle funds are open-ended funds and follow glide path strategy-based investing across various asset classes, including equity, debt and infrastructure investment funds. Other schemes include index funds/exchange traded funds and fund of funds (overseas/domestic). As per this classification, the ‘type of scheme’ would be the type of scheme as applicable to each category of scheme.

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

Consolidation of Schemes

The MF Master Circular prescribes that any consolidation or merger of the mutual fund schemes will be treated as a change in the fundamental attributes of the related schemes and AMCs must be required to comply with the SEBI Mutual Funds Regulations in this regard. The proposal and modalities of the consolidation or merger must be approved by the board of the AMC and trustee(s), after they ensure that the interests of unit holders under all the concerned schemes have been protected in the said proposal. Subsequent to approval from the board of the AMC and trustee(s), AMCs shall file a proposal with the SEBI, along with the draft Scheme Information Document (“SID”), requisite fees (if a new scheme emerges after such consolidation or merger) and draft of the letter to be issued to the unit holders of all the concerned schemes, which will give them the option to exit at prevailing net asset value without charging exit load and disclose all relevant information enabling them to take well informed decisions.

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

The MF Master Circular also lays down certain reporting and disclosure requirements. It requires AMCs to report the deviation to trustees at each stage. If the assets under management of a deviated portfolio are more than 10.0 percent of the assets under management of the main portfolio of scheme, (a) AMCs have to immediately disclose the same to the investors through SMS and email/letter, including details of the portfolio that has not been rebalanced; (b) AMCs must also immediately communicate to investors through SMS and email/letter when the portfolio is rebalanced; and (c) the subject line of the aforementioned emails/letters should be uniform across the industry and clearly indicate “breach of”/”deviation from” mandated asset allocation. Further, AMCs are required to disclose any deviation from the mandated asset allocation to investors along with periodic portfolio disclosures as specified by the SEBI from the date of lapse of mandated plus extended rebalancing timelines. These norms are applicable to the main portfolio only and not to segregated portfolio(s), if any.

Enhancing Fund Governance for Mutual Funds

The MF Master Circular sets out the governance framework for mutual funds, including the formation and regulation of audit and valuation committees by trustees of mutual funds and AMCs. The trustees of mutual funds and asset management companies must abide by the code of conduct prescribed in the SEBI Mutual Funds Regulations.

AMCs of mutual funds must have a qualified and independent audit committee, comprised of a minimum of three directors as members, and at least two thirds of the members must be independent directors of the AMC, who are not associates of the sponsor or the AMC or the trustee company. A person cannot serve as director in more than one AMC, other than independent directors which are approved by the board of directors. The MF Master Circular specifies the role and the terms of reference of the audit committee of AMCs, which include, inter alia, the oversight of the financial reporting process, the audit process, the company’s system of internal controls, compliance with laws and regulations and other related processes, with specific reference to the operation of its mutual fund business.

AMCs are also required to constitute an in-house valuation committee consisting of senior executives including personnel from accounts, fund management and compliance departments. This committee must, on a regular basis, review the systems and practices of valuation of securities. As per the 2026 SEBI Mutual Funds Regulations, AMCs are responsible for acts of commission or omission by their employees or persons whose services have been procured by the AMC, where such act or omission is committed in the course of carrying out functions under these regulations, and involves negligence, breach of duty, or failure to comply with applicable law.

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

The MF Master Circular and the 2026 SEBI Mutual Funds Regulations prescribe the tenure of independent trustees of mutual funds and of independent directors of AMCs, and the appointment and tenure of auditors.

Tenure of independent trustees and independent directors

Regulation 11(5) and Regulation 7(2)(d) of the 2026 SEBI Mutual Funds Regulations mandate the appointment of independent trustees and independent directors, respectively. With respect to the tenure of independent trustees and independent directors, it has been decided that:

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

Auditors of mutual funds

The auditor of a mutual fund, appointed in terms of Regulation 69 of the 2026 SEBI Mutual Funds Regulations, must be a firm, including a limited liability firm, constituted under the Limited Liability Partnership Act, 2008. With respect to the appointment of auditors in terms of Regulation 69 of the 2026 SEBI Mutual Funds Regulations, the following periods of appointment are mandated:

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

(iii)

Existing auditors may be appointed for a maximum of 10 years (including all preceding years for which an auditor has been appointed in terms of Regulation 69 of the 2026 SEBI Mutual Funds Regulations). In this respect, the following may be noted:

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

IV.  Disclosures pursuant to Section 13(r) of the Exchange Act

Pursuant to Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), an issuer is required to disclose in its periodic reports whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure may be required even where the activities, transactions or dealings were conducted in compliance with applicable law. Except as set forth below, as of the date of this annual report, HDFC Bank is not aware of any other activity, transaction or dealing by it or any of its affiliates during the year ended March 31, 2026, and through the date of this annual report that requires disclosure under Section 13(r) of the Exchange Act.

•	In January 2026, the United States designated a corporate customer of HDFC Bank as an SDGT under Executive Order 13224. We blocked the customer’s account following its designation.

Revenue and net income generated in connection with the above-described products and services in the year ended March 31, 2026 were negligible relative to our overall revenue and net income.

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

Restrictions on Sales of the Equity Shares Underlying the ADSs and Repatriation of Sale Proceeds

Under the laws of India, ADSs issued by Indian companies to non-residents are freely transferable outside of India. Similarly, RBI approval is not required for the sale of equity shares underlying ADSs by a non-resident of India to a person resident in India, subject to reporting requirements and the applicable pricing norms if the shares are not sold on a recognized Indian exchange. However, the provisions of the Banking Regulation Act, read together with the 2025 Bank Shareholding Directions, which apply to both resident and non-resident investors, require RBI approval where such acquisition results in any person’s aggregate holding (which includes total holding, directly or indirectly, beneficial or otherwise, of shares or voting rights) reaching 5.0 percent or more of the paid-up capital or voting rights in a banking company.

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

In 2014, the provisions of the Companies Act regulating the issuance of ADSs by Indian companies and the Depository Receipts Scheme 2014 (the “DR Scheme”) came into force. The relevant provisions of the Companies Act and the DR Scheme apply only to depository receipts (including ADSs) issued after April 1, 2014, and the date of the notification of the DR Scheme, respectively. In October 2019, the SEBI issued a framework for the issuance of depository receipts by a listed company. It includes the eligibility criteria for such companies, the permissible jurisdictions where such issuance or transfer may be done and the obligations of listed companies while issuing depository receipts. This framework also provides the obligations of Indian depositories and domestic custodians, whereby Indian depositories are required to develop a system to monitor the foreign holding, including that held by way of depository receipts, as per the limits prescribed under the FEMA Act and applicable SEBI Regulations, and to disseminate the information regarding outstanding depository receipts and available limits for conversion. For this purpose, the framework requires Indian depositories to make necessary arrangements with the domestic custodian and/or a foreign depository. In October 2020, the SEBI issued broad operational guidelines for the above purpose.

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

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

Investment in equity instruments of a company in India by a person resident outside India is governed by the FEMA Act, and the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (the “NDI Rules”). An investment by a person resident outside India which does not comply with the conditions of the NDI Rules requires prior permission of the RBI and may be subject to such conditions as may be considered necessary. The NDI Rules prescribe an “automatic route” under which no prior consent and approval is required from the RBI or the Government for FDI in certain industries within specified sectoral caps. In respect of all industries that do not fall under the automatic route, and in respect of investments which do not comply with the conditions mentioned under the automatic route, approval is required from the Government under the “government route”.

The Government also publishes a Consolidated Policy on Foreign Direct Investment (the “Consolidated FDI Policy”) which, read together with the FEMA Act and the rules and regulations issued thereunder, and circulars issued by the Government and the RBI from time to time, provides the framework for foreign investments in India.

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

In 2017, the Government approved the phase-out of the Foreign Investment Promotion Board, which had been set up to regulate all foreign direct investment into India and whose approval was required for foreign investment in certain sectors, including defense and public sector banks. The Government nominated the relevant administrative ministries or departments for each sector as competent authorities to process applications for FDI requiring government approval in line with standard operating procedures (“SOP”). The SOP was updated on August 17, 2023, to make the application process for FDI requiring government approval online through the National Single Window System.

A person residing outside India or any entity incorporated outside India has general permission to purchase shares, convertible debentures or preference shares of an Indian company subject to certain terms and conditions. The Government revised the FDI regime and amended the NDI Rules in 2020 through Press Note No. 3 (2020 Series), dated April 17, 2020 (“PN3”) to require governmental approval for any FDI (a) by an entity of a country which shares a land border with India (i.e., Pakistan, Bangladesh, Afghanistan, Nepal, Bhutan, Myanmar and China, each a “Neighboring Country”), or (b) where the beneficial owner of an investment into India is (i) situated in a Neighboring Country or (ii) a citizen of a Neighboring Country.

On March 15, 2026, the Government approved certain amendments to PN3 through Press Note No. 2 (2026 Series) (“PN2”) that provided a definition and criteria for determining beneficial ownership based on the provisions of the Prevention of Money-laundering Act, 2002, and the Prevention of Money-laundering (Maintenance of Records) Rules, 2005, which state that a beneficial owner means a natural person who, whether acting alone or in concert, has a controlling ownership interest (i.e., ownership of or entitlement to more than 10 percent of shares or capital or profits) or who exercises control through other means (such as the right to appoint a majority of the directors or to control the management or policy decisions including by virtue of shareholding or management rights or shareholders agreements or voting agreements). Beneficial ownership is assessed at the level of the investing entity. The definition and criteria provided further state that the beneficial ownership of an investment will be construed to be vested in a Neighboring Country if citizens and/or entities from a Neighboring Country have the ability to, directly or indirectly, hold rights or entitlements: (i) in excess of the applicable thresholds prescribed under the Prevention of Money-laundering (Maintenance of Records) Rules, 2005; (ii) which enable such citizen(s) and/or entity(ies) to exercise control over the investor entity; or (iii) which enable such citizen(s) and/or entity(ies) to exercise ultimate effective control over the investee entity in any manner.

As per PN2, any investment into India from an investor entity having direct or indirect ownership by a citizen or an entity from a Neighboring Country and not requiring government approval under the revised framework must comply with a new reporting requirement in the format prescribed under the Standard Operating Procedure prescribed by the DPIIT. The changes introduced by PN2 shall take effect once a formal notification under the FEMA Act, amending the Foreign Exchange Management (Non-Debt Instruments) Rules, 2019, comes into force.

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

The 2025 Bank Shareholding Directions prescribe requirements regarding acquisition and holding of shares or voting rights in relation to Commercial Banks (as defined in the Banking Regulation Act). In relation to foreign investment in private sector banks in India, the Consolidated FDI Policy and the FEMA guidelines state that the foreign investment limits and sub-limits as well as the computation of foreign investment in private sector banks will be as specified in the Consolidated FDI Policy, the FEMA Act and the regulations made in relation thereto, as amended from time to time. As per the Consolidated FDI Policy, dated October 15, 2020 and issued by the Government of India, and the NDI Rules, the following restrictions are applicable to foreign ownership in the Bank:

•

Foreign investors may own up to 74.0 percent of the equity shares of a private sector Indian banking company subject to compliance with guidelines issued by the RBI from time to time. FDI up to 49.0 percent is permitted under the automatic route and FDI above 49 percent and up to 74.0 percent requires prior approval of the competent authorities. This 74.0 percent limit will include investment under the portfolio investment scheme by FPIs/NRIs and shares acquired prior to September 16, 2003 by erstwhile overseas corporate bodies (“OCBs”), and continue to include IPOs, private placements, GDR/ADRs and acquisition of shares from existing shareholders. Aggregate foreign investment in the Bank from all sources is allowed up to a maximum of 74.0 percent of the paid-up capital of the Bank. At least 26.0 percent of the paid-up capital would have to be held by Indian residents, except in the case of a wholly owned subsidiary of a foreign bank.

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

FPI Regulations

Foreign portfolio investors are governed by the Securities and Exchange Board of India (Foreign Portfolio Investors) Regulations, 2019 (the “FPI Regulations”). The SEBI also issued operational guidelines in the Master Circular for Foreign Portfolio Investors, Designated Depository Participants and Eligible Foreign Investors, dated December 19, 2022.

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

The 2024 Master Circular directs all the issuers of ODIs to identify and verify, based on certain prescribed criteria, the beneficial owners in the subscriber entities who hold in excess of 10.0 percent in the case of a company, 10.0 percent in the case of partnership firms, 15.0 percent in the case of unincorporated associations or bodies of individuals, and 10.0 percent, in case of a trust. Where no natural person is identified, the beneficial owner is the relevant natural person who holds the position of senior managing official. For entities coming from “high risk jurisdictions”, as identified by intermediary, the intermediaries may apply a lower materiality threshold of 10 percent for the identification of beneficial owners. The ODI issuers will have to maintain with them at all times the “know your customer” documents regarding ODI subscribers and those should be made available to the SEBI on demand. In December 2024, the SEBI issued a circular, which inter alia restricted FPIs from issuing ODIs with derivative instruments (including stock index options and future contracts) as their underlying, with effect from December 2024.

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

FPIs are also permitted to acquire debt securities issued by infrastructure investment trusts and real estate investment trusts registered with the SEBI. The SEBI now also allows FPIs to participate in Indian exchange traded commodity derivatives, subject to compliance with certain terms and conditions.

Investment in debt instruments in India by non-resident investors, including FPIs, is governed by the Foreign Exchange Management (Debt Instruments) Regulations, 2019, and the Master Direction – Reserve Bank of India (Non-Resident Investment in Debt Instruments) Directions, 2025, dated January 7, 2026. Under this framework, certain investments by FPIs in corporate debt securities were subject to certain short-term investment limits and concentration limits. On May 8, 2025, through its notification on Investments by Foreign Portfolio Investors in Corporate Debt Securities through the General Route – Relaxations, dated May 8, 2025, the RBI, with a view to making investment easier for FPIs, decided to withdraw, with immediate effect, the requirement for investments by FPIs in corporate debt securities to comply with (i) the short-term investment limit, which capped an FPI’s investment in corporate debt securities with residual maturity of up to one year at 30 percent of the total investment of the FPI in corporate debt securities and (ii) the concentration limit, which restricted an FPI (including its related FPIs) from investing more than the specified limits in corporate debt securities.

Directions issued by the RBI relating to investments in debt instruments by NRIs and the offering of debt instruments acquired according to the terms of the Foreign Exchange Management (Debt Instruments) Regulations, 2019, as collateral to recognized stock exchanges in India for transactions in exchange traded derivative contracts, have been consolidated into the Master Direction – Reserve Bank of India (Non-Resident Investment in Debt Instruments) Directions, 2025, dated January 7, 2026, as amended on April 10, 2026.

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

In terms of the DR Scheme, securities can be issued through the depository receipt mechanism up to such a limit that the aggregate underlying securities issued to foreign depositories for issuance of depository receipts along with securities already held by persons resident outside India do not exceed the applicable foreign investment limits prescribed by regulations framed under the FEMA Act. Further, the Depositories Master Circular requires that within this limit, the maximum aggregate permissible securities which may be issued by the listed company or transferred by the existing holders for the purpose of issue of depository receipts must be such that the listed company is able to ensure compliance with the minimum public shareholding requirement, after excluding the permissible securities held by the depository for the purpose of issuance of depository receipts.

The depository receipts and the underlying securities may be converted into each other subject to the applicable foreign investment limit. It should be noted that the provisions of the Banking Regulation Act, read together with the 2025 Bank Shareholding Directions issued by the RBI apply to both resident and non-resident investors where such acquisition results in any person’s aggregate holding (which includes total holding, directly or indirectly, beneficial or otherwise, of shares or voting rights) reaching 5.0 percent or more of the paid-up capital or voting rights in a banking company.

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

In relation to listed companies, the Depositories Master Circular requires Indian depositories to develop a system to monitor the foreign holding, including that held by way of depository receipts, in line with the limits prescribed under the FEMA Act and applicable SEBI Regulations, and disseminate the information regarding outstanding depository receipts and available limits for conversion. The Indian depositories are required to make necessary arrangements with the domestic custodian and/or a foreign depository. In October 2020, the SEBI issued broad operational guidelines for this purpose.

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

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

HDFC Bank Limited:

Opinion on Internal Control Over Financial Reporting

We have audited HDFC Bank Limited and subsidiaries’ (the Company) internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2026 and 2025, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2026, and the related notes (collectively, the consolidated financial statements), and our report dated July 29, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report On Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

July 29, 2026

Report of
Independent
Registered Public Accounting Firm
To the Shareholders and Board of Directors
HDFC Bank Limited:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of HDFC Bank Limited
and
subsidiaries (the Company) as of March 31, 2026 and 2025, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year
period ended March 31, 2026, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the three-year
period ended March 31, 2026, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 29, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
The accompanying consolidated financial statements as of and for the year ended March 31, 2026 have been translated into United States dollar solely for the convenience of the reader. We have audited the translation, and, in our opinion, such financial statements expressed in Indian rupee have been translated into United States Dollar on the basis set forth in Note 2(ab) to the consolidated financial statements.

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
Assessment of allowance for credit losses for loans evaluated on a collective basis
As discussed in Note 10 to the consolidated financial statements, the Company’s allowance for credit losses for loans as of March 31, 2026 was Rs. 594,308.9 million, of which Rs. 542,921.2 million related to the allowance for credit losses on loans evaluated on a collective basis (the collective ACL). As discussed in Note 2(i) to the consolidated financial statements, the methodology for estimating the amount of credit losses reported in the allowance for credit losses has a component for current expected credit losses for pools of loans that share similar risk characteristics. The collective ACL is primarily based on the Company’s estimate of probability of default (PD), loss given default (LGD), and exposure at default (EAD), determined for the respective risk pools. The Company estimates the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts. The Company uses macro-economic variables that are relevant to the specific pool of loans to develop a reasonable and supportable forecast for the expected performance of the pool. After the reasonable and supportable forecast period, the Company reverts to the historical average default rate for the remaining expected life of the loans over a straight-line basis. The collective ACL is determined as the product of multiplying the PD, LGD and EAD.
We identified the assessment of the collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the collective ACL due to significant measurement uncertainty. Specifically, this assessment encompassed the evaluation of the various components of the collective ACL methodology, including the methods and models used to estimate the PD, LGD and their significant assumptions. Such significant assumptions included pooling of loans, macroeconomic variables, remaining expected life structure, the historical look-back period, credit rating models for wholesale loans and similar risk characteristics for homogenous retail loans. The assessment also included an evaluation of the conceptual soundness and performance of the PD, LGD and credit rating models. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.
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
Liabilities for future policy benefits in respect of life insurance policies
As discussed in Notes 2(j)(ii) to the consolidated financial statements, the liability for future policy benefits (‘LFPB’) is determined using actuarial methodologies as the present value of expected future policy benefits to be paid to or on behalf of policyholders and certain claims related expenses less the present value of expected future net premiums receivable under the Company’s insurance contracts. As discussed in Note 21 to the consolidated financial statements, the Company’s LFPB was Rs. 2,277,581.6 million as of March 31, 2026. Future policy benefits are calculated using actuarial assumptions and estimates, including cash flow assumptions such as mortality and persistency. Cash flow assumptions (mortality and persistency assumptions) are established at the policy inception and are evaluated annually to determine if an update is needed. The Company applies significant judgment in determining these cash flow assumptions and estimates.
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
/s/ KPMG Assurance and Consulting Services LLP
Mumbai, India
July 29, 2026

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	As of
	March 31, 2025	March 31, 2026	March 31, 2026

	(In millions, except number of shares)
ASSETS:
Cash and due from banks, and restricted cash	Rs. 1,982,929.8	Rs. 2,547,835.1	US$	27,153.7
Investments held for trading, at fair value	625,388.5	848,427.6		9,042.2
Investments available for sale debt securities, at fair value ( includes restricted investments of Rs. 3,936,248.0 and Rs. 2,971,980.0 (US$ 31,674.1), as of March 31, 2025 and March 31, 2026, respectively )	9,910,174.3	10,247,500.8		109,213.5
Securities purchased under agreements to resell	349,210.7	421,575.4		4,493.0
Loans ( net of allowance of Rs. 535,829.3 and Rs. 594,308.9 (US$ 6,333.9), as of March 31, 2025 and March 31, 2026, respectively )	28,102,981.8	30,993,886.5		330,319.6
Accrued interest receivable	322,788.9	328,559.5		3,501.7
Property and equipment, net	172,437.9	178,928.1		1,906.9
Intangible assets, net	1,370,880.0	1,350,198.4		14,389.8
Goodwill	1,629,510.3	1,629,510.3		17,366.6
Other assets	2,705,087.5	3,022,855.4		32,216.3
Separate account assets	1,016,281.4	1,051,916.1		11,210.9

Total assets	Rs. 48,187,671.1	Rs. 52,621,193.2	US$	560,814.2

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities:
Interest-bearing deposits	Rs. 23,994,357.2	Rs. 27,497,592.2	US$	293,057.6
Non-interest-bearing deposits	3,116,596.7	3,504,125.5		37,345.5

Total deposits	27,110,953.9	31,001,717.7		330,403.1
Securities sold under repurchase agreements	129,190.0	100,000.0		1,065.8
Short-term borrowings	1,306,013.1	1,349,648.4		14,384.0
Accrued interest payable	258,311.8	268,164.2		2,857.9
Long-term debt	5,866,163.2	5,119,434.0		54,560.7
Accrued expenses and other liabilities	1,457,948.6	1,920,963.7		20,472.7
Separate account liabilities	1,016,281.4	1,051,916.1		11,210.9
Liabilities on policies in force	2,180,964.3	2,367,883.6		25,235.9
Undistributed policy holders earnings account	238,953.8	280,770.8		2,992.3

Total liabilities	Rs. 39,564,780.1	Rs. 43,460,498.5	US$	463,183.3

Commitments and contingencies (see note: 29)
Shareholders’ equity:
Equity shares: par value Rs. 1.0 each; authorized 20,000,000,000 shares and 20,000,000,000 shares; issued 15,304,443,348 shares and 15,393,368,328 shares, as of March 31, 2025 and March 31, 2026, respectively	Rs. 15,304.4	Rs. 15,393.4	US$	164.1
Additional paid-in capital	4,428,413.5	4,580,260.6		48,814.5
Retained earnings	2,099,097.2	2,405,694.2		25,638.9
Statutory reserve	1,053,746.2	1,245,341.9		13,272.3
Accumulated other comprehensive income/ (loss)	97,194.1	(62,430.5)		(665.4)
Treasury stock, at cost	(16,864.0)	(16,864.0)		(179.7)

Total HDFC Bank Limited shareholders’ equity	7,676,891.4	8,167,395.6		87,044.7
Noncontrolling interest in subsidiaries	945,999.6	993,299.1		10,586.2
Total shareholders’ equity	8,622,891.0	9,160,694.7		97,630.9

Total liabilities and shareholders’ equity	Rs. 48,187,671.1	Rs. 52,621,193.2	US$	560,814.2

See accompanying notes to consolidated financial statements

F-
6

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Fiscal years ended March 31,
	2024		2025		2026		2026

	(In millions, except share and per share amounts)
Interest and dividend revenue:
Loans	Rs.	2,194,525.5	Rs.	2,506,518.7	Rs.	2,544,315.4	US$	27,116.2
Trading securities		3,563.1		11,417.5		19,660.0		209.5
Available for sale debt securities		516,550.0		625,200.6		712,057.3		7,588.8
Other		67,287.6		84,825.8		84,232.3		897.7
Total interest and dividend revenue		2,781,926.2		3,227,962.6		3,360,265.0		35,812.2
Interest expense:
Deposits		997,405.6		1,254,947.4		1,383,241.5		14,742.0
Short-term borrowings		100,181.0		94,148.6		93,075.7		992.0
Long-term debt		432,520.3		471,570.2		375,036.8		3,997.0
Other		3,815.9		2,810.8		9,141.5		97.4
Total interest expense		1,533,922.8		1,823,477.0		1,860,495.5		19,828.4
Net interest revenue		1,248,003.4		1,404,485.6		1,499,769.5		15,983.8
Provision for credit losses		133,063.1		181,380.1		168,272.2		1,793.4
Net interest revenue after provision for credit losses		1,114,940.3		1,223,105.5		1,331,497.3		14,190.4
Non-interest revenue, net:
Fees and commissions		280,965.9		324,086.5		356,569.1		3,800.2
Trading securities gain (net)		41,595.0		43,407.7		18,461.2		196.8
Realized gain/(loss) on sales of available for sale deb t securities, net		826.7		6,825.0		50,331.9		536.4
Allowance on available for sale debt securities		70.9		—		—		—
Foreign exchange transactions gain/(loss)		15,521.2		38,419.8		(4,089.6)		(43.6)
Derivatives gain net		18,558.5		37,644.2		14,113.2		150.4
Premium and other operating income from the insurance business		381,879.5		498,265.2		545,990.4		5,818.9
Other, net		(486.8)		18,374.2		14,471.8		154.2
Total non-interest revenue, net		738,930.9		967,022.6		995,848.0		10,613.3
Total revenue, net		1,853,871.2		2,190,128.1		2,327,345.3		24,803.7

Non-interest expense:
Salaries and staff benefits		288,776.0		299,251.7		318,594.7		3,395.4
Premises and equipment		65,131.5		77,733.6		91,055.3		970.4
Depreciation and amortization		31,147.3		37,784.1		41,150.7		438.6
Administrative and other		281,020.8		292,757.7		310,095.8		3,304.9
Amortization of intangible assets		21,201.0		25,237.2		20,681.6		220.4
Claims and benefits paid pertaining to insurance business		381,965.8		532,867.1		569,949.7		6,074.3

Total non-interest expense		1,069,242.4		1,265,631.4		1,351,527.8		14,404.0

(Surplus) in P&L transferred to undistributed policyholders earnings account		(79,169.8)		(62,950.5)		(36,789.6)		(392.1)
Income before income tax expense		705,459.0		861,546.2		939,027.9		10,007.6
Income tax expense		77,827.1		175,014.9		211,931.5		2,258.7

Net income before noncontrolling interest	Rs.	627,631.9	Rs.	686,531.3	Rs.	727,096.4	US$	7,748.9
Less: Net income attributable to shareholders of noncontrolling interest		4,975.3		13,023.0		22,303.0		237.7

Net income attributable to shareholders of HDFC Bank Limited	Rs.	622,656.6	Rs.	673,508.3	Rs.	704,793.4	US$	7,511.2

Per share information: (see note: 31)
Earnings per equity share—basic	Rs.	44.33	Rs.	45.01	Rs.	45.89	US$	0.49
Earnings per equity share—diluted	Rs.	44.16	Rs.	44.82	Rs.	45.75	US$	0.48
Per ADS information (where 1 ADS represents 3 shares): (see note: 31)
Earnings per ADS—basic	Rs.	132.99	Rs.	135.02	Rs.	137.67	US$	1.47
Earnings per ADS—diluted	Rs.	132.46	Rs.	134.45	Rs.	137.25	US$	1.44
Dividends declared per equity share	Rs	9.75	Rs	11.00	Rs.	15.50	US$	0.17
See accompanying notes to consolidated financial statements

F-
7

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Fiscal years ended March 31,
	2024	2025	2026	2026

	(In millions)
Net income before noncontrolling interest	Rs. 627,631.9	Rs. 686,531.3	Rs. 727,096.4	US$	7,748.9
Other comprehensive income, net of tax:
Long-duration insurance contract discount rate change:
Net unrealized gain (loss) arising during the period ( net of tax nil, Rs. 13,677.7 and Rs. (26,821.0) (US$ (285.8)), as of March 31, 2024, March 31, 2025 and March 31, 2026, respectively)	(34,112.6)	(59,827.6)	184,210.0		1,963.2
Foreign currency translation adjustment:
Net unrealized gain (loss) arising during the period ( net of tax Rs. (254.2), Rs. (491.6) and Rs. (2,771.9) (US$ (29.5)), as of March 31, 2024, March 31, 2025 and March 31, 2026, respectively )	810.3	2,004.3	8,562.3		91.3
Available for sale debt securities:
Net unrealized gain (loss) arising during the period ( net of tax Rs. (15,898.7), Rs. (37,208.6), and Rs. 65,830.7 (US$ 701.6) as of March 31, 2024, March 31, 2025 and March 31, 2026, respectively )	78,036.1	145,589.7	(291,560.2)		(3,107.3)
Reclassification adjustment for net (gain) loss included in net income ( net of tax Rs. (1,675.7), Rs. (3,582.9), and Rs. 13,887.4 (US$ 148.0) as of March 31, 2024, March 31, 2025 and March 31, 2026, respectively )	4,856.3	9,835.5	(42,535.5)		(453.3)
Past service cost on plan amendment
Past service cost arising during the period (net of tax nil, nil and Rs. 2,319.0 (US$ 24.7) as of March 31, 2024, March 31, 2025 and March 31, 2026, respectively)	—	—	(7,366.8)		(78.5)
Amorti z ation of past service cost to Net periodic cost ( net of tax nil, nil and Rs. (277.0) (US$ 3.0) as of March 31, 2024, March 31, 2025 and March 31, 2026, respectively )			842.9		9.0

Other comprehensive income, net of tax	49,590.1	97,601.9	(147,847.3)		(1,575.6)
(Surplus)/ Deficit in OCI transferred to undistributed policy holders earnings account:
Net unrealized gain (loss) arising during the period ( net of tax nil, Rs. (4,237.2) and Rs. 1,966.0 (US$ 21.0), as of March 31, 2024, March 31, 2025 and March 31, 2026, respectively )	3,391.4	16,525.9	(13,502.5)		(143.9)
Total comprehensive income	680,613.4	800,659.1	565,746.6		6,029.4
Less: Comprehensive income attributable to shareholders of noncontrolling interest	5,223.5	14,416.3	20,577.8		219.3

Comprehensive income attributable to shareholders of HDFC Bank Limited	Rs. 675,389.9	Rs. 786,242.8	Rs. 545,168.8	US$	5,810.1

See accompanying notes to consolidated financial statements

F-
8

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal years ended March 31,
	2024	2025	2026	2026
	(In millions)
Cash flows from operating activities:
Net income before noncontrolling interest	Rs. 627,631.9	Rs. 686,531.3	Rs. 727,096.4	US$	7,748.9
Adjustment to reconcile net income to net cash provided by operating activities:
Provision for credit losses	133,063.1	181,380.1	168,272.2		1,793.4
Depreciation and amortization	31,147.3	37,784.1	41,150.7		438.6
Amortization of deferred customer acquisition costs and fees	20,848.1	37,093.8	52,259.1		557.0
Amortization of premium/(discount) on investments	22,386.1	39,220.6	49,216.8		524.5
Amortization of intangible assets	21,201.0	25,237.2	20,681.6		220.4
Allowance on available for sale debt securities	(70.9)	—	—		—
Deferred tax expense/ (benefit)	(57,133.2)	(15,613.6)	(24,426.2)		(260.3)
Other gains, net	(2,165.8)	(2,368.1)	12,278.6		130.9
Share-based compensation expense	20,115.8	24,633.9	22,168.7		236.3
Net realized (gain)/ loss on sale of available for sale debt securities	(826.7)	(6,825.0)	(50,331.9)		(536.4)
(Gain)/ loss on disposal of property and equipment, net	(748.0)	(224.9)	(1,880.1)		(20.0)
Unrealized exchange (gain)/ loss	5,554.3	20,184.6	46,618.9		496.8
Amorti z ation of past service cost	—	—	1,011.3		10.8
Net change in:
Investments held for trading	(46,372.8)	(163,568.7)	(196,946.9)		(2,099.0)
Accrued interest receivable	(24,104.9)	(72,883.7)	(5,135.9)		(54.7)
Other assets	77,812.0	(244,897.0)	(434,459.8)		(4,630.3)
Accrued interest payable	12,951.8	19,359.0	8,611.9		91.8
Accrued expense and other liabilities	(171,089.9)	166,702.3	453,638.2		4,834.5
Policyholder’s account balances	352,123.2	463,871.5	228,736.3		2,437.8

Net cash provided by operating activities	1,022,322.4	1,195,617.4	1,118,559.9		11,921.0

Cash flows from investing activities:
Term placements, net	(353,054.8)	102,999.7	137,204.3		1,462.3
Activity in available for sale debt securities:
Purchases	(4,308,274.6)	(4,648,957.4)	(4,388,554.6)		(46,771.3)
Proceeds from sales	2,296,504.0	1,886,002.6	3,167,213.2		33,754.8
Maturities, prepayments and calls	1,163,732.2	1,272,042.3	669,708.3		7,137.5
Net change in repurchase agreements and reverse repurchase agreements	519,749.7	(242,383.4)	(101,554.7)		(1,082.3)
Proceeds from loans securitized	—	346,696.1	66,360.3		707.2
Loans purchased	(116,976.0)	—	—		—
Repayments on loans purchased	52,799.6	908.9	318.8		3.4
Increase in loans originated, net of principal collections	(3,104,884.4)	(2,306,431.8)	(3,112,898.7)		(33,175.9)
Additions to property and equipment	(53,838.0)	(66,397.3)	(52,783.6)		(562.5)
Proceeds from sale or disposal of property and equipment	1,533.9	979.1	4,998.7		53.3
Proceeds from disposals of business	95,006.7	—	—		—
Net cash received on acquisition of HDFC Limited	54,793.7	—	—		—
Activity in equity securities, net	80,343.8	(61,515.4)	32,816.9		349.7

Net cash used in investing activities	(3,672,564.2)	(3,716,056.6)	(3,577,171.1)		(38,123.8)

See accompanying notes to consolidated financial statements

F-
9

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Fiscal years ended March 31,
	2024	2025	2026	2026
	(In millions)
Cash flows from financing activities:
Net increase in deposits	3,368,161.6	3,323,247.6	3,835,342.2		40,875.4
Net increase/(decrease) in short-term borrowings	222,250.1	(13,437.3)	17,552.2		187.1
Proceeds from issue of shares by a subsidiary to noncontrolling interests	3,641.4	6,006.3	31,233.1		332.9
Purchase of shares from noncontrolling interests	—	—	(1,160.2)		(12.4)
Sale of subsidiary stock to noncontrolling interests	—	—	98,060.0		1,045.1
Proceeds from issuance of long-term debt	1,155,775.2	661,226.3	860,672.1		9,172.7
Repayment of long-term debt	(1,400,297.9)	(1,463,100.8)	(1,701,295.8)		(18,131.7)
Proceeds from issuance of equity shares for options and warrants exercised	84,425.4	63,465.0	51,085.1		544.4
Payment of dividends	(86,617.1)	(158,058.1)	(219,070.2)		(2,334.8)

Net cash provided by financing activities	3,347,338.7	2,419,349.0	2,972,418.5		31,678.7

Effect of exchange rate changes on cash and due from banks, and restricted cash	1,539.3	(2,011.4)	51,098.0		544.6
Net change in cash and due from banks, and restricted cash	698,636.2	(103,101.6)	564,905.3		6,020.5
Cash and due from banks, and restricted cash, beginning of year	1,387,395.2	2,086,031.4	1,982,929.8		21,133.2

Cash and due from banks, and restricted cash, end of year	Rs 2,086,031.4	Rs. 1,982,929.8	Rs. 2,547,835.1	US$	27,153.7

Supplementary cash flow information:
Interest paid	Rs 1,407,747.2	Rs. 1,803,804.0	Rs. 1,850,643.1	US$	19,723.4
Income taxes paid, net of refunds ( * )	Rs 199,753.4	Rs. 195,409.7	Rs. 223,557.3	US$	2,382.6
Non-cash investment activities
i) Payable for purchase of property and equipment	Rs 8,613.4	Rs. 8,149.7	Rs. 7,169.5	US$	76.4
ii) Trade date sale receivable of available for sale debt securities	Rs 3,607.4	Rs. 1,487.0	Rs. 965.5	US$	10.3
iii) Operating lease right-of-use assets	Refer to note 29—“Commitments and contingencies—Lease commitments” for more information and balances as of March 31, 2026.

(*)	Income before income tax expense, income tax expense and income taxes paid are substantially all from India.
See accompanying notes to consolidated financial statements

F-
10

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of Equity Shares	Equity Share Capital	Additional Paid in Capital	Retained Earnings	Statutory Reserve (*)	Accumulated Other Comprehensive Income/ (Loss)	Treasury stock at cost		Total HDFC Bank Limited Shareholders’ Equity	Noncontrolling Interest	Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2023	11,159,485,572	Rs. 11,159.4	Rs. 877,792.2	Rs. 1,447,784.1	Rs. 643,738.7	Rs. (68,273.7)	Rs.	—	Rs. 2,912,200.7	Rs. 5,637.2	Rs. 2,917,837.9
Shares issued upon exercise of options	93,243,172	93.2	52,404.1						52,497.3		52,497.3
Shares issued on account of Business Combination (net)(**)	3,891,541,316	3,891.6	3,306,642.6						3,310,534.2	926,787.1	4,237,321.3
Purchase consideration towards warrants & options eHDFC		—	45,712.9						45,712.9		45,712.9
Shares issued upon exercise of equity warrants	49,551,264	49.6	31,878.5						31,928.1		31,928.1
Share-based compensation			20,115.8						20,115.8		20,115.8
Dividends				(86,617.1)					(86,617.1)		(86,617.1)
Change in ownership interest in subsidiary			2,433.8						2,433.8	(2,433.8)	—
Shares issued to noncontrolling interest			—						—	3,641.4	3,641.4
Treasury stock				(2.2)				(16,866.0)	(16,868.2)		(16,868.2)
Transfer to statutory reserve				(237,404.5)	237,404.5				—		—
Net income				622,656.6					622,656.6	4,975.3	627,631.9
Net change in accumulated other comprehensive income						52,733.3			52,733.3	248.2	52,981.5
Balance at March 31, 2024	15,193,821,324	Rs. 15,193.8	Rs. 4,336,979.9	Rs. 1,746,416.9	Rs. 881,143.2	Rs. (15,540.4)	Rs.	(16,866.0)	Rs. 6,947,327.4	Rs. 938,855.4	Rs. 7,886,182.8

(*)
Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. Of the total transfers to the statutory reserve, Rs. 80,557.3 million (US$ 943.0
 million) pertains to
the
acquisition of eHDFC.

(**)	Net of 1,164,625,834 shares (viz. 2,329,251,668 equity shares after giving effect to the 1:1 bonus issue on August 28, 2025) (par value Rs. 1.0 each) cancelled upon business combination.

	Number of Equity Shares	Equity Share Capital	Additional Paid in Capital	Retained Earnings	Statutory Reserve (*)	Accumulated Other Comprehensive Income/ (Loss)	Treasury stock at cost	Total HDFC Bank Limited Shareholders’ Equity	Noncontrolling Interest	Total Shareholders’ Equity

	(In millions, except for number of equity shares)
Balance at March 31, 2024	15,193,821,324.0	Rs. 15,193.8	Rs. 4,336,979.9	Rs. 1,746,416.9	Rs. 881,143.2	Rs. (15,540.4)	Rs. (16,866.0)	Rs. 6,947,327.4	Rs. 938,855.4	Rs. 7,886,182.8
Shares issued upon exercise of options	110,622,024.0	110.6	63,354.4					63,465.0	—	63,465.0
Share-based compensation			24,633.9					24,633.9		24,633.9
Dividends				(148,225.0)				(148,225.0)	(9,833.1)	(158,058.1)
Change in ownership interest in subsidiary			3,445.3					3,445.3	(3,445.3)	—
Shares issued to noncontrolling interest								—	6,006.3	6,006.3
Treasury stock							2.0	2.0		2.0
Transfer to statutory reserve				(172,603.0)	172,603.0			—		—
Net income				673,508.3				673,508.3	13,023.0	686,531.3
Net change in accumulated other comprehensive income						112,734.5		112,734.5	1,393.3	114,127.8
Balance at March 31, 2025	15,304,443,348.0	Rs. 15,304.4	Rs. 4,428,413.5	Rs. 2,099,097.2	Rs. 1,053,746.2	Rs. 97,194.1	Rs. (16,864.0)	Rs. 7,676,891.4	Rs. 945,999.6	Rs. 8,622,891.0

(*)
Under local regulations, the Bank is required to transfer
25
% of its profit after tax (per Indian GAAP) to a

non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

See accompanying notes to consolidated financial statements

F-
11

HDFC BANK LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY—(Continued)

	Number of Equity Shares	Equity Share Capital		Additional Paid in Capital		Retained Earnings		Statutory Reserve (*)		Accumulated Other Comprehensive Income/ (Loss)		Treasury stock at cost		Total HDFC Bank Limited Shareholders’ Equity		Noncontrolling Interest		Total Shareholders’ Equity
	(In millions, except for number of equity shares)
Balance at March 31, 2025	15,304,443,348	Rs.	15,304.4	Rs.	4,428,413.5	Rs.	2,099,097.2	Rs.	1,053,746.2	Rs.	97,194.1	Rs.	(16,864.0)	Rs.	7,676,891.4	Rs.	945,999.6	Rs.	8,622,891.0
Shares issued upon exercise of options	88,924,980		89.0		50,996.1										51,085.1		—		51,085.1
Share-based compensation					22,168.7										22,168.7				22,168.7
Dividends							(206,600.7)								(206,600.7)		(12,469.5)		(219,070.2)
Change in ownership interest in subsidiary					16,915.4										16,915.4		(16,915.4)		—
Purchase of subsidiary shares from noncontrolling interest					(936.9)										(936.9)		(223.3)		(1,160.2)
Sale of subsidiary stock to non-controlling interests					62,703.8										62,703.8		25,096.8		87,800.6
Shares issued to noncontrolling interest															—		31,233.1		31,233.1
Transfer to statutory reserve							(191,595.7)		191,595.7						—				—
Net income							704,793.4								704,793.4		22,303.0		727,096.4
Net change in accumulated other comprehensive income											(159,624.6)				(159,624.6)		(1,725.2)		(161,349.8)
Balance at March 31, 2026	15,393,368,328	Rs.	15,393.4	Rs.	4,580,260.6	Rs.	2,405,694.2	Rs.	1,245,341.9	Rs.	(62,430.5)	Rs.	(16,864.0)	Rs.	8,167,395.6	Rs.	993,299.1	Rs.	9,160,694.7
Balance at March 31, 2026	15,393,368,328	US$	164.1	US$	48,814.5	US$	25,638.9	US$	13,272.3	US$	(665.4)	US$	(179.7)	US$	87,044.7	US$	10,586.2	US$	97,630.9

(*)
Under local regulations, the Bank is required to transfer 25% of its profit after tax (per Indian GAAP) to a non-distributable statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval.

See accompanying notes to consolidated financial statements

F-1
2

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
By way of an ordinary resolution on July 19, 2025, the shareholders of the Bank approved, through postal ballot, the issuance of bonus shares, in the proportion of one bonus equity share of Rs.
1
 each for every one fully
paid-up
equity share held as of the record date (August 27, 2025).

Accordingly, the Bank allotte
d
7,677,039,761
equity shares as bonus shares on August 2
8
, 2025 by utilization of share premium. Further, in connection with the Bonus Issuance, and as approved by the shareholders of the Bank by a resolution dated August 21, 2025, the Bank’s Memorandum of Association was amended to increase the authorized share capital of the Bank from Rs.
11,906,100,000.0
to Rs. 20,000,000,000.0. All shares/ADS and per share/ADS information in the financial results reflect the effect of the bonus shares issuance retrospectively. One ADS continues to represent three equity shares.
On June 25, 2025, the Bank’s subsidiary company, HDB Financial Services Limited (“HDBFSL”) launched its initial public offering (“IPO”), comprised of a fresh issuance of equity shares aggregating to
 Rs.
25
billion and an offer for sale (“OFS”) of equity shares by the Bank, aggregating to Rs.
100 billion. Under the OFS, the Bank divested 135.1 million equity shares of

Rs.
10 each of HDBFSL at Rs. 740 per share. Following the IPO, the Bank holds 74.6 percent of the outstanding equity share capital of HDBFSL and HDBFSL continues to be a subsidiary of the Bank, in compliance with the provisions of the applicable regulations. On July 2, 2025, the equity shares of HDBFSL were listed on the BSE Limited (the “BSE”) and the National Stock Exchange of India Limited (the “NSE”).
Effective July 1, 2023, the Bank’s largest shareholder, Housing Development Finance Corporation Limited (“eHDFC”), along with its subsidiaries merged with the Bank. As o
f
 June 30, 2023, along with its subsidiaries it owned 20.8% of the Bank’s equity. The Bank’s equity shares are now widely held by the public and by foreign and Indian institutional investors.
The Bank’s principal business activities are retail banking, wholesale banking, treasury services and insurance services. The Bank’s retail banking division provides a variety of deposit products, as well as loans, credit cards, debit cards, third-party mutual funds and insurance, depository services, trade finance and foreign exchange and derivative services. Through its wholesale banking operations, the Bank provides loans, deposit products, documentary credits, guarantees, bullion trading, foreign exchange, and derivative products. It also provides cash management services, clearing and settlement services for stock exchanges, tax and other collections for the government, custody services for mutual funds and correspondent banking services. The Bank’s treasury group manages its debt securities and money market operations and its foreign exchange and derivative products.
The other subsidiaries and associated companies of the Bank are also largely engaged in a range of financial services. HDFC Life Insurance Company Limited provides life insurance services and pension management services. HDFC Asset Management Company Limited and its group companies are engaged in the asset management business, HDB Financial Services Limited is a non-deposit
taking
non-banking
finance company, HDFC Securities Limited is a financial services provider along with broking as a core product, and the remaining subsidiaries and associated companies of the Bank are engaged in sourcing business for the Bank or its subsidiaries. HDFC Ergo General Insurance Company Limited, a joint venture company, is engaged in the general insurance busines
s.
2. Summary of significant accounting policies
a. Principles of consolidation
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
“Non-interest
revenue,
n
et”. The Bank consolidates Variable Interest Entities (“VIEs”) where the Bank is determined to be the primary beneficiary (see note 2k). All significant inter-company balances and transactions are eliminated on consolidation.

F-1
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

b. Basis of presentation
These consolidated financial statements have been prepared in accordance with the Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). U.S. GAAP differs in certain material respects from Generally Accepted Accounting Principles in India, the requirements of India’s Banking Regulation Act 1949 and related regulations issued by the Reserve Bank of India (“RBI”), the guidelines issued by the Securities and Exchange Board of India (“SEBI”), and the guidelines issued by the Insurance Regulatory and Development Authority of India (“IRDAI”) (collectively “Indian GAAP”), which form the basis of the statutory general purpose consolidated financial statements of the Bank in India. Principal differences include the determination of the allowance for credit losses, classification and valuation of investments, classification and valuation of insurance contracts, accounting for deferred taxes, stock-based compensation, loan origination fees, derivative financial instruments, business combinations, lease accounting and the presentation format and disclosures of the consolidated financial statements and related notes.
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

d. Cash and due from banks, and restricted cas
h
Cash and due from banks comprise of cash and deposit with banks that have original maturities of 90 days or less. The Bank has captioned cash and cash equivalents as “cash and due from banks, and restricted cash” on the consolidated balance sheets. Cash and due from banks includes restricted cash (see note
4).
e. Customer acquisition cost
s
Customer acquisition costs principally consist of commissions paid to third-party referral agents who source retail loans and such costs are deferred and amortized as a yield adjustment over the life of the loans. Advertising and marketing expenses incurred to solicit new business are expensed as incurred.
f. Investments in securitie
s
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
All other securities, including mortgage- and asset-backed securities, are actively managed as part of the Bank’s treasury operations. The issuers of such securities are either government, public financial institutions or private issuers. These investments are typically purchased from the market, and debt securities are generally publicly-rated.
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
For equity investments, in which the Bank is the investor, control over an investee is typically determined by majority ownership; however, circumstances may arise where a majority-owned investment is not controlled. In such cases, equity method accounting is applied, particularly when the other shareholder(s) of the investee hold(s) substantive participative rights granted by law or contract.
The Bank’s consolidated net income incorporates its proportionate share of the net income or loss from equity method investees.
g. Impairment of debt securities
The Bank conducts a review of all AFS debt securities with fair value below their carrying value or with zero loss expectation. The Bank evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If the assessment indicates that a credit loss exists, the present value of cash flows to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an allowance for credit losses is recorded through a provision for credit loss expense, limited by the amount that fair value is less than the amortized cost basis. Any impairment that has not been recorded through an allowance for credit losses is recognized in other comprehensive income (“OCI”). The allowance is increased or decreased if credit conditions subsequently worsen or improve. A reversal of credit losses is recognized in net income. The Bank recognizes the entire difference between amortized cost basis and fair value in net income for impaired AFS debt securities that the Bank has an intent to sell or for which the Bank believes it will more-likely-than-not
be required to sell prior to recovery of the amortized cost basis. The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on debt securities in a timely manner in line with the Bank’s non-accrual
and past due policies and on any debt security classified as non-performing.
The Bank does not purchase debt securities with credit deterioration
.
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

F-1
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

i. Allowance for credit losses
The Bank provides an allowance for credit losses based on management’s estimate of losses inherent in the loan portfolio which includes restructuring. The allowance for credit losses consists of allowances for retail loans and wholesale loans.
The Bank’s allowance for credit losses comprises of:

•	the allowance for credit losses, which covers the Bank’s loan portfolios and is presented separately on the balance sheet in Loans,

•	the allowance for lending-related commitments, which is recognized on the balance sheet in Accrued expenses and other liabilities,

•
the allowance for credit losses on investment securities, which covers the Bank’s AFS debt securities and is recognized on the balance sheet in Investments available for sale debt securities, at fair value; and

•
the allowance for credit losses on other financial assets measured at amortized cost, and other off-balance sheet credit exposures, which is recognized on the balance sheet in Accrued expenses and other liabilities.

All changes in the allowance for credit losses are recognized in the consolidated statement
s
of income.
The Bank’s policies used to determine its allowance for credit losses and its allowance for lending-related commitments are described below:
The Bank’s loan portfolio is bifurcated into Retail and Wholesale portfolios, wherein the Retail portfolio is segmented into homogenous pools using various factors such as nature of product, delinquencies, and other demographic and behavioral variables of the borrowers. The Wholesale portfolio is segmented into various risk grades on the basis of a host of quantitative and qualitative factors including financial performance, industry risk, business risk and management quality. The allowance for loan-related losses and allowance for lending-related commitments represents expected credit losses over the remaining expected life of outstanding loans and lending-related commitments that are not unconditionally cancellable. The Bank does not record an allowance for future draws on unconditionally cancellable lending-related commitments (e.g., credit cards). The Bank does not record an allowance on accrued interest receivables on the balance sheet due to its policy to reverse interest income on loans more than 90 days past due, in the case of agricultural loans more than 365 days past due, and also on any loans classified as non-performing.
The expected life for retail loans and wholesale loans is determined based on their contractual terms and expected prepayments as applicable. The expected life of funded credit card loans is generally estimated by considering expected future payments on the credit card account. The Bank has an Unconditionally Cancellable Clause (“UCC”) for credit card lines and in accordance with the current expected credit loss (“CECL”) accounting guidance, the Bank makes an allowance only for debt drawn at the time of expected loss measurement. The Bank applies expected principal payments to the credit card receivable balances existing at the reporting date until the balance is exhausted.
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
The methodology for estimating the amount of credit losses reported in the allowance for credit losses has two basic components: first, a pooled component for expected credit losses for pools of loans that share similar risk characteristics, and second, an asset-specific component involving loans that do not share risk characteristics and the measurement of expected credit losses for such individual loans.
As an integral part of the credit process, the Bank has a pooling and rating model for its retail and wholesale credit portfolio respectively. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal rating is reviewed at least annually.
The majority of the Bank’s credit exposures share risk characteristics with other similar exposures, and as a result are collectively assessed for allowance (“portfolio-based component”) by grouping them into homogeneous pools of loans. If an exposure does not share risk characteristics with other exposures, the Bank generally estimates expected credit losses on an individual basis, considering expected repayment and conditions impacting that individual exposure (“asset-specific component”). The asset-specific component covers loans modified or reasonably expected to be modified in a restructuring, collateral-dependent loans, and borrowers with financial difficulties.

F-
17

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
Apart from its historical experience, the Bank seeks to incorporate any reasonable and supportable information regarding the prevalent and future economic and operating conditions, and their impact on credit losses for the Bank into its allowance. The Bank therefore includes in its estimation the use of quantitative statistical models to predict the impact of macro-economic variables, on rating downgrades/ defaults. The Bank uses macro-economic variables that are relevant to the specific product to develop a reasonable and supportable forecast specific to the relevant macro-economic variable for the expected performance of the product. In deploying these models, the Bank has assessed the impact of the relevant sets of macro-economic variables on its expected losses, and largely uses macro-economic forecasts published by the Centre for Monitoring Indian Economy (CMIE) for this assessment. As the macro-economic forecasts are published for a year the Bank reverts to the historical average default rate beyond this period over a straight-line basis. Any adjustments needed to the modelled expected losses in the quantitative calculations are addressed through a qualitative adjustment. Qualitative adjustment, if any, among other things may include specific portfolio characteristics, expected sectoral performance, expected impact of internal strategies or external events on the product/segment, model limitations, idiosyncratic events, and other relevant criteria. The total ACL is comprised of the quantitative and qualitative components.
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
Asset-specific component
To determine the asset-specific component of the allowance, collateral-dependent loans (including those loans for which foreclosure is probable) and larger and non-accrual risk-rated loans in the wholesale portfolio segment are generally evaluated individually, while other loans are assessed on a collective basis based on shared characteristics. Loans are identified for individual assessment based on financial difficulty which includes nonperforming loans, labeled loans and loans identified based on management judgment.
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
The asset-specific component of the allowance for credit losses that have been or are expected to be modified in troubled debt restructurings incorporates the effect of the modification on the loan’s expected cash flows (including forgone interest, principal forgiveness, and other concessions), and also the potential for redefault. For wholesale loans modified or expected to be modified in troubled debt restructurings, expected losses incorporate management’s expectation of the borrower’s ability to repay under the modified terms.
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

F-1
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

j. Insurance Services
i. Undistributed policyholders earnings account
This separate line item appearing as a liability in the consolidated balance sheets is created/recognized to account for any surplus/deficit arising on policyholders’ adjustments under U.S. GAAP. The differential impact of adjustments related to the items identified below is disclosed separately under “Undistributed Policyholders Earnings Account” on the consolidated balance sheets because this surplus does not belong to shareholders or policyholders. The impact of the adjustments listed below is accounted for in separate line items, “(Surplus)/Deficit in P&L transferred to Undistributed Policyholders Earnings Account” in the consolidated statements of income and “(Surplus)/Deficit in OCI transferred to Undistributed Policyholders Earnings Account” in the consolidated statements of other comprehensive income. This includes:

•	Actuarial remeasurement of insurance liabilities;

•	Effective interest method on investments;

•	Fair value of investments such as AFS debt securities and investments HFT;

•	Fair value of the employee stock option scheme;

•	Adjustment on account of leases;

•	Actuarial remeasurement of employee benefits; and

•	Reversal of hedge reserve from previous framework .
ii. Liabilities on policies in force
The Bank establishes liabilities for future policy benefit liabilities (“LFPBs”) for amounts payable under traditional non-participating
and limited-payment long-duration insurance contracts. Generally, amounts are payable over an extended period of time and the related liabilities are calculated using actuarial methodologies as the present value of expected future policy benefits to be paid to or on behalf of policyholders and certain claims related expenses less the present value of expected future net premium receivable under the insurance contracts. Contracts are grouped as cohorts when measuring LFPBs. The corresponding liabilities are established based on methods and underlying assumptions in accordance with U.S. GAAP and applicable actuarial standards. A net premium ratio (“NPR”) approach is utilized, where net premiums (i.e., the portion of gross premiums required to fund expected insurance benefits and claim settlement expenses) are accrued each period as LFPBs. Cash flow assumptions are incorporated into the calculation of a cohort’s NPR and LFPB reserve. The Bank’s best estimate assumptions include mortality, persistency, morbidity and expenses. All assumptions are updated at each year end except for current discount rates, which are updated at each valuation date. The impact of all assumption changes at locked in discount rates flows through the consolidated statements of income and the impact of discount rate updates is recognized in other comprehensive income.
For limited-payment long-duration contracts, the collection of premiums does not represent the completion of the earnings process. Therefore, any gross premium received in excess of net premiums is deferred and amortized as a deferred profit liability (“DPL”). The amortization basis is set to be the sum assured in-force
for traditional policies and benefit outgo for annuities for each cohort, to ensure that profits are recognized over the life of the underlying policies in that cohort, regardless of when premiums are received. This amortization of the DPL is recorded within “Claims and benefits paid pertaining to insurance business” on the consolidated statements of income. Consistent with the Bank’s measurement of traditional long-duration products, management also recognizes a LFPB reserve for limited-payment contracts that is representative of the difference between the present value of expected future benefits and the present value of expected future net premiums, subject to retrospective remeasurement through net income and OCI, as described above.
The Bank establishes LFPBs for traditional participating contracts, using a net premium approach, similar to traditional non-participating
contracts. For determining present value of benefits, the future reversionary bonus is not considered. The bonuses are factored in as and when they are declared. The discount rate and actuarial assumptions are locked-in
at inception, and any impacts resulting from discount rate updates are recognized in other comprehensive income.
Deposits related to universal life-type and investment products are credited to policyholder account balances. Policyholder account balances liability represents the contract value that has accrued to the benefit of the policyholder as of the balance sheet date. This liability is primarily associated with accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balance, as applicable. Unearned revenue reserve (“URR”) primarily relates to the universal life-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and are generally amortized over the expected life of the contract similar to deferred acquisition costs (“DAC”).

9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

iii. Separate account assets and liabilities
Separate account assets represent segregated funds that are invested for certain unit-linked life and pension policyholders. The assets consist primarily of equity securities including exchange traded funds, government securities including state government securities, debt securities and reverse repurchase agreements including tri-party
repos and are reported at fair value. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Bank. Investment risks associated with market value changes are borne by the customers. The investment income and realized investment gains or losses from separate account assets generally accrue to the policyholders and are not included in the Bank’s results of operations. Mortality, policy administration and surrender charges assessed against the accounts are included in “Premium and other operating income from insurance business” in the consolidated statements of income. Asset management fees charged to the accounts are included in “Premium and other operating income from insurance business”. Separate account liabilities primarily represent the policyholder’s account balances in separate account assets and will be equal and offsetting to total separate account assets.
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
Amortization of DAC is included in “Administrative and other expense” in the consolidated statements of income.
v. Reinsurance
For prospective reinsurance of short duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded premium and ceded unearned premiums. Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of insurance protection provided. The reinsurance recoverable for long-duration contracts and associated contract features is measured using assumptions and methods generally consistent with the underlying direct policies. Amounts currently recoverable under reinsurance agreements are included in “Other assets” on the consolidated balance sheets.
The assessment of recoverability of reinsurance recoverable balances in each reporting period, is carried out through either historical trend of disputes and credit events or financial analysis of the credit quality of the reinsurer. These adjustments are recorded to reflect the results of these assessments through an allowance for credit losses and disputes that reduces the carrying amount of reinsurance and other assets on the consolidated balance sheets. The estimate requires significant judgement for which key considerations include paid and unpaid recoverables, whether the balance is in dispute or subject to legal collection, the relative financial health of the reinsurer and whether collateral and collateral arrangements exist. An estimate of the reinsurance recoverable lifetime expected credit losses is established utilizing a probability of default and loss given default method, which reflects the insurer’s risk rating. The allowance for credit losses excludes disputed amounts.
vi. Premium deficiency
Premium deficiency reserves may be established for short-duration contracts to provide for expected future losses and certain expenses that exceed unearned premiums. These reserves are based on actuarial estimates of the amount of loss inherent in that period, including losses incurred for which claims have not been reported. The provisions for IBNR (Incurred but Not Reported) claims are calculated using studies that measure the historical length of time between the incurred date of a claim and its eventual reporting to the Bank. If loss recognition exists, the Bank writes off DAC to the extent required for eliminating losses. If loss recognition still exists after DAC write offs, then a loss recognition liability is established. For universal life-type contracts, a premium deficiency reserve may be established when existing contract liabilities, together with the present value of future fees and/or premiums, are not sufficient to cover the present value of future benefits and settlement costs. Loss recognition is charged to net income by an increase in the liability for future benefits presented separately as loss recognition liability
.

F-
20

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

k. Sales/transfer of receivables
The Bank enters into assignment transactions, which are similar to asset-backed securitization transactions through the special purpose entities (“SPEs”) route, except that such portfolios of receivables are assigned directly to the purchaser and are not represented by pass-through certificates. The Bank also sells finance receivables to SPEs, in securitization transactions. Recourse is in the form of the Bank’s investment in subordinated securities issued by these SPEs, cash collateral and other credit and liquidity enhancements. The receivables are derecognized on the consolidated balance sheets when they are sold and consideration has been received by the Bank. Sales and transfers that do not meet the criteria for surrender of control are accounted for as secured borrowings.
The Bank first makes a determination as to whether the securitization entity would be consolidated. Second, it determines whether the transfer of financial assets is considered a sale. The Bank consolidates VIEs when it has both: (1) power to direct activities of the VIE that most significantly impact the entity’s economic performance and (2) an obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the VIE. The scope conditions examined include whether the entity’s equity investment at risk is insufficient to finance the activities without subordinated financial support and whether the holders of equity lack the characteristics of a financial interest. A controlling financial interest includes characteristics such as the ability to make decisions through voting or similar rights, unlimited obligation to absorb the entity’s expected losses, and unlimited rights to receive the entity’s expected residual returns.
Gains or losses from the sale of receivables are recognized in the consolidated statement
s
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
For assets purchased and sold during the year, depreciation is applied on a pro rata basis by the Bank and capital advances are included in other assets on the consolidated balance sheets. Improvements to leasehold premises are amortized over the remaining primary period of the lease. Subsequent expenditure incurred on assets put to use is capitalized only when it increases the future benefit and/or functioning capability from and/or of such asset
s.
m. Lease accounting
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
Lease expense is recognized on a straight-line basis over the lease term and is recorded in
Non-interest
expense - Premises and equipment in the consolidated statements of income. The Bank made an accounting policy decision not to separate lease and non-lease
components of a contract that is or contains a lease. At the lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using the incremental borrowing rate as of the date of the lease commencement.
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
As lessor, the Bank recognizes its lease arrangements where risks and rewards incidental to ownership of an asset substantially vest with the lessor as operating leases. Lease rental income under operating leases is recognized in profit/loss over the lease term on a straight-line basis unless another systematic and rational basis is more representative of the pattern in which benefit is expected to be derived from the use of the underlying asset.
n. Impairment or disposal of tangible long-lived assets
Whenever events or circumstances indicate that the carrying amount of tangible long-lived assets may not be recoverable, the Bank subjects such long-lived assets to a test of recoverability based on the undiscounted cash flows from use or disposition of the asset. Such events or circumstances would include changes in the market, technology obsolescence, or adverse changes in profitability or regulation. On impairment or disposition of fixed assets, the gains or losses are measured as the difference between carrying value and the net disposal proceeds/realizable value of the asset when the asset is impaired or disposed.
o. Income tax
Income tax expense/benefit consists of the current tax expense and the net change in deferred tax assets or liabilities during the year.
Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying values of assets and liabilities for financial reporting purposes and their respective tax bases, and for operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized based on management’s judgment. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of income in the period of enactment of the change.
Income tax benefits are recognized and measured based upon a two-step
model: 1) a tax position must be
more-likely-than-not
to be sustained based on its technical merits in order to be recognized, and 2) the benefit is measured as the largest amount of that position that is greater than 50 percent likely of being realized upon settlement. The difference between the benefit recognized for a position in accordance with this model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. The Bank’s policy is to include interest income, interest expense and penalties on overpayments and underpayment of income taxes within income tax expense in the consolidated statements of income. Interest income on overpayments of income taxes is recognized when the related matter is resolved.
The Bank follows the specific identification method for releasing income tax effects from accumulated other comprehensive income.

p. Revenue recognition
Interest income from loans and from investments is recognized on an accrual basis using the effective interest method when earned except in respect of loans or investments placed on non-accrual
status, where such interest income is recognized when received.

F-2
2

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fees and commissions from guarantees issued are amortized over the contractual period of the commitment. Commission, fees and charges for rendering services such as investment management fees are recognized on an accrual basis as per the terms of the underlying agreement as applicable and where there is reasonable certainty of ultimate collection
Dividends from investments are recognized when declared.
Realized gains and losses on sale of securities are recorded on the trade date and are determined using the weighted average cost method.
Premiums related to traditional long-duration products are recognized as revenues when due from policyholders. Premiums related to short-duration products are recognized on a pro-rata
basis over the applicable contract term. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred as a DPL. The DPL is also recognized on the premiums received on the business acquired as on the purchase GAAP (“PGAAP”) date. The DPL is amortized or recognized as earnings based on the amortization basis as mentioned in deferred acquisition cost. Premiums related to short-duration products are recognized on a pro rata basis over the applicable contract term. Unearned premiums, representing the portion of premium written related to the unexpired coverage, are reflected as liabilities until earned. Deposits related to universal life and investment-type products are credited to “Premium and other operating income from insurance business” on the consolidated statements of income. Revenues from such contracts consist of fees for mortality, policy administration, fund management charges, surrender charges and other charges as applicable, which are recorded in universal life and investment-type line of business in the period in which services are provided. All revenues and expenses are presented net of reinsurance, as applicable.
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
For the foreign branches, the assets, liabilities and operations are translated, for consolidation purposes, from functional currency of the foreign branch to the Indian Rupee at period-end
rates for assets and liabilities and at average rates for operations. The resulting unrealized gains or losses are reported as a component of accumulated other comprehensive income.
r. Stock-based compensation
The Bank measures the cost of equity-settled transactions at fair value on the grant date. The fair value is determined by using either the Binomial or Black-Scholes option pricing model taking into account the terms and conditions upon which the equity-settled transactions were granted.
The costs of equity-settled transactions are recognized as an expense with a corresponding increase in equity over the vesting period. For further information, see note 24.
s. Debt issuance costs
Issuance costs of long-term debt are amortized over the tenure of the debt.
t. Earnings per share
Basic earnings per equity share have been computed by dividing net income by the weighted average number of equity shares outstanding for the period. Diluted earnings per equity share has been computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the period, using the treasury stock method, except where the result would be anti-dilutive. The Bank also reports basic and diluted earnings per ADS, where each ADS represents three equity shares. Earnings per ADS have been computed as earnings per equity share multiplied by the number of equity shares per ADS. A reconciliation of the number of shares used in computing earnings per share has been provided in note 31.

F-2
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

u. Segment information
The Bank operates in five reportable segments, namely retail banking, wholesale banking, treasury services, insurance services and others. Segment information has been provided in note 28.
v. Derivative financial instruments
The Bank recognizes all derivative instruments, including certain derivative instruments embedded in other contracts, as assets or liabilities on the consolidated balance sheets and measures them at fair value. The Bank has not designated any derivatives as hedges. As such, all changes in fair value of derivative instruments are recognized in the consolidated statements of income under Derivatives gain, net in the period of change.
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

Intangible Assets	Useful lives (years)	Amortization method
Brand	Indefinite	Not applicable
Investment Management Contract	Indefinite	Not applicable
Value of Business Acquired (VOBA)	Life of the underlying contracts	Constant level basis(*)
Distribution Network	17	Straight line
Customer Relationship	17	Straight line
Transferable Development Rights	8	Straight line

(*)	VOBA is amortized on a constant-level basis that approximates straight-line amortization (see note 21)

F-2
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank reviews intangible assets for impairment whenever events or changes in circu mstan
ces indicate that their carrying amounts may not be recoverable. Impairment is indicated if the sum of undiscounted estimated future net cash flows is less than the carrying value of the asset.
z. Recently adopted accounting standards
In December 2023, the FASB issued ASU
2023-09,
Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The update requires enhanced annual disclosures for specific categories in the income tax rate reconciliation, together with the disclosure of income taxes paid disaggregated by federal, state and foreign taxes. ASU
2023-09
is effective for annual periods beginning after December 15, 2024. The Bank adopted the ASU effective April 1, 2025. The adoption of this guidance did not have a material impact on the Bank’s consolidated financial position or results of operations
.
aa. Recently issued accounting pronouncements not yet effective
In November 2024, the FASB issued ASU
No. 2024-03,
Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses. The amendments are intended to improve income statement expense disclosure requirements, primarily through enhanced disclosures about certain costs and expenses included in income statement expense captions. The amendments are effective for annual reporting periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Bank is currently evaluating the impact of the amendments on its financial statement disclosures, and does not expect the adoption to have a material impact on the Bank’s consolidated financial position or results of operations.
In September 2025, the FASB issued ASU No.
2025-06—Intangibles—Goodwill
and
Other—Internal-Use
Software (Subtopic
350-40):
Targeted Improvements to the Accounting for
Internal-Use
Software. The ASU eliminates the prior stage-based model for capitalization of internal-use
software costs and replaces it with a principles-based approach that requires capitalization once management has approved and committed funding for a project and it is probable the project will be completed and the software will function as intended. The ASU is effective for the Bank for interim and annual periods beginning after December 15, 2027, with early adoption permitted. The Bank is currently evaluating the impact of this ASU on its Consolidated Financial Statements
.
ab. Convenience translation
The accompanying financial statements have been expressed in Indian Rupees, the Bank’s functional currency. For the convenience of the reader, the financial statements as of and for the fiscal year ended March 31, 2026 have been translated into U.S. dollars at US$1.00 =
Rs.
93.83
as published by the Federal Reserve Board of New York on March 31, 2026. Such translation should not be construed as a representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

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
Pursuant to the Scheme of Amalgamation dated April 04, 2022 (“Scheme”) and as amended, eHDFC shareholders received 42 shares (face value Rs.1 each) of the Bank, as consideration, for every 25 shares (face value Rs.2 each) held in eHDFC (prior to giving effect to the 1:1 bonus issue on August 28, 2025 by the Bank). The scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the Bank filed Form INC 28 with Registrar of Companies (“ROC”) on
July 01, 2023
and accordingly, the Scheme became effective on July 01, 2023 (“Effective date”), resulting in the Bank obtaining control.
Total purchase consideration was Rs. 5,337,741.5 million based on the Bank’s closing price of Rs. 1,701.4 per share (viz. prior to giving effect to the 1:1 bonus issue on August 28, 2025) on the NSE as of June 30, 2023. The Bank allotted 3,110,396,492 common equity shares (6,220,792,984 equity shares after giving effect to the 1:1 bonus issue on August 28, 2025) on completing the transaction. Share based compensation held by eHDFC’s employees were converted into the Bank’s equity share based compensation with number of shares underlying such awards adjusted based on the exchange ratio resulting in 48,461,845 shares (96,923,690 equity shares after giving effect to the 1:1 bonus issue on August 28, 2025) post acquisition and fair valued using the binomial method. Share warrants issued to qualified institutional buyers were converted into the Bank’s common equity shares with the number of shares underlying such warrants adjusted based on the exchange ratio resulting in 24,792,768 warrants (49,585,536 after giving effect to the 1:1 bonus issue on August 28, 2025) post acquisition and fair valued using the Black and Scholes method. The merger was completed for the purpose of increasing revenue opportunities through cross-selling of products leveraging the extensive customer base, offering a comprehensive suite of financial services, and tapping into operational efficiencies by streamlining back-office functions and benefiting from economies of scale. Additionally, the Bank sought to improve liquidity through access to a wider pool of funds at potentially lower rates and enhance capital adequacy through the combined strong capital base post-merger.
The results of operations acquired from eHDFC group have been included in the Bank’s financial statements since July 01, 2023.
The business combination was completed during fiscal year 2024 and has been accounted for using the acquisition method of accounting in accordance with ASC 805, Business Combinations. Accordingly, assets acquired and liabilities assumed were recorded at their estimated fair value on the acquisition date. The determination of estimated fair values required management to exercise judgment and make estimates concerning discount rates, anticipated future cash flows, prevailing market conditions, among others at the time of the merger, and other forthcoming events that are highly sensitive in nature.

F-2
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides a purchase price allocation to the identifiable assets acquired and liabilities assumed of eHDFC group and the noncontrolling interest at their estimated fair values as of the acquisition date.

Particulars	As of July 1, 2023,
	(In millions)
Consideration
Common equity share issued 3,110,396,492 shares of the Bank (6,220,792,984 equity shares after giving effect to the 1:1 bonus issue on August 28, 2025)	Rs.	5,292,028.6
Share-based compensation		35,240.7
Share warrants		10,472.2

Fair value of total consideration transferred		5,337,741.5
Settlement of pre-existing relationship (refer note below)		(69,312.6)

Investment in the Bank by eHDFC (refer note below)		(1,981,494.4)
Fair value of net purchase consideration transferred		3,286,934.5

Acquisition-related costs		1,900.0

Less:
A. Recognized amounts of identifiable assets acquired
Cash and due from banks		10,344.1
Investment securities		2,842,356.2
Loans – Net		6,428,635.4
Accrued interest receivable		37,276.7
Property and equipment		39,136.2
Identified intangibles assets		1,434,818.1
Other assets		622,978.8
Separate account assets		857,528.7

Total estimated assets acquired		12,273,074.2

Add:
B. Recognized amounts of identifiable liabilities assumed and Noncontrolling Interests
Deposits		1,571,204.5
Accrued expenses and other liabilities		781,742.3
Borrowings		4,977,276.5
Separate account liabilities		857,528.7
Liabilities on policies in force		1,499,749.1
Noncontrolling interest in eHDFC subsidiaries		926,787.1

Total estimated liabilities assumed		10,614,288.2

Goodwill		1,628,148.5

Above identifiable net assets include assets and liabilities of the disposal group classified as held for sale as on date of acquisition i.e., HDFC Credila Financial Services Limited and HDFC Education and Development Services Limited amounting to Rs. 103,500 million including goodwill amounting to Rs. 73,576.1 million and Rs. 1,976.0 million, respectively.

F-2
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total amount of goodwill is Rs. 1,628,148.5
million. None of the goodwill recognized is expected to be deductible for income tax purpose.
The recorded goodwill of Rs. 1,628,148.5
million resulting from the acquisition primarily reflects the anticipated synergies and economies of scale derived from the integration of operations between the Bank and eHDFC group. Additionally, a portion of this goodwill is attributable to intangible assets that do not meet the criteria for separate recognition as per ASC 805, Business Combinations.
Goodwill is allocated among the Reporting Units (“RUs”) as per the assignment method where goodwill is derived from the residual amount of the relative excess of the fair value of the RUs over the net assets of the RUs. The assignment of goodwill recorded as a result of the acquisition to the Bank’s reportable segments is as follows:

Particulars	As of July 1, 2023,
	(In millions)
Retail Banking	Rs.	368,079.6
Wholesale Banking		71,617.3
Insurance Services		959,080.0
Others		229,371.6

Total		1,628,148.5

Valuation methodology adopted for estimation of fair values of significant assets acquired and liabilities assumed:
Cash and
due from
banks
: Given the short-term nature of assets, the carrying amount was determined to be reasonable estimate for fair value.
Investment in securities
: Includes Investments held for trading, Investments available for sale debt securities and securities purchased under agreements to resell. The carrying amount of these assets is a reasonable estimate of their fair value which are based on market quotations, where market quotations are available or otherwise based on present values at current interest rates for such investments.
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
Property and Equipment
:
Property and Equipment includes Buildings and Other Fixed Assets including computer/IT equipment, electric installations, air conditioners, etc. Fair Valuation of Buildings has been carried out using the sales comparison method under market approach, which involves comparing the properties being appraised with similar buildings that have recently been sold or rented (comparable buildings) or for which offers to purchase or rent have been made, thereby modelling the behavior of the market. Valuation of Other Fixed Asset is done using depreciated replacement cost method under cost approach. The method considers the remaining useful economic life, age, condition, depreciation, obsolescence, residual value, and other relevant factors to determine the attributable value of the assets.
Other assets
: Other assets substantially includes investments in affiliates valued at fair value based on the latest transaction price.
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
Borrowings
: The fair value of borrowings comprising commercial papers, non-convertible
debentures (“NCDs”), and subordinate debt issued are estimated by discounting the estimated future cash flows using rates currently available to the Bank for debt with similar remaining maturities. As deemed appropriate proxy discount rates reflecting market yields on commercial paper, zero rates (zero rates are interpolated to map the timing of the interest and notional amounts) of the benchmark curve sourced from Bloomberg for external commercial borrowings (“ECBs”) and bonds, Fixed Income Money Market and Derivatives Association of India (“ FIMMDA”) AAA rate yields for non-banking
financial companies for NCDs and other borrowings have been used for the purpose of discounting the cash flows to arrive at the fair value.
Liabilities on policies in force
: Liabilities for future policy benefits (LFPBs) for traditional and limited-payment long-duration insurance contracts have been established based on the present value of expected future benefits and expenses, adjusted for net premiums and updated assumptions per U.S. GAAP.
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
Intangible assets disclosure
The Bank has assigned Rs. 1,434,818.1 million of the purchase price to identifiable intangible assets consisting of brand, investment management contract, value of business acquired, distribution network, customer relationship and transferable development rights. The following table summarizes the major classes of identifiable acquired intangible assets and estimated period of amortization-

	As of July 1, 2023
	Estimated Fair Value (In millions)		Useful lives (in years)	Valuation Methodology
Intangible asset
Brand	Rs.	750,758.2	Indefinite life	Relief from royalty method (a)
Investment management contract		369,785.6	Indefinite life	Multi-period excess earnings method (b)
Value of business acquired		221,738.5	Life of the underlying contracts	Refer below (c)
Distribution network		59,543.2	17	Multi-period excess earnings method (b)
Customer relationship		29,874.9	17	Multi-period excess earnings method (b)
Transferable development rights		3,117.7	8	Comparison method

Total		1,434,818.1

Above intangible assets includes Brand amounting to
Rs. 8,527.5

million
and Distribution network amounting t
o
Rs. 8,972.4

million
pertaining to HDFC Credila Financial Services Limited which
w
as classified as held for sale as on date of acquisition. These have been derecognized following the divestment of stake on March 19, 2024.
(a) Relief from royalty method: The principle of the relief-from-royalty-method asserts that the value of an intangible asset is what the owner would pay to licence the asset if he did not own it. In other words, the value equates to the avoided cost of not having to pay a royalty.
(b)
Multi-period excess earnings Method (MEEM): The MEEM method is predicted on the basis that the value of the intangible asset is the present value of the earnings it generates, net of a reasonable return on the other assets also contributing to the stream of earnings. Valuation of Investment Management Contract, Distribution Network and Customer Relationship is done under income approach.

9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c) Difference between the estimated Fair Value of liabilities (FVL) and the value of Liabilities (GVL). The FVL is derived as the sum of the best estimate of liabilities (“BEL”) and the risk margin (“RM”). GVL is derived as the liability for future policy benefits (“LFPB”) plus other liability items less reinsurance recoverable (refer note 21).
Brand
: Brand value has been estimated using the income approach with the relief from royalty method. This method considers the projected revenue for the future periods multiplied by the royalty rate and is discounted using the appropriate risk adjusted discount rate and the sum of present value of the above is considered as the value of the brand. As the brand is expected to contribute to cash flows indefinitely, it would be considered to have an indefinite useful life. Significant assumptions in the valuation include royalty rates, projected revenue growth rates and periods, and the risk adjusted discount rate.
Investment management contract (the
“Contract”)
: The fair value of the Contract was estimated using the income approach with the MEEM method. This method considers future earnings generated by the Contract along with the contribution of other relevant assets (tangible and intangible) needed for its operation. A detailed financial projection was used and notional charges (fair value, return and risk associated with such assets) were factored in to take into account for the economic contribution of these supporting assets. The final fair value of the Contract reflects the present value of its projected earnings after considering taxes and the contribution of other assets by discounting using an appropriate risk adjusted discount rate. The Contract is not expected to be terminated and will contribute to cash flows indefinitely and it would be considered to have an indefinite useful life. Significant assumptions included future period post-tax
earnings and projection period, rate of return and the risk adjusted discount rate.
Value of business acquired (“VOBA”)
: VOBA is valued as the difference between the estimated fair value of liabilities (“FVL”) and the carrying value of those same insurance contract liabilities. The FVL for the acquired business is derived as the sum of the best estimate of liabilities (“BEL”) and the risk margin (“RM”) calculated using the same best estimate assumptions as those used in deriving the company’s Indian embedded value (“IEV”) as at June
 30,
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
Distribution network
 & Customer relationship
: The fair value of the distribution network and customer relationship was estimated using the income approach with the MEEM method. The method requires estimating future excess earnings from acquiring new customers through existing channels of distribution and future excess earnings from existing customers. An attrition rate, derived from historical data, was used to derive the annualized premium equivalent (“APE”) corresponding to such channels of distribution existing as of the Effective Date. Projected profits, based on expected value of new business (“VNB”) margins, were considered for new business. Notional charges (fair value, return and risk associated with contributory assets) for the economic contribution of other assets were considered. Finally, a risk-adjusted discount rate was applied to the projected excess earnings to determine the present value, resulting in the fair value of the distribution network and customer relationship.
Transferable development rights (“TDR”)
: TDR were valued using the comparison method, in which a comparison is made with similar properties that have recently been quoted/sold in the market and thus have a quoting/transaction price. The comparison approach is the preferred approach when comparable instances are available.

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

	As of July 1, 2023
Particulars	Wholesale		Retail		Total
	(In millions)
Par value of PCD loans at acquisition	Rs.	72,684.7	Rs.	43,961.6	Rs.	116,646.3
Allowance for credit losses on PCD loans at acquisition		36,487.3		2,927.9		39,415.2
Fair value of receivables at acquisition		36,197.4		41,003.0		77,200.4
Non-credit discount/(premium) on PCD loans at acquisition		—		30.7		30.7
Contingencies:
eHDFC group had contingent liabilities on account of disputed dues towards service tax and goods & service tax. The Bank recognizes a loss contingency in accordance with ASC 450 when it is probable that a liability has been incurred and the amount can be reasonably estimated. If both conditions are not met, the Bank discloses the contingency if there is at least a reasonable possibility that a loss may have been incurred. The contingent liabilities are in the nature of statutory demands and liabilities in dispute related to service tax and goods & service tax amounted to Rs. 11,063.0 million.
Separately accounted for transactions, including
pre-existing
relationship:
Following are the details of
pre-existing
relationship between HDFC Bank group (“the Bank and its subsidiaries”) and eHDFC group:

As of July 1, 2023
(In millions)
Financial statement line items
Cash and due from Banks	Rs.	52,875.3
Investments, available for sale, at market		18,407.5
Accrued expenses and other liabilities		(5,777.5)
Other assets		3,807.3

Net Assets	Rs.	69,312.6

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
Acquisition cost
Acquisition related cost
s
amounting to Rs. 1,900.0 million
,
comprise
d
of expenses recognized separately from the acquisition of assets and assumptions of liabilities in the business combination,
w
ere
 recognized as an expense in
“Non-interest
expense- Administrative and other” in the consolidated statements of income.

F-3
2

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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
The cash and due from banks, and restricted cash includes restricted cash of
Rs. 1,142,014.9 million and Rs. 1,010,007.0 million (US$ 10,764.2 million) as of March 31, 2025 and March 31, 2026, respectively.
5. Investments, held for trading
The portfolio of trading securities as of March 31, 2025 and March 31, 2026 was as follows:

	As of March 31, 2025
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	156,198.9	Rs.	215.3	Rs.	8.2	Rs.	156,406.0
Other corporate/financial institution securities		91,649.9		176.8		199.4		91,627.3

Total debt securities	Rs.	247,848.8	Rs.	392.1	Rs.	207.6	Rs.	248,033.3
Other securities (including mutual fund units)		300,987.0		87,908.0		11,539.8		377,355.2

Total	Rs.	548,835.8	Rs.	88,300.1	Rs.	11,747.4	Rs.	625,388.5

	As of March 31, 2026
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	267,372.7	Rs.	156.2	Rs.	11.1	Rs.	267,517.8
Other corporate/financial institution securities		128,171.9		60.4		339.4		127,892.9

Total debt securities	Rs.	395,544.6	Rs.	216.6	Rs.	350.5	Rs.	395,410.7
Other securities (including mutual fund units and equity securities)		375,986.6		98,862.4		21,832.1		453,016.9

Total	Rs.	771,531.2	Rs.	99,079.0	Rs.	22,182.6	Rs.	848,427.6

Total	US$	8,222.6	US$	1,056.0	US$	236.4	US$	9,042.2

F-33

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. Investments, AFS debt securities
The portfolio of AFS debt securities as of March 31, 2025 and March 31, 2026 was as follows:

	As of March 31, 2025
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	6,871,303.8	Rs.	135,750.3	Rs.	6,077.2	Rs.	7,000,976.9
State government securities		1,646,894.8		39,861.0		2,498.1		1,684,257.7
Government securities outside India		10,280.7		74.5		0.3		10,354.9
Credit substitutes (see note 8)		161,308.5		473.8		602.7		161,179.6
Other corporate/financial institution bonds		912,282.2		32,335.9		4,863.0		939,755.1

Debt securities, other than asset and mortgage-backed securities		9,602,070.0		208,495.5		14,041.3		9,796,524.2
Mortgage-backed securities		59.4		2.3		0.8		60.9
Asset-backed securities		112,544.1		1,112.2		67.1		113,589.2

Total	Rs.	9,714,673.5	Rs.	209,610.0	Rs.	14,109.2	Rs.	9,910,174.3

Securities with gross unrealized losses							Rs.	1,022,535.5
Securities with gross unrealized gains								8,887,638.8

							Rs.	9,910,174.3

	As of March 31, 2026
	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Fair Value

	(In millions)
Government of India securities	Rs.	7,003,249.8	Rs.	32,044.5	Rs.	192,178.3	Rs.	6,843,116.0
State government securities		2,347,446.1		2,531.4		53,772.1		2,296,205.4
Government securities outside India		191,002.2		73.9		4.5		191,071.6
Credit substitutes (see note 8)		273,691.4		907.3		1,575.6		273,023.1
Other corporate/financial institution bonds		530,885.5		4,482.0		4,499.5		530,868.0

Debt securities, other than asset and mortgage-backed securities		10,346,275.0		40,039.1		252,030.0		10,134,284.1
Mortgage-backed securities		44.2		0.9		0.2		44.9
Asset-backed securities		112,750.6		534.6		113.4		113,171.8

Total	Rs.	10,459,069.8	Rs.	40,574.6	Rs.	252,143.6	Rs.	10,247,500.8

Total	US$	111,468.3	US$	432.4	US$	2,687.2	US$	109,213.5

Securities with gross unrealized losses							Rs.	6,706,415.2
Securities with gross unrealized gains								3,541,085.6

							Rs.	10,247,500.8

							US$	109,213.5

F-3
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AFS investments of Rs. 7,606,321.8 million and Rs. 7,459,926.7 million (US$ 79,504.7 million) as of March 31, 2025 and March 31, 2026, respectively, are eligible towards the Bank’s statutory liquidity reserve requirements. These balances are subject to withdrawal and usage restrictions towards the reserve requirements, but may be freely traded by the Bank. Of these investments, Rs. 3,936,248.0 million as of March 31, 2025 and Rs. 2,971,980.0 million (US$ 31,674.1 million) as of March 31, 2026, were kept as margins for clearing, collateral borrowing and lending obligation (“CBLO”) and real time gross settlement (“RTGS”), with the RBI and other financial institutions.
Amortized cost is net of nil for credit losses as for both the fiscal years ended March 31, 2025 and March 31, 2026, respectively.
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

The below table presents the gross unrealized losses and the associated fair value of AFS debt securities and whether these securities have had gross unrealized losses for less than 12 months or 12 months or greater as of March 31, 2026:

	As of March 31, 2026
	Less Than 12 Months				12 Months or Greater				Total
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses

					(In millions)
Government of India securities	Rs.	3,218,916.6	Rs.	139,956.5	Rs.	805,799.1	Rs.	52,221.8	Rs.	4,024,715.7	Rs.	192,178.3
State government securities		1,871,994.7		46,953.4		190,845.9		6,818.7		2,062,840.6		53,772.1
Government securities outside India		177,586.5		4.5		—		—		177,586.5		4.5
Credit substitutes (see note 8)		128,262.5		1,284.1		19,969.1		291.5		148,231.6		1,575.6
Other corporate/financial institution bonds		230,552.9		3,687.8		32,336.5		811.7		262,889.4		4,499.5

Debt securities, other than asset- and mortgage-backed securities		5,627,313.2		191,886.3		1,048,950.6		60,143.7		6,676,263.8		252,030.0
Mortgage-backed securities		—		—		8.9		0.2		8.9		0.2
Asset-backed securities		26,924.8		105.2		3,217.7		8.2		30,142.5		113.4

Total	Rs.	5,654,238.0	Rs.	191,991.5	Rs .	1,052,177.2	Rs.	60,152.1	Rs.	6,706,415.2	Rs.	252,143.6

Total	US$	60,260.4	US$	2,046.1	US$	11,213.7	US$	641.1	US$	71,474.1	US$	2,687.2

F-3
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2026, there were 1,562 AFS investments in Government of India securities, state government securities and government securities outside India with unrealized losses totalling Rs. 245,954.9 million. Upon analyzing the debt security portfolios, the Bank determined that no allowance was required as of March 31, 2026 in government issued or backed securities as for these debt securities the risk of loss was deemed minimal. Additionally, none of the remaining AFS investments in debt securities held by the Bank were past due or in non-accrual
status as of March 31, 2026. The declines in the market value of these securities were mainly attributable to changes in interest rates and not credit quality, and because the Bank had the ability and intent to hold these investments until there is a recovery in fair value, which may be at maturity, the Bank did not record any write-offs for credit losses on any of these securities at March 31, 2026. No allowances were recognized in the years ended March 31, 2025 and March 31, 2026.
Credit Quality Indicators
The Bank monitors the credit quality of its investment securitie
s thro
ugh various risk management procedures, including the monitoring of credit ratings. A majority of the debt securities in the Bank’s investment portfolio were issued by the Government of India or
s
tate governments or entities or agencies that are either explicitly or implicitly guaranteed by such governments. The Bank believes the long history of no credit losses on these securities indicates that the expectation of non-payment
of the amortized cost basis is zero, even if such governments were to technically default. Therefore, for the aforementioned securities, the Bank does not assess, or record expected credit losses due to the zero loss assumption. The Bank monitors the credit quality of its remaining AFS investment portfolio which is updated periodically. Such of the remaining AFS investment portfolio in an unrealized loss position are evaluated to determine if the loss is attributable to credit related factors and if an allowance for credit loss is needed. The average credit rating of the securities comprising the mortgage-backed securities and asset-backed securities was AAA (based upon external ratings where available) as of March 31, 2026.

F-3
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The contractual residual maturity of AFS debt securities other than asset and mortgage-backed sec urit
ies as of March
31, 2025 and March 31, 2026 is set out below:

	March 31, 2025
	Amortized Cost		Fair Value
Within one year	Rs.	870,965.2	Rs.	871,833.8
Over one year through five years		2,142,308.6		2,169,135.3
Over five years through ten years		3,575,041.2		3,641,124.4
Over ten years		3,013,755.0		3,114,430.7

Total	Rs.	9,602,070.0	Rs.	9,796,524.2

	As of March 31, 2026
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	1,209,369.0	Rs.	1,210,913.7	US$	12,905.4
Over one year through five years		2,751,127.9		2,748,446.2		29,291.8
Over five years through ten years		3,744,921.3		3,680,911.6		39,229.6
Over ten years		2,640,856.8		2,494,012.6		26,580.1

Total	Rs.	10,346,275.0	Rs.	10,134,284.1	US$	108,006.9

The contractual residual maturity of AFS mortgage-backed and asset-backed debt securities as of March 31, 2025 and March 31, 2026 is set out below:

	March 31, 2025
	Amortized Cost		Fair Value
	(In millions)
Within one year	Rs.	49,908.7	Rs.	50,240.6
Over one year through five years		62,426.7		63,131.6
Over five years through ten years		250.9		260.0
Over ten years		17.2		17.9

Total	Rs.	112,603.5	Rs.	113,650.1

	As of March 31, 2026
	Amortized Cost		Fair Value		Fair Value
	(In millions)
Within one year	Rs.	46,438.8	Rs.	46,630.0	US$	497.0
Over one year through five years		66,156.1		66,387.0		707.5
Over five years through ten years		199.6		199.4		2.1
Over ten years		0.3		0.3		—

Total	Rs.	112,794.8	Rs.	113,216.7	US$	1,206.6

F-3
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Gross realized gains and gross realized losses from sale of AFS debt securities and dividends and interest on such securities are set out below:

	Fiscal year ended March 31,
	2024		2025		2026		2026
	(In millions)
Gross realized gains on sale	Rs.	3,592.4	Rs.	20,943.7	Rs.	70,410.4	US$	750.4
Gross realized losses on sale		(2,765.7)		(14,118.7)		(20,078.5)		(214.0)

Realized gains/ (losses), net		826.7		6,825.0		50,331.9		536.4
Dividends and interest		516,550.0		625,200.6		712,057.3		7,588.8

Total	Rs.	517,376.7	Rs.	632,025.6	Rs.	762,389.2	US$	8,125.2

7. Investments, held to maturity
There were no HTM securities as of March 31, 2025 and March 31, 2026.
8. Credit substitutes
Credit substitutes consist of securities that the Bank invests in as part of an overall extension of credit to certain customers. Such securities share many of the risk and reward characteristics of loans and are managed by the Bank together with other credit facilities extended to the same customers. The fair value of credit substitutes by type of instrument as of March 31, 2025 and March 31, 2026 were as follows:

	As of March 31,
	2025				2026
	Amortized Cost		Fair Value		Amortized Cost		Fair Value
	(In millions)
Available for sale credit substitute debt securities:
Debentures	Rs.	160,975.7	Rs.	161,147.8	Rs.	273,510.3	Rs.	272,979.5
Preference shares		332.8		31.8		181.1		43.6

Total	Rs.	161,308.5	Rs.	161,179.6	Rs.	273,691.4	Rs.	273,023.1

					US$	2,916.9	US$	2,909.8

The fair value of credit substitutes by the Bank’s internal credit quality indicators and amounts provided for non-performing
credit substitutes is as follows:

	As of March 31,
	2025		2026		2026
	(In millions)
Performing	Rs.	161,179.6	Rs.	273,023.1	US$	2,909.8
Non-performing—gross balance		—		—		—
Less: Non-performing losses		—		—		—

Non-performing credit substitutes, net		—		—		—

Total credit substitutes, net	Rs.	161,179.6	Rs.	273,023.1	US$	2,909.8

F-3
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31,
	2025		2026		2026
(In millions)
Gross non-performing credit substitutes	Rs .	—	Rs .	—	US$	—
Gross non-performing credit substitutes by industry	Rs.	—	Rs.	—	US$	—
Average non-performing credit substitutes	Rs.	—	Rs.	—	US$	—
Interest income recognized on non-performing credit substitutes	Rs.	—	Rs.	—	US$	—
As of March 31, 2026, the Bank has no additional funds committed to borrowers whose credit substitutes were non-performing.
9. Repurchase and resell agreements
Securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) generally do not constitute a sale for accounting purposes of the underlying securities, and so are treated as collateralized transactions. There were no such transactions accounted for as sales during the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026. Interest paid or received on all repo and reverse repo transactions is recorded in Interest expense or Interest revenue in the consolidated statements of income at the contractually specified rate.
a. Securities purchased under agreements to resell
Securities purchased under agreements to resell are classified separately from investments and generally mature within 14 days of the transaction date. Such resell transactions are recorded at the amount of cash advanced on the transaction. Resell transactions outstanding as of March 31, 2025 and March 31, 2026 were Rs. 349,210.7 million and Rs. 421,575.4 million (US$ 4,493.0 million), respectively (see note 26).
b. Securities sold under repurchase agreements
Securities sold under agreements to repurchase are classified separately under liabilities and generally mature within 14 days of the transaction date. Such repurchase transactions are recorded at the amount of cash received on the transaction. Repurchase transactions outstanding as of March 31, 2025 and March 31, 2026 were Rs. 129,190.0 and Rs. 100,000.0 million (US$ 1,065.8 million), respectively. The Government of India securities are pledged as collateral (see note 26).

9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Loans
Loan balances

w
e
r
e
 Rs. 2,750,841.6 million and Rs. 2,088,507.6 million (US$ 22,258.4 million) as of March 31, 2025 and March 31, 2026, respectively, which have been provided as collateral for borrowings and are therefore restricted.
Loans by facility as of March 31, 2025 and March 31, 202
6
 were as follows:

	As of March 31,
	2025		2026		2026
	(In millions)
Retail loans:
Auto loans	Rs.	1,550,907.4	Rs.	1,685,705.3	US$	17,965.5
Personal loans/Credit cards		3,426,193.3		3,625,818.2		38,642.4
Retail business banking		4,967,690.0		5,937,084.5		63,274.9
Commercial vehicle and construction equipment finance		1,862,193.6		2,054,765.4		21,898.8
Housing loans		7,141,179.0		7,464,999.4		79,558.8
Other retail loans		2,583,402.1		2,813,070.4		29,980.5

Subtotal	Rs.	21,531,565.4	Rs.	23,581,443.2	US$	251,320.9
Wholesale loans	Rs.	7,107,245.7	Rs.	8,006,752.2	US$	85,332.6

Gross loans		28,638,811.1		31,588,195.4		336,653.5
Less: Allowance for credit losses		535,829.3		594,308.9		6,333.9

Total	Rs.	28,102,981.8	Rs.	30,993,886.5	US$	330,319.6

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
The maturity of gross loans as of March 31, 2026 is set out below:

	As of March 31, 2026
	Wholesale loans		Retail loans		Total
	(In millions)
Maturity profile of loans:
Within one year	Rs.	2,987,977.8	Rs.	4,846,193.6	Rs.	7,834,171.4
Over one year through five years		4,052,112.7		12,831,324.2		16,883,436.9
Over five years		966,661.7		5,903,925.4		6,870,587.1

Total	Rs.	8,006,752.2	Rs.	23,581,443.2	Rs.	31,588,195.4

Total	US$	85,332.6	US$	251,320.9	US$	336,653.5

F-
40

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides details of age analysis of loans and finance receivable on non-accrual
status as of March 31, 2025 and March 31, 2026.

	As of March 31, 2025
	31-90 days past due		Non-accrual/ 91 days or more past due		Current (1) (2)		Total		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	8,143.6	Rs.	16,360.1	Rs.	1,526,403.7	Rs.	1,550,907.4	Rs.	16,360.1
Personal loans/Credit card		32,386.3		28,927.7		3,364,879.3		3,426,193.3		28,927.7
Retail business banking		20,814.2		67,930.3		4,878,945.5		4,967,690.0		67,930.3
Commercial vehicle and construction equipment finance		21,153.2		28,370.4		1,812,670.0		1,862,193.6		28,370.4
Housing loans		35,639.8		50,161.9		7,055,377.3		7,141,179.0		50,161.9
Other retail (2)		41,687.8		89,835.3		2,451,879.0		2,583,402.1		89,835.3
Wholesale loans		3,123.4		94,325.2		7,009,797.1		7,107,245.7		94,325.2

Total	Rs.	162,948.3	Rs.	375,910.9	Rs.	28,099,951.9	Rs.	28,638,811.1	Rs.	375,910.9

(1)	Loans up to 30 days past due are considered current.
(2)	Includes crop-related agricultural loans with days past due less than 366 as they are not considered as non-performing of Rs. 44.4 billion.

	As of March 31, 2026
	31-90 days past due		Non-accrual/ 91 days or more past due		Current (1) (2)		Total		Finance receivable on non-accrual status
	(In millions)
Retail Loans
Auto loans	Rs.	9,042.3	Rs.	16,862.8	Rs.	1,659,800.2	Rs.	1,685,705.3	Rs.	16,862.8
Personal loans/Credit card		26,767.2		23,962.2		3,575,088.8		3,625,818.2		23,962.2
Retail business banking		29,591.2		84,940.2		5,822,553.1		5,937,084.5		84,940.2
Commercial vehicle and construction equipment finance		20,179.5		30,437.6		2,004,148.3		2,054,765.4		30,437.6
Housing loans		33,115.6		46,195.7		7,385,688.1		7,464,999.4		46,195.7
Other retail (2)		33,139.6		105,503.9		2,674,426.9		2,813,070.4		105,503.9
Wholesale loans		2,019.1		60,814.4		7,943,918.7		8,006,752.2		60,814.4

Total	Rs.	153,854.5	Rs.	368,716.8	Rs.	31,065,624.1	Rs.	31,588,195.4	Rs.	368,716.8

Total	US$	1,639.7	US$	3,929.6	US$	331,084.2	US$	336,653.5	US$	3,929.6

(1)	Loans up to 30 days past due are considered current.
(2)	Includes crop-related agricultural loans with days past due less than 366 as they are not considered as non-performing of Rs. 65.1 billion.
From fiscal year 2020 the Bank has implemented the packages announced by the RBI on account of the COVID-19 pandemic which grants temporary extensions in repayment obligations to the borrowers without any interest or financial concessions. While the moratorium allowed customers (from March to August 2020) to temporarily freeze loan repayments, the loan restructuring packages eased the burden of monthly repayments. The total balance outstanding of loan facilities restructured was Rs.

45.7
 billion as of March 31, 2025 and Rs.
29.0
 billion (US$
0.3
billion) as of March 31, 2026. These restructured facilities as of March 31, 2025 included retail loans and wholesale loans of Rs.
42.9
 billion and Rs.
2.8
 billion, respectively, and as of March 31, 2026 included retail loans and wholesale loans of Rs.
26.9
 billion and Rs.
2.1

billion
respectively.

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
As an integral part of the credit process, the Bank has a pooling and credit rating model for its retail and wholesale credit segments. The Bank monitors credit quality within its segments based on primary credit quality indicators. This internal rating is reviewed at least annually. Disbursals under one-time
restructurings are also included.
The amount of purchased financing receivables outstanding as of March 31, 2025 and March 31, 2026 was Rs. 1,691.8 million and Rs. 1,373.0 million (US$14.6 million), respectively.
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

F-4
2

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on
primary
credit quality indicators as
of
March 31, 2026:

	Term loans by origination
Credit quality indicators-Internally assigned grade	Prior		2022		2023		2024		2025		2026		Revolving loans		Revolving loans converted to term loans		Total
	(In millions)
Auto loans
Performing	Rs.	16,535.8	Rs.	46,935.6	Rs.	146,246.0	Rs.	263,176.0	Rs.	458,666.2	Rs.	642,906.1	Rs.	94,376.8	Rs.	—	Rs.	1,668,842.5
Non-performing		2,873.3		1,183.7		2,786.6		4,091.7		4,385.2		871.5		670.8		—		16,862.8

Subtotal	Rs.	19,409.1	Rs.	48,119.3	Rs.	149,032.6	Rs.	267,267.7	Rs.	463,051.4	Rs.	643,777.6	Rs.	95,047.6	Rs.	—	Rs.	1,685,705.3
Write off		1,222.2		1,188.9		2,467.6		3,209.3		2,754.5		181.8		—		—		11,024.3
Personal loans/Credit card
Performing	Rs.	2,280.5	Rs.	29,663.0	Rs.	132,630.1	Rs.	293,206.7	Rs.	624,760.2	Rs.	1,392,446.3	Rs.	648,971.2	Rs.	477,898.0	Rs.	3,601,856.0
Non-performing		357.0		678.0		2,437.1		3,565.6		4,079.9		1,629.8		10,713.0		501.8		23,962.2

Subtotal	Rs.	2,637.5	Rs.	30,341.0	Rs.	135,067.2	Rs.	296,772.3	Rs.	628,840.1	Rs.	1,394,076.1	Rs.	659,684.2	Rs.	478,399.8	Rs.	3,625,818.2
Write off		1,189.3		2,672.9		9,377.4		18,081.7		19,133.7		2,075.4		25,516.4		18,704.3		96,751.1
Retail business banking
Performing	Rs.	83,414.1	Rs.	138,520.8	Rs.	299,789.7	Rs.	493,490.9	Rs.	660,532.9	Rs.	915,935.4	Rs.	3,260,460.5	Rs.	—	Rs.	5,852,144.3
Non-performing		6,267.6		3,457.3		3,985.4		3,824.8		2,983.4		425.2		63,996.5		—		84,940.2

Subtotal	Rs.	89,681.7	Rs.	141,978.1	Rs.	303,775.1	Rs.	497,315.7	Rs.	663,516.3	Rs.	916,360.6	Rs.	3,324,457.0	Rs.	—	Rs.	5,937,084.5
Write off		1,174.1		317.4		419.8		180.3		8.2		0.8		100.4		—		2,201.0
Commercial vehicle and construction equipment finance
Performing	Rs.	5,731.7	Rs.	16,729.7	Rs.	105,794.0	Rs.	293,435.4	Rs.	519,939.1	Rs.	780,908.6	Rs.	301,789.3	Rs.	—	Rs.	2,024,327.8
Non-performing		1,237.3		965.4		4,513.1		9,180.8		7,093.1		1,086.0		6,361.9		—		30,437.6

Subtotal	Rs.	6,969.0	Rs.	17,695.1	Rs.	110,307.1	Rs.	302,616.2	Rs.	527,032.2	Rs.	781,994.6	Rs.	308,151.2	Rs.	—	Rs.	2,054,765.4
Write off		569.4		1,205.0		4,972.8		7,762.4		3,347.3		197.1		—		—		18,054.0
Housing loans
Performing	Rs.	1,631,633.0	Rs.	755,549.5	Rs.	988,830.2	Rs.	1,460,784.5	Rs.	1,249,556.3	Rs.	1,332,450.2	Rs.	—	Rs.	—	Rs.	7,418,803.7
Non-performing		23,064.5		6,348.2		7,891.3		5,754.1		2,745.0		392.6		—		—		46,195.7

Subtotal	Rs.	1,654,697.5	Rs.	761,897.7	Rs.	996,721.5	Rs.	1,466,538.6	Rs.	1,252,301.3	Rs.	1,332,842.8	Rs.	—	Rs.	—	Rs.	7,464,999.4
Write off		5,235.8		364.9		161.5		34.3		12.4		0.4		2.0		—		5,811.3
Other retail loans
Performing	Rs.	14,195.7	Rs.	15,845.5	Rs.	36,629.1	Rs.	103,370.2	Rs.	255,674.0	Rs.	690,107.1	Rs.	1,591,744.9	Rs.	—	Rs.	2,707,566.5
Non-performing		3,301.3		932.8		4,657.0		37,834.3		10,128.8		1,126.8		47,522.9		—		105,503.9

Subtotal	Rs.	17,497.0	Rs.	16,778.3	Rs.	41,286.1	Rs.	141,204.5	Rs.	265,802.8	Rs.	691,233.9	Rs.	1,639,267.8	Rs.	—	Rs.	2,813,070.4
Write off		3,723.7		926.8		2,006.2		4,781.4		4,378.3		329.5		7,354.0		—		23,499.9
Total	Rs.	1,790,891.8	Rs.	1,016,809.5	Rs.	1,736,189.6	Rs.	2,971,715.0	Rs.	3,800,544.1	Rs.	5,760,285.6	Rs.	6,026,607.8	Rs.	478,399.8	Rs.	23,581,443.2

Total	US$	19,086.6	US$	10,836.7	US$	18,503.6	US$	31,671.3	US$	40,504.6	US$	61,390.6	US$	64,228.9	US$	5,098.6	US$	251,320.9
Total (Write Off)	Rs.	13,114.5	Rs.	6,675.9	Rs.	19,405.3	Rs.	34,049.4	Rs.	29,634.4	Rs.	2,785.0	Rs.	32,972.8	Rs.	18,704.3	Rs.	157,341.6

Total (Write Off)	US$	139.8	US$	71.1	US$	206.8	US$	362.9	US$	315.8	US$	29.7	US$	351.4	US$	199.3	US$	1,676.8

F-4
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Wholesale Loans
The Bank has a process in place for grading each borrower according to its financial health and the performance of its business and each borrower is graded as pass, labelled or non-performing.
Wholesale loans that are not
non-performing
are disclosed as pass or labeled and considered to be performing. Labeled loans are those with evidence of weakness where such exposures indicate deteriorating trends that if not corrected could adversely impact repayment of the obligations. The Bank’s model assesses the overall risk over four major categories: industry risk, business risk, management risk and financial risk. The inputs in each of the categories are combined to provide an aggregate numerical rating, which is a function of the aggregate weighted scores based on the assessment under each of these four risk categories.
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

F-4
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table provides information on primary credit quality indicators as of March 31, 2026.

	Term loans by origination
Credit quality indicators-Internally assigned grade	Prior		2022		2023		2024		2025		2026		Revolving Loans		Total
	(In millions)
Wholesale loans
Pass	Rs.	494,819.8	Rs.	405,619.9	Rs.	525,289.7	Rs.	1,086,127.5	Rs.	954,899.5	Rs.	1,875,563.9	Rs.	2,554,618.6	Rs.	7,896,938.9
Labeled		7,139.8		5,055.2		11,476.4		3,103.9		208.1		5,922.9		16,092.6		48,998.9
Non-performing		25,455.2		7,842.3		2,141.6		745.4		113.6		8.0		24,508.3		60,814.4

Total	Rs.	527,414.8	Rs.	418,517.4	Rs.	538,907.7	Rs.	1,089,976.8	Rs.	955,221.2	Rs.	1,881,494.8	Rs.	2,595,219.5	Rs.	8,006,752.2

Total Write off	Rs.	—	Rs.	—	Rs.	—	Rs.	—	Rs.	26.0	Rs.	—	Rs.	121.8	Rs.	147.8

Total	US$	5,621.0	US$	4,460.4	US$	5,743.4	US$	11,616.5	US$	10,180.3	US$	20,052.2	US$	27,658.8	US$	85,332.6

Total Write Off	US$	—	US$	—	US$	—	US$	—	US$	0.3	US$	—	US$	1.3	US$	1.6

Non-performing
loans by industry as of March 31, 2025 and March 31, 2026 are as follows:

	As of March 31, 2025
	(In millions)
Gross non-performing loans by industry:
— Consumer Loans	Rs.	79,499.2
— Real Estate & Property services		59,831.5
— Agri Production—Food		28,230.0
— Animal Husbandry		25,425.7
— Retail Trade		19,757.7
— Others (none greater than 5% of non-performing loans)		163,166.8
Total	Rs.	375,910.9

	As of March 31, 2026
	(In millions)
Gross non-performing loans by industry:
— Consumer Loans	Rs.	69,954.9	US$	745.5
— Real Estate & Property services		23,204.1		247.3
— Agri Production—Food		31,383.0		334.5
— Retail Trade		21,453.0		228.6
— Animal Husbandry		35,410.3		377.4
—Agri Allied		20,895.2		222.7
— Road Transportation		18,512.6		197.3
— Others (none greater than 5% of non-performing loans)		147,903.7		1,576.3

Total	Rs.	368,716.8	US$	3,929.6

Summary information relating to interest income recognized on non-performing
loans during the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026 is as follows:

	Fiscal year ended March 31,
	2024	2025	2026	2026
	(In millions)
Interest income recognized on non-performing loans	Rs. 9,675.9	Rs. 10,884.1	Rs. 11,350.9	US$	121.0

F-4
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A loan is collateral dependent when the borrower is experiencing financial difficulty and repayment of the loan is dependent on the sale or operation of the underlying collateral. Such loans are carried at fair value based on current values determined by either independent appraisals or internal evaluations, adjusted for selling costs or other amounts to be deducted when estimating expected net sales proceeds. For the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026, the Bank did not have collateral-dependent loans wherein the borrower is experiencing financial difficulty and the repayment of the loan is dependent on the sale of the underlying collateral.
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
44,432.2

million and from wholesale loans is Rs.
4,258.7

million.

Allowances for credit losses as of March 31, 2025 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs.	29,948.9	Rs.	116,999.6	Rs.	75,300.5	Rs.	32,096.1	Rs.	9,906.8	Rs.	80,453.8	Rs.	112,640.8	Rs.	457,346.5
Allowance for credit losses on PCD Loans at acquisition		—		—		—		—		—		—		—		—
Write-offs		(9,586.7)		(95,746.2)		(2,061.0)		(14,270.3)		(3,676.7)		(19,849.5)		(4,199.2)		(149,389.6)
Net allowance for credit losses (*)		17,085.4		114,516.3		24,429.6		20,223.4		9,290.8		51,078.2		(8,751.3)		227,872.4
Allowance for credit losses, end of the period	Rs.	37,447.6	Rs.	135,769.7	Rs.	97,669.1	Rs.	38,049.2	Rs.	15,520.9	Rs.	111,682.5	Rs.	99,690.3	Rs.	535,829.3

Allowance for credit losses:
Individually evaluated allowance	Rs.	3.0	Rs.	—	Rs.	2,691.1	Rs.	281.1	Rs.	0.6	Rs.	532.7	Rs.	58,385.5	Rs.	61,894.0
Collectively evaluated allowance		37,444.6		135,769.7		94,978.0		37,768.1		15,520.3		111,149.8		41,304.8		473,935.3
Loans:
Individually evaluated loans		3.5		—		3,087.8		426.5		1.9		533.4		90,447.5		94,500.6
Collectively evaluated loans		1,550,903.9		3,426,193.3		4,964,602.2		1,861,767.1		7,141,177.1		2,582,868.7		7,016,798.2		28,544,310.5

(*)
Net allowances for credit losses charged to expense does not include the recoveries against write-off
cases amounting to Rs. 46,492.3 million (US$ 544.3 million). Recoveries from retail loans is Rs. 46,314.2 million and from wholesale loans is Rs. 178.1 million.

F-4
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Allowances for credit losses as of March 31, 2026 are as follows:

	Auto loans		Personal loans/ Credit card		Retail business banking		Commercial vehicle and construction equipment finance		Housing loans		Other retail		Wholesale		Total		Total
	(In millions)
Allowance for credit losses, beginning of the period	Rs	37,447.6	Rs.	135,769.7	Rs.	97,669.1	Rs.	38,049.2	Rs.	15,520.9	Rs.	111,682.5	Rs	. 99,690.3	Rs.	535,829.3	US$	5,710.7
Allowance for credit losses on PCD Loans at acquisition		—		—		—		—		—		—		—		—		—
Write-offs		(11,024.3)		(96,751.1)		(2,201.0)		(18,054.0)		(5,811.3)		(23,499.9)		(147.8)		(157,489.4)		(1,678.5)
Net allowance for credit losses (*)		14,590.0		124,480.0		24,080.6		20,121.7		11,078.3		29,175.1		(7,556.7)		215,969.0		2,301.7
Allowance for credit losses, end of the period	Rs.	41,013.3	Rs.	163,498.6	Rs.	119,548.7	Rs.	40,116.9	Rs.	20,787.9	Rs.	117,357.7	Rs.	91,985.8	Rs.	594,308.9	US$	6,333.9

Allowance for credit losses:
Individually evaluated allowance	Rs.	0.9	Rs.	1.1	Rs.	432.0	Rs.	131.6	Rs.	6.8	Rs.	124.3	Rs.	50,691.0	Rs.	51,387.7	US$	547.7
Collectively evaluated allowance		41,012.4		163,497.5		119,116.7		39,985.3		20,781.1		117,233.4		41,294.8		542,921.2		5,786.2
Loans:
Individually evaluated loans		0.9		2.6		432.0		131.9		19.1		124.2		60,973.5		61,684.2		657.4
Collectively evaluated loans		1,685,704.4		3,625,815.6		5,936,652.5		2,054,633.5		7,464,980.3		2,812,946.2		7,945,778.7		31,526,511.2		335,996.1

(*)
Net allowances for credit losses charged to expense does not include the recoveries against write-off
cases amounting to Rs. 47,696.8 million (US$ 508.3 million). Recoveries from retail loans is Rs. 44,707.4 million
(US$ 476.5 million)

and from wholesale loans is Rs. 2,989.4 million
,
(US$ 31.8 million).

The allowance for credit losses is assessed at each period end and the increase/(decrease), as the case may be, is recorded in the consolidated statements of income under allowance for credit losses net of recoveries against write-offs.
Interest on loans by facility are as follows:

	Fiscal year ended March 31,
	2024		2025		2026		2026
	(In millions)
Wholesale loans	Rs.	555,377.8	Rs.	564,679.4	Rs.	532,299.0	US$	5,673.0
Retail loans		1,617,982.2		1,941,839.3		2,012,016.4		21,443.2
Other loans		21,165.5		—		—		—

Total	Rs.	2,194,525.5	Rs.	2,506,518.7	Rs.	2,544,315.4	US$	27,116.2

F-4
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11. Sales/transfer of receivables
During the fiscal year
s
ended March 31, 2025 and March 31, 2026 the Bank has sold housing loans under direct assignment transactions aggregating to Rs.
346,696. 1

million and Rs. 66,360.3 million, respectively and auto loans aggregating to Rs.
214,342.8
 million and

Rs.
36,104.1
 million
,
respectively to SPEs under securitization transactions.
After securitization of the loans, the Bank continues to act as the servicing agent, maintain customer account relationships and service these set of loans transferred to the securitization trusts.
Direct assignment transactions:
The following table summarizes the cash flows received during the year ended March 31, 202
5
 and March 31, 2026 from customers and paid to transferees on transferred performing housing loans:

	For the year ended March 31,
	2025		2026	2026
	(In millions)
Cash flow information
Collections against securitized receivables/transfers	Rs.	38,841.9	Rs. 99,799.5	US$	1,063.6
Payments made		32,758.6	86,358.7		920.4
Cash flows on retained interests		6,083.3	13,440.8		143.2
Other key disclosures are as follows:

	For the year ended March 31,
	2025		2026	2026
	(In millions)
Transferred receivables with continuing involvement	Rs.	332,411.5	Rs. 340,489.1	US$	3,628.8
Delinquencies		15.4	1,395.3		14.9
Retained interest		37,189.9	38,044.0		405.5
Key assumptions used for fair value of securitized receivables include prepayment rate, weighted average life and the discount rate. The table below outlines the sensitivity of the estimated fair value in securitized receivables as of March 31, 2025 and March 31, 2026 to immediate 10% and 20% changes in those assumptions.

	As of March 31,
	202 5		202 6	202 6
	(In millions)
Fair value of retained interests
Annual prepayment rate:
Impact of 10% adverse change	Rs.	226.9	Rs. 187.3	US$	2.0
Impact of 20% adverse change		436.9	361.8		3.9
Weighted average life in years of the securitized receivables is not subject to change, except in the case of a change in the prepayment rate assumption. Consequently, the above sensitivity analysis does not include the impact on the estimated fair values of the retained interests due to an adverse change in the weighted average life in years and the discount rate.
These sensitivities are hypothetical and should be used with appropriate caution. A 10% change in the assumptions may not result in linearly proportionate changes in the fair values of retained interests. Adverse changes assumed in the above analysis and the resultant change in the fair values of retained interests are calculated independent of each other. In reality, any change in one factor may cause a change in the other factors.

F-4
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated VIEs:
The Bank determines whether it is the primary beneficiary of a VIE under ASC
810-10
upon its initial involvement with the VIE and reassesses whether it is a primary beneficiary on an ongoing basis as long it has ongoing involvement with the VIE. During the year ended March 31, 2026, the Bank determined that it was a primary beneficiary on an ongoing basis with certain trusts because it has the power to direct the activities that most significantly impact the trusts’ economic performance (e.g., servicing the underlying loans). The methodology for determining primary beneficiary status includes assessing the Bank’s servicing rights, retained interests, and exposure to credit losses. The loans held by the trusts are solely to satisfy the trusts’ obligations to security holders, and the Bank cannot repurpose these assets for other uses. The Bank provides servicing and liquidity support to these trusts under contractual agreements but has no obligation to provide additional financial support beyond these terms.
As of March 31, 2025 and March 31, 2026, the Bank consolidated VIEs with total assets of

Rs.

183.4

billion and
Rs.
149.3

billion, respectively, and total liabilities of Rs. 183.4 billion and Rs. 150.1 billion, respectively, primarily related to auto loan securitizations. The assets are restricted and can only be used to settle the obligations of the respective trusts. The liabilities of the consolidated VIEs, primarily asset-backed securities, are non-recourse
and do not impact the Bank’s general credit or consolidated financial position.
The carrying amounts of consolidated VIE assets (classified as “Loans” and “Other Assets”) and liabilities (classified as “Long-term Debt”) are included in the Consolidated Balance Sheets as follows:

	For the year ended March 31,
	2025		2026		2026
	(In millions)
VIE Assets:
Loans	Rs.	183,356.8	Rs.	149,244.1	US$	1,590.6
Other assets		108.1		26.6		0.3
VIE Liabilities:
Long-term debt	Rs.	165,476.8	Rs.	138,353.7	US$	1,474.5
Accrued expenses and other liabilities		108.1		71.7		0.8
Maximum exposure to loss	Rs.	30,369.3	Rs.	27,841.3	US$	296.7
Debt interests		17,879.9		11,741.5		125.1
Commitments, guarantees, others		12,489.4		16,099.8		171.6

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
The Bank’s portfolio of loans, credit substitute securities and non-funded
exposure (including derivatives) is broadly diversified along industry and product lines, and as of March 31, 2025 and March 31, 2026, the exposures are as set forth below.

	As of March 31, 2025
Category	Gross loans		Fair value of credit substitutes		Non-funded exposure		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	10,435,520.6	Rs.	—	Rs.	252.5	Rs.	10,435,773.1	33.3
NBFC		1,650,812.6		50,076.1		1,035.1		1,701,923.8	5.4
Retail Trade		1,107,102.6		—		56,842.4		1,163,945.0	3.7
Real Estate & Property Services		1,168,287.2		—		62,855.1		1,231,142.3	3.9
Consumer Services		1,017,874.2		—		45,155.5		1,063,029.7	3.4
Power		769,686.4		24,160.8		102,143.7		895,990.9	2.8
Wholesale Trade - Non Industrial		643,909.8		—		36,548.1		680,457.9	2.2
Wholesale Trade - Industrial		574,318.0		—		101,287.4		675,605.4	2.1
Iron and Steel		554,444.4		20,404.6		92,993.8		667,842.8	2.1
Engineering		447,424.3		2,484.2		203,246.4		653,154.9	2.1
Infrastructure Development		362,910.9		8,937.8		359,503.4		731,352.1	2.3
Agri-Allied		627,426.4		—		5,066.2		632,492.6	2.0
Food and Beverage		760,841.6		—		59,838.4		820,680.0	2.6
Road Transportation		815,518.6		—		14,315.2		829,833.8	2.6
Others (none greater than 2%)		7,702,733.5		55,116.1		1,501,008.6		9,258,858.2	29.5

Total	Rs.	28,638,811.1	Rs.	161,179.6	Rs.	2,642,091.8	Rs.	31,442,082.5	100.0

	As of March 31, 2026
Category	Gross loans		Fair value of credit substitutes		Non-funded exposure		Total		Total		%
	(In millions, except percentages)
Consumer Loans	Rs.	10,362,340.8	Rs.	—	Rs.	16,463.3	Rs.	10,378,804.1	US$	110,612.9	29.3
NBFC		1,737,107.5		108,870.6		3,684.4		1,849,662.5		19,712.9	5.2
Retail Trade		1,224,106.4		—		69,173.2		1,293,279.6		13,783.2	3.7
Real Estate & Property Services		1,238,509.5		—		84,434.8		1,322,944.3		14,099.4	3.7
Consumer Services		1,124,050.8		2,908.2		61,839.8		1,188,798.8		12,669.7	3.4
Power		874,751.5		29,326.0		138,745.6		1,042,823.1		11,114.0	2.9
Wholesale Trade - Non-Industrial		819,812.7		1,420.4		48,908.2		870,141.3		9,273.6	2.5
Wholesale Trade - Industrial		647,843.2		6,551.1		124,146.2		778,540.5		8,297.4	2.2
Business Services		657,692.1		1,659.2		107,952.2		767,303.5		8,177.6	2.2
Iron and Steel		664,942.4		25,245.1		106,578.9		796,766.4		8,491.6	2.3
Engineering		543,030.4		—		265,795.7		808,826.1		8,620.1	2.3
Infrastructure Development		517,943.2		22,725.5		448,153.4		988,822.1		10,538.4	2.8
Agri-Allied		740,385.9		—		6,026.1		746,412.0		7,954.9	2.1
Food and Beverage		852,451.2		—		65,554.0		918,005.2		9,783.7	2.6
Road Transportation		1,009,463.1		—		16,403.5		1,025,866.6		10,933.2	2.9
Others (none greater than 2%)		8,573,764.7		74,317.0		1,973,464.9		10,621,546.6		113,199.9	29.9

Total	Rs.	31,588,195.4	Rs.	273,023.1	Rs.	3,537,324.2	Rs.	35,398,542.7	US$	377,262.5	100.0

F-
50

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s ten largest exposures as of March 31, 2025 and March 31, 2026, based on the higher of the outstanding balance or the limit on loans, investments (including credit substitutes) and non-funded
exposures (including derivatives), are as follows:

	As of March 31, 2025
	Funded Exposure	Non-Funded Exposure		Total Exposure
	(In millions)
Borrower 1	Rs. 263,155.5	Rs.	2,000.0	Rs.	265,155.5
Borrower 2	234,939.9		—		234,939.9
Borrower 3	227,914.3		200.0		228,114.3
Borrower 4	225,131.7		—		225,131.7
Borrower 5	205,523.2		1,702.3		207,225.5
Borrower 6	91,969.7		90,952.8		182,922.5
Borrower 7	176,019.5		12.5		176,032.0
Borrower 8	168,639.0		5,172.1		173,811.1
Borrower 9	63,492.5		101,444.6		164,937.1
Borrower 10	153,855.0		1,027.6		154,882.6

	As of March 31, 2026
	Funded Exposure		Non-Funded Exposure		Total Exposure		Total Exposure
			(In millions)
Borrower 1	Rs.	261,303.1	Rs.	125,494.8	Rs.	386,797.9	US$	4,122.3
Borrower 2		377,029.0		2,000.0		379,029.0		4,039.5
Borrower 3		240,680.4		392.2		241,072.6		2,569.2
Borrower 4		237,089.9		—		237,089.9		2,526.8
Borrower 5		215,290.3		—		215,290.3		2,294.5
Borrower 6		213,330.4		200.0		213,530.4		2,275.7
Borrower 7		195,446.8		—		195,446.8		2,083.0
Borrower 8		96,019.9		86,016.9		182,036.8		1,940.1
Borrower 9		175,444.8		10.9		175,455.7		1,869.9
Borrower 10		175,000.0		—		175,000.0		1,865.1

F-
51

HDFC BANK LIMITED AND
S
UBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Property and equipment
Property and equipment by asset category is as follows:

	As of March 31,
	2025		2026		2026
	(In millions)
Land and premises	Rs.	73,661.4	Rs.	77,726.9	US$	828.4
Software and systems		91,890.4		110,626.3		1,179.0
Equipment and furniture		192,333.9		202,620.3		2,159.4

Property and equipment, at cost		357,885.7		390,973.5		4,166.8
Less: Accumulated depreciation		185,447.8		212,045.4		2,259.9

Property and equipment, net	Rs.	172,437.9	Rs.	178,928.1	US$	1,906.9

Depreciation and amortization charged for the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026 was Rs. 31,147.3 million, Rs. 37,784.1 million and Rs. 41,150.7 million (US$ 438.6 million), respectively.
14. Goodwill and Intangible assets
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

73,576.1

million was derecognized. We examined the goodwill that had arisen on acquisition of erstwhile Centurion Bank of Punjab (“eCBoP”) and eHDFC for possible impairment as of March 31, 2026. There were no changes in the carrying amount of goodwill of eCBoP, which is

Rs.

74,937.9

million, and of eHDFC, which is, Rs.

1,554,572.4

million, for the fiscal year ended March 31, 2026
.
No
impairment charges were recorded against goodwill during the period. Accordingly, the carrying amount of goodwill was Rs.
1,629,510.3
million (US$
17,366.6
 million) as o
f
 March 31, 202
6
.
The following table represents the changes in the carrying amount of goodwill reported in the consolidated balance sheets for the year
s
ended March 31, 2025 and March 31, 2026:

	As of March 31, 2025
	Retail Banking		Wholesale Banking		Treasury Services		Insurance Services		Others		Total
	(In millions)
Balance as of March 31, 2024	Rs.	443,017.5	Rs.	71,617.3	Rs.	—	Rs.	959,080.0	Rs.	155,795.5	Rs.	1,629,510.3
Goodwill on acquisition during the year		—		—		—		—		—		—
Less: Goodwill Derecognized on disposal during the year		—		—		—		—		—		—

Balance as of March 31, 2025	Rs.	443,017.5	Rs.	71,617.3	Rs.	—	Rs.	959,080.0	Rs.	155,795.5	Rs.	1,629,510.3

F-5
2

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of March 31, 2026
	Retail Banking		Wholesale Banking		Treasury Services		Insurance Services		Others		Total		Total
			(In millions)
Balance as of March 31, 2025	Rs.	443,017.5	Rs.	71,617.3	Rs.	—	Rs.	959,080.0	Rs.	155,795.5	Rs.	1,629,510.3	US$	17,366.6
Goodwill on acquisition during the year		—		—		—		—		—		—		—
Less: Goodwill Derecognized on disposal during the year		—		—		—		—		—		—		—

Balance as of March 31, 2026	Rs.	443,017.5	Rs.	71,617.3	Rs.	—	Rs.	959,080.0	Rs.	155,795.5	Rs.	1,629,510.3	US$	17,366.6

Intangible assets, net, consists of the following:

	As of,
	March 31, 2025		March 31, 2026		March 31, 2026
	(Rs. in millions)
Brand	Rs.	742,230.7	Rs.	742,230.7	US$	7,910.4
Investment management contract		369,785.6		369,785.6		3,941.0
Value of business acquired		221,738.5		221,738.5		2,363.2
Distribution network		50,570.8		50,570.8		539.0
Customer relationship		29,874.9		29,874.9		318.4
Transferable development rights		3,117.7		3,117.7		33.2
Other intangible Assets		1,417,318.2		1,417,318.2		15,105.2
Less: Accumulated amortization		46,438.2		67,119.8		715.4

Total intangible assets, net	Rs.	1,370,880.0	Rs.	1,350,198.4	US$	14,389.8

(*)
All the above intangible assets excluding Brand and Investment Management Contract are subject to amortization. Further, intangible assets on the acquisition date included Brand amounting to Rs. 8,527.5 million and Distribution network amounting to Rs. 8,972.4 million pertaining to HDFC Credila Financial Services Limited which is classified as held for sale as on date of acquisition. These have been derecognized following the divestment of stake on March 19, 2024.

Amortization expense related to intangible assets was
Rs. 21,201.0 million,
Rs.
25,237.2
 million and Rs.
20,681.6

million for the fiscal years ended March
31, 2024, March
31, 2025 and March 31, 2026 respectively. These amounts are included in
Non-Interest
Expense - Amortization of intangible assets in the consolidated statements of income.
At March 31, 2026, the expected future amortization of finite-lived intangible assets is as follows:

	As of March 31, 2026
	(in millions)
Fiscal year ending March 31:
2027	Rs.	17,659.9	US$	188.2
2028		15,925.4		169.7
2029		14,368.8		153.1
2030		13,471.6		143.6
2031		12,731.6		135.7
Thereafter		164,024.8		1,748.1

Total	Rs.	238,182.1	US$	2,538.4

F-5
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED
FIN
ANCIAL STATEMENTS—(Continued)

15. Other assets
Other assets include the following:

	As of March 31,
	2025		2026		2026
	(In millions)
Security deposits for leased property	Rs.	12,123.9	Rs.	12,777.1	US$	136.2
Sundry accounts receivable		131,414.7		128,593.2		1,370.5
Advance tax (net of provision for taxes) ( * )		165,326.7		135,114.7		1,440.0
Advances		47,281.0		62,555.4		666.7
Prepaid expenses		10,400.5		12,214.1		130.2
Deposits/margins paid		68,816.1		66,016.1		703.6
Derivatives (refer to note 26)		179,812.4		624,206.5		6,652.4
Placements with financial institutions		1,227,269.4		1,090,061.7		11,617.4
Receivable on account of trade date		441.8		1,687.7		18.0
Deferred tax assets (net)		10,808.2		12,948.7		138.0
ROU assets		142,297.4		160,879.7		1,714.6
Others ( ** )		709,095.4		715,800.5		7,628.7

Total	Rs.	2,705,087.5	Rs.	3,022,855.4	US$	32,216.3

( * )	Advance tax (net of provisions of taxes) includes Rs. 16.5 billion and Rs . 13.2 billion taxes other than income tax as of March 31, 2025 and March 31, 2026, respectively.
( ** )
Others includes investment in equity securities and affiliates with carrying value amounting to Rs. 381,931.6 million and Rs. 305,987.3 million as of March 31, 2025 and March 31, 2026, respectively. Equity securities include non-marketable
equity securities carried at cost of Rs. 18,558.0 million and Rs. 8,251.8 million as of March 31, 2025 and March 31, 2026, respectively. Unrealized gain/(loss) recognized in non-interest
revenue–other, net amounts to Rs. (159.3) million and Rs. 4,081.3 million for the fiscal years ended March 31, 2025 and March 31, 2026, respectively. Further, Others also includes reinsurance assets amounting to Rs. 104,321.2 million and Rs. 93,391.5 million and deferred acquisition assets amounting to Rs. 148,175.6 million and Rs. 241,672.2 million as of March 31, 2025 and March 31, 2026, respectively.

F-5
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. Deposits
Deposits include demand deposits, which are
non-interest-bearing,
and savings and time deposits, which are interest-bearing. Deposits as of March 31, 2025 and March 31, 2026 are as follows:

	As of March 31,
	2025		2026		2026
	(In millions)
Interest-bearing:
Savings deposits	Rs.	6,304,659.5	Rs.	7,058,000.9	US$	75,221.2
Time deposits		17,689,697.7		20,439,591.3		217,836.4

Total interest-bearing deposits		23,994,357.2		27,497,592.2		293,057.6
Non-interest-bearing deposits		3,116,596.7		3,504,125.5		37,345.5

Total	Rs.	27,110,953.9	Rs.	31,001,717.7	US$	330,403.1

As of March 31, 2025 and March 31, 2026, time deposits of Rs. 12,328,690.0 million and Rs. 14,429,568.7 million, respectively, had a residual maturity of one year or less. The remaining deposits mature between one
and ten years.
As of March 31, 2025 and March 31, 2026, time deposits in excess of Rs.0.5 million aggregated Rs. 15,657,927.8 million and Rs. 18,264,896.2 million, respectively.
As of March 31, 2026, the scheduled maturities for total time deposits were as follows:

	As of March 31, 2026
	(In millions)
Due to mature in the fiscal year ending March 31:
2027	Rs.	14,429,568.7	US$	153,784.2
2028		4,504,075.6		48,002.5
2029		754,170.2		8,037.6
2030		432,200.5		4,606.2
2031		115,896.8		1,235.2
Thereafter		203,679.5		2,170.7

Total	Rs.	20,439,591.3	US$	217,836.4

17. Short-term borrowings
Short-term borrowings mainly comprised of money market borrowings which are unsecured and are utilized by the Bank for its operations. Short-term borrowings as of March 31, 2025 and March 31, 2026 comprised the following:

	As of March 31,
	2025		2026		2026
	(In millions)
Borrowed in the call market	Rs.	9,763.7	Rs.	3,311.7	US$	35.3
Term borrowings from institutions/banks		1,080,206.2		972,415.3		10,363.6
Foreign currency borrowings		216,043.2		328,152.0		3,497.3
Bills rediscounted		—		45,769.4		487.8

Total	Rs.	1,306,013.1	Rs.	1,349,648.4	US$	14,384.0

Total borrowings outstanding:
Maximum amount outstanding	Rs.	1,790,800.5	Rs.	1,444,995.3	US$	15,400.1
Average amount outstanding	Rs.	1,360,759.8	Rs.	1,223,313.3	US$	13,037.5
Weighted average interest rate		6.7%		5.4%		5.4%

F-5
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. Long-term debt
Long-term debt as of March 31, 2025 and March 31, 2026 are comprised of the following:

	As of March 31,
	2025		2026	2026
	(In millions)
Subordinated debt	Rs.	431,896.9	Rs. 434,254.3	US$	4,628.0
Others		5,436,429.4	4,686,148.0		49,943.0
Debt issuance cost		(2,163.1)	(968.3)		(10.3)

Total	Rs.	5,866,163.2	Rs. 5,119,434.0	US$	54,560.7

The below table presents the balance of long-term debt as of March 31, 2025 and March 31, 2026 and the related contractual rates and maturity dates:

	As of
	March 31, 2025				March 31, 2026
	Maturity / Call dates	Stated interest rates	Total		Maturity / Call dates	Stated interest rates	Total	Total
	(In millions)
Subordinated debt
Subordinated debt (other than perpetual debt)	2026-2035	6.67% to 9.70%	Rs.	293,902.2	2027-2036	6.67% to 9.70%	Rs. 301,895.6	US$	3,217.5
Perpetual debt — (1)	2026-2034	7.55% to 9.40%		52,272.7	2027-2035	7.55% to 9.40%	52,289.7		557.3
Perpetual debt — (2)	2027	3.70%		85,291.5	2027	3.70%	94,782.3		1,010.1
Others (*)
Variable rate — (1)	2026-2030	4.92% to 6.22%		581,229.3	2027-2030	3.94% to 4.79%	502,625.5		5,356.8
Variable rate — (2)	2026-2032	6.47% to 8.60%		623,118.6	2027-2033	4.56% to 8.30%	458,419.1		4,885.6
Fixed rate — (1)	2026-2034	2.80% to 9.05%		3,955,489.6	2027-2034	2.80% to 9.05%	3,497,412.7		37,273.9
Fixed rate — (2)	2026-2029	4.30% to 8.19%		274,859.3	2027-2029	3.55% to 8.19%	212,009.1		2,259.5

Total			Rs.	5,866,163.2			Rs. 5,119,434.0	US$	54,560.7

(*)
Variable rate — (1), Perpetual debt — (2) and Fixed rate — (2) represent foreign currency debt. Variable rate debt is typically indexed to the secured overnight financing rate,
T-bill
rates, and Marginal cost of funds based lending rates (“MCLR”), among others.

F-5
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The scheduled maturities of long-term debt are set out below:

	As of March 31, 2026
	(In millions)
Due in the fiscal year ending March 31:
2027	Rs.	1,215,990.8	US$	12,959.5
2028		394,344.9		4,202.8
2029		732,029.5		7,801.7
2030		400,954.5		4,273.2
2031		579,756.5		6,178.8
Thereafter		1,649,285.8		17,577.4

Total (1)	Rs.	4,972,362.0	US$	52,993.4

(1)	The scheduled maturities of long-term debt do not include perpetual bonds of Rs. 147,072.0 million (net of debt issuance cost).
During the fiscal year ended March 31, 2026 the Bank issued subordinated debt amounting to Rs. 7,000.0 million (previous period Rs. 8,570.0 million) and perpetual debt amounting to nil

(previous period nil). During the fiscal year ended March 31, 2026, the Bank also raised other long-term debt amounting to Rs. 853,672.1 million (previous period Rs. 652,656.3 million).
As of March 31, 2025 and March
 31, 2026, other long-term debt includes foreign currency borrowings from other banks aggregating to Rs. 856,647.3 million and Rs. 714,741.6 million, respectively, and functional currency borrowings aggregating to Rs. 4,579,782.1 million and Rs. 3,971,406.3

million, respectively.
19. Accrued expenses and other liabilities
Accrued expenses and other liabilities include the amo
un
ts set forth below:

	As of March 31,
	2025		2026	2026
	(In millions)
Bills payable	Rs.	136,539.1	Rs. 145,738.7	US$	1,553.2
Remittances in transit		50,274.9	78,896.2		840.8
Accrued expenses		101,945.2	113,837.1		1,213.2
Accounts payable		318,528.7	385,225.2		4,105.6
Derivatives (refer to note 26)		143,566.1	578,276.3		6,162.9
Deferred tax liability (net)		324,633.5	244,839.5		2,609.4
Lease liability		153,929.8	174,558.0		1,860.4
Others		228,531.3	199,592.7		2,127.2

Total	Rs.	1,457,948.6	Rs. 1,920,963.7	US$	20,472.7

The Bank amortizes annual fees on credit cards over the contractual period of the fees. The unamortized annual fees as of March 31, 2025 and March 31, 2026 were Rs. 1,845.2 million and Rs. 2,193.7 million (US$ 23.4 m
illio
n), respectively.

F-5
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. Accumulated other comprehensive income
The below table presents the changes in AOCI after income tax for the fiscal years ended March 31, 2025 and March 31, 2026.

	AFS debt securities		Foreign currency translation reserve		Long-duration insurance contract		Total
	(In millions)
Balance, March 31, 2024	Rs.	(7,505.2)	Rs.	7,441.8	Rs.	(15,477.0)	Rs.	(15,540.4)
Net unrealized gain/ (loss) arising during the period		145,589.7		2,004.3		—		147,594.0
Amounts reclassified to income		9,835.5		—		—		9,835.5
Long-duration insurance contract discount rate change		—		—		(59,827.6)		(59,827.6)
Transferred to undistributed policyholders earnings account		(58,778.7)		—		75,304.6		16,525.9
Less: Other comprehensive income attributable to shareholders of noncontrolling interest		1,361.3		32.0		—		1,393.3

Balance, March 31, 2025	Rs.	87,780.0	Rs.	9,414.1	Rs.	—	Rs.	97,194.1

Particulars	AFS debt securities		Foreign currency translation reserve		Past service cost		Long-Duration Insurance Contract		Total
	(In millions)
Balance, March 31, 2025	Rs.	87,780.0	Rs.	9,414.1	Rs.	—	Rs.	—	Rs.	97,194.1
Net unrealized gain/ (loss) arising during the period		(291,560.2)		8,562.3		—		—		(282,997.9)
Past Service cost recognised due to plan amendment		—		—		(7,366.8)		—		(7,366.8)
Amounts reclassified to income		(42,535.5)		—		—		—		(42,535.5)
Amortization of past service cost		—		—		842.9		—		842.9
Long-duration insurance contract discount rate change		—		—		—		184,210.0		184,210.0
Transferred to undistributed policyholders earnings account		169,910.0		—		797.5		(184,210.0)		(13,502.5)
Less: Other comprehensive income attributable to shareholders of noncontrolling interest		(1,763.9)		125.1		(86.4)		—		(1,725.2)

Balance, March 31, 2026	Rs.	(74,641.8)	Rs.	17,851.3	Rs.	(5,640.0)	Rs.	—	Rs.	(62,430.5)

Balance, March 31, 2026	US$	(795.5)	US$	190.3	US$	(60.1)	US$	—	US$	(665.4)

F-5
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The below table presents the reclassification out of accumulated other comprehensive income by income line item and the related income tax effect for the fiscal years ended March 31, 2025 and March 31, 2026.

	As of March 31,
	2025		2026		2026
	(In millions)
AFS debt securities:
Realized (gain)/loss on sales of AFS debt securities, net	Rs.	13,418.4	Rs.	(56,422.9)	US$	(601.3)
Amortization of past service cost				1,119.9		11.9

Total before income tax	Rs.	13,418.4	Rs.	(55,303.0)	US$	(589.4)
Income tax		(3,582.9)		13,610.4		145.1

Net of income tax	Rs.	9,835.5	Rs.	(41,692.6)	US$	(444.3)

21. Insurance services:
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
The balances of and changes in separate account liabilities for the fiscal years ended March 31, 2025 and March 31, 2026 are as follows:

	As of March 31, 2025
Particulars	Unit-Linked Life		Unit-Linked Pension		Group Linked		Total
	(In millions)
Balance, April 1, 2024	Rs.	790,711.5	Rs.	55,596.3	Rs.	109,108.5	Rs.	955,416.3
Premiums and deposits		144,941.9		7,515.3		38,092.2		190,549.4
Policy charges		(18,978.4)		(789.3)		(1,289.6)		(21,057.3)
Surrenders and withdrawals		(93,686.8)		(7,853.0)		(16,508.7)		(118,048.5)
Benefit payments		(68,275.4)		(4,180.8)		—		(72,456.2)
Investment performance		71,320.8		4,643.4		10,821.3		86,785.5
Other charges		(4,473.8)		(193.9)		(240.1)		(4,907.8)

Balance, March 31, 2025	Rs.	821,559.8	Rs.	54,738.0	Rs.	139,983.6	Rs.	1,016,281.4

	As of March 31, 2026
Particulars	Unit-Linked Life		Unit-Linked Pension		Group Linked		Total		Total
	(In millions)
Balance, April 1, 2025	Rs.	821,559.8	Rs.	54,738.0	Rs.	139,983.6	Rs.	1,016,281.4	US$	10,831.2
Premiums and deposits		174,060.2		10,699.2		45,756.6		230,516.0		2,456.7
Policy charges		(20,826.3)		(804.8)		(1,713.3)		(23,344.4)		(248.8)
Surrenders and withdrawals		(86,181.1)		(6,105.5)		(11,704.7)		(103,991.3)		(1,108.3)
Benefit payments		(65,691.7)		(4,658.2)		—		(70,349.9)		(749.8)
Investment performance		4,031.7		(320.3)		1,668.1		5,379.5		57.3
Other charges		(2,163.4)		(112.7)		(299.1)		(2,575.2)		(27.4)

Balance, March 31, 2026	Rs.	824,789.2	Rs.	53,435.7	Rs.	173,691.2	Rs.	1,051,916.1	US$	11,210.9

9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Bank’s aggregate fair value of assets, by major investment asset category, supporting separate accounts liabilities as of March 31, 2025 and March 31, 2026 are as follows:

	As of March 31, 2025
Particulars	Unit-Linked Life		Unit-Linked Pension		Group Linked		Total
	(In millions)
Government of India securities	Rs.	30,908.6	Rs.	5,813.3	Rs.	60,989.7	Rs.	97,711.6
Other corporate/financial institution securities		88,265.9		8,133.3		44,030.8		140,430.0

Total debt securities		119,174.5		13,946.6		105,020.5		238,141.6
Other securities (including mutual fund units)		697,104.6		40,158.2		29,029.6		766,292.4
Other net current assets		5,280.7		633.2		5,933.5		11,847.4

Total	Rs.	821,559.8	Rs.	54,738.0	Rs.	139,983.6	Rs.	1,016,281.4

	As of March 31, 2026
Particulars	Unit-Linked Life		Unit-Linked Pension		Group Linked		Total		Total
	(In millions)
Government of India securities	Rs.	45,981.6	Rs.	3,699.8	Rs.	32,784.6	Rs.	82,466.0	US$	878.9
Other corporate/financial institution securities		68,702.0		9,754.3		96,514.4		174,970.7		1,864.8

Total debt securities		114,683.6		13,454.1		129,299.0		257,436.7		2,743.7
Other securities (including mutual fund units)		704,189.2		39,107.5		35,915.1		779,211.8		8,304.5
Other net current assets		5,916.4		874.1		8,477.1		15,267.6		162.7

Total	Rs.	824,789.2	Rs.	53,435.7	Rs.	173,691.2	Rs.	1,051,916.1	US$	11,210.9

F-
60

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liabilities on policies in force:
The Bank’s liabilities on policies in force on the consolidated balance sheets as of March 31, 2025 and March 31, 2026 are as follows:

	As of,
Description	March 31, 2025		March 31, 2026		March 31, 2026
	(In millions)
Liability for Future Policy Benefits	Rs.	2,087,603.8	Rs.	2,277,581.6	US$	24,273.4
Policyholder Account Balances		81,652.8		71,862.0		765.9
Other Policy Liabilities		11,707.7		18,440.0		196.6

Total	Rs.	2,180,964.3	Rs.	2,367,883.6	US$	25,235.9

Liability for future policy benefits:
The Bank’s liability for future policy benefits on the consolidated balance sheets as of March 31, 2025 and March 31, 2026 are as follows:

	As of,
Description	March 31, 2025		March 31, 2026		March 31, 2026
	(In millions)
Non Par Protection	Rs.	197,562.8	Rs.	194,915.5	US$	2,077.3
Non Par Riders		89.7		54.7		0.6
Non Par Savings		740,769.5		813,450.3		8,669.3
Non Par Pension		17,986.6		18,348.7		195.6
Individual Annuity		319,760.4		349,830.1		3,728.3
Individual Health		275.4		461.6		4.9
Par Life		654,173.3		704,829.8		7,511.8
Par Pension		15,878.0		20,832.1		222.0
Group Non Par Life		141,108.1		174,858.8		1,863.6

Total	Rs.	2,087,603.8	Rs.	2,277,581.6	US$	24,273.4

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

F-
61

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended March 31, 2025
	Non Par Protection	Non Par Riders	Non Par Savings	Non Par Pension	Individual Annuity	Individual Health	Par Life	Par Pension	Group Non Par Life	Total
	(Rs. In million, other than weighted average)
Present value of Expected Net Premium
Balance at April 01, 2024, at current discount rate at balance sheet date	58,562.2	1,146.5	292,140.3	1,571.2	8,156.7	740.6	25,635.6	1,613.3	6.9	389,573.3
Balance at April 01, 2024, at original discount rate	58,388.2	1,149.1	293,322.3	1,577.5	8,152.4	742.4	25,732.8	1,620.3	6.8	390,691.8
Effect of changes in cash flow assumptions	11,055.5	—	(7,969.2)	(48.7)	(100.7)	—	(6,439.3)	1,103.9	15.7	(2,382.8)
Effect of actuarial variances from expected experience	(2,165.2)	(307.1)	2,724.7	108.9	(508.6)	(331.1)	1,137.5	145.3	(4,556.3)	(3,751.9)
Adjusted Balance	67,278.5	842.0	288,077.8	1,637.7	7,543.1	411.3	20,431.0	2,869.5	(4,533.8)	384,557.1
Issuances	30,918.5	1,126.3	141,305.7	1,952.9	48,569.1	29.3	29,265.9	2,824.1	32,774.8	288,766.6
Interest accrual	6,994.8	137.7	29,187.9	247.7	2,602.7	29.0	3,450.6	376.8	956.8	43,984.0
Net premium collected	(13,669.6)	(427.8)	(103,906.6)	(884.6)	(44,659.6)	(112.2)	(11,255.6)	(1,645.4)	(30,971.1)	(207,532.5)
Balance at March 31, 2025 at original discount rate	91,522.2	1,678.2	354,664.8	2,953.7	14,055.3	357.4	41,891.9	4,425.0	(1,773.3)	509,775.2
Effect of changes in discount rate assumptions	1,993.5	17.0	2,272.7	19.6	73.4	3.9	344.1	22.1	(40.5)	4,705.8
Balance at March 31, 2025 at current discount rate at balance sheet date	93,515.7	1,695.2	356,937.5	2,973.3	14,128.7	361.3	42,236.0	4,447.1	(1,813.8)	514,481.0
Present value of Expected Future Policy Benefits
Balance at April 01, 2024, at current discount rate at balance sheet date	216,689.5	1,308.4	810,691.9	13,191.0	257,132.1	1,091.4	519,920.1	17,757.6	76,154.5	1,913,936.5
Balance at April 01, 2024, at original discount rate	210,473.8	1,303.7	792,701.7	13,219.9	250,732.6	1,091.3	516,261.8	17,795.1	76,342.9	1,879,922.8
Effect of changes in cash flow assumptions	9,381.8	—	(8,475.8)	79.3	224.4	—	(5,378.3)	525.1	688.2	(2,955.3)
Effect of actuarial variances from expected experience	(2,309.1)	(372.2)	3,149.9	110.8	(1,014.0)	(411.6)	1,701.0	201.6	(6,432.7)	(5,376.3)
Adjusted Balance	217,546.5	931.5	787,375.8	13,410.0	249,943.0	679.7	512,584.5	18,521.8	70,598.4	1,871,591.2
Issuances	30,874.5	1,111.9	141,235.0	1,952.4	48,565.1	29.2	29,209.7	2,823.3	32,774.7	288,575.8
Interest accrual	18,482.6	150.4	69,530.5	1,098.8	22,540.7	47.2	39,452.0	1,517.1	6,812.5	159,631.8
Benefits Payments	(8,552.7)	(229.2)	(24,293.2)	(1,973.8)	(19,822.6)	(181.9)	(42,483.7)	(3,337.9)	(30,408.5)	(131,283.5)
Balance at March 31, 2025 at original discount rate	258,350.9	1,964.6	973,848.1	14,487.4	301,226.2	574.2	538,762.5	19,524.3	79,777.1	2,188,515.3
Effect of changes in discount rate assumptions	15,775.0	41.9	54,366.2	233.2	14,370.5	10.8	16,604.5	277.0	638.9	102,318.0
Balance at March 31, 2025 at current discount rate at balance sheet date	274,125.9	2,006.5	1,028,214.3	14,720.6	315,596.7	585.0	555,367.0	19,801.3	80,416.0	2,290,833.3
Present value of expected claims expenses	324.4	43.0	224.8	2.9	37.7	0.1	647.3	4.7	—	1,284.9
Net liability for future policy benefits	180,934.6	354.3	671,501.6	11,750.2	301,505.7	223.8	513,778.3	15,358.9	82,229.8	1,777,637.2
Deferred profit liability	14,053.0	59.0	66,070.8	394.3	16,012.0	0.2	136,074.4	388.8	39,561.5	272,614.0
Other global reserves	2,575.2	(323.6)	3,197.1	5,842.1	2,242.7	51.4	4,320.6	130.3	19,316.8	37,352.6
Total liability for future policy benefits and DPL for March 31, 2025	197,562.8	89.7	740,769.5	17,986.6	319,760.4	275.4	654,173.3	15,878.0	141,108.1	2,087,603.8
Less: Reinsurance recoverables	84,794.7	(69.9)	38.1	—	—	(20.0)	14,114.1	—	5,342.1	104,199.1
Net liability for future policy benefits, net of reinsurance	112,768.1	159.6	740,731.4	17,986.6	319,760.4	295.4	640,059.2	15,878.0	135,766.0	1,983,404.7
Undiscounted - Expected future benefit payments	1,357,592.1	3,683.8	3,307,089.8	22,662.1	899,460.7	908.7	1,375,202.6	28,880.6	101,483.5	7,096,963.9
Discounted - Expected future benefit payments (at current discount rate at balance sheet date)	274,125.9	2,006.5	1,028,214.3	14,720.6	315,596.7	585.0	555,367.0	19,801.3	80,416.0	2,290,833.3
Undiscounted-Expected future gross premiums	350,474.6	6,702.3	696,236.3	5,904.9	27,679.8	1,639.8	487,422.0	9,472.3	220.6	1,585,752.6
Discounted - Expected future gross premiums	205,841.6	5,043.1	564,231.6	4,830.4	24,273.8	1,214.1	398,173.3	7,912.5	125.6	1,211,646.0
Weighted - average duration of the liability (in years)	13.60	9.70	10.10	5.10	9.50	5.80	8.80	4.40	3.50	9.18
Weighted - average interest accretion (original locked-in) rate	7.7%	7.8%	7.7%	7.7%	7.7%	7.7%	7.7%	7.7%	7.8%	7.7%
Weighted-average current discount rate at balance sheet date	7.0%	7.1%	7.1%	7.1%	7.0%	7.0%	7.0%	7.2%	7.3%	7.0%

F-6
2

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended March 31, 2026
	Non Par Protection	Non Par Riders	Non Par Savings	Non Par Pension	Individual Annuity	Individual Health	Par Life	Par Pension	Group Non Par Life	Total	Total
	(Rs. In million, other than weighted average)										(US$ in million)
Present value of Expected Net Premium
Balance at April 01, 2025, at current discount rate at balance sheet date	93,515.7	1,695.2	356,937.5	2,973.3	14,128.7	361.3	42,236.0	4,447.1	(1,813.8)	514,481.0	5,483.1
Balance at April 01, 2025, at original discount rate	91,522.2	1,678.2	354,664.8	2,953.7	14,055.3	357.4	41,891.9	4,425.0	(1,773.3)	509,775.2	5,433.0
Effect of changes in cash flow assumptions	(9,625.2)	—	(16,206.4)	(10.2)	(2,505.7)	—	(4,635.0)	259.7	1,773.2	(30,949.6)	(329.8)
Effect of actuarial variances from expected experience	(1,157.4)	2,181.9	7,936.5	1,701.1	846.1	270.8	1,417.2	28.2	(5,071.8)	8,152.6	86.9
Adjusted Balance	80,739.6	3,860.1	346,394.9	4,644.6	12,395.7	628.2	38,674.1	4,712.9	(5,071.9)	486,978.2	5,190.1
Issuances	37,750.1	249.8	78,207.3	3,815.8	49,854.3	14.9	34,021.1	10,115.3	35,570.5	249,599.1	2,660.1
Interest accrual	8,275.2	290.7	28,146.3	576.0	2,708.5	42.0	4,925.3	831.5	994.9	46,790.4	498.7
Net premium collected	(16,939.2)	(484.1)	(107,928.1)	(1,772.9)	(49,811.8)	(152.9)	(15,892.3)	(6,182.5)	(33,623.1)	(232,786.9)	(2,480.9)
Balance at March 31, 2026 at original discount rate	109,825.7	3,916.5	344,820.4	7,263.5	15,146.7	532.2	61,728.2	9,477.2	(2,129.6)	550,580.8	5,868.0
Effect of changes in discount rate assumptions	(2,211.4)	(52.5)	(2,055.7)	(59.0)	(64.3)	(2.6)	(645.3)	(47.4)	23.9	(5,114.3)	(54.5)
Balance at March 31, 2026 at current discount rate at balance sheet date	107,614.3	3,864.0	342,764.7	7,204.5	15,082.4	529.6	61,082.9	9,429.8	(2,105.7)	545,466.5	5,813.5
Present value of Expected Future Policy Benefits
Balance at April 01, 2025, at current discount rate at balance sheet date	274,125.9	2,006.5	1,028,214.3	14,720.6	315,596.7	585.0	555,367.0	19,801.3	80,416.0	2,290,833.3	24,414.7
Balance at April 01, 2025, at original discount rate	258,350.9	1,964.6	973,848.1	14,487.4	301,226.2	574.2	538,762.5	19,524.3	79,777.1	2,188,515.3	23,324.3
Effect of changes in cash flow assumptions	(10,944.5)	—	(15,972.7)	(11.1)	(3,521.3)	—	(8,725.1)	432.8	2,576.1	(36,165.8)	(385.4)
Effect of actuarial variances from expected experience	(1,620.3)	2,142.2	7,957.2	1,693.4	877.1	396.6	2,213.9	133.8	(7,892.7)	5,901.2	62.9
Adjusted Balance	245,786.1	4,106.8	965,832.6	16,169.7	298,582.0	970.8	532,251.3	20,090.9	74,460.5	2,158,250.7	23,001.8
Issuances	37,915.2	251.5	78,158.7	3,815.0	50,295.8	14.9	33,940.4	10,112.4	35,570.5	250,074.4	2,665.2
Interest accrual	20,892.9	318.5	77,108.6	1,445.5	25,894.1	69.5	40,992.4	2,161.4	7,187.1	176,070.0	1,876.5
Benefits Payments	(8,293.1)	(277.4)	(24,513.7)	(1,923.6)	(24,291.0)	(111.6)	(41,945.1)	(3,801.9)	(29,394.2)	(134,551.6)	(1,434.0)
Balance at March 31, 2026 at original discount rate	296,301.1	4,399.4	1,096,586.2	19,506.6	350,480.9	943.6	565,239.0	28,562.8	87,823.9	2,449,843.5	26,109.5
Effect of changes in discount rate assumptions	(20,259.4)	(150.7)	(45,486.2)	(586.3)	(13,013.5)	(7.1)	(16,721.5)	(758.0)	(615.1)	(97,597.8)	(1,040.2)
Balance at March 31, 2026 at current discount rate at balance sheet date	276,041.7	4,248.7	1,051,100.0	18,920.3	337,467.4	936.5	548,517.5	27,804.8	87,208.8	2,352,245.7	25,069.3
Present value of expected claims expenses	294.7	52.2	320.5	3.8	40.5	0.1	812.2	7.5	—	1,531.5	16.3
Net liability for future policy benefits	168,722.1	436.9	708,655.8	11,719.6	322,425.5	407.0	488,246.8	18,382.5	89,314.5	1,808,310.7	19,272.1
Deferred Profit Liability	23,580.5	91.6	99,049.2	707.8	24,094.9	0.2	210,326.8	2,293.0	70,286.5	430,430.5	4,587.4
Other global reserves	2,612.9	(473.8)	5,745.3	5,921.3	3,309.7	54.4	6,256.2	156.6	15,257.8	38,840.4	413.9
Total liability for future policy benefits and DPL for March 31, 2026	194,915.5	54.7	813,450.3	18,348.7	349,830.1	461.6	704,829.8	20,832.1	174,858.8	2,277,581.6	24,273.4
Less: Reinsurance recoverables	76,403.2	(48.3)	134.3	—	—	89.8	10,155.9	—	6,542.8	93,277.7	994.1
Net liability for future policy benefits, net of reinsurance	118,512.3	103.0	813,316.0	18,348.7	349,830.1	371.8	694,673.9	20,832.1	168,316.0	2,184,303.9	23,279.3
Undiscounted- Expected future benefit payments	1,473,783.9	8,103.4	3,481,453.3	38,397.9	1,016,758.6	1,485.9	1,486,940.0	47,631.2	112,285.9	7,666,840.1	81,709.9
Discounted- Expected future benefit payments (at current discount rate at balance sheet date)	276,041.7	4,248.7	1,051,100.0	18,920.3	337,467.4	936.5	548,517.5	27,804.8	87,208.8	2,352,245.7	25,069.3
Undiscounted-Expected future gross premiums	403,841.9	15,415.2	651,730.8	12,028.1	25,006.9	1,495.9	516,679.6	16,439.7	237.4	1,642,875.5	17,509.1
Discounted-Expected future gross premiums	231,111.4	11,693.3	527,939.7	9,739.3	22,171.3	1,100.0	414,913.8	14,418.6	129.5	1,233,216.9	13,143.1
Weighted-average duration of the liability (in years)	12.70	8.40	9.30	7.20	8.90	5.30	8.50	5.00	3.50	8.50
Weighted-average interest accretion (original locked-in)rate	7.4%	7.5%	7.5%	7.5%	7.5%	7.4%	7.4%	7.5%	7.5%	7.5%
Weighted-average current discount rate at balance sheet date	7.7%	7.8%	7.5%	7.7%	7.5%	7.4%	7.5%	7.4%	7.5%	7.5%

F-6
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The principal inputs used in the establishment of the LFPB for the Traditional and Limited-Payment products include premiums, guaranteed benefits, and claim-related expense projected on the best estimate assumptions basis. The cash flows are discounted using upper-medium grade discount rate at the balance sheet date. The best estimate assumptions include mortality, persistency, morbidity and expenses.
For each of the periods ended March 31, 2025 and March 31, 2026, the net effect of changes in cash flow assumptions was primarily driven by updates in best estimate assumptions.
For each of the periods ended March 31, 2025 and March 31, 2026, the net effect of actual variances from expected experience was primarily driven by the difference between actual cash flows for premiums and benefits and those assumed in the calculation of LFPB.
The Bank’s gross premiums and interest accretion recognized in the consolidated statements of income and comprehensive income (loss) for Traditional and Limited-Payment contracts, as of March 31, 2025 and March 31, 2026 are as follows:

	As of March 31, 2025
Traditional and Limited-Payment Contracts:	Gross premiums		Interest accretion
	(in millions)
Non Par Protection	Rs.	34,038.8	Rs.	6,225.7
Non Par Riders		185.9		18.5
Non Par Savings		167,044.3		43,233.8
Non Par Pension		2,270.0		870.2
Individual Annuity		53,613.4		20,632.5
Individual Health		470.1		15.2
Par Life		137,161.4		42,018.3
Par Pension		3,009.7		1,149.7
Group Non Par Life		85,169.7		7,329.9

Total	Rs.	482,963.3	Rs.	121,493.8

	As of March 31, 2026
Traditional and Limited-Payment Contracts:	Gross premiums		Interest accretion
	(in millions)
Non Par Protection	Rs.	40,699.9	Rs.	8,256.6
Non Par Riders		165.4		38.3
Non Par Savings		169,181.9		54,269.8
Non Par Pension		3,547.2		902.7
Individual Annuity		61,484.2		24,516.3
Individual Health		448.7		20.8
Par Life		152,895.6		47,746.8
Par Pension		784.6		1,418.1
Group Non Par Life		98,988.3		9,913.6

Total	Rs.	528,195.8	Rs.	147,083.0

Total	US$	5,629.3	US$	1,567.5

F-6
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Policyholder Account Balances:
The Bank establishes liabilities for policyholder account balances that are generally equal to the account value, and which includes accrued interest credited, but excludes the impact of any applicable charge that may be incurred upon surrender.
The Bank’s policyholder account balances on the consolidated balance sheets as of March 31, 2025 and March 31, 2026 are as follows:

	As of,
Description	March 31, 2025		March 31, 2026	March 31, 2026
	(In millions)
Group traditional life	Rs.	26,771.0	Rs. 23,464.7	US$	250.1
Group traditional pension		12,824.8	6,841.0		72.9
Group variable life		20,051.5	20,764.6		221.3
Group variable pension		13,296.2	12,255.1		130.6
Individual VIP pension		7,543.8	6,467.4		68.9
Statutory reserves		1,165.5	2,069.2		22.1

Total	Rs.	81,652.8	Rs. 71,862.0	US$	765.9

Unearned Revenue Reserve:
URR is calculated for all long duration universal-life type or investment contracts, including single premium contracts. Amortization of URR is recorded in Premium and other operating income from insurance business in the consolidated statements of income. URR for universal-life type or investment contracts, including single premium contracts are generally deferred and amortized into income using the same assumptions and factors used to amortize DAC (i.e., on a constant level basis). Changes in future assumptions are applied by adjusting the amortization rate prospectively. The Company has elected to implicitly account for actual experience, whether favorable or unfavorable, in its amortization of URR (i.e., Premium and other operating income from insurance business) each period.
The following table presents a roll forward of URR:

	As of March 31, 2025
Particulars	Unit-Linked Life		Unit-Linked Pension		Total
	(In millions)
Balance, beginning of the year	Rs.	945.2	Rs.	43.6	Rs.	988.8
Capitalizations		2,772.3		121.6		2,893.9
Amortization		(303.5)		(12.5)		(316.0)
Experience Adjustment		(132.2)		(6.4)		(138.6)

Balance, end of the year		3,281.8		146.3		3,428.1

	As of March 31, 2026
Particulars	Unit-Linked Life	Unit-Linked Pension	Total	Total
	(In millions)
Balance, beginning of the year	Rs. 3,281.8	Rs. 146.3	Rs. 3,428.1	US$	36.5
Capitalizations	4,149.4	321.4	4,470.8		47.6
Amortization	(759.9)	(51.1)	(811.0)		(8.6)
Experience Adjustment	(332.6)	(13.1)	(345.7)		(3.7)

Balance, end of the year	6,338.7	403.5	6,742.2		71.8

F-6
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reinsurance:
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
The effect of all reinsurance agreements on the consolidated balance sheets as of March 31, 2025 and March 31, 2026 are as follows:

	As of,
Description	March 31, 2025		March 31, 2026		March 31, 2026
	(In millions)
Direct	Rs.	2,179,868.1	Rs.	2,366,382.2	US$	25,219.9
Assumed		1,096.2		1,501.4		16.0
Total liabilities on policies in force		2,180,964.3		2,367,883.6		25,235.9
Ceded(*)		104,321.2		93,391.5		995.3

Net liabilities on policies in force	Rs.	2,076,643.1	Rs.	2,274,492.1	US$	24,240.6

(*) Reinsurance asset reported within other assets
The effects of reinsurance on the consolidated statements of income are as follows:

	As of March 31,
	2025		2026	2026
Premium and other operating income from insurance business:	(In millions)
Direct	Rs.	510,646.9	Rs. 563,319.8	US$	6,003.6
Assumed		2,581.4	3,826.5		40.8
Ceded		(14,963.1)	(21,155.9)		(225.5)

Total	Rs.	498,265.2	Rs. 545,990.4	US$	5,818.9

	As of March 31,
	2025		2026		2026
Claims and benefits paid pertaining to insurance business:	(In millions)
Direct	Rs.	537,887.7	Rs.	573,888.5	US$	6,116.3
Assumed		1,558.9		2,954.7		31.5
Ceded		(6,579.5)		(6,893.5)		(73.5)

Total	Rs.	532,867.1	Rs.	569,949.7	US$	6,074.3

F-6
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Deferred policy acquisition costs:
Information regarding total DAC by
l
ine of business as of March 31, 2025 and March 31, 2026 are as foll
o
ws:

	Year Ended March 31, 2025
	Non Par Protection	Non Par Savings	Non Par Pension	Individual Annuity	Par Health	Par Life	Par Pension	UL Life	UL Pension	Group Non par Life	Total
	(Rs. in million)
Balance at March 31, 2024	4,717.3	15,886.0	225.9	1,798.1	—	12,782.1	152.4	12,219.0	200.6	12,550.5	60,531.9
Capitalizations	5,956.9	34,826.9	218.9	2,828.1	0.1	20,087.6	390.7	21,425.5	1,483.8	17,584.5	104,803.0
Amortization	(259.1)	(1,911.8)	(40.0)	(106.9)	—	(1,088.1)	(49.2)	(3,229.4)	(110.9)	(6,667.6)	(13,463.0)
Experience Adjustment	(228.5)	(885.4)	(2.3)	(2.6)	—	(754.7)	(6.5)	(1,183.2)	(41.8)	(591.3)	(3,696.3)

Balance at March 31, 2025	10,186.6	47,915.7	402.5	4,516.7	0.1	31,026.9	487.4	29,231.9	1,531.7	22,876.1	148,175.6

	Year Ended March 31, 2026
	Non Par Protection	Non Par Savings	Non Par Pension	Individual Annuity	Par Health	Par Life	Par Pension	UL Life	UL Pension	Group Non par Life	Total	Total
	(Rs. in million)											(US$. in million)
Balance at March 31, 2025	10,186.6	47,915.7	402.5	4,516.7	0.1	31,026.9	487.4	29,231.9	1,531.7	22,876.1	148,175.6	1,579.1
Capitalizations	8,088.8	20,184.7	732.2	3,346.0	—	23,060.0	2,345.8	32,936.8	2,664.5	34,931.9	128,290.7	1,367.3
Amortization	(512.7)	(3,573.5)	(63.9)	(244.1)	—	(2,287.4)	(235.5)	(6,223.8)	(467.8)	(11,456.1)	(25,064.8)	(267.1)
Experience Adjustment	(805.9)	(4,775.3)	(25.4)	(181.0)	—	(230.8)	(39.6)	(2,158.0)	(150.8)	(1,362.5)	(9,729.3)	(103.7)

Balance at March 31, 2026	16,956.8	59,751.6	1,045.4	7,437.6	0.1	51,568.7	2,558.1	53,786.9	3,577.6	44,989.4	241,672.2	2,575.6

Value of Business Acquired (VOBA):
VOBA, an intangible asset, has been valued as the difference between the estimated Fair Value of liabilities (“FVL”) and the carrying value of those same insurance contract liabilities. The FVL for the acquired business is derived as the sum of the best estimate of liabilities (“BEL”) and the risk margin (“RM”) calculated using the same best estimate assumptions as those used in deriving the Bank’s Indian embedded value (“IEV”) as at June 30, 2023. The carrying value of those same insurance contract liabilities is derived as the LFPB plus other liability items (reserves for unmodelled products, sales inducement liability, time value of options and guarantees, and additional reserves) less reinsurance recoverable. The LFPB is determined using actuarial methodologies as the present value of expected future policy benefits to be paid to or on behalf of policyholders and certain related expenses less the present value of expected future net premiums receivable under the Bank’s insurance contracts. Future policy benefits including bonuses paid to participating policyholders are calculated using actuarial assumptions and estimates such as mortality, morbidity, persistency and discount rates. Cash flow assumptions (mortality, morbidity and persistency) are established at the policy inception and are evaluated annually to determine if an update is needed. Discount rates used to calculate net premiums are locked in at the policy inception and represent the basis to recognize interest expense in the consolidated statements of income. Discount rates used to measure the carrying value of the LFPB in the consolidated balance sheets are updated at each reporting period, and the difference between the liability balances calculated using the locked-in
discount rates and the updated discount rates is recognized in accumulated other comprehensive income / (loss). The Bank applies significant judgment in determining these assumptions and estimates.
Information regarding movement of total VOBA contracts for the year ended March 31, 2025 is as follows:

	As of March 31, 2025
	(In millions)
Balance, April 1, 2024	Rs.	204,395.7
Amortization		(16,669.1)
Experience Adjustment		(3,447.2)

Balance, March 31, 2025	Rs.	184,279.4

F-6
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information regarding movement of total VOBA contracts for the year ended March 31, 2026 is as follows:

	As of March 31, 2026
	(In millions)
Balance, April 1, 2025	Rs. 184,279.4	US$	1,964.0
Amortization	(14,527.3)		(154.8)
Experience Adjustment	(1,033.5)		(11.0)

Balance, March 31, 2026	Rs. 168,718.6	US$	1,798.2

VOBA is amortized on a constant level basis that approximates straight line amortization using the following amortization basis. This is the same as the basis of amortization used for DAC.

i)
Traditional life insurance contracts and traditional life insurance limited payment contracts (other than annuity products)—Sum assured in force, as it provides a reasonable, stable, approximation to a straight-line amortization and is reflection of insurance in force.

ii)	Annuity products—Number of policies in force, as it ensures straight line amortization.

iii)	Universal life type contracts—Number of policies in force, as it ensures straight line amortization.
Information regarding the estimated future amortization of VOBA intangibles over the next five years is as follows:

	As of March 31, 2026
Year	(In millions)
2027	Rs. 12,539.0	US$	133.6
2028	10,804.5		115.1
2029	9,247.9		98.6
2030	8,350.6		89.0
2031	7,610.7		81.1
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

F-6
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Payments and cards business fees
Payments and cards business fees include fees earned from merchant acquiring business and on Credit, Debit, Prepaid or Forex cards, among others. Cards business income includes annual and renewal fees, late and over-limit fees, currency conversion fees, as well as fees earned from interchange, cash advances and other miscellaneous transactions fees. Interchange fees are recognized upon settlement of the credit and debit card payment transactions and are generally determined on a percentage basis for credit and debit cards based on the corresponding payment network’s rates. Substantially all cards business related fees are recognized at the transaction date, except for certain time-based fees such as annual fees, which are recognized over 12 months. Payment business fees include fees earned from merchants net of interchange expenses paid to issuing banks, rentals from point-of-sale machines and merchant service charges.
Investment Management Fees
Investment management fees from the Mutual fund consists of fees from various schemes which invest in different categories of securities like Equity, Debt etc. received from asset management business.
The table below presents the fees and commissions disaggregated by revenue source for the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026.

	Fiscal year ended March 31,
	2024		2025		2026		2026
	(In millions)
Deposit related fees	Rs.	45,178.6	Rs.	49,755.2	Rs.	55,009.0	US$	586.3
Lending related fees		55,501.7		63,372.6		75,177.0		801.2
Third-party products related fees		43,049.3		49,214.3		53,358.1		568.7
Payments and cards business fees		92,568.5		104,416.2		111,003.3		1,183.0
Investment management fees		20,819.1		36,902.3		42,103.3		448.7
Others		23,848.7		20,425.9		19,918.4		212.3

Fees and commissions	Rs.	280,965.9	Rs.	324,086.5	Rs.	356,569.1	US$	3,800.2

The table below presents the fees and commissions disaggregated by segment for the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026.

	Fiscal year ended March 31,
	2024		2025		2026		2026
	(In millions)
Retail Banking	Rs.	229,890.7	Rs.	254,120.5	Rs.	275,977.0	US$	2,941.3
Wholesale Banking		27,844.8		30,699.5		35,148.4		374.6
Treasury Services		414.9		159.7		149.7		1.6
Others		22,815.5		39,106.8		45,294.0		482.7

Fees and commissions	Rs.	280,965.9	Rs.	324,086.5	Rs.	356,569.1	US$	3,800.2

23. Income taxes
Income tax expense is comprised of the following:

	Fiscal year ended March 31,
	2024		2025		2026		2026
	(In millions)
Current tax expense	Rs.	140,308.9	Rs.	199,251.5	Rs.	246,142.4	US$	2,623.3
Deferred tax expense/ (benefit)		(57,133.2)		(15,613.6)		(24,426.2)		(260.3)
Interest on income tax refund		(5,348.6)		(8,623.0)		(9,784.7)		(104.3)

Income tax expense	Rs.	77,827.1	Rs.	175,014.9	Rs.	211,931.5	US$	2,258.7

Income tax (expense)/ benefit recorded in the
other comprehensive income
was Rs.

(17,828.6
) million, Rs.
(41,283.1
) million and Rs.
54,133.2
million (US$
577.0
)
million and in additional paid-in capital was Rs. nil, Rs. nil and Rs. (10,259.4)

million for the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026, respectively.
Income before income tax expense, income tax expense and income taxes paid are substantially all from India.

9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation of taxes at the Indian statutory income tax rate, the income tax rate of the Bank’s country of domicile, to income tax expense as reported is as follows:

	Fiscal year ended March 31,
	2024			2025			2026		2026
				(In millions)
Income before income tax expense	Rs.	705,459.0		Rs.	861,546.2		Rs.	939,027.9	US$	10,007.6
Expected i ncome tax e xpense		177,549.9	25.17%		216,833.8	25.17%		236,334.5		2,518.8	25.17%
Adjustments to reconcile expected income tax to actual tax expense
Foreign tax effects		(77.3)	(0.01)%		(51.2)	(0.01)%		(639.2)		(6.8)	(0.07)%
Cross border tax laws		104.1	0.01%		165.3	0.02%		1,676.9		17.9	0.18%
Tax credit		(26.8)	0.00%		(114.1)	(0.01)%		(1,037.7)		(11.1)	(0.11)%
Interest on income tax refund, net of income tax effect		(4,125.0)	(0.58)%		(6,452.8)	(0.75)%		(7,322.5)		(78.0)	(0.78)%
Deficiencies/ (excess deductions) on Stock-based compensation		(10,645.6)	(1.51)%		1,427.1	0.17%		(1,931.5)		(20.6)	(0.21)%
Income subject to rates other than the statutory income tax rate		(1,262.0)	(0.18)%		(910.8)	(0.11)%		(4,503.5)		(48.0)	(0.48)%
Changes in tax laws or rates enacted in the current period		—	0.00%		(11,503.2)	(1.34)%		—		—	0.00%
Special reserve deduction		(5,143.2)	(0.73)%		(8,053.7)	(0.93)%		(7,550.4)		(80.5)	(0.80)%
Changes in unrecognized tax benefits of earlier years		(80,874.4)	(11.46)%		(16,515.6)	(1.92)%		(726.1)		(7.7)	(0.08)%
Other, net		2,327.4	0.32%		190.1	0.02%		(2,369.0)		(25.3)	(0.25)%

Income tax expense	Rs.	77,827.1	11.03%	Rs.	175,014.9	20.31%	Rs.	211,931.5	US$	2,258.7	22.57%

The tax effects of significant temporary differences are as follows:

	As of March 31,
	2025		2026		2026
	(In millions)
Tax effect of:
Deductible temporary differences:
Allowance for credit losses	Rs.	69,769.8		Rs. 74,369.3	US$	792.6
Investments		235.4		31,891.6		339.9
Lease liabilities		37,099.8		41,612.1		443.5
Undistributed policyholders earnings account		32,960.6		40,288.6		429.4
Accrued expenses and other liabilities - Employee benefits		4,062.2		5,278.9		56.3
Borrowings		10,468.3		3,292.5		35.1
Stock-based compensation		19,009.0		17,824.2		190.0
Others (*)		734.9		17,767.9		189.2

Deferred tax asset		174,340.0		232,325.1		2,476.0

Taxable temporary differences:
ROU asset		37,087.5		41,563.7		443.0
Property and equipment		5,795.7		6,083.3		64.8
Loans		9,992.1		10,553.1		112.5
Intangible assets		306,920.5		301,714.5		3,215.5
Investments		92,614.8		32,347.7		344.7
Liabilities on policies in force		26,315.8		67,929.9		724.0
Others (**)		9,438.9		4,023.7		42.9

Deferred tax liability		488,165.3		464,215.9		4,947.4

Net deferred tax asset/ (liability)	Rs.	(313,825.3)	Rs.	(231,890.8)	US$	(2,471.4)

(*)	Others in current year include deferred taxes on outside basis differences related to investments in affiliates amounting to R s 16,453.9 million
(**)	On the sale of the Bank’s stake in HDBFSL, the deferred tax liability amounting to Rs. 3,375 million recognized in the previous year has been reversed in the fiscal 2026.

F-
70

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management believes that the realization of the recognized deferred tax assets is more likely than not and the realization is based on a combination of reversing taxable temporary differences and expectations as to future income before income tax expense.
The total unrecognized tax benefit as of March 31, 2025 and March 31, 2026 is Rs. 6,717.3 million and Rs. 6,203.7 million (US$ 66.1 million), respectively. The major income tax jurisdiction for the Bank is India. The open tax years (first assessment by the taxing authorities) are pending from fiscal year 2019 onwards. However, appeals filed by the Bank are pending with various local tax authorities in India for earlier tax years.
A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	Fiscal year ended March 31,
	2024		2025		2026		2026
	(In millions)
Opening balance	Rs.	48,792.1	Rs.	22,042.3	Rs.	6,717.3	US$	71.5
Increase related to acquisition of eHDFC		52,980.5		—		—		—
Decrease related to prior year tax positions		(80,874.4)		(16,515.6)		(726.1)		(7.7)
Increase related to current year tax positions		1,144.1		1,190.6		212.5		2.3

Closing balance	Rs.	22,042.3	Rs.	6,717.3	Rs.	6,203.7	US$	66.1

The
 Bank’s total unrecognized tax benefits, if recognized, would reduce the income tax expense by Rs.
6,717.3
 million and Rs.
6,203.7
 million (US$
66.1
)
million as of March 31, 2025 and March 31, 2026, respectively, and thereby would affect the Bank’s effective tax rate. All of the Bank’s unrecognized tax benefits are presented as unrecognized refund claims.
24. Stock
Stock-based compensation
The stock-based compensation plans of the
Bank
are as follows:
By way of an ordinary resolution on July 19, 2025, the shareholders of the Bank approved, through postal ballot, the issuance of bonus shares, in the proportion of one bonus equity share of

Rs.
 1
each for every one fully
paid-up
equity share held as of the record date (August 27, 2025). Accordingly, the Bank allotted

7,677,039,761
equity shares as bonus shares on August 28, 2025 by utilization of share premium. All shares/ADS and per share/ADS information in the financial results reflect the effect of the bonus shares issuance retrospectively. One ADS continues to represent three equity shares.
Employee Stock Option Scheme (“ESOP”)
The shareholders of the Bank approved in January 2000 Plan “A”, in June 2003 Plan “B”, in June 2005 Plan “C”, in June 2007 Plan “D”, in June 2010 Plan “E”, in June 2013 Plan “F”
,
 in July 2016 Plan “G” and in August 2024 Plan “H” of the Employee Stock Option Schemes (the “Plans”). The Bank reserved 200.0 million equity shares, with an aggregate nominal value of Rs.200.0 million, for issuance under each Plan “A”, “B” and “C”. Under Plan “D”, the Bank reserved 300.0 million equity shares with an aggregate nominal value of Rs.300.0 million. The Bank reserved 400.0 million equity shares with an aggregate nominal value of Rs. 400.0 million, for issuance under each of Plan “E”, “F” and “G”.Under Plan H the Bank reserved 190.0 million equity shares with an aggregate nominal value of Rs. 190.0 million. Under the terms of each of these Plans, the Bank may issue stock options to employees and whole-time directors of the Bank, each of which is convertible into one equity share.
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

F-
71

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Such options vest at the discretion of the NRC. These options are exercisable for a period following vesting at the discretion of the NRC, subject to a maximum of five years, as set forth at the time of the grant. Presently, there are no stock options issued and outstanding under Plan A, Plan B, Plan C and Plan D.
During the fiscal year ended March 31, 2024, the NRC approved, under Plan E the grant of

10,150,720

options, under
Plan F the grant of 25,067,180
options and under
 Plan G the grant of

13,551,480
 options (Schemes 45 to 55). During the fiscal year ended March 31, 2025, the NRC approved, under Plan G and Plan H, the grant of
1,147,600
 and
45,145,720
options
,
respectively
(Schemes 56 to 59). During the fiscal year ended March 31, 2026, the NRC approved, under Plan H, the grant of
39,333,316
options (Schemes 60 to 62).
Under the terms of the Amalgamation agreement, upon the completion of the merger of eHDFC in fiscal 2024, 48,559,681 options (viz. prior to giving effect to the 1:1 bonus issue on August 28, 2025)
with a
 face value of Rs. 1.0 each were granted to the merged employees as replacement of their options with eHDFC.
Restricted Stock Units (“RSUs”)
On May 14, 2022, the shareholders of the Bank approved the Employees’ Stock Incentive Master Scheme 2022 (“ESIS-2022”). The Bank reserved 200.0 million equity shares with an aggregate nominal value of Rs.200.0 million, for the grant of Restricted Stock Units (“RSUs”). Grants under ESIS-2022 can be made over a period of four years from the date of approval by the NRC i.e., until May 13, 2026. Under the terms of ESIS-2022, the Bank may issue RSUs, each of which is convertible into one equity share, to employees and whole-time directors of the Bank. ESIS-2022 provides for issuance of RSUs at a face value of Rs.1.0 at the recommendation of the NRC. Such RSUs vest at the discretion of the NRC and are exercisable for a period following the vesting at the discretion of the NRC, subject to a maximum period of four years, as set forth at the time of the grant.
During

the fiscal year ended March 31, 2024, the NRC approved, under ESIS-2022, the grant of
18,708,448
RSUs (scheme RSU 004 to RSU 006) to the employees of the Bank. During the fiscal year ended March 31, 2025, the NRC approved, under ESIS-2022, the grant of
12,509,150
RSUs (scheme RSU 007 to RSU 009) to the employees of the Bank. During the fiscal year ended March 31, 2026, the NRC approved, under ESIS-2022, the grant of
12,103,168
RSUs (scheme RSU 12 to RSU 17) to the employees of the Bank.
Modification of employee stock option schemes
During the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026, there were no modifications to employee stock option schemes.
Assumptions used
The fair value of employee stock option schemes has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

Fiscal years ended March 31,
	2024	2025	2026
Dividend yield	0.67%-0.71%	0.73%-1.03%	0.75%-1.09%
Expected volatility	21.91%-27.42%	23.30%-27.70%	20.96%-26.41%
Risk-free interest rate	7.21%-7.55%	6.75%-7.24%	6.20%-6.98%
Expected term (in years)	4.50-7.25	4.49-7.21	4.74-7.31
The fair value of restricted stock units has been estimated on the dates of each grant using a binomial option pricing model with the following assumptions:

Fiscal years ended March 31,
	2024	2025	2026
Dividend yield	0.65%-1.17%	0.77%-1.20%	1.09%-1.35%
Expected volatility	21.32%-35.35%	20.32%-27.55%	18.25%-23.18%
Risk-free interest rate	6.85%-7.18%	6.84%-6.89%	5.86%-6.33%
Expected term (in years)	1.0- 4.0	1.0- 4.0	1.0 - 4.0
The Bank recognizes compensation expense related to stock-based compensation plans over the requisite service period, generally based on the instruments’ grant-date fair value, reduced by expected forfeitures. Ultimately, the compensation cost for all awards that vest is recognized.

F-7
2

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activity and other details
Activity in the options available to be granted under the employee stock option scheme is as follows:

	Number of options available to be granted fiscal year ending March 31,
	2024	2025	2026
Options available to be granted, beginning of period	108,428,330	64,983,834	217,643,568
Equity shares allocated for grant under the plan	—	190,000,000	—
Options granted	(48,769,380)	(46,293,320)	(39,333,316)
Forfeited/lapsed	5,324,884	8,953,054	7,576,028

Options available to be granted, end of period	64,983,834	217,643,568	185,886,280

Activity in the RSUs outstanding under the various Employees’ Stock Incentive Master Scheme is as follows:

	Number of RSUs available to be granted fiscal year ending March 31,
	2024	2025	2026
RSUs available to be granted, beginning of period	194,218,000	175,923,152	164,883,974
Equity shares allocated for grant under the plan	—	—	—
RSUs granted	(18,708,448)	(12,509,150)	(12,103,168)
Forfeited/lapsed	413,600	1,469,972	1,771,614

RSUs available to be granted, end of period	175,923,152	164,883,974	154,552,420

Activity in the options outstanding under the employee stock option scheme is as follows:

	Fiscal years ended March 31,
	2024		2025		2026
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Options outstanding, beginning of period	303,364,922	Rs. 632.43	351,318,848	Rs. 653.97	282,749,020	Rs. 706.63
Addition on account of eHDFC merger	97,119,362	562.39	—	—
Granted	48,769,380	805.92	46,293,320	864.92	39,333,316	965.16
Exercised	(92,609,932)	566.86	(105,910,094)	599.21	(80,542,270)	634.70
Forfeited	(4,396,004)	681.90	(7,954,956)	740.71	(5,454,290)	825.04
Lapsed	(928,880)	575.94	(998,098)	639.63	(2,121,738)	678.92

Options outstanding, end of period	351,318,848	Rs. 653.97	282,749,020	Rs. 706.63	233,964,038	Rs. 772.53

Options exercisable, end of period	197,659,712	Rs. 600.83	162,671,074	Rs. 639.96	128,774,138	Rs. 691.48
Weighted average fair value of options granted during the year		Rs. 303.64		Rs. 328.33		Rs. 364.64
Activity in the RSUs outstanding under the various Employees’ Stock Incentive Master Scheme is as follows:

	Fiscal years ended March 31,
	2024		2025		2026
	Units	Weighted average exercise price	Units	Weighted average exercise price	Units	Weighted average exercise price
RSUs outstanding, beginning of period	5,782,000	Rs. 1.0	23,443,608	Rs. 1.0	29,770,856	Rs. 1.0
Granted	18,708,448	1.0	12,509,150	1.0	12,103,168	1.0
Exercised	(633,240)	1.0	(4,711,930)	1.0	(8,382,710)	1.0
Forfeited	(407,000)	1.0	(1,367,662)	1.0	(1,417,772)	1.0
Lapsed	(6,600)	1.0	(102,310)	1.0	(353,842)	1.0

RSUs outstanding, end of period	23,443,608	Rs. 1.0	29,770,856	Rs. 1.0	31,719,700	Rs. 1.0

RSUs exercisable, end of period	752,140	Rs. 1.0	2,414,396	Rs. 1.0	2,886,168	Rs. 1.0
Weighted average fair value of RSUs granted during the year		Rs. 782.72		Rs. 862.34		Rs. 952.26

F-7
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes information about stock options outstanding as of March 31, 2026:

		As of March 31, 2026
Plan	Range of exercise price	Number of shares arising out of options	Weighted average remaining life (years)	Weighted average exercise price
Plan E	Rs. 818.45 (or US$ 8.72)	8,961,100	4.00	Rs. 818.5
Plan F	Rs. 818.45 (or US$ 8.72)	21,432,440	3.98	Rs. 818.5
Plan G	Rs. 617.90 to Rs. 836.55 (or US$ 6.59 to US$ 8.92)	87,535,624	2.37	Rs. 705.1
Plan H	Rs. 838.65 to Rs. 966.50 (or US$ 8.94 to US$ 10.30)	81,471,576	5.70	Rs. 913.3
eHDFC	Rs. 80.40 to Rs. 934.44 (or US$ 0.86 to US$ 9.96)	34,563,298.0	1.63	Rs. 570.97
The following summarizes information about RSUs outstanding as of March 31, 2026:

		As of March 31, 2026
Plan	Range of exercise price	Number of shares arising out of units	Weighted average remaining life (years)	Weighted average exercise price
ESIS-2022	Rs. 1.00 (or US$ 0)	31,719,700	2.45	1.00
The intrinsic value, of options exercised during the years ended March 31, 2024, March 31, 2025 and March 31, 2026 at the grant date was Rs. 5,249.6 million, Rs. 7,049.2 million and Rs. 5,687.6 million, respectively, and at the exercise date was Rs. 14,548.0 million, Rs. 33,349.8 million and Rs. 8,039.0 million, respectively. The aggregate intrinsic value as of the grant date and as of March 31, 2026 attributable to options which are outstanding as of March 31, 2026 was Rs. 10,591.6 million (previous year Rs.
16,009.7

million) and Rs. 8,420.1 million (previous year Rs. 58,662.2 million), respectively. The aggregate intrinsic value as of the grant date and as of March 31, 2026 attributable to options exercisable as of March 31, 2026 was Rs.9,828.2 million (previous year Rs. 15,158.2 million) and was Rs. 8,164.9 million (previous year Rs. 44,594.6 million), respectively. Total stock-based compensation expense recognized for the ESOP’s under these plans was Rs. 17,379.5 million, Rs. 13,878.7 million and Rs. 12,636.4 million during the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026, respectively.
The income tax (expense)/ benefit
of the stock-based compensation expense was Rs. 20,166.2 million, Rs. (1,157.2
) million and Rs. (1,184.8) million during the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026, respectively. The
i
ncome tax benefit from options exercised during the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026 was Rs. 5,561.5 million, Rs. 7,041.2 million and Rs. 8,820.2 million, respectively. As of March 31, 2026, there were 105,189,900 unvested options (previous year 120,077,946) with weighted average exercise price of Rs. 871.8 (previous year Rs. 797.0) and the aggregate intrinsic value at the grant date and as of March 31, 2026 was Rs.763.3 million (previous year Rs. 851.5 million) and Rs. 255.2 million (previous year Rs. 14,067.6 million), respectively. As of March 31, 2026, the total estimated stock-based compensation expense to be recognized in future periods was Rs. 16,291.1 million. This is expected to be recognized over a weighted average period of 2.1 years.
The intrinsic value, of RSUs exercised during the fiscal years ended March 31, 2025 and March 31, 2026 at the grant date was Rs. 3,586.4 million and Rs. 6,667.2 million, respectively, and at the exercise date was Rs. 4,304.8 million, and Rs. 6,124.0 million, respectively. The aggregate intrinsic value as of the grant date and as of March 31, 2026 attributable to RSUs which were outstanding as of March 31, 2026 was Rs. 28,034.9 million (previous year Rs. 24,360.4 million) and Rs. 23,172.8 million (previous year Rs. 27,198.7 million), respectively. The aggregate intrinsic value as of the grant date and as of March 31, 2026 attributable to RSUs exercisable as of March 31, 2026 was Rs. 2,330.9 million (previous year Rs. 1,854.3 million) and Rs.
2,108.5 million (previous year Rs. 2,205.8 million), respectively. Total stock-based compensation expense recognized for the RSUs under these plans was Rs. 9,532.3 million (previous year Rs. 10,755.2 million) during the fiscal year ended March 31, 2026. As of March 31, 2026, there were 28,833,532 (previous year 27,356,460) unvested RSUs with a weighted average exercise price of Rs.1.0 (previous year Rs. 1.0) and the aggregate intrinsic value at the grant date and as of March 31, 2026 was Rs. 25,704.0 million (previous year Rs. 22,506.2 million) and Rs. 21,064.3 million (previous year Rs. 24,992.9 million), respectively. As of March 31, 2026, the total estimated stock-based compensation expense for the RSUs to be recognized in future periods was Rs. 12,231.2 million. This is expected to be recognized over a weighted average period of 2.0 years.
HDFC Life Insurance Company Limited (“HDFC Life”)
HDFC Life has granted options of its equity shares to employees under various schemes. The exercise price of the options granted was determined based on the closing price of the shares of the HDFC Life immediately prior to the grant date. In case the shares are listed on more than one stock exchange, the exchange with the highest trading volume is considered.
Total number of outstanding options is 11,027,288 as of March 31, 2026 of which 7,143,862 are exercisable. Additionally, total number of outstanding RSUs is 702,152 as on March 31
,
2026 of which nil are exercisable.

F-7
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

HDFC Asset Management Company Limited (“HDFC AMC”)
HDFC AMC has granted options of its equity shares to employees and directors of HDFC AMC under various schemes. The exercise price of the options granted was based on the latest available closing price of the shares of the HDFC AMC on National Stock Exchange of India Limited.
Total number of outstanding options is 5,378,785 as o
f
 March 31, 2026 of which 2,479,033 are
exercisable. Additionally, total number of outstanding RSUs is 499,090 as on
March 31, 2026
of

which nil are exercisable.
HDFC Capital Advisors Limited (“HDFC Capital”)
HDFC Capital has granted options of its equity shares to employees under the ESOP-2021 scheme. The exercise price of the options granted was determined by an independent valuer appointed by the Board of Directors.
Total number of outstanding options is 131,283 as o
f
March 31, 2026 of which nil are exercisable.
HDFC Securities Limited (“HSL”)
HSL has granted options of its equity shares to employees and directors under the
ESOS-II
scheme. The exercise price of the options granted was determined by considering the average price of two independent valuer reports.
Total number of outstanding options is 602,704 as on March 31, 2026 out of which 277,268 are exercisable.
HDB Financial Services Limited (“HDBFSL”)
HDBFSL has granted options of its equity shares to employees and directors of HDBFSL under various schemes. The exercise price of the options granted was determined by an independent valuer.
Total number of outstanding options is 10,526,098 as o
f
 March 31, 2026 out of which 4,387,891 are exercisable.

F-7
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25. Retirement benefits
Gratuity
In accordance with Indian law, the Bank provides for gratuity, a defined benefit retirement plan, covering eligible employees. The plan provides for lump sum payments to vested employees at retirement, resignation, death while in employment or on termination of employment in an amount equivalent to

15

days’ eligible salary (30 days for eHDFC employees up to July 1, 2023) payable for each completed year of service. Vesting occurs upon completion of five years of service. The Bank makes annual contributions to funds administered by trustees and managed by insurance companies for amounts notified by said insurance companies, and in respect of certain employees, the Bank makes contributions to a fund set up for the purpose and administered by the boards of trustees of such funds. The contributions are invested in specific designated instruments as permitted by Indian law. The Bank accounts for the liability for future gratuity benefits using the projected unit cost method based on an actuarial valuation done on March 31 of every year.
The following table sets out the funded status of the gratuity plan and the amounts recognized in the Bank’s consolidated financial statements as of March 31, 2025 and March 31, 2026:

	As of March 31,
	2025	2026	2026
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs. 17,591.9	Rs. 21,377.2	US$	227.8
Service cost	3,213.5	3,717.2		39.6
Interest cost	1,313.5	1,551.2		16.5
Past service cost*	—	9,564.8		101.9
(Gains)/Losses on Curtailment	—	(223.6)		(2.4)
Actuarial(gains)/ losses	611.7	(1,273.0)		(13.6)
Benefits paid	(1,353.4)	(1,216.1)		(13.0)

Projected benefit obligation, end of the period	21,377.2	33,497.7		356.8

Change in plan assets:
Fair value of plan assets, beginning of the period	18,951.8	20,230.0		215.6
Expected return on plan assets	1,283.4	1,340.3		14.3
Actuarial gains/(losses)	237.5	(1,234.9)		(13.2)

Actual return on plan assets	1,520.9	105.4		1.1
Employer contributions	1,010.2	1,988.4		21.2

Benefits paid	(1,252.9)	(1,063.5)		(11.3)

Fair value of plan assets, end of the period	20,230.0	21,260.3		226.6

Funded Status	Rs. (1,147.2)	Rs. (12,237.4)	US$	(130.2)

*
On November 21, 2025, the Government of India notified four labour codes - the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020, collectively referred to as the ‘New Labour Codes’. The financial impact arising from these regulatory changes has been accounted for.

The Bank’s expected contribution to the gratuity fund for the next fiscal year is estimated at R
s.
12,393.8
 million. The accumulated benefit obligation as of March 31, 2025 and March 31, 2026 was Rs.
15,065.6
 million and Rs.
24,373.1
 million, respectively. The vested accumulated benefit obligation as o
f
 March 31, 2025 and March 31, 2026 was Rs.
13,143.1
 million and Rs.
22,108.9
 million, respectively.

F-7
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net gratuity cost for the years ended March 31, 2024, March 31, 2025 and March 31, 2026 comprised the following components:

	Fiscal years ended March 31,
	2024		2025	2026	2026
	(In millions)
Service cost	Rs.	1,968.8	Rs. 3,213.5	Rs. 3,717.2	US$ 39.6
Interest cost		981.3	1,313.5	1,551.2	16.5
Past service cost amortized		—	—	1,114.9	11.9
(Gains)/Losses on Curtailment		—	—	(223.6)	(2.4)
Expected return on plan assets		(1,036.1)	(1,283.4)	(1,340.3)	(14.3)
Actuarial (gains)/losses		(3,196.5)	374.2	(38.1)	(0.4)

Net gratuity cost	Rs.	(1,282.5)	Rs. 3,617.8	Rs. 4,781.3	US$ 50.9

The Bank’s expected past service cost amorti
za
tion for the next fiscal year is estimated at Rs. 1,636.6 million. Average remaining service period for past service cost is 1 to 13 years.
The assumptions used in accounting for the gratuity plan are set out below:

Fiscal years ended March 31,
	2024	2025	2026
(% per annum)
Discount rate(*)	7.2 - 8.3	6.5-8.1	6.9-8.5
Rate of increase in compensation levels of covered employees	3.0-15.0	4.0-14.0	4.0-13.0
Rate of return on plan assets	6.5-7.4	6.5-7.0	5.7-8.5
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table

(*)	Weighted average assumptions are used to determine both benefit obligations and net periodic benefit cost.
The rate of return on plan assets is based on historical returns, the current market conditions, anticipated future assets allocation and expected future returns. The rate of return on plan assets represents a long-term average view of the expected return.
The following benefit payments, which includes benefits attributable to expected future service, as appropriate, are expected to be paid.

Fiscal years ending March 31,	Benefit payments
(In millions)
2027	Rs. 4,658.1
2028	4,056.4
2029	3,948.7
2030	3,803.7
2031	3,504.3
2032 - 2036	15,685.9
The expected benefit payments are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2026.

F-7
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The gratuity contributions of the Bank which are administered by a trust set up for the purpose, are managed by two insurance companies, and, in respect of certain employees, the funds are invested by the trust set up for said purpose. The overall asset allocation of the gratuity fund by the two insurance companies is structured so as to provide stable earnings while still allowing for potentially higher returns through an investments in equity securities.
As of March 31, 2026, the plan assets as a percentage of the total funds were as follows:

	As of March 31, 2026
	Funds managed by insurance company (1)(*)	Funds managed by insurance company (2)(*)	Funds managed by trust
Government securities	70.1%	24.7%	34.6%
Debenture and bonds	6.8%	31.7%	38.5%
Equity securities	10.6%	38.2%	7.3%
Other	12.5%	5.4%	19.6%

Total	100.0%	100.0%	100.0%

(*)	The data pertaining to plan investment assets measured at fair value by level and in total as of March 31, 2026 are provided separately.
Pension
In respect of pensions payable to certain eCBoP employees, which are payable pursuant to a defined benefit scheme, the Bank contributes 10% of basic salary to a pension fund set up by the Bank and administered by such fund’s board
of trustees, and the balance amount is provided based on an actuarial valuation at the balance sheet date conducted by an independent actuary. In respect of employees who have moved to a cost to company (“CTC”) driven compensation structure and have completed services up to 15 years as o
f
 the date of movement to a CTC driven compensation structure, any contribution made until such date, and any additional one-time
contribution made for employees (who have completed more than 10 years but less than 15 years) stand frozen and will be converted into an annuity on separation after a lock-in-period
of two years. Hence, for this category of employees, liability stands frozen and no additional provision is required except for interest, if any. In respect of employees who accepted the offer and have completed 15 years of service,
the pension would be paid based on the employee’s salary as of the date of movement to a CTC driven compensation structure and a provision is made based on an actuarial valuation at the balance sheet date conducted by an independent actuary.

F-7
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets out the funded status of the pension plan and the amounts recognized in the Bank’s consolidated financial statements as of March 31, 2025 and March 31, 2026:

	As of March 31,
	2025	2026	2026
	(In millions)
Change in benefit obligations:
Projected benefit obligation (“PBO”), beginning of the period	Rs. 987.3	Rs. 1,250.3	US$	13.3
Past service cost*	—	31.2		0.3
Service cost	28.4	86.6		0.9
Interest cost	71.6	—		—
Actuarial (gains)/losses	274.7	(70.2)		(0.7)
Benefits paid	(111.7)	(87.8)		(0.9)

Projected benefit obligation, end of the period	1,250.3	1,210.1		12.9

Fair value of plan assets, beginning of the period	161.5	161.5		1.7
Expected return on plan assets	10.5	12.7		0.1

Actuarial gains/(losses)	1.3	(3.7)		—

Actual return on plan assets	11.8	9.0		0.1
Employer contributions	99.9	145.3		1.5

Benefits paid	(111.7)	(87.8)		(0.9)

Fair value of plan assets, end of the period	161.5	228.0		2.4

Funded Status	Rs. (1,088.8)	Rs. (982.1)	US$	(10.5)

*
On November 21, 2025, the Government of India notified four labour codes - the Code on Wages, 2019, the Industrial Relations Code, 2020, the Code on Social Security, 2020, and the Occupational Safety, Health and Working Conditions Code, 2020, collectively referred to as the ‘New Labour Codes’. The financial impact arising from these regulatory changes has been accounted for.

The Bank’s expected contribution to the pension fund for the next fiscal year is estimated at Rs.

123.4
 million. The accumulated benefit obligation as of March 31, 2025 and March 31, 2026 was Rs.
833.9
 million and Rs.
829.5
 million, respectively. The vested accumulated benefit obligation as of March 31, 2025 and March 31, 2026 was Rs.
545.7
 million and Rs.
539.9
 million, respectively.
Net pension cost for the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026 comprised the following components:

	As of March 31,
	2024	2025	2026	2026
	(In millions)
Service cost	Rs. 16.0	Rs. 28.4	Rs. 31.2	US$	0.3
Interest cost	76.4	71.6	86.6		0.9
Expected return on plan assets	(6.5)	(10.5)	(12.7)		(0.1)
Actuarial (gains)/losses	(33.4)	273.4	(66.5)		(0.7)

Net pension cost	Rs. 52.5	Rs. 362.9	Rs. 38.6	US$	0.4

9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assumptions used in accounting for the pension plan are set out below:

	Fiscal years ended March 31,
	2024	2025	2026
	(% per annum)
Discount rate(*)	7.7	7.2	7.7
Rate of increase in compensation levels of covered employees	7.0	7.0	7.0
Rate of return on plan assets	6.5	6.5	6.5
Mortality rates used are based on the published “Indian Assured Lives Mortality (2012-2014) Ultimate” table.

(*)	Weighted average assumptions are used to determine both benefit obligations and net periodic benefit cost.
The following benefit payments, which include benefits attributable to expected future service, as appropriate, are expected to be paid.

Fiscal years ending March 31,	Benefit payments
(In millions)
2027	Rs. 109.0
2028	114.5
2029	142.0
2030	168.0
2031	161.9
2032-2036	870.2
The expected benefits are based on the same assumptions used to measure the Bank’s benefit obligations as of March 31, 2026.
The retirement funds of a section of the employees are managed by a trust set up for such purpose. The trust essentially manages the defined retirement benefit plans belonging to certain employees. The funds are mainly invested in government securities and other corporate bonds. The weighted-average asset allocation of such plan assets for the pension benefits as of March 31, 2026 is as follows:

Asset category	Funds managed by trust
Government securities	88.6%
Debenture and bonds	11.4%
Other	—

Total	100.0%

For information on fair value measurements, including descriptions of Levels 1, 2 and 3 of the fair value hierarchy and the valuation methods employed by the Bank, see note 33—Fair value measurements.

F-
80

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan investment assets for gratuity funds and the pension fund measured at fair value by level and in total as of March 31, 2025 and March 31, 2026 are summarized in the table below.

	As of March 31, 2025						As of March 31, 2026
	Level 1		Level 2		Level 3		Level 1		Level 2		Level 3
	(In millions)
Funds managed by insurance company (1)	Rs.	—	Rs.	—	Rs.	769.1	Rs.	—	Rs.	—	Rs.	840.2
Funds managed by insurance company (2)		—		15,803.1		—		—		16,703.4		—
Funds managed by trust
— Government securities		—		1,799.5		—		—		1,491.7		—
— Debenture and bonds		—		1,131.1		—		—		1,456.0		—
— Others		649.8		238.9		—		935.1		61.9		—

Total	Rs.	649.8	Rs.	18,972.6	Rs.	769.1	Rs.	935.1	Rs.	19,713.0	Rs.	840.2

							US$	10.0	US$	210.0	US$	9.0

The table below presents a reconciliation of all Plan investment assets measured at fair value using significant unobservable inputs (Level 3) during the fiscal years ended March 31, 2025 and March 31, 2026.

	Funds managed by Insurance companies as of March 31,
	2025	2026	2026
	(In millions)
Particulars
Opening balance	Rs. 859.1	Rs. 769.1	US$	8.2
Realized interest credited to fund	70.2	59.9		0.6
Contribution during the period	88.6	191.6		2.0
Amount paid towards claim	(248.8)	(180.4)		(1.9)

Closing balance	Rs. 769.1	Rs. 840.2	US$	8.9

Superannuation
Eligible employees of the Bank are entitled to receive retirement benefits under the Bank’s superannuation fund. The superannuation fund is a defined contribution plan under which the Bank annually contributes a sum equivalent to 13% of the employee’s eligible annual salary (15%
for the Managing Director, Executive Directors and for certain employees of eCBoP) to the insurance companies in India that administer the fund. The Bank has no liability for future superannuation fund benefits other than its annual contribution, and the Bank recognizes such contributions as an expense in the year incurred. The Bank incurred Rs.

3,106.6
 million, Rs.
3,576.8
 million and Rs.
4,099.4

million of superannuation expenses for the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026, respectively.
Provident fund
In accordance with Indian law, eligible employees of the Bank are entitled to receive benefits under the provident fund, a defined contribution plan in which both the employee and the Bank contribute monthly at a determined rate (currently 12% of an employee’s eligible salary). These contributions are made to a fund set up by the Bank and administered by a board of trustees, except that, out of the employer’s contribution, an amount equal to 8.33% of the lower of employee’s monthly eligible salary or Rs. 0.015 million, is contributed by the Bank to the Pension Scheme administered by the Regional Provident Fund Commissioner. Employees are credited with interest, which is subject to a government specified minimum rate. The Bank has no liability for future provident fund benefits other than its annual contribution and the shortfall, if any, between the government-specified minimum rate and the yield on the fund’s assets, and recognizes such contributions as an expense in the year incurred. The amount contributed was

Rs. 11,683.9 million, Rs. 12,569.0 million and Rs. 13,136.6 million to the Provident Fund Trust and Regional Provident Fund Commissioner for the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026, respectively.
National Pension Scheme
In respect of employees who opt for contribution to the National Pension Scheme, the Bank contributes a certain percentage of the basic salary of such employees to the aforesaid scheme, a defined contribution plan, which is managed and administered by pension fund management companies. The Bank has no liability other than its contribution, and recognizes such contributions as an expense in the year incurred. The amount contributed was Rs. 161.6 million, Rs. 310.0 million and Rs. 654.6 million to the National Pension Scheme for the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026, respectively.
Compensated absences
The Bank has provided for unutilized leave balances as of March 31, 2026 standing to the credit of each employee on an actuarial valuation conducted by an independent actuary.

F-
81

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

26. Financial instruments
Foreign exchange and derivative contracts
The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps, rupee interest rate swaps, and interest rate futures with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks.
Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange the principal amount at maturity based on predetermined rates. Interest rate swaps are commitments to exchange fixed and floating rate interest cash flows. A forward rate agreement gives the buyer the ability to determine the underlying rate of interest for a specified period commencing on a specified future date (the settlement date) when the settlement amount is determined as the difference between the contracted rate and the market rate on the settlement date. Currency options give the buyer the right, but not an obligation, to buy or sell specified amounts of currency at agreed rates of exchange on or before a specified future date. Interest rate futures are a futures contract with an interest-paying underlying product. A contract is an agreement between a buyer and a seller for the delivery of an interest-bearing asset in the future.
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
The following table presents the aggregate notional principal amounts of the Bank’s outstanding forward exchange and other derivative contracts as of March 31, 2025 and March 31, 2026, together with the fair value on each reporting date.

	As of March 31, 2025
	Notional	Gross Assets	Gross Liabilities	Net Fair Value
	(In millions)
Interest rate derivatives	Rs. 10,191,133.7	Rs. 58,654.3	Rs. 48,979.2	Rs. 9,675.1
Forward rate agreements	615,831.9	15,507.0	5,676.8	9,830.2
Currency options	291,621.4	1,065.3	1,332.6	(267.3)
Currency swaps	462,773.9	19,180.2	4,360.8	14,819.4
Forward exchange contracts	12,934,924.7	85,405.6	83,216.7	2,188.9

Total	Rs. 24,496,285.6	Rs. 179,812.4	Rs. 143,566.1	Rs. 36,246.3

	As of March 31, 2026
	Notional	Gross Assets	Gross Liabilities	Net Fair Value	Notional		Net Fair Value
	(In millions)
Interest rate derivatives	Rs. 8,467,050.6	Rs. 51,288.9	Rs. 61,564.1	Rs. (10,275.2)	US$	90,238.2	US$	(109.5)
Forward rate agreements	550,017.3	6,429.2	19,397.2	(12,968.0)		5,861.8		(138.2)
Currency options	177,937.4	2,555.9	2,633.3	(77.4)		1,896.4		(0.8)
Currency swaps	385,664.3	38,377.7	10,715.0	27,662.7		4,110.2		294.8
Forward exchange contracts	22,094,905.6	525,554.8	483,966.7	41,588.1		235,478.1		443.2

Total	Rs. 31,675,575.2	Rs. 624,206.5	Rs. 578,276.3	Rs. 45,930.2	US$	337,584.7	US$	489.5

The Bank has not designated the above contracts as accounting hedges and, accordingly, the contracts are recorded at fair value on the balance sheet with changes in fair value recorded in net income. The gross assets and the gross liabilities are recorded in “Other assets” and “Accrued expenses and other liabilities”, respectively, on the consolidated balance sheets.

F-8
2

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes certain information related to derivative amounts recognized in income:

	Non-interest revenue, net– Derivatives for the fiscal years ended March 31,
	2024	2025	2026	2026
	(In millions)
Interest rate derivatives	Rs. 1,762.6	Rs. 19,426.5	Rs. (14,950.2)	US$ (159.3)
Forward rate agreements	2,089.6	7,407.1	(19,816.1)	(211.2)
Currency options	194.0	421.7	(562.9)	(6.0)
Currency swaps	10,242.9	9,511.0	28,175.6	300.2
Forward exchange contracts	4,269.4	877.9	21,266.8	226.7

Total gains/(losses)	Rs. 18,558.5	Rs. 37,644.2	Rs. 14,113.2	US$ 150.4

Offsetting
The following table shows the impact of netting arrangements on derivative financial instruments, repurchase and reverse repurchase agreements that are subject to enforceable master netting arrangements or similar agreements, but are not offset.
The Bank enters into International Swaps and Derivatives Association, Inc. (“ISDA”) master netting agreements or similar agreements with substantially all of the Bank’s foreign exchange and derivative contract counterparties. These master netting agreements, give the Bank, in the event of default by the counterparty, the right to liquidate collateral held or placed and to offset receivables and payables with the same counterparty. In the table below, the Bank has presented the gross derivative assets and liabilities adjusted for the effects of master netting agreements and collateral received or pledged.
Transactions with counterparties for securities sold under agreements to repurchase (“repos”) and securities purchased under agreements to resell (“reverse repos”) are settled through the Clearing Corporation of India Limited (“CCIL”), a centralized clearinghouse. Collateral received or pledged is comprised of highly liquid investments. For undertaking the above transactions, power of attorney is executed by the Bank and the counterparties in favor of CCIL to liquidate the securities pledged in the event of default.

	As of March 31, 2025
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset
	Gross Amounts	Amounts offset	Net amounts reported in the balance sheet	Financial instruments	Financial collateral (1)	Net amount
	(In millions)
Financial assets
Derivative assets	Rs. 179,812.4	Rs. —	Rs. 179,812.4	Rs. 101,801.0	Rs. 17,969.6	Rs. 60,041.8
Securities purchased under agreements to resell	349,210.7	—	349,210.7	—	349,210.7	—
Financial liabilities
Derivative liabilities	Rs. 143,566.1	Rs. —	Rs. 143,566.1	Rs. 101,801.0	Rs. 10,955.8	Rs. 30,809.3
Securities sold under repurchase agreements	129,190.0	—	129,190.0	—	129,190.0	—

(1)	Comprised of securities and cash collateral. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

	As of March 31, 2026
	Amounts subject to enforceable netting arrangements
	Effects of offsetting on balance sheet			Related amounts not offset
	Gross Amounts	Amounts offset	Net amounts reported in the balance sheet	Financial instruments	Financial collateral (1)	Net amount	Net amount
	(In millions)
Financial assets
Derivative assets	Rs. 624,206.5	Rs. —	Rs. 624,206.5	Rs. 470,626.0	Rs. 21,329.1	Rs. 132,251.4	US$	1,409.5
Securities purchased under agreements to resell	421,575.4	—	421,575.4	—	421,575.4	—		—
Financial liabilities
Derivative liabilities	Rs. 578,276.3	Rs. —	Rs. 578,276.3	Rs. 470,626.0	Rs. 16,814.6	Rs. 90,835.7	US$	968.1
Securities sold under repurchase agreements	100,000.0	—	100,000.0	—	100,000.0	—		—

(1)	Comprised of securities and cash collateral. These amounts are limited to the asset/liability balance, and accordingly, do not include excess collateral received/pledged.

F-8
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees
As a part of its commercial banking activities, the Bank has issued guarantees and documentary credits, such as letters of credit, to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Bank will make payments in the event that the customer fails to fulfil
l
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
In accordance with FASB ASC
460-10,
the Bank has recognized a liability of Rs. 11,413.0 million as of March 31, 2025 and of Rs. 15,535.4 million as of March 31, 2026, in respect of guarantees issued or modified.
Details of guarantees and documentary credits outstanding are set out below:

	As of March 31,
	2025	2026	2026
	(In millions)
Nominal values:
Bank guarantees:
Financial guarantees	Rs. 714,278.7	Rs. 925,004.9	US$	9,858.3
Performance guarantees	781,152.1	969,271.9		10,330.1
Documentary credits	966,848.6	1,018,840.9		10,858.4

Total	Rs. 2,462,279.4	Rs. 2,913,117.7	US$	31,046.8

Estimated fair value:
Guarantees	Rs. (11,413.0)	Rs. (15,535.4)	US$	(165.6)
Documentary credits	(1,462.5)	(1,524.8)		(16.3)

Total	Rs. (12,875.5)	Rs. (17,060.2)	US$	(181.9)

As part of its risk management activities, the Bank continuously monitors the creditworthiness of

i
t
s customers as well as guarantee exposures. If a customer fails to perform a specified obligation, a beneficiary may draw upon the guarantee by presenting documents in compliance with the guarantee. In that event, the Bank makes payment on account of the defaulting customer to the beneficiary up to the full notional amount of the guarantee. The customer is obligated to reimburse the Bank for any such payment. If the customer fails to pay, the Bank liquidates any collateral held and sets off accounts; if insufficient collateral is held, the Bank recognizes a loss. Margins in the form of cash and fixed deposit
s
available to the Bank to reimburse losses realized under guarantees amounted to Rs. 365.6 billion and Rs. 372.8 billion as of March 31, 2025 and March 31, 2026, respectively. Other property or security may also be available to the Bank to cover losses under these guarantees.
Undrawn commitments
The Bank has outstanding undrawn commitments to provide loans and financing to customers. These commitments aggregated to Rs. 1,222.2 billion and Rs. 1,648.5 billion (US$ 17.6 billion) as of March 31, 2025 and March 31, 2026, respectively. Among other things, the making of a loan is subject to a review of the creditworthiness of the customer at the time the customer seeks to borrow, at which time the Bank has the unilateral right to decline to make the loan. If the Bank were to make such loans, the interest rates would be dependent on the lending rates in effect when the loans were disbursed. Further, the Bank has unconditional cancellable commitments aggregating to Rs. 10,335.6 billion
and Rs. 13,109.3 billion (US$ 139.7 billion) as of March 31, 2025 and March 31, 2026, respectively.
The allowance for credit losses included in accrued expenses and other liabilities on off-balance
sheet credit exposures and undrawn commitments is as follows:

	As of March 31,
	2025	2026	2026
	(In millions)
Allowance for credit losses, beginning of the period	Rs. 7,240.5	Rs. 9,453.7	US$	100.7
Net provision for credit exposures	2,213.2	2,784.2		29.7

Allowance for credit losses, end of the period	Rs. 9,453.7	Rs. 12,237.9	US$	130.4

F-8
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27. Estimated fair value of financial instruments
The Bank’s financial instruments include financial assets and liabilities recorded on the balance sheet, including instruments such as foreign exchange and derivative contracts. Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of all the amounts the Bank could have realized in a sales transaction as of March 31, 2025 and March 31, 2026, respectively. The estimated fair value amounts as of March 31, 2025 and March 31, 2026 have been measured as of the respective year ends, and have not been re-evaluated
or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair value of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.
Financial instruments valued at carrying value
The respective carrying values of certain
on-balance-sheet
financial instruments approximates their fair value at the reported year end. These financial instruments include cash and amounts due from banks, non-interest-bearing
deposits in banks, securities purchased and sold under resale and repurchase agreements, accrued interest receivable, accrued interest payable, and certain other assets and liabilities that are considered financial instruments. Carrying values were assumed to approximate fair values for these financial instruments as they are short-term in nature and their recorded amounts approximate fair values or are receivable or payable on demand.
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
The fair values of loans that do not reprice or mature within relatively short time frames are estimated using discounted cash flow models and are classified as Level 3 as the input used for the valuation is internal credit spreads which is based on internal models and is considered unobservable. For loans that reprice within relatively short time frames, the carrying values approximate their fair values, accordingly such loans are classified as Level 2.
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

F-8
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of demand deposits, savings deposits, and money market deposits without defined maturities are the amounts payable on demand. The carrying value of such deposits reflects the fair value of the instruments and hence such instruments are classified as level 2. Deposits with defined maturities, the fair values have been estimated using discounted cash flow models that apply market interest rates corresponding to similar deposits and timing of maturities currently offered for such deposits as the valuation input is considered observable. These are classified as level 2.
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
Derivatives
See note 26
Accrued interest receivable /payable.
Considering the short term nature of accrued interest receivable and accrued interest payable, carrying value is considered to approximate the fair value. Accordingly, it is classified as level 2.
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
A comparison of the fair value and carrying value of financial instruments is set out below:

	As of March 31, 2025
		Estimated fair value
	Carrying value	Level 1	Level 2	Level 3	Total
	(In millions)
Financial Assets:
Cash and due from banks, and restricted cash	Rs. 1,982,929.8	Rs. 1,982,929.8	Rs. —	Rs. —	Rs. 1,982,929.8
Investments held for trading	625,388.5	340,388.3	250,009.3	34,990.9	625,388.5
Investments available for sale debt securities	9,910,174.3	1,435,936.3	8,360,598.8	113,639.2	9,910,174.3
Securities purchased under agreements to resell	349,210.7	—	349,210.7	—	349,210.7
Loans	28,102,981.8	—	5,801,666.4	22,327,674.8	28,129,341.2
Accrued interest receivable	322,788.9	—	322,729.4	59.5	322,788.9
Separate account assets	1,016,281.4	873,154.4	143,127.0	—	1,016,281.4
Other assets	1,978,448.8	20,404.1	1,950,178.0	2,300.7	1,972,882.8
Financial Liabilities :
Interest-bearing deposits	23,994,357.2	—	24,119,101.2	—	24,119,101.2
Non-interest-bearing deposits	3,116,596.7	—	3,116,596.7	—	3,116,596.7
Securities sold under repurchase agreements	129,190.0	—	129,190.0	—	129,190.0
Short-term borrowings	1,306,013.1	—	1,305,341.6	—	1,305,341.6
Accrued interest payable	258,311.8	—	258,311.8	—	258,311.8
Long-term debt	5,866,163.2	—	5,936,593.3	—	5,936,593.3
Accrued expenses and other liabilities	850,899.0	—	849,510.6	1,388.5	850,899.1
Separate account liabilities	1,016,281.4	—	1,016,281.4	—	1,016,281.4
Liabilities on policies in force(*)	47,316.6	—	47,316.6	—	47,316.6

	As of March 31, 2026
		Estimated fair value
	Carrying value	Level 1	Level 2	Level 3	Total	Carrying value		Estimated fair value
	(In millions)
Financial Assets:
Cash and due from banks, and restricted cash	Rs. 2,547,835.1	Rs. 2,547,835.1	Rs. —	Rs. —	Rs. 2,547,835.1	US$	27,153.7	US$	27,153.7
Investments held for trading	848,427.6	388,678.9	409,980.5	49,768.2	848,427.6		9,042.2		9,042.2
Investments available for sale debt securities	10,247,500.8	262,623.5	9,871,669.4	113,207.9	10,247,500.8		109,213.5		109,213.5
Securities purchased under agreements to resell	421,575.4	—	421,575.4	—	421,575.4		4,493.0		4,493.0
Loans	30,993,886.5	—	6,745,772.2	24,373,002.7	31,118,774.9		330,319.6		331,650.6
Accrued interest receivable	328,559.5	—	328,517.2	42.3	328,559.5		3,501.7		3,501.7
Separate account assets	1,051,916.1	814,016.6	237,899.5	—	1,051,916.1		11,210.9		11,210.9
Other assets	2,190,761.3	25,678.2	2,115,251.8	44,143.6	2,185,073.6		23,348.2		23,287.6
Financial Liabilities :
Interest-bearing deposits	27,497,592.2	—	27,657,894.0	—	27,657,894.0		293,057.6		294,766.0
Non-interest-bearing deposits	3,504,125.5	—	3,504,125.5	—	3,504,125.5		37,345.5		37,345.5
Securities sold under repurchase agreements	100,000.0	—	100,000.0	—	100,000.0		1,065.8		1,065.8
Short-term borrowings	1,349,648.4	—	1,343,990.0	—	1,343,990.0		14,384.0		14,323.7
Accrued interest payable	268,164.2	—	268,164.2	—	268,164.2		2,857.9		2,857.9
Long-term debt	5,119,434.0	—	5,124,244.2	—	5,124,244.2		54,560.7		54,612.0
Accrued expenses and other liabilities	1,334,597.9	—	1,333,035.4	1,562.5	1,334,597.9		14,223.6		14,223.6
Separate account liabilities	1,051,916.1	—	1,051,916.1	—	1,051,916.1		11,210.9		11,210.9
Liabilities on policies in force(*)	44,441.1	—	44,441.1	—	44,441.1		473.6		473.6

(*)	The liabilities on policies in force includes only the fair value of contracts that are classified as insurance contracts.

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
The insurance services segment comprises the Life Insurance business which offers a wide range of individual and group insurance solutions such as Protection, Pension, Savings, Investment, Annuity and Health. Revenues from the insurance segment consists of premiums, investment income from managed assets, linked income (fund management charges, policy administration charges, mortality charges, surrender charges, discontinuance charges, reinstatement fees, etc) and other miscellaneous income. Expenses of this segment primarily comprise commission expenses, operating expenses, benefits paid, changes in valuation of actuarial liability and other direct overheads and allocated expenses.
The others segment comprises businesses other than the retail banking segment, wholesale banking segment, treasury services segment and insurance services segment.
Segment income and expenses include certain allocations. Interest income is charged by a segment that provides funding to another segment, based on yields benchmarked to an internally developed composite cost mix which broadly tracks market-discovered interest rates.
Salaries and staff benefits is a significant expense for our reportable segments. Other than salaries and staff benefits includes other expense categories that are consistent with those presented in our consolidated statements of income, such as premises and equipment, depreciation and amortization, administrative and other expense, amortization of intangible assets and (Surplus) / Deficit in P&L transferred to undistributed policy holders earnings account. Claims and benefits paid pertaining to insurance business is a significant expense for our insurance services segment. Directly identifiable overheads are attributed to a segment at actual amounts incurred. Indirect shared costs, principally corporate office expenses, are generally allocated to each segment on the basis of area occupied, number of staff, volume and nature of transactions.

F-8
8

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Summarized segment information for the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026:

	Fiscal year ended March 31, 2024
	Retail Banking		Wholesale Banking		Treasury Services		Insurance Services		Others		Total
	(In millions)
Net interest income/(expense) (external)	Rs.	624,203.3	Rs.	249,868.7	Rs.	265,306.7	Rs.	86,474.6	Rs.	22,150.1	Rs.	1,248,003.4
Net interest income/(expense) (internal)		178,794.9		65,798.9		(244,593.8)		—		—		—
Net interest revenue		802,998.2		315,667.6		20,712.9		86,474.6		22,150.1		1,248,003.4
Non-interest revenue		276,151.7		24,303.9		11,784.3		418,250.0		8,441.0		738,930.9
Less: Provision for credit losses		118,900.0		14,163.1		—		—		—		133,063.1

Total revenue, net		960,249.9		325,808.4		32,497.2		504,724.6		30,591.1		1,853,871.2

Salaries and staff benefits		(246,954.5)		(23,096.5)		(2,232.5)		(6,105.9)		(10,386.6)		(288,776.0)
Other than salaries and staff benefits expense		(301,798.6)		(61,638.6)		(4,045.7)		(105,692.1)		(4,495.4)		(477,670.4)
Claims and benefits paid pertaining to insurance business		—		—		—		(381,965.8)		—		(381,965.8)
Total non-interest expense		(548,753.1)		(84,735.1)		(6,278.2)		(493,763.8)		(14,882.0)		(1,148,412.2)

Income before income tax	Rs.	411,496.8	Rs.	241,073.3	Rs.	26,219.0	Rs.	10,960.8	Rs.	15,709.1	Rs.	705,459.0

Less: Income tax expense											Rs.	77,827.1

Net income before noncontrolling interest											Rs.	627,631.9
Segment assets:
Segment total assets	Rs.	23,256,928.8	Rs.	13,133,744.0	Rs.	2,731,823.5	Rs.	4,387,398.1	Rs.	608,678.6	Rs.	44,118,573.0

	Fiscal year ended March 31, 2025
	Retail Banking		Wholesale Banking		Treasury Services		Insurance Services		Others		Total
	(In millions)
Net interest income/(expense) (external)	Rs.	956,355.0	Rs.	169,440.6	Rs.	144,728.0	Rs.	133,733.0	Rs.	229.0	Rs.	1,404,485.6
Net interest income/(expense) (internal)		16,464.5		116,723.3		(133,187.8)		—		—		—
Net interest revenue		972,819.5		286,163.9		11,540.2		133,733.0		229.0		1,404,485.6
Non-interest revenue		305,210.1		52,654.6		42,448.9		521,983.0		44,726.0		967,022.6
Less: Provision for credit losses		190,309.5		(8,929.4)		—		—		—		181,380.1

Total revenue, net		1,087,720.1		347,747.9		53,989.1		655,716.0		44,955.0		2,190,128.1

Salaries and staff benefits		(263,810.0)		(11,863.1)		(2,249.6)		(8,544.0)		(12,785.0)		(299,251.7)
Other than salaries and staff benefits expense		(330,405.2)		(64,844.2)		(386.5)		(93,757.2)		(7,070.0)		(496,463.1)
Claims and benefits paid pertaining to insurance business		—		—		—		(532,867.1)		—		(532,867.1)

Total non-interest expense		(594,215.2)		(76,707.3)		(2,636.1)		(635,168.3)		(19,855.0)		(1,328,581.9)

Income before income tax	Rs.	493,504.9		271,040.6		51,353.0		20,547.7		25,100.0	Rs.	861,546.2

Less: Income tax expense											Rs.	175,014.9

Net income before noncontrolling interest											Rs.	686,531.3

Segment assets:
Segment total assets	Rs.	25,660,856.3	Rs.	13,784,529.5	Rs.	3,204,355.4	Rs.	4,917,053.5	Rs.	620,876.4	Rs.	48,187,671.1

	Fiscal year ended March 31, 2026
	Retail Banking	Wholesale Banking	Treasury Services	Insurance Services	Others	Total	Total
	(In millions)
Net interest income/(expense) (external)	Rs. 929,003.1	Rs. 267,310.9	Rs. 142,885.1	Rs. 159,995.4	Rs. 575.0	Rs. 1,499,769.5	US$	15,983.8
Net interest income/(expense) (internal)	158,428.8	(50,901.0)	(107,527.8)	—	—	—		—
Net interest revenue	1,087,431.9	216,409.9	35,357.3	159,995.4	575.0	1,499,769.5		15,983.8
Non-interest revenue	327,888.0	57,346.6	27,876.4	532,571.0	50,166.0	995,848.0		10,613.3
Less: Provision for credit losses	178,818.2	(10,546.0)	—	—	—	168,272.2		1,793.4

Total revenue, net	1,236,501.7	284,302.5	63,233.7	692,566.4	50,741.0	2,327,345.3		24,803.7

Salaries and staff benefits	(279,981.4)	(11,832.8)	(2,746.5)	(10,171.0)	(13,863.0)	(318,594.7)		(3,395.4)
Other than salaries and staff benefits expense	(369,271.4)	(49,347.6)	(912.6)	(72,639.4)	(7,602.0)	(499,773.0)		(5,326.4)
Claims and benefits paid pertaining to insurance business	—	—	—	(569,949.7)	—	(569,949.7)		(6,074.3)

Total non-interest expense	(649,252.8)	(61,180.4)	(3,659.1)	(652,760.1)	(21,465.0)	(1,388,317.4)		(14,796.1)

Income before income tax	587,248.9	223,122.1	59,574.6	39,806.3	29,276.0	Rs. 939,027.9		10,007.6

Less: Income tax expense						Rs. 211,931.5		2,258.7

Net income before noncontrolling interest						727,096.4		7,748.9

Segment assets:
Segment total assets	Rs.27,153,852.1	Rs.15,411,233.5	Rs.4,218,859.4	Rs.5,202,353.0	Rs.634,895.2	Rs.52,621,193.2	US$	560,814.2

9

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

29. Commitments and contingencies
Commitments and contingent liabilities other than for off balance sheet financial instruments (see note 26) are as follows:
Capital commitments
The Bank has entered into committed capital contracts, principally for branch expansion and technology upgrades. The estimated amount of contracts remaining to be executed on the capital accounts as of March 31, 2025 and March 31, 2026 are Rs.

35,972.8
 million and Rs.
30,871.5
 million, respectively.
Contingencies
The Bank is party to various legal proceedings in the normal course of business. The Bank estimates the provision for contingencies which primarily include indirect taxes since no precedents exist which could be used as points of reference. The amount of claims against the Bank towards indirect taxes and other claims which are not acknowledged as debts as of March 31, 2026 amounted to Rs. 61,162.2 million (previous year Rs. 60,331.1 million). The Bank does not expect the outcome of these proceedings to have a material adverse effect on the Bank’s results of operations, financial condition or cash flows. The Bank intends to vigorously defend these claims. Although the results of other legal actions cannot be predicted with certainty, it is the opinion of management, after taking appropriate legal advice, that the likelihood of these claims becoming obligations of the Bank is remote and hence the resolution of these actions will not have a material adverse effect, if any, on the Bank’s business, financial condition or results of operations.
Lease commitments
The Bank is party to operating leases for certain of its office premises and employee residences, with a renewal at the option of the Bank. Operating lease right-of-use
assets and lease liabilities were as follows:

	As of March 31,
	2025	2026	2026
		(In millions)
Right-of-use assets	Rs. 142,297.4	Rs. 160,879.7	US$	1,714.6
Lease liabilities	153,929.8	174,558.0		1,860.4
The total lease expenses were as follows:

	As of March 31,
	2024	2025	2026	2026
	(In millions)
The total minimum lease expense during the year recognized in the consolidated statements of income	Rs. 23,245.5	Rs. 27,720.1	Rs. 32,390.6	US$	345.2
The total operating cash flow for operating lease expenses during the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026 was
Rs. 25,447.4 million, Rs. 25,248.2 million and Rs. 29,629.7 million (US$ 315.8 million), respectively.

F-
90

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future minimum lease payments as of March 31, 2026 were as follows:

Due in fiscal year ending March 31:	Operating leases
	(In millions, except for weighted averages)
2027	Rs.	27,615.2	US$	294.3
2028		27,023.1		288.0
2029		26,292.1		280.2
2030		25,144.2		268.0
2031		23,263.7		247.9
Thereafter		127,384.2		1,357.6

Total lease payments	Rs.	256,722.5	US$	2,736.0
Less: imputed interest		82,164.5		875.9

Total operating lease liabilities	Rs.	174,558.0	US$	1,860.4

Weighted average remaining lease term (in years)		10.0		10.0
Weighted average discount rate		7.15%		7.15%
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
Right-of-use
assets are reported in other assets on the consolidated balance sheets and related lease liabilities are reported in accrued expenses and other liabilities on the consolidated balance sheets. The amortization of operating lease right-of-use
assets and the accretion of operating lease liabilities are reported together as fixed lease expenses and are included in
“Non-interest
expense- Premises and equipment” in the consolidated statements of income. The lease expense is recognized on a straight-line basis over the life of the lease. The lease agreements entered into by the Bank generally have renewal and escalation clauses. These agreements also in general permit the Bank to terminate the lease arrangement within a certain period of notice of termination. The Bank does not include renewal or termination options in the establishment of the lease term when it is not reasonably certain that it will exercise them. The Bank has elected to exclude leases with terms of less than one year from the operating lease right-of-
use
assets and lease liabilities. The related short-term lease expense is included in
“Non-interest
expense- Premises and equipment” in the consolidated statements of income. As of March 31, 2026, the Bank had additional undiscounted operating lease commitments of Rs.

1,562.4
 million (US$
16.7
 million), predominantly for premises, with leases which have not yet commenced. These leases are expected to commence by April 2026 and have lease terms ranging from
1
to
18
years.
Reward points
The movement in provision for credit card and debit card reward points as of March 31, 2025 and March 31, 2026 is as follows:

	As of March 31,
	2025		2026		2026
	(In millions)
Opening provision of reward points	Rs.	8,635.5	Rs.	10,474.4	US$	111.6
Provision made during the year		9,335.1		10,065.2		107.3
Utilization/write back of provision		(7,496.2)		(8,836.5)		(94.2)
Effect of change in rate of accrual of reward points		—		—		—

Closing provision of reward points	Rs.	10,474.4	Rs.	11,703.1	US$	124.7

F-
91

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30. Related party transactions
Until June 30, 2023, the Bank’s principal related parties consisted of eHDFC (Principal owner), subsidiaries of eHDFC and affiliates of the Bank (Others). With effect from July 1, 2023, the Bank has acquire
d 100%

of the share capital of eHDFC by way of amalgamation at the acquisition date (the “Transaction”). Consequently, subsidiaries of eHDFC became subsidiaries/ associate of HDFC Bank. The Bank enters into transactions with its related parties, such as providing banking services, sharing costs and service providers, purchasing services, making joint investments, and borrowing from related parties and subletting premises. The Bank is prohibited from making loans to companies with which it has directors in common. The Bank, being an authorized dealer, deals in foreign exchange and derivative transactions with certain related parties. The foreign exchange and derivative transactions are undertaken in line with the RBI guidelines. The Bank’s related party balances and transactions are in the normal course of business and are summarized as follows:
Balances payable to related parties are as follows:

	As of March 31,
	2025				2026
	Others		Total		Others		Total		Total
	(In millions)
Balances in non-interest-bearing deposits	Rs.	2,349.0	Rs.	2,349.0	Rs.	3,154.1	Rs.	3,154.1	US$	33.6
Balances in interest-bearing deposits		462.6		462.6		2,427.6		2,427.6		25.9
Accrued expenses and other liabilities		110.8		110.8		—		—		—

Total	Rs.	2,922.4	Rs.	2,922.4	Rs.	5,581.7	Rs.	5,581.7	US$	59.5

Balances receivable from related parties are as follows:

	As of March 31,
	2025				2026
	Others		Total		Others		Total		Total
	(In millions)
Loans	Rs.	28.2	Rs.	28.2	Rs.	20.0	Rs.	20.0	US$	0.2
Other assets		1,713.7		1,713.7		1,419.5		1,419.5		15.1
Investments available for sale securities		28,498.1		28,498.1		28,449.4		28,449.4		303.2

Total	Rs.	30,240.0	Rs.	30,240.0	Rs.	29,888.9	Rs.	29,888.9	US$	318.5

Purchase of property and equipment from related parties for the fiscal years ended March 31, 2025 and March 31,2026 is Rs. 2.9 million and nil respectively.
Purchase and sale of investments from related parties for the fiscal year ended March
 31, 2026 is nil (previous year nil) and Rs. 5,753.3 million (previous year Rs. 10,131.7 million), respectively. Investments of related parties in
the Bank’s subordinated debt for the fiscal year ended March 31, 2026 were Rs. 9,191.0 million (previous year Rs. 12,191.0 million).

F-9
2

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Included in the determination of net income are the following significant transactions with related parties:

	Fiscal year ended March 31,
	2024			2025			2026
	Principal owner	Others	Total	Principal owner	Others	Total	Principal owner	Others	Total	Total
	(In millions)
Non-interest revenue - Fees and commissions	Rs. 1,670.2	Rs. 8,205.3	Rs. 9,875.5	Rs. —	Rs. 6,996.6	Rs. 6,996.6	Rs. —	Rs. 6,824.6	Rs. 6,824.6	US$	72.7
Interest and dividend revenue	—	3,242.9	3,242.9	—	732.0	732.0	—	1,097.9	1,097.9		11.7
Interest expense - Deposits	(30.6)	(115.4)	(146.0)	—	(29.0)	(29.0)	—	(31.5)	(31.5)		(0.3)
Non-interest expense - Administrative and other	(2,424.6)	(4,140.1)	(6,564.7)	—	(2,179.8)	(2,179.8)	—	(3,546.7)	(3,546.7)		(37.8)
Non-interest expense - Premises and equipment	(0.5)	(1.2)	(1.7)	—	(1.2)	(1.2)	—	(1.2)	(1.2)		—
Interest expense - Others	—	(514.7)	(514.7)	—	(856.4)	(856.4)	—	(866.9)	(866.9)		(9.2)
Non-interest revenue - Others	—	78.0	78.0	—	—	—	—	2.1	2.1		—
During the fiscal year ended March 31, 2026, the Bank issued Guarantees on behalf of Others for Rs. 2.5 million (previous year Rs. 2.5 million).
For contributions made to provident funds and pension funds set up by the Bank, see note 25—Retirement benefits.
31. Earnings per equity share
By way of an ordinary resolution on July 19, 2025, the shareholders of the Bank approved, through postal ballot, the issuance of bonus shares, in the proportion of one bonus equity share of

Rs.

1
each for every one fully
paid-up
equity share held as of the record date (August 27, 2025). Accordingly, the Bank allotted

7,677,039,761
equity shares as bonus shares on August 28, 2025 by utilization of share premium. All shares/ADS and per share/ADS information in the financial results reflect the effect of the bonus shares issuance retrospectively. One ADS continues to represent three equity shares.
A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share has been provided below. Potential equity shares in the nature of ESOP with average outstanding balance of
 105,842,228; 76,454,198 and 112,768,277
were excluded from the calculation of diluted earnings per share for the fiscal years ended March 31, 2024, March 31, 2025 and March 31, 2026, respectively, as these were anti-dilutive.

	As of March 31,
	2024	2025	2026
Weighted average number of equity shares used in computing basic earnings per equity share	14,158,592,110	15,255,283,286	15,357,462,189
Effect of potential equity shares for stock options outstanding	56,312,746	63,584,926	48,909,382

Weighted average number of equity shares used in computing diluted earnings per equity share	14,214,904,856	15,318,868,212	15,406,371,571

F-9
3

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following are reconciliations of basic and diluted earnings per equity share and earnings per ADS.

	Fiscal years ended March 31,
	2024	2025	2026	2026
Basic earnings per share	Rs. 44.33	Rs. 45.01	Rs. 45.89	US$	0.49
Effect of potential equity shares for stock options outstanding	0.17	0.19	0.14		0.01

Diluted earnings per share	Rs. 44.16	Rs. 44.82	Rs. 45.75	US$	0.48

Basic earnings per ADS	Rs. 132.99	Rs. 135.02	Rs. 137.67	US$	1.47
Effect of potential equity shares for stock options outstanding	0.53	0.57	0.42		0.03

Diluted earnings per ADS	Rs. 132.46	Rs. 134.45	Rs. 137.25	US$	1.44

Dividends
Any dividends declared by the Bank are based on the profit available for distribution as reported in the statutory financial statements of the Bank prepared in accordance with Indian GAAP. Additionally, the Banking Regulation Act and related regulations require the Bank to transfer 25% of its Indian GAAP profit after-tax
to a
non-distributable
statutory reserve and to meet certain other conditions in order to pay dividends without prior RBI approval. As per the RBI guidelines, the dividend payout cannot exceed 35% of net income as calculated under Indian GAAP. Accordingly, the net income reported in these consolidated financial statements may not be fully distributable in that year. Dividends declared for the fiscal years ended March 31, 2024 and March 31, 2025 were
Rs.
9.75
 per equity share and Rs.
11.00
per equity share, respectively. The Board of Directors at its meeting held on July 19, 2025, declared a special interim dividend of Rs.
2.50
per equity share
pre-bonus
share issuance.
32. Subsidiaries and Affiliates
a. List of subsidiaries

Name of Entity	Background	Holding % as of March 31, 2026
HDB Financial Services Limited (“HDBFSL”)	A non-deposit taking non-banking finance company	74.6
HDFC Securities Limited (“HSL”)	Offers trading facilities in a range of equity, fixed income and derivative products to its clients	94.3
HDFC Life Insurance Company Limited (“HDFC Life”)	Lender of long-term life insurance solutions provider in India, offering a range of individual and group insurance solutions	50.2
HDFC Asset Management Company Limited (“HDFC AMC”)	Investment manager to HDFC Mutual Fund	52.4
HDFC Sales Private Limited (“HSPL”)	Strengthens the marketing and sales efforts by providing a dedicated sales force to sell home loans and other financial products, including public deposits	100.0
HDFC Capital Advisors Limited (“HDFC Capital”)	Acts as an Investment Manager for Category II Alternative Investment Funds registered with the SEBI	89.7
HDFC Trustee Company Limited (“HDFC Trustee”)	Provides trusteeship services to HDFC Mutual Fund	100.0
Griha Investments	Acts as investment manager to HIREF International LLC (the “Fund”) and its Special Purpose Vehicles	100.0
Griha Pte. Limited (“Griha Pte”)	Private Equity Fund Manager specializing in Real Estate Private Equity Investments in India. It is registered with the Monetary Authority of Singapore as a Fund Management Company	100.0
b. List of affiliates

Name of Entity	Background	Holding % as at March 31, 2026
HDFC ERGO General Insurance Company Limited (“HDFC ERGO”)	Offers a complete range of general insurance products.	50.3

F-9
4

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33. Fair value measurement
FASB ASC 820 Fair Value Measurement defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and prescribes requirements for disclosures about fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

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
Financial assets and financial liabilities are measured at fair value on a recurring basis as follows:
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
Held to maturity securities: There were no HTM securities as of March 31, 2025 and March 31, 2026.
Separate account assets: Separate account assets are carried at fair value based on quoted market prices or market observable inputs.

F-9
5

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Separate account liabilities: The portion of separate account assets representing contract holder’s funds are reported in the insurance entity’s financial statements as a summary total, with an equivalent summary total reported for related liabilities. These amounts are then presented on the consolidated balance sheets.
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
The following table summarizes investments measured at fair value on a recurring basis as of March 31, 2025, segregated by the level of valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Assets
Trading account securities	Rs.	625,388.5	Rs.	336,658.0	Rs.	253,739.6	Rs.	34,990.9
Securities available-for-sale		9,910,174.3		1,435,936.2		8,360,598.9		113,639.2
Equity securities(*)		129,984.8		20,404.1		109,013.3		567.4
Separate Account Assets		1,016,281.4		873,154.4		143,127.0		—

Total	Rs.	11,681,829.0	Rs.	2,666,152.7	Rs.	8,866,478.8	Rs.	149,197.5

Liabilities
Liabilities on policies in force		482.9		—		482.9		—

Total	Rs.	482.9	Rs.	—	Rs.	482.9	Rs.	—

(*)	Equity securities classified within other assets.
The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of March 31, 2026, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
			(In millions)
Assets
Trading account securities	Rs.	848,427.6	Rs.	388,678.9	Rs.	409,980.5	Rs.	49,768.2
Securities available-for-sale		10,247,500.8		262,623.5		9,871,669.4		113,207.9
Equity securities ( * )		48,067.3		20,369.5		—		27,697.8
Other securities (**)		19,600.3		5,308.7		—		14,291.6
Separate Account Assets		1,051,916.1		814,016.6		237,899.5		—

Total	Rs.	12,215,512.1	Rs.	1,490,997.2	Rs.	10,519,549.4	Rs.	204,965.5

Total	US$	130,187.7	US$	15,890.4	US$	112,112.9	US$	2,184.4

Liabilities
Liabilities on policies in force		211.8		—		211.8		—

Total	Rs.	211.8	Rs.	—	Rs.	211.8	Rs.	—

Total	US$	2.3	US$	—	US$	2.3	US$	—

(*)	Equity securities classified within other assets.
(**)	Other securities classified within other assets include security receipts, alternative investment funds, pass-through certificates and others.

F-9
6

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes certain additional information about changes in the fair value of Level 3 assets pertaining to instruments carried at fair value for the fiscal years ended March 31, 2025 and March 31, 2026:

Particulars	As of March 31, 2025
	(In millions)
Beginning balance at April 1, 2024	Rs.	160,865.0
Total gains or losses (realized/unrealized)
— Included in net income		5,864.3
— Included in other comprehensive income		1,351.8
Purchases/additions		65,272.1
Sales		(546.6)
Issuances		—
Settlements		(83,818.7)
Transfers into Level 3		209.6
Transfers out of Level 3		—
Foreign currency translation adjustment		—

Ending balance at March 31, 2025	Rs.	149,197.5

Total amount of gains/ (losses) included in net income attributable to change in unrealized gains/ (losses) relating to assets still held at reporting date	Rs	5,830.7

Change in unrealized gains/ (losses) for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	433.0

Particulars	As of March 31, 2026
	(In millions)
Beginning balance at April 1, 2025		Rs. 149,197.5
Total gains or losses (realized/unrealized)
— Included in net income		12,882.0
— Included in other comprehensive income		(625.2)
Purchases/additions		80,097.8
Sales		(6,164.5)
Issuances		—
Settlements		(67,372.2)
Transfers into Level 3		37,600.3
Transfers out of Level 3		(650.2)
Foreign currency translation adjustment		—

Ending balance at March 31, 2026		Rs. 204,965.5

Total amount of gains/ (losses) included in net income attributable to change in unrealized gains/ (losses) relating to assets still held at reporting date	Rs	13,893.9

Change in unrealized gains/ (losses) for the period included in other comprehensive income for assets held at the end of the reporting period	Rs	(621.8)

Equity securities as of April 1, 2025 with a fair value of Rs. 37,600.3 million were transferred from Level 2 to Level 3 based on the assessment of the nature of observable inputs. Equity securities with a fair value of Rs. 650.2 million were transferred from Level 3 to Level 1 upon listing on a recognized stock exchange.
Derivatives: The Bank enters into forward exchange contracts, currency options, forward rate agreements, currency swaps and rupee interest rate swaps with inter-bank participants on its own account and for customers. These transactions enable customers to transfer, modify or reduce their foreign exchange and interest rate risks. Forward exchange contracts are commitments to buy or sell foreign currency at a future date at the contracted rate. Currency swaps are commitments to exchange cash flows by way of interest in one currency against another currency and exchange the principal amount at maturity based on predetermined rates. Rupee interest rate swaps are commitments to exchange fixed and floating rate cash flows in rupees.
The Bank uses its pricing models to determine the fair value of its derivative instruments. These models use market inputs that are observable directly or indirectly.

F-9
7

HDFC BANK LIMITED AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2025, segregated by the level of valuation inputs within the fa ir v
alue hierarchy:

Fair Value Measurements Using
Particulars	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
(In millions)
Derivative assets	Rs. 179,812.4	Rs. —	Rs. 179,812.4	Rs. —
Derivative liabilities	Rs. 143,566.1	Rs. —	Rs. 143,566.1	Rs. —
The following table summarizes derivative instruments measured at fair value on a recurring basis as of March 31, 2026, segregated by the level of valuation inputs within the fair value hierarchy:

			Fair Value Measurements Using
Particulars	Total		Quoted prices in active markets for identical assets (Level 1)		Significant other observable inputs (Level 2)		Significant unobservable inputs (Level 3)
	(In millions)
Derivative assets	Rs.	624,206.5	Rs.	—	Rs.	624,206.5	Rs.	—
Derivative liabilities	Rs.	578,276.3	Rs.	—	Rs.	578,276.3	Rs.	—
34. Risk and uncertainties
The Bank continues to monitor the developments in the ongoing war between Russia and Ukraine (which has entered its fourth year), the geo-political conflict between Israel and Hamas, the war in Iran involving the United States and Israel, the escalating regional instability in the Middle East, the logistical restrictions due to the closure of the Strait of Hormuz and the added tensions in the immediate region consequent to the terrorist attack on tourists in Pahalgam in Jammu and Kashmir, which complicates the geopolitical landscape. The tariff announcements by the United States in February 2025 and the retaliatory tariffs by China have led to increased uncertainty in the world markets. In February 2026, the U.S. Supreme Court ruled that the baseline reciprocal tariffs and certain higher additional tariffs imposed by the U.S. President in April 2025 pursuant to the International Emergency Economic Powers Act (“IEEPA”) were unlawful. Following the ruling, the U.S. President signed a proclamation imposing a new 10 percent global tariff under Section 122 of the Trade Act of 1974. Significant uncertainty remains regarding the imposition of tariffs pursuant to IEEPA, including with respect to timing, amount, the status of any current appeal and the potential for further appeal.
35. Subsequent events
In
 its meeting held on April 18, 2026, the Board of Directors of the Bank recommended a final dividend of Rs.
13.0
per share for the fiscal year ended March 31, 2026 subject to approval of the shareholders at the next Annual General Meeting to be held. The amount of such dividend aggregated to Rs.
200,113.8
million as of March 31,
2026.
On June 16, 2026, the Bank’s IFSC banking unit, GIFT City, raised US$

million through the issuance of five-year

5.067
% senior unsecured bonds maturing on
June 24, 2031
.

8

EXHIBIT INDEX

Exhibit No.	Description of Document

1.1	HDFC Bank Limited Memorandum of Association, as amended

1.2	HDFC Bank Limited Articles of Association, as amended (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2024)

2.1	HDFC Bank Limited Specimen Certificate for Equity Shares (incorporated herein by reference to HDFC Bank Limited’s Registration Statement on Form F-1 filed on July 12, 2001 (Registration No. 333-13718))*

2.2	Second Amended and Restated Deposit Agreement among HDFC Bank Limited, JPMorgan Chase Bank, N.A. and all holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to Form F-6 filed on November 9, 2022 (Registration No. 333-175521))

2.3	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934

4	Composite Scheme of Amalgamation among HDFC Investments Limited, HDFC Holdings Limited, Housing Development Finance Corporation Limited, HDFC Bank Limited and their respective shareholders and creditors as approved by the Board of Directors on April 4, 2022, and by the board of directors of HDFC Limited on April 4, 2022, and as amended from time to time (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2022)

8	List of Subsidiaries of HDFC Bank Limited

11	Share Dealing Code

12.1	Certification of the Managing Director pursuant to Rule 13a-14(a)

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)

13	Certifications by the Managing Director and Chief Financial Officer required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

97	Policy on Clawback of Incentive Compensation (incorporated herein by reference to HDFC Bank Limited’s Annual Report on Form 20-F filed on July 29, 2024)

101	The following financial information from HDFC Bank Limited’s Annual Report on Form 20-F for the year ended March 31, 2026 is formatted in Inline XBRL: (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Shareholders’ Equity, (v) Consolidated Statements of Cash Flows and (vi) Notes to Consolidated Financial Statements.

104	The cover page for HDFC Bank Limited’s Annual Report on Form 20-F for the year ended March 31, 2026 has been formatted in Inline XBRL.

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

HDFC Bank Limited

/s/ Srinivasan Vaidyanathan
Name: Srinivasan Vaidyanathan
Title: Chief Financial Officer Date: July 29, 2026

S-1